Form 20-F
period 2018-12-31
BANCO SANTANDER CHILE
filed 2019-03-22
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
(Title of Class)

The number of outstanding shares of each class of common stock of Banco Santander-Chile at December 31, 2018, was:

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

Yes ☒      No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes ☐      No ☒

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this Annual Report on Form 20-F that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:

●	asset growth and alternative sources of funding;

●	growth of our fee-based business;

●	financing plans;

●	impact of competition;

●	impact of regulation;

●	exposure to market risks including:

●	interest rate risk;

●	foreign exchange risk; and

●	equity price risk;

●	projected capital expenditures;

●	liquidity;

●	trends affecting:

●	our financial condition; and

●	our results of operation.

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

You should understand that the following important factors, in addition to those discussed elsewhere in this Annual Report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

●	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

●	changes in economic conditions;

●	the monetary and interest rate policies of Central Bank (as defined below);

●	inflation;

●	deflation;

●	unemployment;

●	increases in defaults by our customers and impairment losses;

●	decreases in deposits;

●	customer loss or revenue loss;

●	unanticipated turbulence in interest rates;

●	movements in foreign exchange rates;

●	movements in equity prices or other rates or prices;

●	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

●	changes in Chilean and foreign laws and regulations;

●	changes in taxes;

●	competition, changes in competition and pricing environments;

●	our inability to hedge certain risks economically;

●	the adequacy of loss allowances;

●	technological changes;

●	changes in consumer spending and saving habits;

●	changes in demographics, consumer spending, investment or saving habits;

●	increased costs;

●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

●	changes in, or failure to comply with, banking regulations;

●	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

●	our ability to successfully market and sell additional services to our existing customers;

●	disruptions in client service;

●	damage to our reputation;

●	natural disasters;

●	implementation of new technologies;

●	the Group’s exposure to operational losses (e.g., failed internal or external processes, people and systems); and

●	an inaccurate or ineffective client segmentation model.

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

When we refer to “Santander Spain,” we refer to our parent company, Banco Santander, S.A.. References to “the Group,” “Santander Group” or “Grupo Santander” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Santander-Chile.

As used in this Annual Report, the term “billion” means one thousand million (1,000,000,000).

In this Annual Report, references to “$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars; references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos; references to “JPY” or “JPY$” are to Japanese Yen; references to “AUD” or “AUD$” are to Australian dollars; references to “CHF” or “CHF$” are to Swiss francs; references to “CNY” or “CNY$” are to Chinese yuan renminbi; and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates.

As used in this Annual Report, the terms “write-offs” and “charge-offs” are synonyms.

In this Annual Report, references to the Audit Committee are to the Bank’s Comité de Directores y Auditoría.

In this Annual Report, references to “BIS” are to the Bank for International Settlement, and references to “BIS ratio” are to the capital adequacy ratio as calculated in accordance with the Basel Capital Accord. References to the “Central Bank” are to the Banco Central de Chile. References to the “SBIF” are to the Superintendency of Banks and Financial Institutions. References to the “FMC” are to the Financial Market Commission, which is scheduled to merge with the SBIF on June 1, 2019.

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

As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF, the Chilean regulatory agency (“Chilean Bank GAAP”). Therefore, our locally filed consolidated financial statements have been adjusted to IFRS in order to comply with the requirements of the Securities and Exchange Commission (the “SEC”). Chilean Bank GAAP principles are substantially similar to IFRS but there are some exceptions. For further details and a discussion of the main differences between Chilean Bank GAAP and IFRS, see “Item 5. Operating and Financial Review and Prospects—Accounting Standards Applied in 2018.”

This Annual Report contains our consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 (the “Audited Consolidated Financial Statements”). Such Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, and have been audited by the independent registered public accounting firm PricewaterhouseCoopers Consultores Auditores SpA for the years ended December 31, 2018, 2017 and 2016. See page F-2 of the Audited Consolidated Financial Statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 for the audit report issued by PricewaterhouseCoopers Consultores Auditores SpA. The Audited Consolidated Financial Statements have been prepared from accounting records maintained by the Bank and its subsidiaries.

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

Functional and Presentation Currency

The Chilean peso is the currency of the primary economic environment in which the Bank operates and the currency that influences its structure of costs and revenues, and in accordance with International Accounting Standard 21 – The Effects of Changes in Foreign Exchange Rates has been defined as the functional and presentation currency. Accordingly, all balances and transactions denominated in currencies other than the Chilean peso are treated as “foreign currency.” See “Note 1—Summary of Significant Accounting Principles—e) Functional and presentation currency.” For presentation purposes, we have translated Chilean pesos (Ch$) into U.S. dollars (U.S.$) using the rate as indicated below under “Exchange Rates,” for the financial information included in this Annual Report.

Loans

Unless otherwise specified, all references herein (except in the Audited Consolidated Financial Statements) to loans are to loans and financial leases before deduction for loan loss allowance, and, except as otherwise specified, all market share data presented herein is based on information published periodically by the SBIF.

Outstanding loans and the related percentages of our loan portfolio consisting of corporate and consumer loans as defined in the section entitled “Item 4. Information on the Company—B. Business Overview” are categorized based on the nature of the borrower. Outstanding loans and related percentages of our loan portfolio consisting of corporate and consumer loans in the section entitled “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information” are categorized in accordance with the reporting requirements of the SBIF, which are based on the type and term of loans.

Non-performing loans are also presented in accordance with reporting requirements of the SBIF and include the entire principal amount and accrued but unpaid interest on loans for which either principal or interest is past-due for 90 days or more. Restructured loans for which no payments are past-due are not ordinarily classified as non-performing loans. See “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

At the end of each reporting period the Bank evaluates the impairment of the loan book. For December 31, 2018 this has been assessed in accordance with IFRS 9 and for prior periods in accordance with IAS 39. See “Note 1—Summary of Significant Accounting Principles” in the Audited Consolidated Financial Statements.

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

Unless otherwise indicated, all U.S. dollar amounts at any year end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2018 and 2017, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$697.76 and Ch$616.85 respectively, or 0.3% more and 0.26% more, respectively, than the observed exchange rate published by the Central Bank for such date of Ch$695.69 and Ch$615.22, respectively, per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” of the Annual Report.

As of December 31, 2018 and 2017, one UF was equivalent to Ch$27,565.79 and Ch$26,798.14, respectively. The U.S. dollar equivalent of one UF was U.S.$39.62 as of December 31, 2018, using the observed exchange rate reported by the Central Bank as of December 30, 2018 of Ch$695.69 per U.S.$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected historical financial information for Santander-Chile as of the dates and for each of the periods indicated. Financial information for Santander-Chile as of and for the years ended December 31, 2018, 2017, 2016, 2015, and 2014 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. In the F-pages of this Annual Report on Form 20-F, our audited financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 are presented. The audited financial statements for 2015 and 2014 are not included in this document, but they can be found in our previous Annual Reports on Form 20-F. These consolidated financial statements differ in some respects from our locally filed financial statements as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 prepared in accordance with Chilean Bank GAAP. See “Item 4. Information on the Company—Differences between IFRS and Chilean Bank GAAP.”

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

	As of and for the years ended December 31,
	2018	2018	2017	2016	2015	2014
	In U.S.$ thousands(1)	In Ch$ millions (2)
CONSOLIDATED STATEMENT OF INCOME DATA (IFRS)
Net interest income	2,027,012	1,414,368	1,326,691	1,281,366	1,255,206	1,317,104
Net fee and commission income	416,884	290,885	279,063	254,424	237,627	227,283
Financial transactions, net (3)	150,599	105,082	129,752	140,358	145,499	112,565
Other operating income	33,148	23,129	62,016	6,427	6,439	6,545
Net operating profit before provision for loan losses	2,627,643	1,833,464	1,797,522	1,682,575	1,644,771	1,663,497
Provision for loan losses	(454,896)	(317,408)	(302,255)	(342,083)	(399,277)	(354,903)
Net operating income	2,172,747	1,516,056	1,495,267	1,340,492	1,245,494	1,308,594
Total operating expenses	(1,081,051)	(754,314)	(778,950)	(756,041)	(719,958)	(683,819)
Operating income	1,091,696	761,742	716,317	584,451	525,536	624,775
Income from investments in associates and other companies	7,302	5,095	3,963	3,012	2,588	2,165
Income before tax	1,098,998	766,837	720,280	587,463	528,124	626,940
Income tax expense	(239,544)	(167,144)	(145,031)	(109,031)	(76,395)	(51,050)
Net income for the year	859,455	599,693	575,249	478,432	451,729	575,890
Net income for the period attributable to:
Equity holders of the Bank	853,206	595,333	562,801	476,067	448,466	569,910
Non-controlling interests	6,249	4,360	12,448	2,365	3,263	5,980
Net income attributable to Equity holders of the Bank per share	4.53	3.16	2.99	2.53	2.38	3.02
Net income attributable to Equity holders of the Bank per ADS	1,811.09	1,263.71	1,406.96	1,010.51	951.92	1,208.00
Weighted-average shares outstanding (in millions)	188,446.1	188,446.1	188,446.10	188,446.1	188,446.1	188,446.1
Weighted-average ADS outstanding (in millions)	471.1	471.1	471.1	471.1	471.1	471.1

	As of and for the years ended December 31,
	2018	2018	2017	2016	2015	2014
	In U.S.$ thousands(1)	In Ch$ millions (2)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (IFRS)
Cash and deposits in banks	2,960,102	2,065,441	1,452,922	2,279,389	2,064,806	1,608,888
Cash items in process of collection	506,990	353,757	668,145	495,283	724,521	531,373
Investments under resale agreements	—	—	—	6,736	2,463	—
Financial derivative contracts	4,443,698	3,100,635	2,238,647	2,500,782	3,205,926	2,727,563
Trading investments	—	—	485,736	396,987	324,271	774,815
Interbank loans, net	—	—	162,213	268,672	9,711	11,942
Loans and accounts receivable from customers, net	—	—	26,772,544	26,147,154	24,528,745	22,196,390
Available-for-sale investments			2,574,546	3,388,906	2,044,411	1,651,598
Financial assets held for trading	110,412	77,041	—	—	—	—
Loans and account receivable at amortized cost	42,035,945	29,331,001	—	—	—	—
Loans and account receivable at fair value through other comprehensive income	98,297	68,588	—	—	—	—
Debt instrument at fair value through other comprehensive income	3,431,442	2,394,323	—	—	—	—
Equity instruments at fair value through other comprehensive income	692	483	—	—	—	—
Investments in associates and other companies	45,865	32,003	27,585	23,780	20,309	17,914
Intangible assets	95,911	66,923	63,219	58,085	51,137	40,983
Property, plant, and equipment	363,429	253,586	242,547	257,379	240,659	211,561
Current taxes	—	—	—	—	—	2,241
Deferred taxes	569,702	397,515	371,091	359,600	320,527	272,118
Other assets	1,420,569	991,216	764,410	847,272	1,100,174	927,961
TOTAL ASSETS	56,083,054	39,132,512	35,823,605	37,030,025	34,637,660	30,975,347
Deposits and other demand liabilities	12,527,828	8,741,417	7,768,166	7,539,315	7,356,121	6,480,497
Cash items in process of being cleared	233,666	163,043	486,726	288,473	462,157	281,259
Obligations under repurchase agreements	69,573	48,545	268,061	212,437	143,689	392,126
Time deposits and other time liabilities	18,728,243	13,067,819	11,913,945	13,151,709	12,182,767	10,413,940
Financial derivative contracts	3,608,301	2,517,728	2,139,488	2,292,161	2,862,606	2,561,384
Interbank borrowing s	2,563,383	1,788,626	1,698,357	1,916,368	1,307,574	1,231,601
Issued debt instruments	11,630,407	8,115,233	7,093,653	7,326,372	5,957,095	5,785,112
Other financial liabilities	308,702	215,400	242,030	240,016	220,527	205,125
Current taxes	11,599	8,093	6,435	29,294	17,796	1,077
Deferred taxes	22,171	15,470	9,663	7,686	3,906	7,631
Provisions	437,501	305,271	303,798	292,210	274,998	285,970
Other liabilities	1,290,427	900,408	745,363	795,785	1,045,869	654,557
TOTAL LIABILITIES	51,431,801	35,887,053	32,675,685	34,091,826	31,835,105	28,300,279
Capital	1,277,378	891,303	891,303	891,303	891,303	891,303
Reserves	2,755,993	1,923,022	1,781,818	1,640,112	1,527,893	1,307,761
Valuation adjustments	16,269	11,352	(2,312)	6,640	1,288	25,600
Retained earnings	535,455	373,619	435,228	370,803	351,890	417,321
Attributable to Equity holders of the Bank	4,585,095	3,199,296	3,106,037	2,908,858	2,772,374	2,641,985
Non-controlling interest	66,159	46,163	41,883	29,341	30,181	33,083
TOTAL EQUITY (4)	4,651,254	3,245,459	3,147,920	2,938,199	2,802,555	2,675,068
TOTAL LIABILITIES AND EQUITY	56,083,054	39,132,512	35,823,605	37,030,025	34,637,660	30,975,347

	As of and for the years ended December 31,
	2018	2017	2016	2015	2014
CONSOLIDATED RATIOS
(IFRS)
Profitability and performance:
Net interest margin (5)	4.3%	4.3%	4.3%	4.4%	4.9%
Return on average total assets (6)	1.6%	1.6%	1.4%	1.3%	1.8%
Return on average equity (7)	18.4%	19.2%	16.8%	16.0%	21.4%
Capital:
Average equity as a percentage of average total assets (8)	8.8%	8.5%	8.1%	8.2%	8.2%
Total liabilities as a multiple of equity (9)	11.1	10.4	11.6	11.4	10.6

	As of and for the years ended December 31,
	2018	2017	2016	2015	2014
Credit Quality:
Non-performing loans as a percentage of total loans (10)	2.1%	2.3%	2.1%	2.5%	2.8%
Allowance for loan losses as percentage of total loans(11)	2.9%	2.9%	2.9%	3.0%	2.9%
Operating Ratios:
Operating expenses /operating revenue (12)	41.1%	43.3%	44.9%	43.8%	41.1%
Operating expenses /average total assets	2.0%	2.3%	2.1%	2.1%	2.1%

OTHER DATA
CPI Inflation Rate (13)	2.6%	2.3%	2.7%	4.4%	4.7%
Revaluation (devaluation) rate (Ch$/U.S.$) at year end (13)	(13.1%)	7.8%	5.7%	(16.5%)	(16.0%)
Number of employees at period end	11,305	11,068	11,354	11,723	11,478
Number of branches and offices at period end	380	385	423	471	474

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2018 have been translated from Chilean pesos at the interbank market exchange rate of Ch$697.76 = U.S.$1.00 as of December 31, 2018 based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(3)	Net income (expense) from financial operations and net foreign exchange gain.

(4)	Total equity includes equity attributable to Equity holders of the Bank plus non-controlling interests.

(5)	Net interest income divided by average interest earning assets (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”).

(6)	Net income for the year divided by average total assets (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”).

(7)	Net income for the year divided by average equity (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).

(8)	This ratio is calculated using total average equity (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”) including non-controlling interest.

(9)	Total liabilities divided by equity.

(10)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due. Total loans in 2018 corresponds to loans at amortized cost.

(11) Allowance for loan losses as of December 31, 2018 corresponds to allowances for loans at fair value through other comprehensive income at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39.

(12)	The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange gain, net and other operating income.

(13)	Based on information published by the Central Bank.

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

Purchases and sales of foreign currencies may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant. On December 31, 2018 and 2017 the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$697.76 and Ch$616.85 respectively, or 0.30% more and 0.26% more, respectively, than the Central Bank’s published observed exchange rate for such date of Ch$695.69 and Ch$615.22, respectively, per U.S.$1.00.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2018 dividend must be proposed and approved during the first four months of 2019. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

Under the General Banking Law, a bank must distribute cash dividends in respect of any fiscal year in an amount equal to at least 30% of its net income for that year, as long as the dividend does not result in the infringement of minimum capital requirements. The balances of our distributable net income are generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

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

The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ millions (1)	Dividend U.S.$ millions (2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)	% over earnings (6)
2015	330,198	540.4	1.75	1.15	60	58
2016	336,659	503.7	1.79	1.07	75	75
2017	330,646	496.5	1.75	1.05	70	69
2018	423,611	702.3	2.25	1.49	75	75

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Dividend in U.S.$ million divided by the number of ADS, which was calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP. This is the payment ratio determined by shareholders.

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

Global economic conditions deteriorated significantly between 2007 and 2009, and many countries fell into recession. Although many countries have recovered, this recovery may not be sustainable. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies experienced, and some continue to experience, significant difficulties. Around the world, there were runs on deposits at several financial institutions, numerous institutions sought additional capital or were assisted by governments, and many lenders and institutional investors reduced or ceased providing funding to borrowers (including to other financial institutions).

In particular, we face, among others, the following risks related to the economic downturn:

●	Reduced demand for our products and services.

●	Increased regulation of our industry. Compliance with such regulation will continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks to non-compliance and limit our ability to pursue business opportunities.

●	Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the household income of our retail customers and may adversely affect the recoverability of our retail loans, resulting in increased loan losses.

●	The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

●	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

●	Any worsening of global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

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

Additionally, the results of the 2016 United States presidential and congressional elections generated volatility in the global capital and currency markets and created uncertainty about the relationship between the United States and its major trade partners. The uncertainty persists in relation to the United States trade policy, in particular with respect to any further protectionist shift.

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

In August 2017, Fitch Ratings Ltd. (“Fitch”) downgraded our main ratings from A+ to A following a similar action on the sovereign rating of the Republic of Chile. Standard and Poor’s Ratings Services (“S&P”) placed the Bank’s ratings on Outlook Negative in August 2017 and reaffirmed this rating and outlook in November 2017. In August 2018, the Bank’s outlook changed from negative to stable after the outlook for the sovereign rating of the Republic of Chile was changed to stable in July 2017 and the Bank’s A rating was affirmed in August 2017.

In July 2018, Moody’s downgraded our main rating to A1 from Aa3, after revising the sovereign rating of the Republic of Chile to A1 as well. Moody’s currently has a stable outlook on the Republic of Chile’s sovereign rating and on our rating as well.

In addition, our ratings may be adversely affected by any downgrade in the ratings of our parent company, Santander Spain. The long-term debt of Santander Spain is currently rated investment grade by the major rating agencies: A2 (stable) by Moody’s, A (stable) by S&P and A- (stable) by Fitch.

Any downgrade in our debt credit ratings would likely increase our borrowing costs and may require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments we may be required to maintain a minimum credit rating or terminate such contracts or post collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

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

The Chilean market for financial services is highly competitive. We compete with other private sector Chilean and non-Chilean banks, with Banco del Estado de Chile, the principal government-owned sector bank, with department stores and with larger supermarket chains that make consumer loans and sell other financial products to a large portion of the Chilean population. The lower to middle-income segments of the Chilean population and the small- and mid- sized corporate segments have become the target markets of several banks and competition in these segments may increase. In addition, there has been a trend towards consolidation in the Chilean banking industry in recent years, which has created larger and stronger banks with which we must now compete. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. We also face competition from non-bank (such as department stores, insurance companies, cajas de compensación and cooperativas) and non-finance competitors (principally department stores, auto-lenders and larger supermarket chains) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and from mutual funds, pension funds and insurance companies with respect to savings products.

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

New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business. Furthermore, the widespread adoption of new technologies, including cryptocurrencies and payment systems, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Such new technologies could negatively impact our investments in bank premises, equipment and personnel for our branch network.

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

Increasing competition could also require that we increase the rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

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

Our strong position in the credit card market is in part due to our credit card co-branding agreement with Chile’s largest airline. This agreement was renewed in January 2019 for seven more years. Once this agreement expires, no assurance can be given that it will be renewed, which may materially and adversely affect our results of operations and financial condition in the credit card business.

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

As of December 31, 2018, our non-performing loans were Ch$631,649 million, and the ratio of our non-performing loans to total loans was 2.1%. As of December 31, 2018, our allowance for loan losses was Ch$882,450 million, and the ratio of our allowance for loan losses to total loans was 2.9%. For additional information on our asset quality, see “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

Our allowance for loan losses is based on our current assessment of and expectations concerning various factors affecting us, including the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the 2008 financial crisis has demonstrated, many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses and other assets require recalibration, which can lead to increased provision expense. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results–Results of Operations for the Years ended December 31, 2018, 2017 and 2016—Provision for loan losses, net of recoveries.”

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

The further expansion of our loan portfolio (particularly in the consumer, small- and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses. See “Note 9—Loans and Account Receivable at Amortized Cost – under IFRS 9” and “Note 10—Loans and Account Receivable at Fair Value through Other Comprehensive Income – under IFRS 9” in our Audited Consolidated Financial Statements for a description and presentation of our loan portfolio as well as “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Loan Portfolio.”

Retail customers represent 68.8% of the value of the total loan portfolio at amortized cost as of December 31, 2018. As part of our business strategy, we seek to increase lending and other services to retail clients, which are more likely to be adversely affected by downturns in the Chilean economy. In addition, as of December 31, 2018, our residential mortgage loan portfolio totaled Ch$10,150,981 million, representing 33.6% of our total loans. See “Note 9— Loans and Account Receivable at Amortized Cost – under IFRS 9” in our Audited Consolidated Financial Statements for a description and presentation of our residential mortgage loan portfolio. If the economy and real estate market in Chile experience a significant downturn, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past-due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

The growth rate of our loan portfolio may be affected by economic turmoil, which could also lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at similar rates to historical growth rates. A reversal of the rate of growth of the Chilean economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulations could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. Economic turmoil could materially adversely affect the liquidity, businesses and financial condition of our customers as well as lead to a general decline in consumer spending and a rise in unemployment. All this could in turn lead to decreased demand for borrowings in general.

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

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rate, inflation, exchange rate or equity price. Changes in interest rates affect the following areas, among others, of our business:

●	net interest income;

●	the volume of loans originated;

●	credit spreads;

●	the market value of our securities holdings;

●	the value of our loans and deposits; and

●	the value of our derivatives transactions.

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

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. Therefore, while the Bank seeks to avoid significant mismatches between assets and liabilities due to foreign currency exposure, from time to time, we may have mismatches. “See Item 11. Quantitative and Qualitative Disclosure About Market Risks—E. Market Risks—Foreign exchange fluctuations.”

We are also exposed to equity price risk in our investments in equity securities in the banking book and in the trading portfolio. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results. To the extent any of these risks materialize, our interest income / (charges) or the market value of our assets and liabilities could be materially adversely affected.

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

We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. As of December 31, 2018, 98.8% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. Historically, one of our principal sources of funds has been time deposits. Time deposits represented 33.4% and 33.3% of our total liabilities and equity as of December 31, 2018 and 2017, respectively. The Chilean time deposit market is concentrated given the importance in size of various large institutional investors such as pension funds and corporations relative to the total size of the economy. As of December 31, 2018, the Bank’s top 20 time deposits represented 19.7% of total time deposits, or 6.6% of total liabilities and equity, and totaled U.S.$3.7 billion. No assurance can be given that future economic stability in the Chilean market will not negatively affect our ability to continue funding our business or to maintain our current levels of funding without incurring increased funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

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

Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The liquidity coverage ratio (“LCR”) is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. At December 31, 2018, our LCR ratio was 151.6%, above the 100% minimum requirement. The net stable funding ratio (NSFR) provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. The final definition of the NSFR approved by the Basel Committee in October 2014, has not yet come into effect. The Basel requirement still needs to be written into the CRR, which is expected to be published in 2019.

We are subject to regulatory capital and liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“core capital”) of at least 3% of total assets, net of required loan loss allowances. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2018, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 13.4% and our core capital ratio was 10.6%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

●	the increase of risk-weighted assets as a result of the expansion of our business or regulatory changes;

●	the failure to increase our capital correspondingly;

●	losses resulting from a deterioration in our asset quality;

●	declines in the value of our investment instrument portfolio;

●	changes in accounting standards;

●	changes in provisioning guidelines that are charged directly against our equity or net income; and

●	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in Chile.

On January 19, 2019, the Chilean government passed a law that amends, among others, the General Banking Law (the General Banking Law, as amended, is referred to herein as the “New General Banking Law”) and establishes new capital regulation for banks in Chile in line with Basel III standards and the merger of the banking regulator with the FMC, with all current SBIF attributions being transferred to the FMC. The FMC was created by Law 21,000 in 2017 and started operations December 14, 2017 (eliminating the Superintendency of Securities and Insurance as of January 15, 2018).

This will lead to the FMC becoming the sole supervisor for the Chilean financial system overseeing insurance companies, companies with publicly traded securities, credit unions, credit card and prepaid card issuers, and banks. This commission is responsible for the proper functioning, development and stability of the financial market, facilitating the participation of market agents and defending public faith in the financial markets. To do so, it must maintain a general and systemic vision of the market, considering the interests of investors and policyholders. It is also responsible for ensuring that the persons or entities audited, from their initiation until the end of their liquidation, comply with the laws, regulations, statutes and other provisions that govern them.

The Commission will be in charge of a Council, which will be composed of five members, who are appointed and are subject to the following rules:

●	A Commissioner appointed by the President of Chile, of recognized professional or academic prestige in matters related to the financial system, which will have the character of President of the Commission.

●	Four commissioners appointed by the President of Chile, from among persons of recognized professional or academic prestige in matters related to the financial system, by supreme decree issued through the Ministry of Finance, after ratification of the Senate by the four sevenths of its members in exercise, in session specially convened for that purpose.

The Council’s responsibilities include regulation, sanctioning and the definition of general supervision policies. In addition, there is a prosecutor in charge of investigations and the Chairman is responsible for supervision. The FMC acts in coordination with the Chilean Central Bank (BCCh).

Under the New General Banking Law, minimum capital requirements have increased in terms of amount and quality. Total Regulatory Capital remains at 8% of risk-weighted assets which includes credit, market and operational risk. Minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% may be Additional Tier 1 (AT1), either in the form of preferred shares or perpetual bonds, both of which may be convertible to common equity. The FMC will now establish the conditions and requirements for the issuance of perpetual bonds and preferred equity. Tier 2 capital is now set at 2% of risk-weighted assets. Additional capital demands are incorporated through a Conservation Buffer of 2.5% of risk-weighted assets, setting a Total Equity Requirement of 10.5% of risk-weighted assets. The BCCh may set an additional Counter Cyclical Buffer of up to 2.5% of risk-weighted assets with agreement from the FMC. Both buffers must be comprised of core capital.

The FMC, with agreement from the BCCh, may impose additional capital requirements for Systemically Important Banks (“SIB”) of between 1-3.5% of risk-weighted assets. Notably, the BCCh may require: (1) the addition of up to 2% to the core capital to total assets ratios; (2) a reduction in the technical reserve requirement trigger from 2.5 times regulatory capital to 1.5 times regulatory capital; and/or (3) a reduction in the interbank loan limit to 20% of regulatory capital of any SIB. While the FMC has not yet established the criteria to assess which banks will be considered SIBs, it is probable that we will be classified an SIB.

The following table sets forth a comparison between the current regulatory capital demands, and those under the New General Banking Law.

Capital requirements: Basel III, current General Banking Law and New General Banking Law
Capital categories	Current General Banking Law	New General Banking Law
(% over risk weighted assets)
(1) Total Tier 1 Capital (2+3)	4.5	6
(2) Basic Capital	4.5	4.5
(3) Additional Tier 1 Capital (AT1)	—	1.5
(4) Tier 2 Capital	3.5	2
(5) Total Regulatory Capital (1+4)	8	8
(6) Conservation Buffer	2% over regulatory capital in order to be classified in Category A solvency.	2.5
(7) Total Equity Requirement (5+6)	8	10.5
(8) Counter Cyclical Buffer	—	up to 2.5
(9) SIB* Requirement	Up to 6% in case of a merger	Between 1 - 3.5

* Systemically Important Banks

According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF for informational purposes only, our ratio of regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk was 12.0% as of December 31, 2018. No assurance can be given that the adoption of the Basel III capital requirements will not have a material impact on our capitalization ratio.

The bill also incorporates Pillar II capital requirements with the objective of assuring an adequate management of risk. The FMC, with at least four votes from the Commission, will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a financial institution.

The FMC will be responsible for establishing weightings for risk-weighted assets as a separate regulation based on the implementation of standard models, subject to agreement from the BCCh. The FMC will have until December 31, 2020 to establish the weightings. Until the FMC absorbs the SBIF (which is expected to take place on June 1, 2019) and the new weightings for risk-weighted assets are approved, banks must maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“core capital”) of at least 3% of total assets, net of required loan loss allowances. Banco Santander-Chile must maintain a minimum regulatory capital to risk-weighted assets ratio of 11%.

We may also be required to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required levels. Our ability to raise additional capital may be limited by numerous factors, including: our future financial condition, results of operations and cash flows; any necessary government regulatory approvals; our credit ratings; general market conditions for capital raising activities by commercial banks and other financial institutions; and domestic and international economic, political and other conditions. If we require additional capital in the future, we cannot assure you that we will be able to obtain such capital on favorable terms, in a timely manner or at all. Furthermore, the FMC may increase the minimum capital adequacy requirements applicable to us. Accordingly, although we currently meet the applicable capital adequacy requirements, we may face difficulties in meeting these requirements in the future. If we fail to meet the capital adequacy requirements, we may be required to take corrective actions. These measures could materially and adversely affect our business reputation, financial condition and results of operations. In addition, if we are unable to raise sufficient capital in a timely manner, the growth of our loan portfolio and other risk-weighted assets may be restricted, and we may face significant challenges in implementing our business strategy. As a result, our prospects, results of operations and financial condition could be materially and adversely affected.

The SBIF and the Central Bank published new liquidity standards in 2015 and ratios that must be implemented and calculated by all banks. These will eventually replace the current regulatory limits imposed by the SBIF and the Central Bank described above. These new liquidity standards are in line with those established in Basel III. The most important liquidity ratios that will eventually be adopted by Chilean banks are:

●	Liability concentration per institutional and wholesale counterparty. Banks will have to calculate the percentage of their liabilities coming from institutional and wholesale counterparties, including ratios regarding renovation, renewals, restructurings, maturity and product concentration of these counterparties.

●	Liquidity coverage ratio (LCR), which measures the percentage of liquid Assets over net cash outflows. The new guidelines also define liquid assets and the formulas for calculating net cash outflows.

●	Net Stable Funding Ratio (NSFR) which will measure a bank’s available stable funding relative to its required stable funding. Both concepts are also defined in the new regulations.

Beginning on March 30, 2016, banks began reporting these ratios to the Central Bank and the SBIF. The final limits and results for the LCR were published in May 2018, with minimum LCR of 60% starting from January 1, 2019, gradually increasing by 10% until reaching 100%. The initial limits banks must meet in order to comply with the other liquidity ratios have not been published yet. For this reason, we cannot yet determine the effect that the implementation of these models will have on our business. Such effect could be material and adverse if it materially increases the liquidity we are required to maintain.

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

In their supervisory roles, the regulators seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. The supervisors’ continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. In general, these regulators have a more outcome-focused regulatory approach that involves more proactive enforcement and more punitive penalties for infringement. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent regulatory fines.

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

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which these deposits are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% reserve against them: demand deposits, deposits in checking accounts, obligations payable on sight incurred in the ordinary course of business and, in general, all deposits unconditionally payable immediately. The New General Banking Law also states that the FMC, with the approval from the Central Bank, may lower the amount of a bank’s regulatory capital over which a SIB must maintain a 100% reserve, from 2.5 times to 1.5 times. If the Central Bank were to increase reserve requirements, this could lead to lower loan growth and have a negative effect on our business.

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

Changes to the pension fund system may affect the funding mix of the Bank

The current pension fund system dates from the 1980s when pensions went from being state-funded to privately-funded, which requires Chilean employees to set aside 10% of their wages. While the system is widely regarded as a success, the demographics of the Chilean society have changed and there have been some modifications to the system. As of December 31, 2018, the Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) had U.S.$6,473 million invested in the Bank via equity, deposits and fixed income. In November 2018, the Chilean government presented a proposal for pension reform to Congress for discussion. The proposed bill includes measures to open the pension fund management industry to new actors, lower entrance barriers to the industry, enhance the powers of the Superintendency of Pensions and introduce the FMC as a supervisory entity, among other reforms. The current proposal includes a reduction of the reserve requirement for AFPs, which typically consist of assets that the AFPs must maintain in order to cover the loss of value of the pension funds if profitability is less than the minimum amount required, from 1% to 0.5% of the value of each of the managed pension funds. Although the bill is currently in its first stage of discussions and widely expected to be approved, we are unable to predict the final content of the law. The potential adverse effect of the proposed law on our financial condition and results of operations cannot yet be ascertained.

The legal restrictions on the exposure of Chilean pension funds to different asset classes may affect our access to funding.

Chilean regulations impose a series of restrictions on how Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) may allocate their assets. In the particular case of financial issuers’ there are three restrictions, each involving different assets and different limits determined by the amount of assets in each fund and the market and book value of the issuer’s equity. As a consequence, limits vary within funds of AFPs and issuers. According to our estimates in December 2018, the AFPs still had the possibility of being able to invest another U.S.$11,781 million in the Bank via equity, deposits and fixed income. If the exposure of any AFP to Santander-Chile exceeds the regulatory limits or the regulatory limits are reduced, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

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

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. For example, IFRS 9 was adopted as of January 1, 2018, establishing a new impairment model of expected loss and make changes to the classification and measurement requirements for financial assets and liabilities. In addition, the Bank adopted IFRS 16 as of January 1, 2019, requiring new standards for recognition, measurement, presentation and disclosure of leases. This led to approximately Ch$154,284 million of assets for the right of use and lease liabilities for the same amount as of the date of adoption of IFRS 16. Changes made to accounting standards can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For further information about developments in financial accounting and reporting standards, see Note 1 to our Audited Consolidated Financial Statements.

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

Disclosure controls and procedures, including internal controls, over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the Securities Exchange Act of 1934 is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Chilean law applicable to public companies and financial groups and institutions and our by-laws provide for several procedures designed to ensure that the transactions entered into with or among our financial subsidiaries and/or affiliates do not deviate from prevailing market conditions for those types of transactions, including the requirement that our board of directors approve such transactions. Furthermore, all significant related party transactions must be approved by the Audit Committee and the Board. These significant transactions are also reported in our annual shareholders meeting. Please see Note 36 of our Audited Consolidated Financial Statements and “Item 7. Major Shareholders and Related Party Transactions.”

We are likely to continue to engage in transactions with our affiliates. Future conflicts of interests between us and any of affiliates, or among our affiliates, may arise, which conflicts are not required to be and may not be resolved in our favor.

We may not effectively manage risks associated with the replacement of benchmark indices.

Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny. For example, in 2017, the FCA announced that it will no longer persuade or compel banks to submit rates for the calculation of the London interbank offered rate (“LIBOR”) benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. This and other reforms may cause benchmarks to reform differently than in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for the business. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates; (iii) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (iv) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; and (v) conduct risks arising from the potential impact of communication with customers and engagement during the transition period. The replacement benchmarks, and the timing of and mechanisms for implementation have not yet been confirmed by central banks. Although we currently do not have any bonds maturing after 2021 that use a LIBOR benchmark, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

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

The Chilean Congress is currently discussing modifications to Law 20,009, which defines the scope of responsibility for users and issuers when a client’s cards and/or online payment or transfer user information are lost, stolen or fraudulently used (including through hacking and cloning). Cardholders are obligated to notify the bank through an easily accessible channel when their cards have been lost, stolen, or fraudulently used. Some members of Congress are proposing that for those transactions realized prior to the notice of loss or theft of a credit card, the cardholder must also notify the issuer of all of the unauthorized transactions in the same notice or up to five business days following the original notification. In cases of fraud, the user will not be responsible for the transactions that they did not authorize and which were made prior to the fraud notification within the 30 calendar days following the issuance of said notice. In these cases, some members of Congress are seeking that the issuer be responsible for assuming these costs or must demonstrate that the transaction was in fact authorized by the owner or user of the credit card. The law also considers increasing fines and jail time for those committing theft or fraud with credit cards, which must be legally pursued by the card issuer.

In light of these developments, we are trying to limit the exposure of our clients to credit card fraud through education, insurance coverage, marketing campaigns, daily transfer amount limits, chip technology, improved ATM software, and other technological improvements, but we cannot assure that this law will not increase the financial costs related to cybercrime and credit card fraud.

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

We may be the subject of misinformation and misrepresentations deliberately propagated to harm our reputation or for other deceitful purposes, or by profiteering short sellers seeking to gain an illegal market advantage by spreading false information about us. There can be no assurance that we will effectively neutralize and contain a false information that may be propagated regarding the business, which could have an adverse effect on our operating results, financial condition and prospects.

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

We are from time to time subject to certain regulatory investigations and civil and tax claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation, discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The amount of our reserves in respect of these matters is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period. At December 31, 2018, we had provisions for legal contingencies of Ch$923 million.

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

We are exposed to counterparty risk in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us or executing securities, futures or currency trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, clearing houses or other financial intermediaries.

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

Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. We would also be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments or a reduction in prepayment fees could have a material adverse effect on us. The current administration is presently analyzing an initiative to reduce or limit prepayment fees and the Bank does not yet have an estimate of the potential impact of such initiatives. We cannot assure you that this change or any future regulatory changes related to prepayment fees will not have a material impact on our business.

A significant deterioration in economic conditions may make it more difficult for us to continue funding our business on favorable terms with institutional investors.

Large denominations of funding from time deposits, interbank loans or commercial paper from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds. As of December 31, 2018, short-term funding from institutional investors as defined by our Asset and Liability Committee totaled U.S.$2,747 billion or 4.9% of total liabilities and equity. Significant future market instability in global markets, specifically the Eurozone and the U.S., may negatively affect our ability to continue funding our business or maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.

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

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims. We can give no assurances that our expectations with regard to integration and synergies will materialize. We also cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

●	manage efficiently the operations and employees of expanding businesses;

●	maintain or grow our existing customer base;

●	assess the value, strengths and weaknesses of investment or acquisition candidates, including local regulation that can reduce or eliminate expected synergies;

●	finance strategic investments or acquisitions;

●	align our current information technology systems adequately with those of an enlarged group;

●	apply our risk management policy effectively to an enlarged group; and

●	manage a growing number of entities without over-committing management or losing key personnel.

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

Any future fluctuation in oil prices may give rise to volatility in the global financial markets and further economic instability in oil-dependent regions, such as Chile. In addition, the ability of borrowers in or exposed to the oil sector has been and may be further adversely affected by such price fluctuations.

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

The Chilean Government enacted in 2014 and again in 2016 a reform to the tax and other assessment regimes to which we are subject in order to finance greater expenditure in education. The most relevant change was the rise in the corporate tax rate to 27% by 2018 and the introduction of two corporate taxation regimes (Sistema Parcialmente Integrado (SIP or Semi-Integrated Regime) and the Sistema de Renta Atribuida (Attributed Income Regime). However, a corporation such as Banco Santander-Chile with a majority of shareholders that are incorporated entities is obliged to adhere to the Semi-Integrated Regime. The statutory tax rate rose to 27% in 2018, with personal and withholding taxes imposed on a cash basis (when dividends are distributed), therefore retaining some benefits for shareholders of companies that reinvest profits.

Furthermore, on August 23, 2018, the President of Chile sent to the National Congress Bill No. 107-366 containing the Tax Modernization Project. Among its changes, this bill proposes a single, fully integrated tax regime with a Corporate Income Tax (“CIT”) rate of 27% and under which CIT paid would be fully creditable against tax imposed on the shareholder. If this bill becomes effective, the Attributed Income Regime (Sistema de Renta Atribuida) and the Semi-Integrated Regime (Sistema Parcialmente Integrado) introduced by the previous tax reform would be repealed. This bill is still under consideration before the Chilean National Congress and, thus, the proposed reforms are not currently in force.

We cannot predict at this time if these reforms will have a material impact on our business or clients or if further tax reforms will be implemented in the future. Banco Santander Chile’s effective corporate tax rate could rise in the future, which may have an adverse impact on our results of operations. Please see “Item 10—Additional information—E. Taxation” for more information regarding the impacts of this tax reform on ADR holders.

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

If these, or other nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years, with possible adverse impact on our borrowers and counterparties. If this were to occur, we would potentially need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of December 31, 2018, approximately 2.6% of our assets were held abroad. There can be no assurance that the ongoing effects of a global financial crisis will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile. Crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

Chile has considerable economic ties with China, the United States and Europe. In 2018, approximately 32.2% of Chile’s exports went to China, mainly copper. China’s economy has grown at a strong pace in recent times, but a slowdown in economic activity in China may affect Chile’s GDP and export growth as well as the price of copper, which is Chile’s main export. Chile exported approximately 14.6% of total exports to the United States and 14.6% to Europe in 2018.

Chile was recently involved in international litigation with Bolivia regarding maritime borders. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

Fluctuations in the rate of inflation may affect our results of operations.

High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. In 2009, Chile experienced deflation of 1.4% as the global economy contracted. In 2018, CPI inflation was 2.6% compared to 2.3% in 2017.

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

Year	Exchange rate (Ch$) at year end	Devaluation (Appreciation) (%)
2015	707.34	16.5
2016	667.29	(5.7)
2017	615.22	(7.8)
2018	695.69	13.1
2019 (through March 19, 2019)	667.21	(4.0)

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

As a financial institution, we are subject to extensive regulation, which materially affects our businesses. Therefore, the statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. In the wake of the global financial crisis of 2008, the financial services industry continues to experience significant financial regulatory reform in jurisdictions outside of Chile that directly or indirectly affect our business, including Spain, the UK, the European Union, the United States, Latin America and other jurisdictions. Changes to current legislation and their implementation through regulation (including additional capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions may impose additional regulatory burden on Santander Group, including Santander-Chile, in these jurisdictions. The manner in which these laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the various jurisdictions in which we operate we may face higher compliance costs.

Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. In particular, legislative or regulatory actions resulting in enhanced prudential standards, in particular with respect to capital and liquidity, could impose a significant regulatory burden on the Bank or on its bank subsidiaries and could limit the bank subsidiaries’ ability to distribute capital and liquidity to the Bank, thereby negatively impacting the Bank. Future liquidity standards could require the Bank to maintain a greater proportion of its assets in highly-liquid but lower-yielding financial instruments, which would negatively affect its net interest margin. Moreover, the Bank’s regulatory authorities, as part of their supervisory function, periodically review the Bank’s allowance for loan losses. Such regulators may require the Bank to increase its allowance for loan losses or to recognize further losses. Any such additional provisions for loan losses, as required by these regulatory agencies, whose views may differ from those of the Bank’s management, could have an adverse effect on the Bank’s earnings and financial condition. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

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

Pursuant to the General Banking Law, all Chilean banks may, subject to the approval of the FMC, engage in certain businesses other than commercial banking depending on the risk associated with such business and their financial strength. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. The General Banking Law also limits the discretion of the FMC to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us. Any such change could have a material adverse effect on our financial condition or results of operations.

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

On November 20, 2013, the Chilean Congress approved new legislation to reduce the maximum rates that can be charged on loans. This new legislation is aimed at loans of less than UF50 (U.S.$1,975) and between UF50 and UF200 (U.S.$7,901) and with a term of more than 90 days, and thus includes consumer loans in installments, lines of credit and credit card lines. Previously, the maximum interest rate for loans of less than UF200 and with a term of more than 90 days was calculated as the average rate of all transactions undertaken within the banking industry over the previous month of loans of less than UF200 and with a term of more than 90 days, multiplied by a factor of 1.5. The objective was to lower the maximum rate to a level closer to the average interest rate for loans between UF200 (U.S.$7,901) to UF5,000 (U.S.$197,531) plus 14%, unless the flow of new loans in the industry decreases by 10%-20%, in which case the reduction will be partially or completely suspended until the next period. The average and maximum rates are published daily by the SBIF. By year-end 2018, the maximum rate for loans equal or lower than UF50 (U.S.$1,975) was 35.58%. The maximum rate for loans between UF50 (U.S.$1,975) and UF200 (U.S.$7,901) was 28.58%.

In January 2019, the New General Banking Law was passed by the Chilean government. Among other things, the New General Banking Law provides new minimum capital requirements in line with Basel III regulations, new regulations regarding the SBIF’s corporate governance and its absorption by the FMC, FMC and new rules regarding bank liquidation. The rules governing the functioning of Banks and the regulatory oversight of banks will pass from the SBIF to the FMC under the rules of the New General Banking Law. The absorption of the SBIF by the FMC is expected to take place on June 1, 2019.

A change in labor laws in Chile or a worsening of labor relations in the Bank could impact our business.

As of December 31, 2018, on a consolidated basis, we had 11,305 employees. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 8,487 or 75.1% were unionized as of December 31, 2018. In February 2018, a new collective bargaining agreement was signed with the main unions ahead of schedule, which became effective on September 1, 2018 and expires on August 31, 2021, though it may also be renegotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally had good relations with our employees and their unions, but we cannot assure you that in the future, a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

Congress passed a new labor law in 2016 that became effective April 1, 2017. The main points included in this law are:

●	Legalizes industry-wide unions.

●	Expands the scope of collective bargaining. Currently some groups of workers are excluded from the collective bargaining process.

●	Gives unions sole collective bargaining rights. Non-union groups can no longer negotiate a collective bargaining agreement.

●	Expands workers ability to switch unions and gives workers the same rights under a collective bargaining agreement if they affiliate themselves post-negotiations.

●	Expands the right to greater information of unions including the wages of each worker included in a collective bargaining agreement.

●	Simplifies the standard collective bargaining process.

●	Collective bargaining agreements must last maximum three years instead of four.

●	Eliminates the ability of the employer to replace workers on strike and establishes minimum service guidelines that workers must respect.

●	Establishes the current collective bargaining agreement as the bargaining floor for future collective bargaining agreements.

●	Amplifies the matters that can be negotiated in collective bargaining.

●	Increases the hours for training of union representatives.

●	Strengthens the participation of women in unions.

The Bank currently has a high unionization level and good labor relations. At this time, we are unable to estimate the impact these new regulations will have on labor relations and costs. The Chilean Congress is currently considering new labor and pension law reforms, which were designed to flexibilize the labor market and to increase employers’ contribution to pension savings. Such new legislation could have an adverse effect on our business, results of operation or financial condition in the future.

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

Due to its share ownership, our controlling shareholder has the ability to control us and our subsidiaries, including the ability to:

●	elect the majority of the directors and exercise control over our company and subsidiaries;

●	cause the appointment of our principal officers;

●	declare the payment of any dividends;

●	agree to sell or otherwise transfer its controlling stake in us; and

●	determine the outcome of substantially all actions requiring shareholder approval, including amendments of our by-laws, transactions with related parties, corporate reorganizations, acquisitions and disposals of assets and issuance of additional equity securities, if any.

In December 2012, primarily in response to the requirements of the European Banking Authority, the Bank of Spain and regulators in various jurisdictions, Santander Spain adopted a corporate governance framework (Marco de Gobierno Interno del Grupo Santander). The purpose of the framework is to organize and standardize the corporate governance practices of Santander Spain and its most significant subsidiaries, including us. Our Board of Directors approved the adoption of this corporate governance framework in July 2013, subject to certain overarching principles, such as the precedence of applicable laws and regulations over the framework to the extent they are in conflict. See “Item 16G. Corporate Governance.” Our adoption of this framework may increase Santander Spain’s control over us.

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

Our ADSs are listed and traded on the NYSE (under the ticker “BSAC”). Our common stock is listed and traded on the Santiago Stock Exchange (under the ticker “BSANTANDER”), which we refer to as the Chilean Stock Exchange, although the trading market for the common stock is small by international standards. At December 31, 2018, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, FMC may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the FMC will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

Although our common stock is traded on the Chilean Stock Exchange, there can be no assurance that a liquid trading market for our common stock will continue to exist. Approximately 33.0% of our outstanding common stock is held by the public (i.e., shareholders other than Santander Spain and its affiliates), including our shares that are represented by ADSs trading on the NYSE. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

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

ADS holders may be subject to additional risks related to holding ADSs rather than shares.

Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:

●	as an ADS holder, you may not be able to exercise the same shareholder rights as a direct holder of ordinary shares;

●	we and the Depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and

●	the Depositary may take or be required to take actions under the Deposit Agreement that may have adverse consequences for some ADS holders in their particular circumstances.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in the Chilean market in terms of total assets and loans. As of December 31, 2018, we had total assets of Ch$39,132,512 million (U.S.$56,083 million), outstanding loans at amortized cost, net of allowances for loan losses of Ch$ 29,331,001 million (U.S.$42,036 million), total deposits of Ch$21,809,236 million (U.S.$ 31,256 million) and equity of Ch$3,245,459 million (U.S.$4,652 million). As of December 31, 2018, we employed 11,305 people. We have a leading presence in all the major business segments in Chile, and a large distribution network with national coverage spanning across all the country. We offer unique transaction capabilities to clients through our 380 branches and 910 ATMs. Our headquarters are located in Santiago and we operate in every major region of Chile.

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

Our principal executive offices are located at Bandera 140, 20th floor, Santiago, Chile. Our telephone number is +562-320-2000 and our website is www.santander.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this Annual Report. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Ave., Suite 204, Newark, DE  19711. The SEC maintains a website on the Internet at http://www.sec.gov that contains reports and information statements and other information about us. The reports (including this annual report) and information statements and other information about us can be downloaded from the SEC’s website www.sec.gov website or our investor relations website www.santandercl.gcs-web.com. None of the information contained on our website, or any website referred to in this Annual Report, is incorporated by reference into, or forms part of, this Annual Report.

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

Santander Spain’s support of Santander-Chile includes the assignment of managerial personnel to key supervisory areas of Santander-Chile, such as risks, auditing, accounting and financial control. Santander-Chile does not pay any management fees to Santander Spain in connection with these support services.

B. Business Overview

We have 380 total branches, 266 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 46 under the Select brand name, 7 specialized branches for the Middle Market and 21 as auxiliary and payment centers. During 2018, we also opened 20 Santander Workcafés, reaching a total of 40 Workcafés across all regions of Chile. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following groups: (i) Retail banking, (ii) Middle-market, (iii) Corporate Investment Banking and (iv) Corporate Activities (“Other”).

The Bank has the reportable segments noted below (see “Segmentation Criteria” for further information):

Retail Banking

Consists of individuals and small to medium-sized entities (SMEs) with annual sales less than Ch$1,200 million (U.S.$1.7 million). This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment serves companies and large corporations with annual sales exceeding Ch$1,200 million (U.S.$1.7 million). It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million (U.S.$1.1 million) with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also, companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

Corporate Investment Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million (U.S.$14.3 million). The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market segment and Corporate Investment Banking. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization and other tailor-made products. The Treasury Division may act as broker to transactions and also manages the Bank’s trading fixed income portfolio.

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

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his or her assessment on the segment’s interest income, fee and commission income, and expenses.

The tables below show the Bank’s results by reporting segment for the year ended December 31, 2018, in addition to the corresponding balances of loans and accounts receivable from customers:

		For the year ended December 31, 2018
	Loans and accounts receivable at amortized (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	(in millions of Ch$)

Retail Banking	20,786,637	949,764	220,532	19,694	(287,739)	(553,157)	349,094
Middle-market	7,690,380	272,912	36,746	16,848	(26,314)	(92,377)	207,815
Corporate Investment Banking	1,613,088	96,722	35,064	57,340	2,339	(64,913)	126,552
Other	123,309	94,970	(1,457)	11,200	(5.694)	(11,486)	87,533
Total	30,213,414	1,414,368	290,885	105,082	(317,408)	(721,933)	770,994

Other operating income							23,129
Other operating expenses and impairment							(32,381)
Income from investments in associates and other companies							5,095
Income tax expense							(167,144)
Net income for the year							599,693

(1) Corresponds to loans and accounts receivable at amortized cost under IFRS 9, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Operations through Subsidiaries

Today, the General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities that we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the twelve–month period ended December 31, 2018, our subsidiaries collectively accounted for 0.6% of our total consolidated assets.

		Percent ownership share as of December 31,
		2018			2017			2016
Name of the Subsidiary	Main activity	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
		%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada(*)	Securities brokerage	99.03	—	99.03	99.03	—	99.03	99.03	—	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	99.64	—	99.64	99.64	—	99.64	99.64	—	99.64

(*) On July 25, 2018, this company ceased conducting foreign currency purchase and sale operations, which are now carried out directly by the Bank.

The following companies have been consolidated based on the determination that they are controlled by the Bank, in accordance with IFRS 10 Consolidated Financial Statements:

●	Santander Gestión de Recaudación y Cobranza Limitada (collection services)

●	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

In September 2017, Bansa Santander S.A. celebrated a legal cession of rights, which generated an income of Ch$20,663 million before tax (Ch$15,197 million net of taxes).

The Bank also has significant influence over the following entities:

			Percentage of ownership share
			As of December 31,
		Place of	2018	2017	2016
Associates	Main activity	Incorporation and operation	%	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A. (1)	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	14.93
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.07

(1) The Bank has given a mandate to a third party to exercise the Bank’s rights as a shareholder in Transbank.

Significant influence is defined here as the power to participate in the financial and operating policy decisions of the investee without exercising control, whether singularly or jointly, over such policies. An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.

As of December 18, 2018, the Bank announced the decision to sell its investment in Transbank S.A. The expected date of completion of the sale is still to be determined.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public-sector bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks operating in Chile. The Chilean banking system is comprised of 19 banks, including one public-sector bank. The six largest banks accounted for 87.5% of all outstanding loans by Chilean financial institutions as of December 31, 2018 (excluding assets held abroad by Chilean banks). In July 2018, Scotiabank Chile acquired BBVA Chile, becoming the third largest bank in terms of loans in the Chilean market.

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

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of total loans as of December 31, 2018 (excluding assets held by Chilean banks abroad).

	As of December 31, 2018, unless otherwise noted
	Market Share	Rank
Commercial loans	16.9%	2
Consumer loans	19.6%	1
Residential mortgage loans	21.1%	1
Total loans	18.6%	1
Deposits	17.9%	2
Credit card issued (1)	15.6%	1
Checking accounts (1)	21.3%	1
Branches	18.1%	3

Source: SBIF

(1)	As of November 2018, according to the latest publically available information

Loans

As of December 31, 2018, our loan portfolio was the largest among Chilean banks. Our loan portfolio, including interbank loans, represented 18.6% of the market for loans in the Chilean financial system as of such date. The following table sets forth our and our peer group’s market shares in terms of loans (excluding assets held by Chilean banks abroad).

	As of December 31, 2018 (Chilean Bank GAAP)
Loans	Ch$ million	U.S.$ million	Market Share
Santander-Chile	30,282,023	43,399	18.6%
Banco de Chile	28,308,887	40,571	17.4%
Scotiabank Chile	22,826,129	32,713	14.0%
Banco del Estado de Chile	22,667,427	32,486	13.9%
Banco de Crédito e Inversiones	22,200,629	31,817	13.6%
Itaú Corpbanca	16,273,212	23,322	10.0%
Others	20,510,612	29,395	12.6%
Chilean financial system	163,068,919	233,703	100.0%

Source: SBIF.

Deposits

We had a 17.9% market share in deposits, ranking second among banks in Chile as of December 31, 2018. Deposit market share is based on total time and demand deposits as of the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits (excluding assets held by Chilean banks abroad).

	As of December 31, 2018 (Chilean Bank GAAP)
Deposits	Ch$ million	U.S.$ million	Market Share
Banco del Estado de Chile	22,713,927	32,553	18.7%
Santander-Chile	21,809,236	31,256	17.9%
Banco de Chile	20,240,662	29,008	16.6%
Banco de Crédito e Inversiones	15,612,197	22,375	12.8%
Scotiabank Chile	14,927,861	21,394	12.3%
Itaú Corpbanca	10,151,012	14,548	8.3%
Others	16,287,206	23,342	13.4%
Chilean financial system	121,742,101	174,476	100.0%

Source: SBIF.

Total equity

With Ch$3,458,363 million (U.S.$4,956 million) in equity in Chilean Bank GAAP as of December 31, 2018, we were the fourth largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity.

	As of December 31, 2018 (Chilean Bank GAAP)
Total Equity	Ch$ million	U.S.$ million	Market Share
Itaú Corpbanca	3,547,612	5,084	17.5%
Banco de Crédito e Inversiones	3,458,363	4,956	17.1%
Banco de Chile	3,304,153	4,735	16.3%
Santander-Chile	3,285,709	4,709	16.2%
Scotiabank Chile	2,109,953	3,024	10.4%
Banco del Estado de Chile	1,713,584	2,456	8.5%
Others	2,809,411	4,026	13.9%
Chilean financial system	20,228,785	28,991	100.0%
Chilean financial system	3,547,612	5,084	17.5%

Source: SBIF.

Efficiency

As of December 31, 2018, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)) in each case under Chilean Bank GAAP.

Efficiency ratio as defined by the SBIF	As of December 31, 2018 (Chilean Bank GAAP)
Santander-Chile	41.1%
Banco de Chile	44.8%
Scotiabank Chile	53.5%
Banco de Crédito e Inversiones	54.4%
Banco del Estado de Chile	59.4%
Itaú Corpbanca	58.7%
Chilean financial system	50.9%

Source: SBIF.

Net income for the period attributable to equity holders

In 2018, we were the second largest bank in Chile in terms of net income attributable to shareholders of Ch$591,902 million (U.S.$848 million) measured under Chilean Bank GAAP. The following table sets forth our and our peer group’s net income.

	As of December 31, 2018 (Chilean Bank GAAP)
Net income attributable to equity holders	Ch$ million	U.S.$ million	Market Share
Banco de Chile	594,872	853	25.3%
Santander-Chile	591,902	848	25.2%
Banco de Crédito e Inversiones	395,794	567	16.9%
Itaú Corpbanca	172,047	247	7.3%
Chile Banco del Estado de Chile	165,951	238	7.1%
Scotiabank Chile	108,120	155	4.6%
Others	318,538	457	13.6%
Chilean financial system	2,347,224	3,365	100.0%

Source: SBIF.

Return on equity

As of December 31, 2018, we were the most profitable bank in our peer group (as measured by return on period-end equity under Chilean Bank GAAP) and the third most capitalized bank as measured by the Chilean BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio.

	Return on period-end equity as of December 31, 2018 (Chilean Bank GAAP)	BIS Ratio as of December 31, 2018 (Chilean Bank GAAP)
Santander-Chile	18.1%	13.2%
Banco de Chile	18.0%	13.9%
Banco de Crédito e Inversiones	11.4%	12.8%
Banco del Estado de Chile	10.5%	11.1%
Itaú Corpbanca	5.0%	14.6%
Scotiabank Chile	6.0%	11.4%
Chilean financial system	11.5%	13.3%

Source: SBIF.

Asset Quality

As of December 31, 2018, we had the second-highest non-performing loan to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio as defined by the SBIF as of December 31, 2018.

Non-performing loans / total loans(1) as of December 31, 2018 (Chilean Bank GAAP)
Santander-Chile	2.1%
Banco de Chile	1.1%
Banco de Crédito e Inversiones	1.4%
Banco del Estado de Chile	3.5%
Itaú Corpbanca	2.1%
Scotiabank Chile	1.7%
Chilean financial system	2.9%

Source: SBIF.

(1)	Excluding interbank loans.

Regulation and Supervision

General

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and, together with non-banking financial institutions, accept time deposits. The principal authorities that regulate financial institutions in Chile are the SBIF, which is expected to be absorbed by the FMC on June 1, 2019, and the Central Bank. Chilean banks are primarily subject to the General Banking Law, and secondarily subject, to the extent not inconsistent with this statute, the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which are expressly excluded.

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to General Banking Law. That law was amended in 2001 to grant additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory and mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services. The most recent amendment to the General Banking Law was introduced by law 21,130, which modernizes banking legislation.

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

According to Article 35bis of the New General Banking Law, the prior authorization of the regulator is required for:

●	the merger of two or more banks;

●	the acquisition of all or a substantial portion of a bank’s assets and liabilities by another bank;

●	the control by the same person, or controlling group, of two or more banks; or

●	a substantial increase in the existing control of a bank by a controlling shareholder of that bank.

The intended purchase, merger or expansion may be denied by the regulator with an accompanying resolution recording the specific reasons for denial and with agreement of a majority of the Board of Directors of the Central Bank.

Pursuant to the regulations of the SBIF, the following ownership disclosures are required:

●	a bank is required to inform the SBIF of the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares;

●	holders of ADSs must disclose to the Depositary the identity of beneficial owners of ADSs registered under such holders’ names;

●	the Depositary is required to notify the bank as to the identity of beneficial owners of ADSs which such Depositary has registered and the bank, in turn, is required to notify the SBIF as to the identity of the beneficial owners of the ADSs representing 5.0% or more of such banks’ shares; and

●	bank shareholders who individually hold 10.0% or more of a bank’s capital stock and who are controlling shareholders must periodically inform the SBIF of their financial condition.

Pursuant to Law 21,130 which modernizes banking legislation, the SBIF is scheduled to merge with the FMC on June 1, 2019. Thereafter, the position of the “Superintendent” will be eliminated and replaced by a council comprised of four commissioners and one president.

Financial Market Commission

In 2017, Law 21,000 created the Comisión para el Mercado Financiero or Financial Market Commission (FMC). This law became a Law of the Republic in January 2018. The FMC is now the sole supervisor for the Chilean financial system overseeing insurance companies, companies with publicly traded securities, credit unions, credit card and prepaid card issuers, and eventually banks. It is the responsibility of this commission to ensure the proper functioning, development and stability of the financial market, facilitating the participation of market agents and defending public faith in the financial markets. To do so, it must maintain a general and systemic vision of the market, considering the interests of investors and policyholders. Likewise, it shall be responsible for ensuring that the persons or entities audited, from their initiation until the end of their liquidation, comply with the laws, regulations, statutes and other provisions that govern them.

The Commission is in charge of a Council, which is composed of five members, who are appointed and are subject to the following rules:

●	A Commissioner appointed by the President of Chile, of recognized professional or academic prestige in matters related to the financial system, which will have the character of President of the Commission.

●	Four commissioners appointed by the President of Chile, from among persons of recognized professional or academic prestige in matters related to the financial system, by supreme decree issued through the Ministry of Finance, after ratification of the Senate by the four sevenths of its members in exercise, in session specially convened for that purpose.

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

In January 2019, Law 21,130, which modernizes the banking legislation contained in the General Banking Law and amends Law 21,000 (among others), was published in the Official Gazette. The law intends to modernize Chilean banking regulation in order to comply with Basel III practices and provisions. The law provides for stronger banking capital and reserves requirements in accordance with Basel III guidelines. The law also modernizes the corporate governance function of the FMC and, importantly, transfers the SBIF functions to the domain of the FMC. The FMC now has the faculty to determine the risk weighting of assets through a standardized model to be approved by the FMC or banks can implement their own methodology, subject to approval by the FMC. The law also imposes limitations on dividend distributions and puts in place intervention mechanisms in the event of insolvency.

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

Deposit Insurance

The Chilean government guarantees certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF400 per person (Ch$11,026,316 or U.S.$15,802 as of December 31, 2018) per calendar year in the entire financial system.

Reserve Requirements

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). For purposes of calculating the reserve obligation, banks are authorized to deduct daily from their foreign currency denominated liabilities, the balance in foreign currency of certain loans and financial investments held outside of Chile, the most relevant of which include:

●	cash clearance account, which should be deducted from demand deposit for calculating reserve requirement;

●	certain payment orders issued by pension providers; and

●	the amount set aside for “technical reserve” (as described below), which can be deducted from reserve requirement.

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

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$22,053 million or U.S.$31.6 million as of December 31, 2018) of paid-in capital and reserves, calculated in accordance with Chilean Bank GAAP, regulatory capital of at least 8.0% of its risk weighted assets, net of required allowances, and paid in capital and reserves of at least 3.0% of its total assets, net of required allowances, as calculated in accordance with Chilean Bank GAAP. Under the New General Banking Law, total regulatory capital remains at 8% of risk-weighted assets which includes credit, market and operational risk, while Minimum Tier 1 capital increases from 4.5% to 6% of risk-weighted assets.

Regulatory capital is defined as the aggregate of:

●	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or capital básico;

●	its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period commencing six years prior to maturity), for an amount up to 50.0% of its core capital; and

●	its voluntary allowances for loan losses for an amount of up to 1.25% of risk weighted-assets.

Capital Adequacy Requirements

According to the General Banking Law, each bank should have regulatory capital of at least 8.0% of its risk-weighted assets, net of required allowances. The calculation of risk weighted assets is based on a five-category risk classification system for bank assets that is based on the Basel Committee recommendations. Under the New General Banking Law, following the guidelines of Basel III, minimum capital requirements have increased in terms of amount and quality. Total Regulatory Capital remains at 8% of risk-weighted assets which includes credit, market and operational risk. Minimum Tier 1 capital increases from 4.5% to 6% of risk-weighted assets, of which up to 1.5% may be Additional Tier 1 (“AT1”) either in the form of preferred shares or perpetual bonds, both of which may be convertible to common equity. The FMC will now establish the conditions and requirements for the issuance of perpetual bonds and preferred equity. Tier 2 capital is now set at 2% of risk-weighted assets. Additional capital demands are incorporated through a Conservation Buffer of 2.5% of risk-weighted assets, setting a Total Equity Requirement of 10.5% of risk-weighted assets. Furthermore, the BCCh may set an additional Counter Cyclical Buffer of up to 2.5% of risk-weighted assets with the agreement of the FMC. Both buffers must be comprised of core capital. The FMC, with agreement from the BCCh, may also impose additional capital requirements for Systemically Important Banks (“SIB”) of between 1-3.5% of risk-weighted assets. The FMC will establish a criteria to assess which banks are considered SIBs. It is probable that we will be classified an SIB.

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

●	A bank may not extend to any entity or individual (or any one group of related entities), except for another financial institution, directly or indirectly, unsecured credit in an amount that exceeds 10.0% of the bank’s regulatory capital, or in an amount that exceeds 30.0% of its regulatory capital if the excess over 10.0% is secured by certain assets with a value equal to or higher than such excess. These limits were raised from 5.0% and 25.0%, respectively, in 2007 by the Reformas al Mercado de Capitales II (also known as MK2). In the case of financing infrastructure projects built by government concession, the 10.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession;

●	a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its regulatory capital;

●	a bank may not directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;

●	a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank; and

●	a bank may not grant loans to related parties (including holders of more than 1.0% of its shares) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

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

Suspension of Income Recognition on Accrual Basis

In accordance with the Compendium, financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio. IFRS 9 and IAS 39 did not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. As of January 1, 2018, the Bank adopted IFRS 9. Under IFRS 9, interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or “Stage 3”), for which interest revenue is calculated by applying the effective interest rate to their amortized cost (i.e., net of ECL provision). Off-balance interests are recorded as interest income only if the Bank receives the related payments. This difference does not materially impact our Audited Consolidated Financial Statements.

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

Loan loss allowances

Prior to the adoption of IFRS 9 on January 1, 2018, the Bank calculated loan loss allowances in accordance with IAS 39. The main difference between Chilean GAAP and IFRS 9 and IAS 39 regarding loan loss allowances is that loan loss allowances under Chilean GAAP are calculated using expected loss models based on specific guidelines set by the SBIF, which in turn are based on an expected losses approach while IAS 39 used an incurred loss approach. According to both Chilean Bank GAAP and IFRS, loan loss allowances are calculated using expected loss models. The models adopted with IFRS 9 used an expected loss approach, however these are not in accordance with specific guidelines under Chilean Bank GAAP given by the SBIF. The SBIF has not yet adopted IFRS 9 and therefore the Bank has adjusted the Audited Consolidated Financial Statements to fully comply with IFRS standards. The most significant impact of IFRS 9 on the Bank’s financial statements arises from the new impairment requirements. Impairment losses will increase and become more volatile for financial instruments in the scope of the IFRS 9 impairment model. Based on the assessment made the total impact (net of tax) of the adoption of IFRS 9 on the opening balance on the Bank’s equity at 1 January 2018 is Ch$82,454 million (net of tax).

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

Also under Chilean GAAP, the Bank has established allowances related to the undrawn available credit lines and contingent loans in accordance with the SBIF. Prior to the adoption of IFRS 9, IAS 39 only permitted allowances following internal models based on incurred debt. With the adoption of IFRS 9, provisions for contingent loans are calculated based on expected credit loss. The Bank has adjusted the Audited Consolidated Financial Statements accordingly.

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

Capital Markets

Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the SBIF and, in some cases, also by the FMC, the regulator of the Chilean securities market, open-stock corporations and insurance companies. The absorption of the SBIF by the FMC is expected to take place on June 1, 2019.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

Article 112 of the New General Banking Law provides that if specified adverse economic circumstances exist at any bank, its Board of Directors must approve a financing plan to correct the situation and present it to the FMC. In its proposal, the bank must state the scheduled time within which the plan will be completed, which may not exceed 6 months. If one of the measures contained in the financing plan is to increase the capital of the bank by the amount necessary to return the bank to financial stability, the Board of Directors must call a special shareholders’ meeting to the capital increase. If the shareholders reject the capital increase, the FMC may apply one or more of the restrictions stated in Article 116 of the New General Banking Law for a period not exceeding 6 months, which may be renewed once for the same period. These restrictions include limiting the bank’s ability to grant loans to any person or legal entity linked (directly or through third parties) to the property or management of the bank, limiting loan renewals for more than 180 days, limiting security documents governing existing loans, among others.

If the approval of shareholders is required for a different measure included in the plan, the Board of Directors must call the shareholders’ meeting within 15 days. The General Banking Law provides that the bank may receive a three-year term loan from one or more banking institutions. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the FMC, but need not be submitted to any institution’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25.0% of the creditor bank’s regulatory capital. If the bank is unable to pay the loan to its creditors, article 115 of the General Banking Law provides that a bank’s unpaid debt may be: (i) capitalized in a merger between the bank and creditor bank, where the creditor bank may establish the terms and conditions of the merger provided such terms and conditions are approved by the FMC; (ii) used to complete a capital increase agreed by the bank, provided that the shares are issued by a third party; and (iii) to subscribe and pay a capital increase. The shares acquired by the creditor bank must be sold within a period of 180 days, which can be extended by the FMC for a further 180 days.

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

On January 12, 2019, Law No. 21,130 was published in the Official Gazette of Chile. The law modernizes banking legislation including the General Banking Law by, among other things, transferring the supervisory powers of the SBIF to the FMC, updating the capital and risk management requirements applicable to banking companies in accordance with the Basela III standards, and introducing measures for the early regularization and intervention of banking companies that are at risk of insolvency.

With respect to measures for early regularization, Law No. 21,130 establishes an obligation on banks to inform the FMC if any of the regulatory non-compliance situations listed in Article 112 of the New General Banking Law arise or if it has detected any event indicative of financial instability or deficient administration. Within five days of notifying the FMC, the bank must present a regularization plan approved by its board of directors containing concrete measures that shall remedy the relevant situation and ensure the bank’s normal performance. The bank must comply with the regularization plan within 6 months of the resolution approving it. During the implementation of the plan, the bank must also submit periodic reports on its progress to the FMC, and the FMC may require the implementation of additional measures and/or prohibitions it deems necessary for the plan’s success.

Article 161 of the New General Banking Law provides that directors, managers, administrators and attorneys-in-fact who, without written authorization from the FMC, agree to, perform or cause the execution of any of the acts prohibited under Article 116 of the New General Banking Law shall be sanctioned with ordinary imprisonment for a term within the medium to maximum range. If a bank fails to submit the regularization plan, the plan is rejected by the FMC, the bank fails to comply with any of the measures set out in the plan, the bank repeatedly breaches the plan’s terms or is subject to fines, or if any serious event occurs that raises concerns for the bank’s financial stability, the FMC may appoint a delegated inspector, who shall have powers to, among other things, suspend any agreement of the board of directors or act of the attorneys-in-fact of the institution, and/or a provisional administrator, who shall have all the ordinary faculties that the law and the by-laws provide for the board of directors, or whoever acts in its place, and for the general manager.

Other amendments incorporated by Law No. 21,130 include the elimination of creditors’ agreements as a mechanism for regularizing a bank’s financial situation, the incorporation of modifications to financial system capitalization and preventive capitalization, and the incorporation of further requirements for bank directors.

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

Moreover, the sum of all demand deposits with foreign banks, including overnight deposits to related parties, as defined by the Central Bank and the FMC cannot surpass 25.0% of a bank’s regulatory capital. This limit excludes foreign branches of Chilean banks or their subsidiaries, but must include amounts deposited by these entities in related parties abroad.

Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would be complementary to the bank’s business if such companies were incorporated in Chile.

United States Supervision and Regulation

Financial Regulatory Reform

Banking statutes and regulations are continually under review by the United States Congress. In addition to laws and regulations, the U.S. bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance. Many changes have occurred as a result of the 2010 Dodd-Frank Act and its implementing regulations, most of which are now in place. More recently, the President of the United States issued an executive order in 2017 that sets forth principles for financial regulatory and legislative reform. In May 2018 the United States Congress passed, and President Trump signed into law the Economic Growth, Regulatory Relief, and Consumer Protection Act (“EGRRCPA”), which exempts bank holding companies with less than $100 billion in total consolidated assets from certain enhanced prudential standards, and may exempt bank holding companies with between $100 billion and $250 billion in total consolidated assets from certain enhanced prudential standards in 2019 at the Federal Reserve’s discretion. EGRRCPA made clear that the Federal Reserve retained the right to apply enhanced prudential standards to FBOs with greater than $100 billion in global total consolidated assets, such as Santander Spain, but the Federal Reserve has not yet proposed regulations to implement EGRRCPA for FBOs. While the final form of regulations implementing EGRRCPA for FBOs is unclear, it is possible that EGRRCPA and its implementing regulations will leave in place most enhanced prudential standards applicable to Santander Spain, and will have little direct impact on Santander-Chile.

Volcker Rule

Section 13 of the U.S. Bank Holding Company Act of 1956, as amended, and its implementing rules (collectively, the “Volcker Rule”) prohibit “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in “covered funds,” in each case subject to certain exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. Banking entities such as Santander-Chile and Santander Spain were required to bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement. Santander Spain has assessed how the Volcker Rule affects its businesses and subsidiaries, including Santander-Chile, and has brought its activities into compliance. The Group has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. The Volcker Rule contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, as well as certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. Santander Spain’s non-U.S. banking organization subsidiaries, including Santander-Chile, are largely able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions from the Volcker Rule. Those exemptions generally exempt proprietary trading, and sponsoring or investing in covered funds if, among other restrictions, the essential actions take place outside the United States and any transactions are not with U.S. persons.

On July 21, 2017 the five regulatory agencies charged with implementing the Volcker Rule announced the coordination of reviews of the treatment of certain foreign funds that are investment funds organized and offered outside of the United States and that are excluded from the definition of covered fund under the agencies’ implementing regulations. Also in July 2017, the Federal Reserve issued guidelines for banking entities seeking an extension to conform certain “seeding” investments in covered funds to the requirements of the Volcker Rule.

In May 2018, the five regulatory agencies charged with implementing the Volcker Rule released proposed amendments to the current Volcker Rule regulations. The proposal would tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of a trading account, clarify certain key provisions in the Volcker Rule, and simplify the information that covered entities are required to provide to regulatory agencies. If adopted, the proposed changes regarding the definition of trading account would likely expand the scope of investing and trading activities subject to the Volcker Rule’s restrictions, although Santander-Chile would still largely rely on the “solely outside the U.S. exemption” to conduct its trading activities. Santander Spain will continue to monitor Volcker Rule-related developments and assess their impact on its operations, including those of Santander-Chile, as necessary.

U.S. Anti-Money Laundering, Anti-Terrorist Financing, and Foreign Corrupt Practices Act Regulations

Santander-Chile, as a foreign private issuer whose securities are registered under the U.S. Securities Exchange Act of 1934, is subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA generally prohibits such issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. It also requires that the issuer maintain books and records and a system of internal accounting controls sufficient to provide reasonable assurance that accountability of assets is maintained and accurate financial statements can be prepared. Penalties, fines and imprisonment of Santander-Chile’s officers and/or directors can be imposed for violations of the FCPA.

Furthermore, Santander-Chile is subject to a variety of U.S. anti-money laundering and anti-terrorist financing laws and regulations, such as the Bank Secrecy Act of 1970, as amended, and the USA PATRIOT Act of 2001, as amended, and a violation of such laws and regulations may result in substantial penalties, fines and imprisonment of Santander-Chile’s officers and/or directors.

Disclosure pursuant to Section 219 of the Iran threat reduction and Syria human rights act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended, an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

As we are part of the Santander Group, we must also disclose the exposure of other entities of the Santander Group to Iran. The following activities are disclosed in response to Section 13(r) with respect to the Group and its affiliates. During the period covered by this annual report:

(a)        Santander UK holds two savings accounts and one current account for two customers. Both of the customers, who are resident in the UK, are currently designated by the US under the Specially Designated Global Terrorist (“SDGT”) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2018 were negligible relative to the overall profits of Banco Santander SA.

(b)        During the period covered by this annual report, Santander UK held one savings account with a balance of £1.24, and one current account with a balance of £1,884.53 for another customer resident in the UK who is currently designated by the US under the SDGT sanctions program. The customer relationship pre-dates the designations of the customer under these sanctions. The United Nations and European Union removed this customer from their equivalent sanctions lists in 2008. Santander UK determined to put a block on these accounts and the accounts were subsequently closed on January 14, 2019. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2018 were negligible relative to the overall profits of Banco Santander SA.

(c)        Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions program. The accounts held by each customer have been frozen since their designation and have remained frozen through 2018. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended December 31, 2018.

(d)       The Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2018, which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). Therefore, Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

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

The chart below sets forth the names and areas of responsibility of our senior managers as of March 15, 2019.

D. Property, Plant and Equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, 20th floor, Santiago, Chile. At December 31, 2018, we owned the locations at which 25.2% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main properties as of December 31, 2018	Number
Central Offices
Owned	4
Rented	5
Total	9

Branches
Owned	96
Rented	284
Total	380

Other property(1)
Owned	56
Rented	5
Total	61

(1)       Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Accounting Standards Applied in 2018

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its consolidated financial statements in accordance with IFRS as issued by the IASB in order to comply with requirements of the SEC. As required by the General Banking Law, which subjects Chilean banks to the regulatory supervision of the FMC, and which mandates that Chilean banks abide by the accounting standards stipulated by the FMC, our locally-filed consolidated financial statements have been prepared in accordance with Chilean Bank GAAP as issued by the FMC. The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, as described in Item 4. Therefore, our locally-filed consolidated financial statements have been adjusted according to IFRS as issued by the IASB.

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

Adoption of IFRS 9 in 2018: Allowance for loan losses

Since January 2018, the Bank has replaced the “incurred loss” model in IAS 39 with the “expected credit loss (ECL)” model of IFRS 9. See “Note 2—Accounting Changes—IFRS 9 Adoption – Transition Disclosure” of our Audited Consolidated Financial Statements.

The new single impairment model applies to all financial assets measured at amortized cost and fair value through other comprehensive income (“FVOCI”), including loan commitments and contingent loans. The Bank accounted the ECL related to financial assets measured at amortized cost and FVOCI as a loss allowance in the statement of financial position and the carrying amount of these assets is stated net of the loss allowance. The ECL related to contingent loans are accounted as a provision in the statement of financial position. For financial assets that are measured at fair value through other comprehensive income, the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset in the statement of financial position. The new model uses a dual measurement approach, under which the loss allowance is measured as either: (a) 12-month expected credit losses or (b) lifetime expected credit losses

Based on changes in credit quality since initial recognition, IFRS 9 outlines a “three-stage” impairment model as illustrated by the following chart:

Change in credit quality since initial recognition
Stage 1	Stage 2	Stage 3
Initial recognition	Significant increase in credit risk since initial recognition	Credit impaired assets
12-month expected credit losses	Lifetime expected credit losses	Lifetime expected credit losses

The Bank, at the end of each reporting period, evaluates whether a financial instrument’s credit risk has increased since initial recognition, and consequently classifies the financial instrument in the relevant stage:

●	Stage 1: At initial recognition of a loan or when there has been an improved credit risk following a significant increase or impairment of assets, the Bank recognizes an allowance based on 12 months ECL.

●	Stage 2: When a loan has shown a significant increase in credit risk since origination, the Bank records an allowance for the lifetime ECL. Stage 2 loans also include loans where the credit risk has improved following a Stage 3 classification.

●	Stage 3: Loans considered credit-impaired. The Bank records an allowance for the lifetime ECL, setting the probability of default at 100%.

The Bank considers reasonable and verifiable information available without undue cost or effort to it that may affect the credit risk on a financial instrument, including forward-looking information to determine whether there is or has been a significant increase in credit risk since initial recognition of a loan. Forward-looking information includes past events that affect future performance, current conditions and forecasts of future economic conditions.

i.	Expected credit loss measurement

The expected credit losses is the probability-weighted estimate of credit losses, i.e., the present value of all cash shortfalls. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. The three main components in measuring expected credit losses are:

●	PD: The probability of default is an estimate of the likelihood of default over a given time period. A default may only happen at a certain time over the assessed period, if the facility has not been previously de-recognized and is still in the portfolio.

●	LGD: The loss given default is an estimate of the loss arising after a specific default. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral.

●	EAD: The exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdown on committed facilities and accrued interest from missed payments.

For measuring 12-month and lifetime expected credit losses, cash shortfalls are identified as follows:

●	12-month expected credit losses: the portion of lifetime expected credit losses that represents the expected credit losses that result from default events on the financial instruments that are possible within the 12 months after the reporting date.

●	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.

Forward-looking information

The ECL model includes a broad range of forward-looking information as economic inputs, such as:

●	GDP growth;

●	Unemployment rates;

●	Central Bank interest rates; and

●	Real estate prices.

ii.	Interbank loans

According to the new balance presentation required under IFRS 9, the Bank has grouped interbank loans with loans and accounts receivable since both are measured at amortized cost and are evaluated together for impairment purposes.

iii.	Contingent loans

The Bank enters into various irrevocable loan commitments and contingent liabilities. Even though these obligations may not be recognized on the statement of financial position, they contain credit risk and, therefore, form part of the overall risk of the Bank. When the Bank estimates the ECL for contingent loan commitments and letters of credit, it estimates the expected portion of the loan commitment that will be drawn down over its expected life.

iv.	Loans and account receivable measured at fair value through other comprehensive income

When the Bank enters into arrangements with its major customers for project finance and syndicated loans, the amount requested sometimes exceeds the Bank’s limit for single client exposure under credit risk policy, so these operations are approved under the condition that a portion of the loans be sold in the near term. The Bank also has loans that it expects to sell if market conditions are favorable to the Bank. These loans are measured at fair value through other comprehensive income, and are subject to impairment requirements.

The following table reconciles the prior period’s closing impairment allowance measured in accordance with the IAS 39 incurred loss model to the new impairment model under IFRS 9.

	Loans loss allowance under IAS 39	Reclassification	Remeasurement	Loans loss allowance under IFRS 9
	MCh$	MCh$	MCh$	MCh$
Loans and receivable (IAS 39)/ Financial assets at amortised cost (IFRS 9)
Interbank loans	472	(472)	—	—
Loans and account receivable from customers	790,685	84	97,322	888,091
Total loans and account receivable at amortised cost	791,157	(388)	97,322	888,091
Available for sale investment (IAS39)/Financial assets at FVOCI (IFRS 9)
Loans and account receivable from customer – at FVOCI	—	388	(291)	97
Total financial assets at FVOCI	—	388	(291)	97
Other credit- related commitments
Contingent liabilities	8,404	—	(3,767)	4,637
Loan commitments	—	—	19,124	19,124
Total contingents	8,404	—	15,357	23,761
Total provision for loan losses	799,561	—	112,388	911,949

Allowance for loan losses prior to 2018

The Bank records its allowances following its internal models for the recording of incurred losses. These models have been approved by the Board. To establish impairment losses, the Bank carries out an evaluation of outstanding loans and accounts receivable from customers, as detailed below:

●	Individual assessment of debtors: when debtors are recorded as individually significant, i.e., when they have significant debt levels or, even for those that do not have these levels, could be classified in a group of financial assets with similar credit risk features and who, due to the size, complexity or level of exposure, require detailed information. See “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Credit Approval: Loans approved on an individual basis” and “Note 1—Summary of Significant Accounting Policies—(p) Provisions for loan losses” of our Audited Consolidated Financial Statements.

●	Group assessment of debtors: when there is no evidence of impairment for individually-assessed debtors and debtors with loans grouped collectively—whether or not significant—the Bank groups debtors with similar credit risk features and assesses them for impairment. Debtors individually assessed for impairment and for whom a loss due to impairment has been recorded, are not included in the group assessment of impairment. See “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Credit Approval: Loans approved on a group basis” and “Note 1—Summary of Significant Accounting Policies—(p) Provisions for loan losses” of our Audited Consolidated Financial Statements.

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

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. See “Note 38—Fair Value of Financial Assets and Liabilities” in our Audited Consolidated Financial Statements.

Derivative activities

Derivatives are measured at fair value on the statement of financial position and the net unrealized gain (loss) on derivatives is classified as a separate line item within the income statement. Under IFRS, banks must mark-to-market derivatives. Within the fair value of derivatives are included Credit Valuation Adjustment (“CVA”) and Debit Valuation Adjustment (“DVA”), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank’s own risk. The CVA is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed by each counterparty in each future period. The DVA is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Bank’s own risk assumed by its counterparties. The following inputs are used to calculate the CVA and DVA:

●	Expected exposure: Including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for derivatives with interim payments.

●	LGD: percentage of final loss assumed in a counterparty credit event/default.

●	Probability of default: for cases where there is no market information, proxies based on comparable companies in the same industry and with the same external rating as the counterparty, are used.

●	Discount factor curve.

Impairment of available-for-sale financial assets prior to 2018

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

The Bank evaluates available for sale financial assets with unrealized losses as of the end of each period and concludes if these were impaired. This review consists of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. See “Note 12— Debt Instruments at Fair Value through Other Comprehensive Income” in our Audited Consolidated Financial Statements.

Deferred tax assets and liabilities

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law is enacted or substantially enacted. See “Note 16—Current and Deferred Taxes” of our Audited Consolidated Financial Statements.

Provisions - contingent liabilities

Provisions related to contingencies associated to pending signature of contracts, potential clients and other administrative claims, operational risk arise from financial transactions, potential property tax associated to leasing contracts are quantified using the best available information of uncertain future events that are not wholly within control of the Bank. These are reviewed and adjusted at each reporting date. See “Note 22—Provisions and Contingent Provisions” of our Audited Consolidated Financial Statements.

Adoption of IFRS 16 Leases

IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained.

The Bank has established a team that has reviewed the Bank’s lease agreements in light of the new lease accounting guidelines in IFRS 16. The standard mainly affects the accounting of the Bank’s operating leases. To date, the Bank has non-cancellable operating lease commitments and short-term leases, which are recognized in the straight line as lease expenses in the results. For lease commitments that are within the scope of this standard, the Bank will recognize, as of January 1, 2019, right-of-use assets of approximately Ch$154,248 million and lease liabilities for the same amount, since the approach to the transition has been correctly defined simplified in which no corporate information is restated in its place, the cumulative effect of the application of the rule is given as an adjustment to the initial balance of the retained earnings for the years prior to the date of its initial application.

The Bank will adopt IFRS 16 as of January 1, 2019 and apply the simplified transition approach. Therefore, the Bank will not restate the comparative amounts for the year prior to adoption. The right-of-use assets for property leases are measured in the transition as the new rules would have always applied. All other assets for right-of-use are measured in the amount of the liability for the lease on adoption (adjusted for any lease expense paid in advance or accrued).

A. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2018, the Chilean economy grew approximately 4.0% compared to 1.5% in 2017 and 1.3% in 2016. In the same period, the Central Bank of Chile reported that internal demand increased 4.9% compared to an increase of 3.1% in 2017 and an increase of 1.3% in 2016. The growth of internal demand was led by growth of 6.3% in investment as business activity increased in the year and a 3.8% growth in private consumption.

As of December 2018, the unemployment rate was 7.0% compared to 6.4% in 2017 and 6.1% in 2016. The higher unemployment rate in 2018 was due to a large increase of person seeking to enter the workforce in light of enhanced domestic economic growth. The exchange rate depreciated in 2018 by 13.1% compared to an appreciation of 7.8% in 2017. Greater economic activity throughout 2018 resulted in CPI inflation reaching 2.6% in 2018 compared to 2.3% in 2017 and 2.7% in 2016. Given the slower economic growth in 2016 and the lower inflation rate, the Central Bank reduced its mandatory policy rate to 2.5% during 2017. In October 2018, the Central Bank increased this rate by 25bps to 2.75% with a further increase in January 2019 of 25bps to 3.00%. Domestic economic growth is expected to increase by approximately 3.5% in 2019, driven by a further rise in investment and a growing world economy.

The growth of the Chilean banking sector evolved in line with overall economic developments, with an increase in the volume of loans and deposits. Total loans as of December 31, 2018 in the Chilean financial system were Ch$163,068,919 million (U.S.$234 billion), excluding loans held by subsidiaries of Chilean banks abroad, grew 11.5% in 2018. Total customer deposits (defined as time deposits plus checking accounts), excluding deposits held by subsidiaries of Chilean banks abroad grew 6.7% in 2018 and totaled Ch$121,742,101 million (U.S.$174 billion) as of December 31, 2018. The non-performing loan (defined as loans with an installment that is at least 90 days past-due) to total loans ratio remained stable at year end for both 2018 and 2017 at 1.9%.

Impact of inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$27,565.79 at December 31, 2018, Ch$26,798.14 at December 31, 2017 and Ch$26,347.98 at December 31, 2016. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 2.9% in 2018, 1.7% in 2017 and 2.8% in 2016. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are significantly less features in deposits and other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

●	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest-bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest-bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities.

●	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2017, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled Ch$18,799 million compared to a gain of Ch$15,408 million in 2017 and a loss of Ch$42,420 million in 2016. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$4,537,476 million in 2018, Ch$4,340,626 million in 2017 and Ch$4,659,534 million in 2016. Therefore, our sensitivity to a 100 basis point shift in UF inflation considering our year end gap would be approximately Ch$45 billion.

●	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was Ch$126,260 million in 2018, Ch$73,050 million in 2017 and Ch$133,702 million in 2016. The 72.8% increase in the results from our UF gap was due to a higher UF inflation rate in 2018 compared to 2017, which was managed by a higher UF gap.

	As of December 31,			% Change	% Change
Impact of inflation on net interest income	2018	2017	2016	2018/2017	2017/2016
	(in millions of Ch$)
Results from UF GAP (1)	126,260	73,050	133,702	72.8%	(45.4%)
Annual UF inflation	2.9%	1.7%	2.8%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

●	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest-bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 30.6%, 29.8%, and 29.0% for the years ended December 31, 2018, 2017, and 2016, respectively.

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

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate depreciated 13.1% in 2018 and appreciated 7.8% in 2017. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.” A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2018, 2017 and 2016, the Bank, usually in its spot position, held more liabilities than assets in foreign currencies, mainly the U.S. dollar, as a result of an ample supply of U.S. dollar deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. This difference is usually hedged using forwards and cross-currency swaps. Including derivatives, the Bank seeks to run no foreign currency risk in its non-trading balance sheet. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) and derivatives accounted under hedge accounting standards are included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Foreign exchange fluctuations” for more detail on the Bank’s exposure to foreign currency.

The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk.

We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position. As of December 31, 2018, the net difference between assets and liabilities in foreign currency was a net asset position of U.S.$ 8.2 million. The average gap, be it a net asset or liability position in foreign currency, in 2018 was U.S.$ 21.5 million. Both figures include derivatives used to hedge foreign currency risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Volume limits.” The limit on the size of the net foreign currency position is determined by the Asset and Liability Committee and is calculated and monitored by our Market Risk and Control Department.

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

To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his or her assessment on the segment’s interest income, fee and commission income, and expenses. The Bank’s reporting segments have three Chief Operating Decision Makers: (i) Director of Retail banking, (ii) the Director of the Middle-market segment and (iii) the Director of Corporate Investment Banking, each of which report to our Chief Executive Officer. All reporting segment information is presented following this structure.

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

The Bank’s reportable segments are (i) Retail banking, (ii) Middle-market, (iii) Corporate Investment Banking and (iv) Corporate Activities (“Other”). See “Note 4—Reporting Segments” of our Audited Consolidated Financial Statements for more information.

Results of Operations for the Years Ended December 31, 2018, 2017 and 2016

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the years ended December 31, 2018, 2017 and 2016.

	2018	2018	2017	2016
CONSOLIDATED INCOME STATEMENT DATA	(U.S.$)(1)	(Ch$ million)			% Change 2018/2017	% Change 2017/2016
IFRS:
Interest income and expense
Interest income	3,216,460	2,244,317	2,058,446	2,137,044	9.0%	(3.7%)
Interest expense	(1,189,448)	(829,949)	(731,755)	(855,678)	13.4%	(14.5%)
Net interest income	2,027,012	1,414,368	1,326,691	1,281,366	6.6%	3.5%
Fees and income from services
Fees and commission income	694,312	484,463	455,558	431,184	6.3%	5.7%
Fees and commission expense	(277,428)	(193,578)	(176,495)	(176,760)	9.7%	(0.1%)
Total net fees and commission income	416,884	290,885	279,063	254,424	4.2%	9.7%
Financial transactions, net
Net income (expense) from financial operations	76,207	53,174	2,796	(367,034)	1,801.8%	(100.8%)
Net foreign exchange gain	74,392	51,908	126,956	507,392	(59.1%)	(75.0%)
Financial transactions, net	150,599	105,082	129,752	140,358	(19.0%)	(7.6%)
Other operating income	33,148	23,129	62,016	6,427	(62.7%)	864.9%
Net operating profit before provision for loan losses	2,627,643	1,833,464	1,797,522	1,682,575	2.0%	6.8%
Provision for loan losses	(454,896)	(317,408)	(302,255)	(342,083)	5.0%	(11.6%)
Net operating profit	2,172,747	1,516,056	1,495,267	1,340,492	1.4%	11.5%
Operating expenses
Personnel salaries and expenses	(569,772)	(397,564)	(396,967)	(395,133)	0.2%	0.5%
Administrative expenses	(351,251)	(245,089)	(230,103)	(226,413)	6.5%	1.6%
Depreciation and amortization	(113,621)	(79,280)	(77,823)	(65,359)	1.9%	19.1%
Impairment of property, plant and equipment	(56)	(39)	(5,644)	(234)	(99.3%)	2312.0%
Other operating expenses	(46,351)	(32,342)	(68,413)	(68,902)	(52.7%)	(0.7%)
Total operating expenses	(1,081,051)	(754,314)	(778,950)	(756,041)	(3.2%)	3.0%
Net Operating income	1,091,696	761,742	716,317	584,451	6.3%	22.6%
Income from investments in associates and other companies	7,302	5,095	3,963	3,012	28.6%	31.6%
Income before tax	1,098,998	766,837	720,280	587,463	6.5%	22.6%
Income tax expense	(239,544)	(167,144)	(145,031)	(109,031)	15.2%	33.0%
Consolidated Net income for the year	859,455	599,693	575,249	478,432	4.2%	20.2%
Net income for the year attributable to:
Equity holders of the Bank	853,206	595,333	562,801	476,067	5.8%	18.2%
Non-controlling interests	6,249	4,360	12,448	2,365	(65.0%)	426.3%

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2018 have been translated from Chilean pesos at the exchange rate of Ch$697.76 = U.S.$1.00 as of December 31, 2018. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for more information on exchange rate.

Results of operations for the years ended December 31, 2018 and 2017. Consolidated net income for the year ended December 31, 2018, increased 4.2% to Ch$599,693 million. Our return on annualized average equity was 18.4% in 2018 compared to 19.2% in 2017.

In 2018, net operating profit before loan losses was Ch$1,833,464 million, an increase of 2.0% compared to 2017. Our net interest income increased 6.6% in 2018 compared to 2017. This was mainly driven by loan growth, especially commercial and mortgage loans. Higher inflation led to higher returns on most mortgage loans and some commercial loans denominated in UF, but these returns were partially offset by a lower yielding loan mix and an increase in the cost of funding as a higher rate paid on UF denominated liabilities. Overall, our net interest margin remained stable at 4.3% in 2018 compared to 2017.

Net fees and commission income increased 4.2% to Ch$290,885 million in the twelve-month period ended December 31, 2018 compared to the same period in 2017. Fees from retail banking increased 6.8% in 2018 compared to 2017. Total retail clients with a checking account increased 6.4% to 953,075. In 2018, the Bank continued to experience positive client base and product usage growth that drove fee growth for various products. Fee growth for retail clients has been driven by the use of cards, insurance brokerages, brokerage of asset management products and checking accounts driven by digital innovations, which led to an increase of retail digital clients of 6.2% in 2018. Fees from the Corporate Investment banking segment increased 26.9% in 2018 compared to 2017, mainly due to cash management services, financial advisory and investment banking fees.

Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange gain (loss), totaled Ch$105,082 million in the year ended December 31, 2018, a decrease of 19.0% compared to the same period in 2017. These results include the results of our Treasury Division’s transactions with customers, as well as the results of our non-client treasury operations, mainly the Financial Management Division. Client treasury services totaled Ch$95,188 million, an increase of 16.0% compared to 2017. The results from client treasury products and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2018, the results from client treasury products increased 20.9%. The higher market volatility and depreciation of the peso in the second half of 2018 led to higher demand for hedging from our Corporate and Middle-market clients. The results from market-making with client services increased 1.9% in 2018, mainly due an improvement in business volumes of tailor-made treasury services and cash management sold to specific corporate clients. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income decreased 79.3% to a gain of Ch$9,894 million in 2018 compared to Ch$47,713 million in 2017. These results include the income from sale of loans, including charged-off loans, the results from CVA over our derivative portfolio and the results from our Financial Management Division. In 2018, income from the Bank’s Financial Management Division decreased to Ch$12,441 million from Ch$45,018 million in 2017. This decrease was mainly due to lower results from liability management operations and lower realized gains from the sale of debt instruments at fair value through other comprehensive income.

Other operating income decreased by 62.7% in 2018 compared to 2017 and totaled a gain of Ch$23,129 million mainly due to a decrease in the extraordinary income from the sale of repossessed assets by Bansa S.A, which amounted to Ch$2,122 million for 2018 as compared to Ch$20,663 million in 2017. Bansa is a company that is consolidated by the Bank due to control in accordance with IFRS 10. For the purposes of consolidation, this one-time income forms part of the net income attributable to non-controlling interest and has no impact on net income attributable to shareholders or shareholders’ equity. The decrease in other operating income this year was offset by an increase in income from assets received in lieu of payment, totaling a gain of Ch$7,106 million, and less reversal of provisions for non-credit contingencies compared to 2017.

For the year ended December 31, 2018 provisions for loan losses totaled Ch$317,408 million in accordance with the adoption of IFRS 9. The changes in accounting policies resulting from the adoption of IFRS 9 were applied retrospectively adjusting the opening balance as of January 1, 2018, applying the transition exemption that allows the Bank not to restate comparative information for prior periods. Therefore, this figure is not entirely comparable to the amount of loan loss provisions recognized in 2017, which was calculated according to an incurred loss provision model under IAS 39. The bulk of provision expenses in 2018 were due to: (i) provisions for individually analyzed commercial loans, which mainly corresponds to larger SMEs that are marked for legal action and classified in Stage 3 and (ii) provisions for expected credit losses for consumer loans, which totaled a charge of Ch$186,938 million for the year ended December 31, 2018 mainly due to provisions for consumer loans in Stage 3. This was partially offset by the release of provisions for expected credit losses for mortgage loans, which totaled Ch$14,119 million for the year ended December 31, 2018. This is mainly due to stricter admission requirements and a strategy of targeting the higher income segments that tend to be less risky.

As a result of the factors mentioned above, net operating profit increased 1.4% in 2018 compared to 2017 and totaled Ch$1,516,056 million.

Operating expenses in the year ended December 31, 2018 decreased 3.2% compared to the corresponding period in 2017. The efficiency ratio was 41.1% in 2018, 43.3% in 2017 and 44.9% in 2016.

The 0.2% increase in personnel salaries and expenses was below the CPI inflation of 2.6%, even though all salaries are indexed to inflation pursuant to the collective bargaining agreement. This was despite an increase in headcount of 2.1% to a total of 11,305 employees. This decrease in expenses is mainly due to the Bank’s strategy of reducing mid-upper level management levels and the sales force in previous periods, which lowered variable compensation.

Administrative expenses increased 6.5% in the year ended December 31, 2018 compared to the corresponding period in 2017, mainly due to the continued investment in technology aimed to transform the Bank’s digital platforms and the branch network. During 2018, we continued to reduce the ATM network, focusing on extending the network within our branches or places with increased security measures. As of December 31, 2018, we had a total of 380 branches and 910 ATMs.

Depreciation and amortization expense increased 1.9% in 2018 compared to 2017 and totaled Ch$79,280 million. This expense is in line with continued investments in software, hardware and other equipment that the Bank has invested in as it continues to modernize its branch network and systems. Impairment charges decreased to Ch$39 million in 2018 compared to Ch$5,644 million in 2017 mainly related to less impairment for obsolete fixed assets and technology that totaled Ch$5,290 million in 2017.

Other operating expenses were Ch$32,342 million in 2018, a 52.7% decrease compared to 2017. This was mainly due to lower expenses related to life and general insurance policies for the Bank. See “Note 35—Other Operating Income and Expenses” to our Audited Consolidated Financial Statements for more details.

Total income tax expense by the Bank in 2018 totaled Ch$167,144 million, a 15.2% increase compared to 2017. The Bank paid an effective tax rate of 21.88% in 2018 compared to 20.1% in 2017. The higher effective tax rate was mainly due to the fact that the statutory corporate tax rate increased from 25.5% in 2017 to 27.0% in 2018.

Net interest income

	Year ended December 31,			% Change
	2018	2017	2016	2018/2017	2017/2016
	(in millions of Ch$, except percentages)
Retail banking	949,764	970,332	931,105	(2.1%)	4.2%
Middle-market	272,912	264,663	244,960	3.1%	8.0%
Total commercial banking	1,222,676	1,234,995	1,176,065	(1.0%)	5.0%
Corporate Investment banking	96,722	100,808	95,105	(4.1%)	6.0%
Total reporting segments	1,319,398	1,335,803	1,271,170	(1.2%)	5.1%
Other (1)	94,970	(9,112)	10,196	(1142.3%)	(189.4%)
Net interest income	1,414,368	1,326,691	1,281,366	6.6%	3.5%
Average interest-earning assets	32,760,203	30,595,059	29,671,311	7.1%	3.1%
Average non-interest-bearing demand deposits	6,763,546	6,117,644	5,753,622	10.6%	6.3%
Net interest margin (2)	4.32%	4.34%	4.32%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	30.6%	29.8%	29.0%

(1)	Consists mainly of net interest income from the Financial Management Division and the cost of funding our financial assets held for trading. Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds. This segment also includes intra-segment income and activities not assigned to a given segment or product line.

(2)	Net interest margin is net interest income divided by average interest-earning assets.

For the years ended December 31, 2018 and 2017 our net interest income totaled Ch$1,414,368 million in the year ended December 31, 2018, an increase of 6.6% from Ch$1,326,691 million in 2017 and average interest earning assets increased 7.1% in the same period. During 2018, the loan portfolio grew 9.0% with greater economic activity leading to more loan growth, but mainly in lower yielding commercial and mortgage loans. The nominal yield earned on peso-denominated consumer loans also declined due to a lower rate environment for most of 2018 and continued focus on growing among high income earners that obtain a lower yield, but who also have a lower risk profile. The average nominal interest rate for interest earning assets denominated in pesos decreased from 9.6% in 2017 to 8.6% in 2018. This lower yielding loan mix was compensated by higher UF inflation in 2018. The higher inflation rate in 2018 compared to 2017 caused our average nominal interest rate earned on interest earning assets indexed to the UF to increase from 5.4% in 2017 to 6.2% in 2018.

Average nominal interest rate earned on interest earning assets	2018	2017	2016
Ch$	8.6%	9.6%	9.9%
UF	6.2%	5.4%	6.6%
Foreign currencies	3.4%	2.7%	2.1%
Total	6.9%	6.7%	7.2%

The average rate paid on our interest bearing liabilities increased to 3.6% in 2018 from 3.3% in 2017. This was mainly due to a higher rate paid on UF denominated liabilities as a result of the higher UF inflation in the year, which increased to 5.4% in 2018 compared to 4.4% in 2017. The decrease in the average rate paid on peso denominated liabilities was due to deposit price discipline and the lower average short-term interest rate environment in 2018 compared to 2017.

Average nominal interest rate paid on interest bearing liabilities	2018	2017	2016
Ch$	3.3%	3.6%	4.7%
UF	5.4%	4.4%	5.6%
Foreign currencies	2.2%	1.5%	1.1%
Total	3.6%	3.3%	3.9%

Additionally, in 2018, average non-interest bearing demand deposits increased 10.6% and the ratio of these deposits plus average shareholders’ equity over interest earning assets improved 80 bps to 30.6%.

In summary, the higher inflation coupled with lower peso deposit costs and larger average balance of non-interest bearing demand deposits, offset the lower yielding asset mix, leading to a net interest margin that remained stable at 4.3% in 2018 compared to 2017.

Net interest income from our reporting segments totaled Ch$1,319,398 million and decreased 1.2% compared to 2017. This decrease was mainly due to a lower yield earned by each segment on their non-interest bearing demand deposits in line with lower average interest rates. The changes in net interest income by segment in 2018 as compared to 2017 were as follows:

●	Net interest income from Retail banking decreased 2.1%, despite an 8.1% increase in loan volumes mainly as a result of the lower return earned on non-interest earning demand deposits and a lower average nominal interest rate on assets denominated in pesos that decreased from 9.6% in 2017 to 8.6% in 2018 due to the lower yielding loan mix.

●	Net interest income from the Middle-market segment increased 3.1% in 2018 due to increasing loan volumes in this segment of 13.5%, which offset the lower yield on loans and the lower return on non-interest bearing demand deposits.

●	Net interest income from the Corporate Investment Banking segment decreased 4.1% due to lower yield on loans and the lower return on non-interest bearing demand deposits assigned to this segment.

●	Other net interest income consists mainly of net interest income from the Bank’s ALCO, which includes the net interest income from the Bank’s debt instruments recorded at fair value through other comprehensive income, deposits in the Central Bank, the financial cost of supporting our cash position and financial investments held for trading (the interest income from which is recognized as net income from financial operations and not interest income). The result of the Bank’s inflation gap is also included in this line. The net interest income included as “other” increased from a loss of Ch$9,112 million in 2017 to a gain of Ch$94,970 million. This was mainly due to higher inflation in 2018 as the Bank has more assets than liabilities linked to inflation. Other interest income also includes the cost of liquidity which is a net interest expense for the Bank, but which fell in 2018 due to lower short-term average interest rates.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment at the dates indicated.

	At December 31,			% Change
	2018 (1)	2017	2016	2018/2017	2017/2016
	(in millions of Ch$, except percentages)
Retail banking	20,786,637	19,233,169	18,604,936	8.1%	3.4%
Middle-market	7,690,380	6,775,734	6,396,376	13.5%	5.9%
Corporate Investment banking	1,613,088	1,633,796	2,121,513	(1.3%)	(23.0%)
Other (2)	123,309	83,215	83,606	48.2%	(0.5%)
Total loans	30,213,414	27,725,914	27,206,431	9.0%	1.9%

(1)	For December 31, 2018, total loans corresponds to loans at amortized cost in accordance with IFRS 9. Prior periods are presented in accordance with IAS 39.

(2)	Includes interbank loans.

As of January 1, 2018 the Bank adopted IFRS 9. The following table shows interest income of financial assets by valuation as of December 31, 2018.

At December 31,
2018
(in millions of Ch$)

Financial assets measured at amortized cost (1)	2,122,253
Financial assets measured al FVOCI (2)	100,213
Other interest	21,851
Interest income not including income from hedge accounting	2,243,123

(1) Financial assets measured at amortized cost include loans measured at amortized cost as described above and investments under resale agreements. The effective interest method is used in the calculation of the amortized cost of the financial asset and in the allocation and recognition of the interest revenue over the relevant period.

(2) Financial assets measured at fair value through other comprehensive income include the interest income from debt instruments. These mainly consisted of securities and bonds of the Chilean Central Bank that contain contractual terms that give rise on specific dates to cash flows that are solely payments of principal and interest (SPPI), and are measured at FVOCI.

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

The changes in net interest income by segment in 2017 as compared to 2016 were as follows:

●	Net interest income from Retail banking increased 4.2%, mainly as a result of the 3.4% increase in loan volumes in this segment, lower funding costs and an increase in the average yield obtained over consumer loans from 13.9% in 2016 to 14.9% in 2017.

●	Net interest income from the Middle-market segment increased 8.0% in 2016, higher than the loan growth of 5.9% in this segment due to improvements in funding costs. Loan growth has been more selective, focusing on the potential return net of risk with a focus on cash management which is positive for margin growth, such as the spread between the rate on deposits and the Central Bank rate.

●	The focus for Corporate Investment banking was on growth of non-lending products especially cash management which generates a higher return than lending in this segment. This led to an increase in net interest income of 6.0% in 2017 despite a 23.0% decrease in loan volumes as a result of lower loan demand due to the slower economy and the Bank avoiding growth in low yielding loans.

●	Other net interest income consists mainly of net interest income from the Bank’s ALCO, which includes the available-for-sale investment portfolio, deposits in the Central Bank, the financial cost of supporting our cash position and investment portfolio for trading, the interest income from which is recognized as net income from financial operations and not interest income. The result of the Bank’s inflation gap is also included in this line. The net interest income included as “other” decreased from a gain of Ch$10,196 million in 2016 to a loss of Ch$9,112 million in 2017. This was due to the lower inflation rate in 2017. Because the Bank has more assets than liabilities linked to inflation, when inflation decreases, margins also decrease. Other interest income also includes the cost of liquidity which is a net interest expense for the Bank.

Fee and commission income

For the years ended December 31, 2018 and 2017 net fees and commission income increased 4.2% to Ch$290,885 million in the twelve-month period ended December 31, 2018 compared to the same period in 2017. The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,			% Change
	2018	2017	2016	2018/2017	2017/2016
	(in millions of Ch$)
Credit, debit and ATM cards	55,109	51,982	52,057	6.0%	(0.1%)
Collections	40,077	44,312	31,376	(9.6%)	41.2%
Insurance brokerage	39,949	36,430	40,882	9.7%	(10.9%)
Letters of credit	33,654	33,882	35,911	(0.7%)	(5.7%)
Checking accounts	33,865	31,901	31,540	6.2%	1.1%
Custody and brokerage services	9,211	9,232	8,358	(0.2%)	10.5%
Lines of credit	6,624	7,413	5,754	(10.6%)	28.8%
Others	72,396	63,911	48,546	13.3%	31.7%
Total fees and commission income, net	290,885	279,063	254,424	4.2%	9.7%

Fees from credit, debit and ATM cards increased 6.0% in 2018. In 2018 we continued to reduce our ATM network, seeking better locations with less security-related expenses, leading to a 28.0% decrease in commissions from debit and ATM cards during the period. This was offset by a 29.0% increase in commissions from credit cards as clients increased the usage of the Bank’s credit cards. Active credit cards totaled 1.6 million as of November 30, 2018 with monetary purchases increasing by 11.8% in the year.

Fees from collections decreased 9.6% in 2018 compared to 2017. This line item includes, among other items, fees collected on behalf of insurance companies for fire and earthquake insurance that are mandatory with mortgage loans. During 2018, a higher level of pre-payment of mortgage loans led to a modification of the estimate of amount of refunds to be paid to clients for insurance premiums already collected.

Insurance brokerage fees increased 9.7% due to higher brokerage of fraud, car and life insurance policies as advances in our digital platforms have enabled clients to search for and purchase these products online.

Fees from letters of credit and other contingent operations decreased 0.7% in 2018. This line corresponds to international and foreign trade financing business with clients. The low growth reflects strong price competition in this product in 2018.

Fees from checking accounts increased 6.2% in 2018 compared to 2017. This was mainly due to a rise in the Bank’s checking account base. The number of retail clients with a checking account increased 6.4% to 953,075. Also, our corporate cash management services continued to boost fee growth in this product.

Brokerage and custody fees decreased 0.2% in 2018 as compared to 2017 due to more volatility in the markets during 2018, dampening the growth we experienced in 2017.

Fees from lines of credit decreased 10.6% due to less cross-selling of this product among checking account holders as clients have preferred other short term financing such as credit cards and installment loans.

The rise in other fee income of 13.3% in 2018 compared to 2017 was mainly due to higher fees from the brokerage of asset management services and fees gained from our Corporate Investment Banking segment. In December 2013, our Asset Management business was sold. The Bank is no longer in the asset management business, but serves as an exclusive broker for Santander Asset Management, the acquirer of our asset management business. In 2018, asset management brokerage fees totaled Ch$45,793 million and increased 5.7% compared to 2017. Other fees from our Corporate Investment banking segment include financial advisory and investment banking.

The following table sets forth, for the periods indicated our fee income broken down by segment for the periods indicated:

	Year ended December 31,			% Change	% Change
	2018	2017	2016	2018/2017	2017/2016
	(in millions of Ch$)
Retail banking	220,532	206,449	196,845	6.8%	4.9%
Middle-market	36,746	36,280	30,851	1.3%	17.6%
Corporate Investment banking	35,064	27,626	25,077	26.9%	10.2%
Other	(1,457)	8,708	1,651	(116.7%)	427.4%
Total fees and commission income, net	290,885	279,063	254,424	4.2%	9.7%

Fees from Retail banking increased 6.8% in 2018 compared to 2017. Total retail clients with a checking account increased 6.4% to 953,075. In 2018, the Bank continued to experience positive client base and product growth that drove fee growth in various products. Internally, we measure the quantity of products that a client uses and identify them as a loyal customer when they meet certain internal criteria for their segment (clients with more than four products plus minimum usage and profitability levels). Client loyalty continues to rise in retail banking, especially among high income earners, which was the area we continued to focus on growing. Loyal individual customers in the high-income segment grew 8.3% during 2018. As the economy expanded, we also started opening up more to increasing our middle-income client base through our new Santander Life products. Loyal individual customers in the middle-income segment increased 8.2% during 2018. This has led to high fee growth among retail bank clients, especially cards, insurance brokerage, brokerage of asset management products and checking accounts. This has also been driven by digital innovations leading to an increase of retail digital clients of 6.2% in 2018.

The 1.3% increase in fees from the Middle-market segment was mainly due to the positive expansion of business volumes in this segment from a greater client base. Total clients in this segment increased 3.2% during the year with clients that actively use our products increasing 2.7%.

Fees from the Corporate Investment banking segment increased 26.9% in 2018 compared to 2017, mainly due to cash management services, financial advisory and investment banking fees.

Fees in Other decreased from a gain of Ch$8,708 million in 2017 to an expense of Ch$1,457 million in 2018. In this line item we included the impact of the higher level of pre-payment of mortgage loans which led to a modification of the estimate of amount of refunds of fees for insurance premiums already collected. As this was not assigned to any segment, it is presented in Other.

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

The rise in other fee income of 31.7% in 2017 compared to 2016 was mainly due to higher fees from the brokerage of asset management services. In December 2013, our Asset Management business was sold. The Bank is no longer in the asset management business, but serves as an exclusive broker for Santander Asset Management, the acquirer of our asset management business. In 2017, asset management brokerage fees totaled Ch$43,331 million and increased 13.3% compared to 2016. Other fees also include fees from our Corporate Investment banking segment, which include financial advisory and investment banking.

Fees from Retail banking increased 4.9% in 2017 compared to 2016. Total retail clients with a checking account increased 5.6% to 896,144. In 2017, the Bank continued to experience positive client base and product growth that drove fee growth in various products. Internally, we measure the quantity of products that a client uses and identify them as a loyal customer when they meet certain internal criteria for their segment. Client loyalty continues to rise in retail banking, especially among high income earners, which was the area we focused on growing given the low growth environment. Loyal individual customers (clients with more than 4 products plus minimum usage and profitability levels) in the high-income segment grew 9.5% during 2017. This has led to high fee growth among retail bank clients, especially cards, insurance brokerage, brokerage of asset management products and checking accounts.

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

Fees from the Corporate Investment banking segment increased 10.2% in 2017 compared to 2016, mainly due to cash management services, financial advisory and investment banking fees.

Fees in Other increased 427.4% from Ch$1,651 million in 2016 to Ch$8,708 million in 2017 due to a higher rebate paid by the insurance company we broker for after a successful renegotiation of terms and conditions with them.

Financial transactions, net

The following table sets forth information regarding our income (loss) from financial transactions for the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,			% Change	% Change
	2018	2017	2016	2018/2017	2017/2016
	(in millions of Ch$)
Net income from financial operations	53,174	2,796	(367,034)	1,801.8%	100.8%
Foreign exchange gain, net	51,908	126,956	507,392	(59.1%)	(75.0%)
Total financial transactions, net	105,082	129,752	140,358	(19.0%)	(7.6%)

For the years ended December 31, 2018 and 2017. Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange gain, totaled Ch$105,082 million in the year ended December 31, 2018, a decrease of 19.0% compared to the same period in 2017. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our Financial Management Division.

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

The results from net income (loss) from financial operations totaled a gain of Ch$53,174 million in 2018 compared to Ch$2,796 million in 2017. As the Bank adopted IFRS 9 on January 1, 2018, its new disclosure requirements were addressed and no comparable information was prepared as provided for by the transitional provisions of IFRS 9.

For the year ended December 31,
2018
(in millions of Ch$)

Net gains on trading derivatives	38,217
Net gains on financial assets at fair value through profit or loss	9,393
Net gains on derecognition of financial assets measured at amortized cost	8,479
Sale of loans and accounts receivables from customers
Current portfolio	(309)
Charged-off portfolio	709
Repurchase of issued bonds	(840)
Other income (expense) from financial operations	(2,475)
Total income (expense)	53,174

The income from financial operations in 2018 consisted of:

(i)	Gains of Ch$38,217 million in the sub-item net gains on trading derivatives. Movements in foreign currency affect this line item because it includes the valuation adjustments of our derivatives classified as trading. We use derivatives classified as trading, mainly forwards and cross-currency swaps, to hedge the net foreign currency spot position between short-term assets and short-term liabilities and it includes results from our client foreign currency business, such as the sale of currency derivatives. In 2018, the Bank increased short-term financing in U.S. dollars through deposits and correspondent banking loans. Therefore, on average, the Bank had more short-term liabilities in dollars compared to its short-term assets, which was hedged through a short-term foreign currency asset position classified as trading. The Central Bank exchange rate depreciated 13.1% in 2018, leading to net gains from trading of derivatives.

(ii)	The gain of Ch$9,393 million from financial assets at fair value through profit or loss. In this line item the mark-to-market and interest income of the trading fixed income portfolio are recognized. The Central Bank increased short term rates by 25bps in October 2018 thereby lowering the fair value of this portfolio, which is mainly comprised of Central Bank instruments. This was partially offset by UF inflation of 2.9% in 2018, leading to higher interest gained from the portion of this portfolio denominated in UF.

(iii)	Net gains on the derecognition of financial assets measured at amortized cost related to realized gains on instruments with the Central Bank of Chile.

(iv)	In 2018, the Bank repurchased the following bonds for liability management purposes and liquidity management. See “Note 20—Issued Debt Instruments and Other Financial Liabilities—b) Senior Bonds” in the Audited Consolidated Financial Statements.

Date		Amount
04-01-2018	CLP	12,890,000,000
04-01-2018	CLP	4,600,000,000
22-01-2018	UF	24,000
05-04-2018	UF	484,000
06-04-2018	UF	184,000
23-04-2018	UF	216,000
24-04-2018	UF	4,000
25-04-2018	UF	262,000
10-05-2018	UF	800,000
07-06-2018	USD	3,090,000
11-12-2018	USD	250,000,000

(v)	The loss in other results of Ch$2,475 million in 2018 was due to results from the anticipated redemption of time deposits during the year for liquidity management reasons.

The net result from foreign exchange transactions totaled a gain of Ch$51,908 million in 2018 compared to Ch$126,956 million in 2017.

	Year ended December 31,			% Change	% Change
	2018	2017	2016	2018/2017	2017/2016
	(in millions of Ch$)
Net profit or loss from foreign currency exchange differences	(212,618)	113,115	116,117	(288.0%)	(2.6%)
Hedge-accounting derivatives	252,275	22,933	399,875	1,000.1%	(94.3%)
Translation gains and losses over assets and liabilities indexed to foreign currencies, net	12,251	(9,092)	(8,600)	234.7%	5.7%
Net results from foreign exchange gain	51,908	126,956	507,392	(59.1%)	(75.0%)

Included in these results is the sub-item Net profit or loss from foreign currency exchange differences which includes the mark-to-market of the Bank’s spot position and results from our client foreign currency business, such as currency transactions. The Central Bank exchange rate depreciated 13.1% in 2018 and appreciated 7.8% in 2017, which reflects the loss form our net liability spot position in 2018. This is offset by the results from hedge-accounting derivatives and the results from derivatives classified as trading.

Results from the sub-item hedge-accounting derivative are mainly comprised of the mark-to-market of derivatives that are used to mainly hedge the foreign currency risk of our long-term foreign currency funding. Therefore, we generally have a net foreign currency asset position in our hedge-accounting derivatives. These are mainly cross-currency swaps that are accounted under hedge accounting rules. These derivatives produced a gain of Ch$252,275 million in 2018, significantly higher than 2017 due to the depreciation of the peso in the second half of 2018.

Finally, the Bank has some assets and liabilities that are in Chilean pesos, but indexed to foreign currency. This position produced a translation gain in 2018 of Ch$12,251 million.

In order to more easily compare the results from financial transactions, net, we present the following table that separates the results by lines of business for 2018, 2017 and 2016.

	Year ended December 31,			% Change
	2018	2017	2016	2018/2017	2017/2016
	(in millions of Ch$)
Client treasury products	73,912	61,156	62,404	20.9%	(2.0%)
Market-making with clients	21,276	20,883	27,382	1.9%	(23.7%)
Client treasury services	95,188	82,039	89,786	16.0%	(8.6%)
Sale of loans and charged-off loans	198	6,040	4,190	(96.7%)	44.2%
CVA adjustments	(2,745)	(3,345)	(94)	(17.9%)	3458.3%
Financial Management Division and others (1)	12,441	45,018	46,475	(72.4%)	(3.1%)
Non-client treasury income (loss)	9,894	47,713	50,572	(79.3%)	(5.7%)
Total financial transactions, net	105,082	129,752	140,358	(19.0%)	(7.6%)

(1)	The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Client treasury services totaled Ch$95,188 million, an increase of 19.0% compared to 2017. The results from client treasury products and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2018, the results from client treasury products increased 20.9%. The higher market volatility and depreciation of the peso in the second semester of 2018 led to higher demand for hedging from our Corporate and Middle-market clients. The results from market-making with client services increased 1.9% in 2018, mainly due an improvement in business volumes of tailor-made treasury services and cash management sold to specific corporate clients. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income decreased to a gain of Ch$9,894 million in 2018 compared to Ch$47,713 million in 2017. These results include the income from sale of loans, including charged-off loans, CVA adjustments and the results from our Financial Management Division.

The results from the sale of loans totaled a gain of Ch$198 million in 2018, decreasing 96.7% from 2017 due to decreased sales of our loan portfolio compared to previous years.

The results from CVAs totaled a loss of Ch$2,745 million. This was mainly due to a loss from CVA adjustments of our derivative portfolio which is included in this line item, since the CVA generated by derivatives taken for hedging and on behalf of clients is not part of client income or part of Financial Management’s profit and loss.

In 2018, income from the Bank’s Financial Management Division decreased to Ch$12,441 million. This department manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. This decrease in results was mainly due to lower results from liability management transactions and lower realized gains from our investments in debt instruments at fair value through other comprehensive income. The results from Financial Management Division also include the offset of the foreign currency exposure hedging on provision expenses for loans denominated in U.S. dollars. As the peso depreciated against the dollar, this increased our provision expense for our loans in U.S. dollars and had a corresponding offset gain recognized by financial management in this line.

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

Internal Bank policy does not allow significant foreign currency mismatches and requires that the results included in Total financial transactions, net include not only the market-to-market of our foreign currency spot position, but also the results of the derivatives used to hedge currency risk. The mark-to-market of our spot position is included in the line item Foreign exchange gain, net along with the effect of those derivatives accounted for under hedge accounting rules. The derivatives used to hedge foreign currency risk but which are classified as trading are included in the line item Net income from financial operations. For more details regarding our management and exposure to foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management—Market risk – local and foreign financial management.”

The results from net income (loss) from financial operations totaled a gain of Ch$2,796 million in 2016 compared to a loss of Ch$367,034 million in 2016.

	Year ended December 31,		% Change
	2017	2016	2017/2016
	(in millions of Ch$)
Derivatives classified as trading	(18,974)	(395,209)	95.2%
Trading investments	10,008	18,229	(45.1%)
Sale of loans	6,040	4,190	44.2%
Realized gains (losses) Debt instruments at fair value through other comprehensive income / Available-for-sale instruments	8,956	14,598	(38.6%)
Other results	(3,234)	(8,842)	63.4%
Net income (loss) from financial operations	2,796	(367,034)	100.8%

The income from financial operations in 2017 compared to a loss in 2016 was mainly due to:

(i)	Lesser losses in the sub-item derivatives classified as trading. In 2017, the average yearly exchange rate appreciated 4.1% compared to a depreciation of 3.5% in 2016 with the appreciation of the peso mainly occurring at year-end 2017. Movements in foreign currency affect this line item because it includes the valuation adjustments of our derivatives classified as trading. We use derivatives classified as trading, mainly forwards and cross-currency swaps, to hedge the net foreign currency spot position between short-term assets and short-term liabilities. On average in 2017, the Bank had more short-term assets, such as U.S. dollars invested in overnight, than short-term deposits in U.S. dollars, so we usually have a short-term foreign currency liability hedge position classified as trading. The average exchange rate appreciated 4.1% in 2017, producing a lower loss in derivatives classified as trading especially at year-end 2017 when the peso appreciated strongly against the U.S. dollar.

(ii)	The 45.1% lower gain from trading investments was mainly due to the lower UF inflation rate in 2017 compared to 2016. In this line item the mark-to-market and interest income of the trading fixed income portfolio are recognized. In 2017, the lower UF inflation decreased interest from this portfolio, which is mainly comprised of Central Bank instruments denominated in UF.

(iii)	The results from our available-for-sale portfolio decreased 38.6% in 2017 compared to 2016 due to lower realized gains from our available for sale portfolio.

(iv)	The loss in other results of Ch$3,234 million in 2017 was due to results from the partial repurchase of senior bonds during the year. See “Note 20– Issued Debt Instruments and Other Financial Liabilities – b) Senior bonds” in the Audited Consolidated Financial Statements.

The net result from foreign exchange transactions totaled a gain of Ch$126,956 million in 2017 compared to Ch$507,392 million in 2016.

Included in these results is the sub-item Net profit or loss from foreign currency exchange differences which totaled a gain of Ch$113,115 million in 2017 compared to Ch$116,117 million in 2016. This result includes the mark-to-market of the Bank’s spot position and results from our client foreign currency business, such as currency transactions and market making. The lower market-making foreign currency transactions and the appreciation of the peso lowered this result.

Results from the sub-item hedge-accounting derivative are mainly comprised of the mark-to-market of derivatives that are used to mainly hedge the foreign currency risk of our long-term foreign currency funding. Therefore, we generally have a net foreign currency position in our hedge-accounting derivatives. These are mainly cross-currency swaps that are accounted under hedge accounting rules. These derivatives produced a gain of Ch$22,933 million in 2017. This gain was lower than in 2016 due to the appreciation of the peso in the fourth quarter of 2017.

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

The results from the sale of loans increased to Ch$6,040 million in 2017. The results from proprietary trading and CVAs totaled a loss of Ch$3,345 million. This was mainly due to a higher loss from CVA adjustments of our derivative portfolio, which totaled Ch$2,821 million. This is included in this line item, since the CVA generated by derivatives taken for hedging and on behalf of clients is not part of client income or part of Financial Management’s profit and loss. Since year-end 2012, the Bank no longer has a proprietary trading area and the results from proprietary trading are from residual positions that are being closed.

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

Other operating income

	Year ended December 31,			% Change	% Change
	2018	2017	2016	2018/2017	2017/2016
	(In millions of Ch$)
Income from assets received in lieu of payment	7,106	3,330	1,663	113.4%	100.2%
Net results from sale of investment in other companies	—	—	—	—%	—%
Operational leases (as lessor)	222	264	519	(15.9%)	(49.1%)
Gain on sale of Bank property, plant and equipment	2,490	23,229	2,017	(89.3%)	1051,7%
Compensation from insurance companies due to damages	144	1,237	1,530	(88.4%)	(19.2%)
Other	13,167	33,956	698	(61.2%)	77.2%
Sub-total other income	16,023	58,686	4,764	(72.7%)	1,131.9%
Total other operating income	23,129	62,016	6,427	(62.7%)	864.9%

For the years ended December 31, 2018 and 2017. Total other operating income decreased by 62.7% in 2018 compared to 2017 and totaled a gain of Ch$23,129 million mainly due a decrease in the extraordinary income from the sale of repossessed assets by Bansa S.A. Bansa is a company that is consolidated by the Bank due to control in accordance with IFRS 10. For 2018 this amounted to Ch$2,122 million while for 2017 this concept amounted to Ch$20,663 million. For the purposes of consolidation, this one-time income forms part of the net income attributable to non-controlling interest and has no impact on net income attributable to shareholders or shareholders’ equity. This was offset by an increase in income from assets received in lieu of payment, totaling a gain of Ch$7,106 million. Also in 2018 there was less reversal of provisions for non-credit contingencies compared to 2017.

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

Expected credit loss allowance

For the years ended December 31, 2018 (in accordance with IFRS 9 Financial Instruments adopted as of January 1, 2018)

The following table sets forth certain information relating to our provision for expected credit losses for the year ended 2018.

	Stage 1		Stage 2		Stage 3		Total
(in millions of Ch$)	Individual	Collective	Individual	Collective	Individual	Collective
Commercial loans	79	5,652	(2,891)	(1,533)	(96,131)	(47,959)	(142,782)
Mortgage loans	—	5,583	—	5,161	—	3,375	14,119
Consumer loans	—	1,861	—	192	—	(191,304)	(189,251)
Contingent loans	(90)	1,214	11	(68)	(225)	(834)	9
Loans and AR at FVOCI	363	—	68	—	—	—	431
Debt at FVOCI	—	66	—	—	—	—	66
Total Expected credit losses allowance	353	14,376	(2,811)	3,752	(96,356)	(236,722)	(317,408)

For the year ended December 31, 2018 provisions for expected credit loss totaled Ch$317,408 million in accordance with the adoption of IFRS 9. The changes in accounting policies resulting from the adoption of IFRS 9 were applied retrospectively adjusting the opening balance as of January 1, 2018, applying the transition exemption that allows not to restate comparative information for prior periods.

Provisions for expected credit losses of our commercial loans totaled Ch$142,782 million for the year ended December 31, 2018. In 2018, commercial loans grew 10% with growth mainly coming from our Middle-market segment in line with the re-activation of investment in the Chilean economy and representing the bulk of growth in Stage 1 loans. The growth of Stage 1 loans was also due to the rise in commercial loans disbursed to high income individuals. The positive evolution of the economy and the focus on less risky loan clients led a reversal of Stage 1 loan loss allowances during the year.

In 2018, the Bank continued to remain selective in the SME (small to medium-sized entities) loan book included in the Commercial banking segment and originated few new assets among this sub-segment. At the same time, as this loan book aged, it represented the bulk of increase and transfers to Stage 2 and Stage 3 loans. Provisions for individually analyzed commercial loans mainly correspond to loans classified in Stage 3 for the year ended December 31, 2018 totaled Ch$96,131 million, this is mainly due to larger SMEs that are marked for legal action.

Provisions for expected credit losses for mortgage loans totaled a release of Ch$14,119 million for the year ended December 31, 2018 despite an increase of 11.6% in the mortgage loan portfolio. This is mainly due to stricter admission requirements and a strategy of targeting the higher income segments that tend to be less risky. This has led to a portfolio with better payment behavior in general.

The provisions for expected credit losses for consumer loans totaled a charge of Ch$189,251 million for the year ended December 31, 2018 mainly due to provisions for consumer loans in Stage 3. Regardless of other factors, if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial recognition and consumer loans are written off after 6 months. In 2018, consumer loans grew 7.0% with growth mainly coming from our high income earners and a continued decrease of loans among low income earners.

Recoveries on loans previously charged-off increased 5.9% in 2018 compared to 2017. This was due to higher recoveries from charged-off mortgage loans mainly due to improved recovery efforts. The following table shows recoveries of loans previously charged-off by type of loan.

	Year ended December 31,			% Change	% Change
	2018	2017	2016	2018/2017	2017/2016
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	40,180	39,972	41,072	0.5%	(2.7%)
Residential mortgage loans	17,367	10,942	10,041	58.7%	9.0%
Commercial loans	30,934	32,613	27,185	(5.1%)	20.0%
Total recoveries	88,481	83,527	78,298	5.9%	6.7%

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions as disclosed in “Note 29—Net Income (Expense) from Financial Operations” of our Audited Consolidated Financial Statements. The following table sets forth information about our sale of charged-off loans for the year ended December 31, 2018, 2017 and 2016.

	Year ended December 31,			% Change	% Change
	2018	2017	2016	2018/2017	2017/2016
	(in millions of Ch$)
Gains (losses) on sale of loans previously charged-off	709	3,020	2,720	(76.5%)	11.0%

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Year ended December 31,			% Change	% Change
	2018	2017	2016	2018/2017	2017/2016
	(in millions of Ch$)
Retail banking	(287,739)	(293,956)	(323,888)	(2.1%)	(9.2%)
Middle-market	(26,314)	(19,235)	(26,748)	36.8%	(28.1%)
Corporate Investment banking	2,339	6,440	7,579	(63.7%)	(15.0%)
Other	(5,694)	4,496	974	(226.6%)	361.6%
Total provisions, net	(317,408)	(302,255)	(342,083)	5.0%	(11.6%)

Net provisions for expected credit losses for the year ended December 31, 2018 are not comparable to net provisions for previous year due to the adoption of IFRS 9 as of January 1, 2018.

We believe that our loan loss allowances are currently adequate for all known and expected credit losses.

For the years ended December 31, 2017 and 2016 (in accordance with IAS 39). Provisions for loan losses, net totaled Ch$302,255 million in 2017 and decreased 11.6% compared to the amount of provisions recorded in 2016.

	Year ended December 31,		% Change
	2017	2016	2017/2016

Provision for loan losses	(370,083)	(409,159)	(9.6%)
Charge-off of loans analyzed on an individual basis	(15,699)	(11,222)	39.9%
Recoveries on loans previously charged-off	83,527	78,298	6.7%
Provision for loan losses, net	(302,255)	(342,083)	(11.6%)
Year end loans (1)	27,725,914	27,206,431	1.9%
Non-performing loans (2)	633,461	564,131	12.3%
Impaired loans (3)	1,803,173	1,615,441	11.6%
Allowance for loan losses (4)	791,157	790,605	0.1%
Impaired loans / Year end loans (5)	6.50%	5.94%
Non-performing loans / Year end loans (2)	2.28%	2.07%
Allowances for loan losses / Total loans	2.85%	2.91%
Coverage ratio non-performing loans (5)	124.89%	140.15%

(1)	Loans and accounts receivable from customers including Ch$162,685 million in 2017 and Ch$272,807 million in 2016 in interbank loans.

(2)	Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest.

(3)	Prior to January 1, 2018, impaired loans include (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated. See “Note 11— Loans and Account Receivable from Customers and Interbank Loans (under IFRS 39)” of the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

(4)	Allowance for loan losses for loans and accounts receivable from customers, including Ch$472 million in 2017 and Ch$4,135 million in 2016 in allowance for loan losses for interbank loans.

(5)	Calculated as allowance for loan losses divided by non-performing loans.

Provision for loan losses, which includes the full amount of provisions recognized as a result of loan growth and change in risk classification as well as the net result of provisions and charge-offs of loans analyzed on a group basis, totaled Ch$370,083 million in 2017 compared to Ch$409,159 million in 2016 and decreased 9.6%. The following table breaks down provision for loans losses by loan product for the years ended December 31, 2017 and 2016.

	Year ended December 31,		% Change
	2017	2016	2017/2016
	(in millions of Ch$)
Interbank loans	3,663	(2,969)	(223.4%)
Commercial loans	(136,923)	(137,242)	(0.2%)
Mortgage loans	(32,194)	(16,646)	93.4%
Consumer loans	(205,949)	(249,754)	(17.5%)
Contingent loans	1,320	(2,548)	—%
Total(1)	(370,083)	(409,159)	(9.6%)

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

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions as disclosed in “Note 29—Net Income (Expense) from Financial Operations” of our Audited Consolidated Financial Statements.

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

Net provision expense from Corporate Investment banking totaled a release of provisions of Ch$6,440 million, a 15.0% decrease from the release of provisions in 2016 due to a 23.0% decrease in the loan portfolio in this segment as the Bank focused on non-lending products, such as cash management, that generate a higher return than lending in this segment.

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

We believe that our loan loss allowances are currently adequate for all known and estimated incurred losses.

Operating expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,			% Change	% Change
	2018	2017	2016	2018/2017	2017/2016
	(in millions of Ch$)
Personnel salaries and expenses	(397,564)	(396,967)	(395,133)	0.2%	0.5%
Administrative expenses	(245,089)	(230,103)	(226,413)	6.5%	1.6%
Depreciation and amortization	(79,280)	(77,823)	(65,359)	1.9%	19.1%
Impairment	(39)	(5,644)	(234)	(99.3%)	2312.0%
Other operating expenses	(32,342)	(68,413)	(68,902)	(52.7%)	(0.7%)
Total operating expenses	(754,314)	(778,950)	(756,041)	(3.2%)	3.0%
Efficiency ratio(1)	41.1%	43.3%	44.9%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, financial transactions, net and other operating income.

For the years ended December 31, 2018 and 2017. Operating expenses in the year ended December 31, 2018 decreased 3.2% compared to the corresponding period in 2017. The efficiency ratio was 41.1% in 2018, 43.3% in 2017 and 44.9% in 2016.

The 0.2% increase in personnel salaries and expenses was below the CPI inflation of 2.6%, even though all salaries are indexed to inflation pursuant to the collective bargaining agreement. This was despite an increase in headcount of 2.1% to a total of 11,305 employees. This decrease in expenses is mainly due to the Bank’s strategy of reducing mid-upper level management levels and the sales force during 2017, which lowered variable compensation.

Administrative expenses increased 6.5% in the year ended December 31, 2018 compared to the corresponding period in 2017, mainly due to the continued investment in technology transforming the Bank’s digital platforms and the branch network and therefore creating efficiencies in the long term. In 2018, the Bank continued to roll-out our efficient Work Café spaces that are high tech / high touch branches with no human tellers or back offices, reaching a total of 40 by the end of the year. We also launched a new branch style for Select/Private banking with a team of investment experts on site to give personalized advice to our higher income clients. We also started to pilot our WorkCafé 2.0 for smaller branches and incorporating artificial intelligence into interactions with clients. During 2018 we continued to reduce the ATM network, focusing on extending the network within our branches or places with increased security measures. By the end of 2018 we had a total of 380 branches and 910 ATMs. In 2018, we also increased our cyber security expenditures which totaled Ch$ 11,055 million in 2018.

	Year ended December 31,		% Change
	2018	2017	2018/2017
Traditional branches	287	307	(6.5%)
Middle-market centers	7	7	—%
Santander Select	46	51	(9.8%)
Workcafés	40	20	100.0%
Total branches	380	385	(1.3%)
Total ATMs	910	926	(1.7%)

(1)	As of December 31, 2017 all Banefe branches were closed down.

Depreciation and amortization expense increased 1.9% in 2018 compared to 2017 and totaled Ch$79,280 million. This expense is in line with continued greater investments in software, hardware and other equipment that the Bank has invested in as it continued to innovate in its branch network and systems. Impairment charges decreased to Ch$39 million in 2018 compared to Ch$5,664 million in 2017 mainly related to less impairment associated to ATMs. In 2017, impairment expenses were higher due greater impairments for obsolescence of fixed assets and technology projects of Ch$5,290 million.

Other operating expenses were Ch$32,342 million in 2018, a 52.7% decrease compared to 2017. This was mainly due to lower operational charge-offs. See “Note 35—Other Operating Income and Expenses” to our Audited Consolidated Financial Statements for more detail on Other operating expenses.

The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment. These amounts exclude impairment and other operating expenses.

	Year ended December 31,			% Change	% Change
	2018	2017	2016	2018/2017	2017/2016
	(in millions of Ch$)
Retail banking	(553,157)	(534,970)	(529,909)	3.4%	1.0%
Middle-market	(92,377)	(91,882)	(83,412)	0.5%	10.2%
Corporate Investment banking	(64,913)	(62,685)	(53,935)	3.6%	16.2%
Other	(11,486)	(15,356)	(19,649)	(25.2%)	(21.8%)
Total personnel, administrative expenses, depreciation and amortization (1)	(721,933)	(704,893)	(686,905)	2.4%	2.6%

(1)	Excludes impairment and other operating expenses.

By business segment, the 2.4% increase in costs excluding impairment and other operating expenses in 2018 compared to the corresponding period in 2017 was mainly due a rise in cost in the Retail and Corporate Investment Banking. Costs in the Middle-market segment grew 0.5% in 2018 compared to 2017 due to higher spending in IT and 3.6% in the Corporate Investment Banking segment mainly due to transactional banking and cash management services that are intense in data processing.

Retail segment costs grew 3.4% in 2018 compared to 2017 due to higher spending in transforming branches to our new WorkCafé format, and investments in information technology for greater digital banking services.

For the years ended December 31, 2017 and 2016. Operating expenses in the year ended December 31, 2017 increased 3.0% compared to the corresponding period in 2016. The efficiency ratio was 43.3% in 2017, 44.9% in 2016 and 43.8% in 2015.

The 0.5% increase in personnel salaries and expenses was below the CPI inflation of 2.3%, even though all salaries are indexed to inflation pursuant to the collective bargaining agreement. This was mainly due to the 2.5% reduction in headcount to 11,068 employees in December 2017, in line with the Bank’s strategy of reducing mid-upper level management levels and the sales force.

Administrative expenses increased 1.6% in the year ended December 31, 2017 compared to the corresponding period in 2016, mainly due to IT investments to develop the Bank’s digital platform, which is allowing the Bank to consolidate the branches and create efficiencies in the long term. In 2016, the Bank began to transform the branch network, adopting two main formats (i) a multi-segment approach with smaller branches that are multi-segment with dedicated spaces for the different business segments (Select, SME Advance, Banefe, etc.) and (ii) our WorkCafé spaces that are high tech / high touch branches with no human tellers or back offices. This was also accompanied by the closure of less efficient branches, especially in the Santander Banefe network, which were completely eliminated by year-end 2017. This has led to a 11.3% decrease in the number of branches in the period. The Bank has also been reducing the ATM network from 1,295 to 926. This reduction has mainly been for ATMs outside of branches and is leading to less expenses for security and the transportation of cash by 17.7%.

Depreciation and amortization expense increased 19.1% in 2017 compared to 2016 and totaled Ch$77,823 million. This expense is in line with the greater investments in software, hardware and other equipment that the Bank has invested in as it modernizes its branch network and systems. This has also led to an increase in impairment charges to Ch$5,644 million in 2017 compared to Ch$234 million in 2016 mainly related to obsolete fixed asset in remodeled branches.

Other operating expenses were Ch$68,413 million in 2017, a 0.7% decrease compared to 2016. This was mainly due to lower operational charge-offs. See “Note 35—Other Operating Income and Expenses” to our Audited Consolidated Financial Statements for more detail on Other operating expenses.

By business segment, the 2.6% increase in costs excluding impairment and other operating expenses in 2017 compared to the corresponding period in 2016 was mainly due a rise in cost in the Middle-market and GCB. Costs in the Middle-market segment grew 10.2% in 2017 compared to 2016 and 16.2% in the Corporate Investment banking segment in line with business growth in this segment, especially in transactional banking and cash management services that are intense in data processing.

In Retail banking costs grew 1.0% due to lower average headcount and saving from the closure of branches and ATMs as well as efficiencies produced by greater digital banking services.

Income tax

	Year ended December 31,			% Change	% Change
	2018	2017	2016	2018/2017	2017/2016
	(in millions of Ch$)
Net income before tax	766,837	720,280	587,463	6.5%	22.6%
Income tax expense	(167,144)	(145,031)	(109,031)	15.2%	33.0%
Effective tax rate(1)	21.8%	20.1%	18.6%

(1)	The effective tax rate is the income tax expense divided by net income before tax.

For the years ended December 31, 2018 and 2017. Total income tax expense by the Bank in 2018 totaled Ch$167,144 million, a 15.2% increase compared to 2017. The Bank paid an effective tax rate of 21.8% in 2018 compared to 20.1% in 2017. The higher effective tax rate was mainly due to:

(i)	the statutory corporate tax rate increased from 25.5% in 2017 to 27.0% in 2018; and

(ii)	the higher CPI inflation rate in 2018 compared to 2017, leading to a greater loss associated to the price level restatement for tax purposes. The Bank, in its Chilean tax book, must re-measure its capital each year for the variation in CPI inflation. See “Note 16—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

For the years ended December 31, 2017 and 2016. Total income tax expense by the Bank in 2017 totaled Ch$145,031 million, a 33.0% increase compared to 2016. The Bank paid an effective tax rate of 20.1% in 2017 compared to 18.6% in 2016. The higher effective tax rate was mainly due to:

(i)	the statutory corporate tax rate increased from 24.0% in 2016 to 25.5% in 2017. The statutory corporate tax rate rose to 27.0% in 2018; and

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

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. As of the date of the filing of this Annual Report, the Bank does not have significant purchase obligations. As of December 31, 2018, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2018	(in millions of Ch$)
Obligations under repurchase agreements	—	48,545	—	—	48,545	—	—	—	—	48,545
Checking accounts, time deposits and other time liabilities (1)	9,027,434	5,248,418	4,108,556	3,326,199	21,710,607	191,547	6,137	63,988	261,672	21,972,279
Financial derivatives contracts	—	131,378	120,361	349,551	601,290	495,789	471,185	949,464	1,916,438	2,517,728
Interbank borrowings	39,378	16,310	404,575	1,188,692	1,648,955	139,671	—	—	139,671	1,788,626
Issue debt instruments	—	71,465	39,267	745,830	856,562	2,431,849	1,549,743	3,277,079	7,258,671	8,115,233
Other financial liabilities (2)	179,681	934	2,412	22,844	205,871	9,261	92	176	9,529	215,400
Subtotal	9,246,493	5,517,050	4,675,171	5,633,116	25,071,830	3,268,117	2,027,157	4,290,707	9,585,981	34,657,811
Contractual interest payments (3)	4,918	82,292	158,760	812,920	1,058,890	1,156,262	1,110,918	1,537,385	3,804,565	4,863,455
Total	9,251,411	5,599,342	4,833,931	6,446,036	26,130,720	4,424,379	3,138,075	5,828,092	13,390,546	39,521,266

(1)	Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.

(2)	Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.

(3)	The table above includes future cash interest payments. For variable rate obligations, we assume the same rate as the last rate known. Various of the payment obligations in the table above are variable debt instruments, since they are denominated in UF, for which we have estimated a long-term inflation rate equal to 3%, which is at the center of the Central Bank’s long-term inflation target. No exclusions requiring further explanation have been made in this table.

Operational Leases

Certain bank premises and equipment are leased under various operating leases. Future minimum rental commitments as of December 31, 2018 under non-cancelable leases are as follows:

As of December 31, 2018
(in millions of Ch$)
Due within 1 year	25,702
Due after 1 year but within 2 years	24,692
Due after 2 years but within 3 years	22,439
Due after 3 years but within 4 years	19,574
Due after 4 years but within 5 years	17,250
Due after 5 years	63,945
Total	173,602

Other Commercial Commitments

As of December 31, 2018, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
(in millions of Ch$)
Performance guarantee	663,642	188,147	905,554	163,506	33,356	1,954,205
Foreign letters of credit confirmed	3,842	9,128	33,177	10,891	—	57,038
Letters of credit issued	12,469	110,970	54,015	45,937	29	223,420
Personal guarantees	22,128	63,230	41,637	6,628	—	133,623
Total other commercial commitments	702,081	371,475	1,034,383	226,962	33,385	2,368,286

Risk-Weighted Assets and Regulatory Capital

We currently have regulatory capital in excess of the minimum requirement under the current Chilean regulations. According to the General Banking Law, a bank is required to have regulatory capital of at least 8.0% of its risk-weighted assets, net of required loan loss allowances, and paid-in capital and reserves (i.e., core capital) of at least 3.0% of its total assets, net of required loan loss allowances. For these purposes, the regulatory capital of a bank is the sum of: (1) the bank’s core capital; (2) subordinated bonds issued by the bank valued at their placement price for an amount up to 50.0% of its core capital, provided that the value of the bonds is required to be decreased by 20.0% for each year that elapses during the period commencing six years prior to their maturity; and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk-weighted assets. Santander-Chile does not have goodwill, but if it did, this value would be required to be deducted from regulatory capital. When calculating risk weighted assets, we also include off-balance sheet contingent loans. The merger of Old Santander Chile and Santiago on August 1, 2002 required a special regulatory pre-approval of the SBIF (predecessor of the FMC), which was granted on May 16, 2002. The resolution granting this pre-approval imposed a regulatory capital to risk weighted assets ratio of 12.0% for the merged bank. This requirement was reduced to 11.0% by the SBIF effective January 1, 2005. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, and the nature of the assets and the existence of collateral securing such assets.

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of December 31, 2018 and 2017 as required by Chilean regulation.

	Consolidated assets as of		Risk-weighted assets(1)
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	(Ch$ million)
Asset Balance (Net of allowances)
Cash and deposits in bank	2,065,441	1,452,922	—	—
Unsettled transactions	353,757	668,145	105,421	300,302
Trading investments	77,041	485,736	10,704	25,031
Investments under resale agreements	—	—	—	—
Financial derivative contracts(2)	1,226,892	1,014,070	868,578	718,426
Interbank loans	15,065	162,599	15,064	162,598
Loans and accounts receivables from customers	29,470,370	26,747,542	25,403,426	23,102,177
Available-for-sale investments	2,394,323	2,574,546	172,859	147,894
Investments in other companies	32,293	27,585	32,293	27,585
Intangibles assets	66,923	63,219	66,923	63,219
Property, plant and equipment	253,586	242,547	253,586	242,547
Current taxes	—	—	—	—
Deferred taxes	382,934	385,608	38,293	38,561
Other assets	984,988	755,184	983,299	722,617
Off-balance sheet assets
Contingent loans	4,624,073	4,133,897	2,649,730	2,360,877
Total	41,947,686	38,713,600	30,600,176	27,911,834

			Ratio
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	(Ch$ million)		%	%
Core capital(3)	3,239,546	3,066,180	7.72	7.92
Regulatory capital(4)	4,101,664	3,881,252	13.40	13.91

(1)	As required by local regulations.

(2)	Derivatives are shown as required by Chapter 12-1 RAN of Chilean Bank GAAP guidelines

(3)	As a percentage of total assets.

(4)	As a percentage of risk weighted assets (BIS ratio).

Under the New General Banking Law, minimum capital requirements have increased in terms of amount and quality. Total Regulatory Capital remains at 8% of risk-weighted assets which includes credit, market and operational risk. Minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% may be Additional Tier 1 (AT1), either in the form of preferred shares or perpetual bonds, both of which may be convertible to common equity. The FMC will now establish the conditions and requirements for the issuance of perpetual bonds and preferred equity. Tier 2 capital is now set at 2% of risk-weighted assets. Additional capital demands are incorporated through a Conservation Buffer of 2.5% of risk-weighted assets, setting a Total Equity Requirement of 10.5% of risk-weighted assets. The BCCh may set an additional Counter Cyclical Buffer of up to 2.5% of risk-weighted assets with agreement from the FMC. Both buffers must be comprised of core capital.

The FMC, with agreement from the BCCh, may impose additional capital requirements for Systemically Important Banks (“SIB”) of between 1-3.5% of risk-weighted assets. Notably, the BCCh may require: (1) the addition of up to 2% to the core capital to total assets ratios; (2) a reduction in the technical reserve requirement trigger from 2.5 times regulatory capital to 1.5 times regulatory capital; and/or (3) a reduction in the interbank loan limit to 20% of regulatory capital of any SIB. While the FMC has not yet established the criteria to assess which banks will be considered SIBs, it is probable that we will be classified an SIB.

Financial Investments

As of January 1, 2018 the Bank adopted IFRS 9 as follows:

On initial recognition, financial assets and financial liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments not at fair value through profit or loss, transaction costs are directly attributable to the acquisition or issue of the financial asset or financial liability. After initial recognition, an entity shall measure a financial liability at amortized cost and an entity shall measure a financial asset at:

(a) Amortized cost

Financial assets that are held in a business model to collect the contractual cash flows and contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at amortized cost.

The effective interest method is used in the calculation of the amortized cost of a financial asset or a financial liability and in the allocation and recognition of the interest revenue or interest expense in profit or loss over the relevant period. The effective interest rate (“EIR”) is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortized cost of a financial liability.

(b) Fair value through other comprehensive income (FVOCI)

Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flow and selling, and that contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at FVOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognized in other comprehensive income, until the assets are sold. Upon disposal, the cumulative gain and losses in OCI are recognized in the income statement.

(c) Fair value through profit or loss (FVTPL)

Financial assets that do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial assets, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling.

Financial assets held for trading are recognized at fair value through profit or loss, likewise derivatives contracts for trading purposes.

(d) Equity instruments

For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognized in profit or loss. Gains or losses on derecognition of these equity instruments are not transferred to profit or loss.

Prior to January 1, 2018 the Bank classified financial instruments in accordance with IAS 39 as follows:

Financial assets are classified into the following specified categories: trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments (AFS)’ and ‘loans and accounts receivable from customers’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular purchases or sales of financial assets are recognized and derecognized on a trade basis. Regular way purchases or sales of financial assets require delivery of the asset within the time frame established by regulation or convention in the marketplace.

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

A financial asset is classified as held for trading if:

●	it has been acquired principally for the purpose of selling it in the near term; or

●	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or

●	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

●	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

●	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

●	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations’ line item.

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

Dividends on AFS equity instruments are recognized in profit or loss when the Bank’s right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and converted to Chilean pesos using the market rate. The foreign exchange gains and losses that are recognized in profit or loss are determined based on the amortized cost of the monetary asset.

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

a) Financial Assets Held For Trading / Trading Investments

	As of December 31,
	2018	2017	2016
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	22,947	272,272	158,686
Other Chilean Central Bank and government securities	48,211	209,370	237,325
Subtotal	71,158	481,642	396,011
Other Chilean Securities
Chilean corporate bonds	—	—	976
Subtotal	—	—	976
Foreign securities
Other foreign financial instruments	5,883	—	—
Subtotal	5,883	—	—
Investments in mutual funds	—	4,094	—
Subtotal	—	4,094	—

Total	77,041	485,736	396,987

b) Debt instruments at fair value through other comprehensive income (FVOCI) - under IFRS 9

As of December 31, 2018, the debt instruments at fair value through other comprehensive income (FVOCI) in accordance with IFRS 9 is as follows:

As of December 31,
2018
MCh$
Chilean central bank and government securities
Chilean central bank bonds	657,096
Chilean central bank notes	56,719
Other Chilean central bank and government securities	1,207,221
Subtotal	1,921,036
of which sold under repurchase agreement	16,109
Other Chilean securities
Time deposits in Chilean financial institutions	2,693
Mortgage finance bonds of Chilean financial institutions	19,227
Other instruments issued in the country	2,907
Subtotal	24,827
of which sold under repurchase agreement	32,436
Foreign financial securities
Foreign Central Banks and Government securities	280,622
Other foreign financial securities	167,838
Subtotal	448,460
of which sold under repurchase agreement	—
Total	2,394,323

Available-for-sale Instruments – under IAS 39

For periods prior to January 1, 2018, the Bank valued available for sale instruments in accordance with IAS 39.

	As of December 31,
	2017	2016
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	816,331	468,386
Chilean Central Bank notes	330,952	1,222,283
Other Chilean Central Bank and government securities	1,115,518	52,805
Subtotal	2,262,801	1,743,474

	As of December 31,
	2017	2016
	(in millions of Ch$)
Other Chilean Securities
Time deposits in Chilean financial institutions	2,361	893,000
Mortgage bonds of Chilean financial institutions	22,312	25,488
Chilean financial institution bonds	—	—
Chilean corporate bonds	—	—
Other Chilean securities	3,000	—
Subtotal	27,673	918,488
Foreign Financial Securities
Central Bank and Government Foreign Securities	132,822	387,146
Other Foreign financial securities	151,250	339,798
Subtotal	284,072	726,944
Total	2,574,546	3,388,906

c) Held-to-maturity

No financial investments were classified as held-to-maturity as of December 31, 2017 and 2016.

Analysis of investments

The following table sets forth an analysis of our investments as of December 31, 2018 by remaining maturity and the weighted average nominal rates of such investments.

As of December 31, 2018	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$, except rates)
Financial Assets Held For Trading / Trading Investments
Central Bank and Government Securities
Central Bank bonds	673	0.3	22,242	0.3	—	—	32	0.2	22,947	0.3
Central Bank notes	—	—	—	—	—	—	—	—	—	—
Central Bank and government securities	12,033	0.2	14,169	0.2	891	0.2	21,118	0.4	48,211	0.3
Subtotal	12,706		36,410		891		21,150		71,158
Other Chilean Securities
Time deposits in Chilean financial institutions	—	—	—	—	—	—	—	—	—	—
Mortgage bonds of Chilean financial institutions	—	—	—	—	—	—	—	—	—	—
Chilean financial institutions bonds	—	—	—	—	—	—	—	—	—	—
Chilean corporate bonds	—	—	—	—	—	—	—	—	—	—
Other Chilean securities	—	—	—	—	—	—	—	—	—	—
Subtotal	—		—		—		—		—
Foreign Financial Securities
Other foreign financial instruments	—	—	—	—	5,883	0.5	—	—	5,883	0.5
Subtotal	—		—		5,883		—		5,883
Investment in mutual funds
Mutual funds administered by related parties	—	—	—	—	—	—	—	—	—	—
Subtotal	—		—		—		—		—
Total	12,706		36,410		6,774		21,150		77,041

As of December 31, 2018	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$, except rates)
Debt instruments at FVOCI
Central Bank and Government Securities
Central Bank bonds	—	—	657,096	2.3	—	—	—	—	657,096	2.3
Central Bank notes	56,719	0.3	—	—	—	—	—	—	56,719	0.3
Central Bank and government securities	—	—	622,294	2.9	365,424	4.1	219,503	4.0	1,207,221	3.5
Subtotal	56,719		1,279,390		365,424		219,503		1,921,036
Other Chilean Securities
Time deposits in Chilean financial institutions	2,693	—	—	—	—	—	—	—	2,693	3.3
Mortgage bonds of Chilean financial institutions	40	3.9	2,711	4.0	13,377	3.5	3,100	3.9	19,227	3.7
Chilean financial institutions bonds	—	—	—	—	—	—	—	—	—	—
Chilean corporate bonds	—	—	—	—	—	—	—	—	—	—
Other Chilean securities	—	—	—	—	—	—	2,907	—	2,907	—
Subtotal	2,733		2,711		13,377		6,007		24,827
Other financial securities
Central Bank and Government Foreign Securities	—	—	103,310	—	177,312	—	—	—	280,622	—
Other Foreign financial securities	—	—	—	2.8	167,838	3.1	—	—	167,838	3.1
Subtotal	—		103,310		345,150		—		448,460
Total	59,452		1,385,411		723,951		225,510		2,394,323

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

The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO has determined that our liquidity portfolio must be comprised of cash plus assets that can be readily convertible into cash either through the Central Bank window, overnight deposits or instruments or the local secondary market. The management of the Bank’s liquidity portfolio is performed by the Financial Management Division under rules determined by the ALCO and based on classifications by the SBIF and the Bank’s management.

	December 31, 2018	December 31, 2017
	Ch$ million
Balance as of:
Trading Investments	77,041	485,736
Available-for-sale investments	2,394,323	2,574,546
Encumbered assets (net) (1)	(48,843)	(268,330)
Net cash (2)	149,321	(37,628)
Net interbank deposits (3)	967,095	768,595
Total liquidity portfolio	3,538,937	3,522,919

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(2)	Total cash minus reserve requirement of the Central Bank

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

	December 31, 2018	December 31, 2017
	Ch$ million
Average balance as of:
Financial investments for trading	259,654	457,546
Available-for-sale investments	2,690,184	2,562,753
Encumbered assets (net) (1)	(134,408)	(254,563)
Net cash (2)	109,757	(49,425)
Net interbank deposits (3)	613,259	1,025,280
Total liquidity portfolio	3,538,446	3,741,591

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

The Central Bank also requires us to comply with the following liquidity limits:

●	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our Shareholders’ equity. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2018 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 25.0%, thus resulting in our compliance.

●	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our Shareholders’ equity. At December 31, 2018 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 0.0%, as the Bank had more foreign currency assets than liabilities for the calculation of this limit.

●	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our Shareholders’ equity. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2018 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 39.4%, thus resulting in our compliance.

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

	Year ended December 31,
	2018	2017	2016
	Millions of Ch$
Net cash (used in) provided by operating activities	1,022,522	(416,357)	736,154

Our operating activities generated cash of Ch$1,022,522 million in 2018, mainly due to an increase in liquidity at the end of 2018 particularly from time deposits. This was compensated by strong loan growth during the year.

Our operating activities used cash of Ch$416,357 million in 2017. As loan growth was slower in 2017, we effectively managed our liabilities, decreasing our time deposits and other obligations with banks as well as partially repaying senior bonds, achieving a better cost of funding for the Bank.

	Year ended December 31,
	2018	2017	2016
	Millions of Ch$
Net cash (used in) provided by investment activities	(91,595)	(73,458)	(90,200)

In 2018, the Bank’s investment activities consumed cash in an amount of Ch$91,595 million due to the acquisition of fixed assets.

In 2017, the Bank’s investment activities consumed cash in an amount of Ch$73,458 million due to the acquisition of fixed assets and intangibles such as software.

	Year ended December 31,
	2018	2017	2016
	Millions of Ch$
Net cash used in financing activities	(423,611)	(330,645)	(336,659)

In 2018, 2017 and 2016, the net cash used in financing activities can be explained by the Bank’s annual dividend payment each year.

Deposits and Other Borrowings

The following table sets forth our average balance of liabilities for the years ended December 31, 2018, 2017, and 2016, in each case together with the related average nominal interest rates paid thereon.

	2018			2017			2016
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	117,885	0.3%	2.7%	117,305	0.3%	1.6%	116,339	0.3%	2.5%
Time deposits	13,154,916	35.3%	2.8%	13,146,520	37.0%	2.9%	13,620,848	38.6%	3.3%
Central Bank borrowings	4	0.0%	6.0%	6	0.0%	2.2%	871	—	3.4%
Repurchase agreements	291,913	0.8%	2.3%	294,368	0.8%	2.3%	121,875	0.3%	2.4%
Mortgage finance bonds	28,685	0.1%	8.0%	38,714	0.1%	7.0%	52,414	0.1%	8.1%
Other interest bearing liabilities	9,401,475	25.3%	4.8%	8,632,128	24.4%	4.0%	7,856,201	22.3%	5.0%
Subtotal interest-bearing liabilities	22,994,878	61.8%	3.6%	22,229,041	62.6%	3.3%	21,768,548	61.6%	3.7%

Non-interest bearing liabilities
Non-interest bearing deposits	6,763,546	18.2%		6,117,644	17.2%		5,753,622	16.3%
Derivatives	2,020,857	5.4%		2,175,063	6.1%		2,724,994	7.8%
Other non-interest bearing liabilities	2,170,906	5.8%		1,997,799	5.6%		2,156,015	6.1%
Shareholders’ equity	3,263,155	8.8%		3,001,680	8.5%		2,840,843	8.2%
Subtotal non-interest bearing liabilities	14,218,464	38.2%		13,292,186	37.4%		13,475,474	38.4%
Total liabilities	37,213,342	100.0%		35,521,227	100.0%		35,244,022	100.0%

Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 53.5% of our average total liabilities and shareholders’ equity in 2018. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at December 31, 2018, 2017, 2016, 2015 and 2014.

	2018	2017	2016	2015	2014
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	6,794,132	6,272,656	6,144,688	5,875,992	5,131,130
Other deposits and demand accounts	709,711	590,221	564,966	577,077	554,785
Other demand obligations	1,237,574	905,289	829,661	903,052	794,582
Subtotals	8,741,417	7,768,166	7,539,315	7,356,121	6,480,497
Time deposits and other time deposits
Time deposits	12,944,846	11,792,466	13,031,319	12,065,697	10,303,167
Time saving accounts	118,587	116,179	116,451	113,562	107,599
Other time deposits	4,386	5,300	3,939	3,508	3,174
Subtotals	13,067,819	11,913,945	13,151,709	12,182,767	10,413,940
Total deposits and other commitments	21,809,236	19,682,111	20,691,024	19,538,888	16,894,437

Maturity of Interest Bearing Deposits

The following table sets forth information regarding the currency and maturity of our interest bearing deposits as of December 31, 2018, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currencies	Total
Demand deposits	0.02%	0.16%	0.01%	0.03%
Savings accounts	0.02%	8.46%	0.00%	0.91%
Time deposits:
Maturing within 3 months	74.47%	33.50%	90.55%	71.47%
Maturing after 3 but within 6 months	18.50%	28.66%	7.68%	18.68%
Maturing after 6 but within 12 months	6.55%	13.97%	1.38%	6.90%
Maturing after 12 months	0.45%	15.24%	0.39%	2.00%
Total time deposits	99.96%	91.37%	99.99%	99.06%
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of our outstanding time as of December 31, 2018.

	Ch$	UF	Foreign Currencies	Total
	(in millions of Ch$)
Time deposits:
Maturing within 3 months	7,903,478	461,744	974,233	9,339,455
Maturing after 3 but within 6 months	1,963,659	395,139	82,634	2,441,432
Maturing after 6 but within 12 months	694,858	192,629	14,799	902,286
Maturing after 12 months	47,379	210,079	4,214	261,672
Total time deposits	10,609,374	1,259,591	1,075,880	12,944,845

Short-term Borrowings

The principal categories of our short-term borrowings are repurchase agreements and interbank borrowings. The table below presents the amounts outstanding at each year-end indicated and the weighted-average nominal interest rate for each such year by type of short-term borrowing.

	2018		2017		2016
	Balance	Weighted-Average Nominal Interest Rate	Balance	Weighted-Average Nominal Interest Rate	Balance	Weighted-Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	48,545	2.5%	268,061	2.5%	212,437	2.3%
Obligations with the Central Bank	—	—	5	3.0%	7	0.5%
Loans from domestic financial institutions	—	—	480	—	365,436	—
Foreign obligations	1,648,955	2.5%	1,477,318	1.6%	525,521	1.4%
Total short-term borrowings	1,697,500	2.5%	1,745,864	1.8%	1,103,401	1.2%

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	2018		2017		2016
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	291,913	2.3%	294,368	2.3%	121,875	2.4%
Obligations with the Central Bank	4	6.0%	6	2.2%	871	3.4%
Loans from domestic financial institutions	80	—	413	—	114,882	4.2%
Foreign obligations	1,462,975	2.3%	1,465,653	1.7%	1,435,395	1.1%
Total short-term borrowings	1,754,972	2.3%	1,760,440	1.8%	1,673,023	1.4%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2018 Month-End Balance	Maximum 2017 Month-End Balance	Maximum 2016 Month-End Balance
	(in millions of Ch$)
Obligations arising from repurchase agreements	345,927	526,826	212,437
Obligations with the Central Bank	5	6	22
Loans from domestic financial institutions	164,606	200,000	365,436
Foreign obligations	1,918,519	1,778,183	1,787,746
Total short-term borrowings	2,429,057	2,505,015	2,365,641

Total Borrowings

	As of December 31, 2018
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	—	—	—
Obligations under repurchase agreements	—	48,545	48,545
Mortgage finance bonds (b)	18,660	6,830	25,490
Senior bonds (c)	6,353,967	844,898	7,198,865
Mortgage bonds(d)	90,088	4,833	94,921
Subordinated bonds(e)	795,956	1	795,957
Borrowings from domestic financial institutions	—	—	—
Foreign borrowings(f)	139,671	1,648,955	1,788,626
Other obligations(g)	9,529	205,871	215,400
Total borrowings	7,407,871	2,759,933	10,167,804

	As of December 31, 2017
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	—	5	5
Obligations under repurchase agreements	—	268,061	268,061
Mortgage finance bonds (b)	25,788	8,691	34,479
Senior bonds (c)	5,849,594	337,166	6,186,760
Mortgage bonds(d)	94,681	4,541	99,222
Subordinated bonds(e)	773,189	3	773,192
Borrowings from domestic financial institutions	—	480	480
Foreign borrowings(f)	220,554	1,477,318	1,697,872
Other obligations(g)	29,205	212,825	242,030
Total borrowings	6,993,011	2,309,090	9,302,101

	As of December 31, 2016
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	—	7	7
Obligations under repurchase agreements	—	212,437	212,437
Mortgage finance bonds (b)	35,015	11,236	46,251
Senior bonds (c)	5,280,561	1,135,713	6,416,274
Mortgage bonds(d)	99,864	4,318	104,182
Subordinated bonds(e)	759,661	4	759,665
Borrowings from domestic financial institutions	—	356,436	356,436
Foreign borrowings(f)	1,025,404	525,521	1,550,925
Other obligations(g)	81,528	158,488	240,016
Total borrowings	7,282,033	2,404,160	9,686,193

(a) Credit lines for renegotiations of loans

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. The maturities of the outstanding amounts due are as follows:

	As of December 31, 2018	As of December 31, 2017
	(in millions of Ch$)
Due within 1 year	—	5
Total	—	5

(b)   Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

As of December 31, 2018
(in millions of Ch$)
Due within 1 year	6,830
Due after 1 year but within 2 years	5,946
Due after 2 years but within 3 years	5,034
Due after 3 years but within 4 years	3,997
Due after 4 years but within 5 years	2,480
Due after 5 years	1,203
Total mortgage finance bonds	25,490

(c)       Senior bonds

The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund assets with similar durations.

	As of December 31,
	2018	2017	2016
	(in millions of Ch$)
Senior Bonds in UF	4,095,741	3,542,006	3,588,373
Senior Bonds in U.S.$	1,094,267	1,045,465	909,354
Senior Bonds in CHF	386,979	268,281	568,549
Senior Bonds in Ch$	1,291,900	1,135,527	1,037,515
Current bonds in AUD	24,954	14,534	60,890
Santander bonds in JPY	191,598	126,059	179,426
Senior bonds in EUR	113,426	54,888	72,167
Total senior bonds	7,198,865	6,186,760	6,416,274

The maturities of these bonds are as follows:

As of December 31, 2018
(in millions of Ch$)
Due within 1 year	844,898
Due after 1 year but within 2 years	1,331,255
Due after 2 years but within 3 years	1,073,847
Due after 3 years but within 4 years	1,104,547
Due after 4 years but within 5 years	421,918
Due after 5 years	2,422,400
Total bonds	7,198,865

In 2018, the Bank issued bonds for UF 23,000,000; CLP 225,000,000,000; USD 70,000,000, EUR 66,000,000, AUD 20,000,000, CHF 115,000,000 and JPY 7,000,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
T1	UF	4,000,000	2	2.20%	01-02-2016	7,000,000	01-02-2020
T4	UF	4,000,000	3	2.35%	01-02-2016	8,000,000	01-08-2021
T11	UF	5,000,000	7	2.65%	01-02-2016	5,000,000	01-02-2025
T12	UF	5,000,000	7	2.70%	01-02-2016	5,000,000	01-08-2025
T15	UF	5,000,000	11	3.00%	01-02-2016	5,000,000	01-08-2028
Total	UF	23,000,000				30,000,000
P5	CLP	75,000,000,000	4	5.30%	05-03-2015	150,000,000,000	01-03-2022
U4	CLP	75,000,000,000	3 yr + 4m	ICP + 1.00%	10-01-2017	75,000,000,000	10-01-2022
U3	CLP	75,000,000,000	2 yr +7m	ICP + 1.00%	11-06-2018	75,000,000,000	11-06-2021
Total	CLP	225,000,000,000				300,000,000,000
USD	USD	50,000,000	10	4.17%	10-10-2018	50,000,000	10-10-2028
USD	USD	20,000,000	2	0.0369%	16-11-2018	20,000,000	16-11-2021
Total	USD	70,000,000				70,000,000
EUR	EUR	26,000,000	7	1.00%	04-05-2018	26,000,000	28-05-2025
EUR	EUR	40,000,000	12	1.78%	08-06-2018	40,000,000	15-06-2030
Total	EUR	66,000,000				66,000,000
AUD	AUD	20,000,000	5	3.56%	13-11-2018	20,000,000	13-11.2023
Total	AUD	20,000,000				20,000,000
CHF	CHF	115,000,000	5yr +3m	0.441%	21-09-2018	115,000,000	21-12-2023
Total	CHF	115,000,000				115,000,000
JPY	JPY	4,000,000,000	10yr + 6m	0.65%	13-07-2018	4,000,000,000	13-01-2029
JPY	JPY	3,000,000,000	5	56%	30-10-2018	3,000,000,000	30-10-2023
Total	JPY	7,000,000,000				7,000,000,000

(d)       Mortgage bonds

These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80.0% and a debt servicing ratio of the client lower than 20.0%. All outstanding mortgage bonds are UF denominated.

The maturities of our mortgage bonds are as follows:

	As of December 31,
	2018	2017
	(in millions of Ch$)

Due within 1 year	4,833	4,541
Due after 1 year but within 2 years	7,758	7,291
Due after 2 year but within 3 years	8,008	7,526
Due after 3 year but within 4 years	8,267	7,769
Due after 4 year but within 5 years	8,534	8,019
Due after 5 years	57,521	64,076
Total mortgage bonds	94,921	99,222

During 2018, the Bank has not placed any mortgage bonds.

(e)       Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2018	2017	2016
	(in millions of Ch$)
Subordinated bonds denominated in U.S.$	—	—	—
Subordinated bonds linked to the Ch$	1	3	4
Subordinated bonds linked to the UF	795,956	773,189	759,661
Total subordinated bonds	795,957	773,192	759,665

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2018
(in millions of Ch$)
Due within 1 year	1
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	795,956
Total subordinated bonds	795,957

During 2018, the Bank did not issue subordinated bonds.

(f)       Foreign borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of December 31, 2018
(in millions of Ch$)
Due within 1 year	1,648,955
Due after 1 year but within 2 years	139,671
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 5 years	—
Total loans from foreign financial institutions	1,788,626

(g)       Other obligations

Other obligations are summarized as follows:

As of December 31, 2018
Ch$ millions
Long term obligations
Due after 1 years but within 2 years	9,221
Due after 2 years but within 3 years	40
Due after 3 years but within 4 years	44
Due after 4 years but within 5 years	48
Due after 5 years	176
Long-term financial obligations subtotals	9,529
Short term obligations:
Amounts due to credit card operators	172,425
Acceptance of letters of credit	2,894
Other long-term financial obligations, short-term portion	30,552
Short-term financial obligations subtotals	205,871
Other financial obligations totals	215,400

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

The following table presents the Bank’s outstanding contingent loans as of December 31, 2018, 2017 and 2016:

	As of December 31,
	2018	2017	2016
	(in millions of Ch$)
Letters of credit issued	223,420	201,699	158,800
Foreign letters of credit confirmed	57,038	75,499	57,686
Performance guarantee	1,954,205	1,823,793	1,752,610
Personal guarantee	133,623	81,577	125,050
Total contingent liabilities	2,368,286	2,182,568	2,094,146
Lines of credit with immediate availability	8,997,650	8,135,489	7,548,820
Other irrevocable obligation	327,297	260,691	260,266
Total loan commitments	9,324,947	8,396,180	7,809,086
Totals	11,693,233	10,578,748	9,903,232

Asset and Liability Management

Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
	(in millions of Ch$)
Land and Buildings	35,369	27,592	26,567
Machinery, Systems and Equipment	28,438	26,278	30,965
Furniture, Vehicles, Other(1)	4,522	4,902	4,823
Total	68,329	58,772	62,355

(1)	Includes assets ceded under operating leases.

The increase in capital expenditures in 2018 is due acquisition of property in connection with our plans to extend our WorkCafé branch network. The closure of the Banefe branch network in 2017 resulted in the 2017 reduction in capital expenditures.

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

Foreign exchange gains or losses on foreign currency-denominated assets and liabilities are not included in interest income or expense. When a financial asset becomes credit-impaired and is, therefore, regarded as “Stage 3”, the Bank suspends the interest income recognition in the income statement. Similarly, trading and mark-to-market gains or losses on investments are not included in interest income or expense. Interest is not recognized on non-performing loans. Non-performing loans that are past-due for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is past-due (i.e., non-accrual loans) and restructured loans earning no interest.

Included in interbank deposits are checking accounts maintained in the Central Bank and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income. See Note 1—Summary of Significant Accounting Policies—(k) Recognizing Income and Expenses of our Audited Consolidated Financial Statements.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2018, 2017 and 2016.

	For the year ended December 31,
	2018			2017			2016
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Assets
Interest earning assets
Deposits in Central Bank
Ch$	451,805	5,930	1.3%	358,445	4,395	1.2%	341,040	5,396	1.6%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	451,805	5,930	1.3%	358,445	4,395	1.2%	341,040	5,396	1.6%
Financial investments (1)
Ch$	1,490,010	64,839	4.4%	1,626,073	91,945	5.7%	1,553,848	78,410	5.0%
UF	826,333	35,573	4.3%	250,729	8,894	3.5%	108,646	4,727	4.4%
Foreign currency	677,343	10,616	1.6%	919,711	13,077	1.4%	1,106,205	14,452	1.3%
Total	2,993,686	111,028	3.7%	2,796,513	113,916	4.1%	2,768,699	97,589	3.5%
Commercial Loans
Ch$	6,651,575	461,343	6.9%	6,117,872	468,181	7.7%	5,848,483	532,675	9.1%
UF	5,553,732	357,932	6.4%	5,074,723	284,831	5.6%	4,786,383	329,402	6.9%
Foreign currency	2,852,514	116,991	4.1%	2,937,416	94,914	3.2%	3,254,913	87,735	2.7%
Total	15,057,821	936,266	6.2%	14,130,010	847,926	6.0%	13,889,779	949,812	6.8%
Consumer loans
Ch$	4,288,778	585,064	13.6%	4,081,337	616,639	15.1%	3,858,386	542,597	14.1%
UF	19,517	1,470	7.5%	17,475	1,395	8.0%	21,015	1,821	8.7%
Foreign currency	55,440	0	0.0%	45,904	—	—%	39,458	—	—%
Total	4,363,735	586,534	13.4%	4,144,716	618,034	14.9%	3,918,859	544,418	13.9%
Mortgage loans
Ch$	6,826	106	1.5%	10,485	139	1.3%	15,180	964	6.4%
UF	9,497,908	597,548	6.3%	8,795,965	469,618	5.3%	8,234,264	535,128	6.5%
Foreign currency	—	—	0.0%	—	—	—%	—	—	—%
Total	9,504,734	597,654	6.3%	8,806,450	469,757	5.3%	8,249,444	536,092	6.5%
Interbank loans
Ch$	35,178	897	2.6%	37,188	969	2.6%	8,291	295	3.6%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	1	—	—%	2	—	—%
Total	35,178	897	2.6%	37,189	969	2.6%	8,293	295	3.6%
Investment Agreements to resell
Ch$	11,564	1,341	11.6%	417	927	222.2%	1,388	1,208	87.0%
UF	380	—	—%	340	13	3.8%	—	302	—%
Foreign currency	—	—	—%	—	—	—%	—	4	—%
Total	11,944	1,341	11.2%	757	940	124.2%	1,388	1,514	87.0%
Threshold (2)
Ch$	83,959	590	0.7%	85,882	321	0.4%	57,859	242	0.4%
UF	4	—	—%	4	—	—%	4	—	—%
Foreign currency	257,337	4,077	1.6%	235,091	2,190	0.9%	435,946	1,762	0.4%
Total	341,300	4,667	1.4%	320,977	2,511	0.8%	493,809	2,004	0.4%
Total interest earning assets
Ch$	13,019,695	1,120,110	8.6%	12,317,700	1,183,515	9.6%	11,684,475	1,161,787	9.9%
UF	15,897,874	992,523	6.2%	14,139,235	764,750	5.4%	13,150,312	871,380	6.6%
Foreign currency	3,842,64	131,684	3.4%	4,138,124	110,181	2.7%	4,836,524	103,953	2.1%
Total	32,760,203	2,244,317	6.9%	30,595,059	2,058,446	6.7%	29,671,311	2,137,120	7.2%

Non-interest earning assets
Cash
Ch$	622,469			632,208			686,449
UF	—			—			—
Foreign currency	122,178			120,832			98,052
Total	744,647			753,040			784,501
Allowance for loan losses
Ch$	(844,671)			(841,415)			(833,455)
UF	—			—			—
Foreign currency	(41)			(118)			(106)
Total	(844,712)			(841,533)			(833,561)
Fixed assets
Ch$	225,115			237,409			220,919
UF	—			—			—
Foreign currency	—			—			—
Total	225,115			237,409			220,919
Derivatives
Ch$	2,186,596			2,360,426			2,940,584
UF	—			—			—
Foreign currency	—			—			—
Total	2,186,596			2,360,426			2,940,584

	For the year ended December 31,
	2018			2017			2016
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Financial Investment (Trading)
Ch$	167,090			231,878			177,617
UF	92,164			260,526			122,113
Foreign currency	49,520			18,173			32,496
Total	308,774			510,577			332,226
Other assets
Ch$	1,345,349			1,276,197			1,246,306
UF	74,713			77,338			69,335
Foreign currency	412,657			552,715			812,400
Total	1,832,719			1,906,250			2,128,041
Total non-interest earning assets
Ch$	3,701,948			3,896,703			4,438,420
UF	166,877			337,864			191,448
Foreign currency	584,314			691,602			942,842
Total	4,453,139			4,926,169			5,572,710
Total assets
Ch$	16,721,643	1,120,110		16,214,403	1,183,515		16,122,895	1,161,787
UF	16,064,751	992,523		14,477,099	764,750		13,341,760	871,380
Foreign currency	4,426,948	131,684		4,829,725	110,181		5,779,366	103,953
Total	37,213,342	2,244,317		35,521,227	2,058,446		35,244,021	2,137,120

Liabilities And Share-Holders’ Equity

Interest bearing liabilities
Savings accounts
Ch$	1,830	5	0.3%	1,677	4	0.3%	1,503	4	0.3%
UF	116,055	3,130	2.7%	115,628	1,881	1.6%	114,836	2,949	2.6%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	117,885	3,135	2.7%	117,305	1,885	1.6%	116,339	2,953	2.5%
Time deposits
Ch$	9,792,164	289,990	3.0%	9,506,696	318,803	3.4%	9,545,050	387,566	4.1%
UF	1,133,420	45,401	4.0%	1,141,258	35,196	3.1%	1,299,866	54,320	4.2%
Foreign currency	2,229,332	28,581	1.3%	2,498,566	20,718	0.8%	2,775,932	9,873	0.4%
Total	13,154,916	363,972	2.8%	13,146,520	374,717	2.9%	13,620,848	451,759	3.3%
Central bank borrowings
Ch$	—	114	—%	—	64	—%	858	29	3.4%
UF	4	—	6.0%	6	—	2.2%	14	1	3.9%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	4	114	6.0%	6	64	2.2%	871	29	3.4%
Repurchase Agreements
Ch$	184,458	4,632	2.5%	254,006	5,676	2.2%	108,902	2,812	2.6%
UF	2	—	—%	—	—	—%	—	—	—%
Foreign currency	107,453	2,036	1.9%	40,362	1,076	2.7%	12,973	58	0.4%
Total	291,913	6,668	2.3%	294,368	6,752	2.3%	121,875	2,870	2.4%
Mortgage finance bonds
Ch$	—	—	—%	—	—	—%	—	—	—%
UF	28,685	2,305	8.0%	38,714	2,709	7.0%	52,414	4,258	8.1%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	28,685	2,305	8.0%	38,714	2,709	7.0%	52,414	4,258	8.1%
Other interest bearing liabilities
Ch$	1,305,791	81,616	6.3%	1,198,933	69,592	5.8%	857,325	100,810	11.8%
UF	4,778,773	278,362	5.8%	4,590,260	217,116	4.7%	3,903,076	238,721	6.1%
Foreign currency	3,316,911	93,777	2.8%	2,842,935	58,918	2.1%	3,095,800	54,356	1.8%
Total	9,401,475	453,755	4.8%	8,632,128	345,626	4.0%	7,856,201	393,886	5.0%
Total interest bearing liabilities
Ch$	11,284,243	376,357	3.3%	10,961,312	394,139	3.6%	10,513,637	491,220	4.7%
UF	6,056,939	329,198	5.4%	5,885,866	256,903	4.4%	5,370,205	300,249	5.6%
Foreign currency	5,653,696	124,394	2.2%	5,381,863	80,712	1.5%	5,884,705	64,286	1.1%
Total	22,994,878	829,949	3.6%	22,229,041	731,754	3.3%	21,768,547	855,755	3.9%

Non-interest bearing liabilities
Non-interest bearing demand deposits
Ch$	6,561,631			5,980,167			5,633,226
UF	47,091			41,129			39,075
Foreign currency	154,824			96,348			81,321
Total	6,763,546			6,117,644			5,753,622

	For the year ended December 31,
	2018			2017			2016
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Derivatives
Ch$	2,020,857			2,175,063			2,724,994
UF	—			—			—
Foreign currency	—			—			—
Total	2,020,857			2,175,063			2,724,994
Other non-interest bearing liabilities
Ch$	946,965			932,082			884,290
UF	405,225			301,516			339,168
Foreign currency	818,716			764,201			932,557
Total	2,170,906			1,997,799			2,156,015
Shareholders’ equity
Ch$	3,263,155			3,001,686			2,840,846
UF	—			—			—
Foreign currency	—			(6)			(4)
Total	3,263,155			3,001,680			2,840,843
Total non-interest bearing liabilities and shareholders’ equity
Ch$	12,792,608			12,088,998			12,083,356
UF	452,316			342,645			378,243
Foreign currency	973,540			860,543			1,013,875
Total	14,218,464			13,292,186			13,475,473
Total Liabilities and Share-Holders’ Equity
Ch$	24,076,851	376,357		23,050,311	394,139		22,596,993	491,220
UF	6,509,255	329,198		6,228,511	256,903		5,748,447	300,249
Foreign currency	6,627,236	124,394		6,242,406	80,712		6,898,580	64,286
Total	37,213,342	829,949		35,521,228	731,754		35,244,021	855,755

(1)   For the period ending December 31, 2018 this line item includes debt instruments at fair value through other comprehensive income according to IFRS 9. For previous years, this line item consists of available for sale instruments.

(2)   Threshold is the asset generated when we post collateral for a derivative with a counterparty that has negative mark-to-market for us. Some Central Security Depository agreements permit this collateral to generate interest at the overnight rate and this is the source of interest income associated with this asset.

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2018 compared to 2017 compared to 2016 and 2017 compared to 2016. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2017 to 2018 Due to Changes in			Increase (Decrease) from 2016 to 2017 Due to Changes in
	Volume	Rate	Net Change from 2017 to 2018	Volume	Rate	Net Change from 2016 to 2017
Assets
Interest earning assets
Deposits in Central Bank
Ch$	2,602	(1,067)	1,535	(125)	(876)	(1,001)
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	2,602	(1,067)	1,535	(125)	(876)	(1,001)
Financial investments
Ch$	(5,103)	(22,002)	(27,105)	1,928	11,606	13,534

	Increase (Decrease) from 2017 to 2018 Due to Changes in			Increase (Decrease) from 2016 to 2017 Due to Changes in
	Volume	Rate	Net Change from 2017 to 2018	Volume	Rate	Net Change from 2016 to 2017
UF	14,259	12,420	26,679	37,086	(32,919)	4,167
Foreign currency	(2,344)	(117)	(2,461)	(1,274)	(101)	(1,375)
Subtotal	6,812	(9,699)	(2,887)	37,740	(21,414)	16,326
Commercial loans
Ch$	9,466	(16,304)	(6,838)	14,979	(79,473)	(64,494)
UF	18,497	54,603	73,101	9,905	(54,476)	(44,571)
Foreign currency	4,021	18,057	22,077	3,908	3,271	7,179
Subtotal	31,984	56,356	88,340	28,792	(130,678)	(101,886)
Consumer loans
Ch$	18,807	(50,380)	(31,574)	27,099	46,942	74,041
UF	336	(262)	74	(269)	(157)	(426)
Foreign currency	—	—	—	—	—	—
Subtotal	19,143	(50,642)	(31,500)	26,830	46,785	73,615
Mortgage loans
Ch$	(23)	(11)	(33)	(198)	(627)	(825)
UF	24,165	103,766	127,930	16,697	(82,207)	(65,510)
Foreign currency	—	—	—	—	—	—
Subtotal	24,142	103,755	127,897	16,499	(82,834)	(66,335)
Interbank loans
Ch$	(18)	(53)	(71)	(1,391)	2,065	674
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	(18)	(53)	(71)	(1,391)	2,065	674
Investment under agreement to resell
Ch$	(25,888)	26,302	414	(961)	680	(281)
UF	1	(14)	(13)	—	(289)	(289)
Foreign currency	—	—	—	(2)	(2)	(4)
Subtotal	(25,887)	26,288	401	(963)	389	(574)
Threshold
Ch$	31	238	269	74	5	79
UF	—	—	—	—	—	—
Foreign currency	15,592	(13,705)	1,887	397	31	428
Subtotal	15,623	(13,467)	2,156	471	36	507
Total interest earnings assets
Ch$	(126)	(63,279)	(63,405)	41,405	(19,678)	21,727
UF	57,259	170,514	227,773	63,419	(170,048)	(106,629)
Foreign currency	17,268	4,235	21,503	3,030	3,198	6,228
Total	74,401	111,470	185,871	107,854	(186,528)	(78,674)
Liabilities and Shareholders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	1	—	1	—	—	—
UF	(3)	1,252	1,249	(1)	(1,067)	(1,068)
Foreign currency	—	—	—	—	—	—
Subtotal	(2)	1,252	1,250	(1)	(1,067)	(1,068)
Time deposits
Ch$	2,470	(31,282)	(28,812)	(521)	(68,242)	(68,763)
UF	(61)	10,265	10,204	(2,940)	(16,183)	(19,123)
Foreign currency	5,491	2,372	7,863	7,095	3,750	10,845
Subtotal	7,900	(18,645)	(10,745)	3,634	(80,675)	(77,041)

	Increase (Decrease) from 2017 to 2018 Due to Changes in			Increase (Decrease) from 2016 to 2017 Due to Changes in
	Volume	Rate	Net Change from 2017 to 2018	Volume	Rate	Net Change from 2016 to 2017
Central bank borrowings
Ch$	50	—	50	35	—	35
UF	—	—	—	—	—	(1)
Foreign currency	—	—	—	—	—	—
Subtotal	50	—	50	35	—	35
Repurchase agreements
Ch$	(47)	(997)	(1,044)	488	2,376	2,864
UF	—	—	—	(1)	—	(1)
Foreign currency	816	144	960	1,724	(706)	1,018
Subtotal	769	(853)	(84)	2,211	1,670	3,881
Mortgage finance bonds
Ch$	—	—	—	—	—	—
UF	(1,130)	726	(404)	(966)	(583)	(1,549)
Foreign currency	—	—	—	—	—	—
Subtotal	(1,130)	726	(404)	(966)	(583)	(1,549)
Other interest bearing liabilities
Ch$	4,659	7,366	12,025	22,760	(53,978)	(31,218)
UF	4,868	56,376	61,244	12,059	(33,663)	(21,604)
Foreign currency	115,986	(81,127)	34,859	2,991	1,571	4,562
Subtotal	125,513	(17,385)	108,128	37,810	(86,070)	(48,260)
Total interest bearing liabilities
Ch$	7,133	(24,915)	(17,782)	22,762	(119,843)	(97,081)
UF	3,676	68,619	72,295	8,151	(51,496)	(43,346)
Foreign currency	122,293	(78,611)	43,682	11,811	4,614	16,426
Total	133,102	(34,907)	98,195	42,724	(166,725)	(124,001)

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2018	2017	2016
	(in millions of Ch$)
Total average interest-earning assets
Ch$	13,019,695	12,317,700	11,684,475
UF	15,897,874	14,139,235	13,150,312
Foreign currencies	3,842,634	4,138,124	4,836,524
Total	32,760,203	30,595,059	29,671,311
Net interest earned (1)
Ch$	743,753	789,376	670,567
UF	663,325	507,847	571,131
Foreign currencies	7,290	29,469	39,667
Total	1,414,368	1,326,692	1,281,365
Net interest margin (2)
Ch$	5.7%	6.4%	5.7%
UF	4.2%	3.6%	4.3%
Foreign currencies	0.2%	0.7%	0.8%
Total	4.3%	4.3%	4.3%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated.

	Year ended December 31,
Ch$ million	2018	2017	2016
Net income	599,693	575,249	478,432
Net income attributable to shareholders	595,333	562,801	476,067
Average total assets	37,213,342	35,521,228	35,244,021
Average equity	3,263,155	3,001,680	2,840,843
Net income as a percentage of:
Average total assets	1.6%	1.6%	1.4%
Average equity	18.4%	19.2%	16.8%
Average equity as a percentage of:
Average total assets	8.8%	8.5%	8.1%
Cash dividend (1)	357,757	423,611	330,646
Dividend payout ratio, based on net income attributable to shareholders (1)	60.1%	75.3%	69.0%

(1)	Cash dividends for each year are declared and approved by shareholders at the annual shareholders’ meeting in the following the year. As of March 15, 2019 the 2018 dividend has been proposed by the Board to the shareholders but not yet approved.

Dividends declared at the annual shareholders’ meeting of each year correspond to the Bank’s earnings of the previous year. The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year paid	Dividend Ch$ millions (1)	Dividend U.S.$ millions (2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)	% over earnings (6)
2015	330,198	540.4	1.75	1.15	60	58
2016	336,659	503.7	1.79	1.07	75	75
2017	330,646	496.5	1.75	1.05	70	69
2018	423,611	702.32	2.25	1.49	75	75

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP.

(6)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under IFRS.

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

	As of December 31,
	2018 (1)	2017	2016	2015	2014
	(in millions of Ch$)
Commercial Loans:
Commercial loans	11,148,859	9,990,656	9,853,657	8,985,452	8,324,949
Foreign trade loans	1,752,437	1,574,513	1,829,904	2,152,570	1,786,232
Checking account debtors	215,162	195,696	179,468	234,723	266,231
Factoring transactions	380,983	449,890	296,751	275,647	327,841
Leasing transactions	1,443,724	1,457,004	1,485,123	1,534,192	1,489,384
Other loans and accounts receivable	244,979	240,883	222,562	143,775	135,663
Subtotal	15,186,144	13,908,642	13,867,465	13,326,359	12,330,300

Mortgage loans:
Mortgage finance bond backed loans	17,426	24,060	32,579	134,105	116,150
Mortgage mutual loans	108,536	115,078	119,934	44,028	57,356
Other mortgage mutual loans	10,025,019	8,957,757	8,466,843	7,634,717	6,458,525
Subtotal	10,150,981	9,096,895	8,619,356	7,812,850	6,632,031

Consumer loans:
Installment consumer loans	3,189,670	2,910,742	2,722,365	2,469,646	2,320,775
Credit card loans	1,417,152	1,364,980	1,448,118	1,434,609	1,362,587
Consumer leasing contracts	4,157	4,715	5,117	5,460	5,270
Other consumer loans	265,310	277,255	271,203	240,956	229,743
Subtotal	4,876,289	4,557,692	4,446,803	4,150,671	3,918,375

Subtotal Loans to customers	30,213,414	27,563,229	26,933,624	25,289,880	22,880,706

Interbank loans (2)	—	162,685	272,807	10,877	11,943

Total	30,213,414	27,725,914	27,206,431	25,300,757	22,892,649
(1)	Loans as of December 31, 2018 are loans at amortized cost in accordance with IFRS 9. See “Note 9— Loans and Account Receivable at Amortized Cost – under IFRS 9” of our Audited Consolidated Financial Statements.

(2)	Interbank loans for December 31, 2018 are included within commercial loans.

At December 31, 2018, the Bank had some loans measured at fair value through other comprehensive income according to IFRS 9 as follows:

	Stage 1	Stage 2	Stage 3	Total
	Individual	Individual	Individual
Gross carrying amount at January 1, 2018	107,998	—	—	107,998
Transfers to stage 2	(6,697)	6,697	—	—
Net changes on financial assets	(40,754)	(1,821)	—	(42,575)
Foreign Exchange adjustments	3,198	73	—	3,271
At December 31, 2018	63,745	4,949	—	68,694

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

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans at amortized cost as of December 31, 2018.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total balance as of December 31, 2018
	(in millions of Ch$)
General commercial loans (1)	4,855,960	3,739,606	2,553,293	11,148,859
Foreign trade loans	1,663,819	79,844	8,774	1,752,437
Leasing contracts	321,824	725,367	396,533	1,443,724
Other outstanding loans	759,786	41,617	39,721	841,124

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total balance as of December 31, 2018
	(in millions of Ch$)
Subtotal commercial loans	7,601,389	4,586,434	2,998,321	15,186,144
Residential loans backed by mortgage bonds	5,218	11,652	556	17,426
Other residential mortgage loans	533,418	1,958,045	7,642,092	10,133,555
Subtotal residential mortgage loans	538,636	1,969,697	7,642,648	10,150,981
Consumer loans	2,597,358	2,154,507	124,424	4,876,289
Total loans at amortized cost	10,737,383	8,710,638	10,765,393	30,213,414

(1)	Interbank loans for December 31, 2018 are included within commercial loans in accordance with disclosures for IFRS 9. See “Note 9— Loans and Account Receivable at Amortized Cost – under IFRS 9” of the Audited Consolidated Financial Statements.

The following tables present the total amount of loans due after one year that have fixed and variable interest rates as of December 31, 2018. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.”

As of December 31, 2018
(in millions of Ch$)
Variable Rate
Ch$	—
UF	1,569,870
Foreign currencies	—
Subtotal	1,569,870
Fixed Rate
Ch$	4,634,456
UF	12,398,564
Foreign currencies	873,141
Subtotal	17,906,161
Total	19,476,031

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

As of December 31, 2018, loans by economic activity according to IFRS 9 are listed below:

	Total loans at amortized cost			Total	% of
As of December 31, 2018	Stage 1	Stage 2	Stage 3		Total
		Ch$ Million			Loans
Commercial loans
Manufacturing	992,786	92,931	54,048	1,139,765	3.8%
Mining	182,342	21,821	4,585	208,748	0.7%
Electricity, gas, and water	384,288	22,365	2,279	408,932	1.4%
Agriculture and livestock	934,199	166,271	100,781	1,201,251	4.0%
Forest	120,371	9,402	14,115	143,888	0.5%
Fishing	238,348	11,104	3,569	253,021	0.8%
Transport	716,493	55,011	37,802	809,306	2.7%
Communications	178,215	30,407	7,222	215,844	0.7%
Construction(*)	723,600	88,691	93,747	906,038	3.0%
Commerce	2,950,517	189,623	199,924	3,340,064	11.1%
Services	1,771,595	81,159	12,915	1,865,669	6.2%
Other	4,120,052	331,471	242,094	4,693,617	15.5%

Subtotal	13,312,806	1,100,255	773,083	15,186,144	50.3%

Mortgage loans	9,258,962	447,496	444,523	10,150,981	33.6%

Consumer loans	4,341,740	249,039	285,510	4,876,289	16.1%

Total loans at amortized cost	26,913,508	1,796,790	1,503,115	30,213,414	100.0%

(*) In 2018, we improved the classification of our construction loans, reassigning loans for real estate investment companies to the Services category.

As of December 31, 2017, 2016, 2015 and 2014 loans by economic activity is reported according to IAS 39.

	Domestic loans (*) as of December 31,				Foreign interbank loans (**) as of December 31,
	2017	2016	2015	2014	2017	2016	2015	2014
	(in millions of Ch$)				(in millions of Ch$)
Commercial loans
Manufacturing	1,218,232	1,180,886	1,171,830	1,126,268	—	—	—	—
Mining	302,037	340,554	510,467	428,847	—	—	—	—
Electricity, gas and water	336,048	442,936	454,456	567,548	—	—	—	—
Agriculture and livestock	1,114,597	1,096,659	1,019,922	871,247	—	—	—	—
Forestry	98,941	96,806	96,069	98,039	—	—	—	—
Fishing	215,994	296,592	344,496	256,818	—	—	—	—
Transport	697,948	787,510	876,329	758,339	—	—	—	—
Communications	168,744	196,934	160,135	167,004	—	—	—	—
Construction	1,977,417	1,792,485	1,462,535	1,365,841	—	—	—	—
Commerce	3,131,870	3,120,400	3,050,663	2,773,410	162,685	272,733	10,827	11,899
Services	467,747	482,900	483,516	469,141	—	—	—	—
Other	4,179,067	4,032,877	3,695,991	3,447,842	—	—	—	—
Subtotals	13,908,642	13,867,539	13,326,409	12,330,344	162,685	272,733	10,827	11,899
Mortgage loans	9,096,895	8,619,356	7,812,850	6,632,031	—	—	—	—
Consumer loans	4,557,692	4,446,803	4,150,671	3,918,375	—	—	—	—
Total	27,563,229	26,933,698	25,289,930	22,880,750	162,685	272,733	10,827	11,899

(*)	Includes domestic interbank loans for Ch$0 million as of December 31, 2018, see “Note 9—Loans and Account Receivable at Amortized Cost – under IFRS 9” of the Audited Consolidated Financial Statements.

(**)	Includes foreign interbank loans for Ch$162,685 million as of December 31, 2018, see “Note 9—Loans and Account Receivable at Amortized Cost – under IFRS 9” of the Audited Consolidated Financial Statements.

	Total loans as of December 31,				% of total loans as of December 31,
	2017	2016	2015	2014	2017	2016	2015	2014
	(in millions of Ch$)
Commercial loans
Manufacturing	1,218,232	1,180,886	1,171,830	1,126,268	4.4%	4.34%	4.63%	4.92%
Mining	302,037	340,554	510,467	428,847	1.1%	1.25%	2.02%	1.87%
Electricity, gas and water	336,048	442,936	454,456	567,548	1.2%	1.63%	1.80%	2.48%
Agriculture and livestock	1,114,597	1,096,659	1,019,922	871,247	4.0%	4.03%	4.03%	3.81%
Forestry	98,941	96,806	96,069	98,039	0.4%	0.36%	0.38%	0.43%
Fishing	215,994	296,592	344,496	256,818	0.8%	1.09%	1.36%	1.12%
Transport	697,948	787,510	876,329	758,339	2.5%	2.89%	3.46%	3.31%
Communications	168,744	196,934	160,135	167,004	0.6%	0.72%	0.63%	0.73%
Construction	1,977,417	1,792,485	1,462,535	1,365,841	7.1%	6.59%	5.78%	5.97%
Commerce	3,294,555	3,393,133	3,061,490	2,773,410	11.9%	12.47%	12.10%	12.17%
Services	467,747	482,900	483,516	469,141	1.7%	1.77%	1.91%	2.05%
Other	4,179,067	4,032,877	3,695,991	3,447,842	15.1%	14.84%	14.61%	15.06%
Subtotals	14,071,327	14,140,272	13,337,236	12,330,344	50.8%	51.98%	52.71%	53.92%
Mortgage loans	9,096,895	8,619,356	7,812,850	6,632,031	32.8%	31.68%	30.88%	28.99%
Consumer loans	4,557,692	4,446,803	4,150,671	3,918,375	16.4%	16.34%	16.41%	17.17%
Total	27,725,914	27,206,431	25,300,757	22,880,750	100.0%	100.00%	100.00%	100.00%

Foreign Assets and Loans

Santander-Chile’s Asset and Liability Committee, or ALCO, is responsible for determining the maximum foreign country exposure the Bank is permitted to have. The ALCO has determined that the total foreign country exposure cannot be greater than 1-time regulatory capital. To determine this, each country is classified using a ranking system from 1 to 6 based on the definition promulgated by the SBIF, in which the main consideration is the international rating of each country. The ALCO has also set a higher limit if the foreign exposure is to related parties. As of December 31, 2018, the Bank’s foreign exposure, including the estimate of counterparty risk in our derivatives portfolio, was U.S.$1,463 million, or 2.6% of our assets. For more information please see Note 39 of our Audited Consolidated Financial Statements.

Below, there are additional details regarding our exposure to countries in category 2 and 3, the riskiest categories we have exposure to as of December 31, 2018 considering fair value of derivative instruments. In this category China is the largest exposure and is also broke down below.

Country	Classification (1)	Derivative Instruments (adjusted to market)	Deposits	Loans	Financial Investments	Total Exposure
		US$ Mn	US$ Mn	US$ Mn	US$ Mn	US$ Mn
Colombia	2	100.41	0	0.06	—	100.47
Italy	2	—	6.25	0.46	—	6.71
Mexico	2	—	0.04	—	—	0.04
Panama	2	0.56	—	—	—	0.56
Peru	2	2.26	—	—	—	2.26
China	2	—	—	3.72	—	3.72
Turkey	3	—	—	4.94	—	4.94
Total		103.23	6.29	9.18	—	118.7

(1)	Corresponds to country’s classification established in Chapter B-6 of the Compendium of Accounting Standards issued by the SBIF.

Our exposure to Grupo Santander is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted) USD Mn	Deposits USD Mn	Loans USD Mn	Financial Investments USD Mn	Total Exposure USD Mn
Banco Santander Spain*	Spain	1	216.65	332.83	—	—	549.48
Banco Santander London SA	UK	1	25.93	—	—	—	25.93
Santander UK PLC	UK	1	—	0.9	—	—	0.9
Banco Santander Mexico SA	Mexico	2	—	0.04	—	—	0.04
Total			242.58	333.77	—	—	576.35

*	We have included our exposure to Santander branches in New York and Hong Kong as exposure to Spain.

The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, there is no credit exposure.

As of December 31, 2018, we had no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.

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

The Board has delegated the duty of credit risk management to the Risk Committee, as well as to the Bank’s risk departments, whose roles are summarized below:

●	Verify compliance with the strategic objectives of the group, depending on both assumed and potential risk, and alerting management to such risks.

●	Propose the primary metrics for risk appetite framework.

●	Review the level of compliance with regulatory provisions and recommendations issued by the Local and External Supervisors, ensuring their implementation on the stipulated dates.

●	Analyze with a comprehensive vision, the map of recommendations and incidents formulated by the different control instances (SBIF, FMC, DAI and External Audit) in order to identify the main risks involved.

●	Review the risk benchmark analysis, and from its results, identify and propose “best practices” or corrective / preventive actions, ensuring their proper implementation.

●	Review the adequate management of risks by the management areas, formulating where appropriate, the mitigation actions in accordance with the policies approved by the Board.

●	Monitoring, analysis and control of the limits defined in the Risk Framework (basic and complementary metrics) and the key credit risk indicators of each zone, segment or product, identifying possible sources of concern.

●	Analyze the relevant aspects of the risk (exogenous variables), which could eventually materialize in possible losses for the business (emerging risks).

●	Analyze and propose eventual changes in the policies and procedures used by the Bank for the administration, control and management of risks, when inconsistencies or vulnerabilities are verified.

●	Encourage compliance by the Bank with the best corporate governance practices in risk management.

●	Pre-review the documents of type 0 and 1 (Frames and Models) that were defined in the Approval Hierarchy model, which must then be approved in the Directory.

●	Perform, according to the calendar proposed by the Risk Department or on request, the sectoral analyzes considered relevant.

●	Review of risks in terms of Risk Compliance and Reputational Risk

●	Any other task that the Board deems necessary.

The following diagram illustrates the governance of our credit risk division including the committees with approval power:

Role of Santander Spain’s Global Risk Department: Credit Risk

In matters regarding Credit Risk, Santander Spain’s Global Risk Department has the following role:

●	All credit risks greater than U.S.$40 million (U.S.$60 million for financial institutions), after being approved locally, are reviewed by Santander Spain. This additional review ensures that no global exposure limit is being breached.

●	In standardized risks, the consumer and mortgage scoring models are developed locally but are reviewed and approved by Santander Spain’s Global Risk Department.

●	For each scoring model, a monthly Risk Report is prepared, which is reviewed locally and is also sent to Santander Spain’s Global Risk Department. This report includes the evolution of basic credit risk parameters such as loan amounts, non-performance, charge-offs and provisions.

●	Monthly, the Controller of the Risk Department sends a report to Santander Spain’s Global Risk Department covering all the main indicators regarding credit risk and the evolution of credit risk as compared to the budgeted levels.

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

Credit Approval: Loans approved on a group basis

The majority of loans to individuals and small and mid-sized companies are approved by the Standardized Risk Area through an automated credit scoring system. This system is decentralized, automated and based on multiple parameters, including demographic and information regarding credit behavior from external sources and the FMC.

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

Impairment assessment (policy applicable from January 1, 2018)

In accordance with the requirements of IFRS 9 the Bank has developed a new credit risk model, applicable from January 1, 2018.

a.	Definition of default and cure

The Bank considers a financial instrument defaulted and therefore Stage 3 for ECL calculations in all cases when the borrower becomes 90 days past due on its contractual payments.

As a part of a qualitative assessment of whether a customer is in default, the Bank also considers a variety of instances that may indicate unlikeliness to pay. Such events include:

●	Internal rating of the borrower indicating default or near-default;

●	The borrower requesting emergency funding from the Bank;

●	The borrower having past due liabilities to public creditors or employees;

●	The borrower is deceased;

●	A material decrease in the underlying collateral value where the recovery of the loan is expected from the sale of the collateral;

●	A material decrease in the borrower’s turnover or the loss of a major customer;

●	A covenant breach not waived by the Bank;

●	The debtor (or any legal entity within the debtor’s group) filing for bankruptcy application/protection; and/or

●	Debtor’s listed debt or equity suspended at the primary exchange because of rumors or facts about financial difficulties.

It is the Bank’s policy to consider a financial instrument as “cured” and therefore re-classified out of Stage 3 when none of the default criteria have been present for at least twelve consecutive months (and 24 months for special vigilance operations). The decision whether to classify an asset as Stage 2 or Stage 1 once cured depends on the updated credit grade at the time of the cure, and whether this indicates there has been a significant increase in credit risk compared to initial recognition.

b.	Internal rating and PD estimation

The Bank’s Credit Risk Department operates internal rating models. The models incorporate both qualitative and quantitative information, in addition to borrower-specific information, utilize supplemental external information that could affect the borrower’s behavior. The internal credit grades are assigned based on our internal scoring policy. PDs are then adjusted for IFRS 9 ECL calculations to incorporate forward-looking information and the IFRS 9 Stage classification of the exposure. In relation to the credit quality of the investment portfolio, local regulations specify that banks are able to hold only local and foreign fixed–income securities with certain exceptions. Additionally, Banco Santander-Chile has internal policies to ensure that only securities approved by the Market Risk department, which are listed in an internal document entitled “APS” – Products and underlying Approval, are acquired. The Credit Risk Department sets the exposure limits to the approved securities. The APS is updated on a daily basis.

As of December 31, 2018, 99% our total investment portfolio corresponds to securities issued by the Chilean Central Bank and US treasury notes.

c.	Exposure at default

The exposure at default (EAD) represents the gross carrying amount of the financial instruments subject to the impairment calculation, addressing both the client’s ability to increase its exposure while approaching default and potential early repayments too.

To calculate the EAD for a Stage 1 loan, the Bank assesses the possible default events within 12 months for the calculation of the 12mECL. However, if a Stage 1 loan that is expected to default in the 12 months from the balance sheet date and is also expected to cure and subsequently default again, then all linked default events are taken into account. For Stage 2, Stage 3 the exposure at default is considered for events over the lifetime of the instruments.

d.	Loss given default

The credit risk assessment is based on a standardized LGD assessment framework that results in a certain LGD rate. These LGD rates take into account the expected EAD in comparison to the amount expected to be recovered or realized from any collateral held.

The Bank segments its retail lending products into smaller homogeneous portfolios (evaluated collective), based on key characteristics that are relevant to the estimation of future cash flows. The applied data is based on historically collected loss data and involves a wider set of transaction characteristics (e.g., product type, wider range of collateral types) as well as borrower characteristics.

Further recent data and forward-looking economic scenarios are used in order to determine the IFRS 9 LGD rate for each group of financial instruments. Under IFRS 9, LGD rates are estimated for the Stage 1, Stage 2, Stage 3 IFRS 9 segment of each asset class. The inputs for these LGD rates are estimated and, where possible, calibrated through back testing against recent recoveries. These are repeated for each economic scenario as appropriate.

e.	Significant increase in credit risk (SICR)

The Bank continuously monitors all assets subject to ECLs. In order to determine whether an instrument or a portfolio of instruments is subject to a 12-month ECL or Lifetime ECL, the Bank assesses whether there has been a significant increase in credit risk since initial recognition.

The Bank also applies a secondary qualitative method for triggering a significant increase in credit risk for an asset, such as moving a customer/facility to the watch list (Special vigilance). The Bank may also consider that events explained in letter a) above are a significant increase in credit risk as opposed to a default. Regardless of the change in credit grades, if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial recognition.

When estimating ECLs on a collective basis for a group of similar assets, the Bank applies the same principles for assessing whether there has been a significant increase in credit risk since initial recognition.

Quantitative criteria for SICR Stage 2:

The quantitative criteria is used to identify where an exposure has increased in credit risk and it is applied based on whether an increase in the lifetime PD since the recognition date exceeds the threshold set in absolute terms. The following formula is used to determine such threshold:

Threshold = Lifetime PD (at reporting date) – Lifetime PD (at origination)

Collectively assessed				Individually assessed
Mortgages	Other loans	Revolving (Credit cards)	Collectively assessed SME	Individually assessed SME	Middle market	Corporate and Investment Banking
45%	42%	42%	42%	60%	50%	Santander Group criteria

There is also a relative threshold of 100% of all portfolios with the exception of the Corporate and Investment Banking Portfolio.

Qualitative criteria for SICR Stage 2:

The qualitative criteria is based on the existence of evidence that leads to an automatic classification of financial instruments in Stage 2 - mainly 30 days overdue and restructured. Thresholds of SICR are calibrated based on the average ECL of exposures that are 30 days overdue or with a level of credit risk considered to be “significant”.

Collectively assessed				Individually assessed
Mortgages	Other loans	Revolving (Credit cards)	Collectively assessed SME	Individually assessed SME	Middle market	Corporate and Investment Banking
Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days
Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring
				Clients that are considered to be substandard or in incompliance (pre-legal action)	Clients that are considered to be substandard or in incompliance (pre-legal action)	Clients that are considered to be substandard or in incompliance (pre-legal action)

These thresholds are defined by the Model Committee and the Integral Risk Committee, and are evaluated annually with updates made depending on impacts and definitions of the risk models associated to each portfolio.

f.	Grouping financial assets measured on a collective basis

The Bank calculates ECLs either on a collective or an individual basis.

The Bank evaluates on an individual basis commercial loans that are greater than Ch$400 million (US$240,000), while smaller commercial loans, mortgage loans and consumer loans are grouped into homogeneous portfolios, based on a combination of internal and external characteristics.

g.	Modified loans

When a loan measured at amortized cost has been renegotiated or modified but not derecognized, the Bank must recognize the resulting gains or losses as the difference between the carrying amount of the original loans, and modified contractual cash flows discounted using the EIR before modification.

If the modification does not result in derecognition, then the subsequent assessment of whether there is a significant increase in credit risk is made comparing the risk at the reporting date based on the modified contractual term and the risk at initial recognition based on the original, unmodified contractual term.

If the modification results in derecognition, then the modified asset is considered to be a new asset. Accordingly, the date of modification is treated as the date of initial recognition for the purposes of the impairment requirements.

h.	Collateral and other credit enhancement

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are in place covering the acceptability and valuation of each type of collateral.

The main types of collateral obtained are, as follows:

●	For securities lending and reverse repurchase transactions, cash or securities

●	For corporate and small business lending, charges over real estate properties, inventory and trade receivables and, in special circumstances, government guarantees

●	For retail lending, mortgages over residential properties

According to the Bank’s policy when an asset (such as real estate) is repossessed it is transferred to assets held for sale at its fair value less cost to sell as a non-financial asset at the repossession date.

Impairment assessment (under IAS 39)

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

Estimated Incurred Loan Loss = Loan Loss Allowance

The estimated incurred loss is obtained by multiplying all risk factors defined in the following equation:

EIL= EXP x PNP x SEV

●	EIL = Estimated Incurred Loan Loss. The estimated incurred loan loss is how much could be lost in the event a debtor does not perform the obligations under the loan.

●	EXP = Exposure. This corresponds to the value of commercial loans.

●	PNP = Probability of Non-Performance. This variable, expressed as a percentage, indicates the probability that a debtor will default. This percentage is associated with the internal rating that we give to each debtor, which is determined by analyzing such parameters as debt servicing capacity.

●	SEV = Severity. This is the effective loss rate given default for debtors in the same segment, which is determined statistically based on the historical effective losses for us for each segment.

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

The following diagrams set forth the allowances required by our current models for consumer loans:

Santander:

Bank	Loan type		Allowance Level(1) (Loss rate)

Consumer	Performing	New clients		Existing clients	Banefe (3)
		0.53% -19.75%		0.05%-11.92%	0.13%-18.67%

	Renegotiated consumer loans which were less than 90 days past due at the time of renegotiation (2)		3.66%-30.40%		10.19%-43.71%

	Renegotiated consumer loans which were more than 90 days past due at the time of renegotiation (2)		41.50%-100%		51,11%-100%

	Non-performing	Days Past Due	New Clients	Existing Clients	Previously Renegotiated Bank	Previously Renegotiated Banefe (3)
		90-120	31.78%	31.78%	41.50%	51.11%
		120-150	51.17%	51.17%	60.15%	66.65%
		150-180	59.98%	59.98%	68.86%	78.50%
		>180		Charged-off

(1)	Percentage of loans outstanding

(2)	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

(3)	Banefe was the brand aimed at the lower end of the consumer market and for which there are still loans outstanding.

There are two renegotiated categories in our consumer loan portfolio:

1.	Renegotiated Consumer which were less than 90 days past due at the time of renegotiation. The allowance for loan loss percentages (or loss rates) are assigned based on eight different risk profiles which are determined based on demographic and payment behavior variables.

2.	Renegotiated Consumer which were more than 90 days past due at the time of renegotiation. The loss rates are assigned based on four different risk profiles which are determined based on the number of days overdue at the time of renegotiation:

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

The following table sets forth the required loan loss allowance for residential mortgage loans:

Bank	Loan type	Allowance Level(1) (Loss rate)

Residential mortgage	Performing	Bank (excl Select)		Santander Select
		0.00%-5.18%		0.00%-3.88%

	Renegotiated mortgage loans which were less than 90 days past due at the time of renegotiation (2)	0.16%-8.37%

	Renegotiated mortgage loans which were more than 90 days past due at the time of renegotiation (2)	5.58%-26.25%

	Non-performing mortgage	Loan to Value
		0-60	5.58%
		60-80	8.48%
		80-90	11.93%
		>90	16.25%

1.	Percentage of loans outstanding

2.	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

Analysis of Santander-Chile’s Loan Classification

The following table shows classifications of our individually assessed loans and related provisions as of December 31, 2018 according to IFRS 9.

Commercial	Stage 1	Stage 2	Stage 3	Total Individually assessed	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	(in Ch$ millions)%					(in Ch$ millions)				%
A1	29,998			29,998	0.10%	2	—	—	2	0.00%
A2	1,074,789			1,074,789	3.56%	525	—	—	525	0.06%
A3	2,699,684	309		2,699,993	8.94%	2,526	—	—	2,526	0.29%
A4	3,200,608	16,546		3,217,154	10.65%	8,865	323	—	9,188	1.04%
A5	1,755,259	26,141		1,781,400	5.90%	11,296	453	—	11,749	1.33%
A6	935,499	45,671		981,170	3.25%	6,975	2,213	—	9,188	1.04%
B1	—	494,915	187	495,102	1.64%	—	14,107	79	14,186	1.61%
B2	—	81,955	156	82,111	0.27%	—	2,786	66	2,852	0.32%
B3	—	67,089	614	67,703	0.22%	—	3,841	233	4,074	0.46%
B4	—	47,653	45,480	93,133	0.31%	—	2,488	19,688	22,176	2.51%
C1	—	46,383	108,325	154,708	0.51%	—	2,548	48,147	50,695	5.75%
C2	—	15,678	39,246	54,924	0.18%	—	1,261	18,171	19,432	2.20%
C3	—	19,655	26,204	45,859	0.15%	—	733	10,803	11,536	1.31%
C4	—	3,560	32,445	36,005	0.12%	—	246	17,077	17,323	1.96%
C5	—	703	64,762	65,465	0.22%	—	32	40,541	40,573	4.60%
C6	—	1,525	69,510	71,035	0.22%	—	35	43,310	43,345	4.91%
Subtotal	9,695,837	867,783	386,929	10,950,549	36.24%	30,189	31,066	198,115	259,370	29.39%

	Stage 1	Stage 2	Stage 3	Total Collectively assessed	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	(in Ch$ millions)				%	(in Ch$ millions)				%
Commercial	3,616,969	232,472	386,154	4,235,595	14.02%	43,541	24,574	179,317	247,432	28.04%
Mortgage	4,341,740	249,039	285,510	4,876,289	16.14%	70,904	54,372	159,066	284,342	32.22%
Consumer	9,258,962	447,496	444,523	10,150,981	33.60%	9,006	15,102	67,162	91,270	10.34%
Subtotal	17,217,671	929,007	1,116,187	19,262,865	63.76%	123,451	94,048	405,545	623,044	70.61%
Total	26,913,508	1,796,790	1,503,116	30,213,414	100.00%	153,640	125,114	603,660	882,414	100.00%

The following tables provide statistical data regarding the classification of our loans analyzed on an individual basis as of December 31, 2017 and 2016 based on IAS 39.

	2017				2016
Category	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	Ch$mn	%	Ch$mn	%	Ch$mn	%	Ch$mn	%
Individualized business
A1	1,051,072	3.79	827	0.10	1,599,311	5.88	923	0.12
A2	5,957,305	21.49	18,514	2.34	6,437,930	23.67	23,757	3.00
A3	2,176,779	7.85	27,894	3.53	2,030,867	7.47	29,668	3.75
B	539,074	1.94	32,089	4.06	538,909	1.98	40,545	5.13
C1	145,033	0.52	2,604	0.33	121,893	0.45	2,176	0.28
C2	56,871	0.21	5,104	0.65	51,034	0.19	4,555	0.58
C3	39,825	0.14	8,935	1.13	49,901	0.18	11,136	1.41
C4	53,261	0.19	19,120	2.42	64,118	0.24	22,894	2.90
D1	71,896	0.26	41,941	5.30	73,462	0.27	42,625	5.39
D2	77,048	0.28	62,234	7.87	89,857	0.33	72,192	9.13
Total	10,168,164	36.67	219,262	27.73	11,057,282	40.66	250,471	31.69

Write-offs

As a general rule, charge-offs should be done when all collection efforts have been exhausted. These charge-offs consist of de-recognition from the Consolidated Statements of Financial Position of the corresponding loans operations in its entirety, and, therefore, include portions not past-due of a loan in the case of installments loans or leasing operations (no partial charge-offs exists). Subsequent payments obtained from charged-off loans will be recognized in the Consolidated Statement of Income as a recovery of loans previously charged-off. Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments based on the time periods expired since reaching overdue status, as described below:

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

Impaired loans include all loans classified as Stage 3 according to IFRS 9. Prior to January 1, 2018, impaired loans include: (a) loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated. See “Note 9—Loans and Account Receivable at Amortized Cost – under IFRS 9” of the Audited Consolidated Financial Statements. Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest.

The following table sets forth all of our non-performing loans and impaired loans as of December 31, 2018, 2017, 2016, 2015 and 2014.

	2018	2017	2016	2015	2014
		(in millions of Ch$, except percentages)
Non-performing loans (1)	631,649	633,461	564,131	643,468	644,327
Impaired loans (2)	1,503,116	1,803,173	1,615,441	1,669,340	1,617,251
Allowance for loan losses (3)	882,414	791,157	790,605	762,301	684,317
Total loans (4)	30,213,414	27,725,914	27,206,431	25,300,757	22,892,649
Allowance for loan losses / loans	2.9%	2.85%	2.89%	3.01%	2.99%
Non-performing loans as a percentage of total loans	2.1%	2.28%	2.07%	2.54%	2.81%
Loan loss allowance as a percentage of non-performing loans	139.7%	124.89%	140.15%	118.47%	106.21%

(1)	Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest.

(2)	For 2018 Impaired loans include all loans classified as Stage 3 according to IFRS 9. See “Note 9— Loans and Account Receivable at Amortized Cost – under IFRS 9” of the Audited Consolidated Financial Statements. Prior to January 1, 2018, impaired loans include: (a) for loans individually evaluated for impairment (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated. Renegotiated loans on which payments are not past-due are not ordinarily classified as non-performing loans, but do not accrue interest.

(3)	Includes allowance for interbank loans for periods prior to January 1, 2018 and for December 31, 2018 provisions for loans at amortized cost according to IFRS 9.

(4)	Includes interbank loans for periods prior to January 1, 2018 and for December 31, 2018 loans at amortized cost according to IFRS 9.

Analysis of Stage 1, Stage 2 and Stage 3 loans

Commercial loans at amortized cost

In 2018, commercial loans grew 10% or Ch$1,385,736 million with growth mainly coming from our Middle-market segment in line with the re-activation of investment in the Chilean economy and representing the bulk of growth in Stage 1 loans in this product. The growth of Stage 1 loans was also due to the rise in commercial loans disbursed to high income individuals. In 2018, the Bank continued to remain selective in the SME loan book included in the Commercial banking segment and originated few new assets among this sub-segment. On the other hand as this loan book aged, it represented the bulk of increase and transfers to Stage 2 and Stage 3 loans.

Commercial loans	Stage 1		Stage 2		Stage 3		Total
(In millions of Ch$)	Individual	Collective	Individual	Collective	Individual	Collective
Gross carrying amount at January 1, 2018	9,062,153	3,338,916	630,515	208,018	372,744	350,747	13,800,408
Transfers to stage 2	(225,062)	(53,020)	225,062	53,020	—	—	—
Transfers to stage 3	(16,654)	(67,886)	—	—	16,654	67,886	—
Transfers to stage 3	—	—	(59,688)	(40,853)	59,688	40,853	—
Transfers to stage 1	13,199	52,755	(13,199)	(52,755)	—		—
Transfers to stage 2	—	—	4,451	36,247	(4,451)	(36,247)	—
Transfers to stage 1	—	718	—	—	—	(718)	—
Net changes on financial assets	1,334,933	708,531	138,436	48,323	4,240	70,848	2,305,311
Write-off	—	—	—	—	(53,921)	(74,430)	(128,351)
Foreign Exchange adjustments	(472,732)	(363,045)	(57,794)	(19,528)	(8,025)	(32,785)	(953,909)
At December 31, 2018	9,695,837	3,616,969	867,783	232,472	386,929	386,154	15,186,144

Mortgage loans at amortized cost

In 2018, mortgage loans grew 11.6% or Ch$1,054,086 million with growth mainly coming from our high income earners. The focus on this sub-segment and an origination strategy that focused on loan-to-values below 80% in a positive economic environment also explains the improvement of Stage 2 clients that shifted to Stage 1 reducing Stage 2 loans in the year.

Mortgage loans	Stage 1	Stage 2	Stage 3	Total
(In millions of Ch$)	Collective	Collective	Collective
Gross carrying amount at January 1, 2018	8,191,229	469,349	436,317	9,096,895
Transfers to stage 2	(87,473)	87,473	—	—
Transfers to stage 3	(64,949)	—	64,949	—
Transfers to stage 3	—	(54,488)	54,488	—
Transfers to stage 1	162,432	(162,432)		—
Transfers to stage 2	—	79,159	(79,159)	—
Transfers to stage 1	2,612	—	(2,612)	—
Net changes on financial assets	1,226,259	34,653	10,215	1,271,127
Write-off	—	—	(31,664)	(31,664)
Foreign Exchange adjustments	(171,148)	(6,218)	(8,011)	(185,377)
At December 31, 2018	9,258,962	447,496	444,523	10,150,981

Consumer loans at amortized cost

In 2018, consumer loans grew 7.0% or Ch$318,597 million with growth mainly coming from our high income earners and a continued decrease of loans among low income earners. The latter also explains the reduction in Stage 2 and Stage 3 consumer loans as assets repaid or written off in Stage 2 and Stage 3 outpaced the new assets originated or transferred to these stages.

Consumer loans	Stage 1	Stage 2	Stage 3	Total
(In millions of Ch$)	Collective	Collective	Collective
Gross carrying amount at January 1, 2018	3,978,393	257,580	321,719	4,557,692
Transfers to stage 2	(46,936)	46,936	—	—
Transfers to stage 3	(33,161)	—	33,161	—
Transfers to stage 3	—	(19,327)	19,327	—
Transfers to stage 1	29,777	(29,777)	—	—
Transfers to stage 2	—	17,988	(17,988)	—
Transfers to stage 1	37	—	(37)	—
Net changes on financial assets	766,069	1,063	76,398	843,530
Write-offs	—	—	(115,933)	(115,933)
Foreign Exchange adjustments	(352,439)	(25,424)	(31,137)	(409,000)
At December 31, 2018	4,341,740	249,039	285,510	4,876,289

Analysis of Impaired and Non-Performing Loans

The following table analyzes our impaired loans. For 2018 Impaired loans include all loans classified as Stage 3 according to IFRS 9. Prior to January 1, 2018, impaired loans include: (i) all loans to a single client that are evaluated on a group basis, including performing loans, that have a loan classified as non-performing, (ii) all renegotiated consumer loans and (iii) all commercial loans at risk of default. See “Note 9—Loans and Accounts Receivables from Customers—(a) Loans and accounts receivable from customers” in the Audited Consolidated Financial Statements.

	2018 (1)	2017	2016	2015	2014
	(Ch$ million)
Total loans	30,213,414	27,725,914	27,206,431	25,300,757	22,892,649
Allowance for loan losses	882,414	791,157	790,605	762,301	684,317
Impaired loans(2)	1,503,116	1,803,173	1,615,441	1,669,340	1,617,251
Impaired loans as a percentage of total loans	4.97%	6.50%	5.94%	6.60%	7.06%
Amounts non-performing	631,649	633,461	564,131	643,468	644,327
To the extent secured(3)	323,095	318,218	298,537	283,731	296,899
To the extent unsecured	308,554	315,243	265,594	359,737	347,428
Amounts non-performing as a percentage of total loans	2.09%	2.28%	2.07%	2.54%	2.81%
To the extent secured(3)	1.07%	1.15%	1.10%	1.12%	1.30%
To the extent unsecured	1.02%	1.14%	0.98%	1.42%	1.52%
Loans loss allowances as a percentage of:
Total loans	2.92%	2.85%	2.91%	3.01%	2.99%
Total amounts non-performing	139.70%	124.89%	140.15%	118.47%	106.21%
Total amounts non-performing-unsecured	285.98%	250.97%	297.67%	211.91%	196.97%

(1)	For 2018, loan information corresponds to loans at amortized cost in accordance with IFRS 9. See “Note 9— Loans and Account Receivable at Amortized Cost – under IFRS 9” of the Audited Consolidated Financial Statements.

(2)	For 2018 Impaired loans include all loans classified as Stage 3 according to IFRS 9. See “Note 9— Loans and Account Receivable at Amortized Cost – under IFRS 9” of the Audited Consolidated Financial Statements. Prior to January 1, 2018, impaired loans include (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated. Renegotiated loans on which payments are not past-due are not ordinarily classified as non-performing loans, but do not accrue interest.

(3)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A break-down of the loans included in the previous table which have been classified as impaired, including renegotiated loans, is as follows:

As of December 31, 2018
Impaired loans at amortized cost	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Total impaired loans at amortized cost	773,083	444,523	285,510	1,503,116

In particular, in 2018 we saw a decrease in impaired loans (Stage 3) in our portfolio despite a strong increase in loan volumes during the year. Apart from the adoption of IFRS 9 criteria, this was due to an improvement in management of client risk and risk appetite.

As of December 31, 2017
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	368,522	161,768	103,171	633,461
Commercial loans at risk of default (1)	427,890	—	—	427,890
Other impaired loans consisting mainly of renegotiated loans (2)	217,091	300,776	223,955	741,822
Total	1,013,503	462,544	327,126	1,803,173

As of December 31, 2016
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	316,838	147,572	99,721	564,131
Commercial loans at risk of default (1)	439,707	—	—	439,707
Other impaired loans consisting mainly of renegotiated loans (2)	172,624	250,116	188,863	611,603
Total	929,169	397,688	288,584	1,615,441

As of December 31, 2015
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	346,868	183,133	113,467	643,468
Commercial loans at risk of default (1)	486,685	—	—	486,685
Other impaired loans consisting mainly of renegotiated loans (2)	108,330	213,014	217,843	539,187
Total	941,883	396,147	331,310	1,669,340

As of December 31, 2014
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	367,791	179,417	97,119	644,327
Commercial loans at risk of default (1)	420,038	—	—	420,038
Other impaired loans consisting mainly of renegotiated loans (2)	95,335	191,186	266,365	552,886
Total	883,164	370,603	363,484	1,617,251

(1)	Total loans to a debtor, whose allowance level is determined on an individual basis with a risk of defaulting.

(2)	Renegotiated loans for loans whose loan loss allowance is analyzed on a group basis.

As of December 31, 2018 under IFRS 9

Modified loans

When a loan measured at amortized cost has been renegotiated or modified but not derecognized, the Bank must recognize the resulting gains or losses as the difference between the carrying amount of the original loans, and modified contractual cash flows discounted using the EIR before modification. If the modification does not result in derecognition, then the subsequent assessment of whether there is a significant increase in credit risk is made by comparing the risk at the reporting date based on the modified contractual term and the risk at initial recognition based on the original, unmodified contractual term. If the modification results in derecognition, then the modified asset is considered to be a new asset. Accordingly, the date of modification is treated as the date of initial recognition for the purposes of the impairment requirements.

	As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount	26.913.508	1.796.790	1.503.116	30.213.414
Modified loans	—	582.513	815.094	1.397.607
%		32%	54%	5%

ECL allowance	153.640	125.114	603.660	882.414
Modified loans	—	44.099	323.802	367.901
%	—	35%	54%	42%

The following table shows the success rate of renegotiated consumer and residential loans used for management purposes, for the periods indicated. The success rate for consumer loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2017 or 2018, as applicable, minus the amount of such renegotiated loans that have been charged off as of December 31, 2017 or 2018, as applicable, divided by (ii) the total amount of such renegotiated loans. The success rate for residential mortgage loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2017 or 2018, as applicable, divided by (ii) the total amount of such renegotiated loans. A charge-off of a residential mortgage loan is not generally included in measuring the success rate of mortgage renegotiations since the period to charge-off a mortgage loan is 48 months after an installment is past-due.

Period of renegotiation	Success rate Consumer Loans at December 31, 2018	Success rate Residential mortgage loans at December 31, 2018
First Quarter 2017	46.9%	75.3%
Second Quarter 2017	47.6%	79.2%
Third Quarter 2017	52.6%	79.7%
Fourth Quarter 2017	60.4%	82.3%
First Quarter 2018	73.9%	80.7%
Second Quarter 2018	80.8%	85.8%
Third Quarter 2018	94.2%	91.8%
Fourth Quarter 2018	98.4%	93.9%

For periods prior to January 1, 2018

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

Modified loans(1) (In millions of Ch$)	2017	2016
Commercial loans collectively evaluated for impairment	111,963	117,002
Residential mortgage loans	120,109	157,239
Consumer loans	187,967	214,344
Total modified loans	420,039	488,585

(1)	Modified loans include loans collectively evaluated for impairment that were not classified as non-performing in which certain concessions were made to the client. The main type of concession given by the Bank is a reduction of interest, with forgiveness of principal occurring on rare occasions.

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

Analysis of Loan Loss Allowances

As of January 1, 2018, the Bank has adopted IFRS 9. The following table reconciles the prior period’s closing impairment allowance measured in accordance with the IAS 39 incurred loss model to the new expected loss impairment model according to IFRS 9.

	Loans loss allowance under IAS 39	Reclassification	Remeasurement	Loans loss allowance under IFRS 9
	MCh$	MCh$	MCh$	MCh$
Loans and receivable (IAS 39)/ Financial assets at amortised cost (IFRS 9)
Interbank loans	472	(472)	—	—
Loans and account receivable from customers	790,685	84	97,322	888,091
Total loans and account receivable at amortised cost	791,157	(388)	97,322	888,091

The following tables show for 2018 the movement of provisions for expected credit losses for loans at amortized cost according to IFRS 9:

Commercial loans

	Stage 1		Stage 2		Stage 3
	Individual	Collective	Individual	Collective	Individual	Collective	TOTAL
ECL allowance at January 1, 2018	29,797	50,014	28,282	23,041	191,397	160,182	482,713
Transfers
Transfers to stage 2	(2,719)	(1,525)	8,005	8,169	—	—	11,930
Transfers to stage 3	(241)	(2,697)	—	—	6,612	29,839	33,513
Transfers to stage 3	—	—	(5,541)	(6,776)	22,705	17,475	27,863
Transfers to stage 1	167	553	(411)	(3,402)	—		(3,093)
Transfers to stage 2	—		330	1,854	(1,704)	(6,776)	(6,296)
Transfers to stage 1	—	22	—	—	—	(72)	(50)
Net changes of the exposure and modifications in the credit risk	4,105	3,770	2,740	2,855	1,251	29,253	43,974
Writte-off	—	—	—		(37,439)	(58,510)	(95,949)
Foreign Exchange adjustments	(920)	(6,696)	(2,339)	(1,167)	15,293	7,926	12,197
At 31 December 2018	30,189	43,541	31,066	24,574	198,115	179,317	506,802

Mortgage loans

	Stage 1	Stage 2	Stage 3	Total
	Collective	Collective	Collective
ECL allowance at January 1, 2018	14,602	20,227	73,190	108,019
Transfers
Transfers to stage 2	(516)	3,846	—	3,330
Transfers to stage 3	(383)	—	9,060	8,677
Transfers to stage 3	—	(2,518)	8,056	5,538
Transfers to stage 1	263	(6,255)	—	(5,992)
Transfers to stage 2	—	2,296	(10,185)	(7,889)
Transfers to stage 1	232	—	(232)	—
Net changes of the exposure and modifications in the credit risk	1,601	575	(1,784)	392
Write-off	—	—	(13,548)	(13,548)
Foreign Exchange adjustments	(6,793)	(3,069)	2,605	(7,257)
At December 31, 2018	9,006	15,102	67,162	91,270

Consumer loans

	Stage 1	Stage 2	Stage 3	Total
	Collective	Collective	Collective
ECL allowance at January 1, 2018	72,712	54,557	170,090	297,359
Transfers
Transfers to stage 2	(2,117)	14,655	—	12,538
Transfers to stage 3	(1,431)	—	16,311	14,880
Transfers to stage 3	—	(3,913)	10,721	6,808
Transfers to stage 1	1,320	(4,890)	—	(3,570)
Transfers to stage 2	—	2,943	(9,107)	(6,164)
Transfers to stage 1	18	—	(18)	—
Net changes of the exposure and modifications in the credit risk	3,782	(8,572)	42,194	37,404
Write-off	—	—	(64,506)	(64,506)
Foreign Exchange adjustments	(3,380)	(408)	(6,619)	(10,407)
At December 31, 2018	70,904	54,372	159,066	284,342

The following table provides the details of the roll-forwards in 2017, 2016, 2015 and 2014 of our allowance for loan losses under IAS 39, including decrease of allowances due to charge-offs, allowances established, allowances released, gross provision expense and opening and closing balance:

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2017	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balances as of December 31, 2016	246,336	183,106	57,009	300,019	4,135	790,605
Allowances established (1)	64,658	148,681	43,621	252,038	307	509,305
Allowances released (2)	(55,925)	(20,491)	(11,427)	(46,089)	(3,970)	(137,902)
Released allowances by charge-off (3)	(36,279)	(92,223)	(20,137)	(222,212)	—	(370,851)
Balances as of December 31, 2017	218,790	219,073	69,066	283,756	472	791,157

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2016	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balances as of December 31, 2015	256,505	174,696	62,427	267,507	1,166	762,301
Allowances established (1)	61,002	133,855	50,892	280,544	3,052	529,345
Allowances released (2)	(43,183)	(14,432)	(34,246)	(30,790)	(83)	(122,734)
Released allowances by charge-off (3)	(27,988)	(111,013)	(22,064)	(217,242)	—	(378,307)
Balances as of December 31, 2016	246,336	183,106	57,009	300,019	4,135	790,605

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2015	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balances as of December 31, 2014	215,852	165,697	48,744	254,023	1	684,317
Allowances established (1)	124,968	136,778	34,373	248,937	1,357	546,413
Allowances released (2)	(46,614)	(17,885)	(7,205)	(18,126)	(192)	(90,022)
Released allowances by charge-off (3)	(37,701)	(109,894)	(13,485)	(217,327)	—	(378,407)
Balances as of December 31, 2015	256,505	174,696	62,427	267,507	1,166	762,301

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2014	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balance as of December 31, 2013	206,377	100,170	43,306	264,585	495	614,933
Allowances established (1)	52,240	174,244	24,907	218,941	60	470,392
Allowances released (2)	(15,903)	(7,127)	(6,561)	(38,275)	(554)	(68,420)
Released allowances by charge-off (3)	(26,862)	(101,590)	(12,908)	(191,228)	—	(322,588)
Balances as of December 31, 2014	215,852	165,697	48,744	254,023	1	684,317

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(2)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

The following table shows recoveries by type of loan:

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	40,180	39,972	41,072	35,565	36,908
Residential mortgage loans	17,367	10,942	10,041	6,543	5,122
Commercial loans	30,934	32,613	27,185	26,032	16,947
Total recoveries	88,481	83,527	78,298	68,140	58,977

Allocation of the Loan Loss Allowances

The following tables set forth, as of December 31, 2018 according to IFRS 9 and for the previous four years listed under IAS 39, the proportions of our required loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans at each such date.

	As of December 31, 2018
	Total ECL Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans at amortized cost	Allowance amount as a percentage of total allowances for loans at amortized cost
	Ch$ million
Commercial loans
Commercial loans	368,796	3.3%	1.2%	41.8%
Foreign trade loans	39,917	2.3%	0.1%	4.5%
Checking accounts debtors	13,784	6.4%	—	1.6%
Factoring transactions	4,353	1.1%	—	0.5%
Leasing transactions	38,800	2.7%	0.1%	4.4%
Other loans and accounts receivable	41,152	16.8%	0.1%	4.7%
Subtotals	506,802	3.3%	1.7%	57.4%
Residential mortgage loans
Loans with mortgage finance bonds	177	1.0%	—	—
Mortgage mutual loans	805	0.7%	—	0.1%
Other mortgage mutual loans	90,288	0.9%	0.3%	10.2%
Subtotals	91,270	0.9%	0.3%	10.3%
Consumer loans
Installment consumer loans	247,387	7.8%	0.8%	28.0%
Credit card balances	28,788	2.0%	0.1%	3.3%
Consumer leasing contracts	127	3.1%	—	—
Other consumer loans	8,040	3.0%	—	0.9%
Subtotals	284,342	5.8%	0.9%	32.2%
Totals loans to clients	882,414	2.9%	2.9%	100.0%

	As of December 31, 2017				As of December 31, 2016
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances
	Ch$ million				Ch$ million
Commercial loans
Commercial loans	301,990	3.0%	1.1%	38.2%	308,166	3.1%	1.1%	39.0%
Foreign trade loans	50,470	3.2%	0.2%	6.4%	57,820	3.2%	0.2%	7.3%
Checking accounts debtors	14,466	7.4%	0.1%	1.8%	9,648	5.4%	—	1.2%
Factoring transactions	5,995	1.3%	—	0.8%	5,407	1.8%	—	0.7%
Leasing transactions	30,322	2.1%	0.1%	3.8%	23,139	1.6%	0.1%	2.9%
Other loans and accounts receivable	34,620	14.4%	0.1%	4.4%	25,262	11.4%	0.1%	3.2%
Subtotals	437,863	3.1%	1.6%	55.3%	429,442	3.1%	1.6%	54.3%
Residential mortgage loans
Loans with mortgage finance bonds	123	0.5%	—	—	16	—	—	—
Mortgage mutual loans	594	0.5%	—	0.1%	190	0.2%	—	—
Other mortgage mutual loans	68,349	0.8%	0.2%	8.6%	56,803	0.7%	0.2%	7.2%
Subtotals	69,066	0.8%	0.2%	8.7%	57,009	0.7%	0.2%	7.2%
Consumer loans
Installment consumer loans	240,962	8.3%	0.9%	30.5%	249,545	9.2%	0.9%	31.6%
Credit card balances	33,401	2.4%	0.1%	4.2%	41,063	2.8%	0.2%	5.2%
Consumer leasing contracts	62	1.3%	—	—	72	1.4%	—	—
Other consumer loans	9,331	3.4%	—	1.2%	9,339	3.4%	—	1.2%
Subtotals	283,756	6.2%	1.0%	35.9%	300,019	6.7%	1.1%	37.9%
Totals loans to clients	790,685	2.9%	2.9%	99.9%	786,470	2.9%	2.9%	99.5%
Interbank loans	472	0.3%	—	0.1%	4,135	1.5%	—	0.5%
Totals	791,157	2.9%	2.9%	100.0%	790,605	2.9%	2.9%	100.0%

	As of December 31, 2015				As of December 31, 2014
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances
	Ch$ million				Ch$ million
Commercial loans
Commercial loans	305,465	3.4%	1.2%	40.1%	269,185	3.2%	1.2%	39.3%
Foreign trade loans	67,104	3.1%	0.3%	8.8%	56,800	3.2%	0.2%	8.3%
Draft loans	9,869	4.2%	—	1.3%	10,009	3.8%	—	1.4%
Factoring transactions	5,955	2.2%	—	0.8%	4,868	1.5%	—	0.7%
Leasing transactions	25,437	1.7%	0.1%	3.3%	23,734	1.6%	0.1%	3.5%
Other loans and accounts receivable	17,371	12.1%	0.1%	2.3%	16,953	12.5%	0.1%	2.5%
Subtotals	431,201	3.2%	1.7%	56.6%	381,549	3.1%	1.6%	55.7%
Residential mortgage loans
Loans with letters of credit	336	0.8%	—	—	353	0.6%	—	0.1%
Mortgage mutual loans	848	0.6%	—	0.1%	552	0.5%	—	0.1%
Other mortgage mutual loans	61,243	0.8%	0.2%	8.0%	47,839	0.7%	0.2%	7.0%
Subtotals	62,427	0.8%	0.2%	8.1%	48,744	0.7%	0.2%	7.2%
Consumer loans
Installment consumer loans	215,914	8.7%	0.9%	28.3%	201,931	8.7%	0.9%	29.5%
Credit card balances	43,159	3.0%	0.2%	5.7%	44,050	3.2%	0.2%	6.4%
Consumer leasing contracts	79	1.4%	—	—	80	1.5%	—	—
Other consumer loans	8,355	3.5%	—	1.1%	7,962	3.5%	—	1.2%
Subtotals	267,507	6.4%	1.1%	35.1%	254,023	6.5%	1.1%	37.1%
Totals loans to clients	761,135	3.0%	3.0%	99.8%	648,316	3.11%	2.9%	100.0%
Interbank	1,166	10.7%	—	0.2%	1	—	—	—
Totals	762,301	3.0%	3.0%	100.0%	648,317	3.0%	2.9%	100.0%

Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 9 directors and two alternates who are elected at our ordinary shareholders’ meetings. As a result of resignation of the Andreu Plaza López on March 12, 2019, the Board of Directors currently has one vacancy. Except as noted below, the current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 26, 2017. Members of the Board of Directors are elected for three-year terms. The term of the current Board members expires in April of 2020. On October 27, 2016, the SBIF authorized a reduction in the number of Board members from 11 to nine. This reduction and the corresponding amendment to Article 14 of the by-laws was approved by the shareholders at an Extraordinary Shareholders’ Meeting held on January 9, 2017 and was enforced from the Bank’s 2017 Ordinary Shareholders’ Meeting, which took place on April 26, 2017.

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

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Claudio Melandri Hinojosa	President	Asset and Liability Committee	Apr-20
Strategy Committee (President)
Integral Risk Committee
Market Committee Remuneration Committee
Rodrigo Vergara Montes	First Vice President	Market Committee	Apr-20
Audit Committee
Asset and Liability Committee (President) Strategy Committee
Orlando Poblete Iturrate	Second Vice President	Remuneration Committee (President)	Apr-20
Audit Committee (President)
Félix de Vicente Mingo	Director	Asset and Liability Committee	Apr-20
Audit Committee Strategy Committee Management Appointment Committee (President)
Alfonso Gómez Morales	Director	Integral Risk Committee (President)	Apr-20
Strategy Committee Remuneration Committee
Market Committee Asset and Liability Committee
Ana Dorrego	Director	-	Apr-20
Lucía Santa Cruz Sutil	Director	Strategy Committee Analysis and Resolution Committee Integral Risk Committee	Apr-20
Juan Pedro Santa Maria Perez	Director	Audit Committee Analysis and Resolution Committee (President) Integral Risk Committee	Apr-20
Blanca Bustamante Bravo	Alternate Director	Integral Risk Committee	Apr-20
Strategy Committee Management Appointment Committee
Oscar von Chrismar Carvajal	Alternate Director	Integral Risk Committee Market Committee (President)	Apr-20
Strategy Committee
Asset and Liability Committee
Analysis and Resolution Committee Management Appointment Committee

Claudio Melandri Hinojosa became the Executive Chairman on March 1, 2018 and country head of Grupo Santander in Chile. He is also President of Santander Chile Holding S.A. and Vice President of Universia Chile S.A.. He has more than 30 years of experience in the financial industry and was Chief Executive Officer of Santander Chile from January 2010 to March 2018. He started his career in Banco Concepción and joined Grupo Santander in 1990, where he has held various positions of responsibility, including Regional Manager of the branch network, Human Resources Manager and Manager of Commercial Banking. He was also a Vice President at Banco Santander Venezuela for three years in the commercial area of this country. Mr. Melandri has degrees in Business and Accounting and holds a Master of Business Administration from the Universidad Adolfo Ibañez.

Rodrigo Vergara became a director and First Vice President of the Board on July 12, 2018. He was President of the Central Bank of Chile between 2011 and 2016. Mr. Vergara is an associate researcher in Harvard’s Mossavar-Rahmani Center for Business and Government (Kennedy School). He is a professor at the Institute of Economics in Pontificia Universidad Católica de Chile and an economic consultant and board member for various companies. He graduated with a Business Degree from the Pontificia Universidad Católica de Chile in 1985 and earned a Doctorate Degree in Economics from Harvard University in 1991. Between 1985 and 1995, he worked at the Central Bank of Chile where he was promoted to Chief Economist in 1992. He has been an economic consultant for central banks and governments within Latin America, Eastern Europe, Asia and Africa. He has also been an external consultant for the World Bank, the International Monetary Fund, the Inter-American Development Bank and the United Nations. He has served as a Presidential Advisor regarding Work and Equality, Advisor on the Free Trade Agreement between Chile and the US, the National Savings Commission and the National Foundation of Science and Technology Development (Conicyt).

Orlando Poblete Iturrate is the Second Vice President and has served on the Board since April 22, 2014. Since 1991, Mr. Poblete has been a professor at the Universidad de los Andes. Between 1997 and 2004, he was Dean of the Law School at the Universidad de los Andes and since 2014 he has served as Chancellor. He is also a partner at the law firm Orlando Poblete & Company. He is a member of the Counsel of the Arbitration and Mediation of Santiago of the Chamber of Commerce of Santiago. Previously, between 1979 and 1991, he was a professor of Procedural Law at the Universidad de Chile. Mr. Poblete is a lawyer from the University of Chile and has a Masters from the same university. He is also a graduate of the Directive Management of Companies Program (PADE) of ESE Business School of the Universidad de los Andes.

Félix de Vicente Mingo became a director on March 27, 2018. He has a Commercial Engineering degree with honorable mention in Economics from the Universidad de Chile. Between 2013 and 2014, he was Minister of Economy, Development and Tourism. Before this, he was a director of ProChile, the institution of the Ministry of Foreign Affairs that promotes Chilean exports. His first position was in a fruit export company in the O’Higgins region of Chile and then Manager of Administration and Finance of Telemercados Europa, as well as being president and partner of various companies in Chile and abroad.

Alfonso Gómez became a director on March 27, 2018. He has Civil Engineering degree from the Universidad Católica de Chile, a Ph.D. of the Royal College of Art of London. He is the executive president of the Innovation Center UC Anacleto Angelini. He started his career in the Industrial and System Engineering Department of Universidad Católica de Chile. He was founder of various companies, such as Apple Chile, Unlimited and Virtualia, the first social network developed in Latin America. He has been a director of numerous companies and institutions such as National Council of Culture and the Arts and Fundación País Digital, and the National Council of Innovation. He was Dean of the Faculty of Engineering and later Dean of the Business School of the Adolfo Ibáñez University.

Juan Pedro Santa María Pérez became a director on July 24, 2012 after having served as Corporate Legal Director for Grupo Santander Chile, Legal Counsel for Santander-Chile, Banco O’Higgins and Banco Santiago. He has been President of the Legal Committee of the Asociación de Bancos e Instituciones Financieras de Chile for over 20 years and President Pro-Tempore of the Financial Law Committee of the Federación Latinoamericana de Bancos (FELABAN). He is a member of the Counsel of Arbitrage and Mediation of the Commerce Chamber of Santiago. Mr. Santa María holds a degree in Law from the Pontificia Universidad Católica de Chile.

Lucía Santa Cruz Sutil became a director on August 19, 2003. She is a Member of the Board of the Universidad Adolfo Ibañez. She is director of Compañía de Seguros Generales y de Vida La Chilena Consolidada (Zurich) and member of the Advisory Board of Nestle Chile. She is a member of the Self-Regulation Committee for Insurance Companies in Chile. Ms. Santa Cruz holds a degree in History from King’s College, London University and an M.Phil. in History from Oxford University and holds a Doctor Honoris Causa degree from King’s College.

Ana Dorrego became a director in March 2015. She has been working at the Santander Group since 2005, mainly in the Financial Planning and Corporate Development department, coordinating the Group planning processes and following up on the different Santander Group units and projects. She was director of E-business development director for the Santander Group and previously she was a corporate clients relationship manager and commercial director of transactional banking at Bankinter. Ms. Dorrego holds a degree in Business Administration from the Universidad Pontificia de Comillas ICAI-ICADE, and a Master’s degrees in Business Administration from Deusto University – Bilbao, Spain, and Adolfo Ibañez, Miami/Chile.

Blanca Bustamante Bravo became an alternate director on April 28, 2015. She holds a degree in business from Universidad Católica de Chile. Her professional experience includes the role of economic analyst for the Central Bank of Chile, research analyst for Oppenheimer & Co. in New York and research analyst for IM Trust. In 1998, she joined Viña Concha y Toro as Head of Investor Relations, a position held until 2010 the responsibility to present business strategy and achievements of the company to the financial community. In 2001, she also became director of Corporate Communications. Since 2013, she is a director in the Center for Research & Innovation for Concha y Toro.

Oscar von Chrismar Carvajal joined the Board on December 22, 2009 and is currently an alternate director. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile with specialist studies in the US and Europe. He is a director of Sinacofi and the Stock Exchange as of April 2012. He joined Banco Santander in 1990 as a Manager of the Finance division. Between 1995 and 1996 he was General Manager of Banco Santander Peru. In 1997, he became the General Manager of Santander Chile, a position he held until December 2009 when he joined the Board of Directors. Mr. von Chrismar is also a board member of Banco Santander Argentina and Peru and the Santiago Stock Exchange. Prior to joining the Santander Group he was Manager of the Finance Division for Morgan Bank and Manager of Finance of ING Bank.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Miguel Mata	Chief Executive Officer	Mar-18
Matias Sánchez	Director of Retail Banking	Mar-16
Fred Meller	Director of Corporate and Investment Banking	Jan-11
Jose Manuel Manzano	Director of Middle-Market	Apr-16
Emiliano Muratore	Chief Financial Officer	Apr-16
Guillermo Sabater	Financial Controller	Nov-15
Franco Rizza	Director of Risk	Feb-14
Ricardo Bartel	Director of Technology and Operations	Jun-15
María Eugenia de la Fuente	Director of Human Resources	Jun-15
Sergio Avila	Director of Administration and Costs	Mar-15
Felipe Contreras	Chief Accounting Officer	Oct-08
Carlos Volante	Manager Clients and Service Quality	Jan-14
Cristian Florence	General Counsel	Sep-12
Ricardo Martinez	Director of Internal Audit	Sep-13

Miguel Mata became the Chief Executive Officer in March 2018. Previously, he was Deputy General Manager among other diverse roles related to the business strategy of Santander-Chile. Mr. Mata joined Santander-Chile in 2002 when Santander-Chile merged with Banco Santiago. He previously served as the Financial Controller of Banco Santiago. He has been working in the banking industry since 1990, when he joined Banco O’Higgins, one of the predecessors to Banco Santiago. He is also a Director of Santander Consumer Chile S.A. and was president of Santander Asset Management S.A., as well as a director of Redbanc and Transbank, representing Banco Santander. Mr. Mata holds a degree in Engineering from Universidad Católica de Chile.

Matias Sánchez became Manager of Retail Banking in March 2016. He was the manager of Companies and Institutions between 2013 and 2016 at Santander Chile. Previously, he worked for 18 years in Banesto, part of Grupo Santander as the joint general director of Commercial Banking, and as Chief Executive Officer of Gescoban Soluciones S.A.. Mr. Sánchez is an Economist of the Alicante University (Spain), with post-graduate studies in the Instituto de Empresa and IESE, both in Madrid. He also has a diploma in Leadership from Harvard Business School.

Fred Meller became Manager of Santander Corporate and Investment Banking in January 2011. Prior to that, he was Manager of Markets for Europe and UK for Santander Spain. Previously, he served as Treasurer and was a responsible for the Finance Division of Santander Chile. He was also General Manager of Santander Agente de Valores and is currently a director of Deposito Central de Valores Chile and is also President of Santander S.A. Corredores de Bolsa. Mr. Meller holds a degree in Business degree from Universidad Central de Chile.

José Manuel Manzano became Manager of our Middle-market banking segment on April 1, 2016. Prior to that, he was Manager of Personnel, Organization and Cost of Banco Santander Chile since September 2013. He was Corporate Director of Risk since July 2007, and Manager of Human Resources for Santander-Chile since 1999. He was also General Manager of Santander Administradora General de Fondos and Managing Director of Santander AFAP in Uruguay. He is currently a director of Santander Chile Holding S.A., Santander Asset Management S.A. and Zurich Santander S.A. Mr. Manzano holds a Master of Business Administration and a degree in Business from Universidad Católica de Chile.

Emiliano Muratore became the Chief Financial Officer for Santander-Chile in April 2016. From Buenos Aires, Argentina, he has more than 17 years of experience in the Santander Group. He joined Santander Rio (Argentina) in 1999 and after four years he was moved to the Group headquarters in Madrid as part of the Future Directors Program, where he started his experience in the finance division. In 2006, he moved to Santander Chile where, in 2008, he was made Manager of the Financial Division, bearing responsibility for the management of structural financial risks. After eight years, he was promoted to Chief Financial Officer. Mr. Muratore has a degree in business from Universidad Católica Argentina in Buenos Aires and a postgraduate degree in finance from Universidad de San Andrés in Buenos Aires. Currently, he is chairman of the Finance Committee at Chile’s Banking Association.

Guillermo Sabater is the Financial Controller of Santander-Chile and has been working for Santander Spain and its affiliates for 23 years. Between 2009 and 2015, he was Executive Vice President of Santander in the US and CFO and Controller of Sovereign Bank and Santander Holdings USA. Before that, he was the financial controller of Banco Santander Chile, between 2006 and 2009. He also served for three years, between 2003 and 2006, as controller of the Consumer Finance Division in Madrid, Spain. Mr. Sabater also served as an internal auditor during his first ten years at the company. He has a degree in Economics and Business Administration from the University College of Financial Studies at the University Complutense de Madrid and completed a Program in Executive Development at the Institute of Business and has completed various courses at institutions such as Babson College and Boston University.

Franco Rizza became Manager of Risk in February 2014. Previously, he was director of Global Collections & Recoveries in the Madrid headquarters, covering all countries where the Group has commercial banking activities outside Spain. Between 2010 and 2013, he was the Chief Risk Officer of Banco Santander in Uruguay. He joined the Group in 1989 in Argentina, where he held various positions, including Regional Manager, Product Manager and Retail Credit Risk Manager. He is also a Director of Santander Consumer Chile S.A.. He has completed studies in Business and Risk Management in Argentina and Spain.

Ricardo Bartel became the Manager of Technology and Operation in June 2015 after joining Santander Chile in October 2014 as Manager of Operational Services of the same division. Mr. Bartel has both a Civil Engineering degree and a Master of Business Administration from Universidad Católica de Chile. He has previously held various management positions in product and service companies such as Chief Financial Officer at Madeco, Logistics and Distribution Manager and Chief Financial Officer of CCU SA. and Chief Executive Officer of Empresas Relsa S.A. and Laboratorio Mayer.

María Eugenia de la Fuente is the Director of Human Resources and Communications. Ms. de la Fuente has a degree in business from the Universidad de Chile and a Master’s degree in tax planning from the Universidad Adolfo Ibañez. She has more than 25 years of experience in strategic planning and human resource management for both private and public companies. From March 2010 to February 2012, she was the Undersecretary to the Chief of Staff for the first government of President Sebastian Piñera. From 2013 to 2015, she was Managing Director of Transparency and Client Services for Corpbanca and Chief Executive Officer of BZD Consultores. She assumed her current role at Santander-Chile in June 2015.

Sergio Avila is Manager of Administration and Costs. He has worked at Banco Santander Chile for 19 years in Asset Management, Corporate Finance, Retail banking, Middle-market and Risks. Mr. Avila has a Bachelor of Science and Master of Science in Civil Engineering Degree from the Universidad Católica.

Felipe Contreras was named Chief Accounting Officer of Santander-Chile in October 2008. He has worked for 14 years in our Accounting Department, most recently as Manager of the Consolidation and Reporting Departments, overseeing our Chilean, U.S. and Spanish GAAP reporting requirements. He is also General Manager of Gesban Santander Servicios Profesionales Contables Ltda. Mr. Contreras is a Public Accountant from the University of Santiago.

Carlos Volante became manager Customers and Quality of Banco Santander in January 2014. He joined the Santander Group in 1990, holding various responsibilities within the organization, including manager of the Branch Network, general manager of the Administrator of Mutual Funds, Mortgage Manager, Product Manager and Monitoring Commercial Banking. He was also Executive Vice President of Commercial Banking at Banco de Venezuela Grupo Santander. Between 2012 and 2013, he was general manager of the Corona Commercial Credit Group. Mr. Volante is an accountant auditor from the University of Talca and attended the DPA and an MBA from the Universidad Adolfo Ibáñez and participates in the PADE program at the Universidad de los Andes.

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

Ricardo Martinez is the Corporate Director of Internal Auditing, a position he has held since September 2013. He has worked for Grupo Santander since 1998 in different position in Internal Audit Division, including the Internal Director of Accounting, Audit Manager of Insurance and Asset Management and head auditor of Financial Risks. Mr. Martinez has a degree in Economic Sciences and Business from the Universidad Complutense of Madrid, a Master’s in Business from the CIFF of the Universidad de Alcalá de Henares and post-graduate studies in the Instituto de Empresas and IESE in Spain.

B.    Compensation

For the year ended December 31, 2018, the aggregate amount of compensation paid by us to all of our directors, executive officers and management members was Ch$28,921 million (U.S.$41.4 million). For the year ended December 31, 2018, the aggregate amount of compensation paid by us to all of our directors was Ch$913 million (U.S.$1.3 million), in monthly stipends. At our annual shareholder meeting held on April 24, 2018, shareholders agreed to maintain the remunerations approved in the previous shareholders’ meeting in 2017. Therefore it was agreed a monthly stipend per director of UF 250 (U.S.$9,877), UF 500 (U.S.$19,753) for the Chairman of the Board and UF 375 (U.S.$14,815) for the Vice-Chairman of the Board. This amount will be increased by UF 30 per month (U.S.$1,307) if a Board member is named to one or more committees of the Board. The additional amount will be UF 60 (U.S.$1,185) for the President of a committee. Shareholders were also asked to approve the Audit Committee remuneration for its members. The remuneration received by a regular board member, or UF 115 (U.S.$4,543) with the President of this committee receiving 230 UF (U.S.$9,086). This remuneration is in line with Chilean corporate governance law. In addition, we pay certain directors professional service fees for the consulting services that they render to us in their fields of expertise. For the year ended December 31, 2018, we did not make any such payments to our directors.

Santander-Chile and its affiliates have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis.

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period. For the years ended December 31, 2018, 2017, and 2016, share-based compensation amounted to Ch$146 million, Ch$2,752 million and Ch$331 million.

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

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan. In the event of the executive’s death or total or partial disability, s/he will be entitled to receive this benefit. The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company. Plan Assets owned by the Bank at the end of 2018 totaled Ch$6,804 million (Ch$7,919 million in 2017).The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

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

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment 2018	Plans post-employment 2017

Mortality chart	RV-2014	RV-2014
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments. Activity for post-employment benefits is as follows:

	As of December 31,
	2018	2017
	(In millions of Ch$)
Plan assets	6,804	7,919
Commitments for defined-benefit plans	—	—
For active personnel	(5,958)	(6,998)
Incurred by inactive personnel	—	—
Minus:
Unrealized actuarial (gain) losses	—	—
Balances at year end	846	921

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2018	2017	2016
	(In millions of Ch$)

a) Fair value of plan assets
Opening balance	7,919	6,612	6,945
Expected yield of insurance contracts	353	307	335
Employer contributions	836	1,931	886
Actuarial (gain) losses	—	—	—
Premiums paid	(2,304)	—	—
Benefits paid		(931)	(1,554)
Fair value of plan assets at year end	6,804	7,919	6,612
b) Present value of obligations
Opening balance	(6,998)	(4,975)	(5,070)
Net incorporation of Group companies		—	—
Service cost	(1,069)	(2,039)	150
Interest cost	—	—	—
Curtailment/settlement effect	—	—	—
Benefits paid	—	—	—
Past service cost	—	—	—
Actuarial (gain) losses	—	—	—
Other	2,109	16	(55)
Present value of obligations at year end	(5,958)	(6,998)	(4,975)
Net balance at year end	846	921	1,637

Plan expected profit:

	As of December 31,
	2018	2017	2016
Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2018	2017	2016
	(in millions of Ch$)

Current period service expenses	1,069	2,039	(150)
Interest cost	—	—	—
Expected yield from plan’s assets	(353)	(307)	(335)
Expected yield of insurance contracts linked to the Plan:	—	—	—
Extraordinary allocations	—	—	—
Actuarial (gain)/ losses recorded in the period	—	—	—
Past service cost	—	—	—
Other	—	—	—
Total	716	1,732	(485)

C.    Board Practices

Audit Committee

Board member	Position in Committee
Orlando Poblete	President
Rodrigo Vergara	Member
Félix de Vicente	Member

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the Board of Directors and the Committee Secretary is Juan Pedro Santa María. The Chief Executive Officer, General Counsel, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present on specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the independent registered public accounting firm and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

This committee is also responsible for:

●	Presenting to the Board of Directors a list of candidates for the selection of an external auditor to be proposed at the Annual Shareholders’ Meeting.

●	Presenting to the Board of Directors a list of candidates for the selection of rating agencies.

●	Overseeing and analyzing the results of the external audit and the internal reviews.

●	Coordinating the activities of internal auditing with the external auditors’ review.

●	Overseeing and coordinating the Bank’s operational risk policies.

●	Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.

●	Analyzing the external auditors’ reports and their content, procedures and scope.

●	Analyzing the rating agencies’ reports and their content, procedures and scope.

●	Obtaining information regarding the effectiveness and reliability of the internal control systems and procedures.

●	Analyzing the information systems performance, and its sufficiency, reliability and use in connection with decision-making processes.

●	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

●	Investigating suspicious and fraudulent activities (including conflicts).

●	Analyzing the reports of the inspection visits, instructions and presentations of the SBIF.

●	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

●	Informing the Board of Directors of accounting changes and their effects.

Integral Risk Committee

The Risk Committee of the Board is responsible for reviewing and monitoring all risks that may affect us, including reputational risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises risk in general. It also evaluates the reasonability of the systems for measurement and control of risks. This Committee includes six Board members. This committee also includes the Chief Executive Officer, the Director of Risk and other senior level executives from the commercial side of our business: The Board members of this committee are:

Board member	Position in Committee
Alfonso Gómez	President
Claudio Melandri	Member
Oscar von Chrismar	Member
Lucía Santa Cruz	Member
Blanca Bustamante	Member
Juan Pedro Santa María Pérez	Member

Asset and Liability Committee (ALCO)

The ALCO includes the Vice President of the Board and three additional members of the Board, the Chief Executive Officer, the Chief Financial Officer, the Corporate Financial Controller, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, and other senior members of management. The ALCO meets monthly. All limits reviewed by the ALCO are measured and prepared by the Market Risk Department. The non-Board members of the ALCO meet weekly to review liquidity, funding, capital and market risk related matters.

Board member	Position in Committee
Rodrigo Vergara	President
Oscar von Chrismar	Member
Félix de Vicente Mingo	Member
Alfonso Gómez	Member

The main functions of the ALCO are:

●	Making the most important decisions, approving the risk appetite and limits regarding our exposure to inflation, interest rate risk, inflation risk, funding, capital and liquidity levels.

●	Review of the evolution of the most relevant local and international markets and monetary policies.

The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

Risk	Measure
Interest rates	Sensitivity Capital
Sensitivity NIM
Regulatory limit 30 Days
Regulatory limit 90 Days
Inflation GAP

Liquidity	Liquidity coverage ratio
Net stable funding ratio
Stress tests
Structural liquidity limit
Wholesale funding limits
Deposit concentration
Asset encumbrance

Capital	Leverage ratio
Core capital ratio
BIS ratio
ROE - COE
RORAC - COE

Foreign exposures	Intergroup exposure: Derivatives, deposits, loans
Foreign assets: Derivatives, Deposits, Loans

Market Committee

The Market Committee includes the Chairman of the Board, the Vice Chairman of the Board, two additional members of the Board, the Chief Executive Officer, the Director of Corporate Investment Banking, the Chief Financial Officer, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Board member	Position in Committee
Oscar von Chrismar	President
Claudio Melandri	Member
Rodrigo Vergara	Member
Alfonso Gómez	Member

The Market Committee is responsible for:

●	Establishing a strategy for the Bank’s trading investment portfolio.

●	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

●	Reviewing the net foreign exchange exposure and limit.

●	Reviewing the results of the Bank’s client treasury business

●	Reviewing the evolution of the most relevant local and international markets and monetary policies.

Strategy Committee

Board member	Position in Committee
Claudio Melandri	President
Rodrigo Vergara	Member
Félix de Vicente	Member
Alfonso Gómez	Member
Lucía Santa Cruz	Member
Blanca Bustamante	Member
Oscar von Chrismar	Member

The Strategy Committee is in charge of our strategic planning process and follow-up, as well as the identification of broad business opportunities and threats.

Analysis and Resolution Committee

Board member	Position in Committee
Juan Pedro Santa María Pérez	President
Oscar von Chrismar	Member
Lucía Santa Cruz	Member

The Analysis and Resolution Committee defines and controls the compliance of policies, regulations and general and specific objectives regarding the prevention of money laundering and the financing of terrorism, in accordance with local rules and regulations as well as with the Santander Group.

Management Appointment Committee

Board member	Position in Committee
Félix de Vicente	President
Blanca Bustamante	Member
Oscar von Chrismar	Member

The Management Appointment Committee is in charge of the revision and application of policies and procedures of roles defined as “Key positions” and also the review of other positions within the organization in general.

Remuneration Committee

Board member	Position in Committee
Orlando Poblete	President
Alfonso Gómez	Member
Claudio Melandri	Member

The Remuneration Committee reviews the documentation referring to the evaluation and remuneration of roles defined as “Key positions” and other member of the organization in general.

D.    Employees

As of December 31, 2018, on a consolidated basis, we had 11,305 employees, 10,715 of whom were bank employees, 64 of whom were employees of our subsidiaries and 6526 were employees of entities controlled by the Bank through other considerations. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 8,487 or 75.1% were unionized. In February 2018, a new collective bargaining agreement was signed with the main unions, which will come into effect on September 1, 2018 and which expires on August 31, 2021, though it may be renegotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2018
Executives	800
Professionals	6,703
Administrative	3,802
Total	11,305

E.     Share Ownership

No director or executive officer owns more than 1% of the shares of Santander-Chile as of December 31, 2018. Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities of Santander-Chile to them. In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. See “Item 6—Directors, Senior Management and Employees—Compensation” for more details.

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

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2018, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchange and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at December 31, 2018 on the Chilean Stock Exchange was Ch$9,740,780 million and U.S.$14,086 million on the NYSE. At December 31, 2018, Santander-Chile had 11,431 holders of its ordinary shares registered in Chile, including The Bank of New York Mellon as Depositary (the “Depositary”) of Santander-Chile’s ADS Program. Other than the information disclosed in this section, there are no arrangements to the knowledge of Santander-Chile that can result in a change of control of Santander-Chile. As of December 31, 2018, there were a total of 28 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

 The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Santander Spain. The table below shows loans and accounts receivable and contingent loans with related parties. For more information, see “Note 36—Transactions with Related Parties” in our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report:

	As of December 31,
	2018				2017				2016
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	122,289	459	4,299	233	80,076	771	3,947	7,793	81,687	533	4,595	7,100
Mortgage loans	—	—	18,814	—	—	—	18,796	—	—	—	18,046	—
Consumer loans	—	—	5,335	—	—	—	4,310	—	—	—	3,783	—
Loans and accounts receivable:	122,289	459	28,448	233	80,076	771	27,053	7,793	81,687	533	26,424	7,100

Allowance for loan losses	(308)	(9)	(116)	(5)	(209)	(9)	(177)	(18)	(209)	(35)	(87)	(34)
Net loans	121,981	450	28,332	228	79,867	762	26,876	7,775	81,478	498	26,337	7,066

Guarantees	442,854	—	22,893	7,171	361,452	—	23,868	7,164	434,141	—	23,636	5,486

Contingent loans:
Personal guarantees	—	—	—	—	—	—	—	—	—	—	—	—
Letters of credit	5,392	—	2,060	44	19,251	—	—	33	27,268	—	—	—
Guarantees	445,064	—	3,364	—	377,578	—	—	—	437,101	—	—	—
Contingent loans:	450,456	—	5,424	44	396,829	—	—	33	464,369	—	—	—

Allowance for contingent loans	(1)	—	(18)	—	(4)	—	—	1	(5)	—	—	—

Net contingent loans	450,455	—	5,406	44	396,825	—	—	34	464,364	—	—	—

Loans (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and (c) did not involve more than the normal collection risk.

Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

●	a bank may not extend to any person or legal entity (or group of related entities), directly or indirectly, unsecured loans in an amount that exceeds 5.0% of the bank’s regulatory capital, or secured loans in an amount that exceeds 25.0% of its regulatory capital. In the case of foreign export trade finance, this 5.0% ceiling is raised to: 10.0% for unsecured financing, 30.0% for secured financing. This ceiling is raised to 15.0% for loans granted to finance public works under the concessions system contemplated in the Decree with Force of Law 164 of 1991, of the Ministry of Public Works, provided that either the loan is secured on the concession, or the loan is granted as part of a loan syndication;

●	a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;

●	a bank may not extend loans to another bank in an aggregate amount exceeding 30.0% of its regulatory capital;

●	a bank may not directly or indirectly grant a loan, the purpose of which is to allow the borrower to acquire shares in the lending bank;

●	a bank may not lend, directly or indirectly, to a Director or any other person who has the power to act on behalf of the bank, or to certain related parties; and

●	a bank may not grant loans to individuals or legal entities involved in the ownership or management of the bank, whether directly or indirectly (including holders of 1.0% or more of its shares), on more favorable terms than those generally offered to non-related parties. Loans may not be extended to senior executives and to companies in which such individuals have a participation of 5.0% or more of the equity or net earnings in such companies. The aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

We are not aware of any loans to any related parties exceeding the above lending limits.

The largest related party loan, which matures on June 13, 2019 and has an annual rate of U.S.$ + 0.0%, by the Bank is to Alliance & Leicester Commercial Bank Limited (Santander UK PLC), corresponds to a performance bond (boleta de garantía) and had an amount outstanding of U.S.$75 million, which was guaranteeing a corporate foreign trade loan. As this operation is a contingent loan, the Bank charges a fee which was 0.10% per annum.

The table below shows all other assets and liabilities with related parties:

	As of December 31,
	2018				2017				2016
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)
Assets
Cash and deposits in banks	189,803	—	—	—	74,949	—	—	—	187,701	—	—	—
Trading investments	—	—	—	—	—	—	—	—	—	—	—	—
Obligations under repurchase agreements	—	—	—	—	—	—	—	—	—	—	—	—
Financial derivative contracts	748,632	105,358	—	9	545,028	86,011	—	—	742,851	33,433	—	—
Available-for-sale investments	—	—	—	—	—	—	—	—	—	—	—	—
Other assets	38,960	51,842	—	—	8,480	118,136	—	—	4,711	67,454	—	—
Liabilities
Deposits and other demand liabilities	27,515	(21,577)	2,493	(480)	24,776	25,805	2,470	221	6,988	7,141	2,883	630
Obligations under repurchase agreements	6,501	—	329	68	50,945	—	—	—	56,167	—	—	—
Time deposits and other time liabilities	2,585,337	—	3,189	(838)	785,988	27,968	3,703	3,504	1,545,835	6,219	2,525	2,205
Financial derivative contracts	770,624	112,523	—	—	418,647	142,750	—	7,190	954,575	54,691	—	—
Interbank borrowings	—	—	—	—	—	—	—	—	6,165	—	—	—
Issued debt instruments	335,443	—	—	—	482,626	—	—	—	484,548	—	—	—
Other financial liabilities	6,807	—	—	—	4,919	—	—	—	8,970	—	—	—
Other liabilities	60,884	89,817	—	—	164,303	58,168	—	—	446	44,329	—	—

Other transactions with related parties

During the years ended December 31, 2018, 2017 and 2016, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	For the years ended December 31,
	2018				2017				2016
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	(in millions of Ch$)
Interest income and inflation-indexation adjustments	(53,256)	(156)	1,252	508	(43,892)	—	1,051	—	(39,279)	40	1,164	115
Fee and commission income and expenses	91,178	7,826	305	22	72,273	15,404	224	1	56,952	22,322	204	20
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	(566,677)	65,727	27	(12)	363,108	(48,453)	(3)	19	(343,963)	(48,373)	(88)	2
Other operating income and expenses	42	1,388	—	—	21,610	(1,454)	—	—	931	(2,239)	—	—
Key personnel compensation and expenses	—	—	(11,761)	—	—	—	(43,037)	—	—	—	(37,328)	—
Administrative and other expenses	(43,035)	(50,764)	—	—	(48,246)	(47,220)	—	—	(35,554)	(43,115)	—	—
Total	(571,748)	24,021	(10,177)	518	364,913	(81,723)	(41,765)	20	(360,913)	(71,365)	(36,048)	137

(*)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Only transactions with related parties equal to or greater than UF5,000 (Ch$138 million) are included individually in the table above. Transactions with related parties between UF1,000 (Ch$28 million) and up to UF5,000 are included in other transactions with related parties. All transactions were conducted at arm’s length.

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

Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of the date of the Audited Consolidated Financial Statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2018, the Bank and its subsidiaries have provisions for these legal actions of Ch$923 million and Ch$0 million, respectively (Ch$1,214 million and Ch$0 million as of December 31, 2017), which are included in “Provisions” in the Audited Consolidated Statements of Financial Position as provisions for contingencies.

Dividends and dividend policy

See “Item 3. Key Information—A. Selected Financial Data—Dividends.”

B.    Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Plan of Distribution

Not applicable

B.	Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchange. Each ADS represents 400 shares of common stock. ADRs have been issued pursuant to the amended and restated deposit agreement dated as of August 4, 2015. As of December 31, 2018, 66,215,000 ADSs were outstanding (equivalent to 326,486,000,071 shares of common stock or 14.05% of the total number of issued shares of common stock).

C.	Selling Shareholders

Not applicable.

D.	Dilution

Not applicable.

E.	Expenses of the Issue

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

Shareholder rights in a Chilean bank that is also an open stock (public) corporation are governed by (1) the corporation’s estatutos, which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, (2) the General Banking Law and (3) to the extent not inconsistent with the General Banking Law, by the provisions of Chilean Companies Law applicable to open stock corporations, except for certain provisions that are expressly excluded. Article 137 of the Chilean Companies Law provides that all provisions of the Chilean Companies Law take precedence over any contrary provision in a corporation’s estatutos. Both the Chilean Companies Law and our estatutos provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings.

The Chilean securities markets are principally regulated by the FMC under the Chilean Securities Market Law and the Chilean Companies Law. In the case of banks, compliance with these laws is supervised by the SBIF. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of non-controlling investors. The Chilean Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Law sets forth the rules and requirements for establishing open stock corporations while eliminating government supervision of closed (closely-held) corporations. Open stock (public) corporations are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10.0% of the subscribed capital (excluding those whose individual holdings exceed 10.0%), and all other companies that are registered in the Securities Registry of the FMC.

Santander-Chile is a bank providing a broad range of commercial and retail banking services, as well as a variety of financial services. Our objects and purposes can be found in Article 4 of our by-laws.

Board of Directors and Managers

Currently, the Board of Directors consists of nine directors and two alternates, elected by shareholder vote at Ordinary Shareholders’ Meetings. As a result of the resignation of Andreu Plaza López on March 12, 2019, the Board of Directors currently has one vacancy. The directors may be either shareholders or non-shareholders of the Company. There is no age limit for directors. On October 27, 2016, the SBIF authorized a reduction in the number of Board members from 11 to nine. This reduction and the corresponding amendment to Article 14 of the by-laws was approved by the shareholders at an Extraordinary Shareholders’ Meeting held on January 9, 2017 and entered into force at the Ordinary Shareholders’ Meeting, which took place on April 26, 2017. The directors may be shareholders or persons who are not members of the company.

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

Without prejudice to other legal disqualifications or conflicts of interest, the following persons cannot serve as directors: (a) a person who has been convicted or is on trial for crimes penalized with a principal or accessory penalty of temporary suspension or permanent disqualification to hold public positions or offices; (b) a debtor subject to a pending insolvency procedure for liquidation, (c) legislators; (d) directors or employees of any other financial institution; (e) employees of the Office of the President of Chile or employees or officials of the Treasury or of the Services, Fiscal or Semi-Fiscal Institutions, Autonomous Agencies, State-Owned Enterprises, and generally all the Public Services created by law, as well as those of companies, partnerships, or public or private entities to which the State or its companies, partnerships, or centralized or decentralized institutions have contributed the majority capital or a proportion equal thereto, or have a similar representation or participation, provided that the limitation prescribed in this letter (e) shall not apply to persons who hold teaching positions; and (f) Bank employees.

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

Vacancies that arise when a director ceases to be able to perform his or her duties, either because he becomes subject to any conflict of interest, limitation, or legal disqualification or because he is subject to a pending insolvency procedure for liquidation, or due to impossibility of serving, unjustified absence, death, resignation, or for another legal cause, shall be filled in the following manner: (a) vacancies of principal directors by alternate directors; and (b) in case of vacancies of alternate directors because of the application or circumstances not provided for in letter (a) above, or vacancies of principal directors which could not be filled as provided for in this letter because the alternate directors have become principal directors, the appropriate replacements shall be appointed at the first board of directors meeting to be held. The directors so designated shall remain in office until the next Ordinary Shareholders’ Meeting, at which the definitive appointments shall be made for the time remaining to complete the replaced directors’ terms.

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

The Board shall appoint a General Manager who is responsible for the management of the Bank’s business and represents the Bank in all its offices. The General Manager has the right to participate in discussions at Board meetings but may not vote at such meetings. The Board shall also appoint one or more Managers who are responsible for the transactions and business of the Bank at the offices, branch offices, divisions and services placed under their management. The Directors, Managers and other employees of the Bank shall be personally responsible for non-compliance with the Bank’s by-laws and other legal or regulatory provisions arising from the performance of their duties, and liable for such infringements which are effected with their knowledge.

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

The Board shall designate three Directors from among its members to serve on a committee of Directors which shall be governed by the provisions of Article 50bis of the Chilean Companies Law.

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

The summons to a Shareholders’ Meeting shall be given through a prominent notice to be published three times on different days in the Santiago newspaper which has been chosen at the Ordinary Shareholders’ Meeting, and in the absence of agreement or in the event of a suspension or disappearance of the designated newspaper’s circulation, in the Official Journal, at the time, in the form, and under the conditions stipulated by the Regulations of the Chilean Companies Law. Summonses to Extraordinary Shareholders’ Meetings shall state the topics which will be submitted to them. The summons to a meeting shall likewise be announced through a letter sent to the shareholders a minimum of fifteen days in advance of the date set for the meeting, which must contain a reference to the topics to be addressed at it. Failure to send said letter shall not invalidate the summons, without prejudice to legal liabilities. On a date no later than that of the first notice of a summons for an Ordinary Shareholders’ Meeting, each shareholder must be sent a copy of the Bank’s Annual Report and Balance Sheet, including the auditors’ opinion and its respective notes.

Quorum for Shareholders’ Meetings shall be established by the presence of as many shareholders as represent, directly or by proxy, at least an absolute majority of the issued voting shares. If said quorum is not satisfied, a new summons shall be given, for a meeting which must be scheduled to be held in the manner prescribed in Article 37 of our by-laws, indicating that it is a second summons and scheduling the new meeting to be held within the forty five days subsequent to the date scheduled for the meeting that was not held due to a lack of quorum. A meeting called by a second summons shall lawfully convene with the number of issued voting shares present or represented thereat.

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

The shareholders may have themselves represented at Meetings by another person, whether a shareholder or not, as is stipulated in the Chilean Companies Law.

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

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. Our ADS holders may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “Item 10.B.—Memorandum and Articles of Association—Preemptive Rights and Increases of Share Capital.” A dividend entitlement lapses after 5 years and the funds go to the Chilean Treasury.

Liquidation and Appraisal Rights

The Bank may be dissolved and liquidated if it is so resolved at an Extraordinary Shareholders’ Meeting, with the favorable vote of at least two thirds of the issued voting shares, and approved by the Superintendent of Banks and Financial Institutions.

Once the voluntary dissolution to which the preceding article refers has been resolved, the Shareholders’ Meeting at which it is resolved shall appoint a committee of three shareholders to proceed to the company’s liquidation. The liquidating committee so created shall act with the powers and obligations which the by-laws confer on the Board, and it shall keep the shareholders informed of the liquidation’s progress, shall summon Ordinary Shareholders’ Meetings on the dates scheduled for them, being authorized to likewise summon Extraordinary Shareholders’ Meetings. In all other respects the provisions of the Commercial Code, the applicable provisions of the Chilean Companies Law, and the corporate regulations which govern the company shall be followed. In accordance with the General Banking Law, our shareholders do not have appraisal rights.

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

Ownership Restrictions

Under Article 12 of the Chilean Securities Market Law and the regulations of the SBIF, shareholders of open stock corporations are required to report the following to the FMC and the Chilean stock exchanges:

●	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or disposing, directly or indirectly, 10.0% or more of an open stock corporation’s share capital; and

●	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10.0% or more of an open stock corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

In addition, majority shareholders must include in their report whether their purpose is to acquire control of the company or if they are making a financial investment. A beneficial owner of ADSs representing 10.0% or more of our share capital will be subject to these reporting requirements under Chilean law.

Under Article 54 of the Chilean Securities Market Law and the regulations of the FMC, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition at least 10 business days before the date on which the transaction is to be completed, but in any case, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquirer) through a filing with the FMC, the stock exchanges and the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

Prior to such publication, a written communication to such effect must be sent to the target corporation, to the controlling corporation, to the corporations controlled by the target corporation, to the FMC, and to the Chilean stock exchanges on which the securities are listed.

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

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the Superintendency of Securities and Insurance (now the FMC) provide that the following transactions must be carried out through a tender offer:

●	an offer which allows a person to take control of a publicly traded company, unless (i) the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange and (ii) those shares are acquired (a) through a capital increase, (b) as a consequence of a merger, (c) by inheritance or (d) through a forced sale; and

●	an offer for a controlling percentage of the shares of a listed company if such person intends to take control of the parent company (whether listed or not) of such listed company, to the extent that the listed company represents 75.0% or more of the consolidated net worth of the parent company.

In addition, Article 199 of the Chilean Securities Market Law requires that whenever a controlling shareholder acquires two thirds of the voting shares of a listed company, such controlling shareholder must offer to purchase the remaining shares from the non-controlling shareholders in a tender offer.

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

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person or group of persons acting (either directly or through other entities or persons) pursuant to a joint action agreement, to direct the majority of the votes at the shareholders’ meetings of the corporation, to elect the majority of members of its Board of Directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons with an agreement to act jointly that holds, directly or indirectly, at least 25.0% of the voting share capital, unless:

●	another person or group of persons acting pursuant to joint action agreement, directly or indirectly, controls a stake equal to or greater than the percentage controlled by such person or group of persons;

●	the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital (either directly or pursuant to a joint action agreement); or

●	in cases where the Superintendency of Securities and Insurance (now the FMC) has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Law, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:

●	a principal and its agents;

●	spouses and relatives within certain degrees of kinship;

●	entities within the same business group; and

●	an entity and its controller or any of the members of the controller.

Likewise, the FMC may determine that a joint action agreement exists between two or more entities considering, among other things, the number of companies in which they participate and the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at extraordinary shareholders’ meetings.

According to Article 96 of the Chilean Securities Market Law, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or in the acquisition of securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

●	a company and its controller;

●	all the companies with a common controller together with that controller;

●	all the entities that the FMC declares to be part of the business group due to one or more of the following reasons:

●	a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties;

●	the company has a significant level of indebtedness and the business group has a material participation as a lender or guarantor;

●	any member of a group of controlling entities of a company mentioned in the first two bullets above and there are grounds to include it in the business group; or

●	the company is controlled by a member of a group of controlling entities and there are grounds to include it in the business group.

Article 36 of the General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10.0% of the shares of a bank without the prior authorization of the FMC, which may not be unreasonably withheld. The prohibition would also apply to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the FMC considers a number of factors enumerated in Article 28 of the General Banking Law, including, among others (i) the financial stability of the purchasing party and (ii) the legitimacy of the purchasing party.

According to Article 35bis of the General Banking Law, the prior authorization of the FMC is required for:

●	the merger of two or more banks;

●	the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank;

●	the control by the same person, or controlling group, of two or more banks; or

●	a substantial increase in the existing control of a bank by a controlling shareholder of that bank.

The FMC may deny its authorization with an accompanying resolution recording the specific reasons for denying the authorization and with the agreement of a majority of the Board of Directors of the Central Bank, provided there is notice of such agreement within 10 banking business days (which may be extended under Law 18,840).

According to the General Banking Law, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the New General Banking Law provides that the FMC will determine, by means of a general rule, who must be considered a related party of the bank. In addition, the FMC will establish rules to determine if certain persons constitute a group of related parties in one or more of the following circumstances: (i) business or administrative relationships that allow a person to exercise relevant and permanent influence over another’s decisions; (ii) an assumption will be made that the loans granted to one person will be used in benefit of the other; and (iii) an assumption will be made that diverse persons maintain relationships that create a unit of economic interests. Finally, according to the regulations of the SBIF, Chilean banks that issue ADSs are required to inform the SBIF if any person, directly or indirectly, acquires ADSs representing 5.0% or more of the total amount of shares of capital stock issued by such bank.

Article 16bis of the General Banking Law provides that the individuals or legal entities that, individually or with other people, directly control a bank and who individually own more than 10.0% of its shares must send to the FMC reliable information on their financial situation with the content and in the opportunity set forth in a general rule issued by the FMC, which will not exceed the information required for open-stock corporations (sociedad anónima abierta).

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

The description of Chilean tax laws set forth below is based on Chilean laws in force as of the date of this Annual Report and can be subject to any changes in such laws occurring after the date of this Annual Report. Although it is uncommon, legal changes can be made on a retroactive basis. However, changes in regulations or interpretations held by the Chilean tax authorities may not be used retroactively against taxpayers who acted in good faith relying on such modified regulations or interpretations.

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

The Income Tax Law provides that a Foreign Holder is subject to income taxes on his or her Chilean-sourced income. For these purposes, Chilean source income means earnings from activities performed within Chilean territory or from sale, disposition or other transactions in connection with assets or goods located in Chile. Indirect sale regulations may also attribute Chilean sourced income.

Taxation of Dividends

Cash dividends paid by us with respect to shares of our common stock held by a Foreign Holder, including shares represented by ADSs, will be subject to a 35% Chilean Withholding Tax (“WHT”), which is withheld and paid over by us.

If we have paid CIT on the income from which the dividend is paid, a credit for the CIT (reduced, in certain circumstances by a related fiscal debit, as described below) effectively reduces the rate of WHT.

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

To prove residency in a country with which Chile has a Double Tax Treaty, whether signed or in force, a Foreign Holder must produce a government-issued residence certificate, recognizing the taxpayer as a resident of the corresponding country. Foreign Holders are urged to consult with their tax advisers regarding all requirements to be entitled to the 100% CIT credit.

The effective rate of WHT on dividends paid by us will vary depending upon the rate of CIT. In order to determine the CIT credit available upon dividend distributions, earnings generated during the current year should be allocated first (at the rate in force during the year). Distributions made in excess of current year earnings would be entitled to use as CIT credit the average rate applied to the accumulated earnings generated from January 1, 2017.

The example below illustrates the effective Chilean WHT burden on a cash dividend received by a Foreign Holder, assuming a WHT rate of 35.0%, a statutory CIT rate of 27.0% and a distribution of all of the net proceeds available after payment of the CIT.

100% Credit available

Taxable income	U.S.$100
CIT (27.0% of U.S.$100)	(27.0)
Net proceeds available	73.0
Dividend payment	73.0
Withholding Tax (35.0% of the sum of the dividend (U.S.$73.0) and the available CIT credit (U.S.$27.0)	35.0
CIT credit	(27.0)
Payable WHT	8.0
Net dividend received	65 (73.0-8.0)
11.0%
Effective dividend withholding tax rate	(8.0/73.0)

65% Credit available

Taxable income	U.S.$100
CIT (27.0% of U.S.$100)	(27.0)
Net proceeds available	73.0
Dividend payment	73.0
Withholding Tax (35.0% of the sum of the dividend (U.S.$73.0) and the available CIT credit (U.S.$27.55)	35.0
CIT credit	(27.00)
CIT debit	9.45
Payable WHT	17.45
Net dividend received	55.55 (73.0-17.45)
24.0%
Effective dividend withholding tax rate	(17.45/73.0)

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

The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement states that the highest price at which shares of common stock were exchanged on the Santiago Stock Exchange on the date of the exchange generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement made on the date of the exchange will not generate a capital gain subject to taxation in Chile. In the case where ADSs were exchanged for shares and the subsequent sale of the shares is made on a different day from the one on which the exchange is recorded in the shareholders’ registry of the issuer, capital gains subject to taxation in Chile may be generated, depending on the difference between the acquisition value and the sale price.

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

Consequently, as we have included this clause in the form of ADRs attached to the deposit agreement, the capital gain that might be generated if the shares received in exchange for ADSs were sold within two days prior to the date on which the exchange is recorded in the shareholders’ registry of the issuer, will not be subject to Chilean taxation. Distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation.

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

Tax Modernization Bill

On August 23, 2018, the President of Chile sent to the National Congress, Bill No. 107-366 containing the Tax Modernization Project.

Among its changes, this bill proposes a single, fully integrated tax regime with a CIT rate of 27% under which CIT paid would be fully creditable against tax imposed on the shareholder.

If this bill becomes effective, the Attributed Income Regime (Sistema de Renta Atribuida) and the Semi-Integrated Regime (Sistema Parcialmente Integrado) introduced by the previous tax reform would be repealed and taxpayers who, as of December 31, 2018, are subject to the current regimes would be considered as fully entitled to the new general regime as of January 1, 2019.

This bill proposes to restore the integrated CIT regime, where 100% of the taxes paid under the concept of CIT can be used as a credit against WHT. Thus the combined Chilean tax burden for Foreign Holders would be 35% irrespective of whether a Double Tax Treaty is in place with the country of the investor. In other words, by virtue of being entitled to this credit, the residency of the shareholder who receives the dividends will cease to be relevant.

Changes introduced by this bill are not definitive. This project is still in discussion before the Chilean National Congress and cannot be considered as currently in force.

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of shares of our common stock or ADSs to U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such common stock or ADSs. The discussion applies only if you are a U.S. holder holding shares of our common stock or ADSs as capital assets for U.S. federal income tax purposes. It does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including the alternative minimum tax and the Medicare contribution tax, nor does it describe all tax consequences that may be relevant to U.S. holders subject to special rules, such as:

●	certain financial institutions;

●	insurance companies;

●	dealers and traders in securities who use a mark-to-market method of tax accounting;

●	persons holding shares or ADSs as part of a hedge, “straddle,” conversion transaction, integrated transaction or similar transaction;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

●	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

●	persons holding shares of our common stock or ADSs that own or are deemed to own ten percent or more of the voting power or value of our stock;

●	persons who acquired shares of our common stock or ADSs pursuant to the exercise of any employee stock option plan or otherwise as compensation; or

●	persons whose shares or ADSs are held in connection with a trade or business conducted outside the United States.

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

As used herein, a “U.S. holder” is a person that for U.S. federal income tax purposes is a beneficial owner of shares of our common stock or ADSs and is:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, a state thereof or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Taxation of Distributions

Distributions paid on shares of our common stock or ADSs, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders may be taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded. You should consult your tax advisers to determine whether the favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at the favorable rates. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective rate (after credit for CIT) as described above under “ — Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Taxation of Dividends.” You should consult with your tax adviser to determine the amount considered withheld with respect to a distribution if you are subject to the Attributed Income Regime for Chilean tax purposes, as described above under “—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Chilean Taxation.” The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations that may vary depending upon your circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, Chilean taxes withheld from cash dividends on shares of our common stock or ADSs, reduced by the credit for any CIT, as described above under “—Chilean Taxation,” generally will be creditable against your U.S. federal income tax liability. If you are subject to the Attributed Income Regime, as described above under “—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Chilean Taxation,” amounts paid by you or withheld by us, reduced by the credit for any CIT, may be creditable for U.S. tax purposes. If creditable, it is uncertain whether such tax would be creditable in the year the Chilean tax is imposed, irrespective of whether a distribution is actually made. You should consult your tax adviser concerning the creditability and timing issues pertaining to such tax. If, however, the Proposed U.S.-Chile Treaty becomes effective, any Chilean income taxes withheld from dividends on shares or ADSs in excess of the rate provided by the treaty will not be creditable by a U.S. holder who is eligible for the benefits of the treaty. The rules governing foreign tax credits are complex and you should consult your tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (the “Proposed Regulations”), which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2018. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held an ADS or a share of our common stock, certain adverse tax consequences could apply to you.

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

Certain U.S. holders may be required to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution).You should consult your tax advisers regarding any reporting obligations you may have with respect to shares of our common stock or ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The documents concerning us which are referred to in this Annual Report may be inspected at our offices at Bandera 140, 20th floor, Santiago, Chile. We are subject to the information reporting requirements of the Exchange Act, except that, as a foreign issuer, we are not subject to the proxy rules or the short-swing profit and disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-732-0330. The SEC maintains a website on the Internet at http://www.sec.gov that contains reports and information statements and other information about us. The reports and information statements and other information about us can be downloaded from the SEC’s website or our investor relations website www.santandercl.gcs-web.com and can also be inspected and copied at the offices of the NYSE, Inc., 20 Broad Street, New York, New York 10005. None of the information contained on our website is incorporated by reference into, or forms part of, this Annual Report.

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

●	Credit risk

●	Market risk

●	Operational risk

●	Cybersecurity

●	Solvency risk (BIS)

●	Legal risks

●	Compliance risks

●	Reputational risks

This Committee includes 6 Board members. This committee also includes the CEO, the Director of Risk and other senior level executives from the commercial side of our business: The Board members of this committee are:

Board member	Position in Committee
Alfonso Gomez Morales	President
Claudio Melandri Hinojosa	Member
Oscar von Chrismar Carvajal	Member
Juan Pedro Santa María Pérez	Member
Lucía Santa Cruz Sutil	Member
Blanca Bustamante Bravo	Member

B. Audit Committee

Board member	Position in Committee
Orlando Poblete Iturrate	President
Felix de Vicente Mingo	Member
Rodrigo Vergara Montes	Member
Juan Pedro Santa María Pérez	Secretary

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the Board of Directors and the Committee Secretary is Juan Pedro Santa María. The Chief Executive Officer, General Counsel, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present on specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the independent registered public accounting firm and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

C. Asset and Liability Committee

The ALCO includes the Vice-President of the Board and three additional members of the Board, the Chief Executive Officer, the Chief Financial Officer, the Corporate Financial Controller, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, and other senior members of management. The ALCO meets monthly. All limits reviewed by the ALCO are measured and prepared by the Market Risk Department. The non-Board members of the ALCO meet weekly to review liquidity, funding, capital and market risk related matters.

Board member	Position in Committee
Rodrigo Vergara Montes	President
Oscar von Chrismar Carvajal	Member
Alfonso Gomez Morales	Member
José Félix de Vicente Mingo	Member

The main functions of the ALCO are:

●	Making the most important decisions, approving the risk appetite and limits regarding our exposure to inflation, interest rate risk, inflation risk, funding, capital and liquidity levels.

●	Review of the evolution of the most relevant local and international markets and monetary policies.

The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

Risk	Measure
Interest rates	Sensitivity Capital
Sensitivity NIM
Regulatory limit 30 Days
Regulatory limit 90 Days
Inflation GAP

Liquidity	Liquidity coverage ratio
Net stable funding ratio
Stress tests
Structural liquidity limit
Wholesale funding limits
Deposit concentration
Asset encumbrance

Capital	Leverage ratio
Core capital ratio
BIS ratio
ROE - COE
RORAC - COE

Foreign exposures	Intergroup exposure: Derivatives, deposits, loans
Foreign assets: Derivatives, Deposits, Loans

D.	Market Committee

The Market Committee includes the Chairman of the Board, the Vice Chairman of the Board, two additional members of the Board, the Chief Executive Officer, the Director of Corporate Investment Banking, the Chief Financial Officer, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Board member	Position in Committee
Oscar von Chrismar Carvajal	President
Claudio Melandri Hinojosa	Member
Rodrigo Vergara Montes	Member
Alfonso Gomez Morales	Member

The Market Committee is responsible for:

●	Establishing a strategy for the Bank’s trading investment portfolio.

●	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

●	Reviewing the net foreign exchange exposure and limit.

●	Reviewing the results of the Bank’s client treasury business

●	Reviewing the evolution of the most relevant local and international markets and monetary policies.

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

The Board has delegated the duty of credit risk management to the Risk Committee, as well as to the Bank’s risk departments, whose roles are summarized below:

●	Formulate credit policies by consulting with the business units, meeting requirements of guarantees, credit evaluation, risk rating and submitting reports, documentation and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

●	Establish the structure to approve and renew credit requests. The Bank structures credit risks by assigning limits to the concentration of credit risk in terms of individual debtor, debtor group, industry segment and country. Approval levels are assigned to the corresponding officials of the business unit (commercial, consumer, SMEs) to be exercised by that level of management. In addition, those limits are continually revised. Teams in charge of risk evaluation at the branch level interact on a regular basis with customers; however, for larger credit requests, the risk team from the head office and the Executive Risk Committee works directly with customers to assess credit risks and prepare risk requests.

●	Limit concentrations of exposure to customers or counterparties in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating and liquidity.

●	Develop and maintain the Bank’s credit risk classifications for the purpose of classifying risks according to the degree of exposure to financial loss that is exhibited by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.

●	Revise and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits prior to loan approvals for customers or prior to the acquisition of specific investments. Credit renewal and reviews are subject to similar processes.

The following diagram illustrates the governance of our credit risk division including the committees with approval power:

(1)       Includes various approval committees for the Middle Market and high net worth clients.

2.	Non-financial risks

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

The Bank has created a Cybersecurity Framework which defines the governance and policies on preventing and confronting cybercrime. The Chief of Cybersecurity or CISO (Chief Information Security Officer) has been defined as the officer responsible for cybersecurity, a function performed by the Director of Technology and Operations. Embedded in the Bank’s Technology and Operations division is the Technology and Operations Risk Department, which is the front line of defense against cyber-security threats and data security. In addition, the Non-Financial Risk Department through the Cyber Risk (a new specialized area) enforces the policies and controls that the different areas must follow regarding technology and cyber-security risks. In turn, there is a group of supervisory bodies that include the Cybersecurity Committee, the Non-Financial Risk Committee, the Chief Executive Officer’s Management Committee and the Board’s Integral Risk Committee. All this architecture has been created with the aim of identifying cyber risks, the development of a culture and education in cybersecurity, the creation of cyber scenarios to anticipate potential threats, and the fulfillment of the regulatory framework set by the authorities.

Finally, the intelligence and analysis function has also been reinforced by contracting bank threat monitoring service, and progress has been made in the incident registration, notification and escalation mechanisms for internal reporting and reporting to supervisors. In addition, observation and analytical assessment of the events in the sector and in other industries enables us to update and adapt our models for emerging threats. We also coordinate with Santander Spain’s headquarters and units in other countries regarding strategy, best practices and communicating of experiences. Among other things, we have implemented, or are currently in the process of implementing, the following controls to limit cybersecurity threats:

●	Contracting a Tier IV data center.

●	Reducing the technological obsolescence of our databases, operating systems, end points, network devices, virtual servers and ATMs.

●	Establishing two-factor authentication for certain wire instructions to verify significant wire transactions.

●	Developing employee education, including mandatory training on cybersecurity risks and phishing and subsequent testing through ethical phishing.

●	Constantly monitoring the web and blocking Internet domains that are similar to the company’s actual domain name.

●	Establishing law enforcement contacts and legal procedures to prosecute cybercrime.

●	Obtaining insurance coverage to cover potential losses.

●	Continuously checking for updates on the latest business email compromise scams.

●	Building a media room to monitor cybersecurity events globally.

●	Replacing all of our client’s credit cards that do not have a chip to reduce fraud.

●	Installing advanced tools in anti-malware.

●	Increasing segregation of IT networks.

●	Improving access control to our installations.

●	Prohibiting trading of the Bank’s securities if a material cybersecurity event occurs.

During 2018, the Bank did not face a material loss due to cybersecurity breaches and even though we have thorough cybersecurity practices and governance in place, we cannot assure that in the future a material event will not occur.

Role of Grupo Santander’s Global Risk Division: Operational Risk

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

Market risk is the risk of losses due to unexpected changes in interest rates, foreign exchange rates, inflation rates and other rates or prices. We are exposed to market risk mainly as a result of the following activities:

●	trading in financial instruments, which exposes us to interest rate and foreign exchange rate risk;

●	engaging in banking activities, which subjects us to interest rate risk, since a change in interest rates affected gross interest income, gross interest expense and customer behavior;

●	engaging in banking activities, which exposes us to inflation rate risk, since a change in expected inflation affects gross interest income, gross interest expense and customer behavior;

●	trading in the local equity market, which subjects us to potential losses caused by fluctuations of the stock market; and

●	investing in assets whose returns or accounts are denominated in currencies other than the Chilean peso, which subjects us to foreign exchange risk between the Chilean peso and such other currencies.

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

Role of Grupo Santander’s Global Risk Division: Market Risk

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

4.	Market Risk: Quantitative Disclosure

Impact of inflation

●	Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan, deposit and other liabilities are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$27,565.79 at December 31, 2018, Ch$ 26,798.14 at December 31, 2017 and Ch$26,347.98 at December 31, 2016. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 2.9% in 2018, 1.7% in 2017 and 2.8% in 2016. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

●	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities.

●	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates or inflation. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2018, the gain from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled Ch$18,799 million compared to a gain of Ch$15,408 million in 2017 and a loss of Ch$42,420 million in 2016. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging was Ch$4,432,261 million in 2018, Ch$4,340,626 million in 2017 and Ch$4,659,534 million in 2016.

●	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was Ch$126,260 million in 2018, Ch$73,050 million in 2017 and Ch$133,702 million in 2016. The 72.8% increase in the results from our UF gap was due to the higher gap in 2018 compared to 2017 and the higher UF inflation rate in 2018 compared to 2017.

	As of December 31,			% Change	% Change
Impact of inflation on net interest income	2018	2017	2016	2018/2017	2017/2016
	(in millions of Ch$)
Results from UF GAP (1)	126,260	73,050	133,702	72.8%	(45.4%)
Annual UF inflation	2.9%	1.7%	2.8%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

●	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. See “Item 5.Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 30.6%, 29.8% and 29.0% for the years ended December 31, 2018, 2017 and 2016, respectively.

Interest rate sensitivity

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. (See “Item 5.Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation—Peso-denominated assets and liabilities”). An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

As of December 31, 2018 and 2017, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2018	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	2,065,411	—	—	—	2,065,411	—	—	—	—	2,065,411
Cash items in process of collection	353,757	—	—	—	353,757	—	—	—	—	353,757
Financial assets held for trading	—	1,064	—	11,642	12,706	16,331	20,080	27,924	64,335	77,041
Investments under resale agreements	—	—	—	—	—	—	—	—	—	—
Financial derivative contracts	—	111,268	128,024	543,722	783,014	723,622	552,133	1,041,866	2,317,621	3,100,635
Loans and accounts receivables at amortised cost (*)	238,212	3,295,003	2,323,442	4,880,726	10,737,383	5,474,289	3,236,349	10,765,393	19,476,031	30,213,414
Loans and account receivable at FVOCI (**)	—	—	—	25,294	25,294	4,949	—	38,451	43,400	68,694
Debt instruments at FVOCI	—	2,391,329	—	1	2,391,330	86	—	2,907	2,993	2,394,323
Equity instruments at FVOCI	—	—	—	—	—	—	—	483	483	483
Guarantee deposits (margin accounts)	170,232	—	—	—	170,232	—	—	—	—	170,232
Total financial assets	2,827,612	5,798,664	2,451,466	5,461,385	16,539,127	6,219,277	3,808,562	11,877,024	21,904,863	38,443,990

Financial liabilities
Deposits and other demand liabilities	8,741,417	—	—	—	8,741,417	—	—	—	—	8,741,417
Cash items in process of being cleared	163,043	—	—	—	163,043	—	—	—	—	163,043
Obligations under repurchase agreements	—	48,545	—	—	48,545	—	—	—	—	48,545
Time deposits and other time liabilities	122,974	5,248,418	4,108,556	3,326,199	12,806,147	191,547	6,137	63,988	261,672	13,067,819
Financial derivative contracts	—	131,378	120,361	349,551	601,290	495,789	471,185	949,464	1,916,438	2,517,728
Interbank borrowings	39,378	16,310	404,575	1,188,692	1,648,955	139,671	—	—	139,671	1,788,626
Issued debt instruments	—	71,465	39,267	745,830	856,562	2,431,849	1,549,743	3,277,079	7,258,671	8,115,233
Other financial liabilities	179,681	934	2,412	22,844	205,871	9,261	92	176	9,529	215,400
Guarantees received (margin accounts)	540,091	—	—	—	540,091	—	—	—	—	540,091
Total financial liabilities	9,786,584	5,517,050	4,675,171	5,633,116	25,611,921	3,268,117	2,027,157	4,290,707	9,585,981	35,197,902

(*)	Loans and accounts receivables at amortized cost are presented on a gross basis, The amount of allowance is Ch$882,414 million.

(**)	Loans and accounts receivables at FVOCI are presented on a gross basis, The amount of allowance is Ch$106 million.

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2018, 2017 and 2016, in each case together with the related average nominal interest rates paid thereon.

	2018			2017			2016
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	117,885	0.3%	2.7%	117,305	0.3%	1.6%	116,339	0.3%	2.5%
Time deposits	13,154,916	35.3%	2.8%	13,146,520	37.0%	2.9%	13,620,848	38.6%	3.3%
Central Bank borrowings	4	0.0%	6.0%	6	0.0%	2.2%	871	0.0%	3.4%
Repurchase agreements	291,913	0.8%	2.3%	294,368	0.8%	2.3%	121,875	0.3%	2.4%
Mortgage finance bonds	28,685	0.1%	8.0%	38,714	0.1%	7.0%	52,414	0.1%	8.1%
Other interest bearing liabilities	9,401,475	25.3%	4.8%	8,632,128	24.3%	4.0%	7,856,201	22.3%	5.0%
Subtotal interest-bearing liabilities	22,994,878	61.8%	3.6%	22,229,041	62.6%	3.3%	21,768,548	61.8%	3.7%

Non-interest bearing liabilities
Non-interest bearing deposits	6,763,546	18.2%		6,117,644	17.2%		5,753,622	16.3%
Derivatives	2,020,857	5.4%		2,175,063	6.1%		2,724,994	7.7%
Other non-interest bearing liabilities	2,170,906	5.8%		1,997,799	5.6%		2,156,015	6.1%
Shareholders’ equity	3,263,155	8.8%		3,001,680	8.5%		2,840,843	8.1%
Subtotal non-interest bearing liabilities and equity	14,218,464	38.2%		13,292,186	37.4%		13,475,474	38.2%
Total liabilities	37,213,342	100.0%		35,521,228	100.0%		35,244,020	100.0%

Foreign exchange fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate depreciated 13.1% in 2018 and appreciated 7.8% in 2017. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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

Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2018, 2017 and 2016, the Bank’s spot position in foreign currency held more liabilities than assets in foreign currencies, mainly U.S. dollars as a result of an ample supply of U.S.$ deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. This difference is usually hedged using forwards and cross-currency swaps. In general, the Bank is not permitted, due to guidelines set by the ALCO and the Market Committee, to open a meaningful gap in foreign currency. Therefore, all foreign currency risk is included in the trading portfolio and is measured using VaR. The average VAR of our foreign currency position was U.S.$1.14 million in 2018. The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

As of December 31, 2018, the net difference between assets and liabilities in foreign currency was a net liability position of U.S.$8.2 million. The average gap, be it a net asset or liability position in foreign currency, in 2018 was U.S.$ 21.5 million or 0.0% of our total assets. Both figures include derivatives used to hedge foreign currency risk.

Below is a graph that illustrates the net daily foreign currency position in 2018.

We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position, which is equivalent to the maximum differential allowed between assets and liabilities in foreign currencies, including hedging of this gap. The limit on the size of the net foreign currency position is determined by the Market Committee and is calculated and monitored by the Market Risk Department. At December 31, 2018, this was equal to U.S.$ 350 million. This limit in various other currencies is as follows:

Currency	Limit (in millions of U.S.$)
U.S. dollars	350
Euros	110
Yen	27
British pound	20
Mexican peso	30
Brazilian real	30
Colombian peso	30
Peruvian Sol	20
Other European currencies	30
Other Latin American currencies	30
Other currencies	47.5
Total Limit	350

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

Liquidity risk management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated. The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO has determined that our liquidity portfolio must be comprised of cash plus assets that can be readily convertible into cash either through the Chilean Central Bank window, overnight deposits or instruments or the local secondary market. The management of the Bank’s liquidity portfolio is performed by the Financial Management Division under rules determined by the ALCO and based on classifications by the SBIF and the Bank’s management.

	December 31, 2018	December 31, 2017
	Ch$ million
Balance as of:
Financial investments for trading	77,041	485,736
Available-for-sale investments	2,394,323	2,574,546
Encumbered assets (net) (1)	(48,843)	(268,330)
Net cash (2)	149,321	(37,628)
Net interbank deposits (3)	967,095	768,595
Total liquidity portfolio	3,538,937	3,522,919

	December 31, 2018	December 31, 2017
	Ch$ million
Average balance as of:
Financial investments for trading	259,654	457,546
Available-for-sale investments	2,690,184	2,562,753
Encumbered assets (net) (1)	(134,408)	(254,563)
Net cash (2)	109,757	(49,425)
Net interbank deposits (3)	613,259	1,025,280
Total liquidity portfolio	3,538,446	3,741,591

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(2)	Total cash minus reserve requirement of the Central Bank

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

The Central Bank also requires us to comply with the following liquidity limits:

●	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2018 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 25%, thus resulting in our compliance.

●	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2018 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 0%, as the Bank had more foreign currency assets than liabilities for the calculation of this limit, thus resulting in our compliance.

●	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2018 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) two times our capital and reserves was 39%, thus resulting in our compliance.

New liquidity requirements in line with BIS III

The SBIF and the Chilean Central Bank published new liquidity corporate governance standards and ratios that must be implemented and calculated by all banks. These will eventually replace the current regulatory limits imposed by the SBIF and the Central Bank described above. These new liquidity standards are in line with those established in BIS III. The most important liquidity ratios that will eventually be adopted by Chilean banks are:

●	Liquid assets. The Bank’s must inform the liquid assets according to BIS III liquid levels. As of December 31, 2018 the breakdown of the Bank’s liquid assets by levels was the following:

December 31, 2018
Ch$ million
Balance as of:
Cash and cash equivalent	1,894,603
Level 1 liquid assets (1)	2,174,625
Level 2 liquid assets (2)	14,694
Total liquid assets	4,083,922

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

●	Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. By April 2019, Chilean banks will begin reporting their local LCR figures with a minimum level of 60%. This minimum will gradually rise to 100% by 2020. As of December 31, 2018 this indicator for Banco Santander Chile was 151.6%.

●	Net Stable Funding Ratio (NSFR) which will measure a bank’s stable funding sources over required stables needs both concepts also defined in the new regulations. As of December 31, 2018 this was 109.5% according to our internal liquidity model. The Central Bank and the SBIF are still making adjustments to the methodology for calculating this ratio and the initial limits banks must meet in order to comply with these new ratios have not been published yet. For this reason, and even though the Bank has advanced liquidity management models, we cannot assure that the implementation of this model will not have a material effect on our business and that the figure presented above may change.

Market risk management

The Bank’s internal management of market risk is based chiefly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:

●	trading portfolio;

●	local financial management portfolio; and

●	foreign financial management portfolio.

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

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor . Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2018, 2017 and 2016, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

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

In addition, the VaR methodology is subject to the following limitations:

●	Changes in market rates and prices may not be independent and identically distributed random variables, and may not have a normal distribution; in particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

●	The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate; In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;

●	A 1–day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day; it would not be possible to liquidate or cover all the positions in a single day;

●	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

●	The use of a 99% degree of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

●	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

At no time in 2018, 2017 and 2016 did the Bank exceed the VaR limits in respect of the three components which comprise the trading portfolio: fixed–income investments, variable–income investments and foreign currency investments. We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. In 2018, the Bank remained within the maximum limit it had set for VaR, including those instances in which the actual VaR exceeded the estimate.

The high, low, and average levels for each component and each year below were as follows:

Consolidated	2018	2017	2016
	(in millions of U.S.$)
VaR:
High	5.23	5.71	3.95
Low	1.21	1.56	1.08
Average	2.01	3.01	2.25

Fixed–income investments:
High	2.54	5.51	2.71
Low	1.19	1.15	0.55
Average	1.71	2.36	1.33

Variable–income investments:
High	0.01	0.01	0.03
Low	0.00	0.00	0.00
Average	0.00	0.00	0.00

Foreign currency investments:
High	4.29	4.21	3.83
Low	0.09	0.53	0.61
Average	1.14	1.71	1.91

Market risk – local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non–trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank performs a simulation of scenarios, which will be calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 bps in all its segments) and their value in the base scenario (current market). All the inflation–indexed local currency (UF) positions are adjusted by a sensitivity factor of 0.57, which represents a 57 basis point change in the rate curve for the real rates and a 100 basis point change for the nominal rates. The same scenario is performed for the net foreign currency positions and the interest rates in U.S. dollars. The Bank has also established limits in regard to the maximum loss which these interest rate movements could impose on the capital and net financial income budgeted for the year.

Limitations of the sensitivity models

The most important assumption is the use of a 100 basis point change in the yield curve (57 basis points for the real rates). The Bank uses a 100 basis point change because sudden changes of that magnitude are considered realistic. The Santander Spain Global Risk Department has established comparable limits by country, to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted with consideration for the following limitations:

●	The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated General Balance Sheet and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

●	This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.

●	The model takes no account of the sensitivity of volumes which results from interest rate changes.

●	The limits to losses of budgeted financial income are calculated on the basis of the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market Risk – Financial management portfolio – December 31, 2018, 2017 and 2016

	2018		2017		2016
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	48,000	192,001	48,000	175,000	48,000	175,000
High	43,742	189,725	(37,148)	(141,287)	30,853	146,208
Low	27,854	170,450	(22,958)	(112,818)	21,978	108,249
Average	37,569	180,972	(29,110)	(128,506)	26,119	120,159

Financial management portfolio – foreign currency (in millions of U.S.$)
Loss limit	30	75	30	75	30	75
High	12	38	16	42	14	35
Low	4	(10)	4	15	6	13
Average	9	22	10	23	10	26

Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	48,000	192,002	48,000	175,000	48,000	175,000
High	45,492	192,848	(38,249)	(142,442)	31,764	145,566
Low	29,167	168,766	(23,571)	(112,277)	23,088	107,959
Average	38,908	182,557	(29,948)	(128,360)	27,390	119,632

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2018. This information is sent to the SBIF on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the Board of Directors.

Regulatory Market Risk	As of December 31, 2018
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	225,471
Foreign currency risk of trading portfolio	2,800
Risk from interest rate options	61,648
Risk from foreign currency options	140
Total market risk of trading portfolio	290,059
10% x Risk-weighted assets	3,001,948
Subtotal	3,292,007
Limit = Regulatory Capital	4,043,470
Available margin	751,463

Non-trading portfolio market risk
Short-term interest rate risk	88,477
Inflation risk	85,778
Long-term interest rate risk	1,063,517
Total market risk of non-trading portfolio	1,237,772

Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	88,477
Exposure to inflation risk	85,778
Limit: 22% of (net interest income + net fee income sensitive to interest rates)	311,223

Available margin	136,968
Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	1,063,517
35% of regulatory capital	1,415,215
Available margin	351,698

Derivative activities

At December 31, 2018, 2017 and 2016, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. Notional amounts are not recorded on the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The SBIF recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

●	When a cash flow hedge exists, the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

●	When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement. Hedged items in the balance sheet are presented at their market value.

●	When a hedge of foreign investment exposure exists (i.e. investment in a foreign branch), the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

In order to reduce the credit risk in its derivative contracts, the Bank has entered into Credit Support Annex (CSA) agreements with the majority of its counterparties, which include obligations to post daily cash collateral. The majority of the agreements include an obligation to post collateral with a threshold amount of zero. In the table below we identify those contracts with CSA and breakdown the fair value of our derivative portfolio by collateral threshold requirements for 2018 and 2017.

Fair value of derivative contracts	2018		2017
	Asset	Liabilities	Asset	Liability

Derivative contracts with zero threshold collateral amount in CSA	2,639,835	2,133,149	1,898,220	1,773,471
Derivative contracts with threshold collateral amounts in CSA that are greater than zero	344,520	262,683	221,030	316,840
Derivative contracts without CSA agreements	116,280	121,896	119,397	49,177
Total	3,100,635	2,517,728	2,238,647	2,139,488

We classify some of our derivative financial instruments as being financial assets held for trading, due to the guidelines from the SBIF. We enter into derivative contracts with some clients who seek hedging instruments. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We also use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of December 31, 2018, 2017 and 2016:

Derivative financial instruments portfolio	As of December 31, 2018
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	80,000	491,600	1,191,012	14,789	9,188
Cross currency swaps	—	1,276,909	6,706,197	96,357	36,708
Subtotal	80,000	1,768,509	7,897,209	111,146	45,896

Cash Flow hedge derivative instruments
Currency forwards	205,750	168,151	—	—	8,013
Cross currency swaps	1,920,900	1,970,412	9,191,209	79,859	32,712
Subtotal	2,126,650	2,138,563	9,191,209	79,859	40,725

Derivative instruments for trading
Currency forwards	15,301,943	13,080,875	6,062,183	613,063	466,741
Interest rate swaps	12,024,095	22,064,681	69,453,618	723,870	577,835
Cross currency swaps	2,173,111	8,853,306	68,976,339	1,568,365	1,385,314
Call currency options	26,731	60,235	57,579	4,332	854
Call interest rate options	—	—	—	—	—
Put currency options	23,411	50,445	56,392	—	363
Subtotal	29,549,291	44,109,542	144,606,111	2,909,630	2,431,107
Total	31,755,941	48,016,614	161,694,529	3,100,635	2,517,728

Derivative financial instruments portfolio	As of December 31, 2017
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	—	162,985	1,554,171	23,003	1,424
Cross currency swaps	—	715,701	5,362,772	15,085	65,724
Subtotal	—	878,686	6,916,943	38,088	67,148

Cash Flow hedge derivative instruments
Currency forwards	801,093	218,982	—	39,233	59
Cross currency swaps	421,428	1,637,604	6,672,566	36,403	128,355
Subtotal	1,222,521	1,856,586	6,672,566	75,636	128,414

Derivative instruments for trading
Currency forwards	17,976,683	10,679,327	3,091,393	412,994	502,555
Interest rate swaps	9,069,964	14,389,389	46,342,779	467,188	392,366
Cross currency swaps	2,963,641	7,503,144	47,111,371	1,241,632	1,042,120
Call currency options	190,386	37,099	49,853	1,322	1,950
Call interest rate options	—	—	—	—	—
Put currency options	192,722	28,616	50,470	1,787	4,935
Subtotal	30,393,396	32,637,575	96,645,866	2,124,923	1,943,926
Total	31,615,917	35,372,847	110,235,375	2,238,647	2,139,488

	As of December 31, 2016
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	74,086	514,454	1,402,870	38,977	211
Cross currency swaps	424,086	505,902	1,239,490	32,640	32,868
Subtotal	498,172	1,020,356	2,642,360	71,617	33,079

Cash Flow hedge derivative instruments
Interest rate swaps	915,879	639,939	—	10,216	3,441
Cross currency swaps	897,480	2,613,706	4,260,194	43,591	68,894
Subtotal	1,813,359	3,253,645	4,260,194	53,807	72,335

Derivative instruments for trading
Currency forwards	15,840,731	11,240,251	3,358,765	185,618	209,955
Interest rate swaps	6,889,665	12,512,285	49,747,459	627,047	526,695
Cross currency swaps	3,966,443	7,589,201	53,148,109	1,562,068	1,449,549
Call currency options	73,943	20,994	2,664	521	5
Call interest rate options	—	—	—	—	—
Put currency options	52,143	7,892	2,664	104	542
Other Derivatives	—	—	—	—	—
Subtotal	26,822,925	31,370,623	106,259,661	2,375,358	2,186,746
Total	29,134,456	35,644,624	113,162,215	2,500,782	2,292,161

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Right

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

In 2018, the Depositary made direct payments and reimbursements to us in the gross amount of U.S.$1,301,296.85 for expenses related to investor relations of which 28.6% was withheld for tax purposes in the U.S.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2018, the Bank, under the supervision and with the participation of the Bank’s management, including its Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Financial Controller, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Management’s Report on Internal Control Over Financial Reporting

The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Bank’s internal control over financial reporting is a process designed by, or under the supervision of, the Bank’s principal executive and principal financial officers and effected by the Bank’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS-IASB and includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS-IASB, and that our receipts and expenditures are being made only in accordance with authorizations of the Bank’s management and directors; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Based on this assessment, our management concluded that, as of December 31, 2018, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Our internal control over financial reporting as of December 31, 2018 has been audited by an independent registered public accounting firm, as stated in its report, which is referenced below

Report of Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm, dated March 22, 2019, on the effectiveness of our internal control over financial reporting as of December 31, 2018, see page F-2 of our Audited Consolidated Financial Statements.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors determined that one of the members of our Audit Committee, Rodrigo Vergara, met the requirements of an “audit committee financial expert” in accordance with SEC rules and regulations, in that he has an understanding of IFRS-IASB and financial statements, the ability to assess the general application of IFRS-IASB in connection with the accounting for estimates, accruals and reserves, experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our consolidated financial statements, an understanding of internal controls over financial reporting, and an understanding of audit committee functions. All three members of our Audit Committee have experience overseeing and assessing the performance of Santander-Chile and its consolidated subsidiaries and our external auditors with respect to the preparation, auditing and evaluation of our consolidated financial statements.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2018	2017
	(in millions of Ch$)
Audit Fees
- Statutory audit	420	410
- Audit-related regulatory reporting	313	318
- Other audit-related fees	112	408
Tax Fees
- Compliance	—	—
- Advisory Services	—	—
Total	845	1,136

Statutory audit: Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements that are provided by PricewaterhouseCoopers Consultores Auditores SpA in 2018 and 2017 in connection with statutory and regulatory filings or engagements, and attest services.

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

All services provided by the Bank principal auditing firm in 2018 detailed in the table above were approved by the Audit and Compliance Committee.

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

ITEM 16G. CORPORATE GOVERNANCE

Summary Comparison of Corporate Governance Standards and NYSE Listed Company Standards

Our corporate governance standards, dictated by Chilean corporate law, differ from the standards followed by U.S. companies under the New York Stock Exchange (NYSE) listing standards in a number of ways. Consequently, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements. The following is a non-exhaustive summary of a few key differences:

●	Whether a company’s executive officers may serve as its directors – the NYSE standards do not prohibit a U.S. company’s executive officer from also serving as a director, whereas our corporate governance standards prohibits this.

●	Whether the shareholders must be given an opportunity to vote on equity-compensation plans – the NYSE standards require that shareholders be allowed to vote on all equity compensation plans of a U.S. company, whereas our corporate governance standards only require that shareholders be allowed to vote on director compensation.

●	The adoption and disclosure of corporate governance guidelines – the NYSE standards require all U.S. companies listed on the NYSE to adopt the NYSE corporate governance guidelines, whereas we follow the corporate governance guidelines established under Chilean law.

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

Summary of Corporate Governance Standards

For a summary of our Board’s corporate governance practices please see “Item 6C—Board Practices,” which describes in detail the governing standards of the board committees. Santander-Chile has also adopted diverse measures to promote good corporate governance. Among the measures adopted are:

●	Independent Audit Committee comprised of three independent Board members.

●	Separation of Chairman and Chief Executive Officer functions.

●	All personnel must subscribe to a code of ethics and good conduct. Those who interact directly with the capital markets must also subscribe to an additional code of conduct.

●	Segregation of functions in order to assure adequate management of risks. Commercial areas separated from back office areas. Risk management independent of commercial areas. Main credit decisions taken in committees.

●	Internal Auditing Area clearly independent from the Administration.

●	The Bank also has an Internal Compliance Division that oversees the fulfillment of the Bank’s codes of conduct.

Santander-Chile has a commitment to transparency. This includes:

●	Equal treatment for all shareholders: one share equals to one vote.

●	Monthly publication of the Bank’s results by the SBIF.

●	Quarterly report of a detailed analysis of Bank results published by us at least 30 days after the close of each interim quarter and 40 days after close of the full year.

●	Quarterly conference call open to the public.

●	All information relevant to the public available immediately on the web page www.santander.cl.

●	Ample and periodic coverage of the Bank by international and local stock analysts.

●	The Bank has five credit risk ratings by five independent rating agencies, domestic and international.

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

By its own terms, the framework as a whole is premised on the legal and financial autonomy of the subsidiaries and does not empower Santander Spain to supplant its subsidiaries’ decision-making processes. Moreover, each of the three pillars of the framework is explicitly made subject to local legal requirements. Our Board of Directors approved the adoption of this corporate governance framework in April 2013, subject to certain overarching principles:

●	the precedence of applicable laws and regulations and orders of competent authorities over the framework to the extent they are in conflict; and

●	the disclosure of the adoption of the corporate governance framework to the public and to our employees and subsidiaries.

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

Date: March 22, 2019

CONSOLIDATED FINANCIAL STATEMENTS 2018

Banco Santander Chile

Santander

CONTENT

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco Santander Chile

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Banco Santander Chile and its subsidiaries (“the Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers Consultores, Auditores SpA

Santiago, Chile

March 22, 2019

We have served as the Company’s auditor since 2016.

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2018	2017
	Note	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	2,065,441	1,452,922
Cash items in process of collection	5	353,757	668,145
Investments under resale agreements	7	-	-
Financial derivative contracts	8	3,100,635	2,238,647
Trading investments	6	-	485,736
Interbank loans, net	11	-	162,213
Loans and accounts receivable from customers, net	11	-	26,772,544
Available for sale investments	12	-	2,574,546
Financial assets held for trading	6	77,041	-
Loans and account receivable at amortised cost	9	29,331,001	-
Loans and account receivable at fair value through other comprehensive income	10	68,588	-
Debt instrument at fair value through other comprehensive income	12	2,394,323	-
Equity instruments at fair value through other comprehensive income	13	483	-
Investments in associates and other companies	13	32,003	27,585
Intangible assets	14	66,923	63,219
Property, plant, and equipment	15	253,586	242,547
Deferred taxes	16	397,515	371,091
Other assets	17	991,216	764,410
TOTAL ASSETS		39,132,512	35,823,605
LIABILITIES
Deposits and other demand liabilities	18	8,741,417	7,768,166
Cash items in process of being cleared	5	163,043	486,726
Obligations under repurchase agreements	7	48,545	268,061
Time deposits and other time liabilities	18	13,067,819	11,913,945
Financial derivative contracts	8	2,517,728	2,139,488
Interbank borrowings	19	1,788,626	1,698,357
Issued debt instruments	20	8,115,233	7,093,653
Other financial liabilities	20	215,400	242,030
Current taxes	16	8,093	6,435
Deferred taxes	16	15,470	9,663
Provisions	22	305,271	303,798
Other liabilities	23	900,407	745,363
TOTAL LIABILITIES		35,887,052	32,675,685
EQUITY
Attributable to the shareholders of the Bank:		3,199,297	3,106,037
Capital	25	891,303	891,303
Reserves	25	1,923,022	1,781,818
Valuation adjustments	25	11,353	(2,312)
Retained earnings		373,619	435,228
Retained earnings from prior years		(43,114)	41,267
Income for the year		595,333	562,801
Minus: Provision for mandatory dividends	25	(178,600)	(168,840)
Non-controlling interest	26	46,163	41,883
TOTAL EQUITY		3,245,460	3,147,920
TOTAL LIABILITIES AND EQUITY		39,132,512	35,823,605

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years ended

		December 31,
		2018	2017	2016
	Note	MCh$	MCh$	MCh$
OPERATING INCOME

Interest income	27	2,244,317	2,058,446	2,137,044
Interest expense	27	(829,949)	(731,755)	(855,678)

Net interest income		1,414,368	1,326,691	1,281,366

Fee and commission income	28	484,463	455,558	431,184
Fee and commission expense	28	(193,578)	(176,495)	(176,760)

Net fee and commission income		290,885	279,063	254,424

Net income (expense) from financial operations	29	53,174	2,796	(367,034)
Net foreign exchange gain	30	51,908	126,956	507,392
Other operating income	35	23,129	62,016	6,427

Net operating profit before provision for loan losses		1,833,464	1,797,522	1,682,575

Provision for loan losses	31	(317,408)	(302,255)	(342,083)

NET OPERATING INCOME		1,516,056	1,495,267	1,340,492

Personnel salaries and expenses	32	(397,564)	(396,967)	(395,133)
Administrative expenses	33	(245,089)	(230,103)	(226,413)
Depreciation and amortization	34	(79,280)	(77,823)	(65,359)
Impairment of property, plant, and equipment	34	(39)	(5,644)	(234)
Other operating expenses	35	(32,342)	(68,413)	(68,902)

Total operating expenses		(754,314)	(778,950)	(756,041)

OPERATING INCOME		761,742	716,317	584,451

Income from investments in associates and other companies	13	5,095	3,963	3,012

Income before tax		766,837	720,280	587,463

Income tax expense	16	(167,144)	(145,031)	(109,031)

NET INCOME FOR THE YEAR		599,693	575,249	478,432

Attributable to:
Shareholders of the Bank		595,333	562,801	476,067
Non-controlling interest	26	4,360	12,448	2,365
Earnings per share attributable to Shareholders of the Bank :
Basic earnings	25	3,159	2,987	2,526
Diluted earnings	25	3,159	2,987	2,526

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended

		December 31,
		2018	2017	2016
	Note	MCh$	MCh$	MCh$
NET INCOME FOR THE YEAR		599,693	575,249	478,432

Other comprehensive income that will not be reclassified to profit or loss
Equity instruments at fair value through other comprehensive income		(113)	-	-
Income tax related to the above		31	-	-

Total items that will not be reclassified to the income statements		(82)	-	-

Other comprehensive income that will be reclassified to profit or loss

Debt instruments at fair value through other comprehensive income	25	4,826	-	-
Avalilable for sale financial assets	25	-	(5,520)	14,468
Cash flow hedge	25	13,365	(5,850)	(6,338)
Income tax related to the above		(4,903)	2,754	(1,975)

Total items that will be reclassified to the income statements		13,288	(8,616)	6,155

Other comprehesive income for the year, net of tax		13,206	(8,616)	6,155
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		612,899	566,633	484,587

Attributable to:
Shareholders of the Bank		608,623	553,849	481,419
Non-controlling interests	26	4,276	12,784	3,168

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2018, 2017 and 2016

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Fair value reserve	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to shareholders of the Bank	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2015	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	37,963	448,466	(134,539)	2,772,374	30,181	2,802,555
Distribution of income from previous period	-	-	-	-	-	-	448,466	(448,466)	-	-	-	-
Equity as of January 1, 2016	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	486,429	-	(134,539)	2,772,374	30,181	2,802,555
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(336,659)	-	134,539	(202,120)	(4,008)	(206,128)
Transfer of retained earnings to reserves	-	112,219	-	-	-	-	(112,219)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(142,815)	(142,815)	-	(142,815)
Subtotal	-	112,219	-	-	-	-	(448,878)	-	(8,276)	(344,935)	(4,008)	(348,943)
Other comprehensive income	-	-	-	13,414	(6,338)	(1,724)	-	-	-	5,352	803	6,155
Income for the year	-	-	-	-	-	-	-	476,067	-	476,067	2,365	478,432
Subtotal	-	-	-	13,414	(6,338)	(1,724)	-	476,067	-	481,419	3,168	484,587
Equity as of December 31, 2016	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	37,551	476,067	(142,815)	2,908,858	29,341	2,938,199
Distribution of income from previous period	-	-	-	-	-	-	476,067	(476,067)	-	-	-	-
Equity as of January 1, 2017	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	513,618	-	(142,815)	2,908,858	29,341	2,938,199
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(330,645)	-	142,815	(187,830)	(242)	(188,072)
Transfer of retained earnings to reserves	-	141,706	-	-	-	-	(141,706)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(168,840)	(168,840)	-	(168,840)
Subtotal	-	141,706	-	-	-	-	(472,351)	-	(26,025)	(356,670)	(242)	(356,912)
Other comprehensive income	-	-	-	(5,990)	(5,850)	2,888	-	-	-	(8,952)	336	(8,616)
Income for the year	-	-	-	-	-	-	-	562,801	-	562,801	12,448	575,249
Subtotal	-	-	-	(5,990)	(5,850)	2,888	-	562,801	-	553,849	12,784	566,633
Equity as of December 31, 2017	891,303	1,784,042	(2,224)	459	(3,562)	791	41,267	562,801	(168,840)	3,106,037	41,883	3,147,920
Distribution of income from previous period	-	-	-	-	-	-	562,801	(562,801)	-	-	-	-
Equity as of January 1, 2018	891,303	1,784,042	(2,224)	459	(3,562)	791	604,068	-	(168,840)	3,106,037	41,883	3,147,920
Impact of adopting IFRS 9	-	-	-	394	-	(19)	(82,367)	-	-	(81,992)	-	(81,992)
Restated opening balance under IFRS 9	891,303	1,784,042	(2,224)	853	(3,562)	772	521,701	-	(168,840)	3,024,045	41,883	3,065,928
Dividends distributions/ withdrawals made	-		-	-	-	-	(423,611)	-	168,840	(254,771)	4	(254,767)
Transfer of retained earnings to reserves	-	141,204	-	-	-	-	(141,204)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-		-	(178,600)	(178,600)	-	(178,600)
Subtotal	-	141,204	-	-	-	-	(564,815)	-	(9,760)	(433,371)	4	(433,367)
Other comprehensive income	-	-	-	4,799	13,365	(4,874)	-	-	-	13,290	(84)	13,206
Income for the year	-	-	-	-	-	-	-	595,333	-	595,333	4,360	599,693
Subtotal	-	-	-	4,799	13,365	(4,874)	-	595,333	-	608.623	4,276	612,899
Equity as of December 31, 2018	891,303	1,925,246	(2,224)	5,652	9,803	(4,102)	(43,114)	595,333	(178,600)	3.199.297	46,163	3,245,460

Period	Total attributable to shareholders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%
Year 2017 (Shareholders Meeting April 2018)	564,815	141,204	423,611	75	188,446,126,794	2.248
Year 2016 (Shareholders Meeting April 2017)	472,351	141,706	330,645	70	188,446,126,794	1.755

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		December 31,
		2018	2017	2016
	NOTE	MCh$	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME FOR THE YEAR		599,693	575,249	478,432
Adjustments for non-cash items included in net income		(1,249,728)	(1,198,330)	(1,082,975)
Depreciation and amortization	34	79,280	77,823	65,359
Impairment of property, plant, and equipment	34	39	5,644	234
Provision for loan losses	31	405,889	385,782	420,381
Mark to market of trading investments		1,438	1,438	(2,682)
Income from investments in associates and other companies	13	(5,095)	(3,962)	(3,012)
Net gain on sale of assets received in lieu of payment	35	(7,106)	(3,330)	(1,663)
Provision on assets received in lieu of payment	35	816	3,912	9,246
Net gain on sale of property, plant and equipment	35	(2,490)	(23,229)	(2,017)
Net interest income	27	(1,414,368)	(1,326,691)	(1,281,366)
Net fee and commission income	28	(290,885)	(279,063)	(254,424)
Other non-cash items		(8,271)	(29,903)	4,238
Changes in deferred taxes	16	(25,517)	(6,751)	(37,269)
Increase/decrease in operating assets and liabilities		1,672,577	206,724	1,340,696
(Increase) of loans and accounts receivables from customers, net		(2,703,700)	(629,605)	(1,643,744)
Decrease (increase) of financial investments		588,918	725,611	(1,417,211)
Decrease (increase) due to resale agreements (assets)		-	6,736	(4,273)
Decrease (increase) of interbank loans		147,534	110,036	(261,744)
Decrease of assets received or awarded in lieu of payment		722	4,125	18,238
Increase of debits in customers checking accounts		521,476	127,968	268,695
(Decrease) increase of time deposits and other time liabilities		1,153,874	(1,237,764)	968,942
Increase (decrease) of obligations with domestic banks		(480)	(364,956)	365,436
Increase (decrease) of other demand liabilities or time obligations		451,775	100,883	(85,502)
Increase of obligations with foreign banks		90,754	146,947	243,355
(Decrease) increase of obligations with Central Bank of Chile		(5)	(2)	3
(Decrease) increase of obligations under repurchase agreements		(219,516)	55,624	68,748
Increase in other financial liabilities		(26,630)	2,014	19,489
(Decrease) increase of other assets and liabilities		(888,776)	(158,281)	259,899
Redemption of letters of credit		(8,989)	(11,772)	(16,606)
Senior bond issuances		1,156,057	911,581	3,537,855
Redemption of mortgage bonds and payments of interest		(5,911)	(5,736)	(5,492)
Redemption of senior bonds and payments of interest		(289,837)	(1,167,656)	(2,499,271)
Redemption of subordinated bonds and payments of interest		-	(14,899)	(12,128)
Interest received		2,244,317	2,058,446	2,137,044
Interest paid		(829,949)	(731,755)	(855,678)
Dividends received from investments in other companies	13	38	116	217
Fees and commissions received	28	484,463	455,558	431,184
Fees and commissions paid	28	(193,578)	(176,495)	(176,760)
Total cash flow (used in) provided by operating activities		1,022,522	(416,357)	736,153

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		December 31,
		2018	2017	2016
	NOTE	MCh$	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	15	(68,329)	(58,771)	(62,355)
Sales of property, plant, and equipment	15	6,297	17,939	560
Purchases of investments in associates and other companies	13	-	(3)	(1,123)
Purchases of intangible assets	14	(29,563)	(32,624)	(27,281)
Total cash flow .used in investment activities		(91,565)	(73,459)	(90,199)

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities		(423,611)	(330,645)	(336,659)
Dividends paid		(423,611)	(330,645)	(336,659)
Total cash flow used in financing activities		(423,611)	(330,645)	(336,659)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		507,316	(820,460)	309,295

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		114,498	(31,398)	(150,266)

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		1,634,341	2,486,199	2,327,170

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	2,256,155	1,634,341	2,486,199

		December 31,
Reconciliation of provisions for the Consolidated Statements of Cash Flow for the year ended		2018	2017	2016
		MCh$	MCh$	MCh$

Provision for loan losses for cash flow purposes	31	405,889	385,782	420,381
Recovery of loans previously charged off	31	(88,481)	(83,527)	(78,298)
Provision for loan losses – net		317,408	302,255	342,083

			Changes not related to cash flows
Reconciliation of liabilities that arise from financing activities	31.12.2017 MCh$	Cash flow MCh$	Adquisition	Foreign currency exchange	Price level restatement UF	Fair value changes	31.12.2018 MCh$
Subordinated bonds	773,192	-	-	-	22,769	-	795,957
Paid dividend	-	(423,611)	-	-	-	-	(423,611)
Other liabilities	-	-	-	-	-	-	-
Total liabilities related to financing activities	773,192	(423,611)	-	-	22,769	-	372,346

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2018 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. Banco Santander Spain, through its subsidiaries, has control over 67.18% of the Bank’s shares.

a)       Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (hereinafter referred to as IFRS).

For purposes of these financial statements we use certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan, reference to “JPY” are to Japanese Yuan, references to “CHF” are to Swiss franc, references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF is equaled to Ch$27,565.79 as of December 31, 2018 and Ch$26,798.14 as of December 31, 2017. In 2018, UF inflation was 2.6% compared to 2.3% in 2017. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the period.

b)       Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016, incorporate the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

●	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

●	potential voting rights held by the Bank, other vote holders or other parties;

●	rights arising from other agreements; and

●	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Statements of Income and Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

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

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Bank’s consolidated equity are presented as “Non-controlling interests” in the Consolidated Statements of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interest” in the Consolidated Statements of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

Name of the Subsidiary			Percent ownership share
			As of December 31,
		Place of Incorporation and operation	2018			2017			2016
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	Main Activity		%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada (*)	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64

The detail of non-controlling participation on all the remaining subsidiaries can be seen in Note 25– Non-controlling interest.

(*) On July 25, 2018, the company has ceased conducting foreign currency purcharse and sale operations, hence forth this operation will be carried out directly by the Bank.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
			As of December 31,
		Place of Incorporation and operation	2018	2017	2016
Associates	Main activity		%	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A. (*)	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	14.93
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.07

(*) The Bank has given a mandate to third party to exercise its rights as shareholder in Transbank.

In the case of Sociedad Nexus S.A. and Cámara Compensación de Pagos Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities.

In the case of Servicios de Infraestructura de Mercado OTC S.A.The Bank participates, through its executives, actively in the administration and in the process of organization, which is why the Administration has concluded that it exerts significant influence on it.

During 2017, Rabobank Chile in liquidation process and Banco París, ceded to Banco Santander Chile a portion of its share in the company “Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A.”, thereby increasing the Bank’s share in 15%.

During the last quarter of 2016, Banco Penta ceded to Banco Santander Chile a portion of its share in the companies “Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A.” and “Servicios de Infraestructura de Mercado OTC S.A.”, thereby increasing the Bank’s share to 14.93% and 12.07% respectively.

At the end of 2016, D eutsche Bank ceded to Banco Santander Chile a portion of its share in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A." and "Servicios de Infraestructura de Mercado OTC S.A.", thereby increasing the Bank's share to 14.84% and 11.93% respectively.

At the Extraordinary Shareholders meeting held in April 21, 2016, Transbank S.A. agreed to increase its capital by capitalizing the accumulated profits, through the placement of shares for Ch$4,000 million approximately. Banco Santander Chile participated proportionally in its participation (25%), therefore subscribed and paid in for Ch$1,000 million. Previously, Transbank agreed to capital increase at an Extraordinary Shareholders’ Meeting held in April 2015, Banco Santander subscribed to that agreement, maintaining its ownership.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

The Bank maintains its accounting records and prepares its financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader as of December 31,

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

2018 using the observed exchange rate of Ch$697.76 per US$1.00. Such translations should not be construed as representations that the (local currency) amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

f)	Foreign currency transactions

The Bank makes transactions in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. representative of the month end reported; the rate used was Ch$697.76 per US$1 as of December 31, 2018 (Ch$616.85 per US$1 as of December, 2017).

The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Classification and measurement of financial instrument – under IFRS 9 (first adoption)

Financial instruments must be classified and measured in accordance with IFRS 9 starting from January 1, 2018, which  established guidance for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

I. Classification of financial instrument

i) Classification of financial assets

Financial assets are classified into a measurement category based on both the Bank’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

Contractual cash flow assessment determine if the cash flows from the financial asset meet the SPPI (solely payment of principal and interest) criterion, i.e. whether the contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest. Principal is the fair value of the financial assets at initial recognition, and interest is the consideration for the time value of money, the credit risk associated with the principal outstanding, and also may include liquidity risk, administrative cost and profit margin.

For classification process the Bank perform the SPPI test, which assesses the contractual term to identify wheter they meet SPI criterion, ie, the contract is a basic lending arrangement. The Bank applies judgement and considers relevant factors such as currency in which the financial asset is denominated, and period for which the interest rate is set.

Business model refers to how the Bank manages its financial assets in order to generate cash flows. The Bank determined its business model on initial application of IFRS 9 at the level that best reflects how it manages groups of financial assets to achieve its business objective.

The Banks’s business model is not assessed on an instrument-by- instrument basis, but at a higher level of aggregated portfolio and is based on observable factors such as: performance of the financial assets, the risk that affect the performance, and the expected frequency, value and timing of sales.

In accordance with IFRS 9 the business models  are:

●	Held to collect business model (HTC) - financial assets that are held within a business model whose objective is to hold assets in order to collect contractual cash flows are managed to realise cash flows by collecting contractual payments over the life of the instrument, under this business model sales made when there is an increase in the credit risk, or to manage credit concentration risk are not inconsistent with a business model whose objective is to hold financial assets to collect contractual cash flows.

●	Held to collect and sell (HTC&S) - financial assets under this business model achieve the objective by both collecting contractual cash flows and selling financial assets, then involve a greater frequency and value of sales than HTC business model.

●	Other business model - financial assets held in this business has the objective of realising cash flows through the sale of the assets. The Bank makes decisions based on the assets’ fair values and manages the assets to realise those fair values.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii) Classification of financial liabilities

The Bank classified all financial liabilities as subsequently measured at amortised cost, except for derivatives that are liabilities, which are measured at fair value through profit or loss.

iii) Reclassification

Reclassification of financial assets is required if, and only if, the objective of the Bank’s business model for managing those financial assets changes. Financial liabilities cannot be reclassified.

II. Measurement of financial instruments

i) Initial measurement

On initial recognition, financial assets and financial liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments not at fair value through profit or loss, transaction costs are directly attributable to the acquisition or issue of the financial asset or financial liability.

ii) Subsequent measurement- financial assets

After initial recognition, the Bank shall measures a financial asset at:

(a)	Amortised cost

Financial assets that are held in a business model to collect the contractual cash flows and contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at amortised cost.

The effective interest method is used in the calculation of the amortised cost of a financial asset or a financial liability and in the allocation and recognition of the interest revenue or interest expense in profit or loss over the relevant period. The effective interest rate (EIR) is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.

(b)	Fair value through other comprehensive income (FVOCI)

Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling, and that contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at FVOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognised in other comprehensive income, until the assets are sold. Upon disposal, the cumulative gain and losses in OCI are recognised in the income statements.

(c)	Fair value through profit or loss (FVTPL)

Financial assets that do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial assets, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling.

Financial assets held for trading are recognised at fair value through profit or loss, likewise derivatives contracts for trading purposes.

(d)	Equity instruments

For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive  income, except for dividend income which is recognised in profit or loss. Gains or losses on derecognition of these equity instruments are not transferred to profit or loss.

iii) Subsequent measurement- financial liabilities

After initial recognition, the Bank shall measure a financial liability at amortised cost.

IV. Derecognition of financial assets and liabilities

Financial assets are derecognised when, and only when:

●	the contractual rights to the cash flows from the financial asset expire , or

●	the Bank transfers substantially all the risks and rewards of ownership of the financial asset, and therefore the Bank derecognises the financial asset and recognise separately any rights and obligations created or retained in the transfer.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In some cases, the Bank enters into transactions for which it retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligation to pay the cash flows in an arrangement that meets all the conditions required, i.e. the Bank only transfers collected amounts from original assets, selling or pledging original assets is prohibited, and the Bank has the obligation to remit cash flows collected without material delay.

When a financial asset is sold and the Bank simultaneously agrees to repurchase it (or an asset that is substantially the same) at a fixed price on a future date, the Bank continues to recognise the financial assets in their entirety in the statements of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognised as a financial asset and a financial liability is recognised for the obligation to pay the repurchase price.

Financial liabilities are derecognised when, and only when,  they are extinguished, cancelled or expired.

VI. Contingent loan

The Bank issues contingent liabilities (including letters of credit, foreign letters of credit and performance guarantee) and loan commitments.

Contingent liabilities and undrawn loan commitments are commitments under which, over the duration of the commitment, the Bank is required to provide a loan with pre-specified term to the customer.

The nominal contractual loan value, when the loan agreed to be provided is on market terms, is not recorded in the statements of financial position. The related ECL allowances are disclosed in Note 22.

h)       Definitions and classification of financial instruments – under IAS 39 (for 2017 balances)

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

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments (AFS)’ and ‘loans and accounts receivable from customers’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular purchases or sales of financial asset are recognised and derecognised on a trade basis.

Regular way purchases or sales of financial assets require delivery of the asset within the time frame established by regulation or convention in the marketplace.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

Financial assets FVTPL – trading investment

Financial assets are classified as FVTPL when the financial asset is either held for trading or they are designated as at fair value through profit or loss.

A financial asset is classified as held for trading if:

●	it has been acquired principally for the purpose of selling it in the near term; or

●	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or

●	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

●	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

●	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

●	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations’ line item.

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

Dividends on AFS equity instruments are recognised in profit or loss when the Bank’s right to receive the dividends is established.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Financial Statements:

-	Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item.

-	Cash items in process of collection: this item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences.

-	Trading investments: this item includes financial instruments held for trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Investments under resale agreements: includes balances of financial instruments purchased under resale agreement.

-	Interbank loans : this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

-	Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is derecognised in the Bank´s statements of financial position.

-	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

The Bank classifies all financial liabilities as subsequently measured at amortised cost, except for:

Financial liabilities at FVTPL

As of December 31, 2018 and 2017 the Bank does not maintain financial liabilities at FVTPL.

Other financial liabilities

Other financial liabilities (including interbank borrowings, issued debt instruments and other payables) are initially recorded at fair value and subsequently measured at amortised cost using the effective interest method.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v.	Classification of financial liabilities for presentation purposes

The financial liabilities are classified by their nature into the following line items in the consolidated statements of financial position:

-	Deposits and other on- demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: this represents domestic transactions in the process of transfer through a central domestic clearing house or international transactions which may be delayed in settlement due to timing differences, etc.

-	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record in its own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Interbank borrowings: this includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

-	Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

vi.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of December 31, 2018 and 2017 the Bank does not have balance offsetting of financial instruments.

vii.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognised from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognised from the Consolidated Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortised cost.

-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognised from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are recognised.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognised in the Consolidated Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortised cost of the rights and obligations retained, if the transferred asset is measured at amortised cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognised from the Consolidated Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognised from the Consolidated Statements of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)       Derivatives and hedging activities

The Bank has elected to continue apllying the hedge accounting requirements of IAS 39 on adoption of IFRS 9.

The Bank has not provided comparative information for prior periods on the date of initial application of IFRS 9 for the new disclosures introduces by IFRS 9 as a consequential amendment to IFRS 7, as permitted by IFRS 7 paragraph 44z.

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

For presentation purposes, derivatives are presented in accordance with its positive or negative fair value as assets or liabilities, respectively, and include trading and hedging instruments separately (see Note 8).

Hedging transactions

The bank has elected to continue applying the hedge accounting requirements in IAS 39 instead of the requirements of IFRS 9, thus the Bank uses financial derivatives for the following purposes:

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statements of Income.

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments within “Interest income and expense”, and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statements of Income under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statements of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortised to gain or loss from that date, where applicable.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognised under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statements of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statements of Income.

j)       Fair value measurement

In general, financial assets and liabilities are initially recognised at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognised at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured pursuant to the following criteria:

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value previously described. This value is compared to the valuation as at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset. If the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Statements of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. The Credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed by each counterparty. The CVA is calculated taking into account potential exposure to each counterparty in each future period. The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Bank’s own risk assumed by its counterparties in OTC derivatives. As of December 31, 2018, CVA and DVA amounts to MCh$8,142 and MCh$15,406, respectively.

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

The main techniques used as of December 31, 2018 and 2017 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

k)       Recognising income and expenses

The most significant criteria used by the Bank to recognise its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or ‘stage 3’), for which interest revenue is calculated by applying the effective interest rate to their amortised cost (i.e. net of the ECL provision).

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognised in the Consolidated Statements of Income using criteria established in IFRS 15 “Revenue from contracts with customers”. See disclosure in Note 2 relating adoption and impact of IFRS 15.

Under IFRS 15, the Bank recognises revenue when (or as) satisfied a performance obligations by transferring a service (ie an asset) to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognises revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

The main revenues arising from commissions, fees and similar items correspond to:

-	Fees and commissions for lines of credits and overdrafts: includes accrued fees related to granting lines of credit and overdrafts in checking accounts.

-	Fees and commissions for guarantees and letters of credit: includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.

-	Fees and commissions for card services: includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards

-	Fees and commissions for management of accounts: includes accrued commissions for the maintenance of checking, savings and other accounts

-	Fees and commissions for collections and payments: includes income arising from collections and payments services provided by the Bank.
-	Fees and commissions for intermediation and management of securities: includes income from brokerage, placements, administration and securitie's custody services.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.

-	Other fees and commissions: includes income arising from currency changes,financial advisory, cashier check issuance, placement of financial products and onlilne banking services.

The main expenses arising from commissions, fees and similar items correspond to:

-	Compensation for card operation: includes commission expenses for credit and debit card operations related to income commissions card services.

-	Fees and commissions for securities transactions: includes commissions expense for deposits, securities custody service and securitie's brokerage.

-	Other fees and commissions: includes mainly expenses generayed from online services.

The Bank has incorporated disaggregated revenue and expense disclosures and reportable segment relationship in Note 28.

Additionaly, the Bank maintains certain loyalty programs associated to its credit cards services, for which it has deferred a percentage of the consideration received in the statements of financial position to comply with its related performance obligation, or has liquidated on a monthly basis as far they arise.

Revenue recognition accounting and discloures for the year 2017, is under IAS 18 “Revenue recognition”, fees and commission income and expense were recognised in according to their nature. The main criteria were:

-	Fee and commission income and expenses on financial assets and liabilities are recognised when they are earned.

-	Those arising from transactions or services that are performed over a period of time are recognised over the life of these transactions or services.

-	Those relating to services provided in a single transaction are recognised when the single transaction is performed.

iii.       Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to the Consolidated Statements of Income over the term of the loan.

l)       Impairment of non-financial assets

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

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognised for the asset in prior years. Goodwill impairment is not reversed.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

m)     Property, plant, and equipment

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

n)      Leasing

i.       Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

The Bank recognised as lending to third parties under “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

When consolidated entities acts as lessees, the leased assets are classified based on their nature in the Consolidated Statements of Financial Position, and recognising an asset and liability at the same amount (the lower between the fair value of the leased property and the present value of the minimum lease payments, plus purchase option). These assets are depreciated in accordance with property, plant and equipment for own use criterion.

In both cases, the finance income and expenses arising from these contracts are recorded under “Interest income” and “Interest expense” respectively, in Consolidated Statements of Income to achieve constant return rate over the lease term.

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

iii.     Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale except in the case of excess of proceeds over fair value, which difference is amortised over the period of use of the asset. In the case of finance leasebacks, the profit or loss generated is amortised over the lease term.

o)      Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights or it is separable. The Bank recognises an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

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

Intangible assets are amortised on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

p)      Cash and cash equivalents

For the preparation of the cash flow statements, the indirect method was used, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as operating, investment or financing activities.

For the preparation of the cash flow statements, the following items are considered:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

The Bank’s activity of granting loans encompasses not only the activities with its debtors but also the related activities that provide the funding to the loans granted. Since the funding for granting such loans is provided by, among other sources, senior bonds, mortgage bonds and subordinated bonds, the Bank presents the related cash flows as operating activities.

iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv.	Financing Activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

q)      Expected credit losses allowance – under IFRS 9

Starting from January 1, 2018, the Bank replaced the “incurred loss” model of IAS 39 with an “expected credit loss (ECL)” model established by IFRS 9. The new single impairment model applies to all financial assets measured at amortised cost and fair value through other comprehensive income (FVOCI), including commitment and contingent loans. Investments in equity are outside of the scope of the new impairment requirements.

The Bank accounted ECL related to financial assets measured at amortised cost as a loss allowance in the statements of financial position, but the carrying amount of these assets is stated net of the loss allowance. ECL related to contingent loans is accounted as a provision in the statements of  financial position. The Bank recognises in profit or loss, as an impairment gain or loss, the amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised in accordance IFRS 9, for financial assets measured at amortised cost and contingent loans.

The new model uses a dual measurement approach, under which the loss allowance is measured as either:

-	12-month expected credit losses

-	Lifetime expected credit losses

The Bank has defined default on individual or collective basis:

●

Individual: when exposure is more than 89 days past due, it has been restructured, it is in judicial collection, it has been write-off, drag effect define as the entire outstanding amount on any loan which is 89 days or more past due.

●	Collective: when exposure is more than 89 days past due, it has been restructured, or has been identified as impaired by an interal risk committee.

The measurement basis depends on whether there has been a significant increase in credit risk since initial recognition. Based on changes in credit quality since initial recognition, IFRS 9 outlines a “three-stage” model impairment in accordance with the following diagram:

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Change in credit quality since initial recognition
Stage 1	Stage 2	Stage 3
Initial recognition	Significant increase in credit risk since initial recognition	Credit impaired assets
12-month expected credit losses	Lifetime expected credit losses	Lifetime expected credit losses

The Bank, at the end of each reporting period, evaluated whether financial instrument's credit risk has significantly increased since initial recognition or whether an asset is considered to be credit-impaired, and consequently classified financial instrument in the respective stage:

●	Stage 1: When loans are first recognised, the Bank recognises an allowance based on 12 months ECL. Stage 1 loans also include facilities where the credit risk has improved and the loan has been returned to Stage 1.

●	Stage 2: When a loan has shown a significant increase in credit risk since origination, the Bank records an allowance for the lifetime ECL. Stage loans also include facilities, where the credit risk has improved and the loan has been returned to stage 2.

●	Stage 3: Loans considered credit-impaired. The Bank records an allowance for the lifetime ECL, setting the PD at 100%.

The Bank considers reasonable and supportable information that is available without undue cost or effort and that may affect the credit risk on a financial instrument, including forward looking information to determine a significant increase in credit risk since initial recognition. Forward looking information includes past events, current conditions and forecast or future economic conditions (macro-economic data).

Credit risk assessment and forward looking information (including macro-economic factors), includes quantitative and qualitative information based on the Bank’s historical experience, some examples are:

a.	Financial or economic conditions that are expected to cause a significant change in the borrower’s ability to meet its debt obligations

b.	An actual or expected internal credit rating downgrade for the borrower or decrease in behavioral scoring

c.	An actual or expected significant change in the operating results of the borrower.

d.	Significant increases in credit risk on other financial instruments of the same borrower.

e.	Significant changes in the value of the collateral supporting the obligation or in the quality of third-party guarantees or credit enhancements.

f.	Reductions in financial support from a parent entity or other affiliate.

g.	Expected changes in the loan documentation including an expected breach of contract that may lead to covenant waivers or amendments, interest payment holidays, interest rate step-ups, requiring additional collateral or guarantees, or other changes to the contractual framework of the instrument.

The Bank has considered that if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial credit recognition, but is not an absolute indicator. The bank di not rebut the backstop presumption of IFRS 9 relating to SICR or default.

i.	Expected credit loss measurement

The ECL are the probability-weighted estimate of credit losses, i.e. the present value of all cash shortfalls. A cash shortfalls is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. The three main components to measure the ECL are:

PD: The Probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognised and is still in the portfolio.

LGD: The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

EAD: The Exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdown on committed facilities, and accrued interest from missed payments.

For measuring 12-month and lifetime ECL, cash shortfalls are identified as follow:

-	12-month expected credit losses: the portion of lifetime expected credit losses that represents the expected credit losses that result from default events on the financial instruments that are possible within the 12 months after the reporting date.

-	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.

The Bank considered a multi-factor analysis to perform credit risk analysis. The type of portfolio or transactions, and individual or collective evaluated.

The Bank divides its portfolio as:

i.	Commercial loans,

ii.	Mortgage loans, and

iii.	Consumer loans.

iv.	Contingent loans

The Bank evaluates individually whether objective evidence of impairment exists for loans that are individually significant, then collectively assesses loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment available under individually assessment.

ii.	Contingent loans

The Bank enters into various irrevocable loan commitments and contingent liabilities. Even though these obligations may not be recognised on the statements of financial position, they contain credit risk and, therefore, form part of the overall risk of the Bank.

When the Bank estimates the ECL for contingent loans, it estimates the expected portion of the loan commitment that will be drawn down over its expected life.

iii.	Forward looking information

The ECL model includes a broad range of forward looking information as economic inputs, such as:

●	GDO growth

●	Unemployment rates

●	Central Banks interest rates

●	Real state prices

iv.	Modifications of financial assets

When loan measured at amortised cost has been renegotiated or modified but not derecognised, the Bank recognises the resulting gains or losses as the difference between the carrying amount of the original loans, and modified contractual cash flows discounted using the EIR before modification.

For ECL estimation purposes on financial assets that have been modified, is required to distinguish between modification that result in derecognition from those that does not result in derecognition. If the modification does not result in derecognition, then the subsequent assessment of whether there is a significant increase in credit risk is made comparing the risk at the reporting date based on the modified contractual term and the risk at initial recognition based on the original, unmodified contractual term.

If the modification results in derecognition, then the modified asset is considered to be a new asset. Accordingly, the date of modification is treated as the date of initial recognition for the purposes of the impairment requerments.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v.	Collateral

The Banks seeks to use collateral to mitigate its credit risks on financial assets, where possible. Types of collateral are:cash, securities, letters of credit, real state and inventories. The Bank’s accounting policy for collateral assigned to it through its lending arrangements under IFRS 9 is the same is it was under IAS 39. Collateral, unless repossessed, is not recorded on the Bank’s statements of financial position. However, the fair value of collateral affects the calculation of ECLs. The main collateral associated to mortgage loans are real state, which are valued based on data provided by specialized third parties.

The estimation of ECL reflects the cash flows expected from collateral and other credit enhancement that are part of the contractual terms of the financial instruments.

According to the Bank’s policy when an asset (real state) is repossessed are transferred to aseets held for sale at their fair value less cost to sell as non-financial assets at the repossession date.

vi.	Write-offs

The gross carrying amount of a financial asset is reduced when there is no reasonable expectation of recovery. A write-off constitutes a derecognition event of the corresponding loan transaction in its entirety, and therefore, include portions not past-due for installments loans or leasing operation (no partial write-off).

Subsequent recoveries of amounts previously writen-off are credited to the income statements, as recovery of loans previously write-off, as a deduction from provisions for loan losses.

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

r)       Allowance for loan losses – under IAS 39

The Bank established allowances to cover incurred losses on loans and account receivables from customers in accordance with its internal models and risk assessment as approved by the Board of Directors.

The Bank performed an assessment of the risk associated with loans and accounts receivable from customers to determine their allowance for loan losses as described below:

-	Individual assessment - represented cases where the Bank assesses a debtor as individually significant, or when he/she could not be classified within a group of financial assets with similar credit risk characteristics, due to their size, complexity or level of exposure.

-	Group assessment - a group assessment was relevant for analyzing a large number of transactions with small individual balances from individuals or small companies. The Bank grouped debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis.

The Bank models determined allowances and provisions for loan losses according to the type of portfolio or transactions. Loans and accounts receivables from customers were divided into three categories:

i.	Commercial loans,

ii.	Mortgage loans, and

iii.	Consumer loans.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The models used to determine credit risk allowances are described as follows:

I.	Allowances for individual assessment

An individual assessment of commercial debtors was necessary in the case of companies which, due to their size, complexity or level of exposure regarding the entity, must be known and analyzed in detail.

For the purposes of establishing its provisions, the Bank assigned a risk category to each debtor, their loans and contingent loans. The risk factors considered were: industry or economic sector of the borrower, owners or managers of the borrower, their financial situation and payment capacity, and payment behavior.

The Bank’s risk categories were as follows:

1. Debtors may be classified in risk categories A1, A2, A3 or B (if they are current on their payment obligations and show no sign of impairment in their credit quality). B is different from the A categories by a certain history of late payments. The A and B categories were distinguished by different PNPs (as defined below).

2. Debtors classified as C1, C2, C3, C4, D1 or D2 included debtors whose loans with us have been charged off or administered by our Recovery Unit, or identified as impaired by an internal risk committee.

For loans classified as A1, A2, A3 and B, we assigned a specific provision level on an individual basis to each borrower and, therefore, the amount of loan loss allowance is determined on a case by case basis.

Estimated Incurred Loan Loss = Loan Loss Allowance.

The estimated incurred loss was obtained by multiplying all risk factors defined in the following equation:

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

Every year, models together with PNP and SEV assumptions, were tested by the Bank's Credit Risk Department, to ensure that they are appropriate at each reporting date so as to make sure any difference between the estimated incurred losses and actual losses is reduced.

These tests focused on the validation of the sufficiency of the Bank's allowances, and consisted of comparisons between actual write-offs to allowances established by the model, and the coverage of the total allowance to actual write-offs in the most current periods. Individual loan classification and improvements to any customer classification were also presented for approval to our Risk Committee.

For loans classified in the C and D categories, loan loss allowances were based mainly on the fair value of the collateral, adjusted for an estimated cost to sell, that each of these loans have. Allowance percentage for each category was then based on the fair value of the collateral, or the expected future cash flow from the loan for each individually evaluated non-performing loans.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

II. Allowances for group assessments

The Bank used the concept of estimation of incurred loss to quantify the allowances levels over the group-evaluated portfolios, considering the risk and the guarantees associated with each transaction.

Following the Bank's definition, the Bank used group evaluation to approach transactions that have similar credit risk features, which indicated the debtor's payment capacity over the entire debt, principal and interests, pursuant to the contract's terms. In addition, this allowed us to assess a high number of transactions with low individual amounts, whether they belong to individuals or SMEs (small and medium sized companies). Therefore, debtors and loans with similar features were grouped together and each group has a risk level assigned to it.

These models were meant to be used mainly to analyze loans granted to individuals (including consumer loans, credit lines, mortgage loans and commercial loans) and commercial loans to small to middle-sized entities (SMEs).

Allowances were established using these models, taking into account the historical Impairment and other known circumstances at the time of evaluation. After this, a historical loss rate was assigned to each portfolio profile constituting each evaluated group.

Allowances for group-evaluated loans were established based on the credit risk of the profile to which the loan belongs. The method for assigning a profile was based on statistical building method, establishing a relation through logistic regression of various variables, such as payment behavior in the Bank, payment behavior outside the Bank, various sociodemographic data, among others, and a response variable that determined a client's risk level, which in this case was 90 days of non-performance (the chosen features are relevant when calculating future cash flows per group of assets). Afterwards, common profiles were established and with differentiated default rates, applying the real historical loss the Bank had with that portfolio.

The different risk categories were constructed and updated periodically based on the payment behavior of the client's profile to which they belong, as well as his or her sociodemographic characteristics. Therefore, when a customer had past due balance or has missed some payments, the outcome was that the customer will move to a different segment with a higher loss rate, therefore capturing current trends for each risk profile.

Allowance quantification, once the customers have been classified, was the product of three factors: exposure (EXP), Probability of Non-Performance (PNP) and Severity (SEV), the same equation used for individual assessment mentioned above.

The estimated incurred loss rates for group-evaluated loans correspond to charge-offs net of recoveries. The methodology established the period in which the estimated incurred loss for each risk profile emerges. Once the loss has been considered to have been incurred, the estimated incurred loss rates were applied to the corresponding risk profile to obtain the net charge-off level associated with this period. The loss rates applied to each risk profile are based only on the historical net charge-off data for that specific profile within one of the four groups of loans (consumer loans, credit lines, mortgage loans and commercial loans). No other statistical or other information other than net charge-offs was used to determine the loss rates.

To determine the estimated incurred loss for commercial and mortgage loans collectively evaluated for impairment, we mainly analyzed the payment behavior of clients, particularly the payment behavior of clients with payments that are more than 90 days overdue, clients with other weaknesses, such as early non performance (i.e., payments that are past-due, though by less than 90 days), clients with modified loans and clients with renegotiated loans, as well as success in recovery against these clients. We also took into account whether the loan is supported by collateral.

In connection with mortgage loans, historical net charge-offs were considered in the model to calculate loss rates for loans collectively evaluated for impairment. The risk categories were such that when a customer has a past-due balance or has missed some payments, the outcome was that the customer will move to a different risk category with a higher loss rate, therefore capturing current trends of the customer and, when aggregate, current trends in the market.

Our models for loans analyzed on a group basis (consumer loans, residential mortgage loans and small-and-mid- sized commercial loans) were monitored on a monthly basis with respect to predictability and stability, using indicators that seek to capture the underlying need to update the models for current loss trends. Therefore, the periods of historical net charge-offs used in the allowance model may were more than a year old as we only updated the historical net charge-offs when our assessment of predictability and stability indicators determine it was necessary.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

III.     Charge-offs

As a general rule, charge-offs should be done when all collection efforts have been exhausted. These charge-offs consisted of derecognition from the Consolidated Statements of Financial Position of the corresponding loans transactions in its entirety, and, therefore, included portions not past-due of a loan in the case of installments loans or leasing transactions (no partial charge-offs exist).

Subsequent payments obtained from charged-off loans were recognised in the Consolidated Statements of Income as a recovery of loans previously charged-off.

Loan and accounts receivable charge-offs were recorded for overdue and current installments based on the time periods expired since reaching overdue status, as described below:

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

IV.     Recovery of loans previously charged off and accounts receivable from customers

Any payment agreement of an already charged-off loan did not give rise to income—as long as the operation was in an impaired status—and the effective payments received were accounted for as a recovery from loans previously charged-off.

Recovery of previously charged-off loans and accounts receivable from customers, were recorded in the Consolidated Statements of Income as a deduction from provisions for loan losses.

In accordance with our charge-off policy described in iii) above, we may subsequently recovered a portion of the amount charged-off (at 100%). The allowance for loan losses on our collectively evaluated loans incorporates an expected recovery rate based on historical information. At the time we charged-off the carrying amount of any loans which have been collectively evaluated for impairment, the allowance for loan losses on collectively evaluated loans was replenished to reflect incurred losses based on statistical models developed in compliance with IAS 39 on the remaining pool of loans. The amounts required for replenishment were recorded in the financial statements as provision established.

s)      Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognised in the Consolidated Statements of Financial Position when the Bank:

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

The Consolidated Statements of Financial Position and annual accounts reflect all significant provisions for which it is estimated that it is probable an outflow of resources will be required to meet the obligation where the probability of having to meet the obligation is more likely than not. Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year. Provisions must specify the liabilities for which they were originally recognised. Partial or total reversals are recognised when such liabilities cease to exist or are reduced.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses

-	Provision for mandatory dividends

-	Provision for contingent credit risks

-	Provisions for contingencies

t)       Deferred income taxes and other deferred taxes

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

u)       Use of estimates

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

The Bank has established allowances to cover incurred losses to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statements of Income. Loans are charged-off when the Bank’s management determines that a loan or a portion thereof is impaired. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments.

These estimates, made on the basis of the best available information, mainly refer to:

-   Allowances for loan losses

-   Impairment losses of certain assets

-   The useful lives of tangible and intangible assets

-   The fair value of assets and liabilities

-   Commitments and contingencies

-   Current and deferred taxes

v)       Non-current assets held for sale (in “Other Assets”)

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognised at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed. The excess of the outstanding loan balance over the fair value is charged to net income for the period, under “Provision for loan losses”. Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value less cost to sale (assuming a forced sale). The difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to net income for the period, under “Other operating expenses”. The result obtained in the sale of the asset is subsequently recorded under “Other operating income”.

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly. No adjustments have been made between appraisals with respect to the period covered by these financial statements considering the stability of the real estate market in Chile during past years and expected stability of the real estate market in the coming years.

At least once a year, the Bank performs the necessary analysis to update the “cost to sale” of assets received or awarded in lieu of payments. According to the Bank’s survey, as of December 31, 2018 the average cost to sale was estimated at 2.2% of the appraisal value (3.4% as of December 31, 2017).

w)       Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the shareholders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2018 and 2017 the Bank did not have any instruments that generated dilution.

x)       Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price are recorded in the Consolidated Statements of Financial Position based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”), in Note 7.

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

y)       Provision for mandatory dividends

As of December 31, 2018 and 2017 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provision for mandatory dividends” line of the Consolidated Statements of Changes in Equity with offset to Provisions.

z)       Employee benefits

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander Chile are:

a.	Aimed at the Bank’s management.

b.	The general requirement to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.

c.	The Bank will create a pension fund, with life insurance, for each beneficiary in the plan. Periodic contributions into this fund are made by the manager and matched by the Bank.

d.	The Bank will be responsible for granting the benefits directly.

The Bank uses the method of projected unit credit, to determine the present value of the defined benefit obligation and the current service cost.

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognised in profit or loss for the period;

-	net interest on the liability (asset) for net defined benefit, which is recognised in profit or loss for the period;

-	new liability (asset) remeasurements for net defined benefit include:

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

The Bank recognises the present service cost and the net interest of the Personnel salaries and expenses on the Consolidated Statements of Income.

The post-employment benefits liability, recognised in the Consolidated Statements of Financial Position represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.       Cash-settled share based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value. Until the obligation is settled, the Bank determines the fair value at the end of each reporting period, as well as at the date of settlement, recognising any change in fair value in the income statements of the period.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

aa)     Application of new and revised International Financial Reporting Standards

1.  New and revised standards effective in current year

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

Classification & measurement: IFRS 9 defined the financial asset and certain non-financial assets purchases agreements classification and measurement model changes requirements. The main aspects included in the new standard are:

a)	Classification of financial instruments: The criterion for classifying financial assets will depend both on their business management model and the features of the contractual flows. Consequently, the asset will be measured at amortised cost, at fair value with changes in other comprehensive income (equity), or at fair value with changes in profit and loss for the period. IFRS 9 also establishes the option of designating an instrument at fair value with changes in Profit and loss under certain conditions. The main activity of the Bank is the concession of retail banking transactions and does not concentrate its exposure on complex financial products. The main objective of the Bank is to achieve a homogeneous implementation of the classification of financial instruments of the portfolios established under IFRS 9 and, for this purpose, it has developed standardized guidelines to enable a homogeneous analysis in all of its units.

The Bank prepared an analysis of its portfolios under the mentioned guidelines in order to identify and classify the financial instruments into their corresponding portfolio under IFRS 9. Based on the analysis carried out, the Group considered that:

●	The Bank offers commercial and consumer banking services, which are consistent with a basic lending arrangement. In accordance with the above mentioned, most of the financial assets classified as “loans and account receivable from customers” continued to be classified at amortised cost, except for 0.4% over the outstanding amount as of December 31, 2017 that was reclassified to be measured at fair value with changes in profit or loss. No other reclassification was made to this portfolio.

●	As of December 31, 2017, financial assets classified as “available for sale investments” continued to be classified at fair value with changes reported in other comprehensive income, except for a small ownership in shares that were classified at fair value, with changes reported in other comprehensive income (irrevocably), which representeda 0.01% of the “available for sale investments” as of December 31, 2017.

●	The financial assets classified as “trading investments” remained classified at fair value, with changes reported in profit and loss for the year,

●	IAS 39 financial liabilities classification and measurement criteria remained substantially under IFRS 9. The Bank considered that all the changes in classification mentioned above were not significant.

In October 12, 2017, the IASB issued “Prepayment features with negative compensation” to address particular prepaid options under assessment whether contractual clash flows are solely payments of principal and interest. The Bank concluded that this amendment did not have significant impact over its financial statements.

b)	Credit risk Impairment model: The most important difference of the current model compared with the prior one was that the new accounting standard introduced the concept of expected loss, whereas IAS 39 was based on incurred loss.

●	Scope of application: The IFRS 9 asset impairment model is applicable to financial assets valued at amortised cost, to debt instruments valued at fair value through other comprehensive income, to leasing receivables, and to contingent risks and commitments not valued at fair value.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

●	" Rebuttable presumption that the credit risk has increased significantly when payments are more than 30 days past due: this threshold is used as an additional - but not primary - indicator of significant risk increase.

●	" Financial instruments that have low credit risk at the reporting date.

●	" Impairment estimation methodology: The portfolio of financial instruments subject to impairment is divided into three categories, based on the phase of each instrument with regard to its level of credit risk:

–	Phase 1: a financial instrument is considered to be in this phase when there has been no significant increase in risk since its initial recognition. In this case, the value correction reflects expected credit losses arising from defaults over the 12 months from the reporting date.

–	Phase 2: financial instruments are included in this phase when there has been a significant increase in risk since the date of initial recognition, but the impairment has not materialized. In this case, the value correction for losses l reflects the expected losses from defaults over the residual life of the financial instrument. The existence of a significant increase in credit risk is determined by considering the quantitative indicators used in the ordinary management of credit risk, together with other qualitative variables, such as the indication of whether refinanced transactions are considered non-impaired and transactions included in special debt sustainability agreements.

–	Phase 3: financial instruments are catalogued in this phase when they show effective signs of impairment as a result of one or more events that have already occurred that will result in a loss. In this case, the amount of the value correction reflects the expected losses for credit risk over the expected residual life of the financial instrument.

The methodology required for quantification of expected loss for credit events is based on an unbiased and weighted consideration of the occurrence of a range of possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors deemed relevant to the estimation of this amount.

The assessment of whether a significant increase in credit risk has occurred since initial recognition involves the application of both quantitative measures and qualitative factors, requires management judgement and is a key aspect of the IFRS 9 methodology.

The key inputs into the measurement of the ECL (expected credit loss) are EAD (exposure at default), PD (probability of default) and LGD (loss given default). These parameters are derived from internally developed statistical models and other historical data that leverage regulatory models. They are adjusted to reflect forward-looking information. The Bank has focused in developing an “expected credit loss” model in accordance with all IFRS 9 requirements, including all essential definitions:

●	Significant increase in credit risk: when determining whether the credit risk on a financial instrument has increased significantly since initial recognition, the Bank considers reasonable and supportable information that is relevant and available without undue cost or effort, including both quantitative and qualitative information, analysis based on the Bank historical experience, expert credit assessment and forward looking information.

●	Default: this definition is largely consistent with the current definition used by the Bank. In assessing whether a borrower is in default, the Bank considers indicator as: overdue status, non-payment of another obligation of the same issuer to the Bank, data developed internally and obtained from external sources, among others. Inputs into the assessment may vary over the time to reflect changes in circumstances.

●	Forward-looking information: the Bank has incorporated forward-looking information into both its assessment of whether the credit risk of an instrument has increased significantly since initial recognition and its measurement of ECLs. Following this, the Bank has developed macroeconomic scenarios and considers the relative probability of each outcome. External information includes macroeconomic factor as PIB, among others.

●	Financial assets expected lives: the Bank considers contractual terms of the instruments (amortization, prepayments features, extension terms, etc.). The bank measures ECLs considering the risk of default over the maximum contractual period. For certain revolving facilities (e.g. credit card and overdraft), the expected lives is the credit risk exposure period and credit risk management actions that the Bank expects to take and that serve to mitigate ECLs.

●	Impairment records: IFRS 9 established changes related to the FVOCI financial assets, where the amount of the change in the fair value that is attributable to changes in the credit risk of the financial asset is presented in other comprehensive income, and the remaining amount of the change in the fair value is presented in profit or loss.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

c)	Hedge accounting: The general hedge accounting requirements align more closely with risk management practices and establish a more principle-based approach thereby allowing hedge accounting to be applied to a wider variety of hedging instruments and risks. Macro hedge accounting is being dealt with as a separate project.

The Bank has applied IFRS 9 and IFRS 7R, effective for annual periods beginning on January 1, 2018, for the first time. Changes include updated accounting policies, classification and measurement of financial assets and liabilities and impairment of financial assets, as well as transition disclosure (Note 2), detailed qualitative and quantitative information about ECL calculations, reconciliations from opening to closing ECL allowance and gross carrying amount of Account and receivable measured at amortised cost and FVOCI. As permitted by the transitional provisions of IFRS 9, the Bank has elected not to restate comparative figures. Any adjustments to the carrying amounts of financial assets and liabilities at the transition date were recognised in the opening retained earnings and other reserves of the current period. The comparative period notes to the financial statements present the same disclosures made in prior year.

IFRS 15, Income from contracts with clients - On May 28, 2014, the IASB published IFRS 15, which aims to establish principles for reporting useful information to users of financial information about the nature, amount, timing and uncertainty of The income and cash flows generated from an entity’s contracts with its customers. IFRS 15 eliminates IAS 11 Construction Contracts, IAS 18 Income, IFRIC 13 Loyalty Programs with Customers, IFRIC 15 Real Estate Construction Agreements, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue - Exchange of Advertising Services.

On April 12, 2016, the IASB issued “Clarifications to IFRS 15 Revenue from contracts with customers”, this amendments do not change the underlying principles of the standard, just clarify and offer some additional transition relief. The main topics addressed by this amendment comprise: Indentifying performance obligations, Principal versus agent cosniderations and licensing in addition to transition relief.

This standard was applicable from January 1, 2018, with early application permitted. Management performed a detailed review of the new five-step model of revenue recognition, and concluded that this standard did not have a material impact on the Bank's financial statements. See Note 2 for additional information regarding the adoption of this standard.

Amendments to IFRS 2 Classification and measurement of share-based payment transactions – These amendments were published on June 20, 2016, to address issues with:

• The accounting of share- based payment transactions paid in cash that include a performance condition

• The classification of share-based transactions

• Accounting for modifications of share-based payment transactions from cash-settled to equity-settled.

This standard was applicable from January 1, 2018, with early application permitted. Management evaluation concluded that this amendment did not have a material impact on the Bank’s financial statements.

Amendments to IFRS 4: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts - The amendments are intended to address concerns about the different effective dates of IFRS 9 and the forthcoming new insurance contracts standard (expected as IFRS 17 within the next six months). The amendments provide two options for entities that issue insurance contracts within the scope of IFRS 4:

-	an option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets (the “overlay approach”);

-	an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4 (the “deferral approach”).

An entity would apply the overlay approach retrospectively to qualifying financial assets when it first applies IFRS 9 while an entity would apply the deferral approach for annual periods beginning on or after January 1, 2018. Management evaluation conclude that this amendment did not have a material impact on the Bank's financial statements.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IFRIC 22 Foreign Currency Transactions and Advance Consideration – This interpretation issued on December 8, 2016, clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The Interpretation covers foreign currency transactions when an entity recognises a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognises the related asset, expense or income. It does not apply when an entity measures the related asset, expense or income on initial recognition at fair value or at the fair value of the consideration received or payed at a date other than the date of initial recognition of the non-monetary asset or non-monetary liability. Also, the Interpretation need not be applied to income taxes, insurance contracts or reinsurance contracts.

The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt.

IFRIC 22 was effective for annual reporting periods beginning on or after 1 January 2018. Earlier application was permitted. Management evaluation concluded that this amendment did not have a material impact on the Bank’s financial statements.

Annual Improvement 2014-2016

IFRS 1 First time adoption of IFRS - Deletion of short-term exemptions for first-time adopters.

IAS 28 Investments in Associates and Joint Ventures - Measuring an associate or joint venture at fair value.

The amendments to IFRS 1 and IAS 28 were effective for annual periods beginning on or after 1 January 2018. Management concluded that this amendment did not have a material impact on the Bank’s financial statements.

2.  New and revised IFRS issued but not effective

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them, which were not mandatory as of December 31, 2018. Although in some cases the application is permitted by the IASB, the Bank has not made its application on that date.

Sale or Contributions of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) - Issued on September 11, 2014, the IASB has published ‘Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)’. The amendments address a conflict between the requirements of IAS 28 ‘Investments in Associates and Joint Ventures’ and IFRS 10 ‘Consolidated Financial Statements’ and clarifies the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

●	requires full recognition in the investor’s financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations);

●	requires the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognised only to the extent of the unrelated investors’ interests in that associate or joint venture.

On December 17, 2015 the IASB has published final amendments to “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”. The amendments defer the effective date of the September 2014 amendments to these standards indefinitely until the research project on the equity method has been concluded. The Bank’s management has considered that these amendments will not have a material impact on the consolidated financial statements of the Bank.

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

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The bank has established a team that has reviewed the Bank’s lease agreements, under the new lease accounting guidelines in IFRS 16. The standard mainly affects the accounting of the Bank’s operating leases. To date, the Bank has non-cancelable operating lease commitments and short-term leases, which will be recognised directly as lease expenses in results.

For lease commitments that are in scope of the standard, the Bank will recognise, as of January 1, 2019, assets for the right to use of approximately MM $ 154,284 and lease liabilities for the same amount, since it has been elected to apply the simplified transition approach in which no comparative information is restated, instead, the cumulative effect of the application of the standard (if any) is recognised as an adjustment to the initial balance of retained earnings to the date of the initial application.

The Bank will apply the standard from its mandatory adoption date on January 1, 2019. The Bank has elected to apply the simplified transition approach and will not re-state the comparative amounts for the year prior to adoption. The right-of-use assets for property leases will be measured in the transition as if the new rules had always been applied. All other assets for right of use will be measured at the amount of the lease liability in the adoption (adjusted for any lease expense paid in advance or accrued).

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

The Bank’s management has considered that these amendments will not have a material impact on the consolidated financial statements of the Bank.

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

IAS 12 Income taxes – The amendments clarify that all income tax consequences of dividends should be recognised in profit or loss, regardless of how the tax arises.

IAS 23 Borrowing cost – The amendments clarify that if any specific borrowing remain outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

The amendments are effective for periods beginning on or after January 1, 2019, early application is permitted. The Bank’s management has considered that these amendments will not have a material impact on the consolidated financial statements of the Bank.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 02

ACCOUNTING CHANGES

A.	IFRS 15 ADOPTION

On January 1, 2018, IFRS 15 revenues from contracts with customers has become effective. In accordance with the Bank’s activities, income and expenses arising from fees and commission are under the scope of this new standard. Consequently a review over fees and comissions has been performed, to ensure the five step approach is fully met.

The Bank has elected to adopt IFRS 15 using a modified retrospective approach where the cumulative effect of initially applying it is recognised as an adjustment to the opening balance of retained earnings and comparatives are not restated.

The Bank concluded that there is no impact as of January 1, 2018, however new disclosure requirements must be adopted. See Note 1 and Note 28.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 02

ACCOUNTING CHANGES, continued

B.	IFRS 9 ADOPTION – Transition disclosure

The following disclosure provides the impact of adopting IFRS 9 on the statements of financial position and retained earnings including the effect of replacing IAS 39’s incurred credit loss provision with IFRS 9’s ECLs.

		IAS 39 carrying amount				IFRS 9 carrying amount
	Ref	Category	Amount	Reclassification	Remeasurement	Amount	Category
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
AMORTISED COST
Cash and deposit in banks
Opening balance under IAS 39 and closing under IFRS 9		AC	1,452,922	-	-	1,452,922	AC

Interbank loans, net
Opening balance under IAS 39		AC	162,213	-	-	-	-
Remeasurement: ECL Allowance	A	-	-	(162,213)	-	-	-
Closing balance under IFRS9		-	-	-	-	-	-

Loans and accounts receivable from customers, net
Opening balance under IAS 39		AC	26,772,544	-	-	-	-
Addition: from interbank loans	A	-	-	162,213	-	-	-
Subtraction to FVOCI (net of allowance)	B	-	-	(107,846)
Remeasurement: ECL Allowance		-	-	-	(97,322)	-
Closing balance under IFRS 9		-	-	-	-	26,729,589	AC
Total financial assets measured at amortised cost			28,387,679	(107,846)	(97,322)	28,182,511

FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (FVOCI)
Available for sale investment (debt securities)
Opening balance under IAS 39		FVOCI	2,574,546	-	-	-
Remeasurement: ECL Allowance			-	-		-
Closing balance under IFRS 9			-	-	-	2,574,546	FVOCI

Loans and accounts receivable from customers , net
Opening balance under IAS 39		AC	-	-	-	-
Addition: from amortised cost (net of allowance)	B		-	107,846	-	-
Remeasurement: from cost to FV	B		-	-	(236)	-
Remeasurement: ECL Allowance	B		-	-	291	-
Closing balance under IFRS 9			-	107,846	55	107,901	FVOCI

Investment in associate and other companies – Bladex (equity instuments)
Opening balance under IAS 39		Cost	136	-	-	-
Remeasurement: from cost to FV	C		-	-	306	-
Closing balance under IFRS 9			-	-	306	442	FVOCI

Investment in associate and other companies- Stock exchange (equity instruments)
Opening balance under IAS 39		FV	287	-	-	-
Remeasurement: from cost to FV			-	-	-	-
Closing balance under IFRS 9	C		-	-	-	287	FVOCI
Total financial assets measured at FVOCI			2,574,969	107,846	361	2,683,176

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 02

ACCOUNTING CHANGES, continued

	Ref	IAS 39 carrying amount				IFRS 9 carrying amount
		Category	Amount	Reclassification	Remeasurement	Amount	Category
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
FAIR VALUE THROUGH PROFIR OR LOSS (FVPL)
Trading investment
Opening balance under IAS 39 and closing under IFRS 9		FVPL	485,736			485,736	FVPL

Derivatives contracts (hedging + trading
Opening balance under IAS 39 and closing under IFRS 9		FVPL	2,238,647			2,238,647	FVPL
Total financial assets measured at FVTPL			2,724,383			2,274,383

The following explains how applying the new requirements of IFRS 9 led to changes in classification of certain financial assets held by the Bank as shown in the table above:

(A)	Interbank loans

According to the new balance presentation, the Bank has grouped interbank loans with the loans and account receivable since both are measured at amortised cost, and evaluated together for impairment purposes.

(B)	Loans and account receivable measured at fair value through other comprehensive income

The Bank enters into arrangements with its major customers for project finance and syndicated loans and, sometimes the amount requested exceeds the Bank’s limit for a single client exposure under the established credit risk policy, accordingly, the transaction is approved under the condition to sell a portion of the facility in the near term, which is classified under this category. Also, the Bank has decided to include loans that the Bank are expecting to sell if the market conditions are favourable to the Bank in this category. These loans are measured at fair value through other comprehensive income, and subject to impairment requirements.

(C)	Investment in equity instrument

The Bank has elected to irrevocably designate non-trading equity securities required to operates in Chile and outside at FVOCI as permited under IFRS 9. Bladex and stock exchange securities were previously measured at cost as permited by IAS 39. The changes in fair value will no longer be reclassified to profit or loss when they are disposed of.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 02

ACCOUNTING CHANGES, continued

The following table reconcilies the prior period’s closing impairment allowance measured in accordance with the IAS 39 incurred loss model to the new impairment model:

	Loans loss allowance under IAS 39	Reclassification	Remeasurement	Loans loss allowance under IFRS 9
	MCh$	MCh$	MCh$	MCh$
Loans and receivable (IAS 39)/ Financial assets at amortised cost (IFRS 9)
Interbank loans	472	(472)	-	-
Loans and account receivable from customers	790,685	84	97,322	888,091
Total loans and account receivable at amortised cost	791,157	(388)	97,322	888,091

Available for sale investment (IAS39)/Financial assets at FVOCI (IFRS 9)
Loans and account receivable from customer – at FVOCI	-	388	(291)	97
Total financial assets at FVOCI	-	388	(291)	97

Other credit- related commitments
Contingent liabilities	8,404	-	(3,767)	4,637
Loan commitments	-	-	19,124	19,124
Total contingents	8,404	-	15,357	23,761

Total provision for loan losses	799,561	-	112,388	911,949

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 02

ACCOUNTING CHANGES, continued

The composition of the loan portfolio as of January 1, 2018 is as follows:

As of January 1, 2018	Assets before allowances				ECL allowance				Net Assets
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Interbank loans	162,685	-	-	162,685	13	-	-	13	162,672
Commercial loans	8,743,179	595,436	543,807	9,882,422	56,546	36,541	246,870	339,957	9,542,465
Foreign trade loans	1,464,059	56,110	54,344	1,574,513	4,883	849	33,480	39,212	1,535,301
Checking accounts debtors	173,738	8,005	13,953	195,696	2,302	411	9,385	12,098	183,598
Factoring transactions	441,014	4,035	4,841	449,890	837	91	3,366	4,294	445,596
Student loans	70,984	7,402	9,904	88,290	3,644	2,329	6,092	12,065	76,225
Leasing transactions	1,235,103	161,882	60,019	1,457,004	8,946	9,553	27,835	46,334	1,410,670
Other loans and account receivable	110,307	5,663	36,623	152,593	2,640	1,549	24,551	28,740	123,853
Subtotal	12,401,069	838,533	723,491	13,963,093	79,811	51,323	351,579	482,713	13,317,708

Mortgage loans
Loans with mortgage finance bonds	21,529	1,230	1,301	24,060	25	51	172	248	23,812
Endorsable mortgage mutual loans	107,900	2,973	4,205	115,078	100	143	628	871	114,207
Other mortgage mutual loans	8,061,800	465,146	430,811	8,957,757	14,477	20,033	72,390	106,900	8,850,857
Subtotal	8,191,229	469,349	436,317	9,096,895	14,602	20,227	73,190	108,019	8,988,876

Consumer loans
Installment consumer loans	2,378,614	234,044	298,084	2,910,742	51,172	46,866	157,811	255,849	2,654,893
Credit card balances	1,324,742	20,916	19,322	1,364,980	20,443	7,633	11,982	40,058	1,324,922
Leasing transactions	4,627	47	41	4,715	1,013	23	74	1,110	3,605
Other consumer loans	270,410	2,573	4,272	277,255	84	35	223	342	276,913
Subtotal	3,978,393	257,580	321,719	4,557,692	72,712	54,557	170,090	297,359	4,260,333

Total	24,570,691	1,565,462	1,481,527	27,617,680	167,125	126,107	594,859	888,091	26,566,917

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 03

SIGNIFICANT EVENTS

As of December 31, 2018, the following significant events have occurred and affected the Bank`s operations and Consolidated Financial Statements.

a) The Board

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on February 27, 2018, the following matters were agreed:

- On the occasion of the resignation of Mr. Vittorio Corbo Lioi from his position as Director, it was effective during the said session, who was also exercised as Chairman of the Board of Directors, Mr. Claudio Melandri Hinojosa was appointed in his place as Director and Chairman of the Board of Banco Santander-Chile, who will temporarily hold the position of General Manager until February 28, 2018 inclusive, in accordance with the provisions of Article 49 No. 8 of the General Banking Law.

- Mr. Miguel Mata Huerta, has been appointed as Bank's General Manager, as of March 1, 2018, who served as Deputy General Manager, this position was eliminated.

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on March 27, 2018, the following matters were agreed:

- On the occasion of the resignation of the Regular Directors, Mr. Roberto Méndez Torres and Mr. Roberto Zahler Mayanz, made on this date, the Board of Directors has appointed Mrs. Félix de Vicente Mingo and Alfonso Gómez Morales as their principal independent Directors.

- Mr. Orlando Poblete Iturrate has been appointed First Vice President and Oscar Von Chrismar Carvajal as Second Vice President.

- It was agreed to call an Ordinary Meeting of Shareholders for April 24, 2018.

At the Ordinary Shareholders' Meeting of Banco Santander-Chile, held on April 24, 2018, Claudio Melandri Hinojosa was appointed Chairman and the independent directors Alfonso Gómez Morales and José Félix de Vicente Mingo, were appointed as principal directors, previously designated by the Board.

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on July 12, 2018, the following agreements were adopted:

- On the occasion of the resignation of the substitute director Mr. Raimundo Monge Zegers, the board of directors has appointed Mr. Oscar Von Chrismar Carvajal, who was a principal Director.

- Mr. Rodrigo Vergara Montes has been appointed independent director.

- Mr. Rodrigo Vergara Montes have been appointed First Vice President and Second Vice President, Mr. Orlando Poblete Iturrate.

b) Use of Profits and Distribution of Dividends

At the Ordinary Shareholders’ Meeting of Banco Santander-Chile held on April 24, 2018, together with approving the Consolidated Financial Statements corresponding to the year 2017, it was agreed to distribute 75% of the net profits for the year (which are denominated in the financial statements). consolidated “Profit attributable to shareholders of the Bank”), which amounted to $ 564,815 million. These profits correspond to a dividend of $ 2.24791611 for each share. Likewise, it is approved that the remaining 25% of the profits will be used to increase the Bank’s reserves.

c) Appointment of External Auditors

In the Board indicated above, it was agreed to appoint the firm PricewaterhouseCoopers Consultores, Auditores SpA,  as external auditors of the Bank and its subsidiaries for the 2018 fiscal year.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 03

SIGNIFICANT EVENTS, continued

d) Bods issued at December 31, 2018

d.1 Senior bonds

During the year ended December 31, 2018 the Bank has issued senior bonds int the amount of AUD 20,000,000, EUR 66,000,000, CHF 115,000,000, JPY 7,000,000,000 and USD 70,000,000 Debt issuance information is included in Note 19.

Series	Currency	Amount	Term (annual)	Issuance rate (annual)	Issuance date	Maturity date
AUD	AUD	20,000,000	5	3.56	05-11-2018	13-11-2023
Total	AUD	20,000,000
CHF	CHF	115,000,000	5	0.44	04-09-2018	21-12-2023
Total	CHF	115,000,000
EUR	EUR	26,000,000	7	1.00	04-05-2018	28-05-2025
EUR	EUR	40,000,000	12	1.78	08-06-2018	15-06-2030
Total	EUR	66,000,000
JPY	JPY	4,000,000,000	10.5	0.65	05-07-2018	13-01-2029
JPY	JPY	3,000,000,000	5	0.56	23-10-2018	23-10-2023
Total	JPY	7,000,000,000
USD	USD	50,000,000	10	3.69	02-10-2018	10-10-2028
USD	USD	20,000,000	2	4.17	05-11-2018	16-11-2020
Total	USD	70,000,000

d.2 Subordinated bonds

As at December 31, 2018 the Bank had not issued subordinated bonds in this financial year.

d.3 Mortgage bonds

As at December 31, 2018 the Bank had not issued mortage bonds in this financial year.

d.4       Repurchase of bonds

The Bank has conducted the following repurchase of bonds as of December 31, 2018:

Date	Series	Amount
04-01-2018	Senior bond	CLP 12,890,000,000
04-01-2018	Senior bond	CLP 4,600,000,000
22-01-2018	Senior bond	UF 24,000
05-04-2018	Senior bond	UF 484,000
06-04-2018	Senior bond	UF 184,000
23-04-2018	Senior bond	UF 216,000
24-04-2018	Senior bond	UF 4,000
25-04-2018	Senior bond	UF 262,000
10-05-2018	Senior bond	UF 800,000
07-06-2018	Senior bond	USD 3,090,000
11-12-2018	Senior bond	USD 250,000,000

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 04

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 04

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

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment’s interest income, fee and commission income, and expenses.

Below are the tables showing the Bank’s results by reporting segment for the years ended December 31, 2018, 2017 and 2016 in addition to the corresponding balances of loans and accounts receivable from customers:

		For the year ended December 31, 2018
	Loans and accounts receivable at amortised cost (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Expected credit losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	20,786,637	949,764	220,532	19,694	(287,739)	(553,157)	349,094
Middle-market	7,690,380	272,912	36,746	16,848	(26,314)	(92,377)	207,815
Commercial Banking	28,477,017	1,222,676	257,278	36,542	(314,053)	(645,534)	556,909

Global Corporate Banking	1,613,088	96,722	35,064	57,340	2,339	(64,913)	126,552
Other	123,309	94,970	(1,457)	11,200	(5.694)	(11,486)	87,533

Total	30,213,414	1,414,368	290,885	105,082	(317,408)	(721,933)	770,994

Other operating income							23,129
Other operating expenses and impairment							(32,381)
Income from investments in associates and other companies							5,095
Income tax expense							(167,144)
Net income for the year							599,693

(1) Corresponds to loans and accounts receivable at amortised cost under IFRS 9, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 04

REPORTING SEGMENTS, continued

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 04

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

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 05

CASH AND CASH EQUIVALENTS

a)       The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Cash and deposits in banks
Cash	824,863	613,361
Deposits at the Central Bank of Chile	953,016	441,683
Deposits in local banks	664	393
Deposits in banks abroad	286,898	397,485
Subtotals – Cash and deposits in banks	2,065,411	1,452,922

Net cash items in process of collection	190,714	181,419

Cash and cash equivalents	2,256,155	1,634,341

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

b)       Cash in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions were as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Assets
Documents held by other banks (documents to be cleared)	210,546	199,619
Funds receivable	143,211	468,526
Subtotal	353,757	668,145
Liabilities
Funds payable	163,043	486,726
Subtotal	163,043	486,726

Cash in process of collection, net	190,714	181,419

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 06

FINANCIAL ASSETS HELD FOR TRADING / TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	22,947	272,272
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	48,211	209,370
Subtotal	71,158	481,642

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotal	-	-

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	5,883	-
Subtotal	5,883	-

Investments in mutual funds
Funds managed by related entities	-	4,094
Funds managed by others	-	-
Subtotal	-	4,094

Total	77,041	485,736

As of December 31, 2018 and 2017, there were no trading investments sold under contracts to resell to clients or financial institutions.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	Rights arising from resale agreements

The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2018 and 2017, rights associated with instruments acquired under contracts to resell are as follows:

As of December 31,
	2018				2017
	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from the Chilean Government and the Chilean Central Bank
Chilean Central Bank Bonds	-	-	-	-	-	-	-	-
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other securities from the Government and the Chilean Central Bank	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	-	-	-	-	-	-	-	-

b)       Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2018 and 2017, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2018				2017
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from Chilean Government and the Chilean Central Bank:
Chilean Central Bank Bonds	48,307	-	-	48,307	-	-	-	-
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other securities from the Government and the Chilean Central Bank	110	-	-	110	241,995	-	-	241,995
Subtotal	48,417	-	-	48,417	241,995	-	-	241,995
Instruments from other domestic institutions:	128	-	-	128
Time deposits in Chilean financial institutions					1,118	38	-	1,156
Subtotal	128	-	-	128	1,118	38	-	1,156
Instruments from other foreign institutions:
Securities from Government or foreign Central Banks	-	-	-	-	24,910	-	-	24,910
Subtotal	-	-	-	-	24,910	-	-	24,910

Total	48,545	-	-	48,545	268,023	38	-	268,061

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

c)	Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2018 and 2017, valued at fair value:

	As of December 31,
	2018			2017
	Available for sale portfolio	Trading portfolio	Total	Available for sale portfolio	Trading portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	49,040	-	49,040	-	-	-
Chilean Central Bank Notes	-	-	-	-	-	-
Other securities from the Government and the Chilean Central Bank	109	-	109	241,995	-	241,995
Subtotal	49,149	-	49,149	241,995	-	241,995
Other Chilean securities:
Time deposits in Chilean financial institutions	132	-	132	1,156	-	1,156
Subtotal	132	-	132	1,156	-	1,156
Instruments from other foreign institutions:
Securities from Government or foreign Central Banks	-	-	-	24,910	-	24,910
Subtotal	-	-	-	24,910	-	24,910

Total	49,281	-	49,281	268,061	-	268,061

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2018 and 2017 the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2018
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Interest rate swaps	80,000	491,600	1,191,012	1,762,612	14,789	9,188
Cross currency swaps	-	1,276,909	6,706,197	7,983,106	96,357	36,708
Subtotal	80,000	1,768,509	7,897,209	9,745,718	111,146	45,896

Cash flow hedge derivatives
Currency forwards	205,750	168,151	-	373,901	-	8,013
Cross currency swaps	1,920,900	1,970,412	9,191,209	13,082,521	79,859	32,712
Subtotal	2,126,650	2,138,563	9,191,209	13,456,422	79,859	40,725

Trading derivatives
Currency forwards	15,301,943	13,080,875	6,062,183	34,445,001	613,063	466,741
Interest rate swaps	12,024,095	22,064,681	69,453,618	103,542,394	723,870	577,835
Cross currency swaps	2,173,111	8,853,306	68,976,339	80,002,756	1,568,365	1,385,314
Call currency options	26,731	60,235	57,579	144,545	4,332	854
Call interest rate options	-	-	-	-	-	-
Put currency options	23,411	50,445	56,392	130,248	-	363
Other derivatives	-	-	-	-	-	-
Subtotal	29,549,291	44,109,542	144,606,111	218,264,944	2.909.630	2.431.107

Total	31,755,941	48,016,614	161,694,529	241,467,084	3,100,635	2,517,728

	As of December 31, 2017
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Interest rate swaps	-	162,985	1,554,171	1,717,156	23,003	1,424
Cross currency swaps	-	715,701	5,362,772	6,078,473	15,085	65,724
Subtotal	-	878,686	6,916,943	7,795,629	38,088	67,148

Cash flow hedge derivatives
Currency forwards	801,093	218,982	-	1,020,075	39,233	59
Cross currency swaps	421,428	1,637,604	6,672,566	8,731,598	36,403	128,355
Subtotal	1,222,521	1,856,586	6,672,566	9,751,673	75,636	128,414

Trading derivatives
Currency forwards	17,976,683	10,679,327	3,091,393	31,747,403	412,994	502,555
Interest rate swaps	9,069,964	14,389,389	46,342,779	69,802,132	467,188	392,366
Cross currency swaps	2,963,641	7,503,144	47,111,371	57,578,156	1,241,632	1,042,120
Call currency options	190,386	37,099	49,853	277,338	1,322	1,950
Call interest rate options	-	-	-	-	-	-
Put currency options	192,722	28,616	50,470	271,808	1,787	4,935
Other derivatives	-	-	-	-	-	-
Subtotal	30,393,396	32,637,575	96,645,866	159,676,837	2,124,923	1,943,926

Total	31,615,917	35,372,847	110,235,375	177,224,139	2,238,647	2,139,488

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2018 and 2017, classified by term to maturity:

	As of December 31, 2018
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivable at amortised cost
Endorsable mortgage mutual loans	653,872	1,272,382	276,590	603,818	2,806,662
Debt instruments at FVOCI
Yankee bonds	-	-	-	172,072	172,072
Mortgage financing bonds	-	-	3,779	-	3,779
Treasury bonds (BTP)	-	-	-	174,440	174,440
Chilean Treasury bonds	-	304,818	-	220,041	524,859
Chilean Central Bank bonds	-	449,730	-	-	449,730
Time deposits and other time liabilities
Time deposits	321,600	-	-	164,413	486,013
Issued debt instruments
Senior bonds	708,624	1,117,779	1,298,470	2,003,289	5,128,162
Total	1,684,096	3,144,709	1,578,839	3,338,073	9,745,717
Hedging instrument
Cross currency swaps	1,112,496	2,794,709	1,228,839	2,847,061	7,983,105
Interest rate swaps	571,600	350,000	350,000	491,012	1,762,612
Total	1,684,096	3,144,709	1,578,839	3,338,073	9,745,717

	As of December 31, 2017
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivable from customers
Endorsable mortgage mutual loans	587,412	801,230	106,910	-	1,495,552
Available for sale investments
Yankee bonds	-	-	6,169	64,769	70,938
Mortgage financing bonds	-	-	4,738	-	4,738
Treasury bonds (BTP)	-	-	-	129,539	129,539
Chilean Treasury bonds	-	21,377	762,727	-	784,104
Chilean Central Bank bonds (BCP)	128,289	218,640	443,357	-	790,286
Time deposits and other time liabilities
Time deposits	137,985	-	-	-	137,985
Issued debt instruments
Senior bonds	25,000	1,399,686	670,488	2,287,313	4,382,487
Total	878,686	2,440,933	1,994,389	2,481,621	7,795,629
Hedging instrument
Cross currency swaps	715,701	1,512,238	1,813,221	2,037,313	6,078,473
Interest rate swaps	162,985	928,695	181,168	444,308	1,717,156
Total	878,686	2,440,933	1,994,389	2,481,621	7,795,629

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

Below is the notional amount of the hedged items as of December 31, 2018 and 2017, and the period when the cash flows will be generated:

	As of December 31, 2018
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable at amortised cost
Mortgage loans	1,890,696	3,026,824	1,459,389	2,467,090	8,843,999
Commercial loans	39,809	69,776	-	-	109,585
Debt instruments at FVOCI
Yankee bond	-	-	-	-	-
Chilean Central Bank bonds	-	-	246,306		246,306
Time deposits	-	-	166,628	-	166,628
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	-	666,823	-	-	666,823
Senior bonds (fixed rate)	456,478	203,594	450,835	503,721	1,614,628
Interbank borrowings
Interbank loans	1,764,348	-	-	-	1,764,348
Total	4,151,331	3,967,017	2,323,158	2,970,811	13,412,317
Hedging instrument
Cross currency swaps	3,891,311	3,853,136	2,323,158	2,970,811	13,038,416
Currency forwards	260,020	113,881	-	-	373,901
Total	4,151,331	3,967,017	2,323,158	2,970,811	13,412,317

	As of December 31, 2017
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loans	1,153,348	583,061	1,335,141	2,353,871	5,425,421
Commercial loans	644,608	-	-	-	644,608
Available for sale investments
Yankee bond	-	-	25,290	132,572	157,862
Chilean Central Bank bonds	-	-	242,819	-	242,819
Time deposits	-	-	-	-	-
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	120,520	647,550	302,454	-	1,070,524
Senior bonds (fixed rate)	241,183	121,619	224,401	300,874	888,077
Interbank borrowings
Interbank loans	919,448	402,914	-	-	1,322,362
Total	3,079,107	1,755,144	2,130,105	2,787,317	9,751,673
Hedging instrument
Cross currency swaps	2,059,032	1,755,144	2,130,105	2,787,317	8,731,598
Currency forwards	1,020,075	-	-	-	1,020,075
Total	3,079,107	1,755,144	2,130,105	2,787,317	9,751,673

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Below is an estimate of the periods in which cash flows are expected to be produced:

b.1 Forecasted cash flows for interest rate risk:

	As of December 31, 2018
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	76,736	35,994	3,062	2,401	118,193
Outflows	(125,747)	(46,372)	(13,311)	(4,701)	(190,131)
Net flows	(49,011)	(10,378)	(10,249)	(2,300)	(71,938)

Hedging instrument
Inflows	125,747	46,372	13,311	4,701	190,131
Outflows (*)	(76,736)	(35,994)	(3,062)	(2,401)	(118,193)
Net flows	49,011	10,378	10,249	2,300	71,938

(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2017
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	308,737	60,515	13,780	2,594	385,626
Outflows	(60,733)	(43,507)	(7,757)	(878)	(112,875)
Net flows	248,004	17,008	6,023	1,716	272,751

Hedging instrument
Inflows	60,733	43,507	7,757	878	112,875
Outflows (*)	(308,737)	(60,515)	(13,780)	(2,594)	(385,626)
Net flows	(248,004)	(17,008)	(6,023)	(1,716)	(272,751)

(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2 Forecasted cash flows for inflation risk:

	As of December 31, 2018
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	37,086	73,576	166,516	310,293	587,471
Outflows	(14,036)	-	-	-	(14,036)
Net flows	23,050	73,576	166,516	310,293	573,435

Hedging instrument
Inflows	14,036	-	-	-	14,036
Outflows	(37,086)	(73,576)	(166,516)	(310,293)	(587,471)
Net flows	(23,050)	(73,576)	(166,516)	(310,293)	(573,435)

	As of December 31, 2017
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	20,300	29,008	103,544	286,471	439,323
Outflows	(1,645)	-	-	-	(1,645)
Net flows	18,655	29,008	103,544	286,471	437,678

Hedging instrument
Inflows	1,645	-	-	-	1,645
Outflows	(20,300)	(29,008)	(103,544)	(286,471)	(439,323)
Net flows	(18,655)	(29,008)	(103,544)	(286,471)	(437,678)

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.3 Forecasted cash flows for exchange rate risk:

As of December 31, 2018 and 2017 the Bank has no forecasted cash flows for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statements of Changes in Equity, specifically within Other comprehensive income, as of December 31, 2018 and 2017, is as follows:

	As of December 31,
Hedged item	2018	2017
	MCh$	MCh$

Interbank loans	309	(4,779)
Time deposits and other time liabilities	-	-
Issued debt instruments	(10,893)	(8,683)
Available for sale investments	-	(364)
Loans and accounts receivable from customers	-	10,264
Debt instruments at FVOCI	(1,392)	-
Loans and accounts receivable at amortised cost	21,779	-
Net flows	9,803	(3,562)

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset.

As of December 31, 2018 and 2017 the Bank recorded ineffectiveness for an amount of Ch$2,912 million and Ch$1,187 million, respectively

During the year, the Bank did not enter into any cash flow hedges relating to forecasted transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$

Bond hedging derivatives	-	-	(77)
Interbank loans hedging derivatives	(683)	-	-

Cash flow hedge net gain (loss)	(683)	-	(77)
See Note 25 - Equity, letter e)

e)	Net investment hedges in foreign operations:

As of December 31, 2018 and 2017, the Bank does not have any foreign net investment hedges in its hedge accounting portfolio.

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 09

LOANS AND ACCOUNT RECEIVABLE AT AMORTISED COST – under IFRS 9

As of December 31, 2018 the composition of the loan portfolio is as follows:

As of December 31, 2018	Assets before allowances				ECL allowance				Net Assets
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Interbank loans	15,093	-	-	15,093	10	-	-	10	15,083
Commercial loans	9,684,451	841,123	608,192	11,133,766	52,782	41,954	274,050	368,786	10,764,980
Foreign trade loans	1,646,337	56,295	49,805	1,752,437	5,466	735	33,716	39,917	1,712,520
Checking accounts debtors	183,290	16,452	15,420	215,162	2,108	467	11,209	13,784	201,378
Factoring transactions	370,391	6,005	4,587	380,983	829	91	3,433	4,353	376,630
Student loans	64,381	6,049	9,486	79,916	2,705	2,170	6,315	11,190	68,726
Leasing transactions	1,225,755	169,196	48,773	1,443,724	7,236	9,033	22,531	38,800	1,404,924
Other loans and account receivable	123,108	5,135	36,820	165,063	2,594	1,190	26,178	29,962	135,101
Subtotal	13,312,806	1,100,255	773,083	15,186,144	73,730	55,640	377,432	506,802	14,679,342

Mortgage loans
Loans with mortgage finance bonds	15,261	1,241	924	17,426	20	40	117	177	17,249
Endorsable mortgage mutual loans	101,074	3,454	4,008	108,536	87	126	592	805	107,731
Other mortgage mutual loans	9,142,627	442,801	439,591	10,025,019	8,899	14,936	66,453	90,288	9,934,731
Subtotal	9,258,962	447,496	444,523	10,150,981	9,006	15,102	67,162	91,270	10,059,711

Consumer loans
Installment consumer loans	2,693,260	231,107	265,303	3,189,670	50,748	48,622	148,017	247,387	2,942,283
Credit card balances	1,385,783	14,977	16,392	1,417,152	15,087	4,961	8,740	28,788	1,388,364
Leasing transactions	3,974	133	50	4,157	83	22	22	127	4,030
Other consumer loans	258,723	2,822	3,765	265,310	4,986	767	2,287	8,040	257,720
Subtotal	4,341,740	249,039	285,510	4,876,289	70,904	54,372	159,066	284,342	4,591,947

Total	26,913,508	1,796,790	1,503,116	30,213,414	153,640	125,114	603,660	882,414	29,331,001

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 09

LOANS AND ACCOUNT RECEIVABLE AT AMORTISED COST, continued

a.	Commercial loans

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as follows:

	Stage1		Stage2		Stage3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
Gross carrying amount at January 1, 2018	8,899,468	3,338,916	630,515	208,018	372,744	350,747	13,800,408
Transfers
Transfers to stage 2	(225,062)	(53,020)	225,062	53,020	-	-	-
Transfers to stage 3	(16,654)	(67,886)	-	-	16,654	67,886	-
Transfers to stage 3	-	-	(59,688)	(40,853)	59,688	40,853	-
Transfers to stage 1	13,199	52,755	(13,199)	(52,755)	-		-
Transfers to stage 2	-	-	4,451	36,247	(4,451)	(36,247)	-
Transfers to stage 1	-	718	-	-		(718)	-
Net changes on financial assets	1,497,618	708,531	138,436	48,323	4,240	70,848	2,467,996
Writte-off	-	-	-	-	(53,921)	(74,430)	(128,351)
Foreign Exchange adjustments	(472,732)	(363,045)	(57,794)	(19,528)	(8,025)	(32,785)	(953,909)
At 31 December 2018	9,695,837	3,616,969	867,783	232,472	386,929	386,154	15,186,144

	Stage 1		Stage 2		Stage 3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
ECL allowance at January 1, 2018	29,797	50,014	28,282	23,041	191,397	160,182	482,713
Transfers
Transfers to stage 2	(2,719)	(1,525)	8,005	8,169	-	-	11,930
Transfers to stage 3	(241)	(2,697)	-	-	6,612	29,839	33,513
Transfers to stage 3	-	-	(5,541)	(6,776)	22,705	17,475	27,863
Transfers to stage 1	167	553	(411)	(3,402)	-		(3,093)
Transfers to stage 2	-		330	1,854	(1,704)	(6,776)	(6,296)
Transfers to stage 1	-	22	-	-	-	(72)	(50)
Net changes of the exposure and modifications in the credit risk	4,105	3,770	2,740	2,855	1,251	29,253	43,974
Writte-off	-	-	-		(37,439)	(58,510)	(95,949)
Foreign Exchange adjustments	(920)	(6,696)	(2,339)	(1,167)	15,293	7,926	12,197
At 31 December 2018	30,189	43,541	31,066	24,574	198,115	179,317	506,802

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 09

LOANS AND ACCOUNT RECEIVABLE AT AMORTISED COST, continued

b.	Mortgage loans

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as follows:

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
Gross carrying amount at January 1, 2018	8,191,229	469,349	436,317	9,096,895
Transfers
Transfers to stage 2	(87,473)	87,473	-	-
Transfers to stage 3	(64,949)	-	64,949	-
Transfers to stage 3	-	(54,488)	54,488	-
Transfers to stage 1	162,432	(162,432)	-	-
Transfers to stage 2	-	79,159	(79,159)	-
Transfers to stage 1	2,612	-	(2,612)	-
Net changes on financial assets	1,226,259	34,653	10,215	1,271,127
Writte-off	-	-	(31,664)	(31,664)
Foreign Exchange adjustments	(171,148)	(6,218)	(8,011)	(185,377)
At 31 December 2018	9,258,962	447,496	444,523	10,150,981

	Stage 1	Stage 2	Stage 3	TOTAL
	Collective	Collective	Collective
ECL allowance at January 1, 2018	14,602	20,227	73,190	108,019
Transfers
Transfers to stage 2	(516)	3,846	-	3,330
Transfers to stage 3	(383)	-	9,060	8,677
Transfers to stage 3	-	(2,518)	8,056	5,538
Transfers to stage 1	263	(6,255)	-	(5,992)
Transfers to stage 2	-	2,296	(10,185)	(7,889)
Transfers to stage 1	91	-	(232)	(141)
Net changes of the exposure and modifications in the credit risk	1,601	575	(1,784)	392
Writte-off	-	-	(13,548)	(13,548)
Foreign Exchange adjustments	(6,652)	(3,069)	2,605	(7,116)
At 31 December 2018	9,006	15,102	67,162	91,270

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 09

LOANS AND ACCOUNT RECEIVABLE AT AMORTISED, continued

c.	Consumer loans

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as follows:

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
Gross carrying amount at January 1, 2018	3,978,393	257,580	321,719	4,557,692
Transfers
Transfers to stage 2	(46,936)	46,936		-
Transfers to stage 3	(33,161)		33,161	-
Transfers to stage 3	-	(19,327)	19,327	-
Transfers to stage 1	29,777	(29,777)	-	-
Transfers to stage 2	-	17,988	(17,988)	-
Transfers to stage 1	37	-	(37)	-
Net changes on financial assets	766,069	1,063	76,398	843,530
Writte-off	-	-	(115,933)	(115,933)
Foreign Exchange adjustments	(352,439)	(25,424)	(31,137)	(409,000)
At 31 December 2018	4,341,740	249,039	285,510	4,876,289

	Stage 1	Stage 2	Stage 3	TOTAL
	Collective	Collective	Collective
ECL allowance at January 1, 2018	72,712	54,557	170,090	297,359
Transfers
Transfers to stage 2	(2,117)	14,655	-	12,538
Transfers to stage 3	(1,431)	-	16,311	14,880
Transfers to stage 3	-	(3,913)	10,721	6,808
Transfers to stage 1	1,320	(4,890)	-	(3,570)
Transfers to stage 2	-	2,943	(9,107)	(6,164)
Transfers to stage 1	6	-	(18)	(12)
Net changes of the exposure and modifications in the credit risk	3,782	(8,572)	42,194	37,404
Writte-off	-	-	(64,506)	(64,506)
Foreign Exchange adjustments	(3,368)	(408)	(6,619)	(10,395)
At 31 December 2018	70,904	54,372	159,066	284,342

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 10

LOANS AND ACCOUNT RECEIVABLE AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - under IFRS 9

The Bank has decided to classify a portfolio at fair value through other comprehensive income (FVOCI) related to loans and account receivable with its major customer, when they request a credit operation which exceeds single client exposure under the Bank’s credit risk policy. The risk committe approved the operation with the condition to sold a portion of the loan in the medium term, and meanwhile the Bank is looking for a buyer the portion is classified into this category.

Additionally, the Bank includes operations which are expecting to sell or maintain, depending if market conditions are favourable, these loans are classified into this category acording to management business model.

These portfolio is initially measured at amortised cost and afterward is adjusted at fair value, recognising the adjustment in other comprehensive income, while the Bank do not sell the loan. The portfolio is assessed for impairment loss under the new ECL model, same as loans at amortised cost.

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as follows:

	Stage1	Stage2	Stage3	TOTAL
	Individual	Individual	Individual
Gross carrying amount at January 1, 2018	107,998	-	-	107,998
Transfers
Transfers to stage 2	(6,697)	6,697	-	-
Transfers to stage 3	-	-	-	-
Transfers to stage 3	-	-	-	-
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 1	-	-	-	-
Net changes on financial assets	(40,754)	(1,821)	-	(42,575)
Writte-off	-	-	-	-
Foreign Exchange adjustments	3,198	73	-	3,271
At 31 December 2018	63,745	4,949	-	68, 694

	Stage 1	Stage 2	Stage 3	TOTAL
	Individual	Individual	Individual
ECL allowance at January 1, 2018	97	-	-	97
Transfers
Transfers to stage 2	(17)	26	-	9
Transfers to stage 3	-	-	-	-
Transfers to stage 3	-	-	-	-
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 1	-	-	-	-
Net changes of the exposure and modifications in the credit risk	8	(8)	-	-
Writte-off	-	-	-	-
Foreign Exchange adjustments	-	-	-	-
At 31 December 2018	88	18	-	106

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 11

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS and INTERBANK LOANS (under IAS 39)

a.	Loans and account receivable from customers

As of December 31, 2017	Assets before allowances			Allowances established
	Normal portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	9,244,460	746,196	9,990,656	133,254	168,736	301,990	9,688,666
Foreign trade loans	1,506,359	68,154	1,574,513	49,026	1,444	50,470	1,524,043
Checking accounts debtors	179,982	15,714	195,696	2,726	11,740	14,466	181,230
Factoring transactions	444,644	5,246	449,890	4,788	1,207	5,995	443,895
Student loans	77,226	11,064	88,290	-	5,922	5,922	82,368
Leasing transactions	1,335,653	121,351	1,457,004	17,529	12,793	30,322	1,426,682
Other loans and account receivable	106,815	45,778	152,593	11,467	17,231	28,698	123,895
Subtotal	12,895,139	1,013,503	13,908,642	218,790	219,073	437,863	13,470,779

Mortgage loans

Loans with mortgage finance bonds	22,620	1,440	24,060	-	123	123	23,937
Endorsable mortgage mutual loans	110,659	4,419	115,078	-	594	594	114,484
Other mortgage mutual loans	8,501,072	456,685	8,957,757	-	68,349	68,349	8,889,408
Subtotal	8,634,351	462,544	9,096,895	-	69,066	69,066	9,027,829

Consumer loans
Installment consumer loans	2,613,041	297,701	2,910,742	-	240,962	240,962	2,669,780
Credit card balances	1,341,098	23,882	1,364,980	-	33,401	33,401	1,331,579
Leasing transactions	4,638	77	4,715	-	62	62	4,653
Other consumer loans	271,789	5,466	277,255	-	9,331	9,331	267,924
Subtotal	4,230,566	327,126	4,557,692	-	283,756	283,756	4,273,936

Total	25,760,056	1,803,173	27,563,229	218,790	571,895	790,685	26,772,544

b.	Interbank loans

As of December 31, 2017 balances of Interbank loans is as follows:

MCh$
Domestic banks
Interbank loans	-
Other domestic bank loans	-

Foreign interbank loans
Interbank loans- foreign	162,685
Provisions and impairment for foreign bank loans	(472)

Total	162,213

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 11

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS and INTERBANK LOANS (under IAS 39), continued

The provisions and impairment as od December 31, 2017 is shown below:

	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2017	-	4,135	4,135
Provisions established	251	56	307
Provisions released	(251)	(3,719)	(3,970)

Total	-	472	472

c.	Portfolio characteristics

As of December 31, 2017, the portfolio before allowance by customer’s economic activity is as follows:

	Domestic loans	Foreign interbank loans	Total loans	Distribution percentage
	MCh$	MCh$	MCh$	%
Commercial loans
Manufacturing	1,218,232		1,218,232	4.39
Mining	302,037	-	302,037	1.09
Electricity, gas, and water	336,048	-	336,048	1.21
Agriculture and livestock	1,114,597	-	1,114,597	4.02
Forest	98,941	-	98,941	0.36
Fishing	215,994	-	215,994	0.78
Transport	697,948	-	697,948	2.52
Communications	168,744	-	168,744	0.61
Construction	1,977,417	-	1,977,417	7.13
Commerce	3,131,870	162,685	3,294,555	11.88
Services	467,747	-	467,747	1.69
Other	4,179,067	-	4,179,067	15.07
		-
Subtotal	13,908,642	162,685	14,071,327	50.75

Mortgage loans	9,096,895		9,096,895	32.81
		-
Consumer loans	4,557,692		4,557,692	16.43
		-
Total	27,563,229	162,685	27,725,914	100.00

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 11

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS and INTERBANK LOANS (under IAS 39), continued

d.	Impaired Portfolio

i)	As of December 31, 2017 the impaired portfolio is as follows:

	As of December 31,
	2017
	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$
Individual impaired portfolio	427,890	-	-	427,890
Non-performing loans (1) (collectively evaluated)	368,522	161,768	103,171	633,461
Other impaired portfolio	217,091	300,776	223,955	741,822
Total	1,013,503	462,544	327,126	1,803,173

(1) Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment at least 90 days past-due.

ii)	The impaired portfolio with or without guarantee as of December 31, 2017 is as follows:

	As of December 31,
	2017
	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$
Secured debt	582,557	413,716	34,260	1,030,533
Unsecured debt	430,946	48,828	292,866	772,640
Total	1,013,503	462,544	327,126	1,803,173

iii)	The portfolio of non-performing loans with or without guarantee, as of December 31, 2017 is as follows:

	As of December 31,
	2017
	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$
Secured debt	167,909	141,413	8,896	318,218
Unsecured debt	200,613	20,355	94,275	315,243
Total	368,522	161,768	103,171	633,461

iv)	The portfolio of non-performing portfolio as of December 31, 2017 is as follows:

	As of December31,
	2017
	Commercial	Mortgage	Consumer	Total
	MM$	MM$	MM$	MM$
Non-performing >90 days	362,968	159,265	92,541	614,774
Non-performing <90 days	5,554	2,503	10,630	18,687
Total	368,522	161,768	103,171	633,461

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 11

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS and INTERBANK LOANS (under IAS 39), continued

e.	Allowances

The changes in allowance balances during 2018 and 2017 are as follows:

Activity during 2017	Commercial loans		Mortgage loans	Consumer loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2017	246,336	183,106	57,009	300,019	786,470
Allowances established (1)	64,658	148,681	43,621	252,038	508,998
Allowances released (2)	(55,925)	(20,491)	(11,427)	(46,089)	(133,932)
Allowances released due to charge-off (3)	(36,279)	(92,223)	(20,137)	(222,212)	(370,851)
Balances as of December 31, 2017	218,790	219,073	69,066	283,756	790,685

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(2)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

f.	Recoveries by type of loan

	For the years ended December 31,
	2017	2016
	MCh$	MCh$

Commercial loans	32,401	27,185
Consumer loans	39,972	41,072
Residential mortgage loans	10,942	10,041
Total	83,315	78,298

Recoveries of loans previously charged off are recognised as income in the line item “Provision for loans losses”. We only recognise as a recovery interest and/or principal paid in cash in connection with a loan that has already been charged-off in its entirety, Such recoveries do not have an impact on our allowance for loan losses as these recoveries are for loans that have been already charged-off and recognised as a loss in our income statements and are no longer on-balance sheet.

g.	Allowances established on customer and interbank loans

The following chart shows the balance of allowances established, associated with credits granted to customers and banks:

	As of December 31,
	2017	2016
	MCh$	MCh$

Customers loans	508,998	526,293
Interbank loans	307	3,052
Total	509,305	529,345

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 11

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS and INTERBANK LOANS (under IAS 39), continued

h.	Portfolio by its impaired and non-impaired status.

	As of December 31, 2017
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total non impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,737,508	8,357,733	4,012,489	25,107,730	449,895	158,770	110,184	718,849	13,187,403	8,516,503	4,122,673	25,826,579
Overdue for 1-29 days	103,908	180,294	132,136	416,338	110,834	74,072	46,283	231,189	214,742	254,366	178,419	647,527
Overdue for 30-89 days	53,723	96,324	85,941	235,988	89,806	70,437	78,118	238,361	143,529	166,761	164,059	474,349
Overdue for 90 days or more	-	-	-	-	362,968	159,265	92,541	614,774	362,968	159,265	92,541	614,774

Total portfolio before allowances	12,895,139	8,634,351	4,230,566	25,760,056	1,013,503	462,544	327,126	1,803,173	13,908,642	9,096,895	4,557,692	27,563,229

Overdue loans (less than 90 days) presented as portfolio percentage	1.22%	3.20%	5.15%	2.53%	19.80%	31.24%	38.03%	26.04%	2.58%	4.63%	7.51%	4.07%

Overdue loans (90 days or more) presented as portfolio percentage,	-	-	-	-	35.81%	34.43%	28.29%	34.09%	2.61%	1.75%	2.03%	2.23%

i.	Reconciliation of overdue loans with non-performing loans.

	As of December 31, 2017
	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$

Overdue loans	362,968	159,265	92,541	614,774
Loans with not overdue but classified as non-performing loans	5,554	2,503	10,630	18,687
Total	368,522	161,768	103,171	633,461

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 12

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

I.	Debt instruments at fair value through other comprehensive income (FVOCI) - under IFRS 9

As of December 31, 2018 detail of debt instruments is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Chilean central bank and government securities
Chilean central bank bonds	657,096	-
Chilean central bank notes	56,719	-
Other Chilean central bank and government securities	1,207,221	-
Subtotal	1,921,036	-
of which sold under repurchase agreement	16,109	-
Other Chilean securities
Time deposits in Chilean financial institutions	2,693	-
Mortgage finance bonds of Chilean financial institutions	19,227	-
Other instruments issued in the country	2,907	-
Subtotal	24,827	-
of which sold under repurchase agreement	32,436	-
Foreign financial securities
Foreign Central Banks and Government securities	280,622	-
Other foreign financial securities	167,838	-
Subtotal	448,460	-
of which sold under repurchase agreement	-	-
Total	2,394,323	-

As of December 31, 2018 “Chilean central bank and government securities” guarantee derivatives transactions through Comder Contraparte Central S.A. in the local market for Ch$48,081, while “Foreign financial securities” guarantee  derivatives transactions through London Clearing House (LCH) for Ch$58,892. Additionally, the Bank maintains guarantees with Euroclear for Ch$98,832 to comply with the initial margin required by European EMIR standard.

As of December 31, 2018 fair value throgh OCI included a cumulative net unrealised income of Ch$6,424 million, recoded as “valuation adjustment” in OCI, of which Ch$5,114 million are attributable to shareholders and Ch$1,310 million to non-controlling interest.

An analysis of changes in the fair value and the corresponding ECL is as follows:

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
Gross carrying amount at January 1, 2018	2,574,546	-	-	2,574,546
New assets purchased	5,037,857	-	-	5,037,857
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write offs)	(5,604,114)	-	-	(5,604,114)
Changes due to modifications not derecognised	-	-	-	-
Writte-off	-	-	-	-
Foreign Exchange adjustments	386,034	-	-	386,034
At 31 December 2018	2,394,323	-	-	2,394,323

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 12

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
ECL at January 1, 2018	324	-	-	324
New assets purchased	634	-	-	634
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write offs)	(705)	-	-	(705)
Changes due to modifications not derecognised	-	-	-	-
Writte-off	-	-	-	-
Foreign Exchange adjustments	5	-	-	5
At 31 December 2018	258	-	-	258

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2018 is as follows:

MCh$
Sale of available for sale investments generating realized profits	3,505,266
Realized profits	5,286
Sale of available for sale investments generating realized losses	709,371
Realized losses	6,788

II.	Available for sale investments - under IAS 39

	As of December 31,
	2018	2017
	MCh$	MCh$
Chilean central bank and government securities
Chilean central bank bonds	-	816,331
Chilean central bank notes	-	330,952
Other Chilean central bank and government securities	-	1,115,518
Subtotal	-	2,262,801
Other Chilean securities
Time deposits in Chilean financial institutions	-	2,361
Mortgage finance bonds of Chilean financial institutions	-	22,312
Other instruments issued in the country	-	3,000
Subtotal	-	27,673
Foreign financial securities
Foreign Central Banks and Government securities	-	132,822
Other foreign financial securities	-	151,250
Subtotal	-	284,072
Total	-	2,574,546

As of December 31, 2017, the line item Chilean central bank and government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$241,995 million. Additionally, as of December 31, 2017 these instruments guarantee derivatives transactions through Comder Contraparte Central S,A, for Ch$42,910.

As of December 31, 2017, the line item Other Chilean securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$1,156 million.

As of December 31, 2017, the line item Foreign financial securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$24,910 million. Additionally, this instruments guarantee derivatives transactions through London Clearing House (LCH) for Ch$48,106 million. In order to comply with the initial margin specified in the European EMIR standard, the Bank maintained securities in guaranteed with Euroclear for Ch$33,711 million.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 12

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

As of December 31, 2017 available for sale investments included a cumulative net unrealized income of Ch$1,855 million, recorded as a “Valuation adjustment” in other comprenhensive income, distributed between Ch$459 million attributable to the shareholders of the Bank and Ch$1,396 million attributable to non-controlling interest.

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2017 and 2016, are as follows:

	For the years ended December 31,
	2017	2016
	MCh$	MCh$
Sale of available for sale investments generating realized profits	6,469,344	6,522,549
Realized profits	4,867	12,333
Sale of available for sale investments generating realized losses	466,732	346,906
Realized losses	3	132

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 12

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The following charts show the available for sale investments cumulative unrealized profit and loss, as of December 31, 2017:

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 13

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)	Investments in associates and other, are shown in the following table:

				Investment
	Ownership interest As of December 31			Investment value As of December 31,		Profit and loss As of December 31,
	2018%	2017%	2016%	2018 MCh$	2017 MCh$	2018 MCh$	2017 MCh$	2016 MCh$
Company
Redbanc S.A.	33.43	33.43	33.43	2,822	2,537	285	353	373
Transbank S.A.	25.00	25.00	25.00	17,651	14,534	3,118	2,024	1,302
Centro de Compensación Automatizado	33.33	33.33	33.33	1,894	1,589	305	236	248
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	29.29	1,233	1,087	223	235	195
Cámara de Compensación de Alto Valor S.A. (1,2,3)	15.00	15.00	14.93	945	909	58	66	98
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00	3,680	3,098	582	317	230
Sociedad Nexus S.A.	12.90	12.90	12.90	2,279	1,911	368	442	247
Servicios de Infraestructura de Mercado OTC S.A.(1&2)	12.48	12.48	12.07	1,491	1,489	57	115	132
Subtotal				31,995	27,154	4,996	3,788	2,825
Shares or rights in other companies (*)
Bladex				-	136	19	25	26
Stock Exchanges				-	287	148	150	161
Others				8	8	(68)	-	-
Total				32,003	27,585	5,095	3,963	3,012

(1)	During 2016, Banco Penta ceded to Banco Santander a portion of its interest in the companies “Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor SA” and “ Servicios de Infraestructura de Mercado OTC S.A”, the Bank’s share in those companies increased to 14.84% and 11.93% respectively.

(2)	During 2016, Banco Penta ceded to Banco Santander a portion of its interest in the companies “Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor SA” and “ Market infrastructure services OTC S.A”, the Bank’s share in those companies increased to 14.93% and 12.07% respectively.

(3)	In February 2017, Banco Paris sold to Banco Santander a portion of its interest in the companies “Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor SA”, the Bank’s share increased to 15.00%.

As described in Note 1 g), the Bank has irrevocably designated its shares in Bladex and Stock exchange at fair value through other comprehensive income (FVOCI) Related dividends are recognised in the income statements under "Income from investments in associates and other companies". The fair value of these equity investments is as follows:

December 31, 2018
MCh$
Bladex	329
Stock exchange	154
Total	483

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 13

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

b) Summary of financial information of associates as of and for the years ended December 31, 2018, 2017 and 2016:

As of December 31,
	2018				2017				2016
				Net income				Net income				Net income
	Assets	Liabilities	Equity		Assets	Liabilities	Equity		Assets	Liabilities	Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Centro de Compensación Automatizado S,A,	7,073	1,480	4,677	916	6,871	2,174	3,989	708	5,508	1,523	3,241	744
Redbanc S,A,	20,825	12,469	7,505	851	21,235	13,751	6,428	1,056	19,927	13,505	5,307	1,115
Transbank S,A,	904,558	835,200	56,888	12,470	822,487	765,683	48,709	8,095	710,475	660,957	44,309	5,209
Sociedad Interbancaria de Depósito de Valores S,A,	4,392	230	3,400	762	3,720	60	2,858	802	3,204	103	2,435	666
Sociedad Nexus S,A,	35	18	14	3	32,669	18,888	10,354	3,427	30,038	19,229	8,898	1,911
Servicios de Infraestructura de Mercado OTC S,A,	25,273	13,313	11,506	454	17,913	6,414	10,963	536	29,258	18,258	9,906	1,094
Administrador Financiero del Transantiago S,A,	55,818	37,419	15,490	2,909	51,304	35,814	13,907	1,583	54,253	40,345	12,758	1,150
Cámara de Compensación de Alto Valor S,A,	6,728	622	5,722	384	6,338	500	5,399	439	6,099	627	4,815	657
Total	1,024,702	900,751	105,202	18,749	962,537	843,284	102,607	16,646	858,762	754,547	91,669	12,546

c) Restrictions over the ability of associated companies to transfer funds to investors.

There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends, refund of loans, or advance payments to the Bank.

d) Activity with respect to investments in other companies during 2018, 2017 and 2016 is as follows:

	As of December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$

Opening balance as of January 1,	27,585	23,780	20,309
Acquisition of investments (*)	-	3	1,123
Sale of investments	-	-	-
Participation in income	5,095	3,963	3,012
Dividends received	(38)	(116)	(217)
Other equity adjustments	(639)	(45)	(447)

Total	32,003	27,585	23,780
(*)	See reference, part a) of this note.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 14

INTANGIBLE ASSETS

a.	As of December 31, 2018 and 2017, the composition of intangible assets is as follows:

				As of December 31, 2018
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2018	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	1	1,200	10,932	(9,956)	976
Software development	3	2	62,019	342,112	(276,165)	65,947

Total			63,219	353,044	(286,121)	66,923

				As of December 31, 2017
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2017	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	1	1,656	10,932	(9,732)	1,200
Software development	3	2	56,429	314,115	(252,096)	62,019

Total			58,085	325,047	(261,828)	63,219

b.	The changes in the value of intangible assets during the periods ended December 31, 2018 and December 31, 2017 is as follows:

b.1 Gross balance

Gross balances	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2018	10,932	314,115	325,047
Acquisitions	-	29,563	29,563
Disposals and impairment	-	-	-
Other	-	(1,566)	(1,566)
Balances as of December 31, 2018	10,932	342,112	353,044

Balances as of January 1, 2017	10,932	286,781	297,713
Acquisitions	-	32,624	32,624
Disposals and impairment	-	(5,290)	(5,290)
Other	-	-	-
Balances as of December 31, 2017	10,932	314,115	325,047

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 14

INTANGIBLE ASSETS, continued

b.2 Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2018	(9,732)	(252,096)	(261,828)
Year’s amortization	(224)	(24,069)	(24,293)
Other changes	-	-	-
Balances as of December 31, 2018	(9,956)	(276,165)	(286,121)

Balances as of January 1, 2017	(9,276)	(230,352)	(239,628)
Year’s amortization	(456)	(21,744)	(22,200)
Other changes	-	-	-
Balances as of December 31, 2017	(9,732)	(252,096)	(261,828)

c.	The Bank has no restriction on intangible assets as of December 31, 2018 and 2017. Additionally, the intangibles assets have not been pledged as guarantee for fulfillment of financial liabilities, Also, the Bank has no debt related to Intangible assets as of those dates.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 15

PROPERTY, PLANT, AND EQUIPMENT

a.	As of December 31, 2018 and 2017, the composition of property, plant, and equipment balances are composed as follows:

		As of December 31, 2018
	Net opening balance as of January 1, 2018	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	159,352	309,385	(132,428)	176,957
Equipment	63,516	217,958	(159,756)	58,202
Ceded under operating leases	4,221	4,888	(667)	4,221
Other	15,458	67,197	(52,991)	14,206
Total	242,547	599,428	(345,842)	253,586

		As of December 31, 2017
	Net opening balance as of January 1, 2017	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	169,809	274,079	(114,727)	159,352
Equipment	66,506	193,689	(130,173)	63,516
Ceded under operating leases	4,230	4,888	(667)	4,221
Other	16,834	60,822	(45,364)	15,458
Total	257,379	533,478	(290,931)	242,547

b.	The changes in the value of property, plant, and equipment as of December 31, 2018 and 2017 is as follows:

b.1 Gross balance

2018	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	274,079	193,689	4,888	60,823	533,479
Additions	35,369	28,438	-	4,522	68,329
Disposals	(63)	(4,130)	-	(2,104)	(6,297)
Impairment due to damage	-	(39)	-	-	(39)
Other	-	-	-	3,956	3,956
Balances as of December 31, 2018	309,385	217,958	4,888	67,197	599,428

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 15

PROPERTY, PLANT, AND EQUIPMENT, continued

2017	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	264,016	168,124	4,888	55,973	493,001
Additions	27,592	26,278	-	4,902	58,772
Disposals	(17,529)	(359)	-	(53)	(17,941)
Impairment due to damage	-	(354)	-	-	(354)
Other	-	-	-	-	-
Balances as of December 31, 2017	274,079	193,689	4,888	60,823	533,478

b.2 Accumulated depreciation

2018	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	(114,727)	(130,173)	(667)	(45,365)	(290,932)
Depreciation charges in the period	(17,704)	(29,623)	-	(7,660)	(54,987)
Sales and disposals in the period	3	40	-	34	77
Transfers	-	-	-	-
Other	-	-	-	-
Balances as of December 31, 2018	(132,428)	(159,756)	(667)	(52,991)	(345,842)

2017	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	(94,207)	(101,618)	(658)	(39,139)	(235,622)
Depreciation charges in the period	(20,744)	(28,593)	(9)	(6,277)	(55,623)
Sales and disposals in the period	224	38	-	51	313
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2017	(114,727)	(130,173)	(667)	(45,365)	(290,932)

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 15

PROPERTY, PLANT, AND EQUIPMENT, continued

c.	Operational leases – lessor

As of December 31, 2018 and 2017, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Due within 1 year	469	567
Due after 1 year but within 2 years	882	749
Due after 2 years but within 3 years	469	480
Due after 3 years but within 4 years	460	348
Due after 4 years but within 5 years	428	308
Due after 5 years	2,242	1,792

Total	4,950	4,244

d.	Operational leases – lessee

Certain Bank’s premises and equipment are leased under various operating leases, Future minimum rental payments under non-cancellable leases are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Due within 1 year	25,702	26,059
Due after 1 year but within 2 years	24,692	21,343
Due after 2 year but within 3 years	22,439	18,091
Due after 3 years but within 4 years	19,574	15,736
Due after 4 years but within 5 years	17,250	12,734
Due after 5 years	63,945	51,502

Total	173,602	145,465

e.	As of December 31, 2018 and 2017, the Bank has no financial leases which cannot be unilaterally rescinded.

f.	The Bank has no restriction on property, plant and equipment as of December 31, 2018 and 2017. Additionally, the property, plant and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 16

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of December 31, 2018 and 2017, the Bank recognises taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	-	-
Current tax liabilities	8,093	6,435

Total tax payable (recoverable)	8,093	6,435

(Assets) liabilities current taxes detail (net)
Income tax, tax rate(*)	196,527	145,112
Minus:
Provisional monthly payments	(186,060)	(136,562)
Credit for training expenses	(1,937)	(1,768)
Land taxes leasing	-	-
Grant credits	(1,320)	(968)
Other	883	621

Total tax payable	8,093	6,435

(*)The tax rate is 27,0% for 2018 and 25,5% for 2017,

b)       Effect on income

The effect of tax expense on income for the years ended December 31, 2018, 2017 and 2016 is comprised of the following items:

	As of December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$

Income tax expense
Current tax	196,527	145,112	145,963

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(25,517)	(6,751)	(37,269)
Valuation provision	(56)	5,955	-
Subtotals	170,954	144,316	108,694
Tax for rejected expenses (Article No,21)	1,110	610	336
Other	(4,920)	105	1
Net charges for income tax expense	167,144	145,031	109,031

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 16

CURRENT AND DEFERRED TAXES, continued

c)       Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2018, 2017 and 2016, is as follows:

		For the year ended December 31,
	2018		2017		2016
	Tax rate	Amount	Tax rate	Amount	Tax
					rate	Amount
	%	MCh$	%	MCh$	%	MCh$

Tax calculated over profit before tax	27.00	207,046	25.50	183,671	24.00	140,991
Price level restatement for tax purposes(1)	(5.15)	(39,494)	(3.03)	(21,829)	(5.49)	(32,256)
Single penalty tax (rejected expenses)	0.14	1,110	0.08	610	0.06	336
Effect of tax reform changes on deferred tax(2)	0.00	-	(2.86)	(20,600)	0.01	86
Real estate taxes	0.00	-	0.00	-	0.00	-
Other	(0.20)	(1,518)	0.44	3,179	(0.02)	(126)
Effective rates and expenses for income tax	21.80	167,144	20.13	145,031	18.56	109,031

(1) Price level restatement on tax purpose capital.

(2) In accordance with Chilean Law N°20,780 published in September 29, 2014 the income tax rate are 25.5% and 27% for 2017 and 2018 respectively.

d)       Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the years ended December 31, 2018 and 2017:

	As of December 31,
	2018	2017
	MCh$	MCh$

Deferred tax assets
Available for sale investments	-	368
Debt instruments at FVOCI	1,166	-
Cash flow hedges	65	908
Total deferred tax assets recognised through other comprehensive income	1,231	1,276

Deferred tax liabilities
Available for sale investments	-	(841)
Debt instruments at FVOCI	(2,976)	-
Cash flow hedges	(2,711)	-
Total deferred tax liabilities recognised through other comprehensive income	(5,687)	(841)

Net deferred tax balances in equity	(4,456)	(435)

Deferred taxes in equity attributable to shareholders of the Bank	(4,102)	791
Deferred tax in equity attributable to non-controlling interests	(354)	(356)

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 16

CURRENT AND DEFERRED TAXES, continued

e)       Effect of deferred taxes on income

As of December 31, 2018 and 2017, the Bank has recorded effects for deferred taxes in the financial statements:

	As of December 31,
	2018	2017
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	9,384	8,645
Non-recurring charge-offs	13,389	11,651
Assets received in lieu of payment	785	1,582
Exchange rate adjustments	1,675	882
Property, plant and equipment valuation	6,138	4,410
Allowance for loan losses	184,488	160,359
Provision for expenses	63,134	73,518
Derivatives	3,924	5,249
Leased assets	107,897	98,090
Subsidiaries tax losses	5,314	5,277
Prepaid expenses	156	151
Total deferred tax assets	396,284	369,814

Deferred tax liabilities
Valuation of investments	(42)	(1,911)
Prepaid expenses	(349)	-
Depreciation	-	(532)
Valuation provision	(5,989)	(5,955)
Exchange rate adjustments	(3,383)	-
Other	(20)	(432)
Total deferred tax liabilities	(9,783)	(8,830)

f)       Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income,

	As of December 31,
	2018	2017
	MCh$	MCh$

Deferred tax assets
Recognised through other comprehensive income	1,231	1,276
Recognised through profit or loss	396,284	369,815
Total deferred tax assets	397,515	371,091

Deferred tax liabilities
Recognised through other comprehensive income	(5,687)	(841)
Recognised through profit or loss	(9,783)	(8,822)
Total deferred tax liabilities	(15,470)	(9,663)

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 17

OTHER ASSETS

Other assets item includes the following:

	As of December 31,
	2018	2017
	MCh$	MCh$

Assets for leasing (1)	47,486	48,099

Assets received or awarded in lieu of payment
Assets received in lieu of payment	17,525	20,904
Assets awarded at judicial sale	21,524	24,800
Provision on assets received in lieu of payment or awarded	(723)	(1,440)
Subtotal	38,326	44,264

Other assets
Guarantee deposits (margin accounts) (2)	170,232	323,767
Gold investments	522	478
VAT credit	9,097	9,570
Income tax recoverable	1,756	1,381
Prepaid expenses	477,819	116,512
Assets recovered from leasing for sale	6,848	4,235
Valuation adjustments by macrohedge	9,414	160
Pension plan assets	846	921
Accounts and notes receivable	59,511	59,574
Notes receivable through brokerage and simultaneous transactions	71,382	68,272
Other receivable assets	48,612	53,500
Other assets (3)	49,365	33,677
Subtotal	905,404	672,047

Total	991,216	764,410

(1)	Assets available to be granted under the financial leasing agreements.

(2)	Guarantee deposits (margin accounts) correspond to collateral associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.

(3)	Other assets mainly include settlement of derivatives and other financial transactions.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 18

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2018 and 2017, the composition of the line item time deposits and other liabilities is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	6,794,132	6,272,656
Other deposits and demand accounts	709,711	590,221
Other demand liabilities	1,237,574	905,289

Total	8,741,417	7,768,166

Time deposits and other time liabilities
Time deposits	12,944,846	11,792,466
Time savings account	118,587	116,179
Other time liabilities	4,386	5,300

Total	13,067,819	11,913,945

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 19

INTERBANK BORROWINGS

As of December 31, 2018 and 2017 the line item Interbank borrowings is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Loans from financial institutions and the Central Bank of Chile
Other obligations with Central Bank of Chile	-	5
Subtotal	-	5
Loans from domestic financial institutions	-	480
Loans from foreign financial institutions
Bank of America N,A, Us Foreig	338,906	228,309
Sumitomo Mitsui Banking Corporation	278,761	259,199
Citibank N,A,	241,041	191,494
Mizuho Bank Ltd Ny	223,829	215,967
Wells Fargo Bank N,A,	216,749	235,058
The Bank of Nova Scotia	163,927	86,419
The Bank of New York Mellon	69,921	30,839
Corporacion Andina De Fomento	52,371	-
Standard Chartered Bank	50,960	225,966
Barclays Bank PLC London	34,965	30,886
Hsbc Bank Plc Ny	34,936	30,875
Wachovia Bank, NA	33,499	-
Banco Santander Brasil S,A,	8,040	5,225
Bank of China	7,777	831
Banco Santander Hong Kong	6,047	8,341
Deutsche Bank A,G,	5,558	157
Bnp Paribas, Hong Kong Branch	3,554	-
Keb Hana Bank	2,318	396
Rabobank, Hong Kong Branch	1,548	-
Hong Kong and Shanghai Banking	1,300	222
Banco Santander Central Hispano	1,295	312
Unicredito Italiano SPA	1,117	264
Bank of Tokio Mitsubishi	1,032	453
Banco Bilbao Vizcaya Argentaria	888	-
Standard Chartered Bank Malays	843	-
Dexia Bank SA	789	-
Banque Bruxelles Lambert S,A,	509	-
Hsbc Bank USA	394	38
Shinhan Bank	380	394
United Bank of India	378	-
Woori Bank	356	105
State Bank of India	331	110
Banca Commerciale Italiana S,P,	288	31
Canara Bank	237	224
Shanghai Pudong Development Ba	237	-
Banco de Galicia Y Buenos Aires	231	-
Bank of East Asia, Limited	205	241
First Union National Bank	201	35
Industrial Bank of Korea	195	-
Banca Monte dei Paschi di Siena	179	162
Metropolitan Bank Limited	170	87
Hua Nan Commercial Bank Ltd,	164	349
Credit Lyonnais	139	-
Bank of Shanghai	134	-
Bank of Taiwan	127	136
Agricultural Bank of China	106	295
Akbank T,A,S,	106	-
Credit Agricole	106	-
Banco Bradesco S,A,	89	-
Oriental Bank of Commerce	87	-
Kookmin Bank	78	201
Banca Nazionale Del Lavoro S,P	77	-
Hsbc Bank Middle East	77	-
International Commercial Bank	70	221
Taiwan Cooperative Bank	66	159
Banca Lombarda E Piemontese S,	60	-
Hanvit Bank	58	55
Bank of India	51	-
Caixabank S,A,	44	-
Fortis Bank S,A,/N,V, Brussels	42	15
Subtotal	1,787,943	1,554,071

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 19

INTERBANK BORROWINGS, continued

	As of December 31,
	2018	2017
	MCh$	MCh$
Loans from foreign financial institutions, continuación
Banco de la Republica Oriental	41	-
Bank of Baroda	37	-
China Construcción Bank	35	90
Banco Internacional S,A,	33	-
Joint Stock Commercial Bank Fo,	33	-
Shanghai Commercial and Saving	33	-
Banistmo S,A,	32	-
Banca Popolare Dell’Emilia Rom	31	53
Bank of Montreal	31	30
Raiffeisen Bank Polska S,A,	31	-
Casa Di Risparmo De Padova E,R,	30	56
Industrial and Commercial Bank	30	119
Hdfc Bank Limited	28	-
Bankinter S,A,	24	-
Kbc Bank Nv	23	-
Banco Bpm SPA	21	-
Cassa Di Risparmio In Bologna	21	-
Banco De Sabadell S,A,	20	-
Banco Commerzbank	19	-
Taiwan Business Bank	19	19
Cajas Rurales Unidas	18	-
Chang Hwa Commercial Bank Ltd,	18	14
U,S, Bank (Formerly First Bank	18	-
United World Chinese Commercia	15	-
Banco Itau S,A,	14	-
Mega International Commercial	9	-
Banca Popolare Di Milano S,C,A	6	-
Hang Seng Bank (China) Limited	6	-
Sumitono Mitsui	4	-
Development Bank of Singapore	3	-
Abanca Corporacion Bancaria SA	-	60
Australia And New Zealand Bank	-	62
Banca Delle Marche SPA	-	76
Banco Bradesco S,A,	-	50
Banco Caixa Geral,	-	33
Banco Commerzbank	-	145
Banco de Occidente	-	282
Banco De Sabadell S,A,	-	10
Banco Do Brasil S,A,	-	268
Banco Internacional S,A,	-	33
Banco Popolare Soc Coop,	-	6
Banco Popular Espanol S,A,	-	19
Bancolombia S,A,	-	94
Bank Austria A,G,	-	2,317
Bank of Communications	-	93
Bank of Nova Scotia	-	112
Banque Generale Du Luxembourg	-	207
Cassa Di Risparmio Di Parma E	-	93
Citic Industrial Bank	-	39
Corporación Andina De Fomento	-	31,075
European Investment Bank	-	12,629
Habib Bank Limited	-	34
Hang Seng Bank Ltd,	-	39
Hsbc Bank PLC	-	30,838
Icici Bank Limited	-	8
J,P, Morgan Chase Bank N,A,	-	154
Kasikornbank Public Company Li,	-	25
Liu Chong Hing Bank Limited	-	21
Mizuho Corporate Bank	-	331
Punjab National Bank	-	47
Shanghai Pudong Development	-	714
Societe Generale	-	56
Thai Military Bank Public Comp,	-	377
The Toronto-Dominion Bank	-	62,743
Yapi Ve Kredi Bankasi A,S,	-	155
Zhejiang Commercial Bank Ltd,	-	175
Subtotal	683	143,801
Total	1,788,626	1,698,357

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 19

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

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Totals Line of credit for renegotiation with Central Bank of Chile	-	5

b)       Loans from domestic financial institutions

These obligations’ maturities are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Due within 1 year	-	480
Due within 1 and 2 year	-	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-

Total loans from domestic financial institutions	-	480

c)       Foreign obligations

	As of December 31,
	2018	2017
	MCh$	MCh$

Due within 1 year	1,648,955	1,477,318
Due within 1 and 2 year	139,671	185,519
Due within 2 and 3 year	-	35,035
Due within 3 and 4 year	-	-
Due after 5 years	-	-
Total loans from foreign financial institutions	1,788,626	1,697,872

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2018 and 2017, composition of this item is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	32,449	59,470
Other domestic obligations	175,210	175,389
Foreign obligations	7,741	7,171
Subtotals	215,400	242,030
Issued debt instruments
Mortgage finance bonds	25,490	34,479
Senior bonds	7,198,865	6,186,760
Mortgage bond	94,921	99,222
Subordinated bonds	795,957	773,192
Subtotals	8,115,233	7,093,653

Total	8,330,633	7,335,683

Debts classified as current are either demand obligations or will mature in one year or less, All other debts are classified as non-current, The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2018
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,830	18,660	25,490
Senior bonds	844,898	6,353,967	7,198,865
Mortgage bond	4,833	90,088	94,921
Subordinated bonds	1	795,956	795,957
Issued debt instruments	856,562	7,258,671	8,115,233

Other financial liabilities	205,871	9,529	215,400

Total	1,062,433	7,268,200	8,330,633

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2017
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	8,691	25,788	34,479
Senior bonds	337,166	5,849,594	6,186,760
Mortgage bond	4,541	94,681	99,222
Subordinated bonds	3	773,189	773,192
Issued debt instruments	350,401	6,743,252	7,093,653

Other financial liabilities	212,825	29,205	242,030

Total	563,226	6,772,457	7,335,683

a)       Mortgage finance bonds

These bonds are used to finance mortgage loans, Their principal amounts are amortised on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest yield of 5.43% as of December 31, 2018 (5.39% as of December 31, 2017).

	As of December 31,
	2018	2017
	MCh$	MCh$

Due within 1 year	6,830	8,691
Due after 1 year but within 2 years	5,946	6,744
Due after 2 year but within 3 years	5,034	6,096
Due after 3 year but within 4 years	3,997	5,155
Due after 4 year but within 5 years	2,480	4,101
Due after 5 years	1,203	3,692
Total mortgage bonds	25,490	34,479

b)       Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2018	2017
	MCh$	MCh$

Santander bonds in UF	4,095,741	3,542,006
Santander bonds in USD	1,094,267	1,045,465
Santander bonds in CHF	386,979	268,281
Santander bonds in Ch$	1,291,900	1,135,527
Santander bonds in AUD	24,954	14,534
Current bonds in JPY	191,598	126,059
Santander bonds in EUR	113,426	54,888
Total senior bonds	7,198,865	6,186,760

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i, Placement of senior bonds:

In 2018, the Bank issued bonds for UF 23,000,000; CLP 225,000,000,000; USD 70,000,000; EUR 66,000,000; AUD 20,000,000; CHF 115,000,000 and JPY 7,000,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
T1	UF	4,000,000	2,0	2.20%	01-02-2016	7,000,000	01-02-2020
T4	UF	4,000,000	3,0	2.35%	01-02-2016	8,000,000	01-08-2021
T11	UF	5,000,000	7,0	2.65%	01-02-2016	5,000,000	01-02-2025
T12	UF	5,000,000	7,0	2.70%	01-02-2016	5,000,000	01-08-2025
T15	UF	5,000,000	11,0	3.00%	01-02-2016	5,000,000	01-08-2028
Total	UF	23,000,000				30,000,000
P5	CLP	75,000,000,000	4,0	5.30%	05-03-2015	150,000,000,000	01-03-2022
U4	CLP	75,000,000,000	3,4	ICP + 1.00% yearly	10-01-2017	75,000,000,000	10-01-2022
U3	CLP	75,000,000,000	2,7	ICP + 1.00% yearly	11-06-2018	75,000,000,000	11-06-2021
Total	CLP	225,000,000,000				300,000,000,000
DN	USD	50,000,000	10,0	4.17%	10-10-2018	50,000,000	10-10-2028
DN	USD	20,000,000	2,0	0.0369	16-11-2018	20,000,000	16-11-2020
Total	USD	70,000,000				70,000,000
EUR	EUR	26,000,000	7,0	1.00% yearly	04-05-2018	26,000,000	28-05-2025
EUR	EUR	40,000,000	12,0	1.78% yearly	08-06-2018	40,000,000	15-06-2030
Total	EUR	66,000,000				66,000,000
AUD	AUD	20,000,000	5,0	3.56%	13-11-2018	20,000,000	13-11-2023
Total	AUD	20,000,000				20,000,000
CHF	CHF	115,000,000	5,3	0.441%	21-09-2018	115,000,000	21-12-2023
Total	CHF	115,000,000				115,000,000
JPY	JPY	4,000,000,000	10,6	0.65% anual	13-07-2018	4,000,000,000	13-01-2029
JPY	JPY	3,000,000,000	5 años	56%	30-10-2018	3,000,000,000	30-10-2023
Total	JPY	7,000,000,000				7,000,000,000

During 2018, the Bank performed a partial repurchase of the following bonds:

Date	Type	Currency	Amount
04-01-2018	Senior	CLP	12,890,000,000
04-01-2018	Senior	CLP	4,600,000,000
22-01-2018	Senior	UF	24,000
05-04-2018	Senior	UF	484,000
06-04-2018	Senior	UF	184,000
23-04-2018	Senior	UF	216,000
24-04-2018	Senior	UF	4,000
25-04-2018	Senior	UF	262,000
10-05-2018	Senior	UF	800,000
07-06-2018	Senior	USD	3,090,000
11-12-2018	Senior	USD	250,000,000

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

In 2017, the Bank issued bonds for UF 10,000,000; CLP 160,000,000,000; USD 770,000,000 and AUD 30,000,000; detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
T9	UF	5,000,000	7	2.60%	01-02-2016	5,000,000	01-03-2024
T13	UF	5,000,000	9	2.75%	01-02-2016	5,000,000	01-03-2026
Total UF		10,000,000				10,000,000
SD	CLP	60,000,000,000	5	5.50%	01-06-2014	200,000,000,000	01-12-2019
T16	CLP	100,000,000,000	6	5.20%	01-02-2016	100,000,000,000	01-12-2021
Total CLP		160,000,000,000				300,000,000,000
DN	USD	100,000,000	3	Libor-USD 3M+0.80%	20-07-2017	100,000,000	27-07-2020
DN	USD	50,000,000	3	Libor-USD 3M+0.80%	21-07-2017	50,000,000	27-07-2020
DN	USD	50,000,000	3	Libor-USD 3M+0.80%	24-07-2017	50,000,000	27-07-2020
DN	USD	10,000,000	4	Libor-USD 3M+0.80%	23-08-2017	10,000,000	23-11-2021
DN	USD	10,000,000	4	Libor-USD 3M+0.83&	23-08-2017	10,000,000	23-11-2021
DN	USD	50,000,000	3	Libor-USD 3M+0.83%	14-09-2017	50,000,000	15-09-2020
DN	USD	500,000,000	3	Libor-USD 3M+0.75%	12-12-2017	500,000,000	15-12-2020
Total DN		770,000,000				770,000,000
AUD	AUD	30,000,000	10	3.96%	05-12-2017	30,000,000	12-12-2027
Total		30,000,000				30,000,000

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2017, the Bank performed a partial repurchase of the following bond:

Date	Type	Currency	Amount
06-03-2017	Senior	USD	6,900,000
12-05-2017	Senior	UF	1,000,000
16-05-2017	Senior	UF	690,000
17-05-2017	Senior	UF	15,000
26-06-2017	Senior	UF	340,000
01-06-2017	Senior	UF	590,000
02-06-2017	Senior	UF	300,000
05-06-2017	Senior	UF	130,000
19-06-2017	Senior	UF	265,000
10-07-2017	Senior	UF	770,000
21-07-2017	Senior	UF	10,000
28-08-2017	Senior	UF	200,000
28-08-2017	Senior	UF	200,000
29-08-2017	Senior	UF	2,000
29-08-2017	Senior	UF	270,000
03-11-2017	Senior	UF	14,000
29-11-2017	Senior	UF	400,000
06-12-2017	Senior	UF	20,000
12-12-2017	Senior	CLP	10,990,000,000

ii.        The maturities of senior bonds are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Due within 1 year	844,898	337,166
Due after 1 year but within 2 years	1,331,255	866,936
Due after 2 year but within 3 years	1,073,847	832,978
Due after 3 year but within 4 years	1,104,547	1,177,081
Due after 4 year but within 5 years	421,918	902,647
Due after 5 years	2,422,400	2,069,952
Total senior bonds	7,198,865	6,186,760

c)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Mortgage bonds in UF	94,921	99,222
Total mortgage bonds	94,921	99,222

i.       Allocation of mortgage bonds

During 2018 and 2017, the Bank has not placed any mortgage bonds.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	The maturities of Mortgage bonds are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Due within 1 year	4,833	4,541
Due after 1 year but within 2 years	7,758	7,291
Due after 2 year but within 3 years	8,008	7,526
Due after 3 year but within 4 years	8,267	7,769
Due after 4 year but within 5 years	8,534	8,019
Due after 5 years	57,521	64,076
Total Mortgage bonds	94,921	99,222

d)       Subordinated bonds

Detail of the subordinated bonds per currency is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Subordinated bonds denominated in CLP	1	3
Subordinated bonds denominated in UF	795,956	773,189
Total subordinated bonds	795,957	773,192

i. Allocation of subordinated bonds

During 2018 and 2017, the Bank has not placed any subordinated bonds. The maturities of subordinated bonds, are as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Due within 1 year	1	3
Due after 1 year but within 2 years	-	-
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	-	-
Due after 5 years	795,956	773,189
Total subordinated bonds	795,957	773,192

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

e)       Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,
	2018	2017
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	9,221	23,401
Due after 2 year but within 3 years	40	4,181
Due after 3 year but within 4 years	44	194
Due after 4 year but within 5 years	48	210
Due after 5 years	176	1,219
Non-current portion subtotal	9,529	29,205

Current portion:
Amounts due to credit card operators	172,425	173,271
Acceptance of letters of credit	2,894	2,780
Other long-term financial obligations, short-term portion	30,552	36,774
Current portion subtotal	205,871	212,825

Total other financial liabilities	215,400	242,030

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 21

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2018 and 2017, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2018	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	2,065,411	-	-	-	2,065,411	-	-	-	-	2,065,411
Cash items in process of collection	353,757	-	-	-	353,757	-	-	-	-	353,757
Financial assets held for trading	-	1,064	-	11,642	12,706	16,331	20,080	27,924	64,335	77,041
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	111,268	128,024	543,722	783,014	723,622	552,133	1,041,866	2,317,621	3,100,635
Loans and accounts receivables at amortised cost (*)	238,212	3,295,003	2,323,442	4,880,726	10,737,383	5,474,289	3,236,349	10,765,393	19,476,031	30,213,414
Loans and account receivable at fvoci (**)	-	-	-	25,294	25,294	4,949	-	38,451	43,400	68,694
Debt instruments at fvoci	-	2,391,329	-	1	2,391,330	86	-	2,907	2,993	2,394,323
Equity instruments at fvoci	-	-	-	-	-	-	-	483	483	483
Guarantee deposits (margin accounts)	170,232	-	-	-	170,232	-	-	-	-	170,232
Total financial assets	2,827,612	5,798,664	2,451,466	5,461,385	16,539,127	6,219,277	3,808,562	11,877,024	21,904,863	38,443,990

Financial liabilities
Deposits and other demand liabilities	8,741,417	-	-	-	8,741,417	-	-	-	-	8,741,417
Cash items in process of being cleared	163,043	-	-	-	163,043	-	-	-	-	163,043
Obligations under repurchase agreements	-	48,545	-	-	48,545	-	-	-	-	48,545
Time deposits and other time liabilities	122,974	5,248,418	4,108,556	3,326,199	12,806,147	191,547	6,137	63,988	261,672	13,067,819
Financial derivative contracts	-	131,378	120,361	349,551	601,290	495,789	471,185	949,464	1,916,438	2,517,728
Interbank borrowings	39,378	16,310	404,575	1,188,692	1,648,955	139,671	-	-	139,671	1,788,626
Issued debt instruments	-	71,465	39,267	745,830	856,562	2,431,849	1,549,743	3,277,079	7,258,670	8,115,233
Other financial liabilities	179,681	934	2,412	22,844	205,871	9,261	92	176	9,529	215,400
Guarantees received (margin accounts)	540,091	-	-	-	540,091	-	-	-	-	540,091
Total financial liabilities	9,786,584	5,517,050	4,675,171	5,633,116	25,611,921	3,268,117	2,027,157	4,290,707	9,585,981	35,197,902

(*)	Loans and accounts receivables at amortised cost are presented on a gross basis. The amount of allowance is Ch$882,414 million.
(**)	Loans and accounts receivables at fvoci are presented on a gross basis. The amount of allowance is Ch$106 milion.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 21

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2017	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	1,452,922	-	-	-	1,452,922	-	-	-	-	1,452,922
Cash items in process of collection	668,145	-	-	-	668,145	-	-	-	-	668,145
Trading investments	-	72,983	4,024	68,277	145,284	110,824	90,507	139,121	340,452	485,736
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	135,780	198,876	410,415	745,071	385,428	371,090	737,058	1,493,576	2,238,647
Interbank loans (*)	-	6,064	152,911	3,710	162,685	-	-	-	-	162,685
Loans and accounts receivables from customers (**)	769,823	2,206,734	2,288,372	4,348,975	9,613,904	5,187,501	2,938,326	9,823,498	17,949,325	27,563,229
Available for sale investments	-	58,850	11,788	102,600	173,238	556,289	975,372	869,647	2,401,308	2,574,546
Guarantee deposits (margin accounts)	323,767	-	-	-	323,767	-	-	-	-	323,767
Total financial assets	3,214,657	2,480,411	2,655,971	4,933,977	13,285,016	6,240,042	4,375,295	11,569,324	22,184,661	35,469,677

Financial liabilities
Deposits and other demand liabilities	7,768,166	-	-	-	7,768,166	-	-	-	-	7,768,166
Cash items in process of being cleared	486,726	-	-	-	486,726	-	-	-	-	486,726
Obligations under repurchase agreements	-	268,061	-	-	268,061	-	-	-	-	268,061
Time deposits and other time liabilities	121,479	5,120,171	4,201,271	2,299,018	11,741,939	106,833	2,811	62,362	172,006	11,913,945
Financial derivative contracts	-	144,410	196,444	356,288	697,142	378,582	358,358	705,406	1,442,346	2,139,488
Interbank borrowings	4,130	46,013	397,419	1,030,241	1,477,803	220,554	-	-	220,554	1,698,357
Issued debt instruments	-	21,043	55,119	274,239	350,401	1,727,571	2,104,771	2,910,910	6,743,252	7,093,653
Other financial liabilities	177,663	701	2,583	31,879	212,826	27,581	404	1,219	29,204	242,030
Guarantees received (margin accounts)	408,313	-	-	-	408,313	-	-	-	-	408,313
Total financial liabilities	8,966,477	5,600,399	4,852,836	3,991,665	23,411,377	2,461,121	2,466,344	3,679,897	8,607,362	32,018,739

(*)	Interbank loans are presented on a gross basis, The amount of allowance is Ch$472 million,

(**)	Loans and accounts receivables from customers are presented on a gross basis, Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$ 437,863 million, Mortgage loans Ch$ 69,066 million, and Consumer loans Ch$ 283,756 million,

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 22

PROVISIONS AND CONTINGENT PROVISIONS

a)	As of December 31, 2018 and 2017, the composition is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Provisions for personnel salaries and expenses	93,379	97,576
Provisions for mandatory dividends	178,600	168,840
Provisions for contingent loan risk*	23,709	9,480
Other	620	599
Total	305,271	303,798

* Under IFRS 9 disclosure requeriments

b)	Below is the activity regarding provisions during the years ended December 31, 2018 and 2017

	Personnel salaries and expenses	Mandatory Dividend	Contingencies
	MCh$	MCh$	MCh$

Balances as of January 1, 2018	97,576	168,840	27,303
Provisions established	80,912	178,600	19,447
Application of provisions	(72,975)	-	(4,431)
Provisions released	(3,195)	(168,840)	(33,356)
Reclassifications	-	-	-
Other	(8,939)	-	-

Balances as of December 31, 2018	93,379	178,600	8,963

Balances as of January 1, 2017	72,592	142,815	65,404
Provisions established	106,687	168,840	8,645
Application of provisions	(81,703)	(142,815)	(389)
Provisions released	-	-	(46,357)
Reclassifications	-	-	-
Other	-	-	-

Balances as of December 31, 2017	97,576	168,840	27,303

c)	Provisions for personnel salaries and expenses includes:

	As of December 31,
	2018	2017
	MCh$	MCh$

Provision for seniority compensation	9,531	17,874
Provision for stock-based personnel benefits	-	-
Provision for performance bonds	59,633	53,947
Provision for vacations	22,792	23,039
Provision for other personnel benefits	1,423	2,716
Total	93,379	97,576

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 22

PROVISIONS AND CONTINGENT PROVISIONS, continued

d)	Provisions for contingent loan risk

Provision for contingent loan arise from contingent liabilities and loan commitments. Provisions for ECL risks in respect of contingent loan are included in ECL allowance in the income statements for the year.

The Bank has apply the new model for ECL under IFRS to contingent loans.

An analysis of changes in the corresponding ECL allowance is, as follows:

	Stage 1		Stage 2		Stage 3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
ECL allowance at January 1, 2018	1,028	16,261	219	187	2,884	3,182	23,761
Transfer
Transfers to stage 2	(30)	-	65	-	-	-	35
Transfers to stage 3	(1)	-	-	-	328	-	327
Transfers to stage 3	-	-	(11)	-	567	-	556
Transfers to stage 1	1	-	(7)	-	-	-	(6)
Transfers to stage 2	-	-	-	-	-	-	-
Transfers to stage 1	-	-	-	-	(1)	-	(1)
Net changes on financial assets	115	683	3	(37)	54	(77)	741
Writte-off	-	-	-	-	-	-	-
Foreign Exchange adjustments	(32)	(1,874)	(10)	22	24	166	(1,704)
At 31 December 2018	1,081	15,070	259	172	3,856	3,271	23,709

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 23

OTHER LIABILITIES

The other liabilities line item is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Accounts and notes payable	163,216	196,965
Unearned income	673	601
Valuation adjustments by macrohedges	7,039	-
Guarantees received (margin accounts) (1)	540,091	408,313
Notes payable through brokerage and simultaneous transactions	50,807	17,799
Other payable obligations (2)	94,779	58,921
Withheld VAT	1,990	1,887
Other liabilities (3)	41,812	60,877

Total	900,407	745,363

(1)	Guarantee deposits (margin accounts) correspond to collateral associated to derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.

(2)	Other payable obligations mainly relates to settlement of derivatives and other financial transactions derived from the operation of the Bank.

(3)	Other liabilities: mainly include reimbursement of insurance commissions.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 24

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2018, the Bank and its subsidiaries have provisions for this item of Ch$923 million and Ch$0 million, respectively (Ch$1,214 million and Ch$0 million as of December 31, 2017) which is included in “Provisions” in the Consolidated Statements of Financial Position as provisions for contingencies.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2018	2017
	MCh$	MCh$

Letters of credit issued	223,420	201,699
Foreign letters of credit confirmed	57,038	75,499
Performance guarantee	1,954,205	1,823,793
Personal guarantees	133,623	81,577
Total contingent liabilities	2,368,286	2,182,568
Available on demand credit lines	8,997,650	8,135,489
Other irrevocable credit commitments	327,297	260,691
Total loan commit ment	9,324,947	8,396,180
Total	11,693,233	10,578,748

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$

Third party operations
Collections	99,784	175,200
Assets from third parties managed by the Bank and its affiliates	1,630,431	1,660,804
Subtotal	1,730,215	1,836,004
Custody of securities
Securities held in custody	11,160,488	383,002
Securities held in custody deposited in other entity	861,405	760,083
Issued securities held in custody	12,335,871	22,046,701
Subtotal	24,357,764	23,189,786
Total	26,087,979	25,025,790

During 2018, the Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates” (memo account). At the end of December 2018, the balance for this was Ch$ 1,630,396 million (Ch$ 1,660,768 million at December 31, 2017).

d)	Guarantees

Banco Santander Chile has comprehensive officer fidelity insurance policy, No. 4668409, with the Chilena Consolidada de Seguros insurance company, for USD 50,000,000 which jointly covers both the Bank and its affiliates for the period from July 1, 2018 to June 30, 2019.

e)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities that are not be recognised in the Consolidated Financial Statements of Financial Position; these contain loan risks and they are, therefore, part of the Bank`s global risk.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 25

EQUITY

a)	Capital

As of December 31, 2018 and 2017 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$891,303 million, All shares have the same rights, and have no preferences or restrictions,

The activity with respect to shares during 2018, 2017 and 2016 was as follows:

	SHARES As of December 31,
	2018	2017	2016

Issued as of January 1	188,446,126,794	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-	-
Issuance of outstanding shares	-	-	-
Stock options exercised	-	-	-
Issued as of December 31,	188,446,126,794	188,446,126,794	188,446,126,794

As of December 31, 2018, 2017 and 2016 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of December 31, 2018 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	26,486,000,071	26,486,000,071	14.05
Banks on behalf of third parties	15,451,106,985	-	15,451,106,985	8.20
Pension funds (AFP) on behalf of third parties	9,033,172,896	-	9,033,172,896	4.79
Stock brokers on behalf of third parties	4,773,558,507	-	4,773,558,507	2.53
Other minority holders	6,109,287,067	-	6,109,287,067	3.25
Total	161,960,126,723	26,486,000,071	188,446,126,974	100.00
(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

As of December 31, 2017 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	31,238,866,071	31,238,866,071	16.58
Banks on behalf of third parties	13,892,691,988	-	13,892,691,988	7.37
Pension funds (AFP) on behalf of third parties	6,896,552,755	-	6,896,552,755	3.66
Stock brokers on behalf of third parties	3,762,310,365	-	3,762,310,365	2.00
Other minority holders	6,062,704,347	-	6,062,704,347	3.21
Total	157,207,260,723	31,238,866,071	188,446,126,794	100.00
(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 25

EQUITY, continued

As of December 31, 2016 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	34,800,933,671	34,800,933,671	18.47
Banks on behalf of third parties	12,257,100,312	-	12,257,100,312	6.50
Pension funds (AFP) on behalf of third parties	6,990,857,997	-	6,990,857,997	3.71
Stock brokers on behalf of third parties	3,071,882,351	-	3,071,882,351	1.63
Other minority holders	4,732,351,195	-	4,732,351,195	2.51
Total	153,645,193,123	34,800,933,671	188,446,126,794	100.00
(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Reserves

In April 2018, due to the Shareholders’ Meeting, the Bank agreed to capitalized 25% of retained earnings from 2017 as reserves; which equals Ch$ 141,204 million (Ch$ 141,706 million in 2017).

c)	Dividends

The distribution of dividends is detailed in the Consolidated Statements of Changes in Equity.

d)	As of December 31, 2018, 2017 and 2016 the basic and diluted earnings per share were as follows:

	As of December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$

a) Basic earnings per share
Total attributable to the shareholders of the Bank	595,333	562,801	476,067
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	3.159	2.987	2.526

b) Diluted earnings per share
Total attributable to the shareholders of the Bank	595,333	562,801	476,067
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	3.159	2.987	2.526

As of December 31, 2018, 2017 and 2016 the Bank does not own instruments with dilutive effects.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 25

EQUITY, continued

e)	Other comprehensive income from available for sale investments and cash flow hedges:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$

Debt instruments at FVOCI
As of January 1,	1,855	-	-
Gain (losses) on the re-measurement of debt instruments at FVOCI, before tax	6,328	-	-
Recycling from other comprehensive income to income for the year	(1,502)	-	-
Available for sale investments
As of January 1,	-	7,375	(7,093)
Gain (losses) on the re-measurement of available for sale investments, before tax	-	(10,384)	2,267
Recycling from other comprehensive income to income for the year	-	4,864	12,201
Subtotals	4,826	(5,520)	14,468
Total	6,681	1,855	7,375

Cash flow hedges
As of January 1,	(3,562)	2,288	8,626
Gains (losses) on the re-measurement of cash flow hedges, before tax	14,048	(5,850)	(6,261)
Recycling adjustments on cash flow hedges, before tax	(683)	-	(77)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-	-
Subtotals	13,365	(5,850)	(6,338)
Total	9,803	(3,562)	2,288

Other comprehensive income, before taxes	16,484	(1,707)	9,663

Income tax related to other comprehensive income components
Income tax relating to debt instruments at FVOCI	(1,810)	-	-
Income tax relating to available for sale investments	-	(473)	(1,770)
Income tax relating to cash flow hedges	(2,646)	908	(549)
Total	(4,456)	435	(2,319)

Other comprehensive income, net of tax	12,028	(1,272)	7,344
Attributable to:
Shareholders of the Bank	11,072	(2,312)	6,640
Non-controlling interest	956	1,040	704

The Bank expects that the results included in “Other comprehensive income” will be reclassified to profit or loss when the specific conditions have been met.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 26

NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of December 31, 2018	Non-controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	488	99	-	-	-	99
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander Corredores de Bolsa Limitada	49.00	21,673	755	(84)	2	(82)	673
Santander Corredora de Seguros Limitada	0.24	172	4	(2)	-	(2)	2
Subtotal		22,335	858	(86)	2	(84)	774

Entities controlled through other considerations:
Bansa Santander S.A.(1)	100.00	20,051	2,650	-	-	-	2,650
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	3,777	852	-	-	-	852
Subtotal		23,828	3,502	-	-	-	3,502

Total		46,163	4,360	(86)	2	(84)	4,276

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 26

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2017	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	389	132	-	-	-	132
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Santander Corredores de Bolsa Limitada (1)	49.00	21,000	702	470	(134)	336	1,038
Santander Corredora de Seguros Limitada	0.25	167	4	-	-	-	4
Subtotal		21,557	838	470	(134)	336	1,174
Entities controlled through other considerations:
Bansa Santander S.A.	100.00	17,401	10,869	-	-	-	10,869
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,925	741	-	-	-	741
Subtotal		20,326	11,610	-	-	-	11,610

Total		41,883	12,448	470	(134)	336	12,784

(1)     In September 2017, Bansa Santander S.A. celebrated a legal cession of rights,which generated an income of Ch$20,663 million before tax (Ch$15,197 million net of taxes).

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 26

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2016	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	492	116	-	-	-	116
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander Corredores de Bolsa Limitada	49.41	19,966	1,130	1,054	(251)	803	1,933
Santander Corredora de Seguros Limitada	0.25	164	7	-	-	-	7
Subtotals		20,624	1,253	1,054	(251)	803	2,056

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	6,533	529	-	-	-	529
Santander Gestión de Recaudación y Cobranzas Limitada (1)	100.00	2,184	583	-	-	-	583
Multinegocios S.A.	100.00	-	-	-	-	-	-
Servicios Administrativos y Financieros Limitada	100.00	-	-	-	-	-	-
Multiservicios de Negocios Limitada	100.00	-	-	-	-	-	-
Subtotals		8,717	1,112	-	-	-	1,112

Total		24,341	2,365	1,054	(251)	803	3,168

 (1) Ex Santander S.A. Corredores de Bolsa, See Note1.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 26

NON-CONTROLLING INTERESTS, continued

b)	The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or conforming accounting policy adjustments:

	As of December 31,
	2018				2017				2016
				Net income				Net income				Net
	Assets	Liabilities	Capital		Assets	Liabilities	Capital		Assets	Liabilities	Capital	income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	77,764	9,595	66,374	1,795	76,177	9,803	64,937	1,437	75,000	10,065	62,276	2,659
Santander Corredores de Bolsa Limitada	102,228	57,999	42,691	1,538	88,711	45,855	41,424	1,432	86,473	45,724	38,356	2,393
Santander Agente de Valores Limitada	50,552	71	40,177	10,304	44,910	4,732	26,569	13,609	54,486	3,666	38,851	11,969
Santander S.A. Sociedad Securitizadora	704	66	728	(90)	400	50	432	(82)	509	77	512	(80)
Santander Gestión de Recaudación y Cobranzas Ltda.	6,932	3,155	2,925	852	10,826	7,901	2,184	741	8,547	6,363	1,602	582
Bansa Santander S.A.	20,437	386	17,401	2,650	25,535	8,134	6,533	10,868	31,301	24,768	6,004	529
Total	258,617	71,272	170,296	17,049	246,559	76,475	142,079	28,005	256,316	90,663	147,601	18,052

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 27

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting (see c).

a)	For the years ended December 31, 2018, 2017 and 2016 the income from interest, was attributable to the following items:

	For the years ended December 31,
	2018				2017				2016
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	903	-	-	903	939	-	-	939	1,488	-	-	1,488
Interbank loans	897	-	-	897	969	-	-	969	295	-	-	295
Commercial loans	771,405	153,851	11,008	936,264	752,013	85,389	10,525	847,927	742,432	130,904	7,659	880,995
Mortgage loans	330,055	266,691	909	597,655	320,041	149,303	414	469,758	304,116	228,081	7,012	539,209
Consumer loans	579,929	439	6,166	586,534	612,932	363	4,738	618,033	604,152	660	4,318	609,130
Investment instruments	75,423	24,790	-	100,213	74,000	5,797	-	79,797	75,808	2,916	-	78,724
Other interest income	16,644	4,013	-	20,657	12,172	1,538	-	13,710	11,136	2,445	-	13,581

Interest income not including income from hedge accounting	1,775,256	449,784	18,083	2,243,123	1,773,066	242,390	15,677	2,031,133	1,739,427	365,006	18,989	2,123,422

b)	For the years ended December 31, 2018, 2017 and 2016, the expense from interest expense, excluding expense from hedge accounting, is as follows:

	For the years ended December 31,
	2018			2017			2016
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(14,914)	(1,371)	(16,285)	(13,851)	(695)	(14,546)	(16,003)	(1,043)	(17,046)
Repurchase agreements	(6,439)	-	(6,439)	(6,514)	-	(6,514)	(2,822)	-	(2,822)
Time deposits and liabilities	(317,061)	(35,284)	(352,345)	(341,821)	(20,509)	(362,330)	(399,720)	(38,946)	(438,666)
Interbank loans	(39,971)	-	(39,971)	(26,805)	-	(26,805)	(19,803)	-	(19,803)
Issued debt instruments	(241,455)	(133,227)	(374,682)	(220,027)	(76,170)	(296,197)	(197,973)	(105,452)	(303,425)
Other financial liabilities	(2,698)	(110)	(2,808)	(2,946)	(303)	(3,249)	(3,008)	(781)	(3,789)
Other interest expense	(6,929)	(10,497)	(17,426)	(5,236)	(4,973)	(10,209)	(5,211)	(8,874)	(14,085)
Interest expense not including expenses from hedge accounting	(629,467)	(180,489)	(809,956)	(617,200)	(102,650)	(719,850)	(644,540)	(155,096)	(799,636)

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 27

INTEREST INCOME, continued

c)       For the years ended December 31, 2018, 2017 and 2016, the income and expense from interest is as follows:

	For the years ended December 31,
	2018	2017	2016
Items	MCh$	MCh$	MCh$

Interest income not including income from hedge accounting	2,243,123	2,031,133	2,123,422
Interest expense not including expense from hedge accounting	(809,956)	(719,850)	(799,636)

Net Interest income (expense) from hedge accounting	1,433,167	1,311,283	1,323,786

Hedge accounting (net)	(18,799)	15,408	(42,420)

Total net interest income	1,414,368	1,326,691	1,281,366

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 28

FEES AND COMMISSIONS

This item includes the amount of fees earned and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	6,624	7,413	5,754
Fees and commissions for guarantees and letters of credit	33,654	33,882	35,911
Fees and commissions for card services	218,903	201,791	195,566
Fees and commissions for management of accounts	33,865	31,901	31,540
Fees and commissions for collections and payments	40,077	44,312	31,376
Fees and commissions for intermediation and management of securities	10,147	10,090	9,304
Insurance brokerage fees	39,949	36,430	40,882
Office banking	15,921	15,669	14,145
Fees for other services rendered	45,633	43,123	38,038
Other fees earned	39,690	30,947	28,668
Total	484,463	455,558	431,184

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(163,794)	(149,809)	(143,509)
Fees and commissions for securities transactions	(936)	(858)	(946)
Office banking	(4,096)	(15,283)	(14,671)
Other fees	(24,752)	(10,545)	(17,634)
Total	(193,578)	(176,495)	(176,760)

Net fees and commissions income	290,885	279,063	254,424

The fees earned in transactions with letters of credit are presented in the Consolidated Statements of Income in the line item “Interest income”,

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 28

FEES AND COMMISSIONS, continued

The income and expenses for the commissions of the business segments are presented below and the calendar for the recognition of income from ordinary activities is opened.

	Segments					Revenue recognition calendar for ordinary activities
As of December 31, 2018	Individuals and PYMEs	Companies and Institutions	Global Corporate Banking	Others	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commission income
Commissions for lines of credit and overdrafts	5,901	271	453	(1)	6,624	6,624	-	-
Commissions for guarantees and letters of credit	11,099	16,258	6,239	58	33,654	33,654	-	-
Commissions for card services	211,615	6,193	1,036	59	218,903	34,856	184,047	-
Commissions for account management	30,386	2,678	799	2	33,865	33,865	-	-
Commissions for collections, collections and payments	66,780	1,693	458	(28,854)	40,077	-	15,719	24,358
Commissions for intermediation and management of values	4,050	134	7,221	(1,258)	10,147	-	10,147	-
Remuneration for insurance commercialization	-	-	-	39,949	39,949	-	-	39,949
Office banking	11,420	3,893	608	-	15,921	-	15,921	-
Other remuneration for services rendered	40,901	3,833	819	80	45,633	-	45,633	-
Other commissions earned	6,908	9,743	23,320	(281)	39,690	-	39,690	-
Total	389,060	44,696	40,953	9,754	484,463	108,999	311,157	64,307

Commission expenses
Remuneration for card operation	(159,817)	(3,186)	(134)	(657)	(163,794)	-	(163,794)	-
Commissions per transaction with securities	(169)	(3)	(419)	(345)	(936)	-	(936)	-
Office banking	(2,374)	(985)	(722)	(15)	(4,096)	-	(4,096)	-
Other commissions	(6,168)	(3,776)	(4,614)	(10,194)	(24,752)	-	(24,752)	-
Total	(168,528)	(7,950)	(5,889)	(11,211)	(193,578)	-	(193,578)	-
Total Net commission income and expenses	220,532	36,746	35,064	(1,457)	290,885	108,999	117,579	64,307

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 29

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

In accordance with the IFRS 9 and IFRS 7 disclosure , the detail of income (expense) from financial operations is as follows:

For the years ended December 31,
2018
MCh$

Net gains on trading derivatives	38,217
Net gains on financial assets at fair value through profit or loss	9,393
Net gains on derecognition of financial assets measured at amortised cost	8,479
Sale of loans and accounts receivables from customers
Current portfolio	(309)
Charged-off portfolio	709
Repurchase of issued bonds (*)	(840)
Other income (expense) from financial operations	(2,475)
Total income (expense)	53,174
(*) The Bank repurchased its own bonds, see Note 5 for details.

The disclosure for the years December 31, 2017 and 2016, the detail of income (expense) from financial operations is as follows:

	For the years ended December 31,
	2017	2016
	MCh$	MCh$

Income (expense) from financial operations
Trading derivatives	(18,974)	(395,209)
Trading investments	10,008	18,229
Sale of loans and accounts receivables from customers
Current portfolio	3,020	1,469
Charged-off portfolio	3,020	2,720
Available for sale investments	8,956	14,598
Repurchase of issued bonds (*)	(742)	(8,630)
Other income (expense) from financial operations	(2,492)	(211)
Total income (expense)	2,796	(367,034)

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 30

NET FOREIGN EXCHANGE GAIN (LOSS)

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the years ended December 31, 2018, 2017 and 2016 net foreign exchange income is as follows:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$

Net foreign exchange gain (loss)
Net profit (loss) from currency exchange differences	(212,618)	113,115	116,117
Hedging derivatives	252,275	22,933	399,875
Income from assets indexed to foreign currency	12,251	(9,190)	(8,745)
Income from liabilities indexed to foreign currency	-	98	145
Total	51,908	126,956	507,392

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 31

EXPECTED CREDIT LOSSESS ALLOWANCE

I.	Expected credit losses (ECL) allowance – under IFRS 9

As of December 31, 2018, under the new credit risk model established by IFRS 9 the ECL allowance by stage recorded at income statements is as follows:

For the year ended December 31, 2018	Stage1		Stage2		Stage3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	79	5,652	(2,891)	(1,533)	(96,131)	(47,959)	(142,782)
Mortgage loans	-	5,583	-	5,161	-	3,375	14,119
Consumer loans	-	1,861	-	192	-	(191,304)	(189,251)
Contingent loans	(90)	1,214	11	(68)	(225)	(834)	9
Loans and account receivable at FVOCI	363	-	68	-	-	-	431
Debt at FVOCI	-	66	-	-	-	-	66
Total	353	14,376	(2,811)	3,752	(96,356)	(236,722)	(317,408)
II.	Provision for loan losses – under IAS 39

		Loans and accounts receivable from customers						Total
For the year ended December 31, 2017	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(15,699)	-	-	-	-	-	(15,699)
Provisions established	(307)	(64,658)	(148,681)	(43,621)	(252,038)	(3,117)	(4,224)	(516,646)
Total provisions and charge-offs	(307)	(80,357)	(148,681)	(43,621)	(252,038)	(3,117)	(4,224)	(532,345)
Provisions released	3,970	55,925	20,491	11,427	46,089	7,001	1,660	146,563
Recovery of loans previously charged off	-	11,114	21,499	10,942	39,972	-	-	83,527
Net charge to income	3,663	(13,318)	(106,691)	(21,252)	(165,977)	3,884	(2,564)	(302,255)

		Loans and accounts receivable from customers						Total
For the year ended December 31, 2016	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(11,222)	-	-	-	-	-	(11,222)
Provisions established	(3,052)	(61,002)	(133,855)	(50,892)	(280,544)	(11,986)	(2,909)	(544,240)
Total provisions and charge-offs	(3,052)	(72,224)	(133,855)	(50,892)	(280,544)	(11,986)	(2,909)	(555,462)
Provisions released	83	43,183	14,432	34,246	30,790	6,963	5,384	135,081
Recovery of loans previously charged off	-	11,142	16,043	10,041	41,072	-	-	78,298
Net charge to income	(2,969)	(17,899)	(103,380)	(6,605)	(208,682)	(5,023)	2,475	(342,083)

b) The detail of Charge-off of individually significant loans, is as follows:

	For the years ended December 31,
	2017	2016
	MCh$	MCh$

Charge-off of loans	51,978	47,605
Provision applied	(36,279)	(36,383)
Net charge offs of individually significant loans	15,699	11,222

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 32

PERSONNEL SALARIES AND EXPENSES

For the years ended December 31, 2018, 2017 and 2016, the composition of personnel salaries and expenses is as follows:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$

Personnel compensation	259,354	250,962	249,703
Bonuses or gratifications	72,728	75,181	77,649
Stock-based benefits	(337)	2,752	331
Seniority compensation	21,869	26,120	26,263
Pension plans	1,069	2,039	(150)
Training expenses	3,782	2,867	2,835
Day care and kindergarten	2,778	2,505	3,072
Health funds	-	4,748	4,777
Welfare funds	6,040	896	806
Other personnel expenses	30,281	28,897	29,847
Total	397,564	396,967	395,133

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 33

ADMINISTRATIVE EXPENSES

For the years ended December 31, 2018, 2017 and 2016, the composition of the item is as follows:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$

General administrative expenses	145,241	139,418	138,974
Maintenance and repair of property, plant and equipment	20,962	21,359	19,901
Office lease	29,761	26,136	28,098
Equipment lease	55	96	280
Insurance payments	3,439	3,354	3,842
Office supplies	5,070	6,862	5,747
IT and communication expenses	44,209	39,103	37,351
Heating, and other utilities	4,849	5,468	4,863
Security and valuables transport services	12,168	12,181	14,793
Representation and personnel travel expenses	3,444	4,262	5,440
Judicial and notarial expenses	1,148	974	952
Fees for technical reports and auditing	10,020	9,379	7,631
Other general administrative expenses	10,116	10,244	10,076
Outsourced services	65,358	57,400	55,757
Data processing	32,360	34,880	36,068
Products sale		-	-
Archive services	3,401	3,324	4,427
Valuation services	3,167	2,419	3,489
Outsourcing	9,936	6,878	5,404
Other	16,494	9,899	6,369
Board expenses	1,297	1,290	1,371
Marketing expenses	19,286	18,877	17,844
Taxes, payroll taxes, and contributions	13,907	13,118	12,467
Real estate taxes	1,730	1,443	1,435
Patents	1,896	1,646	1,618
Other taxes	7	24	93
Contributions to SBIF	10,274	10,005	9,321
Total	245,089	230,103	226,413

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 34

DEPRECIATION, AMORTIZATION, AND IMPAIRMENT

Depreciation, amortization and impairment charges for the years ended December 31, 2018, 2017 and 2016, are detailed below:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(54,987)	(55,623)	(45,025)
Amortization of Intangible assets	(24,293)	(22,200)	(20,334)
Total depreciation and amortization	(79,280)	(77,823)	(65,359)
Impairment of property, plant, and equipment	(39)	(354)	(234)
Impairment of intangibles	-	(5,290)	-
Total	(79,319)	(83,467)	(65,593)

As of December 31, 2018, the equipment impairment totaled Ch$39 million(Ch$354 million as of December 31, 2017 and Ch$234 million as of December 31, 2016), mainly due to damages to ATMs.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 35

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is comprised of the following components:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$

Income from assets received in lieu of payment	7,106	3,330	1,663
Income from sale of investments in other companies	-	-	-
Release of contingencies provisions (1)	12,020	29,903	-
Other income	4,003	28,783	4,764
Leases	222	264	519
Income from sale of property, plant and equipment (2)	2,490	23,229	2,017
Recovery of provisions for contingencies	-	-	-
Compensation from insurance companies due to damages	144	1,237	1,530
Other	1,147	4,053	698

Total	23,129	62,016	6,427

(1) In accordance with IAS 37, the Bank recorded contingencies provisions, which during 2018 were favorable to the Bank.

(2) Corresponds to legal cession of rights made by Bansa Santander S,A, which result in an income of Ch$2,122 million, as stated in Note N°26.

b)	Other operating expenses are detailed as follows:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment	2,537	5,591	11,416
Provision on assets received in lieu of payment	816	3,912	9,246
Expenses for maintenance of assets received in lieu of payment	1,721	1,679	2,170
Credit card expenses	3,151	3,070	3,636
Customer services	3,635	2,563	3,734
Other expenses	23,019	57,189	50,116
Operating charge-offs	798	1,607	6,146
Life insurance and general product insurance policies	9,964	23,475	18,393
Additional tax on expenses paid overseas	-	-	142
Provisions for contingencies	21	-	4,238
Retail association payment	898	912	-
Other	11,338	31,195	21,197

Total	32,342	68,413	68,902

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 36

TRANSACTIONS WITH RELATED PARTIES

In addition to affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control,

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i,e,, Banco Santander S,A, (located in Spain),

Transactions between the Bank and its related parties are specified below, To facilitate comprehension, we have divided the information into four categories:

Santander Group Companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (affiliates and special-purpose entities),

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies,”

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander Chile and its affiliates, together with their close relatives,

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control,

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed,

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 36

TRANSACTIONS WITH RELATED PARTIES, continued

a)       Loans to related parties:

Below are loans and accounts receivable as well as contingent loans that correspond to related entities:

	As of December 31,
	2018				2017				2016
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	122,289	459	4,299	233	80,076	771	3,947	7,793	81,687	533	4,595	7,100
Mortgage loans	-	-	18,814	-	-	-	18,796	-	-	-	18,046	-
Consumer loans	-	-	5,335	-	-	-	4,310	-	-	-	3,783	-
Loans and accounts receivable:	122,289	459	28,448	233	80,076	771	27,053	7,793	81,687	533	26,424	7,100

Allowance for loan losses	(308)	(9)	(116)	(5)	(209)	(9)	(177)	(18)	(209)	(35)	(87)	(34)
Net loans	121,981	450	28,332	228	79,867	762	26,876	7,775	81,478	498	26,337	7,066

Guarantees	442,854	-	22,893	7,171	361,452	-	23,868	7,164	434,141	-	23,636	5,486

Contingent loans:
Personal guarantees	-	-	-	-	-	-	-	-	-	-	-	-
Letters of credit	5,392	-	2,060	44	19,251	-	-	33	27,268	-	-	-
Guarantees	445,064	-	3,364	-	377,578	-	-	-	437,101	-	-	-
Contingent loans:	450,456	-	5,424	44	396,829	-	-	33	464,369	-	-	-

Allowance for contingent loans	(1)	-	(18)	-	(4)	-	-	1	(5)	-	-	-

Net contingent loans	450,455	-	5,406	44	396,825	-	-	34	464,364	-	-	-

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 36

TRANSACTIONS WITH RELATED PARTIES, continued

Loan activity to related parties during 2018, 2017 and 2016 is shown below:

	As of December 31,
	2018				2017				2016
	Companies of the Group	Associated companies	Key Personnel	Other	Companies of the Group	Associated companies	Key Personnel	Other	Companies of the Group	Associated companies	Key Personnel	Other

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	476,906	771	27,051	7,826	546,058	532	26,423	7,100	616,968	565	28,675	1,966
Loans granted	200,657	39	16,574	773	78,214	318	7,777	1,050	122,729	203	8,580	6,808
Loans payments	(104,818)	(351)	(9,754)	(700)	(147,366)	(79)	(7,149)	(324)	(193,189)	(236)	(10,832)	(1,674)

Total	572,745	459	33,871	7,899	476,906	771	27,051	7,826	546,508	532	26,423	7,100

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 36

TRANSACTIONS WITH RELATED PARTIES, continued

b)       Assets and liabilities with related parties

	As of December 31,
	2018				2017				2016
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	189,803	-	-	-	74,949	-	-	-	187,701	-	-	-
Trading investments	-	-	-	-	-	-	-	-	-	-	-	-
Obligations under repurchase agreements Loans	-	-	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	748,632	105,358	-	9	545,028	86,011	-	-	742,851	33,433	-	-
Available for sale investments	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	38,960	51,842	-	-	8,480	118,136	-	-	4,711	67,454	-	-

Liabilities
Deposits and other demand liabilities	27,515	(21,577)	2,493	(480)	24,776	25,805	2,470	221	6,988	7,141	2,883	630
Obligations under repurchase agreements Loans	6,501	-	329	68	50,945	-	-	-	56,167	-	-	-
Time deposits and other time liabilities	2,585,337	-	3,189	(838)	785,988	27,968	3,703	3,504	1,545,835	6,219	2,525	2,205
Financial derivative contracts	770,624	112,523	-	-	418,647	142,750	-	7,190	954,575	54,691	-	-
Interbank borrowing	-	-	-	-	-	-	-	-	6,165	-	-	-
Issued debt instruments	335,443	-	-	-	482,626	-	-	-	484,548	-	-	-
Other financial liabilities	6,807	-	-	-	4,919	-	-	-	8,970	-	-	-
Other liabilities	60,884	89,817	-	-	164,303	58,168	-	-	446	44,329	-	-

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 36

TRANSACTIONS WITH RELATED PARTIES, continued

c)	Income (expense) recorded due to transactions with related parties

	For the years ended December 31,
	2018				2017				2016
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Interest income and inflation-indexation adjustments	(53,256)	(156)	1,252	508	(43,892)	-	1,051	-	(39,279)	40	1,164	115
Fee and commission income and expenses	91,178	7,826	305	22	72,273	15,404	224	1	56,952	22,322	204	20
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	(566,677)	65,727	27	(12)	363,108	(48,453)	(3)	19	(343,963)	(48,373)	(88)	2
Other operating income and expenses	42	1,388	-	-	21,670	(1,454)	-	-	931	(2,239)	-	-
Key personnel compensation and expenses	-	-	(11,761)	-	-	-	(43,037)	-	-	-	(37,328)	-
Administrative and other expenses	(43,035)	(50,764)	-	-	(48,246)	(47,220)	-	-	(35,554)	(43,115)	-	-

Total	(571,748)	24,021	(10,177)	518	364,913	(81,723)	(41,765)	20	(360,913)	(71,365)	(36,048)	137

(*) Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries,

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 36

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payments to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding manager positions shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statements of Income, corresponds to the following categories:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$

Personnel compensation	12,878	16,863	17,493
Board members’ salaries and expenses	913	1,199	1,269
Bonuses or gratifications	11,920	16,057	14,404
Compensation in stock	146	1,923	331
Training expenses	163	68	161
Seniority compensation	1,133	3,842	2,619
Health funds	215	273	285
Other personnel expenses	681	773	916
Pension plans (*)	872	2,039	(150)
Total	28,921	43,037	37,328

(*)Some of the executives that qualified for this benefit left the Group for different reasons, without complying with the requirements to receive the benefit, therefore the obligation amount decreased, which generated the reversal of provisions,

e)	Composition of key personnel

As of December 31, 2018, 2017 and 2016, the composition of theBank’s key personnel is as follows:

Position	No, of executives
	As of December 31,
	2018	2017	2016

Director	11	11	13
Division manager	12	13	17
Manager	108	109	137
Total key personnel	131	133	167

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 37

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

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. The executives will be entitled to receive this benefit only when they fulfill the following conditions:

a.	Aimed at the Bank’s management

b.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old

c.	The Bank will create a pension fund, with life insurance, for each beneficiary in the plan, Periodic contributions into this fund are made by the manager and matched by the Bank

d.	The Bank will be responsible for granting the benefits directly

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

Plan Assets owned by the Bank at the end of 2018 totaled Ch$6,804 million (Ch$7,919 million in 2017).

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

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment	Plans post- employment
	2018	2017

Mortality chart	RV-2014	RV-2014
Termination of contract rates	5,0%	5,0%
Impairment chart	PDT 1985	PDT 1985

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 37

PENSION PLANS, continued

Activity for post-employment benefits is as follows:

	As of December 31,
	2018	2017
	MCh$	MCh$
Plan assets	6,804	7,919
Commitments for defined-benefit plans
For active personnel	(5,958)	(6,998)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	846	921

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$

a) Fair value of plan assets
Opening balance	7,919	6,612	6,945
Expected yield of insurance contracts	353	307	335
Employer contributions	836	1,931	886
Actuarial (gain) losses	-	-	-
Premiums paid	-	-	-
Benefits paid	(2,304)	(931)	(1,554)
Fair value of plan assets at year end	6,804	7,919	6,612
b) Present value of obligations
Present value of obligations opening balance	(6,998)	(4,975)	(5,070)
Net incorporation of Group companies	-	-	-
Service cost	(1,069)	(2,039)	150
Interest cost	-	-	-
Curtailment/settlement effect	-	-	-
Benefits paid	-	-	-
Past service cost	-	-	-
Actuarial (gain) losses	-	-	-
Other	2,109	16	(55)
Present value of obligations at year end	(5,958)	(6,998)	(4,975)
Net balance at year end	846	921	1,637

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 37

PENSION PLANS, continued

Plan expected profit:

	As of December 31,
	2018	2017	2016

Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2018	2017	2016
	MCh$	MCh$	MCh$

Current period service expenses	1,069	2,039	(150)
Interest cost	-	-	-
Expected yield from plan’s assets	(353)	(307)	(335)
Expected yield of insurance contracts linked to the Plan:	-
Extraordinary allocations	-	-	-
Actuarial (gain)/ losses recorded in the period	-	-	-
Past service cost	-	-	-
Other	-	-	-
Total	716	1,732	(485)

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community, In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations, Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Except as detailed in the following table, management considers that the carrying amounts of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2018 and 2017:

	As of December 31,
	2018		2017
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investment	-	-	485,736	485,736
Loans and account receivable from customers and interbank loans, net	-	-	26,934,757	28,518,929
Available for sale investment	-	-	2,574,546	2,574,546
Financial derivative contracts	3,100,635	3,100,635	2,238,647	2,238,647
Financial assets held for trading	77,041	77,041	-	-
Loans and accounts receivable at amortised cost, net	29,331,001	30,575,611	-	-
Loans and accounts receivable at fvoci, net	68,588	68,588	-	-
Debt instrument at FVOCI	2,394,323	2,394,323	-	-
Guarantee deposits (margin accounts)	170,232	170,232	323,767	323,767

Liabilities
Deposits and interbank borrowings	23,597,863	23,770,106	21,380,468	20,887,959
Financial derivative contracts	2,517,728	2,517,728	2,139,488	2,139,488
Issued debt instruments and other financial liabilities	8,330,633	8,605,135	7,335,683	7,487,591
Guarantees received (margin accounts)	371,512	371,512	408,313	408,313

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

a)	Financial assets held for trading and Debt instruments at FVOCI / Trading investment and available for sale instruments

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable at amortised cost / Loans and account receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis, To do so, we use current market interest rates considering product, term, amount and similar loan quality, Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment, For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount, Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

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

Measurement of fair value and hierarchy

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments, The hierarchy reflects the significance of the inputs used in making the measurement, The three levels of the hierarchy of fair values are the following:

● Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date

● Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

● Level 3: inputs are unobservable inputs for the asset or liability i,e, they are not based on observable market data

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price.

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3), Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds
-	U.S. Treasury Bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description of unobservable inputs
● Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average amount of the observed rates,

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones,

● Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates,

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves,

● Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments,

● FX Options	Black-Scholes

Formula adjusted by the volatility simile (implicit volatility), Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility parameter is created by interpolation and then these volatilities are used to value options,

In limited occasions significant inputs not observable in market data are used (Level 3), To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description of no observable inputs
● Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility,
● UF options	Black – Scholes	There is no observable input of implicit volatility,
● Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility,
● CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate,
● Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating flow maturities, but TAB is not a directly observable variable and is not correlated to any market input,
● Bonds (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity,

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis:

	Fair value measurement
As of December 31,	2018	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Financial assets held for trading	77,041	71,158	5,883	-
Debt instruments at FVOCI	2,394,323	2,368,768	24,920	635
Derivatives	3,100,635	-	3,089,077	11,558
Guarantee deposits (margin accounts)	170,232	-	170,232	-
Total	5,742,231	2,439,926	3,290,112	12,193

Liabilities
Derivatives	2,517,728	-	2,516,933	795
Guarantees received (margin accounts)	371,512	-	371,512	-
Total	2,889,240	-	2,888,445	795

	Fair value measurement
As of December 31,	2017	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	485,736	481,642	4,094	-
Available for sale investments	2,574,546	2,549,226	24,674	646
Derivatives	2,238,647	-	2,216,306	22,341
Guarantee deposits (margin accounts)	323,767	323,767	-	-
Total	5,622,696	3,354,635	2,245,074	22,987

Liabilities
Derivatives	2,139,488	-	2,139,481	7
Guarantees received (margin accounts)	408,313	408,313	-	-
Total	2,547,801	408,313	2,139,481	7

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents assets or liabilities which are not measured at fair value in the statements of financial position but for which the fair value is disclosed:

	Fair value measurement
As of December 31,	2018	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Loans and accounts receivable at amortised cost, net	30,575,611	-	-	30,575,611
Total	30,575,611	-	-	30,575,611
Liabilities
Deposits and interbank borrowings	23,770,106	-	23,770,106	-
Issued debt instruments and other financial liabilities	8,605,135	-	8,605,135	-
Total	32,375,241	-	32,375,241	-

	Fair value measurement
As of December 31,	2017	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivable from customers and interbank loans, net	28,518,929	-	-	28,518,929
Total	28,518,929	-	-	28,518,929
Liabilities
Deposits and interbank borrowings	20,887,959	-	20,887,959	-
Issued debt instruments and other financial liabilities	7,487,591	-	7,487,591	-
Total	28,375,550	-	28,375,550	-

The fair values of others assets and other liabilities approximate their carrying values.

The methods and assumptions to estimate the fair value are defined below:

- Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics, The fair value was measured by discounting estimated cash flow using the interest rate of new contracts, That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value, In terms of behavior assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

- Deposits and interbank borrowings – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities, For variable-rate deposits, the carrying amount was considered to approximate fair value.

- Issued debt instruments and other financial liabilities – The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in Note 1.j)

There were no transfer between levels 1 and 2 for the year ended December 31, 2018 and 2017.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The table below shows the effect, at December 31, 2018 and 2017, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation, This effect was determined by a sensitivity analysis under a 1bp scenario, detailed in the following table:

As of December 31, 2018
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Derivatives	Present Value method	Curves on TAB (1)	(2.3)	2.3
Debt instruments at FVOCI	Internal rate of return method	BR UF (2)	-	-

As of December 31, 2017
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Derivatives	Present Value method	Curves on TAB (1)	(1.3)	1.3
Available for sale investments	Internal rate of return method	BR UF (2)	-	-

(1)	TAB: “Tasa Activa Bancaria” (Active Bank Rate), Average interest rates on 30, 90, 180 and 360 day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento - UF)).

(2)	BR: “Bonos de Reconocimiento” (Recognition Bonds), The Recognition Bond is an instrument of money provided by the State of Chile to workers who joined the new pension system, which began operating since 1981.

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant inputs (Level 3) as of December 31, 2018 and 2017:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2018	22,987	7

Total realized and unrealized profits (losses)
Included in statements of income	(10,769)	(802)
Included in other comprehensive income	25	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2018	12,193	-

Total profits or losses included in comprehensive income for 2018 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2017	(10,794)	(802)

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2017	40,034	43

Total realized and unrealized profits (losses)
Included in statements of income	(17,035)	(36)
Included in other comprehensive income	(12)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2017	22,987	7

Total profits or losses included in comprehensive income for 2017 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2016	(17,047)	(36)

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The realized and unrealized profits (losses) included in comprehensive income for 2018 and 2017, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statements of Comprehensive Income.

The potential effect as of December 31, 2018 and 2017 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant inputs (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2018 and 2017:

	As of December 2018
	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts	1,947,726	-	1,947,726	1,152,909	3,100,635
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable at amortised cost, net	-	-	-	29,331,539	29,331,539
Total	1,947,726	-	1,947,726	30,484,448	32,432,174
Liabilities
Financial derivative contracts	1,735,555	-	1,735,555	782,173	2,517,728
Investments under resale agreements	48,545	-	48,545	-	48,545
Deposits and interbank borrowings	-	-	-	23,597,862	23,597,862
Total	1,784,100	-	1,784,100	24,380,035	26,164,135
	As of December 2017

	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts	2,029,657	-	2,029,657	208,990	2,238,647
Obligations under repurchase agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	26,934,757	26,934,757
Total	2,029,657	-	2,029,657	27,143,747	29,173,404
Liabilities
Financial derivative contracts	1,927,654	-	1,927,654	211,834	2,139,488
Investments under resale agreements	268,061	-	268,061	-	268,061
Deposits and interbank borrowings	-	-	-	21,380,467	21,380,467
Total	2,195,715	-	2,195,715	21,592,301	23,788,016

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The Bank, in order to reduce its credit exposure in its financial derivative operations, has entered into collateral contracts with its counterparties, in which it establishes the terms and conditions under which they operate, In terms collateral (received/delivered) operates when the net of the fair value of the financial instruments held exceed the thresholds defined in the respective contracts,

	As of December 31, 2018		As of December 31, 2017
Financial derivative contracts	Assets	Liability	Assets	Liability
	MM$	MM$	MM$	MM$

Financial derivative contracts with collateral agreement threshold equal to zero	2,639,835	2,133,149	1,898,220	1,773,471

Financial derivative contracts with non-zero threshold collateral agreement	344,520	262,683	221,030	316,840

Financial derivative contracts without collateral agreement	116,280	121,896	119,397	49,177
Total	3,100,635	2,517,728	2,238,647	2,139,488

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

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

a.	Foreign exchange risk: this arises as a consequence of exchange rate fluctuations among currencies,

b.	Interest rate risk: this arises as a consequence of fluctuations in market interest rates,

c.	Price risk: this arises as a consequence of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all the instruments negotiated in the market,

d.	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UFs,

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

The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long term, stable earnings growth, Toward that end, our Board and senior management places great emphasis on risk management.

A.       Integral Risk Committee

The Integral Risk Committee of the Board is responsible for reviewing and monitoring all risks that may affect us, including reputation risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises risk in general, It also evaluates the reasonability of the systems for measurement and control of risks.

●	Credit risk

●	Market risk

●	Operational risk

●	Solvency risk (BIS)

●	Legal risks

●	Compliance risks

●	Reputational risks

This Committee includes the Vice Chairman of the Board and five Board members. This committee also includes the CEO, the Director of Risk and other senior level executives from the commercial side of our business.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

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

The main functions of the ALCO are:

●	Making the most important decisions regarding our exposure to inflation, interest rate risk, funding, capital and liquidity levels, The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

●	Review of the Bank’s inflation gap

●	Review of the evolution of the most relevant local and international markets and monetary policies

D. Market Committee

The Market Committee includes the Vice-Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

The Market Committee is responsible for:

●	Establishing a strategy for the Bank’s trading investment portfolio

●	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio, The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee

●	Reviewing the net foreign exchange exposure and limit

●	Reviewing the evolution of the most relevant local and international markets and monetary policies

E. Risk Department

All issues regarding risk in the Bank are the responsibility of the Bank’s Risk Department. The Risk Department reports to the CEO but has full independence, and no risk decisions can be made without its approval.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

Credit risk

Credit risk is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party. The Bank consolidates all elements and components of credit risk exposure to manage credit risk (e,g, individual delinquency risk, inherent risk of a business line or segment, and/or geographical risk).

In Note 9 and Note 11, we present our net exposure to credit risk at December 31, 2018 and 2017.

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

The Board has delegated the duty of credit risk management to the Integral Risk Committee, as well as to the Bank’s risk departments, whose roles are summarized below:

●	Verify compliance with the strategic objectives of the group, depending on both assumed and potential risk, and alerting management to such risks.

●	Propose the primary metrics for risk appetite framework.

●	Review the level of compliance with regulatory provisions and recommendations issued by the Local and External Supervisors, ensuring their implementation on the stipulated dates.

●	Analyze with a comprehensive vision, the map of recommendations and incidents formulated by the different control instances (SBIF, DAI and External Audit) in order to identify the main risks involved.

●	Review the risk benchmark analysis, and from its results, identify and propose “best practices” or corrective / preventive actions, ensuring their proper implementation.

●	Review the adequate management of risks by the management areas, formulating where appropriate, the mitigation actions in accordance with the policies approved by the Board.

●	Monitoring, analysis and control of the limits defined in the Risk Framework (basic and complementary metrics) and the key credit risk indicators of each zone, segment or product, identifying possible sources of concern.

●	Analyze the relevant aspects of the risk (exogenous variables), which could eventually materialize in possible losses for the business (emerging risks).

●	Analyze and propose eventual changes in the policies and procedures used by the Bank for the administration, control and management of risks, when inconsistencies or vulnerabilities are verified.

●	Encourage compliance by the Bank with the best corporate governance practices in risk management. Pre-review the documents of type 0 and 1 (Frames and Models) that were defined in the Approval Hierarchy model, which must then be approved in the Directory.

●	Perform, according to the calendar proposed by the Risk Department or on request, the sectoral analyzes considered relevant.

●	Review of risks in terms of Risk Compliance and Reputational Risk

●	Any other task that the Board deems necessary.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

The following diagram illustrates the governance of our credit risk division including the committees with approval power:

Role of Santander Spain’s Global Risk Department: Credit Risk

In matters regarding Credit Risk, Santander Spain’s Global Risk Department has the following role:

●	All credit risks greater than U.S.$40 million (U.S.$60 million for financial institutions), after being approved locally, are reviewed by Santander Spain. This additional review ensures that no global exposure limit is being breached.

●	In standardized risks, the consumer and mortgage scoring models are developed locally but are reviewed and approved by Santander Spain’s Global Risk Department.

●	For each scoring model, a monthly Risk Report is prepared, which is reviewed locally and is also sent to Santander Spain’s Global Risk Department. This report includes the evolution of basic credit risk parameters such as loan amounts, non-performance, charge-offs and provisions.

●	Monthly, the Controller of the Risk Department sends a report to Santander Spain’s Global Risk Department covering all the main indicators regarding credit risk and the evolution of credit risk as compared to the budgeted levels.

Impaiment assessment (policy applicable from January 1, 2018)

In accordance with the requirements of IFRS 9 the Bank has developed a new credit risk model, applicable from January 1, 2018.

a.	Definition of default and cure

The Bank considers a financial instrument defaulted and therefore Stage 3 for ECL calculations in all cases when the borrower becomes 90 days past due on its contractual payments.

As a part of a qualitative assessment of whether a customer is in default, the Bank also considers a variety of instances that may indicate unlikeliness to pay. Such events include:

●	Internal rating of the borrower indicating default or near-default

●	The borrower requesting emergency funding from the Bank

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

●	The borrower having past due liabilities to public creditors or employees

●	The borrower is deceased

●	A material decrease in the underlying collateral value where the recovery of the loan is expected from the sale of the collateral

●	A material decrease in the borrower’s turnover or the loss of a major customer

●	A covenant breach not waived by the Bank

●	The debtor (or any legal entity within the debtor’s group) filing for bankruptcy application/protection

●	Debtor’s listed debt or equity suspended at the primary exchange because of rumours or facts about financial difficulties

It is the Bank’s policy to consider a financial instrument as ‘cured’ and therefore re-classified out of Stage 3 when none of the default criteria have been present for at least twelve consecutive months (and 24 months for special vigilance operations). The decision whether to classify an asset as Stage 2 or Stage 1 once cured depends on the updated credit grade, at the time of the cure, and whether this indicates there has been a significant increase in credit risk compared to initial recognition.

b.	Internal rating and PD estimation

The Bank’s Credit Risk Department operates its internal rating models. The models incorporate both qualitative and quantitative information and, in addition to information specific to the borrower utilise supplemental external information that could affect the borrower’s behaviour. The internal credit grades are assigned based on the internal scoring policy. PDs are then adjusted for IFRS 9 ECL calculations to incorporate forward looking information and the IFRS 9 Stage classification of the exposure.

The following table shows quality assets and its related provision, based on our internal scoring policy as of December 31, 2018:

	Individually assessed
Commercial Portfolio	Stage 1	Stage 2	Stage 3	Total Individual	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%

A1	29,998	-	-	29,998	0.10%	2	-	-	2	0.00%
A2	1,074,789	-	-	1,074,789	3.56%	525	-	-	525	0.06%
A3	2,699,684	309	-	2,699,993	8.94%	2,526	-	-	2,574	0.29%
A4	3,200,608	16,546	-	3,217,154	10.65%	8,865	323	-	9,206	1.04%
A5	1,755,259	26,141	-	1,781,400	5.90%	11,296	453	-	11,192	1.33%
A6	935,499	45,671	-	981,170	3.25%	6,975	2,213	-	9,188	1.04%
B1	-	494,915	187	495,102	1.64%	-	14,107	79	14,232	1.61%
B2	-	81,955	156	82,111	0.27%	-	2,786	66	2,852	0.32%
B3	-	67,089	614	67,703	0.22%	-	3,841	233	4,074	0.46%
B4	-	47,653	45,480	93,133	0.31%	-	2,488	19,688	22,176	2.51%
C1	-	46,383	108,325	154,708	0.51%	-	2,548	48,147	50,695	5.75%
C2	-	15,678	39,246	54,924	0.18%	-	1,261	18,171	19,672	2.20%
C3	-	19,655	26,204	45,859	0.15%	-	733	10,803	11,297	1.31%
C4	-	3,560	32,445	36,005	0.12%	-	246	17,077	17,323	1.96%
C5	-	703	64,762	65,465	0.22%	-	32	40,541	40,573	4.60%
C6	-	1,525	69,510	71,035	0.22%	-	35	43,310	43,789	4.91%
Subtotal	9,695,837	867,783	386,929	10,950,549	36.24%	30,189	31,066	198,115	259,370	29.39%

	Collectively assessed
	Stage 1	Stage 2	Stage 3	Total Group	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Commercial	3,616,969	232,472	386,154	4,235,595	14.02%	43,541	24,754	179,317	247,432	28.04%
Mortgage	4,341,470	249,039	285,510	4,876,289	16.14%	70,904	54,372	159,066	284,342	32.23%
Consumer	9,258,962	447,496	444,523	10,150,981	33.60%	9,006	15,102	67,162	91,270	10.34%
Subtotal	17,217,671	929,007	1,116,187	19,262,865	63.76%	123,451	94,048	405,545	623,044	70.61%
Total	26,913,508	1,796,790	1,503,116	30,213,414	100.00%	153,640	124,114	603,660	882,414	100.00%

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

In relation to the credit quality of the investment portfolio, local regulations specify that banks are able to hold only local and foreign fixed–income securities except in certain cases, Additionally, Banco Santander Chile has internal policies to ensure that only securities approved by the Market Risk department, which are stated in the documents “APS” – Products and underlying Approval, are acquired, The Credit Risk Department sets the exposure limits to those approved APS’s , The APS is updated on daily basis.

As of December 31, 2018, 99% our total investment portfolio correspond to securities issued by the Chilean Central Bank and US treasury notes.

c.	Exposure at default

The exposure at default (EAD) represents the gross carrying amount of the financial instruments subject to the impairment calculation, addressing both the client’s ability to increase its exposure while approaching default and potential early repayments too.

To calculate the EAD for a Stage 1 loan, the Bank assesses the possible default events within 12 months for the calculation of the 12mECL. However, if a Stage 1 loan that is expected to default in the 12 months from the balance sheet date and is also expected to cure and subsequently default again, then all linked default events are taken into account. For Stage 2, Stage 3 the exposure at default is considered for events over the lifetime of the instruments.

d.	Loss given default

The credit risk assessment is based on a standardised LGD assessment framework that results in a certain LGD rate. These LGD rates take into account the expected EAD in comparison to the amount expected to be recovered or realised from any collateral held.

The Bank segments its retail lending products into smaller homogeneous portfolios (evaluated collective), based on key characteristics that are relevant to the estimation of future cash flows. The applied data is based on historically collected loss data and involves a wider set of transaction characteristics (e.g., product type, wider range of collateral types) as well as borrower characteristics.

Further recent data and forward-looking economic scenarios are used in order to determine the IFRS 9 LGD rate for each group of financial instruments. Under IFRS 9, LGD rates are estimated for the Stage 1, Stage 2, Stage 3 IFRS 9 segment of each asset class. The inputs for these LGD rates are estimated and, where possible, calibrated through back testing against recent recoveries. These are repeated for each economic scenario as appropriate.

e.	Significant increase in credit risk (SICR)

The Bank continuously monitors all assets subject to ECLs. In order to determine whether an instrument or a portfolio of instruments is subject to 12 month ECL or Lifetime ECL, the Bank assesses whether there has been a significant increase in credit risk since initial recognition.

The Bank also applies a secondary qualitative method for triggering a significant increase in credit risk for an asset, such as moving a customer/facility to the watch list (Special vigilance). The Bank may also consider that events explained in letter a) above are a significant increase in credit risk as opposed to a default. Regardless of the change in credit grades, if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial recognition.

When estimating ECLs on a collective basis for a group of similar assets, the Bank applies the same principles for assessing whether there has been a significant increase in credit risk since initial recognition.

Quantitative criteria for SICR Stage 2:

The quantitative criteria is used to identify where an exposure has increased in credit risk and it is applied based on whether an increase in the lifetime PD since the recognition date exceeds the threshold set in absolute terms. The following formula is used to determine such threshold:

Threshold = Lifetime PD (at reporting date) – Lifetime PD (at origination)

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

Collectively assessed				Individually assessed
Mortgages	Other loans	Revolving (Credit cards)	Collectively assessed SME	Individually assessed SME	Middle market	Corporate and Investment Banking
45%	42%	42%	42%	60%	50%	Santander Group criteria

There is also a relative threshold of 100% of all portfolios with the exception of the Corporate and Investment Banking Portfolio.

Qualitative criteria for SICR Stage 2:

The qualitative criteria is based on the existence of evidence that leads to an automatic classification of financial instruments in stage 2, mainly 30 days overdue and restructured. Thresholds of SICR are calibrated based on the average ECL of exposures that are 30 days overdue or with a level of credit risk considered to be “significant”.

Collectively assessed				Individually assessed
Mortgages	Other loans	Revolving (Credit cards)	Collectively assessed SME	Individually assessed SME	Middle market	Corporate and Investment Banking
Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days
Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring
				Clients that are considered to be substandard or in incompliance (pre-legal action)	Clients that are considered to be substandard or in incompliance (pre-legal action)	Clients that are considered to be substandard or in incompliance (pre-legal action)

These thresholds are defined by the Model Committee and the Integral Risk Committee, and are evaluated annually with updates made depending on impacts and definitions of the risk models associated to each portfolio.

f.	Grouping financial assets measured on a collective basis

The Bank calculates ECLs either on a collective or an individual basis.

The evaluates on individual basis commercial loans that are greater than Ch$400 million (US$240,000), while smaller commercial loans, mortgage loans and consumer loans are grouped into homogeneous portfolios, based on a combination of internal and external characteristics.

g.	Modified loans

When loan measured at amortised cost has been renegotiated or modified but not derecognised, the Bank must recognise the resulting gains or losses as the difference between the carrying amount of the original loans, and modified contractual cash flows discounted using the EIR before modification.

If the modification does not result in derecognition, then the subsequent assessment of whether there is a significant increase in credit risk is made comparing the risk at the reporting date based on the modified contractual term and the risk at initial recognition based on the original, unmodified contractual term.

If the modification results in dereconition, then the modified asset is considered to be a new asset. Accordingly, the date of modification is treated as the date of initial recogition for the purposes of the impairment requerments.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

	As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount	26,913,508	1,796,790	1,503,116	30,213,414
Modified loans	-	582,513	815,094	1,397,607
%	-	32.42%	54.23%	4.63%

ECL allowance	153,640	125,114	603,660	882,414
Modified loans	-	44,099	323,802	367,901
%	-	35.25%	53.64%	41.69%

h.	Analysis of risk concentration

The following table shows the risk concentration by industry, and by stage before ECL allowance:

As of December 31, 2018	Loans and account receivable at amortised cost
	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$
Commercial loans
Manufacturing	992,786	92,931	54,048	1,139,765
Mining	182,342	21,821	4,585	208,748
Electricity, gas, and water	384,288	22,365	2,279	408,932
Agriculture and livestock	934,199	166,271	100,781	1,201,251
Forest	120,371	9,402	14,115	143,888
Fishing	238,348	11,104	3,569	253,021
Transport	716,493	55,011	37,802	809,306
Communications	178,215	30,407	7,222	215,844
Construction(a)	723,600	88,691	93,747	906,038
Commerce	2,950,517	189,623	199,924	3,340,064
Services	1,771,595	81,159	12,915	1,865,669
Other	4,120,052	331,470	242,096	4,693,618

Subtotal	13,312,806	1,100,255	773,083	15,186,144

Mortgage loans	9,258,962	447,496	444,523	10,150,981

Consumer loans	4,341,740	249,039	285,510	4,876,289

Total	26,913,508	1,796,790	1,503,116	30,213,414

(a)	In 2018 we improved the classification of our construction loans, reassigning loans for real state rental investment companies to services.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

i.	Macro economical forward looking information and scenarios

The annual growth forecasts for the most relevant macroeconomic variables for each of our scenarios are as follows:

	Average estimates 2019 - 2020
	Unfavorable scenario 2	Unfavorable scenario 1	Base scenario	Favorable scenario 1	Favorable scenario 2
Official interest rate	1.78%	2.82%	3.91%	4.99%	6.03%
Unemployment rate	8.47%	7.53%	6.55%	6.10%	5.57%
Housing Price growth	0.89%	1.06%	1.50%	2.68%	4.49%
GDP growth	1.40%	2.22%	2.99%	3.87%	4.68%
Consumer Price Index	1.14%	1.98%	2.83%	3.75%	4.59%

The highest probability of occurrence is associated to the base scenario, while the extreme scenarios have a lower probability than the more moderate scenarios.

The methodology used for the generation of the local scenarios is based on the Methodology Framework of the Corporate Research Service and is applied to the loan portfolio with the exception of loans from the Corporate and Investment Banking segment which uses global scenarios as defined by the Santander Group. The probabilities for the scenarios must total 100% and be symmetrical.

Local scenario		Global scenario
	Probability weighting		Probability weighting
Favorable scenario 2	5%	Favorable scenario 1	20%
Favorable scenario 1	20%	Base scenario	60%
Base scenario	50%	Unfavorable scenario 1	20%
Unfavorable scenario 1	20%
Unfavorable scenario 2	5%

The ECL allowance sensibility to future macro economic conditions is as follows:

December 31, 2018	Ch$
Reported ECL allowance	882,414
Gross carrying amount	30,282,022

Reported ECL Coverage	2.91%

ECL amount by scenarios
Favorable scenarios 2	745,089
Favorable scenarios 1	815,113
Base scenarios	879,358
Unfavorable scenarios 2	949,329
Unfavorable scenarios 2	970,563

Coverage ratio by scenarios
Favorable scenarios 2	2.46%
Favorable scenarios 1	2.69%
Base scenarios	2.90%
Unfavorable scenarios 2	3.13%
Unfavorable scenarios 2	3.21%

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

j.	Collateral and other credit enhancement

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are in place covering the acceptability and valuation of each type of collateral.

The main types of collateral obtained are, as follows:

●	For securities lending and reverse repurchase transactions, cash or securities

●	For corporate and small business lending, charges over real estate properties, inventory and trade receivables and, in special circumstances, government guarantees

●	For retail lending, mortgages over residential properties

The following table show the maximum exposure to credit risk by class of financial asset, associated collateral and the net exposure to credit risk:

December 31, 2018	Maximum exposure to credit risk	Collateral (*)	Net exposure	Associated ECL
	MCh$	MCh$	MCh$	MCh$
Commercial loans	15,254,752	7,369,291	7,885,461	506,802
Mortgage loans	10,150,981	9,699,324	451,657	91,270
Consumer Loans	4,876,289	754,920	4,121,369	284,342
Total	30,282,022	17,823,535	12,458,487	882,414

According to the Bank’s policy when an asset (real state) is repossessed are transferred to aseets held for sale at their fair value less cost to sell as non-financial assets at the repossession date.

Impaiment assessment (under IAS 39)

a.	Loans analyzed on an individual basis

For loans that are greater than Ch$400 million (US$570,000), the Bank uses internal models to assign a risk category level to each borrower and its respective loans. We consider the following risk factors: industry or sector of the borrower, the borrower’s competitive position in its markets, owners or managers of the borrower, the borrower’s financial situation, the borrower’s payment capacity and the borrower’s payment behavior to calculate the estimated incurred loan loss. Through these categories, we differentiate the normal loan portfolio from the impaired one.

These are our categories:

1.	Debtors may be classified in risk categories A1, A2, A3 or B (A is applicable if they are current on their payment obligations and show no sign of deterioration in their credit quality and B is different from the A categories by a certain history of late payments), The A categories are distinguished by different PNPs (as defined below),

2.	Debtors classified as C1, C2, C3, C4, D1 or D2 include debtors whose loans with us have been charged off or administered by our Recovery Unit, or identified as impaired by an internal risk committee.,

For loans classified as A1, A2, A3 and B, we assign a specific provision level on an individual basis to each borrower and, therefore, the amount of loan loss allowance is determined on a case by case basis,

Estimated Incurred Loan Loss = Loan Loss Allowance

The estimated incurred loss is obtained by multiplying all risk factors defined in the following equation:

EIL= EXP x PNP x SEV

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

●	EIL = Estimated Incurred Loan Loss. The estimated incurred loan loss is how much could be lost in the event a debtor does not perform the obligations under the loan.

●	EXP = Exposure. This corresponds to the value of commercial loans.

●	PNP = Probability of Non-Performance. This variable, expressed as a percentage, indicates the probability that a debtor will default, This percentage is associated with the internal rating that we give to each debtor, which is determined by analyzing such parameters as debt servicing capacity.

●	SEV = Severity. This is the effective loss rate given default for debtors in the same segment, which is determined statistically based on the historical effective losses for us for each segment.

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

b.	Loans analyzed on a group basis

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

Once the customers have been classified, the loan loss allowance is the product of three factors: Exposure (EXP), Probability of Non-Performance (PNP) and Severity (SEV).

EXP = Exposure. This corresponds to the value of commercial loans

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

The following diagrams set forth the allowances required by our current models for consumer loans:

Santander:

Bank	Loan type		Allowance Level(1) (Loss rate)
Consumer	Performing	New clients		Existing clients	Banefe
		0.53% -19.75%		0.05%-11.92%	0.13%-18.67%

	Renegotiated consumer loans which were less than 90 days past due at the time of renegotiation (2)		3.66%-30.40%		10.19%-43.71%

	Renegotiated consumer loans which were more than 90 days past due at the time of renegotiation (2)		41.50%-100%		51.11%-100%

	Non-performing	Days Past Due	New Clients	Existing Clients	Previously Renegotiated Bank	Previously Renegotiated Banefe
		90-120	31.78%	31.78%	41.50%	51.11%
		120-150	51.17%	51.17%	60.15%	66.65%
		150-180	59.98%	59.98%	68.86%	78.50%
		>180		Charged-off

1.	Percentage of loans outstanding
2.	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

Allowances for residential mortgage loans

The provision methodology for residential mortgage loans takes into consideration different factors in order to group customers with less the 90 days past due into seven different risk profiles. Factors considered, in the first place, are whether the customer is a new customer or with prior history with the Bank, For each of these main categories additional factors are considered in order to develop risk profiles within each risk category, including payment behavior, non-performance less than 90 days, collateral levels, renegotiation history with the Bank, and historical amounts of net charge-offs, among others. The explanation for the initial segregation into three categories, existing, new customer, is as follows: an existing customer is a customer for which there is a broader level of information and history of payment behavior with the Bank, while for a new customer the Bank has no history of payment behavior and only information from the banking system and credit bureaus is available. The risk categories are such that when a customer’s payment behavior deteriorates, the outcome is that the customer will move to a different risk category with a higher loss rate, therefore capturing the current status of the customer.

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

c.	Portfolio characteristics:

	As of December 31,
Category	2017
Commercial Portfolio	Individual	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%

A1	1,051,072	3.79%	827	0.10%
A2	5,957,305	21.49%	18,514	2.34%
A3	2,176,779	7.85%	27,894	3.53%
B	539,074	1.94%	32,089	4.06%
C1	145,033	0.52%	2,604	0.33%
C2	56,871	0.21%	5,104	0.65%
C3	39,825	0.14%	8,935	1.13%
C4	53,261	0.19%	19,120	2.42%
D1	71,896	0.26%	41,941	5.30%
D2	77,048	0.28%	62,234	7.87%
Subtotal	10,168,164	36.67%	219,262	27.73%

	Group	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%
Commercial
Normal portfolio	3,488,633	12.58%	58,728	7.42%
Impaired portfolio	414,530	1.50%	160,345	20.27%
Subtotal	3,903,163	14.08%	219,073	27.69%
Mortgage
Normal portfolio	8,634,351	31.14%	20,174	2.55%
Impaired portfolio	462,544	1.67%	48,892	6.17%
Subtotal	9,096,895	32.81%	69,066	8.72%
Consumer
Normal portfolio	4,230,567	15.26%	114,099	14.42%
Impaired portfolio	327,125	1.18%	169,657	21.44%
Subtotal	4,557,692	16.44%	283,756	35.86%
Total	27,725,914	100.00%	791,157	100.00%

d.	Credit quality

The Bank determines the credit quality of financial assets using internal credit ratings, The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

See credit quality of loans above.

In relation to the credit quality of the investment portfolio, local regulations specify that banks are able to hold only local and foreign fixed–income securities except in certain cases. Additionally, Banco Santander Chile has internal policies to ensure that only securities approved by the Market Risk department, which are stated in the documents “APS” – Products and underlying Approval, are acquired. The Credit Risk Department sets the exposure limits to those approved APS’s. The APS is updated on daily basis.

As of December 31, 2017, 76% of our total investment portfolio correspond to securities issued by the Chilean Central Bank and US treasury notes.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

Maximum exposure to credit risk

Financial assets and off-balance sheet commitments

For financial assets recognised in the Consolidated Statements of Financial Position, maximum credit risk exposure equals their carrying value. Below is the distribution by financial asset and off-balance sheet commitments of the Bank’s maximum exposure to credit risk as of December 31, 2018 and 2017, without deduction of collateral, security interests or credit improvements received:

		As of December 31,
		2018	2017
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Deposits in banks	5	1,240,578	839,561
Cash items in process of collection	5	353,757	668,145
Investments under resale agreements	7	-	-
Financial derivative contracts	8	3,100,635	2,238,647
Trading investment		-	485,736
Loans and account receivable from customers and interbank loans, net		-	26,934,757
Available for sale investment		-	2,574,546
Financial assets held for trading	6	77,041	-
Loans and account receivable at amortised cost / Loans and account receivable at FVOCI	9 and 10	29,399,589	-
Debt instrument at fair value through other comprehensive income	12	2,394,323	-

Off-balance commitments:
Letters of credit issued		223,420	201,699
Foreign letters of credit confirmed		57,038	75,499
Performance guarantees		1,954,205	1,823,793
Available credit lines		8,997,650	8,135,489
Personal guarantees		133,623	81,577
Other irrevocable credit commitments		327,297	260,691
Total		48,345,002	44,320,140

Foreign derivative contracts

As of December 31, 2018, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 2,090 million or 40.27% of assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Below, there are additional details regarding our exposure for those countries classified above 1 and represents our majority of exposure to categories other than 1, Below we detail as of December 31, 2018, considering fair value of derivative instruments.

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

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

The Bank has classification tools that allow it to group the credit quality of transactions or customers. Additionally, the Bank has historical databases that keep this internally generated information to study how this probability varies. Classification tools vary according to the analyzed customer (commercial, consumer, SMEs, etc,).

Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of December 31, 2018 and 2017,

	As of December 31,
	2018	2017
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	22,047,354	19,508,151
Investments and others	2,200,776	2,108,962
Impaired financial assets:
Properties/ mortgages	119,181	152,252
Investments and others	865	1,087
Total	24,368,176	21,770,452

Credit risk mitigation techniques

The Bank applies various methods of reducing credit risk, depending on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (e,g, real estate guarantees) while others apply to groups of transactions (e,g, netting and collateral arrangements).

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

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

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. Collateral may be:

●	Financial: cash, security deposits, gold, etc.

●	Non-financial: property (both residential and commercial), other movable property, etc.

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

Specifically, mortgage loans are secured by a real property mortgage, and threshold mitigate counterparty credit risk of derivative instruments, (See note 9 c) ii) and iii), for a detail of the impaired portfolio and non-performing loans with or without guarantee).

Personal guarantees and credit derivatives

Personal guarantees are guarantees that make a third party liable for another party’s obligations to the Bank. They include, for example, security deposits and standby letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the supervisor can be recognised for capital calculation purposes.

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

Assets Received in Lieu of Payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognised at their fair value (as determined by an independent appraisal). The excess of the outstanding loan balance over the fair value is charged to net income for the period, under “Provision for loan losses”. Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value less cost to sale (assuming a forced sale).

At December 31, 2018, assets received or awarded in lieu of payment amounted to Ch$38,326 million (gross amount: Ch$39,049 million ; allowance: Ch$723 million).

At December 31, 2017, assets received or awarded in lieu of payment amounted to Ch$44,624 million (gross amount: Ch$45,704 million ; allowance: Ch$1,440 million).

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

These limits affect the mismatches of future flows of income and expenditures of the Bank on an individual basis. They are:

i.	mismatches of up to 30 days for all currencies, up to the amount of basic capital
ii.	mismatches of up to 30 days for foreign currencies, up to the amount of basic capital
iii.	mismatches of up to 90 days for all currencies, twice the basic capital

The Bank’s treasury department (“Treasury”) receives information from all business units about the liquidity profile of its financial assets and liabilities in addition to details from other future cash flows that arise from future business transactions. Based on this information. Treasury keeps a short-term liquid assets portfolio, mainly composed of liquid investments, interbank loans, and advanced payments, to guarantee that the Bank has enough liquidity, Liquidity needs of business units are fulfilled through short-term transfers from Treasury to cover any short-term variation and long-term financing to address all structural liquidity requirements.

The Bank monitors its liquidity position daily to establish future flows of inflow and outflow. At each month’s closing, stress tests are carried out in which a variety of scenarios are used, from normal market conditions to those that contain significant fluctuations. Liquidity policy and procedures are subjected to review and approval of the Bank’s Board. There are periodic reports which detail the Bank’s, and its subsidiaries’, liquidity position, including any exceptions and adopted correcting measures, which are also reviewed periodically by the ALCO.

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

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

	As of December 31,
	2018	2017
	MCh$	MCh$
Financial investments for trading	77,041	485,736
Available for sale investments	2,394,323	2,574,546
Encumbered assets (net) (1)	(48,843)	(268,330)
Net cash (2)	149,321	(37,628)
Net Interbank deposits (3)	967,095	768,595
Total liquidity portfolio	3,585,937	3,522,919

(1) Assets encumbered through repurchase agreements are deduced from liquidity portfolio
(2) Cash minus reserve requeriments. As is presented in Note 4 the reserve requeriments are established by the monthly average reserves that the bank must maintain in accordance with regulation governing minimum reserves
(3) Includes overnight deposits in Central Bank, domestic banks and foreign banks.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

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

The following table displays the actual derived percentages as calculated per above:

	As of December 31,
	2018%	2017%
30 days	(20)	(48)
30 days foreign currency	-	(22)
90 days	(37)	(51)

Below, is the breakdown by maturity, of the liability balances of the Ba as of December 31, 2018 and 2017:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Obligations under repurchase agreements	-	48,545	-	-	48,545	-	-	-	-	48,545
Checking accounts, time deposits and other time liabilities	9,027,434	5,248,418	4,108,556	3,326,199	21,710,607	191,547	6,137	63,988	261,672	21,972,279
Financial derivatives contracts	-	131,378	120,361	349,551	601,290	495,789	471,185	949,464	1,916,438	2,517,728
Interbank borrowings	39,378	16,310	404,575	1,188,692	1,648,955	139,671	-	-	139,671	1,788,626
Issue debt instruments	-	71,465	39,267	745,830	856,562	2,431,849	1,549,743	3,277,079	7,258,671	8,115,233
Other financial liabilities	179,681	934	2,412	22,844	205,871	9,261	92	176	9,529	215,400
Subtotal	9,246,493	5,517,050	4,675,171	5,633,116	25,071,830	3,268,117	2,027,157	4,290,707	9,585,981	34,657,811
Contractual interest payments	4,918	82,292	158,760	812,920	1,058,890	1,156,262	1,110,918	1,537,385	3,804,565	4,863,456
Total	9,251,411	5,599,342	4,833,931	6,446,036	26,130,720	4,424,379	3,138,075	5,828,092	13,390,546	39,521,267

As of December 31, 2018, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 5 years MCh$	More than 5 years MCh$	Total MCh$

Performance guarantee	663,642	188,147	905,554	163,506	33,356	1.954,205
Confirmed foreign letters of credit	3,842	9,128	33,177	10,891	-	57,038
Letters of credit issued	12,469	110,970	54,015	45,937	29	223,420
Pledges and other commercial commitments	22,128	63,230	41,637	6,628	-	133,623
Total other commercial commitments	702,081	371,475	1,034,383	226,962	33,385	2,638,286

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2017	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Obligations under repurchase agreements	-	268,061	-	-	268,061	-	-	-	-	268,061
Checking accounts, time deposits and other time liabilities	8,376,371	5,120,171	4,201,271	2,299,018	19,996,831	106,833	2,811	62,362	172,006	20,168,837
Financial derivatives contracts	-	144,410	196,444	356,288	697,142	378,582	358,358	705,406	1,442,346	2,139,488
Interbank borrowings	4,130	46,013	397,419	1,030,241	1,477,803	220,554	-	-	220,554	1,698,357
Issue debt instruments	-	21,043	55,119	274,239	350,401	1,727,571	2,104,771	2,910,910	6,743,252	7,093,653
Other financial liabilities	177,663	701	2,583	31,879	212,826	27,581	404	1,219	29,204	242,030
Subtotal	8,558,164	5,600,399	4,852,836	3,991,665	23,003,064	2,461,121	2,466,344	3,679,897	8,607,362	31,610,426
Contractual interest payments	4,403	45,465	117,779	462,579	630,226	808,502	776,796	1,147,553	2,732,851	3,363,077
Total	8,562,567	5,645,864	4,970,615	4,454,244	23,633,290	3,269,623	3,243,140	4,827,450	11,340,213	34,973,503

As of December 31, 2017, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
(in millions of Ch$)
Performance guarantee	514,510	244,543	835,030	208,479	21,231	1,823,793
Confirmed foreign letters of credit	16,681	33,513	21,277	4,028	-	75,499
Letters of credit issued	12,367	115,720	43,029	30,554	29	201,699
Pledges and other commercial commitments	16,028	13,382	47,288	4,880	-	81,578
Total other commercial commitments	559,586	407,158	946,624	247,941	21,260	2,182,569

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

There are four major risk factors that affect the market prices: type of interest, type of exchange, price, and inflation, In addition and for certain positions, it is necessary to consider other risks as well, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The Bank’s internal management measure market risk based mainly on the procedures and standards of Banco Santander Spain, which are in turn based on an analysis of three principal components:

-	trading portfolio
-	domestic financial management portfolio
-	foreign financial management portfolio

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

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

The department’s functions in connection with trading portfolio include the following:

i.	apply the “Value at Risk” (VaR) techniques to measure interest rate risk

ii.	adjust the trading portfolios to market and measure the daily income and loss from commercial activities

iii.	compare the real VaR with the established limits

iv.	establish procedures to prevent losses in excess of predetermined limits

v.	furnish information on the trading activities to the ALCO, other members of the Bank’s management, and the Global Risk Department of Banco Santander Spain

The department’s functions in connection with financial management portfolios include the following:

i.	perform sensitivity simulations (as explained below) to measure interest rate risk for activities denominated in local currency and the potential losses forecasted by these simulations

ii.	provide daily reports thereon to the ALCO, other members of the Bank’s management, and the Global Risk Department of Banco Santander Spain

Market risk - trading portfolio

The Bank applies VaR methods to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position that is made up of fixed income investments, foreign exchange trading, and a minimum position of investments in equity shares. This portfolio is mostly made of Chilean Central Bank bonds, mortgage bonds and corporate bonds issued locally at low risk, At the closing date, the trading portfolio did not show investments in another portfolio.

For the Bank, the VaR estimate is done through the historical simulation method which consists of observing the behavior of profit and loss that might have taken place with the current portfolio if the market conditions at a given time had been present and, based on that information, infer maximum losses with a determined confidence level. This method has the advantage of reflecting precisely the historical distribution of market values and not requiring any distribution assumption for a specific probability. All VaR measures are designed to establish the distribution function for the value change in a given portfolio and, once this distribution is known, to calculate the percentile related to the necessary confidence level, which will match the risk value in relation to of those parameters, As calculated by the Bank, the VaR is an estimate of the maximum expected loss of market value of a given portfolio in one day, with 99.00% confidence. It is the maximum loss in one day the Bank could expect in a given portfolio with a confidence level of 99.00%. In other words, it is the loss the Bank would have to deal only 1.0% of the time, VaR provides a single estimation of the market risk that cannot be compared with other market risks, Returns are calculated using a time window of 2 years or, at least, 520 data points gathered since the reference date in the past to calculate VaR.

The Bank does not calculate three separate VaRs. Only one VaR is calculated for the entire trading portfolio which, in addition, is separated into risk types. The VaR program carries out a historical simulation and calculates a profit (ganancia or “G”) and loss (pérdida or “P”) G&P Statements for 520 data points (days) for each risk factor (fixed income, currency, and variable income). Each risk factor’s G&P is added and a consolidated VaR is calculated with 520 data points or days. In addition, the VaR is calculated for each risk factor based on the individual G&P calculated for each. Additionally, a weighted VaR is calculated following the above mentioned method but giving a larger weight to the 30 most recent data points. The highest VaR is reported, In 2017 and 2016, we were still using the same VaR model and the methodology has not changed.

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

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

It is necessary to define a valuation function fj(xi) for each instrument, preferably the same one used to calculate the market value and income of the daily position. This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.

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

At no time in 2018 and 2017 did the Bank exceed the VaR limits in connection with the three components which comprise the trading portfolio: fixed-income investments, variable-income investments and foreign currency investments.

The Bank carries out back-testings on a daily basis and, generally, discovers that trading losses exceed the estimated VaR approximately one out of hundred business days. Also, a maximum VaR limit was established that can be applied over the trading portfolio. Both in 2018 and 2017, the Bank has kept within the maximum limit it established for the VaR; even when the real VaR exceeded estimations.

High, low and average levels for each component and year were as follows:

VaR	2018 USDMM	2017 USDMM
Consolidated:
High	5.23	5.71
Low	1.21	1.56
Average	2.01	3.01

Fixed-income investments:
High	2.54	5.51
Low	1.19	1.15
Average	1.71	2.36

Variable-income investments
High	0.01	0.01
Low	0.00	0.00
Average	0.00	0.00

Foreign currency investments
High	4.29	4.21
Low	0.09	0.53
Average	1.14	1.71

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

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

b: foreign currency limit

Since we assume the correlation is 0; 2ab = 0 2ab = 0

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

In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

-	The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

-	This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities,

-	The model does not take into account the volume sensitivity which results from interest rate changes.

-	The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

Market risk – Financial management portfolio – December 31, 2018 and 2017

	2018		2017
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial management portfolio – local currency (MCh$)
Loss limit	48,000	192,001	48,000	175,000
High	43,742	189,725	(37,148)	(141,287)
Low	27,854	170,450	(22,958)	(112,818)
Average	37,569	180,972	(29,110)	(128,506)
Financial management portfolio – foreign currency (Th$US)
Loss limit	30	75	30	75
High	12	38	16	42
Low	4	(10)	4	15
Average	9	22	10	23
Financial management portfolio – consolidated (in MCh$)
Loss limit	48,000	192,002	48,000	175,000
High	45,492	192,848	(38,249)	(142,442)
Low	29,167	168,766	(23,571)	(112,277)
Average	38,908	182,557	(29,948)	(128,360)

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

The objectives in this connection include most notably:

•	To meet the internal capital and capital adequacy targets

•	To meet the regulatory requirements

•	To align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc,)

•	To support the growth of the businesses and any strategic opportunities that may arise

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

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$21,438 million or U.S.$34,7 million as of December 31, 2018) of paid-in capital and reserves, calculated in accordance with Chilean GAAP.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 39

RISK MANAGEMENT, continued

Capital adequacy requirement

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of total assets, net of required loan loss allowances, Regulatory capital and basic capital are calculated based on the consolidated financial statements prepared in accordance with the Compendium of Accounting Standards issued by the SBIF the Chilean regulatory agency. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2017, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 13.91% and our core capital ratio was 10.99%.

Regulatory capital is defined as the aggregate of:

●	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or basic capital;

●	its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period commencing six years prior to maturity), for an amount up to 50.0% of its basic capital; and

●	its voluntary allowances for loan losses for an amount of up to 1.25% of risk weighted-assets.

The levels of basic capital and effective net equity at the close of each period are as follows:

			Ratio
	As of December 31,		As of December 31,
	2018	2017	2018	2017
	MCh$	MCh$	%	%
Basic capital	3,239,546	3,066,180	7.72	7.92
Regulatory capital	4,101,664	3,881,252	13.40	13.91

Risk Concentration

The Bank operates mainly in Chile, thus most of its financial instruments are concentrated in that country. See Note 39, credit risk to see concentration of the Bank’s loans and accounts receivable by industry above.

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 40

SUBSEQUENT EVENTS

On January 12, 2019, the law that modernizes banking legislation was published in the official gazette, a regulation that was approved by Congress on October 3, 2018. The new law adopts the highest international standards in banking regulation and supervision, strengthening international competitiveness and contributing to Chile’s financial stability.

On January 24, 2019, the Bank placed a Senior Bond corresponding to its “T-14” line for 3,000,000 UF.

On January 30, 2019, the Bank placed a Senior Bond corresponding to its “T-18” line for 2,000,000 UF.

On February 1, 2019, the Bank placed a Senior Bond for an amount 30,000,000 EUR.

On February 1, 2019, the Bank placed a Senior Bond corresponding to its “T-7” line for 2,000,000 UF.

On March 03, 2019, the Bank have received a letter of resignation from Mr Andreu Plaza López from the Board of Directors of Banco Santander-Chile.

On March 7, 2019, the Bank placed a Senior Bond corresponding to its ”U-9” line for 75,000,000 CLP.

On March 12, 2019, the Bank placed a Senior Bond for an amount of 150,000,000 CHF.

There are no other subsequent events to be disclosed that occurred between January 1, 2019 and the date of authorization of these Financial Statements (March 22, 2019).

FELIPE CONTRERAS FAJARDO Chief Accounting Officer	MIGUEL MATA HUERTA Chief Executive Officer