Form 20-F
period 2019-12-31
BANCO SANTANDER CHILE
filed 2020-03-06
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

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
Bandera 140, 20th Floor, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
American Depositary Shares (“ADS”), each representing the right to receive 400 Shares of Common Stock without par value	BSAC	New York Stock Exchange
Shares of Common Stock, without par value*	BSAC	New York Stock Exchange

*	Santander-Chile’s shares of common stock are not listed for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this Annual Report on Form 20-F that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:

•	asset growth and alternative sources of funding;

•	growth of our fee-based business;

•	financing plans;

•	impact of competition;

•	impact of regulation;

•	exposure to market risks including:

•	interest rate risk;

•	foreign exchange risk; and

•	equity price risk;

•	projected capital expenditures;

•	liquidity;

•	trends affecting:

•	our financial condition; and

•	our results of operation.

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

In this Annual Report, references to “BIS” are to the Bank for International Settlement, and references to “BIS ratio” are to the capital adequacy ratio as calculated in accordance with the Basel Capital Accord. References to the “Central Bank” are to the Banco Central de Chile. References to the “SBIF” are to the Superintendency of Banks and Financial Institutions. References to the “FMC” are to the Financial Market Commission, into which the SBIF merged on June 1, 2019.

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

As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with the Compendium of Accounting Standards issued by the FMC, the Chilean regulatory agency (“Chilean Bank GAAP”). Therefore, our locally filed consolidated financial statements have been adjusted to IFRS in order to comply with the requirements of the Securities and Exchange Commission (the “SEC”). Chilean Bank GAAP principles are substantially similar to IFRS but there are some exceptions. For further details and a discussion of the main differences between Chilean Bank GAAP and IFRS, see “Item 5. Operating and Financial Review and Prospects—Accounting Standards Applied in 2019.”

This Annual Report contains our consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 (the “Audited Consolidated Financial Statements”). Such Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, and have been audited by the independent registered public accounting firm PricewaterhouseCoopers Consultores Auditores SpA for the years ended December 31, 2019, 2018 and 2017. See page F-2 of the Audited Consolidated

Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 for the audit report issued by PricewaterhouseCoopers Consultores Auditores SpA. The Audited Consolidated Financial Statements have been prepared from accounting records maintained by the Bank and its subsidiaries.

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

Loans

Unless otherwise specified, all references herein (except in the Audited Consolidated Financial Statements) to loans are to loans and financial leases before deduction for loan loss allowance, and, except as otherwise specified, all market share data presented herein is based on information published periodically by the FMC.

Outstanding loans and the related percentages of our loan portfolio consisting of corporate and consumer loans as defined in the section entitled “Item 4. Information on the Company—B. Business Overview” are categorized based on the nature of the borrower. Outstanding loans and related percentages of our loan portfolio consisting of corporate and consumer loans in the section entitled “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information” are categorized in accordance with the reporting requirements of the FMC, which are based on the type and term of loans.

Non-performing loans are also presented in accordance with reporting requirements of the FMC and include the entire principal amount and accrued but unpaid interest on loans for which either principal or interest is past-due for 90 days or more. Restructured loans for which no payments are past-due are not ordinarily classified as non-performing loans. See “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

At the end of each reporting period the Bank evaluates the impairment of the loan book. For December 31, 2019 and 2018 this has been assessed in accordance with IFRS 9 and for prior periods in accordance with IAS 39.

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

Economic and Market Data

In this Annual Report, unless otherwise indicated, all macroeconomic data related to the Chilean economy is based on information published by the Central Bank, and all market share and other data related to the Chilean financial system is based on information published by the FMC and our analysis of such information.

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

Unless otherwise indicated, all U.S. dollar amounts at any year end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2019 the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm was Ch$747.37, or 0.4% more than the observed exchange rate published by the Central Bank for such date of Ch$744.62 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso.

The U.S. dollar equivalent of one UF was U.S.$38.02 as of December 31, 2019, using the observed exchange rate reported by the Central Bank as of December 30, 2019 of Ch$744.62 per U.S.$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected historical financial information for Santander-Chile as of the dates and for each of the periods indicated. Financial information for Santander-Chile as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. In the F-pages of this Annual Report on Form 20-F, our audited financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 are presented. The audited financial statements for 2016 and 2015 are not included in this document, but they can be found in our previous Annual Reports on Form 20-F. These consolidated financial statements differ in some respects from our locally filed financial statements as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 prepared in accordance with Chilean Bank GAAP. See “Item 4. Information on the Company—Differences between IFRS and Chilean Bank GAAP.”

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

	As of and for the years ended December 31,
	2019	2019	2018	2017	2016	2015
	In U.S.$ thousands(1)	In Ch$ millions (2)
CONSOLIDATED STATEMENT OF INCOME DATA (IFRS)
Net interest income	1,895,934	1,416,964	1,414,368	1,326,691	1,281,366	1,255,206
Net fee and commission income	384,128	287,086	290,885	279,063	254,424	237,627
Financial transactions, net (3)	269,869	201,692	105,082	129,752	140,358	145,499
Other operating income	17,396	13,001	23,129	62,016	6,427	6,439
Net operating profit before provision for loan losses	2,567,327	1,918,743	1,833,464	1,797,522	1,682,575	1,644,771
Provision for loan losses	(432,598)	(323,311)	(317,408)	(302,255)	(342,083)	(399,277)
Net operating income	2,134,729	1,595,432	1,516,056	1,495,267	1,340,492	1,245,494
Total operating expenses	(1,072,949)	(801,890)	(754,314)	(778,950)	(756,041)	(719,958)
Operating income	1,061,780	793,542	761,742	716,317	584,451	525,536
Income from investments in associates and other companies (4)	1,533	1,146	1,324	1,144	3,012	2,588
Income before tax	1,063,313	794,688	763,066	717,461	587,463	528,124
Income tax expense	(234,253)	(175,074)	(167,144)	(145,031)	(109,031)	(76,395)
Income from continuing operations	829,060	619,614	595,922	572,430	478,432	451,729
Income from discontinued operations (4)	2,273	1,699	3,771	2,819	–	–
Net income for the year	831,333	621,313	599,693	575,249	478,432	451,729
Net income for the period attributable to: Equity holders of the Bank	828,359	619,091	595,333	562,801	476,067	448,466
Non-controlling interests	2,974	2,222	4,360	12,448	2,365	3,263

Net income attributable to Equity holders of the Bank per share	4.40	3.29	3.16	2.99	2.53	2.38
Net income attributable to Equity holders of the Bank per ADS	1,758.29	1,314.10	1,263.71	1,406.96	1,010.51	951.92
Weighted-average shares outstanding (in millions)	188,446	188,446	188,446.1	188,446.1	188,446.1	188,446.1
Weighted-average ADS outstanding (in millions)	471.1	471.1	471.1	471.1	471.1	471.1

CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (IFRS)
Cash and deposits in banks	4,756,038	3,554,520	2,065,441	1,452,922	2,279,389	2,064,806
Cash items in process of collection	475,082	355,062	353,757	668,145	495,283	724,521
Investments under resale agreements	–	–	–	–	6,736	2,463
Financial derivative contracts	10,903,044	8,148,608	3,100,635	2,238,647	2,500,782	3,205,926
Trading investments	–	–	–	485,736	396,987	324,271
Interbank loans, net	–	–	–	162,213	268,672	9,711
Loans and accounts receivable from customers, net	–	–	–	26,772,544	26,147,154	24,528,745
Available-for-sale investments	–	–	–	2,574,546	3,388,906	2,044,411
Financial assets held for trading	361,540	270,204	77,041	–	–	–
Loans and account receivable at amortized cost	42,516,317	31,775,420	29,331,001	–	–	–
Loans and account receivable at fair value through other comprehensive income	88,397	66,065	68,588	–	–	–
Debt instrument at fair value through other comprehensive income	5,365,846	4,010,272	2,394,323	–	–	–
Equity instruments at fair value through other comprehensive income	645	482	483	–	–	–
Investments in associates and other companies	13,617	10,177	32,003	27,585	23,780	20,309
Intangible assets	98,196	73,389	66,923	63,219	58,085	51,137
Property, plant, and equipment	337,645	252,346	253,586	242,547	257,379	240,659
Rights of use assets	208,715	155,987	–	–	–	–
Current taxes	15,585	11,648	–	–	–	–
Deferred taxes	603,969	451,388	397,515	371,091	359,600	320,527
Other assets	1,925,613	1,439,146	991,216	764,410	847,272	1,100,174
TOTAL ASSETS	67,670,249	50,574,714	39,132,512	35,823,605	37,030,025	34,637,660

Deposits and other demand liabilities	13,778,225	10,297,432	8,741,417	7,768,166	7,539,315	7,356,121
Cash items in process of being cleared	265,261	198,248	163,043	486,726	288,473	462,157
Obligations under repurchase agreements	508,523	380,055	48,545	268,061	212,437	143,689
Time deposits and other time liabilities	17,652,323	13,192,817	13,067,819	11,913,945	13,151,709	12,182,767
Financial derivative contracts	9,888,882	7,390,654	2,517,728	2,139,488	2,292,161	2,862,606

	As of and for the years ended December 31,
	2019	2019	2018	2017	2016	2015
	In U.S.$ thousands(1)	In Ch$ millions (2)
Interbank borrowings	3,371,580	2,519,818	1,788,626	1,698,357	1,916,368	1,307,574
Issued debt instruments	12,712,208	9,500,723	8,115,233	7,093,653	7,326,372	5,957,095
Other financial liabilities	302,873	226,358	215,400	242,030	240,016	220,527
Obligation for lease contract	212,069	158,494	–	–	–	–
Current taxes	–	–	8,093	6,435	29,294	17,796
Deferred taxes	132,675	99,157	15,470	9,663	7,686	3,906
Provisions	436,370	326,130	305,271	303,798	292,210	274,998
Other liabilities	3,754,935	2,806,325	900,408	745,363	795,785	1,045,869
TOTAL LIABILITIES	63,015,924	47,096,211	35,887,053	32,675,685	34,091,826	31,835,105

Capital	1,192,586	891,303	891,303	891,303	891,303	891,303
Reserves	2,840,283	2,122,742	1,923,022	1,781,818	1,640,112	1,527,893
Valuation adjustments	(11,850)	(8,856)	11,352	(2,312)	6,640	1,288
Retained earnings	526,755	393,681	373,619	435,228	370,803	351,890
Attributable to Equity holders of the Bank	4,547,774	3,398,870	3,199,296	3,106,037	2,908,858	2,772,374
Non-controlling interest	106,551	79,633	46,163	41,883	29,341	30,181
TOTAL EQUITY (5)	4,654,325	3,478,503	3,245,459	3,147,920	2,938,199	2,802,555
TOTAL LIABILITIES AND EQUITY	67,670,249	50,574,714	39,132,512	35,823,605	37,030,025	34,637,660

	As of and for the years ended December 31,
	2019	2018	2017	2016	2015
CONSOLIDATED RATIOS
(IFRS)
Profitability and performance:
Net interest margin (6)	4.0%	4.3%	4.3%	4.3%	4.4%
Return on average total assets (7)	1.4%	1.6%	1.6%	1.4%	1.3%
Return on average equity (8)	18.0%	18.4%	19.2%	16.8%	16.0%

Capital:
Average equity as a percentage of average total assets (9)	8.0%	8.8%	8.5%	8.1%	8.2%
Total liabilities as a multiple of equity (10)	13.5	11.1	10.4	11.6	11.4
Credit Quality:
Non-performing loans as a percentage of total loans (11)	2.1%	2.1%	2.3%	2.1%	2.5%
Allowance for loan losses as percentage of total loans(12)	2.7%	2.9%	2.9%	2.9%	3.0%
Operating Ratios:
Operating expenses /operating revenue (13)	41.8%	41.1%	43.3%	44.9%	43.8%
Operating expenses /average total assets	1.9%	2.0%	2.3%	2.1%	2.1%
OTHER DATA
CPI Inflation Rate (14)	3.0%	2.6%	2.3%	2.7%	4.4%
Revaluation (devaluation) rate (Ch$/U.S.$) at year end (14)	(7.1%)	(13.1%)	7.8%	5.7%	(16.5%)
Number of employees at period end	11,200	11,305	11,068	11,354	11,723
Number of branches and offices at period end	377	380	385	423	471

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2019 have been translated from Chilean pesos at the interbank market exchange rate of Ch$747.37 = U.S.$1.00 as of December 31, 2019 based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. Per share data in US$ is not in thousands.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(3)	Net income (expense) from financial operations and net foreign exchange gain.

(4)	In 2019 Banco Santander has entered into the process of selling the investments in Redbanc S.A., Transbank S.A. and Nexus S.A. in accordance with IFRS 5, the Bank has reclassified and presented these investments in Other Assets classified as held for sale separate from the rest of the investments in associates and presented the effects in the income statement as discontinued operations. See “Note 39- Non-current assets held for sale”.

(5)	Total equity includes equity attributable to Equity holders of the Bank plus non-controlling interests.

(6)	Net interest income divided by average interest earning assets (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”).

(7)	Net income for the year divided by average total assets (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”).

(8)	Net income for the year divided by average equity (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).

(9)	This ratio is calculated using total average equity (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”) including non-controlling interest.

(10)	Total liabilities divided by equity.

(11)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due. Total loans in 2019 and 2018 corresponds to loans at amortized cost.

(12)	Allowance for loan losses as of December 31, 2019 and 2018 corresponds to allowances for loans at fair value through other comprehensive income at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39.

(13)	The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange gain, net and other operating income.

(14)	Based on information published by the Central Bank.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2019 dividend must be proposed and approved during the first four months of 2020. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

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

The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ millions (1)	Dividend U.S.$ millions (2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)	% over earnings (6)
2016	336,659	503.7	1.79	1.07	75	75
2017	330,646	500.9	1.75	1.06	70	69
2018	423,611	705.3	2.25	1.50	75	75
2019	355,141	531.5	1.88	1.13	60	60

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Dividend in U.S.$ million divided by the number of ADS, which was calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP. This is the payment ratio determined by shareholders.

(6)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under IFRS.

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

Global economic conditions deteriorated significantly between 2007 and 2009, and some countries fell into recession. Although many countries have recovered, this recovery may not be sustainable. Some major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies experienced, and some continue to experience, significant difficulties. Around the world, there were runs on deposits at several financial institutions, numerous institutions sought additional capital or were assisted by governments, and many lenders and institutional investors reduced or ceased providing funding to borrowers (including to other financial institutions).

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

Despite the improvement of the global economy, uncertainty remains concerning the future economic environment. Such economic uncertainty could have a negative impact on our business and results of operations. A slowing or failing of the economic expansion would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

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

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on a number of factors, including our financial strength and conditions affecting the financial services industry. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Chile’s sovereign debt. If Chile’s sovereign debt is downgraded, our credit rating would also likely be downgraded by an equivalent amount.

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

In March 2019, Japan Credit Rating Agency started covering Santander Chile, assigning an international rating of A+ (stable), after assigning the sovereign rating of the Republic of Chile AA- (stable).

In addition, our ratings may be adversely affected by any downgrade in the ratings of our parent company, Santander Spain. The long-term debt of Santander Spain is currently rated investment grade by the major rating agencies: A2 (stable) by Moody’s, A (stable) by S&P and A- (stable) by Fitch.

Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market some of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments we may be required to maintain a minimum credit rating or terminate such contracts or post collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

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

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

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

The credit quality of our loan portfolio may deteriorate, and our loan loss reserves could be insufficient to cover our actual loan losses, which could have a material adverse effect on us.

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

As of December 31, 2019, our non-performing loans were Ch$671,336 million, and the ratio of our non-performing loans to total loans was 2.1%. As of December 31, 2019, our allowance for loan losses was Ch$896,095 million, and the ratio of our allowance for loan losses to total loans was 2.7%. For additional information on our asset quality, see “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

Our allowance for loan losses is based on our current assessment of and expectations concerning various factors affecting us, including the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the 2008 financial crisis has demonstrated, many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for loan losses and other assets require recalibration, which can lead to increased provision expense. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results–Results of Operations for the Years ended December 31, 2019, 2018 and 2017—Provision for loan losses, net of recoveries.”

As a result, there is no precise method for predicting loan and credit losses, and we cannot assure you that our allowance for loan losses will be sufficient in the future to cover actual loan and credit losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, including the increase in lending to individuals and small and medium enterprises, the volume increase in the consumer loan portfolio and the introduction of new products, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our provisions and allowance for loan losses, which may adversely affect us. If we are unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

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

Retail customers represent 70.2% of the value of the total loan portfolio at amortized cost as of December 31, 2019. As part of our business strategy, we seek to increase lending and other services to retail clients, which are more likely to be adversely affected by downturns in the Chilean economy. In addition, as of December 31, 2019, our residential mortgage loan portfolio totaled Ch$11,262,995 million, representing 34.5% of our total loans. See “Note 9— Loans and Account Receivable at Amortized Cost –under IFRS 9” in our Audited Consolidated Financial Statements for a description and presentation of our residential mortgage loan portfolio. If the economy and real estate market in Chile experience a significant downturn, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past-due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

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

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems, among others. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate.

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

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the FMC, Directorio de Información Comercial (Dicom), a Chilean nationwide credit bureau, and other sources. Due to limitations in the availability of information and the developing information infrastructure in Chile, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems will collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we will have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our loan loss allowances may be materially adversely affected.

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.

Liquidity risk is the risk that we either do not have available enough financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we have in place liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors make it difficult to eliminate completely these risks. Constraints in the supply of liquidity, including in inter-bank lending, has affected and may adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements as well as limit growth possibilities.

Increases in prevailing market interest rates and in our credit spreads can significantly increase the cost of our funding. Credit spreads variations may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

We rely, and will continue to rely, primarily on commercial deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition for deposits between banks or with other products, such as mutual funds. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. As of December 31, 2019, 97.7% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. Historically, one of our principal sources of funds has been time deposits. Time deposits represented 28.0% and 33.4% of our total liabilities and equity as of December 31, 2019 and 2018, respectively. The Chilean time deposit market is concentrated given the importance in size of various large institutional investors such as pension funds and corporations relative to the total size of the economy. As of December 31, 2019, the Bank’s top 20 time deposits represented 23.4% of total time deposits, or 6.1% of total liabilities and equity, and totaled U.S.$ 4.1 billion. No assurance can be given that future economic stability in the Chilean market will not negatively affect our ability to continue funding our business or to maintain our current levels of funding without incurring increased funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

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

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“core capital”) of at least 3% of total assets, net of required loan loss allowances. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2019, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 12.9% and our core capital ratio was 10.1%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

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

On January 19, 2019, the Chilean government passed a law that amends, among others, the General Banking Law (the General Banking Law, as amended, is referred to herein as the “New General Banking Law”) and establishes new capital regulation for banks in Chile in line with Basel III standards and the merger of the banking regulator with the FMC, with all current SBIF attributions being transferred to the FMC. The FMC was created by Law 21,000 in 2017 and started operations December 14, 2017 (eliminating the Superintendency of Securities and Insurance as of January 15, 2018). As of June 1, 2019, the SBIF merged into the FMC.

Therefore, the FMC has become the sole supervisor for the Chilean financial system overseeing insurance companies, companies with publicly traded securities, credit unions, credit card and prepaid card issuers, and banks. This Commission is responsible for the proper functioning, development and stability of the financial market, facilitating the participation of market agents and defending public faith in the financial markets. To do so, it must maintain a general and systemic vision of the market, considering the interests of investors and policyholders. It is also responsible for ensuring that the persons or entities audited, from their initiation until the end of their liquidation, comply with the laws, regulations, statutes and other provisions that govern them.

The Commission is in charge of a Council, which is composed of five members, who are appointed and are subject to the following rules:

•	A Commissioner appointed by the President of Chile, of recognized professional or academic prestige in matters related to the financial system, which will have the character of President of the Commission.

•	Four commissioners appointed by the President of Chile, from among persons of recognized professional or academic prestige in matters related to the financial system, by supreme decree issued through the Ministry of Finance, after ratification of the Senate by the four sevenths of its members in exercise, in session specially convened for that purpose.

The Council’s responsibilities include regulation, sanctioning and the definition of general supervision policies. In addition, there is a prosecutor in charge of investigations and the Chairman is responsible for supervision. The FMC acts in coordination with the Chilean Central Bank (Central Bank).

Under the New General Banking Law, minimum capital requirements have increased in terms of amount and quality. Total Regulatory Capital remains at 8% of risk-weighted assets which includes credit, market and operational risk. Minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% may be Additional Tier 1 (AT1), either in the form of preferred shares or perpetual bonds, both of which may be convertible to common equity. The FMC also establishes the conditions and requirements for the issuance of perpetual bonds and preferred equity. Tier 2 capital is now set at 2% of risk-weighted assets.

Additional capital demands are incorporated through a Conservation Buffer of 2.5% of risk-weighted assets. The Central Bank may set an additional Counter Cyclical Buffer of up to 2.5% of risk-weighted assets in agreement with the FMC. Both buffers must be comprised of core capital.

The FMC, with agreement from the Central Bank, may impose additional capital requirements for Systemically Important Banks (“SIB”) of between 1-3.5% of risk-weighted assets. Notably, the Central Bank may require: (1) the addition of up to 2% to the core capital to a bank’s total assets ratios; (2) a reduction in the technical reserve requirement trigger from 2.5 times regulatory capital to 1.5 times regulatory capital; and/or (3) a reduction in the interbank loan limit to 20% of regulatory capital of any SIB.

The FMC will have until December 1, 2020 to establish the weightings. Until then, banks must maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“core capital”) of at least 3% of total assets, net of required loan loss allowances. We must maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2019 our ratio of regulatory capital to risk weighted assets was 13.4%.

The FMC has already started publishing drafts for consultation. On August 12, 2019, the FMC published their first draft for the identification and core capital charge for those banks considered SIBs. There are a total of four factors that are then weighted to reach a market share:

1.	Size (weighted at 30%): Includes total assets consolidated in the domestic market.

2.	Domestic interconnection (weighted at 30%): Includes assets and liabilities with financial institutions (banks and non-banks) and assets in circulation in the Chilean financial market (equity and fixed income).

3.	Domestic substitution (weighted at 20%): Includes the share in local payments, assets in custody, deposits and loans.

4.	Complexity (weighted at 20%): Includes factors that could lead to greater difficulties regarding costs and/ or time for the orderly resolution of the Bank. These include notional amount of OTC derivatives, inter-jurisdictional assets and liabilities and available-for-sale assets.

The minimum amount of the sum of the factors to be considered systemic is 1000 bp, equivalent to a weighted participation of 10% of all four factors. The core capital additional charge depends on the size of the total factor, as set out in the table below:

Systemic Level	Range (bp)	Core capital additional charge (% of risk-weighted assets)
I	1000-1300	1.0%-1.25%
II	1300-1800	1.25%-1.75%
III	1800-2000	1.75%-2.5%
IV	>=2000	2.5%-3.5%

Given our size and market share, it is likely that we will be classified as a SIB, according to the FMC’s proposed regulation on SIBs.

On September 13, 2019, the FMC published the risk weightings for operational risk. In order to estimate the operational risk coefficient, two factors are considered:

1.	The business indicator component (BIC): A component that considers interest income, interest earning assets, dividend income, financial transactions, fees, and other operational income and expenses. These are then multiplied by a marginal coefficient.

2.	Internal Loss Multiplier (ILM): This component is based on 10 years of historical operational losses, or at least five years in some special cases.

On January 27, 2019, the FMC published for consultation the risk weighting model for credit risk. The Basel Committee on Banking Supervision (BCBS) defines credit risk (CR) as the risk that a debtor or bank counterparty does not meet its obligations in accordance with the agreed terms. Credit risk is the most relevant in the Chilean banking industry. The mechanism in force today estimates Risk Weighted Assets by Credit Risk (RWCR) using a methodology based on the Basel I standard. The proposed standard method with Basel III standards is more advanced, since it has categories that depend on the type of counterparty and different risk factors. These categories are not based on accounting criteria, but rather on the underlying risk. Thus, all exposures that have mortgage guarantees, for example mortgage loans for housing, have a different treatment from those exposures not guaranteed by a mortgage. Additionally, in the case of mortgage-backed exposures, there will be different types of treatment depending on the type of real estate and whether the obligations are paid with income generated by the property itself. The new framework will also allow the use of internal methodologies, subject to compliance with minimum requirements. The standard in consultation includes the possibility of reducing RWCR when considering credit risk mitigators, such as compensation agreements, guarantees and other compensations.

The New General Banking Law also incorporates Pillar II capital requirements with the objective of assuring an adequate management of risk. The FMC, with at least four votes from the Council of the FMC, will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a particular financial institution. The FMC will be responsible for establishing weightings for risk-weighted assets as a separate regulation based on the implementation of standard models, subject to agreement from the Central Bank.

The following table sets forth a comparison between the regulatory capital demands under the previous law, and those under the New General Banking Law:

Capital requirements: Basel III, previous GBL and new requirements
Capital categories	Previous Law	New General Banking Law
(% over risk weighted assets)
(1) Total Tier 1 Capital (2+3)	4.5	6
(2) Shareholders’ Equity	4.5	4.5
(3) Additional Tier 1 Capital (AT1)	—	1.5
(4) Tier 2 Capital	3.5	2
(5) Total Regulatory Capital (1+4)	8	8
(6) Conservation Buffer	2% over regulatory capital in order to be classified in Category A solvency.	2.5
(7) Total Equity Requirement (5+6)	8	10.5
(8) Counter Cyclical Buffer	—	up to 2.5
(9) SIB* Requirement	Up to 6% in case of a merger	Between 1 - 3.5

* Systemically Important Banks

The regulations for calculating RWA under the new guidelines must be implemented by December 1, 2020. We may be required to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required levels. Our ability to raise additional capital may be limited by numerous factors, including: our future financial condition, results of operations and cash flows; any necessary government regulatory approvals; our credit ratings; general market conditions for capital raising activities by commercial banks and other financial institutions; and domestic and international economic, political and other conditions. If we require additional capital in the future, we cannot assure you that we will be able to obtain such capital on favorable terms, in a timely manner or at all. Furthermore, the FMC may increase the minimum capital adequacy requirements applicable to us. Accordingly, although we currently meet the applicable capital adequacy requirements, we may face difficulties in meeting these requirements in the future. If we fail to meet the capital adequacy requirements, we may be required to take corrective actions. These measures could materially and adversely affect our business reputation, financial condition and results of operations. In addition, if we are unable to raise enough capital in a timely manner, the growth of our loan portfolio and other risk-weighted assets may be restricted, and we may face significant challenges in implementing our business strategy. As a result, our prospects, results of operations and financial condition could be materially and adversely affected.

The SBIF (now the FMC) and the Central Bank published new liquidity standards in 2015 and ratios that must be implemented and calculated by all banks. These will eventually replace the current regulatory limits imposed by the FMC and the Central Bank described above. These new liquidity standards are in line with those established in Basel III. The most important liquidity ratios that will eventually be adopted by Chilean banks are:

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

Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The LCR is a liquidity standard that measures if banks have enough high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. At December 31, 2019, our LCR ratio was 143% under Chilean regulations, which is above the 60% minimum requirement for 2019. The net stable funding ratio (NSFR) provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. The Chilean regulator has not yet defined a calendar of implementation for the local NSFR. This could materially increase the liquidity we are required to maintain on our balance sheet.

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

Changes in regulations may also cause us to face increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. As some of the banking laws and regulations have been recently adopted, the way those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the various jurisdictions in which we operate, we may face higher compliance costs. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations.

Modifications to reserve requirements may affect our business.

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which these deposits are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% reserve against them: demand deposits, deposits in checking accounts, obligations payable on sight incurred in the ordinary course of business and, in general, all deposits unconditionally payable immediately. The New General Banking Law also states that the FMC, with the approval from the Central Bank, may lower this threshold from 2.5 times to 1.5 times a bank’s regulatory capital for a bank considered to be a SIB. This could lead to lower loan growth and have a negative effect on our business.

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

Changes to the pension fund system may affect the funding mix of the Bank

The current pension fund system dates from the 1980s when pensions went from being state-funded to privately-funded, which requires Chilean employees to set aside 10% of their wages. As of December 31, 2019, the Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) had U.S.$7,409 million invested in the Bank via equity, deposits and fixed income. The demographics of Chilean society have changed resulting in needs to modify this system. In January 2020, the Chilean government presented a proposal for pension reform to Congress for discussion. These changes include increasing minimum pensions and introducing a social insurance scheme for events such as longevity. The amount each worker must set aside is also expected to increase from the current 10% of wages to 16%. The additional 6% would be gradually introduced over 12 years and would be a cost of the employer, thus potentially raising personnel expenses. The additional 6% would not be managed by the AFPs, but by a new government pension entity. Although the bill is currently being discussed and widely expected to be approved, we are unable to predict the final content of the law. The potential adverse effect of the proposed law on our financial condition and results of operations cannot yet be ascertained.

The legal restrictions on the exposure of Chilean pension funds to different asset classes may affect our access to funding.

Chilean regulations impose a series of restrictions on how Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) may allocate their assets. In the particular case of financial issuers’ there are three restrictions, each involving different assets and different limits determined by the amount of assets in each fund and the market and book value of the issuer’s equity. As a consequence, limits vary within funds of AFPs and issuers. According to our estimates in December 2019, the AFPs still had the possibility of being able to invest another U.S.$11,975 million in the Bank via equity, deposits and fixed income. If the exposure of any AFP to Santander-Chile exceeds the regulatory limits or the regulatory limits are reduced, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

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

Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of ongoing international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. These reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.

Any of the benchmark reforms which have been proposed or implemented, or the general increased regulatory scrutiny of benchmarks, could also increase the costs and risks of administering or otherwise participating in the setting of benchmarks and complying with regulations or requirements relating to benchmarks. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain benchmarks, trigger changes in the rules or methodologies used in certain benchmarks or lead to the disappearance of certain benchmarks.

Any of these developments, and any future initiatives to regulate, reform or change the administration of benchmarks, could result in adverse consequences to the return on, value of and market for loans, mortgages, securities, derivatives and other financial instruments whose returns are linked to any such benchmark, including those issued, funded or held by Banco Santander.

Various regulators, industry bodies and other market participants in the U.S. and other countries are engaged in initiatives to develop, introduce and encourage the use of alternative rates to replace certain benchmarks. There is no assurance that these new rates will be accepted or widely used by market participants, or that the characteristics of any of these new rates will be similar to, or produce the economic equivalent of, the benchmarks that they seek to replace. If a particular benchmark were to be discontinued and an alternative rate has not been successfully introduced to replace that benchmark, this could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities, all of which could have adverse effects on Banco Santander’s results of operations. In addition, the transition of a particular benchmark to a replacement rate could affect hedge accounting relationships between financial instruments linked to that benchmark and any related derivatives, which could adversely affect Banco Santander’s results.

On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates the London interbank offered rate (“LIBOR”), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot be guaranteed after 2021. Therefore, after 2021 LIBOR may cease to be calculated. The Bank of England and the FCA are working with market participants to catalyze a transition to using the Sterling Overnight Index Average (Sonia). In addition, the European Money Market Institute (EMMI) announced the discontinuation of the EONIA after January 3, 2022 and that from October 2, 2019 until its total discontinuation it will be replaced by the €STR plus a spread of 8.5 basis points. Many unresolved issues remain, such as the timing of the successor benchmarks, introduction and the transition of a particular benchmark to a replacement rate, which could result in wide spread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities. These and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for the Group. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk that the revenues of products linked to LIBOR (in particular those indices that will be replaced) decrease; (iv)

pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period, and (vii) litigation risks regarding our existing products and services, which could adversely impact our profitability. The replacement benchmarks and their transition path have been defined, but the mechanisms for implementation are under development. As of December 31, 2019, the Bank had contracts with a maturity after 2021 that used IBOR as a benchmark. Of these, the majority are linked to the USD LIBOR, including derivatives, loans, and master agreements (e.g. ISDAs, CSAs). Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems.

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

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed. The Basel Committee is now introducing guidelines to strengthen the interaction and cooperation between prudential and AML/CFT supervisors. Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.

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

We are from time to time subject to certain regulatory investigations and civil and tax claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation, discovery, we cannot state with certainty what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The amount of our reserves in respect of these matters is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period. At December 31, 2019, we had provisions for legal contingencies of Ch$1,274 million.

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

Large denominations of funding from time deposits, interbank loans or commercial paper from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds. As of December 31, 2019, short-term funding from institutional investors as defined by our Asset and Liability Committee totaled U.S.$3.0 billion or 4.4% of total liabilities and equity. Significant future market instability in global markets, specifically the Eurozone and the U.S., may negatively affect our ability to continue funding our business or maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.

If we are unable to manage the growth of our operations, this could have an adverse impact on our profitability.

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy such as our acquisition of 51% of Santander Consumer S.A. in 2019. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems, unexpected liabilities or contingencies relating to the acquired businesses, including legal claims and delivery and execution risks. We can give no assurances that our expectations with regard to integration and synergies will materialize. We also cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

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

Climate change can create transition risks, physical risks, and other risks that could adversely affect us.

Climate change presents a number of risks, including:

•	Transition risks associated with the move to a low-carbon economy, both at individual and systemic levels, such as through policy, regulatory and technological changes;

•	Physical risks related to extreme weather impacts and longer term trends, which could result in financial losses that could impair asset values and the creditworthiness of our customers; and

•	Liability risks derived from parties who may suffer losses from the effects of climate change and may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders.

Should any of these risk materialize, they may introduce additional financial risks, including the following:

•	Credit risks: Physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts. Central Chile is currently enduring the longest drought of its recent history.

•	Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation.

•	Operational risks: Severe weather events could directly impact business continuity and operations of both us and customers.

•	Reputational risk could also arise from shifting sentiment among customers and increasing attention and scrutiny from other stakeholders (investors, regulators, etc.) on our response to climate change.

In December 2019, the FMC published new guidelines for discussion on disclosure of social responsibility and sustainable development by issuers. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

Our operations and results may be negatively impacted by the coronavirus outbreak.

Global or national health concerns, including the outbreak of pandemic or contagious disease, such as the recent coronavirus, may adversely affect us.

Since December 2019, a novel strain of coronavirus has spread in China and other countries. Such events could cause disruption of regional or global economic activity, which could affect our operations and financial results. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

Risks Relating to Chile

Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the referendum on Chile’s constitution could adversely impact the Bank’s business

During October 2019, growing public concern over perceived social inequality led to a rise in social unrest. There are numerous demands by the population, related to more economic inclusion and fairer social relationships. In response to these events, the government has announced a social agenda intended to increase basic pensions, expand social health coverage, reduce working hours, and reduce and stabilize some public services tariffs (including public transport and electricity).

To fund these initiatives, the government and opposition lawmakers reached an agreement regarding a new tax reform. The main points of the new agreement are: (i) increasing the marginal rate for the top personal tax bracket from 35% to 40%, (ii) increasing the property tax for high income properties, (iii) limiting the use of retained losses as a mean of reducing taxes, (iv) creating a special tax regime for Small to Mid-size Enterprises (“SMEs”) (sales below US$3 million per year) to avoid owner-operated SMEs from paying a higher tax bill than the income tax rate paid by workers with similar income levels, (v) introducing new tax rules for investment vehicles, (vi) ending the beneficial VAT treatment for construction companies, and (vii) introducing a long-term plan to review tax exemptions for several economic sectors.

Important political and social actors claim that the social unrest reflects the desire of a new constitution, as Chile’s current constitution dates to 1980. When the government announced the possibility of enacting a new Constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. The peso depreciated 12.1% since October 18, 2019, when the more serious events started, to a record high level of Ch$801.83 on November 15, 2019. The share prices on local banks and bond spreads, including Santander Chile, suffered significant declines in the market as social protests continued in the country. Seventy of the Bank’s branches suffered different levels of damages during this period but most of these costs were covered by insurance. There was also a rise in early non-performance levels among SMEs, mortgage and consumer loans due to reduced working hours in the economy. We have cut our GDP forecast for 2019 and 2020 to 1.1% and 1.0%, respectively, and the budget deficit estimate has been increased to 4.5% of GDP in 2020.

On November 15, 2019, the majority of the local political parties announced a referendum to vote on two matters: (i) whether a new constitution should be enacted and (ii) if so, whether constituent convention should be comprised of an elected mixed assembly of current Congress members and newly elected persons or entirely comprised of newly-elected citizens. This referendum will take place in April 2020 and the elections for the convention that will draft the new Constitution, if that is decided, will take place in October 2020. Each new article of the Constitution would have to be approved by two thirds of the convention. The convention would have approximately one year, starting in October 2020, to complete the draft of the Constitution. An exit referendum with compulsory participation would then be held to ratify the new Constitution.

News of the referendum calmed markets and unrest levels have improved since then. The long-term effects of this social unrest are hard to predict, but could include slower economic growth, which could adversely affect the Bank’s profitability and prospects. A further increase in the unemployment rate could diminish demand for loans and increase the risk of loan losses. The ongoing political environment could further deteriorate economic growth and the business environment in the future.

Our growth, asset quality and profitability may be adversely affected by macroeconomic and political conditions in Chile.

A substantial number of our loans are to borrowers doing business in Chile. Chile’s economy has experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth and declining investment. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. The Chilean economy may not continue to grow at similar rates as in the past or future developments may negatively affect Chile’s overall levels of economic activity.

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

The Chilean Government enacted various tax reforms in 2014, 2016 and 2020 in order to finance greater social expenditures. The most relevant change was the rise of the corporate tax rate to 27% by 2018 and the introduction of two corporate taxation regimes (Sistema Parcialmente Integrado (SIP or Semi-Integrated Regime) and the Sistema de Renta Atribuida (Attributed Income Regime)). However, a corporation such as Banco Santander-Chile with a majority of shareholders that are incorporated entities is obliged to adhere to the Semi-Integrated Regime. The statutory tax rate rose to 27% in 2018, with personal and withholding taxes imposed on a cash basis (when dividends are distributed), therefore retaining some benefits for shareholders of companies that reinvest profits.

Furthermore, in January 2020, Congress approved the latest tax reform introduced to better finance social demands, becoming law as of February 28, 2020. Key changes to the individual income tax system include (i) the use of electronic receipts, to increase VAT collection, (ii) a new VAT tax on digital services, (iii) higher property taxes for all properties belonging to the same tax identification number with tax appraisal values that exceeds Ch$400 million (US$535 thousand), (iv) to increase the income tax paid by high income earners (individuals earning above US$250,000 a year) from 35% to 40%, and (v) exemptions on property taxes for low income pensioners.

The following changes were introduced to the corporate tax regime: (i) the gradual elimination of tax refunds for companies with losses, and (ii) to create a Pro-SME regime for companies with sales of up to UF 75,000 or approximately US$2.8 million, in which 100% of corporate tax can be used as a credit for personal taxes based on withdrawals, SMEs pay a 25% corporate tax rate and benefit from instant depreciation and cash-based taxation. A new “transparency regime” is also created for companies whose owners are natural persons, which includes simplified accounting and taxation rules to equalize an owner-operated business tax rate with the personal income rate.

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

If these, or other nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years, with possible adverse impact on our borrowers and counterparties. If this were to occur, we would potentially need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of December 31, 2019, approximately 3.4% of our assets were held abroad. There can be no assurance that the ongoing effects of a global financial crisis will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile. Crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

Chile has considerable economic ties with China, the United States and Europe. In 2019, approximately 30.8% of Chile’s exports went to China, mainly copper. China’s economy has grown at a strong pace in recent times, but a slowdown in economic activity in China may affect Chile’s GDP and export growth as well as the price of copper, which is Chile’s main export. Chile exported approximately 14.3% of total exports to the United States and 13.4% to Europe in 2019.

Chile was recently involved in international litigation with Bolivia regarding maritime borders. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

Fluctuations in the rate of inflation may affect our results of operations.

High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. For example, in 2009 Chile experienced deflation of 1.4% as the global economy contracted. In 2019, CPI inflation was 3.0% compared to 2.6% in 2018.

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

We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.

As a financial institution, we are subject to extensive regulation, inspections, examinations, inquiries, audits and other regulatory requirements by Chilean regulatory authorities, which materially affect our businesses. We cannot assure you that we will be able to meet all of the applicable regulatory requirements and guidelines, or that we will not be subject to sanctions, fines, restrictions on our business or other penalties in the future as a result of noncompliance. If sanctions, fines, restrictions on our business, higher capital requirement or other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.

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

Changes in regulations may also cause us to face increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. As some of the banking laws and regulations have been recently adopted, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the various jurisdictions in which we operate, we may face higher compliance costs. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations.

The main regulations and regulatory and governmental oversight that can adversely impact us include but are not limited to the following (see more details on “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision”):

We are subject to regulation by the FMC and by the Central Bank with regard to certain matters, including reserve requirements, interest rates, foreign exchange mismatches and market risks. Chilean laws, regulations, policies and interpretations of laws relating to the banking sector and financial institutions are continually evolving and changing. Any new reforms could result in increased competition in the industry and thus may have a material adverse effect on our financial condition and results of operations.

Pursuant to the General Banking Law, all Chilean banks may, subject to the approval of the FMC, engage in certain businesses other than commercial banking depending on the risk associated with such business and their financial strength. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. The General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices and limits the discretion of the FMC to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us. Any such change could have a material adverse effect on our financial condition or results of operations.

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

The changes in the way banking institutions with economic difficulties should be treated shifts the focus from solving to anticipating potential adverse situations that may affect a bank or the banking system or that implies the dissolution and liquidation of a bank. To that extent banks will be obliged to inform the FMC whenever they are in any of a certain number of situations specified in the proposed bill and present an Early Regularization Plan for approval by the FMC. Banks in such situations will be able to undertake a preventive capital increase or receive a three-year term loan from another bank, which will be considered as capital. The creditors agreement considered in the current banking law is eliminated. In case the Regularization Plan fails or is not presented by the bank, the FMC will appoint a delegated inspector or eventually a Provisional Administrator. We cannot assure you that we will not incur in such situations in the future, which could have a material adverse impact on you.

Currently, a credit line associated to a current account accrues interest until the client directly pays off the credit line. Starting January 1, 2020, a new law regarding the automatic credit line payments will come into governance. This law states that the credit line associated to current accounts will automatically be paid off when there are funds available in the current account. Bank clients will have the possibility to decide to turn off this feature of automatic discount, but must expressly and voluntarily do so. In this manner, the Bank may have a negative material impact on the future accrual of interest under this item. We estimate this impact will be of Ch$20,000 million of less net interest income in 2020.

A draft bill currently in Congress proposes to regulate prepayment commissions. This bill eliminates the prepayment fee for all interest-bearing loans, permitting the debtor to pay off capital and the interests accrued at any moment during the duration of the loan, unless otherwise expressly specified in the contract. This bill also prohibits grace periods to accrue interest. These bills are still in the early phases of congressional discussion so we cannot estimate an impact, bur no assurance can be given that this will not have a material impact on future income.

A draft bill currently in Congress will also modify the responsibility of credit card and internet frauds. It is proposed that banks will be responsible for all damages that are produced by deficiencies in the protection of technological systems in the payment systems. Additionally, the card issuer will be responsible for all frauds and will subsequently have the ability to seek payment from those responsible of the crime. The bill also protects users from frauds they had no previous knowledge of. If this bill is passed, the Bank could be adversely affected by having to reimburse a larger amount of users for fraudulent operations. There could also be additional costs due to stricter due diligence and more robust processes in order to safeguard the Bank from additional payments.

A change in labor laws in Chile or a worsening of labor relations in the Bank could impact our business.

As of December 31, 2019 on a consolidated basis, we had 11,200 employees, of which 75.1% were unionized. In February 2018, a new collective bargaining agreement was signed with the main unions ahead of schedule, which became effective on September 1, 2018 and expires on August 31, 2021, though it may also be renegotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally had good relations with our employees and their unions, but we cannot assure you that in the future, a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

There is currently a new labor reform being discussed in Congress, which, among other items, shortens the work week from 45 hours to 40 hours, excluding the lunch break. There is also discussion to increase minimum wage currently set at Ch$301,000/month (US$415/month) by up to 50%. At Santander Chile, the weekly working hours agreed under the collective bargaining agreement are 40 hours- excluding lunch- and our minimum wage is set above the legal minimum. Despite this, we cannot assure at this time that the new labor reform will not have material impact on our expenses.

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

Issuers of securities in Chile are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in other countries, including the United States. In particular, as a Chilean regulated financial institution, we are required to submit to the FMC on a monthly basis unaudited consolidated balance sheets and income statements, excluding any note disclosure, prepared in accordance with Chilean Bank GAAP as issued by the FMC. This disclosure differs in a number of significant respects from generally accepted accounting principles in the United States and information generally available in the United States with respect to U.S. financial institutions or IFRS. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company and may be reported in a manner that you are not familiar with.

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

Our ADSs are listed and traded on the NYSE (under the ticker “BSAC”). Our common stock is listed and traded on the Santiago Stock Exchange (under the ticker “BSANTANDER”), which we refer to as the Chilean Stock Exchange, although the trading market for the common stock is small by international standards. At December 31, 2019, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, FMC may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the FMC will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in the Chilean market in terms of loans (excluding loans held by subsidiary of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiary of Chilean banks aboard). As of December 31, 2019, we had total assets of Ch$50,574,714 million (U.S.$67,670 million), outstanding loans at amortized cost, net of allowances for loan losses of Ch$ 31,775,420 million (U.S.$42,605 million), total deposits of Ch$23,490,249 million (U.S.$ 31,431 million) and shareholders’ equity of Ch$3,398,870 million (U.S.$5,366 million). As of December 31, 2019, we employed 11,200 people. We have a leading presence in all the major business segments in Chile, and a large distribution network with national coverage spanning across all the country. We offer unique transaction capabilities to clients through our 377 branches and 1,088 ATMs. Our headquarters are in Santiago and we operate in every major region of Chile.

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

B. Business Overview

We have 377 total branches, 251 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 38 under the Select brand name, 7 specialized branches for the Middle Market and 28 as auxiliary and payment centers. During 2019, we also opened 13 Santander Workcafés, reaching a total of 53 Workcafés across all regions of Chile. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following groups: (i) Retail banking, (ii) Middle-market, (iii) Corporate Investment Banking and (iv) Corporate Activities (“Other”).

The Bank has the reportable segments noted below (see “Segmentation Criteria” for further information):

Retail Banking

This segment consists of individuals and small to medium-sized entities (SMEs) with annual sales less than Ch$2,000 million (U.S.$1.6 million). This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, foreign trade services, leasing and factoring.

Middle-market

This segment serves companies and large corporations with annual sales exceeding Ch$2,000 million (U.S.$1.6 million). It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million (U.S.$1.1 million) with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also, companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

Corporate Investment Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million (U.S.$13.4 million). The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, project finance, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market segment and Corporate Investment Banking. These include products such as short-term financing and fund raising, brokerage services, foreign exchange services, derivatives, securitization and other tailor-made products. The Treasury Division may act as broker to transactions and manages the Bank’s trading fixed income portfolio.

Corporate Activities (“Other”)

This segment mainly includes our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available-for-sale portfolio. This segment also manages capital allocation by unit. These activities, with the exception of our inflation gap, usually result in a negative contribution to income.

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

The tables below show the Bank’s results by reporting segment for the year ended December 31, 2019, in addition to the corresponding balances of loans and accounts receivable from customers:

	For the year ended December 31, 2019
	Loans and accounts receivable at amortized cost (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	(in millions of Ch$)

Retail Banking	22,926,377	960,361	230,627	28,426	(279,969)	(575,511)	363,934
Middle-market	8,093,496	298,587	38,712	13,535	(38,746)	(97,054)	215,034
Corporate Investment Banking	1,603,633	98,154	29,103	94,761	224	(65,343)	156,899
Other	48,009	59,862	(11,356)	64,970	(4,819)	(11,953)	96,704
Total	32,671,515	1,416,964	287,086	201,692	(323,311)	(749,861)	832,570
Other operating income							13,001
Other operating expenses and impairment							(52,029)
Income from investments in associates and other companies							1,146
Income tax expense							(174,074)
Result of continuous operations							620,614
Result of discontinued operations							1,699
Net income for the year							622,313

(1)	Corresponds to loans and accounts receivable at amortized cost under IFRS 9, without deducting their allowances for loan losses.

(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Operations through Subsidiaries

Today, the General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities that we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the twelve–month period ended December 31, 2019, our subsidiaries collectively accounted for 4.4% of our total consolidated assets.

		Percent ownership share as of December 31,
		2019			2018			2017
Name of the Subsidiary	Main activity	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
		(in %)
Santander Corredora de Seguros Limitada	Insurance brokerage	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Financial advisory	99.03	–	99.03	99.03	–	99.03	99.03	–	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	99.64	–	99.64	99.64	–	99.64	99.64	–	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	50.10	–	50.10	–	–	–	–	–	–
Santander Consumer Chile S.A.	Financing	51.00	–	51.00	–	–	–	–	–	–

As of December 18, 2019, changes were made to the company name and objective of Santander Agente de Valores Limitada, becoming Santander Asesorias Financieras Limitada.

As of October 19, 2019 Klare Corredores de Seguros S.A. was established as a digital insurance brokerage and is a banking subsidiary subject to banking regulations. The Bank owns the 50.1% of the company's capital share.

As of November 15, 2019 the FMC approved the acquisition of 51% of Santander Consumer Chile S.A. by the Bank. This acquisition had been previously approved in the extraordinary shareholders’ meeting held on July 20, 2019 where it was agreed that the Bank would acquire the ownership held by SK Bergé Financiamiento S.A. and a further 2% held by the Santander Group. The total payment for the total 51% was Ch$62,136 million.

The following companies have been consolidated based on the determination that they are controlled by the Bank, in accordance with IFRS 10 Consolidated Financial Statements:

•	Santander Gestión de Recaudación y Cobranza Limitada (collection services)

•	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

•	Multiplica SpA (management of co-branding agreements)

As of December 2019 the Bank no longer directly consolidates Bansa Santander S.A., however it is indirectly consolidated through Santander Consumer Chile S.A. Bansa has developed a new line of business, therefore, based on IFRS 10 Consolidated Financial Statement, the Bank has ceased to exercise control, since the Bank is not exposed, or has rights, to variable returns from its involvement with the investee.

On October 4, 2019 the company Multiplica SpA was created as a banking business support company. In accordance with IFRS 10 Consolidated Financial Statement, the Bank controls the entity, since the relevant activities are addressed by the Bank, and the Bank is exposed, or has rights, to variable returns from its involvement with the investee.

The Bank also has significant influence over the following entities:

			Percentage of ownership share as of December 31,
			2019	2018	2017
Associates	Main activity	Place of Incorporation and operation	(in %)
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

In the case of Cámara Compensación de Pagos Alto Valor S.A., Banco Santander-Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over this entity.

In the case of Servicios de Infraestructura de Mercado OTC S.A., the Bank actively participates, through its executives, in the administration and in the process of organization, which is why the Administration has concluded that it exerts significant influence over it.

The Bank classifies the following entities as Assets Held for Sale and Discontinued Operations:

			Percentage of ownership share as of December 31,
			2019	2018	2017
Associates	Main activity	Place of Incorporation and operation	(in %)
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	1.94	12.90	12.90
Redbanc S.A .	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00

As of December 31, 2019, the Bank is in the process of selling its stake in Redbanc S.A. and Transbank S.A., while the Bank’s stake in Sociedad Nexus S.A. was sold in October 2019 and January 2020. See Note 39 of our Audited Consolidated Financial Statements.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public-sector bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks operating in Chile. The Chilean banking system is comprised of 18 banks, including one public-sector bank. The six largest banks accounted for 86.7% of all outstanding loans by Chilean financial institutions as of December 31, 2019 (excluding assets held abroad by Chilean banks). In July 2018, Scotiabank Chile acquired BBVA Chile, becoming the third largest bank in terms of loans in the Chilean market. Furthermore, in the last quarter of 2018, BCI acquired the credit card financing business of Walmart Chile and the credit card of CMR Falabella was integrated into Banco Falabella. This represented an increase of total credit cards in the banking system of approximately 6%.

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

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the six largest banks in Chile in terms of total loans as of December 31, 2019 (excluding assets held by Chilean banks abroad).

	As of December 31, 2019, unless otherwise noted
	Market Share	Rank
Commercial loans	16.0%	2
Consumer loans	20.8%	1
Residential mortgage loans	21.1%	1
Total loans	19.0%	1
Deposits	17.4%	2
Credit card usage(1)	26.4%	1
Checking accounts(1)	21.6%	1
Branches	18.8%	2

Source: FMC

(1)	As of October 2019, according to the latest publicly available information

Loans

As of December 31, 2019, our loan portfolio was the largest among Chilean banks. Our loan portfolio, including interbank loans, represented 18.2% of the market for loans in the Chilean financial system as of such date. The following table sets forth our and our peer group’s market shares in terms of loans (excluding assets held by Chilean banks abroad).

	As of December 31, 2019 (Chilean Bank GAAP)
Loans	Ch$ million	U.S.$ million	Market Share
Santander-Chile	32,731,735	43,796	18.2%
Banco de Chile	30,529,608	40,849	17.0%
Scotiabank Chile	25,349,436	33,918	14.1%
Banco de Crédito e Inversiones	24,920,596	33,344	13.8%
Banco del Estado de Chile	24,872,216	33,280	13.8%
Itaú Corpbanca	17,679,376	23,655	9.8%
Others	23,974,470	32,078	13.3%
Chilean financial system	180,057,437	240,921	100.0%

Source: FMC.

Deposits

We had a 17.4% market share in deposits, ranking second among banks in Chile as of December 31, 2019. Deposit market share is based on total time and demand deposits as of the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits (excluding assets held by Chilean banks abroad).

	As of December 31, 2019 (Chilean Bank GAAP)
Deposits	Ch$ million	U.S.$ million	Market Share
Banco del Estado de Chile	24,505,565	32,789	18.2%
Santander-Chile	23,490,249	31,431	17.4%
Banco de Chile	22,182,751	29,681	16.5%
Banco de Crédito e Inversiones	17,111,046	22,895	12.7%
Scotiabank Chile	15,989,560	21,394	11.9%
Itaú Corpbanca	12,067,573	16,147	9.0%
Others	19,463,698	26,043	14.4%
Chilean financial system	134,810,442	180,380	100.0%

Source: FMC.

Total Equity

With Ch$3,390,823million (U.S.$4,537 million) in equity in Chilean Bank GAAP as of December 31, 2019, we were the third largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity.

	As of December 31, 2019 (Chilean Bank GAAP)
Total Equity	Ch$ million	U.S.$ million	Market Share
Banco de Crédito e Inversiones	3,791,478	5,073	17.8%
Banco de Chile	3,528,222	4,721	16.5%
Santander-Chile	3,390,823	4,537	15.9%
Itaú Corpbanca	3,346,102	4,477	15.7%
Scotiabank Chile	2,038,149	2,727	9.6%
Banco del Estado de Chile	1,802,797	2,412	8.5%
Others	3,421,740	4,578	16.0%
Chilean financial system	21,319,311	28,526	100.0%

Source: FMC.

Efficiency

As of December 31, 2019, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)) in each case under Chilean Bank GAAP.

Efficiency ratio as defined by the FMC	As of December 31, 2019 (Chilean Bank GAAP)
Santander-Chile	41.3%
Banco de Chile	44.8%
Scotiabank Chile	49.9%
Banco de Crédito e Inversiones	50.5%
Itaú Corpbanca	57.7%
Banco del Estado de Chile	58.9%
Chilean financial system	48.4%

Source: FMC.

Net Income for the Period Attributable to Equity Holders

In 2019, we were the second largest bank in Chile in terms of net income attributable to shareholders of Ch$552,093 million (U.S.$739 million) measured under Chilean Bank GAAP. The following table sets forth our and our peer group’s net income.

	As of December 31, 2019 (Chilean Bank GAAP)
Net income attributable to equity holders	Ch$ million	U.S.$ million	Market Share
Banco de Chile	593,008	793	23.4%
Santander-Chile	552,093	739	21.8%
Banco de Crédito e Inversiones	402,645	539	15.9%
Scotiabank Chile	254,226	340	10.0%
Banco del Estado de Chile	167,019	223	6.6%
Itaú Corpbanca	127,065	170	5.0%
Others	437,790	586	17.3%
Chilean financial system	2,533,846	3,390	100.0%

Source: FMC.

Return on equity

As of December 31, 2019, we were the second most profitable bank in our peer group (as measured by return on period-end equity under Chilean Bank GAAP) and the third most capitalized bank as measured by the Chilean BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio.

	Return on period-end equity as of December 31, 2019 (Chilean Bank GAAP)	BIS Ratio as of November 30, 2019 (Chilean Bank GAAP)
Banco de Chile	16.8	13.7
Santander-Chile	16.0	12.3
Banco de Crédito e Inversiones	10.6	11.8
Banco del Estado de Chile	10.1	10.9
Itaú Corpbanca	3.9	13.3
Scotiabank Chile	12.8	10.4
Chilean financial system	12.1	12.5

Source: FMC.

Asset Quality

As of December 31, 2019, we had the fourth lowest non-performing loan to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio as defined by the FMC as of December 31, 2019.

Non-performing loans / total loans(1) as of December 31, 2019 (Chilean Bank GAAP)
Banco de Crédito e Inversiones	1.3
Banco de Chile	1.4
Scotiabank Chile	1.9
Santander-Chile	2.1
Itaú Corpbanca	2.8
Banco del Estado de Chile	3.7
Chilean financial system	2.1

Source: FMC

(1)	Excluding interbank loans.

Regulation and Supervision

General

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and, together with non-banking financial institutions, accept time deposits. The principal authorities that regulate financial institutions in Chile are the FMC, previously the SBIF prior to being absorbed by the FMC on June 1, 2019, and the Central Bank. Chilean banks are primarily subject to the General Banking Law, and secondarily subject, to the extent not inconsistent with this statute, the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which are expressly excluded.

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to General Banking Law. That law was amended in 2001 to grant additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory and mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services. The most recent amendment to the General Banking Law was introduced by law 21,130, passed in January 2019, which modernizes Chile’s banking legislation by adopting capital and resolution standards in line with the requirements of the Basel Committee.

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

Financial Market Commission

In 2017, Law 21,000 created the Comisión para el Mercado Financiero or Financial Market Commission (FMC). This law became a Law of the Republic in January 2018. The FMC is now the sole supervisor for the Chilean financial system overseeing insurance companies, companies with publicly traded securities, credit unions, credit card and prepaid card issuers, and, as of June 1, 2019, banks. It is the responsibility of this commission to ensure the proper functioning, development and stability of the financial market, facilitating the participation of market agents and defending public faith in the financial markets. To do so, it must maintain a general and systemic vision of the market, considering the interests of investors and policyholders. Likewise, it shall be responsible for ensuring that the persons or entities audited, from their initiation until the end of their liquidation, comply with the laws, regulations, statutes and other provisions that govern them.

The Commission is in charge of a Council, which is composed of five members, who are appointed and are subject to the following rules:

•	A Commissioner appointed by the President of Chile, of recognized professional or academic prestige in matters related to the financial system, which will have the character of President of the Commission.

•	Four commissioners appointed by the President of Chile, from among persons of recognized professional or academic prestige in matters related to the financial system, by supreme decree issued through the Ministry of Finance, after ratification of the Senate by the four sevenths of its members in exercise, in session specially convened for that purpose.

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

In January 2019, Law 21,130, which modernized the banking legislation contained in the General Banking Law and amended Law 21,000 (among others), was published in the Official Gazette. The law modernizes Chilean banking regulation in order to comply with Basel III practices and provisions. The law provides for stronger banking capital and reserves requirements in accordance with Basel III guidelines. The law also modernizes the corporate governance function of the FMC and, importantly, transfers the SBIF functions to the domain of the FMC. The FMC now has the faculty to determine the risk weighting of assets through a standardized model to be approved by the FMC or banks can implement their own methodology, subject to approval by the FMC. The law also imposes limitations on dividend distributions and puts in place intervention mechanisms in the event of insolvency.

The regulator examines all banks from time to time, generally at least once a year. Banks are also required to submit their financial statements monthly to the FMC, and the banks’ financial statements are published at least four times a year in a newspaper with countrywide coverage. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the FMC. A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the FMC.

Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the FMC. Absent such approval, the acquirer of shares so acquired will not have the right to vote. The FMC may only refuse to grant its approval, based on specific grounds set forth in the General Banking Law.

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

Pursuant to the regulations of the FMC, the following ownership disclosures are required:

•	a bank is required to inform the FMC of the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares;

•	holders of ADSs must disclose to the Depositary the identity of beneficial owners of ADSs registered under such holders’ names;

•	the Depositary is required to notify the bank as to the identity of beneficial owners of ADSs which such Depositary has registered and the bank, in turn, is required to notify the FMC as to the identity of the beneficial owners of the ADSs representing 5.0% or more of such banks’ shares; and

•	bank shareholders who individually hold 10.0% or more of a bank’s capital stock and who are controlling shareholders must periodically inform the FMC of their financial condition.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Law: making loans, accepting deposits and, subject to limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, equity investments, securities, mutual fund management, investment fund management, financial advisory and leasing activities. Subject to specific limitations and the prior approval of the FMC and the Central Bank, Chilean banks may own majority or non-controlling interests in foreign banks.

Deposit Insurance

The Chilean government guarantees certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF400 per person (Ch$11,323,976 or U.S.$15,152 as of December 31, 2019) per calendar year in the entire financial system and a maximum of UF200 per person per bank.

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

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$22,648 million or U.S.$.30.3 million as of December 31, 2019) of paid-in capital and reserves, calculated in accordance with Chilean Bank GAAP, regulatory capital of at least 8.0% of its risk weighted assets, net of required allowances, and paid in capital and reserves of at least 3.0% of its total assets, net of required allowances, as calculated in accordance with Chilean Bank GAAP. Under the New General Banking Law, total regulatory capital remains at 8% of risk-weighted assets which includes credit, market and operational risk, while Minimum Tier 1 capital increases from 4.5% to 6% of risk-weighted assets.

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

Capital Adequacy Requirements

According to the General Banking Law, a bank is required to have regulatory capital of at least 8.0% of its risk-weighted assets, net of required loan loss allowances, and paid-in capital and reserves (i.e., core capital) of at least 3.0% of its total assets, net of required loan loss allowances. For these purposes, the regulatory capital of a bank is the sum of: (1) the bank’s core capital; (2) subordinated bonds issued by the bank valued at their placement price for an amount up to 50.0% of its core capital, provided that the value of the bonds is required to be decreased by 20.0% for each year that elapses during the period commencing six years prior to their maturity; and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk-weighted assets. Santander-Chile does not have goodwill, but if it did, this value would be required to be deducted from regulatory capital. When calculating risk weighted assets, we also include off-balance sheet contingent loans. The merger of Old Santander Chile and Santiago on August 1, 2002 required a special regulatory pre-approval of the SBIF (predecessor of the FMC), which was granted on May 16, 2002. The resolution granting this pre-approval imposed a regulatory capital to risk weighted assets ratio of 12.0% for the merged bank. This requirement was reduced to 11.0% by the SBIF (now the FMC) effective January 1, 2005. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, and the nature of the assets and the existence of collateral securing such assets.

On November 19, 2019, the FMC published for consultation a new regulation on regulatory capital to comply with effective net worth rules in accordance with Basel III and the New General Banking Law. The new regulation will become effective on December 1, 2020 and will be gradually implemented and adjusted to be fully in place by December 1, 2024. Pursuant to the proposed regulation, there will be three levels of capital: ordinary capital level 1 or CET1 (basic capital), additional capital level 1 or AT1 (perpetual bonds and preferred stock) and capital level 2 or T2 (subordinated bonds and voluntary provisions). Regulatory capital will be composed of the sum of CET1, AT and T2 after making some deductions, mainly for intangible assets, hybrid securities issued by foreign subsidiaries, partial deduction for deferred taxes and some reserve and profit accounts.

Under the New General Banking Law, minimum capital requirements have increased in terms of amount and quality. Total Regulatory Capital remains at 8% of risk-weighted assets which includes credit, market and operational risk. Minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% may be Additional Tier 1 (AT1), either in the form of preferred shares or perpetual bonds, both of which may be convertible to common equity. The FMC also establishes the conditions and requirements for the issuance of perpetual bonds and preferred equity. Tier 2 capital is now set at 2% of risk-weighted assets.

Additional capital demands are incorporated through a Conservation Buffer of 2.5% of risk-weighted assets. The Central Bank may set an additional Counter Cyclical Buffer of up to 2.5% of risk-weighted assets in agreement with the FMC. Both buffers must be comprised of core capital.

The FMC, with agreement from the Central Bank, may impose additional capital requirements for Systemically Important Banks (“SIB”) of between 1-3.5% of risk-weighted assets. Notably, the Central Bank may require: (1) the addition of up to 2% to the core capital to a bank’s total assets ratios; (2) a reduction in the technical reserve requirement trigger from 2.5 times regulatory capital to 1.5 times regulatory capital; and/or (3) a reduction in the interbank loan limit to 20% of regulatory capital of any SIB.

The FMC will have until December 1, 2020 to establish the weightings. Until then, banks must maintain a regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“core capital”) of at least 3% of total assets, net of required loan loss allowances. We must maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2019 our ratio of regulatory capital to risk weighted assets was 13.4%.

The FMC has already started publishing drafts for consultation. On August 12, 2019, the FMC published their first draft for the identification and core capital charge for those banks considered SIBs. There are a total of four factors that are then weighted to reach a market share:

1.	Size (weighted at 30%): Includes total assets consolidated in the domestic market.

2.	Domestic interconnection (weighted at 30%): Includes assets and liabilities with financial institutions (banks and non-banks) and assets in circulation in the Chilean financial market (equity and fixed income).

3.	Domestic substitution (weighted at 20%): Includes the share in local payments, assets in custody, deposits and loans.

4.	Complexity (weighted at 20%): Includes factors that could lead to greater difficulties regarding costs and/ or time for the orderly resolution of the Bank. These include the notional amount of OTC derivatives, inter-jurisdictional assets and liabilities and available-for-sale assets.

The minimum amount of the sum of the factors to be considered systemic is 1000 bp, equivalent to a weighted participation of 10% of all four factors. The core capital additional charge depends on the size of the total factor, as set out in the table below:

Systemic Level	Range (bp)	Core capital additional charge (% of risk-weighted assets)
I	1000-1300	1.0%-1.25%
II	1300-1800	1.25%-1.75%
III	1800-2000	1.75%-2.5%
IV	>=2000	2.5%-3.5%

Given our size and market share, it is likely that we will be classified as a SIB, according to the FMC’s proposed regulation on SIBs.

On September 13, 2019, the FMC published the risk weightings for operational risk. In order to estimate the operational risk coefficient, two factors are considered:

1.	The business indicator component (BIC): A component that considers interest income, interest earning assets, dividend income, financial transactions, fees, and other operational income and expenses. These are then multiplied by a marginal coefficient.

2.	Internal Loss Multiplier (ILM): This component is based on 10 years of historical operational losses, or at least five years in some special cases.

On January 27, 2019, the FMC published for consultation the risk weighting model for credit risk. The Basel Committee on Banking Supervision (BCBS) defines credit risk (CR) as the risk that a debtor or bank counterparty does not meet its obligations in accordance with the agreed terms. Credit risk is the most relevant in the Chilean banking industry. The mechanism in force today estimates Risk Weighted Assets by Credit Risk (RWCR) using a methodology based on the Basel I standard. The proposed standard method with Basel III standards is more advanced, since it has categories that depend on the type of counterparty and different risk factors. These categories are not based on accounting criteria, but rather on the underlying risk. Thus, all exposures that have mortgage guarantees, for example mortgage loans for housing, have a different treatment from those exposures not guaranteed by a mortgage. Additionally, in the case of mortgage-backed exposures, there will be different types of treatment depending on the type of real estate and whether the obligations are paid with income generated by the property itself. The new framework will also allow the use of internal methodologies, subject to compliance with minimum requirements. The standard in consultation includes the possibility of reducing RWCR when considering credit risk mitigators, such as compensation agreements, guarantees and other compensations.

The New General Banking Law also incorporates Pillar II capital requirements with the objective of assuring an adequate management of risk. The FMC, with at least four votes from the Council of the FMC, will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a particular financial institution. The FMC will be responsible for establishing weightings for risk-weighted assets as a separate regulation based on the implementation of standard models, subject to agreement from the Central Bank.

The following table sets forth a comparison between the regulatory capital demands under the previous law, and those under the New General Banking Law:

Capital requirements: Basel III, previous GBL and new requirements
Capital categories	Previous Law	New General Banking Law
(% over risk weighted assets)
(1) Total Tier 1 Capital (2+3)	4.5	6
(2) Shareholders’ Equity	4.5	4.5
(3) Additional Tier 1 Capital (AT1)	—	1.5
(4) Tier 2 Capital	3.5	2
(5) Total Regulatory Capital (1+4)	8	8
(6) Conservation Buffer	2% over regulatory capital in order to be classified in Category A solvency.	2.5
(7) Total Equity Requirement (5+6)	8	10.5
(8) Counter Cyclical Buffer	—	up to 2.5
(9) SIB* Requirement	Up to 6% in case of a merger	Between 1 - 3.5

* Systemically Important Banks

The regulations for calculating RWA under the new guidelines must be implemented by December 1, 2020. We may be required to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required levels.

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•	A bank may not extend to any entity or individual (or any one group of related entities), except for another financial institution, directly or indirectly, unsecured credit in an amount that exceeds 10.0% of the bank’s regulatory capital, or in an amount that exceeds 30.0% of its regulatory capital if the excess over 10.0% is secured by certain assets with a value equal to or higher than such excess. In the case of financing infrastructure projects built by government concession, the 10.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession in the case of export loans in foreign currency the ceiling is raised to 30%;

•	a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its regulatory capital;

•	a bank may not grant loans to a single business group, as defined in Title XV of Law 18.045, that exceeds 30% of the Bank’s regulatory capital. This limit excludes interbank loans.

•	if a bank originates a loan in excess of these limits, a fine equivalent to 10% of the excess will be applied to the bank.

•	a bank may not directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;

•	a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank; and

•	a bank may not grant loans to related parties (including holders of more than 1.0% of its shares) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

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

Allowance for Loan Losses

Chilean banks are required to provide to the FMC detailed information regarding their loan portfolio on a monthly basis. The FMC examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines. Banks are classified into four categories: 1, 2, 3 and 4. Each bank’s category depends on the models and methods used by the bank to classify its loan portfolio, as determined by the FMC. Category 1 banks are those banks whose methods and models are satisfactory to the FMC. Category 1 banks will be entitled to continue using the same methods and models they currently have in place. A bank classified as a category 2 bank will have to maintain the minimum levels of reserves established by the FMC while its Board of Directors will be made aware of the problems detected by the FMC and required to take steps to correct them. Banks classified as categories 3 and 4 will have to maintain the minimum levels of reserves established by the FMC until they are authorized by the FMC to do otherwise. Santander-Chile is categorized as a “Category 1” bank.

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

Loan Loss Allowances

Prior to the adoption of IFRS 9 on January 1, 2018, the Bank calculated loan loss allowances in accordance with IAS 39. The main difference between Chilean Bank GAAP and IFRS 9 and IAS 39 regarding loan loss allowances is that loan loss allowances under Chilean GAAP are calculated using expected loss models based on specific guidelines set by the FMC, which in turn are based on an expected losses approach while IAS 39 used an incurred loss approach. According to both Chilean Bank GAAP and IFRS, loan loss allowances are calculated using expected loss models. The models adopted with IFRS 9 used an expected loss approach, however these are not in accordance with specific guidelines under Chilean Bank GAAP given by the FMC. The FMC has not yet adopted IFRS 9 and therefore the Bank has adjusted the Audited Consolidated Financial Statements to fully comply with IFRS standards. The most significant impact of IFRS 9 on the Bank’s financial statements arises from the new impairment requirements. Impairment losses will increase and become more volatile for financial instruments in the scope of the IFRS 9 impairment model. Based on the assessment made the total impact (net of tax) of the adoption of IFRS 9 on the opening balance on the Bank’s equity at 1 January 2018 is Ch$82,454 million (net of tax).

Provisions for Country Risk and for Contingent Loan Risk

Under Chilean Bank GAAP, the Bank provisions for country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications established by the FMC and therefore are not in accordance with IFRS as issued by the IASB. Our Audited Consolidated Financial Statements have been adjusted accordingly.

Also under Chilean Bank GAAP, the Bank has established allowances related to the undrawn available credit lines and contingent loans in accordance with the FMC. Prior to the adoption of IFRS 9, IAS 39 only permitted allowances following internal models based on incurred debt. With the adoption of IFRS 9, provisions for contingent loans are calculated based on expected credit loss. The Bank has adjusted the Audited Consolidated Financial Statements accordingly.

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

Provision for Mandatory Dividends

This provision is made in accordance with the Bank’s internal policy and Article 79 of the Chilean Companies Law, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. While the Bank uses the same policy under Chilean Bank GAAP and IFRS, the net income used to calculate the provision is adjusted in accordance with IFRS principles, however for the distribution of dividends, the Bank uses the net income according to Chilean Bank GAAP.

Capital Markets

Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the FMC.

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

Dissolution and Liquidation of Banks

The FMC may establish that a bank should be liquidated for the benefit of its depositors or other creditors when such bank does not have the necessary solvency to continue its operations. In such case, the FMC must revoke a bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The FMC must also revoke a bank’s authorization if the reorganization plan of such bank has been rejected twice. The resolution by the FMC must state the reason for ordering the liquidation and must name a liquidator, unless the FMC assumes this responsibility. When a liquidation is declared, all checking accounts and other demand deposits received in the ordinary course of business, are required to be paid by using existing funds of the bank, its deposits with the Central Bank or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed. If necessary and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

On January 12, 2019, Law No. 21,130 was published in the Official Gazette of Chile. The law modernizes banking legislation including the General Banking Law by, among other things, transferring the supervisory powers of the SBIF to the FMC, updating the capital and risk management requirements applicable to banking companies in accordance with the Basel III standards, and introducing measures for the early regularization and intervention of banking companies that are at risk of insolvency.

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

United States Supervision and Regulation

Financial Regulatory Reform

Banking statutes and regulations are continually under review by the United States Congress. In addition to laws and regulations, the U.S. bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance. Many changes have occurred as a result of the 2010 Dodd-Frank Act and its implementing regulations, most of which are now in place. More recently, the President of the United States issued an executive order in 2017 that sets forth principles for financial regulatory and legislative reform. In May 2018 the United States Congress passed, and President Trump signed into law the Economic Growth, Regulatory Relief, and Consumer Protection Act (“EGRRCPA”) which, among other things, revised the thresholds for total consolidated assets at which certain enhanced prudential standards apply to bank holding companies. EGRRCPA made clear that the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") retains the right to apply enhanced prudential standards to FBOs with greater than $100 billion in global total consolidated assets, such as Santander Spain.

In October 2019, the federal banking agencies issued final rules that, pursuant to EGRRCPA, adjust the thresholds at which certain enhanced prudential standards and capital and liquidity requirements apply to certain banking organizations, including large FBOs such as Santander Spain. As a result, Santander Spain is now generally subject to less restrictive enhanced prudential standards and capital and liquidity requirements than under previously applicable regulations.

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

On July 21, 2017 the five regulatory agencies charged with implementing the Volcker Rule announced the coordination of reviews of the treatment of certain foreign funds that are investment funds organized and offered outside of the United States and that are excluded from the definition of covered fund under the agencies’ implementing regulations. Also, in July 2017, the Federal Reserve issued guidelines for banking entities seeking an extension to conform certain “seeding” investments in covered funds to the requirements of the Volcker Rule.

As of October 2019, the five regulatory agencies charged with implementing the Volcker Rule finalized amendments to the Volcker Rule. These amendments tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of trading account, clarify certain key provisions in the Volcker Rule, and modify the information companies are required to provide the federal agencies. Santander-Chile will still largely rely on the “solely outside the U.S. exemption” to conduct its trading activities.

In early 2020, the five federal agencies proposed additional amendments to the Volcker Rule related to the restrictions on ownership interests in and relationships with covered funds. Santander Spain will continue to monitor Volcker Rule-related developments and assess their impact on its operations, including those of Santander-Chile, as necessary.

U.S. Anti-Money Laundering, Anti-Terrorist Financing, and Foreign Corrupt Practices Act Regulations

Santander-Chile, as a foreign private issuer whose securities are registered under the U.S. Securities Exchange Act of 1934, is subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA generally prohibits such issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. It also requires that the issuer maintain books and records and a system of internal accounting controls sufficient to provide reasonable assurance that accountability of assets is maintained, and accurate financial statements can be prepared. Penalties, fines and imprisonment of Santander-Chile’s officers and/or directors can be imposed for violations of the FCPA.

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

Disclosure pursuant to Section 219 of the Iran threat reduction and Syria human rights act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Exchange Act, an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

As we are part of the Santander Group, we must also disclose the exposure of other entities of the Santander Group to Iran. The following activities are disclosed in response to Section 13(r) with respect to the Santander Group and its affiliates. During the period covered by this annual report:

a)	Santander UK holds accounts for two customers, with the first customer holding one Savings Account and one Current Account, and the second customer holding one Savings Account. Both customers, who are resident in the UK, are currently designated by the US under the SDGT sanctions programme. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2019 were negligible relative to the overall profits of Banco Santander S.A.

b)	During the period covered by this annual report, Santander UK held one savings account with a balance of £1.24, and one current account with a balance of £1,884.53 for another customer resident in the UK who is currently designated by the US under the SDGT sanctions program. The customer relationship pre-dates the designations of the customer under these sanctions. The United Nations and European Union removed this customer from their equivalent sanctions lists in 2008. Santander UK determined to put a block on these accounts, and the accounts were subsequently closed on January 14, 2019. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2019 were negligible relative to the overall profits of Banco Santander S.A.

c)	Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions programme. The accounts held by each customer have been frozen since their designation and have remained frozen through 2019. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections and Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended December 31, 2019.

d)	The Santander Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations - either under tender documents or under contracting agreements - of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

e)	During the period covered by this annual report, Santander Brasil held one current account with a balance of R$100.0 for a customer resident in Brazil who is currently designated by the US under the SDGT sanctions program. The customer relationship pre-dates the designation of the customer under these sanctions. Santander Brasil determined to terminate the account even prior to the customer being formally designated under the SDGT sanctions program on September 10, 2019, and the account was subsequently closed on October 9, 2019. Revenues and profits generated by Santander Brasil on this account in the year ended December 31, 2019 were negligible relative to the overall profits of Banco Santander S.A.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2019, which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

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

The chart below sets forth the names and areas of responsibility of our senior managers as of March 6, 2020.

D. Property, plants and equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, 20th floor, Santiago, Chile. At December 31, 2019, we owned the locations at which 34.6% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main Properties as of December 31, 2019	Number
Central Offices
Owned	4
Rented	5
Total	9

Branches
Owned	97
Rented	279
Total	376

Other property(1)
Owned	52
Rented	5
Total	57

(1) Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Accounting Standards Applied in 2019

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

Adoption of IFRS 9 in 2018: Allowance for Loan Losses

Since January 2018, the Bank has replaced the “incurred loss” model in IAS 39 with the “expected credit loss (ECL)” model of IFRS 9. See “Note 2—Accounting Changes” of our Audited Consolidated Financial Statements.

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

The Bank, at the end of each reporting period, evaluates whether a financial instrument’s credit risk has increased since initial recognition, and consequently classifies the financial instrument in the relevant stage:

•	Stage 1: At initial recognition of a loan or when there has been an improved credit risk following a significant increase or impairment of assets, the Bank recognizes an allowance based on 12 months ECL.

•	Stage 2: When a loan has shown a significant increase in credit risk since origination, the Bank records an allowance for the lifetime ECL. Stage 2 loans also include loans where the credit risk has improved following a Stage 3 classification.

•	Stage 3: Loans considered credit-impaired. The Bank records an allowance for the lifetime ECL, setting the probability of default at 100%.

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

Expected credit loss measurement

The expected credit losses is the probability-weighted estimate of credit losses, i.e., the present value of all cash shortfalls. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. The three main components in measuring expected credit losses are:

•	PD: The probability of default is an estimate of the likelihood of default over a given time period. A default may only happen at a certain time over the assessed period, if the facility has not been previously de-recognized and is still in the portfolio.

•	LGD: The loss given default is an estimate of the loss arising after a specific default. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral.

•	EAD: The exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdown on committed facilities and accrued interest from missed payments.

For measuring 12-month and lifetime expected credit losses, cash shortfalls are identified as follows:

•	12-month expected credit losses: the portion of lifetime expected credit losses that represents the expected credit losses that result from default events on the financial instruments that are possible within the 12 months after the reporting date.

•	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.

Forward-looking information

The ECL model includes a broad range of forward-looking information as economic inputs, such as:

•	GDP growth;

•	Unemployment rates;

•	Central Bank interest rates; and

•	Real estate prices.

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

Loans and account receivable measured at fair value through other comprehensive income

When the Bank enters into arrangements with its major customers for project finance and syndicated loans, the amount requested sometimes exceeds the Bank’s limit for single client exposure under credit risk policy, so these operations are approved under the condition that a portion of the loans be sold in the near term. The Bank also has loans that it expects to sell if market conditions are favorable to the Bank. These loans are measured at fair value through other comprehensive income and are subject to impairment requirements.

Allowance for Loan Losses Prior to 2018

The Bank records its allowances following its internal models for the recording of incurred losses. These models have been approved by the Board. To establish impairment losses, the Bank carries out an evaluation of outstanding loans and accounts receivable from customers, as detailed below:

•	Individual assessment of debtors: when debtors are recorded as individually significant, i.e., when they have significant debt levels or, even for those that do not have these levels, could be classified in a group of financial assets with similar credit risk features and who, due to the size, complexity or level of exposure, require detailed information. See “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Credit Approval: Loans approved on an individual basis” and “Note 1—Summary of Significant Accounting Policies—(p) Provisions for loan losses” of our Audited Consolidated Financial Statements.

•	Group assessment of debtors: when there is no evidence of impairment for individually-assessed debtors and debtors with loans grouped collectively—whether or not significant—the Bank groups debtors with similar credit risk features and assesses them for impairment. Debtors individually assessed for impairment and for whom a loss due to impairment has been recorded, are not included in the group assessment of impairment. See “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio—Classification of Loan Portfolio—Credit Approval: Loans approved on a group basis” and “Note 1—Summary of Significant Accounting Policies—(p) Provisions for loan losses” of our Audited Consolidated Financial Statements.

•	The following table reconciles the closing impairment allowance measured in accordance with the IAS 39 incurred loss model as of December 31, 2017 to the new impairment model under IFRS 9.

	Loans Loss Allowance under IAS 39	Reclassification	Remeasurement	Loans Loss Allowance under IFRS 9
	(in millions of Ch$)
Loans and receivable (IAS 39)/ Financial assets at amortised cost (IFRS 9)
Interbank loans	472	(472)	–	–
Loans and account receivable from customers	790,685	84	97,322	888,091
Total loans and account receivable at amortised cost	791,157	(388)	97,322	888,091
Available for sale investment (IAS39)/Financial assets at FVOCI (IFRS 9)
Loans and account receivable from customer – at FVOCI	–	388	(291)	97
Total financial assets at FVOCI	–	388	(291)	97
Other credit- related commitments
Contingent liabilities	8,404	–	(3,767)	4,637
Loan commitments	–	–	19,124	19,124
Total contingents	8,404	–	15,357	23,761
Total provision for loan losses	799,561	–	112,388	911,949

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

Provisions – Contingent Liabilities

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

Adoption of IFRS 16 Leases

On January 1, 2019, IFRS 16 Leases has become effective; this standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, thus a lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

The Bank has elected to adopt IFRS 16 using a modified retrospective approach at the date of initial application, therefore, it has recognized a right-of-use asset for an amount equal to the lease liability, which amounted to Ch$154,284 million. Below is the detail of impacts and reclassifications as of January 1, 2019. For more details, see Note 14 of our Audited Consolidated Financial Statements.

A. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2018, the Chilean economy grew 4.0% compared to 1.5% in 2017. During 2019 the Chilean economy grew at a slower rate due to lower global growth which was affected by the China-U.S. trade disputes and the social unrest that affected Chile in the last quarter of the year. It is expected that GDP will grow 1.2% in 2019 and 1.0% in 2020.

As of December 2019, the unemployment rate was 7.0% in the last quarter of 2019 compared to 6.7% in the same period of 2018. The higher unemployment rate in 2019 was due to the loss of jobs during the social unrest.

The exchange rate depreciated by 7.0% in 2019 and 13.1% in 2018. On November 29, 2019, at the peak of the period of social unrest, the Observed Exchange rate reached a level of Ch$828.25, depreciating 19.1% year-to-date. The peso began to re-appreciate once the Central Bank began to actively intervene in the exchange rate market.

CPI inflation remained at 3.0% in 2019. The Central Bank relaxed monetary policy throughout much of 2019 given the slower economic growth in 2019 and an inflation rate consistently at or below the Central Bank’s target of 3%. The current Monetary Policy Rate is 1.75% compared to 2.75% at year-end 2018.

The growth of the Chilean banking sector evolved in line with overall economic developments and the acquisition carried out by Chilean banks of loan portfolios previously owned by non-banks. Total loans as of December 31, 2019, in the Chilean financial system, excluding loans held abroad by Chilean banks, and grew 10.0% year-over-year. Total customer deposits (defined as time deposits plus checking accounts), excluding amounts held by Chilean banks abroad increased 9.5% year-over-year as of December 31, 2019. The non-performing loan

(defined as loans with an installment that is at least 90 days past-due) to total loans ratio increased from 1.7% at year-end 2018 to 1.9% at year-end 2019. This rise occurred mainly in the fourth quarter as a result of the impacts of the social unrest on asset quality.

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$28,309.94 at December 31, 2019, Ch$27,565.79 at December 31, 2018 and Ch$26,798.14 at December 31, 2017. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 2.7% in 2019, 2.9% in 2018 and 1.7% in 2017. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are significantly less features in deposits and other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest-bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest-bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities.

•	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2019, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled Ch$31,346 million compared to a loss of Ch$18,799 million in 2018 and a gain of Ch$15,408 million in 2017. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$4,279,082 million in 2019, Ch$4,537,476 million in 2018 and Ch$4,340,626 million in 2017. Therefore, our sensitivity to a 100 basis point shift in UF inflation considering our year end gap would be approximately Ch$42 billion.

•	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was Ch$114,340 million in 2019, Ch$126,260 million in 2018 and Ch$73,050 million in 2017. The 9.4% decrease in these results was due to a lower UF inflation rate in 2019 compared to 2018.

	As of December 31,			% Change
Impact of inflation on net interest income	2019	2018	2017	2019/2018	2018/2017
	(in millions of Ch$)
Results from UF GAP(1)	114,340	126,260	73,050	(9.4%)	72.8%
Annual UF inflation	2.7%	2.9%	1.7%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

•	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest-bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 30.5%, 30.6% and 29.8%, for the years ended December 31, 2019, 2018 and 2017, respectively.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation—Peso-denominated assets and liabilities.” An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest-bearing liabilities. A flattening of the yield curve (i.e. long-term rates falling quicker than short-term rates) negatively affects our margins by lowering loan yields at a greater pace than deposits costs. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate depreciated 7.0% in 2019 and 13.1% in 2018. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.” A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2019, the Bank held significant short-term assets in US$ overnight deposits in order to maintain strong liquidity levels in this currency. In 2018 and 2017, the Bank, in its spot position, usually held more liabilities than assets in foreign currencies, mainly the U.S. dollar, as a result of an ample supply of U.S. dollar deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. In either case, any differences are usually hedged using forwards and cross-currency swaps. Including derivatives, the Bank seeks to run no foreign currency risk in its non-trading balance sheet. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) and derivatives accounted under hedge accounting standards are included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Foreign exchange fluctuations” for more detail on the Bank’s exposure to foreign currency.

Segmentation Criteria

The accounting policies used to determine the Bank’s income and expenses by reporting segment are the same as those described in the summary of accounting policies in “Note 1—Summary of Significant Accounting Policies” of the Bank’s Consolidated Financial Statements and are customized to meet the needs of the Bank’s management. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations.

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

Results of Operations for the Years Ended December 31, 2019 and 2018

In this section, we discuss the results of our operations for the year ended December 31, 2019 compared to the year ended December 31, 2018. For a discussion of the results of our operations for the year ended December 31, 2018 compared to the year ended December 31, 2017, please refer to “Item 5. – A. Operating Results – Results of Operations for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017” in our Annual Report on Form 20-F for the year ended December 31, 2018.

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the years ended December 31, 2019 and 2018.

Consolidated Income Statement Data IFRS

	2019	2019	2018	% Change 2019/2018
	(U.S.$ thousands)(1)	(Ch$ million)
Interest income and expense
Interest income	3,106,067	2,321,381	2,244,317	3.4%
Interest expense	(1,210,133)	(904,417)	(829,949)	9.0%
Net interest income	1,895,934	1,416,964	1,414,368	0.2%
Fees and income from services
Fees and commission income	667,217	498,658	484,463	2.9%
Fees and commission expense	(283,089)	(211,572)	(193,578)	9.3%
Total net fees and commission income	384,128	287,086	290,885	(1.3%)
Financial transactions, net
Net income (expense) from financial operations	(104,587)	(78,165)	53,174	-%
Net foreign exchange gain	374,456	279,857	51,908	439.1%
Financial transactions, net	269,869	201,692	105,082	91.9%
Other operating income	17,396	13,001	23,129	(43.8%)
Net operating profit before provision for loan losses	2,567,327	1,918,743	1,833,464	4.7%
Provision for loan losses	(432,598)	(323,311)	(317,408)	1.9%
Net operating profit	2,134,729	1,595,432	1,516,056	5.2%
Operating expenses
Personnel salaries and expenses	(548,800)	(410,157)	(397,564)	3.2%
Administrative expenses	(312,579)	(233,612)	(245,089)	(4.7%)
Depreciation and amortization	(141,954)	(106,092)	(79,280)	33.8%
Impairment of property, plant and equipment	(3,647)	(2,726)	(39)	6889.7%
Other operating expenses	(65,969)	(49,303)	(32,342)	52.4%
Total operating expenses	(1,072,949)	(801,890)	(754,314)	6.3%
Net Operating income	1,061,780	793,542	761,742	4.2%
Income from investments in associates and other companies (2)	1,533	1,146	1,324	(13.5%)
Income before tax	1,063,313	794,688	763,066	4.1%
Income tax expense	(234,253)	(175,074)	(167,144)	4.7%
Income from continuous operations	829,059	619,614	595,922	4.0%
Income from discontinued operations (2)	2,273	1,699	3,771	(54.9%)
Consolidated net income for the year	831,333	621,313	599,693	3.6%
Net income for the year attributable to:
Equity holders of the Bank	828,359	619,091	595,333	4.3%
Non-controlling interests	2,974	2,222	4,360	(49.0%)

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2019 have been translated from Chilean pesos at the exchange rate of Ch$747.37 = U.S.$1.00 as of December 31, 2019. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for more information on exchange rate.

(2)	In 2019, we entered into the process of selling the investments in Redbanc S.A., Transbank S.A. and Nexus S.A. In accordance with IFRS 5, the Bank has reclassified and presented these investments in Other Assets classified as held for sale separate from the rest of the investments in associates and presented the effects in the income statement as discontinued operations. See “Note 39- Non-current assets held for sale”.

Results of Operations for the Years Ended December 31, 2019 and 2018

Net income for the year attributable to equity holders of the Bank increased 4.3% in 2019 compared to 2018 and totaled Ch$619,091 million. Our return on annualized average equity was 18.0% in 2019 compared to 18.4% in 2018.

In 2019, net operating profit before loan losses was Ch$1,918,743 million, an increase of 4.7% compared to 2018. Our net interest income increased 0.2% in 2019 compared to 2018. This was mainly driven by loan growth, but offset by the lower gains from inflation-indexed assets as UF inflation was lower in 2019 compared to 2018 and the flattening of the yield curve led to a record level of re-financing of mortgage loans at lower real rates. Overall, our net interest margin declined to 3.95% in 2019 from 4.32% in 2018.

Net fees and commission income decreased 1.3% to Ch$287,086 million in the twelve-month period ended December 31, 2019 compared to the same period in 2018. Fees from credit, debit and ATM cards decreased 1.7% in 2019 compared to 2018. This fall was due to the higher upfront costs relating to various initiatives implemented in our card business, which reduced net fee commission income for the period. We began the process of moving into a four-part pricing model, which uses the international interchange fees set by the main card brands (i.e. MasterCard, Visa, AMEX), and moved out of the pricing model set by Chile’s main credit card acquirer (Transbank). Fees from collections decreased 16.8% in 2019 compared to 2018. This line item includes, among other items, fees collected on behalf of insurance companies for fire and earthquake insurance that are mandatory with mortgage loans. During 2019, a change in the methodology for estimating incident rates for mandatory fire and earthquake insurance for mortgage loans led to a reduction in the collection of these fees. This was offset by good client growth in 2019 that drove a 24.3% and 6.2% increase in insurance brokerage and checking account fees, respectively.

Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange gain (loss), totaled Ch$201,692 million in the year ended December 31, 2019, an increase of 91.9% compared to the same period in 2018. These results include the results of our Treasury Division’s transactions with customers, as well as the results of our non-client treasury operations, mainly the Financial Management Division.

Client treasury services totaled Ch$138,648 million, an increase of 45.7% compared to 2018. The higher market volatility and depreciation of the peso in the second half of 2019 led to higher demand for hedging from our Corporate and Middle-market clients. The results from non-client treasury income increased 537.2% to Ch$63,044 million in 2019 compared to 2018. These results mainly consist of the results of our Financial Management Division, in charge of managing the Bank’s capital, liquidity, funding and inflation positions. The results of the Bank’s Financial Management Division increased 420.4% to Ch$63,691 million in 2019 compared to 2018. This was due to the 651% increase in the net gains on the derecognition of financial assets measured at amortized cost which totaled Ch$63,672 million, which, in turn, was mainly due to the sharp decline in local interest rates across the entire yield curve that increased the realized gains from these investments.

Total other operating income decreased by 43.8% in 2019 compared to 2018 and totaled a gain of Ch$13,001 million. This lower result was mainly due to lower income from the release of non-credit contingencies compared to 2018.

For the year ended December 31, 2019 provisions for expected credit loss totaled Ch$323,311 million and increased 1.9% compared to 2018. This rise was mainly due to growth of our loan book and an increase in expected losses driven by the economic slowdown and social unrest during the last quarter of the year.

As a result of the factors mentioned above, net operating profit increased 5.2% in 2019 compared to 2018 and totaled Ch$1,595,432 million.

Operating expenses in the year ended December 31, 2019 increased 6.3% compared to the corresponding period in 2018. The efficiency ratio was 41.7% in 2019 and 41.1% in 2018.

The 3.2% increase in personnel salaries and expenses was mainly due to a rise in variable incentives, severance payments, training and other benefits that increased 8.3%, while salary costs only grew by 0.4%. Headcount increased 1.5% in 2019, including partially as a result of the incorporation of Santander Consumer Chile, which added approximately 200 employees to the Bank.

Administrative expenses decreased 4.7% in the year ended December 31, 2019 compared to the corresponding period in 2018, mainly due to the implementation of IFRS 16 during 2019. As a result, rental expenses for branches are now recognized in the line item depreciation and amortization. Excluding this effect, administrative expenses increased 8.5% in the period, mainly due to a rise in marketing expenses, outsourced IT services, insurance costs and IT investments to develop the Bank’s digital services and back-office platform, which is allowing the Bank to consolidate the branches and create efficiencies in the long-term.

Depreciation and amortization expense increased 33.8% in 2019 compared to 2018. This increase was mainly due to the adoption of IFRS 16 in 2019 that reclassified certain branch rental expenses as depreciation and amortization.

The Bank recognized an impairment expense of Ch$2,726 million in 2019 mainly due to impairment of fixed assets following the social unrest that affected Chile in the fourth quarter that resulted in damage to some branches and facilities.

Other operating expenses were Ch$49,303 million in 2019, an increase of 52.4% compared to 2018. This was mainly due to higher general product insurance as a result of an increase in cost of cyber security and fraud insurance to cover the increase in use of digital banking and the development of new digital innovations at the Bank, which required greater cyber security and fraud protection. Also, the Bank recognized Ch$1,823 million in 2019 related to ensuring the safety of our employees and infrastructure during the period of social unrest.

Total income tax expense by the Bank in 2019 was Ch$175,074 million, a 4.7% increase compared to 2018, mainly driven by the 3.6% rise in net income before taxes.

Net Interest Income

	Year ended December 31,		% Change
	2019	2018	2019/2018
	(in millions of Ch$, except percentages)
Retail banking	960,361	949,764	1.1%
Middle-market	298,587	272,912	9.4%
Corporate Investment banking	98,154	96,722	1.5%
Total reporting segments	1,357,102	1,319,398	2.9%
Other(1)	59,862	94,970	(37.0%)
Net interest income	1,416,964	1,414,368	0.2%
Average interest-earning assets	35,850,253	32,760,203	9.4%
Average non-interest-bearing demand deposits	7,466,991	6,763,546	10.4%
Net interest margin(2)	3.95%	4.32%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	30.5%	30.6%

(1)	Consists mainly of net interest income from the Financial Management Division and the cost of funding our financial assets held for trading. Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds. This segment also includes intra-segment income and activities not assigned to a given segment or product line.

(2)	Net interest margin is net interest income divided by average interest-earning assets.

For the years ended December 31, 2019 and 2018 our net interest income totaled Ch$1,416,964 million in the year ended December 31, 2019, an increase of 0.2% from Ch$1,414,368 million in 2018 and average interest earning assets increased 9.4% in the same period. During 2019, the loan portfolio grew 8.1%, but mainly in lower yielding commercial and mortgage loans. At the same time, the average nominal interest rate earned on interest earning assets was also negatively affected by the lower UF inflation rate in 2019 compared to 2018. This caused our average nominal interest rate earned on interest earning assets indexed to the UF to decrease from 6.2% in 2018 to 5.9% in 2019. Moreover, the relatively large decline in long-term interest rates in 2019 also led to a high level of refinancing of residential mortgage loans, which also led to lower rates earned on these assets in 2019. The nominal yield earned on peso-denominated consumer loans also declined due to a lower rate environment for most of 2019 and continued focus on growing among high income earners that obtain a lower yield, but who also have a lower risk profile. This was partially offset by the acquisition of Santander Consumer Chile S.A. in November 2019, which is a company mainly dedicated to higher yielding auto-lending. All the factors mentioned above led to a decline in the overall average interest earned over interest earning assets from 6.9% in 2018 to 6.5% in 2019.

Average nominal interest rate earned on interest earning assets	2019	2018
Ch$	8.2%	8.6%
UF	5.9%	6.2%
Foreign currencies	3.4%	3.4%
Total	6.5%	6.9%

The average rate paid on our interest bearing liabilities decreased to 3.5% in 2019 from 3.6% in 2018. This was mainly due to a lower rate environment in 2019 triggered by the Central Bank’s relaxation of monetary policy due to lower than expected economic growth and inflation. This especially reduced the nominal rate paid on Ch$ denominated time deposits. The nominal rate paid over the average balance of these deposits fell from 3.0% in 2018 to 2.7% in 2019. The rate paid on UF denominated liabilities also declined due to the lower UF inflation rate in the year.

Average nominal interest rate paid on interest bearing liabilities	2019	2018
Ch$	3.3%	3.3%
UF	5.1%	5.4%
Foreign currencies	2.3%	2.2%
Total	3.5%	3.6%

Additionally, in 2019, average non-interest bearing demand deposits increased 10.4%, which helped to lower total funding costs as well.

In summary, the lower inflation coupled with the growth of lower yielding assets and the negative effects of a flatter yield curve in 2019, partially offset by a cheaper funding cost and mix, led to a decline in our net interest margin to 3.95% in 2019 compared to 4.32% in 2018.

Net interest income from our reporting segments totaled Ch$1,357,102 million and increased 2.9% compared to 2018. This rise was mainly due to the growth of the loan book, which grew 8.1% in 2019, partially offset by the lower loan yield earned by each segment due to the lower rate environment and the lower spread earned over their non-interest bearing demand deposits. The changes in net interest income by segment in 2019 as compared to 2018 were as follows:

•	Net interest income from Retail banking increased 1.1%, led by a 10.3% increase in loan volumes, offset by the growth of lower yielding loans, mainly mortgage loans and a lower return earned on these loans due to greater amount of loan refinancing in this product, following the decline in long-term rates in 2019. Consumer loan volumes in this segment include loans acquired through the incorporation of Santander Consumer Chile, which at year-end 2019 totaled Ch$451 billion.

•	Net interest income from the Middle-market segment increased 9.4% in 2019, mainly due to loan growth of 5.2% in 2019 and the improvement in funding costs in this segment.

•	Net interest income from the Corporate Investment Banking segment increased 1.5% in 2019 compared to 2018. Despite a decrease in loan volumes in this segment, the improved funding mix drove the growth in net interest income in this segment.

•	Other net interest income consists mainly of net interest income from the Bank’s ALCO, which includes the net interest income from the Bank’s debt instruments recorded at fair value through other comprehensive income, deposits in the Central Bank, and the financial cost of supporting our cash position and financial investments held for trading (the interest income from which is recognized as net income from financial operations and not interest income). The result of the Bank’s inflation gap is also included in this line. The net interest income included as “other” decreased 37% to Ch$59,862 million in 2019 compared to 2018. This was mainly due to the lower UF inflation rate recorded in 2019 compared to 2018 and the lower yield earned on the Bank’s debt instruments recorded at fair value through other comprehensive income, which in turn was due to the lower interest rate environment and flattening of the local currency yield curve.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment at the dates indicated.

	At December 31,		% Change
	2019	2018	2019/2018
	(in millions of Ch)
Retail banking	22,926,377	20,786,637	10.3%
Middle-market	8,093,496	7,690,380	5.2%
Corporate Investment banking	1,603,633	1,613,088	(0.6%)
Other (1)	48,009	123,309	(61.1%)
Total loans	32,671,515	30,213,414	8.1%

(1)	Includes interbank loans.

The following table shows interest income of financial assets by valuation as of December 31, 2019 and 2018.

	At December 31,		% Change
	2019	2019/2018
	(in millions of Ch$)
Financial assets measured at amortized cost(1)	2,195,339	2,122,253	3.4%
Financial assets measured al FVOCI(2)	97,319	100,213	(2.9%)
Other interest	21,979	20,657	6.4%
Interest income not including income from hedge accounting	2,314,637	2,243,123	3.2%

(1)	Financial assets measured at amortized cost include loans measured at amortized cost as described above and investments under resale agreements. The effective interest method is used in the calculation of the amortized cost of the financial asset and in the allocation and recognition of the interest revenue over the relevant period.

(2)	Financial assets measured at fair value through other comprehensive income include the interest income from debt instruments. These mainly consisted of securities and bonds of the Chilean Central Bank that contain contractual terms that give rise on specific dates to cash flows that are solely payments of principal and interest (SPPI), and are measured at FVOCI.

Fee and Commission Income

Net fees and commission income decreased 1.3% to Ch$287,086 million in the twelve-month period ended December 31, 2019 compared to the same period in 2018. The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2019 and 2018.

	Year ended December 31,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Credit, debit and ATM cards	54,189	55,109	(1.7%)
Collections	33,355	40,077	(16.8%)
Insurance brokerage	49,664	39,949	24.3%
Letters of credit	35,039	33,654	4.1%
Checking accounts	35,949	33,865	6.2%
Custody and brokerage services	9,154	9,211	(0.6%)
Lines of credit	10,314	6,624	55.7%
Others	59,422	72,396	(17.9%)
Total fees and commission income, net	287,086	290,885	(1.3%)

Fees from credit, debit and ATM cards decreased 1.7% in 2019. This fall was due to higher upfront costs relating to the various initiatives implemented in our card business, which reduced net fee and commission income for the period. We began the process of moving into a four-part pricing model, which uses the international interchange fees set by the main card brands (i.e. MasterCard, Visa, AMEX), and moved out of the pricing model set by Chile’s main credit card acquirer (Transbank). We also modified some aspects of our co-branding agreement with Latam Airlines.

Fees from collections decreased 16.8% in 2019 compared to 2018. This line item includes, among other items, fees collected on behalf of insurance companies for fire and earthquake insurance that are mandatory with mortgage loans. During 2019, a change in the methodology for estimating incident rates for mandatory fire and earthquake insurance for mortgage loans led to a reduction in the collection of these fees.

Insurance brokerage fees increased 24.3% due to higher brokerage of fraud, car and life insurance policies as advances in our digital platforms have enabled clients to search for and purchase these products online.

Fees from letters of credit and other contingent operations increased 4.1% in 2019. This line corresponds to international and foreign trade financing business with clients. The depreciation of the peso and business growth drove this revenue line in 2019.

Fees from checking accounts increased 6.2% in 2019 compared to 2018. This was mainly due to a rise in the Bank’s checking account base. The number of checking accounts increased 9.2% to 1,066,800. Our corporate cash management services also continued to boost fee growth in this product.

Brokerage and custody fees decreased 0.6% in 2019 as compared to 2018 due to lower volumes in our brokerage business, dampening the growth we experienced in 2018.

Fees from lines of credit increased 55.7% due to an increase of usage of these lines as a result of the lower rates available and the increase in account openings in 2019.

The 17.9% decrease in other fee income in 2019 compared to 2018 was mainly due to lower fees earned by our Corporate Investment Banking segment for investment banking and advisory services, in line with the slowdown of economic growth. On the other hand, fees from the brokerage of mutual funds increased 3.7% in 2019 compared to 2018. In 2019, asset management brokerage fees totaled Ch$47,331 million. In December 2013, our Asset Management business was sold, but we continue to serve as an exclusive broker for Santander Asset Management, the acquirer of our asset management business.

The following table sets forth, for the periods indicated our fee income broken down by segment for the periods indicated:

	Year ended December 31,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Retail banking	230,627	220,532	4.6%
Middle-market	38,712	36,746	5.4%

	Year ended December 31,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Corporate Investment banking	29,103	35,064	(17.0%)
Other	(11,356)	(1,457)	679.4%
Total fees and commission income, net	287,086	290,885	(1.3%)

Fees from Retail banking increased 4.6% in 2019 compared to 2018. Total retail clients with a checking account increased 9.2% to 1,043,399. In 2019, the Bank continued to experience positive client base and product growth that drove fee growth in various products. Internally, we measure the quantity of products that a client uses and identify them as a loyal customer when they meet certain internal criteria for their segment (clients with more than four products plus minimum usage and profitability levels). Client loyalty continues to rise in retail banking, especially among high income earners, which was the area we continued to focus on. Loyal individual customers in the high-income segment grew 6.9% during 2019. Our debit and credit card products sold through the Santander Life brand also had a strong year, as we added on a new debit card option and the possibility of accumulating airline miles with Santander Life credit cards. As a result, loyal individual customers in the middle-income segment increased 4.3% during 2019. This has led to high fee growth among retail bank clients, especially cards, insurance brokerage, brokerage of asset management products and checking accounts. This has also been driven by digital innovations leading to an increase of digital clients of 13.3% in 2019.

The 5.4% increase in fees from the Middle-market segment was mainly due to the positive expansion of business volumes in this segment from a greater client base. Total loyal clients (clients that have a defined minimum amount of products and profitability) increased 5.2% in 2019 compared to 2018.

Fees from the Corporate Investment banking segment decreased 17.0% in 2019 compared to 2018, mainly due to lower investment banking fees as a result of lower economic growth. This was offset by better results from Client Treasury activities (See Financial Transactions, net below).

Fees in Other decreased from a loss of Ch$1,457 million in 2018 to an expense of Ch$11,355 million in 2019. In this line item we included the impact of the change in the methodology for estimating incident rates for mandatory fire and earthquake insurance for mortgage loans. As this was not assigned to any segment, it is presented in Other.

Financial Transactions, Net

The following table sets forth information regarding our income (loss) from financial transactions for the years ended December 31, 2019 and 2018.

	Year ended December 31,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Net income from financial operations	(78,165)	53,174	–%
Foreign exchange gain, net	279,857	51,908	439.1%
Total financial transactions, net	201,692	105,082	91.9%

Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange gain, totaled Ch$201,692 million in the year ended December 31, 2019, an increase of 91.9% compared to the same period in 2018. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our Financial Management Division.

Internal Bank policy does not allow significant foreign currency mismatches and requires that the results included in Total financial transactions, net include not only the market-to-market of our foreign currency spot position, but also the results of the derivatives used to hedge currency risk. The mark-to-market of our spot position is included in the line item Foreign exchange gain, net along with the effect of those derivatives accounted for under hedge accounting rules. The derivatives used to hedge foreign currency risk, but which are classified as trading are included in the line item Net income from financial operations. For more details regarding our management and exposure to foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management— Market risk – local and foreign financial management.”

The results from net income (loss) from financial operations totaled a loss of Ch$78,165 million in 2019 compared to a gain of Ch$53,174 million in 2018.

	For the year ended December 31,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Net (loss) gains on trading derivatives	(162,183)	38,217	(524.4%)
Net gains on financial assets at fair value through profit or loss	11,878	9,393	26.5%
Net gains on derecognition of financial assets measured at amortized cost	63,672	8,479	650.9%
Sale of loans and accounts receivables from customers	3,310	400	727.6%
Current portfolio	63	(309)	(120.3%)
Charged-off portfolio	3,248	709	358.1%
Repurchase of issued bonds	3,265	(840)	(488.7%)
Other income (expense) from financial operations	1,893	(2,475)	(176.4%)
Total income (expense)	(78,165)	53,174	–%

The loss from financial operations in 2019 compared to a gain in 2018 was mainly due to:

(i)	A loss of Ch$162,183 million in the sub-item net gains on trading derivatives. Movements in foreign currency and interest rates affect this line item because it includes the valuation adjustments of our derivatives classified as trading. We use derivatives classified as trading, mainly forwards and cross-currency swaps, to hedge the net foreign currency spot position between short-term assets and short-term liabilities and it includes results from our client foreign currency business, such as the sale of currency derivatives. In 2019, especially towards the end of the year, the Bank increased its dollar over-night liquidity position as a defensive measure due to the strong demand of dollars by most market agents as social unrest intensified in this period. Therefore, on average, the Bank had more short-term assets in dollars than short-term liabilities, which was hedged through a short-term foreign currency liability position classified as trading. The Central Bank exchange rate depreciated 7.0% in 2019 with a 20% depreciation in October and November at the peak of the social unrest. FX forward rates also increased significantly at year-end, leading to net loss from trading of derivatives.

This was offset by:

(ii)	The gain of Ch$11,878 million from financial assets at fair value through profit or loss. In this line item the mark-to-market and interest income of the trading fixed income portfolio are recognized. The sharp decline in local interest rates across the entire yield curve increased the gain from these investments in 2019, which is mainly comprised of Central Bank instruments.

(iii)	The 651% increase in the gains on the derecognition of financial assets measured at amortized cost, which totaled Ch$63,6782 million. This increase was mainly due to the sharp decline in local interest rates across the entire yield curve that increased the gain from these investments which are mainly comprised of fixed income instruments issued by the Central Bank of Chile and the Republic of Chile.

(iv)	In 2019, despite falling rates, corporate bond spreads increased, and the Bank repurchased certain bonds at a price below par, resulting in the gain recorded in this line item. See “Note 20—Issued Debt Instruments and Other Financial Liabilities—b) Senior Bonds” in the Audited Consolidated Financial Statements.

(v)	The Bank also realized a larger gain from the sale of charged off loans in 2019 compared to 2018.

The net result from foreign exchange transactions totaled a gain of Ch$279,857 million in 2019 compared to Ch$51,908 million in 2018.

	Year ended December 31,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Net profit or loss from foreign currency exchange differences	(89,893)	(212,618)	(57.7%)
Hedge-accounting derivatives	362,374	252,275	43.6%
Translation gains and losses over assets and liabilities indexed to foreign currencies, net	7,376	12,251	(39.8%)
Net results from foreign exchange gain	279,857	51,908	439.1%

Included in these results is the sub-item Net profit or loss from foreign currency exchange differences which includes the mark-to-market of the Bank’s spot position and results from our client foreign currency business, such as currency transactions. The Central Bank exchange rate depreciated 7.0% in 2019 and depreciated 13.1% in 2018, which reflects the loss from our net liability spot position in 2019 and 2018. This is offset by the results from hedge-accounting derivatives and the results from derivatives classified as trading.

Results from the sub-item hedge-accounting derivative are mainly comprised of the mark-to-market of derivatives that are used to mainly hedge the foreign currency risk of our long-term foreign currency funding. Therefore, we generally have a net foreign currency asset position in our hedge-accounting derivatives. These are mainly cross-currency swaps that are accounted under hedge accounting rules. These derivatives produced a gain of Ch$362,374 million in 2019, 43.6% higher than in 2018 due to the depreciation of the peso in the 2019, especially towards the end of the 2019.

Finally, the Bank has some assets and liabilities that are in Chilean pesos, but indexed to foreign currency. This position produced a translation gain in 2019 of Ch$7,376 million.

In order to more easily compare the results from financial transactions, net, we present the following table that separates the results by lines of business for 2019 and 2018.

	Year ended December 31,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Client treasury products	101,519	73,912	37.4%
Market-making with clients	37,129	21,276	74.5%
Client treasury services	138,648	95,188	45.7%
Sale of loans and charged-off loans	3,310	400	727.6%
CVA adjustments	(3,957)	(2,745)	44.1%
Financial Management Division and others(1)	63,691	12,239	420.4%
Non-client treasury income (loss)	63,044	9,894	537.2%
Total financial transactions, net	201,692	105,082	91.9%

(1)	The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Client treasury services totaled Ch$138,648 million, an increase of 45.7% compared to 2018. The results from client treasury products and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2019, the results from client treasury products increased 37.4%. The higher market volatility and depreciation of the peso in the second semester of 2019 led to higher demand for hedging from our Corporate and Middle-market clients. The results from market-making with client services increased 74.5% in 2019, mainly due an improvement in business volumes of tailor-made treasury services and cash management sold to specific corporate clients. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income increased 537.2% to Ch$63,044 million in 2019 compared to 2018. These results include the income from sale of loans, including charged-off loans, CVA adjustments and the results from our Financial Management Division.

The results of the Bank’s Financial Management Division increased 420% to Ch$63,691 million in 2019 compared to 2018. This was due to the 651% increase in the gains on the derecognition of financial assets measured at amortized cost which totaled Ch$63,6782 million, mainly due to the sharp decline in local interest rates across the entire yield curve that increased the gain from these investments.

The results from the sale of loans totaled a gain of Ch$3,310 million in 2019, increasing 727.5% from 2018 due to the large sale of charged-off loans in 2019 compared to the previous period.

The results from CVAs totaled a loss of Ch$3,957 million. This was mainly due to a loss from CVA adjustments of our derivative portfolio which is included in this line item, since the CVA generated by derivatives taken for hedging and on behalf of clients is not part of client income or part of Financial Management’s profit and loss. The growth of the Bank’s derivative portfolio and the increase in counterparty risk drove the rise in CVA adjustment loss in 2019.

Other Operating Income

	Year ended December 31,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Income from assets received in lieu of payment	5,613	7,106	(21.0%)
Release of contingencies provisions (1)	–	12,020	–%
Other income	7,388	4,003	84.6%
Leases	–	222	–%
Income from sale of property, plant and equipment	2,456	2,490	(1.4%)
Compensation from insurance companies due to damages	4,681	144	3,150.7%
Other	251	1,147	(78.1%)
Total	13,001	23,129	(43.8%)

(1)	In accordance with IAS 37, the Bank recorded contingency provisions, which during 2018 were favorable to the Bank.

Total other operating income decreased by 43.8% in 2019 compared to 2018 and totaled a gain of Ch$13,001 million. This lower result was mainly due to lower income from the release of non-credit contingencies compared to 2018. This was partially offset by higher income from insurance compensation for damages to our branches during the social unrest that affected Chile in October- December of 2019.

Expected Credit Loss Allowance

The following table sets forth certain information relating to our provision for expected credit losses for the years ended 2019 and 2018.

	As of December 31, 2019
	Stage 1		Stage 2		Stage 3
	Individual	Collective	Individual	Collective	Individual	Collective	Total
	(in millions of Ch$)
Commercial loans	(3,002)	(4,930)	(10,469)	(8,686)	(79,501)	(33,657)	(140,245)
Mortgage loans	–	(1,177)	–	(4,998)	–	(8,237)	(14,412)
Consumer loans	–	(8,875)	–	(15,280)	–	(145,328)	(169,483)

	As of December 31, 2019
	Stage 1		Stage 2		Stage 3
	Individual	Collective	Individual	Collective	Individual	Collective	Total
	(in millions of Ch$)
Contingent loans	45	589	10	24	152	188	1,008
Loans and AR at FVOCI	5	–	–	–	–	–	5
Debt at FVOCI	–	(184)	–	–	–	–	(184)
Total Expected credit losses allowance	(2,952)	(14,577)	(10,459)	(28,940)	(79,349)	(187,034)	(323,311)

	As of December 31, 2018
	Stage 1		Stage 2		Stage 3
	Individual	Collective	Individual	Collective	Individual	Collective	Total
	(in millions of Ch$)
Commercial loans	79	5,652	(2,891)	(1,533)	(96,131)	(47,959)	(142,782)
Mortgage loans	–	5,583	–	5,161	–	3,375	14,119
Consumer loans	–	1,861	–	192	–	(191,304)	(189,251)
Contingent loans	(90)	1,214	11	(68)	(225)	(834)	9
Loans and AR at FVOCI	363	–	68	–	–	–	431
Debt at FVOCI	–	66	–	–	–	–	66
Total Expected credit losses allowance	353	14,376	(2,811)	3,752	(96,356)	(236,722)	(317,408)

For the year ended December 31, 2019 provisions for expected credit loss totaled Ch$323,311 million and increased 1.9% compared to 2018. This rise was mainly due to growth of our loan book and an increase in expected losses driven by the economic slowdown and social unrest during the last quarter of the year. The table below breakdowns this results by main product item:

	Year ended December 31,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Commercial loans	(140,245)	(142,783)	(1.8%)
Mortgage loans	(14,412)	14,121	–%
Consumer loans	(169,483)	(189,251)	(10.4%)
Contingent loans	1,008	8	12,500.0%
Loans and AR at FVOCI	5	431	(98.8%)
Debt at FVOCI	(184)	66	–%
Total Provision For Loan Losses	(323,311)	(317,408)	1.9%

Provisions for expected credit losses of our commercial loans totaled Ch$140,245 million for the year ended December 31, 2019 and decreased 1.8%. In 2019, general asset quality in commercial loans improved as the Bank restricted loan growth among riskier small enterprises. This positive asset quality trend began to reverse in the last quarter of the year due to the social unrest and lower economic growth. At the same time there was an increase in write-offs, mainly in the Middle-Market as a result of an acceleration of legal and collection proceedings for various specific lenders, which permitted the Bank to accelerate the write-off period for these clients.

Provisions for expected credit losses for mortgage loans totaled an expense of Ch$14,412 million for the year ended December 31, 2019, compared to a reversal of Ch$14,121 million in 2018. Mortgage loans increased 11.0% in 2019. Mortgage loans classified in Stage 3 increased 19%, due to overall loan growth in this product and greater transfers from Stage 2 to Stage 3 as a result of the deceleration of economic growth in the fourth quarter as a result of the social unrest, which resulted in a rise in early non-performance.

The provisions for expected credit losses for consumer loans totaled a charge of Ch$169,483 million and decreased 10.4% in 2019 compared to 2018. In 2019, Stage 3 consumer loans increased by just 1.7% mainly due to our strategy of focusing loan growth among high income earners, which has led to a positive evolution of asset quality in this product. Asset quality trends began to reverse in the last quarter of the year due to the impact of the social unrest already mentioned. Regardless of other factors, if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial recognition and consumer loans are written off after 6 months. These positive trends in the risk of our consumer loan portfolio may reverse if the economy continues to decelerate and unemployment rises in 2020.

Recoveries on loans previously charged-off decreased 6.5% in 2019 compared to 2018. This was due to lower recoveries from charged-off mortgage and commercial loans mainly due to greater sale of charged-off loans in the year. The social unrest also limited recovery efforts in the last part of 2019. This was partially offset by higher recoveries of consumer loans. The following table shows recoveries of loans previously charged-off by type of loan.

	Year ended December 31,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	42,432	40,180	5.6%
Residential mortgage loans	13,652	17,367	(21.4%)
Commercial loans	26,629	30,934	(13.9%)
Total recoveries	82,713	88,481	(6.5%)

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions as disclosed in “Note 29—Net Income (Expense) from Financial Operations” of our Audited Consolidated Financial Statements. The following table sets forth information about our sale of charged-off loans for the year ended December 31, 2019 and 2018.

	Year ended December 31,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Gains (losses) on sale of loans previously charged-off	3,248	709	358.1%

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Year ended December 31,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Retail banking	(279,969)	(287,739)	(2.7%)
Middle-market	(38,746)	(26,314)	47.2%
Corporate Investment banking	224	2,339	(90.4%)
Other	(4,820)	(5,694)	(15.3%)
Total provisions, net	(323,311)	(317,408)	1.9%

Net provisions expense from retail banking decreased 2.7% in 2019 compared to 2018. This is in line with our strategy of focusing on higher income clients, net of risk for loans for individuals which has led to less provisions, especially in consumer lending as well as our restricting loan growth to riskier small enterprises during the year. This was partially offset by higher provisions for mortgage loans, the negative impact of slower economic growth and rising unemployment and the incorporation of Santander Consumer Chile in the last quarter of the year, which is primarily focused on retail banking.

Net provision expense from the Middle-market segment increased 47.2% in 2019 due to the increase in write-offs of commercial loans in this segment as a result of an acceleration of legal and collection proceedings for certain clients.

Net provision expense from Corporate Investment banking totaled a release of Ch$224 million compared to a release of Ch$2,339 million in 2018. The net release is mainly due to the negative loan growth in this segment in 2019.

Total provisions, net included in Others totaled an expense of Ch$4,820 million, 15.3% lower than in 2018. This difference is explained by a change in the way the effects of the exchange rate over provision expenses are recognized. In 2019, the impact of foreign currency movements on provision expenses and the corresponding hedge was included in Financial Transactions, net. In 2018, the impact of foreign currency movements on provision expenses was included as Other provisions, and not assigned to any segment, with the corresponding hedge registered in Financial Transactions, net.

We believe that our loan loss allowances are currently adequate for all known and expected credit losses.

Operating Expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2019 and 2018.

	Year ended December 31,		% Change
	2019	2018
	(in millions of Ch$)
Personnel salaries and expenses	(410,157)	(397,564)	3.2%
Administrative expenses	(233,612)	(245,089)	(4.7%)
Depreciation and amortization	(106,092)	(79,280)	33.8%
Impairment	(2,726)	(39)	–%
Other operating expenses	(49,303)	(32,342)	52.4%
Total operating expenses	(801,890)	(754,314)	6.3%
Efficiency ratio(1)	41.8%	41.1%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, financial transactions, net and other operating income.

Operating expenses in the year ended December 31, 2019 increased 6.3% compared to the corresponding period in 2018. The efficiency ratio was 41.8% in 2019 and 41.1% in 2018.

The 3.2% increase in personnel salaries and expenses was mainly due to a rise in variable incentives, severance payments, training and other benefits that increased 8.3%, while salary costs only grew by 0.4%. Headcount increased 1.5% in 2019, including as a result of the incorporation of Santander Consumer Chile, which added approximately 200 employees to the Bank.

Administrative expenses decreased 4.7% in the year ended December 31, 2019 compared to the corresponding period in 2018, mainly due to the implementation of IFRS 16 during 2019. As a result, rental expenses for branches are now recognized in the line item depreciation and amortization. Excluding this effect, administrative expenses increased 8.5% in the period, mainly due to a rise in marketing expenses, outsourced IT services, insurance costs and IT investments to develop the Bank’s digital services and back-office platform, which is allowing the Bank to consolidate the branches and create efficiencies in the long-term. IT investments include: (i) SuperDigital, a mobile app, which provides non-banked clients access to transactional banking services with a digital prepaid debit and credit card, (ii) Santander Life, a digital banking service that rewards clients for positive credit and saving behavior through the accumulation of “Merits” which results in reduced interest rates on loan products, (iii) Klare, a digital open platform being developed for selling insurances products, (iv) other digital processes for back office functions and (v) the opening and transformation of branches into the new WorkCafé format. As of December 31, 2019, the Bank had a total of 377 branches, 53 of which were in the WorkCafé format. The table below provides a breakdown of the Bank’s branch network during the periods indicated. In 2019, we also increased our cyber security expenditures which totaled Ch$13,337 million in 2019, up from Ch$11,055 million in 2018.

	Year ended December 31,
	2019	2018	% Change 2019/2018
Traditional branches	279	287	(2.8%)
Middle-market centers	7	7	0.0%
Santander Select	38	46	(17.4%)
Workcafés	53	40	32.5%
Total branches	377	380	(0.8%)
Total ATMs (including depositary ATMs)	1,088	998	9.0%

Depreciation and amortization expense increased 33.8% in 2019 compared to 2018. This increase was mainly due to the adoption of IFRS 16 in 2019 that reclassified certain branch rental expenses as depreciation and amortization. Excluding this impact, amortization and depreciation expenses would have decreased 8.3% in the period due to lower depreciation of fixed assets in the period.

In 2019, impairment expenses totaled Ch$2,726 million for impairments of fixed assets as a result of the social unrest that affected Chile in October and November. A total of 70 branches suffered damages and 15 were destroyed. Most of this damage was insured (See Other Operating Income above).

Other operating expenses were Ch$49,303 million in 2019, an increase of 52.4% compared to 2018. This was mainly due to higher general product insurance costs, which are related to the increase in cost of cybersecurity and fraud insurance. Also, the Bank recognized Ch$1,823 million in 2019 related to ensuring the safety of our employees and infrastructure during the period of social unrest. See “Note 35—Other Operating Income and Expenses” to our Audited Consolidated Financial Statements for more detail on Other operating expenses.

The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment. These amounts exclude impairment and other operating expenses.

	Year ended December 31,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Retail banking	(575,511)	(553,157)	4.0%
Middle-market	(97,054)	(92,377)	5.1%
Corporate Investment banking	(65,343)	(64,913)	0.7%
Other	(11,953)	(11,486)	4.1%
Total personnel, administrative expenses, depreciation and amortization(1)	(749,861)	(721,933)	3.9%

(1)	Excludes impairment and other operating expenses.

By business segment, the 3.9% increase in costs excluding impairment and other operating expenses in 2019 compared to the corresponding period in 2018 was mainly due to a rise in cost in the Retail and Middle-market segments. This rise in costs was driven by the increase in personnel costs explained above, which mainly impacted retail banking where the majority of the Bank’s employees work. Higher costs were also driven by higher IT investments across all business segments and the costs of branch transformations in Retail banking.

Income tax

	Year ended December 31,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Net income before tax	794,688	763,066	4.1%
Income tax expense	(175,074)	(167,144)	4.7%
Effective tax rate(1)	22.0%	21.9%

(1)	The effective tax rate is the income tax expense divided by net income before tax.

Total income tax expense by the Bank in 2019 was Ch$175,074 million, a 4.7% increase compared to 2018. Net income before tax increased 4.1%. The Bank paid an effective tax rate of 22.0% in 2019 compared to 21.8% in 2018. The statutory corporate tax rate in Chile in both 2019 and 2018 was 27%. The Bank paid a lower effective tax rate since the Bank, in its Chilean tax books, must re-measure its capital each year for the variation in CPI inflation and this produced a tax loss. See “Note 16—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

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

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. As of the date of the filing of this Annual Report, the Bank does not have significant purchase obligations. As of December 31, 2019, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2019	(in millions of Ch$)
Obligations under repurchase agreements	–	380,055	–	–	380,055	–	–	–	–	380,055
Checking accounts, time deposits and other time liabilities(1)	10,439,705	5,184,567	4,905,414	2,417,703	22,947,389	357,856	163,121	21,883	542,860	23,490,249
Financial derivatives contracts	–	422,749	427,825	951,684	1,802,258	1,253,280	1,180,948	3,154,168	5,588,396	7,390,654
Interbank borrowings	94	363,560	624,167	1,141,824	2,129,645	387,936	2,237	–	390,173	2,519,818
Issue debt instruments	–	285,159	759,519	1,044,674	2,089,352	2,394,850	2,042,292	2,974,229	7,411,371	9,500,723
Obligations for lease agreements	–	–	–	26,061	26,061	45,978	36,393	50,062	132,433	158,494
Other financial liabilities(2)	161,021	5,155	30,969	28,888	226,033	83	99	143	325	226,358
Subtotal	10,600,820	6,641,245	6,747,894	5,610,834	29,600,793	4,439,983	3,425,090	6,200,485	14,065,558	43,666,351
Contractual interest payments(3)	10,473	148,731	267,994	1,727,401	2,154,599	1,720,990	1,653,500	3,101,084	6,475,574	8,630,173
Total	10,611,293	6,789,976	7,015,888	7,338,235	31,755,392	6,160,973	5,078,590	9,301,569	20,541,132	52,296,524

(1)	Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.

(2)	Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.

(3)	The table above includes future cash interest payments. For variable rate obligations, we assume the same rate as the last rate known. Various of the payment obligations in the table above are variable debt instruments, since they are denominated in UF, for which we have estimated a long-term inflation rate equal to 3%, which is at the center of the Central Bank’s long-term inflation target. No exclusions requiring further explanation have been made in this table.

Obligations for lease agreements

Certain bank premises and equipment are leased and the scheduled maturities of obligations for lease agreements as of December 31, 2019 were as follows:

As of December 31, 2019
(in millions of Ch$)
Due within 1 year	26,061
Due after 1 year but within 2 years	24,311
Due after 2 years but within 3 years	21,667
Due after 3 years but within 4 years	19,411
Due after 4 years but within 5 years	16,982
Due after 5 years	50,062
Total	158,494

Other Commercial Commitments

As of December 31, 2019, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
Other Commercial Commitments	(in millions of Ch$)
Performance guarantee	144,364	544,370	899,437	312,559	22,292	1,923,022
Foreign letters of credit confirmed	25,491	1,808	11,306	31,587	–	70,192
Letters of credit issued	30,555	348	33,439	70,924	–	135,266
Personal guarantees	30,357	9,009	317,824	94,561	–	451,751
Total other commercial commitments	230,767	555,535	1,262,006	509,631	22,292	2,580,231

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

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of December 31, 2019 and 2018 as required by Chilean regulation.

	Consolidated assets as of		Risk-weighted assets(1)
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	(Ch$ million)
Asset Balance (Net of allowances)
Cash and deposits in bank	3,554,520	2,065,441	–	–
Unsettled transactions	355,062	353,757	112,948	105,421
Trading investments	270,204	77,041	26,825	10,704
Investments under resale agreements	–	–	–	–
Financial derivative contracts(2)	1,355,786	1,226,892	964,623	868,578
Interbank loans	14,833	15,065	14,833	15,064
Loans and accounts receivables from customers	31,823,735	29,470,370	27,316,050	25,403,426
Available-for-sale investments	4,010,272	2,394,323	258,958	172,859
Investments in other companies	10,467	32,293	10,467	32,293
Intangibles assets	73,389	66,923	73,389	66,923
Property, plant and equipment	197,833	253,586	197,833	253,586
	210,500	–	210,500	–
Current taxes	11,648	–	1,165	–
Deferred taxes	462,867	382,934	46,287	38,293
Other assets	1,434,308	984,988	1,421,361	983,299
Off-balance sheet assets	–	–	–	–
Contingent loans	4,938,194	4,624,073	2,823,713	2,649,730
Total	48,723,618	41,947,686	33,478,952	30,600,176

			Ratio
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	(Ch$ million)		(in %)
Core capital(3)	3,390,823	3,239,546	6.96	7.72
Regulatory capital(4)	4,304,401	4,101,664	13.4	13.40

(1)	As required by local regulations.

(2)	Derivatives are shown as required by Chapter 12-1 RAN of Chilean Bank GAAP guidelines

(3)	As a percentage of total assets.

(4)	As a percentage of risk weighted assets (BIS ratio).

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

a) Financial Assets Held For Trading / Trading Investments

	As of December 31,
	2019	2018	2017
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	1,952	22,947	272,272
Other Chilean Central Bank and government securities	268,252	48,211	209,370
Subtotal	270,204	71,158	481,642
Other Chilean Securities
Chilean corporate bonds	–	–	–
Subtotal	–	–	–
Foreign securities
Other foreign financial instruments	–	5,883	–
Subtotal	–	5,883	–
Investments in mutual funds	–	–	4,094
Subtotal	–	–	4,094
Total	270,204	77,041	485,736

b) Debt instruments at fair value through other comprehensive income (FVOCI) - under IFRS 9

As of December 31, 2019 and 2018, the debt instruments at fair value through other comprehensive income (FVOCI) in accordance with IFRS 9 are as follows:

	As of December 31,
	2019	2018
	(in millions of Ch$)
Chilean central bank and government securities
Chilean central bank bonds	272,802	657,096
Chilean central bank notes	1,186,724	56,719
Other Chilean central bank and government securities	1,908,031	1,207,221
Subtotal	3,367,557	1,921,036
of which sold under repurchase agreement	379,294	16,109
Other Chilean securities
Time deposits in Chilean financial institutions	398	2,693
Mortgage finance bonds of Chilean financial institutions	16,748	19,227
Other instruments issued in the country	2,410	2,907
Subtotal	19,556	24,827
of which sold under repurchase agreement	131	128
Foreign financial securities
Foreign Central Banks and Government securities	197,685	280,622
Other foreign financial securities	425,474	167,838
Subtotal	623,159	448,460
of which sold under repurchase agreement	–	–
Total	4,010,272	2,394,323

(c) Available-for-sale Instruments – under IAS 39

For periods prior to January 1, 2018, the Bank valued available for sale instruments in accordance with IAS 39.

As of December 31,
2017
(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	816,331
Chilean Central Bank notes	330,952
Other Chilean Central Bank and government securities	1,115,518
Subtotal	2,262,801
Other Chilean Securities
Time deposits in Chilean financial institutions	2,361
Mortgage bonds of Chilean financial institutions	22,312
Chilean financial institution bonds	–
Chilean corporate bonds	–
Other Chilean securities	3,000
Subtotal	27,673
Foreign Financial Securities
Central Bank and Government Foreign Securities	132,822
Other Foreign financial securities	151,250
Subtotal	284,072
Total	2,574,546

d) Held-to-maturity

No financial investments were classified as held-to-maturity as of December 31, 2017.

Analysis of investments

The following table sets forth an analysis of our investments as of December 31, 2019 by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
As of December 31, 2019	(in millions of Ch$, except rates)
Financial Assets Held For Trading / Trading Investments
Central Bank and Government Securities
Central Bank bonds	645	2.5	1,091	1.2	105	0.6	111	0.6	1,952	1.5
Central Bank notes	–	–	–	–	–	–	–	–	–	–
Central Bank and government securities	38,644	1.0	218,274	1.3	3,426	0.1	7,908	3.5	268,252	1.3
Subtotal	39,289		219,365		3,531		8,019		270,204
Other Chilean Securities
Time deposits in Chilean financial institutions	–	–	–	–	–	–	–	–	–	–
Mortgage bonds of Chilean financial institutions	–	–	–	–	–	–	–	–	–	–
Chilean financial institutions bonds	–	–	–	–	–	–	–	–	–	–
Chilean corporate bonds	–	–	–	–	–	–	–	–	–	–
Other Chilean securities	–	–	–	–	–	–	–	–	–	–
Subtotal	–		–		–		–		–

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
As of December 31, 2019	(in millions of Ch$, except rates)
Foreign Financial Securities
Other foreign financial instruments	–	–	–	–	–	–	–	–	–	–
Subtotal	–		–		–		–		–
Investment in mutual funds
Mutual funds administered by related parties	–	–	–	–	–	–	–	–	–	–
Subtotal	–		–		–		–		–
Total	39,289		219,365		3,531		8,019		270,204
Debt instruments at FVOCI
Central Bank and Government Securities
Central Bank bonds	–	–	272,802	2.3	–	–	–	–	272,802	2.3
Central Bank notes	1,186,724	0.3	–	–	–	–	–	–	1,186,724	0.3
Central Bank and government securities	205	–	957,766	2.9	478,086	4.1	471,974	4.0	1,908,031	3.5
Subtotal	1,186,929	–	1,230,568	–	478,086	–	471,974	–	3,367,557	–
Other Chilean Securities
Time deposits in Chilean financial institutions	398	3.3	–	–	–	–	–	–	398	3.3
Mortgage bonds of Chilean financial institutions	60	3.9	3,191	4.0	10,595	3.5	2,902	3.9	16,748	3.7
Chilean financial institutions bonds	–	–	–	–	–	–	–	–	–	–
Chilean corporate bonds	–	–	–	–	–	–	–	–	–	–
Other Chilean securities	–	–	–	–	–	–	2,410	–	2,410	–
Subtotal	458	–	3,191	–	10,595	–	5,312	–	19,556	–
Other financial securities
Central Bank and Government Foreign Securities	–	–	–	–	197,685	–	–	–	197,685	–
Other Foreign financial securities	–	–	–	–	378,454	3.1	47,020	–	425,474	3
Subtotal	–	–	–	–	576,139	–	47,020	–	623,159	–
Total	1,187,387	–	1,233,759	–	1,064,820	–	524,306	–	4,010,272	–

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

The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the way it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO has determined that our liquidity portfolio must be comprised of cash plus assets that can be readily convertible into cash either through the Central Bank window, overnight deposits or instruments or the local secondary market. The management of the Bank’s liquidity portfolio is performed by the Financial Management Division under rules determined by the ALCO and based on classifications by the FMC and the Bank’s management.

	December 31, 2019	December 31, 2018
	Ch$ million
Balance as of:
Trading Investments	270,204	77,041
Available-for-sale investments	4,010,272	2,394,323
Encumbered assets (net)(1)	(380,055)	(48,843)
Net cash(2)	2,384,323	149,321
Net interbank deposits(3)	(271,620)	967,095
Total liquidity portfolio	6,013,124	3,538,937

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio.

(2)	Total cash minus reserve requirement of the Central Bank, and includes overnight deposits in Central Bank and foreign banks.

(3)	Includes overnight deposits in the domestic banks.

	December 31, 2019	December 31, 2018
	Ch$ million
Average balance as of:
Financial investments for trading	170,795	259,654
Available-for-sale investments	2,988,746	2,690,184
Encumbered assets (net)(1)	(234,444)	(134,408)
Net cash(2)	977,177	109,757
Net interbank deposits(3)	(7,151)	613,259
Total liquidity portfolio	3,895,123	3,538,446

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio.

(2)	Total cash minus reserve requirement of the Central Bank, and includes overnight deposits in Central Bank and foreign banks.

(3)	Includes overnight deposits in the domestic banks.

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

The Central Bank also requires us to comply with the following liquidity limits:

•	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our Shareholders’ equity. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2019 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 63.0%, thus resulting in our compliance.

•	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our Shareholders’ equity. At December 31, 2019 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 11.0%, as the Bank had more foreign currency assets than liabilities for the calculation of this limit.

•	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our Shareholders’ equity. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2019 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 79.0%, thus resulting in our compliance.

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

	Year ended December 31,
	2019	2018	2017
	Millions of Ch$
Net cash (used in) provided by operating activities	1,849,165	1,022,522	(416,357)

Our operating activities generated cash of Ch$1,849,165 million in 2019, mainly due to the rise in debits in customer checking accounts and the issuance of senior bonds. This was compensated by the growth of loans and financial investments.

Our operating activities generated cash of Ch$1,022,522 million in 2018, mainly due to an increase in liquidity at the end of 2018 particularly from time deposits. This was compensated by strong loan growth during the year.

	Year ended December 31,
	2019	2018	2017
	Millions of Ch$
Net cash (used in) provided by investment activities	(135,369)	(91,595)	(73,458)

In 2019, the Bank’s investment activities consumed cash in an amount of Ch$135,369 million mainly due to the purchase of Santander Consumer Finance S.A.

In 2018, the Bank’s investment activities consumed cash in an amount of Ch$91,595 million due to the acquisition of fixed assets.

	Year ended December 31,
	2019	2018	2017
	Millions of Ch$
Net cash used in financing activities	(385,286)	(423,611)	(330,645)

In 2019, 2018 and 2017, the net cash used in financing activities can be explained by the Bank’s annual dividend payment each year.

Deposits and Other Borrowings

The following table sets forth our average balance of liabilities for the years ended December 31, 2019, 2018 and 2017, in each case together with the related average nominal interest rates paid thereon.

	2019			2018			2017
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	120,896	0.3%	2.5%	117,885	0.3%	2.7%	117,305	0.3%	1.6%
Time deposits	13,779,534	31.9%	2.6%	13,154,916	35.3%	2.8%	13,146,520	37.0%	2.9%
Central Bank borrowings	–	0.0%	0.0%	4	0.0%	6.0%	6	0.0%	2.2%
Repurchase agreements	414,951	1.0%	2.5%	291,913	0.8%	2.3%	294,368	0.8%	2.3%
Mortgage finance bonds	20,923	0.0%	7.7%	28,685	0.1%	8.0%	38,714	0.1%	7.0%
Other interest bearing liabilities	11,261,529	26.1%	4.8%	9,401,475	25.3%	4.8%	8,632,128	24.4%	4.0%
Subtotal interest-bearing liabilities	25,597,833	59.2%	3.5%	22,994,878	61.8%	3.6%	22,229,041	62.6%	3.3%
Non-interest bearing liabilities
Non-interest bearing deposits	7,466,991	17.3%		6,763,546	18.2%		6,117,644	17.2%
Derivatives	4,165,330	9.6%		2,020,857	5.4%		2,175,063	6.1%
Other non-interest bearing liabilities	2,549,130	5.9%		2,170,906	5.8%		1,997,799	5.6%
Shareholders’ equity	3,450,729	8.0%		3,263,155	8.8%		3,001,680	8.5%
Subtotal non-interest bearing liabilities	17,632,180	40.8%		14,218,464	38.2%		13,292,186	37.4%
Total liabilities	43,230,013	100.0%		37,213,342	100.0%		35,521,227	100.0%

Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 49.1% of our average total liabilities and shareholders’ equity in 2019. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at December 31, 2019, 2018, 2017, 2016 and 2015.

	2019	2018	2017	2016	2015
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	8,093,108	6,794,132	6,272,656	6,144,688	5,875,992
Other deposits and demand accounts	741,103	709,711	590,221	564,966	577,077
Other demand obligations	1,463,221	1,237,574	905,289	829,661	903,052
Subtotals	10,297,432	8,741,417	7,768,166	7,539,315	7,356,121
Time deposits and other time deposits
Time deposits	13,064,932	12,944,846	11,792,466	13,031,319	12,065,697
Time saving accounts	123,787	118,587	116,179	116,451	113,562
Other time deposits	4,098	4,386	5,300	3,939	3,508
Subtotals	13,192,817	13,067,819	11,913,945	13,151,709	12,182,767
Total deposits and other commitments	23,490,249	21,809,236	19,682,111	20,691,024	19,538,888

Maturity of Interest Bearing Deposits

The following table sets forth information regarding the currency and maturity of our interest bearing deposits as of December 31, 2019, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Currencies	Total
Demand deposits	0.02%	0.17%	0.01%	0.03%
Savings accounts	0.02%	9.35%	0.00%	0.94%
Time deposits:
Maturing within 3 months	80.85%	24.21%	95.54%	76.58%
Maturing after 3 but within 6 months	12.36%	14.92%	3.71%	11.83%
Maturing after 6 but within 12 months	6.64%	10.94%	0.43%	6.50%
Maturing after 12 months	0.12%	40.40%	0.31%	4.11%
Total time deposits	99.96%	90.48%	99.99%	99.03%
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of our outstanding time as of December 31, 2019.

	Ch$	UF	Foreign Currencies	Total
		(in millions of Ch$)
Time deposits:
Maturing within 3 months	8,648,949	315,507	1,138,907	10,103,363
Maturing after 3 but within 6 months	1,322,006	194,412	44,250	1,560,668
Maturing after 6 but within 12 months	710,349	142,558	5,133	858,040
Maturing after 12 months	12,745	526,437	3,678	542,860
Total time deposits	10,694,049	1,178,914	1,191,968	13,064,931

Short-term Borrowings

The principal categories of our short-term borrowings are repurchase agreements and interbank borrowings. The table below presents the amounts outstanding at each year-end indicated and the weighted-average nominal interest rate for each such year by type of short-term borrowing.

	2019		2018		2017
	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted -Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate
		(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	380,055	2.4%	48,545	2.5%	268,061	2.5%
Obligations with the Central Bank	–	–	–	–	5	3.0%
Loans from domestic financial institutions	143,865	–	–	–	480	–
Foreign obligations	1,985,773	2.8%	1,648,955	2.5%	1,477,318	1.6%
Total short-term borrowings	2,509,693	2.6%	1,697,500	2.5%	1,745,864	1.8%

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	2019		2018		2017
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	414,951	2.5%	291,913	2.3%	294,368	2.3%
Obligations with the Central Bank	–	–	4	6.0%	6	2.2%
Loans from domestic financial institutions	270	–	80	–	413	–
Foreign obligations	1,903,862	2.3%	1,462,975	2.3%	1,465,653	1.7%
Total short-term borrowings	2,319,083	2.4%	1,754,972	2.3%	1,760,440	1.8%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2019 Month-End Balance	Maximum 2018 Month-End Balance	Maximum 2017 Month-End Balance
	(in millions of Ch$)
Obligations arising from repurchase agreements	527,836	345,927	526,826
Obligations with the Central Bank	–	5	6
Loans from domestic financial institutions	271,620	164,606	200,000
Foreign obligations	3,025,476	1,918,519	1,778,183
Total short-term borrowings	3,824,932	2,429,057	2,505,015

Total Borrowings

	As of December 31, 2019
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans	–	–	–
Obligations under repurchase agreements	–	380,055	380,055

	As of December 31, 2019
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans	–	–	–
Obligations under repurchase agreements	–	380,055	380,055
Mortgage finance bonds (a)	12,489	6,013	18,502
Senior bonds (b)	6,496,011	2,078,202	8,574,213
Mortgage bonds(c)	84,787	5,137	89,924
Subordinated bonds(d)	818,084	–	818,084
Borrowings from domestic financial institutions	127,748	158,855	286,603
Foreign borrowings(e)	262,425	1,970,790	2,233,215
Other obligations(f)	318	226,040	226,358
Total borrowings	7,801,862	4,825,092	12,626,954

	As of December 31, 2018
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans	–	–	–
Obligations under repurchase agreements	–	48,545	48,545
Mortgage finance bonds (a)	18,660	6,830	25,490
Senior bonds (b)	6,353,967	844,898	7,198,865
Mortgage bonds(c)	90,088	4,833	94,921
Subordinated bonds(d)	795,956	1	795,957
Borrowings from domestic financial institutions	–	–	–
Foreign borrowings(e)	139,671	1,648,955	1,788,626
Other obligations(f)	9,529	205,871	215,400
Total borrowings	7,407,871	2,759,933	10,167,804

	As of December 31, 2017
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans	–	5	5
Obligations under repurchase agreements	–	268,061	268,061
Mortgage finance bonds (a)	25,788	8,691	34,479
Senior bonds (b)	5,849,594	337,166	6,186,760
Mortgage bonds(c)	94,681	4,541	99,222
Subordinated bonds(d)	773,189	3	773,192
Borrowings from domestic financial institutions	–	480	480
Foreign borrowings(e)	220,554	1,477,318	1,697,872
Other obligations(f)	29,205	212,825	242,030
Total borrowings	6,993,011	2,309,090	9,302,101

(a) Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

As of December 31, 2019
(in millions of Ch$)
Due within 1 year	6,013
Due after 1 year but within 2 years	4,944
Due after 2 years but within 3 years	3,928
Due after 3 years but within 4 years	2,442
Due after 4 years but within 5 years	1,005
Due after 5 years	170
Total mortgage finance bonds	18,502

(b) Senior bonds

The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund assets with similar durations.

	As of December 31,
	2019	2018	2017
	(in millions of Ch$)
Senior Bonds in UF	4,814,604	4,095,741	3,542,006
Senior Bonds in U.S.$	1,649,238	1,094,267	1,045,465
Senior Bonds in CHF	499,485	386,979	268,281
Senior Bonds in Ch$	1,242,633	1,291,900	1,135,527
Current bonds in AUD	124,748	24,954	14,534
Santander bonds in JPY	77,797	191,598	126,059
Senior bonds in EUR	165,708	113,426	54,888
Total senior bonds	8,574,213	7,198,865	6,186,760

The maturities of these bonds are as follows:

As of December 31, 2019
(in millions of Ch$)
Due within 1 year	2,078,202
Due after 1 year but within 2 years	1,147,825
Due after 2 years but within 3 years	1,221,393
Due after 3 years but within 4 years	742,338
Due after 4 years but within 5 years	1,278,746
Due after 5 years	2,105,809
Total bonds	8,574,313

In 2019, the Bank issued bonds for UF 32,000,000, CLP 225,000,000,000, EUR65,000,000, AUD 185,000,000 and CHF 250,000,000, as detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
T7	UF	5,000,000	4	2.50%	01-02-2016	5,000,000	01-02-2023
T8	UF	8,000,000	4 yr 6 months	2.55%	01-02-2016	8,000,000	01-08-2023
14	UF	9,000,000	8	2.80%	01-02-2016	18,000,000	01-02-2027
T6	UF	5,000,000	10	1.70%	01-11-2018	5,000,000	01-05-2029
T10	UF	5,000,000	5yr 4 months	2.60%	01-02-2016	5,000,000	01-08-2024
Total UF		32,000,000				41,000,000
U9	CLP	75,000,000,000	2yr 8 months	ICP + 0.8%	01-11-2018	75,000,000,000	19-11-2021
P-5	CLP	75,000,000,000	2yr 6 months	5.30%	01-03-2015	150,000,000,000	01-03-2022
Total CLP		150,000,000,000				225,000,000,000
EUR	EUR	30,000,000	7	1.10%	01-02-2019	40,000,000	07-02-2026
EUR	EUR	25,000,000	15	1.25%	26-11-2019	25,000,000	26-11-2034
Total EUR		55,000,000				65,000,000
AUD	AUD	22,000,000	15	3.66%	20-05-2019	22,000,000	20-05-2034
AUD	AUD	20,000,000	5	1.13%	11-07-2019	20,000,000	11-07-2024
AUD	AUD	28,000,000	5	1.13%	17-07-2019	28,000,000	17-07-2024
AUD	AUD	15,000,000	5	1.13%	17-07-2019	15,000,000	17-07-2024
AUD	AUD	75,000,000	20	3.05%	30-08-2019	75,000,000	28-02-2039
AUD	AUD	12,000,000	15	3.16%	12-11-2019	12,000,000	20-11-2034
AUD	AUD	13,000,000	15	2.91%	21-11-2019	13,000,000	27-11-2034
Total AUD		185,000,000				185,000,000
CHF	CHF	150,000,000	5yr 6 months	0.38%	12-03-2019	150,000,000	27-09-2024
CHF	CHF	100,000,000	10	0.14%	29-08-2019	100,000,000	29-08-2029
Total CHF		250,000,000				250,000,000

(c) Mortgage bonds

These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80.0% and a debt servicing ratio of the client lower than 20.0%. All outstanding mortgage bonds are UF denominated.

The maturities of our mortgage bonds are as follows:

	As of December 31,
	2019	2018
	(in millions of Ch$)
Due within 1 year	5,137	4,833
Due after 1 year but within 2 years	8,248	7,758
Due after 2 year but within 3 years	8,514	8,008
Due after 3 year but within 4 years	8,788	8,267
Due after 4 year but within 5 years	9,072	8,534
Due after 5 years	50,165	57,521
Total mortgage bonds	89,924	94,921

During 2019, the Bank did not place any mortgage bonds.

(d) Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2019	2018	2017
	(in millions of Ch$)
Subordinated bonds linked to the Ch$	–	1	3
Subordinated bonds linked to the UF	818,084	795,956	773,189
Total subordinated bonds	818,084	795,957	773,192

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2019
(in millions of Ch$)
Due within 1 year	–
Due after 1 year but within 2 years	–
Due after 2 years but within 3 years	–
Due after 3 years but within 4 years	–
Due after 4 years but within 5 years	–
Due after 5 years	818,084
Total subordinated bonds	818,084

During 2019, the Bank did not issue subordinated bonds.

(e) Foreign borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of December 31, 2019
(in millions of Ch$)
Due within 1 year	1,970,790
Due after 1 year but within 2 years	225,025
Due after 2 years but within 3 years	37,400
Due after 3 years but within 4 years	–
Due after 5 years	–
Total loans from foreign financial institutions	2,233,215

(f) Other obligations

Other obligations are summarized as follows:

As of December 31, 2019
Ch$ millions
Long term obligations
Due after 1 years but within 2 years	41
Due after 2 years but within 3 years	44
Due after 3 years but within 4 years	48
Due after 4 years but within 5 years	53
Due after 5 years	132
Long-term financial obligations subtotals	318
Short term obligations:
Amounts due to credit card operators	151,984
Acceptance of letters of credit	5,709
Other long-term financial obligations, short-term portion	68,347
Short-term financial obligations subtotals	226,040
Other financial obligations totals	226,358

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

The following table presents the Bank’s outstanding contingent loans as of December 31, 2019, 2018 and 2017:

	As of December 31,
	2019	2018	2017
	(in millions of Ch$)
Letters of credit issued	140,572	223,420	201,699
Foreign letters of credit confirmed	70,192	57,038	75,499
Performance guarantee	1,929,894	1,954,205	1,823,793
Personal guarantee	451,950	133,623	81,577
Total contingent liabilities	2,592,608	2,368,286	2,182,568
Lines of credit with immediate availability	8,732,422	8,997,650	8,135,489

	As of December 31,
	2019	2018	2017
	(in millions of Ch$)
Other irrevocable obligation	485,991	327,297	260,691
Total loan commitments	9,218,413	9,324,947	8,396,180
Totals	11,811,021	11,693,233	10,578,748

Asset and Liability Management

Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2019, 2018, and 2017:

	Year Ended December 31,
	2019	2018	2017
	(in millions of Ch$)
Land and Buildings	10,065	30,396	27,592
Machinery, Systems and Equipment	33,302	27,697	26,278
Furniture, Vehicles, Other(1)	7,602	8,646	4,902
Total	50,969	66,739	58,772

(1)	Includes assets ceded under operating leases.

The increase in capital expenditures in 2019 is due to the investments mainly related to the digital transformation of the front and back offices, branch upgrades to WorkCafé format, new digital products and branch security measures.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2019, 2018 and 2017.

	For the year ended December 31,

	2019			2018			2017
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Assets
Interest earning assets
Deposits in Central Bank
Ch$	496,804	822	0.2%	451,805	5,930	1.3%	358,445	4,395	1.2%
UF	-	-	-%	-	-	-%	-	-	-%
Foreign currency	-	-	-%	-	-	-%	-	-	-%
Total	496,804	822	0.2%	451,805	5,930	1.3%	358,445	4,395	1.2%
Financial investments (1)
Ch$	1,571,480	36,695	2.3%	1,490,010	64,839	4.4%	1,626,073	91,945	5.7%
UF	877,872	17,547	2.0%	826,333	35,573	4.3%	250,729	8,894	3.5%
Foreign currency	958,466	10,519	1.1%	677,343	10,616	1.6%	919,711	13,077	1.4%
Total	3,407,818	64,761	1.9%	2,993,686	111,028	3.7%	2,796,513	113,916	4.1%
Commercial Loans
Ch$	6,668,248	459,659	6.9%	6,651,575	461,343	6.9%	6,117,872	468,181	7.7%
UF	6,075,706	374,361	6.2%	5,553,732	357,932	6.4%	5,074,723	284,831	5.6%
Foreign currency	2,974,697	134,925	4.5%	2,852,514	116,991	4.1%	2,937,416	94,914	3.2%
Total	15,718,651	968,945	6.2%	15,057,821	936,266	6.2%	14,130,010	847,926	6.0%
Consumer loans
Ch$	5,023,394	643,526	12.8%	4,288,778	585,064	13.6%	4,081,337	616,639	15.1%
UF	18,003	1,273	7.1%	19,517	1,470	7.5%	17,475	1,395	8.0%
Foreign currency	65,880	-	-%	55,440	-	-%	45,904	-	-%
Total	5,107,277	644,799	12.6%	4,363,735	586,534	13.4%	4,144,716	618,034	14.9%
Mortgage loans
Ch$	4,938	67	1.4%	6,826	106	1.5%	10,485	139	1.3%
UF	10,581,292	633,871	6.0%	9,497,908	597,548	6.3%	8,795,965	469,618	5.3%
Foreign currency	-	-	-%	-	-	-%	-	-	-%
Total	10,586,230	633,938	6.0%	9,504,734	597,654	6.3%	8,806,450	469,757	5.3%
Interbank loans
Ch$	35,415	1,263	3.6%	35,178	897	2.6%	37,188	969	2.6%
UF	-	-	-%	-	-	-%	-	-	-%
Foreign currency	-	-	-%	-	-	-%	1	-	-%
Total	35,415	1,263	3.6%	35,178	897	2.6%	37,189	969	2.6%
Investment agreements to resell
Ch$	14,638	1,481	10.1%	11,564	1,341	11.6%	417	927	222.2%
UF	149	42	27.9%	380	-	-%	340	13	3.8%
Foreign currency	-	-	-%	-	-	-%	-	-	-%
Total	14,787	1,523	10.3%	11,944	1,341	11.2%	757	940	124.2%

	For the year ended December 31,

	2019			2018			2017
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Threshold (2)
Ch$	95,994	372	0.4%	83,959	590	0.7%	85,882	321	0.4%
UF	4	-	-%	4	-	-%	4	-	-%
Foreign currency	387,273	4,958	1.3%	257,337	4,077	1.6%	235,091	2,190	0.9%
Total	483,271	5,330	1.1%	341,300	4,667	1.4%	320,977	2,511	0.8%
Total interest earning assets
Ch$	13,910,911	1,143,885	8.2%	13,019,695	1,120,110	8.6%	12,317,700	1,183,515	9.6%
UF	17,553,026	1,027,094	5.9%	15,897,874	992,523	6.2%	14,139,235	764,750	5.4%
Foreign currency	4,386,316	150,402	3.4%	3,842,64	131,684	3.4%	4,138,124	110,181	2.7%
Total	35,850,253	2,321,381	6.5%	32,760,203	2,244,317	6.9%	30,595,059	2,058,446	6.7%

Non-interest earning assets
Cash
Ch$	723,924			622,469			632,208
UF	-			-			-
Foreign currency	121,966			122,178			120,832
Total	845,890			744,647			753,040
Allowance for loan losses
Ch$	(848,776)			(844,671)			(841,415)
UF	-			-			-
Foreign currency	(17)			(41)			(118)
Total	(848,793)			(844,712)			(841,533)
Fixed assets
Ch$	90,157			225,115			237,409
UF	-			-			-
Foreign currency	-			-			-
Total	90,157			225,115			237,409
Derivatives
Ch$	4,617,101			2,186,596			2,360,426
UF	-			-			-
Foreign currency	-			-			-
Total	4,617,101			2,186,596			2,360,426
Financial Investment (Trading)
Ch$	133,743			167,090			231,878
UF	75,187			92,164			260,526
Foreign currency	114,922			49,520			18,173
Total	323,852			308,774			510,577
Other assets
Ch$	1,792,250			1,345,349			1,276,197
UF	77,148			74,713			77,338
Foreign currency	482,155			412,657			552,715
Total	2,351,553			1,832,719			1,906,250
Total non-interest earning assets
Ch$	6,508,399			3,701,948			3,896,703
UF	152,335			166,877			337,864
Foreign currency	719,026			584,314			691,602
Total	7,379,760			4,453,139			4,926,169

Total assets
Ch$	20,419,310	1,143,772		16,721,643	1,120,110		16,214,403	1,183,515
UF	17,705,361	1,027,094		16,064,751	992,523		14,477,099	764,750
Foreign currency	5,105,342	150,402		4,426,948	131,684		4,829,725	110,181
Total	43,230,013	2,321,268		37,213,342	2,244,317		35,521,227	2,058,446

	For the year ended December 31,
	2019			2018			2017
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate

Liabilities And Shareholders’ Equity

Interest bearing liabilities
Savings accounts
Ch$	1,874	5	0.3%	1,830	5	0.3%	1,677	4	0.3%
UF	119,022	3,043	2.6%	116,055	3,130	2.7%	115,628	1,881	1.6%
Foreign currency	-	-	-%	-	-	-%	-	-	-%
Total	120,896	3,048	2.5%	117,885	3,135	2.7%	117,305	1,885	1.6%
Time deposits
Ch$	10,674,547	291,100	2.7%	9,792,164	289,990	3.0%	9,506,696	318,803	3.4%
UF	1,004,456	33,744	3.4%	1,133,420	45,401	4.0%	1,141,258	35,196	3.1%
Foreign currency	2,100,531	27,612	1.3%	2,229,332	28,581	1.3%	2,498,566	20,718	0.8%
Total	13,779,534	352,456	2.6%	13,154,916	363,972	2.8%	13,146,520	374,717	2.9%
Central bank borrowings
Ch$	-	-	-%	-	114	-%	-	64	-%
UF	-	-	-%	4	-	6.0%	6	-	2.2%
Foreign currency	-	-	-%	-	-	-%	-	-	-%
Total	-	-	%	4	114	6.0%	6	64	2.2%
Repurchase Agreements
Ch$	237,937	10,181	4.3%	184,458	4,632	2.5%	254,006	5,676	2.2%
UF	-	1	-%	2	-	-%	-	-	-%
Foreign currency	177,014	36	-%	107,453	2,036	1.9%	40,362	1,076	2.7%
Total	414,951	10,218	2.5%	291,913	6,668	2.3%	294,368	6,752	2.3%
Mortgage finance bonds
Ch$	-	-	-%	-	-	-%	-	-	-%
UF	20,923	1,611	7.7%	28,685	2,305	8.0%	38,714	2,709	7.0%
Foreign currency	-	-	-%	-	-	-%	-	-	-%
Total	20,923	1,611	7.7%	28,685	2,305	8.0%	38,714	2,709	7.0%
Other interest bearing liabilities
Ch$	1,718,861	115,923	6.7%	1,305,791	81,616	6.3%	1,198,933	69,592	5.8%
UF	5,503,352	302,825	5.5%	4,778,773	278,362	5.8%	4,590,260	217,116	4.7%
Foreign currency	4,039,316	118,336	2.9%	3,316,911	93,777	2.8%	2,842,935	58,918	2.1%
Total	11,261,529	537,084	4.8%	9,401,475	453,755	4.8%	8,632,128	345,626	4.0%
Total interest bearing liabilities
Ch$	12,633,219	417,209	3.3%	11,284,243	376,357	3.3%	10,961,312	394,139	3.6%
UF	6,647,753	341,224	5.1%	6,056,939	329,198	5.4%	5,885,866	256,903	4.4%
Foreign currency	6,316,861	145,984	2.3%	5,653,696	124,394	2.2%	5,381,863	80,712	1.5%
Total	25,597,833	904,417	3.5%	22,994,878	829,949	3.6%	22,229,041	731,754	3.3%

Non-interest bearing liabilities
Non-interest bearing demand deposits
Ch$	7,282,508			6,561,631			5,980,167
UF	56,262			47,091			41,129
Foreign currency	128,221			154,824			96,348
Total	7,466,991			6,763,546			6,117,644
Derivatives
Ch$	4,165,330			2,020,857			2,175,063
UF	-			-			-
Foreign currency	-			-			-
Total	4,165,330			2,020,857			2,175,063
Other non-interest bearing liabilities
Ch$	1,115,058			946,965			932,082
UF	447,362			405,225			301,516
Foreign currency	986,710			818,716			764,201

	For the year ended December 31,
	2019			2018			2017
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate

Total	2,549,130			2,170,906			1,997,799
Shareholders’ equity
Ch$	3,450,729			3,263,155			3,001,686
UF	-			-			-
Foreign currency	-			-			(6)
Total	3,450,729			3,263,155			3,001,680

Total non-interest bearing liabilities and shareholders’ equity
Ch$	16,013,625			12,792,608			12,088,998
UF	503,624			452,316			342,645
Foreign currency	1,114,931			973,540			860,543
Total	17,632,180			14,218,464			13,292,186

Total Liabilities and Shareholders’ Equity
Ch$	28,646,844	417,209		24,076,851	376,357		23,050,311	394,139
UF	7,151,377	341,224		6,509,255	329,198		6,228,511	256,903
Foreign currency	7,431,792	145,984		6,627,236	124,394		6,242,406	80,712
Total	43,230,013	904,417		37,213,342	829,949		35,521,228	731,754

(1)	For the periods ending December 31, 2019 and 2018 this line item includes debt instruments at fair value through other comprehensive income according to IFRS 9. For 2017, this line item consists of available for sale instruments.

(2)	Threshold is the asset generated when we post collateral for a derivative with a counterparty that has negative mark-to-market for us. Some Central Security Depository agreements permit this collateral to generate interest at the overnight rate and this is the source of interest income associated with this asset.

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2019 compared to 2018 and 2018 compared to 2017. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2018 to 2019 Due to Changes in			Increase (Decrease) from 2017 to 2018 Due to Changes in
	Volume	Rate	Net Change from 2018 to 2019	Volume	Rate	Net Change from 2017 to 2018
Assets
Interest earning assets
Deposits in Central Bank
Ch$	(451)	(4,657)	(5,108)	2,602	(1,067)	1,535
UF	–	–	–	–	–	–
Foreign currency	–	–	–	–	–	–
Subtotal	(451)	(4,657)	(5,108)	2,602	(1,067)	1,535
Financial investments
Ch$	1,315	(29,459)	(28,144)	(5,103)	(22,002)	(27,105)
UF	811	(18,837)	(18,026)	14,259	12,420	26,679
Foreign currency	(111)	15	(96)	(2,344)	(117)	(2,461)
Subtotal	2,015	(48,281)	(46,266)	6,812	(9,699)	(2,887)
Commercial loans
Ch$	1,390	(3,074)	(1,684)	9,466	(16,304)	(6,838)

	Increase (Decrease) from 2018 to 2019 Due to Changes in			Increase (Decrease) from 2017 to 2018 Due to Changes in
	Volume	Rate	Net Change from 2018 to 2019	Volume	Rate	Net Change from 2017 to 2018
UF	129,183	(112,754)	16,429	18,497	54,603	73,101
Foreign currency	10,461	7,472	17,933	4,021	18,057	22,077
Subtotal	141,034	(108,356)	32,678	31,984	56,356	88,340
Consumer loans
Ch$	134,945	(76,484)	58,461	18,807	(50,380)	(31,574)
UF	(92)	(103)	(196)	336	(262)	74
Foreign currency	–	–	–	–	–	–
Subtotal	134,853	(76,587)	58,265	19,143	(50,642)	(31,500)
Mortgage loans
Ch$	(94)	55	(39)	(23)	(11)	(33)
UF	191,144	(154,822)	36,322	24,165	103,766	127,930
Foreign currency	–	–	–	–	–	–
Subtotal	191,050	(154,767)	36,283	24,142	103,755	127,897
Interbank loans
Ch$	–	366	366	(18)	(53)	(71)
UF	–	–	–	–	–	–
Foreign currency	–	–	–	–	–	–
Subtotal	–	366	366	(18)	(53)	(71)
Investment under agreement to resell
Ch$	697	(556)	140	(25,888)	26,302	414
UF	5	36	42	1	(14)	(13)
Foreign currency	–	–	–	–	–	–
Subtotal	702	(520)	182	(25,887)	26,288	401
Threshold
Ch$	(92)	(126)	(218)	31	238	269
UF	–	–	–	–	–	–
Foreign currency	953	(72)	881	15,592	(13,705)	1,887
Subtotal	861	(198)	663	15,623	(13,467)	2,156
Total interest earnings assets
Ch$	137,710	(113,935)	23,774	(126)	(63,279)	(63,405)
UF	321,051	(286,480)	34,571	57,259	170,514	227,773
Foreign currency	11,303	7,415	18,718	17,268	4,235	21,503
Total	470,064	(393,000)	77,063	74,401	111,470	185,871
Liabilities and Shareholders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	–	–	–	1	–	1
UF	2	(89)	(87)	(3)	1,252	1,249
Foreign currency	–	–	–	–	–	–
Subtotal	2	(89)	(87)	(2)	1,252	1,250
Time deposits
Ch$	(172)	1,282	1,110	2,470	(31,282)	(28,812)
UF	(2,536)	(9,120)	(11,657)	(61)	10,265	10,204
Foreign currency	(1,015)	46	(969)	5,491	2,372	7,863
Subtotal	(3,723)	(7,793)	(11,516)	7,900	(18,645)	(10,745)
Central bank borrowings
Ch$	–	(114)	(114)	50	–	50
UF	–	–	–	–	–	–

	Increase (Decrease) from 2018 to 2019 Due to Changes in			Increase (Decrease) from 2017 to 2018 Due to Changes in
	Volume	Rate	Net Change from 2018 to 2019	Volume	Rate	Net Change from 2017 to 2018
Foreign currency	–	–	–	–	–	–
Subtotal	–	(114)	(114)	50	–	50
Repurchase agreements
Ch$	(41)	5,590	5,549	(47)	(997)	(1,044)
UF	1	–	1	–	–	–
Foreign currency	(3,256)	1,255	(2,001)	816	144	960
Subtotal	(3,295)	6,845	3,550	769	(853)	(84)
Mortgage finance bonds
Ch$	–	–	–	–	–	–
UF	(593)	(101)	(694)	(1,130)	726	(404)
Foreign currency	–	–	–	–	–	–
Subtotal	(593)	(101)	(694)	(1,130)	726	(404)
Other interest bearing liabilities
Ch$	21,814	12,493	34,307	4,659	7,366	12,025
UF	107,121	(82,658)	24,463	4,868	56,376	61,244
Foreign currency	23,553	1,006	24,559	115,986	(81,127)	34,859
Subtotal	152,488	(69,159)	83,329	125,513	(17,385)	108,128
Total interest bearing liabilities
Ch$	21,601	19,251	40,852	7,133	(24,915)	(17,782)
UF	103,995	(91,969)	12,026	3,676	68,619	72,295
Foreign currency	19,282	2,307	21,589	122,293	(78,611)	43,682
Total	144,879	(70,411)	74,468	133,102	(34,907)	98,195

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2019	2018	2017
	(in millions of Ch$)
Total average interest-earning assets
Ch$	13,910,911	13,019,695	12,317,700
UF	17,553,026	15,897,874	14,139,235
Foreign currencies	4,386,316	3,842,634	4,138,124
Total	35,850,253	32,760,203	30,595,059
Net interest earned (1)
Ch$	726,676	743,753	789,376
UF	685,870	663,325	507,847
Foreign currencies	4,418	7,290	29,469
Total	1,416,964	1,414,368	1,326,692
Net interest margin (2)
Ch$	5.2%	5.7%	6.4%
UF	3.9%	4.2%	3.6%
Foreign currencies	0.1%	0.2%	0.7%
Total	4.0%	4.3%	4.3%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated.

	Year ended December 31,
	2019	2018	2017
	Ch$ million
Net income	621,313	599,693	575,249
Net income attributable to shareholders	619,091	595,333	562,801
Average total assets	43,230,013	37,213,342	35,521,228
Average equity	3,450,729	3,263,155	3,001,680
Net income as a percentage of:
Average total assets	1.4%	1.6%	1.6%
Net income attributable to shareholders as a percentage of:
Average equity	18.0%	18.2%	18.7%
Average equity as a percentage of:
Average total assets	8.0%	8.8%	8.5%
Cash dividend (1)	n/a	355,141	423,611
Dividend payout ratio, based on net income attributable to shareholders (1)	n/a	60.0%	75.3%

(1) As of the report date, dividends to be paid in 2020 of the 2019 shareholders’ income has yet to be announced.

Dividends declared at the annual shareholders’ meeting of each year correspond to the Bank’s earnings of the previous year. The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year paid	Dividend Ch$ millions (1)	Dividend U.S.$ millions (2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)	% over earnings (6)
2016	336,659	503.7	1.79	1.07	75	75
2017	330,646	496.5	1.75	1.05	70	69
2018	423,611	702.32	2.25	1.49	75	75
2019	355,141	531.5	1.88	1.13	60	60

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP.

(6)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under IFRS.

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

	As of December 31,
	2019 (1)	2018 (1)	2017	2016	2015
	(in millions of Ch$)
Commercial Loans:
Commercial loans	11,723,039	11,148,859	9,990,656	9,853,657	8,985,452
Foreign trade loans	1,713,633	1,752,437	1,574,513	1,829,904	2,152,570
Checking account debtors	196,893	215,162	195,696	179,468	234,723
Factoring transactions	489,400	380,983	449,890	296,751	275,647
Student loans	71,273	79,916	–	–	–
Leasing transactions	1,424,862	1,443,724	1,457,004	1,485,123	1,534,192
Other loans and accounts receivable	243,225	165,063	240,883	222,562	143,775
Subtotal	15,862,325	15,186,144	13,908,642	13,867,465	13,326,359

Mortgage loans:
Mortgage finance bond backed loans	12,298	17,426	24,060	32,579	134,105
Mortgage mutual loans	100,152	108,536	115,078	119,934	44,028
Other mortgage mutual loans	11,150,545	10,025,019	8,957,757	8,466,843	7,634,717
Subtotal	11,262,995	10,150,981	9,096,895	8,619,356	7,812,850
Consumer loans:
Installment consumer loans	3,917,536	3,189,670	2,910,742	2,722,365	2,469,646
Credit card loans	1,377,710	1,417,152	1,364,980	1,448,118	1,434,609
Consumer leasing contracts	3,952	4,157	4,715	5,117	5,460
Other consumer loans	246,997	265,310	277,255	271,203	240,956
Subtotal	5,546,195	4,876,289	4,557,692	4,446,803	4,150,671

Subtotal Loans to customers	32,671,515	30,213,414	27,563,229	26,933,624	25,289,880

Interbank loans (2)	–	–	162,685	272,807	10,877

Total	32,671,515	30,213,414	27,725,914	27,206,431	25,300,757

____________________

(1)	Loans as of December 31, 2019 and 2018 are loans at amortized cost in accordance with IFRS 9. See “Note 9— Loans and Account Receivable at Amortized Cost - under IFRS 9” of our Audited Consolidated Financial Statements.

(2)	Interbank loans for December 31, 2019 and 2018 are included within commercial loans.

At December 31, 2019, the Bank had some loans measured at fair value through other comprehensive income according to IFRS 9 as follows:

	Stage 1	Stage 2	Stage 3
	Individual	Individual	Individual	Total
Gross carrying amount at January 1, 2019	63,745	4,949	–	68,694
Net changes on financial assets	1,428	(4,914)	–	(3,486)
Foreign Exchange adjustments	993	(35)	–	958
At December 31, 2019	66,166	–	–	66,166

The loan categories are as follows:

Commercial loans

Interbank loans are long-term and short-term loans made to other local or international banks, granted in Chilean pesos or foreign currencies, usually at a variable rate linked to LIBOR or other interbank rates.

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

Student loans mainly include long-term loans made to finance tertiary education mainly in fixed real rates (UF) some of which some are guaranteed by the state. These loans, per Chilean regulations, must be classified as commercial loans since they are guaranteed by the Chilean State under Law 20.027 through CORFO, the government’s development agency.

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

Consumer loans

Installment consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis, to finance the purchase of consumer goods or to pay for services. This includes auto loans originated through Santander Consumer Chile.

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

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans at amortized cost as of December 31, 2019.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total balance as of December 31, 2019
		(in millions of Ch$)
General commercial loans (1)	5,132,026	3,867,358	2,723,655	11,723,039
Foreign trade loans	1,612,298	88,282	13,053	1,713,633
Leasing contracts	329,023	725,491	370,348	1,424,862
Other outstanding loans	928,418	37,891	34,482	1,000,791
Subtotal commercial loans	8,001,765	4,719,022	3,141,538	15,862,325
Residential loans backed by mortgage bonds	4,422	7,851	25	12,298
Other residential mortgage loans	597,478	2,224,287	8,428,932	11,250,697
Subtotal residential mortgage loans	601,900	2,232,138	8,428,957	11,262,995
Consumer loans	2,568,657	2,848,420	129,118	5,546,195
Total loans at amortized cost	11,172,322	9,799,580	11,699,613	32,671,515

(1)	Interbank loans for December 31, 2019 are included within commercial loans in accordance with disclosures for IFRS 9. See “Note 9— Loans and Account Receivable at Amortized Cost – under IFRS 9” of the Audited Consolidated Financial Statements.

The following tables present the total amount of loans due after one year that have fixed and variable interest rates as of December 31, 2019. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.”

As of December 31, 2019
(in millions of Ch$)
Variable Rate
Ch$	-
UF	2,041,265
Foreign currencies	–
Subtotal	2,041,265
Fixed Rate
Ch$	5,366,671
UF	13,208,279
Foreign currencies	882,978
Subtotal	19,457,928
Total	21,499,193

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

As of December 31, 2019 and 2018, loans by economic activity according to IFRS 9 are listed below:

	Total loans at amortized cost
As of December 31, 2019	Stage 1	Stage 2	Stage 3	Total	% of Total Loans
	Ch$ Million
Commercial loans
Manufacturing	1,110,484	107,356	67,974	1,285,814	3.9%
Mining	280,297	123,005	3,739	407,041	1.2%
Electricity, gas, and water	309,941	22,907	8,196	341,044	1.0%
Agriculture and livestock	1,020,857	172,984	93,440	1,287,281	3.9%
Forest	132,483	17,035	15,689	165,207	0.5%
Fishing	223,980	24,879	7,695	256,554	0.8%
Transport	665,570	64,115	34,192	763,877	2.3%
Communications	206,660	28,122	6,168	240,950	0.7%
Construction(*)	782,265	85,435	106,568	974,268	3.0%
Commerce	2,655,982	110,326	30,107	2,796,415	8.6%
Services	2,971,563	190,097	204,472	3,366,132	10.3%
Other	3,442,541	298,806	236,395	3,977,742	12.2%
Subtotal	13,802,623	1,245,067	814,635	15,862,325	48.6%

Mortgage loans	10,275,966	457,948	529,081	11,262,995	34.5%

Consumer loans	4,963,047	292,718	290,430	5,546,195	17.0%

Total loans at amortized cost	29,041,636	1,995,733	1,634,146	32,671,515	100.0%

	Total loans at amortized cost
As of December 31, 2018	Stage 1	Stage 2	Stage 3	Total	% of Total Loans
	Ch$ Million
Commercial loans
Manufacturing	992,786	92,931	54,048	1,139,765	3.8%
Mining	182,342	21,821	4,585	208,748	0.7%
Electricity, gas, and water	384,288	22,365	2,279	408,932	1.4%
Agriculture and livestock	934,199	166,271	100,781	1,201,251	4.0%
Forest	120,371	9,402	14,115	143,888	0.5%
Fishing	238,348	11,104	3,569	253,021	0.8%
Transport	716,493	55,011	37,802	809,306	2.7%
Communications	178,215	30,407	7,222	215,844	0.7%
Construction(*)	723,600	88,691	93,747	906,038	3.0%
Commerce	2,950,517	189,623	199,924	3,340,064	11.1%
Services	1,771,595	81,159	12,915	1,865,669	6.2%
Other	4,120,052	331,471	242,094	4,693,617	15.5%
Subtotal	13,312,806	1,100,255	773,083	15,186,144	50.3%

Mortgage loans	9,258,962	447,496	444,523	10,150,981	33.6%

Consumer loans	4,341,740	249,039	285,510	4,876,289	16.1%

Total loans at amortized cost	26,913,508	1,796,790	1,503,115	30,213,414	100.0%

(*)	In 2018, we improved the classification of our construction loans, reassigning loans for real estate investment companies to the Services category.

As of December 31, 2017, 2016 and 2015 loans by economic activity is reported according to IAS 39.

	Domestic loans (*) as of December 31,			Foreign interbank loans (**) as of December 31,
	2017	2016	2015	2017	2016	2015
	(in millions of Ch$)
Commercial loans
Manufacturing	1,218,232	1,180,886	1,171,830	–	–	–
Mining	302,037	340,554	510,467	–	–	–
Electricity, gas and water	336,048	442,936	454,456	–	–	–
Agriculture and livestock	1,114,597	1,096,659	1,019,922	–	–	–
Forestry	98,941	96,806	96,069	–	–	–
Fishing	215,994	296,592	344,496	–	–	–
Transport	697,948	787,510	876,329	–	–	–
Communications	168,744	196,934	160,135	–	–	–
Construction	1,977,417	1,792,485	1,462,535	–	–	–
Commerce	3,131,870	3,120,400	3,050,663	162,685	272,733	10,827
Services	467,747	482,900	483,516	–	–	–
Other	4,179,067	4,032,877	3,695,991	–	–	–
Subtotals	13,908,642	13,867,539	13,326,409	162,685	272,733	10,827
Mortgage loans	9,096,895	8,619,356	7,812,850	–	–	–
Consumer loans	4,557,692	4,446,803	4,150,671	–	–	–
Total	27,563,229	26,933,698	25,289,930	162,685	272,733	10,827

(*)	Includes domestic interbank loans.

(**)	Includes foreign interbank loans.

	Total loans as of December 31,			% of total loans as of December 31,
	2017	2016	2015	2017	2016	2015
	(in millions of Ch$)
Commercial loans
Manufacturing	1,218,232	1,180,886	1,171,830	4.4%	4.3%	4.6%
Mining	302,037	340,554	510,467	1.1%	1.3%	2.0%
Electricity, gas and water	336,048	442,936	454,456	1.2%	1.6%	1.8%
Agriculture and livestock	1,114,597	1,096,659	1,019,922	4.0%	4.0%	4.0%
Forestry	98,941	96,806	96,069	0.4%	0.4%	0.4%
Fishing	215,994	296,592	344,496	0.8%	1.1%	1.4%
Transport	697,948	787,510	876,329	2.5%	2.9%	3.5%
Communications	168,744	196,934	160,135	0.6%	0.7%	0.6%
Construction	1,977,417	1,792,485	1,462,535	7.1%	6.6%	5.8%
Commerce	3,294,555	3,393,133	3,061,490	11.9%	12.5%	12.1%
Services	467,747	482,900	483,516	1.7%	1.8%	1.9%
Other	4,179,067	4,032,877	3,695,991	15.1%	14.8%	14.6%
Subtotals	14,071,327	14,140,272	13,337,236	50.8%	52.0%	52.7%
Mortgage loans	9,096,895	8,619,356	7,812,850	32.8%	31.7%	30.9%
Consumer loans	4,557,692	4,446,803	4,150,671	16.4%	16.3%	16.4%
Total	27,725,914	27,206,431	25,300,757	100.0%	100.0%	100.0%

Foreign Assets and Loans

Santander-Chile’s Asset and Liability Committee, or ALCO, is responsible for determining the maximum foreign country exposure the Bank is permitted to have. The ALCO has determined that the total foreign country exposure cannot be greater than 1-time regulatory capital. To determine this, each country is classified using a ranking system from 1 to 6 based on the definition promulgated by the FMC, in which the main consideration is the international rating of each country. The ALCO has also set a higher limit if the foreign exposure is to related parties. As of December 31, 2019, the Bank’s foreign exposure, including the estimate of counterparty risk in our derivatives portfolio, was U.S.$2,309 million, or 3.4% of our assets. For more information please see Note 39 of our Audited Consolidated Financial Statements.

Below, there are additional details regarding our exposure to countries in categories other than 1, the riskiest categories we have exposure to as of December 31, 2019 considering fair value of derivative instruments. In this category Mexico is the largest exposure as shown in the table below.

Country	Classification (1)	Derivative Instruments (adjusted to market)	Deposits	Loans	Financial Investments	Total Exposure
		US$ Million
China	2	–	–	7.23	–	7.23
Colombia	2	1.24	–	–	–	1.24
Italy	2	–	1.36	0.32	–	1.68
Mexico	2	9.42	0.04	–	–	9.46
Panama	2	1.50	–	–	–	1.50
Peru	2	2.20	–	–	–	2.20
Uruguay	2	–	–	0.10	–	0.10
Total		14.36	1.40	7.65	–	23.41

(1)	Corresponds to country’s classification established in Chapter B-6 of the Compendium of Accounting Standards issued by the FMC.

Our exposure to Santander Group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted)	Deposits	Loans	Financial Investments	Total Exposure
				US$ million
Banco Santander Spain*	Spain	1	319.0	54.8	0.4	-	374.2
Santander UK	UK	1	24.0	2.0	-	-	26.0
Banco Santander Mexico	Mexico	2	9.4	0.0	-	-	9.4
Santander Group			352.4	56.8	0.4	-	409.6

*	We have included our exposure to Santander branches in New York and Hong Kong as exposure to Spain, as well as Santander Mexico.

The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, there is no credit exposure.

As of December 31, 2019, we had no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.

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

Santander-Chile’s governance rules have established the existence of the Risk Committee. This committee is responsible for revising and following all risks that may affect us, including reputational risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises all risk functions. It also evaluates the reasonability of the systems for measurement and control of risks. This Committee includes five Board members.

The Board has delegated the duty of credit risk management to the Board’s Risk Committee, as well as to the Bank’s risk departments, whose roles are summarized below:

The following diagram illustrates the governance of our credit risk division including the committees with approval power:

•	Verify compliance with the strategic objectives of the group, depending on both assumed and potential risk, and alerting management to such risks.

•	Propose the primary metrics for risk appetite framework.

•	Review the level of compliance with regulatory provisions and recommendations issued by the Local and External Supervisors, ensuring their implementation on the stipulated dates.

•	Analyze with a comprehensive vision, the map of recommendations and incidents formulated by the different control instances (FMC, DAI and External Audit) in order to identify the main risks involved.

•	Review the risk benchmark analysis, and from its results, identify and propose “best practices” or corrective and preventive actions, ensuring their proper implementation.

•	Review the adequate management of risks by the management areas, formulating where appropriate, the mitigation actions in accordance with the policies approved by the Board.

•	Monitoring, analysis and control of the limits defined in the Risk Framework and the key credit risk indicators of each zone, segment or product, identifying possible sources of concern.

•	Analyze the relevant aspects of the risk (exogenous variables), which could eventually materialize in possible losses for the business (emerging risks).

•	Analyze and propose eventual changes in the policies and procedures used by the Bank for the administration, control and management of risks, when inconsistencies or vulnerabilities are verified.

•	Encourage compliance by the Bank with the best corporate governance practices in risk management.

•	Pre-review the documents of type 0 and 1 (Frames and Models) that were defined in the Approval Hierarchy model, which must then be approved by the Board.

•	Perform, according to the calendar proposed by the Risk Department or on request, the sectoral analyzes considered relevant.

•	Review of risks in terms of Risk Compliance and Reputational Risk

•	Any other task that the Board deems necessary.

The following diagram illustrates the governance of our credit risk division including the committees with approval power:

Role of Santander Spain’s Global Risk Department: Credit Risk

In matters regarding Credit Risk, Santander Spain’s Global Risk Department has the following role:

•	All credit risks greater than U.S.$80 million, after being approved locally, are reviewed by Santander Spain. This additional review ensures that no global exposure limit is being breached.

•	In standardized risks, the consumer and mortgage scoring models are developed locally but are reviewed and approved by Santander Spain’s Global Risk Department.

•	For each scoring model, a quarterly Risk Report is prepared, which is reviewed locally and is also sent to Santander Analytics (Santander Spain). This report includes the evolution of basic credit risk parameters such as loan amounts, non-performance, charge-offs and provisions.

•	Monthly, the Controller of the Risk Department sends a report to Santander Spain’s Global Risk Department covering all the main indicators regarding credit risk and the evolution of credit risk as compared to the budgeted levels.

Credit Approval: Loans approved on an individual basis

In preparing a credit proposal for a corporate client whose loans are approved on an individual basis, Santander-Chile’s personnel verifies such parameters as debt servicing capacity (typically including projected cash flows), the company’s financial history and projections for the economic sector in which it operates. The Risk Division is closely involved in this process, and prepares the credit application for the client. All proposals contain an analysis of the client, a rating and a recommendation. Credit limits are determined not on the basis of outstanding balances of individual clients, but on the direct and indirect credit risk of entire financial groups. For example, a corporation will be evaluated together with its subsidiaries and affiliates.

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

As a part of a qualitative assessment of whether a customer is in default, the Bank also considers a variety of instances that may indicate unlikeliness to pay. Such events include:

•	Internal rating of the borrower indicating default or near-default;

•	The borrower requesting emergency funding from the Bank;

•	The borrower having past due liabilities to public creditors or employees;

•	The borrower is deceased;

•	A material decrease in the underlying collateral value where the recovery of the loan is expected from the sale of the collateral;

•	A material decrease in the borrower’s turnover or the loss of a major customer;

•	A covenant breach not waived by the Bank;

•	The debtor (or any legal entity within the debtor’s group) filing for bankruptcy application/protection; and/or

•	Debtor’s listed debt or equity suspended at the primary exchange because of rumors or facts about financial difficulties.

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

As of December 31, 2019, 89% our total investment portfolio corresponds to securities issued by the Chilean Central Bank and US treasury notes.

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

The main types of collateral obtained are, as follows:

•	For securities lending and reverse repurchase transactions, cash or securities

•	For corporate and small business lending, charges over real estate properties, inventory and trade receivables and, in special circumstances, government guarantees

•	For retail lending, mortgages over residential properties

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

IL= EXP x PNP x SEV

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

In accordance with such policy, every year we update appraisals of fair value of collateral before the end of the 24 month period for certain customers and such updated appraisals are considered in the calculation of the allowance for loan losses. The number of updated appraisals performed in 2015 as 43, in 2016 was 142, in 2017 was 257 and such updated appraisals were performed mainly because of changes in customer conditions (renegotiation deterioration of financial situation increase in credit line).

For loans classified in the C and D categories, loan loss allowances are based mainly on the fair value of the collateral, adjusted for an estimate cost to sell, that each of these loans have. Allowance percentage for each category is then based on the fair value of the collateral, or the expected future cash flow from the loan for each individually evaluated non-performing loans.

Loans analyzed on a collective basis

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

The following table sets forth the required loan loss allowance for residential mortgage loans:

Bank	Loan type	Allowance Level(1) (Loss rate)

Residential mortgage	Performing	Bank (excluding Select)		Santander Select
		0.00%-5.18%		0.00%-3.88%

	Renegotiated mortgage loans which were less than 90 days past due at the time of renegotiation (2)	0.16%-8.37%

	Renegotiated mortgage loans which were more than 90 days past due at the time of renegotiation (2)	5.58%-26.25%

	Non-performing mortgage	Loan to Value
		0-60	5.58%
		60-80	8.48%
		80-90	11.93%
		>90	16.25%

1.	Percentage of loans outstanding

2.	This category relates only to loans which were renegotiated and were less than 90 days past due at the time of renegotiation, migrating from such category as they reached 90 days past due since renegotiation.

Analysis of Santander-Chile’s Loan Classification

The following table shows classifications of our individually assessed loans and related provisions as of December 31, 2019 and 2018 according to IFRS 9.

	As of December 31, 2019
Commercial	Stage 1	Stage 2	Stage 3	Total Individually Assessed	Percentage	Stage 1	Stage 2	Stage 3		Total ECL Allowance	Percentage
	(in Ch$ millions)				%	(in Ch$ millions)					%
A1	99,042	–	–	99,042	0.30	2	–			2	0.00%
A2	907,659	37	–	907,696	2.78	443	–			443	0.05%
A3	2,418,990	61	–	2,419,051	7.41	2,617	–			2,617	0.29%
A4	3,262,671	7,184	–	3,269,855	10.01	4,399	22			4,421	0.49%
A5	2,188,717	22,163	–	2,210,880	6.77	7,618	515			8,133	0.91%
A6	1,086,401	47,157	487	1,134,045	3.47	6,461	1,410	20	/8	8,079	0.90%
B1	–	603,201	–	603,201	1.85	–	12,641	–		12,641	1.41%
B2	–	82,781	560	83,341	0.26	–	3,773	205		3,978	0.44%
B3	–	85,034	817	85,851	0.26	–	3,367	261		3,628	0.40%
B4	–	83,039	50,662	133,701	0.41	–	4,085	21,910		25,995	2.90%
C1	–	45,433	113,004	158,437	0.49	–	3,516	50,440		53,956	6.02%
C2	–	8,865	66,965	75,830	0.23	–	614	28,504		29,118	3.25%
C3	–	15,762	32,839	48,601	0.15	–	221	11,281		11,502	1.28%
C4	–	2,405	38,967	41,372	0.13	–	170	20,039		20,209	2.26%
C5	–	847	44,057	44,904	0.14	–	43	27,586		27,629	3.08%
C6	–	998	52,649	53,647	0.16	–	12	35,732		35,744	3.99%
Subtotal	9,963,480	1,004,967	401,007	11,369,454	34.80	21,540	30,389	196,166		249,095	27.69%

Commercial	Stage 1	Stage 2	Stage 3	Total Collectively Assessed	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	(in Ch$ millions)				%	(in Ch$ millions)				%
Commercial	3,839,143	240,100	413,628	4,492,871	13.75	35,887	25,555	197,032	258,474	28.84%
Mortgage	10,275,966	457,948	529,081	11,262,995	34.47	8,446	14,509	78,104	101,059	11.28%
Consumer	4,963,047	292,718	290,430	5,546,195	16.98	67,396	50,808	170,263	288,467	32.19%
Subtotal	19,078,156	990,766	1,233,139	21,302,061	65.20	111,729	90,872	445,399	648,000	72.31%
Total	29,041,636	1,995,733	1,634,146	32,671,515	100.00	133,269	121,261	641,565	896,095	100.00%

	As of December 31, 2018
Commercial	Stage 1	Stage 2	Stage 3	Total Individually Assessed	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	(in Ch$ millions)				%	(in Ch$ millions)				%
A1	29,998			29,998	0.10%	2	–	–	2	0.00%
A2	1,074,789			1,074,789	3.56%	525	–	–	525	0.06%
A3	2,699,684	309		2,699,993	8.94%	2,526	–	–	2,526	0.29%
A4	3,200,608	16,546		3,217,154	10.65%	8,865	323	–	9,188	1.04%
A5	1,755,259	26,141		1,781,400	5.90%	11,296	453	–	11,749	1.33%
A6	935,499	45,671		981,170	3.25%	6,975	2,213	–	9,188	1.04%
B1	–	494,915	187	495,102	1.64%	–	14,107	79	14,186	1.61%
B2	–	81,955	156	82,111	0.27%	–	2,786	66	2,852	0.32%
B3	–	67,089	614	67,703	0.22%	–	3,841	233	4,074	0.46%
B4	–	47,653	45,480	93,133	0.31%	–	2,488	19,688	22,176	2.51%
C1	–	46,383	108,325	154,708	0.51%	–	2,548	48,147	50,695	5.75%
C2	–	15,678	39,246	54,924	0.18%	–	1,261	18,171	19,432	2.20%
C3	–	19,655	26,204	45,859	0.15%	–	733	10,803	11,536	1.31%
C4	–	3,560	32,445	36,005	0.12%	–	246	17,077	17,323	1.96%
C5	–	703	64,762	65,465	0.22%	–	32	40,541	40,573	4.60%
C6	–	1,525	69,510	71,035	0.22%	–	35	43,310	43,345	4.91%
Subtotal	9,695,837	867,783	386,929	10,950,549	36.24%	30,189	31,066	198,115	259,370	29.39%

Commercial	Stage 1	Stage 2	Stage 3	Total Collectively Assessed	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	(in Ch$ millions)				%	(in Ch$ millions)				%
Commercial	3,616,969	232,472	386,154	4,235,595	14.02%	43,541	24,574	179,317	247,432	28.04%
Mortgage	4,341,740	249,039	285,510	4,876,289	16.14%	70,904	54,372	159,066	284,342	32.22%
Consumer	9,258,962	447,496	444,523	10,150,981	33.60%	9,006	15,102	67,162	91,270	10.34%
Subtotal	17,217,671	929,007	1,116,187	19,262,865	63.76%	123,451	94,048	405,545	623,044	70.61%
Total	26,913,508	1,796,790	1,503,116	30,213,414	100.00%	153,640	125,114	603,660	882,414	100.00%

The following tables provide statistical data regarding the classification of our loans analyzed on an individual basis as of December 31, 2017 based on IAS 39.

	As of December 31, 2017
Category	Individual	Percentage	Allowance	Percentage
	Ch$ million	%	Ch$ million	%
Individualized business
A1	1,051,072	3.79	827	0.10
A2	5,957,305	21.49	18,514	2.34
A3	2,176,779	7.85	27,894	3.53
B	539,074	1.94	32,089	4.06
C1	145,033	0.52	2,604	0.33
C2	56,871	0.21	5,104	0.65
C3	39,825	0.14	8,935	1.13
C4	53,261	0.19	19,120	2.42
D1	71,896	0.26	41,941	5.30
D2	77,048	0.28	62,234	7.87
Total	10,168,164	36.67	219,262	27.73

Write-offs

As a general rule, charge-offs should be done when all collection efforts have been exhausted. These charge- offs consist of de-recognition from the Consolidated Statements of Financial Position of the corresponding loans operations in its entirety, and, therefore, include portions not past-due of a loan in the case of installments loans or leasing operations (no partial charge-offs exists). Subsequent payments obtained from charged-off loans will be recognized in the Consolidated Statement of Income as a recovery of loans previously charged-off. Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments based on the time periods expired since reaching overdue status, as described below:

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

Analysis of Stage 1, Stage 2 and Stage 3 loans

Commercial loans at amortized cost

In 2019, commercial loans grew 4.2% or Ch$676,180 million with growth mainly coming from our Middle-market segment. In 2019, there was a rise in commercial loans transferred to Stage 3 and an increase in write-offs due: (i) to the slower economic growth, which affected mainly loans in the SME segment as a result of the social unrest, and (ii) an increase in write-off of commercial loans in the Middle-market segment as a result of an acceleration of legal and collection proceedings for various specific lenders, which permitted the Bank to accelerate the charge-off period for these clients. In 2019, the Bank continued to remain selective in the SME loan book included in the retail banking segment and originated few new assets among this sub-segment, so as this loan book aged, it represented the bulk of increase and transfers to Stage 2 and Stage 3 loans.

	Stage 1		Stage 2		Stage 3		Total
Commercial loans	Individual	Collective	Individual	Collective	Individual	Collective
	(In millions of Ch$)
Gross carrying amount at January 1, 2019	9,695,837	3,644,407	867,783	235,239	386,929	387,265	15,217,460
Transfers
Transfers to stage 2	(518,990)	(347,678)	518,990	347,678	–	–	–
Transfers to stage 3	–	(41,696)	–	–	–	41,696	–
Transfers to stage 3	–	–	(132,136)	(230,125)	132,136	230,125	–
Transfers to stage 1	158,935	159,009	(158,935)	(159,009)	–	–	–
Transfers to stage 2	–	–	11,229	120,293	(11,229)	(120,293)	–
Transfers to stage 1	–	1,134	–	–	–	(1,134)	–
Net changes of financial assets	542,311	415,524	(119,884)	(68,960)	(24,788)	(31,945)	712,258
Write-off	–	–	–	–	(83,845)	(94,004)	(177,849)
Foreign Exchange adjustments and others	330,171	(236,341)	17,920	(5,016)	1,804	1,918	110,456
At December 31, 2019	10,208,264	3,594,359	1,004,967	240,100	401,007	413,628	15,862,325

Mortgage loans at amortized cost

In 2019, mortgage loans grew 11.0% or Ch$1,112,014 million, as the lower long-term interest rates drove clients to take out more mortgages. Mortgage loans classified in Stage 3 increased 19%, due to overall loan growth in this product and greater transfers from Stage 2 to Stage 3 as a result of the deceleration of economic growth in the fourth quarter as a result of the social unrest, which resulted in a rise in early non-performance.

	Stage 1	Stage 2	Stage 3
Mortgage loans	Collective	Collective	Collective	Total
	(in millions of Ch$)
Gross carrying amount at January 1, 2019	9,258,962	447,496	444,523	10,150,981
Transfers
Transfers to stage 2	(481,646)	481,646	–	–
Transfers to stage 3	(60,329)	–	60,329	–
Transfers to stage 3	–	(333,706)	333,706	–
Transfers to stage 1	361,293	(361,293)	–	–
Transfers to stage 2	–	250,896	(250,896)	–
Transfers to stage 1	2,338	–	(2,338)	–
Net changes on financial assets	1,131,941	(35,200)	(24,539)	1,072,202
Write-off	–	–	(34,184)	(34,184)
Foreign exchange adjustments and others	63,407	8,109	2,480	73,996
At December 31, 2019	10,275,966	457,948	529,081	11,262,995

Consumer loans at amortized cost

In 2019, consumer loans grew 13.7% or Ch$ 669,906 million with growth mainly coming from our high-income earners, the acquisition of Santander Consumer Finance Chile and a continued decrease of loans among low income earners. The latter also explains the reduction in Stage 3 consumer loans as assets repaid or written off in Stage 3 outpaced the new assets originated or transferred to these stages. This trend began to reverse at year-end 2019 during the period of social unrest.

	Stage 1	Stage 2	Stage 3
Consumer loans	Collective	Collective	Collective	Total
	(In millions of Ch$)
Gross carrying amount at January 1, 2019	4,727,464	295,132	300,193	5,322,789
Transfers
Transfers to stage 2	(358,403)	358,403	–	–
Transfers to stage 3	(25,210)	–	25,210	–
Transfers to stage 3	–	(248,494)	248,494	–
Transfers to stage 1	130,611	(130,611)	–	–
Transfers to stage 2	–	56,489	(56,489)	–
Transfers to stage 1	514	–	(514)	–
Net changes on financial assets	430,777	(45,093)	(3,605)	382,079
Write-off	–	–	(223,919)	(223,919)
Foreign Exchange adjustments	57,294	6,892	1,060	65,246
At December 31, 2019	4,963,047	292,718	290,430	5,546,195

Analysis and Classification of Loan Portfolio Based on the Borrower’s Payment Performance

The following table analyzes our non-performing and impaired loans. Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest. For 2019 and 2018 impaired loans include all loans classified as Stage 3 according to IFRS 9. Prior to January 1, 2018, impaired loans include: (i) all loans to a single client that are evaluated on a group basis, including performing loans, that have a loan classified as non-performing, (ii) all renegotiated consumer loans and (iii) all commercial loans at risk of default. See “Note 9—Loans and Accounts Receivables from Customers—(a) Loans and accounts receivable from customers” in the Audited Consolidated Financial Statements.

	2019 (1)	2018 (1)	2017	2016	2015
	(Ch$ million)
Total loans	32,671,515	30,213,414	27,725,914	27,206,431	25,300,757
Allowance for loan losses	896,095	882,414	791,157	790,605	762,301
Impaired loans(2)	1,634,146	1,503,116	1,803,173	1,615,441	1,669,340
Impaired loans as a percentage of total loans	5.00%	4.97%	6.50%	5.94%	6.60%
Amounts non-performing	671,336	631,649	633,461	564,131	643,468
To the extent secured(3)	375,052	323,095	318,218	298,537	283,731
To the extent unsecured	296,284	308,554	315,243	265,594	359,737
Amounts non-performing as a percentage of total loans	2.05%	2.09%	2.28%	2.07%	2.54%
To the extent secured(3)	1.15%	1.07%	1.15%	1.10%	1.12%
To the extent unsecured	0.91%	1.02%	1.14%	0.98%	1.42%
Loans loss allowances as a percentage of:
Total loans	2.74%	2.92%	2.85%	2.91%	3.01%
Total amounts non-performing	133.48%	139.70%	124.89%	140.15%	118.47%
Total amounts non-performing- unsecured	302.44%	285.98%	250.97%	297.67%	211.91%

(1)	For 2019 and 2018, loan information corresponds to loans at amortized cost in accordance with IFRS 9. See “Note 9— Loans and Account Receivable at Amortized Cost - under IFRS 9” of the Audited Consolidated Financial Statements.

(2)	For 2018 and 2019 impaired loans include all loans classified as Stage 3 according to IFRS 9. See “Note 9— Loans and Account Receivable at Amortized Cost - under IFRS 9” of the Audited Consolidated Financial Statements. Prior to January 1, 2018, impaired loans include (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C4, D1 and D2 and (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated. Renegotiated loans on which payments are not past-due are not ordinarily classified as non-performing loans, but do not accrue interest.

(3)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A break-down of the loans included in the previous table which have been classified as impaired, including renegotiated loans, is as follows:

	As of December 31, 2019
Impaired loans at amortized cost	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Total impaired loans at amortized cost	814,635	529,081	290,430	1,634,146

In 2019, we saw an increase in impaired loans (Stage 3) in our portfolio due to the effects of the social unrest in the latter part of the year.

	As of December 31, 2018
Impaired loans at amortized cost	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Total impaired loans at amortized cost	773,083	444,523	285,510	1,503,116

In 2018, we saw a decrease in impaired loans (Stage 3) in our portfolio despite a strong increase in loan volumes during the year. Apart from the adoption of IFRS 9 criteria, this was due to an improvement in management of client risk and risk appetite.

	As of December 31, 2017
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	368,522	161,768	103,171	633,461
Commercial loans at risk of default (1)	427,890	–	–	427,890
Other impaired loans consisting mainly of renegotiated loans (2)	217,091	300,776	223,955	741,822
Total	1,013,503	462,544	327,126	1,803,173

	As of December 31, 2016
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	316,838	147,572	99,721	564,131
Commercial loans at risk of default (1)	439,707	–	–	439,707
Other impaired loans consisting mainly of renegotiated loans (2)	172,624	250,116	188,863	611,603
Total	929,169	397,688	288,584	1,615,441

	As of December 31, 2015
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	346,868	183,133	113,467	643,468
Commercial loans at risk of default (1)	486,685	–	–	486,685
Other impaired loans consisting mainly of renegotiated loans (2)	108,330	213,014	217,843	539,187
Total	941,883	396,147	331,310	1,669,340

(1)	Total loans to a debtor, whose allowance level is determined on an individual basis with a risk of defaulting.

(2)	Renegotiated loans for loans whose loan loss allowance is analyzed on a group basis.

As of December 31, 2019 and 2018 under IFRS 9

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

	As of December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
	(in millions of Ch$)
Gross carrying amount	29,041,636	1,995,733	1,634,146	32,671,515
Modified loans	–	512,529	611,316	1,123,845
%	–	25.7%	37.4%	3.4%

ECL allowance	133,269	121,261	641,565	896,095
Modified loans	–	36,329	242,649	278,978
%	–	30.0%	37.8%	31.1%

	As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
	(in millions of Ch$)
Gross carrying amount	26,913,508	1,796,790	1,503,116	30,213,414
Modified loans	–	582,513	815,094	1,397,607
%		32.4%	54.2%	4.6%

ECL allowance	153,640	125,114	603,660	882,414
Modified loans	–	44,099	323,802	367,901
%	–	35.3%	53.6%	41.7%

The following table shows the success rate of renegotiated consumer and residential loans used for management purposes, for the periods indicated. The success rate for consumer loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2019, minus the amount of such renegotiated loans that have been charged off as of December 31, 2019, divided by (ii) the total amount of such renegotiated loans. The success rate for residential mortgage loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2019, divided by (ii) the total amount of such renegotiated loans. A charge-off of a residential mortgage loan is not generally included in measuring the success rate of mortgage renegotiations since the period to charge-off a mortgage loan is 48 months after an installment is past-due.

Period of Renegotiation	Success Rate Consumer Loans at December 31, 2019	Residential Mortgage Loans at December 31, 2019
First Quarter 2018	44.9%	74.3%
Second Quarter 2018	46.4%	78.0%
Third Quarter 2018	49.3%	76.8%
Fourth Quarter 2018	55.9%	77.4%
First Quarter 2019	65.3%	79.4%
Second Quarter 2019	75.7%	92.3%
Third Quarter 2019	93.4%	83.5%
Fourth Quarter 2019	98.8%	78.5%

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

Modified loans(1)	2017
(In millions of Ch$)
Commercial loans collectively evaluated for impairment	111,963
Residential mortgage loans	120,109
Consumer loans	187,967
Total modified loans	420,039

(1)	Modified loans include loans collectively evaluated for impairment that were not classified as non-performing in which certain concessions were made to the client. The main type of concession given by the Bank is a reduction of interest, with forgiveness of principal occurring on rare occasions.

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

Analysis of Loan Loss Allowances

The following tables show for 2019 the movement of provisions for expected credit losses for loans at amortized cost according to IFRS 9:

Commercial loans

	Stage 1		Stage 2		Stage 3
	Individual	Collective	Individual	Collective	Individual	Collective	Total
	(In millions of Ch$)
ECL allowance at January 1, 2019(*)	30,189	44,104	31,066	24,945	198,115	179,771	508,190
Transfers
Transfers to stage 2	(7,786)	(20,058)	17,237	68,705	–	–	58,098
Transfers to stage 3	–	(2,666)	–	–	–	16,087	13,421
Transfers to stage 3	–	–	(8,567)	(42,601)	44,203	71,200	64,235
Transfers to stage 1	1,576	4,838	(7,525)	(22,278)	–	–	(23,389)
Transfers to stage 2	–	–	685	9,667	(3,867)	(27,482)	(20,997)
Transfers to stage 1	–	88	–	–	–	(242)	(154)
Net changes of the exposure and modifications in credit risk	(6,948)	14,199	(3,151)	(12,533)	41,365	54,962	87,894
Write-off	–	–	–	–	(83,844)	(94,014)	(177,858)
Foreign exchange adjustments and others	4,508	(4,617)	644	(350)	193	(3,249)	(2,871)
At December 31, 2019	21,539	35,888	30,389	25,555	196,165	197,033	506,569

(*)       Include loans and ECL balances of the acquired Santander Consumer Chile S.A.

Mortgage loans

	Stage 1	Stage 2	Stage 3
	Collective	Collective	Collective	Total
	(in millions of Ch$)
ECL allowance at January 1, 2019	9,006	15,102	67,162	91,270
Transfers
Transfers to stage 2	(3,318)	20,509	–	17,191
Transfers to stage 3	(311)	–	5,994	5,683
Transfers to stage 3	–	(12,598)	31,654	19,056
Transfers to stage 1	1,374	(13,849)	–	(12,475)
Transfers to stage 2	–	8,341	(29,303)	(20,962)
Transfers to stage 1	6	–	(193)	(187)
Net changes of the exposure and modifications in credit risk	1,655	(3,054)	32,561	31,162
Write-off	–	–	(34,184)	(34,184)
Foreign exchange adjustments and others	34	58	4,413	4,505
At December 31, 2019	8,446	14,509	78,104	101,059

Consumer loans

	Stage 1	Stage 2	Stage 3
	Collective	Collective	Collective	Total
	(in millions of Ch$)
ECL allowance at January 1, 2019 (*)	75,495	60,467	165,052	301,014
Transfers
Transfers to stage 2	(28,717)	109,916	–	81,199
Transfers to stage 3	(1,633)	–	11,699	10,066
Transfers to stage 3	–	(78,909)	111,334	32,425
Transfers to stage 1	7,941	(32,506)	–	(24,565)
Transfers to stage 2	–	17,002	(31,914)	(14,912)
Transfers to stage 1	47	–	(233)	(186)
Net changes of the exposure and modifications in the credit risk	15,641	(25,712)	135,298	125,227
Write-off	–	–	(223,919)	(223,919)
Foreign Exchange adjustments	(1,378)	550	2,946	2,118
At December 31, 2019	67,396	50,808	170,263	288,467

(*) Include loans and ECL balances of the acquired Santander Consumer Chile S.A.

The following tables show for 2018 the movement of provisions for expected credit losses for loans at amortized cost according to IFRS 9:

Commercial loans

	Stage 1		Stage 2		Stage 3
	Individual	Collective	Individual	Collective	Individual	Collective	Total
	(in millions of Ch$)
ECL allowance at January 1, 2018	29,797	50,014	28,282	23,041	191,397	160,182	482,713
Transfers
Transfers to stage 2	(2,719)	(1,525)	8,005	8,169	–	–	11,930
Transfers to stage 3	(241)	(2,697)	–	–	6,612	29,839	33,513
Transfers to stage 3	–	–	(5,541)	(6,776)	22,705	17,475	27,863
Transfers to stage 1	167	553	(411)	(3,402)	–		(3,093)
Transfers to stage 2	–		330	1,854	(1,704)	(6,776)	(6,296)
Transfers to stage 1	–	22	–	–	–	(72)	(50)
Net changes of the exposure and modifications in the credit risk	4,105	3,770	2,740	2,855	1,251	29,253	43,974
Write-off	–	–	–		(37,439)	(58,510)	(95,949)
Foreign Exchange adjustments	(920)	(6,696)	(2,339)	(1,167)	15,293	7,926	12,197
At December 31, 2018	30,189	43,541	31,066	24,574	198,115	179,317	506,802

Mortgage loans

	Stage 1	Stage 2	Stage 3
	Collective	Collective	Collective	Total
	(in millions of Ch$)
ECL allowance at January 1, 2018	14,602	20,227	73,190	108,019
Transfers
Transfers to stage 2	(516)	3,846	–	3,330
Transfers to stage 3	(383)	–	9,060	8,677
Transfers to stage 3	–	(2,518)	8,056	5,538
Transfers to stage 1	263	(6,255)	–	(5,992)
Transfers to stage 2	–	2,296	(10,185)	(7,889)
Transfers to stage 1	232	–	(232)	–
Net changes of the exposure and modifications in the credit risk	1,601	575	(1,784)	392
Write-off	–	–	(13,548)	(13,548)
Foreign Exchange adjustments	(6,793)	(3,069)	2,605	(7,257)
At December 31, 2018	9,006	15,102	67,162	91,270

Consumer loans

	Stage 1	Stage 2	Stage 3
	Collective	Collective	Collective	Total
	(in millions of Ch$)
ECL allowance at January 1, 2018	72,712	54,557	170,090	297,359
Transfers
Transfers to stage 2	(2,117)	14,655	–	12,538
Transfers to stage 3	(1,431)	–	16,311	14,880
Transfers to stage 3	–	(3,913)	10,721	6,808
Transfers to stage 1	1,320	(4,890)	–	(3,570)
Transfers to stage 2	–	2,943	(9,107)	(6,164)
Transfers to stage 1	18	–	(18)	–
Net changes of the exposure and modifications in the credit risk	3,782	(8,572)	42,194	37,404
Write-off	–	–	(64,506)	(64,506)
Foreign Exchange adjustments	(3,380)	(408)	(6,619)	(10,407)
At December 31, 2018	70,904	54,372	159,066	284,342

As of January 1, 2018, the Bank has adopted IFRS 9. The following table reconciles the prior period’s closing impairment allowance measured in accordance with the IAS 39 incurred loss model to the new expected loss impairment model according to IFRS 9.

	Loans loss allowance under IAS 39	Reclassification	Remeasurement	Loans loss allowance under IFRS 9
	(in millions of Ch$)
Loans and receivable (IAS 39)/ Financial assets at amortised cost (IFRS 9)
Interbank loans	472	(472)	–	–
Loans and account receivable from customers	790,685	84	97,322	888,091
Total loans and account receivable at amortised cost	791,157	(388)	97,322	888,091

The following table provides the details of the roll-forwards in 2017, 2016 and 2015 of our allowance for loan losses under IAS 39, including decrease of allowances due to charge-offs, allowances established, allowances released, gross provision expense and opening and closing balance:

	Commercial loans		Mortgage loans	Consumer loans
Activity during 2017	Individual	Group	Group	Group	Interbank loan	Total
	(in millions of Ch$)
Balances as of December 31, 2016	246,336	183,106	57,009	300,019	4,135	790,605
Allowances established (1)	64,658	148,681	43,621	252,038	307	509,305
Allowances released (2)	(55,925)	(20,491)	(11,427)	(46,089)	(3,970)	(137,902)
Released allowances by charge- off (3)	(36,279)	(92,223)	(20,137)	(222,212)	–	(370,851)
Balances as of December 31, 2017	218,790	219,073	69,066	283,756	472	791,157

	Commercial loans		Mortgage loans	Consumer loans
Activity during 2016	Individual	Group	Group	Group	Interbank loan	Total
	(in millions of Ch$)
Balances as of December 31, 2015	256,505	174,696	62,427	267,507	1,166	762,301
Allowances established (1)	61,002	133,855	50,892	280,544	3,052	529,345
Allowances released (2)	(43,183)	(14,432)	(34,246)	(30,790)	(83)	(122,734)
Released allowances by charge- off (3)	(27,988)	(111,013)	(22,064)	(217,242)	–	(378,307)
Balances as of December 31, 2016	246,336	183,106	57,009	300,019	4,135	790,605

	Commercial loans		Mortgage loans	Consumer loans
Activity during 2015	Individual	Group	Group	Group	Interbank loan	Total
	(in millions of Ch$)
Balances as of December 31, 2015	215,852	165,697	48,744	254,023	1	684,317
Allowances established (1)	124,968	136,778	34,373	248,937	1,357	546,413
Allowances released (2)	(46,614)	(17,885)	(7,205)	(18,126)	(192)	(90,022)
Released allowances by charge- off (3)	(37,701)	(109,894)	(13,485)	(217,327)	–	(378,407)
Balances as of December 31, 2015	256,505	174,696	62,427	267,507	1,166	762,301

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(2)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

Allocation of the Loan Loss Allowances

The following tables set forth, as of December 31, 2019 and 2018 according to IFRS 9 and for the previous four years listed under IAS 39, the proportions of our required loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans at each such date.

	As of December 31, 2019
	Total ECL Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans at amortized cost	Allowance amount as a percentage of total allowances for loans at amortized cost
	Ch$ million
Commercial loans
Interbank loans	1	0.0%	0.0%	0.0%
Commercial loans	384,124	3.3%	1.2%	42.9%
Foreign trade loans	28,387	1.7%	0.1%	3.2%
Checking accounts debtors	11,900	6.0%	0.0%	1.3%
Factoring transactions	3,296	0.7%	0.0%	0.4%
Student loans	9,319	13.1%	0.0%	1.0%
Leasing transactions	44,645	3.1%	0.1%	5.0%
Other loans and accounts receivable	24,615	10.1%	0.1%	2.7%
Subtotals	506,569	3.2%	1.6%	56.5%
Residential mortgage loans
Loans with mortgage finance bonds	137	1.1%	0.0%	0.0%
Mortgage mutual loans	816	0.8%	0.0%	0.1%
Other mortgage mutual loans	100,106	0.9%	0.3%	11.2%
Subtotals	101,059	0.9%	0.3%	11.3%
Consumer loans
Installment consumer loans	255,061	6.5%	0.8%	28.5%
Credit card balances	27,337	2.0%	0.1%	3.1%
Consumer leasing contracts	122	3.1%	0.0%	0.0%
Other consumer loans	5,947	2.4%	0.0%	0.7%
Subtotals	288,467	5.2%	0.9%	32.2%
Totals loans to clients	896,095	2.7%	2.7%	100.0%

	As of December 31, 2018
	Total ECL Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans at amortized cost	Allowance amount as a percentage of total allowances for loans at amortized cost
	Ch$ million
Commercial loans
Interbank loans	10	0.1%	0.0%	0.0%
Commercial loans	368,786	3.3%	1.2%	41.8%
Foreign trade loans	39,917	2.3%	0.1%	4.5%
Checking accounts debtors	13,784	6.4%	0.0%	1.6%
Factoring transactions	4,353	1.1%	0.0%	0.5%
Student loans	11,190	14.0%	0.0%	1.3%
Leasing transactions	38,800	2.7%	0.1%	4.4%
Other loans and accounts receivable	29,962	18.2%	0.1%	3.4%
Subtotals	506,802	3.3%	1.7%	57.4%
Residential mortgage loans
Loans with mortgage finance bonds	177	1.0%	0.0%	0.0%
Mortgage mutual loans	805	0.7%	0.0%	0.1%
Other mortgage mutual loans	90,288	0.9%	0.3%	10.2%
Subtotals	91,270	0.9%	0.3%	10.3%
Consumer loans
Installment consumer loans	247,387	7.8%	0.8%	28.0%
Credit card balances	28,788	2.0%	0.1%	3.3%
Consumer leasing contracts	127	3.1%	0.0%	0.0%
Other consumer loans	8,040	3.0%	0.0%	0.9%
Subtotals	284,342	5.8%	0.9%	32.2%
Totals loans to clients	882,414	2.9%	2.9%	100.0%

	As of December 31, 2017				As of December 31, 2016
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances
	Ch$ Million
Commercial loans
Commercial loans	301,990	3.0%	1.1%	38.2%	308,166	3.1%	1.1%	39.0%
Foreign trade loans	50,470	3.2%	0.2%	6.4%	57,820	3.2%	0.2%	7.3%
Checking accounts debtors	14,466	7.4%	0.1%	1.8%	9,648	5.4%		1.2%
Factoring transactions	5,995	1.3%	–	0.8%	5,407	1.8%	–	0.7%
Leasing transactions	30,322	2.1%	0.1%	3.8%	23,139	1.6%	0.1%	2.9%
Other loans and accounts receivable	34,620	14.4%	0.1%	4.4%	25,262	11.4%	0.1%	3.2%
Subtotals	437,863	3.1%	1.6%	55.3%	429,442	3.1%	1.6%	54.3%
Residential mortgage loans
Loans with mortgage finance bonds	123	0.5%	–	–	16	–	–	–
Mortgage mutual loans	594	0.5%	–	0.1%	190	0.2%	–	–
Other mortgage mutual loans	68,349	0.8%	0.2%	8.6%	56,803	0.7%	0.2%	7.2%
Subtotals	69,066	0.8%	0.2%	8.7%	57,009	0.7%	0.2%	7.2%

	As of December 31, 2017				As of December 31, 2016
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances
	Ch$ Million
Consumer loans
Installment consumer loans	240,962	8.3%	0.9%	30.5%	249,545	9.2%	0.9%	31.6%
Credit card balances	33,401	2.4%	0.1%	4.2%	41,063	2.8%	0.2%	5.2%
Consumer leasing contracts	62	1.3%	–	–	72	1.4%	–	–
Other consumer loans	9,331	3.4%	–	1.2%	9,339	3.4%	–	1.2%
Subtotals	283,756	6.2%	1.0%	35.9%	300,019	6.7%	1.1%	37.9%
Totals loans to clients	790,685	2.9%	2.9%	99.9%	786,470	2.9%	2.9%	99.5%
Interbank loans	472	0.3%	–	0.1%	4,135	1.5%	–	0.5%
Totals	791,157	2.9%	2.9%	100.0%	790,605	2.9%	2.9%	100.0%

	As of December 31, 2015
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances
	Ch$ Million
Commercial loans
Commercial loans	305,465	3.4%	1.2%	40.1%
Foreign trade loans	67,104	3.1%	0.3%	8.8%
Draft loans	9,869	4.2%	–	1.3%
Factoring transactions	5,955	2.2%	–	0.8%
Leasing transactions	25,437	1.7%	0.1%	3.3%
Other loans and accounts receivable	17,371	12.1%	0.1%	2.3%
Subtotals	431,201	3.2%	1.7%	56.6%
Residential mortgage loans
Loans with letters of credit	336	0.8%	–	–
Mortgage mutual loans	848	0.6%	–	0.1%
Other mortgage mutual loans	61,243	0.8%	0.2%	8.0%
Subtotals	62,427	0.8%	0.2%	8.1%
Consumer loans
Installment consumer loans	215,914	8.7%	0.9%	28.3%
Credit card balance	43,159	3.0%	0.2%	5.7%
Consumer leasing contracts	79	1.4%	–	–
Other consumer loans	8,355	3.5%	–	1.1%
Subtotals	267,507	6.4%	1.1%	35.1%
Totals loans to clients	761,135	3.0%	3.0%	99.8%
Interbank	1,166	10.7%	–	0.2%
Totals	762,301	3.0%	3.0%	100.0%

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

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Claudio Melandri Hinojosa	President	Asset and Liability Committee Strategy Committee (President) Market Committee Remuneration Committee	Apr-20

Rodrigo Vergara Montes	First Vice President	Market Committee Audit Committee Asset and Liability Committee (President) Strategy Committee	Apr-20

Orlando Poblete Iturrate	Second Vice President	Remuneration Committee (President) Audit Committee (President)	Apr-20

Felix de Vicente Mingo	Director	Asset and Liability Committee Audit Committee Integral Risk Committee Strategy Committee Management Appointment Committee (President)	Apr-20

Alfonso Gómez Morales	Director	Integral Risk Committee (President) Strategy Committee Remuneration Committee Market Committee Asset and Liability Committee	Apr-20

Ana Dorrego	Director	–	Apr-20

Rodrigo Echenique Gordillo	Director	–	Apr-20

Lucia Santa Cruz Sutil	Director	Strategy Committee Analysis and Resolution Committee Market committee	Apr-20

Directors	Position	Committees	Term Expires
Juan Pedro Santa Maria Perez	Director	Audit Committee (Secretary) Analysis and Resolution Committee (President) Integral Risk Committee	Apr-20

Blanca Bustamante Bravo	Alternate Director	Integral Risk Committee Strategy Committee Management Appointment Committee	Apr-20

Oscar von Chrismar Carvajal	Alternate Director	Integral Risk Committee Market Committee (President) Strategy Committee Management Appointment Committee Asset and Liability Committee Analysis and Resolution Committee	Apr-20

(1)	Rodrigo Echenique became a director on March 26, 2019, filling the vacancy left by the resignation of Andreu Plaza on March 12, 2019.

Claudio Melandri Hinojosa became the Executive Chairman on February 27, 2018 and is country head of Grupo Santander in Chile. He is also President of Santander Chile Holding S.A. and Vice President of Universia Chile S.A.. He has more than 30 years of experience in the financial industry and was Chief Executive Officer of Santander Chile from January 2010 to March 2018. He started his career in Banco Concepción and joined Grupo Santander in 1990, where he has held various positions of responsibility, including Regional Manager of the branch network, Human Resources Manager and Manager of Commercial Banking. He was also a Vice President at Banco Santander Venezuela for three years in the commercial area of this country. Mr. Melandri has degrees in Business and Accounting and holds a Master of Business Administration from the Universidad Adolfo Ibañez.

Rodrigo Vergara became a director and First Vice President of the Board on July 12, 2018. He was President of the Central Bank of Chile between 2011 and 2016 and was a member of the Central Bank of Chile between 2009 and 2011. Mr. Vergara is an associate researcher at the Centre of Public Studies (CEP) and Harvard’s Mossavar-Rahmani Center for Business and Government (Kennedy School). He is a professor of Economics at Pontificia Universidad Católica de Chile and also an economic consultant and board member for various companies. He graduated with an Economics Degree from the Pontificia Universidad Católica de Chile in 1985 and earned a Doctorate Degree in Economics from Harvard University in 1991. Between 1985 and 1995, he worked at the Central Bank of Chile where he was promoted to Chief Economist in 1992. He has been an economic consultant for central banks and governments within Latin America, Eastern Europe, Asia and Africa. He has also been an external consultant for the World Bank, the International Monetary Fund, the Inter-American Development Bank and the United Nations. He has served as a Presidential Advisor regarding Work and Equality, Advisor on the Free Trade Agreement between Chile and the US, the National Savings Commission and the National Foundation of Science and Technology Development (Conicyt). He is a member of the editorial council for the journal of Public Studies. Mr. Vergara is the author of numerous articles published in professional, specialized journals and edited various books.

Orlando Poblete Iturrate is the Second Vice President and has served on the Board since April 22, 2014. Since 1991, Mr. Poblete has been a professor at the Universidad de los Andes. Between 1997 and 2004, he was Dean of the Law School at the Universidad de los Andes and since 2014 he has served as Chancellor. He is also a partner at the law firm Orlando Poblete & Company. He is a member of the Counsel of the Arbitration and Mediation of Santiago of the Chamber of Commerce of Santiago. Previously, between 1979 and 1991, he was a professor of Procedural Law at the Universidad de Chile. Mr. Poblete is a lawyer from the University of Chile and has a Masters in Law from the same university. He is also a graduate of the Directive Management of Companies Program (PADE) of ESE Business School of the Universidad de los Andes.

Félix de Vicente Mingo became a director on March 27, 2018. He has a Commercial Engineering degree with mention in Economics from the Universidad de Chile. Between 2013 and 2014, he was Minister of Economy, Development and Tourism. Before this, he was a director of ProChile, the institution of the Ministry of Foreign

Affairs that promotes Chilean exports. His first position was in a fruit export company in the O’Higgins region of Chile and then Manager of Administration and Finance of Telemercados Europa, as well as being president and partner of various companies in Chile and abroad.

Alfonso Gómez became a director on March 27, 2018. He has Civil Engineering degree from the Universidad Católica de Chile, a Ph.D. of the Royal College of Art of London and he is an advisor to the Innovation Center UC Anacleto Angelini. He started his career in the Industrial and System Engineering Department of Universidad Católica de Chile. He was founder of various companies, such as Apple Chile, Unlimited and Virtualia, the first social network developed in Latin America. He has been a director of numerous companies and institutions such as National Council of Culture and the Arts and Fundación País Digital, and the National Council of Innovation. He was Dean of the Faculty of Engineering and later Dean of the Business School of the Adolfo Ibáñez University.

Ana Dorrego became a director on March 15, 2015. She has been working at the Santander Group since 2005, mainly in the Financial Planning and Corporate Development department, coordinating the Group’s planning processes and following up on the different Santander Group units and projects. She was director of E-business development director for the Santander Group and previously she was a corporate client relationship manager and commercial director of transactional banking at Bankinter. Ms. Dorrego holds a degree in Business Administration from the Universidad Pontificia de Comillas ICAI-ICADE, and a Master’s degrees in Business Administration from Deusto University – Bilbao, Spain, and Adolfo Ibañez, Miami/Chile.

Rodrigo Echenique Gordillo became a director on March 26, 2019. He has a law degree from the Universidad Complutense de Madrid. He is Vice President and executive director of the Santander Group and is a member of the board of directors of Santander Mexico. Mr. Echenique has important and vast experience in international banking. In 1976 he joined Banco Exterior de España as Deputy General Manager and head of legal services. He was later promoted to Deputy General Manager and member of the Executive Commission- and he was an Executive Director of Banco Santander S.A. between 1988 and 1994. He was a board member for various industrial and financial companies such as Ebro Azúcares y Alcoholes, S.A., e Industrias Agrícolas, S.A., and chaired the advisory council of Accenture S.A. He was also a non-executive president of NH Hotels Group, S.A., Vocento, S.A., Vallehermoso, S.A. and Merlin Properties, SOCIMI, S.A.

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

Juan Pedro Santa María Pérez became a director on July 24, 2012 after having served as Corporate Legal Director for Grupo Santander Chile, Legal Counsel for Santander-Chile, Banco O’Higgins and Banco Santiago. He has been President of the Legal Committee of the Asociación de Bancos e Instituciones Financieras de Chile for over 20 years and President Pro-Tempore of the Financial Law Committee of the Federación Latinoamericana de Bancos (FELABAN). He is a member of the Counsel of Arbitrage and Mediation of the Chamber of Commerce of Santiago. Mr. Santa María holds a degree in Law from the Pontificia Universidad Católica de Chile.

Blanca Bustamante Bravo became an alternate director on April 28, 2015. She holds a commercial engineering degree with mention in economics from Universidad Católica de Chile. Her professional experience includes the role of economic analyst for the Central Bank of Chile and research analyst for Oppenheimer & Co. in New York and IM Trust. In 1998, she joined Viña Concha y Toro as Head of Investor Relations, a position held until 2010. In 2001, she also became deputy manager of Corporate Communications. Currently she holds the position of Director of Corporative Affairs with responsibilities covering corporate communication and investor relations. Since 2013, she has been a director in the Center for Research & Innovation for Concha y Toro.

Oscar von Chrismar Carvajal joined the Board on December 22, 2009 and is currently an alternate director. Mr. von Chrismar holds a Civil Engineering degree from the Universidad de Santiago de Chile with specialist studies in the US and Europe. He is a director of Sinacofi and the Stock Exchange since April 2012. He joined Banco Santander in 1990 as a manager of the finance division. Between 1995 and 1996 he was General Manager of Banco Santander Peru. In 1997, he became the General Manager of Santander Chile, a position he held until December 2009 when he joined the Board of Directors. Mr. von Chrismar is also a board member of Banco Santander

Argentina and Peru and the Santiago Stock Exchange. Prior to joining the Santander Group he was Manager of the Finance Division for Morgan Bank and Manager of Finance of ING Bank. He has more than 25 years of experience in the banking industry.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Miguel Mata	Chief Executive Officer	Mar-18
Matias Sánchez	Director of Retail Banking	Mar-16
Fred Meller	Director of Corporate and Investment Banking	Jan-11
Jose Manuel Manzano	Director of Middle-Market	Apr-16
Emiliano Muratore	Chief Financial Officer	Apr-16
Guillermo Sabater	Financial Controller	Nov-15
Franco Rizza	Director of Risk	Feb-14
Ricardo Bartel	Director of Technology and Operations	Jun-15
María Eugenia de la Fuente	Director of Human Resources	Jun-15
Sergio Avila	Director of Administration and Costs	Mar-15
Jonathan Covarrubias	Chief Accounting Officer	May-19
Carlos Volante	Manager Clients and Service Quality	Jan-14
Cristian Florence	General Counsel	Sep-12
Oscar Gomez	Director of Internal Audit	Jan-20
Cristian Peirano	Director of Corporate Products	Apr-19

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

Matias Sánchez became Manager of Retail Banking in March 2016. He was the manager of Companies and Institutions between 2013 and 2016 at Santander Chile. Previously, he worked for 18 years in Banesto, part of Grupo Santander as the deputy general director of Commercial Banking, and as Chief Executive Officer of Gescoban Soluciones S.A.. Mr. Sánchez is an Economist of the Alicante University (Spain), with post-graduate studies in the Instituto de Empresa and IESE, both in Madrid. He also has a diploma in Leadership from Harvard Business School.

Fred Meller became Manager of Santander Corporate and Investment Banking in January 2011. Prior to that, he was Manager of Markets for Europe and UK for Santander Spain. Previously, he served as Treasurer and was a responsible for the Finance Division of Santander Chile. He was also General Manager of Santander Agente de Valores and is currently a director of Deposito Central de Valores Chile and is also President of Santander S.A. Corredores de Bolsa. Mr. Meller holds a commercial engineering degree from Universidad Central de Chile.

José Manuel Manzano became Manager of our Middle-market banking segment on April 1, 2016. Prior to that, he was Manager of Personnel, Organization and Costs of Banco Santander Chile since September 2013. He was Corporate Director of Risk since September 2007, and Manager of Human Resources for Santander-Chile since 1999. He was also General Manager of Santander Administradora General de Fondos and Managing Director of Santander AFAP in Uruguay. He is currently a director of Santander Chile Holding S.A., Santander Asset Management S.A. and Zurich Santander S.A. Mr. Manzano holds a Master of Business Administration and a commercial engineering degree from Universidad Católica de Chile.

Emiliano Muratore became the Chief Financial Officer for Santander-Chile in April 2016. From Buenos Aires, Argentina, he has more than 17 years of experience in the Santander Group. He joined Santander Rio (Argentina) in 1999 and after four years he was moved to the Group headquarters in Madrid as part of the Future Directors

Program, where he started his experience in the finance division. In 2006, he moved to Santander Chile where, in 2008, he was made Manager of the Financial Division, bearing responsibility for the management of structural financial risks. After eight years, he was promoted to Chief Financial Officer. Mr. Muratore has a degree in business from Universidad Católica Argentina in Buenos Aires and a postgraduate degree in finance from Universidad de San Andrés in Buenos Aires. Currently, he is chairman of the financial management and infrastructure committee at Chile’s Banking Association.

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

Ricardo Bartel became the Manager of Technology and Operation in June 2015 after joining Santander Chile in October 2014 as Manager of Operational Services of the same division. Mr. Bartel has both a Civil Engineering degree and a Master of Business Administration from Universidad Católica de Chile. He is also a graduate of the Directive Management of Companies Program (PADE) of ESE Business School of the Universidad de los Andes. He has previously held various management positions in product and service companies such as Chief Financial Officer at Madeco, Logistics and Distribution Manager and Chief Financial Officer of CCU SA. and Chief Executive Officer of Empresas Relsa S.A. and Laboratorio Maver.

María Eugenia de la Fuente is the Director of Human Resources and Communications. Ms. de la Fuente has a commercial engineering degree from the Universidad de Chile and a Master’s degree in tax planning from the Universidad Adolfo Ibañez. She has more than 25 years of experience in strategic planning and human resource management for both private and public companies. From March 2010 to February 2012, she was the Undersecretary to the Chief of Staff for the first government of President Sebastian Piñera. From 2013 to 2015, she was Managing Director of Transparency and Client Services for Corpbanca and Chief Executive Officer of BZD Consultores. She assumed her current role at Santander-Chile in June 2015.

Sergio Avila is Manager of Administration and Costs. He has worked at Banco Santander Chile for 19 years in Asset Management, Corporate Finance, Retail banking, Middle-market and Risks. Mr. Avila has a Bachelor of Science and Master of Science in Civil Engineering Degree from the Universidad Católica de Chile.

Carlos Volante became manager Customers and Quality of Banco Santander in January 2014. He joined the Santander Group in 1990, holding various responsibilities within the organization, including manager of the Branch Network, general manager of the Administrator of Mutual Funds, Mortgage Manager, Product Manager and Monitoring Commercial Banking. He was also Executive Vice President of Commercial Banking at Banco de Venezuela Grupo Santander. Between 2012 and 2013, he was general manager of the Corona Commercial Credit Group. Mr. Volante is an accountant auditor from the University of Talca and attended the DPA and has an MBA from the Universidad Adolfo Ibáñez and participated in the PADE program at the Universidad de los Andes.

Cristian Florence is our General Counsel, a position he has held since September 2012. Prior to that he served as Chief Lawyer at Santander-Chile. Mr. Florence joined Santander-Chile in 2002 when Santander-Chile merged with Banco Santiago. He started working in the banking industry in 1991, when he joined Centrobanco, a predecessor of Banco O’Higgins and Banco Santiago serving at several positions in the law departments. Mr. Florence is also a Director of Zurich Santander Seguros Generales Chile S.A., Zurich Santander Seguros de Vida

Chile S.A. and Santander Asset Management S.A. Administradora General de Fondos. He has a degree in Law from the Universidad Gabriela Mistral and a Master of Laws (LLM) from the same university and is a professor of Civil Law.

Oscar Gómez is Director of Internal Audit a position he has held since January 2020. He has worked for Grupo Santander since 1997 in different positions in the Internal Audit Division, including serving as the Corporate Director for Financial Risk Information. Mr. Gómez has a degree in Economic and Business Science from Universidad de Cantabria and is certified by the IIA (Institute of Internal Auditors) as CIA (Certified Internal Auditor) and CRMA (Certification in Risk Management Assurance). He has also completed post graduate studies at Instituto de Empresa (Spain) and INSEAD (France).

Cristian Peirano became the manager of Corporate Products in April 2019, date on which he reintegrated to the Bank. He has more than 30 years of experience in the banking industry. He previously held the positions of manager of real estate and construction banking for 10 years at another institution and manager of corporate products. Between 1986 and 1999 he was responsible for the areas and divisions of Research, Commercial Corporates and Risk at Banco O-Higgins and Banco Santiago, as well as director of subsidiaries in Chile and abroad. Furthermore, between 1999 and 2009 he worked in Banco Santander, which merged with Banco Santiago, as manager of Middle-market Banking and manager of Leasing, Factoring and Confirming. He has a business degree from Universidad Católica de Chile.

Jonathan Covarrubias was named Chief Accounting Officer of Santander-Chile in May 2019. He has over 18 years of experience in the banking industry, having started at Santander Chile in 2001. Previously he has held managerial positions related to the Consolidation and Reporting Departments, overseeing our Chilean, U.S. and Spanish GAAP reporting requirements. Mr. Covarrubias is a public accountant from the University of Santiago. He has a Masters in International Management of Companies’ Administration from the University of Zaragoza and has participated in the ESE Business School Advanced Management Program.

B. Compensation

For the year ended December 31, 2019, the aggregate amount of compensation paid by us to all of our directors, executive officers and management members was Ch$37,377 million (U.S.$50.0 million). For the year ended December 31, 2019, the aggregate amount of compensation paid by us to all of our directors was Ch$1,358 million (U.S.$1.8 million), in monthly stipends. At our annual shareholder meeting held on April 23, 2019, shareholders agreed to maintain the remunerations approved in the previous shareholders’ meeting in 2018. Therefore it was agreed a monthly stipend per director of UF 250 (U.S.$ 9,470), UF 500 (U.S.$18,940) for the Chairman of the Board and UF 375 (U.S.$14,205) for the Vice-Chairman of the Board. This amount will be increased by UF 30 per month (U.S.$1,136) if a Board member is named to one or more committees of the Board. The additional amount will be UF 60 (U.S.$ 2,273) for the President of a committee. In the case of the Integral Risk Committee, which holds sessions twice a month, the remuneration received by a regular board member is UF 15 (U.S.$568) with the President of this committee receiving 30 UF (U.S.$1,136) per session. Shareholders were also asked to approve the Audit Committee remuneration for its members. The remuneration received by a regular board member is UF 115 (U.S.$4,356) with the President of this committee receiving 230 UF (U.S.$8,712). This remuneration is in line with Chilean corporate governance law. In addition, we pay certain directors professional service fees for the consulting services that they render to us in their fields of expertise. For the year ended December 31, 2019, we did not make any such payments to our directors.

Santander-Chile and its affiliates have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis.

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period. For the years ended December 31, 2019, 2018 and 2017, share-based compensation amounted to Ch$ (315) million, Ch$ (337) million and Ch$2,752 million.

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

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan. In the event of the executive’s death or total or partial disability, s/he will be entitled to receive this benefit. The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company. Plan Assets owned by the Bank at the end of 2019 totaled Ch$7,195 million (Ch$6,804 million in 2018). The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

Calculation method

Use of the projected unit credit method which considers each working year as generating an additional amount of rights over benefits and values each unit separately. It is calculated based primarily on fund contributions, as well as other factors such as the legal annual pension limit, seniority, age and yearly income for each unit valued individually.

Actuarial hypothesis assumptions

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment 2019	Plans post-employment 2018

Mortality chart	RV-2014	RV-2014
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Assets related to the pension fund contributed by the Bank into the Seguros Euroamerica insurance company with respect to defined benefit plans are presented as net of associated commitments. Activity for post-employment benefits is as follows:

	As of December 31,
	2019	2018
	(In millions of Ch$)
Plan assets	7,195	6,804
Commitments for defined-benefit plans	–	–

	As of December 31,
	2019	2018
	(In millions of Ch$)
For active personnel	(6,525)	(5,958)
Incurred by inactive personnel	–	–
Minus:
Unrealized actuarial (gain) losses	–	–
Balances at year end	670	846

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2019	2018	2017
	(In millions of Ch$)
a) Fair value of plan assets
Opening balance	6,804	7,919	6,612
Expected yield of insurance contracts	333	353	307
Employer contributions	859	836	1,931
Actuarial (gain) losses	–	–	–
Premiums paid	(801)	(2,304)	–
Benefits paid	–	–	(931)
Fair value of plan assets at year end	7,195	6,804	7,919
b) Present value of obligations
Opening balance	(5,958)	(6,998)	(4,975)
Net incorporation of Group companies	–	–	–
Service cost	(566)	(1,069)	(2,039)
Interest cost	–	–	–
Curtailment/settlement effect	–	–	–
Benefits paid	–	–	–
Past service cost	–	–	–
Actuarial (gain) losses	–	–	–
Other	–	2,109	16
Present value of obligations at year end	(6,525)	(5,958)	(6,998)
Net balance at year end	670	846	921

Plan expected profit:

	As of December 31,
	2019	2018	2017
Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2019	2018	2017
	(in millions of Ch$)
Current period service expenses	566	1,069	2,039
Interest cost	–	–	–
Expected yield from plan’s assets	(333)	(353)	(307)
Expected yield of insurance contracts linked to the Plan:	–	–	–
Extraordinary allocations	–	–	–
Actuarial (gain)/ losses recorded in the period	–	–	–
Past service cost	–	–	–
Other	–	–	–
Total	223	716	1,732

C. Board Practices Audit Committee

Board member	Position in Committee
Orlando Poblete	President
Felix de Vicente	Member
Rodrigo Vergara	Member
Juan Pedro Santa María	Secretary

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the Board of Directors and the Committee Secretary is Juan Pedro Santa Maria. The Chief Executive Officer, General Counsel, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present on specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the independent registered public accounting firm and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

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

Board member	Position in Committee
Alfonso Gomez	President
Oscar von Chrismar	Member
Felix de Vicente	Member
Blanca Bustamante	Member
Juan Pedro Santa Maria Perez	Member

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

Board member	Position in Committee
Rodrigo Vergara	President
Claudio Melandri	Member
Oscar von Chrismar	Member
Felix de Vicente Mingo	Member
Alfonso Gomez	Member

The main functions of the ALCO are:

•	Making the most important decisions, approving the risk appetite and limits regarding our exposure to inflation, interest rate risk, inflation risk, funding, capital and liquidity levels.

•	Review of the evolution of the most relevant local and international markets and monetary policies.

The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

Risk	Measure
Interest rates	Sensitivity Capital Sensitivity NIM Regulatory limit 30 Days Regulatory limit 90 Days Inflation GAP

Liquidity	Liquidity coverage ratio Net stable funding ratio Stress tests Structural liquidity limit Wholesale funding limits Deposit concentration Asset encumbrance

Capital	Leverage ratio Core capital ratio BIS ratio ROE - COE RORAC- COE

Foreign exposures	Intergroup exposure: derivatives, deposits and loans. Foreign assets: derivatives, deposits and loans.

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

Board member	Position in Committee
Oscar von Chrismar	President
Rodrigo Vergara	Member
Lucía Santa Cruz	Member
Claudio Melandri	Member
Alfonso Gomez	Member

The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading investment portfolio.

•	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the net foreign exchange exposure and limit.

•	Reviewing the results of the Bank’s client treasury business

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

Strategy Committee

Board member	Position in Committee
Claudio Melandri	President
Rodrigo Vergara	Member
Felix de Vicente	Member
Alfonso Gomez	Member
Lucia Santa Cruz	Member
Blanca Bustamante	Member
Oscar von Chrismar	Member

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

D. Employees

As of December 31, 2019, on a consolidated basis, we had 11,200 employees, 10,445 of whom were bank employees, 295 of whom were employees of our subsidiaries and 460 were employees of entities controlled by the Bank through other considerations. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 8,413 or 75.1% were unionized. In February 2018, a new collective bargaining agreement was signed with the main unions, which came into effect on September 1, 2018 and which expires on August 31, 2021, though it may be renegotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2019
Executives	256
Supervisors	1,342
Professionals	6,025
Administrative	3,577
Total	11,200

E. Share Ownership

No director or executive officer owns more than 1% of the shares of Santander-Chile as of December 31, 2019. Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities of Santander-Chile to them. In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. See “Item 6—Directors, Senior Management and Employees—Compensation” for more details.

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

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2019, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchange and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at December 31, 2019 on the Chilean Stock Exchange was Ch$8,383,968 million and U.S.$11,180 million on the NYSE. At December 31, 2019, Santander-Chile had 11,424 holders of its ordinary shares registered in Chile, including The Bank of New York Mellon as Depositary (the “Depositary”) of Santander-Chile’s ADS Program. Other than the information disclosed in this section, there are no arrangements to the knowledge of Santander-Chile that can result in a change of control of Santander-Chile. As of December 31, 2019, there were a total of 30 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

	As of December 31,
	2019				2018				2017
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)
Loans and accounts receivable:
Commercial loans	246,868	375	2,986	685	122,289	459	4,299	233	80,076	771	3,947	7,793
Mortgage loans	–	–	20,473	–	–	–	18,814	–	–	–	18,796	–
Consumer loans	–	–	5,781	–	–	–	5,335	–	–	–	4,310	–
Loans and accounts receivable:	246,868	375	29,240	685	122,289	459	28,448	233	80,076	771	27,053	7,793
Allowance for loan losses	(122)	(182)	(179)	(10)	(308)	(9)	(116)	(5)	(209)	(9)	(177)	(18)
Net loans	246,746	192	29,061	675	121,981	450	28,332	228	79,867	762	26,876	7,775

Guarantees	462,513	–	23,918	288	442,854	–	22,893	7,171	361,452	–	23,868	7,164
Contingent loans:
Personal guarantees	–	–	–	–	–	–	–	–	–	–	–	–
Letters of credit	4,112	–	–	63	5,392	–	2,060	44	19,251	–	–	33
Guarantees	464,691	–	–	–	445,064	–	3,364	–	377,578	–	–	–
Contingent loans:	468,803	–	–	63	450,456	–	5,424	44	396,829	–	–	33
Allowance for contingent loans	(835)	–	–	–	(1)	–	(18)	–	(4)	–	–	1
Net contingent loans	467,968	–	–	63	450,455		5,406	44	396,825	–	–	34

Loans (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and (c) did not involve more than the normal collection risk.

Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

•	a bank may not extend to any person or legal entity (or group of related entities), directly or indirectly, unsecured loans in an amount that exceeds 5.0% of the bank’s regulatory capital, or secured loans in an amount that exceeds 25.0% of its regulatory capital. In the case of foreign export trade finance, this 5.0% ceiling is raised to: 10.0% for unsecured financing, 30.0% for secured financing. This ceiling is raised to 15.0% for loans granted to finance public works under the concessions system contemplated in the Decree with Force of Law 164 of 1991, of the Ministry of Public Works, provided that either the loan is secured on the concession, or the loan is granted as part of a loan syndication;

•	a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;

•	a bank may not extend loans to another bank in an aggregate amount exceeding 30.0% of its regulatory capital;

•	a bank may not directly or indirectly grant a loan, the purpose of which is to allow the borrower to acquire shares in the lending bank;

•	a bank may not lend, directly or indirectly, to a Director or any other person who has the power to act on behalf of the bank, or to certain related parties; and

•	a bank may not grant loans to individuals or legal entities involved in the ownership or management of the bank, whether directly or indirectly (including holders of 1.0% or more of its shares), on more favorable terms than those generally offered to non-related parties. Loans may not be extended to senior executives and to companies in which such individuals have a participation of 5.0% or more of the equity or net earnings in such companies. The aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

We are not aware of any loans to any related parties exceeding the above lending limits.

The table below shows all other assets and liabilities with related parties:

	As of December 31,
	2019				2018				2017
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)
Assets
Cash and deposits in banks	171,816	–	–	–	189,803	–	–	–	74,949	–	–	–
Trading investments	–	–	–	–	–	–	–	–	–	–	–	–
Obligations under repurchase agreements	–	–	–	–	–	–	–	–	–	–	–	–
Financial derivative contracts	2,058,715	218,610	–	55	748,632	105,358	–	9	545,028	86,011	–	–
Available-for-sale investments	–	–	–	–	–	–	–	–	–	–	–	–
Other assets	185,317	210,579	–	–	38,960	51,842	–	–	8,480	118,136	–	–
Liabilities
Deposits and other demand liabilities	25,261	93,761	4,624	566	27,515	(21,577)	2,493	(480)	24,776	25,805	2,470	221
Obligations under repurchase agreements	138,498	5,000	270	80	6,501	–	329	68	50,945	–	–	–
Time deposits and other time liabilities	1,183,235	282,171	4,246	2,204	2,585,337	–	3,189	(838)	785,988	27,968	3,703	3,504
Financial derivative contracts	2,159,660	288,013	–	3	770,624	112,523	–	–	418,647	142,750	–	7,190
Interbank borrowings	–	–	–	–	–	–	–	–	–	–	–	–
Issued debt instruments	363,154	–	–	–	335,443	–	–	–	482,626	–	–	–
Other financial liabilities	6,231	–	–	–	6,807	–	–	–	4,919	–	–	–
Other liabilities	8,130	146,164	–	–	60,884	89,817	–	–	164,303	58,168	–	–

Other transactions with related parties

During the years ended December 31, 2019, 2018 and 2017, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	As of December 31,
	2019				2018				2017
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)
Interest income and inflation-indexation adjustments	(41,181)	(5,235)	1,151	26	(53,256)	(156)	1,252	508	(43,892)	–	1,051	–
Fee and commission income and expenses	28,274	14,499	232	28	91,178	7,826	305	22	72,273	15,404	224	1
Net income (expense) from financial operations and net foreign exchange gain (loss)(1)	(586,318)	(84,236)	–	–	(566,677)	65,727	27	(12)	363,108	(48,453)	(3)	19
Other operating income and expenses	406	(2,026)	–	–	42	1,388	–	–	21,610	(1,454)	–	–
Key personnel compensation and expenses	–	–	(9,548)	–	–	–	(11,761)	–	–	–	(43,037)	–
Administrative and other expenses	(11,877)	(47,757)	–	–	(43,035)	(50,764)	–	–	(48,246)	(47,220)	–	–
Total	(610,696)	(124,755)	(8,165)	54	(571,748)	24,021	(10,177)	518	364,913	(81,723)	(41,765)	20

(1)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Only transactions with related parties equal to or greater than UF5,000 (Ch$142 million) are included individually in the table above. Transactions with related parties between UF1,000 (Ch$28 million) and up to UF5,000 are included in other transactions with related parties. All transactions were conducted at arm’s length.

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

Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of the date of the Audited Consolidated Financial Statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2019, the Bank has provisions for these legal actions of Ch$1,274 million (Ch$923 million as of December 31, 2018), which are included in “Provisions” in the Audited Consolidated Statements of Financial Position as provisions for contingencies.

Dividends and dividend policy

See “Item 3. Key Information—A. Selected Financial Data—Dividends.”

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Plan of Distribution

Not applicable

B. Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchange. Each ADS represents 400 shares of common stock. ADRs have been issued pursuant to the amended and restated deposit agreement dated as of August 4, 2015. As of December 31, 2019, 62,055,103 ADSs were outstanding (equivalent to 24,822,041,271 shares of common stock or 13.17% of the total number of issued shares of common stock).

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

In the elections of directors, each shareholder shall have one vote per share held or represented, and may cast all such votes in favor a single candidate or distribute them as deemed convenient; those who receive the largest number of votes in an election shall be proclaimed as elected, until the number of persons to be elected is reached. Elections of principal and alternate directors must be held separately. To proceed to a vote, the Chairman and the Secretary, jointly with the persons who have previously been designated at the Ordinary Shareholders’ Meeting to sign the minutes thereof, must make a documentary record of the votes which are cast through voice vote by the shareholders present, according to the list of attendance. However, any shareholder shall be entitled to vote on a ballot signed by him, stating whether he signs on his own behalf or as a proxy. In any event, to facilitate the casting or speed of a vote, the Chairman of the Bank or the FMC, if applicable, may order an alternative procedure or permit either a voice vote or a ballot vote, or any other procedure stipulated as adequate for the purpose. In counting the results, the Chairman shall read out the votes cast aloud so that all the persons present can count the votes themselves and the truthfulness of the result can be verified. The Secretary shall add up the votes and the Chairman shall announce the candidates that receive the largest majorities and proclaim them thereby elected, until the number of persons to be elected is reached. The Secretary shall place the document reflecting the vote count, signed by the persons responsible for taking note of the votes cast, as well as the ballots delivered by the shareholders who did not vote by voice, in an envelope which shall be closed and sealed with the corporate seal, and shall be kept on file at the Bank for at least two years.

Every election to the Board, or every change to the composition of the Board, must be recorded in a public deed executed before a Notary, published in a Santiago newspaper, and reported to the FMC by sending an authorized copy of the respective public deed. The appointments of the General Manager and Assistant Deputy Manager must likewise be reported and converted into a public deed.

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

The quorum for Board meetings shall be the absolute majority of the number of directors entitled to vote as prescribed in our by-laws. Resolutions shall be adopted by the absolute majority of the directors present who are entitled to vote. In case of a tie vote, the person who chairs the meeting shall have the tie-breaking vote. Directors who, though not present, are in simultaneous and permanent communication through technological means which have been authorized by the FMC shall be understood to participate in the meetings.

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

The Board shall designate three Directors from among its members to serve on a Comité de Directores (Audit Committee) which shall be governed by the provisions of Article 50bis of the Chilean Companies Law.

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

The Ordinary Shareholders’ Meetings shall be held annually on the dates determined by the Board within the first four months following the date of the annual balance sheet. There shall be an Extraordinary Shareholders’ Meeting whenever the company’s needs so require. The meetings shall be summoned by the Board at its own initiative or at the request of shareholders representing at least 10% of the issued shares having a legal right to vote. If in this circumstance, the Board, and through it the Chairman, refuses to issue a summons, the FMC may be requested to do so.

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

Under the Chilean Corporations Law, Chilean companies are generally required to distribute at least 30.0% of their earnings as dividends. No dividends of a bank above the legal minimum can be distributed if doing so would result in the bank exceeding its ratio of regulatory capital to risk-weighted assets and shareholders’ equity to total assets.

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

Ownership Restrictions

Under Article 12 of the Chilean Securities Market Law and the regulations of the FMC, shareholders of open stock corporations are required to report the following to the FMC and the Chilean stock exchanges:

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

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the FMC provide that the following transactions must be carried out through a tender offer:

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

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person or group of persons acting (either directly or through other entities or persons) pursuant to a joint action agreement, to direct the majority of the votes at the shareholders’ meetings of the corporation, to elect the majority of members of its Board of Directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons with an agreement to act jointly that holds, directly or indirectly, at least 25.0% of the voting share capital, unless:

•	another person or group of persons acting pursuant to joint action agreement, directly or indirectly, controls a stake equal to or greater than the percentage controlled by such person or group of persons;

•	the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital (either directly or pursuant to a joint action agreement); or

•	in cases where the Superintendency of Securities and Insurance (now the FMC) has ruled otherwise, based on the distribution or atomization of the overall shareholding.

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

According to Article 96 of the Chilean Securities Market Law, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or in the acquisition of securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

•	a company and its controller;

•	all the companies with a common controller together with that controller;

•	all the entities that the FMC declares to be part of the business group due to one or more of the following reasons:

•	a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties;

•	the company has a significant level of indebtedness and the business group has a material participation as a lender or guarantor;

•	any member of a group of controlling entities of a company mentioned in the first two bullets above and there are grounds to include it in the business group; or

•	the company is controlled by a member of a group of controlling entities and there are grounds to include it in the business group.

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

According to the General Banking Law, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the New General Banking Law provides that the FMC will determine, by means of a general rule, who must be considered a related party of the bank. In addition, the FMC will establish rules to determine if certain persons constitute a group of related parties in one or more of the following circumstances: (i) business or administrative relationships that allow a person to exercise relevant and permanent influence over another’s decisions; (ii) an assumption will be made that the loans granted to one person will be used in benefit of the other; and (iii) an assumption will be made that diverse persons maintain relationships that create a unit of economic interests. Finally, according to the regulations of the FMC, Chilean banks that issue ADSs are required to inform the FMC if any person, directly or indirectly, acquires ADSs representing 5.0% or more of the total amount of shares of capital stock issued by such bank.

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

If we have paid Corporate Income Tax (“CIT”) on the income from which the dividend is paid, a credit for the CIT (reduced, in certain circumstances by a related fiscal debit, as described below) effectively reduces the rate of WHT.

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

It should be mentioned that, on January 29, Chilean Congress approved a revised draft of the “Modernization Tax Bill” after a year and a half of discussion. The original bill went through substantial amendments both in the Chamber of Deputies and in the Senate, incorporating the amendments agreed back in “Tax Agreement” between the Senate’s Finance Commission and the Government.

One of the modifications that would be incorporated in the “Modernization Tax Bill” is for foreign holders that reside in a country with a signed Double Tax Treaty that has not entered into force as of January 1, 2019, (such as in the case of United States) the foreign holder would be entitled to a 100% CIT credit, without deduction, until December 31, 2026. It is expected that this law will become effective in April.

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

100% Credit available
Taxable income	U.S.$100
CIT (27.0% of U.S.$100)	(27.0)
Net proceeds available	73.0
Dividend payment	73.0
Withholding Tax (35.0% of the sum of the dividend (U.S.$73.0) and the available CIT credit (U.S.$27.0))	35.0
CIT credit	(27.0)
Payable WHT	8.0
Net dividend received	65 (73.0-8.0)
11.0%
Effective dividend withholding tax rate	(8.0/73.0)

65% Credit available
Taxable income	U.S.$100
CIT (27.0% of U.S.$100)	(27.0)
Net proceeds available	73.0
Dividend payment	73.0
Withholding Tax (35.0% of the sum of the dividend (U.S.$73.0) and the available CIT credit (U.S.$27.55))	35.0
CIT credit	(27.00)
CIT debt	9.45
Payable WHT	17.45
Net dividend received	55.55 (73.0-17.45)
24.0%
Effective dividend withholding tax rate	(17.45/73.0)

Dividend distributions made in kind would be subject to the same Chilean tax rules as cash dividends.

Stock dividends received by the Foreign Holder are not subject to Chilean taxation.

If the Proposed U.S.-Chile Treaty becomes effective, U.S. investors should consult their tax advisers as to the applicability of the treaty for their own circumstances.

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

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a Foreign Holder to an individual or entity that is not resident or domiciled in Chile will be subject to WHT. This tax must be withheld by the purchaser, with an interim rate of 10.0% of the total price without any deduction, unless the gain subject to taxation can be determined, in which case the withholding will be equal to 35.0% of the gain.

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

Taxation of Distributions

Distributions paid on shares of our common stock or ADSs, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders may be taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded. You should consult your tax advisers to determine whether favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at the favorable rates. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective rate (after credit for CIT) as described above under “ — Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Taxation of Dividends.” The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations that may vary depending upon your circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, Chilean taxes withheld from cash dividends on shares of our common stock or ADSs, reduced by the credit for any CIT, as described above under “—Chilean Taxation—Taxation of Dividends,” generally will be creditable against your U.S. federal income tax liability. If the Proposed U.S.-Chile Treaty becomes effective, any Chilean income taxes withheld from dividends on shares or ADSs in excess of the rate provided by the treaty will not be creditable by a U.S. holder who is eligible for the benefits of the treaty. The rules governing foreign tax credits are complex and you should consult your tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (the “Proposed Regulations”), including those which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2019. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held an ADS or a share of our common stock, certain adverse tax consequences could apply to you.

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

•	Credit risk

•	Market risk

•	Operational risk

•	Cybersecurity

•	Solvency risk (BIS)

•	Legal risks

•	Compliance risks

•	Reputational risks

This Committee includes 5 Board members. This committee also includes the CEO, the Director of Risk and other senior level executives from the commercial side of our business: The Board members of this committee are:

Board member	Position in Committee
Alfonso Gomez Morales	President
Oscar von Chrismar Carvajal	Member
Félix de Vicente	Member
Blanca Bustamante Bravo	Member
Juan Pedro Santa María Pérez	Member

B. Audit Committee

Board member	Position in Committee
Orlando Poblete Iturrate	President
Felix de Vicente Mingo	Member
Rodrigo Vergara Montes	Member
Juan Pedro Santa María Pérez	Secretary

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

Board member	Position in Committee
Rodrigo Vergara Montes	President
Claudio Melandri	Member
Oscar von Chrismar Carvajal	Member
Felix de Vicente	Member
Alfonso Gomez Morales	Member

The main functions of the ALCO are:

•	Making the most important decisions, approving the risk appetite and limits regarding our exposure to inflation, interest rate risk, inflation risk, funding, capital and liquidity levels.

•	Review of the evolution of the most relevant local and international markets and monetary policies.

The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

Risk	Measure
Interest rates	Sensitivity Capital
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

Board member	Position in Committee
Oscar von Chrismar Carvajal	President
Rodrigo Vergara Montes	Member
Lucía Santa Cruz	Member
Claudio Melandri Hinojosa	Member
Alfonso Gomez Morales	Member

The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading investment portfolio.

•	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the net foreign exchange exposure and limit.

•	Reviewing the results of the Bank’s client treasury business

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

E. Risk Department

All issues regarding risk in the Bank are the responsibility of the Bank’s Risk Department. The Risk Department reports to the CEO but has full independence, and no risk decisions can be made without its approval. The following diagram illustrates the governance of our risk division including the committees with approval power:

(1)	Includes various approval committees for the Middle Market and high net worth clients.

Below is an organizational chart of the Risk Department:

Credit risk

See “Item 5—Selected Statistical Information—Classification of Loan Portfolio for a complete description of credit risk management.”

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

2. Non-financial risks

Following the Basel framework, the Bank defines operational risk as the risk of losses arising from defects or failures in its internal processes, people, systems or external events, thus covering risk categories such as fraud, technological, cyber, legal and conduct risk.

Operational risk is inherent to all products, activities, processes and systems and is generated in all business and support areas. For this reason, all employees are responsible for managing and controlling the operational risks generated in their sphere of action. The Bank’s goal in terms of operational risk management and control is focused on identifying, evaluating and mitigating sources of risk, regardless of whether they have materialized or not. The analysis of operational risk exposure contributes to the establishment of risk management priorities.

Risk identification, measurement and assessment model

A series of quantitative and qualitative techniques and tools have been defined by the Bank to identify, measure and assess operational risk. The quantitative analysis of this risk assessment is carried out mainly with tools that record and quantify the level of potential losses associated with operational risk events. The qualitative analysis seek to assess aspects of exposure and hedging (including the control environment). The most important operational risk tools used by Santander Chile are an internal events database, operational risk control self-assessment, analysis of operational risk scenarios, appetite of corporate and local indicators, internal audit and regulatory recommendations, among others.

Operational risk management

To accomplish our operational risk objectives, we have established a risk model based on three lines of defense, with the objective of continuously improving and developing our management and control of operational risks. The defense lines consist of: (i) the business and support areas (first line of defense), responsible for managing the risks related to their processes; (ii) the non-financial risk area (second line of defense), in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities and; (iii) the internal audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee.

Our methodology consists of the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following:

• Identify, evaluate, inform, manage and monitor the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;

• Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions, whether these are internally-developed or outsourced to third parties;

• Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol; and

• Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control.

Cyber-security and data security plans

The Bank continuously monitors cyber-security risks, and has implemented preventative measures to be prepared for any attack of this kind. The Bank has evolved its internal cyber-security model to reflect international standards, incorporating concepts which can be used to assess the degree of maturity in deployment. Based on this assessment model, individual in-situ analyses have been carried out to identify deficiencies and steps to remedy any such deficiencies have been identified in our cyber-security defense plans.

The Bank has a Cybersecurity Framework which defines the governance and policies on preventing and confronting cybercrime. The Chief of Cybersecurity or CISO (Chief Information Security Officer) has been defined as the officer responsible for cybersecurity, a function performed by the Manager of Technology and Operational Risk. Embedded in the Bank’s Technology and Operations division is the Cyber and Technology Risk Department, which is the front line of defense against cyber-security threats and data security. In addition, the Non-Financial Risk Department through the Cyber Risk (a specialized area) enforces the policies and controls that the different areas must follow regarding technology and cyber-security risks. In turn, there is a group of supervisory bodies that include the Cybersecurity Committee, the Non-Financial Risk Committee, the Chief Executive Officer’s Management Committee and the Board’s Integral Risk Committee. We also coordinate with Santander Spain’s headquarters and units in other countries regarding strategy, best practices and experience-sharing.

All this architecture has been created with the aim of identifying cyber risks, the development of a culture and education in cybersecurity, the creation of cyber scenarios to anticipate potential threats, and the fulfillment of the regulatory framework set by the authorities.

Finally, the intelligence and analysis function has also been reinforced by contracting a threat-monitoring service, and progress has been made in the incident registration, notification and escalation mechanisms for internal reporting and reporting to supervisors. In addition, observation and analytical assessment of the events in the sector and in other industries enable us to update and adapt our models for emerging threats. We also coordinate with Santander Spain’s headquarters and units in other countries regarding strategy, best practices and experience-sharing. Among other things, we have implemented, or are currently in the process of implementing, the following controls to limit cybersecurity threats:

•	Contracting a Tier IV data center.

•	Reducing the technological obsolescence of our databases, operating systems, end points, network devices, virtual servers and ATMs.

•	Establishing a two-factor authentication for certain wire instructions to verify significant wire transactions.

•	Developing employee education, including mandatory training on cybersecurity risks and phishing and subsequent testing through ethical phishing.

•	Constantly monitoring the web and blocking Internet domains that are similar to the company’s actual domain name.

•	Establishing law enforcement contacts and legal procedures to prosecute cybercrime.

•	Obtaining insurance coverage to cover potential losses.

•	Continuously checking for updates on the latest business email compromise scams.

•	Building a media room to monitor cybersecurity events globally.

•	Replacing all of our client’s credit cards that do not have a chip to reduce fraud.

•	Installing anti-malware advanced tools.

•	Increasing the segregation of IT networks.

•	Improving access control to our installations.

•	Prohibiting trading of the Bank’s securities if a material cybersecurity event occurs.

During 2019, the Bank did not face a material loss due to cybersecurity breaches. However, even though we have thorough cybersecurity practices and governance in place, we cannot assure that in the future a material event will not occur.

Business Continuity Management: Ensuring the realization of critical process during contingencies

The Bank has a Business Continuity Management System, which covers the entire organization in order to ensure the execution of the activities that may cause significant negative impacts (operational, reputation, consumer services, legal and operational losses) to the organization. The Non-financial Risk Department, through the Technological Risk department (BCM specialized area, as part of the second line of defense), leads the control and implementation of the model and policies defining the roles and responsabilities of each line of defense, where the first line of defense has a main role that involves the identification of their process, the business impact analysis of each risk according to the methodology, the preparation of business continuity plans and strategies to respond to each contingency scenario and ensure the realization of the critical processes, the testing and continuous updating of the information to secure the resources needed (at least annually).

The Bank is constantly facing different types of contingencies (mainly natural disasters, but more recently, social movements and protests), which has proven to be effective in order to maintain and ensure the business continuity of the organization. We are constantly detecting new opportunities to improve the current mitigation actions and contingency plans allowing the critical departments to recover after the events that may occur in the future.

Governance

The risk management program contemplates that all relevant risk issues must be reported to the Board of Directors, the Integral Risk Committee and the Non-Financial Risk Committee.

Role of Santander Group’s Global Risk Division: Operational Risk

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

Role of Santander Group’s Global Risk Division: Market Risk

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

4. Market Risk: Quantitative Disclosure

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$28,309.94 at December 31, 2019, Ch$27,565.79 at December 31, 2018 and Ch$26,798.14 at December 31, 2017. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 2.7% in 2019, 2.9% in 2018 and 1.7% in 2017. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are significantly less features in deposits and other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest-bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest-bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities.

•	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2019, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled Ch$31,346 million compared to a loss of Ch$18,799 million in 2018 and a gain of Ch$15,408 million in 2017. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$4,279,082 million in 2019, Ch$4,537,476 million in 2018 and Ch$4,340,626 million in 2017. Therefore, our sensitivity to a 100 basis point shift in UF inflation considering our year end gap would be approximately Ch$42 billion.

•	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was Ch$114,340 million in 2019, Ch$126,260 million in 2018 and Ch$73,050 million in 2017. The 9.4% decrease in these results was due to a lower UF inflation rate in 2019 compared to 2018.

	As of December 31,			% Change
Impact of inflation on net interest income	2019	2018	2017	2019/2018	2018/2017
	(in millions of Ch$)
Results from UF GAP(1)	114,340	126,260	73,050	(9.4%)	72.8%
Annual UF inflation	2.7%	2.9%	1.7%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

•	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest-bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 30.5%, 30.6% and 29.8%, for the years ended December 31, 2019, 2018 and 2017, respectively.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation—Peso-denominated assets and liabilities.” An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest-bearing liabilities. A flattening of the yield curve, i.e. long-term rates falling quicker than short-term rates, negatively affects our margins by lowering loan yields at a greater pace than deposits costs. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

As of December 31, 2019, the detail of the maturities of assets and liabilities is as follows:

	As of December 31, 2019
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	(in millions Ch$)
Financial assets
Cash and deposits in banks	3,554,520	–	–	–	3,554,520	–	–	–	–	3,554,520
Cash items in process of collection	355,062	–	–	–	355,062	–	–	–	–	355,062
Financial assets held for trading	–	38,644	–	645	39,289	181,705	37,659	11,551	230,915	270,204
Investments under resale agreement	–	–	–	–	–	–	–	–	–	–
Financial derivative contracts	–	371,775	400,196	1,543,446	2,315,417	1,383,493	1,346,329	3,103,369	5,833,191	8,148,608
Loans and accounts receivables at amortised cost (*)	296,461	2,963,578	2,400,909	5,511,374	11,172,322	5,706,433	4,093,147	11,699,613	21,499,193	32,671,515
Loans and account receivable at FVOCI (**)	–	–	–	5,953	5,953	–	–	60,213	60,213	66,166
Debt instruments at FVOCI	–	1,131,501	3,753	52,131	1,187,385	508,596	725,419	1,588,875	2,822,890	4,010,272
Equity instruments at FVOCI	–	–	–	–	–	–	–	482	482	482
Guarantee deposits (margin accounts)	314,616	–	–	–	314,616	–	–	–	–	314,616
Total financial assets	4,520,659	4,505,498	2,804,858	7,113,549	18,944,564	7,780,227	6,202,554	16,464,103	30,446,884	49,391,445

Financial liabilities
Deposits and other demand liabilities	10,297,432	–	–	–	10,297,432	–	–	–	–	10,297,432
Cash items in process of being cleared	198,248	–	–	–	198,248	–	–	–	–	198,248
Obligations under repurchase agreements	–	380,055	–	–	380,055	–	–	–	–	380,055
Time deposits and other time liabilities	142,273	5,184,567	4,905,414	2,417,703	12,649,957	357,856	163,121	21,883	542,860	13,192,817
Financial derivative contracts	–	422,749	427,825	951,684	1,802,258	1,253,280	1,180,948	3,154,168	5,588,396	7,390,654
Interbank borrowings	94	363,560	624,167	1,141,824	2,129,645	387,936	2,237	–	390,173	2,519,818
Issued debt instruments	–	285,159	759,519	1,044,674	2,089,352	2,394,850	2,042,292	2,974,229	7,411,371	9,500,723
Lease liabilities	–	–	–	26,061	26,061	45,978	36,393	50,062	132,433	158,494
Other financial liabilities	161,021	5,155	30,969	28,888	226,033	83	99	143	325	226,358
Guarantees received (margin accounts)	994,714	–	–	–	994,714	–	–	–	–	994,714
Total financial liabilities	11,793,782	6,641,245	6,747,894	5,610,834	30,793,755	4,439,983	3,425,090	6,200,485	14,065,558	44,859,313

(*)	Loans and accounts receivables at amortized cost are presented on a gross basis. The amount of allowance is Ch$896,095 million.

(**)	Loans and accounts receivables at FVOCI are presented on a gross basis. The amount of allowance is Ch$101 million.

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2019, 2018 and 2017, in each case together with the related average nominal interest rates paid thereon.

	2019			2018			2017
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate

Interest-bearing liabilities
Savings accounts	120,896	0.28%	2.5%	117,885	0.3%	2.7%	117,305	0.3%	1.6%
Time deposits	13,779,534	31.87%	2.6%	13,154,916	35.3%	2.8%	13,146,520	37.0%	2.9%
Central Bank borrowings	–	0.00%	0.0%	4	0.0%	6.0%	6	0.0%	2.2%
Repurchase agreements	414,951	0.96%	2.5%	291,913	0.8%	2.3%	294,368	0.8%	2.3%
Mortgage finance bonds	20,923	0.05%	7.7%	28,685	0.1%	8.0%	38,714	0.1%	7.0%
Other interest bearing liabilities	11,261,529	26.05%	4.8%	9,401,475	25.3%	4.8%	8,632,128	24.3%	4.0%
Subtotal interest-bearing liabilities	25,597,833	59.21%	3.5%	22,994,878	61.8%	3.6%	22,229,041	62.6%	3.3%

Non-interest bearing liabilities
Non-interest bearing deposits	7,466,991	17.27%		6,763,546	18.2%		6,117,644	17.2%
Derivatives	4,165,330	9.64%		2,020,857	5.4%		2,175,063	6.1%
Other non-interest bearing liabilities	2,549,130	5.90%		2,170,906	5.8%		1,997,799	5.6%
Shareholders’ equity	3,450,729	7.98%		3,263,155	8.8%		3,001,680	8.5%
Subtotal non-interest bearing liabilities and equity	17,632,180	40.79%		14,218,464	38.2%		13,292,186	37.4%
Total liabilities	43,230,013	100.00%		37,213,342	100.0%		35,521,228	100.0%

Foreign exchange fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate depreciated 7.0% in 2019 and 13.1% in 2018.

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

Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2019, the spot position in foreign currency held more assets than liabilities, mainly U.S. dollars as a result of higher dollar liquidity held overnight by the Bank during the period of social unrest. In 2018 and 2017, the Bank’s spot position in foreign currency held more liabilities than assets in foreign currencies, mainly U.S. dollars as a result of an ample supply of U.S.$ deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. This difference is usually hedged using forwards and cross-currency swaps. In general, the Bank is not permitted, due to guidelines set by the ALCO and the Market Committee, to open a meaningful gap in foreign currency. Therefore, all foreign currency risk is included in the trading portfolio and is measured using VaR. The average VAR of our foreign currency position was U.S.$1.6 million in 2019. The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position, which is equivalent to the maximum differential allowed between assets and liabilities in foreign currencies, including hedging of this gap. The limit on the size of the net foreign currency position is determined by the Market Committee and is calculated and monitored by the Market Risk Department. At December 31, 2019, this was equal to U.S.$ 350 million. This limit in various other currencies is as follows:

Currency	Limit
(in millions of U.S.$)
U.S. dollars	350
Euros	110
Yen	27
British pound	20
Mexican peso	30
Brazilian real	30
Colombian peso	30
Peruvian Sol	20
Other European currencies	30
Other Latin American currencies	30
Other currencies	47.5
Total Limit	350

As of December 31, 2019, the net difference between assets and liabilities in foreign currency was a net asset position of U.S.$151.6million. The average gap, be it a net asset or liability position in foreign currency, in 2019 was U.S.$ 49.4 million or 0.1% of our total assets. Both figures include derivatives used to hedge foreign currency risk.

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

Liquidity risk management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated. The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO has determined that our liquidity portfolio must be comprised of cash plus assets that can be readily convertible into cash either through the Chilean Central Bank window, overnight deposits or instruments or the local secondary market. The management of the Bank’s liquidity portfolio is performed by the Financial Management Division under rules determined by the ALCO and based on classifications by the FMC and the Bank’s management.

	December 31, 2019	December 31, 2018
	(Ch$ million)
Balance as of:
Financial investments for trading	270,204	77,041
Available-for-sale investments	4,010,272	2,394,323
Encumbered assets (net) (1)	(380,055)	(48,843)
Net cash (2)	2,384,323	149,321
Net interbank deposits (3)	(271,620)	967,095
Total liquidity portfolio	6,013,124	3,538,937

	December 31, 2019	December 31, 2018
	(Ch$ million)
Average Balance as of:
Financial investments for trading	170,795	259,654
Available-for-sale investments	2,988,746	2,690,184
Encumbered assets (net) (1)	(234,444)	(134,408)
Net cash (2)	977,177	109,757
Net interbank deposits (3)	(7,151)	613,259
Total liquidity portfolio	3,895,123	3,538,446

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio.

(2)	Total cash minus reserve requirement of the Central Bank.

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks.

The Central Bank also requires us to comply with the following liquidity limits:

•	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2019 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 63%, thus resulting in our compliance.

•	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2019 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 11%, as the Bank had more foreign currency assets than liabilities for the calculation of this limit, thus resulting in our compliance.

•	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2019 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) two times our capital and reserves was 79%, thus resulting in our compliance.

New liquidity requirements in line with BIS III

The FMC and the Chilean Central Bank published new liquidity corporate governance standards and ratios that must be implemented and calculated by all banks. These will eventually replace the current regulatory limits imposed by the FMC and the Central Bank described above. These new liquidity standards are in line with those established in BIS III. The most important liquidity ratios that will eventually be adopted by Chilean banks are:

•	Liquid assets. The Bank’s must inform the liquid assets according to BIS III liquid levels. As of December 31, 2019 the breakdown of the Bank’s liquid assets by levels was the following:

December 31, 2019
(Ch$ million)
Balance as of:
Cash and cash equivalent	1,305,534
Level 1 liquid assets (1)	2,452,599
Level 2 liquid assets (2)	15,105
Total liquid assets	3,773,238

(1)	Includes instruments issued by the Central Bank of Chile or other central banks with a AAA rating, instruments issued by the Chilean government or other sovereign with a AAA rating and instruments issued by development banks with a AAA rating.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Chilean Central Bank’s repo window.

•	Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. As of April 2019, Chilean banks began reporting their local LCR figures with a minimum level of 60%. This minimum will gradually rise to 100% by 2020. As of December 31, 2019 this indicator for Banco Santander Chile was 143%.

•	Net Stable Funding Ratio (NSFR) which will measure a bank’s stable funding sources over required stables needs both concepts also defined in the new regulations. As of December 31, 2019 this was 108% according to our internal liquidity model. The Central Bank and the FMC are still making adjustments to the methodology for calculating this ratio and the initial limits banks must meet in order to comply with these new ratios have not been published yet. For this reason, and even though the Bank has advanced liquidity management models, we cannot assure that the implementation of this model will not have a material effect on our business and that the figure presented above may change.

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

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2019, 2018 and 2017, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

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

We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. Also, a maximum VaR limit was established that can be applied over the trading portfolio. During the first nine months of the year, the VaR remained at low levels. However as of October 2019 there was more market volatility as a consequence of the social crisis the country faced and there were temporary VaR excesses given the increase in market volatility. The strategy to correct it was to decrease the foreign exchange and interest rate positions, which, in addition with a decrease in market volatility, caused the VaR for December 31, 2019 to be USD 4.7 million, below the total limit.

The high, low, and average levels for each component and each year below were as follows:

Consolidated	2019	2018	2017
	(in millions of U.S.$)
VaR
High	15.78	5.23	5.71
Low	1.33	1.21	1.56
Average	3.06	2.01	3.01

Fixed-income investments
High	9.77	2.54	5.51
Low	1.18	1.19	1.15
Average	2.33	1.71	2.36

Variable-income investments
High	0.00	0.01	0.01
Low	0.01	0.00	0.00
Average	0.00	0.00	0.00

Foreign currency investments
High	6.05	4.29	4.21
Low	0.10	0.09	0.53
Average	1.60	1.14	1.71

Below is a graph that illustrates the daily VaR levels at 99% over a one day horizon in 2018 and 2019.

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

Limitations of the sensitivity models

The most important assumption is the use of a 100 basis point change in the yield curve (57 basis points for the real rates). The Bank uses a 100 basis point change because sudden changes of that magnitude are considered realistic. The Santander Spain Global Risk Department has established comparable limits by country, to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted with consideration for the following limitations:

•	The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated General Balance Sheet and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

•	This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.

•	The model takes no account of the sensitivity of volumes which results from interest rate changes.

•	The limits to losses of budgeted financial income are calculated on the basis of the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market Risk – Financial management portfolio – December 31, 2019, 2018 and 2017

	2019		2018		2017
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	100,000	275,000	48,000	192,001	48,000	175,000
High	32,719	273,473	43,742	189,725	(37,148)	(141,287)
Low	12,686	145,338	27,854	170,450	(22,958)	(112,818)
Average	24,719	228,772	37,569	180,972	(29,110)	(128,506)

Financial management portfolio – foreign currency (in millions of U.S.$)
Loss limit	30	75	30	75	30	75
High	20	35	12	38	16	42
Low	5	1	4	(10)	4	15
Average	12	12	9	22	10	23

Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	100,000	275,000	48,000	192,002	48,000	175,000
High	34,462	271,989	45,492	192,848	(38,249)	(142,442)
Low	15,236	143,836	29,167	168,766	(23,571)	(112,277)
Average	27,918	227,303	38,908	182,557	(29,948)	(128,360)

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2019. This information is sent to the FMC on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the Board of Directors.

Regulatory Market Risk	As of December 31, 2019
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	315,089
Foreign currency risk of trading portfolio	11,327
Risk from interest rate options	41,647
Risk from foreign currency options	2
Total market risk of trading portfolio	368,065
10% x Risk-weighted assets	3,427,028
Subtotal	3,795,093
Limit = Regulatory Capital	4,244,662
Available margin	449,569

Non-trading portfolio market risk
Short-term interest rate risk	93,873
Inflation risk	96,432
Long-term interest rate risk	1,061,234
Total market risk of non-trading portfolio	1,251,539

Regulatory Market Risk	As of December 31, 2019
(Ch$ million)

Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	93,873
Exposure to inflation risk	96,432
Limit: 22% of (net interest income + net fee income sensitive to interest rates)	309,185
Available margin	118,880

Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	1,061,234
35% of regulatory capital	1,485,632
Available margin	424,398

Derivative activities

At December 31, 2019, 2018 and 2017, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. Notional amounts are not recorded on the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The FMC recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

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

In order to reduce the credit risk in its derivative contracts, the Bank has entered into Credit Support Annex (CSA) agreements with the majority of its counterparties, which include obligations to post daily cash collateral. The majority of the agreements include an obligation to post collateral with a threshold amount of zero. In the table below we identify those contracts with CSA and breakdown the fair value of our derivative portfolio by collateral threshold requirements for 2019 and 2018.

	Fair value of derivative contracts
	2019		2018
	Assets	Liabilities	Assets	Liabilities
Derivative contracts with zero threshold collateral amount in CSA	7,478,837	6,748,219	2,639,835	2,133,149
Derivative contracts with threshold collateral amounts in CSA that are greater than zero	532,298	517,814	344,520	262,683
Derivative contracts without CSA agreements	137,472	124,621	116,280	121,896
Total	8,148,607	7,390,654	3,100,635	2,517,728

We classify some of our derivative financial instruments as being financial assets held for trading, due to the guidelines from the FMC. We enter into derivative contracts with some clients who seek hedging instruments. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We also use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of December 31, 2019, 2018 and 2017:

	Derivative financial instruments portfolio
	As of December 31, 2019
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
			(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	381,638	317,610	1,847,138	39,460	34,264
Cross currency swaps	407,008	863,984	13,357,058	226,870	295,281
Subtotal	788,646	1,181,594	15,204,196	266,330	329,545

Cash Flow hedge derivative instruments
Currency forwards	99,105	1,018,656	768,256	4,131	3,505
Cross currency swaps	2,266,907	1,938,222	10,848,233	106,413	43,183
Subtotal	2,366,012	2,956,878	11,616,489	110,544	46,688

Derivative instruments for trading
Currency forwards	28,472,586	18,508,702	7,679,464	1,023,684	1,137,496
Interest rate swaps	16,678,487	40,892,909	89,109,046	2,465,235	2,270,686
Cross currency swaps	7,726,724	20,457,463	113,206,678	4,277,450	3,605,516
Call currency options	17,971	47,012	81,804	5,176	240
Call interest rate options	–	–	–	–	–
Put currency options	16,409	41,872	80,655	190	483
Subtotal	52,912,177	79,947,958	210,157,647	7,771,735	7,014,421
Total	56,066,835	84,086,430	236,978,332	8,148,609	7,390,655

	Derivative financial instruments portfolio
	As of December 31, 2018
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
			(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	80,000	491,600	1,191,012	14,789	9,188
Cross currency swaps	–	1,276,909	6,706,197	96,357	36,708
Subtotal	80,000	1,768,509	7,897,209	111,146	45,896

Cash Flow hedge derivative instruments
Currency forwards	205,750	168,151	–	–	8,013
Cross currency swaps	1,920,900	1,970,412	9,191,209	79,859	32,712
Subtotal	2,126,650	2,138,563	9,191,209	79,859	40,725

Derivative instruments for trading
Currency forwards	15,301,943	13,080,875	6,062,183	613,063	466,741
Interest rate swaps	12,024,095	22,064,681	69,453,618	723,870	577,835
Cross currency swaps	2,173,111	8,853,306	68,976,339	1,568,365	1,385,314
Call currency options	26,731	60,235	57,579	4,332	854
Call interest rate options	–	–	–	–	–

	Derivative financial instruments portfolio
	As of December 31, 2018
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
			(Ch$ million)
Put currency options	23,411	50,445	56,392	–	363
Subtotal	29,549,291	44,109,542	144,606,111	2,909,630	2,431,107
Total	31,755,941	48,016,614	161,694,529	3,100,635	2,517,728

	Derivative financial instruments portfolio
	As of December 31, 2017
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
			(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	–	162,985	1,554,171	23,003	1,424
Cross currency swaps	–	715,701	5,362,772	15,085	65,724
Subtotal	–	878,686	6,916,943	38,088	67,148

Cash Flow hedge derivative instruments
Currency forwards	801,093	218,982	–	39,233	59
Cross currency swaps	421,428	1,637,604	6,672,566	36,403	128,355
Subtotal	1,222,521	1,856,586	6,672,566	75,636	128,414

Derivative instruments for trading
Currency forwards	17,976,683	10,679,327	3,091,393	412,994	502,555
Interest rate swaps	9,069,964	14,389,389	46,342,779	467,188	392,366
Cross currency swaps	2,963,641	7,503,144	47,111,371	1,241,632	1,042,120
Call currency options	190,386	37,099	49,853	1,322	1,950
Call interest rate options	–	–	–	–	–
Put currency options	192,722	28,616	50,470	1,787	4,935
Subtotal	30,393,396	32,637,575	96,645,866	2,124,923	1,943,926
Total	31,615,917	35,372,847	110,235,375	2,238,647	2,139,488

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

In 2019, the Depositary made direct payments and reimbursements to us in the gross amount of U.S.$968,703.48 for expenses related to investor relations of which 28.2% was withheld for tax purposes in the U.S.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2019, the Bank, under the supervision and with the participation of the Bank’s management, including its Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Financial Controller, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

As permitted by the relevant rules and regulations, Banco Santander Chile’s management excluded Santander Consumer Chile S.A. from the scope of the internal control over financial reporting assessment, as it began to control the company on November 27, 2019 (see Note 3 to our Audited Consolidated Financial Statements). Total assets, net interest income and net income attributable to the parent subject to Santander Consumer Chile S.A.’s internal control over financial reporting represented 1.0%, 0.5% and 0.3% of Banco Santander Chile S.A. consolidated total assets, net interest income and the profits attributable to the consolidated parent as of and for the year ended December 31, 2019, respectively.

Based on this assessment, our management concluded that, as of December 31, 2019, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Our internal control over financial reporting as of December 31, 2019 has been audited by an independent registered public accounting firm, as stated in its report, which is referenced below

Report of Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm, dated March 6, 2020, on the effectiveness of our internal control over financial reporting as of December 31, 2019, see page F-2 of our Audited Consolidated Financial Statements.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2019	2018
	(in millions of Ch$)
Audit Fees
Statutory audit	441	420
Audit-related regulatory reporting	322	313
Other audit-related fees	223	112
Tax Fees
Compliance	–	–
Advisory Services	–	–
Total	986	845

Statutory audit: Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements that are provided by PricewaterhouseCoopers Consultores Auditores SpA in 2019 and 2018 in connection with statutory and regulatory filings or engagements, and attest services.

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

All services provided by the Bank principal auditing firm in 2019 detailed in the table above were approved by the Audit and Compliance Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2019, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

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

Summary of Corporate Governance Standards

For a summary of our Board’s corporate governance practices please see “Item 6C—Board Practices,” and “Item 10B—Memorandum and Articles of Association” which describe in detail the governing standards of the board committees. Santander-Chile has also adopted diverse measures to promote good corporate governance.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19. EXHIBITS

a)Index to Financial Statements

b) Index to Exhibits

Exhibit Number	Description
1A.1	Restated Articles of Incorporation of Santander-Chile (Spanish Version) (incorporated by reference to exhibit 3(a) to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 9, 2002).
1A.2	Restated Articles of Incorporation of Santander-Chile (English Version) (incorporated by reference to exhibit 3(b) to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 9, 2002).
1B	Amended and Restated By-Laws (estatutos) of Santander-Chile (English Version) (incorporated by reference to exhibit 99.1 to our Report on Form 6-K (File No. 001-14554) filed with the Commission on March 15, 2017).
2A.1	Form of Amended and Restated Deposit Agreement among Banco Santander-Chile, The Bank of New York Mellon (as depositary) and Owners and Holders of American Depositary Shares (incorporated by reference to our Registration Statement on Form F-6 (Registration No. 333-205890) filed with the Commission on July 27, 2015).
2A.2	English translation of the Foreign Investment Contract among Banco Santander Chile, JPMorgan Chase Bank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs (incorporated by reference to exhibit 2.A.2 to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-14554) filed with the Commission on May 2, 2016).
2A.3	English translation of the Assignment of Rights under the Foreign Investment Contract from JPMorgan Chase Bank, N.A. to The Bank of New York Mellon (incorporated by reference to exhibit 2.A.3 to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-14554) filed with the Commission on May 2, 2016).
2A.4	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 1996 (File No. 1-13448) filed in paper with the Commission on June 30, 1997).
2B.1	Agreement for the Issuance of Bonds dated November 26, 1996 between Old Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Banco Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed in paper with the Commission on June 30, 1997).
2B.2	Indenture dated December 9, 2004 between Santander-Chile and Deutsche Bank Trust Company Americas, as trustee, providing for issuance of securities in series (incorporated by reference to exhibit 2.B.2 to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14554) filed with the Commission on April 12, 2006).
2C	Description of Securities
8.1	List of Subsidiaries.

12.1	Section 302 Certification by the Chief Executive Officer.
12.2	Section 302 Certification by the Chief Financial Officer.
12.3	Section 302 Certification by the Financial Controller.
13.1	Section 906 Certification.

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

Date: March 6, 2020

CONSOLIDATED FINANCIAL STATEMENTS 2019

Banco Santander-Chile

Santander

CONTENT

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco Santander - Chile

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Banco Santander-Chile and its subsidiaries (“the Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for financial instruments in 2018.

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

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Santander Consumer Chile S.A. from its assessment of internal control over financial reporting as of December 31, 2019 because it was acquired by the Company in a purchase business combination during 2019. We have also excluded Santander Consumer Chile S.A. from our audit of internal control over financial reporting. Santander Consumer Chile S.A. is a 51% owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 1% and 0.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2019.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Expected Credit Loss Allowance for Commercial, Mortgage and Consumer Loans – Collective Basis

As described in Note 1 and 9 to the consolidated financial statements, management assesses the adequacy of the collective basis expected credit loss allowance for commercial, mortgage and consumer loans losses using expected credit loss models. As of December 31, 2019, the collective basis expected credit loss allowance was Ch$ 648,002 million on total commercial, mortgage and consumer loans of Ch$ 21,057,277 million. As disclosed by management, the estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect the increase in credit risk and the development of assumptions such as the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction, macroeconomic factors, among others. Management subjectively assesses the adequacy of the qualitative information used to assess the increase in credit risk since initial recognition and the development of assumptions such as probabilities of default and loss given default.

The principal considerations for our determination that performing procedures relating to the collective basis expected credit loss allowance for commercial, mortgage and consumer loans is a critical audit matter are (i) there was significant judgment by management in determining the collective basis expected credit loss allowance, which in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating audit evidence obtained relating to the assumptions used such as the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors, including qualitative information; and (ii) The audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the expected credit loss allowance estimation process, which included controls over the assumptions used in the estimation of the collective basis expected credit loss allowance, including qualitative information. These procedures also included, among others, testing the completeness, accuracy, and relevance of underlying data used in the model, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for estimating the collective basis expected credit loss allowance for commercial, mortgage and consumer loans, including evaluating the appropriateness of the methodologies and models, testing data used in the estimate and evaluating the reasonableness of significant assumptions such as the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors, including the qualitative information.

/s/ PricewaterhouseCoopers Consultores Auditores SpA

Santiago, Chile

March 6, 2020

We have served as the Company’s auditor since 2016.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2019	2018
	Note	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	3,554,520	2,065,441
Cash items in process of collection	5	355,062	353,757
Financial derivative contracts	8	8,148,608	3,100,635
Financial assets held for trading	6	270,204	77,041
Loans and account receivable at amortised cost	9	31,775,420	29,331,001
Loans and account receivable at fair value through other comprehensive income	10	66,065	68,588
Debt instrument at fair value through other comprehensive income	11	4,010,272	2,394,323
Equity instruments at fair value through other comprehensive income	12	482	483
Investments in associates and other companies	12	10,177	32,003
Intangible assets	13	73,389	66,923
Property, plant, and equipment	14	252,346	253,586
Right of use assets	14	155,987	-
Current taxes	15	11,648	-
Deferred taxes	15	451,388	397,515
Other assets	16	1,439,146	991,216
TOTAL ASSETS		50,574,714	39,132,512
LIABILITIES
Deposits and other demand liabilities	17	10,297,432	8,741,417
Cash items in process of being cleared	5	198,248	163,043
Obligations under repurchase agreements	7	380,055	48,545
Time deposits and other time liabilities	17	13,192,817	13,067,819
Financial derivative contracts	8	7,390,654	2,517,728
Interbank borrowings	18	2,519,818	1,788,626
Issued debt instruments	19	9,500,723	8,115,233
Other financial liabilities	19	226,358	215,400
Lease liabilities	14	158,494	-
Current taxes	15	-	8,093
Deferred taxes	15	99,157	15,470
Provisions	21	326,130	305,271
Other liabilities	22	2,806,325	900,407
TOTAL LIABILITIES		47.096.211	35,887,052
EQUITY
Attributable to the shareholders of the Bank:		3.398.870	3,199,297
Capital	24	891,303	891,303
Reserves	24	2,122,742	1,923,022
Valuation adjustments	24	(8,856)	11.353
Retained earnings		393,681	373,619
Retained earnings from prior years		(39,683)	(43,114)
Income for the year		619,091	595,333
Minus: Provision for mandatory dividends	24	(185,727)	(178,600)
Non-controlling interest	25	79,633	46,163
TOTAL EQUITY		3,478,503	3,245,460
TOTAL LIABILITIES AND EQUITY		50,574,714	39,132,512

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years ended

		December 31,
		2019	2018	2017
	Note	MCh$	MCh$	MCh$
OPERATING INCOME

Interest income	26	2,321,381	2,244,317	2,058,446
Interest expense	26	(904,417)	(829,949)	(731,755)

Net interest income		1,416,964	1,414,368	1,326,691

Fee and commission income	27	498,658	484,463	455,558
Fee and commission expense	27	(211,572)	(193,578)	(176,495)

Net fee and commission income		287,086	290,885	279,063

Net income (expense) from financial operations	28	(78,165)	53,174	2,796
Net foreign exchange gain	29	279,857	51,908	126,956
Other operating income	34	13,001	23,129	62,016

Net operating profit before provision for loan losses		1,918,743	1,833,464	1,797,522

Provision for loan losses	30	(323,311)	(317,408)	(302,255)

NET OPERATING INCOME		1,595,432	1,516,056	1,495,267

Personnel salaries and expenses	31	(410,157)	(397,564)	(396,967)
Administrative expenses	32	(233,612)	(245,089)	(230,103)
Depreciation and amortization	33	(106,092)	(79,280)	(77,823)
Impairment of property, plant, and equipment	33	(2,726)	(39)	(5,644)
Other operating expenses	34	(49,303)	(32,342)	(68,413)

Total operating expenses		(801,890)	(754,314)	(778,950)

OPERATING INCOME		793,542	761,742	716,317

Income from investments in associates and other companies	12	1,146	1,324	1,144

Income from continuing operations before tax		794,688	763,066	717,461

Income tax expense	15	(175,074)	(167,144)	(145,031)

Result of continuing operations		619,614	595,922	572,430
Result of discontinued operations	39	1,699	3,771	2,819
NET INCOME FOR THE YEAR		621,313	599,693	575,249

Attributable to:
Shareholders of the Bank		619,091	595,333	562,801
Non-controlling interest	25	2,222	4,360	12,448

Earnings per share from continued operations attributable to shareholders of the Bank:
Basic earnings	24	3.276	3.139	2.975
Diluted earnings	24	3.276	3.139	2.975

Earnings per share from discontinued operations attributable to shareholders of the Bank:
Basic earnings	24	0.009	0.020	0.015
Diluted earnings	24	0.009	0.020	0.015

Earnings per share attributable to shareholders of the Bank :
Basic earnings	24	3.285	3.159	2.987
Diluted earnings	24	3.285	3.159	2.987

The accompanying notes form integral part of these consolidated financial statements

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended

		December 31,
		2019	2018	2017
	Note	MCh$	MCh$	MCh$
NET INCOME FOR THE YEAR		621,313	599,693	575,249

Other comprehensive income that will not be reclassified to profit or loss
Equity instruments at fair value through other comprehensive income		(1)	(113)	-
Income tax related to the above		-	31	-

Total items that will not be reclassified to the income statements		(1)	(82)	-

Other comprehensive income that will be reclassified to profit or loss
Debt instruments at fair value through other comprehensive income	24	22,223	4,826	-
Available for sale financial assets	24	-	-	(5,520)
Cash flow hedge	24	(50,238)	13,365	(5,850)
Income tax related to the above		7,618	(4,903)	2,754

Total items that will be reclassified to the income statements		(20,397)	13,288	(8,616)
Other comprehensive income for the year, net of tax		(20,398)	13,206	(8,616)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		600,915	612,899	566,633

Attributable to:
Shareholders of the Bank		598,693	608,623	553,849
Non-controlling interests	25	2,222	4,276	12,784

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Fair value reserve	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to shareholders of the Bank	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2016	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	37,551	476,067	(142,815)	2,908,858	29,341	2,938,199
Distribution of income from previous period	-	-	-	-	-	-	476,067	(476,067)	-	-	-	-
Equity as of January 1, 2017	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	513,618	-	(142,815)	2,908,858	29,341	2,938,199
Dividends distributions / withdrawals made	-	-	-	-	-	-	(330,645)	-	142,815	(187,830)	(242)	(188,072)
Transfer of retained earnings to reserves	-	141,706	-	-	-	-	(141,706)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(168,840)	(168,840)	-	(168,840)
Subtotal	-	141,706	-	-	-	-	(472,351)	-	(26,025)	(356,670)	(242)	(356,912)
Other comprehensive income	-	-	-	(5,990)	(5,850)	2,888	-	-	-	(8,952)	336	(8,616)
Result of continuous operations	-	-	-	-	-	-	-	559.982	-	559.982	12,448	572.430
Result of discontinuous operations	-	-	-	-	-	-	-	2.819	-	2.819	-	2.819
Subtotal	-	-	-	(5,990)	(5,850)	2,888	-	562,801	-	553,849	12,784	566,633
Equity as of December 31, 2017	891,303	1,784,042	(2,224)	459	(3,562)	791	41,267	562,801	(168,840)	3,106,037	41,883	3,147,920
Distribution of income from previous period	-	-	-	-	-	-	562,801	(562,801)	-	-	-	-
Equity as of January 1, 2018	891,303	1,784,042	(2,224)	459	(3,562)	791	604,068	-	(168,840)	3,106,037	41,883	3,147,920
Impact of adopting IFRS 9	-	-	-	394	-	(19)	(82,367)	-	-	(81,992)	-	(81,992)
Restated opening balance under IFRS 9	891,303	1,784,042	(2,224)	853	(3,562)	772	521,701	-	(168,840)	3,024,045	41,883	3,065,928
Dividends distributions / withdrawals made	-	-	-	-	-	-	(423,611)	-	168,840	(254,771)	4	(254,767)
Transfer of retained earnings to reserves	-	141,204	-	-	-	-	(141,204)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(178,600)	(178,600)	-	(178,600)
Subtotal	-	141,204	-	-	-	-	(564,815)	-	(9,760)	(433,371)	4	(433,367)
Other comprehensive income	-	-	-	4,799	13,365	(4,874)	-	-	-	13,290	(84)	13,206
Result of continuous operations	-	-	-	-	-	-	-	591.563	-	591.563	4,360	595.923
Result of discontinuous operations	-	-	-	-	-	-	-	3.770	-	3.770	-	3.770
Subtotal	-	-	-	4,799	13,365	(4,874)	-	595,333	-	608.623	4,276	612,899
Equity as of December 31, 2018	891,303	1,925,246	(2,224)	5,652	9,803	(4,102)	(43,114)	595,333	(178,600)	3.199.297	46,163	3,245,460
Distribution of income from previous period	-	-	-	-	-	-	595,333	(595,333)	-	-	-	-
Equity as of January 1, 2019	891,303	1,925,246	(2,224)	5,652	9,803	(4,102)	552,219	-	(178,600)	3.199.297	46,163	3,245,460
Purchase of Santander Consumer S.A. (*)	-	(37,041)	-	-	-	-	-	-	-	(37,041)	31,437	(5,604)
Dividends distributions / withdrawals made	-	-	-	-	-	-	(355,141)	-	178,600	(176,541)	-	(176,541)
Transfer of retained earnings to reserves	-	236,761	-	-	-	-	(236,761)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(185,727)	(185,727)	-	(185,727)
Subtotal	-	199,720	-	-	-	-	(591,902)	-	(7,127)	(399,309)	31,437	(367,872)
Other comprehensive income	-	-	-	22,483	(50,238)	7,546	-	-	-	(20,209)	(189)	(20,398)
Result of continuous operations	-	-	-	-	-	-	-	617,392	-	617,392	2,222	619,614
Result of discontinuous operations	-	-	-	-	-	-	-	1,699	-	1,699	-	1,699
Subtotal	-	-	-	22,483	(50,238)	7,546	-	619,091	-	598,882	2,033	600,915
Equity as of December 31, 2019	891,303	2,124,966	(2,224)	28,135	(40,435)	3,444	(39,683)	619,091	(185,727)	3,398,870	79,633	3,478,503

(*)	The effect was generated by the acquisition of Santander Consumer S.A.. See Note 3 Significant Event

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended

Period	Total attributable to shareholders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of	Dividend per share
	MCh$	MCh$	MCh$	%	shares	(in pesos)
Year 2018 (Shareholders Meeting April 2019)	591,902	236,761	355,141	60	188,446,126,794	1.885
Year 2017 (Shareholders Meeting April 2018)	564,815	141,204	423,611	75	188,446,126,794	2.248
Year 2016 (Shareholders Meeting April 2017)	472,351	141,706	330,645	70	188,446,126,794	1.755

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		December 31,
		2019	2018	2017
	NOTE	MCh$	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME FOR THE YEAR		621,313	599,693	575,249
Adjustments for non-cash items included in net income		(1,119,126)	(1,266,270)	(1,198,330)
Depreciation and amortization	33	106,092	79,280	77,823
Impairment of property, plant, and equipment	33	2,726	39	5,644
Provision for loan losses	30	406,024	405,889	385,782
Mark to market of trading investments		39,997	1,438	1,438
Income from investments in associates and other companies	12	(1,146)	(5,095)	(3,962)
Net gain on sale of assets received in lieu of payment	34	(5,613)	(7,106)	(3,330)
Provision on assets received in lieu of payment	34	1,809	816	3,912
Loss on sale of associate		126	-	-
Net gain on sale of property, plant and equipment	34	(2,456)	(2,490)	(23,229)
Net interest income	26	(1,416,964)	(1,414,368)	(1,326,691)
Net fee and commission income	27	(287,086)	(290,885)	(279,063)
Other non-cash items		(67)	(8,271)	(29,903)
Changes in deferred taxes	15	37,432	(25,517)	(6,751)
Increase/decrease in operating assets and liabilities		2,346,978	1,689,069	206,725
(Increase) of loans and accounts receivables from customers, net		(2,449,954)	(2,703,700)	(629,605)
Decrease (increase) of financial investments		(1,809,112)	588,918	725,611
Decrease (increase) of interbank loans		232	147,534	110,036
Decrease of assets received or awarded in lieu of payment		(1,473)	722	4,125
Increase of debits in customers checking accounts		1,298,976	521,476	127,968
(Decrease) increase of time deposits and other time liabilities		124,998	1,153,874	(1,237,764)
Increase (decrease) of obligations with domestic banks		271,620	(480)	(364,956)
Increase (decrease) of other demand liabilities or time obligations		257,039	451,775	100,883
Increase of obligations with foreign banks		459,572	90,754	146,947
(Decrease) increase of obligations with Central Bank of Chile		-	(5)	(2)
(Decrease) increase of obligations under repurchase agreements		331,510	(219,516)	55,624
Increase (decrease) in other financial liabilities		10,958	(26,630)	2,014
(Decrease) increase of other assets and liabilities		982,760	(872,264)	(151,544)
Redemption of letters of credit		(6,988)	(8,989)	(11,772)
Senior bond issuances		1,893,552	1,156,057	911,581
Redemption of mortgage bonds and payments of interest		(6,109)	(5,911)	(5,736)
Redemption of senior bonds and payments of interest		(714,783)	(289,837)	(1,167,656)
Redemption of subordinated bonds and payments of interest		-	-	(14,899)
Interest received		2,321,381	2,244,317	2,058,446
Interest paid		(904,417)	(829,949)	(731,755)
Dividends received from investments in other companies	12	130	38	116
Fees and commissions received	27	498,658	484,463	455,558
Fees and commissions paid	27	(211,572)	(193,578)	(176,495)
Total cash flow (used in) provided by operating activities		1,849,165	1,022,492	(416,357)

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		December 31,
		2019	2018	2017
	NOTE	MCh$	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	14	(50,969)	(68,329)	(58,771)
Sales of property, plant, and equipment	14	8,666	6,297	17,939
Sales of investments in associates		1,930	-	-
Purchases of investments in associates and other companies	12	(62,136)	-	(3)
Purchases of intangible assets	13	(32,860)	(29,563)	(32,624)
Total cash flow used in investment activities		(135,369)	(91,565)	(73,459)

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities		(355,141)	(423,611)	(330,645)
Dividends paid		(355,141)	(423,611)	(330,645)
Lease obligation paid		(30,145)	-	-
Total cash flow used in financing activities		(385,286)	(423,611)	(330,645)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		1,328,510	507,316	(820,460)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		126,669	114,498	(31,398)

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,256,155	1,634,341	2,486,199

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	3,711,334	2,256,155	1,634,341

Reconciliation of provisions for the Consolidated Statements of Cash Flow		December 31,
for the year ended		2019	2018	2017
		MCh$	MCh$	MCh$

Provision for loan losses for cash flow purposes	30	406,024	405,889	385,782
Recovery of loans previously charged off	30	(82,713)	(88,481)	(83,527)
Provision for loan losses – net		323,311	317,408	302,255

			Changes not related to cash flows
Reconciliation of liabilities that arise from financing activities	31.12.2018 MCh$	Cash flow MCh$	Acquisition	Foreign currency exchange	UF Inflation effect	Fair value changes	31.12.2019 MCh$

Subordinated bonds	795,957	-	-	-	22,127	-	818,084
Paid dividend	-	(355.141)	-	-	-	-	(355.141)
Other liabilities	-	(30,145)	-	-	-	-	(30,145)
Total liabilities related to financing activities	795.957	(385.286)	-	-	22,127	-	432,798

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander-Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander-Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander-Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management brokering, and investment banking. Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2019 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. Banco Santander Spain,through its subsidiaries, has control over 67.18% of the Bank’s shares.

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

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF is equaled to Ch$28,309.94 as of December 31, 2019 and Ch$27,565.79 as of December 31, 2018. In 2019, UF inflation was 2.7% compared to 2.9% in 2018. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

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

b)	Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017, incorporate the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I.	has power over the investee;
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity
			Percent ownership share
		Place of	As of December 31,
		Incorporation	2019			2018			2017
Name of the	Main	and	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Subsidiary	Activity	operation	%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada (1)	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A. (2)	Insurance brokerage	Santiago, Chile	50.10	-	50.10	-	-	-	-	-	-
Santander Consumer Chile S.A. (3)	Financing	Santiago, Chile	51.00	-	51.00	-	-	-	-	-	-

The detail of non-controlling participation on all the remaining subsidiaries can be seen in Note 25– Non-controlling interest.

(1)	On December 18, 2019, Santander Agente de Valores Limitada changes its business name and the company’s object, to Santander Asesorías Financieras Limitada, and offering financial advice.
(2)	On October 19, 2019 Klare Corredora de Seguros S.A. was created as a digital insurance brokerage, and supporting banking business company and thus subject to banking regulations. The Banks owns the 50,10% of the company's capital share.
(3)	On November 15, 2019, Financial Market Commission (FMC) authorized Banco Santander to acquire the 51% of the Santander Consumer Chile S.A. capital share from SK Berge (49%) and Banco Santander S.A. (2%). The sale was completed on November 27, 2019.

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10, Consolidated Financial Statements:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Bansa Santander S.A. (financing revolving inventory lines to automotive dealers) (1)
-	Multiplica SpA (Development card incentive programs) (2)

(1)	Since December 2019, Bansa Santander S.A.(“Bansa”) modified it activity from management of repossessed assets and leasing of properties to financing revolving inventory lines to automotive dealers. Accordingly, Consumer has started to guide relevant activities of Bansa, and therefore it has begun to consolidate.

(2)	On October 4, 2019 Multiplica Spa was created as a supporting banking business company. In accordance with IFRS 10 Consolidated Financial Statement, the Bank controls the entity, since the relevant activities are addressed by the Bank, and the Bank is exposed, or has rights, to variable returns from its involvement with the investee.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
		Place of	As of December 31,
		Incorporation and	2019	2018	2017
Associates	Main activity	operation	%	%	%
Redbanc S.A. (*)	ATM services	Santiago, Chile	-	33.43	33.43
Transbank S.A. (*)	Debit and credit card services	Santiago, Chile	-	25.00	25.00
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A. (*)	Credit card processor	Santiago, Chile	-	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

(*)	The Bank is in process to sell its share participation on Redbanc S.A., Transbank S.A. and Nexus S.A., therefore it has applied IFRS 5 Non-current Assets Held for Sale and Discontinued Operations over its participations share. As of December 31, 2019, the Bank has sold 85% of its share participation in Nexus S.A. See Note N°39.

In the case of Cámara Compensación de Pagos Alto Valor S.A., Banco Santander-Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities.

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

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

The Bank makes transactions in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. representative of the month end reported; the rate used was Ch$747.37 per US$1 as of December 31, 2019 (Ch$697.76 per US$1 as of December, 2018).

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Classification and measurement of financial instrument – under IFRS 9

Financial instruments must be classified and measured in accordance with IFRS 9 starting from January 1, 2019, which established guidance for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

I.	Classification of financial instrument

i) Classification of financial assets

Financial assets are classified into a measurement category based on both the Bank’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

Contractual cash flow assessment determine if the cash flows from the financial asset meet the SPPI (solely payment of principal and interest) criterion, i.e., whether the contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest. Principal is the fair value of the financial assets at initial recognition, and interest is the consideration for the time value of money, the credit risk associated with the principal outstanding, and also may include liquidity risk, administrative cost and profit margin.

For classification process the Bank perform the SPPI test, which assesses the contractual term to identify whether they meet SPI criterion, ie, the contract is a basic lending arrangement. The Bank applies judgement and considers relevant factors such as currency in which the financial asset is denominated, and period for which the interest rate is set.

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii) Classification of financial liabilities

The Bank classified all financial liabilities as subsequently measured at amortised cost, except for derivatives that are liabilities, which are measured at fair value through profit or loss.

ii) Reclassification

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

After initial recognition, the Bank shall measure a financial asset at:

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii) Subsequent measurement- financial liabilities

After initial recognition, the Bank shall measure a financial liability at amortised cost.

III. Derecognition of financial assets and liabilities

Financial assets are derecognised when, and only when:

●	the contractual rights to the cash flows from the financial asset expire, or
●	the Bank transfers substantially all the risks and rewards of ownership of the financial asset, and therefore the Bank derecognises the financial asset and recognise separately any rights and obligations created or retained in the transfer.

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

IV. Contingent loan

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

V. Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of December 31, 2019 and 2018 the Bank does not have balance offsetting of financial instruments.

h)	Definitions and classification of financial instruments – under IAS 39

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest in the assets of an entity deducting all of its liabilities.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A “financial derivative” is a financial instrument whose value changes in response to the changes in an underlying observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations' line item.

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

i) Derivatives and hedging activities

The Bank has elected to continue applying the hedge accounting requirements of IAS 39 on adoption of IFRS 9.

The Bank has not provided comparative information for prior periods on the date of initial application of IFRS 9 for the new disclosures introduces by IFRS 9 as a consequential amendment to IFRS 7, as permitted by IFRS 7 paragraph 44z.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A “financial derivative” is a financial instrument whose value changes in response to the changes in an underlying observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of December 31, 2019 and 2018 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

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

The most significant criteria used by the Bank to recognise its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or ’stage 3’), for which interest revenue is calculated by applying the effective interest rate to their amortised cost (i.e. net of the ECL provision).

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognised in the Consolidated Statements of Income using criteria established in IFRS 15 “Revenue from contracts with customers”. See disclosure in Note 2 relating adoption and impact of IFRS 15.

Under IFRS 15, the Bank recognises revenue when (or as) satisfied a performance obligations by transferring a service (i.e. an asset) to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third-parties.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognises revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

The main revenues arising from commissions, fees and similar items correspond to:

-	Fees and commissions for lines of credits and overdrafts: includes accrued fees related to granting lines of credit and overdrafts in checking accounts.
-	Fees and commissions for guarantees and letters of credit: includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.
-	Fees and commissions for card services: includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards
-	Fees and commissions for management of accounts: includes accrued commissions for the maintenance of checking, savings and other accounts
-	Fees and commissions for collections and payments: includes income arising from collections and payments services provided by the Bank.
-	Fees and commissions for intermediation and management of securities: includes income from brokerage, placements, administration and securities’ custody services.
-	Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.
-	Other fees and commissions: includes income arising from currency changes,financial advisory, cashier check issuance, placement of financial products and online banking services.

The main expenses arising from commissions, fees and similar items correspond to:

-	Compensation for card operation: includes commission expenses for credit and debit card operations related to income commissions card services.
-	Fees and commissions for securities transactions: includes commissions expense for deposits, securities custody service and securities’ brokerage.
-	Other fees and commissions: includes mainly expenses generated from online services.

The Bank has incorporated disaggregated revenue and expense disclosures and reportable segment relationship in Note 28.

Additionally, the Bank maintains certain loyalty programs associated to its credit cards services, for which it has deferred a percentage of the consideration received in the statements of financial position to comply with its related performance obligation or has liquidated on a monthly basis as far they arise.

Revenue recognition accounting and disclosures for the year 2017, is under IAS 18 “Revenue recognition”, fees and commission income and expense were recognised in according to their nature. The main criteria were:

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

k)	Impairment of non-financial assets

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

l)	Property, plant, and equipment

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

Depreciation is calculated using the straight-line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

n)	Leasing

As of January 1, 2019 the Bank has started to apply IFRS 16 “Leases”, using the modified retrospective method and therefore, no comparative information is required, and 2018 balances continue to be reported under IAS 17 “Leases”

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Policy applicable from January 1, 2019

At inception of a contract the Bank assesses whether a contract contains a lease. A contract contains a lease if the contracts conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:

●	the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct. If the supplier has a substantive substitution right, then the asset is not identified.
●	the Bank has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, and
●	the Bank has the right to direct the use of the asset – this is decision-making purpose for which asset is use

a. As a Lessee

The Bank recognises a right-of-use asset and a lease liability at the lease commencement date in accordance within IFRS 16 “Leases”. The main contracts that the Bank has are offices and branches related, which are necessary to carry out its activities.

At the beginning, the right-of-use asset is equal to the lease liability and is calculated as the present value of the lease payments discounted using the incremental interest rate at the commencement date, considering the lease term of each contract. The average incremental interest rate as of December 31, 2019 is 1.7%. After initial recognition, the right-of-use is subsequently depreciated using the straight-line method in accordance with the lease term of the contract, and the lease liability is amortised in accordance with the effective interest method. Financial interest is accounted as interest expense, and depreciation as depreciation expense in each period.

The term of the lease comprises non-cancelable periods established within each contract, while for lease contracts with an indefinite useful life, the Bank has determined to assign a useful life equal to the longer non-cancelable period of its lease agreements. The Bank has elected not to recognise right-of-use assets and lease liabilities for short term leases that have a lease term of 12 months or less and leases of low-value assets. The Bank recognises lease payments associated with these leases as an expense on a straight-line basis over the lease term. Any modification in the terms or lease should be treated as a new measurement.

Initially, the Bank measures the right-of-use asset at cost. The rent of the lease agreements is agreed in UF and paid in pesos. According to that, monthly variation in UF should be treated as a new measurement, and therefore, readjustments should be recognized as a modification to the obligation and the right-of-use asset.

The Bank has not entered into lease agreements with residual value guarantee or variable lease payments.

In applying IFRS 16 for the first time, the Bank has used the following practical expedients permitted by the standard:

•	accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases
•	excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application.

The Bank has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Bank relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.

b. As a lessor

When the Bank acts as a lessor, it determines at the beginning if it corresponds to a financial or operating lease. To do this, it evaluates whether it has substantially transferred all the risks and benefits of the asset. In the affirmative case, it corresponds to a financial lease, otherwise it is a financial lease.

The Bank recognizes the lease income on a straight-line basis over the lease term.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

c. Third party financing

The Bank recognises the loans with third parties within “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

The finance income and expenses arising from these contracts are recorded under “Interest income” and “Interest expense” respectively, in Consolidated Statements of Income to achieve constant return rate over the lease term.

Policy applicable prior to January 1, 2019

Prior to effective date of IFRS 16, the Bank applied IAS 17 Leases.

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

In operating leases, the ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as a lessor, the leased assets are classified at their acquisition cost under “Property, plant and equipment”. The depreciation criterion for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases are recorded on a straight-line basis under “Other operating income” in the Consolidated Statements of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Administrative expenses” in the Consolidated Statements of Income.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of the sale except in the case of excess of proceeds over fair value, which is amortised over the period of use of the asset. In the case of finance leasebacks, the profit or loss generated is amortised over the lease term.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

o)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably, and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

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

Intangible assets are amortized on a straight-line basis using the estimated useful life, which has been defined by default in 36 months, and can be modified to the extent that it is demonstrated that the Bank will benefit from the use of the intangible for a different period mentioned above.

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

The new model uses a dual measurement approach, under which the loss allowance is measured as either:

-	12-month expected credit losses

-	Lifetime expected credit losses

The Bank has defined default on individual or collective basis:

•	Individual: when exposure is more than 89 days past due, it has been restructured, it is in judicial collection, it has been write-off, drag effect define as the entire outstanding amount on any loan which is 89 days or more past due.

•	Collective: when exposure is more than 89 days past due, it has been restructured, or has been identified as impaired by an internal risk committee).

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

The Bank, at the end of each reporting period, evaluated whether financial instrument’s credit risk has significantly increased since initial recognition or whether an asset is considered to be credit-impaired, and consequently classified financial instrument in the respective stage:

•	Stage 1: When loans are first recognised, the Bank recognises an allowance based on 12 months ECL. Stage 1 loans also include facilities where the credit risk has improved and the loan has been returned to Stage 1.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

•	Stage 2: When a loan has shown a significant increase in credit risk since origination, the Bank records an allowance for the lifetime ECL. Stage loans also include facilities, where the credit risk has improved and the loan has been returned to stage 2.

•	Stage 3: Loans considered credit impaired. The Bank records an allowance for the lifetime ECL, setting the PD at 100%.

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

Credit risk assessment and forward-looking information (including macro-economic factors), includes quantitative and qualitative information based on the Bank’s historical experience, some examples are:

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

The Bank has considered that if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial credit recognition but is not an absolute indicator. The bank did not rebut the backstop presumption of IFRS 9 relating to SICR or default.

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

EAD: The Exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdown on committed facilities, and accrued interest from missed payments.

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

iii.	Forward looking information

The ECL model includes a broad range of forward-looking information as economic inputs, such as:

•	GDO growth
•	Unemployment rates
•	Central Banks interest rates
•	Real estate prices

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

The Banks seeks to use collateral to mitigate its credit risks on financial assets, where possible. Types of collateral are: cash, securities, letters of credit, real state and inventories. The Bank’s accounting policy for collateral assigned to it through its lending arrangements under IFRS 9 is the same is it was under IAS 39. Collateral, unless repossessed, is not recorded on the Bank’s statements of financial position. However, the fair value of collateral affects the calculation of ECLs. The main collateral associated to mortgage loans are real estate, which are valued based on data provided by specialized third parties.

The estimation of ECL reflects the cash flows expected from collateral and other credit enhancement that are part of the contractual terms of the financial instruments.

According to the Bank’s policy when an asset (real estate) is repossessed are transferred to assets held for sale at their fair value less cost to sell as non-financial assets at the repossession date.

vi.	Write-offs

The gross carrying amount of a financial asset is reduced when there is no reasonable expectation of recovery. A write-off constitutes a derecognition event of the corresponding loan transaction in its entirety, and therefore, include portions not past-due for installments loans or leasing operation (no partial write-off).

Subsequent recoveries of amounts previously written-off are credited to the income statements, as recovery of loans previously write-off, as a deduction from provisions for loan losses.

Loan and accounts receivable write-offs are recorded for overdue and current installments based on the time periods expired since reaching overdue status, as described below:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

r)	Allowance for loan losses – under IAS 39

Prior to adoption of IFRS 9, the Bank established allowances to cover incurred losses on loans and account receivables from customers in accordance with its internal models and risk assessment as approved by the Board of Directors.

The Bank performed an assessment of the risk associated with loans and accounts receivable from customers to determine their allowance for loan losses as described below:

-	Individual assessment – represented cases where the Bank assesses a debtor as individually significant, or when he/she could not be classified within a group of financial assets with similar credit risk characteristics, due to their size, complexity or level of exposure.
-	Group assessment - a group assessment was relevant for analyzing a large number of transactions with small individual balances from individuals or small companies. The Bank grouped debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis.

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

The Bank’s risk categories were as follows:

1.	Debtors may be classified in risk categories A1, A2, A3 or B (if they are current on their payment obligations and show no sign of impairment in their credit quality). B is different from the A categories by a certain history of late payments. The A and B categories were distinguished by different PNPs (as defined below).

2.	Debtors classified as C1, C2, C3, C4, D1 or D2 included debtors whose loans with us have been charged off or administered by our Recovery Unit or identified as impaired by an internal risk committee.

For loans classified as A1, A2, A3 and B, we assigned a specific provision level on an individual basis to each borrower and, therefore, the amount of loan loss allowance is determined on a case by case basis.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Estimated Incurred Loan Loss = Loan Loss Allowance.

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

Every year, models together with PNP and SEV assumptions, were tested by the Bank’s Credit Risk Department, to ensure that they are appropriate at each reporting date so as to make sure any difference between the estimated incurred losses and actual losses is reduced.

These tests focused on the validation of the sufficiency of the Bank’s allowances and consisted of comparisons between actual write-offs to allowances established by the model, and the coverage of the total allowance to actual write-offs in the most current periods. Individual loan classification and improvements to any customer classification were also presented for approval to our Risk Committee.

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

Following the Bank’s definition, the Bank used group evaluation to approach transactions that have similar credit risk features, which indicated the debtor’s payment capacity over the entire debt, principal and interests, pursuant to the contract’s terms. In addition, this allowed us to assess a high number of transactions with low individual amounts, whether they belong to individuals or SMEs (small and medium sized companies). Therefore, debtors and loans with similar features were grouped together and each group has a risk level assigned to it.

These models were meant to be used mainly to analyze loans granted to individuals (including consumer loans, credit lines, mortgage loans and commercial loans) and commercial loans to small to middle-sized entities (SMEs).

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Allowances were established using these models, taking into account the historical Impairment and other known circumstances at the time of evaluation. After this, a historical loss rate was assigned to each portfolio profile constituting each evaluated group.

Allowances for group-evaluated loans were established based on the credit risk of the profile to which the loan belongs. The method for assigning a profile was based on statistical building method, establishing a relation through logistic regression of various variables, such as payment behavior in the Bank, payment behavior outside the Bank, various sociodemographic data, among others, and a response variable that determined a client’s risk level, which in this case was 90 days of non-performance (the chosen features are relevant when calculating future cash flows per group of assets). Afterwards, common profiles were established and with differentiated default rates, applying the real historical loss the Bank had with that portfolio.

The different risk categories were constructed and updated periodically based on the payment behavior of the client’s profile to which they belong, as well as his or her sociodemographic characteristics. Therefore, when a customer had past due balance or has missed some payments, the outcome was that the customer will move to a different segment with a higher loss rate, therefore capturing current trends for each risk profile.

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

To determine the estimated incurred loss for commercial and mortgage loans collectively evaluated for impairment, we mainly analyzed the payment behavior of clients, particularly the payment behavior of clients with payments that are more than 90 days overdue, clients with other weaknesses, such as early nonperformance (i.e., payments that are past-due, though by less than 90 days), clients with modified loans and clients with renegotiated loans, as well as success in recovery against these clients. We also took into account whether the loan is supported by collateral.

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

The Bank classified its investment held on Redbanc, Transbank and Nexus, previously classifed as associated, as assets held for sale in Other Assets, in accordance with IFRS 5 “Non-current Assets held for sale and discontinued operations”, since its carrying amount will be recovered principally through a sale transaction rather through continuing use.

To apply the mentioned treatment, the Bank has ensured to comply with related requirement established in IFRS 5, which include:

•	the assets are available for immediate sale in its present conditions and its sale must be highly probable.
•	for the sale to be highly probable, the appropriate level of management is committed to a plan to sell the asset, and an active program to locate a buyer and complete the plan.
•	In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The Bank has measured their investment on the mentioned associated investment at their carrying amount since it represents the lower between carrying amount and fair value less cost to sell. Additionally, the Bank will recognise an impairment loss for any initial or subsequent write-down of the asset to fair value less costs to sell, to the extent that it has not been recognized.

As of December 31, 2019, the Bank still maintains its investment on Transbank and Redbanc (classified as held for sale), while a main portion of Nexus was sold on October 2019, and we expect to complete the sale on January 2020.

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

At least once a year, the Bank performs the necessary analysis to update the “cost to sale” of assets received or awarded in lieu of payments. According to the Bank’s survey, as of December 31, 2019 the average cost to sale was estimated at 3.1% of the appraisal value (2.2% as of December 31, 2018).

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

As of December 31, 2019 and 2018 the Bank did not have any instruments that generated dilution.

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

As of December 31, 2019 and 2018 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provision for mandatory dividends” line of the Consolidated Statements of Changes in Equity with offset to Provisions.

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are:

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Cash-settled share-based compensation

The Bank allocates cash-settled share-based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value. Until the obligation is settled, the Bank determines the fair value at the end of each reporting period, as well as at the date of settlement, recognising any change in fair value in the income statements of the period.

z)	Application of new and revised International Financial Reporting Standards

1. New and revised standards effective in current year

The following new and revised IFRS have been adopted in these financial statements:

IFRS 16 Leases – issued on January 13, 2016, the IASB has published its new standard for leases, which replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC15 Operating leases and SIC27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognise a right-of-use asset representing its right of use the underlying leased asset and a lease liability representing its obligation to make lease payment. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

For lease commitments that are in scope of the standard, the Bank recognised, as of January 1, 2019, the right of use assets of approximately MM$154,284 and lease liabilities for the same amount, since it has been elected to apply the simplified transition approach in which no comparative information is restated, instead, the cumulative effect of the application of the standard (if any) is recognised as an adjustment to the initial balance of retained earnings at the date of the initial application.

IFRIC 23 Uncertainty over Income Tax Treatments – This standard issued on June 7, 2017, clarifies how the recognition and measurement requirements of IAS 12 apply when there is uncertainty about tax treatments. The standard applies to annual periods beginning on or after January 1, 2019, with early application permitted. The implementation of this standard did not have a material impact on the Bank’s financial statement.

Amendments to IAS 28 long-term interest in Associates and Joint Ventures - This standard was issued in October 12, 2017 to clarify that an entity applies IFRS 9 including its impairment requirements, to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. The amendments are effective for periods beginning on or after January 1, 2019, early application is permitted. The implementation of this standard did not have a material impact on the Bank’s financial statement.

Annual Improvements to IFRS Standards 2015–2017 Cycle - These annual improvements issued in December 12, 2017, containing the following amendments:

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

IAS 23 Borrowing cost – The amendments clarify that if any specific borrowing remain outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings. The implementation of this standard did not have a material impact on the Bank’s financial statement.

Amendments to IAS 19 Plan amendment, curtailment or settlement – issued on February 7, 2018, amendments are:

•	If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement.

•	In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling.

The amendments are effective for periods beginning on or after January 1, 2019, early application is permitted but must be disclosed. The implementation of this standard did not have a material impact on the Bank’s financial statement.

2.	New and revised IFRS issued but not effective

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them, which were not mandatory as of December 31, 2019. Although in some cases the application is permitted by the IASB, the Bank has not made its application on that date.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Sale or Contributions of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) - Issued on September 11, 2014, the IASB has published ’Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)’. The amendments address a conflict between the requirements of IAS 28 ‘Investments in Associates and Joint Ventures’ and IFRS 10 ‘Consolidated Financial Statements’ and clarifies the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

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

IFRS 17 Insurance Contracts – Issued on May 18, 2017, this standard establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. The objective is to ensure that an entity provides relevant information that faithfully represents those contracts. This information gives a bases for users of financial statements to assess the effect that insurance contracts have on the entity’s financial position, financial performance and cash flows. This standard supersedes IFRS 4.

The standard is effective for periods beginning on or after January 1, 2022, early application is permitted if both IFRS 15 Revenue from contracts with customers and IFRS 9 Financial Instruments have also been applied. The Bank’s management is evaluating the potential impact of this standards on the consolidated financial statements of the Bank.

Conceptual Framework for Financial Reporting 2018 – Issued on March 29, 2018, the purpose of this framework is to assist the IASB in developing and revising IFRSs that are based on consistent concepts, helps preparers to develop consistent accounting policies for areas that are not covered by a standard or where there is choice of accounting policy, and to assist all parties to understand and interpret IFRS.

This framework in not a standard and does not override any specific IFRS. The implementation of this standard does not have a material impact on the Bank’s financial statement.

Amendments to IFRS 3 – Definition of a Business – Issued on October 22, 2018, this amendment aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The amendments include:

●	clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;
●	narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
●	add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
●	remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and
●	add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The amendments are effective for business combination for which the acquisition date is on or after the periods beginning of the first annual reporting period beginning on or after January 1, 2020, and to asset acquisitions that occur on or after the beginning of that report. Early application is permitted. The implementation of this standard does not have a material impact on the Bank’s financial statement.

Amendments to IAS 1 and IAS 8- Definition of material – Issued on October 31, 2018, the purpose of this amendment is to clarify the definition of material and to align the definition used in the Conceptual Frameworks and the IFRSs

The new definition of material and the accompanying explanatory paragraphs are contained in IAS 1 Presentation of Financial Statements. The definition of material in IAS 8 Accounting policies, Changes in Accounting estimates and Errors has been replaced with a reference to IAS 1.

The standard is effective for periods beginning on or after January 1, 2020, early application is permitted. The implementation of this standard does not have a material impact on the Bank’s financial statement.

Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate benchmark Reform – Issued on September 26, 2019, this amendment deal with issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative interest rate and address the implications for specific hedge accounting requirements in IFRS 9 Financial Instruments, which require forward-looking analysis.

The amendments are effective for period beginning on or after January 1, 2020 and must be applied retrospectively. Early application is permitted. The Bank’s management has considered that these amendments will not have a material impact on the consolidated financial statements of the Bank.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 02

ACCOUNTING CHANGES

A.	IFRS 16 ADOPTION

On January 1, 2019, IFRS 16 Leases has become effective; this standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, thus a lessee is required to recognise a right-of-use asset representing its right of use the underlying leased asset and a lease liability representing its obligation to make lease payments.

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Bank has elected to adopt IFRS 16 using a modified retrospective approach at the date of initial application, therefore, it has recognise a right-of-use asset for an amount equal to the lease liability, which amounted MCh$154,284.

Below is the detail of impacts as of January 1, 2019:

	Balance as		Balance as
	of December 31, 2018	Additions	of January 01, 2019
	MCh$	MCh$	MCh$

Right of use assets	-	154,284	154,284
Subtotals Assets	-	154,284	154,284

Lease liability	-	154,284	154,284
Subtotals Liabilities	-	154,284	154,284

For more details, see Note 14.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 02

ACCOUNTING CHANGES, continued

B.	IFRS 9 ADOPTION – Transition disclosure

The following disclosure provides the impact of adopting IFRS 9 on the statements of financial position and retained earnings including the effect of replacing IAS 39’s incurred credit loss provision with IFRS 9’s ECLs.

		IAS 39 carrying amount				IFRS 9 carrying amount
		Category	Amount	Reclassification	Remeasurement	Amount	Category
	Ref	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
AMORTISED COST
Cash and deposit in banks
Opening balance under IAS 39 and closing under IFRS 9		AC	1,452,922	-	-	1,452,922	AC
Interbank loans, net
Opening balance under IAS 39		AC	162,213	-	-	-	-
Remeasurement: ECL Allowance	A	-	-	(162,213)	-	-	-
Closing balance under IFRS9		-	-	-	-	-	-
Loans and accounts receivable from customers, net
Opening balance under IAS 39		AC	26,772,544	-	-	-	-
Addition: from interbank loans	A	-	-	162,213	-	-	-
Subtraction to FVOCI (net of allowance)	B	-	-	(107,846)	-	-	-
Remeasurement: ECL Allowance		-	-	-	(97,322)	-
Closing balance under IFRS 9		-	-	-	-	26,729,589	AC
Total financial assets measured at amortised cost			28,387,679	(107,846)	(97,322)	28,182,511	-
FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (FVOCI)
Available for sale investment (debt securities)
Opening balance under IAS 39		FVOCI	2,574,546	-	-	-	-
Remeasurement: ECL Allowance		-	-	-	-	-	-
Closing balance under IFRS 9		-	-	-	-	2,574,546	FVOCI
Loans and accounts receivable from customers, net
Opening balance under IAS 39		AC	-	-	-	-	-
Addition: from amortised cost (net of allowance)	B	-	-	107,846	-	-	-
Remeasurement: from cost to FV	B	-	-	-	(236)	-	-
Remeasurement: ECL Allowance	B	-	-	-	291	-	-
Closing balance under IFRS 9		-	-	107,846	55	107,901	FVOCI
Investment in associate and other companies – Bladex (equity instruments)
Opening balance under IAS 39		Cost	136	-	-	-	-
Remeasurement: from cost to FV	C	-	-	-	306	-	-
Closing balance under IFRS 9		-	-	-	306	442	FVOCI
Investment in associate and other companies- Stock exchange (equity instruments)
Opening balance under IAS 39		FV	287	-	-	-	-
Remeasurement: from cost to FV		-	-	-	-	-	-
Closing balance under IFRS 9	C	-	-	-	-	287	FVOCI
Total financial assets measured at FVOCI		-	2,574,969	107,846	361	2,683,176	-

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 02

ACCOUNTING CHANGES, continued

	Ref	IAS 39 carrying amount				IFRS 9 carrying amount
		Category	Amount	Reclassification	Remeasurement	Amount	Category
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
FAIR VALUE THROUGH PROFIT OR LOSS (FVPL)
Trading investment
Opening balance under IAS 39 and closing under IFRS 9		FVPL	485,736	-	-	485,736	FVPL
Derivative contracts (hedging + trading)				-	-	-	-
Opening balance under IAS 39 and closing under IFRS 9		FVPL	2,238,647	-	-	2,238,647	FVPL
Total financial assets measured at FVTPL			2,724,383	-	-	2,274,383	-

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

(B)	Loans and account receivable measured at fair value through other comprehensive income

The Bank enters into arrangements with its major customers for project finance and syndicated loans and, sometimes the amount requested exceeds the Bank’s limit for a single client exposure under the established credit risk policy, accordingly, the transaction is approved under the condition to sell a portion of the facility in the near term, which is classified under this category. Also, the Bank has decided to include loans that the Bank are expecting to sell if the market conditions are favorable to the Bank in this category. These loans are measured at fair value through other comprehensive income, and subject to impairment requirements.

(C)	Investment in equity instrument

The Bank has elected to irrevocably designate non-trading equity securities required to operates in Chile and outside at FVOCI as permitted under IFRS 9. Bladex and stock exchange securities were previously measured at cost as permitted by IAS 39. The changes in fair value will no longer be reclassified to profit or loss when they are disposed of.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 02

ACCOUNTING CHANGES, continued

The following table reconciles the December 31, 2017 period’s closing impairment allowance measured in accordance with the IAS 39 incurred loss model to the new impairment model:

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 02

ACCOUNTING CHANGES, continued

The composition of the loan portfolio as of January 1, 2018 is as follows:

	Assets before allowances				ECL allowance
As of January 1, 2018	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Interbank loans	162,685	-	-	162,685	13	-	-	13	162,672
Commercial loans	8,743,179	595,436	543,807	9,882,422	56,546	36,541	246,870	339,957	9,542,465
Foreign trade loans	1,464,059	56,110	54,344	1,574,513	4,883	849	33,480	39,212	1,535,301
Checking accounts debtors	173,738	8,005	13,953	195,696	2,302	411	9,385	12,098	183,598
Factoring transactions	441,014	4,035	4,841	449,890	837	91	3,366	4,294	445,596
Student loans	70,984	7,402	9,904	88,290	3,644	2,329	6,092	12,065	76,225
Leasing transactions	1,235,103	161,882	60,019	1,457,004	8,946	9,553	27,835	46,334	1,410,670
Other loans and account receivable	110,307	5,663	36,623	152,593	2,640	1,549	24,551	28,740	123,853
Subtotal	12,401,069	838,533	723,491	13,963,093	79,811	51,323	351,579	482,713	13,480,380

Mortgage loans
Loans with mortgage finance bonds	21,529	1,230	1,301	24,060	25	51	172	248	23,812
Endorsable mortgage mutual loans	107,900	2,973	4,205	115,078	100	143	628	871	114,207
Other mortgage mutual loans	8,061,800	465,146	430,811	8,957,757	14,477	20,033	72,390	106,900	8,850,857
Subtotal	8,191,229	469,349	436,317	9,096,895	14,602	20,227	73,190	108,019	8,988,876

Consumer loans
Installment consumer loans	2,378,614	234,044	298,084	2,910,742	51,172	46,866	157,811	255,849	2,654,893
Credit card balances	1,324,742	20,916	19,322	1,364,980	20,443	7,633	11,982	40,058	1,324,922
Leasing transactions	4,627	47	41	4,715	1,013	23	74	1,110	3,605
Other consumer loans	270,410	2,573	4,272	277,255	84	35	223	342	276,913
Subtotal	3,978,393	257,580	321,719	4,557,692	72,712	54,557	170,090	297,359	4,260,333

Total	24,570,691	1,565,462	1,481,527	27,617,680	167,125	126,107	594,859	888,091	26,729,589

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 03

SIGNIFICANT EVENTS

As of December 31, 2019, the following significant events have occurred and affected the Bank’s operations and Consolidated Financial Statements.

a) The Board

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on February 28, 2019, it was agreed to propose to the Ordinary Shareholders’ Meeting on April 23, 2019, a dividend of $ 1.88457837 per share, corresponding 60% of the profits for the 2018 fiscal year. Likewise, the board will propose that the remaining 40% of the profits be used to increase the Bank’s reserves.

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on March 26, 2019, the following matters were agreed:

-	Due to the resignation of the Director Mr. Andreu Plaza López, the Board of Directors of the Bank has appointed Mr. Rodrigo Echenique Gordillo to replace him as Director.

-	It was agreed to subscribe an agreement with SKBergé S.A., whereby the Bank would acquire the ownership held by SKBergé Financiamiento S.A. in Santander Consumer Chile S.A., representing 49% of the capital stock of Santander Consumer Chile S.A., for a total of $59,063,470,000.

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on July 30, 2019, it was agreed to call an Extraordinary Shareholders Meeting for August 27, 2019, in order to submit for the shareholder’s consideration the acquisition of 51% of the shares issued by Santander Consumer Chile S.A.

On August 13, 2019, the favorable opinions of the members of the Board of Directors of Banco Santander-Chile were communicated to the market, regarding the 51% acquisition of the shares of Santander Consumer Chile S.A.

At the Extraordinary Shareholders Meeting of Banco Santander-Chile held on August 27, 2019, it was agreed to approve the operation to acquire 51% of the shares issued by Santander Consumer Chile S.A. The transactions were approved by the Financial Market Commission (FMC) on November 15, 2019, and executed on November 21, 2019.

b) New subsidiaries and corporate modifications

On October 19, 2019, Klare Corredora de Seguros S.A. was created as a digital insurance broker. With prior FMC (former SBIF) authorization by resolution No. 6780 of September 26, 2019, Banco Santander-Chile subscribed to 50.10% of the subsidiary.

On November 27, 2019, the Bank acquired 51% of Santander Consumer S.A., an automobile financing non-banking company, which became a subsidiary of the Bank and a supporting banking business company from SK Berge (49%) and Banco Santander S.A. (2%) for a total amount MCh$62,136. The purchase generated a negative equity effect of MCh$37,041, since it was considered a transaction between entities under common control, the Bank used “predecessor accounting method”.

On December 18, 2019, Santander Agencia de Valores Limitada modified its corporate name and business objective, becoming Santander Asesorias Financieras Limitada and having the following object: i) search for alternative sources of financing; ii) restructuring of its liabilities; iii) negotiations to acquire, sell or merge companies; iv) issuance and placement of bonds; v) placement of funds in the capital market; vi) credit or market risk analysis; vii) evaluation of new businesses; viii) knowledge of banking matters; ix) any other activity directly linked to financial advice.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 03

SIGNIFICANT EVENTS, continued

c) Bods issued at December 31, 2019

c.1 Senior bonds

During the year ended December 31, 2019 the Bank has issued senior bonds in the amount of AUD 185,000,000, EUR 65,000,000 and CHF 250,000,000, debt issuance information is included in Note 19.

Series	Currency	Term (annual)	Issuance rate (annual)	Issuance date	Amount	Maturity date
EUR	EUR	7	1,09%	02-01-2019	40,000,000	07-02-2026
EUR	EUR	15	1,25%	11-26-2019	25,000,000	01-03-2022
Total	EUR				65,000,000
AUD	AUD	15	3,66%	05-13-2019	22,000,000	20-05-2034
AUD	AUD	5	1,13%	07-11-2019	20,000,000	11-07-2024
AUD	AUD	5	1,13%	07-17-2019	28,000,000	17-07-2024
AUD	AUD	5	1,13%	07-17-2019	15,000,000	17-07-2024
AUD	AUD	20	3,05%	08-30-2019	75,000,000	28-02-2039
AUD	AUD	15	3,16%	11-12-2019	12,000,000	20-11-2034
AUD	AUD	15	2,91%	11-21-2019	13,000,000	27-11-2034
Total	AUD				185,000,000
CHF	CHF	5	0,38%	03-12-2019	150,000,000	27-09-2024
CHF	CHF	10	0,14%	08-29-2019	100,000,000	29-08-2029
Total	CHF				250,000,000

c.2 Subordinated bonds

As at December 31, 2019 the Bank had not issued subordinated bonds in this financial year.

c.3 Mortgage bonds

As at December 31, 2019 the Bank had not issued mortgage bonds in this financial year.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 03

SIGNIFICANT EVENTS, continued

c.4       Repurchase of bonds

The Bank has conducted the following repurchase of bonds as of December 31, 2019:

Date	Series	Currency	Amount
02-12-2019	Senior	CLP	10,000,000,000
02-14-2019	Senior	CLP	30,000,000,000
02-19-2019	Senior	CLP	4,200,000,000
02-22-2019	Senior	CLP	14,240,000,000
02-22-2019	Senior	CLP	30,000,000
02-22-2019	Senior	CLP	10,000,000
03-01-2019	Senior	CLP	11,800,000,000
03-04-2019	Senior	CLP	40,080,000,000
03-05-2019	Senior	CLP	20,000,000,000
03-15-2019	Senior	UF	156,000
03-19-2019	Senior	UF	418,000
03-20-2019	Senior	CLP	6,710,000,000
03-20-2019	Senior	UF	154,000
03-21-2019	Senior	UF	100,000
03-25-2019	Senior	UF	100,000
03-26-2019	Senior	UF	90,000
04-08-2019	Senior	CLP	3,950,000,000
04-10-2019	Senior	UF	409,000
04-16-2019	Senior	UF	55,000
04-17-2019	Senior	CLP	130,000,000
04-18-2019	Senior	CLP	330,000,000
05-16-2019	Senior	CLP	14,880,000,000
05-16-2019	Senior	UF	9,000
06-13-2019	Senior	UF	1,000
10-01-2019	Senior	CLP	10,960,000,000
10-02-2019	Senior	CLP	100,000,000
10-04-2019	Senior	CLP	60,000,000
11-05-2019	Senior	CLP	15,220,000,000
11-07-2019	Senior	CLP	3,620,000,000
11-13-2019	Senior	CLP	5,320,000,000
11-14-2019	Senior	UF	2,977,000
11-28-2019	Senior	UF	340,000
12-02-2019	Senior	UF	105,000

d) Others

On January 12, 2019, was published in the “Diario Oficial” Law 21,130 that modernizes Banking Legislation. This law introduces modifications, among other regulatory bodies, to the General Bank Law (LGB), to Law 21,000 creating the Financial Market Commission (“FMC” which replaces former SBIF), to the Organic Law of the State Bank of Chile and to the Tax Code.

The main changes introduced by this law are the integration of the SBIF within the Financial Market Commission (FMC), new capital requirements in accordance with the international standards established by Basel III, in addition to new limits for credit operations.

The new law adopts the highest international standards in banking regulation and supervision, strengthening international competitiveness and contributing to the financial stability of Chile.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 03

SIGNIFICANT EVENTS, continued

The FMC has issued three standards drafts for comment of a total of 16 that are required for the full fulfillment of the new capital requirements:

- Identification of banks with systemic importance.

- New standardized methodology to determine risk-weighted assets operational risk.

- Methodology for computing regulatory capital.

On December 20, 2019, the FMC issued Circular N°2,243 Compendium of Accounting Standards for banks, which incorporates the modifications introduced by the IASB through new standards such as IFRS 9 Financial Instruments (excluding impairment chapter), IFRS 16 Leases, IFRS15 Revenue from Contracts with customers and disclosures required by IFRS 7 Financial Instruments:Disclosures. The modifications pursue greater convergence to IFRS, improving disclosures and contributing to the transparency of the Chilean banking system. The new compendium (CNCB) is applicable from January 1, 2021, and for the purposes of comparative financial statement as of March 2021, 2020 will be a transition year.

Sale of associates

The Bank completed the sale of a significant part of its participation in Sociedad Nexus S.A., which reached 12.9% investment that was registered as an asset held for sale (see Note No. 39).

Social unrest

During October 2019, growing public concern over perceived social inequality led to a rise in social unrest. As a results, certain Bank’s branches suffered different level of damages. As of December 31, 2019, the Bank recorded an impairment for an amount of MCh$2,726 (see Note 33), and expenses for MCh$1,823 as other operational expenses (see Note 34) . Most of this damage was insured.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 04

REPORTING SEGMENTS

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

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$2,000 million. This segment gives customers a variety of services, including consumer loans, credit cards, automobile loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the SME clients are offered government-guaranteed loans, leasing and factoring.

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

Global Investment Banking

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

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Investment Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products, The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 04

REPORTING SEGMENTS, continued

Corporate Activities (“Other”)

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

The segments’ accounting policies are those described in the summary of accounting policies, The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment’s interest income, fee and commission income, and expenses.

Below are the tables showing the Bank’s results by reporting segment for the years ended December 31, 2019, 2018 and 2017 in addition to the corresponding balances of loans and accounts receivable from customers:

		For the year ended December 31, 2019
	Loans and accounts receivable at amortised cost (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Expected credit losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	22,926,377	960,361	230,627	28,426	(279,969)	(575,511)	363,934
Middle-market	8,093,496	298,587	38,712	13,535	(38,746)	(97,054)	215,034
Global Investment Banking	1,603,633	98,154	29,103	94,761	(224)	(65,343)	156,899
Other	48,009	59,862	(11,356)	64,970	(4,819)	(11,953)	96,704

Total	32,671,515	1,416,964	287,086	201,692	(323,311)	(749,861)	832,570

Other operating income							13,001
Other operating expenses and impairment							(52,029)
Income from investments in associates and other companies							1,146
Income tax expense							(175,074)
Result of continuing operations							619,614
Result of discontinued operations							1,699
Net income for the year							621,313

(1) Corresponds to loans and accounts receivable at amortised cost under IFRS 9, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 04

REPORTING SEGMENTS, continued

		For the year ended December 31, 2018
	Loans and accounts receivable at amortised cost (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Expected credit losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	20,786,637	949,764	220,532	19,694	(287,739)	(553,157)	349,094
Middle-market	7,690,380	272,912	36,746	16,848	(26,314)	(92,377)	207,815
Global Investment Banking	1,613,088	96,722	35,064	57,340	2,339	(64,913)	126,552
Other	123,310	94,970	(1,457)	11,200	(5,694)	(11,486)	87,533

Total	30,213,415	1,414,368	290,885	105,082	(317,408)	(721,933)	770,994

Other operating income							23,129
Other operating expenses and impairment							(32,381)
Income from investments in associates and other companies							1,325
Income tax expense							(167,144)
Result of continuing operations							595,923
Result of discontinued operations							3,770
Net income for the year							599,693

(1) Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 04

REPORTING SEGMENTS, continued

		For the year ended December 31, 2017
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	19,233,169	970,332	206,449	20,595	(293,956)	(534,970)	368,450
Middle-market	6,775,734	264,663	36,280	13,751	(19,235)	(91,882)	203,577
Global Investment Banking	1,633,796	100,808	27,626	50,714	6,440	(62,685)	122,903
Other	83,215	(9,112)	8,708	44,692	4,496	(15,356)	33,428

Total	27,725,914	1,326,691	279,063	129,752	(302,255)	(704,893)	728,358

Other operating income							62,016
Other operating expenses and impairment							(74,057)
Income from investments in associates and other companies							1,144
Income tax expense							(145,031)
Result of continuing operations							572,430
Result of discontinued operations							2,819
Net income for the year							575,249

(1) Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 05

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:
	As of December 31,
	2019	2018
	MCh$	MCh$

Cash and deposits in banks
Cash	861,178	824,863
Deposits at the Central Bank of Chile	1,731,079	953,016
Deposits in local banks	948	664
Deposits in banks abroad	961,315	286,898
Subtotals – Cash and deposits in banks	3,554,520	2,065,411

Net cash items in process of collection	156,814	190,714

Cash and cash equivalents	3,711,334	2,256,155

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

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions were as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$

Assets
Documents held by other banks (documents to be cleared)	217,394	210,546
Funds receivable	137,668	143,211
Subtotal	355,062	353,757
Liabilities
Funds payable	198,248	163,043
Subtotal	198,248	163,043

Cash in process of collection, net	156,814	190,714

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 06

FINANCIAL ASSETS HELD FOR TRADING

The detail of instruments deemed as financial trading investments is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	1,952	22,947
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	268,252	48,211
Subtotal	270,204	71,158

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotal	-	-

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	5,883
Subtotal	-	5,883

Investments in mutual funds
Funds managed by related entities	-	-
Funds managed by others	-	-
Subtotal	-	-

Total	270,204	77,041

As of December 31, 2019 and 2018, there were no trading investments sold under contracts to resell to clients or financial institutions.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	As of December 31, 2019 and 2018, the Bank does not have investment under resale agreements.

b)	Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2019 and 2018, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2019				2018
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from Chilean Government and the Chilean Central Bank:
Chilean Central Bank Bonds	-	-	-	-	48,307	-	-	48,307
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other securities from the Government and the Chilean Central Bank	379,891	33	-	379,924	110	-	-	110
Subtotal	379,891	33	-	379,924	48,417	-	-	48,417
Instruments from other domestic institutions:
Time deposits in Chilean financial institutions	127	4	-	131	128	-	-	128
Subtotal	127	4	-	131	128	-	-	128
Instruments from other foreign institutions:
Securities from Government or foreign Central Banks	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	380,018	37	-	380,055	48,545	-	-	48,545

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

c)	Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2019 and 2018, valued at fair value:

	As of December 31,
	2019			2018
	Available for sale portfolio	Trading portfolio	Total	Available for sale portfolio	Trading portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	-	-	-	49,040	-	49,040
Chilean Central Bank Notes	-	-	-	-	-	-
Other securities from the Government and the Chilean Central Bank	379,924	-	379,924	109	-	109
Subtotal	379,924	-	379,924	49,149	-	49,149
Other Chilean securities:
Time deposits in Chilean financial institutions	131	-	131	132	-	132
Subtotal	131	-	131	132	-	132
Instruments from other foreign institutions:
Securities from Government or foreign Central Banks	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-

Total	380,055	-	380,055	49,281	-	49,281

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2019 and 2018 the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2019
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Interest rate swaps	381,638	317,610	1,847,138	2,546,386	39,460	34,264
Cross currency swaps	407,008	863,984	13,357,058	14,628,050	226,870	295,281
Subtotal	788,646	1,181,594	15,204,196	17,174,436	266,330	329,545

Cash flow hedge derivatives
Currency forwards	99,105	1,018,656	768,256	1,886,017	4,131	3,505
Cross currency swaps	2,266,907	1,938,222	10,848,233	15,053,362	106,413	43,183
Subtotal	2,366,012	2,956,878	11,616,489	16,939,379	110,544	46,688

Trading derivatives
Currency forwards	28,472,586	18,508,702	7,679,464	54,660,752	1,023,683	1,137,496
Interest rate swaps	16,678,487	40,892,909	89,109,046	146,680,442	2,465,235	2,270,686
Cross currency swaps	7,726,724	20,457,463	113,206,678	141,390,865	4,277,450	3,605,516
Call currency options	17,971	47,012	81,804	146,787	5,176	240
Put currency options	16,409	41,872	80,655	138,936	190	483
Subtotal	52,912,177	79,947,958	210,157,647	343,017,782	7,771,734	7,014,421

Total	56,066,835	84,086,430	236,978,332	377,131,597	8,148,608	7,390,654

	As of December 31, 2018
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Interest rate swaps	80,000	491,600	1,191,012	1,762,612	14,789	9,188
Cross currency swaps	-	1,276,909	6,706,197	7,983,106	96,357	36,708
Subtotal	80,000	1,768,509	7,897,209	9,745,718	111,146	45,896

Cash flow hedge derivatives
Currency forwards	205,750	168,151	-	373,901	-	8,013
Cross currency swaps	1,920,900	1,970,412	9,191,209	13,082,521	79,859	32,712
Subtotal	2,126,650	2,138,563	9,191,209	13,456,422	79,859	40,725

Trading derivatives
Currency forwards	15,301,943	13,080,875	6,062,183	34,445,001	613,063	466,741
Interest rate swaps	12,024,095	22,064,681	69,453,618	103,542,394	723,870	577,835
Cross currency swaps	2,173,111	8,853,306	68,976,339	80,002,756	1,568,365	1,385,314
Call currency options	26,731	60,235	57,579	144,545	4,332	854
Put currency options	23,411	50,445	56,392	130,248	-	363
Subtotal	29,549,291	44,109,542	144,606,111	218,264,944	2,909,630	2,431,107

Total	31,755,941	48,016,614	161,694,529	241,467,084	3,100,635	2,517,728

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2019 and 2018, classified by term to maturity:

	As of December 31, 2019
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable at amortised cost
Mortgage loan	633,300	1,189,036	1,545,240	3,466,874	6,834,450
Commercial loans	-	600,000	50,000	-	650,000
Debt instruments at FVOCI
Chilean sovereign bonds	-	-	5,605	394,691	400,296
Mortgage financing bonds	-	2,728	-	-	2,728
Treasury bonds	-	-	149,474	37,369	186,843
Chilean Treasury bonds	-	289,369	-	-	289,369
Chilean Central Bank bonds	-	254,685	-	-	254,685
Time deposits and other time liabilities
Time deposits	685,259	281,921	225,515	-	1,192,695
Issued debt instruments
Senior bonds	651,681	1,133,698	2,253,892	3,324,099	7,363,370
Total	1,970,240	3,751,437	4,229,726	7,223,033	17,174,436
Hedging instrument
Cross currency swaps	1,270,992	2,791,437	3,774,647	6,790,974	14,628,050
Interest rate swaps	699,248	960,000	455,079	432,059	2,546,386
Total	1,970,240	3,751,437	4,229,726	7,223,033	17,174,436

	As of December 31, 2018
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable at amortised cost
Mortgage loan	653,872	1,272,382	276,590	603,818	2,806,662
Debt instruments at FVOCI
Chilean sovereign bonds	-	-	-	172,072	172,072
Mortgage financing bonds	-	-	3,779	-	3,779
Treasury bonds	-	-	-	174,440	174,440
Chilean Treasury bonds	-	304,818	-	220,041	524,859
Chilean Central Bank bonds	-	449,730	-	-	449,730
Time deposits and other time liabilities
Time deposits	486,013	-	-	-	486,013
Issued debt instruments
Senior bonds	708,624	1,117,779	1,298,471	2,003,289	5,128,163
Total	1,848,509	3,144,709	1,578,840	3,173,660	9,745,718
Hedging instrument
Cross currency swaps	1,276,909	2,794,709	1,228,840	2,682,648	7,983,106
Interest rate swaps	571,600	350,000	350,000	491,012	1,762,612
Total	1,848,509	3,144,709	1,578,840	3,173,660	9,745,718

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

Below is the notional amount of the hedged items as of December 31, 2019 and 2018, and the period when the cash flows will be generated:

	As of December 31, 2019
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable at amortised cost
Mortgage loans	3,334,734	1,505,595	1,995,156	3,136,962	9,972,447
Commercial loans	-	-	-	-	-
Debt instruments at FVOCI
Chilean sovereign bonds	-	-	-	-	-
Chilean Central Bank bonds	-	-	82,727	-	82,727
Time deposits	-	-	267,286	225,981	493,267
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	358,118	341,283	-	-	699,401
Senior bonds (fixed rate)	803,596	1,696,595	1,152,461	1,069,511	4,722,163
Interbank borrowings
Interbank loans	826,442	142,932	-	-	969,374
Total	5,322,890	3,686,405	3,497,630	4,432,454	16,939,379
Hedging instrument
Cross currency swaps	4,205,129	2,918,149	3,497,630	4,432,454	15,053,362
Currency forwards	1,117,761	768,256	-	-	1,886,017
Total	5,322,890	3,686,405	3,497,630	4,432,454	16,939,379

	As of December 31, 2018
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable at amortised cost
Mortgage loans	1,890,696	3,026,824	1,459,389	2,467,090	8,843,999
Commercial loans	109,585	-	-	-	109,585
Debt instruments at FVOCI
Chilean sovereign bonds	-	-	-	-	-
Chilean Central Bank bonds	-	-	246,306		246,306
Time deposits	-	-	166,628	-	166,628
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	-	666,823	-	-	666,823
Senior bonds (fixed rate)	500,583	52,790	601,639	503,721	1,658,733
Interbank borrowings
Interbank loans	1,764,348	-	-	-	1,764,348
Total	4,265,212	3,746,437	2,473,962	2,970,811	13,456,422
Hedging instrument
Cross currency swaps	3,891,311	3,746,437	2,473,962	2,970,811	13,082,521
Currency forwards	373,901	-	-	-	373,901
Total	4,265,212	3,746,437	2,473,962	2,970,811	13,456,422

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Below is an estimate of the periods in which cash flows are expected to be produced:

b.1 Forecasted cash flows for interest rate risk:

	As of December 31, 2019
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	25,328	10,220	217	-	35,765
Outflows	(356,683)	(245,480)	(154,689)	(163,151)	(920,003)
Net flows	(331,355)	(235,260)	(154,472)	(163,151)	(884,238)

Hedging instrument
Inflows	356,683	245,480	154,689	163,151	920,003
Outflows (*)	(25,328)	(10,220)	(217)	-	(35,765)
Net flows	331,355	235,260	154,472	163,151	884,238

(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2018
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	76,736	35,994	3,062	2,401	118,193
Outflows	(125,747)	(46,372)	(13,311)	(4,701)	(190,131)
Net flows	(49,011)	(10,378)	(10,249)	(2,300)	(71,938)

Hedging instrument
Inflows	125,747	46,372	13,311	4,701	190,131
Outflows (*)	(76,736)	(35,994)	(3,062)	(2,401)	(118,193)
Net flows	49,011	10,378	10,249	2,300	71,938

(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2 Forecasted cash flows for inflation risk:

	As of December 31, 2019
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	74,574	109,486	216,972	422,362	823,394
Outflows	(19,466)	(50,151)	(33,140)	(52,880)	(155,637)
Net flows	55,108	59,335	183,832	369,482	667,757

Hedging instrument
Inflows	19,466	50,151	33,140	52,880	155,637
Outflows	(74,574)	(109,486)	(216,972)	(422,362)	(823,394)
Net flows	(55,108)	(59,335)	(183,832)	(369,482)	(667,757)

	As of December 31, 2018
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	37,086	73,576	166,516	310,293	587,471
Outflows	(14,036)	-	-	-	(14,036)
Net flows	23,050	73,576	166,516	310,293	573,435

Hedging instrument
Inflows	14,036	-	-	-	14,036
Outflows	(37,086)	(73,576)	(166,516)	(310,293)	(587,471)
Net flows	(23,050)	(73,576)	(166,516)	(310,293)	(573,435)

b.3 Forecasted cash flows for exchange rate risk:

As of December 31, 2019 and 2018 the Bank has no forecasted cash flows for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statements of Changes in Equity, specifically within Other comprehensive income, as of December 31, 2019 and 2018, is as follows:

	As of December 31,
Hedged item	2019	2018
	MCh$	MCh$

Interbank loans	(1,872)	309
Issued debt instruments	(16,345)	(10,893)
Debt instruments at FVOCI	(2,905)	(1,392)
Loans and accounts receivable at amortised cost	(19,313)	21,779
Net flows	(40,435)	9,803

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset.

During the year, the Bank did not enter into any cash flow hedges relating to forecasted transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$

Bond hedging derivatives	(120)	-	-
Interbank loans hedging derivatives	(955)	(683)	-
Cash flow hedge net gain (loss)	(1,075)	(683)	-

See Note 24 - Equity, letter e)

e)	Net investment hedges in foreign operations:

As of December 31, 2019 and 2018, the Bank does not have any foreign net investment hedges in its hedge accounting portfolio.

f)	Macrohedges

	Notional amount
As of December 31, 2019	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Loans and account receivable at amortised cost
Mortgage loans	633,300	1,189,036	1,545,240	3,466,874	6,834,450
Commercial loans	-	600,000	50,000	-	650,000

Notional amount
As of December 31, 2018	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Loans and account receivable at amortised cost
Mortgage loans	653,872	1,272,382	276,590	603,818	2,806,662
Commercial loans	-	-	-	-	-

As of December 31, 2019 and 2018, Other Assets include MCh$210,867 and MCh$9,414 respectively, related to fair value measurement of net assets or liabilities subject to macrohedges. See Note 16.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE AT AMORTISED COST

As of December 31, 2019 the composition of the loan portfolio is as follows:

	Assets before allowances				ECL allowance				Net
As of December 31, 2019	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Interbank loans	14,852	-	-	14,852	1	-	-	1	14,851
Commercial loans	10,179,002	870,028	659,157	11,708,187	41,296	41,734	301,094	384,124	11,324,063
Foreign trade loans	1,519,757	155,324	38,552	1,713,633	4,113	705	23,569	28,387	1,685,246
Checking accounts debtors	166,771	16,108	14,014	196,893	1,492	764	9,644	11,900	184,993
Factoring transactions	478,465	7,946	2,989	489,400	1,158	234	1,904	3,296	486,104
Student loans	57,206	5,942	8,125	71,273	1,774	1,950	5,595	9,319	61,954
Leasing transactions	1,184,765	178,556	61,541	1,424,862	5,415	8,270	30,960	44,645	1,380,217
Other loans and account receivable	201,805	11,163	30,257	243,225	2,178	2,287	20,432	24,615	218,328
Subtotal	13,802,623	1,245,067	814,635	15,862,325	57,427	55,944	393,198	506,569	15,355,756

Mortgage loans
Loans with mortgage finance bonds	10,774	744	780	12,298	13	21	103	137	12,161
Endorsable mortgage mutual loans	92,792	2,819	4,541	100,152	72	103	641	816	99,336
Other mortgage mutual loans	10,172,400	454,385	523,760	11,150,545	8,361	14,385	77,360	100,106	11,050,439
Subtotal	10,275,966	457,948	529,081	11,262,995	8,446	14,509	78,104	101,059	11,161,936

Consumer loans
Installment consumer loans	3,378,489	270,347	268,700	3,917,536	51,289	45,102	158,670	255,061	3,662,475
Credit card balances	1,341,734	17,668	18,308	1,377,710	12,507	4,894	9,936	27,337	1,350,373
Leasing transactions	3,569	303	80	3,952	56	30	36	122	3,830
Other consumer loans	239,255	4,400	3,342	246,997	3,544	782	1,621	5,947	241,050
Subtotal	4,963,047	292,718	290,430	5,546,195	67,396	50,808	170,263	288,467	5,257,728

Total	29,041,636	1,995,733	1,634,146	32,671,515	133,269	121,261	641,565	896,095	31,775,420

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE AT AMORTISED COST, continued

As of December 31, 2018 the composition of the loan portfolio is as follows:

	Assets before allowances				ECL allowance				Net
As of December 31, 2018	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Interbank loans	15,093	-	-	15,093	10	-	-	10	15,083
Commercial loans	9,684,451	841,123	608,192	11,133,766	52,782	41,954	274,050	368,786	10,764,980
Foreign trade loans	1,646,337	56,295	49,805	1,752,437	5,466	735	33,716	39,917	1,712,520
Checking accounts debtors	183,290	16,452	15,420	215,162	2,108	467	11,209	13,784	201,378
Factoring transactions	370,391	6,005	4,587	380,983	829	91	3,433	4,353	376,630
Student loans	64,381	6,049	9,486	79,916	2,705	2,170	6,315	11,190	68,726
Leasing transactions	1,225,755	169,196	48,773	1,443,724	7,236	9,033	22,531	38,800	1,404,924
Other loans and account receivable	123,108	5,135	36,821	165,064	2,594	1,190	26,178	29,962	135,101
Subtotal	13,312,806	1,100,255	773,084	15,186,145	73,730	55,640	377,432	506,802	14,679,342

Mortgage loans
Loans with mortgage finance bonds	15,261	1,241	924	17,426	20	40	117	177	17,249
Endorsable mortgage mutual loans	101,074	3,454	4,008	108,536	87	126	592	805	107,731
Other mortgage mutual loans	9,142,627	442,801	439,591	10,025,019	8,899	14,936	66,453	90,288	9,934,731
Subtotal	9,258,962	447,496	444,523	10,150,981	9,006	15,102	67,162	91,270	10,059,711

Consumer loans
Installment consumer loans	2,693,260	231,107	265,303	3,189,670	50,748	48,622	148,017	247,387	2,942,283
Credit card balances	1,385,783	14,977	16,392	1,417,152	15,087	4,961	8,740	28,788	1,388,364
Leasing transactions	3,974	133	50	4,157	83	22	22	127	4,030
Other consumer loans	258,723	2,822	3,765	265,310	4,986	767	2,287	8,040	257,270
Subtotal	4,341,740	249,039	285,510	4,876,289	70,904	54,372	159,066	284,342	4,591,947

Total	26,913,508	1,796,790	1,503,117	30,213,415	153,640	125,114	603,660	882,414	29,331,001

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE AT AMORTISED COST, continued

a.	Commercial loans

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2019, is as follow:

	Stage1		Stage2		Stage3
	Individual	Collective	Individual	Collective	Individual	Collective	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2019(*)	9,695,837	3,644,407	867,783	235,239	386,929	387,265	15,217,460
Transfers
Transfers to stage 2	(518,990)	(347,678)	518,990	347,678	-	-	-
Transfers to stage 3	-	(41,696)	-	-	-	41,696	-
Transfers to stage 3	-	-	(132,136)	(230,125)	132,136	230,125	-
Transfers to stage 1	158,935	159,009	(158,935)	(159,009)	-	-	-
Transfers to stage 2	-	-	11,229	120,293	(11,229)	(120,293)	-
Transfers to stage 1	-	1,134	-	-	-	(1,134)	-
Net changes of financial assets	542,311	415,524	(119,884)	(68,960)	(24,788)	(31,945)	712,258
Write-off	-	-	-	-	(83,845)	(94,004)	(177,849)
Foreign exchange adjustments and others	330,171	(236,341)	17,920	(5,016)	1,804	1,918	110,456
At December 31, 2019	10,208,264	3,594,359	1,004,967	240,100	401,007	413,628	15,862,325

	Stage 1		Stage 2		Stage 3
	Individual	Collective	Individual	Collective	Individual	Collective	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2019(*)	30,189	44,104	31,066	24,945	198,115	179,771	508,190
Transfers
Transfers to stage 2	(7,786)	(20,058)	17,237	68,705	–	–	58,098
Transfers to stage 3	–	(2,666)	–	–	–	16,087	13,421
Transfers to stage 3	–	–	(8,567)	(42,601)	44,203	71,200	64,235
Transfers to stage 1	1,576	4,838	(7,525)	(22,278)	–	–	(23,389)
Transfers to stage 2	–	–	685	9,667	(3,867)	(27,482)	(20,997)
Transfers to stage 1	–	88	–	–	–	(242)	(154)
Net changes of the exposure and modifications in credit risk	(6,948)	14,199	(3,151)	(12,533)	41,365	54,962	87,894
Write-off	–	–	–	–	(83,844)	(94,014)	(177,858)
Foreign exchange adjustments and others	4,508	(4,617)	644	(350)	193	(3,249)	(2,871)
At December 31, 2019	21,539	35,888	30,389	25,555	196,165	197,033	506,569

(*) Include loans and ECL balances of the acquired Santander Consumer Chile S.A.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE AT AMORTISED COST, continued

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2018, is as follow:

	Stage1		Stage2		Stage3
	Individual	Collective	Individual	Collective	Individual	Collective	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2018	9,062,153	3,338,916	630,515	208,018	372,744	350,747	13,963,093
Transfers
Transfers to stage 2	(225,062)	(53,020)	225,062	53,020	-	-	-
Transfers to stage 3	(16,654)	(67,886)	-	-	16,654	67,886	-
Transfers to stage 3	-	-	(59,688)	(40,853)	59,688	40,853	-
Transfers to stage 1	13,199	52,755	(13,199)	(52,755)	-		-
Transfers to stage 2	-	-	4,451	36,247	(4,451)	(36,247)	-
Transfers to stage 1	-	718	-	-		(718)	-
Net changes on financial assets	1,334,933	708,531	138,436	48,323	4,240	70,848	2,305,311
Write-off	-	-	-	-	(53,921)	(74,430)	(128,351)
Foreign Exchange adjustments and others	(472,732)	(363,045)	(57,794)	(19,528)	(8,025)	(32,784)	(953,908)
At December 31, 2018	9,695,837	3,616,969	867,783	232,472	386,929	386,153	15,186,145

	Stage1		Stage2		Stage3
	Individual	Collective	Individual	Collective	Individual	Collective	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2018	29,797	50,014	28,282	23,041	191,397	160,182	482,713
Transfers
Transfers to stage 2	(2,719)	(1,525)	8,005	8,169	-	-	11,930
Transfers to stage 3	(241)	(2,697)	-	-	6,612	29,839	33,513
Transfers to stage 3	-	-	(5,541)	(6,776)	22,705	17,475	27,863
Transfers to stage 1	167	553	(411)	(3,402)	-		(3,093)
Transfers to stage 2	-		330	1,854	(1,704)	(6,776)	(6,296)
Transfers to stage 1	-	22	-	-	-	(72)	(50)
Net changes of the exposure and modifications in the credit risk	4,105	3,770	2,740	2,855	1,251	29,253	43,974
Write-off	-	-	-		(37,439)	(58,510)	(95,949)
Foreign Exchange adjustments and others	(920)	(6,646)	(2,339)	(1,167)	15,293	7,926	12,197
At December 31, 2018	30,189	43,541	31,066	24,574	198,115	179,317	506,802

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE AT AMORTISED COST, continued

b.	Mortgage loans

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2019, is as follow:

	Stage1	Stage2	Stage3
	Collective	Collective	Collective	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2019	9,258,962	447,496	444,523	10,150,981
Transfers
Transfers to stage 2	(481,646)	481,646	-	-
Transfers to stage 3	(60,329)	-	60,329	-
Transfers to stage 3	-	(333,706)	333,706	-
Transfers to stage 1	361,293	(361,293)	-	-
Transfers to stage 2	-	250,896	(250,896)	-
Transfers to stage 1	2,338	-	(2,338)	-
Net changes on financial assets	1,131,941	(35,200)	(24,539)	1,072,202
Write-off	-	-	(34,184)	(34,184)
Foreign exchange adjustments and others	63,407	8,109	2,480	73,996
At December 31, 2019	10,275,966	457,948	529,081	11,262,995

	Stage 1	Stage 2	Stage 3
	Collective	Collective	Collective	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2019	9,006	15,102	67,162	91,270
Transfers
Transfers to stage 2	(3,318)	20,509	–	17,191
Transfers to stage 3	(311)	–	5,994	5,683
Transfers to stage 3	–	(12,598)	31,654	19,056
Transfers to stage 1	1,374	(13,849)	–	(12,475)
Transfers to stage 2	–	8,341	(29,303)	(20,962)
Transfers to stage 1	6	–	(193)	(187)
Net changes of the exposure and modifications in credit risk	1,655	(3,054)	32,561	31,162
Write-off	–	–	(34,184)	(34,184)
Foreign exchange adjustments and others	34	58	4,413	4,505
At December 31, 2019	8,446	14,509	78,104	101,059

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE AT AMORTISED COST, continued

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2018, is as follow:

	Stage1	Stage2	Stage3
	Collective	Collective	Collective	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2018	8,191,229	469,349	436,317	9,096,895
Transfers
Transfers to stage 2	(87,473)	87,473	-	-
Transfers to stage 3	(64,949)	-	64,949	-
Transfers to stage 3	-	(54,488)	54,488	-
Transfers to stage 1	162,432	(162,432)	-	-
Transfers to stage 2	-	79,159	(79,159)	-
Transfers to stage 1	2,612	-	(2,612)	-
Net changes on financial assets	1,226,259	34,653	10,215	1,271,127
Write-off	-	-	(31,664)	(31,664)
Foreign Exchange adjustments and others	(171,148)	(6,218)	(8,011)	(185,377)
At December 31, 2018	9,258,962	447,496	444,523	10,150,981

	Stage 1	Stage 2	Stage 3
	Collective	Collective	Collective	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2018	14,602	20,227	73,190	108,019
Transfers
Transfers to stage 2	(516)	3,846	-	3,330
Transfers to stage 3	(383)	-	9,060	8,677
Transfers to stage 3	-	(2,518)	8,056	5,538
Transfers to stage 1	263	(6,255)	-	(5,992)
Transfers to stage 2	-	2,296	(10,185)	(7,889)
Transfers to stage 1	91	-	(232)	(141)
Net changes of the exposure and modifications in the credit risk	1,601	575	(1,784)	392
Write-off	-	-	(13,548)	(13,548)
Foreign Exchange adjustments and others	(6,652)	(3,069)	2,605	(7,116)
At December 31, 2018	9,006	15,102	67,162	91,270

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE AT AMORTISED, continued

c.	Consumer loans

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2019, is as follow:

	Stage1	Stage2	Stage3
	Collective	Collective	Collective	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2019(*)	4,727,464	295,132	300,193	5,322,789
Transfers
Transfers to stage 2	(358,403)	358,403	-	-
Transfers to stage 3	(25,210)	-	25,210	-
Transfers to stage 3	-	(248,494)	248,494	-
Transfers to stage 1	130,611	(130,611)	-	-
Transfers to stage 2	-	56,489	(56,489)	-
Transfers to stage 1	514	-	(514)	-
Net changes on financial assets	430,777	(45,093)	(3,605)	382,079
Write-off	-	-	(223,919)	(223,919)
Foreign Exchange adjustments and others	57,294	6,892	1,060	65,246
At December 31, 2019	4,963,047	292,718	290,430	5,546,195

	Stage 1	Stage 2	Stage 3
	Collective	Collective	Collective	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2019 (*)	75,495	60,467	165,052	301,014
Transfers
Transfers to stage 2	(28,717)	109,916	–	81,199
Transfers to stage 3	(1,633)	–	11,699	10,066
Transfers to stage 3	–	(78,909)	111,334	32,425
Transfers to stage 1	7,941	(32,506)	–	(24,565)
Transfers to stage 2	–	17,002	(31,914)	(14,912)
Transfers to stage 1	47	–	(233)	(186)
Net changes of the exposure and modifications in the credit risk	15,641	(25,712)	135,298	125,227
Write-off	–	–	(223,919)	(223,919)
Foreign Exchange adjustments and others	(1,378)	550	2,946	2,118
At December 31, 2019	67,396	50,808	170,263	288,467

(*)	Include loans and ECL balances of the acquired Santander Consumer Chile S.A.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE AT AMORTISED, continued

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2018, is as follow:

	Stage1	Stage2	Stage3
	Collective	Collective	Collective	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2018	3,978,393	257,580	321,719	4,557,692
Transfers
Transfers to stage 2	(46,936)	46,936		-
Transfers to stage 3	(33,161)		33,161	-
Transfers to stage 3	-	(19,327)	19,327	-
Transfers to stage 1	29,777	(29,777)	-	-
Transfers to stage 2	-	17,988	(17,988)	-
Transfers to stage 1	37	-	(37)	-
Net changes on financial assets	766,069	1,063	76,398	843,530
Write-off	-	-	(115,933)	(115,933)
Foreign Exchange adjustments and others	(352,439)	(25,424)	(31,137)	(409,000)
At December 31, 2018	4,341,740	249,039	285,510	4,876,289

	Stage 1	Stage 2	Stage 3
	Collective	Collective	Collective	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2018	72,712	54,557	170,090	297,359
Transfers
Transfers to stage 2	(2,117)	14,655	-	12,538
Transfers to stage 3	(1,431)	-	16,311	14,880
Transfers to stage 3	-	(3,913)	10,721	6,808
Transfers to stage 1	1,320	(4,890)	-	(3,570)
Transfers to stage 2	-	2,943	(9,107)	(6,164)
Transfers to stage 1	6	-	(18)	(12)
Net changes of the exposure and modifications in the credit risk	3,782	(8,572)	42,194	37,404
Write-off	-	-	(64,506)	(64,506)
Foreign Exchange adjustments and others	(3,368)	(408)	(6,619)	(10,395)
At December 31, 2018	70,904	54,372	159,066	284,342

There were no changes to the assumptions used within the model. During 2019, the Bank completed an update of the 2018 Forward looking assessment, resulting in an increase of MCh$6,998 within the provision for loan losses.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The Bank has decided to classify a portfolio at fair value through other comprehensive income (FVOCI) related to loans and account receivable with its major customer, when they request a credit operation which exceeds single client exposure under the Bank’s credit risk policy. The risk committee approved the operation with the condition to sell a portion of the loan in the medium term, and meanwhile the Bank is looking for a buyer the portion is classified into this category.

Additionally, the Bank includes operations which are expecting to sell or maintain, depending if market conditions are favorable, these loans are classified into this category according to management business model.

This portfolio is initially measured at amortised cost and afterward is adjusted at fair value, recognising the adjustment in other comprehensive income, while the Bank do not sell the loan. The portfolio is assessed for impairment loss under the new ECL model, same as loans at amortised cost.

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as of December 31, 2019 is as follows:

	Stage1	Stage2	Stage3
	Individual	Individual	Individual	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2019	63,745	4,949	-	68,694
Transfers
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Net changes on financial assets	1,428	(4,914)	-	(3,486)
Write-off	-	-	-	-
Foreign Exchange adjustments and others	993	(35)	-	958
At December 31, 2019	66,166	-	-	66,166

	Stage 1	Stage 2	Stage 3
	Individual	Individual	Individual	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2019	88	18	-	106
Transfers
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Net changes of the exposure and modifications in the credit risk	65	(18)	-	47
Write-off	-	-	-	-
Foreign Exchange adjustments and others	(52)	-	-	(52)
At December 31, 2019	101	-	-	101

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as of December 31, 2018 is as follows:

	Stage1	Stage2	Stage3
	Individual	Individual	Individual	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2018	107,998	-	-	107,998
Transfers
Transfers to stage 1	-	-	-	-
Transfers to stage 2	(6,697)	6,697	-	-
Transfers to stage 3	-	-	-	-
Net changes on financial assets	(40,754)	(1,821)	-	(42,575)
Write-off	-	-	-	-
Foreign Exchange adjustments and others	3,198	73	-	3,271
At December 31, 2018	63,745	4,949	-	68,694

	Stage 1	Stage 2	Stage 3
	Individual	Individual	Individual	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2018	97	-	-	97
Transfers
Transfers to stage 1	-	-	-	-
Transfers to stage 2	(17)	26	-	9
Transfers to stage 3	-	-	-	-
Net changes of the exposure and modifications in the credit risk	8	(8)	-	-
Write-off	-	-	-	-
Foreign Exchange adjustments and others	-	-	-	-
At December 31, 2018	88	18	-	106

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 11

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

As of December 31, 2019 detail of debt instruments is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Chilean central bank and government securities
Chilean central bank bonds	272,802	657,096
Chilean central bank notes	1,186,724	56,719
Other Chilean central bank and government securities	1,908,031	1,207,221
Subtotal	3,367,557	1,921,036
of which sold under repurchase agreement	379,294	16,109
Other Chilean securities
Time deposits in Chilean financial institutions	398	2,693
Mortgage finance bonds of Chilean financial institutions	16,748	19,227
Other instruments issued in the country	2,410	2,907
Subtotal	19,556	24,827
of which sold under repurchase agreement	131	128
Foreign financial securities
Foreign Central Banks and Government securities	197,685	280,622
Other foreign financial securities	425,474	167,838
Subtotal	623,159	448,460
of which sold under repurchase agreement	-	-
Total	4,010,272	2,394,323

As of December 31, 2019 “Chilean central bank and government securities” guarantee derivatives transactions through Comder Contraparte Central S.A. in the local market as of December 31, 2019 and 2018 Ch$65,140 and Ch$42,910, while “Foreign financial securities” guarantee derivatives transactions through London Clearing House (LCH) as of December 31, 2019 and 2018 Ch$73,109 and Ch$58,892. Additionally, the Bank maintains guarantees with Euroclear as of December 31, 2019 and 2018 Ch$390,954 and Ch$98,832 to comply with the initial margin required by European EMIR standard.

As of December 31, 2019 fair value through OCI included a cumulative net unrealised income of Ch$29,184 million, recoded as “valuation adjustment” in OCI, of which Ch$28,135 million are attributable to shareholders and Ch$1,049 million to non-controlling interest.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 11

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

An analysis of changes in the fair value and the corresponding ECL as of December 31, 2019 is as follows:

	Stage1	Stage2	Stage3
	Collective	Collective	Collective	TOTAL
Gross carrying amount at January 1, 2019	2,394,323	-	-	2,394,323
New assets purchased	7,573,665	-	-	7,573,665
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write offs)	(5,694,456)	-	-	(5,694,456)
Changes due to modifications not derecognised	394,648	-	-	394,648
Write-off	-	-	-	-
Foreign Exchange adjustments and others	(657,908)	-	-	(657,908)
At December 31, 2019	4,010,272	-	-	4,010,272

	Stage1	Stage2	Stage3
	Collective	Collective	Collective	TOTAL
ECL at January 1, 2019	258	-	-	258
New assets purchased	816	-	-	816
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write offs)	(614)	-	-	(614)
Changes due to modifications not derecognised	67	-	-	67
Write-off	-	-	-	-
Foreign Exchange adjustments and others	(71)	-	-	(71)
At December 31, 2019	456	-	-	456

An analysis of changes in the fair value and the corresponding ECL as of December 31, 2018 is as follows:

	Stage1	Stage2	Stage3
	Collective	Collective	Collective	TOTAL
Gross carrying amount at January 1, 2018	2,574,546	-	-	2,574,546
New assets purchased	5,037,857	-	-	5,037,857
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write offs)	(5,604,114)	-	-	(5,604,114)
Changes due to modifications not derecognised	-	-	-	-
Write-off	-	-	-	-
Foreign Exchange adjustments and others	386,034	-	-	386,034
At December 31, 2018	2,394,323	-	-	2,394,323

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 11

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

	Stage1	Stage2	Stage3
	Collective	Collective	Collective	TOTAL
ECL at January 1, 2018	324	-	-	324
New assets purchased	634	-	-	634
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write offs)	(705)	-	-	(705)
Changes due to modifications not derecognised	-	-	-	-
Write-off	-	-	-	-
Foreign Exchange adjustments and others	5	-	-	5
At December 31, 2018	258	-	-	258

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2019, 2018 and 2017 is as follows:

	As of December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$
Sale of available for sale investments generating realized profits	5,781,636	3,505,266	6,469,344
Realized profits	63,828	8,802	4,867
Sale of available for sale investments generating realized losses	607,349	709,371	466,732
Realized losses	156	6,004	3

The Bank evaluated those instruments with unrealized losses as of December 31, 2019 and 2018 and concluded they were not impaired. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no significant or prolonged declines nor changes in credit risk which would cause impairment in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2019 and 2018, were not in a continuing unrealized loss position for more than one year.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 11

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The following charts show debt instruments at fair value through other comprehensive income cumulative unrealized profit and loss, as of December 31, 2019:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank Bonds	270,979	272,802	3,600	(1,777)	-	-	-	-	270,979	272,802	3,600	(1,777)
Chilean central bank notes	1,186,487	1,186,724	237	-	-	-	-	-	1,186,487	1,186,724	237	-
Other Chilean central bank and government securities	1,895,367	1,908,031	38,002	(25,338)	-	-	-	-	1,895,367	1,908,031	38,002	(25,338)
Subtotal	3,352,833	3,367,557	41,839	(27,115)	-	-	-	-	3,352,833	3,367,557	41,839	(27,115)

Other Chilean securities
Time deposits in Chilean financial institutions	398	398	-	-	-	-	-	-	398	398	-	-
Mortgage finance bonds of Chilean financial institutions	15,962	16,748	786	-	-	-	-	-	15,962	16,748	786	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	407	2,410	2,003	-	-	-	-	-	407	2,410	2,003	-
Subtotal	16,767	19,556	2,789	-	-	-	-	-	16,767	19,556	2,789	-

Foreign financial securities
Foreign central banks and government securities	198,020	197,685	11,110	(11,445)	-	-	-	-	198,020	197,685	11,110	(11,445)
Other foreign financial securities	413,468	425,474	13,080	(1,074)	-	-	-	-	413,468	425,474	13,080	(1,074)
Subtotal	611,488	623,159	24,190	(12,519)	-	-	-	-	611,488	623,159	24,190	(12,519)

Total	3,981,088	4,010,272	68,818	(39,634)	-	-	-	-	3,981,088	4,010,272	68,818	(39,634)

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 11

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME , continued

The following charts show debt instruments at fair value through other comprehensive income cumulative unrealized profit and loss, as of December 31, 2018:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized los	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank Bonds	658,013	657,096	3,698	(4,615)					658,013	657,096	3,698	(4,615)
Chilean central bank notes	56,737	56,719	10	(27)					56,737	56,719	10	(27)
Other Chilean central bank and government securities	1,196,819	1,207,220	10,689	(262)					1,196,819	1,207,220	10,689	(262)
Subtotal	1,911,569	1,921,035	14,397	(4,904)					1,911,569	1,921,035	14,397	(4,904)

Other Chilean securities
Time deposits in Chilean financial institutions	2,691	2,693	1	-					2,691	2,693	1	-
Mortgage finance bonds of Chilean financial institutions	19,010	19,227	426	(209)					19,010	19,227	426	(209)
Chilean financial institution bonds	-	-	-	-					-	-	-	-
Chilean corporate bonds	-	-	-	-					-	-	-	-
Other Chilean securities	220	2,907	2,687	-					220	2,907	2,687	-
Subtotal	21,921	24,827	3,114	(209)					21,921	24,827	3,114	(209)

Foreign financial securities
Foreign central banks and government securities	280,021	280,622	602	-					280,021	280,622	602	-
Other foreign financial securities	174,387	167,837	-	(6,575)					174,387	167,837	-	(6,575)
Subtotal	454,408	448,459	602	(6,575)					454,408	448,459	602	(6,575)

Total	2,387,898	2,394,322	18,112	(11,688)					2,387,898	2,394,322	18,112	(11,688)

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 12

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)	Investments in associates and other, are shown in the following table:

				Investment
	Ownership interest As of December 31			Carrying value As of December 31,			Profit and loss As of December 31,
	2019 MCh$	2018 MCh$	2017 MCh$	2019 MCh$	2018 MCh$	2017 MCh$	2019 MCh$	2018 MCh$	2017 MCh$
Company
Redbanc S.A. (*)	-	33,43	33,43	-	2,822	2,537	-	-	-
Transbank S.A. (*)	-	25,00	25,00	-	17,651	14,534	-	-	-
Centro de Compensación Automatizado S.A.	33,33	33,33	33,33	2,184	1,894	1,589	293	305	236
Sociedad Interbancaria de Depósito de Valores S.A.	29,29	29,29	29,29	1,485	1,233	1,087	252	223	235
Cámara de Compensación de Alto Valor S.A. (1)	15,00	15,00	15,00	958	945	909	29	58	66
Administrador Financiero del Transantiago S.A.	20,00	20,00	20,00	3,986	3,680	3,098	390	582	317
Sociedad Nexus S.A. (*)	-	12,90	12,90	-	2,279	1,911	-	-	-
Servicios de Infraestructura de Mercado OTC S.A.	12,07	12,48	12,48	1,556	1,491	1,489	60	57	115
Subtotal				10,169	31,995	27,154	1,024	1,225	969
Shares or rights in other companies
Bladex				-	-	136	13	19	25
Stock Exchanges				-	-	287	109	148	150
Others				8	8	8	-	(67)	-
Total				10,177	32,003	27,585	1,146	1,325	1,144

(*)	The Bank has entered into a process of selling the shares in Redbanc S.A., Transbank S.A. and Nexus SA, therefore, the treatment established in IFRS 5 “Non-current assets held for sale and discontinued operations” has been applied, on the participation of said companies, which is described in Note 1 v) and Note 39.

(1)	In February 2017, Banco Paris sold to Banco Santander a portion of its interest in the companies “Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A.”, the Bank’s share increased to 15,00%.

As described in Note 1 g), the Bank has irrevocably designated its shares in Bladex and Stock exchange at fair value through other comprehensive income (FVOCI) Related dividends are recognised in the income statements under “Income from investments in associates and other companies”. The fair value of these equity investments is as follows:

	December 31,
	2019	2018
	MCh$	MCh$
Bladex	328	329
Stock exchange	154	154
Total	482	483

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 12

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

b)	Summary of financial information of associates as of and for the years ended December 31, 2019, 2018 and 2017:

As of December 31,
	2019				2018				2017
	Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Redbanc S.A.	23,413	14,106	8,441	866	20,825	12,469	7,505	851	21,235	13,751	6,428	1,056
Transbank S.A.	1,217,448	1,133,441	70,605	13,402	904,558	835,200	56,888	12,470	822,487	765,683	48,709	8,095
Centro de Compensación Automatizado S.A.	8,550	1,998	5,671	881	7,073	1,480	4,677	916	6,871	2,174	3,989	708
Sociedad Interbancaria de Depósito de Valores S.A.	5,074	4	4,209	861	4,392	230	3,400	762	3,720	60	2,858	802
Cámara de Compensación de Alto Valor S.A.	7,372	986	6,193	193	6,728	622	5,722	384	6,338	500	5,399	439
Administrador Financiero del Transantiago S.A.	54,712	34,787	17,978	1,947	55,818	37,419	15,490	2,909	51,304	35,814	13,907	1,583
Sociedad Nexus S.A.	31,147	13,471	17,660	16	35,139	18,335	13,955	2,849	32,669	18,888	10,354	3,427
Servicios de Infraestructura de Mercado OTC S.A.	15,152	2,682	11,993	477	25,273	13,313	11,506	454	17,913	6,414	10,963	536
Total	1,362,868	1,201,475	142,750	18,643	1,059,806	919,068	119,143	21,595	962,537	843,284	102,607	16,646

c)	Restrictions over the ability of associated companies to transfer funds to investors.

There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends, refund of loans, or advance payments to the Bank.

d)	Activity with respect to investments in other companies during 2019, 2018 and 2017 is as follows:

	As of December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$

Opening balance as of January 1,	32,003	27,585	23,780
Acquisition of investments	-	-	3
Sale of investments	-	-	-
Participation in income	1,146	1,325	1,144
Dividends received	(130)	(38)	(116)
Other adjustments	(22,842)	3,131	2,774

Total	10,177	32,003	27,585

(*) The Bank has entered into a process of selling the shares in Redbanc S.A., Transbank S.A. and Nexus SA, As such, these investment have been reclassified to held for sale and presented under Other assets in the Consolidated Statement of Financial Position.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 13

INTANGIBLE ASSETS

a.	As of December 31, 2019 and 2018, the composition of intangible assets is as follows:

			As of December 31, 2019
	Average remaining useful life	Net opening balance as of January 1, 2019	Gross balance	Accumulated amortization	Net balance
		MCh$	MCh$	MCh$	MCh$

Licenses	-	82	35,997	(35,997)	-
Software development	2	66,841	214,005	(140,616)	73,389

Total		66,923	250,002	(176,613)	73,389

			As of December 31, 2018
	Average remaining useful life	Net opening balance as of January 1, 2018	Gross balance	Accumulated amortization	Net balance
		MCh$	MCh$	MCh$	MCh$

Licenses	1	1,200	37,224	(37,142)	82
Software development	2	62,019	181,191	(114,350)	66,841

Total		63,219	218,415	(151,492)	66,923

b.	The changes in the value of intangible assets during the periods ended December 31, 2019 and December 31, 2018 is as follows:

b.1	Gross balance

Gross balances	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2019	37,224	181,191	218,415
Acquisitions	-	32,860	32,860
Disposals and impairment	(1,227)	-	(1,227)
Other	-	(46)	(46)
Balances as of December 31, 2019	35,997	214,005	250,002

Balances as of January 1, 2018	37,224	159,833	197,057
Acquisitions	-	29,562	29,562
Disposals and impairment	-	(8,204)	(8,204)
Other	-	-	-
Balances as of December 31, 2018	37,224	181,191	218,415

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 13

INTANGIBLE ASSETS, continued

b.2	Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2019	(37,142)	(114,350)	(151,492)
Year’s amortization	(82)	(26,266)	(26,348)
Other changes	1,227	-	1,227
Balances as of December 31, 2019	(35,997)	(140,616)	(176,613)

Balances as of January 1, 2018	(36,918)	(96,922)	(133,840)
Year’s amortization	(224)	(24,069)	(24,293)
Other changes	-	6,641	6,641
Balances as of December 31, 2018	(37,142)	(114,350)	(151,492)

c.	The Bank has no restriction on intangible assets as of December 31, 2019 and 2018. Additionally, intangible assets have not been pledged as guarantee for fulfillment of financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 14

FIXED ASSETS AND RIGHT OF USE ASSETS AND LEASE LIABILITY

a.	As of December 31, 2019 and 2018, the composition of property, plant, and equipment balances are composed as follows:

		As of December 31, 2019
	Net opening balance as of January 1, 2019	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	174,758	295,984	(121,338)	174,646
Equipment	56,865	219,600	(164,106)	55,494
Other	21,963	69,758	(47,552)	22,206
Total	253,586	585,342	(332,996)	252,346

		As of December 31, 2018
	Net opening balance as of January 1, 2018	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	159,352	289,568	(114,810)	174,758
Equipment	63,516	192,328	(135,463)	56,865
Other	15,458	62,156	(40,193)	21,963
Total	238,326	544,052	(290,466)	253,586

b.	The changes in the value of property, plant, and equipment as of December 31, 2019 and 2018 is as follows:

b.1	Gross balance

2019	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	289,568	192,328	62,156	544,052
Additions	10,065	33,302	7,602	50,969
Disposals	(2,636)	(6,030)	-	(8,666)
Impairment due to damage (*)	(1,013)	-	-	(1,013)
Other	-	-	-	-
Balances as of December 31, 2019	295,984	219,600	69,758	585,342

(*) Banco Santander-Chile have recognized in its consolidated financial statements as of December 31, 2019 an impairment of $ 1,013 million, due to social unrest in the country. See Note 33.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 14

FIXED ASSETS AND RIGHT OF USE ASSETS AND LEASE LIABILITY, continued

2018	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	259,316	169,286	55,613	484,215
Additions	30,396	27,697	8,646	66,739
Disposals	(144)	(4,616)	(2,103)	(6,863)
Impairment due to damage	-	(39)	-	(39)
Other	-	-	-	-
Balances as of December 31, 2018	289,568	192,328	62,156	544,052

(*) Banco Santander-Chile has had to recognize in its financial statements as of December 31, 2018 impairment by $ 39 million, corresponding to looting in ATM’s.

b.2	Accumulated depreciation

2019	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	(114,810)	(135,463)	(40,193)	(290,466)
Depreciation charges in the period	(16,018)	(29,968)	(6,869)	(52,855)
Sales and disposals in the period	9,490	1,325	-	10,815
Other	-	-	(490)	(490)
Balances as of December 31, 2019	(121,338)	(164,106)	(47,552)	(332,996)

2018	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	(97,267)	(109,843)	(34,558)	(241,668)
Depreciation charges in the period	(17,585)	(25,660)	(5,635)	(48,880)
Sales and disposals in the period	42	40	-	82
Other	-	-	-	-
Balances as of December 31, 2018	(114,810)	(135,463)	(40,193)	(290,466)

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 14

FIXED ASSETS AND RIGHT OF USE ASSETS AND LEASE LIABILITY, continued

c.	The composition of the right of use assets as of December 31, 2019 and January 1, 2019 is as follows:

		As of December 31, 2019
	First application balance as of January 1, 2019	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Land and building	154,284	181,325	(25,338)	155,987
Equipment	-	-	-	-
Other	-	-	-	-
Total	154,284	181,325	(25,338)	155,987

d.	The movement of the right of use assets under lease during the 2019 period, is as follows:

d.1)	Gross balance

2019	Land and building	Lease improvements	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019 (*)	154,284	122,658	-	-	154,284
Additions	46,423	7,013	-	-	46,423
Disposals	(17,669)	(2,636)	-	-	(17,669)
Impairment	(1,713)	-	-	-	(1,713)
Other	-	-	-	-	-
Balances as of December 31, 2019	181,325	127,035	-	-	181,325

(*) See Note N° 02.

d.2)	Accumulated amortization

2019	Land and building	Lease improvements	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019 (*)	-	(68,145)
Amortization for the period	(26,889)	(7,898)	-	-	(26,889)
Sales and disposals during the period	1,551	1,936	-	-	1,551
Transfers	-	-	-	-	-
Others	-	-	-	-	-
Balances as of December 31, 2019	(25,338)	(74,107)	-	-	(25,338)

(*) See Note N° 02.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 14

FIXED ASSETS AND RIGHT OF USE ASSETS AND LEASE LIABILITY, continued

e.	Lease liability:

As of December 31, 2019 and 2018, the composition of lease liability balances are composed as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Lease liability	158,494	-
Total	158,494	-

An explanation of the difference between operating lease commitment under IAS 17 at December 31, 2018 and initial application of IFRS 16 as of January 1, 2019 is as follows:

MCh$
Operating lease commitments as at December 31, 2018	173,602

Discounted using the lessee´s incremental borrowing rate of at the date of initial application	14,726
Lease liabilities recognised due to IFRS 16 implementation	139,558
Lease liability recognised as at January 1, 2019	154,284

f.	Expenses associated with assets for the right of use leased assets and lease liability

	As of December 31,
	2019	2018
	MCh$	MCh$
Depreciation	(26,889)	-
Interests	(2,965)	-
Short term lease	(4,177)	-
Total	(34,031)	-

g.	As of December 31, 2019 and 2018, the maturity level of the lease liability, according to their contractual maturity is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Due within 1 year	26,061	-
Due after 1 year but within 2 years	24,311	-
Due after 2 years but within 3 years	21,667	-
Due after 3 years but within 4 years	19,411	-
Due after 4 years but within 5 years	16,982	-
Due after 5 years	50,062	-
Total	158,494	-

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 14

FIXED ASSETS AND RIGHT OF USE ASSETS AND LEASE LIABILITY, continued

h.	Operational leases – lessor

As of December 31, 2019 and 2018, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	603	469
Due after 1 year but within 2 years	598	882
Due after 2 years but within 3 years	500	469
Due after 3 years but within 4 years	498	460
Due after 4 years but within 5 years	412	428
Due after 5 years	1,563	2,242

Total	4,174	4,950

i.	As of December 31, 2019 and 2018, the Bank has no financial leases which cannot be unilaterally rescinded.

j.	The Bank has no restriction on property, plant and equipment as of December 31, 2019 and 2018. Additionally, the property, plant and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 15

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of December 31, 2019 and 2018, the Bank recognises taxes payable (recoverable), which is determined based on the currently applicable tax legislation, This amount is recorded net of recoverable taxes, and is shown as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(11,648)	-
Current tax liabilities	-	8,093

Total tax payable (recoverable)	(11,648)	8,093

(Assets) liabilities current taxes detail (net)
Income tax, tax rate	153,424	196,527
Minus:
Provisional monthly payments	(159,943)	(186,060)
Credit for training expenses	(2,145)	(1,937)
Land taxes leasing		-
Grant credits	(1,149)	(1,320)
Other	(1,835)	883

Total tax payable	(11,648)	8,093

b)	Effect on income

The effect of income tax expense on income for the years ended December 31, 2019, 2018 and 2017 is comprised of the following items:

	As of December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$

Income tax expense
Current tax	153,424	196,527	145,112

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	37,432	(25,517)	(6,751)
Valuation provision	-	(56)	5,955
Subtotals	190,856	170,954	144,316
Tax for rejected expenses (Article No21)	927	1,110	610
Other	(16,709)	(4,920)	105
Net charges for income tax expense	175,074	167,144	145,031

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 15

CURRENT AND DEFERRED TAXES, continued

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2019, 2018 and 2017, is as follows:

	For the year ended December 31,
	2019		2018		2017
	Tax		Tax		Tax
	rate	Amount	rate	Amount	rate	Amount
	%	MCh$	%	MCh$	%	MCh$

Tax calculated over profit before tax	27.00	214,566	27.00	207,046	25.50	183,671
Price level restatement for tax purposes(1)	(6.33)	(50,297)	(5.15)	(39,494)	(3.03)	(21,829)
Single penalty tax (rejected expenses)	0.12	927	0.14	1,110	0.08	610
Effect of tax reform changes on deferred tax(2)	-	-	-	-	(2.86)	(20,600)
Real estate taxes	-	-	-	-	-	-
Other	1.24	9,878	(0.20)	(1,518)	0.44	3,179
Effective tax rates and expenses for income tax	22.03	175,074	21.79	167,144	20.13	145,031

(1)	Mainly corresponds to the permanent differences originated from the Own Tax Monetary Correction and the effect of the bonds received to article 104 of LIR.

d)	Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the years ended December 31, 2019 and 2018:

	As of December 31,
	2019	2018
	MCh$	MCh$

Deferred tax assets
Debt instruments at FVOCI	8,074	1,166
Cash flow hedges	10,918	65
Total deferred tax assets recognised through other comprehensive income	18,992	1,231

Deferred tax liabilities
Available for sale investments	-	-
Debt instruments at FVOCI	(15,830)	(2,976)
Cash flow hedges	-	(2,711)
Total deferred tax liabilities recognised through other comprehensive income	(15,830)	(5,687)

Net deferred tax balances in equity	3,162	(4,456)

Deferred taxes in equity attributable to shareholders of the Bank	3,444	(4,102)
Deferred tax in equity attributable to non-controlling interests	(282)	(354)

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 15

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

As of December 31, 2019 and 2018, the Bank has recorded effects for deferred taxes in the financial statements:

	As of December 31,
	2019	2018
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	9,531	9,384
Non-recurring charge-offs	15,325	13,389
Assets received in lieu of payment	1,214	785
Exchange rate adjustments	-	1,675
Property, plant and equipment valuation	6,381	6,138
Allowance for loan losses	188,956	184,488
Provision for expenses	89,098	63,134
Derivatives	-	3,924
Leased assets	116,226	107,897
Subsidiaries tax losses	5,416	5,314
Prepaid expenses	-	156
Right of use assets	249	-
Total deferred tax assets	432,396	396,284

Deferred tax liabilities
Valuation of investments	(17,518)	(42)
Prepaid expenses	(20,347)	(349)
Depreciation	-	-
Valuation provision	(6,058)	(5,989)
Derivatives	(36,512)	-
Exchange rate adjustments	(2,817)	(3,383)
Other	(75)	(20)
Total deferred tax liabilities	(83,327)	(9,783)

f)	Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income,

	As of December 31,
	2019	2018
	MCh$	MCh$

Deferred tax assets
Recognised through other comprehensive income	18,992	1,231
Recognised through profit or loss	432,396	396,284
Total deferred tax assets	451,388	397,515

Deferred tax liabilities
Recognised through other comprehensive income	(15,830)	(5,687)
Recognised through profit or loss	(83,327)	(9,783)
Total deferred tax liabilities	(99,157)	(15,470)

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 16

OTHER ASSETS

Other assets item includes the following:

	As of December 31,
	2019	2018
	MCh$	MCh$

Assets for leasing (1)	67,139	47,486

Assets received or awarded in lieu of payment
Assets received in lieu of payment	18,755	17,525
Assets awarded at judicial sale	22,177	21,524
Provision on assets received in lieu of payment or awarded	(2,042)	(723)
Subtotal	38,890	38,326

Other assets
Guarantee deposits (margin accounts) (2)	314,616	170,232
Non-current assets classified as held for sale (4)	22,394	-
Gold investments	680	522
VAT credit	22,663	9,097
Income tax recoverable	1,787	1,756
Prepaid expenses	432,030	477,819
Assets recovered from leasing for sale	3,575	6,848
Valuation adjustments by macro hedge (5)	210,867	9,414
Pension plan assets	670	846
Accounts and notes receivable	147,108	59,511
Notes receivable through brokerage and simultaneous transactions	43,354	71,382
Other receivable assets	44,262	48,612
Other assets (3)	89,111	49,365
Subtotal	1,333,117	905,404

Total	1,439,146	991,216

(1)	Assets available to be granted under the financial leasing agreements.
(2)	Guarantee deposits (margin accounts) correspond to collateral associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.
(3)	Other assets mainly include settlement of derivatives and other financial transactions.
(4)	Corresponds to the interests in Redbanc S.A., Transbank S.A. and Nexus S.A., which have been reclassified as non-current assets classified as held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations “, for additional information see Note 1 v) and Note 39.
(5)	Net assets and liabilities fair value valuation subject to macro hedges. See Note 8

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 17

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2019 and 2018, the composition of the line item time deposits and other liabilities is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	8,093,108	6,794,132
Other deposits and demand accounts	741,103	709,711
Other demand liabilities	1,463,221	1,237,574

Subtotal	10,297,432	8,741,417

Time deposits and other time liabilities
Time deposits	13,064,932	12,944,846
Time savings account	123,787	118,587
Other time liabilities	4,098	4,386

Subtotal	13,192,817	13,067,819
Total	23,490,249	21,809,236

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 18

INTERBANK BORROWINGS

As of December 31, 2019 and 2018 the line item Interbank borrowings is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Loans from financial institutions and the Central Bank of Chile
Other obligations with Central Bank of Chile	-	-
Subtotal	-	-
Loans from domestic financial institutions	286,603	-
Loans from foreign financial institutions
Bank of America N.A. US Foreign	355,051	38,906
Citibank N.A.	269,841	-
Mizuho Bank Ltd Ny	269,404	223,829
Wells Fargo Bank N.A.	231,823	-
Sumitomo Mitsui Banking Corporation	179,415	278,765
Standard Chartered Bank	153,373	50,960
The Bank of Nova Scotia	134,819	163,927
The Bank of New York Mellon	119,616	69,921
Barclays Bank Plc London	98,803	34,965
Corporacion Andina De Fomento	75,097	52,371
Zürcher Kantonalbank	75,002	-
The Toronto Dominion Bank	71,191	-
Hsbc Bank Plc	69,786	34,936
Bank of Montreal	56,123	31
State Bank of India	28,231	331
Banco Latinoamericano De Comercio	18,731	-
Banco Santander Brasil S.A.	7,873	8,040
Banco Santander Hong Kong	3,697	6,047
Standard Chartered Bank	3,613	843
Bank of China	952	7,777
Industrial and Commercial Bank	898	30
Banco Santander Central Hispano	848	1,295
Korea Exchange Bank	761	-
Hong Kong and Shanghai Banking	684	1,300
China Merchants Bank	597	-
Unicredito Italiano Spa	583	1,117
Banco Bilbao Vizcaya Argentaria	571	888
Rabobank, Hong Kong Branch	477	-
Bbva Bancomer, S.A.	553	-
Kbc Bank Nv	406	-
Bank of Communications	385	-
Bank of The West	261	-
Danske Bank A/S	224	-
Deutsche Bank A.G.	193	5,558
Kookmin Bank	185	-
Caixabank S.A.	166	-
E, Sun Commercial Bank Ltd.	159	-
Bank of Tokio Mitsubishi	156	1,032
Woori Bank	155	-
Agricultural Bank of China	152	106
Bank of Taiwan	135	127
Shinhan Bank	133	-
Taiwan Cooperative Bank	131	-
Keb Hana Bank	119	-
United Bank of India	113	378
Banca Di Credito Cooperativo A	112	-
Joint Stock Commercial Bank Fo.	110	33
Banca Nazionale Del Lavoro S.P.	106	77
Hua Nan Commercial Bank Ltd.	102	164
Industrial Bank of Korea	96	195
Banco Bradesco S.A.	84	89
Bank of Ningbo	83	-
Bank of East Asia, Limited	82	205
Hdfc Bank Limited	72	-
China Everbright Bank	70	-
Cassa Di Risparmio Di Parma E	69	-
Mizuho Corporate Bank Ltd.	67	-
Banco Bpm Spa	66	21
Canara Bank	66	-
Banco Comercial Portugues	63	-
Caixa Destalvis I Pensions de Barcelona	63	-
Shanghai Pudong Development Ba	59	237
Subtotal	2,232,856	1,284,501

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 18

INTERBANK BORROWINGS, continued

	As of December 31,
	2019	2018
	MCh$	MCh$
Loans from foreign financial institutions, continued
Banca Monte dei Paschi di Siena	58	179
Banca Commerciale Italiana S.P.	50	288
Fortis Bank S.A./N.V. Brussels	50	42
Habib Bank Limited	38	-
Kasikornbank Public Company Li	33	-
Banco Rio De La Plata S.A.	24	-
Australia And New Zealand Bank	23	-
Banco de la Republica Oriental	23	41
Citic Industrial Bank	19	-
Shangai Pudong Development Ban	14	-
Banco Caixa Geral	10	-
Bank of Baroda	9	37
Shanghai Commercial and Saving	6	33
Hsbc Bank USA	2	394
Akbank T.A.S	-	106
Banca Lombarda E Piemontese S.	-	60
Banca Popolare Dell’Emilia Rom	-	31
Banca Popolare Di Milano S.C.A.	-	6
Banco Commerzbank	-	19
Banco de Galicia Y Buenos Aires	-	231
Banco De Sabadell S.A.	-	20
Banco Internacional S.A.	-	33
Banco Itau S.A.	-	14
Banistmo S.A.	-	32
Bank of India	-	51
Bank of Shanghai	-	134
Bankinter S.A.	-	24
Banque Bruxelles Lambert S.A.	-	509
Bnp Paribas, Hong Kong Branch	-	3,554
Caixabank S.A.	-	44
Cajas Rurales Unidas	-	18
Canara Bank	-	237
Casa Di Risparmo De Padova E.R.	-	30
Cassa Di Risparmio In Bologna	-	21
Chang Hwa Commercial Bank Ltd.	-	18
China Construcción Bank	-	35
Citibank N.A.	-	241,041
Credit Agricole	-	106
Credit Lyonnais	-	139
Development Bank of Singapore	-	3
Dexia Bank SA	-	789
First Union National Bank	-	201
Hang Seng Bank (China) Limited	-	6
Hanvit Bank	-	58
Hdfc Bank Limited	-	28
Hsbc Bank Middle East	-	77
International Commercial Bank	-	70
Kbc Bank Nv	-	23
Keb Hana Bank	-	2,318
Kookmin Bank	-	78
Mega International Commercial	-	9
Metropolitan Bank Limited	-	170
Oriental Bank of Commerce	-	87
Rabobank, Hong Kong Branch	-	1,548
Raiffeisen Bank Polska S.A.	-	31
Shinhan Bank	-	380
Taiwan Business Bank	-	19
Taiwan Cooperative Bank	-	66
U.S. Bank (Formerly First Bank)	-	18
United World Chinese Commercial Bank	-	15
Wachovia Bank N.A.	-	33,499
Wells Fargo Bank N.A.	-	216,749
Woori Bank	-	356
Subtotal	359	504,125
Total	2,519,818	1,788,626

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 18

INTERBANK BORROWINGS, continued

a)	Loans from domestic financial institutions

These obligations’ maturities are as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	158,855	-
Due within 1 and 2 year	117,344	-
Due within 2 and 3 year	8,167	-
Due within 3 and 4 year	2,237	-
Due after 5 years	-	-

Total loans from domestic financial institutions	286,603	-

b)	Foreign obligations

	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	1,970,790	1,648,955
Due within 1 and 2 year	225,025	139,671
Due within 2 and 3 year	37,400	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-
Total loans from foreign financial institutions	2,233,215	1,788,626

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2019 and 2018, composition of this item is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	9,198	32,449
Other domestic obligations	204,705	175,210
Foreign obligations	12,455	7,741
Subtotals	226,358	215,400
Issued debt instruments
Mortgage finance bonds	18,502	25,490
Senior bonds	8,574,213	7,198,865
Mortgage bond	89,924	94,921
Subordinated bonds	818,084	795,957
Subtotals	9,500,723	8,115,233

Total	9,727,081	8,330,633

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current, The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2019
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,013	12,489	18,502
Senior bonds	2,078,202	6,496,011	8,574,213
Mortgage bond	5,137	84,787	89,924
Subordinated bonds	-	818,084	818,084
Issued debt instruments	2,089,352	7,411,371	9,500,723

Other financial liabilities	226,033	325	226,358

Total	2,315,385	7,411,696	9,727,081

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

These bonds are used to finance mortgage loans. Their principal amounts are amortised on a quarterly basis, The range of maturities of these bonds is between five and twenty years, Loans are indexed to UF and create a yearly interest yield of 5.39% as of December 31, 2019 (5.43% as of December 31, 2018).

	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	6,013	6,830
Due after 1 year but within 2 years	4,944	5,946
Due after 2 year but within 3 years	3,928	5,034
Due after 3 year but within 4 years	2,442	3,997
Due after 4 year but within 5 years	1,005	2,480
Due after 5 years	170	1,203
Total mortgage bonds	18,502	25,490

b)	Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2019	2018
	MCh$	MCh$

Santander bonds in UF	4,814,604	4,095,741
Santander bonds in USD	1,649,238	1,094,267
Santander bonds in CHF	499,485	386,979
Santander bonds in Ch$	1,242,633	1,291,900
Santander bonds in AUD	124,748	24,954
Current bonds in JPY	77,797	191,598
Santander bonds in EUR	165,708	113,426
Total senior bonds	8,574,213	7,198,865

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

In 2019, the Bank issued bonds for UF 29,678,000; CLP 115,000,000,000; EUR 30,000,000; AUD 160,000,000 and CHF 250,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
T7	UF	5,000,000	4	2,50%	02-01-2016	5,000,000	02-01-2023
T8	UF	5,678,000	4 y 6	2,55%	02-01-2016	5,678,000	08-01-2023
T14	UF	9,000,000	8	2,80%	02-01-2016	18,000,000	02-01-2027
T6	UF	5,000,000	10	1,70%	11-01-2018	5,000,000	05-01-2029
T10	UF	5,000,000	5 y 4	2,60%	02-01-2016	5,000,000	08-01-2024
Total	UF	29,678,000				38,678,000
U9	CLP	75,000,000,000	2 y 8	ICP + 0,80% yearly	11-01-2018	75,000,000,000	11-19-2021
P-5	CLP	75,000,000,000	2 y 7	5,3% yearly	03-01-2015	150,000,000,000	03-01-2022
Total	CLP	150,000,000,000				225,000,000,000
EUR	EUR	30,000,000	7	1,10%	02-01-2019	40,000,000	02-07-2026
EUR	EUR	25,000,000	5	1,25%	11-26-2019	25,000,000	11-26-2034
Total	EUR	55,000,000				65,000,000
AUD	AUD	22,000,000	15	3,66% yearly	05-20-2019	22,000,000	05-20-2034
AUD	AUD	20,000,000	5	1,13% yearly	07-11-2019	20,000,000	07-11-2024
AUD	AUD	28,000,000	5	1,13% yearly	07-17-2019	28,000,000	07-17-2024
AUD	AUD	15,000,000	5	1,13% yearly	07-17-2019	15,000,000	07-17-2024
AUD	AUD	75,000,000	20	3,05% yearly	08-30-2019	75,000,000	02-28-2039
AUD	AUD	12,000,000	5	3,16% yearly	11-12-2019	12,000,000	11-20-2034
AUD	AUD	13,000,000	5	2,91% yearly	11-21-2019	13,000,000	11-27-2034
Total		185,000,000				185,000,000
CHF	CHF	150,000,000	5 y 6	0,38% yearly	03-12-2019	150,000,000	09-27-2024
CHF	CHF	100,000,000	10	0,14% yearly	08-29-2019	100,000,000	08-29-2029
Total	CHF	250,000,000				250,000,000

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2019, the Bank performed a partial repurchase of the following bonds:

Date	Type	Currency	Amount
02-12-2019	Senior	CLP	10,000,000,000
02-14-2019	Senior	CLP	30,000,000,000
02-19-2019	Senior	CLP	4,200,000,000
02-22-2019	Senior	CLP	14,240,000,000
02-22-2019	Senior	CLP	30,000,000
02-22-2019	Senior	CLP	10,000,000
03-01-2019	Senior	CLP	11,800,000,000
03-04-2019	Senior	CLP	40,080,000,000
03-05-2019	Senior	CLP	20,000,000,000
03-15-2019	Senior	UF	156,000
03-19-2019	Senior	UF	418,000
03-20-2019	Senior	CLP	6,710,000,000
03-20-2019	Senior	UF	154,000
03-21-2019	Senior	UF	100,000
03-25-2019	Senior	UF	100,000
03-26-2019	Senior	UF	90,000
04-08-2019	Senior	CLP	3,950,000,000
04-10-2019	Senior	UF	409,000
04-16-2019	Senior	UF	55,000
04-17-2019	Senior	CLP	130,000,000
04-18-2019	Senior	CLP	330,000,000
05-16-2019	Senior	CLP	14,880,000,000
05-16-2019	Senior	UF	9,000
06-13-2019	Senior	UF	1,000
10-01-2019	Senior	CLP	10,960,000,000
10-02-2019	Senior	CLP	100,000,000
10-04-2019	Senior	CLP	60,000,000
11-05-2019	Senior	CLP	15,220,000,000
11-07-2019	Senior	CLP	3,620,000,000
11-13-2019	Senior	CLP	5,320,000,000
11-14-2019	Senior	UF	2,977,000
11-28-2019	Senior	UF	340,000
12-02-2019	Senior	UF	105,000

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

In 2018, the Bank issued bonds for UF 23,000,000; CLP 225,000,000,000; USD 70,000,000, EUR 66,000,000, AUD 20,000,000; CHF 115,000,000 and JPY 7,000,000,000, detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
T1	UF	4,000,000	2	2,20%	02-01-2016	7,000,000	02-01-2020
T4	UF	4,000,000	3	2,35%	02-01-2016	8,000,000	08-01-2021
T11	UF	5,000,000	7	2,65%	02-01-2016	5,000,000	02-01-2025
T12	UF	5,000,000	7	2,70%	02-01-2016	5,000,000	08-01-2025
T15	UF	5,000,000	11	3,00%	02-01-2016	5,000,000	08-01-2028
Total	UF	23,000,000				30,000,000
P5	CLP	75,000,000,000	4	5,30%	03-05-2015	150,000,000,000	03-01-2022
U4	CLP	75,000,000,000	3 y 4	ICP + 1,00%	01-10-2017	75,000,000,000	01-10-2022
U3	CLP	75,000,000,000	2 y 7	ICP + 1,00%	06-11-2018	75,000,000,000	06-11-2021
Total	CLP	225,000,000,000				300,000,000,000
USD	USD	50,000,000	10	4,17%	10-10-2018	50,000,000	10-10-2028
USD	USD	20,000,000	2	0,03%	11-16-2018	20,000,000	11-16-2020
Total	USD	70,000,000				70,000,000
EUR	EUR	26,000,000	7	1,00%	05-04-2018	26,000,000	05-28-2025
EUR	EUR	40,000,000	12	1,78%	06-07-2018	40,000,000	06-15-2030
Total	EUR	66,000,000				66,000,000
AUD	AUD	20,000,000	5	3,56%	11-13-2018	20,000,000	11-13-2023
Total	AUD	20,000,000				20,000,000
CHF	CHF	115,000,000	5 y 3	0,44%	09-21-2018	115,000,000	12-21-2023
Total	CHF	115,000,000				115,000,000
JPY	JPY	4,000,000,000	10 y 6	0,65%	07-13-2018	4,000,000,000	01-13-2029
JPY	JPY	3,000,000,000	5	0.56%	10-30-2018	3,000,000,000	10-30-2023
Total	JPY	7,000,000,000				7,000,000,000

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2018, the Bank performed a partial repurchase of the following bond:

Date	Type	Currency	Amount
01-04-2018	Senior	CLP	12,890,000,000
01-04-2018	Senior	CLP	4,600,000,000
01-22-2018	Senior	UF	24,000
04-05-2018	Senior	UF	484,000
04-06-2018	Senior	UF	184,000
04-23-2018	Senior	UF	216,000
04-24-2018	Senior	UF	4,000
04-25-2018	Senior	UF	262,000
05-10-2018	Senior	UF	800,000
06-07-2018	Senior	USD	3,090,000
12-11-2018	Senior	USD	250,000,000

ii.	The maturities of senior bonds are as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	2,078,202	844,898
Due after 1 year but within 2 years	1,147,825	1,331,255
Due after 2 year but within 3 years	1,221,393	1,073,847
Due after 3 year but within 4 years	742,238	1,104,547
Due after 4 year but within 5 years	1,278,746	421,918
Due after 5 years	2,105,809	2,422,400
Total senior bonds	8,574,213	7,198,865

c)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$

Mortgage bonds in UF	89,924	94,921
Total mortgage bonds	89,924	94,921

i.	Allocation of mortgage bonds

During 2019 and 2018, the Bank has not placed any mortgage bonds.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	The maturities of Mortgage bonds are as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	5,137	4,833
Due after 1 year but within 2 years	8,248	7,758
Due after 2 year but within 3 years	8,514	8,008
Due after 3 year but within 4 years	8,788	8,267
Due after 4 year but within 5 years	9,072	8,534
Due after 5 years	50,165	57,521
Total Mortgage bonds	89,924	94,921

d)	Subordinated bonds

Detail of the subordinated bonds per currency is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$

Subordinated bonds denominated in CLP	-	1
Subordinated bonds denominated in UF	818,084	795,956
Total subordinated bonds	818,084	795,957

i,	Allocation of subordinated bonds

During 2019 and 2018, the Bank has not placed any subordinated bonds. The maturities of subordinated bonds, are as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	-	1
Due after 1 year but within 2 years	-	-
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	-	-
Due after 5 years	818,084	795,956
Total subordinated bonds	818,084	795,957

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

e)	Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,
	2019	2018
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	41	9,221
Due after 2 year but within 3 years	44	40
Due after 3 year but within 4 years	48	44
Due after 4 year but within 5 years	53	48
Due after 5 years	132	176
Non-current portion subtotal	318	9,529

Current portion:
Amounts due to credit card operators	151,984	172,425
Acceptance of letters of credit	5,709	2,894
Other long-term financial obligations, short-term portion	68,347	30,552
Current portion subtotal	226,040	205,871

Total other financial liabilities	226,358	215,400

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 20

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2019 and 2018, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2019	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	3,554,520	–	–	–	3,554,520	–	–	–	–	3,554,520
Cash items in process of collection	355,062	–	–	–	355,062	–	–	–	–	355,062
Financial assets held for trading	–	38,644	–	645	39,289	181,705	37,659	11,551	230,915	270,204
Investments under resale agreements	–	–	–	–	–	–	–	–	–	–
Financial derivative contracts	–	371,775	400,196	1,543,446	2,315,417	1,383,493	1,346,329	3,103,369	5,833,191	8,148,608
Loans and accounts receivables at amortised cost (*)	296,461	2,963,578	2,400,909	5,511,374	11,172,322	5,706,433	4,093,147	11,699,613	21,499,193	32,671,515
Loans and account receivable at fvoci (**)	–	–	–	5,953	5,953	–	–	60,213	60,213	66,166
Debt instruments at fvoci	–	1,131,500	3,752	52,130	1,187,382	508,596	725,419	1,588,875	2,822,890	4,010,272
Equity instruments at fvoci	–	–	–	–	–	–	–	482	482	482
Guarantee deposits (margin accounts)	314,616	–	–	–	314,616	–	–	–	–	314,616
Total financial assets	4,520,659	4,505,497	2,804,857	7,113,548	18,944,561	7,780,227	6,202,554	16,464,103	30,446,884	49,391,445

Financial liabilities
Deposits and other demand liabilities	10,297,432	–	–	–	10,297,432	–	–	–	–	10,297,432
Cash items in process of being cleared	198,248	–	–	–	198,248	–	–	–	–	198,248
Obligations under repurchase agreements	–	380,055	–	–	380,055	–	–	–	–	380,055
Time deposits and other time liabilities	142,273	5,184,567	4,905,414	2,417,703	12,649,957	357,856	163,121	21,883	542,860	13,192,817
Financial derivative contracts	–	422,749	427,825	951,684	1,802,258	1,253,280	1,180,948	3,154,168	5,588,396	7,390,654
Interbank borrowings	94	363,560	624,167	1,141,824	2,129,645	387,936	2,237	–	390,173	2,519,818
Issued debt instruments	–	285,159	759,519	1,044,674	2,089,352	2,394,850	2,042,292	2,974,229	7,411,371	9,500,723
Lease liabilities	–	–	–	26,061	26,061	45,978	36,393	50,062	132,433	158,494
Other financial liabilities	161,021	5,155	30,969	28,888	226,033	83	99	143	325	226,358
Guarantees received (margin accounts)	994,714	–	–	–	994,714	–	–	–	–	994,714
Total financial liabilities	11,793,782	6,641,245	6,747,894	5,610,834	30,793,755	4,439,983	3,425,090	6,200,485	14,065,558	44,859,313

(*)	Loans and accounts receivables at amortised cost are presented on a gross basis, the amount of allowance is Ch$896,095 million.
(**)	Loans and accounts receivables at fvoci are presented on a gross basis, the amount of allowance is Ch$101 million.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 20

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2018	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	2,065,411	-	-	-	2,065,411	-	-	-	-	2,065,411
Cash items in process of collection	353,757	-	-	-	353,757	-	-	-	-	353,757
Financial assets held for trading	-	1,064	-	11,642	12,706	16,331	20,080	27,924	64,335	77,041
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	111,268	128,024	543,722	783,014	723,622	552,133	1,041,866	2,317,621	3,100,635
Loans and accounts receivables at amortised cost (*)	238,213	3,295,003	2,323,442	4,880,726	10,737,384	5,474,289	3,236,349	10,765,393	19,476,031	30,213,415
Loans and account receivable at fvoci (**)	-	-	-	25,294	25,294	4,949	-	38,451	43,400	68,694
Debt instruments at fvoci	-	2,391,329	-	1	2,391,330	86	-	2,907	2,993	2,394,323
Equity instruments at fvoci	-	-	-	-	-	-	-	481	483	483
Guarantee deposits (margin accounts)	170,232	-	-	-	170,232	-	-	-	-	170,232
Total financial assets	2,827,613	5,798,664	2,451,466	5,461,385	16,539,128	6,219,277	3,808,562	11,877,024	21,904,863	38,443,991

Financial liabilities
Deposits and other demand liabilities	8,741,417	-	-	-	8,741,417	-	-	-	-	8,741,417
Cash items in process of being cleared	163,043	-	-	-	163,043	-	-	-	-	163,043
Obligations under repurchase agreements	-	48,545	-	-	48,545	-	-	-	-	48,545
Time deposits and other time liabilities	122,974	5,248,418	4,108,556	3,326,199	12,806,147	191,547	6,137	63,988	261,672	13,067,819
Financial derivative contracts	-	131,378	120,361	349,551	601,290	495,789	471,185	949,464	1,916,438	2,517,728
Interbank borrowings	39,378	16,310	404,575	1,188,692	1,648,955	139,671	-	-	139,671	1,788,626
Issued debt instruments	-	71,465	39,267	745,830	856,562	2,431,849	1,549,743	3,277,079	7,258,671	8,115,233
Other financial liabilities	179,681	934	2,412	22,844	205,871	9,261	92	176	9,529	215,400
Guarantees received (margin accounts)	540,091	-	-	-	540,091	-	-	-	-	540,091
Total financial liabilities	9,786,584	5,517,050	4,675,171	5,633,116	25,611,921	3,268,117	2,027,157	4,290,707	9,585,981	35,197,902
(*)	Loans and accounts receivables at amortised cost are presented on a gross basis, the amount of allowance is Ch$ 882,414 million.
(**)	Loans and accounts receivables at fvoci are presented on a gross basis, the amount of allowance is Ch$106 million.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 21

PROVISIONS AND CONTINGENT PROVISIONS

a)	As of December 31, 2019 and 2018, the composition is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$

Provisions for personnel salaries and expenses	101,223	93,379
Provisions for mandatory dividends	185,727	178,600
Provisions for contingent loan	23,792	24,329
Provision for contingencies	15,388	8,963
Total	326,130	305,271

b)	Below is the activity regarding provisions during the years ended December 31, 2019, 2018 and 2017

	Personnel salaries and expenses	Mandatory Dividend	Contingent loan	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	93,379	178,600	24,329	8,963	305,271
Provisions established	78,316	185,727	16,277	27,975	298,627
Application of provisions	(70,385)	-	-	(155)	(70,540)
Provisions released	(552)	(178,600)	(16,814)	(21,395)	(207,693)
Reclassifications	-	-	-	-	-
Other	465	-	-	-	465

Balances as of December 31, 2019	101,223	185,727	23,792	15,388	326,130

Balances as of January 1, 2018	97,576	168,840	10,079	27,303	303,798
Provisions established	80,912	178,600	19,440	19,647	298,599
Application of provisions	(72,975)	-	-	(4,431)	(77,406)
Provisions released	(3,195)	(168,840)	(5,190)	(33,535)	(210,781)
Reclassifications	-	-	-	-	-
Other	(8,939)	-	-	-	(8,939)

Balances as of December 31, 2018	93,379	178,600	24,329	8,963	305,271

Balances as of January 1, 2017	72,592	142,815	11,399	65,404	292,210
Provisions established	106,687	168,840	7,341	8,645	291,513
Application of provisions	(81,703)	(142,815)		(389)	(224,907)
Provisions released	-	-	(8,661)	(46,357)	(55,018)
Reclassifications	-	-	-
Other	-	-	-

Balances as of December 31, 2017	97,576	168,840	10,079	27,303	303,798

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 21

PROVISIONS AND CONTINGENT PROVISIONS, continued

c)	Provisions for personnel salaries and expenses includes:

	As of December 31,
	2019	2018
	MCh$	MCh$

Provision for seniority compensation	6,797	9,531
Provision for stock-based personnel benefits	-	-
Provision for performance bonds	68,595	59,633
Provision for vacations	23,864	22,792
Provision for other personnel benefits	1,967	1,423
Total	101,223	93,379

d)	Provisions for contingent loan risk

Provision for contingent loan arise from contingent liabilities and loan commitments. Provisions for ECL risks in respect of contingent loan are included in ECL allowance in the income statements for the year.

An analysis of changes in the corresponding ECL allowance as of December 31, 2019 and 2018 is as follows:

	Stage 1		Stage 2		Stage 3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
ECL allowance at January 1, 2019	1,701	15,070	259	172	3,856	3,271	24,329
Transfer
Transfers to stage 2	(100)	(318)	122	878	–	–	582
Transfers to stage 3	–	(203)	–	–	167	4,675	4,639
Transfers to stage 3	–	–	(24)	(144)	1,742	1,290	2,864
Transfers to stage 1	46	122	(82)	(473)	–	–	(387)
Transfers to stage 2	–	–	–	234	(54)	(1,444)	(1,264)
Transfers to stage 1	–	45	–	–	(130)	(1,278)	(1,363)
Net changes on financial assets	(423)	(1,474)	(41)	(106)	(2,100)	2,173	(5,471)
Write-off	–	–	–	–	–	–	–
Foreign Exchange adjustments and others	(9)	(115)	(8)	(19)	6	8	(137)
At December 31, 2019	2,061	13,127	226	542	3,500	4,336	23,792

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 21

PROVISIONS AND CONTINGENT PROVISIONS, continued

	Stage 1		Stage 2		Stage 3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
ECL allowance at January 1, 2018	1,627	16,261	219	187	2,884	3,182	24,360
Transfer
Transfers to stage 2	(30)	-	65	-	-	-	35
Transfers to stage 3	(1)	-	-	-	328	-	327
Transfers to stage 3	-	-	(11)	-	567	-	556
Transfers to stage 1	1	-	(7)	-	-	-	(6)
Transfers to stage 2	-	-	-	-	-	-	-
Transfers to stage 1	-	-	-	-	(1)	-	(1)
Net changes on financial assets	136	683	3	(37)	54	(77)	762
Write-off	-	-	-	-	-	-	-
Foreign Exchange adjustments and others	(32)	(1,874)	(10)	22	24	166	(1,704)
At December 31, 2018	1,701	15,070	259	172	3,856	3,271	24,329

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 22

OTHER LIABILITIES

The other liabilities line item is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$

Accounts and notes payable	214,216	163,216
Income received in advance	640	673
Adjustment due to macro-hedging valuation	-	7,039
Guarantees received (margin accounts) (1)	994,714	540,091
Notes payable through brokerage and simultaneous transactions (3)	1,418,340	50,807
Other payable obligations (2)	61,555	94,779
Withholding VAT	8,147	1,990
Accounts payable insurance companies	9,510	8,424
Other liabilities	99,203	33,388

Total	2,806,325	900,407

(1)	Guarantee deposits (margin accounts) correspond to collateral associated to derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.
(2)	Other payable obligations mainly relate to settlement of derivatives and other financial transactions derived from the operation of the Bank.
(3)	In December 2019, Santander Corredora de Bolsa acted as an intermediary in the public offering of shares held between Latam and Delta, which was passed to the shareholders on January 3, 2019.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 23

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business, As of December 31, 2019, the Bank and its subsidiaries have provisions for this item of Ch$1,274 (Ch$923 million as of December 31, 2018) which is included in “Provisions” in the Consolidated Statements of Financial Position as provisions for contingencies.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2019	2018
	MCh$	MCh$
Letters of credit issued	140,572	223,420
Foreign letters of credit confirmed	70,192	57,038
Performance guarantee	1,929,894	1,954,205
Personal guarantees	451,950	133,623
Total contingent liabilities	2,592,608	2,368,286
Available on demand credit lines	8,732,422	8,997,650
Other irrevocable credit commitments	485,991	327,297
Total loan commitment	9,218,413	9,324,947
Total	11,811,021	11,693,233

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Third party operations
Collections	90,966	99,784
Transferred financial assets managed by the Bank	21,507	26,262
Assets from third parties managed by the Bank and its affiliates	1,592,845	1,630,431
Subtotal	1,705,318	1,756,477
Custody of securities
Securities held in custody	9,731,894	11,160,488
Securities held in custody deposited in other entity	1,206,541	861,405
Issued securities held in custody	21,636,819	12,335,871
Subtotal	32,575,254	24,357,764
Total	34,280,572	26,114,241

During 2019, the Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates” (memo account). At the end of December 2019, the balance for this was Ch$ 1,592,810 million (Ch$ 1,630,396 million at December 31, 2018).

d)	Guarantees

Banco Santander-Chile has an integral bank policy of coverage of Official Loyalty N°5014196 in force with the company Compañía de Seguros Chilena Consolidada S.A., coverage for 50,000,000 USD per claim with an annual limit of 100,000,000 USD, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2020, which has been renewed.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 23

CONTINGENCIES AND COMMITMENTS, continued

e)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities that are not be recognised in the Consolidated Financial Statements of Financial Position; these contain loan risks and they are, therefore, part of the Bank’s global risk.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 24

EQUITY

a)	Capital

As of December 31, 2019 and 2018 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$891,303 million. All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares during 2019, 2018 and 2017 was as follows:

	SHARES As of December 31,
	2019	2018	2017

Issued as of January 1	188,446,126,794	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-	-
Issuance of outstanding shares	-	-	-
Stock options exercised	-	-	-
Issued as of December 31,	188,446,126,794	188,446,126,794	188,446,126,794

As of December 31, 2019, 2018 and 2017 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of December 31, 2019 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	24,822,041,271	24,822,041,271	13.17
Banks on behalf of third parties	15,957,137,883	-	15,957,137,883	8.47
Pension funds (AFP) on behalf of third parties	9,995,705,956	-	9,995,705,956	5.30
Stock brokers on behalf of third parties	5,551,024,270	-	5,551,024,270	2.95
Other minority holders	5,527,216,146	-	5,527,216,146	2.93
Total	163,624,085,523	24,822,041,271	188,446,126,794	100.00
(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

As of December 31, 2018 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	26,486,000,071	26,486,000,071	14.05
Banks on behalf of third parties	15,451,106,985	-	15,451,106,985	8.20
Pension funds (AFP) on behalf of third parties	9,033,172,896	-	9,033,172,896	4.79
Stock brokers on behalf of third parties	4,773,558,507	-	4,773,558,507	2.53
Other minority holders	6,109,287,067	-	6,109,287,067	3.25
Total	161,960,126,723	26,486,000,071	188,446,126,794	100.00
(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 24

EQUITY, continued

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

During 2019, on the Shareholders Meeting held in April, it is agreed to capitalize on reserves 40% of retained earnings from previous years, equivalent to $236,761 million ($141,204 and $141,706 million in the year 2018 and 2017 respectively).

As a result of the purchase of Santander Consumer S.A., the Bank has recorded negative equity effect of MCh$37,041, since the Bank apply “predecessor accounting method”, and the difference between the consideration transferred and the acquired net asset is recorded in equity, within reserves. See Note 3.

c)	Dividends

The distribution of dividends is detailed in the Consolidated Statements of Changes in Equity.

d)	As of December 31, 2019, 2018 and 2017 the basic and diluted earnings per share were as follows:

	As of December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$

a) Basic earnings per share
Total attributable to the shareholders of the Bank	619,091	595,333	562,801
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	3.285	3.159	2.986
Basic earnings per share from continuing operations (in Ch$)	3.276	3.139	2.972
Basic earnings per share from discontinued operations (in Ch$)	0.009	0.020	0.015

b) Diluted earnings per share
Total attributable to the shareholders of the Bank	619,091	595,333	562,801
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	3.285	3.159	2.987
Diluted earnings per share from continuing operations (in Ch$)	3.276	3.139	2.972
Diluted earnings per share from discontinued operations (in Ch$)	0.009	0.020	0.015

As of December 31, 2019, 2018 and 2017 the Bank does not own instruments with dilutive effects.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 24

EQUITY, continued

e)	Other comprehensive income from available for sale investments and cash flow hedges:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$

Debt instruments at FVOCI
As of January 1,	6,962	1,855	-
Gain (losses) on the re-measurement of debt instruments at FVOCI, before tax	(17,775)	6,609	-
Recycling from other comprehensive income to income for the year	39,997	(1,502)	-
Available for sale investments
As of January 1,	-	-	7,375
Gain (losses) on the re-measurement of available for sale investments, before tax	-	-	(10,384)
Recycling from other comprehensive income to income for the year	-	-	4,864
Subtotals	22,222	5,107	(5,520)
Total	29,184	6,962	1,855

Cash flow hedges
As of January 1,	9,803	(3,562)	2,288
Gains (losses) on the re-measurement of cash flow hedges, before tax	(49,163)	14,048	(5,850)
Recycling adjustments on cash flow hedges, before tax	(1,075)	(683)	-
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-	-
Subtotals	(50,238)	13,365	(5,850)
Total	(40,435)	9,803	(3,562)

Other comprehensive income, before taxes	(11,251)	16,765	(1,707)

Income tax related to other comprehensive income components
Income tax relating to debt instruments at FVOCI	(7,756)	(1,810)	-
Income tax relating to available for sale investments		-	(473)
Income tax relating to cash flow hedges	10,918	(2,646)	908
Total	3,162	(4,456)	435

Other comprehensive income, net of tax	(8,089)	12,309	(1,272)
Attributable to:
Shareholders of the Bank	(8,856)	11,353	(2,312)
Non-controlling interest	767	956	1,040

The Bank expects that the results included in “Other comprehensive income” will be reclassified to profit or loss when the specific conditions have been met.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 25

NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of December 31, 2019	Non- controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	178	6	1	-	1	7
Santander Corredores de Bolsa Limitada	49.41	22,301	625	(261)	71	(190)	435
Santander Asesorías Financieras Limitada(1)	0.97	498	9	-	-	-	9
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	3,782	(503)	-	-	-	(503)
Santander Consumer Chile S.A. (2)	49.00	24,564	1,544	-	-	-	1,544
Subtotal		51,325	1,681	(260)	71	(189)	1,492
Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	3,777	1,031	-	-	-	1,031
Bansa Santander S.A.	100.00	20,051	(486)	-	-	-	(486)
Multiplica Spa	100.00	4,480	(4)	-	-	-	(4)
Subtotal		28,308	541	-	-	-	541

Total		79,633	2,222	(260)	71	(189)	2,033

(1) Ex Santander Agente de Valores Limitada

(2) On November27, 2019, the Bank acquired the 51% of Santander Consumer S.A., the remaining 49% is accounted as non-controlling interest.

				Other comprehensive income
As of December 31, 2018	Non-controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	172	4	(2)	-	(2)	2
Santander Corredores de Bolsa Limitada	49.41	21,673	755	(84)	2	(82)	673
Santander Agente de Valores Limitada	0.97	488	99	-	-	-	99
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Subtotal		22,335	858	(86)	2	(84)	774
Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	3,777	852	-	-	-	852
Bansa Santander S.A.	100.00	20,051	2,650	-	-	-	2,650
Subtotal		23,828	3,502	-	-	-	3,502

Total		46,163	4,360	(86)	2	(84)	4,276

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 25

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2017	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	167	4	-	-	-	4
Santander Corredores de Bolsa Limitada	49.41	21,000	702	470	(134)	336	1,038
Santander Agente de Valores Limitada	0.97	389	132	-	-	-	132
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Subtotal		21,558	838	470	(134)	336	1,174
Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,925	741	-	-	-	741
Bansa Santander S.A.	100.00	17,401	10,869	-	-	-	10,869
Subtotals		20,326	11,610	-	-	-	11,610

Total		41,883	12,448	470	(134)	336	12,784

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 25

NON-CONTROLLING INTERESTS, continued

b)	The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or conforming accounting policy adjustments:

	As of December 31,
	2019				2018				2017
				Net				Net				Net
	Assets	Liabilities	Capital	income	Assets	Liabilities	Capital	income	Assets	Liabilities	Capital	income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	82,918	12,372	68,159	2,387	77,764	9,595	66,374	1,795	76,177	9,803	64,937	1,437
Santander Corredores de Bolsa Limitada	1,479,974	1,434,843	43,866	1,265	102,228	57,999	42,691	1,538	88,711	45,855	41,424	1,432
Santander Asesorias Financieras Limitada(*)	51,505	51	50,481	973	50,552	71	40,177	10,304	44,910	4,732	26,569	13,609
Santander S.A. Sociedad Securitizadora	636	88	639	(91)	704	66	728	(90)	400	50	432	(82)
Klare Corredora de Seguros S.A.	8,303	724	8,586	(1,007)	-	-	-	-	-	-	-	-
Santander Consumer Chile S.A.	505,059	452,528	39,951	12,580	-	-	-	-	-	-	-	-
Santander Gestión de Recaudación y Cobranzas Ltda.	8,200	3,392	3,777	1,031	6,932	3,155	2,925	852	10,826	7,901	2,184	741
Bansa Santander S.A.	87,607	68,042	20,051	(486)	20,437	386	17,401	2,650	25,535	8,134	6,533	10,868
Multiplica Spa	4,480	4	4,480	(4)	-	-	-	-	-	-	-	-
Total	2,228,682	1,972,044	239,990	16,648	258,617	71,272	170,296	17,049	246,559	76,475	142,079	28,005

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 26

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting (see c).

a)	For the years ended December 31, 2019, 2018 and 2017 the income from interest, was attributable to the following items:

	For the years ended December 31,
	2019				2018				2017
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	718	-	-	718	903	-	-	903	939	-	-	939
Interbank loans	1,263	-	-	1,263	897	-	-	897	969	-	-	969
Commercial loans	780,284	160,462	16,478	957,224	771,405	153,851	11,008	936,264	752,013	85,389	10,525	847,927
Mortgage loans	349,663	283,820	455	633,938	330,055	266,691	909	597,655	320,041	149,303	414	469,758
Consumer loans	593,705	384	8,107	602,196	579,929	439	6,166	586,534	612,932	363	4,738	618,033
Investment instruments	71,150	26,169	-	97,319	75,423	24,790	-	100,213	74,000	5,797	-	79,797
Other interest income	18,387	3,592	-	21,979	16,644	4,013	-	20,657	12,172	1,538	-	13,710

Interest income not including income from hedge accounting	1,815,170	474,427	25,040	2,314,637	1,775,256	449,784	18,083	2,243,123	1,773,066	242,390	15,677	2,031,133

b)	For the years ended December 31, 2019, 2018 and 2017, the expense from interest expense, excluding expense from hedge accounting, is as follows:

	For the years ended December 31,
	2019			2018			2017
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(14,018)	(1,508)	(15,526)	(14,914)	(1,371)	(16,285)	(13,851)	(695)	(14,546)
Repurchase agreements	(9,710)	-	(9,710)	(6,439)	-	(6,439)	(6,514)	-	(6,514)
Time deposits and liabilities	(335,307)	(27,172)	(362,479)	(317,061)	(35,284)	(352,345)	(341,821)	(20,509)	(362,330)
Interbank loans	(50,354)	-	(50,354)	(39,971)	-	(39,971)	(26,805)	-	(26,805)
Issued debt instruments	(250,512)	(145,487)	(395,999)	(241,455)	(133,227)	(374,682)	(220,027)	(76,170)	(296,197)
Other financial liabilities	(1,310)	(33)	(1,343)	(2,698)	(110)	(2,808)	(2,946)	(303)	(3,249)
Lease contracts	(2,965)	-	(2,965)	-	-	-	-	-	-
Other interest expense	(16,651)	(11,300)	(27,951)	(6,929)	(10,497)	(17,426)	(5,236)	(4,973)	(10,209)
Interest expense not including expenses from hedge accounting	(680,827)	(185,500)	(866,327)	(629,467)	(180,489)	(809,956)	(617,200)	(102,650)	(719,850)

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 26

INTEREST INCOME, continued

c)	For the years ended December 31, 2019, 2018 and 2017, the income and expense from interest is as follows:

	For the years ended December 31,
	2019	2018	2017
Items	MCh$	MCh$	MCh$

Interest income not including income from hedge accounting	2,314,637	2,243,123	2,031,133
Interest expense not including expense from hedge accounting	(866,327)	(809,956)	(719,850)

Net Interest income (expense) from hedge accounting	1,448,310	1,433,167	1,311,283

Hedge accounting (net)	(31,346)	(18,799)	15,408

Total net interest income	1,416,964	1,414,368	1,326,691

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 27

FEES AND COMMISSIONS

This item includes the amount of fees earned and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	10,315	6,624	7,413
Fees and commissions for guarantees and letters of credit	35,039	33,654	33,882
Fees and commissions for card services	225,702	218,903	201,791
Fees and commissions for management of accounts	35,949	33,865	31,901
Fees and commissions for collections and payments	33,355	40,077	44,312
Fees and commissions for intermediation and management of securities	10,154	10,147	10,090
Insurance brokerage fees	49,664	39,949	36,430
Office banking	13,655	15,921	15,669
Fees for other services rendered	47,331	45,633	43,123
Other fees earned	37,494	39,690	30,947
Total	498,658	484,463	455,558

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(171,513)	(163,794)	(149,809)
Fees and commissions for securities transactions	(1,001)	(936)	(858)
Office banking	(1,860)	(4,096)	(15,283)
Other fees	(37,198)	(24,752)	(10,545)
Total	(211,572)	(193,578)	(176,495)

Net fees and commissions income	287,086	290,885	279,063

The fees earned in transactions with letters of credit are presented in the Consolidated Statements of Income in the line item “Interest income”.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 27

FEES AND COMMISSIONS, continued

The income and expenses for the commissions of the business segments are presented below and the calendar for the recognition of income from ordinary activities is opened.

	Segments					Revenue recognition calendar for ordinary activities
As of December 31, 2019	Individuals and PYMEs	Companies and Institutions	Global Investment Banking	Others	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commission income
Commissions for lines of credit and overdrafts	6,123	935	3,240	17	10,315	10,315	-	-
Commissions for guarantees and letters of credit	11,553	17,531	5,842	113	35,039	35,039	-	-
Commissions for card services	218,635	6,042	950	75	225,702	41,347	184,355	-
Commissions for account management	32,608	2,515	823	3	35,949	35,949	-	-
Commissions for collections, collections and payments	36,129	2,185	464	(5,423)	33,355	-	12,854	20,501
Commissions for intermediation and management of values	3,219	245	8,301	(1,611)	10,154	-	10,154	-
Remuneration for insurance commercialization	49,664	-	-	-	49,664	-	-	49,664
Office banking	9,280	3,782	606	(13)	13,655	-	13,655	-
Other remuneration for services rendered	42,499	3,748	839	245	47,331	-	47,331	-
Other commissions earned	12,462	10,727	14,293	12	37,494	-	37,494	-
Total	422,172	47,710	35,358	(6,582)	498,658	122,650	305,843	70,165

Commission expenses
Remuneration for card operation	(168,024)	(3,475)	(321)	307	(171,513)	-	(171,513)	-
Commissions per transaction with securities	-	-	(33)	(968)	(1,001)	-	(1,001)	-
Office banking	(1,186)	(389)	(282)	(3)	(1,860)	-	(1,860)	-
Other commissions	(22,335)	(5,134)	(5,619)	(4,110)	(37,198)	-	(37,198)	-
Total	(191,545)	(8,998)	(6,255)	(4,774)	(211,572)	-	(211,572)	-
Total Net commission income and expenses	230,627	38,712	29,103	(11,356)	287,086	122,650	94,271	70,165

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 27

FEES AND COMMISSIONS, continued

The income and expenses for the commissions of the business segments are presented below and the calendar for the recognition of income from ordinary activities is opened.

	Segments					Revenue recognition calendar for ordinary activities
As of December 31, 2018	Individuals and PYMEs	Companies and Institutions	Global Investment Banking	Others	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commission income
Commissions for lines of credit and overdrafts	5,901	271	453	(1)	6,624	6,624	-	-
Commissions for guarantees and letters of credit	11,099	16,258	6,239	58	33,654	33,654	-	-
Commissions for card services	211,615	6,193	1,036	59	218,903	34,856	184,047	-
Commissions for account management	30,386	2,678	799	2	33,865	33,865	-	-
Commissions for collections, collections and payments	66,780	1,693	458	(28,854)	40,077	-	15,719	24,358
Commissions for intermediation and management of values	4,050	134	7,221	(1,258)	10,147	-	10,147	-
Remuneration for insurance commercialization	-	-	-	39,949	39,949	-	-	39,949
Office banking	11,420	3,893	608	-	15,921	-	15,921	-
Other remuneration for services rendered	40,901	3,833	819	80	45,633	-	45,633	-
Other commissions earned	6,908	9,743	23,320	(281)	39,690	-	39,690	-
Total	389,060	44,696	40,953	9,754	484,463	108,999	311,157	64,307

Commission expenses
Remuneration for card operation	(159,817)	(3,186)	(134)	(657)	(163,794)	-	(163,794)	-
Commissions per transaction with securities	(169)	(3)	(419)	(345)	(936)	-	(936)	-
Office banking	(2,374)	(985)	(722)	(15)	(4,096)	-	(4,096)	-
Other commissions	(6,168)	(3,776)	(4,614)	(10,194)	(24,752)	-	(24,752)	-
Total	(168,528)	(7,950)	(5,889)	(11,211)	(193,578)	-	(193,578)	-
Total Net commission income and expenses	220,532	36,746	35,064	(1,457)	290,885	108,999	117,579	64,307

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 28

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

In accordance with the IFRS 9 and IFRS 7 disclosure, the detail of income (expense) from financial operations is as follows:

	For the years ended December 31,
	2019	2018
	MCh$	MCh$

Net gains on trading derivatives	(162,183)	38,217
Net gains on financial assets at fair value through profit or loss	11,878	9,393
Net gains on derecognition of financial assets measured at amortised cost	63,672	8,479
Sale of loans and accounts receivables from customers
Current portfolio	63	(309)
Charged-off portfolio	3,248	709
Repurchase of issued bonds (*)	3,265	(840)
Other income (expense) from financial operations	1,892	(2,475)
Total income (expense)	(78,165)	53,174

(*) The Bank repurchased its own bonds, see Note 3 for details.

The disclosure for the year December 31, 2017, the detail of income (expense) from financial operations is as follows:

For the years ended December 31,
2017
MCh$

Income (expense) from financial operations
Trading derivatives	(18,974)
Trading investments	10,008
Sale of loans and accounts receivables from customers
Current portfolio	3,020
Charged-off portfolio	3,020
Available for sale investments	8,956
Repurchase of issued bonds	(742)
Other income (expense) from financial operations	(2,492)
Total income (expense)	2,796

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 29

NET FOREIGN EXCHANGE GAIN (LOSS)

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale,

For the years ended December 31, 2019, 2018 and 2017 net foreign exchange income is as follows:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$

Net foreign exchange gain (loss)
Net profit (loss) from currency exchange differences	(89,893)	(212,618)	113,115
Hedging derivatives	362,374	252,275	22,933
Income from assets indexed to foreign currency	7,376	12,251	(9,190)
Income from liabilities indexed to foreign currency	-	-	98
Total	279,857	51,908	126,956

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 30

EXPECTED CREDIT LOSSES ALLOWANCE

I.	Expected credit losses (ECL) allowance – under IFRS 9

As of December 31, 2019 and 2018, under the new credit risk model established by IFRS 9 the ECL allowance by stage recorded at income statements is as follows:

For the year ended December 31, 2019	Stage1		Stage2		Stage3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(3,002)	(4,930)	(10,469)	(8,686)	(79,501)	(33,657)	(140,245)
Mortgage loans	–	(1,177)	–	(4,998)	–	(8,237)	(14,412)
Consumer loans	–	(8,875)	–	(15,280)	–	(145,328)	(169,483)
Contingent loans	45	589	10	24	152	188	1,008
Loans and account receivable at FVOCI	5	–	–	–	–	–	5
Debt at FVOCI	–	(184)	–	–	–	–	(184)
Total	(2,952)	(14,577)	(10,459)	(28,940)	(79,349)	(187,034)	(323,311)

For the year ended December 31, 2018	Stage1		Stage2		Stage3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	79	5,652	(2,891)	(1,533)	(96,131)	(47,959)	(142,783)
Mortgage loans	-	5,583	-	5,161	-	3,377	14,121
Consumer loans	-	1,861	-	192	-	(191,304)	(189,251)
Contingent loans	(90)	1,214	11	(68)	(225)	(834)	8
Loans and account receivable at FVOCI	363	-	68	-	-	-	431
Debt at FVOCI	-	66	-	-	-	-	66
Total	352	14,376	(2,812)	3,752	(96,356)	(236,720)	(317,408)

II.	Provision for loan losses – under IAS 39

		Loans and accounts receivable from customers
For the year ended December 31, 2017	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(15,699)	-	-	-	-	-	(15,699)
Provisions established	(307)	(64,658)	(148,681)	(43,621)	(252,038)	(3,117)	(4,224)	(516,646)
Total provisions and charge-offs	(307)	(80,357)	(148,681)	(43,621)	(252,038)	(3,117)	(4,224)	(532,345)
Provisions released	3,970	55,925	20,491	11,427	46,089	7,001	1,660	146,563
Recovery of loans previously charged off	-	11,114	21,499	10,942	39,972	-	-	83,527
Net charge to income	3,663	(13,318)	(106,691)	(21,252)	(165,977)	3,884	(2,564)	(302,255)

b)	The detail of Charge-off of individually significant loans, is as follows:

For the years ended December 31,
2017
MCh$

Charge-off of loans	51,978
Provision applied	(36,279)
Net charge offs of individually significant loans	15,699

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 31

PERSONNEL SALARIES AND EXPENSES

For the years ended December 31, 2019, 2018 and 2017, the composition of personnel salaries and expenses is as follows:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$

Personnel compensation	260,445	259,354	250,962
Bonuses or gratifications	78,534	72,728	75,181
Stock-based benefits	(315)	(337)	2,752
Seniority compensation	25,006	21,869	26,120
Pension plans	566	1,069	2,039
Training expenses	4,918	3,782	2,867
Day care and kindergarten	2,731	2,778	2,505
Health funds	-	-	4,748
Welfare funds	6,644	6,040	896
Other personnel expenses	31,628	30,281	28,897
Total	410,157	397,564	396,967

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 32

ADMINISTRATIVE EXPENSES

For the years ended December 31, 2019, 2018 and 2017, the composition of the item is as follows:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$

General administrative expenses	124,896	145,241	139,418
Maintenance and repair of property, plant and equipment	19,214	20,962	21,359
Office lease	-	29,761	26,136
Equipment lease	-	55	96
Short term leases contracts	4,177	-	-
Insurance payments	3,848	3,439	3,354
Office supplies	5,126	5,070	6,862
IT and communication expenses	52,017	44,209	39,103
Heating, and other utilities	2,848	4,849	5,468
Security and valuables transport services	12,187	12,168	12,181
Representation and personnel travel expenses	4,109	3,444	4,262
Judicial and notarial expenses	1,277	1,148	974
Fees for technical reports and auditing	7,643	10,020	9,379
Other general administrative expenses	12,450	10,116	10,244
Outsourced services	71,572	65,358	57,400
Data processing	31,921	32,360	34,880
Archive services	3,518	3,401	3,324
Valuation services	3,644	3,167	2,419
Outsourcing	10,139	9,936	6,878
Other	22,350	16,494	9,899
Board expenses	1,356	1,297	1,290
Marketing expenses	20,891	19,286	18,877
Taxes, payroll taxes, and contributions	14,897	13,907	13,118
Real estate taxes	1,954	1,730	1,443
Patents	1,913	1,896	1,646
Other taxes	5	7	24
Contributions to CMF (former SBIF)	11,025	10,274	10,005
Total	233,612	245,089	230,103

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 33

DEPRECIATION, AMORTIZATION, AND IMPAIRMENT

Depreciation, amortization and impairment charges for the years ended December 31, 2019, 2018 and 2017, are detailed below:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(52,855)	(54,987)	(55,623)
Amortization of Intangible assets	(26,348)	(24,293)	(22,200)
Depreciation right of use assets	(26,889)	-	-
Total depreciation and amortization	(106,092)	(79,280)	(77,823)
Impairment of property, plant, and equipment	(1,013)	(39)	(354)
Impairment of right of use assets	(1,713)	-	-
Impairment of intangibles	-	-	(5,290)
Total impairment	(2,726)	(39)	(5,644)
Total	(108,818)	(79,319)	(83,467)

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 34

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is comprised of the following components:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$

Income from assets received in lieu of payment	5,613	7,106	3,330
Release of contingencies provisions (1)	-	12,020	29,903
Other income	7,388	4,003	28,783
Leases		222	264
Income from sale of property, plant and equipment (2)	2,456	2,490	23,229
Recovery of provisions for contingencies	-	-	-
Compensation from insurance companies due to damages	4,681	144	1,237
Other	251	1,147	4,053

Total	13,001	23,129	62,016

(1)	In accordance with IAS 37, the Bank recorded contingencies provisions, which during 2018 were favorable to the Bank.
(2)	Corresponds to legal cession of rights made by Bansa Santander S.A. which result in an income of Ch$2,122 million, as of December 31, 2018. See Note N°26.

b)	Other operating expenses are detailed as follows:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment	3,900	2,537	5,591
Provision on assets received in lieu of payment	1,828	816	3,912
Expenses for maintenance of assets received in lieu of payment	2,072	1,721	1,679
Credit card expenses	1,077	3,151	3,070
Customer services	2,456	3,635	2,563
Other expenses	41,870	23,019	57,189
Operating charge-offs	973	798	1,607
Life insurance and general product insurance policies	21,205	9,964	23,475
Sale of property plant and equipment	67	62	-
Additional tax on expenses paid overseas	-	-	-
Provisions for contingencies	120	21	-
Retail association payment	343	898	912
Expense on sale of participation on associates	126	-	-
Expense on social commotion event	1,823	-	-
Other	17,213	11,276	31,195

Total	49,303	32,342	68,413

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 35

TRANSACTIONS WITH RELATED PARTIES

In addition to affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander-Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

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

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies”.

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander-Chile and its affiliates, together with their close relatives.

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties:

Below are loans and accounts receivable as well as contingent loans that correspond to related entities:

	As of December 31,
	2019				2018				2017
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	246,868	375	2,986	685	122,289	459	4,299	233	80,076	771	3,947	7,793
Mortgage loans	-	-	20,473	-	-	-	18,814	-	-	-	18,796	-
Consumer loans	-	-	5,781	-	-	-	5,335	-	-	-	4,310	-
Loans and accounts receivable:	246,868	375	29,240	685	122,289	459	28,448	233	80,076	771	27,053	7,793

Allowance for loan losses	(122)	(182)	(179)	(10)	(308)	(9)	(116)	(5)	(209)	(9)	(177)	(18)
Net loans	246,746	193	29,061	675	121,981	450	28,332	228	79,867	762	26,876	7,775

Guarantees	462,513	-	23,918	288	442,854	-	22,893	7,171	361,452	-	23,868	7,164

Contingent loans:
Personal guarantees	-	-	-	-	-	-	-	-	-	-	-	-
Letters of credit	4,112	-	-	63	5,392	-	2,060	44	19,251	-	-	33
Guarantees	464,691	-	-	-	445,064	-	3,364	-	377,578	-	-	-
Contingent loans:	468,803	-	-	63	450,456	-	5,424	44	396,829	-	-	33

Allowance for contingent loans	(835)	-	-	-	(1)	-	(18)	-	(4)	-	-	1

Net contingent loans	467,968	-	-	63	450,455	-	5,406	44	396,825	-	-	34

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

Loan activity to related parties during 2019, 2018 and 2017 is shown below:

	As of December 31,
	2019				2018				2017
	Companies of the Group	Associated companies	Key Personnel	Other	Companies of the Group	Associated companies	Key Personnel	Other	Companies of the Group	Associated companies	Key Personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	572,745	459	33,871	7,899	476,906	771	27,051	7,826	546,058	532	26,423	7,100
Loans granted	193,798	167	4,826	500	200,657	39	16,574	773	78,214	318	7,777	1,050
Loans payments	(50,646)	(251)	(9,457)	(7,651)	(104,818)	(351)	(9,754)	(700)	(147,366)	(79)	(7,149)	(324)

Total	715,897	375	29,240	748	572,745	459	33,871	7,899	476,906	771	27,051	7,826

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of December 31,
	2019				2018				2017
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	171,816	-	-	-	189,803	-	-	-	74,949	-	-	-
Trading investments	-	-	-	-	-	-	-	-	-	-	-	-
Obligations under repurchase agreements Loans	-	-	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	2,058,715	218,610	-	55	748,632	105,358	-	9	545,028	86,011	-	-
Available for sale investments	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	185,317	210,579	-	-	38,960	51,842	-	-	8,480	118,136	-	-

Liabilities
Deposits and other demand liabilities	25,261	93,761	4,624	566	27,515	21,577	2,493	480	24,776	25,805	2,470	221
Obligations under repurchase agreements Loans	138,498	5,000	270	80	6,501	-	329	68	50,945	-	-	-
Time deposits and other time liabilities	1,183,235	282,171	4,246	2,204	2,585,337	-	3,189	838	785,988	27,968	3,703	3,504
Financial derivative contracts	2,159,660	288,013	-	3	770,624	112,523	-	-	418,647	142,750	-	7,190
Interbank borrowing	-	-	-	-	-	-	-	-	-	-	-	-
Issued debt instruments	363,154	-	-	-	335,443	-	-	-	482,626	-	-	-
Other financial liabilities	6,231	-	-	-	6,807	-	-	-	4,919	-	-	-
Other liabilities	8,130	146,164	-	-	60,884	89,817	-	-	164,303	58,168	-	-

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

c)	Income (expense) recorded due to transactions with related parties

	For the years ended December 31,
	2019				2018				2017
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Interest income and inflation-indexation adjustments	(41,181)	(5,235)	1,151	26	(53,256)	(156)	1,252	508	(43,892)	-	1,051	-
Fee and commission income and expenses	28,274	14,499	232	28	91,178	7,826	305	22	72,273	15,404	224	1
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	(586,318)	(84,236)	-	-	(566,677)	65,727	27	(12)	363,108	(48,453)	(3)	19
Other operating income and expenses	406	(2,026)	-	-	42	1,388	-	-	21,670	(1,454)	-	-
Key personnel compensation and expenses	-	-	(37,377)	-	-	-	(40,683)	-	-	-	(43,037)	-
Administrative and other expenses	(11,877)	(47,757)	-	-	(43,035)	(50,764)	-	-	(48,246)	(47,220)	-	-

Total	(610,696)	(124,755)	(35,994)	54	(571,748)	24,021	(39,099)	518	364,913	(81,723)	(41,765)	20

(*) Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries,

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payments to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding manager positions shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statements of Income, corresponds to the following categories:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$

Personnel compensation	16,264	16,924	16,863
Board members’ salaries and expenses	1,358	1,230	1,199
Bonuses or gratifications	16,104	16,243	16,057
Stock-based benefits	(315)	(337)	1,923
Seniority compensation	2,378	4,202	3,842
Pension plans	566	1,069	2,039
Training expenses	37	210	68
Health funds	273	284	273
Other personnel expenses	712	858	773
Total	37,377	40,683	43,037

(*)	Some of the executives that qualified for this benefit left the Group for different reasons, without complying with the requirements to receive the benefit, therefore the obligation amount decreased, which generated the reversal of provisions.

e)	Composition of key personnel

As of December 31, 2019, 2018 and 2017, the composition of the Bank’s key personnel is as follows:

	N° of executives
Position	As of December 31,
	2019	2018	2017

Director	10	11	11
Division manager	12	12	13
Manager	106	108	109

Total key personnel	128	131	133

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 36

PENSION PLANS

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

Plan Assets owned by the Bank at the end of 2019 totaled Ch$7,195 million (Ch$6,804 million in 2018).

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

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other, The most significant actuarial hypotheses considered in the calculations were:

	Plans post- employment	Plans post- employment
	2019	2018

Mortality chart	RV-2014	RV-2014
Termination of contract rates	5,0%	5,0%
Impairment chart	PDT 1985	PDT 1985

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 36

PENSION PLANS, continued

Activity for post-employment benefits is as follows:

	As of December 31,
	2019	2018
	MCh$	MCh$
Plan assets	7,195	6,804
Commitments for defined-benefit plans
For active personnel	(6,525)	(5,958)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	670	846

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$

a) Fair value of plan assets
Opening balance	6,804	7,919	6,612
Expected yield of insurance contracts	333	353	307
Employer contributions	859	836	1,931
Actuarial (gain) losses	-	-	-
Premiums paid	-	-	-
Benefits paid	(801)	(2,304)	(931)
Fair value of plan assets at year end	7,195	6,804	7,919
b) Present value of obligations
Present value of obligations opening balance	(5,958)	(6,998)	(4,975)
Net incorporation of Group companies	-	-	-
Service cost	(567)	(1,069)	(2,039)
Interest cost	-	-	-
Curtailment/settlement effect	-	-	-
Benefits paid	-	-	-
Past service cost	-	-	-
Actuarial (gain) losses	-	-	-
Other	-	2,109	16
Present value of obligations at year end	(6,525)	(5,958)	(6,998)
Net balance at year end	670	846	921

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 36

PENSION PLANS, continued

Plan expected profit:

	As of December 31,
	2019	2018	2017

Type of expected yield from the plan’s assets	UF + 2,50% annual	UF + 2,50% annual	UF + 2,50% annual
Type of yield expected from the reimbursement rights	UF + 2,50% annual	UF + 2,50% annual	UF + 2,50% annual

Plan associated expenses:

	For the years ended December 31,
	2019	2018	2017
	MCh$	MCh$	MCh$

Current period service expenses	566	1,069	2,039
Interest cost	-	-	-
Expected yield from plan’s assets	(333)	(353)	(307)
Expected yield of insurance contracts linked to the Plan:
Extraordinary allocations	-	-	-
Actuarial (gain)/ losses recorded in the period	-	-	-
Past service cost	-	-	-
Other	-	-	-
Total	233	716	1,732

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

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

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2019 and 2018:

	As of December 31,
	2019		2018
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$
Assets
Financial derivative contracts	8,148,608	8,148,608	3,100,635	3,100,635
Financial assets held for trading	270,204	270,204	77,041	77,041
Loans and accounts receivable at amortised cost, net	31,775,420	34,602,793	29,331,001	30,505,023
Loans and accounts receivable at FVOCI, net	66,065	66,065	68,588	68,588
Debt instrument at FVOCI	4,010,272	4,010,272	2,394,323	2,394,323
Guarantee deposits (margin accounts)	314,616	314,616	170,232	170,232

Liabilities
Deposits and interbank borrowings	26,010,067	26,200,921	23,597,863	23,770,106
Financial derivative contracts	7,390,654	7,390,654	2,517,728	2,517,728
Issued debt instruments and other financial liabilities	9,727,081	10,718,997	8,330,633	8,605,135
Guarantees received (margin accounts)	994,714	994,714	371,512	371,512

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

a)	Financial assets held for trading and Debt instruments at FVOCI

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

b)	Loans and accounts receivable at amortised cost

Fair value of commercial, mortgage and consumer loans and credit cards are measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

Measurement of fair value and hierarchy

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

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds
-	Mutual funds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

● Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd), Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

● FX Options	Black-Scholes

Formula adjusted by the volatility simile (implicit volatility), Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility parameter is created by interpolation and then these volatilities are used to value options.

● Guarantee deposits, guarantee received (Threshold)	Present Value of Cash Flows Model	Collateral associated to derivatives financial contracts: Average trading swap (CMS), FX and inflation Forward, Cross Currency Swap (CCS), Interest Rate Swap (IRS) y FX options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description of no observable inputs
● Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
● UF options	Black – Scholes	There is no observable input of implicit volatility.
● Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility.
● CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
● Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
● Debt instruments (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.
● Loans and account receivable at FVOCI	Present Value of Cash Flows Model	Measured by discounting estimated cash flow using the interest rate of new contracts.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis:

	Fair value measurement
As of December 31,	2019	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Financial assets held for trading	270,204	270,204	-	-
Loans and accounts receivable at FVOCI, net	66,065	-	-	66,065
Debt instruments at FVOCI	4,010,272	3,992,421	17,146	705
Derivatives	8,148,608	-	8,133,700	14,908
Guarantee deposits (margin accounts)	314,616	-	314,616	-
Total	12,809,765	4,262,625	8,465,462	81,678

Liabilities
Derivatives	7,390,654	-	7,387,704	2,950
Guarantees received (margin accounts)	994,714	-	994,714	-
Total	8,385,368	-	8,382,418	2,950

	Fair value measurement
As of December 31,	2018	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Financial assets held for trading	77,041	71,158	5,883	-
Loans and accounts receivable at FVOCI, net	68,588	-	-	68,588
Debt instruments at FVOCI	2,394,323	2,368,768	24,920	635
Derivatives	3,100,635	-	3,089,077	11,558
Guarantee deposits (margin accounts)	170,232	-	170,232	-
Total	5,810,819	2,439,926	3,290,112	80,781

Liabilities
Derivatives	2,517,728	-	2,516,933	795
Guarantees received (margin accounts)	371,512	-	371,512	-
Total	2,889,240	-	2,888,445	795

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents assets or liabilities which are not measured at fair value in the statements of financial position but for which the fair value is disclosed:

	Fair value measurement
As of December 31,	2019	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Loans and accounts receivable at amortised cost, net	34,602,793	-	-	34,602,793
Total	34,602,793	-	-	34,602,793
Liabilities
Deposits and interbank borrowings	26,200,921	-	15,903,489	10,297,432
Issued debt instruments and other financial liabilities	10,718,997	-	10,718,997	-
Total	36,919,918	-	26,622,486	10,297,432

	Fair value measurement
As of December 31,	2018	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivable at amortised cost, net	30,505,023	-	-	30,505,023
Total	30,505,023	-	-	30,505,023
Liabilities
Deposits and interbank borrowings	23,770,106	-	15,028,689	8,741,417
Issued debt instruments and other financial liabilities	8,605,135	-	8,605,135	-
Total	32,375,241	-	23,633,824	8,741,417

The fair values of other assets and other liabilities approximate their carrying values.

The methods and assumptions to estimate the fair value are defined below:

- Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk-free interest rate are incorporated to the risk-free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

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

The valuation techniques used to estimate each level are defined in Note 1,k)

There were no transfer between levels 1 and 2 for the year ended December 31, 2019 and 2018.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The table below shows the effect, at December 31, 2019 and 2018, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by a sensitivity analysis under a 1bp scenario, detailed in the following table:

As of December 31, 2019
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Derivatives	Present Value method	Curves on TAB (1)	(2,3)	2,3
Debt instruments at FVOCI	Internal rate of return method	BR UF (2)	-	-

As of December 31, 2018
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Derivatives	Present Value method	Curves on TAB (1)	(1,3)	1,3
Available for sale investments	Internal rate of return method	BR UF (2)	-	-

(1)	TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30, 90, 180 and 360 day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento - UF)).
(2)	BR: “Bonos de Reconocimiento” (Recognition Bonds). The Recognition Bond is an instrument of money provided by the State of Chile to workers who joined the new pension system, which began operating since 1981.

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant inputs (Level 3) as of December 31, 2019 and 2018:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2019	80,781	795

Total realized and unrealized profits (losses)
Included in statements of income	827	2,155
Included in other comprehensive income	70	-
Purchases, issuances, and loans (net)	-	-
As of December 31, 2019	81,678	2,950

Total profits or losses included in comprehensive income for 2019 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2018	897	2,155

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2018	22,987	7

Total realized and unrealized profits (losses)
Included in statements of income	57,769	(802)
Included in other comprehensive income	25	-
Purchases, issuances, and loans (net)	-	-
As of December 31, 2018	80,781	(795)

Total profits or losses included in comprehensive income for 2018 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2017	57,794	(802)

The realized and unrealized profits (losses) included in comprehensive income for 2019 and 2018, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statements of Comprehensive Income.

The potential effect as of December 31, 2019 and 2018 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant inputs (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2019 and 2018:

As of December 31, 2019

	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts	8,148,151	-	8,148,151	457	8,148,608
Investments under resale agreements	-	-
Loans and accounts receivable at amortised cost, net		-		31,775,420	31,775,420
Loans and accounts receivable at FVOCI, net	66,065		-	66,065	66,065
Total	8,214,216	-	8,148,151	31,841,942	39,990,093
Liabilities
Financial derivative contracts	7,388,145	-	7,388,145	2,509	7,390,654
Investments under resale agreements	380,055	-	380,055	-	380,055
Deposits and interbank borrowings	-	-	-	26,010,067	26,010,067
Total	7,768,200	-	7,768,200	26,012,576	33,780,776

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2018
	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts	1,947,726	-	1,947,726	1,152,909	3,100,635
Obligations under repurchase agreements	-	-	-	-	-
Loans and accounts receivable at amortised cost, net	-	-	-	29,331,001	29,331,001
Loans and accounts receivable at FVOCI, net	68,588	-	-	68,588	68,588
Total	2,016,314	-	1,947,726	30,552,498	32,500,224
Liabilities
Financial derivative contracts	1,735,555	-	1,735,555	782,173	2,517,728
Investments under resale agreements	48,545	-	48,545	-	48,545
Deposits and interbank borrowings	-	-	-	23,597,862	23,597,862
Total	1,784,100	-	1,784,100	24,380,035	26,164,135

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

	As of December 31, 2019		As of December 31, 2018
Financial derivative contracts	Assets	Liability	Assets	Liability
	MM$	MM$	MM$	MM$

Financial derivative contracts with collateral agreement threshold equal to zero	7,478,837	6,748,219	2,639,835	2,133,149
Financial derivative contracts with non-zero threshold collateral agreement	532,298	517,814	344,520	262,683
Financial derivative contracts without collateral agreement	137,472	124,621	116,280	121,896
Total	8,148,607	7,390,654	3,100,635	2,517,728

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

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

Credit risk

Credit risk is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party. The Bank consolidates all elements and components of credit risk exposure to manage credit risk (i.e., individual delinquency risk, inherent risk of a business line or segment, and/or geographical risk).

In Note 9 and Note 11, we present our net exposure to credit risk at December 31, 2019 and 2018.

Credit Risk Governance

The Risk Division, our credit analysis and risk management group, is largely independent of our Commercial Division, Risk evaluation teams interact regularly with our clients. For larger transactions, risk teams in our headquarters work directly with clients when evaluating credit risks and preparing credit applications. Various credit approval committees, all of which include Risk Division and Commercial Division personnel, must verify that the appropriate qualitative and quantitative parameters are met by each applicant. Each committee’s powers are defined by our Board of Directors.

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

The Board has delegated the duty of credit risk management to the Integral Risk Committee, as well as to the Bank’s risk departments, whose roles are summarized below:

●	Verify compliance with the strategic objectives of the group, depending on both assumed and potential risk, and alerting management to such risks.
●	Propose the primary metrics for risk appetite framework.
●	Review the level of compliance with regulatory provisions and recommendations issued by the Local and External Supervisors, ensuring their implementation on the stipulated dates.
●	Analyze with a comprehensive vision, the map of recommendations and incidents formulated by the different control instances (FMC-former SBIF, DAI and External Audit) in order to identify the main risks involved.
●	Review the risk benchmark analysis, and from its results, identify and propose “best practices” or corrective / preventive actions, ensuring their proper implementation.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

●	Review the adequate management of risks by the management areas, formulating where appropriate, the mitigation actions in accordance with the policies approved by the Board.
●	Monitoring, analysis and control of the limits defined in the Risk Framework (basic and complementary metrics) and the key credit risk indicators of each zone, segment or product, identifying possible sources of concern.
●	Analyze the relevant aspects of the risk (exogenous variables), which could eventually materialize in possible losses for the business (emerging risks).
●	Analyze and propose eventual changes in the policies and procedures used by the Bank for the administration, control and management of risks, when inconsistencies or vulnerabilities are verified.
●	Encourage compliance by the Bank with the best corporate governance practices in risk management,
●	Pre-review the documents of type 0 and 1 (Frames and Models) that were defined in the Approval Hierarchy model, which must then be approved in the Directory.
●	Perform, according to the calendar proposed by the Risk Department or on request, the sectoral analyzes considered relevant.
●	Review of risks in terms of Risk Compliance and Reputational Risk.
●	Any other task that the Board deems necessary.

The following diagram illustrates the governance of our credit risk division including the committees with approval power:

Role of Santander Spain’s Global Risk Department: Credit Risk

In matters regarding Credit Risk, Santander Spain’s Global Risk Department has the following role:

●	All credit risks greater than U.S.$80 million, after being approved locally, are reviewed by Santander Spain. This additional review ensures that no global exposure limit is being breached.
●	In standardized risks, the consumer and mortgage scoring models are developed locally but are reviewed and approved by Santander Spain’s Global Risk Department.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

●	For each scoring model, a quarterly Risk Report is prepared, which is reviewed locally and is also sent to Santander Analytics (Santander Spain). This report includes the evolution of basic credit risk parameters such as loan amounts, non-performance, charge-offs and provisions.
●	Monthly, the Controller of the Risk Department sends a report to Santander Spain’s Global Risk Department covering all the main indicators regarding credit risk and the evolution of credit risk as compared to the budgeted levels.

Impairment assessment (policy applicable from January 1, 2019)

In accordance with the requirements of IFRS 9 the Bank has developed a new credit risk model, applicable from January 1, 2019.

a.	Definition of default and cure

The Bank considers a financial instrument defaulted and therefore Stage 3 for ECL calculations in all cases when the borrower becomes 90 days past due on its contractual payments.

As a part of a qualitative assessment of whether a customer is in default, the Bank also considers a variety of instances that may indicate unlikeliness to pay. Such events include:

●	Internal rating of the borrower indicating default or near default
●	The borrower requesting emergency funding from the Bank
●	The borrower having past due liabilities to public creditors or employees
●	The borrower is deceased
●	A material decrease in the underlying collateral value where the recovery of the loan is expected from the sale of the collateral
●	A material decrease in the borrower’s turnover or the loss of a major customer
●	A covenant breach not waived by the Bank
●	The debtor (or any legal entity within the debtor’s group) filing for bankruptcy application/protection
●	Debtor’s listed debt or equity suspended at the primary exchange because of rumors or facts about financial difficulties

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

The Bank’s Credit Risk Department operates its internal rating models. The models incorporate both qualitative and quantitative information and, in addition to information specific to the borrower utilise supplemental external information that could affect the borrower’s behavior. The internal credit grades are assigned based on the internal scoring policy, PDs are then adjusted for IFRS 9 ECL calculations to incorporate forward looking information and the IFRS 9 Stage classification of the exposure.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

The following table shows quality assets and its related provision, based on our internal scoring policy as of December 31, 2019 and 2018:

	December 31, 2019
	Individually assessed
Commercial	Stage 1	Stage 2	Stage 3	Total Individual	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
Portfolio	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%

A1	99,042	-	-	99,042	0.30%	2	-		2	0.00%
A2	907,659	37	-	907,696	2.78%	443	-		443	0.05%
A3	2,418,990	61	-	2,419,051	7.41%	2,617	-		2,617	0.29%
A4	3,262,671	7,184	-	3,269,855	10.01%	4,399	22		4,421	0.49%
A5	2,188,717	22,163	-	2,210,880	6.77%	7,618	515		8,133	0.91%
A6	1,086,401	47,157	487	1,134,045	3.47%	6,461	1,410	208	8,079	0.90%
B1	-	603,201	-	603,201	1.85%	-	12,641	-	12,641	1.41%
B2	-	82,781	560	83,341	0.26%	-	3,773	205	3,978	0.44%
B3	-	85,034	817	85,851	0.26%	-	3,367	261	3,628	0.40%
B4	-	83,039	50,662	133,701	0.41%	-	4,085	21,910	25,995	2.90%
C1	-	45,433	113,004	158,437	0.48%	-	3,516	50,440	53,956	6.02%
C2	-	8,865	66,965	75,830	0.23%	-	614	28,504	29,118	3.25%
C3	-	15,762	32,839	48,601	0.15%	-	221	11,281	11,502	1.28%
C4	-	2,405	38,967	41,372	0.13%	-	170	20,039	20,209	2.26%
C5	-	847	44,057	44,904	0.14%	-	43	27,586	27,629	3.08%
C6	-	998	52,649	53,647	0.16%	-	12	35,732	35,744	3.99%
Subtotal	9,963,480	1,004,967	401,007	11,369,454	34.80%	21,540	30,389	196,166	248,095	27.69%

	Collectively assessed
	Stage 1	Stage 2	Stage 3	Total Group	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Commercial	3,839,143	240,100	413,628	4,492,871	13.75%	35,887	25,555	197,032	258,474	28.84%
Mortgage	10,275,966	457,948	529,081	11,262,995	34.47%	8,446	14,509	78,104	101,059	11.28%
Consumer	4,963,047	292,718	290,430	5,546,195	16.98%	67,396	50,808	170,263	288,467	32.19%
Subtotal	19,078,156	990,766	1,233,139	21,302,061	65.20%	111,729	90,872	445,399	648,000	72.31%
Total	29,041,636	1,995,733	1,634,146	32,671,515	100.00%	133,269	121,261	641,565	896,095	100.00%

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

	December 31, 2018
	Individually assessed
Commercial	Stage 1	Stage 2	Stage 3	Total Individual	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
Portfolio	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%

A1	29,998	-	-	29,998	0,10%	2	-	-	2	0,00%
A2	1,074,789	-	-	1,074,789	3,56%	525	-	-	525	0,06%
A3	2,699,684	309	-	2,699,993	8,94%	2,526	-	-	2,526	0,29%
A4	3,200,608	16,546	-	3,217,154	10,65%	8,865	323	-	9,188	1,04%
A5	1,755,259	26,141	-	1,781,400	5,90%	11,296	453	-	11,749	1,33%
A6	935,499	45,671	-	981,170	3,25%	6,975	2,213	-	9,188	1,04%
B1	-	494,915	187	495,102	1,64%	-	14,107	79	14,186	1,61%
B2	-	81,955	156	82,111	0,27%	-	2,786	66	2,852	0,32%
B3	-	67,089	614	67,703	0,22%	-	3,841	233	4,074	0,46%
B4	-	47,653	45,480	93,133	0,31%	-	2,488	19,688	22,176	2,51%
C1	-	46,383	108,325	154,708	0,51%	-	2,548	48,147	50,695	5,75%
C2	-	15,678	39,246	54,924	0,18%	-	1,261	18,171	19,432	2,20%
C3	-	19,655	26,204	45,859	0,15%	-	733	10,803	11,536	1,31%
C4	-	3,560	32,445	36,005	0,12%	-	246	17,077	17,323	1,96%
C5	-	703	64,762	65,465	0,22%	-	32	40,541	40,573	4,60%
C6	-	1,525	69,511	71,036	0,22%	-	35	43,310	43,345	4,91%
Subtotal	9,695,837	867,783	386,930	10,950,550	36,24%	30,189	31,066	198,115	259,370	29,39%

	Collectively assessed
	Stage 1	Stage 2	Stage 3	Total Group	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Commercial	3,616,969	232,472	386,154	4,235,595	14,02%	43,541	24,574	179,317	247,432	28,04%
Mortgage	4,341,740	249,039	285,510	4,876,289	16,14%	70,904	54,372	159,066	284,342	32,23%
Consumer	9,258,962	447,496	444,523	10,150,981	33,60%	9,006	15,102	67,162	91,270	10,34%
Subtotal	17,217,671	929,007	1,116,187	19,262,865	63,76%	123,451	94,048	405,545	623,044	70,61%
Total	26,913,508	1,796,790	1,503,117	30,213,415	100,00%	153,640	125,114	603,660	882,414	100,00%

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

As of December 31, 2019, 99% our total investment portfolio corresponds to securities issued by the Chilean Central Bank and US treasury notes.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

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

The Bank segments its retail lending products into smaller homogeneous portfolios (evaluated collective), based on key characteristics that are relevant to the estimation of future cash flows. The applied data is based on historically collected loss data and involves a wider set of transaction characteristics (i.e., product type, wider range of collateral types) as well as borrower characteristics.

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

Threshold = Lifetime PD (at reporting date) – Lifetime PD (at origination)

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

Collectively assessed				Individually assessed
Mortgages	Other loans	Revolving (Credit cards)	Collectively assessed SME	Individually assessed SME	Middle market	Corporate and Investment Banking
39.57%	39.11%	15.73%	39.11%	22.69%	4.5%	Santander Group criteria

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

When loan measured at amortised cost has been renegotiated or modified but not derecognised, the Bank must recognise the resulting gains or losses as the difference between the carrying amount of the original loans and modified contractual cash flows discounted using the EIR before modification.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

If the modification does not result in derecognition, then the subsequent assessment of whether there is a significant increase in credit risk is made comparing the risk at the reporting date based on the modified contractual term and the risk at initial recognition based on the original, unmodified contractual term.

If the modification results in derecognition, then the modified asset is considered to be a new asset. Accordingly, the date of modification is treated as the date of initial recognition for the purposes of the impairment requirements.

	As of December 31, 2019				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount	29,041,636	1,995,733	1,634,146	32,671,515	26,913,508	1,796,790	1,503,116	30,213,415
Modified loans	-	512,529	611,316	1,123,845	-	582,513	815,094	1,397,607
%	-	25.68%	37.41%	3.44%	-	32.42%	54.23%	4.63%

ECL allowance	133,269	121,261	641,565	896,095	153,640	125,114	603,660	882,414
Modified loans	-	36,329	242,649	278,978	-	44,099	323,802	367,901
%	-	29.96%	37.82%	31.13%	-	35.25%	53.64%	41.69%

h.	Analysis of risk concentration

The following table shows the risk concentration by industry, and by stage before ECL allowance of loans and account receivable at amortised cost:

	December 31, 2019				December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
loans
Manufacturing	1,110,484	107,356	67,974	1,285,814	992,786	92,931	54,048	1,139,765
Mining	280,297	123,005	3,739	407,041	182,342	21,821	4,585	208,748
Electricity, gas, and water	309,941	22,907	8,196	341,044	384,288	22,365	2,279	408,932
Agriculture and livestock	1,020,857	172,984	93,440	1,287,281	934,199	166,271	100,781	1,201,251
Forest	132,483	17,035	15,689	165,207	120,371	9,402	14,115	143,888
Fishing	223,980	24,879	7,695	256,554	238,348	11,104	3,569	253,021
Transport	665,570	64,115	34,192	763,877	716,493	55,011	37,802	809,306
Communications	206,660	28,122	6,168	240,950	178,215	30,407	7,222	215,844
Construction (*)	782,265	85,435	106,568	974,268	723,600	88,691	93,747	906,038
Commerce	2,655,982	110,326	30,107	2,796,415	2,950,517	189,623	199,924	3,340,064
Services	2,971,563	190,097	204,472	3,366,132	1,771,595	81,159	12,915	1,865,669
Other	3,442,541	298,806	236,395	3,977,742	4,120,052	331,470	242,097	4,693,619

Subtotal	13,802,623	1,245,067	814,635	15,862,325	13,312,806	1,100,255	773,084	15,186,145

Mortgage loans	10,275,966	457,948	529,081	11,262,995	9,258,962	447,496	444,523	10,150,981

Consumer loans	4,963,047	292,718	290,430	5,546,195	4,341,740	249,039	285,510	4,876,289

Total	29,041,636	1,995,733	1,634,146	32,671,515	26,913,508	1,796,790	1,503,117	30,213,415

(*)	In 2019 we improved the classification of our construction loans, reassigning loans for real state rental investment companies to services.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

i.	Macro economical forward-looking information and scenarios

The annual growth forecasts for the most relevant macroeconomic variables for each of our scenarios are as follows:

	Average estimates 2020 - 2021
	Unfavorable scenario 2	Unfavorable scenario 1	Base scenario	Favorable scenario 1	Favorable scenario 2
Official interest rate	0.25%	0.50%	1.59%	3.20%	4.42%
Unemployment rate	7.31%	6.96%	6.50%	6.04%	5.70%
Housing Price growth	(1.70)%	1,04%	4.67%	8.30%	11.04%
GDP growth	(1.16)%	0.67%	3.12%	5.56%	7.40%
Consumer Price Index	(0.26)%	1.07%	2.82%	4.57%	5.90%

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

Local scenario		Global scenario
	Probability weighting		Probability weighting
Favorable scenario 2	10%	Favorable scenario 1	30%
Favorable scenario 1	15%	Base scenario	40%
Base scenario	50%	Unfavorable scenario 1	30%
Unfavorable scenario 1	15%
Unfavorable scenario 2	10%

The ECL allowance sensibility to future macro-economic conditions is as follows:

	December 31, 2019	December 21, 2018
	MCh$	MCh$
Reported ECL allowance	896,095	882,414
Gross carrying amount	32,671,515	30,213,415

Reported ECL Coverage	2.74%	2.92%

ECL amount by scenarios
Favorable scenarios 2	797,501	745,089
Favorable scenarios 1	835,956	815,113
Base scenarios	884,480	879,358
Unfavorable scenarios 2	929,802	949,329
Unfavorable scenarios 2	962,437	970,563

Coverage ratio by scenarios
Favorable scenarios 2	2.44%	2.46%
Favorable scenarios 1	2.56%	2.69%
Base scenarios	2.71%	2.90%
Unfavorable scenarios 2	2.85%	3.13%
Unfavorable scenarios 2	2.95%	3.21%

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

j.	Collateral and other credit enhancement

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are in place covering the acceptability and valuation of each type of collateral.

The main types of collateral obtained are, as follows:

●	For securities lending and reverse repurchase transactions, cash or securities
●	For corporate and small business lending, charges over real estate properties, inventory and trade receivables and, in special circumstances, government guarantees
●	For retail lending, mortgages over residential properties

The following table show the maximum exposure to credit risk by class of financial asset, associated collateral and the net exposure to credit risk:

	As of December 31,
	2019				2018
	Maximum exposure to credit risk	Collateral	Net exposure	Associated ECL	Maximum exposure to credit risk	Collateral	Net exposure	Associated ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	15,928,491	8,180,015	7,748,476	506,670	15,254,838	7,369,291	7,885,547	506,908
Mortgage loans	11,262,995	10,725,604	537,391	101,059	10,150,981	9,699,324	451,657	91,270
Consumer Loans	5,546,195	748,577	4,797,618	288,467	4,876,289	754,920	4,121,369	284,342
Total	32,737,681	19,654,196	13,083,485	896,196	30,282,108	17,823,535	12,458,537	882,520

(*)	Includes Loans and account receivable at FVOCI

According to the Bank’s policy when an asset (real state) is repossessed are transferred to assets held for sale at their fair value less cost to sell as non-financial assets at the repossession date.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

Maximum exposure to credit risk

Financial assets and off-balance sheet commitments

For financial assets recognised in the Consolidated Statements of Financial Position, maximum credit risk exposure equals their carrying value. Below is the distribution by financial asset and off-balance sheet commitments of the Bank’s maximum exposure to credit risk as of December 31, 2019 and 2018, without deduction of collateral, security interests or credit improvements received:

		As of December 31,
		2019	2018
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Deposits in banks	5	2,693,342	1,240,578
Cash items in process of collection	5	355,062	353,757
Financial derivative contracts	8	8,148,608	3,100,635
Financial assets held for trading	6	270,204	77,041
Loans and account receivable at amortised cost / Loans and account receivable at FVOCI	9 /10	31,841,485	29,399,589
Debt instrument at fair value through other comprehensive income	11	4,010,272	2,394,323

Off-balance commitments:
Letters of credit issued		140,572	223,420
Foreign letters of credit confirmed		70,192	57,038
Performance guarantees		1,929,894	1,954,205
Available credit lines		8,732,422	8,997,650
Personal guarantees		451,950	133,623
Other irrevocable credit commitments		485,991	327,297
Total		59,129,994	48,345,002

Foreign derivative contracts

As of December 31, 2019, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 2,309 million or 3,65% of assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Below, there are additional details regarding our exposure for those countries classified above 1 and represents our majority of exposure to categories other than 1. Below we detail as of December 31, 2019, considering fair value of derivative instruments.

Country	Classification	Derivative Instruments (adjusted to market)	Deposits	Loans	Financial investments	Total Exposure
			US$ millions
China	2	0.00	0.00	7.23	0.00	7.23
Colombia	2	1.24	0.00	0.00	0.00	1.24
Italy	2	0.00	1.36	0.32	0.00	1.68
Mexico	2	9.42	0.04	0.00	0.00	9.46
Panama	2	1.50	0.00	0.00	0.00	1.50
Peru	2	2.20	0.00	0.00	0.00	2.20
Uruguay	2	0.00	0.00	0.10	0.00	0.10
Total		14.36	1.40	7.65	0.00	23.41

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

Our exposure to the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted)	Deposits	Loans	Financial Investments	Exposure Exposure
			US$ millions
Banco Santander España (*)	Spain	1	319.0	54.8	0.4	0.0	374.20
Santander UK	UK	1	24.0	2.0	0.0	0.0	26.00
Banco Santander Mexico	Mexico	2	9.4	0.0	0.0	0.0	9.4
Total			352.4	56.8	0.4	0.0	409.6

(*)	The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is USD 0.

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

Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of December 31, 2019 and 2018,

	As of December 31,
	2019	2018
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	23,371,510	22,047,354
Investments and others	2,785,219	2,200,776
Impaired financial assets:
Properties/ mortgages	101,456	119,181
Investments and others	525	865
Total	26,258,710	24,368,176

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

Credit risk mitigation techniques

The Bank applies various methods of reducing credit risk, depending on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (i.e., real estate guarantees) while others apply to groups of transactions (i.e., netting and collateral arrangements).

Collateral

Banco Santander controls the credit risk through the use of collateral in its operations. Each business unit is responsible for credit risk management and formalizes the use of collateral in its lending policies.

Banco Santander uses guarantees in order to increase their resilience in the subject to credit risk operation. The guarantees can be used fiduciary, real, legal structures with power mitigation and compensation agreements. The Bank periodically reviews its policy guarantees by technical parameters, normative and also its historical basis, to determine whether the guarantee is legally valid and enforceable.

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

Credit derivatives are financial instruments whose main purpose is to hedge credit risk by buying protection from a third party, whereby the Bank transfers the risk of the issuer of the underlying instrument. Credit derivatives are OTC instruments, i.e. they are not traded in organized markets.

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

At December 31, 2019, assets received or awarded in lieu of payment amounted to Ch$38,890 million (gross amount: Ch$40,932 million; allowance: Ch$2,042 million).

At December 31, 2018, assets received or awarded in lieu of payment amounted to Ch$38,326 million (gross amount: Ch$39,049 million; allowance: Ch$723 million).

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

The Bank’s approach to liquidity management is to ensure-- whenever possible--to have enough liquidity on hand to fulfill its obligations at maturity, in both normal and stressed conditions, without entering into unacceptable debts or risking the Bank’s reputation. The Board establishes limits on the minimal part of available funds close to maturity to fulfill said payments as well as over a minimum level of interbank operations and other loan facilities that should be available to cover transfers at unexpected demand levels. This is constantly reviewed. Additionally, the Bank must comply with the regulation limits established by the FMC (former SBIF) for maturity mismatches.

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

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used. The liquidity policy and procedures are subject to review and approval by the Bank’s Board. Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review.

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

The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO has determined that our liquidity portfolio must be comprised of cash plus assets that can be readily convertible into cash either through the Chilean Central Bank window, overnight deposits or instruments or the local secondary market. The management of the Bank’s liquidity portfolio is performed by the Financial Management Division under rules determined by the ALCO and based on classifications by the FMC and the Bank’s management.

	As of December 31,
	2019	2018
	MCh$	MCh$
Financial investments for trading	270,204	77,041
Available for sale investments	4,010,272	2,394,323
Encumbered assets (net) (1)	(380,055)	(48,843)
Net cash (2)	2,384,323	149,321
Net Interbank deposits (3)	(281,620)	967,095
Total liquidity portfolio	6,013,124	3,538,937
(1)	Assets encumbered through repurchase agreements are deduced from liquidity portfolio.
(2)	Cash minus reserve requirements. As is presented in Note 5 the reserve requirements are established by the monthly average reserves that the bank must maintain in accordance with regulation governing minimum reserves.
(3)	Includes overnight deposits in Central Bank, domestic banks and foreign banks.

Exposure to liquidity risk

A similar, yet not identical, measure is the calculation used to measure the Bank´s liquidity limit as established by the FMC (former SBIF). The Bank determines a mismatch percentage for purposes of calculating such liquidity limit which is calculated by dividing its benefits (assets) by its obligations (liabilities) according to maturity based on estimated repricing. The mismatch amount permitted for the 30 day and under period is 1 time [regulatory] capital and for the 90 day and under period – 2 times [regulatory] capital.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

The following table displays the actual derived percentages as calculated per above:

	As of December 31,
	2019%	2018%
30 days	63	(20)
30 days foreign currency	-	-
90 days	79	(37)

Below, is the breakdown by maturity, of the liability balances of the Bank as of December 31, 2019 and 2018:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2019	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Obligations under repurchase agreements	–	380,055	–	–	380,055	–	–	–	–	380,055
Checking accounts, time deposits and other time liabilities	10,439,705	5,184,567	4,905,414	2,417,703	22,947,389	357,856	163,121	21,883	542,860	23,490,249
Financial derivatives contracts	–	422,749	427,825	951,684	1,802,258	1,253,280	1,180,948	3,154,168	5,588,396	7,390,654
Interbank borrowings	94	363,560	624,167	1,141,824	2,129,645	387,936	2,237	–	390,173	2,519,818
Issue debt instruments	–	285,159	759,519	1,044,674	2,089,352	2,394,850	2,042,292	2,974,229	7,411,371	9,500,723
Lease liabilities	–	–	–	26,061	26,061	45,978	36,393	50,062	132,433	158,494
Other financial liabilities	161,021	5,155	30,969	28,888	226,033	83	99	143	325	226,358
Subtotal	10,600,820	6,641,245	6,747,894	5,610,834	29,600,793	4,439,983	3,425,090	6,200,485	14,065,558	43,666,351
Contractual interest payments	10,473	148,731	267,994	1,727,401	2,154,599	1,720,990	1,653,500	3,101,084	6,475,574	8,630,173
Total	10,611,293	6,789,976	7,015,888	7,338,235	31,755,392	6,160,973	5,078,590	9,301,569	20,541,132	52,296,524

As of December 31, 2019, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Performance guarantee	144,364	544,370	899,437	312,559	22,292	1,923,022
Confirmed foreign letters of credit	25,491	1,808	11,306	31,587	-	70,192
Letters of credit issued	30,555	348	33,439	70,924	-	135,266
Pledges and other commercial commitments	30,357	9,009	317,824	94,561	-	451,751
Total other commercial commitments	230,767	555,535	1,262,006	509,631	22,292	2,580,231

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2018	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Obligations under repurchase agreements	-	48,545	-	-	48,545	-	-	-	-	48,545
Checking accounts, time deposits and other time liabilities	9,027,434	5,248,418	4,108,556	3,326,199	21,710,607	191,547	6,137	63,988	261,672	21,972,279
Financial derivatives contracts	-	131,378	120,361	349,551	601,290	495,789	471,185	949,464	1,916,438	2,517,728
Interbank borrowings	39,378	16,310	404,575	1,188,692	1,648,955	139,671	-	-	139,671	1,788,626
Issue debt instruments	-	71,465	39,267	745,830	856,562	2,431,849	1,549,743	3,277,079	7,258,671	8,115,233
Other financial liabilities	179,681	934	2,412	22,844	205,871	9,261	92	176	9,529	215,400
Subtotal	9,246,493	5,517,050	4,675,171	5,633,116	25,071,830	3,268,117	2,027,157	4,290,707	9,585,981	34,657,811
Contractual interest payments	4,918	82,292	158,760	812,920	1,058,890	1,156,262	1,110,918	1,537,385	3,804,565	4,863,456
Total	9,251,411	5,599,342	4,833,931	6,446,036	26,130,720	4,424,379	3,138,075	5,828,092	13,390,546	39,521,266

As of December 31, 2018, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Performance guarantee	663,642	188,147	905,554	163,506	33,356	1,954,205
Confirmed foreign letters of credit	3,842	9,128	33,177	10,891	-	57,038
Letters of credit issued	12,469	110,970	54,015	45,937	29	223,420
Pledges and other commercial commitments	22,128	63,230	41,637	6,628	-	133,623
Total other commercial commitments	702,081	371,475	1,034,383	226,962	33,385	2,368,286

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

Market risk management

The Bank’s internal management measure market risk based mainly on the procedures and standards of Banco Santander Spain, which are in turn based on an analysis of three principal components:

-	trading portfolio
-	local financial management portfolio
-	foreign financial management portfolio

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

The trading portfolio is comprised mainly of investments, valued at fair value, and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intent of selling them in the short term in order to benefit from short-term price fluctuations. The financial management portfolios include all the financial investments not considered a part of trading portfolio.

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

i.	apply the “Value at Risk” (VaR) techniques to measure interest rate risk,
ii.	adjust the trading portfolios to market and measure the daily income and loss from commercial activities,
iii.	compare the real VaR with the established limits,
iv.	establish procedures to prevent losses in excess of predetermined limits, and
v.	furnish information on the trading activities to the ALCO, other members of the Bank’s management, and the Global Risk Department of Banco Santander Spain.

The department’s functions in connection with financial management portfolios include the following:

i.	perform sensitivity simulations (as explained below) to measure interest rate risk for activities denominated in local currency and the potential losses forecasted by these simulations.
ii.	provide daily reports thereon to the ALCO, other members of the Bank’s management, and the Global Risk Department of Banco Santander Spain.

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

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2019, 2018 and 2017, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

The Bank uses the VaR estimates to provide a warning when the statistically estimated incurred losses in its trading portfolio would exceed prudent levels, and hence, there are certain predetermined limits.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

Limitations of the VaR model

When applying a calculation methodology, no assumptions are made regarding the probability distribution of the changes in the risk factors; the historically observed changes are used for the risk factors on which each position in the portfolio will be valued.

It is necessary to define a valuation function fj(xi) for each instrument, preferably the same one used to calculate the market value and income of the daily position, This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.

In addition, the VaR methodology should be interpreted taking into consideration the following limitations:

-	Changes in market rates and prices may not be independent and identically distributed random variables and may not have a normal distribution. In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

-	The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate. In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;

-	A 1-day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day, It would not be possible to liquidate or cover all the positions in a single day;

-	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

-	The use of a 99% level of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

-	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses,

We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. Also, a maximum VaR limit was established that can be applied over the trading portfolio. During the first nine months of the year, the VaR remained at low levels. However as of October 2019 there was more market volatility as a consequence of the social crisis the country faced and there were temporary VaR excesses given the increase in market volatility.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

The strategy to correct it was to decrease the foreign exchange and interest rate positions, which, in addition with a decrease in market volatility, caused the VaR for December 31, 2019 to be USD 4.7 million, below the total limit.

High, low and average levels for each component and year were as follows:

VaR	2019 USDMM	2018 USDMM
Consolidated:
High	15.78	5.23
Low	1.33	1.21
Average	3.06	2.01
Fixed-income investments:
High	9.77	2.54
Low	1.18	1.19
Average	2.33	1.71
Variable-income investments
High	-	0.01
Low	0.01	-
Average	-	-
Foreign currency investments
High	6.05	4.29
Low	0.10	0.09
Average	1.60	1.14

Market risk - local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure market risk for domestic and foreign currencies (not included in the trading portfolio). The Bank carries out a simulation of scenarios that will be calculated as the difference between current flows in the chosen scenario (curve with a parallel movement of 100 basis points (“bp”) in all its sections) and its value in the base scenario (current market). All positions in domestic currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0,57 which represents a change in the curve of 57 bp in all real rates and 100 bp in nominal rates. The same scenario is carried out for net positions in foreign currency and interest rates in USD, In addition, the Bank has established limits regarding maximum loss this kind of movement in interest rates can have over capital and net financial income budgeted for the year.

To establish the consolidated limit, we add the foreign currency limit to the domestic currency limit and multiple by 2 the sum of the multiplication of them together both for net financial loss limit as well as for the capital and reserves loss limit, using the following formula:

Consolidated limit = square root of a2 + b2 + 2ab

a: domestic currency limit

b: foreign currency limit

Since we assume the correlation is 0; 2ab = 0, 2ab = 0

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

Limitations of the sensitivity models

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

In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

-	The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

-	This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.

-	The model does not take into account the volume sensitivity which results from interest rate changes.

-	The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market risk – Financial management portfolio – December 31, 2019 and 2018

	2019		2018
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	100,000	275,000	48,000	192,001
High	32,719	273,473	43,742	189,725
Low	12,686	145,338	27,854	170,450
Average	24,719	228,772	37,569	180,972
Financial management portfolio – foreign currency (Th$US)
Loss limit	30	75	30	75
High	20	35	12	38
Low	5	1	4	(10)
Average	12	12	9	22
Financial management portfolio – consolidated (in MCh$)
Loss limit	100,000	275,000	48,000	192,002
High	34,462	271,989	45,492	192,848
Low	15,236	143,836	29,167	168,766
Average	27,918	227,303	38,908	182,557

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

Capital risk

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

The objectives in this connection include most notably:

●	To meet the internal capital and capital adequacy targets

●	To meet the regulatory requirements

●	To align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.)

●	To support the growth of the businesses and any strategic opportunities that may arise

The Group has a capital adequacy position that surpasses the levels required by regulations.

Capital management seeks to optimize value creation at the Bank an at its different business segment. The Bank continuously evaluates it risk-return ratios through its basic capital, effective net equity, economic capital and return on equity. With regard to capital adequacy, the Banks conducts its internal process based on the CMF standards (former SBIF) which are based on Basel Capital Accord (Basel I), Economic capital is the capital required to support all the risk of the business activity with a given solvency level.

Capital is managed according to the risk environment, the economic performance of Chile and the business cycle, Board may modify our current equity policies to address changes in the mentioned risk environment,

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$22,648 million or USD$30,3 million as of December 31, 2019) of paid-in capital and reserves, calculated in accordance with Chilean GAAP.

Capital adequacy requirement

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of total assets, net of required loan loss allowances. Regulatory capital and basic capital are calculated based on the consolidated financial statements prepared in accordance with the Compendium of Accounting Standards issued by the CMF (former SBIF) the Chilean regulatory agency. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2019, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 12,86% and our core capital ratio was 6,96%.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 38

RISK MANAGEMENT, continued

Regulatory capital is defined as the aggregate of:

●	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or basic capital;
●	its subordinated bonds, valued at their placement price (but decreasing by 20,0% for each year during the period commencing six years prior to maturity), for an amount up to 50,0% of its basic capital; and
●	its voluntary allowances for loan losses for an amount of up to 1,25% of risk weighted-assets,

The levels of basic capital and effective net equity at the close of each period are as follows:

			Ratio
	As of December 31,		As of December 31,
	2019	2018	2019	2018
	MCh$	MCh$	%	%
Basic capital	3,390,823	3,239,546	6.96	7.72
Regulatory capital	4,304,401	4,101,664	12.86	13.40

Risk Concentration

The Bank operates mainly in Chile, thus most of its financial instruments are concentrated in that country. See Note 38, credit risk to see concentration of the Bank’s loans and accounts receivable by industry above.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 39

NON CURRENT ASSETS HELD FOR SALE

Banco Santander has decided to implement its own acquisition network, therefore the Bank is in process to dispose-of the investment in the companies who provide such services. Accordingly, the Bank management is engaged in search plan for a buyer.

As required by IFRS 5, the Bank has reclassified to assets held for sale under the heading Other assets in the Consolidated Statement of Financial Position as of December 31, 2019 and in the same way it has presented in the income statements the effects associated with those investments as discontinued operations for all years presented.

The following investments in associates were classified to Other assets as assets held for sale:

		2019		2018	2017
As of December 31,	Participation	Assets	Income	Income	Income
	%	MCh$	MCh$	MCh$	MCh$
Transbank	25.00	19,093	1,442	3,118	2,024
Nexus (*)	1.94	357	136	368	442
Redbanc	33.43	2,944	121	285	353
Total		22,394	1,699	3,771	2,819

(*)	Remaining participation pending to sell at the end of the current year. See Note 40.

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 40

SUBSEQUENT EVENTS

Bond issuance and repurchase

On January 7, 2020 Banco Santander Chile placed a bond with a 5 year term for an amounted of U.S.$750 million under the Rule 144-A of Securities Exchange Commission of United States.

On January 21, 2020, the Bank placed a Subordinated bond for an amount of U.S.$200 million.

On February 4, 2020, the Bank placed a Senior bond for an amount of UF2,000,000.

The Bank has performed the following bond repurchases during 2020:

Date	UF	Date	Ch$
01-02-2020	375.000	01-13-2020	50.000.000
01-14-2020	131.000	01-14-2020	9.820.000.000
01-21-2020	171.000	01-15-2020	400.000.000
01-21-2020	181.000	01-21-2020	330.000.000
01-24-2020	2.000	01-22-2020	11.430.000.000
02-17-2020	15,000
02-17-2020	2,000
02-18-2020	50,000
02-18-2020	4,000
02-20-2020	350,000
02-20-2020	115,000
02-21-2020	57,000
02-21-2020	24,000
02-24-2020	10,000
02-24-2020	250,000

Investment in associated and affiliates

a.	Nexus

On January 22, 2020 Banco Itau-Corpbanca purchased the remaining shares held by Banco Santander in Nexus (79,577 shares), whit this, the sale process of Nexus has conclude. The investment in this company was classified as assets held for sale in June 2019.

b.	Santander Consumer S.A. (“Consumer”)

On January 7, 2020 at the Extraordinary Shareholders Meeting, the members agreed to modify the business structure of Santander Consumer Chile to a limited liability company (responsabilidad limitada), which will operate under the corporate name Santander Consumer Finance Limitada.

c.	Santander S.A. Sociedad Securitizadora

On January, 16, 2020, the company sent a “Material Fact” (Hecho Esencial) notifying that at the Extraordinary Shareholder Meeting held on January 15, 2020, the members agreed to modify the capital increase agreement dated on November 27, 2018, without changing the number of shares (280 ordinary registered shares, with a singles series and without nominal value).

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 40

SUBSEQUENT EVENTS, continued

New regulations

On January 27, 2020, Financial Market Commission (FMC) issued two papers draft for comments related to credit-risk weighted assets and capital buffer requirements for the framework of modernization of the Chilean Banking Law (LGB), in accordance with new Basel III requirements.

On February 24, 2020 was published in the “Diario official” Law 21,210 which will be effective from the first quarter of 2020. The modification includes changes to income tax law, VAT tax and Tax Code. The Bank is reviewing any potential impact on the implementation of the new tax regulations.

No other subsequent events to be disclose have occurred between January 1, 2020 and the authorization date of these financial statement (March 6, 2020).

JONATHAN COVARRUBIAS HERNANDEZ Chief Accounting Officer	MIGUEL MATA HUERTA Chief Executive Officer

Banco Santander-Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017