Form 20-F
period 2020-12-31
BANCO SANTANDER CHILE
filed 2021-02-26
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

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

____________________

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

Indicate by check mark whether the registrant has ﬁled a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over ﬁnancial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting ﬁrm that prepared or issued its audit report. ☒

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

____________________

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

You should understand that the following important factors, in addition to those discussed elsewhere in this Annual Report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

•	changes in economic conditions;

•	the monetary and interest rate policies of Central Bank (as defined below);

•	inflation;

•	deflation;

•	unemployment;

•	increases in defaults by our customers and impairment losses;

•	decreases in deposits;

•	customer loss or revenue loss;

•	unanticipated turbulence in interest rates;

•	movements in foreign exchange rates;

•	movements in equity prices or other rates or prices;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•	changes in Chilean and foreign laws and regulations;

•	changes in taxes;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	the adequacy of loss allowances;

•	technological changes;

•	changes in consumer spending and saving habits;

•	changes in demographics, consumer spending, investment or saving habits;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	changes in, or failure to comply with, banking regulations;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•	our ability to successfully market and sell additional services to our existing customers;

•	disruptions in client service;

•	damage to our reputation;

•	natural disasters;

•	implementation of new technologies;

•	the Group’s exposure to operational losses (e.g., failed internal or external processes, people and systems);

•	an inaccurate or ineffective client segmentation model; and

•	The COVID-19 pandemic or other pandemics.

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

This Annual Report contains our consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (the “Audited Consolidated Financial Statements”). Such Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, and have been audited by the independent registered public accounting firm PricewaterhouseCoopers Consultores Auditores SpA for the years ended December 31, 2020, 2019 and 2018. See page F-2 of the Audited Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 for the audit report issued by PricewaterhouseCoopers Consultores Auditores SpA. The Audited Consolidated Financial Statements have been prepared from accounting records maintained by the Bank and its subsidiaries.

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

At the end of each reporting period the Bank evaluates the impairment of the loan book. For December 31, 2020, 2019 and 2018 this has been assessed in accordance with IFRS 9 and for prior periods in accordance with IAS 39.

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

Unless otherwise indicated, all U.S. dollar amounts at any year end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2020 the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm was Ch$712.47, or 0.17% more than the observed exchange rate published by the Central Bank for such date of Ch$711.24 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso.

The U.S. dollar equivalent of one UF was U.S.$40.87 as of December 31, 2020, using the observed exchange rate reported by the Central Bank as of December 30, 2020 of Ch$711.24 per U.S.$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected historical financial information for Santander-Chile as of the dates and for each of the periods indicated. Financial information for Santander-Chile as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. In the F-pages of this Annual Report on Form 20-F, our audited financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 are presented. The audited financial statements for 2017 and 2016 are not included in this document, but they can be found in our previous Annual Reports on Form 20-F. These consolidated financial statements differ in some respects from our locally filed financial statements as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 prepared in accordance with Chilean Bank GAAP. See “Item 4. Information on the Company—Differences between IFRS and Chilean Bank GAAP.”

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

	As of and for the years ended December 31,
	2020	2020	2019	2018	2017	2016
	In U.S.$ thousands(1)		In Ch$ millions (2)
CONSOLIDATED STATEMENT OF INCOME DATA (IFRS)
Net interest income	2,237,074	1,593,848	1,416,964	1,414,368	1,326,691	1,281,366
Net fee and commission income	375,143	267,278	287,086	290,885	279,063	254,424
Financial transactions, net (3)	210,251	149,797	201,692	105,082	129,752	140,358
Other operating income	11,518	8,206	13,001	23,129	62,016	6,427
Net operating profit before provision for loan losses	2,833,985	2,019,129	1,918,743	1,833,464	1,797,522	1,682,575
Provision for loan losses	(671,276)	(478,264)	(323,311)	(317,408)	(302,255)	(342,083)
Net operating income	2,162,709	1,540,865	1,595,432	1,516,056	1,495,267	1,340,492
Total operating expenses	(1,188,808)	(846,990)	(801,890)	(754,314)	(778,950)	(756,041)
Operating income	973,901	693,875	793,542	761,742	716,317	584,451
Income from investments in associates and other companies (4)	1,948	1,388	1,146	1,324	1,144	3,012
Income before tax	975,849	695,263	794,688	763,066	717,461	587,463
Income tax expense	(200,055)	(142,533)	(175,074)	(167,144)	(145,031)	(109,031)
Income from continuing operations	775,794	552,730	619,614	595,922	572,430	478,432
Income from discontinued operations (4)	—	—	1,699	3,771	2,819	—
Net income for the year	775,794	552,730	621,313	599,693	575,249	478,432
Net income for the period attributable to: Equity holders of the Bank	768,613	547,614	619,091	595,333	562,801	476,067
Non-controlling interests	7,181	5,116	2,222	4,360	12,448	2,365
Net income attributable to Equity holders of the Bank per share	4.08	2.91	3.29	3.16	2.99	2.53
Net income attributable to Equity holders of the Bank per ADS	1,631	1,162.38	1,314.10	1,263.71	1,406.96	1,010.51
Weighted-average shares outstanding (in millions)	188,446	188,446	188,446	188,446.1	188,446.1	188,446.1
Weighted-average ADS outstanding (in millions)	471.1	471.1	471.1	471.1	471.1	471.1
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (IFRS)
Cash and deposits in banks	3,934,605	2,803,288	3,554,520	2,065,441	1,452,922	2,279,389
Cash items in process of collection	635,764	452,963	355,062	353,757	668,145	495,283
Investments under resale agreements	—	—	—	—	—	6,736
Financial derivative contracts	12,677,144	9,032,085	8,148,608	3,100,635	2,238,647	2,500,782
Trading investments			—	—	485,736	396,987
Interbank loans, net			—	—	162,213	268,672
Loans and accounts receivable from customers, net			—	—	26,772,544	26,147,154
Available-for-sale investments			—	—	2,574,546	3,388,906
Financial assets held for trading	187,682	133,718	270,204	77,041	—	—
Loans and account receivable at amortized cost	46,743,161	33,303,100	31,775,420	29,331,001	—	—
Loans and account receivable at fair value through other comprehensive income	97,311	69,331	66,065	68,588	—	—
Debt instrument at fair value through other comprehensive income	10,053,114	7,162,542	4,010,272	2,394,323	—	—
Equity instruments at fair value through other comprehensive income	769	548	482	483	—	—
Investments in associates and other companies	14,591	10,396	10,177	32,003	27,585	23,780
Intangible assets	115,846	82,537	73,389	66,923	63,219	58,085
Property, plant, and equipment	338,055	240,854	252,346	253,586	242,547	257,379
Rights of use assets	207,724	147,997	155,987	—	—	—
Current taxes	—	—	11,648	—	—	—
Deferred taxes	724,929	516,490	451,388	397,515	371,091	359,600
Other assets	2,452,558	1,747,374	1,439,146	991,216	764,410	847,272
TOTAL ASSETS	78,183,254	55,703,223	50,574,714	39,132,512	35,823,605	37,030,025
Deposits and other demand liabilities	20,437,202	14,560,893	10,297,432	8,741,417	7,768,166	7,539,315

	As of and for the years ended December 31,
	2020	2020	2019	2018	2017	2016
	In U.S.$ thousands(1)		In Ch$ millions (2)
Cash items in process of being cleared	507,574	361,631	198,248	163,043	486,726	288,473
Obligations under repurchase agreements	1,361,191	969,808	380,055	48,545	268,061	212,437
Time deposits and other time liabilities	14,852,262	10,581,791	13,192,817	13,067,819	11,913,945	13,151,709
Financial derivative contracts	12,658,301	9,018,660	7,390,654	2,517,728	2,139,488	2,292,161
Interbank borrowings	8,882,618	6,328,599	2,519,818	1,788,626	1,698,357	1,916,368
Issued debt instruments	11,515,119	8,204,177	9,500,723	8,115,233	7,093,653	7,326,372
Other financial liabilities	258,703	184,318	226,358	215,400	242,030	240,016
Obligation for lease contract	209,953	149,585	158,494	—	—	—
Current taxes	18,214	12,977	—	8,093	6,435	29,294
Deferred taxes	181,752	129,493	99,157	15,470	9,663	7,686
Provisions	464,109	330,664	326,130	305,271	303,798	292,210
Other liabilities	1,636,354	1,165,853	2,806,325	900,408	745,363	795,785
TOTAL LIABILITIES	72,983,352	51,998,449	47,096,211	35,887,053	32,675,685	34,091,826
Capital	1,251,004	891,303	891,303	891,303	891,303	891,303
Reserves	3,289,374	2,343,580	2,122,742	1,923,022	1,781,818	1,640,112
Valuation adjustments	(35,500)	(25,293)	(8,856)	11,352	(2,312)	6,640
Retained earnings	576,166	410,501	393,681	373,619	435,228	370,803
Attributable to Equity holders of the Bank	5,081,043	3,620,091	3,398,870	3,199,296	3,106,037	2,908,858
Non-controlling interest	118,858	84,683	79,633	46,163	41,883	29,341
TOTAL EQUITY (5)	5,199,902	3,704,774	3,478,503	3,245,459	3,147,920	2,938,199
TOTAL LIABILITIES AND EQUITY	78,183,254	55,703,223	50,574,714	39,132,512	35,823,605	37,030,025

	As of and for the years ended December 31,
	2020	2019	2018	2017	2016
CONSOLIDATED RATIOS
(IFRS)
Profitability and performance:
Net interest margin (6)	3.8%	4.0%	4.3%	4.3%	4.3%
Return on average total assets (7)	1.0%	1.4%	1.6%	1.6%	1.4%
Return on average equity (8)	14.8%	18.0%	18.4%	19.2%	16.8%

Capital:
Average equity as a percentage of average total assets (9)	6.7%	8.0%	8.8%	8.5%	8.1%
Total liabilities as a multiple of equity (10)	14.0	13.5	11.1	10.4	11.6
Credit Quality:
Non-performing loans as a percentage of total loans (11)	1.4%	2.1%	2.1%	2.3%	2.1%
Allowance for loan losses as percentage of total loans(12)	3.0%	2.7%	2.9%	2.9%	2.9%
Operating Ratios:
Operating expenses /operating revenue (13)	41.9%	41.8%	41.1%	43.3%	44.9%
Operating expenses /average total assets	1.4%	1.9%	2.0%	2.3%	2.1%
OTHER DATA
CPI Inflation Rate (14)	3.0%	3.0%	2.6%	2.3%	2.7%
Revaluation (devaluation) rate (Ch$/U.S.$) at year end (14)	4.5%	(7.1%)	(13.1%)	7.8%	5.7%
Number of employees at period end	10,470	11,200	11,305	11,068	11,354
Number of branches and offices at period end	358	377	380	385	423

____________________

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2020 have been translated from Chilean pesos at the interbank market exchange rate of Ch$712.47 = U.S.$1.00 as of December 31, 2020 based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. Per share data in US$ is not in thousands.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(3)	Net income (expense) from financial operations and net foreign exchange gain.

(4)	In 2019 Banco Santander sold its investments in Redbanc S.A., Transbank S.A. and Nexus S.A. in accordance with IFRS 5 and reclassified and presented these investments in Other Assets classified as held for sale separate from the rest of the investments in associates and presented the effects in the income statement as discontinued operations. See “Note 39- Non-current assets held for sale”.

(5)	Total equity includes equity attributable to equity holders of the Bank plus non-controlling interests.

(6)	Net interest income divided by average interest earning assets (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”).

(7)	Net income for the year divided by average total assets (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”).

(8)	Net income for the year divided by average equity (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).

(9)	This ratio is calculated using total average equity (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”) including non-controlling interest.

(10)	Total liabilities divided by equity.

(11)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due. Total loans in 2020, 2019 and 2018 corresponds to loans at amortized cost.

(12)	Allowance for loan losses as of December 31, 2020, 2019 and 2018 corresponds to allowances for loans at fair value through other comprehensive income at amortized cost according to IFRS 9. Prior periods are in accordance with IAS 39.

(13)	The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange gain, net and other operating income.

(14)	Based on information published by the Central Bank.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2020 dividend must be proposed and approved during the first four months of 2021. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

Under the General Banking Law, a bank must distribute cash dividends in respect of any fiscal year in an amount equal to at least 30% of its net income for that year, if the dividend does not result in the infringement of minimum capital requirements. The balances of our distributable net income are generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

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

The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ millions (1)	Dividend U.S.$ millions (2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)	% over earnings (6)
2017	330,646	500.9	1.75	1.06	70	69
2018	423,611	705.3	2.25	1.50	75	75
2019	355,141	531.5	1.88	1.13	60	60
2020 (7)	331,256	430.8	1.76	0.91	60	54

____________________

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Dividend in U.S.$ million divided by the number of ADS, which was calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP. This is the payment ratio determined by shareholders.

(6)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under IFRS.

(7)	In 2020, shareholders of the Bank approved the distribution of 30% of the 2019 net income attributable to shareholders under Chilean Bank GAAP on April 30, 2020. This amounted to Ch$ 165,627 million (US$ 198.0 million using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting) or Ch$ 0.88 per share (US$ per ADR 0.49). In the Extraordinary Shareholders Meeting held on November 26, 2020, a further 30% of the 2019 earnings was approved.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risk factors, which should be read in conjunction with all the other information presented in this Annual Report. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition. The following risk factors have been grouped as follows:

(a)	Risk Factors in respect of Santander-Chile;

(b)	Risk Factors in respect of Chile;

(c)	Risk Factors in respect of our Controlling Shareholder and our ADSs; and

(d)	General Risk Factors.

The risk factors in respect of Santander-Chile are presented in the following subcategories depending on their nature:

(a)	Macro-economic Risks;

(b)	Competitive Risks;

(c)	Operational Risks;

(d)	Financial Risks; and

(e)	Legal and Regulatory Risks.

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

•	Our operations and results have been negatively impacted by the coronavirus outbreak.

•	We are vulnerable to disruptions and volatility in the global financial markets.

•	The growth rate of our loan portfolio may be affected by economic turmoil, which could also lead to a contraction in our loan portfolio.

•	Our operations and results may be negatively affected by earthquakes due to the location of Chile in a highly seismic area.

•	Climate change can create transition risks, physical risks, and other risks that could adversely affect us.

•	Increased competition, including from non-traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results of operations.

•	Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our clients.

•	The growth of our loan portfolio may expose us to increased loan losses. Our exposure to individuals and small and mid-sized businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

•	Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

•	Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

•	Risks relating to cybersecurity, data collection, processing and storage systems and security are inherent in our business.

•	Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

•	We may not effectively manage risks associated with the replacement of benchmark indices.

•	Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

•	Our financial results are constantly exposed to market risk. We are subject to fluctuations in inflation, interest rates and other market risks, which may materially and adversely affect us and our profitability.

•	We are subject to counterparty risk in our banking business.

•	Liquidity and funding risks are inherent in our business and could have a material adverse effect on our results, our costs of funds and our credit ratings.

•	We are subject to regulatory capital and liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

•	We are subject to regulatory risk, or the risk of not being able to meet all of the applicable regulatory requirements and guidelines.

•	Changes to the pension fund system may affect the funding mix of the Bank

•	We may not be able to detect or prevent money laundering and other financial crime activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

•	We are exposed to risk of loss from legal and regulatory proceedings.

•	Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the referendum on Chile’s constitution could adversely impact the Bank’s business

•	Our growth, asset quality and profitability may be adversely affected by macroeconomic and political conditions in Chile.

•	Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

•	Our controlling shareholder has a great deal of influence over our business and its interests could conflict with yours.

•	Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange (“NYSE”), limiting the protections afforded to investors.

•	As a holder of ADSs you will have different shareholders’ rights than in the United States and certain other jurisdictions.

•	Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

RISK FACTORS IN RESPECT OF SANTANDER-CHILE

Macro-Economic Risks

Our operations and results have been negatively impacted by the coronavirus outbreak, which we expect will have a continued and potentially material adverse effect on our business and results of operations for as long as the pandemic is ongoing.

Since December 2019, a novel strain of coronavirus (COVID-19) has spread around the world, including Chile. On March 18, 2020, the Chilean government declared a state of emergency and on March 19, 2020, the government ordered the suspension of all non-essential activities and a mandatory quarantine in neighborhoods with a high concentration of cases. Since that date different areas of Chile have come in and out of different levels of quarantine. These measures and similar measures have caused significant disruption of regional and global economic activity. These quarantines led to the closure of approximately 20% of our branches at the peak of the pandemic. As of December 31, 2020, 41 of our branches remained closed due to the pandemic. For the remaining of the open branches, we have instituted strict sanitary protocols and restrictions on the number of customers and personnel that can be in any individual branch at a time. As of December 31, 2020, 20% of the Bank’s central office workforce had returned to work at our headquarters, while the rest remain working remotely.

Preliminary economic figures for 2020 published by the Chilean Central Bank have shown a significant impact of the pandemic on economic activity. GDP is expected to fall by 5-6% in 2020 and as of December 2020 the unemployment rate was at 10.2%. We expect there to be an improvement in economic growth in 2021, but the risk of a second wave of the coronavirus will still be a threat in 2021.

In Chile, the industries and sectors that have been most impacted have been hotels, casinos, tourism, restaurants and airlines. As of December 31, 2020, our loan exposures to these industries totaled approximately 1.1% of its loan book. In addition, during this time, we have seen increased demand for commercial loans and an increase in the number of clients opting to defer loan payments as permitted by the terms of their loan agreements.

The Chilean government has also announced a series of measures to support lending. The largest measures were to provide an additional US$3 billion to the Guarantee Fund for Small Companies (Fogape), a state fund that guarantees loans, leases and other credits provided to small businesses, extend Fogape’s coverage to companies with annual sales of up to UF 1 million (US$34 million) and further amend the rules and regulations governing Fogape to encourage banks to provide lending to small businesses. Under Fogape’s new regulations, domestic banks, including us, may provide loans with preferential interest rates monetary policy rate (MPR) to the MPR plus 3% and terms of up to 48 months to eligible companies in an aggregate amount equal to up to 3 months of a company’s sales and receive a guarantee from Fogape of between 60% and 85% of each loan. Any recovery of all or a portion of a non-performing loan will first be used to satisfy the non-guaranteed portion of the principal amount of the loan as well as legal fees, followed by the amount of the guarantee provided by Fogape and lastly any accrued and unpaid interest and fees. In order to receive the guarantee from Fogape, such loans must have a 6-month grace period before a company must begin repaying the loan. In addition, companies that receive loans guaranteed by Fogape pursuant to these new regulations will be entitled to defer loan payments for a period of 6 months.

In February 2021, the government approved the FOGAPE 2.0 program. The maximum rate will be set at a monthly rate of TPM (overnight rate) plus 0.6%, implying an annual rate of 7.2%. The focus at this time will be to direct the loans for SMEs investments and not only for working capital needs.

Although we have received guarantees from Fogape for a portion of the Fogape loans we have granted, if our clients default on their payment obligations under these loans when they become due, or they otherwise fail to timely comply with their obligations under these loans, this will result in higher levels of non-performing loans in the future and require the recognition of additional allowances for loan losses. Moreover, we must share with Fogape a portion of any recovery made on non-performing loans guaranteed by Fogape. In addition, all other loans previously disbursed to a client from the same bank from which they receive the FOGAPE loan will also be granted a 6-month grace period for repayment. If our clients default on their obligations under these loans, which are not guaranteed by Fogape, when such grace period ends, it could result in higher levels of non-performing loans in the future and require the recognition of additional allowances for loan losses.

As of December 31, 2020, we had approved Ch$2.1 trillion of Fogape loans to our SME and Middle-market clients. In December 2020 the first installments for approximately 50% of FOGAPE loans came due with an initial repayment rate of 99.6%. Despite these positive figures, we cannot assure that these repayment trends will continue in the future and a greater extension of the COVID-19 pandemic could signify a greater deterioration of the payment ability of our clients with a FOGAPE loan.

The FMC has also issued regulations regarding the granting of grace periods for mortgages, consumer loans and commercial loans that have been affected by the COVID-19 pandemic as follows:

Additionally, we provided grace periods for our consumer portfolio for up to 3 months, our mortgage portfolio for up to 6 months, and commercial loans up to 6 months to debtors who were 0-30 days overdue as of March 31,2020. As of December 31, 2020, we had provided a grace period according to the guidelines established by our regulator for Ch$9.1 trillion of our loans. Below is a breakdown of repayment behavior at the close of 2020:

Covid-19 measures	As of December 31, 2020
MCh$
Payment holiday	9,098,028
Payment holiday – current	734,986
Payment holiday - expired	8,363,042

The Bank is closely monitoring payment behavior once payment holidays have expired. As of December 31, 2020, Ch$8,241,191 million corresponds to clients who are servicing their debt properly, and Ch$121,850 million defaulted or requested additional extensions.

Despite this favorable evolution of asset quality, there is still risk of an increase in the NPL ratio in 2021 as these grace periods continue to expire and as access to pension fund withdrawals is no longer available. In addition, the impact on allowance for loan losses is currently uncertain as it is highly dependent on the duration of the COVID-19 pandemic, the extent and length of the economic downturn and the rules and regulations put in place to combat the COVID-19 pandemic and its effects in the future.

Chile is currently rolling out a massive vaccination process, which officially began February 3, 2021, beginning with the riskiest segments such as health workers and the elderly. Each week it will include a broader segment of the population, trickling down to those that have close contact with people in their work. Chile has requested vaccines from all major laboratories. The target is to have 5 million people vaccinated by the end of March 2021, and 13 million by the end of June 2021, which accounts for 80% of the objective population.

The extent to which the COVID-19 pandemic impacts our results will depend on the duration of the pandemic and the level of continued disruption to Chilean, regional and global economic activity, which is impossible to predict at this time. Future developments with respect to the COVID-19 pandemic are highly uncertain and new information may emerge concerning the severity of the COVID-19 pandemic and the actions taken to contain it. Furthermore, there are no indications the Chilean government will continue providing loan support programs or other forms of relief or assistance for private sector entities such as us. If the pandemic continues and further government programs are not initiated, or the ones in place are not effective, this could have a material adverse effect on us.

Latam Airlines’ bankruptcy may have a material adverse effect on our business.

On May 26, 2020, Latam Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States filed for Chapter 11 bankruptcy in the United States. In Latam’s filings with bankruptcy court, we were identified as having one of Latam’s 40 largest unsecured claims. This claim is for the frequent flier mileage program we and Latam operate, through which holders of ours and Latam’s co-branded credit card accumulate airline miles with each spend on their credit card. The Bank’s balance sheet as of December 31, 2020, included a pre-paid expense for miles acquired under this program valued at Ch$372,544 billion (US$523 million) in Other Assets.

Latam and its affiliates will be able to continue flying during the pendency of its Chapter 11 bankruptcy case. In initial hearings held on May 28, 2020 under the Chapter 11 restructuring process, Latam’s motion to continue honoring its mileage program was approved. As of the date hereof, the Bank does not see the need to re-value or recognize an impairment for this pre-paid expense. However, such assets may become impaired in the future as a result of the bankruptcy proceedings and we cannot assure that at a future date the restructuring process being carried out by Latam Airlines will not have a material adverse effect on our business.

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

In particular, we face, among others, the following risks related to an economic downturn:

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

Additionally, uncertainty in relation to the United States trade policy, especially with respect to China, has generated volatility in the global capital and currency markets.

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

Climate change may imply three primary drivers of financial risk that could adversely affect us:

•	Transition risks associated with the move to a low-carbon economy, both at idiosyncratic and systemic levels, such as through policy, regulatory and technological changes.

•	Physical risks related to extreme weather impacts and longer term trends, which could result in financial losses that could impair asset values and the creditworthiness of our customers.

•	Liability risks derived from parties who may suffer losses from the effects of climate change and may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders.

These primary drivers could materialize, among others, in the following financial risks, including the following:

•	Credit risks: Physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts. Central Chile is currently enduring the longest drought of its recent history.

•	Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation.

•	Operational risks: Severe weather events could directly impact business continuity and operations both of customers and ours.

•	Reputational risk could also arise from shifting sentiment among customers and increasing attention and scrutiny from other stakeholders (investors, regulators, etc.) on our response to climate change.

Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

Competitive Risks

Increased competition, including from non-traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results of operations.

We face substantial competition in all parts of our business, including in payments, in originating loans and in attracting deposits. The competition in originating loans comes principally from other domestic and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans.

The Chilean market for financial services is highly competitive. We compete with other private sector Chilean and non-Chilean banks, with Banco del Estado de Chile, the principal government-owned sector bank, with department stores and with larger supermarket chains that make consumer loans and sell other financial products to a large portion of the Chilean population. The lower to middle-income segments of the Chilean population and the small- and mid- sized corporate segments have become the target markets of several banks and competition in these segments may increase. In addition, there has been a trend towards consolidation in the Chilean banking industry in recent years, which has created larger and stronger banks with which we must now compete. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. We also face competition from non-bank (such as department stores, insurance companies, cajas de compensación and cooperativas) and non-finance competitors (principally department stores, auto-lenders and larger supermarket chains) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring, automobile finance and brokerage companies, with respect to department stores (for some credit products), and from mutual fund and pension fund management companies and insurance companies.

Non-traditional providers of banking services, such as Internet-based e-commerce providers, mobile telephone companies and Internet search engines may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing.

New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business. Furthermore, the widespread adoption of new technologies, including distributed ledger, artificial intelligence and/or biometrics, to provide services such as cryptocurrencies and payments, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our Internet and mobile banking capabilities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Such new technologies and mobile banking platforms in recent years could negatively impact the value of our investments in bank premises, equipment and personnel for our branch network.

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

In particular, we face the challenge to compete in an ecosystem where the relationship with the consumer is based on access to digital data and interactions. This access is increasingly dominated by digital platforms who are already eroding our results in very relevant markets such as payments. This privileged access to data can be used as a leverage to compete with us in other adjacent markets and may reduce our operations and margins in core businesses such as lending or wealth management. The alliances that our competitors are starting to build with Bigtechs can make it more difficult for us to successfully compete with them and could adversely affect us.

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

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our clients and our ability to offer products and services that meet the customers’ needs during the whole life cycle of the products or services, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to offer products and services that meet the customers’ needs during all their life cycle. However, our clients’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence client behavior. If we cannot respond in a timely fashion to the changing needs of our clients, we may lose clients, which could in turn materially and adversely affect us. In addition, the cost of developing products is likely to affect our results of operations.

As we expand the range of our products and services, some of which may be at an early stage of development in the markets of certain regions where we operate, we will be exposed to new and potentially increasingly complex risks, such as the conduct risk in the relationship with customers, and development expenses. Our employees and our risk management systems, as well as our experience and that of our partners may not be sufficient to enable us to properly manage such risks. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

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

Operational Risks

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

The fees and commissions that we earn from the different banking and other financial services that we provide represent a significant source of our revenues. Regulatory changes that modify the fees we may charge could adversely affect our fee and commission income.

A portion of the Bank’s fee income is derived from brokerage of mutual funds, stocks and bonds and a market downturn could result in significantly lower fees from these sources. Banco Santander Chile sold its asset management business in 2013 and signed a management service agreement for a 10 year-period with the acquirer of this business in which we sell asset management funds on their behalf. Therefore, even in the absence of a market downturn, below-market performance by the mutual funds of the firm we broker for may result in a reduction in revenue we receive from selling asset management funds and adversely affect our results of operations.

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

Retail customers represent 70.5% of the value of the total loan portfolio at amortized cost as of December 31, 2020. As part of our business strategy, we seek to increase lending and other services to retail clients, which are more likely to be adversely affected by downturns in the Chilean economy. In addition, as of December 31, 2020, our residential mortgage loan portfolio totaled Ch$12,411,825 million, representing 36.1% of our total loans. See “Note 9— Loans and Account Receivable at Amortized Cost –under IFRS 9” in our Audited Consolidated Financial Statements for a description and presentation of our residential mortgage loan portfolio. If the economy and real estate market in Chile experience a significant downturn, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past-due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

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

Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or the use of such information for purposes for which it was not designed. If existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. Any of these factors could have a material adverse effect on our reputation, operating results, financial condition and prospects.

As a retail bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgement on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system.

Some of the models and other analytical and judgement-based estimations we use in managing risks are subject to review by, and require the approval of, our regulators. If models do not comply with all their expectations, our regulators may require us to make changes to such models, may approve them with additional capital requirements or we may be precluded from using them. Any of these possible situations could limit our ability to expand our businesses or have a material impact on our financial results.

Failure to effectively implement, consistently monitor or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile.

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the FMC, the Directorio de Información Comercial (Dicom), a Chilean nationwide credit bureau, and other sources. Due to limitations in the availability of information and the developing information infrastructure in Chile, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems will collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we will have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our loan loss allowances may be materially adversely affected.

Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. We would also be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments or a reduction in prepayment fees could have a material adverse effect on us. The Chilean government is presently analyzing an initiative to reduce or limit prepayment fees and the Bank does not yet have an estimate of the potential impact of such initiatives. We cannot assure you that this change or any future regulatory changes related to prepayment fees will not have a material impact on our business.

Teleworking may cause disruptions to our business.

On March 24, 2020, Law No. 21,220 (the “Teleworking Law”), which regulates the employment conditions of remote workers and teleworkers, became effective in Chile. The Teleworking Law creates a number of obligations for employers with regards to remote workers and teleworkers that may have an impact on those companies where employees are permitted to work from home or from a place other than such company’s offices.

For companies permitting remote or teleworking, the company and the employee must sign a teleworking or distance working agreement at the beginning of the employee’s working relationship with the company or at any time during the employee’s employment when remote or teleworking options are provided to such employee. The Teleworking Law also establishes a certain flexibility regarding working hours for teleworkers, providing the possibility for the parties to establish total weekly working hours, which can be distributed by the employee according to his or her convenience, when by the nature of his or her services he or she must be subject to working hours. In addition, the Teleworking Law provides employees that have signed a distance working agreement with a disconnection right, according to which the employee has the right to disconnect from work and not receive communications from the employer for a period of 12 hours in a 24-hour period.

According to the Teleworking Law, employers also have additional obligations, such as (i) to provide employees with the necessary working tools to carry out their functions at a distance, (ii) to pay the costs of operation, functioning, maintenance and repair of the elements necessary for the provision of the services remotely, which includes internet and electricity, and (iii) in the case of employees subject to working hours, to implement an attendance register system authorized by the Labor Board (Dirección del Trabajo), compatible with teleworking.

As of December 31, 2020, 2,015 employees were working under the terms of the Teleworking Law. The new obligations set out in the Teleworking Law may lead to a material increase in our labor costs. Moreover, we cannot assure you that this change or any future regulatory changes related to telework or working conditions will not have a material impact on its business.

If we are unable to manage the growth of our operations or to integrate successfully our inorganic growth, this could have an adverse impact on our profitability.

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

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner or any failure to successfully implement new cybersecurity and data privacy regulations could have a material adverse effect on us.

Our ability to remain competitive depends in part on our ability to upgrade our information technology on a timely and cost-effective basis. We must continually make significant investments in and improvements to our information technology infrastructure in order to meet the needs of our customers. We cannot assure you that in the future we will be able to maintain the level of capital expenditures necessary to support the continuous improvement and upgrading of our information technology infrastructure. To the extent we are dependent on any particular technology or technological solution, we may be harmed if such technology or technological solution becomes non-compliant with existing industry standards, fails to meet or exceeds the capabilities of our competitors’ equivalent technologies or technological solutions, becomes increasingly expensive to service, retain and update, becomes subject to third party claims of intellectual property infringement, misappropriation or other violation, or malfunctions or functions in a way we did not anticipate. Additionally, new technologies and technological solutions are continually being released. As such, it is difficult to predict the problems we may encounter in improving our technologies’ functionality. There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely and cost-efficient manner could have a material adverse effect on us.

In addition, several new and proposed laws, directives and regulations are defining how to manage cybersecurity and data protection risks, including with respect to the data breach reporting requirements and supervisory processes, among others. These regulations are quite fragmented in terms of definitions, scope and applicability. A failure to successfully implement all or some of these new local, state, national and international regulations, which in some cases have severe sanctions regimes, could have a material adverse effect on us.

Risks relating to data collection, processing and storage systems and security are inherent in our business.

Like other financial institutions, we receive, manage, process, hold and transmit proprietary and sensitive or confidential information, including personal information of customers and employees in the conduct of our banking operations, as well as a large number of assets. Accordingly, our business depends on our ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential or sensitive personal data and other information using our computer systems and networks or those of our third party vendors. The proper and secure functioning of our financial controls, accounting and other data collection and processing systems is critical to our business and to our ability to compete effectively.

Cybersecurity incidents and data losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events or actors that interrupt normal business operations. We also face the risk that the design of our cybersecurity controls and procedures prove to be inadequate or are circumvented such that our data and/or client records are incomplete, not recoverable or not securely stored. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products, could produce customer claims and could materially and adversely affect us.

Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, storage and transmission capabilities to prevent against information security risk, we routinely manage personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber-attacks or subject to other information security incidents or breaches. This is especially applicable in the current response to the COVID-19 pandemic and the shift we have experienced in having a significant part of our employees working from their homes for the time being, as our employees access our secure networks through their home networks. If we cannot maintain an effective and secure electronic data and information, management and processing systems or if we fail to maintain complete physical and electronic records, this could result in disruptions to our operations, claims from customers, regulators, employees and other parties, violations of applicable privacy and other laws, regulatory sanctions and serious reputational and financial harm to us.

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure, data and information from misappropriation or corruption, but our and our third-party vendors’ systems, software and networks nevertheless may be vulnerable to disruptions and failures caused by unauthorized access or misuse, computer viruses, disability devices, phishing attacks or other malicious code, fire, power loss, telecommunications failures, employee misconduct, human error, computer hackers, and other events that could have a security impact on us. An interception loss, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, employee, vendor, service provider, counterparty or other third party could result in legal liability, regulatory action, reputational harm and financial loss. There can be no absolute assurance that we will not suffer material losses from operational risks in the future, including those relating to any security breaches.

We have seen in recent years computer systems of companies and organizations being increasingly targeted, and the techniques used to obtain unauthorized, improper or illegal access to information technology systems have become increasingly complex and sophisticated. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including not only cyber criminals, but also activists and rogue states. We have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could disrupt our electronic systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers or other affected individuals. If we fail to effectively manage our cybersecurity risk by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects, including through the payment of customer compensation or other damages, litigation expenses, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be impacted by cyber-attacks against national critical infrastructures of the countries where we operate, such as the telecommunications networks. Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack. For further information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—2. Non-financial risks—Cyber-security and data security plans.”

Although we have procedures and controls in place to safeguard personal and other confidential or sensitive information in our possession, unauthorized access or disclosures could subject us to legal actions and administrative sanctions as well as damages and reputational harm that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from employees’ potential non-compliance with policies, misconduct, negligence or fraud, which could result in regulatory sanctions and serious reputational and financial harm. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. In addition, we may be required to report events related to information security issues, events where customer information may be compromised, unauthorized access to our systems and other security breaches, to the relevant regulatory authorities.

Modifications to Law 20,009 were passed in 2020 that modified the scope of responsibility for users and issuers when a client’s cards and/or online payment or transfer user information are lost, stolen or fraudulently used (including through hacking and cloning). Cardholders are obligated to notify the bank through an easily accessible channel when their cards have been lost, stolen, or fraudulently used. For those transactions realized prior to the notice of loss or theft of a credit card, the cardholder must also notify the issuer of all of the unauthorized transactions in the same notice or up to five business days following the original notification. In cases of fraud, the user will not be responsible for the transactions that they did not authorize, and which were made prior to the fraud notification within the 30 calendar days following the issuance of said notice. In these cases, issuers are responsible for assuming these costs or must demonstrate that the transaction was in fact authorized by the owner or user of the credit card. The law also considers increasing fines and jail time for those committing theft or fraud with credit cards, which must be legally pursued by the card issuer.

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

Third party vendors and certain affiliated companies provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, Internet connections and network access. Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction. In addition, any problems caused by these third parties or affiliated companies, including as a result of them not providing us their services for any reason, or performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise conduct our business, which could lead to reputational damage and regulatory investigations and intervention. Replacing these third party vendors could also entail significant delays and expense. Further, the operational and regulatory risk we face as a result of these arrangements may be increased to the extent that we restructure such arrangements. Any restructuring could involve significant expense to us and entail significant delivery and execution risks, which could have a material adverse effect on our business, operations and financial condition.

Damage to our reputation could cause harm to our business prospects.

Maintaining a positive reputation is critical to protect our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, dealing with sectors that are not well perceived by the public (weapons industries or embargoed countries, for example), dealing with customers in sanctions lists, rating downgrades, significant variations in our share price throughout the year, compliance failures, unethical behavior, and the activities of customers and counterparties, including activities that negatively affect the environment. Further, negative publicity regarding us may result in harm to our prospects.

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

Financial Risks

We may not effectively manage risks associated with the replacement or reform of benchmark indices.

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

Any of the benchmark reforms that have been proposed or implemented, or the general increased regulatory scrutiny of benchmarks, could also increase the costs and risks of administering or otherwise participating in the setting of benchmarks and complying with regulations or requirements relating to benchmarks. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain benchmarks, trigger changes in the rules or methodologies used in certain benchmarks or lead to the disappearance of certain benchmarks.

Any of these developments, and any future initiatives to regulate, reform or change the administration of benchmarks, could result in adverse consequences to the return on, value of and market for loans, mortgages, securities, derivatives and other financial instruments whose returns are linked to any such benchmark, including those issued, funded or held by Banco Santander.

Various regulators, industry bodies and other market participants in the U.S. and other countries have worked to develop, introduce and encourage the use of alternative rates to replace certain benchmarks. A transition away from the widespread use of certain benchmarks to alternative rates has begun and will continue over the course of the next few years. There is no assurance that these new rates will be accepted or widely used by market participants, or that the characteristics of any of these new rates will be similar to, or produce the economic equivalent of, the benchmarks that they seek to replace. If a particular benchmark were to be discontinued and an alternative rate has not been successfully introduced to replace that benchmark, this could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities, all of which could have adverse effects on Banco Santander’s results of operations. In addition, the transition of a particular benchmark to a replacement rate could affect hedge accounting relationships between financial instruments linked to that benchmark and any related derivatives, which could adversely affect Banco Santander’s results.

In December 2020, the ICB Benchmark Administration Limited (IBA) published a consultation about its intention to stop publishing LIBOR rates in currencies other than USD since December 31, 2021, and all other LIBOR in USD since June 30, 2023.

The Bank is working in a “transition program” focused mainly in:

i.	Identifying the risks associated with the transition and defining mitigation actions

ii.	Developing products referenced to the proposed replacement rates

iii.	Developing a transition process, through the renegotiation of existing contracts referenced to LIBOR

At December 31, 2020, the exposures of financial assets and liabilities impacted by the IBOR reform are presented below:

Loans and advances	Deposits	Debt instruments	Financial derivative contracts (Assets)	Financial derivative contracts (Liabilities)
Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
362,331	582,979	200,301	614,035	483,789

Furthermore, the European Money Market Institute (EMMI) announced the discontinuation of the EONIA after January 3, 2022 and that from October 2, 2019 until its total discontinuation it will be replaced by the €STR plus a spread of 8.5 basis points. Many unresolved issues remain, such as the timing of the successor benchmarks, introduction and the transition of a particular benchmark to a replacement rate, which could result in wide spread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities. These and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for the Group. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk of a decrease in revenues of products linked to indices that will be replaced; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period, and (vii) litigation risks regarding our existing products and services, which could adversely impact our profitability. The replacement benchmarks and their transition path have been defined, but the mechanisms for implementation are under development. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in Chile’s, our controlling shareholders or our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations.

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

During 2020, as a result of the social unrest in Chile and the COVID-19 pandemic, Standard and Poor’s Ratings Services (“S&P”) and Moody’s revised the Republic of Chile and Bank’s credit ratings to a negative outlook.

Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative and other contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market some of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or terminate such contracts or require the posting of collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

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

There can be no assurance that the rating agencies will maintain the current ratings or outlooks. In general, the future evolution of Santander’s ratings will be linked, to a large extent, to the impact of the COVID-19 pandemic (including, for example, a second wave, new lockdowns, etc.) on the macro outlook of our asset quality, profitability and capital. Failure to maintain favorable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads, including as a result of the COVID-19 pandemic. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgements and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including as a result of the COVID-19 pandemic and macroeconomic factors affecting Chile’s economy. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. Natural disasters such as earthquakes and floods may cause widespread damage, which could impair the asset quality of our loan portfolio and could have an adverse impact on Chile’s economy. The real estate market is particularly vulnerable in the current economic climate and this may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

At December 31, 2020, 44% of our loans and advances to customers have property collateral while 21% have other types of collateral (securities, pledges and others).

In addition, auto industry technology changes, accelerated by environmental rules, could affect our auto consumer business in Chile, particularly residual values of leased vehicles, which could have a material adverse effect on our operating results, financial condition and prospects.

The credit quality of our loan portfolio may deteriorate, and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Chile or in global economic and political conditions, including as a result of the COVID-19 pandemic. In response to the COVID-19 pandemic, with the purpose of helping our customers from the credit perspective and foster their economic resilience, we have implemented several actions, including (i) providing liquidity and credit facilities to customers facing hardship; (ii) granting BBpayment deferrals in outstanding loans under the EBA Guidelines on moratoria; (iii) focus credit risk management on those economic sectors more affected by the pandemic; (iv) focus on the collections & recoveries readiness across the Group; and (v) quantifying the provisions overlay on the expected credit losses as a result of the macroeconomic shock. If we were unable to control the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

As of December 31, 2020, our non-performing loans were Ch$486,435 million, and the ratio of our non-performing loans to total loans was 1.4%. As of December 31, 2020, our allowance for loan losses was Ch$1,036,793 million, and the ratio of our allowance for loan losses to total loans was 3.0%. For additional information on our asset quality, see “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no infallible method for predicting loan and credit losses, we cannot assure you that our current or future loan loss and reserves will be sufficient to cover actual losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our loan loss reserves, which may adversely affect us. Additionally, in calculating our loan loss reserves, we employ qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete.

Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us and our profitability.

The COVID-19 pandemic has caused high market volatility, which may materially and adversely affect us and our trading and banking book.

Market risk refers to the probability of variations in our interest income / (charge) or in the market value of our assets and liabilities due to volatility of interest rate, inflation, exchange rate or equity price. Changes in interest rates affect the following areas, among others, of our business:

•	interest income / (charges);

•	the volume of loans originated;

•	credit spreads;

•	the market value of our securities holdings;

•	the value of our loans and deposits; and

•	the value of our derivatives transactions.

Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, the reserve policies of the Central Bank, deregulation of the financial sector in Chile, monetary policies and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby affecting our interest income / (charges), which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future (which, in turn, will impact our results).

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

While it would likely decrease funding costs, if interest rates decrease, the income we receive from our investments in securities and loans with similar maturities could be adversely affected. In addition, we may also experience increased delinquencies in a low interest rate environment when such an environment is accompanied by high unemployment and recessionary conditions. “See Item 11. Quantitative and Qualitative Disclosure About Market Risks—E. Market Risks—Impact of Interest Rates.”

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

High levels of inflation in Chile could adversely affect the Chilean economy and our business, financial condition and results of operations. Any change in the methodology of how the CPI index or the UF are calculated could also adversely affect our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. The UF is revalued in monthly cycles. On each day in the period beginning on the tenth day of any given month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. For more information regarding the UF, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation.” Although we benefit from inflation in Chile due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation, including from extended periods of inflation that adversely affect economic growth or periods of deflation. “See Item 11. Quantitative and Qualitative Disclosure About Market Risks—E. Market Risks—Impact of Inflation,”

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. Therefore, while the Bank seeks to avoid significant mismatches between assets and liabilities due to foreign currency exposure, from time to time, we may have mismatches. The Chilean peso has been subject to large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate exposure. In order to avoid material exchange rate exposure, we enter into forward exchange transactions. We may decide to change our policy regarding exchange rate exposure. Regulations that limit such exposures may also be amended or eliminated. Greater exchange rate risk will increase our exposure to the devaluation of the peso, and any such devaluation may impair our capacity to service foreign currency obligations and may, therefore, materially and adversely affect our financial condition and results of operations. Notwithstanding the existence of general policies and regulations that limit material exchange rate exposures, the economic policies of the Chilean government, new foreign currency regulations by the Central Bank and any future fluctuations of the peso against the dollar could affect our financial condition and results of operations. “See Item 11. Quantitative and Qualitative Disclosure About Market Risks—E. Market Risks—Foreign exchange fluctuations.”

If any of these risks were to materialize, our interest income / (charges) or the market value of our assets and liabilities could suffer a material adverse impact.

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

At December 31, 2020, the notional value of the trading derivatives in our books amounted to Ch$377,131,597 million (with a market value of Ch$8,148,608 million of debit balance and Ch$7,390,654 million of credit balance).

At December 31, 2020, the nominal value of the hedging derivatives in our books within our financial risk management strategy and with the aim of reducing asymmetries in the accounting treatment of our operations amounted to Ch$363,668,609 million (with market value of Ch$9,032,085 million in assets and Ch$9,018,660 million in liabilities).

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

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the COVID-19 pandemic. While we have in place liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors make it difficult to eliminate completely these risks. Constraints in the supply of liquidity, including in inter-bank lending, could materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.

Our cost of obtaining funding is directly related to prevailing interest rates and to our credit spreads. Increases in interest rates and/or in our credit spreads can significantly increase the cost of our funding. Credit spreads variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

We rely, and will continue to rely, primarily on retail deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors beyond our control, such as general economic conditions and the confidence of retail depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition for deposits between banks or with other products, such as mutual funds. Any of these factors could significantly increase the amount of retail deposit withdrawals in a short period of time, thereby reducing our ability to access retail deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. As of December 31, 2020, 99.1% of our customer deposits had remaining maturities of one year or less or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. Historically, one of our principal sources of funds has been time deposits. Time deposits represented 19.0% and 28.0% of our total liabilities and equity as of December 31, 2020 and 2019, respectively. The Chilean time deposit market is concentrated given the importance in size of various large institutional investors such as pension funds and corporations relative to the total size of the economy. As of December 31, 2020, the Bank’s top 20 time deposits represented 25.1% of total time deposits, or 4.8% of total liabilities and equity, and totaled U.S.$3.7 billion. No assurance can be given that future economic stability in the Chilean market will not negatively affect our ability to continue funding our business or to maintain our current levels of funding without incurring increased funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

The short-term nature of this funding source could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected.

Central banks have taken extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis and the COVID-19 pandemic. If current facilities were rapidly removed or significantly reduced, this could have an adverse effect on our ability to access liquidity and on our funding costs.

In response to the COVID-19 pandemic, the Chilean Central Bank has made available two lines of credit to banks to reinforce their liquidity. These lines of credit bear interest at the Central Bank’s MPR, which was 0.5% as of December 31, 2020. Pursuant to these lines of credit, a bank may borrow up to 3% of the aggregate amount of its consumer and commercial loan portfolios as of February 29, 2020 and may borrow up to an additional 12% if it uses the funds to provide loans to companies and individuals. The first line of credit is a facility available conditionally on loan growth (the “FCIC”) to ensure that banks continue to finance households and businesses in Chile. Loans provided by this line of credit may have maturities of up to 4 years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. In stages 1 and 2, the Board of the Central Bank had allocated a total of US$ 40 billion to this facility, of which approximately US$30 billion has been disbursed. The Central Bank in its Monetary Policy Meeting held on January 27, 2021 announced the beginning of a third stage of this instrument (FCIC3) commencing on March 1, 20201. Loans provided under the second line of credit, the LCL, are unsecured and may have maturities of up to 2 years. In addition, borrowings by a bank under the LCL are limited to the aggregate amount of the liquidity reserve requirements of such bank. Ultimately, these lines of credit are intended to ensure banks have ample liquidity to enable them to continue financing companies and individuals. As of December 31, 2020, we had borrowed Ch$4,959,260 billion (US$7 billion) under both these lines of credit.

Additionally, our activities could be adversely impacted by liquidity tensions arising from generalized drawdowns of committed credit lines to our customers.

We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

Changes to the pension fund system may affect our liquidity levels and/or funding costs

The current pension fund system dates from the 1980s when pensions went from being state-funded to privately-funded, which requires Chilean employees to set aside 10% of their wages. As of December 31, 2020, the Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) had U.S.$5 billion invested in the Bank via equity, deposits and fixed income. The demographics of Chilean society have changed, resulting in a need to modify the system. In January 2020, the Chilean government presented a proposal for pension reform to Congress for discussion. These changes include increasing minimum pensions and introducing a social insurance scheme for events such as longevity. The amount each worker must set aside is also expected to increase from the current 10% of wages to 16%. The additional 6% would be gradually introduced over 12 years and would be a cost of the employer, thus potentially raising personnel expenses. The additional 6% would not be managed by the AFPs, but by a new government pension entity. Although the bill is currently being discussed and widely expected to be approved, we are unable to predict the final content of the law. The potential adverse effect of the proposed law on our financial condition and results of operations cannot yet be ascertained.

Moreover, in 2020, and as a result of the COVID-19 pandemic, two extraordinary withdrawals were permitted from pension funds. In total, at year-end 2020, US$31.3 billion had been withdrawn from the pension fund system. In order to avoid strong swings in asset prices, the Central Bank introduced a series of measures to ensure healthy liquidity levels including the direct purchase of bank instruments and the acquisition of government bonds in the secondary market supported by the FCIC and LCL lines available to banks as described above. The potential adverse effect of these and future withdrawals on our financial condition, liquidity levels, the ability to obtain funding from the AFPs and results of our operations cannot yet be ascertained.

Chilean regulations also impose a series of restrictions on how Chilean AFPs may allocate their assets. In the particular case of financial issuers’ there are three restrictions, each involving different assets and different limits determined by the amount of assets in each fund and the market and book value of the issuer’s equity. As a consequence, limits vary within funds of AFPs and issuers. According to our estimates in December 2020, the AFPs still had the possibility of being able to invest another U.S.$8.8 billion in the Bank via equity, deposits and fixed income. If the exposure of any AFP to Santander-Chile exceeds the regulatory limits, if the regulatory limits are reduced or the amount of funds available in the pension funds falls significantly, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

Legal and Regulatory Risks

We are subject to regulatory capital requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“core capital”) of at least 3% of total assets, net of required loan loss allowances. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2020, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 15.4% and our core capital ratio was 10.7%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

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

On January 19, 2019, the Chilean government passed a law that amends, among others, the General Banking Law (the General Banking Law, as amended, is referred to herein as the “New General Banking Law”) and established new capital regulation for banks in Chile in line with Basel III standards and the merger of the banking regulator with the FMC, transferring all SBIF attributions to the FMC. The FMC was created by Law 21,000 in 2017 and started operations December 14, 2017 (eliminating the Superintendency of Securities and Insurance as of January 15, 2018). As of June 1, 2019, the SBIF merged into the FMC.

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

The Council’s responsibilities include regulation, sanctioning and the definition of general supervision policies. In addition, there is a prosecutor in charge of investigations and the Chairman is responsible for supervision. The FMC acts in coordination with the Chilean Central Bank.

On October 9, 2020, the FMC published the final new regulations on regulatory capital to comply with effective net worth rules in accordance with Basel III and the New General Banking Law. The new regulation will be effective on December 1, 2021 and will be gradually implemented and adjusted to be fully effective by December 1, 2025. Pursuant to the proposed regulation, there will be three levels of capital: ordinary capital level 1 or CET1 (basic capital), additional capital level 1 or AT1 (perpetual bonds and preferred stock) and capital level 2 or T2 (subordinated bonds and voluntary provisions). Regulatory capital will be composed of the sum of CET1, AT and T2 after making some deductions, mainly for intangible assets, hybrid securities issued by foreign subsidiaries, partial deduction for deferred taxes and some reserve and profit accounts.

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

On November 2, 2020 the FMC publishing the final guidelines regarding the identification and core capital charge for those banks considered Systemically Important Banks (“SIB”). The FMC, in with agreement from the Central Bank, also imposed additional capital requirements for SIBs of between 1-3.5% of risk-weighted assets. This additional capital requirement will be gradually phased in by 25% each year beginning on December 2021 until December 2025. With the implementation of additional capital requirements for SIBs, the requirement imposed on Banco Santander Chile to have a minimum regulatory capital ratio of 11% compared to the 8% limit for most other banks in Chile will be gradually phased out and replaced by the new regulatory requirements for a SIB.

There is a total of four factors that are then weighted to reach a market share:

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

The Central Bank may also require for a SIB: (1) the addition of up to 2% to the core capital to a bank’s total assets ratios; (2) a reduction in the technical reserve requirement trigger from 2.5 times the regulatory capital to 1.5 times the regulatory capital; and/or (3) a reduction in the interbank loan limit to 20% of the regulatory capital of any SIB.

The first calculation of which level a SIB will be included in will be published in March 2021 using a bank’s balance sheet figures as of year-end 2020. Given our size and market share, it is likely that we will be classified as a SIB either in Level II or III.

The New General Banking Law also incorporates Pillar II capital requirements with the objective of assuring an adequate management of risk. The objective of this pillar is to ensure that banks maintain capital levels that are consistent with their risk profile and business model and encourages the development and use of appropriate processes to monitor and manage their risks. Pillar 2 also established an attribution for regulators to impose greater capital requirements as a result of deficient evaluations of a bank’s internal capital adequacy assessment process (ICAAP), which should consider a bank’s risk profile and a strategy to sustain adequate level of capital, even under stress scenarios. Pillar 2 also focuses on risks not considered in Pillar 1 such as reputational risks, concentration risks, liquidity risks and interest rate risk of the banking book. The FMC, with at least four votes from the Council of the FMC, will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a particular financial institution.

The following table sets forth a comparison between the regulatory capital demands under the previous law, and those under the New General Banking Law:

Minimum capital requirements: Basel III, previous GBL and new requirements
Capital categories	Previous Law	New General Banking Law
(% over risk weighted assets)
(1) Shareholders’ Equity	4.5	4.5
(2) Additional Tier 1 Capital (AT1)	—	1.5
(3) Total Tier 1 Capital (1+2)	4.5	6
(4) Tier 2 Capital	3.5	2
(5) Total Regulatory Capital (3+4)	8	8
(6) Conservation Buffer		2.5 CET1
(7) Total Equity Requirement (5+6)	8	10.5
(8) Counter Cyclical Buffer	—	up to 2.5 CET1
(9) SIB* Requirement	Up to 6% in case of a merger	Between 1 - 3.5 CET1
(10) Pillar 2	2% over regulatory capital in order to be classified in Category A solvency.	Up to 4% CET1 or Tier 2

____________________

* Systemically Important Banks

We believe our current capital levels are adequate, but we cannot rule out having to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required by the FMC. Our ability to raise additional capital may be limited by numerous factors, including: our future financial condition, results of operations and cash flows; any necessary government regulatory approvals; our credit ratings; general market conditions for capital raising activities by commercial banks and other financial institutions; and domestic and international economic, political and other conditions. If we require additional capital in the future, we cannot assure you that we will be able to obtain such capital on favorable terms, in a timely manner or at all. Furthermore, the FMC may increase the minimum capital adequacy requirements applicable to us. Accordingly, although we currently meet the applicable capital adequacy requirements, we may face difficulties in meeting these requirements in the future. If we fail to meet the capital adequacy requirements, we may be required to take corrective actions. These measures could materially and adversely affect our business reputation, financial condition and results of operations. In addition, if we are unable to raise enough capital in a timely manner, the growth of our loan portfolio and other risk-weighted assets may be restricted, and we may face significant challenges in implementing our business strategy. As a result, our prospects, results of operations and financial condition could be materially and adversely affected.

We are subject to liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

The SBIF (now the FMC) and the Central Bank published new liquidity standards in 2015 and ratios that must be implemented and calculated by all banks. These new liquidity standards are in line with those established in Basel III. The most important liquidity ratios that have been adopted by Chilean banks are:

•	Liquidity coverage ratio (LCR), which measures the percentage of liquid assets over net cash outflows. The new guidelines also define liquid assets and the formulas for calculating net cash outflows.

•	Net Stable Funding Ratio (NSFR) which will measure a bank’s available stable funding relative to its required stable funding. Both concepts are also defined in the new regulations.

The implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The LCR is a liquidity standard that measures if banks have enough high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. At December 31, 2020, our LCR ratio was 142% under Chilean regulations, which is above the 80% minimum requirement for 2020. The net stable funding ratio (NSFR) provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. The Chilean regulator has not yet defined a calendar of implementation for the local NSFR. This could materially increase the liquidity we are required to maintain on our balance sheet.

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

A draft bill currently in Congress, (the “Market Agents Bill”) proposes, among other initiatives, to regulate the banks’ ability to sell insurance tied to loans related to contingencies such as fire, earthquake, unemployment insurance etc. This bill would require financial institutions to pay half of the insurance premiums associated with loans. Additionally, it would prohibit banks from selling insurance policies underwritten by a related party. This initiative after being approved in the Chamber of Deputies, was rejected in a Mixed Congressional Committee. In its place members of Congress introduced a bill to prohibit the charging of interest over interest on overdue loans. We currently, cannot estimate an impact of these bills, if ever approved, could have on our business, but no assurance can be given that they will not have a material impact on future income.

Another bill currently in Congress proposes to regulate prepayment commissions. This bill eliminates the prepayment fee for all interest-bearing loans, permitting the debtor to pay off capital and the interests accrued at any moment during the duration of the loan, unless otherwise expressly specified in the contract. This bill would also prohibits grace periods to accrue interest. This bill is still in the early phases of congressional discussion so we cannot estimate an impact, bur no assurance can be given that this will not have a material impact on future income.

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

We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. However, emerging technologies, such as cryptocurrencies and blockchain, could limit our ability to track the movement of funds. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires on-going changes to systems and operational activities. Financial crime is continually evolving and is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach.

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

Pursuant to the New General Banking Law, all Chilean banks may, subject to the approval of the FMC, engage in certain businesses other than commercial banking depending on the risk associated with such business and their financial strength. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. The New General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices and limits the discretion of the FMC to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us. Any such change could have a material adverse effect on our financial condition or results of operations.

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

We face risk of loss from legal and regulatory proceedings, including tax proceedings, that could subject us to monetary judgements, regulatory enforcement actions, fines and penalties. The current regulatory and tax enforcement environment in the jurisdictions in which we operate reflects an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, and may lead to material operational and compliance costs.

We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending securities and derivatives activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state with certainty what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be.

The amount of our reserves in respect of these matters is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period. At December 31, 2020, we had provisions for legal contingencies of Ch$1,024 million.

RISK FACTORS IN RESPECT OF CHILE

Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the referendum on Chile’s constitution could adversely impact the Bank’s business

During October 2019, growing public concern over perceived social inequality led to a rise in social unrest. There are numerous demands by the population, related to more economic inclusion and fairer social relationships. Important political and social actors claim that the social unrest reflects the desire of a new constitution, as Chile’s current constitution dates back to 1980. When the government announced the possibility of enacting a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. The share prices on local banks and bond spreads, including Santander Chile, suffered significant declines in the market as social protests continued in the country. Seventy of the Bank’s branches suffered different levels of damages during this period but most of these costs were covered by insurance. There was also a rise in early non-performance levels among SMEs, mortgage and consumer loans due to reduced working hours in the economy.

In November 2020, a referendum was held to vote on two matters: (i) whether a new constitution should be enacted and (ii) if so, whether a constituent convention should be comprised of an elected mixed assembly of current Congress members and newly elected persons or entirely comprised of newly-elected citizens. This referendum resulted in ample support for convening a fully elected Constitutional Convention to draft Chile’s new constitution. The election of the members of this convention will be held in April 2021. Each new article of the Constitution would have to be approved by two thirds of the convention. The Constitutional Convention will have approximately one year, starting in April 2021, to complete the draft of the constitution. An exit referendum with compulsory participation will then be held to ratify the new constitution.

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

The Chilean Government enacted various tax reforms in 2014, 2016 and 2020 in order to finance greater social expenditures. The most relevant change was the rise of the corporate tax rate to 27% in 2018. There is currently discussion of another tax reform to finance the growing deficit. We cannot predict at this time if these reforms will have a material impact on our business or clients or if further tax reforms will be implemented in the future. Banco Santander Chile’s effective corporate tax rate could rise in the future, which may have an adverse impact on our results of operations. Please see “Item 10—Additional information—E. Taxation” for more information regarding the impacts of this tax reform on ADR holders.

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

If these, or other nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years, with possible adverse impact on our borrowers and counterparties. If this were to occur, we would potentially need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities As of December 31, 2020, the Bank’s foreign exposure, including counterparty risk in the derivative instruments’ portfolio, was US$ 2,309 million or 3.7% of our total assets. There can be no assurance that the ongoing effects of a global financial crisis will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile. Crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

Chile has considerable economic ties with China, the United States and Europe. In 2020, approximately 37.2% of Chile’s exports went to China, mainly copper. China’s economy has grown at a strong pace in recent times, but a slowdown in economic activity in China may affect Chile’s GDP and export growth as well as the price of copper, which is Chile’s main export. Chile exported approximately 14.0% of total exports to the United States and 8.8% to Europe in 2020.

Chile was recently involved in international litigation with Bolivia regarding maritime borders. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

A change in labor laws in Chile or a worsening of labor relations in the Bank could impact our business.

As of December 31, 2020 on a consolidated basis, we had 10,470 employees, of which 73.4% were unionized. In February 2021, a new collective bargaining agreement was signed with the main unions ahead of schedule, which will be effective on September 1, 2021 and expires on December 31, 2024.

There is currently a new labor reform being discussed in Congress, which, among other items, shortens the work week from 45 hours to 40 hours, excluding the lunch break. There is also discussion to increase minimum wage currently set at Ch$301,000/month (US$415/month) by up to 50%. At Santander Chile, the weekly working hours agreed under the collective bargaining agreement are 40 hours, excluding lunch, and our minimum wage is set above the legal minimum. Despite this, we cannot assure at this time that the new labor reform will not have material impact on our expenses.

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

Risks FACTORS IN RESPECT OF Our Controlling Shareholder and our ADSs

Investors may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We are a Chilean corporation. None of our directors are residents of the United States and most of our executive officers reside outside of the United States. In addition, all or a substantial portion of our assets and the assets of our directors and executive officers are located outside of the United States. Although we have appointed an agent for service of process in any action against us in the United States with respect to our ADSs, none of our directors, officers or controlling persons has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

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

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Although we have similar practices, they do not entirely conform to the NYSE requirements for U.S. issuers; therefore, we currently use these exemptions and intend to continue using them. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

There may be a lack of liquidity and market for our shares and ADSs.

Our ADSs are listed and traded on the NYSE (under the ticker “BSAC”). Our common stock is listed and traded on the Santiago Stock Exchange (under the ticker “BSANTANDER”), which we refer to as the Chilean Stock Exchange, although the trading market for the common stock is small by international standards. At December 31, 2020, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, FMC may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the FMC will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

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

GENERAL RISK FACTORS

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures, including internal controls, over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the Securities Exchange Act of 1934 (the “Exchange Act”) is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s US Securities and Exchange Commission’s rules and forms.

These disclosure controls and procedures have inherent limitations, which include the possibility that judgements in decision-making can be faulty and that breakdowns can occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgements and estimates, include impairment of loans and advances, good will impairment, valuation of financial instruments, deferred tax assets –provisions and pension obligations for liabilities.

If the judgement, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

Changes in accounting standards could impact reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. For example, IFRS 9 was adopted as of January 1, 2018, establishing a new impairment model of expected loss and make changes to the classification and measurement requirements for financial assets and liabilities. In addition, the Bank adopted IFRS 16 as of January 1, 2019, requiring new standards for recognition, measurement, presentation and disclosure of leases. This led to approximately Ch$154,284 million of assets for the right of use and lease liabilities for the same amount as of the date of adoption of IFRS 16. Changes made to accounting standards can materially impact how we record and report our financial condition and results of operations, as well as affect the calculation of our capital ratios. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. Various amendments were made to financial and accounting standards in 2020 for implementation in future periods without an impact in 2020. The Bank’s management is still evaluating the potential impact of these new standards. For further information about developments in financial accounting and reporting standards, see Note 1 to our Audited Consolidated Financial Statements.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

Our continued success depends in part on the continued service of key members of our senior executive team and other key employees. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our strategy and culture depends on the availability of skilled and appropriate management, both at our head office and in each of our business units. If we or one of our business units or other functions fails to staff its operations appropriately, or loses one or more of its key senior executives or other key employees and fails to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

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

We are subject to review by tax authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.

The preparation of our tax returns requires the use of estimates and interpretations of complex tax laws and regulations and is subject to review by tax authorities.

We are subject to the income tax laws of Chile and certain foreign countries. These tax laws are complex and subject to different interpretations by the taxpayer and relevant governmental tax authorities, which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In establishing a provision for income tax expense and filing returns, we must make judgements and interpretations about the application of these inherently complex tax laws.

If the judgement, estimates and assumptions we use in preparing our tax returns are subsequently found to be incorrect, there could be a material adverse effect on our results of operations. In some jurisdictions, the interpretations of the tax authorities are unpredictable and frequently involve litigation, which introduces further uncertainty and risk as to tax expense.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in the Chilean market in terms of loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks aboard). As of December 31, 2020, we had total assets of Ch$55,703,223 million (U.S.$ 78,183 million), outstanding loans at amortized cost, net of allowances for loan losses of Ch$ 33,303,100 million (U.S.$ 46,743 million), total deposits of Ch$ 25,142,684 million (U.S.$ 35,289 million) and shareholders’ equity of Ch$ 3,620,091 million (U.S.$ 5,081 million). As of December 31, 2020, we employed 10,470 people. We have a leading presence in all the major business segments in Chile, and a large distribution network with national coverage spanning across all the country. We offer unique transaction capabilities to clients through our 358 branches and 1,199 ATMs. Our headquarters are in Santiago and we operate in every major region of Chile.

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

Relationship with Grupo Santander

We believe that our relationship with our controlling shareholder, Santander Spain, offers us a significant competitive advantage over our peer Chilean banks. Grupo Santander, our parent company, is one of the largest financial groups in Brazil and the rest of Latin America, in terms of total assets measured on a regional basis. It is the largest financial group in Spain and is a major player elsewhere in Europe, including the United Kingdom, Poland and Portugal. Through Santander Consumer, it also operates a leading consumer finance franchise in the United States, as well as in Germany, Italy, Spain, and several other European countries.

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

Grupo Santander’s support of Santander-Chile includes the assignment of managerial personnel to key supervisory areas of Santander-Chile, such as risks, auditing, accounting and financial control. Santander-Chile does not pay any management fees to Santander Spain in connection with these support services.

B. Business Overview

We have 358 branches, 220 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 19 under the Select brand name, 32 specialized branches for the Middle Market and 28 as auxiliary and payment centers. During 2020, we also opened 6 Santander Workcafés, reaching a total of 59 Workcafés across all regions of Chile. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following groups: (i) Retail banking, (ii) Middle-market, (iii) Corporate Investment Banking and (iv) Corporate Activities (“Other”).

The Bank has the reportable segments noted below (see “Segmentation Criteria” for further information):

Retail Banking

This segment consists of individuals and small to medium-sized entities (SMEs) with annual sales less than Ch$2,000 million (U.S.$2.8 million). This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, foreign trade services, leasing and factoring.

Middle-market

This segment serves companies and large corporations with annual sales exceeding Ch$2,000 million (U.S.$2.8 million). It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million (U.S.$1.1 million) with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also, companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

Corporate Investment Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million (U.S.$14.0 million). The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, project finance, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

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

The tables below show the Bank’s results by reporting segment for the year ended December 31, 2020, in addition to the corresponding balances of loans and accounts receivable from customers:

	For the year ended December 31, 2020
	Loans and accounts receivable at amortized cost (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	(in millions of Ch$)

Retail Banking	24,279,248	1,049,543	213,431	28,577	(317,050)	(596,464)	378,038
Middle-market	8,136,402	346,225	38,335	21,859	(109,999)	(91,132)	205,287
Corporate Investment Banking	1,635,217	114,229	23,180	82,303	(51,097)	(72,715)	95,900
Other	289,026	83,851	(7,668)	17,058	(118)	(8,235)	84,888
Total	34,339,893	1,593,848	267,278	149,797	(478,264)	(768,546)	764,113
Other operating income							8,206
Other operating expenses and impairment							(78,444)
Income from investments in associates and other companies							1,388
Income tax expense							(142,533)
Result of continuous operations							552,730
Result of discontinued operations							-
Net income for the year							552,730

____________________

(1)	Corresponds to loans and accounts receivable at amortized cost under IFRS 9, without deducting their allowances for loan losses.

(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Operations through Subsidiaries

The New General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities that we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the twelve–month period ended December 31, 2020, our subsidiaries collectively accounted for 1.9% of our total consolidated assets.

		Percent ownership share as of December 31,
		2020			2019			2018
Name of the Subsidiary	Main activity	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
		(in %)
Santander Corredora de Seguros Limitada	Insurance brokerage	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Financial advisory	99.03	—	99.03	99.03	—	99.03	99.03	—	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	99.64	—	99.64	99.64	—	99.64	99.64	—	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	50.10	—	50.10	50.10	—	50.10	—	—	—
Santander Consumer Chile S.A.	Financing	51.00	—	51.00	51.00	—	51.00	—	—	—
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Card operator	99.99	0.01	100.00	—	—	—	—	—	—

On July 6, 2020, we registered “Sociedad Operadora de Tarjeta de Pago Santander Getnet Chile S.A” as a new subsidiary and support company. On January 7, 2021, at the Extraordinary Shareholders’ Meeting of the “Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.” the members agreed to pay total the subscribed and unpaid capital. Accordingly, “Santander Asesorías Financieras Limitada” will pay Ch$0,8 milllion in cash and Banco Santander Chile should pay Ch$37 million in cash plus assets whose appraisal determined by the Board were Ch$3,689 million, thus the shareholders will have paid 100% of the company’s capital. On January 29, 2021, the FMC through Resolution Exempt N°704 authorized the operation of “Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.” as a banking support company and its registration in the Payment Card Operator Registry, thus authorizing its commercial activities.

As of December 18, 2019, changes were made to the company name and objective of Santander Agente de Valores Limitada, becoming Santander Asesorias Financieras Limitada.

As of October 19, 2019 Klare Corredores de Seguros S.A. was established as a digital insurance brokerage and is a banking subsidiary subject to banking regulations. The Bank owns 50.1% of the company’s capital share.

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

The Bank also has significant influence over the following entities:

			Percentage of ownership share as of December 31,
			2020	2019	2018
Associates	Main activity	Place of Incorporation and operation	(in %)
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

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

The Bank classifies the following entities as Assets Held for Sale and Discontinued Operations:

			Percentage of ownership share as of December 31,
			2020	2019	2018
Associates	Main activity	Place of Incorporation and operation	(in %)
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	—	1.94	12.90
Redbanc S.A.	ATM services	Santiago, Chile	—	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	—	25.00	25.00

As of December 31, 2020, the Bank is in process to sell its share participation on Redbanc S.A. and Transbank S.A. therefore it has been classified in accordance to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” as investment available for sale. Given the facts and circumstances arising from the social contingency in Chile and the COVID-19 pandemic (situations beyond the control of the Bank), the process of sale of the shares has taken a longer time than initially estimated. However, the Bank continues committed to the sale plan for these assets, actively seeking for potential buyers and continuing its plans to develop its own acquiring network, as evidenced by the recent creation of a payment card operating company. The Bank sold its stake in Sociedad Nexus S.A. in October 2019 and January 2020. See Note 38 of our Audited Consolidated Financial Statements.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public-sector bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks operating in Chile. The Chilean banking system is comprised of 18 banks, including one public-sector bank. The six largest banks accounted for 87.2% of all outstanding loans by Chilean financial institutions as of December 31, 2020 (excluding assets held abroad by Chilean banks). In July 2018, Scotiabank Chile acquired BBVA Chile, becoming the third largest bank in terms of loans in the Chilean market. Furthermore, in the last quarter of 2018, BCI acquired the credit card financing business of Walmart Chile and the credit card of CMR Falabella was integrated into Banco Falabella. This represented an increase of total credit cards in the banking system of approximately 6%.

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

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the six largest banks in Chile in terms of total loans as of December 31, 2020 (excluding assets held by Chilean banks abroad).

	As of December 31, 2020, unless otherwise noted
	Market Share	Rank
Commercial loans	16.5%	2
Consumer loans	21.6%	1
Residential mortgage loans	21.5%	1
Total loans	18.6%	1
Deposits	17.4%	2
Credit card usage(1)	25.0%	1
Checking accounts(2)	25.3%	1
Branches(2)	19.0%	2

____________________

Source: FMC

(1)	As of October 2020, according to the latest publicly available information

(2)	As of November 2020, according to the latest publicly available information

Loans

As of December 31, 2020, our loan portfolio was the largest among Chilean banks. Our loan portfolio, including interbank loans, represented 18.6% of the market for loans in the Chilean financial system as of such date. The following table sets forth our and our peer group’s market shares in terms of loans (excluding assets held by Chilean banks abroad).

	As of December 31, 2020 (Chilean Bank GAAP)
Loans	Ch$ million	U.S.$ million	Market Share
Santander-Chile	34,409,170	48,296	18.6%
Banco de Chile	31,496,591	44,208	17.0%
Banco de Crédito e Inversiones	26,451,150	37,126	14.3%
Banco del Estado de Chile	25,936,163	36,403	14.0%
Scotiabank Chile	25,430,916	35,694	13.7%
Itaú Corpbanca	17,625,148	24,738	9.5%
Others	23,742,744	33,325	12.8%
Chilean financial system	185,091,882	259,789	100.0%

____________________

Source: FMC.

Deposits

We had a 17.4% market share in deposits, ranking second among banks in Chile as of December 31, 2020. Deposit market share is based on total time and demand deposits as of the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits (excluding assets held by Chilean banks abroad).

	As of December 31, 2020 (Chilean Bank GAAP)
Deposits	Ch$ million	U.S.$ million	Market Share
Banco del Estado de Chile	30,696,893	43,085	21.3%
Santander-Chile	25,142,684	35,289	17.4%
Banco de Chile	24,066,770	33,779	16.7%
Banco de Crédito e Inversiones	18,671,533	26,207	12.9%
Scotiabank Chile	15,645,249	21,959	10.8%
Itaú Corpbanca	12,489,172	17,529	8.6%
Others	17,709,952	24,857	12.3%
Chilean financial system	144,422,253	202,706	100.0%

____________________

Source: FMC.

Total Equity

With Ch$3,567,916 million (U.S.$ 5,008 million) in equity in Chilean Bank GAAP as of December 31, 2020, we were the third largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity.

	As of December 31, 2020 (Chilean Bank GAAP)
Total Equity	Ch$ million	U.S.$ million	Market Share
Banco de Crédito e Inversiones	3,893,620	5,465	17.9%
Banco de Chile	3,726,267	5,230	17.2%
Santander-Chile	3,567,916	5,008	16.4%
Scotiabank Chile	2,398,357	3,366	11.0%
Itaú Corpbanca	2,315,411	3,250	10.7%
Banco del Estado de Chile	2,011,964	2,824	9.3%
Others	17,382,019	24,397	80.1%
Chilean financial system	21,709,394	30,471	100.0%

____________________

Source: FMC.

Efficiency

As of December 31, 2020, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)) in each case under Chilean Bank GAAP.

Efficiency ratio as defined by the FMC	As of December 31, 2020 (Chilean Bank GAAP)
Santander-Chile	42.0%
Banco de Chile	45.3%
Scotiabank Chile	45.7%
Banco de Crédito e Inversiones	50.9%
Banco del Estado de Chile	57.8%
Itaú Corpbanca	155.1%
Chilean financial system	57.1%

____________________

Source: FMC.

Net Income for the Period Attributable to Equity Holders

In 2020, we were the largest bank in Chile in terms of net income attributable to shareholders, which was equivalent to Ch$517,447 million (U.S.$ 726 million) measured under Chilean Bank GAAP. The following table sets forth our and our peer group’s net income.

	As of December 31, 2020 (Chilean Bank GAAP)
Net income attributable to equity holders	Ch$ million	U.S.$ million	Market Share
Santander-Chile	517,447	726	43.9%
Banco de Chile	463,108	650	39.3%
Banco de Crédito e Inversiones	317,454	446	26.9%
Scotiabank Chile	275,419	387	23.4%
Banco del Estado de Chile	142,595	200	12.1%
Itaú Corpbanca	(925,479)	(1,299)	-
Others	388,771	546	33.0%
Chilean financial system	1,179,315	1,655	100.0%

____________________

Source: FMC.

Return on equity

As of December 31, 2020, we were the most profitable bank in our peer group (as measured by return on period-end equity under Chilean Bank GAAP) and the second most capitalized bank as measured by the Chilean BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio.

	Return on period-end equity as of December 31, 2020 (Chilean Bank GAAP)	BIS Ratio as of November 30, 2020(Chilean Bank GAAP)
Santander-Chile	14.3%	14.7%
Banco de Chile	12.4%	15.6%
Scotiabank Chile	11.4%	12.9%
Banco de Crédito e Inversiones	8.2%	13.1%
Banco del Estado de Chile	7.7%	12.7%
Itaú Corpbanca	-38.9%	13.3%
Chilean financial system	5.6%	14.3%

____________________

Source: FMC.

Asset Quality

As of December 31, 2020, we had the third lowest non-performing loan to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio as defined by the FMC as of December 31, 2020.

Non-performing loans / total loans(1) as of December 31, 2020(Chilean Bank GAAP)
Banco de Chile	1.0%
Banco de Crédito e Inversiones	1.2%
Santander-Chile	1.4%
Scotiabank Chile	1.4%
Itaú Corpbanca	2.3%
Banco del Estado de Chile	2.8%
Chilean financial system	1.6%

____________________

Source: FMC

(1)	Excluding interbank loans.

Regulation and Supervision

General

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and, together with non-banking financial institutions, accept time deposits. The principal authorities that regulate financial institutions in Chile are the FMC and the Central Bank. Chilean banks are primarily subject to the General Banking Law, and secondarily subject, to the extent not inconsistent with this statute, to the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which that expressly excluded.

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

Financial Market Commission

In 2017, Law 21,000 created the Comisión para el Mercado Financiero or Financial Market Commission (FMC). This law became a Law of the Republic in January 2018. The FMC is the sole supervisor for the Chilean financial system overseeing insurance companies, companies with publicly traded securities, credit unions, credit card and prepaid card issuers, and, as of June 1, 2019, banks. It is the responsibility of this commission to ensure the proper functioning, development and stability of the financial market, facilitating the participation of market agents and defending public faith in the financial markets. To do so, it must maintain a general and systemic vision of the market, considering the interests of investors and policyholders. Likewise, it shall be responsible for ensuring that the persons or entities audited, from their initiation until the end of their liquidation, comply with the laws, regulations, statutes and other provisions that govern them.

The Commission is in charge of a Council, which is composed of five members, who are appointed and are subject to the following rules:

•	A commissioner appointed by the President of Chile, of recognized professional or academic prestige in matters related to the financial system, which will have the character of president of the FMC.

•	Four commissioners appointed by the President of Chile, from among persons of recognized professional or academic prestige in matters related to the financial system, by supreme decree issued through the Ministry of Finance, after ratification of the Senate by the four sevenths of its members in exercise, in session specially convened for that purpose.

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

Deposit Insurance

The Chilean government guarantees certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF400 per person (Ch$ 11,628,132 or U.S.$ 16,349 as of December 31, 2020) per calendar year in the entire financial system and a maximum of UF200 per person per bank.

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

Minimum Capital

Capital Adequacy Requirements under BIS I

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$23,256 million or U.S.$.32.7 million as of December 31, 2020) of paid-in capital and reserves, calculated in accordance with Chilean Bank GAAP, regulatory capital of at least 8.0% of its risk weighted assets, net of required allowances, and paid in capital and reserves of at least 3.0% of its total assets, net of required allowances, as calculated in accordance with Chilean Bank GAAP.

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

As of December 31, 2020 our ratio of regulatory capital to risk weighted assets was 15.4%.

New Capital Adequacy Requirements under the New Banking Law

On October 9, 2020, the FMC published the final regulations on regulatory capital to comply with effective net worth rules in accordance with Basel III and the New General Banking Law. The new regulation will become effective on December 1, 2021 and will be gradually implemented and adjusted to be fully in place by December 1, 2025. Pursuant to the proposed regulation, there will be three levels of capital: ordinary capital level 1 or CET1 (basic capital), additional capital level 1 or AT1 (perpetual bonds and preferred stock) and capital level 2 or T2 (subordinated bonds and voluntary provisions). Regulatory capital will be composed of the sum of CET1, AT and T2 after making some deductions, mainly for intangible assets, hybrid securities issued by foreign subsidiaries, partial deduction for deferred taxes and some reserve and profit accounts.

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

On November 2, 2020 the FMC published the final guidelines regarding the identification and core capital charge for banks considered SIBs. The FMC, agreement with the Central Bank, also imposed additional capital requirements for SIBs of between 1-3.5% of risk-weighted assets. This additional capital requirement will be gradually phased in by 25% beginning on December 2021 until December 2025. With the implementation of additional capital requirements for SIBs, the requirement imposed on Banco Santander Chile to have a minimum regulatory capital ratio of 11% compared to the 8% limit for most other banks in Chile will be gradually phased out and replaced by the new regulatory requirements for a SIB.

There are a total of four factors that are weighted to reach a market share:

5.	Size (weighted at 30%): Includes total assets consolidated in the domestic market.

6.	Domestic interconnection (weighted at 30%): Includes assets and liabilities with financial institutions (banks and non-banks) and assets in circulation in the Chilean financial market (equity and fixed income).

7.	Domestic substitution (weighted at 20%): Includes the share in local payments, assets in custody, deposits and loans.

8.	Complexity (weighted at 20%): Includes factors that could lead to greater difficulties regarding costs and/ or time for the orderly resolution of the Bank. These include the notional amount of OTC derivatives, inter-jurisdictional assets and liabilities and available-for-sale assets.

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

The Central Bank may also require for a SIB: (1) the addition of up to 2% to the core capital to a bank’s total assets ratios; (2) a reduction in the technical reserve requirement trigger from 2.5 times regulatory capital to 1.5 times regulatory capital; and/or (3) a reduction in the interbank loan limit to 20% of regulatory capital of any SIB.

The initial systemic level calculation for Chilean banks will be published in March 2021 using a bank’s balance sheet figures as of year-end 2020. Given our size and market share, it is likely that we will be classified as level II or III SIB.

The New General Banking Law also incorporates Pillar II capital requirements with the objective of assuring an adequate management of risk. The objective of this pillar is to ensure that banks maintain capital levels that are consistent with their risk profile and business model and encourages the development and use of appropriate processes to monitor and manage their risks. Pillar 2 also granted the regulators the power to impose greater capital requirements as a result of deficient evaluations of a bank’s internal capital adequacy assessment process (ICAAP), which should consider a bank’s risk profile and a strategy to sustain adequate levels of capital, even under stress scenarios. Pillar 2 also focuses on risks not considered in Pillar 1 such as reputational risks, concentration risks, liquidity risks and interest rate risks. The FMC, with at least four votes from the Council of the FMC, will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a particular financial institution.

The following table sets forth a comparison between the regulatory capital demands under the previous law, and those under the New General Banking Law:

Minimum capital requirements: Basel III, previous GBL and new requirements
Capital categories	Previous Law	New General Banking Law
(% over risk weighted assets)
(1) Shareholders’ Equity	4.5	4.5
(2) Additional Tier 1 Capital (AT1)	—	1.5
(3) Total Tier 1 Capital (1+2)	4.5	6
(4) Tier 2 Capital	3.5	2
(5) Total Regulatory Capital (3+4)	8	8
(6) Conservation Buffer		2.5 CET1
(7) Total Equity Requirement (5+6)	8	10.5
(8) Counter Cyclical Buffer	—	up to 2.5 CET1
(9) SIB* Requirement	Up to 6% in case of a merger	Between 1 - 3.5 CET1
(10) Pillar 2	2% over regulatory capital in order to be classified in Category A solvency.	Up to 4% CET1 or Tier 2

____________________

* Systemically Important Banks

Risk Weightings

On December 1, 2020 the FMC published the final regulations to establishing risk weightings for calculating capital adequacy ratios under the New Banking Law.

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

The Basel Committee on Banking Supervision (BCBS) defines operational risk (OR) as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk but excludes strategic and reputational that a debtor or bank counterparty does not meet its obligations in accordance with the agreed terms. In order to estimate the operational risk coefficient, two factors are considered:

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

BCBS defines market risk (MR) as the risk of losses arising from movements in market prices. The risks subject to market risk capital requirements mainly includes: interest rate risk, credit spread risk, equity risk, foreign exchange (FX) risk and commodities risk for trading book instruments; and FX risk and commodities risk for banking book instruments. The FMC will not permit banks to use internal models for calculating MRWA and instead has published standardized models that all banks must use.

The regulations for calculating RWA under the new guidelines must be implemented by December 1, 2021. We believe our current capital levels are adequate, but we cannot rule out having to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required by the FMC.

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

Allowance for Loan Losses under Chilean Bank GAAP

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

Loan Loss Allowances

Prior to the adoption of IFRS 9 on January 1, 2018, the Bank calculated loan loss allowances in accordance with IAS 39. The main difference between Chilean Bank GAAP and IFRS 9 and IAS 39 regarding loan loss allowances is that loan loss allowances under Chilean GAAP are calculated using expected loss models based on specific guidelines set by the FMC, which in turn are based on an expected losses approach while IAS 39 used an incurred loss approach. According to both Chilean Bank GAAP and IFRS, loan loss allowances are calculated using expected loss models. The models adopted with IFRS 9 used an expected loss approach, however these are not in accordance with specific guidelines under Chilean Bank GAAP given by the FMC. The FMC has not yet adopted IFRS 9 and therefore the Bank has adjusted the Audited Consolidated Financial Statements to fully comply with IFRS standards. The most significant impact of IFRS 9 on the Bank’s financial statements arises from the new impairment requirements. Impairment losses will increase and become more volatile for financial instruments in the scope of the IFRS 9 impairment model. Based on the assessment made the total impact (net of tax) of the adoption of IFRS 9 on the opening balance on the Bank’s equity at 1 January 2018 was Ch$82,454 million (net of tax).

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

Equity instrument at FVOCI

Under IFRS 9, the Bank may make an irrevocable election to present subsequent changes in the fair value of the equity instrument in other comprehensive income. Gains or losses on derecognition of these equity instruments are not transferred to profit or loss. Under Chilean GAAP, the Bank can apply IAS 39 and accordingly, account those equity instruments at cost. The Bank’s Audited Consolidated Financial Statements have been adjusted accordingly.

Loans at FVOCI

The Bank has determined to classify a small portion of its portfolio loans as fair value through other comprehensive income, when management expects to sell if market conditions are favorable, or when the Financial Risk Committee authorizes an operation to be sold entirely or in part. For IFRS 9 purposes, the Bank reclassifies those loans into a separate portfolio and determines its fair value. Under Chilean GAAP, those loans are accounted at amortized cost.

Deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. Due to the adjustments made to the consolidated financial statements, we adjust deferred taxes accordingly.

Provision for Mandatory Dividends

This provision is made in accordance with the Bank’s internal policy and Article 79 of the Chilean Companies Law, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. While the Bank uses the same policy under Chilean Bank GAAP and IFRS, the net income used to calculate the provision is adjusted in accordance with IFRS principles. However, for the distribution of dividends, the Bank uses the net income according to Chilean Bank GAAP.

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

Article 161 of the New General Banking Law provides that directors, managers, administrators and attorneys-in-fact who, without written authorization from the FMC, agree to, perform or cause the execution of any of the acts prohibited under Article 116 of the New General Banking Law shall be imprisoned for a term within the medium to maximum range. If a bank fails to submit the regularization plan, the plan is rejected by the FMC, the bank fails to comply with any of the measures set out in the plan, the bank repeatedly breaches the plan’s terms or is subject to fines, or if any serious event occurs that raises concerns for the bank’s financial stability, the FMC may appoint a delegated inspector, who shall have powers to, among other things, suspend any agreement of the board of directors or act of the attorneys-in-fact of the institution, and/or a provisional administrator, who shall have all the ordinary faculties that the law and the by-laws provide for the board of directors, or whoever acts in its place, and for the general manager.

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

In addition, banks may invest in foreign securities whose ratings are equal or exceed those mentioned in Table 3 below for an additional amount equal to 70% of their regulatory capital. This limit constitutes an additional margin and is not subject to the 100% mandatory reserve.

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

United States Supervision and Regulation

Financial Regulatory Reform

Banking statutes and regulations are continually under review by the United States Congress. In addition to laws and regulations, the U.S. bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance. Many changes have occurred as a result of the 2010 Dodd-Frank Act and its implementing regulations, most of which are now in place. More recently, there have been several statutory and regulatory initiatives aimed at providing relief for the financial services industry. In 2018 the United States government enacted the Economic Growth, Regulatory Relief, and Consumer Protection Act (“EGRRCPA”) which, among other things, revised the thresholds for total consolidated assets at which certain enhanced prudential standards apply to bank holding companies. EGRRCPA made clear that the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) retains the right to apply enhanced prudential standards to foreign banking organizations (“FBOs”) with greater than $100 billion in global total consolidated assets, such as Santander Spain.

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

In November 2020 the United States held national elections and a new administration is now in place. We believe that it is likely that there will be further material changes in the way major financial institutions are regulated in the United States. Although it remains difficult to predict the exact impact these changes will have on Santander Spain’s U.S. operations, the new administration is expected to increase the regulatory requirements on large financial institutions compared to the previous administration.

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

In June 2020, the five federal agencies finalized additional amendments to the Volcker Rule related to the restrictions on ownership interests in and relationships with covered funds. These amendments became effective on October 1, 2020 with no impact on Santander Chile. Santander Spain will continue to monitor Volcker Rule-related developments and assess their impact on its operations, including those of Santander-Chile, as necessary.

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

The Anti-Money Laundering Act of 2020 (“AML Act”), enacted on January 1, 2021 as part of the National Defense Authorization Act, does not directly impose new requirements on banks, but requires the U.S. Treasury Department to issue National Anti-Money Laundering and Countering the Financing of Terrorism Priorities, and conduct studies and issue regulations that may, over the next few years, significantly alter some of the due diligence, recordkeeping and reporting requirements that the Bank Secrecy Act and Patriot Act impose on banks. The AML Act also contains provisions that promote increased information-sharing and use of technology, and increases penalties for violations of the Bank Secrecy Act and includes whistleblower incentives, both of which could increase the prospect of regulatory enforcement.

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

As we are part of the Santander Group, we must also disclose the exposure of other entities of the Santander Group to Iran. The following activities are disclosed in response to Section 13(r) with respect to the Santander Group and its affiliates. During the period covered by this annual report:

a)	Santander UK holds five blocked accounts for three customers, with the first customer holding one GBP savings account and one GBP current account, the second customer holding one GBP savings account, and the third customer holding two GBP current accounts. All three customers, who are resident in the UK, are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2020 were negligible relative to the overall profits of Banco Santander S.A.

b)	Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions program. The accounts held by one customer were fully inaccessible at the time of the US designation and were blocked at the time of the account going into a debit balance. The accounts held by the second customer were blocked immediately following the US designation and have remained frozen throughout 2020. These accounts are frozen in order to comply with Articles 2, 3 and 7 of Council Regulation (EC) No 881/2002 imposing certain specific restrictive measures directed against certain persons and entities associated with the Al-Qaeda network, by virtue of Commission Implementing Regulation (EU) 2015/1815. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended December 31, 2020.

c)	Santander Consumer Bank, S.A. holds seven blocked correspondent accounts for Bank Melli. Three USD accounts and four EUR accounts. The accounts have been blocked since 2008. Bank Melli is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. No revenues or profits were generated by Santander Consumer Bank, S.A. on these accounts in the year ended December 31, 2020.

d)	The Santander Group also has certain legacy performance guarantees for the benefit of Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2020, which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

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

The chart below sets forth the names and areas of responsibility of our senior managers as of the date of the filing of this annual report:

D. Property, plants and equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, 20th floor, Santiago, Chile. At December 31, 2020, we owned the locations at which 35.7% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main Properties as of December 31, 2020	Number
Central Offices
Owned	4
Rented	5
Total	9

Branches
Owned	93
Rented	264
Total	357

Other property(1)
Owned	55
Rented	5
Total	60

____________________

(1) Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Accounting Standards Applied in 2020

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

The new single impairment model applies to all financial assets measured at amortized cost and fair value through other comprehensive income (“FVOCI”), including loan commitments and contingent loans. The Bank accounted the ECL related to financial assets measured at amortized cost and FVOCI as a loss allowance in the statement of financial position and the carrying amount of these assets is stated net of the loss allowance. The ECL related to contingent loans are accounted as a provision in the statement of financial position. For financial assets that are measured at fair value through other comprehensive income, the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset in the statement of financial position. The new model uses a dual measurement approach, under which the loss allowance is measured as either: (a) 12-month expected credit losses or (b) lifetime expected credit losses.

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

Derivative Activities

Derivatives are measured at fair value on the statement of financial position and the net unrealized gain (loss) on derivatives is classified as a separate line item within the income statement. Under IFRS, banks must mark-to-market derivatives. Within the fair value of derivatives are included Credit Valuation Adjustment (“CVA”) and Debit Valuation Adjustment (“DVA”), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and the Bank’s own risk. The CVA is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed by each counterparty in each future period. The DVA is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Bank’s own risk assumed by its counterparties. The following inputs are used to calculate the CVA and DVA:

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

The Bank has elected to adopt IFRS 16 using a modified retrospective approach at the date of initial application, therefore, it has recognized a right-of-use asset for an amount equal to the lease liability, which amounted to Ch$154,284 million. For more details, see Note 14 of our Audited Consolidated Financial Statements.

Covid-19 Support Measures

The Bank has conducted an exhaustive analysis of the measures implemented as a result of COVID-19, under the perspective of modified assets. The payment holiday program granted to our consumer loan portfolio included 3-month grace periods and modified terms and installments, and allowed modified interest rates, to the current lower market rate, and was considered a substantial modification of the original contractual conditions. Therefore, these consumer loans were accounted for as the termination of the original loan and the recognition of a new financial asset. In line with our internal guide, these modifications are classified as modifications for commercial reasons, because they are not attributable to the financial difficulty of the debtor, and a new loan operation has been originated under current market conditions.

For the mortgage loan portfolio, original contractual conditions were not modified, instead, the clients signed an addendum for the postponed installments, and a complementary operation was generated, with the mortgage guarantee covering both operations. Neither the monthly installments nor the rates were modified. This measure was granted only to clients with less than 30 days past due, and we have observed, once the postponed periods have ended, that 98% of our clients are meeting their obligations in a timely manner. In line with our internal guide, we have concluded that the modifications granted to customers with no past due days were classified as modifications for commercial reasons, while clients with any past due or that have had some restructuring (marked special risk), were classified as modifications for the financial difficulty of the debtor, and the Bank has calculated the difference between the gross carrying amount and the present value of the modified loans discounted at the original effective interest rate. The amount was not material to the Bank.

A. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2018, the Chilean economy grew 4.0% While during 2019 the Chilean economy only grew 1.1% due to lower global growth, which was affected by the China-U.S. trade dispute and the social unrest that affected Chile in the last quarter of the year. In 2020, the Chilean economy suffered due to the COVID-19 pandemic with extensive lockdowns in place, which led to an economic contraction of approximately 6.0% in 2020. Chilean GDP is expected to grow around 4.5% in 2021.

As of December 2020, the average unemployment rate for 2020 was 10.2%, compared to 7.1% in the same period of 2019. The higher unemployment rate in 2020 was due to the loss of jobs during the lockdowns caused by the pandemic.

The exchange rate appreciated by 4.5% in 2020 and depreciated by 7.0% in 2019. After a strong depreciation in the last months of 2019 after the social unrest, the peso began to appreciate once more at the beginning of 2020. However, as the COVID-19 pandemic began to spread around the world, the uncertainty and lower economic expectations made the exchange rate depreciate more than 14% and reach Ch$860 in April. In the following months, the exchange rate began to appreciate once more as quarantines began to be lifted and China improved its growth expectations. The Central Bank also actively intervened in the exchange rate market in order to regulate the peso and push it towards historical levels, and the pension fund withdrawals forced pension funds to liquidate international equities, further appreciating the peso.

CPI inflation remained at 3.0% in 2020. The Central Bank continued to relax monetary policy throughout much of 2020 given the contraction of the economy in 2020 from the pandemic and an inflation rate consistently at or below the Central Bank’s target of 3%. The current Monetary Policy Rate is 0.5% compared to 1.75% at year-end 2019.

The growth of the Chilean banking sector evolved in line with overall economic developments and the acquisition carried out by Chilean banks of loan portfolios previously owned by non-banks. Total loans as of December 31, 2020, in the Chilean financial system, excluding loans held abroad by Chilean banks, grew 2.8% year-over-year. Total customer deposits (defined as time deposits plus checking accounts), excluding amounts held by Chilean banks abroad, increased 7.1% year-over-year as of December 31, 2020. The non-performing loans (defined as loans with an installment that is at least 90 days past-due) to total loans ratio decreased from 1.9% at year-end 2019 to 1.6% at year-end 2020. This decrease occurred due to the high liquidity levels in the system after the government approved various initiatives to help the population during the COVID-19 pandemic.

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$29,070.33 at December 2020, Ch$28,309.94 at December 31, 2019 and Ch$27,565.79 at December 31, 2018. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 2.7% in 2020, 2.7% in 2019 and 2.9% in 2018. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are significantly less features in deposits and other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest-bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest-bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities.

•	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2019, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled a loss of Ch$15,461 million in 2020 compared to a loss of Ch$31,346 million in 2019 and a loss of Ch$18,799 million in 2018. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$6,173,541 million in 2020, Ch$4,279,082 million in 2019 and Ch$4,537,476 million in 2018. Therefore, our sensitivity to a 100 basis point shift in UF inflation considering our year end gap would be approximately Ch$62 billion.

•	The financial impact of the gap between our interest earning assets and liabilities denominated in UF including hedges was Ch$173,668 million in 2020, Ch$114,340 million in 2019 and Ch$126,260 million in 2018. Although annual UF inflation ended at the same level as 2019, in 2020 we took advantage of the inflation volatility and therefore had a 51.9% increase in these results.

	As of December 31,			% Change
Impact of inflation on net interest income	2020	2019	2018	2020/2019	2019/2018
	(in millions of Ch$)
Results from UF GAP(1)	173,668	114,340	126,260	51.9%	(9.4%)
Annual UF inflation	2.7%	2.7%	2.9%

____________________

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

•	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest-bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 33.5%, 30.5%, and 30.6%, for the years ended December 31, 2020, 2019 and 2018, respectively.

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

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate appreciated 4.5% in 2020 and depreciated 7.0% in 2019. A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2020 and 2019, the Bank held significant short-term assets in US$ overnight deposits in order to maintain strong liquidity levels in this currency due to the social unrest and then the pandemic. In 2018, the Bank, in its spot position, usually held more liabilities than assets in foreign currencies, mainly the U.S. dollar, as a result of an ample supply of U.S. dollar deposits from companies that receive export revenues, foreign correspondent bank loans and bonds issued abroad. In either case, any differences are usually hedged using forwards and cross-currency swaps. Including derivatives, the Bank seeks to run no foreign currency risk in its non-trading balance sheet. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) and derivatives accounted under hedge accounting standards are included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk.

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

To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his or her assessment on the segment’s interest income, fee and commission income, and expenses. The Bank’s reporting segments have three Chief Operating Decision Makers: (i) the Director of Retail banking, (ii) the Director of the Middle-market segment and (iii) the Director of Corporate Investment Banking, each of which report to our Chief Executive Officer. All reporting segment information is presented following this structure.

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

Results of Operations for the Years Ended December 31, 2020 and 2019

In this section, we discuss the results of our operations for the year ended December 31, 2020 compared to the year ended December 31, 2019. For a discussion of the results of our operations for the year ended December 31, 2019 compared to the year ended December 31, 2018, please refer to “Item 5. – A. Operating Results – Results of Operations for the Year Ended December 31, 2098 Compared to the Year Ended December 31, 2018” in our Annual Report on Form 20-F for the year ended December 31, 2019.

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the years ended December 31, 2020 and 2019.

Consolidated Income Statement Data IFRS

	2020	2020	2019	% Change 2020/2019
	(U.S.$ thousands)(1)	(Ch$ million)
Interest income and expense
Interest income	3,133,222	2,232,327	2,321,381	(3.8%)
Interest expense	(896,149)	(638,479)	(904,417)	(29.4%)
Net interest income	2,237,074	1,593,848	1,416,964	12.5%
Fees and income from services
Fees and commission income	633,236	451,162	498,658	(9.5%)
Fees and commission expense	(258,094)	(183,884)	(211,572)	(13.1%)
Total net fees and commission income	375,143	267,278	287,086	(6.9%)
Financial transactions, net
Net income (expense) from financial operations	127,444	90,800	(78,165)	(216.2%)
Net foreign exchange gain	82,807	58,997	279,857	(78.9%)
Financial transactions, net	210,251	149,797	201,692	(25.7%)
Other operating income	11,518	8,206	13,001	(36.9%)
Net operating profit before provision for loan losses	2,833,985	2,019,129	1,918,743	5.2%
Provision for loan losses	(671,276)	(478,264)	(323,311)	47.9%
Net operating profit	2,162,709	1,540,865	1,595,432	(3.4%)
Operating expenses
Personnel salaries and expenses	(573,596)	(408,670)	(410,157)	(0.4%)
Administrative expenses	(351,524)	(250,450)	(233,612)	7.2%
Depreciation and amortization	(153,587)	(109,426)	(106,092)	3.1%
Impairment of property, plant and equipment	(895)	(638)	(2,726)	(76.6%)
Other operating expenses	(109,206)	(77,806)	(49,303)	57.8%
Total operating expenses	(1,188,808)	(846,990)	(801,890)	5.6%
Net Operating income	973,901	693,875	793,542	(12.6%)
Income from investments in associates and other companies (2)	1,948	1,388	1,146	21.1%
Income before tax	975,849	695,263	794,688	(12.5%)
Income tax expense	(200,055)	(142,533)	(175,074)	(18.6%)
Income from continuous operations	775,794	552,730	619,614	(10.8%)
Income from discontinued operations (2)	0	0	1,699	(100.0%)
Consolidated net income for the year	775,794	552,730	621,313	(11.0%)
Net income for the year attributable to:
Equity holders of the Bank	768,613	547,614	619,091	(11.5%)
Non-controlling interests	7,181	5,116	2,222	130.2%

____________________

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2020 have been translated from Chilean pesos at the exchange rate of Ch$712.47 = U.S.$1.00 as of December 31, 2020.

(2)	As of December 31, 2020, the Bank is in process of selling its share participation on Redbanc S.A. and Transbank S.A. and has classified its participation as an investment available for sale in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The Bank sold its stake in Sociedad Nexus S.A. in October 2019 and January 2020. See Note 38 of our Audited Consolidated Financial Statements.

Results of Operations for the Years Ended December 31, 2020 and 2019

Net income for the year attributable to equity holders of the Bank decreased 11.5% in 2020 compared to 2019 and totaled Ch$547,614 million. Our return on annualized average equity was 14.8% in 2020 compared to 18.0% in 2019.

In 2020, net operating profit before loan losses was Ch$2,019,129 million, an increase of 5.2% compared to 2019. Our net interest income increased 12.5% in 2020 compared to 2019. This was mainly driven by loan growth, higher gains from inflation-indexed assets and lower cost of funds due to the high liquidity in the market and a lower rate environment. Overall, our net interest margin declined to 3.8% in 2020 from 4.0% in 2019.

Net fees and commission income decreased 6.9% to Ch$267,278 million in the twelve-month period ended December 31, 2020 compared to the same period in 2019. Lower consumption in the economy and a higher saving rate negatively affected fees from lines of credit. Fees from collections decreased 30.3% in 2020 compared to 2019. This line item includes, among other items, fees collected on behalf of insurance companies for insurance that is sold with some loan products, especially mortgage loans. Lower loan origination due to the pandemic lowered this fee item. Insurance brokerage fees and fees from checking accounts also declined after a law was passed that increased banks liability for cyber fraud and prohibited the sale of insurance for this item. This was partially offset by the rise in fees from credit, debit and ATM cards which increased 35.3% in 2020. The switch to the four-part pricing model, which uses the international interchange fees set by the main card brands (i.e. MasterCard, Visa, AMEX), and out of the pricing model set by Chile’s main credit card acquirer (Transbank) resulted in a lower fee expenses.

Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange gain (loss), totaled Ch$149,797 million in the year ended December 31, 2020, a decrease of 25.7% compared to the same period in 2019. These results include the results of our Treasury Division’s transactions with customers, as well as the results of our non-client treasury operations, mainly the Financial Management Division. Client treasury services totaled Ch$145,222 million, an increase of 4.7% compared to 2019. The higher market volatility due to the COVID-19 pandemic led to higher demand for hedging from our Corporate and Middle-market clients. The results from non-client treasury income decreased 92.7% to Ch$4,576 million in 2020 compared to 2019. This lower result was mainly due to the results of the Bank’s Financial Management Division that decreased 56.2% to Ch$27,918 million in 2020 compared to 2019 and the results from CVA which totaled a loss of Ch$23,216 million. The growth of the Bank’s derivative portfolio and the increase in counterparty risk drove the rise in CVA adjustment loss in 2020.

Total other operating income decreased by 36.9% in 2020 compared to 2019, totaling a gain of Ch$8,206 million. This was mainly due to lower income from insurance compensation due to damages since in 2019 the Bank received compensation for the damages to our branches during the social unrest that affected Chile in October- December of 2019.

For the year ended December 31, 2020 provisions for expected credit loss totaled Ch$478,264 million and increased 47.9% compared to 2019. This rise was mainly due to growth of our loan book and an increase in expected losses driven by the economic slowdown due to the COVID-19 pandemic.

As a result of the factors mentioned above, net operating profit decreased 3.4% in 2020 compared to 2019 and totaled Ch$1,540,865 million.

Operating expenses in the year ended December 31, 2020 increased 5.6% compared to the corresponding period in 2019. The efficiency ratio was 41.9% in 2020 and 41.8% in 2019.

The 0.4% decrease in personnel salaries and expenses was mainly due to a decrease in variable incentives, severance payments, training and other benefits that decreased 6.9%, while salary costs only grew by 1.9%. Headcount decreased 6.5% in 2020, ending the year at 10,470 employees in the Bank.

Administrative expenses increased 7.2% in the year ended December 31, 2020 compared to the corresponding period in 2019, mainly due to higher IT and communications costs, as many of our employees worked from home and new systems that would work remotely were implemented.

Depreciation and amortization expense increased 3.1% in 2020 compared to 2019. This increase was mainly due to a higher depreciation of fixed assets in the period.

In 2020, impairment expenses totaled Ch$638 million, a 76.6% decrease compared to the previous year as there was a strong impairment of fixed assets in 2019 as a result of the social unrest that affected Chile in October – December 2019.

Other operating expenses were Ch$77,806 million in 2020, an increase of 57.8% compared to 2019. This was mainly due to higher provisions for contingencies due to the effects of the COVID-19 pandemic and a rise in cyber fraud insurance costs.

Total income tax expense by the Bank in 2020 was Ch$142,533 million, a 18.6% decrease compared to 2019, mainly driven by the 8.9% decrease in net income before taxes.

Net Interest Income

	Year ended December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch$, except percentages)
Retail banking	1,049,543	960,361	9.3%
Middle-market	346,225	298,587	16.0%
Corporate Investment banking	114,229	98,154	16.4%
Total reporting segments	1,509,997	1,357,102	11.3%
Other(1)	83,851	59,862	40.1%
Net interest income	1,593,848	1,416,964	12.5%
Average interest-earning assets	42,239,387	35,850,253	17.8%
Average non-interest-bearing demand deposits	10,403,347	7,466,991	39.3%
Net interest margin(2)	3.77%	3.95%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	33.5%	30.5%

____________________

(1)	Consists mainly of net interest income from the Financial Management Division, including the inflation gap, and the cost of funding our financial assets held for trading. Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds. This segment also includes intra-segment income and activities not assigned to a given segment or product line.

(2)	Net interest margin is net interest income divided by average interest-earning assets.

For the year ended December 31, 2020 our net interest income totaled Ch$1,593,848 million and increased 12.5% from Ch$1,416,964 million in 2019. Average interest earning assets increased 17.8% in the same period. During 2020, the loan portfolio grew 5.1%, but mainly in lower yielding commercial and mortgage loans. The higher growth from interest earning assets came from short-term assets as the Bank invested the higher liquidity in the system in low-risk and low-yielding assets. This caused the average interest rate earned on interest earning assets indexed to the UF to decrease from 5.9% in 2019 to 5.2% in 2020, despite similar levels of UF inflation in both years. The nominal yield earned on peso-denominated interest earning assets also declined from 8.2% in 2019 to 6.2% in 2020 due to a lower rate environment for most of 2020 and growth in low-yielding and low risk peso denominated assets. All the factors mentioned above led to a decline in the overall average interest earned over interest earning assets from 6.5% in 2019 to 5.3% in 2020.

Average nominal interest rate earned on interest earning assets	2020	2019
Ch$	6.2%	8.2%
UF	5.2%	5.9%
Foreign currencies	2.7%	3.4%
Total	5.3%	6.5%

The average rate paid on our interest bearing liabilities decreased to 2.2% in 2020 from 3.5% in 2019. This was mainly due to a lower rate environment in 2020 triggered by the Central Bank’s relaxation of monetary policy due to lower than expected economic growth. This especially reduced the nominal rate paid on Ch$ denominated time deposits. The nominal rate paid over the average balance of these deposits fell from 3.3% in 2019 to 1.3% in 2020. The Central Bank also gave liquidity lines to the banks at the Monetary Policy Rate, which was set at 0.5% for most of the year with a maturity of these lines of up to four years. The rate paid on foreign currencies also declined as the exchange rate appreciated.

Average nominal interest rate paid on interest bearing liabilities	2020	2019
Ch$	1.3%	3.3%
UF	5.4%	5.1%
Foreign currencies	1.5%	2.3%
Total	2.2%	3.5%

Additionally, in 2020, average non-interest bearing demand deposits increased 39.3%, which helped to lower total funding costs as well.

In summary, the growth of lower yielding assets partially offset by a cheaper funding cost and mix, led to a decline in our net interest margin to 3.77% in 2020 compared to 3.95% in 2019.

Net interest income from our reporting segments totaled Ch$1,509,997 million and increased 11.3% compared to 2019. This rise was mainly due to the growth of the loan book, which grew 5.1% in 2020 and the improved funding mix driven by lower time deposit costs and a greater amount of non-interest bearing demand deposits. The changes in net interest income by segment in 2020 as compared to 2019 were as follows:

•	Net interest income from Retail banking increased 9.3%, led by a 5.9% increase in loan volumes. Mortgage loans continued to grow steadily in the year, as rates remained fairly low compared to historical levels although they did increase compared to 2019. Consumer loans decreased during the year due to the lower demand during the pandemic. Government aid coupled with the access to private pension accounts also resulted in low demand for consumer loans. Retail also includes SMEs, which had a strong loan growth due to the strong demand of FOGAPE government-guaranteed loans in the year. However, these loans however, are lower yielding, as the interest rate is capped at the Central Bank Monetary Policy Rate (currently at 0.5%) plus a spread of 3.0%.

•	Net interest income from the Middle-market segment increased 16.0% in 2020 mainly due to loan growth of 0.5% in 2020 and an improved funding in the year driven by the rise in demand deposits.

•	Net interest income from the Corporate Investment Banking segment increased 16.4% in 2020 compared to 2019. Loans increased 2.0%, mainly driven by working capital lines of credit in order to maintain high liquidity levels during the pandemic. The spread of this product rose during the year. The improved funding mix also drove the growth in net interest income in this segment.

•	Other net interest income consists mainly of net interest income from the Bank’s ALCO, which includes the net interest income from the Bank’s debt instruments recorded at fair value through other comprehensive income, deposits in the Central Bank, and the financial cost of supporting our cash position and financial investments held for trading (the interest income from which is recognized as net income from financial operations and not interest income). The result of the Bank’s inflation gap is also included in this line. The net interest income included as “other” increased 40.1% to Ch$83,851 million in 2020 compared to 2019. This was mainly due to the higher average UF inflation gap in the year as management took advantage of the higher inflation rate recorded in the second half of the year.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment at the dates indicated.

	At December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch)
Retail banking	24,279,248	22,926,377	5.9%
Middle-market	8,136,402	8,093,496	0.5%
Corporate Investment banking	1,635,217	1,603,633	2.0%
Other (1)	289,026	48,009	502.0%
Total loans	34,339,893	32,671,515	5.1%

____________________

(1)	Includes interbank loans.

The following table shows interest income of financial assets by valuation as of December 31, 2020 and 2019.

	At December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch$)
Financial assets measured at amortized cost(1)	2,114,620	2,195,339	(3.7%)
Financial assets measured al FVOCI(2)	105,417	97,319	8.3%
Other interest	13,586	21,979	(38.2%)
Interest income not including income from hedge accounting	2,233,623	2,314,637	(3.5%)

____________________

(1)	Financial assets measured at amortized cost include loans measured at amortized cost as described above and investments under resale agreements. The effective interest method is used in the calculation of the amortized cost of the financial asset and in the allocation and recognition of the interest revenue over the relevant period.

(2)	Financial assets measured at fair value through other comprehensive income include the interest income from debt instruments. These mainly consisted of securities and bonds of the Chilean Central Bank that contain contractual terms that give rise on specific dates to cash flows that are solely payments of principal and interest (SPPI), and are measured at FVOCI.

Fee and Commission Income

Net fees and commission income decreased 6.9% to Ch$267,278 million in the twelve-month period ended December 31, 2020 compared to the same period in 2019. The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2020 and 2019.

	Year ended December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch$)
Credit, debit and ATM cards	73,297	54,189	35.3%
Collections	23,242	33,355	(30.3%)
Insurance brokerage	39,764	49,664	(19.9%)
Letters of credit	36,277	35,039	3.5%
Checking accounts	34,825	35,949	(3.1%)
Custody and brokerage services	10,376	9,154	13.3%
Lines of credit	7,428	10,314	(28.0%)
Others	42,069	59,422	(29.2%)
Total fees and commission income, net	267,278	287,086	(6.9%)

Fees from credit, debit and ATM cards increased 35.3% in 2020. The switch to the four-part pricing model, which uses the international interchange fees set by the main card brands (i.e. MasterCard, Visa, AMEX), and out of the pricing model set by Chile’s main credit card acquirer (Transbank) drove this result mainly via a reduction in card expenses. We also increased the number of ATMs during the year, from 1,088 in 2019 to 1,199 in 2020, giving us higher fees from clients from other banks and financial institutions using our machines.

Fees from collections decreased 30.3% in 2020 compared to 2019. This line item includes, among other items, credit-related insurance collected on behalf of insurance companies, such as fire and earthquake insurance that are mandatory with mortgage loans. During 2020 the lower origination of loans negatively affected this line item.

Insurance brokerage fees decreased 19.9% due to lower demand as a result of by the pandemic. Brokerage of fraud insurance also declined after a law was passed that made banks liable for cyber fraud and prohibited the sale of insurance for this item. This was partially offset by the increase in sales of car and life insurance policies as advances in our digital platforms have enabled clients to search for and purchase these products online.

Fees from letters of credit and other contingent operations increased 3.5% in 2020. This line corresponds to international and foreign trade financing business with clients. Business growth drove this revenue line in 2020 as export growth remained solid in 2020, driven by higher commodity prices and demand from China.

Fees from checking accounts decreased 3.1% in 2020 compared to 2019. This was mainly due to the effects of the cyber fraud law, where some checking account plan prices had to be readjusted due to the elimination of components of fraud insurance for checking accounts. This was partially offset by the rise in the Bank’s checking account base. The number of checking accounts increased 29.2% to 1,378,539 driven by digital onboarding platforms such as Santander Life. Our corporate cash management services also continued to boost fee growth in this product.

Brokerage and custody fees increased 13.3% in 2020 as compared to 2019 due to higher volumes in our brokerage business, custody fees, and bond issuances for our clients.

Fees from lines of credit decreased 28.0% due to a decrease of usage of these lines as a result of the fall in consumption, the greater access to liquidity due to the withdrawal of pension fund savings and the rise in household savings rate during the pandemic.

The 29.2% decrease in other fee income in 2020 compared to 2019 was mainly due to lower fees earned by our Corporate Investment Banking segment for investment banking and advisory services, in line with the slowdown of economic growth. Fees from the brokerage of mutual funds also decreased 6.9% in 2020 compared to 2019 and totaled Ch$44,072 million. As rates decreased, especially those earned by money market funds, average fees charged over these funds fell in tandem. In December 2013, our Asset Management business was sold, but we continue to serve as an exclusive broker for Santander Asset Management, the acquirer of our asset management business.

The following table sets forth, for the periods indicated our fee income broken down by segment for the periods indicated:

	Year ended December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch$)
Retail banking	213,431	230,627	(7.5%)
Middle-market	38,335	38,712	(1.0%)
Corporate Investment banking	23,180	29,103	(20.4%)
Other	(7,668)	(11,356)	(32.5%)
Total fees and commission income, net	267,278	287,086	(8.1%)

Fees from Retail banking decreased 7.5% in 2020 compared to 2019. Lower product usage due to the pandemic and the economic slowdown drove this decline in retail fees along with the negative impact of the new regulations regarding cyber fraud on insurance brokerage and checking account fees. This was offset by the growth of card fees as mentioned above.

The 1.0% decrease in fees from the Middle-market segment was mainly due to lower economic activity due to the pandemic.

Fees from the Corporate Investment banking segment decreased 20.4% in 2020 compared to 2019, mainly due to lower investment banking fees as a result of lower economic growth.

Fees in Other decreased from a loss of Ch$11,356 million in 2019 to a loss of Ch$7,668 million in 2020 mainly due to lower insurance fees paid to Zurich, our insurance partner.

Financial Transactions, Net

The following table sets forth information regarding our income (loss) from financial transactions for the years ended December 31, 2020 and 2019.

	Year ended December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch$)
Net income from financial operations	90,800	(78,165)	--%
Foreign exchange gain, net	58,997	279,857	(78.9%)
Total financial transactions, net	149,797	201,692	(25.7%)

Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange gain, totaled Ch$149,797 million in the year ended December 31, 2020, a decrease of 25.7% compared to the same period in 2019. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our Financial Management Division.

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

The results from net income (loss) from financial operations totaled a gain of Ch$90,800 million in 2020 compared to a loss of Ch$78,165 million in 2019.

	For the year ended December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch$)
Net (loss) gains on trading derivatives	42,704	(162,183)	--%
Net gains on financial assets at fair value through profit or loss	1,671	11,878	(85.9%)
Net gains on derecognition of financial assets measured at amortized cost	80,679	63,672	26.7%
Sale of loans and accounts receivables from customers	(62)	3,310	(101.9%)
Current portfolio	48	63	(23.4%)
Charged-off portfolio	(110)	3,248	(103.4%)
Repurchase of issued bonds	1,848	3,265	(43.4%)
Other income (expense) from financial operations	(36,039)	1,893	(2004.8%)
Total income (expense)	90,800	(78,165)	(216.2%)

The gain from financial operations in 2020 compared to a gain in 2019 was mainly due to:

(i)	A gain of Ch$42,704 million in the sub-item net gains on trading derivatives compared to a loss of Ch$162,183 million in 2020. Movements in foreign currency and interest rates affect this line item because it includes the valuation adjustments of our derivatives classified as trading. After a sharp depreciation of the peso at the end of 2019 and during the initial months of 2020, the peso strengthened significantly during the rest of the year. The Central Bank exchange rate appreciated 4.5% in 2020, which led to a net gain from trading of derivatives. From the peak on March 20, 2020 to December 31, 2020 the peso appreciated 18.0% compared to the US dollar. Regarding rates, after an initial sell-off of Chilean bonds during the initial period of the pandemic, rates across the yield curve descended sharply and stabilized. This volatility resulted in important movements in the net gain (loss) from trading derivatives. We use derivatives classified as trading, mainly forwards and cross-currency swaps, to hedge the net foreign currency spot position between short-term assets and short-term liabilities and it includes results from our client foreign currency business, such as the sale of currency derivatives, like forwards. At year end 2019 and throughout 2020, the Bank continued to maintain relatively high levels of short-term dollar liquidity deposited overnight in high rated banks given the social unrest and year-end 2019, followed by the pandemic in 2020. Therefore, in both periods, on average, the Bank had more short-term assets in dollars than short-term liabilities, which was hedged through a short-term foreign currency liability position classified as trading. In 2019, as the peso depreciated, this resulted in a loss in this line item and in 2020, as the peso appreciated, this resulted in a gain in this line item.

(ii)	The 26.7% increase in the gains on the derecognition of financial assets measured at amortized cost, which totaled Ch$80,679 million. This increase was mainly due a decline in local interest rates as yields came down along the whole nominal and UF peso yield curve, that increased the realized gain from these investments, especially in the second quarter of 2020. These investments are mainly comprised of fixed income instruments issued by the Central Bank of Chile and the Republic of Chile.

This was partially offset by:

(iii)	Lower gains from financial assets at fair value through profit or loss, which decreased 85.9% and ended the year at a gain of Ch$1,671 million. In this line item the mark-to-market and interest income of the trading fixed income portfolio are recognized. Although local interest rates remained low, the yield curve steepened as the year progressed, reducing the gain from investments compared to 2019. These investments are also mainly comprised of Chilean Central Bank instruments.

(iv)	In 2020, the Bank repurchased certain bonds at a price below par, resulting in the gain recorded in this line item. Due to the high liquidity this year from the high growth in demand deposits and the Central Bank lines, the repurchasing program was stronger than previous years, and although the gains were not as strong as 2019, it was seen as a medium-term strategy to lower the cost of funds. See “Note 20—Issued Debt Instruments and Other Financial Liabilities—b) Senior Bonds” in the Audited Consolidated Financial Statements.

(v)	The net loss of Ch$36,039 million in the sub-line item others was mainly due to a larger loss from credit value adjustment of our derivative portfolio that is included in this line item. The growth of the Bank’s derivative portfolio and the increase in counterparty risk, caused by the pandemic drove the rise in CVA loss in 2020.

The net result from foreign exchange transactions totaled a gain of Ch$58,997 million in 2020 compared to Ch$279,857 million in 2019.

	Year ended December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch$)
Net profit or loss from foreign currency exchange differences	90,133	(89,893)	(200.3%)
Hedge-accounting derivatives	(27,624)	362,374	(107.6%)
Translation gains and losses over assets and liabilities indexed to foreign currencies, net	(3,512)	7,376	(147.6%)
Net results from foreign exchange gain	58,997	279,857	(78.9%)

Included in these results is the sub-item Net profit or loss from foreign currency exchange differences which includes the mark-to-market of the Bank’s spot position and results from our client foreign currency business, such as currency transactions. The Central Bank exchange rate appreciated 4.5% in 2020 and depreciated 7.0% in 2019, which reflects the gain from our net liability spot position in 2020 versus a net loss for 2019. This is offset by the results from hedge-accounting derivatives and the results from derivatives classified as trading.

Results from the sub-item hedge-accounting derivative are mainly comprised of the mark-to-market of derivatives that are used to mainly hedge the foreign currency risk of our long-term foreign currency funding. Therefore, we generally have a net foreign currency asset position in our hedge-accounting derivatives. These are mainly cross-currency swaps that are accounted under hedge accounting rules. These derivatives produced a loss of Ch$3,512 million in 2020, due to the appreciation of the peso in the 2020.

Finally, the Bank has some assets and liabilities that are in Chilean pesos, but indexed to foreign currency. This position produced a loss in 2020 of Ch$3,512 million.

In order to more easily compare the results from financial transactions, net, we present the following table that separates the results by lines of business for 2020 and 2019.

	Year ended December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch$)
Client treasury products	107,538	101,519	5.9%
Market-making with clients	37,703	37,129	1.5%
Client treasury services	145,222	138,648	4.7%
Sale of loans and charged-off loans	(126)	3,310	(103.8%)
CVA adjustments	(23,216)	(3,957)	486.7%
Financial Management Division and others(1)	27,918	63,691	(56.2%)
Non-client treasury income (loss)	4,576	63,044	(92.7%)
Total financial transactions, net	149,797	201,692	(25.7%)

____________________

(1)	The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Client treasury services totaled Ch$145,222 million, an increase of 4.7% compared to 2019. The results from client treasury products and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2020, the results from client treasury products increased 5.9%. The higher market volatility due to the COVID-19 pandemic led to higher demand for hedging from our Corporate and Middle-market clients. The results from market-making with client services increased 1.5% in 2020, mainly due an improvement in business volumes of tailor-made treasury services and cash management sold to specific corporate clients, even after a strong year in this line item in 2019. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income decreased 92.7% to Ch$4,576 million in 2020 compared to 2019. These results include the income from sale of loans, including charged-off loans, CVA adjustments and the results from our Financial Management Division. The results of the Bank’s Financial Management Division decreased 56.2% to Ch$27,918 million in 2020 compared to 2019. During 2020, the Bank prepaid various bonds and interbank borrowings in foreign currency as cheaper local funding became available from non-interest bearing deposits and Central Bank lines. These liability management exercises included the unwinding of the rate and currency hedges. In some instances, this resulted in an initial loss recognized in this line item, but a cheaper funding cost going forward. This was partially offset by higher results derived from gains on the derecognition of financial assets measured at amortized cost, which totaled Ch$80,679 million in 2020.

The results from the sale of loans totaled a loss of Ch$126 million in 2020 compared to a gain of Ch$3,310 million in 2019 due to lower demand for these sales during the pandemic.

The results from CVAs totaled a loss of Ch$23,216 million. This was mainly due to a loss from CVA adjustments of our derivative portfolio which is included in this line item, since the CVA generated by derivatives taken for hedging and on behalf of clients is not part of client income or part of Financial Management’s profit and loss. The growth of the Bank’s derivative portfolio and the increase in counterparty risk drove the rise in CVA adjustment loss in 2020.

Other Operating Income

	Year ended December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch$)
Income from assets received in lieu of payment	5,934	5,613	5.7%
Release of contingencies provisions	503	-	--%
Other income	1,769	7,388	(76.1%)
Leases	-	-	--%
Income from sale of property, plant and equipment	865	2,456	(64.8%)
Compensation from insurance companies due to damages	702	4,681	(85.0%)
Other	202	251	(19.5%)
Total	8,206	13,001	(36.9%)

Total other operating income decreased by 36.9% in 2020 compared to 2019 and totaled a gain of Ch$8,206 million. This was mainly due to lower income from insurance compensation due to damages as the Bank received compensation for the damages to our branches during the social unrest that affected Chile in October- December of 2019. This was slightly compensated by a release of non-credit contingencies in 2020, and a 5.7% increase in income from assets received in lieu of payment.

Expected Credit Loss Allowance

The following table sets forth certain information relating to our provision for expected credit losses for the years ended 2020 and 2019.

	As of December 31, 2020
	Stage 1		Stage 2		Stage 3
	Individual	Collective	Individual	Collective	Individual	Collective	Total
	(in millions of Ch$)
Commercial loans	(20,055)	(9,617)	(35,861)	(23,410)	(115,730)	(86,016)	(290,691)
Mortgage loans	-	(16,603)	-	5,966	-	(7,636)	(18,273)
Consumer loans	-	(19,024)	-	18,914	-	(161,466)	(161,576)
Contingent loans	(1,335)	1,600	(1,624)	(4,023)	14	(423)	(5,789)
Loans and AR at FVOCI	(1,253)	-	-	-	-	-	(1,253)
Debt at FVOCI	-	(682)	-	-	-	-	(682)
Total Expected credit losses allowance	(22,643)	(44,326)	(37,485)	(2,552)	(115,716)	(255,543)	(478,264)

	As of December 31, 2019
	Stage 1		Stage 2		Stage 3
	Individual	Collective	Individual	Collective	Individual	Collective	Total
	(in millions of Ch$)
Commercial loans	(3,002)	(4,930)	(10,469)	(8,686)	(79,501)	(33,657)	(140,245)
Mortgage loans	-	(1,177)	-	(4,998)	-	(8,237)	(14,412)
Consumer loans	-	(8,875)	-	(15,280)	-	(145,328)	(169,483)
Contingent loans	45	589	10	24	152	188	1,008
Loans and AR at FVOCI	5	-	-	-	-	-	5
Debt at FVOCI	-	(184)	-	-	-	-	(184)
Total Expected credit losses allowance	(2,952)	(14,577)	(10,459)	(28,940)	(79,349)	(187,034)	(323,311)

For the year ended December 31, 2020 provisions for expected credit loss totaled Ch$478,264 million and increased 47.9% compared to 2019. This rise was mainly due to growth of our loan book and an increase in expected losses driven by the economic slowdown as the COVID-19 pandemic forced many cities into lockdown. In April, the Bank completed a calibration of parameters, resulting in additional allowance for Ch$2,066 million. Additionally, with current COVID-19 infection rates having increased and continued high levels of uncertainty in the macro-economic outlook and to address a potential lag in defaults, the Bank’s management has determined to recorded overlay or post-model adjustments overlays for an amount of Ch$59,000 million, wherein Ch$29,000 million addressed macroeconomics’ variables and Ch$30,000 million associated to expected behavior of Fogape loans. The table below breaks down these results by main product item:

	Year ended December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch$)
Commercial loans	(290,691)	(140,245)	107.3%
Mortgage loans	(18,273)	(14,412)	26.8%
Consumer loans	(161,576)	(169,483)	(4.7%)
Contingent loans	(5,789)	1,008	--%
Loans and AR at FVOCI	(1,253)	5	--%
Debt at FVOCI	(682)	(184)	270.7%
Total Provision For Loan Losses	(478,264)	(323,311)	47.9%

Provisions for expected credit losses of our commercial loans totaled Ch$290,691 million for the year ended December 31, 2020 and increased 107.3% compared to 2019. This segment has been the most affected by the lockdowns, increasing the risk of default and the transfer of clients to Stage 2. There was also a rise in write-offs of companies who were not able to withstand the effects of the pandemic. The strong growth in loan growth in commercial loans during the year mainly came from Fogape loans, which were state-guaranteed loans mainly given to SMEs in order to help them cope with the lower economic activity due to the Covid-19 pandemic. The Bank decided to be prudent and increased provisioning for these loans with an overlay of Ch$30,000 million specifically for these loans, under Stage 2 for those loans analyzed on a collective basis.

Provisions for expected credit losses for mortgage loans totaled an expense of Ch$18,273 million for the year ended December 31, 2020, compared to an expense of Ch$14,412 million in 2019. Mortgage loans increased 10.2% in 2020 compared to 2019. Mortgage loans had good payment behavior despite the pandemic, as at the peak almost half of this portfolio was under a grace period. The lower economic growth increased provisions in all stages, except Stage 2, where provisions were released due to the healthy payment behavior. It is important to note that the majority of grace periods ended in October and November 2020, and almost all of clients were back on track paying on time. In June 2020, the Bank decided to take an overlay due to the deterioration of macroeconomic variables, and assigned Ch$11,600 million under Stage 1.

The provisions for expected credit losses for consumer loans totaled a charge of Ch$161,576 million and decreased 4.7% in 2020 compared to 2019. Although the 3-month grace periods were given out at the beginning of the COVID-19 pandemic (the majority in April and May), around 12% of this loan book took advantage of this relief program. During the year, as these loans began repaying once again, there was no increase in overdue loans, and provisions from Stage 2 were released. It is important to note that the consumer portfolio also contracted in 2020, as there was lower demand for these types of products due to the high liquidity of households after the government approved various initiatives, including pension fund withdrawals. Regardless of other factors, if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial recognition and consumer loans are written off after 6 months. These positive trends in the risk of our consumer loan portfolio may reverse if the economy continues to decelerate and unemployment rises in 2021. In June 2020 the Bank decided to take an overlay due to the deterioration of macroeconomic variables, and assigned a total of Ch$17,400 million to a specific group of operations in the following manner: Ch$10,700 million to specific operations under Stage 1 and $6,700 million to specific operations under Stage 2.

Recoveries on loans previously charged-off decreased 9.4% in 2020 compared to 2019. The pandemic limited recovery efforts during 2020. The following table shows recoveries of loans previously charged-off by type of loan.

	Year ended December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	39,373	42,432	(7.2%)
Residential mortgage loans	9,584	13,652	(29.8%)
Commercial loans	25,969	26,629	(2.5%)
Total recoveries	74,926	82,713	(9.4%)

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions as disclosed in “Note 29—Net Income (Expense) from Financial Operations” of our Audited Consolidated Financial Statements. The following table sets forth information about our sale of charged-off loans for the year ended December 31, 2020 and 2019.

	Year ended December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch$)
Gains (losses) on sale of loans previously charged-off	(110)	3,248	(103.4%)

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Year ended December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch$)
Retail banking	(317,050)	(279,969)	13.2%
Middle-market	(109,999)	(38,746)	183.9%
Corporate Investment banking	(51,097)	224	--%
Other	(118)	(4,820)	(97.6%)
Total provisions, net	(478,264)	(323,311)	47.9%

Net provisions expense from retail banking increased 13.2% in 2020 compared to 2019. This was mainly driven by higher provisions for SMEs due in part to the loan growth in this segment through FOGAPE loans and an increase in expected loss of this portfolio due to the pandemic and slower economic growth.

Net provision expense from the Middle-market segment increased 183.9% in 2020 due to the rise in the expected loss of this portfolio and the increase in write-offs of commercial loans in this segment as a result of the COVID-19 pandemic lockdowns and lower economic growth.

Net provision expense from Corporate Investment banking totaled an expense of Ch$51,097 million compared to a release of Ch$224 million in 2019. This is mainly due to the rise in the expected loss of this portfolio as a result of the COVID-19 pandemic lockdowns and lower economic growth.

Total provisions, net included in Others totaled an expense of Ch$118 million, 97.6% lower than in 2019. This difference is explained by a change in the way the effects of the exchange rate over provision expenses are recognized. In 2020, the impact of foreign currency movements on provision expenses and the corresponding hedge was included in Financial Transactions, net.

We believe that our loan loss allowances are currently adequate for all known and expected credit losses.

Operating Expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2020 and 2019.

	Year ended December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch$)
Personnel salaries and expenses	(408,670)	(410,157)	(0.4%)
Administrative expenses	(250,450)	(233,612)	7.2%
Depreciation and amortization	(109,426)	(106,092)	3.1%
Impairment	(638)	(2,726)	(76.6%)
Other operating expenses	(77,806)	(49,303)	57.8%
Total operating expenses	(846,990)	(801,890)	5.6%
Efficiency ratio(1)	41.9%	41.8%

____________________

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, financial transactions, net and other operating income.

Operating expenses in the year ended December 31, 2020 increased 5.6% compared to the corresponding period in 2019. The efficiency ratio was 41.9% in 2020 and 41.8% in 2019.

The 0.4% decrease in personnel salaries and expenses was mainly due to a decrease in variable incentives, severance payments, training and other benefits that decreased 6.9%, while salary costs only grew by 1.9%. Headcount decreased 6.5% in 2020, ending the year at 10,470 employees in the Bank.

Administrative expenses increased 7.2% in the year ended December 31, 2020 compared to the corresponding period in 2019, mainly due to higher IT and communications costs, as many of our employees worked from home and new systems that would work remotely were implemented. The Bank also continued to invest in IT to develop the Bank’s digital services and back-office platform, which is allowing the Bank to consolidate the branches and create efficiencies in the long-term. IT investments include: (i) SuperDigital, a mobile app, which provides non-banked clients access to transactional banking services with a digital prepaid debit and credit card, (ii) Santander Life, a digital banking service that rewards clients for positive credit and saving behavior through the accumulation of “Merits”, which results in reduced interest rates on loan products, (iii) Klare, a digital open platform being developed for selling insurances products, (iv) other digital processes for back office functions and (v) the opening and transformation of branches into the new WorkCafé format. As of December 31, 2020, the Bank had a total of 358 branches, 59 of which were in the WorkCafé format. The table below provides a breakdown of the Bank’s branch network during the periods indicated.

	Year ended December 31,		% Change
	2020	2019	2020/2019
Traditional branches	273	279	(2.2%)
Middle-market centers	7	7	0.0%
Santander Select	19	38	(50.0%)
WorkCafés	59	53	11.3%
Total branches	358	377	(5.0%)
Total ATMs (including depositary ATMs)	1,199	1,088	10.2%

Depreciation and amortization expense increased 3.1% in 2020 compared to 2019. This increase was mainly due to a higher depreciation of fixed assets in the period.

In 2020, impairment expenses totaled Ch$638 million, a 76.6% decrease compared to the previous year as there was a strong impairment of fixed assets as a result of the social unrest that affected Chile in October and November 2019.

Other operating expenses were Ch$77,806 million in 2020, an increase of 57.8% compared to 2019. This was mainly due to higher provisions for contingencies due to the effects of COVID-19. This increase in other operating expenses also reflects the increase in insurance premiums the Bank must pay to cover for vandalism and cyber fraud losses. See “Note 35—Other Operating Income and Expenses” to our Audited Consolidated Financial Statements for more detail on Other operating expenses.

The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment. These amounts exclude impairment and other operating expenses.

	Year ended December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch$)
Retail banking	(596,464)	(575,511)	3.6%
Middle-market	(91,132)	(97,054)	(6.1%)
Corporate Investment banking	(72,715)	(65,343)	11.3%
Other	(8,235)	(11,953)	(31.1%)
Total personnel, administrative expenses, depreciation and amortization(1)	(768,546)	(749,861)	2.5%

____________________

(1)	Excludes impairment and other operating expenses.

By business segment, the 2.5% increase in costs excluding impairment and other operating expenses in 2020 compared to the corresponding period in 2019 was mainly due to a rise in cost in the Retail and Corporate Investment Banking segments. This rise in costs was driven by the increase in administrative expenses explained above, which mainly impacted retail banking where the majority of the Bank’s employees work. Higher costs were also driven by higher IT investments across all business segments and the costs of branch transformations in Retail banking.

Income tax

	Year ended December 31,		% Change
	2020	2019	2020/2019
	(in millions of Ch$)
Net income before tax	695,263	794,688	(8.9%)
Income tax expense	(142,533)	(175,074)	(18.6%)
Effective tax rate(1)	20.5%	22.0%

____________________

(1)	The effective tax rate is the income tax expense divided by net income before tax.

Total income tax expense by the Bank in 2020 was Ch$142,533 million, an 18.6% decrease compared to 2019. Net income before tax decreased 8.9%. The Bank paid an effective tax rate of 20.5% in 2020 compared to 22.0% in 2019. The statutory corporate tax rate in Chile in both 2020 and 2019 was 27%. The Bank usually pays a lower effective tax rate than the statutory rate since in our Chilean tax books we must re-measure capital each year for the variation in CPI inflation and this produces a tax loss. In 2020 the Bank also booked a lower effective tax rate compared to 2019 due larger gains from the sale of Chilean Treasury instruments that are not subject to income tax. See “Note 16—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

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

As of December 31, 2020, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2020	(in millions of Ch$)
Obligations under repurchase agreements	-	969,808	-	-	969,808	-	-	-	-	969,808
Checking accounts, time deposits and other time liabilities(1)	15,082,442	5,843,682	2,912,985	1,434,246	25,273,355	163,053	44,384	23,523	230,960	25,504,315
Financial derivatives contracts	-	386,690	445,376	931,358	1,763,424	1,552,482	1,708,509	3,994,245	7,255,236	9,018,660
Interbank borrowings	16,832	238,414	222,992	855,434	1,333,672	1,140,426	3,854,501	-	4,994,927	6,328,599
Issue debt instruments	-	344,732	447,117	343,155	1,135,005	1,813,341	2,499,560	2,756,271	7,069,172	8,204,177
Obligations for lease agreements	-	-	-	25,526	25,526	44,933	35,679	43,447	124,059	149,585
Other financial liabilities(2)	144,478	38,148	1,375	27	184,028	89	105	96	290	184,318
Subtotal	15,243,752	7,821,474	4,029,845	3,589,746	30,684,818	4,714,324	8,142,738	6,817,582	19,674,644	50,359,462
Contractual interest payments(3)	86,195	18,938	72,710	242,462	420,305	143,531	137,902	25,676	307,109	727,413
Total	15,329,947	7,840,412	4,102,555	3,832,209	31,105,122	4,857,855	8,280,640	6,843,258	19,981,753	51,086,875

____________________

(1)	Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.

(2)	Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.

(3)	The table above includes future cash interest payments. For variable rate obligations, we assume the same rate as the last rate known. Various of the payment obligations in the table above are variable debt instruments, since they are denominated in UF, for which we have estimated a long-term inflation rate equal to 3%, which is at the center of the Central Bank’s long-term inflation target. No exclusions requiring further explanation have been made in this table.

Obligations for lease agreements

Certain bank premises and equipment are leased and the scheduled maturities of obligations for lease agreements as of December 31, 2020 were as follows:

As of December 31, 2020
(in millions of Ch$)
Due within 1 year	25,526
Due after 1 year but within 2 years	23,461
Due after 2 years but within 3 years	21,472
Due after 3 years but within 4 years	19,343
Due after 4 years but within 5 years	16,336
Due after 5 years	43,447
Total	149,585

Other Commercial Commitments

As of December 31, 2020, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
Other Commercial Commitments	(in millions of Ch$)
Performance guarantee	114,653	181,399	437,835	303,165	46,971	6,620
Foreign letters of credit confirmed	18,247	48,056	16,163	313	—	—
Letters of credit issued	42,089	83,764	36,201	3,065	—	—
Personal guarantees	33,588	29,958	367,164	10,798	—	—
Total other commercial commitments	208,577	343,177	857,363	317,341	46,971	6,620

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

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of December 31, 2020 and 2019 as required by Chilean regulation.

	Consolidated assets as of		Risk-weighted assets(1)
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	(Ch$ million)
Asset Balance (Net of allowances)
Cash and deposits in bank	2,803,228	3,554,520	—	—
Unsettled transactions	452,963	355,062	173,466	112,948
Trading investments	133,718	270,204	14,655	26,825
Investments under resale agreements	—	—	—	—
Financial derivative contracts(2)	2,742,701	1,355,786	1,602,495	964,623
Interbank loans	18,920	14,833	15,250	14,833
Loans and accounts receivables from customers	33,413,429	31,823,735	26,651,340	27,316,050
Available-for-sale investments	7,162,542	4,010,272	618,908	258,958
Investments in other companies	10,770	10,467	10,770	10,467
Intangibles assets	82,537	73,389	82,537	73,389
Property, plant and equipment	187,240	197,833	187,240	197,833
	201,611	210,500	201,611	210,500
Current taxes	—	11,648	—	1,165
Deferred taxes	538,118	462,867	53,812	46,287
Other assets	1,236,376	1,434,308	1,233,016	1,421,361
Off-balance sheet assets
Contingent loans	4,378,214	4,938,194	2,615,644	2,823,713
Total	53,362,428	48,723,618	33,460,744	33,478,952

			Ratio
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	(Ch$ million)		(in %)
Core capital(3)	3,567,916	3,390,823	6.69	6.96
Regulatory capital(4)	5,134,843	4,304,401	15.37	12.86

____________________

(1)	As required by local regulations.

(2)	Derivatives are shown as required by Chapter 12-1 RAN of Chilean Bank GAAP guidelines

(3)	As a percentage of total assets.

(4)	As a percentage of risk weighted assets (BIS ratio).

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

a) Financial Assets Held For Trading / Trading Investments

	As of December 31,
	2020	2019	2018
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	419	1,952	22,947
Other Chilean Central Bank and government securities	—	268,252	48,211
Subtotal	131,827	270,204	71,158
Other Chilean Securities
Chilean corporate bonds	1,472	—	—
Subtotal	1,472	—	—
Foreign securities
Other foreign financial instruments	—	—	5,883
Subtotal	—	—	5,883
Investments in mutual funds	—	—	—
Subtotal	—	—	—
Total	133,718	270,204	77,041

b) Debt instruments at fair value through other comprehensive income (FVOCI) - under IFRS 9

As of December 31, 2020, 2019 and 2018, the debt instruments at fair value through other comprehensive income (FVOCI) in accordance with IFRS 9 are as follows:

	As of December 31,
	2020	2019	2018
	(in millions of Ch$)
Chilean central bank and government securities
Chilean central bank bonds	—	272,802	657,096
Chilean central bank notes	1,008,450	1,186,724	56,719
Other Chilean central bank and government securities	5,344,910	1,908,031	1,207,221
Subtotal	6,353,360	3,367,557	1,921,036
of which sold under repurchase agreement	969,409	379,294	16,109
Other Chilean securities
Time deposits in Chilean financial institutions	299	398	2,693
Mortgage finance bonds of Chilean financial institutions	14,022	16,748	19,227
Other instruments issued in the country	2,410	2,410	2,907
Subtotal	16,731	19,556	24,827
of which sold under repurchase agreement	399	131	128
Foreign financial securities
Foreign Central Banks and Government securities	269,803	197,685	280,622
Other foreign financial securities	522,648	425,474	167,838
Subtotal	792,451	623,159	448,460
of which sold under repurchase agreement	—	—	—
Total	7,162,542	4,010,272	2,394,323

Analysis of investments

The following table sets forth an analysis of our investments as of December 31, 2020 by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
As of December 31, 2020	(in millions of Ch$, except rates)
Financial Assets Held For Trading / Trading Investments
Central Bank and Government Securities
Central Bank bonds	349	0.33	70	0.83	—	—	—	—	419	0.41
Central Bank notes	—	—	—	—	—	—	—	—	—	—
Central Bank and government securities	3,460	1.32	17,348	1.25	105,813	1.88	5,206	3.20	131,827	1.84
Subtotal	3,809	0.00	17,418	0.00	105,813	0.00	5,206	0.00	132,246	0.00
Other Chilean Securities	—	—	—	—	—	—	—	—	—	—
Time deposits in Chilean financial institutions	—	—	—	—	—	—	—	—	—	—
Mortgage bonds of Chilean financial institutions	—	—	—	—	—	—	—	—	—	—
Chilean financial institutions bonds	—	—	—	—	—	—	—	—	—	—
Chilean corporate bonds	—	—	1,472	3.50	—	—	—	—	1,472	3.50
Other Chilean securities	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	1,472	—	—	—	—	—	1,472	—
Foreign Financial Securities	—	—	—	—	—	—	—	—	—	—
Other foreign financial instruments	—	—	—	—	—	—	—	—	—	—

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
As of December 31, 2020	(in millions of Ch$, except rates)
Subtotal	—	—	—	—	—	—	—	—	—	—
Investment in mutual funds	—	—	—	—	—	—	—	—	—	—
Mutual funds administered by related parties	—	0.03	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—	—

Debt instruments at FVOCI
Central Bank bonds	—	—	—	—	—	—	—	—	—	—
Central Bank notes	1,008,450	0.02	—	—	—	—	—	—	1,008,450	0.02
Central Bank and government securities	92,295	0.43	2,332,326	1.18	2,920,289	1.67	—	—	5,344,910	1.44
Subtotal	1,100,744	—	2,332,326	—	2,920,289	—	—	—	6,353,360	—
Other Chilean Securities	—	—	—	—	—	—	—	—	—	—
Time deposits in Chilean financial institutions	299	0.24	—	—	—	—	—	—	299	0.24
Mortgage bonds of Chilean financial institutions	20	3.98	4,440	3.72	7,204	3.49	2,359	3.91	14,022	3.63
Chilean financial institutions bonds	—	—	—	—	—	—	—	—	—	—
Chilean corporate bonds	—	—	—	—	—	—	—	—	—	—
Other Chilean securities	193	0.05	—	—	—	—	2,217	—	2,410	0.05
Subtotal	512	—	4,440	—	7,204	—	4,576	—	16,731	—
Other financial securities	—	—	—	—	—	—	—	—	—	—
Central Bank and Government Foreign Securities	—	—	—	—	269,803	—	—	—	269,803	—
Other Foreign financial securities	94,122	0.20	248,001	2.45	180,525	2.60	—	—	522,648	2.27
Subtotal	94,122	—	248,001	—	450,328	—	—	—	792,451	—
Total	1,195,378	—	2,584,767	—	3,377,820	—	4,576	—	7,162,542	—

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

The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO now uses as its liquidity portfolio those defined by the FMC and the Chilean Central Bank, which are in line with those established in BIS III. As of December 31, 2020, the breakdown of the Bank’s liquid assets by levels was the following:

	December 31, 2020	December 31, 2019
	(Ch$ million)	(Ch$ million)
Balance as of:
Cash and cash equivalent	988,320	1,305,534
Level 1 liquid assets (1)	2,490,810	2,452,599
Level 2 liquid assets (2)	12,681	15,105
Total liquid assets	3,491,811	3,773,238

____________________

(1)	Includes instruments issued by the Central Bank of Chile or other central banks with a AAA rating, instruments issued by the Chilean government or other sovereign with a AAA rating and instruments issued by development banks with a AAA rating. Assets encumbered through repurchase agreements are deducted from the liquidity portfolio including those left as collateral under the FCIC funding program with the Central Bank of Chile.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Chilean Central Bank’s repo window.

	December 31, 2020	December 31, 2019
	(Ch$ million)	(Ch$ million)
Average balance as of:
Cash and cash equivalent	1,161,367	1,618,667
Level 1 liquid assets (1)	3,164,890	2,674,995
Level 2 liquid assets (2)	13,311	16,927
Total liquid assets	4,339,568	4,309,589

____________________

(1)	Includes instruments issued by the Central Bank of Chile or other central banks with a AAA rating, instruments issued by the Chilean government or other sovereign with a AAA rating and instruments issued by development banks with a AAA rating. Assets encumbered through repurchase agreements are deducted from the liquidity portfolio including those left as collateral under the FCIC funding program with the Central Bank of Chile.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Chilean Central Bank’s repo window.

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

The Central Bank also requires us to comply with the following liquidity limits:

•	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our Shareholders’ equity. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2020 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 57%, thus resulting in our compliance.

•	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our Shareholders’ equity. At December 31, 2020 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 11%, as the Bank had more foreign currency assets than liabilities for the calculation of this limit.

•	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our Shareholders’ equity. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2020 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 45%, thus resulting in our compliance.

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

	Year ended December 31,
	2020	2019	2018
	Millions of Ch$
Net cash (used in) provided by operating activities	(819,993)	1,855,586	1,022,492

Our operating activities used cash for Ch$819,993 million in 2020, mainly due to higher redemption of senior bonds and payments of interest and decrease of obligations with foreign banks as the Financial Management division was more active prepaying bonds as the Bank had access to cheaper funding through the Central Bank. There was also a decrease in time deposits and liabilities, which was partially offset by an increase of debits in customers checking accounts.

Our operating activities generated cash of Ch$1,855,586 million in 2019, mainly due to the rise in debits in customer checking accounts and the issuance of senior bonds. This was compensated by the growth of loans and financial investments.

	Year ended December 31,
	2020	2019	2018
	Millions of Ch$
Net cash (used in) provided by investment activities	(70,105)	(141,790)	(91,565)

In 2020, the Bank’s investment activities consumed cash in an amount of Ch$70,105 million mainly due to purchases of property, plant and equipment, as well as intangible assets. This was partly compensated by the sale of some fixed assets.

In 2019, the Bank’s investment activities consumed cash in an amount of Ch$141,790 million mainly due to the purchase of Santander Consumer Finance S.A.

	Year ended December 31,
	2020	2019	2018
	Millions of Ch$
Net cash provided by (used in) financing activities	102,090	(385,286)	(423,611)

In 2020, net cash provided in financing activities was Ch$102,090 million due to the placement of subordinated bonds, which amounted to a cash increase of Ch$475,390 million. This was partially offset by the annual dividend payment. In 2019 and 2018, the net cash used in financing activities can be explained by the Bank’s annual dividend payment each year.

Deposits and Other Borrowings

The following table sets forth our average balance of liabilities for the years ended December 31, 2020, 2019 and 2018, in each case together with the related average nominal interest rates paid thereon.

	2020			2019			2018
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	138,671	0.2%	2.5%	120,896	0.3%	2.5%	117,885	0.3%	2.7%
Time deposits	14,248,478	25.5%	1.2%	13,779,534	31.9%	2.6%	13,154,916	35.3%	2.8%
Central Bank borrowings	2,881,600	5.2%	0.0%	-	0.0%	0.0%	4	0.0%	6.0%
Repurchase agreements	243,280	0.4%	0.8%	414,951	1.0%	2.5%	291,913	0.8%	2.3%
Mortgage finance bonds	14,580	0.0%	7.6%	20,923	0.0%	7.7%	28,685	0.1%	8.0%
Other interest bearing liabilities	11,202,635	20.1%	4.2%	11,261,529	26.1%	4.8%	9,401,475	25.3%	4.8%
Subtotal interest-bearing liabilities	28,729,244	51.5%	2.2%	25,597,833	59.2%	3.5%	22,994,878	61.8%	3.6%
Non-interest bearing liabilities
Non-interest bearing deposits	10,403,347	18.6%		7,466,991	17.3%		6,763,546	18.2%
Derivatives	9,793,162	17.5%		4,165,330	9.6%		2,020,857	5.4%
Other non-interest bearing liabilities	3,171,540	5.7%		2,549,130	5.9%		2,170,906	5.8%
Shareholders’ equity	3,734,243	6.7%		3,450,729	8.0%		3,263,155	8.8%
Subtotal non-interest bearing liabilities	27,102,291	48.5%		17,632,180	40.8%		14,218,464	38.2%
Total liabilities	55,831,535	100.0%		43,230,013	100.0%		37,213,342	100.0%

Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 44.2% of our average total liabilities and shareholders’ equity in 2020. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at December 31, 2020, 2019, 2018, 2017 and 2016.

	2020	2019	2018	2017	2016
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	11,342,648	8,093,108	6,794,132	6,272,656	6,144,688
Other deposits and demand accounts	1,583,183	741,103	709,711	590,221	564,966
Other demand obligations	1,635,062	1,463,221	1,237,574	905,289	829,661
Subtotals	14,560,893	10,297,432	8,741,417	7,768,166	7,539,315
Time deposits and other time deposits
Time deposits	10,421,872	13,064,932	12,944,846	11,792,466	13,031,319
Time saving accounts	153,330	123,787	118,587	116,179	116,451
Other time deposits	6,589	4,098	4,386	5,300	3,939
Subtotals	10,581,791	13,192,817	13,067,819	11,913,945	13,151,709
Total deposits and other commitments	25,142,684	23,490,249	21,809,236	19,682,111	20,691,024

Maturity of Interest Bearing Deposits

The following table sets forth information regarding the currency and maturity of our interest bearing deposits as of December 31, 2020, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Currencies	Total
Demand deposits	0.04%	0.51%	0.02%	0.06%
Savings accounts	0.03%	30.63%	0.00%	1.45%
Time deposits:
Maturing within 3 months	80.88%	20.14%	93.46%	80.03%
Maturing after 3 but within 6 months	14.79%	1.74%	5.54%	12.73%
Maturing after 6 but within 12 months	3.80%	7.84%	0.97%	3.55%
Maturing after 12 months	0.45%	39.15%	0.02%	2.18%
Total time deposits	99.93%	68.86%	99.98%	98.49%
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of our outstanding time as of December 31, 2020.

	Ch$	UF	Foreign Currencies	Total
		(in millions of Ch$)
Time deposits:
Maturing within 3 months	6,820,331	99,144	1,548,819	8,468,294
Maturing after 3 but within 6 months	1,247,178	8,549	91,729	1,347,456
Maturing after 6 but within 12 months	320,437	38,588	16,135	375,160
Maturing after 12 months	37,986	192,725	251	230,962
Total time deposits	8,425,932	339,006	1,656,934	10,421,872

Short-term Borrowings

The principal categories of our short-term borrowings are repurchase agreements and interbank borrowings. The table below presents the amounts outstanding at each year-end indicated and the weighted-average nominal interest rate for each such year by type of short-term borrowing.

	2020		2019		2018
	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted -Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate
		(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	969,808	0.9%	380,055	2.4%	48,545	2.5%
Obligations with the Central Bank	4,959,260	0.5%	—	—	—	—
Loans from domestic financial institutions	217,102	1.0%	143,865	—	—	—
Foreign obligations	1,116,570	1.4%	1,985,773	2.8%	1,648,955	2.5%
Total short-term borrowings	7,262,740	0.7%	2,509,693	2.6%	1,697,500	2.5%

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	2020		2019		2018
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	243,280	0.8%	414,951	2.5%	291,913	2.3%
Obligations with the Central Bank	2,881,600	0.0%	—	—	4	6.0%
Loans from domestic financial institutions	120,002	0.0%	270	—	80	—
Foreign obligations	1,860,825	5.2%	1,903,862	2.3%	1,462,975	2.3%
Total short-term borrowings	5,105,707	1.9%	2,319,083	2.4%	1,754,972	2.3%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2020 Month-End Balance	Maximum 2019 Month-End Balance	Maximum 2018 Month-End Balance
	(in millions of Ch$)
Obligations arising from repurchase agreements	969,808	527,836	345,927
Obligations with the Central Bank	4,974,125	-	5
Loans from domestic financial institutions	217,102	271,620	164,606
Foreign obligations	2,953,037	3,025,476	1,918,519
Total short-term borrowings	9,114,072	3,824,932	2,429,057

Total Borrowings

	As of December 31, 2020
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	4,959,260	—	4,959,260
Obligations under repurchase agreements	—	969,808	969,808
Mortgage finance bonds (b)	78,870	5,465	84,335
Senior bonds (c)	5,625,431	1,124,558	6,749,989
Mortgage bonds(d)	5,137	84,787	89,924
Subordinated bonds(e)	1,357,539	—	1,357,539
Borrowings from domestic financial institutions	217,102	—	217,102
Foreign borrowings(f)	35,667	1,116,570	1,152,237
Other obligations(g)	290	184,028	184,318
Total borrowings	7,320,036	3,485,216	10,805,252

	As of December 31, 2019
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	—	—	—
Obligations under repurchase agreements	—	380,055	380,055
Mortgage finance bonds (b)	12,489	6,013	18,502
Senior bonds (c)	6,496,011	2,078,202	8,574,213
Mortgage bonds(d)	84,787	5,137	89,924
Subordinated bonds(e)	818,084	—	818,084
Borrowings from domestic financial institutions	127,748	158,855	286,603
Foreign borrowings(f)	262,425	1,970,790	2,233,215
Other obligations(g)	318	226,040	226,358
Total borrowings	7,801,862	4,825,092	12,626,954

	As of December 31, 2018
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	—	—	—
Obligations under repurchase agreements	—	48,545	48,545
Mortgage finance bonds (b)	18,660	6,830	25,490
Senior bonds (c)	6,353,967	844,898	7,198,865
Mortgage bonds(d)	90,088	4,833	94,921
Subordinated bonds(e)	795,956	1	795,957
Borrowings from domestic financial institutions	—	—	—
Foreign borrowings(f)	139,671	1,648,955	1,788,626
Other obligations(g)	9,529	205,871	215,400
Total borrowings	7,407,871	2,759,933	10,167,804

(a) Central Bank credit lines for renegotiations of loans

In response to the COVID-19 pandemic, the Chilean Central Bank has made two lines of credit available to banks to reinforce their liquidity and to fund loans for SMEs with government guarantees. These lines of credit bear interest at the Central Bank’s monetary policy rate (MPR), which was 0.5% as of December 31, 2020.

As of December 31, 2020
(in millions of Ch$)
Due within 1 year	-
Due after 1 year but within 2 years	1.104.759
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	3.854.501
Due after 4 years but within 5 years	-
Due after 5 years	-
Central Bank credit lines for renegotiations of loans	4.959.260

(b) Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

As of December 31, 2020
(in millions of Ch$)
Due within 1 year	5,465
Due after 1 year but within 2 years	8,773
Due after 2 years but within 3 years	9,056
Due after 3 years but within 4 years	9,348
Due after 4 years but within 5 years	9,649
Due after 5 years	42,044
Total mortgage finance bonds	84,335

(c) Senior bonds

The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund assets with similar durations.

	As of December 31,
	2020	2019	2018
	(in millions of Ch$)
Senior Bonds in UF	4,017,708	4,814,604	4,095,741
Senior Bonds in U.S.$	1,263,714	1,649,238	1,094,267
Senior Bonds in CHF	466,738	499,485	386,979
Senior Bonds in Ch$	639,489	1,242,633	1,291,900
Current bonds in AUD	125,781	124,748	24,954
Santander bonds in JPY	68,093	77,797	191,598
Senior bonds in EUR	168,466	165,708	113,426
Total senior bonds	6,749,989	8,574,213	7,198,865

The maturities of these bonds are as follows:

As of December 31, 2020
(in millions of Ch$)
Due within 1 year	1,124,558
Due after 1 year but within 2 years	1,047,241
Due after 2 years but within 3 years	742,081
Due after 3 years but within 4 years	1,228,524
Due after 4 years but within 5 years	1,250,897
Due after 5 years	1,356,688
Total bonds	6,749,989

In 2020, the Bank issued bonds for UF 1,996,000 and USD 742,500,000 as detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
W1	UF	1,996,000	5 yr. 3 months	1.55%	01-12-2019	2,000,000	01-06-2020
Total UF		1,996,000				2,000,000
USD Bond	USD	742,500,000	5 yr.	2.70%	07-01-2020	750,000,000	07-01-2025
Total USD		742,500,000				750,000,000

(d) Mortgage bonds

These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80.0% and a debt servicing ratio of the client lower than 20.0%. All outstanding mortgage bonds are UF denominated.

The maturities of our mortgage bonds are as follows:

	As of December 31,
	2020	2019
	(in millions of Ch$)
Due within 1 year	5,465	5,137
Due after 1 year but within 2 years	8,773	8,248
Due after 2 year but within 3 years	9,056	8,514
Due after 3 year but within 4 years	9,348	8,788
Due after 4 year but within 5 years	9,649	9,072
Due after 5 years	42,044	50,165
Total mortgage bonds	84,335	89,924

During 2020, the Bank did not place any mortgage bonds.

(e) Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2020	2019	2018
	(in millions of Ch$)
Subordinated bonds linked to the Ch$	202,634	—	1
Subordinated bonds linked to the U.S.$	—	—	—
Subordinated bonds linked to the UF	1,154,905	818,084	795,956
Total subordinated bonds	1,357,539	818,084	795,957

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2020
(in millions of Ch$)
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	1,357,539
Total subordinated bonds	1,357,539

During 2020, the Bank issued the following subordinated bonds.

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
USD Bond	USD	200,000,000	10 yr.	3.79%	21-01-220	200,000,000	21-01-2030
Total USD		200,000,000				200,000,000
USTDH20914	UF	3,000,000	14 yr. 5 months	3.00%	01-09-2014	3,000,000	01-09-2034
USTDH30914	UF	3,000,000	19 yr. 5 months	3.15%	01-09-2014	3,000,000	01-09-2039
USTDW20320	UF	5,000,000	15 yr. 3 months	3.50%	01-03-2020	5,000,000	01-09-2035
Total UF		11,000,000				11,000,000

(f) Foreign borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of December 31, 2020
(in millions of Ch$)
Due within 1 year	1,116,570
Due after 1 year but within 2 years	35,667
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 5 years	—
Total loans from foreign financial institutions	1,152,237

(g) Other obligations

Other obligations are summarized as follows:

As of December 31, 2020
Ch$ millions
Long term obligations
Due after 1 years but within 2 years	42
Due after 2 years but within 3 years	47
Due after 3 years but within 4 years	50
Due after 4 years but within 5 years	55
Due after 5 years	96
Long-term financial obligations subtotals	290
Short term obligations:
Amounts due to credit card operators	134,790
Acceptance of letters of credit	1,460
Other long-term financial obligations, short-term portion	47,778
Short-term financial obligations subtotals	184,028
Other financial obligations totals	184,318

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

The following table presents the Bank’s outstanding contingent loans as of December 31, 2020, 2019 and 2018:

	As of December 31,
	2020	2019	2018
	(in millions of Ch$)
Letters of credit issued	165,119	140,572	223,420
Foreign letters of credit confirmed	82,779	70,192	57,038
Performance guarantee	1,090,643	1,929,894	1,954,205
Personal guarantee	441,508	451,950	133,623
Total contingent liabilities	1,780,049	2,592,608	2,368,286
Lines of credit with immediate availability	8,391,414	8,732,422	8,997,650
Other irrevocable obligation	406,234	485,991	327,297
Total loan commitments	10,577,697	9,218,413	9,324,947
Totals	8,797,648	11,811,021	11,693,233

Asset and Liability Management

Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	(in millions of Ch$)
Land and Buildings	5,720	10,065	30,396
Machinery, Systems and Equipment	25,237	33,302	27,697
Furniture, Vehicles, Other(1)	7,586	7,602	8,646
Total	38,543	50,969	66,739

____________________

(1)	Includes assets ceded under operating leases.

The decrease in capital expenditures in 2020 was due to lower fixed asset investments during the pandemic. We continued to invest in the digital transformation of the front and back offices, and new digital products and branch security measures.

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

Average Balances, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances for interest-earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances for us on an unconsolidated basis. Such average balances are presented in Chilean pesos, UFs and in foreign currencies (principally U.S. dollars). Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2020, 2019 and 2018.

	For the year ended December 31,
	2020			2019			2018
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Ave rage Nominal Rate
Assets
Interest earning assets
Deposits in Central Bank
Ch$	800,147	648	0.1%	496,804	822	0.2%	451,805	5,930	1.3%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	800,147	648	0.1%	496,804	822	0.2%	451,805	5,930	1.3%
Financial investments (1)
Ch$	3,181,194	55,005	1.7%	1,571,480	36,695	2.3%	1,490,010	64,839	4.4%
UF	1,246,124	33,941	2.7%	877,872	17,547	2.0%	826,333	35,573	4.3%
Foreign currency	1,735,842	18,099	1.0%	958,466	10,519	1.1%	677,343	10,616	1.6%
Total	6,163,159	107,044	1.7%	3,407,818	64,761	1.9%	2,993,686	111,028	3.7%
Commercial Loans
Ch$	7,484,216	414,119	5.5%	6,668,248	459,659	6.9%	6,651,575	461,343	6.9%
UF	6,625,490	368,774	5.6%	6,075,706	374,361	6.2%	5,553,732	357,932	6.4%
Foreign currency	3,239,259	131,554	4.1%	2,974,697	134,925	4.5%	2,852,514	116,991	4.1%
Total	17,348,965	914,447	5.3%	15,718,651	968,945	6.2%	15,057,821	936,266	6.2%
Consumer loans
Ch$	4,889,877	568,864	11.6%	5,023,394	643,526	12.8%	4,288,778	585,064	13.6%
UF	15,201	1,081	7.1%	18,003	1,273	7.1%	19,517	1,470	7.5%
Foreign currency	41,836	—	—%	65,880	—	—%	55,440	—	—%
Total	4,946,915	569,946	11.5%	5,107,277	644,799	12.6%	4,363,735	586,534	13.4%
Mortgage loans
Ch$	3,495	45	1.3%	4,938	67	1.4%	6,826	106	1.5%
UF	11,887,610	637,911	5.4%	10,581,292	633,871	6.0%	9,497,908	597,548	6.3%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	11,891,105	637,956	5.4%	10,586,230	633,938	6.0%	9,504,734	597,654	6.3%

	For the year ended December 31,
	2020			2019			2018
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Ave rage Nominal Rate
Interbank loans
Ch$	3,709	36	1.0%	35,415	1,263	3.6%	35,178	897	2.6%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	3,709	36	1.0%	35,415	1,263	3.6%	35,178	897	2.6%
Investment agreements to resell
Ch$	(3,069)	290	(9.5%)	14,638	1,481	10.1%	11,564	1,341	11.6%
UF	342	—	—%	149	42	27.9%	380	—	—%
Foreign currency	4,485	—	—%	—	—	—%	—	—	—%
Total	1,758	290	16.5%	14,787	1,523	10.3%	11,944	1,341	11.2%
Threshold (2)
Ch$	374,624	163	0.0%	95,994	372	0.4%	83,959	590	0.7%
UF	148,612	—	—%	4	—	—%	4	—	—%
Foreign currency	560,394	1,796	0.3%	387,273	4,958	1.3%	257,337	4,077	1.6%
Total	1,083,630	1,959	0.2%	483,271	5,330	1.1%	341,300	4,667	1.4%
Total interest earning assets
Ch$	16,734,192	1,039,172	6.2%	13,910,911	1,143,885	8.2%	13,019,695	1,120,110	8.6%
UF	19,923,379	1,041,707	5.2%	17,553,026	1,027,094	5.9%	15,897,874	992,523	6.2%
Foreign currency	5,581,816	151,448	2.7%	4,386,316	150,402	3.4%	3,842,64	131,684	3.4%
Total	42,239,387	2,232,327	5.3%	35,850,253	2,321,381	6.5%	32,760,203	2,244,317	6.9%

Non-interest earning assets
Cash
Ch$	812,285			723,924			622,469
UF	—			—			—
Foreign currency	118,930			121,966			122,178
Total	931,215			845,890			744,647
Allowance for loan losses
Ch$	(1,031,368)			(848,776)			(844,671)
UF	—			—			—
Foreign currency	(10)			(17)			(41)
Total	(1,031,378)			(848,793)			(844,712)
Fixed assets
Ch$	205,251			90,157			225,115
UF	—			—			—
Foreign currency	—			—			—
Total	205,251			90,157			225,115
Derivatives
Ch$	10,474,854			4,617,101			2,186,596
UF	—			—			—
Foreign currency	—			—			—
Total	10,474,854			4,617,101			2,186,596
Financial Investment (Trading)
Ch$	260,368			133,743			167,090
UF	90,303			75,187			92,164
Foreign currency	101,224			114,922			49,520
Total	451,895			323,852			308,774
Other assets
Ch$	1,422,348			1,792,250			1,345,349
UF	194,257			77,148			74,713
Foreign currency	943,706			482,155			412,657
Total	2,560,311			2,351,553			1,832,719

	For the year ended December 31,
	2020			2019			2018
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Ave rage Nominal Rate
Total non-interest earning assets
Ch$	12,143,738			6,508,399			3,701,948
UF	284,560			152,335			166,877
Foreign currency	1,163,850			719,026			584,314
Total	13,592,148			7,379,760			4,453,139

Total assets
Ch$	28,877,930	1,039,172		20,419,310	1,143,772		16,721,643	1,120,110
UF	20,207,940	1,041,707		17,705,361	1,027,094		16,064,751	992,523
Foreign currency	6,745,666	151,448		5,105,342	150,402		4,426,948	131,684
Total	55,831,535	2,232,327		43,230,013	2,321,268		37,213,342	2,244,317

	For the year ended December 31,
	2020			2019			2018
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Ave rage Nominal Rate

Liabilities And Shareholders’ Equity

Interest bearing liabilities
Savings accounts
Ch$	2,224	6	0.3%	1,874	5	0.3%	1,830	5	0.3%
UF	136,447	3,438	2.5%	119,022	3,043	2.6%	116,055	3,130	2.7%
Foreign currency	—	—	0.0%	—	—	—%	—	—	—%
Total	138,671	3,443	2.5%	120,896	3,048	2.5%	117,885	3,135	2.7%
Time deposits
Ch$	10,237,170	121,926	1.2%	10,674,547	291,100	2.7%	9,792,164	289,990	3.0%
UF	655,923	23,321	3.6%	1,004,456	33,744	3.4%	1,133,420	45,401	4.0%
Foreign currency	3,355,384	19,119	0.6%	2,100,531	27,612	1.3%	2,229,332	28,581	1.3%
Total	14,248,478	164,367	1.2%	13,779,534	352,456	2.6%	13,154,916	363,972	2.8%
Central bank borrowings
Ch$	2,881,600	21	0.0%	—	—	—%	—	114	—%
UF	—	—	—%	—	—	—%	4	—	6.0%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	2,881,600	21	0.0%	—	—	—%	4	114	6.0%
Repurchase Agreements
Ch$	164,468	2,037	1.2%	237,937	10,181	4.3%	184,458	4,632	2.5%
UF	-	28	0.0%	—	1	—%	2	—	—%
Foreign currency	78,812	-	-%	177,014	36	—%	107,453	2,036	1.9%
Total	243,280	2,066	0.8%	414,951	10,218	2.5%	291,913	6,668	2.3%
Mortgage finance bonds
Ch$	—	—	—%	—	—	—%	—	—	—%
UF	14,580	1,112	7.6%	20,923	1,611	7.7%	28,685	2,305	8.0%
Foreign currency	-	-	-%	—	—	—%	—	—	—%
Total	14,580	1,112	7.6%	20,923	1,611	7.7%	28,685	2,305	8.0%
Other interest bearing liabilities
Ch$	1,364,789	71,351	5.2%	1,718,861	115,923	6.7%	1,305,791	81,616	6.3%
UF	5,197,993	295,984	5.7%	5,503,352	302,825	5.5%	4,778,773	278,362	5.8%
Foreign currency	4,639,853	100,135	2.2%	4,039,316	118,336	2.9%	3,316,911	93,777	2.8%
Total	11,202,635	467,471	4.2%	11,261,529	537,084	4.8%	9,401,475	453,755	4.8%
Total interest bearing liabilities
Ch$	14,650,251	195,342	1.3%	12,633,219	417,209	3.3%	11,284,243	376,357	3.3%
UF	6,004,944	323,882	5.4%	6,647,753	341,224	5.1%	6,056,939	329,198	5.4%
Foreign currency	8,074,049	119,255	1.5%	6,316,861	145,984	2.3%	5,653,696	124,394	2.2%
Total	28,729,244	638,479	2.2%	25,597,833	904,417	3.5%	22,994,878	829,949	3.6%

	For the year ended December 31,
	2020			2019			2018
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Ave rage Nominal Rate
Non-interest bearing liabilities
Non-interest bearing demand deposits
Ch$	10,066,738			7,282,508			6,561,631
UF	56,330			56,262			47,091
Foreign currency	280,280			128,221			154,824
Total	10,403,347			7,466,991			6,763,546
Derivatives
Ch$	9,793,162			4,165,330			2,020,857
UF	—			—			—
Foreign currency	—			—			—
Total	9,793,162			4,165,330			2,020,857
Other non-interest bearing liabilities
Ch$	1,181,832			1,115,058			946,965
UF	586,273			447,362			405,225
Foreign currency	1,403,435			986,710			818,716
Total	3,171,540			2,549,130			2,170,906
Shareholders’ equity
Ch$	3,734,243			3,450,729			3,263,155
UF	—			—			—
Foreign currency	—			—			—
Total	3,734,243			3,450,729			3,263,155

Total non-interest bearing liabilities and shareholders’ equity
Ch$	24,775,974			16,013,625			12,792,608
UF	642,602			503,624			452,316
Foreign currency	1,683,715			1,114,931			973,540
Total	27,102,291			17,632,180			14,218,464

Total Liabilities and Shareholders’ Equity
Ch$	39,426,226	195,342		28,646,844	417,209		24,076,851	376,357
UF	6,647,546	323,882		7,151,377	341,224		6,509,255	329,198
Foreign currency	9,757,764	119,255		7,431,792	145,984		6,627,236	124,394
Total	55,831,535	638,479		43,230,013	904,417		37,213,342	829,949
____________________

(1)	For the periods ending December 31, 2020, 2019 and 2018 this line item includes debt instruments at fair value through other comprehensive income according to IFRS 9.

(2)	Threshold is the asset generated when we post collateral for a derivative with a counterparty that has negative mark-to-market for us. Some Central Security Depository agreements permit this collateral to generate interest at the overnight rate and this is the source of interest income associated with this asset.

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2020 compared to 2019 and 2019 compared to 2018. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2019 to 2020 Due to Changes in			Increase (Decrease) from 2018 to 2019 Due to Changes in
	Volume	Rate	Net Change from 2019 to 2020	Volume	Rate	Net Change from 2018 to 2019
Assets
Interest earning assets
Deposits in Central Bank
Ch$	(177)	3	(174)	(451)	(4,657)	(5,108)
UF	0	0	0	—	—	—
Foreign currency	0	0	0	—	—	—
Subtotal	(177)	3	(174)	(451)	(4,657)	(5,108)
Financial investments
Ch$	19,621	(1,311)	18,310	1,315	(29,459)	(28,144)
UF	14,382	2,012	16,394	811	(18,837)	(18,026)
Foreign currency	7,617	(38)	7,580	(111)	15	(96)
Subtotal	41,620	663	42,283	2,015	(48,281)	(46,266)
Commercial loans
Ch$	(98,615)	53,076	(45,539)	1,390	(3,074)	(1,684)
UF	(8,234)	2,646	(5,587)	129,183	(112,754)	16,429
Foreign currency	(4,214)	844	(3,371)	10,461	7,472	17,933
Subtotal	(111,063)	56,565	(54,497)	141,034	(108,356)	32,678
Consumer loans
Ch$	(30,668)	(43,994)	(74,662)	134,945	(76,484)	58,461
UF	(194)	2	(192)	(92)	(103)	(196)
Foreign currency	0	(0)	0	—	—	—
Subtotal	(30,862)	(43,992)	(74,854)	134,853	(76,587)	58,265
Mortgage loans
Ch$	(21)	(0)	(21)	(94)	55	(39)
UF	5,435	(1,395)	4,040	191,144	(154,822)	36,322
Foreign currency	0	0	0	—	—	—
Subtotal	5,413	(1,395)	4,019	191,050	(154,767)	36,283
Interbank loans
Ch$	(1,208)	(19)	(1,227)	—	366	366
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	(1,208)	(19)	(1,227)	—	366	366
Investment under agreement to resell
Ch$	(1,363)	172	(1,191)	697	(556)	140
UF	958	(999)	(42)	5	36	42
Foreign currency	0	0	0	—	—	—
Subtotal	(405)	(827)	(1,233)	702	(520)	182
Threshold
Ch$	(215)	6	(209)	(92)	(126)	(218)
UF	—	—	—	—	—	—
Foreign currency	(3,611)	449	(3,162)	953	(72)	881
Subtotal	(3,826)	455	(3,371)	861	(198)	663
Total interest earnings assets
Ch$	(112,646)	7,933	(104,714)	137,710	(113,935)	23,774
UF	12,347	2,266	14,613	321,051	(286,480)	34,571
Foreign currency	(208)	1,255	1,047	11,303	7,415	18,718
Total	(100,508)	11,453	(89,055)	470,064	(393,000)	77,063

	Increase (Decrease) from 2019 to 2020 Due to Changes in			Increase (Decrease) from 2018 to 2019 Due to Changes in
	Volume	Rate	Net Change from 2019 to 2020	Volume	Rate	Net Change from 2018 to 2019
Liabilities and Shareholders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	1	—	1	—	—	—
UF	401	(6)	395	2	(89)	(87)
Foreign currency	—	—	—	—	—	—
Subtotal	402	(6)	395	2	(89)	(87)
Time deposits
Ch$	(57,222)	(111,951)	(169,173)	(172)	1,282	1,110
UF	(10,628)	205	(10,423)	(2,536)	(9,120)	(11,657)
Foreign currency	(9,226)	733	(8,492)	(1,015)	46	(969)
Subtotal	(77,077)	(111,013)	(188,089)	(3,723)	(7,793)	(11,516)
Central bank borrowings
Ch$	—	21	21	—	(114)	(114)
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	—	21	21	—	(114)	(114)
Repurchase agreements
Ch$	(6,089)	(2,055)	(8,144)	(41)	5,590	5,549
UF	0	27	27	1	—	1
Foreign currency	(35)	(0)	(35)	(3,256)	1,255	(2,001)
Subtotal	(6,124)	(2,028)	(8,152)	(3,295)	6,845	3,550
Mortgage finance bonds
Ch$	—	—	—	—	—	—
UF	(496)	(4)	(499)	(593)	(101)	(694)
Foreign currency	—	—	—	—	—	—
Subtotal	(496)	(4)	(499)	(593)	(101)	(694)
Other interest bearing liabilities
Ch$	(35,543)	(9,029)	(44,572)	21,814	12,493	34,307
UF	(8,060)	1,219	(6,841)	107,121	(82,658)	24,463
Foreign currency	(23,347)	5,146	(18,201)	23,553	1,006	24,559
Subtotal	(66,949)	(2,664)	(69,614)	152,488	(69,159)	83,329
Total interest bearing liabilities
Ch$	(98,853)	(123,014)	(221,867)	21,601	19,251	40,852
UF	(18,783)	1,441	(17,343)	103,995	(91,969)	12,026
Foreign currency	(32,608)	5,879	(26,729)	19,282	2,307	21,589
Total	(150,244)	(115,694)	(265,938)	144,879	(70,411)	74,468

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2020	2019	2018
	(in millions of Ch$)
Total average interest-earning assets
Ch$	16,734,192	13,910,911	13,019,695
UF	19,923,379	17,553,026	15,897,874
Foreign currencies	5,581,816	4,386,316	3,842,634
Total	42,239,387	35,850,253	32,760,203
Net interest earned (1)
Ch$	843,830	726,676	743,753
UF	717,824	685,870	663,325
Foreign currencies	32,194	4,418	7,290
Total	1,593,848	1,416,964	1,414,368
Net interest margin (2)
Ch$	5.0%	5.2%	5.7%
UF	3.6%	3.9%	4.2%
Foreign currencies	0.6%	0.1%	0.2%
Total	3.8%	4.0%	4.3%

____________________

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated.

	Year ended December 31,
	2020	2019	2018
	Ch$ million
Net income	552,730	621,313	599,693
Net income attributable to shareholders	547,614	619,091	595,333
Average total assets	55,831,535	43,230,013	37,213,342
Average equity	3,734,243	3,450,729	3,263,155
Net income as a percentage of:
Average total assets	1.0%	1.4%	1.6%
Net income attributable to shareholders as a percentage of:
Average equity	14.8%	18.0%	18.2%
Average equity as a percentage of:
Average total assets	6.7%	8.0%	8.8%
Cash dividend (1)	n/a	331,256	355,141
Dividend payout ratio, based on net income attributable to shareholders (2)	n/a	60.0%	60.0%

____________________

(1)	As of the report date, dividends to be paid in 2021 of the 2020 shareholders’ income has yet to be announced.

(2)	In 2020, shareholders of the Bank approved the distribution of 30% of the 2019 net income attributable to shareholders under Chilean Bank GAAP on April 30, 2020. This amounted to Ch$ 165,628 million (US$ 198.0 million using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting) or Ch$ 0.88 per share (US$ per ADR 0.49). In the Extraordinary Shareholders Meeting held on November 26, 2020, a further 30% of the 2019 earnings was approved. Therefore, in total a 60% of the net income attributable to shareholders of 2019 under Chilean Bank GAAP was distributed to shareholders, totaling Ch$ 331,256 million or Ch$ 1.76 per share.

Dividends declared at the annual shareholders’ meeting of each year correspond to the Bank’s earnings of the previous year. The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year paid	Dividend Ch$ millions (1)	Dividend U.S.$ millions (2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)	% over earnings (6)
2017	330,646	496.5	1.75	1.05	70	69
2018	423,611	702.32	2.25	1.49	75	75
2019	355,141	531.5	1.88	1.13	60	60
2020 (7)	331,256	430.84	1.76	0.91	60	60

____________________

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP.

(6)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under IFRS.

(7)	In 2020, shareholders of the Bank approved the distribution of 30% of the 2019 net income attributable to shareholders under Chilean Bank GAAP on April 30, 2020. This amounted to Ch$ 165,628 million (US$ 198.0 million using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting) or Ch$ 0.88 per share (US$ per ADR 0.49). In the Extraordinary Shareholders Meeting held on November 26, 2020, a further 30% of the 2019 earnings was approved. Therefore, in total a 60% of the net income attributable to shareholders of 2019 under Chilean Bank GAAP was distributed to shareholders, totaling Ch$ 331,256 million or Ch$ 1.76 per share.

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

	As of December 31,
	2020(1)	2019(1)	2018(1)	2017	2016
	(in millions of Ch$)
Commercial Loans:
Commercial loans	13,509,548	11,723,039	11,148,859	9,990,656	9,853,657
Foreign trade loans	1,239,271	1,713,633	1,752,437	1,574,513	1,829,904
Checking account debtors	125,610	196,893	215,162	195,696	179,468
Factoring transactions	497,679	489,400	380,983	449,890	296,751
Student loans	63,380	71,273	79,916	-	-
Leasing transactions	1,355,157	1,424,862	1,443,724	1,457,004	1,485,123
Other loans and accounts receivable	196,544	243,225	165,063	240,883	222,562
Subtotal	16,987,189	15,862,325	15,186,144	13,908,642	13,867,465

Mortgage loans:
Mortgage finance bond backed loans	7,809	12,298	17,426	24,060	32,579
Mortgage mutual loans	92,960	100,152	108,536	115,078	119,934
Other mortgage mutual loans	12,311,056	11,150,545	10,025,019	8,957,757	8,466,843
Subtotal	12,411,825	11,262,995	10,150,981	9,096,895	8,619,356

	As of December 31,
	2020(1)	2019(1)	201 (1)	2017	2016
	(in millions of Ch$)
Consumer loans:
Installment consumer loans	3,688,592	3,917,536	3,189,670	2,910,742	2,722,365
Credit card loans	1,125,908	1,377,710	1,417,152	1,364,980	1,448,118
Consumer leasing contracts	3,121	3,952	4,157	4,715	5,117
Other consumer loans	123,258	246,997	265,310	277,255	271,203
Subtotal	4,940,879	5,546,195	4,876,289	4,557,692	4,446,803

Subtotal Loans to customers	34,339,893	32,671,515	30,213,414	27,563,229	26,933,624

Interbank loans (2)	—	—	—	162,685	272,807

Total	34,339,893	32,671,515	30,213,414	27,725,914	27,206,431

____________________

(1)	Loans as of December 31, 2020, 2019 and 2018 are loans at amortized cost in accordance with IFRS 9. See “Note 9— Loans and Account Receivable at Amortized Cost - under IFRS 9” of our Audited Consolidated Financial Statements.

(2)	Interbank loans for December 31, 2020, 2019 and 2018 are included within commercial loans.

At December 31, 2020, the Bank had some loans measured at fair value through other comprehensive income according to IFRS 9 as follows:

	Stage 1	Stage 2	Stage 3
	Individual	Individual	Individual	Total
Gross carrying amount at January 1, 2020	66,166	—	—	66,166
Net changes on financial assets	3,857	—	—	3,857
Foreign Exchange adjustments	662	—	—	662
At December 31, 2020	70,685	—	—	70,685

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

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans at amortized cost as of December 31, 2020.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total balance as of December 31, 2019
		(in millions of Ch$)
General commercial loans (1)	3,676,431	2,011,903	7,821,214	13,509,548
Foreign trade loans	1,156,377	34,622	48,272	1,239,271
Leasing contracts	45,203	304,213	1,005,741	1,355,157
Other outstanding loans	729,998	65,870	87,345	883,213
Subtotal commercial loans	5,608,009	2,416,608	8,962,572	16,987,189
Residential loans backed by mortgage bonds	25	6,084	1,700	7,809
Other residential mortgage loans	4,783	55,352	12,343,881	12,404,016
Subtotal residential mortgage loans	4,808	61,436	12,345,581	12,411,825
Consumer loans	912,168	1,475,735	2,552,976	4,940,879
Total loans at amortized cost	6,524,985	3,953,779	23,861,129	34,339,893

____________________

(1)	Interbank loans for December 31, 2020 are included within commercial loans in accordance with disclosures for IFRS 9. See “Note 9— Loans and Account Receivable at Amortized Cost – under IFRS 9” of the Audited Consolidated Financial Statements.

The following tables present the total amount of loans due after one year that have fixed and variable interest rates as of December 31, 2020. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.”

As of December 31, 2020
(in millions of Ch$)
Variable Rate
Ch$	—
UF	1,817,253
Foreign currencies	—
Subtotal	1,817,253
Fixed Rate	—
Ch$	9,785,772
UF	15,323,050
Foreign currencies	888,833
Subtotal	25,997,655
Total	27,814,908

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

As of December 31, 2020, 2019 and 2018, loans by economic activity according to IFRS 9 are listed below:

	Total loans at amortized cost				% of
As of December 31, 2020	Stage 1	Stage 2	Stage 3	Total	Total Loans
	Ch$ Million
Commercial loans
Manufacturing	1,180,220	130,361	67,640	1,378,221	4.0%
Mining	265,195	161,631	6,789	433,615	1.3%
Electricity, gas, and water	349,849	27,848	6,577	384,274	1.1%
Agriculture and livestock	1,024,795	233,552	87,517	1,345,864	3.9%
Forest	141,892	23,463	13,820	179,175	0.5%
Fishing	209,182	20,128	4,842	234,152	0.7%
Transport	622,161	97,624	58,076	777,861	2.3%
Communications	294,957	28,433	7,725	331,115	1.0%
Construction(*)	811,807	61,828	85,734	959,369	2.8%
Commerce	2,549,770	223,884	89,684	2,863,338	8.3%
Services	3,506,443	393,319	239,535	4,139,297	12.1%
Other	3,302,527	416,235	242,146	3,960,908	11.5%
Subtotal	14,258,798	1,818,306	910,085	16,987,189	49.5%

Mortgage loans	11,518,363	392,372	501,090	12,411,825	36.1%

Consumer loans	4,439,163	236,595	265,121	4,940,879	14.4%

Total loans at amortized cost	30,216,324	2,447,273	1,676,296	34,339,893	100.0%

	Total loans at amortized cost				% of
As of December 31, 2019	Stage 1	Stage 2	Stage 3	Total	Total Loans
	Ch$ Million
Commercial loans
Manufacturing	1,110,484	107,356	67,974	1,285,814	3.9%
Mining	280,297	123,005	3,739	407,041	1.2%
Electricity, gas, and water	309,941	22,907	8,196	341,044	1.0%
Agriculture and livestock	1,020,857	172,984	93,440	1,287,281	3.9%
Forest	132,483	17,035	15,689	165,207	0.5%
Fishing	223,980	24,879	7,695	256,554	0.8%
Transport	665,570	64,115	34,192	763,877	2.3%
Communications	206,660	28,122	6,168	240,950	0.7%
Construction(*)	782,265	85,435	106,568	974,268	3.0%
Commerce	2,655,982	110,326	30,107	2,796,415	8.6%
Services	2,971,563	190,097	204,472	3,366,132	10.3%
Other	3,442,541	298,806	236,395	3,977,742	12.2%
Subtotal	13,802,623	1,245,067	814,635	15,862,325	48.6%

Mortgage loans	10,275,966	457,948	529,081	11,262,995	34.5%

Consumer loans	4,963,047	292,718	290,430	5,546,195	17.0%

Total loans at amortized cost	29,041,636	1,995,733	1,634,146	32,671,515	100.0%

	Total loans at amortized cost				% of
As of December 31, 2018	Stage 1	Stage 2	Stage 3	Total	Total Loans
	Ch$ Million
Commercial loans
Manufacturing	992,786	92,931	54,048	1,139,765	3.8%
Mining	182,342	21,821	4,585	208,748	0.7%
Electricity, gas, and water	384,288	22,365	2,279	408,932	1.4%
Agriculture and livestock	934,199	166,271	100,781	1,201,251	4.0%
Forest	120,371	9,402	14,115	143,888	0.5%
Fishing	238,348	11,104	3,569	253,021	0.8%
Transport	716,493	55,011	37,802	809,306	2.7%
Communications	178,215	30,407	7,222	215,844	0.7%
Construction(*)	723,600	88,691	93,747	906,038	3.0%
Commerce	2,950,517	189,623	199,924	3,340,064	11.1%
Services	1,771,595	81,159	12,915	1,865,669	6.2%
Other	4,120,052	331,471	242,094	4,693,617	15.5%
Subtotal	13,312,806	1,100,255	773,083	15,186,144	50.3%

Mortgage loans	9,258,962	447,496	444,523	10,150,981	33.6%

Consumer loans	4,341,740	249,039	285,510	4,876,289	16.1%

Total loans at amortized cost	26,913,508	1,796,790	1,503,115	30,213,414	100.0%

______________________

(*)	In 2018, we improved the classification of our construction loans, reassigning loans for real estate investment companies to the Services category.

As of December 31, 2017 and 2016 loans by economic activity is reported according to IAS 39.

	Domestic loans (*) as of December 31,		Foreign interbank loans (**) as of December 31,
	2017	2016	2017	2016
	(in millions of Ch$)
Commercial loans
Manufacturing	1,218,232	1,180,886	—	—
Mining	302,037	340,554	—	—
Electricity, gas and water	336,048	442,936	—	—
Agriculture and livestock	1,114,597	1,096,659	—	—
Forestry	98,941	96,806	—	—
Fishing	215,994	296,592	—	—
Transport	697,948	787,510	—	—
Communications	168,744	196,934	—	—
Construction	1,977,417	1,792,485	—	—
Commerce	3,131,870	3,120,400	162,685	272,733
Services	467,747	482,900	—	—
Other	4,179,067	4,032,877	—	—
Subtotals	13,908,642	13,867,539	162,685	272,733
Mortgage loans	9,096,895	8,619,356	—	—
Consumer loans	4,557,692	4,446,803	—	—
Total	27,563,229	26,933,698	162,685	272,733

____________________

(*)	Includes domestic interbank loans.

(**)	Includes foreign interbank loans.

	Total loans as of December 31,		% of total loans as of December 31,
	2017	2016	2017	2016
	(in millions of Ch$)
Commercial loans
Manufacturing	1,218,232	1,180,886	4.4%	4.3%
Mining	302,037	340,554	1.1%	1.3%
Electricity, gas and water	336,048	442,936	1.2%	1.6%
Agriculture and livestock	1,114,597	1,096,659	4.0%	4.0%
Forestry	98,941	96,806	0.4%	0.4%
Fishing	215,994	296,592	0.8%	1.1%
Transport	697,948	787,510	2.5%	2.9%
Communications	168,744	196,934	0.6%	0.7%
Construction	1,977,417	1,792,485	7.1%	6.6%
Commerce	3,294,555	3,393,133	11.9%	12.5%
Services	467,747	482,900	1.7%	1.8%
Other	4,179,067	4,032,877	15.1%	14.8%
Subtotals	14,071,327	14,140,272	50.8%	52.0%
Mortgage loans	9,096,895	8,619,356	32.8%	31.7%
Consumer loans	4,557,692	4,446,803	16.4%	16.3%
Total	27,725,914	27,206,431	100.0%	100.0%

Foreign Assets and Loans

Santander-Chile’s Asset and Liability Committee, or ALCO, is responsible for determining the maximum foreign country exposure the Bank is permitted to have. The ALCO has determined that the total foreign country exposure cannot be greater than 1-time regulatory capital. To determine this, each country is classified using a ranking system from 1 to 6 based on the definition promulgated by the FMC, in which the main consideration is the international rating of each country. The ALCO has also set a higher limit if the foreign exposure is to related parties. As of December 31, 2020, the Bank’s foreign exposure, including the estimate of counterparty risk in our derivatives portfolio, was U.S.$2,639 million, or 3.4% of our assets. For more information, please see Note 39 of our Audited Consolidated Financial Statements.

Below, there are additional details regarding our exposure to countries in categories other than 1, the riskiest categories we have exposure to as of December 31, 2020 considering fair value of derivative instruments. In this category Mexico is the largest exposure as shown in the table below.

Country	Classification (1)	Derivative Instruments (adjusted to market)	Deposits	Loans	Financial Investments	Total Exposure
				US$ Million
Colombia	2	0.81	—	—	—	0.81
Italy	2	—	3.36	0.13	—	3.49
Mexico	2	9.86	0.03	—	—	9.89
Panama	2	5.77	—	—	—	5.77
Peru	2	1.61	—	—	—	1.61
Total		18.05	3.39	0.13	—	21.57

_____________________

(1)	Corresponds to country’s classification established in Chapter B-6 of the Compendium of Accounting Standards issued by the FMC.

Our exposure to Santander Group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted)	Deposits	Loans	Financial Investments	Total Exposure
					US$ million
Banco Santander Spain*	Spain	1	176.34	139.90	—	—	316.24
Santander UK	UK	1	20.95	0.05	—	—	21.00
Banco Santander Mexico	Mexico	2	9.86	0.03	—	—	9.89
Santander Group			207.15	139.98	—	—	347.13

____________________

*	We have included our exposure to Santander branches in New York and Hong Kong as exposure to Spain.

The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, there is no credit exposure.

As of December 31, 2020, we had no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.

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

The Bank’s governance rules have established the existence of the Board Risk Committee. This committee is responsible for revising and following all risks that may affect us, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises all risk functions. It also evaluates the reasonability of the systems for measurement and control of risks. This Committee includes seven Board members.

The Board has delegated the duty of credit risk management to the Board’s Risk Committee, as well as to the Bank’s risk departments, whose roles are summarized below:

•	Formulate credit policies by consulting with the business units, meeting requirements of guarantees, credit evaluation, risk rating and submitting reports, documentation and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

•	Establish the structure to approve and renew credit requests. The Bank structures credit risks by assigning limits to the concentration of credit risk in terms of individual debtors, debtor groups, industry segments and countries. Approval levels are assigned to the corresponding officials of the business unit (commercial, consumer, SMEs) to be exercised by that level of management. In addition, those limits are continually revised. Teams in charge of risk evaluation at the branch level interact on a regular basis with customers; however, for larger credit requests, the risk team from the head office and the Executive Risk Committee works directly with customers to assess credit risks and prepare risk requests.

•	Propose and approve the risk appetite metrics.

•	Limit concentrations of exposure to customers or counterparties in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating and liquidity.

•	Develop and maintain the Bank’s credit risk classifications for the purpose of classifying risks according to the degree of exposure to financial loss that is exhibited by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.

•	Revise and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits prior to loan approvals for customers or prior to the acquisition of specific investments. Credit renewal and reviews are subject to similar processes.

The following diagram illustrates the governance of our credit risk division including the committees with approval power:

Role of Santander Spain’s Global Risk Department: Credit Risk

In matters regarding Credit Risk, Santander Spain’s Global Risk Department has the following role:

•	All credit risks greater than Ch$63,500 million (or U.S.$89.1 million), after being approved locally, are reviewed by Santander Spain. This additional review ensures that no global exposure limit is being breached.

•	In standardized risks, the consumer and mortgage scoring models are developed locally. Its approval instance will depend on the relative importance of the models (“Tier” of the model); in this way, if the model is of the greatest importance, it is approved in risk committees of the Headquarters (Spain); otherwise, it is approved locally.

•	For each scoring model, a quarterly Risk Report is prepared, which is reviewed locally and is also sent to Santander Analytics (Santander Spain). This report indicates the stability of the model and its levels of predictability.

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

As of December 31, 2020, 92.5% our total investment portfolio corresponds to securities issued by the Chilean Central Bank and US treasury notes.

c. Exposure at default

The exposure at default (EAD) represents the gross carrying amount of the financial instruments subject to the impairment calculation, addressing both the client’s ability to increase its exposure while approaching default and potential early repayments too.

To calculate the EAD for a Stage 1 loan, the Bank assesses the possible default events within 12 months for the calculation of the 12mECL. However, if a Stage 1 loan that is expected to default in the 12 months from the balance sheet date and is also expected to cure and subsequently default again, then all linked default events are taken into account. For Stage 2 and Stage 3 the exposure at default is considered for events over the lifetime of the instruments. For Stage 3, as the instruments are already in default the exposure will be the outstanding balance.

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

Further recent data and forward-looking economic scenarios are used in order to determine the IFRS 9 LGD rate for each group of financial instruments. Under IFRS 9, LGD rates are estimated for the Stage 1, Stage 2 and Stage 3 IFRS 9 segment of each asset class. The inputs for these LGD rates are estimated and, where possible, calibrated through back testing against recent recoveries. These are repeated for each economic scenario as appropriate.

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

The Bank evaluates on an individual basis commercial loans that are greater than Ch$400 million (US$56,143), while smaller commercial loans, mortgage loans and consumer loans are grouped into homogeneous portfolios, based on a combination of internal and external characteristics.

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

Analysis of Santander-Chile’s Loan Classification

The following table shows classifications of our individually assessed loans and related provisions as of December 31, 2020, 2019 and 2018 according to IFRS 9.

	As of December 31, 2020
Commercial	Stage 1	Stage 2	Stage 3	Total Individually Assessed	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	(in Ch$ millions)				%	(in Ch$ millions)				%
A1	45,862	-	-	45,862	0.13%	3	-	-	3	0.00%
A2	1,095,506	3,265	-	1,098,771	3.20%	900	54	-	954	0.09%
A3	1,863,480	19,658	-	1,883,138	5.48%	3,318	339	-	3,657	0.35%
A4	2,632,793	42,529	-	2,675,322	7.79%	7,329	606	-	7,935	0.77%
A5	2,538,748	164,341	232	2,703,321	7.87%	11,498	4,618	78	16,194	1.56%
A6	1,588,410	289,460	53	1,877,923	5.47%	16,541	14,010	53	30,604	2.95%
B1	-	715,348	-	715,348	2.08%	-	25,679	-	25,679	2.48%
B2	-	161,239	233	161,472	0.47%	-	9,566	138	9,704	0.94%
B3	-	65,684	695	66,379	0.19%	-	3,764	434	4,198	0.40%
B4	-	73,248	49,430	122,678	0.36%	-	3,008	21,014	24,022	2.32%
C1	-	29,863	138,171	168,034	0.49%	-	2,201	48,365	50,566	4.88%
C2	-	12,282	69,491	81,773	0.24%	-	926	27,021	27,947	2.70%
C3	-	1,550	55,378	56,928	0.17%	-	86	15,603	15,689	1.51%
C4	-	2,227	48,177	50,404	0.15%	-	143	21,038	21,181	2.04%
C5	-	3,981	36,822	40,803	0.12%	-	267	20,397	20,664	1.99%
C6	-	5,040	131,384	136,424	0.40%	-	185	107,364	107,549	10.37%
Subtotal	9,764,799	1,589,715	530,066	11,884,580	34.61%	39,589	65,452	261,505	366,546	35.35%

Commercial	Stage 1	Stage 2	Stage 3	Total Collectively Assessed	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	(in Ch$ millions)				%	(in Ch$ millions)				%
Commercial	4,493,999	228,591	380,019	5,102,609	14.86%	40,943	44,315	193,268	278,526	26.86%
Mortgage	11,518,363	392,372	501,090	12,411,825	36.14%	25,065	8,441	79,016	112,522	10.85%
Consumer	4,439,163	236,595	265,121	4,940,879	14.39%	88,825	31,732	158,642	279,199	26.93%
Subtotal	20,451,525	857,558	1,146,230	22,455,313	65.39%	154,833	84,488	430,926	670,247	64.65%
Total	30,216,324	2,447,273	1,676,296	34,339,893	100.00%	194,422	149,940	692,431	1,036,793	100.00%

	As of December 31, 2019
Commercial	Stage 1	Stage 2	Stage 3	Total Individually Assessed	Percentage	Stage 1	Stage 2	Stage 3		Total ECL Allowance	Percentage
	(in Ch$ millions)				%	(in Ch$ millions)					%
A1	99,042	-	-	99,042	0.30	2	-			2	0.00%
A2	907,659	37	-	907,696	2.78	443	-			443	0.05%
A3	2,418,990	61	-	2,419,051	7.41	2,617	-			2,617	0.29%
A4	3,262,671	7,184	-	3,269,855	10.01	4,399	22			4,421	0.49%
A5	2,188,717	22,163	-	2,210,880	6.77	7,618	515			8,133	0.91%
A6	1,086,401	47,157	487	1,134,045	3.47	6,461	1,410	20	/8	8,079	0.90%
B1	-	603,201	-	603,201	1.85	-	12,641	-		12,641	1.41%
B2	-	82,781	560	83,341	0.26	-	3,773	205		3,978	0.44%
B3	-	85,034	817	85,851	0.26	-	3,367	261		3,628	0.40%
B4	-	83,039	50,662	133,701	0.41	-	4,085	21,910		25,995	2.90%
C1	-	45,433	113,004	158,437	0.49	-	3,516	50,440		53,956	6.02%
C2	-	8,865	66,965	75,830	0.23	-	614	28,504		29,118	3.25%
C3	-	15,762	32,839	48,601	0.15	-	221	11,281		11,502	1.28%
C4	-	2,405	38,967	41,372	0.13	-	170	20,039		20,209	2.26%
C5	-	847	44,057	44,904	0.14	-	43	27,586		27,629	3.08%
C6	-	998	52,649	53,647	0.16	-	12	35,732		35,744	3.99%
Subtotal	9,963,480	1,004,967	401,007	11,369,454	34.80	21,540	30,389	196,166		249,095	27.69%

Commercial	Stage 1	Stage 2	Stage 3	Total Collectively Assessed	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	(in Ch$ millions)				%	(in Ch$ millions)				%
Commercial	3,839,143	240,100	413,628	4,492,871	13.75	35,887	25,555	197,032	258,474	28.84%
Mortgage	10,275,966	457,948	529,081	11,262,995	34.47	8,446	14,509	78,104	101,059	11.28%
Consumer	4,963,047	292,718	290,430	5,546,195	16.98	67,396	50,808	170,263	288,467	32.19%
Subtotal	19,078,156	990,766	1,233,139	21,302,061	65.20	111,729	90,872	445,399	648,000	72.31%
Total	29,041,636	1,995,733	1,634,146	32,671,515	100.00	133,269	121,261	641,565	896,095	100.00%

	As of December 31, 2018
Commercial	Stage 1	Stage 2	Stage 3	Total Individually Assessed	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	(in Ch$ millions)				%	(in Ch$ millions)				%
A1	29,998			29,998	0.10%	2	—	—	2	0.00%
A2	1,074,789			1,074,789	3.56%	525	—	—	525	0.06%
A3	2,699,684	309		2,699,993	8.94%	2,526	—	—	2,526	0.29%
A4	3,200,608	16,546		3,217,154	10.65%	8,865	323	—	9,188	1.04%
A5	1,755,259	26,141		1,781,400	5.90%	11,296	453	—	11,749	1.33%
A6	935,499	45,671		981,170	3.25%	6,975	2,213	—	9,188	1.04%
B1	—	494,915	187	495,102	1.64%	—	14,107	79	14,186	1.61%
B2	—	81,955	156	82,111	0.27%	—	2,786	66	2,852	0.32%
B3	—	67,089	614	67,703	0.22%	—	3,841	233	4,074	0.46%
B4	—	47,653	45,480	93,133	0.31%	—	2,488	19,688	22,176	2.51%
C1	—	46,383	108,325	154,708	0.51%	—	2,548	48,147	50,695	5.75%
C2	—	15,678	39,246	54,924	0.18%	—	1,261	18,171	19,432	2.20%
C3	—	19,655	26,204	45,859	0.15%	—	733	10,803	11,536	1.31%
C4	—	3,560	32,445	36,005	0.12%	—	246	17,077	17,323	1.96%
C5	—	703	64,762	65,465	0.22%	—	32	40,541	40,573	4.60%
C6	—	1,525	69,510	71,035	0.22%	—	35	43,310	43,345	4.91%
Subtotal	9,695,837	867,783	386,929	10,950,549	36.24%	30,189	31,066	198,115	259,370	29.39%

Commercial	Stage 1	Stage 2	Stage 3	Total Collectively Assessed	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	(in Ch$ millions)				%	(in Ch$ millions)				%
Commercial	3,616,969	232,472	386,154	4,235,595	14.02%	43,541	24,574	179,317	247,432	28.04%
Mortgage	4,341,740	249,039	285,510	4,876,289	16.14%	70,904	54,372	159,066	284,342	32.22%
Consumer	9,258,962	447,496	444,523	10,150,981	33.60%	9,006	15,102	67,162	91,270	10.34%
Subtotal	17,217,671	929,007	1,116,187	19,262,865	63.76%	123,451	94,048	405,545	623,044	70.61%
Total	26,913,508	1,796,790	1,503,116	30,213,414	100.00%	153,640	125,114	603,660	882,414	100.00%

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

Analysis of Stage 1, Stage 2 and Stage 3 loans

Commercial loans at amortized cost

In 2020, commercial loans grew 7.1% or Ch$1,124,864 million with growth mainly coming from our SME segment through the FOGAPE loans. In 2020, there was a rise in commercial loans transferred to Stage 2 as a result of an adjustment due to the deterioration of macroeconomic variables. In June 2020, Ch$228,000 million where transferred from Stage 1 to Stage 2. The transfers to stage 3 and the increase in write-offs was due to the slower economic growth as result of the lockdowns due to the COVID-19 pandemic, which affected loans in the SME segment, as well as Middle-market and Corporate loans in sectors more heavily affected by the pandemic.

	Stage 1		Stage 2		Stage 3		Total
Commercial loans	Individual	Collective	Individual	Collective	Individual	Collective
	(In millions of Ch$)
Gross carrying amount at January 1, 2020	10,208,264	3,594,359	1,004,967	240,100	401,007	413,628	15,862,325
Transfers
Transfers to stage 2	(1,355,492)	(277,926)	1,355,492	277,926	-	-	-
Transfers to stage 3	(2,492)	(52,304)	-	-	2,492	52,304	-
Transfers to stage 3	-	-	(198,124)	(163,049)	198,124	163,049	-
Transfers to stage 1	239,349	162,768	(239,349)	(162,768)	-	-	-
Transfers to stage 2	-	-	4,022	117,446	(4,022)	(117,446)	-
Transfers to stage 1	-	138	-	-	-	(138)	-
Net changes on financial assets	676,413	867,445	(337,291)	(80,505)	(537)	(28,040)	1,097,485
Write-off	-	-	-	-	(66,989)	(101,548)	(168,537)
Foreign exchange adjustments and others	(1,243)	10,082	(2)	(559)	(9)	52	8,321
At December 31, 2020	9,764,799	4,493,999	1,589,715	228,591	530,066	380,019	16,987,189

Mortgage loans at amortized cost

In 2020, mortgage loans grew 10.2% or Ch$1,148,830 million, as the lower long-term interest rates drove clients to take out more mortgages. Mortgage loans classified in Stage 2 and Stage 3 declined 14.3% and 5.3%, respectively. After the 6-month grace periods expired for the majority of these loans in November 2020, most of our clients showed a positive payment behavior and remained under Stage 1.

	Stage 1	Stage 2	Stage 3
Mortgage loans	Collective	Collective	Collective	Total
	(in millions of Ch$)
Gross carrying amount at January 1, 2020	10,275,966	457,948	529,081	11,262,995
Transfers
Transfers to stage 2	(248,167)	248,167	-	-
Transfers to stage 3	(53,621)	-	53,621	-
Transfers to stage 3	-	(215,547)	215,547	-
Transfers to stage 1	321,954	(321,954)	-	-
Transfers to stage 2	-	248,635	(248,635)	-
Transfers to stage 1	463	-	(463)	-
Net changes on financial assets	1,221,898	(25,440)	(22,147)	1,174,311
Write-off	-	-	(25,831)	(25,831)
Foreign exchange adjustments and others	(130)	563	(83)	350
At December 31, 2020	11,518,363	392,372	501,090	12,411,825

Consumer loans at amortized cost

In 2020, consumer loans decreased 10.9% or Ch$ 605,316 million due to low demand for loans following the COVID-19 pandemic lockdowns. This decrease is explained be the fact that we are mainly focused on lending to high-income earners, who mostly kept their jobs and increased their savings household rate. The majority of households also accessed their pension fund withdrawal, which in the initial stage was tax free, and therefore demand for consumer loans fell.

	Stage 1	Stage 2	Stage 3
Consumer loans	Collective	Collective	Collective	Total
	(in millions of Ch$)
Gross carrying amount at January 1, 2020	4,963,047	292,718	290,430	5,546,195
Transfers
Transfers to stage 2	(410,942)	410,942	-	-
Transfers to stage 3	(16,962)	-	16,962	-
Transfers to stage 3	-	(223,169)	223,169	-
Transfers to stage 1	238,800	(238,800)	-	-
Transfers to stage 2	-	57,574	(57,574)	-
Transfers to stage 1	2,225	-	(2,225)	-
Net changes on financial assets	(337,006)	(62,658)	13,763	(385,901)
Write-off	-	-	(219,402)	(219,402)
Foreign Exchange adjustments	1	(12)	(4)	(15)
At December 31, 2020	4,439,163	236,595	265,121	4,940,879

Analysis and Classification of Loan Portfolio Based on the Borrower’s Payment Performance

The following table analyzes our non-performing and impaired loans. Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest. For 2020, 2019 and 2018 impaired loans include all loans classified as Stage 3 according to IFRS 9. Prior to January 1, 2018, impaired loans include: (i) all loans to a single client that are evaluated on a group basis, including performing loans, that have a loan classified as non-performing, (ii) all renegotiated consumer loans and (iii) all commercial loans at risk of default. See “Note 9—Loans and Accounts Receivables from Customers—(a) Loans and accounts receivable from customers” in the Audited Consolidated Financial Statements.

	2020 (1)	2019 (1)	2018 (1)	2017	2016
			(Ch$ million)
Total loans	34,339,893	32,671,515	30,213,414	27,725,914	27,206,431
Allowance for loan losses	1,036,793	896,095	882,414	791,157	790,605
Impaired loans(2)	1,676,296	1,634,146	1,503,116	1,803,173	1,615,441
Impaired loans as a percentage of total loans	4.88%	5.00%	4.97%	6.50%	5.94%
Amounts non-performing	486,435	671,336	631,649	633,461	564,131
To the extent secured(3)	285,731	375,052	323,095	318,218	298,537
To the extent unsecured	200,704	296,284	308,554	315,243	265,594
Amounts non-performing as a percentage of total loans	1.42%	2.05%	2.09%	2.28%	2.07%
To the extent secured(3)	0.83%	1.15%	1.07%	1.15%	1.10%
To the extent unsecured	0.58%	0.91%	1.02%	1.14%	0.98%
Loans loss allowances as a percentage of:
Total loans	3.02%	2.74%	2.92%	2.85%	2.91%
Total amounts non-performing	213.14%	133.48%	139.70%	124.89%	140.15%
Total amounts non-performing- unsecured	516.58%	302.44%	285.98%	250.97%	297.67%

____________________

(1)	For 2020, 2019 and 2018, loan information corresponds to loans at amortized cost in accordance with IFRS 9. See “Note 9— Loans and Account Receivable at Amortized Cost - under IFRS 9” of the Audited Consolidated Financial Statements.

(2)	For 2018, 2019 and 2020 impaired loans include all loans classified as Stage 3 according to IFRS 9. See “Note 9— Loans and Account Receivable at Amortized Cost - under IFRS 9” of the Audited Consolidated Financial Statements. Prior to January 1, 2018, impaired loans include (a) for loans individually evaluated for impairment:

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

(3)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A break-down of the loans included in the previous table which have been classified as impaired, including renegotiated loans, is as follows:

	As of December 31, 2020
Impaired loans at amortized cost	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Total impaired loans at amortized cost	910,085	501,090	265,121	1,676,296

In 2020, we saw an increase in impaired loans (Stage 3) in our portfolio due to the effects of the pandemic, especially in the commercial portfolio. Both residential and consumer clients decreased the amount of impaired loans, mainly due to good payment behavior as a result of our focus on high income earners and as the government permitted people to access their private pensions to counter the effects of an economic slowdown. The consumer portfolio also shrunk in the year.

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

____________________

(1)	Total loans to a debtor, whose allowance level is determined on an individual basis with a risk of defaulting.

(2)	Renegotiated loans for loans whose loan loss allowance is analyzed on a group basis.

As of December 31, 2020, 2019 and 2018 under IFRS 9

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

	As of December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
	(in millions of Ch$)
Gross carrying amount	30,216,324	2,447,273	1,676,296	34,339,893
Modified loans	-	799,572	886,021	1,685,593
%	-	36.67%	52.86%	4.91%

ECL allowance	194,422	149,940	692,431	1,036,793
Modified loans		33,118	409,485	442,603
%		22.09%	59.14%	42.69%

	As of December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
	(in millions of Ch$)
Gross carrying amount	29,041,636	1,995,733	1,634,146	32,671,515
Modified loans	-	512,529	611,316	1,123,845
%	-	25.7%	37.4%	3.4%

ECL allowance	133,269	121,261	641,565	896,095
Modified loans	-	36,329	242,649	278,978
%	-	30.0%	37.8%	31.1%

	As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
	(in millions of Ch$)
Gross carrying amount	26,913,508	1,796,790	1,503,116	30,213,414
Modified loans	—	582,513	815,094	1,397,607
%		32.4%	54.2%	4.6%

ECL allowance	153,640	125,114	603,660	882,414
Modified loans	—	44,099	323,802	367,901
%	—	35.3%	53.6%	41.7%

The following table shows the success rate of renegotiated consumer and residential loans used for management purposes, for the periods indicated. The success rate for consumer loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2020, minus the amount of such renegotiated loans that have been charged off as of December 31, 2020, divided by (ii) the total amount of such renegotiated loans. The success rate for residential mortgage loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2020, divided by (ii) the total amount of such renegotiated loans. A charge-off of a residential mortgage loan is not generally included in measuring the success rate of mortgage renegotiations since the period to charge-off a mortgage loan is 48 months after an installment is past-due.

Period of Renegotiation	Success Rate Consumer Loans at December 31, 2020	Residential Mortgage Loans at December 31, 2020
First Quarter 2019	40.1%	79.9%
Second Quarter 2019	44.4%	87.5%
Third Quarter 2019	52.5%	76.6%
Fourth Quarter 2019	69.0%	75.1%
First Quarter 2020	69.1%	79.3%
Second Quarter 2020	85.1%	73.5%
Third Quarter 2020	94.7%	91.8%
Fourth Quarter 2020	99.1%	93.3%

The COVID-19 pandemic has had a major impact on Chile and global economies in 2020. Because this, the Chilean government has announced a program in agreement with the major banks in the country, through which SME’s may apply for COVID-19 credit lines for working capital at a real interest rate close to 0% and guaranteed by FOGAPE. Additionally, the Bank – in accordance with FMC’s instruction to facilitate access to credit for companies and households - has provided payment holiday terms of up to three months to mortgage customers with no more 30 days past due. This was extended by a further three months for customers in need. For consumer loans, the Bank has granted benefits such as a 3-month grace period to start paying, increases in terms, decreases in installments, and has even opted for current lower market rates.

Customers who sought COVID-19 related support, including payment holidays, were not the subject of any wider SICR triggers, and do not have to be moved to Stage 2 for a lifetime ECL assessment unless they had triggered other SICR criteria, and payment holidays also did not cause accounts to become past due and therefore did not automatically trigger a Stage 2 or Stage 3 lifetime ECL assessment.

The assessment of SICRs and the measurement of ECLs required to be based on reasonable and supportable information that is available to an entity without undue cost or effort. The Bank has developed estimates based on the best available information about past events, current conditions and forecasts of economic conditions. In assessing forecast conditions, the Bank has considered the effects of COVID-19 and the government support measures being undertaken. Despite of the above, with current COVID-19 infection rates having increased and continued high levels of uncertainty in the macro-economic outlook and to address a potential lag in defaults, we make use of a management overlay as part of our provisions for credit losses.

The Bank has conducted an exhaustive analysis of the measures implemented as a result of COVID-19, under the perspective of modified assets. Thus, in our commercial loan portfolio, the COVID-19 credit lines for working capital guaranteed by FOGAPE were new operations, hence, they were left out of the analysis. The modifications granted to our consumer loan portfolio were 3-month grace periods, modified terms and installments, and allowed modified interest rate, to the current market lower rates. Therefore, these consumer loans were accounted for a new financial assets. In line with our internal guide, these modifications are classified as modifications for commercial reasons, because they are not attributable to the financial difficulty of the debtor, and a new loan operation has been originated under current market conditions.

For the mortgage loan portfolio, original contractual conditions were not modified. Instead, the clients signed an addendum for the postponed installments, and a complementary operation was generated, with the mortgage guarantee covering both operations. Neither the monthly installments nor the rates were modified. This measure was granted only to clients with less than 30 days past due, and 98% of our clients are meeting their obligations in a timely manner. In line with our internal guide, we have concluded that the modifications granted to customers with no past due days were classified as modifications for commercial reasons, while clients with any past dues or that have had some restructuring, were classified as modifications for the financial difficulty of the debtor, and the Bank has calculated the difference between the gross carrying amount and the present value of the modified loans discounted at the original effective interest rate. The amount of these loans was not material to the Bank.

COVID-19 support measures

As of December 31, 2020, the relief measures were classified into new loans subject to government guarantee and payment holiday granted by the Bank:

COVID-19 measures	As of December 31, 2020
In millions of Ch$ (Ch$mn)
New loans subject to government guarantee	2,076,119
Payment holiday	9,098,028
Payment holiday – current	734,986
Payment holiday - expired	8,363,042

The payment holidays were mainly granted to mortgage loan agreements, and postponed principal, interest, inflation and insurances. The Bank has closely monitored the payment holidays which have expired, determining that Ch$8,241,191 million correspond to clients who are servicing their debt properly, and Ch$121,850 million to clients that have defaulted.

The following table shows residual maturity of the grace periods that have not expired as of December 31, 2020:

Residual maturity		<= 6 months	<= 12 months	<= 12 months	> 2 year <= 5 year
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
New loans subject to government guarantee	2,076,119	-	-	214,400	1,861,719
Payment holiday – current	734,986	722,746	7,861	4,379	-

The following diagram shows the breakdown of the Covid-19 measures as of December 31, 2021, including those that have expired and the aggregate amount of loans that are paying on time and those that are overdue:

Total Covid-19 Solutions
Ch$11,174 bn
Fogape Covid
Ch$2,076 bn (19%)
With payment holiday
Ch$9,098 Bn (81%)
Current Outstanding
Ch$1,044 bn (50%)
Expired
Ch$1,032 bn (50%)
Current Outstanding
Ch$ 735 bn (8%)
Expired
Ch$8,363 bn (92%)
Paid
Ch$1,027bn
(99.6%)
Overdue
Ch$4 bn
(0.4%)
(*) Contains second payment holiday for three months (3+3)
Paid
Ch$8,241bn
(99%)
Overdue
Ch$122 bn
(1%)
(*) Contains second payment holiday for three months (3+3)

Analysis of Loan Loss Allowances

The following tables show for 2020 the movement of provisions for expected credit losses for loans at amortized cost according to IFRS 9:

Commercial loans

	Stage 1		Stage 2		Stage 3
	Individual	Collective	Individual	Collective	Individual	Collective	Total
	(In millions of Ch$)
ECL allowance at January 1, 2020	21,539	35,888	30,389	25,555	196,165	197,033	506,569
Transfers
Transfers to stage 2	(23,652)	(16,137)	50,253	48,464	-	-	58,928
Transfers to stage 3	(9)	(3,007)	-	-	1,089	22,152	20,225
Transfers to stage 3	-	-	(25,214)	(29,540)	73,885	55,645	74,776
Transfers to stage 1	2,919	4,921	(9,322)	(20,605)	-	-	(22,087)
Transfers to stage 2	-	-	943	4,424	(1,560)	(22,995)	(19,188)
Transfers to stage 1	-	5	-	-	-	(45)	(40)
Net changes of the exposure and modifications in credit risk	39,971	19,449	18,462	15,122	58,915	43,498	195,417
Write-off	-	-	-	-	(66,989)	(100,393)	(167,382)
Foreign exchange adjustments and others	(1,179)	9	(59)	895	-	11	(323)
At December 31, 2020	39,589	40,943	65,452	4,315	261,505	193,268	645,072

Mortgage loans

	Stage 1		Stage 3
	Collective	Collective	Collective	Total
	(in millions of Ch$)
ECL allowance at January 1, 2020	8,446	14,509	78,104	101,059
Transfers
Transfers to stage 2	(5,250)	12,502	-	7,252
Transfers to stage 3	(472)	-	4,548	4,076
Transfers to stage 3	-	(8,923)	20,034	11,111
Transfers to stage 1	3,187	(13,912)	-	(10,725)
Transfers to stage 2	-	7,033	(28,146)	(21,113)
Transfers to stage 1	2	-	(37)	(35)
Net changes of the exposure and modifications in credit risk	19,162	(2,791)	30,352	46,723
Write-off	-	-	(25,831)	(25,831)
Foreign exchange adjustments and others	(10)	23	(8)	5
At December 31, 2020	25,065	8,441	79,016	112,522

Consumer loans

	Stage 1		Stage 3
	Collective	Collective	Collective	Total
	(in millions of Ch$)
ECL allowance at January 1, 2020	67,396	50,808	170,263	288,467
Transfers
Transfers to stage 2	(36,422)	95,850	-	59,428
Transfers to stage 3	(1,484)	-	9,061	7,577
Transfers to stage 3	-	(75,229)	108,792	33,563
Transfers to stage 1	13,589	(41,928)	-	(28,339)
Transfers to stage 2	-	10,162	(28,649)	(18,487)
Transfers to stage 1	254	-	(865)	(611)
Net changes of the exposure and modifications in credit risk	45,492	(7,926)	104,328	141,894
Write-off.	-	-	(204,286)	(204,286)
Foreign exchange adjustments and others..	-	(5)	(2)	(7)
At December 31, 2020	88,825	31,732	158,642	279,199

The following tables show for 2019 the movement of provisions for expected credit losses for loans at amortized cost according to IFRS 9:

Commercial loans

	Stage 1		Stage 2		Stage 3
	Individual	Collective	Individual	Collective	Individual	Collective	Total
	(in millions of Ch$)
ECL allowance at January 1, 2019(*)	30,189	44,104	31,066	24,945	198,115	179,771	508,190
Transfers
Transfers to stage 2	(7,786)	(20,058)	17,237	68,705	-	-	58,098
Transfers to stage 3	-	(2,666)	-	-	-	16,087	13,421
Transfers to stage 3	-	-	(8,567)	(42,601)	44,203	71,200	64,235
Transfers to stage 1	1,576	4,838	(7,525)	(22,278)	-	-	(23,389)
Transfers to stage 2	-	-	685	9,667	(3,867)	(27,482)	(20,997)
Transfers to stage 1	-	88	-	-	-	(242)	(154)
Net changes of the exposure and modifications in credit risk	(6,948)	14,199	(3,151)	(12,533)	41,365	54,962	87,894
Write-off	-	-	-	-	(83,844)	(94,014)	(177,858)
Foreign exchange adjustments and others	4,508	(4,617)	644	(350)	193	(3,249)	(2,871)
At December 31, 2019	21,539	35,888	30,389	25,555	196,165	197,033	506,569

____________________

(*)   Include loans and ECL balances of the acquired Santander Consumer Chile S.A.

Mortgage loans

	Stage 1		Stage 3
	Collective	Collective	Collective	Total
	(in millions of Ch$)
ECL allowance at January 1, 2019	9,006	15,102	67,162	91,270
Transfers
Transfers to stage 2	(3,318)	20,509	-	17,191
Transfers to stage 3	(311)	-	5,994	5,683
Transfers to stage 3	-	(12,598)	31,654	19,056
Transfers to stage 1	1,374	(13,849)	-	(12,475)
Transfers to stage 2	-	8,341	(29,303)	(20,962)
Transfers to stage 1	6	-	(193)	(187)
Net changes of the exposure and modifications in credit risk	1,655	(3,054)	32,561	31,162
Write-off	-	-	(34,184)	(34,184)
Foreign exchange adjustments and others	34	58	4,413	4,505
At December 31, 2019	8,446	14,509	78,104	101,059

Consumer loans

	Stage 1	Stage 2	Stage 3
	Collective	Collective	Collective	Total
	(in millions of Ch$)
ECL allowance at January 1, 2019 (*)	75,495	60,467	165,052	301,014
Transfers
Transfers to stage 2	(28,717)	109,916	-	81,199
Transfers to stage 3	(1,633)	-	11,699	10,066
Transfers to stage 3	-	(78,909)	111,334	32,425
Transfers to stage 1	7,941	(32,506)	-	(24,565)
Transfers to stage 2	-	17,002	(31,914)	(14,912)
Transfers to stage 1	47	-	(233)	(186)
Net changes of the exposure and modifications in the credit risk	15,641	(25,712)	135,298	125,227
Write-off	-	-	(223,919)	(223,919)
Foreign Exchange adjustments	(1,378)	550	2,946	2,118
At December 31, 2019	67,396	50,808	170,263	288,467

____________________

(*) Include loans and ECL balances of the acquired Santander Consumer Chile S.A.

The following tables show for 2018 the movement of provisions for expected credit losses for loans at amortized cost according to IFRS 9:

Commercial loans

	Stage 1		Stage 2		Stage 3
	Individual	Collective	Individual	Collective	Individual	Collective	Total
	(in millions of Ch$)
ECL allowance at January 1, 2018	29,797	50,014	28,282	23,041	191,397	160,182	482,713
Transfers
Transfers to stage 2	(2,719)	(1,525)	8,005	8,169	—	—	11,930
Transfers to stage 3	(241)	(2,697)	—	—	6,612	29,839	33,513
Transfers to stage 3	—	—	(5,541)	(6,776)	22,705	17,475	27,863
Transfers to stage 1	167	553	(411)	(3,402)	—		(3,093)
Transfers to stage 2	—		330	1,854	(1,704)	(6,776)	(6,296)
Transfers to stage 1	—	22	—	—	—	(72)	(50)
Net changes of the exposure and modifications in the credit risk	4,105	3,770	2,740	2,855	1,251	29,253	43,974
Write-off	—	—	—		(37,439)	(58,510)	(95,949)
Foreign Exchange adjustments	(920)	(6,696)	(2,339)	(1,167)	15,293	7,926	12,197
At December 31, 2018	30,189	43,541	31,066	24,574	198,115	179,317	506,802

Mortgage loans

	Stage 1	Stage 2	Stage 3
	Collective	Collective	Collective	Total
	(in millions of Ch$)
ECL allowance at January 1, 2018	14,602	20,227	73,190	108,019
Transfers
Transfers to stage 2	(516)	3,846	—	3,330
Transfers to stage 3	(383)	—	9,060	8,677
Transfers to stage 3	—	(2,518)	8,056	5,538
Transfers to stage 1	263	(6,255)	—	(5,992)
Transfers to stage 2	—	2,296	(10,185)	(7,889)
Transfers to stage 1	232	—	(232)	—
Net changes of the exposure and modifications in the credit risk	1,601	575	(1,784)	392
Write-off	—	—	(13,548)	(13,548)
Foreign Exchange adjustments	(6,793)	(3,069)	2,605	(7,257)
At December 31, 2018	9,006	15,102	67,162	91,270

Consumer loans

	Stage 1	Stage 2	Stage 3
	Collective	Collective	Collective	Total
	(in millions of Ch$)
ECL allowance at January 1, 2018	72,712	54,557	170,090	297,359
Transfers
Transfers to stage 2	(2,117)	14,655	—	12,538
Transfers to stage 3	(1,431)	—	16,311	14,880
Transfers to stage 3	—	(3,913)	10,721	6,808
Transfers to stage 1	1,320	(4,890)	—	(3,570)
Transfers to stage 2	—	2,943	(9,107)	(6,164)
Transfers to stage 1	18	—	(18)	—
Net changes of the exposure and modifications in the credit risk	3,782	(8,572)	42,194	37,404
Write-off	—	—	(64,506)	(64,506)
Foreign Exchange adjustments	(3,380)	(408)	(6,619)	(10,407)
At December 31, 2018	70,904	54,372	159,066	284,342

As of January 1, 2018, the Bank has adopted IFRS 9. The following table reconciles the prior period’s closing impairment allowance measured in accordance with the IAS 39 incurred loss model to the new expected loss impairment model according to IFRS 9.

	Loans loss allowance under IAS 39	Reclassification	Remeasurement	Loans loss allowance under IFRS 9
	(in millions of Ch$)
Loans and receivable (IAS 39)/ Financial assets at amortized cost (IFRS 9)
Interbank loans	472	(472)	—	—
Loans and account receivable from customers	790,685	84	97,322	888,091
Total loans and account receivable at amortized cost	791,157	(388)	97,322	888,091

The following table provides the details of the roll-forwards in 2017 and 2016 of our allowance for loan losses under IAS 39, including decrease of allowances due to charge-offs, allowances established, allowances released, gross provision expense and opening and closing balance:

	Commercial loans		Mortgage loans	Consumer loans
Activity during 2017	Individual	Group	Group	Group	Interbank loan	Total
	(in millions of Ch$)
Balances as of December 31, 2016	246,336	183,106	57,009	300,019	4,135	790,605
Allowances established (1)	64,658	148,681	43,621	252,038	307	509,305
Allowances released (2)	(55,925)	(20,491)	(11,427)	(46,089)	(3,970)	(137,902)
Released allowances by charge- off (3)	(36,279)	(92,223)	(20,137)	(222,212)	—	(370,851)
Balances as of December 31, 2017	218,790	219,073	69,066	283,756	472	791,157

	Commercial loans		Mortgage loans	Consumer loans
Activity during 2016	Individual	Group	Group	Group	Interbank loan	Total
	(in millions of Ch$)
Balances as of December 31, 2015	256,505	174,696	62,427	267,507	1,166	762,301
Allowances established (1)	61,002	133,855	50,892	280,544	3,052	529,345
Allowances released (2)	(43,183)	(14,432)	(34,246)	(30,790)	(83)	(122,734)
Released allowances by charge- off (3)	(27,988)	(111,013)	(22,064)	(217,242)	—	(378,307)
Balances as of December 31, 2016	246,336	183,106	57,009	300,019	4,135	790,605
____________________

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(2)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

Allocation of the Loan Loss Allowances

The following tables set forth, as of December 31, 2020, 2019 and 2018 according to IFRS 9 and for the previous four years listed under IAS 39, the proportions of our required loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans at each such date.

	As of December 31, 2020
	Total ECL Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans at amortized cost	Allowance amount as a percentage of total allowances for loans at amortized cost
	Ch$ million
Commercial loans
Interbank loans	1	0.0%	0.0%	0.0%
Commercial loans	498,146	3.7%	1.5%	48.0%
Foreign trade loans	41,261	3.3%	0.1%	4.0%
Checking accounts debtors	11,602	9.2%	0.0%	1.1%
Factoring transactions	4,129	0.8%	0.0%	0.4%
Student loans	8,798	13.9%	0.0%	0.8%
Leasing transactions	59,687	4.4%	0.2%	5.8%
Other loans and accounts receivable	21,448	10.9%	0.1%	2.1%
Subtotals	645,072	3.8%	1.9%	62.2%
Residential mortgage loans
Loans with mortgage finance bonds	84	1.1%	0.0%	0.0%
Mortgage mutual loans	758	0.8%	0.0%	0.1%
Other mortgage mutual loans	111,680	0.9%	0.3%	10.8%
Subtotals	112,522	0.9%	0.3%	10.9%
Consumer loans
Installment consumer loans	255,516	6.9%	0.7%	24.6%
Credit card balances	19,959	1.8%	0.1%	1.9%
Consumer leasing contracts	67	2.1%	0.0%	0.0%
Other consumer loans	3,657	3.0%	0.0%	0.4%
Subtotals	279,199	5.7%	0.8%	26.9%
Totals loans to clients	1,036,793	3.0%	3.0%	100.0%

	As of December 31, 2019
	Total ECL Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans at amortized cost	Allowance amount as a percentage of total allowances for loans at amortized cost
	Ch$ million
Commercial loans
Interbank loans	1	0.0%	0.0%	0.0%
Commercial loans	384,124	3.3%	1.2%	42.9%
Foreign trade loans	28,387	1.7%	0.1%	3.2%
Checking accounts debtors	11,900	6.0%	0.0%	1.3%
Factoring transactions	3,296	0.7%	0.0%	0.4%
Student loans	9,319	13.1%	0.0%	1.0%
Leasing transactions	44,645	3.1%	0.1%	5.0%
Other loans and accounts receivable	24,615	10.1%	0.1%	2.7%
Subtotals	506,569	3.2%	1.6%	56.5%
Residential mortgage loans
Loans with mortgage finance bonds	137	1.1%	0.0%	0.0%
Mortgage mutual loans	816	0.8%	0.0%	0.1%
Other mortgage mutual loans	100,106	0.9%	0.3%	11.2%
Subtotals	101,059	0.9%	0.3%	11.3%
Consumer loans
Installment consumer loans	255,061	6.5%	0.8%	28.5%
Credit card balances	27,337	2.0%	0.1%	3.1%
Consumer leasing contracts	122	3.1%	0.0%	0.0%
Other consumer loans	5,947	2.4%	0.0%	0.7%
Subtotals	288,467	5.2%	0.9%	32.2%
Totals loans to clients	896,095	2.7%	2.7%	100.0%

	As of December 31, 2018
	Total ECL Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans at amortized cost	Allowance amount as a percentage of total allowances for loans at amortized cost
	Ch$ million
Commercial loans
Interbank loans	10	0.1%	0.0%	0.0%
Commercial loans	368,786	3.3%	1.2%	41.8%
Foreign trade loans	39,917	2.3%	0.1%	4.5%
Checking accounts debtors	13,784	6.4%	0.0%	1.6%
Factoring transactions	4,353	1.1%	0.0%	0.5%
Student loans	11,190	14.0%	0.0%	1.3%
Leasing transactions	38,800	2.7%	0.1%	4.4%
Other loans and accounts receivable	29,962	18.2%	0.1%	3.4%
Subtotals	506,802	3.3%	1.7%	57.4%
Residential mortgage loans
Loans with mortgage finance bonds	177	1.0%	0.0%	0.0%
Mortgage mutual loans	805	0.7%	0.0%	0.1%
Other mortgage mutual loans	90,288	0.9%	0.3%	10.2%
Subtotals	91,270	0.9%	0.3%	10.3%
Consumer loans
Installment consumer loans	247,387	7.8%	0.8%	28.0%
Credit card balances	28,788	2.0%	0.1%	3.3%
Consumer leasing contracts	127	3.1%	0.0%	0.0%
Other consumer loans	8,040	3.0%	0.0%	0.9%
Subtotals	284,342	5.8%	0.9%	32.2%
Totals loans to clients	882,414	2.9%	2.9%	100.0%

	As of December 31, 2017				As of December 31, 2016
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances
	Ch$ Million
Commercial loans
Commercial loans	301,990	3.0%	1.1%	38.2%	308,166	3.1%	1.1%	39.0%
Foreign trade loans	50,470	3.2%	0.2%	6.4%	57,820	3.2%	0.2%	7.3%
Checking accounts debtors	14,466	7.4%	0.1%	1.8%	9,648	5.4%		1.2%
Factoring transactions	5,995	1.3%	—	0.8%	5,407	1.8%	—	0.7%
Leasing transactions	30,322	2.1%	0.1%	3.8%	23,139	1.6%	0.1%	2.9%
Other loans and accounts receivable	34,620	14.4%	0.1%	4.4%	25,262	11.4%	0.1%	3.2%
Subtotals	437,863	3.1%	1.6%	55.3%	429,442	3.1%	1.6%	54.3%
Residential mortgage loans
Loans with mortgage finance bonds	123	0.5%	—	—	16	—	—	—
Mortgage mutual loans	594	0.5%	—	0.1%	190	0.2%	—	—
Other mortgage mutual loans	68,349	0.8%	0.2%	8.6%	56,803	0.7%	0.2%	7.2%
Subtotals	69,066	0.8%	0.2%	8.7%	57,009	0.7%	0.2%	7.2%
Consumer loans
Installment consumer loans	240,962	8.3%	0.9%	30.5%	249,545	9.2%	0.9%	31.6%
Credit card balances	33,401	2.4%	0.1%	4.2%	41,063	2.8%	0.2%	5.2%
Consumer leasing contracts	62	1.3%	—	—	72	1.4%	—	—
Other consumer loans	9,331	3.4%	—	1.2%	9,339	3.4%	—	1.2%
Subtotals	283,756	6.2%	1.0%	35.9%	300,019	6.7%	1.1%	37.9%
Totals loans to clients	790,685	2.9%	2.9%	99.9%	786,470	2.9%	2.9%	99.5%
Interbank loans	472	0.3%	—	0.1%	4,135	1.5%	—	0.5%
Totals	791,157	2.9%	2.9%	100.0%	790,605	2.9%	2.9%	100.0%

Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 9 directors and two alternates who are elected at our ordinary shareholders’ meetings. The current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 30, 2020. Members of the Board of Directors are elected for three-year terms. The term of the current Board members expires in April of 2023.

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

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Claudio Melandri Hinojosa	President	Asset and Liability Committee Strategy Committee (President) Market Committee Remuneration Committee Integral Risk Committee Management Appointment Committee	Apr-23

Rodrigo Vergara Montes	First Vice President	Market Committee Audit Committee Asset and Liability Committee (President) Strategy Committee	Apr-23

Orlando Poblete Iturrate	Second Vice President	Remuneration Committee (President) Audit Committee (President)	Apr-23

Felix de Vicente Mingo	Director	Asset and Liability Committee Audit Committee Integral Risk Committee Strategy Committee	Apr-23

Alfonso Gómez Morales	Director	Integral Risk Committee (President) Strategy Committee Remuneration Committee Market Committee Asset and Liability Committee	Apr-23

Ana Dorrego	Director	–	Apr-23

Rodrigo Echenique Gordillo	Director	–	Apr-23

Lucia Santa Cruz Sutil	Director	Strategy Committee Analysis and Resolution Committee Market committee Integral Risk Committee	Apr-23

Directors	Position	Committees	Term Expires
Juan Pedro Santa Maria Perez	Director	Audit Committee (Secretary) Analysis and Resolution Committee (President) Integral Risk Committee	Apr-23

Blanca Bustamante Bravo	Alternate Director	Integral Risk Committee Strategy Committee Management Appointment Committee (President)	Apr-23

Oscar von Chrismar Carvajal	Alternate Director	Integral Risk Committee Market Committee (President) Strategy Committee Management Appointment Committee Asset and Liability Committee Analysis and Resolution Committee	Apr-23

____________________

Claudio Melandri Hinojosa became the Executive Chairman on February 27, 2018 and is country head ofupo Santander in Chile. He is also President of Santander Chile Holding S.A. and Vice President of Universia Chile S.A.. He has more than 30 years of experience in the financial indusy and was Chief Executive Officer of Santander Chile from January 2010 to March 2018. He started his career in Banco Concepción and joined Grupo Santander in 1990, where he has held various positions of responsibility, including Regional Manager, Manager of the branch network, Human Resources Manager and Manager of Commercial Banking. He was also a Vice President at Banco Santander Venezuela for three years in the commercial area of this country. Mr. Melandri has degrees in Business and Accounting and holds a Master of Business Administration from the Universidad Adolfo Ibañez.

Rodrigo Vergara became a director and First Vice President of the Board on July 12, 2018. He was President of the Central Bank of Chile between 2011 and 2016 and was a member of the Board of the Central Bank of Chile between 2009 and 2011. Mr. Vergara is an associate researcher at the Centre of Public Studies (CEP) and a research fellow at Harvard’s Mossavar-Rahmani Center for Business and Government (Kennedy School). He is a professor of Economics at Pontificia Universidad Católica de Chile and an economic consultant and board member for various companies. He graduated with an Economics Degree from the Pontificia Universidad Católica de Chile in 1985 and earned a Doctorate Degree in Economics from Harvard University in 1991. Between 1985 and 1995, he worked at the Central Bank of Chile where he was promoted to Chief Economist in 1992. He has been an economic consultant for central banks and governments within Latin America, Eastern Europe, Asia and Africa. He has also been an external consultant for the World Bank, the International Monetary Fund, the Inter-American Development Bank and the United Nations. He has served, among others, as a member in the Presidential Work and Equity Commission, the Advisory Commission on the Free Trade Agreement between Chile and the US, the National Savings Commission, the Fiscal Rule Commission and the Covid Economic Plan Commission. Mr. Vergara is the author of numerous articles published in specialized journals and has edited several books.

Orlando Poblete Iturrate is the Second Vice President and has served on the Board since April 22, 2014. Since 1991, Mr. Poblete has been a professor at the Universidad de los Andes. Between 1997 and 2004, he was Dean of the Law School at the Universidad de los Andes and until 2014 he served as Chancellor. He is also a partner at the law firm Orlando Poblete & Company. He is a member of the Counsel of the Arbitration and Mediation of Santiago of the Chamber of Commerce of Santiago. Previously, between 1979 and 1991, he was a professor of Procedural Law at the Universidad de Chile. Mr. Poblete is a lawyer from the University of Chile and has a Masters in Law from the same university. He is also a graduate of the Directive Management of Companies Program (PADE) of ESE Business School of the Universidad de los Andes.

Félix de Vicente Mingo became a director on March 27, 2018. He has a Business degree with a specialization in Economics from the Universidad de Chile. Between 2013 and 2014, he was Minister of Economy, Development and Tourism of Chile. Before this, he was a Trade Commissioner of ProChile, an institution of the Ministry of Foreign Affairs dedicated to promoting Chilean products abroad. His first position was in a fruit export company in the O’Higgins region of Chile and then Manager of Administration and Finance of Telemercados Europa, as well as being president and partner of various companies in Chile and abroad.

Alfonso Gómez became a director on March 27, 2018. He has a Civil Engineering degree from the Universidad Católica de Chile, a Ph.D. of the Royal College of Art of London and he is an advisor to the Innovation Center UC Anacleto Angelini. He started his career in the Industrial and System Engineering Department of Universidad Católica de Chile. He was founder of various companies, such as Apple Chile, Unlimited and Virtualia, the first social network developed in Latin America. He has been a director of numerous companies and institutions such as the National Council of Culture and the Arts and Fundación País Digital, and the National Council of Innovation. He was Dean of the Faculty of Engineering and later Dean of the Business School of the Adolfo Ibáñez University.

Ana Dorrego became a director on March 15, 2015. She has been working at the Santander Group since 2000, mainly in the Financial Planning and Corporate Development department, coordinating the Group’s planning processes and following up on the different Santander Group units and projects. She is also director at CACEIS since December 2019. She was director of E-business development for the Santander Group and previously she was a corporate client relationship manager and commercial director of transactional banking at Bankinter. Ms. Dorrego holds a degree in Business Administration from the Universidad Pontificia de Comillas ICAI-ICADE, and a master’s degrees in Business Administration from Deusto University – Bilbao, Spain, and Adolfo Ibañez, Miami/Chile.

Rodrigo Echenique Gordillo became a director on March 26, 2019. He is currently the President of the Banco Santander Foundation and a board member of BSI (Banco Santander International). He is an Independent Director of Inditex. He is a member of the Board of Trustees of the Spain-US Council Foundation, Vice President of the Board of Trustees of the Teatro Real, member of the Board of Trustees of the Reina Sofía School of Music, of the Fundación Empresa y Crecimiento and of the ProCNIC and CNIC Foundation. He has been CEO, Vice President and Executive Director of Banco Santander, S.A. He has also been President of Santander Spain and Banco Popular. He was a member of the Board of Directors of Banco Santander, S.A. from 1987 to 2020. He has been a member of the Board of Banco Santander International and Santander Investment. He was also Vice President of Banco Banif, S.A., President of Allfunds Bank and SPREA. He has been a member of the Board of Directors of several industrial and financial companies: such as Ebro Azúcares y Alcoholes, S.A., Industrias Agricolas, S.A., SABA, S.A. and Lar, S.A. He was President of the Social Council of the Carlos III University of Madrid. A board member and then Chairman of the Advisory Board of Accenture, S.A., Lucent Technologies, Quercus and Agrolimen, S.A. He has been Chairman of Vallehermoso, S.A., Vocento, S.A., NH Hotels Group, Metrovacesa, S.A. and Merlin Properties, SOCIMI, S.A. He has a law degree from the Universidad Complutense de Madrid and is a State Attorney.

Lucía Santa Cruz Sutil became a director on August 19, 2003. She is a Member of the Board of the Universidad Adolfo Ibañez. She is director of Compañía de Seguros Generales y de Vida La Chilena Consolidada (Zurich). She is a member of the Academy of Social, Political and Moral Sciences of the Institute of Chile. She was a member of the Advisory Board of Nestle Chile and the Self-Regulation Committee for Insurance Companies in Chile. Ms. Santa Cruz is a historian and holds a M.Phil. in Philosophy from Oxford University and holds a Doctor Honoris Causa degree in Social Sciences from King’s College, University of London.

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

Blanca Bustamante Bravo became an alternate director on April 28, 2015. She holds a commercial engineering degree with mention in economics from Universidad Católica de Chile. Her professional experience includes the role of economic analyst for the Central Bank of Chile and research analyst for Oppenheimer & Co. in New York and IM Trust. In 1998, she joined Viña Concha y Toro as Head of Investor Relations, a position held until 2010. In 2001, she also became deputy manager of Corporate Communications and in 2017 became Director of Corporative Affairs. Currently she holds the position of Director of Investor Relations. Since 2013, she has been a director in the Center for Research & Innovation for Viña Concha y Toro.

Oscar von Chrismar Carvajal joined the Board on December 22, 2009 and is currently an alternate director. Mr. von Chrismar holds a Civil Engineering degree from the Universidad de Santiago de Chile with specialist studies in the US and Europe. He is a director of Sinacofi and the Stock Exchange since April 2012. He joined Banco Santander in 1990 as a manager of the finance division. Between 1995 and 1996 he was General Manager of Banco Santander Peru. In 1997, he became the General Manager of Santander Chile, a position he held until December 2009 when he joined the Board of Directors. Mr. von Chrismar was also a board member of Banco Santander Argentina, Peru and Colombia and the Santiago Stock Exchange. Prior to joining the Santander Group, he was Manager of the Finance Division for Morgan Bank and Manager of Finance of ING Bank. He has more than 25 years of experience in the banking industry.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Miguel Mata	Chief Executive Officer	Mar-18
Matias Sánchez	Director of Retail Banking	Mar-16
Fred Meller	Director of Corporate and Investment Banking	Jan-11
Jose Manuel Manzano	Director of Middle-Market	Apr-16
Emiliano Muratore	Chief Financial Officer	Apr-16
Guillermo Sabater	Financial Controller	Nov-15
Franco Rizza	Director of Risk	Feb-14
Ricardo Bartel	Director of Technology and Operations	Jun-15
María Eugenia de la Fuente	Director of Human Resources	Jun-15
Sergio Avila	Director of Administration and Costs	Mar-15
Jonathan Covarrubias	Chief Accounting Officer	May-19
Carlos Volante	Director of Clients and Service Quality	Jan-14
Cristian Florence	General Counsel	Sep-12
Oscar Gomez	Director of Internal Audit	Jan-20
Cristian Peirano	Director of Corporate Products	Apr-19

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

Matias Sánchez became Director of Retail Banking in March 2016. He was the Middle-Market Director between 2013 and 2016 at Santander Chile. Previously, he worked for 18 years in Banesto, part of Grupo Santander as the deputy general head of Commercial Banking, and as Chief Executive Officer of Gescoban Soluciones S.A. Mr. Sánchez is an Economist of the Alicante University (Spain), with post-graduate studies in the Instituto de Empresa and IESE, both in Madrid. He also has a diploma in Leadership from Harvard Business School.

Fred Meller became Director of Santander Corporate and Investment Banking in January 2011. Prior to that, he was Manager of Markets for Europe and UK for Santander Spain. Previously, he served as Treasurer and was responsible for the Finance Division of Santander Chile. He was also General Manager of Santander Agente de Valores and is currently a director of Deposito Central de Valores de Chile and of the Bolsa Electronica de Chile. Mr. Meller holds a business degree from Universidad Central de Chile and has participated in management programs at Kellogg Business School and Universidad de los Andes.

José Manuel Manzano became Director of our Middle-market banking segment on April 1, 2016. Prior to that, he was Manager of Personnel, Organization and Costs of Banco Santander Chile, since September 2013. He was Corporate Director of Risk since September 2007, and Manager of Human Resources for Santander-Chile since 1999. He was also General Manager of Santander Administradora General de Fondos and Managing Director of Santander AFAP in Uruguay. He is currently a director of Santander Chile Holding S.A., Santander Asset Management S.A. and Zurich Santander S.A. Mr. Manzano holds a Master of Business Administration and a commercial engineering degree from Universidad Católica de Chile.

Emiliano Muratore became the Chief Financial Officer for Santander-Chile in April 2016. From Buenos Aires, Argentina, he has more than 22 years of experience in the Santander Group. He joined Santander Rio (Argentina) in 1999 and after four years he was moved to the Group headquarters in Madrid as part of a young talent development program, where he started his experience in the finance division. In 2006, he moved to Santander Chile where, in 2008, he was appointed as Manager of the Financial Division, bearing responsibility for the management of structural financial risks. After eight years, he was promoted to Chief Financial Officer. Mr. Muratore has a degree in business from Universidad Católica Argentina in Buenos Aires and a postgraduate degree in finance from Universidad de San Andrés in Buenos Aires. In 2018 he completed the Advanced Management Program at Harvard Business School. Currently, he is chairman of the financial management and infrastructure committee at Chile’s Banking Association (ABIF). He also serves as board member at Fundación Belén Educa, a non-for-profit organization that manages 12 schools targeted to disadvantaged families.

Guillermo Sabater is the Financial Controller of Santander-Chile and has been working for Santander Group and its affiliates for 28 years. Between 2009 and 2015, he was Senior Executive Vice President of Santander in the US and CFO and Controller of Sovereign Bank and Santander Holdings USA. Before that, he was the financial controller of Banco Santander Chile between 2006 and 2009. He also served for three years, between 2003 and 2006, as Financial Controller of the Consumer Finance Division in Madrid, Spain. Mr. Sabater also served as an internal auditor during his first ten years at the company. He has a degree in Economics and Business Administration from the University College of Financial Studies at the University Complutense de Madrid and completed a Program in Executive Development at the Institute of Business and has completed various courses at institutions such as Babson College and Boston University.

Franco Rizza became Chief Risk Officer in February 2014. Previously, he was director of Global Collections & Recoveries in the Madrid headquarters, covering all countries where the Group has commercial banking activities outside Spain. Between 2010 and 2013, he was the Chief Risk Officer of Banco Santander in Uruguay. He joined the Group in 1989 in Argentina, where he held various positions, including Regional Manager, Product Manager and Retail Credit Risk Manager. He has completed studies in Business and Risk Management in Argentina and Spain.

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

María Eugenia de la Fuente is the Director of Human Resources and Communications. Ms. de la Fuente has a commercial engineering degree from the Universidad de Chile and a Master’s degree in tax planning from the Universidad Adolfo Ibañez. She has more than 30 years of experience in strategic planning and human resource management for both private and public companies. From March 2010 to February 2013, she was the Undersecretary to the Chief of Staff for the first government of President Sebastian Piñera. From 2013 to 2015, she was Managing Director of Transparency and Client Services for Corpbanca and Chief Executive Officer of BZD Consultores. She assumed her current role at Santander-Chile in June 2015.

Sergio Avila is Director of Administration and Costs. He has worked at Banco Santander Chile for 19 years in Asset Management, Corporate Finance, Retail banking, Middle-market and Risks. Mr. Avila has a Bachelor of Science and Master of Science in Civil Engineering Degree from the Universidad Católica de Chile.

Carlos Volante became Director of Clients’ and Service Quality of Santander Chile in January 2014. He joined the Santander Group in 1990, holding various responsibilities within the organization, including manager of the Branch Network, general manager of the Administrator of Mutual Funds, Mortgage Manager, Product Manager and Monitoring Commercial Banking. He was also Executive Vice President of Commercial Banking at Banco de Venezuela Grupo Santander. Between 2012 and 2013, he was general manager of the Corona Commercial Credit Group. Mr. Volante is an accountant auditor from the University of Talca and attended the DPA and has an MBA from the Universidad Adolfo Ibáñez. He also has a master’s degree in Philosophy and participated in the PADE program at the Universidad de los Andes.

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

Oscar Gómez is Director of Internal Audit a position he has held since January 2020. He has worked for Grupo Santander since 1997 in different positions in the Internal Audit Division, including serving as the Corporate Director for Financial Risk Information. Mr. Gómez has a degree in Economic and Business Science from Universidad de Cantabria and is certified by the IIA (Institute of Internal Auditors) as CIA (Certified Internal Auditor) and CRMA (Certification in Risk Management Assurance). He has also completed post graduate studies at Instituto de Empresa (Spain).

Cristian Peirano became the Director of Corporate Products in April 2019, date on which he reintegrated to the Bank. He has more than 30 years of experience in the banking industry. He previously held the positions of manager of corporate products for 10 years at another institution. Between 1986 and 2002 he was responsible for the areas and divisions of Research, Commercial Corporates and Risk at Banco O-Higgins and Banco Santiago, as well as director of subsidiaries in Chile and abroad. Furthermore, between 1999 and 2009 he worked in Banco Santander, which merged with Banco Santiago, as manager of Middle-market Banking and manager of Products. He has a business degree from Universidad Católica de Chile.

Jonathan Covarrubias was named Chief Accounting Officer of Santander-Chile in May 2019. He has over 19 years of experience in the banking industry, having started at Santander Chile in 2001. Previously he has held managerial positions related to the Consolidation and Reporting Departments, overseeing our Chilean, U.S. and Spanish GAAP reporting requirements. Mr. Covarrubias is a public accountant from the University of Santiago. He has a Masters in International Management of Companies’ Administration from the University of Zaragoza and has participated in the ESE Business School Advanced Management Program. Mr. Covarrubias is also certified by the Comité de Acreditación de Conocimientos en el Mercado de Valores (CAMV) in Chile.

B. Compensation

For the year ended December 31, 2020, the aggregate amount of compensation paid by us to all of our directors, executive officers and management members was Ch$31,961 million (U.S.$45 million). For the year ended December 31, 2020, the aggregate amount of compensation paid by us to all of our directors was Ch$1,452 million (U.S.$2 million), in monthly stipends. At our annual shareholder meeting held on April 30, 2020, shareholders agreed to maintain the remunerations approved in the previous shareholders’ meeting in 2019. In addition, a monthly stipend per director of UF 250 (U.S.$10,200), UF 500 (U.S.$20,400) for the Chairman of the Board and UF 375 (U.S.$15,301) for the Vice-Chairman’s of the Board was set. This amount will be increased by UF 30 per month (U.S.$1,224) if a Board member is named to one or more committees of the Board. The additional amount will be UF 60 (U.S.$2,448) for the President of a committee and UF 15 (US$612) for the Vice-President of one or more committees. In the case of the Integral Risk Committee, which holds sessions twice a month, the remuneration received by a regular board member is UF 15 (U.S.$612) per session with the President of this committee receiving 30 UF (U.S.$1,224) per session. Remuneration will be limited to two sessions per month, even if more sessions are held. Shareholders also approved the Audit Committee remuneration for its members. The remuneration received by a regular board member is UF 115 (U.S.$4,692) with the President of this committee receiving 230 UF (U.S.$9,384). This remuneration is in line with Chilean corporate governance law. In addition, we can pay certain directors professional service fees for the consulting services that they render to us in their fields of expertise. For the year ended December 31, 2020, we did not make any such payments to our directors.

Santander-Chile and its affiliates have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis.

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period. For the years ended December 31, 2020, 2019 and 2018, share-based compensation amounted to Ch$(1,589) million, Ch$ (315) million and Ch$ (337) million.

Pension Plans

The Bank has an additional benefit available to its principal executives, consisting of a pension plan. The purpose of the pension plan is to endow the executives with funds for a better supplementary pension upon their retirement. For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. The executives will be entitled to receive this benefit subject to the following terms:

a.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.

b.	The Bank will create a pension fund, with life insurance, for each beneficiary in the plan. Periodic contributions into this fund are made by the manager and matched by the Bank.

c.	The Bank will be responsible for granting the benefits directly.

If the working relationship between the executive and the company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan. In the event of the executive’s death or total or partial disability, the executive or his/her family will be entitled to receive this benefit. The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company. Plan Assets owned by the Bank at the end of 2020 totaled Ch$8,224 million (Ch$7,195 million in 2019). The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

Calculation method

We use the projected unit credit method, which considers each working year as generating an additional amount of rights over benefits and values each unit separately. It is calculated based primarily on fund contributions, as well as other factors such as the legal annual pension limit, seniority, age and yearly income for each unit valued individually.

Actuarial hypothesis assumptions

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment 2020	Plans post-employment 2019

Mortality chart	RV-2014	RV-2014
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Assets related to the pension fund contributed by the Bank into the Seguros Euroamerica insurance company with respect to defined benefit plans are presented as net of associated commitments. Activity for post-employment benefits is as follows:

	As of December 31,
	2020	2019
	(in millions of Ch$)
Plan assets	8,224	7,195
Commitments for defined-benefit plans		—
For active personnel	(7,551)	(6,525)
Incurred by inactive personnel	—	—
Minus:
Unrealized actuarial (gain) losses	—	—
Balances at year end	673	670

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2020	2019	2018
	(in millions of Ch$)
a) Fair value of plan assets
Opening balance	7,195	6,804	7,919
Expected yield of insurance contracts	3,985	333	353
Employer contributions	870	859	836
Actuarial (gain) losses	—	—	—
Premiums paid	—	—	—
Benefits paid	(226)	(801)	(2,304)
Fair value of plan assets at year end	8,224	7,195	6,804
b) Present value of obligations
Opening balance	(6,525)	(5,958)	(6,998)
Net incorporation of Group companies	—	—	—
Service cost	(1,026)	(566)	(1,069)
Interest cost	—	—	—
Curtailment/settlement effect	—	—	—
Benefits paid	—	—	—
Past service cost	—	—	—
Actuarial (gain) losses	—	—	—
Other	—	—	2,109
Present value of obligations at year end	(7,551)	(6,525)	(5,958)
Net balance at year end	673	670	846

Plan expected profit:

	As of December 31,
	2020	2019	2018
Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2020	2019	2018
	(in millions of Ch$)
Current period service expenses	1,026	566	1,069
Interest cost	—	—	—
Expected yield from plan’s assets	(385)	(333)	(353)
Expected yield of insurance contracts linked to the Plan:	—	—	—
Extraordinary allocations	—	—	—
Actuarial (gain)/ losses recorded in the period	—	—	—
Past service cost	—	—	—
Other	—	—	—
Total	641	223	716

C. Board Practices

Audit Committee

Board member	Position in Committee
Orlando Poblete	President
Felix de Vicente	Member
Rodrigo Vergara	Member
Juan Pedro Santa María	Secretary

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

This committee is also responsible for:

•	Presenting to the Board of Directors a list of candidates for the selection of an external auditor to be proposed at the Annual Shareholders’ Meeting.

•	Presenting to the Board of Directors a list of candidates for the selection of rating agencies.

•	Overseeing and analyzing the results of the external audit and the internal reviews.

•	Overseeing and coordinating the Bank’s operational risk policies.

•	Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.

•	Analyzing the external auditors’ reports and their content, procedures and scope.

•	Analyzing the rating agencies’ reports and their content, procedures and scope.

•	Obtaining information regarding the effectiveness and reliability of the internal control systems and procedures.

•	Analyzing the information systems performance, and its sufficiency, reliability and use in connection with decision-making processes.

•	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

•	Investigating suspicious and fraudulent activities (including conflicts).

•	Analyzing the reports of the inspection visits, instructions and presentations of the FMC.

•	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

•	Informing the Board of Directors of accounting changes and their effects.

Integral Risk Committee

The Integral Risk Committee of the Board is responsible for reviewing and monitoring all risks that may affect us, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises risk in general. It also evaluates the reasonability of the systems for measurement and control of the following risks: Credit risk, Market risk, Operational risk, Cybersecurity, Solvency risk (BIS), Legal risks, Compliance risks and Reputational risks.

This Committee includes six Board members. This committee also includes the Chief Executive Officer, the Director of Risk and other senior level executives from the risk and commercial side of our business. The Board members of this committee are the following:

Board member	Position in Committee
Alfonso Gomez	President
Oscar von Chrismar	Member
Felix de Vicente	Member
Blanca Bustamante	Member
Juan Pedro Santa Maria Perez	Member
Claudio Melandri	Member
Lucía Santa Cruz	Member

Asset and Liability Committee (ALCO)

The ALCO includes the Chairman and Vice Chairman of the Board and three additional members of the Board, the Chief Executive Officer, the Chief Financial Officer, the Corporate Financial Controller, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, and other senior members of management. The ALCO meets monthly. All limits reviewed by the ALCO are measured and prepared by the Market Risk Department. The non-Board members of the ALCO meet weekly to review liquidity, funding, capital and market risk related matters.

Board member	Position in Committee
Rodrigo Vergara	President
Claudio Melandri	Member
Oscar von Chrismar	Member
Felix de Vicente Mingo	Member
Alfonso Gomez	Member

The main functions of the ALCO are:

•	Making the most important decisions, approving the risk appetite and limits regarding our exposure to inflation, interest rate risk, funding, capital and liquidity levels.

•	Review of the evolution of the most relevant local and international markets and monetary policies.

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

The Strategy Committee oversees our strategic planning process and follow-up, as well as the identification of broad business opportunities and threats.

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

Management Appointment Committee

Board member	Position in Committee
Blanca Bustamante	President
Claudio Melandri	Member
Oscar von Chrismar	Member

The Management Appointment Committee oversees the revision and application of policies and procedures of roles defined as “key positions” and also the review of other positions within the organization in general.

Remuneration Committee

Board member	Position in Committee
Orlando Poblete	President
Alfonso Gómez	Member
Claudio Melandri	Member

The Remuneration Committee reviews the documentation referring to the evaluation and remuneration of roles defined as “key positions” and other member of the organization in general.

D. Employees

As of December 31, 2020, on a consolidated basis, we had 10,470 employees: 9,842 of whom were bank employees, 121 of which were employees of our subsidiaries and 628 were employees of entities controlled by the Bank through other considerations. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 7,819 or 74.7% were unionized. In February 2018, a new collective bargaining agreement was signed with the main unions, which came into effect on September 1, 2018 and which expires on August 31, 2021, though it may be renegotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2020
Executives	254
Supervisors	1,298
Professionals	5,920
Administrative	2,998
Total	10,470

E. Share Ownership

No director or executive officer owns more than 1% of the shares of Santander-Chile as of December 31, 2020. Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities of Santander-Chile to them. In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. See “Item 6—Directors, Senior Management and Employees—Compensation” for more details.

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

Santander Spain is in a position to elect of a majority of the members of Santander-Chile’s Board of Directors, to determine its dividend and other policies and to determine substantially all matters to be decided by a vote of shareholders. Santander Spain holds ordinary shares to which no special voting rights are attached. Each share represents one vote and there are no shareholders with different voting rights.

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2020, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchange and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at December 31, 2020 on the Chilean Stock Exchange was Ch$6,426,013 million and U.S.$8,946 million on the NYSE. At December 31, 2020, Santander-Chile had 11,733 holders of its ordinary shares registered in Chile, including The Bank of New York Mellon as Depositary (the “Depositary”) of Santander-Chile’s ADS Program. Other than the information disclosed in this section, there are no arrangements to the knowledge of Santander-Chile that can result in a change of control of Santander-Chile. As of December 31, 2020, there were a total of 28 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

In addition, under the Chilean Companies Law, a company may not enter into a transaction with related parties unless (i) such transaction has received the prior approval of the company’s Board of Directors and (ii) the terms of such transaction are consistent with the terms of transactions of a similar type prevailing in the market. If it is not possible to make this determination, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to call a shareholders’ meeting to resolve the matter, with the agreement of two thirds of the issued voting shares required for approval. For purposes of this regulation, the law considers the amount of a proposed transaction to be material if (1) it exceeds 1% of the company’s net worth (provided that it also exceeds UF2,000) or (2) it exceeds UF20,000.

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

	As of December 31,
	2020				2019				2018
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)
Loans and accounts receivable:
Commercial loans	352,590	265	3,939	900	246,868	375	2,986	685	122,289	459	4,299	233
Mortgage loans	-	-	22,428	-	-	-	20,473	-	—	—	18,814	—
Consumer loans	-	-	6,131	-	-	-	5,781	-	—	—	5,335	—
Loans and accounts receivable:	352,590	265	32,498	900	246,868	375	29,240	685	122,289	459	28,448	233
Allowance for loan losses	(1,138)	(9)	(137)	(14)	(122)	(182)	(179)	(10)	(308)	(9)	(116)	(5)
Net loans	351,452	256	32,361	886	246,746	192	29,061	675	121,981	450	28,332	228

Guarantees	3,323	-	27,203	442	462,513	-	23,918	288	442,854	—	22,893	7,171
Contingent loans:
Personal guarantees	-	-	-	-	-	-	-	-	—	—	—	—
Letters of credit	3,447	-	-	93	4,112	-	-	63	5,392	—	2,060	44
Guarantees	811	-	-	-	464,691	-	-	-	445,064	—	3,364	—
Contingent loans:	4,258	-	-	93	468,803	-	-	63	450,456	—	5,424	44
Allowance for contingent loans	(6)	-	-	-	(835)	-	-	-	(1)	—	(18)	—
Net contingent loans	4,252	-	-	93	467,968	-	-	63	450,455		5,406	44

Loans (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and (c) did not involve more than the normal collection risk.

Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

•	a bank may not extend to any person or legal entity (or group of related entities), directly or indirectly, unsecured loans in an amount that exceeds 5.0% of the bank’s regulatory capital, or secured loans in an amount that exceeds 25.0% of its regulatory capital. In the case of foreign export trade finance, this 5.0% ceiling is raised to: 10.0% for unsecured financing, 30.0% for secured financing. This ceiling is raised to 15.0% for loans granted to finance public works under the concessions system contemplated in the Decree with Force of Law 164 of 1991, of the Ministry of Public Works, provided that either the loan is secured on the concession, or the loan is granted as part of a loan syndication;

•	a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;

•	a bank may not extend loans to another bank in an aggregate amount exceeding 30.0% of its regulatory capital;

•	a bank may not directly or indirectly grant a loan, the purpose of which is to allow the borrower to acquire shares in the lending bank;

•	a bank may not lend, directly or indirectly, to a Director or any other person who has the power to act on behalf of the bank, or to certain related parties; and

•	a bank may not grant loans to individuals or legal entities involved in the ownership or management of the bank, whether directly or indirectly (including holders of 1.0% or more of its shares), on more favorable terms than those generally offered to non-related parties. Loans may not be extended to senior executives and to companies in which such individuals have a participation of 5.0% or more of the equity or net earnings in such companies. The aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

We are not aware of any loans to any related parties exceeding the above lending limits.

The table below shows all other assets and liabilities with related parties:

	As of December 31,
	2020				2019				2018
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)
Assets
Cash and deposits in banks	703,069	-	-	-	171,816	-	-	-	189,803	—	—	—
Trading investments	-	-	-	-	-	-	-	-	—	—	—	—
Obligations under repurchase agreements	-	-	0	-	-	-	-	-	—	—	—	—
Financial derivative contracts	978,696	186,038	33	7	2,058,715	218,610	-	55	748,632	105,358	—	9
Available-for-sale investments	-	-	-	-	-	-	-	-	—	—	—	—
Other assets	445,609	412,277	-	-	185,317	210,579	-	-	38,960	51,842	—	—
Liabilities
Deposits and other demand liabilities	1,146,273	4,484	5,997	3,242	25,261	93,761	4,624	566	27,515	(21,577)	2,493	(480)
Obligations under repurchase agreements	961,718	-	101	-	138,498	5,000	270	80	6,501	—	329	68
Time deposits and other time liabilities	1,221,893	100	4,706	864	1,183,235	282,171	4,246	2,204	2,585,337	—	3,189	(838)
Financial derivative contracts	1,137,502	354,108	-	-	2,159,660	288,013	-	3	770,624	112,523	—	—
Interbank borrowings	-	-	-	-	-	-	-	-	—	—	—	—
Issued debt instruments	349,002	-	-	-	363,154	-	-	-	335,443	—	—	—
Other financial liabilities	-	-	-	-	6,231	-	-	-	6,807	—	—	—
Other liabilities	1,210	4,484	5,997	3,242	8,130	146,164	-	-	60,884	89,817	—	—

Other transactions with related parties

During the years ended December 31, 2020, 2019 and 2018, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	As of December 31,
	2020				2019				2018
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)
Interest income and inflation-indexation adjustments	(30,586)	21	1,202	10	(41,181)	(5,235)	1,151	26	(53,256)	(156)	1,252	508
Fee and commission income and expenses	34,147	22,596	152	24	28,274	14,499	232	28	91,178	7,826	305	22
Net income (expense) from financial operations and net foreign exchange gain (loss)(1)	(390,737)	240,565	-	-	(586,318)	(84,236)	-	-	(566,677)	65,727	27	(12)
Other operating income and expenses	0	(522)	-	-	406	(2,026)	-	-	42	1,388	—	—
Key personnel compensation and expenses	0	-	(31,961)	-	-	-	(9,548)	-	—	—	(11,761)	—
Administrative and other expenses	(45,478)	(16,763)	-	-	(11,877)	(47,757)	-	-	(43,035)	(50,764)	—	—
Total	(432,654)	245,897	(30,607)	34	(610,696)	(124,755)	(8,165)	54	(571,748)	24,021	(10,177)	518

____________________

(1)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Only transactions with related parties equal to or greater than UF5,000 (Ch$143 million) are included individually in the table above. Transactions with related parties between UF1,000 (Ch$29 million) and up to UF5,000 are included in other transactions with related parties. All transactions were conducted at arm’s length.

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

Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of the date of the Audited Consolidated Financial Statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2020, the Bank has provisions for these legal actions of Ch$1,024 million (Ch$1,274 million as of December 31, 2019), which are included in “Provisions” in the Audited Consolidated Statements of Financial Position as provisions for contingencies.

Dividends and dividend policy

See “Item 3. Key Information—A. Selected Financial Data—Dividends.”

B. Significant Changes

None.

ITEM 9.THE OFFER AND LISTING

A. Plan of Distribution

Not applicable

B. Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchange. Each ADS represents 400 shares of common stock. ADRs have been issued pursuant to the amended and restated deposit agreement dated as of August 4, 2015. As of December 31, 2020, 56,126,679 ADSs were outstanding equivalent to 22,450,671,671 shares of common stock or 11.91% of the total number of issued shares of common stock.

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

The alternate directors may always take part in a Board meeting and have the right to speak at any such meeting. However, they shall have the right to vote only when they replace a principal director.

The Board shall separately elect a Chairman, a First Vice Chairman, and a Second Vice Chairman from among its members at the first meeting held after the Shareholders’ Meeting has appointed it or at its first meeting held after the persons in question have ceased to hold the position for any reason. In case of a tie vote, the person who chairs the meeting shall have the tie-breaking vote.

The Board shall appoint a General Manager who is responsible for the management of the Bank’s business and represents the Bank in all its offices. The General Manager has the right to participate in discussions at Board meetings but may not vote at such meetings. The Board shall also appoint one or more Managers who are responsible for the transactions and business of the Bank at the offices, branch offices, divisions and services placed under their management. The Directors, Managers and other employees of the Bank shall be personally responsible for non-compliance with the Bank’s by-laws and other legal or regulatory provisions arising from the performance of their duties, and liable for such infringements which are affected with their knowledge.

The Board meetings shall be held at the company’s domicile unless the directors unanimously resolve to hold a particular session at a different location, or all the directors participate in any such meeting held at a different location. The Board shall meet in ordinary session at least once a month, on the days and at the times the Board designates, and additionally, in extraordinary sessions from time to time when summoned by the Chairman at his or her own initiative or at the request of three or more directors, following the Chairman’s determination of the need for a meeting, unless it is requested by an absolute majority of the incumbent directors, in which case the meeting must necessarily be held without the need for a prior determination. Only the topics specifically stated in the notice of meeting may be addressed at extraordinary meetings, unless all the incumbent directors are present, and they unanimously agree otherwise. Summonses to extraordinary meetings shall be made in accordance with and in the form prescribed by law.

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

Under the Chilean Corporations Law, Chilean companies are generally required to distribute at least 30.0% of their earnings as dividends. No dividends of a bank above the legal minimum can be distributed if doing so would result in the bank infringing its ratio of regulatory capital to risk-weighted assets and shareholders’ equity to total assets.

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

Previously, Chilean law mandated that holders of shares of Chilean companies that were not residents of Chile register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to receive dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADR holders is required. As of April 19, 2001, the Central Bank deregulated the Exchange Market, eliminating the need to obtain approval from the Central Bank in order to remit dividends, but at the same time eliminating the possibility of guaranteeing access to the Formal Exchange Market. However, this did not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, and which still permits access to the Formal Exchange Market based on the prior approval of the Central Bank. Therefore, the holders of ADRs of Santander-Chile are still subject to the Foreign Investment Contract, including its clauses referring to the prior exchange rules including the now extinct Chapter XXVI of the Compendium.

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

For purposes of this summary, the term “Foreign Holder” means either (1) in the case of an individual, a person who is not resident or domiciled in Chile; or (2) in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless the shares of our common stock or ADSs are assigned to a branch or a permanent establishment of such entity in Chile. For purposes of Chilean taxation, (a) an individual holder is resident in Chile if he or she has remained in Chile for a period of more than 183 days in any 12-month period (which need not be consecutive), and (b) an individual is domiciled in Chile if he or she resides in Chile with the actual or presumptive intent of staying in Chile (intention that can be evidenced by circumstances such as the acceptance of an employment in Chile or the relocation to Chile of his or her family).

The Income Tax Law provides that a Foreign Holder is subject to income taxes on his or her Chilean-sourced income. For these purposes, Chilean source income means earnings from activities performed within Chilean territory or from sale, disposition or other transactions in connection with assets or goods located in Chile. Indirect sale regulations may also attribute Chilean sourced income.

Taxation of Dividends

Cash dividends paid by us with respect to shares of our common stock held by a Foreign Holder, including shares represented by ADSs, will be subject to a 35% Chilean Withholding Tax (“WHT”), which is withheld, filed and paid over by us.

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

However, if the Foreign Holder is a resident of a country with which Chile has a tax treaty for the avoidance of double taxation (a “Double Tax Treaty”) in force, the Foreign Holder may be entitled to apply the entire CIT against WHT otherwise due. Moreover, if the Foreign Holder is a resident of a country with a signed Double Tax Treaty that has not entered into force on January 1, 2020, (as in the case of United States) the Foreign Holder would also be entitled to a 100% CIT credit, without reduction by any related fiscal debit, until December 31, 2026. If at such date the treaty has not entered into force, the Foreign Holder will be subject to the general rules, and hence entitled only to a net credit of 65% of the CIT as described above. In accordance with the above, upon the distribution of profits to Foreign Holders, a 35% WHT applies, and only 65% of the CIT is creditable against such WHT, with the remaining 35% being paid back to the Chilean Treasury; thus, the combined tax rate on profits earned in Chile amounts to 44.45%. However, if the Foreign Holder resides in a country with which Chile has a Double Tax Treaty in force, the full 27% CIT is creditable, resulting in combined tax rate of 35%.

It is worth mentioning that, on February 24, 2020, the “Modernization Tax Law” was enacted and published in the Chilean Official Gazette, after a year and a half of discussion. The original bill went through substantial amendments both in the Chamber of Deputies and in the Senate of the Chilean Congress, incorporating the amendments agreed back in “Tax Agreement” between the Senate’s Finance Commission and the Government.

Regarding the corporate tax system, the Modernization Tax Law sets forth a single partially integrated tax regime, applicable to companies whose annual sales exceed 75,000 UF (approximately USD 2.8 million). Under this single regime, the CIT remains at 27%, which is partially creditable against the final taxation of Foreign Holders, unless they reside in a tax treaty country, in which case the CIT is fully creditable, as explained above.

Another relevant modification that was incorporated in the Modernization Tax Law relates to Foreign Holders that reside in a country with a signed Double Tax Treaty that has not entered into force as of January 1, 2020, (such as in the case of United States). In such case, the Foreign Holders would be entitled to a 100% CIT credit, without deduction, until December 31, 2026. Before the Modernization Tax Law, this tax benefit was effective only until December 31, 2021.

To prove residency in a country with which Chile has a Double Tax Treaty, whether signed or in force, a Foreign Holder must produce a government-issued residence certificate, recognizing the taxpayer as a resident of the corresponding country. Foreign Holders are urged to consult with their tax advisers regarding all requirements to be entitled to the 100% CIT credit.

The WHT applicable to withdrawals, remittances or distributions abroad must be determined taking into account an interim CIT credit, based on the corporate tax rate in force in the year of the remittance or distribution. Therefore, taxation of the withdrawal, remittance or distribution shall year-end. Any withholding tax difference determined at year-end must: a) be paid in the annual tax return to be declared by the Chilean company in April of the following year or b) be requested as a refund by the Foreign Holder through an administrative process or through the annual tax return to be filed in April of the year following the distribution of the dividend.

The example below illustrates the effective Chilean WHT burden on a cash dividend received by a Foreign Holder, assuming a WHT rate of 35.0%, a statutory CIT rate of 27.0% and a distribution of all of the net proceeds available after payment of the CIT.

100% Credit available
Taxable income	U.S.$100
CIT (27.0% of U.S.$100)	(27.0)
Net proceeds available	73.0
Dividend payment	73.0
Withholding Tax (35.0% of the sum of the dividend (U.S.$73.0) and the available CIT credit (U.S.$27.0))	35.0
CIT credit	(27.0)
Payable WHT	8.0
Net dividend received	65 (73.0-8.0)
11.0%
Effective dividend withholding tax rate	(8.0/73.0)

65% Credit available
Taxable income	U.S.$100
CIT (27.0% of U.S.$100)	(27.0)
Net proceeds available	73.0
Dividend payment	73.0
Withholding Tax (35.0% of the sum of the dividend (U.S.$73.0) and the available CIT credit (U.S.$27.5))	35.0
CIT credit	(27.00)
CIT debt	9.45
Payable WHT	17.55
Net dividend received	55.55 (73.0-17.45)
24.0%
Effective dividend withholding tax rate	(17.45/73.0)

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

Cash amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both the CIT and the WHT (the former being creditable against the latter to the extent described above). In certain cases, and provided certain requirements are met, capital gains realized on the sale of actively traded stock of Chilean public companies may be exempt from Chilean income taxes.

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

Taxation of Distributions

Distributions paid on shares of our common stock or ADSs, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. Subject to applicable limitations, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders may be taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded. You should consult your tax advisers to determine whether favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at such favorable rates. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective rate (after credit for CIT) as described above under “ — Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Taxation of Dividends.” The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (the “Proposed Regulations”), including those which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2020. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, and, if recently proposed Treasury regulations are finalized in their current form, the location of activities that produce active banking income and the location of our customers, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held an ADS or a share of our common stock, certain adverse tax consequences could apply to you.

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

A. Integral Risk Committee

The Integral Risk Committee of the Board is responsible for reviewing and monitoring all risks that may affect us, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises risk in general. It also evaluates the reasonability of the systems for measurement and control of the following risks: Credit risk; Market risk, Operational risk, Cybersecurity, Solvency risk (BIS), Legal risks, Compliance risks and Reputational risks.

This Committee includes six Board members. This committee also includes the Chief Executive Officer, the Director of Risk and other senior level executives from the risk and commercial side of our business: The Board members of this committee are:

Board member	Position in Committee
Alfonso Gomez	President
Oscar von Chrismar	Member
Félix de Vicente	Member
Blanca Bustamante	Member
Juan Pedro Santa María Pérez	Member
Claudio Melandri	Member
Lucía Santa Cruz	Member

B. Audit Committee

Board member	Position in Committee
Orlando Poblete Iturrate	President
Felix de Vicente Mingo	Member
Rodrigo Vergara Montes	Member
Juan Pedro Santa María Pérez	Secretary

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

This committee is also responsible for:

•	Presenting to the Board of Directors a list of candidates for the selection of an external auditor to be proposed at the Annual Shareholders’ Meeting.

•	Presenting to the Board of Directors a list of candidates for the selection of rating agencies.

•	Overseeing and analyzing the results of the external audit and the internal reviews.

•	Overseeing and coordinating the Bank’s operational risk policies.

•	Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.

•	Analyzing the external auditors’ reports and their content, procedures and scope.

•	Analyzing the rating agencies’ reports and their content, procedures and scope.

•	Obtaining information regarding the effectiveness and reliability of the internal control systems and procedures.

•	Analyzing the information systems performance, and its sufficiency, reliability and use in connection with decision-making processes.

•	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

•	Investigating suspicious and fraudulent activities (including conflicts).

•	Analyzing the reports of the inspection visits, instructions and presentations of the FMC.

•	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

•	Informing the Board of Directors of accounting changes and their effects.

C. Asset and Liability Committee

The ALCO includes the Chairman and Vice-Chairman of the Board and three additional members of the Board, the Chief Executive Officer, the Chief Financial Officer, the Corporate Financial Controller, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, and other senior members of management. The ALCO meets monthly. All limits reviewed by the ALCO are measured and prepared by the Market Risk Department. The non-Board members of the ALCO meet weekly to review liquidity, funding, capital and market risk related matters.

Board member	Position in Committee
Rodrigo Vergara Montes	President
Claudio Melandri	Member
Oscar von Chrismar Carvajal	Member
Felix de Vicente	Member
Alfonso Gomez Morales	Member

The main functions of the ALCO are:

•	Making the most important decisions, approving the risk appetite and limits regarding our exposure to inflation, interest rate risk, inflation risk, funding, capital and liquidity levels.

•	Review of the evolution of the most relevant local and international markets and monetary policies.

The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

Risk	Measure
Sensitivity Capital
Sensitivity NIM
Interest rates	Regulatory limit 30 Days
Regulatory limit 90 Days
Inflation GAP
Liquidity coverage ratio
Net stable funding ratio
Stress tests
Liquidity	Structural liquidity limit
Wholesale funding limits
Deposit concentration
Asset encumbrance
Leverage ratio
Core capital ratio
Capital	BIS ratio
ROE - COE
RORAC - COE
Intergroup exposure: Derivatives, deposits, loans
Foreign exposures	Foreign assets: Derivatives, Deposits, Loans

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

Board member	Position in Committee
Oscar von Chrismar Carvajal	President
Rodrigo Vergara Montes	Member
Lucía Santa Cruz	Member
Claudio Melandri Hinojosa	Member
Alfonso Gomez Morales	Member

The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading investment portfolio.

•	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the net foreign exchange exposure and limit.

•	Reviewing the results of the Bank’s client treasury business.

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

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

Risk identification, measurement and assessment model

A series of quantitative and qualitative techniques and tools have been defined by the Bank to identify, measure and assess operational risk. The quantitative analysis of this risk assessment is carried out mainly with tools that record and quantify the level of potential losses associated with operational risk events. The qualitative analysis seeks to assess aspects of exposure and hedging (including the control environment). The most important operational risk tools used by Santander Chile are an internal events database, operational risk control self-assessment, analysis of operational risk scenarios, appetite of corporate and local indicators, internal audit and regulatory recommendations, among others.

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

Cyber-security and data security plans

The Bank continuously monitors cyber-security risks and has implemented preventative measures to be prepared for any attack of this kind. The Bank has evolved its internal cyber-security model to reflect international standards, incorporating concepts which can be used to assess the degree of maturity in deployment. Based on this assessment model, individual in-situ analyses have been carried out to identify deficiencies and steps to remedy any such deficiencies have been identified in our cyber-security defense plans.

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

During 2020, the Bank did not face a material loss due to cybersecurity breaches and we completed the 3rd year of the Global Cybersecurity Transformation Plan that has allowed us to reach advanced levels of maturity in Cybersecurity. The main initiatives considered in 2020 were the following:

1.	Security Operations Center (SOC): A series of usage cases have been designed and executed to validate that SIEM log inputs and alerts are working correctly.

2.	Identity and Access Management (IAM): All SOX applications are under administration of the SailPoint user management platform. The corresponding automated onboarding has also started for the first 15 non-SOX critical applications. In the field of high-privilege users (IT administrators), the CyberArk platform has continued to be reinforced as the PAM (Privileged Access Management) of the organization for the purposes of server and database administrators.

3.	Network Segregation: We deployed Web Application Firewall (WAF) to protect the vast majority of IFAs (Internet Facing Assets) in the organization and reinforced the segregation of internal networks by implementing new Firewalls and IPS (Intrusion Prevention System) to control internal flows.

4.	Insider Threat and Data Protection: We implemented a new data classification tool (AIP - Azure Information Protection) and published the corresponding policy. We started the implementation of a new Data Loss Prevention (DLP) platform that should be fully operational in the first half of 2021.

5.	Vulnerability Management: We deployed a global vulnerability scanning platform in our internal networks, which allows us to have a complete visualization of the vulnerabilities of servers, stations and network devices. At the same time, it allows us to monitor the compliance status of these platforms.

6.	Cloud Security: We developed an intense security program for the cloud, including topics such as anti DDoS solutions, network segmentation via firewalls, compliance monitoring, high-privilege access management and deployment of advanced anti-malware.

7.	Next Generation Endpoints: We increased the security level of the end points by activating Windows Firewall. We implemented the distribution of patches via the cloud and reinforced the navigation controls for users working at home without connection to the Bank’s internal network.

8.	We continued with our initiatives to reduce obsolescence at the level of stations, servers, applications, software components, communication devices, etc.

9.	In relation to the effects of the pandemic on the work environment, remote access controls were strengthened, both for Bank users and for third parties.

During 2020, the Bank did not face material loss due to cybersecurity breaches. However, even though we have thorough cybersecurity practices and governance in place, we cannot assure that in the future a material event will not occur.

Business Continuity Management: Ensuring the realization of critical process during contingencies

The Bank has a Business Continuity Management System, which covers the entire organization in order to ensure the execution of the activities that may cause significant negative impacts (operational, reputation, consumer services, legal and operational losses) to the organization. The Non-financial Risk Department, through the Technological Risk department (BCM specialized area, as part of the second line of defense), leads the control and implementation of the model and policies defining the roles and responsibilities of each line of defense, where the first line of defense has a main role that involves the identification of their process, the business impact analysis of each risk according to the methodology, the preparation of business continuity plans and strategies to respond to each contingency scenario and ensure the realization of the critical processes, the testing and continuous updating of the information to secure the resources needed (at least annually).

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

Operational risk management during the COVID-19 pandemic

Overall, the COVID-19 pandemic has resulted in increased exposure to inherent operational risk, although the Bank has established greater oversight over controls in order to maintain pre-COVID-19 operational risk levels, in addition to reinforce existing ones. The risk of transaction processing increases due to the volume of new loans and multiple changes in existing portfolios resulting from payment holidays and the FOGAPE program. Transactional volume also increased due to public assistance programs and the rise in the number of checking accounts and volumes as more clients searched for digital payment solutions. Close monitoring has been carried out on the following aspects:

•	Business continuity plans to effectively to support our employees, customers and businesses.

•	The COVID-19 pandemic and remote work arrangements have a direct impact on the field of cyber threats and their associated risks as more employees work from home. We have strengthened patching, navigation control, data protection and other controls.

•	Increased in technological support to ensure adequate customer service and the correct provision of services, especially in online banking and call centers.

•	The risk of transaction processing increases due to the volume of new loans and multiple changes in existing portfolios resulting from public assistance programs and internal policies.

The following table summarizes our net losses from operational risks in 2020 compared to 2019.

	As of		% Change
Net losses from operational risks	December 31, 2020	December 31, 2019	2020/2019
Fraud	4,703	3,941	19.3%
Labor related	443	461	(3.9%)
Client / product related	250	653	(61.7%)
Damage to fixed assets	(2,592)	3,588	--%
Business continuity / Systems	1,570	234	570.9%
Processing	3,992	2,106	89.6%
Total	8,366	10,983	(23.8%)

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

Market risk is the risk of losses due to unexpected changes in interest rates, foreign exchange rates, inflation rates and other rates or prices. We are exposed to market risk mainly as a result of the following activities:

•	trading in financial instruments, which exposes us to interest rate and foreign exchange rate risk;

•	engaging in banking activities, which subjects us to interest rate risk, since a change in interest rates affected gross interest income, gross interest expense and customer behavior;

•	engaging in banking activities, which exposes us to inflation rate risk, since a change in expected inflation affects gross interest income, gross interest expense and customer behavior;

•	trading in the local equity market, which subjects us to potential losses caused by fluctuations of the stock market; and

•	investing in assets whose returns, or accounts are denominated in currencies other than the Chilean peso, which subjects us to foreign exchange risk between the Chilean peso and such other currencies.

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

4. Market Risk: Quantitative Disclosure

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$ 29,070.33 at December 31, 2020, Ch$28,309.94 at December 31, 2019 and Ch$27,565.79 at December 31, 2018. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 2.7 in 2020, 2.7% in 2019 and 2.9% in 2018. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are significantly less features in deposits and other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest-bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest-bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities.

•	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates or inflation. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2020, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled Ch$ 15,461 million compared to a loss of Ch$31,346 million in 2019 and a loss of Ch$18,799 million in 2018. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$6,173,541 million in 2020, Ch$4,279,082 million in 2019 and Ch$4,537,476 million in 2018. Therefore, our sensitivity to a 100 basis point shift in UF inflation considering our year end gap would be approximately Ch$62 billion.

•	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was Ch$ 173,668 million in 2020, Ch$114,340 million in 2019 and Ch$126,260 million in 2018. The 51.9% increase in these results was due to a larger UF gap in 2020 compared to 2019, especially towards year-end when inflation accelerated.

	As of December 31,			% Change
Impact of inflation on net interest income	2020	2019	2018	2019/2018	2020/2019
	(in millions of Ch$)
Results from UF GAP(1)	173,668	114,340	126,260	51.9%	(9.4%)
Annual UF inflation	2.7%	2.7%	2.9%

____________________

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

•	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest-bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 33.5%, 30.5% and 30.6% for the years ended December 31, 2020, 2019 and 2018, respectively.

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

As of December 31, 2020, the detail of the maturities of assets and liabilities is as follows:

	As of December 31, 2020
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	(in millions Ch$)
Financial assets
Cash and deposits in banks	2,803,288	-	-	-	2,803,288	-	-	-	-	2,803,288
Cash items in process of collection	452,963	-	-	-	452,963	-	-	-	-	452,963
Financial assets held for trading	-	680	2,630	499	3,809	633	18,257	111,019	129,909	133,718
Investments under resale agreement	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	385,231	401,486	795,881	1,582,598	1,723,334	1,692,142	4,034,011	7,449,487	9,032,085
Loans and accounts receivables at amortized cost (*)	170,214	1,246,271	1,443,659	3,664,841	6,524,985	3,659,994	293,785	23,861,129	27,814,908	34,339,893
Loans and account receivable at FVOCI (**)	0	0	0	5,405	5,405	0	16,243	49,037	65,280	70,685
Debt instruments at FVOCI	-	1,006,983	493	188,977	1,196,453	205,150	2,378,752	3,382,187	5,966,089	7,162,542
Equity instruments at FVOCI	-	-	-	-	-	-	-	548	548	548
Guarantee deposits (margin accounts)	608,359	-	-	-	608,359	-	-	-	-	608,359
Total financial assets	4,034,824	2,639,165	1,848,268	4,655,603	13,177,860	5,589,111	4,399,179	31,437,931	41,426,221	54,604,081

Financial liabilities
Deposits and other demand liabilities	14,560,893	-	-	-	14,560,893	-	-	-	-	14,560,893
Cash items in process of being cleared	361,631	-	-	-	361,631	-	-	-	-	361,631
Obligations under repurchase agreements	-	969,808	-	-	969,808	-	-	-	-	969,808
Time deposits and other time liabilities	159,918	5,843,682	2,912,985	1,434,246	10,350,831	163,053	44,384	23,523	230,960	10,581,791
Financial derivative contracts	-	386,690	445,376	931,358	1,763,424	1,552,482	1,708,509	3,994,245	7,255,236	9,018,660
Interbank borrowings	16,832	238,414	222,992	855,434	1,333,672	1,140,426	3,854,501	-	4,994,927	6,328,599
Issued debt instruments	-	344,732	447,117	343,156	1,135,005	1,813,341	2,499,560	2,756,271	7,069,172	8,204,177
Lease liabilities	144,478	38,148	1,375	27	184,028	89	105	96	290	184,318
Other financial liabilities	-	-	-	25,526	25,526	44,933	35,679	43,447	124,059	149,585
Guarantees received (margin accounts)	624,205	-	-	-	624,205	-	-	-	-	624,205
Total financial liabilities	15,867,957	7,821,474	4,029,845	3,589,747	31,309,023	4,714,324	8,142,738	6,817,582	19,674,644	50,983,667

____________________

(*)	Loans and accounts receivables at amortized cost are presented on a gross basis. The amount of allowance is Ch$896,095 million.

(**)	Loans and accounts receivables at FVOCI are presented on a gross basis. The amount of allowance is Ch$101 million.

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2020, 2019 and 2018, in each case together with the related average nominal interest rates paid thereon.

	2020			2019			2018
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate

Interest-bearing liabilities
Savings accounts	138,671	0.25%	2.5%	120,896	0.28%	2.5%	117,885	0.3%	2.7%
Time deposits	14,248,478	25.52%	1.2%	13,779,534	31.87%	2.6%	13,154,916	35.3%	2.8%
Central Bank borrowings	2,881,600	5.16%	0.0%	-	0.00%	0.0%	4	0.0%	6.0%
Repurchase agreements	243,280	0.44%	0.8%	414,951	0.96%	2.5%	291,913	0.8%	2.3%
Mortgage finance bonds	14,580	0.03%	7.6%	20,923	0.05%	7.7%	28,685	0.1%	8.0%
Other interest bearing liabilities	11,202,635	20.07%	4.2%	11,261,529	26.05%	4.8%	9,401,475	25.3%	4.8%
Subtotal interest-bearing liabilities	28,729,244	51.46%	2.2%	25,597,833	59.21%	3.5%	22,994,878	61.8%	3.6%

Non-interest bearing liabilities
Non-interest bearing deposits	10,403,347	18.63%		7,466,991	17.27%		6,763,546	18.2%
Derivatives	9,793,162	17.54%		4,165,330	9.64%		2,020,857	5.4%
Other non-interest bearing liabilities	3,171,540	5.68%		2,549,130	5.90%		2,170,906	5.8%
Shareholders’ equity	3,734,243	6.69%		3,450,729	7.98%		3,263,155	8.8%
Subtotal non-interest bearing liabilities and equity	27,102,291	48.54%		17,632,180	40.79%		14,218,464	38.2%
Total liabilities	55,831,535	100.00%		43,230,013	100.00%		37,213,342	100.0%

Foreign exchange fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The year-end Central Bank exchange rate appreciated 4.5% in 2020 and depreciated 7.0% in 2019.

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

Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2020 and 2019, the spot position in foreign currency held more assets than liabilities, mainly U.S. dollars as a result of higher dollar liquidity held overnight by the Bank during the period of social unrest and the COVID-19 pandemic. This difference is usually hedged using forwards and cross-currency swaps. In general, the Bank is not permitted, due to guidelines set by the ALCO and the Market Committee, to open a meaningful gap in foreign currency. Therefore, foreign currency risk is mainly included in the trading portfolio and is measured using VaR. The average VAR of our foreign currency position was U.S.$2.85 million in 2020. The translation gains or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position, which is equivalent to the maximum differential allowed between assets and liabilities in foreign currencies, including hedging of this gap. The limit on the size of the net foreign currency position is determined by the Market Committee and is calculated and monitored by the Market Risk Department. At December 31, 2020, this was equal to U.S.$350 million. This limit in various other currencies is as follows:

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

Liquidity Measures Implemented by the Central Bank of Chile as a Result of the COVID-19 Pandemic

In response to the COVID-19 pandemic, the Chilean Central Bank has made two lines of credit available to banks to reinforce their liquidity, amounting to a total of US$24 billion for the whole banking system. These lines of credit bear interest at the Central Bank’s monetary policy rate (MPR), which was 0.5% as of December 31, 2020. Pursuant to these lines of credit, a bank may borrow up to 3% of the aggregate amount of its consumer and commercial loan portfolios as of February 29, 2020 and may borrow up to an additional 12% if it uses the funds to provide loans to companies and individuals. The first line of credit is a facility available conditionally on loan growth (the “FCIC”) to ensure that banks continue to finance households and businesses in Chile. Loans provided under this line of credit may have maturities of up to 4 years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. Loans provided under the second line of credit, the LCL, are unsecured and may have maturities of up to 2 years. In addition, borrowings by a bank under the LCL are limited to the aggregate amount of the liquidity reserve requirements of such bank. Ultimately, these lines of credit are intended to ensure banks have ample liquidity to enable them to continue financing Small to Mid-size Enterprises (“SMEs”) and Middle-market companies. As of December 31, 2020, we had borrowed Ch$4,959,260 billion (US$7 billion) under these lines of credit or 9.5% of our total liabilities. We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring higher funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

Liquidity risk management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated. The ALCO now uses as its liquidity portfolio those defined by the FMC and the Chilean Central Bank, which are in line with those established in BIS III. As of December 31, 2020, the breakdown of the Bank’s liquid assets by levels was the following:

	December 31, 2020	December 31, 2019
	(Ch$ million)
Balance as of:
Cash and cash equivalent	988,320	1,305,534
Level 1 liquid assets (1)	2,490,810	2,452,599
Level 2 liquid assets (2)	12,681	15,105
Total liquid assets	3,491,811	3,773,238

____________________

(1)	Includes instruments issued by the Central Bank of Chile or other central banks with a AAA rating, instruments issued by the Chilean government or other sovereign with a AAA rating and instruments issued by development banks with a AAA rating. Assets encumbered through repurchase agreements are deducted from the liquidity portfolio including those left as collateral under the FCIC funding program with the Central Bank of Chile.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Chilean Central Bank’s repo window.

	December 31, 2020	December 31, 2019
	(Ch$ million)	(Ch$ million)
Average balance as of:
Cash and cash equivalent	1,161,367	1,618,667
Level 1 liquid assets (1)	3,164,890	2,674,995
Level 2 liquid assets (2)	13,311	16,927
Total liquid assets	4,339,568	4,309,589

____________________

(1)	Includes instruments issued by the Central Bank of Chile or other central banks with a AAA rating, instruments issued by the Chilean government or other sovereign with a AAA rating and instruments issued by development banks with a AAA rating. Assets encumbered through repurchase agreements are deducted from the liquidity portfolio including those left as collateral under the FCIC funding program with the Central Bank of Chile.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Chilean Central Bank’s repo window.

The Central Bank and our ALCO also requires us to comply with the following liquidity limits:

•	Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. As of April 2019, Chilean banks began reporting their local LCR figures with a minimum level of 60% in 2020 and 80% in 2021. This minimum will gradually rise to 100% by 2023. As of December 31, 2020, this indicator for Banco Santander Chile was 142%.

•	Net Stable Funding Ratio (NSFR) which will measure a bank’s stable funding sources over required stables needs both concepts also defined in the new regulations. As of December 31, 2020, this was 104% according to our internal liquidity model. The Central Bank and the FMC are still adjusting the methodology for calculating this ratio and the initial limits banks must meet in order to comply with these new ratios have not been published yet. For this reason, and even though the Bank has advanced liquidity management models, we cannot assure that the implementation of this model will not have a material effect on our business and that the figure presented above may change.

•	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2020, the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 57%, thus resulting in our compliance.

•	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2020 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 11%, as the Bank had more foreign currency assets than liabilities for the calculation of this limit, thus resulting in our compliance.

•	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2020 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) two times our capital and reserves was 45%, thus resulting in our compliance.

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

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2020, 2019 and 2018, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

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

We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. Also, a maximum VaR limit was established that can be applied over the trading portfolio. The VaR as of December 31, 2020 was US$ 2.62 million, which is below the total limit.

The high, low, and average levels for each component and each year below were as follows:

Consolidated	2020	2019	2018
	(in millions of U.S.$)
VaR
High	12.82	15.78	5.23
Low	1.94	1.33	1.21
Average	4.45	3.06	2.01

Fixed-income investments
High	11.96	9.77	2.54
Low	1.5	1.18	1.19
Average	3.19	2.33	1.71

Variable-income investments
High	0.01	0.00	0.01
Low	-	0.01	0.00
Average	-	0.00	0.00

Foreign currency investments
High	6.47	6.05	4.29
Low	0.71	0.10	0.09
Average	2.85	1.60	1.14

Below is a graph that illustrates the daily VaR levels at 99% over a one-day horizon in 2019 and 2020.

Market risk – local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non–trading assets and liabilities, including the loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

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

Limitations of the sensitivity models

The most important assumption is the use of a 100 basis point change in the yield curve (57 basis points for the real rates). The Bank uses a 100 basis point change because sudden changes of that magnitude are considered realistic. The Santander Spain Global Risk Department has established comparable limits by country, to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted with consideration for the following limitations:

•	The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated General Balance Sheet and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

•	This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.

•	The model takes no account of the sensitivity of volumes which results from interest rate changes.

•	The limits to losses of budgeted financial income are calculated on the basis of the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market Risk – Financial management portfolio – December 31, 2020, 2019 and 2018

	2020		2019		2018
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	100,000	329,275	100,000	275,000	48,000	192,001
High	66,504	302,263	32,719	273,473	43,742	189,725
Low	26,492	214,596	12,686	145,338	27,854	170,450
Average	45,380	255,070	24,719	228,772	37,569	180,972

Financial management portfolio – foreign currency (in millions of U.S.$)
Loss limit	32	53	30	75	30	75
High	19	47	20	35	12	38
Low	2	12	5	1	4	(10)
Average	5	33	12	12	9	22

Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	100,000	329,275	100,000	275,000	48,000	192,002
High	67,584	286,436	34,462	271,989	45,492	192,848
Low	25,111	210,706	15,236	143,836	29,167	168,766
Average	46,044	246,292	27,918	227,303	38,908	182,557

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2020. This information is sent to the FMC on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the Board of Directors.

Regulatory Market Risk	As of December 31, 2020
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	345,811
Foreign currency risk of trading portfolio	13,389
Risk from interest rate options	23,070
Risk from foreign currency options	15
Total market risk of trading portfolio	382,285
10% x Risk-weighted assets	3,437,209
Subtotal	3,819,494
Limit = Regulatory Capital	5,037,503
Available margin	1,218,009

Non-trading portfolio market risk
Short-term interest rate risk	199,401
Inflation risk	121,025
Long-term interest rate risk	1,018,293
Total market risk of non-trading portfolio	1,338,719

Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	199,401
Exposure to inflation risk	121,025
Limit: 30% of (net interest income + net fee income sensitive to interest rates)	464,402
Available margin	143,976

Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	1,018,293
35% of regulatory capital	1,763,126
Available margin	744,833

Derivative activities

At December 31, 2020, 2019 and 2018, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. Notional amounts are not recorded on the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The FMC recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

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

In order to reduce the credit risk in its derivative contracts, the Bank has entered into Credit Support Annex (CSA) agreements with the majority of its counterparties, which include obligations to post daily cash collateral. The majority of the agreements include an obligation to post collateral with a threshold amount of zero. In the table below we identify those contracts with CSA and breakdown the fair value of our derivative portfolio by collateral threshold requirements for 2020 and 2019.

	Fair value of derivative contracts
	2020		2019
	Assets	Liabilities	Assets	Liabilities
Derivative contracts with zero threshold collateral amount in CSA	8,127,263	7,900,539	7,478,837	6,748,219
Derivative contracts with threshold collateral amounts in CSA that are greater than zero	471,529	606,661	532,298	517,814
Derivative contracts without CSA agreements	433,293	511,460	137,472	124,621
Total	9,302,085	9,018,660	8,148,607	7,390,654

We classify some of our derivative financial instruments as being financial assets held for trading, due to the guidelines from the FMC. We enter into derivative contracts with some clients who seek hedging instruments. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We also use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of December 31, 2020, 2019 and 2018:

	Derivative financial instruments portfolio
	As of December 31, 2020
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
			(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	50,000	410,687	5,064,113	33,816	83,666
Cross currency swaps	317,400	601,987	5,634,700	294,562	178,529
Subtotal	367,400	1,012,674	10,698,813	328,378	262,195

Cash Flow hedge derivative instruments
Currency forwards	2,121,326	503,280	601,582	2,985	3,556
Cross currency swaps	424,358	498,373	9,777,491	35,902	183,386
Subtotal	2,545,684	1,001,653	10,379,073	38,887	186,942

Derivative instruments for trading
Currency forwards	22,729,787	12,175,074	8,215,576	1,085,327	1,158,904
Interest rate swaps	14,006,503	22,118,742	97,803,009	3,651,651	3,588,912
Cross currency swaps	6,719,065	15,138,056	138,352,345	3,921,440	3,819,446
Call currency options	129,339	31,641	57,581	1,527	909
Put currency options	112,145	16,173	58,276	4,875	1,352
Subtotal	43,696,839	49,479,686	244,486,787	8,664,820	8,569,523
Total	46,609,923	51,494,013	265,564,673	9,032,085	9,018,660

	Derivative financial instruments portfolio
	As of December 31, 2019
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
			(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	381,638	317,610	1,847,138	39,460	34,264
Cross currency swaps	407,008	863,984	13,357,058	226,870	295,281
Subtotal	788,646	1,181,594	15,204,196	266,330	329,545

Cash Flow hedge derivative instruments
Currency forwards	99,105	1,018,656	768,256	4,131	3,505
Cross currency swaps	2,266,907	1,938,222	10,848,233	106,413	43,183
Subtotal	2,366,012	2,956,878	11,616,489	110,544	46,688

Derivative instruments for trading
Currency forwards	28,472,586	18,508,702	7,679,464	1,023,684	1,137,496
Interest rate swaps	16,678,487	40,892,909	89,109,046	2,465,235	2,270,686
Cross currency swaps	7,726,724	20,457,463	113,206,678	4,277,450	3,605,516
Call currency options	17,971	47,012	81,804	5,176	240
Call interest rate options	-	-	-	-	-
Put currency options	16,409	41,872	80,655	190	483
Subtotal	52,912,177	79,947,958	210,157,647	7,771,735	7,014,421
Total	56,066,835	84,086,430	236,978,332	8,148,609	7,390,655

	Derivative financial instruments portfolio
	As of December 31, 2018
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
			(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	80,000	491,600	1,191,012	14,789	9,188
Cross currency swaps	—	1,276,909	6,706,197	96,357	36,708
Subtotal	80,000	1,768,509	7,897,209	111,146	45,896

Cash Flow hedge derivative instruments
Currency forwards	205,750	168,151	—	—	8,013
Cross currency swaps	1,920,900	1,970,412	9,191,209	79,859	32,712
Subtotal	2,126,650	2,138,563	9,191,209	79,859	40,725

Derivative instruments for trading
Currency forwards	15,301,943	13,080,875	6,062,183	613,063	466,741
Interest rate swaps	12,024,095	22,064,681	69,453,618	723,870	577,835
Cross currency swaps	2,173,111	8,853,306	68,976,339	1,568,365	1,385,314
Call currency options	26,731	60,235	57,579	4,332	854
Call interest rate options	—	—	—	—	—
Put currency options	23,411	50,445	56,392	—	363
Subtotal	29,549,291	44,109,542	144,606,111	2,909,630	2,431,107
Total	31,755,941	48,016,614	161,694,529	3,100,635	2,517,728

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

In 2020, the Depositary made direct payments and reimbursements to us in the gross amount of U.S.$1,650,366 for expenses related to investor relations of which 28.4% was withheld for tax purposes in the U.S.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2020, the Bank, under the supervision and with the participation of the Bank’s management, including its Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Financial Controller, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Based on this assessment, our management concluded that, as of December 31, 2020, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Our internal control over financial reporting as of December 31, 2020 has been audited by an independent registered public accounting firm, as stated in its report, which is referenced below.

Report of Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm, dated February 26, 2021, on the effectiveness of our internal control over financial reporting as of December 31, 2020, see page F-2 of our Audited Consolidated Financial Statements.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2020	2019
	(in millions of Ch$)
Audit Fees
Statutory audit	561	441
Audit-related regulatory reporting	330	322
Other audit-related fees	26	223
Tax Fees
Compliance	-	—
Advisory Services	-	—
Total	917	986

Statutory audit: Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements that are provided by PricewaterhouseCoopers Consultores Auditores SpA in 2020 and 2019 in connection with statutory and regulatory filings or engagements, and attest services.

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

All services provided by the Bank principal auditing firm in 2020 detailed in the table above were approved by the Audit and Compliance Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2020, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

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

Summary of Corporate Governance Standards

For a summary of our Board’s corporate governance practices please see “Item 6C—Board Practices” and “Item 10B—Memorandum and Articles of Association” which describe in detail the governing standards of the board committees. Santander-Chile has also adopted diverse measures to promote good corporate governance.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19. EXHIBITS

a) Index to Financial Statements

b) Index to Exhibits

Exhibit Number	Description
1A.1	Restated Articles of Incorporation of Santander-Chile (Spanish Version) (incorporated by reference to exhibit 3(a) to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 9, 2002).
1A.2	Restated Articles of Incorporation of Santander-Chile (English Version) (incorporated by reference to exhibit 3(b) to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 9, 2002).
1B	Amended and Restated By-Laws (estatutos) of Santander-Chile (English Version) (incorporated by reference to exhibit 99.1 to our Report on Form 6-K (File No. 001-14554) filed with the Commission on March 15, 2017).
2A.1	Form of Amended and Restated Deposit Agreement among Banco Santander-Chile, The Bank of New York Mellon (as depositary) and Owners and Holders of American Depositary Shares (incorporated by reference to our Registration Statement on Form F-6 (Registration No. 333-205890) filed with the Commission on July 27, 2015).
2A.2	English translation of the Foreign Investment Contract among Banco Santander Chile, JPMorgan Chase Bank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs (incorporated by reference to exhibit 2.A.2 to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-14554) filed with the Commission on May 2, 2016).
2A.3	English translation of the Assignment of Rights under the Foreign Investment Contract from JPMorgan Chase Bank, N.A. to The Bank of New York Mellon (incorporated by reference to exhibit 2.A.3 to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-14554) filed with the Commission on May 2, 2016).
2A.4	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 1996 (File No. 1-13448) filed in paper with the Commission on June 30, 1997).
2B.1	Agreement for the Issuance of Bonds dated November 26, 1996 between Old Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Banco Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed in paper with the Commission on June 30, 1997).
2B.2	Indenture dated December 9, 2004 between Santander-Chile and Deutsche Bank Trust Company Americas, as trustee, providing for issuance of securities in series (incorporated by reference to exhibit 2.B.2 to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14554) filed with the Commission on April 12, 2006).
2C	Description of Securities.
8.1	List of Subsidiaries.
12.1	Section 302 Certification by the Chief Executive Officer.
12.2	Section 302 Certification by the Chief Financial Officer.
12.3	Section 302 Certification by the Financial Controller.
13.1	Section 906 Certification.

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

Date: February 26, 2021

CONSOLIDATED FINANCIAL STATEMENTS 2020

Banco Santander-Chile

Santander®

CONTENT

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco Santander - Chile

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Banco Santander - Chile and its subsidiaries (“the Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Expected Credit Loss Allowance for Commercial, Mortgage and Consumer Loans – Collective Basis

As described in Notes 1 and 8 to the consolidated financial statements, management assesses the adequacy of the collective basis expected credit loss allowance for commercial, mortgage and consumer loan using expected credit loss models. As of December 31, 2020, the collective basis expected credit loss allowance was Ch$ 670,247 million on total commercial, mortgage and consumer loans of Ch$ 22,455,313 million. As disclosed by management, the estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect the changes in credit risk and the development of assumptions related to the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction, macroeconomic factors Management subjectively assesses the adequacy of the qualitative information used to assess the increase in credit risk since initial recognition and the development of assumptions such as probabilities of default and loss given default.

The principal considerations for our determination that performing procedures relating to the collective basis expected credit loss allowance for commercial, mortgage and consumer loans is a critical audit matter are (i) the significant judgment by management in determining the collective basis expected credit loss allowance, which in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating audit evidence obtained relating to the assumptions used related to the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors, used in the qualitative information; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the expected credit loss allowance for commercial, mortgage and consumer loans estimation process, which included controls over the assumptions used in the estimation of the collective basis expected credit loss allowance, within the qualitative information. These procedures also included, among others, (i) testing management’s process for estimating the collective basis expected credit loss allowance for commercial, mortgage and consumer loans; (ii) testing the completeness, accuracy, and relevance of underlying data used in the model and (iii) the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for estimating the collective basis expected credit loss allowance for commercial, mortgage and consumer loans, including evaluating the appropriateness of the methodologies and models, testing data used in the estimate and evaluating the reasonableness of significant assumptions such as the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors, used in the qualitative information.

/s/ PricewaterhouseCoopers Consultores Auditores SpA

Santiago, Chile

February 26, 2021

We have served as the Company’s auditor since 2016.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2020	2019
	Note	MCh$	MCh$
ASSETS
Cash and deposits in banks	4	2,803,288	3,554,520
Cash items in process of collection	4	452,963	355,062
Financial derivative contracts	7	9,032,085	8,148,608
Financial assets held for trading	5	133,718	270,204
Loans and account receivable at amortized cost	8	33,303,100	31,775,420
Loans and account receivable at fair value through other comprehensive income	9	69,331	66,065
Debt instrument at fair value through other comprehensive income	10	7,162,542	4,010,272
Equity instruments at fair value through other comprehensive income	11	548	482
Investments in associates and other companies	11	10,396	10,177
Intangible assets	12	82,537	73,389
Property, plant, and equipment	13	240,854	250,761
Right of use assets	13	147,997	157,572
Current taxes	14	-	11,648
Deferred taxes	14	516,490	451,388
Other assets	15	1,747,374	1,439,146
TOTAL ASSETS		55,703,223	50,574,714
LIABILITIES
Deposits and other demand liabilities	16	14,560,893	10,297,432
Cash items in process of being cleared	4	361,631	198,248
Obligations under repurchase agreements	6	969,808	380,055
Time deposits and other time liabilities	16	10,581,791	13,192,817
Financial derivative contracts	7	9,018,660	7,390,654
Interbank borrowings	17	6,328,599	2,519,818
Issued debt instruments	18	8,204,177	9,500,723
Other financial liabilities	18	184,318	226,358
Lease liabilities	13	149,585	158,494
Current taxes	14	12,977	-
Deferred taxes	14	129,493	99,157
Provisions	20	330,664	326,130
Other liabilities	21	1,165,853	2,806,325
TOTAL LIABILITIES		51,998,449	47,096,211
EQUITY
Attributable to the shareholders of the Bank:		3,620,091	3,398,870
Capital	23	891,303	891,303
Reserves	23	2,343,580	2,122,742
Valuation adjustments	23	(25,293)	(8,856)
Retained earnings		410,501	393,681
Retained earnings from prior years		27,171	(39,683)
Income for the year		547,614	619,091
Minus: Provision for mandatory dividends	20	(164,284)	(185,727)
Non-controlling interest	24	84,683	79,633
TOTAL EQUITY		3,704,774	3,478,503
TOTAL LIABILITIES AND EQUITY		55,703,223	50,574,714

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years ended,

		December 31,
		2020	2019	2018
	Note	MCh$	MCh$	MCh$
OPERATING INCOME

Interest income	25	2,232,327	2,321,381	2,244,317
Interest expense	25	(638,479)	(904,417)	(829,949)

Net interest income		1,593,848	1,416,964	1,414,368

Fee and commission income	26	451,162	498,658	484,463
Fee and commission expense	26	(183,884)	(211,572)	(193,578)

Net fee and commission income		267,278	287,086	290,885

Net income (expense) from financial operations	27	90,800	(78,165)	53,174
Net foreign exchange gain	28	58,997	279,857	51,908
Other operating income	33	8,206	13,001	23,129

Net operating profit before provision for loan losses		2,019,129	1,918,743	1,833,464

Provision for loan losses	29	(478,264)	(323,311)	(317,408)

NET OPERATING INCOME		1,540,865	1,595,432	1,516,056

Personnel salaries and expenses	30	(408,670)	(410,157)	(397,564)
Administrative expenses	31	(250,450)	(233,612)	(245,089)
Depreciation and amortization	32	(109,426)	(106,092)	(79,280)
Impairment of property, plant, and equipment	32	(638)	(2,726)	(39)
Other operating expenses	33	(77,806)	(49,303)	(32,342)

Total operating expenses		(846,990)	(801,890)	(754,314)

OPERATING INCOME		693,875	793,542	761,742

Income from investments in associates and other companies	11	1,388	1,146	1,324

Income from continuing operations before tax		695,263	794,688	763,066

Income tax expense	14	(142,533)	(175,074)	(167,144)

Result of continuing operations		552,730	619,614	595,922
Result of discontinued operations	38	-	1,699	3,771
NET INCOME FOR THE YEAR		552,730	621,313	599,693

Attributable to:
Shareholders of the Bank		547,614	619,091	595,333
Non-controlling interest	24	5,116	2,222	4,360

Earnings per share from continued operations attributable to shareholders of the Bank:
Basic earnings	23	2.906	3.276	3.139
Diluted earnings	23	2.906	3.276	3.139

Earnings per share from discontinued operations attributable to shareholders of the Bank:
Basic earnings	23	-	0.009	0.020
Diluted earnings	23	-	0.009	0.020

Earnings per share attributable to shareholders of the Bank:
Basic earnings	23	2.906	3.285	3.159
Diluted earnings	23	2.906	3.285	3.159

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended,

		December 31,
		2020	2019	2018
	Note	MCh$	MCh$	MCh$
NET INCOME FOR THE YEAR		552,730	621,313	599,693

Other comprehensive income that will not be reclassified to profit or loss
Equity instruments at fair value through other comprehensive income		(18)	(1)	(113)
Income tax related to the above		5	-	31

Total items that will not be reclassified to the income statements		(13)	(1)	(82)

Other comprehensive income that will be reclassified to profit or loss
Debt instruments at fair value through other comprehensive income	23	73,689	22,223	4,826
Cash flow hedge	23	(96,330)	(50,238)	13,365
Income tax related to the above		6,296	7,618	(4,903)

Total items that will be reclassified to the income statements		(16,345)	(20,397)	13,288
Other comprehensive income for the year, net of tax		(16,358)	(20,398)	13,206
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		536,372	600,915	612,899

Attributable to:
Shareholders of the Bank		531,177	598,693	608,623
Non-controlling interests	24	5,195	2,222	4,276

The accompanying notes form integral part of these consolidated financial statements

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended,

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Fair value reserve	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to shareholders of the Bank	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2017	891,303	1,784,042	(2,224)	459	(3,562)	791	41,267	562,801	(168,840)	3,106,037	41,883	3,147,920
Distribution of income from previous period	-	-	-	-	-	-	562,801	(562,801)	-	-	-	-
Equity as of January 1, 2018	891,303	1,784,042	(2,224)	459	(3,562)	791	604,068	-	(168,840)	3,106,037	41,883	3,147,920
Impact of adopting IFRS 9	-	-	-	394	-	(19)	(82,367)	-	-	(81,992)	-	(81,992)
Restated opening balance under IFRS 9	891,303	1,784,042	(2,224)	853	(3,562)	772	521,701	-	(168,840)	3,024,045	41,883	3,065,928
Dividends distributions / withdrawals made	-	-	-	-	-	-	(423,611)	-	168,840	(254,771)	4	(254,767)
Transfer of retained earnings to reserves	-	141,204	-	-	-	-	(141,204)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(178,600)	(178,600)	-	(178,600)
Subtotal	-	141,204	-	-	-	-	(564,815)	-	(9,760)	(433,371)	4	(433,367)
Other comprehensive income	-	-	-	4,799	13,365	(4,874)	-	-	-	13,290	(84)	13,206
Result of continuous operations	-	-	-	-	-	-	-	591,563	-	591,563	4,360	595,923
Result of discontinuous operations	-	-	-	-	-	-	-	3,770	-	3,770	-	3,770
Subtotal	-	-	-	4,799	13,365	(4,874)	-	595,333	-	608,623	4,276	612,899
Equity as of December 31, 2018	891,303	1,925,246	(2,224)	5,652	9,803	(4,102)	(43,114)	595,333	(178,600)	3,199,297	46,163	3,245,460
Distribution of income from previous period	-	-	-	-	-	-	595,333	(595,333)	-	-	-	-
Equity as of January 1, 2019	891,303	1,925,246	(2,224)	5,652	9,803	(4,102)	552,219	-	(178,600)	3,199,297	46,163	3,245,460
Purchase of Santander Consumer S.A. (*)	-	(37,041)	-	-	-	-	-	-	-	(37,041)	31,437	(5,604)
Dividends distributions / withdrawals made	-	-	-	-	-	-	(355,141)	-	178,600	(176,541)	-	(176,541)
Transfer of retained earnings to reserves	-	236,761	-	-	-	-	(236,761)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(185,727)	(185,727)	-	(185,727)
Subtotal	-	199,720	-	-	-	-	(591,902)	-	(7,127)	(399,309)	31,437	(367,872)
Other comprehensive income	-	-	-	22,483	(50,238)	7,546	-	-	-	(20,209)	(189)	(20,398)
Result of continuous operations	-	-	-	-	-	-	-	617,392	-	617,392	2,222	619,614
Result of discontinuous operations	-	-	-	-	-	-	-	1,699	-	1,699	-	1,699
Subtotal	-	-	-	22,483	(50,238)	7,546	-	619,091	-	598,882	2,033	600,915
Equity as of December 31, 2019	891,303	2,124,966	(2,224)	28,135	(40,435)	3,444	(39,683)	619,091	(185,727)	3,398,870	79,633	3,478,503
Distribution of income from previous period	-	-	-	-	-	-	619,091	(619,091)	-	-	-	-
Equity as of January 1, 2020	891,303	2,124,966	(2,224)	28,135	(40,435)	3,444	579,408	-	(185,727)	3,398,870	79,633	3,478,503
Dividends distributions / withdrawals made	-	-	-	-	-	-	(331,399)	-	185,727	(145,672)	(145)	(145,817)
Transfer of retained earnings to reserves	-	220,838	-	-	-	-	(220,838)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(164,284)	(164,284)	-	(164,284)
Subtotal	-	220,838	-	-	-	-	(552,237)	-	21,443	(309,956)	(145)	(310,101)
Other comprehensive income	-	-	-	73,561	(96,330)	6,332	-	-	-	(16,437)	79	(16,358)
Result of continuous operations	-	-	-	-	-	-	-	517,614	-	547,614	5,116	552,730
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	73,561	(96,330)	6,332	-	547,614	-	531,177	5,195	536,372
Equity as of December 31, 2020	891,303	2,345,804	(2,224)	101,696	(136,765)	9,776	27,171	547,614	(164,284)	3,620,091	84,683	3,704,774

(*) The effect was generated by the acquisition of Santander Consumer S.A. See Note 2 Significant Event.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended,

Period	Total attributable to shareholders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%
Year 2019 (Extraordinary Shareholders meeting November 2020)	552,093	220,838	165,628	30	188,446,126,794	0.879
Year 2019 (Shareholders meeting April 2020)	552,093	220,838	165,627	30	188,446,126,794	0.879
Year 2018 (Shareholders meeting April 2019)	591,902	236,761	355,141	60	188,446,126,794	1.885
Year 2017 (Shareholders meeting April 2018)	564,815	141,204	423,611	75	188,446,126,794	2.248

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended,

		December 31,
		2020	2019	2018
	NOTE	MCh$	MCh$	MCh$
A - CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME FOR THE YEAR		552,730	621,313	599,693
Adjustments for non-cash items included in net income		(1,179,767)	(1,119,126)	(1,266,270)
Depreciation and amortization	32	109,426	106,092	79,280
Impairment of property, plant, and equipment	32	638	2,726	39
Provision for loan losses	29	553,190	406,024	405,889
Mark to market of trading investments		43,609	39,997	1,438
Income from investments in associates and other companies	11	(1,388)	(1,146)	(5,095)
Net gain on sale of assets received in lieu of payment	33	(5,934)	(5,613)	(7,106)
Provision on assets received in lieu of payment	33	1,456	1,809	816
Loss on sale of associate		20	126	-
Net gain on sale of property, plant and equipment	33	(865)	(2,456)	(2,490)
Net interest income	25	(1,593,848)	(1,416,964)	(1,414,368)
Net fee and commission income	26	(267,278)	(287,086)	(290,885)
Changes in deferred taxes	14	(28,465)	37,432	(25,517)
Other non-cash items		9,672	(67)	(8,271)
Increase/decrease in operating assets and liabilities		192,956	2,346,978	1,689,069
(Increase) of loans and accounts receivables from customers, net		(1,673,357)	(2,449,954)	(2,703,700)
Decrease (increase) of financial investments		(3,015,784)	(1,809,112)	588,918
Decrease (increase) of interbank loans		(4,078)	232	147,534
Decrease of assets received or awarded in lieu of payment		8,289	(1,743)	722
Increase of debits in customers checking accounts		3,249,540	1,298,976	521,476
(Decrease) increase of time deposits and other time liabilities		(2,611,026)	124,998	1,153,874
Increase (decrease) of obligations with domestic banks		(54,518)	271,620	(480)
Increase (decrease) of other demand liabilities or time obligations		842,080	257,039	451,775
Increase of obligations with foreign banks		(1,095,961)	459,572	90,754
(Decrease) increase of obligations with Central Bank of Chile		4,959,260	-	(5)
(Decrease) increase of obligations under repurchase agreements		589,753	331,510	(219,516)
Increase (decrease) in other financial liabilities		(42,040)	10,958	(26,630)
(Decrease) increase of other assets and liabilities		(1,850,030)	989,451	(872,264)
Redemption of letters of credit		(6,188)	(6,988)	(8,989)
Senior bond issuances		1,227,166	1,893,552	1,156,057
Redemption of mortgage bonds and payments of interest		(6,312)	(6,109)	(5,911)
Redemption of senior bonds and payments of interest		(2,571,384)	(714,783)	(289,837)
Interest received		2,232,327	2,321,381	2,244,317
Interest paid		(638,479)	(904,417)	(829,949)
Dividends received from investments in other companies	11	508	130	38
Fees and commissions received	26	451,162	498,658	484,463
Fees and commissions paid	26	(183,884)	(211,572)	(193,578)
Total cash flow (used in) provided by operating activities		(819,993)	1,855,586	1,022,492

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended,

		December 31,
		2020	2019	2018
	NOTE	MCh$	MCh$	MCh$
B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	13	(50,613)	(57,390)	(68,329)
Sales of property, plant, and equipment	13	15,678	8,666	6,297
Sales of investments in associates		-	1,930	-
Purchases of investments in associates and other companies	11	-	(62,136)	-
Purchases of intangible assets	12	(35,170)	(32,860)	(29,563)
Total cash flow used in investment activities		(70,105)	(141,790)	(91,565)
C - CASH FLOW FROM FINANCING ACTIVITIES:
Dividends paid		(331,255)	(355,141)	(423,611)
Placement of subordinated bond		475,390	-	-
Lease obligation paid		(42,045)	(30,145)	-
Total cash flow used in financing activities		102,090	(385,286)	(423,611)
D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		(788,008)	1,328,510	507,316
E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(28,706)	126,669	114,498
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		3,711,334	2,256,155	1,634,341

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	2,984,620	3,711,334	2,256,155

Reconciliation of provisions for the Consolidated Statements of Cash Flow for the year ended		December 31,
		2020	2019	2018
		MCh$	MCh$	MCh$

Provision for loan losses for cash flow purposes	29	553,190	406,024	405,889
Recovery of loans previously charged off	29	(74,926)	(82,713)	(88,481)
Provision for loan losses – net		478,264	323,311	317,408

			Changes not related to cash flows
Reconciliation of liabilities that arise from financing activities	31.12.2019	Cash Flow	Acquisition	Foreign currency exchange	UF Inflation effect	Fair value changes	31.12.2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subordinated bond	818,084	475,390	-	-	64,065	-	1,357,539
Paid dividend	(355,141)	(331,255)	-	-	-	-	(686,396)
Other liabilities	(30,145)	(42,045)	39,394	-	(6,258)	-	(39,054)
Total liabilities related to financing activities	432,798	(18,624)	39,394	-	57,807	-	632,089

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander-Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander-Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander-Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management brokering, and investment banking. Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2020 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. Banco Santander Spain, through its subsidiaries, has control over 67.18% of the Bank’s shares.

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

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF is equaled to Ch$29,070.33 as of December 31, 2020 and Ch$28,309.94 as of December 31, 2019. In 2020, UF inflation was 2.7% compared to 2.7% in 2019. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

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

b)       Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018, incorporate the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.       Entities controlled by the Bank through participation in equity

Name of the Subsidiary			Percent ownership share
			As of December 31,
		Place of Incorporation and operation	2020			2019			2018
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	Main Activity		%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada (1)	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A. (2)	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10	-	-	-
Santander Consumer Chile S.A. (3)	Financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	-	-	-
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A. (4)	Card operator	Santiago, Chile	99.99	0.01	100.00	-	-	-	-	-	-

The detail of non-controlling participation on all the remaining subsidiaries can be seen in Note 24– Non-controlling interest.

(1)	On December 18, 2019, Santander Agente de Valores Limitada changed its business name and the company’s object, to Santander Asesorías Financieras Limitada, and offering financial advice.

(2)	On October 19, 2019 Klare Corredora de Seguros S.A. was created as a digital insurance brokerage and supporting banking business company and thus is subject to banking regulations. The Banks owns the 50.10% of the company's capital share.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(3)	On November 15, 2019, Financial Market Commission (FMC) authorized Banco Santander to acquire the 51% of the Santander Consumer Chile S.A. capital share from SK Berge (49%) and Banco Santander S.A. (2%). The sale was completed on November 27, 2019.

(4)	On July 6, 2020, Banco Santander registered as a new subsidiary and business support company named “Sociedad Operadora de Tarjeta de Pago Santander Getnet Chile S.A”.

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

(1) Since December 2019, Bansa Santander S.A.(“Bansa”) modified it activity to financing revolving inventory lines to automotive dealers. Accordingly, Consumer has started to guide relevant activities of Bansa, and therefore it has begun to consolidate.

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

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
			As of December 31,
		Place of Incorporation and operation	2020	2019	2018
Associates	Main activity		%	%	%
Redbanc S.A. (*)	ATM services	Santiago, Chile	-	-	33.43
Transbank S.A. (*)	Debit and credit card services	Santiago, Chile	-	-	25.00
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A. (*)	Credit card processor	Santiago, Chile	-	-	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

(*) The Bank is in process to sell its share participation on Redbanc S.A. and Transbank S.A. therefore it has been classified in accordance to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” as investment available for sale. Otherwise its share participation in Nexus S.A., has been sold. See Note N°38.

In the case of Cámara Compensación de Pagos Alto Valor S.A., Banco Santander-Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the case of Servicios de Infraestructura de Mercado OTC S.A. The Bank participates, through its executives, actively in the administration and in the process of organization, which is why the Administration has concluded that it exerts significant influence on it.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

f)       Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly in U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank and its subsidiaries are translated to Chilean pesos at the representative market exchange rate of the month for the reported period; the rate used was Ch$712.47 as of December 31, 2020 (Ch$747.37 per US$1 as of December 31, 2019).

The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)       Classification and measurement of financial instrument – under IFRS 9 (from January 1, 2018)

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

Contractual cash flow assessment determines if the cash flows from the financial asset meet the SPPI (solely payment of principal and interest) criterion, i.e., whether the contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest. Principal is the fair value of the financial assets at initial recognition, and interest is the consideration for the time value of money, the credit risk associated with the principal outstanding, and also may include liquidity risk, administrative cost and profit margin.

For classification process the Bank perform the SPPI test, which assesses the contractual term to identify whether they meet SPI criterion, i.e., the contract is a basic lending arrangement. The Bank applies judgement and considers relevant factors such as currency in which the financial asset is denominated, and period for which the interest rate is set.

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

In accordance with IFRS 9 the business models are:

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

•	Held to collect business model (HTC) - financial assets that are held within a business model whose objective is to hold assets in order to collect contractual cash flows are managed to realize cash flows by collecting contractual payments over the life of the instrument, under this business model sales made when there is an increase in the credit risk, or to manage credit concentration risk are not inconsistent with a business model whose objective is to hold financial assets to collect contractual cash flows.

•	Held to collect and sell (HTC&S) - financial assets under this business model achieve the objective by both collecting contractual cash flows and selling financial assets, then involve a greater frequency and value of sales than HTC business model.

•	Other business model - financial assets held in this business has the objective of realizing cash flows through the sale of the assets. The Bank makes decisions based on the assets’ fair values and manages the assets to realize those fair values.

ii)        Classification of financial liabilities

The Bank classified all financial liabilities as subsequently measured at amortized cost, except for derivatives that are liabilities, which are measured at fair value through profit or loss.

iii)       Reclassification

Reclassification of financial assets is required if, and only if, the objective of the Bank's business model for managing those financial assets changes. Financial liabilities cannot be reclassified.

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

(b)       Fair value through other comprehensive income (FVOCI)

Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling, and that contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at FVOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognized in other comprehensive income, until the assets are sold. Upon disposal, the cumulative gain and losses in OCI are recognized in the income statements.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

iii) Subsequent measurement- financial liabilities

After initial recognition, the Bank shall measure a financial liability at amortized cost.

III. Derecognition of financial assets and liabilities

Financial assets are derecognized when, and only when:

•	the contractual rights to the cash flows from the financial asset expire, or

•	the Bank transfers substantially all the risks and rewards of ownership of the financial asset, and therefore the Bank derecognizes the financial asset and recognize separately any rights and obligations created or retained in the transfer.

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

When a financial asset is sold and the Bank simultaneously agrees to repurchase it (or an asset that is substantially the same) at a fixed price on a future date, the Bank continues to recognize the financial assets in their entirety in the statements of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price.

Financial liabilities are derecognized when, and only when, they are extinguished, cancelled or expired.

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

V. Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of December 31, 2020 and 2019 the Bank does not have balance offsetting of financial instruments.

h)       Definitions and classification of financial instruments – under IAS 39 (prior to January 1, 2018)

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and a financial liability or equity instrument of another entity.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments (AFS)’ and ‘loans and accounts receivable from customers. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular purchases or sales of financial asset are recognized and derecognized on a trade basis.

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

Income is recognized on an effective interest basis for loans and accounts receivables other than those financial assets classified as at fair value through profit or loss.

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

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the Bank considers that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of available for sale investments are recognized in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

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

Loans and accounts receivable from customers

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Investments under resale agreements: includes balances of financial instruments purchased under resale agreement.

-	Interbank loans : this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

-	Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is derecognized in the Bank´s statements of financial position.

-	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

The Bank classifies all financial liabilities as subsequently measured at amortized cost, except for:

Financial liabilities at FVTPL

 As of December 31, 2020 and 2019 the Bank does not maintain financial liabilities at FVTPL.

 Other financial liabilities

Other financial liabilities (including interbank borrowings, issued debt instruments and other payables) are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

vi.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of December 31, 2020 and 2019 the Bank does not have balance offsetting of financial instruments.

vii.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized from the Consolidated Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Statements of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)       Derivatives and hedging activities

The Bank has elected to continue applying the hedge accounting requirements of IAS 39 on adoption of IFRS 9.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

For presentation purposes, derivatives are presented in accordance with its positive or negative fair value as assets or liabilities, respectively, and include trading and hedging instruments separately (see Note 6).

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments (macrohedges), gains or losses that arise in measuring hedging instruments within “Interest income and expense”, and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statements of Income under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statements of Income under “Net income (expense) from financial operations”.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

The main techniques used as of December 31, 2020 and 2019 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

k)       Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or ‘stage 3’), for which interest revenue is calculated by applying the effective interest rate to their amortized cost (i.e. net of the ECL provision).

ii.       Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statements of Income using criteria established in IFRS 15 “Revenue from contracts with customers”. See disclosure in Note 2 relating adoption and impact of IFRS 15.

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

The main revenues arising from commissions, fees and similar items correspond to:

-	Fees and commissions for lines of credits and overdrafts: includes accrued fees related to granting lines of credit and overdrafts in checking accounts.

-	Fees and commissions for guarantees and letters of credit: includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.

-	Fees and commissions for card services: includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards

-	Fees and commissions for management of accounts: includes accrued commissions for the maintenance of checking, savings and other accounts

-	Fees and commissions for collections and payments: includes income arising from collections and payments services provided by the Bank.

-	Fees and commissions for intermediation and management of securities: includes income from brokerage, placements, administration and securities' custody services.

-	Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.

-	Other fees and commissions: includes income arising from currency changes, financial advisory, cashier check issuance, placement of financial products and online banking services.

The main expenses arising from commissions, fees and similar items correspond to:

-	Compensation for card operation: includes commission expenses for credit and debit card operations related to income commissions card services.

-	Fees and commissions for securities transactions: includes commissions expense for deposits, securities custody service and securities' brokerage.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Other fees and commissions: include mainly expenses generated from online services.

The Bank has incorporated disaggregated revenue and expense disclosures and reportable segment relationship in Note 27.

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

The Bank applies the following useful lives for the tangible assets that comprise its assets:

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

n)       Leasing

As of January 1, 2019, the Bank has started to apply IFRS 16 “Leases”, using the modified retrospective method and therefore, no comparative information is required, and 2018 balances continue to be reported under IAS 17 “Leases”.

Policy applicable from January 1, 2019

At inception of a contract the Bank assesses whether a contract contains a lease. A contract contains a lease if the contracts conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:

•	the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct. If the supplier has a substantive substitution right, then the asset is not identified.

•	the Bank has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, and

•	the Bank has the right to direct the use of the asset – this is decision-making purpose for which asset is use.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

a. As a Lessee

The Bank recognizes a right-of-use asset and a lease liability at the lease commencement date in accordance within IFRS 16 “Leases”. The main contracts that the Bank has are offices and branches related, which are necessary to carry out its activities.

At the beginning, the right-of-use asset is equal to the lease liability and is calculated as the present value of the lease payments discounted using the incremental interest rate at the commencement date, considering the lease term of each contract. The average incremental interest rate as of December 31, 2020 is 1.45%. After initial recognition, the right-of-use is subsequently depreciated using the straight-line method in accordance with the lease term of the contract, and the lease liability is amortized in accordance with the effective interest method. Financial interest is accounted as interest expense, and depreciation as depreciation expense in each period.

The term of the lease comprises non-cancelable periods established within each contract, while for lease contracts with an indefinite useful life, the Bank has determined to assign a useful life equal to the longer non-cancelable period of its lease agreements. The Bank has elected not to recognize right-of-use assets and lease liabilities for short term leases that have a lease term of 12 months or less and leases of low-value assets. The Bank recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term. Any modification in the terms or lease should be treated as a new measurement.

Initially, the Bank measures the right-of-use asset at cost. The rent of the lease agreements is agreed in UF and paid in pesos. According to that, monthly variation in UF should be treated as a new measurement, and therefore, readjustments should be recognized as a modification to the obligation and the right-of-use asset.

The Bank has not entered into lease agreements with residual value guarantee or variable lease payments.

In applying IFRS 16, the Bank has used the following practical expedients permitted by the standard:

•	accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases.

•	excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application.

The Bank has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Bank relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.

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

c. Third party financing

The Bank recognizes the loans with third parties within “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

The finance income and expenses arising from these contracts are recorded under “Interest income” and “Interest expense” respectively, in Consolidated Statements of Income to achieve constant return rate over the lease term.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

When consolidated entities acts as lessees, the leased assets are classified based on their nature in the Consolidated Statements of Financial Position, and recognizing an asset and liability at the same amount (the lower between the fair value of the leased property and the present value of the minimum lease payments, plus purchase option). These assets are depreciated in accordance with property, plant and equipment for own use criterion.

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

When the consolidated entities act as a lessor, the leased assets are classified at their acquisition cost under "Property, plant and equipment”. The depreciation criterion for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases are recorded on a straight-line basis under “Other operating income” in the Consolidated Statements of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Administrative expenses” in the Consolidated Statements of Income.

iii.       Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of the sale except in the case of excess of proceeds over fair value, which is amortized over the period of use of the asset. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

q)       Expected credit losses allowance – under IFRS 9

Starting from January 1, 2018, the Bank replaced the “incurred loss” model of IAS 39 with an “expected credit loss (ECL)” model established by IFRS 9. The new single impairment model applies to all financial assets measured at amortized cost and fair value through other comprehensive income (FVOCI), including commitment and contingent loans. Investments in equity are outside of the scope of the new impairment requirements.

The Bank accounted ECL related to financial assets measured at amortized cost as a loss allowance in the statements of financial position, but the carrying amount of these assets is stated net of the loss allowance. ECL related to contingent loans is accounted as a provision in the statements of financial position. The Bank recognizes in profit or loss, as an impairment gain or loss, the amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized in accordance IFRS 9, for financial assets measured at amortized cost and contingent loans.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The measurement basis depends on whether there has been a significant increase in credit risk since initial recognition. Based on changes in credit quality since initial recognition, IFRS 9 outlines a "three-stage" model impairment in accordance with the following diagram:

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

The Bank, at the end of each reporting period, evaluated whether financial instrument's credit risk has significantly increased since initial recognition or whether an asset is considered to be credit-impaired, and consequently classified financial instrument in the respective stage:

•	Stage 1: When loans are first recognized, the Bank recognizes an allowance based on 12 months ECL. Stage 1 loans also include facilities where the credit risk has improved and the loan has been returned to Stage 1.

•	Stage 2: When a loan has shown a significant increase in credit risk since origination, the Bank records an allowance for the lifetime ECL. Stage loans also include facilities, where the credit risk has improved and the loan has been returned to stage 2.

•	Stage 3: Loans considered credit impaired. The Bank records an allowance for the lifetime ECL, setting the PD at 100%.

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

Credit risk assessment and forward-looking information (including macro-economic factors), includes quantitative and qualitative information based on the Bank's historical experience, some examples are:

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

i.	Expected credit loss measurement

The ECL are the probability-weighted estimate of credit losses, i.e. the present value of all cash shortfalls. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. The three main components to measure the ECL are:

PD: The Probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognized and is still in the portfolio.

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

The Bank enters into various irrevocable loan commitments and contingent liabilities. Even though these obligations may not be recognized on the statements of financial position, they contain credit risk and, therefore, form part of the overall risk of the Bank.

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

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iv.	Modifications of financial assets

When loan measured at amortized cost has been renegotiated or modified but not derecognized, the Bank recognizes the resulting gains or losses as the difference between the carrying amount of the original loans and modified contractual cash flows discounted using the EIR before modification.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

vii.	COVID-19 support measures

The COVID-19 pandemic has had a major impact on Chile and global economies in 2020. As a result, the Chilean government has announced a series of measures to support lending. The largest measure was to provide additional funds to the Guarantee Fund for Small Companies (Fogape), a state fund that guarantees loans, leases and other credits provided to small businesses, extend Fogape’s coverage to companies with annual sales of up to UF 1 million and further amend the rules and regulations governing Fogape to encourage banks to provide lending to small businesses. Under Fogape’s new regulations, domestic banks, including us, may provide loans with preferential interest rates equal to the MPR plus 3% and terms of up to 48 months to eligible companies in an aggregate amount equal to up to 3 months of a company’s sales and receive a guarantee from Fogape for between 60% and 85% of each loan (“Fogape loans”). Such loans must have a 6-month grace period before a company must begin paying the loan. In addition, companies that receive loans guaranteed by Fogape pursuant to these new regulations, will also have payment holiday for all other outstanding loans until a period of 6 months.

Additionally, the Bank – in accordance with CMF’s instruction to facilitate access to credit for companies and household - has provided payment holiday terms of up to three months to mortgage customers with no more 30 days past due. This was extended by a further three months for customers in need. For consumer loans, the Bank has granted benefits such as a 3-month grace period to start paying, increases in terms, decreases in installments, and has even opted for current lower market rates.

Customers who sought COVID-19 related support, including payment holidays, were not the subject of any wider SICR triggers, and do not have to be moved to Stage 2 for a lifetime ECL assessment unless they had triggered other SICR criteria, and payment holidays also did not cause accounts to become past due and therefore did not automatically trigger a Stage 2 or Stage 3 lifetime ECL assessment.

The assessment of SICRs and the measurement of ECLs are required to be based on reasonable and supportable information that is available to an entity without undue cost or effort. The Bank has developed estimates based on the best available information about past events, current conditions and forecasts of economic conditions. In assessing forecast conditions, the Bank has considered the effects of COVID-19 and the support measures being undertaken. Despite of the above, with current COVID-19 infection rates having increased and continued high levels of uncertainty in the macro-economic outlook and to address a potential lag in defaults, the Bank has decided not to make changes over IFRS9 models regarding COVID-19, but rather has established management overlay or post-model adjustments for 2020 expected credit losses allowance.

See Note N°37, Risk management.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

i.	Commercial loans,

ii.	Mortgage loans, and

iii.	Consumer loans.

The models used to determine credit risk allowances are described as follows:

I.	Allowances for individual assessment

An individual assessment of commercial debtors was necessary in the case of companies which, due to their size, complexity or level of exposure regarding the entity, must be known and analyzed in detail.

For the purposes of establishing its provisions, the Bank assigned a risk category to each debtor, their loans and contingent loans. The risk factors considered were industry or economic sector of the borrower, owners or managers of the borrower, their financial situation and payment capacity, and payment behavior.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

To determine the estimated incurred loss for commercial and mortgage loans collectively evaluated for impairment, we mainly analyzed the payment behavior of clients, particularly the payment behavior of clients with payments that are more than 90 days overdue, clients with other weaknesses, such as early nonperformance (i.e., payments that are past-due, though by less than 90days), clients with modified loans and clients with renegotiated loans, as well as success in recovery against these clients. We also took into account whether the loan is supported by collateral.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Subsequent payments obtained from charged-off loans were recognized in the Consolidated Statements of Income as a recovery of loans previously charged-off.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

s)       Provisions, contingent assets and contingent liabilities

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

The Bank has established allowances to cover credit losses. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statements of Income. Loans are charged-off when the Bank’s management determines that a loan or a portion thereof is impaired. Charge-offs are recorded as a reduction of the allowance for loan losses.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

v)       Non-current assets held for sale (in “Other Assets”)

The Bank classified its investment held on Redbanc, Transbank and Nexus, previously classified as associated, as assets held for sale in Other Assets, in accordance with IFRS 5 “Non-current Assets held for sale and discontinued operations”, since its carrying amount will be recovered principally through a sale transaction rather through continuing use.

The Bank has ensured to comply with related requirement established in IFRS 5, which include:

•	the assets are available for immediate sale in its present conditions and its sale must be highly probable.

•	for the sale to be highly probable, the appropriate level of management is committed to a plan to sell the asset, and an active program to locate a buyer and complete the plan.

•	additionally, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The Bank has measured their investment on the mentioned associated investment at their carrying amount since it represents the lower between carrying amount and fair value less cost to sell. Additionally, the Bank will recognize an impairment loss for any initial or subsequent write-down of the asset to fair value less costs to sell, to the extent that it has not been recognized.

Events or circumstances may extend the period to complete the sale beyond one year. An extension of the period required to complete a sale does not preclude an asset from being classified as held for sale if the delay is caused by events or circumstances beyond the entity’s control and there is sufficient evidence that the entity remains committed to its plan to sell the asset.

As of December 31, 2020, the Bank has sold its investment in Nexus, while held its investment on Transbank and Redbanc (classified as held for sale), mainly to circumstances raised that were previously considered unlikely, such as social unrest and pandemic, and the consequent health and economic crisis. However, the Bank continues committed to its selling plan and its acquiring network development plan, as evidenced by the recent creation of a payment card operating company and the active search for potential buyers

Assets received or awarded in lieu of payment

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

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

At least once a year, the Bank performs the necessary analysis to update the “cost to sale” of assets received or awarded in lieu of payments. According to the Bank’s survey, as of December 31, 2020 the average cost to sale was estimated at 3.2% of the appraisal value (3.1% as of December 31, 2019).

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

As of December 31, 2020, and 2019 the Bank did not have any instruments that generated dilution.

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

y)       Provision for mandatory dividends

As of December 31, 2020 and 2019 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provision for mandatory dividends” line of the Consolidated Statements of Changes in Equity with offset to Provisions.

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

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

The post-employment benefits liability, recognized in the Consolidated Statements of Financial Position represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.       Cash-settled share-based compensation

The Bank allocates cash-settled share-based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value. Until the obligation is settled, the Bank determines the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statements of the period.

z)       Application of new and revised International Financial Reporting Standards

1. New and revised standards effective in current year

The following new and revised IFRS have been adopted in these financial statements:

Conceptual Framework for Financial Reporting 2018. Issued on March 29, 2018, the purpose of this framework is to assist the IASB in developing and revising IFRSs that are based on consistent concepts, helps preparers to develop consistent accounting policies for areas that are not covered by a standard or where there is choice of accounting policy, and to assist all parties to understand and interpret IFRS. This framework in not a standard and does not override any specific IFRS. The implementation of this standard does not have a material impact on the Bank’s financial statement.

Amendments to IFRS 3 – Definition of a Business. Issued on October 22, 2018, this amendment aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The amendments include:

•	clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

•	narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;

•	add guidance and illustrative examples to help entities assess whether a substantive process has been acquired; remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

•	add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business

The amendments are effective for business combinations for which the acquisition date is on or after the periods beginning of the first annual reporting period beginning on or after January 1, 2020, and to asset acquisitions that occur on or after the beginning of that report. Early application is permitted. The implementation of this standard does not have a material impact on the Bank’s financial statement.

Amendments to IAS 1 and IAS 8- Definition of material. Issued on October 31, 2018, the purpose of this amendment is to clarify the definition of material and to align the definition used in the Conceptual Frameworks and the IFRSs. The new definition of material and the accompanying explanatory paragraphs are contained in IAS 1 Presentation of Financial Statements. The definition of material in IAS 8 Accounting policies, Changes in Accounting estimates and Errors has been replaced with a reference to IAS 1. The standard is effective for periods beginning on or after January 1, 2020. The implementation of this standard did not have a material impact on the Bank’s financial statement.

Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate benchmark Reform. Issued on September 26, 2019, these amendments deal with issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative interest rate and address the implications for specific hedge accounting requirements in IFRS 9 Financial Instruments, which require forward-looking analysis. The amendments are effective for period beginning on or after January 1, 2020 and must be applied retrospectively. The amendments did not have a material impact on the consolidated financial statements of the Bank.

Amendments to IFRS 16 – COVID-19 Related Rent Concessions. Issued on May 25, 2020, amending the standard to provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. The changes in COVID-19 Related Rent Concessions amend IFRS 16 to:

1. provide lessees with an exemption from assessing whether a COVID-19 related rent concession is a lease modification;

2. require lessees that apply the exemption to account for COVID-19 related rent concessions as if they were not lease modifications;

3. require lessees that apply the exemption to disclose that fact; and

4. require lessees to apply the exemption retrospectively in accordance with IAS 8, but do not require them to restate prior period figures.

The amendment is effective for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted, including in financial statements not yet authorized for issue at May 28, 2020. The amendments did not have a material impact on the consolidated financial statements of the Bank.

2. New and revised IFRS issued but not effective

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them, which were not mandatory as of December 31, 2020. Although in some cases the early application is permitted by the IASB, the Bank has not taken that option.

Amendments to IFRS 10 and IAS 28 - Sale or Contributions of Assets between an Investor and its Associate or Joint Venture. Issued on September 11, 2014, the IASB has published 'Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)'. The amendments address a conflict between the requirements of IAS 28 'Investments in Associates and Joint Ventures' and IFRS 10 'Consolidated Financial Statements' and clarifies the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amendments to IAS 1 - Classification of liabilities as current or non-current. Issued on January 23, 2020, this amendment to provides a general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments affect only the presentation of liabilities in the statement of financial position — not the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items. The Amendments:

•	clarify that the classification of liabilities should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability;

•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

•	make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. The Bank’s management is evaluating the potential impact of this standards on the consolidated financial statements of the Bank.

Annual Improvements to IFRS Standards 2018–2020. Issued on May 15, 2020, the pronouncement contains amendments to four International Financial Reporting Standards (IFRSs) as result of the IASB's annual improvements project:

1.	IFRS 1 First-time Adoption of International Financial Reporting Standards. Subsidiary as a first-time adopter. The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs.

2.	IFRS 9 Financial Instruments. Fees in the ‘10 per cent’ test for derecognition of financial liabilities. The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

3.	IFRS 16 Leases. Lease incentives. The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.

4.	IAS 41 Agriculture. Taxation in fair value measurements. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13.

The amendments to IFRS 1, IFRS 9, and IAS 41 are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The amendment to IFRS 16 only regards an illustrative example, so no effective date is stated. The Bank’s management is evaluating the potential impact of this standards.

Amendments to IAS 16 Property, Plant and Equipment — Proceeds before Intended Use. Issued on May 15, 2020, this amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Bank’s management is evaluating the potential impact of this standards.

Amendments to IAS 37 Onerous Contracts — Cost of Fulfilling a Contract. Issued on May 15, 2020, the changes specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The amendments published today are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Bank’s management is evaluating the potential impact of this standards.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amendments to IFRS 3 - Reference to the Conceptual Framework. Issued on May 15, 2020, the changes include:

•	update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework;

•	add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 (instead of the Conceptual Framework) to identify the liabilities it has assumed in a business combination; and

•	add to IFRS 3 an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier. The Bank’s management is evaluating the potential impact of this standards.

Interest rate benchmark reform - phase 2. Issued on August 27, 2020, and once IASB has finalized its response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks by issuing a package of amendments to IFRS Standards. The amendments are aimed at helping companies to provide investors with useful information about the effects of the reform on those companies’ financial statements.

The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

The amendments in this final phase relate to:

•	changes to contractual cash flows—a company will not have to derecognize or adjust the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

•	hedge accounting—a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and

•	disclosures—a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

These amendments are effective for annual reporting periods beginning on or after January 1, 2021, with early adoption permitted. The Bank has not early adopted these standards; however it is conducting a process for the discontinuation of the IBOR benchmark. The Bank does not expect to have a significant impact on the adoption of this standard. See more details in Note N°37 Risk management.

Accounting changes

The Company changed the manner in which it accounts for leases in 2019, by adopting IFRS 16 starting January 1 of 2019. In addition they changed the manner in which it accounts for financial instruments in 2018, by adopting IFRS 9 starting January 1, 2018.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 02

SIGNIFICANT EVENTS

As of December 31, 2020, the following significant events have occurred and affected the Bank’s operation and Consolidated Financial Statements.

a)	The Board

On March 23, 2020, at the extraordinary session of the Board of Directors, the members agreed to amend the date of the Ordinary Shareholders' Meeting originally scheduled for April 21, 2020 and set a new date for April 30, 2020, with the object of proposing a new profit distribution and payment of dividends, changing the 60% originally proposed to 30% of retained earnings as of December 31, 2019 (equivalent to $0.87891310 Chileans pesos per share), and propose that 30% of the earnings for the year 2019 will be classified as retained earnings, and the remaining 40% will be used to increase the Bank’s reserves.

In accordance with Chilean laws, the Board of Directors of Banco Santander agreed, on the session held on October 21, 2020, to call an Extraordinary Shareholders' Meeting for November 26, 2020 in order to discuss the proposed distribution of a dividend of $0.87891310 Chilean pesos per share, corresponding to 30% of the profits for the year 2019, which are classified as retained profits in the Bank's equity, taking into account that, the ratio between the Bank's regulatory capital and its risk-weighted assets reached 15.13%, and the ratio between basic capital and its risk-weighted assets was 10.70% as of September 30, 2020.

b)	Shareholders’ meeting

At the extraordinary Shareholders' Meeting of Banco Santander held on April 30, 2020, the members approved the Consolidated Financial Statements for 2019, and agreed to distribute 30% of the net profits for 2019 (“Net income attributable to shareholders of the Bank ”), which amounted to $552,093 million, which correspond to a dividend of $0.87891310 Chilean pesos per share. Likewise, the members agreed to increase the Bank’s reserves by 40% and the remaining 30% will be classified as retained earnings from previous years.

Board election: the members approved the election of Messrs. Alfonso Gómez, Claudio Melandri, Rodrigo Vergara, Félix de Vicente, Orlando Poblete, Juan Pedro Santa María, Ana Dorrego, Rodrigo Echenique and Lucía Santa Cruz, as Directors, and Blanca Bustamante and Oscar von Chrismar, as Alternate Directors, elected for a period of three years until the next renewal of the entire Board of Directors.

Appointment of external auditors: the members approved PricewaterhouseCoopers Consultores Auditores SpA as external auditors for the 2020 financial year.

At the Extraordinary Shareholders' Meeting of Banco Santander held on November 26, 2020, the members agreed to distribute a dividend of $0.87891310 Chilean pesos per share, corresponding to 30% of the retained earnings for 2019, which was paid on the following banking business day after the meeting date.

c)	COVID-19

COVID-19 is a highly contagious infectious disease, which was first detected in Wuhan, China in December 2019. Subsequently, on March 11, 2020, the World Health Organization (WHO) declared it a pandemic. In Chile, on March 18, 2020, the President of the Republic decreed a state of national catastrophe to implement health and economic measures.

Because of the pandemic, the economic activity and employment has been affected and hence the government and government entities and regulatory entities have implemented support measures to mitigate serious impact of the pandemic.

On March 23, 2020, the FMC issued a package of measures aimed at granting greater flexibility to the financial system. In addition, the FMC asked for measures to facilitate the attention of customers and users and maintain adequate risk management policies and establish prudent dividend policy, given the situation.

On April 9, 2020, the Central Bank of Chile (BCCh) announced new measures to support the operation of financial markets.

On April 12, 2020 the government issued its first economic emergency plan, to protect families and employment, help our entrepreneurs, SMEs and businessmen through credit lines with government guarantees". The largest measure was to provide additional funds to the Guarantee Fund for Small Companies (Fogape), a state fund that guarantees loans, leases and other credits provided to small businesses.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 02

SIGNIFICANT EVENTS, continued

The vaccination plan against COVID-19 began on December 24, 2020, with the first arrival of 9,750 doses of the vaccine from the Pfizer BioNtech laboratory. As of December 31, 2020, Chile had received 154,050 doses of the Pfizer BioNtech vaccine, for the vaccination plan in all regions of the country, and will receive more than 6.5 million doses of the AstraZeneca / Oxford vaccine during the first quarter of 2021 and more than 10 million of Coronavac vaccines, to continue the vaccination plan in its next stages. At the time of publication of these financial statements, 2,320,696 people have been vaccinated in Chile, which represents 13% of the population. During the first quarter of 2021, it is expected to vaccinate around 5 million people and reach 80% of the population, that is, approximately 15 million people, by the end of the first half of 2021.

d)	Laws and Standards

On February 24, 2020, the law that modernizes the tax system was published in the Official Gazette. This new regulation implies modifications to the Income Tax Law, to the Value-Added Tax (VAT) and to the Tax Code, among other aspects.

On March 30, 2020, the FMC approved flexible deadlines for the Basel III implementation process. In coordination with Chilean Central Bank, decided to postpone for one more year the capital requirements implementation and keep the actual regulatory framework for banks’ capital requirements in effect until December 2021.

In March 2020, the Chilean Central Bank announced the creation of two credit lines. The first line of credit is a facility available conditionally on loan growth (the “FCIC”) to ensure that banks continue to finance households and businesses in Chile, with maturities of up to 4 years. The second line of credit, the LCL, is unsecured and may have maturities of up to 2 years. See more details in Note N°17, letter a).

On May 29, 2020, Law No. 21,234, which limits the legal responsibility of holders or users of payment cards and electronic transactions in the event of loss, theft, or fraud, was published. The law establishes that the issuer will always be responsible for the evidence related to operations that the user denies having authorized. Just the operations’ record will not necessarily be enough to demonstrate that these were authorized by the user, nor that the user acted with fault or carelessness attributable to them. The issuer must proceed to cancel the charges or restitute the funds within a period of 5 business days from the date of the claim if the amount is less than 35 UF or 7 additional days for higher amounts. Additionally, issuers are prohibited from offering insurance covering risks that must be assumed by the issuer in accordance with the new law. As a result of the new law’s application, the Bank has shown a decrease in its recurring income from commissions associated with insurance collection or selling and has proceeded to reduce the maintenance fees for its account plans.

On June 9, 2020, the Law that regulates the financial portability of clients was published in the Official Gazette, and became effective 90 days after its publication (September 8, 2020). This Law’s main purpose is to facilitate the clients’ transfer between financial providers. The Bank adjusted its processes and controls to comply with the new Law.

e)	Subsidiaries

On March 20, 2020, Klare Corredora de Seguros S.A. was notified by the FMC about its registration in the Insurance Trade Registry as a General and Life Insurance Broker. Currently the company operates under a 100% digital Insurance Broker modality.

A Material Event published on July 6, 2020, Banco Santander Chile informed, prior authorization of the FMC through Resolution No. 3223 dated June 30 2020, that it had registered a new company named “Sociedad Operadora de Tarjeta de Pago Santander Getnet Chile S.A.”, whose purpose is to conduct operations of credit, debit and prepaid cards in accordance with the Chilean Central Bank and the FMC regulations. This is a banking support and subsidiary company of Banco Santander with a 99.99% share participation (Santander Asesorias Financieras Limitada has a 0.01% share participation).

A Material Event published on December 22, 2020, disclosed that “Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.” called for an Extraordinary Shareholders' Meeting for January 7, 2021. The purpose was to discuss the monetary contribution and the analysis and appraisal of the assets that shareholders will contribute, account for the operations in scope of Title XVI of Law 18,046, and other social interest agreements and granting powers to comply with the resolutions reached in this meeting.

On December 30, 2020, Banco Santander-Chile, made a capital contribution to “Sociedad Operadora de Tarjeta de Pago Santander Getnet Chile S.A.”.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 02

SIGNIFICANT EVENTS, continued

f)	Bonds issued at December 31, 2020

f.1 Senior bonds

As of December 31, 2020 the Bank has issued senior bonds for an amount of USD742,500,000. The debt issuance information is included in Note 18.

Series	Currency	Term (annual)	Issuance rate (annual)	Issuance date	Amount	Maturity date
Bonds USD	USD	5 years	2.70%	01-07-2020	750,000,000	01-07-2025
Total	USD				750,000,000

f.2 Subordinated bonds

As at December 31, 2020 the Bank has issued subordinated bonds for an amount of USD200,000,000 and UF5,000,000. The debt issuance information is included in Note 18.

Series	Currency	Term (annual)	Issuance rate (annual)	Issuance date	Amount	Maturity date
Bonds USD	USD	10 years	3.79%	01-21-2020	200,000,000	01-21-2030
Total	USD				200,000,000
USTDW20320	UF	15 years and 3 months	3.50%	03-01-2020	5,000,000	09-01-2035
Total	UF				5,000,000

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

Corporate & Investment Banking (CIB)

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 03

REPORTING SEGMENTS. CONTINUED

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

Below are the tables showing the Bank’s results by reporting segment for the years ended December 31, 2020, 2019 and 2018 in addition to the corresponding balances of loans and accounts receivable from customers:

		For the year ended December 31, 2020
	Loans and accounts receivable at amortized cost (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Expected credit losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	24,279,248	1,049,543	213,431	28,577	(317,050)	(596,464)	378,038
Middle-market	8,136,402	346,225	38,335	21,859	(109,999)	(91,132)	205,287
CIB	1,635,217	114,229	23,180	82,303	(51,097)	(72,715)	95,900
Other	289,026	83,851	(7,668)	17,058	(118)	(8,235)	84,888
Total	34,339,893	1,593,848	267,278	149,797	(478,264)	(768,546)	764,113

Other operating income							8,206
Other operating expenses and impairment							(78,444)
Income from investments in associates and other companies							1,388
Income tax expense							(142,533)
Result of continuing operations							552,730
Result of discontinued operations							-
Net income for the year							552,730

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 03

REPORTING SEGMENTS, continued

		For the year ended December 31, 2019
	Loans and accounts receivable at amortized cost (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Expected credit losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	22,926,377	960,361	230,627	28,426	(279,969)	(575,511)	363,934
Middle-market	8,093,496	298,587	38,712	13,535	(38,746)	(97,054)	215,034
CIB	1,603,633	98,154	29,103	94,761	223	(65,343)	156,898
Other	48,009	59,862	(11,356)	64,970	(4,819)	(11,953)	96,704
Total	32,671,515	1,416,964	287,086	201,692	(323,311)	(749,861)	832,570

Other operating income							13,001
Other operating expenses and impairment							(52,029)
Income from investments in associates and other companies							1,146
Income tax expense							(175,074)
Result of continuing operations							619,614
Result of discontinued operations							1,699
Net income for the year							621,313

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 03

REPORTING SEGMENTS, continued

		For the year ended December 31, 2018
	Loans and accounts receivable at amortized cost (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Expected credit losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	20,786,637	949,764	220,532	19,694	(287,739)	(553,157)	349,094
Middle-market	7,690,380	272,912	36,746	16,848	(26,314)	(92,377)	207,815
CIB	1,613,088	96,722	35,064	57,340	2,339	(64,913)	126,552
Other	123,310	94,970	(1,457)	11,200	(5,694)	(11,486)	87,533
Total	30,213,415	1,414,368	290,885	105,082	(317,408)	(721,933)	770,994

Other operating income							23,129
Other operating expenses and impairment							(32,381)
Income from investments in associates and other companies							1,325
Income tax expense							(167,144)
Result of continuing operations							595,923
Result of discontinued operations							3,770
Net income for the year							599,693

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

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 04

CASH AND CASH EQUIVALENTS

a)       The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Cash and deposits in banks
Cash	665,397	861,178
Deposits at the Central Bank of Chile	1,313,394	1,731,079
Deposits in local banks	1,571	948
Deposits in banks abroad	822,926	961,315
Subtotals – Cash and deposits in banks	2,803,288	3,554,520

Net cash items in process of collection	91,332	156,814

Cash and cash equivalents	2,894,620	3,711,334

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

b)       Cash in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions were as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	137,396	217,394
Funds receivable	315,567	137,668
Subtotal	452,963	355,062
Liabilities
Funds payable	361,631	198,248
Subtotal	361,631	198,248

Cash in process of collection, net	91,332	156,814

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 05

FINANCIAL ASSETS HELD FOR TRADING

The detail of instruments deemed as financial trading investments is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	419	1,952
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	131,827	268,252
Subtotal	132,246	270,204

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	-	-
Chilean corporate bonds	1,472	-
Other Chilean securities	-	-
Subtotal	1,472	-

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal		-

Investments in mutual funds
Funds managed by related entities	-	-
Funds managed by others	-	-
Subtotal	-	-

Total	133,718	270,204

As of December 31, 2020 and 2019, there were no trading investments sold under contracts to resell to clients or financial institutions.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	As of December 31, 2020 and 2019, the Bank does not have investment under resale agreements.

b)       Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2020 and 2019, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2020				2019
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities from Chilean Government and the Chilean Central Bank:
Chilean Central Bank Bonds	-	-	-	-	-	-	-	-
Chilean Central Bank Notes	461.961	-	-	461.961	-	-	-	-
Other securities from the Government and the Chilean Central Bank	507.448	-	-	507.448	379,891	33	-	379,924
Subtotal	969.409	-	-	969.409	379,891	33	-	379,924
Instruments from other domestic institutions:
Time deposits in Chilean financial institutions	399	-	-	399	127	4	-	131
Subtotal	399	-	-	399	127	4	-	131
Instruments from other foreign institutions:
Securities from Government or foreign Central Banks	-	-	-	-	-	-	-	-
Subtotal					-	-	-	-

Total	969,808	-	-	969,808	380,018	37	-	380,055

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

c) Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2020 and 2019, valued at fair value:

	As of December 31,
	2020			2019
	Debt instruments at FVOCI	Financial assets held for trading	Total	Debt instruments at FVOCI	Financial assets held for trading	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	-	-	-	-	-	-
Chilean Central Bank Notes	461,965	-	461,965	-	-	-
Other securities from the Government and the Chilean Central Bank	507,543	-	507,543	379,924	-	379,924
Subtotal	969,508	-	969,508	379,924	-	379,924
Other Chilean securities:
Time deposits in Chilean financial institutions	399	-	399	131	-	131
Subtotal	399	-	399	131	-	131
Instruments from other foreign institutions:
Securities from Government or foreign Central Banks	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-

Total	969,907		969,907	380,055	-	380,055

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2020 and 2019 the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2020
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Interest rate swaps	50,000	410,687	5,064,113	5,524,800	33,816	83,666
Cross currency swaps	317,400	601,987	5,634,700	6,554,087	294,562	178,529
Subtotal	367,400	1,012,674	10,698,813	12,078,887	328,378	262,195

Cash flow hedge derivatives
Currency forwards	2,121,326	503,280	601,582	3,226,188	2,985	3,556
Cross currency swaps	424,358	498,373	9,777,491	10,700,222	35,902	183,386
Subtotal	2,545,684	1,001,653	10,379,073	13,926,410	38,887	186,942

Trading derivatives
Currency forwards	22,729,787	12,175,074	8,215,576	43,120,437	1,085,327	1,158,904
Interest rate swaps	14,006,503	22,118,742	97,803,009	133,928,254	3,651,651	3,588,912
Cross currency swaps	6,719,065	15,138,056	138,352,345	160,209,466	3,921,440	3,819,446
Call currency options	129,339	31,641	57,581	218,561	1,527	909
Put currency options	112,145	16,173	58,276	186,594	4,875	1,352
Subtotal	43,696,839	49,479,686	244,486,787	337,663,312	8,664,820	8,569,523

Total	46,609,923	51,494,013	265,564,673	363,668,609	9,032,085	9,018,660

	As of December 31, 2019
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Interest rate swaps	381,638	317,610	1,847,138	2,546,386	39,460	34,264
Cross currency swaps	407,008	863,984	13,357,058	14,628,050	226,870	295,281
Subtotal	788,646	1,181,594	15,204,196	17,174,436	266,330	329,545

Cash flow hedge derivatives
Currency forwards	99,105	1,018,656	768,256	1,886,017	4,131	3,505
Cross currency swaps	2,266,907	1,938,222	10,848,233	15,053,362	106,413	43,183
Subtotal	2,366,012	2,956,878	11,616,489	16,939,379	110,544	46,688

Trading derivatives
Currency forwards	28,472,586	18,508,702	7,679,464	54,660,752	1,023,683	1,137,496
Interest rate swaps	16,678,487	40,892,909	89,109,046	146,680,442	2,465,235	2,270,686
Cross currency swaps	7,726,724	20,457,463	113,206,678	141,390,865	4,277,450	3,605,516
Call currency options	17,971	47,012	81,804	146,787	5,176	240
Put currency options	16,409	41,872	80,655	138,936	190	483
Subtotal	52,912,177	79,947,958	210,157,647	343,017,782	7,771,734	7,014,421

Total	56,066,835	84,086,430	236,978,332	377,131,597	8,148,608	7,390,654

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Micro-hedge accounting

Fair value micro-hedge

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. Those hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2020 and 2019, classified by term to maturity:

	As of December 31, 2020
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Debt instruments at FVOCI
Chilean sovereign bonds	10,687	10,687	138,044	249,440	408,858
Mortgage financing bonds	-	918	-	-	918
US Treasury bonds	-	-	178,118	-	178,118
Time deposits and other time liabilities
Time deposits	58,238	58,217	-	-	116,455
Issued debt instruments
Senior bonds	88,023	801,349	2,112,831	1,220,521	4,222,724
Subordinated bonds	-	-	249,363	142,494	391,857
Interbank borrowing
Chilean Central Bank loans	-	-	3,865,000	-	3,865,000
Total	156,948	871,171	6,543,356	1,612,455	9,183,930
Hedging instrument
Cross currency swaps	96,261	835,484	2,056,864	1,220,521	4,209,130
Interest rate swaps	60,687	35,687	4,486,492	391,934	4,974,800
Total	156,948	871,171	6,543,356	1,612,455	9,183,930

	As of December 31, 2019
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Debt instruments at FVOCI
Chilean sovereign bonds	-	-	5,605	394,690	400,295
Mortgage financing bonds	-	2,728	-	-	2,728
US Treasury bonds	-	-	149,474	37,369	186,843
Chilean Treasury bonds	-	289,369	-	-	289,369
Chilean Central Bank bonds	-	254,685	-	-	254,685
Time deposits and other time liabilities
Time deposits	685,259	281,921	225,515	-	1,192,695
Issued debt instruments
Senior bonds	651,681	1,133,698	2,253,892	3,324,100	7,363,371
Total	1,336,940	1,962,401	2,634,486	3,756,158	9,689,985
Hedging instrument
Cross currency swaps	637,692	1,602,401	2,229,407	3,324,099	7,793,599
Interest rate swaps	699,248	360,000	405,079	432,059	1,896,386
Total	1,336,940	1,962,401	2,634,486	3,756,158	9,689,985

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow micro-hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable interest rate. The inflation risk that arises in some items is covered by both forwards as well as cross currency swaps.

Below is the notional amount of the hedged items as of December 31, 2020 and 2019, and the period when the cash flows will be generated:

	As of December 31, 2020
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable at amortized cost
Mortgage loans	1,926,918	2,520,951	2,761,742	2,084,180	9,293,791
Debt instruments at FVOCI
Chilean sovereign bonds	-	-	42,532	-	42,532
Chilean Treasury bonds	-	175,875	891,791	196,428	1,264,094
Issued debt instruments
Senior bonds (variable rate)	167,430	-	-	-	167,430
Senior bonds (fixed rate)	1,125,253	610,385	643,700	415,865	2,795,203
Interbank borrowings
Interbank loans	327,736	35,624	-	-	363,360
Total	3,547,337	3,342,835	4,339,765	2,696,473	13,926,410
Hedging instrument
Cross currency swaps	922,731	2,741,253	4,339,765	2,696,473	10,700,222
Currency forwards	2,624,606	601,582	-	-	3,226,188
Total	3,547,337	3,342,835	4,339,765	2,696,473	13,926,410

	As of December 31, 2019
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable at amortized cost
Mortgage loans	3,334,734	1,505,595	1,995,156	3,136,962	9,972,447
Commercial loans	-	-	-	-	-
Debt instruments at FVOCI
Chilean sovereign bonds	-	-	-	-	-
Chilean Central Bank bonds	-	-	82,727	-	82,727
Time deposits	-	-	267,286	225,981	493,267
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	358,118	341,283	-	-	699,401
Senior bonds (fixed rate)	803,596	1,696,595	1,152,461	1,069,511	4,722,163
Interbank borrowings
Interbank loans	826,442	142,932	-	-	969,374
Total	5,322,890	3,686,405	3,497,630	4,432,454	16,939,379
Hedging instrument
Cross currency swaps	4,205,129	2,918,149	3,497,630	4,432,454	15,053,362
Currency forwards	1,117,761	768,256	-	-	1,886,017
Total	5,322,890	3,686,405	3,497,630	4,432,454	16,939,379

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Below is an estimate of the periods in which cash flows are expected to be produced:

b.1 Forecasted cash flows for interest rate risk:

	As of December 31, 2020
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	18,219	2,284	2,512	-	23,015
Outflows	(90,303)	(123,604)	(104,198)	(83,397)	(401,502)
Net flows	(72,084)	(121,320)	(101,686)	(83,397)	(378,487)

Hedging instrument
Inflows	90,303	123,604	104,198	83,397	401,502
Outflows (*)	(18,219)	(2,284)	(2,512)	-	(23,015)
Net flows	72,084	121,320	101,686	83,397	378,487

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2019
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	25,328	10,220	217	-	35,765
Outflows	(356,683)	(245,480)	(154,689)	(163,151)	(920,003)
Net flows	(331,355)	(235,260)	(154,472)	(163,151)	(884,238)

Hedging instrument
Inflows	356,683	245,480	154,689	163,151	920,003
Outflows (*)	(25,328)	(10,220)	(217)	-	(35,765)
Net flows	331,355	235,260	154,472	163,151	884,238

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

b.2 Forecasted cash flows for inflation risk:

	As of December 31, 2020
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	114,734	257,698	457,046	406,499	1,235,977
Outflows	(32,238)	(19,702)	(55,388)	(26,993)	(134,321)
Net flows	82,496	237,996	401,658	379,506	1,101,656

Hedging instrument
Inflows	32,238	19,702	55,388	26,993	134,321
Outflows	(114,734)	(257,698)	(457,046)	(406,499)	(1,235,977)
Net flows	(82,496)	(237,996)	(401,658)	(379,506)	(1,101,656)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2019
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	74,574	109,486	216,972	422,362	823,394
Outflows	(19,466)	(50,151)	(33,140)	(52,880)	(155,637)
Net flows	55,108	59,335	183,832	369,482	667,757

Hedging instrument
Inflows	19,466	50,151	33,140	52,880	155,637
Outflows	(74,574)	(109,486)	(216,972)	(422,362)	(823,394)
Net flows	(55,108)	(59,335)	(183,832)	(369,482)	(667,757)

b.3 Forecasted cash flows for exchange rate risk:

As of December 31, 2020 and 2019 the Bank has no forecasted cash flows for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges generated by hedge instruments used in hedged cash flow was recorded in the Consolidated Statements of Changes in Equity, within Other comprehensive income, as of December 31, 2020 and 2019, is as follows:

	As of December 31,
Hedged item	2020	2019
	MCh$	MCh$
Interbank loans	(962)	(1,872)
Issued debt instruments	(6,990)	(16,345)
Debt instruments at FVOCI	(25,833)	(2,905)
Loans and accounts receivable at amortized cost	(102,980)	(19,313)
Total	(136,765)	(40,435)

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that fluctuations of fair value attributable to risk components are almost completely offset.

During the current year, the Bank did not enter into any cash flow hedges relating to forecasted transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$

Bond hedging derivatives	(3,149)	(120)	-
Interbank loans hedging derivatives	1	(955)	(683)
Cash flow hedge net gain (loss)	(3,148)	(1,075)	(683)

See Note 23 - Equity, letter e)

e)	Net investment hedges in foreign operations

As of December 31, 2020 and 2019, the Bank does not have any foreign net investment hedges nor hedge accounting.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

f)	Fair value macro-hedges

	Notional amount
As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Loans and account receivable at amortized cost
Mortgage loans	823,126	786,352	-	735,479	2,344,957
Commercial loans	400,000	150,000	-	-	550,000
Total	1,223,126	936,352	-	735,479	2,894,957
Hedging instrument
Cross currency swaps	823,126	786,352	-	735,479	2,344,957
Interest rate swaps	400,000	150,000	-	-	550,000
Total	1,223,126	936,352	-	735,479	2,894,957

	Notional amount
As of December 31, 2019	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Loans and account receivable at amortized cost
Mortgage loans	633,300	1,189,037	1,545,239	3,466,875	6,834,451
Commercial loans	-	600,000	50,000	-	650,000
Total	633,300	1,789,037	1,595,239	3,466,875	7,484,451
Hedging instrument
Cross currency swaps	633,300	1,189,037	1,545,239	3,466,875	6,834,451
Interest rate swaps	-	600,000	50,000	-	650,000
Total	633,300	1,789,037	1,595,239	3,466,875	7,484,451

As of December 31, 2020 and 2019, Other Assets include MCh$327,938 and MCh$210,867 respectively, related to fair value measurement of net assets or liabilities subject to macrohedges. See Note 15.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST

As of December 31, 2020 the composition of the loan portfolio is as follows:

As of December 31, 2020	Assets before allowances				ECL allowance (*)				Net Assets
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Interbank loans	18,930	-	-	18,930	1	-	-	1	18,929
Commercial loans	11,453,377	1,285,770	751,471	13,490,618	60,987	87,295	349,864	498,146	12,992,472
Foreign trade loans	979,014	221,074	39,183	1,239,271	5,323	2,786	33,152	41,261	1,198,010
Checking accounts debtors	92,789	21,315	11,506	125,610	1,253	1,524	8,825	11,602	114,008
Factoring transactions	486,587	7,207	3,885	497,679	1,397	387	2,345	4,129	493,550
Student loans	49,768	4,905	8,707	63,380	1,551	714	6,533	8,798	54,582
Leasing transactions	1.015.298	267.062	72.797	1.355.157	7,377	14,934	37,376	59,687	1,295,470
Other loans and account receivable	163.035	10.973	22.536	196.544	2,643	2,127	16,678	21,448	175,096
Subtotal	14.258.798	1.818.306	910.085	16.987.189	80,532	109,767	454,773	645,072	16,342,117

Mortgage loans
Loans with mortgage finance bonds	6,859	546	404	7,809	16	11	57	84	7,725
Endorsable mortgage mutual loans	86,786	2,463	3,711	92,960	221	63	474	758	92,202
Other mortgage mutual loans	11,424,718	389,363	496,975	12,311,056	24,828	8,367	78,485	111,680	12,199,376
Subtotal	11,518,363	392,372	501,090	12,411,825	25,065	8,441	79,016	112,522	12,299,303

Consumer loans
Installment consumer loans	3,221,617	211,348	255,627	3,688,592	76,140	26,737	152,639	255,516	3,433,076
Credit card balances	1,097,680	20,380	7,848	1,125,908	10,781	4,141	5,037	19,959	1,105,949
Leasing transactions	2,956	139	26	3,121	29	22	16	67	3,054
Other consumer loans	116,910	4,728	1,620	123,258	1,875	832	950	3,657	119,601
Subtotal	4,439,163	236,595	265,121	4,940,879	88,825	31,732	158,642	279,199	4,661,680

Total	30,216,324	2,447,273	1,676,296	34,339,893	194,422	149,940	692,431	1,036,793	33,303,100

(*) Include overlays for an amount of MCh$59,000. See Note 37.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

As of December 31, 2019 the composition of the loan portfolio is as follows:

As of December 31, 2019	Assets before allowances				ECL allowance				Net Assets
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Interbank loans	14,852	-	-	14,852	1	-	-	1	14,851
Commercial loans (*)	10,179,002	870,028	659,157	11,708,187	41,296	41,734	301,094	384,124	11,324,063
Foreign trade loans	1,519,757	155,324	38,552	1,713,633	4,113	705	23,569	28,387	1,685,246
Checking accounts debtors	166,771	16,108	14,014	196,893	1,492	764	9,644	11,900	184,993
Factoring transactions	478,465	7,946	2,989	489,400	1,158	234	1,904	3,296	486,104
Student loans	57,206	5,942	8,125	71,273	1,774	1,950	5,595	9,319	61,954
Leasing transactions	1,184,765	178,556	61,541	1,424,862	5,415	8,270	30,960	44,645	1,380,217
Other loans and account receivable	201,805	11,163	30,257	243,225	2,178	2,287	20,432	24,897	218,328
Subtotal	13,802,623	1,245,067	814,635	15,862,325	57,427	55,944	393,198	506,569	15,355,756

Mortgage loans
Loans with mortgage finance bonds	10,774	744	780	12,298	13	21	103	137	12,161
Endorsable mortgage mutual loans	92,792	2,819	4,541	100,152	72	103	641	816	99,336
Other mortgage mutual loans	10,172,400	454,385	523,760	11,150,545	8,361	14,385	77,360	100,106	11,050,439
Subtotal	10,275,966	457,948	529,081	11,262,995	8,446	14,509	78,104	101,059	11,161,936

Consumer loans
Installment consumer loans	3,378,489	270,347	268,700	3,917,536	51,289	45,102	158,670	255,061	3,662,475
Credit card balances	1,341,734	17,668	18,308	1,377,710	12,507	4,894	9,936	27,337	1,350,373
Leasing transactions	3,569	303	80	3,952	56	30	36	122	3,830
Other consumer loans	239,255	4,400	3,342	246,997	3,544	782	1,621	5,947	241,050
Subtotal	4,963,047	292,718	290,430	5,546,195	67,396	50,808	170,263	288,467	5,257,728

Total	29,041,636	1,995,733	1,634,146	32,671,515	133,269	121,261	641,565	896,095	31,775,420

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

a.       Commercial loans

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2020, is as follows:

	Stage1		Stage2		Stage3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2020	10,208,264	3,594,359	1,004,967	240,100	401,007	413,628	15,862,325
Transfers:
Transfers from stage 1 to stage 2	(1,355,492)	(277,926)	1,355,492	277,926	-	-	-
Transfers from stage 1 to stage 3	(2,492)	(52,304)	-	-	2,492	52,304	-
Transfers from stage 2 to stage 3	-	-	(198,124)	(163,049)	198,124	163,049	-
Transfers from stage 2 to stage 1	239,349	162,768	(239,349)	(162,768)	-	-	-
Transfers from stage 3 to stage 2	-	-	4,022	117,446	(4,022)	(117,446)	-
Transfers from stage 3 to stage 1	-	138	-	-	-	(138)	-
Net changes of financial assets	676,413	1,056,882	(337,291)	(80,505)	(537)	(29,882)	1,285,080
Write-off	-	-	-	-	(66,989)	(101,548)	(168,537)
FX and other adjustments	(1,243)	10,082	(2)	(559)	(9)	52	8,321
At December 31, 2020	9,764,799	4,493,999	1,589,715	228,591	530,066	380,019	16,987,189

	Stage 1		Stage 2		Stage 3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2020	21,539	35,888	30,389	25,555	196,165	197,033	506,569
Transfers
Transfers to stage 2	(23,652)	(16,137)	50,253	48,464	-	-	58,928
Transfers to stage 3	(9)	(3,007)	-	-	1,089	22,152	20,225
Transfers to stage 3	-	-	(25,214)	(29,540)	73,885	55,645	74,776
Transfers to stage 1	2,919	4,921	(9,322)	(20,605)	-	-	(22,087)
Transfers to stage 2	-	-	943	4,424	(1,560)	(22,995)	(19,188)
Transfers to stage 1	-	5	-	-	-	(45)	(40)
Net changes of the exposure and modifications in credit risk	39,971	19,264	18,462	15,122	58,915	41,860	193,594
Write-off	-	-	-	-	(66,989)	(100,393)	(167,382)
FX and other adjustments	(1,179)	9	(59)	895	-	11	(323)
At December 31, 2020	39,589	40,943	65,452	44,315	261,505	193,268	645,072

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2019, is as follows:

	Stage1		Stage2		Stage3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2019(*)	9,695,837	3,644,407	867,783	235,239	386,929	387,265	15,217,460
Transfers:
Transfers from stage 1 to stage 2	(518,990)	(347,678)	518,990	347,678	-	-	-
Transfers from stage 1 to stage 3	-	(41,696)	-	-	-	41,696	-
Transfers from stage 2 to stage 3	-	-	(132,136)	(230,125)	132,136	230,125	-
Transfers from stage 2 to stage 1	158,935	159,009	(158,935)	(159,009)	-	-	-
Transfers from stage 3 to stage 2	-	-	11,229	120,293	(11,229)	(120,293)	-
Transfers from stage 3 to stage 1	-	1,134	-	-	-	(1,134)	-
Net changes of financial assets	542,311	415,524	(119,884)	(68,960)	(24,788)	(31,945)	712,258
Write-off	-	-	-	-	(83,845)	(94,004)	(177,849)
FX and other adjustments	330,171	(236,341)	17,920	(5,016)	1,804	1,918	110,456
At December 31, 2019	10,208,264	3,594,359	1,004,967	240,100	401,007	413,628	15,862,325

	Stage 1		Stage 2		Stage 3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2019(*)	30,189	44,104	31,066	24,945	198,115	179,771	508,190
Transfers
Transfers to stage 2	(7,786)	(20,058)	17,237	68,705	-	-	58,098
Transfers to stage 3	-	(2,666)	-	-	-	16,087	13,421
Transfers to stage 3	-	-	(8,567)	(42,601)	44,203	71,200	64,235
Transfers to stage 1	1,576	4,838	(7,525)	(22,278)	-	-	(23,389)
Transfers to stage 2	-	-	685	9,667	(3,867)	(27,482)	(20,997)
Transfers to stage 1	-	88	-	-	-	(242)	(154)
Net changes of the exposure and modifications in credit risk	(6,948)	14,199	(3,151)	(12,533)	41,365	54,962	87,894
Write-off	-	-	-	-	(83,844)	(94,014)	(177,858)
FX and other adjustments	4,508	(4,617)	644	(350)	193	(3,249)	(2,871)
At December 31, 2019	21,539	35,888	30,389	25,555	196,165	197,033	506,569

(*) Include loans and ECL balances of the acquired Santander Consumer Chile S.A.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

b.       Mortgage loans

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2020, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2020	10,275,966	457,948	529,081	11,262,995
Transfers:
Transfers from stage 1 to stage 2	(248,167)	248,167	-	-
Transfers from stage 1 to stage 3	(53,621)	-	53,621	-
Transfers from stage 2 to stage 3	-	(215,547)	215,547	-
Transfers from stage 2 to stage 1	321,954	(321,954)	-	-
Transfers from stage 3 to stage 2	-	248,635	(248,635)	-
Transfers from stage 3 to stage 1	463	-	(463)	-
Net changes of financial assets	1,221,898	(25,440)	(22,147)	1,174,311
Write-off	-	-	(25,831)	(25,831)
FX and other adjustments	(130)	563	(83)	350
At December 31, 2020	11,518,363	392,372	501,090	12,411,825

	Stage 1	Stage 2	Stage 3	TOTAL
	Collective	Collective	Collective
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2020	8,446	14,509	78,104	101,059
Transfers
Transfers from stage 1 to stage 2	(5,250)	12,502	-	7,252
Transfers from stage 1 to stage 3	(472)	-	4,548	4,076
Transfers from stage 2 to stage 3	-	(8,923)	20,034	11,111
Transfers from stage 2 to stage 1	3,187	(13,912)	-	(10,725)
Transfers from stage 3 to stage 2	-	7,033	(28,146)	(21,113)
Transfers from stage 3 to stage 1	2	-	(37)	(35)
Net changes of the exposure and modifications in credit risk	19,162	(2,791)	30,352	46,723
Write-off	-	-	(25,831)	(25,831)
FX and other adjustments	(10)	23	(8)	5
At December 31, 2020	25,065	8,441	79,016	112,522

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST , continued

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2019, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2019	9,258,962	447,496	444,523	10,150,981
Transfers:
Transfers from stage 1 to stage 2	(481,646)	481,646	-	-
Transfers from stage 1 to stage 3	(60,329)	-	60,329	-
Transfers from stage 2 to stage 3	-	(333,706)	333,706	-
Transfers from stage 2 to stage 1	361,293	(361,293)	-	-
Transfers from stage 3 to stage 2	-	250,896	(250,896)	-
Transfers from stage 3 to stage 1	2,338	-	(2,338)	-
Net changes of financial assets	1,131,941	(35,200)	(24,539)	1,072,202
Write-off	-	-	(34,184)	(34,184)
FX and other adjustments	63,407	8,109	2,480	73,996
At December 31, 2019	10,275,966	457,948	529,081	11,262,995

	Stage 1	Stage 2	Stage 3	TOTAL
	Collective	Collective	Collective
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2019	9,006	15,102	67,162	91,270
Transfers
Transfers from stage 1 to stage 2	(3,318)	20,509	-	17,191
Transfers from stage 1 to stage 3	(311)	-	5,994	5,683
Transfers from stage 2 to stage 3	-	(12,598)	31,654	19,056
Transfers from stage 2 to stage 1	1,374	(13,849)	-	(12,475)
Transfers from stage 3 to stage 2	-	8,341	(29,303)	(20,962)
Transfers from stage 3 to stage 1	6	-	(193)	(187)
Net changes of the exposure and modifications in credit risk	1,655	(3,054)	32,561	31,162
Write-off	-	-	(34,184)	(34,184)
FX and other adjustments	34	58	4,413	4,505
At December 31, 2019	8,446	14,509	78,104	101,059

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED, continued

c.       Consumer loans

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2020, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2020	4,963,047	292,718	290,430	5,546,195
Transfers:
Transfers from stage 1 to stage 2	(410,942)	410,942	-	-
Transfers from stage 1 to stage 3	(16,962)	-	16,962	-
Transfers from stage 2 to stage 3	-	(223,169)	223,169	-
Transfers from stage 2 to stage 1	238,800	(238,800)	-	-
Transfers from stage 3 to stage 2	-	57,574	(57,574)	-
Transfers from stage 3 to stage 1	2,225	-	(2,225)	-
Net changes of financial assets	(337,006)	(62,658)	13,765	(385,899)
Write-off	-	-	(219,402)	(219,402)
FX and other adjustments	1	(12)	(4)	(15)
At December 31, 2020	4,439,163	236,595	265,121	4,940,879

	Stage 1	Stage 2	Stage 3	TOTAL
	Collective	Collective	Collective
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2020	67,396	50,808	170,263	288,467
Transfers:
Transfers from stage 1 to stage 2	(36,422)	95,850	-	59,428
Transfers from stage 1 to stage 3	(1,484)	-	9,061	7,577
Transfers from stage 2 to stage 3	-	(75,229)	108,792	33,563
Transfers from stage 2 to stage 1	13,589	(41,928)	-	(28,339)
Transfers from stage 3 to stage 2	-	10,162	(28,649)	(18,487)
Transfers from stage 3 to stage 1	254	-	(865)	(611)
Net changes of the exposure and modifications in the credit risk	45,492	(7,926)	104,328	141,894
Write-off	-	-	(204,286)	(204,286)
FX and other adjustments	-	(5)	(2)	(7)
At December 31, 2019	88,825	31,732	158,642	279,199

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED, continued

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2019, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2019(*)	4,727,464	295,132	300,193	5,322,789
Transfers:
Transfers from stage 1 to stage 2	(358,403)	358,403	-	-
Transfers from stage 1 to stage 3	(25,210)	-	25,210	-
Transfers from stage 2 to stage 3	-	(248,494)	248,494	-
Transfers from stage 2 to stage 1	130,611	(130,611)	-	-
Transfers from stage 3 to stage 2	-	56,489	(56,489)	-
Transfers from stage 3 to stage 1	514	-	(514)	-
Net changes of financial assets	430,777	(45,093)	(3,605)	382,079
Write-off	-	-	(223,919)	(223,919)
FX and other adjustments	57,294	6,892	1,060	65,246
At December 31, 2019	4,963,047	292,718	290,430	5,546,195

	Stage 1	Stage 2	Stage 3	TOTAL
	Collective	Collective	Collective
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2019 (*)	75,495	60,467	165,052	301,014
Transfers
Transfers to stage 2	(28,717)	109,916	-	81,199
Transfers to stage 3	(1,633)	-	11,699	10,066
Transfers to stage 3	-	(78,909)	111,334	32,425
Transfers to stage 1	7,941	(32,506)	-	(24,565)
Transfers to stage 2	-	17,002	(31,914)	(14,912)
Transfers to stage 1	47	-	(233)	(186)
Net changes of the exposure and modifications in the credit risk	15,641	(25,712)	135,298	125,227
Write-off	-	-	(223,919)	(223,919)
FX and other adjustments	(1,378)	550	2,946	2,118
At December 31, 2019	67,396	50,808	170,263	288,467

(*) Include loans and ECL balances of the acquired Santander Consumer Chile S.A.

For 2020, there were no changes in forward-looking variables. However, on April 2020, the Bank completed a calibration of parameters, in accordance with internal policies, resulting in an increase of MCh$2,066 within the expected credit losses allowance.

For 2019, there were no changes to the assumptions used within the model. However, the Bank completed an update of the 2018 forward-looking assessment, resulting in an increase of MCh$6,998 within the provision for loan losses.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The Bank has decided to classify a portfolio at fair value through other comprehensive income (FVOCI) related to loans and account receivable with its major customer, when they request a credit operation which exceeds single client exposure under the Bank's credit risk policy. The risk committee approved the operation with the condition to sell a portion of the loan in the medium term, and meanwhile the Bank is looking for a buyer the portion is classified into this category.

Additionally, the Bank includes operations which are expecting to sell or maintain, depending if market conditions are favorable, these loans are classified into this category according to management business model.

This portfolio is initially measured at amortized cost and afterward is adjusted at fair value, recognizing the adjustment in other comprehensive income, while the Bank do not sell the loan. The portfolio is assessed for impairment loss under the new ECL model, same as loans at amortized cost.

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as of December 31, 2020 is as follows:

	Stage1	Stage2	Stage3	TOTAL
	Individual	Individual	Individual
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2020	66,166	-	-	66,166
Transfers
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Net changes on financial assets	3,857	-	-	3,857
Write-off	-	-	-	-
FX and other adjustments	662	-	-	662
At December 31, 2020	70,685	-	-	70,685

	Stage 1	Stage 2	Stage 3	TOTAL
	Individual	Individual	Individual
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2020	101	-	-	101
Transfers
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Net changes of the exposure and modifications in the credit risk	1,252	-	-	1,252
Write-off	-	-	-	-
FX and other adjustments	1	-	-	1
At December 31, 2020	1,354			1,354

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as of December 31, 2019 is as follows:

	Stage1	Stage2	Stage3	TOTAL
	Individual	Individual	Individual
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2019	63,745	4,949	-	68,694
Transfers
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Net changes on financial assets	1,428	(4,914)	-	(3,486)
Write-off	-	-	-	-
FX and other adjustments	993	(35)	-	958
At December 31, 2019	66,166	-	-	66,166

	Stage 1	Stage 2	Stage 3	TOTAL
	Individual	Individual	Individual
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2019	88	18	-	106
Transfers
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Net changes of the exposure and modifications in the credit risk	65	(18)	-	47
Write-off	-	-	-	-
FX and other adjustments	(52)	-	-	(52)
At December 31, 2019	101	-	-	101

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 10

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

As of December 31, 2020 and 2019 detail of debt instruments is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Chilean central bank and government securities
Chilean central bank bonds	-	272,802
Chilean central bank notes	1,008,450	1,186,724
Other Chilean central bank and government securities (*)	5,344,910	1,908,031
Subtotal	6,353,360	3,367,557
of which sold under repurchase agreement	969,508	379,294
Other Chilean securities
Time deposits in Chilean financial institutions	492	398
Mortgage finance bonds of Chilean financial institutions	14,022	16,748
Other instruments issued in the country	2,217	2,410
Subtotal	16,731	19,556
of which sold under repurchase agreement	399	131
Foreign financial securities
Foreign Central Banks and Government securities	269,803	197,685
Other foreign financial securities	522,648	425,474
Subtotal	792,451	623,159
of which sold under repurchase agreement	-	-
Total	7,162,542	4,010,272

(*) Includes Treasury bonds in Chilean pesos and UF.

The Bank holds instruments, belonging to "Chilean central bank and government securities", which guarantee derivatives transactions through Comder Contraparte Central S,A, in the local market as of December 31, 2020 and 2019 for an amount of Ch$158,600 and Ch$65,140, while "Foreign financial securities" guarantee derivatives transactions through London Clearing House (LCH) as of December 31, 2020 and 2019 Ch$67,685 and Ch$73,109. Additionally, the Bank maintains guarantees with Euroclear as of December 31, 2020 and 2019 Ch$258,183 and Ch$390,954 to comply with the initial margin required by European EMIR standard.

As of December 31, 2020 debt instruments at FVOCI included a cumulative net unrealized income of MCh$102,855, recorded as "valuation adjustment" in OCI, of which MCh$101,696 is attributable to shareholders equity and MCh$1,159 to non-controlling interest.

As of December 31, 2019 debt instruments at FVOCI included a cumulative net unrealized income of MCh$29,184, recorded as "valuation adjustment" in OCI, of which MCh$28,135 are attributable to shareholders equity and MCh$1,049 to non-controlling interest.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 10

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

An analysis of changes in the fair value and the corresponding ECL as of December 31, 2020 is as follows:

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
Gross carrying amount at January 1, 2020	4,010,272	-	-	4,010,272
New assets purchased	14,708,776	-	-	14,708,776
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognized or matured (excluding write-off)	(11,440,253)	-	-	(11,440,253)
Changes due to modifications not derecognized	100,401	-	-	100,401
Other adjustments	(216,654)	-	-	(216,654)
At December 31, 2020	7,162,542	-	-	7,162,542

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
ECL at January 1, 2020	456	-	-	456
New assets purchased	1,965	-	-	1,965
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognized or matured (excluding write-off)	(1,501)	-	-	(1,501)
Changes due to modifications not derecognized	219	-	-	219
Write-off	-	-	-	-
Other adjustments	(1)	-	-	(1)
At December 31, 2020	1,138	-	-	1,138

An analysis of changes in the fair value and the corresponding ECL as of December 31, 2019 is as follows:

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
Gross carrying amount at January 1, 2019	2,394,323	-	-	2,394,323
New assets purchased	7,573,665	-	-	7,573,665
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognized or matured (excluding write-off)	(5,694,456)			(5,694,456)
Changes due to modifications not derecognized	394,648	-	-	2,273,857
Write-off	-	-	-	-
Other adjustments	(657,908)	-	-	(657,908)
At December 31, 2019	4,010,272	-	-	4,010,272

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
ECL at January 1, 2019	258	-	-	258
New assets purchased	816	-	-	816
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognized or matured (excluding write-off)	(614)	-	-	(614)
Changes due to modifications not derecognized	67	-	-	67
Write-off	-	-	-	-
Other adjustments	(71)	-	-	(71)
At December 31, 2019	456	-	-	456

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 10

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2020, 2019 and 2018 is as follows:

	As of December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$
Sale of available for sale investments generating realized profits	3,696,791	5,781,636	3,505,266
Realized profits	82,925	63,828	8,802
Sale of available for sale investments generating realized losses	379,046	607,349	709,371
Realized losses	2,246	156	6,004

The Bank evaluated those instruments with unrealized losses as of December 31, 2020 and 2019 and concluded they were not impaired. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no significant or prolonged declines nor changes in credit risk which would cause impairment in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2020 and 2019, were not in a continuing unrealized loss position for more than one year.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 10

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The following charts show debt instruments at fair value through other comprehensive income cumulative unrealized profit and loss, as of December 31, 2020:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank Bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean central bank notes	1,008,450	1,008,450	-	-	-	-	-	-	1,008,450	1,008,450	-	-
Other Chilean central bank and government securities	5,288,189	5,344,910	96,180	(36,739)	-	-	-	-	5,288,189	5,344,910	96,180	(36,739)
Subtotal	6,296,639	6,353,360	96,180	(36,739)	-	-	-	-	6,296,639	6,353,360	96,180	(36,739)

Other Chilean securities
Time deposits in Chilean financial institutions	299	299	-	-	-	-	-	-	299	299	-	-
Mortgage finance bonds of Chilean financial institutions	13,293	14,022	729	-	-	-	-	-	13,293	14,022	729	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	305	2,410	2,105	-	-	-	-	-	305	2,410	2,105	-
Subtotal	13,897	16,731	2,834	-	-	-	-	-	13,897	16,731	2,834	-

Foreign financial securities
Foreign central banks and government securities	269,477	269,803	20,267	(19,941)	-	-	-	-	269,477	269,803	20,267	(19,941)
Other foreign financial securities	482,394	522,648	40,254	-	-	-	-	-	482,394	522,648	40,254	-
Subtotal	751,871	792,451	60,521	(19,941)	-	-	-	-	751,871	792,451	60,521	(19,941)

Total	7,062,407	7,162,542	159,535	(56,680)	-	-	-	-	7,062,407	7,162,542	159,535	(56,680)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 10

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 11

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)	Investments in associates and other, are shown in the following table:

				Investment
	Ownership interest As of December 31,			Carrying value As of December 31,			Profit and loss As of December 31,
	2020%	2019%	2018%	2020 MCh$	2019 MCh$	2018 MCh$	2020 MCh$	2019 MCh$	2018 MCh$
Redbanc S.A. (*)	-	-	33,43	-	-	2,822	-	-	-
Transbank S.A. (*)	-	-	25,00	-	-	17,651	-	-	-
Centro de Compensación Automatizado S.A.	33,33	33,33	33,33	2,788	2,184	1,894	603	293	305
Sociedad Interbancaria de Depósito de Valores S.A.	29,29	29,29	29,29	1,633	1,485	1,233	302	252	223
Cámara de Compensación de Alto Valor S.A.	15,00	15,00	15,00	971	958	945	28	29	58
Administrador Financiero del Transantiago S.A.	20,00	20,00	20,00	3,476	3,986	3,680	337	390	582
Sociedad Nexus S.A. (*)	-	-	12,90	-	-	2,279	-	-	-
Servicios de Infraestructura de Mercado OTC S.A.	12,07	12,07	12,48	1,528	1,556	1,491	(24)	60	57
Subtotal				10,396	10,169	31,995	1,246	1,024	1,225
Shares or rights in other companies
Bladex				-	-	-	-	13	19
Stock Exchanges				-	-	-	142	109	148
Others				-	8	8	-	-	(67)
Total				10,396	10,177	32,003	1,388	1,146	1,325
(*)	The Bank has entered into a process of selling the shares in Redbanc S.A., Transbank S.A. and Nexus SA, therefore, the treatment established in IFRS 5 “Non-current assets held for sale and discontinued operations” has been applied, on the participation of said companies, which is described in Note 1 v) and Note 38.

As described in Note 1 g), the Bank has irrevocably designated its participation in Bladex and Stock exchanges at fair value through other comprehensive income (FVOCI). Related dividends are recognized in the income statements under "Income from investments in associates and other companies". The fair value of these equity investments is as follows:

	December 31,
	2020	2019
	MCh$	MCh$
Bladex	310	328
Stock exchange	228	154
Others	10	-
Total	548	482

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 11

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

b)	Summary of financial information of associates as of and for the years ended December 31, 2020, 2019 and 2018:

As of December 31,
	2020				2019				2018
				Net income				Net income				Net income
	Assets	Liabilities	Equity		Assets	Liabilities	Equity		Assets	Liabilities	Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Redbanc S.A.	-	-	-	-	23,413	14,106	8,441	866	20,825	12,469	7,505	851
Transbank S.A.	-	-	-	-	1,217,448	1,133,441	70,605	13,402	904,558	835,200	56,888	12,470
Centro de Compensación Automatizado S.A.	11,134	2,953	6,371	1,810	8,550	1,998	5,671	881	7,073	1,480	4,677	916
Sociedad Interbancaria de Depósito de Valores S.A.	5,840	314	4,496	1,030	5,074	4	4,209	861	4,392	230	3,400	762
Cámara de Compensación de Alto Valor S.A.	7,158	722	6,246	190	7,372	986	6,193	193	6,728	622	5,722	384
Administrador Financiero del Transantiago S.A.	49,841	30,670	17,227	1,944	54,712	34,787	17,978	1,947	55,818	37,419	15,490	2,909
Sociedad Nexus S.A.	-	-	-	-	31,147	13,471	17,660	16	35,139	18,335	13,955	2,849
Servicios de Infraestructura de Mercado OTC S.A.	14,480	2,232	12,441	(193)	15,152	2,682	11,993	477	25,273	13,313	11,506	454
Total	88,453	36,891	46,781	4,781	1,362,868	1,201,475	142,750	18,643	1,059,806	919,068	119,143	21,595
c)	Restrictions over the ability of associated companies to transfer funds to investors.

There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends, refund of loans, or advance payments to the Bank.

d)	Activity with respect to investments in other companies in 2020, 2019 and 2018 is as follows:

	As of December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$

Opening balance as of January 1,	10,177	32,003	27,585
Acquisition of investments		-	-
Sale of investments	(20)	-	-
Participation in income	1,388	1,146	1,325
Dividends received	(508)	(130)	(38)
Other adjustments (*)	(641)	(22,842)	3,131

Total	10,396	10,177	32,003

(*) The Bank has entered into a process of selling the shares in Redbanc S.A., Transbank S.A. and Nexus SA, Thus, these investments have been reclassified to held for sale and presented under Other assets in the Consolidated Statement of Financial Position. As of December 31, 2020, only Nexus has been sold. Additionally, includes MTM over equity share investment of our subsidiaries.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 12

INTANGIBLE ASSETS

a.	As of December 31, 2020 and 2019, the composition of intangible assets is as follows:

			As of December 31, 2020
	Average remaining useful life	Net opening balance as of January 1, 2020	Gross balance	Accumulated amortization	Net balance
		MCh$	MCh$	MCh$	MCh$

Licenses	-	-	35,997	(35,997)	-
Software development	2	73,389	248,537	(166,000)	82,537

Total		73,389	284,534	(201,997)	82,537

			As of December 31, 2019
	Average remaining useful life	Net opening balance as of January 1, 2019	Gross balance	Accumulated amortization	Net balance
		MCh$	MCh$	MCh$	MCh$

Licenses	-	82	35,997	(35,997)	-
Software development	2	66,841	214,005	(140,616)	73,389

Total		66,923	250,002	(176,613)	73,389

b.	The changes in the value of intangible assets during the periods ended December 31, 2020 and December 31, 2019 is as follows:

b.1 Gross balance

Gross balances	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2020	35,997	214,005	250,002
Acquisitions	-	35,170	35,170
Disposals and impairment	-	(638)	(638)
Other	-	-	-
Balances as of December 31, 2020	35,997	248,537	284,534

Balances as of January 1, 2019	37,224	181,191	218,415
Acquisitions	-	32,860	32,860
Disposals and impairment	(1,227)	-	(1,227)
Other	-	(46)	(46)
Balances as of December 31, 2019	35,997	214,005	250,002

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 12

INTANGIBLE ASSETS, continued

b.2	Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(35,997)	(140,616)	(176,613)
Year’s amortization	-	(25,384)	(25,384)
Other changes	-	-	-
Balances as of December 31, 2020	(35,997)	(166,000)	201,997

Balances as of January 1, 2019	(37,142)	(114,350)	(151,492)
Year’s amortization	(82)	(26,266)	(26,348)
Other changes	1,227	-	1,227
Balances as of December 31, 2019	(35,997)	(140,616)	(176,613)

c.	The Bank has no restriction on intangible assets as of December 31, 2020 and 2019. Additionally, intangible assets have not been pledged as guarantee for fulfillment of financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 13

FIXED ASSETS AND RIGHT OF USE ASSETS AND LEASE LIABILITY

a.	As of December 31, 2020 and 2019, the composition of property, plant, and equipment balances are composed as follows:

		As of December 31, 2020
	Net opening balance as of January 1, 2020	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	173,061	308,499	(140,805)	167,694
Equipment	55,494	243,084	(190,636)	52,448
Other	22,206	75,159	(54,447)	20,712
Total	250,761	626,742	(385,888)	240,854

		As of December 31, 2019
	Net opening balance as of January 1, 2019	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	174,758	302,405	(129,344)	173,061
Equipment	56,865	219,600	(164,106)	55,494
Other	21,963	69,758	(47,552)	22,206
Total	253,586	591,763	(341,002)	250,761

b.	The changes in the value of property, plant, and equipment as of December 31, 2020 and 2019 is as follows:

b.1 Gross balance

2020	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	302,405	219,600	69,758	591,763
Additions	17,790	25,233	7,500	50,523
Disposals	(11,696)	(1,749)	(2,099)	(15,544)
Impairment due to damage (*)	-	-	-	-
Other	-	-	-	-
Balances as of December 31, 2020	308,499	243,084	75,159	626,742

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 13

FIXED ASSETS AND RIGHT OF USE ASSETS AND LEASE LIABILITY, continued

2019	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	289,568	192,328	62,156	544,052
Additions	16,486	33,302	7,602	57,390
Disposals	(2,636)	(6,030)	-	(8,666)
Impairment due to damage	(1,013)	-	-	(1,013)
Other	-	-	-	-
Balances as of December 31, 2019	302,405	219,600	69,758	591,763

(*)    Banco Santander-Chile has recognized in its consolidated financial statements as of December 31, 2019 impairment of $1,013 million, due to the effects of social unrest in the country. See Note 32.

b.2 Accumulated depreciation

2020	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(129,344)	(164,106)	(47,552)	(341,002)
Depreciation charges in the period	(19,026)	(28,370)	(8,915)	(56,311)
Sales and disposals in the period	12,381	1,840	2,020	16,241
Other	(4,816)	-	-	(4,816)
Balances as of December 31, 2020	(140,805)	(190,636)	(54,447)	(385,888)

2019	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	(114,810)	(135,463)	(40,193)	(298,472)
Depreciation charges in the period	(16,018)	(29,968)	(6,869)	(52,855)
Sales and disposals in the period	9,490	1,325	-	10,815
Other	-	-	(490)	(490)
Balances as of December 31, 2019	(121,338)	(164,106)	(47,552)	(332,996)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 13

FIXED ASSETS AND RIGHT OF USE ASSETS AND LEASE LIABILITY, continued

c.	The composition of the right of use assets as of December 31, 2020 and 2019 is as follows:

		As of December 31, 2020
2020	Opening balances as of January 1, 2019	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Land and building	157,572	197,573	(49,576)	147,997
Other	-	-	-	-
Total	157,572	197,573	(49,576)	147,997

		As of December 31, 2019
2019	First application balance as of January 1, 2019	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Land and building	154,284	182,910	(25,338)	157,572
Other	-	-	-	-
Total	154,284	182,910	(25,338)	157,572
d.	The movement of the right of use assets under lease during the 2020 and 2019 period, is as follows:

d.1 Gross balance

2020	Land and building	Other	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2020	182,910	-	182,910
Additions	24,136	-	24,136
Disposals	(9,473)	-	(9,473)
Impairment	-	-	-
Other	-	-	-
Balances as of December 31, 2020	197,573	-	197,573

2019	Land and building	Other	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2019	154,284	-	154,284
Additions	48,008	-	48,008
Disposals	(17,669)	-	(17,669)
Impairment	(1,713)	-	(1,713)
Other	-	-	-
Balances as of December 31, 2019	182,910	-	182,910

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 13

FIXED ASSETS AND RIGHT OF USE ASSETS AND LEASE LIABILITY, continued

d.2 Accumulated amortization

2020	Land and building	Other	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2020	(25,338)	-	(25,338)
Amortization for the period	(27,731)	-	(27,731)
Sales and disposals during the period	3,496	-	3,496
Transfers	-	-	-
Others	(3)	-	(3)
Balances as of December 31, 2020	(49,576)	-	(49,576)

2019	Land and building	Other	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2019	-	-	-
Amortization for the period	(26,889)	-	(26,889)
Sales and disposals during the period	1,551	-	1,551
Transfers	-	-	-
Others	-	-	-
Balances as of December 31, 2019	(25,338)	-	(25,338)

e.	Lease liability:

As of December 31, 2020 and 2019, the composition of lease liability balances are composed as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Lease liability	149,585	158,494
Total	149,585	158,494

An explanation of the difference between operating lease commitment under IAS 17 at December 31, 2018 and initial application of IFRS 16 as of January 1, 2019 is as follows:

MCh$
Operating lease commitments as at December 31, 2018	173,602

Discounted using the lessee´s incremental borrowing rate of at the date of initial application	14,726
Lease liabilities recognized due to IFRS 16 implementation	139,558
Lease liability recognized as at January 1, 2019	154,284

f.	Expenses associated with assets for the right of use leased assets and lease liability

	As of December 31,
	2020	2019
	MCh$	MCh$
Depreciation	27,731	26,889
Interests	2,651	2,965
Short term lease	1,625	4,177
Total	32,007	34,031

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 13

FIXED ASSETS AND RIGHT OF USE ASSETS AND LEASE LIABILITY, continued

g.	As of December 31, 2020 and 2019, the maturity level of the lease liability, according to their contractual maturity is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Due within 1 year	25,526	26,061
Due after 1 year but within 2 years	23,461	24,311
Due after 2 years but within 3 years	21,472	21,667
Due after 3 years but within 4 years	19,343	19,411
Due after 4 years but within 5 years	16,336	16,982
Due after 5 years	43,447	50,062
Total	149,585	158,494

h.	Operational leases – lessor

As of December 31, 2020 and 2019, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Due within 1 year	740	603
Due after 1 year but within 2 years	1,015	598
Due after 2 years but within 3 years	736	500
Due after 3 years but within 4 years	639	498
Due after 4 years but within 5 years	448	412
Due after 5 years	1,283	1,563
Total	4,861	4,174

i.	As of December 31, 2020 and 2019, the Bank has no financial leases which cannot be unilaterally rescinded.

j.	The Bank has no restriction on property, plant and equipment as of December 31, 2020 and 2019. Additionally, the property, plant and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 14

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of December 31, 2020 and 2019, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation, This amount is recorded net of recoverable taxes, and is shown as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)		(11,648)
Current tax liabilities	12,977	-

Total tax payable (recoverable)	12,977	(11,648)

(Assets) liabilities current taxes detail (net)
Income tax, tax rate	174,205	153,424
Minus:
Provisional monthly payments	(157.648)	(159,943)
Credit for training expenses	(2.137)	(2,145)
Grant credits	(1.360)	(1,149)
Other	(83)	(1,835)
Total tax payable	12,977	(11,648)

b)       Effect on income

The effect of income tax expense on income for the years ended December 31, 2020, 2019 and 2018 is comprised of the following items:

	As of December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$

Income tax expense
Current tax	174,205	153,424	196,527

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(28,465)	37,432	(25,517)
Valuation provision	-	-	(56)
Subtotals	145,740	190,856	170,954
Tax for rejected expenses (Article No21)	1,354	927	1,110
Other	(4,561)	(16,709)	(4,920)
Net charges for income tax expense	142,533	175,074	167,144

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 14

CURRENT AND DEFERRED TAXES, continued

c)       Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2020, 2019 and 2018, is as follows:

	For the year ended,
	2020		2019		2018
	Tax rate	Amount	Tax rate	Amount	Tax rate	Amount

	%	MCh$	%	MCh$	%	MCh$

Tax calculated over profit before tax	27.00	187,721	27.00	214,566	27.00	207,046
Price level restatement for tax purposes (1)	(6.15)	(42,730)	(6.33)	(50,297)	(5.15)	(39,494)
Single penalty tax (rejected expenses)	0.19	1,354	0.12	927	0.14	1,110
Other	(0.55)	(3,812)	1.24	9,878	(0.20)	(1,518)
Effective tax rates and expenses for income tax	20.50	142,533	22.03	175,074	21.79	167,144

(1) Mainly corresponds to the permanent differences originated from the Own Tax Monetary Correction and the effect of the bonds received to article 104 of LIR.

d)       Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the years ended December 31, 2020 and 2019:

	As of December 31,
	2020	2019
	MCh$	MCh$
Deferred tax assets
Debt instruments at FVOCI	14,907	8,074
Cash flow hedges	36,927	10,918
Total deferred tax assets recognized through other comprehensive income	51,834	18,992

Deferred tax liabilities
Debt instruments at FVOCI	(42,371)	(15,830)
Cash flow hedges	-	-
Total deferred tax liabilities recognized through other comprehensive income	(42,371)	(15,830)

Net deferred tax balances in equity	9,463	3,162

Deferred taxes in equity attributable to shareholders of the Bank	9,776	3,444
Deferred tax in equity attributable to non-controlling interests	(313)	(282)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 14

CURRENT AND DEFERRED TAXES, continued

e)       Effect of deferred taxes on income

As of December 31, 2020 and 2019, the Bank has recorded effects for deferred taxes in the financial statements:

	As of December 31,
	2020	2019
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	8,166	9,531
Extraordinary charge-offs	17,705	15,325
Assets received in lieu of payment	1,425	1,214
Exchange rate adjustments	89	-
Property, plant and equipment valuation	- -	6,381
Allowance for loan losses	238,670	188,956
Provision for expenses	101,321	89,098
Leased assets	89,458	116,226
Subsidiaries tax losses	7,394	5,416
Right of use assets	428	249
Total deferred tax assets	464,656	432,396

Deferred tax liabilities
Valuation of investments	(19,967)	(17,518)
Fixed assets valuation	(7,394)	-
Prepaid expenses	(16,691)	(20,347)
Valuation provision	(5,775)	(6,058)
Derivatives	(37,265)	(36,512)
Exchange rate adjustments	- -	(2,817)
Other	(30)	(75)
Total deferred tax liabilities	(87,122)	(83,327)

f)       Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income:

	As of December 31,
	2020	2019
	MCh$	MCh$
Deferred tax assets
Recognized through other comprehensive income	51,834	18,992
Recognized through profit or loss	464,656	432,396
Total deferred tax assets	516,490	451,388

Deferred tax liabilities
Recognized through other comprehensive income	(42,371)	(15,830)
Recognized through profit or loss	(87,122)	(83,327)
Total deferred tax liabilities	(129,493)	(99,157)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 15

OTHER ASSETS

Other Assets includes the following:

	As of December 31,
	2020	2019
	MCh$	MCh$

Assets for leasing (1)	62,967	67,139

Assets received or awarded in lieu of payment
Assets received in lieu of payment	15,213	18,755
Assets awarded at judicial sale	17,430	22,177
Provision on assets received in lieu of payment or awarded	(1,196)	(2,042)
Subtotal	31,447	38,890

Other assets
Guarantee deposits (margin accounts) (2)	608,359	314,616
Non-current assets classified as held for sale (3)	22,036	22,394
Gold investments	765	680
VAT credit	27,519	22,663
Income tax recoverable	-	1,787
Prepaid expenses(4)	387,668	432,030
Assets recovered from leasing for sale	3,191	3,575
Valuation adjustments by macro hedge (5)	327,938	210,867
Pension plan assets	673	670
Accounts and notes receivable	100,504	147,108
Notes receivable through brokerage and simultaneous transactions	41,960	43,354
Other receivable assets	33,567	44,262
Other assets (6)	98,780	89,111
Subtotal	1,652,960	1,333,117

Total	1,747,374	1,439,146

(1)	Assets available to be granted under the financial leasing agreements.

(2)	Guarantee deposits (margin accounts) correspond to collateral associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.

(3)	Corresponds to the interests in Redbanc S.A., Transbank S.A. and Nexus S.A., which have been reclassified as non-current assets classified as held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations ”, for additional information see Note 1 v) and Note 38.

(4)	Under this item, the Bank has recorded prepaid expense related to the Santander LATAM Pass program, which is consumed on a monthly basis in accordance with the client use of Bank's transactional products and therefore the Bank assigned the respective LATAM Pass miles. In May 2020, LATAM Airlines Group S.A began a reorganization process under Chapter 11, with an aim to was continue operating. LATAM has publicly stated its intention to honor all current and future tickets, as well as travel vouchers, miles and frequent flyer programs, which has been ratified by the bankruptcy court of New York (in charge of chapter 11). In addition, LATAM has formalized two tranches of the DIP (Debtor in Possession) financing proposal for a total of USD 2,200 million, obtaining all resources necessary to continue operating during the crisis. On October, the company made its first disbursement for US$1,150 million from the DIP financing, which represents 50% of the amount available.

(5)	Net assets and liabilities fair value valuation subject to macro hedges. See Note 7

(6)	Other assets mainly include settlement of derivatives and other financial transactions.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 16

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2020 and 2019, the composition of the line item time deposits and other liabilities is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	11,342,648	8,093,108
Other deposits and demand accounts	1,583,183	741,103
Other demand liabilities	1,635,062	1,463,221

Subtotal	14,560,893	10,297,432

Time deposits and other time liabilities
Time deposits	10,421,872	13,064,932
Time savings account	153,330	123,787
Other time liabilities	6,589	4,098

Subtotal	10,581,791	13,192,817
Total	25,142,684	23,490,249

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 17

INTERBANK BORROWINGS

As of December 31, 2020 and 2019 the line item Interbank borrowings is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Loans from financial institutions and the Central Bank of Chile	4,959,260	-
Loans from domestic financial institutions	217,102	286,603
Loans from foreign financial institutions
Banco Santander S.A., Madrid	534.496	-
The Bank of Nova Scotia	171.024	134,819
The Bank of New York Mellon	106.860	119,616
Bank of America N.A. US Foreign	90.711	355,051
Zurcher Kantonalbank	71.304	-
Wells Fargo Bank N.A.	71.259	231,823
State Bank of India	36.013	28,231
Sumitomo Mitsui Banking Corporation	35.628	179,415
Wachovia Bank NA	10.254	-
Banco Santander Hong Kong	7.960	3,697
Bank of Tokyo Mitsubishi	2.055	156
Banco Santander Brasil S.A.	1.694	7,873
Standard Chartered Bank	1.691	153,373
Jp Morgan Chase, New York	1.571	-
Standard Chartered Bank	1.516	3,613
Caja Madrid - Caja de Ahorros	862	-
The Hongkong and Shanghai Bank	801	-
Korea Exchange Bank	760	761
Industrial and Commercial Bank	755	898
Hong Kong and Shanghai Banking	598	684
Kookmin Bank	376	185
Banco Do Brasil	265	-
U.S. Bank	248	-
China Merchants Bank	231	597
Taiwan Cooperative Bank	227	131
Bank of China	223	952
Hua Nan Commercial Bank Ltd.	200	102
Banque Bruxelles Lambert S.A.	174	-
Banca Monte Dei Paschi Di Siena	163	58
Unicredito Italiano Spa	161	583
Keb Hana Bank	156	119
Banco Santander Central Hispano	141	848
Bper Banca S.P.A.	137	-
Hdfc Bank Limited	131	72
Bank Leumi Le Israel B.M.	127	-
Bank of Baroda	124	9
Fortis Bank S.A./N.V. Brussels	108	50
Banca Commerciale Italiana	88	50
Caixa Destalvis I Pensions de Barcelona	87	63
Banco Bpm Spa	84	66
Rabobank, Hong Kong Branch	79	477
Banco de la Republica Oriental	74	23
Kbc Bank Nv	68	406
Canara Bank	61	66
Habib Bank Limited	61	38
First Union National Bank	60	-
Caixabank S.A.	58	166
Icici Bank Limited	52	-
Kotak Mahindra Bank Limited	49	-
Citibank N.A.	46	269,841
Arab Bank Plc	41	-
China Construction Bank	38	-
Credit Agricole Italia S.P.A.	33	-
Bankinter, S.A.	31	-
Banco de La Nacion Argentina	30	-
Bank of East Asia, Limited	29	82
Banco Popular Espanol, S.A.	29	-
Banco Interamericano de Finanz	20	-
Agricultural Bank of China	18	152
Woori Bank	15	155
Denizbank A.S. , Istanbul	15	-
United Bank of India	14	113
Banco Popolare	14	-
Subtotal	1,152,199	1,495,414

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 17

INTERBANK BORROWINGS, continued

	As of December 31,
	2020	2019
	MCh$	MCh$
Loans from foreign financial institutions, continued
Habib Metropolitan Bank Limite	13	-
E. Sun Commercial Bank Ltd.	11	159
Nova Ljubljanska Banka D.D.	7	-
Indian Overseas Bank	6	-
Shanghai Commercial and Saving	1	6
Mizuho Bank Ltd Ny	-	269,404
Barclays Bank Plc London	-	98,803
Corporacion Andina De Fomento	-	75,097
Zürcher Kantonalbank	-	75,002
The Toronto Dominion Bank	-	71,191
Hsbc Bank PLC	-	69,786
Bank of Montreal	-	56,123
Banco Latinoamericano de Comer	-	18,731
Banco Bilbao Vizcaya Argentaria	-	571
BBVA Bancomer, S.A.	-	553
Bank of Communications	-	385
Bank of The West	-	261
Danske Bank A/S	-	224
Deutsche Bank A.G.	-	193
Bank of Taiwan	-	135
Shinhan Bank	-	133
Banca Di Credito Cooperativo		112
Joint Stock Commercial Bank Fo.	-	110
Banca Nazionale Del Lavoro S.P	-	106
Industrial Bank of Korea	-	96
Banco Bradesco S.A.	-	84
Bank of Ningbo	-	83
China Everbright Bank	-	70
Cassa Di Risparmio Di Parma E	-	69
Mizuho Corporate Bank Ltd.	-	67
Banco Comercial Portugues	-	63
Shanghai Pudong Development Ba	-	59
Kasikornbank Public Company Li	-	33
Banco Rio de La Plata S.A.	-	24
Australia And New Zealand Bank	-	23
Citic Industrial Bank	-	19
Shangai Pudong Development Ban	-	14
Banco Caixa Geral	-	10
Hsbc Bank USA	-	2
Subtotal	38	737,801
Total	6,328,599	2,519,818

a)       Loans from the Chilean Central Bank

In response to the COVID-19 pandemic, the Chilean Central Bank has made two lines of credit available to banks to reinforce their liquidity, amounting to a total of US$24 billion for the whole banking system. These lines of credit bear interest at the Central Bank’s monetary policy rate (MPR), which was 0.5% as of December 31, 2020. Pursuant to these lines of credit, a bank may borrow up to 3% of the aggregate amount of its consumer and commercial loan portfolios as of February 29, 2020 and may borrow up to an additional 12% if it uses the funds to provide loans to companies and individuals. The first line of credit is a facility available conditionally on loan growth (the “FCIC”) to ensure that banks continue to finance households and businesses in Chile. Loans provided by this line of credit may have maturities of up to 4 years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. Loans provided under the second line of credit, the LCL, are unsecured and may have maturities of up to 2 years. In addition, the LCL are limited to the aggregate amount of the liquidity reserve requirements of each bank.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 17

INTERBANK BORROWINGS, continued

	As of December 31,
	2020	2019
	MCh$	MCh$

Due within 1 year	-	-
Due within 1 and 2 year	1,104,759	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	3,854,501	-
Due after 5 years	-	-

Total loans from Chilean Central Bank	4,959,260	-

b)       Loans from domestic financial institutions

These obligations’ maturities are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Due within 1 year	217,102	158,855
Due within 1 and 2 year		117,344
Due within 2 and 3 year	-	8,167
Due within 3 and 4 year	-	2,237
Due after 5 years	-	-

Total loans from domestic financial institutions	217,102	286,603

c)       Foreign obligations

	As of December 31,
	2020	2019
	MCh$	MCh$

Due within 1 year	1,116,570	1,970,790
Due within 1 and 2 year	35,667	225,025
Due within 2 and 3 year	-	37,400
Due within 3 and 4 year	-	-
Due after 5 years	-	-

Total loans from foreign financial institutions	1,152,237	2,233,215

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2020 and 2019, composition of this item is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	-	9,198
Other domestic obligations	175,344	204,705
Foreign obligations	8,974	12,455
Subtotals	184,318	226,358
Issued debt instruments
Mortgage finance bonds	12,314	18,502
Senior bonds	6,749,989	8,574,213
Mortgage bond	84,335	89,924
Subordinated bonds	1,357,539	818,084
Subtotals	8,204,177	9,500,723

Total	8,388,495	9,727,081

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current, The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2020
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	4,982	7,332	12,314
Senior bonds	1,124,558	5,625,431	6,749,989
Mortgage bond	5,465	78,870	84,335
Subordinated bonds	-	1,357,539	1,357,539
Issued debt instruments	1,135,005	7,069,172	8,204,177

Other financial liabilities	184,028	290	184,318

Total	1,319,033	7,069,462	8,388,495

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

a)       Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years, Loans are indexed to UF and create a yearly interest yield of 5.20% as of December 31, 2020 (5.39% as of December 31, 2019).

	As of December 31,
	2020	2019
	MCh$	MCh$
Due within 1 year	4,982	6,013
Due after 1 year but within 2 years	3,816	4,944
Due after 2 year but within 3 years	2,375	3,928
Due after 3 year but within 4 years	979	2,442
Due after 4 year but within 5 years	162	1,005
Due after 5 years	-	170
Total mortgage bonds	12,314	18,502

b)       Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2020	2019
	MCh$	MCh$
Santander bonds in UF	4,017,708	4,814,604
Santander bonds in USD	1,263,714	1,649,238
Santander bonds in CHF	466,738	499,485
Santander bonds in Ch$	639,489	1,242,633
Santander bonds in AUD	125,781	124,748
Current bonds in JPY	68,093	77,797
Santander bonds in EUR	168,466	165,708
Total senior bonds	6,749,989	8,574,213

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.       Placement of senior bonds:

In 2020, the Bank issued bonds for UF 1,996,000 and USD 742,500,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
W1	UF	1,996,000	5 and 3 months	1.55% annual	02-04-2018	2,000,000	06-01-2025
Total	UF	1,996,000				2,000,000
US Bonds	USD	742,500,000	5 years	2,70% annual	01-07-2020	750,000,000	01-07-2025
Total	USD	742,500,000				750,000,000

During 2020, the Bank performed a partial repurchase of the following bonds:

Date	Type	Currency	Amount
01-02-2020	Senior	UF	357,000
01-03-2020	Senior	UF	300,000
01-09-2020	Senior	UF	60,000
01-00-2020	Senior	UF	27,000
01-13-2020	Senior	CLP	50,000,000
01-14-2020	Senior	UF	109,000
01-14-2020	Senior	CLP	9,820,000,000
01-14-2020	Senior	UF	131,000
01-14-2020	Senior	UF	322,000
01-15-2020	Senior	USD	2,490,000
01-15-2020	Senior	UF	47,000
01-16-2020	Senior	CLP	400,000,000
01-16-2020	Senior	UF	1,000
01-17-2020	Senior	UF	28,000
01-20-2020	Senior	UF	74,000
01-21-2020	Senior	UF	171,000
01-21-2020	Senior	UF	181,000
01-21-2020	Senior	CLP	330,000,000
01-22-2020	Senior	CLP	11,430,000,000
01-24-2020	Senior	UF	2,000
01-29-2020	Senior	UF	1,000
01-29-2020	Senior	CLP	120,000,000
01-30-2020	Senior	CLP	10,000,000
01-31-2020	Senior	UF	40,000
02-06-2020	Senior	CLP	6,000,000,000
02-07-2020	Senior	CLP	1,180,000,000
02-11-2020	Senior	CLP	7,430,000,000
02-12-2020	Senior	CLP	2,520,000,000
02-13-2020	Senior	CLP	10,000,000,000
02-17-2020	Senior	UF	2,000
02-17-2020	Senior	UF	15,000
02-18-2020	Senior	UF	50,000
02-18-2020	Senior	UF	4,000
02-20-2020	Senior	UF	350,000
02-20-2020	Senior	UF	115,000
02-21-2020	Senior	UF	57,000
02-21-2020	Senior	UF	24,000
02-24-2020	Senior	UF	250,000
02-24-2020	Senior	UF	10,000
02-26-2020	Senior	UF	169,000
02-26-2020	Senior	UF	1,000
02-27-2020	Senior	UF	180,000
02-27-2020	Senior	UF	11,000
02-27-2020	Senior	CLP	6.750.000.000
03-02-2020	Senior	UF	1.000
03-05-2020	Senior	UF	2.000
03-09-2020	Senior	UF	261.000
03-09-2020	Senior	UF	150.000
03-11-2020	Senior	UF	2.000
03-17-2020	Senior	UF	850.000
03-18-2020	Senior	UF	150.000

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

Fecha	Tipo	Moneda	Monto
03-19-2020	Senior	USD	5.000.000
03-23-2020	Senior	UF	95.000
03-23-2020	Senior	USD	5.000.000
03-24-2020	Senior	CLP	1.250.000.000
03-30-2020	Senior	UF	62.000
03-31-2020	Senior	UF	360.000
03-31-2020	Senior	UF	5.000
04-01-2020	Senior	CLP	1.000.000.000
04-02-2020	Senior	UF	5.184.000
04-02-2020	Senior	CLP	16.710.000.000
04-03-2020	Senior	CLP	32.800.000.000
04-03-2020	Senior	UF	27.000
04-06-2020	Senior	CLP	101.400.000.000
04-06-2020	Senior	UF	157.000
04-06-2020	Senior	USD	10.000.000
04-07-2020	Senior	CLP	3.990.000.000
04-07-2020	Senior	UF	6.659.000
04-07-2020	Senior	USD	10.000.000
04-08-2020	Senior	CLP	210.000.000
04-13-2020	Senior	CLP	970.000.000
04-14-2020	Senior	CLP	2.000.000.000
04-17-2020	Senior	CLP	11.900.000.000
05-05-2020	Senior	USD	49.000.000
05-14-2020	Senior	USD	47.000.000
06-02-2020	Senior	CLP	6.020.000.000
06-03-2020	Senior	UF	100.000
06-03-2020	Senior	CLP	10.750.000.000
06-05-2020	Senior	USD	5.000.000
06-08-2020	Senior	CLP	23.000.000.000
06-12-2020	Senior	CLP	150.000.000
06-16-2020	Senior	CHF	12.160.000
06-17-2020	Senior	CHF	36.785.000
06-19-2020	Senior	CLP	112.490.000.000
06-22-2020	Senior	CLP	1.500.000.000
06-26-2020	Senior	CLP	3.500.000.000
07-02-2020	Senior	CLP	4.620.000.000
07-10-2020	Senior	CHF	2.000.000
07-10-2020	Senior	CLP	500.000.000
07-15-2020	Senior	CLP	490.000.000
07-17-2020	Senior	UF	1.000
07-17-2020	Senior	CLP	29.780.000.000
08-13-2020	Senior	UF	345.000
08-14-2020	Senior	USD	3.350.000
08-21-2020	Senior	UF	100.000
08-21-2020	Senior	UF	77.000
08-24-2020	Senior	UF	11.000
08-25-2020	Senior	UF	14.000
09-09-2020	Senior	UF	24.000
09-09-2020	Senior	UF	70.000
09-09-2020	Senior	UF	45.000
09-10-2020	Senior	UF	210.000
09-23-2020	Senior	USD	5.000.000
09-28-2020	Senior	UF	50.000
09-29-2020	Senior	UF	1.000
09-30-2020	Senior	UF	43.000
10-01-2020	Senior	UF	4,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	CLP	50,000,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	UF	1,000
10-15-2020	Senior	UF	2,000
10-20-2020	Senior	CHF	2,000,000
10-01-2020	Senior	USD	5,153,000
10-19-2020	Senior	USD	20,000,000
11-16-2020	Senior	USD	1,000,000
11-18-2020	Senior	USD	10,000,000
11-15-2020	Senior	USD	477,510,000

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2019, the Bank performed a partial repurchase of the following bonds:

Date	Type	Currency	Amount
02-12-2019	Senior	CLP	10,000,000,000
02-14-2019	Senior	CLP	30,000,000,000
02-19-2019	Senior	CLP	4,200,000,000
02-22-2019	Senior	CLP	14,240,000,000
02-22-2019	Senior	CLP	30,000,000
02-22-2019	Senior	CLP	10,000,000
03-01-2019	Senior	CLP	11,800,000,000
03-04-2019	Senior	CLP	40,080,000,000
03-05-2019	Senior	CLP	20,000,000,000
03-15-2019	Senior	UF	156,000
03-19-2019	Senior	UF	418,000
03-20-2019	Senior	CLP	6,710,000,000
03-20-2019	Senior	UF	154,000
03-21-2019	Senior	UF	100,000
03-25-2019	Senior	UF	100,000
03-26-2019	Senior	UF	90,000
04-08-2019	Senior	CLP	3,950,000,000
04-10-2019	Senior	UF	409,000
04-16-2019	Senior	UF	55,000
04-17-2019	Senior	CLP	130,000,000
04-18-2019	Senior	CLP	330,000,000
05-16-2019	Senior	CLP	14,880,000,000
05-16-2019	Senior	UF	9,000
06-13-2019	Senior	UF	1,000
10-01-2019	Senior	CLP	10,960,000,000
10-02-2019	Senior	CLP	100,000,000
10-04-2019	Senior	CLP	60,000,000
11-05-2019	Senior	CLP	15,220,000,000
11-07-2019	Senior	CLP	3,620,000,000
11-13-2019	Senior	CLP	5,320,000,000
11-14-2019	Senior	UF	2,977,000
11-28-2019	Senior	UF	340,000
12-02-2019	Senior	UF	105,000

ii.        The maturities of senior bonds are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Due within 1 year	1,124,558	2,078,202
Due after 1 year but within 2 years	1,047,241	1,147,825
Due after 2 year but within 3 years	742,081	1,221,393
Due after 3 year but within 4 years	1,228,524	742,238
Due after 4 year but within 5 years	1,250,897	1,278,746
Due after 5 years	1,356,688	2,105,809
Total senior bonds	6,749,989	8,574,213

c)       Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Mortgage bonds in UF	84,335	89,924
Total mortgage bonds	84,335	89,924

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.       Allocation of mortgage bonds

During 2020 and 2019, the Bank has not placed any mortgage bonds.

ii.        The maturities of Mortgage bonds are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Due within 1 year	5,465	5,137
Due after 1 year but within 2 years	8,773	8,248
Due after 2 year but within 3 years	9,056	8,514
Due after 3 year but within 4 years	9,348	8,788
Due after 4 year but within 5 years	9,649	9,072
Due after 5 years	42,044	50,165
Total Mortgage bonds	84,335	89,924

d)       Subordinated bonds

Detail of the subordinated bonds per currency is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Subordinated bonds denominated in USD	202,634	-
Subordinated bonds denominated in UF	1,154,905	818,084
Total subordinated bonds	1,357,539	818,084

i.	Placement of subordinated bonds

As of December 31, 2020, the Bank issued bonds for USD200,000,000 and UF11,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date

Bono USD	USD	200,000,000	10 years	3.79%	01-21-2020	200,000,000	01-21-2030
Total USD		200,000,000				200,000,000
USTDH20914	UF	3,000,000	14 years y 5 months	3.00%	04-07-2020	3,000,000	09-01-2034
USTDH30914	UF	3,000,000	19 years y 5 months	3.15%	04-07-2020	3,000,000	09-01-2039
USTDW20320	UF	5,000,000	15 years y 3 months	3.50%	06-19-2020	5,000,000	09-01-2035
Total UF		11,000,000				11,000,000

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	The maturities of Mortgage bonds are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	-	-
Due after 5 years	1,357,539	818,084
Total subordinated bonds	1,357,539	818,084

e)       Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,
	2020	2019

	MCh$	MCh$
Non-current portion:
Due after 1 year but within 2 years	42	41
Due after 2 year but within 3 years	47	44
Due after 3 year but within 4 years	50	48
Due after 4 year but within 5 years	55	53
Due after 5 years	96	132
Non-current portion subtotal	290	318
Current portion:
Amounts due to credit card operators	134,790	151,984
Acceptance of letters of credit	1,460	5,709
Other long-term financial obligations, short-term portion	47,778	68,347
Current portion subtotal	184,028	226,040

Total other financial liabilities	184,318	226,358

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 19

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2020 and 2019, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2020	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	2,803,288	-	-	-	2,803,288	-	-	-	-	2,803,288
Cash items in process of collection	452,963	-	-	-	452,963	-	-	-	-	452,963
Financial assets held for trading	-	680	2,630	499	3,809	633	18,257	111,019	129,909	133,718
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	385,231	401,486	795,881	1,582,598	1,723,334	1,692,142	4,034,011	7,449,487	9,032,085
Loans and accounts receivables at amortized cost (*)	170,214	1,246,271	1,443,659	3,664,841	6,524,985	3,659,994	293,785	23,861,129	27,814,908	34,339,893
Loans and account receivable at FVOCI (**)				5,405	5,405		16,243	49,037	65,280	70,685
Debt instruments at FVOCI	-	1,006,983	493	188,977	1,196,453	205,150	2,378,752	3,382,187	5,966,089	7,162,542
Equity instruments at FVOCI	-	-	-	-	-	-	-	548	548	548
Guarantee deposits (margin accounts)	608,359	-	-	-	608,359	-	-	-	-	608,359
Total financial assets	4,034,824	2,639,165	1,848,268	4,655,603	13,177,860	5,589,111	4,399,179	31,437,931	41,426,221	54,604,081

Financial liabilities
Deposits and other demand liabilities	14,560,893	-	-	-	14,560,893	-	-	-	-	14,560,893
Cash items in process of being cleared	361,631	-	-	-	361,631	-	-	-	-	361,631
Obligations under repurchase agreements	-	969,808	-	-	969,808	-	-	-	-	969,808
Time deposits and other time liabilities	159,918	5,843,682	2,912,985	1,434,246	10,350,831	163,053	44,384	23,523	230,960	10,581,791
Financial derivative contracts	-	386,690	445,376	931,358	1,763,424	1,552,482	1,708,509	3,994,245	7,255,236	9,018,660
Interbank borrowings	16,832	238,414	222,992	855,434	1,333,672	1,140,426	3,854,501	-	4,994,927	6,328,599
Issued debt instruments	-	344,732	447,117	343,156	1,135,005	1,813,341	2,499,560	2,756,271	7,069,172	8,204,177
Lease liabilities	144,478	38,148	1,375	27	184,028	89	105	96	290	184,318
Other financial liabilities	-	-	-	25,526	25,526	44,933	35,679	43,447	124,059	149,585
Guarantees received (margin accounts)	624,205	-	-	-	624,205	-	-	-	-	624,205
Total financial liabilities	15,867,957	7,821,474	4,029,845	3,589,747	31,309,023	4,714,324	8,142,738	6,817,582	19,674,644	50,983,667

(*) Loans and accounts receivables at amortized cost are presented on a gross basis, the amount of allowance is Ch$1,036,793 million.

(**) Loans and accounts receivables at FVOCI are presented on a gross basis, the amount of allowance is Ch$1,354 million.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 19

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2019	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	3,554,520	-	-	-	3,554,520	-	-	-	-	3,554,520
Cash items in process of collection	355,062	-	-	-	355,062	-	-	-	-	355,062
Financial assets held for trading	-	38,644	-	645	39,289	181,705	37,659	11,551	230,915	270,204
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	371,775	400,196	1,543,446	2,315,417	1,383,493	1,346,329	3,103,369	5,833,191	8,148,608
Loans and accounts receivables at amortized cost (*)	296,461	2,963,578	2,400,909	5,511,374	11,172,322	5,706,433	4,093,147	11,699,613	21,499,193	32,671,515
Loans and account receivable at FVOCI (**)	-	-	-	5,953	5,953	-	-	60,213	60,213	66,166
Debt instruments at FVOCI	-	1,131,500	3,752	52,130	1,187,382	508,596	725,419	1,588,875	2,822,890	4,010,272
Equity instruments at FVOCI	-	-	-	-	-	-	-	482	482	482
Guarantee deposits (margin accounts)	314,616	-	-	-	314,616	-	-	-	-	314,616
Total financial assets	4,520,659	4,505,497	2,804,857	7,113,548	18,944,561	7,780,227	6,202,554	16,464,103	30,446,884	49,391,445

Financial liabilities
Deposits and other demand liabilities	10,297,432	-	-	-	10,297,432	-	-	-	-	10,297,432
Cash items in process of being cleared	198,248	-	-	-	198,248	-	-	-	-	198,248
Obligations under repurchase agreements	-	380,055	-	-	380,055	-	-	-	-	380,055
Time deposits and other time liabilities	142,273	5,184,567	4,905,414	2,417,703	12,649,957	357,856	163,121	21,883	542,860	13,192,817
Financial derivative contracts	-	422,749	427,825	951,684	1,802,258	1,253,280	1,180,948	3,154,168	5,588,396	7,390,654
Interbank borrowings	94	363,560	624,167	1,141,824	2,129,645	387,936	2,237	-	390,173	2,519,818
Issued debt instruments	-	285,159	759,519	1,044,674	2,089,352	2,394,850	2,042,292	2,974,229	7,411,371	9,500,723
Lease liabilities	-	-	-	26,061	26,061	45,978	36,393	50,062	132,433	158,494
Other financial liabilities	161,021	5,155	30,969	28,888	226,033	83	99	143	325	226,358
Guarantees received (margin accounts)	994,714	-	-	-	994,714	-	-	-	-	994,714
Total financial liabilities	11,793,782	6,641,245	6,747,894	5,610,834	30,793,755	4,439,983	3,425,090	6,200,485	14,065,558	44,859,313

(*) Loans and accounts receivables at amortized cost are presented on a gross basis, the amount of allowance is Ch$ 896,095 million.

(**) Loans and accounts receivables at FVOCI are presented on a gross basis, the amount of allowance is Ch$101 million.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 20

PROVISIONS AND CONTINGENT PROVISIONS

a)	As of December 31, 2020 and 2019, the composition is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Provisions for personnel salaries and expenses	104,270	101,223
Provisions for mandatory dividends	164,284	185,727
Provisions for contingent loan	28,247	23,240
Provision for contingencies	33,863	15,940
Total	330,664	326,130

b)	Below is the activity regarding provisions during the years ended December 31, 2020, 2019 and 2018

	Personnel salaries and expenses	Mandatory Dividend	Contingent loan	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	101,223	185,727	23,240	15,940	326,130
Provisions established	76,281	164,284	14,683	25,367	280,615
Application of provisions	(71,481)	-	-	-	(71,481)
Provisions released	(1,755)	(185,727)	(9,676)	(7,444)	(204,602)
Reclassifications	-	-	-	-	-
Other	2	-	-	-	2

Balances as of December 31, 2020	104,270	164,284	28,247	33,863	330,664

Balances as of January 1, 2019	93,379	178,600	23,709	9,583	305,271
Provisions established	78,316	185,727	15,879	28,373	308,295
Application of provisions	(70,385)	-	-	(155)	(70,540)
Provisions released	(552)	(178,600)	(16,348)	(21,861)	(217,361)
Reclassifications	-	-	-	-	-
Other	465	-	-	-	465

Balances as of December 31, 2019	101,223	185,727	23,240	15,940	326,130

Balances as of January 1, 2018	97,576	168,840	9,480	27,902	303,798
Provisions established	80,912	178,600	19,240	19,647	298,399
Application of provisions	(72,975)	-	-	(4,431)	(77,406)
Provisions released	(3,195)	(168,840)	(5,011)	(33,535)	(210,581)
Reclassifications	-	-	-	-	-
Other	(8,939)	-	-	-	(8,939)

Balances as of December 31, 2018	93,379	178,600	23,709	9,583	305,271

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 20

PROVISIONS AND CONTINGENT PROVISIONS, continued

c)	Provisions for personnel salaries and expenses includes:

	As of December 31,
	2020	2019
	MCh$	MCh$

Provision for seniority compensation	6,658	6,797
Provision for stock-based personnel benefits	-	-
Provision for performance bonus	65,786	68,595
Provision for vacations	29,307	23,864
Provision for other personnel benefits	2,519	1,967
Total	104,270	101,223

d)	Provisions for contingent loan risk

Provision for contingent loan arise from contingent liabilities and loan commitments. Provisions for ECL risks in respect of contingent loan are included in ECL allowance in the income statements for the year.

An analysis of changes in the corresponding ECL allowance as of December 31, 2020 and 2019 is as follows:

December 31, 2020
Stage 1			Stage 2		Stage 3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
ECL allowance at January 1, 2020	1,509	13,127	226	542	3,487	4,349	23,240
Transfer
Transfers from stage 1 to stage 2	(1,273)	(3,614)	1,785	13,442	-	-	10,340
Transfers from stage 1 to stage 3	-	(76)	-	-	83	2,757	2,764
Transfers from stage 2 to stage 3	-	-	(73)	(148)	2,839	1,720	4,338
Transfers from stage 2 to stage 1	165	2,687	(295)	(9,274)	-	-	(6,717)
Transfers from stage 3 to stage 2	-	-	-	240	(6)	(1,934)	(1,700)
Transfers from stage 3 to stage 1	-	14	-	-	-	(444)	(430)
Net changes on financial assets	2,279	(200)	126	(315)	(2,995)	(1,748)	(2,853)
Write-off	-	-	-	-	-	-	-
Other adjustment	135	(928)	(6)	65	(170)	169	(735)
At December 31, 2020	2,815	11,010	1,762	4,552	3,238	4,869	28,247
	December 31, 2019
	Stage 1		Stage 2		Stage 3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
ECL allowance at January 1, 2019	1,081	15,070	259	172	3,856	3,271	23,709
Transfer
Transfers to stage 2	(100)	(318)	122	878	-	-	582
Transfers to stage 3	-	(203)	-	-	167	4,675	4,639
Transfers to stage 3	-	-	(24)	(144)	1,742	1,290	2,864
Transfers to stage 1	46	122	(82)	(473)	-	-	(387)
Transfers to stage 2	-	-	-	234	(54)	(1,444)	(1,264)
Transfers to stage 1	-	45	-	-	(130)	(1,278)	(1,363)
Net changes on financial assets	491	(1,474)	(41)	(106)	(2,100)	2,173	(5,471)
Write-off	-	-	-	-	-	-	-
Other adjustments	(9)	(115)	(8)	(19)	6	8	(137)
At December 31, 2019	1,509	13,127	226	542	3,487	4,349	23,240

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 21

OTHER LIABILITIES

The other liabilities line item is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Accounts and notes payable	227,518	214,216
Income received in advance	828	640
Macro-hedge valuation adjustment	51,089	-
Guarantees received (margin accounts) (1)	624,205	994,714
Notes payable through brokerage and simultaneous transactions (3)	12,504	1,418,340
Other payable obligations (2)	139,622	61,555
Withholding VAT	14,129	8,147
Accounts payable insurance companies	13,911	9,510
Other liabilities	82,047	99,203

Total	1,165,853	2,806,325
(1)	Guarantee deposits (margin accounts) correspond to collateral associated to derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.

(2)	Other payable obligations mainly relate to settlement of derivatives and other financial transactions derived from the operation of the Bank.

(3)	In December 2019, Santander Corredora de Bolsa acted as an intermediary in the public offering of shares between Latam and Delta, which was paid to shareholders on January 3, 2019.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 22

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business, As of December 31, 2020, the Bank and its subsidiaries have provisions for this item of Ch$1,024 (Ch$1,274 million as of December 31, 2019) which is included in “Provisions” in the Consolidated Statements of Financial Position as provisions for contingencies.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2020	2019
	MCh$	MCh$
Letters of credit issued	165,119	140,572
Foreign letters of credit confirmed	82,779	70,192
Performance guarantee	1,090,643	1,929,894
Personal guarantees	441,508	451,950
Total contingent liabilities	1,780,049	2,592,608
Available on demand credit lines	8,391,414	8,732,422
Other irrevocable credit commitments	406,234	485,991
Total loan commitment	8,797,648	9,218,413
Total	10,577,697	11,811,021

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Third party operations
Collections	83,392	90,966
Transferred financial assets managed by the Bank	18,017	21,507
Assets from third parties managed by the Bank and its affiliates	1,352,032	1,592,845
Subtotal	1,453,441	1,705,318
Custody of securities
Securities held in custody	11,022,790	9,731,894
Securities held in custody deposited in other entity	808,186	1,206,541
Issued securities held in custody	10,461,847	21,636,819
Subtotal	22,292,823	32,575,254
Total	23,746,264	34,280,572

During 2020, the Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates” (memo account). At the end of December 2020, the balance for this was Ch$1,351,997 million (Ch$1,592,810 million at December 31, 2019).

d)	Guarantees

Banco Santander-Chile has an integral bank policy of coverage of Official Loyalty N°5014196 in force with the company Compañía de Seguros Chilena Consolidada S.A., coverage for USD50,000,000 per claim with an annual limit of USD100,000,000, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2021, which has been renewed.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 22

CONTINGENCIES AND COMMITMENTS, continued

e)	Contingent loans and liabilities

The Bank took on several contingent loans and liabilities, to satisfy its clients’ needs, that are not be recognized in the Consolidated Financial Statements of Financial Position; these contain loan risks and they are, therefore, part of the Bank`s global risk.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 23

EQUITY

a)	Capital

As of December 31, 2020 and 2019 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$891,303 million. All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares during 2020, 2019 and 2018 was as follows:

	SHARES As of December 31,
	2020	2019	2018

Issued as of January 1	188,446,126,794	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-	-
Issuance of outstanding shares	-	-	-
Stock options exercised	-	-	-
Issued as of December 31,	188,446,126,794	188,446,126,794	188,446,126,794

As of December 31, 2020, 2019 and 2018 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of December 31, 2020 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	22,450,671,671	22,450,671,671	11.91
Banks on behalf of third parties	15,925,407,468	-	15,925,407,468	8.45
Pension funds (AFP) on behalf of third parties	9,929,343,874	-	9,929,343,874	5.27
Stock brokers on behalf of third parties	6,892,162,980	-	6,892,162,980	3.66
Other minority holders	6,655,539,533	-	6,655,539,533	3.53
Total	165,995,455,123	22,450,671,671	188,446,126,794	100.00

(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

As of December 31, 2019 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	24,822,041,271	24,822,041,271	13.17
Banks on behalf of third parties	15,957,137,883	-	15,957,137,883	8.47
Pension funds (AFP) on behalf of third parties	9,995,705,956	-	9,995,705,956	5.30
Stock brokers on behalf of third parties	5,551,024,270	-	5,551,024,270	2.95
Other minority holders	5,527,216,146	-	5,527,216,146	2.93
Total	163,624,085,523	24,822,041,271	188,446,126,794	100.00

(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 23

EQUITY, continued

As of December 31, 2018 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	26,486,000,071	26,486,000,071	14.05
Banks on behalf of third parties	15,770,481,573	-	15,770,481,573	8.20
Pension funds (AFP) on behalf of third parties	9,033,172,896	-	9,033,172,896	4.79
Stock brokers on behalf of third parties	4,773,558,507	-	4,773,558,507	2.53
Other minority holders	6,109,287,067	-	6,109,287,067	3.25
Total	161,960,126,723	26,486,000,071	188,446,126,794	100.00

(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Reserves

During 2020, on the Shareholders Meeting held in April, it was agreed to capitalize on reserves 40% of retained earnings from previous years, equivalent to MCh$220,838 (MCh$236,761 and MCh$141,204 in the year 2019 and 2018 respectively).

c)	Dividends

The distribution of dividends is detailed in the Consolidated Statements of Changes in Equity.

d)	As of December 31, 2020, 2019 and 2018 the basic and diluted earnings per share were as follows:

	As of December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$

a) Basic earnings per share
Total attributable to the shareholders of the Bank	547,614	619,091	595,333
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	2.906	3.285	3.159
Basic earnings per share from continuing operations (in Ch$)	2.906	3.276	3.139
Basic earnings per share from discontinued operations (in Ch$)	-	0.009	0.020

b) Diluted earnings per share
Total attributable to the shareholders of the Bank	547,614	619,091	595,333
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	2.906	3.285	3.159
Diluted earnings per share from continuing operations (in Ch$)	2.906	3.276	3.139
Diluted earnings per share from discontinued operations (in Ch$)	-	0.009	0.020

As of December 31, 2020, 2019 and 2018 the Bank does not own instruments with dilutive effects.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 23

EQUITY, continued

e)	Other comprehensive income from available for sale investments and cash flow hedges:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$

Debt instruments at FVOCI
As of January 1,	29,184	6,962	1,855
Gain (losses) on the re-measurement of debt instruments at FVOCI, before tax	30,062	(17,775)	6,609
Recycling from other comprehensive income to income for the year	43,609	39,997	(1,502)
Subtotals	73,671	22,222	5,107
Total	102,885	29,184	6,962

Cash flow hedges
As of January 1,	(40,435)	9,803	(3,562)
Gains (losses) on the re-measurement of cash flow hedges, before tax	(93,182)	(49,163)	14,048
Recycling adjustments on cash flow hedges, before tax	(3,148)	(1,075)	(683)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-	-
Subtotals	(96,330)	(50,238)	13,365
Total	(136,765)	(40,435)	9,803

Other comprehensive income, before taxes	(33,910)	(11,251)	16,765

Income tax related to other comprehensive income components
Income tax relating to debt instruments at FVOCI	(27,464)	(7,756)	(1,810)
Income tax relating to cash flow hedges	36,927	10,918	(2,646)
Total	9,463	3,162	(4,456)

Other comprehensive income, net of tax	(24,447)	(8,089)	12,309
Attributable to:
Shareholders of the Bank	(25,293)	(8,856)	11,353
Non-controlling interest	846	767	956

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 24

NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of December 31, 2020	Non- controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0,25	174	(4)	(4)	1	(3)	(7)
Santander Corredores de Bolsa Limitada	49,41	22.614	351	(38)	9	(29)	322
Santander Asesorías Financieras Limitada	0,97	493	(5)	152	(41)	111	106
Santander S.A. Sociedad Securitizadora	0,36	2	-	-	-	-	-
Klare Corredora de Seguros S.A.	49,90	2.902	(880)	-	-	-	(880)
Santander Consumer Chile S.A.	49,00	29.649	5,619	-	-	-	5,619
Subtotal		55,834	5,081	110	(31)	79	5,160
Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	4,808	(127)	-	-	-	(127)
Bansa Santander S.A.	100,00	19,565	349	-	-	-	349
Multiplica Spa	100,00	4,476	(187)	-	-	-	(187)
Subtotal		28,849	35				35

Total		84,683	5,116	110	(31)	79	5,195

				Other comprehensive income
As of December 31, 2019	Non- controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	178	6	1	-	1	7
Santander Corredores de Bolsa Limitada	49.41	22,301	625	(261)	71	(190)	435
Santander Asesorías Financieras Limitada(1)	0.97	498	9	-	-	-	9
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	3,782	(503)	-	-	-	(503)
Santander Consumer Chile S.A. (2)	49.00	24,564	1,544	-	-	-	1,544
Subtotal		51,325	1,681	(260)	71	(189)	1,492
Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	3,777	1,031	-	-	-	1,031
Bansa Santander S.A.	100.00	20,051	(486)	-	-	-	(486)
Multiplica Spa	100.00	4,480	(4)	-	-	-	(4)
Subtotal		28,308	541	-	-	-	541

Total		79,633	2,222	(260)	71	(189)	2,033

(1) Formerly Santander Agente de Valores Limitada

(2) On November 27, 2019, the Bank acquired 51% of Santander Consumer S.A., and the remaining 49% is accounted as non-controlling interest.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 24

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2018	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	172	4	(2)	-	(2)	2
Santander Corredores de Bolsa Limitada	49.41	21,673	755	(84)	2	(82)	673
Santander Agente de Valores Limitada	0.94	488	99	-	-	-	99
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Subtotal		22,335	858	(86)	2	(84)	774
Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	3,777	852	-	-	-	852
Bansa Santander S.A.	100.00	20,051	2,650	-	-	-	2,650
Subtotals		23,828	3,502	-	-	-	3,502

Total		46,163	4,360	(86)	2	(84)	4,276

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 24

NON-CONTROLLING INTEREST, continued

b)	The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or conforming accounting policy adjustments:

	As of December 31,
	2020				2019				2018
	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	79,936	10,777	70,554	(1,395)	82,918	12,372	68,159	2,387	77,764	9,595	66,374	1,795
Santander Corredores de Bolsa Limitada	94,802	49,038	45,053	711	1,479,974	1,434,843	43,866	1,265	102,228	57,999	42,691	1,538
Santander Asesorias Financieras Limitada(*)	52,070	1,142	51,454	(526)	51,505	51	50,481	973	50,552	71	40,177	10,304
Santander S.A. Sociedad Securitizadora	630	175	547	(92)	636	88	639	(91)	704	66	728	(90)
Klare Corredora de Seguros S.A.	6,415	599	7,579	(1,763)	8,303	724	8,586	(1,007)	-	-	-	-
Santander Consumer Chile S.A.	693,992	633,177	49,348	11,467	505,059	452,528	39,951	12,580	-	-	-	-
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	16,448	1,185	16,273	(1,010)
Santander Gestión de Recaudación y Cobranzas Ltda.	7,789	3,108	4,808	(127)	8,200	3,392	3,777	1,031	6,932	3,155	2,925	852
Bansa Santander S.A.	84,496	64,582	19,565	349	87,607	68,042	20,051	(486)	20,437	386	17,401	2,650
Multiplica Spa	4,336	47	4,476	(187)	4,480	4	4,480	(4)	-	-	-	-
Total	1,040,914	763,830	269,657	7,427	2,228,682	1,972,044	239,990	16,648	258,617	71,272	170,296	17,049

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 25

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting (see c).

a)	For the years ended December 31, 2020, 2019 and 2018 the income from interest, was attributable to the following items:

	For the years ended December 31,
	2020				2019				2018
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	124	-	-	124	718	-	-	718	903	-	-	903
Interbank loans	36	-	-	36	1,263	-	-	1,263	897	-	-	897
Commercial loans	722,116	174,360	10,207	906,683	780,284	160,462	16,478	957,224	771,405	153,851	11,008	936,264
Mortgage loans	322,687	314,777	491	637,955	349,663	283,820	455	633,938	330,055	266,691	909	597,655
Consumer loans	564,363	338	5,245	569,946	593,705	384	8,107	602,196	579,929	439	6,166	586,534
Investment instruments	69,276	36,141	-	105,417	71,150	26,169	-	97,319	75,423	24,790	-	100,213
Other interest income	9,078	4,384	-	13,462	18,387	3,592	-	21,979	16,644	4,013	-	20,657

Interest income not including income from hedge accounting	1,687,680	530,000	15,943	2,233,623	1,815,170	474,427	25,040	2,314,637	1,775,256	449,784	18,083	2,243,123

b)	For the years ended December 31, 2020, 2019 and 2018, the expense from interest expense, excluding expense from hedge accounting, is as follows:

	For the years ended December 31,
	2020			2019			2018
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(13,576)	(1,526)	(15,102)	(14,018)	(1,508)	(15,526)	(14,914)	(1,371)	(16,285)
Repurchase agreements	(1,899)	-	(1,899)	(9,710)	-	(9,710)	(6,439)	-	(6,439)
Time deposits and liabilities	(141,091)	(20,876)	(161,967)	(335,307)	(27,172)	(362,479)	(317,061)	(35,284)	(352,345)
Interbank loans	(45,103)	-	(45,103)	(50,354)	-	(50,354)	(39,971)	-	(39,971)
Issued debt instruments	(232,551)	(140,095)	(372,646)	(250,512)	(145,487)	(395,999)	(241,455)	(133,227)	(374,682)
Other financial liabilities	(637)	(11)	(648)	(1,310)	(33)	(1,343)	(2,698)	(110)	(2,808)
Lease contracts	(2,651)	-	(2,651)	(2,965)	-	(2,965)	-	-	-
Other interest expense	(9,576)	(14,722)	(24,298)	(16,651)	(11,300)	(27,951)	(6,929)	(10,497)	(17,426)
Interest expense not including expenses from hedge accounting	(447,084)	(177,230)	(624,314)	(680,827)	(185,500)	(866,327)	(629,467)	(180,489)	(809,956)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 25

INTEREST INCOME, continued

c)       For the years ended December 31, 2020, 2019 and 2018, the income and expense from interest is as follows:

	For the years ended December 31,
	2020	2019	2018
Items	MCh$	MCh$	MCh$

Interest income not including income from hedge accounting	2,233,623	2,314,637	2,243,123
Interest expense not including expense from hedge accounting	(624,314)	(866,327)	(809,956)

Net Interest income (expense) from hedge accounting	1,609,309	1,448,310	1,433,167

Hedge accounting (net)	(15,461)	(31,346)	(18,799)

Total net interest income	1,593,848	1,416,964	1,414,368

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 26

FEES AND COMMISSIONS

This item includes the amount of fees earned and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	7,428	10,315	6,624
Fees and commissions for guarantees and letters of credit	36,277	35,039	33,654
Fees and commissions for card services	196,308	225,702	218,903
Fees and commissions for management of accounts	34,825	35,949	33,865
Fees and commissions for collections and payments	23,242	33,355	40,077
Fees and commissions for intermediation and management of securities	11,272	10,154	10,147
Insurance brokerage fees	39,764	49,664	39,949
Office banking	15,119	13,655	15,921
Fees for other services rendered	44,072	47,331	45,633
Other fees earned	42,855	37,494	39,690
Total	451,162	498,658	484,463

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(123,011)	(171,513)	(163,794)
Fees and commissions for securities transactions	(896)	(1,001)	(936)
Office banking	(2,078)	(1,860)	(4,096)
Interbank services	(24,957)	(19,839)	(14,413)
Other fees	(32,942)	(17,359)	(10,339)
Total	(183,884)	(211,572)	(193,578)

Net fees and commissions income	267,278	287,086	290,885

The fees earned in transactions with letters of credit are presented in the Consolidated Statements of Income in the line item “Interest income”.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 26

FEES AND COMMISSIONS, continued

The income and expenses for the commissions of the business segments are presented below and the calendar for the recognition of income from ordinary activities is opened:

	Segments					Revenue recognition calendar for ordinary activities
As of December 31, 2020	Individuals and PYMEs	Companies and Institutions	Global Investment Banking	Others	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commission income
Commissions for lines of credit and overdrafts	6,334	690	398	6	7,428	7,428	-	-
Commissions for guarantees and letters of credit	11,304	17,505	7,112	356	36,277	36,277	-	-
Commissions for card services	187,098	6,620	2,568	22	196,308	47,073	149,235	-
Commissions for account management	31,508	2,495	819	3	34,825	34,825	-	-
Commissions for collections, collections and payments	21,281	1,514	367	80	23,242	-	11,303	11,939
Commissions for intermediation and management of values	3,353	299	8,149	(529)	11,272	-	11,272	-
Remuneration for insurance commercialization	39,764	-	-	-	39,764	-	-	39,764
Office banking	10,393	4,077	649	-	15,119	-	15,119	-
Other remuneration for services rendered	39,318	3,606	1,028	120	44,072	-	44,072	-
Other commissions earned	18,948	11,716	12,850	(659)	42,855	-	42,855	-
Total	369,301	48,522	33,940	(601)	451,162	125,603	273,856	51,703

Commission expenses
Remuneration for card operation	(118,255)	(3,020)	(1,070)	(666)	(123,011)	-	(68,550)	(54,461)
Commissions per transaction with securities	-	-	(69)	(827)	(896)	-	(896)	-
Office banking	(1,326)	(434)	(314)	(4)	(2,078)	-	(2,078)	-
Interbank services	(16.073)	(5,183)	(3,663)	(38)	(24,957)		(24,957)
Other commissions	(20,216)	(1,550)	(5,644)	(5,532)	(32,942)	-	(32,942)	-
Total	(155,870)	(10,187)	(10,760)	(7,067)	(183,884)	-	(129,423)	(54,461)
Total Net commission income and expenses	213,431	38,335	23,180	(7,668)	267,278	125,603	144,433	(2,758)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 26

FEES AND COMMISSIONS, continued

The income and expenses for the commissions of the business segments are presented below and the calendar for the recognition of income from ordinary activities is opened.

	Segments					Revenue recognition calendar for ordinary activities
As of December 31, 2019	Individuals and PYMEs	Companies and Institutions	Global Investment Banking	Others	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commission income
Commissions for lines of credit and overdrafts	6,123	935	3,240	17	10,315	10,315	-	-
Commissions for guarantees and letters of credit	11,553	17,531	5,842	113	35,039	35,039	-	-
Commissions for card services	218,635	6,042	950	75	225,702	41,347	184,355	-
Commissions for account management	32,608	2,515	823	3	35,949	35,949	-	-
Commissions for collections, collections and payments	36,129	2,185	464	(5,423)	33,355	-	12,854	20,501
Commissions for intermediation and management of values	3,219	245	8,301	(1,611)	10,154	-	10,154	-
Remuneration for insurance commercialization	49,664	-	-	-	49,664	-	-	49,664
Office banking	9,280	3,782	606	(13)	13,655	-	13,655	-
Other remuneration for services rendered	42,499	3,748	839	245	47,331	-	47,331	-
Other commissions earned	12,462	10,727	14,293	12	37,494	-	37,494	-
Total	422,172	47,710	35,358	(6,582)	498,658	122,650	305,843	70,165

Commission expenses
Remuneration for card operation	(168,024)	(3,475)	(321)	307	(171,513)	-	(171,513)	-
Commissions per transaction with securities	-	-	(33)	(968)	(1,001)	-	(1,001)	-
Office banking	(1,186)	(389)	(282)	(3)	(1,860)	-	(1,860)	-
Interbank services	(12,776)	(4,121)	(2,912)	(30)	(19,839)		(19,839)
Other commissions	(9,559)	(1,013)	(2,707)	(4,080)	(8,359)	-	(8,359)	-
Total	(191,545)	(8,998)	(6,255)	(4,774)	(211,572)	-	(211,572)	-
Total Net commission income and expenses	230,627	38,712	29,103	(11,356)	287,086	122,650	94,271	70,165

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 27

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

The detail of income (expense) from financial operations is as follows:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$

Net gains on trading derivatives	42,704	(162,183)	38,217
Net gains on financial assets at fair value through profit or loss	1,671	11,878	9,393
Net gains on derecognition of financial assets measured at amortized cost	80,679	63,672	8,479
Sale of loans and accounts receivables from customers
Current portfolio	48	63	(309)
Charged-off portfolio	(110)	3,248	709
Repurchase of issued bonds (*)	(24,973)	3,073	(1,085)
Other income (expense) from financial operations	(9,237)	2,084	(2,230)
Total income (expense)	90.800	(78,165)	53,174

(*) The Bank repurchased its own bonds, see Note 2 for details.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 28

NET FOREIGN EXCHANGE GAIN (LOSS)

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale,

For the years ended December 31, 2020, 2019 and 2018 net foreign exchange income is as follows:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$

Net foreign exchange gain (loss)
Net profit (loss) from currency exchange differences	90,133	(89,893)	(212,618)
Hedging derivatives	(27,624)	362,374	252,275
Income from assets indexed to foreign currency	(3,512)	7,376	12,251
Total	58,997	279,857	51,908

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 29

EXPECTED CREDIT LOSSES ALLOWANCE

I.	Expected credit losses (ECL) allowance – under IFRS 9

As of December 31, 2020 and 2019, under the new credit risk model established by IFRS 9 the ECL allowance by stage recorded at income statements is as follows:

For the year ended December 31, 2020 (*)	Stage1		Stage2		Stage3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	20,055	9,617	35,861	23,410	115,730	86,018	290,691
Mortgage loans	0	16,603	0	(5,966)	0	7,636	18,273
Consumer loans	0	19,024	0	(18,914)	0	161,466	161,576
Contingent loans	1,335	(1,600)	1,624	4,023	(14)	423	5,789
Loans and account receivable at FVOCI	1,253	-	-	-	-	-	1,253
Debt at FVOCI	-	682	-	-	-	-	682
Total	22,643	44,326	37,485	2,552	115,716	255,543	478,264

(*) Includes overlays for an amount of MCh$59,000. See Note 37, Risk management.

For the year ended December 31, 2019	Stage1		Stage2		Stage3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(3,002)	(4,930)	(10,469)	(8,686)	(79,501)	(33,657)	(140,245)
Mortgage loans	-	(1,177)	-	(4,998)	-	(8,237)	(14,412)
Consumer loans	-	(8,875)	-	(15,280)	-	(145,328)	(169,483)
Contingent loans	45	589	10	24	152	188	1,008
Loans and account receivable at FVOCI	5	-	-	-	-	-	5
Debt at FVOCI	-	(184)	-	-	-	-	(184)
Total	(2,952)	(14,577)	(10,459)	(28,940)	(79,349)	(187,034)	(323,311)

For the year ended December 31, 2018	Stage1		Stage2		Stage3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	79	5,652	(2,891)	(1,533)	(96,131)	(47,959)	(142,783)
Mortgage loans	-	5,583	-	5,161	-	3,377	14,121
Consumer loans	-	1,861	-	192	-	(191,304)	(189,251)
Contingent loans	(90)	1,214	11	(68)	(225)	(834)	8
Loans and account receivable at FVOCI	363	-	68	-	-	-	431
Debt at FVOCI	-	66	-	-	-	-	66
Total	352	14,376	(2,812)	3,752	(96,356)	(236,720)	(317,408)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 30

PERSONNEL SALARIES AND EXPENSES

For the years ended December 31, 2020, 2019 and 2018, the composition of personnel salaries and expenses is as follows:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$

Personnel compensation	265,312	260,445	259,354
Bonuses or gratifications	77,046	78,534	72,728
Stock-based benefits	(1,589)	(315)	(337)
Seniority compensation	22,380	25,006	21,869
Pension plans	1,026	567	1,069
Training expenses	2,887	4,918	3,782
Day care and kindergarten	2,769	2,731	2,778
Welfare funds	6,531	6,644	6,040
Other personnel expenses	32,308	31,627	30,281
Total	408,670	410,157	397,564

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 31

ADMINISTRATIVE EXPENSES

For the years ended December 31, 2020, 2019 and 2018, the composition of the item is as follows:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$

General administrative expenses	142,848	124,896	145,241
Maintenance and repair of property, plant and equipment	20,300	19,214	20,962
Office lease	-	-	29,761
Equipment lease	-	-	55
Short term leases contracts	1,625	4,177	-
Insurance payments	5,064	3,848	3,439
Office supplies	4,774	5,126	5,070
IT and communication expenses	68,436	52,017	44,209
Heating, and other utilities	5,455	2,848	4,849
Security and valuables transport services	12,365	12,187	12,168
Representation and personnel travel expenses	2,375	4,109	3,444
Judicial and notarial expenses	860	1,277	1,148
Fees for technical reports and auditing	8,460	7,643	10,020
Other general administrative expenses	13,134	12,450	10,116
Outsourced services	72,513	71,572	65,358
Data processing	38,032	31,921	32,360
Archive services	2,619	3,518	3,401
Valuation services	3,208	3,644	3,167
Outsourcing	6,177	10,139	9,936
Other	22,477	22,350	16,494
Board expenses	1,517	1,356	1,297
Marketing expenses	16,791	20,891	19,286
Taxes, payroll taxes, and contributions	16,781	14,897	13,907
Real estate taxes	2,214	1,954	1,730
Patents	2,135	1,913	1,896
Other taxes	5	5	7
Contributions to FMC (former SBIF)	12,427	11,025	10,274
Total	250,450	233,612	245,089

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 32

DEPRECIATION, AMORTIZATION, AND IMPAIRMENT

Depreciation, amortization and impairment charges for the years ended December 31, 2020, 2019 and 2018, are detailed below:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(56,311)	(52,855)	(54,987)
Amortization of Intangible assets	(25,384)	(26,348)	(24,293)
Depreciation right of use assets	(27,731)	(26,889)	-
Total depreciation and amortization	(109,426)	(106,092)	(79,280)
Impairment of property, plant, and equipment	-	(1,013)	(39)
Impairment of right of use assets	(638)	(1,713)	-
Impairment of intangibles	-	-	-
Total impairment	(638)	(2,726)	(39)
Total	(110,064)	(108,818)	(79,319)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 33

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is comprised of the following components:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$

Income from assets received in lieu of payment	5,934	5,613	7,106
Release of contingencies provisions (1)	503	-	12,020
Other income	1,769	7,388	4,003
Leases	-	-	222
Income from sale of property, plant and equipment (2)	865	2,456	2,490
Compensation from insurance companies due to damages (3)	702	4,681	144
Other	202	251	1,147

Total	8,206	13,001	23,129

(1) In accordance with IAS 37, the Bank recorded contingencies provisions, which in 2018 and 2020 were favorable to the Bank.

(2) Legal cession of rights made by Bansa Santander S.A. which resulted in an income of Ch$2,122 million, as of December 31, 2018.

(3) Mainly related to recoveries from fraud claims.

b)       Other operating expenses are detailed as follows:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment	2,941	3,900	2,537
Provision on assets received in lieu of payment	1,456	1,828	816
Expenses for maintenance of assets received in lieu of payment	1,485	2,072	1,721
Credit card expenses	546	1,077	3,151
Customer services	1,559	2,456	3,635
Other expenses	72,760	41,870	23,019
Operating charge-offs	10,675	8,349	5,694
Life insurance and general product insurance policies (1)	32,987	21,205	9,964
Sale of property plant and equipment	-	67	62
Retail association payment	326	343	898
Sale of participation on associates	20	126	-
Expense on social commotion event	-	1,823	-
Leasing land tax (2)	3,174	-	-
Commercial representation expenses	3,501	256	-
Non-recurrent expenses	6,622	-	-
Other	15,455	9,701	6,401

Total	77,806	49,303	32,342

(1) New Fraud Law became effective on 2020.

(2) Annual Land Tax surcharge approved in the Tax Modernization Law of February 24, 2020.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

a)       Loans to related parties:

Below are loans and accounts receivable as well as contingent loans that correspond to related entities:

	As of December 31,
	2020				2019				2018
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	352,590	265	3,939	900	246,868	375	2,986	685	122,289	459	4,299	233
Mortgage loans	-	-	22,428	-	-	-	20,473	-	-	-	18,814	-
Consumer loans	-	-	6,131	-	-	-	5,781	-	-	-	5,335	-
Loans and accounts receivable:	352,590	265	32,498	900	246,868	375	29,240	685	122,289	459	28,448	233

Allowance for loan losses	(1,138)	(9)	(137)	(14)	(122)	(182)	(179)	(10)	(308)	(9)	(116)	(5)
Net loans	351,452	256	32,361	886	246,746	193	29,061	675	121,981	450	28,332	228

Guarantees	3,323	-	27,203	442	462,513	-	23,918	288	442,854	-	22,893	7,171

Contingent loans:
Personal guarantees	-	-	-	-	-	-	-	-	-	-	-	-
Letters of credit	3,447	-	-	93	4,112	-	-	63	5,392	-	2,060	44
Guarantees	811	-	-	-	464,691	-	-	-	445,064	-	3,364	-
Contingent loans:	4,258	-	-	93	468,803	-	-	63	450,456	-	5,424	44
Allowance for contingent loans	(6)	-	-	-	(835)	-	-	-	(1)	-	(18)	-
Net contingent loans	4,252	-	-	93	467,968	-	-	63	450,455	-	5,406	44

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

Loan activity to related parties during 2020, 2019 and 2018 is shown below:

	As of December 31,
	2020				2019				2018
	Companies of the Group (*)	Associated companies	Key Personnel	Other	Companies of the Group (*)	Associated companies	Key Personnel	Other	Companies of the Group (*)	Associated companies	Key Personnel	Other

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	715,671	375	29,240	748	572,745	459	33,871	7,899	476,906	771	27,051	7,826
Loans granted	388,896	-	8,080	727	193,798	167	4,826	500	200,657	39	16,574	773
Loans payments	(747,719)	(110)	(4,822)	(482)	(50,872)	(251)	(9,457)	(7,651)	(104,818)	(351)	(9,754)	(700)
Total	356,848	265	32,498	993	715,671	375	29,240	748	572,745	459	33,871	7,899

(*) Loans with non-controlled companies (not-consolidated) amount MCh$2,286, MCh$2,059 and MCh$122,289 as of December 31, 2020, 2019 and 2018, respectively.

b)       Assets and liabilities with related parties

	As of December 31,
	2020				2019				2018
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	703,069	-	-	-	171,816	-	-	-	189,803	-	-	-
Trading investments	-	-	-	-	-	-	-	-	-	-	-	-
Obligations under repurchase agreements Loans	-	-		-	-	-	-	-	-	-	-	-
Financial derivative contracts	978,696	186,038	33	7	2,058,715	218,610	-	55	748,632	105,358	-	9
Debt instrument at FVOCI	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	445,609	412,277	-	-	185,317	210,579	-	-	38,960	51,842	-	-

Liabilities
Deposits and other demand liabilities	17,118	4,484	5,997	3,242	25,261	93,761	4,624	566	27,515	21,577	2,493	480
Obligations under repurchase agreements Loans	961,718	-	101	-	138,498	5,000	270	80	6,501	-	329	68
Time deposits and other time liabilities	1,409,404	100	4,706	864	1,183,235	282,171	4,246	2,204	2,585,337	-	3,189	838
Financial derivative contracts	1,137,502	354,108	-	-	2,159,660	288,013	-	3	770,624	112,523	-	-
Interbank borrowing	544,291	-	-	-	-	-	-	-	-	-	-	-
Issued debt instruments	349,002	-	-	-	363,154	-	-	-	335,443	-	-	-
Other financial liabilities	-	-	-	-	6,231	-	-	-	6,807	-	-	-
Other liabilities	1,210	4,484	5,997	3,242	8,130	146,164	-	-	60,884	89,817	-	-

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 34

TRANSACTIONS WITH RELATED PARTIES, continued

c)	Income (expense) recorded due to transactions with related parties

	For the years ended December 31,
	2020				2019				2018
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income (expense) recorded
Interest income and inflation-indexation adjustments	(30,586)	21	1,202	10	(41,181)	(5,235)	1,151	26	(53,256)	(156)	1,252	508
Fee and commission income and expenses	46,823	22,596	152	24	28,274	14,499	232	28	91,178	7,826	305	22
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	(390,737)	240,565	-	-	(586,318)	(84,236)	-	-	(566,677)	65,727	27	(12)
Other operating income and expenses	492	(522)	-	-	406	(2,026)	-	-	42	1,388	-	-
Key personnel compensation and expenses		-	(31,961)	-	-	-	(37,377)	-	-	-	(40,683)	-
Administrative and other expenses	(45,478)	(16,763)	-	-	(11,877)	(47,757)	-	-	(43,035)	(50,764)	-	-

Total	(419,486)	245,897	(30,607)	34	(610,696)	(124,755)	(35,994)	54	(571,748)	24,021	(39,099)	518

(*) Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries,

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

The compensation received by key management personnel, including Board members and all the executives holding manager positions shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statements of Income, corresponds to the following categories:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$

Personnel compensation	16,220	16,264	16,924
Board members’ salaries and expenses	1,452	1,358	1,230
Bonuses or gratifications	12,583	16,104	16,243
Stock-based benefits	(1,589)	(315)	(337)
Seniority compensation	1,079	2,378	4,202
Pension plans	1,026	567	1,069
Training expenses	87	37	210
Health funds	276	273	284
Other personnel expenses	827	711	858
Total	31,961	37,377	40,683

(*) Some of the executives that qualified for this benefit left the Group for different reasons, without complying with the requirements to receive the benefit, therefore the obligation amount decreased, which generated the reversal of provisions.

e)	Composition of key personnel

As of December 31, 2020, 2019 and 2018, the composition of the Bank’s key personnel is as follows:

Position	N° of executives
	As of December 31,
	2020	2019	2018

Director	11	10	11
Division manager	13	12	12
Manager	96	106	108

Total key personnel	120	128	131

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

Plan Assets owned by the Bank at the end of 2020 totaled MCh$8,224 (MCh$7,195 in 2019).

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

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment	Plans post-employment
	2020	2019

Mortality chart	RV-2014	RV-2014
Termination of contract rates	5,0%	5,0%
Impairment chart	PDT 1985	PDT 1985

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 35

PENSION PLANS, continued

Activity for post-employment benefits is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Plan assets	8,224	7,195
Commitments for defined-benefit plans
For active personnel	(7,551)	(6,525)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	673	670

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$

a) Fair value of plan assets
Opening balance	7,195	6,804	7,919
Expected yield of insurance contracts	385	333	353
Employer contributions	870	859	836
Actuarial (gain) losses	-	-	-
Premiums paid	-	-	-
Benefits paid	(226)	(801)	(2,304)
Fair value of plan assets at year end	8,224	7,195	6,804
b) Present value of obligations
Present value of obligations opening balance	(6,525)	(5,958)	(6,998)
Net incorporation of Group companies	-	-	-
Service cost	(1,026)	(567)	(1,069)
Interest cost	-	-	-
Curtailment/settlement effect	-	-	-
Benefits paid	-	-	-
Past service cost	-	-	-
Actuarial (gain) losses	-	-	-
Other	-	-	2,109
Present value of obligations at year end	(7,551)	(6,525)	(5,958)
Net balance at year end	673	670	846

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 35

PENSION PLANS, continued

Plan expected profit:

	As of December 31,
	2020	2019	2018

Type of expected yield from the plan’s assets	UF + 2,50% annual	UF + 2,50% annual	UF + 2,50% annual
Type of yield expected from the reimbursement rights	UF + 2,50% annual	UF + 2,50% annual	UF + 2,50% annual

Plan associated expenses:

	For the years ended December 31,
	2020	2019	2018
	MCh$	MCh$	MCh$

Current period service expenses	1,026	566	1,069
Interest cost	-	-	-
Expected yield from plan’s assets	(385)	(333)	(353)
Expected yield of insurance contracts linked to the Plan:	-
Extraordinary allocations	-	-	-
Actuarial (gain)/ losses recorded in the period	-	-	-
Past service cost	-	-	-
Other	-	-	-
Total	641	233	716

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation and may not be justified in comparison with independent markets.

Except as detailed in the following table, management considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2020 and 2019:

	As of December 31,
	2020		2019
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$
Assets
Financial derivative contracts	133,718	133,718	8,148,608	8,148,608
Financial assets held for trading	9.032.085	9,032,085	270,204	270,204
Loans and accounts receivable at amortized cost, net	33,303,100	36,921,368	31,775,420	34,602,793
Loans and accounts receivable at FVOCI, net	69,331	69,331	66,065	66,065
Debt instrument at FVOCI	7,162,542	7,162,542	4,010,272	4,010,272
Guarantee deposits (margin accounts)	608,359	608,359	314,616	314,616

Liabilities
Deposits and interbank borrowings	31,471,283	32,047,227	26,010,067	26,200,921
Financial derivative contracts	9,018,660	9,018,660	7,390,654	7,390,654
Issued debt instruments and other financial liabilities	8,388,495	9,590,678	9,727,081	10,718,997
Guarantees received (margin accounts)	624,205	624,205	994,714	994,714

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 36

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

b)	Loans and accounts receivable at amortized cost

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

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

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by the volatility simile (implicit volatility), Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility parameter is created by interpolation and then these volatilities are used to value options.

• Guarantee deposits, guarantee received (Threshold)	Present Value of Cash Flows Model	Collateral associated to derivatives financial contracts: Average trading swap (CMS), FX and inflation Forward, Cross Currency Swap (CCS), Interest Rate Swap (IRS) y FX options.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In limited occasions significant inputs not observable in market data are used (Level 3). Several techniques are used to perform these estimates, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description of no observable inputs
• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
• UF options	Black – Scholes	There is no observable input of implicit volatility.
• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility.
• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
• Debt instruments (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.
• Loans and account receivable at FVOCI	Present Value of Cash Flows Model	Measured by discounting estimated cash flow using the interest rate of new contracts.

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis:

	Fair value measurement
As of December 31,	2020	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets held for trading	133,718	132,246	1,472	-
Loans and accounts receivable at FVOCI, net	69,331	-	-	69,331
Debt instruments at FVOCI	7,162,542	7,145,285	16,731	526
Derivatives	9,032,085	-	9,024,484	7,601
Guarantee deposits (margin accounts)	608,359	-	608,359	-
Total	17,006,035	7,277,531	9,651,046	77,458

Liabilities
Derivatives	9,018,660	-	9,015,900	2,760
Guarantees received (margin accounts)	624,205	-	624,205	-
Total	9,642,865	-	9,640,105	2,760

	Fair value measurement
As of December 31,	2019	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets held for trading	270,204	270,204	-	-
Loans and accounts receivable at FVOCI, net	66,065	-	-	66,065
Debt instruments at FVOCI	4,010,272	3,992,421	17,146	705
Derivatives	8,148,608	-	8,133,700	14,908
Guarantee deposits (margin accounts)	314,616	-	314,616	-
Total	12,809,765	4,262,625	8,465,462	81,678

Liabilities
Derivatives	7,390,654	-	7,387,704	2,950
Guarantees received (margin accounts)	994,714	-	994,714	-
Total	8,385,368	-	8,382,418	2,950

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents assets or liabilities which are not measured at fair value in the statements of financial position but for which the fair value is disclosed:

	Fair value measurement
As of December 31,	2020	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Loans and accounts receivable at amortized cost, net	36,921,368	-	-	36,921,368
Total	36,921,368			36,921,368
Liabilities
Deposits and interbank borrowings	32,047,227	-	17,486,334	14,560,893
Issued debt instruments and other financial liabilities	9,590,678	-	9,590,678	-
Total	41,637,905	-	27,077,012	14,560,893

	Fair value measurement
As of December 31,	2019	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Loans and accounts receivable at amortized cost, net	34,602,793	-	-	34,602,793
Total	34,602,793	-	-	34,602,793
Liabilities
Deposits and interbank borrowings	26,200,921	-	15,903,489	10,297,432
Issued debt instruments and other financial liabilities	10,718,997	-	10,718,997	-
Total	36,919,918	-	26,622,486	10,297,432

The fair values of other assets and other liabilities approximate their carrying values.

The methods and assumptions to estimate the fair value are defined below:

-	Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk-free interest rate are incorporated to the risk-free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

-	Deposits and interbank borrowings – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.

-	Issued debt instruments and other financial liabilities – The fair value of long-term loans was estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in Note 1,k)

There were no transfers between levels 1 and 2 for the year ended December 31, 2020 and 2019.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2020
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Derivatives	Present Value method	Curves on TAB (1)	(1.3)	(1.3)
Debt instruments at FVOCI	Internal rate of return method	BR UF (2)	-	-

As of December 31, 2019
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Derivatives	Present Value method	Curves on TAB (1)	(2.3)	2.3
Debt instruments at FVOCI	Internal rate of return method	BR UF (2)	-	-

(1)	TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30, 90, 180 and 360 day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento - UF)).

(2)	BR: “Bonos de Reconocimiento” (Recognition Bonds). The Recognition Bond is an instrument of money provided by the State of Chile to workers who joined the new pension system, which began operating since 1981.

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant inputs (Level 3) as of December 31, 2020 and 2019:

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2020	81,678	2,950

Total realized and unrealized profits (losses)
Included in statements of income	(196)	1,012
Included in other comprehensive income	3,087	-
Purchases, issuances, and loans (net)	-	-
Level transfer	(7,111)	(1,202)
As of December 31, 2020	77,458	2,760

Total profits or losses included in comprehensive income for 2020 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2019	(4,220)	(190)

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2019	80,781	795

Total realized and unrealized profits (losses)
Included in statements of income	827	2,155
Included in other comprehensive income	70	-
Purchases, issuances, and loans (net)	-	-
Level transfer	-	-
As of December 31, 2019	81,678	2,950

Total profits or losses included in comprehensive income for 2019 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2018	897	2,155

The realized and unrealized profits (losses) included in comprehensive income for 2020 and 2019, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statements of Comprehensive Income.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 36

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The potential effect as of December 31, 2020 and 2019 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant inputs (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2020 and 2019:

As of December 31, 2020

	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts (*)	8.840.436	-	8.840.436	191,649	9,032,085
Investments under resale agreements	-	-	-
Loans and accounts receivable at amortized cost, net	-	-	-
Loans and accounts receivable at FVOCI, net	-	-	-	33,303,100	33,303,100
Total	8.840.436	-	8.840.436	33,494,749	42,335,185
Liabilities
Financial derivative contracts (*)	8,922,079	-	8,922,079	96,581	9,018,660
Investments under resale agreements	969,808	-	969,808	-	969,808
Deposits and interbank borrowings	-	-	-	31,471,283	31,471,283
Total	9,891,887	-	9,891,887	31,567,864	41,459,751

(*) Derivatives contract have guarantees associated for Ch$191,802 million and Ch$96,263, respectively.

As of December 31, 2019

	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts	8,148,151	-	8,148,151	457	8,148,608
Investments under resale agreements	-	-
Loans and accounts receivable at amortized cost, net		-		31,775,420	31,775,420
Loans and accounts receivable at FVOCI, net	66,065		-	66,065	66,065
Total	8,214,216	-	8,148,151	31,841,942	39,990,093
Liabilities
Financial derivative contracts	7,388,145	-	7,388,145	2,509	7,390,654
Investments under resale agreements	380,055	-	380,055	-	380,055
Deposits and interbank borrowings	-	-	-	26,010,067	26,010,067
Total	7,768,200	-	7,768,200	26,012,576	33,780,776

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

	As of December 31, 2020		As of December 31, 2019
Financial derivative contracts	Assets	Liability	Assets	Liability
	MCh$	MCh$	MCh$	MCh$

Financial derivative contracts with collateral agreement threshold equal to zero	8,127,263	7,900,539	7,478,837	6,748,219
Financial derivative contracts with non-zero threshold collateral agreement	471,529	606,661	532,298	517,814
Financial derivative contracts without collateral agreement	433,293	511,460	137,472	124,621
Total	9,302,085	9,018,660	8,148,607	7,390,654

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risks. The main risks related to financial instruments that apply to the Bank are as follows:

-	Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:

•	Foreign exchange risk: this arises as a consequence of exchange rate fluctuations among currencies.

•	Interest rate risk: this arises as a consequence of fluctuations in market interest rates.

•	Price risk: this arises as a consequence of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all the instruments negotiated in the market.

•	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UFs.

-	Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party.

-	Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

-	Operational risk: the risk of loss due to inadequate or failed internal processes, people or systems or external events, and have legal, regulatory and reputational effect.

-	Capital risk: this is the risk that the Bank may have an insufficient amount and/or quality of capital to meet the minimum regulatory requirement to operate as a bank, respond to market expectations regarding its creditworthiness, and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

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

A.       Integral Risk Committee

The Integral Risk Committee of the Board is responsible for reviewing and monitoring all risks that may affect us, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises risk in general. It also evaluates the reasonability of the systems for measurement and control of risks.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

•	Credit risk

•	Market risk

•	Operational risk

•	Cybersecurity

•	Solvency risk (BIS)

•	Legal risks

•	Compliance risks

•	Reputational risks

This Committee includes six Board members. This committee also includes the CEO, the Director of Risk and other senior level executives from the risk and commercial side of our business.

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

The main functions of the ALCO are:

•	Making the most important decisions, approving the risk appetite and limits regarding our exposure to inflation, interest rate risk, funding, capital and liquidity levels.

•	Review of the evolution of the most relevant local and international markets and monetary policies.

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

The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading investment portfolio.

•	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the net foreign exchange exposure and limit.

•	Reviewing the results of the Bank’s client treasury business.

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

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

Market risk management

The Bank’s internal management measures market risk based mainly on the procedures and standards of Banco Santander Spain, which are in turn based on an analysis of three principal components:

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

The main decisions that relate to market risk for the Bank and the limits regarding market risk are made in the Asset and Liability Committee and the Market Committee. The measurement and oversight of market risks is performed by the Market Risk Department. The Bank’s governance rules have established the existence of two high-level committees that, among other things, function to monitor and control market risks: the Asset and Liability Committee and the Market Committee.

The Market Risk department’s functions in connection with trading portfolio include the following:

i.	applies the “Value at Risk” (VaR) techniques to measure interest rate risk,

ii.	adjust the trading portfolios to market and measure the daily income and loss from commercial activities,

iii.	compare the real VaR with the established limits,

iv.	establish procedures to prevent losses in excess of predetermined limits, and

v.	furnishes information on the trading activities to the ALCO, other members of the Bank’s management, and the Global Risk Department of Banco Santander Spain.

The Market Risk department’s functions in connection with financial management portfolios include the following:

i.	performs sensitivity simulations (as explained below) to measure interest rate risk for activities denominated in local currency and the potential losses forecasted by these simulations.

ii.	provide daily reports thereon to the ALCO, other members of the Bank’s management, and the Global Risk Department of Banco Santander Spain.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

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

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2020, 2019 and 2018, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

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

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. Also, a maximum VaR limit was established that can be applied over the trading portfolio. The VaR as of December 31, 2020 was USD 2.62 million, below the total limit.

High, low and average levels for each component for 2020 and 2019 were as follows:

VaR	2020 USDMM	2019 USDMM
Consolidated:
High	12.82	15.78
Low	1.94	1.33
Average	4.45	3.06

Fixed-income investments:
High	11.96	9.77
Low	1.50	1.18
Average	3.19	2.33

Variable-income investments
High	0.01	-
Low	-	0.01
Average	-	-

Foreign currency investments
High	6.47	6.05
Low	0.71	0.10
Average	2.85	1.60

Market risk - local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currencies (not included in the trading portfolio). The Bank performs a simulation of scenarios, which will be calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 bps in all its segments) and their value in the base scenario (current market). All the inflation–indexed local currency (UF) positions are adjusted by a sensitivity factor of 0.57, which represents a 57 basis point change in the rate curve for the real rates and a 100 basis point change for the nominal rates. The same scenario is performed for the net foreign currency positions and the interest rates in U.S. dollars. The Bank has also established limits in regard to the maximum loss which these interest rate movements could impose on the capital and net financial income budgeted for the year.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

Since we assume the correlation is 0; 2ab = 0, 2ab = 0

Limitations of the sensitivity models

The most important assumption is using an exchange rate of 100 bp based on yield curve (57 bp for real rates). The Bank uses a 100 bp exchange since sudden changes of this magnitude are considered realistic. Santander Spain Global Risk Department has also established comparable limits by country, to be able to compare, monitor and consolidate market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

-	The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

-	This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.

-	The model does not take into account the sensitivity of volumes which results from interest rate changes.

-	The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market risk – Financial management portfolio – December 31, 2020 and 2019

	2020		2019
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	100,000	329,275	100,000	275,000
High	66,504	302,263	32,719	273,473
Low	26,492	214,596	12,686	145,338
Average	45,380	255,070	24,719	228,772
Financial management portfolio – foreign currency (Th$US)
Loss limit	32	53	30	75
High	19	47	20	35
Low	2	12	5	1
Average	5	33	12	12
Financial management portfolio – consolidated (in MCh$)
Loss limit	100,000	329,275	100,000	275,000
High	67,584	286,436	34,462	271,989
Low	25,111	210,706	15,236	143,836
Average	46,044	246,292	27,918	227,303

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

IBOR – reform

In December 2020, the ICB Benchmark Administration Limited (IBA) published a consultation about its intention to stop publishing LIBOR rates in currencies other than USD since December 31, 2021, and all other LIBOR in USD since June 30, 2023.

The Bank is working in a “transition program” focused mainly in:

i.	Identifying the risks associated with the transition and defining mitigation actions

ii.	Developing products referenced to the proposed replacement rates

iii.	Developing transition process, through the renegotiation of existing contracts referenced to LIBOR

At December 31, 2020, the exposures of financial assets and liabilities impacted by the IBOR reform is presented below:

Loans and advances	Deposits	Debt instruments	Financial derivative contracts (Assets)	Financial derivative contracts (Liabilities)
MCh$	MCh$	MCh$	MCh$	MCh$
362,331	582,979	200,301	614,035	483,789

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

In Note 8, 9, 10 and Note 29, we present our net exposure to credit risk at December 31, 2020 and 2019.

Credit Risk Governance

The Risk Division, our credit analysis and risk management group, is largely independent of our business areas, Risk evaluation teams interact regularly with our clients. For larger transactions, risk teams in our headquarters work directly with clients when evaluating credit risks and preparing credit applications. Various credit approval committees, all of which include Risk Division and Commercial Division personnel, must verify that the appropriate qualitative and quantitative parameters are met by each applicant. Each committee’s powers are defined by our Board of Directors.

The Bank’s governance rules have established the existence of the Integral Risk Committee. This committee is responsible for revising and following all risks that may affect us, including reputational risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises all risk functions. It also evaluates the reasonability of the systems for measurement and control of risks. This Committee includes the Vice Chairman of the Board and five Board members.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

•	Limit concentrations of exposure to customers or counterparties in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating and liquidity.

•	Develop and maintain the Bank’s credit risk classifications for the purpose of classifying risks according to the degree of exposure to financial loss that is exhibited by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.

•	Revise and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits prior to loan approvals for customers or prior to the acquisition of specific investments. Credit renewal and reviews are subject to similar processes.

The following diagram illustrates the governance of our credit risk division including the committees with approval power:

Role of Santander Spain’s Global Risk Department: Credit Risk

In matters regarding Credit Risk, Santander Spain’s Global Risk Department has the following role:

•	All credit risks greater than MCh$63,500 (or U.S.$89.1 million), after being approved locally, are reviewed by Santander Spain. This additional review ensures that no global exposure limit is being breached.

•	In standardized risks, the consumer and mortgage scoring models are developed locally. Its approval instance will depend on the relative importance of the models (“Tier” of the model); in this way, if the model is of the greatest importance, it is approved in risk committees of the Headquarters (Spain); otherwise, it is approved locally.

•	For each scoring model, a quarterly Risk Report is prepared, which is reviewed locally and is also sent to Santander Analytics (Santander Spain). This report indicates the stability of the model and its level of predictability.

Credit Approval: Loans approved on an individual basis

In preparing a credit proposal for a corporate client whose loans are approved on an individual basis, Santander-Chile’s personnel verifies such parameters as debt servicing capacity (typically including projected cash flows), the company’s financial history and projections for the economic sector in which it operates. The Risk Division is closely involved in this process and prepares the credit application for the client. All proposals contain an analysis of the client, a rating and a recommendation. Credit limits are

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

determined not on the basis of outstanding balances of individual clients, but on the direct and indirect credit risk of entire financial groups. For example, a corporation will be evaluated together with its subsidiaries and affiliates.

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

As a part of a qualitative assessment of whether a customer is in default, the Bank also considers a variety of instances that may indicate unlikeliness to pay. Such events include:

•	Internal rating of the borrower indicating default or near default

•	The borrower requesting emergency funding from the Bank

•	The borrower having past due liabilities to public creditors or employees

•	The borrower is deceased

•	A material decreases in the underlying collateral value where the recovery of the loan is expected from the sale of the collateral

•	A material decreases in the borrower’s turnover or the loss of a major customer

•	A covenant breach not waived by the Bank

•	The debtor (or any legal entity within the debtor’s group) filing for bankruptcy application/protection

•	Debtor’s listed debt or equity suspended at the primary exchange because of rumors or facts about financial difficulties

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

The Bank’s Credit Risk Department operates its internal rating models. The models incorporate both qualitative and quantitative information and, in addition to information specific to the borrower utilize supplemental external information that could affect the borrower’s behavior. The internal credit grades are assigned based on the internal scoring policy, PDs are then adjusted for IFRS 9 ECL calculations to incorporate forward looking information and the IFRS 9 Stage classification of the exposure.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

The following table shows quality assets and its related provision, based on our internal scoring policy as of December 31, 2020 and 2019:

December 31, 2020
	Individually assessed
Commercial Portfolio	Stage 1	Stage 2	Stage 3	Total Individual	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	45,862	-	-	45,862	0.13%	3	-	-	3	0.00%
A2	1,095,506	3,265	-	1,098,771	3.20%	900	54	-	954	0.09%
A3	1,863,480	19,658	-	1,883,138	5.48%	3,318	339	-	3,657	0.35%
A4	2,632,793	42,529	-	2,675,322	7.79%	7,329	606	-	7,935	0.77%
A5	2,538,748	164,341	232	2,703,321	7.87%	11,498	4,618	78	16,194	1.56%
A6	1,588,410	289,460	53	1,877,923	5.47%	16,541	14,010	53	30,604	2.95%
B1	-	715,348	-	715,348	2.08%	-	25,679	-	25,679	2.48%
B2	-	161,239	233	161,472	0.47%	-	9,566	138	9,704	0.94%
B3	-	65,684	695	66,379	0.19%	-	3,764	434	4,198	0.40%
B4	-	73,248	49,430	122,678	0.36%	-	3,008	21,014	24,022	2.32%
C1	-	29,863	138,171	168,034	0.49%	-	2,201	48,365	50,566	4.88%
C2	-	12,282	69,491	81,773	0.24%	-	926	27,021	27,947	2.70%
C3	-	1,550	55,378	56,928	0.17%	-	86	15,603	15,689	1.51%
C4	-	2,227	48,177	50,404	0.15%	-	143	21,038	21,181	2.04%
C5	-	3,981	36,822	40,803	0.12%	-	267	20,397	20,664	1.99%
C6	-	5,040	131,384	136,424	0.40%	-	185	107,364	107,549	10.37%
Subtotal	9,764,799	1,589,715	530,066	11,884,580	34.61%	39,589	65,452	261,505	366,546	35.35%

	Collectively assessed
	Stage 1	Stage 2	Stage 3	Total Group	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Commercial	4,493,999	228,591	380,019	5,102,609	14.86%	40,943	44,315	193,268	278,526	26.86%
Mortgage	11,518,363	392,372	501,090	12,411,825	36.14%	25,065	8,441	79,016	112,522	10.85%
Consumer	4,439,163	236,595	265,121	4,940,879	14.39%	88,825	31,732	158,642	279,199	26.93%
Subtotal	20,451,525	857,558	1,146,230	22,455,313	65.39%	154,833	84,488	430,926	670,247	64.65%
Total	30,216,324	2,447,273	1,676,296	34,339,893	100.00%	194,422	149,940	692,431	1,036,793	100.00%

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

December 31, 2019
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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

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

The Bank continuously monitors all assets subject to ECLs. In order to determine whether an instrument or a portfolio of instruments is subject to 12-month ECL or Lifetime ECL, the Bank assesses whether there has been a significant increase in credit risk since initial recognition.

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

Quantitative criteria for SICR Stage 2:

The quantitative criteria are used to identify where an exposure has increased in credit risk and it is applied based on whether an increase in the lifetime PD since the recognition date exceeds the threshold set in absolute terms. The following formula is used to determine such threshold:

Threshold = Lifetime PD (at reporting date) – Lifetime PD (at origination)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

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

Collectively assessed				Individually assessed
Mortgages	Other loans	Revolving (Credit cards)	Collectively assessed SME	Individually assessed SME	Middle market	Corporate and Investment Banking
Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days
Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring
				Clients considered to be substandard or in incompliance (pre-legal action)	Clients considered to be substandard or in incompliance (pre-legal action)	Clients considered to be substandard or in incompliance (pre-legal action)

These thresholds are defined by the Model Committee and the Integral Risk Committee and are evaluated annually with updates made depending on impacts and definitions of the risk models associated to each portfolio.

As a result of the instability caused by the COVID-19 pandemic and according to our corporate guidelines, management has decided not to modify the thresholds for SICR defined above.

f.	Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses over the expected life of the financial instrument.  A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. Because expected credit losses consider the amount and timing of payments, a credit loss arises even if the entity expects to be paid in full but later than when contractually due.

For financial assets, a credit loss is the present value of the difference between: the contractual cash flows that are due under the contract; and the cash flows that the Bank expects to receive. For undrawn loan commitments, a credit loss is the present value of the difference between: the contractual cash flows that are due if the holder of the loan commitment draws down the loan; and the cash flows that the Bank expects to receive if the loan is drawn down.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

For a financial asset that is credit-impaired at the reporting date, but that is not a purchased or originated credit-impaired financial asset, an entity shall measure the expected credit losses as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Any adjustment is recognized in profit or loss as an impairment gain or loss. In accordance with our internal procedures, the Bank calculates allowance for expected credit losses under de "Cash flow discounted Methodology" when the financial asset is classified in stage 3, with a PD equal to 100% and is evaluated as individually significant. The following table set up the allowance and exposure at default (EAD) of the loans that meet the conditions:

	2020	2019
	MCh$	MCh$
Loans and account receivable	224,087	128,161
Allowance for ECL	119,537	53,741

The measurement of ECLs required to be based on reasonable and supportable information that is available to an entity without undue cost or effort. The Bank has developed estimates based on the best available information about past events, current conditions and forecasts of economic conditions. Indeed, in April, the Bank completed a calibration of parameters, resulting in an additional allowance for MCh$2,066. Additionally, with current COVID-19 infection rates having increased and continued high levels of uncertainty in the macro-economic outlook and to address a potential lag in defaults the Bank’s management have determined to record overlay or post-model adjustments for an amount of MCh$59,000, wherein MCh$29,000 addressed macroeconomics’ variables and MCh$30,000 associated to expected behavior of Fogape loans.

g.	Grouping financial assets measured on a collective basis

The Bank calculates ECLs either on a collective or an individual basis.

The evaluates on individual basis commercial loans that are greater than Ch$400 million (US$240,000), while smaller commercial loans, mortgage loans and consumer loans are grouped into homogeneous portfolios, based on a combination of internal and external characteristics.

h.	Modified loans

When a loan measured at amortized cost has been renegotiated or modified but not derecognized, the Bank assesses whether the transaction should be treated as a modified asset or a derecognition. If the transaction does not result in derecognition the Bank must recognize the resulting gains or losses as the difference between the carrying amount of the original loans and modified contractual cash flows discounted using the EIR before modification.

If the modification results in derecognition, then the modified asset is considered to be a new asset.

	As of December 31, 2020				As of December 31, 2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount	30,216,324	2,447,273	1,676,296	34,339,893	29,041,636	1,995,733	1,634,146	32,671,515
Modified loans	-	799,572	886,021	1,685,593	-	512,529	611,316	1,123,845
%	-	36.67%	52.86%	4,91%	-	25.68%	37.41%	3.44%

ECL allowance	194,422	149,940	692,431	1,036,793	133,269	121,261	641,565	896,095
Modified loans		33,118	409,485	442,603	-	36,329	242,649	278,978
%		22.09%	59.14%	42.69%	-	29.96%	37.82%	31.13%

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

The Bank has conducted an exhaustive analysis of the measures implemented as a result of COVID-19, under the perspective of modified assets. The payment holiday program granted to our consumer loan portfolio were 3-month grace periods, modified terms and installments, and allowed modified interest rate, to the current market lower rate, and was considered a substantial modification of the original contractual conditions. Therefore, these consumer loans were accounted for as an end of the original financial loan and the recognition of a new financial asset. In line with our internal guide, these modifications are classified as modifications for commercial reasons, because they are not attributable to the financial difficulty of the debtor, and a new loan operation has been originated under current market conditions.

For the mortgage loan portfolio, original contractual conditions were not modified, instead, the clients signed an addendum for the postponed installments, and a complementary operation was generated, with the mortgage guarantee covering both operations. Neither the monthly installments nor the rates were modified. This measure was granted only to clients with less than 30 days past due, and we have observed, once the postponed periods have ended, 98% of our clients are meeting their obligations in a timely manner. In line with our internal guide, we have concluded that the modifications granted to customers with no past due days were classified as modifications for commercial reasons, meanwhile clients with any past due or that have had some restructuring (marked special risk), were classified as modifications for the financial difficulty of the debtor, and the Bank has calculated the difference between the gross carrying amount and the present value of the modified loans discounted at the original effective interest rate. The amount was not material to the Bank.

i.	COVID-9 support measures

As of December 31, 2020, , the support measures are classified as Fogape loans or payment holiday granted by the Bank:

COVID-19 measures	As of December 31, 2020
MCh$
Fogape loans	2,076,119
Payment holiday	9,098,028
Payment holiday – current	734,986
Payment holiday - expired	8,363,042

The payment holiday mainly granted mortgage loan agreements, and postponed monthly installment that comprises principal, interest, inflation and related insurances. The Bank has been monitoring closely the expired payment holidays, and as of December 31,2020 only MCh$121,850 are defaulted.

The following table show residual maturity of support measures that have not expired as of December 31, 2020:

Residual maturity		<= 6 months	<= 12 months	<= 2 years	> 2 year <= 5 year
	MCh$	MCh$	MCh$	MCh$	MCh$
Fogape loans	2,076,119	-	-	214,400	1,861,719
Payment holiday – current	734,986	722,746	7,861	4,379	-

j.	Macroeconomic forward-looking information and scenarios

The annual growth forecasts for the most relevant macroeconomic variables for each of our scenarios are as follows:

	Average estimates 2020 - 2021
	Unfavorable scenario 2	Unfavorable scenario 1	Base scenario	Favorable scenario 1	Favorable scenario 2
Official interest rate	0.25%	0.50%	1.59%	3.20%	4.42%
Unemployment rate	7.31%	6.96%	6.50%	6.04%	5.70%
Housing Price growth	(1.70)%	1.04%	4.67%	8.30%	11.04%
GDP growth	(1.16)%	0.67%	3.12%	5.56%	7.40%
Consumer Price Index	(0.26)%	1.07%	2.82%	4.57%	5.90%

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

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

Local scenario		Global scenario
	Probability weighting		Probability weighting
Favorable scenario 2	10%	Favorable scenario 1	30%
Favorable scenario 1	15%	Base scenario	40%
Base scenario	50%	Unfavorable scenario 1	30%
Unfavorable scenario 1	15%
Unfavorable scenario 2	10%

The ECL allowance sensibility to future macro-economic conditions is as follows:

	December 31, 2020	December 21,2019
	MCh$	MCh$
Reported ECL allowance	1,036,793	896,095
Gross carrying amount	34,339,893	32,671,515

Reported ECL Coverage	3.02%	2.74%

ECL amount by scenarios
Favorable scenarios 2	876,654	797,501
Favorable scenarios 1	930,044	835,956
Base scenarios	981,671	884,480
Unfavorable scenarios 2	1,047,127	929,802
Unfavorable scenarios 2	1,083,371	962,437

Coverage ratio by scenarios
Favorable scenarios 2	2.55%	2.44%
Favorable scenarios 1	2.71%	2.56%
Base scenarios	2.86%	2.71%
Unfavorable scenarios 2	3.05%	2.85%
Unfavorable scenarios 2	3.15%	2.95%

Under the current uncertainty generated by COVID-19 over the macro-economical scenarios, the Bank’s management has decided not to modify macroeconomic variables for each of our scenarios, but rather has used the option to establishing management post-model adjustment or overlays. See letter f) above.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

k.	Analysis of risk concentration

The following table shows the risk concentration by industry, and by stage before ECL allowance of loans and account receivable at amortized cost:

	December 31, 2020				December 31, 2019 (*)
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Manufacturing	1,180,220	130,361	67,640	1,378,221	1,110,484	107,356	67,974	1,285,814
Mining	265,195	161,631	6,789	433,615	280,297	123,005	3,739	407,041
Electricity, gas, and water	349,849	27,848	6,577	384,274	309,941	22,907	8,196	341,044
Agriculture and livestock	1,024,795	233,552	87,517	1,345,864	1,020,857	172,984	93,440	1,287,281
Forest	141,892	23,463	13,820	179,175	132,483	17,035	15,689	165,207
Fishing	209,182	20,128	4,842	234,152	223,980	24,879	7,695	256,554
Transport	622,161	97,624	58,076	777,861	665,570	64,115	34,192	763,877
Communications	294,957	28,433	7,725	331,115	206,660	28,122	6,168	240,950
Construction (*)	811,807	61,828	85,734	959,369	782,265	85,435	106,568	974,268
Commerce	2,549,770	223,884	89,684	2,863,338	2,655,982	110,326	30,107	2,796,415
Services	3,506,443	393,319	239,535	4,139,297	2,971,563	190,097	204,472	3,366,132
Other	3,302,527	416,235	242,146	3,960,908	3,442,541	298,806	236,395	3,977,742

Subtotal	14,258,798	1,818,306	910,085	16,987,189	13,802,623	1,245,067	814,635	15,862,325

Mortgage loans	11,518,363	392,372	501,090	12,411,825	10,275,966	457,948	529,081	11,262,995

Consumer loans	4,439,163	236,595	265,121	4,940,879	4,963,047	292,718	290,430	5,546,195

Total	30,216,324	2,447,273	1,676,296	34,339,893	29,041,636	1,995,733	1,634,146	32,671,515

(*) In 2019 we improved the classification of our construction loans, reassigning loans for real estate rental investment companies to services

l.	Collateral and other credit enhancement

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

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. The main type of collateral obtained are the following:

•	For securities lending and reverse repurchase transactions, cash or securities

•	For corporate and small business lending, charges over real estate properties, inventory and trade receivables and, in special circumstances, government guarantees

•	For retail lending, mortgages over residential properties

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

The following table show the maximum exposure to credit risk by class of financial asset, associated collateral and the net exposure to credit risk:

	As of December 31,
	2020				2019
	Maximum exposure to credit risk	Collateral	Net exposure	Associated ECL	Maximum exposure to credit risk	Collateral	Net exposure	Associated ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	17,057,874	9,887,154	7,170,720	646,426	15,928,491	8,180,015	7,748,476	506,670
Mortgage loans	12,411,825	11,931,235	480,590	112,522	11,262,995	10,725,604	537,391	101,059
Consumer Loans	4,940,879	653,066	4,287,813	279,199	5,546,195	748,577	4,797,618	288,467
Total	34,410,578	22,471,455	11,939,123	1,038,147	32,737,681	19,654,196	13,083,485	896,196

(*)Includes Loans and account receivable at FVOCI

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

Collateral agreements vary in nature but, whichever the specific form of collateralization may be, the ultimate aim, as with the netting technique, is to reduce counterparty risk.

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

According to the Bank’s policy when an asset (real state) is repossessed are transferred to assets held for sale at their fair value less cost to sell as non-financial assets at the repossession date (assets received in lieu of payments).

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

At December 31, 2020, assets received or awarded in lieu of payment amounted to Ch$31,447 million (gross amount: Ch$32,643 million; allowance: Ch$1,196 million).

At December 31, 2019, assets received or awarded in lieu of payment amounted to Ch$38,890 million (gross amount: Ch$40,932 million; allowance: Ch2,042 million).

m.	Maximum exposure to credit risk

Financial assets and off-balance sheet commitments

For financial assets recognized in the Consolidated Statements of Financial Position, maximum credit risk exposure equals their carrying value. Below is the distribution by financial asset and off-balance sheet commitments of the Bank’s maximum exposure to credit risk as of December 31, 2020 and 2019, without deduction of collateral, security interests or credit improvements received:

		As of December 31,
		2020	2019
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Deposits in banks	4	2,137,891	2,693,342
Cash items in process of collection	4	452,963	355,062
Financial derivative contracts	7	9,032,085	8,148,608
Financial assets held for trading	5	133,718	270,204
Loans and account receivable at amortized cost / Loans and account receivable at FVOCI	8/ 9	33,372,431	31,841,485
Debt instrument at fair value through other comprehensive income	10	7,162,542	4,010,272

Off-balance commitments:
Letters of credit issued		165,119	140,572
Foreign letters of credit confirmed		82,779	70,192
Performance guarantees		1,090,643	1,929,894
Available credit lines		8,391,414	8,732,422
Personal guarantees		441,508	451,950
Other irrevocable credit commitments		406,234	485,991
Total		62,869,327	59,129,994

Foreign derivative contracts

As of December 31, 2020, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 2,639 million or 3,4% of assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Below, there are additional details regarding our exposure for those countries classified above 1 and represents our majority of exposure to categories other than 1, Below we detail as of December 31, 2020, considering fair value of derivative instruments.

Country	Classification	Derivative Instruments (adjusted to market)	Deposits	Loans	Financial investments	Total Exposure
		US$ millions
Colombia	2	0.81	-	-	-	0.81
Italy	2	-	3.36	0.13	-	3.49
Mexico	2	9.86	0.03	-	-	9.89
Panama	2	5.77	-	-	-	5.77
Peru	2	1.61	-	-	-	1.61
Total		18.05	3.39	0.13	-	21.57

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

Our exposure to the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted) MUSD	Deposits MUSD	Loans MUSD	Financial Investments MUSD	Exposure Exposure MUSD
			US$ millions
Banco Santander España (*)	Spain	1	176.34	139.90	-	-	316.24
Santander UK	UK	1	20.95	0.05	-	-	21.00
Banco Santander Mexico	Mexico	2	9.88	0.03	-	-	9.91
Santander Group			207.17	139.98	-	-	347.15

(*) We have included our exposure to Santander’s branches in New York and Hong Kong as exposure to Spain.

The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, there is no credit exposure.

As of December 31, 2020, we had no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.

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

Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	25,424,161	23,371,510
Investments and others	2,306,062	2,785,219
Impaired financial assets:
Properties/ mortgages	1,548,568	1,245,971
Investments and others	65,668	565,951
Total	29,344,459	27,968,651

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

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

The Bank’s approach to liquidity management is to ensure-- whenever possible--to have enough liquidity on hand to fulfill its obligations at maturity, in both normal and stressed conditions, without entering into unacceptable debts or risking the Bank’s reputation. The Board establishes limits on the minimal part of available funds close to maturity to fulfill payments as well as over a minimum level of interbank operations and other loan facilities that should be available to cover transfers at unexpected demand levels. This is constantly reviewed. Additionally, the Bank must comply with the regulation limits established by the FMC (formerly the SBIF) for maturity mismatches.

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

The Bank relies on demand deposits from Retail, Middle-Market and Corporates, obligations to banks (including the Central Bank), debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short–term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

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

The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO now uses as its liquidity portfolio those defined by the FMC and the Chilean Central Bank, which are in line with those established in BIS III. As of December 31, 2020, the breakdown of the Bank’s liquid assets by levels was the following:

	As of December 31,
	2020	2019
	MCh$	MCh$
Balance as of:
Cash and cash equivalent	988,320	1,305,534
Level 1 liquid assets (1)	2,490,810	2,452,599
Level 2 liquid assets (2)	12,681	15,105
Total liquid assets	3,491,811	3,773,238

(1)	Includes instruments issued by the Central Bank of Chile or other central banks with a AAA rating, instruments issued by the Chilean government or other sovereign with a AAA rating and instruments issued by development banks with a AAA rating. Assets encumbered through repurchase agreements are deducted from the liquidity portfolio including those left as collateral under the FCIC funding program with the Central Bank of Chile.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Chilean Central Bank’s repo window.

Central Bank of Chile liquidity measures during the pandemic

In response to the COVID-19 pandemic, the Chilean Central Bank has made two lines of credit available to banks to reinforce their liquidity, amounting to a total of US$24 billion for the whole banking system. These lines of credit bear interest at the Central Bank’s monetary policy rate (MPR), which was 0.5% as of December 31, 2020. Pursuant to these lines of credit, a bank may borrow up to 3% of the aggregate amount of its consumer and commercial loan portfolios as of February 29, 2020 and may borrow up to an additional 12% if it uses the funds to provide loans to companies and individuals. The first line of credit is a facility available conditionally on loan growth (the “FCIC”) to ensure that banks continue to finance households and businesses in Chile. Loans provided by this line of credit may have maturities of up to 4 years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. Loans provided under the second line of credit, the LCL, are unsecured and may have maturities of up to 2 years. In addition, borrowings by a bank under the LCL are limited to the aggregate amount of the liquidity reserve requirements of such bank. Ultimately, these lines of credit are intended to ensure banks have ample liquidity to enable them to continue financing SMEs and Middle-market companies. As of December 31, 2020, we had borrowed Ch$4,959,260 billion (US$7 billion) under these lines of credit.

Exposure to liquidity risk

A similar, but not identical, measure is the calculation used to measure the Bank´s liquidity limit as established by the FMC (formerly the SBIF). The Bank determines a mismatch percentage for purposes of calculating such liquidity limit which is calculated by dividing its benefits (assets) by its obligations (liabilities) according to maturity based on estimated repricing. The mismatch amount permitted for the 30 day and under period is 1 time [regulatory] capital and for the 90 day and under period – 2 times [regulatory] capital.

The following table displays the actual derived percentages as calculated per above:

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

	As of December 31,
	2020%	2019%
30 days	30	63
30 days foreign currency	15	-
90 days	32	79

Below, is the breakdown by maturity, of the liability balances of the Bank as of December 31, 2020 and 2019:

As of December 31, 2020	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Obligations under repurchase agreements	-	969,808	-	-	969,808	-	-	-	-	969,808
Checking accounts, time deposits and other time liabilities	15,082,442	5,843,682	2,912,985	1,434,246	25,273,355	163,053	44,384	23,523	230,960	25,504,315
Financial derivatives contracts	-	386,690	445,376	931,358	1,763,424	1,552,482	1,708,509	3,994,245	7,255,236	9,018,660
Interbank borrowings	16,832	238,414	222,992	855,434	1,333,672	1,140,426	3,854,501	-	4,994,927	6,328,599
Issue debt instruments	-	344,732	447,117	343,156	1,135,005	1,813,341	2,499,560	2,756,271	7,069,172	8,204,177
Lease liabilities	144,478	38,148	1,375	27	184,028	89	105	96	290	184,318
Other financial liabilities	-	-	-	25,526	25,526	44,933	35,679	43,447	124,059	149,585
Subtotal	15,243,752	7,821,474	4,029,845	3,589,746	30,684,818	4,714,324	8,142,738	6,817,583	19,674,644	50,359,462
Contractual interest payments	86,195	18,938	72,710	242,462	420,305	143,531	137,902	25,676	307,109	727,413
Total	15,329,947	7,840,412	4,102,555	3,832,208	31,105,122	4,857,855	8,280,640	6,843,258	19,981,753	51,086,875

As of December 31, 2020, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Performance guarantee	114,653	181,399	437,835	350,136	6,620	1,090,643
Confirmed foreign letters of credit	18,247	48,056	16,163	313	-	82,779
Letters of credit issued	42,089	83,764	36,201	3,065	-	165,119
Pledges and other commercial commitments	33,588	29,958	367,164	10,798	-	441,508
Total other commercial commitments	208,577	343,177	857,363	364,312	6,620	1,780,050

As of December 31, 2019	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Obligations under repurchase agreements	-	380,055	-	-	380,055	-	-	-	-	380,055
Checking accounts, time deposits and other time liabilities	10,439,705	5,184,567	4,905,414	2,417,703	22,947,389	357,856	163,121	21,883	542,860	23,490,249
Financial derivatives contracts	-	422,749	427,825	951,684	1,802,258	1,253,280	1,180,948	3,154,168	5,588,396	7,390,654
Interbank borrowings	94	363,560	624,167	1,141,824	2,129,645	387,936	2,237	-	390,173	2,519,818
Issue debt instruments	-	285,159	759,519	1,044,674	2,089,352	2,394,850	2,042,292	2,974,229	7,411,371	9,500,723
Lease liabilities	-	-	-	26,061	26,061	45,978	36,393	50,062	132,433	158,494
Other financial liabilities	161,021	5,155	30,969	28,888	226,033	83	99	143	325	226,358
Subtotal	10,600,820	6,641,245	6,747,894	5,610,834	29,600,793	4,439,983	3,425,090	6,200,485	14,065,558	43,666,351
Contractual interest payments	10,473	148,731	267,994	1,727,401	2,154,599	1,720,990	1,653,500	3,101,084	6,475,574	8,630,173
Total	10,611,293	6,789,976	7,015,888	7,338,235	31,755,392	6,160,973	5,078,590	9,301,569	20,541,132	52,296,524

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

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

Operational risk

The Bank defines operational risk as the risk of losses arising from defects or failures in its internal processes, people, systems or external events, thus covering risk categories such as fraud, technological, cyber, legal and conduct risk.

Operational risk is inherent to all products, activities, processes and systems and is generated in all business and support areas. For this reason, all employees are responsible for managing and controlling the operational risks generated in their sphere of action. The Bank’s goal in terms of operational risk management and control is focused on identifying, evaluating and mitigating sources of risk, regardless of whether they have materialized or not. The analysis of operational risk exposure contributes to the establishment of risk management priorities

Operational risk governance

The risk management program contemplates that all relevant risk issues must be reported to the Board of Directors, the Integral Risk Committee and the Non-Financial Risk Committee.

Risk identification, measurement and assessment model

A series of quantitative and qualitative techniques and tools have been defined by the Bank to identify, measure and assess operational risk. The quantitative analysis of this risk assessment is carried out mainly with tools that record and quantify the level of potential losses associated with operational risk events. The qualitative analysis seeks to assess aspects of exposure and hedging (including the control environment). The most important operational risk tools used by the Bank are an internal events database, operational risk control self-assessment, analysis of operational risk scenarios, appetite of corporate and local indicators, internal audit and regulatory recommendations, among others.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

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

Cyber-security and data security plans

The Bank continuously monitors cyber-security risks and has implemented preventative measures to be prepared for any attack of this kind. The Bank has evolved its internal cyber-security model to reflect international standards, incorporating concepts which can be used to assess the degree of maturity in deployment. Based on this assessment model, individual in-situ analyses have been carried out to identify deficiencies and steps to remedy any such deficiencies have been identified in our cyber-security defense plans.

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

During 2020, the Bank did not face a material loss due to cybersecurity breaches. During 2020, we completed our 3rd year of the Global Cybersecurity Transformation Plan that has allowed us to reach advanced levels of maturity in Cybersecurity.

Operational risk management during the COVID-19 pandemic

Overall, the pandemic situation has resulted in increased exposure to inherent operational risk, although the Bank has established greater oversight over controls in order to maintain pre-COVID-19 operational risk levels, in addition to reinforce existing ones. The risk of transaction processing increases due to the volume of new loans and multiple changes in existing portfolios resulting from payment holidays and the FOGAPE program. Transactional volume also increased due to public assistance programs and the rise in the number of checking accounts and volumes as more clients searched for digital payment solutions. Close monitoring has been carried out on the following aspects:

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

•	Business continuity plans to effectively to support our employees, customers and businesses.

•	The scenario of the pandemic and remote work has a direct impact on the field of cyber threats and their associated risks as more employees work from home. We have strengthened patching, navigation control, data protection and other controls.

•	Increase in technological support to ensure adequate customer service and the correct provision of services, especially in online banking and call centers.

•	The risk of transaction processing increases due to the volume of new loans and multiple changes in existing portfolios resulting from public assistance programs and internal policies.

The following table summarizes our net losses from operational risks in 2020 compared to 2019.

	As of December 31,
Net losses from operational risks	2020	2019
Fraud	4,703	3,941
Labor related	443	461
Client / product related	250	653
Damage to fixed assets	(2,592)	3,588
Business continuity / Systems	1,570	234
Processing	3,992	2,106
Total	8,366	10,983

Capital risk

The Bank defines capital risk as the risk that the Bank or any of its companies may have an insufficient amount and/or quality of capital to: meet the minimum regulatory requirements in order to operate as a bank; respond to market expectations regarding its creditworthiness; and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

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

The Bank has a capital adequacy position that surpasses the levels required by regulations.

Capital management seeks to optimize value creation at the Bank an at its different business segment. The Bank continuously evaluates it risk-return ratios through its basic capital, effective net equity, economic capital and return on equity. With regard to capital adequacy, the Banks conducts its internal process based on the FMC standards (formerly the SBIF) which are based on Basel Capital Accord (Basel I), Economic capital is the capital required to support all the risk of the business activity with a given solvency level.

Capital is managed according to the risk environment, the economic performance of Chile and the business cycle, Board may modify our current equity policies to address changes in the mentioned risk environment,

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$23,256 million or USD$32.6 million as of December 31, 2020) of paid-in capital and reserves, calculated in accordance with Chilean GAAP.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 37

RISK MANAGEMENT, continued

Capital adequacy requirement

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of total assets, net of required loan loss allowances. Regulatory capital and basic capital are calculated based on the consolidated financial statements prepared in accordance with the Compendium of Accounting Standards issued by the FMC (formerly the SBIF) the Chilean regulatory agency. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2020, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 15.37% and our core capital ratio was 6.69%.

Regulatory capital is defined as the aggregate of:

•	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or basic capital;

•	its subordinated bonds, valued at their placement price (but decreasing by 20,0% for each year during the period commencing six years prior to maturity), for an amount up to 50,0% of its basic capital; and

•	its voluntary allowances for loan losses for an amount of up to 1,25% of risk weighted-assets,

The levels of basic capital and effective net equity at the close of each period are as follows:

			Ratio
	As of December 31,		As of December 31,
	2020	2019	2020	2019
	MCh$	MCh$	%	%
Basic capital	3,567,916	3,390,823	6.69	6.96
Regulatory capital	5,143,843	4,304,401	15.37	12.86

Basel III Implementation in Chile

The new General Banking Law (updated through Law 21.130) defines general guidelines to establish a capital adequacy system in line with the international standards of Basel III, giving the FMC the power to dictate the capital framework in a prudential way through regulations. In particular, the FMC has been empowered, with the prior favorable agreement of the Central Bank of Chile, to define through regulation, the new methodologies for calculating credit, market and operational risk weighted assets; the condition for hybrid instruments AT1, and the determination and capital charges for banks of local systemic importance. It also introduced the conservation and counter-cyclical buffers and expanded the FMC's powers to make prudential discounts to regulatory capital and additional requirements, including higher capital, from banks that show deficiencies in the supervisory evaluation process (Pillar 2).

According to the above, in December 2020 the FMC has completed the process of issuing the necessary regulation for the implementation of capital framework of Basel III. However, in the current context of COVID-19 pandemic, the FMC in coordination with the Central Bank of Chile and in line with the measures adopted by international regulators has decided to postpone the implementation of the APR calculation for one year (until December 2021). Additionally, it has disposed to advance a capital mitigation mechanism to facilitate the development of the debt agreement market (Credit Risk Weighted Assets) and complements a similar treatment of government guarantees granted by the FMC. In the case of Pillar 3, implementation was postponed until 2023.

The Bank is working in the implementation of these capital regulations through a multidisciplinary team, which are performing the exercises and required developments, including the implementation of the required files designed by the FMC for this purpose, taking in consideration the implementation schedule.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 38

NON CURRENT ASSETS HELD FOR SALE

Banco Santander has decided to implement its own acquiring network, and therefore the Bank is in process of disposing of the investment in those companies. Accordingly, the Bank management is engaged in a search plan for buyers.

In accordance with the requirements of IFRS 5, the Bank has presented as non-current assets classified as held for sale those investments, isolating them from the investments in associates, in the same way it has presented the income associated with such investments as non-current results.

In accordance with facts and circumstances arising from the social unrest in Chile and the global pandemic due to COVID-19 (situations beyond the Bank's control), the process of selling its share participation has taken more than one year. If, however, the Bank continues committed to its selling plan and its acquiring network development plan, as evidenced by the recent creation of a payment card operating company and the active search for potential buyers. As of December 31, 2020, the Bank has sold its participation in Nexus.

The following investments in associates were classified to Other assets as assets held for sale:

As of December 31,		2020		2019
	Participation	Assets	Income	Assets	Income
	%	MCh$	MCh$	MCh$	MCh$
Transbank	25.00	19,093	-	19,093	1,442
Nexus	-	-	-	357	136
Redbanc	33.43	2,943	-	2,943	121
Total		22.036	-	22,393	1,699

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 39

SUBSEQUENT EVENTS

On January 7, 2021, at the Extraordinary Shareholders' Meeting of the “Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.” the members agreed to pay total subscribed and unpaid capital. Accordingly, “Santander Asesorías Financieras Limitada” should pay MCh$0,8 in cash and Banco Santander should pay MCh$37 in cash plus assets whose appraisal determined by the Board were MCh$3,689, thus the shareholders has paying 100% of capital of the company.

On January 29, 2021, the Board of FMC in the Ordinary Session N°220 – through Resolution Exempt N°704 – authorize the operation “Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.” as a banking support company and its registration in the Payment Card Operator Registry, under code 876.

The Central Bank of Chile announced on January 27, 2021, a third stage of this financing mechanism called FCIC3. FCIC 3 will come into effect on March 1, 2021 and there will be an access limit per bank of US$ 2 billion. This new stage is focused on: (i) finalizing the committed execution of this monetary policy instrument, and (ii) deepening and extending the Government's guarantee loan programs (FOGAPE) considering the prolongation of the health emergency and the need to support the reactivation process. The Fogape-Reactiva program is a new economic support measure that includes government guaranteed financing for working capital, investment and refinancing for individuals, small and large-sized companies and it will be in force until December 31, 2021.

No other subsequent events that need to be disclosed occurred between January 1, 2021 and the date of issuance of these Consolidated Financial Statements (February 26, 2021).

JONATHAN COVARRUBIAS HERNANDEZ Chief Accounting Officer	MIGUEL MATA HUERTA Chief Executive Officer