Form 20-F
period 2021-12-31
BANCO SANTANDER CHILE
filed 2022-02-25
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this Annual Report on Form 20-F that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:

●	asset growth and alternative sources of funding;
●	growth of our fee-based business;
●	financing plans;
●	impact of competition;
●	impact of regulation;
●	exposure to market risks, including:
●	interest rate risk;
●	foreign exchange risk; and
●	equity price risk;
●	projected capital expenditures;
●	liquidity;
●	trends affecting:
●	our financial condition; and
●	our results of operation.

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

You should understand that the following important factors, in addition to those discussed elsewhere in this Annual Report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

●	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;
●	changes in economic conditions;
●	the monetary and interest rate policies of Central Bank (as defined below);
●	inflation;

●	deflation;
●	unemployment;
●	increases in defaults by our customers and impairment losses;
●	decreases in deposits;
●	customer loss or revenue loss;
●	unanticipated turbulence in interest rates;
●	movements in foreign exchange rates;
●	movements in equity prices or other rates or prices;
●	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;
●	changes in Chilean and foreign laws and regulations;
●	changes in taxes;
●	competition, changes in competition and pricing environments;
●	our inability to hedge certain risks economically;
●	the adequacy of loss allowances;
●	technological changes;
●	changes in consumer spending and saving habits;
●	changes in demographics, consumer spending, investment or saving habits;
●	increased costs;
●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;
●	changes in, or failure to comply with, banking regulations;
●	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;
●	our ability to successfully market and sell additional services to our existing customers;
●	disruptions in client service;
●	damage to our reputation;
●	natural disasters;
●	implementation of new technologies;
●	the Group’s exposure to operational losses (e.g., failed internal or external processes, people and systems);
●	an inaccurate or ineffective client segmentation model; and
●	the COVID-19 pandemic or other pandemics.

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

In this Annual Report, references to “BIS” are to the Bank for International Settlement, and references to “BIS ratio” are to the capital adequacy ratio as calculated in accordance with the Basel Capital Accord. References to the “Central Bank” are to the Banco Central de Chile. References to the “FMC” are to the Financial Market Commission.

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

As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with the Compendium of Accounting Standards issued by the FMC, the Chilean regulatory agency (“Chilean Bank GAAP”). Therefore, our locally filed consolidated financial statements have been adjusted to IFRS in order to comply with the requirements of the Securities and Exchange Commission (the “SEC”). Chilean Bank GAAP principles are substantially similar to IFRS but there are some exceptions. For further details and a discussion of the main differences between Chilean Bank GAAP and IFRS, see “Item 5. Operating and Financial Review and Prospects—Accounting Standards Applied in 2021.”

This Annual Report contains our consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 (the “Audited Consolidated Financial Statements”). Such Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, and have been audited by the independent registered public accounting firm PricewaterhouseCoopers Consultores Auditores SpA for the years ended December 31, 2021, 2020 and 2019. See page F-2 of the Audited Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 for the audit report issued by PricewaterhouseCoopers Consultores Auditores SpA. The Audited Consolidated Financial Statements have been prepared from accounting records maintained by the Bank and its subsidiaries.

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

At the end of each reporting period the Bank evaluates the impairment of the loan book. For December 31, 2021, 2020 and 2019 this has been assessed in accordance with IFRS 9.

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

Unless otherwise indicated, all U.S. dollar amounts at any year end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2021 the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm was Ch$854.48, or 0.50% more than the observed exchange rate published by the Central Bank for such date of Ch$850.25 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso.

The U.S. dollar equivalent of one UF was U.S.$36.45 as of December 31, 2021, using the observed exchange rate reported by the Central Bank as of December 30, 2021 of Ch$850.25 per U.S.$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected historical financial information for Santander-Chile as of the dates and for each of the periods indicated. Financial information for Santander-Chile as of and for the years ended December 31, 2021, 2020 and 2019 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. In the F-pages of this Annual Report on Form 20-F, our audited financial statements as of December 31, 2021, 2020 and 2019 and for the years ended December 31, 2021, 2020 and 2019 are presented. These consolidated financial statements differ in some respects from our locally filed financial statements as of and for the years ended December 31, 2021, 2020 and 2019 prepared in accordance with Chilean Bank GAAP. See “Item 4. Information on the Company—Differences between IFRS and Chilean Bank GAAP.”

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

	2021	2021	2020	2019
	In U.S.$ thousands (1)	In Ch$ millions (2)
CONSOLIDATED STATEMENT OF INCOME DATA (IFRS)
Net interest income	2,119,828	1,811,351	1,593,848	1,416,964
Net fee and commission income	389,419	332,751	267,278	287,086
Financial transactions, net (3)	139,299	119,028	149,797	201,692
Other operating income	12,161	10,391	8,206	13,001
Net operating profit before provision for loan losses	2,660,707	2,273,521	2,019,129	1,918,743
Provision for loan losses	(340,655)	(291,083)	(478,264)	(323,311)
Net operating income	2,320,052	1,982,438	1,540,865	1,595,432
Total operating expenses	(1,062,264)	(907,683)	(846,990)	(801,890)
Operating income	1,257,788	1,074,755	693,875	793,542
Income from investments in associates and other companies (4)	(776)	(663)	1,388	1,146
Income before tax	1,257,012	1,074,092	695,263	794,688
Income tax expense	(259,414)	(221,664)	(142,533)	(175,074)
Income from continuing operations	997,599	852,428	552,730	619,614
Income from discontinued operations (4)	—	—	—	1,699
Net income for the year	997,599	852,428	552,730	621,313
Net income for the period attributable to: Equity holders of the Bank	985,941	842,467	547,614	619,091
Non-controlling interests	11,657	9,961	5,116	2,222
Net income attributable to Equity holders of the Bank per share	5.29	4.52	2.91	3.29
Net income attributable to Equity holders of the Bank per ADS	2,093	1,788.30	1,162.38	1,314.10
Weighted-average shares outstanding (in millions)	188,446	188,446	188,446	188,446
Weighted-average ADS outstanding (in millions)	471.1	471.1	471.1	471.1

	2021	2021	2020
	In U.S.$ thousands (1)	In Ch$ millions (2)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (IFRS)
Cash and deposits in banks	3,372,294	2,881,558	2,803,288
Cash items in process of collection	456,735	390,271	452,963
Financial derivative contracts	11,847,682	10,123,607	9,032,085
Financial assets held for trading	85,838	73,347	133,718
Loans and account receivable at amortized cost	41,519,553	35,477,628	33,303,100
Debt instruments at amortized cost	5,490,743	4,691,730	—
Loans and account receivable at fair value through other comprehensive income	116,299	99,375	69,331
Debt instrument at fair value through other comprehensive income	6,791,428	5,803,139	7,162,542
Equity instruments at fair value through other comprehensive income	221	189	548
Investments in associates and other companies	41,832	35,745	10,396
Intangible assets	111,660	95,411	82,537
Property, plant, and equipment	277,290	236,939	240,854
Rights of use assets	161,360	137,879	147,997
Current taxes	142,232	121,534	—
Deferred taxes	831,963	710,896	516,490
Other assets	3,467,257	2,962,702	1,747,374
TOTAL ASSETS	74,714,388	63,841,950	55,703,223

	2021	2021	2020
	In U.S.$ thousands (1)	In Ch$ millions (2)
Deposits and other demand liabilities	20,949,511	17,900,938	14,560,893
Cash items in process of being cleared	444,638	379,934	361,631
Obligations under repurchase agreements	101,388	86,634	969,808
Time deposits and other time liabilities	11,856,398	10,131,055	10,581,791
Financial derivative contracts	12,722,640	10,871,241	9,018,660
Interbank borrowings	10,329,771	8,826,583	6,328,599
Issued debt instruments	9,827,100	8,397,060	8,204,177
Other financial liabilities	214,057	182,907	184,318
Obligation for lease contract	163,602	139,795	149,585
Current taxes	—	—	12,977
Deferred taxes	500,486	427,655	129,493
Provisions	542,961	463,949	330,664
Other liabilities	1,880,238	1,606,626	1,165,853
TOTAL LIABILITIES	69,532,788	59,414,377	51,998,449
Capital	1,043,094	891,303	891,303
Reserves	2,984,925	2,550,559	2,343,580
Valuation adjustments	(414,112)	(353,850)	(25,293)
Other equity instruments	700,000	598,136	—
Retained earnings	757,262	647,065	410,501
Attributable to Equity holders of the Bank	5,071,170	4,333,213	3,620,091
Non-controlling interest	110,430	94,360	84,683
TOTAL EQUITY (5)	5,181,599	4,427,573	3,704,774
TOTAL LIABILITIES AND EQUITY	74,714,388	63,841,950	55,703,223

	2021	2020
CONSOLIDATED RATIOS
(IFRS)
Profitability and performance:
Net interest margin (6)	3.9%	3.8%
Return on average total assets (7)	1.5%	1.0%
Return on average equity (8)	20.7%	14.8%
Capital:
Average equity as a percentage of average total assets (9)	7.0%	6.7%
Total liabilities as a multiple of equity (10)	13.2	14.0
Credit Quality:
Non-performing loans as a percentage of total loans (11)	1.2%	1.4%
Allowance for loan losses as percentage of total loans(12)	2.9%	3.0%
Operating Ratios:
Operating expenses/operating revenue (13)	39.9%	41.9%
Operating expenses/average total assets	1.6%	1.4%
OTHER DATA
CPI Inflation Rate (14)	7.2%	3.0%
Revaluation (devaluation) rate (Ch$/U.S.$) at year end (14)	(19.5)%	4.5%
Number of employees at period end	9,988	10,470
Number of branches and offices at period end	326	358

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2021 have been translated from Chilean pesos at the interbank market exchange rate of Ch$854.48 = U.S.$1.00 as of December 31, 2021 based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. Per share data in US$ is not in thousands.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.
(3)	Net income (expense) from financial operations and net foreign exchange gain.
(4)	In 2019, Banco Santander announced its intention to sell investments in Redbanc S.A., Transbank S.A. and Nexus S.A. in accordance with IFRS 5 and presented these investments in Other Assets classified as held for sale separate from the rest of the investments in associates and presented the effects in the income statement as discontinued operations. The Bank has re-evaluated the classification of Redbanc and Transbank, due to the time elapsed since those companies were classified as held-for-sale, and the fact that it was not possible to find buyers, due to global economic effects derived from COVID-19 and the current Chilean economic situation. Thus, the Bank has reclassified those investments as Investments in associates and accounted them using the equity method. See “Note 39- Non-current assets held for sale”.
(5)	Total equity includes equity attributable to equity holders of the Bank plus non-controlling interests.
(6)	Net interest income divided by average interest earning assets (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”).
(7)	Net income for the year divided by average total assets (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”).
(8)	Net income for the year divided by average equity (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).
(9)	This ratio is calculated using total average equity (as presented in “Item 5. Operating and Financial Review and Prospects— C. Selected Statistical Information”) including non-controlling interest.
(10)	Total liabilities divided by equity.
(11)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due. Total loans in 2021 and 2020 corresponds to loans at amortized cost.
(12)	Allowance for loan losses as of December 31, 2021 and 2020 corresponds to allowances for loans at fair value through other comprehensive income at amortized cost according to IFRS 9.
(13)	The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange gain, net and other operating income.
(14)	Based on information published by the Central Bank.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2021 dividend must be proposed and approved during the first four months of 2022. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

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

The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ millions (1)	Dividend U.S.$ millions (2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)	% over earnings (6)
2018	423,611	705.3	2.25	1.50	75	75
2019	355,141	531.5	1.88	1.13	60	60
2020 (7)	331,256	430.8	1.76	0.91	60	54
2021	310,468	443.4	1.65	0.94	60	61

(1)	Millions of nominal pesos.
(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.
(3)	Calculated on the basis of 188,446 million shares.
(4)	Dividend in U.S.$ million divided by the number of ADS, which was calculated on the basis of 400 shares per ADS.
(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP. This is the payment ratio determined by shareholders.
(6)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under IFRS.
(7)	In 2020, shareholders of the Bank approved the distribution of 30% of the 2019 net income attributable to shareholders under Chilean Bank GAAP on April 30, 2020. This amounted to Ch$165,627 million (US$198.0 million using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting) or Ch$0.88 per share (US$ per ADR 0.49). In the Extraordinary Shareholders Meeting held on November 26, 2020, a further 30% of the 2019 earnings was approved.

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

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

●	The growth rate of our loan portfolio may be affected by economic turmoil, which could also lead to a contraction in our loan portfolio.
●	Our operations and results have been negatively impacted by the coronavirus outbreak.
●	We are vulnerable to disruptions and volatility in the global financial markets.
●	Our operations and results may be negatively affected by earthquakes due to the location of Chile in a highly seismic area.
●	Climate change can create transition risks, physical risks, and other risks that could adversely affect us.
●	Increased competition, including from non-traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results of operations.
●	Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our clients.
●	The growth of our loan portfolio may expose us to increased loan losses. Our exposure to individuals and small and mid-sized businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.
●	Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

●	We rely on models for many of our decisions. Their inaccurate or incorrect use could have a material adverse effect on us.
●	Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.
●	Risks relating to cybersecurity, data collection, processing and storage systems and security are inherent in our business.
●	Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.
●	We may not effectively manage risks associated with the replacement of benchmark indices.
●	Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.
●	Our financial results are constantly exposed to market risk. We are subject to fluctuations in inflation, interest rates and other market risks, which may materially and adversely affect us and our profitability.
●	We are subject to counterparty risk in our banking business.
●	Liquidity and funding risks are inherent in our business and could have a material adverse effect on our results, our costs of funds and our credit ratings.
●	We are subject to regulatory capital and liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.
●	We are subject to regulatory risk, or the risk of not being able to meet all of the applicable regulatory requirements and guidelines.
●	Changes to the pension fund system may affect the funding mix of the Bank.
●	We may not be able to detect or prevent money laundering and other financial crime activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.
●	We are exposed to risk of loss from legal and regulatory proceedings.
●	Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the referendum on Chile’s constitution could adversely impact the Bank’s business.
●	Our growth, asset quality and profitability may be adversely affected by macroeconomic and political conditions in Chile.
●	Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.
●	Our controlling shareholder has a great deal of influence over our business and its interests could conflict with yours.
●	Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange (“NYSE”), limiting the protections afforded to investors.
●	As a holder of ADSs you will have different shareholders’ rights than in the United States and certain other jurisdictions.
●	Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

RISK FACTORS IN RESPECT OF SANTANDER-CHILE

Macro-Economic Risks

The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.

Since December 2019, different variants of coronavirus (COVID-19) have spread around the world, including Chile. On March 18, 2020, the Chilean government declared a state of emergency and on March 19, 2020, the government ordered the suspension of all non-essential activities and a mandatory quarantine in neighborhoods with a high concentration of cases. Since that date different areas of Chile have come in and out of different levels of quarantine. These measures and similar measures have caused significant disruption of regional and global economic activity. These quarantines led to the closure of approximately 20% of our branches at the peak of the pandemic. During the pandemic we have continued to conduct strict sanitary protocols and restrictions on the number of customers and personnel that can be in any individual branch at a time.

The process to vaccinate the Chilean population began in February 2021, and as of January 6, 2022, over 14.1 million people in Chile over 18 years old were already fully vaccinated, representing 92.3% of the target population. The Chilean Ministry of Health defines “target population” as (1) critical population (i.e. individuals exposed to infection due to their work or functions); (2) healthy population (i.e. individuals between the ages of 18 and 59); and (3) population at risk (i.e. individuals with an increased risk of experiencing grave morbidity, sequels or death due to COVID-19 by reason of age or pre-existing conditions). The Chilean government has also begun vaccinating children under 18 years and is currently rolling out booster shots. Moreover, the Public Health Institute (Instituto de Salud Pública) granted the necessary emergency approval for the vaccination of children between 6 and 12 years on September 6, 2021, which was later extended to children up to three years old in December 2021. As of January 6, 2022, 3.8 million children between the ages of 3 and 17 have received vaccines with over 80% and 68% of this population having received the first dose and the second dose, respectively. Furthermore, over 11.5 million booster shots have been applied to the population over 12 years. However, no assurances can be made as to whether the vaccination process will continue at the same rate or as to the effects it may have on the health of the Chilean population and the Chilean economy.

Chile has also begun opening its borders, enabling foreigners that have already been vaccinated to enter the country. The vaccination program has contributed to the slowing down of the spread of COVID-19 and has enabled the Chilean economy to begin recovery. However, as new variants of the COVID-19 virus spread throughout the world, the long-term ramifications of the COVID-19 pandemic are highly uncertain, and it is hard to predict the duration of the pandemic and its effects on the global and Chilean economy and on our business.

The Chilean government also rolled out a series of measures to increase liquidity for households, including an Emergency Plan for the Protection of Family Income, and Economic and Employment Reactivation (Plan de Emergencia por la Protección de los ingresos de las Familias y la Reactivación Económica y del Empleo) that is available for 90% of Chilean households, benefiting around 14.8 million people as of May 2021. These households received a monthly income for the months June, July, and August 2021, amounting to a total estimated government expense of US$8.7 billion, and then a further 50% of this expense for September and then the full amount for the October and November 2021. During 2021, approximately US$24,000 million was disbursed under this program. No assurances can be made as to whether this program (or similar programs) will continue on an ongoing basis.

In 2020, GDP fell 5.8% with an unemployment rate of 10.2% as of December 2020 as a result of the pandemic and subsequent lockdowns. However, improvements in terms of trade and better economic activity have led to the economy quickly recovering and the GDP is expected to have grown 12% in 2021. For 2022, GDP is expected to grow between 1.5% and 2.5%.

In Chile, the industries and sectors that have been most impacted have been hotels, casinos, tourism, restaurants, and airlines. As of December 31, 2021, our loan exposures to these industries totaled approximately 0.11% of our loan book.

The Chilean government has also announced a series of measures to support lending. The largest measures were to provide an additional US$3 billion to the Fondo de Garantía para Pequeños Empresarios (Small Enterprise Guarantees Fund, or “FOGAPE”), a state fund that guarantees loans, leases and other credits provided to small businesses, extend FOGAPE’s coverage to companies with annual sales of up to UF 1 million (US$34 million) and further amend the rules and regulations governing FOGAPE to encourage banks to provide lending to small businesses. Under FOGAPE’s new regulations, domestic banks, including us, may provide loans with preferential interest rates monetary policy rate (“MPR”) to the MPR plus 3% and terms of up to 48 months to eligible companies in an aggregate amount equal to up to 3 months of a company’s sales and receive a guarantee from FOGAPE of between 60% and 85% of each loan. Any recovery of all or a portion of a non-performing loan will first be used to satisfy the non-guaranteed portion of the principal amount of the loan as well as legal fees, followed by the amount of the guarantee provided by FOGAPE and lastly any accrued and unpaid interest and fees. In order to receive the guarantee from FOGAPE, such loans must have a 6-month grace period before a company must begin repaying the loan. In addition, companies that receive loans guaranteed by FOGAPE pursuant to these new regulations will be entitled to defer loan payments for a period of 6 months.

In February 2021, the government approved the FOGAPE 2.0 – or FOGAPE Reactiva – program. The maximum rate was set at a monthly rate of TPM (overnight rate) plus 0.6%, implying an annual rate of 7.2%. The program’s focus was to direct the loans for SMEs investments and not only for working capital needs.

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

As of December 31, 2021, we had approved Ch$2.0 trillion of FOGAPE loans to our SME and Middle-market clients, including Ch$876,698 million in FOGAPE Reactiva. For loans under the original FOGAPE program we granted our clients grace periods, which have already expired as of December 31, 2021. We did not grant grace periods for the Fogape Reactiva loans. Of those under normal payment schedule, over 97% have been paying on time, while only 2.6% show impairment as of December 2021. Despite these positive figures, we cannot assure that these repayment trends will continue in the future and a greater extension of the COVID-19 pandemic could signify a greater deterioration of the payment ability of our clients with a FOGAPE loan.

The FMC has issued regulations regarding the granting of grace periods for mortgages, consumer loans and commercial loans that have been affected by the COVID-19 pandemic which may impact our results.

Additionally, we provided grace periods for our consumer portfolio for up to 3 months, our mortgage portfolio for up to 6 months, and other commercial loans up to 6 months to debtors who were 0-30 days overdue as of March 31, 2020. In view of the persistence of the COVID-19 pandemic, with the consequent effects on the normal development of economic activities, on April 23, 2021, the FMC instructed the Bank to extend these grace periods until July 31, 2021. As of December 31, 2021, we had provided a grace period according to the guidelines established by our regulator for Ch$7.9 trillion of our loans, of which none are still subject to a grace period. As of December 31, 2021, Ch$7,669 billion corresponds to clients who are servicing their debt properly, and Ch$209 billion corresponds to clients who defaulted or requested additional extensions.

Despite this favorable evolution of asset quality, there is still risk of an increase in the NPL ratio due to the duration of the COVID-19 pandemic, the emergence of new COVID-19 variants and the uncertainty of their effect on the effectiveness of vaccines, the extent and length of the economic downturn and the rules and regulations put in place to combat the COVID-19 pandemic and its effects in the future.

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

On May 26, 2020, Latam Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States filed for Chapter 11 bankruptcy in the United States. In Latam’s filings with bankruptcy court, we were identified as having one of Latam’s 40 largest unsecured claims. This claim is for the frequent flier mileage program we and Latam operate, through which holders of ours and Latam’s co-branded credit card accumulate airline miles with each spend on their credit card. The Bank’s balance sheet as of December 31, 2021, included a pre-paid expense for miles acquired under this program valued at Ch$312,019 billion (US$365 million) in Other Assets. Latam and its affiliates will be able to continue flying during the pendency of its Chapter 11 bankruptcy case. In initial hearings held on May 28, 2020 under the Chapter 11 restructuring process, Latam’s motion to continue honoring its mileage program was approved. In November 2021, Latam finally reached a deal with key stakeholders, with creditors led by Sixth Street Partners, Sculptor Capital, and SVPGlobal agreeing to take control of the company. Latam plans to issue US$800 million of common stock, with existing shareholders having a preferential subscription right over these new shares. Latam will also issue US$2.75 billion of new debt to repay creditors. As a result of the foregoing, Latam’s debt will decrease from US$11 billion to US$7 billion. As of the date hereof, the Bank does not see the need to re-value or recognize an impairment for this pre-paid expense, as the mileage program has continued to function normally, as approved by the Chapter 11 restructuring process. However, such assets may become impaired in the future as a result of the bankruptcy proceedings and we cannot assure that at a future date the restructuring process that Latam Airlines is undergoing will not have a material adverse effect on our business.

Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in the Chilean economy, as well as volatile macroeconomic and political conditions.

A slowdown or recession in Chile, such as the severe recession faced as a result of the COVID-19 pandemic during 2020, could lead major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies to experience significant difficulties, including runs on deposits, the need for government aid or assistance or the need to reduce or cease providing funding to borrowers (including to other financial institutions).

Volatile conditions in the global financial markets could also have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

In particular, we face, among others, the following risks related to the economic downturn and volatile conditions:

●	Reduced demand for our products and services.
●	Increased regulation of our industry. Compliance with such regulation will continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.
●	Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the income of our customers, both retail and corporate, and may adversely affect the recoverability of our loans, resulting in increased loan losses.
●	The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.
●	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

●	In 2022, the military conflict between the Russian Federation and Ukraine is contributing to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally as well as a new landscape in relation to international sanctions.

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

There is an increasing concern over the risks of climate change and related environmental sustainability matters. Climate change may imply three primary drivers of financial risk that could adversely affect us:

●	Transition risks associated with the move to a low-carbon economy, both at idiosyncratic and systemic levels, such as through policy, regulatory and technological changes, which could increase our exposures and impact our strategies.

●	Physical risks related to discrete events, such as flooding and wildfires, and extreme weather impacts and longer term shifts in climate patters, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of our customers. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility.

●	Liability risks derived from parties who may suffer losses from the effects of climate change and may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders.

These primary drivers could materialize, among others, in the following financial risks:

●	Credit risks: Physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.

●	Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation.

●	Operational risks: Severe weather events could directly impact business continuity and operations both of customers and ours.

●	Reputational risk: our reputation and client relationships may be damaged as a result of our practices and decisions related to climate change and the environment, or to the practices or involvement of our clients, in certain industries or projects associated with causing or exacerbating climate change.

As climate risk is interconnected with all key risk types, we have developed and continue to enhance processes to embed climate risk considerations into our risk management strategies; however, because the timing and severity of climate change may not be predictable, our risk management strategies may not be effective in mitigating climate risk exposure.

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

The Chilean market for financial services is highly competitive. We compete with other private sector Chilean and non-Chilean banks, with Banco del Estado de Chile, the principal government-owned sector bank, with department stores and with larger supermarket chains that make consumer loans and sell other financial products to a large portion of the Chilean population. The lower to middle-income segments of the Chilean population and the small- and mid- sized corporate segments have become the target markets of several banks and competition in these segments may increase. In addition, there has been a trend towards consolidation in the Chilean banking industry in recent years, which has created larger banks with which we must now compete. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. We also face competition from non-bank (such as insurance companies, cajas de compensación and cooperativas) and non-finance competitors (principally department stores, auto-lenders and larger supermarket chains) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring, automobile finance and brokerage companies, department stores (for some credit products), and mutual fund and pension fund management companies and insurance companies.

Non-traditional providers of banking services, such as fintechs, Internet-based e-commerce providers, mobile telephone companies and Internet search engines may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing.

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

The persistence or acceleration of this shift in demand towards Internet and mobile banking may necessitate changes to our retail distribution strategy, which may include closing and/or selling certain branches and restructuring our remaining branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to renovate, reconfigure or close a number of our remaining branches or to otherwise reform our retail distribution channel. Furthermore, our failure to implement such changes to our distribution strategy swiftly and effectively could have an adverse effect our competitive position.

In particular, we face the challenge to compete in an ecosystem where the relationship with the consumer is based on access to digital data. This access is increasingly dominated by digital platforms and fintechs who are already eroding our results in very relevant markets such as payments. This privileged access to data can be used as a leverage to compete with us in other adjacent markets and may reduce our operations and margins in core businesses such as lending or wealth management. The alliances that our competitors are starting to build with Bigtechs can make it more difficult for us to successfully compete with them and could adversely affect us.

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

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to offer products and services that meet the customers’ needs during all their life cycle. However, our clients’ needs, or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence client behavior. If we cannot respond in a timely fashion to the changing needs of our clients, we may lose clients, which could in turn materially and adversely affect us. In addition, the cost of developing products is likely to affect our results of operations.

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

Our strong position in the credit card market is in part due to our credit card co-branding agreement with Latam Airlines. This agreement was renewed in January 2019 for seven more years. Once this agreement expires, no assurance can be given that it will be renewed, which may materially and adversely affect our results of operations and financial condition in the credit card business. See “—Latam Airlines’ bankruptcy may have a material adverse effect on our business.”

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

Potential market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our borrowers, which could in turn increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

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

The further expansion of our loan portfolio (particularly in the consumer, small- and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses. See “Note 8—Loans and Account Receivable at Amortized Cost” and “Note 10—Loans and Account Receivable at Fair Value through Other Comprehensive Income” in our Audited Consolidated Financial Statements for a description and presentation of our loan portfolio as well as “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Loan Portfolio.”

Retail customers represent 70.6% of the value of the total loan portfolio at amortized cost as of December 31, 2021. As part of our business strategy, we seek to increase lending and other services to retail clients, which are more likely to be adversely affected by downturns in the Chilean economy. In addition, as of December 31, 2021, our residential mortgage loan portfolio totaled Ch$13,876,175 million, representing 38.0% of our total loans. See “Note 8— Loans and Account Receivable at Amortized Cost” in our Audited Consolidated Financial Statements for a description and presentation of our residential mortgage loan portfolio. If the economy and real estate market in Chile experience a significant downturn, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past-due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management systems, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

Risk management is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems, among others. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate.

Some of our tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our statistical models may not take all risks into account.

Our approach to managing risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or the use of such information for purposes for which it was not designed. If existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. Any of these factors could have a material adverse effect on our reputation, operating results, financial condition and prospects.

As a retail bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating to assess the particular risk profile of individual customers and SMEs. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgement on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in a higher exposure to credit risks than indicated by our risk rating system.

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

We rely on models for many of our decisions. Their inaccurate or incorrect use could have a material adverse effect on us.

We use models for approval (scoring/rating), capital calculation, behavior, provisions, expected credit loss, market risk, operational risk, compliance, fair value of financial instruments and liquidity. A model is a system, approach or quantitative method that applies statistical, economic, financial or mathematical theories, techniques or hypotheses to transform input data into quantitative estimates. It involves simplified representations of real world relationships between characteristics, values and observed assumptions that allows us to focus on specific aspects.

Model risk is the negative consequence of decisions based on inaccurate, improper or incorrect use of models. Sources of model risk include (i) incorrect or incomplete data in the model itself or the modelling method used in systems; and (ii) incorrect use or implementation of the model.

Model risk can cause financial loss, erroneous commercial and strategic decision-making or damage to our transactions any of which could have a material adverse effect on our operating results, financial condition and prospects.

Unprecedented movement in economic and market drivers related to the COVID-19 pandemic required monitoring and adjustment of financial models (including credit loss models, capital models, traded risk models and models used in the asset/liability management process) to comply with the guidance and recommendations of standard setters, regulators and supervisors, particularly for credit loss models. It also resulted in the use of mitigants for model limitations, such as adjustments to model outputs to reflect consideration of management judgment. The performance and usage of models was and may continue to be impacted by the consequences of the COVID-19 pandemic. In addition, data obtained during the COVID-19 pandemic may not be representative and may distort the calibration of the models in the future, which could have a material adverse effect on us.

In addition, the fair value of our financial assets, determined using financial valuation models, may be inaccurate or subject to change and, as a consequence, we may have to register impairments or write-downs that could have a material adverse effect on our operating results, financial condition and prospects. See more information in “—Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.”

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

Any failure to improve or upgrade our information technology infrastructure and information management systems in an effective, timely and cost-effective manner, including in response to new or modified cybersecurity and data privacy laws, rules and regulations could have a material adverse effect on us.

Our ability to remain competitive depends in part on our ability to upgrade our information technology in an effective, timely and cost-effective manner. We must continually make significant investments in and improvements to our information technology infrastructure and information management systems in order to meet the needs of our customers. We cannot guarantee that in the future we will be able to maintain the level of capital expenditures necessary to support the continuous improvement and upgrading of our information technology infrastructure and information management systems. To the extent we are dependent on any particular technology or technological solution, we may be harmed if such technology or technological solution becomes non-compliant with existing industry standards or applicable laws, rules or regulations, fails to meet or exceed the capabilities of our competitors’ equivalent technologies or technological solutions, becomes increasingly expensive to service, retain and update, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, or malfunctions or functions in a way we did not anticipate. Additionally, new technologies and technological solutions are continually being released. As such, it is difficult to predict the problems we may encounter in improving our technologies’ functionality. There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. Any failure to effectively improve or upgrade our information technology infrastructure and information management systems in an effective, timely and cost-efficient manner could have a material adverse effect on us.

Data breaches and other security incidents with respect to our or our third-party vendors’ systems could adversely affect our business or reputation, and create significant legal, regulatory or financial exposure.

Like other financial institutions, we receive, manage, hold, transmit and otherwise process certain proprietary, sensitive or confidential information, including personal information of customers and employees in the conduct of our banking operations, as well as a large number of assets. Accordingly, our business depends on our ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure storage, transmission, and other processing of confidential, sensitive or personal data and other information using our computer systems and networks or those of our third-party vendors. The proper and secure functioning of our financial controls, accounting and other data collection and processing systems is critical to our business and to our ability to compete effectively.

Data breaches, security incidents and data losses can result from, among other things, inadequate personnel, inadequate or failed internal control processes and systems, or external events or actors that interrupt normal business operations. We also face the risk that the design of our or our third-party vendors’ cybersecurity controls and procedures prove to be inadequate or are circumvented such that our data or client records are incomplete, not recoverable or not securely stored. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products, could produce customer claims and could materially and adversely affect us.

Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of sensitive and confidential information, including personal information, to prevent against information security risk, we routinely manage personal, confidential and proprietary information by electronic means, and we, our third-party vendors or other third parties with which we do business may be the target of attempted cyber-attacks or subject to other information security incidents or breaches. This is especially applicable in the current environment, which is still being affected by the COVID-19 pandemic, and the shift to work-from-home policies for a significant portion of our workforce, as they access our secure networks remotely (see risk factor—The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations). If we cannot maintain effective and secure electronic data and information (including personal information), management and processing systems or if we fail to maintain complete physical and electronic records, it could result in disruptions to our operations, litigation or claims from customers, regulators, employees and other third parties, violations of applicable privacy and other laws, rules or regulations, regulatory sanctions and serious reputational and financial harm to us.

Although we take protective measures and monitor and develop our systems to protect our technology infrastructure, data and information from misappropriation or corruption, our and our third-party vendors’ systems, software and networks nevertheless may be vulnerable to breaches, disruptions, failures or other security incidents caused by, among other things, unauthorized access or misuse, computer viruses, malware, ransomware, disability devices, distributed denial-of-service attacks, phishing attacks, social engineering attacks, natural disasters such as fires, floods, hurricanes and tornadoes, power loss, telecommunications failures, employee or other third party misconduct, negligence, theft or fraud, human error, computer hackers, and other events that could have a serious impact on us. Although we have procedures and controls in place to safeguard personal and other confidential or sensitive information in our possession, we have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing attacks. While we generally perform cybersecurity due diligence on our key vendors, because we do not control our vendors and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for security breaches, cyber-attacks or other similar incidents attributed to our vendors as they relate to the information we share with them. Moreover, it is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective.

In addition, we may also be impacted by cyber-attacks against national critical infrastructures of Chile, such as telecommunications networks. Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack. For further information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—2. Non-financial risks—Cyber-security and data security plans.”

We have seen in recent years the information technology and computer systems of companies and organizations being increasingly targeted, and the techniques used to obtain unauthorized, improper or illegal access to information technology and computer systems have become increasingly complex and sophisticated. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including not only cyber criminals, but also activists and terrorists, nation states, nation state-supported actors and others. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers, affected individuals or regulators, as applicable.

If we or our third-party vendors fall victim to successful cyber-attacks, penetrations, compromises, breaches or circumventions of our information technology systems or experience other security incidents in the future, we may incur substantial costs and suffer other negative consequences, such as disruption to our operations, misappropriation of personal, proprietary, confidential or sensitive information, remediation costs (including liabilities for stolen assets or information, repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of personal, proprietary, confidential or sensitive information or the failure to retain or attract our customers following a cybersecurity incident, litigation and legal risks (including regulatory action, reporting obligations, investigation, fines and penalties), increased insurance premiums, reputational damage affecting our customers’ and the investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. Moreover, even when a failure of or interruption in our or our third-party vendors’ systems or facilities is resolved in a timely manner or an attempted cyber-attack, data breach or security incident is successfully avoided or thwarted, substantial resources and management attention are expended in doing so, and to successfully avoid or resolve any such incidents, we may be required to take actions that could adversely affect customer satisfaction or retention, as well as harm our reputation.

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

Maintaining a positive reputation is critical to protect our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation could therefore cause significant harm to our business and prospects. Harm to our reputation could arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, dealing with sectors that are not well perceived by the public (weapons industries or embargoed countries, for example), dealing with customers in sanctions lists, rating downgrades, significant variations in our share price throughout the year, compliance failures, unethical behavior, and the activities of customers and counterparties, including activities that negatively affect the environment. Further, negative publicity regarding us may result in harm to our prospects.

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

Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of ongoing international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. These reforms have caused and may in the future cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.

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

Any of these developments, and any future initiatives to regulate, reform or change the administration of benchmarks, could result in adverse consequences to the return on, value of and market for loans, mortgages, securities, derivatives and other financial instruments whose returns are linked to any such benchmark, including those issued, funded or held by us.

Various regulators, industry bodies and other market participants in the U.S. and other countries have worked to develop, introduce and encourage the use of alternative rates to replace interest rate benchmarks. A transition away from the widespread use of interest rate benchmarks to alternative rates has begun and will continue over the course of the next few years. While central bank-sponsored committees in various jurisdictions have recommended alternative rates for various important interest rate benchmarks, if a particular benchmark were to be discontinued and an alternative rate had not been successfully introduced to replace that benchmark, this could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities, all of which could have adverse effects on our results of operations. In addition, the transition of a particular benchmark to a replacement rate could affect hedge accounting relationships between financial instruments linked to that benchmark and any related derivatives, which could adversely affect our results.

On March 5, 2021, the U.K. Financial Conduct Authority (the FCA), which regulates the London interbank offered rate (LIBOR), published an announcement to confirm the dates immediately after which all LIBOR settings will either cease to be provided by any administrator or no longer be representative: December 31, 2021 for all EUR, GBP, JPY and CHF LIBOR tenors and 1-week and 2-month USD LIBOR tenors, and June 30, 2023 for the remaining USD LIBOR tenors (overnight, 1-, 3-, 6- and 12-month). Therefore, since January 1, 2022, most LIBOR settings have ceased to be available. While publication of the 1-, 3- and 6-month GBP and JPY tenors will continue at least until the end of 2022 on the basis of a ‘synthetic’ methodology, these rates are solely available for use in legacy transactions. In addition, while certain USD LIBOR tenors are expected to continue to be published until June 30, 2023, U.S. regulators and the FCA have published guidance instructing banks to cease entering into new contracts referencing USD LIBOR no later than December 31, 2021, with limited exceptions.

Additionally, on September 13, 2018, the working group on euro risk-free rates recommended that the Euro Short Term Rate (€STR) shall replace the Euro Overnight Index Average (EONIA). Since 2 October 2019, when the €STR became available, EONIA changed its methodology to be calculated as the €STR plus a spread of 8.5 basis points. This change in EONIA’s methodology is intended to facilitate the market’s transition from EONIA to €STR, with the former having been discontinued on 3 January 2022.

In October 2020, the International Swaps and Derivatives Association (ISDA) launched the 2020 IBOR Fallbacks Protocol, which amends the ISDA’s interest rate definitions used among protocol adherents, to incorporate new fallbacks for legacy non-cleared derivatives linked to LIBOR and certain other interest rate benchmarks. The protocol became effective as of January 25, 2021. Banco Santander S.A. and several subsidiaries, including Santander Chile, have adhered to this new protocol. Similarly, ISDA’s IBOR Fallbacks Supplement also amended ISDA’s standard definitions to incorporate these new fallbacks in new derivatives entered into on or after that same effective date. Following December 31, 2021, derivatives referencing non-USD LIBOR that were amended through adherence to the 2020 IBOR Fallbacks Protocol or that incorporate the IBOR Fallbacks Supplement are or will be valued using the adjusted version of the applicable risk-free reference rate selected as an alternative to the applicable IBOR by the appropriate national committee.

With respect to USD LIBOR-linked contracts that are governed by New York law, New York State has enacted legislation that will replace references to LIBOR in certain contracts with a benchmark based on the Secured Overnight Financing Rate (SOFR), including any spread adjustment, recommended by the Federal Reserve Board, the Federal Reserve Bank of New York or the Alternative Reference Rates Committee (the ARRC) convened by the Federal Reserve Board and the Federal Reserve Bank of New York.

In December 2020, the European Union Council endorsed new rules amending the EU Benchmark Regulation (BMR). The aim of the amendments to the BMR is to ensure that a statutory replacement benchmark can be established by the regulators by the time a systemically important benchmark is no longer in place, and, thus, protect financial stability in EU markets. It is likely that the regulators will decide to use these powers to mitigate, to the extent possible, systemic risks that might result from the phasing out of LIBOR by the end of 2021. The new rules give the European Commission the power to replace the so-called ‘critical benchmarks’, which could affect the stability of financial markets in Europe, and other relevant benchmarks, if their termination would result in a significant disruption in the functioning of financial markets in the EU. The European Commission will also be able to replace third-country benchmarks if their cessation would result in a significant disruption in the functioning of financial markets or pose a systemic risk for the financial system in the EU. In this regard, the European Commission (EC) published two Delegated Regulations in the Official Journal of the European Union, nominating the replacement rates for two interest rate benchmarks: the Swiss Franc London Interbank Offered Rate (CHF LIBOR) and the Euro Overnight Index Average (EONIA). The Regulations took effect from 11 November 2021.

The Federal Reserve Bank of New York currently publishes the SOFR based on overnight U.S. Treasury repurchase agreement transactions, which has been recommended as the alternative to USD LIBOR by the ARRC. In addition, the Bank of England publishes a reformed Sterling Overnight Index Average, comprised of a broader set of overnight GBP money market transactions, which has been selected by the Working Group on Sterling Risk-Free Reference Rates as the alternative rate to GBP LIBOR.

These and other reforms have caused and may in the future cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduce a number of risks for the Group. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk of a decrease in revenues of products linked to indices that will be replaced; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period and inquiries, reviews or other actions from regulators regarding our preparation, readiness and transition plans, and (vii) litigation risks and risks relating to other disputes and actions with clients, counterparties, investors and other parties regarding our existing products and services, which could adversely impact our profitability. The replacement benchmarks and their transition path have been defined, but, with respect to some benchmarks, the mechanisms for implementation are under development.

Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems. There can be no assurances that we or other market participants will be adequately prepared for the ongoing benchmark reforms.

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

Credit ratings affect the cost and other terms upon which we can obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on several factors, including our financial strength and conditions affecting the financial services industry. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Chile’s sovereign debt. If Chile’s sovereign debt is downgraded, our credit rating would also likely be downgraded by an equivalent amount. In addition, our ratings may be adversely affected by any downgrade in the ratings of our parent company, Santander Spain.

During 2020, as a result of the social unrest in Chile and the COVID-19 pandemic, Standard and Poor’s Ratings Services (“S&P”) and Moody’s revised the Republic of Chile and the Bank’s credit ratings to a negative outlook. In March 2021, due to the ongoing pandemic and the consequent increase in government spending with a higher fiscal deficit, S&P downgraded the Chilean sovereign rating from A+ to A. As a direct effect of the Chilean sovereign rating downgrade, S&P downgraded Santander Chile’s rating from A to A-, maintaining a negative outlook. In September 2021, S&P changed Santander Chile’s outlook from negative to stable.

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

There can be no assurance that the rating agencies will maintain the current ratings or outlooks. In general, the future evolution of Santander’s ratings will be linked, to a large extent, to macroeconomic outlook and, therefore, to the impact of the COVID-19 pandemic (including, for example, new variants, new lockdowns, etc.) on the macro outlook of our asset quality, profitability and capital. Failure to maintain favorable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

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

In 2021, pension fund withdrawals and political uncertainty in Chile have led to significant rate increases along the entire yield curve. Furthermore, the Central Bank increased the MPR from 0.5% to 0.75% in July 2021, to 1.5% in August, to 2.5% in October and then to 4.0% in December 2021. This has negatively impacted the fair value of various financial assets, including our debt instruments at fair value through other comprehensive income. As of December 31, 2021, these instruments include balances of unrealized net loss of Ch$112,223 million recognized as “Valuation accounts” in equity.

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

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including as a result of a prolonged COVID-19 pandemic or a weaker than expected recovery after the COVID-19 pandemic and macroeconomic factors affecting Chile’s economy. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters (including as a result of climate change), particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. Natural disasters such as earthquakes and floods may cause widespread damage, which could impair the asset quality of our loan portfolio and could have an adverse impact on Chile’s economy. The real estate market is particularly vulnerable in the current economic climate and this may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

At December 31, 2021, 62% of our loans and advances to customers are collateralized, which includes 14% of our consumer loans, 96% of our mortgage loans and 50% of our commercial loans. In addition, auto industry technology changes, accelerated by environmental rules, could affect our auto consumer business in Chile, particularly residual values of leased vehicles, which could have a material adverse effect on our operating results, financial condition and prospects.

The credit quality of our loan portfolio may deteriorate, and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported credit impaired loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Chile or in global economic and political conditions, including as a result of a prolonged COVID-19 pandemic or a weaker-than-expected economic recovery after the COVID-19 pandemic. If we are unable to control the level of our credit impaired or poor credit quality loans, this could have a material adverse effect on us.

As of December 31, 2021, our non-performing loans were Ch$449,835 million, and the ratio of our non-performing loans to total loans was 1.2%. As of December 31, 2021, our allowance for loan losses was Ch$1,051,434 million, and the ratio of our allowance for loan losses to total loans was 2.9%. For additional information on our asset quality, see “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Analysis and Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

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

The COVID-19 pandemic caused and could still cause high market volatility, which could materially and adversely affect us and our trading and banking book.

Economic activities exposed to market risk include (i) transactions where risk is assumed as a consequence of potential changes in interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices, volatility and other market factors; (ii) the liquidity risk from our products and markets; and (iii) the balance sheet liquidity risk.

As described below, market risk affects (i) our interest income / (charges); (ii) the market value of our assets and liabilities, in particular of our securities holdings, loans and deposits and derivatives transactions; and (iii) other areas of our business such as the volume of loans originated or credit spreads.

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

Market risk could include unexpected or unpredictable risks related to periods in which the market does not calculate prices efficiently (for example, during market interruptions or shocks).

Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, the reserve policies of the Central Bank, deregulation of the financial sector in Chile, monetary policies and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby affecting our interest income / (charges), which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future, which, in turn, will impact our results.

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

While it would likely decrease funding costs, if interest rates decrease, the income we receive from our investments in securities and loans with similar maturities could be adversely affected. In addition, we may also experience increased delinquencies in a low interest rate environment when such an environment is accompanied by high unemployment and recessionary conditions. “See Item 11. Quantitative and Qualitative Disclosure About Market Risks—Market Risk: Quantitative Disclosure—Impact of Interest Rates.”

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

High levels of inflation in Chile could adversely affect the Chilean economy and our business, financial condition and results of operations. Any change in the methodology of how the CPI index or the UF are calculated could also adversely affect our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. The UF is revalued in monthly cycles. On each day in the period beginning on the tenth day of any given month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. For more information regarding the UF, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation.” Although we benefit from inflation in Chile due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation, including from extended periods of inflation that adversely affect economic growth or periods of deflation. “See Item 11. Quantitative and Qualitative Disclosure About Market Risks—Market Risk: Quantitative Disclosure—Impact of Inflation.”

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

Notwithstanding the existence of general policies and regulations that limit material exchange rate exposures, the economic policies of the Chilean government, new foreign currency regulations by the Central Bank and any future fluctuations of the peso against the dollar could affect our financial condition and results of operations. “See Item 11. Quantitative and Qualitative Disclosure About Market Risks—Market Risk: Quantitative Disclosure—Foreign exchange fluctuations.”

If any of these risks were to materialize, our interest income or the market value of our assets and liabilities could suffer a material adverse impact.

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

At December 31, 2021, the notional value of the trading derivatives in our books amounted to Ch$371,856,243 million (with a market value of Ch$9,494,471 million of debit balance and Ch$9,507,031 million of credit balance).

At December 31, 2021, the nominal value of the hedging derivatives in our books within our financial risk management strategy and with the aim of reducing asymmetries in the accounting treatment of our operations amounted to Ch$31,463,553 million (with market value of Ch$629,136 million in assets and Ch$1,364,210 million in liabilities).

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

Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they are due, or we can only secure them at excessive cost. This risk is inherent in any banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the COVID-19 pandemic. While we have in place liquidity management processes to mitigate and control these risks, systemic market factors make it difficult to eliminate these risks completely. Constraints in the supply of liquidity, including in inter-bank lending, could materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.

Our cost of obtaining funding is directly related to prevailing interest rates and to our credit spreads. Increases in interest rates and/or in our credit spreads could significantly increase the cost of our funding. Credit spreads variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads may occur frequently and could be unpredictable and highly volatile.

We rely, and will continue to rely, primarily on retail deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors beyond our control, such as general economic conditions and the confidence of retail depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition for deposits between banks or with other products, such as mutual funds. Any of these factors could increase the amount of retail deposit withdrawals in a short period of time, thereby reducing our ability to access retail deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. As of December 31, 2021, 99.4% of our customer deposits had remaining maturities of one year or less or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. Historically, one of our principal sources of funds has been time deposits. Time deposits represented 15.0% and 19.0% of our total liabilities and equity as of December 31, 2021 and 2020, respectively. The Chilean time deposit market is concentrated given the importance in size of various large institutional investors such as pension funds and corporations relative to the total size of the economy. As of December 31, 2021, the Bank’s top 20 time deposits represented 22.9% of total time deposits, or 3.6% of total liabilities and equity, and totaled U.S.$ 2.7 billion. No assurance can be given that future economic stability in the Chilean market will not negatively affect our ability to continue funding our business or to maintain our current levels of funding without incurring increased funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

The short-term nature of this funding source could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected.

Central banks took extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis and the COVID-19 pandemic. If these facilities, which are starting to be progressively reduced, were to be rapidly removed, this could have an adverse effect on our ability to access liquidity and on our funding costs.

In response to the COVID-19 pandemic, the Chilean Central Bank has made available two lines of credit to banks to reinforce their liquidity. Pursuant to these lines of credit, a bank may borrow up to 3% of the aggregate amount of its consumer and commercial loan portfolios as of February 29, 2020 and may borrow up to an additional 12% if it uses the funds to provide loans to companies and individuals. The first line of credit is a facility available conditionally on loan growth (the “FCIC”) to ensure that banks continue to finance households and businesses in Chile. Loans provided by this line of credit may have maturities of up to 4 years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. In stages 1 and 2, the Board of the Central Bank had allocated a total of US$40 billion to this facility, of which approximately US$30 billion was disbursed. The Central Bank in its Monetary Policy Meeting held on January 27, 2021 announced the beginning of a third stage of this instrument (FCIC3) commencing on March 1, 2021 for approximately US$10 billion. The FCIC instruments bear interest at 0.5% (the lowest Central Bank MPR) for the duration of the program, Loans provided under the second line of credit, the LCL, are unsecured and may have maturities of up to 2 years, bearing interest in accordance with the current Central Bank MPR. In addition, borrowings by a bank under the LCL are limited to the aggregate amount of the liquidity reserve requirements of such bank. Ultimately, these lines of credit are intended to ensure banks have ample liquidity to enable them to continue financing companies and individuals. As of December 31, 2021, we had borrowed Ch$5,611,439 million (US$6.6 billion) under the FCIC programs and had no debt outstanding under the LCL.

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

Changes to the pension fund system may affect our liquidity levels and/or funding costs.

The current pension fund system dates from the 1980s when pensions went from being state-funded to privately-funded, which requires Chilean employees to set aside 10% of their wages. As of December 31, 2021, the Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) had U.S.$3.1 billion invested in the Bank via equity, deposits and fixed income. The demographics of Chilean society have changed, resulting in a need to modify the system. In January 2020, the Chilean government presented a bill for pension reform to Congress. These changes include increasing minimum pensions and introducing a social insurance scheme for events such as longevity. Also, the amount each worker must set aside would increase from the current 10% of wages to 16%. The additional 6% would be gradually introduced over 12 years and would be a cost for the employer, thus potentially raising payroll expenses. The additional 6% would not be managed by the AFPs, but by a new government pension entity. This bill has yet to be approved by Congress and we are unable to predict the final content of the law. The incoming administration has stated their desire to overhaul the current pension system, including switching to a defined benefit pension system or a mixed system with greater state involvement. The potential adverse effect of any proposed bill on our financial condition and results of operations cannot yet be ascertained.

Chilean regulations also impose a series of restrictions on how Chilean AFPs may allocate their assets. In the particular case of financial issuers’ there are three restrictions, each involving different assets and different limits determined by the amount of assets in each fund and the market and book value of the issuer’s equity. As a consequence, limits vary within funds of AFPs and issuers. According to our estimates in December 2021, the AFPs still had the possibility of being able to invest another U.S.$8.0 billion in the Bank via equity, deposits and fixed income. If the exposure of any AFP to Santander-Chile exceeds the regulatory limits, if the regulatory limits are reduced or the amount of funds available in the pension funds falls significantly, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

In July 2020, a law was passed permitting Chileans to withdraw a minimum of UF35 (U.S.$1,200) and a maximum of UF150 (U.S.$5,300) from their pension funds. For those that have funds below UF35, they were able to take out the total amount of their savings. The draw down was tax-free and approximately U.S.$19.7 billion was withdrawn. In December 2020, a second pension fund withdrawal was approved, although withdrawals under this approval were not tax-exempt. This added another U.S.$16.0 billion in liquidity to the system. On April 27, 2021, a third withdrawal was approved and added a further U.S.$13.3 billion of liquidity into the system. Withdrawals had an immediate impact on local fixed income capital markets and between December 31, 2020 and December 31, 2021, the yield on Chile’s 10-year Central Bank nominal bond increased from 2.6% to 5.7%, reaching a peak at 6.8% on October 13, 2021. These extraordinary withdrawals have resulted in lower funding from AFPs. In addition, a bill has been proposed that would allow pensioners who receive an annuity to be eligible to receive an advancement. The FMC has stated that this new advancement of annuities could materially affect the solvency of life insurance companies with a subsequent negative impact on capital markets. No assurances can be made as to whether congress will approve additional withdrawals and as to whether the withdrawals will have a material adverse effect on our financial condition, liquidity levels, and our ability to obtain funding from the AFPs.

Legal and Regulatory Risks

We are subject to regulatory capital requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

On October 9, 2020, the FMC published the final regulations on regulatory capital to comply with effective net worth rules in accordance with Basel III and the General Banking Law. The new regulation became effective on December 1, 2021 and are being gradually implemented and adjusted to be fully effective by December 1, 2025. Pursuant to the new regulation, there are three levels of capital: ordinary capital level 1 or CET1 (basic capital), additional capital level 1 or AT1 (perpetual bonds and preferred stock) and capital level 2 or T2 (subordinated bonds and voluntary provisions). Regulatory capital is composed of the sum of CET1, AT1 and T2 after making some deductions, mainly for intangible assets, hybrid securities issued by foreign subsidiaries, partial deduction for deferred taxes and some reserve and profit accounts. For further details of capital requirements, please see “Item 4 Information on the Company— B. Business Overview-Regulation and Supervision— Minimum Capital.”

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

The FMC and the Central Bank published new liquidity standards in 2015 and ratios that must be implemented and calculated by all banks. These new liquidity standards are in line with those established in Basel III. The most important liquidity ratios that have been adopted by Chilean banks are:

●	Liquidity coverage ratio (LCR), which measures the percentage of liquid assets over net cash outflows. The new guidelines also define liquid assets and the formulas for calculating net cash outflows.

●	Net Stable Funding Ratio (NSFR) which will measure a bank’s available stable funding relative to its required stable funding. Both concepts are also defined in the new regulations.

The implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The LCR is a liquidity standard that measures if banks have enough high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. The net stable funding ratio (NSFR) provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. As of December 31, 2021 our LCR and NSFR were 149% and 110.8%, respectively while we are in compliance of regulatory requirements, no assurance can be made as to whether we will remain in compliance in the future. Moreover, there can be no assurance that the application of the existing regulatory requirements, standards or recommendations will not require us to issue additional securities that qualify as own funds or eligible liabilities, to maintain a greater proportion of its assets in highly-liquid but lower-yielding financial instruments, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on the our business, results of operations and/or financial position.

We are subject to extensive regulatory risk, or the risk of not being able to meet all of the applicable regulatory requirements and guidelines.

As a financial institution, we are subject to extensive regulation, inspections, examinations, inquiries, audits and other regulatory requirements by Chilean regulatory authorities, which materially affect our businesses. We cannot assure you that we will be able to meet all of the applicable regulatory requirements and guidelines, or that we will not be subject to sanctions, fines, restrictions on our business or other penalties in the future as a result of noncompliance. If higher capital requirements, sanctions, fines, restrictions on our business or other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.

In August 2021, Law No. 21,365 was enacted, regulating interchange fees in the credit card payment market in Chile. An autonomous and technical committee was formed to determine the interchange fee limits, conformed by 4 members designated by the Central Bank, the FMC, the National Economic Prosecutor (Fiscalía Nacional Económica) and the Ministry of Finance. This committee had six months to announce the first transitory limits. Interchange fee limits will be determined every three years. On February 5, 2022, the committee announced the new limits for interchange fees with a maximum fee of 0.6% for debit cards, 1.48% for credit cards and 1.04% for prepaid cards. Our initial estimate of the impact of this regulation is a decrease of approximately Ch$30 billion per year in card fees.

In addition, Congress is currently discussing a bill that would introduce certain debtor rights, limiting interest rates, accelerating clauses and commissions. If enacted as currently proposed, this legislation may negatively affect our interest rate income and fees, which in turn could have a material adverse effect on our operating results, financial condition and prospects. No assurances can be made as to whether this law will be enacted or, if enacted, as to the final provisions contained therein.

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

Changes in regulations may also cause us to face increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. As some of the banking laws and regulations have been recently adopted, the way those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent that regulations are implemented inconsistently in the various jurisdictions in which we operate, we may face higher compliance costs.

No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations.

Modifications to reserve requirements may affect our business.

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which these deposits are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% reserve against them: demand deposits, deposits in checking accounts, obligations payable on sight incurred in the ordinary course of business and, in general, all deposits unconditionally payable immediately. The General Banking Law also states that the FMC, with the approval from the Central Bank, may lower this threshold from 2.5 times to 1.5 times a bank’s regulatory capital for a bank considered to be a SIB. This could lead to lower loan growth and have a negative effect on our business. As of December 31, 2021, the Central Bank required us to maintain an additional technical reserve of Ch$4,272,695 million, representing 15.2% of our demand deposits, due to the strong rise in demand deposits since the beginning of the pandemic.

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

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed. The Basel Committee has introduced guidelines to strengthen the interaction and cooperation between prudential and AML/CFT supervisors. Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.

We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. However, emerging technologies, such as cryptocurrencies and innovative payment methods, could limit our ability to track the movement of funds. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires on-going changes to systems and operational activities. Financial crime is continually evolving and is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach.

If we are unable to comply fully with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of our banking license.

The reputational damage to our business and global brand would be severe if we were found to have breached AML, anti-bribery and corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers’ bank products and services from being used by criminals for illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we expect our relevant counterparties to maintain and properly apply their own appropriate compliance procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, breaches of AML, anti-terrorism or sanctions requirements, our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to “watch lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

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

The main regulations and regulatory and governmental oversight that can adversely impact us include but are not limited to the following (see more details on “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision”).

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

We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of our business, including among others in connection with conflicts of interest, lending and derivatives activities, relationships with our employees and other commercial, data protection or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state with certainty what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be.

The amount of our reserves in respect of these matters, which considers the likelihood of future cash flows associated with each of such claims, is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period. At December 31, 2021, we had provisions for legal contingencies of Ch$1,395 million.

RISK FACTORS IN RESPECT OF CHILE

Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the enactment of Chile’s new constitution could adversely impact the Bank’s business.

During October 2019, growing public concern over perceived social inequality led to a rise in social unrest. The social unrest caused commercial disruptions throughout the country, especially in Santiago and other major cities, including Valparaíso and Concepción. After three weeks of nationwide protests, the Chilean government announced in November 2019 that it would initiate a process to draft a new constitution for Chile. When the government announced the process of enacting a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. The share prices on local banks and bond spreads, including Santander Chile, suffered significant declines in the market. In November 2020, a referendum was held to vote on two matters: (i) whether a new constitution should be enacted and (ii) if so, whether a constituent convention should be comprised of an elected mixed assembly of current Congress members and newly elected persons or entirely comprised of newly-elected citizens. This referendum resulted in ample support for convening a fully elected Constitutional Convention to draft Chile’s new constitution. The election of the members of this convention was held in April 2021. In May 2021 the convention began the process of drafting Chile’s new constitution. Each new article of the Constitution will have to be approved by two thirds of the convention, a rule that was ratified in September 2021 by the convention itself. The Constitutional Convention has approximately one year, from May 2021 to complete the draft of the constitution. An exit referendum with compulsory participation will then be held to ratify the new constitution. The long-term effects of the new constitution are hard to predict, but could include slower economic growth and higher taxes, which could adversely affect the Bank’s profitability and prospects.

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

Our revenues are also subject to risk of loss from unfavorable political and diplomatic developments, social instability, international conflicts, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies.

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

The Chilean Government enacted various tax reforms in 2014, 2016 and 2020 in order to finance greater social expenditures. The most relevant change was the rise of the corporate tax rate to 27% in 2018. There is currently discussion of another tax reform to finance the growing deficit. In January 2022, Congress began discussing proposal to raise funds for the guaranteed universal pension to be funded by means of a high equity tax for individuals. We cannot predict at this time if these reforms or discussions will have a material impact on our business or clients or if further tax reforms will be implemented in the future. Banco Santander Chile’s effective corporate tax rate could rise in the future, which may have an adverse impact on our results of operations. Please see “Item 10—Additional information—E. Taxation” for more information regarding the impacts of these tax reforms on ADR holders.

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

If these, or other nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years, with possible adverse impact on our borrowers and counterparties. If this were to occur, we would potentially need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of December 31, 2021, the Bank’s foreign exposure, including counterparty risk in the derivative instruments’ portfolio, was US$4,291 million or 5.4% of our total assets. There can be no assurance that the effects of a global financial crisis will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile. Crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

Chile has considerable economic ties with China, the United States and Europe. In 2021, approximately 38.2% of Chile’s exports went to China, mainly copper. China’s economy has grown at a strong pace in recent times, but a slowdown in economic activity in China may affect Chile’s GDP and export growth as well as the price of copper, which is Chile’s main export. Chile exported approximately 15.9% of total exports to the United States and 11.7% to Europe in 2021.

Chile was recently involved in international litigation with Bolivia regarding maritime borders. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

A change in labor laws in Chile or a worsening of labor relations in the Bank could impact our business.

As of December 31, 2021, on a consolidated basis, we had 9,988 employees, of which 73.2% were unionized. In February 2021, a new collective bargaining agreement was signed with the main unions, which became effective as of September 1, 2021 and expires on December 31, 2024. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally had good relations with our employees and their unions, but we cannot assure you that in the future, a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

There is currently a new labor reform being discussed in Congress, which, among other items, shortens the work week from 45 hours to 40 hours, excluding the lunch break. There is also discussion to increase minimum wage currently set at Ch$337,000/month (US$394/month). At Santander Chile, the weekly working hours agreed under the collective bargaining agreement are 40 hours, excluding lunch, and our minimum wage is set above the legal minimum. Despite this, we cannot assure at this time that the new labor reform will not have material impact on our expenses.

In addition, a bill is currently being discussed in Congress to modify the terms of the “gratificación legal,” which consists of an annual participation to employees of a company’s profit. The new bill being discussed seeks to modify the Labor Code regarding the participation of workers in the profits of companies. The new bill proposes to modify the Labor Code to increase the gratificación legal distributed to employees and change the way it is calculated. No assurances can be made as to whether the proposed bill will be approved and as to whether, if approved, it will have a material impact on our financial condition.

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

Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., which are controlled subsidiaries. Santander Spain has control over 67.18% of our shares and an actual participation, excluding non-controlling shareholders that participate in Santander Chile Holding, S.A., of 67.12%.

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

Our ADSs are listed and traded on the NYSE (under the ticker “BSAC”). Our common stock is listed and traded on the Santiago Stock Exchange (under the ticker “BSANTANDER”), which we refer to as the Chilean Stock Exchange, although the trading market for the common stock is small by international standards. At December 31, 2021, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the FMC may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the FMC will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

Although our common stock is traded on the Chilean Stock Exchange, there can be no assurance that a liquid trading market for our common stock will continue to exist. Approximately 32.82% of our outstanding common stock is held by the public (i.e., shareholders other than Santander Spain and its affiliates), including our shares that are represented by ADSs trading on the NYSE. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

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

Holders of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be paid net of foreign currency exchange fees and expenses of the Depositary and will be subject to the Chilean withholding tax, currently imposed at a rate of 35.0% (subject to credits in certain cases). If for any reason, including changes in Chilean law, the Depositary was unable to convert Chilean pesos to U.S. dollars, investors would receive dividends and other distributions, if any, in Chilean pesos.

We cannot assure you that additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise you as to the duration or impact of such restrictions if imposed.

You may be unable to exercise preemptive rights.

The Ley Sobre Sociedades Anónimas, Ley No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to collectively as the Chilean Companies Law, and applicable regulations require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible in the United States unless a registration statement under the U.S. Securities Act of 1933 (“Securities Act”), as amended, was effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

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

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. For example, the Bank adopted IFRS 16 as of January 1, 2019, requiring new standards for recognition, measurement, presentation and disclosure of leases. This led to approximately Ch$154,284 million of assets for the right of use and lease liabilities for the same amount as of the date of adoption of IFRS 16. Changes made to accounting standards can materially impact how we record and report our financial condition and results of operations, as well as affect the calculation of our capital ratios. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. Various amendments were made to financial and accounting standards in 2020 and 2021 for implementation in future periods without an impact in 2021. The Bank’s management is still evaluating the potential impact of these new standards. For further information about developments in financial accounting and reporting standards, see Note 1 to our Audited Consolidated Financial Statements.

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

Our ability to attract and retain qualified employees is affected by perceptions of our culture and management, our profile in the markets in which we operate and the professional opportunities we offer.

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

Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy. However, in response to the global financial crisis, a number of changes to the regulatory capital framework have been adopted. As these and other changes are implemented or future changes are considered or adopted that limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms, we may experience a material adverse effect on our financial condition and regulatory capital position.

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

Chilean law applicable to public companies and financial groups and institutions and our by-laws provide for several procedures designed to ensure that the transactions entered into with or among our financial subsidiaries and/or affiliates do not deviate from prevailing market conditions for those types of transactions, including the requirement that our board of directors approve such transactions. Furthermore, all significant related party transactions must be approved by the Audit Committee and the Board. These significant transactions are also reported in our annual shareholders meeting. Please see Note 35 of our Audited Consolidated Financial Statements and “Item 7. Major Shareholders and Related Party Transactions.”

We are likely to continue to engage in transactions with our affiliates. Future conflicts of interests between us and any of affiliates, or among our affiliates, may arise, which conflicts are not required to be and may not be resolved in our favor.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in the Chilean market in terms of loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks aboard). As of December 31, 2021, we had total assets of Ch$63,841,950 million (U.S.$74,714 million), outstanding loans at amortized cost, net of allowances for loan losses of Ch$35,477,628 million (U.S.$41,520 million), total deposits of Ch$28,031,993 million (U.S.$32,806 million) and shareholders’ equity of Ch$4,333,213 million (U.S.$5,071 million). As of December 31, 2021, we employed 9,988 people. We have a leading presence in all the major business segments in Chile, and a large distribution network with national coverage spanning across all the country. We offer unique transaction capabilities to clients through our 326 branches and 1,338 ATMs. Our headquarters are in Santiago and we operate in every major region of Chile.

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

Our principal executive offices are located at Bandera 140, 20th floor, Santiago, Chile. Our telephone number is +562-320-2000 and our website is www.santander.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this Annual Report. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Ave., Suite 204, Newark, DE 19711. The SEC maintains a website on the Internet at http://www.sec.gov that contains reports and information statements and other information about us. The reports (including this annual report) and information statements and other information about us can be downloaded from the SEC’s website www.sec.gov website or our investor relations website https://santandercl.gcs-web.com/. None of the information contained on our website, or any website referred to in this Annual Report, is incorporated by reference into, or forms part of, this Annual Report.

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

B. Business Overview

We have 326 branches, 220 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 14 under the Select brand name, 7 specialized branches for the Middle Market and 22 as auxiliary and payment centers. During 2021, we also opened 4 Santander Workcafés, reaching a total of 63 Workcafés across all regions of Chile. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following groups: (i) Retail banking, (ii) Middle-market, (iii) Corporate Investment Banking and (iv) Corporate Activities (“Other”).

The Bank has the reportable segments noted below see “Segmentation Criteria” for further information.

Retail Banking

This segment consists of individuals and small to medium-sized entities (SMEs) with annual sales less than Ch$2,000 million (U.S.$2.3 million). This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, foreign trade services, leasing, factoring, and transactional services.

Middle-market

This segment serves companies and large corporations with annual sales exceeding Ch$2,000 million (U.S.$2.3 million). It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million (U.S.$0.9 million) with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also, companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

Corporate Investment Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million (U.S.$11.7 million). The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, project finance, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

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

The tables below show the Bank’s results by reporting segment for the year ended December 31, 2021, in addition to the corresponding balances of loans and accounts receivable from customers:

	Loans and accounts receivable at amortized cost (1)	Demand deposits and time deposits	Net interest income	Net fee and commission income	Financial transactions, net (2)	Expected credit losses	Support expenses (3)	Segment’s net contribution
		(in millions of Ch$)
Retail Banking	25,784,719	14,779,739	1,044,730	262,265	33,455	(226,590)	(616,287)	497,573
Middle-market	8,511,500	6,232,188	334,768	43,903	11,133	(48,578)	(94,721)	246,505
Corporate Investment Banking	2,154,325	6,010,150	97,817	33,256	111,504	(15,115)	(77,051)	150,411
Other	78,518	1,009,916	334,036	(6,673)	(37,065)	(800)	(11,805)	277,693
Total	36,529,062	28,031,993	1,811,351	332,751	119,027	(291,082)	(799,864)	1,172,183
Other operating income								10,391
Other operating expenses and impairment								(107,819)
Income from investments in associates and other companies								(663)
Income tax expense								(221,854)
Result of continuous operations								852,428
Result of discontinued operations								-
Net income for the year								852,428

(1)	Corresponds to loans and accounts receivable at amortized cost under IFRS 9, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Operations through Subsidiaries

The General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities that we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the twelve–month period ended December 31, 2021, our subsidiaries collectively accounted for 1.9% of our total consolidated assets.

		Percent ownership share as of December 31,
		2021			2020			2019
Name of the Subsidiary	Main activity	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
		(in %)
Santander Corredora de Seguros Limitada	Insurance brokerage	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Financial advisory	99.03	—	99.03	99.03	—	99.03	99.03	—	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	99.64	—	99.64	99.64	—	99.64	99.64	—	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	50.10	—	50.10	50.10	—	50.10	50.10	—	50.10
Santander Consumer Chile S.A.	Financing	51.00	—	51.00	51.00	—	51.00	51.00	—	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Card operator	99.99	0.01	100.00	99.99	0.01	100.00	—	—	—

On July 6, 2020, we registered “Sociedad Operadora de Tarjeta de Pago Santander Getnet Chile S.A” as a new subsidiary and support company. On January 7, 2021, at the Extraordinary Shareholders’ Meeting of Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., the members were agreed to pay the subscribed and unpaid capital, for an amount of Ch$3,727 million. Santander Asesorias Financieras, made a cash payment of Ch$800 thousand. Banco Santander-Chile made a cash payment of Ch$38 million and also contributing assets valued at Ch$3,689 million. On January 29, 2021, the FMC authorized Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. to serve as a bank support company and registered the company in the payment card operators registry. On March 22, 2021, Getnet’s shareholders modified the company’s bylaws to increase their directors from 3 to 5.

As of December 18, 2019, changes were made to the company name and objective of Santander Agente de Valores Limitada, becoming Santander Asesorias Financieras Limitada.

As of October 19, 2019, Klare Corredores de Seguros S.A. was established as a digital insurance brokerage and is a banking subsidiary subject to banking regulations. The Bank owns 50.1% of the company’s capital share.

As of November 15, 2019, the FMC approved the acquisition of 51% of Santander Consumer Chile S.A. by the Bank. This acquisition had been previously approved in the extraordinary shareholders’ meeting held on July 20, 2019 where it was agreed that the Bank would acquire the ownership held by SK Bergé Financiamiento S.A. and a further 2% held by the Santander Group. The total payment for the total 51% was Ch$62,136 million.

The following companies have been consolidated based on the determination that they are controlled by the Bank, in accordance with IFRS 10 Consolidated Financial Statements:

●	Santander Gestión de Recaudación y Cobranza Limitada (collection services)

●	Bansa Santander S.A. (management of repossessed assets, auto lending support, and leasing of properties)
●	Multiplica SpA (management of co-branding agreements)

In December 2019, the main business activity of Bansa Santander S.A.(“Bansa”) became the financing of revolving inventory lines to automotive dealers. Accordingly, under IFRS 10, the Bank now consolidates Bansa’s financial results.

On October 4, 2019 the company Multiplica SpA was created as a banking business support company. In accordance with IFRS 10 Consolidated Financial Statement, the Bank controls the entity, since the relevant activities are addressed by the Bank, and the Bank is exposed, or has rights, to variable returns from its involvement with the investee.

The Bank also has significant influence over the following entities:

			Percentage of ownership share as of December 31,
		Place of Incorporation	2021	2020	2019
Associates	Main activity	and operation	(in %)
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48
Redbanc S.A.(1)	ATM services	Santiago, Chile	33.43	—	—
Transbank S.A. (1)	Credit and debit card services	Santiago, Chile	25.00	—	—

(1)	The Bank has re-evaluated the classification of Redbanc and Transbank, due to the time elapsed since those companies were classified as held-for-sale, and the fact that it was not possible to find buyers, due to global economic effects derived from COVID-19 and the current Chilean economic situation. Thus, the Bank has reclassified those investments as Investments in associates and accounted them using the equity method.

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

In 2018 the Bank announced it was selling its share participation on Redbanc S.A. and Transbank S.A. Accordingly, we classified those investments in accordance to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” as investments available for sale. In June 2021 the FMC instructed Santander-Chile to participate in Transbank’s capital increase and therefore in July and September 2021, Santander Chile invested Ch$2,500 million and Ch$4,999 million, respectively, on Transbank’s capital. Since no potential buyers were identified, the Bank has reclassified those investments as investments in associates and accounted using the equity method. The Bank continues committed to the sale plan for these assets, actively seeking for potential buyers and continuing its plans to develop its own acquiring network, as evidenced by the recent creation of a payment card operating company.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public-sector bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks operating in Chile. The Chilean banking system is comprised of 16 banks, including one public-sector bank. The six largest banks accounted for 86.7% of all outstanding loans by Chilean financial institutions as of December 31, 2021 (excluding assets held abroad by Chilean banks).

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

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the six largest banks in Chile in terms of total loans as of December 31, 2021 (excluding assets held by Chilean banks abroad).

	As of December 31, 2021, unless otherwise noted
	Market Share	Rank
Commercial loans	15.7%	2
Consumer loans	20.5%	1
Residential mortgage loans	21.2%	1
Total loans	17.9%	1
Deposits	17.9%	2
Credit card usage(1)	25.9%	1
Checking accounts(1)	28.9%	1
Branches(2)	18.9%	2

Source: FMC

(1)	As of October 2021, according to the latest publicly available information.

(2)	As of November 2021, according to the latest publicly available information.

Loans

As of December 31, 2021, our loan portfolio was the largest among Chilean banks. Our loan portfolio, including interbank loans, represented 17.9% of the market for loans in the Chilean financial system as of such date. The following table sets forth our and our peer group’s market shares in terms of loans (excluding assets held by Chilean banks abroad).

	As of December 31, 2021 (Chilean Bank GAAP)
Loans	Ch$ million	U.S.$ million	Market Share
Santander-Chile	36,634,768	42,874	17.9%
Banco de Chile	34,696,016	40,605	17.0%
Banco del Estado de Chile	29,061,269	34,010	14.2%
Scotiabank Chile	28,960,854	33,893	14.2%
Banco de Crédito e Inversiones	28,344,641	33,172	13.9%
Itaú Corpbanca	19,401,965	22,706	9.5%
Others	27,232,513	31,870	13.3%
Chilean financial system	204,332,026	239,130	100.0%

Source: FMC.

Deposits

We had a 17.9% market share in deposits, ranking second among banks in Chile as of December 31, 2021. Deposit market share is based on total time and demand deposits as of the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits (excluding assets held by Chilean banks abroad).

	As of December 31, 2021 (Chilean Bank GAAP)
Deposits	Ch$ million	U.S.$ million	Market Share
Banco del Estado de Chile	32,278,607	37,776	20.6%
Santander-Chile	28,031,993	32,806	17.9%
Banco de Chile	27,682,797	32,397	17.7%
Banco de Crédito e Inversiones	19,995,529	23,401	12.8%
Scotiabank Chile	16,684,772	19,526	10.7%
Itaú Corpbanca	11,931,866	13,964	7.6%
Others	19,876,308	23,261	12.7%
Chilean financial system	156,481,872	183,131	100.0%

Source: FMC.

Total Equity

With Ch$3,400,220 million (U.S.$3,979 million) in equity in Chilean Bank GAAP as of December 31, 2021, we were the third largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity.

	As of December 31, 2021 (Chilean Bank GAAP)
Total Equity	Ch$ million	U.S.$ million	Market Share
Banco de Crédito e Inversiones	4,500,076	5,266	18.5%
Banco de Chile	4,223,013	4,942	17.4%
Santander-Chile	3,400,220	3,979	14.0%
Scotiabank Chile	3,277,800	3,836	13.5%
Itaú Corpbanca	2,673,703	3,129	11.0%
Banco del Estado de Chile	2,232,922	2,613	9.2%
Others	43,964,349	4,639	16.3%
Chilean financial system	24,272,083	28,406	100.0%

Source: FMC.

Efficiency

As of December 31, 2021, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)) in each case under Chilean Bank GAAP.

Efficiency ratio as defined by the FMC	As of December 31, 2021 (Chilean Bank GAAP)
Santander-Chile	36.6%
Banco de Chile	38.8%
Scotiabank Chile	42.7%
Banco de Crédito e Inversiones	46.7%
Banco del Estado de Chile	48.2%
Itaú Corpbanca	52.2%
Chilean financial system	43.5%

Source: FMC.

Net Income for the Period Attributable to Equity Holders

In 2021, we were the second largest bank in Chile in terms of net income attributable to shareholders, which was equivalent to Ch$774,959 million (U.S.$907 million) measured under Chilean Bank GAAP. The following table sets forth our and our peer group’s net income.

	As of December 31, 2021 (Chilean Bank GAAP)
Net income attributable to equity holders	Ch$ million	U.S.$ million	Market Share
Banco de Chile	792,922	928	21.4%
Santander-Chile	774,959	907	20.9%
Banco de Crédito e Inversiones	520,391	609	14.1%
Scotiabank Chile	424,385	497	11.5%
Banco del Estado de Chile	364,739	427	9.8%
Itaú Corpbanca	277,806	325	7.5%
Others	547,777	641	14.8%
Chilean financial system	3,702,979	4,334	100.0%

Source: FMC.

Return on equity

As of December 31, 2021, we were the most profitable bank in our peer group (as measured by return on period-end equity under Chilean Bank GAAP) and the second most capitalized bank as measured by the Chilean BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio.

	Return on period-end equity as of December 31, 2021 (Chilean Bank GAAP)	BIS Ratio as of November 31, 2021 (Chilean Bank GAAP)
Santander-Chile	22.5%	15.9%
Banco de Chile	18.8%	16.4%
Scotiabank Chile	16.1%	13.0%
Banco de Crédito e Inversiones	11.6%	12.9%
Banco del Estado de Chile	16.9%	13.2%
Itaú Corpbanca	8.3%	15.9%
Chilean financial system	15.4%	14.9%

Source: FMC.

Asset Quality

As of December 31, 2021, we had the fourth lowest non-performing loan to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio as defined by the FMC as of December 31, 2021.

Non-performing loans / total loans(1) as of December 31, 2021 (Chilean Bank GAAP)
Banco de Crédito e Inversiones	0.8
Banco de Chile	0.8
Scotiabank Chile	1.0
Santander-Chile	1.2
Itaú Corpbanca	1.9
Banco del Estado de Chile	2.0
Chilean financial system	1.2

Source: FMC

(1)	Excluding interbank loans.

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

In January 2019, Law 21,130, which modernized the banking legislation contained in the General Banking Law and amended Law 21,000 (among others), was published in the Official Gazette. The law modernizes Chilean banking regulation in order to comply with Basel III practices and provisions. The law provides for stronger banking capital and reserves requirements in accordance with Basel III guidelines. The law also modernizes the corporate governance function of the FMC and, importantly, transfers the FMC functions to the domain of the FMC. The FMC now has the faculty to determine the risk weighting of assets through a standardized model to be approved by the FMC or banks can implement their own methodology, subject to approval by the FMC. The law also imposes limitations on dividend distributions and puts in place intervention mechanisms in the event of insolvency.

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

According to Article 35 bis of the General Banking Law, the prior authorization of the regulator is required for:

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

Pursuant to the regulations of the FMC, the following ownership disclosures are required:

●	a bank is required to inform the FMC of the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares;
●	holders of ADSs must disclose to the Depositary the identity of beneficial owners of ADSs registered under such holders’ names;
●	the Depositary is required to notify the bank as to the identity of beneficial owners of ADSs which such Depositary has registered and the bank, in turn, is required to notify the FMC as to the identity of the beneficial owners of the ADSs representing 5.0% or more of such banks’ shares; and
●	bank shareholders who individually hold 10.0% or more of a bank’s capital stock and who are controlling shareholders must periodically inform the FMC of their financial condition.

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

Deposit Insurance

The Chilean government guarantees certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF400 per person (Ch$12,396,696 or U.S.$ 14,580 as of December 31, 2021) per calendar year in the entire financial system and a maximum of UF200 per person per bank.

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

The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100.0% “technical reserve” against them: demand deposits, deposits in checking accounts, or obligations payable on sight incurred in the ordinary course of business, and in general all deposits unconditionally payable immediately but excluding interbank demand deposits. As of December 31, 2021, the Central Bank required us to maintain an additional technical reserve of Ch$4,272,695 million, representing 15.2% of our demand deposits, due to the strong rise in demand deposits since the beginning of the pandemic.

Minimum Capital

On October 9, 2020, the FMC published the final regulations on regulatory capital to comply with effective net worth rules in accordance with Basel III and General Banking Law. The new regulation became effective on December 1, 2021 and is being gradually implemented and adjusted to be fully in place by December 1, 2025. Pursuant to the proposed regulation, there are three levels of capital: core capital level 1 or CET1 (core capital), additional tier I capital or AT1 (perpetual bonds and preferred stock) and Tier 2 or T2 capital (subordinated bonds and voluntary provisions). Regulatory capital is composed of the sum of CET1, AT and T2 after making some deductions, mainly for intangible assets, hybrid securities issued by foreign subsidiaries, partial deduction for deferred taxes and some reserve and profit accounts. Minimum total regulatory capital is 8% of risk-weighted assets, which includes credit, market, and operational risk. This minimum rises in line with the size, complexity and solvency of a bank and the CMF’s assessment of a bank’s management.

According to Chilean regulations regulatory core capital must be as a minimum 4.5% of risk weighted assets (RWA) of a Bank. In addition, and to avoid restrictions on dividend payments, a bank must have an additional conservation buffer of 2.5% of RWA. The conservation buffer will be gradually phased in by 2025 and must be comprised of core capital. The Central Bank may set an additional counter cyclical buffer of up to 2.5% of risk-weighted assets in agreement with the FMC, also comprised of core capital. As of the date hereof, counter cyclical buffer has been defined yet.

On November 2, 2020 the FMC published the final guidelines regarding the identification and core capital charge for banks considered Systemically Important Banks (“SIBs”). The FMC, in agreement with the Central Bank, also imposed additional capital requirements for SIBs of between 1-3.5% of risk-weighted assets. This additional capital is being gradually phased in by 25% beginning on December 2021 until December 2025. With the implementation of additional capital requirements for SIBs, the requirement imposed on Banco Santander Chile to have a minimum regulatory capital ratio of 11% compared to the 8% limit for most other banks in Chile will be gradually phased out and replaced by the new regulatory requirements for a SIB.

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

The Central Bank may also require for a SIB: (1) the addition of up to 2% to the core capital to a bank’s total assets ratios; (2) a reduction in the technical reserve requirement trigger from 2.5 times regulatory capital to 1.5 times regulatory capital; and/or (3) a reduction in the interbank loan limit to 20% of regulatory capital of any SIB. Under this framework, we expect to be classified as a Level II SIB with a requirement of maintaining 1.4% of RWA as core capital to fulfill this requirement.

Banks must also have at least 1.5% of RWA in Additional Tier 1 capital (AT1), either in the form of preferred shares or perpetual bonds, both of which may be convertible to common equity. The maximum amount of AT1 is set at 1/3 of core capital. As a temporary measure, the FMC permits banks to fulfill their minimum AT1 requirement with Tier II instruments. In October 2021, the Bank issued an AT1 perpetual bond for US$700 million with no fixed maturity and not redeemable before five years from the date of issuance. The bond is convertible to shares if the banks CET1 ratio falls below 5.125% in line with the FMC conditions and requirements for the issuance of perpetual bonds and preferred equity.

Tier 2 capital is now set at a minimum of 2% of RWA. Tier 2 includes subordinated bonds and up to the equivalent of 50% of core capital can be considered Tier 2. Additional provision in accordance to the rules of General Banking Law can also be considered Tier 2 in amount up to 1.25% of RWA.

The General Banking Law also incorporates Pillar 2 capital requirements with the objective of assuring an adequate risk management. The objective of this pillar is to ensure that banks maintain capital levels that are consistent with their risk profile and business model and encourages the development and use of appropriate processes to monitor and manage their risks. Pillar 2 also granted the regulators the power to impose greater capital requirements as a result of deficient evaluations of a bank’s internal capital adequacy assessment process (ICAAP), which should consider a bank’s risk profile and a strategy to sustain adequate levels of capital, even under stress scenarios. Pillar 2 also focuses on risks not considered in Pillar 1 such as reputational risks, concentration risks, liquidity risks and interest rate risks. The FMC, with at least four votes from the Council of the FMC, will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a particular financial institution. Following the FMC latest revision of the Bank’s solvency and management a 0% Pilar II requirement was set in January 2022 for the Bank.

The following table sets forth the regulatory capital demands under the General Banking Law:

Minimum capital requirements: Basel III, previous GBL and new requirements
Capital categories	General Banking Law
(% over risk weighted assets)
(1) Core capital	4.5%
(2) Additional Tier 1 Capital (AT1)	Minimum 1.5% up to 1/3 of core capital
(3) Total Tier 1 Capital (1+2)	6.0%
(4) Tier 2 Capital	Minimum 2.0% with subordinated bonds up to 50% of core capital and additional provisions up to 1.25% of RWAs
(5) Total Regulatory Capital (3+4)	8.0%
(6) Conservation Buffer	2.5 CET1
(7) Total Equity Requirement (5+6)	10.5%
(8) Counter Cyclical Buffer	up to 2.5 CET1
(9) SIB Requirement	Between 1 - 3.5% CET1
(10) Pillar 2	Up to 4% CET1 or Tier 2

Risk Weightings

On December 1, 2020 the FMC published the final regulations to establishing risk weightings for calculating capital adequacy ratios under the General Banking Law.

The Basel Committee on Banking Supervision (BCBS) defines credit risk (CR) as the risk that a debtor or bank counterparty does not meet its obligations in accordance with the agreed terms. Credit risk is the most relevant in the Chilean banking industry. The prior mechanism estimated Risk Weighted Assets by Credit Risk (RWCR) using a methodology based on the Basel I standard. The standard method with Basel III standards is more advanced, since it has categories that depend on the type of counterparty and different risk factors. These categories are not based on accounting criteria, but rather on the underlying risk. Thus, all exposures that have mortgage guarantees, for example mortgage loans for housing, have a different treatment from those exposures not guaranteed by a mortgage.

Additionally, in the case of mortgage-backed exposures, there are different types of treatment depending on the type of real estate and whether the obligations are paid with income generated by the property itself. The new framework also allows the use of internal methodologies, subject to compliance with minimum requirements. The new standards for weighting credit risk includes the possibility of reducing RWCR when considering credit risk mitigators, such as compensation agreements, guarantees and other compensations.

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

BCBS defines market risk (MR) as the risk of losses arising from movements in market prices. The risks subject to market risk capital requirements mainly includes: interest rate risk, credit spread risk, equity risk, foreign exchange (FX) risk and commodities risk for trading book instruments; and FX risk and commodities risk for banking book instruments. The FMC does not permit banks to use internal models for calculating MRWA and instead only permits the usage of simple standardized models.

The following table sets forth our RWA and regulatory capital as of December 31, 2021 under Basel III as required by the Chilean regulator as of this reporting date.

December 31, 2021
Risk-weighted assets Ch$mn
Market risk	4,089,283
Operational risk	3,316,895
Credit risk	29,019,932
Total RWA	36,426,110

		Ratio
	December 31, 2021	December 31, 2021
	(Ch$ million)	(% of RWA)
Core capital	3,494,580	9.6
Additional Tier I	956,666	2.6
Tier I	4,451,246	12.2
Tier II	1,325,585	3.6
Regulatory capital	5,776,831	15.9

We believe our current capital levels are adequate, but we cannot rule out having to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required by the FMC.

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

●	A bank may not extend to any entity or individual (or any one group of related entities), except for another financial institution, directly or indirectly, unsecured credit in an amount that exceeds 10.0% of the bank’s regulatory capital, or in an amount that exceeds 30.0% of its regulatory capital if the excess over 10.0% is secured by certain assets with a value equal to or higher than such excess. In the case of financing infrastructure projects built by government concession, the 10.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession in the case of export loans in foreign currency the ceiling is raised to 30%;

●	a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its regulatory capital;

●	a bank may not grant loans to a single business group, as defined in Title XV of Law 18,045, that exceeds 30% of the Bank’s regulatory capital. This limit excludes interbank loans;

●	if a bank originates a loan in excess of these limits, a fine equivalent to 10% of the excess will be applied to the bank;

●	a bank may not directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;

●	a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank; and

●	a bank may not grant loans to related parties (including holders of more than 1.0% of its shares) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

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

Loan Loss Allowances

According to both Chilean Bank GAAP and IFRS, loan loss allowances are calculated using expected loss models. The main difference between Chilean Bank GAAP and IFRS 9 regarding loan loss allowances is that loan loss allowances under Chilean GAAP are calculated using expected loss models based on specific guidelines set by the FMC. The models adopted with IFRS 9 used an expected loss approach, however these are not in accordance with specific guidelines under Chilean Bank GAAP given by the FMC. The FMC has not yet adopted IFRS 9 and therefore the Bank has adjusted the Audited Consolidated Financial Statements to fully comply with IFRS standards. The most significant impact of IFRS 9 on the Bank’s financial statements arises from the new impairment requirements. Impairment losses will increase and become more volatile for financial instruments in the scope of the IFRS 9 impairment model. Based on the assessment made the total impact (net of tax) of the adoption of IFRS 9 on the opening balance on the Bank’s equity at 1 January 2018 was Ch$82,454 million (net of tax).

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

Mark-to-market of debt instruments at amortized cost

In response to the pandemic, the Chilean government rolled out a series of measures to increase liquidity for households and passed a law that enabled Chileans to make up to three withdrawals from their pension fund. See “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Chilean Economy” for more information. The increased liquidity of our clients led to an increase in demand deposits that surpassed the Technical Reserve threshold defined by the Central Bank as 2.5 times the Bank’s regulatory capital. Therefore, the Bank had to maintain a 100% reserve requirement in the Central Bank for any deposit unconditionally payable immediately that surpassed this threshold. This reserve requirement may also be composed of notes issued by the Chilean Central Bank.

During 2020 and 2021, the Central Bank issued low-cost Central Bank Credit lines (FCIC), whereby banks had to provide eligible collateral to access these lines. The eligible collateral included debt instruments issued by the Chilean Central Bank and the Chilean Treasury.

Due to exceptional changes arising in the liquidity market that we expect to face in the short and middle term, the Bank has created a new business model “Held-to-collect” whose objective is to manage properly the prevailing high level of liquidity, where additionally the Bank has the intention and the ability to hold them until maturity.

As a result, the Bank reclassified the portion of the portfolio of high rated Central Bank bonds from debt instruments at fair value through other comprehensive income to debt instruments at amortized cost that matched the estimated duration of our excess technical reserves and the duration of the FCIC lines with the Central Bank.

Under IFRS 9, the financial asset is reclassified at its fair value at the reclassification date, and the cumulative gain or loss previously recognized in other comprehensive income is removed from equity. As a result, the financial asset is measured at the reclassification date as if it had always been measured at amortized cost and the cumulative gain or loss previously recognized in OCI is removed from equity and applied against the fair value of the financial asset at the reclassification date. Under Chilean GAAP, the Bank applies IAS39 and therefore the mark-to-market value at the time of reclassification remains in other comprehensive income and is amortized over the remaining life of the instrument.

Perpetual bonds

The Bank has classified the perpetual bonds it has issued as other equity instruments issued other than capital in accordance with IFRS, with interest being recognized in interest expense in the consolidated statement of income. Under Chilean Bank GAAP these instruments are recognized as liabilities under the line item issued regulatory capital financial instruments, with interest recognized in equity.

Deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. Due to the adjustments made to the consolidated financial statements for the differences between Chilean Bank GAAP and IFRS, we adjust deferred taxes accordingly.

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

Legal Provisions Regarding Banking Institutions with Economic Difficulties

Article 112 of the General Banking Law provides that if specified adverse economic circumstances exist at any bank, its Board of Directors must approve a financing plan to correct the situation and present it to the FMC. In its proposal, the bank must state the scheduled time within which the plan will be completed, which may not exceed 6 months. If one of the measures contained in the financing plan is to increase the capital of the bank by the amount necessary to return the bank to financial stability, the Board of Directors must call a special shareholders’ meeting to the capital increase. If the shareholders reject the capital increase, the FMC may apply one or more of the restrictions stated in Article 116 of the General Banking Law for a period not exceeding 6 months, which may be renewed once for the same period. These restrictions include limiting the bank’s ability to grant loans to any person or legal entity linked (directly or through third parties) to the property or management of the bank, limiting loan renewals for more than 180 days, limiting security documents governing existing loans, among others.

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

On January 12, 2019, Law No. 21,130 was published in the Official Gazette of Chile. The law modernizes banking legislation including the General Banking Law by, among other things, transferring the supervisory powers of the FMC to the FMC, updating the capital and risk management requirements applicable to banking companies in accordance with the Basel III standards, and introducing measures for the early regularization and intervention of banking companies that are at risk of insolvency.

With respect to measures for early regularization, Law No. 21,130 establishes an obligation on banks to inform the FMC if any of the regulatory non-compliance situations listed in Article 112 of the General Banking Law arise or if it has detected any event indicative of financial instability or deficient administration. Within five days of notifying the FMC, the bank must present a regularization plan approved by its board of directors containing concrete measures that shall remedy the relevant situation and ensure the bank’s normal performance. The bank must comply with the regularization plan within 6 months of the resolution approving it. During the implementation of the plan, the bank must also submit periodic reports on its progress to the FMC, and the FMC may require the implementation of additional measures and/or prohibitions it deems necessary for the plan’s success.

Article 161 of the General Banking Law provides that directors, managers, administrators and attorneys-in-fact who, without written authorization from the FMC, agree to, perform or cause the execution of any of the acts prohibited under Article 116 of the General Banking Law shall be imprisoned for a term within the medium to maximum range. If a bank fails to submit the regularization plan, the plan is rejected by the FMC, the bank fails to comply with any of the measures set out in the plan, the bank repeatedly breaches the plan’s terms or is subject to fines, or if any serious event occurs that raises concerns for the bank’s financial stability, the FMC may appoint a delegated inspector, who shall have powers to, among other things, suspend any agreement of the board of directors or act of the attorneys-in-fact of the institution, and/or a provisional administrator, who shall have all the ordinary faculties that the law and the by-laws provide for the board of directors, or whoever acts in its place, and for the general manager.

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

United States Supervision and Regulation

Financial Regulatory Reform

Banking statutes and regulations are continually under review by the United States Congress. In addition to laws and regulations, the U.S. bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance. Many changes have occurred as a result of the 2010 Dodd-Frank Act and its implementing regulations, most of which are now in place. More recently, there have been several statutory and regulatory initiatives aimed at providing relief for the financial services industry. The Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) retains the right to apply enhanced prudential standards to foreign banking organizations (“FBOs”) with greater than $100 billion in global total consolidated assets, such as Santander Spain. In October 2019, the federal banking agencies issued final rules that adjust the thresholds at which certain enhanced prudential standards and capital and liquidity requirements apply to certain banking organizations, including large FBOs such as Santander Spain. As a result, Santander Spain is now generally subject to less restrictive enhanced prudential standards and capital and liquidity requirements than under previously applicable regulations.

Under the current administration, however, banking organizations, including large FBOs, may become subject to increased scrutiny and more extensive legal and regulatory requirements than under the prior presidential and congressional regime. In addition, changes in key personnel at the agencies that regulate such banking organizations, including the federal banking regulators, may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously.

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

In June 2019, the five regulatory agencies charged with implementing the Volcker Rule finalized amendments to the Volcker Rule. These amendments tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of trading account, clarify certain key provisions in the Volcker Rule, and modify the information companies are required to provide the federal agencies. Santander-Chile will still largely rely on the “solely outside the U.S. exemption” to conduct its trading activities.

In June 2020, the five federal agencies finalized additional amendments to the Volcker Rule related to the restrictions on ownership interests in, sponsorship of and relationships with covered funds. These amendments became effective on October 1, 2020 with no impact on Santander Chile. Santander Spain will continue to monitor Volcker Rule-related developments and assess their impact on its operations, including those of Santander-Chile, as necessary.

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

The following activities are disclosed in response to Section 13(r) with respect to the Group and its affiliates. During the period covered by this report:

a)	Santander UK holds seven blocked accounts for five customers that are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2021 were negligible relative to the overall profits of Banco Santander S.A.

b)	Santander Consumer Finance, S.A. holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the US under the SDGT sanctions program. The accounts have been blocked since 2008. No revenues or profits were generated by Santander Consumer Bank, S.A. on these accounts in the year ended December 31 2021.

c)	Santander Brasil held a checking account for a customer with domicile in Brazil designated by the US under the SDGT sanctions program. The relationship with the client preceded its designation under the sanctions program. Santander Brasil closed the account and exited the customer relationship. No revenues or profits were generated by Santander Brasil on this account in the year ended December 31, 2021.

d)	The Group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the US under the SDGT sanctions program (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2021 which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

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

The chart below sets forth the names and areas of responsibility of our senior managers as of the date of the filing of this annual report:

D. Property, plants and equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, 20th floor, Santiago, Chile. At December 31, 2021, we owned the locations at which 35.9% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main Properties as of December 31, 2021	Number
Central Offices
Owned	4
Rented	5
Total	9

Branches
Owned	90
Rented	236
Total	326

Other property(1)
Owned	45
Rented	15
Total	60

(1)	Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Accounting Standards Applied in 2021

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its consolidated financial statements in accordance with IFRS as issued by the IASB in order to comply with requirements of the SEC. As required by the General Banking Law, which subjects Chilean banks to the regulatory supervision of the FMC, and which mandates that Chilean banks abide by the accounting standards stipulated by the FMC, our locally-filed consolidated financial statements have been prepared in accordance with Chilean Bank GAAP as issued by the FMC. The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, as described in Item 4. Therefore, our locally filed consolidated financial statements have been adjusted according to IFRS as issued by the IASB.

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

Allowance for Loan Losses under IFRS 9

The impairment model applies to all financial assets measured at amortized cost and fair value through other comprehensive income (“FVOCI”), including loan commitments and contingent loans. The Bank accounted the ECL related to financial assets measured at amortized cost and FVOCI as a loss allowance in the statement of financial position and the carrying amount of these assets is stated net of the loss allowance. The ECL related to contingent loans are accounted as a provision in the statement of financial position. For financial assets that are measured at fair value through other comprehensive income, the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset in the statement of financial position. The new model uses a dual measurement approach, under which the loss allowance is measured as either: (a) 12-month expected credit losses or (b) lifetime expected credit losses.

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

Interbank loans

According to the balance presentation required under IFRS 9, the Bank has grouped interbank loans with loans and accounts receivable since both are measured at amortized cost and are evaluated together for impairment purposes.

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

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. See “Note 37—Fair Value of Financial Assets and Liabilities” in our Audited Consolidated Financial Statements.

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

Deferred Tax Assets and Liabilities

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law is enacted or substantially enacted. See “Note 15—Current and Deferred Taxes” of our Audited Consolidated Financial Statements.

Provisions – Contingent Liabilities

Provisions related to contingencies associated to pending signature of contracts, potential clients and other administrative claims, operational risk arise from financial transactions, potential property tax associated to leasing contracts are quantified using the best available information of uncertain future events that are not wholly within control of the Bank. These are reviewed and adjusted at each reporting date. See “Note 21—Provisions and Contingent Provisions” of our Audited Consolidated Financial Statements.

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

A. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2020, the Chilean economy suffered due to the COVID-19 pandemic with extensive lockdowns in place, which led to an economic contraction of 5.8% in 2020. As of the date of this report, Chile has lifted many of its restrictions originally imposed as a consequence of the COVID-19 pandemic, and vaccination of the Chilean population against COVID-19 is well under way. During 2021, the Chilean economy started to recover as the extensive lockdowns where lifted, with the Central Bank expecting GDP to have grown approximately 12% in 2021. For 2022, GDP is expected to grow between 1.5% and 2.5%.

As of December 2021, the average unemployment rate for 2021 was 9.1%, compared to 10.8% in the same period of 2020. The higher unemployment rate in 2020 was due to the loss of jobs during the lockdowns caused by the pandemic that began to normalize in 2021.

The government also rolled out a series of measures to increase liquidity for households, including a new universal emergency fund (IFE) that was available for 90% of Chilean households, benefiting around 14.8 million people as of May 2021. These households received a monthly income for the months of June, July, and August, and then a further 50% of this expense for the months of September to December. However, the benefit was extended for the months of October and November to receive 100% of the monthly income once again. In total, the government spent around US$ 24,000 million in these direct government transfers.

In July 2020, a law was enacted permitting Chileans to withdraw a minimum of UF35 (US$1,269) and a maximum of UF150 (US$5,440) from their pension funds. For those that have funds below UF35, they were able to withdraw the entirety of their savings. The first draw down was tax-free and approximately US$18.6 billion was withdrawn. Then in December 2020, a second pension fund withdrawal was approved, although this time it was not tax-exempt. This added another US$16.1 billion in liquidity to the system. On April 27, 2021, a third withdrawal was approved and added a further US$13.9 billion of liquidity into the system. This immediate injection of cash to households contributed to higher consumption, higher inflation and positively impacted asset quality. A fourth pension fund withdrawal was discussed in Congress that would potentially have injected a further US$17 billion of liquidity to the system. However, on December 4, 2021, Congress rejected this proposal due to lack of quorum. On December 6, 2021, a fifth pension fund withdrawal was proposed as well as the withdrawal of 100% of the remaining pension fund money. Currently, these proposals do not have a set date to be discussed. The Chilean government has begun a process of discussing a tax reform and a pension reform to make-up for these pension withdrawals.

All this liquidity has increased inflation, with CPI inflation reaching 7.2% in 2021. In turn, overall GDP growth for 2021 is expected to reach 12%. The Central Bank has also begun increasing the MPR, after leaving it at the technical minimum of 0.5% throughout the pandemic. The Central Bank increased the MPR from 0.5% to 0.75% in July 2021, to 1.5% in August 2021, to 2.75% in October 2021 and to 4.0% in December 2021.

As a result of the social unrest in October 2019, the Chilean population decided to enact a new Constitution which is being drafted by a Constitutional Convention made up of 155 members. The election of the members of this convention was held in April 2021, with most of the members elected not affiliated to any political party. Each new article of the Constitution will have to be approved by two thirds of the convention. The Constitutional Convention has approximately one year from May 2021 to complete the drafting of the constitution. However, the Convention can extend the discussion process for an additional six month period. An exit referendum with compulsory participation will then be held to ratify the new Constitution. Presidential and parliamentary elections were held on November 21, 2021 and the presidential run-off election was held on December 19, 2021 with Gabriel Boric (a left-leaning candidate) winning the election.

The exchange rate appreciated by 4.5% in 2020 and depreciated by 19.5% in 2021.  After a recovery of the Chilean peso following the social unrest in October 2019 and the beginning of the pandemic in 2020, in 2021 the peso depreciated mainly as a result of political uncertainty with the pandemic still ongoing as a backdrop.

The growth of the Chilean banking sector evolved in line with overall economic developments and the acquisition carried out by Chilean banks of loan portfolios previously owned by non-banks. Total loans as of December 31, 2021, in the Chilean financial system, excluding loans held abroad by Chilean banks, grew 10.4% year-over-year. Total customer deposits (defined as time deposits plus checking accounts), excluding amounts held by Chilean banks abroad, increased 8.4% year-over-year as of December 31, 2021. The non-performing loans (defined as loans with an installment that is at least 90 days past-due) to total loans ratio decreased from 1.6% at year-end 2020 to 1.2% at year-end 2021. This decrease occurred due to the high liquidity levels in the system after the government approved various initiatives to help the population during the COVID-19 pandemic.

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$30,991.74 at December 31, 2021, Ch$29,070.33 at December 31, 2020 and Ch$28,309.94 at December 31, 2019. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 6.6% in 2021, 2.7% in 2020 and 2.7% in 2019. There can be no assurance that Chilean inflation will not change significantly from the current level. Due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are significantly less features in deposits and other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

●	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest-bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest-bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities.
●	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates or inflation. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2021, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled Ch$449,122 compared to a loss of Ch$15,461 million in 2020 and a loss of Ch$31,346 million in 2019. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$6,252,221 million in 2021, Ch$6,173,541 million in 2020 and Ch$4,279,082 million in 2019. Therefore, our sensitivity to a 100-basis point shift in UF inflation considering our year end gap would be approximately Ch$62.5 billion.
●	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was Ch$410,249 million in 2021, Ch$173,668 million in 2020 and Ch$114,340 million in 2019. The 136.2% increase in these results was due to the higher UF inflation rate and a larger UF gap in 2021 compared to 2020.

	As of December 31,			% Change
Impact of inflation on net interest income	2021	2020	2019	2021/2020	2020/2019
	(in millions of Ch$)
Results from UF GAP(1)	410,249	173,668	114,340	136.2%	51.9%
Annual UF inflation	6.6%	2.7%	2.7%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

●	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest-bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 38.9%, 33.5% and 30.5%, for the years ended December 31, 2021, 2020 and 2019, respectively.

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

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate depreciated 19.5% in 2021 and appreciated 4.5% in 2020. A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2021 and 2020, the Bank held significant short-term assets in US$ overnight deposits in order to maintain strong liquidity levels in this currency due to the COVID-19 pandemic. In either case, any differences are usually hedged using forwards and cross-currency swaps. Including derivatives, the Bank seeks to run no foreign currency risk in its non-trading balance sheet. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) and derivatives accounted under hedge accounting standards are included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk.

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

Under IFRS 8, the Bank has aggregated operating segments with similar economic characteristics according to the aggregation criteria specified in the standard. A reporting segment consists of clients that are offered differentiated but, considering how their performance is measured, homogenous services based on IFRS 8 aggregation criteria. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in and transferred to a different CODM. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects. Overall, this aggregation has no significant impact on the understanding of the nature and effects of the Bank’s business activities and the economic environment.

The Bank’s reportable segments are (i) Retail banking, (ii) Middle-market, (iii) Corporate Investment Banking and (iv) Corporate Activities (“Other”). See “Note 3—Reporting Segments” of our Audited Consolidated Financial Statements for more information.

Results of Operations for the Years Ended December 31, 2021 and 2020

In this section, we discuss the results of our operations for the year ended December 31, 2021 compared to the year ended December 31, 2020. For a discussion of the results of our operations for the year ended December 31, 2020 compared to the year ended December 31, 2019, please refer to “Item 5. – A. Operating Results – Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019” in our Annual Report on Form 20-F for the year ended December 31, 2020.

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the years ended December 31, 2021 and 2020.

Consolidated Income Statement Data IFRS

	2021	2021	2020	% Change 2021/2020
	(U.S.$ thousands) (1)	(Ch$ million)
Interest income and expense
Interest income	3,418,567	2,921,097	2,232,327	30.9%
Interest expense	(1,298,738)	(1,109,746)	(638,479)	73.8%
Net interest income	2,119,828	1,811,351	1,593,848	13.6%
Fees and income from services
Fees and commission income	677,142	578,604	451,162	28.2%
Fees and commission expense	(287,722)	(245,853)	(183,884)	33.7%
Total net fees and commission income	389,419	332,751	267,278	24.5%
Financial transactions, net
Net income (expense) from financial operations	(7,493)	(6,403)	90,800	(107.1)%
Net foreign exchange gain	146,792	125,431	58,997	112.6%
Financial transactions, net	139,299	119,028	149,797	(20.5)%
Other operating income	12,161	10,391	8,206	26.6%
Net operating profit before provision for loan losses	2,660,707	2,273,521	2,019,129	12.6%
Provision for loan losses	(340,655)	(291,083)	(478,264)	(39.1)%
Net operating profit	2,320,052	1,982,438	1,540,865	28.7%
Personnel salaries and expenses	(465,400)	(397,675)	(408,670)	(2.7)%
Administrative expenses	(327,841)	(280,134)	(250,450)	11.9%
Depreciation and amortization	(142,841)	(122,055)	(109,426)	11.5%
Impairment of property, plant and equipment	-	-	(638)	(100.0)%
Other operating expenses	(126,181)	(107,819)	(77,806)	38.6%
Total operating expenses	(1,062,264)	(907,683)	(846,990)	7.2%
Net Operating income	1,257,788	1,074,755	693,875	54.9%
Income from investments in associates and other companies (2)	(776)	(663)	1,388	(147.8)%
Income before tax	1,257,012	1,074,092	695,263	54.5%
Income tax expense	(259,414)	(221,664)	(142,533)	55.5%
Income (loss) from continuous operations	997,599	852,428	552,730	54.2%
Consolidated net income for the year	997,599	852,428	552,730	54.2%
Net income for the year attributable to:
Equity holders of the Bank	985,941	842,467	547,614	53.8%
Non-controlling interests	11,657	9,961	5,116	94.7%

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2021 have been translated from Chilean pesos at the exchange rate of Ch$854.48 = U.S.$1.00 as of December 31, 2021.
(2)	In 2018 the Bank announced that it was in the process of selling its share participation on Redbanc S.A. and Transbank S.A. As it has not been possible to find buyers for these companies due to the effects of COVID-19 pandemic and the current state of the Chilean economy, the Bank has reclassified those investments as Income from investments in associates and other companies.

Results of Operations for the Years Ended December 31, 2021 and 2020

Net income for the year attributable to equity holders of the Bank increased 53.8% in 2021 compared to 2020 and totaled Ch$842.5 million. Our return on annualized average equity was 20.7% in 2021 compared to 14.8% in 2020.

In 2021, net operating profit before loan losses was Ch$2,273,521 million, an increase of 12.6% compared to 2020.

Our net interest income increased 13.6% in 2021 compared to 2020. This was mainly driven by loan growth, higher gains from inflation-indexed assets and lower cost of funds due to the high liquidity in the market and a lower rate environment. Overall, our net interest margin increased from 3.8% in 2020 to 3.9% in 2021.

Net fees and commission income increased 24.5% to Ch$332,751 million in the twelve-month period ended December 31, 2021 compared to the same period in 2020.

Fees from credit, debit and ATM cards increased 34.3% in 2021 due to higher usage of our cards from the growth of our client base, which reached 4,116,301 total clients, a 14.1% increase during the year. The switch to the four-part pricing model for credit card usage fees, which is based on interchange-fees also drove growth of net card fees. Insurance brokerage fees increased 10.4% due to an increase in the sale of car and life insurance, primarily due to advances in our digital platforms that enable clients to search for and purchase these products online more easily. Fees from checking accounts increased 13.7% in 2021 compared to 2020 due to the rise in the Bank’s checking account base. The number of checking accounts increased 44.8% to 2,184,012 driven by digital onboarding platforms such as Santander Life. Our corporate cash management services also continued to boost fee growth in this product.
Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange gain (loss), totaled Ch$119,028 million in the year ended December 31, 2021, a decrease of 20.5% compared to the same period in 2020. These results include the results of our Treasury Division’s transactions with customers, as well as the results of our non-client treasury operations, mainly the Financial Management Division. The results from non-client treasury income totaled a loss of Ch$64,900 million in 2021. During 2021, as interest rates rose, the Bank realized some liability management exercises including the unwinding of rate and currency hedges. In some instances, this resulted in an initial loss recognized in this line item, but should contribute to controlling funding cost going forward. This was compensated by an increase of 26.7% of Client treasury services compared to 2020. In 2021, the results from client treasury products increased 18.9% as higher market volatility due to the COVID-19 pandemic led to higher demand for hedging from our Corporate and Middle-market clients. The results from market-making activities with client services increased 48.6% in 2021 compared to 2020, mainly due an improvement in business volumes of tailor-made treasury services and cash management sold to specific corporate clients, even after a strong year in this line item in 2020.

Total other operating income increased by 26.6% in 2021 compared to 2020 and totaled a gain of Ch$10,391 million. This was mainly due to higher income from recoveries from operational risk in 2021.

For the year ended December 31, 2021 provisions for expected credit loss totaled Ch$291,083 million and decreased 39.1% compared to 2020. This decrease was mainly due to the positive impact on asset quality of the reopening of the Chilean economy due to high vaccination levels as well as the positive impact on households and business of direct government transfers and pension fund withdrawals, which boosted economic activity in 2021.

As a result of the factors mentioned above, net operating profit increased 28.6% in 2021 compared to 2020 and totaled Ch$1,982,438 million.

Operating expenses in the year ended December 31, 2021 increased 7.2% compared to the corresponding period in 2020. The efficiency ratio was 39.9% in 2021 and 41.9% in 2020.

The 2.7% decrease in personnel salaries and expenses was mainly due to a decrease in salary costs as the headcount decreased 4.6% in 2021, ending the year at 9,988 employees in the Bank with severance costs increasing 15.6% in 2021.

Administrative expenses increased 11.9% in the year ended December 31, 2021 compared to the corresponding period in 2020, mainly due to higher IT and communications costs, as the Bank also continued to invest in IT to develop the Bank’s digital services and back-office platform, which is allowing the Bank to consolidate the branches and create efficiencies in the long-term. The higher inflation rate and the depreciation of the Chilean peso also resulted in the rise of administrative expenses as items such as rent are indexed to inflation and various outsourced IT related expenses are denominated in foreign currency.

Depreciation and amortization expense increased 11.5% in 2021 compared to 2020. This increase was mainly due to a higher amortization of intangible assets in the period.

There were no impairment charges in 2021, compared to Ch$638 million in 2020 when some fixed assets were impaired due to the social unrest that affected Chile in October and November 2019.

Other operating expenses were Ch$107,819 million in 2021, an increase of 38.6% compared to 2020. This is explained by the increase in insurance expenses the Bank must pay to cover cyber fraud losses as the number of clients increased. Auto sales and loans have been a bright spot in consumer lending, leading to a rise in Santander Consumer Finance net income by 67.2% YoY, totaling Ch$19,167 million in 2021. This includes the cost of the joint venture with SK Bergé, a key broker for auto loans, which is recognized as an Other operating expense.

Total income tax expense by the Bank in 2021 was Ch$221,664 million, a 55.5% increase compared to 2020, mainly driven by the 54.5% increase in net income before taxes.

Net Interest Income

	Year ended December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$, except percentages)
Retail banking	1,044,730	1,049,543	(0.5)%
Middle-market	334,768	346,225	(3.3)%
Corporate Investment banking	97,817	114,229	(14.4)%
Total reporting segments	1,477,315	1,509,997	(2.2)%
Other(1)	334,036	83,851	298.4%
Net interest income	1,811,351	1,593,848	13.6%
Average interest-earning assets	46,529,096	42,239,387	10.2%
Average non-interest-bearing demand deposits	14,035,242	10,403,347	34.9%
Net interest margin(2)	3.9%	3.8%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	38.9%	33.5%

(1)	Consists mainly of net interest income from the Financial Management Division, including the inflation gap, and the cost of funding our financial assets held for trading. Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds. This segment also includes intra-segment income and activities not assigned to a given segment or product line.

(2)	Net interest margin is net interest income divided by average interest-earning assets.

For the year ended December 31, 2021 our net interest income totaled Ch$1,811,351 million and increased 13.6% from Ch$1,593,848 million in 2020. Average interest earning assets increased 10.2% in the same period. During 2021, the loan portfolio grew 6.4%, but mainly in lower yielding commercial and mortgage loans. The higher growth from interest earning assets came from short-term assets as the Bank invested the higher liquidity in the system in low-risk and low-yielding assets. This caused the nominal yield earned on peso-denominated interest earning assets to decline from 6.2% in 2020 to 5.2% in 2021. However, this was offset by the high levels of UF inflation which caused the average interest rate earned on interest earning assets indexed to the UF to increase from 5.2% in 2020 to 8.8% in 2021 and led to an increase in the overall average interest earned over interest earning assets from 5.3% in 2020 to 6.3% in 2021.

Average nominal interest rate earned on interest earning assets	2021	2020
Ch$	5.2%	6.2%
UF	8.8%	5.2%
Foreign currencies	1.4%	2.7%
Total	6.3%	5.3%

The average rate paid on our interest-bearing liabilities increased from 2.2% in 2020 to 3.8% in 2021. This was mainly due to a higher rate environment in 2021 triggered by the Central Bank’s tightening of monetary policy due to higher inflation. The increase in monetary policy rates led to an increase in the nominal rate paid on Ch$ interest bearing liabilities from 1.3% in 2020 to 3.5% in 2021, while higher UF inflation led to the nominal rate paid of UF interest bearing liabilities increasing from 5.3% to 9.9%.

Average nominal interest rate paid on interest bearing liabilities	2021	2020
Ch$	3.5%	1.3%
UF	9.9%	5.4%
Foreign currencies	0.9%	1.5%
Total	3.8%	2.2%

Additionally, in 2021, average non-interest bearing demand deposits increased 34.9%, which helped mitigate the increase in funding costs.

In summary, the growth of lower yielding assets and the increase in the funding cost was offset by the increase in the UF inflation and the improved funding mix, leading to an increase in our net interest margin from 3.8% in 2020 to 3.9% in 2021.

Net interest income from our reporting segments totaled Ch$1,477,315 million and decreased 2.2% compared to 2020. This rise was mainly due to the growth of lower yielding assets and higher time deposit costs, partially offset by an improved funding mix. The changes in net interest income by segment in 2021 as compared to 2020 were as follows:

●	Net interest income from Retail banking decreased 0.5% in 2021, as the Bank grew in lower yielding loans. Mortgage loans continued to grow strongly in the year as rates were low for the first half of the year. In the second half of 2021, rates increased and demand for these loans diminished. Demand for consumer loans remained depressed in 2021 due to the government aid coupled with the access to private pension accounts. However, auto loans, which represent 14.5% of the consumer loan book, increased 53.7% in 2021 to due a general rise in car sales in Chile during the year. Net interest income from SMEs increased 7.0% despite the loan book contraction of 5.5% in 2021 after strong loan growth in 2020 due to the strong demand of FOGAPE government-guaranteed loans in the year. The interest rate on these FOGAPE loans were initially capped at the Central Bank MPR (at 0.5% at the launch of this program) plus a spread of 3.0%. However, in 2021 a FOGAPE 2.0 called FOGAPE Reactiva was rolled out, with less restrictions in terms of interest rates, terms, and use of proceeds. These loans also have a state guarantee, and can be used for investment and payment of debts, in addition to working capital. The maximum interest rate was also increased to the Central Bank MPR + 0.7% nominal per month.

●	Net interest income from the Middle-market segment decreased 3.3% in 2021 mainly due to higher time deposit costs despite loan growth of 4.6% in 2021, which was mainly composed of foreign trade loans and factoring.
●	Net interest income from the Corporate Investment Banking segment decreased 14.4% in 2021 compared to 2020. Loans increased 31.7%, but this was offset by an increase in time deposits, the main source of funding in this segment, with the tightening of MPR by the Central Bank.
●	Other net interest income consists mainly of net interest income from the Bank’s ALCO, which includes the net interest income from the Bank’s debt instruments recorded at fair value through other comprehensive income, deposits in the Central Bank, and the financial cost of supporting our cash position and financial investments held for trading (the interest income from which is recognized as net income from financial operations and not interest income). The result of the Bank’s inflation gap is also included in this line. The net interest income included as “other” increased 298.4% to Ch$334,036 million in 2021 compared to 2020. This was mainly due to the higher average UF inflation gap in the year as management positioned the balance sheet to benefit from the higher inflation rate in 2021.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment at the dates indicated.

	At December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Retail banking	25,784,719	24,279,248	6.2%
Middle-market	8,511,500	8,136,402	4.6%
Corporate Investment banking	2,154,325	1,635,217	31.7%
Other (1)	78,518	289,026	72.8%
Total loans	36,529,062	34,339,893	6.4%

(1)	Includes interbank loans.

The following table shows interest income of financial assets by valuation as of December 31, 2021 and 2020.

	At December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Financial assets measured at amortized cost(1)	2,858,338	2,114,620	35.2%
Financial assets measured al FVOCI(2)	94,657	105,417	(10.2)%
Other interest	14,938	13,586	10.0%
Interest income not including income from hedge accounting	2,967,933	2,233,623	32.9%

(1)	Financial assets measured at amortized cost include loans measured at amortized cost as described above and investments under resale agreements. The effective interest method is used in the calculation of the amortized cost of the financial asset and in the allocation and recognition of the interest revenue over the relevant period.

(2)	Financial assets measured at fair value through other comprehensive income include the interest income from debt instruments. These mainly consisted of securities and bonds of the Chilean Central Bank that contain contractual terms that give rise on specific dates to cash flows that are solely payments of principal and interest (SPPI), and are measured at FVOCI.

Fee and Commission Income

Net fees and commission income increased 24.5% to Ch$332,751 million in the twelve-month period ended December 31, 2021 compared to the same period in 2020.

This increase was driven by higher fees from retail banking as a result of our digital strategy which led to a 44.8% increase in the number of checking account clients as of December 31, 2021 compared to the same date in 2020, with the number of digital clients growing 30.4% and number of total clients increasing 14.1%. This was led by our Santander Life digital checking account product. The following table shows client growth in our Retail banking and Middle-market segments for the periods indicated:

	Year ended December 31,		% Change
	2021	2020	2021/2020
Total clients (1)	4,116,301	3,607,609	14.1%
Active clients (2)	2,036,893	1,723,410	18.2%
Loyal clients (3)	832,405	764,104	8.9%
Checking accounts (4)	2,184,012	1,508,530	44.8%

	Year ended December 31,		% Change
	2021	2020	2021/2020
Digital clients (5)	2,016,947	1,546,524	30.4%

(1)	Number of clients registered for at least one product.
(2)	Number of clients that have used at least one product at least one time in the past month.
(3)	Clients with four or more products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME and Middle-market cross-selling is differentiated by client size using a point system that depends on the number of products, usage of products and income net of risk.
(4)	Total checking accounts held by individuals and companies.
(5)	Number of clients that used at least one digital channel with password during the last month.

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2021 and 2020.

	Year ended December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Credit, debit and ATM cards (1)	98,445	73,297	34.3%
Insurance brokerage	43,898	39,764	10.4%
Checking accounts	39,581	34,825	13.7%
Letters of credit	39,010	36,277	7.5%
Collections	26,871	23,242	15.6%
Lines of credit	7,602	7,428	2.3%
Getnet	7,119	-	--%
Custody and brokerage services	5,890	10,376	(43.2)%
Others	64,335	42,069	52.9%
Total fees and commission income, net	332,751	267,278	24.5%

(1)	Excludes Getnet, our acquiring business, which was launched in February 2021.

Fees from credit, debit and ATM cards increased 34.3% in 2021 due to higher usage of our cards from the growth of our client base, which reached 4,116,301 total clients, a 14.1% increase during the year. The switch to the four-part pricing model for credit card usage fees, which is based on interchange-fees also drove growth of net card fees. We also increased the number of ATMs during the year, from 1,199 as of December 31, 2020 to 1,338 as of December 31, 2021, giving us higher fees from clients from other banks and financial institutions using our machines.

Insurance brokerage fees increased 10.4% due to an increase in the sale of car and life insurance, primarily due to advances in our digital platforms that enable clients to search for and purchase these products online more easily.

Fees from checking accounts increased 13.7% in 2021 compared to 2020 due to the rise in the Bank’s checking account base. The number of checking accounts increased 44.8% to 2,184,012 driven by digital onboarding platforms such as Santander Life. Our corporate cash management services also continued to boost fee growth in this product.

Fees from letters of credit and other contingent operations increased 7.5% in 2021 compared to 2020. This line corresponds to international and foreign trade financing business with clients. Business growth drove this revenue line in 2021 as activity started to recover as the risk of the COVID-19 pandemic receded.

Fees from collections increased 15.6% in 2021 compared to 2020. This line item includes, among other items, credit-related insurance collected on behalf of insurance companies, such as fire and earthquake insurance that are mandatory for mortgage loans. During 2021, the recovery of economic activity contributed to the increase in this line item.

Fees from lines of credit increased 2.3% in 2021 after a decrease in 2020 from the fall in consumption, the greater access to liquidity due to the withdrawal of pension fund savings and the rise in household savings rate during the pandemic. As household liquidity started to normalize in 2021, demand for lines of credit increased.

Brokerage and custody fees decreased 43.2% in 2021 as compared to 2020 due to lower activity in the local equity and fixed income market by Chilean institutional investors.

The 52.9% increase in other fee income in 2021 compared to 2020 was mainly due to higher fees earned by our Corporate Investment Banking segment for investment banking and advisory services for specific clients. Fees from the brokerage of mutual funds also increased 11.6% in 2021 compared to 2020 and totaled Ch$49,178 million. As rates increased, especially those earned by money market funds, average fees charged over these funds also increased. In December 2013, our Asset Management business was sold, but we continue to serve as an exclusive broker for Santander Asset Management, the acquirer of our asset management business.

The following table sets forth, for the periods indicated our fee income broken down by segment for the periods indicated:

	Year ended December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Retail banking	262,265	213,431	22.9%
Middle-market	43,903	38,335	14.5%
Corporate Investment banking	33,256	23,180	43.5%
Other	(6,673)	(7,668)	(13.0)%
Total fees and commission income, net	332,751	267,278	24.5%

Fees from Retail banking increased 22.9% in 2021 compared to 2020 mainly driven by card and checking account fees, increased by our digital initiatives such as Santander Life, which has helped increase the total number of checking accounts by 44.8% at December 31, 2021 as compared to the number of checking account as of December 31, 2020. Insurance brokerage fees increased 10.4% in 2021 compared to 2020 due to advances in our digital platforms that enable clients to search for and purchase insurance products online more easily.

The 14.5% increase in fees from the Middle-market segment was mainly due to the recovery of economic activity after the COVID-19 pandemic receded with greater fees generated from transactionality and some advisory services for foreign trade.

Fees from the Corporate Investment banking segment increased 43.5% in 2021 compared to 2020, mainly due to higher fees for cash management services and other fees generated from structured finance and other advisory services.

Fees in Other decreased from a loss of Ch$7,668 million in 2020 to a loss of Ch$6,673 million in 2021 mainly due to lower insurance fees paid to Zurich, our insurance partner.

Financial Transactions, Net

The following table sets forth information regarding our income (loss) from financial transactions for the years ended December 31, 2021 and 2020.

	Year ended December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Net income from financial operations	(6,403)	90,800	--%
Foreign exchange gain, net	125,431	58,997	112.6%
Total financial transactions, net	119,028	149,797	(20.5)%

Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange gain, totaled Ch$119,028 million in the year ended December 31, 2021, a decrease of 20.5% compared to the same period in 2020. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our Financial Management Division.

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

The results from net income (loss) from financial operations totaled a loss of Ch$6,403 million in 2021 compared to a gain of Ch$90,800 million in 2020.

	For the year ended December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Net (loss) gains on trading derivatives	(24,592)	42,704	--%
Net gains on financial assets at fair value through profit or loss	(4,816)	1,689	--%
Net gains on derecognition of financial assets measured at amortized cost	23,187	80,679	(71.3)%
Sale of loans and accounts receivables from customers	2,731	(62)	--%
Current portfolio	(7)	48	--%
Charged-off portfolio	2,738	(110)	--%
Repurchase of issued bonds	(8,579)	(24,973)	(65.6)%
Other income (expense) from financial operations	5,666	(9,237)	--%
Total income (expense)	(6,403)	90,800	--%

The loss from financial operations in 2021 compared to a gain in 2020 was mainly due to:

(i)	A loss of Ch$24,592 million in 2021 compared to a gain of Ch$42,704 million in 2020 in the sub-item net gains on trading derivatives. Movements in foreign currency and interest rates affect this line item because it includes the valuation adjustments of our derivatives classified as trading. The Central Bank exchange rate depreciated 19.5% in 2021, which led to a net loss from trading of derivatives compared to an appreciation of 4.5% in 2020. Regarding rates, the withdrawals from the pension funds caused the local fixed income market to become subdued with pension funds not as active in the market. This, together with rising global long-term rates led to a rise in rates across the yield curve. This volatility resulted in significant movements in the net gain (loss) from trading derivatives. We use derivatives classified as trading, mainly forwards and cross-currency swaps, to hedge the net foreign currency spot position between short-term assets and short-term liabilities and it includes results from our client foreign currency business, such as the sale of currency derivatives, like forwards.
(ii)	Gains on the derecognition of financial assets measured at amortized cost, which totaled a gain of Ch$23,187 million in 2021 compared to Ch$80,679 million in 2020. This decrease was mainly due to an increase in local interest rates as yields rose along the whole nominal and UF peso yield curve, that decreased the realized gain from these investments. These investments are mainly comprised of fixed income instruments issued by the Central Bank of Chile and the Republic of Chile.
(iii)	A loss of Ch$4,816 million from financial assets at fair value through profit or loss in 2021 which compared to a gain of Ch$1,689 million in 2020. In this line item the mark-to-market and interest income of the trading fixed income portfolio are recognized. As interest rates began to rise quickly in 2021 this produced a loss from these investments compared to 2020. These investments are also mainly comprised of Chilean Central Bank instruments.
(iv)	In 2021, the Bank repurchased certain bonds at a price above par, resulting in the loss recorded in this line item. As high liquidity was maintained throughout the year from the high growth in demand deposits and the access to the Central Bank lines from 2020, the Bank continued to carry manage its liabilities, which in the medium term should help mitigate the increase in the cost of funds in a higher rate environment. See “Note 19—Issued Debt Instruments and Other Financial Liabilities—b) Senior Bonds” in the Audited Consolidated Financial Statements.

This was partially offset by:

(v)	The net gain of Ch$5,666 million in 2021 million in the sub-line item others compared to a loss of Ch$9,237 million in 2020 that was mainly due to a lower loss from credit value adjustment of our derivative portfolio.

The net result from foreign exchange transactions totaled a gain of Ch$125,431 million in 2021 compared to Ch$58,997 million in 2020.

	Year ended December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Net profit or loss from foreign currency exchange differences	(481,340)	90,133	--%
Hedge-accounting derivatives	587,976	(27,624)	--%
Translation gains and losses over assets and liabilities indexed to foreign currencies, net	18,795	(3,512)	--%
Net results from foreign exchange gain	125,431	58,997	112.6%

Included in these results is the sub-item Net profit or loss from foreign currency exchange differences which includes the mark-to-market of the Bank’s spot position and results from our client foreign currency business, such as currency transactions. The Central Bank exchange rate depreciated 19.5% in 2021 and appreciated 4.5% in 2020, which reflects the loss from our net liability spot position in 2021 versus a net gain for 2020. This is offset by the results from hedge-accounting derivatives.

Results from the sub-item hedge-accounting derivative are mainly comprised of the mark-to-market of derivatives that are used to mainly hedge the foreign currency risk of our long-term foreign currency funding. Therefore, we generally have a net foreign currency asset position in our hedge-accounting derivatives. These are mainly cross-currency swaps that are accounted under hedge accounting rules. These derivatives produced a gain of Ch$587,976 million in 2021, due to the depreciation of the peso in the 2021.

Finally, the Bank has some assets and liabilities that are in Chilean pesos, but indexed to foreign currency. This position produced a gain in 2021 of Ch$18,795 million.

In order to more easily compare the results from financial transactions, net, we present the following table that separates the results by lines of business for 2021 and 2020.

	Year ended December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Client treasury products	127,904	107,538	18.9%
Market-making with clients	56,025	37,703	48.6%
Client treasury services	183,928	145,222	26.7%
Sale of loans and charged-off loans	1,903	(126)	--%
CVA adjustments	(15,154)	(23,216)	(34.7)%
Financial Management Division and others(1)	(51,650)	27,918	--%
Non-client treasury income (loss)	(64,900)	4,576	--%
Total financial transactions, net	119,028	149,798	(20.5)%

(1)	The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Client treasury services totaled Ch$183,928 million, an increase of 26.7% compared to 2020. The results from client treasury products and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2021, the results from client treasury products increased 18.9%. The higher market volatility due to the COVID-19 pandemic led to higher demand for hedging from our Corporate and Middle-market clients. The results from market-making with client services increasing 48.6% in 2021, mainly due an improvement in business volumes of tailor-made treasury services and cash management sold to specific corporate clients, even after a strong year in this line item in 2020. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income totaled a loss of Ch$64,900 million in 2021 compared to a gain of Ch$4,576 million in 2020. These results include the income from sale of loans, including charged-off loans, CVA adjustments and the results from our Financial Management Division. The results of the Bank’s Financial Management Division totaled a loss of Ch$51,650 million compared to a gain of Ch$27,918 million in 2020. During 2021, as interest rates rose, the Bank realized some liability management exercises including the unwinding of rate and currency hedges. In some instances, this resulted in an initial loss recognized in this line item but should contribute to controlling the funding cost going forward.

The results from the sale of loans totaled a gain of Ch$1,903 million in 2021 compared to a loss of Ch$126 million in 2020 as demand for these sales recovered after the COVID-19 pandemic subsided.

The results from CVAs totaled a loss of Ch$15,154 million. This was mainly due to a loss from CVA adjustments of our derivative portfolio which is included in this line item, since the CVA generated by derivatives taken for hedging and on behalf of clients is not part of client income or part of Financial Management’s profit and loss. After an increase in counterparty risk in 2020, the CVA adjustment loss reduced in 2021.

Other Operating Income

	Year ended December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Income from assets received in lieu of payment	5,140	5,934	(13.4)%
Release of contingencies provisions	-	503	--%
Other income	4,912	1,769	177.7%
Operational risk recovery	2,389	-	--%
Income from sale of property, plant and equipment	673	865	(22.2)%
Pension plan interest	640	-	--%
Rental income	286	-	--%
Compensation from insurance companies due to damages	45	255	(82.4)%
Other	879	396	122.0%
Total	10,391	8,206	26.6%

Total other operating income increased by 26.6% in 2021 compared to 2020 and totaled a gain of Ch$10,391 million. This was mainly due to higher income from recoveries from operational risk in 2021 as well as income from pension plan interest and rental income, compensated by lower compensation from insurance companies.

Expected Credit Loss Allowance

The following table sets forth certain information relating to our provision for expected credit losses for the years ended 2021 and 2020.

	As of December 31, 2021
	Stage 1		Stage 2		Stage 3
	Corporate	Other (1)	Corporate	Other (1)	Corporate	Other (1)	Total
	(in millions of Ch$)
Commercial loans	(1,469)	2,676	(25,829)	(415)	(51,897)	(63,398)	(140,332)
Mortgage loans	-	(357)	-	(3,903)	-	(31,489)	(35,749)
Consumer loans	-	(35,532)	-	(6,193)	-	(65,429)	(107,154)
Contingent loans	(1,088)	(6,070)	(4,098)	1,920	360	318	(8,658)
Loans and AR at FVOCI	1,086	-	-	-	-	-	1,086
Debt at FVOCI	-	435	-	-	-	-	435
Debt at amortized cost		(711)				-	(711)
Total Expected credit losses allowance	(1,471)	(39,558)	(29,927)	(8,591)	(51,537)	(159,999)	(291,083)

(1)	Includes Mortgages, Consumer and Other Commercial loans.

	As of December 31, 2020
	Stage 1		Stage 2		Stage 3
	Corporate	Other (1)	Corporate	Other (1)	Corporate	Other (1)	Total
	(in millions of Ch$)
Commercial loans	(20,055)	(9,617)	(35,861)	(23,410)	(115,730)	(86,016)	(290,691)
Mortgage loans	-	(16,603)	-	5,966	-	(7,636)	(18,273)
Consumer loans	-	(19,024)	-	18,914	-	(161,466)	(161,576)
Contingent loans	(1,335)	1,600	(1,624)	(4,023)	14	(423)	(5,789)
Loans and AR at FVOCI	(1,253)	-	-	-	-	-	(1,253)
Debt at FVOCI	-	(682)	-	-	-	-	(682)
Total Expected credit losses allowance	(22,643)	(44,326)	(37,485)	(2,552)	(115,716)	(255,543)	(478,264)

(1)	Includes Mortgages, Consumer and Other Commercial loans.

For the year ended December 31, 2021 provisions for expected credit loss totaled Ch$291,083 million and decreased 39.1% compared to 2020. This decrease was mainly due to higher expected losses in 2020 driven by the economic slowdown from the COVID-19 pandemic and continued high levels of uncertainty in the macro-economic outlook. To address a potential lag in defaults, the Bank’s management determined to record overlay or post-model adjustments overlays for an amount of Ch$59,000 million, wherein Ch$29,000 million addressed macroeconomics’ variables and Ch$30,000 million associated to expected behavior of Fogape loans in 2020. In April 2020, the Bank completed a calibration of parameters, resulting in additional allowance for Ch$2,066 million. In 2021, as economic activity recovered and payment behavior started to normalize, the macro economic scenario was updated, and these overlays were released. The table below breaks down these results by main product item:

	Year ended December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Commercial loans	(140,332)	(290,691)	(51.7)%
Mortgage loans	(35,749)	(18,273)	95.6%
Consumer loans	(107,154)	(161,576)	(33.7)%
Contingent loans	(8,658)	(5,789)	49.6%
Loans and AR at FVOCI	1,086	(1,253)	--%
Debt at FVOCI	435	(682)	--%
Debt at amortized cost	(711)	-	--%
Total Provision For Loan Losses	(291,083)	(478,264)	(39.1)%

Provisions for expected credit losses of our commercial loans totaled Ch$140,332 million for the year ended December 31, 2021 and decreased 51.7% compared to 2020. This product was the most affected by the lockdowns in 2020; however, as economic activity started to recover, there was a larger transfer of clients from Stage 3 to Stage 2 and from Stage 2 to Stage 1. There was also a decrease in write-offs compared to 2021. During 2020 there was strong growth in loan growth in commercial loans mainly came from Fogape loans, which were state-guaranteed loans mainly given to SMEs in order to help them cope with the lower economic activity due to the Covid-19 pandemic. The Bank decided to be prudent and increased provisioning for these loans, with an overlay of Ch$30,000 million specifically for loans under Stage 2 in 2020. These overlays were released in 2021.

Provisions for expected credit losses for mortgage loans totaled an expense of Ch$35,749 million for the year ended December 31, 2021, compared to an expense of Ch$18,273 million in 2020. During the pandemic in 2020, almost half of this portfolio was under a grace period at the peak and in June 2020, the Bank decided to take an overlay due to the deterioration of macroeconomic variables, and assigned Ch$11,600 million under Stage 1. The majority of these grace periods ended in October and November 2020. In 2021, Mortgage loans increased 11.8% in 2021 compared to 2020, while write-offs of loans classified as Stage 3 increased from Ch$25,831 million to Ch$38,183 million. This was offset by the reversal of the overlays established in 2020.

The provisions for expected credit losses for consumer loans totaled a charge of Ch$107,154 million and decreased 33.7% in 2021 compared to 2020 as during 2021 our clients showed good payment behavior and loans classified as Stage 2 and 3 decreased compared to 2020. In 2021 the consumer loan book only grew 1.2% compared to 2020, as there was lower demand for these types of products due to the high liquidity of households after the government approved various initiatives, including pension fund withdrawals that contributed to the improved payment behavior. Regardless of other factors, if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial recognition and consumer loans are written off after 6 months. In 2021, write-off for this loan book totaled Ch$25,831 million compared to Ch$123,487 million in 2020. In June 2020 the Bank decided to take an overlay due to the deterioration of macroeconomic variables, and assigned a total of Ch$17,400 million to a specific group of operations in the following manner: Ch$10,700 million to specific operations under Stage 1 and $6,700 million to specific operations under Stage 2. These overlays were released in 2021 as the Bank updated its macro-economical scenarios.

The following table shows the success rate of renegotiated consumer and residential loans used for management purposes, for the periods indicated. The success rate for consumer loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2021, minus the amount of such renegotiated loans that have been charged off as of December 31, 2021, divided by (ii) the total amount of such renegotiated loans. The success rate for residential mortgage loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2021, divided by (ii) the total amount of such renegotiated loans. A charge-off of a residential mortgage loan is not generally included in measuring the success rate of mortgage renegotiations since the period to charge-off a mortgage loan is 48 months after an installment is past-due.

Period of Renegotiation	Success Rate Consumer Loans at December 31, 2021	Success Rate Residential Mortgage Loans at December 31, 2021
First Quarter 2020	57.4%	72.9%
Second Quarter 2020	65.6%	67.0%
Third Quarter 2020	66.1%	84.0%
Fourth Quarter 2020	69.2%	85.9%
First Quarter 2021	70.5%	83.7%
Second Quarter 2021	81.5%	84.5%
Third Quarter 2021	98.1%	91.7%
Fourth Quarter 2021	99.4%	92.5%

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

Recoveries on loans previously charged-off increased 2.8% in 2021 compared to 2020 as increasing mobility after lockdowns facilitated recovery efforts. The following table shows recoveries of loans previously charged-off by type of loan.

	Year ended December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	36,166	39,373	(8.1)%
Residential mortgage loans	13,621	9,584	42.1%
Commercial loans	27,212	25,969	4.8%
Total recoveries	76,999	74,926	2.8%

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions as disclosed in “Note 28—Net Income (Expense) from Financial Operations” of our Audited Consolidated Financial Statements. The following table sets forth information about our sale of charged-off loans for the year ended December 31, 2021 and 2020.

	Year ended December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Gains (losses) on sale of loans previously charged-off	2,738	(110)	--%

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Year ended December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Retail banking	(226,590)	(317,050)	(28.5)%
Middle-market	(48,578)	(109,999)	(55.8)%
Corporate Investment banking	(15,115)	(51,097)	(70.4)%
Other	(800)	(118)	578.0%
Total provisions, net	(291,083)	(478,264)	(39.1)%

Net provisions expense from retail banking decreased 28.5% in 2021 compared to 2020 despite a 6.2% increase in this loan portfolio. This was mainly driven by lower provisions for SMEs after strong loan growth in 2020 through FOGAPE loans and lower expense from consumer loans in 2021 due to an improvement in payment behavior as well as a reversal of the overlays taken in 2020.

Net provision expense from the Middle-market segment decreased 55.8% in 2021 despite a 4.6% increase in this loan portfolio due to better payment performance and as this segment started to recover from the COVID-19 pandemic lockdowns and lower economic growth in 2020.

Net provision expense from Corporate Investment banking decreased 70.4% in 2021 mainly due to the sale of particular corporate loans.

Total provisions, net included in Others totaled an expense of Ch$800 million, 578.0% greater than in 2020. This difference is explained by a change in the way the effects of the exchange rate over provision expenses are recognized. In 2021, the impact of foreign currency movements on provision expenses and the corresponding hedge was included in Financial Transactions, net.

We believe that our loan loss allowances are currently adequate for all known and expected credit losses.

Operating Expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2021 and 2020.

	Year ended December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Personnel salaries and expenses	(397,675)	(408,670)	(2.7)%
Administrative expenses	(280,134)	(250,450)	11.9%
Depreciation and amortization	(122,055)	(109,426)	11.5%
Impairment	-	(638)	(100.0)%
Other operating expenses	(107,819)	(77,806)	38.6%
Total operating expenses	(907,683)	(846,990)	7.2%
Efficiency ratio(1)	39.9%	41.9%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, financial transactions, net and other operating income.

Operating expenses in the year ended December 31, 2021 increased 7.2% compared to the corresponding period in 2020. The efficiency ratio was 39.9% in 2021 and 41.9% in 2020.

The 2.7% decrease in personnel salaries and expenses was mainly due to a 6.2% decrease in salary costs as headcount decreased 4.6% in 2021, ending the year at 9,988 employees in the Bank compared to 10,470 in 2020. This was partially offset by severance costs which increased 15.6% in 2021.

Administrative expenses increased 11.9% in the year ended December 31, 2021 compared to the corresponding period in 2020, mainly due to higher IT and communications costs, as the Bank also continued to invest in IT to develop the Bank’s digital services and back-office platform, which is allowing the Bank to consolidate the branches and create efficiencies in the long-term. The higher inflation rate and the depreciation of the Chilean peso also resulted in the rise of administrative expenses as items such as rent are indexed to inflation and various outsourced IT-related expenses are denominated in foreign currencies.

Publicity costs increased 56.8% in 2021 due to the launch of Getnet and other publicity campaigns for our products. Client reception of Getnet has been high and approximately 68,000 POSs have already been sold to more than 55,000 clients, of which 93% are SMEs. As of December 31, 2021, the Bank had a total of 326 branches, 63 of which were in the WorkCafé format. In July 2021, the Bank reached an agreement with Servipag, a franchise with over 200 cash payment centers across the country, through which clients can cash and deposit checks and pay loans, among other cash services. This should free up our branches for more value-added services going forward. The table below provides a breakdown of the Bank’s branch network during the periods indicated.

	Year ended December 31,		% Change
	2021	2020	2021/2020
Traditional branches	242	273	(11.4)%
Middle-market centers	7	7	0.0%
Santander Select	14	19	(26.3)%
WorkCafés	63	59	6.8%
Total branches	326	358	(8.9)%
Total ATMs (including depositary ATMs)	1,338	1,199	11.6%

Depreciation and amortization expense increased 11.5% in 2021 compared to 2020. This increase was mainly due to a higher amortization of intangible assets in the period.

There were no impairment charges up in 2021, compared to Ch$638 million in 2020 when some fixed assets were impaired due to the social unrest that affected Chile in October and November 2019.

Other operating expenses were Ch$107,819 million in 2021, an increase of 38.6 % compared to 2020. This is explained by the increase in the Bank’s client base, which increases the cost the Bank must pay to cover for the insurance policy it has contracted to cover cyber fraud losses. See “Note 34—Other Operating Income and Expenses” to our Audited Consolidated Financial Statements for more detail on Other operating expenses. Auto sales and loans have led consumer lending, resulting in an increase of Santander Consumer Finance’s net income by 67.2% year-over-year, totaling Ch$19,167 million in 2021. This includes the cost of the joint venture with SK Bergé, a key broker for auto loans, which is recognized in Other operating expenses.

The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment. These amounts exclude impairment and other operating expenses.

	Year ended December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Retail banking	(616,287)	(596,464)	3.3%
Middle-market	(94,721)	(91,132)	3.9%
Corporate Investment banking	(77,051)	(72,715)	6.0%
Other	(11,805)	(8,235)	43.4%
Total personnel, administrative expenses, depreciation and amortization(1)	(799,864)	(768,546)	4.1%

(1)	Excludes impairment and other operating expenses.

By business segment, the 4.1% increase in costs excluding impairment and other operating expenses in 2021 compared to the corresponding period in 2020 was mainly due to a rise in cost in the Retail and Corporate Investment Banking segments. This rise in costs was driven by the increase in administrative expenses driven by client growth, higher IT investments, the launch of Getnet, the costs of branch transformations in Retail banking and the impact of higher inflation and the depreciation of the Chilean peso over administrative expenses in each segment.

Income tax

	Year ended December 31,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Net income before tax	1,074,092	695,263	54.6%
Income tax expense	(221,664)	(142,533)	55.5%
Effective tax rate(1)	20.6%	20.5%

(1)	The effective tax rate is the income tax expense divided by net income before tax.

Total income tax expense by the Bank in 2021 was Ch$221,664 million, an increase of 55.5% compared to 2020. Net income before tax increased 55.0%. The Bank paid an effective tax rate of 20.6% in 2021 compared to 20.5% in 2020. The statutory corporate tax rate in Chile in both 2021 and 2020 was 27%. The Bank usually pays a lower effective tax rate than the statutory rate since in our Chilean tax books we must re-measure capital each year for the variation in CPI inflation and this produces a tax loss. See “Note 15—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

B. Liquidity and Capital Resources

Short-term and long-term contractual cash flow needs

The following table sets forth Santander-Chile’s contractual obligations and commercial commitments by time remaining to maturity. As of the date of the filing of this Annual Report, the Bank does not have significant purchase obligations. As of December 31, 2021, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2021	(in millions of Ch$)
Obligations under repurchase agreements	-	86,634	-	-	86,634	-	-	-	-	86,634
Checking accounts, time deposits and other time liabilities(1)	18,485,420	5,211,798	2,642,651	1,902,664	28,242,533	108,510	39,728	21,156	169,394	28,411,927
Financial derivatives contracts	-	195,808	348,382	987,403	1,531,593	2,948,206	2,294,608	4,096,834	9,339,648	10,871,241
Interbank borrowings	100,135	218,528	606,255	2,290,225	3,215,143	5,611,440	-	-	5,611,440	8,826,583
Issue debt instruments	-	7,375	289,466	871,447	1,168,288	1,819,637	2,368,118	3,041,017	7,228,772	8,397,060
Obligations for lease agreements	-	-	-	23,391	23,391	45,121	35,248	36,035	116,404	139,795
Other financial liabilities(2)	182,442	69	101	34	182,646	101	115	45	261	182,907
Subtotal	18,767,997	5,720,212	3,886,855	6,075,164	34,450,228	10,533,015	4,737,817	7,195,087	22,465,919	56,916,147
Contractual interest payments(3)	459,066	20,628	129,592	661,757	1,271,043	104,943	100,828	51,200	256,971	1,528,014
Total	19,227,063	5,740,840	4,016,447	6,736,921	35,721,271	10,637,958	4,838,645	7,246,287	22,722,890	58,444,161

(1)	Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.
(2)	Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.
(3)	The table above includes future cash interest payments. For variable rate obligations, we assume the same rate as the last rate known. Various of the payment obligations in the table above are variable debt instruments, since they are denominated in UF, for which we have estimated a long-term inflation rate equal to 3%, which is at the center of the Central Bank’s long-term inflation target. No exclusions requiring further explanation have been made in this table.

The Bank has checking accounts, time deposits and other time saving accounts maturing within one year amounting to Ch$ 28,242,533 million as of December 31, 2021. Santander-Chile’s liquidity depends upon its (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings. The Bank has a liquidity portfolio of Ch$2,339,768 million as of December 31, 2021, including cash and liquid assets. For further discussion of the maturities of our liquid assets, see “Analysis of Investments”. Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank.

Most instruments maturing after one year are financial derivative contracts and issued debt instruments. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is placed on lengthening the maturities of funding with institutional clients, diversifying our bondholder base. Overall the management of our liquidity and funding has led to an LCR ratio of 149% and a NSFR of 110%. Furthermore the Bank also has regulatory capital of Ch$5,776,831 million, representing 15.9% of our risk-weighted assets as of December 31, 2021.

Obligations for lease agreements

Certain bank premises and equipment are leased and the scheduled maturities of obligations for lease agreements as of December 31, 2021 were as follows:

As of December 31, 2021
(in millions of Ch$)
Due within 1 year	23,391
Due after 1 year but within 2 years	23,390
Due after 2 years but within 3 years	21,730
Due after 3 years but within 4 years	18,888
Due after 4 years but within 5 years	16,360
Due after 5 years	36,036
Total	139,795

Other Commercial Commitments

As of December 31, 2021, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Other Commercial Commitments		(in millions of Ch$)
Performance guarantee	93,792	178,894	649,643	423,555	37,463	7,063	1,390,410
Foreign letters of credit confirmed	29,379	20,199	4,199	-	-	-	53,777
Letters of credit issued	77,679	156,045	89,794	13	-	-	323,531
Personal guarantees	29,336	44,479	442,801	52,665	798	8,972	579,051
Total other commercial commitments	230,186	399,617	1,186,437	476,233	38,261	16,035	2,346,769

Risk-Weighted Assets and Regulatory Capital

On October 9, 2020, the FMC published the final regulations on regulatory capital to comply with effective net worth rules in accordance with Basel III and the General Banking Law. The new regulation became effective on December 1, 2021 and will be gradually implemented and adjusted to be fully in place by December 1, 2025. Our regulatory capital exceeds the minimum requirement under the current Chilean regulations. For further details of capital requirements, please see “Item 4 Information on the Company—B. Business Overview-Regulation and Supervision—Minimum Capital.”

The following table sets forth our risk-weighted assets and regulatory capital as of December 31, 2021 under Basel III as required by the Chilean regulator as of this reporting date.

December 31, 2021
Risk-weighted assets Ch$mn
Market risk	4,089,283
Operational risk	3,316,895
Credit risk	29,019,932
Total RWA	36,426,110

		Ratio
	December 31, 2021	December 31, 2021
	(Ch$ million)	(% of RWA)
Core capital (1)	3,494,580	9.6
Additional Tier I	956,666	2.6
Tier I	4,451,246	12.2
Tier II	1,325,585	3.6
Regulatory capital (2)	5,776,831	15.9

(1)	Core capital as a percentage of total risk-weighted assets.
(2)	Regulatory capital as a percentage of total risk-weighted assets.

Other equity instruments

On October 2021, the Bank issued a perpetual bond for US$700 million at an annual rate of 4.63% with no fixed maturity and that is not redeemable before five years from the date of issuance. The trigger (going concern) was set at 5.125% and the bond considers an expiration absorption mechanism. The amount outstanding in Ch$ million at year-end was as follows:

	As of December 31, 2021
		Non-current
	Current	Ch$ million	Total
Perpetual bond	-	598,136	598,136
Total	-	598,136	598,136

We believe our current capital levels are adequate, but we cannot rule out having to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required by the FMC.

Financial Investments

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

a) Financial Assets Held For Trading

	As of December 31,
	2021	2020	2019
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	713	419	1,952
Other Chilean Central Bank and government securities	67,936	131,827	268,252
Subtotal	68,649	132,246	270,204
Other Chilean Securities
Chilean corporate bonds	4,698	1,472	—
Subtotal	4,698	1,472	—
Foreign securities
Other foreign financial instruments	—	—	—
Subtotal	—	—	—
Investments in mutual funds	—	—	—
Subtotal	—	—	—
Total	73,347	133,718	270,204

b) Debt instruments at amortized cost

These instruments include high rated loans and Central Bank bonds and were initially classified as debt instruments at fair value through other comprehensive income. However, since they are being used for collateral for the Central Bank Credit Lines (FCIC) and for technical reserve in the Central Bank, a portion of Debt instruments at fair value through other comprehensive income (FVOCI) were reclassified to Debt instruments at amortized cost in 2021. The portion reclassified matches the estimated duration of our excess technical reserve and the duration of the FCIC lines with the Central Bank.

	As of December 31,
	2021	2020	2019
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	—	—	—
Other Chilean Central Bank and government securities	4,692,441	—	—
Subtotal	4,692,441	—	—
Other Chilean Securities
Chilean corporate bonds	—	—	—
Subtotal	—	—	—
Foreign securities

	As of December 31,
	2021	2020	2019
	(in millions of Ch$)
Other foreign financial instruments	—	—	—
Subtotal	—	—	—
Investments in mutual funds	—	—	—
Subtotal	—	—	—
Total	4,692,441	—	—

c) Debt instruments at fair value through other comprehensive income (FVOCI) - under IFRS 9

As of December 31, 2021, 2020 and 2019, the debt instruments at fair value through other comprehensive income (FVOCI) in accordance with IFRS 9 are as follows:

	As of December 31,
	2021	2020	2019
	(in millions of Ch$)
Chilean central bank and government securities
Chilean central bank bonds	—	—	272,802
Chilean central bank notes	3,258,417	1,008,450	1,186,724
Other Chilean central bank and government securities	981,939	5,344,910	1,908,031
Subtotal	4,240,356	6,353,360	3,367,557
	86,554	969,409	379,294
of which sold under repurchase agreement
Other Chilean securities
Time deposits in Chilean financial institutions	952	299	398
Mortgage finance bonds of Chilean financial institutions	10,821	14,022	16,748
Other instruments issued in the country	1,761	2,410	2,410
Subtotal	13,534	16,731	19,556
	80	399	131
of which sold under repurchase agreement
Foreign financial securities
Foreign Central Banks and Government securities	1,438,155	269,803	197,685
Other foreign financial securities	111,094	522,648	425,474
Subtotal	1,549,249	792,451	623,159
	—	—	—
of which sold under repurchase agreement
Total	5,803,139	7,162,542	4,010,272

Analysis of investments

The following table sets forth an analysis of our investments as of December 31, 2021 by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
As of December 31, 2021	(in millions of Ch$, except rates)
Financial Assets Held For Trading
Central Bank and Government Securities
Central Bank bonds	67	0.8	—	—	629	1.4	17	2.3	713	1.4
Central Bank notes	—	—	—	—	—	—	—	—	—	—
Central Bank and government securities	279	0.6	62,396	2.9	4,982	5.5	279	5.7	67,936	3.1

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
As of December 31, 2021	(in millions of Ch$, except rates)
Subtotal	346		62,396		5,611		296		68,649
Other Chilean Securities	—	—	—	—	—	—	—	—	—	—
Time deposits in Chilean financial institutions	—	—	—	—	—	—	—	—	—	—
Mortgage bonds of Chilean financial institutions	—	—	—	—	—	—	—	—	—	—
Chilean financial institutions bonds	—	—	—	—	—	—	—	—	—	—
Chilean corporate bonds	416	25.6	590	3.2	482	2.0	3,209	4.7	4,698	6.0
Other Chilean securities	—	—	—	—	—	—	—	—	—	—
Subtotal	416		590		482		3,209		4,698
Foreign Financial Securities	—	—	—	—	—	—	—	—	—	—
Other foreign financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Investment in mutual funds	—	—	—	—	—	—	—	—	—	—
Mutual funds administered by related parties	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Total	762		62,986		6,093		3,506		73,347

Debt instruments at amortized cost
Central Bank bonds	—	—	—	—	—	—	—	—	—	—
Central Bank notes	—	—	—	—	—	—	—	—	—	—
Central Bank and government securities	—	—	4,692,441	1.74	—	—	—	—	4,692,441	1.74
Subtotal	—	—	4,692,441	1.74	—	—	—	—	4,692,441	1.74
Other Chilean Securities
Time deposits in Chilean financial institutions	—	—	—	—	—	—	—	—	—	—
Mortgage bonds of Chilean financial institutions	—	—	—	—	—	—	—	—	—	—
Chilean financial institutions bonds	—	—	—	—	—	—	—	—	—	—
Chilean corporate bonds	—	—	—	—	—	—	—	—	—	—
Other Chilean securities	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Other financial securities	—	—	—	—	—	—	—	—	—	—
Central Bank and Government Foreign Securities	—	—	—	—	—	—	—	—	—	—
Other Foreign financial securities	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Total	4,692,441	1.74	—	—	—	—	—	—	4,692,441	1.74

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
As of December 31, 2021	(in millions of Ch$, except rates)

Debt instruments at FVOCI
Central Bank bonds	—	—	—	—	—	—	—	—	—	—
Central Bank notes	3,258,417	3.97	—	—	—	—	—	—	3,258,417	4.0
Central Bank and government securities	293,491	4.75	88,292	0.75	600,156	2.00	—	—	981,939	2.7
Subtotal	3,551,908		88,292		600,156		0		4,240,356
Other Chilean Securities
Time deposits in Chilean financial institutions	952	4.68	—	—	—	—	—	—	952	4.7
Mortgage bonds of Chilean financial institutions	180	4.00	3,395	3.69	5,177	3.44	2,069	3.90	10,821	3.6
Chilean financial institutions bonds	—	—	—	—	—	—	—	—	—	—
Chilean corporate bonds	—	—	—	—	—	—	—	—	—	—
Other Chilean securities	—	—	—	—	—	—	1,761	—	1,761	—
Subtotal	1,132		3,395		5,177		3,830		13,534	1,132
Other financial securities
Central Bank and Government Foreign Securities	—	—	226,979	2.83	1,211,176	1.28	—	—	1,438,155	1.5
Other Foreign financial securities	14,956	0.81	76,499	2.06	19,639	2.45	—	—	111,094	2.0
Subtotal	14,956		303,478		1,230,815		0		1,549,249
Total	3,567,996		395,165		1,836,148		3,830	5,803,139

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

The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO now uses as its liquidity portfolio those defined by the FMC and the Chilean Central Bank, which are in line with those established in BIS III. As of December 31, 2021 and 2020, the breakdown of the Bank’s liquid assets by levels was the following:

	December 31, 2021	December 31, 2020
	(Ch$ million)	(Ch$ million)
Balance as of:
Cash and cash equivalent	1,106,152	988,320
Level 1 liquid assets (1)	1,223,824	2,490,810
Level 2 liquid assets (2)	9,792	12,681
Total liquid assets	2,339,768	3,491,811

(1)	Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by states, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserve in the Central Bank are not included.
(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Chilean Central Bank’s repo window.

	December 31, 2021	December 31, 2020
	(Ch$ million)	(Ch$ million)
Average balance as of:
Cash and cash equivalent	1,047,936	1,161,367
Level 1 liquid assets (1)	1,514,748	3,164,890
Level 2 liquid assets (2)	10,961	13,311
Total liquid assets	2,573,644	4,339,568

(1)	Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by states, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserve in the Central Bank are not included.
(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Chilean Central Bank’s repo window.

Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank. Deposits are subject to a statutory reserve requirement of 9.0% for demand deposits and 3.6% for Chilean peso-, UF- and foreign currency denominated time deposits with a term of less than a year. See “Item 4. Information on the Company—B. Business Overview—Competition—Regulation and Supervision.” The Central Bank has statutory authority to increase these percentages to up to 40.0% for demand deposits and up to 20.0% for time deposits. In addition, a 100.0% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other than deposits unconditionally payable immediately. This special reserve requirement applies to the amount by which the total of such deposits exceeds 2.5 times the amount of a bank’s regulatory capital. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days. The Central Bank has also set other liquidity limits and ratios that minimize liquidity risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

	Year ended December 31,
	2021	2020	2019
	Millions of Ch$
Net cash (used in) provided by operating activities	(594,679)	(819,993)	1,855,586

Our operating activities used cash for Ch$594,679 million in 2021, mainly derived from an increase in loans and financial investment, partially offset by an increase in deposits, principally demand deposits. The net cashed used in 2021 was lower than in 2020 mainly due to a decrease in redemption of senior bonds and payments of interest and an increase of obligations with foreign banks. Our operating activities generated cash of Ch$1,855,586 million in 2019, mainly due to the rise in debits in customer checking accounts and the issuance of senior bonds. This was compensated by the growth of loans and financial investments.

	Year ended December 31,
	2021	2020	2019
	Millions of Ch$
Net cash (used in) provided by investment activities	(84,271)	(70,105)	(141,790)

In 2021 and 2020, the Bank’s investment activities consumed cash in an amount of Ch$84,271 million and Ch$70,105 million, respectively, mainly due to purchases of property, plant and equipment, as well as intangible assets. This was partly compensated by the sale of some fixed assets.

In 2019, the Bank’s investment activities consumed cash in an amount of Ch$141,790 million mainly due to the purchase of Santander Consumer Finance S.A.

	Year ended December 31,
	2021	2020	2019
	Millions of Ch$
Net cash provided by (used in) financing activities	238,661	102,090	(385,286)

In 2021, net cash in financing activities was Ch$238,661 million due to the placement of a perpetual bond, which amounted to a cash increase of Ch$595,175 million. This was partially offset by the annual dividend payment.

In 2020, net cash provided in financing activities was Ch$102,090 million due to the placement of subordinated bonds, which amounted to a cash increase of Ch$475,390 million. This was partially offset by the annual dividend payment. In 2019, the net cash used in financing activities can be explained by the Bank’s annual dividend payment each year.

Deposits and Other Borrowings

The following table sets forth our average balance of liabilities for the years ended December 31, 2021, 2020, and 2019, in each case together with the related average nominal interest rates paid thereon.

	2021			2020			2019
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	177,779	0.3%	5.9%	138,671	0.2%	2.5%	120,896	0.3%	2.5%
Time deposits	13,174,290	22.8%	0.8%	14,248,478	25.5%	1.2%	13,779,534	31.9%	2.6%
Central Bank borrowings	5,546,895	9.6%	0.5%	2,881,600	5.2%	0.0%	-	--%	--%
Repurchase agreements	135,078	0.2%	0.7%	243,280	0.4%	0.8%	414,951	1.0%	2.5%
Mortgage finance bonds	9,105	0.0%	10.9%	14,580	--%	7.6%	20,923	--%	7.7%
Commercial paper	277,666	0.5%	0.3%	-	--%	--%	-	--%	--%
Other interest bearing liabilities	9,781,372	16.9%	9.8%	11,202,635	20.1%	4.2%	11,261,529	26.1%	4.8%
Subtotal interest-bearing liabilities	29,102,186	50.3%	3.8%	28,729,244	51.5%	2.2%	25,597,833	59.2%	3.5%

	2021			2020			2019
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
Non-interest bearing liabilities
Non-interest bearing deposits	14,035,242	24.3%		10,403,347	18.6%		7,466,991	17.3%
Derivatives	7,666,801	13.3%		9,793,162	17.5%		4,165,330	9.6%
Other non-interest bearing liabilities	7,666,801	13.2%		3,171,540	5.7%		2,549,130	5.9%
Shareholders’ equity	3,000,598	5.2%		3,734,243	6.7%		3,450,729	8.0%
Subtotal non-interest bearing liabilities	4,062,407	7.0%		27,102,291	48.5%		17,632,180	40.8%
Total liabilities	28,765,048	49.7%		55,831,535	100.0%		43,230,013	100.0%

Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 47.0% of our average total liabilities and shareholders’ equity in 2021. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at December 31, 2021, 2020, 2019, 2018 and 2017.

	2021	2020	2019	2018	2017
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	14,385,633	11,342,648	8,093,108	6,794,132	6,272,656
Other deposits and demand accounts	1,773,233	1,583,183	741,103	709,711	590,221
Other demand obligations	1,742,072	1,635,062	1,463,221	1,237,574	905,289
Subtotals	17,900,938	14,560,893	10,297,432	8,741,417	7,768,166
Time deposits and other time deposits
Time deposits	9,926,507	10,421,872	13,064,932	12,944,846	11,792,466
Time saving accounts	195,570	153,330	123,787	118,587	116,179
Other time deposits	8,978	6,589	4,098	4,386	5,300
Subtotals	10,131,055	10,581,791	13,192,817	13,067,819	11,913,945
Total deposits and other commitments	28,031,993	25,142,684	23,490,249	21,809,236	19,682,111

Maturity of Interest Bearing Deposits

The following table sets forth information regarding the currency and maturity of our interest bearing deposits as of December 31, 2021, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Currencies	Total
Demand deposits	0.04%	1.72%	0.02%	0.09%
Savings accounts	0.06%	63.89%	0.00%	1.93%
Time deposits:
Maturing within 3 months	93.69%	3.71%	86.07%	89.18%
Maturing after 3 but within 6 months	4.76%	1.62%	13.46%	6.78%
Maturing after 6 but within 12 months	1.30%	3.52%	0.45%	1.16%
Maturing after 12 months	0.15%	25.54%	0.00%	0.86%
Total time deposits	99.90%	34.39%	99.98%	97.98%
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of our outstanding time as of December 31, 2021.

	Ch$	UF	Foreign Currencies	Total
		(in millions of Ch$)
Time deposits:
Maturing within 3 months	6,908,211	11,115	2,115,390	9,034,716
Maturing after 3 but within 6 months	351,327	4,861	330,778	686,966
Maturing after 6 but within 12 months	95,657	10,544	11,041	117,242
Maturing after 12 months	10,943	76,540	100	87,583
Total time deposits	7,366,138	103,060	2,457,309	9,926,507

Short-term Borrowings

The principal categories of our short-term borrowings are repurchase agreements and interbank borrowings. The table below presents the amounts outstanding at each year-end indicated and the weighted-average nominal interest rate for each such year by type of short-term borrowing.

	2021		2020		2019
	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate	Balance	Weighted- Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	86,634	0.7%	969,808	0.9%	380,055	2.4%
Obligations with the Central Bank	5,611,439	0.5%	4,959,260	0.5%	—	—
Loans from domestic financial institutions	1,226	0.6%	217,102	1.0%	143,865	—
Foreign obligations	3,213,918	0.5%	1,116,570	1.4%	1,985,773	2.8%
Total short-term borrowings	8,913,217	0.5%	7,262,740	0.7%	2,509,693	2.6%

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	2021		2020		2019
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	135,078	0.7%	243,280	0.8%	414,951	2.5%
Obligations with the Central Bank	5,546,895	0.0%	2,881,600	0.0%	—	—
Loans from domestic financial institutions	98,425	0.0%	120,002	0.0%	270	—
Foreign obligations	2,380,327	43.6%	1,860,825	5.2%	1,903,862	2.3%
Total short-term borrowings	8,160,725	12.7%	5,105,707	1.9%	2,319,083	2.4%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2021 Month-End Balance	Maximum 2020 Month-End Balance	Maximum 2019 Month-End Balance
	(in millions of Ch$)
Obligations arising from repurchase agreements	128,218	969,808	527,836
Obligations with the Central Bank	6,025,781	4,974,125	-
Loans from domestic financial institutions	187,000	217,102	271,620
Foreign obligations	3,453,642	2,953,037	3,025,476
Total short-term borrowings	9,794,641	9,114,072	3,824,932

Total Borrowings

	As of December 31, 2021
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	5,611,439	—	5,611,439
Obligations under repurchase agreements	—	86,634	86,634
Mortgage finance bonds (b)	3,533	3,946	7,479
Senior bonds (c)	5,688,533	1,158,301	6,846,834
Mortgage bonds(d)	75,069	6,041	81,110
Subordinated bonds(e)	1,461,637	—	1,461,637
Borrowings from domestic financial institutions	—	1,226	1,226
Foreign borrowings(f)	—	3,213,918	3,213,918
Other obligations(g)	261	182,646	182,907
Perpetual bond (h)	598,136	—	598,136
Total borrowings	13,438,608	4,652,712	18,091,320

	As of December 31, 2020
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	4,959,260	—	4,959,260
Obligations under repurchase agreements	—	969,808	969,808
Mortgage finance bonds (b)	78,870	5,465	84,335
Senior bonds (c)	5,625,431	1,124,558	6,749,989
Mortgage bonds(d)	5,137	84,787	89,924
Subordinated bonds(e)	1,357,539	—	1,357,539
Borrowings from domestic financial institutions	217,102	—	217,102
Foreign borrowings(f)	35,667	1,116,570	1,152,237
Other obligations(g)	290	184,028	184,318
Total borrowings	7,320,036	3,485,216	10,805,252

	As of December 31, 2019
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	—	—	—
Obligations under repurchase agreements	—	380,055	380,055
Mortgage finance bonds (b)	12,489	6,013	18,502
Senior bonds (c)	6,496,011	2,078,202	8,574,213
Mortgage bonds(d)	84,787	5,137	89,924
Subordinated bonds(e)	818,084	—	818,084
Borrowings from domestic financial institutions	127,748	158,855	286,603
Foreign borrowings(f)	262,425	1,970,790	2,233,215
Other obligations(g)	318	226,040	226,358
Total borrowings	7,801,862	4,825,092	12,626,954

(a) Central Bank credit lines for renegotiations of loans

In response to the COVID-19 pandemic, the Chilean Central Bank has made two lines of credit available to banks to reinforce their liquidity and to fund loans for SMEs with government guarantees. These lines of credit bear interest at the Central Bank’s monetary policy rate (MPR), which was 0.5% as of December 31, 2021.

As of December 31, 2021
(in millions of Ch$)
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	5,611,439
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Central Bank credit lines for renegotiations of loans	5,611,439

(b) Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

As of December 31, 2021
(in millions of Ch$)
Due within 1 year	3,946
Due after 1 year but within 2 years	2,395
Due after 2 years but within 3 years	980
Due after 3 years but within 4 years	158
Due after 4 years but within 5 years	—
Due after 5 years	—
Total mortgage finance bonds	7,479

(c) Senior bonds

The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund assets with similar durations.

	As of December 31,
	2021	2020	2019
	(in millions of Ch$)
Senior Bonds in UF	3,144,544	4,017,708	4,814,604
Senior Bonds in U.S.$	1,976,909	1,263,714	1,649,238
Senior Bonds in CHF	850,924	466,738	499,485
Senior Bonds in Ch$	311,060	639,489	1,242,633
Current bonds in AUD	143,030	125,781	124,748
Santander bonds in JPY	234,667	68,093	77,797
Senior bonds in EUR	185,700	168,466	165,708
Total senior bonds	6,846,834	6,749,989	8,574,213

The maturities of these bonds are as follows:

As of December 31, 2021
(in millions of Ch$)
Due within 1 year	1,158,301
Due after 1 year but within 2 years	511,144
Due after 2 years but within 3 years	1,285,409
Due after 3 years but within 4 years	1,549,769
Due after 4 years but within 5 years	616,750
Due after 5 years	1,725,461
Total bonds	6,846,834

In 2021, the Bank issued bonds for UF 4,000,000, US$693,000,000, JPY 25,000,000,000 and CHF 340,000,000, detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
W1	UF	4,000,000	5 and 3 months	1.55% annual	02-04-2018	6,000,000	06-01-2025
Total	UF	4,000,000				6,000,000
US Bonds	USD	50,000,000	2 and 10 years	0.71% annual	02-25-2021	50,000,000	12-28-2023
US Bonds	USD	100,000,000	2 and 11 years	0.72% annual	02-25-2021	100,000,000	01-26-2024
US Bonds	USD	27,000,000	7 years	2.05% annual	06-09-2021	27,000,000	06-09-2028
US Bonds	USD	16,000,000	5 years	1.64% annual	07-15-2021	16,000,000	07-15-2026
US Bonds	USD	500,000,000	10 years	3.18% annual	10-21-2021	500,000,000	10-26-2031
Total		693,000,000				693,000,000
JPY Bonds	JPY	10,000,000,000	5 years	0.35% annual	05-13-2021	10,000,000,000	05-13-2026
JPY Bonds	JPY	2,000,000,000	4 years	0.40% annual	07-12-2021	2,000,000,000	07-12-2025
JPY Bonds	JPY	10,000,000,000	4 years	0.42% annual	07-13-2021	10,000,000,000	07-28-2025
JPY Bonds	JPY	3,000,000,000	4 and 5 months	0.48% annual	11-08-2021	3,000,000	05-18-2026
Total		25,000,000,000				25,000,000,000
CHF Bonds	CHF	150,000,000	6 years	0.33 annual	06-22-2021	150,000,000	06-22-2027
CHF Bonds	CHF	190,000,000	5 years	0.30 annual	10-12-2021	190,000,000	10-22-2026
Total		340,000,000				340,000,000

In 2020, the Bank issued bonds for UF 1,996,000 and USD 742,500,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
W1	UF	1,996,000	5 and 3 months	1.55% annual	02-04-2018	2,000,000	06-01-2025
Total	UF	1,996,000				2,000,000
US Bonds	USD	742,500,000	5 years	2.70% annual	01-07-2020	750,000,000	01-07-2025
Total	USD	742,500,000				750,000,000

(d) Mortgage bonds

These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80.0% and a debt servicing ratio of the client lower than 20.0%. All outstanding mortgage bonds are UF denominated.

The maturities of our mortgage bonds are as follows:

	As of December 31,
	2021	2020
	(in millions of Ch$)
Due within 1 year	6,041	5,465
Due after 1 year but within 2 years	9,698	8,773
Due after 2 year but within 3 years	10,011	9,056
Due after 3 year but within 4 years	10,334	9,348
Due after 4 year but within 5 years	10,667	9,649
Due after 5 years	34,359	42,044
Total mortgage bonds	81,110	84,335

During 2021 and 2020, the Bank did not place any mortgage bonds.

(e) Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2021	2020	2019
	(in millions of Ch$)
Subordinated bonds linked to the Ch$	230,118	202,634	—
Subordinated bonds linked to the US$	—	—	—
Subordinated bonds linked to the UF	1,231,519	1,154,905	818,084
Total subordinated bonds	1,461,637	1,357,539	818,084

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2021
(in millions of Ch$)
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	180,439
Due after 5 years	1,281,198
Total subordinated bonds	1,461,637

During 2021, the Bank did not issue subordinated bonds. During 2020, the Bank issued the following subordinated bonds.

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
USD Bond	USD	200,000,000	10 yr.	3.79%	21-01-2020	200,000,000	21-01-2030
Total USD		200,000,000				200,000,000
USTDH20914	UF	3,000,000	14 yr. 5 months	3.00%	01-09-2014	3,000,000	01-09-2034
USTDH30914	UF	3,000,000	19 yr. 5 months	3.15%	01-09-2014	3,000,000	01-09-2039
USTDW20320	UF	5,000,000	15 yr. 3 months	3.50%	01-03-2020	5,000,000	01-09-2035
Total UF		11,000,000				11,000,000

(f) Foreign borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of December 31, 2021
(in millions of Ch$)
Due within 1 year	3,213,918
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 5 years	—
Total loans from foreign financial institutions	3,213,918

(g) Other obligations

Other obligations are summarized as follows:

As of December 31, 2021
Ch$ millions
Long term obligations
Due after 1 years but within 2 years	48
Due after 2 years but within 3 years	53
Due after 3 years but within 4 years	58
Due after 4 years but within 5 years	57
Due after 5 years	45
Long-term financial obligations subtotals	261
Short term obligations:
Amounts due to credit card operators	149,894
Acceptance of letters of credit	159
Other long-term financial obligations, short-term portion	32,593
Short-term financial obligations subtotals	182,646
Other financial obligations totals	182,907

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

The following table presents the Bank’s outstanding contingent loans as of December 31, 2021, 2020 and 2019:

	As of December 31,
	2021	2020	2019
	(in millions of Ch$)
Letters of credit issued	323,531	165,119	140,572
Foreign letters of credit confirmed	53,777	82,779	70,192
Performance guarantee	1,390,410	1,090,643	1,929,894
Personal guarantee	579,051	441,508	451,950
Total contingent liabilities	2,346,769	1,780,049	2,592,608
Lines of credit with immediate availability	8,986,535	8,391,414	8,732,422
Other irrevocable obligation	265,517	406,234	485,991
Total loan commitments	9,252,052	8,797,648	9,218,413
Totals	11,598,821	10,577,697	11,811,021

Asset and Liability Management

Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
	(in millions of Ch$)
Land and Buildings	16,688	5,720	10,065
Machinery, Systems and Equipment	37,275	25,237	33,302
Furniture, Vehicles, Other(1)	4,032	7,586	7,602
Total	57,995	38,543	50,969

(1)	Includes assets ceded under operating leases.

The increase in capital expenditures in 2021 was due to higher fixed asset investments such as improvements to existing property as well as the continued investment in the digital transformation of the front and back offices, and new digital products and cybersecurity.

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

The nominal interest rate has been calculated by dividing the amount of interest and principal changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in constant Chilean pesos.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2021, 2020 and 2019.

	For the year ended December 31,
	2021			2020			2019
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Assets
Interest earning assets
Deposits in Central Bank
Ch$	1,317,498	4,731	0.4%	800,147	648	0.1%	496,804	822	0.2%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	1,317,498	4,731	0.4%	800,147	648	0.1%	496,804	822	0.2%
Financial investments (1)
Ch$	4,134,617	55,623	1.3%	3,181,194	55,005	1.7%	1,571,480	36,695	2.3%
UF	1,634,550	103,390	6.3%	1,246,124	33,941	2.7%	877,872	17,547	2.0%
Foreign currency	3,398,637	9,311	0.3%	1,735,842	18,099	1.0%	958,466	10,519	1.1%
Total	9,167,803	168,323	1.8%	6,163,159	107,044	1.7%	3,407,818	64,761	1.9%
Commercial Loans
Ch$	7,927,561	406,497	5.1%	7,484,216	414,119	5.5%	6,668,248	459,659	6.9%
UF	6,470,164	590,482	9.1%	6,625,490	368,774	5.6%	6,075,706	374,361	6.2%
Foreign currency	2,763,604	90,482	3.3%	3,239,259	131,554	4.1%	2,974,697	134,925	4.5%
Total	17,161,329	1,087,460	6.3%	17,348,965	914,447	5.3%	15,718,651	968,945	6.2%
Consumer loans
Ch$	4,602,144	479,956	10.4%	4,889,877	568,864	11.6%	5,023,394	643,526	12.8%
UF	11,912	1,270	10.7%	15,201	1,081	7.1%	18,003	1,273	7.1%
Foreign currency	52,089	—	—%	41,836	—	—%	65,880	—	—%
Total	4,666,145	481,227	10.3%	4,946,915	569,946	11.5%	5,107,277	644,799	12.6%

	For the year ended December 31,
	2021			2020			2019
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Mortgage loans
Ch$	2,489	64	2.6%	3,495	45	1.3%	4,938	67	1.4%
UF	12,972,976	1,177,306	9.1%	11,887,610	637,911	5.4%	10,581,292	633,871	6.0%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	12,975,465	1,177,370	9.1%	11,891,105	637,956	5.4%	10,586,230	633,938	6.0%
Interbank loans
Ch$	19,060	429	2.2%	3,709	36	1.0%	35,415	1,263	3.6%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	19,060	429	2.2%	3,709	36	1.0%	35,415	1,263	3.6%
Investment agreements to resell
Ch$	6,185	355	5.7%	(3,069)	290	(9.5)%	14,638	1,481	10.1%
UF	28	2	8.0%	342	—	—%	149	42	27.9%
Foreign currency	—	—	—%	4,485	—	—%	—	—	—%
Total	6,213	357	5.7%	1,758	290	16.5%	14,787	1,523	10.3%
Threshold (2)
Ch$	172,242	467	0.3%	374,624	163	0.0%	95,994	372	0.4%
UF	89,568	—	—%	148,612	—	—%	4	—	—%
Foreign currency	953,774	732	0.1%	560,394	1,796	0.3%	387,273	4,958	1.3%
Total	1,215,583	1,199	0.1%	1,083,630	1,959	0.2%	483,271	5,330	1.1%
Total interest earning assets
Ch$	18,181,795	948,122	5.2%	16,734,192	1,039,172	6.2%	13,910,911	1,143,885	8.2%
UF	21,179,197	1,872,450	8.8%	19,923,379	1,041,707	5.2%	17,553,026	1,027,094	5.9%
Foreign currency	7,168,103	100,525	1.4%	5,581,816	151,448	2.7%	4,386,316	150,402	3.4%
Total	46,529,096	2,921,097	6.3%	42,239,387	2,232,327	5.3%	35,850,253	2,321,381	6.5%

Non-interest earning assets
Cash
Ch$	784,836			812,285			723,924
UF	—			—			—
Foreign currency	92,392			118,930			121,966
Total	877,228			931,215			845,890
Allowance for loan losses
Ch$	(1,164,182)			(1,031,368)			(848,776)
UF	—			—			—
Foreign currency	(16,193)			(10)			(17)
Total	(1,180,375)			(1,031,378)			(848,793)
Fixed assets
Ch$	201,730			205,251			90,157
UF	—			—			—
Foreign currency	—			—			—
Total	201,730			205,251			90,157
Derivatives
Ch$	7,231,880			10,474,854			4,617,101
UF	—			—			—
Foreign currency	—			—			—
Total	7,231,880			10,474,854			4,617,101
Financial Investment (Trading)
Ch$	1,086,865			260,368			133,743
UF	46,127			90,303			75,187
Foreign currency	344,063			101,224			114,922
Total	1,477,055			451,895			323,852
Other assets
Ch$	1,495,030			1,422,348			1,792,250
UF	465,603			194,257			77,148
Foreign currency	769,986			943,706			482,155
Total	2,730,619			2,560,311			2,351,553

	For the year ended December 31,
	2021			2020			2019
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Total non-interest earning assets
Ch$	9,636,160			12,143,738			6,508,399
UF	511,730			284,560			152,335
Foreign currency	1,190,249			1,163,850			719,026
Total	11,338,138			13,592,148			7,379,760

Total assets
Ch$	27,817,954	948,122		28,877,930	1,039,172		20,419,310	1,143,772
UF	21,690,927	1,872,450		20,207,940	1,041,707		17,705,361	1,027,094
Foreign currency	8,358,352	100,525		6,745,666	151,448		5,105,342	150,402
Total	57,867,233	2,921,097		55,831,535	2,232,327		43,230,013	2,321,268

	For the year ended December 31,
	2021			2020			2019
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate

Liabilities And Shareholders’ Equity

Interest bearing liabilities
Savings accounts
Ch$	3,656	9	0.3%	2,224	6	0.3%	1,874	5	0.3%
UF	174,124	10,506	6.0%	136,447	3,438	2.5%	119,022	3,043	2.6%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	177,779	10,515	5.9%	138,671	3,443	2.5%	120,896	3,048	2.5%
Time deposits
Ch$	8,464,907	86,689	1.0%	10,237,170	121,926	1.2%	10,674,547	291,100	2.7%
UF	180,258	14,495	8.0%	655,923	23,321	3.6%	1,004,456	33,744	3.4%
Foreign currency	4,529,125	5,784	0.1%	3,355,384	19,119	0.6%	2,100,531	27,612	1.3%
Total	13,174,290	106,968	0.8%	14,248,478	164,367	1.2%	13,779,534	352,456	2.6%
Central bank borrowings
Ch$	5,546,895	29,390	0.5%	2,881,600	21	0.0%	—	—	—%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	5,546,895	29,390	0.5%	2,881,600	21	0.0%	—	—	—%
Repurchase Agreements
Ch$	121,446	999	0.8%	164,468	2,037	1.2%	237,937	10,181	4.3%
UF	—	1	—%	—	28	0.0%	—	1	—%
Foreign currency	13,632	—	—%	78,812	—	—%	177,014	36	—%
Total	135,078	1,000	0.7%	243,280	2,066	0.8%	414,951	10,218	2.5%
Mortgage finance bonds
Ch$	—	—	—%	—	—	—%	—	—	—%
UF	9,105	991	10.9%	14,580	1,112	7.6%	20,923	1,611	7.7%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	9,105	991	10.9%	14,580	1,112	7.6%	20,923	1,611	7.7%
Commercial paper
Ch$	—	—	—%	—	—	—%	—	—	—%

	For the year ended December 31,
	2021			2020			2019
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	277,666	716	0.3%	394,017	6,577	1.7%	401,500	10,649	2.7%
Total	277,666	716	0.3%	394,017	6,577	1.7%	401,500	10,649	2.7%
Other interest bearing liabilities
Ch$	1,012,965	412,656	40.7%	1,364,789	71,351	5.2%	1,718,673	115,923	6.7%
UF	4,724,054	477,932	10.1%	5,197,993	295,984	5.7%	5,502,585	302,825	5.5%
Foreign currency	4,044,352	69,579	1.7%	4,245,836	93,558	2.4%	3,638,771	107,687	3.0%
Total	9,781,372	960,167	9.8%	10,808,618	460,893	4.3%	10,860,030	526,435	4.8%
Total interest bearing liabilities
Ch$	15,149,870	529,743	3.5%	14,650,251	195,342	1.3%	12,633,031	417,209	3.3%
UF	5,087,541	503,924	9.9%	6,004,944	323,882	5.2%	6,646,985	341,225	5.1%
Foreign currency	8,864,775	76,079	0.9%	8,074,049	119,255	1.4%	6,317,817	145,984	2.3%
Total	29,102,186	1,109,746	3.8%	28,729,244	638,479	2.2%	25,597,833	904,417	3.5%

Non-interest bearing liabilities
Non-interest bearing demand deposits
Ch$	13,652,135			10,066,738			7,282,508
UF	72,007			56,330			56,262
Foreign currency	311,100			280,280			128,221
Total	14,035,242			10,403,347			7,466,991
Derivatives
Ch$	7,666,801			9,793,162			4,165,330
UF	—			—			—
Foreign currency	—			—			—
Total	7,666,801			9,793,162			4,165,330
Other non-interest bearing liabilities
Ch$	1,249,442			1,181,832			1,115,058
UF	752,420			586,273			447,362
Foreign currency	998,736			1,403,435			986,710
Total	3,000,598			3,171,540			2,549,130
Shareholders’ equity
Ch$	3,485,008			3,734,243			3,450,729
UF	0			—			—
Foreign currency	577,399			—			—
Total	4,062,407			3,734,243			3,450,729

Total non-interest bearing liabilities and shareholders’ equity
Ch$	26,053,386			24,775,974			16,013,625
UF	824,426			642,602			503,624
Foreign currency	1,887,236			1,683,715			1,114,931
Total	28,765,048			27,102,291			17,632,180

Total Liabilities and Shareholders’ Equity
Ch$	41,203,255	529,743		39,426,226	195,342		28,646,844	417,209
UF	5,911,968	503,924		6,647,546	323,882		7,151,377	341,224
Foreign currency	10,752,010	76,079		9,757,764	119,255		7,431,792	145,984
Total	57,867,233	1,109,746		55,831,535	638,479		43,230,013	904,417

(1)	For the periods ending December 31, 2021, 2020 and 2019 this line item includes debt instruments at fair value through other comprehensive income according to IFRS 9.
(2)	Threshold is the asset generated when we post collateral for a derivative with a counterparty that has negative mark-to-market for us. Some Central Security Depository agreements permit this collateral to generate interest at the overnight rate and this is the source of interest income associated with this asset.

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2021 compared to 2020 and 2020 compared to 2019. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2020 to 2021 Due to Changes in			Increase (Decrease) from 2019 to 2020 Due to Changes in
	Volume	Rate	Net Change from 2020 to 2021	Volume	Rate	Net Change from 2019 to 2020
Assets
Interest earning assets
Deposits in Central Bank
Ch$	5,462	(1,379)	4,083	(177)	3	(174)
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	5,462	(1,379)	4,083	(177)	3	(174)
Financial investments
Ch$	272	346	618	19,621	(1,311)	18,310
UF	(1,314)	70,763	69,449	14,382	2,012	16,394
Foreign currency	(7,086)	(1,702)	(8,788)	7,617	(38)	7,580
Subtotal	(8,128)	69,407	61,279	41,620	663	42,283
Commercial loans
Ch$	1,706	(9,328)	(7,623)	(98,615)	53,076	(45,539)
UF	(3,834)	225,543	221,708	(8,234)	2,646	(5,587)
Foreign currency	164,479	(205,551)	(41,072)	(4,214)	844	(3,371)
Subtotal	162,351	10,663	173,014	(111,063)	56,565	(54,497)
Consumer loans
Ch$	(27,025)	(61,883)	(88,908)	(30,668)	(43,994)	(74,662)
UF	(86)	275	189	(194)	2	(192)
Foreign currency	—	—	—	—	—	—
Subtotal	(27,111)	(61,608)	(88,719)	(30,862)	(43,992)	(74,854)
Mortgage loans
Ch$	6	13	19	(21)	(0)	(21)
UF	26,902	512,493	539,395	5,435	(1,395)	4,040
Foreign currency	—	—	—	—	—	—
Subtotal	26,909	512,506	539,414	5,413	(1,395)	4,019
Interbank loans
Ch$	2,121	(1,729)	392	(1,208)	(19)	(1,227)
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	2,121	(1,729)	392	(1,208)	(19)	(1,227)
Investment under agreement to resell
Ch$	38	26	65	(1,363)	172	(1,191)
UF	2	—	2	958	(999)	(42)
Foreign currency	—	—	—	0	0	0

	Increase (Decrease) from 2020 to 2021 Due to Changes in			Increase (Decrease) from 2019 to 2020 Due to Changes in
	Volume	Rate	Net Change from 2020 to 2021	Volume	Rate	Net Change from 2019 to 2020
Subtotal	40	27	67	(405)	(827)	(1,233)
Threshold
Ch$	285	19	304	(215)	6	(209)
UF	—	—	—	—	—	—
Foreign currency	(982)	(82)	(1,064)	(3,611)	449	(3,162)
Subtotal	(698)	(62)	(760)	(3,826)	455	(3,371)
Total interest earnings assets
Ch$	(17,135)	(73,915)	(91,050)	(112,646)	7,933	(104,714)
UF	21,670	809,073	830,744	12,347	2,266	14,613
Foreign currency	156,411	(207,335)	(50,924)	(208)	1,255	1,047
Total	160,946	527,824	688,770	(100,508)	11,453	(89,055)
Liabilities and Shareholders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	4	—	4	1	—	1
UF	(196)	7,264	7,068	401	(6)	395
Foreign currency	—	—	—	—	—	—
Subtotal	(192)	7,264	7,072	402	(6)	395
Time deposits
Ch$	(61,286)	26,049	(35,237)	(57,222)	(111,951)	(169,173)
UF	3,989	(12,815)	(8,826)	(10,628)	205	(10,423)
Foreign currency	(10,719)	(2,617)	(13,336)	(9,226)	733	(8,492)
Subtotal	(68,016)	10,617	(57,399)	(77,077)	(111,013)	(188,089)
Central bank borrowings
Ch$	47,512	(18,143)	29,369	—	21	21
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	47,512	(18,143)	29,369	—	21	21
Repurchase agreements
Ch$	(1,804)	766	(1,038)	(6,089)	(2,055)	(8,144)
UF	—	(27)	(27)	—	27	27
Foreign currency	—	—	—	(35)	(0)	(35)
Subtotal	(1,804)	739	(1,066)	(6,124)	(2,028)	(8,152)
Mortgage finance bonds
Ch$	—	—	—	—	—	—
UF	609	(730)	(121)	(496)	(4)	(499)
Foreign currency	—	—	—	—	—	—
Subtotal	609	(730)	(121)	(496)	(4)	(499)
Commercial paper
Ch$	—	—	—	—	—	—
UF	—	—	—	—	—	—
Foreign currency	—	(5,861)	(5,861)	(1,386)	(2,686)	(4,072)
Subtotal	—	(5,861)	(5,861)	(1,386)	(2,686)	(4,072)
Other interest bearing liabilities
Ch$	(7,073)	348,378	341,305	(34,055)	(10,516)	(44,572)
UF	(10,730)	192,678	181,948	(6,776)	(65)	(6,841)
Foreign currency	17,994	(41,972)	(23,978)	(22,643)	4,442	(18,201)
Subtotal	191	499,083	499,274	(63,475)	(6,139)	(69,614)
Total interest bearing liabilities

	Increase (Decrease) from 2020 to 2021 Due to Changes in			Increase (Decrease) from 2019 to 2020 Due to Changes in
	Volume	Rate	Net Change from 2020 to 2021	Volume	Rate	Net Change from 2019 to 2020
Ch$	(22,648)	357,049	334,402	(85,951)	(85,951)	(221,867)
UF	(6,328)	186,370	180,042	(17,466)	124	(17,343)
Foreign currency	7,275	(44,589)	(37,314)	(31,897)	5,168	(26,729)
Total	(21,701)	498,830	477,129	(135,314)	(130,624)	(265,938)

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2021	2020	2019
	(in millions of Ch$)
Total average interest-earning assets
Ch$	18,181,795	16,734,192	13,910,911
UF	21,179,197	19,923,379	17,553,026
Foreign currencies	7,168,103	5,581,816	4,386,316
Total	46,529,096	42,239,387	35,850,253
Net interest earned (1)
Ch$	418,379	843,830	726,676
UF	1,368,526	717,824	685,870
Foreign currencies	24,446	32,194	4,418
Total	1,811,351	1,593,848	1,416,964
Net interest margin (2)
Ch$	2.3%	5.0%	5.2%
UF	6.5%	3.6%	3.9%
Foreign currencies	0.3%	0.6%	0.1%
Total	3.9%	3.8%	4.0%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin is defined as net interest earned divided by total average interest-earning assets.

Investment Portfolio

The following table shows as of December 31, 2021, the balances and weighted-average yields for our debt securities not held at fair value through earnings, for each range of maturities. The weighted average yields are calculated using the interest income from these instruments divided by the average balance of these instruments. The average balances have been calculated on the basis of daily balances for the Bank on an unconsolidated basis, while for subsidiaries the average balances have been calculated on the basis of monthly balances. None of these instruments are tax exempt.

Debt instruments at Fair Value through Other Comprehensive Income

		Weighted	After one	Weighted	After five	Weighted		Weighted		Weighted
		average	year but	average	year but	average		average		Average
	Within	Nominal	within five	Nominal	within ten	Nominal	After ten	Nominal		Nominal
	one year	Rate	years	Rate	years	Rate	years	Rate	Total	Rate
Central Bank and Government Securities
Central Bank notes	3,258,417	3.97	—	—	—	—	—	—	3,258,417	4.0
Central Bank and government securities	293,491	4.75	88,292	0.75	600,156	2.00	—	—	981,939	2.7
Subtotal	3,551,908		88,292		600,156		0		4,240,356
Other Chilean Securities
Time deposits in Chilean financial institutions	952	4.68	—	—	—	—	—	—	952	4.7
Mortgage bonds of Chilean financial institutions	180	4.00	3,395	3.69	5,177	3.44	2,069	3.90	10,821	3.6
Other Chilean securities							1,761		1,761
Subtotal	1,132		3,395		5,177		3,830		13,534
Others Financial Securities
Central Bank and Government Foreign Securities	—	—	226,979	2.83	1,211,176	1.28	—	—	1,438,155	1.5
Other Foreign financial securities	14,956	0.81	76,499	2.06	19,639	2.45	—	—	111,094	2.0
Subtotal	14,956		303,478		1,230,815		—		1,549,249
Total	3,567,996		395,165		1,836,148		3,830		5,803,139

Chilean pesos	3,552,524	4.01	91,687	0.20	605,333	0.66	3,830	2.10	4,253,374	2.69
Foreign currency	15,988	—	303,478	2.03	1,230,815	0.87	—	—	1,550,281	0.41

Debt instruments at amortized cost

		Weighted	After one	Weighted	After five	Weighted		Weighted		Weighted
		average	year but	average	year but	average		average		average
	Within	Nominal	within five	Nominal	within ten	Nominal	After ten	Nominal		Nominal
	one year	Rate	years	Rate	years	Rate	years	Rate	Total	Rate
Central Bank and Government Securities
Central Bank and government securities	—	—	4,692,441	1.74	—	—	—	—	4,692,441	1.74
Subtotal	—		4,692,441		—		—		4,692,441
Total	—		4,692,441		—		—		4,692,441

Chilean Pesos	—		4,692,441	1.74	—	—	—	—	4,692,441	1.74
Foreign currency	—	—	—	—	—	—	—	—	—	—

Loan Portfolio

Loan Categories

Our loan categories are as follows:

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

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans at amortized cost as of December 31, 2021.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 15 years	Due after 15 years	Total balance as of December 31, 2021
	(in millions of Ch$)
General commercial loans (1)	3,795,826	3,586,999	778,261	5,560,023	13,721,109
Foreign trade loans	1,421,448	38,633	15,816	58,895	1,534,792
Leasing transactions	41,104	307,024	145,885	843,685	1,337,698
Other outstanding loans	921,536	77,113	14,732	46,661	1,060,042
Subtotal commercial loans	6,179,914	4,009,769	954,694	6,509,264	17,653,641
Residential loans backed by mortgage bonds	270	2,966	1,065	0	4,301
Other residential mortgage loans	6,040	56,698	60,103	13,749,032	13,871,873
Subtotal residential mortgage loans	6,310	59,664	61,168	13,749,032	13,876,174
Consumer loans	1,058,542	1,672,970	654,431	1,613,304	4,999,247
Total loans at amortized cost	7,244,766	5,742,403	1,670,293	21,871,600	36,529,062

(1)	Interbank loans for December 31, 2021 are included within commercial loans in accordance with disclosures for IFRS 9. See “Note 9—Loans and Account Receivable at Amortized Cost—under IFRS 9” of the Audited Consolidated Financial Statements.

The following tables present the total amount of loans due after one year that have fixed and variable interest rates as of December 31, 2021 for each category of loans required to be disclosed under IFRS financial statements. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates”.

	As of December 31, 2021 (in millions of Ch$)
	Variable Interest Rates	Fixed Interest Rates
Commercial loans
General commercial loans	2,228,506	11,597,877
Foreign trade loans	73,294	1,461,499
Checking accounts debtors	107,032	(4,671)
Factoring transactions	—	678,501
Student loans	—	56,014
Leasing transactions	19,573	1,318,125
Other loans and accounts receivable	48	223,118
Subtotals	2,428,454	15,330,462
Mortgage loans
Loans with mortgage finance bonds	—	4,302
Endorsable mortgage mutual loans	—	88,901
Other mortgage mutual loans	4,788,728	8,994,243
Subtotals	4,788,728	9,087,446
Consumer loans
Installment consumer loans	1,505	3,591,409
Credit card balances	—	1,280,324
Consumer leasing contracts	—	3,200
Other consumer loans	—	122,810
Subtotals	1,505	4,997,743
Totals loans to clients	7,218,687	29,415,651

Analysis and Classification of Loan Portfolio Based on the Borrower’s Payment Performance

The following table analyzes our non-performing and impaired loans. Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest. Loan information corresponds to loans at amortized cost in accordance with IFRS 9. See “Note 9— Loans and Account Receivable at Amortized Cost—under IFRS 9” of the Audited Consolidated Financial Statements.

	2021	2020
	(Ch$ million)
Total loans	36,529,062	34,339,893
Allowance for loan losses	1,051,434	1,036,793
Impaired loans	1,674,129	1,676,296
Impaired loans as a percentage of total loans	4.58%	4.88%
Amounts non-performing	449,835	486,435
To the extent secured (1)	269,176	285,731
To the extent unsecured	180,659	200,704
Amounts non-performing as a percentage of total loans	1.23%	1.42%
To the extent secured (1)	0.74%	0.83%
To the extent unsecured	0.49%	0.58%
Loans loss allowances as a percentage of:
Total loans	2.88%	3.02%
Total amounts non-performing	233.74%	213.14%
Total amounts non-performing- unsecured	582.00%	516.58%

(1)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Credit Ratios

The following sets forth our credit ratios as of and for the years ended December 2021, 2020 and 2019 by loan category.

	As of and for the Year Ended December 31
	2021	2020	2019
	(in millions of Ch$)
Allowance for credit losses to total loans outstanding	2.88%	3.02%	2.74%
Allowance for credit losses	1,051,434	1,036,793	896,095
Total loans outstanding	36,529,062	34,339,893	32,671,515
Net write-offs during the period to average loans outstanding:
Commercial
Interbank Loans
Net charge-off during the period	—	—	—
Average amount outstanding	19,060	3,709	35,415
Ratio of net charge-off/average amount outstanding	—%	—%	—%
Commercial Loans
Net charge-off during the period	148,505	123,878	132,805
Average amount outstanding	13,764,674	13,233,598	11,601,422
Ratio of net charge-off/average amount outstanding	1.1%	0.9%	1.1%
Foreign Trade Loans
Net charge-off during the period	10,358	130	17,570
Average amount outstanding	1,318,946	1,775,414	1,700,401
Ratio of net charge-off/average amount outstanding	0.8%	0.0%	1.0%
Checking Account Debtors
Net charge-off during the period	6,341	24,619	8,353
Average amount outstanding	120,034	165,001	259,731
Ratio of net charge-off/average amount outstanding	5.3%	14.9%	3.2%
Factoring Transactions
Net charge-off during the period	1,417	1,526	2,351
Average amount outstanding	454,273	475,571	479,872
Ratio of net charge-off/average amount outstanding	0.3%	0.3%	0.5%
Student Loans
Net charge-off during the period	1,311	1,680	1,800
Average amount outstanding	59,246	67,225	75,401
Ratio of net charge-off/average amount outstanding	2.2%	2.5%	2.4%
Leasing Transactions
Net charge-off during the period	8,792	6,626	4,961
Average amount outstanding	1,319,618	1,432,928	1,432,079
Ratio of net charge-off/average amount outstanding	0.7%	0.5%	0.3%
Other Loans and Accounts Receivable
Net charge-off during the period	2	2	446
Average amount outstanding	124,538	199,228	169,745
Ratio of net charge-off/average amount outstanding	0.0%	0.0%	0.3%
Total Commercial
Net charge-off during the period	176,726	158,461	168,286
Average amount outstanding	17,180,389	17,352,674	15,754,066
Ratio of net charge-off/average amount outstanding	1.0%	0.9%	1.1%
Residential
Loans with Mortgage Finance Bonds
Net charge-off during the period	23	20	51
Average amount outstanding	5,976	9,993	14,736
Ratio of net charge-off/average amount outstanding	0.4%	0.2%	0.3%
Mortgage Mutual Loans
Net charge-off during the period	907	1,558	1,602
Average amount outstanding	88,349	95,196	103,522
Ratio of net charge-off/average amount outstanding	1.0%	1.6%	1.5%
Other Mortgage Mutual Loans
Net charge-off during the period	18,870	15,054	17,292
Average amount outstanding	12,881,140	11,785,916	10,467,972
Ratio of net charge-off/average amount outstanding	0.1%	0.1%	0.2%
Total Residential
Net charge-off during the period	19,800	16,632	18,945
Average amount outstanding	12,975,465	11,891,105	10,586,230
Ratio of net charge-off/average amount outstanding	0.2%	0.1%	0.2%

	As of and for the Year Ended December 31
	2021	2020	2019
	(in millions of Ch$)
Consumer Loans
Installment Consumer Loans
Net charge-off during the period	100,493	173,325	182,248
Average amount outstanding	3,579,688	3,791,963	3,751,723
Ratio of net charge-off/average amount outstanding	2.8%	4.6%	4.9%
Credit Card Balances
Net charge-off during the period	18,143	43,081	41,156
Average amount outstanding	1,083,252	1,151,003	1,351,035
Ratio of net charge-off/average amount outstanding	1.7%	3.7%	3.0%
Consumer Leasing Contracts
Net charge-off during the period	1	108	87
Average amount outstanding	2,990	3,483	4,015
Ratio of net charge-off/average amount outstanding	0.0%	3.1%	2.2%
Other Consumer Loans
Net charge-off during the period	4,848	3,206	4,487
Average amount outstanding	215	466	504
Ratio of net charge-off/average amount outstanding	2254.9%	688.0%	890.3%
Total Consumer
Net charge-off during the period	123,485	219,720	227,978
Average amount outstanding	4,666,145	4,946,915	5,107,277
Ratio of net charge-off/average amount outstanding	2.6%	4.4%	4.5%
Total Loans
Net charge-off during the period	320,011	394,813	415,209
Average amount outstanding	34,821,999	34,190,694	31,447,573
Ratio of net charge-off/average amount outstanding	0.9%	1.2%	1.3%

Deposits

The principal components of our deposits are savings accounts and time deposits and non-interest bearing demand deposits. For an analysis of average deposits for 2021 and 2020, see “—Average Balances, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities.” The following tables use an estimate of uninsured deposits which are not covered by the Chilean government guarantees as outlined in Item 4. Information on the Company - Deposit insurance.

	For the year ended December 31,
	2021	2020
	(in millions of Ch$)
Insured deposits	120,828	100,657
Uninsured deposits	9,925,653	10,638,901
Of which:
Excess over guaranteed limit	382,810	307,018
Otherwise uninsured	9,542,843	10,331,883
Total	10,046,482	10,739,558

	For the year ended December 31, 2021
	Ch$	Foreign currency	Total
	(in millions of Ch$)
Time deposits otherwise uninsured with a maturity of:
3 months or less	5,821,269	1,342,479	7,163,747
Over 3 months through 6 months	961,692	976,536	1,938,227
Over 6 months through 12 months	535,704	89,067	624,772
Over 12 months	192,429	6,478	198,907
Total	7,511,094	2,414,560	9,925,653

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

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Claudio Melandri Hinojosa	President	Asset and Liability Committee Strategy Committee (President) Market Committee Remuneration Committee Integral Risk Committee Management Appointment Committee Market Committee	Apr-23
Rodrigo Vergara Montes	First Vice President	Audit Committee Asset and Liability Committee (President) Strategy Committee Management Appointment Committee	Apr-23
Orlando Poblete Iturrate	Second Vice President	Remuneration Committee (President) Audit Committee (President)	Apr-23
Felix de Vicente Mingo	Director	Asset and Liability Committee Audit Committee Integral Risk Committee Strategy Committee	Apr-23
Alfonso Gómez Morales	Director	Integral Risk Committee (President) Strategy Committee Remuneration Committee Market Committee Asset and Liability Committee	Apr-23
Ana Dorrego	Director	–	Apr-23
Rodrigo Echenique Gordillo	Director	–	Apr-23
Lucia Santa Cruz Sutil	Director	Strategy Committee Analysis and Resolution Committee Market committee Integral Risk Committee	Apr-23
Juan Pedro Santa Maria Perez	Director	Audit Committee (Secretary) Analysis and Resolution Committee (President) Integral Risk Committee	Apr-23
Blanca Bustamante Bravo	Alternate Director	Integral Risk Committee Strategy Committee Management Appointment Committee (President )	Apr-23
Oscar von Chrismar Carvajal	Alternate Director	Integral Risk Committee Market Committee (President) Strategy Committee Asset and Liability Committee Analysis and Resolution Committee	Apr-23

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

Rodrigo Echenique Gordillo became a director on March 26, 2019. He currently serves as Vice President and Executive Director of Banco Santander, S.A. (Spain) and a member of the Board of Santander Mexico and has significant experience in international banking. In 1976 he joined Banco Exterior de España as Deputy General Director and Head of Legal Services. He was subsequently appointed Deputy General Manager and member of the Executive Committee, and served as Executive Director of Banco Santander, SA from 1988 to 1994. He was a member of the board of several industrial and financial companies such as Ebro Azúcares y Alcoholes, SA, and Industrias Agrícolas, SA, and chaired the advisory board of Accenture, SA. He was also a non-executive chairman of NH Hotels Group, S.A., Vocento, S.A., Vallehermoso, S.A. and Merlin Properties, SOCIMI, S.A. He has a law degree from the Universidad Complutense de Madrid.

Lucía Santa Cruz Sutil became a director on August 19, 2003. She is a Member of the Board of the Universidad Adolfo Ibañez. She is director of Compañía de Seguros Generales y de Vida La Chilena Consolidada (Zurich) and is a member of the Advisory Board of Nestle Chile. She is a member of the Self-Regulation Committee for Insurance Companies in Chile. Ms. Santa Cruz is a historian and holds a M.Phil. in Philosophy from Oxford University and holds a Doctor Honoris Causa degree in Social Sciences from King’s College, University of London.

Juan Pedro Santa María Pérez became a director on July 24, 2012 after having served as Corporate Legal Director for Grupo Santander in Chile, Legal Counsel for Santander-Chile, Banco O’Higgins and Banco Santiago. He has been President of the Legal Committee of the Asociación de Bancos e Instituciones Financieras de Chile for over 20 years and President Pro-Tempore of the Financial Law Committee of the Federación Latinoamericana de Bancos (FELABAN). He is a member of the Counsel of Arbitrage and Mediation of the Chamber of Commerce of Santiago. Mr. Santa María holds a degree in Law from the Pontificia Universidad Católica de Chile.

Blanca Bustamante Bravo became an alternate director on April 28, 2015. She holds a commercial engineering degree with mention in economics from Universidad Católica de Chile. Her professional experience includes the role of economic analyst for the Central Bank of Chile and research analyst for Oppenheimer & Co. in New York and IM Trust. In 1998, she joined Viña Concha y Toro as Head of Investor Relations, a position held until 2010. In 2001, she also became deputy manager of Corporate Communications and in 2017 became Director of Corporative Affairs. Currently she holds the position of Director of Corporate Relations, in charge of corporate communications and investor relations. Since 2013, she has been a director in the Center for Research & Innovation for Viña Concha y Toro.

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

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Miguel Mata	Chief Executive Officer	Mar-18
Pedro Orellana	Director of Retail Banking	Apr-21
Andres Trautmann	Director of Corporate and Investment Banking	May-21
Luis Araya	Director of Middle-Market	Apr-21
Emiliano Muratore	Chief Financial Officer	Apr-16
Guillermo Sabater	Financial Controller	Nov-15
Franco Rizza	Director of Risk	Feb-14
Ricardo Bartel	Director of Technology and Operations	Jun-15
María Eugenia de la Fuente	Director of Human Resources	Jun-15
Sergio Avila	Director of Administration and Costs	Mar-15
Carlos Volante	Director of Clients and Service Quality	Jan-14
Cristian Florence	General Counsel	Sep-12
Oscar Gomez	Director of Internal Audit	Jan-20
Cristian Peirano	Director of Corporate Products	Apr-19
Jonathan Covarrubias	Chief Accounting Officer	May-19

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

Pedro Orellana became Director of Retail Banking in April 2021. He has been part of the Santander Group for 25 years. He began his career in the Bank in 1995, where he has had various responsibilities, including serving as Manager of the Individuals and SMEs segments. He was also Executive vice-president of Retail Banking in Colombia and then Head of Retail Banking of the Americas Division in Madrid. Mr. Orellana holds a degree in Civil Engineering from Universidad de Chile and a CFI from Stanford.

Andrés Trautmann became Director of Santander Corporate and Investment Banking in May 2021. He joined Grupo Santander in 2007, serving as Treasurer of Santander Chile between 2018 and 2021. Between 2013 and 2018 he was in charge of sales for the Andean region for Goldman Sachs in New York, and prior to that he was Head of Institutional and Corporate Sales at Santander Chile. He was also in charge of sales of structured products in London for Santander UK between 2010 and 2012. Mr. Trautmann is a Commercial Engineer from the University of Chile.

Luis Araya became Director of our Middle-market banking segment in April 2021. Prior to that, he held various responsibilities in different divisions throughout the 24 years he has worked in the Bank. Before becoming manager of this segment, he was manager of the Santander branch network for four years and Manager of Human Resources for the Individuals Division for two years. Before that, he was part of the Commercial Division as Manager of Products, Investments and the Individuals segment. He also worked for Santander Corporate and Investment Banking for nine years. Luis Araya holds a degree in Civil Engineering and has a Master of Science in Engineering, both from Pontificia Universidad Católica in Chile.

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

Oscar Gómez is Director of Internal Audit a position he has held since January 2020. He has worked for Grupo Santander since 1997 in different positions in the Internal Audit Division, including serving as the Corporate Director for Financial Risk Information. Mr. Gómez has a degree in Economic and Business Science from Universidad de Cantabria and is certified by the IIA (Institute of Internal Auditors) as CIA (Certified Internal Auditor) and CRMA (Certification in Risk Management Assurance). He has also completed post graduate studies at Instituto de Empresa (Spain) and INSEAD.

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

B. Compensation

For the year ended December 31, 2021, the aggregate amount of compensation paid by us to all of our directors, executive officers and management members was Ch$36,579 million (U.S.$42.8 million). For the year ended December 31, 2021, the aggregate amount of compensation paid by us to all of our directors was Ch$1,539 million (U.S.$1.8 million), in monthly stipends. At our annual shareholder meeting held on April 29, 2021, shareholders agreed to maintain the remunerations approved in the previous shareholders’ meeting in 2020. In addition, a monthly stipend per director of UF 250 (U.S.$9,067), UF 500 (U.S.$18,135) for the Chairman of the Board and UF 375 (U.S.$13,601) for the Vice-Chairman’s of the Board was set. This amount will be increased by UF 30 per month (U.S.$1,088) if a Board member is named to one or more committees of the Board. The additional amount will be UF 60 (U.S.$2,176) for the President of a committee and UF 15 (US$544) for the Vice-President of one or more committees. In the case of the Integral Risk Committee, which holds sessions twice a month, the remuneration received by a regular board member is UF 15 (U.S.$544) per session with the President of this committee receiving 30 UF (U.S.$1,088) per session. Remuneration will be limited to two sessions per month, even if more sessions are held. Shareholders also approved the Audit Committee remuneration for its members. The remuneration received by a regular board member is UF 115 (U.S.$4,171) with the President of this committee receiving 230 UF (U.S.$8,342). This remuneration is in line with Chilean corporate governance law. In addition, we can pay certain directors professional service fees for the consulting services that they render to us in their fields of expertise. For the year ended December 31, 2021, we did not make any such payments to our directors.

Santander-Chile and its affiliates have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis.

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period. For the years ended December 31, 2021, 2020 and 2019, share-based compensation amounted to Ch$(315) million, Ch$(1,589) million and Ch$(315) million.

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

If the working relationship between the executive and the company ends, before she fulfills the abovementioned requirements, she will have no rights under this benefit plan. In the event of the executive’s death or total or partial disability, the executive or her family will be entitled to receive this benefit. The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company. Plan Assets owned by the Bank at the end of 2021 totaled Ch$7,200 million (Ch$8,224 million, in 2020. The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

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

Actuarial hypothesis assumptions

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment 2021	Plans post-employment 2020
Mortality chart	RV-2014	RV-2014
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Assets related to the pension fund contributed by the Bank into the Seguros Euroamerica insurance company with respect to defined benefit plans are presented as net of associated commitments. Activity for post-employment benefits is as follows:

	As of December 31,
	2021	2020
	(in millions of Ch$)
Plan assets	7,200	8,224
Commitments for defined-benefit plans
For active personnel	(6,678)	(7,551)
Incurred by inactive personnel	—	—
Minus:
Unrealized actuarial (gain) losses	—	—
Balances at year end	523	673

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2021	2020	2019
	(in millions of Ch$)
a) Fair value of plan assets
Opening balance	8,224	7,195	6,804
Expected yield of insurance contracts	640	3,985	333
Employer contributions	995	870	859
Benefits paid	(2,659)	(226)	(801)
Fair value of plan assets at year end	7,200	8,224	7,195
b) Present value of obligations
Opening balance	(7,551)	(6,525)	(5,958)
Service cost	873	(1,026)	(566)
Present value of obligations at year end	(6,678)	(7,551)	(6,525)
Net balance at year end	523	673	670

Plan expected profit:

	As of December 31,
	2021	2020	2019
Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2021	2020	2019
	(in millions of Ch$)
Current period service expenses	(873)	1,026	566
Expected yield from plan’s assets	(640)	(385)	(333)
Total	(1,513)	641	223

C. Board Practices

Audit Committee

The Audit Committee (Comité de Directores y Auditoría) is comprised of three independent members of the Board of Directors and the Committee Secretary is Juan Pedro Santa María. The Chief Executive Officer, General Counsel, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present when discussing specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the independent registered public accounting firm and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

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

The Board members of this committee are:

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

Asset and Liability Committee (ALCO)

The ALCO includes the Chairman and Vice-Chairman of the Board and three additional members of the Board, the Chief Executive Officer, the Chief Financial Officer, the Corporate Financial Controller, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, and other senior members of management. The ALCO meets monthly. All limits reviewed by the ALCO are measured and prepared by the Market Risk Department. The non-Board members of the ALCO meet weekly to review liquidity, funding, capital and market risk related matters. The members of this committee are the following:

Board member	Position in Committee
Rodrigo Vergara Montes	President
Claudio Melandri	Member
Oscar von Chrismar Carvajal	Member
Félix de Vicente	Member
Alfonso Gomez Morales	Member

The main functions of the ALCO are:

●	Making the most important decisions, approving the risk appetite and limits regarding our exposure to inflation, interest rate risk, inflation risk, funding, capital and liquidity levels.
●	Review of the evolution of the most relevant local and international markets and monetary policies.

The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are the following:

Risk	Measure
Interest rates	Sensitivity Capital
Sensitivity NIM
Regulatory limit (30 Days)
Regulatory limit (90 Days)
Inflation GAP
Liquidity	Liquidity coverage ratio
Net stable funding ratio
Stress tests
Structural liquidity limit
Wholesale funding limits
Deposit concentration
Asset encumbrance
Capital	Leverage ratio
Core capital ratio
BIS ratio
ROE - COE
RORAC - COE
Foreign exposures	Intergroup exposure: Derivatives, deposits, loans
Foreign assets: Derivatives, Deposits, Loans

Market Committee

The Market Committee includes the Chairman of the Board, the Vice Chairman of the Board, two additional members of the Board, the Chief Executive Officer, the Director of Corporate Investment Banking, the Chief Financial Officer, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller, our Chief Economist and other senior members of management. The members of this committee are the following:

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

Strategy Committee

The Strategy Committee oversees our strategic planning process and follow-up, as well as the identification of broad business opportunities and threats. The members of this committee are the following:

Board member	Position in Committee
Claudio Melandri	President
Rodrigo Vergara Montes	Member
Félix de Vicente	Member

Board member	Position in Committee
Alfonso Gomez	Member
Lucía Santa Cruz	Member
Blanca Bustamante	Member
Oscar von Chrismar Carvajal	Member

Analysis and Resolution Committee

The Analysis and Resolution Committee defines and controls the compliance of policies, regulations and general and specific objectives regarding the prevention of money laundering and the financing of terrorism, in accordance with local rules and regulations as well as with the Santander Group. The members of this committee are the following:

Board member	Position in Committee
Juan Pedro Santa María Pérez	President
Oscar von Chrismar Carvajal	Member
Lucía Santa Cruz	Member

Management Appointment Committee

The Management Appointment Committee oversees the revision and application of policies and procedures of roles defined as “key positions” and also the review of other positions within the organization in general. The members of this committee are the following:

Board member	Position in Committee
Blanca Bustamante	President
Claudio Melandri	Member
Rodrigo Vergara Montes	Member

Remuneration Committee

The Remuneration Committee reviews the documentation referring to the evaluation and remuneration of roles defined as “key positions” and other member of the organization in general. The members of this committee are the following:

Board member	Position in Committee
Orlando Poblete	President
Alfonso Gómez	Member
Claudio Melandri	Member

D. Employees

As of December 31, 2021, on a consolidated basis, we had 9,988 employees: 9,421 of whom were bank employees, 163 of which were employees of our subsidiaries and 404 of which were employees of entities controlled by the Bank through other considerations. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 7,311 or 73.2% were unionized. In February 2021, a new collective bargaining agreement was signed with the main unions ahead of schedule, which became effective as of September 1, 2021 and which expires on December 31, 2024. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2021
Executives	211
Supervisors	1,255
Professionals	5,983
Administrative	2,539
Total	9,988

E. Share Ownership

No director or executive officer owns more than 1% of the shares of Santander-Chile as of December 31, 2021. Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities of Santander-Chile to them. In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. See “Item 6—Directors, Senior Management and Employees—Compensation” for more details.

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

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2021, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchange and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at December 31, 2021 on the Chilean Stock Exchange was Ch$6,454,280 million and U.S.$7,674 million on the NYSE. At December 31, 2021, Santander-Chile had 12,186 holders of its ordinary shares registered in Chile, including The Bank of New York Mellon as Depositary (the “Depositary”) of Santander-Chile’s ADS Program. Other than the information disclosed in this section, there are no arrangements to the knowledge of Santander-Chile that can result in a change of control of Santander-Chile. As of December 31, 2021, there were a total of 27 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Santander Spain. The table below shows loans and accounts receivable and contingent loans with related parties. For more information, see “Note 35—Transactions with Related Parties” in our Audited Consolidated Financial Statements appearing elsewhere in this Annual Report.

	As of December 31,
	2021				2020				2019
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)
Loans and accounts receivable:
Commercial loans	592,992	192	2,611	219	352,590	265	3,939	900	246,868	375	2,986	685
Mortgage loans	-	-	20,716	-	-	-	22,428	-	-	-	20,473	-
Consumer loans	-	-	6,562	-	-	-	6,131	-	-	-	5,781	-
Loans and accounts receivable:	592,992	192	29,889	219	352,590	265	32,498	900	246,868	375	29,240	685
Allowance for loan losses	(2,586)	(30)	(138)	(6)	(1,138)	(9)	(137)	(14)	(122)	(182)	(179)	(10)
Net loans	590,406	162	29,751	213	351,452	256	32,361	886	246,746	192	29,061	675

Guarantees	2,039	-	25,545	117	3,323	-	27,203	442	462,513	-	23,918	288
Contingent loans:
Personal guarantees	-	-	-	-	-	-	-	-	-	-	-	-
Letters of credit	13,848	-	-	-	3,447	-	-	93	4,112	-	-	63
Guarantees	538	-	-	-	811	-	-	-	464,691	-	-	-
Contingent loans:	14,386	-	-	-	4,258	-	-	93	468,803	-	-	63
Allowance for contingent loans	(32)	-	-	-	(6)	-	-	-	(835)	-	-	-
Net contingent loans	14,354	-	-	-	4,252	-	-	93	467,968	-	-	63

Loans (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and (c) did not involve more than the normal collection risk.

Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

●	a bank may not extend to any person or legal entity (or group of related entities), directly or indirectly, unsecured loans in an amount that exceeds 5.0% of the bank’s regulatory capital, or secured loans in an amount that exceeds 25.0% of its regulatory capital. In the case of foreign export trade finance, this 5.0% ceiling is raised to: 10.0% for unsecured financing, 30.0% for secured financing. This ceiling is raised to 15.0% for loans granted to finance public works under the concessions system contemplated in the Decree with Force of Law 164 of 1991, of the Ministry of Public Works, provided that either the loan is secured on the concession, or the loan is granted as part of a loan syndication;
●	a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;
●	a bank may not extend loans to another bank in an aggregate amount exceeding 30.0% of its regulatory capital;
●	a bank may not directly or indirectly grant a loan, the purpose of which is to allow the borrower to acquire shares in the lending bank;
●	a bank may not lend, directly or indirectly, to a Director or any other person who has the power to act on behalf of the bank, or to certain related parties; and
●	a bank may not grant loans to individuals or legal entities involved in the ownership or management of the bank, whether directly or indirectly (including holders of 1.0% or more of its shares), on more favorable terms than those generally offered to non-related parties. Loans may not be extended to senior executives and to companies in which such individuals have a participation of 5.0% or more of the equity or net earnings in such companies. The aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

We are not aware of any loans to any related parties exceeding the above lending limits.

The table below shows all other assets and liabilities with related parties:

	As of December 31,
	2021				2020				2019
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)
Assets
Cash and deposits in banks	1,069,468	-	-	-	703,069	-	-	-	171,816	-	-	-
Trading investments	-	-	-	-	-	-	-	-	-	-	-	-
Obligations under repurchase agreements	-	-	-	-	-	-	0	-	-	-	-	-
Financial derivative contracts	1,164,660	298,997	-	-	978,696	186,038	33	7	2,058,715	218,610	-	55
Available-for-sale investments	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	1,042,852	437,227	-	-	445,609	412,277	-	-	185,317	210,579	-	-
Liabilities
Deposits and other demand liabilities	16,190	2,486	4,760	1,003	1,146,273	4,484	5,997	3,242	25,261	93,761	4,624	566
Obligations under repurchase agreements	57,771	-	181	5,807	961,718	-	101	-	138,498	5,000	270	80
Time deposits and other time liabilities	900,830	1,677	3,066	948	1,221,893	100	4,706	864	1,183,235	282,171	4,246	2,204
Financial derivative contracts	2,083,795	224,247	-	-	1,137,502	354,108	-	-	2,159,660	288,013	-	3
Interbank borrowings	640,860	-	-	-	-	-	-	-	-	-	-	-
Issued debt instruments	584,244	592,468	-	-	349,002	-	-	-	363,154	-	-	-
Other financial liabilities	-	-	-	-	-	-	-	-	6,231	-	-	-
Other liabilities	16,259	233,630	-	-	1,210	4,484	5,997	3,242	8,130	146,164	-	-

Other transactions with related parties

During the years ended December 31, 2021, 2020 and 2019, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	As of December 31,
	2021				2020				2019
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)
Interest income and inflation-indexation adjustments	(24,428)	51	1,905	9	(30,586)	21	1,202	10	(41,181)	(5,235)	1,151	26
Fee and commission income and expenses	134,404	25,445	202	11	34,147	22,596	152	24	28,274	14,499	232	28
Net income (expense) from financial operations and net foreign exchange gain (loss) (1)	(751,605)	187,300	-	-	(390,737)	240,565	-	-	(586,318)	(84,236)	-	-
Other operating income and expenses	552	(525)	-	-	-	(522)	-	-	406	(2,026)	-	-
Key personnel compensation and expenses	-	-	(36,579)	-	-	-	(31,961)	-	-	-	(9,548)	-
Administrative and other expenses	(66,895)	(54,953)	-	-	(45,478)	(16,763)	-	-	(11,877)	(47,757)	-	-
Total	(707,972)	157,318	(34,472)	20	(432,654)	245,897	(30,607)	34	(610,696)	(124,755)	(8,165)	54

(1)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Only transactions with related parties equal to or greater than UF5,000 (Ch$155 million) are included individually in the table above. Transactions with related parties between UF1,000 (Ch$31 million) and up to UF5,000 are included in other transactions with related parties. All transactions were conducted at arm’s length.

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

Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of the date of the Audited Consolidated Financial Statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2021, the Bank has provisions for these legal actions of Ch$1,395 million (Ch$1,024 million as of December 31, 2020), which are included in “Provisions” in the Audited Consolidated Statements of Financial Position as provisions for contingencies.

Dividends and dividend policy

See “Item 3. Key Information—A. Selected Financial Data—Dividends.”

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Plan of Distribution

Not applicable

B. Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchange. Each ADS represents 400 shares of common stock. ADRs have been issued pursuant to the amended and restated deposit agreement dated as of August 4, 2015. As of December 31, 2021, 51,775,847 ADSs were outstanding equivalent to 20,710,338,871 shares of common stock or 10.99% of the total number of issued shares of common stock.

C. Selling Shareholders

Not applicable.

D. Dilution

Not applicable.

E. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The legal predecessor of Santander-Chile was Banco Santiago (“Santiago”). Santiago was incorporated by public deed dated September 7, 1977 granted at the Notary Office of Alfredo Astaburuaga Gálvez. Santiago received its permission to incorporate and function as a bank by Resolution No. 118 of the FMC on October 27, 1977. The Bank’s by-laws were approved by Resolution No. 103 of the FMC on September 22, 1977. In January 1997, Santiago merged with Banco O’Higgins, with Santiago as the surviving entity. In 1999, Santiago became a controlled subsidiary of Santander Spain. On January 9, 2017 in an Extraordinary Shareholder Meeting, the shareholders’ approved an amendment of the Bank’s Articles of Incorporation.

Our official name is Banco Santander-Chile and Banco Santander and Santander can also be used (formerly Banco Santander Santiago and Santander Santiago could also be used, but these names were eliminated in the new Articles of Incorporation).
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

The Chilean securities markets are principally regulated by the FMC under the Chilean Securities Market Law and the Chilean Companies Law. In the case of banks, compliance with these laws is supervised by the FMC. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of non-controlling investors. The Chilean Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Law sets forth the rules and requirements for establishing open stock corporations while eliminating government supervision of closed (closely-held) corporations. Open stock (public) corporations are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10.0% of the subscribed capital (excluding those whose individual holdings exceed 10.0%), and all other companies that are registered in the Securities Registry of the FMC.

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

The Board meetings shall be held at the company’s domicile unless the directors unanimously resolve to hold a particular session at a different location, or all the directors participate in any such meeting held at a different location. The Board shall meet in ordinary session at least once a month, on the days and at the times the Board designates, and additionally, in extraordinary sessions from time to time when summoned by the Chairman at his or her own initiative or at the request of three or more directors, following the Chairman’s determination of the need for a meeting, unless it is requested by an absolute majority of the incumbent directors, in which case the meeting must necessarily be held without the need for a prior determination. Only the topics specifically stated in the notice of meeting may be addressed at extraordinary meetings, unless all the incumbent directors are present, and they unanimously agree otherwise. Summons to extraordinary meetings shall be made in accordance with and in the form prescribed by law.

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

According to the General Banking Law, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Law provides that the FMC will determine, by means of a general rule, who must be considered a related party of the bank. In addition, the FMC will establish rules to determine if certain persons constitute a group of related parties in one or more of the following circumstances: (i) business or administrative relationships that allow a person to exercise relevant and permanent influence over another’s decisions; (ii) an assumption will be made that the loans granted to one person will be used in benefit of the other; and (iii) an assumption will be made that diverse persons maintain relationships that create a unit of economic interests. Finally, according to the regulations of the FMC, Chilean banks that issue ADSs are required to inform the FMC if any person, directly or indirectly, acquires ADSs representing 5.0% or more of the total amount of shares of capital stock issued by such bank.

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

For purposes of this summary, the term “Foreign Holder” means either (1) in the case of an individual, a person who is not resident or domiciled in Chile; or (2) in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless the shares of our common stock or ADSs are assigned to a branch or a permanent establishment of such entity in Chile. For purposes of Chilean taxation, (a) an individual holder is resident in Chile if he or she has remained in Chile for a period of more than 183 days in any 12-month period (which need not be consecutive), and (b) an individual is domiciled in Chile if he or she resides in Chile with the actual or presumptive intent of staying in Chile (intention that can be evidenced by circumstances such as the acceptance of employment in Chile or the relocation to Chile of his or her family).

The Income Tax Law provides that a Foreign Holder is subject to income taxes on his or her Chilean-sourced income. For these purposes, Chilean source income means earnings from activities performed within Chilean territory or from sales, dispositions or other transactions in connection with assets or goods located in Chile. Indirect sale regulations may also attribute Chilean sourced income.

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

In general, 35% of the CIT paid on the income from which a dividend is paid gives rise to a fiscal debit owed to the Chilean Treasury at the time the dividend distribution is made to a Foreign Holder. Accordingly, a Foreign Holder generally may apply a net credit equal to only 65% of the CIT to reduce WHT.

However, if the Foreign Holder is a resident of a country with which Chile has a tax treaty for the avoidance of double taxation (a “Double Tax Treaty”) in force, the Foreign Holder may be entitled to apply the entire CIT against WHT otherwise due. Moreover, if the Foreign Holder is a resident of a country with a signed Double Tax Treaty that has not entered into force on January 1, 2020, (as in the case of the United States) the Foreign Holder would also be entitled to a 100% CIT credit, without reduction by any related fiscal debit, until December 31, 2026. If by such date the treaty has not entered into force, the Foreign Holder will be subject to the general rules, and hence entitled only to a net credit of 65% of the CIT as described above. In accordance with the above, upon the distribution of profits to Foreign Holders, a 35% WHT applies, and only 65% of the CIT is creditable against such WHT, with the remaining 35% being paid back to the Chilean Treasury; thus, the combined tax rate on profits earned in Chile amounts to 44.45%. However, if the Foreign Holder resides in a country with which Chile has a Double Tax Treaty in force, the full 27% CIT is creditable, resulting in combined tax rate of 35%.

It is worth mentioning that, on February 24, 2020, the “Modernization Tax Law” was enacted and published in the Chilean Official Gazette, after a year and a half of discussion. The original bill went through substantial amendments both in the Chamber of Deputies and in the Senate of the Chilean Congress, incorporating the amendments agreed in the “Tax Agreement” between the Senate’s Finance Commission and the Government.

Regarding the corporate tax system, the Modernization Tax Law sets forth a single partially integrated tax regime, applicable to companies whose annual sales exceed 75,000 UF (approximately USD 2.8 million). Under this single regime, the CIT remains at 27%, which is partially creditable against the final taxation of Foreign Holders, unless they reside in a country with a Double Tax Treaty, in which case the CIT is fully creditable, as explained above.

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

The WHT applicable to withdrawals, remittances or distributions abroad must be determined taking into account an interim CIT credit, based on the corporate tax rate in force in the year of the remittance or distribution. Therefore, taxation of the withdrawal, remittance or distribution shall occur at year-end. Any withholding tax difference determined at year-end must: a) be paid in the annual tax return to be declared by the Chilean company in April of the following year or b) be requested as a refund by the Foreign Holder through an administrative process or through the annual tax return to be filed in April of the year following the distribution of the dividend.

The example below illustrates the effective Chilean WHT burden on a cash dividend received by a Foreign Holder, assuming a WHT rate of 35.0%, a statutory CIT rate of 27.0% and a distribution of all of the net proceeds available after payment of the CIT.

100% Credit available
Taxable income	U.S.$100
CIT (27.0% of U.S.$100)	(27.0)
Net proceeds available	73.0
Dividend payment	73.0
Withholding Tax (35.0% of the sum of the dividend (U.S.$73.0) and the available CIT credit (U.S.$27.0))	35.0
CIT credit	(27.0)
Payable WHT	8.0
65
Net dividend received	(73.0-8.0)
11.0%
Effective dividend withholding tax rate	(8.0/73.0)

65% Credit available
Taxable income	U.S.$100
CIT (27.0% of U.S.$100)	(27.0)
Net proceeds available	73.0
Dividend payment	73.0
Withholding Tax (35.0% of the sum of the dividend (U.S.$73.0) and the available CIT credit (U.S.$27.5))	35.0
CIT credit	(27.00)
CIT debt	9.45
Payable WHT	17.55
55.55
Net dividend received	(73.0-17.45)
24.0%
Effective dividend withholding tax rate	(17.45/73.0)

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (the “Proposed Regulations”), including those which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2021. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, and, if recently proposed Treasury regulations are finalized in their current form, the location of activities that produce active banking income and the location of our customers, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held an ADS or a share of our common stock, certain adverse tax consequences could apply to you.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The documents concerning us which are referred to in this Annual Report may be inspected at our offices at Bandera 140, 20th floor, Santiago, Chile. We are subject to the information reporting requirements of the Exchange Act, except that, as a foreign issuer, we are not subject to the proxy rules or the short-swing profit and disclosure rules of the Exchange Act. The SEC maintains a website on the Internet at http://www.sec.gov that contains reports and information statements and other information about us. The reports and information statements and other information about us can be downloaded from the SEC’s website or our investor relations website https://santandercl.gcs-web.com. None of the information contained on our website is incorporated by reference into, or forms part of, this Annual Report.

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

For more information on our Integral Risk Committee, Audit Committee, Asset and Liability Committee and Market Committee, see “Item 6. Directors, Senior Management and Employees.”

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

Below is an organizational chart of the Risk Department:

1. Credit Risk

The impairment model applies to all financial assets measured at amortized cost and fair value through other comprehensive income (FVOCI), including commitment and contingent loans. Investments in equity are outside of the scope of the new impairment requirements. For more information, see “Item 5 Operating and financial review and prospects—Critical Accounting Policies.”

The Bank has defined default on the following basis:

●	Corporate: when exposure is more than 89 days past due, it has been restructured, it is in judicial collection, it has been written off, drag effect defined as the entire outstanding amount on any loan which has an instalment 89 days or more past due.
●	Other: when exposure is more than 89 days past due, it has been restructured, or has been identified as impaired by an internal risk committee).

The Bank considers reasonable and supportable information that is available without undue cost or effort and that may affect the credit risk on a financial instrument, including forward looking information to determine a significant increase in credit risk since the initial recognition. Forward looking information includes past events, current conditions and forecasts or future economic conditions (macro-economic data). Credit risk assessments and forward-looking information (including macro-economic factors), include quantitative and qualitative information based on the Bank’s historical experience, including, among others, the following:

a)	Financial or economic conditions that are expected to cause a significant change in the borrower’s ability to meet its debt obligations.

b)	An actual or expected internal credit rating downgrade for the borrower or decrease in behavioral scoring.

c)	An actual or expected significant change in the operating results of the borrower.

d)	Significant increases in credit risk on other financial instruments of the same borrower.

e)	Significant changes in the value of the collateral supporting the obligation or in the quality of third-party guarantees or credit enhancements.

f)	Reductions in financial support from a parent entity or other affiliate.

g)	Expected changes in the loan documentation including an expected breach of contract that may lead to covenant waivers or amendments, interest payment holidays, interest rate step-ups, requiring additional collateral or guarantees, or other changes to the contractual framework of the instrument.

The Bank has considered that if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since the initial credit recognition but that is not deemed an absolute indicator. The bank did not rebut the backstop presumption of IFRS 9 relating to SICR or default.

Expected credit loss measurement

The ECL are the probability-weighted estimate of credit losses, i.e. the present value of all cash shortfalls. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive.

The Bank considered a multi-factor analysis to perform credit risk analysis. The Bank conducts a corporate evaluation to assess whether objective evidence of impairment exists for loans that are individually significant, and then conducts a separate evaluation of loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment available under custom monitoring.

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

Our methodology consists of the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following:

●	Identify, evaluate, inform, manage and monitor the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;
●	Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions, whether these are internally-developed or outsourced to third parties;
●	Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol; and
●	Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control.

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

During 2021 we completed the 4th year of the Global Cybersecurity Transformation Plan that has allowed us to reach advanced levels of maturity in Cybersecurity. The main initiatives considered in 2021 were the following:

1.	3rd Party Management: We have worked together with our main suppliers to strengthen their cybersecurity management.

2.	Identity and Access Management (IAM): We extended the scope of our Business User Access Management Platform to include all critical applications existing in the Bank’s landscape, including the corresponding functional segregation exercises and automated recertification processes. In the field of high-privilege users (IT administrators), we continue to strengthen the governance of our PAM (Privileged Access Management) platform for server and database administrators.

3.	Network Segregation: We reinforced access controls to the Bank’s networks and continued to segregate new critical areas in the internal network.
4.	Insider Threat and Data Protection: We concluded the implementation of a complete Data Loss Prevention (DLP) platform that is now fully operational, increasing the organization’s sensitive data protection capabilities.
5.	Vulnerability Management: We have advanced strongly in the Government and the Management of vulnerabilities, including servers, workstations and network devices. We also improved the level of compliance in the different technological platforms of the Bank.

6.	Cloud Security: During the year we made significant progress on the governance of our advanced Compliance and Security monitoring systems for our Cloud environments.

7.	IT Obsolescence: We continued with our initiatives to reduce obsolescence at the level of workstations, servers, applications, software components, communication devices, etc.

8.	Robust Password in Retail: During the year we established a new standard in the level of security requirements for the access password of our customers in retail through its different channels. We expect to complete the migration process to this new security policy for the access password during the first half of 2022.

9.	PCI Certification: During the first half of 2021 we became PCI (Payment Cards Industry) certified for the first time. This is a certification granted by the Security Standards Council, which ensures a high degree of maturity in information security issues related to the management of payment cards data in the organization. This certification is a continuous process of improvement that requires annual re-certifications. We expect to complete the PCI 2022 certification process during the first half of 2022.

10.	Innovation in the authorization of transactions: In 2021 we made significant progress with the incorporation of our dynamic token for smartphones (Santander Pass) for retail banking. We have also started the incorporation of Santander Pass for the Middle-market and CIB digital channels. We expect to complete the incorporation process during 2022.

11.	Fraud prevention: During 2021 we implemented new real-time reaction capabilities to better face new fraud methods, both for electronic transactions and cards.

12.	Ongoing training: During the year we continuously carried out campaigns, ethical phishing and mandatory training exercises to increase the level of awareness regarding cyber-risks.

During 2021, the Bank did not face material loss due to cybersecurity breaches. However, even though we have thorough cybersecurity practices and governance in place, we cannot assure that in the future a material event will not occur.

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

Operational risk management during the COVID-19 pandemic

Overall, the COVID-19 pandemic has resulted in increased exposure to inherent operational risk, although the Bank has established greater oversight over controls in order to maintain pre-COVID-19 operational risk levels, in addition to reinforcing existing ones. The risk of transaction processing increases due to the volume of new loans and multiple changes in existing portfolios resulting from payment holidays and the FOGAPE program. Transactional volume also increased due to public assistance programs and the rise in the number of checking accounts and volumes as more clients searched for digital payment solutions. Close monitoring has been carried out on the following aspects:

●	Business continuity plans to effectively to support our employees, customers and businesses.
●	The COVID-19 pandemic and remote work arrangements have a direct impact on the field of cyber threats and their associated risks as more employees work from home. We have strengthened patching, navigation control, data protection and other controls.
●	Increased technological support to ensure adequate customer service and the correct provision of services, especially in online banking and call centers.
●	The risk of transaction processing has increased due to the volume of new loans and multiple changes in existing portfolios resulting from public assistance programs and internal policies.

The following table summarizes our net losses from operational risks in 2021 compared to 2020.

	As of December 31,		% Change
Net losses from operational risks	2021	2020	2021/2020
	(Ch$ millions)
Fraud	977	4,703	(79.2)%
Labor related	3,215	443	625.7%
Client / product related	13	250	(94.8)%
Damage to fixed assets	228	(2,592)	--%
Business continuity / Systems	144	1,570	(90.8)%
Processing	8,251	3,992	106.7%
Total	12,828	8,366	53.3%

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

Market risk is the risk of losses due to unexpected changes in interest rates, foreign exchange rates, inflation rates and other rates or prices. We are exposed to market risk mainly as a result of the following activities:

●	trading in financial instruments, which exposes us to interest rate and foreign exchange rate risk;

●	engaging in banking activities, which subjects us to interest rate risk, since a change in interest rates affected gross interest income, gross interest expense and customer behavior;

●	engaging in banking activities, which exposes us to inflation rate risk, since a change in expected inflation affects gross interest income, gross interest expense and customer behavior;

●	trading in the local equity market, which subjects us to potential losses caused by fluctuations of the stock market; and

●	investing in assets whose returns, or accounts are denominated in currencies other than the Chilean peso, which subjects us to foreign exchange risk between the Chilean peso and such other currencies.

The main decisions that relate to market risk for the Bank and the limits regarding market risk are made in the Asset and Liability Committee and the Market Committee. The measurement and oversight of market risks is performed by the Market Risk Department. Santander-Chile’s governance rules have established the Asset and Liability Committee and the Market Committee to monitor and control market risks.

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

4. Market Risk: Quantitative Disclosure

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$30,991.74 at December 31, 2021, Ch$29,070.33 at December 31, 2020 and Ch$28,309.94 at December 31, 2019. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 6.6% in 2021, 2.7% in 2020 and 2.7% in 2019. There can be no assurance that Chilean inflation will not change significantly from the current level. Due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are significantly less features in deposits and other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

●	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest-bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest-bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities.
●	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates or inflation. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2021, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled Ch$449,122 compared to a loss of Ch$15,461 million in 2020 and a loss of Ch$31,346 million in 2019. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$6,252,221 million in 2021, Ch$6,173,541 million in 2020 and Ch$4,279,082 million in 2019. Therefore, our sensitivity to a 100-basis point shift in UF inflation considering our year end gap would be approximately Ch$62.5 billion.

●	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was Ch$410,249 million in 2021, Ch$173,668 million in 2020 and Ch$114,340 million in 2019. The 136.2% increase in these results was due to the higher UF inflation rate and a larger UF gap in 2021 compared to 2020.
	As of December 31,			% Change
Impact of inflation on net interest income	2021	2020	2019	2021/2020	2020/2019
	(in millions of Ch$)
Results from UF GAP(1)	410,249	173,668	114,340	136.2%	51.9%
Annual UF inflation	6.6%	2.7%	2.7%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation—Peso-denominated assets and liabilities.” An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest-bearing liabilities. A flattening of the yield curve, i.e. long-term rates falling quicker than short-term rates, negatively affects our margins by lowering loan yields at a greater pace than deposits costs. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

We also maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are non-interest bearing and are not indexed to inflation the higher percentage of our funding that comes from this source positively impacts our net interest margin as interest rates or inflation rises and vice-versa. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 38.9%, 33.5% and 30.5% for the years ended December 31, 2021, 2020 and 2019, respectively.

As of December 31, 2021, the detail of the maturities of assets and liabilities is as follows:

	As of December 31, 2021
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	(in millions Ch$)
Financial assets
Cash and deposits in banks	2,881,558	-	-	-	2,881,558	-	-	-	-	2,881,558
Cash items in process of collection	390,271	-	-	-	390,271	-	-	-	-	390,271
Financial assets held for trading	-	698	67	-	765	24,341	38,644	9,597	72,582	73,347
Investments under resale agreement	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	186,546	318,606	1,185,220	1,690,372	2,222,851	2,172,208	4,038,176	8,433,235	10,123,607
Loans and accounts receivables at amortized cost (1)	194,086	1,563,103	1,695,151	3,792,426	7,244,766	5,077,346	665,057	23,541,893	29,284,296	36,529,062
Loans and account receivable at FVOCI (2)	-	-	-	-	-	429,630	4,262,811	-	4,692,441	4,692,441
Debt instruments at amortized cost (3)	-	-	-	-	-	61,993	32,756	4,894	99,643	99,643
Debt instruments at FVOCI	-	3,259,823	90	309,831	3,569,744	89,127	306,049	1,838,219	2,233,395	5,803,139
Equity instruments at FVOCI	-	-	-	-	-	-	-	189	189	189
Guarantee deposits (margin accounts)	1,988,410	-	-	-	1,988,410	-	-	-	-	1,988,410
Total financial assets	5,454,325	5,010,170	2,013,914	5,287,477	17,765,886	7,905,288	7,477,525	29,432,968	44,815,781	62,581,667

Financial liabilities
Deposits and other demand liabilities	17,900,938	-	-	-	17,900,938	-	-	-	-	17,900,938
Cash items in process of being cleared	379,934	-	-	-	379,934	-	-	-	-	379,934
Obligations under repurchase agreements	-	86,634	-	-	86,634	-	-	-	-	86,634
Time deposits and other time liabilities	204,548	5,211,798	2,642,651	1,902,664	9,961,661	108,510	39,728	21,156	169,394	10,131,055
Financial derivative contracts	-	195,808	348,382	987,403	1,531,593	2,948,206	2,294,608	4,096,834	9,339,648	10,871,241
Interbank borrowings	100,135	218,528	606,255	2,290,225	3,215,143	5,611,440	-	-	5,611,440	8,826,583
Issued debt instruments	-	7,375	289,466	871,447	1,168,288	1,819,637	2,368,118	3,041,017	7,228,772	8,397,060
Lease liabilities	182,442	69	101	34	182,646	101	115	45	261	182,907
Other financial liabilities	-	-	-	23,391	23,391	45,121	35,248	36,035	116,404	139,795
Guarantees received (margin accounts)	857,679	-	-	-	857,679	-	-	-	-	857,679
Total financial liabilities	19,625,676	5,720,212	3,886,855	6,075,164	35,307,907	10,533,015	4,737,817	7,195,087	22,465,919	57,773,826

(1)       Loans and accounts receivables at amortized cost are presented on a gross basis. The amount of allowance is Ch$1,051,434 million.

(2)       Loans and accounts receivables at FVOCI are presented on a gross basis. The amount of allowance is Ch$268 million.

(3)       Debt instruments at amortized cost are presented on a gross basis. The amount of allowance is Ch$711 million.

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2021, 2020 and 2019, in each case together with the related average nominal interest rates paid thereon.

	2021			2020			2019
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate

Interest-bearing liabilities
Savings accounts	177,779	0.3%	5.9%	138,671	0.3%	2.5%	120,896	0.3%	2.5%
Time deposits	13,174,290	22.8%	0.8%	14,248,478	25.5%	1.2%	13,779,534	31.9%	2.6%
Central Bank borrowings	5,546,895	9.6%	0.0%	2,881,600	5.2%	0.0%	-	0.0%	0.0%
Repurchase agreements	125,439	0.2%	0.8%	243,280	0.4%	0.8%	414,951	1.0%	2.5%
Mortgage finance bonds	9,105	0.0%	10.9%	14,580	0.0%	7.6%	20,923	0.1%	7.7%
Commercial paper	277,666	0.5%	0.3%	394,017	0.7%	1.7%	401,500	0.7%	2.7%
Other interest bearing liabilities	9,781,372	16.9%	9.8%	10,808,618	19.4%	4.3%	10,860,030	19.5%	4.8%
Subtotal interest-bearing liabilities	29,102,186	50.3%	3.8%	28,729,244	51.5%	2.2%	25,597,833	59.2%	3.5%

Non-interest bearing liabilities
Non-interest bearing deposits	14,035,242	24.3%		10,403,347	18.6%		7,466,991	17.3%
Derivatives	7,666,801	13.3%		9,793,162	17.5%		4,165,330	9.6%
Other non-interest bearing liabilities	3,000,598	5.2%		3,171,540	5.7%		2,549,130	5.9%
Shareholders’ equity	4,062,407	7.0%		3,734,243	6.7%		3,450,729	8.0%
Subtotal non-interest bearing liabilities and equity	28,765,048	49.7%		27,102,291	48.5%		17,632,180	40.8%
Total liabilities	57,867,233	100.0%		55,831,535	100.0%		43,230,013	100.0%

Foreign exchange fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The year-end Central Bank exchange rate depreciated 19.5% in 2021, appreciated 4.5% in 2020 and depreciated 7.0% in 2019.

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

In general, the Bank is not permitted, due to guidelines set by the ALCO and the Market Committee, to open a meaningful gap in foreign currency. Any significant difference between the spot asset position and the spot liability position in foreign currency is usually hedged using forwards and cross-currency swaps. Any remaining foreign currency risk is included as part of the trading portfolio We set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position, which is equivalent to the maximum differential allowed between assets and liabilities in foreign currencies, including hedging of this gap. The limit on the size of the net foreign currency position is determined by the Market Committee and is calculated and monitored by the Market Risk Department. At December 31, 2021, this was equal to US$350 million. This limit in various other currencies is as follows:

Currency	Limit
(in millions of US$)
U.S. dollars	350
Euros	110
Yen	27
British pound	20
Mexican peso	30
Brazilian real	30
Colombian peso	30
Peruvian Sol	20
Other European currencies	30
Other Latin American currencies	30
Other currencies	47.5
Total Limit	350

Foreign currency risk included in the trading portfolio is also measured and controlled using VaR. The average VAR of our foreign currency position was US$0.8 million in 2021. The translation gains or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

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

Liquidity Measures Implemented by the Central Bank of Chile as a Result of the COVID-19 Pandemic

In response to the COVID-19 pandemic, the Chilean Central Bank has made two lines of credit available to banks to reinforce their liquidity, amounting to a total of US$24 billion for the whole banking system. These lines of credit bear interest at the Central Bank’s monetary policy rate (MPR), which was 0.5% as of December 31, 2020 and 4.0% as of December 31, 2021. Pursuant to these lines of credit, a bank may borrow up to 3% of the aggregate amount of its consumer and commercial loan portfolios as of February 29, 2020 and may borrow up to an additional 12% if it uses the funds to provide loans to companies and individuals. The first line of credit is a facility available conditionally on loan growth (the “FCIC”) to ensure that banks continue to finance households and businesses in Chile. Loans provided under this line of credit may have maturities of up to 4 years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. Loans provided under the second line of credit, the LCL, are unsecured and may have maturities of up to 2 years. In addition, borrowings by a bank under the LCL are limited to the aggregate amount of the liquidity reserve requirements of such bank. Ultimately, these lines of credit are intended to ensure banks have ample liquidity to enable them to continue financing Small to Mid-size Enterprises (“SMEs”) and Middle-market companies. As of December 31, 2021, we had borrowed Ch$5,611,439 million from the FCIC or 9.4% of our total liabilities and had no outstanding LCL loans. We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring higher funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

Liquidity risk management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated. The ALCO now uses as its liquidity portfolio those defined by the FMC and the Chilean Central Bank, which are in line with those established in BIS III. As of December 31, 2021, and 2020, the breakdown of the Bank’s liquid assets by levels was the following:

	December 31, 2021	December 31, 2020
	(Ch$ million)
Balance as of:
Cash and cash equivalent	1,106,152	988,320
Level 1 liquid assets (1)	1,223,824	2,490,810
Level 2 liquid assets (2)	9,792	12,681
Total liquid assets	2,339,768	3,491,811

(1)	Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by States, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserves in the Central Bank are not included.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Chilean Central Bank’s repo window.

	December 31, 2021	December 31, 2020
	(Ch$ million)	(Ch$ million)
Average balance as of:
Cash and cash equivalent	1,047,936	1,161,367
Level 1 liquid assets (1)	1,514,748	3,164,890
Level 2 liquid assets (2)	10,961	13,311
Total liquid assets	2,573,644	4,339,568

(1)	Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by States, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserve in the Central Bank are not included.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ in accordance with international rating agencies and mortgage bonds issued by Chilean banks that are acceptable at the Chilean Central Bank’s repo window.

The Central Bank and our ALCO also requires us to comply with the following liquidity limits:

●	Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. As of April 2019, Chilean banks began reporting their local LCR figures with a minimum level of 60% in 2020, 80% in 2021 and 100% in 2022. As of December 31, 2021, this indicator for Banco Santander Chile was 149%.
●	Net Stable Funding Ratio (NSFR) which measures a bank’s stable funding sources over required stable needs. Beginning in 2022, Chilean banks must have a minimum NSFR ratio of 60% with a gradual phase-in which will reach 100% by 2026. As of December 31, 2021, this indicator for Banco Santander Chile was 110.8% in compliance with the standard set for 2022.
●	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2021, the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 42%, thus resulting in our compliance.

●	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2021 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 4%, thus resulting in our compliance.
●	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2021 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) two times our capital and reserves was 21%, thus resulting in our compliance.

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

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2021, 2020, and 2019, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

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

We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. Also, a maximum VaR limit was established that can be applied over the trading portfolio. The VaR as of December 31, 2021 was US$1.96 million, which is below the total limit. The high, low, and average levels for each component and each year below were as follows:

Consolidated	2021	2020	2019
	(in millions of U.S.$)
VaR
High	3.43	12.82	15.78
Low	1.11	1.94	1.33
Average	1.96	4.45	3.06

Fixed-income investments
High	2.86	11.96	9.77
Low	1.12	1.50	1.18
Average	1.86	3.19	2.33

Variable-income investments
High	0.29	0.01	0.00
Low	-	-	0.01
Average	0.19	-	0.00

Foreign currency investments
High	2.33	6.47	6.05
Low	0.09	0.71	0.10
Average	0.77	2.85	1.60

Market risk – local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currencies (not included in the trading portfolio). The Bank performs a simulation of scenarios, which will be calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 25 bps in all its segments) and their value in the base scenario (current market). All the positions in local currency, including the one indexed to inflation (UF), and also the positions in foreign currency are added together based on a historical correlation model existing between the currencies. The Bank has also established limits regarding the maximum loss that these types of movements in interest rates may have on capital and net financial income budgeted for the year.

Limitations of the sensitivity models

The most important assumption is using an exchange rate of 25 bps based on the yield curve. The Bank uses a 25 bps exchange rate since sudden changes of this magnitude are considered realistic. Prior to 2021, a model was used that considered a change of 100 basis points in the yield curve (57 basis points for real rates). Santander Spain Global Risk Department has also established comparable limits by country, to be able to compare, monitor and consolidate market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

●	The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, also including certain credit risk and prepayment considerations that may affect the maturity of certain positions.

●	This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.

●	The model does not take into account the sensitivity of volumes which results from interest rate changes.

●	The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market Risk – Financial management portfolio – December 31, 2021, 2020 and 2019

	2021		2020		2019
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	32,865	84,864	100,000	329,275	100,000	275,000
High	31,233	80,097	66,504	302,263	32,719	273,473
Low	13,694	41,653	26,492	214,596	12,686	145,338
Average	24,018	62,916	45,380	255,070	24,719	228,772

Financial management portfolio – foreign currency (in millions of U.S.$)
Loss limit	37	35	32	53	30	75
High	9	32	19	47	20	35
Low	1	1	2	12	5	1
Average	4	18	5	33	12	12

Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	32,865	84,864	100,000	329,275	100,000	275,000
High	25,709	78,259	67,584	286,436	34,462	271,989
Low	12,854	56,857	25,111	210,706	15,236	143,836
Average	21,041	69,577	46,044	246,292	27,918	227,303

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2021. This information is sent to the FMC on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the Board of Directors. Our exposure to short-term interest rate risk plus inflation risk is set at 30% of net interest income plus fees sensitive to interest rates.

Regulatory Market Risk	As of December 31, 2021
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	377,006
Foreign currency risk of trading portfolio	8,089
Risk from interest rate options	-
Risk from foreign currency options	1,429
Total market risk of trading portfolio	386,524
10% x Risk-weighted assets	3,577,035
Subtotal	3,963,559
Limit = Regulatory Capital	5,114,609
Available margin	1,151,050

Non-trading portfolio market risk
Short-term interest rate risk	217,045
Inflation risk	178,033
Long-term interest rate risk	529,542
Total market risk of non-trading portfolio	134,464

Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	217,045
Exposure to inflation risk	178,033
Limit: 30% of (net interest income + net fee income sensitive to interest rates)	529,542
Available margin	134,464

Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	1,221,762
35% of regulatory capital	1,790,113
Available margin	568,351

Derivative activities

At December 31, 2021, 2020 and 2019, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. Notional amounts are not recorded on the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The FMC recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

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

In order to reduce the credit risk in its derivative contracts, the Bank has entered into Credit Support Annex (CSA) agreements with the majority of its counterparties, which include obligations to post daily cash collateral. The majority of the agreements include an obligation to post collateral with a threshold amount of zero. In the table below we identify those contracts with CSA and breakdown the fair value of our derivative portfolio by collateral threshold requirements for 2021 and 2020.

	Fair value of derivative contracts
	2021		2020
	Assets	Liabilities	Assets	Liabilities
Derivative contracts with zero threshold collateral amount in CSA	8,696,994	9,280,079	8,127,263	7,900,539
Derivative contracts with threshold collateral amounts in CSA that are greater than zero	1,124,413	906,479	471,529	606,661
Derivative contracts without CSA agreements	302,200	684,683	433,293	511,460
Total	10,123,607	10,871,241	9,302,085	9,018,660

We classify some of our derivative financial instruments as being financial assets held for trading, due to the guidelines from the FMC. We enter into derivative contracts with some clients who seek hedging instruments. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We also use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of December 31, 2021, 2020 and 2019:

	Derivative financial instruments portfolio
	As of December 31, 2021
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
			(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	210,000	87,817	8,505,400	22,933	587,702
Cross currency swaps	338,475	3,056,063	5,026,463	493,175	118,199
Subtotal	548,475	3,143,880	13,531,863	516,108	705,901

Cash Flow hedge derivative instruments
Currency forwards	359,062	920,278	-	3,497	1,590
Cross currency swaps	456,684	1,033,671	11,469,640	109,531	656,719
Subtotal	815,746	1,953,949	11,469,640	113,028	658,309

Derivative instruments for trading
Currency forwards	20,194,866	12,383,299	11,511,386	1,088,194	1,199,062
Interest rate swaps	13,982,685	25,156,483	104,333,279	3,009,922	2,997,634
Cross currency swaps	4,920,123	14,514,848	164,061,282	5,392,946	5,308,260
Call currency options	37,321	45,852	427	3,232	1,137
Put currency options	35,482	174,910	-	177	892
Subtotal	39,170,477	52,275,392	280,410,374	9,494,471	9,507,031
Total	40,534,698	57,373,221	305,411,877	10,123,607	10,871,241

	Derivative financial instruments portfolio
	As of December 31, 2020
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
			(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	50,000	410,687	5,064,113	33,816	83,666
Cross currency swaps	317,400	601,987	5,634,700	294,562	178,529
Subtotal	367,400	1,012,674	10,698,813	328,378	262,195

Cash Flow hedge derivative instruments
Currency forwards	2,121,326	503,280	601,582	2,985	3,556
Cross currency swaps	424,358	498,373	9,777,491	35,902	183,386
Subtotal	2,545,684	1,001,653	10,379,073	38,887	186,942

Derivative instruments for trading
Currency forwards	22,729,787	12,175,074	8,215,576	1,085,327	1,158,904
Interest rate swaps	14,006,503	22,118,742	97,803,009	3,651,651	3,588,912
Cross currency swaps	6,719,065	15,138,056	138,352,345	3,921,440	3,819,446
Call currency options	129,339	31,641	57,581	1,527	909
Put currency options	112,145	16,173	58,276	4,875	1,352
Subtotal	43,696,839	49,479,686	244,486,787	8,664,820	8,569,523
Total	46,609,923	51,494,013	265,564,673	9,032,085	9,018,660

	Derivative financial instruments portfolio
	As of December 31, 2019
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
			(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	381,638	317,610	1,847,138	39,460	34,264
Cross currency swaps	407,008	863,984	13,357,058	226,870	295,281
Subtotal	788,646	1,181,594	15,204,196	266,330	329,545

Cash Flow hedge derivative instruments
Currency forwards	99,105	1,018,656	768,256	4,131	3,505
Cross currency swaps	2,266,907	1,938,222	10,848,233	106,413	43,183
Subtotal	2,366,012	2,956,878	11,616,489	110,544	46,688

Derivative instruments for trading
Currency forwards	28,472,586	18,508,702	7,679,464	1,023,684	1,137,496
Interest rate swaps	16,678,487	40,892,909	89,109,046	2,465,235	2,270,686
Cross currency swaps	7,726,724	20,457,463	113,206,678	4,277,450	3,605,516
Call currency options	17,971	47,012	81,804	5,176	240
Call interest rate options	-	-	-	-	-
Put currency options	16,409	41,872	80,655	190	483
Subtotal	52,912,177	79,947,958	210,157,647	7,771,735	7,014,421
Total	56,066,835	84,086,430	236,978,332	8,148,609	7,390,655

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Right

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Our Depositary is The Bank of New York Mellon, with its principal executive office located at 240 Greenwich Street, New York, N.Y. 10286.

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

In 2021, the Depositary made direct payments and reimbursements to us in the gross amount of U.S.$1,566,778.46 for expenses related to investor relations of which 28.4% was withheld for tax purposes in the U.S.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2021, the Bank, under the supervision and with the participation of the Bank’s management, including its Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, as of December 31, 2021, the Bank’s Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer concluded that the Bank’s disclosure controls and procedures were effective in ensuring that information relating to the Bank, including its consolidated subsidiaries, required to be disclosed in the reports it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the Bank’s management, including its Disclosure Committee and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of the Bank’s management, including the Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Our internal control over financial reporting as of December 31, 2021 has been audited by an independent registered public accounting firm, as stated in its report, which is referenced below.

Report of Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm, dated February 25, 2022, on the effectiveness of our internal control over financial reporting as of December 31, 2021, see page F-3 of our Audited Consolidated Financial Statements.

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

ITEM 16B. CODE OF ETHICS

The Bank has adopted a code of ethics that is applicable to all of the Bank’s employees and a copy is included as an exhibit hereto. We will provide to any person without charge, upon request, a copy of our code of ethics. Please email accionistas@santander.cl to request a copy. Our code of ethics is available on our website, which does not form part of this Annual Report on Form 20-F, at www.santander.cl under the heading “Información Corporativa.”

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2021	2020
	(in millions of Ch$)
Audit Fees
Statutory audit	621	561
Audit-related regulatory reporting	352	330
Other audit-related fees	368	26
Tax Fees
Compliance	-	-
Advisory Services	-	-
Total	1,342	917

Statutory audit: Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements that are provided by PricewaterhouseCoopers Consultores Auditores SpA (PCAOB ID: 1364) in 2021 and 2020 in connection with statutory and regulatory filings or engagements, and attest services.

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

All services provided by the Bank principal auditing firm in 2021 detailed in the table above were approved by the Audit and Compliance Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2021, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

Date: February 25, 2022

CONSOLIDATED FINANCIAL STATEMENTS 2021

Banco Santander-Chile

Santander®

CONTENT

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco Santander - Chile

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Banco Santander - Chile and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting, appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Expected Credit Loss Allowance for Commercial, Mortgage and Consumer Loans – Collective Basis

As described in Notes 1 and 38 to the consolidated financial statements, management assesses the adequacy of the collective basis expected credit loss allowance for commercial, mortgage and consumer loans using expected credit loss models. As of December 31, 2021, the collective basis expected credit loss allowance was Ch$ 964,016 million on total commercial, mortgage and consumer loans of Ch$ 36,155,556 million. As described by management, the estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect the changes in credit risk and the development of assumptions related to the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors. Management subjectively assesses the adequacy of the qualitative information used to assess the significant increase in credit risk since initial recognition and the development of assumptions such as probabilities of default and loss given default.

The principal considerations for our determination that performing procedures relating to the collective basis expected credit loss allowance for commercial, mortgage and consumer loans is a critical audit matter are (i) the significant judgment by management in determining the collective basis expected credit loss allowance, which in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating audit evidence obtained relating to the assumptions used related to the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the expected credit loss allowance for commercial, mortgage and consumer loans estimation process, which included controls over the assumptions used in the estimation of the collective basis expected credit loss allowance, within the qualitative information. These procedures also included, among others, (i) testing management’s process for estimating the collective basis expected credit loss allowance for commercial, mortgage and consumer loans; (ii) testing the completeness, accuracy, and relevance of underlying data used in the model and (iii) the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for estimating the collective basis expected credit loss allowance for commercial, mortgage and consumer loans, including evaluating the appropriateness of the methodologies and models, testing data used in the estimate and evaluating the reasonableness of significant assumptions such as the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors.

/s/ PricewaterhouseCoopers Consultores Auditores SpA

Santiago, Chile

February 25, 2022

We have served as the Company’s auditor since 2016.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2021	2020
	Note	MCh$	MCh$
ASSETS
Cash and deposits in banks	4	2,881,558	2,803,288
Cash items in process of collection	4	390,271	452,963
Financial derivative contracts	7	10,123,607	9,032,085
Financial assets held for trading	5	73,347	133,718
Loans and account receivable at amortized cost	8	35,477,628	33,303,100
Debt instruments at amortized cost	9	4,691,730	-
Loans and account receivable at fair value through other comprehensive income	10	99,375	69,331
Debt instruments at fair value through other comprehensive income	11	5,803,139	7,162,542
Equity instruments at fair value through other comprehensive income	12	189	548
Investments in associates and other companies	12	35,745	10,396
Intangible assets	13	95,411	82,537
Property, plant, and equipment	14	236,939	240,854
Right of use assets	14	137,879	147,997
Current taxes	15	121,534	-
Deferred taxes	15	710,896	516,490
Other assets	16	2,962,702	1,747,374
TOTAL ASSETS		63,841,950	55,703,223
LIABILITIES
Deposits and other demand liabilities	17	17,900,938	14,560,893
Cash items in process of being cleared	4	379,934	361,631
Obligations under repurchase agreements	6	86,634	969,808
Time deposits and other time liabilities	17	10,131,055	10,581,791
Financial derivative contracts	7	10,871,241	9,018,660
Interbank borrowings	18	8,826,583	6,328,599
Issued debt instruments	19	8,397,060	8,204,177
Other financial liabilities	19	182,907	184,318
Lease liabilities	14	139,795	149,585
Current taxes	15	-	12,977
Deferred taxes	15	427,655	129,493
Provisions	21	463,949	330,664
Other liabilities	22	1,606,626	1,165,853
TOTAL LIABILITIES		59,414,377	51,998,449
EQUITY
Attributable to the shareholders of the Bank:		4,333,213	3,620,091
Capital	24	891,303	891,303
Reserves	24	2,550,559	2,343,580
Valuation adjustments	24	(353,850)	(25,293)
Others equity instruments issued other than capital	24	598,136	-
Retained earnings		647,065	410,501
Retained earnings from prior years		57,338	27,171
Income for the year		842,467	547,614
Minus: Provision for mandatory dividends	21	(252,740)	(164,284)
Non-controlling interest	25	94,360	84,683
TOTAL EQUITY		4,427,573	3,704,774
TOTAL LIABILITIES AND EQUITY		63,841,950	55,703,223

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

		December 31,
		2021	2020	2019
	Note	MCh$	MCh$	MCh$
OPERATING INCOME

Interest income	26	2,921,097	2,232,327	2,321,381
Interest expense	26	(1,109,746)	(638,479)	(904,417)

Net interest income		1,811,351	1,593,848	1,416,964

Fee and commission income	27	578,604	451,162	498,658
Fee and commission expense	27	(245,853)	(183,884)	(211,572)

Net fee and commission income		332,751	267,278	287,086

Net income (expense) from financial operations	28	(6,403)	90,800	(78,165)
Net foreign exchange gain	98	125,431	58,997	279,857
Other operating income	34	10,391	8,206	13,001

Net operating profit before provision for loan losses		2,273,521	2,019,129	1,918,743

Provision for loan losses	30	(291,083)	(478,264)	(323,311)

NET OPERATING INCOME		1,982,438	1,540,865	1,595,432

Personnel salaries and expenses	31	(397,675)	(408,670)	(410,157)
Administrative expenses	32	(280,134)	(250,450)	(233,612)
Depreciation and amortization	33	(122,055)	(109,426)	(106,092)
Impairment of property, plant, and equipment	33	-	(638)	(2,726)
Other operating expenses	34	(107,819)	(77,806)	(49,303)

Total operating expenses		(907,683)	(846,990)	(801,890)

OPERATING INCOME		1,074,755	693,875	793,542

Income from investments in associates and other companies	12	(663)	1,388	1,146

Income from continuing operations before tax		1,074,092	695,263	794,688

Income tax expense	15	(221,664)	(142,533)	(175,074)

Result of continuing operations		852,428	552,730	619,614
Result of discontinued operations	39	-	-	1,699
NET INCOME FOR THE YEAR		852,428	552,730	621,313

Attributable to:
Shareholders of the Bank		842,467	547,614	619,091
Non-controlling interest	25	9,961	5,116	2,222

Earnings per share from continued operations attributable to shareholders of the Bank:
Basic earnings	24	4.487	2.906	3.276
Diluted earnings	24	4.487	2.906	3.276

Earnings per share from discontinued operations attributable to shareholders of the Bank:
Basic earnings	24	-	-	0.009
Diluted earnings	24	-	-	0.009

Earnings per share attributable to shareholders of the Bank:
Basic earnings	24	4.487	2.906	3.285
Diluted earnings	24	4.487	2.906	3.285

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		December 31,
		2021	2020	2019
	Note	MCh$	MCh$	MCh$
NET INCOME FOR THE YEAR		852,428	552,730	621,313

Other comprehensive income that will not be reclassified to profit or loss
Equity instruments at fair value through other comprehensive income		(243)	(18)	(1)
Income tax related to the above		66	5	-

Total items that will not be reclassified to the income statements		(177)	(13)	(1)

Other comprehensive income that will be reclassified to profit or loss
Debt instruments at fair value through other comprehensive income	24	(214,835)	73,689	22,223
Cash flow hedge	24	(236,816)	(96,330)	(50,238)
Income tax related to the above		122,987	6,296	7,618

Total items that will be reclassified to the income statements		(328,664)	(16,345)	(20,397)
Other comprehensive income for the year, net of tax		(328,841)	(16,358)	(20,398)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		523,587	536,372	600,915

Attributable to:
Shareholders of the Bank		513,910	531,177	598,693
Non-controlling interests	25	9,677	5,195	2,222

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		RESERVES		VALUATION ADJUSTMENTS			Other	RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Fair value reserve	Cash flow hedge	Income tax effects	Equity instruments	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to shareholders of the Bank	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2018	891,303	1,925,246	(2,224)	5,652	9,803	(4,102)	-	(43,114)	595,333	(178,600)	3.199.297	46,163	3,245,460
Distribution of income from previous period	-	-	-	-	-	-	-	595,333	(595,333)	-	(81,992)	-	-
Equity as of January 1, 2019	891,303	1,925,246	(2,224)	5,652	9,803	(4,102)	-	552,219	-	(178,600)	3.199.297	46,163	3,245,460
Increase/decrease capital and reserves	-	(37,041)	-	-	-	-	-	-	-	-	(37,041)	31,437	(5,604)
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(355,141)	-	178,600	(176,541)	-	(176,541)
Transfer of retained earnings to reserves	-	236,761	-	-	-	-	-	(236,761)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	(185,727)	(185,727)	-	(185,727)
Subtotal	-	199,720	-	-	-	-	-	(591,902)	-	(7,127)	(399,309)	31,437	(367,872)
Other comprehensive income	-	-	-	22,483	(50,238)	7,546	-	-	-	-	(20,209)	(189)	(20,398)
Result of continuous operations	-	-	-	-	-	-	-	-	617,392	-	617,392	2,222	619,614
Result of discontinuous operations	-	-	-	-	-	-	-	-	1,699	-	1,699	-	1,699
Subtotal	-	-		22,483	(50,238)	7,546	-	-	619,091	-	598,882	2,033	600,915
Equity as of December 31, 2019	891,303	2,124,966	(2,224)	28,135	(40,435)	3,444	-	(39,683)	619,091	(185,727)	3,398,870	79,633	3,478,503
Distribution of income from previous period	-	-	-	-	-	-	-	619,091	(619,091)	-	-	-	-
Equity as of January 1, 2020	891,303	2,124,966	(2,224)	28,135	(40,435)	3,444	-	579,408	-	(185,727)	3,398,870	79,633	3,478,503
Increase/decrease capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(331,399)	-	185,727	(145,672)	(145)	(145,817)
Transfer of retained earnings to reserves	-	220,838	-	-	-	-	-	(220,838)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	(164,284)	(164,284)	-	(164,284)
Subtotal	-	220,838	-	-	-	-	-	(552,237)	-	21,443	(309,956)	(145)	(310,101)
Other comprehensive income	-	-	-	73,561	(96,330)	6,332	-	-	-	-	(16,437)	79	(16,358)
Result of continuous operations	-	-	-	-	-	-	-	-	517,614	-	547,614	5,116	552,730
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	73,561	(96,330)	6,332	-	-	547,614	-	531,177	5,195	536,372
Equity as of December 31, 2020	891,303	2,345,804	(2,224)	101,696	(136,765)	9,776	-	27,171	547,614	(164,284)	3,620,091	84,683	3,704,774
Distribution of income from previous period	-	-	-	-	-	-	-	547,614	(547,614)	-	-	-	-
Equity as of January 1, 2021	891,303	2,345,804	(2,224)	101,696	(136,765)	9,776	-	574,785	-	(164,284)	3,620,091	84,683	3,704,774
Increase/decrease capital and reserves	-		-	-	-	-	598,136	-	-	-	598,136	-	598,136
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(310,468)	-	164,284	(146,184)	-	(146,184)
Transfer of retained earnings to reserves	-	206,979	-	-		-	-	(206,979)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	(252,740)	(252,740)	-	(252,740)
Subtotal	-	206,979	-	-	-	-	598,136	(517,447)	-	(88,456)	199,212	-	199,212
Other comprehensive income	-	-	-	(214,689)	(236,816)	122,948	-	-	-	-	(328,557)	(284)	(328,841)
Result of continuous operations	-	-	-	-	-	-	-	-	842,467	-	842,467	9,961	852,428
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	(214,689)	(236,816)	122,948	-	-	842,467	-	513,910	9,677	523,587
Equity as of December 31, 2021	891,303	2,552,783	(2,224)	(112,993)	(373,581)	132,724	598,136	57,338	842,467	(252,740)	4,333,213	94,360	4,427,573

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Period	Total attributable to shareholders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%

Year 2020 (Shareholders meeting April 2021)	517,447	206,979	310,468	60	188,446,126,794	1.647
Year 2019 (Extraordinary Shareholders meeting November 2020)	552,093	220,838	165,628	30	188,446,126,794	0.879
Year 2019 (Shareholders meeting April 2020)	552,093	220,838	165,628	30	188,446,126,794	0.879

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

		December 31,
		2021	2020	2019
	NOTE	MCh$	MCh$	MCh$
A - CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME FOR THE YEAR		852,428	552,730	621,313
Adjustments for non-cash items included in net income		(1,440,550)	(1,179,767)	(1,119,126)
Depreciation and amortization	33	122,055	109,426	106,092
Impairment of property, plant, and equipment	33	-	638	2,726
Provision for loan losses	30	368,082	553,190	406,024
Mark to market of trading investments		(18,031)	43,609	39,997
Income from investments in associates and other companies	12	(2,383)	(1,388)	(1,146)
Net gain on sale of assets received in lieu of payment	34	(5,479)	(5,934)	(5,613)
Provision on assets received in lieu of payment	34	349	1,456	1,809
Loss on sale of associate		-	20	126
Net gain on sale of property, plant and equipment	34	(673)	(865)	(2,456)
Net interest income	26	(1,811,351)	(1,593,848)	(1,416,964)
Net fee and commission income	27	(332,751)	(267,278)	(287,086)
Changes in deferred taxes	15	226,810	(28,465)	37,432
Other non-cash items		12,822	9,672	(67)
(Increase)/ decrease in operating assets and liabilities		942	192,956	2,353,399
(Increase)/decrease of loans and accounts receivables from customers, net		(2,244,100)	(1,673,357)	(2,449,954)
(Increase)/decrease of financial investments		(2,960,906)	(3,015,784)	(1,809,112)
Decrease/ (increase) of interbank loans		18,502	(4,078)	232
Decrease/(increase) of assets received or awarded in lieu of payment		4,822	8,289	(1,743)
Increase/(decrease) of debits in customers checking accounts		3,042,985	3,249,540	1,298,976
(Decrease)/increase of time deposits and other time liabilities		(450,736)	(2,611,026)	124,998
(Decrease)/increase of obligations with domestic banks		(215,876)	(54,518)	271,620
Increase/(decrease) of other demand liabilities or time obligations		190,050	842,080	257,039
Increase/(decrease) of obligations with foreign banks		2,061,681	(1,095,961)	459,572
Increase/(decrease) increase of obligations with Central Bank of Chile		652,179	4,959,260	-
(Decrease)/increase of obligations under repurchase agreements		(883,174)	589,753	331,510
(Decrease)/increase in other financial liabilities		(1,411)	(42,040)	10,958
(Decrease)/increase of other assets and liabilities		(2,528,297)	(1,850,030)	989,451
Redemption of letters of credit		(4,835)	(6,188)	(6,988)
Senior bond issuances		1,471,106	1,227,166	1,893,552
Redemption of mortgage bonds and payments of interest		(289,173)	(6,312)	(6,109)
Redemption of senior bonds and payments of interest		(6,483)	(2,571,384)	(714,783)
Interest received		2,921,097	2,232,327	2,321,381
Interest paid		(1,109,746)	(638,479)	(904,417)
Dividends received from investments in other companies	12	506	508	130
Fees and commissions received	27	578,604	451,162	498,658
Fees and commissions paid	27	(245,853)	(183,884)	(211,572)
Total cash flow (used in) provided by operating activities		(587,180)	(819,993)	1,855,586

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

		December 31,
		2021	2020	2019
	NOTE	MCh$	MCh$	MCh$
B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	14	(57,995)	(50,613)	(57,390)
Sales of property, plant, and equipment	14	2,498	15,678	8,666
Sales of investments in associates		-	-	1,930
Purchases of investments in associates	12	(7,499)	-	(62,136)
Purchases of intangible assets	13	(28,774)	(35,170)	(32,860)
Total cash flow used in investment activities		(91,770)	(70,105)	(141,790)
C - CASH FLOW FROM FINANCING ACTIVITIES:
Dividends paid		(310,468)	(331,255)	(355,141)
Placement of subordinated bond		-	475,390	-
Placement of perpetual bond		595,175	-	-
Lease obligations paid		(46,046)	(42,045)	(30,145)
Total cash flow used in financing activities		238,661	102,090	(385,286)
D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		(440,289)	(788,008)	1,328,510
E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		437,564	(28,706)	126,669
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,984,620	3,711,334	2,256,155

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	2,891,895	2,984,620	3,711,334

Reconciliation of provisions for the Consolidated Statements of Cash Flow for the year ended		December 31,
		2021	2020	2019
		MCh$	MCh$	MCh$

Provision for loan losses for cash flow purposes	30	368,082	553,190	406,024
Recovery of loans previously charged off	30	(76,999)	(74,926)	(82,713)
Provision for loan losses – net		291,083	478,264	323,311

			Changes not related to cash flows
Reconciliation of liabilities that arise from financing activities	12.31.2020	Cash Flow	Acquisition	Foreign currency exchange	UF Inflation effect	Fair value changes	12.31.2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subordinated bonds	1,357,539	-	-	-	104,098	-	1,461,637
Perpetual bond	-	595,175	-	(2,707)	-	-	592,468
Paid dividend	-	(310,468)	-	-	-	-	(310,468)
Lease obligations	149,585	(46,046)	-	-	36,256	-	139,795
Total liabilities related to financing activities	1,507,124	238,661	-	(2,707)	140,354	-	1,883,432

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander-Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander-Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander-Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management brokering, and investment banking. Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2021 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. Banco Santander Spain, through its subsidiaries, has control over 67.18% of the Bank’s shares.

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

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF is equaled to Ch$30,991.74 as of December 31, 2021 and Ch$29,070.33 as of December 31, 2020. In 2021, UF inflation was 6.6% compared to 2.7% in 2020. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

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

b)	Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019, incorporate the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

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
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i. Entities controlled by the Bank through participation in equity

			Percent ownership share As of December 31,
		Place of	2021			2020			2019
Name of the	Main	Incorporation	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Subsidiary	Activity	and operation	%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada (1)	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A. (2)	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10	50.10	-	50.10
Santander Consumer Chile S.A. (3)	Financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A. (4)	Card operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.0	-	-	-

The detail of non-controlling participation on all the remaining subsidiaries can be seen in Note 24– Non-controlling interest.

(1)	On December 18, 2019, Santander Agente de Valores Limitada changed its business name to Santander Asesorías Financieras Limitada and the company’s object, start offering financial advice.
(2)	On October 19, 2019 Klare Corredora de Seguros S.A. was created as a digital insurance brokerage and supporting banking business company and thus is subject to banking regulations. The Banks owns the 50.10% of the company’s capital share.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

ii. Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10 “Consolidated Financial Statements” (IFRS 10):

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Bansa Santander S.A. (financing revolving inventory lines to automotive dealers) (1)
-	Multiplica SpA (Development card incentive programs) (2)

(1)	Since December 2019, Bansa Santander S.A.(“Bansa”) modified it activity to financing revolving inventory lines to automotive dealers. Accordingly, Consumer has started to guide relevant activities of Bansa, and therefore it has begun to consolidate.

(2)	On October 4, 2019 Multiplica Spa was created as a supporting banking business company. In accordance with IFRS 10, the Bank controls the entity, since the relevant activities are addressed by the Bank, and the Bank is exposed, or has rights, to variable returns from its involvement with the investee.

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

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

		Place of	Percentage of ownership share
		Incorporation	As of December 31,
		and	2021	2020	2019
Associates	Main activity	operation	%	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	-	-
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	-	-
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A. (*)	Credit card processor	Santiago, Chile	-	-	-
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

(*)	The Bank sold the investments in Nexus on December 31, 2020. See Note N°39.

The Bank has re-evaluated the classification of Redbanc and Transbank, due to elapsed time since those companies were classified as held-for-sale, and the fact that it was not possible to find buyers, due to the economic effects of the COVID-19 pandemic and specifically the current Chilean economic situation. Thus, the Bank has reclassified those investments as Investments in associates and accounted using the equity method.

In the case of Cámara Compensación de Pagos Alto Valor S.A., Banco Santander-Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

The Bank performs transactions in foreign currencies, mainly in U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank and its subsidiaries are translated to Chilean pesos at the representative market exchange rate of the month for the reported period; the rate used was Ch$854,48 as of December 31, 2021 (Ch$712.47 per US$1 as of December 31, 2020).

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

In accordance to the above mentioned, financial instruments are assigned to portfolios which represent specific business models. Each portfolio has its proper business objective and seek to face liquidity risk, inflation and interest rate risk effectively.

Due to exceptional changes arose in the liquidity market, changes that we expect to face in the short and middle term, the Bank is requiring to maintain certain collaterals with 2024-2026 maturity to guarantee a loan program led by the Chilean Central Bank (“FCIC”), and also is required to establishing greater Technical Reserves due to increase in currents accounts, time deposits and other on demand deposits from our clients. For this reason, the Bank has to create a new business model “Held-to-collect” whose objective is to manage properly the prevailing high level of liquidity, where additionally the Bank has the intention and the ability to hold them until maturity.

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

II. Measurement of financial instruments

i) Initial measurement

On initial recognition, financial assets and financial liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments not at fair value through profit or loss are directly attributable to the acquisition or issue of the financial asset or financial liability.

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

The nominal contractual loan value, when the loan agreed to be provided is on market terms, is not recorded in the statements of financial position. The related ECL allowances are disclosed in Note 23.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

V. Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of December 31, 2021 and 2020 the Bank does not have balance offsetting of financial instruments.

h)	Derivatives and hedging activities

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

i)	Fair value measurement

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
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The main techniques used as of December 31, 2021 and 2020 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

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

j)	Recognizing income and expenses

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

Under IFRS 15, the Bank recognises revenue when (or as) satisfied a performance obligation by transferring a service (i.e. an asset) to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third-parties.

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Fees and commissions for intermediation and management of securities: includes income from brokerage, placements, administration and securities’ custody services.
-	Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.
-	Other fees and commissions: include income arising from currency changes, financial advisory, cashier check issuance, placement of financial products and online banking services.

The main expenses arising from commissions, fees and similar items correspond to:

-	Compensation for card operation: includes commission expenses for credit and debit card operations related to income commissions card services.
-	Fees and commissions for securities transactions: includes commissions expense for deposits, securities custody service and securities’ brokerage.
-	Other fees and commissions: include mainly expenses generated from online services.

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
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

m)	Leasing

As of January 1, 2019, the Bank started to apply IFRS 16 “Leases”, using the modified retrospective method.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

At the beginning, the right-of-use asset is equal to the lease liability and is calculated as the present value of the lease payments discounted using the incremental interest rate at the commencement date, considering the lease term of each contract. The average incremental interest rate as of December 31, 2021 is 1.45%. After initial recognition, the right-of-use is subsequently depreciated using the straight-line method in accordance with the lease term of the contract, and the lease liability is amortized in accordance with the effective interest method. Financial interest is accounted as interest expense, and depreciation as depreciation expense in each period.

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

The Bank has not entered into lease agreements with residual value guarantee or variable lease payments.

In applying IFRS 16, the Bank has used the following practical expedients permitted by the standard:

●	accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases.
●	excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application.

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
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

c. Third party financing

The Bank recognizes the loans with third parties under “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

p)	Expected credit losses allowance – under IFRS 9

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

The Bank evaluates the clients within the corporate commercial loan portfolio, by preparing individual credit proposals, verifying debt servicing capacity (projected cash flow), client’s financial history and projections for economic sector. All proposal includes analysis of the client, rating and recommendation. For corporations, the evaluation includes subsidiaries and affiliates. Smaller commercial loans, mortgage loans and consumer loans are grouped into homogeneous portfolios, based on a combination of internal and external characteristics.

The Bank has defined default on the following basis:

●	corporate: when exposure is more than 89 days past due, it has been restructured, it is in judicial collection, it has been write-off, drag effect define as the entire outstanding amount on any loan which is 89 days or more past due.
●	Smaller commercial, mortgage- and consumer loans: when exposure is more than 89 days past due, it has been restructured, or has been identified as impaired by an internal risk committee).

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

The Bank, at the end of each reporting period, evaluated whether financial instrument’s credit risk has significantly increased since initial recognition or whether an asset is considered to be credit-impaired, and consequently classified the financial instrument in the respective stage:

●	Stage 1: When loans are first recognized, the Bank recognizes an allowance based on 12 months ECL. Stage 1 loans also include facilities where the credit risk has improved, and the loan has been returned to Stage 1.
●	Stage 2: When a loan has shown a significant increase in credit risk since origination, the Bank records an allowance for the lifetime ECL. Stage loans also include facilities, where the credit risk has improved, and the loan has been returned to stage 2.

●	Stage 3: Loans considered credit impaired. The Bank records an allowance for the lifetime ECL, setting the PD at 100%.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Credit risk assessment and forward-looking information (including macro-economic factors), includes quantitative and qualitative information based on the Bank’s historical experience, some examples are:

a.	Financial or economic conditions that are expected to cause a significant change in the borrower’s ability to meet its debt obligations.
b.	An actual or expected internal credit rating downgrade for the borrower or decrease in behavioral scoring.
c.	An actual or expected significant change in the operating results of the borrower.
d.	Significant increases in credit risk on other financial instruments of the same borrower.
e.	Significant changes in the value of the collateral supporting the obligation or in the quality of third-party guarantees or credit enhancements.
f.	Reductions in financial support from a parent entity or other affiliate.
g.	Expected changes in the loan documentation including an expected breach of contract that may lead to covenant waivers or amendments, interest payment holidays, interest rate step-ups, requiring additional collateral or guarantees, or other changes to the contractual framework of the instrument.

The Bank has considered that if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial credit recognition but is not an absolute indicator. The bank did not rebut the backstop presumption of IFRS 9 relating to SICR or default.

i.	Expected credit loss measurement (ECL)

The Bank calculates the ECL allowance mainly through IFRS 9 models and using cash flow discounted methodology.

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.

The Bank considered a multi-factor analysis to perform credit risk analysis. The type of portfolio or transactions, industry, collaterals and monitoring basis (corporate or smaller commercial, mortgage and consumer loans).

The Bank divides its portfolio as:

i.	Commercial loans,
ii.	Mortgage loans,
iii.	Consumer loans, and
iv.	Contingent loans

ECL allowance calculated on an Individual basis:

For financial assets in the corporate portfolio that are (a) credit-impaired at the reporting date (classified in stage 3 with a PD equal to 100%), and (b) is individually significant, the Bank calculates allowance for expected credit losses on an individual basis by using a "Cash flow discounted Methodology". In this instance, the Bank measures the expected credit losses as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Any adjustment is recognized in profit or loss as an impairment gain or loss.

ECL allowance calculated on a collective basis:

Commercial loans (except for those described within the "ECL allowance calculated on an Individual basis" description aforementioned), mortgage loans and consumer loans are grouped and assessed on a collective basis by using a credit loss allowance model. The estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect the changes in credit risk and the development of assumptions related to the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors.

Contingent loans

The Bank has entered into various irrevocable loan commitments and contingent liabilities. Even though these obligations may not be recognized on the statements of financial position, they contain credit risk and, therefore, form part of the overall risk of the Bank.

When the Bank estimates the ECL for contingent loans, it estimates the expected portion of the loan commitment that will be drawn down over its expected life.

ii.	Forward looking information

The ECL model includes a broad range of forward-looking information as economic inputs, such as:

●	GDO growth
●	Unemployment rates
●	Central Banks interest rates
●	Real estate prices

iii.	Modifications of financial assets

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

iv.	Collateral

The Banks seeks to use collateral to mitigate its credit risks on financial assets, where possible. Types of collateral are: cash, securities, letters of credit, real estate and inventories. The Bank’s accounting policy for collateral assigned to it through its lending arrangements under IFRS 9 is the same is it was under IAS 39. Collateral, unless repossessed, is not recorded on the Bank’s statements of financial position. However, the fair value of collateral affects the calculation of ECLs. The main collateral associated to mortgage loans are real estate, which are valued based on data provided by specialized third parties.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The estimation of ECL reflects the cash flows expected from collateral and other credit enhancement that are part of the contractual terms of the financial instruments.

According to the Bank’s policy when an asset is repossessed, the assets are transferred to assets held for sale at their fair value less cost to sell as non-financial assets at the repossession date.

v.	Write-offs

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

Loan and accounts receivable write-offs are recorded for overdue and current installments based on the time periods expired since reaching overdue status, as described below:

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

vi.	COVID-19 support measures

The COVID-19 pandemic has had a major impact on Chile and global economies. As a result, the Chilean government announced a series of measures to support lending. The largest measure was to provide additional funds to the Guarantee Fund for Small Companies (Fogape), a state fund that guarantees loans, leases and other credits provided to small businesses, extending Fogape’s coverage to companies with annual sales of up to UF 1 million and further amended the rules to encourage that banks provide lending to small businesses. Under this Fogape, domestic banks, including us, provided loans with preferential interest rates equal to the MPR plus 3% and terms of up to 48 months to eligible companies (“Fogape loans”). Such loans had a 6-month grace period before repayment is due. In addition, companies that received loans guaranteed by Fogape, were also entitled to a payment holiday for all other outstanding loans for a period of 6 months. In February 2021, the government approved the FOGAPE 2.0 – or FOGAPE Reactiva - program. The maximum rate was set at a monthly rate of TPM (overnight rate) plus 0.6%, implying an annual rate of 7.2%. The focus was to provide loans for SMEs investments and not only for working capital needs. These loans can be granted until December 31, 2021.

In 2020, the Bank in accordance with CMF’s instruction to facilitate access to credit for companies and household, provided payment holiday terms of up to three months to mortgage customers with no more 30 days past due. This was extended by a further three months for customers in need. For consumer loans, the Bank granted benefits such as a 3-month grace period to start paying, increases in terms, decreases in installments, and had even opted for lower market rates existing in 2020.

Customers who requested COVID-19 relief, including payment holidays, were not the subject of any wider SICR triggers, and did not have to be moved to Stage 2 for a lifetime ECL assessment unless they had other triggered SICR criteria. Additionally, payment holidays did not cause that such loans to become past due and therefore did not trigger a Stage 2 or Stage 3 lifetime ECL assessment.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The assessment of SICRs and the measurement of ECLs are required to be based on reasonable and supportable information that is available to an entity without undue cost or effort. The Bank has developed estimates based on the best available information about past events, current conditions and forecasts of economic conditions. During 2021, due to the continuing uncertainties caused by the new variants of COVID-19 virus and according to our corporate guidelines, our management has decided not to modify the thresholds for SICR. However, in assessing forecast conditions, the Bank has updated the macro economical forward-looking information and scenarios in 2021, increasing the ECL allowance in 2021 and releasing the overlay provision established at the end of 2020. See Note N°38, Risk management.

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

s)	Use of estimates

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
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

These estimates, made on the basis of the best available information, mainly refer to:

-	Allowances for loan losses
-	Impairment losses of certain assets
-	The useful lives of tangible and intangible assets
-	The fair value of assets and liabilities
-	Commitments and contingencies
-	Current and deferred taxes

t)	Non-current assets held for sale (in “Other Assets”)

As of December 31, 2021 the Bank reclassified its investments on Redbanc and Transbank from Investments held-for-sale to Investments in associates, due to the lack of potential buyers as a result of the ongoing effects caused by COVID-19 pandemic, in Chile and abroad.

The requirements established in IFRS 5 to classify assets (or disposal group) as held for sale are the following:

●	the assets are available for immediate sale in its present conditions and its sale must be highly probable.
●	for the sale to be highly probable, the appropriate level of management is committed to a plan to sell the asset, and an active program to locate a buyer and complete the plan.
●	additionally, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

An entity shall measure a non-current asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less sale costs.

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

At least once a year, the Bank performs the necessary analysis to update the “cost to sale” of assets received or awarded in lieu of payments. According to the Bank’s survey, as of December 31, 2021 the average cost to sale was estimated at 4.0% of the appraisal value (3.2% as of December 31, 2020).

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

As of December 31, 2021, 2020 and 2019 the Bank did not have any instruments that generated dilution.

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

As of December 31, 2021, 2020 and 2019 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provision for mandatory dividends” line of the Consolidated Statements of Changes in Equity with offset to Provisions.

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
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

The objectives of the Phase 2 amendments are to support companies when changes to contractual cash flow or hedging relationship are made and helping companies to provide investors with useful information.

The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

The amendments in this final phase relate to:

●	changes to contractual cash flows—a company will not have to derecognize or adjust the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;
●	hedge accounting—a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

●	disclosures—a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

These amendments are effective for annual reporting periods beginning on or after January 1, 2021, with early adoption permitted. The Bank has already implemented this standard, since it has been working since 2019 in a “transition program”, under the defined road map, the Bank has identified impacted clients and areas, risks to which the Bank is exposed, determined working teams and has involved senior management in a strong governance plan and, additionally has established action´s plans for each impacted risk and impacted areas, which allow us face the challenges related to RFR elimination. See Note 38.

2.	New and revised IFRS issued but not effective

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them, which were not mandatory as of December 31, 2021. Although in some cases the early application is permitted by the IASB, the Bank has not taken that option.

Amendments to IFRS 10 and IAS 28 - Sale or Contributions of Assets between an Investor and its Associate or Joint Venture. Issued on September 11, 2014, the IASB has published ’Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)’. The amendments address a conflict between the requirements of IAS 28 ‘Investments in Associates and Joint Ventures’ and IFRS 10 ‘Consolidated Financial Statements’ and clarifies the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

●	requires full recognition in the investor’s financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations); and
●	requires the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

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

Amendments to IAS 1 - Classification of liabilities as current or non-current. Issued on January 23, 2020, this amendment to provides a general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments affect only the presentation of liabilities in the statement of financial position — not the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items. The Amendments:

●	clarify that the classification of liabilities should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability;
●	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and
●	make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. The Bank’s management is evaluating the potential impact of these standards on the consolidated financial statements of the Bank.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Annual Improvements to IFRS Standards 2018–2020. Issued on May 15, 2020, the pronouncement contains amendments to four International Financial Reporting Standards (IFRSs) as result of the IASB’s annual improvements project:

1.	IFRS 1 First-time Adoption of International Financial Reporting Standards. Subsidiary as a first-time adopter. The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs.
2.	IFRS 9 Financial Instruments. Fees in the ’10 per cent’ test for derecognition of financial liabilities. The amendment clarifies which fees an entity includes when it applies the ’10 per cent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.
3.	IFRS 16 Leases. Lease incentives. The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.
4.	IAS 41 Agriculture. Taxation in fair value measurements. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13.

The amendments to IFRS 1, IFRS 9, and IAS 41 are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The amendment to IFRS 16 only regards an illustrative example, so no effective date is stated. The Bank’s management is evaluating the potential impact of these standards.

Amendments to IAS 16 Property, Plant and Equipment — Proceeds before Intended Use. Issued on May 15, 2020, this amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Bank’s management is evaluating the potential impact of these standards.

Amendments to IAS 37 Onerous Contracts — Cost of Fulfilling a Contract. Issued on May 15, 2020, the changes specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The amendments published today are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Bank’s management is evaluating the potential impact of these standards.

Amendments to IFRS 3 - Reference to the Conceptual Framework. Issued on May 15, 2020, the changes include:

●	update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework;
●	add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 (instead of the Conceptual Framework) to identify the liabilities it has assumed in a business combination; and
●	add to IFRS 3 an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier. The Bank’s management is evaluating the potential impact of these standards.

Amendments to IAS 8 - Definition of Accounting estimates. Issued on February 12, 2021, these amendments help entities to distinguish between accounting policies and accounting estimates. The changes to IAS 8 focus entirely on accounting estimates and clarify the following:

●	The definition of a change in accounting estimates is replaced with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

●	Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty.
●	The Board clarifies that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.
●	A change in an accounting estimate may affect only the current period’s profit or loss, or the profit or loss of both the current period and future periods. The effect of the change relating to the current period is recognised as income or expense in the current period. The effect, if any, on future periods is recognised as income or expense in those future periods.

The amendments are effective for annual periods beginning on or after 1 January 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted. The Bank’s management is evaluating the potential impact of these standards.

Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies. Issued on February 12, 2021, these amendments intended to help preparers in deciding which accounting policies to disclose in their financial statements. Disclosure of Accounting Policies amends IAS 1 in the following ways:

-	An entity is now required to disclose its material accounting policy information instead of its significant accounting policies;
-	several paragraphs are added to explain how an entity can identify material accounting policy information and to give examples of when accounting policy information is likely to be material;
-	the amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial; the amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements; and
-	the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information.

In addition, IFRS Practice Statement 2 has been amended by adding guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ to accounting policy information in order to support the amendments to IAS 1.

The amendments are applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once the entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Bank’s management is evaluating the potential impact of these standards.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). Issued on May 7, 2021, to clarify how companies account for deferred tax on transactions such as leases (when a lessee recognises an asset and a liability at the lease commencement) and decommissioning obligations (when an entity recognises a liability and includes the decommissioning costs in the cost of the item of property, plant and equipment).

The main change in Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12) is an exemption from the initial recognition exemption provided in IAS 12.15(b) and IAS 12.24. Accordingly, the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. This is also explained in the newly inserted paragraph IAS 12.22A. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted. The Bank’s management is evaluating the potential impact of these standards.

Initial Application of IFRS 17 and IFRS 9—Comparative Information. Issued on December 9, 2021, the main amendment is a narrow-scope amendment to the transition requirements of IFRS 17 for entities that first apply IFRS 17 and IFRS 9 at the same time. The amendment regards financial assets for which comparative information is presented on initial application of IFRS 17 and IFRS 9, but where this information has not been restated for IFRS 9. Under the amendment, an entity is permitted to present comparative information about a financial asset as if the classification and measurement requirements of IFRS 9 had been applied to that financial asset before. The option is available on an instrument-by-instrument basis. In applying the classification overlay to a financial asset, an entity is not required to apply the impairment requirements of IFRS 9. There are no changes to the transition requirements in IFRS 9. The Bank’s management is evaluating the potential impact of these standards.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 02

SIGNIFICANT EVENTS

As of December 31, 2021, the following significant events have occurred and affected the Bank’s operation and Consolidated Financial Statements.

a)	The Board

On March 30, 2021, in an extraordinary session of the Board of Directors, it was agreed to summon an Ordinary Shareholders Meeting scheduled for April 29, 2021 with the intention to propose a new distribution of profits and payment of dividends equivalent to 60% of the retained earnings as of December 31, 2020 equivalent to $ 1.64751729 per share and to propose that the remaining 40% of the profits for the fiscal year to be destined to increase the Bank’s reserves.

b)	Shareholders’ meeting

At the Ordinary Shareholders’ Meeting of Banco Santander-Chile held on April 29, 2021, along with the approval of the Consolidated Financial Statements for 2020, the shareholders agreed to distribute 60% of the net profits for the year (“Profit attributable to equity holders of the Bank”), which amounted to $517,447 million. Those profits represent a dividend of $1.64751729 Chilean pesos for each share. Likewise, the Board approved that the remaining 40% of the profits will increase the Bank’s reserves.

Nomination of external auditors: the members approved PricewaterhouseCoopers Consultores Auditores SpA as external auditors for the 2021 financial year.

c)	Laws and Standards

Chilean Central Bank

The Central Bank of Chile announced on January 27, 2021, the beginning of a third phase of its FCIC program (FCIC3). This new phase is aimed at: (i) completing the engaged execution of this monetary policy instrument, and (ii) deepening and extending commercial loans due to the extension of the sanitary emergency and the requirement to support the country’s economic reactivation process, answering to current financial requirements of the companies, complementing the recently issued Fogape-Reactiva program. FCIC 3 became effective on March 1, 2021 with a limit of US$ 2 billion per bank.

Ministry of Finance

The Fogape Reactiva program is a new economic support measure that includes financing for working capital, investment and refinancing for SMEs until December 31, 2021.

Others

On April 13, 2021, Law No. 21,314 was published in the Official Gazette, which, among other matters, establishes new transparency requirements and reinforces the responsibilities of market agents. The law requires that companies that issue public offering securities must publish, at least 30 days in advance, the date of issuance of the next financial statements, whether annual or quarterly. The Bank fulfills this requirement by posting an advance notice on its website.

d)	Subsidiaries

On January 7, 2021, at the Extraordinary Shareholders’ Meeting of Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., the shareholders resolved to pay the subscribed and unpaid entirety equity, for an amount of Ch$ 3,727 million. Santander Asesorias Financieras, made its payment in cash for an amount of Ch$ 800 thousand. Banco Santander-Chile made its payment in cash for an amount of Ch$ 38 million and also contributing assets valued at Ch$ 3,689 million.

On January 29, 2021, by Resolution N°704, the Council of the Financial Market Commission, approved the authorization of operation required by Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. to operate as a bank support company and its registration in the Payment Card Operators record of this Institution.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 02

SIGNIFICANT EVENTS, continued

On March 22, 2021, Getnet, through an Extraordinary Shareholders’ Meeting, agreed to modify the company’s bylaws with regard to the number of Directors, increasing the number from 3 to 5.

e)	Bonds issued at December 31, 2021

f.1 Senior bonds

As of December 31, 2021 the Bank has issued senior bonds for an amount of USD 193,000,000, JPY 22,000,000,00 and CHF150,000,000. The debt issuance information is included in Note 18.

Series	Currency	Term (annual)	Issuance rate (annual)	Issuance date	Amount	Maturity date
USD Bonds	USD	2 years and 10 months	0.71%	02-25-2021	50,000,000	12-28-2023
USD Bonds	USD	2 years and 11 months	0.72%	02-26-2021	100,000,000	01-26-2024
USD Bonds	USD	7 years	2.05%	06-09-2020	27,000,000	06-09-2028
USD Bonds	USD	5 years	1.64%	07-15-2021	16,000,000	07-15-2026
USD Bonds	USD	10 years	3.18%	10-21-2021	500,000,000	10-26-2031
Total	USD				693,000,000
Bonds	JPY	5 years	0.35%	05-13-2021	10,000,000,000	05-13-2026
Bonds	JPY	4 years	0.40%	07-12-2021	2,000,000,000	07-22-2025
Bonds	JPY	4 years	0.42%	07-13-2021	10,000,000,000	07-28-2025
Bonds	JPY	4 years and 5 months	0.48%	11-08-2021	3,000,000,000	05-18-2026
Total	JPY				22,000,000,000
CHF Bonds	CHF	6 years	0.33%	06-22-2021	150,000,000	06-27-2027
Total	CHF				150,000,000

f)	Others

At the Ordinary meeting held on June 22, 2021, the Board of Directors of the Bank agreed to participate in the capital increase of Transbank S.A. Thus, the Bank made a capital contribution for Ch$2,500 million on July 2021 and for Ch$4,999 million on September 2021.

On July 15, 2021, the Bank sold its equity stake in Banco Latinoamericano de Comercio Exterior (Bladex), whose book value was $136 million.

On October 21, 2021, Banco Santander Chile issued a perpetual bond in foreign markets, which contributed to satisfy our level 1 capital requirement (AT1). This perpetual bond was acquired by a related company for an amount of USD700.000.000 at a 4.625% interest rate. See note 24 f).

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 03

REPORTING SEGMENTS, continued

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

Below are the tables showing the Bank’s results by reporting segment for the years ended December 31, 2021, 2020 and 2019 in addition to the corresponding balances of loans and accounts receivable from customers:

			For the year ended December 31, 2021
	Loans and accounts receivable at amortized cost (1)	Demand deposits and time deposits	Net interest income	Net fee and commission income	Financial transactions, net (2)	Expected credit losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	25,784,719	14,779,739	1,044,730	262,265	33,455	(226,590)	(616,287)	497,573
Middle-market	8,511,500	6,232,188	334,768	43,903	11,133	(48,578)	(94,721)	246,505
CIB	2,154,325	6,010,150	97,817	33,256	111,504	(15,115)	(77,051)	150,411
Other	78,518	1,009,916	334,036	(6,673)	(37,065)	(800)	(11,805)	277,693
Total	36,529,062	28,031,993	1,811,351	332,751	119,028	(291,083)	(799,864)	1,172,183

Other operating income	11,646
Other operating expenses and impairment	(105,886)
Income from investments in associates and other companies	(663)
Income tax expense	(221,854)
Result of continuing operations	855,426
Result of discontinued operations	-
Net income for the year	855,426

(1)	Corresponds to loans and accounts receivable at amortized cost under IFRS 9, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 03

REPORTING SEGMENTS, continued

			For the year ended December 31, 2020
	Loans and accounts receivable at amortized cost (1)	Demand deposits and time deposits	Net interest income	Net fee and commission income	Financial transactions, net (2)	Expected credit losses	Support expenses (3)	Segment’s net contribution
	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	24,279,248	12,018,691	1,049,543	213,431	28,577	(317,050)	(596,464)	378,038
Middle-market	8,136,402	5,588,657	346,225	38,335	21,859	(109,999)	(91,132)	205,287
CIB	1,635,217	5,051,538	114,229	23,180	82,303	(51,097)	(72,715)	95,900
Other	289,026	2,483,798	83,851	(7,668)	17,058	(118)	(8,235)	84,888
Total	34,339,893	25,142,684	1,593,848	267,278	149,797	(478,264)	(768,546)	764,113

Other operating income	8,206
Other operating expenses and impairment	(78,444)
Income from investments in associates and other companies	1,388
Income tax expense	(142,533)
Result of continuing operations	552,730
Result of discontinued operations	-
Net income for the year	552,730

(1)	Corresponds to loans and accounts receivable at amortized cost under IFRS 9, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 03

REPORTING SEGMENTS, continued

			For the year ended December 31, 2019
	Loans and accounts receivable at amortized cost (1)	Demand deposits and time deposits	Net interest income	Net fee and commission income	Financial transactions, net (2)	Expected credit losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	22,926,377	9,450,763	960,361	230,627	28,426	(279,969)	(575,511)	363,934
Middle-market	8,093,496	4,707,686	298,587	38,712	13,535	(38,746)	(97,054)	215,034
CIB	1,603,633	6,298,087	98,154	29,103	94,761	223	(65,343)	156,898
Other	48,009	3,033,713	59,862	(11,356)	64,970	(4,819)	(11,953)	96,704
Total	32,671,515	23,490,249	1,416,964	287,086	201,692	(323,311)	(749,861)	832,570

Other operating income	13,001
Other operating expenses and impairment	(52,029)
Income from investments in associates and other companies	1,146
Income tax expense	(175,074)
Result of continuing operations	619,614
Result of discontinued operations	1,699
Net income for the year	621,313

(1)	Corresponds to loans and accounts receivable at amortized cost under IFRS 9, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 04

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Cash and deposits in banks
Cash	883,322	665,397
Deposits at the Central Bank of Chile	673,396	1,313,394
Deposits in local banks	30,265	1,571
Deposits in banks abroad	1,294,575	822,926
Subtotals – Cash and deposits in banks	2,881,558	2,803,288

Net cash items in process of collection	10,337	91,332

Cash and cash equivalents	2,891,895	2,894,620

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

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions were as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	122,474	137,396
Funds receivable	267,797	315,567
Subtotal	390,271	452,963
Liabilities
Funds payable	379,934	361,631
Subtotal	379,934	361,631

Cash in process of collection, net	10,337	91,332

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 05

FINANCIAL ASSETS HELD FOR TRADING

The detail of instruments deemed as financial trading investments is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	713	419
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	67,936	131,827
Subtotal	68,649	132,246

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	-	-
Chilean corporate bonds	4,698	1,472
Other Chilean securities	-	-
Subtotal	4,698	1,472

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal		-

Investments in mutual funds
Funds managed by related entities	-	-
Funds managed by others	-	-
Subtotal	-	-

Total	73,347	133,718

As of December 31, 2021 and 2020, there were no trading investments sold under contracts to resell to clients or financial institutions.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	As of December 31, 2021 and 2020, the Bank does not have investment under resale agreements.

b)	Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2021 and 2020, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2021				2020
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities from Chilean Government and the Chilean Central Bank:
Chilean Central Bank Bonds	-	-	-	-	-	-	-	-
Chilean Central Bank Notes	76,725	-	-	76,725	461.961	-	-	461.961
Other securities from the Government and the Chilean Central Bank	9,829	-	-	9,829	507.448	-	-	507.448
Subtotal	86,554	-	-	86,554	969.409	-	-	969.409
Instruments from other domestic institutions:
Time deposits in Chilean financial institutions	80	-	-	80	399	-	-	399
Subtotal	80	-	-	80	399	-	-	399
Instruments from other foreign institutions:
Securities from Government or foreign Central Banks	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	86,634	-	-	86,634	969,808	-	-	969,808

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

c)	Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2021 and 2020, valued at fair value:

	As of December 31,
	2021			2020
	Debt instruments at FVOCI	Financial assets held for trading	Total	Debt instruments at FVOCI	Financial assets held for trading	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	-	-	-	-	-	-
Chilean Central Bank Notes	76,786	-	76,786	461,965	-	461,965
Other securities from the Government and the Chilean Central Bank	9,877	-	9,877	507,543	-	507,543
Subtotal	86,663	-	86,663	969,508	-	969,508
Other Chilean securities:
Time deposits in Chilean financial institutions	80	-	80	399	-	399
Subtotal	80	-	80	399	-	399
Instruments from other foreign institutions:
Securities from Government or foreign Central Banks	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-

Total	86,743	-	86,743	969,907		969,907

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2021 and 2020 the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2021
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Interest rate swaps	210,000	87,817	8,505,400	8,803,217	22,933	587,702
Cross currency swaps	338,475	3,056,063	5,026,463	8,421,001	493,175	118,199
Subtotal	548,475	3,143,880	13,531,863	17,224,218	516,108	705,901

Cash flow hedge derivatives
Currency forwards	359,062	920,278	-	1,279,340	3,497	1,590
Cross currency swaps	456,684	1,033,671	11,469,640	12,959,995	109,531	656,719
Subtotal	815,746	1,953,949	11,469,640	14,239,335	113,028	658,309

Trading derivatives
Currency forwards	20,194,866	12,383,299	11,511,386	44,089,551	1,088,194	1,199,062
Interest rate swaps	13,982,685	25,156,483	104,333,279	143,472,447	3,009,922	2,997,634
Cross currency swaps	4,920,123	14,514,848	164,061,282	183,496,253	5,392,946	5,308,260
Call currency options	37,321	45,852	427	83,600	3,232	1,137
Put currency options	35,482	174,910	-	210,392	177	892
Others	-	-	504,000	504,000	-	46
Subtotal	39,170,477	52,275,392	280,410,374	371,856,243	9,494,471	9,507,031

Total	40,534,698	57,373,221	305,411,877	403,319,796	10,123,607	10,871,241

	As of December 31, 2020
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Interest rate swaps	50,000	410,687	5,064,113	5,524,800	33,816	83,666
Cross currency swaps	317,400	601,987	5,634,700	6,554,087	294,562	178,529
Subtotal	367,400	1,012,674	10,698,813	12,078,887	328,378	262,195

Cash flow hedge derivatives
Currency forwards	2,121,326	503,280	601,582	3,226,188	2,985	3,556
Cross currency swaps	424,358	498,373	9,777,491	10,700,222	35,902	183,386
Subtotal	2,545,684	1,001,653	10,379,073	13,926,410	38,887	186,942

Trading derivatives
Currency forwards	22,729,787	12,175,074	8,215,576	43,120,437	1,085,327	1,158,904
Interest rate swaps	14,006,503	22,118,742	97,803,009	133,928,254	3,651,651	3,588,912
Cross currency swaps	6,719,065	15,138,056	138,352,345	160,209,466	3,921,440	3,819,446
Call currency options	129,339	31,641	57,581	218,561	1,527	909
Put currency options	112,145	16,173	58,276	186,594	4,875	1,352
Subtotal	43,696,839	49,479,686	244,486,787	337,663,312	8,664,820	8,569,523

Total	46,609,923	51,494,013	265,564,673	363,668,609	9,032,085	9,018,660

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2021 and 2020, classified by term to maturity:

	As of December 31, 2021
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Debt instruments at FVOCI
Chilean sovereign bonds	12,817	-	71,093	18,371	102,281
Mortgage financing bonds	202	-	-	-	202
US Treasury bonds	-	-	427,240	1,012,559	1,439,799
Chilean Treasury bonds	-	-	73,915	-	73,915
Time deposits and other time liabilities
Time deposits	250,896	-	-	-	250,896
Issued debt instruments
Senior bonds	646,751	1,182,672	2,570,773	1,042,756	5,442,952
Subordinated bonds	-	85,448	-	170,896	256,344
Interbank borrowing
Interbank loans	2,049,044	6,178,000	-	-	8,227,044
Total	2,959,710	7,446,120	3,143,021	2,244,582	15,793,433
Hedging instrument
Cross currency swaps	2,811,893	1,168,120	2,644,687	615,.516	7,240,216
Interest rate swaps	147,817	6,278,000	498,334	1,629,066	8,553,217
Total	2,959,710	7,446,120	3,143,021	2,244,582	15,793,433

	As of December 31, 2020
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Debt instruments at FVOCI
Chilean sovereign bonds	10,687	10,687	138,044	249,440	408,858
Mortgage financing bonds	-	918	-	-	918
US Treasury bonds	-	-	178,118	-	178,118
Time deposits and other time liabilities
Time deposits	58,238	58,217	-	-	116,455
Issued debt instruments
Senior bonds	88,023	801,349	2,112,831	1,220,521	4,222,724
Subordinated bonds	-	-	249,363	142,494	391,857
Interbank borrowing
Chilean Central Bank loans	-	-	3,865,000	-	3,865,000
Total	156,948	871,171	6,543,356	1,612,455	9,183,930
Hedging instrument
Cross currency swaps	96,261	835,484	2,056,864	1,220,521	4,209,130
Interest rate swaps	60,687	35,687	4,486,492	391,934	4,974,800
Total	156,948	871,171	6,543,356	1,612,455	9,183,930

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow micro-hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable interest rate. The inflation risk that arises in some items is covered by both forwards as well as cross currency swaps.

Below is the notional amount of the hedged items as of December 31, 2021 and 2020, and the period when the cash flows will be generated:

	As of December 31, 2021
	Within 1 year	Between 1 and 3 years	Between 3 and 6 Years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable at amortized cost
Mortgage loans	1,818,996	4,364,910	2,660,486	1,532,213	10,376,605
Debt instruments at FVOCI
Chilean Treasury bonds	-	-	532,190	209,411	741,601
Time deposits and other time liabilities
Time deposits	85,448	-	-	-	85,448
Issued debt instruments
Senior bonds (fixed rate)	566,184	738,136	952,084	480,210	2,736,614
Interbank borrowings
Interbank loans	299,067	-	-	-	299,067
Total	2,769,695	5,103,046	4,144,760	2,221,834	14,239,335
Hedging instrument
Cross currency swaps	1,490,355	5,103,046	4,144,760	2,221,834	12,959,995
Currency forwards	1,279,340	-	-	-	1,279,340
Total	2,769,695	5,103,046	4,144,760	2,221,834	14,239,335

	As of December 31, 2020
	Within 1 year	Between 1 and 3 years	Between 3 and 6 Years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable at amortized cost
Mortgage loans	1,926,918	2,520,951	2,761,742	2,084,180	9,293,791
Debt instruments at FVOCI
Chilean sovereign bonds	-	-	42,532	-	42,532
Chilean Treasury bonds	-	175,875	891,791	196,428	1,264,094
Issued debt instruments
Senior bonds (variable rate)	167,430	-	-	-	167,430
Senior bonds (fixed rate)	1,125,253	810,385	643,700	415,865	2,795,203
Interbank borrowings
Interbank loans	327,736	35,624	-	-	363,360
Total	3,547,337	3,342,835	4,339,765	2,696,473	13,926,410
Hedging instrument
Cross currency swaps	922,731	2,741,253	4,339,765	2,696,473	10,700,222
Currency forwards	2,624,606	601,582	-	-	3,226,188
Total	3,547,337	3,342,835	4,339,765	2,696,473	13,926,410

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Below is an estimate of the periods in which cash flows are expected to be produced:

b.1 Forecasted cash flows for interest rate risk:

	As of December 31, 2021
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	63	97	-	-	160
Outflows	(1,015,634)	(274,502)	(215,324)	(51,328)	(1,556,788)
Net flows	(1,015,571)	(274,405)	(215,324)	(51,328)	(1,556,628)

Hedging instrument
Inflows	1,015,634	274,502	215,324	51,328	1,556,788
Outflows (*)	(63)	(97)	-	-	(160)
Net flows	1,015,571	274,405	215,324	51,328	1,556,628

(*)	Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2020
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	18,219	2,284	2,512	-	23,015
Outflows	(90,303)	(123,604)	(104,198)	(83,397)	(401,502)
Net flows	(72,084)	(121,320)	(101,686)	(83,397)	(378,487)

Hedging instrument
Inflows	90,303	123,604	104,198	83,397	401,502
Outflows (*)	(18,219)	(2,284)	(2,512)	-	(23,015)
Net flows	72,084	121,320	101,686	83,397	378,487

(*)	Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2 Forecasted cash flows for inflation risk:

	As of December 31, 2021
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	224,007	756,915	806,621	628,763	2,416,306
Outflows	(47,028)	(40,278)	(67,100)	(43,980)	(198,386)
Net flows	176,979	716,637	739,521	584,783	2,217,920

Hedging instrument
Inflows	47,028	40,278	67,100	43,980	198,386
Outflows	(224,007)	(756.915)	(806,621)	(628,763)	(2,416,306)
Net flows	(176,979)	(716,637)	(739,521)	(584,783)	(2,217,920)

	As of December 31, 2020
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	114,734	257,698	457,046	406,499	1,235,977
Outflows	(32,238)	(19,702)	(55,388)	(26,993)	(134,321)
Net flows	82,496	237,996	401,658	379,506	1,101,656

Hedging instrument
Inflows	32,238	19,702	55,388	26,993	134,321
Outflows	(114,734)	(257,698)	(457,046)	(406,499)	(1,235,977)
Net flows	(82,496)	(237,996)	(401,658)	(379,506)	(1,101,656)

b.3 Forecasted cash flows for exchange rate risk:

As of December 31, 2021 and 2020 the Bank has no forecasted cash flows for exchange rate risk.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

c)	The accumulated effect of the mark to market adjustment of cash flow hedges generated by hedge instruments used in hedged cash flow was recorded in the Consolidated Statements of Changes in Equity, within Other comprehensive income, as of December 31, 2021 and 2020, is as follows:

	As of December 31,
	2021	2020
Hedged item	MCh$	MCh$
Interbank loans	974	(962)
Time deposits and other time liabilities	(8,816)	-
Issued debt instruments	21,701	(6,990)
Debt instruments at FVOCI	(33,509)	(25,833)
Loans and accounts receivable at amortized cost	(353,931)	(102,980)
Total	(373,581)	(136,765)

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that fluctuations of fair value attributable to risk components are almost completely offset.

During the current year, the Bank did not enter into any cash flow hedges relating to forecasted transactions.

d)	The amounts reclassified from other comprehensive income to income for the year related to cash flow hedges are as follows:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$

Bond hedging derivatives	(3,248)	(3,149)	(120)
Interbank loans hedging derivatives	(286)	1	(955)
Mortgage loans hedging derivatives	(22,160)	-	-
Cash flow hedge net gain (loss)	(25,694)	(3,148)	(1,075)

See Note 24 - Equity, letter e), for other comprehensive income reconciliation

e)	Net investment hedges in foreign operations

As of December 31, 2021, and 2020, the Bank does not have any foreign net investment hedges nor hedge accounting.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

f)	Fair value macro-hedges

	Notional amount
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
As of December 31, 2021	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Loans and account receivable at amortized cost
Mortgage loans	582,645	-	-	412,190	994,835
Commercial loans	150,000	-	100,000	185,950	435,950
Total	732,645	-	100,000	598,140	1,430,785
Hedging instrument
Cross currency swaps	582,645	-	-	598,140	1,180,785
Interest rate swaps	150,000	-	100,000	-	250,000
Total	732,645	-	100,000	598,140	1,430,785

	Notional amount
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
As of December 31, 2020	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Loans and account receivable at amortized cost
Mortgage loans	823,126	786,352	-	735,479	2,344,957
Commercial loans	400,000	150,000	-	-	550,000
Total	1,223,126	936,352	-	735,479	2,894,957
Hedging instrument
Cross currency swaps	823,126	786,352	-	735,479	2,344,957
Interest rate swaps	400,000	150,000	-	-	550,000
Total	1,223,126	936,352	-	735,479	2,894,957

As of December 31, 2021, and 2020, Other Assets include MCh$217,979 and MCh$327,938 respectively, related to fair value measurement of net assets or liabilities subject to macrohedges. See Note 16.

As of December 31, 2021, and 2020, Other Liabilities include MCh$68,524 and MCh$51,089 respectively, related to fair value measurement of net assets or liabilities subject to macrohedges. See Note 22.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST

As of December 31, 2021 the composition of the loan portfolio is as follows:

	Assets before allowances				ECL allowance (*)
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Net Assets
As of December 31, 2021	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Interbank loans	428	-	-	428	-	-	-	-	428
Commercial loans	11,605,779	1,320,691	794,211	13,720,681	63,889	90,253	331,548	485,690	13,234,991
Foreign trade loans	1,450,323	66,029	18,440	1,534,792	9,136	2,519	12,179	23,834	1,510,958
Checking accounts debtors	75,454	17,752	9,155	102,361	1,120	1,003	7,131	9,254	93,107
Factoring transactions	662,800	12,385	3,317	678,502	2,641	492	2,289	5,422	673,080
Student loans	43,002	4,413	8,599	56,014	1,046	590	5,821	7,457	48,557
Leasing transactions	1,060,573	212,718	64,407	1,337,698	8,266	19,438	28,257	55,961	1,281,737
Other loans and account receivable	195,503	10,538	17,124	223,165	2,551	1,694	11,502	15,747	207,418
Subtotal	15,093,862	1,644,526	915,253	17,653,641	88,649	115,989	398,727	603,365	17,050,276

Mortgage loans
Loans with mortgage finance bonds	3,714	347	240	4,301	5	7	39	51	4,250
Endorsable mortgage mutual loans	82,868	2,293	3,740	88,901	177	55	509	741	88,160
Other mortgage mutual loans	12,880,017	365,198	537,757	13,782,972	25,203	12,666	104,997	142,866	13,640,106
Subtotal	12,966,599	367,838	541,737	13,876,174	25,385	12,728	105,545	143,658	13,732,516

Consumer loans
Installment consumer loans	3,229,118	155,656	208,139	3,592,913	108,359	33,244	134,743	276,346	3,316,567
Credit card balances	1,251,952	20,611	7,761	1,280,324	12,906	4,476	4,839	22,221	1,258,103
Leasing transactions	3,068	110	22	3,200	272	19	15	306	2,894
Other consumer loans	119,457	2,136	1,217	122,810	4,402	458	678	5,538	117,272
Subtotal	4,603,595	178,513	217,139	4,999,247	125,939	38,197	140,275	304,411	4,694,836

Total	32,664,056	2,190,877	1,674,129	36,529,062	239,973	166,914	644,547	1,051,434	35,477,628

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

As of December 31, 2020 the composition of the loan portfolio is as follows:

	Assets before allowances				ECL allowance (*)
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Net Assets
As of December 31, 2020	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Interbank loans	18,930	-	-	18,930	1	-	-	1	18,929
Commercial loans	11,453,377	1,285,770	751,471	13,490,618	60,987	87,295	349,864	498,146	12,992,472
Foreign trade loans	979,014	221,074	39,183	1,239,271	5,323	2,786	33,152	41,261	1,198,010
Checking accounts debtors	92,789	21,315	11,506	125,610	1,253	1,524	8,825	11,602	114,008
Factoring transactions	486,587	7,207	3,885	497,679	1,397	387	2,345	4,129	493,550
Student loans	49,768	4,905	8,707	63,380	1,551	714	6,533	8,798	54,582
Leasing transactions	1.015.298	267.062	72.797	1.355.157	7,377	14,934	37,376	59,687	1,295,470
Other loans and account receivable	163.035	10.973	22.536	196.544	2,643	2,127	16,678	21,448	175,096
Subtotal	14.258.798	1.818.306	910.085	16.987.189	80,532	109,767	454,773	645,072	16,342,117

Mortgage loans
Loans with mortgage finance bonds	6,859	546	404	7,809	16	11	57	84	7,725
Endorsable mortgage mutual loans	86,786	2,463	3,711	92,960	221	63	474	758	92,202
Other mortgage mutual loans	11,424,718	389,363	496,975	12,311,056	24,828	8,367	78,485	111,680	12,199,376
Subtotal	11,518,363	392,372	501,090	12,411,825	25,065	8,441	79,016	112,522	12,299,303

Consumer loans
Installment consumer loans	3,221,617	211,348	255,627	3,688,592	76,140	26,737	152,639	255,516	3,433,076
Credit card balances	1,097,680	20,380	7,848	1,125,908	10,781	4,141	5,037	19,959	1,105,949
Leasing transactions	2,956	139	26	3,121	29	22	16	67	3,054
Other consumer loans	116,910	4,728	1,620	123,258	1,875	832	950	3,657	119,601
Subtotal	4,439,163	236,595	265,121	4,940,879	88,825	31,732	158,642	279,199	4,661,680

Total	30,216,324	2,447,273	1,676,296	34,339,893	194,422	149,940	692,431	1,036,793	33,303,100

(*)	Include overlays for an amount of MCh$59,000. See Note 38

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

a.	Commercial loans

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2021, is as follows:

	Stage1		Stage2		Stage3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2021	9,723,988	4,534,810	1,589,715	228,591	530,066	380,019	16,987,189
Transfers:
Transfers from stage 1 to stage 2	(915,643)	(215,952)	915,643	215,952	-	-	-
Transfers from stage 1 to stage 3	(6,966)	(26,769)	-	-	6,966	26,769	-
Transfers from stage 2 to stage 3	-	-	(174,851)	(138,464)	174,851	138,464	-
Transfers from stage 2 to stage 1	632,584	105,704	(632,584)	(105,704)	-	-	-
Transfers from stage 3 to stage 2	-	-	4,410	60,942	(4,410)	(60,942)	-
Transfers from stage 3 to stage 1	-	67	-	-	-	(67)	-
Net changes of financial assets	1,571,979	(281,046)	(290,971)	(28,054)	(76,707)	(29,762)	865,439
Write-off	-	-	-	-	(79,529)	(90,845)	(170,374)
Other adjustments	(36,430)	7,541	1	(105)	-	380	(28,613)
At December 31, 2021	10,969,512	4,124,355	1,411,363	233,158	551,237	364,016	17,653,641

	Stage 1		Stage 2		Stage 3		TOTAL
	Corporate	Other commercial	Corporate	Other commercial	Corporate (*)	Other commercial
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2021	39,174	41,358	65,452	44,315	261,505	193,268	645,072
Transfers
Transfers to stage 2	(11,895)	(24,694)	51,953	46,093	-	-	61,457
Transfers to stage 3	(84)	(1,515)	-	-	1,696	10,432	10,529
Transfers to stage 3	-	-	(24,577)	(30,672)	66,562	53,132	64,445
Transfers to stage 1	9,294	5,223	(23,462)	(15,905)	-	-	(24,850)
Transfers to stage 2	-	-	297	2,129	(1,715)	(12,595)	(11,884)
Transfers to stage 1	-	17	-	-	-	(78)	(61)
Net changes of the exposure and modifications in credit risk	12,551	18,202	31,673	(31,186)	(26,003)	22,819	28,056
Write-off	-	-	-	-	(79,529)	(90,845)	(170,374)
Other adjustments	1,012	6	(2)	(119)	-	78	975
At December 31, 2021	50,052	38,597	101,334	14,655	222,516	176,211	603,365

(*)	ECL allowance of corporate loans in stage 3, includes MCh$87,418 from cash flow discounted methodology.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2020, is as follows:

	Stage1		Stage2		Stage3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2020	10,208,264	3,594,359	1,004,967	240,100	401,007	413,628	15,862,325
Transfers:
Transfers from stage 1 to stage 2	(1,355,492)	(277,926)	1,355,492	277,926	-	-	-
Transfers from stage 1 to stage 3	(2,492)	(52,304)	-	-	2,492	52,304	-
Transfers from stage 2 to stage 3	-	-	(198,124)	(163,049)	198,124	163,049	-
Transfers from stage 2 to stage 1	239,349	162,768	(239,349)	(162,768)	-	-	-
Transfers from stage 3 to stage 2	-	-	4,022	117,446	(4,022)	(117,446)	-
Transfers from stage 3 to stage 1	-	138	-	-	-	(138)	-
Net changes of financial assets	676,413	1,056,882	(337,291)	(80,505)	(537)	(29,882)	1,285,080
Write-off	-	-	-	-	(66,989)	(101,548)	(168,537)
Other adjustments	(1,243)	10,082	(2)	(559)	(9)	52	8,321
At December 31, 2020	9,764,799	4,493,999	1,589,715	228,591	530,066	380,019	16,987,189

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2020	21,539	35,888	30,389	25,555	196,165	197,033	506,569
Transfers
Transfers to stage 2	(23,652)	(16,137)	50,253	48,464	-	-	58,928
Transfers to stage 3	(9)	(3,007)	-	-	1,089	22,152	20,225
Transfers to stage 3	-	-	(25,214)	(29,540)	73,885	55,645	74,776
Transfers to stage 1	2,919	4,921	(9,322)	(20,605)	-	-	(22,087)
Transfers to stage 2	-	-	943	4,424	(1,560)	(22,995)	(19,188)
Transfers to stage 1	-	5	-	-	-	(45)	(40)
Net changes of the exposure and modifications in credit risk	39,971	19,264	18,462	15,122	58,915	41,860	193,594
Write-off	-	-	-	-	(66,989)	(100,393)	(167,382)
Other adjustments	(1,179)	9	(59)	895	-	11	(323)
At December 31, 2020	39,589	40,943	65,452	44,315	261,505	193,268	645,072

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

b.	Mortgage loans

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2021, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2021	11,518,363	392,372	501,090	12,411,825
Transfers:
Transfers from stage 1 to stage 2	(157,009)	157,009	-	-
Transfers from stage 1 to stage 3	(29,280)	-	29,280	-
Transfers from stage 2 to stage 3	-	(172,574)	172,574	-
Transfers from stage 2 to stage 1	121,278	(121,278)	-	-
Transfers from stage 3 to stage 2	-	122,001	(122,001)	-
Transfers from stage 3 to stage 1	508	-	(508)	-
Net changes of financial assets	1,520,280	(9,792)	(6,425)	1,504,063
Write-off	-	-	(31,895)	(31,895)
Other adjustments	(7,540)	99	(378)	(7,819)
At December 31, 2021	12,966,600	367,837	541,737	13,876,174

	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2021	25,065	8,441	79,016	112,522
Transfers
Transfers from stage 1 to stage 2	(15,297)	15,135	-	(162)
Transfers from stage 1 to stage 3	(715)	-	2,750	2,035
Transfers from stage 2 to stage 3	-	(9,062)	19,749	10,687
Transfers from stage 2 to stage 1	7,681	(8,675)	-	(994)
Transfers from stage 3 to stage 2	-	3,529	(13,827)	(10,298)
Transfers from stage 3 to stage 1	8	-	(44)	(36)
Net changes of the exposure and modifications in credit risk	8,649	3,356	49,871	61,876
Write-off	-	-	(31,895)	(31,895)
Other adjustments	(6)	4	(75)	(77)
At December 31, 2021	25,385	12,728	105,545	143,658

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2020, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2020	10,275,966	457,948	529,081	11,262,995
Transfers:
Transfers from stage 1 to stage 2	(248,167)	248,167	-	-
Transfers from stage 1 to stage 3	(53,621)	-	53,621	-
Transfers from stage 2 to stage 3	-	(215,547)	215,547	-
Transfers from stage 2 to stage 1	321,954	(321,954)	-	-
Transfers from stage 3 to stage 2	-	248,635	(248,635)	-
Transfers from stage 3 to stage 1	463	-	(463)	-
Net changes of financial assets	1,221,898	(25,440)	(22,147)	1,174,311
Write-off	-	-	(25,831)	(25,831)
Other adjustments	(130)	563	(83)	350
At December 31, 2020	11,518,363	392,372	501,090	12,411,825

	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2020	8,446	14,509	78,104	101,059
Transfers
Transfers from stage 1 to stage 2	(5,250)	12,502	-	7,252
Transfers from stage 1 to stage 3	(472)	-	4,548	4,076
Transfers from stage 2 to stage 3	-	(8,923)	20,034	11,111
Transfers from stage 2 to stage 1	3,187	(13,912)	-	(10,725)
Transfers from stage 3 to stage 2	-	7,033	(28,146)	(21,113)
Transfers from stage 3 to stage 1	2	-	(37)	(35)
Net changes of the exposure and modifications in credit risk	19,162	(2,791)	30,352	46,723
Write-off	-	-	(25,831)	(25,831)
Other adjustments	(10)	23	(8)	5
At December 31, 2020	25,065	8,441	79,016	112,522

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

c.	Consumer loans

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2021, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2021	4,439,163	236,595	265,121	4,940,879
Transfers:
Transfers from stage 1 to stage 2	(191,748)	191,748	-	-
Transfers from stage 1 to stage 3	(11,715)	-	11,715	-
Transfers from stage 2 to stage 3	-	(111,869)	111,869	-
Transfers from stage 2 to stage 1	113,107	(113,107)	-	-
Transfers from stage 3 to stage 2	-	24,112	(24,112)	-
Transfers from stage 3 to stage 1	185	-	(185)	-
Net changes of financial assets	254,596	(48,966)	(28,313)	177,317
Write-off	-	-	(118,953)	(118,953)
Other adjustments	1	6	(3)	4
At December 31, 2021	4,603,589	178,519	217,139	4,999,247

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2021	88,825	31,732	158,642	279,199
Transfers:
Transfers from stage 1 to stage 2	(53,167)	67,937	-	14,770
Transfers from stage 1 to stage 3	(1,954)	-	5,022	3,068
Transfers from stage 2 to stage 3	-	(59,937)	73,416	13,479
Transfers from stage 2 to stage 1	11,789	(30,186)	-	(18,397)
Transfers from stage 3 to stage 2	-	6,392	(16,215)	(9,823)
Transfers from stage 3 to stage 1	418	-	(906)	(488)
Net changes of the exposure and modifications in the credit risk	80,028	22,261	39,271	141,560
Write-off	-	-	(118,953)	(118,953)
Other adjustments	-	(2)	(2)	(4)
At December 31, 2021	125,939	38,197	140,275	304,411

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2020, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2020	4,963,047	292,718	290,430	5,546,195
Transfers:
Transfers from stage 1 to stage 2	(410,942)	410,942	-	-
Transfers from stage 1 to stage 3	(16,962)	-	16,962	-
Transfers from stage 2 to stage 3	-	(223,169)	223,169	-
Transfers from stage 2 to stage 1	238,800	(238,800)	-	-
Transfers from stage 3 to stage 2	-	57,574	(57,574)	-
Transfers from stage 3 to stage 1	2,225	-	(2,225)	-
Net changes of financial assets	(337,006)	(62,658)	13,765	(385,899)
Write-off	-	-	(219,402)	(219,402)
Other adjustments	1	(12)	(4)	(15)
At December 31, 2020	4,439,163	236,595	265,121	4,940,879

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2020	67,396	50,808	170,263	288,467
Transfers:
Transfers from stage 1 to stage 2	(36,422)	95,850	-	59,428
Transfers from stage 1 to stage 3	(1,484)	-	9,061	7,577
Transfers from stage 2 to stage 3	-	(75,229)	108,792	33,563
Transfers from stage 2 to stage 1	13,589	(41,928)	-	(28,339)
Transfers from stage 3 to stage 2	-	10,162	(28,649)	(18,487)
Transfers from stage 3 to stage 1	254	-	(865)	(611)
Net changes of the exposure and modifications in the credit risk	45,492	(7,926)	104,328	141,894
Write-off	-	-	(204,286)	(204,286)
Other adjustments	-	(5)	(2)	(7)
At December 31, 2020	88,825	31,732	158,642	279,199

In 2021, the Bank has updated the macro-economic scenarios, resulting in an increase of ECL allowance of MCh$43,000 and releasing the post-model adjustment established for 2020 (MCh$59,000).

For 2020, there were no changes in forward-looking variables, however, the Bank established an overlay provision of MCh$59,000. Additionally, in April 2020, the Bank completed a calibration of parameters, in accordance with internal policies, resulting in an increase of MCh$2,066 within the expected credit losses allowance.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 09

DEBT INSTRUMENTS AT AMORTIZED COST

As of December 31, 2021 and 2020, the detail of the instruments classified as Debt instruments at amortized cost is as follows:

As of December 31,
	2021	2020
	MCh$	MCh$
Chilean central bank and government securities
Chilean Central Bank bonds	-	-
Chilean Central Bank notes	4,692,441	-
Other Chilean Central Bank and government securities	-	-
Subtotal	4,692,441	-
Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Other instruments issued in the country	-	-
Subtotal		-
Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial securities	-	-
Subtotal	-	-

Total	4,692,441	-

The related credit risk provision amounted to MCh$711.

An analysis of changes in the amortized value and the corresponding ECL as of December 31, 2021 is as follows:

	Stage1	Stage2	Stage3	TOTAL
Gross carrying amount at January 1, 2021	-			-
New assets purchased	4,680,639	-	-	4,680,639
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognized or matured (excluding write-off)	-	-	-	-
Changes due to modifications not derecognized	11,802	-	-	11,802
Other adjustments	-	-	-	-
At December 31, 2021	4,692,441	-	-	4,692,441

	Stage1	Stage2	Stage3	TOTAL
ECL at January 1, 2021	-	-	-	-
New assets purchased	709	-	-	709
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognized or matured (excluding write-off)	-	-	-	-
Changes due to modifications not derecognized	2	-	-	2
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2021	711	-	-	711

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The Bank classifies certain loans at fair value through other comprehensive income (FVOCI), when a loan exceeds single client exposure under the Bank's credit risk policy. Initially, the risk committee approved the full operation but with the condition to sell a portion of the loan in the medium term.

Additionally, the Bank includes operations that expect to sell, for which an increase of the credit risk has been identified.

This portfolio is measured at fair value, recognizing the adjustment in other comprehensive income. The portfolio is assessed for impairment loss under the ECL model, same as loans at amortized cost.

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as of December 31, 2021 is as follows:

	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2021	70,685	-	-	70,685
Transfers
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Net changes on financial assets	36,428	-	-	36,428
Write-off	-	-	-	-
FX and other adjustments	(7,470)	-	-	(7,470)
At December 31, 2021	99,643	-	-	99,643

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2021	1,354	-	-	1,354
Transfers
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Net changes of the exposure and modifications in the credit risk	(1,086)	-	-	(1,086)
Write-off	-	-	-	-
FX and other adjustments	-	-	-	-
At December 31, 2021	268	-	-	268

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as of December 31, 2020 is as follows:

	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2020	66,166	-	-	66,166
Transfers
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Net changes on financial assets	3,857	-	-	3,857
Write-off	-	-	-	-
FX and other adjustments	662	-	-	662
At December 31, 2020	70,685	-	-	70,685

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2020	101	-	-	101
Transfers
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Net changes of the exposure and modifications in the credit risk	1,252	-	-	1,252
Write-off	-	-	-	-
FX and other adjustments	1	-	-	1
At December 31, 2020	1,354	-	-	1,354

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 11

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

As of December 31, 2021 and 2020 detail of debt instruments is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Chilean central bank and government securities
Chilean Central Bank bonds	-	-
Chilean Central Bank notes	3,258,417	1,008,450
Other Chilean Central Bank and government securities (*)	981,939	5,344,910
Subtotal	4,240,356	6,353,360
of which sold under repurchase agreement	86,554	969,508
Other Chilean securities
Time deposits in Chilean financial institutions	952	492
Mortgage finance bonds of Chilean financial institutions	10,821	14,022
Other instruments issued in the country	1,761	2,217
Subtotal	13,534	16,731
of which sold under repurchase agreement	80	399
Foreign financial securities
Foreign Central Banks and Government securities	1,438,155	269,803
Other foreign financial securities	111,094	522,648
Subtotal	1,549,249	792,451
of which sold under repurchase agreement	-	-
Total	5,803,139	7,162,542

(*) Includes Treasury bonds in Chilean pesos and UF.

The Bank holds instruments, belonging to “Chilean Central Bank and government securities”, which guarantee derivatives transactions through Comder Contraparte Central S,A, in the local market as of December 31, 2021 and 2020 for an amount of Ch$115,680 and Ch$158,600, while “Foreign financial securities” guarantee derivatives transactions through London Clearing House (LCH) as of December 31, 2021 and 2020 Ch$83,673 and Ch$67,685. Additionally, the Bank maintains guarantees with Euroclear as of December 31, 2021 and 2020 Ch$461,419 and Ch$258,183 to comply with the initial margin required by European EMIR standard.

As of December 31, 2021, debt instruments at FVOCI included a cumulative net unrealized loss of MCh$112,223, recorded as “valuation adjustment” in OCI, where MCh$112,993 (loss) are attributable to shareholders equity and MCh$770 (profit) to non-controlling interest.

As of December 31, 2020, debt instruments at FVOCI included a cumulative net unrealized profit of MCh$102,855, recorded as “valuation adjustment” in OCI, where MCh$159,535 are attributable to shareholders equity and MCh$56,680 to non-controlling interest

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 11

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

An analysis of changes in the fair value and the corresponding ECL as of December 31, 2021 is as follows:

	Stage1	Stage2	Stage3	TOTAL
Gross carrying amount at January 1, 2021	7,162,542	-	-	7,162,542
New assets purchased	22,610,556	-	-	22,610,556
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognized or matured (excluding write-off)	(23,770,174)	-	-	(23,770,174)
Changes due to modifications not derecognized	(201,143)	-	-	(201,143)
Other adjustments	-	-	-	-
At December 31, 2021	1,358	-	-	1,358

	Stage1	Stage2	Stage3	TOTAL
ECL at January 1, 2021	1,138	-	-	1,138
New assets purchased	3,293	-	-	3,293
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognized or matured (excluding write-off)	(3,608)	-	-	(3,608)
Changes due to modifications not derecognized	(120)	-	-	(120)
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2021	703	-	-	703

An analysis of changes in the fair value and the corresponding ECL as of December 31, 2020 is as follows:

	Stage1	Stage2	Stage3	TOTAL
Gross carrying amount at January 1, 2020	4,010,272	-	-	4,010,272
New assets purchased	14,708,776	-	-	14,708,776
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognized or matured (excluding write-off)	(11,440,253)	-	-	(11,440,253)
Changes due to modifications not derecognized	100,401	-	-	100,401
Other adjustments	(216,654)	-	-	(216,654)
At December 31, 2020	7,162,542	-	-	7,162,542

	Stage1	Stage2	Stage3	TOTAL
ECL at January 1, 2020	456	-	-	456
New assets purchased	1,965	-	-	1,965
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognized or matured (excluding write-off)	(1,501)	-	-	(1,501)
Changes due to modifications not derecognized	219	-	-	219
Write-off	-	-	-	-
Other adjustments	(1)	-	-	(1)
At December 31, 2020	1,138	-	-	1,138

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 11

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2021, 2020 and 2019 is as follows:

	As of December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
Sale of available for sale investments generating realized profits	1,728,731	3,696,791	5,781,636
Realized profits	28,131	82,925	63,828
Sale of available for sale investments generating realized losses	1,247,044	379,046	607,349
Realized losses	4,944	2,246	156

The Bank evaluated those instruments with unrealized losses as of December 31, 2021 and 2020 and concluded they were not impaired. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no significant or prolonged declines nor changes in credit risk which would cause impairment in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2021 and 2020, were not in a continuing unrealized loss position for more than one year.

The following charts show debt instruments at fair value through other comprehensive income cumulative unrealized profit and loss, as of December 31, 2021:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
2021	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities					-	-	-	-
Chilean central bank Bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean central bank notes	3,257,912	3,258,417	515	(10)	-	-	-	-	3,257,912	3,258,417	515	(10)
Other Chilean central bank and government securities	1,088,090	981,939	1,051	(107,202)	-	-	-	-	1,088,090	981,939	1,051	(107,202)
Subtotal	4,346,002	4,240,356	1,566	(107,212)	-	-	-	-	4,346,002	4,240,356	1,566	(107,212)

Other Chilean securities					-	-	-	-
Time deposits in Chilean financial institutions	967	952	-	(15)	-	-	-	-	967	952	-	(15)
Mortgage finance bonds of Chilean financial institutions	10,746	10,821	98	(23)	-	-	-	-	10,746	10,821	98	(23)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	4,993	1,761	(3,232)	-	-	-	-	-	4,993	1,761	(3,232)	-
Subtotal	16,706	13,534	(3,134)	(38)	-	-	-	-	16,706	13,534	(3,134)	(38)

Foreign financial securities					-	-	-	-
Foreign central banks and government securities	1,442,753	1,438,155	1,145	(5,743)	-	-	-	-	1,442,753	1,438,155	1,145	(5,743)
Other foreign financial securities	109,901	111,094	1,193	-	-	-	-	-	109,901	111,094	1,193	-
Subtotal	1,552,654	1,549,249	2,338	(5,743)	-	-	-	-	1,552,654	1,549,249	2,338	(5,743)

Total	5,915,362	5,803,139	770	(112,993)	-	-	-	-	5,915,362	5,803,139	770	(112,993)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 11

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The following charts show debt instruments at fair value through other comprehensive income cumulative unrealized profit and loss, as of December 31, 2020:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
2020	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank Bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean central bank notes	1,008,450	1,008,450	-	-	-	-	-	-	1,008,450	1,008,450	-	-
Other Chilean central bank and government securities	5,288,189	5,344,910	96,180	(36,739)	-	-	-	-	5,288,189	5,344,910	96,180	(36,739)
Subtotal	6,296,639	6,353,360	96,180	(36,739)	-	-	-	-	6,296,639	6,353,360	96,180	(36,739)

Other Chilean securities
Time deposits in Chilean financial institutions	299	299	-	-	-	-	-	-	299	299	-	-
Mortgage finance bonds of Chilean financial institutions	13,293	14,022	729	-	-	-	-	-	13,293	14,022	729	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	305	2,410	2,105	-	-	-	-	-	305	2,410	2,105	-
Subtotal	13,897	16,731	2,834	-	-	-	-	-	13,897	16,731	2,834	-

Foreign financial securities
Foreign central banks and government securities	269,477	269,803	20,267	(19,941)	-	-	-	-	269,477	269,803	20,267	(19,941)
Other foreign financial securities	482,394	522,648	40,254	-	-	-	-	-	482,394	522,648	40,254	-
Subtotal	751,871	792,451	60,521	(19,941)	-	-	-	-	751,871	792,451	60,521	(19,941)

Total	7,062,407	7,162,542	159,535	(56,680)	-	-	-	-	7,062,407	7,162,542	159,535	(56,680)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 12

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)	Investments in associates and other, are shown in the following table:

				Investment
	Ownership interest As of December 31,			Carrying value As of December 31,			Profit and loss As of December 31,
	2021%	2020%	2019%	2021 MCh$	2020 MCh$	2019 MCh$	2021 MCh$	2020 MCh$	2019 MCh$
Redbanc S.A. (*)	33.43	-	-	3,321	-	-	472	-	-
Transbank S.A. (*)	25.00	-	-	21,288	-	-	(3,046)	-	-
Centro de Compensación Automatizado S.A.	33.33	33.33	33.33	3,664	2,788	2,184	876	603	293
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	29.29	1,769	1,633	1,485	344	302	252
Cámara de Compensación de Alto Valor S.A.	15.00	15.00	15.00	1,008	971	958	58	28	29
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00	3,134	3,476	3,986	437	337	390
Servicios de Infraestructura de Mercado OTC S.A.	12.07	12.07	12.07	1,561	1,528	1,556	33	(24)	60
Subtotal				35,745	10,396	10,169	(826)	1,246	1,024
Shares or rights in other companies
Bladex				-	136	-	-	-	13
Stock Exchanges				181	228	-	163	142	109
Others				8	10	8	-	-	-
Total				35,934	10,770	10,177	(663)	1,388	1,146

(*)	In December 2021, the Bank reclassified its participation in Redbanc S.A. and Transbank S.A. as Investment in associates, after its prior decision to classify them as “Non-current assets held for sale and discontinued operations”, due to lack of buyers. See Note 1 v) and Note 39.

In April 22, 2021, Transbank held an extraordinary shareholders meeting, were the members approved a capital increase of MCh$30,000. In June 22, 2021, at the ordinary Board of Directors meeting, the Bank approved the contribution, the first contribution was made on July for MCh$2,500 and the second on September for MCh$4,999.

As described in Note 1 g), the Bank has irrevocably designated its participation in Stock exchanges at fair value through other comprehensive income (Equity instruments at FVOCI). Related dividends are recognized in the income statements under “Income from investments in associates and other companies”. In July 2021, the Bank sold its participation in Bladex. The fair value of these equity investments is as follows:

	December 31,
	2021	2020
	MCh$	MCh$
Bladex	-	310
Stock exchange	181	228
Others	8	10
Total	189	548

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 12

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

b)	Summary of financial information of associates as of and for the years ended December 31, 2021, 2020 and 2019:

	As of December 31,
	2021				2020				2019
	Assets MCh$	Liabilities MCh$	Equity MCh$	Net income MCh$	Assets MCh$	Liabilities MCh$	Equity MCh$	Net income MCh$	Assets MCh$	Liabilities MCh$	Equity MCh$	Net income MCh$
Redbanc S.A.	28,410	18,475	8,522	1,413	-	-	-	-	23,413	14,106	8,441	866
Transbank S.A.	1,317,587	1,232,689	97,337	(12,439)	-	-	-	-	1,217,448	1,133,441	70,605	13,402
Centro de Compensación Automatizado S.A.	13,247	2,519	8,100	2,628	11,134	2,953	6,371	1,810	8,550	1,998	5,671	881
Sociedad Interbancaria de Depósito de Valores S.A.	6,675	358	5,143	1,175	5,840	314	4,496	1,030	5,074	4	4,209	861
Cámara de Compensación de Alto Valor S.A.	7,569	931	6,246	392	7,158	722	6,246	190	7,372	986	6,193	193
Administrador Financiero del Transantiago S.A.	54,437	35,279	17,233	1,925	49,841	30,670	17,227	1,944	54,712	34,787	17,978	1,947
Sociedad Nexus S.A.	-	-	-	-	-	-	-	-	31,147	13,471	17,660	16
Servicios de Infraestructura de Mercado OTC S.A.	35,641	23,023	12,246	371	14,480	2,232	12,441	(193)	15,152	2,682	11,993	477
Total	1,463,566	1,313,274	154,826	(4,534)	88,453	36,891	46,781	4,781	1,362,868	1,201,475	142,750	18,643

c)	Restrictions over the ability of associated companies to transfer funds to investors.

There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends, refund of loans, or advance payments to the Bank.

d)	Activity with respect to investments in other companies in 2021, 2020 and 2019 is as follows:

	As of December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$

Opening balance as of January 1,	10,770	10,177	32,003
Acquisition of investments	27,233		-
Sale of investments	(136)	(20)	-
Participation in income	(714)	1,388	1,146
Dividends received	506	(508)	(130)
Other adjustments	(1,914)	(641)	(22,842)

Closing balances as of December 31,	35,745	10,396	10,177

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 13

INTANGIBLE ASSETS

a.	As of December 31, 2021 and 2020, the composition of intangible assets is as follows:

			As of December 31, 2021
	Average remaining useful	Net opening balance as of January 1, 2021	Gross balance	Accumulated amortization	Net balance
	life	MCh$	MCh$	MCh$	MCh$

Licenses		-	-	-	-
Software development	2	82,537	294,745	(199,334)	95,411
Total		82,537	294,745	(199,334)	95,411

			As of December 31, 2020
	Average remaining useful	Net opening balance as of January 1, 2020	Gross balance	Accumulated amortization	Net balance
	life	MCh$	MCh$	MCh$	MCh$

Licenses	-	-	35,997	(35,997)	-
Software development	2	73,389	248,537	(166,000)	82,537
Total		73,389	284,534	(201,997)	82,537

b.	The changes in the value of intangible assets during the periods ended December 31, 2021 and December 31, 2020 is as follows:

b.1	Gross balance

Gross balances	Software development	Total
	MCh$	MCh$

Balances as of January 1, 2021	284,534	284,534
Acquisitions	47,487	47,487
Disposals and impairment	(37,276)	(37,276)
Other	-	-
Balances as of December 31, 2021	294,745	294,745

Balances as of January 1, 2020	250,002	250,002
Acquisitions	35,170	35,170
Disposals and impairment	(638)	(638)
Other	-	-
Balances as of December 31, 2020	284,534	284,534

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 13

INTANGIBLE ASSETS, continued

b.2	Accumulated amortization

Accumulated amortization	Software development	Total
	MCh$	MCh$

Balances as of January 1, 2021	(201,997)	(201,997)
Year’s amortization	(32,252)	(32,252)
Other changes	34,915	34,915
Balances as of December 31, 2021	(199,334)	(199,334)

Balances as of January 1, 2020	(176,613)	(176,613)
Year’s amortization	(25,384)	(25,384)
Other changes	-	-
Balances as of December 31, 2020	(201,997)	201,997

c.	The Bank has no restriction on intangible assets as of December 31, 2021 and 2020. Additionally, intangible assets have not been pledged as guarantee for fulfillment of financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 14

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS

a.	As of December 31, 2021 and 2020, the composition of property, plant, and equipment balances are composed as follows:

		As of December 31, 2021
	Net opening balance as of January 1, 2021	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	167,694	321,631	(161,422)	160,209
Equipment	52,448	278,176	(220,607)	57,569
Other	20,712	82,433	(63,272)	19,161
Total	240,854	682,240	(445,301)	236,939

		As of December 31, 2020
	Net opening balance as of January 1, 2020	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	173,061	308,499	(140,805)	167,694
Equipment	55,494	243,084	(190,636)	52,448
Other	22,206	75,159	(54,447)	20,712
Total	250,761	626,742	(385,888)	240,854

b.	The changes in the value of property, plant, and equipment as of December 31, 2021 and 2020 is as follows:

b.1	Gross balance

	Land and buildings	Equipment	Other	Total
2021	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2021	308,499	243,084	75,159	626,742
Additions	16,688	37,275	4,032	57,995
Disposals	(52)	(1,854)	(592)	(2,498)
Impairment due to damage	-	-	-	-
Other	(3,504)	(329)	3,834	1
Balances as of December 31, 2021	321,631	278,176	82,433	682,240

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 14

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS, continued

	Land and buildings	Equipment	Other	Total
2020	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	302,405	219,600	69,758	591,763
Additions	17,790	25,233	7,500	50,523
Disposals	(11,696)	(1,749)	(2,099)	(15,544)
Impairment due to damage	-	-	-	-
Other	-	-	-	-
Balances as of December 31, 2020	308,499	243,084	75,159	626,742

b.2	Accumulated depreciation

	Land and buildings	Equipment	Other	Total
2021	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2021	(140,805)	(190,636)	(54,447)	(385,888)
Depreciation charges in the period	(20,620)	(30,976)	(9,308)	(60,904)
Sales and disposals in the period	4	1,005	483	1,492
Other	-	-	-	0
Balances as of December 31, 2021	(161,422)	(220,607)	(63,272)	(445,301)

	Land and buildings	Equipment	Other	Total
2020	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(129,344)	(164,106)	(47,552)	(341,002)
Depreciation charges in the period	(19,026)	(28,370)	(8,915)	(56,311)
Sales and disposals in the period	12,381	1,840	2,020	16,241
Other	(4,816)	-	-	(4,816)
Balances as of December 31, 2020	(140,805)	(190,636)	(54,447)	(385,888)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 14

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS, continued

c.	The composition of the right of use assets as of December 31, 2021 and 2020 is as follows:

		As of December 31, 2021
	Opening balances as of January 1, 2021	Gross balance	Accumulated depreciation	Net balance
2021	MCh$	MCh$	MCh$	MCh$
Land and building	147,997	212,446	(74,567)	137,879
Other	-	-	-	-
Total	147,997	212,446	(74,567)	137,879

		As of December 31, 2020
	Opening balances as of January 1, 2020	Gross balance	Accumulated depreciation	Net balance
2020	MCh$	MCh$	MCh$	MCh$
Land and building	157,572	197,573	(49,576)	147,997
Other	-	-	-	-
Total	157,572	197,573	(49,576)	147,997

d.	The movement of the right of use assets under lease during the 2021 and 2020 period, is as follows:

d.1	Gross balance

	Land and building	Other	Total
2021	MCh$	MCh$	MCh$
Balances as of January 1, 2021	197,573	-	197,573
Additions	25,582	-	25,582
Disposals	(10,709)	-	(10,709)
Impairment	-	-	-
Other	-		-
Balances as of December 31, 2021	212,446	-	212,446

	Land and building	Other	Total
2020	MCh$	MCh$	MCh$
Balances as of January 1, 2020	182,910	-	182,910
Additions	24,136	-	24,136
Disposals	(9,473)	-	(9,473)
Impairment	-	-	-
Other	-	-	-
Balances as of December 31, 2020	197,573	-	197,573

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 14

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS, continued

d.2	Accumulated amortization

	Land and building	Other	Total
2021	MCh$	MCh$	MCh$
Balances as of January 1, 2021	(49,576)	-	(49,576)
Amortization for the period	(28,899)	-	(28,899)
Sales and disposals during the period	3,908	-	3,908
Transfers	-	-	-
Others	-	-	-
Balances as of December 31, 2021	(74,567)	-	(74,567)

	Land and building	Other	Total
2020	MCh$	MCh$	MCh$
Balances as of January 1, 2020	(25,338)	-	(25,338)
Amortization for the period	(27,731)	-	(27,731)
Sales and disposals during the period	3,496	-	3,496
Transfers	-	-	-
Others	(3)	-	(3)
Balances as of December 31, 2020	(49,576)	-	(49,576)

e.	Lease liability:

As of December 31, 2021 and 2020, the composition of lease liability balances are composed as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Lease liability	139,795	149,585
Total	139,795	149,585

f.	Expenses associated with assets for the right of use leased assets and lease liability

	As of December 31,
	2021	2020
	MCh$	MCh$
Depreciation	28,899	27,731
Interests	2,283	2,651
Short term lease	3,844	1,625
Total	35,026	32,007

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 14

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS, continued

g.	As of December 31, 2021 and 2020, the maturity level of the lease liability, according to their contractual maturity is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Due within 1 year	23,391	25,526
Due after 1 year but within 2 years	23,390	23,461
Due after 2 years but within 3 years	21,730	21,472
Due after 3 years but within 4 years	18,888	19,343
Due after 4 years but within 5 years	16,360	16,336
Due after 5 years	36,036	43,447
Total	139,795	149,585

h.	Operational leases – lessor

As of December 31, 2021 and 2020, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Due within 1 year	1,062	740
Due after 1 year but within 2 years	1,081	1,015
Due after 2 years but within 3 years	902	736
Due after 3 years but within 4 years	690	639
Due after 4 years but within 5 years	624	448
Due after 5 years	1,403	1,283
Total	5,762	4,861

i.	As of December 31, 2021 and 2020, the Bank has no financial leases which cannot be unilaterally rescinded.

j.	The Bank has no restriction on property, plant and equipment as of December 31, 2021 and 2020. Additionally, the property, plant and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 15

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of December 31, 2021 and 2020, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(121,534)	-
Current tax liabilities	-	12,977

Total tax payable (recoverable)	(121,534)	12,977

(Assets) liabilities current taxes detail (net)
Income tax, tax rate	4,434	174,205
Minus:
Provisional monthly payments	(138,515)	(157.648)
Credit for training expenses	(2,110)	(2.137)
Grant credits	-	(1.360)
Other	(14,657)	(83)
Total tax payable (recoverable)	(121,534)	12,977

b)	Effect on income

The effect of income tax expense on income for the years ended December 31, 2021, 2020 and 2019 is comprised of the following items:

	As of December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$

Income tax expense
Current tax	4,434	174,205	153,424
Credits (debits) for deferred taxes
Origination and reversal of temporary differences	226,810	(28,465)	37,432
Valuation provision	-	-	-
Subtotals	231,244	145,740	190,856
Tax for rejected expenses (Article No21)	210	1,354	927
Other	(9,790)	(4,561)	(16,709)
Net charges for income tax expense	221,664	142,533	175,074

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 15

CURRENT AND DEFERRED TAXES, continued

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2021, 2020 and 2019, is as follows:

	For the year ended,
	2021		2020		2019
	Tax rate	Amount	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$	%	MCh$

Tax calculated over profit before tax	27.00	290,005	27.00	187,721	27.00	214,566
Price level restatement for tax purposes (1)	(7.56)	(81,235)	(6.15)	(42,730)	(6.33)	(50,297)
Single penalty tax (rejected expenses)	(0.01)	210	0.19	1,354	0.12	927
Other	0.00	12,684	(0.55)	(3,812)	1.24	9,878
Effective tax rates and expenses for income tax	19.43	221,664	20.50	142,533	22.03	175,074

(1)	Mainly corresponds to the permanent differences originated from the Own Tax Monetary Correction and the effect of the bonds received to article 104 of LIR.

d)	Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the years ended December 31, 2021 and 2020:

	As of December 31,
	2021	2020
	MCh$	MCh$
Deferred tax assets
Debt instruments at FVOCI	33,489	14,907
Cash flow hedges	100,867	36,927
Total deferred tax assets recognized through other comprehensive income	134,356	51,834

Deferred tax liabilities
Debt instruments at FVOCI	(1,839)	(42,371)
Cash flow hedges	-	-
Total deferred tax liabilities recognized through other comprehensive income	(398)	(42,371)

Net deferred tax balances in equity	132,517	9,463

Deferred taxes in equity attributable to shareholders of the Bank	132,724	9,776
Deferred tax in equity attributable to non-controlling interests	(207)	(313)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 15

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

As of December 31, 2021 and 2020, the Bank has recorded effects for deferred taxes in the financial statements:

	As of December 31,
	2021	2020
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	9,815	8,166
Extraordinary charge-offs	12,687	17,705
Assets received in lieu of payment	2,843	1,425
Exchange rate adjustments	16,611	89
Property, plant and equipment valuation	1,545	-
Allowance for loan losses	329,028	238,670
Provision for expenses	83,174	101,321
Leased assets	107,564	89,458
Subsidiaries tax losses	12,757	7,394
Right of use assets	516	428
Total deferred tax assets	576,540	464,656
Deferred tax liabilities
Valuation of investments	(151,062)	(19,967)
Fixed assets valuation	(2,001)	(7,394)
Prepaid expenses	(18,895)	(16,691)
Valuation provision	(8,228)	(5,775)
Derivatives	(245,517)	(37,265)
Exchange rate adjustments	-	-
Other	(113)	(30)
Total deferred tax liabilities	(425,816)	(87,122)

f)	Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income:

	As of December 31,
	2021	2020
	MCh$	MCh$
Deferred tax assets
Recognized through other comprehensive income	134,356	51,834
Recognized through profit or loss	576,540	464,656
Total deferred tax assets	710,896	516,490

Deferred tax liabilities
Recognized through other comprehensive income	(1,839)	(42,371)
Recognized through profit or loss	(425,816)	(87,122)
Total deferred tax liabilities	(427,655)	(129,493)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 16

OTHER ASSETS

Other Assets includes the following:

	As of December 31,
	2021	2020
	MCh$	MCh$

Assets for leasing (1)	51,957	62,967

Assets received or awarded in lieu of payment
Assets received in lieu of payment	10,922	15,213
Assets awarded at judicial sale	16,899	17,430
Provision on assets received in lieu of payment or awarded	(406)	(1,196)
Subtotal	27,415	31,447

Other assets
Guarantee deposits (margin accounts) (2)	1,988,410	608,359
Non-current assets classified as held for sale (3)	-	22,036
Gold investments	718	765
VAT credit	38,844	27,519
Income tax recoverable	-	-
Prepaid expenses(4)	322,887	387,668
Assets recovered from leasing for sale	2,474	3,191
Valuation adjustments by macro hedge (5)	217,979	327,938
Pension plan assets	523	673
Accounts and notes receivable	92,039	100,504
Notes receivable through brokerage and simultaneous transactions	44,860	41,960
Other receivable assets	41,195	33,567
Other assets (6)	134,995	98,780
Subtotal	2,884,924	1,652,960
Total	2,964,296	1,747,374

(1)	Assets available to be granted under the financial leasing agreements.
(2)	Guarantee deposits (margin accounts) correspond to collateral associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.
(3)	Corresponds to the interests in Redbanc S.A., Transbank S.A. and Nexus S.A., which were reclassified as non-current assets classified as held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”. In December 2021, the Bank reversed that reclassification and has presented them as Investment in associates. For additional information see Note 1 v) and Note 39.
(4)	Under this item, the Bank has recorded prepaid expense related to the Santander LATAM Pass program, which is consumed on a monthly basis in accordance with the client use of Bank’s transactional products and therefore the Bank assigned the respective LATAM Pass miles. In May 2020, LATAM Airlines Group S.A began a reorganization process under Chapter 11, with an aim to continue operating. LATAM has publicly stated its intention to honor all current and future tickets, as well as travel vouchers, miles and frequent flyer programs, which has been ratified by the bankruptcy court of New York (in charge of chapter 11). In addition, LATAM formalized two tranches of the DIP (Debtor in Possession) financing proposal for a total of USD 2,200 million, obtaining all resources necessary to continue operating during the crisis. In October 2020, the company made its first disbursement for US$1,150 million from the DIP financing, which represents 50% of the amount available and allowed to reestablish its operations and start preparing its reorganization plan. On January 27, 2021, the request made by LATAM to postpone the deadline for submitting its reorganization plan was approved. On November 26, 2021, LATAM submitted to the Bankruptcy court a Reorganization Plan supported by main stakeholders to strengthen the capital structure and long-term sustainability. The plan includes the injection of US$8,190 million through capital, convertible bonds and debt, which will allow the company to exit from Chapter 11 with appropriate capitalization to execute its business plan.
(5)	Net assets and liabilities fair value valuation subject to macro hedges. See Note 8.
(6)	Other assets mainly include settlement of derivatives and other financial transactions.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 17

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2021, and 2020, the composition of the line item time deposits and other liabilities is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Deposits and other demand liabilities
Checking accounts	14,385,633	11,342,648
Other deposits and demand accounts	1,773,233	1,583,183
Other demand liabilities	1,742,072	1,635,062
Subtotal	17,900,938	14,560,893

Time deposits and other time liabilities
Time deposits	9,926,507	10,421,872
Time savings account	195,570	153,330
Other time liabilities	8,978	6,589
Subtotal	10,131,055	10,581,791
Total	28,031,993	25,142,684

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 18

INTERBANK BORROWINGS

As of December 31, 2021 and 2020 the line item Interbank borrowings is as follows:

	As of December 31,
	2021 MCh$	2020 MCh$
Loans from financial institutions and the Central Bank of Chile	5,611,439	4,959,260
Loans from domestic financial institutions	1,226	217,102
Loans from foreign financial institutions
Banco Santander España	865,377	534,496
Bank of America	411,775	90,711
Sumitomo Mitsui Banking Corporation	389,676	35,628
Wells Fargo Bank NA	363,854	71,259
Citibank NA	259,620	46
The Bank of Nova Scotia	203,466	171,024
The Toronto Dominion Bank	136,904	-
The Bank of New York Mellon	106,485	106,860
Barclays Bank plc London	86,616	-
Commerzbank Ag	69,323	-
State Bank of India	60,901	36,013
HSBC Bank Plc	51,895	-
Standard Chartered Bank	51,616	3,207
The Bank of Montreal	48,859	-
Wachovia Bank NA	33,926	10,254
Banco Santander Singapur	17,737	-
Dz Bank Ag Deutsche Zentral	14,733	-
Bank of Communications	8,443	-
Bank of China	6,051	223
Banco Santander Hong Kong	5,315	7,960
Banque Nationale De Paris	2,806	-
Banco Santander Brasil	2,415	1,694
Korea Exchange Bank	1,545	760
Hong Kong and Shanghai Banking	1,500	1,399
Shanghai Pudong Development Bank	1,321	-
Banco Comercial Portugues	989	-
Banca Commerciale Italiana	932	88
Mizuho Bank	725	-
Ningbo Commercial Bank	556	-
Bank of Tokyo Mitsubishi	552	2,055
Deutsche Bank AG	530	-
HSBC Bank USA	517	-
Kookmin Bank	491	376
Banco Do Brasil	467	265
Yapi Ve Kredi Bankasi	417	-
Banco De Bogota	345	-
Commerce Bank Na	319	-
Icici Bank Limited	305	52
BBVA Bancomer	268	-
BBVA Uruguay	238	-
Unicredit	222	-
Bank of Baroda	213	124
Industrial and Commercial Bank	203	755
The Hongkong and Shanghai Bank	202	-
Banca Nazionale Del Lavoro	193	-
Bank of India	181	-
Credit Agricole Reims	171	-
Banco Santander Central Hispano	170	141
Industrial Bank Of Korea	169	-
Intesa Sanpaolo	161	-
Banco De La Nacion Argentina	159	30
Bank of East Asia	143	29
Turkiye Cumhuriyeti Ziraat Ban	141	-
First Union National Bank	132	60
Banco Bilbao Vizcaya Argentaria	125	-
Turkiye Is Bankasi	122	-
Subtotal	3,212,517	1,075,509

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 18

INTERBANK BORROWINGS, continued

	As of December 31,
	2021	2020
	MCh$	MCh$
Loans from foreign financial institutions, continued
China Construction Bank	119	38
Finans Bank	109	-
Agricultural Bank of China	104	18
Taiwan Cooperative Bank	92	227
Nanjing City Commercial Bank	89	-
Banco Itau Brasil	84	-
Fortis Bank	82	108
Canara Bank	72	61
Indian Overseas Bank	67	6
Credit Agricole Italia	67	33
Shanghai Commercial and Saving	61	1
Shinhan Bank	59	-
Banco De Credito Del Peru	58	-
Citic Industrial Bank	57	-
E. Sun Commercial Bank	57	11
Rabobank Nederland	57	-
Hua Nan Commercial Bank	54	200
Caixabank	51	58
Iccrea Banca	28	-
Turkiye Garanti Bankasi	19	-
Bancolombia	9	-
Banco Credicoop Cooperativo	6	-
Bankers Trust USA	-	-
Banca Monte Dei Paschi Di Siena	-	163
Banco De La Republica Oriental	-	74
Bank of East Asia, Limited	-	-
Hdfc Bank Limited	-	131
Kbc Bank Nv	-	68
Keb Hana Bank	-	156
Rabobank, Hong Kong Branch	-	79
United Bank of India	-	14
Woori Bank	-	15
Caja Madrid - Caja de Ahorros	-	862
Zurcher Kantonalbank	-	71,304
Arab Bank plc	-	41
Banco Bpm Spa	-	84
Banco Interamericano de Finanzas	-	20
Banco Popolare	-	14
Banco Popular Español	-	29
Bank Leumi Le Israel B.M.	-	128
Bankinter	-	31
Banque Bruxelles Lambert	-	174
Bper Banca	-	137
Caixa D’estalvis I Pensions de Barcelona	-	87
China Merchants Bank	-	231
Denizbank A.S. Istanbul	-	15
Habib Bank Limited	-	61
Habib Metropolitan Bank	-	13
JP Morgan Chase	-	1,571
Kotak Mahindra Bank Limited	-	49
Nova Ljubljanska Banka	-	7
U.S. Bank	-	248
Unicredito Italiano	-	161
Subtotal	1,401	76,728
Total	8,826,583	6,328,599

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 18

INTERBANK BORROWINGS, continued

a)	Loans from the Chilean Central Bank

In response to the COVID-19 pandemic, the Chilean Central Bank established two credit lines for banks to reinforce their liquidity: The first line of credit was the Credit Facility Conditioned to Increase of Loans (FCIC), whose objective was for banks to continue financing households and companies’ loans. The FCIC1 amounted to US$24 billion for the whole banking system and has maturities of up to 4 years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. The FCIC2 amounted to US$16 billion and was available only for banks who must previously had disbursed FCIC1. The FCIC3 was announced in January 2021 and amounted to US$10 billion. The second credit line was the Liquidity Credit line (LCL) and was an unsecured loan facility and had maturities of up to 2 years. In addition, the LCL was limited to the aggregate amount of the liquidity reserve requirements of each bank.

	As of December 31,
	2021	2020
	MCh$	MCh$

Due within 1 year	-	-
Due within 1 and 2 year	-	1,104,759
Due within 2 and 3 year	5,611,439	-
Due within 3 and 4 year	-	3,854,501
Due after 5 years	-	-
Total loans from Chilean Central Bank	5,611,439	4,959,260

b)	Loans from domestic financial institutions

These obligations’ maturities are as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$

Due within 1 year	1,226	217,102
Due within 1 and 2 year	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-
Total loans from domestic financial institutions	1,226	217,102

c)	Foreign obligations

	As of December 31,
	2021	2020
	MCh$	MCh$

Due within 1 year	3,213,918	1,116,570
Due within 1 and 2 year	-	35,667
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-
Total loans from foreign financial institutions	3,213,918	1,152,237

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2021 and 2020, composition of this item is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	-	-
Other domestic obligations	182,737	175,344
Foreign obligations	170	8,974
Subtotals	182,907	184,318
Issued debt instruments
Mortgage finance bonds	7,479	12,314
Senior bonds	6,846,834	6,749,989
Mortgage bond	81,110	84,335
Subordinated bonds	1,461,637	1,357,539
Subtotals	8,397,060	8,204,177
Total	8,579,967	8,388,495

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current, The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2021
	Current MCh$	Non-current MCh$	Total MCh$

Mortgage finance bonds	3,946	3,533	7,479
Senior bonds	1,158,301	5,688,533	6,846,834
Mortgage bond	6,041	75,069	81,110
Subordinated bonds	-	1,461,637	1,461,637
Issued debt instruments	1,168,288	7,228,772	8,397,060

Other financial liabilities	182,646	261	182,907

Total	1,350,934	7,229,033	8,579,967

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years, Loans are indexed to UF and create a yearly interest yield of 5.21% as of December 31, 2021 (5.20% as of December 31, 2020).

	As of December 31,
	2021	2020
	MCh$	MCh$
Due within 1 year	3,946	4,982
Due after 1 year but within 2 years	2,395	3,816
Due after 2 year but within 3 years	980	2,375
Due after 3 year but within 4 years	158	979
Due after 4 year but within 5 years	-	162
Due after 5 years	-	-
Total mortgage bonds	7,479	12,314

b)	Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2021	2020
	MCh$	MCh$
Santander bonds in UF	3,144,544	4,017,708
Santander bonds in USD	1,976,909	1,263,714
Santander bonds in CHF	850,924	466,738
Santander bonds in Ch$	311,060	639,489
Santander bonds in AUD	143,030	125,781
Current bonds in JPY	234,667	68,093
Santander bonds in EUR	185,700	168,466
Total senior bonds	6,846,834	6,749,989

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

In 2021, the Bank issued bonds for UF 4,000,000, USD 693,000,000, JPY 25,000,000,000 and CHF 340,000,000, detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
W1	UF	4,000,000	5 and 3 months	1.55% annual	02-04-2018	6,000,000	06-01-2025
Total	UF	4,000,000				6,000,000
US Bonds	USD	50,000,000	2 and 10 years	0.71% annual	02-25-2021	50,000,000	12-28-2023
US Bonds	USD	100,000,000	2 and 11 years	0.72% annual	02-25-2021	100,000,000	01-26-2024
US Bonds	USD	27,000,000	7 years	2.05% annual	06-09-2021	27,000,000	06-09-2028
US Bonds	USD	16,000,000	5 years	1.64% annual	07-15-2021	16,000,000	07-15-2026
US Bonds	USD	500,000,000	10 years	3.18% annual	10-21-2021	500,000,000	10-26-2031
Total		693,000,000				693,000,000
JPY Bonds	JPY	10,000,000,000	5 years	0.35% annual	05-13-2021	10,000,000,000	05-13-2026
JPY Bonds	JPY	2,000,000,000	4 years	0.40% annual	07-12-2021	2,000,000,000	07-12-2025
JPY Bonds	JPY	10,000,000,000	4 years	0.42% annual	07-13-2021	10,000,000,000	07-28-2025
JPY Bonds	JPY	3,000,000,000	4 and 5 months	0.48% annual	11-08-2021	3,000,000	05-18-2026
Total		25,000,000,000				25,000,000,000
CHF Bonds	CHF	150,000,000	6 years	0.33 annual	06-22-2021	150,000,000	06-22-2027
CHF Bonds	CHF	190,000,000	5 years	0.30 annual	10-12-2021	190,000,000	10-22-2026
Total		340,000,000				340,000,000

In 2020, the Bank issued bonds for UF 1,996,000 and USD 742,500,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
W1	UF	1,996,000	5 and 3 months	1.55% annual	02-04-2018	2,000,000	06-01-2025
Total	UF	1,996,000				2,000,000
US Bonds	USD	742,500,000	5 years	2.70% annual	01-07-2020	750,000,000	01-07-2025
Total	USD	742,500,000				750,000,000

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2021, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
02-18-2021	Senior	UF	8,000
02-18-2021	Senior	CLP	14,720,000,000
02-22-2021	Senior	CLP	500,000,000
02-22-2021	Senior	CLP	150,000,000
02-24-2021	Senior	UF	300,000
03-04-2021	Senior	UF	519,000
03-05-2021	Senior	CLP	300,000,00
03-05-2021	Senior	CLP	1,900,000,000
03-22-2021	Senior	UF	50,000
03-24-2021	Senior	UF	150,000
03-24-2021	Senior	UF	7,000
06-01-2021	Senior	UF	107,000
06-15-2021	Senior	UF	1,000
06-17-2021	Senior	CLP	970,000,000
06-23-2021	Senior	UF	105,000
06-23-2021	Senior	UF	50,000
06-24-2021	Senior	UF	21,000
06-24-2021	Senior	UF	278,000
06-24-2021	Senior	UF	20,000
06-24-2021	Senior	UF	100,000
07-06-2021	Senior	UF	1,000,000
07-07-2021	Senior	UF	340,000
07-09-2021	Senior	UF	312,000
07-20-2021	Senior	UF	194,000
07-21-2021	Senior	UF	150,000
07-21-2021	Senior	UF	100,000
07-22-2021	Senior	UF	100,000
07-22-2021	Senior	UF	25,000
07-22-2021	Senior	UF	57,000
08-09-2021	Senior	UF	4,500,000
08-10-2021	Senior	UF	710,000
08-13-2021	Senior	CLP	61,000,000,000
10-01-2021	Senior	CLP	5,950,000,000
10-05-2021	Senior	UF	704,000
10-05-2021	Senior	CLP	3,720,000,000
10-05-2021	Senior	UF	4,200,000,000
10-05-2021	Senior	UF	89,000
10-05-2021	Senior	UF	150,000
10-06-2021	Senior	UF	18,000
10-06-2021	Senior	UF	138,000
10-06-2021	Senior	UF	420,000
10-07-2021	Senior	UF	1,000,000
10-26-2021	Senior	UF	318,000
10-26-2021	Senior	UF	1,500,000
10-26-2021	Senior	UF	167,000
10-26-2021	Senior	UF	489,000
10-26-2021	Senior	UF	100,000
10-26-2021	Senior	CLP	50,600,000,000
10-27-2021	Senior	CLP	3,760,000,000
10-27-2021	Senior	UF	1,874,000
10-28-2021	Senior	CLP	12,340,000,000
10-29-2021	Senior	CLP	3,500,000,000
11-15-2021	Senior	UF	205,000
11-16-2021	Senior	CLP	30,000,000,000
12-06-2021	Senior	UF	119,000
12-06-2021	Senior	UF	20,000
12-07-2021	Senior	UF	31,000
12-09-2021	Senior	UF	10,000
12-15-2021	Senior	UF	340,000

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2020, the Bank performed a partial repurchase of the following bonds:

Date	Type	Currency	Amount
01-02-2020	Senior	UF	357,000
01-03-2020	Senior	UF	300,000
01-09-2020	Senior	UF	60,000
01-09-2020	Senior	UF	27,000
01-13-2020	Senior	CLP	50,000,000
01-14-2020	Senior	UF	109,000
01-14-2020	Senior	CLP	9,820,000,000
01-14-2020	Senior	UF	131,000
01-14-2020	Senior	UF	322,000
01-15-2020	Senior	USD	2,490,000
01-15-2020	Senior	UF	47,000
01-16-2020	Senior	CLP	400,000,000
01-16-2020	Senior	UF	1,000
01-17-2020	Senior	UF	28,000
01-20-2020	Senior	UF	74,000
01-21-2020	Senior	UF	171,000
01-21-2020	Senior	UF	181,000
01-21-2020	Senior	CLP	330,000,000
01-22-2020	Senior	CLP	11,430,000,000
01-24-2020	Senior	UF	2,000
01-29-2020	Senior	UF	1,000
01-29-2020	Senior	CLP	120,000,000
01-30-2020	Senior	CLP	10,000,000
01-31-2020	Senior	UF	40,000
02-06-2020	Senior	CLP	6,000,000,000
02-07-2020	Senior	CLP	1,180,000,000
02-11-2020	Senior	CLP	7,430,000,000
02-12-2020	Senior	CLP	2,520,000,000
02-13-2020	Senior	CLP	10,000,000,000
02-17-2020	Senior	UF	2,000
02-17-2020	Senior	UF	15,000
02-18-2020	Senior	UF	50,000
02-18-2020	Senior	UF	4,000
02-20-2020	Senior	UF	350,000
02-20-2020	Senior	UF	115,000
02-21-2020	Senior	UF	57,000
02-21-2020	Senior	UF	24,000
02-24-2020	Senior	UF	250,000
02-24-2020	Senior	UF	10,000
02-26-2020	Senior	UF	169,000
02-26-2020	Senior	UF	1,000
02-27-2020	Senior	UF	180,000
02-27-2020	Senior	UF	11,000
02-27-2020	Senior	CLP	6,750,000,000
03-02-2020	Senior	UF	1,000
03-05-2020	Senior	UF	2,000
03-09-2020	Senior	UF	261,000
03-09-2020	Senior	UF	150,000
03-11-2020	Senior	UF	2,000
03-17-2020	Senior	UF	850,000
03-18-2020	Senior	UF	150,000
03-19-2020	Senior	US$	5,000,000
03-23-2020	Senior	UF	95.000
03-23-2020	Senior	USD	5.000.000
03-24-2020	Senior	CLP	1.250.000.000
03-30-2020	Senior	UF	62.000
03-31-2020	Senior	UF	360.000

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

Date	Type	Currency	Amount
03-31-2020	Senior	UF	5.000
04-01-2020	Senior	CLP	1.000.000.000
04-02-2020	Senior	UF	5.184.000
04-02-2020	Senior	CLP	16.710.000.000
04-03-2020	Senior	CLP	32.800.000.000
04-03-2020	Senior	UF	27.000
04-06-2020	Senior	CLP	101.400.000.000
04-06-2020	Senior	UF	157.000
04-06-2020	Senior	USD	10.000.000
04-07-2020	Senior	CLP	3.990.000.000
04-07-2020	Senior	UF	6.659.000
04-07-2020	Senior	USD	10.000.000
04-08-2020	Senior	CLP	210.000.000
04-13-2020	Senior	CLP	970.000.000
04-14-2020	Senior	CLP	2.000.000.000
04-17-2020	Senior	CLP	11.900.000.000
05-05-2020	Senior	USD	49.000.000
05-14-2020	Senior	USD	47.000.000
06-02-2020	Senior	CLP	6.020.000.000
06-03-2020	Senior	UF	100.000
06-03-2020	Senior	CLP	10.750.000.000
06-05-2020	Senior	USD	5.000.000
06-08-2020	Senior	CLP	23.000.000.000
06-12-2020	Senior	CLP	150.000.000
06-16-2020	Senior	CHF	12.160.000
06-17-2020	Senior	CHF	36.785.000
06-19-2020	Senior	CLP	112.490.000.000
06-22-2020	Senior	CLP	1.500.000.000
06-26-2020	Senior	CLP	3.500.000.000
07-02-2020	Senior	CLP	4.620.000.000
07-10-2020	Senior	CHF	2.000.000
07-10-2020	Senior	CLP	500.000.000
07-15-2020	Senior	CLP	490.000.000
07-17-2020	Senior	UF	1.000
07-17-2020	Senior	CLP	29.780.000.000
08-13-2020	Senior	UF	345.000
08-14-2020	Senior	USD	3.350.000
08-21-2020	Senior	UF	100.000
08-21-2020	Senior	UF	77.000
08-24-2020	Senior	UF	11.000
08-25-2020	Senior	UF	14.000
09-09-2020	Senior	UF	24.000
09-09-2020	Senior	UF	70.000
09-09-2020	Senior	UF	45.000
09-10-2020	Senior	UF	210.000
09-23-2020	Senior	USD	5.000.000
09-28-2020	Senior	UF	50.000
09-29-2020	Senior	UF	1.000
09-30-2020	Senior	UF	43.000
10-01-2020	Senior	UF	4,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	CLP	50,000,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	UF	1,000
10-15-2020	Senior	UF	2,000
10-20-2020	Senior	CHF	2,000,000
10-01-2020	Senior	USD	5,153,000

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

Date	Type	Currency	Amount
10-19-2020	Senior	USD	20,000,000
11-16-2020	Senior	USD	1,000,000
11-18-2020	Senior	USD	10,000,000
11-15-2020	Senior	USD	477,510,000

ii.	The maturities of senior bonds are as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Due within 1 year	1,158,301	1,124,558
Due after 1 year but within 2 years	511,144	1,047,241
Due after 2 year but within 3 years	1,285,409	742,081
Due after 3 year but within 4 years	1,549,769	1,228,524
Due after 4 year but within 5 years	616,750	1,250,897
Due after 5 years	1,725,461	1,356,688
Total senior bonds	6,846,834	6,749,989

c)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2021 MCh$	2020 MCh$
Mortgage bonds in UF	81,110	84,335
Total mortgage bonds	81,110	84,335

i.	Allocation of mortgage bonds

During 2021 and 2020, the Bank has not placed any mortgage bonds.

ii.	The maturities of Mortgage bonds are as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Due within 1 year	6,041	5,465
Due after 1 year but within 2 years	9,698	8,773
Due after 2 year but within 3 years	10,011	9,056
Due after 3 year but within 4 years	10,334	9,348
Due after 4 year but within 5 years	10,667	9,649
Due after 5 years	34,359	42,044
Total Mortgage bonds	81,110	84,335

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

d)	Subordinated bonds

Detail of the subordinated bonds per currency is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Subordinated bonds denominated in USD	230,118	202,634
Subordinated bonds denominated in UF	1,231,519	1,154,905
Total subordinated bonds	1,461,637	1,357,539

i.	Placement of subordinated bonds

During 2021, the Bank did not issue any subordinated bonds.

As of December 31, 2020, the Bank issued bonds for USD200,000,000 and UF11,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
USD Bond	USD	200,000,000	10 years	3.79%	01-21-2020	200,000,000	01-21-2030
Total USD		200,000,000				200,000,000
USTDH20914	UF	3,000,000	14 years y 5 months	3.00%	04-07-2020	3,000,000	09-01-2034
USTDH30914	UF	3,000,000	19 years y 5 months	3.15%	04-07-2020	3,000,000	09-01-2039
USTDW20320	UF	5,000,000	15 years y 3 months	3.50%	06-19-2020	5,000,000	09-01-2035
Total UF		11,000,000				11,000,000

ii.	The maturities of Subordinated bonds are as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	180,439	-
Due after 5 years	1,281,198	1,357,539
Total subordinated bonds	1,461,637	1,357,539

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

e)	Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,
	2021	2020
	MCh$	MCh$
Non-current portion:
Due after 1 year but within 2 years	48	42
Due after 2 year but within 3 years	53	47
Due after 3 year but within 4 years	58	50
Due after 4 year but within 5 years	57	55
Due after 5 years	45	96
Non-current portion subtotal	261	290
Current portion:
Amounts due to credit card operators	149,894	134,790
Acceptance of letters of credit	159	1,460
Other long-term financial obligations, short-term portion	32,593	47,778
Current portion subtotal	182,646	184,028

Total other financial liabilities	182,907	184,318

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 20

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2021 and 2020, the detail of the maturities of assets and liabilities is as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
As of December 31, 2021	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	2,881,558	-	-	-	2,881,558	-	-	-	-	2,881,558
Cash items in process of collection	390,271	-	-	-	390,271	-	-	-	-	390,271
Financial assets held for trading	-	698	67	-	765	24,341	38,644	9,597	72,582	73,347
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	186,546	318,606	1,185,220	1,690,372	2,222,851	2,172,208	4,038,176	8,433,235	10,123,607
Loans and accounts receivables at amortized cost (1)	194,086	1,563,103	1,695,151	3,792,426	7,244,766	5,077,346	665,057	23,541,893	29,284,296	36,529,062
Debt instruments at amortized cost (2)	-	-	-	-	-	429,630	4,262,811	-	4,692,441	4,692,441
Loans and account receivable at FVOCI (3)	-	-	-	-	-	61,993	32,756	4,894	99,643	99,643
Debt instruments at FVOCI	-	3,259,823	90	309,831	3,569,744	89,127	306,049	1,838,219	2,233,395	5,803,139
Equity instruments at FVOCI	-	-	-	-	-	-	-	189	189	189
Guarantee deposits (margin accounts)	1,988,410	-	-	-	1,988,410	-	-	-	-	1,988,410
Total financial assets	5,454,325	5,010,170	2,013,914	5,287,477	17,765,886	7,905,288	7,477,525	29,432,968	44,815,781	62,581,667
Financial liabilities
Deposits and other demand liabilities	17,900,938	-	-	-	17,900,938	-	-	-	-	17,900,938
Cash items in process of being cleared	379,934	-	-	-	379,934	-	-	-	-	379,934
Obligations under repurchase agreements	-	86,634	-	-	86,634	-	-	-	-	86,634
Time deposits and other time liabilities	204,548	5,211,798	2,642,651	1,902,664	9,961,661	108,510	39,728	21,156	169,394	10,131,055
Financial derivative contracts	-	195,808	348,382	987,403	1,531,593	2,948,206	2,294,608	4,096,834	9,339,648	10,871,241
Interbank borrowings	100,135	218,528	606,255	2,290,225	3,215,143	5,611,440	-	-	5,611,440	8,826,583
Issued debt instruments	-	7,375	289,466	871,447	1,168,288	1,819,637	2,368,118	3,041,017	7,228,772	8,397,060
Lease liabilities	182,442	69	101	34	182,646	101	115	45	261	182,907
Other financial liabilities	-	-	-	23,391	23,391	45,121	35,248	36,035	116,404	139,795
Guarantees received (margin accounts)	857,679	-	-	-	857,679	-	-	-	-	857,679
Total financial liabilities	19,625,676	5,720,212	3,886,855	6,075,164	35,307,907	10,533,015	4,737,817	7,195,087	22,465,919	57,773,826

(1)	Loans and accounts receivables at amortized cost are presented on a gross basis, the amount of allowance is Ch$1,051,434 million.
(2)	Debt instruments at amortized cost are presented on a gross basis, the amount of allowance is Ch$711 million.
(3)	Loans and accounts receivables at FVOCI are presented on a gross basis, the amount of allowance is Ch$268 million.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 20

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
As of December 31, 2020	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	2,803,288	-	-	-	2,803,288	-	-	-	-	2,803,288
Cash items in process of collection	452,963	-	-	-	452,963	-	-	-	-	452,963
Financial assets held for trading	-	680	2,630	499	3,809	633	18,257	111,019	129,909	133,718
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	385,231	401,486	795,881	1,582,598	1,723,334	1,692,142	4,034,011	7,449,487	9,032,085
Loans and accounts receivables at amortized cost (1)	170,214	1,246,271	1,443,659	3,664,841	6,524,985	3,659,994	293,785	23,861,129	27,814,908	34,339,893
Loans and account receivable at FVOCI (2)				5,405	5,405		16,243	49,037	65,280	70,685
Debt instruments at FVOCI	-	1,006,983	493	188,977	1,196,453	205,150	2,378,752	3,382,187	5,966,089	7,162,542
Equity instruments at FVOCI	-	-	-	-	-	-	-	548	548	548
Guarantee deposits (margin accounts)	608,359	-	-	-	608,359	-	-	-	-	608,359
Total financial assets	4,034,824	2,639,165	1,848,268	4,655,603	13,177,860	5,589,111	4,399,179	31,437,931	41,426,221	54,604,081

Financial liabilities
Deposits and other demand liabilities	14,560,893	-	-	-	14,560,893	-	-	-	-	14,560,893
Cash items in process of being cleared	361,631	-	-	-	361,631	-	-	-	-	361,631
Obligations under repurchase agreements	-	969,808	-	-	969,808	-	-	-	-	969,808
Time deposits and other time liabilities	159,918	5,843,682	2,912,985	1,434,246	10,350,831	163,053	44,384	23,523	230,960	10,581,791
Financial derivative contracts	-	386,690	445,376	931,358	1,763,424	1,552,482	1,708,509	3,994,245	7,255,236	9,018,660
Interbank borrowings	16,832	238,414	222,992	855,434	1,333,672	1,140,426	3,854,501	-	4,994,927	6,328,599
Issued debt instruments	-	344,732	447,117	343,156	1,135,005	1,813,341	2,499,560	2,756,271	7,069,172	8,204,177
Lease liabilities	144,478	38,148	1,375	27	184,028	89	105	96	290	184,318
Other financial liabilities	-	-	-	25,526	25,526	44,933	35,679	43,447	124,059	149,585
Guarantees received (margin accounts)	624,205	-	-	-	624,205	-	-	-	-	624,205
Total financial liabilities	15,867,957	7,821,474	4,029,845	3,589,747	31,309,023	4,714,324	8,142,738	6,817,582	19,674,644	50,983,667

(1)	Loans and accounts receivables at amortized cost are presented on a gross basis, the amount of allowance is Ch$1,036,793 million.
(2)	Loans and accounts receivables at FVOCI are presented on a gross basis, the amount of allowance is Ch$1,354 million.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 21

PROVISIONS AND CONTINGENT PROVISIONS

a)	As of December 31, 2021 and 2020, the composition is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$

Provisions for personnel salaries and expenses	110,621	104,270
Provisions for mandatory dividends	253,640	164,284
Provision for interest of perpetual bonds	4,995	-
Provisions for contingent loan	40,357	28,247
Provision for contingencies	55,236	33,863
Total	464,849	330,664

b)	Below is the activity regarding provisions during the years ended December 31, 2021, 2020 and 2019:

	Personnel salaries and expenses	Mandatory Dividend	Interest of perpetual bonds	Contingent loan	Contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	104,270	164,284	-	28,247	33,863	330,664
Provisions established	90,363	253,640	4,995	73,201	32,269	454,468
Application of provisions	(80,768)	-	-	-	-	(80,768)
Provisions released	(1,836)	(164,284)	-	(63,654)	(10,896)	(240,670)
Other	(1,408)	-	-	2,563	-	1,155
Balances as of December 31, 2021	110,621	253,640	4,995	40,357	55,236	464,849

Balances as of January 1, 2020	101,223	185,727	-	23,240	15,940	326,130
Provisions established	76,281	164,284	-	14,683	25,367	280,615
Application of provisions	(71,481)	-	-	-	-	(71,481)
Provisions released	(1,755)	(185,727)	-	(9,676)	(7,444)	(204,602)
Other	2	-	-	-	-	2
Balances as of December 31, 2020	104,270	164,284	-	28,247	33,863	330,664

Balances as of January 1, 2019	93,379	178,600	-	23,709	9,583	305,271
Provisions established	78,316	185,727	-	15,879	28,373	308,295
Application of provisions	(70,385)	-	-	-	(155)	(70,540)
Provisions released	(552)	(178,600)	-	(16,348)	(21,861)	(217,361)
Other	465	-	-	-	-	465
Balances as of December 31, 2019	101,223	185,727	-	23,240	15,940	326,130

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 21

PROVISIONS AND CONTINGENT PROVISIONS, continued

c)	Provisions for personnel salaries and expenses includes:

	As of December 31,
	2021	2020
	MCh$	MCh$

Provision for seniority compensation	7,638	6,658
Provision for stock-based personnel benefits	-	-
Provision for performance bonus	73,960	65,786
Provision for vacations	28,553	29,307
Provision for other personnel benefits	470	2,519
Total	110,621	104,270

d)	Provisions for contingent loan risk

Provision for contingent loan arise from contingent liabilities and loan commitments. Provisions for ECL risks in respect of contingent loan are included in ECL allowance in the income statements for the year.

An analysis of changes in the corresponding ECL allowance as of December 31, 2021 and 2020 is as follows:

	December 31, 2021
	Stage 1	Stage 2	Stage 3	TOTAL
ECL allowance at January 1, 2021	13,825	6,315	8,107	28,247
Transfer
Transfers from stage 1 to stage 2	(1,303)	4,714	-	3,411
Transfers from stage 1 to stage 3	(70)	-	2,876	2,806
Transfers from stage 2 to stage 3	-	(217)	4,990	4,773
Transfers from stage 2 to stage 1	1,323	(4,551)	-	(3,228)
Transfers from stage 3 to stage 2	-	217	(1,699)	(1,482)
Transfers from stage 3 to stage 1	12	-	(469)	(457)
Net changes on financial assets	9,058	3,120	(6,074)	6,104
Write-off	-	-	-	-
Other adjustments	184	1	(2)	183
At December 31, 2021	23,029	9,599	7,729	40,357

	December 31, 2020
	Stage 1	Stage 2	Stage 3	TOTAL
ECL allowance at January 1, 2020	14,636	768	7,836	23,240
Transfer
Transfers from stage 1 to stage 2	(4,887)	15,227	-	10,340
Transfers from stage 1 to stage 3	(76)	-	2,840	2,764
Transfers from stage 2 to stage 3	-	(221)	4,559	4,338
Transfers from stage 2 to stage 1	2,852	(9,569)	-	(6,717)
Transfers from stage 3 to stage 2	-	240	(1,940)	(1,700)
Transfers from stage 3 to stage 1	14	-	(444)	(430)
Net changes on financial assets	2,079	(189)	(4,743)	(2,853)
Write-off	-	-	-	-
Other adjustments	(793)	59	(1)	(735)
At December 31, 2020	13,825	6,315	8,107	28,247

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 22

OTHER LIABILITIES

The other liabilities line item is as follows:

	As of December 31,
	2021 MCh$	2020 MCh$
Accounts and notes payable	259,138	227,518
Income received in advance	798	828
Macro-hedge valuation adjustment (1)	68,524	51,089
Guarantees received (margin accounts) (2)	857,679	624,205
Notes payable through brokerage and simultaneous transactions	47,921	12,504
Other payable obligations	286,449	139,622
Withholding VAT	21,909	14,129
Accounts payable insurance companies	12,558	13,911
Other liabilities	51,650	82,047
Total	1,606,626	1,165,853

(1)	Valuation balances of net assets and liabilities at market value subject to macro-hedging.
(2)	Guarantee deposits (margin accounts) correspond to collateral associated to derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 23

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business, As of December 31, 2021, the Bank and its subsidiaries have provisions for this item of Ch$1,395 million (Ch$1,024 million as of December 31, 2020) which is included in “Provisions” in the Consolidated Statements of Financial Position as provisions for contingencies.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2021	2020
	MCh$	MCh$
Letters of credit issued	323,531	165,119
Foreign letters of credit confirmed	53,777	82,779
Performance guarantee	1,390,410	1,090,643
Personal guarantees	579,051	441,508
Total contingent liabilities	2,346,769	1,780,049
Available on demand credit lines	8,986,535	8,391,414
Other irrevocable credit commitments	265,517	406,234
Total loan commitment	9,252,052	8,797,648
Total	11,598,821	10,577,697

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Third party operations
Collections	109,465	83,392
Transferred financial assets managed by the Bank	16,987	18,017
Assets from third parties managed by the Bank and its affiliates	1,307,727	1,352,032
Subtotal	1,434,179	1,453,441
Custody of securities
Securities held in custody	7,022,067	11,022,790
Securities held in custody deposited in other entity	820,948	808,186
Issued securities held in custody	9,713,122	10,461,847
Subtotal	17,556,137	22,292,823
Total	18,990,316	23,746,264

As of December 31, 2021, the Bank has classified the portfolios managed by private banking into “Assets from third parties managed by the Bank and its affiliates” (memo account). At the end of December 2021, the balance for this was Ch$1,307,692 million (Ch$1,351,997 million at December 31, 2020).

d)	Guarantees

Banco Santander-Chile has an integral bank policy of coverage of Official Loyalty N°5077934 in force with the company Compañía de Seguros Chilena Consolidada S.A., coverage for USD50,000,000 per claim with an annual limit of USD100,000,000, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2022. This guarantee has an annual renewal clause.

e)	Contingent loans and liabilities

The Bank took on several contingent loans and liabilities, to satisfy its clients’ needs, that are not be recognized in the Consolidated Financial Statements of Financial Position; these contain loan risks and they are, therefore, part of the Bank’s global risk.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 24

EQUITY

a)	Capital

As of December 31, 2021, and 2020 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$ 891,303 million. All shares have the same rights and have no preferences or restrictions.

The activity with respect to shares during 2021, 2020 and 2019 was as follows:

	SHARES As of December 31,
	2021	2020	2019
Issued as of January 1	188,446,126,794	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-	-
Issuance of outstanding shares	-	-	-
Stock options exercised	-	-	-
Issued as of December 31,	188,446,126,794	188,446,126,794	188,446,126,794

As of December 31, 2021, 2020 and 2019 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of December 31, 2021, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	20,710,338,871	20,710,338,871	10.99
Banks on behalf of third parties	17,318,500,798	-	17,318,500,798	9.19
Pension funds (AFP) on behalf of third parties	11,949,134,854	-	11,949,134,854	6.34
Stock brokers on behalf of third parties	5,870,596,720	-	5,870,596,720	3.12
Other minority holders	6,004,554,283	-	6,004,554,283	3.18
Total	167,735,787,923	20,710,338,871	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

As of December 31, 2020, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	22,450,671,671	22,450,671,671	11.91
Banks on behalf of third parties	15,925,407,468	-	15,925,407,468	8.45
Pension funds (AFP) on behalf of third parties	9,929,343,874	-	9,929,343,874	5.27
Stock brokers on behalf of third parties	6,892,162,980	-	6,892,162,980	3.66
Other minority holders	6,655,539,533	-	6,655,539,533	3.53
Total	165,995,455,123	22,450,671,671	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 24

EQUITY, continued

As of December 31, 2019, the shareholder composition was as follows:

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

During 2021, on the Shareholders Meeting held in April, it was agreed to capitalize on reserves 40% of retained earnings from previous years, equivalent to MCh$206,979 (MCh$ 220,838 and MCh$ 236,761 in the year 2020 and 2019 respectively).

c)	Dividends

The distribution of dividends is detailed in the Consolidated Statements of Changes in Equity.

d)	As of December 31, 2021, 2020 and 2019 the basic and diluted earnings per share were as follows:

	As of December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$

a) Basic earnings per share
Total attributable to the shareholders of the Bank	845,645	547,614	619,091
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	4,487	2.906	3.285
Basic earnings per share from continuing operations (in Ch$)	4,487	2.906	3.276
Basic earnings per share from discontinued operations (in Ch$)	-	-	0.009

b) Diluted earnings per share
Total attributable to the shareholders of the Bank	845,645	547,614	619,091
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	4,487	2,906	3,285
Diluted earnings per share from continuing operations (in Ch$)	4,487	2,906	3,276
Diluted earnings per share from discontinued operations (in Ch$)	-	-	0.009

As of December 31, 2021, 2020 and 2019 the Bank does not own instruments with dilutive effects.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 24

EQUITY, continued

e)	Other comprehensive income from available for sale investments and cash flow hedges:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$

Debt instruments at FVOCI
As of January 1,	102,855	29,184	6,962
Gain (losses) on the re-measurement of debt instruments at FVOCI, before tax	(233,109)	30,062	(17,775)
Recycling from other comprehensive income to income for the year	18,031	43,609	39,997
Subtotals	(215,078)	73,671	22,222
Total	(112,223)	102,855	29,184

Cash flow hedges
As of January 1,	(136,765)	(40,435)	9,803
Gains (losses) on the re-measurement of cash flow hedges, before tax	(211,122)	(93,182)	(49,163)
Recycling adjustments on cash flow hedges, before tax	(25,694)	(3,148)	(1,075)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-	-
Subtotals	(236,816)	(96,330)	(50,238)
Total	(373,581)	(136,765)	(40,435)

Other comprehensive income, before taxes	(485,804)	(33,910)	(11,251)

Income tax related to other comprehensive income components
Income tax relating to debt instruments at FVOCI	31,650	(27,464)	(7,756)
Income tax relating to cash flow hedges	100,867	36,927	10,918
Total	132,517	9,463	3,162

Other comprehensive income, net of tax	(353,287)	(24,447)	(8,089)
Attributable to:
Shareholders of the Bank	(353,849)	(25,293)	(8,856)
Non-controlling interest	562	846	767

The Bank expects that the results included in “Other comprehensive income” will be reclassified to profit or loss when the specific conditions have been met.

f)	Other equity instruments issued other than capital

On October 2021, the Bank issued a perpetual bond. As of December 31, 2021, the amount was as follow:

	As of December 31,
	2021	2020
	MCh$	MCh$

Perpetual bond	598,136	-

Totals	598,136	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 24

EQUITY, continued

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current, the Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2021
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Perpetual bond	-	598,136	598,136

Total	-	598,136	598,136

The detail of perpetual bond is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$

US$ Bonds	598,136	-
Total	598,136	-

The placement of perpetual bond is as follows:

Series	Currency	Amount	Terms (years)	Annual Interest Rate	Issuance date	Principal Amount	Maturity date
AT1 Bond	USD	700,000,000	-	4.63 annual	10-21-2021	700,000,000	-
Total USD		700,000,000				700,000,000

During 2021, no partial bond repurchases have been made.

As of December 31, 2021, the Bank accounted for transaction costs including issuance expenses for MCh$5,649, which are being deferred and amortized. The deferred expense for 2021 amounted to MCh$203.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 25

NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of December 31,	Non- controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
2021	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	179	5	-	-	-	5
Santander Corredores de Bolsa Limitada	49.41	22,970	717	(238)	65	(173)	544
Santander Asesorías Financieras Limitada	0.97	513	21	(152)	41	(111)	(90)
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.49	1,631	(1,270)	-	-	-	(1,270)
Santander Consumer Chile S.A.	49.00	39,080	9,386	-	-	-	9,386
Subtotal		64,374	8.859	(390)	106	(284)	8.575
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,820	139	-	-	-	139
Bansa Santander S.A.	100.00	21,010	1,096	-	-	-	1,096
Multiplica Spa	100.00	4.156	(133)	-	-	-	(133)
Subtotal		29,986	1,102	-	-	-	1,102
Total		94,360	9,961	(390)	106	(284)	9.677

				Other comprehensive income
As of December 31,	Non- controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
2020	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	174	(4)	(4)	1	(3)	(7)
Santander Corredores de Bolsa Limitada	49.41	22,614	351	(38)	9	(29)	322
Santander Asesorías Financieras Limitada	0.97	493	(5)	152	(41)	111	106
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	2,902	(880)	-	-	-	(880)
Santander Consumer Chile S.A.	49.00	29,649	5,619	-	-	-	5,619
Subtotal		55,834	5,081	110	(31)	79	5,160
Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,808	(127)	-	-	-	(127)
Bansa Santander S.A.	100.00	19,565	349	-	-	-	349
Multiplica Spa	100.00	4,476	(187)	-	-	-	(187)
Subtotal		28,849	35				35
Total		84,683	5,116	110	(31)	79	5,195

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 25

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31,	Non- controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
2019	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0,25	178	6	1	-	1	7
Santander Corredores de Bolsa Limitada	49,41	22,301	625	(261)	71	(190)	435
Santander Asesorías Financieras Limitada (1)	0,97	498	9	-	-	-	9
Santander S.A. Sociedad Securitizadora	0,36	2	-	-	-	-	-
Klare Corredora de Seguros S.A.	49,90	3,782	(503)	-	-	-	(503)
Santander Consumer Chile S.A. (2)	49,00	24,564	1,544	-	-	-	1,544
Subtotal		51,325	1,681	(260)	71	(189)	1,492
Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	3,777	1,031	-	-	-	1,031
Bansa Santander S.A.	100,00	20,051	(486)	-	-	-	(486)
Multiplica Spa	100,00	4,480	(4)	-	-	-	(4)
Subtotal		28,308	541				541

Total		79,633	2,222	(260)	71	(189)	2,033

(1)	Formerly Santander Agente de Valores Limitada.
(2)	On November 27, 2019, the Bank acquired 51% of Santander Consumer S.A., and the remaining 49% is accounted as non-controlling interest.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 25

NON-CONTROLLING INTEREST, continued

b) The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or conforming accounting policy adjustments:

	As of December 31,
	2021				2020				2019
	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	88,492	13,388	69,129	1,975	79,936	10,777	70,554	(1,395)	82,918	12,372	68,159	2,387
Santander Corredores de Bolsa Limitada	98,496	51,649	45,396	1,451	94,802	49,038	45,053	711	1,479,974	1,434,843	43,866	1,265
Santander Asesorias Financieras Limitada	54,731	1,683	50,900	2,148	52,070	1,142	51,454	(526)	51,505	51	50,481	973
Santander S.A. Sociedad Securitizadora	810	463	455	(108)	630	175	547	(92)	636	88	639	(91)
Klare Corredora de Seguros S.A.	3,952	681	5,816	(2,545)	6,415	599	7,579	(1,763)	8,303	724	8,586	(1,007)
Santander Consumer Chile S.A.	742,700	662,945	60,588	19,167	693,992	633,177	49,348	11,467	505,059	452,528	39,951	12,580
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	78,523	67,301	48,990	(7,768)	16,448	1,185	16,273	(1,010)	-	-		-
Santander Gestión de Recaudación y Cobranzas Ltda.	6,636	1,816	4,681	139	7,789	3,108	4,808	(127)	8,200	3,392	3,777	1,031
Bansa Santander S.A.	103,927	82,917	19,914	1,096	84,496	64,582	19,565	349	87,607	68,042	20,051	(486)
Multiplica Spa	4,409	253	1,289	(133)	4,336	47	4,476	(187)	4,480	4	4,480	(4)
TOTAL	1,178,676	883,096	280,158	15,422	1,040,914	763,830	269,657	7,427	2,228,682	1,972,044	239,990	16,648

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 26

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting (see c).

a)	For the years ended December 31, 2021, 2020 and 2019 the income from interest, was attributable to the following items:

	For the years ended December 31,
	2021				2020				2019
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	190	-	-	190	124	-	-	124	718	-	-	718
Interbank loans	429	-	-	429	36	-	-	36	1,263	-	-	1,263
Commercial loans	665,226	405,963	9,880	1,081,069	722,116	174,360	10,207	906,683	780,284	160,462	16,478	957,224
Mortgage loans	337,669	838,851	852	1,177,372	322,687	314,777	491	637,955	349,663	283,820	455	633,938
Consumer loans	475,133	559	5,534	481,226	564,363	338	5,245	569,946	593,705	384	8,107	602,196
Investment instruments	102,389	110,510	-	212,899	69,276	36,141	-	105,417	71,150	26,169	-	97,319
Other interest income	6,119	8,629	-	14,748	9,078	4,384	-	13,462	18,387	3,592	-	21,979

Interest income not including income from hedge accounting	1,587,155	1,364,512	16,266	2,967,933	1,687,680	530,000	15,943	2,233,623	1,815,170	474,427	25,040	2,314,637

b)	For the years ended December 31, 2021, 2020 and 2019, the expense from interest expense, excluding expense from hedge accounting, is as follows:

	For the years ended December 31,
	2021			2020			2019
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(14,533)	(4,938)	(19,471)	(13,576)	(1,526)	(15,102)	(14,018)	(1,508)	(15,526)
Repurchase agreements	(839)	-	(839)	(1,899)	-	(1,899)	(9,710)	-	(9,710)
Time deposits and liabilities	(88,949)	(20,451)	(109,400)	(141,091)	(20,876)	(161,967)	(335,307)	(27,172)	(362,479)
Interbank loans	(43,559)	-	(43,559)	(45,103)	-	(45,103)	(50,354)	-	(50,354)
Issued debt instruments	(192,789)	(302,578)	(495,367)	(232,551)	(140,095)	(372,646)	(250,512)	(145,487)	(395,999)
Other financial liabilities	(560)	(25)	(585)	(637)	(11)	(648)	(1,310)	(33)	(1,343)
Lease contracts	(2,283)	-	(2,283)	(2,651)	-	(2,651)	(2,965)	-	(2,965)
Other interest expense	(2,955)	(33,001)	(35,956)	(9,576)	(14,722)	(24,298)	(16,651)	(11,300)	(27,951)
Interest expense not including expenses from hedge accounting	(346,467)	(360,993)	(707,460)	(447,084)	(177,230)	(624,314)	(680,827)	(185,500)	(866,327)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 26

INTEREST INCOME, continued

c)	For the years ended December 31, 2021, 2020 and 2019, the income and expense from interest is as follows:

	For the years ended December 31,
	2021	2020	2019
Items	MCh$	MCh$	MCh$

Interest income not including income from hedge accounting	2,967,933	2,233,623	2,314,637
Interest expense not including expense from hedge accounting	(707,460)	(624,314)	(866,327)

Net Interest income (expense) from hedge accounting	2,260,473	1,609,309	1,448,310

Hedge accounting (net)	(449,122)	(15,461)	(31,346)

Total net interest income	1,811,351	1,593,848	1,416,964

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 27

FEES AND COMMISSIONS

This item includes the amount of fees earned and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	7,602	7,428	10,315
Fees and commissions for guarantees and letters of credit	39,010	36,277	35,039
Fees and commissions for card services	273,641	196,308	225,702
Fees and commissions for management of accounts	39,581	34,825	35,949
Fees and commissions for collections and payments	26,871	23,242	33,355
Fees and commissions for intermediation and management of securities	10,750	11,272	10,154
Insurance brokerage fees	43,898	39,764	49,664
Office banking	17,823	15,119	13,655
Fees for other services rendered	49,178	44,072	47,331
Other fees earned	70,250	42,855	37,494
Total	578,604	451,162	498,658

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(168,077)	(123,011)	(171,513)
Fees and commissions for securities transactions	(4,860)	(896)	(1,001)
Office banking	(2,115)	(2,078)	(1,860)
Interbank services	(34,143)	(24,957)	(19,839)
Other fees	(36,658)	(32,942)	(17,359)
Total	(245,853)	(183,884)	(211,572)

Net fees and commissions income	332,751	267,278	287,086

The fees earned in transactions with letters of credit are presented in the Consolidated Statements of Income in the line item “Interest income”.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 27

FEES AND COMMISSIONS, continued

The income and expenses for the commissions of the business segments and the calendar for the recognition of income from ordinary activities are presented below:

	Segments					Revenue recognition calendar for ordinary activities
As of December 31,	Individuals and PYMEs	Companies and Institutions	Global Investment Banking	Others	Total	Transferred over time	Transferred at a point in time	Accrual model
2021	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commission income
Commissions for lines of credit and overdrafts	6,284	835	430	53	7,602	7.602	-	-
Commissions for guarantees and letters of credit	11,620	19,281	7,983	126	39,010	39.010	-	-
Commissions for card services	258,971	11,223	3,401	46	273,641	58.186	215.455	-
Commissions for account management	35,933	2,496	1,149	3	39,581	39.581	-	-
Commissions for collections, collections and payments	24,615	1,561	653	42	26,871	-	12.498	14.373
Commissions for intermediation and management of values	3,687	355	5,790	918	10,750	-	10.750	-
Remuneration for insurance commercialization	43,995	-	3	(100)	43,898	-	-	43.898
Office banking	12,493	4,494	836	-	17,823	-	17.823	-
Other remuneration for services rendered	45,278	3,306	581	13	49,178	-	49.178	-
Other commissions earned	34,656	12,878	23,785	(1,069)	70,250	-	70.250	-
Total	477,532	56,429	44,611	32	578,604	144.379	375.954	58.271

Commission expenses
Remuneration for card operation	(160,982)	(6,035)	(1,053)	(7)	(168,077)	-	(93.019)	(75.058)
Commissions per transaction with securities	-	-	(2,744)	(2,116)	(4,860)	-	(4.860)	-
Office banking	(4,237)	73	2,049	-	(2,115)	-	(2.115)	-
Interbank services	(24,230)	(4,338)	(5,618)	43	(34,143)	-	(34.143)	-
Other commissions	(25,818)	(2,226)	(3,989)	(4,625)	(36,658)	-	(36.658)	-
Total	(215,265)	(12,526)	(11,355)	(6,705)	(245,853)	-	(170.795)	(75.058)
Total Net commission income and expenses	262,265	43,903	33,256	(6,673)	332,751	144.379	205.159	(16.787)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 27

FEES AND COMMISSIONS, continued

	Segments					Revenue recognition calendar for ordinary activities
As of December 31,	Individuals and PYMEs	Companies and Institutions	Global Investment Banking	Others	Total	Transferred over time	Transferred at a point in time	Accrual model
2020	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commission income
Commissions for lines of credit and overdrafts	6,334	690	398	6	7,428	7,428	-	-
Commissions for guarantees and letters of credit	11,304	17,505	7,112	356	36,277	36,277	-	-
Commissions for card services	187,098	6,620	2,568	22	196,308	47,073	149,235	-
Commissions for account management	31,508	2,495	819	3	34,825	34,825	-	-
Commissions for collections, collections and payments	21,281	1,514	367	80	23,242	-	11,303	11,939
Commissions for intermediation and management of values	3,353	299	8,149	(529)	11,272	-	11,272	-
Remuneration for insurance commercialization	39,764	-	-	-	39,764	-	-	39,764
Office banking	10,393	4,077	649	-	15,119	-	15,119	-
Other remuneration for services rendered	39,318	3,606	1,028	120	44,072	-	44,072	-
Other commissions earned	18,948	11,716	12,850	(659)	42,855	-	42,855	-
Total	369,301	48,522	33,940	(601)	451,162	125,603	273,856	51,703

Commission expenses
Remuneration for card operation	(118,255)	(3,020)	(1,070)	(666)	(123,011)	-	(68,550)	(54,461)
Commissions per transaction with securities	-	-	(69)	(827)	(896)	-	(896)	-
Office banking	(1,326)	(434)	(314)	(4)	(2,078)	-	(2,078)	-
Interbank services	(16.073)	(5,183)	(3,663)	(38)	(24,957)		(24,957)
Other commissions	(20,216)	(1,550)	(5,644)	(5,532)	(32,942)	-	(32,942)	-
Total	(155,870)	(10,187)	(10,760)	(7,067)	(183,884)	-	(129,423)	(54,461)
Total Net commission income and expenses	213,431	38,335	23,180	(7,668)	267,278	125,603	144,433	(2,758)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 27

FEES AND COMMISSIONS, continued

	Segments					Revenue recognition calendar for ordinary activities
As of December 31,	Individuals and PYMEs	Companies and Institutions	Global Investment Banking	Others	Total	Transferred over time	Transferred at a point in time	Accrual model
2019	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commission income
Commissions for lines of credit and overdrafts	6,123	935	3,240	17	10,315	10,315	-	-
Commissions for guarantees and letters of credit	11,553	17,531	5,842	113	35,039	35,039	-	-
Commissions for card services	218,635	6,042	950	75	225,702	41,347	184,355	-
Commissions for account management	32,608	2,515	823	3	35,949	35,949	-	-
Commissions for collections, collections and payments	36,129	2,185	464	(5,423)	33,355	-	12,854	20,501
Commissions for intermediation and management of values	3,219	245	8,301	(1,611)	10,154	-	10,154	-
Remuneration for insurance commercialization	49,664	-	-	-	49,664	-	-	49,664
Office banking	9,280	3,782	606	(13)	13,655	-	13,655	-
Other remuneration for services rendered	42,499	3,748	839	245	47,331	-	47,331	-
Other commissions earned	12,462	10,727	14,293	12	37,494	-	37,494	-
Total	422,172	47,710	35,358	(6,582)	498,658	122,650	305,843	70,165

Commission expenses
Remuneration for card operation	(168,024)	(3,475)	(321)	307	(171,513)	-	(171,513)	-
Commissions per transaction with securities	-	-	(33)	(968)	(1,001)	-	(1,001)	-
Office banking	(1,186)	(389)	(282)	(3)	(1,860)	-	(1,860)	-
Interbank services	(12,776)	(4,121)	(2,912)	(30)	(19,839)		(19,839)
Other commissions	(9,559)	(1,013)	(2,707)	(4,080)	(8,359)	-	(8,359)	-
Total	(191,545)	(8,998)	(6,255)	(4,774)	(211,572)	-	(211,572)	-
Total Net commission income and expenses	230,627	38,712	29,103	(11,356)	287,086	122,650	94,271	70,165

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 28

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

The detail of income (expense) from financial operations is as follows:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$

Net (losses)/gains on trading derivatives	(24,592)	42,704	(162,183)
Net (losses)/gains on financial assets at fair value through profit or loss	(4,816)	1,689	11,878
Net gains on financial assets measured at fair value through other comprehensive income	23,187	80,679	63,672
Sale of loans and accounts receivables from customers
Current portfolio	(7)	48	63
Charged-off portfolio	2,738	(110)	3,248
Repurchase of issued bonds (*)	(8,579)	(24,973)	3,073
Other income (expense) from financial operations	5,666	(9,237)	2,084
Total income (expense)	(6,403)	90,800	(78,165)
(*)	The Bank repurchased its own bonds, see Note 2 for details.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 29

NET FOREIGN EXCHANGE GAIN (LOSS)

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale,

For the years ended December 31, 2021, 2020 and 2019 net foreign exchange income is as follows:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
Net foreign exchange gain (loss)
Net (losses)/gains from currency exchange differences	(481,340)	90,133	(89,893)
Hedging derivatives	587,976	(27,624)	362,374
Gain/(loss) from assets indexed to foreign currency	18,795	(3,512)	7,376
Total	125,431	58,997	279,857

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 30

EXPECTED CREDIT LOSSES ALLOWANCE

As of December 31, 2021, 2020 and 2019, under the credit risk model established by IFRS 9 the ECL allowance by stage recorded at income statements is as follows:

For the year ended December 31, 2021	Stage1		Stage2		Stage3
	Corporate	Others(**)	Corporate	Others	Corporate	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	1,469	(2,676)	25,829	415	51,897	63,398	140,332
Mortgage loans		357		3,903		31,489	35,749
Consumer loans		35,532		6,193		65,429	107,154
Contingent loans	1,088	6,070	4,098	(1,920)	(360)	(318)	8,658
Loans and account receivable at FVOCI	(1,086)						(1,086)
Debt at FVOCI		(435)					(435)
Debt at amortized cost		711					711
Total	1,471	39,558	29,927	8,591	51,537	159,999	291,083

For the year ended December 31, 2020 (*)	Stage1		Stage2		Stage3
	Corporate	Others(**)	Corporate	Others	Corporate	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	20,055	9,617	35,861	23,410	115,730	86,018	290,691
Mortgage loans	-	16,603	-	(5,966)	-	7,636	18,273
Consumer loans	-	19,024	-	(18,914)	-	161,466	161,576
Contingent loans	1,335	(1,600)	1,624	4,023	(14)	423	5,789
Loans and account receivable at FVOCI	1,253	-	-	-	-	-	1,253
Debt at FVOCI	-	682	-	-	-	-	682
Total	22,643	44,326	37,485	2,552	115,716	255,543	478,264

(*)	Includes overlays for an amount of MCh$59,000. See Note 38, Risk management.
(**)	Includes Mortgages, Consumer and Other Commercial loans.

For the year ended December 31, 2019	Stage1		Stage2		Stage3
	Corporate	Others	Corporate	Others	Corporate	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(3,002)	(4,930)	(10,469)	(8,686)	(79,501)	(33,657)	(140,245)
Mortgage loans	-	(1,177)	-	(4,998)	-	(8,237)	(14,412)
Consumer loans	-	(8,875)	-	(15,280)	-	(145,328)	(169,483)
Contingent loans	45	589	10	24	152	188	1,008
Loans and account receivable at FVOCI	5	-	-	-	-	-	5
Debt at FVOCI	-	(184)	-	-	-	-	(184)
Total	(2,952)	(14,577)	(10,459)	(28,940)	(79,349)	(187,034)	(323,311)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 31

PERSONNEL SALARIES AND EXPENSES

For the years ended December 31, 2021, 2020 and 2019, the composition of personnel salaries and expenses is as follows:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$

Personnel compensation	248,926	265,312	260,445
Bonuses or gratifications	83,906	77,046	78,534
Stock-based benefits	(315)	(1,589)	(315)
Seniority compensation	25,878	22,380	25,006
Pension plans	(873)	1,026	567
Training expenses	2,659	2,887	4,918
Day care and kindergarten	2,812	2,769	2,731
Welfare funds	6,400	6,531	6,644
Other personnel expenses	28,282	32,308	31,627
Total	397,675	408,670	410,157

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 32

ADMINISTRATIVE EXPENSES

For the years ended December 31, 2021, 2020 and 2019, the composition of the item is as follows:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$

General administrative expenses	160,032	142,848	124,896
Maintenance and repair of property, plant and equipment	22,157	20,300	19,214
Short term leases contracts	3,844	1,625	4,177
Insurance payments	5,133	5,064	3,848
Office supplies	4,285	4,774	5,126
IT and communication expenses	80,965	68,436	52,017
Heating, and other utilities	4,213	5,455	2,848
Security and valuables transport services	13,490	12,365	12,187
Representation and personnel travel expenses	2,723	2,375	4,109
Judicial and notarial expenses	915	860	1,277
Fees for technical reports and auditing	5,462	8,460	7,643
Other general administrative expenses	16,845	13,134	12,450
Outsourced services	74,316	72,513	71,572
Data processing	36,250	38,032	31,921
Archive services	3,497	2,619	3,518
Valuation services	3,069	3,208	3,644
Outsourcing	6,361	6,177	10,139
Other	25,139	22,477	22,350
Board expenses	1,539	1,517	1,356
Marketing expenses	26,321	16,791	20,891
Taxes, payroll taxes, and contributions	17,926	16,781	14,897
Real estate taxes	1,893	2,214	1,954
Patents	2,289	2,135	1,913
Other taxes	5	5	5
Contributions to FMC	13,739	12,427	11,025
Total	280,134	250,450	233,612

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 33

DEPRECIATION, AMORTIZATION, AND IMPAIRMENT

Depreciation, amortization and impairment charges for the years ended December 31, 2021, 2020 and 2019, are detailed below:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(60,904)	(56,311)	(52,855)
Amortization of Intangible assets	(32,252)	(25,384)	(26,348)
Depreciation right of use assets	(28,899)	(27,731)	(26,889)
Total depreciation and amortization	(122,055)	(109,426)	(106,092)
Impairment of property, plant, and equipment	-	-	(1,013)
Impairment of right of use assets	-	(638)	(1,713)
Impairment of intangibles	-	-	-
Total impairment	-	(638)	(2,726)
Total	(122,055)	(110,064)	(108,818)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 34

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is comprised of the following components:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
Income from assets received in lieu of payment	5,479	5,934	5,613
Release of contingencies provisions	-	503	-
Other income	4,912	1,769	7,388
Income from sale of property, plant and equipment	673	865	2,456
Pension plan interest	640	-	-
Compensation from insurance companies due to damages (1)	45	255	4,681
Rental income	286	253	-
Operational risk expense recovery	2,389	-	-
Tax recovery	214	250	-
Income from business alliance	440	72	-
Other	225	74	251
Total	10,391	8,206	13,001

(1)	Mainly related to recoveries from fraud claims.

b)	Other operating expenses are detailed as follows:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment	1,744	2,941	3,900
Provision on assets received in lieu of payment	349	1,456	1,828
Expenses for maintenance of assets received in lieu of payment	1,395	1,485	2,072
Credit card expenses	272	546	1,077
Customer services	1,825	1,559	2,456
Other expenses	103,978	72,760	41,870
Operating charge-offs and provision	11,277	10,926	8,644
Life insurance and general product insurance policies (1)	45,948	32,987	21,205
Commercial representation expenses	8,720	3,501	256
Customer services	2,590	2,511	2,808
Expenses associated leasing operations (2)	3,772	3,628	888
Expenses associated factoring operations	414	536	673
Commercial alliance expenses	878	-	-
Lawsuits provision	493	50	619
Donations	119	2,360	-
Retail association payment	274	326	343
Sale of property plant and equipment	-	-	67
Sale of participation on associates	-	20	126
Expense on social commotion event	-	-	1,823
Non-recurrent expenses	-	6,622	-
Other	29,943	9,293	4,418
Total	107,819	77,806	49,303

(1)	New Fraud Law became effective on 2020, under which the Bank assumes responsibility against card fraud and electronic transactions.
(2)	Includes leasing land taxes, which were modified in 2020 (Tax Modernization Law).

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties:

Below are loans and accounts receivable as well as contingent loans that correspond to related entities:

	As of December 31,
	2021				2020				2019
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	592,992	192	2,611	219	352,590	265	3,939	900	246,868	375	2,986	685
Mortgage loans	-	-	20,716	-	-	-	22,428	-	-	-	20,473	-
Consumer loans	-	-	6,562	-	-	-	6,131	-	-	-	5,781	-
Loans and accounts receivable:	592,992	192	29,889	219	352,590	265	32,498	900	246,868	375	29,240	685

Allowance for loan losses	(2,586)	(30)	(138)	(6)	(1,138)	(9)	(137)	(14)	(122)	(182)	(179)	(10)
Net loans	590,406	162	29,751	213	351,452	256	32,361	886	246,746	193	29,061	675

Guarantees	2,039	-	25,545	117	3,323	-	27,203	442	462,513	-	23,918	288
Contingent loans:
Personal guarantees	-	-	-	-	-	-	-	-	-	-	-	-
Letters of credit	13,848	-	-	-	3,447	-	-	93	4,112	-	-	63
Guarantees	538	-	-	-	811	-	-	-	464,691	-	-	-
Contingent loans:	14,386	-	-	-	4,258	-	-	93	468,803	-	-	63
Allowance for contingent loans	(32)	-	-	-	(6)	-	-	-	(835)	-	-	-
Net contingent loans	14,354	-	-	-	4,252	-	-	93	467,968	-	-	63

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

Loan activity to related parties during 2021, 2020 and 2019 is shown below:

	As of December 31,
	2021				2020				2019
	Group entities	Associates entities	Key Personnel	Other	Group entities (*)	Associates entities	Key Personnel	Other	Group entities (*)	Associates entities	Key Personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	356,848	265	32,498	993	715,671	375	29,240	748	572,745	459	33,871	7,899
Loans granted	373,006	-	5,738	53	388,896	-	8,080	727	193,798	167	4,826	500
Loans payments	(122,476)	(73)	(8,347)	(827)	(747,719)	(110)	(4,822)	(482)	(50,872)	(251)	(9,457)	(7,651)
Total	607,378	192	29,889	219	356,848	265	32,498	993	715,671	375	29,240	748

(*)	Loans with non-controlled companies (not-consolidated) amount MCh$1,174, MCh$2,286 and MCh$2,059 as of December 31, 2021, 2020 and 2019, respectively.

b)	Assets and liabilities with related parties

	As of December 31,
	2021				2020				2019
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	1,069,468	-	-	-	703,069	-	-	-	171,816	-	-	-
Trading investments	-	-	-	-	-	-	-	-	-	-	-	-
Obligations under repurchase agreements Loans	-	-	-	-	-	-		-	-	-	-	-
Financial derivative contracts	1,164,660	298,997	-	-	978,696	186,038	33	7	2,058,715	218,610	-	55
Debt instrument at FVOCI	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	1,042,852	437,227	-	-	445,609	412,277	-	-	185,317	210,579	-	-
Liabilities
Deposits and other demand liabilities	16,190	2,486	4,760	1,003	17,118	4,484	5,997	3,242	25,261	93,761	4,624	566
Obligations under repurchase agreements Loans	57,771	-	181	5,807	961,718	-	101	-	138,498	5,000	270	80
Time deposits and other time liabilities	900,830	1,677	3,066	948	1,409,404	100	4,706	864	1,183,235	282,171	4,246	2,204
Financial derivative contracts	2,083,795	224,247	-	-	1,137,502	354,108	-	-	2,159,660	288,013	-	3
Interbank borrowing	640,860	-	-	-	544,291	-	-	-	-	-	-	-
Issued debt instruments	584,244	592,468	-	-	349,002	-	-	-	363,154	-	-	-
Other financial liabilities	-	-	-	-	-	-	-	-	6,231	-	-	-
Other liabilities	16,259	233,630	-	-	1,210	4,484	5,997	3,242	8,130	146,164	-	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

c)	Income (expense) recorded due to transactions with related parties

	For the years ended December 31,
	2021				2020				2019
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income (expense) recorded
Interest income and inflation-indexation adjustments	(24,428)	51	1,905	9	(30,586)	21	1,202	10	(41,181)	(5,235)	1,151	26
Fee and commission income and expenses	134,404	25,445	202	11	46,823	22,596	152	24	28,274	14,499	232	28
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	(751,605)	187,300	-	-	(390,737)	240,565	-	-	(586,318)	(84,236)	-	-
Other operating income and expenses	552	(525)	-	-	492	(522)	-	-	406	(2,026)	-	-
Key personnel compensation and expenses	-	-	(36,579)	-		-	(31,961)	-	-	-	(37,377)	-
Administrative and other expenses	(66,895)	(54,953)	-	-	(45,478)	(16,763)	-	-	(11,877)	(47,757)	-	-

Total	(707,972)	157,318	(34,472)	20	(419,486)	245,897	(30,607)	34	(610,696)	(124,755)	(35,994)	54

(*)	Primarily relates to derivative contracts used to financial hedge of exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries,

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payments to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding manager positions shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statements of Income, corresponds to the following categories:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$

Personnel compensation	16,067	16,220	16,264
Board members’ salaries and expenses	1,539	1,452	1,358
Bonuses or gratifications	18,458	12,583	16,104
Stock-based benefits (*)	(315)	(1,589)	(315)
Seniority compensation	512	1,079	2,378
Pension plans	(873)	1,026	567
Training expenses	113	87	37
Health funds	271	276	273
Other personnel expenses	807	827	711
Total	36,579	31,961	37,377

(*)	Some of the executives that qualified for this benefit left the Group for different reasons, without complying with the requirements to receive the benefit, therefore the obligation amount decreased, which generated the reversal of provisions.

e)	Composition of key personnel

As of December 31, 2021, 2020 and 2019, the composition of the Bank’s key personnel is as follows:

Position	N° of executives
As of December 31,
	2021	2020	2019

Director	11	11	10
Manager	100	109	118

Total key personnel	111	120	128

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

Plan Assets owned by the Bank at the end of 2021 totaled MCh$7,200 (MCh$8,224 in 2020).

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

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Post-employment plans	Post-employment plans
	2021	2020
Mortality chart	RV-2014	RV-2014
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 36

PENSION PLANS, continued

Activity for post-employment benefits is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Plan assets	7,200	8,224
Commitments for defined-benefit plans
For active personnel	(6,678)	(7,551)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	523	673

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$
a) Fair value of plan assets
Opening balance	8,224	7,195	6,804
Expected yield of insurance contracts	640	385	333
Employer contributions	995	870	859
Actuarial (gain) losses	-	-	-
Premiums paid	-	-	-
Benefits paid	(2,659)	(226)	(801)
Fair value of plan assets at year end	7,200	8,224	7,195
b) Present value of obligations
Present value of obligations opening balance	(7,551)	(6,525)	(5,958)
Net incorporation of Group companies	-	-	-
Service cost	873	(1,026)	(567)
Interest cost	-	-	-
Curtailment/settlement effect	-	-	-
Benefits paid	-	-	-
Past service cost	-	-	-
Actuarial (gain) losses	-	-	-
Other	-	-	-
Present value of obligations at year end	(6,678)	(7,551)	(6,525)
Net balance at year end	523	673	670

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 36

PENSION PLANS, continued

Plan expected profit:

	As of December 31,
	2021	2020	2019

Type of expected yield from the plan’s assets	UF + 2.50% annually	UF + 2.50% annually	UF + 2.50% annually
Type of yield expected from the reimbursement rights	UF + 2.50% annually	UF + 2.50% annually	UF + 2.50% annually

Plan associated expenses:

	For the years ended December 31,
	2021	2020	2019
	MCh$	MCh$	MCh$

Current period service expenses	(873)	1,026	566
Interest cost	-	-	-
Expected yield from plan’s assets	(640)	(385)	(333)
Expected yield of insurance contracts linked to the Plan:		-
Extraordinary allocations	-	-	-
Actuarial (gain)/ losses recorded in the period	-	-	-
Past service cost	-	-	-
Other	-	-	-
Total	(1,513)	641	233

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2021 and 2020:

	As of December 31,
	2021		2020
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$
Assets
Financial derivative contracts	10,123,607	10,123,607	133,718	133,718
Financial assets held for trading	73,347	73,347	9.032.085	9,032,085
Loans and accounts receivable at amortized cost, net	35,477,628	35,655,136	33,303,100	36,921,368
Loans and accounts receivable at FVOCI, net	105,437	99,375	69,331	69,331
Debt instrument at FVOCI	5,803,139	5,803,139	7,162,542	7,162,542
Debt instrument at amortized cost	4,691,730	4,249,697	-	-
Guarantee deposits (margin accounts)	1,988,410	1,988,410	608,359	608,359
Liabilities
Deposits and interbank borrowings	36,858,576	36,421,937	31,471,283	32,047,227
Financial derivative contracts	10,871,241	10,871,241	9,018,660	9,018,660
Issued debt instruments and other financial liabilities	8,579,967	8,732,109	8,388,495	9,590,678
Guarantees received (margin accounts)	857,679	857,679	624,205	624,205

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
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 37

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

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis:

	Fair value measurement
As of December 31,	2021	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets held for trading	73,347	42,437	30,910	-
Loans and accounts receivable at FVOCI, net	99,375	-	-	99,375
Debt instruments at FVOCI	5,803,139	5,789,050	13,534	555
Derivatives	10,123,607	-	10,121,111	2,496
Guarantee deposits (margin accounts)	1,988,410	-	1,988,410	-
Total	18,087,878	5,831,487	12,153,965	102,426
Liabilities
Derivatives	10,871,241	-	10,871,241	-
Guarantees received (margin accounts)	857,679	-	857,679	-
Total	11,728,920	-	11,728,920	-

	Fair value measurement
As of December 31,	2020	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets held for trading	133,718	132,246	1,472	-
Loans and accounts receivable at FVOCI, net	69,331	-	-	69,331
Debt instruments at FVOCI	7,162,542	7,145,285	16,731	526
Derivatives	9,032,085	-	9,024,484	7,601
Guarantee deposits (margin accounts)	608,359	-	608,359	-
Total	17,006,035	7,277,531	9,651,046	77,458
Liabilities
Derivatives	9,018,660	-	9,015,900	2,760
Guarantees received (margin accounts)	624,205	-	624,205	-
Total	9,642,865	-	9,640,105	2,760

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents assets or liabilities which are not measured at fair value in the statements of financial position but for which the fair value is disclosed:

	Fair value measurement
As of December 31,	2021	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Loans and accounts receivable at amortized cost, net	35,655,136	-	-	35,655,136
Debt instrument at amortized cost	4,249,697	4,249,697		-
Total	39,904,833	4,249,697	-	35,655,136
Liabilities
Deposits and interbank borrowings	36,421,397	-	18,520,999	17,900,938
Issued debt instruments and other financial liabilities	8,732,109	-	8,732,109	-
Total	45,154,046	-	27,253,108	17,900,938

	Fair value measurement
As of December 31,	2020	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Loans and accounts receivable at amortized cost, net	36,921,368	-	-	36,921,368
Total	36,921,368			36,921,368
Liabilities
Deposits and interbank borrowings	32,047,227	-	17,486,334	14,560,893
Issued debt instruments and other financial liabilities	9,590,678	-	9,590,678	-
Total	41,637,905	-	27,077,012	14,560,893

The fair values of other assets and other liabilities approximate their carrying values.

The methods and assumptions to estimate the fair value are defined below:

-	Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk-free interest rate are incorporated to the risk-free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

-	Deposits and interbank borrowings – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.

-	Issued debt instruments and other financial liabilities – The fair value of long-term loans was estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in Note 1,i)

There were no transfers between levels 1 and 2 for the year ended December 31, 2021 and 2020.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The table below shows the effect, at December 31, 2021 and 2020, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by a sensitivity analysis under a 1bp scenario, detailed in the following table:

As of December 31, 2021
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Derivatives	Present Value method	Curves on TAB (1)	(0,6)	0,6
Debt instruments at FVOCI	Internal rate of return method	BR UF (2)	-	-

As of December 31, 2020
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Derivatives	Present Value method	Curves on TAB (1)	(1.3)	1.3
Debt instruments at FVOCI	Internal rate of return method	BR UF (2)	-	-

(1)	TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30, 90, 180 and 360 day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento - UF)).
(2)	BR: “Bonos de Reconocimiento” (Recognition Bonds). The Recognition Bond is an instrument of money provided by the State of Chile to workers who joined the new pension system, which began operating since 1981.

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant inputs (Level 3) as of December 31, 2021, 2020 and 2019:

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2021	77,458	2,760
Total realized and unrealized profits (losses)
Included in statements of income	(4,711)	-
Included in other comprehensive income	30,073	-
Purchases, issuances, and loans (net)		-
Level transfer	(394)	(2,760)
As of December 31, 2021	102,426	-
Total profits or losses included in comprehensive income for 2021 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2021	24,968	(2,760)

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2020	81,678	2,950
Total realized and unrealized profits (losses)
Included in statements of income	(196)	1,012
Included in other comprehensive income	3,087	-
Purchases, issuances, and loans (net)	-	-
Level transfer	(7,111)	(1,202)
As of December 31, 2020	77,458	2,760
Total profits or losses included in comprehensive income for 2020 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2020	(4,220)	(190)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2019	80,781	795
Total realized and unrealized profits (losses)
Included in statements of income	827	2,155
Included in other comprehensive income	70	-
Purchases, issuances, and loans (net)	-	-
Level transfer	-	-
As of December 31, 2019	81,678	2,950
Total profits or losses included in comprehensive income for 2019 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2019	897	2,155

The realized and unrealized profits (losses) included in comprehensive income for 2021, 2020 and 2019, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statements of Comprehensive Income.

The potential effect as of December 31, 2021 and 2020 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant inputs (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2021 and 2020:

	As of December 31, 2021
	On-balance sheet amounts with netting agreements
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remaining financial instruments not subject to netting agreements	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts (*)	8,976,617	-	8,976,617	1,146,990	10,123,607
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable at amortized cost, net	-	-	-	35,477,628	35,477,628
Total	8,976,617	-	8,976,617	36,624,618	45,601,235
Liabilities
Financial derivative contracts (*)	8,730,066	-	8,730,066	2,141,175	10,871,241
Investments under resale agreements	86,634	-	86,634	-	86,634
Deposits and interbank borrowings	-	-	-	36,858,576	36,858,576
Total	8,816,700	-	8,816,700	38,999,751	47,816,451

(*)	Derivatives contract have guarantees associated for Ch$882,398 million and Ch$999,425, respectively.

	As of December 31, 2020
	On-balance sheet amounts with netting agreements
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remaining financial instruments not subject to netting agreements	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts (*)	8,840,436	-	8,840,436	191,649	9,032,085
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable at amortized cost, net	-	-	-	33,303,100	33,303,100
Total	8,840,436	-	8,840,436	33,494,749	42,605,185
Liabilities
Financial derivative contracts (*)	8,922,079	-	8,922,079	96,581	9,018,660
Investments under resale agreements	969,808	-	969,808	-	969,808
Deposits and interbank borrowings	-	-	-	31,471,283	31,471,283
Total	9,891,887	-	9,891,887	31,567,864	41,459,751

(*)	Derivatives contract have guarantees associated for Ch$191,802 million and Ch$96,263, respectively.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 37

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

	As of December 31, 2021		As of December 31, 2020
Financial derivative contracts	Assets	Liability	Assets	Liability
	MCh$	MCh$	MCh$	MCh$

Financial derivative contracts with collateral agreement threshold equal to zero	8,696,994	9,280,079	8,127,263	7,900,539
Financial derivative contracts with non-zero threshold collateral agreement	1,124,413	906,479	471,529	606,661
Financial derivative contracts without collateral agreement	302,200	684,683	433,293	511,460
Total	10,123,607	10,871,241	9,023,085	9,018,660

NOTE 38

RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risks. The main risks related to financial instruments that apply to the Bank are as follows:

-	Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:

●	Foreign exchange risk: this arises as a consequence of exchange rate fluctuations among currencies.
●	Interest rate risk: this arises as a consequence of fluctuations in market interest rates.
●	Price risk: this arises as a consequence of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all the instruments negotiated in the market.
●	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UFs.

-	Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party.

-	Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

-	Operational risk: the risk of loss due to inadequate or failed internal processes, people or systems or external events, and have legal, regulatory and reputational effect.

-	Capital risk: this is the risk that the Bank may have an insufficient amount and/or quality of capital to meet the minimum regulatory requirement to operate as a bank, respond to market expectations regarding its creditworthiness, and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

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
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

The Market Committee is responsible for:

●	Establishing a strategy for the Bank’s trading investment portfolio.
●	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.
●	Reviewing the net foreign exchange exposure and limit.
●	Reviewing the results of the Bank’s client treasury business.
●	Reviewing the evolution of the most relevant local and international markets and monetary policies.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

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

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2021, 2020 and 2019, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

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

We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. In both 2021and 2020, the Bank has remained within the maximum limit established for the VaR, even in those circumstances in which actual VaR exceed the estimated VaR.

High, low and average levels for each component for 2021 and 2020 were as follows:

VaR	2021 USDMM	2020 USDMM
Consolidated:
High	3.43	12.82
Low	1.11	1.94
Average	1.96	4.45
Fixed-income investments:
High	2.86	11.96
Low	1.12	1.50
Average	1.86	3.19
Variable-income investments
High	0.29	0.01
Low	-	-
Average	0.19	-
Foreign currency investments
High	2.33	6.47
Low	0.09	0.71
Average	0.77	2.85

Market risk - local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currencies (not included in the trading portfolio). The Bank performs a simulation of scenarios, which will be calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 bps in all its segments) and their value in the base scenario (current market). All the inflation–indexed local currency (UF) positions are adjusted by a sensitivity factor of 0.57, which represents a 57-basis point change in the rate curve for the real rates and a 100 basis point change for the nominal rates. The same scenario is performed for the net foreign currency positions and the interest rates in U.S. dollars. The Bank has also established limits in regard to the maximum loss which these interest rate movements could impose on the capital and net financial income budgeted for the year.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

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

Since we assume the correlation is 0; 2ab = 0, 2ab = 0

Limitations of the sensitivity models

The most important assumption is using an exchange rate of 100 bp based on yield curve (57 bp for real rates). The Bank uses a 100 bp exchange since sudden changes of this magnitude are considered realistic. Santander Spain Global Risk Department has also established comparable limits by country, to be able to compare, monitor and consolidate market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

-	The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.
-	This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.
-	The model does not take into account the sensitivity of volumes which results from interest rate changes.
-	The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market risk – Financial management portfolio – December 31, 2021 and 2020

	2021		2020
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	32,865	84,864	100,000	329,275
High	31,233	80,097	66,504	302,263
Low	13,694	41,653	26,492	214,596
Average	24,018	62,916	45,380	255,070
Financial management portfolio – foreign currency (Th$US)
Loss limit	36,619	34,991	32	53
High	8,545	32,205	19	47
Low	698	1,055	2	12
Average	3,733	17,615	5	33
Financial management portfolio – consolidated (in MCh$)
Loss limit	32,865	84,864	100,000	329,275
High	25,709	78,259	67,584	286,436
Low	12,854	56,857	25,111	210,706
Average	21,041	69,577	46,044	246,292

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

IBOR – reform

In March 5, 2021, the Financial Conduct Authority (FCA) announced the cessation or loss of representativeness of the LIBOR benchmarks, published by ICE Benchmark Administration (IBA), as follows:

-	Publication of euro LIBOR, Swiss franc LIBOR, Japanese yen LIBOR, sterling LIBOR, and US dollar LIBOR (1-week and 2-month) will cease immediately after 31 December 2021.
-	Publication of the overnight and 12-month US dollar LIBOR will cease immediately after 30 June 2023.
-	Changing methodology calculation to obtain synthetic LIBOR for sterling LIBOR and Japanese yen LIBOR for a further period after end-2021.

In October 2020, the ISDA launched the IBOR Fallbacks Supplement and IBOR Fallbacks Protocol. The fallbacks for a particular currency apply following a permanent cessation of the IBOR/LIBOR in that currency. In each case, the fallbacks will be adjusted versions of the risk-free rates identified in each currency. The fallbacks coming into effect on January 25, 2021. Additionally, on August 19, 2021, the ISDA has published ISDA 2021 EONIA Collateral Agreement Fallbacks offering an efficient way to amend the terms of certain ISDA collateral agreements incorporating a fallback upon the cessation of EONIA.

The main risks to which Banco Santander is exposed are: (i) legal risks derived from potential changes in required documentation for new or existing operations; (ii) financial and accounting risks from market risk models (valuation, hedge, offset and recognition); (iii) business risk, revenue from products linked to the LIBOR decline; (iv) derivatives price risk, how changes could impact the mechanisms of price determination for certain instruments; (v) operational risk, to adapt computer systems, reporting systems or operational processes; (vi) reputational risk derived from relationship with clients during transition period and; (vii) litigation risk from product and services offered by the Bank, which could have negative impact on our profitability.

The Bank has been working since 2019 in a “transition program” to manage the identified risks and address the challenges arise in the transition period. Following the road map established, the Bank identified impacted clients and areas, the risks to which the Bank is exposed, determined working teams and involved senior management in a strong governance plan and, additionally establishing action’s plans for each impacted risk and impacted areas, which we expect will allow us to face the challenges related to RFR elimation.

In this process, CIR (Integral Rick Committee) has been closely monitoring, because is the primarily responsible for monitoring compliance with the Bank’s risk management policies and procedures and reviewing the adequacy of the risk management framework.

During 2021, the IBOR Transition Program has focused on performing contractual, commercial, operational, and technology required changes. In 2022, the program will continue to address the next step of the transition related to management of the contract history and cessation of the US dollar LIBOR on June 2023.

At December 31, 2021 and 2020, the exposures of financial assets and liabilities impacted by the IBOR reform is presented below:

As of December 31, 2021
Loans and advances	Deposits	Debt instruments	Financial derivative contracts (Assets)	Financial derivative contracts (Liabilities)
MCh$	MCh$	MCh$	MCh$	MCh$
362,331	582,979	200,301	614,035	483,789

As of December 31, 2020
Loans and advances	Deposits	Debt instruments	Financial derivative contracts (Assets)	Financial derivative contracts (Liabilities)
MCh$	MCh$	MCh$	MCh$	MCh$
609,243	-	38,819	1,672,422	1,623,725

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

As a part of a qualitative assessment of whether a customer is in default, the Bank also considers a variety of instances that may indicate unlikeliness to pay. Such events include:

●	Internal rating of the borrower indicating default or near default
●	The borrower requesting emergency funding from the Bank
●	The borrower having past due liabilities to public creditors or employees
●	The borrower is deceased
●	A material decreases in the underlying collateral value where the recovery of the loan is expected from the sale of the collateral
●	A material decreases in the borrower’s turnover or the loss of a major customer
●	A covenant breach not waived by the Bank
●	The debtor (or any legal entity within the debtor’s group) filing for bankruptcy application/protection
●	Debtor’s listed debt or equity suspended at the primary exchange because of rumors or facts about financial difficulties

b.	Internal rating and PD estimation

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

The following table shows quality assets and its related provision, based on our internal scoring policy as of December 31, 2021 and 2020:

December 31, 2021
	Corporate
Commercial	Stage 1	Stage 2	Stage 3	Total	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
Portfolio	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	41,025	-	-	41,025	0.11%	-	-	-	-	0.00%
A2	751,943	9	-	751,952	2.06%	1,351	-	-	1,333	0.13%
A3	2,510,562	6,168	68	2,605,894	7.13%	4,478	80	23	4,733	0.45%
A4	2,728,117	9,009	-	2,753,735	7.54%	7,374	144	-	7,477	0.71%
A5	2,599,685	41,052	-	2,535,032	6.94%	12,310	2,335	-	14,214	1.35%
A6	1,746,362	169,482	841	1,916,685	5.25%	24,539	13,580	332	38,789	3.69%
B1	-	754,993	112	755,105	2.07%	-	45,287	37	45,324	4.31%
B2	-	238,705	-	238,705	0.65%	-	21,300	-	21,300	2.03%
B3	-	80,130	3	80,133	0.22%	-	8,117	1	8,118	0.77%
B4	-	55,213	33,316	88,529	0.24%	-	4,967	9,293	14,260	1.36%
C1	-	30,929	146,315	177,244	0.49%	-	3,539	43,150	46,689	4.44%
C2	-	9,033	93,013	102,046	0.28%	-	737	24,306	25,043	2.38%
C3	-	9,603	40,879	50,482	0.14%	-	702	12,411	13,113	1.25%
C4	-	1,243	64,771	66,014	0.18%	-	133	27,009	27,142	2.58%
C5	-	3,411	98,979	102,390	0.28%	-	230	57,446	57,676	5.49%
C6	-	2,388	72,940	75,328	0.21%	-	183	48,508	48,691	4.63%
Subtotal	10,377,694	1,411,368	551,237	12,340,299	33.78%	50,052	101,334	222,516	373,902	35.56%

	Overall monitoring
	Stage 1	Stage 2	Stage 3	Total	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Other Commercial	4,716,168	233,158	364,016	5,313,342	14.55%	38.597	14.655	176.211	229.463	21,82%
Mortgage	12,966,599	367,838	541,737	13,876,174	37.99%	25.385	12.728	105.545	143.658	13,66%
Consumer	4,603,595	178,513	217,139	4,999,247	13.69%	125.939	38.197	140.275	304.411	28,95%
Subtotal	22,286,362	779,509	1,122,892	24,188,763	66.22%	189.921	65.580	422.031	677.532	64,44%
Total	32,664,056	2,190,877	1,674,129	36,529,062	100.00%	239.973	166.914	644.547	1.051.434	100,00%

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

December 31, 2020
	Corporate
Commercial	Stage 1	Stage 2	Stage 3	Total	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
Portfolio	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	45,862	-	-	45,862	0.13%	3	-	-	3	0.00%
A2	1,095,506	3,265	-	1,098,771	3.20%	900	54	-	954	0.09%
A3	1,863,480	19,658	-	1,883,138	5.48%	3,318	339	-	3,657	0.35%
A4	2,632,793	42,529	-	2,675,322	7.79%	7,329	606	-	7,935	0.77%
A5	2,538,748	164,341	232	2,703,321	7.87%	11,498	4,618	78	16,194	1.56%
A6	1,588,410	289,460	53	1,877,923	5.47%	16,541	14,010	53	30,604	2.95%
B1	-	715,348	-	715,348	2.08%	-	25,679	-	25,679	2.48%
B2	-	161,239	233	161,472	0.47%	-	9,566	138	9,704	0.94%
B3	-	65,684	695	66,379	0.19%	-	3,764	434	4,198	0.40%
B4	-	73,248	49,430	122,678	0.36%	-	3,008	21,014	24,022	2.32%
C1	-	29,863	138,171	168,034	0.49%	-	2,201	48,365	50,566	4.88%
C2	-	12,282	69,491	81,773	0.24%	-	926	27,021	27,947	2.70%
C3	-	1,550	55,378	56,928	0.17%	-	86	15,603	15,689	1.51%
C4	-	2,227	48,177	50,404	0.15%	-	143	21,038	21,181	2.04%
C5	-	3,981	36,822	40,803	0.12%	-	267	20,397	20,664	1.99%
C6	-	5,040	131,384	136,424	0.40%	-	185	107,364	107,549	10.37%
Subtotal	9,764,799	1,589,715	530,066	11,884,580	34.61%	39,589	65,452	261,505	366,546	35.35%

	Overall monitoring
	Stage 1	Stage 2	Stage 3	Total	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Other Commercial	4,493,999	228,591	380,019	5,102,609	14.86%	40,943	44,315	193,268	278,526	26.86%
Mortgage	11,518,363	392,372	501,090	12,411,825	36.14%	25,065	8,441	79,016	112,522	10.85%
Consumer	4,439,163	236,595	265,121	4,940,879	14.39%	88,825	31,732	158,642	279,199	26.93%
Subtotal	20,451,525	857,558	1,146,230	22,455,313	65.39%	154,833	84,488	430,926	670,247	64.65%
Total	30,216,324	2,447,273	1,676,296	34,339,893	100.00%	194,422	149,940	692,431	1,036,793	100.00%

In relation to the credit quality of the investment portfolio, local regulations establish that banks are able to hold only local and foreign fixed–income securities except in certain cases. Additionally, Banco Santander-Chile has internal policies to ensure that only securities approved by the Market Risk department, which are stated in the documents “APS” – Products and underlying Approval, are acquired. The Credit Risk Department sets the exposure limits to those approved APS’s. The APS is updated on daily basis.

As of December 31, 2021, 99% our total investment portfolio corresponds to securities issued by the Chilean Central Bank and US treasury notes.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

The Bank segments its retail lending products into smaller homogeneous portfolios (other commercial), based on key characteristics that are relevant to the estimation of future cash flows. The applied data is based on historically collected loss data and involves a wider set of transaction characteristics (i.e., product type, wider range of collateral types) as well as borrower characteristics.

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

When estimating ECLs on other loan basis for a group of similar assets (Mortgages, Consumer and other commercial loans), the Bank applies the same principles for assessing whether there has been a significant increase in credit risk since initial recognition.

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

Threshold = Lifetime PD (at reporting date) – Lifetime PD (at origination)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

				Corporate
Mortgages	Other loans	Revolving (Credit cards)	Overall monitoring SME	Corporate SME	Middle market	Corporate and Investment Banking
39.57%	39.11%	15.73%	39.11%	22.69%	4.5%	Santander Group criteria

There is also a relative threshold of 100% of all portfolios with the exception of the Corporate and Investment Banking Portfolio.

Qualitative criteria for SICR Stage 2:

The qualitative criteria are based on the existence of evidence that leads to an automatic classification of financial instruments in stage 2, mainly 30 days overdue and restructured. Thresholds of SICR are calibrated based on the average ECL of exposures that are 30 days overdue or with a level of credit risk considered to be “significant”.

Corporate
Mortgages	Other loans	Revolving (Credit cards)	Overall monitoring SME	Corporate SME	Middle market	Corporate and Investment Banking
Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days
Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring
				Clients considered to be substandard or in incompliance (pre-legal action)	Clients considered to be substandard or in incompliance (pre-legal action)	Clients considered to be substandard or in incompliance (pre-legal action)

These thresholds are defined by the Model Committee and the Integral Risk Committee and are evaluated annually with updates made depending on impacts and definitions of the risk models associated to each portfolio.

As of December 31, 2021 and 2020, due to the continuing uncertainties caused by the new variants of the COVID-19 virus and according to our corporate guidelines, our management has decided not to modify the thresholds for SICR defined above.

f.	Measurement of expected credit losses

The Bank calculates the ECL allowance mainly through IFRS 9 models and using cash flow discounted methodology.

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

ECL allowance calculated on an Individual basis:

For financial assets in the corporate portfolio that are (a) credit-impaired at the reporting date (classified in stage 3 with a PD equal to 100%), and (b) is individually significant, the Bank calculates allowance for expected credit losses on an individual basis by using a "Cash flow discounted Methodology". In this instance, the Bank measures the expected credit losses as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Any adjustment is recognized in profit or loss as an impairment gain or loss. The following table sets up the allowance and exposure at default (EAD) of the loans that meet the two conditions:

	2021	2020
	MCh$	MCh$
Loans and account receivable	373,506	224,087
Allowance for ECL	87,418	119,537

As of December 31, 2021, the expected credit losses related to corporate commercial loans includes MCh$87,418 measured from cash flow discounted methodology (MCh$119,537 in 2020).

ECL allowance calculated on a collective basis:

Commercial loans (except for those described within the "ECL allowance calculated on an Individual basis" description aforementioned), mortgage loans and consumer loans are grouped and assessed on a collective basis by using a credit loss allowance model. The estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect the changes in credit risk and the development of assumptions related to the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors.

As of December 31, 2021 the collective basis expected credit loss allowance was MCh$ 964,016 (MCh$ 917,256 in 2020) on total commercial, mortgage and consumer loans of MCh$ 36,155,556 (MCh$ 34,115,806 in 2020).

In April 2020, the Bank completed a calibration of parameters, resulting in an additional allowance for MCh$2,066, for ECLs based on reasonable and supportable information that is available to an entity without undue cost or effort.

As of December 31, 2021, the Bank has released the post-model adjustment (overlay) recorded at the end of 2020 (MCh$59,000), the overlay provision was booked in 2020 due to the uncertainty of the COVID-19 pandemic effects, and released in 2021 due to improvement on the macro economical forward-looking information and scenarios. However, the improvement in macro economical forward-looking information and scenarios generated an increase to provision of MCh$43,000.

g.	Corporate and Other loans (smaller commercial, mortgage and consumer) portfolio

In order to meet the objective of recognizing lifetime expected credit losses for significant increases in credit risk since initial recognition, it is necessary to group or sub-group financial instruments, even if evidence of such significant increases in credit risk at the individual instrument level is not yet available.

Considering to the aforementioned, the Bank evaluates on corporate basis, commercial loans for which prepares individual credit proposals, where it verifies debt servicing capacity (projected cash flow), client’s financial history, evidence of impairment and projections for economic sector. All proposals include an analysis of the client, a rating and a recommendation. For corporations, the evaluation includes subsidiaries and affiliates. Smaller commercial loans, mortgage loans and consumer loans are grouped into other homogeneous portfolios (mortgages, consumer and smaller commercial loans), based on a combination of instrument type, credit risk ratings, collateral type, date of initial recognition, remaining term to maturity, industry and others.

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

If the modification results in derecognition, then the modified asset is a new asset.

	As of December 31, 2021				As of December 31, 2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount	32,664,056	2,190,877	1,674,129	36,529,062	30,216,324	2,447,273	1,676,296	34,339,893
Modified loans	-	811,318	889,571	1,700,889	-	799,572	886,021	1,685,593
%	-	37.03%	53.14%	4.66%	-	36.67%	52.86%	4,91%

ECL allowance	239,973	166,914	644,547	1,051,434	194,422	149,940	692,431	1,036,793
Modified loans	-	58,651	357,183	415,744		33,118	409,485	442,603
%	-	35.08%	55.42%	39.54%		22.09%	59.14%	42.69%

i.	COVID-19 support measures

For 2021, the Bank continued granting loans under government guarantees program. In fact, in February 2021, the government approved the FOGAPE 2.0 – or FOGAPE Reactiva - program. The maximum rate was set at a monthly rate of TPM (overnight rate) plus 0.6%, implying an annual rate of 7.2%. The focus was to provide loans for SMEs to encourage investment and not only for working capital. These loans can be granted until December 31, 2021.

For the 2020, the Bank provided payment holidays and loans granted by government (Fogape Loans). The payment holiday program granted to our consumer 3-month grace periods, modified terms and installments, and allowed modified interest rate to the current market lower rate in 2020. These amendments were considered a substantial modification of the original contractual terms and conditions. The 3-month installment deferred were added after the original maturity of the loan and recognized as new financial assets. In line with our internal guide, these modifications are classified as modifications for commercial reasons, because they are not attributable to the financial difficulty of the debtor, and a new loan operation has been originated under current market conditions.

For mortgage loan portfolio, original contractual conditions were not modified, instead, the clients signed an addendum for the postponed installments, and a complementary operation was generated, with the mortgage guarantee covering both operations. Neither the monthly installments nor the rates were modified. This relief was granted only to clients with less than 30 days past due, and we observed that our clients are meeting their obligations properly. In line with our internal guide, these modifications granted to customers with no past due days, and were classified as modifications for commercial reasons, meanwhile clients with any past due or that have had some restructuring (marked special risk), were classified as modifications for financial difficulty of the debtor, and the Bank has calculated the difference between the gross carrying amount and the present value of the modified loans discounted at the original effective interest rate. The amount was not material to the Bank.

The summary of the support relief measures is as follows:

COVID-19 measures	As of December 31, 2021	As of December 31, 2020
	MCh$	MCh$
Fogape loans	1,331,940	2,076,119
Fogape Reactiva	876,698	-
Payment holiday	7,877,036	9,098,028
Payment holiday – current	104	734,986
Payment holiday - expired	7,876,932	8,363,042

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

The payment holiday mainly granted mortgage loan agreements, and postponed monthly installment which comprises principal, interest, inflation and related insurances. The following table show residual maturity of payment holidays that have not expired as of December 31, 2021:

		<= 6 months	<= 12 months	<= 2 years	> 2 year <= 5 year
	MCh$	MCh$	MCh$	MCh$	MCh$
Payment holiday – current	104	46	10	48	-

From the expired payment holidays, MCh$7,667,563 has been paid, which represent the 97%, evidencing a good payment behavior of our clients. The expired payment holidays by stage are as follows:

		Stage 1	Stage 2	Stage 3
	MCh$	MCh$	MCh$	MCh$
Payment holiday – expired	7,876,932	7,338,640	295,415	242,877

j.	Macro economical forward-looking information and scenarios

The annual growth forecasts for the most relevant macroeconomic variables for each of our scenarios are as follows:

	Average estimates 2021 - 2022
	Unfavorable scenario 2	Unfavorable scenario 1	Base scenario	Favorable scenario 1	Favorable scenario 2
Official interest rate	0.8%	1.7%	2.9%	4.0%	4.9%
Unemployment rate	10.7%	9.8%	8.6%	7.4%	6.5%
Housing Price growth	0.2%	1,6%	3.5%	5.5%	6.9%
GDP growth	(2.1)%	(0.5)%	1.5%	3.5%	5.0%
Consumer Price Index	5.2%	7.4%	10.2%	13.4%	15.6%

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

Local scenario		Global scenario
	Probability weighting		Probability weighting
Favorable scenario 2	10%	Favorable scenario 1	10%
Favorable scenario 1	15%	Base scenario	20%
Base scenario	50%	Unfavorable scenario 1	70%
Unfavorable scenario 1	15%
Unfavorable scenario 2	10%

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

The ECL allowance sensibility to future macro-economic conditions is as follows:

	As of December 31,
	2021	2020
	MCh$	MCh$
Reported ECL allowance	1,051,702	1,038,147
Gross carrying amount	36,628,705	34,410,578
Reported ECL Coverage	2.87%	3.02%
ECL amount by scenarios
Favorable scenarios 2	926,695	876,654
Favorable scenarios 1	994,883	930,044
Base scenarios	1,061,809	981,671
Unfavorable scenarios 2	1,144,741	1,047,127
Unfavorable scenarios 2	1,204,015	1,083,371
Coverage ratio by scenarios
Favorable scenarios 2	2.55%	2.55%
Favorable scenarios 1	2.71%	2.71%
Base scenarios	3.05%	2.86%
Unfavorable scenarios 2	2.86%	3.05%
Unfavorable scenarios 2	3.15%	3.15%

During the 2021, the Bank has updated the macro-economical scenarios, and for hence, the post-model adjustment (overlays) established for 2020 were released in the second half of 2021.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

k.	Analysis of risk concentration

The following table shows the risk concentration by industry, and by stage before ECL allowance of loans and account receivable at amortized cost:

	As of December 31,
	2021				2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Agriculture and livestock	490,225	159,158	54,863	704,247	555,132	103,388	59,473	717,993
Fruit cultivation	483,684	156,621	32,564	672,869	469,663	130,163	28,044	627,870
Forest	142,705	23,292	12,288	178,285	141,892	23,463	13,820	179,175
Fishing	244,555	22,209	4,519	271,283	209,182	20,128	4,842	234,152
Mining	202,599	6,683	6,067	215,348	265,195	161,631	6,789	433,615
Oil and natural gas	89,635	-	16	89,651	2,672	-	18	2,690
Manufacturing Industry:
Food, beverages and tobacco	326,347	22,769	14,990	364,107	261,746	40,081	14,633	316,460
Textile, leather and footwear	84,338	10,629	6,641	101,608	80,461	17,317	6,996	104,774
Wood and furniture	83,337	4,957	6,036	94,330	75,459	5,779	9,317	90,555
Cellulose, paper and printing	57,520	10,195	5,459	73,173	65,748	10,531	4,315	80,594
Chemicals and petroleum derivatives	142,581	5,804	790	149,175	124,596	12,339	1,206	138,141
Metallic, non-metallic, machinery, or other	471,646	15,420	15,055	502,121	572,210	44,314	31,173	647,697
Other manufacturing industries	221,399	21,643	15,491	258,533
Electricity, gas, and wáter	650,654	37,948	6,868	695,470	347,177	27,848	6,559	381,584
Home building	242,787	22,373	16,746	281,906	221,819	20,123	15,649	257,591
Non-residential construction	587,446	55,120	45,890	688,456	589,988	41,705	70,085	701,778
Wholesale trade	1,538,052	182,403	120,680	1,841,135	1,351,873	220,092	148,888	1,720,853
Retail trade, restaurants and hotels	1,182,087	124,861	87,689	1,394,637	1,180,632	170,255	88,719	1,439,606
Transport and storage	626,278	123,778	32,195	782,251	621,901	97,624	58,076	777,601
Telecommunications	294,247	21,488	6,392	322,127	294,957	28,433	7,725	331,115
Financial services	891,411	3,478	3,576	898,465	578,543	2,972	3,770	585,285
Real estate services	2,245,893	201,914	148,774	2,596,581	2,549,770	223,884	89,684	2,863,338
Social services and other community services	3,794,435	411,783	271,665	4,477,883	3,698,182	416,236	240,304	4,354,722
Subtotal	15,093,862	1,644,526	915,253	17,653,641	14,258,798	1,818,306	910,085	16,987,189
Mortgage loans	12,966,599	367,838	541,737	13,876,174	11,518,363	392,372	501,090	12,411,825
Consumer loans	4,603,595	178,513	217,139	4,999,247	4,439,163	236,595	265,121	4,940,879
Total	32,664,056	2,190,877	1,674,129	36,529,062	30,216,324	2,447,273	1,676,296	34,339,893

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

l.	Collateral and other credit enhancement

Banco Santander controls the credit risk using collateral in its operations. Each business unit is responsible for credit risk management and formalizes the use of collateral in its lending policies. Guidelines are in place covering the acceptability and valuation of each type of collateral.

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

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. The main type of collateral obtained are the following:

●	For securities lending and reverse repurchase transactions, cash or securities
●	For corporate and small business lending, charges over real estate properties, inventory and trade receivables and, in special circumstances, government guarantees
●	For retail lending, mortgages over residential properties

The following table show the maximum exposure to credit risk by class of financial asset, associated collateral and the net exposure to credit risk:

	As of December 31,
	2021				2020
	Maximum exposure to credit risk	Collateral	Net exposure	Associated ECL	Maximum exposure to credit risk	Collateral	Net exposure	Associated ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	17,724,326	10,171,168	7,553,158	602,011	17,057,874	9,887,154	7,170,720	646,426
Mortgage loans	13,876,174	13,331,941	544,233	143,658	12,411,825	11,931,235	480,590	112,522
Consumer Loans	4,999,247	619,624	4,379,623	304,411	4,940,879	653,066	4,287,813	279,199
Total	36,599,747	24,122,733	12,477,014	1,050,080	34,410,578	22,471,455	11,939,123	1,038,147

(*) Includes Loans and account receivable at FVOCI

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

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

At December 31, 2021, assets received or awarded in lieu of payment amounted to Ch$27,415 million (gross amount: Ch$27,821 million; allowance: Ch$403 million). At December 31, 2020, assets received or awarded in lieu of payment amounted to Ch$31,447 million (gross amount: Ch$32,643 million; allowance: Ch$1,196 million).

m.	Maximum exposure to credit risk

Financial assets and off-balance sheet commitments

For financial assets recognized in the Consolidated Statements of Financial Position, maximum credit risk exposure equals their carrying value. Below is the distribution by financial asset and off-balance sheet commitments of the Bank’s maximum exposure to credit risk as of December 31, 2021 and 2020, without deduction of collateral, security interests or credit improvements received:

		As of December 31,
		2021	2020
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$
Deposits in banks	4	1,998,236	2,137,891
Cash items in process of collection	4	390,271	452,963
Financial derivative contracts	7	10,123,607	9,032,085
Financial assets held for trading	5	73,347	133,718
Loans and account receivable at amortized cost / Loans and account receivable at FVOCI	8/ 10	35,577,003	33,372,431
Debt instrument at fair value through other comprehensive income	11	5,803,139	7,162,542
Debt instruments at amortized cost	9	4,691,730	-
Off-balance commitments:
Letters of credit issued		323,531	165,119
Foreign letters of credit confirmed		53,777	82,779
Performance guarantees		1,390,410	1,090,643
Available credit lines		8,986,535	8,391,414
Personal guarantees		579,051	441,508
Other irrevocable credit commitments		265,517	406,234
Total		70,256,154	62,869,327

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

Foreign derivative contracts

As of December 31, 2021, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 2,639 million or 1.58% of its assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Below, there are additional details regarding our exposure for those countries classified above 1 and represents our majority of exposure to categories other than 1, as of December 31, 2021, considering fair value of derivative instruments.

Country	Classification	Derivative Instruments (adjusted to market)	Deposits	Loans	Financial investments	Total Exposure
		US$ millions
China	2	8.94	-	-	-	8,94
Italy	2	-	1.99	0.13	-	2.12
Mexico	2	3.30	0.03	-	-	3.33
Panama	2	1.84	-	-	-	1.84
Peru	2	0.13	-	-	-	0.13
Uruguay	2	-	-	0.06	-	0.06
Total		14.21	2.02	0.19	-	16.42

Our exposure to the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted)	Deposits MUSD	Loans MUSD	Financial Investments MUSD	Exposure MUSD
			US$ millions
Banco Santander Hong Kong	Hong Kong	2	-	8.93			8.93
Banco Santander Mexico	Mexico	2	3.30	-	-	-	3.30
Banco Santander EEUU	EEUU	1	2.53	1,000	-	-	1002.53
Banco Santander España	Spain	1	146.88	230.05	-	-	376.93

The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, there is no credit exposure.

As of December 31, 2021, we had no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

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

Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of December 31, 2021 and 2020:

	As of December 31,
	2021	2020
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	27,013,636	25,424,161
Investments and others	1,813,714	2,306,062
Impaired financial assets:
Properties/ mortgages	1,715,628	1,548,568
Investments and others	69,083	65,668
Total	30,612,061	29,344,459

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

The Bank’s approach to liquidity management is to ensure-- whenever possible--to have enough liquidity on hand to fulfill its obligations at maturity, in both normal and stressed conditions, without entering into unacceptable debts or risking the Bank’s reputation. The Board establishes limits on the minimal part of available funds close to maturity to fulfill payments as well as over a minimum level of interbank operations and other loan facilities that should be available to cover transfers at unexpected demand levels. This is constantly reviewed. Additionally, the Bank must comply with the regulation limits established by the FMC for maturity mismatches.

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
ii.	mismatches of up to 30 days for foreign currencies, up to the amount of basic capital
iii.	mismatches of up to 90 days for all currencies, twice the basic capital

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

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

The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO now uses as its liquidity portfolio those defined by the FMC and the Chilean Central Bank, which are in line with those established in BIS III. As of December 31, 2021 and 2020, the breakdown of the Bank’s liquid assets by levels was the following:

	As of December 31,
	2021	2020
	MCh$	MCh$
Balance as of:
Cash and cash equivalent	1,106,152	988,320
Level 1 liquid assets (1)	1,223,824	2,490,810
Level 2 liquid assets (2)	9,792	12,681
Total liquid assets	2,339,768	3,491,811

(1)	Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by States, multilateral development banks or foreign central banks that have a first-class rating. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserves in the Central Bank are not included
(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Chilean Central Bank’s repo window.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

Central Bank of Chile liquidity measures during the pandemic

In response to the COVID-19 pandemic, the Chilean Central Bank established two credit lines for banks to reinforce their liquidity: The first is the Credit Facility Conditioned to Increase of Loans (FCIC1), whose objective was for banks to continue financing households and companies’ loans. The FCIC1 amounted to US$24 billion for the whole banking system and have maturities of up to 4 years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. The FCIC2 amounted US$16 billion and was available only for banks who must have previously drawn upon FCIC1. The FCIC3 was announced in January 2021 and amounted to US$10 billion. The second credit line was the Liquidity Credit line (LCL) and it was an unsecured loan facility that had maturities of up to 2 years. In addition, the LCL was limited to the aggregate amount of the liquidity reserve requirements of each bank. As of December 31, 2021, and 2020, we had borrowed Ch$5,611,439 and Ch$4,959,260, respectively, under these lines of credit.

Exposure to liquidity risk

A similar, but not identical, measure is the calculation used to measure the Bank´s liquidity limit as established by the FMC. The Bank determines a mismatch percentage for purposes of calculating such liquidity limit which is calculated by dividing its benefits (assets) by its obligations (liabilities) according to maturity based on estimated repricing. The mismatch amount permitted for the 30 day and under period is 1-time regulatory capital and for the 90 day and under period – 2 times regulatory capital.

The following table displays the actual derived percentages as calculated per above:

	As of December 31,
	2021%	2020%
30 days	1	30
30 days foreign currency	2	15
90 days	2	32

The maturity of financial assets and liabilities, and other commercial commitments (including accrued interest) is as follows:

As of December 31,	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
2021	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of financial assets (Note N°20)	5,454,325	5,010,170	2,013,914	5,287,477	7,905,288	7,477,525	29,432,968	62,581,667
Maturity of financial liabilities (Note N°20)	(19,625,676)	(5,720,212)	(3,886,855)	(6,075,164)	(10,533,015)	(4,737,817)	(7,195,087)	(57,773,826)
Net maturity financial assets/(liabilities)	(14,171,351)	(710,042)	(1,872,941)	(787,687)	(2,627,727)	2,739,708	22,237,881	4,807,841
Other Commercial Commitments
Pledges and other commercial commitments	-	(29,336)	(44,479)	(442,801)	(52,665)	(798)	(8,972)	(579,051)
Confirmed foreign letters of credit	-	(29,379)	(20,199)	(4,199)	-	-	-	(53,777)
Letters of credit issued	-	(77,679)	(156,045)	(89,794)	(13)	-	-	(323,531)
Performance guarantee	-	(93,792)	(178,894)	(649,643)	(423,555)	(37,463)	(7,063)	(1,390,410)
Net maturity including commitments	(14,171,351)	(940,228)	(2,272,558)	(1,974,124)	(3,103,960)	2,701,447	22,221,846	2,461,072

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

As of December 31,	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
2020	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of financial assets (Note N°20)	4,034,824	2,639,165	1,848,268	4,655,603	5,589,111	4,399,179	31,437,931	54,604,081
Maturity of financial liabilities (Note N°20)	(15,867,957)	(7,821,474)	(4,029,845)	(3,589,747)	(4,714,324)	(8,142,738)	(6,817,582)	(50,983,667)
Net maturity financial assets/(liabilities)	(11,833,133)	(5,182,309)	(2,181,577)	1,065,856	874,787	(3,743,559)	24,620,349	3,620,414
Other Commercial Commitments
Pledges and other commercial commitments	-	(33,588)	(29,958)	(367,164)	(10,798)	-	-	(441,508)
Confirmed foreign letters of credit	-	(18,247)	(48,056)	(16,163)	(313)	-	-	(82,779)
Letters of credit issued	-	(42,089)	(83,764)	(36,201)	(3,065)	-	-	(165,119)
Performance guarantee	-	(114,653)	(181,399)	(437,835)	(303,165)	(46,971)	(6,620)	(1,090,643)
Net maturity including commitments	(11,833,133)	(5,390,886)	(2,524,754)	208,493	557,446	(3,790,530)	24,613,729	1,840,365

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

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

During 2021 we completed the 4th year of the Global Cybersecurity Transformation Plan that has allowed us to reach advanced levels of maturity in cybersecurity.

During 2021, the Bank did not face a material loss due to cybersecurity breaches. However, even though we have thorough cybersecurity practices and governance in place, we cannot assure that in the future a material adverse event will not occur.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

Operational risk management during the COVID-19 pandemic

Overall, the pandemic situation has resulted in increased exposure to inherent operational risk, although the Bank has established greater oversight over controls in order to maintain pre-COVID-19 operational risk levels, in addition to reinforce existing ones. The risk of transaction processing increases due to the volume of new loans and multiple changes in existing portfolios resulting from payment holidays and the FOGAPE program. Transactional volume also increased due to public assistance programs and the rise in the number of checking accounts and volumes as more clients searched for digital payment solutions. Close monitoring has been carried out on the following aspects:

●	Business continuity plans to effectively to support our employees, customers and businesses.
●	The scenario of the pandemic and remote work has a direct impact on the field of cyber threats and their associated risks as more employees work from home. We have strengthened patching, navigation control, data protection and other controls.
●	Increase in technological support to ensure adequate customer service and the correct provision of services, especially in online banking and call centers.
●	The risk of transaction processing increases due to the volume of new loans and multiple changes in existing portfolios resulting from public assistance programs and internal policies.

The following table summarizes our net losses from operational risks in 2021 compared to 2020.

	As of December 31,
Net losses from operational risks	2021	2020
Fraud	977	4,703
Labor related	3,215	443
Client / product related	13	250
Damage to fixed assets	228	(2,592)
Business continuity / Systems	144	1,570
Processing	8,251	3,992
Total	12,828	8,366

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

Capital management seeks to optimize value creation at the Bank an at its different business segment. The Bank continuously evaluates it risk-return ratios through its basic capital, effective net equity, economic capital and return on equity. With regard to capital adequacy, the Banks conducts its internal process based on the FMC standards which are based on Basel Capital Accord (Basel I), Economic capital is the capital required to support all the risk of the business activity with a given solvency level.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

Capital is managed according to the risk environment, the economic performance of Chile and the business cycle, Board may modify our current equity policies to address changes in the mentioned risk environment,

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$24,793 million or USD$29 million as of December 31, 2021) of paid-in capital and reserves, calculated in accordance with Chilean GAAP.

Capital adequacy requirement

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of total assets, net of required loan loss allowances. Regulatory capital and basic capital are calculated based on the consolidated financial statements prepared in accordance with the Compendium of Accounting Standards issued by the FMC the Chilean regulatory agency. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2021, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions under BIS I, was 14.49% and our core capital ratio was 5.72%.

Regulatory capital is defined as the aggregate of:

●	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or basic capital;
●	its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period commencing six years prior to maturity), for an amount up to 50.0% of its basic capital; and
●	its voluntary allowances for loan losses for an amount of up to 1.25% of risk weighted-assets,

The levels of basic capital and effective net equity at the close of each period are as follows:

			Ratio
	As of December 31,		As of December 31,
	2021	2020	2021	2020
	MCh$	MCh$	%	%
Basic capital	3,400,220	3,567,916	5.72	6.69
Regulatory capital	5,184,363	5,143,843	14.49	15.37

Basel III Implementation in Chile

The new General Banking Law (updated through Law 21.130) defines general guidelines to establish a capital adequacy system in line with the international standards of Basel III, giving the FMC the power to dictate the capital framework in a prudential way through regulations. In particular, the FMC has been empowered, with the prior favorable agreement of the Central Bank of Chile, to define through regulation, the new methodologies for calculating credit, market and operational risk weighted assets; the condition for hybrid instruments AT1, and the determination and capital charges for banks of local systemic importance. It also introduced the conservation and counter-cyclical buffers and expanded the FMC’s powers to make prudential discounts to regulatory capital and additional requirements, including higher capital, from banks that show deficiencies in the supervisory evaluation process (Pillar 2). The implementation of Basel III makes possible to focus risk management towards more comprehensive vision of them, with a focus on capital adequacy.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 38

RISK MANAGEMENT, continued

The FMC completed the process of issuance of regulatory capital framework of Basel III at the end of 2020. However, the FMC in coordination with the Central Bank of Chile and in line with the measures adopted by international regulators has decided to postpone the implementation of the APR calculation for one year (until December 2021). Additionally, it has disposed to advance a capital mitigation mechanism to facilitate the development of the debt agreement market (Credit Risk Weighted Assets) and complements a similar treatment of government guarantees granted by the FMC. In the case of Pillar 3, implementation was postponed until 2023.

The Bank is working in the implementation of these capital regulations through a multidisciplinary team, which are performing the exercises and required developments, including the implementation of the required files designed by the FMC in accordance with a gradual implementation (2021- 2025 implementation scheme). As of December 31, 2021, the Bank was required to calculate the Common Equity Tier 1 capital and Regulatory capital under Basel III is as follows:

	As of December 31, 2021
	MCh$	%

Common Equity Tier 1 capital (CET1)	3,494,580	5.73
Regulatory capital	5,776.831	15.86

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 39

NON CURRENT ASSETS HELD FOR SALE

Banco Santander decided to implement its own acquiring network, and therefore the Bank decided to sell the participation in the companies that provided those services. At that time, the Bank classified investment in Redbanc and Transbank as held-for-sale and senior management was engaged in an active program to locate buyers.

In accordance with facts and circumstances arising from the social unrest in Chile and the global pandemic due to COVID-19 (situations beyond the Bank’s control), and the absence of suitable buyers, the process of selling its equity has failed. According to the above, our management has re-evaluated the situation and decided to reclassify the stakes as Investment in associates. See Note 12.

As of December 31, 2020, the Bank has sold its participation in Nexus.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NOTE 40

SUBSEQUENT EVENTS

Since December 31, 2021, the Bank has issued the following subordinated bonds:

Series	Currency	Annual interest rate	Issuance date	Issuance amount	Maturity date
USTDW70320	UF	3.46%	01-07-22	1,065,000	01-09-28
USTDW70320	UF	3.46%	01-07-22	335,000	01-09-28
USTDW70320	UF	3.56%	01-07-22	1,800,000	01-09-28
USTDW70320	UF	3.56%	01-07-22	100,000	01-09-28

On February 4, 2022, an autonomous and technical committee, conformed by four members designated by each of the Central Bank, the FMC, the National Economic Prosecutor (Fiscalía Nacional Económica) and the Ministry of Finance, announced new limits for interchange fees with a maximum fee of 0.6% for debit cards, 1.48% for credit cards and 1.04% for prepaid cards. The Bank is assessing the potential impacts of the implementation of these limits on its results related to means of payment and card operations.

No other subsequent events that need to be disclosed occurred between January 1, 2022 and the date of issuance of these Consolidated Financial Statements (February 25, 2022).

/s/ Jonathan Covarrubias Hernandez	/s/ Miguel Mata Huerta
JONATHAN COVARRUBIAS HERNANDEZ Chief Accounting Officer	MIGUEL MATA HUERTA Chief Executive Officer