Form 20-F
period 2022-12-31
BANCO SANTANDER CHILE
filed 2023-02-23
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                           to                          .

Commission file number: 001-14554

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with the Compendium of Accounting Standards issued by the FMC, the Chilean regulatory agency (“Chilean Bank GAAP”). Therefore, our locally filed consolidated financial statements have been adjusted to IFRS in order to comply with the requirements of the Securities and Exchange Commission (the “SEC”). Chilean Bank GAAP principles are substantially similar to IFRS but there are some exceptions. For further details and a discussion of the main differences between Chilean Bank GAAP and IFRS, see “Item 5. Operating and Financial Review and Prospects—Accounting Standards Applied in 2022.”

This Annual Report contains our consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (the “Audited Consolidated Financial Statements”). Such Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, and have been audited by the independent registered public accounting firm PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada for the years ended December 31, 2022, 2021 and 2020. See page F-3 of the Audited Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 for the audit report issued by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada. The Audited Consolidated Financial Statements have been prepared from accounting records maintained by the Bank and its subsidiaries.

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

At the end of each reporting period the Bank evaluates the impairment of the loan book. For December 31, 2022, 2021 and 2020 this has been assessed in accordance with IFRS 9.

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

Unless otherwise indicated, all U.S. dollar amounts at any year end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2022 the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm was Ch$849.59, or 1.15% less than the observed exchange rate published by the Central Bank for such date of Ch$859.51 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso.

The U.S. dollar equivalent of one UF was U.S.$40.85 as of December 31, 2022, using the observed exchange rate reported by the Central Bank as of December 30, 2022 of Ch$859.51 per U.S.$1.00.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

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

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

●	The growth rate of our loan portfolio may be affected by economic turmoil, which could also lead to a contraction in our loan portfolio.

●	Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Chilean economy and could have an adverse effect on us.

●	The war in Ukraine could materially affect out financial position and increase our operational risk.

●	Our operations and results have been negatively impacted by the coronavirus outbreak.

●	We are vulnerable to disruptions and volatility in the global financial markets.

●	Our operations and results may be negatively affected by earthquakes due to the location of Chile in a highly seismic area.

●	Climate change can create transition risks, physical risks, and other risks that could adversely affect us.

●	Increased competition, including from non-traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results of operations.

●	Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers.

●	The growth of our loan portfolio may expose us to increased loan losses. Our exposure to individuals and small and mid-sized businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

●	Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

●	We rely on models for many of our decisions. Their inaccurate or incorrect use could have a material adverse effect on us.

●	Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

●	Risks relating to cybersecurity, data collection, processing and storage systems and security are inherent in our business.

●	Disclosure controls and procedures over financial and non-financial reporting may not prevent or detect all errors or acts of fraud.

●	We may not effectively manage risks associated with the replacement of benchmark indices.

●	Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

●	Our financial results are constantly exposed to market risk. We are subject to fluctuations in inflation, interest rates and other market risks, which may materially and adversely affect us and our profitability.

●	We are subject to counterparty risk in our banking business.

●	Liquidity and funding risks are inherent in our business and could have a material adverse effect on our results, our costs of funds and our credit ratings.

●	We are subject to regulatory capital and liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

●	We are subject to extensive regulatory risk, or the risk of not being able to meet all of the applicable regulatory requirements and guidelines.

●	Changes to the pension fund system may affect the funding mix of the Bank.

●	We may not be able to detect or prevent money laundering and other financial crime activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

●	We are exposed to risk of loss from legal and regulatory proceedings.

●	Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the referendum on Chile’s constitution could adversely impact the Bank’s business.

●	Our growth, asset quality and profitability may be adversely affected by macroeconomic and political conditions in Chile.

●	Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

●	Our controlling shareholder has a great deal of influence over our business and its interests could conflict with yours.

●	Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange (“NYSE”), limiting the protections afforded to investors.

●	As a holder of ADSs you will have different shareholders’ rights than in the United States and certain other jurisdictions.

●	Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

RISK FACTORS IN RESPECT OF SANTANDER-CHILE

Macro-Economic Risks

Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in the Chilean economy, as well as volatile macroeconomic and political conditions.

A slowdown or recession in Chile could lead major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies to experience significant difficulties, including runs on deposits, the need for government aid or assistance or the need to reduce or cease providing funding to borrowers (including to other financial institutions).

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

In particular, we face, among others, the following risks related to economic downturns and volatile conditions:

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

In particular, in 2020, the Chilean economy experienced a severe recession as a result of the COVID-19 pandemic. Although the Chilean economy and the global economy began to recover in 2021, macroeconomic conditions began to change beginning in late 2021 as a result of inflationary pressures, labor shortages, supply chain issues and an increase in commodity prices, in particular energy prices, following the outbreak of the war in Ukraine. In an effort to contain inflation, central banks around the world, including the Central Bank, have increased interest rates. During 2022, the Central Bank raised interest rates seven times to a high of 11.25% in December 2022. As of the end of 2022, inflation reached 12.8% based on the Chilean consumer price index. The interest rate increases implemented in response to these inflationary pressures in Chile and elsewhere contributed to a slowdown of the Chilean economy in 2022, which is expected to have grown around 2.4% in 2022 as compared to 11.7% in 2021, as well as to the global economy and led to significant volatility in financial markets. Currently, the Central Bank expects GDP to contract 1.75% in 2023. These or other conditions causing market turmoil or economic recession in the future could have a material adverse effect on our financing availability and terms and, more generally, on our results, financial condition and prospects.

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

Climate change can create transition risks, physical risks, and other risks that could adversely affect us.

There is an increasing focus over the risks of climate change and related environmental sustainability matters.

Climate change may imply two primary drivers of financial risk that could adversely affect us:

●	Transition risks associated with the move to a low-carbon economy, both at idiosyncratic and systemic levels, such as through policy, regulatory and technological changes and business and consumer preferences, which could increase our exposures and impact our strategies.

●	Physical risks related to discrete events, such as flooding and wildfires, and extreme weather impacts and longer term shifts in climate patterns, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of our customers. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility.

These primary drivers could materialize, among others, in the following financial risks:

●	Credit risks: Physical climate change could lead to increased credit exposure. Additionally, companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.

●	Market and liquidity risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation. Companies could face liquidity risks derived from cash outflows to improve their reputation in the market or solve climate-related problems.

●	Operational risks: Severe weather events could directly impact business continuity and operations both of customers and our operations.

●	Regulatory compliance risks: Increased regulatory compliance risk may result from the increasing pace, breadth and depth of regulatory expectations requiring implementation in short timeframes across multiple jurisdictions and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.

●	Conduct risks: Conduct risks could develop associated with the increasing demand for “green” products where there are differing and developing standards or taxonomies.

●	Reputational risks: Our reputation and client relationships may be damaged as a result of our practices, disclosures and decisions related to climate change and the environment, or to the practices or involvement of our clients, vendors or suppliers in certain industries or projects associated with causing or exacerbating climate change. Furthermore, parties who may suffer losses from the effects of climate change may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders.

As climate risk is interconnected with all key risk types, we have developed and continue to enhance processes to embed climate risk considerations into our core processes and risk management cycle; however, because the timing and severity of climate change may not be predictable and is rapidly evolving, our risk management strategies may not be effective in mitigating climate risk exposure. Additionally, we may become subject to new or heightened regulatory requirements relating to climate change, which may result in increased regulatory, compliance or other costs. As the risks, perspective and focus of regulators, shareholders, employees, and other stakeholders regarding climate change are evolving rapidly, it can be difficult to assess the ultimate impact on us of climate change-related risks, compliance risks, and uncertainties.

We periodically disclose information such as emissions and other climate-related performance data, statistics, metrics and/or targets. If we lack robust and high quality climate-related procedures, controls and data, we may not be able to disclose reliable climate-related information. In addition, because the climate-related information is based on current expectations and future estimates about Santander Chile’s and third-parties’ operations and businesses and addresses matters that are uncertain to varying degrees, we may not be able to meet our estimates, targets or commitments or we may not be able to achieve them within the timelines we announce. Actual or perceived shortcomings with respect to these emissions and other climate-related initiatives and reporting could result in litigation or regulatory enforcement and impact our ability to hire and retain employees, increase our customer base, and attract and retain certain types of investors.

Any of the conditions described above, or our failure to identify other climate-related risks, could have a material adverse effect on our business, financial condition and results of operations.

Pandemics, including the global COVID-19 pandemic, and other public health emergencies have materially impacted, and may in the future materially impact, our financial condition, liquidity and results of operations.

Our business was materially impacted by the COVID-19 pandemic in 2020 and 2021. Although the Chilean economy has begun to recover from the COVID-19 pandemic, certain adverse effects of the pandemic continue to impact the macroeconomic environment and may persist for some time. Should the ongoing effects of the COVID-19 pandemic continue for an extended period of time, or worsen, our business, financial position, liquidity, results of operations and prospects could be adversely affected.

The process to vaccinate the Chilean population began in February 2021. As of February 7, 2023, according to information published by the Chilean Department of Health (Ministerio de Salud), 89.2% of the Chilean population under 18 years of age, and 94.3% of the population over 18 years of age, has been vaccinated with up to four vaccine doses. These high vaccination rates coupled with a progressive relaxation of health and safety restrictions contributed to an increase in employment levels and recovery of the Chilean economy. However, no assurances can be made as to whether the vaccination process will continue at the same rate or as to the effects it may have on the health of the Chilean population and the Chilean economy. Moreover, the emergence of variants resistant to existing vaccines remains possible. In addition, certain adverse consequences of the pandemic continue to impact the macroeconomic environment and may persist for some time, including labor shortages and disruptions of global supply chains, that have contributed to rising inflationary pressures.

In 2020, the Chilean government also announced a series of measures to support lending as a result of the economic dislocation seen at the beginning of the COVID-19 pandemic. The largest measures were to provide an additional U.S.$3 billion to the Fondo de Garantía para Pequeños Empresarios (Small Enterprise Guarantees Fund, or “FOGAPE”), a state fund that guarantees loans, leases and other credits provided to small businesses, extend FOGAPE’s coverage to companies with annual sales of up to UF 1 million (U.S.$41 million) and further amend the rules and regulations governing FOGAPE to encourage banks to provide lending to small businesses. Under FOGAPE’s regulations, domestic banks, including us, provided loans with preferential interest rates monetary policy rate (“MPR”) to the MPR plus 3% and terms of up to 48 months to eligible companies in an aggregate amount equal to up to three months of a company’s sales and received a guarantee from FOGAPE of between 60% and 85% of each loan. Any recovery of all or a portion of a non-performing loan is first used to satisfy the non-guaranteed portion of the principal amount of the loan as well as legal fees, followed by the amount of the guarantee provided by FOGAPE and lastly any accrued and unpaid interest and fees. In February 2021, the government approved the FOGAPE 2.0 – or FOGAPE Reactiva – program. The maximum rate was set at a monthly rate of MPR (overnight rate) plus 0.6%, implying an annual rate of 7.2%. The program’s focus was to direct the loans for SMEs investments and not only for working capital needs.

Although we have received guarantees from FOGAPE for a portion of the FOGAPE loans we have granted, if our clients default on their payment obligations under these loans when they become due, or they otherwise fail to timely comply with their obligations under these loans, this will result in higher levels of non-performing loans in the future and require the recognition of additional allowances for loan losses. Moreover, we must share with FOGAPE a portion of any recovery made on non-performing loans guaranteed by FOGAPE. We did not grant new FOGAPE loans during 2022. For further information about our historic exposure to COVID-19 relief measures, see Note 37 to our Audited Consolidated Financial Statements.

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

The Chilean market for financial services is highly competitive. We compete with other private sector Chilean and non-Chilean banks, with Banco del Estado de Chile, the principal government-owned sector bank, with department stores and with larger supermarket chains that make consumer loans and sell other financial products to a large portion of the Chilean population. The lower to middle-income segments of the Chilean population and the small- and mid-sized corporate segments have become the target markets of several banks and competition in these segments may increase. In addition, there has been a trend towards consolidation in the Chilean banking industry in recent years, which has created larger banks with which we must now compete. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. We also face competition from non-bank (such as insurance companies, cajas de compensación and cooperativas) and non-finance competitors (principally department stores, auto-lenders and larger supermarket chains) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring, automobile finance and brokerage companies, department stores (for some credit products), and mutual fund and pension fund management companies and insurance companies.

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

In particular, we face the challenge to compete in an ecosystem where the relationship with the consumer is based on access to digital data. This access is increasingly dominated by digital platforms and fintechs who are already eroding our results in very relevant markets such as payments. This privileged access to data can be used as a leverage to compete with us in other adjacent markets and may reduce our operations and margins in core businesses such as lending or wealth management. The alliances that our competitors are starting to build with large technology firms can make it more difficult for us to successfully compete with them and could adversely affect us.

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

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and on our ability to offer products and services that meet the customers’ needs during the whole life cycle of the products or services. Our failure to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our customers and our ability to offer products and services that meet their needs during their entire life cycle. However, our customers’ needs, or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our customers’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence customer behavior. If we cannot respond in a timely fashion to the changing needs of our customers, we may lose existing or potential customers, which could in turn materially and adversely affect us. In addition, the cost of developing products is likely to affect our results of operations.

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

While we have successfully increased our customer service levels in recent years, should these levels ever be perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential new business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

Operational Risks

The financial problems faced by our customers could adversely affect us.

Potential market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our customers. In 2022, inflationary pressures intensified due to a number of factors, including the revitalization of demand for consumer goods, labor shortages, supply chain issues and the rise of commodity prices, in particular energy prices, following the outbreak of the war in Ukraine. In an effort to contain inflation, central banks, including the Central Bank, have increased interest rates, leading to a global economic slowdown. These or other conditions causing market turmoil or economic recession in the future could increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings and deposits in general. Macroeconomic conditions in 2022 also led to significant volatility in financial markets. As a result, our customers have decreased, and may in the future decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

We may generate lower revenues from fee and commission-based businesses.

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

The further expansion of our loan portfolio (particularly in the consumer, small- and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses. See “Note 8—Financial Assets at Amortized Cost” and “Note 6—Financial Assets At Fair Value Through Other Comprehensive Income” in our Audited Consolidated Financial Statements for a description and presentation of our loan portfolio as well as “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Loan Portfolio.”

Retail customers represent 70.3% of the value of the total loan portfolio at amortized cost as of December 31, 2022. As part of our business strategy, we seek to increase lending and other services to retail clients, which are more likely to be adversely affected by downturns in the Chilean economy and other economic conditions, including the high inflation experienced in 2022. In addition, as of December 31, 2022, our residential mortgage loan portfolio totaled Ch$15,729,010 million, representing 40.6% of our total loans. See “Note 8—Financial Assets at Amortized Cost” in our Audited Consolidated Financial Statements for a description and presentation of our residential mortgage loan portfolio. If the economy and real estate market in Chile experience a significant downturn, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past-due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management systems, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

Risk management is a central part of our activities. We seek to manage and control our risk exposure through forward-looking management model, based on robust governance and advanced tools, supported by a risk culture that permeates the organization. While our management model uses a broad and diversified set of risk monitoring, control and mitigation techniques, such management model may not be fully effective at mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate.

Some of our tools and metrics for managing risk are based on our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our statistical models may not take all risks into account or measure emerging risks correctly.

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

As a retail bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating to assess the particular risk profile of individual customers and SMEs. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgement on our customers’ current or future credit risk behavior, our management models may not always be able to assign an accurate credit rating, which may result in a higher exposure to credit risks than indicated by our risk rating system.

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

Failure to effectively implement, consistently monitor or continuously improve our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

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

We use models for approval (scoring/rating), capital calculation, behavior, provisions, expected credit loss, market risk, operational risk, compliance, fair value of financial instruments and liquidity. A model is a system, approach or quantitative method that applies statistical, economic, financial or mathematical theories, techniques or hypotheses to transform input data into quantitative estimates and forecasts. It involves simplified representations of real-world relationships between characteristics, values and observed assumptions that allows us to focus on specific aspects.

Model risk is the negative consequence of decisions based on inaccurate, improper or incorrect use of models. Sources of model risk include (i) incorrect or incomplete data in the model itself or the modelling method used in systems; and (ii) incorrect use or implementation of the model.

Model risk can cause financial loss, erroneous commercial and strategic decision-making or damage to our transactions any of which could have a material adverse effect on our operating results, financial condition and prospects. In addition, our regulatory models and the underlying methodologies are subject to scrutiny from our regulators and supervisory bodies, who could identify potential weaknesses or deficiencies that may result in enforcement actions, including sanctions, fines and/or the imposition of stricter capital requirements, as well as mandates and recommendations with respect to the methodologies underlying our models, which could also lead us to more onerous or inefficient capital consumptions.

Unprecedented movement in economic and market drivers related to external events such as the COVID-19 pandemic required monitoring and adjustment of financial models (including credit loss models, capital models, traded risk models and models used in the asset/liability management process) to comply with the guidance and recommendations of standard setters, regulators and supervisors, particularly for credit loss models. It also resulted in the use of mitigants for model limitations, such as adjustments to model outputs to reflect consideration of management judgment. The performance and usage of models was and may continue to be impacted by the consequences of external events. In addition, data obtained during these external events may not be representative and may distort the calibration of the models in the future, which could have a material adverse effect on us.

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

Like other financial institutions, in conducting our banking operations, we receive, manage, hold, transmit and otherwise process certain proprietary, sensitive or confidential information, including personal information of customers and employees, as well as a large number of assets. Accordingly, our business relies on our ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure storage, transmission, and other processing of confidential, sensitive or personal data and other information using our computer systems and networks or those of our third-party vendors. The proper and secure functioning of our financial controls, accounting and other data collection and processing systems is critical to our business and to our ability to compete effectively.

Data breaches, security incidents and data losses can result from, among other things, inadequate personnel, inadequate or failed internal control processes and systems, or external events or actors that interrupt normal business operations. We also face the risk that the design of our or our third-party vendors’ cybersecurity controls and procedures prove to be inadequate or are circumvented such that our data or client records are incomplete, not recoverable or not securely stored. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products, produce customer claims and materially and adversely affect us.

Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of sensitive and confidential information, including personal information, to prevent against information security risk, we routinely manage personal, confidential and proprietary information by electronic means, and we, our third-party vendors or other third parties with which we do business may be the target of attempted cyber-attacks or subject to other information security incidents or breaches. This is especially applicable in the current global environment, with the war in Ukraine resulting in an increased risk of cyber-attacks, and other disruptions in response to, or retaliation for, the sanctions and costs imposed on Russia and certain other countries directly or indirectly involved in the war. Additionally, the shift to remote work policies for a significant portion of our workforce, as they access our secure networks remotely, and our customers’ increased reliance on digital banking products and other digital services, including mobile payment products, has also increased the risk of cyber-attacks (see risk factor—“Pandemics, including the global COVID-19 pandemic, and other public health emergencies have materially impacted, and may in the future materially impact, our financial condition, liquidity and results of operations.”). If we cannot maintain effective and secure electronic data and information (including personal information), management and processing systems or if we fail to maintain complete physical and electronic records, it could result in disruptions to our operations, litigation or claims from customers, regulators, employees and other third parties, as well as violations of applicable privacy and other laws, rules or regulations, regulatory sanctions and serious reputational and financial harm to us.

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

In addition, we may also be impacted by cyber-attacks against national critical infrastructures of Chile, such as telecommunications networks. Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of a cyber-attack. For further information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—2. Non-financial risks—Cyber-security and data security plans.”

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

Users and credit card issuers such as us also have obligations when a client’s cards and/or online payment or transfer user information are lost, stolen or fraudulently used (including through hacking and cloning). Cardholders are obligated to notify the bank through an easily accessible channel when their cards have been lost, stolen, or fraudulently used. For those transactions realized prior to the notice of loss or theft of a credit card, the cardholder must also notify the issuer of all of the unauthorized transactions in the same notice or up to five business days following the original notification. In cases of fraud, the user will not be responsible for the transactions that they did not authorize, and which were made prior to the fraud notification within the 30 calendar days following the issuance of said notice. In these cases, issuers are responsible for assuming these costs or must demonstrate that the transaction was in fact authorized by the owner or user of the credit card. The law also considers increasing fines and jail time for those committing theft or fraud with credit cards, which must be legally pursued by the card issuer.

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

In addition, any problems caused by these third parties or affiliated companies, including as a result of them not providing us their services for any reason, or performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise conduct our business, which could lead to reputational damage and regulatory investigations and intervention. Replacing these third-party vendors could also entail significant delays and expense. Further, the operational and regulatory risk we face as a result of these arrangements may be increased to the extent that we restructure such arrangements. Any restructuring could involve significant expense to us and entail significant delivery and execution risks, which could have a material adverse effect on our business, operations and financial condition.

Damage to our reputation could cause harm to our business prospects.

Maintaining a robust risk management framework based on robust ethical principles and corporate values is critical to protect our reputation and our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation could therefore cause significant harm to our business and prospects. Harm to our reputation could arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, negative perceptions regarding our ability to maintain the security of our technology systems and protect customer data (including as a result of a cybersecurity incident), dealing with sectors that are not well perceived by the public (weapons industries or embargoed countries, for example), dealing with customers in sanctions lists, rating downgrades, significant variations in our share price throughout the year, compliance failures, unethical behavior, actual or alleged conduct in any number of activities, including lending practices, sales and marketing, corporate governance and corporate culture, and the activities of customers and counterparties, including activities that negatively affect the environment. Further, negative publicity regarding us may result in harm to our prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

Additionally, we could suffer significant reputational harm that could affect our business, results of operations and prospects from any negative perceptions regarding topics related to environmental, social and corporate governance policies. There has been increased focus by customers, shareholders, investor advocacy groups, employees, regulators and other stakeholders on these topics, and our policies, practices and disclosures in these areas could come under scrutiny. Governments may implement new or additional regulations and standards, or investors, customers and other stakeholders may impose new expectations or focus investments in ways that cause significant shifts in disclosure, consumption and behaviors that may have negative impacts on our business. If regulators or stakeholders consider our efforts to be ineffective, inadequate or unsatisfactory, whether real or perceived, it could harm our reputation, business and prospects and we could be subject to enforcement, other supervisory actions or other harm.

We could also suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions against us which could have an adverse effect on our operating results, financial condition and prospects.

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

Financial Risks

We may not effectively manage risks associated with the replacement or reform of benchmark indices.Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of ongoing international, national and other regulatory scrutiny and initiatives for reform.

On March 5, 2021, the U.K. Financial Conduct Authority (the FCA), which regulates the London interbank offered rate (LIBOR), published an announcement to confirm the dates immediately after which all LIBOR settings would either cease to be provided by any administrator or no longer be representative. The FCA announced that on December 31, 2021 all tenors will cease to be provided by any administrator except for the overnight, 1-, 3-, 6- and 12-month USD LIBOR tenors, which will be discontinued on June 30, 2023.

In March 2022, the U.S. Congress passed the Adjustable Interest Rate (LIBOR) Act. This legislation establishes a uniform process, on a nationwide basis, for replacing LIBOR in existing contracts the terms of which do not contain fallback provisions by automatically replacing LIBOR, on the LIBOR replacement date (expected to be the first London banking day after June 30, 2023), with the ‘Board-selected benchmark replacement’. On December 16, 2022, the Federal Reserve Board published a final rule identifying interest rates based on SOFR to replace LIBOR in certain financial contracts based on U.S. Law after June 30, 2023. The Federal Reserve Board identified five benchmark replacement rates, including spread adjustments, to be implemented based on the type of contract.

We have focused and continue to focus on making all the contractual, commercial, operational and technological changes necessary to address relevant pending milestones.

These and other reforms have caused and may in the future cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which introduce a number of risks for us. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk of a decrease in revenues of products linked to indices that will be replaced; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period and inquiries, reviews or other actions from regulators regarding our preparation, readiness and transition plans; and (vii) litigation risks and risks relating to other disputes and actions with clients, counterparties, investors and other parties regarding our existing products and services, which could adversely impact our profitability. The implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems.

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

During 2020, as a result of the social unrest in Chile and the COVID-19 pandemic, Standard and Poor’s Ratings Services (“S&P”) and Moody’s revised the Republic of Chile and the Bank’s credit ratings to a negative outlook. In March 2021, due to the ongoing pandemic and the consequent increase in government spending with a higher fiscal deficit, S&P downgraded the Chilean sovereign rating from A+ to A. As a direct effect of the Chilean sovereign rating downgrade, S&P downgraded Santander Chile’s rating from A to A-, maintaining a negative outlook. In September 2021, S&P changed Santander Chile’s outlook from negative to stable. In September 2022, Moody’s downgraded the Republic of Chile and Santander Chile’s credit ratings to A2 with a stable outlook. This downgrade was driven by fiscal and economic trends that have gradually but persistently weakened Chile’s sovereign credit profile.

Downgrades in our debt credit ratings have in the past, and would likely in the future, increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative and other contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market some of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or terminate such contracts or require the posting of collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend on numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than the preceding hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.

In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

There can be no assurance that the rating agencies will maintain the current ratings or outlooks. In general, the future evolution of our ratings will be linked, to a large extent, to the general macroeconomic outlook, including the impact of rising inflation, labor shortages, supply chain issues and rising commodity prices, the war in Ukraine and the COVID-19 pandemic (including, for example, new variants, new lockdowns, etc.) on the macro-outlook of our asset quality, profitability and capital. Failure to maintain favorable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads, including as a result of the war in Ukraine or the COVID-19 pandemic. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

In 2021, pension fund withdrawals and political uncertainty in Chile led to significant rate increases along the entire yield curve. Furthermore, the Central Bank increased the MPR from 0.5% to 4.0% in December 2021 and to 11.25% in December 2022. This has negatively impacted the fair value of various financial assets, including our debt instruments at fair value through other comprehensive income. As of December 31, 2022, these instruments include balances of unrealized net loss of Ch$109,392 million recognized as “Valuation accounts” in equity.

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

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Chile’s economy, the war in Ukraine or a prolonged COVID-19 pandemic with the emergence of variants resistant to existing vaccines. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters (including as a result of climate change), particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. Natural disasters such as earthquakes and floods may cause widespread damage, which could impair the asset quality of our loan portfolio and could have an adverse impact on Chile’s economy. The real estate market is particularly vulnerable in the current economic climate and this may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

At December 31, 2022, 63% of our loans and advances to customers are collateralized, which includes 11% of our consumer loans, 98% of our mortgage loans and 56% of our commercial loans. In addition, auto industry technology changes, accelerated by environmental rules, could affect our auto consumer business in Chile, particularly residual values of leased vehicles, which could have a material adverse effect on our operating results, financial condition and prospects.

The credit quality of our loan portfolio may deteriorate, and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported credit impaired loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Chile or in global economic and political conditions, including as a result of inflationary pressures, supply chain issues, labor shortages and increases in commodity prices (including as a result of the war in Ukraine) and/or a prolonged COVID-19 pandemic with the emergence of variants resistant to existing vaccines. If we are unable to control the level of our credit impaired or poor credit quality loans, this could have a material adverse effect on us.

As of December 31, 2022, our non-performing loans were Ch$717,411 million, and the ratio of our non-performing loans to total loans at amortized cost was 1.8%. As of December 31, 2022, our allowance for loan losses was Ch$1,153,267 million, and the ratio of our allowance for loan losses to total loans at amortized cost was 3.0%. For additional information on our asset quality, see “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Analysis and Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

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

Our financial results are constantly exposed to market risk. In 2022, inflationary pressures, increases in the prices of energy, oil, gas and other commodities, the lingering effects of the COVID-19 pandemic and the military conflict between Russia and Ukraine have caused and could continue to cause high market volatility, which could materially and adversely affect us and our trading and banking book.

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

Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increases or fluctuations in delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may reduce the value of our financial assets and may reduce gains or require us to record losses on sales of our loans or securities. Additionally, a shrinking yield premium between short-term and long-term market interest rates, coupled with inflation, could adversely affect our business and results of operations.

While it would likely decrease funding costs, if interest rates decrease then the income we receive from our investments in securities and loans with similar maturities could be adversely affected. In addition, we may also experience increased delinquencies in a low interest rate environment when such an environment is accompanied by high unemployment and recessionary conditions. “See Item 11. Quantitative and Qualitative Disclosure About Market Risks—Market Risk: Quantitative Disclosure—Impact of Interest Rates.”

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

High levels of inflation in Chile could adversely affect the Chilean economy and our business, financial condition and results of operations (see risk factor—“Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Chilean economy and could have an adverse effect on us.”). Any change in the methodology of how the CPI index or the UF are calculated could also adversely affect our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. The UF is revalued in monthly cycles. On each day in the period beginning on the tenth day of any given month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. For more information regarding the UF, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation.” Although we benefit from inflation in Chile due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation, including from extended periods of inflation that adversely affect economic growth or periods of deflation. “See Item 11. Quantitative and Qualitative Disclosure About Market Risks—Market Risk: Quantitative Disclosure—Impact of Inflation.”

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

At December 31, 2022, the notional value of the trading derivatives in our books amounted to Ch$375,070,999 million (with a market value of Ch$11,672,960 million of debit balance and Ch$11,319,320 million of credit balance).

At December 31, 2022, the nominal value of the hedging derivatives in our books within our financial risk management strategy and with the aim of reducing asymmetries in the accounting treatment of our operations amounted to Ch$36,182,980 million (with market value of Ch$477,762 million in assets and Ch$2,788,794 million in liabilities).

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

Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they are due, or we can only secure them at excessive cost. This risk is inherent in any banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the war in Ukraine or new outbreaks of the COVID-19 pandemic. While we have in place liquidity management processes to mitigate and control these risks, systemic market factors make it difficult to eliminate these risks completely. Constraints in the supply of liquidity, including in inter-bank lending, could materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.

Our cost of obtaining funding is directly related to prevailing interest rates and to our credit spreads. Increases in interest rates, such as those announced throughout 2022 by the Central Bank, the European Central Bank, the Bank of England and the Federal Reserve, and/or in our credit spreads could significantly increase the cost of our funding. Credit spreads variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads may occur frequently and could be unpredictable and highly volatile.

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

We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. As of December 31, 2022, 99.9% of our customer deposits had remaining maturities of one year or less or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. Historically, one of our principal sources of funds has been time deposits. Time deposits represented 20.6% and 15.0% of our total liabilities and equity as of December 31, 2022 and 2021, respectively. The Chilean time deposit market is concentrated given the importance in size of various large institutional investors such as pension funds and corporations relative to the total size of the economy. As of December 31, 2022, the Bank’s top 20 time deposits represented 1.6% of total time deposits, or 0.3% of total liabilities and equity, and totaled U.S.$237 million. No assurance can be given that future economic instability in the Chilean market will not negatively affect our ability to continue funding our business or to maintain our current levels of funding without incurring increased funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

The short-term nature of this funding source could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected.

Central banks took extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis and the COVID-19 pandemic. If these facilities, which are progressively being reduced, were to be rapidly removed, this could have an adverse effect on our ability to access liquidity and on our funding costs.

In response to the COVID-19 pandemic, the Central Bank has made available two lines of credit to banks to reinforce their liquidity. Pursuant to these lines of credit, a bank may borrow up to 3% of the aggregate amount of its consumer and commercial loan portfolios as of February 29, 2020 and may borrow up to an additional 12% if it uses the funds to provide loans to companies and individuals. The first line of credit is a facility available conditionally on loan growth (the “FCIC”) to ensure that banks continue to finance households and businesses in Chile. Loans provided by this line of credit may have maturities of up to four years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. In stages 1 and 2, the Board of the Central Bank had allocated a total of U.S.$40 billion to this facility, of which approximately U.S.$30 billion was disbursed. The Central Bank in its Monetary Policy Meeting held on January 27, 2021 announced the beginning of a third stage of this instrument (FCIC3) commencing on March 1, 2021 for approximately U.S.$10 billion. The FCIC instruments bear interest at 0.5% (the lowest Central Bank MPR) for the duration of the program. Loans provided under the second line of credit, the LCL, are unsecured and may have maturities of up to 2 years, bearing interest in accordance with the current Central Bank MPR. In addition, borrowings by a bank under the LCL are limited to the aggregate amount of the liquidity reserve requirements of such bank. Ultimately, these lines of credit are intended to ensure banks have ample liquidity to enable them to continue financing companies and individuals. As of December 31, 2022, we had borrowed Ch$5,584,084 million (U.S.$6.5 billion) under the FCIC programs and had no debt outstanding under the LCL.

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

Changes to the pension fund system may affect our liquidity levels and/or funding costs

The current pension fund system dates from the 1980s when pensions went from being state-funded to privately-funded, which requires Chilean employees to set aside 10% of their wages. As of September 30, 2022, the most recent date as of which information is available, the Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) had U.S.$3.3 billion invested in the Bank via equity, deposits and fixed income. The demographics of Chilean society have changed, resulting in a need to modify the system. In November 2022, the Chilean government presented a new bill for pension reform to Congress. The proposed bill would create a mixed pension system, maintain the individual capitalization system and complement it with a contributory pillar with a social security logic. It also imposes a 6% additional contribution charged to employers to be allocated to social security, the benefits of which are distributed among pensioners using social security criteria, better diversifying idiosyncratic risks among the population. In addition, a new institutional structure would be created where public and private entities coexist. An Autonomous Pension Administrator would be created to be in charge of the collection of individual and social security contributions, pension payments and support activities for beneficiary individuals. Such public institution, together with private institutions, would take charge of the financial management of pension funds. Beneficiary individuals would be given the right to choose which type of institution invests their individual capitalization savings. Moreover, the proposed bill increases the Universal Guaranteed Pension (Pension Garantizada Universal or PGU) to Ch$250,000 and provides that pensioners who receive an annuity will be able to choose if a part of such annuity can be transmitted to their successors. This bill has yet to be approved by Congress and we are unable to predict the final content of the law. The potential adverse effect, if any, of the proposed bill on our financial condition and results of operations cannot yet be ascertained.

Chilean regulations also impose a series of restrictions on how Chilean AFPs may allocate their assets. In the particular case of financial issuers’ there are three restrictions, each involving different assets and different limits determined by the amount of assets in each fund and the market and book value of the issuer’s equity. As a consequence, limits vary within funds of AFPs and issuers. According to our estimates in September 2022, latest information available, the AFPs still had the possibility of being able to invest another U.S.$6.3 billion in the Bank via equity, deposits and fixed income. If the exposure of any AFP to Santander-Chile exceeds the regulatory limits, if the regulatory limits are reduced or the amount of funds available in the pension funds falls significantly, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

In July 2020, a law was passed permitting Chileans to withdraw a minimum of UF35 (U.S.$1,430) and a maximum of UF150 (U.S.$6,127) from their pension funds. For those that have funds below UF35, they were able to take out the total amount of their savings. The draw down was tax-free and approximately U.S.$19.7 billion was withdrawn. In December 2020, a second pension fund withdrawal was approved, although withdrawals under this approval were not tax-exempt. This added another U.S.$16.0 billion in liquidity to the system. On April 27, 2021, a third withdrawal was approved and added a further U.S.$13.3 billion of liquidity into the system. Withdrawals had an immediate impact on local fixed income capital markets and between December 31, 2020 and December 31, 2021, the yield on Chile’s 10-year Central Bank nominal bond increased from 2.6% to 5.7%, reaching a peak at 6.8% on October 13, 2021. In 2022 there were no additional pension fund withdrawals, but given the higher interest rates resulting from a shift in monetary policy during the year and high levels of liquidity in households from the prior withdrawals, the 10-year Central Bank nominal bond yield averaged 6.28%, which is well above pre-pandemic levels. No assurances can be made as to whether there will be additional withdrawals in the future or whether the withdrawals will have a material adverse effect on our financial condition, liquidity levels, and our ability to obtain funding from the AFPs.

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

The implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The LCR is a liquidity standard that measures if banks have enough high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. The net stable funding ratio (NSFR) provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. As of December 31, 2022 our LCR and NSFR were 175.2% and 116.0%, respectively. While we are in compliance of regulatory requirements, no assurance can be made as to whether we will remain in compliance in the future. Moreover, there can be no assurance that the application of the existing regulatory requirements, standards or recommendations will not require us to issue additional securities that qualify as own funds or eligible liabilities, to maintain a greater proportion of its assets in highly-liquid but lower-yielding financial instruments, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on the our business, results of operations and/or financial position.

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

In August 2021, Law No. 21,365 was enacted, regulating interchange fees in the credit card payment market in Chile. An autonomous and technical committee was formed to determine the interchange fee limits, conformed by 4 members designated by the Central Bank, the FMC, the National Economic Prosecutor (Fiscalía Nacional Económica) and the Ministry of Finance. This committee had six months to announce the first transitory limits. Interchange fee limits will be determined every three years. On February 5, 2022, the committee announced the new limits for interchange fees with a maximum fee of 0.6% for debit cards, 1.48% for credit cards and 1.04% for prepaid cards. As a result of this regulation, card fees were reduced by Ch$17 billion in 2022.

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

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which these deposits are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% reserve against them: demand deposits, deposits in checking accounts, obligations payable on sight incurred in the ordinary course of business and, in general, all deposits unconditionally payable immediately. The General Banking Law also states that the FMC, with the approval from the Central Bank, may lower this threshold from 2.5 times to 1.5 times a bank’s regulatory capital for a bank considered to be a SIB. This could lead to lower loan growth and have a negative effect on our business. In 2021 the strong rise in demand deposits since the beginning of the pandemic led to a technical reserve of Ch$4,272,695 million, representing 15.2% of our demand deposits as of December 31, 2021. In 2022, our demand deposits decreased and as of December 31, 2022, the Bank was not required to, and did not constitute, a corresponding technical reserve.

We may not be able to detect or prevent money laundering and other financial crime activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering anti-terrorism (“AML/CFT”), anti-bribery and corruption, sanctions and other laws and regulations (collectively, financial crime compliance (“FCC”) regulations). These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically-exposed person screening), keep our customer, account and transaction information up to date and have implemented FCC policies and procedures detailing what is required from those responsible. We are also required to conduct FCC training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by our FCC team.

Financial crime continues to be the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML/CFT, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed. The Basel Committee has introduced guidelines to strengthen the interaction and cooperation between prudential and AML/CFT supervisors. Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.

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

The reputational damage to our business and global brand would be severe if we were found to have breached AML/CFT, anti-bribery and corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers’ bank products and services from being used by criminals for illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we expect our relevant counterparties to maintain and properly apply their own appropriate compliance procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, breaches of AML/CFT, anti-bribery and corruption or sanctions requirements, our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to “watch lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

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

The amount of our reserves in respect of these matters, which considers the likelihood of future cash flows associated with each of such claims, is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period. At December 31, 2022, we had provisions for legal contingencies of Ch$5,533 million.

RISK FACTORS IN RESPECT OF CHILE

Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the enactment of Chile’s new constitution could adversely impact the Bank’s business.

During October 2019, growing public concern over perceived social inequality led to a rise in social unrest. The social unrest caused commercial disruptions throughout the country, especially in Santiago and other major cities, including Valparaíso and Concepción. After three weeks of nationwide protests, the Chilean government announced in November 2019 that it would initiate a process to draft a new constitution for Chile. When the government announced the process of enacting a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. The share prices on local banks and bond spreads, including Santander Chile, suffered significant declines in the market. In November 2020, a referendum was held to vote on two matters: (i) whether a new constitution should be enacted and (ii) if so, whether a constituent convention should be comprised of an elected mixed assembly of current Congress members and newly elected persons or entirely comprised of newly-elected citizens. This referendum resulted in ample support for convening a fully elected Constitutional Convention to draft Chile’s new constitution. The election of the members of this convention was held in April 2021. In May 2021 the convention began the process of drafting Chile’s new constitution. The final text was finished by July 2022 and submitted to popular vote in September of that year, where 62% of voters rejected the proposed constitution amidst general criticism. In December 2022, the different political parties reached an agreement for a new constitutional process with a defined set of principles for the new constitution. Such an agreement was passed into law by Congress and enactment by President Boric is expected. The current law provides the establishment of a constitutional council of 50 popularly elected members, including representatives of indigenous minorities, constrained by an expert commission of 24 members with veto powers and a technical commission of 14 members with authority to modify the constitutional text to conform it to principles of Chilean law. The senate and the lower house will appoint both commissions. The new constitutional process started in January 2023 with the enactment of the new law and will continue with the appointment of commissions in March, the election of the constitutional council on May 7, 2023 and a popular vote on a new draft constitution on December 17, 2023.

No assurance can be given that any changes to the constitution will not adversely affect our business, financial condition or results of operations.

Our growth, asset quality and profitability may be adversely affected by macroeconomic and political conditions in Chile.

A substantial number of our loans are to borrowers doing business in Chile. Chile’s economy has experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth and declining investment. For example, the Chilean economy contracted 5.8% in 2020 as a result of the COVID-19 pandemic but recovered in 2021, growing 11.7%. In 2022, the rate of growth is expected to have slowed to 2.4% as a result of deteriorating economic conditions in Chile and globally, including high inflation and increasing interest rates. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. The Chilean economy may not continue to grow at similar rates as in the past or future developments may negatively affect Chile’s overall levels of economic activity.

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

The Chilean Government enacted various tax reforms in 2014, 2016 and 2020 in order to finance greater social expenditures. The most relevant change was the rise of the corporate tax rate to 27% in 2018. There is currently discussion of another tax reform to finance an expected increase in social spending. In July 2022, the government of President Gabriel Boric sent a comprehensive tax reform bill to Congress, which is still subject to legislative approval and, according to the current administration, aims to increase tax collections by 3.6% of GDP when fully implemented. Among its key aspects, the proposed bill contemplates significant changes to individual income tax, which would be determined by tax brackets and would progressively increase up to a maximum rate of 43%. It also contemplates a new capital gains tax on Chilean securities, eliminates tax exemptions on rental income, limits tax exemptions on mortgage interest payments, proposes a new wealth tax on assets held in Chile or by Chilean tax residents and establishes a royalty applicable to income generated by copper mining companies. In November 2022, the Chilean government announced that it is working on a further tax reform proposal which contemplates corrective (also called “green”) taxes that would apply to carbon tax emissions. This proposal is still subject to further review in both houses of the Chilean Congress.

We cannot predict at this time if these proposed reforms will have a material impact on our business or clients or if further tax reforms will be implemented in the future. Banco Santander Chile’s effective corporate tax rate could rise in the future, including as a result of the proposed reforms described above, which may have an adverse impact on our results of operations. Please see “Item 10—Additional information—E. Taxation” for more information regarding the impacts of these tax reforms on ADR holders.

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

If these, or other nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years, with possible adverse impact on our borrowers and counterparties. If this were to occur, we would potentially need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of December 31, 2022, the Bank’s foreign exposure, including counterparty risk in the derivative instruments’ portfolio, was U.S.$3,987 million or 5.0% of our total assets. There can be no assurance that the effects of a global financial crisis will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile. Crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

Chile has considerable economic ties with China, the United States and Europe. In 2022, approximately 38.9% of Chile’s exports went to China, mainly copper. China’s economy has grown at a strong pace in recent times, but a slowdown in economic activity in China may affect Chile’s GDP and export growth as well as the price of copper, which is Chile’s main export. Chile exported approximately 14.4% of total exports to the United States and 7.5% to Europe in 2022.

Chile was recently involved in international litigation with Bolivia regarding maritime borders. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

A change in labor laws in Chile or a worsening of labor relations in the Bank could impact our business.

As of December 31, 2022, on a consolidated basis, we had 9,389 employees, of which 72.2% were unionized. In February 2021, a new collective bargaining agreement was signed with the main unions, which became effective as of September 1, 2021 and expires on December 31, 2024. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally had good relations with our employees and their unions, but we cannot assure you that in the future, a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

There is currently a new labor reform being discussed in Congress, which, among other items, shortens the work week from 45 hours to 40 hours, excluding the lunch break. Additionally, the minimum wage formerly set at Ch$350,000/month (U.S.$411/month) was raised to Ch$410,000/month (U.S.$483/month) as of January 1, 2023. At Santander Chile, the weekly working hours agreed under the collective bargaining agreement are 40 hours, excluding lunch, and our minimum wage is set above the legal minimum. Despite this, we cannot assure at this time that the new labor reform, or any further increases to the minimum wage, will not have material impact on our expenses.

In addition, a bill was introduced to Congress to modify the terms of the “gratificación legal,” which consists of an annual participation to employees of a company’s profit. The new bill being discussed seeks to modify the Labor Code regarding the participation of workers in the profits of companies. The new bill proposes to modify the Labor Code to increase the gratificación legal distributed to employees and change the way it is calculated. This bill was approved by the Chamber of Deputies of the Chilean Congress and is currently in the Senate with no set date for discussion. No assurances can be made as to whether the proposed bill will be approved and as to whether, if approved, it will have a material impact on our financial condition.

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

We are a Chilean corporation. None of our directors are residents of the United States and most of our executive officers reside outside of the United States. In addition, all or a substantial portion of our assets and the assets of our directors and executive officers are located outside of the United States. Although we have appointed an agent for service of process in any action against us in the United States, none of our directors, officers or controlling persons has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

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

Our ADSs are listed and traded on the NYSE (under the ticker “BSAC”). Our common stock is listed and traded on the Santiago Stock Exchange (under the ticker “BSANTANDER”), which we refer to as the Chilean Stock Exchange, although the trading market for the common stock is small by international standards. At December 31, 2022, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the FMC may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the FMC will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

Although our common stock is traded on the Chilean Stock Exchange, there can be no assurance that a liquid trading market for our common stock will continue to exist. Approximately 32.82 % of our outstanding common stock is held by the public (i.e., shareholders other than Santander Spain and its affiliates), including our shares that are represented by ADSs trading on the NYSE. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

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

GENERAL RISK FACTORS

Disclosure controls and procedures over financial and non-financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures, including internal controls, over financial and non-financial reporting (including climate-related reporting) are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the Securities Exchange Act of 1934 (the “Exchange Act”) is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s U.S. Securities and Exchange Commission’s rules and forms.

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

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. Changes made to accounting standards can materially impact how we record and report our financial condition and results of operations, as well as affect the calculation of our capital ratios. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. Various amendments were made to financial and accounting standards in 2021 and 2022 for implementation in future periods without an impact in 2022. The Bank’s management is still evaluating the potential impact of these new standards. For further information about developments in financial accounting and reporting standards, see Note 1 to our Audited Consolidated Financial Statements.

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

Our ability to attract and retain qualified employees is affected by perceptions of our culture, social and corporate governance policies and management, our profile in the markets in which we operate and the professional opportunities we offer.

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

Chilean law applicable to public companies and financial groups and institutions and our by-laws provide for several procedures designed to ensure that the transactions entered into with or among our financial subsidiaries and/or affiliates do not deviate from prevailing market conditions for those types of transactions, including the requirement that our board of directors approve such transactions. Furthermore, all significant related party transactions must be approved by the Audit Committee and the Board. These significant transactions are also reported in our annual shareholders meeting. Please see Note 34 to our Audited Consolidated Financial Statements and “Item 7. Major Shareholders and Related Party Transactions.”

We are likely to continue to engage in transactions with our affiliates. Future conflicts of interests between us and any of affiliates, or among our affiliates, may arise, which conflicts are not required to be and may not be resolved in our favor.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in the Chilean market in terms of loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks aboard). As of December 31, 2022, we had total assets of Ch$68,422,026 million (U.S.$80,535 million), outstanding loans at amortized cost, net of allowances for loan losses of Ch$37,543,144 million (U.S.$44,190 million), total deposits of Ch$27,065,016 million (U.S.$31,857 million) and shareholders’ equity of Ch$4,858,386 million (U.S.$5,719 million). As of December 31, 2022, we employed 9,389 people. We have a leading presence in all the major business segments in Chile, and a large distribution network with national coverage spanning across all the country and a leading digital onboarding platform for new clients. We offer unique transaction capabilities to clients through our 286 branches and 1,647 ATMs. Our headquarters are in Santiago and we operate in every major region of Chile.

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

B. Business Overview

We have 286 branches, 182 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 6 under the Select brand name, 7 specialized branches for the Middle Market and 17 as auxiliary and payment centers. During 2022, we also opened 11 Santander Workcafés, reaching a total of 74 Workcafés across all regions of Chile. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following groups: (i) Retail banking, (ii) Middle-market, (iii) Corporate Investment Banking and (iv) Corporate Activities (“Other”).

The Bank has the reportable segments noted below see “Segmentation Criteria” for further information.

Retail Banking

This segment consists of individuals and small to medium-sized entities (SMEs) with annual sales less than Ch$3,000 million (U.S.$3.5 million). This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, securities brokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, foreign trade services, leasing, factoring, and transactional services.

Middle-market

This segment serves companies and large corporations with annual sales exceeding Ch$3,000 million (U.S.$3.5 million). It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million (U.S.$0.9 million) with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, securities brokerage, and insurance brokerage. Also, companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

Corporate Investment Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million (U.S.$11.8 million). The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, project finance, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, securities brokerage, and insurance brokerage.

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

The tables below show the Bank’s results by reporting segment for the year ended December 31, 2022, in addition to the corresponding balances of loans and accounts receivable from customers:

	For the year ended December 31, 2022
	Loans and accounts receivable at amortized cost (1)	Demand deposits and time deposits	Net interest income	Net fee and commission income	Financial transactions, net (2)	Expected credit losses	Support expenses (3)	Segment’s net contribution
	(in millions of Ch$)
Retail Banking	27,081,897	13,553,898	1,129,553	312,706	34,721	(263,167)	(635,991)	577,822
Middle-market	8,641,652	6,110,529	389,297	62,644	22,979	(57,253)	(105,160)	312,506
Corporate Investment Banking	2,978,420	6,636,113	143,575	37,300	157,793	(8,082)	(91,926)	238,660
Other	27,432	764,476	(92,313)	(5,381)	1,685	(27,993)	(21,943)	(145,945)
Total	38,729,401	27,065,016	1,570,112	407,269	217,178	(356,494)	(855,020)	983,045
Other operating income								5,539
Other operating expenses and impairment								(106,306)
Results from non-current assets and non-continued operations								8,518
Income from investments in associates and other companies								10,310
Income tax expense								(93,624)
Result of continuous operations								807,482
Result of discontinued operations								-
Net income for the year								807,482

(1)	Corresponds to loans and accounts receivable at amortized cost under IFRS 9, without deducting their allowances for loan losses.

(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Operations through Subsidiaries

The General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities that we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the twelve–month period ended December 31, 2022, our subsidiaries collectively accounted for 2.1% of our total consolidated assets.

		Percent ownership share as of December 31,
		2022			2021			2020
Name of the Subsidiary	Main activity	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
		(in %)
Santander Corredora de Seguros Limitada	Insurance brokerage	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Financial advisory	99.03	—	99.03	99.03	—	99.03	99.03	—	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	99.64	—	99.64	99.64	—	99.64	99.64	—	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	50.10	—	50.10	50.10	—	50.10	50.10	—	50.10
Santander Consumer Chile S.A.	Financing	51.00	—	51.00	51.00	—	51.00	51.00	—	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Card operator	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00

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

The Bank also has significant influence over the following entities:

		Place of	Percentage of ownership share as of December 31,
		Incorporation	2022	2021	2020
Associates	Main activity	and operation	(in %)
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48
Redbanc S.A.(1)	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A. (1)	Credit and debit card services	Santiago, Chile	25.00	25.00	25.00

(1)	The Bank has re-evaluated the classification of Redbanc and Transbank, due to the time elapsed since those companies were classified as held-for-sale, and the fact that it was not possible to find buyers, due to global economic effects derived from COVID-19 and the current Chilean economic situation. Thus, the Bank has reclassified those investments as Investments in associates and accounted them using the equity method.

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

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public-sector bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks operating in Chile. The Chilean banking system is comprised of 16 banks, including one public-sector bank. The six largest banks accounted for 88.5% of all outstanding loans by Chilean financial institutions as of December 31, 2022 (excluding assets held abroad by Chilean banks).

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

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the six largest banks in Chile in terms of total loans as of December 31, 2022 (excluding assets held by Chilean banks abroad).

	As of December 31, 2022, unless otherwise noted
	Market Share	Rank
Commercial loans	14.8%	2
Consumer loans	19.0%	1
Residential mortgage loans	21.0%	1
Total loans	17.3%	1
Deposits	16.5%	3
Credit card usage(1)	23.2%	1
Checking accounts(1)	28.8%	1
Branches(1)	18.1%	2

Source: FMC

(1)	As of November 2022, according to the latest publicly available information.

Loans

As of December 31, 2022, our loan portfolio was the largest among Chilean banks. Our loan portfolio, including interbank loans, represented 17.3% of the market for loans in the Chilean financial system as of such date. The following table sets forth our and our peer group’s market shares in terms of loans (excluding assets held by Chilean banks abroad).

	As of December 31, 2022 (Chilean Bank GAAP)
Loans	Ch$ million	U.S.$ million	Market Share
Santander-Chile	38,871,708	45,753	17.3%
Banco de Chile	37,068,496	43,631	16.5%
Scotiabank Chile	33,176,960	39,051	14.8%
Banco del Estado de Chile	32,118,154	37,804	14.3%
Banco de Crédito e Inversiones	30,666,285	36,095	13.7%
Itaú Corpbanca	26,758,033	31,495	11.9%
Others	25,598,545	30,130	11.4%
Chilean financial system	224,258,182	263,960	100.0%

Source: FMC.

Deposits

We had a 16.5% market share in deposits, ranking third among banks in Chile as of December 31, 2022. Deposit market share is based on total time and demand deposits as of the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits (excluding assets held by Chilean banks abroad).

	As of December 31, 2022 (Chilean Bank GAAP)
Deposits	Ch$ million	U.S.$ million	Market Share
Banco del Estado de Chile	32,882,716	38,704	20.1%
Banco de Chile	27,540,373	32,416	16.8%
Santander-Chile	27,065,015	31,857	16.5%
Banco de Crédito e Inversiones	20,881,214	24,578	12.8%
Scotiabank Chile	19,048,847	22,421	11.6%
Itaú Corpbanca	13,094,706	15,413	8.0%
Others	23,217,090	27,327	14.2%
Chilean financial system	163,729,960	192,716	100.0%

Source: FMC.

Total Equity

With Ch$4,238,372 million (U.S.$4,989 million) in equity in Chilean Bank GAAP as of December 31, 2022, we were the third largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity.

	As of December 31, 2022 (Chilean Bank GAAP)
Total Equity	Ch$ million	U.S.$ million	Market Share
Banco de Chile	4,858,328	5,718	17.2%
Banco de Crédito e Inversiones	4,776,801	5,622	16.9%
Santander-Chile	4,238,372	4,989	15.0%
Scotiabank Chile	3,322,759	3,911	11.8%
Itaú Corpbanca	3,187,318	3,752	11.3%
Banco del Estado de Chile	2,958,494	3,482	10.5%
Others	4,917,413	5,788	17.4%
Chilean financial system	28,259,483	33,262	100.0%

Source: FMC.

Efficiency

As of December 31, 2022, we were the fourth most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)) in each case under Chilean Bank GAAP.

Efficiency ratio as defined by the FMC	As of December 31, 2022 (Chilean Bank GAAP)
Banco de Chile	32,0%
Banco del Estado de Chile	34,7%
Scotiabank Chile	41,8%
Santander-Chile	42,8%
Banco de Crédito e Inversiones	47,9%
Itaú Corpbanca	52,1%
Chilean financial system	40,6%

Source: FMC.

Net Income for the Period Attributable to Equity Holders

In 2022, we were the third largest bank in Chile in terms of net income attributable to shareholders, which was equivalent to Ch$808,651 million (U.S.$952 million) measured under Chilean Bank GAAP. The following table sets forth our and our peer group’s net income.

	As of December 31, 2022 (Chilean Bank GAAP)
Net income attributable to equity holders	Ch$ million	U.S.$ million	Market Share
Banco de Chile	1,409,433	1,659	26.1%
Banco de Crédito e Inversiones	820,822	966	15.2%
Santander-Chile	808,651	952	15.0%
Banco del Estado de Chile	694,056	817	12.9%
Scotiabank Chile	487,533	574	9.0%
Itaú Corpbanca	433,744	511	8.0%
Others	741,346	873	13.7%
Chilean financial system	5,395,585	6,351	100.0%

Source: FMC.

Return on equity

We were the third most profitable bank in our peer group (as measured by return on period-end equity under Chilean Bank GAAP) and the second most capitalized bank as measured by the Chilean BIS ratio as of December 31, 2022 and November 30, 2022, respectively. The following table sets forth our and our peer group’s return on average equity and BIS ratio.

	Return on period-end equity as of December 31, 2022 (Chilean Bank GAAP)	BIS Ratio as of November 30, 2022 (Chilean Bank GAAP)
Banco de Chile	31.4%	18.5%
Banco del Estado de Chile	28.6%	14.5%
Santander-Chile	21.6%	17.5%
Scotiabank Chile	18.0%	13.5%
Banco de Crédito e Inversiones	17.8%	13.1%
Itaú Corpbanca	13.3%	15.2%
Chilean financial system	21.1%	15.7%

Source: FMC.

Asset Quality

As of December 31, 2022, we had the fourth lowest non-performing loan to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio as defined by the FMC as of December 31, 2021.

Non-performing loans / total loans(1) as of December 31, 2022 (Chilean Bank GAAP)
Banco de Chile	1.1
Banco de Crédito e Inversiones	1.2
Scotiabank Chile	1.4
Santander-Chile	1.9
Itaú Corpbanca	2.0
Banco del Estado de Chile	3.0
Chilean financial system	1.7

Source: FMC

(1)	Excluding interbank loans.

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

The Council’s responsibilities include regulation, sanctioning and the definition of general supervision policies. In addition, there will be a prosecutor in charge of investigations and the Chairman will be responsible for supervision. The FMC will act in coordination with the Central Bank.

The date of entry into operation of the Commission for the Financial Market was December 14, 2017. The Superintendency of Banks and Financial Institutions (SBIF) was eliminated on January 15, 2018 and all functions of this Superintendency were absorbed by the FMC.

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

Deposit Insurance

The Chilean government guarantees certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF400 per person (Ch$14,044,392 or U.S.$16,340 as of December 31, 2022) per calendar year in the entire financial system and a maximum of UF200 per person per bank.

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

The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100.0% “technical reserve” against them: demand deposits, deposits in checking accounts, or obligations payable on sight incurred in the ordinary course of business, and in general all deposits unconditionally payable immediately but excluding interbank demand deposits. As of December 31, 2021, the Central Bank required us to maintain an additional technical reserve of Ch$4,272,695 million, representing 15.2% of our demand deposits, due to the strong rise in demand deposits since the beginning of the pandemic. As of December 31, 2022, the Bank was not required to maintain this reserve.

Minimum Capital

On October 9, 2020, the FMC published the final regulations on regulatory capital to comply with effective net worth rules in accordance with Basel III and General Banking Law. The new regulation became effective on December 1, 2021 and is being gradually implemented and adjusted to be fully in place by December 1, 2025. Pursuant to the proposed regulation, there are three levels of capital: core capital level 1 or CET1 (core capital), additional tier I capital or AT1 (perpetual bonds and preferred stock) and Tier 2 or T2 capital (subordinated bonds and voluntary provisions). Regulatory capital is composed of the sum of CET1, AT and T2 after making some deductions, mainly for intangible assets, hybrid securities issued by foreign subsidiaries, partial deduction for deferred taxes and some reserve and profit accounts. Minimum total regulatory capital is 8% of risk-weighted assets, which includes credit, market, and operational risk. This minimum rises in line with the size, complexity and solvency of a bank and the FMC’s assessment of a bank’s management.

According to Chilean regulations regulatory core capital must be as a minimum 4.5% of risk weighted assets (RWA) of a Bank. In addition, and to avoid restrictions on dividend payments, a bank must have an additional conservation buffer of 2.5% of RWA. The conservation buffer will be gradually phased in by 2025 and must be comprised of core capital. The Central Bank may set an additional counter cyclical buffer of up to 2.5% of risk-weighted assets in agreement with the FMC, also comprised of core capital. As of the date hereof, the Central Bank has not decided to activate such counter cyclical buffer.

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

The Central Bank may also require for a SIB: (1) the addition of up to 2% to the core capital to a bank’s total assets ratios; (2) a reduction in the technical reserve requirement trigger from 2.5 times regulatory capital to 1.5 times regulatory capital; and/or (3) a reduction in the interbank loan limit to 20% of regulatory capital of any SIB. Under this framework, we are classified as a Level II SIB with a requirement of maintaining 1.5% of RWA as core capital to fulfill this requirement.

Banks must also have at least 1.5% of RWA in Additional Tier 1 capital (AT1), either in the form of preferred shares or perpetual bonds, both of which may be convertible to common equity. The maximum amount of AT1 is set at 1/3 of core capital. As a temporary measure, the FMC permits banks to fulfill their minimum AT1 requirement with Tier II instruments. In October 2021, the Bank issued an AT1 perpetual bond for U.S.$700 million with no fixed maturity and not redeemable before five years from the date of issuance. The bond is convertible to shares if the banks CET1 ratio falls below 5.125% in line with the FMC conditions and requirements for the issuance of perpetual bonds and preferred equity.

Tier 2 capital is now set at a minimum of 2% of RWA. Tier 2 includes subordinated bonds and up to the equivalent of 50% of core capital can be considered Tier 2. Additional provision in accordance to the rules of General Banking Law can also be considered Tier 2 in amount up to 1.25% of RWA.

The General Banking Law also incorporates Pillar 2 capital requirements with the objective of assuring an adequate risk management. The objective of this pillar is to ensure that banks maintain capital levels that are consistent with their risk profile and business model and encourages the development and use of appropriate processes to monitor and manage their risks. Pillar 2 also granted the regulators the power to impose greater capital requirements as a result of deficient evaluations of a bank’s internal capital adequacy assessment process (ICAAP), which should consider a bank’s risk profile and a strategy to sustain adequate levels of capital, even under stress scenarios. Pillar 2 also focuses on risks not considered in Pillar 1 such as reputational risks, concentration risks, liquidity risks and interest rate risks. The FMC, with at least four votes from the Council of the FMC, will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a particular financial institution. Following the FMC latest revision of the Bank’s solvency and management, a 0% Pillar II requirement was set in January 2023 for the Bank.

The following table sets forth the regulatory capital demands under the General Banking Law:

Minimum capital requirements: Basel III, previous GBL and new requirements
Capital categories	General Banking Law
(% over risk weighted assets)
(1) Core capital	4.5%
(2) Additional Tier 1 Capital (AT1)	Minimum 1.5% up to 1/3 of core capital
(3) Total Tier 1 Capital (1+2)	6.0%
(4) Tier 2 Capital	Minimum 2.0% with subordinated bonds up to 50% of core capital and additional provisions up to 1.25% of RWAs
(5) Total Regulatory Capital (3+4)	8.0%
(6) Conservation Buffer	2.5 CET1
(7) Total Equity Requirement (5+6)	10.5%
(8) Counter Cyclical Buffer	up to 2.5 CET1
(9) SIB Requirement	Between 1 – 3.5% CET1
(10) Pillar 2	Up to 4% CET1 or Tier 2

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

The following table sets forth our RWA and regulatory capital as of December 31, 2022 under Basel III as required by the Chilean regulator as of this reporting date.

Risk-weighted assets	December 31, 2022
Ch$ million
Market risk	5,554,604
Operational risk	4,070,594
Credit risk	28,324,909
Total RWA	37,950,107

		Ratio
	December 31, 2022	December 31, 2022
	(Ch$ million)	(% of RWA)
Core capital	4,212,916	11.1%
Additional Tier I	779,997	2.1%
Tier I	4,992,913	13.2%
Tier II	1,766,133	4.7%
Regulatory capital	6,759,047	17.8%

We believe our current capital levels are adequate, but we cannot rule out having to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required by the FMC.

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

●	A bank may not extend to any entity or individual (or any one group of related entities), except for another financial institution, directly or indirectly, unsecured credit in an amount that exceeds 10.0% of the bank’s regulatory capital, or in an amount that exceeds 30.0% of its regulatory capital if the excess over 10.0% is secured by certain assets with a value equal to or higher than such excess. In the case of financing infrastructure projects built by government concession, the 10.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession in the case of export loans in foreign currency the ceiling is raised to 30%;

●	a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its regulatory capital;

●	a bank may not grant loans to a single business group, as defined in Title XV of Law 18,045, that exceeds 30% of the Bank’s regulatory capital, provided that such limit excludes interbank loans;

●	if a bank originates a loan in excess of these limits, a fine equivalent to 10% of the excess will be applied to the bank;

●	a bank may not directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;

●	a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank; and

●	a bank may not grant loans to related parties (including holders of more than 1.0% of its shares) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

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

Suspension of Income Recognition on Accrual Basis

In accordance with the Compendium, financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio. IFRS 9 does not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. Under IFRS 9, interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or “Stage 3”), for which interest revenue is calculated by applying the effective interest rate to their amortized cost (i.e., net of ECL provision). Off-balance interests are recorded as interest income only if related payments are received. This difference does not materially impact our Audited Consolidated Financial Statements.

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

Loan Loss Allowances

According to both Chilean Bank GAAP and IFRS, loan loss allowances are calculated using expected loss models. The main difference between Chilean Bank GAAP and IFRS 9 regarding loan loss allowances is that loan loss allowances under Chilean GAAP are calculated using expected loss models based on specific guidelines set by the FMC. The models adopted with IFRS 9 use an expected loss approach, however these are not in accordance with specific guidelines under Chilean Bank GAAP given by the FMC. The FMC has not adopted the IFRS 9 Impairment chapter and therefore the Bank has adjusted the Audited Consolidated Financial Statements to fully comply with IFRS standards.

Provisions for Country Risk and for Contingent Loan Risk

Under Chilean Bank GAAP, the Bank provisions for country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications established by the FMC and therefore are not in accordance with IFRS. Our provisions for country risk as of December 31, 2022 were not material.

Also under Chilean Bank GAAP, the Bank has established allowances related to the undrawn available credit lines and contingent loans in accordance with the FMC. Under IFRS 9, provisions for contingent loans are calculated based on expected credit loss. The Bank has adjusted the Audited Consolidated Financial Statements accordingly.

These differences do not materially impact our financial statements.

Mark-to-market of debt instruments at amortized cost

In the past years and in response to the pandemic the Chilean government rolled out a series of measures to increase liquidity for households as well as passing a law that enabled Chileans to make up to three withdrawals from their pension fund. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Chilean Economy” for more information. The increased liquidity of our clients led to an increase in demand deposits that surpassed the technical reserve threshold defined by the Central Bank as 2.5 times the Bank’s regulatory capital. Therefore, the Bank was required to maintain a 100% reserve requirement in the Central Bank for any deposit unconditionally payable immediately that surpassed this threshold. This reserve requirement may also be composed of notes issued by the Central Bank.

Additionally, in 2020 and 2021 the Central Bank issued low-cost Central Bank Credit lines (FCIC), whereby banks had to provide eligible collateral to access these lines. The eligible collateral included debt instruments issued by the Central Bank and the Chilean Treasury.

Due to exceptional changes arising in the liquidity market, the Bank created a new business model “Held-to-collect” whose objective is to properly manage the prevailing high level of liquidity, and maintain the required reserves and collateral.

As a result, the Bank reclassified a portion of the portfolio of high rated Central Bank bonds from debt instruments at fair value through other comprehensive income to debt instruments at amortized cost that matched the estimated duration of our excess technical reserves and the duration of the FCIC lines with the Central Bank.

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

Deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. Due to the adjustments made to our consolidated financial statements for the differences between Chilean Bank GAAP and IFRS, we adjust deferred taxes accordingly.

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

Dissolution and Liquidation of Banks

The FMC may establish that a bank should be liquidated for the benefit of its depositors or other creditors when such bank does not have the necessary solvency to continue its operations. In such case, the FMC must revoke a bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The FMC must also revoke a bank’s authorization if the reorganization plan of such bank has been rejected twice. The resolution by the FMC must state the reason for ordering the liquidation and must name a liquidator, unless the FMC assumes this responsibility. When a liquidation is declared, all checking accounts and other demand deposits received in the ordinary course of business are required to be paid by using existing funds of the bank, its deposits with the Central Bank or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed. If necessary and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

On January 12, 2019, Law No. 21,130 was published in the Official Gazette of Chile. The law modernizes banking legislation including the General Banking Law by, among other things, transferring the supervisory powers of the Superintendency of Banks and Financial Institutions (SBIF) to the FMC, updating the capital and risk management requirements applicable to banking companies in accordance with the Basel III standards, and introducing measures for the early regularization and intervention of banking companies that are at risk of insolvency.

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

Volcker Rule

Section 13 of the U.S. Bank Holding Company Act and its implementing rules (collectively, the “Volcker Rule”) prohibit “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in “covered funds,” in each case subject to certain exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. Banking entities such as Santander-Chile and Santander Spain were required to bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement. Santander Spain has assessed how the Volcker Rule affects its businesses and subsidiaries, including Santander-Chile, and has brought its activities into compliance. The Group has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. The Volcker Rule contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, as well as certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. Santander Spain’s non-U.S. banking organization subsidiaries, including Santander-Chile, are largely able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions from the Volcker Rule. Those exemptions generally exempt proprietary trading, and sponsoring or investing in covered funds if, among other restrictions, the essential actions take place outside the United States and any transactions are not with U.S. persons.

In July, 2017 the five regulatory agencies charged with implementing the Volcker Rule announced the coordination of reviews of the treatment of certain foreign funds that are investment funds organized and offered outside of the United States and that are excluded from the definition of covered fund under the agencies’ implementing regulations. Also, in July 2017, the Federal Reserve issued guidelines for banking entities seeking an extension to conform certain “seeding” investments in covered funds to the requirements of the Volcker Rule.

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

The following activities are disclosed in response to Section 13(r) with respect to the Group and its affiliates. During the period covered by this report:

(a)	Santander UK holds seven blocked accounts for five customers that are currently designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2022 were negligible relative to the overall profits of Banco Santander S.A.

(b)	Santander Consumer Finance, S.A. holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions program. The accounts have been blocked since 2008. No revenues or profits were generated by the Belgian branch on these accounts in the year ended 31 December 2022.

(c)	Banco Santander (Brasil) S.A. (Santander Brasil) holds three blocked accounts for three customers with domicile in Brazil designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions programme. Revenues and profits generated by Santander Brasil on these accounts in the year ended 31 December 2022 were negligible relative to the overall profits of Banco Santander S.A.

(d)	Santander Consumer Finance, S.A. also held through its branch in Greece an auto finance loan for a client designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions program. The relationship was terminated before the year end. Revenues or profits generated by the branch in Greece on this position in the year ended December 31, 2022 were negligible relative to the overall profits of Banco Santander S.A.

(e)	The Group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions program (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2022 which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

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

The chart below sets forth the names and areas of responsibility of our senior managers as of the date of the filing of this annual report:

D. Property, plants and equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, 20th floor, Santiago, Chile. At December 31, 2022, we owned the locations at which 32.7% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main Properties as of December 31, 2022	Number
Central Offices
Owned	4
Rented	5
Total	9

Branches
Owned	79
Rented	207
Total	286

Other property(1)
Owned	36
Rented	33
Total	69

(1)	Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Accounting Standards Applied in 2022

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its consolidated financial statements in accordance with IFRS as issued by the IASB in order to comply with requirements of the SEC. As required by the General Banking Law, which subjects Chilean banks to the regulatory supervision of the FMC, and which mandates that Chilean banks abide by the accounting standards stipulated by the FMC, our locally-filed consolidated financial statements have been prepared in accordance with Chilean Bank GAAP as issued by the FMC. The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, as described in “Item 4. Information on the Company—Differences between IFRS and Chilean Bank GAAP.” Therefore, our locally filed consolidated financial statements have been adjusted according to IFRS as issued by the IASB.

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

Allowance for Loan Losses under IFRS 9

The impairment model applies to all financial assets measured at amortized cost and fair value through other comprehensive income (“FVOCI”), including loan commitments and contingent loans. The Bank accounted the expected credit losses (“ECL”) related to financial assets measured at amortized cost and FVOCI as a loss allowance in the statement of financial position and the carrying amount of these assets is stated net of the loss allowance. The ECL related to contingent loans are accounted as a provision in the statement of financial position. For financial assets that are measured at fair value through other comprehensive income, the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset in the statement of financial position. The new model uses a dual measurement approach, under which the loss allowance is measured as either: (a) 12-month expected credit losses or (b) lifetime expected credit losses.

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

Expected credit loss measurement

The ECL is the probability-weighted estimate of credit losses, i.e., the present value of all cash shortfalls. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. The three main components in measuring ECL are:

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

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. See “Note 36—Fair Value of Financial Assets and Liabilities” in our Audited Consolidated Financial Statements.

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

Deferred Tax Assets and Liabilities

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law is enacted or substantially enacted. See “Note 13—Current and Deferred Taxes” of our Audited Consolidated Financial Statements.

Provisions – Contingent Liabilities

Provisions related to contingencies associated to pending signature of contracts, potential clients and other administrative claims, operational risk arise from financial transactions, potential property tax associated to leasing contracts are quantified using the best available information of uncertain future events that are not wholly within control of the Bank. These are reviewed and adjusted at each reporting date. See “Note 19—Provisions and Contingent Provisions” of our Audited Consolidated Financial Statements.

A. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2020, the Chilean economy suffered due to the COVID-19 pandemic with extensive lockdowns in place, which led to an economic contraction of 5.8% in 2020. During 2021, the Chilean economy started to recover as the extensive lockdowns where lifted, and GDP grew 11.7% in 2021. For 2022, the Central Bank expects GDP to have grown 2.4% and estimates a contraction of 1.75% in 2023 and growth between 2% and 3% in 2024.

As of December 2022, the unemployment rate for 2022 reached 7.2%, down from the 10.3% in the same period of 2021. The unemployment figures have increased again during recent months as economic growth slows down. However, the workforce has stopped expanding and the unemployment rate is expected to remain at around 8% for year 2023.

During the pandemic, the government rolled out a series of measures to increase liquidity for households, spending a total of around U.S.$3.2 billion in direct government transfers. In July 2020, a law was enacted permitting Chileans to withdraw a minimum of UF35 (U.S.$1,430) and a maximum of UF150 (U.S.$6,127) from their pension funds. Approximately U.S.$48.6 billion was withdrawn over the course of 2020 and 2021. This immediate injection of cash to households contributed to higher consumption, higher inflation and positively impacted asset quality. All this liquidity increased inflation, with CPI inflation reaching 7.2% in 2021 and 12.8% in 2022. As a result, the Central Bank has increased the MPR multiple times, after leaving it at the technical minimum of 0.5% throughout the pandemic and reaching 4.0% in December 2021 and 11.25% in October 2022.

The exchange rate depreciated by 19.9% in 2021 and appreciated by 0.5% in 2022.  The depreciation of the Chilean peso in 2021 is mainly as a result of domestic political uncertainty together with a global strengthening of the U.S. dollar from the global uncertainty from the pandemic and the military conflict in Ukraine.

Total loans as of December 31, 2022, in the Chilean financial system, excluding loans held abroad by Chilean banks, grew 9.8% year-over-year. Total customer deposits (defined as time deposits plus checking accounts), excluding amounts held by Chilean banks abroad, increased 4.6% year-over-year as of December 31, 2022. The non-performing loans (defined as loans with an installment that is at least 90 days past-due) to total loans ratio increased from 1.2% at year-end 2021 to 1.7% at December 31, 2022 as the high liquidity levels in the system during the pandemic started to normalize.

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$35,110.98 at December 31, 2022, Ch$30,991.74 at December 31, 2021 and Ch$29,070.33 at December 31, 2020. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition, and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 13.3% in 2022, 6.6% in 2021 and 2.7% in 2020. There can be no assurance that Chilean inflation will not change significantly from the current level. Due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are significantly less features in deposits and other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

●	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest-bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest-bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities.

●	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates or inflation. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. The loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled a loss of Ch$680,403 million in 2022 compared to a gain of Ch$449,122 in 2021 and loss of Ch$15,461 million in 2020. This larger loss in 2022 was mainly due to higher short-term interest rates. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$5,028,171 million in 2022, Ch$6,252,221 million in 2021 and Ch$6,173,541 million in 2020. Therefore, our sensitivity to a 100-basis point shift in UF inflation considering our year end gap would be approximately Ch$50.3 billion.

●	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was Ch$1,015,855 million in 2022, Ch$410,249 million in 2021 and Ch$173,668 million in 2020. The 147.6% increase in these results was due to the higher UF inflation rate and a larger average UF gap in 2022 compared to 2021.

	As of December 31,			% Change
	2022	2021	2020	2022/2021	2021/2020
	(in millions of Ch$)
Impact of inflation on net interest income
Results from UF GAP(1)	1,015,855	410,249	173,668	147.6%	136.2%
Annual UF inflation	13.3%	6.6%	2.7%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

●	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest-bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 32.0%, 38.9% and 33.5%, for the years ended December 31, 2022, 2021 and 2020, respectively.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Our Financial Management Division usually seeks to maintain liabilities with an average duration that is shorter than that of our assets, including through the use of derivatives, in order to hedge against sudden or rapid falls in the inflation rate, which in general triggers a reduction in short-term rates. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation—Peso-denominated assets and liabilities.” An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest-bearing liabilities. A flattening of the yield curve (i.e. long-term rates falling quicker than short-term rates) negatively affects our margins by lowering loan yields at a greater pace than deposits costs. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The exchange rate appreciated 0.5% in 2022 and depreciated 19.9% in 2021. A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In 2022, the Bank held significant short-term assets in U.S.$ overnight deposits in order to maintain strong liquidity levels in this currency due to the higher rates paid on these funds in 2022. In either case, any differences are usually hedged using forwards and cross-currency swaps. Including derivatives, the Bank seeks to run no foreign currency risk in its non-trading balance sheet. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) and derivatives accounted under hedge accounting standards are included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Foreign exchange fluctuations” for more detail on the Bank’s exposure to foreign currency.

Consolidated Ratios

We use certain consolidated ratios to measure profitability and efficiency when planning, monitoring and evaluating our performance. The following tables set forth our consolidated ratios for each of the periods indicated.

	2022	2021
CONSOLIDATED RATIOS
(IFRS)
Profitability and performance:
Net interest margin (4)	3.1%	3.9%
Return on average total assets (5)	1.2%	1.5%
Return on average equity (6)	22.5%	20.7%

Capital:
Average equity as a percentage of average total assets (7)	5.2%	7.0%
Total liabilities as a multiple of equity (8)	18.2	13.2
Credit Quality:
Non-performing loans as a percentage of total loans (9)	0.8%	1.2%
Allowance for loan losses as percentage of total loans(10)	3.0%	2.9%
Operating Ratios:
Operating expenses /operating revenue (11)	43.3%	39.8%
Operating expenses /average total assets	1.4%	1.6%

OTHER DATA
CPI Inflation Rate (12)	12.8%	7.2%
Revaluation (devaluation) rate (Ch$/U.S.$) at year end (12)	0.5%	(19.9%)
Number of employees at period end	9,389	9,988
Number of branches and offices at period end	286	326

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2022 have been translated from Chilean pesos at the interbank market exchange rate of Ch$849.59 = U.S.$1.00 as of December 31, 2022 based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. Per share data in U.S.$ is not in thousands.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(3)	Total equity includes equity attributable to equity holders of the Bank plus non-controlling interests.

(4)	Net interest income divided by average interest earning assets (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).

(5)	Net income for the year divided by average total assets (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).

(6)	Net income for the year divided by average equity (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).

(7)	This ratio is calculated using total average equity (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”) including non-controlling interest.

(8)	Total liabilities divided by equity.

(9)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due. Total loans in 2022 and 2021 corresponds to loans at amortized cost.

(10)	Allowance for loan losses as of December 31, 2022 and 2021 corresponds to allowances for loans at amortized cost according to IFRS 9.

(11)	The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange gain, net and other operating income.

(12)	Based on on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period.

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

Reclassification

In 2022, the Bank made changes to the presentation of its consolidated financial statements and reclassified certain amounts in its consolidated statements of financial position and consolidated statements of income. The reclassifications consisted primarily of: (i) in the consolidated statements of financial position, changes to the presentation of assets and liabilities to group them by measurement category, (ii) in the consolidated statements of income, (a) the reclassification of prepayment commissions from interest income to fee and commission income, (b) presenting net income from financial operations by measurement category to provide additional detail regarding net income from financial assets and liabilities, and (c) breaking down other operating income and other operating expenses into additional categories to provide further detail on income from non-current assets and investments in associates. These reclassifications were applied retrospectively to the Bank's consolidated financial statements as of and for the year ended December 31, 2021 and all figures presented as of and for the year ended December 31, 2021 herein reflect such reclassifications. Please see Note 1—Summary of Significant Accounting Policies—(z) Reclassification to our Audited Consolidated Financial Statements for more detail.

Results of Operations for the Years Ended December 31, 2022 and 2021

In this section, we discuss the results of our operations for the year ended December 31, 2022 compared to the year ended December 31, 2021. For a discussion of the results of our operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, please refer to “Item 5. – A. Operating Results – Results of Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020” in our Annual Report on Form 20-F for the year ended December 31, 2021.

The following discussion is based upon and should be read in conjunction with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the years ended December 31, 2022 and 2021.

Consolidated Income Statement Data IFRS

	2022	2022	2021(2)	% Change 2022/2021
	(U.S.$ thousands)(1)	(Ch$ million)

Interest income and inflation	4,810,151	4,086,656	2,904,520	40.7%
Interest expense and inflation	(2,962,069)	(2,516,544)	(1,109,746)	126.8%
Net interest income	1,848,082	1,570,112	1,794,774	(12.5%)
Fees and commission income	858,135	729,063	595,181	22.5%
Fees and commission expense	(378,764)	(321,794)	(245,853)	30.9%
Total net fees and commission income	479,371	407,269	349,328	16.6%
Net income/(expense) from financial assets and liabilities for trading	92,034	78,191	(28,602)	—%
Net income from derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	(1,916)	(1,628)	22,199	—%
Net income from exchange, adjustment and hedge accounting of foreign exchange	165,509	140,615	125,431	12.1%
Net income from financial operations	255,627	217,178	119,028	82.5%
Income from investments in associates and other companies	12,135	10,310	(475)	—%
Net income from non-current assets and groups available for sale not admissible as discontinued operations	10,026	8,518	2,297	270.8%
Other operating income	6,520	5,539	1,662	233.3%
Total operating income	2,611,761	2,218,926	2,266,614	(2.1%)
Personnel salaries and expenses	(488,245)	(414,808)	(397,675)	4.3%
Administrative expenses	(365,140)	(310,219)	(280,134)	10.7%
Depreciation and amortization	(153,007)	(129,993)	(122,055)	6.5%
Impairment of property, plant and equipment	—	—	—	—
Other operating expenses	(125,126)	(106,306)	(101,430)	4.8%
Total operating expenses	(1,131,518)	(961,326)	(901,294)	6.7%
Operating income before credit losses	1,480,243	1,257,600	1,365,320	(7.9%)
Provisions for loan losses for interbank loans and account receivable from customers	(519,540)	(441,396)	(355,638)	24.1%
Provisions for loan losses for contingent loans and others	(6,108)	(5,189)	(12,254)	(57.7%)
Recovery of loans previously charged-off	106,613	90,577	76,999	17.6%
Provision for loan losses for other financial assets at amortized cost and financial assets at fair value through OCI	(572)	(486)	(335)	45.1%
Provision for loan losses	(419,607)	(356,494)	(291,228)	22.4%
Net operating income before income tax	1,060,636	901,106	1,074,092	(16.1%)
Income tax expense	(110,199)	(93,624)	(221,664)	(57.8%)
Net income for the year	950,437	807,482	852,428	(5.3%)
Net income for the year attributable to:
Shareholders of the Bank	932,539	792,276	842,467	(6.0%)
Non-controlling interests	17,898	15,206	9,961	52.7%

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2022 have been translated from Chilean pesos at the exchange rate of Ch$849.59 = U.S.$1.00 as of December 31, 2022.

(2)	In 2022, the Bank reclassified amounts in certain line items and applied such reclassifications retrospectively to the Bank's consolidated statements of income for the year ended December 31, 2021. See Note 1—Summary of Significant Accounting Policies—(z) Reclassification to our Audited Consolidated Financial Statements for more detail.

Results of Operations for the Years Ended December 31, 2022 and 2021

Net income for the year attributable to equity holders of the Bank decreased 6.0% in 2022 compared to 2021 and totaled Ch$792,276 million. Our return on annualized average equity was 22.5% in 2022 compared to 20.7% in 2021.

In 2022, net operating profit before credit losses was Ch$1,257,600 million, a decrease of 7.9% compared to 2021.

Our net interest income decreased 12.5% in 2022 compared to 2021. Net interest income from our reporting segments totaled Ch$1,662,425 million and increased 12.5% compared to 2021. This rise was mainly due to effect of a better spread on our products, partially offset by a more expensive funding mix. This was fully offset by a Ch$92 billion loss in Other net interest income. Other net interest income consists mainly of net interest income from the Bank’s ALCO, which includes the net interest income from the Bank’s debt instruments recorded at fair value through other comprehensive income, deposits in the Central Bank, and the financial cost of supporting our cash position and financial investments held for trading (the interest income from which is recognized as net income from financial operations and not interest income). The result of the Bank’s inflation gap is also included in this line as well as the net impact of derivatives used to hedge our inflation gap or views on interest rates. The decline in other net interest income was mainly due to Bank’s negative sensitivity to rising short term interest rates which led to a higher cost of funding in 2022 and a lesser carry from our held to collect investment portfolio. Overall, our net interest margin decreased from 3.9% in 2021 to 3.0% in 2022.

Net fees and commission income increased 16.6% to Ch$407,269 million in the twelve-month period ended December 31, 2022, compared to the same period in 2021. This increase was driven by higher fees from Santander Corporate and Investment Banking (“SCIB”) and the Middle market divisions due to greater demand for the Bank’s corporate products and services as well as higher fees from retail banking as a result of our digital strategy which led to an increase of 18.1% in the number of checking account clients as of December 31, 2022 compared to the same period in 2021.

Total net income from financial operations, which is the sum of Net income/(expense) from financial assets and liabilities for trading, Net income from derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income, and Net income from exchange, adjustment and hedge accounting of foreign exchange, totaled Ch$217,178 million in the year ended December 31, 2021, an increase of 82.5% compared to the same period in 2021. These results include the results of our Treasury Division’s transactions with customers, as well as the results of our non-client treasury operations, mainly the Financial Management Division. Client treasury services totaled Ch$219,112 million, an increase of 30.1% compared to 2021. The results from client treasury products and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2022, the higher market volatility due to the impact of the conflict in Ukraine on the global economy and the increase in inflation and rates led to greater demand from our Corporate and Middle-market clients. The results from non-client treasury income totaled a loss of Ch$1,934 million in 2022 compared to a loss of Ch$49,328 million in 2021. These results include the income from sale of loans, including charged-off loans, CVA adjustments and the results from our Financial Management Division.

For the year ended December 31, 2022, provisions for loan losses totaled Ch$356,494 million and increased 22.4% compared to 2021. This rise was mainly due to our updated macro-economic information and scenarios, resulting in an increase of ECL allowance of Ch$73,000 million, which were covered with post-model adjustment previously recorded and our maintenance of Ch$91,351 million in residual overlays to face future macro-economic information and scenarios updates and to cover certain defaulted loans from mortgage and other commercial portfolios and specific clients (see "Note 08 --Financial Assets at Amortized Cost" of our Audited Consolidated Financial Statements for more detail on the constitution of these overlays). This variation was also due to a normalization of liquidity levels, especially in Chilean households. During the pandemic Chileans were permitted to access their pension funds and also received substantial direct transfers from the government. This resulted in a temporary improvement in asset quality as part of these funds were used to pay off current and overdue loans. As this excess liquidity has been used up and as the economy began to slow down with the hike in interest rates, asset quality began to return to pre-pandemic levels resulting in a rise in provisions.

Operating expenses in the year ended December 31, 2022 increased 6.7% compared to the corresponding period in 2021. The efficiency ratio was 43.3% in 2022 and 39.8% in 2021.

The 4.3% increase in personnel salaries and expenses was mainly due to the readjustment of fixed salaries for the higher inflation, partially offset by the decrease in salary costs as the headcount decreased 6.0% in 2022, ending the year at 9,389 employees in the Bank.

Administrative expenses increased 10.7% in the year ended December 31, 2022 compared to the corresponding period in 2021, mainly due to the higher inflation rate and volatility of the Chilean peso. This resulted in the rise of administrative expenses, as items such as rent and outsourced service contracts, such as the security transport vehicles, are indexed to inflation and various outsourced IT-related expenses are denominated in foreign currencies.

Depreciation and amortization expense increased 6.5% in 2022 compared to 2021. This increase was mainly due to a higher amortization of intangible assets in the period from the digital banking developments as part of our plan to improve productivity. There were no impairment charges in 2022 and 2021.

Other operating expenses were Ch$106,306 million in 2022, an increase of 4.8% compared to 2021. This is explained by the increase in the Bank’s client base, which increases the cost the Bank must pay to cover for the insurance policy it has contracted to cover cyber fraud losses.

Total income tax expense by the Bank in 2022 was Ch$93,624 million, a decrease of 57.8% compared to 2021. Net operating income before income tax was Ch$901,106 million, a decrease of 16.1% compared to 2021. The Bank paid an effective tax rate of 10.4% in 2022 compared to 20.6% in 2021. The statutory corporate tax rate in Chile in both 2022 and 2021 was 27%. The Bank usually pays a lower effective tax rate than the statutory rate since in our Chilean tax books we must re-measure capital each year for the variation in CPI inflation and this results in a tax loss.

Net Interest Income

	Year ended December 31,		% Change
	2022	2021(3)	2022/2021
	(in millions of Ch$, except percentages)
Retail banking	1,129,553	1,035,288	9.1%
Middle-market	389,297	327,519	18.9%
Corporate Investment banking	143,575	96,388	49.0%
Total reporting segments	1,662,425	1,459,195	13.9%
Other(1)	(92,313)	335,579	—%
Net interest income	1,570,112	1,794,774	(12.5%)
Average interest-earning assets	51,083,192	46,529,096	9.8%
Average non-interest-bearing demand deposits	12,844,814	14,035,242	(8.5%)
Net interest margin(2)	3.13%	3.90%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	32.04%	38.90%

(1)	Consists mainly of net interest income from the Financial Management Division, including the result of the Bank’s inflation gap as well as the net impact of derivatives used to hedge our exposure to inflation or shifts on interest rates and the cost of funding our financial assets held for trading. Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds. This segment also includes intra-segment income and activities not assigned to a given segment or product line.

(2)	Net interest margin is net interest income divided by average interest-earning assets.

(3)	In 2022, the Bank reclassified amounts in certain line items and applied such reclassifications retrospectively to the Bank's consolidated statements of income for the year ended December 31, 2021. See Note 1—Summary of Significant Accounting Policies—(z) Reclassification to our Audited Consolidated Financial Statements for more detail.

For the year ended December 31, 2022, our net interest income totaled Ch$1,570,112 million and decreased 12.5% from Ch$1,794,774 million in 2021. Average interest earning assets increased 9.8% in the same period. During 2022, the loan portfolio grew 6.0%, mainly in mortgage loans that are indexed to inflation and commercial loans that are in UF or foreign currency. The growth in these products was due to high levels of UF inflation, which grew 13.3% in 2022 compared to 2021. With this the average interest rate earned on interest earning assets indexed to the UF increased from 6.0% in 2021 to 10.2% in 2022. The higher rate environment also increased the average yield earned over peso denominated interest earning assets which increased from 5.5% in 2021 to 8.1% in 2022. Overall, the total average interest earned over interest earning assets increased to 8.0% in 2022 from 5.1% in 2021.

Average nominal interest rate earned on interest earning assets	2022	2021
Ch$	8.1%	5.5%
UF	10.2%	6.0%
Foreign currencies	1.7%	1.4%
Total	8.0%	5.1%

The average rate paid on our interest-bearing liabilities increased from 2.0% in 2021 to 7.3% in 2022. This was mainly due to a higher rate environment in 2022 as the Central Bank’s continued to tighten monetary policy due to higher inflation. With this the monetary policy rate went from 4.0% to 11.25% and led to an increase in the nominal rate paid on Ch$ interest bearing liabilities from 0.8% in 2021 to 8.8% in 2022. The Bank usually has liabilities with a shorter duration than that of its assets, which acts as a natural hedge to its exposure to inflation. As the Central Bank tightened monetary policy during 2022, this produced an increase in the financial cost of our liabilities. These results also include the results from fair value hedges of interest rate risk on liabilities (macrohedges), mainly interest rate swaps that shortened the duration of our liabilities. As interest rates increased in 2022, the financial cost of these macrohedges increased, resulting in a higher cost of fund. Furthermore, average non-interest bearing demand deposits decreased 8.5% as compared to 2021, as clients switched their funds from current accounts to time deposits as they were attracted by the higher yields. Meanwhile higher UF inflation led to the nominal rate paid of UF interest bearing liabilities increasing from 7.4% in 2021 to 17.4% in 2022.

Average nominal interest rate paid on interest bearing liabilities	2022	2021
Ch$	8.8%	0.8%
UF	17.4%	7.4%
Foreign currencies	0.2%	0.9%
Total	7.3%	2.0%

In summary, the positive effects of higher UF inflation were more than offset by the increase in the cost of funding and therefore our net interest margin decreased from 3.9% in 2021 to 3.1% in 2022.

Net interest income from our reporting segments totaled Ch$1,662,425 million and increased 13.9% compared to 2021. This rise was mainly due to the effect of a better spread on our products, partially offset by a more expensive funding mix. The changes in net interest income by segment in 2022 as compared to 2021 were as follows:

●	Net interest income from Retail banking increased 9.1% in 2022 as compared to 2021, as consumer lending started to recover, and demand for auto loans remained strong with this loan book growing 22.7% in 2022 and representing 16.8% of the total consumer loan book. Demand for new mortgages remained low due to the higher rates and strong UF variation during the year.

●	Net interest income from the Middle-market segment increased 18.9% in 2022 mainly due to a better spread on financing sources and higher demand for foreign trade loans.

●	Net interest income from the Corporate Investment Banking segment increased 49.0% in 2022 compared to 2021. Loans in this segment increased 32.4%, as these large corporates continued to demand bank loans while the fixed income markets faced reduced demand for the issuance of corporate debt.

The increase in net interest income from our reporting segments was fully offset by a decrease in “other” net income which totaled a loss of Ch$92,313 million in 2022. Other net interest income consists mainly of net interest income from the Bank’s ALCO, which includes the net interest income from the Bank’s debt instruments recorded at fair value through other comprehensive income, deposits in the Central Bank, and the financial cost of supporting our cash position and financial investments held for trading (the interest income from which is recognized as net income from financial operations and not interest income). The result of the Bank’s inflation gap is also included in this line as well as the net impact of derivatives used to hedge our inflation gap or views on interest rates. The decline in other net interest income was mainly due to Bank’s negative sensitivity to rising short term interest rates which led to a higher cost of funding in 2022 and a lesser carry from our held to collect investment portfolio.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment at the dates indicated.

	At December 31,		% Change
	2022	2021	2022/2021
	(in millions of Ch)
Retail banking	27,081,897	25,784,719	5.0%
Middle-market	8,641,652	8,511,500	1.5%
Corporate Investment banking	2,978,420	2,154,325	38.3%
Other (1)	27,432	78,518	(65.1%)
Total loans	38,729,401	36,529,062	6.0%

(1)	Includes interbank loans.

The following table shows interest income of financial assets by valuation as of December 31, 2022 and 2021.

	At December 31,		% Change
	2022	2021	2022/2021
	(in millions of Ch$)
Financial assets measured at amortized cost(1)	4,988,277	2,852,794	74.9%
Financial assets measured al FVOCI(2)	316,478	58,873	437.6%
Interest income not including income from hedge accounting	4,988,277	2,852,794	74.9%

(1)	Financial assets measured at amortized cost include loans measured at amortized cost as described above and investments under resale agreements. The effective interest method is used in the calculation of the amortized cost of the financial asset and in the allocation and recognition of the interest revenue over the relevant period.

(2)	Financial assets measured at fair value through other comprehensive income include the interest income from debt instruments. These mainly consisted of securities and bonds of the Central Bank that contain contractual terms that give rise on specific dates to cash flows that are solely payments of principal and interest (SPPI), and are measured at FVOCI.

Fee and Commission Income

Net fees and commission income increased 16.6% to Ch$407,269 million in the twelve-month period ended December 31, 2022 compared to the same period in 2021.

This increase was driven by higher fees from retail banking as a result of our digital strategy which led to a 18.1% increase in the number of checking account clients as of December 31, 2022 compared to the same date in 2021, with the number of active clients increasing 7.8% and the number of loyal clients increasing 2.7%. This was led by our Santander Life digital checking account product. Total clients decreased 5.0% in 2022 as compared to the same date in 2021, mainly due to the Bank actively closing unused accounts as permitted by local regulations once accounts have more than 12 months without movements in order to limit potential cyber-fraud. Any remaining funds are set aside in a cashier’s check that can be accessed by the former client at any branch. The following table shows client growth in our Retail banking and Middle-market segments for the periods indicated:

	Year ended December 31,		% Change
	2022	2021	2022/2021
Total clients (1)	3,910,094	4,116,301	(5.0%)
Active clients (2)	2,195,847	2,036,893	7.8%
Loyal clients (3)	855,156	832,405	2.7%
Checking accounts (4)	2,580,051	2,184,012	18.1%
Digital clients (5)	1,981,540	2,016,947	(1.8%)

(1)	Number of clients registered for at least one product.

(2)	Number of clients that have used at least one product at least one time in the past month.

(3)	Clients with four or more products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME and Middle-market cross-selling is differentiated by client size using a point system that depends on the number of products, usage of products and income net of risk.

(4)	Total checking accounts held by individuals and companies.

(5)	Number of clients that used at least one digital channel with password during the last month.

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2022 and 2021.

	Year ended December 31,		% Change
	2022	2021	2022/2021
	(in millions of Ch$)
Credit, debit and ATM cards (1)	104,929	92,717	13.2%
Collections	54,060	26,871	101.2%
Insurance brokerage	52,568	43,898	19.8%
Checking accounts	52,226	39,581	31.9%
Letters of credit	35,935	39,010	(7.9%)
Getnet	27,060	7,119	280.1%
Office banking	19,389	15,708	23.4%
Prepayment of loans	11,348	16,266	(30.2%)
Lines of credit	8,999	7,913	13.7%
Custody and brokerage services	1,468	2,749	(46.6%)
Others	39,287	57,496	(31.7%)
Total fees and commission income, net	407,269	349,328	16.6%

(1)	Excludes Getnet, our acquiring business, which was launched in February 2021.

Fees from credit, debit and ATM cards increased 13.2% in 2022 due to the growth of our Santander Life debit and credit cards and Superdigital prepaid cards, as well as increased use by all our card-using customers. The Bank also increased the number of ATMs during the year, from 1,338 as of December 31, 2021 to 1,647 as of December 31, 2022, resulting in higher fees from clients from other banks and financial institutions using our machines. These increases were offset by an increase in the Bank’s maximum interchange rates to 1.48% for credit cards, 0.6% for debit cards and 1.04% for prepaid cards. The implementation of these maximum rates had a negative impact on this commission line of approximately Ch$29 billion in 2022. However, this has been mitigated by the increase in cards and their usage.

Fees from collections increased 101.2% in 2022 compared to 2021. This line item includes, among other items, credit-related insurance collected on behalf of insurance companies, such as fire and earthquake insurance that are mandatory for mortgage loans. This was mainly due to higher commissions for transfers and payment orders and customer collection.

Insurance brokerage fees increased 19.8% due to an increase in the sale of car and life insurance, primarily due to advances in our digital platforms that enable clients to search for and purchase these products online more easily.

Fees from checking accounts increased 31.9% in 2021 compared to 2020 due to the rise in the Bank’s checking account base and an increase in the number of current accounts (including Superdigital accounts) of 18.1% in 2022 compared to 2021. Furthermore, customers can now digitally open a U.S. dollar checking account through our Santander Life platform, which had totaled 188,108 checking accounts in U.S. dollars in the last 12 months, according to data from the FMC as of October 2022.

Fees from letters of credit and other contingent operations decreased 7.9% in 2022 compared to 2021. This line corresponds to international and foreign trade financing business with clients. The decrease was mainly due to the normalization of business activities after a strong economic recovery in 2021, resulting in less demand for this product in 2022.

Fees from Getnet increased 280.1% in 2022 compared to 2021. Getnet is our new acquiring business that was launched in February 2021, which reached more than 157,641 POS machines and represented Ch$27,060 million in fee income in 2022.

Fees from office banking increased 23.4% in 2022 compared to 2021 mainly due to improvement to our online platform for our middle-market clients to facilitate their company banking needs, which led to an increase in business during the year.

Fees from the prepayment of loans decreased 30.2% in 2022 compared to 2021. This was mainly due to the excess liquidity from Chilean households being used up as a result of the end of state aid measures due to the COVID-19 pandemic and withdrawals from pension funds lapsing in 2022, resulting in less demand from our clients to prepay debt.

Fees from lines of credit increased 13.7% in 2022 as household liquidity continued to normalize and Bank clients’ demand for lines of credit increased. This increase was also driven by the expansion of our client base during the period.

Brokerage and custody fees decreased 46.6% in 2022 compared to 2021 due to lower activity in the local equity and fixed income market by Chilean institutional investors.

The 31.7% decrease in other fee income in 2022 compared to 2021 was mainly due to lower fees earned from our corporate activities related to the collection of insurance partially offset by greater fees from the brokerage of mutual funds, which increased 15.0% in 2022 and totaled Ch$56,543 million. In December 2013, our Asset Management business was sold, but we continue to serve as an exclusive broker for Santander Asset Management, the acquirer of our asset management business.

The following table sets forth, for the periods indicated our fee income broken down by segment for the periods indicated:

	Year ended December 31,		% Change
	2022	2021	2022/2021
	(in millions of Ch$)
Retail banking	312,706	270,750	15.5%
Middle-market	62,644	49,545	26.4%
Corporate Investment banking	37,300	31,027	20.2%
Other	(5,381)	(1,994)	169.9%
Total fees and commission income, net	407,269	349,328	16.6%

Fees from Retail banking increased 15.5% in 2022 compared to 2021 mainly driven by card and checking account fees, increased by our digital initiatives such as Santander Life, which has helped increase the total number of checking accounts by 18.1% at December 31, 2022 as compared to the number of checking account as of December 31, 2021. This also contributed to the 13.2% increase in fees from cards during the year. Insurance brokerage fees increased 19.8% in 2022 compared to 2021 due to advances in our digital platforms that enable clients to search for and purchase insurance products online more easily.

The 26.4% increase in fees from the Middle-market segment compared to 2021 was mainly due to the enhancements to our office banking platforms and the resulting increase in business during the year.

Fees from the Corporate Investment banking segment increased 20.2% in 2022 compared to 2021, mainly due to higher fees for cash management services and other fees generated from greater activity of payment services and investment banking.

Fees in Other reached a loss of Ch$5,381 million in 2022 mainly due to insurance fees paid to Zurich, our insurance partner.

Net Income from Financial Operations

The following table sets forth information regarding our income (loss) from financial transactions for the years ended December 31, 2022 and 2021.

	Year ended December 31,		% Change
	2022	2021	2022/2021
	(in millions of Ch$)
Net income/(expense) from financial assets and liabilities for trading(1)	78,191	(28,602)	(373.4%)
Net income from derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	(1,628)	22,199	(107.3%)
Net income from exchange, adjustment and hedge accounting of foreign exchange	140,615	125,431	12.1%
Net income from financial operations	217,178	119,028	82.5%

(1)	In 2022, the Bank reclassified amounts in certain line items and applied such reclassifications retrospectively to the Bank's consolidated statements of income for the year ended December 31, 2021. See Note 1—Summary of Significant Accounting Policies—(z) Reclassification to our Audited Consolidated Financial Statements for more detail.

Net income from financial operations totaled Ch$217,178 million in the year ended December 31, 2022, an increase of 82.5% compared to the same period in 2021. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our Financial Management Division Internal Bank policy does not allow significant foreign currency mismatches and requires that the results included in Net income from financial operations includes not only the market-to-market of our foreign currency spot position, but also the results of the derivatives used to hedge currency risk. The mark-to-market of our spot position and the derivatives used to hedge foreign currency risk are classified as trading are included in the line item Net income from exchange, adjustment and hedge accounting of foreign exchange. For more details regarding our management and exposure to foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management—Market risk – local and foreign financial management.”

Net income from financial assets and liabilities for trading totaled a gain of Ch$78,191 million in the year ended December 31, 2022 compared to a loss of Ch$28,602 million in the same period in 2021. This gain was mainly due to greater client demand for treasury products given the high market volatility and the increases in the monetary policy rate.

Net income from derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income totaled a loss of Ch$1,628 million in the year ended December 31, 2022 compared to a gain of Ch$22,199 million in the same period in 2021. In 2021, the Bank recognized a profit from the sale of assets at fair value through other comprehensive income related to Central Bank and Treasury instruments that was not repeated in 2022.

Net income from exchange, adjustment and hedge accounting of foreign exchange totaled Ch$140,615 million in the year ended December 31, 2022, an increase of 12.1% compared to Ch$125,431 million in the same period in 2021. The Bank uses cross-currency swaps to hedge the risk of the variability of cash flows attributable to changes in the interest rate of bonds and interbank loans issued at floating rates and to hedge foreign currency fluctuations, mainly in U.S. dollars.

In order to more easily compare the results from net income from financial operations, we present the following table that separates the results by lines of business for 2022 and 2021.

	Year ended December 31,		% Change
	2022	2021	2022/2021
	(in millions of Ch$)
Client treasury products	159,219	117,192	35.9%
Market-making with clients	59,893	51,163	17.1%
Client treasury services	219,112	168,355	30.1%
Sale of loans and charged-off loans	(485)	1,751	—
CVA adjustments	(9,560)	(5,756)	66.1%
Financial Management Division and others(1)	15,923	(45,323)	—
Non-client treasury income (loss)	(1,934)	(49,328)	(96.1%)
Total financial transactions, net	217,178	119,028	82.5%

(1)	The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Client treasury services totaled Ch$219,112 million, an increase of 30.1% compared to 2021. The results from client treasury products and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2022, the results from client treasury products increased 35.9%. The higher market volatility due to impact of the conflict in Ukraine on the global economy, the depreciation of the Chilean peso and the tightening of monetary policy on behalf of the Central Bank of Chile led to higher demand for hedging from our Corporate and Middle-market clients. The results from market-making with client services increasing 17.1% in 2022 was mainly due to the increase in rates and inflation in the year which created market volatility and also increased business volumes of our corporate clients. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income totaled a loss of Ch$1,934 million in 2022 compared to a loss of Ch$49,328 million in 2021. These results include the income from sale of loans, including charged-off loans, CVA adjustments and the results from our Financial Management Division. The results of the Bank’s Financial Management Division totaled a gain of Ch$15,923 million compared to a loss of Ch$45,323 million in 2021. During 2021, as interest rates continued to rise, the Bank realized some liability management exercises including the unwinding of rate and currency hedges and the repurchase of bonds. In some instances, this resulted in an initial loss recognized in 2021 which was not repeated in 2022.

The results from the sale of loans totaled a loss of Ch$485 million in 2022 compared to a gain of Ch$1,751 million in 2021. The results from CVAs totaled a loss of Ch$9,560 million. This was mainly due to a loss from CVA adjustments of our derivative portfolio, which is included in this line item, since the CVA generated by derivatives taken for hedging and on behalf of clients is not part of client income or part of Financial Management’s profit and loss. During 2022, the CVA adjustment loss increased due to higher counterparty risk compared to 2021, especially as a result of the Ukraine conflict.

Other Operating Income

	Year ended December 31,		% Change
	2022	2021	2022/2021
	(in millions of Ch$)
Income from investments in associates and other companies	10,310	(475)	—
Net income from non-current assets and non-continued operations	8,518	2,297	270.8%
Other operating income:			—
Pension plan interest	963	640	50.5%
Compensation from insurance companies due to damages (1)	141	45	213.3%
Rental income	488	286	70.6%
Income from recovery tax and expenses	548	218	151.4%
Income from business alliance	1,180	440	168.2%
Other income	2,219	33	6,624.2%
Subtotal	5,539	1,662	233.3%
Total	24,367	3,484	599.4%

(1)	Mainly related to recoveries from fraud claims.

Total other operating income increased by 599.4% in 2022 compared to 2021 and totaled a gain of Ch$23,367 million. Income from investments in associates and other companies totaled a gain of Ch$10,310 million in 2022 due to a strong increase in the results of associate companies that provide services to the Bank, especially Transbank. The rise in results from non-current assets and non-continued operations was mainly due to higher income from the sale and/or write-off of assets received in payment. Other operating income totaled a gain of Ch$5,539 million in 2022 compared to a gain of Ch$1,662 million in 2021 which includes higher income from compensation from insurance companies, income from recovery of expenses incurred in previous periods.

Expected Credit Loss Allowance

The following table sets forth certain information relating to our provision for expected credit losses for the year ended December 31, 2022.

For the year ended	Stage 1		Stage 2		Stage 3
December 31, 2022	Corporate	Other (2)	Corporate	Other (2)	Corporate	Other (2)	TOTAL(1)
	(in millions of Ch$)
Commercial loans	4,324	8,734	272	515	90,349	93,961	198,155
Mortgage loans	-	(5,010)	-	(4,936)	-	51,327	41,381
Consumer loans	-	16,234	-	72,115	-	113,510	201,859
Contingent loans	453	2,864	(837)	(231)	1,511	1,429	5,189
Loans and account receivable at FVOCI	58	-	-	-	-	-	58
Debt at FVOCI	-	(529)	-	-	-	-	(529)
Debt at amortized cost	-	957	-	-	-	-	957
Subtotal	4,837	23,249	(565)	67,463	91,860	260,227	447,071
Recovery of loans previously charged-off							(90,577)
TOTAL							356,494

(1)	Includes overlays for an amount of Ch$91,351 million. See Note 37, Risk management to our Audited Consolidated Financial Statements
(2)	Includes Mortgages, Consumer and Other Commercial loans.

For the year ended December 31, 2022, provisions for expected credit loss totaled Ch$356,494 million and increased 22.4% compared to 2021. In the course of 2022, the Bank has updated the macro-economic information and scenarios, resulting in an increase of ECL allowance of Ch$73,000 million, which were covered with post-model adjustment previously recorded. As of December 31, 2022, the Bank maintains Ch$91,351 million in residual overlays, to face future macro-economic information and scenarios updates and to cover certain defaulted loans from mortgage and other commercial portfolios and specific clients. The table below breaks down these results by main product item:

	Year ended December 31,		% Change
	2022	2021	2022/2021
	(in millions of Ch$)
Commercial loans(1)	(198,155)	(176,534)	12.2%
Mortgage loans	(41,381)	(44,437)	(6.9%)
Consumer loans	(201,859)	(134,667)	49.9%
Contingent loans	(5,189)	(12,254)	(57.7%)
Loans and AR at FVOCI	(58)	(59)	(1.7%)
Debt at FVOCI	529	435	21.6%
Debt at amortized cost	(957)	(711)	34.6%
Subtotal	(447,071)	(368,227)	21.4%
Recoveries	90,577	76,999	17.6%
Total Provision For Loan Losses	(356,494)	(291,228)	22.4%

(1)	In 2022, the Bank reclassified amounts in certain line items and applied such reclassifications retrospectively to the Bank's consolidated statements of income for the year ended December 31, 2021. See Note 1—Summary of Significant Accounting Policies—(z) Reclassification to our Audited Consolidated Financial Statements for more detail.

Provisions for expected credit losses of our commercial loans totaled Ch$198,155 million for the year ended December 31, 2022 and increased 12.2% compared to 2021. This was mainly due to the increase in loans that were transferred from Stage 1 to Stage 3 and Stage 2 to Stage 3. This was mainly due to a worsening of the economic outlook during 2022 and the reversal of overlays in 2021. During 2021, the Bank released Ch$30,000 million in overlays that had been constituted in 2020 for commercial loans in Stage 2.

Provisions for expected credit losses for mortgage loans totaled an expense of Ch$41,381 million for the year ended December 31, 2022, compared to an expense of Ch$49,370 million in 2021. Mortgage loans increased 13.4% in 2022 compared to 2021 mainly driven by the higher value of the UF. This, together with the prevalence of higher rates, led to a slowdown in new origination of mortgage loans. Write-offs of loans classified as Stage 3 decreased from Ch$31,895 million to Ch$22,282 million. This was offset by greater transfers from Stage 2 to Stage 3.

The provisions for expected credit losses for consumer loans totaled a charge of Ch$201,859 million and increased 49.9% in 2022 compared to 2021. During 2022, the consumer loan book increased 5.7% compared to 2021, mainly due to a strong growth of auto loans through our Santander Consumer subsidiary, and an acceleration in credit cards. Between the end of 2019 and 2021 credit card loans decreased 7.0% as clients reduced large purchases such as travel and hotels which fuels credit card loans. At the same time many clients paid off credit card debt with the liquidity obtained from government transfers and pension fund withdrawals. During 2022, as household liquidity levels returned to normal and holiday travel resumed, credit card loans began to grow again. Regardless of other factors, if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial recognition and consumer loans are written off after 6 months. In 2022, write-off for this loan book totaled Ch$174,919 million compared to Ch$118,953 million in 2021. Furthermore, in 2021, some Ch$17,400 million in overlays were released, which was not repeated in 2022.

The following table shows the success rate of renegotiated consumer and residential loans used for management purposes, for the periods indicated. The success rate for consumer loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2022, minus the amount of such renegotiated loans that have been charged off as of December 31, 2022, divided by (ii) the total amount of such renegotiated loans. The success rate for residential mortgage loans is defined for each reported period as: (i) the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of December 31, 2022, divided by (ii) the total amount of such renegotiated loans. A charge-off of a residential mortgage loan is not generally included in measuring the success rate of mortgage renegotiations since the period to charge-off a mortgage loan is 48 months after an installment is past-due.

Period of Renegotiation	Success Rate Consumer Loans at December 31, 2022	Success Rate Residential Mortgage Loans at December 31, 2022
First Quarter 2021	41.8%	75.0%
Second Quarter 2021	40.0%	73.4%
Third Quarter 2021	41.5%	67.5%
Fourth Quarter 2021	49.1%	67.0%
First Quarter 2022	53.8%	53.3%
Second Quarter 2022	68.4%	73.4%
Third Quarter 2022	95.7%	60.5%
Fourth Quarter 2022	98.4%	71.1%

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

Recoveries on loans previously charged-off increased 17.6% in 2022 compared to 2021 as increasing mobility after lockdowns facilitated recovery efforts. The following table shows recoveries of loans previously charged-off by type of loan.

	Year ended December 31,		% Change
	2022	2021	2022/2021
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	44,862	36,166	24.0%
Residential mortgage loans	21,575	13,621	58.4%
Commercial loans	24,140	27,212	(11.3%)
Total recoveries	90,577	76,999	17.6%

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions as disclosed in “Note 27—Net Income (Expense) from Financial Operations” of our Audited Consolidated Financial Statements. The following table sets forth information about our sale of charged-off loans for the year ended December 31, 2022 and 2021.

	Year ended December 31,		% Change
	2022	2021	2022/2021
	(in millions of Ch$)
Gains (losses) on sale of loans previously charged-off	(485)	1,751	—%

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Year ended December 31,		% Change
	2022	2021	2022/2021
	(in millions of Ch$)
Retail banking	(263,167)	(239,885)	9.7%
Middle-market	(57,253)	(53,281)	7.5%
Corporate Investment banking	(8,082)	2,884	—%
Other	(27,993)	(946)	2,859.1%
Total provisions, net	(356,495)	(291,228)	22.4%

Net provisions expense from retail banking increased 9.7% in 2022 compared to 2021 despite a 5.5% increase in this loan portfolio. During the pandemic, Chileans were permitted to access their pension funds, and many received an important amount of direct transfers from the government. This resulted in a temporary improvement in asset quality as part of these funds were used to pay off current and overdue loans. As this excess liquidity has been used up and as the economy began to slowdown, partly due to increasing interest rates, asset quality is returning to pre-pandemic levels, which resulted in a rise in provisions for this segment.

Net provision expense from the Middle-market segment increased 7.5% in 2022 despite a 3.7% increase in this loan portfolio as certain sectors, such as construction, came under financial strain during the period.

Net provision expense from Corporate Investment banking totaled an expense of Ch$8,082 million in 2022 after a release of provisions in 2021 resulting from the sale of particular corporate loans in that year.

Total provisions, net included in Others totaled an expense of Ch$27,993 million in 2022 compared to an expense of Ch$946 million in 2021. This difference is explained by the release of overlays in 2021, which was not repeated in 2022. We believe that our loan loss allowances are currently adequate for all known and expected credit losses.

Operating Expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2022 and 2021.

	Year ended December 31,		% Change
	2022	2021	2022/2021
	(in millions of Ch$)
Personnel salaries and expenses	(414,808)	(397,675)	4.3%
Administrative expenses	(310,219)	(280,134)	10.7%
Depreciation and amortization	(129,993)	(122,055)	6.5%
Impairment	—	—	—
Other operating expenses	(106,306)	(101,430)	4.8%
Total operating expenses	(961,326)	(901,294)	6.7%
Efficiency ratio(1)	43.3%	39.8%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, net income from financial operations, and other operating income.

Operating expenses in the year ended December 31, 2022 increased 6.7% compared to the corresponding period in 2021. The efficiency ratio was 43.3% in 2022 and 39.8% in 2021.

Personnel salaries and expenses in the year ended December 31, 2022 increased 4.3% compared to the corresponding period in 2021, mainly due to a higher salary costs as the fixed salaries were readjusted periodically for the higher CPI during the year. This was partially offset by a decrease of 6.0% in headcount in 2022, ending the year at 9,389 employees in the Bank compared to 9,988 in 2021.

Administrative expenses increased 10.7% in the year ended December 31, 2022 compared to the corresponding period in 2021, mainly due to the higher inflation rate and volatility of the Chilean peso, which resulted in the rise of administrative expenses, as items such as rent and outsourced service contracts, such as the security transport vehicles, are indexed to inflation. In addition, various outsourced IT-related expenses are denominated in foreign currencies.

As of December 31, 2022, the Bank had a total of 286 branches, 74 of which were in the WorkCafé format. The table below provides a breakdown of the Bank’s branch network during the periods indicated.

	Year ended December 31,		% Change
	2022	2021	2022/2021
Traditional branches	199	242	(17.8%)
Middle-market centers	7	7	0.0%
Santander Select	6	14	(57.1%)
WorkCafés	74	63	17.5%
Total branches	286	326	(12.3%)
Total ATMs (including depositary ATMs)	1,647	1,338	23.1%

Depreciation and amortization expense increased 6.5% in 2022 compared to 2021. This increase was mainly due to a higher amortization of intangible assets due to digital banking developments as part of our plan to improve productivity. There were no impairment charges in 2022 or 2021.

Other operating expenses were Ch$106,306 million in 2022, an increase of 4.8% compared to 2021. This is explained by the increase in the Bank’s client base, which increases the cost the Bank must pay to cover for the insurance policy it has contracted to cover cyber fraud losses. The Bank also increased the provision set aside for future severance payments which is included in this line item. See “Note 29—Other Operating Income and Expenses” to our Audited Consolidated Financial Statements for more detail on Other operating expenses.

The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment. These amounts exclude impairment and other operating expenses.

	Year ended December 31,		% Change
	2022	2021	2022/2021
	(in millions of Ch$)
Retail banking	(635,991)	(616,287)	3.2%
Middle-market	(105,160)	(94,721)	11.0%
Corporate Investment banking	(91,926)	(77,051)	19.3%
Other	(21,943)	(11,805)	85.9%
Total personnel, administrative expenses, depreciation and amortization(1)	(855,020)	(799,864)	6.9%

(1)	Excludes impairment and other operating expenses.

By business segment, the 6.9% increase in costs was mainly due to the impact of higher inflation and the volatility of the Chilean peso. In retail banking, the increase was mainly due to the effect of the inflation on salaries while our Middle-market and CIB banking segments were most affected by the impact of inflation on fixed wages and higher costs for technological services, most of which are denominated in foreign currency.

Income tax

	Year ended December 31,		% Change
	2022	2021	2022/2021
	(in millions of Ch$)
Net income before tax	901,106	1,074,092	(16.1%)
Income tax expense	(93,624)	(221,664)	(57.8%)
Effective tax rate(1)	10.4%	20.6%

(1)	The effective tax rate is the income tax expense divided by net income before tax.

Total income tax expense by the Bank in 2022 was Ch$893,624 million, a decrease of 57.8% compared to 2021. Net income before tax decreased 16.1%. The Bank paid an effective tax rate of 10.4% in 2022 compared to 20.6% in 2021. The statutory corporate tax rate in Chile in both 2022 and 2021 was 27%. The Bank usually pays a lower effective tax rate than the statutory rate since in our Chilean tax books we must re-measure capital each year for the variation in CPI inflation and this produces a tax loss. As inflation was higher in 2022 than in 2021 the adjustment of capital for CPI resulted in a higher loss in our tax books which lowered the effective income tax rate. See “Note 13—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

B. Liquidity and Capital Resources

Sources of Liquidity

The following table sets forth Santander-Chile’s contractual obligations and commercial commitments by time remaining to maturity. As of the date of the filing of this Annual Report, the Bank does not have significant purchase obligations. As of December 31, 2022, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of December 31, 2022	(in millions of Ch$)
Obligations under repurchase agreements	—	211,730	—	—	211,730	—	—	—	—	211,730
Checking accounts, time deposits and other time liabilities(1)	15,067,268	12,712,880	5,806	—	27,785,954	25,934	—	—	25,934	27,811,888
Financial derivatives contracts	—	67,236	151,948	2,541,236	2,760,420	4,686,662	2,415,134	4,245,898	11,347,694	14,108,114
Interbank borrowings	24,667	149,482	818,030	2,252,305	3,244,484	5,620,281	—	—	5,620,281	8,864,765
Issue debt instruments	—	—296,206	204,084	584,517	492,396	2,809,573	1,915,970	3,681,824	8,407,366	8,899,762
Obligations for lease agreements	—	292,756	—	—	292,756	142	97	—	239	292,995
Other financial liabilities(2)	—	—	—	25,902	25,902	46,955	32,784	31,448	111,187	137,089
Subtotal	15,091,935	13,137,878	1,179,868	5,403,960	34,813,642	13,189,547	4,363,985	7,959,170	25,512,701	60,326,343
Contractual interest payments(3)	1,497,095	55,270	154,158	689,289	2,395,812	65,941	63,355	59,157	188,454	2,584,266
Total	16,589,030	13,193,148	1,334,027	6,093,249	37,209,453	13,255,488	4,427,340	8,018,327	25,701,155	62,910,609

(1)	Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.
(2)	Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.
(3)	The table above includes future cash interest payments. For variable rate obligations, we assume the same rate as the last rate known. Various of the payment obligations in the table above are variable debt instruments, since they are denominated in UF, for which we have estimated a long-term inflation rate equal to 3%, which is at the center of the Central Bank’s long-term inflation target. No exclusions requiring further explanation have been made in this table.

The Bank has checking accounts, time deposits and other time liabilities maturing within one year amounting to Ch$27,811,888 million as of December 31, 2022. Santander-Chile’s liquidity depends upon its (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings. The Bank has a liquidity portfolio of Ch$6,885,783 million as of December 31, 2022, including cash and liquid assets. For further discussion of the maturities of our liquid assets, see “Analysis of Investments”. Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank.

Most instruments maturing after one year are financial derivative contracts and issued debt instruments. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is placed on lengthening the maturities of funding with institutional clients, diversifying our bondholder base. Overall the management of our liquidity and funding has led to an LCR ratio of 175% and a NSFR of 116%. Furthermore, the Bank also has regulatory capital of Ch$6,759,047 million, representing 17.8% of our risk-weighted assets as of December 31, 2022.

Obligations for lease agreements

Certain bank premises and equipment are leased and the scheduled maturities of obligations for lease agreements as of December 31, 2022 were as follows:

As of December 31, 2022
(in millions of Ch$)
Due within 1 year	25,902
Due after 1 year but within 2 years	24,862
Due after 2 years but within 3 years	22,093
Due after 3 years but within 4 years	19,565
Due after 4 years but within 5 years	13,220
Due after 5 years	31,447
Total	137,089

Other Commercial Commitments

As of December 31, 2022, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Other Commercial Commitments		(in millions of Ch$)
Performance guarantee	170,241	269,424	529,148	469,625	33,671	4,491	1,476,600
Foreign letters of credit confirmed	66,001	106,876	75,179	7,466	0	0	255,522
Letters of credit issued	163,938	32,392	624,927	92,627	782	9,507	924,173
Personal guarantees	400,180	408,692	1,229,254	569,718	34,453	13,998	2,656,295
Total other commercial commitments	170,241	269,424	529,148	469,625	33,671	4,491	1,476,600

Risk-Weighted Assets and Regulatory Capital

On October 9, 2020, the FMC published the final regulations on regulatory capital to comply with effective net worth rules in accordance with Basel III and the General Banking Law. The new regulation became effective on December 1, 2021 and will be gradually implemented and adjusted to be fully in place by December 1, 2025. Our regulatory capital exceeds the minimum requirement under the current Chilean regulations. For further details of capital requirements, please see “Item 4. Information on the Company—B. Business Overview-Regulation and Supervision—Minimum Capital.”

The following table sets forth our risk-weighted assets and regulatory capital as of December 31, 2022 under Basel III as required by the Chilean regulator as of this reporting date.

December 31, 2022
Risk-weighted assets (Ch$ million)
Market risk	5,554,604
Operational risk	4,070,594
Credit risk	28,324,909
Total RWA	37,950,107

		Ratio
	December 31, 2022	December 31, 2022
	(Ch$ million)	(% of RWA)
Core capital	4,212,916	11.1%
Additional Tier I	779,997	2.1%
Tier I	4,992,913	13.2%
Tier II	1,766,133	4.7%
Regulatory capital	6,759,047	17.8%

(1)	Core capital as a percentage of total risk-weighted assets.

(2)	Regulatory capital as a percentage of total risk-weighted assets.

Other equity instruments

On October 2021, the Bank issued a perpetual bond for U.S.$700 million at an annual rate of 4.63% with no fixed maturity and that is not redeemable before five years from the date of issuance. The trigger (going concern) was set at 5.125% and the bond considers an expiration absorption mechanism. The amount outstanding in Ch$ million at year-end was as follows:

	As of December 31, 2022
	Current	Non-current	Total
	Ch$ million

Perpetual bond	—	590,246	590,246
Total	—	590,246	590,246

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

Debt instruments at amortized cost

These instruments include high rated loans and Central Bank bonds and were initially classified as debt instruments at fair value through other comprehensive income. However, since they are being used for collateral for the Central Bank Credit Lines (FCIC) and for technical reserve in the Central Bank, a portion of Debt instruments at fair value through other comprehensive income (FVOCI) were reclassified to Debt instruments at amortized cost in 2022. The portion reclassified matches the estimated duration of our excess technical reserve and the duration of the FCIC lines with the Central Bank.

	As of December 31,
	2022	2021	2020
	(in millions of Ch$)
Central Bank and Government Securities	4,867,591	4,691,730	—
Other Chilean Securities	—	—	—
Foreign securities	—	—	—
Investments in mutual funds	—	—	—
Total (gross carrying amount)	4,867,591	4,691,730	—

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

Debt instruments at fair value through other comprehensive income (FVOCI) – under IFRS 9

As of December 31, 2022, 2021 and 2020, the debt instruments at fair value through other comprehensive income (FVOCI) in accordance with IFRS 9 are as follows:

	As of December 31,
	2022	2021	2020
	(in millions of Ch$)
Chilean central bank and government securities
Chilean Central Bank financial instruments	3,331,264	3,258,417	1,008,450
Chilean Treasury bonds and notes	742,717	981,939	5,344,910
Other Chilean government financial instruments	432	—	—
Subtotal	4,074,413	4,240,356	6,353,360
of which sold under repurchase agreement	207,280	86,554	969,409
Other Chilean debt financial securities
Chilean Bank debt financial instruments	9,891	11,774	16,731
Other Chilean financial instruments	7	—	—
Subtotal	9,898	11,774	16,731
of which sold under repurchase agreement	91	80	399
Foreign financial securities
Foreign Central Banks and Government securities	1,668,670	1,438,155	269,803
Other foreign financial securities	127,752	111,094	522,648
Subtotal	1,796,422	1,549,249	792,451
of which sold under repurchase agreement	127,752	—	—
Total	5,880,733	5,801,379	7,162,542

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

Financial assets held for trading are recognized at fair value through profit or loss, likewise derivatives contracts for trading purposes.

Financial Assets Held For Trading

	As of December 31,
	2022	2021	2020
	(in millions of Ch$)
Central Bank and Government Securities	153,967	68,649	132,246
Other Chilean Securities	—	4,698	1,472
Foreign securities	79	—	—
Investments in mutual funds	—	—	—
Total	154,046	73,347	133,718

(d) Equity Instruments

For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognized in profit or loss. Gains or losses on derecognition of these equity instruments are not transferred to profit or loss.

Analysis of investments

The following table sets forth an analysis of our investments as of December 31, 2022 by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
As of December 31, 2022	(in millions of Ch$, except rates)
Financial Assets Held For Trading
Central Bank and Government Securities
Central Bank bonds	1,412	3.9	—	—	—	—	—	—	1,412	3.9
Central Bank notes	—	—	—	—	—	—	—	—	—	—
Central Bank and government securities	112,825	9.2	27,077	4.1	12,234	5.6	419	5.0	152,555	8.0
Subtotal	114,237		27,077		12,234		419		153,967
Other Chilean Securities
Time deposits in Chilean financial institutions	—	—	—	—	—	—	—	—	—	—
Mortgage bonds of Chilean financial institutions	—	—	—	—	—	—	—	—	—	—
Chilean financial institutions bonds	—	—	—	—	—	—	—	—	—	—
Chilean corporate bonds	—	—	—	—	—	—	—	—	—	—
Other Chilean securities	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Foreign Financial Securities	—	—	—	—	—	—	—	—	—	—
Other foreign financial instruments	—	—	79	4.1	—	—	—	—	79	4.1
Subtotal	—		79		—		—		79
Investment in mutual funds	—	—	—	—	—	—	—	—	—	—
Mutual funds administered by related parties	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Total	114,237		27,156		12,234		419		154,046	114,237

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
As of December 31, 2022	(in millions of Ch$, except rates)
Debt instruments at amortized cost
Central Bank bonds
Central Bank notes
Central Bank and government securities	96,344	3.6	4,772,141	1.7	—	—	—	—	4,868,485	5.3
Total	96,344	3.6	4,772,141	1.7	—	—	—	—	4,868,485	5.3
Debt instruments at FVOCI
Central Bank bonds	—	—	—	—	—	—	—	—	—	—
Central Bank notes	3,331,264	0.9	—	—	—	—	—	—	3,331,264	0.9
Central Bank and government securities	98,164	0.7	432	4.5	644,553	1.9	—	—	743,149	1.8
Subtotal	3,429,428		432		644,553		—		4,074,413
Other Chilean Securities
Time deposits in Chilean financial institutions	—	10.8	—	—	—	—	—	—	—	10.8
Mortgage bonds of Chilean financial institutions	6	4.2	7,191	3.5	1,629	3.7	1,0659	4.2	9,891	3.6
Chilean financial institutions bonds	—	—	—	—	—	—	—	—	—	—
Chilean corporate bonds	—	—	—	—	—	—	—	—	—	—
Other Chilean securities	—	—	—	—	—	—	7	—	7	—
Subtotal	7		7,191		1,629		1,072		9,898
Other financial securities
Central Bank and Government Foreign Securities	—	—	426,953	—	1,241,717	—	—	—	1,668,670	—
Other Foreign financial securities	—	—	55,582	2.5	72,170	2	—	—	127,752	2.2
Subtotal	—		482,535		1,313,887		—		1,796,422
Total	3,429,435		490,158		1,960,069		1,0712		5,880,733

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

The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO now uses as its liquidity portfolio those defined by the FMC and the Central Bank, which are in line with those established in BIS III. As of December 31, 2022 and 2021, the breakdown of the Bank’s liquid assets by levels was the following:

	December 31, 2022	December 31, 2021
	(Ch$ million)	(Ch$ million)
Balance as of:
Cash and cash equivalent	1,453,265	1,106,152
Level 1 liquid assets (1)	5,424,452	1,223,824
Level 2 liquid assets (2)	8,066	9,792
Total liquid assets	6,885,783	2,339,768

(1)	Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by states, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserve in the Central Bank are not included.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Central Bank’s repo window.

	December 31, 2022	December 31, 2021
	(Ch$ million)	(Ch$ million)
Average balance as of:
Cash and cash equivalent	1,237,652	1,047,936
Level 1 liquid assets (1)	3,957,449	1,514,748
Level 2 liquid assets (2)	8,785	10,961
Total liquid assets	5,203,887	2,573,644

(1)	Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by states, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserve in the Central Bank are not included.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Central Bank’s repo window.

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

	Year ended December 31,
	2022	2021	2020
	Millions of Ch$
Net cash (used in) provided by operating activities	(358,988)	(594,679)	(819,993)

Our operating activities used cash for Ch$358,988 million in 2022, derived from lower loan growth, a decrease in checking accounts and the redemption of senior bonds in the year. This was partially offset by an increase in financial investment. Our operating activities used cash for Ch$594,679 million in 2021, mainly derived from an increase in loans and financial investment, partially offset by an increase in deposits, principally demand deposits. The net cashed used in 2021 was lower than in 2020 mainly due to a decrease in redemption of senior bonds and payments of interest and an increase of obligations with foreign banks.

	Year ended December 31,
	2022	2021	2020
	Millions of Ch$
Net cash (used in) provided by investment activities	(94,602)	(84,271)	(70,105)

In 2022, the Bank’s investment activities consumed cash in an amount of Ch$94,602 million, mainly due to the purchase of intangible assets, mainly related to the digital strategy. In 2021 and 2020, the Bank’s investment activities consumed cash in an amount of Ch$84,271 million and Ch$70,105 million, respectively, mainly due to purchases of property, plant and equipment, as well as intangible assets such as software. This was partially offset by the sale of some fixed assets.

	Year ended December 31,
	2022	2021	2020
	Millions of Ch$
Net cash provided by (used in) financing activities	(384,323)	238,661	102,090

In 2022, net cash used in financing activities was Ch$384,323 million due to the annual dividend payment, which was partially offset by issuance of subordinated bonds, which amounted to a cash increase of Ch$102,481 million.

In 2021, net cash provided by financing activities was Ch$238,661 million due to the placement of a perpetual bond, which amounted to a cash increase of Ch$595,175 million. This was partially offset by the annual dividend payment.

In 2020, net cash provided in financing activities was Ch$102,090 million due to the placement of subordinated bonds, which amounted to a cash increase of Ch$475,390 million. This was partially offset by the annual dividend payment. In 2019, the net cash used in financing activities can be explained by the Bank’s annual dividend payment each year.

Deposits and Other Borrowings

The following table sets forth our average balance of liabilities for the years ended December 31, 2022, 2021, and 2020, in each case together with the related average nominal interest rates paid thereon.

	2022			2021			2020
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	198,478	0.3%	11.3%	177,779	0.3%	5.9%	138,671	0.2%	2.5%
Time deposits	14,114,807	20.8%	5.8%	13,174,290	22.8%	0.8%	14,248,478	25.5%	1.2%
Central Bank borrowings	5,441,584	8.0%	0.0%	5,546,895	9.6%	0.5%	2,881,600	5.2%	0.0%
Repurchase agreements	450,632	0.7%	3.7%	135,078	0.2%	0.7%	243,280	0.4%	0.8%
Mortgage finance bonds	5,058	0.0%	17.3%	9,105	0.0%	10.9%	14,580	—%	7.6%
Commercial paper	298,142	0.4%	2.4%	277,666	0.5%	0.3%	—	—%	—%
Other interest bearing liabilities	12,105,458	17.8%	13.6%	9,781,372	16.9%	9.8%	11,202,635	20.1%	4.2%
Subtotal interest-bearing liabilities	32,614,159	48.1%	7.7%	29,102,186	50.3%	3.8%	28,729,244	51.5%	2.2%
Non-interest bearing liabilities
Non-interest bearing deposits	12,844,814	18.9%		14,035,242	24.3%		10,403,347	18.6%
Derivatives	12,773,821	18.8%		7,666,801	13.2%		9,793,162	17.5%
Other non-interest bearing liabilities	6,079,681	9.0%		3,000,598	5.2%		3,171,540	5.7%
Shareholders’ equity	3,524,063	5.2%		4,062,407	7.0%		3,734,243	6.7%
Subtotal non-interest bearing liabilities	35,222,379	51.9%		28,765,048	49.7%		27,102,291	48.5%
Total liabilities	67,836,539	100.0%		57,867,233	100.0%		55,831,535	100.0%

Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 39.7% of our average total liabilities and shareholders’ equity in 2022. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at December 31, 2022, 2021, 2020, 2019 and 2018.

	2022	2021	2020	2019	2018
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	11,711,969	14,385,633	11,342,648	8,093,108	6,794,132
Other deposits and demand accounts	1,016,896	1,773,233	1,583,183	741,103	709,711
Other demand obligations	1,357,361	1,742,072	1,635,062	1,463,221	1,237,574
Subtotals	14,086,226	17,900,938	14,560,893	10,297,432	8,741,417
Time deposits and other time deposits
Time deposits	12,779,206	9,926,507	10,421,872	13,064,932	12,944,846
Time saving accounts	191,257	195,570	153,330	123,787	118,587
Other time deposits	8,327	8,978	6,589	4,098	4,386
Subtotals	12,978,790	10,131,055	10,581,791	13,192,817	13,067,819
Total deposits and other commitments	27,065,016	28,031,993	25,142,684	23,490,249	21,809,236

Maturity of Interest Bearing Deposits

The following table sets forth information regarding the currency and maturity of our interest bearing deposits as of December 31, 2022, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Currencies	Total
Demand deposits	0.04%	0.27%	0.01%	0.06%
Savings accounts	0.03%	11.15%	0.00%	1.47%
Time deposits:
Maturing within 3 months	81.38%	29.55%	93.86%	76.29%
Maturing after 3 but within 6 months	9.87%	31.56%	4.24%	11.94%
Maturing after 6 but within 12 months	6.56%	19.97%	1.75%	7.67%
Maturing after 12 months	2.12%	7.49%	0.14%	2.56%
Total time deposits	99.93%	88.57%	99.99%	98.46%
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the maturity of our outstanding time as of December 31, 2022.

	Ch$	UF	Foreign Currencies	Total
	(in millions of Ch$)
Time deposits:
Maturing within 3 months	7,793,160	498,859	1,609,573	9,901,592
Maturing after 3 but within 6 months	944,823	532,675	72,634	1,550,132
Maturing after 6 but within 12 months	628,454	337,175	30,010	995,639
Maturing after 12 months	202,953	126,443	2,447	331,843
Total time deposits	9,569,390	1,495,152	1,714,664	12,779,206

Short-term Borrowings

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	2022		2021		2020
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	450,632	3.7%	135,078	0.7%	243,280	0.8%
Obligations with the Central Bank	5,441,584	8.5%	5,546,895	0.9%	2,881,600	0.0%
Loans from domestic financial institutions	26,947	56.9%	98,425	0.0%	120,002	0.0%
Foreign obligations	3,426,605	2.3%	2,380,327	43.6%	1,860,825	5.2%
Total short-term borrowings	9,345,768	6.2%	8,160,725	13.4%	5,105,707	1.9%

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	2022		2021		2020
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations arising from repurchase agreements	450,632	3.7%	135,078	0.7%	243,280	0.8%
Obligations with the Central Bank	5,441,584	0.6%	5,546,895	0.0%	2,881,600	0.0%
Loans from domestic financial institutions	26,947	56.9%	98,425	0.0%	120,002	0.0%
Foreign obligations	3,426,605	2.3%	2,380,327	43.6%	1,860,825	5.2%
Total short-term borrowings	9,345,768	1.5%	8,160,725	12.7%	5,105,707	1.9%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2022 Month-End Balance	Maximum 2021 Month-End Balance	Maximum 2020 Month-End Balance
	(in millions of Ch$)
Obligations arising from repurchase agreements	811,731	128,218	969,808
Obligations with the Central Bank	5,584,084	6,025,781	4,974,125
Loans from domestic financial institutions	237,870	187,000	217,102
Foreign obligations	3,890,552	3,453,642	2,953,037
Total short-term borrowings	10,524,237	9,794,641	9,114,072

Total Borrowings

	As of December 31, 2022
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	5,584,084	—	5,584,084
Obligations under repurchase agreements	—	315,355	315,355
Mortgage finance bonds (b)	1,206	2,592	3,798
Senior bonds (c)	6,597,776	482,696	7,080,472
Mortgage bonds(d)	74,515	7,108	81,623
Subordinated bonds(e)	1,733,870	—	1,733,870
Borrowings from domestic financial institutions	—	41,318	41,318
Foreign borrowings(f)	—	3,239,363	3,239,363
Other obligations(g)	239	292,756	292,995
Perpetual bond (h)	590,246	—	590,246
Total borrowings	14,581,936	4,381,188	18,963,124

	As of December 31, 2021
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	5,611,439	—	5,611,439
Obligations under repurchase agreements	—	86,634	86,634
Mortgage finance bonds (b)	3,533	3,946	7,479
Senior bonds (c)	5,688,533	1,158,301	6,846,834
Mortgage bonds(d)	75,069	6,041	81,110
Subordinated bonds(e)	1,461,637	—	1,461,637
Borrowings from domestic financial institutions	—	1,226	1,226
Foreign borrowings(f)	—	3,213,918	3,213,918
Other obligations(g)	261	182,646	182,907
Perpetual bond (h)	598,136	—	598,136
Total borrowings	13,438,608	4,652,712	18,091,320

	As of December 31, 2020
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	4,959,260	—	4,959,260
Obligations under repurchase agreements	—	969,808	969,808
Mortgage finance bonds (b)	78,870	5,465	84,335
Senior bonds (c)	5,625,431	1,124,558	6,749,989
Mortgage bonds(d)	5,137	84,787	89,924
Subordinated bonds(e)	1,357,539	—	1,357,539
Borrowings from domestic financial institutions	217,102	—	217,102
Foreign borrowings(f)	35,667	1,116,570	1,152,237
Other obligations(g)	290	184,028	184,318
Total borrowings	7,320,036	3,485,216	10,805,252

(a) Central Bank credit lines for renegotiations of loans

In response to the COVID-19 pandemic, the Central Bank has made two lines of credit available to banks to reinforce their liquidity and to fund loans for SMEs with government guarantees. These lines of credit bear interest at the Central Bank’s monetary policy rate (MPR), which was 0.5% at the time the lines of credit were granted.

As of December 31, 2022
(in millions of Ch$)
Due within 1 year	—
Due after 1 year but within 2 years	5,584,084
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Central Bank credit lines for renegotiations of loans	5,584,084

(b) Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

As of December 31, 2022
(in millions of Ch$)
Due within 1 year	2,592
Due after 1 year but within 2 years	1,039
Due after 2 years but within 3 years	167
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total mortgage finance bonds	3,798

(c) Senior bonds

The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund assets with similar durations.

	As of December 31,
	2022	2021	2020
	(in millions of Ch$)
Senior Bonds in UF	3,510,708	3,144,544	4,017,708
Senior Bonds in U.S.$	2,215,515	1,976,909	1,263,714
Senior Bonds in CHF	644,780	850,924	466,738
Senior Bonds in Ch$	223,467	311,060	639,489
Current bonds in AUD	122,611	143,030	125,781
Santander bonds in JPY	203,512	234,667	68,093
Senior bonds in EUR	159,879	185,700	168,466
Total senior bonds	7,080,472	6,846,834	6,749,989

The maturities of these bonds are as follows:

As of December 31, 2022
(in millions of Ch$)
Due within 1 year	482,696
Due after 1 year but within 2 years	1,185,935
Due after 2 years but within 3 years	1,599,241
Due after 3 years but within 4 years	1,282,436
Due after 4 years but within 5 years	408,607
Due after 5 years	2,121,557
Total bonds	7,080,472

In 2022, the Bank issued bonds for UF 26,326,000, USD 30,000,000, CLP 347,000,000,000 and JPY 3,000,000,000, detailed as follows:

Series	Currency	Amount	Term (years)	Issuance rate (% annual)	Placement date	Series Maximum amount	Maturity date
T3	UF	5,000,000	11	1.55	06-16-22	5,000,000	01-01-30
W3	UF	2,116,000	7.5	1.60	06-30-22	2,116,000	06-01-26
W5	UF	1,210,000	9	1.80	06-30-22	1,210,000	03-01-28
U2	UF	3,000,000	11.5	2.8	07-28-22	3,000,000	06-01-32
U1	UF	3,000,000	7.5	2.5	08-09-22	3,000,000	06-01-29
T20	UF	5,000,000	11.5	2.65	10-24-22	5,000,000	02-01-34
W4	UF	8,000,000	10.5	2.65	12-09-22	8,000,000	12-01-33
W9	UF	2,000,000	9.5	2.70	07-27-22	2,000,000	06-01-31
Total		29,326,000				29,326,000
Bono USD	USD	30,000,000	3	Sofr + 95pb	04-28-22	30,000,000	04-28-25
Total		30,000,000				30,000,000
U6	CLP	64,800,000,000	5.5	2.95	06-16-22	64,800,000,000	04-01-26
U5	CLP	100,000,000,000	4.5	2.70	06-29-22	93,000,000,000	04-01-25
U6	CLP	35,200,000,000	5.5	2.95	10-21-22	35,200,000,000	04-01-26
U7	CLP	72,000,000,000	5.5	7	11-16-22	72,000,000,000	04-01-26
T17	CLP	75,000,000,000	10	7.5	11-22-22	75,000,000,000	08-01-32
Total		347,000,000,000				347,000,000,000
Bono JPY	JPY	3,000,000,000	3	0.65	09-15-2022	3,000,000,000	09-15-25
Total		3,000,000,000				3,000,000,000

In 2021, the Bank issued bonds for UF 4,000,000, USD 693,000,000, JPY 25,000,000,000 and CHF 340,000,000, detailed as follows:

Series	Currency	Amount	Term (years)	Issuance rate (% annual)	Placement date	Series Maximum amount	Maturity date
W1	UF	4,000,000	5.25	1.55	02-04-2018	6,000,000	06-01-2025
Total	UF	4,000,000				6,000,000
US Bonds	USD	50,000,000	2.8	0.71	02-25-2021	50,000,000	12-28-2023
US Bonds	USD	100,000,000	2.9	0.72	02-25-2021	100,000,000	01-26-2024
US Bonds	USD	27,000,000	7	2.0	06-09-2021	27,000,000	06-09-2028
US Bonds	USD	16,000,000	5	1.64	07-15-2021	16,000,000	07-15-2026
US Bonds	USD	500,000,000	10	3.18	10-21-2021	500,000,000	10-26-2031
Total		693,000,000				693,000,000
JPY Bonds	JPY	10,000,000,000	5	0,35	05-13-2021	10,000,000,000	05-13-2026
JPY Bonds	JPY	2,000,000,000	4	0,40	07-12-2021	2,000,000,000	07-12-2025
JPY Bonds	JPY	10,000,000,000	4	0,42	07-13-2021	10,000,000,000	07-28-2025
JPY Bonds	JPY	3,000,000,000	4.4	0.48	11-08-2021	3,000,000	05-18-2026
Total		25,000,000,000				25,000,000,000
CHF Bonds	CHF	150,000,000	6	0.33	06-22-2021	150,000,000	06-22-2027
CHF Bonds	CHF	190,000,000	5	0.30	10-12-2021	190,000,000	10-22-2026
Total		340,000,000				340,000,000

(d) Mortgage bonds

These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80.0% and a debt servicing ratio of the client lower than 20.0%. All outstanding mortgage bonds are UF denominated.

The maturities of our mortgage bonds are as follows:

	As of December 31,
	2022	2021
	(in millions of Ch$)
Due within 1 year	7,108	6,041
Due after 1 year but within 2 years	11,411	9,698
Due after 2 year but within 3 years	11,779	10,011
Due after 3 year but within 4 years	12,159	10,334
Due after 4 year but within 5 years	12,551	10,667
Due after 5 years	26,615	34,359
Total mortgage bonds	81,623	81,110

During 2022 and 2021, the Bank did not place any mortgage bonds.

(e) Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2022	2021	2020
	(in millions of Ch$)
Subordinated bonds linked to the U.S.$	169,835	230,118	202,634
Subordinated bonds linked to the UF	1,564,034	1,231,519	1,154,905
Total subordinated bonds	1,733,869	1,461,637	1,357,539

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2022
(in millions of Ch$)
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	175,800
Due after 4 years but within 5 years	—
Due after 5 years	1,558,069
Total subordinated bonds	1,733,869

During 2022, the Bank issued the following subordinated bond:

	Currency	Placement amount	Interest rate	Term	Placement date	Maturity date
USTDW70320	UF	3,300,000	3.51%	6 years	01-07-2022	09-01-2028

During 2021, the Bank did not issue subordinated bonds.

(f) Foreign borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of December 31, 2022
(in millions of Ch$)
Due within 1 year	3,239,363
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 5 years	—
Total loans from foreign financial institutions	3,239,363

(g) Other obligations

Other obligations are summarized as follows:

As of December 31, 2022
Ch$ million
Long term obligations:
Due after 1 years but within 2 years	68
Due after 2 years but within 3 years	74
Due after 3 years but within 4 years	84
Due after 4 years but within 5 years	13
Due after 5 years	—
Long-term financial obligations subtotals	239
Short term obligations:
Amounts due to credit card operators	186,237
Acceptance of letters of credit	110
Other long-term financial obligations, short-term portion	106,409
Short-term financial obligations subtotals	292,756
Other financial obligations totals	292,995

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

The following table presents the Bank’s outstanding contingent loans as of December 31, 2022, 2021 and 2020:

	As of December 31,
	2022	2021	2020
	(in millions of Ch$)
Letters of credit issued	225,522	377,308	247,898
Performance guarantee	1,476,599	1,390,410	1,090,643
Personal guarantee	924,173	579,051	441,508
Total contingent liabilities	2,626,294	2,346,769	1,780,049
Lines of credit with immediate availability	8,974,077	8,986,535	8,391,414
Other irrevocable obligation	314,926	265,517	406,234
Total loan commitments	9,289,003	9,252,052	8,797,648
Totals	11,915,297	11,598,821	10,577,697

Asset and Liability Management

Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022	2021	2020
	(in millions of Ch$)
Land and Buildings	26,690	16,688	17,790
Machinery, Systems and Equipment	14,941	36,275	25,233
Furniture, Vehicles, Other(1)	47,969	29,614	31,636
Software development	54,899	47,487	35,170
Total	144,499	130,064	109,829

(1)	Includes assets ceded under operating leases.

The increase in capital expenditures in 2022 was due to higher fixed asset investments such as improvements to existing property as well as furniture and facilities of our offices as our employees returned to the office. During 2022 the Bank continued investment in the digital transformation of the front and back offices, and new digital products and cybersecurity, resulting in an increase of software development capital expenditures.

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

The Bank has also distributed the financial cost or gain of macrohedges to the corresponding item being hedged to more clearly reflect the impact of these hedging strategies on yields earned or paid over assets and liabilities. For this reason, total interest earned over interest earning assets and interest paid over interest bearing liabilities can be different form the amounts recorded in the income statement, but the net interest income is equivalent to the amount recorded in the income statement. Foreign exchange gains or losses on foreign currency-denominated assets and liabilities are not included in interest income or expense. When a financial asset becomes credit-impaired and is, therefore, regarded as “Stage 3”, the Bank suspends the interest income recognition in the income statement. Similarly, trading and mark-to-market gains or losses on investments are not included in interest income or expense. Interest is not recognized on non-performing loans. Non-performing loans that are past-due for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is past-due (i.e., non-accrual loans) and restructured loans earning no interest.

Included in interbank deposits are checking accounts maintained in the Central Bank and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income. See Note 1—Summary of Significant Accounting Policies—(k) Recognizing Income and Expenses to our Audited Consolidated Financial Statements.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31,
	2022			2021			2020
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Assets
Interest earning assets
Deposits in Central Bank
Ch$	489,899	19,503	4.0%	1,317,498	4,731	0.4%	800,147	648	0.1%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	489,899	19,503	4.0%	1,317,498	4,731	0.4%	800,147	648	0.1%
Financial investments (1)
Ch$	6,158,172	174,066	2.8%	4,134,617	99,782	2.4%	3,181,194	55,005	1.7%
UF	1,881,946	36,466	1.9%	1,634,550	42,939	2.6%	1,246,124	33,941	2.7%
Foreign currency	2,002,023	—	—%	3,398,637	9,264	0.3%	1,735,842	18,099	1.0%
Total	10,042,141	210,532	2.1%	9,167,803	151,986	1.7%	6,163,159	107,044	1.7%
Commercial Loans
Ch$	7,420,641	728,650	9.8%	7,927,561	406,497	5.1%	7,484,216	414,119	5.5%
UF	6,776,739	1,231,218	18.2%	6,470,164	562,282	8.7%	6,625,490	368,774	5.6%
Foreign currency	3,677,328	137,280	3.7%	2,763,604	90,482	3.3%	3,239,259	131,554	4.1%
Total	17,874,708	2,097,148	11.7%	17,161,329	1,059,260	6.2%	17,348,965	914,447	5.3%
Consumer loans
Ch$	4,826,207	629,334	13.0%	4,602,144	479,956	10.4%	4,889,877	568,864	11.6%
UF	13,143	1,521	11.6%	11,912	1,270	10.7%	15,201	1,081	7.1%
Foreign currency	70,960	5	—%	52,089	—	—%	41,836	—	—%
Total	4,910,309	630,860	12.8%	4,666,145	481,227	10.3%	4,946,915	569,946	11.5%
Mortgage loans
Ch$	1,696	22	1.3%	2,489	64	2.6%	3,495	45	1.3%
UF	14,685,885	1,102,944	7.5%	12,972,976	670,942	5.2%	11,887,610	637,911	5.4%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	14,687,581	1,102,966	7.5%	12,975,465	671,006	5.2%	11,891,105	637,956	5.4%
Interbank loans
Ch$	11,260	925	8.2%	19,060	429	2.2%	3,709	36	1.0%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	11,260	925	8.2%	19,060	429	2.2%	3,709	36	1.0%
Investment agreements to resell
Ch$	3,629	433	11.9%	6,185	355	5.7%	(3,069)	290	(9.5%)
UF	—	—	—%	28	2	8.0%	342	—	—%
Foreign currency	1,268	56	4.4%	—	—	—%	4,485	—	—%
Total	4,897	489	10.0%	6,213	357	5.7%	1,758	290	16.5%
Threshold (2)
Ch$	842,451	44,607	5.3%	172,242	467	0.3%	374,624	163	0.0%
UF	—	—	—%	89,568	—	—%	148,612	—	—%
Foreign currency	2,219,946	—	—%	953,774	732	0.1%	560,394	1,796	0.3%
Total	3,062,397	44,607	1.5%	1,215,583	1,199	0.1%	1,083,630	1,959	0.2%

	For the year ended December 31,
	2022			2021			2020
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Total interest earning assets
Ch$	19,753,955	1,597,540	8.1%	18,181,795	992,281	5.5%	16,734,192	1,039,172	6.2%
UF	23,357,713	2,372,149	10.2%	21,179,197	1,277,436	6.0%	19,923,379	1,041,707	5.2%
Foreign currency	7,971,524	137,341	1.7%	7,168,103	100,478	1.4%	5,581,816	151,448	2.7%
Total	51,083,192	4,107,030	8.0%	46,529,096	2,370,195	5.1%	42,239,387	2,232,327	5.3%

Cash
Ch$	1,245,813			784,836			812,285
UF	1,393			—			—
Foreign currency	121,113			92,392			118,930
Total	1,368,319			877,228			931,215
Allowance for loan losses
Ch$	(1,162,923)			(1,164,182)			(1,031,368)
UF	—			—			—
Foreign currency	(116,716)			(16,193)			(10)
Total	(1,279,639)			(1,180,375)			(1,031,378)
Fixed assets
Ch$	99,152			201,730			205,251
UF	—			—			—
Foreign currency	—			—			—
Total	99,152			201,730			205,251
Derivatives
Ch$	12,804,979			7,231,880			10,474,854
UF	—			—			—
Foreign currency	(39)			—			—
Total	12,804,940			7,231,880			10,474,854
Financial Investment (Trading)
Ch$	97,396			1,086,865			260,368
UF	84,546			46,127			90,303
Foreign currency	1,022,075			344,063			101,224
Total	1,204,017			1,477,055			451,895
Other assets
Ch$	3,446,277			1,495,030			1,422,348
UF	69,413			465,603			194,257
Foreign currency	590,837			769,986			943,706
Total	4,106,527			2,730,619			2,560,311
Total non-interest earning assets
Ch$	16,530,694			9,636,160			12,143,738
UF	155,352			511,730			284,560
Foreign currency	1,617,270			1,190,249			1,163,850
Total	18,303,316			11,338,138			13,592,148

Total assets
Ch$	36,284,649	1,597,540		27,817,954	992,281		28,877,930	1,039,172
UF	23,513,065	2,372,149		21,690,927	1,277,436		20,207,940	1,041,707
Foreign currency	9,588,794	137,341		8,358,352	100,478		6,745,666	151,448
Total	69,386,508	4,107,030		57,867,233	2,370,195		55,831,535	2,232,327

	For the year ended December 31,
	2022			2021			2020
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Ave rage Nominal Rate
Liabilities And Shareholders’ Equity

Interest bearing liabilities
Savings accounts
Ch$	3,869	10	0.3%	3,656	9	0.3%	2,224	6	0.3%
UF	194,609	22,449	11.5%	174,124	10,506	6.0%	136,447	3,438	2.5%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	198,478	22,459	11.3%	177,779	10,515	5.9%	138,671	3,443	2.5%
Time deposits
Ch$	8,658,972	720,600	8.3%	8,464,907	61,391	0.7%	10,237,170	121,926	1.2%
UF	794,934	108,714	13.7%	180,258	14,174	7.9%	655,923	23,321	3.6%
Foreign currency	4,660,901	—	—%	4,529,125	5,656	0.1%	3,355,384	19,119	0.6%
Total	14,114,807	829,314	5.9%	13,174,290	81,221	0.6%	14,248,478	164,367	1.2%
Central bank borrowings
Ch$	5,441,584	464,758	8.5%	5,546,895	52,642	0.9%	2,881,600	21	—%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	5,441,584	464,758	8.5%	5,546,895	52,642	0.9%	2,881,600	21	—%
Repurchase Agreements
Ch$	125,837	16,847	13.4%	121,446	999	0.8%	164,468	2,037	1.2%
UF	—	11	—%	—	1	—%	—	28	—%
Foreign currency	324,795	—	—%	13,632	—	—%	78,812	—	—%
Total	450,632	16,858	3.7%	135,078	1,000	0.7%	243,280	2,066	0.8%
Mortgage finance bonds
Ch$	—	—	—%	—	—	—%	—	—	—%
UF	5,058	874	17.3%	9,105	991	10.9%	14,580	1,112	7.6%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	5,058	874	17.3%	9,105	991	10.9%	14,580	1,112	7.6%
Commercial paper
Ch$	—	—	—%	—	—	—%	—	—	—%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	298,142	7,137	2.4%	277,666	716	0.3%	394,017	6,577	1.7%
Total	298,142	7,137	2.4%	277,666	716	0.3%	394,017	6,577	1.7%
Other interest bearing liabilities
Ch$	3,038,893	314,537	10.4%	1,012,965	10,370	1.0%	1,364,789	71,351	5.2%
UF	4,730,899	866,326	18.3%	4,724,054	348,387	7.4%	5,197,993	295,984	5.7%
Foreign currency	6,680,180	14,655	0.2%	4,044,352	69,579	1.7%	4,245,836	93,558	2.4%
Total	14,449,972	1,195,518	8.3%	9,781,372	428,336	4.4%	10,808,618	460,893	4.3%
Total interest bearing liabilities
Ch$	17,269,155	1,516,752	8.8%	15,149,870	125,410	0.8%	14,650,251	195,342	1.3%
UF	5,725,500	998,374	17.4%	5,087,541	374,059	7.4%	6,004,944	323,882	5.2%
Foreign currency	11,964,018	21,792	0.2%	8,864,775	75,951	0.9%	8,074,049	119,255	1.4%
Total	34,958,674	2,536,918	7.3%	29,102,186	575,420	2.0%	28,729,244	638,479	2.2%

	For the year ended December 31,
	2022			2021			2020
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Ave rage Nominal Rate

Non-interest bearing liabilities
Non-interest bearing demand deposits
Ch$	12,414,155			13,652,135			10,066,738
UF	92,488			72,007			56,330
Foreign currency	338,171			311,100			280,280
Total	12,844,814			14,035,242			10,403,347
Derivatives
Ch$	11,979,326			7,666,801			9,793,162
UF	—			—			—
Foreign currency	(50)			—			—
Total	11,979,276			7,666,801			9,793,162
Other non-interest bearing liabilities
Ch$	4,105,928			1,249,442			1,181,832
UF	384,484			752,420			586,273
Foreign currency	1,589,269			998,736			1,403,435
Total	6,079,681			3,000,598			3,171,540
Shareholders’ equity
Ch$	3,524,063			3,485,008			3,734,243
UF	—			—			—
Foreign currency	—			577,399			—
Total	3,524,063			4,062,407			3,734,243

Total non-interest bearing liabilities and shareholders’ equity
Ch$	32,023,472			26,053,386			24,775,974
UF	476,972			824,426			642,602
Foreign currency	1,927,390			1,887,236			1,683,715
Total	34,427,834			28,765,048			27,102,291

Total Liabilities and Shareholders’ Equity
Ch$	49,292,628	1,516,752		41,203,255	125,410		39,426,226	195,342
UF	6,202,472	998,374		5,911,968	374,059		6,647,546	323,882
Foreign currency	13,891,408	21,792		10,752,010	75,951		9,757,764	119,255
Total	69,386,508	2,536,918		57,867,233	575,420		55,831,535	638,479

(1)	This line item includes debt instruments at fair value through other comprehensive income according to IFRS 9.
(2)	Threshold is the asset generated when we post collateral for a derivative with a counterparty that has negative mark-to-market for us. Some Central Security Depository agreements permit this collateral to generate interest at the overnight rate and this is the source of interest income associated with this asset.

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2022 compared to 2021 and 2021 compared to 2020. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2021 to 2022			Increase (Decrease) from 2020 to 2021
	Due to Changes in			Due to Changes in
			Net Change			Net Change
			from 2021 to			from 2020 to
	Volume	Rate	2022	Volume	Rate	2021
ASSETS
Interest earning assets
Deposits in Central Bank
Ch$	11,045	3,726	14,772	5,462	(1,379)	4,083
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	11,045	3,726	14,772	5,462	(1,379)	4,083
Financial investments
Ch$	103,655	(29,371)	74,284	(24,263)	69,040	44,777
UF	(2,894)	(3,580)	(6,473)	7,561	1,438	8,999
Foreign currency	(8,977)	(287)	(9,264)	(7,121)	(1,713)	(8,835)
Subtotal	91,784	(33,237)	58,546	(23,823)	68,764	44,941
Commercial loans
Ch$	8,698	313,456	322,153	1,706	(9,328)	(7,623)
UF	4,499	664,437	668,936	(3,823)	197,331	193,508
Foreign currency	41,834	4,964	46,798	164,479	(205,551)	(41,072)
Subtotal	55,031	982,856	1,037,888	162,363	(17,549)	144,814
Consumer loans
Ch$	7,663	141,715	149,378	(27,025)	(61,883)	(88,908)
UF	63	188	251	(86)	275	189
Foreign currency	5	—	5	—	—	—
Subtotal	7,730	141,903	149,633	(27,111)	(61,608)	(88,719)
Mortgage loans
Ch$	(119)	77	(42)	6	13	19
UF	(44,295)	476,297	432,002	1,647	31,384	33,031
Foreign currency	—	—	—	—	—	—
Subtotal	(44,414)	476,373	431,960	1,654	31,396	33,050
Interbank loans
Ch$	173	324	496	2,121	(1,729)	392
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	173	324	496	2,121	(1,729)	392
Investment under agreements to resell
Ch$	10	68	78	38	26	65
UF	(2)	—	(2)	2	—	2
Foreign currency	—	56	56	—	—	—
Subtotal	8	124	132	40	27	67
TRESHOLD
Ch$	2,320,858	(2,276,718)	44,140	285	19	304
UF	—	—	—	—	—	—
Foreign currency	(740)	8	(732)	(982)	(82)	(1,064)
Subtotal	2,320,118	(2,276,710)	43,408	(698)	(62)	(760)
Total interest earning assets
Ch$	2,451,983	(1,846,724)	605,259	(41,669)	(5,221)	(46,891)
UF	(42,628)	1,137,341	1,094,713	5,301	230,428	235,730
Foreign currency	32,122	4,741	36,863	156,376	(207,346)	(50,970)
Total	2,441,476	(704,641)	1,736,835	120,008	17,861	137,868

	Increase (Decrease) from 2021 to 2022			Increase (Decrease) from 2020 to 2021
	Due to Changes in			Due to Changes in
			Net Change			Net Change
			from 2021 to			from 2020 to
	Volume	Rate	2022	Volume	Rate	2021

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities
Savings accounts
Ch$	1	—	1	4	—	4
UF	(247)	12,191	11,943	(196)	7,264	7,068
Foreign currency	—	—	—	—	—	—
Subtotal	(247)	12,190	11,944	(192)	7,264	7,072
Time deposits
Ch$	1,407	657,802	659,209	344,238	(404,773)	(60,536)
UF	7,492	87,048	94,540	4,477	(13,623)	(9,146)
Foreign currency	(8,930)	3,274	(5,656)	(10,744)	(2,719)	(13,464)
Subtotal	(31)	748,124	748,093	337,970	(421,116)	(83,146)
Central Bank borrowings
Ch$	6,009	406,107	412,116	166,734	(114,113)	52,621
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	6,009	406,107	412,116	166,734	(114,113)	52,621
Repurchase agreements
Ch$	(265)	16,113	15,848	(1,449)	411	(1,038)
UF	—	10	10	—	(27)	(27)
Foreign currency	—	—	—	—	—	—
Subtotal	(265)	16,123	15,858	(1,449)	384	(1,066)
Mortgage finance bonds
Ch$	—	—	—	—	—	—
UF	89	(206)	(117)	609	(730)	(121)
Foreign currency	—	—	—	—	—	—
Subtotal	89	(206)	(117)	609	(730)	(121)
Commercial papers
Ch$	—	—	—	—	—	—
UF	—	—	—	—	—	—
Foreign currency	1,809	4,613	6,421	—	716	716
Subtotal	1,809	4,613	6,421	—	716	716
Other interest bearing liabilities
Ch$	(211,319)	515,486	304,167	(9,853)	(51,128)	(60,981)
UF	13	517,926	517,939	(11,707)	64,110	52,403
Foreign currency	(75,762)	20,837	(54,924)	(47,130)	16,574	(30,556)
Subtotal	(287,067)	1,054,249	767,182	(68,690)	29,556	(39,134)
Total interest bearing liabilities
Ch$	(204,166)	1,595,508	1,391,342	499,673	(569,604)	(69,931)
UF	7,347	616,968	624,315	(6,817)	56,994	50,177
Foreign currency	(84,692)	24,112	(60,580)	(57,874)	13,855	(44,019)
Total	(281,511)	2,236,588	1,955,076	434,981	(498,756)	(63,774)

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2022	2021	2020
	(in millions of Ch$)
Total average interest-earning assets
Ch$	19,753,955	18,181,795	16,734,192
UF	23,357,713	21,179,197	19,923,379
Foreign currencies	7,971,524	7,168,103	5,581,816
Total	51,083,192	46,529,096	42,239,387
Net interest earned (1)
Ch$	80,788	866,871	843,830
UF	1,373,775	903,377	717,824
Foreign currencies	115,549	24,527	32,194
Total	1,570,112	1,794,775	1,593,848
Net interest margin (2)
Ch$	0.4	4.8	5.0
UF	5.9	4.3	3.6
Foreign currencies	1.4	0.3	0.6
Total	3.1%	3.9%	3.8%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by total average interest-earning assets.

Investment Portfolio

The following table shows as of December 31, 2022, the balances and weighted-average yields for our debt securities not held at fair value through earnings, for each range of maturities. The weighted average yields are calculated using the interest income from these instruments divided by the average balance of these instruments. The average balances have been calculated on the basis of daily balances for the Bank on an unconsolidated basis, while for subsidiaries the average balances have been calculated on the basis of monthly balances. None of these instruments are tax exempt.

Debt Instruments at Fair Value through Other Comprehensive Income

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
(in millions of Ch$, except rates)
Central Bank and Government Securities

Central Bank bonds	3,331,264	0.9	—	—	—	—	—	—	3,331,264	0.9
Central Bank and government securities	98,164	0.7	432	4.5	644,553	1.9	—	—	743,149	1.8
Subtotal	3,429,428		432		644,553		—		4,074,413
Other Chilean Securities
Time deposits in Chilean financial institutions	—	10.8	—	—	—	—	—	—	—	10.8
Mortgage bonds of Chilean financial institutions	6	4.2	7,191	3.5	1,629	3.7	1,065	4.2	9,891	3.6
Chilean financial institutions bonds	—	—	—	—	—	—	—	—	—	—
Chilean corporate bonds	—	—	—	—	—	—	—	—	—	—
Other Chilean securities	—	—	—	—	—	—	7	—	7	—
Subtotal	7		7,191		1,629		1,072		9,898
Other financial securities
Central Bank and Government Foreign Securities	—	—	426,953	—	1,241,717	—	—	—	1,668,670	—
Other Foreign financial securities	—	—	55,582	2.5	72,170	2	—	—	127,752	2.2
Subtotal	—	—	482,535		1,313,887		—		1,796,422
Total	3,429,435		490,158		1,960,069		1,072		5,880,733

Debt instruments at amortized cost

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five year but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
Central Bank and Government Securities
Central Bank and government securities	96,344	3.6	4,772,141	1.7	—	—	—	—	4,868,485	5.3
Total	96,344	3.6	4,772,141	1.7	—	—	—	—	4,868,485	5.3

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

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans at amortized cost as of December 31, 2022.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 15 years	Due after 15 years	Total balance as of December 31, 2022
	(in millions of Ch$)
General commercial loans (1)	5,872,206	4,871,272	2,581,910	—	13,325,388
Foreign trade loans	1,508,139	101,366	3,003	—	1,612,508
Leasing transactions	361,530	727,490	256,957	—	1,345,977
Other outstanding loans	1,140,769	270,354	22,584	—	1,433,707
Subtotal commercial loans	8,882,644	5,970,482	2,864,454	—	17,717,580
Residential loans backed by mortgage bonds	1,272	549	92	—	1,913
Other residential mortgage loans	915,260	3,678,270	11,133,566	—	15,727,096
Subtotal residential mortgage loans	916,532	3,678,819	11,133,658	—	15,729,009
Consumer loans	2,489,069	2,725,230	68,513	—	5,282,812
Total loans at amortized cost	12,288,245	12,374,531	14,066,625	—	38,729,401

(1)	Interbank loans for December 31, 2022 are included within commercial loans in accordance with disclosures for IFRS 9. See “Note 8—Financial Assets at Amortized Cost” of the Audited Consolidated Financial Statements.

The following tables present the total amount of loans due after one year that have fixed and variable interest rates as of December 31, 2022 for each category of loans required to be disclosed under IFRS financial statements. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.

	As of December 31, 2022 (in millions of Ch$)
	Variable Interest Rates	Fixed Interest Rates
Commercial loans
General commercial loans	2,463,378	10,862,010
Foreign trade loans	206,361	1,406,147
Checking accounts debtors	120,684	11,577
Credit card debtors	—	132,677
Factoring transactions	—	878,390
Student loans	14,750	1,331,227
Leasing transactions	—	52,833
Other loans and accounts receivable	77	237,469
Subtotals	2,805,250	14,912,330
Mortgage loans
Loans with mortgage finance bonds	—	2,238
Endorsable mortgage mutual loans	—	87,621
Other mortgage mutual loans	5,257,342	10,381,808
Subtotals	5,257,342	10,471,667
Consumer loans
Installment consumer loans	1,109	3,578,251
Credit card balances	147,794	7,862
Consumer leasing contracts	—	1,544,176
Other consumer loans	—	3,620
Subtotals	148,903	5,133,909
Totals loans to clients	8,211,495	30,517,906

Analysis and Classification of Loan Portfolio Based on the Borrower’s Payment Performance

The following table analyzes our non-performing and impaired loans. Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest. Loan information corresponds to loans at amortized cost in accordance with IFRS 9. See “Note 8—Financial Assets at Amortized Cost” of the Audited Consolidated Financial Statements.

	2022	2021
	(Ch$ million)
Total loans	38,729,401	36,529,062
Allowance for loan losses	1,153,267	1,051,434
Impaired loans	1,682,496	1,674,129
Impaired loans as a percentage of total loans	4.34%	4.58%
Amounts non-performing	312,319	449,835
To the extent secured(1)	176,712	269,176
To the extent unsecured	135,607	180,659
Amounts non-performing as a percentage of total loans	0.81%	1.23%
To the extent secured(1)	0.46%	0.74%
To the extent unsecured	0.35%	0.49%
Loans loss allowances as a percentage of:
Total loans	2.98%	2.88%
Total amounts non-performing	369.26%	233.74%
Total amounts non-performing – unsecured	850.45%	582.00%

(1)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Credit Ratios

The following sets forth our credit ratios as of and for the years ended December 2022, 2021 and 2020 by loan category.

	As of and for the Year Ended December 31
	2022	2021	2020
	(in millions of Ch$)
Allowance for credit losses to total loans outstanding	2.98%	2.88%	3.02%
Allowance for credit losses	1,153,267	1,051,434	1,036,793
Total loans outstanding	38,729,401	36,529,062	34,339,893
Net write-offs during the period to average loans outstanding:
Commercial
Interbank Loans
Net charge-off during the period	—	—	—
Average amount outstanding	11,260	19,060	3,709
Ratio of net charge-off/average amount outstanding	—%	—%	—%
Commercial Loans
Net charge-off during the period	102,499	148,505	123,878
Average amount outstanding	14,254,233	13,764,674	13,233,598
Ratio of net charge-off/average amount outstanding	0.7%	1.1%	0.9%
Foreign Trade Loans
Net charge-off during the period	0	10,358	130
Average amount outstanding	1,646,604	1,318,946	1,775,414
Ratio of net charge-off/average amount outstanding	0.0%	0.8%	0.0%
Checking Account Debtors
Net charge-off during the period	4,962	6,341	24,619
Average amount outstanding	144,773	120,034	165,001
Ratio of net charge-off/average amount outstanding	3.4%	5.3%	14.9%
Factoring Transactions
Net charge-off during the period	2,230	1,417	1,526
Average amount outstanding	835,763	454,273	475,571
Ratio of net charge-off/average amount outstanding	0.3%	0.3%	0.3%
Student Loans
Net charge-off during the period	1,624	1,311	1,680
Average amount outstanding	54,366	59,246	67,225
Ratio of net charge-off/average amount outstanding	3.0%	2.2%	2.5%
Leasing Transactions
Net charge-off during the period	9,976	8,792	6,626
Average amount outstanding	1,347,664	1,319,618	1,432,928
Ratio of net charge-off/average amount outstanding	0.7%	0.7%	0.5%
Other Loans and Accounts Receivable
Net charge-off during the period	19,374	2	2
Average amount outstanding	233,811	124,538	199,228
Ratio of net charge-off/average amount outstanding	8.3%	0.0%	0.0%
Total Commercial
Net charge-off during the period	140,665	176,726	158,461
Average amount outstanding	18,528,474	17,180,389	17,352,674
Ratio of net charge-off/average amount outstanding	0.8%	1.0%	0.9%
Residential
Loans with Mortgage Finance Bonds
Net charge-off during the period	19	23	20
Average amount outstanding	3,004	5,976	9,993
Ratio of net charge-off/average amount outstanding	0.6%	0.4%	0.2%
Mortgage Mutual Loans
Net charge-off during the period	4	907	1,558
Average amount outstanding	87,415	88,349	95,196
Ratio of net charge-off/average amount outstanding	0.0%	1.0%	1.6%
Other Mortgage Loans
Net charge-off during the period	22,259	18,870	15,054
Average amount outstanding	14,621,584	12,881,140	11,785,916
Ratio of net charge-off/average amount outstanding	0%	0.1%	0.1%
Total Residential
Net charge-off during the period	22,282	19,800	16,632
Average amount outstanding	14,712,003	12,975,465	11,891,105
Ratio of net charge-off/average amount outstanding	0.2%	0.2%	0.1%

	As of and for the Year Ended December 31
	2022	2021	2020
	(in millions of Ch$)
Consumer Loans
Installment Consumer Loans
Net charge-off during the period	141,131	100,493	173,325
Average amount outstanding	3,710,662	3,579,688	3,791,963
Ratio of net charge-off/average amount outstanding	3.8%	2.8%	4.6%
Credit Card Balances
Net charge-off during the period	32,156	18,143	43,081
Average amount outstanding	1,328,114	1,083,252	1,151,003
Ratio of net charge-off/average amount outstanding	2.4%	1.7%	3.7%
Consumer Leasing Contracts
Net charge-off during the period	23	1	108
Average amount outstanding	2,793	2,990	3,483
Ratio of net charge-off/average amount outstanding	0.8%	0.0%	3.1%
Other Consumer Loans
Net charge-off during the period	1,594	4,848	3,206
Average amount outstanding	480	215	466
Ratio of net charge-off/average amount outstanding	332.1%	2254.9%	688.0%
Total Consumer
Net charge-off during the period	174,904	123,485	219,720
Average amount outstanding	5,042,049	4,666,145	4,946,915
Ratio of net charge-off/average amount outstanding	3.5%	2.6%	4.4%
Total Loans
Net charge-off during the period	337,851	320,011	394,813
Average amount outstanding	38,282,526	34,821,999	34,190,694
Ratio of net charge-off/average amount outstanding	0.9%	0.9%	1.2%

Deposits

The principal components of our deposits are savings accounts and time deposits and non-interest bearing demand deposits. For an analysis of average deposits for 2022 and 2021, see “—Average Balances, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities.” The following table uses an estimate of uninsured deposits which are not covered by the Chilean government guarantees as outlined in Item 4. Information on the Company – Deposit insurance.

	For the year ended December 31,
	2022	2021
	(in millions of Ch$)
Insured deposits	194,960	120,828
Uninsured deposits	12,654,685	9,925,653
Of which:
Excess over guaranteed limit	642,292	382,810
Otherwise uninsured	3,701,690	9,542,843
Total	12,849,645	10,046,482

	For the year ended December 31, 2022
	Ch$	Foreign currency	Total
	(in millions of Ch$)
Time deposits otherwise uninsured with a maturity of:
3 months or less	5,996,017	1,024,344	7,020,361
Over 3 months through 6 months	1,542,277	487,070	2,029,348
Over 6 months through 12 months	1,393,462	87,293	1,480,755
Over 12 months	2,101,783	22,439	2,124,222
Total	11,033,539	1,621,146	12,654,685

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

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Claudio Melandri Hinojosa	President	Asset and Liability Committee Market Committee Remuneration Committee Integral Risk Committee Management Appointment Committee	Apr-23
Rodrigo Vergara Montes	First Vice President	Market Committee Audit Committee Asset and Liability Committee (President) Management Appointment Committee	Apr-23
Orlando Poblete Iturrate	Second Vice President	Remuneration Committee (President) Audit Committee (President)	Apr-23
Felix de Vicente Mingo	Director	Asset and Liability Committee Audit Committee Integral Risk Committee	Apr-23
Alfonso Gómez Morales	Director	Integral Risk Committee (President) Remuneration Committee Market Committee Asset and Liability Committee	Apr-23
Ana Dorrego de Carlos	Director	–	Apr-23
Rodrigo Echenique Gordillo	Director	–	Apr-23
Lucia Santa Cruz Sutil	Director	Analysis and Resolution Committee Market committee Integral Risk Committee	Apr-23
Juan Pedro Santa Maria Perez	Director	Audit Committee (Secretary) Analysis and Resolution Committee (President) Integral Risk Committee	Apr-23
Blanca Bustamante Bravo	Alternate Director	Integral Risk Committee Management Appointment Committee (President)	Apr-23
Oscar von Chrismar Carvajal	Alternate Director	Integral Risk Committee Market Committee (President) Asset and Liability Committee Analysis and Resolution Committee	Apr-23

Claudio Melandri Hinojosa became the Executive Chairman of Grupo Santander in Chile on February 27, 2018. He is also President of Santander Chile Holding S.A. and Vice President of Universia Chile S.A. He has more than 30 years of experience in the financial industry and was Chief Executive Officer of Santander Chile from January 2010 to March 2018 and was also Country Head until July 2022. He started his career in Banco Concepción and joined Grupo Santander in 1990, where he has held various positions of responsibility, including Regional Manager, Manager of the branch network, Human Resources Manager and Manager of Commercial Banking. He was also a Vice President at Banco Santander Venezuela for three years in the commercial area of this country. Mr. Melandri has degrees in Business and Accounting and holds a Master of Business Administration from Universidad Adolfo Ibañez.

Rodrigo Vergara became a director and First Vice President of the Board on July 12, 2018. He was President of the Central Bank of Chile between 2011 and 2016 and was a member of the Board of the Central Bank of Chile between 2009 and 2011. Mr. Vergara is an associate researcher at the Centre of Public Studies (CEP) and a research fellow at Harvard’s Mossavar-Rahmani Center for Business and Government (Kennedy School). He is a professor of Economics at Pontificia Universidad Católica de Chile and an economic consultant and board member for various companies. He graduated with an Economics Degree from the Pontificia Universidad Católica de Chile in 1985 and earned a Doctorate Degree in Economics from Harvard University in 1991. Between 1985 and 1995, he worked at the Central Bank of Chile where he was promoted to Chief Economist in 1992. He has been an economic consultant for central banks and governments within Latin America, Eastern Europe, Asia and Africa. He has also been an external consultant for the World Bank, the International Monetary Fund, the Inter-American Development Bank and the United Nations. He has served, among others, as a member in the Presidential Work and Equity Commission, the Advisory Commission on the Free Trade Agreement between Chile and the U.S., the National Savings Commission and the Conicyt Economic Group. He is a member of the editorial board of the magazine Estudios Públicos. Mr. Vergara is the author of numerous articles published in specialized professional journals and has edited several books.

Orlando Poblete Iturrate is the Second Vice President and has served on the Board since April 22, 2014. Since 1991, Mr. Poblete has been a professor at Universidad de los Andes. Between 1997 and 2004, he was Dean of the Law School at Universidad de los Andes and until 2014 he served as Chancellor. He is also a partner at the law firm Orlando Poblete & Company. He is a member of the Counsel of the Arbitration and Mediation of Santiago of the Chamber of Commerce of Santiago. Previously, between 1979 and 1991, he was a professor of Procedural Law at Universidad de Chile. Mr. Poblete is a lawyer from Universidad de Chile and has a Masters in Law from the same university. He is also a graduate of the Directive Management of Companies Program (PADE) of ESE Business School of Universidad de los Andes.

Félix de Vicente Mingo became a director on March 27, 2018. He has a Business degree with a specialization in Economics from Universidad de Chile. Between 2013 and 2014, he was Minister of Economy, Development and Tourism of Chile. Before this, he was a Trade Commissioner of ProChile, an institution of the Ministry of Foreign Affairs dedicated to promoting Chilean products abroad. He commenced his professional career as a fruit exporter in the O’Higgins region of Chile and then as Manager of Administration and Finance of Telemercados Europa, as well as being president and partner of various companies in Chile and abroad.

Alfonso Gómez became a director on March 27, 2018. He has a Civil Engineering degree from Universidad Católica de Chile, a Ph.D. of the Royal College of Art of London and he is an advisor to the Innovation Center UC Anacleto Angelini. He started his career in the Industrial and System Engineering Department of Universidad Católica de Chile. He was founder of various companies, such as Apple Chile, Unlimited and Virtualia, the first social network developed in Latin America. He has been a director of numerous companies and institutions such as the National Council of Culture and the Arts and Fundación País Digital, and the National Council of Innovation. He was Dean of the Faculty of Engineering and later Dean of the Business School of Universidad Adolfo Ibáñez.

Ana Dorrego became a director on March 15, 2015. She has been working at the Santander Group since 2005, mainly in the Financial Planning and Corporate Development department, coordinating the Group’s planning processes and following up on the different Santander Group units and projects. She was director of E-business development for the Santander Group and previously she was a corporate client relationship manager and commercial director of transactional banking at Bankinter. Ms. Dorrego holds a degree in Business Administration from Universidad Pontificia de Comillas ICAI-ICADE, and a master’s degrees in Business Administration from Deusto University – Bilbao, Spain, and Adolfo Ibañez, Miami/Chile.

Rodrigo Echenique Gordillo became a director on March 26, 2019. He currently serves as Vice President and Executive Director of Banco Santander, S.A. (Spain) and a member of the Board of Santander Mexico and has significant experience in international banking. In 1976 he joined Banco Exterior de España as Deputy General Director and Head of Legal Services. He was subsequently appointed Deputy General Manager and member of the Executive Committee, and served as Executive Director of Banco Santander, SA from 1988 to 1994. He was a member of the board of several industrial and financial companies such as Ebro Azúcares y Alcoholes, SA, and Industrias Agrícolas, SA, and chaired the advisory board of Accenture, SA. He was also a non-executive chairman of NH Hotels Group, S.A., Vocento, S.A., Vallehermoso, S.A. and Merlin Properties, SOCIMI, S.A. He has a law degree from Universidad Complutense de Madrid.

Lucía Santa Cruz Sutil became a director on August 19, 2003. She is a Member of the Board of Universidad Adolfo Ibañez. She is director of Compañía de Seguros Generales y de Vida La Chilena Consolidada (Zurich) and is a member of the Advisory Board of Nestle Chile. She is a member of the Self-Regulation Committee for Insurance Companies in Chile. Ms. Santa Cruz is a historian and holds a Master in Philosophy from Oxford University and holds a Doctor Honoris Causa degree in Social Sciences from King’s College, University of London.

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

Oscar von Chrismar Carvajal joined the Board on December 22, 2009 and is currently an alternate director. Mr. von Chrismar holds a Civil Engineering degree from Universidad de Santiago de Chile with specialist studies in the U.S. and Europe. He is a director of Sinacofi and the Stock Exchange since April 2012. He joined Banco Santander in 1990 as a manager of the finance division. Between 1995 and 1996 he was General Manager of Banco Santander Peru. In 1997, he became the General Manager of Santander Chile, a position he held until December 2009 when he joined the Board of Directors. Mr. von Chrismar was also a board member of Banco Santander Argentina, Peru and the Santiago Stock Exchange. Prior to joining the Santander Group, he was Manager of the Finance Division for Morgan Bank and Manager of Finance of ING Bank. He has more than 25 years of experience in the banking industry.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Román Blanco	Chief Executive Officer	Aug-22
Pedro Orellana	Director of Retail Banking	Apr-21
Andres Trautmann	Director of Corporate and Investment Banking	May-21
Luis Araya	Director of Middle-Market	Apr-21
Emiliano Muratore	Chief Financial Officer	Apr-16
Guillermo Sabater	Financial and Costs Controller	Nov-15
Franco Rizza	Director of Risk	Feb-14
Ricardo Bartel	Director of Technology and Operations	Jun-15
María Eugenia de la Fuente	Director of Human Resources	Jun-15
Sergio Avila	Director of Administration and Global Payments	Mar-15
Claudia Heimpell	Director of Clients and Service Quality	Nov-22
Cristian Florence	General Counsel	Sep-12
Oscar Gomez	Director of Internal Audit	Jan-20
Jorge Valencia	Director of Wealth Management and Insurance	Nov-21
Jonathan Covarrubias	Chief Accounting Officer	May-19
Claudia Cisternas	Business Transformation	Nov-22

Román Blanco became the Chief Executive Officer and Country Head of Banco Santander Chile in August 2022. He has a Civil Engineering degree from University of Cantabria (Spain) and an MBA from Carnegie Mellon University (Pittsburgh, United States). He has 18 years of experience in the Group, which he joined in 2004 as vice president of Banco Santander Banespa in Sao Paulo, Brazil, where he was assigned the task of consolidating the role that this market played for the Group. In 2007 he was appointed president and CEO of Santander Colombia, whose strategy led to a revaluation of Santander in that country. In 2012, he assumed the same responsibilities in Puerto Rico, and was subsequently appointed as CEO of Santander Bank, NA and Santander Holdings in Boston, United States. He has also been responsible for the operations in the Andean region and Uruguay of the Santander Group and member of the board of Santander Uruguay, Santander Peru and Santander Colombia.

Pedro Orellana became Director of Retail Banking in April 2021. He has been part of the Santander Group for 27 years. He began his career in the Bank in 1995, where he has had various responsibilities, including serving as Manager of the Individuals and SMEs segments. He was also Executive vice-president of Retail Banking in Colombia and then Head of Retail Banking of the Americas Division in Madrid. Mr. Orellana holds a degree in Civil Engineering from Universidad de Chile and a CFI from Stanford.

Andrés Trautmann became Director of Santander Corporate and Investment Banking in May 2021. He joined Grupo Santander in 2007, serving as Treasurer of Santander Chile between 2018 and 2021. Between 2013 and 2018 he was in charge of sales for the Andean region for Goldman Sachs in New York, and prior to that he was Head of Institutional and Corporate Sales at Santander Chile. He was also in charge of sales of structured products in London for Santander UK between 2010 and 2012. Between 2002 and 2006, he worked at Econsult as investment manager for investment funds and financial analyst for studies, and previously he was a financial analyst in the planning and development department of Enersis S.A. Mr. Trautmann is a Commercial Engineer from Universidad de Chile.

Luis Araya became Director of our Middle-market banking segment in May 2021. Prior to that, he held various responsibilities in different divisions throughout the 25 years he has worked in the Bank. Before becoming manager of this segment, he was manager of the Santander branch network for four years and Manager of Human Resources for the Individuals Division for two years. Before that, he was part of the Commercial Division as Manager of Products, Investments and the Individuals segment. He also worked for Santander Corporate and Investment Banking for nine years. Luis Araya holds a degree in Civil Engineering and has a Master of Science in Engineering, both from Pontificia Universidad Católica de Chile.

Emiliano Muratore became the Chief Financial Officer for Santander-Chile in April 2016. From Buenos Aires, Argentina, he has more than 23 years of experience in the Santander Group. He joined Santander Rio (Argentina) in 1999 and after four years he was moved to the Group headquarters in Madrid as part of a young talent development program, where he started his experience in the finance division. In 2006, he moved to Santander Chile where, in 2008, he was appointed as Manager of the Financial Division, bearing responsibility for the management of structural financial risks. After eight years, he was promoted to Chief Financial Officer. Mr. Muratore has a degree in business from Universidad Católica Argentina in Buenos Aires and a postgraduate degree in finance from Universidad de San Andrés in Buenos Aires. In 2018 he completed the Advanced Management Program at Harvard Business School. Currently, he is chairman of the financial management and infrastructure committee at Chile’s Banking Association (ABIF). He also serves as board member at Fundación Belén Educa, a non-for-profit organization that manages 12 schools targeted to disadvantaged families.

Guillermo Sabater is the Financial and Costs Controller of Santander-Chile and has been working for Santander Group and its affiliates for 28 years. Between 2009 and 2015, he was Senior Executive Vice President of Santander in the U.S. and CFO and Controller of Sovereign Bank and Santander Holdings USA. Before that, he was the financial controller of Banco Santander Chile between 2006 and 2009. He also served for three years, between 2003 and 2006, as Financial Controller of the Consumer Finance Division in Madrid, Spain. Mr. Sabater also served as an internal auditor during his first ten years at the company. He has a degree in Economics and Business Administration from University College of Financial Studies at Universidad Complutense de Madrid and completed a Program in Executive Development at the Institute of Business and has completed various courses at institutions such as Babson College and Boston University.

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

Ricardo Bartel became the Manager of Technology and Operation in June 2015 after joining Santander Chile in October 2014 as Manager of Operational Services of the same division. Previously, he held various management positions in product and service companies such as Chief Financial Officer at Madeco, Logistics and Distribution Manager and Chief Financial Officer of CCU SA. and Chief Executive Officer of Empresas Relsa S.A. and Laboratorio Maver. Mr. Bartel has both a Civil Engineering degree and a Master of Business Administration from Universidad Católica de Chile. He is also a graduate of the Directive Management of Companies Program (PADE) of ESE Business School of Universidad de los Andes.

María Eugenia de la Fuente is the Director of Human Resources and Communications. Ms. de la Fuente has a commercial engineering degree from Universidad de Chile and a Master’s degree in tax planning from Universidad Adolfo Ibañez. She has more than 30 years of experience in strategic planning and human resource management for both private and public companies. From March 2010 to February 2013, she was the Undersecretary to the Chief of Staff for the first government of President Sebastian Piñera. From 2013 to 2015, she was Managing Director of Transparency and Client Services for Corpbanca and Chief Executive Officer of BZD Consultores. She assumed her current role at Santander-Chile in June 2015.

Sergio Avila is Director of Administration and Projects. He has been part of Grupo Santander since 1996, having led the teams of Investment Funds, Structured Financing, Personal Banking, Personal Products, Company Products and Retail Risks, Costs and Suppliers. Mr. Avila has a Civil Engineering degree with specialization in Electricity and a Master of Science in Civil Engineering from Universidad Católica de Chile.

Claudia Heimpell became Director of Clients’ and Service Quality of Santander Chile in November 2022. She has held various positions within the organization, including Select and High Income Segment Manager, Medium and Massive Income Manager, Commercial Assistant Manager in the Mortgage Area, and Marketing and Complementary Channels Manager at Banefe. Between 2018 and 2022 she was at Scotiabank, where she was responsible for the Retail, Data Analytics and VP of Distribution segments. Ms. Heimpell has a degree in Business from Finis Terrae University, an AMP from Universidad de los Andes and IESE Business School-Universidad de Navarra and holds a Diploma in Strategic Leadership from the Pontificia Universidad Católica de Chile.

Cristian Florence is our General Counsel, a position he has held since September 2012. Prior to that he served as Chief Lawyer at Santander-Chile. Mr. Florence joined Santander-Chile in 2002 when Santander-Chile merged with Banco Santiago. He started working in the banking industry in 1991, when he joined Centrobanco, a predecessor of Banco O’Higgins and Banco Santiago serving at several positions in the law departments. Mr. Florence is also a Director of Zurich Santander Seguros Generales Chile S.A., Zurich Santander Seguros de Vida Chile S.A. and Santander Asset Management S.A. Administradora General de Fondos. He has a degree in Law from Universidad Gabriela Mistral and a Master of Laws (LLM) from the same university and is a professor of Civil Law.

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

Jorge Valencia became the Director of Wealth Management and Insurance (WM&I) of Banco Santander in November 2021. He joined the group in 2016 at SCIB as head of Global Markets and later he was in charge of Banking and Corporate Finance. During his more than 25-year career, he has held various positions of responsibility at JPMorgan, Platinum Grove Asset Management, RBS and AFP Habitat. Mr. Valencia is an Economist from the Pontificia Universidad Católica de Chile and a Master of Arts in Corporate Communications from Universidad Adolfo Ibáñez.

Jonathan Covarrubias was named Chief Accounting Officer of Santander-Chile in May 2019. He has over 21 years of experience in the banking industry, having started at Santander Chile in 2001. Previously, he has held managerial positions related to the Consolidation and Reporting Departments, overseeing our Chilean, U.S. and Spanish GAAP reporting requirements. Mr. Covarrubias is a public accountant from Universidad de Santiago. He has a Master in Business Administration (MBA) from Pontificia Universidad Católica de Chile and a Masters in International Business Management from Universidad de Zaragoza. He is also certified by the Comité de Acreditación de Conocimientos en el Mercado de Valores (CAMV) in Chile.

Claudia Cisternas was named Manager of the Office of Business Transformation and Strategic Projects. She joined Santander Chile in 2020, as head of the Tax Management and Control Team, with a focus on team transformation. Previously she worked as Senior Manager of Transaction Services at a major global accounting firm. Claudia is a public accountant from University of Santiago with a Master in Tax Planning and Management from Adolfo Ibañez University.

B. Compensation

For the year ended December 31, 2022, the aggregate amount of compensation paid by us to all of our directors, executive officers and management members was Ch$40,650 million (U.S.$47.8 million). For the year ended December 31, 2022, the aggregate amount of compensation paid by us to all of our directors was Ch$1,764 million (U.S.$2.1 million), in monthly stipends. At our annual shareholder meeting held on April 27, 2022, shareholders agreed to maintain the remunerations approved in the previous shareholders’ meeting in 2021. In addition, a monthly stipend per director of UF 250 (U.S.$10,212), UF 500 (U.S.$20,425) for the Chairman of the Board and UF 375 (U.S.$15,319) for the Vice-Chairman’s of the Board was set. This amount will be increased by UF 30 per month (U.S.$1,225) if a Board member is named to one or more committees of the Board. The additional amount will be UF 60 (U.S.$2,451) for the President of a committee and UF 15 (U.S.$613) for the Vice-President of one or more committees. In the case of the Integral Risk Committee, which holds sessions twice a month, the remuneration received by a regular board member is UF 15 (U.S.$613) per session with the President of this committee receiving 30 UF (U.S.$1,225) per session. Remuneration will be limited to two sessions per month, even if more sessions are held. Shareholders also approved the Audit Committee remuneration for its members. The remuneration received by a regular board member is UF 115 (U.S.$4,698) with the President of this committee receiving 230 UF (U.S.$9,395). This remuneration is in line with Chilean corporate governance law. In addition, we can pay certain directors professional service fees for the consulting services that they render to us in their fields of expertise. For the year ended December 31, 2022, we did not make any such payments to our directors.

Santander-Chile and its affiliates have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis.

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period. For the years ended December 31, 2022, 2021 and 2020, share-based compensation amounted to Ch$(1,169) million, Ch$(315) million and Ch$(1,589) million.

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

If the working relationship between the executive and the company ends, before she fulfills the abovementioned requirements, she will have no rights under this benefit plan. In the event of the executive’s death or total or partial disability, the executive or her family will be entitled to receive this benefit. The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company. Plan Assets owned by the Bank at the end of 2022 totaled Ch$6,819 million, (Ch$7,200 million in 2021). The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

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

Actuarial hypothesis assumptions

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment 2022	Plans post-employment 2021

Mortality chart	RV-2014	RV-2014
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Assets related to the pension fund contributed by the Bank into the Seguros Euroamerica insurance company with respect to defined benefit plans are presented as net of associated commitments. Activity for post-employment benefits is as follows:

	As of December 31,
	2022	2021
	(in millions of Ch$)
Plan assets	6,819	7,200
Commitments for defined-benefit plans:
For active personnel	(6,277)	(6,678)
Incurred by inactive personnel	—	—
Minus:
Unrealized actuarial (gain) losses	—	—
Balances at year end	542	523

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2022	2021	2020
	(in millions of Ch$)
a) Fair value of plan assets
Opening balance	7,127	8,224	7,195
Expected yield of insurance contracts	211	640	3,985
Employer contributions	337	995	870
Benefits paid	(856)	(2,659)	(226)
Fair value of plan assets at year end	6,819	7,200	8,224
b) Present value of obligations
Opening balance	356	(7,551)	(6,525)
Service cost	—	873	(1,026)
Present value of obligations at year end	(6,277)	(6,678)	(7,551)
Net balance at year end	542	523	673

Plan expected profit:

	As of December 31,
	2022	2021	2020
Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2022	2021	2020
	(in millions of Ch$)
Current period service expenses	356	(873)	1,026
Expected yield from plan’s assets	211	(640)	(385)
Total	567	(1,513)	641

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

This Committee includes seven Board members. This committee also includes the Chief Executive Officer, the Director of Risk and other senior level executives from the risk and commercial side of our business. The Board members of this committee are:

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
ROE – COE
RORAC – COE

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

D. Employees

As of December 31, 2022, on a consolidated basis, we had 9,389 employees: 8,846 of whom were bank employees, 487 of which were employees of our subsidiaries and 56 of which were employees of entities controlled by the Bank through other considerations. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 6,777 or 72.2% were unionized. In February 2021, a new collective bargaining agreement was signed with the main unions ahead of schedule, which became effective as of September 1, 2021 and which expires on December 31, 2024. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2022
Executives	353
Supervisors	1,025
Professionals	5,672
Administrative	2,339
Total	9,389

E. Share Ownership

No director or executive officer owns more than 1% of the shares of Santander-Chile as of December 31, 2022. Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities of Santander-Chile to them. In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. See “Item 6—Directors, Senior Management and Employees—Compensation” for more details.

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

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2022, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchange and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at December 31, 2022 on the Chilean Stock Exchange was Ch$6,388,324 million and U.S.$7,462 million on the NYSE. At December 31, 2022, Santander-Chile had 11,140 holders of its ordinary shares registered in Chile, including The Bank of New York Mellon as Depositary (the “Depositary”) of Santander-Chile’s ADS Program. Other than the information disclosed in this section, there are no arrangements to the knowledge of Santander-Chile that can result in a change of control of Santander-Chile. As of December 31, 2022, there were a total of 23 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

	As of December 31,
	2022				2021				2020
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other
	(in millions of Ch$)				(in millions of Ch$)				(in millions of Ch$)
Loans and accounts receivable
Commercial loans	680,624	118	3,185	280	592,992	192	2,611	219	352,590	265	3,939	900
Mortgage loans	—	—	30,479	—	—	—	20,716	—	—	—	22,428	—
Consumer loans	—	—	6,540	—	—	—	6,562	—	—	—	6,131	—
Loans and accounts receivable	680,624	118	40,204	280	592,992	192	29,889	219	352,590	265	32,498	900

Allowance for loan losses	(2,213)	(8)	(164)	(10)	(2,586)	(30)	(138)	(6)	(1,138)	(9)	(137)	(14)
Net loans	678,411	100	40,040	270	590,406	162	29,751	213	351,452	256	32,361	886

Guarantees	—	—	—	—	2,039	—	25,545	117	3,323	—	27,203	442

Contingent loans
Personal guarantees	—	—	—	—	—	—	—	—	—	—	—	—
Letters of credit	19,162	—	—	—	13,848	—	—	—	3,447	—	—	93
Guarantees	30,422	—	—	—	538	—	—	—	811	—	—	—
Contingent loans	49,584	—	—	—	14,386	—	—	—	4,258	—	—	93

Allowance for contingent loans	(41)	—	—	—	(32)	—	—	—	(6)	—	—	—
Net contingent loans	49,543	—	—	—	14,354	—	—	—	4,252	—	—	93

Loans (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and (c) did not involve more than the normal collection risk.

Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

●	a bank may not extend to any person or legal entity (or group of related entities), directly or indirectly, unsecured loans in an amount that exceeds 5.0% of the bank’s regulatory capital, or secured loans in an amount that exceeds 25.0% of its regulatory capital. In the case of foreign export trade finance, this 5.0% ceiling is raised to: 10.0% for unsecured financing, 30.0% for secured financing. This ceiling is raised to 15.0% for loans granted to finance public works under the concessions system contemplated in the Decree with Force of Law 164 of 1991, of the Ministry of Public Works, provided that either the loan is secured on the concession, or the loan is granted as part of a loan syndication;

●	a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;

●	a bank may not extend loans to another bank in an aggregate amount exceeding 30.0% of its regulatory capital;

●	a bank may not directly or indirectly grant a loan, the purpose of which is to allow the borrower to acquire shares in the lending bank;

●	a bank may not lend, directly or indirectly, to a Director or any other person who has the power to act on behalf of the bank, or to certain related parties; and

●	a bank may not grant loans to individuals or legal entities involved in the ownership or management of the bank, whether directly or indirectly (including holders of 1.0% or more of its shares), on more favorable terms than those generally offered to non-related parties. Loans may not be extended to senior executives and to companies in which such individuals have a participation of 5.0% or more of the equity or net earnings in such companies. The aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

We are not aware of any loans to any related parties exceeding the above lending limits.

The table below shows all other assets and liabilities with related parties:

	As of December 31,
	2022				2021				2020
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)
Assets
Cash and deposits in banks	280,364	—	—	—	1,069,468	—	—	—	703,069	—	—	—
Financial assets at FVTPL							—	—
Financial derivative contracts	1,190,683	386,494	—	—	1,164,660	298,997	—	—	978,696	186,038	33	7
Other assets	676,850	287,053	—	—	1,042,852	437,227	—	—	445,609	412,277	—	—

Liabilities
Financial liabilities at FVTPL
Financial derivative contracts	1.695.284	326.149	—	—	2,083,795	224,247	—	—	1,137,502	354,108	—	—
Financial liabilities at amortized cost
Deposits and other demand liabilities	73,193	—	4,398	833	16,190	2,486	4,760	1,003	17,118	4,484	5,997	3,242
Time deposits and other time liabilities	10,376	—	9,442	1,102	900,830	1,677	3,066	948	1,409,404	100	4,706	864
Obligations under repurchase agreements	64,547	—	—	18,135	57,771	—	181	5,807	961,718	—	101	—
Interbank borrowing	224,798	—	—	—	640,860	—	—	—	544,291	—	—	—
Issued debt instruments	1,001,310	—	—	—	584,244	592,468	—	—	349,002	—	—	—
Other financial liabilities	267,130	325,070	—	—	—	—	—	—	—	—	—	—
Other liabilities	73,193	—	4,398	833	16,259	233,630	—	—	1,210	4,484	5,997	3,242

Other transactions with related parties

During the years ended December 31, 2022, 2021 and 2020, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	As of December 31,
	2022				2021				2020
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)
Interest income and inflation-indexation adjustments	(44,196)	(13)	4,198	79	(24,428)	51	1,905	9	(30,586)	21	1,202	10
Fee and commission income and expenses	157,236	86,581	261	15	134,404	25,445	202	11	34,147	22,596	152	24
Net income (expense) from financial operations and net foreign exchange gain (loss)(1)	(690,780)	(47,993)	(217)	27	(751,605)	187,300	—	—	(390,737)	240,565	—	—
Other operating income and expenses	1,311	(619)	—	—	552	(525)	—	—	—	(522)	—	—
Key personnel compensation and expenses	—	—	(32,739)	—	—	—	(36,579)	—	—	—	(31,961)	—
Administrative and other expenses	(78,435)	(82,771)	—	—	(66,895)	(54,953)	—	—	(45,478)	(16,763)	—	—
Total	(654,864)	(44,815)	(28,497)	121	(707,972)	157,318	(34,472)	20	(432,654)	245,897	(30,607)	34

(1)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Only transactions with related parties equal to or greater than UF5,000 (Ch$176 million) are included individually in the table above. Transactions with related parties between UF1,000 (Ch$35 million) and up to UF5,000 are included in other transactions with related parties. All transactions were conducted at arm’s length.

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

Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of the date of the Audited Consolidated Financial Statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2022, the Bank has provisions for these legal actions of Ch$5,533 million (Ch$3,035 million as of December 31, 2021), which are included in “Provisions” in the Audited Consolidated Statements of Financial Position as provisions for contingencies.

Dividends and dividend policy

Dividends

Under the current General Banking Law, a Chilean bank may not distribute provisory dividends. Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2022 dividend must be proposed and approved during the first four months of 2023. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

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

The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend (Ch$ millions) (1)	Dividend (U.S.$ millions) (2)	Per share (Ch$/share)(3)	Per ADS (U.S.$/ADS) (4)	% over earnings (5)	% over earnings (6)
2019	355,141	531.5	1.88	1.13	60	60
2020 (7)	331,256	430.8	1.76	0.91	60	54
2021	310,468	443.4	1.65	0.94	60	61
2022	464,977	548.60	2.47	1.16	60	55

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Dividend in U.S.$ million divided by the number of ADS, which was calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP. This is the payment ratio determined by shareholders.

(6)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under IFRS.

(7)	In 2020, shareholders of the Bank approved the distribution of 30% of the 2019 net income attributable to shareholders under Chilean Bank GAAP on April 30, 2020. This amounted to Ch$165,627 million (U.S.$198.0 million using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting) or Ch$0.88 per share (U.S.$ per ADR 0.49). In the Extraordinary Shareholders Meeting held on November 26, 2020, a further 30% of the 2019 earnings was approved.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Plan of Distribution

Not applicable

B. Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchange. Each ADS represents 400 shares of common stock. ADRs have been issued pursuant to the amended and restated deposit agreement dated as of August 4, 2015. As of December 31, 2022, 49,614,627 ADSs were outstanding equivalent to 19,845,850,871 shares of common stock or 10.53% of the total number of issued shares of common stock.

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

However, if the Foreign Holder is a resident of a country with which Chile has a tax treaty for the avoidance of double taxation (a “Double Tax Treaty”) in force, the Foreign Holder may be entitled to apply the entire CIT against WHT otherwise due. Moreover, if the Foreign Holder is a resident of a country with a signed Double Tax Treaty that has not entered into force as of January 1, 2020 (as in the case of the United States), the Foreign Holder would also be entitled to a 100% CIT credit, without reduction by any related fiscal debit, until December 31, 2026. If by such date the treaty has not entered into force, the Foreign Holder will be subject to the general rules, and hence entitled only to a net credit of 65% of the CIT as described above. In accordance with the above, upon the distribution of profits to Foreign Holders, a 35% WHT applies, and only 65% of the CIT is creditable against such WHT, with the remaining 35% being paid back to the Chilean Treasury; thus, the combined tax rate on profits earned in Chile amounts to 44.45%. However, if the Foreign Holder resides in a country with which Chile has a Double Tax Treaty in force, the full 27% CIT is creditable, resulting in combined tax rate of 35%.

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

Another relevant modification that was incorporated in the Modernization Tax Law relates to Foreign Holders that reside in a country with a signed Double Tax Treaty that has not entered into force as of January 1, 2020, (such as in the case of the United States). In such case, the Foreign Holders would be entitled to a 100% CIT credit, without deduction, until December 31, 2026. Before the Modernization Tax Law, this tax benefit was effective only until December 31, 2021.

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

Taxation of Distributions

Distributions paid on shares of our common stock or ADSs, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. Subject to applicable limitations, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders may be taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded. You should consult your tax advisers to determine whether favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at such favorable rates. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective rate (after credit for CIT) as described above under “—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Chilean Taxation— Taxation of Dividends.” The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations that may vary depending upon your circumstances, Chilean taxes withheld from cash dividends on shares of our common stock or ADSs, reduced by the credit for any CIT, as described above under “—Chilean Taxation—Taxation of Dividends,” might be creditable against your U.S. federal income tax liability. On December 28, 2021, new Treasury Regulations pertaining to foreign tax credits (the “Final Treasury Regulations”) were released that impose significant new limitations on the non-U.S. taxes (including withholding taxes) for which a foreign tax credit can be claimed. Corrections with respect to the Final Treasury Regulations were published on July 27, 2022. We have not determined whether these limitations will prevent a U.S. Holder from claiming a foreign tax credit with respect to any withholding tax imposed on dividends on ADRs or shares of our common stock. In any event, if the Proposed U.S.-Chile Treaty becomes effective, any Chilean income taxes withheld from dividends on shares or ADSs in excess of the rate provided by the treaty will not be creditable by a U.S. holder who is eligible for the benefits of the treaty. The rules governing foreign tax credits, including the Final Treasury Regulations, are complex and you should consult your tax advisers to determine whether they may limit your ability to make effective use of foreign tax credits. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of our common stock or ADSs generally will be capital gain or loss, and will be long-term capital gain or loss if you held the shares of our common stock or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the shares of our common stock or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If a Chilean tax is withheld on the sale or disposition of the shares of our common stock or ADSs, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Chilean tax. See “—Chilean Taxation—Taxation of Capital Gains” for a description of when a disposition may be subject to taxation by Chile. Such gain or loss generally will be U.S.-source gain or loss for foreign tax credit purposes. The Final Treasury Regulations generally will preclude you from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares or ADSs by a jurisdiction, such as Chile, that does not have in effect an applicable income tax treaty with the United States, although such taxes may be applied to reduce your amount realized on the disposition. Consequently, you may not be able to credit any Chilean tax imposed on the disposition of shares of our common stock or ADSs against your taxable income unless you have other foreign-source income in the appropriate foreign tax credit category. If the Proposed U.S.-Chile Treaty becomes effective, however, a U.S. holder who is eligible for the benefits of the treaty and whose gain from the sale of shares is not exempt from Chilean tax under such treaty may elect to treat disposition gain that is subject to Chilean tax as foreign-source gain and claim a credit in respect of the tax.

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (the “Proposed Regulations”), including those which are proposed to be effective for taxable years beginning after December 31, 1994 (and on which taxpayers may currently rely pending finalization), we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2022. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, and, if more recently proposed Treasury regulations are finalized in their current form, the location of activities that produce active banking income and the location of our customers, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held an ADS or a share of our common stock, certain adverse tax consequences could apply to you.

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

The Bank has defined default on the following basis:

●	Corporate: when exposure is more than 89 days past due, it has been restructured, it is in judicial collection, pulling effect defined as the entire outstanding amount on any loan which has an instalment 90 days or more past due.

●	Other: when exposure is more than 89 days past due, it has been restructured, it is in judicial collection, it has been written off, or has been identified as impaired by an internal risk committee.

An exposure will be considered as defaulted when the past-due amounts of an exposure exceed materiality thresholds for 89 or more consecutive days.

The Bank considers reasonable and supportable information that is available without undue cost or effort and that may affect the credit risk on a financial instrument, including forward looking information to determine a significant increase in credit risk since the initial recognition. Forward looking information includes past events, current conditions and forecasts or future economic conditions (macro-economic data). Credit risk assessment and forward-looking information (including macro-economic factors), includes quantitative and qualitative information based on the Bank’s classification policy:

a.	Adverse changes in the financial situation, such as a significant increase in debt levels.

b.	Significant drops in turnover or, in recurring cash flows.

c.	Significant narrowing of operating margins or recurring income.

d.	Significant adverse changes in credit risk cost, due to changes in this risk after initial recognition.

e.	Other changes in the transaction’s credit risk that would impact on conditions being significantly different if the transaction were originated or reissued on the reference date.

f.	An actual or expected reduction of the integral credit rating of the operation (client’s integral rating) or decrease in the performance score.

g.	An actual or expected significant decrease in the price or external credit rating of the mail operation, as well as other external market indicators of the credit risk for similar operations with the same expected life.

The Bank will classify an operation as stage 2 when the past-due amounts of an exposure exceed materiality thresholds for 90 or more consecutive days.

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

The following table summarizes our net losses from operational risks in 2022 compared to 2021. In 2022, the 556.0% rise in the loss from fraud corresponds to new regulations enacted in 2020 that has resulted in an ongoing increase in the amount of costs we must cover for the fraudulent use of a client’s cards or passwords to access online banking services.

	As of December 31,		% Change
	2022	2021	2022/2021
	(Ch$ millions)
Net losses from operational risks
Fraud	6,409	977	556.0%
Labor related	6,704	3,215	108.5%
Client / product related	116	13	794.3%
Damage to fixed assets	221	228	(3.1%)
Business continuity / Systems	979	144	579.8%
Processing	2,815	8,251	(65.9%)
Total	17,245	12,828	34.4%

Governance

The risk management program contemplates that all relevant risk issues must be reported to the Board of Directors, the Integral Risk Committee and the Non-Financial Risk Committee.

Risk identification, measurement and assessment model

A series of quantitative and qualitative techniques and tools have been defined by the Bank to identify, measure and assess operational risk. The quantitative analysis of this risk assessment is carried out mainly with tools that record and quantify the level of potential losses associated with operational risk events. The qualitative analysis seeks to assess aspects of exposure and hedging (including the control environment). The most important operational risk tools used by Santander Chile are an internal events database, operational risk control self-assessment, analysis of operational risk scenarios, appetite of corporate and local indicators, and internal audit and regulatory recommendations, among others.

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

Cyber-security and data security plans

The Bank continuously monitors cyber-security risks and has implemented preventative measures to be prepared for any cyber-attack. Likewise, the internal cyber-security model based on best practices and international standards, is periodically evaluated for its maturity level. Through these evaluations, points of improvement have been identified and actions and remediations have been established and incorporated into our cybersecurity plans.

The Cybersecurity Framework defines the governance, roles, responsibilities, and policies on preventing and confronting cybercrime. The Chief of Cybersecurity or CISO (Chief Information Security Officer) has been defined as the officer responsible for cybersecurity, a function performed by the Manager of Technology and Operational Risk. Embedded in the Bank’s Technology and Operations division is the Cyber and Technology Risk Department, which is the front line of defense against cyber-security threats and data security. In addition, the Non-Financial Risk Department through the Cyber Risk (a specialized area) independently controls and supervises the Cyber Security Risk. In turn, there is a group of supervisory bodies that include the Cybersecurity Committee, the Non-Financial Risk Committee, the Chief Executive Officer’s Management Committee, and the Board’s Integral Risk Committee. We also coordinate with Santander Spain’s headquarters and units in other countries regarding strategy, best practices, and experience-sharing.

All this architecture has been created with the aim of identifying cyber risks, the development of a culture and education in cybersecurity, the creation of cyber scenarios to anticipate potential threats, and the fulfillment of the regulatory framework set by the authorities.

During 2022, plans have been executed that have allowed us to reach advanced levels of maturity in Cybersecurity that have been reflected in our metrics: Holistic, independent benchmarks, ethical phishing, coverage of defensive controls, ransomware and DLP controls, among others. The main initiatives considered in 2022 were the following:

1.	Cyber security Governance: there is adequate governance and cybersecurity risk management. The function of 2LoD cyber risks has been improved, strengthening its internal processes and challenge activities on 1LoD.

2.	PCI Certification: the PCI-DSS 2021 – 2022 recertification process has been successfully completed. This certification is a continuous process of improvement that requires annual re-certifications.

3.	Security Configuration and patch management: actions have been carried out to implement and comply with the hardening guidelines, achieving compliance with the required thresholds. Additionally, we increased the efforts of technical teams to accelerate security patch management and metrics have been regularized.

4.	Cyber security test, identification, and management of vulnerabilities: we continued to advance strongly in the government and the management of vulnerabilities, including servers, workstations, and network devices. Scans (Ethical Hacking) have been carried out on the entire inventory of IFAs (assets exposed to the internet) allowing proactive identification and management vulnerabilities. Permanent monitoring of vulnerability management is maintained in the personal and business banking portals.

5.	Identity and Access Management (IAM): we continue to expand the integration of our Identity access management to include all critical applications existing in the Bank’s landscape, including the corresponding functional segregation exercises and automated recertification processes and the development of a new module to monitor the actions of the high-privilege users on the applications. In the field of high-privilege users (IT administrators), we continue to strengthen the governance of our PAM (Privileged Access Management) platform for server and database administrators.

6.	Data Protection: we concluded the implementation of a complete Data Loss Prevention (DLP) platform and all DLP control domain are implemented over the thresholds defined increasing the organization’s sensitive data protection capabilities.

7.	Network Segregation: segmentation projects have been carried out in means of payment services (PCI DSS), the ATM network (money dispensing machines and self-service) and backup systems. Improvement has been made in the segmentation of Swift network.

8.	Cloud Security: we made continue our progress on the governance of our advanced compliance and security monitoring systems for our cloud environments.

9.	Fraud prevention: during 2022 we implemented new real-time reaction capabilities to better face new fraud methods, both for electronic transactions and cards.

10.	3rd Party Management: we have worked together with our main suppliers to strengthen their cybersecurity management.

11.	IT Obsolescence: we continued with our initiatives to reduce obsolescence at the level of workstations, servers, applications, software components, communication devices, etc.

12.	Ongoing training: we increased the complexity with advanced ethical phishing scenarios with a good result in the last 3 quarters of 2022. During the year we continuously carry out mandatory training to stepping up the level of awareness about cyber risks.

During 2022, the Bank did not face material losses due to cybersecurity breaches. However, even though we have thorough cybersecurity practices and governance in place, we cannot assure that in the future a material event will not occur, nonetheless we are better prepared due ours constantly efforts.

Business Continuity Management: Ensuring the realization of critical process during contingencies

The Bank has a Business Continuity Management System, which covers the entire organization in order to ensure the execution of the activities that may cause significant negative impacts (operational, reputation, consumer services, legal and operational losses) to the organization. The Non-financial Risk Department, through the IT Risk Department (BCM specialized area, as part of the second line of defense), leads the control and implementation of the model and policies defining the roles and responsibilities of each line of defense, where the first line of defense has a main role that involves the identification of their process, the business impact analysis of each risk according to the methodology, the preparation of business continuity plans and strategies to respond to each contingency scenario and ensure the realization of the critical processes, the testing and continuous updating of the information to secure the resources needed (at least annually).

The Bank is constantly facing different types of contingencies (mainly natural disasters, pandemics, social movements, protests, among others), which has proven to be effective in order to maintain, social movements, protests, among others), which has proven to be effective in order to maintain and ensure the business continuity of the organization. We are constantly detecting new opportunities to improve the current mitigation actions and contingency plans allowing the critical departments to recover after the events that may occur in the future.

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

4. Market Risk: Quantitative Disclosure

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$35,110.98 at December 31, 2022, Ch$30,991.74 at December 31, 2021 and Ch$29,070.33 at December 31, 2020. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the annual variation of the UF was 13.3% in 2022, 6.6% in 2021 and 2.7% in 2020. There can be no assurance that Chilean inflation will not change significantly from the current level.

Due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are significantly less features in deposits and other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

●	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest-bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest-bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities.

●	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates or inflation. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. The loss from the swaps taken in order to hedge mainly for inflation and interest rate risk and included in net interest income totaled a loss of Ch$680,403 million in 2022 compared to a gain of Ch$449,122 in 2021 and loss of Ch$15,461 million in 2020. This larger loss in 2022 was mainly due to higher short-term interest rates. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$5,028,171 million in 2022, Ch$6,252,221 million in 2021 and Ch$6,173,541 million in 2020. Therefore, our sensitivity to a 100-basis point shift in UF inflation considering our year end gap would be approximately Ch$50.3 billion

●	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was Ch$1,015,855 million in 2022, Ch$410,249 million in 2021 and Ch$173,668 million in 2020. The 147.6% increase in these results was due to the higher UF inflation rate and a larger UF gap in 2022 compared to 2021.

	As of December 31,			% Change
	2022	2021	2020	2022/2021	2021/2020
	(in millions of Ch$)
Impact of inflation on net interest income
Results from UF GAP(1)	1,015,855	410,249	173,668	147.6%	136.2%
Annual UF inflation	13.3%	6.6%	2.7%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Our Financial Management Division usually seeks to maintain liabilities with an average duration that is shorter than that of our assets, including through the use of derivatives, in order to hedge against sudden or rapid falls in the inflation rate, which in general triggers a reduction in short-term rates. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation—Peso-denominated assets and liabilities.” An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest-bearing liabilities. A flattening of the yield curve, i.e. long-term rates falling quicker than short-term rates, negatively affects our margins by lowering loan yields at a greater pace than deposits costs. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

We also maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are non-interest bearing and are not indexed to inflation the higher percentage of our funding that comes from this source positively impacts our net interest margin as interest rates or inflation rises and vice-versa. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 32.0%, 38.9% and 33.5% for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2022	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	(in millions of Ch$)
Financial assets
Cash and deposits in banks	1,982,942	—	—	—	—	—	—	1,982,942
Cash items in process of collection	843,816	—	—	—	—	—	—	843,816
Financial assets for trading at FVTPL
Financial derivative contracts and hedge contracts (1)	—	734,755	570,803	1,499,473	3,396,062	2,026,248	3,923,381	12,150,722
Debt financial instruments	—	1	114,165	70	3,880	23,277	12,653	154,046
Financial assets at FVOCI
Debt financial instrument	—	2,617,251	744,182	68,973	2,167	559,210	1,888,950	5,880,733
Other financial instruments	—	—	—	—	70,668	66,478	5,160	142,306
Financial assets at amortized cost (2)
Debt financial instruments	—	—	96,326	—	2,545,919	2,225,346	—	4,867,591
Interbank loans	—	32,991	—	—	—	—	—	32,991
Loans and account receivable from customers	713,513	3,402,788	2,980,575	5,158,378	7,943,135	4,431,396	14,066,625	38,696,410
Guarantee deposits (margin accounts)	2,442,325	—	—	—	—	—	—	2,442,325
Total financial assets	5,982,596	6,787,786	4,506,051	6,726,894	13,961,831	9,331,955	19,896,769	67,193,882

Financial liabilities
Cash items in process of being cleared	746,872	—	—	—	—	—	—	746,872
Financial liabilities for trading at FVTPL
Financial derivative contracts and hedge contracts (1)	—	67,236	151,948	2,541,236	4,686,662	2,415,134	4,245,898	14,108,114
Financial liabilities at amortized cost
Deposits and other demand liabilities	14,086,226	—	—	—	—	—	—	14,086,226
Time deposits and other time liabilities	234,170	12,712,880	5,806	—	25,934	—	—	12,978,790
Obligations under repurchase agreements	—	211,730	103,516	109	—	—	—	315,355
Interbank borrowings	24,667	149,482	818,030	2,252,305	5,620,281	—	—	8,864,765
Issued debt instruments (3)	—	296,206	204,084	584,517	2,809,573	1,915,970	3,681,824	8,899,762
Other financial liabilities	—	292,756	—	—	142	97	—	292,995
Lease liabilities	—	—	—	25,902	46,955	32,784	31,448	137,089
Guarantees received (margin accounts)	1,017,968	—	—	—	—	—	—	1,017,968
Total financial liabilities	16,109,903	13,137,878	1,283,384	5,404,069	13,189,547	4,363,985	7,959,170	61,447,936

(1)	Includes derivative contract for trading purposes and hedge derivatives contracts.
(2)	Debt financial instruments, Interbank loans and loans and account receivable from customer are presented on a gross basis, the related allowances are Ch$894 million, Ch$1 million and Ch$1,153,266 million, respectively.
(3)	Includes Subordinated bond for Ch$1,733,869 million, which is presented as Regulatory capital financial instruments.

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2022, 2021 and 2020, in each case together with the related average nominal interest rates paid thereon.

	2022			2021			2020
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate

Interest-bearing liabilities
Savings accounts	198,478	0.3%	11.3%	177,779	0.3%	5.9%	138,671	0.3%	2.5%
Time deposits	14,114,807	20.8%	5.8%	13,174,290	22.8%	0.8%	14,248,478	25.5%	1.2%
Central Bank borrowings	5,441,584	8.0%	0.0%	5,546,895	9.6%	0.0%	2,881,600	5.2%	0.0%
Repurchase agreements	450,632	0.7%	3.7%	125,439	0.2%	0.8%	243,280	0.4%	0.8%
Mortgage finance bonds	5,058	0.0%	17.3%	9,105	0.0%	10.9%	14,580	0.0%	7.6%
Commercial paper	298,142	0.4%	2.4%	277,666	0.5%	0.3%	394,017	0.7%	1.7%
Other interest bearing liabilities	12,105,458	17.8%	13.6%	9,781,372	16.9%	9.8%	10,808,618	19.4%	4.3%
Subtotal interest-bearing liabilities	32,614,159	48.1%	7.7%	29,102,186	50.3%	3.8%	28,729,244	51.5%	2.2%

Non-liabilities
Non-interest bearing deposits	12,844,814	18.9%		14,035,242	24.3%		10,403,347	18.6%
Derivatives	12,773,821	18.8%		7,666,801	13.3%		9,793,162	17.5%
Other non-interest bearing liabilities	6,079,681	9.0%		3,000,598	5.2%		3,171,540	5.7%
Shareholders’ equity	3,524,063	5.2%		4,062,407	7.0%		3,734,243	6.7%
Subtotal non-interest bearing liabilities and equity	35,222,379	51.9%		28,765,048	49.7%		27,102,291	48.5%
Total liabilities	67,836,539	100.0%		57,867,233	100.0%		55,831,535	100.0%

Foreign exchange fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The year-end exchange rate appreciated 0.5% in 2022, depreciated 19.9% in 2021.

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

In general, the Bank is not permitted, due to guidelines set by the ALCO and the Market Committee, to open a meaningful gap in foreign currency. Any significant difference between the spot asset position and the spot liability position in foreign currency is usually hedged using forwards and cross-currency swaps. Any remaining foreign currency risk is included as part of the trading portfolio We set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position, which is equivalent to the maximum differential allowed between assets and liabilities in foreign currencies, including hedging of this gap. The limit on the size of the net foreign currency position is determined by the Market Committee and is calculated and monitored by the Market Risk Department. At December 31, 2022, this was equal to U.S.$350 million. This limit in various other currencies is as follows:

Currency	Limit
(in millions of U.S.$)
U.S. dollars	350
Euros	110
Yen	27
British pound	20
Mexican peso	30
Brazilian real	30
Colombian peso	30
Peruvian Sol	20
Other European currencies	30
Other Latin American currencies	30
Other currencies	47.5
Total Limit	350

Foreign currency risk included in the trading portfolio is also measured and controlled using VaR. The average VAR of our foreign currency position was U.S.$1.1 million in 2022. The translation gains or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

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

Liquidity Measures Implemented by the Central Bank of Chile as a Result of the COVID-19 Pandemic

In response to the COVID-19 pandemic, the Central Bank has made two lines of credit available to banks to reinforce their liquidity, amounting to a total of U.S.$24 billion for the whole banking system. These lines of credit bear interest at the Central Bank’s monetary policy rate (MPR), which was 4.0% as of December 31, 2021 and 11.25% as of December 31, 2022. Pursuant to these lines of credit, a bank may borrow up to 3% of the aggregate amount of its consumer and commercial loan portfolios as of February 29, 2020 and may borrow up to an additional 12% if it uses the funds to provide loans to companies and individuals. The first line of credit is a facility available conditionally on loan growth (the “FCIC”) to ensure that banks continue to finance households and businesses in Chile. Loans provided under this line of credit may have maturities of up to four years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. Loans provided under the second line of credit, the LCL, are unsecured and may have maturities of up to 2 years. In addition, borrowings by a bank under the LCL are limited to the aggregate amount of the liquidity reserve requirements of such bank. Ultimately, these lines of credit are intended to ensure banks have ample liquidity to enable them to continue financing Small to Mid-size Enterprises (“SMEs”) and Middle-market companies. As of December 31, 2022, we had borrowed Ch$5,584,084 million from the FCIC or 8.9% of our total liabilities and had no outstanding LCL loans. We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring higher funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

Liquidity risk management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated. The ALCO now uses as its liquidity portfolio those defined by the FMC and the Central Bank, which are in line with those established in BIS III. As of December 31, 2022, and 2021, the breakdown of the Bank’s liquid assets by levels was the following:

	December 31, 2022	December 31, 2021
	(Ch$ million)
Balance as of:
Cash and cash equivalent	1,453,265	1,106,152
Level 1 liquid assets (1)	5,424,452	1,223,824
Level 2 liquid assets (2)	8,066	9,792
Total liquid assets	6,885,783	2,339,768

(1)	Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by States, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserves in the Central Bank are not included.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Central Bank’s repo window.

	December 31, 2022	December 31, 2021
	(Ch$ million)	(Ch$ million)
Average balance as of:
Cash and cash equivalent	1,237,652	1,047,936
Level 1 liquid assets (1)	3,957,449	1,514,748
Level 2 liquid assets (2)	8,785	10,961
Total liquid assets	5,203,887	2,573,644

(1)	Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by States, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserve in the Central Bank are not included.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ in accordance with international rating agencies and mortgage bonds issued by Chilean banks that are acceptable at the Central Bank’s repo window.

The Central Bank and our ALCO also requires us to comply with the following liquidity limits:

●	Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. As of April 2019, Chilean banks began reporting their local LCR figures with a minimum level of 60% in 2020, 80% in 2021 and 100% in 2022. As of December 31, 2022, this indicator for Banco Santander Chile was 175%.

●	Net Stable Funding Ratio (NSFR) which measures a bank’s stable funding sources over required stable needs. Beginning in 2022, Chilean banks must have a minimum NSFR ratio of 60% with a gradual phase-in which will reach 100% by 2026. As of December 31, 2022, this indicator for Banco Santander Chile was 116% in compliance with the standard set for 2022.

●	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2022, the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 239%, thus resulting in our compliance.

●	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2022 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 52%, thus resulting in our compliance.

●	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2022 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) two times our capital and reserves was 138%, thus resulting in our compliance.

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

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2022, 2021 and 2020, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

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

We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. Also, a maximum VaR limit was established that can be applied over the trading portfolio. The average VaR as of December 31, 2022 was U.S.$4.41 million, which is below the total limit. The high, low, and average levels for each component and each year below were as follows:

Consolidated	2022	2021	2020
	(in millions of U.S.$)
VaR
High	6.23	3.43	12.82
Low	2.73	1.11	1.94
Average	4.41	1.96	4.45

Fixed-income investments	5.78
High	2.75	2.86	11.96
Low	4.20	1.12	1.50
Average	6.23	1.86	3.19

Variable-income investments
High	—	0.29	0.01
Low	—	—	—
Average	—	0.19	—

Foreign currency investments
High	4.82	2.33	6.47
Low	0.17	0.09	0.71
Average	1.14	0.77	2.85

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

In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

●	The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, also including certain credit risk and prepayment considerations that may affect the maturity of certain positions.

●	This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.

●	The model does not take into account the sensitivity of volumes which results from interest rate changes.

●	The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market Risk – Financial management portfolio – December 31, 2022, 2021 and 2020

	2022		2021		2020
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	33,550	95,710	32,865	84,864	100,000	329,275
High	23,982	57,176	31,233	80,097	66,504	302,263
Low	15,459	39,957	13,694	41,653	26,492	214,596
Average	21,366	49,580	24,018	62,916	45,380	255,070

Financial management portfolio – foreign currency (in millions of U.S.$)
Loss limit	38	43	37	35	32	53
High	10	33	9	32	19	47
Low	0	20	1	1	2	12
Average	3	26	4	18	5	33

Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	33,550	95,710	32,865	84,864	100,000	329,275
High	28,699	76,738	25,709	78,259	67,584	286,436
Low	16,515	66,098	12,854	56,857	25,111	210,706
Average	23,438	71,003	21,041	69,577	46,044	246,292

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2022. This information is sent to the FMC on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the Board of Directors. Our exposure to short-term interest rate risk plus inflation risk is set at 35% of net interest income plus fees sensitive to interest rates.

Regulatory market risk	As of December 31, 2022
(Ch$ million)
Market risk of the trading portfolio (ERM)
Exposure to interest rates of the trading portfolio	441,688
Exposure to currencies of the trading portfolio	1,535
Risk from foreign currency options	1,145
Total market risk from the trading portfolio	444,368
Risk weighted assets	5,554,604

Market risk of non-trading portfolio
Exposure to short term interest rates	193,895
Exposure to inflation risk	112,523
Exposure to long term interest rates	1,194,181
Total market risk of non-trading portfolio	1,500,599

Regulatory limit of exposure to short term interest rate risk and inflation risk
Exposure to short term interest rate risk	193,895
Exposure to inflation risk	112,523
Limit: 35% of (net income from interest and readjustments and net fees sensitive to interest rates)	530,199
Disposable margin	42.21%

Regulatory limit of exposure to long term interest rate risk
Exposure to long term interest rate risk	1,194,181
35% of regulatory capital	2,365,666
Disposable margin	49.52%

During 2022, the FMC issued a new regulation on the measurement and control of interest rate risk of the banking book and inflation risk, which will come into force in April 2023. According to such new regulation, the short-term exposure to interest rate risk and inflation risk as a percentage of net interest and readjustment income and net fee income sensitive to interest rates, accumulated in the last 12 months, should not exceed a limit established by the Bank’s Board. Furthermore, long term exposure to interest rates for the banking book as a percentage of regulatory capital should not exceed a limit established by the Bank’s Board. Nonetheless, the FMC can lower limits at their discretion as part of its supervisory authority over the risk management of the Bank.

Derivative activities

At December 31, 2022, 2021, 2020, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. Notional amounts are not recorded on the balance sheet. Banks must mark-to-market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The FMC recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

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

In order to reduce the credit risk in its derivative contracts, the Bank has entered into Credit Support Annex (CSA) agreements with the majority of its counterparties, which include obligations to post daily cash collateral. The majority of the agreements include an obligation to post collateral with a threshold amount of zero. In the table below we identify those contracts with CSA and breakdown the fair value of our derivative portfolio by collateral threshold requirements for 2022 and 2021.

	Fair value of derivative contracts
	2022		2021
	Assets	Liabilities	Assets	Liabilities
Derivative contracts with zero threshold collateral amount in CSA	8,177,074	9,588,768	8,696,994	9,280,079
Derivative contracts with threshold collateral amounts in CSA that are greater than zero	440,091	536,318	1,124,413	906,479
Derivative contracts without CSA agreements	3,533,557	3,983,028	302,200	684,683
Total	12,150,722	14,108,114	10,123,607	10,871,241

We classify some of our derivative financial instruments as being financial assets held for trading, due to the guidelines from the FMC. We enter into derivative contracts with some clients who seek hedging instruments. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We also use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. The Bank uses derivatives, mainly Ch$/UF swaps, in order to cover its exposure to inflation due to a higher amount of assets linked to inflation as compared to liabilities. Such derivatives are accounted for as cash flow hedges. Our Financial Management Division usually seeks to maintain liabilities with an average duration that is shorter than that of our assets, including through the use of derivatives, in order to hedge against sudden or rapid falls in the inflation rate, which in general triggers a reduction in short-term rates. To maintain this position, the Bank enters into interest rate swaps that are accounted for as fair value hedges. We had the following derivative financial instruments portfolio as of December 31, 2022, 2021 and 2020:

	Derivative financial instruments portfolio
	As of December 31, 2022
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	654,403	722,845	9,637,807	213,478	1,166,339
Cross currency swaps	791,818	1,512,048	5,813,035	75,848	333,097
Subtotal	1,446,221	2,234,893	15,450,842	289,326	1,499,436

Cash Flow hedge derivative instruments
Currency forwards	2,016,430	554,696	—	823	35,332
Cross currency swaps	1,418,236	2,019,072	11,042,590	187,613	1,254,026
Subtotal	3,434,666	2,573,768	11,042,590	188,436	1,289,358

Derivative instruments for trading
Currency forwards	16,899,371	9,828,036	7,924,973	1,669,807	1,818,024
Interest rate swaps	14,379,949	26,246,111	52,887,046	4,283,817	3,935,401
Cross currency swaps	2,833,905	5,398,185	52,797,664	5,708,306	5,561,634
Call currency options	180,001	24,744	—	1,429	2,794
Put currency options	311,412	7,816	—	9,601	1,467
Subtotal	34,604,638	41,504,892	113,609,683	11,672,960	11,319,320
Total	39,485,525	46,313,553	140,103,115	12,150,722	14,108,114

	Derivative financial instruments portfolio
	As of December 31, 2021
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
			(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	210,000	87,817	8,505,400	22,933	587,702
Cross currency swaps	338,475	3,056,063	5,026,463	493,175	118,199
Subtotal	548,475	3,143,880	13,531,863	516,108	705,901

Cash Flow hedge derivative instruments
Currency forwards	359,062	920,278	—	3,497	1,590
Cross currency swaps	456,684	1,033,671	11,469,640	109,531	656,719
Subtotal	815,746	1,953,949	11,469,640	113,028	658,309

Derivative instruments for trading
Currency forwards	20,194,866	12,383,299	11,511,386	1,088,194	1,199,062
Interest rate swaps	13,982,685	25,156,483	104,333,279	3,009,922	2,997,634
Cross currency swaps	4,920,123	14,514,848	164,061,282	5,392,946	5,308,260
Call currency options	37,321	45,852	427	3,232	1,137
Put currency options	35,482	174,910	—	177	892
Subtotal	39,170,477	52,275,392	280,410,374	9,494,471	9,507,031
Total	40,534,698	57,373,221	305,411,877	10,123,607	10,871,241

	Derivative financial instruments portfolio
	As of December 31, 2020
	Notional amounts			Fair Value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
			(Ch$ million)
Fair value hedge derivative instruments
Interest rate swaps	50,000	410,687	5,064,113	33,816	83,666
Cross currency swaps	317,400	601,987	5,634,700	294,562	178,529
Subtotal	367,400	1,012,674	10,698,813	328,378	262,195

Cash Flow hedge derivative instruments
Currency forwards	2,121,326	503,280	601,582	2,985	3,556
Cross currency swaps	424,358	498,373	9,777,491	35,902	183,386
Subtotal	2,545,684	1,001,653	10,379,073	38,887	186,942

Derivative instruments for trading
Currency forwards	22,729,787	12,175,074	8,215,576	1,085,327	1,158,904
Interest rate swaps	14,006,503	22,118,742	97,803,009	3,651,651	3,588,912
Cross currency swaps	6,719,065	15,138,056	138,352,345	3,921,440	3,819,446
Call currency options	129,339	31,641	57,581	1,527	909
Put currency options	112,145	16,173	58,276	4,875	1,352
Subtotal	43,696,839	49,479,686	244,486,787	8,664,820	8,569,523
Total	46,609,923	51,494,013	265,564,673	9,032,085	9,018,660

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

In 2022, the Depositary made direct payments and reimbursements to us in the gross amount of U.S.$1,459,435.59 for expenses related to investor relations of which 29% was withheld for tax purposes in the U.S.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2022, the Bank, under the supervision and with the participation of the Bank’s management, including its Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, as of December 31, 2022, the Bank’s Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer concluded that the Bank’s disclosure controls and procedures were effective in ensuring that information relating to the Bank, including its consolidated subsidiaries, required to be disclosed in the reports it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the Bank’s management, including its Disclosure Committee and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

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

Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Our internal control over financial reporting as of December 31, 2022 has been audited by an independent registered public accounting firm, as stated in its report, which is referenced below.

Report of Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, independent registered public accounting firm, dated February 22, 2022, on the effectiveness of our internal control over financial reporting as of December 31, 2022, see page F-3 of our Audited Consolidated Financial Statements.

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

ITEM 16B. CODE OF ETHICS

The Bank has adopted a code of ethics that is applicable to all of the Bank’s employees and a copy is included as an exhibit hereto. We will provide to any person without charge, upon request, a copy of our code of ethics. Please email irelations@santander.cl to request a copy. Our code of ethics is available on our website, which does not form part of this Annual Report on Form 20-F, at www.santander.cl under the heading “Información Corporativa.”

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts paid to the auditors for statutory audit and other services were as follows:

	2022	2021
	(in millions of Ch$)
Audit Fees
Statutory audit	808	621
Audit-related regulatory reporting	396	352
Other audit-related fees	23	368
Tax Fees
Compliance	—	—
Advisory Services	—	—
Total	1,227	1,341

Statutory audit: Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements that are provided by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada (PCAOB ID: 1364) in 2021 and 2020 in connection with statutory and regulatory filings or engagements, and attest services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2022, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

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

ITEM 19. EXHIBITS

a) Index to Financial Statements

b) Index to Exhibits

Exhibit Number	Description
1A.1	Restated Articles of Incorporation of Santander-Chile (Spanish Version) (incorporated by reference to exhibit 3(a) to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 9, 2002).
1A.2	Restated Articles of Incorporation of Santander-Chile (English Version) (incorporated by reference to exhibit 3(b) to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 9, 2002).
1B	Amended and Restated By-Laws (estatutos) of Santander-Chile (English Version) (incorporated by reference to exhibit 99.1 to our Report on Form 6-K (File No. 001-14554) filed with the Commission on March 15, 2017).
2A.1	Form of Amended and Restated Deposit Agreement among Banco Santander-Chile, The Bank of New York Mellon (as depositary) and Owners and Holders of American Depositary Shares (incorporated by reference to our Registration Statement on Form F-6 (Registration No. 333-205890) filed with the Commission on July 27, 2015).
2A.2	English translation of the Foreign Investment Contract among Banco Santander Chile, JPMorgan Chase Bank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs (incorporated by reference to exhibit 2.A.2 to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-14554) filed with the Commission on May 2, 2016).
2A.3	English translation of the Assignment of Rights under the Foreign Investment Contract from JPMorgan Chase Bank, N.A. to The Bank of New York Mellon (incorporated by reference to exhibit 2.A.3 to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-14554) filed with the Commission on May 2, 2016).
2A.4	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 1996 (File No. 1-13448) filed in paper with the Commission on June 30, 1997).
2B.1	Agreement for the Issuance of Bonds dated November 26, 1996 between Old Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Banco Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed in paper with the Commission on June 30, 1997).
2D	Description of Securities.
8.1	List of Subsidiaries.
12.1	Section 302 Certification by the Chief Executive Officer.
12.2	Section 302 Certification by the Chief Financial Officer.
12.3	Section 302 Certification by the Financial Controller.
13.1	Section 906 Certification.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation LinkbaseDocument.
101.DEF	Inline XBRL Taxonomy Extension Definition LinkbaseDocument.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation LinkbaseDocument.
104	Cover Page Interactive Data File (formatted as InlineXBRL and contained in Exhibit 101).

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

Date: February 22, 2023

CONSOLIDATED FINANCIAL STATEMENTS 2022

Banco Santander-Chile

Santander®

CONTENT

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco Santander - Chile

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Banco Santander - Chile and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting, appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Expected Credit Loss Allowance for Commercial, Mortgage and Consumer Loans – Collective Basis

As described in Notes 1 and 37 to the consolidated financial statements, management assesses the adequacy of the collective basis expected credit loss allowance for commercial, mortgage and consumer loans using expected credit loss models. As of December 31, 2022, the collective basis expected credit loss allowance was Ch$ 1,074,430 million on total commercial, mortgage and consumer loans of Ch$ 38,420,815 million. As described by management, the estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect the changes in credit risk and the development of assumptions related to the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors. Management subjectively assesses the adequacy of the qualitative information used to assess the significant increase in credit risk since initial recognition and the development of assumptions such as probabilities of default and loss given default.

The principal considerations for our determination that performing procedures relating to the collective basis expected credit loss allowance for commercial, mortgage and consumer loans is a critical audit matter are (i) the significant judgment by management in determining the collective basis expected credit loss allowance, which in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating audit evidence obtained relating to the assumptions used related to the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

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

/s/ PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

Santiago, Chile

February 22, 2023

We have served as the Company’s auditor since 2016.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended,

		As of December 31,
		2022	2021
	Note	MCh$	MCh$
ASSETS
Cash and deposits in banks	4	1,982,942	2,881,558
Cash items in process of collection	4	843,816	390,271
Financial assets for trading at fair value through profit and loss	5	11,827,006	9,567,818
Financial derivative contracts		11,672,960	9,494,471
Debt financial instruments		154,046	73,347
Financial assets at fair value through other comprehensive income	6	6,023,039	5,900,754
Debt financial instrument		5,880,733	5,801,379
Other financial instruments		142,306	99,375
Financial derivative contracts for hedge accounting	7	477,762	629,136
Financial assets at amortised cost	8	42,443,725	40,169,358
Debt financial instruments		4,867,591	4,691,730
Interbank loans		32,990	428
Loans and account receivable from customers		37,543,144	35,477,200
Investments in associates and other companies	9	46,586	37,694
Intangible assets	10	107,789	95,411
Property, plant, and equipment	11	238,095	236,939
Right of use assets	12	133,795	137,879
Current taxes	13	36,514	121,534
Deferred taxes	13	641,254	710,896
Other assets	14	3,579,345	2,932,814
Non current assets and disposal groups for sale	15	40,358	29,888
TOTAL ASSETS		68,422,026	63,841,950
LIABILITIES
Cash items in process of being cleared	4	746,872	379,934
Financial liabilities for trading at fair value through profit and loss	16	11,319,320	9,507,031
Financial derivative contracts		11,319,320	9,507,031
Financial derivative contracts for accounting hedges	7	2,788,794	1,364,210
Financial liabilities at amortised cost	17	43,704,024	44,063,540
Deposits and other demand liabilities		14,086,226	17,900,938
Time deposits and other time liabilities		12,978,790	10,131,055
Obligations under repurchase agreements		315,355	86,634
Interbank borrowings		8,864,765	8,826,583
Issued debt instruments		7,165,893	6,935,423
Other financial liabilities		292,995	182,907
Lease liabilities	12	137,089	139,795
Regulatory capital financial instruments	18	1,733,869	1,461,637
Provisions	19	461,022	463,949
Current taxes	13	148,680	-
Deferred taxes	13	376,727	427,655
Other liabilities	20	2,041,682	1,606,626
TOTAL LIABILITIES		63,458,079	59,414,377
EQUITY
Attributable to the shareholders of the Bank:		4,854,383	4,333,213
Capital	21	891,303	891,303
Reserves	21	2,860,541	2,550,559
Valuation adjustments	21	(167,147)	(353,850)
Others equity instruments issued other than capital	21	590,247	598,136
Retained earnings		679,439	647,065
Retained earnings from prior years		124,846	57,338
Income for the year		792,276	842,467
Minus: Provision for mandatory dividends	19	(237,683)	(252,740)
Non-controlling interest	22	109,564	94,360
TOTAL EQUITY		4,963,947	4,427,573
TOTAL LIABILITIES AND EQUITY		68,422,026	63,841,950

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years ended,

		December 31,
		2022	2021	2020
	Note	MCh$	MCh$	MCh$
OPERATING INCOME

Interest income and inflation	25	4,086,656	2,904,520	2,215,980
Interest expense and inflation	25	(2,516,544)	(1,109,746)	(638,479)

Net interest income		1,570,112	1,794,774	1,577,501

Fee and commission income	26	729,063	595,181	467,509
Fee and commission expense	26	(321,794)	(245,853)	(183,884)

Net fee and commission income		407,269	349,328	283,625

Net income from financial operations:	27
Net income/(expense) from financial assets and liabilities for trading		78,191	(28,602)	43,246
Net income from derecognising financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income		(1,628)	22,199	47,554
Net income from exchange, adjustment and hedge accounting of foreign exchange		140,615	125,431	58,997

Net income from financial operations		217,178	119,028	149,797

Income from investments in associates and other companies	9	10,310	(475)	1,388
Net income from non-current assets and groups available for sale not admissible as discontinued operations	28	8,518	2,297	2,326
Other operating income	29	5,539	1,662	861

TOTAL OPERATING INCOME		2,218,926	2,266,614	2,015,498

Personnel salaries and expenses	30	(414,808)	(397,675)	(408,670)
Administrative expenses	31	(310,219)	(280,134)	(250,450)
Depreciation and amortisation	32	(129,993)	(122,055)	(109,426)
Impairment of property, plant, and equipment	32	-	-	(638)
Other operating expenses	29	(106,306)	(101,430)	(73,290)

TOTAL OPERATING EXPENSES		(961,326)	(901,294)	(842,474)

NET OPERATING INCOME BEFORE CREDIT LOSSES		1,257,600	1,365,320	1,173,024

Provisions for loan losses for interbank loans and account receivable from customers	33	(441,396)	(355,638)	(546,873)
Provisions for loan losses for contingent loans and others	33	(5,189)	(12,254)	(4,503)
Recovery of loans previously charged-off	33	90,577	76,999	74,926
Provision for loan losses for other financial assets at amortised cost and financial assets at fair value through OCI	33	(486)	(335)	(1,311)

Provision for loan losses		(356,494)	(291,228)	(477,761)

NET OPERATING INCOME BEFORE INCOME TAX		901,106	1,074,092	695,263

Income tax expense	13	(93,624)	(221,664)	(142,533)

Result of continuing operations		807,482	852,428	552,730
Result of discontinued operations		-	-	-
NET INCOME FOR THE YEAR		807,482	852,428	552,730

Attributable to:
Shareholders of the Bank		792,276	842,467	547,614
Non-controlling interest	22	15,206	9,961	5,116

Earnings per share from continued operations attributable to shareholders of the Bank:
Basic earnings	21	4.204	4.471	2.906
Diluted earnings	21	4.204	4.471	2.906

Earnings per share attributable to shareholders of the Bank:
Basic earnings	21	4.204	4.471	2.906
Diluted earnings	21	4.204	4.471	2.906

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended,

		December 31,
		2022	2021	2020
	Note	MCh$	MCh$	MCh$
NET INCOME FOR THE YEAR		807,482	852,428	552,730

Other comprehensive income that will not be reclassified to profit or loss
Equity instruments at fair value through other comprehensive income		(3)	(243)	(18)
Income tax related to the above		1	66	5

Total items that will not be reclassified to the income statements		(2)	(177)	(13)

Other comprehensive income that will be reclassified to profit or loss

Debt instruments at fair value through other comprehensive income	21	2,834	(214,835)	73,689
Cash flow hedge	21	254,743	(236,816)	(96,330)
Income tax related to the above		(71,895)	122,987	6,296

Total items that will be reclassified to the income statements		186,682	(328,664)	(16,345)
Other comprehensive income for the year, net of tax		186,680	(328,841)	(16,358)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		994,162	523,587	536,372

Attributable to:
Shareholders of the Bank		978,979	513,910	531,177
Non-controlling interests	22	15,183	9,677	5,195

The accompanying notes form integral part of these consolidated financial statements

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended,

		RESERVES		VALUATION ADJUSTMENTS			Other	RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Fair value reserve	Cash flow hedge	Income tax effects	Equity instruments	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to shareholders of the Bank	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2019	891,303	2,124,966	(2,224)	28,135	(40,435)	3,444	-	(39,683)	619,091	(185,727)	3,398,870	79,633	3,478,503
Distribution of income from previous period	-	-	-	-	-	-	-	619,091	(619,091)	-	-	-	-
Equity as of January 1, 2020	891,303	2,124,966	(2,224)	28,135	(40,435)	3,444	-	579,408	-	(185,727)	3,398,870	79,633	3,478,503
Increase/decrease capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(331,399)	-	185,727	(145,672)	(145)	(145,817)
Transfer of retained earnings to reserves	-	220,838	-	-	-	-	-	(220,838)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	(164,284)	(164,284)	-	(164,284)
Subtotal	-	220,838	-	-	-	-	-	(552,237)	-	21,443	(309,956)	(145)	(310,101)
Other comprehensive income	-	-	-	73,561	(96,330)	6,332	-	-	-	-	(16,437)	79	(16,358)
Result of continuous operations	-	-	-	-	-	-	-	-	517,614	-	547,614	5,116	552,730
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	73,561	(96,330)	6,332	-	-	547,614	-	531,177	5,195	536,372
Equity as of December 31, 2020	891,303	2,345,804	(2,224)	101,696	(136,765)	9,776	-	27,171	547,614	(164,284)	3,620,091	84,683	3,704,774
Distribution of income from previous period	-	-	-	-	-	-	-	547,614	(547,614)	-	-	-	-
Equity as of January 1, 2021	891,303	2,345,804	(2,224)	101,696	(136,765)	9,776	-	574,785	-	(164,284)	3,620,091	84,683	3,704,774
Issued perpetual bonds and interest	-	-	-	-	-	-	598,136	-	-	-	598,136	-	598,136
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(310,468)	-	164,284	(146,184)	-	(146,184)
Transfer of retained earnings to reserves	-	206,979	-	-		-	-	(206,979)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	(252,740)	(252,740)	-	(252,740)
Subtotal	-	206,979	-	-	-	-	598,136	(517,447)	-	(88,456)	199,212	-	199,212
Other comprehensive income	-	-	-	(214,689)	(236,816)	122,948	-	-	-	-	(328,557)	(284)	(328,841)
Result of continuous operations	-	-	-	-	-	-	-	-	842,467	-	842,467	9,961	852,428
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	(214,689)	(236,816)	122,948	-	-	842,467	-	513,910	9,677	523,587
Equity as of December 31, 2021	891,303	2,552,783	(2,224)	(112,993)	(373,581)	132,724	598,136	57,338	842,467	(252,740)	4,333,213	94,360	4,427,573
Distribution of income from previous period	-	-	-	-	-	-	-	842,467	(842,467)	-	-	-	-
Equity as of January 1, 2022	891,303	2,552,783	(2,224)	(112,993)	(373,581)	132,724	598,136	899,805	-	(252,740)	4,333,213	94,360	4,427,573
Issued perpetual bonds and interest	-	-	-	-	-	-	(7,889)	-	-	-	(7,889)	-	(7,889)
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(464,977)	-	252,740	(212,237)	-	(212,237)
Transfer of retained earnings to reserves	-	309,982	-	-		-	-	(309,982)	-	-		-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	(237,683)	(237,683)	-	(237,683)
Others	-	-	-	-	-	-	-	-	-	-	-	21	21
Subtotal	-	309,982	-	-	-	-	(7,889)	(774,959)	-	15,057	(457,809)	21	(457,788)
Other comprehensive income	-	-	-	2,863	254,743	(70,903)	-	-	-	-	186,703	(23)	186,680
Result of continuous operations	-	-	-	-	-	-	-	-	792,276	-	792,276	15,206	807,482
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	2,863	254,743	(70,903)	-	-	792,276	-	978,979	15,183	994,162
Equity as of December 31, 2022	891,303	2,862,765	(2,224)	(110,130)	(118,838)	61,821	590,247	124,846	792,276	(237,683)	4,854,383	109,564	4,963,947

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended,

Period	Total attributable to shareholders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%

Year 2021 (Shareholders meeting April 2022)	774,959	309,982	464,977	60	188,446,126,794	2.467
Year 2020 (Shareholders meeting April 2021)	517,447	206,979	310,468	60	188,446,126,794	1.647

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended,

		December 31,
		2022	2021	2020
	NOTE	MCh$	MCh$	MCh$
A - CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME FOR THE YEAR		807,482	852,428	552,730
Adjustments for non-cash items included in net income		(1,456,419)	(1,440,550)	(1,179,767)
Depreciation and amortisation	32	122,993	122,055	109,426
Impairment of property, plant, and equipment	32	-	-	638
Provision for loan losses	33	447,071	368,082	553,190
Mark to market of trading investments		(20,173)	(18,031)	43,609
Income from investments in associates and other companies	9	(10,310)	(2,383)	(1,388)
Net gain on sale of assets received in lieu of payment	28	(4,354)	(5,479)	(5,934)
Provision on assets received in lieu of payment	28	743	349	1,456
Loss on sale of associate		-	-	20
Net gain on sale of property, plant and equipment	28	(6,405)	(673)	(865)
Net interest income	25	(1,570,112)	(1,811,351)	(1,593,848)
Net fee and commission income	26	(407,268)	(332,751)	(267,278)
Changes in deferred taxes	13	(52,181)	226,810	(28,465)
Other non-cash items		36,577	12,822	9,672
Increase/decrease in operating assets and liabilities		289,949	(6,557)	(192,956)
(Increase)/decrease of loans and accounts receivables from customers, net		(2,026,071)	(2,244,100)	(1,673,357)
(Increase)/decrease of financial investments		(647,482)	(2,960,906)	(3,015,784)
Decrease/ (increase) of interbank loans		(32,527)	18,502	(4,078)
Decrease/(increase) of assets received or awarded in lieu of payment		(1,533)	4,822	8,289
Increase/(decrease) of debits in customers checking accounts		(2,673,664)	3,042,985	3,249,540
(Decrease)/increase of time deposits and other time liabilities		2,847,734	(450,736)	(2,611,026)
(Decrease)/increase of obligations with domestic banks		40,093	(215,876)	(54,518)
Increase/(decrease) of other demand liabilities or time obligations		(756,337)	190,050	842,080
Increase/(decrease) of obligations with foreign banks		25,445	2,061,681	(1,095,961)
Increase/(decrease) increase of obligations with Central Bank of Chile		(27,356)	652,179	4,959,260
(Decrease)/increase of obligations under repurchase agreements		228,721	(883,174)	589,753
(Decrease)/increase in other financial liabilities		110,089	(1,411)	(42,040)
(Decrease)/increase of other assets and liabilities		1,989,113	(2,535,796)	(1,850,030)
Redemption of letters of credit		(3,681)	(4,835)	(6,188)
Senior bond issuances		461,221	1,471,106	1,227,166
Redemption of mortgage bonds and payments of interest		(6,665)	(289,173)	(6,312)
Redemption of senior bonds and payments of interest		(1,183,950)	(6,483)	(2,571,384)
Payment of interest on financial liabilities		(31,118)	-	-
Interest received		4,086,656	2,921,097	2,232,327
Interest paid		(2,516,544)	(1,109,746)	(638,479)
Dividends received from investments in other companies	9	526	506	508
Fees and commissions received	26	729,063	578,604	451,162
Fees and commissions paid	26	(321,794)	(245,853)	(183,884)
Total cash flow (used in) provided by operating activities		(358,988)	(594,679)	(819,993)

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended,

		December 31,
		2022	2021	2020
	NOTE	MCh$	MCh$	MCh$
B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	11	(58,393)	(57,995)	(50,613)
Sales of property, plant, and equipment	11	18,690	2,498	15,678
Purchases of intangible assets	10	(54,899)	(28,774)	(35,170)
Total cash flow used in investment activities		(94,602)	(84,271)	(70,105)
C - CASH FLOW FROM FINANCING ACTIVITIES:
Dividends paid		(464,977)	(310,468)	(331,255)
Placement of subordinated bond		102,481	-	475,390
Placement of perpetual bond		-	595,175	-
Lease obligations paid		(21,827)	(46,046)	(42,045)
Total cash flow used in financing activities		(384,323)	238,661	102,090
D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		(837,913)	(440,289)	(788,008)
E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		25,904	437,564	(28,706)
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,891,895	2,894,620	3,711,334

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	2,079,886	2,891,895	2,894,620

		December 31,
Reconciliation of provisions for the Consolidated Statements of		2022	2021	2020
Cash Flow for the year ended		MCh$	MCh$	MCh$

Provision for loan losses for cash flow purposes	33	447,071	368,227	552,687
Recovery of loans previously charged off	33	(90,577)	(76,999)	(74,926)
Provision for loan losses – net		356,494	291,228	477,761

			Changes not related to cash flows
Reconciliation of liabilities that arise from financing activities	31.12.2021	Cash Flow	Acquisition	Foreign currency exchange	UF Inflation effect	Fair value changes	31.12.2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subordinated bond	1,461,637	101,533	-	-	171,216	-	1,713,870
Senior bonds	6,846,834	(722,729)	-	-	956,367	-	7,080,472
Mortgage bonds	81,110	(6,655)	-	-	7,168	-	81,623
Paid dividend	-	(464,977)	-	-	-	-	(464,977)
Lease obligations	139,795	(24,682)	-	-	21,976	-	137,089
Total liabilities related to financing activities	8,528,860	(1,117,510)	-	-	1,156,727	-	8,568,077

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander-Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander-Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander-Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management brokering, and investment banking. Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2022 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. Banco Santander Spain, through its subsidiaries, has control over 67.18% of the Bank’s shares.

a.	Basis of preparation

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

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF is equaled to Ch$35,110.98 as of December 31, 2022 and Ch$30,991.74 as of December 31, 2021. In 2022, UF inflation was 13.3% compared to 6.6% in 2021. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the period.

b.	Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020, incorporate the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share
			As of December 31,
		Place of	2022			2021			2020
	Main	Incorporation	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Activity	and operation	%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10	50.10	-	50.10
Santander Consumer Chile S.A.	Financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A. (1)	Card operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00

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

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10 “Consolidated Financial Statements” (IFRS 10):

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)

-	Bansa Santander S.A. (financing revolving inventory lines to automotive dealers)

-	Multiplica SpA (Development card incentive programmes)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
		Place of	As of December 31,
		Incorporation	2022	2021	2020
Associates	Main activity	and operation	%	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

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

c.	Non-controlling interest

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

d.	Reporting segments

Operating segments are components of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

e.	Functional and presentation currency

According to International Accounting Standard (IAS) 21 “The Effects of Changes in Foreign Exchange Rates”, the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenue structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency”.

The Bank maintains its accounting records and prepares its financial statements in Chilean pesos.

f.	Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly in U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank and its subsidiaries are translated to Chilean pesos at the representative market exchange rate of the month for the reported period; the rate used was Ch$849.59 as of December 31, 2022 (Ch$854.48 per US$1 as of December 31, 2021).

The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g.	Classification and measurement of financial instrument

I.	Classification of financial instrument

i.	Classification of financial assets

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Due to exceptional changes arose in the liquidity market, changes that we expect to face in the short and middle term, the Bank is requiring to maintain certain collaterals with 2024-2026 maturity to guarantee a loan programme led by the Chilean Central Bank (“FCIC”), and also is required to establishing greater Technical Reserves due to increase in currents accounts, time deposits and other on demand deposits from our clients. For this reason, the Bank has to create a new business model “Held-to-collect” whose objective is to manage properly the prevailing high level of liquidity, where additionally the Bank has the intention and the ability to hold them until maturity.

The Bank classified all financial liabilities as subsequently measured at amortised cost, except for derivatives that are liabilities, which are measured at fair value through profit or loss.

ii.	Reclassification

Reclassification of financial assets is required if, and only if, the objective of the Bank’s business model for managing those financial assets changes. Financial liabilities cannot be reclassified.

II. Measurement of financial instruments

i.	Initial measurement

On initial recognition, financial assets and financial liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments not at fair value through profit or loss are directly attributable to the acquisition or issue of the financial asset or financial liability.

ii.	Subsequent measurement- financial assets

After initial recognition, the Bank shall measure a financial asset at:

(a)	Amortised cost

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

iii.	Subsequent measurement- financial liabilities

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

The nominal contractual loan value, when the loan agreed to be provided is on market terms, is not recorded in the statements of financial position. The related ECL allowances are disclosed in Note 19.

V. Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of December 31, 2022 and 2021 the Bank does not have balance offsetting of financial instruments.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

h.	Derivatives and hedging activities

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

iii.	to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”);

c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

i.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statements of Income.

ii.	For fair value hedges of interest rate risk on a portfolio of financial instruments (macrohedges), gains or losses that arise in measuring hedging instruments within “Interest income and expense”, and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statements of Income under “Net income (expense) from financial operations”.

iii.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.

iv.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statements of Income under “Net income (expense) from financial operations”.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

The main techniques used as of December 31, 2022 and 2021 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

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

j.	Recognising income and expenses

The most significant criteria used by the Bank to recognise its revenues and expenses are summarised as follows:

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Additionally, the Bank maintains certain loyalty programmes associated to its credit cards services, for which it has deferred a percentage of the consideration received in the statements of financial position to comply with its related performance obligation or has liquidated on a monthly basis as far they arise.

iii.	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to the Consolidated Statements of Income over the term of the loan.

k.	Impairment of non-financial assets

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

l.	Property, plant, and equipment

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

m.	Leasing

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

At the beginning, the right-of-use asset is equal to the lease liability and is calculated as the present value of the lease payments discounted using the incremental interest rate at the commencement date, considering the lease term of each contract. The average incremental interest rate as of December 31, 2022 is 1.59%. After initial recognition, the right-of-use is subsequently depreciated using the straight-line method in accordance with the lease term of the contract, and the lease liability is amortised in accordance with the effective interest method. Financial interest is accounted as interest expense, and depreciation as depreciation expense in each period.

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

Initially, the Bank measures the right-of-use asset at cost. The rent of the lease agreements is agreed in UF and paid in pesos. According to that, monthly variation in UF should be treated as a new measurement, and therefore, readjustments should be recognised as a modification to the obligation and the right-of-use asset.

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

The Bank recognises the lease income on a straight-line basis over the lease term.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

n.	Intangible assets

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

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortisation and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Intangible assets are amortised on a straight-line basis using the estimated useful life, which has been defined by default in 36 months, and can be modified to the extent that it is demonstrated that the Bank will benefit from the use of the intangible for a different period mentioned above.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o.	Cash and cash equivalents

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

iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv.	Financing Activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

p.	Expected credit losses allowance – under IFRS 9

IFRS 9 established a new single impairment model applies to all financial assets measured at amortised cost and fair value through other comprehensive income (FVOCI), including commitment and contingent loans. Investments in equity are outside of the scope of the new impairment requirements.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

According to the Bank’s policy, an exposure will be considered as defaulted when the past-due amounts of an exposure exceed materiality thresholds for 90 or more consecutive days, it has been restructured, it is in judicial collection, it has been writen-off or has been identified as impaired by an internal risk committee. The pulling effect defined as the entire outstanding amount on any loan which has an instalment 90 days or more past due.

As of January 2022, the Bank has updated its definition of default – new default – entailing the application of new parameters on PD, LGD y ELBE, resulting in a release of ECL allowance that amounted of MCh$3,341.

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

Credit risk assessment and forward-looking information (including macro-economic factors), includes quantitative and qualitative information based on the Bank’s classification policy:

a.	Adverse changes in the financial situation, such as a significant increase in debt levels.

b.	Significant drops in turnover or in recurring cash flows.

c.	Significant narrowing of operating margins or recurring income.

d.	Significant adverse changes in credit risk cost, due to changes in this risk after initial recognition.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

e.	Other changes in the transaction’s credit risk that would impact on conditions being significantly different if the transaction were originated or reissued on the reference date.

f.	An actual or expected reduction of the integral credit rating of the operation (client’s integral rating) or decrease in the performance score.

g.	An actual or expected significant decrease in the price or external credit rating of the mail operation, as well as other external market indicators of the credit risk for similar operations with the same expected life.

The Bank will classify a loan as stage 2, if contractual payments are 30 or more consecutive days past due, because of the credit risk is deemed to have increased significantly since initial credit recognition, but is not an absolute indicator. The bank did not rebut the backstop presumption of IFRS 9 relating to SICR or default.

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

The Bank considered a multi-factor analysis to perform credit risk analysis. The type of portfolio or transactions, industry, collaterals and monitoring basis (corporate or Other commercial, which include smaller commercial, mortgage and consumer loans).

The Bank divides its portfolio as:

i.	Commercial loans;

ii.	Mortgage loans;

iii.	Consumer loans; and

iv.	Contingent loans.

ECL allowance calculated on an Individual basis:

For financial assets in the corporate portfolio that are (a) credit-impaired at the reporting date (classified in stage 3 with a PD equal to 100%), and (b) is individually significant, the Bank calculates allowance for expected credit losses on an individual basis by using a “Cash flow discounted Methodology”. In this instance, the Bank measures the expected credit losses as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Any adjustment is recognised in profit or loss as an impairment gain or loss.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ECL allowance calculated on a collective basis:

Commercial loans (except for those described within the “ECL allowance calculated on an Individual basis” description aforementioned), mortgage loans and consumer loans are grouped and assessed on a collective basis by using a credit loss allowance model. The estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect the changes in credit risk and the development of assumptions related to the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors.

Contingent loans

The Bank has established several irrevocable loan commitments and contingent liabilities. Even though these obligations may not be recognised on the statements of financial position, they contain credit risk and, therefore, form part of the overall risk of the Bank.

When the Bank estimates the ECL for contingent loans, it estimates the expected portion of the loan commitment that will be drawn down over its expected life.

i.	Forward looking information

The ECL model includes a broad range of forward-looking information as economic inputs, such as:

●	GDO growth

●	Unemployment rates

●	Central Banks interest rates

●	Real estate prices

ii.	Modifications of financial assets

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

iii.	Collateral

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

According to the Bank’s policy when assets are repossessed they are transferred to assets held for sale at their fair value less cost to sell as non-financial assets at the repossession date.

iv.	Write-offs

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Subsequent recoveries of amounts previously written-off are credited to the income statements, as recovery of loans previously write-off, as a deduction from provisions for loan losses.

Loan and accounts receivable write-offs are recorded for overdue and current installments based on the time periods expired since reaching overdue status, as described below:

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

v.	COVID-19 support measures

The COVID-19 pandemic had a major impact on Chile. At first, the Chilean government announced a series of measures to support lending, which included additional funds to the Guarantee Fund for Small Companies (Fogape), a state fund that guarantees loans, leases and other credits provided to small businesses.The chilean Banks, including us, provided loans with preferential interest rates (MPR plus 3%) and terms of up to 48 months to eligible companies (“Fogape loans”), and 6-month grace period before repayment, guaranteed by the government fund. In February 2021, the government approved the FOGAPE 2.0 – or FOGAPE Reactiva – under this new programme, the maximum rate was set at a monthly rate of TPM (overnight rate) plus 0.6% (7.2% annual rate). The focus was to provide loans for SMEs investments and not only for working capital needs. These loans can be granted until December 31, 2021.

The customers who requested COVID-19 relief, including payment holidays, were not subject to any wider SICR triggers, and were not classified as to Stage 2 for a lifetime ECL assessment unless they had other triggered SICR criteria. Additionally, payment holidays did not cause that such loans to become past due and therefore did not trigger a Stage 2 or Stage 3 lifetime ECL assessment. The assessment of SICRs and the measurement of ECLs are required to be based on reasonable and supportable information that is available to an entity without undue cost or effort. The Bank has developed estimates based on the best available information about past events, current conditions and forecasts of economic conditions.

In 2021, with uncertainties still caused by COVID-19 virus and according to corporate guidelines, our management has decided not to modify the thresholds for SICR. However, the Bank updated the macro economical forward-looking information and scenarios in 2021, increasing the ECL allowance and releasing the overlay provision established at the end of 2020.

In 2022, there have been no new government measures.

q.	Provisions, contingent assets and contingent liabilities

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses

-	Provision for mandatory dividends

-	Provision for contingent credit risks

-	Provisions for contingencies

r.	Deferred income taxes and other deferred taxes

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

s.	Use of estimates

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

These estimates, made on the basis of the best available information, mainly refer to:

-	Allowances for loan losses

-	Impairment losses of certain assets

-	The useful lives of tangible and intangible assets

-	The fair value of assets and liabilities

-	Commitments and contingencies

-	Current and deferred taxes

t.	Non-current assets held for sale

As of December 31, 2021 the Bank reclassified its investments on Redbanc and Transbank from Investments held-for-sale to Investments in associates, due to the lack of potential buyers as a result of the ongoing effects caused by COVID-19 pandemic, in Chile and abroad.

The requirements established in IFRS 5 to classify assets (or disposal group) as held for sale are the following:

●	the assets are available for immediate sale in its present conditions and its sale must be highly probable.

●	for the sale to be highly probable, the appropriate level of management is committed to a plan to sell the asset, and an active programme to locate a buyer and complete the plan.

●	additionally, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

An entity shall measure a non-current asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less sale cost.

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

At least once a year, the Bank performs the necessary analysis to update the “cost to sale” of assets received or awarded in lieu of payments. According to the Bank’s survey, as of December 31, 2022 the average cost to sale was estimated at 5.8% of the appraisal value (4.0% as of December 31, 2021).

u.	Earnings per share

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

As of December 31, 2022, 2021 and 2020 the Bank did not have any instruments that generated dilution.

v.	Temporary acquisition (assignment) of assets and liabilities

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

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w.	Provision for mandatory dividends

As of December 31, 2022, 2021 and 2020 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provision for mandatory dividends” line of the Consolidated Statements of Changes in Equity with offset to Provisions.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

x.	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are:

a.	Aimed at the Bank’s management.

b.	The general requirement to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.

c.	The Bank will create a pension fund, with life insurance, for each beneficiary in the plan. Periodic contributions into this fund are made by the manager and matched by the Bank.

d.	The Bank will be responsible for granting the benefits directly.

The Bank uses the method of projected unit credit, to determine the present value of the defined benefit obligation and the current service cost.

Components of defined benefit cost include:

i.	current service cost and any past service cost, which are recognised in profit or loss for the period;

ii.	net interest on the liability (asset) for net defined benefit, which is recognised in profit or loss for the period;

iii.	new liability (asset) remeasurements for net defined benefit include:

a.	actuarial gains and losses;

b.	the difference between the actual return on plan assets and the interest on plan assets included in the net interest component and;

c.	changes in the effect of the asset ceiling.

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

y.	Application of new and revised International Financial Reporting Standards

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The objectives of the Phase 2 amendments are to support companies when changes to contractual cash flow or hedging relationship are made, thus helping companies to provide investors with useful information.

The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

The amendments in this final phase relate to:

●	changes to contractual cash flows—a company will not have to derecognise or adjust the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

●	hedge accounting—a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and

●	disclosures—a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

These amendments are effective for annual reporting periods beginning on or after January 1, 2021, with early adoption permitted. The Bank has already implemented this standard, since it has been working since 2019 in a “transition programme”, under the defined road map, the Bank has identified impacted clients and areas, risks to which the Bank is exposed, determined working teams and has involved senior management in a strong governance plan and, additionally has established action´s plans for each impacted risk and impacted areas, which allow us face the challenges related to RFR elimination. See Note 37.

2. New and revised IFRS issued but not effective

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them, which were not mandatory as of December 31, 2022. Although in some cases the early application is permitted by the IASB, the Bank has not taken that option.

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

Amendments to IAS 1 - Classification of liabilities as current or non-current. Issued on January 23, 2020, this amendment to provide a general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments affect only the presentation of liabilities in the statement of financial position — not the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items. The Amendments:

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Annual Improvements to IFRS Standards 2018–2020. Issued on May 15, 2020, the pronouncement contains amendments to four International Financial Reporting Standards (IFRSs) as result of the IASB’s annual improvements project:

1.	IFRS 1 First-time Adoption of International Financial Reporting Standards. Subsidiary as a first-time adopter. The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs.

2.	IFRS 9 Financial Instruments. Fees in the ‘10 per cent’ test for derecognition of financial liabilities. The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognise a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

3.	IFRS 16 Leases. Lease incentives. The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.

4.	IAS 41 Agriculture. Taxation in fair value measurements. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13.

The amendments to IFRS 1, IFRS 9, and IAS 41 are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The amendment to IFRS 16 only regards an illustrative example, so no effective date is stated. The Bank’s management is evaluating the potential impact of these standards.

Amendments to IAS 16 Property, Plant and Equipment — Proceeds before Intended Use. Issued on May 15, 2020, this amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Bank’s management is evaluating the potential impact of these standards.

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

Amendments to IFRS 3 - Reference to the Conceptual Framework. Issued on May 15, 2020, the changes include:

●	update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework;

●	add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 (instead of the Conceptual Framework) to identify the liabilities it has assumed in a business combination; and

●	add to IFRS 3 an explicit statement that an acquirer does not recognise contingent assets acquired in a business combination.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

z.	Reclassification

The Bank has made changes to the presentation of the consolidated financial statements. The main impacts are related to a different grouping of some lines without affecting any of the balances previously disclosed.

This new presentation for consolidated statements of financial position and consolidated statements of income was applied retrospectively for the comparative figures included in these financial statements.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The main impacts consist merely of reclassifications as explained below:

Consolidated statements of financial position

Previous presentation	31-12-2021		Current presentation	31-12-2021
	MCh$			MCh$
ASSETS			ASSETS
Cash and deposits in banks	2,881,558		Cash and deposits in banks	2,881,558
Cash items in process of collection	390,271		Cash items in process of collection	390,271
Financial derivative contracts	10,123,607		Financial assets for trading at FVTPL	9,567,818
Trading	9,494,471	A	Financial derivative contracts	9,494,471	A
Hedging	629,136	C	Debt financial instruments	73,347	A
Financial assets held for trading	73,347	A	Financial assets at FVOCI	5,902,514
Loans and account receivable at amortised cost	35,477,628		Debt financial instrument	5,803,139	B
Interbank	428	D	Other financial instruments	99,375	B
L&AR	35,477,200	D	Financial derivative contracts for hedge accounting	629,136	C
Debt instruments at amortised cost	4,691,730	D	Financial assets at amortised cost	40,169,358
Loans and account receivable at FVOCI	99,375	B	Debt financial instruments	4,691,730	D
Debt instruments at FVOCI	5,803,139	B	Interbank loans	428	D
Equity instruments at FVOCI	189	E	Loans and account receivable from customers	35,477,200	D
Investments in associates and other companies	35,745		Investments in associates and other companies	35,934	E
Intangible assets	95,411		Intangible assets	95,411
Property, plant, and equipment	236,939		Property, plant, and equipment	236,939
Right of use assets	137,879		Right of use assets	137,879
Current taxes	121,534		Current taxes	121,534
Deferred taxes	710,896		Deferred taxes	710,896
Other assets	2,962,702		Other assets	2,932,814
Other assets	2,932,814		Non current assets and disposal groups for sale	29,888	F
Non-current assets	29,888	F
TOTAL ASSETS	63,841,950		TOTAL ASSETS	63,841,950

At the statement of financial position level, the Bank has decided to group the assets and liabilities according to their measurement category, among other minor reclassifications, as explained below.

A.	Financial assets for trading at FVTPL

Includes derivative contracts and debt financial instruments for trading purposes.

B.	Financial assets at FVOCI

Includes debt instruments at FVOCI and other financial instruments, which currently include loans at FVOCI.

C.	Financial derivative contracts for hedge accounting

Includes derivative contracts for hedging purposes which are presented separately from trading purposes, to provide more granular information.

D.	Financial assets at amortised cost

Includes debt financial instruments, interbank loans separately from account receivable from customers, which were previously presented in a single line in the face of statement of financial position. The Bank has decided to homogenise the presentation.

E.	Equity instruments at FVOCI

Equity instrumnets are presented together with Investments in associates and other companies at the face of the statement of financial position. The details are presented in Note 9 - Investmente in associates and other companies.

F.	Non-current assets and disposal groups for sale

This new line item includes Assets received or awarded in lieu of payment and Non-current assets held for sale, which currently include assets recovered from leasing for sale. The Bank has decided to open this presentation to improve the transparency of the figures presented in these financial statements.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Previous presentation	31-12-2021		Current presentation	31-12-2021
	MCh$			MCh$
LIABILITIES
Deposits and other demand liabilities	17,900,938	I	Cash items in process of being cleared	379,934
Cash items in process of being cleared	379,934		Financial liabilities for trading at FVTPL	9,507,031
Obligations under repurchase agreements	86,634	I	Financial derivative contracts	9,507,031	G
Time deposits and other time liabilities	10,131,055	I	Financial derivative contracts for accounting hedges	1,364,210	H
Financial derivative contracts	10,871,241		Financial liabilities at amortised cost	44,063,540
Trading	9,507,031	G	Deposits and other demand liabilities	17,900,938	I
Hedging	1,364,210	H	Time deposits and other time liabilities	10,131,055	I
Interbank borrowings	8,826,583	I	Obligations under repurchase agreements	86,634	I
Issued debt instruments	8,397,060		Interbank borrowings	8,826,583	I
Issued instruments	6,935,423	I	Issued debt instruments	6,935,423	I
Capital instruments	1,461,637	J	Other financial liabilities	182,907	I
Other financial liabilities	182,907	I	Lease liabilities	139,795
Lease liabilities	139,795		Regulatory capital financial instruments	1,461,637	J
Current taxes	-		Provisions	463,949
Deferred taxes	427,655		Current taxes	-
Provisions	463,949		Deferred taxes	427,655
Other liabilities	1,606,626		Other liabilities	1,606,626
TOTAL LIABILITIES	59,414,377		TOTAL LIABILITIES	59,414,377
EQUITY
Attributable to the shareholders of the Bank:	4,333,213		Attributable to the shareholders of the Bank:	4,333,213
Capital	891,303		Capital	891,303
Reserves	2,550,559		Reserves	2,550,559
Valuation adjustments	(353,850)		Valuation adjustments	(353,850)
Others equity instruments issued other than capital	598,136		Others equity instruments issued other than capital	598,136
Retained earnings	647,065		Retained earnings	647,065
Retained earnings from prior years	57,338		Retained earnings from prior years	57,338
Income for the year	842,467		Income for the year	842,467
Minus: Provision for mandatory dividends	(252,740)		Minus: Provision for mandatory dividends	(252,740)
Non-controlling interest	94,360		Non-controlling interest	94,360
TOTAL EQUITY	4,427,573		TOTAL EQUITY	4,427,573
TOTAL LIABILITIES AND EQUITY	63,841,950		TOTAL LIABILITIES AND EQUITY	63,841,950

G.	Financial liabilities for trading at FVTPL

Includes derivative contracts for trading purposes.

H.	Financial derivative contracts for hedge accounting

Includes derivative contracts for hedging purposes which are presented separately from trading purposes, to provide more detailed information.

I.	Financial liabilities at amortised cost

Includes Deposits and other demand liabilities, time deposits and other time liabilities, obligations under repurchase agreements, interbank borrowings, issued debt instruments, and other financial liabilities. Regarding Issued debt instruments, only senior bonds are included, Subordinted bonds are presented separately in Regulatory capital financial instruments.

J.	Regulatory capital financial instruments

Includes subordinated bonds which were presented together with senior bonds into Issued debt instruments in prior years. The Bank is implementing Basel III and subordinated bonds are included for regulatory capital calculation.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Consolidated statements of income

Previous presentation	31-12-2021	Reclassification		Current presentation	31-12-2021
	MCh$	MCh$			MCh$
Interest income	2,921,097	(16,266)	A	Interest income and inflation	2,904,831
Interest expense	(1,109,746)			Interest expense and inflation	(1,109,746)
Net interest income	1,811,351			Net interest income	1,795,085
Fee and commission income	578,604	16,266	A	Fee and commission income	594,870
Fee and commission expense	(245,853)			Fee and commission expense	(245,853)
Net fee and commission income	332,751			Net fee and commission income	349,017
				Net income from financial operations:
Net income (expense) from financial operations	(6,403)	(22,199)	B	Net income/(expense) from financial assets and liabilities for trading	(28,602)
		22,199	B	Net income from derecognising financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income	22,199
Net foreign exchange gain	125,431			Net income from exchange, adjustment and hedge accounting of foreign exchange	125,431
Other operating income	10,391	(10,391)	C
Net operating profit before provision for loan losses	2,273,521			Net income from financial operations	119,028
Provision for loan losses	(291,083)	291,083	F
		(475)	E, C	Income from investments in associates and other companies	(475)
		2,297	C, D	Net income from non-current assets and groups available for sale not admissible as discontinued operations	2,297
		1,662	C	Other operating income	1,662
NET OPERATING INCOME	1,982,438			TOTAL OPERATING INCOME	2,266,614
Personnel salaries and expenses	(397,675)			Personnel salaries and expenses	(397,675)
Administrative expenses	(280,134)			Administrative expenses	(280,134)
Depreciation and amortisation	(122,055)			Depreciation and amortisation	(122,055)
Impairment of property, plant, and equipment	-			Impairment of property, plant, and equipment	-
Other operating expenses	(107,819)	107,819	D
Total operating expenses	(907,683)	(101,430)	D, C	Other operating expenses	(101,430)
OPERATING INCOME	1,074,755			TOTAL OPERATING EXPENSES	(901,294)
Income from investments in associates and other companies	(663)	663	E	NET OPERATING INCOME BEFORE CREDIT LOSSES	1,365,320
				Provisions for loan losses for interbank loans and account receivable from customers	(355,638)
		(145)	D	Provisions for loan losses for contingent loans and others	(12,254)
				Recovery of loans previously charged-off	76,999
				Provision for loan losses for other financial assets at amortised cost and financial assets at fair value through OCI	(335)
		(291,083)	F	Provision for loan losses	(291,228)
Income from continuing operations before tax	1,074,092			NET OPERATING INCOME BEFORE INCOME TAX	1,074,092
Income tax expense	(221,664)			Income tax expense	(221,664)
Result of continuing operations	852,428			Result of continuing operations	852,428
Result of discontinued operations	-			Result of discontinued operations	-
NET INCOME FOR THE YEAR	852,428	0		NET INCOME FOR THE YEAR	852,428

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A.	Prepayment commission

Prepayment commissions are reclassified from Interest income to Fee and commission income.

B.	Net income from financial operations

Net income from financial operations is divided considering its measurement category into the following concepts:

●	Net income/(expense) from financial assets and liabilities for trading, and

●	Net income from derecognising financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income.

The Bank considers that this classification provides more detailed information about this line item.

C.	Other operating income

The Bank has added the line “Net income from non-current assets and groups available for sale not admissible as discontinued operations” in the Consolidated Statement of Income, in order to include the income related to a) assets received or awarded in lieu of payment and b) to a lesser extent, income from sale of non-current assets, and c) other minor reclassifications as presented in the following table:

Previous presentation	31-12-2021	Current presentation	31-12-2021
	MCh$		MCh$
Other operating income	10,391
		Net income from non-current assets and groups available for sale not admissible as discontinued operations
		assets received or awarded in lieu of payment	6,152
		sale of fixed assets	673
		Income from investments in associates and other companies
		Income from sale of investment	188
		Other operating expenses
		recovery from operational risk expenses	2,389
		Other operating income
		others	1,662
TOTAL	10,391	TOTAL	10,391

D.	Other operating expenses

In accordance wth the aforementioned, expenses from assets received or awarded in lieu of payment and are included in Net income from non-current assets and groups available for sale not admissible as discontinued operations and recovery from operational risk expenses are now included in other operating expenses. A summary of the adjustments is presented in the following table:

Previous presentation	31-12-2021	Current presentation	31-12-2021
	MCh$		MCh$
Other operating expenses	107,819
		Net income from non-current assets and groups available for sale not admissible as discontinued operations
		assets received or awarded in lieu of payment	3,855
		Provision for loan losses
		country risk	145
		Other operating expenses
		other	103,819
TOTAL	107,819	TOTAL	107,819
		Other operating expenses
		other	103,819
		Less: recovery from operational risk expenses	(2,389)
		TOTAL	101,430

E.	Income from investments in associates and other companies

In the current presentation this item is presented as Operating income, plus the income from sale of investments (MCh$188), as mentioned in letter C.

F.	Provision for loan losses

Provision is presented below operating expenses and opening in the main concepts, to provide more detail.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 02 - SIGNIFICANT EVENTS

As of December 31, 2022, the following significant events have occurred and affected the Bank’s operation and Consolidated Financial Statements.

a.	The Board

On March 22, 2022, at the Board of Directors meeting held on such date, the members agreed to summon an Ordinary Shareholders Meeting scheduled for April 27, 2022 with the intention to propose a distribution of profits and payment of dividends equivalent to 60% of the retained earnings as of December 31, 2021 equivalent to $ 2.46741747 per share and to propose that the remaining 40% of the profits be destined to increase the Bank’s reserves.

On July 27, 2022, at the extraordinary session of the Board of Directors meeting held on such date, the members approved the designation of Mr. Roman Blanco Reinoso as new General Manager of the Bank beginning August 1, 2022, replacing Mr. Miguel Mata Huerta.

In an extraordinary session of the Board of Directors held on September 8, 2022, the members agreed to reclassify MCh$56,602 from reserves to retained earnings to meet future interest payments associated with perpetual bonds.

b.	Shareholders’ meeting

At the Ordinary Shareholders’ Meeting of Banco Santander-Chile held on April 27, 2022, along with the approval of the Consolidated Financial Statements for 2021, the shareholders agreed to distribute 60% of the net profits for the year (“Profit attributable to equity holders of the Bank”), which amounted to $464,975 million. Those profits represent a dividend of $2.46741747 Chilean pesos for each share. In addition, the Board approved that the remaining 40% of the profits will increase the Bank’s reserves. Likewise, the shareholders discussed about the transitory and optional tax regime (Law 21,210 art 25) from which they may benefit, considering a substitute income tax of 30%.

Furthermore, the members also approved PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as external auditors for the 2022 financial year.

c.	Related entities

On July 25, 2022, at the extraordinary Shareholders meeting of Santander S.A. Sociedad Securitizadora, an increase of capital stock amounting to $510,000,000 was approved. The final capital amounted to $1,726,769,815 divided into 280 common, nominative shares of the same series and without par value. The capital increase does not imply a share issuance.

d.	Bonds issued

Senior bonds

As of December 31, 2022 the Bank has issued senior bonds for an amount of USD 30,000,000, JPY 3,000,000,000, CLP182,200,000,000 and UF13,000,000. The debt issuance information is included in Note 17.

Series	Currency	Term (annual)	Issuance rate (annual)	Issuance date	Placement date	Amount	Maturity date
USD Bond	USD	3	SOFR+95bps	04-20-2022	04-28-2022	30,000,000	04-28-2025
JPY Bond	JPY	3	0.65%	09-08-2022	09-15-2022	3,000,000,000	09-15-2025
U6	CLP	5.5	2.95%	10-20-2022	10-21-2022	35,200,000,000	04-01-2026
T20	UF	11.5	2.65%	10-21-2022	10-24-2022	5,000,000	02-01-2034
U7	CLP	5.5	7.00%	11-15-2022	11-16-2022	72,000,000,000	04-01-2026
T17	CLP	10	7.00%	11-18-2022	11-22-2022	75,000,000,000	08-01-2032
W4	UF	10.5	2.65%	12-07-2022	12-09-2022	8,000,000	12-01-2022

e.	Others

On February 4, 2022, the Committee for Setting Interchange Rates Limits established the new limits for interchange rates: 0.6% for debit cards, 1.48% for credit cards, and 1.04% for payment cards with provision of funds. The Bank has estimated the effects of the implementation of the limits in approximately MCh$29,000 for the year 2022.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 03 - REPORTING SEGMENTS

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

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$3,000 million. This segment gives customers a variety of services, including consumer loans, credit cards, automobile loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$3,000 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 03 - REPORTING SEGMENTS, continued

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

Below are the tables showing the Bank’s results by reporting segment for the years ended December 31, 2022, 2021 and 2020 in addition to the corresponding balances of loans and accounts receivable from customers:

	For the year ended December 31, 2022
	Loans and accounts receivable from customers (1)	Deposits and other demand deposits (2)	Net interest income	Net fee and commission income	Net income from financial operations	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	27,081,897	13,553,898	1,129,553	312,706	34,721	(263,167)	(635,991)	577,822
Middle-market	8,641,652	6,110,529	389,297	62,644	22,979	(57,253)	(105,160)	312,506
CIB	2,978,420	6,636,113	143,575	37,300	157,793	(8,082)	(91,926)	238,660
Other	27,432	764,476	(92,313)	(5,381)	1,685	(27,993)	(21,943)	(145,945)
Total	38,729,401	27,065,016	1,570,112	407,269	217,178	(356,494)	(855,020)	983,045

Other operating income	5,539
Other operating expenses	(106,306)
Net income from non-current assets and groups available for sale not admissible as discontinued operations	8,518
Income from investments in associates and other companies	10,310
Result of continuing operations before income taxes	901,106
Income tax expense	(93,624)
Result of discontinued operations before income taxes	-
Income tax expense	-
Net income for the year	807,482

(1)	Corresponds to loans and accounts receivable and Interbank at amortised cost, without deducting their allowances for loan losses.

(2)	Corresponds to Deposits and other demand liabilities and Time deposits and other time liabilities.

(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 03 - REPORTING SEGMENTS, continued

	For the year ended December 31, 2021
	Loans and accounts receivable from customers (1)	Deposits and other demand deposits (2)	Net interest income	Net fee and commission income	Net income from financial operations	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	25,784,719	14,779,739	1,035,288	270,750	36,286	(239,885)	(616,287)	486,152
Middle-market	8,511,500	6,185,189	327,519	49,545	18,001	(53,281)	(94,721)	247,063
CIB	2,154,325	6,010,150	96,388	31,027	112,576	2,884	(77,051)	165,824
Other	78,518	1,056,915	335,579	(1,994)	-47,835	(946)	(11,805)	272,999
Total	36,529,062	28,031,993	1,794,774	349,328	119,028	(291,228)	(799,864)	1,172,038

Other operating income	1,662
Other operating expenses	(101,430)
Net income from non-current assets and groups available for sale not admissible as discontinued operations	2,297
Income from investments in associates and other companies	(475)
Result of continuing operations before income taxes	1,074,092
Income tax expense	(221,664)
Result of discontinued operations before income taxes	-
Income tax expense	-
Net income for the year	852,428

(1)	Corresponds to loans and accounts receivable and Interbank at amortised cost, without deducting their allowances for loan losses.

(2)	Corresponds to Deposits and other demand liabilities and Time deposits and other time liabilities.

(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 03 - REPORTING SEGMENTS, continued

	For the year ended December 31, 2020
	Loans and accounts receivable from customers (1)	Deposits and other demand deposits (2)	Net interest income	Net fee and commission income	Net income from financial operations	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	24,279,248	12,018,691	1,040,490	222,497	28,577	(317,050)	(596,464)	378,050
Middle-market	8,136,402	5,588,657	338,896	45,654	21,859	(109,999)	(91,132)	205,278
CIB	1,635,217	5,051,538	112,837	24,561	82,303	(51,097)	(72,715)	95,889
Other	289,026	2,483,798	85,278	(9,087)	17,058	385	(8,235)	85,399
Total	34,339,893	25,142,684	1,577,501	283,625	149,797	(477,761)	(768,546)	764,616

Other operating income	861
Other operating expenses	(73,928)
Net income from non-current assets and groups available for sale not admissible as discontinued operations	2,326
Income from investments in associates and other companies	1,388
Result of continuing operations before income taxes	695,263
Income tax expense	(142,533)
Result of discontinued operations before income taxes	-
Income tax expense	-
Net income for the year	552,730

(1)	Corresponds to loans and accounts receivable and Interbank at amortised cost, without deducting their allowances for loan losses.

(2)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

(3)	Corresponds to other income expenses and impairment of non-financial assets

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 04 - CASH AND CASH EQUIVALENTS

a.	The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Cash and deposits in banks
Cash	1,110,830	883,322
Deposits at the Central Bank of Chile	444,491	673,396
Deposits in local banks	2,646	30,265
Deposits in banks abroad	424,975	1,294,575
Subtotals – Cash and deposits in banks	1,982,942	2,881,558

Net cash items in process of collection	96,944	10,337

Cash and cash equivalents	2,079,886	2,891,895

The balance of funds held in cash and at the Central Bank of Chile reflects the monthly average that the Bank must maintain in accordance with the regulations governing minimum reserves although the balance can be withdrawn on demand.

b.	Cash in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions were as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	93,650	122,474
Funds receivable	750,166	267,797
Subtotal	843,816	390,271
Liabilities
Funds payable	746,872	379,934
Subtotal	746,872	379,934

Cash in process of collection, net	96,944	10,337

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 05 - FINANCIAL ASSETS FOR TRADING AT FAIR VALUE TRHOUGH PROFIT AND LOSS

The detail of financial assets for trading at fair value through profit and loss is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Financial derivative contracts
Forwards	1,669,807	1,088,194
Swaps	9,992,123	8,402,868
Call currency options	1,429	3,232
Put currency options	9,601	177
Subtotal	11,672,960	9,494,471
Debt financial instruments
Chilean Central Bank and Government securities	153,967	68,649
Foreign financial debt securities	79	4,698
Subtotal	154,046	73,347
Total	11,827,006	9,567,818

a.	As of December 31, 2022 and 2021 the Bank holds the following portfolio of financial assets derivative contracts:

	As of December 31, 2022
	Notional amount
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	-	9,245,832	7,653,539	9,828,036	6,178,376	1,009,395	737,202	34,652,380	1,669,807
Interest rate swaps	-	5,583,353	8,796,596	26,246,111	24,855,247	11,658,182	16,373,617	93,513,106	4,283,817
Cross currency swaps	-	1,258,796	1,575,109	5,398,185	19,811,336	11,689,202	21,297,126	61,029,754	5,708,306
Call currency options	-	99,157	80,844	24,744	-	-	-	204,745	1,429
Put currency options	-	309,713	1,699	7,816	-	-	-	319,228	9,601
Total	-	16,496,851	18,107,787	41,504,892	50,844,959	24,356,779	38,407,945	189,719,213	11,672,960

	As of December 31, 2021
	Notional amount
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	-	4,975,740	4,892,023	5,873,439	2,272,048	1,404,498	572,858	19,990,606	1,088,194
Interest rate swaps	-	3,073,729	4,409,984	11,320,119	19,002,414	14,025,972	19,384,413	71,216,631	3,009,922
Cross currency swaps	-	1,134,097	1,717,410	6,962,984	21,317,376	22,326,462	37,994,088	91,452,417	5,392,946
Call currency options	-	3,344	24,593	36,394	-	-	-	64,331	3,232
Put currency options	-	10,715	5,268	8,545	-	-	-	24,528	177
Total	-	9,197,625	11,049,278	24,201,481	42,591,838	37,756,932	57,951,359	182,748,513	9,494,471

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 05 - FINANCIAL ASSETS FOR TRADING AT FAIR VALUE TRHOUGH PROFIT AND LOSS, continued

b.	As of December 31, 2021 and 2020 the Bank holds the following portfolio of debt financial instruments for trading:

	As of December 31,
	2022	2021
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank financial instruments	1,412	713
Chilean Treasury bonds and notes	152,555	67,936
Subtotal	153,967	68,649
Other Chilean debt financial securities
Chilean corporate bonds	-	4,698
Subtotal	-	4,698
Foreign financial debt securities
Other foreign financial instruments	79	-
Subtotal	79	-

Total	154,046	73,347

As of December 31, 2022 and 2021, there were no trading investments sold under resell agreements to clients or financial institutions.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The financial assets at fair value through other comprehensive income is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Debt financial instruments
Chilean Central Bank and Government securities	4,074,413	4,240,356
Other Chilean debt financial securities	9,898	11,774
Foreign financial debt securities	1,796,422	1,549,249
Subtotal	5,880,733	5,801,379
Other financial instruments
Commercial loans	142,306	99,375
Subtotal	142,306	99,375

Total	6,023,039	5,900,754

a.	As of December 31, 2022 and 2021 detail of financial debt instruments is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank financial instruments	3,331,264	3,258,417
Chilean Treasury bonds and notes	742,717	981,939
Other Chilean government financial instruments	432	-
Subtotal	4,074,413	4,240,356
of which sold under repurchase agreement	207,280	86,554
Other Chilean debt financial securities
Chilean Bank debt financial instruments	9,891	11,774
Other Chilean financial instruments	7	-
Subtotal	9,898	11,774
of which sold under repurchase agreement	91	80
Foreign financial debt securities
Foreign Central Banks financial instruments	1,668,670	1,438,155
Other foreign debt financial instruments	127,752	111,094
Subtotal	1,796,422	1,549,249
of which sold under repurchase agreement	127,752	-
Total	5,880,733	5,801,379

The Bank holds instruments, within “Chilean Central Bank and government securities”, which guarantee derivatives transactions through Comder Contraparte Central S.A., in the local market as of December 31, 2022 and 2021 for an amount of Ch$133,480 and Ch$115,680, respectively, while “Foreign financial debt securities” guarantee derivatives transactions through London Clearing House (LCH) as of December 31, 2022 and 2021 for an amount of Ch$69,666 and Ch$83,673, respectively. Additionally, the Bank maintains guarantees with Euroclear as of December 31, 2022 and 2021 for an amount of Ch$590,466 and Ch$461,419, respectively, to comply with the initial margin required by European EMIR Standard.

As of December 31, 2022, changes in fair value of financial assets measured at FVCO included a cumulative net unrealized loss of MCh$109,392, recorded as “valuation adjustment” in OCI, where MCh$110,130 (loss) are attributable to shareholders equity and MCh$738 (profit) to non-controlling interest.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

As of December 31, 2021, debt instruments at FVOCI included a cumulative net unrealized loss of MCh$112,223, recorded as “valuation adjustment” in OCI, where MCh$112,993 (loss) are attributable to shareholders equity and MCh$770 (profit) to non-controlling interest.

The changes in the fair value and the corresponding ECL as of December 31, 2022 is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
Gross carrying amount at January 1, 2022	5,803,139	-	-	5,801,379
New financial assets purchased	31,456,434	-	-	31,456,434
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(31,248,163)	-	-	(31,248,163)
Changes in measument of financial assets	(130,677)	-	-	(128,917)
Other adjustments	-	-	-	-
At December 31, 2022	5,880,733	-	-	5,880,733

	Stage 1	Stage 2	Stage 3	TOTAL
ECL at January 1, 2022	703	-	-	703
New financial assets purchased	5,627	-	-	5,627
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(5,553)	-	-	(5,553)
Changes due to changes in credit risk	100	-	-	100
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2022	877	-	-	877

The changes in the fair value and the corresponding ECL as of December 31, 2021 is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
Gross carrying amount at January 1, 2021	7,162,542	-	-	7,162,542
New financial assets purchased	22,610,556	-	-	22,610,556
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(23,770,174)	-	-	(23,770,174)
Changes in measument of financial assets	(201,143)	-	-	(201,143)
Other adjustments	1,358	-	-	(402)
At December 31, 2021	5,803,139	-	-	5,801,379

	Stage 1	Stage 2	Stage 3	TOTAL
ECL at January 1, 2021	1,138	-	-	1,138
New financial assets purchased	3,293	-	-	3,293
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(3,608)	-	-	(3,608)
Changes due to changes in credit risk	(120)	-	-	(120)
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2021	703	-	-	703

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2022, 2021 and 2020 is as follows:

	As of December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Sale of debt financial instruments at FVOCI generating realized profits	452,668	1,728,731	3,696,791
Realized profits	121	28,131	82,925
Sale of debt financial instruments at FVOCI generating realized losses	1,122,222	1,247,044	379,046
Realized losses	22,195	4,944	2,246

The Bank evaluated those instruments with unrealized losses as of December 31, 2022 and 2021 and concluded they were not impaired. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no significant or prolonged declines nor changes in credit risk which would cause impairment in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2022 and 2021 were not in a continuing unrealized loss position for more than one year.

b.	Other financial instruments

The Bank classifies certain loans and account receivables at fair value through other comprehensive income (FVOCI), when a credit operation exceeds single client exposure under the Bank’s credit risk policy. Initially, the risk committee approves the full operation but with the condition to sell a portion of the loan in the medium term.

Additionally, the Bank includes operations that expect to sell, for which an increase of the credit risk has been identified.

This portfolio is measured at fair value, recognising the adjustment in other comprehensive income. The portfolio is assessed for impairment loss under the ECL model, same as loans at amortised cost.

The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2022, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2022	99,643	-	-	99,643
New financial assets originated	72,745			72,745
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(24,835)	-	-	(24,835)
Changes in measument of financial assets	(4,921)	-	-	(4,921)
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2022	142,632	-	-	142,632

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2022	268	-	-	268
New financial assets originated	76			76
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(110)	-	-	(110)
Changes due to changes un credit risk	92	-	-	92
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2022	326	-	-	326

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The changes in the gross carrying amount and the corresponding ECL allowance, as of December 31, 2021, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2021	70,685	-	-	70,685
New financial assets originated	69,180	-	-	69,180
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(35,570)	-	-	(35,570)
Changes in measument of financial assets	2,819			2,819
Write-off	-	-	-	-
Other adjustments	(7,471)	-	-	(7,471)
At December 31, 2021	99,643	-	-	99,643

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2021	1,354	-	-	1,354
New financial assets originated	84	-	-	84
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(1,391)			(1,391)
Changes due to changes in credit risk	221	-	-	221
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2021	268	-	-	268

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The following charts show debt instruments at fair value through other comprehensive income cumulative unrealized profit and loss, as of December 31, 2022:

	Less than 12 months				More than 12 months				Total
2022	Amortised cost	Fair value	Unrealized profit	Unrealized loss	Amortised cost	Fair value	Unrealized profit	Unrealized loss	Amortised cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities					-	-	-	-
Chilean Central Bank financial instruments	3,331,635	3,331,264	2,270	(2,641)	-	-	-	-	3,331,635	3,331,264	2,270	(2,641)
Chilean Treasury bonds and notes	834,935	742,717	27	(92,218)	-	-	-	-	834,935	742,717	27	(92,218)
Other Chilean government financial instruments	407	432	25	-	-	-	-	-	407	432	25	-
Subtotal	4,166,977	4,074,413	2,322	(94,859)	-	-	-	-	4,166,977	4,074,413	2,322	(94,859)

Other Chilean debt financial securities
Chilean Bank debt financial instruments	10,082	9,891	17	(207)	-	-	-	-	10,082	9,891	17	(207)
Other Chilean financial instruments	6	7	-	-	-	-	-	-	6	7	-	-
Subtotal	10,088	9,898	17	(207)	-	-	-	-	10,088	9,898	17	(207)

Foreign financial debt securities
Foreign Central Banks financial instruments	1,683,052	1,668,670	39,210	(53,592)	-	-	-	-	1,683,052	1,668,670	39,210	(53,592)
Other foreign debt financial instruments	116,351	127,752	11,401	-	-	-	-	-	116,351	127,752	11,401	-
Subtotal	1,799,403	1,796,422	50,611	(53,592)	-	-	-	-	1,799,403	1,796,422	50,611	(53,592)
Loans and account receivable from customer
Commercial loans	155,990	142,306	-	(13,684)	-	-	-	-	155,990	142,306	-	(13,684)
Subtotal	155,990	142,306	-	(13,684)	-	-	-	-	155,990	142,306	-	(13,684)
					-	-	-	-
Total	6,132,458	6,023,039	52,950	(162,342)	-	-	-	-	6,132,458	6,023,039	52,950	(162,342)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The following charts show debt instruments at fair value through other comprehensive income cumulative unrealized profit and loss, as of December 31, 2021:

	Less than 12 months				More than 12 months				Total
2021	Amortised cost	Fair value	Unrealized profit	Unrealized loss	Amortised cost	Fair value	Unrealized profit	Unrealized loss	Amortised cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank financial instruments	3,257,912	3,258,417	515	(10)	-	-	-	-	3,257,912	3,258,417	515	(10)
Chilean Treasury bonds and notes	1,088,090	981,939	1,051	(107,202)	-	-	-	-	1,088,090	981,939	1,051	(107,202)
Subtotal	4,346,002	4,240,356	1,566	(107,212)	-	-	-	-	4,346,002	4,240,356	1,566	(107,212)

Other Chilean debt financial securities
Chilean Bank debt financial instruments	11,713	11,773	98	(38)	-	-	-	-	11,713	11,773	98	(38)
Other Chilean financial instruments	4,993	1,761	(3,232)	-	-	-	-	-	4,993	1,761	(3,232)	-
Subtotal	16,706	13,534	(3,134)	(38)	-	-	-	-	16,706	13,534	(3,134)	(38)

Foreign financial debt securities					-	-	-	-
Foreign Central Banks financial instruments	1,442,753	1,438,155	1,145	(5,743)	-	-	-	-	1,442,753	1,438,155	1,145	(5,743)
Other foreign debt financial instruments	109,901	111,094	1,193	-	-	-	-	-	109,901	111,094	1,193	-
Subtotal	1,552,654	1,549,249	2,338	(5,743)	-	-	-	-	1,552,654	1,549,249	2,338	(5,743)
Loans and account receivable from customer
Commercial loans	105,480	99,418	-	(6,062)	-	-	-	-	105,480	99,418	-	(6,062)
Subtotal	105,480	99,418	-	(6,062)	-	-	-	-	105,480	99,418	-	(6,062)
					-	-	-	-
Total	6,020,842	5,902,557	770	(119,055)	-	-	-	-	6,020,842	5,902,557	770	(119,055)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING

As of December 31, 2022 and 2021 the Bank holds the following portfolio of derivative instruments for hedging purposes:

	As of December 31, 2022
	Notional amount								Fair value
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Interest rate swaps	-	206,630	447,773	722,845	7,300,878	608,013	1,728,916	11,015,055	213,478	1,166,339
Cross currency swaps	-	84,959	706,859	1,512,048	3,149,733	1,200,889	1,462,413	8,116,901	75,848	333,097
Subtotal	-	291,589	1,154,632	2,234,893	10,450,611	1,808,902	3,191,329	19,131,956	289,326	1,499,436
Cash flow hedge derivatives
Currency forwards	-	176,664	1,839,766	554,696	-	-	-	2,571,126	823	35,332
Cross currency swaps	-	486,032	932,204	2,019,072	6,703,372	2,077,260	2,261,958	14,479,898	187,613	1,254,026
Subtotal	-	662,696	2,771,970	2,573,768	6,703,372	2,077,260	2,261,958	17,051,024	188,436	1,289,358
Total	-	954,285	3,926,602	4,808,661	17,153,983	3,886,162	5,453,287	36,182,980	477,762	2,788,794

	As of December 31, 2021
	Notional amount								Fair value
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Interest rate swaps	-	20,000	190,000	87,817	6,278,000	384,713	1,842,686	8,803,216	22,933	587,702
Cross currency swaps	-	42,926	295,548	3,056,063	1,168,120	2,272,472	1,585,870	8,420,999	493,175	118,199
Subtotal	-	62,926	485,548	3,143,880	7,446,120	2,657,185	3,428,556	17,224,215	516,108	705,901
Cash flow hedge derivatives
Currency forwards	-	238,719	120,343	920,279	-	-	-	1,279,341	3,497	1,590
Cross currency swaps	-	221,147	235,537	1,033,671	5,103,045	3,341,606	3,024,988	12,959,994	109,531	656,719
Subtotal	-	459,866	355,880	1,953,950	5,103,045	3,341,606	3,024,988	14,239,335	113,028	658,309
Total	-	522,792	841,428	5,097,830	12,549,165	5,998,791	6,453,544	31,463,550	629,136	1,364,210

a.	Micro-hedge accounting

Fair value micro-hedge

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. Those hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2022 and 2021, classified by term to maturity:

	As of December 31, 2022
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and account receivable at amortised cost
Commercial loans	-	-	-	180,963	-	-	-	180,963
Debt instruments at FVOCI
US Treasury bonds	-	-	-	-	-	594,713	1,389,080	1,983,793
Time deposits and other time liabilities
Time deposits	-	206,630	447,773	873,822	141,539	-	-	1,669,764
Instrumentos de deuda emitidos
Senior bonds	-	-	-	122,638	2,569,632	1,038,634	757,861	4,488,765
Subordinated bonds	-	-	-	-	84,959	175,555	485,917	746,431
Interbank borrowing
Interbank loans	-	84,959	706,859	1,057,470	-	-	-	1,849,288
Chilean Central Bank loans	-	-	-	-	6,178,000	-	-	6,178,000
Total	-	291,589	1,154,632	2,234,893	8,974,130	1,808,902	2,632,858	17,097,004
Hedging instrument
Cross currency swaps	-	84,959	706,859	1,512,048	2,573,252	1,200,890	903,942	6,981,950
Forwards	-	206,630	447,773	722,845	6,400,878	608,012	1,728,916	10,115,054
Total	-	291,589	1,154,632	2,234,893	8,974,130	1,808,902	2,632,858	17,097,004

	As of December 31, 2021
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and account receivable at amortised cost
Commercial loans	-	42,724	183,713	42,724	-	-	-	269,161
Debt instruments at FVOCI
Chilean sovereign bonds	-	-	-	12,817	-	71,093	18,371	102,281
Mortgage financing bonds	-	202	-	-	-	-	-	202
US Treasury bonds	-	-	-	-	-	213,620	1,226,179	1,439,799
Chilean Treasury bonds	-	-	-	-	-	73,915	-	73,915
Time deposits and other time liabilities
Time deposits	-	20,000	162,538	68,358	-	-	-	250,896
Instrumentos de deuda emitidos:
Senior bonds	-	-	30,000	616,751	1,182,672	2,198,556	1,414,970	5,442,949
Subordinated bonds	-	-	-	-	85,448	-	170,896	256,344
Interbank borrowing
Interbank loans	-	-	-	1,779,882	-	-	-	1,779,882
Chilean Central Bank loans	-	-	-	-	6,178,000	-	-	6,178,000
Total	-	62,926	376,251	2,520,532	7,446,120	2,557,184	2,830,416	15,793,429
Hedging instrument
Cross currency swaps	-	42,926	286,251	2,482,715	1,168,120	2,272,471	987,730	7,240,213
Interest rate swaps	-	20,000	90,000	37,817	6,278,000	284,713	1,842,686	8,553,216
Total	-	62,926	376,251	2,520,532	7,446,120	2,557,184	2,830,416	15,793,429

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued

Cash flow micro-hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable interest rate. The inflation risk that arises in some items is covered by both forwards as well as cross currency swaps.

Below is the notional amount of the hedged items as of December 31, 2022 and 2021, and the period when the cash flows will be generated:

	As of December 31, 2022
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable at amortised cost
Mortgage loans	-	545,747	2,563,558	1,999,451	5,568,862	1,026,081	1,577,002	13,280,701
Debt instruments at FVOCI
Chilean Treasury bonds	-	-	-	-	-	492,370	191,906	684,276
Issued debt instruments
Senior bonds	-	-	-	-	315,999	-	-	315,999
Subordinated bonds	-	70,222	140,444	245,526	818,511	558,809	493,051	2,326,563
Interbank borrowings
Interbank loans	-	46,727	67,967	328,791	-	-	-	443,485
Total	-	662,696	2,771,969	2,573,768	6,703,372	2,077,260	2,261,959	17,051,024
Hedging instrument
Cross currency swaps	-	486,032	932,203	2,019,072	6,703,372	2,077,260	2,261,959	14,479,898
Currency forward	-	176,664	1,839,766	554,696	-	-	-	2,571,126
Total	-	662,696	2,771,969	2,573,768	6,703,372	2,077,260	2,261,959	17,051,024

	As of December 31, 2021
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable at amortised cost
Mortgage loans	-	331,694	355,880	1,131,422	4,364,910	2,015,703	2,176,996	10,376,605
Debt instruments at FVOCI
Chilean Treasury bonds	-	-	-	-	-	532,190	209,411	741,601
Time deposits and other time liabilities
Time deposits	-	-	-	85,448	-	-	-	85,448
Issued debt instruments
Senior bonds (fixed rate)	-	85,448	-	480,736	738,135	793,713	638,581	2,736,613
Interbank borrowings
Interbank loans	-	42,724	-	256,344	-	-	-	299,068
Total	-	459,866	355,880	1,953,950	5,103,045	3,341,606	3,024,988	14,239,335
Hedging instrument
Cross currency swaps	-	221,147	235,537	1,033,671	5,103,045	3,341,606	3,024,988	12,959,994
Currency forwards	-	238,719	120,343	920,279	-	-	-	1,279,341
Total	-	459,866	355,880	1,953,950	5,103,045	3,341,606	3,024,988	14,239,335

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued

i.	Forecasted cash flows for interest rate risk

Below is an estimate of the periods in which cash flows are expected to be produced:

	As of December 31, 2022
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	4,267	4,627	-	-	-	8,894
Outflows	-	(288)	(733)	(5,993)	(10,273)	(5,063)	(4,310)	(26,660)
Net flows	-	(288)	3,534	(1,366)	(10,273)	(5,063)	(4,310)	(17,766)
Hedging instrument
Inflows	-	-	(4,267)	(4,627)	-	-	-	(8,894)
Outflows (*)	-	288	733	5,993	10,273	5,063	4,310	26,660
Net flows	-	288	(3,534)	1,366	10,273	5,063	4,310	17,766

(*)	Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2021
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(86)	-	(97)	(11,819)	(7,727)	(5,619)	(25,348)
Net flows	-	(86)	-	(97)	(11,819)	(7,727)	(5,619)	(25,348)
Hedging instrument
Inflows	-	-	-	-	-	-	-	-
Outflows (*)	-	86	-	97	11,819	7,727	5,619	25,348
Net flows	-	86	-	97	11,819	7,727	5,619	25,348

(*)	Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

ii.	Forecasted cash flows for inflation risk:

	As of December 31, 2022
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	112,209	410,507	397,542	1,197,961	393,717	702,610	3,214,546
Outflows	-	(10,882)	(24,505)	(20,551)	(98,565)	(52,368)	(52,297)	(259,168)
Net flows	-	101,327	386,002	376,991	1,099,396	341,349	650,313	2,955,378
Hedging instrument
Inflows	-	10,882	24,505	20,551	98,565	52,368	52,297	259,168
Outflows	-	(112,209)	(410,507)	(397,542)	(1,197,961)	(393,717)	(702,610)	(3,214,546)
Net flows	-	(101,327)	(386,002)	(376,991)	(1,099,396)	(341,349)	(650,313)	(2,955,378)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued

	As of December 31, 2021
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	29,673	69,969	124,365	756,915	611,335	824,048	2,416,305
Outflows	-	-	(1,722)	(45,306)	(40,278)	(65,673)	(45,406)	(198,385)
Net flows	-	29,673	68,247	79,059	716,637	545,662	778,642	2,217,920
Hedging instrument
Inflows	-	-	1,722	45,306	40,278	65,673	45,406	198,385
Outflows	-	(29,673)	(69,969)	(124,365)	(756,915)	(611,335)	(824,048)	(2,416,305)
Net flows	-	(29,673	(68,247)	(79,059)	(716,637)	(545,662)	(778,642)	(2,217,920)

iii.	Forecasted cash flows for exchange rate risk

	As of December 31, 2022
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(5,687)	(4,281)	(20,192)	(6,784)	(3,208)	(1,606)	(41,759)
Net flows	-	(5,687)	(4,281)	(20,192)	(6,784)	(3,208)	(1,606)	(41,759)
Hedging instrument
Inflows	-	-	-	-	-	-	-	-
Outflows	-	5,687	4,281	20,192	6,784	3,208	1,606	41,759
Net flows	-	5,687	4,281	20,192	6,784	3,208	1,606	41,759

As of December 31, 2021 the Bank had no forecasted cash flows for exchange rate risk.

b.	Other comprehensive income effect

The accumulated effect of the mark to market adjustment of cash flow hedges generated by hedge instruments used in hedged cash flow was recorded in the Consolidated Statements of Changes in Equity, within other comprehensive income, as of December 31, 2022 and 2021, is as follows:

	As of December 31,
Hedged item	2022	2021
	MCh$	MCh$
Interbank loans	(2,343)	974
Time deposits and other time liabilities	-	(8,816)
Issued debt instruments	415	21,701
Debt instruments at FVOCI	(22,571)	(33,509)
Loans and accounts receivable at amortised cost	(94,339)	(353,931)
Total	(118,838)	(373,581)

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that fluctuations of fair value attributable to risk components are almost completely offset.

During the current year, the Bank did not enter into any cash flow hedges relating to forecasted transactions.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued

c.	P&L effect

The amounts recycling from other comprehensive income to income for the year related to cash flow hedges are as follows:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Bond hedging derivatives	(826)	(3,248)	(3,149)
Interbank loans hedging derivatives	(4,762)	(286)	1
Mortgage loans hedging derivatives	(37,698)	(22,160)	-
Cash flow hedge net gain (loss)	(43,286)	(25,694)	(3,148)

See Note 21 - Equity, letter e, for other comprehensive income reconciliation

d.	Net investment hedges in foreign operations

As of December 31, 2022, and 2021, the Bank does not have any foreign net investment hedges nor hedge accounting.

e.	Fair value macro-hedges

	Notional amount
As of December 31, 2022	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Loans and account receivable at amortised cost
Mortgage loans	-	-	-	-	576,481	-	558,470	1,134,951
Commercial loans	-	-	-	-	900,000	-	-	900,000
Total	-	-	-	-	1,476,481	-	558,470	2,034,951
Hedging instrument
Cross currency swaps	-	-	-	-	576,481	-	558,470	1,134,951
Interest rate swaps	-	-	-	-	900,000	-	-	900,000
Total	-	-	-	-	1,476,481	-	558,470	2,034,951

	Notional amount
As of December 31, 2021	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Loans and account receivable at amortised cost
Mortgage loans	-	-	9,298	573,347	-	-	412,190	994,835
Commercial loans	-	-	100,000	50,000	-	100,000	185,950	435,950
Total	-	-	109,298	623,347	-	100,000	598,140	1,430,785
Hedging instrument
Cross currency swaps	-	-	9,298	573,347	-	-	598,140	1,180,785
Interest rate swaps	-	-	100,000	50,000	-	100,000	-	250,000
Total	-	-	109,298	623,347	-	100,000	598,140	1,430,785

As of December 31, 2022, and 2021 Other Assets include MCh$185,810 and MCh$217,979 respectively, related to fair value measurement of net assets or liabilities subject to macrohedges. See Note 14.

As of December 31, 2022, and 2021, Other Liabilities include MCh$124,147 and MCh$68,524 respectively, related to fair value measurement of net assets or liabilities subject to macrohedges. See Note 20.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST

As of December 31, 2022 and 2021 the composition and balances are as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Debt financial instruments
Chilean Central Bank and Government securities	4,867,591	4,691,730
Subtotal	4,867,591	4,691,730
Interbank loans
Foreign banks	32,990	428
Subtotal	32,990	428
Loans and account receivable from customers
Commercial loans	17,023,023	17,049,848
Mortgage loans	15,566,253	13,732,516
Consummer loans	4,953,868	4,694,836
Subtotal	37,543,144	35,477,200

Total	42,443,725	40,169,358

a.	Debt financial instruments

The detail of the instruments classified as Debt instruments at amortised cost is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank bonds	-	-
Chilean Central Bank notes	4,868,485	4,692,441
Other Chilean Central Bank and government securities	-	-
Subtotal	4,868,485	4,692,441

Total	4,868,485	4,692,441

The related credit risk provision amounted to MCh$894 and MCh$711 as of December 31, 2022 and 2021, respectively.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

The changes in the amortised value and the corresponding ECL as of December 31, 2022 is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
Gross carrying amount at January 1, 2022	4,692,441	-	-	4,692,441
New financial assets purchased	-	-	-	-
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	-	-	-	-
Changes due to modifications not derecognised	176,044	-	-	176,044
Other adjustments	-	-	-	-
At December 31, 2022	4,868,485	-	-	4,868,485

	Stage 1	Stage 2	Stage 3	TOTAL
ECL at January 1, 2022	711	-	-	711
New financial assets purchased	-	-	-	-
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	-	-	-	-
Changes due to modifications not derecognised	183	-	-	183
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2022	894	-	-	894

The changes in the amortised value and the corresponding ECL as of December 31, 2021 is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
Gross carrying amount at January 1, 2021	-			-
New financial assets purchased	4,680,639	-	-	4,680,639
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	-	-	-	-
Changes due to modifications not derecognised	11,802	-	-	11,802
Other adjustments	-	-	-	-
At December 31, 2021	4,692,441	-	-	4,692,441

	Stage 1	Stage 2	Stage 3	TOTAL
ECL at January 1, 2021	-	-	-	-
New financial assets purchased	709	-	-	709
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	-	-	-	-
Changes due to modifications not derecognised	2	-	-	2
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2021	711	-	-	711

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

b.	Interbank Loans and Loans and account receivable from customers

	Assets before allowances				ECL allowance (*)
As of December 31, 2022	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interbank loans
Foreign banks	32,991	-	-	32,991	1	-	-	1	32,990
Subtotal	32,991			32,991	1	-	-	1	32,990

Commercial loans
Commercial loans	11,168,530	1,158,198	965,669	13,292,397	62,595	74,972	405,743	543,310	12,749,087
Foreign trade loans	1,525,589	61,981	24,938	1,612,508	6,453	2,262	16,820	25,535	1,586,973
Checking accounts debtors	106,281	16,204	9,776	132,261	1,049	1,179	6,438	8,666	123,595
Credit card debtors	112,483	11,208	8,986	132,677	1,141	1,683	5,671	8,495	124,182
Factoring transactions	859,269	13,438	5,683	878,390	956	587	1,812	3,355	875,035
Leasing transactions	1,113,284	156,368	76,325	1,345,977	6,288	9,478	29,462	45,228	1,300,749
Student loans	39,728	2,016	11,089	52,833	1,284	690	10,747	12,721	40,112
Other loans and accounts receivable	219,294	2,753	15,499	237,546	3,487	505	10,264	14,256	223,290
Subtotal	15,144,458	1,422,166	1,117,965	17,684,589	83,253	91,356	486,957	661,566	17,023,023

Mortgage loans
Loans with mortgage finance bonds	1,648	41	224	1,913	3	1	33	37	1,876
Endorsable mortgage mutual loans	1,769	56	413	2,238	3	2	69	74	2,164
Mortgage mutual financed with mortgage bonds	81,982	780	4,859	87,621	227	23	753	1,003	86,618
Other mortgage mutual loans	14,513,299	364,616	679,780	15,557,695	19,130	10,371	131,460	160,961	15,396,734
Other credit and account receivable	73,382	1,974	4,186	79,542	25	65	591	681	78,861
Subtotal	14,672,080	367,467	689,462	15,729,009	19,388	10,462	132,906	162,756	15,566,253

Consumer loans
Installment consumer loans	3,195,357	177,463	206,540	3,579,360	74,428	60,096	138,842	273,366	3,305,994
Checking account debtors	147,023	1,851	6,782	155,656	6,065	542	4,318	10,925	144,731
Credit card debtors	1,481,073	38,320	24,783	1,544,176	13,318	13,310	17,117	43,745	1,500,431
Leasing transactions	2,468	184	-	2,652	307	9	-	316	2,336
Other consumer loans	175	48	745	968	85	16	491	592	376
Subtotal	4,826,096	217,866	238,850	5,282,812	94,203	73,973	160,768	328,944	4,953,868

Total	34,675,625	2,007,499	2,046,277	38,729,401	196,845	175,791	780,631	1,153,267	37,576,134

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

	Assets before allowances				ECL allowance (*)
As of December 31, 2021	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans
Foreign banks	428	-	-	428	-	-	-	-	428
Subtotal	428	-	-	428	-	-	-	-	428

Commercial loans
Commercial loans	11,605,779	1,320,691	794,211	13,720,681	63,889	90,253	331,548	485,690	13,234,991
Foreign trade loans	1,450,323	66,029	18,440	1,534,792	9,136	2,519	12,179	23,834	1,510,958
Checking accounts debtors	75,454	17,752	9,155	102,361	1,120	1,003	7,131	9,254	93,107
Credit card debtors	100,632	8,305	7,987	116,924	1,379	1,251	6,528	9,158	107,766
Factoring transactions	662,800	12,385	3,317	678,502	2,641	492	2,289	5,422	673,080
Leasing transactions	1,060,573	212,718	64,407	1,337,698	8,266	19,438	28,257	55,961	1,281,737
Student loans	43,002	4,413	8,599	56,014	1,046	590	5,821	7,457	48,557
Other loans and accounts receivable	94,871	2,233	9,137	106,241	1,172	443	4,974	6,589	99,652
Subtotal	15,093,434	1,644,526	915,253	17,653,213	88,649	115,989	398,727	603,365	17,049,848

Mortgage loans
Loans with mortgage finance bonds	3,714	347	240	4,301	5	7	39	51	4,250
Endorsable mortgage mutual loans	3,075	484	364	3,923	9	10	61	80	3,843
Mortgage mutual financed with mortgage bonds	79,797	1,805	3,376	84,978	168	45	448	661	84,317
Other mortgage mutual loans	12,879,267	365,052	536,957	13,781,276	25,198	12,658	104,766	142,622	13,638,654
Other credit and account receivable	746	150	800	1,696	5	8	231	244	1,452
Subtotal	12,966,599	367,838	541,737	13,876,174	25,385	12,728	105,545	143,658	13,732,516

Consumer loans
Installment consumer loans	3,229,118	155,656	208,139	3,592,913	108,359	33,244	134,743	276,346	3,316,567
Checking accounts debtors	119,402	2,087	1,108	122,597	4,380	440	622	5,442	117,155
Credit card debtors	1,251,952	20,611	7,761	1,280,324	12,906	4,476	4,839	22,221	1,258,103
Leasing transactions	3,068	110	22	3,200	272	19	15	306	2,894
Other consumer loans	55	49	109	213	22	18	56	96	117
Subtotal	4,603,595	178,513	217,139	4,999,247	125,939	38,197	140,275	304,411	4,694,836

Total	32,664,056	2,190,877	1,674,129	36,529,062	239,973	166,914	644,547	1,051,434	35,477,628

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

a.	Interbank loans

The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2022, is as follows:

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2022	428	-	-	-	-	-	428
Transfers:
Transfers from stage 1 to stage 2	-	-	-	-	-	-	-
Transfers from stage 1 to stage 3	-	-	-	-	-	-	-
Transfers from stage 2 to stage 3	-	-	-	-	-	-	-
Transfers from stage 2 to stage 1	-	-	-	-	-	-	-
Transfers from stage 3 to stage 2	-	-	-	-	-	-	-
Transfers from stage 3 to stage 1	-	-	-	-	-	-	-
Net changes of financial assets	32,561	-	-	-	-	-	32,561
Write-off	-	-	-	-	-	-	-
Other adjustments	2	-	-	-	-	-	2
At December 31, 2022	32,991	-	-	-	-	-	32,991

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2022	-	-	-	-	-	-	-
Transfers
Transfers to stage 2	-	-	-	-	-	-	-
Transfers to stage 3	-	-	-	-	-	-	-
Transfers to stage 3	-	-	-	-	-	-	-
Transfers to stage 1	-	-	-	-	-	-	-
Transfers to stage 2	-	-	-	-	-	-	-
Transfers to stage 1	-	-	-	-	-	-	-
Net changes of the exposure and modifications in credit risk	1	-	-	-	-	-	1
Write-off	-	-	-	-	-	-	-
Other adjustments	-	-	-	-	-	-	-
At December 31, 2022	1	-	-	-	-	-	1

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2021, is as follows:

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2021	18,930	-	-	-	-	-	18,930
Transfers:
Transfers from stage 1 to stage 2	-	-	-	-	-	-	-
Transfers from stage 1 to stage 3	-	-	-	-	-	-	-
Transfers from stage 2 to stage 3	-	-	-	-	-	-	-
Transfers from stage 2 to stage 1	-	-	-	-	-	-	-
Transfers from stage 3 to stage 2	-	-	-	-	-	-	-
Transfers from stage 3 to stage 1	-	-	-	-	-	-	-
Net changes of financial assets	(18,502)	-	-	-	-	-	(18,502)
Write-off	-	-	-	-	-	-	-
Other adjustments	-	-	-	-	-	-	-
At December 31, 2021	428	-	-	-	-	-	428

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2021	1	-	-	-	-	-	1
Transfers
Transfers to stage 2	-	-	-	-	-	-	-
Transfers to stage 3	-	-	-	-	-	-	-
Transfers to stage 3	-	-	-	-	-	-	-
Transfers to stage 1	-	-	-	-	-	-	-
Transfers to stage 2	-	-	-	-	-	-	-
Transfers to stage 1	-	-	-	-	-	-	-
Net changes of the exposure and modifications in credit risk	(1)	-	-	-	-	-	(1)
Write-off	-	-	-	-	-	-	-
Other adjustments	-	-	-	-	-	-	-
At December 31, 2021	-	-	-	-	-	-	-

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

b.	Commercial loans

The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2022, is as follows:

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2022	10,377,271	4,716,168	1,411,363	233,158	551,237	364,016	17,653,213
Transfers:
Transfers from stage 1 to stage 2	(539,387)	(492,763)	539,387	492,763	-	-	-
Transfers from stage 1 to stage 3	(2,169)	(57,501)	-	-	2,169	57,501	-
Transfers from stage 2 to stage 3	-	-	(234,165)	(256,444)	234,165	256,444	-
Transfers from stage 2 to stage 1	397,703	350,391	(397,703)	(350,391)	-	-	-
Transfers from stage 3 to stage 2	-	-	27,958	154,166	(27,958)	(154,166)	-
Transfers from stage 3 to stage 1	-	369	-	-	-	(369)	-
Net changes of financial assets	735,541	(262,145)	(154,244)	(44,096)	(9,790)	(14,601)	250,665
Write-off	-	-	-	-	(66,456)	(74,191)	(140,647)
Other adjustments	(83,178)	4,158	(1)	415	1	(37)	(78,642)
At December 31, 2022	11,885,781	4,258,677	1,192,595	229,571	683,368	434,597	17,684,589

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2022	50,052	38,597	101,334	14,655	222,516	176,211	603,365
Transfers
Transfers to stage 2	(7,575)	(31,569)	19,943	82,410	-	-	63,209
Transfers to stage 3	(13)	(2,858)	-	-	666	12,082	9,877
Transfers to stage 3	-	-	(19,924)	(50,214)	76,362	84,285	90,509
Transfers to stage 1	12,752	6,295	(28,387)	(42,778)	-	-	(52,118)
Transfers to stage 2	-	-	10,409	15,418	(9,992)	(34,993)	(19,158)
Transfers to stage 1	-	15	-	-	-	(303)	(288)
Net changes of the exposure and modifications in credit risk	(16,913)	30,964	(22,255)	10,385	62,668	34,611	99,460
Write-off	-	-	-	-	(66,456)	(74,191)	(140,647)
Other adjustments	415	3,091	(26)	386	(2)	3,493	7,357
At December 31, 2022	38,718	44,535	61,094	30,262	285,762	201,195	661,566

ECL allowance of corporate loans in stage 3, includes MCh$105,837 from cash flow discounted methodology.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2021, is as follows:

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2021	9,723,988	4,534,810	1,589,715	228,591	530,066	380,019	16,987,189
Transfers:
Transfers from stage 1 to stage 2	(915,643)	(215,952)	915,643	215,952	-	-	-
Transfers from stage 1 to stage 3	(6,966)	(26,769)	-	-	6,966	26,769	-
Transfers from stage 2 to stage 3	-	-	(174,851)	(138,464)	174,851	138,464	-
Transfers from stage 2 to stage 1	632,584	105,704	(632,584)	(105,704)	-	-	-
Transfers from stage 3 to stage 2	-	-	4,410	60,942	(4,410)	(60,942)	-
Transfers from stage 3 to stage 1	-	67	-	-	-	(67)	-
Net changes of financial assets	1,571,979	(281,046)	(290,971)	(28,054)	(76,707)	(29,762)	865,439
Write-off	-	-	-	-	(79,529)	(90,845)	(170,374)
Other adjustments	(36,430)	7,541	1	(105)	-	380	(28,613)
At December 31, 2021	10,969,512	4,124,355	1,411,363	233,158	551,237	364,016	17,653,641

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2021	39,174	41,358	65,452	44,315	261,505	193,268	645,072
Transfers
Transfers to stage 2	(11,895)	(24,694)	51,953	46,093	-	-	61,457
Transfers to stage 3	(84)	(1,515)	-	-	1,696	10,432	10,529
Transfers to stage 3	-	-	(24,577)	(30,672)	66,562	53,132	64,445
Transfers to stage 1	9,294	5,223	(23,462)	(15,905)	-	-	(24,850)
Transfers to stage 2	-	-	297	2,129	(1,715)	(12,595)	(11,884)
Transfers to stage 1	-	17	-	-	-	(78)	(61)
Net changes of the exposure and modifications in credit risk	12,551	18,202	31,673	(31,186)	(26,003)	22,819	28,056
Write-off	-	-	-	-	(79,529)	(90,845)	(170,374)
Other adjustments	1.012	6	(2)	(119)	-	78	975
At December 31, 2021	50,052	38,597	101,334	14,655	222,516	176,211	603,365

ECL allowance of corporate loans in stage 3, includes MCh$87,418 from cash flow discounted methodology.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

c.	Mortgage loans

The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2022, is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2022	12,966,600	367,837	541,737	13,876,174
Transfers:
Transfers from stage 1 to stage 2	(770,851)	770,851	-	-
Transfers from stage 1 to stage 3	(127,190)	-	127,190	-
Transfers from stage 2 to stage 3	-	(326,428)	326,428	-
Transfers from stage 2 to stage 1	752,897	(752,897)	-	-
Transfers from stage 3 to stage 2	-	289,978	(289,978)	-
Transfers from stage 3 to stage 1	588		(588)	-
Net changes of financial assets	1,854,186	18,544	6,882	1,879,612
Write-off	-		(22,282)	(22,282)
Other adjustments	(4,150)	(418)	73	(4,495)
At December 31, 2022	14,672,080	367,467	689,462	15,729,009

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2022	25,385	12,728	105,545	143,658
Transfers
Transfers from stage 1 to stage 2	(7,352)	26,822	-	19,470
Transfers from stage 1 to stage 3	(2,210)	-	10,838	8,628
Transfers from stage 2 to stage 3	-	(20,901)	30,498	9,597
Transfers from stage 2 to stage 1	6,022	(30,066)	-	(24,044)
Transfers from stage 3 to stage 2	-	19,302	(35,285)	(15,983)
Transfers from stage 3 to stage 1	4	-	(233)	(229)
Net changes of the exposure and modifications in credit risk	(2,464)	2,585	43,782	43,903
Write-off	-	-	(22,282)	(22,282)
Other adjustments	3	(8)	43	38
At December 31, 2022	19,388	10,462	132,906	162,756

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2021, is as follows:

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

d.	Consumer loans

The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2022, is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2022	4,603,589	178,519	217,139	4,999,247
Transfers:
Transfers from stage 1 to stage 2	(658,444)	658,444	-	-
Transfers from stage 1 to stage 3	(34,730)	-	34,730	-
Transfers from stage 2 to stage 3	-	(336,208)	336,208	-
Transfers from stage 2 to stage 1	342,438	(342,438)	-	-
Transfers from stage 3 to stage 2	-	113,277	(113,277)	-
Transfers from stage 3 to stage 1	16,545	-	(16,545)	-
Net changes of financial assets	556,707	(53,732)	(44,453)	458,522
Write-off	-	-	(174,919)	(174,919)
Other adjustments	(9)	4	(33)	(38)
At December 31, 2022	4,826,096	217,866	238,850	5,282,812

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2022	125,939	38,197	140,275	304,411
Transfers:
Transfers from stage 1 to stage 2	(91,772)	166,623	-	74,851
Transfers from stage 1 to stage 3	(8,244)	-	17,516	9,272
Transfers from stage 2 to stage 3	-	(140,415)	175,093	34,678
Transfers from stage 2 to stage 1	21,587	(87,763)	-	(66,176)
Transfers from stage 3 to stage 2	-	41,172	(63,765)	(22,593)
Transfers from stage 3 to stage 1	498	-	(15,308)	(14,810)
Net changes of the exposure and modifications in the credit risk	46,196	56,153	81,891	184,240
Write-off	-	-	(174,920)	(174,920)
Other adjustments	(1)	6	(14)	(9)
At December 31, 2022	94,203	73,973	160,768	328,944

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2021, is as follows:

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

In the course of 2022, the Bank has updated the macro-economic information and scenarios, resulting in an increase of ECL allowance of MCh$73,000, which were covered with post-model adjustment previously recorded. As of December 31, 2022  the Bank maintains MCh$91,351 in residual overlays, to face future macro-economic information and scenarios updates and to cover certain defaulted loans from mortgage and other commercial portfolios and specific clients.

In 2021, the Bank has updated the macro-economic scenarios, resulting an increase of ECL allowance of MCh$43,000 and releasing the post-model adjustement established for 2020 (MCh$59,000).

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 09 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

Investments in associates and other companies are shown in the following table:

	Ownership interest As of December 31,			Carrying value As of December 31,			Profit and loss As of December 31,
	2022%	2021%	2020%	2022 MCh$	2021 MCh$	2020 MCh$	2022 MCh$	2021 MCh$	2020 MCh$
Redbanc S.A. (*)	33.43	33.43	-	3,800	3,321	-	572	472	-
Transbank S.A. (*)	25.00	25.00	-	27,732	21,288	-	6,508	(3,046)	-
Centro de Compensación Automatizado S.A.	33.33	33.33	33.33	5,172	3,664	2,788	1,567	876	603
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	29.29	1,949	1,769	1,633	442	344	302
Cámara de Compensación de Alto Valor S.A.	15.00	15.00	15.00	1,110	1,008	971	140	58	28
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00	3,169	3,134	3,476	804	437	337
Servicios de Infraestructura de Mercado OTC S.A.	12.48	12.48	12.48	1,682	1,561	1,528	109	33	(24)
Subtotal				44,614	35,745	10,396	10,142	(826)	1,246
Shares or rights in other companies
Bladex				-	-	136	-	188	-
Stock Exchanges				1,964	1,941	2,445	168	163	142
Others				8	8	10	-	-	-
Total				46,586	37,694	12,987	10,310	(475)	1,388

(*)	In December 2021, the Bank reclassified its participation in Redbanc S.A. and Transbank S.A. as Investment in associates, after its prior decision to classify them as “Non-current assets held for sale and discontinued operations”, due to lack of buyers. See Note 1 v) and Note 39.

In April 22, 2021, Transbank held an extraordinary shareholders meeting, were the members approved a capital increase of MCh$30,000. In June 22, 2021, at the ordinary Board of Directors meeting, the Bank approved the contribution, the first contribution was made on July for MCh$2,500 and the second on September for MCh$4,999.

a.	Equity instruments at fair value through other comprehensive income

As described in Note 1 g), the Bank has elected to measure equity instruments at FVOCI and thus present in OCI changes in the fair value. Those equity investment are considered “strategic investments”, are not held for trading and are not material.

Dividends are recognised in the income statements under “Income from investments in associates and other companies”.

In July 2021, the Bank sold its participation in Bladex.

The fair value of these equity investments is as follows:

	December 31,
	2022	2021
	MCh$	MCh$
Stock exchange	1,964	1,941
Others	8	8
Total	1,972	1,949

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 09 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

b.	Summary of financial information of associates as of and for the years ended December 31, 2022, 2021 and 2020:

	As of December 31,
	2022				2021				2020
	Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Redbanc S.A.	30,518	19,150	9,657	1,711	28,410	18,475	8,522	1,413	25.483	16.820	8.018	645
Transbank S.A.	14,982,071	13,872,786	848,977	260,308	1,317,587	1,232,689	97,337	(12,439)	1.006.137	938.800	84.007	(16.670)
Centro de Compensación Automatizado S.A.	19,342	4,295	10,345	4,702	13,247	2,519	8,100	2,628	11,134	2,953	6,371	1,810
Sociedad Interbancaria de Depósito de Valores S.A.	7,717	463	5,746	1,508	6,676	358	5,143	1,175	5,840	314	4,496	1,030
Cámara de Compensación de Alto Valor S.A.	8,357	1,004	6,423	930	7,569	931	6,246	392	7,158	722	6,246	190
Administrador Financiero del Transantiago S.A.	60,738	40,113	16,604	4,021	54,437	35,279	17,233	1,925	49,841	30,670	17,227	1,944
Servicios de Infraestructura de Mercado OTC S.A.	16,631	3,418	13,210	3	35,640	23,023	12,246	371	14,480	2,232	12,441	(193)
Total	15,125,374	13,941,229	910,962	273,183	1,463,566	1,313,274	154,827	(4,535)	1,120,073	992,511	138,806	(11,244)

c.	Restrictions over the ability of associated companies to transfer funds to investors

There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends, refund of loans, or advance payments to the Bank.

d.	Activity with respect to investments in other companies in 2022, 2021 and 2020 is as follows:

	As of December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$

Opening balance as of January 1,	37,694	12,987	10,177
Acquisition of investments	-	27,233	-
Sale of investments	-	(136)	(20)
Participation in income	10,310	(475)	1,388
Dividends received	526	506	508
Other adjustments	(1,944)	(2,421)	934

Closing balances as of December 31,	46,586	37,694	12,987

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 10 - INTANGIBLE ASSETS

As of December 31, 2022 and 2021, the composition of intangible assets is as follows:

			As of December 31, 2022
	Average remaining useful life	Net opening balance as of January 1, 2021	Gross balance	Accumulated amortisation	Net balance
		MCh$	MCh$	MCh$	MCh$

Licenses		-	-	-	-
Software development	2	95,411	351,309	(243,520)	107,789

Total		95,411	351,309	(243,520)	107,789

			As of December 31, 2021
	Average remaining useful life	Net opening balance as of January 1, 2021	Gross balance	Accumulated amortisation	Net balance
		MCh$	MCh$	MCh$	MCh$

Licenses		-	-	-	-
Software development	2	82,537	294,745	(199,334)	95,411

Total		82,537	294,745	(199,334)	95,411

The changes in the value of intangible assets during the periods ended December 31, 2022 and December 31, 2021 is as follows:

i.	Gross balance

Gross balances	Software development	Total
	MCh$	MCh$

Balances as of January 1, 2022	294,745	294,745
Acquisitions	54,899	54,899
Disposals and impairment	(145)	(145)
Other	1,810	1,810
Balances as of December 31, 2022	351,309	351,311

Balances as of January 1, 2021	284,534	284,534
Acquisitions	47,487	47,487
Disposals and impairment	(37,276)	(37,276)
Other	-	-
Balances as of December 31, 2021	294,745	294,745

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 10 - INTANGIBLE ASSETS. continued

ii.	Accumulated amortisation

Accumulated amortisation	Software development	Total
	MCh$	MCh$

Balances as of January 1, 2022	(199,334)	(199,334)
Year’s amortisation	(42,376)	(42,376)
Other changes	(1,810)	(1,810)
Balances as of December 31, 2022	(243,520)	(243,520)

Balances as of January 1, 2021	(201,997)	(201,997)
Year’s amortisation	(32,252)	(32,252)
Other changes	34,915	34,915
Balances as of December 31, 2021	(199,334)	(199,334)

The Bank has no restriction on intangible assets as of December 31, 2022 and 2021. Additionally, intangible assets have not been pledged as guarantee for fulfillment of financial liabilities, and the Bank has no debt related to Intangible assets as of those dates.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 11 - FIXED ASSETS

As of December 31, 2022 and 2021, the composition of property, plant, and equipment balances is as follows:

		As of December 31, 2022
	Net opening balance as of January 1, 2022	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Buildings	144,731	311,363	(165,563)	145,800
Land	15,478	15,021	-	15,021
Equipment	57,569	296,022	(247,744)	48,278
Other	19,161	99,536	(70,540)	28,996
Total	236,939	721,942	(483,847)	238,095

		As of December 31, 2021
	Net opening balance as of January 1, 2021	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Buildings	152,247	306,153	(161,422)	144,731
Land	15,447	15,478	-	15,478
Equipment	52,448	278,176	(220,607)	57,569
Other	20,712	82,433	(63,272)	19,161
Total	240,854	682,240	(445,301)	236,939

The changes in the value of property, plant, and equipment as of December 31, 2022 and 2021 is as follows:

i.	Gross balance

2022	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	306,153	15,478	278,176	82,433	682,240
Additions	26,690	-	14,941	16,762	58,393
Disposals	(15,684)	(457)	(410)	(2,139)	(18,690)
Impairment due to damage	-	-	-	-	-
Other	(5,796)	-	3,315	2,480	(1)
Balances as of December 31, 2022	311,363	15,021	296,022	99,536	721,942

2021	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	293,022	15,477	243,084	75,159	626,742
Additions	16,687	1	37,275	4,032	57,995
Disposals	(52)	-	(1,854)	(592)	(2,498)
Impairment due to damage	-	-	-	-	-
Other	(3,504)	-	(329)	3,834	1
Balances as of December 31, 2021	306,153	15,478	278,176	82,433	682,240

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 11 - FIXED ASSETS, continued

ii.	Accumulated depreciation

2022	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	(161,422)	-	(220,607)	(63,272)	(445,301)
Depreciation charges in the period	(19,481)	-	(27,498)	(9,318)	(56,297)
Sales and disposals in the period	15,340	-	361	2,050	17,751
Other	-	-	-	-	-
Balances as of December 31, 2022	(165,563)	-	(247,744)	(70,540)	(483,847)

2021	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	(140,805)	-	(190,636)	(54,447)	(385,888)
Depreciation charges in the period	(20,620)	-	(30,976)	(9,308)	(60,904)
Sales and disposals in the period	3	-	1,005	483	1,491
Other	-	-	-	-	-
Balances as of December 31, 2021	(161,422)	-	(220,607)	(63,272)	(445,301)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 12 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS

The composition of the right of use assets as of December 31, 2022 and 2021 is as follows:

		As of December 31, 2022
2022	Opening balances as of January 1, 2022	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Land and building	137,879	231,603	(97,808)	133,795
Other	-	-	-	-
Total	137,879	231,603	(97,808)	133,795

		As of December 31, 2021
2021	Opening balances as of January 1, 2021	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Land and building	147,997	212,446	(74,567)	137,879
Other	-	-	-	-
Total	147,997	212,446	(74,567)	137,879

The movement of the right of use assets under lease during the 2022 and 2021 period, is as follows:

i.	Gross balance

2022	Land and building	Other	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2022	212,446	-	212,446
Additions	31,207	-	31,207
Disposals	(12,050)	-	(12,050)
Impairment	-	-	-
Other	-		-
Balances as of December 31, 2022	231,603	-	231,603

2021	Land and building	Other	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2021	197,573	-	197,573
Additions	25,582	-	25,582
Disposals	(10,709)	-	(10,709)
Impairment	-	-	-
Other	-		-
Balances as of December 31, 2021	212,446	-	212,446

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 12 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS, continued

ii.	Accumulated amortisation

2022	Land and building	Other	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2022	(74,567)	-	(74,567)
Amortisation for the period	(31,319)	-	(31,319)
Sales and disposals during the period	8,078	-	8,078
Transfers	-	-	-
Others	-	-	-
Balances as of December 31, 2022	(97,808)	-	(97,808)

2021	Land and building	Other	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2021	(49,576)	-	(49,576)
Amortisation for the period	(28,899)	-	(28,899)
Sales and disposals during the period	3,908	-	3,908
Transfers	-	-	-
Others	-	-	-
Balances as of December 31, 2021	(74,567)	-	(74,567)

a.	Lease liability

As of December 31, 2022 and 2021, the composition of lease liability balances are composed as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Lease liability	137,089	139,795
Total	137,089	139,795

b.	Expenses associated with assets for the right of use leased assets and lease liability

	As of December 31,
	2022	2021
	MCh$	MCh$
Depreciation	31,319	28,899
Interests	2,283	2,283
Short term lease	3,844	3,844
Total	37,446	35,026

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 12 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS, continued

c.	As of December 31, 2022 and 2021, the maturity level of the lease liability, according to their contractual maturity is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Due within 1 year	25,902	23,391
Due after 1 year but within 2 years	24,862	23,390
Due after 2 years but within 3 years	22,093	21,730
Due after 3 years but within 4 years	19,565	18,888
Due after 4 years but within 5 years	13,220	16,360
Due after 5 years	31,447	36,036
Total	137,089	139,795

d.	Operational leases – lessor

As of December 31, 2022 and 2021, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Due within 1 year	1,090	1,062
Due after 1 year but within 2 years	1,805	1,081
Due after 2 years but within 3 years	582	902
Due after 3 years but within 4 years	475	690
Due after 4 years but within 5 years	470	624
Due after 5 years	1,194	1,403
Total	5,616	5,762

e.	As of December 31, 2022 and 2021, the Bank has no financial leases which cannot be unilaterally rescinded.

f.	The Bank has no restriction on property, plant and equipment as of December 31, 2022 and 2021. Additionally, the property, plant and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 13 - CURRENT AND DEFERRED TAXES

a.	Current taxes

As of December 31, 2022 and 2021, the Bank recognises taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(36,514)	(121,534)
Current tax liabilities	148,680	-

Total tax payable (recoverable)	112,166	(121,534)

(Assets) liabilities current taxes detail (net)
Income tax, tax rate	147,668	4,434
Minus:
Provisional monthly payments	(33,021)	(138,515)
Credit for training expenses	(2,039)	(2,110)
Grant credits	(1,160)	-
Other	718	14,657
Total tax payable (recoverable)	112,166	(121,534)

b.	Effect on income

The effect of income tax expense on income for the years ended December 31, 2022, 2021 and 2020 is comprised of the following items:

	As of December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Income tax expense
Current tax	139,961	4,434	174,205

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(52,181)	226,810	(28,465)
Valuation provision		-	-
Subtotals	87,780	231,244	145,740
Tax for rejected expenses (Article No21)	236	210	1,354
Other	5,608	(9,790)	(4,561)
Net charges for income tax expense	93,624	221,664	142,533

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 13 - CURRENT AND DEFERRED TAXES, continued

c.	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2022, 2021 and 2020, is as follows:

	For the year ended,
	2022		2021		2020
	Tax rate	Amount	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$	%	MCh$

Tax calculated over profit before tax	27.00	238,415	27.00	290,005	27.00	187,721
Price level restatement for tax purposes (1)	(18.70)	(165,164)	(7.56)	(81,235)	(6.15)	(42,730)
Single penalty tax (rejected expenses)	0.03	236	(0.01)	210	0.19	1,354
Other	2.28	20,137	0.00	12,684	(0.55)	(3,812)
Effective tax rates and expenses for income tax	10.61	93,624	19.43	221,664	20.50	142,533

(1)	Mainly corresponds to the permanent differences originated from the Tax Capital Monetary Correction and the effect of the bonds received under article 104 of the Tax Law.

d.	Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the years ended December 31, 2022 and 2021:

	As of December 31,
	2022	2021
	MCh$	MCh$
Deferred tax assets
Debt instruments at FVOCI	76,512	33,489
Cash flow hedges	35,689	100,867
Total deferred tax assets recognised through other comprehensive income	112,201	134,356

Deferred tax liabilities
Debt instruments at FVOCI	(46,976)	(1,839)
Cash flow hedges	(3,603)	-
Total deferred tax liabilities recognised through other comprehensive income	(50,579)	(1,839)

Net deferred tax balances in equity	61,622	132,517

Deferred taxes in equity attributable to shareholders of the Bank	61,821	132,724
Deferred tax in equity attributable to non-controlling interests	(199)	(207)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 13 - CURRENT AND DEFERRED TAXES, continued

e.	Effect of deferred taxes on income

As of December 31, 2022 and 2021, the Bank has recorded effects for deferred taxes in the financial statements:

	As of December 31,
	2022	2021
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	17,670	9,815
Extraordinary charge-offs	29,613	12,687
Assets received in lieu of payment	1,223	2,843
Exchange rate adjustments	-	16,611
Property, plant and equipment valuation	4,708	1,545
Allowance for loan losses	276,364	329,028
Provision for expenses	88,372	83,174
Derivatives	50	-
Leased assets	95,152	107,564
Subsidiaries tax losses	5,570	12,757
Right of use assets	887	516
Others	9,444	-
Total deferred tax assets	529,053	576,540

Deferred tax liabilities
Valuation of investments	423	151,062
Fixed assets valuation	-	2,001
Prepaid expenses	7,285	18,895
Valuation provision	3,147	8,228
Derivatives	289,352	245,517
Exchange rate adjustments	8,779	-
Other	17,162	113
Total deferred tax liabilities	326,148	425,816

f.	Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income:

	As of December 31,
	2022	2021
	MCh$	MCh$
Deferred tax assets
Recognised through other comprehensive income	112,201	134,356
Recognised through profit or loss	529,053	576,540
Total deferred tax assets	641,254	710,896

Deferred tax liabilities
Recognised through other comprehensive income	50,579	1,839
Recognised through profit or loss	326,148	425,816
Total deferred tax liabilities	376,727	427,655

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 14 - OTHER ASSETS

Other Assets includes the following:

	As of December 31,
	2022	2021
	MCh$	MCh$

Assets available to be granted under the financial leasing agreements	32,220	51,957
Guarantee deposits (margin accounts) (1)	2,442,325	1,988,410
Gold investments	715	718
VAT credit	44,180	38,844
Prepaid expenses (2)	245,937	322,887
Valuation adjustments by macro hedge (3)	160,531	217,979
Pension plan assets	542	523
Accounts and notes receivable	184,989	92,039
Brokerage dealer and simultaneous transactions	243,345	44,860
Other cash submitted guarantess	2	41,195
In-progress operation	31,709	15,163
Other assets (4)	192,850	118,239
Total	3,579,345	2,932,814

(1)	Guarantee deposits (margin accounts) correspond to collateral associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.

(2)	Under this item, the Bank has recorded prepaid expense related to the Santander LATAM Pass programme, which is consumed on a monthly basis in accordance with the client use of Bank’s transactional products and therefore the Bank assigned the respective LATAM Pass miles. In May 2020, LATAM Airlines Group S.A began a reorganization process under Chapter 11, with an aim to continue operating. LATAM has publicly stated its intention to honor all current and future tickets, as well as travel vouchers, miles and frequent flyer programmes, which has been ratified by the bankruptcy court of New York (in charge of chapter 11). In addition, LATAM formalized two tranches of the DIP (Debtor in Possession) financing proposal for a total of USD 2,200 million, obtaining all resources necessary to continue operating during the crisis. In October 2020, the company made its first disbursement for US$1,150 million from the DIP financing, which represents 50% of the amount available and allowed to reestablish its operations and start preparing its reorganization plan. On January 27, 2021, the request made by LATAM to postpone the deadline for submitting its reorganization plan was approved. On November 26, 2021, LATAM submitted to the Bankruptcy court a Reorganization Plan supported by main stakeholders to strengthen the capital structure and long-term sustainability. The plan includes the injection of US$8,190 million through capital, convertible bonds and debt, with the purposes of allowing the company to exit from Chapter 11 with appropriate capitalization to execute its business plan.

(3)	Net assets and liabilities fair value valuation subject to macro hedges. See Note 7.

(4)	Other assets mainly include settlement of derivatives and other financial transactions.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 15 - NON CURRENT ASSETS AND DISPOSAL GROUPS FOR SALE

The non-current assets held for sales is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$

Assets received or awarded in lieu of payment
Assets received in lieu of payment	14,231	10,921
Assets awarded at judicial sale	22,573	16,899
Provision on assets received in lieu of payment or awarded	(1,182)	(406)
Subtotal	35,622	27,414
Non current assets held for sale
Assets recovered from leasing for sale	4,736	2,474
Subtotal	4,736	2,474

Total	40,358	29,888

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 16 - FINANCIAL LIABILITIES FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS

A financial liability is classified as a financial liability at fair value through profit or loss if is held for trading or it is designated by the entity as at fair value through profit or loss (under specified conditions). The Bank has not designated financial liabilities at FVPL.

A financial liability is held for trading if it is incurred principally for the purpose of repurchasing it in the near term or it is a derivative. The Bank only has derivatives under this classification, whose purpose is to hedge the exchange rate and interest rate risk related to future obligations.

	As of December 31,
	2022	2021
	MCh$	MCh$
Financial derivative contracts
Forwards	1,818,024	1,199,062
Swaps	9,497,035	8,305,894
Call Options	2,794	1,137
Put Options	1,467	938
Total	11,319,320	9,507,031

As of December 31, 2022 and 2021 the Bank holds the following portfolio of financial liabilities derivative contracts:

	As of December 31, 2022
	Notional amount
	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	-	10,130,103	7,474,471	10,559,457	4,725,547	1,913,113	2,034,929	36,837,620	1,818,024
Interest rate swaps	-	4,042,822	9,226,258	26,018,228	25,470,384	11,344,275	15,274,620	91,376,587	3,935,401
Cross currency swaps	-	726,140	1,580,644	5,192,387	18,051,948	10,879,098	20,229,246	56,659,463	5,561,634
Call currency options	-	289,795	70,941	10,365	-	-	-	371,101	2,794
Put currency options	-	68,099	11,304	27,612	-	-	-	107,015	1,467
Total	-	15,256,959	18,363,618	41,808,049	48,247,879	24,136,486	37,538,795	185,351,786	11,319,320

	As of December 31, 2021
	Notional amount
	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	-	5,369,842	4,957,261	6,398,764	3,301,424	2,119,432	1,952,222	24,098,945	1,199,062
Interest rate swaps	-	1,131,174	5,367,798	13,652,696	19,103,274	12,988,788	20,012,086	72,255,816	2,997,634
Cross currency swaps	-	659,937	1,408,678	7,215,300	22,141,245	23,952,436	36,666,238	92,043,834	5,308,260
Call currency options	-	3,101	6,284	9,458	427	-	-	19,270	1,137
Put currency options	-	3,023	16,476	166,365	-	-	-	185,864	938
Total	-	7,167,077	11,756,497	27,442,583	44,546,370	39,060,656	58,630,546	188,603,729	9,507,031

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST

	As of December 31,
	2022	2021
	MCh$	MCh$
Deposits and other demand liabilities
Checking accounts	11,711,969	14,385,633
Demand accounts	630,807	1,155,891
Other demand deposits	379,331	607,718
Obligation related to payments cards provision	6,758	9,624
Other demand liabilities	1,357,361	1,742,072
Subtotal	14,086,226	17,900,938
Time deposits and other time liabilities
Time deposits	12,779,206	9,926,507
Time savings account	191,257	195,570
Other time liabilities	8,327	8,978
Subtotal	12,978,790	10,131,055
Obligations under repurchase agreements
Operation with foreign banks	103,425	-
Operation with other Chilean entities	211,930	86,634
Subtotal	315,355	86,634
Interbank borrowings
Loans from chilean financial institutions	41,317	1,226
Loans from foreign financial institutions	3,239,358	3,213,918
Loans from Chilean Central Bank	5,584,090	5,611,439
Subtotal	8,864,765	8,826,583
Issue debt instruments
Mortgage finance bonds	3,798	7,479
Senior bonds	7,080,472	6,846,834
Mortgage bond	81,623	81,110
Subtotal	7,165,893	6,935,423
Other financial liabilities
Other domestic obligations	292,417	182,737
Foreign obligations	578	170
Subtotal	292,995	182,907

Total	43,704,024	44,063,540

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

a.	Obligations under from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2022 and 2021, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2022				2021
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Treasury bonds and notes	186,891	109	-	186,800	76,725	-	-	76,725
Other Chilean government financial instruments	-	-	-	-	9,829	-	-	9,829
Subtotal	186,891	109	-	186,800	86,554	-	-	86,554
Other Chilean debt financial securities
Chilean Bank debt financial instruments	84	-	-	84	80	-	-	80
Subtotal	84	-	-	84	80	-	-	80
Foreign financial debt securities
Other foreign debt financial instruments	128,471	-	-	128,471	-	-	-	-
Subtotal	128,471	-	-	128,471	-	-	-	-

Total	315,446	109	-	315,355	86,634	-	-	86,634

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

b.	Interbank borrowings

As of December 31, 2022 and 2021 the Interbank borrowings are as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Loans from Chilean Central Bank	5,584,090	5,611,439
Loans from chilean financial institutions	41,317	1,226
Loans from foreign financial institutions
Bank of America	2,313,121	411,775
The Bank of Nova Scotia	199,224	203,466
The Bank of New York Mellon	169,583	106,485
Standard Chartered Bank	110,224	51,616
State Bank Of India	100,653	60,901
Barclays Bank Plc London	84,978	86,616
Banco Santander Hong Kong	58,326	5,315
Zurcher Kantonalbank	42,650	-
Sumitomo Mitsui Banking Corporation	42,524	389,676
Wells Fargo Bank NA	42,479	363,854
Commerzbank Ag	25,349	69,323
Banco Santander Singapur	19,633	17,737
Wachovia Bank NA	11,410	33,926
Banco Santander Brasil	7,359	2,415
Bank of China	2,540	6,051
Hong Kong and Shanghai Banking	2,521	1,500
Bank of Tokio Mitsubishi	1,164	552
China Merchants Bank	1,146	-
Industrial Bank Of Korea	901	169
Shanghai Pudong Development Bank	394	-
Bank Of Taiwan , Taipei	386	-
Kbc Bank Nv	243	-
Banca Nazionale Del Lavoro	233	193
Korea Exchange Bank	230	1,545
Unicredit	219	222
Bbva Uruguay	198	238
Hua Nan Commercial Bank	195	54
Bank For Foreign Trade Of Vietnam	181	-
Intesa Sanpaolo	124	338
Agricultural Bank Of China	114	104
Fortis Bank	110	82
Banco Santander Central Hispano	104	170
China Construction Bank	101	119
Credit Agricole Italia	90	67
Bbva Bancomer	86	268
Subtotal	3,238,796	1,814,777

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

	As of December 31,
	2022	2021
	MCh$	MCh$
Loans from foreign financial institutions, continued
Caixabank	80	51
Taiwan Cooperative Bank	73	92
Banco Itau Bba S.A.	71	-
Turkiye Garanti Bankasi	70	19
Banco Do Brasil	67	467
Shinhan Bank	58	1,321
Banco Bilbao Vizcaya Argentaria	56	125
Abn Amro Bank N.V.	36	-
Kotak Mahindra Bank Limited	32	-
Banco De Galicia Y Buenos Aires	19	-
Citibank NA	-	259,620
Banco Santander España	-	865,377
The Toronto Dominion Bank	-	136,904
The Bank Of Montreal	-	48,859
Hsbc Bank Plc	-	51,895
Industrial and Commercial Bank	-	203
Deutsche Bank Ag	-	530
Mizuho Bank	-	725
Dz Bank Ag Deutsche Zentral	-	14,733
Bank of Communications	-	8,443
Banca Commerciale Italiana	-	932
Kookmin Bank	-	491
Yapi Ve Kredi Bankasi	-	417
Commerce Bank Na	-	319
Icici Bank Limited	-	305
The Hongkong and Shanghai Bank	-	202
Bank of India	-	181
Banco De La Nacion Argentina	-	159
Bank of East Asia	-	143
Turkiye Cumhuriyeti Ziraat Ban	-	141
Turkiye Is Bankasi	-	122
Canara Bank	-	72
Indian Overseas Bank	-	67
Banco De Credito Del Peru	-	58
Citic Industrial Bank	-	57
Banque Nationale De Paris	-	2,806
Banco Comercial Portugues	-	989
Ningbo Commercial Bank	-	556
Hsbc Bank USA	-	517
Banco De Bogota	-	345
Bank of Baroda	-	213
Credit Agricole Reims	-	171
First Union National Bank	-	132
Finans Bank	-	109
Nanjing City Commercial Bank	-	89
Banco Itau Brasil	-	84
Rabobank Nederland	-	57
Iccrea Banca	-	28
Bancolombia	-	9
Banco Credicoop Cooperativo	-	6
Subtotal	562	1,399,141
Total	8,864,765	8,826,583

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

i.	Loans from the Chilean Central Bank

In response to the COVID-19 pandemic, the Chilean Central Bank awarded two credit lines for banks to reinforce their liquidity: The first line of credit was the Credit Facility Conditioned to Increase of Loans (FCIC), whose objective was for banks to continue financing households and companies’ loans. The FCIC1 amounted to US$24 billion for the whole banking system and has maturities of up to 4 years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. The FCIC2 amounted to US$16 billion and was available only for banks which previously disbursed FCIC1. The FCIC3 was announced in January 2021 and amounted to US$10 billion. The second credit line was the Liquidity Credit line (LCL) and was an unsecured loan facility and had maturities of up to 2 years. In addition, the LCL was limited to the aggregate amount of the liquidity reserve requirements of each bank.

The loans balances from the Chilean Central Bank by maturity are as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$

Due within 1 year	-	-
Due within 1 and 2 year	5,584,084	-
Due within 2 and 3 year	-	5,611,439
Due within 3 and 4 year	-	-
Due after 5 years	-	-
Total loans from Chilean Central Bank	5,584,084	5,611,439

ii.	Loans from Chilean financial institutions

These obligations’ maturities are as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$

Due within 1 year	41,318	1,226
Due within 1 and 2 year	-	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-
Total loans from Chilean financial institutions	41,318	1,226

iii.	Foreign obligations

	As of December 31,
	2022	2021
	MCh$	MCh$

Due within 1 year	3,239,363	3,213,918
Due within 1 and 2 year	-	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-
	-	-
Total loans from foreign financial institutions	3,239,363	3,213,918

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

c.	Issued debt instruments

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current, The Bank’s debts, both current and non-current, are summarised below:

	As of December 31, 2022
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	2,592	1,206	3,798
Senior bonds	482,696	6,597,776	7,080,472
Mortgage bond	7,108	74,515	81,623
Issued debt instruments	492,396	6,673,497	7,165,893

Other financial liabilities	292,756	239	292,995

Total	785,152	6,673,736	7,458,888

	As of December 31, 2021
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	3,946	3,533	7,479
Senior bonds	1,158,301	5,688,533	6,846,834
Mortgage bond	6,041	75,069	81,110
Issued debt instruments	1,168,288	5,767,135	6,935,423

Other financial liabilities	182,646	261	182,907

Total	1,350,934	5,767,396	7,118,330

i.	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortised on a quarterly basis. The range of maturities of these bonds is between five and twenty years, Loans are indexed to UF and create a yearly interest yield of 5.20% as of December 31, 2022 (5.21% as of December 31, 2021).

	As of December 31,
	2022	2021
	MCh$	MCh$
Due within 1 year	2,592	3,946
Due after 1 year but within 2 years	1,039	2,395
Due after 2 year but within 3 years	167	980
Due after 3 year but within 4 years	-	158
Due after 4 year but within 5 years	-	-
Due after 5 years	-	-
Total mortgage bonds	3,798	7,479

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

ii.	Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2022	2021
	MCh$	MCh$
Santander bonds in UF	3,510,708	3,144,544
Santander bonds in USD	2,215,515	1,976,909
Santander bonds in CHF	644,780	850,924
Santander bonds in Ch$	223,467	311,060
Santander bonds in AUD	122,611	143,030
Current bonds in JPY	203,512	234,667
Santander bonds in EUR	159,879	185,700
Total senior bonds	7,080,472	6,846,834

1.	Placement of senior bonds

In 2022, the Bank issued bonds for UF 26,326,000, USD 30,000,000, CLP 347,000,000,000 and JPY 3,000,000,000, detailed as follows:

Series	Currency	Amount	Term (years)	Issuance rate (% annual)	Placement date	Series Maximum amount	Maturity date
T3	UF	5,000,000	11	1.55	06-16-22	5,000,000	01-01-30
W3	UF	2,116,000	7.5	1.60	06-30-22	2,116,000	06-01-26
W5	UF	1,210,000	9	1.80	06-30-22	1,210,000	03-01-28
U2	UF	3,000,000	11.5	2.8	07-28-22	3,000,000	06-01-32
U1	UF	3,000,000	7.5	2.5	08-09-22	3,000,000	06-01-29
T20	UF	5,000,000	11.5	2.65	10-24-22	5,000,000	02-01-34
W4	UF	8,000,000	10.5	2.65	12-09-22	8,000,000	12-01-33
W9	UF	2,000,000	9.5	2.70	07-27-22	2,000,000	06-01-31
Total		29,326,000				29,326,000
Bono USD	USD	30,000,000	3	Sofr + 95pb	04-28-22	30,000,000	04-28-25
Total		30,000,000				30,000,000
U6	CLP	64,800,000,000	5.5	2.95	06-16-22	64,800,000,000	04-01-26
U5	CLP	100,000,000,000	4.5	2.70	06-29-22	93,000,000,000	04-01-25
U6	CLP	35,200,000,000	5.5	2.95	10-21-22	35,200,000,000	04-01-26
U7	CLP	72,000,000,000	5.5	7	11-16-22	72,000,000,000	04-01-26
T17	CLP	75,000,000,000	10	7.5	11-22-22	75,000,000,000	08-01-32
Total		347,000,000,000				347,000,000,000
Bono JPY	JPY	3,000,000,000	3	0.65	09-15-2022	3,000,000,000	09-15-25
Total		3,000,000,000				3,000,000,000

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

In 2021, the Bank issued bonds for UF 4,000,000, USD 693,000,000, JPY 25,000,000,000 and CHF 340,000,000, detailed as follows:

Series	Currency	Amount	Term (years)	Issuance rate (% annual)	Placement date	Series Maximum amount	Maturity date
W1	UF	4,000,000	5.25	1.55	02-04-2018	6,000,000	06-01-2025
Total	UF	4,000,000				6,000,000
US Bonds	USD	50,000,000	2.8	0.71	02-25-2021	50,000,000	12-28-2023
US Bonds	USD	100,000,000	2.9	0.72	02-25-2021	100,000,000	01-26-2024
US Bonds	USD	27,000,000	7	2.0	06-09-2021	27,000,000	06-09-2028
US Bonds	USD	16,000,000	5	1.64	07-15-2021	16,000,000	07-15-2026
US Bonds	USD	500,000,000	10	3.18	10-21-2021	500,000,000	10-26-2031
Total		693,000,000				693,000,000
JPY Bonds	JPY	10,000,000,000	5	0,35	05-13-2021	10,000,000,000	05-13-2026
JPY Bonds	JPY	2,000,000,000	4	0,40	07-12-2021	2,000,000,000	07-12-2025
JPY Bonds	JPY	10,000,000,000	4	0,42	07-13-2021	10,000,000,000	07-28-2025
JPY Bonds	JPY	3,000,000,000	4.4	0.48	11-08-2021	3,000,000	05-18-2026
Total		25,000,000,000				25,000,000,000
CHF Bonds	CHF	150,000,000	6	0.33	06-22-2021	150,000,000	06-22-2027
CHF Bonds	CHF	190,000,000	5	0.30	10-12-2021	190,000,000	10-22-2026
Total		340,000,000				340,000,000

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

2.	Repurchase of senior bonds

During 2022, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
01-07-2022	Senior	UF	1,065,000
01-10-2022	Senior	UF	150,000
02-03-2022	Senior		$4,000,000,000
02-04-2022	Senior	UF	785,000
02-04-2022	Senior	UF	1,205,000
02-17-2022	Senior	USD	4,156,000
03-08-2022	Senior	UF	7,000
03-09-2022	Senior	UF	5,000
03-10-2022	Senior	UF	5,000
03-14-2022	Senior	UF	5,000
07-28-2022	Senior	UF	70,000
07-29-2022	Senior	UF	9,000
08-05-2022	Senior	UF	31,000
09-07-2022	Senior	UF	602,000
09-08-2022	Senior	UF	100,000
09-12-2022	Senior	UF	377,000
09-27-2022	Senior	UF	93,000
09-28-2022	Senior	UF	414,000
10-11-2022	Senior	UF	50,000
10-12-2022	Senior	UF	43,000
10-13-2022	Senior	UF	1,000
10-19-2022	Senior	UF	64,000
10-20-2022	Senior	UF	181,000
10-27-2022	Senior	UF	50,000
11-02-2022	Senior	UF	1,000
11-07-2022	Senior	UF	2,000
11-08-2022	Senior	UF	687,000
11-09-2022	Senior	UF	165,000
11-15-2022	Senior	UF	1,000
11-17-2022	Senior	UF	100,000
11-21-2022	Senior	UF	3,000
11-23-2022	Senior	UF	400,000
11-28-2022	Senior	UF	415,000
12-01-2022	Senior	UF	1,052,000
12-06-2022	Senior	UF	130,000
12-13-2022	Senior	UF	348,000
12-14-2022	Senior	UF	140,000
12-15-2022	Senior	UF	104,000
12-16-2022	Senior	UF	291,000
12-19-2022	Senior	UF	97,000
12-26-2022	Senior	UF	4,000
12-28-2022	Senior	UF	60,000

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

3.	The maturities of senior bonds are as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Due within 1 year	482,696	1,158,301
Due after 1 year but within 2 years	1,185,935	511,144
Due after 2 year but within 3 years	1,599,241	1,285,409
Due after 3 year but within 4 years	1,282,436	1,549,769
Due after 4 year but within 5 years	408,607	616,750
Due after 5 years	2,121,557	1,725,461
Total senior bonds	7,080,472	6,846,834

iii.	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Mortgage bonds in UF	81,623	81,110
Total mortgage bonds	81,623	81,110

1.	Allocation of mortgage bonds

During 2022 and 2021, the Bank has not placed any mortgage bonds.

2.	The maturities of Mortgage bonds are as follows

	As of December 31,
	2022	2021
	MCh$	MCh$
Due within 1 year	7,108	6,041
Due after 1 year but within 2 years	11,411	9,698
Due after 2 year but within 3 years	11,779	10,011
Due after 3 year but within 4 years	12,159	10,334
Due after 4 year but within 5 years	12,551	10,667
Due after 5 years	26,615	34,359
Total Mortgage bonds	81,623	81,110

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

d.	Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,
	2022	2021
	MCh$	MCh$
Non-current portion
Due after 1 year but within 2 years	68	48
Due after 2 year but within 3 years	74	53
Due after 3 year but within 4 years	84	58
Due after 4 year but within 5 years	13	57
Due after 5 years	-	45
Non-current portion subtotal	239	261
Current portion
Amounts due to credit card operators	186,237	149,894
Acceptance of letters of credit	110	159
Other long-term financial obligations, short-term portion	106,409	32,593
Current portion subtotal	292,756	182,646

Total other financial liabilities	292,995	182,907

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 18 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS

As of December 31, 2022 and 2021, the Bank’s subordinated bonds classified as current and non-current are summarised below:

	As of December 31,
	2022	2021
	MCh$	MCh$
Current portion	-	-
Non- current portion	1,733,869	1,461,637
Total subordinated bonds	1,733,869	1,461,637

Detail of the subordinated bonds per currency is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Subordinated bonds denominated in USD	169,835	230,118
Subordinated bonds denominated in UF	1,564,034	1,231,519
Total subordinated bonds	1,733,869	1,461,637

i.	Placement of subordinated bonds

	Currency	Placement amount	Interest rate	Plazo de emisión	Placement date	Maturity date
USTDW70320	UF	3,300,000	3.51%	6 years	01-07-2022	09-01-2028

During 2021, the Bank did not place any subordinated bonds.

ii.	The Maturities of subordinated bonds

	As of December 31,
	2022	2021
	MCh$	MCh$
Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	175,800	-
Due after 4 year but within 5 years	-	180,439
Due after 5 years	1,558,069	1,281,198
Total subordinated bonds	1,733,869	1,461,637

iii.	Balances of subordinated bonds

	December 31, 2022	December 31, 2021
	MCh$	MCh$
Balances as of January 1,	1,461,637	1,357,529
New issues/placements	101,503	83,557
Accrued interest at effective interés rate	6,563	(4,250)
Readjustments accrued by UF or exchange rate	172,941	25,001
Others	(8,775)	(200)
Balances as of December 31,	1,733,869	1,461,637

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 19 - PROVISIONS AND CONTINGENT PROVISIONS

As of December 31, 2022 and 2021, the composition is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$

Provisions for personnel salaries and expenses	99,424	109,001
Provisions for lawsuits and litigations	5,533	3,035
Provision for loyalty programmes	38	38
Provision for operational risks	5,149	1,578
Provision for other contingencies	63,232	52,205
Provisions for mandatory dividends	237,683	252,740
Provision for interest of perpetual bonds	4,966	4,995
Provisions for contingent loan	44,997	40,357
Total	461,022	463,949

a.       Below is the activity regarding provisions during the years ended December 31, 2022, 2021 and 2020:

	Personnel salaries and expenses	Lawsuit and litigations	Loyalty programme	Operational risks	Contingencies	Mandatory Dividend	Interest of perpetual bonds	Contingent loan	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	109,001	3,035	38	1,578	52,205	252,740	4,995	40,357	463,949
Provisions established	121,779	2,963	-	4,053	24,365	237,683	30,523	110,211	531,577
Application of provisions	(132,340)	(465)	-	(482)	(13,578)	(252,740)	(30,552)	-	(429,917)
Provisions released	(1,748)	-	-	-	-	-	-	(105,687)	(107,435)
Other	2,768	-	-	-	-	-	-	116	2,848
Balances as of December 31, 2022	99,424	5,533	38	5,149	63,232	237,683	4,966	44,997	461,022
Balances as of January 1, 2021	102,958	2,411	38	-	32,726	164,284	-	28,247	330,664
Provisions established	90,363	624	-	1,578	30,413	252,740	4,995	73,201	453,914
Application of provisions	(80,768)	-	-	-	-	-	-	-	(80,768)
Provisions released	(1,836)	-	-	-	(10,934)	(164,284)	-	(63,654)	(240,708)
Other	(1,716)	-	-	-	-	-	-	2,563	847
Balances as of December 31, 2021	109,001	3,035	38	1,578	52,205	252,740	4,995	40,357	463,949
Balances as of January 1, 2020	99,500	3,104	-	-	14,559	185,727	-	23,240	326,130
Provisions established	75,891	856	38	-	24,867	164,284	-	14,683	280,619
Application of provisions	(70,676)	(1,549)	-	-	-	-	-	-	(72,225)
Provisions released	(1,759)	-	-	-	(6,700)	(185,727)	-	(9,676)	(203,862)
Other	2	-	-	-	-	-	-	-	2
Balances as of December 31, 2020	102,958	2,411	38	-	32,726	164,284	-	28,247	330,664

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 19 - PROVISIONS AND CONTINGENT PROVISIONS, continued

b.       Provisions for personnel salaries and expenses includes:

	As of December 31,
	2022	2021
	MCh$	MCh$

Provision for short-term benefits	97,866	104,313
Provision for long-term benefits	926	285
Provision for senioruty compensation	601	6,018
Provision for other personnel benefits	31	5
Total	99,424	110,621

c.       Provisions for contingent loan risk

Provision for contingent loan arise from contingent liabilities and loan commitments. Provisions for ECL risks in respect of contingent loan are included in ECL allowance in the income statements for the year.

An analysis of changes in the corresponding ECL allowance as of December 31, 2022 and 2021 is as follows:

	December 31, 2022
	Stage 1	Stage 2	Stage 3	TOTAL
ECL allowance at January 1, 2022	23,029	9,599	7,729	40,357
Transfer
Transfers from stage 1 to stage 2	(1,585)	4,719	-	3,134
Transfers from stage 1 to stage 3	(143)	-	2,846	2,703
Transfers from stage 2 to stage 3	-	(1,860)	6,124	4,264
Transfers from stage 2 to stage 1	1,832	(7,467)	-	(5,635)
Transfers from stage 3 to stage 2	-	3,762	(2,926)	836
Transfers from stage 3 to stage 1	1	-	(78)	(77)
Net changes on financial assets	2,998	35	(3,801)	(768)
Write-off	-	-	-	-
Other adjustments	184	1	-2	183
At December 31, 2022	26,316	8,789	9,892	44,997

	December 31, 2021
	Stage 1	Stage 2	Stage 3	TOTAL
ECL allowance at January 1, 2021	13,825	6,315	8,107	28,247
Transfer
Transfers from stage 1 to stage 2	(1,303)	4,714	-	3,411
Transfers from stage 1 to stage 3	(70)	-	2,876	2,806
Transfers from stage 2 to stage 3	-	(217)	4,990	4,773
Transfers from stage 2 to stage 1	1,323	(4,551)	-	(3,228)
Transfers from stage 3 to stage 2	-	217	(1,699)	(1,482)
Transfers from stage 3 to stage 1	12	-	(469)	(457)
Net changes on financial assets	9,058	3,120	(6,074)	6,104
Write-off	-	-	-	-
Other adjustments	184	1	(2)	183
At December 31, 2021	23,029	9,599	7,729	40,357

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 20 - OTHER LIABILITIES

The other liabilities line item is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$

Accounts and notes payable	405,878	445,493
Income received in advance	901	798
Macro-hedge valuation adjustment (1)	85,725	68,524
Guarantees received (margin accounts) (2)	1,017,968	857,679
Broker dealer and simultaneous transactions	265,793	48,031
Withholding VAT	36,814	35,792
Accounts payable insurance companies	10,893	12,558
In-progress operations	21,918	27,595
Deferred income	5,453	5,836
Other liabilities	190,339	104,320
Total	2,041,682	1,606,626

(1)	Valuation balances of net assets and liabilities at market value subject to macro-hedging

(2)	Guarantee deposits (margin accounts) correspond to collateral associated to derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 21 – EQUITY

a.	Capital

As of December 31, 2022, and 2021 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$ 891,303 million. All shares have the same rights and have no preferences or restrictions.

The activity with respect to shares during 2022, 2021 and 2020 was as follows:

	SHARES As of December 31,
	2022	2021	2020

Issued as of January 1	188,446,126,794	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-	-
Issuance of outstanding shares	-	-	-
Stock options exercised	-	-	-
Issued as of December 31,	188,446,126,794	188,446,126,794	188,446,126,794

As of December 31, 2022, 2021 and 2020 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of December 31, 2022, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	19,845,850,871	19,845,850,871	10.53
Banks on behalf of third parties	16,841,385,216	-	16,841,385,216	8.94
Pension funds (AFP) on behalf of third parties	13,742,809,166	-	13,742,809,166	7.29
Stock brokers on behalf of third parties	6,122,497,451	-	6,122,497,451	3.25
Other minority holders	5,300,582,822	-	5,300,582,822	2.81
Total	168,600,275,923	19,845,850,871	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

As of December 31, 2021, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	20,710,338,871	20,710,338,871	10.99
Banks on behalf of third parties	17,318,500,798	-	17,318,500,798	9.19
Pension funds (AFP) on behalf of third parties	11,949,134,854	-	11,949,134,854	6.34
Stock brokers on behalf of third parties	5,870,596,720	-	5,870,596,720	3.12
Other minority holders	6,004,554,283	-	6,004,554,283	3.18
Total	167,735,787,923	20,710,338,871	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 21 – EQUITY, continued

As of December 31, 2020, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	22,450,671,671	22,450,671,671	11.91
Banks on behalf of third parties	15,925,407,468	-	15,925,407,468	8.45
Pension funds (AFP) on behalf of third parties	9,929,343,874	-	9,929,343,874	5.27
Stock brokers on behalf of third parties	6,892,162,980	-	6,892,162,980	3.66
Other minority holders	6,655,539,533	-	6,655,539,533	3.53
Total	165,995,455,123	22,450,671,671	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b.	Dividends

The distribution of dividends is detailed in the Consolidated Statements of Changes in Equity.

c.	As of December 31, 2022, 2021 and 2020 the basic and diluted earnings per share were as follows:

	As of December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$

a) Basic earnings per share
Total attributable to the shareholders of the Bank	792,276	845,645	547,614
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	4.204	4.487	2.906
Basic earnings per share from continuing operations (in Ch$)	4.204	4.487	2.906
Basic earnings per share from discontinued operations (in Ch$)	-	-	-

b) Diluted earnings per share
Total attributable to the shareholders of the Bank	792,276	845,645	547,614
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	4.204	4.487	2.906
Diluted earnings per share from continuing operations (in Ch$)	4.204	4.487	2.906
Diluted earnings per share from discontinued operations (in Ch$)	-	-	-

As of December 31, 2022, 2021 and 2020 the Bank does not own instruments with dilutive effects.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 21 – EQUITY, continued

d.	Other comprehensive income from available for sale investments and cash flow hedges:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$

Debt instruments at FVOCI
As of January 1,	(112,223)	102,855	29,184
Gain (losses) on the re-measurement of debt instruments at FVOCI, before tax	23,004	(233,109)	30,062
Recycling from other comprehensive income to income for the year	(20,173)	18,031	43,609
Subtotals	2,831	(215,078)	73,671
Total	(109,392)	(112,223)	102,855

Cash flow hedges
As of January 1,	(373,581)	(136,765)	(40,435)
Gains (losses) on the re-measurement of cash flow hedges, before tax	298,029	(211,122)	(93,182)
Recycling adjustments on cash flow hedges, before tax	(43,286)	(25,694)	(3,148)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-	-
Subtotals	254,743	(236,816)	(96,330)
Total	(118,838)	(373,581)	(136,765)

Other comprehensive income, before taxes	(228,230)	(485,804)	(33,910)

Income tax related to other comprehensive income components
Income tax relating to debt instruments at FVOCI	29,536	31,650	(27,464)
Income tax relating to cash flow hedges	32,086	100,867	36,927
Total	61,622	132,517	9,463

Other comprehensive income, net of tax	(166,608)	(353,287)	(24,447)
Attributable to:
Shareholders of the Bank	(167,147)	(353,849)	(25,293)
Non-controlling interest	539	562	846

The Bank expects that the results included in “Other comprehensive income” will be reclassified to profit or loss when the specific conditions have been met.

e.	Other equity instruments issued other than capital

As of December 31, 2022 and 2021 the balance of the perpetual bonds was as follow:

	As of December 31,
	2022	2021
	MCh$	MCh$

Perpetual bond	590,247	598,136
Totals	590,247	598,136

The perpetual bonds were issued on October 2021.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 21 – EQUITY, continued

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarised below:

	As of December 31, 2022			As of December 31, 2021
	Current	Non-current	Total	Current	Non-current	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Perpetual bonds	-	590,247	590,247	-	598,136	598,136
Total	-	590,247	590,247	-	598,136	598,136

The detail of perpetual bonds is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$

US$ Bonds	590,247	598,136
Total	590,247	598,136

The terms of the perpetual bonds were as follows:

Series	Currency	Amount	Terms (years)	Interest Rate (Annual)	Issuance date	Principal Amount USD	Maturity date
AT1 Bond	USD	700,000,000	-	4.63	10-21-2021	700,000,000	-
Total USD		700,000,000				700,000,000

During 2022 and 2021, no partial bond repurchases have been made.

The movement of the balance of regulatory capital financial instruments issued as of December 31, 2022 and 2021, is as follows:

	2022	2021
	MCh$	MCh$
Balances as of January 01,	598,136	-
New issuances	-	564,356
Interest rate and fx exchange	(7,889)	33,780
Balances as of December 31,	590,247	598,136

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 22 - NON-CONTROLLING INTEREST

The non-controlling interest included in the equity and the income from the Bank’s subsidiaries is summarised as follows:

				Other comprehensive income
As of December 31, 2022	Non-controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	201	21	-	-	-	21
Santander Corredores de Bolsa Limitada	49.41	24,725	1,762	(32)	9	(23)	1,739
Santander Asesorías Financieras Limitada	0.97	561	47	-	-	-	47
Santander S.A. Sociedad Securitizadora	0.36	3	(1)	-	-	-	(1)
Klare Corredora de Seguros S.A.	49.90	356	(1,277)	-	-	-	(1,277)
Santander Consumer Chile S.A.	49.00	49,269	10,193	-	-	-	10,193
Subtotal		75,115	10,745	(32)	9	(23)	10,722

Santander Gestión de Recaudación y Cobranzas Limitada	100.00	6,988	2,168	-	-	-	2,168
Bansa Santander S.A.	100.00	24,250	3,239	-	-	-	3,239
Multiplica Spa	100.00	3,211	(946)	-	-	-	(946)
Subtotal		34,449	4,461	-	-	-	4,461

Total		109,564	15,206	(32)	9	(23)	15,183

				Other comprehensive income
As of December 31, 2021	Non-controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	179	5	-	-	-	5
Santander Corredores de Bolsa Limitada	49.41	22,970	717	(238)	65	(173)	544
Santander Asesorías Financieras Limitada	0.97	513	21	(152)	41	(111)	(90)
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	1,631	(1,270)	-	-	-	(1,270)
Santander Consumer Chile S.A.	49.00	39,080	9,386	-	-	-	9,386
Subtotal		64,374	8,859	(390)	106	(284)	8,575

Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,820	139	-	-	-	139
Bansa Santander S.A.	100.00	21,010	1,096	-	-	-	1,096
Multiplica Spa	100.00	4.156	(133)	-	-	-	(133)
Subtotal		29,986	1,102	-	-	-	1,102

Total		94,360	9,961	(390)	106	(284)	9,677

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 22 - NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2020	Non-controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	174	(4)	(4)	1	(3)	(7)
Santander Corredores de Bolsa Limitada	49.41	22,614	351	(38)	9	(29)	322
Santander Asesorías Financieras Limitada	0.97	493	(5)	152	(41)	111	106
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	2,902	(880)	-	-	-	(880)
Santander Consumer Chile S.A.	49.00	29,649	5,619	-	-	-	5,619
Subtotal		55,834	5,081	110	(31)	79	5,160
Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,808	(127)	-	-	-	(127)
Bansa Santander S.A.	100.00	19,565	349	-	-	-	349
Multiplica Spa	100.00	4,476	(187)	-	-	-	(187)
Subtotal		28,849	35				35

Total		84,683	5,116	110	(31)	79	5,195

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 22 - NON-CONTROLLING INTEREST, continued

The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or conforming accounting policy adjustments:

	As of December 31,
	2022				2021				2020
	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	92,541	13,093	71,121	8,327	88,492	13,388	69,129	1,975	79,936	10,777	70,554	(1,395)
Santander Corredores de Bolsa Limitada	321,411	270,952	46,863	3,596	98,496	51,649	45,396	1,451	94,802	49,038	45,053	711
Santander Asesorias Financieras Limitada	60,640	2,725	53,082	4,833	54,731	1,683	50,900	2,148	52,070	1,142	51,454	(526)
Santander S.A. Sociedad Securitizadora	1,107	398	857	(148)	810	463	455	(108)	630	175	547	(92)
Klare Corredora de Seguros S.A.	2,153	1,440	3,272	(2,559)	3,952	681	5,816	(2,545)	6,415	599	7,579	(1,763)
Santander Consumer Chile S.A.	884,701	784,146	79,755	20,800	742,700	662,945	60,588	19,167	693,992	633,177	49,348	11,467
Santander Gestión de Recaudación y Cobranzas Ltda.	8,037	1,049	4,820	2,168	6,636	1,816	4,681	139	7,789	3,108	4,808	(127)
Bansa Santander S.A.	213,661	189,411	21,011	3,239	103,927	82,917	19,914	1,096	84,496	64,582	19,565	349
Multiplica Spa	4,337	1,126	4,157	(946)	4,409	253	1,289	(133)	4,336	47	4,476	(187)
Total	1,588,588	1,264,340	284,938	39,310	1,178,676	883,096	280,158	15,422	1,040,914	763,830	269,657	7,427

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 23 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2022 and 2021, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2022	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets
Cash and deposits in banks	1,982,942	-	-	-	-	-	-	1,982,942
Cash items in process of collection	843,816	-	-	-	-	-	-	843,816
Financial assets for trading at FVTPL
Financial derivative contracts and hedge contracts (1)	-	734,755	570,803	1,499,473	3,396,062	2,026,248	3,923,381	12,150,722
Debt financial instruments	-	1	114,165	70	3,880	23,277	12,653	154,046
Financial assets at FVOCI
Debt financial instrument	-	2,617,251	744,182	68,973	2,167	559,210	1,888,950	5,880,733
Other financial instruments	-	-	-	-	70,668	66,478	5,160	142,306
Financial assets at amortised cost (2)
Debt financial instruments	-	-	96,326	-	2,545,919	2,225,346	-	4,867,591
Interbank loans	-	32,991	-	-	-	-	-	32,991
Loans and account receivable from customers	713,513	3,402,788	2,980,575	5,158,378	7,943,135	4,431,396	14,066,625	38,696,410
Guarantee deposits (margin accounts)	2,442,325	-	-	-	-	-	-	2,442,325
Total financial assets	5,982,596	6,787,786	4,506,051	6,726,894	13,961,831	9,331,955	19,896,769	67,193,882

Financial liabilities
Cash items in process of being cleared	746,872	-	-	-	-	-	-	746,872
Financial liabilities for trading at FVTPL
Financial derivative contracts and hedge contracts (1)	-	67,236	151,948	2,541,236	4,686,662	2,415,134	4,245,898	14,108,114
Financial liabilities at amortised cost
Deposits and other demand liabilities	14,086,226	-	-	-	-	-	-	14,086,226
Time deposits and other time liabilities	234,170	12,712,880	5,806	-	25,934	-	-	12,978,790
Obligations under repurchase agreements	-	211,730	103,516	109	-	-	-	315,355
Interbank borrowings	24,667	149,482	818,030	2,252,305	5,620,281	-	-	8,864,765
Issued debt instruments (3)	-	-296,206	204,084	584,517	2,809,573	1,915,970	3,681,824	8,899,762
Other financial liabilities	-	292,756	-	-	142	97	-	292,995
Lease liabilities	-	-	-	25,902	46,955	32,784	31,448	137,089
Guarantees received (margin accounts)	1,017,968	-	-	-	-	-	-	1,017,968
Total financial liabilities	16,109,903	13,137,878	1,283,384	5,404,069	13,189,547	4,363,985	7,959,170	61,447,936

(1)	Includes derivative contracts for trading purposes and hedge derivatives contracts.

(2)	Debt financial instruments, Interbank loans and loans and accounts receivable from customer are presented on a gross basis, the related allowance are Ch$894, Ch$1 and Ch$1,153,266 million, respectively.

(3)	Includes Subordinated bonds for MCh$1,733,869 which is presented as Regulatory capital financial instruments.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 23 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2021	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	2,881,558	-	-	-	-	-	-	2,881,558
Cash items in process of collection	390,271	-	-	-	-	-	-	390,271
Financial assets for trading at FVTPL
Financial derivative contracts and hedge contracts (1)	-	186,546	318,606	1,185,220	2,222,851	2,172,208	4,038,176	10,123,607
Debt financial instruments	-	698	67	-	24,341	38,644	9,597	73,347
Financial assets at FVOCI
Debt financial instrument	-	3,259,823	90	309,831	89,127	306,049	1,838,219	5,803,139
Other financial instruments	-	-	-	-	61,835	32,658	4,882	99,375
Financial assets at amortised cost (2)								-
Debt instruments at amortised cost	-	-	-	-	429,630	4,262,811	-	4,692,441
Interbank loans	-	-	428	-	-	-	-	428
Loans and accounts receivables	194,086	1,563,103	1,695,151	3,792,426	5,077,346	665,057	23,541,893	36,529,062
Guarantee deposits (margin accounts)	1,988,410	-	-	-	-	-	-	1,988,410
Total financial assets	5,454,325	5,010,170	2,014,342	5,287,477	7,905,130	7,477,427	29,432,767	62,581,638

Financial liabilities
Cash items in process of being cleared	379,934	-	-	-	-	-	-	379,934
Financial liabilities for trading at FVTPL
Financial derivative contracts and hedge contracts (1)	-	195,808	348,382	987,403	2,948,206	2,294,608	4,096,834	10,871,241
Financial liabilities at amortised cost
Deposits and other demand liabilities	17,900,938	-	-	-	-	-	-	17,900,938
Time deposits and other time liabilities	204,548	5,211,798	2,642,651	1,902,664	108,510	39,728	21,156	10,131,055
Obligations under repurchase agreements	-	86,634	-	-	-	-	-	86,634
Interbank borrowings	100,135	218,528	606,255	2,290,225	5,611,440	-	-	8,826,583
Issued debt instruments	-	7,375	289,466	871,447	1,819,637	2,368,118	3,041,017	8,397,060
Other financial liabilities	182,442	69	101	34	101	115	45	182,907
Lease liabilities	-	-	-	23,391	45,121	35,248	36,035	139,795
Guarantees received (margin accounts)	857,679	-	-	-	-	-	-	857,679
Total financial liabilities	19,625,676	5,720,212	3,886,855	6,075,164	10,533,015	4,737,817	7,195,087	57,773,826

(1)	Includes derivative contracts for trading purposes and hedge derivatives contracts.

(2)	Debt financial instruments, Interbank loans and loans and accounts receivable from customer are presented on a gross basis, the related allowance are Ch$711, Ch$0 and Ch$1,051,434 million, respectively.

(3)	Includes Subordinated bonds for MCh$1,461,637 which is presented as Regulatory capital financial instruments.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 24 - CONTINGENCIES AND COMMITMENTS

a.	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business, As of December 31, 2022, the Bank and its subsidiaries have provisions for this item of Ch$5,533 million (Ch$3,035 million as of December 31, 2021) which is included in “Provisions” in the Consolidated Statements of Financial Position as provisions for contingencies.

b.	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2022	2021
	MCh$	MCh$
Personal guarantees	924,173	579,051
Personal guarantees in local currency	483,807	349,906
Personal guarantees in foreign currency	440,366	229,145
Letter of credits of merchandise traffic operations	255,522	377,308
Transactions related to contingent events	1,476,599	1,390,410
Transactions related to contingent events in local currency	1,216,117	1,204,670
Transactions related to contingent events in foreign currency	260,482	185,740
Unrestricted prompt cancel credit lines	8,974,077	8,986,535
Other credit commitments	324,962	265,517
Credit for university studies	1,617	2,640
Other irrevocable credit commitments	323,345	262,877
Total	11,945,333	11,598,821

c.	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Third party operations
Collections	104,972	109,465
Transferred financial assets managed by the Bank	9,090	16,987
Assets from third parties managed by the Bank and its affiliates	1,081,895	1,307,727
Subtotal	1,195,957	1,434,179
Custody of securities

Securities held in custody	9,057,428	7,022,067
Securities held in custody deposited in other entity	756,880	820,948
Issued securities held in custody	12,397,099	9,713,122
Subtotal	22,211,407	17,556,137
Total	23,407,364	18,990,316

As of December 31, 2022, the Bank has classified the portfolios managed by private banking into “Assets from third parties managed by the Bank and its affiliates” (memo account). At the end of December 2022, the balance for this was Ch$1,081,895 million (Ch$1,307,692 million as of December 31, 2021).

d.	Guarantees

Banco Santander-Chile has an integral bank policy of coverage of Official Loyalty N°5721202 in force with the company Compañía de Seguros Chilena Consolidada S.A., coverage for USD50,000,000 per claim with an annual limit of USD100,000,000, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2023.

e.	Contingent loans and liabilities

The Bank took on several contingent loans and liabilities, to satisfy its clients’ needs, that are not recognised in the Consolidated Financial Statements of Financial Position; these contain loan risks and are, therefore, part of the Bank’s global risk.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 25 - INTEREST AND INFLATION INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting.

a.	For the years ended December 31, 2022, 2021 and 2020 the income from interest, was attributable to the following items:

	For the years ended December 31,
	2022			2021			2020
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets at amortised cost
Resale agreements	1,063	-	1,063	190	-	190	124	-	124
Debt financial instruments	62,876	195,082	257,958	15,078	103,164	118,242	69,276	36,141	105,417
Interbank loans	925		925	429	-	429	36	-	36
Commercial loans	954,978	825,146	1,780,124	662,170	404,803	1,066,973	719,250	173,967	893,217
Mortgage loans	412,741	1,818,172	2,230,913	337,669	838,851	1,176,520	322,687	314,777	637,464
Consumer loans	629,770	1,090	630,860	475,133	559	475,692	564,363	338	564,701
Other interest income	78,192	8,242	86,434	5,808	8,629	14,437	8,674	4,384	13,058
Subtotal	2,140,545	2,847,732	4,988,277	1,496,477	1,356,006	2,852,483	1,684,410	529,607	2,214,017
Financial asset at fair value through other comprehensive income
Debt financial instruments	270,026	43,104	313,130	87,311	7,346	94,567	-	-	-
Other financial instruments	1,705	1,643	3,348	3,056	1,160	4,216	2,866	393	3,259
Subtotal	271,731	44,747	316,478	90,367	8,506	98,783	2,866	393	3,259
Hedging accounting	437,899	(1,655,998)	(1,218,099)	30,953	(77,789)	(46,836)	20,239	(21,535)	(1,296)
TOTAL	2,850,175	1,236,481	4,086,656	1,617,797	1,286,723	2,904,520	1,707,515	508,465	2,215,980

b.	For the years ended December 31, 2022, 2021 and 2020, the Bank’s expenses classified as interest expense are as follows:

	For the years ended December 31,
	2022			2021			2020
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial liabilities at amortised cost
Demand deposits	13,623	12,023	25,646	14,533	4,938	19,471	13,576	1,526	15,102
Time deposits and liabilities	759,511	119,613	879,124	88,949	20,451	109,400	141,091	20,876	161,967
Repurchase agreements	15,774	-	15,774	839	-	839	1,899	-	1,899
Interbank loans	98,357	-	98,357	43,692	-	43,692	45,176	-	45,176
Issued debt instruments	174,707	448,103	622,810	133,583	228,153	361,736	186,672	113,996	300,668
Other financial liabilities	26,430	39,934	66,364	3,382	33,026	36,408	10,140	14,733	24,873
Subtotal	1,088,402	619,673	1,708,075	284,978	286,568	571,546	398,554	151,131	549,685
Lease contracts	2,862	-	2,862	2,283	-	2,283	2,651	-	2,651
Regulatory capital financial instruments	66,728	172,949	239,677	54,211	74,325	128,636	45,879	26,099	71,978
Others equity instruments	28,234	-	28,234	4,995	-	4,995	-	-	-
Hedging accounting	1,089,816	(552,120)	537,696	(539,680)	941,966	402,286	(371,787)	385,952	14,165
TOTAL	2,276,042	240,502	2,516,544	(193,213)	1,302,859	1,109,746	29,418	563,182	638,479

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 26 - FEES AND COMMISSIONS

This item includes the amount of fees earned and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for prepayments	11,348	16,266	15,943
Fees and commissions of loans with credit lines	233	311	404
Fees and commissions for lines of credits and overdrafts	8,766	7,602	7,428
Fees and commissions for guarantees and letters of credit	35,935	39,010	36,277
Fees and commissions for card services	352,448	273,641	196,308
Fees and commissions for management of accounts	52,226	39,581	34,825
Fees and commissions for collections and payments	54,060	26,871	23,242
Fees and commissions for intermediation and management of securities	10,019	10,750	11,272
Insurance brokerage fees	52,568	43,898	39,764
Fees and commissions for factoring operations services	1,829	1,223	1,432
Fees and commissions for securitizations	45	29	57
Fees and commissions for financial advice	9,362	14,332	7,574
Office banking	21,771	17,823	15,119
Fees for other services rendered	56,543	49,178	44,072
Other fees earned	61,910	54,666	33,792
Total	729,063	595,181	467,509

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	105,695	76,418	48,814
Commissions for licence for use brands	7,360	5,570	5,241
Commissions for services linked to the credit card and prepaid cards	11,458	10,083	9,102
Commissions for obligations of loyalty programmes and merits for card customers	95,946	81,734	64,795
Fees and commissions for securities transactions	8,551	8,001	5,955
Office banking	2,382	2,115	2,078
Interbank services	47,428	34,143	24,957
Other fees	42,974	27,789	22,942
Total	321,794	245,853	183,884

Net fees and commissions income	407,269	349,328	283,625

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 26 - FEES AND COMMISSIONS, continued

The income and expenses for the commissions of the business segments and the calendar for the recognition of income from ordinary activities as of December 31, 2022 are presented below:

	Segments					Revenue recognition calendar for ordinary activities
As of December 31, 2022	Individuals and PYMEs	Companies and Institutions	Global Investment Banking	Others	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commission income
Commissions for prepayments	7,072	3,229	11	1,036	11,348	-	11,348	-
Commissions of loans with credit lines	170	-	-	63	233	-	233	-
Commissions for lines of credits and overdrafts	7,039	(836)	2,556	7	8,766	8,766	-	-
Commissions for guarantees and letters of credit	5,028	20,295	10,036	576	35,935	35,935	-	-
Commissions for card services	301,123	24,915	9,417	16,993	352,448	71,904	280,544	-
Commissions for management of accounts	48,336	3,011	845	34	52,226	46,054	6,172	-
Commissions for collections and payments	65,897	9,318	8,052	(29,207)	54,060		38,065	15,995
Commissions for intermediation and management of securities	2,249	276	6,874	620	10,019	-	10,019	-
Commissions for factoring operations services	52,757	12	1	(202)	52,568	-	-	52,568
Commissions for securitizations	313	657	761	98	1,829	-	1,829	-
Commissions for financial advice	-	-	45	-	45	-	45	-
Remuneration for insurance commercialization	(1,362)	2,894	3,916	3,914	9,362	-	9,362	-
Office banking	15,260	5,489	1,022	0	21,771	21,771	-	-
Fees for other services rendered	52,059	3,801	668	15	56,543	-	56,543	-
Other fees earned	47,603	9,790	6,905	(2,388)	61,910	-	61,910	-
Total	603,544	82,851	51,109	(8,441)	729,063	184,430	476,070	68,563

Commission expenses
Compensation for card operation	94,473	9,619	1,418	185	105,695	12,505	93,190	-
Commissions for licence for use brands	6,679	620	51	10	7,360	5,500	1,860	-
Commissions for services linked to the credit card and prepaid cards	11,029	391	38	0	11,458	11,458	-	-
Commissions for obligations of loyalty programmes and merits for card customers	94,958	987	1	0	95,946	85,412	10,534
Fees and commissions for securities transactions	0	0	6,186	2,365	8,551		8,551	-
Office banking	4,772	(82)	(2,308)	0	2,382	2,382	-	-
Interbank services	33,658	6,026	7,804	(60)	47,428	-	47,428	-
Other fees	45,269	2,646	619	(5,560)	42,974	-	42,974	-
Total	290,838	20,207	13,809	(3,060)	321,794	117,257	204,537	0
Total Net commission income and expenses	312,706	62,644	37,300	(5,381)	407,269	67,173	271,533	68,563

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 26 - FEES AND COMMISSIONS, continued

The income and expenses for the commissions of the business segments and the calendar for the recognition of income from ordinary activities as of December 31, 2021 are presented below:

	Segments					Revenue recognition calendar for ordinary activities
As of December 31, 2021	Individuals and PYMEs	Companies and Institutions	Global Investment Banking	Others	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commission income
Commissions for prepayments	8,360	7,572	1,525	(1,191)	16,266	-	16,266	-
Commissions of loans with credit lines	323	1	-	(13)	311	-	311	-
Commissions for lines of credits and overdrafts	6,284	835	430	53	7,602	7,602	-	-
Commissions for guarantees and letters of credit	11,620	19,281	7,983	126	39,010	39,010	-	-
Commissions for card services	258,971	11,223	3,401	46	273,641	58,186	215,455	-
Commissions for management of accounts	35,933	2,496	1,149	3	39,581	39,581	-	-
Commissions for collections and payments	24,615	1,561	653	42	26,871	-	12,498	14,373
Commissions for intermediation and management of securities	3,687	355	5,790	918	10,750	-	10,750	-
Commissions for factoring operations services	43,995	-	3	(100)	43,898	-	-	43,898
Commissions for securitizations	359	418	444	2	1,223	-	1,223	-
Commissions for financial advice	-	-	29	-	29	-	29	-
Remuneration for insurance commercialization	1	2,297	12,097	(63)	14,332	-	14,332	-
Office banking	12,493	4,494	836		17,823	17,823	-	-
Fees for other services rendered	45,278	3,306	581	13	49,178	-	49,178	-
Other fees earned	38,017	6,788	2,311	7,550	54,666	-	54,666	-
Total	489,936	60,627	37,232	7,386	595,181	162,202	374,708	58,271

Commission expenses
Compensation for card operation	69,756	5,119	1,034	509	76,418	9,041	67,377	-
Commissions for licence for use brands	5,370	215	(15)	-	5,570	4,162	1,408	-
Commissions for services linked to the credit card and prepaid cards	9,987	80	16	-	10,083	10,083	-	-
Commissions for obligations of loyalty programmes and merits for card customers	81,610	621	3	(500)	81,734	72,760	8,974	-
Fees and commissions for securities transactions	-	-	4,688	3,313	8,001	-	8,001	-
Office banking	4,237	(73)	(2,049)		2,115	2,115		-
Interbank services	24,230	4,338	5,618	(43)	34,143	-	34,143	-
Other fees	41,588	2,568	4,472	(20,839)	27,789	-	27,789	-
Total	236,778	12,868	13,767	(17,560)	245,853	98,161	147,692	-
Total Net commission income and expenses	253,158	47,759	23,465	24,946	349,328	64,041	227,016	58,271

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 26 - FEES AND COMMISSIONS, continued

The income and expenses for the commissions of the business segments and the calendar for the recognition of income from ordinary activities as of December 31, 2020 are presented below:

	Segments					Revenue recognition calendar for ordinary activities
As of December 31, 2020	Individuals and PYMEs	Companies and Institutions	Global Investment Banking	Others	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commission income
Commissions for prepayments	8,450	6,362	1,116	15	15,943	-	15,943	-
Commissions of loans with credit lines	299	98	7	-	404	-	404	-
Commissions for lines of credits and overdrafts	6,334	690	398	6	7,428	7,428	-	-
Commissions for guarantees and letters of credit	11,304	17,505	7,112	356	36,277	36,277	-	-
Commissions for card services	187,098	6,620	2,568	22	196,308	47,073	149,235	-
Commissions for management of accounts	31,508	2,495	819	3	34,825	34,825		-
Commissions for collections and payments	21,281	1,514	367	80	23,242	-	11,303	11,939
Commissions for intermediation and management of securities	3,353	299	8,149	(529)	11,272	-	11,272	-
Commissions for factoring operations services	39,764	-	-	-	39,764	-	-	39,764
Commissions for securitizations	398	501	530	3	1,432	-	1,432	-
Commissions for financial advice	-	-	57	-	57	-	57	-
Remuneration for insurance commercialization	-	1,893	5,681	-	7,574	-	7,574	-
Office banking	10,393	4,077	649	-	15,119	15,119	-	-
Fees for other services rendered	39,318	3,606	1,028	120	44,072	-	44,072	-
Other fees earned	18,550	9,322	6,582	(662)	33,792	-	33,792	-
Total	378,050	54,982	35,063	(586)	467,509	140,722	275,084	51,703

Commission expenses
Compensation for card operation	43,933	3,905	732	488	49,058	5,804	43,254	-
Commissions for licence for use brands	4,927	262	52	0	5,241	3,917	1,324	-
Commissions for services linked to the credit card and prepaid cards	8,829	182	79	12	9,102	9,102	-	-
Commissions for obligations of loyalty programmes and merits for card customers	64,795				64,795	57,681	7,114	-
Fees and commissions for securities transactions			3,871	2,084	5,955		5,955	-
Office banking	1,326	434	314	4	2,078	2,078		-
Interbank services	16,073	5,183	3,663	38	24,957	-	24,957	-
Other fees	15,987	221	2,049	4,441	22,698	-	22,698	-
Total	155,870	10,187	10,760	7,067	183,884	78,582	105,302	-
Total Net commission income and expenses	222,180	44,795	24,303	(7,653)	283,625	62,140	169,782	51,703

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 27 - NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

The detail of income (expense) from financial operations is as follows:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Net income/(expense) from financial assets for trading at FVTPL
Financial derivative contracts	70,001	(25,405)	41,559
Debt financial instruments	8,139	(4,841)	1,449
Other financial instrumets	51	24	239
Subtotal	78,191	(30,222)	43,247
Net income from financial liabilities for trading at FVTPL
Financial derivative contracts	-	1,620	-
Subtotal	-	1,620	-
Net income from non-current assets and groups available for sale not admissible as discontinued operations
Financial assets at amortised cost	2,088	2,745	(1,238)
Financial assets at fair value through OCI	(20,173)	23,188	81,897
Financial liabilities at amortised cost	16,457	(3,734)	(33,106)
Subtotal	(1,628)	22,199	47,553
Net income from exchange, adjustment and hedge accounting of foreign currency
Net income from foreign currency exchange	260,428	(481,340)	90,133
Net income from readjustment of foreign currency
Financial assets at amortised cost	1,856	18,954	(3,608)
Others assets	1,353	(159)	96
Financial liabilities at FVTPL	(760)	-	-
Net income from hege accounting of foreign currency risk	(122,262)	587,976	(27,624)
Subtotal	140,615	125,431	58,997

Total income (expense) from financial operations	217,178	119,028	149,797

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 28 - NET INCOME FROM NON-CURRENT ASSETS AND GROUPS AVAILABLE FOR SALE NOT ADMISSIBLE AS DISCONTINUED OPERATIONS

The detail of net income from assets received in lieu of payment and sale of non-currents assets is as follows:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Net income from assets received in lieu of payment
Income from assets received in lieu of payment	4,873	2,786	1,188
Other income from assets received in lieu of payment	-	455	3,135
Provision on assets received in lieu of payment	(743)	(192)	(1,356)
Expenses for maintenance of assets received in lieu of payment	(2,017)	(1,425)	(1,485)
Subtotal	2,113	1,624	1,482
Sale of non-current assets
Net income from sale of fixed assets	6,405	673	865
Subtotal	6,405	673	865

TOTAL	8,518	2,297	2,347

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 29 - OTHER OPERATING INCOME AND EXPENSES

Other operating income is comprised of the following components:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Pension plan interest	963	640	-
Compensation from insurance companies due to damages (1)	141	45	255
Rental income	488	286	253
Income from recovery tax and expenses	548	218	250
Income from business alliance	1,180	440	72
Other	2,219	33	31
Total	5,539	1,662	861

(1) Mainly related to recoveries from fraud claims.

Other operating expenses are detailed as follows:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
Credit card expenses	779	272	546
Customer services	2,583	2,305	1,559
Operating risk charge-offs and provision	11,089	11,287	10,926
Recovery of operating expenses	(362)	(2,389)	(43)
Life insurance and general product insurance policies (1)	47,214	45,949	32,987
Commercial representation expenses	2,373	8,720	3,501
Expenses associated leasing operations (2)	3,842	3,772	3,628
Expenses associated factoring operations	784	414	536
Commercial alliance expenses	682	878	-
Lawsuits provision	1,210	493	330
Donations	-	119	2,360
Retail association payment	243	274	326
Non-recurrent expenses	-	-	6,622
Bond issuance expenses	1,202	217	-
Other	34,667	29,119	10,012
Total	106,306	101,430	73,290

(1)	New Fraud Law became effective on 2020, under which the Bank assumes responsibility against card fraud and electronic transactions.

(2)	Includes leasing land taxes, which were modified in 2020 (Tax Modernization Law).

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 30 - PERSONNEL SALARIES AND EXPENSES

For the years ended December 31, 2022, 2021 and 2020, the composition of personnel salaries and expenses is as follows:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$

Salary compensation	216,124	205,443	214,398
Performance bonus	60,801	65,873	65,519
Legal compensation	49,463	47,028	47,284
Short-term bonuses	33,462	38,879	34,445
Long-term bonus	14,659	4,132	10,710
Stock-based benefits	(1,169)	(315)	(1,589)
Seniority compensation	27,289	25,878	22,380
Pension plans	849	(873)	1,026
Training expenses	2,487	2,659	2,887
Nursery school and kindergarten expenses	2,928	2,812	2,769
Other personnel expenses	7,915	6,159	8,841
Total	414,808	397,675	408,670

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 31 - ADMINISTRATIVE EXPENSES

For the years ended December 31, 2022, 2021 and 2020, the composition of the item is as follows:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
General administrative expenses
Maintenance and repair of property, plant and equipment	23,411	22,157	20,300
Short term leases contracts	5,503	3,844	1,625
Other expenses related to leases contracts	30	20	78
Insurance payments	5,656	5,133	5,064
Office supplies	6,588	4,285	4,774
IT and communication expenses	85,209	80,965	68,436
Heating, and other utilities	5,514	4,213	5,455
Security and valuables transport services	16,459	13,490	12,365
Representation and personnel travel expenses	2,314	2,723	2,375
Judicial and notarial expenses	911	915	860
Fees for technical reports, assessments and auditing	8,760	7,950	8,460
Fines applied by FMC	51	-	-
Other general administrative expenses	20,631	14,337	13,110
Subtotal	181,037	160,032	142,848
Outsourced services
Data processing	41,714	36,250	38,032
Technological development, certification and testing service	3,197	3,442	2,351
Administration and supply of external human resources	21	105	-
Call center for sale, marketing and control quality of client’ services	15	8	-
External collection services	427	241	222
External ATM administration and maintenance services	525	377	331
External cleaning, casino, custody, storage services	4,691	4,395	3,620
Product sale and distribution services	119	368	1,025
External credit evaluation services	5,195	7,243	7,496
Other	26,042	21,887	19,436
Subtotal	81,946	74,316	72,513
Board expenses	1,764	1,539	1,517
Marketing expenses	25,984	26,321	16,791
Taxes, payroll taxes, and contributions
Real estate taxes	2,107	1,893	2,214
Patents	2,134	2,289	2,135
Other taxes	2	5	5
Contributions to FMC	15,245	13,739	12,427
Subtotal	19,488	17,926	16,781
Total	310,219	280,134	250,450

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 32 - DEPRECIATION, AMORTISATION, AND IMPAIRMENT

Depreciation, amortisation and impairment charges for the years ended December 31, 2022, 2021 and 2020, are detailed below:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$

Depreciation and amortisation
Depreciation of property, plant, and equipment	56,297	60,904	56,311
Amortisation of Intangible assets	42,377	32,252	25,384
Depreciation right of use assets	31,319	28,899	27,731
Total depreciation and amortisation	129,993	122,055	109,426
Impairment of property, plant, and equipment	-	-	-
Impairment of right of use assets	-	-	638
Impairment of intangibles	-	-	-
Total impairment	-	-	638
Total	129,993	122,055	110,064

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 33 - EXPECTED CREDIT LOSSES ALLOWANCE

As of December 31, 2022, 2021 and 2020, under the credit risk model established by IFRS 9 the ECL allowance by stage recorded at income statements is as follows:

For the year ended December 31, 2022 *	Stage1		Stage2		Stage3
	Corporate	Other ** commercial	Corporate	Other ** commercial	Corporate	Other ** commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	4,324	8,734	272	515	90,349	93,961	198,155
Mortgage loans	-	(5,010)	-	(4,936)	-	51,327	41,381
Consumer loans	-	16,234	-	72,115	-	113,510	201,859
Contingent loans	453	2,864	-837	(231)	1,511	1,429	5,189
Loans and account receivable at FVOCI	58	-	-	-	-	-	58
Debt at FVOCI	-	(529)	-	-	-	-	(529)
Debt at amortised cost	-	957	-	-	-	-	957
Subtotal	4,837	23,249	-565	67,463	91,860	260,227	447,071
Recovery of loans previously charged-off							(90,577)
TOTAL							356,494

*	Includes overlays for an amount of MCh$91,351 for future macro-economic information and scenarios updates. See Note 37, Risk management.

**	Includes Other Commercial, Mortgages and Consumer

For the year ended December 31, 2021	Stage1		Stage2		Stage3
	Corporate	Others ** commercial	Corporate	Others commercial	Corporate	Others** commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	22,469	6,625	37,952	3,445	48,013	58,030	176,534
Mortgage loans	-	7,134	-	7,540	-	29,763	44,437
Consumer loans	-	56,994	-	17,710	-	59,963	134,667
Contingent loans	1,607	7,397	5,167	(1,420)	(279)	(218)	12,254
Loans and account receivable at FVOCI	59	-	-	-	-	-	59
Debt at FVOCI	-	(435)	-	-	-	-	(435)
Debt at amortised cost	-	711	-	-	-	-	711
Total	24,135	78,426	43,119	27,275	47,734	147,538	368,227
Recovery of loans previously charged-off							(76,999)
TOTAL							291,228

**	Includes Other Commercial, Mortgages and Consumer

For the year ended December 31, 2020 *	Stage1		Stage2		Stage3
	Corporate	Other ** commercial	Corporate	Other** commercial	Corporate	Other** commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	43,655	23,449	43,861	31,410	105,730	76,357	324,462
Mortgage loans	-	30,203	-	4,034	-	7,636	41,873
Consumer loans	-	42,986	-	(3,914)	-	141,466	180,538
Contingent loans	852	(1,411)	1,624	3,029	(14)	423	4,503
Loans and account receivable at FVOCI	629	-	-	-	-	-	629
Debt at FVOCI	682	-	-	-	-	-	682
Total	45,818	95,227	45,485	34,559	105,716	225,882	552,687
Recovery of loans previously charged-off							(74,926)
							477,761

*	Includes overlays for an amount of MCh$59,000. See Note 37, Risk management.

**	Includes Other Commercial, Mortgages and Consumer

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 34 - TRANSACTIONS WITH RELATED PARTIES

In addition to affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander-Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, since all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued

a.	Loans to related parties

Loans and accounts receivable as well as contingent loans that correspond to related entities are as follows:

	As of December 31,
	2022				2021				2020
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable
Commercial loans	680,624	118	3,185	280	592,992	192	2,611	219	352,590	265	3,939	900
Mortgage loans	-	-	30,479	-	-	-	20,716	-	-	-	22,428	-
Consumer loans	-	-	6,540	-	-	-	6,562	-	-	-	6,131	-
Loans and accounts receivable	680,624	118	40,204	280	592,992	192	29,889	219	352,590	265	32,498	900

Allowance for loan losses	(2,213)	(8)	(164)	(10)	(2,586)	(30)	(138)	(6)	(1,138)	(9)	(137)	(14)
Net loans	678,411	100	40,040	270	590,406	162	29,751	213	351,452	256	32,361	886

Guarantees	-	-	-	-	2,039	-	25,545	117	3,323	-	27,203	442

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-	-	-	-	-
Letters of credit	19,162	-	-	-	13,848	-	-	-	3,447	-	-	93
Guarantees	30,422	-	-	-	538	-	-	-	811	-	-	-
Contingent loans	49,584	-	-	-	14,386	-	-	-	4,258	-	-	93

Allowance for contingent loans	(41)	-	-	-	(32)	-	-	-	(6)	-	-	-
Net contingent loans	49,543	-	-	-	14,354	-	-	-	4,252	-	-	93

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued

Loan activity to related parties during 2022, 2021 and 2020 is shown below:

	As of December 31,
	2022				2021				2020
	Group entities	Associates entities	Key Personnel	Other	Group entities (*)	Associates entities	Key Personnel	Other	Group entities (*)	Associates entities	Key Personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	607,378	192	29,889	219	356,848	265	32,498	993	715,671	375	29,240	748
Loans granted	179,540	29	18,115	156	373,006	-	5,738	53	388,896	-	8,080	727
Loans payments	(56,710)	(103)	(7,800)	(95)	(122,476)	(73)	(8,347)	(827)	(747,719)	(110)	(4,822)	(482)
Total	730,208	118	40,204	280	607,378	192	29,889	219	356,848	265	32,498	993

(*)	Loans with non-controlled companies (not-consolidated) amount MCh$27,544, MCh$1,174 and MCh$2,286 as of December 31, 2022, 2021 and 2020, respectively.

b.	Assets and liabilities with related parties

	As of December 31,
	2022				2021				2020
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	280,364	-	-	-	1,069,468	-	-	-	703,069	-	-	-
Financial assets at FVTPL
Financial derivative contracts	1,190,683	386,494	-	-	1,164,660	298,997	-	-	978,696	186,038	33	7
Other assets	676,850	287,053	-	-	1,042,852	437,227	-	-	445,609	412,277	-	-

Liabilities
Financial liabilities at FVTPL
Financial derivative contracts	1,695,284	326,149	-	-	2,083,795	224,247	-	-	1,137,502	354,108	-	-
Financial liabilities at amortised cost
Deposits and other demand liabilities	73,193	-	4,398	833	16,190	2,486	4,760	1,003	17,118	4,484	5,997	3,242
Time deposits and other time liabilities	10,376	-	9,442	1,102	900,830	1,677	3,066	948	1,409,404	100	4,706	864
Obligations under repurchase agreements	64,547	-	-	18,135	57,771	-	181	5,807	961,718	-	101	-
Interbank borrowing	224,798	-	-	-	640,860	-	-	-	544,291	-	-	-
Issued debt instruments	1,001,310	-	-	-	584,244	592,468	-	-	349,002	-	-	-
Other financial liabilities	267,130	325,070	-	-	16,259	233,630	-	-	1,210	4,484	5,997	3,242

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued

c.	Income (expense) recorded due to transactions with related parties

	For the years ended December 31,
	2022				2021				2020
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interest income and inflation-indexation adjustments	(44,196)	(13)	4,198	79	(24,428)	51	1,905	9	(30,586)	21	1,202	10
Fee and commission income and expenses	157,236	86,581	261	15	134,404	25,445	202	11	46,823	22,596	152	24
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	(690,780)	(47,993)	(217)	27	(751,605)	187,300	-	-	(390,737)	240,565	-	-
Other operating income and expenses	1,311	(619)	-	-	552	(525)	-	-	492	(522)	-	-
Key personnel compensation and expenses	-	-	(32,739)	-	-	-	(36,579)	-		-	(31,961)	-
Administrative and other expenses	(78,435)	(82,771)	-	-	(66,895)	(54,953)	-	-	(45,478)	(16,763)	-	-

(*)	Primarily relates to derivative contracts used to financial hedge of exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued

d.	Transactions with related parties

Single transaction in the period with related parties not legal persons, which are not usual business operations of the Bank with their clients, and that exceed UF2,000 (USD 82,654)

As of December 31, 2022			Description of the transactions			Effect on income statements		Effect on balance sheet
Business name	Country	Nature of relationship with the Bank	Type of service	Term	Renewal	Income MCh$	Expenses MCh$	Account receivable MCh$	Account payable MCh$
Banco Santander, S.A.	Spain	Group	Advisory services	Monthly	Contractual	-	15,999	-	1,642
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	Back Office services	Monthly	Contractual	-	3,059	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	Contractual	234	-	234	-
Santander Factoring S.A.	Chile	Group	Leases, Custody and gateway	Monthly	Contractual	39	423	39	133
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting services	Monthly	Contractual	60	1,019	60	523
Santander Gestión de Recaudación y Cobranzas, Ltda.	Chile	Group	Leases and collection	Monthly	Contractual	408	180	408	14
Santander Global Facilities, S.L.	Spain	Group	Advisory services	Monthly	Contractual	-	341	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	Contractual	-	4,381	-	26
Santander Corredores de Bolsa Limitada	Chile	Group	Leases	Monthly	Contractual	65	226	65	29
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	Contractual	-	258	-	-
Universia Chile, S.A.	Chile	Group	Institucional services	Monthly	Contractual	8	341	8	-
Aquanima Chile S.A.	Chile	Group	Procurement Services	Monthly	Contractual	-	1,710	-	-
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and others	Monthly	Contractual	-	626	-	78
Zurich Santander Seguros Generales Chile S.A.	Chile	Group	Commercial agreements	Monthly	Contractual	187	-	187	-
Santander Consumer Finance Limitada	Chile	Group	Advisory services and others	Monthly	Contractual	70	-	70	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT Services	Monthly	Contractual	-	49,744	-	-
Mercury Trade Finance Solutions, S.p.A.	Chile	Group	IT Services	Monthly	Contractual	-	256	-	-
Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Chile	Group	Leases	Monthly	Contractual	415	-	415	-
Santander Corredora de Seguros Limitada	Chile	Group	Insurance broker	Monthly	Contractual	87	-	87	-
Centro de Compensación Automatizado, S.A.	Chile	Group	Derivatives clearing	Monthly	Contractual	-	2,184	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Group	Card operator	Monthly	Contractual	-	632	-	-
PagoNxt Trade Services, S.L.	Spain	Group	Digital payments	Monthly	Contractual	-	284	-	-

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued

As of December 31, 2021			Description of the transactions			Effect on income statements		Effect on balance sheet
Business name	Country	Nature of relationship with the Bank	Type of service	Term	Renewal	Income MCh$	Expenses MCh$	Account receivable MCh$	Account payable MCh$
Banco Santander, S.A.	Spain	Group	Consulting services	Monthly	Contractual	-	12,710	-	10,329
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	BackOffice services	Monthly	Contractual	-	2,005	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	Contractual	211	-	-	-
Santander Factoring S.A.	Chile	Group	Leases,Custody, Gateway	Monthly	Contractual	35	428	35	42
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting services	Monthly	Contractual	54	917	-	79
Santander Gestión de Recaudación y Cobranzas, Ltda.	Chile	Group	Leasing and collection services	Monthly	Contractual	369	6,221	-	175
Santander Investment Chile Limitada	Chile	Group	Consulting services	Monthly	Contractual	-	3,910	-	60
Santander Global Technology and Operations Chile limitada	Chile	Group	Leases	Monthly	Contractual	-	231	-	-
Universia Chile, S.A.	Chile	Group	Leases	Monthly	Contractual	-	274	-	65
Aquanima Chile S.A.	Chile	Group	IT services	Monthly	Contractual	-	1,940	-	-
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Institutional services	Monthly	Contractual	-	495	-	65
Zurich Santander Seguros Generales Chile S.A.	Chile	Asociate	Procurement services	Monthly	Contractual	188	-	188	-
Santander Consumer Finance Limitada	Chile	Group	Sales channel services	Monthly	Contractual	911	-	71	-
Santander Global Technology and Operations, S.L. Unipersonal	España	Group	Leases and others	Monthly	Contractual	-	41,683	-	-
Mercury Trade Finance Solutions, S.p.A.	Chile	Group	Sales channel services	Monthly	Contractual	-	343	-	-
Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Chile	Group	Consulting services and others	Monthly	Contractual	443	-	-	-

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued

e.	Payments to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding manager positions shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statements of Income, corresponds to the following categories:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$

Personnel compensation	20,280	16,067	16,220
Board members’ salaries and expenses	1,692	1,539	1,452
Bonuses or gratifications	17,794	18,458	12,583
Stock-based benefits (*)	(1,169)	(315)	(1,589)
Seniority compensation	6	512	1,079
Pension plans	849	(873)	1,026
Training expenses	50	113	87
Health funds	357	271	276
Other personnel expenses	791	807	827
Total	40,650	36,579	31,961

(*)	Some of the executives that qualified for this benefit left the Group for different reasons, without complying with the requirements to receive the benefit, therefore the obligation amount decreased, which generated the reversal of provisions.

f.	Composition of key personnel

As of December 31, 2022, 2021 and 2020, the composition of the Bank’s key personnel is as follows:

Position	N° of executives
	As of December 31,
	2022	2021	2020

Director	11	11	11
Manager	124	100	109

Total key personnel	135	111	120

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 35 - PENSION PLANS

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

Plan Assets owned by the Bank at the end of 2022 totaled MCh$6,819 (MCh$7,200 in 2021).

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

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Post-employment plans	Post-employment plans
	2022	2021

Mortality chart	RV-2014	RV-2014
Termination of contract rates	5,0%	5,0%
Impairment chart	PDT 1985	PDT 1985

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 35 - PENSION PLANS, continued

Activity for post-employment benefits is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Plan assets	6,819	7,200
Commitments for defined-benefit plans
For active personnel	(6,277)	(6,677)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	542	523

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2022	2021	2020
	MCh$	MCh$	MCh$
a) Fair value of plan assets
Opening balance	7,127	8,224	7,195
Expected yield of insurance contracts	211	640	385
Employer contributions	337	995	870
Actuarial (gain) losses	-	-	-
Premiums paid	-	-	-
Benefits paid	(856)	(2,659)	(226)
Fair value of plan assets at year end	6,819	7,200	8,224
b) Present value of obligations
Present value of obligations opening balance	(6,633)	(7,551)	(6,525)
Net incorporation of Group companies	-	-	-
Service cost	356	873	(1,026)
Interest cost	-	-	-
Curtailment/settlement effect	-	-	-
Benefits paid	-	-	-
Past service cost	-	-	-
Actuarial (gain) losses	-	-	-
Other	-	-	-
Present value of obligations at year end	(6,277)	(6,678)	(7,551)
Net balance at year end	542	523	673

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 35 - PENSION PLANS, continued

Plan expected profit:

	As of December 31,
	2022	2021	2020

Type of expected yield from the plan’s assets	UF + 2.50% annually	UF + 2.50% annually	UF + 2.50% annually
Type of yield expected from the reimbursement rights	UF + 2.50% annually	UF + 2.50% annually	UF + 2.50% annually

Plan associated expenses:

	For the years ended December 31,
	2022	2020	2019
	MCh$	MCh$	MCh$

Current period service expenses	356	(873)	1,026
Interest cost	-	-	-
Expected yield from plan’s assets	211	(640)	(385)
Expected yield of insurance contracts linked to the Plan:	-		-
Extraordinary allocations	-	-	-
Actuarial (gain)/ losses recorded in the period	-	-	-
Past service cost	-	-	-
Other	-	-	-
Total	567	(1,513)	641

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

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

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2022 and 2021:

	As of December 31,
	2022		2021
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets for trading at FVTPL
Financial derivative contracts	11,672,960	11,672,960	9,494,471	9,494,471
Debt financial instruments	154,046	154,046	73,347	73,347
Financial assets at FVOCI
Debt financial instrument	5,880,733	5,880,733	5,803,139	5,803,139
Other financial instruments	142,306	142,306	105,437	99,375
Financial derivative contracts for hedge accounting	477,762	477,762	629,136	629,136
Financial assets at amortised cost
Debt financial instruments	4,867,591	4,496,503	4,691,730	4,249,697
Interbank loans	32,991	32,918	428	430
Loans and account receivable from customers	38,696,410	39,181,962	35,477,200	35,654,706
Guarantee deposits (margin accounts)	2,442,325	2,442,325	1,988,410	1,988,410

Liabilities
Financial liabilities for trading at FVTPL
Financial derivative contracts	11,319,320	11,319,320	9,507,031	9,507,031
Financial derivative contracts for accounting hedges	2,788,794	2,788,794	1,364,210	1,364,210
Financial liabilities at amortised cost
Deposits and other demand liabilities	14,086,226	14,086,226	17,900,938	17,900,938
Time deposits and other time liabilities	12,978,790	13,117,554	10,131,055	10,177,658
Interbank borrowings	8,864,765	8,223,783	8,826,583	8,867,185
Issued debt instruments	7,165,893	6,871,028	6,935,423	7,058,404
Other financial liabilities	292,995	292,995	182,907	186,150
Regulatory capital financial instruments	1,733,869	2,459,632	1,461,637	1,487,555
Guarantees received (margin accounts)	1,017,968	1,017,968	857,679	857,679

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

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

a.	Financial assets held for trading and Debt instruments at FVOCI

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

b.	Loans and accounts receivable at amortised cost

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

c.	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d.	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e.	Financial derivative contracts for trading and hedge accounting

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

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

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis:

	Fair value measurement
As of December 31,	2022	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets for trading at FVTPL
Financial derivative contracts	11,672,960	-	11,672,922	38
Debt financial instruments	154,046	154,046	-	-
Financial assets at FVOCI
Debt financial instrument	5,880,733	5,870,407	9,894	432
Other financial instruments	142,306	-	-	142,306
Financial derivative contracts for hedge accounting	477,762	-	477,762	-
Guarantee deposits (margin accounts)	2,442,327		2,442,327	-
Total	20,770,134	6,024,453	14,602,905	142,776
Liabilities
Financial liabilities for trading at FVTPL
Financial derivative contracts	11,319,320	-	11,319,320	-
Financial derivative contracts for accounting hedges	2,788,794	-	2,788,794	-
Guarantees received (margin accounts)	1,017,968	-	1,017,968	-
Total	15,126,082	-	15,126,082	-

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

	Fair value measurement
As of December 31,	2021	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets for trading at FVTPL
Financial derivative contracts	9,494,471	-	9,494,471	-
Debt financial instruments	73,347	42,437	30,910	-
Financial assets at FVOCI
Debt financial instrument	5,803,139	5,789,050	13,534	555
Other financial instruments	99,375	-	-	99,375
Financial derivative contracts for hedge accounting	629,136	-	626,640	2,496
Guarantee deposits (margin accounts)	1,988,410	-	1,988,410	-
Total	18,087,878	5,831,487	12,153,965	102,426
Liabilities
Financial liabilities for trading at FVTPL
Financial derivative contracts	9,507,031	-	9,507,031	-
Financial derivative contracts for accounting hedges	1,364,210	-	1,364,210	-
Guarantees received (margin accounts)	857,679	-	857,679	-
Total	11,728,920	-	11,728,920	-

The following table presents assets or liabilities which are not measured at fair value in the statements of financial position but for which the fair value is disclosed:

	Fair value measurement
As of December 31,	2022	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets at amortised cost
Debt financial instruments	4,496,503	4,496,503	-	-
Interbank loans	32,918	-	-	32,918
Loans and account receivable from customers	39,181,962	-	-	39,181,962
Total	43,711,383	4,496,503	-	39,214,880
Liabilities
Financial liabilities at amortised cost
Deposits and other demand liabilities	14,086,226	-	-	14,086,226
Time deposits and other time liabilities	13,117,554	-	13,117,554	-
Interbank borrowings	8,223,783	-	8,223,783	-
Issued debt instruments	6,871,028	-	6,871,028	-
Other financial liabilities	292,995	-	292,995	-
Regulatory capital financial instruments	2,459,632	-	2,459,632	-
Total	45,051,218	-	30,964,992	14,086,226

	Fair value measurement
As of December 31,	2021	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets at amortised cost
Debt financial instruments	4,249,697	4,249,697	-	-
Interbank loans	430	-	-	430
Loans and account receivable from customers	35,654,706	-	-	35,654,706
Total	39,904,833	4,249,697	-	35,655,136
Liabilities
Financial liabilities at amortised cost
Deposits and other demand liabilities	17,983,282	-	-	17,900,938
Time deposits and other time liabilities	10,177,658	-	10,221,663	-
Interbank borrowings	8,867,185	-	8,905,524	-
Issued debt instruments	7,058,404	-	7,058,404	-
Other financial liabilities	186,150	-	186,150	-
Regulatory capital financial instruments	1,487,555	-	1,487,555	-
Total	45,760,234	-	27,859,296	17,900,938

The fair values of other assets and other liabilities approximate their carrying values.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

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

The valuation techniques used to estimate each level are defined in Note 1,i)

There were no transfers between levels 1 and 2 for the year ended December 31, 2022 and 2021.

The table below shows the effect, at December 31, 2022 and 2021, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by a sensitivity analysis under a 1bp scenario, detailed in the following table:

As of December 31, 2022
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Financial derivatives contracts	Present Value method	Curves on TAB (1)	(0.6)	0.6
Debt financial instruments at FVOCI	Internal rate of return method	BR UF (2)	(0.07)	0.07

As of December 31, 2021
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Financial derivatives contracts	Present Value method	Curves on TAB (1)	(0.6)	0,6
Debt financial instruments at FVOCI	Internal rate of return method	BR UF (2)	(0.1)	0.1

(1)	TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30, 90, 180 and 360 day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento - UF)).

(2)	BR: “Bonos de Reconocimiento” (Recognition Bonds). The Recognition Bond is an instrument of money provided by the State of Chile to workers who joined the new pension system, which began operating since 1981.

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant inputs (Level 3) as of December 31, 2022, 2021 and 2020:

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2022	102,426	-
Total realized and unrealized profits (losses)
Included in statements of income	139,848	-
Included in other comprehensive income	(99,498)	-
Purchases, issuances, and loans (net)	-	-
Level transfer	-	-
As of December 31, 2022	142,776	-

Total profits or losses included in comprehensive income for 2022 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2022	40,350	-

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2021	77,458	2,760
Total realized and unrealized profits (losses)
Included in statements of income	(4,711)	-
Included in other comprehensive income	30,073	-
Purchases, issuances, and loans (net)	-	-
Level transfer	(394)	(2,760)
As of December 31, 2021	102,426	-

Total profits or losses included in comprehensive income for 2021 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2021	24,968	(2,760)

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2020	81,678	2,950
Total realized and unrealized profits (losses)
Included in statements of income	(196)	1,012
Included in other comprehensive income	3,087	-
Purchases, issuances, and loans (net)	-	-
Level transfer	(7,111)	(1,202)
As of December 31, 2020	77,458	2,760

Total profits or losses included in comprehensive income for 2020 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2020	(4,220)	(190)

The realized and unrealized profits (losses) included in comprehensive income for 2022 and 2021, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statements of Comprehensive Income.

The potential effect as of December 31, 2022 and 2021 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant inputs (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2022 and 2021:

As of December 31, 2022

	On-balance sheet amounts with netting agreements
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remaining financial instruments not subject to neeting agreements	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts and hedge accounting (1)	10,280,291	-	10,280,291	1,870,431	12,150,722
Loans and accounts receivable and interbank loans (2)	-	-	-	37,692,840	37,692,840
Total	10,280,291	-	10,280,291	39,563,271	49,843,562
Liabilities
Financial derivative contracts and hedge accounting	11,365,281	-	11,365,281	2,742,833	14,108,114
Investments under resale agreements	315,355	-	315,355	-	315,355
Deposits and interbank borrowings	-	-	-	35,929,781	35,929,780
Total	11,680,636	-	11,680,636	38,672,614	50,353,249

(1)	Derivatives contract have guarantees associated for Ch$1,695,431 million and Ch$746,729, respectively.

(2)	Loans and accounts receivable and interbank loans at amortised cost

(3)	Include Deposits and other demand liabilities, Time deposits and other time liabilities and interbank borrowings

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2021

	On-balance sheet amounts with netting agreements
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remaining financial instruments not subject to neeting agreements	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts and hedge accounting (1)	8,976,617	-	8,976,617	1,146,990	10,123,607
Loans and accounts receivable and interbank loans (2)	-	-	-	35,477,628	35,477,628
Total	8,976,617	-	8,976,617	36,624,618	45,601,235
Liabilities
Financial derivative contracts and hedge accounting	8,730,066	-	8,730,066	2,141,175	10,871,241
Investments under resale agreements	86,634	-	86,634	-	86,634
Deposits and interbank borrowings (3)	-	-	-	36,858,576	36,858,576
Total	8,816,700	-	8,816,700	38,999,751	47,816,451

(1)	Derivatives contract have guarantees associated for Ch$882,398 million and Ch$999,425, respectively.

(2)	Loans and accounts receivable and interbank loans at amortised cost

(3)	Include Deposits and other demand liabilities, Time deposits and other time liabilities and interbank borrowings

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

	As of December 31, 2022		As of December 31, 2021
	Assets	Liability	Assets	Liability
Financial derivative contracts	MCh$	MCh$	MCh$	MCh$

Financial derivative contracts with collateral agreement threshold equal to zero	8,177,074	9,588,768	8,696,994	9,280,079
Financial derivative contracts with non-zero threshold collateral agreement	440,091	536,318	1,124,413	906,479
Financial derivative contracts without collateral agreement	3,533,557	3,983,028	302,200	684,683
Total	12,150,722	14,108,114	10,123,607	10,871,241

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risks. The main risks related to financial instruments that apply to the Bank are as follows:

●	Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:

-	Foreign exchange risk: this arises as a consequence of exchange rate fluctuations among currencies.

-	Interest rate risk: this arises as a consequence of fluctuations in market interest rates.

-	Price risk: this arises as a consequence of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all the instruments negotiated in the market.

-	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UFs.

●	Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party.

●	Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

●	Operational risk: the risk of loss due to inadequate or failed internal processes, people or systems or external events, and have legal, regulatory and reputational effect.

●	Capital risk: this is the risk that the Bank may have an insufficient amount and/or quality of capital to meet the minimum regulatory requirement to operate as a bank, respond to market expectations regarding its creditworthiness, and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

This note includes information on the Bank’s exposure to these risks and on its objectives, policies, and processes involved in their measurement and management.

1.	A solid risk culture that is followed by all employees covers all risks and promotes socially responsible management, which contributes to the Bank’s long-term sustainability.

2.	All employees are responsible for risk management and must know and understand the risks generated by their daily activities, avoiding taking risks whose impact is unknown or exceeds the limits of the Bank’s risk appetite.

3.	Involvement of senior management, by ensuring the coherent management and control of risks through their conduct, actions and communications. In addition, it will promote a risk culture, evaluating implementation degree and checking that the profile remains within the levels defined in the Bank’s risk appetite.

4.	Independence of risk management and control functions.

5.	Anticipatory and comprehensive approach to risk management and control in all businesses and types of risk.

6.	Correct and complete information management that allows identified, evaluated, managed and communicated risks appropriately at the corresponding levels.

These principles, along with interrelated strategy tools and processes, such as risk appetite, risk profile assessment, scenario analysis and risk reporting framework, as well as annual budgeting processes, make up a holistic control structure for the entire Bank.

Risk governance

The Bank has a robust risk governance structure that seeks effective control of the risk profile, in accordance with the appetite defined by the Board of Directors and which is based on the distribution of roles among the three lines of defense and a solid structure of committees, which is reinforced by the Risk Pro culture that addresses the entire organization.

The Bank’s three lines of defense model seeks to guarantee the effectiveness of risk management and control:

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

First line

Business and all other functions that create risk are the first line of defense. These functions must ensure that the risks they generate are aligned with the approved risk appetite and the corresponding limits. Any unit that originates risk has primary responsibility for managing that risk.

Second line

The Risk and Compliance and Conduct functions. Their role is to independently monitor and challenge the risk management activities carried out by the first line of defence. These functions ensure risk management in accordance with the appetite defined by the Board of Directors and promote a solid risk culture throughout the organization

Third line

The Internal Audit function periodically evaluates that policies, methodologies and procedures are adequate and are effectively implemented in the management and control of all risks.

Risk committee structure

The Board is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned to Chilean regulations and international best practices.

For proper functioning, the Bank has several key high-level committees, composed of directors and executive members of Santander’s management:

A.	Integral Risk Committee

The Integral Risk Committee is responsible for advising the Board of Directors in defining the risk appetite that business areas may assume, as well as supervising the correct identification, measurement and control of all risks that may affect to the bank. The committee is a governance structure through which the Board of Directors supervises the reasonableness of the risk measurement and control systems. The Board of Directors has delegated the responsibility for credit risk management to the Integral Risk Committee (CIR) and to the Bank’s Risk Division.

B. Audit Committee

The main responsibility of this Committee is to support the Board of Directors in the continuous improvement of internal control, which includes the review of the external auditors’ work, the Internal Audit Department and the supervision of the financial statements elaboration. The Committee is also responsible for analyzing the observations made by the Chilean financial system regulatory entities and for recommending measures to be taken by the administration. The external auditors are proposed by this Committee to the Board of Directors and approved by the shareholders at the annual meeting.

C. Asset and Liability Committee

The main functions of the ALCO are to monitor and control the structural risks of the balance, such as limits of exposure to inflation, interest rate risk, capital and liquidity funding levels. Also, review the behavior of relevant local and international markets and local monetary policies.

D. Market Committee

The Market Committee is responsible for establishing the Bank’s policies, procedures and limits with respect to its trading portfolio, making local and international estimates for decision making. Review results of the Bank’s customer treasury business.

E. Risk Department

The Board of Directors delegates the risk identification, measurement and control faced by the Bank to the Risk Division, which is led by the Chief Risk Officer (CRO), reporting directly to the general manager (in conjunction with CIR). The CRO is responsible for supervising all risks, as well as questioning and advising the business and its management. The areas of credit risk, market (including liquidity and structural), operational, strategic, models, compliance and reputational risk depend on this division.

Market risk

Market risk arises as a consequence of the market activity, through financial instruments whose value can be affected by changes in market conditions and reflected in financial assets/liabilities and financial risk factors. The risk can be diminished by means of hedging through other products (assets/liabilities or derivative instruments) or terminating the open transaction/position. The objective of market risk management is to manage and control market risk exposure within acceptable parameters.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

There are four major risk factors that affect the market prices: type of interest, type of exchange, price, and inflation. In addition and for certain positions, it is necessary to consider other risks as well, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The Market Risk Department is responsible for measurement and control of market risks that are overseen by the Risk Division. Market Committee and the Assets and Liabilities Committee are responsible for the approval of limits. The main market risks are also reviewed in the CIR.

The Finance Division, through the Financial Management Department, is responsible for managing the Bank’s balance sheet, supervised and controlled by the Assets and Liabilities Committee and the Risk Division. Among its functions is the elaboration of detailed policies and their application, as well as the following:

i.	Optimization of the liabilities’ cost, searching the most efficient financing strategies, including bonds’ issuance and bank credit lines.

ii.	Management of short and long-term liquidity regulatory limits.

iii.	Inflation risk management.

iv.	Rate risk management in local and foreign currency.

The Bank’s internal management to measure market risk is mainly based on analyzing the three following portfolios:

●	trading portfolio

●	local financial management portfolio

●	foreign financial management portfolio

The Treasury Department is responsible for managing the Bank’s trading portfolios and keeping them within the loss limits, calculated and estimated by the Market Risk Management. The trading portfolio (measured at fair value through profit and loss) is comprised of investments valued at fair market value and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intention of selling them in the short term to benefit from short–term price fluctuations. The trading portfolio also includes the Bank’s exposure to foreign currency. The financial management portfolios include all the financial investments not considered to be part of trading portfolio.

The main functions in connection with trading portfolio include the following:

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

The main functions in connection with financial management portfolios include the following:

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

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

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2022, 2021 and 2020, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

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

In addition, the VaR methodology should be interpreted taking into consideration the following limitations:

●	Changes in market rates and prices may not be independent and identically distributed random variables and may not have a normal distribution. In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

●	The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate. In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;

●	A 1-day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day, It would not be possible to liquidate or cover all the positions in a single day;

●	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

●	The use of a 99% level of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

●	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses,

We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. In both 2021 and 2020, the Bank has remained within the maximum limit established for the VaR, even in those circumstances in which actual VaR exceed the estimated VaR.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

High, low and average levels for each component for 2022 and 2021 were as follows:

VaR	2022 USDMM	2021 USDMM
Consolidated
High	6.23	3.43
Low	2.73	1.11
Average	4.41	1.96

Fixed-income investments
High	5.78	2.86
Low	2.75	1.12
Average	4.20	1.86

Variable-income investments
High	-	0.29
Low	-	-
Average	-	0.19

Foreign currency investments
High	4.82	2.33
Low	0.17	0.09
Average	1.14	0.77

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

For the consolidated limit, we add the foreign currency limit to the domestic currency limit and multiple by 2 the sum of the multiplication of them together both for net financial loss limit as well as for the capital and reserves loss limit, using the following formula:

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

Market risk – Financial management portfolio – December 31, 2022 and 2021

	2022		2021
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	33,550	95,710	32,865	84,864
High	23,982	57,176	31,233	80,097
Low	15,459	39,957	13,694	41,653
Average	21,366	49,580	24,018	62,916
Financial management portfolio – foreign currency (Th$US)
Loss limit	38,231	43,329	36,619	34,991
High	9,713	33,388	8,545	32,205
Low	255	20,371	698	1,055
Average	3,173	26,310	3,733	17,615
Financial management portfolio – consolidated (in MCh$)
Loss limit	33,550	95,710	32,865	84,864
High	28,699	76,738	25,709	78,259
Low	16,515	66,098	12,854	56,857
Average	23,438	71,003	21,041	69,577

Inflation risk

The Bank has readjustable assets and liabilities according to the variation of the Unidad de Fomento (UF). In general, the Bank has more assets than liabilities in UF and, therefore, moderate increases in inflation have a positive effect on income from readjustments, while a fall in the value of the UF negatively affects the Bank’s margin. The Assets and Liabilities Committee establishes a set of limits on the difference between UF-denominated assets and liabilities that cannot exceed 30% of the Bank’s interest-bearing assets. This mismatch is managed on a daily basis by Financial Management and the limits are calculated and monitored by the Market Risk Division.

Market Risk Position and measurement

Market Risk Exposure is measured and controlled through the difference between the balances of assets and liabilities in foreign currency (net position) and the cash flows payable (liabilities) and cash receivable (asset) in the Trading and Banking Books, for a specific term or time band.

Foreign currency positions and term mismatches are exposed to adjustment factors, sensitivity and rate changes.

The Exposure to Market Risks on a Standardized Base Policy was presented and approved by the Bank’s Board of Directors.

Market Risk Exposure is determined based on the following risks:

●	Interest rate risk

●	Currency Risk

●	Indexation Risk

●	Currency Options Risk

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

The following table illustrates the exposure to market risk. The maximum exposure to long-term interest rate risk is 35% of the regulatory capital and is approved by the Board of Directors. The maximum exposure to short-term interest rate risk is 30% of net interest income and readjustments plus interest rate sensitive commissions:

	As of december 31,
	2022	2021
	MCh$	MCh$
Market risk – trading protfolio
Exposure to rate risk	441,688	377,006
Exposure to currency risk	1,535	8,089
Interest rate option risk	-	-
Currency option risk	1,145	1,429
Total exposure of trading portfolio	444,368	386,524
10% of RWA	555,460	3,577,035
Subtotal	999,828	3,963,559
Limit = Regulatory capital	6,759,047	5,114,609
Available margin	5,759,219	1,151,050

Market risk – short-term financial management portfolio
Short Term Exposure to Interest Rate Risk	193,895	217,045
Exposure to Infaltion Risk	112,523	178,033
Short-term exposure of financial management portfolio	306,418	395,078
Limit = 35% net (net income from interest and readjustments + interest rates sensitive commissions)	530,199	529,542
Available margin	223,781	134,464

Market risk – long-term financial management portfolio
Long Term Exposure to Interest Rate Risk	1,194,181	1,221,762
Limit = 35% Regulatory capital	2,365,666	1,790,113
Available margin	1,171,485	568,351

IBOR – reform

In 2013, The IOSCO Principles for Financial Benchmarks were published with the aim of creating an overarching framework for the development of reference index. Subsequently, the FSB established an Official Sector Steering Group (OSSG) which is working to monitor and support progress on implementing interest rate benchmark reforms and facilitate the transition away from LIBOR (and other IBORs where appropriate). Since then, central banks and regulators from different jurisdictions have organized working groups to recommend alternative index for EONIA (Euro Overnight Index Average) and LIBOR (London Interbank Offered Rates).In September 13, 2018 the European Central Bank recommended the euro short-term rate (ESTER) as alternative euro risk- free rate and replacement for EONIA. On October 2, 2019 ECB published the first €STR, since then, the current EONIA methodology has been modified to become €STR plus a fixed spread of 8.5 basis points, in order to maintain EONIA for a transitional period until its discontinuation in January 3, 2022.

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

In 2019, the Bank launched a global programme to manage risks and challenges of the IBOR transition. This programme facilitated the process of risk identification and the selection of the most appropriate response to mitigate those risks. The structure of the programme focuses on the following areas: Technology and Operations, Legal, Customer Relations, Risk Management and Models, Conduct and Communication, and Accounting and Finance. Therefore, the Bank has been working since 2019 in a “transition programme” to manage the identified risks and address the challenges that may arise in the transition period.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

Following the road map established, the Bank identified impacted clients and areas, risks to which the Bank is exposed, determined working teams and involved senior management in a strong governance plan and implemented actions plans for each impacted risk and impacted areas, which we expect will allow us to face the challenges related to RFR elimination.

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

In this context, at the end of 2021 and at the beginning of 2022, the Bank focused on offering products referenced to RFR rates. Moreover, on 2022 and continuing in 2023, the efforts will focus on renegotiation and migration to RFR rates (SOFR).

As of December 31, 2022 and 2021, the exposures of financial assets and liabilities impacted by the IBOR reform are presented below:

As of December 31, 2022
Loans and advances	Deposits	Debt instruments	Financial derivative contracts (Assets)	Financial derivative contracts (Liabilities)
MCh$	MCh$	MCh$	MCh$	MCh$
515,277	-	36,730	1,818,517	1,712,642

As of December 31, 2021
Loans and advances	Deposits	Debt instruments	Financial derivative contracts (Assets)	Financial derivative contracts (Liabilities)
MCh$	MCh$	MCh$	MCh$	MCh$
609,243	-	38,819	1,672,422	1,623,725

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

Credit Risk Management

The Bank has established a combined credit approval committees, which includes member from Board of Directors, Risk Division and commercial areas, who overally verify quantitative and qualitative parameters of each client.

The Board of Directors has delegated the responsibility for credit risk management to the Integral Risk Committee, as well as to the Bank’s risk departments, whose roles are summarised below:

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

●	Limit concentrations of exposure to customers or counterparties in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating and liquidity.

●	Approval levels are assigned to the corresponding officials of the business unit (commercial, consumer, SMEs) to be exercised by that level of management. In addition, those limits are continually revised. Risk evaluation team at the branch level interact on a regular basis with customers; however, for larger credit requests, the risk team from the head office and the Executive Risk Committee works directly with customers to assess credit risks and prepare risk requests.

●	Develop and maintain the Bank’s credit risk classifications for the purpose of classifying risks according to the degree of exposure to financial loss that is exhibited by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.

●	Revise and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits prior to loan approvals for customers or prior to the acquisition of specific investments. Credit renewal and reviews are subject to similar processes.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

Credit approval: Investment on debt instruments

The Bank considers the probability of default of issuers or counterparties using internal and external information such as independent risk evaluators of the Bank. In addition, the Bank applied a strong governance and conservative policy which ensures that the issuers of investments and counterparties in derivative instrument transactions are of the highest quality.

Credit approval: Contingent loans

The Bank operates with contingent loans that entail exposure to credit risk such as: personal guarantees, letters of credit, performance guarantees, credit lines and credit commitments.

Personal guarantees represent an irrevocable payment obligation. When a guaranteed client does not fulfill its obligations to third parties, the Bank will pay, then these operations represent the same exposure to credit risk as a common loan.

Letters of credit are commitments documented by the Bank on behalf of the client that are guaranteed by the shipped goods to which they relate and, therefore, have less risk than direct indebtedness. The Bank guarantee corresponds to contingent commitments that become effective only if the client does not comply with the performance of engaged works.

Loans commitments to grant loans, the Bank is exposed to losses that arise from unused balances. The Bank monitors the maturity of credit lines because generally long-term commitments have a higher credit risk than short-term commitments.

Impairment assessment

a.	Definition of default and cure

The Bank considers a financial instrument defaulted and therefore Stage 3 for ECL calculations when the past-due amounts of an exposure exceed materiality thresholds for 90 or more consecutive days.

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

The Bank’s Credit Risk Department operates its internal rating models. The models incorporate both qualitative and quantitative information and, in addition to information specific to the borrower utilize supplemental external information that could affect the borrower’s behavior. The internal credit grades are assigned based on the internal scoring policy, PDs are then adjusted for IFRS 9 ECL calculations to incorporate forward looking information and the IFRS 9 Stage classification of the exposure

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

The following table shows quality assets and its related provision, based on our internal scoring policy as of December 31, 2022 and 2021:

December 31, 2022
	Corporate loans
Commercial	Stage 1	Stage 2	Stage 3	Total Individual	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
Portfolio	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	40,121	-	-	40,121	0.10%	1	-	-	1	0.00%
A2	835,187	-	-	835,187	2.16%	472	-	-	472	0.04%
A3	2,362,324	36	-	2,362,360	6.10%	3,476	8	-	3,484	0.30%
A4	2,780,646	8	-	2,780,654	7.18%	5,761	-	-	5,761	0.50%
A5	2,811,300	13,132	792	2,825,224	7.29%	10,243	360	60	10,663	0.92%
A6	2,089,194	51,671	819	2,141,684	5.53%	18,766	2,226	98	21,090	1.83%
B1	-	736,674	2,627	739,301	1.91%	-	28,346	473	28,819	2.50%
B2	-	190,204	1,389	191,593	0.50%	-	12,895	195	13,090	1.14%
B3	-	71,873	3,129	75,002	0.20%	-	5,674	980	6,654	0.58%
B4	-	73,231	31,587	104,818	0.27%	-	6,210	8,420	14,630	1.27%
C1	-	34,141	164,778	198,919	0.51%	-	3,258	56,354	59,612	5.17%
C2	-	9,426	104,526	113,952	0.30%	-	502	26,992	27,494	2.38%
C3	-	1,518	93,311	94,829	0.24%	-	162	27,563	27,725	2.40%
C4	-	5,490	114,090	119,580	0.31%	-	693	49,572	50,265	4.36%
C5	-	3,414	81,321	84,735	0.22%	-	463	49,095	49,558	4.30%
C6	-	1,777	84,999	86,776	0.22%	-	297	65,960	66,257	5.74%
Subtotal	10,918,772	1,192,595	683,368	12,794,735	33.04%	38,719	61,094	285,762	385,575	33.43%

	Other commercial
	Stage 1	Stage 2	Stage 3	Total Group	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Commercial	4,258,677	229,571	434,597	4,922,845	12.71%	44,535	30,262	201,195	275,992	23.93%
Mortgage	14,672,080	367,467	689,462	15,729,009	40.61%	19,388	10,462	132,906	162,756	14.11%
Consumer	4,826,096	217,866	238,850	5,282,812	13.64%	94,203	73,973	160,768	328,944	28.52%
Subtotal	23,756,853	814,904	1,362,909	25,934,666	66.96%	158,126	114,697	494,869	767,692	66.57%
Total	34,675,625	2,007,499	2,046,277	38,729,401	100,00%	196,845	175,791	780,631	1,153,267	100.00%

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

December 31, 2021
	Corporate loans
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

	Other commercial
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

As of December 31, 2022, 99% our total investment portfolio corresponds to securities issued by the Chilean Central Bank and US treasury notes.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

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

The Bank segments its retail lending products into smaller homogeneous portfolios, based on key characteristics that are relevant to the estimation of future cash flows. The applied data is based on historically collected loss data and involves a wider set of transaction characteristics (i.e., product type, wider range of collateral types) as well as borrower characteristics.

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

When estimating ECLs on groups of similar assets, the Bank applies the same principles for assessing whether there has been a significant increase in credit risk since initial recognition.

Quantitative criteria for SICR Stage 2:

The quantitative criteria are used to identify where an exposure has increased in credit risk and it is applied based on whether an increase in the lifetime PD since the recognition date exceeds the threshold set in absolute terms. The following formula is used to determine such threshold:

Threshold = Lifetime PD (at reporting date) – Lifetime PD (at origination)

Other commercial				Corporate loans
Mortgages	Other loans	Revolving (Credit cards)	SME	SME	Middle market	Corporate and Investment Banking
28.41%	36.05%	11.28%	36.05%	19.60%	13.26%	Santander Group criteria

There is also a relative threshold of 100% of all portfolios with the exception of the Corporate and Investment Banking Portfolio.

As of March 2022, the threshold of significant increase in credit risk (SICR) was updated, according to the Bank’s new definition of default, generating an impact of MCh$1,222 in increase of ECL allowance and an increase of MCh$64,475 of EAD in Stage 2.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

Qualitative criteria for SICR Stage 2:

The qualitative criteria are based on the existence of evidence that leads to an automatic classification of financial instruments in stage 2, mainly 30 days overdue and restructured. Thresholds of SICR are calibrated based on the average ECL of exposures that exceed materiality threshold for 30 days or more consecutive days or with a level of credit risk considered to be “significant”.

Other commercial				Corporate loans
Mortgages	Other loans	Revolving (Credit cards)	SME	SME	Middle market	Corporate and Investment Banking
Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days
Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring
				Clients considered to be substandard or in incompliance (pre-legal action)	Clients considered to be substandard or in incompliance (pre-legal action)	Clients considered to be substandard or in incompliance (pre-legal action)

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

For financial assets that are credit-impaired at the reporting date, and in accordance with our internal procedures, the Bank calculates allowance for expected credit losses under the “Discounted Cash Flow Methodology” when the financial asset is classified in stage 3, with a PD equal to 100% and is individually significant. In this instance, the Bank measures the expected credit losses as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Any adjustment is recognised in profit or loss as an impairment gain or loss. The following table shows the allowance and exposure at default (EAD) of the loans that meet the three conditions:

	2022	2021
	MCh$	MCh$
Loans and account receivable	308,586	373,506
Allowance for ECL – discounted cash flow methodology	105,837	87,418

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

As of December 31, 2022, the expected credit losses related to corporate commercial loans includes MCh$105,837 measured from cash flow discounted methodology (MCh$87,418 in 2021).

ECL allowance calculated on a collective basis

Commercial loans (except for those described within the “ECL allowance calculated on an Individual basis” description aforementioned), mortgage loans and consumer loans are grouped and assessed on a collective basis by using a credit loss allowance model. The estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect the changes in credit risk and the development of assumptions related to the probabilities of default and loss given default, including forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors.

	2022	2021
	MCh$	MCh$
Loans and account receivable (commercial, mortgage and consumer loans)	38,420,815	36,155,556
Allowance for ECL – collective basis	1,074,430	964,016

As of December 31, 2022, the Bank maintains MCh$91,351 in residual overlays, to face future macro-economic information and scenarios updates.

As of December 31, 2021, the Bank has released the post-model adjustment (overlay) recorded at the end of 2020 (MCh$59,000) due to improvement on the macro economical forward-looking information and scenarios. However, the improvement in macro economical forward-looking information and scenarios generated an increase to provision of MCh$43,000.

g.	Corporate and other commercial loans

In order to meet the objective of recognising lifetime expected credit losses for significant increases in credit risk since initial recognition, it is necessary to group or sub-group financial instruments, even if evidence of such significant increases in credit risk at the individual instrument level is not yet available.

Considering to the aforementioned, the Bank evaluates on corporate basis, commercial loans for which prepares individual credit proposals, where it verifies debt servicing capacity (projected cash flow), client’s financial history, evidence of impairment and projections for economic sector. All proposals include an analysis of the client, a rating and a recommendation. For corporations, the evaluation includes subsidiaries and affiliates. Other commercial loans are grouped into other homogeneous portfolios (smaller commercial, mortgages and consumer loans), based on a combination of instrument type, credit risk ratings, collateral type, date of initial recognition, remaining term to maturity, industry and others.

h.	Modified loans

When a loan measured at amortised cost has been renegotiated or modified but not derecognised, the Bank assesses whether the transaction should be treated as a modified asset or derecognition. If the transaction does not result in derecognition the Bank must recognise the resulting gains or losses as the difference between the carrying amount of the original loans and modified contractual cash flows discounted using the EIR before modification.

If the modification results in derecognition, then the modified asset is a new asset.

	As of December 31, 2022				As of December 31, 2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount	34,675,625	2,007,499	2,046,277	38,729,401	32,664,056	2,190,877	1,674,129	36,529,062
Modified loans	-	679,496	799,559	1,479,055	-	811,318	889,571	1,700,889
%	-	33.85%	39.07%	3.82%	-	37.03%	53.14%	4.66%

ECL allowance	196,845	175,791	780,631	1,153,267	239,973	166,914	644,547	1,051,434
Modified loans	-	60,584	325,650	386,234	-	58,651	357,183	415,744
%	-	34.46%	41.72%	33.49%	-	35.08%	55.42%	39.54%

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

i.	COVID-19 support measures

For 2022, there were not support measures, not new Fogape loans or payment holidays were granted.

For 2021, the Bank granted loans under government guarantees programme. In February 2021, the government approved the FOGAPE 2.0 – or FOGAPE Reactiva - programme. The maximum rate was set at a monthly rate of TPM (overnight rate) plus 0.6%, implying an annual rate of 7.2%. The focus was to provide loans for SMEs to encourage investment and not only for working capital. These loans were granted until December 31, 2021.

The summary of the support relief measures were as follows:

COVID-19 measures	As of December 31, 2021
MCh$
Fogape loans	1,331,940
Fogape Reactiva	876,698
Payment holiday	7,877,036
Payment holiday – current	104
Payment holiday - expired	7,876,932

From the expired payment holidays as of December 31, 2021, 97% were paid, evidencing a good payment behavior of our clients.

j.	Macro economical forward-looking information and scenarios

The annual growth forecasts for the most relevant macroeconomic variables for each of our scenarios are as follows:

	Average estimates 2022 - 2023
	Unfavorable scenario 2	Unfavorable scenario 1	Base scenario	Favorable scenario 1	Favorable scenario 2
Official interest rate	0.25%	1.3%	3.5%	5.7%	7.3%
Unemployment rate	11.4%	10.2%	8.7%	7.1%	6.0%
Housing Price growth	(0.3%)	1,5%	4.0%	6.5%	8.3%
GDP growth	(2.2%)	(0.2%)	2.4%	4.9%	6.9%
Consumer Price Index	13.5%	16.2%	19.7%	23.3%	25.9%

The highest probability of occurrence is associated to the base scenario, while the extreme scenarios have a lower probability than the more moderate scenarios.

The methodology used for the generation of the local scenarios is based on the Methodology Framework of the Corporate Research Service and is applied to the loan portfolio with the exception of loans from the Corporate and Investment Banking segment which uses global scenarios as defined by the Santander Group.The probabilities for the scenarios must total 100% and be symmetrical.

Local scenario		Global scenario
	Probability weighting		Probability weighting
Favorable scenario 2	10%	Favorable scenario 1	10%
Favorable scenario 1	15%	Base scenario	20%
Base scenario	50%	Unfavorable scenario 1	70%
Unfavorable scenario 1	15%
Unfavorable scenario 2	10%

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

As of September 2022, the Bank has updated the macro-economic information and scenarios, resulting in an increase of ECL allowance of MCh$73,000, which were covered with post-model adjustement (overlay) previously recorded. As of December 31, 2022, the Bank maintains MCh$91,351 in residual overlays, to face future macro-economic information and scenarios updates.

In the course of 2021, the Bank updated the macro-economical scenarios, and the post-model adjustment (overlays) established at the end of 2020 were released in the second half of 2021.

The ECL allowance sensibility to future macro-economic conditions is as follows:

	As of December 31,
	2022	2021
	MCh$	MCh$
Reported ECL allowance	1,153,593	1,051,702
Gross carrying amount	38,872,033	36,628,705

Reported ECL Coverage	2.97%	2.87%

ECL amount by scenarios
Favorable scenarios 2	1,034,417	926,695
Favorable scenarios 1	1,061,899	994,883
Base scenarios	1,138,881	1,061,809
Unfavorable scenarios 2	1,227,979	1,144,741
Unfavorable scenarios 2	1,268,948	1,204,015

Coverage ratio by scenarios
Favorable scenarios 2	2.68%	2.55%
Favorable scenarios 1	2.75%	2.71%
Base scenarios	2.95%	3.05%
Unfavorable scenarios 2	3.19%	2.86%
Unfavorable scenarios 2	3.29%	3.15%

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

k.	Analysis of risk concentration

The following table shows the risk concentration by industry, and by stage before ECL allowance of loans and account receivable from customers and Interbak loans at amortised cost:

	As of December 31,
	2022				2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Agriculture and livestock	487,463	103,160	64,524	655,147	490,225	159,158	54,863	704,247
Fruit cultivation	430,046	148,116	52,404	630,566	483,684	156,621	32,564	672,869
Forest	134,192	20,162	16,402	170,756	142,705	23,292	12,288	178,285
Fishing	261,651	13,479	9,268	284,398	244,555	22,209	4,519	271,283
Mining	241,704	11,590	7,160	260,454	202,599	6,683	6,067	215,348
Oil and natural gas	88,588	1	145	88,734	89,635	-	16	89,651
Manufacturing Industry:
Food, beverages and tobacco	316,574	45,972	14,896	377,442	326,347	22,769	14,990	364,107
Textile, leather and footwear	65,269	12,102	6,029	83,400	84,338	10,629	6,641	101,608
Wood and furniture	75,962	4,676	5,327	85,965	83,337	4,957	6,036	94,330
Cellulose, paper and printing	50,984	9,977	4,864	65,825	57,520	10,195	5,459	73,173
Chemicals and petroleum derivatives	147,113	5,631	1,185	153,929	142,581	5,804	790	149,175
Metallic, non-metallic, machinery, or other	323,717	15,678	23,511	362,906	471,646	15,420	15,055	502,121
Other manufacturing industries	201,044	15,245	20,210	236,499	221,399	21,643	15,491	258,533
Electricity, gas, and wáter	881,647	14,178	5,952	901,777	650,654	37,948	6,868	695,470
Home building	181,933	33,493	24,103	239,529	242,787	22,373	16,746	281,906
Non-residential construction	537,110	34,437	57,723	629,270	587,446	55,120	45,890	688,456
Wholesale trade	1,368,044	161,570	147,330	1,676,944	1,538,052	182,403	120,680	1,841,135
Retail trade, restaurants and hotels	1,366,605	86,124	89,924	1,542,653	1,182,087	124,861	87,689	1,394,637
Transport and storage	625,506	90,913	59,141	775,560	626,278	123,778	32,195	782,251
Telecommunications	334,065	16,522	7,446	358,033	294,247	21,488	6,392	322,127
Financial services	374,770	4,166	2,864	381,800	891,411	3,478	3,576	898,465
Real estate services	2,221,740	210,683	197,360	2,629,783	2,245,893	201,914	148,774	2,596,581
Social services and other community services	4,461,722	364,291	300,197	5,126,210	3,794,435	411,783	271,665	4,477,883
Subtotal	15,177,449	1,422,166	1,117,965	17,717,580	15,093,862	1,644,526	915,253	17,653,641
Mortgage loans	14,672,080	367,467	689,462	15,729,009	12,966,599	367,838	541,737	13,876,174
Consumer loans	4,826,096	217,866	238,850	5,282,812	4,603,595	178,513	217,139	4,999,247
Total	34,675,625	2,007,499	2,046,277	38,729,401	32,664,056	2,190,877	1,674,129	36,529,062

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

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

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. The main type of collateral obtained are the following:

●	For securities lending and reverse repurchase transactions, cash or securities

●	For corporate and small business lending, charges over real estate properties, inventory and trade receivables and, in special circumstances, government guarantees

●	For retail lending, mortgages over residential properties

The following table show the maximum exposure to credit risk by class of financial asset, associated collateral and the net exposure to credit risk:

	As of December 31,
	2022				2021
	Maximum exposure to credit risk	Collateral	Net exposure	Associated ECL	Maximum exposure to credit risk	Collateral	Net exposure	Associated ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans	32,991	-	32,991	1	428	-	428	-
Commercial loans	17,684,589	9,945,505	7,739,084	661,566	17,724,326	10,171,168	7,553,158	603,633
Mortgage loans	15,729,009	15,358,111	370,898	162,756	13,876,174	13,331,941	544,233	143,658
Consumer Loans	5,282,812	593,660	4,689,152	328,944	4,999,247	619,624	4,379,623	304,411
Contingemt loans exposure	3,048,383	476,327	2,572,056	44,997	2,580,613	427,271	2,153,342	52,205
Total	41,777,784	26,373,603	15,404,181	1,198,264	39,180,788	24,550,004	14,630,784	1,103,907

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

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

At December 31, 2022, assets received or awarded in lieu of payment amounted to Ch$35,622 million (gross amount: Ch$36,804 million; allowance: Ch$1,182 million). At December 31, 2021, assets received or awarded in lieu of payment amounted to Ch$27,414 million (gross amount: Ch$27,820 million; allowance: Ch$406 million).

m.	Maximum exposure to credit risk

Financial assets and off-balance sheet commitments

For financial assets recognised in the Consolidated Statements of Financial Position, maximum credit risk exposure equals their carrying value. Below is the distribution by financial asset and off-balance sheet commitments of the Bank’s maximum exposure to credit risk as of December 31, 2022 and 2021, without deduction of collateral, security interests or credit improvements received:

		As of December 31,
		2022	2021
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$
Deposits in banks	4	1,982,942	1,998,235
Cash items in process of collection	4	843,816	390,271
Financial assets for trading at FVTPL	5
Financial derivative contracts		11,672,960	9,494,471
Financial assets held for trading		154,046	73,347
Financial assets at FVOCI	6
Debt financial instruments		5,800,733	5,803,139
Other financial instruments		142,306	99,375
Financial derivative contracts for hedge accounting	7	477,762	629,136
Financial assets at amortised cost	8
Debt financial instruments		4,867,591	4,691,730
Interbank loans		32,990	428
Loans and account receivable at amortised cost /		37,543,144	35,577,003
Off-balance commitments:
Letters of credit issued		255,522	323,531
Foreign letters of credit confirmed		1,476,599	53,777
Performance guarantees		8,974,077	1,390,410
Available credit lines		924,173	8,986,535
Personal guarantees		1,617	579,051
Other irrevocable credit commitments		313,345	265,517
Total		75,463,623	70,355,956

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

Foreign derivative contracts

As of December 31, 2022, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 9,037 million or 11.22% of its assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Below, there are additional details regarding our exposure for those countries classified above 1 and represents our majority of exposure to categories other than 1. As of December 31, 2022, considering fair value of derivative instruments.

Country	Classification	Derivative Instruments (adjusted to market)	Deposits	Loans	Financial investments	Total Exposure
		US$ millions
Hong Kong	2	-	9	12.00	-	21.00
Italy	2	-	1	-	-	1.00
Mexico	3	3	-	-	-	3.00
China	2	-	-	11.00	-	11.00
Total		3	10	23.00	-	36.00

Our exposure to the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted)	Deposits MUSD	Loans MUSD	Financial Investments MUSD	Exposure MUSD
			US$ millions
Banco Santander Hong Kong	Hong Kong	2	-	9	-	-	9
Banco Santander Mexico	Mexico	3	3	-	-	-	3
Banco Santander EEUU	EEUU	1	88	250	-	-	338
Santander UK	UK	1	-	2	-	-	2
Banco Santander España	Spain	1	225	36	-	-	261

The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, there is no credit exposure.

As of December 31, 2022, we had no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.

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

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
	MCh$	MCh$
Non-impaired financial assets
Properties/mortgages	28,012,572	27,013,636
Investments and others	4,441,058	1,813,714
Impaired financial assets
Properties/ mortgages	2,009,968	1,715,628
Investments and others	274,296	69,083
Total	34,737,894	30,612,061

Credit risk mitigation techniques

The Bank applies various methods of reducing credit risk, depending on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (i.e., real estate guarantees) while others apply to groups of transactions (i.e., netting and collateral arrangements).

Liquidity risk

Liquidity risk is the risk of incurring losses resulting from the inability to meet payment obligations in a timely manner.

Liquidity risk management

The Bank’s approach to liquidity management is to ensure-- whenever possible--to have enough liquidity on hand to fulfill its obligations at maturity, in both normal and stressed conditions, without entering into unacceptable debts or risking the Bank’s reputation. The Board establishes limits on the minimal part of available funds close to maturity to fulfill payments as well as over a minimum level of interbank operations and other loan facilities that should be available to cover transfers at unexpected demand levels. This is constantly reviewed by the Assets and liabilities Committee. Additionally, the Bank must comply with the regulation limits established by the FMC for maturity mismatches.

The limits establishment is conceived as a dynamic process that responds to risk appetite considered acceptable by the Bank and its entities.The limit system allows knowing at all times the level of exposure in which each entity incurs against liquidity risks. In addition, the Bank includes alert indicators by concentration of: counterparties, type of products and terms, wiith the objective of diversifying the sources of financing and its maturity structure.

The Bank monitors liquidity position on a daily basis, determining the future inflows and outflows. Also, at the month-end, stress tests are performed, considering different scenarios in normal market conditions and fluctuation conditions (stress).

The Bank have internal liquidity limits that must be met at all times by Financial Management and Treasury. The Market Risk Management calculates and control of internal limits usage as well as verifies their compliance and communicates the status to senior management and the Board of Directors.

At the beginning of the year, the limits are proposed by the Market Risk Management, approved in the ALCO Committee and ratified at the highest level.

The liquidity limits and early warning indicators and management measures defined internally can be grouped as follows:

●	Limits associated with concentration and mismatches of cash flows and liquidity of the Bank’s operations.

●	Liquidity Management Tools, which is a Structural liquidity or Financing Chart, whose objective is to determine the Bank’s structural liquidity position and allow active management, is an essential mechanism to ensure permanently the assets’s financing in optimal conditions.

●	Early warning indicators associated with risks concentration and used as detection and anticipation tool of potential liquidity stress situations and, if necessary, the activation of the Liquidity Contingency Plan.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

The Market Risk Management establishes and updates the Liquidity Management Policy (PAL). The review and update is performed once a year. However, at any time it could be updated upon request, if any of the areas involved by the PAL have identified a required modification. The PAL is approved by the Board of Directors.

The Market Risk Management provides all necessary tools for the statistical analysis required by local liquidity regulations. The validity of the models are reviewed once a year. The conclusions must be approved by the Board of Directors.

In normal liquidity periods, the Financial Management Department applies the policies and perform the actions required to comply with internal and regulatory limits. If a situation is identified, even at low level, the Liquidity Crisis Committee applies the necessary actions to face potential liquidity deficits or restrictions, and contingency plans to control emergency situations, along with reporting situations to senior management and the respective committees.

Measurement and control of liquidity risk

1.	Term mismatches subject to regulatory limits

The Regulatory Liquidity Ratio measures the mismatches of the inflows and outflows in relation to regulatory capital. In accordance with current regulations, the 30-day mismatch cannot exceed once the regulatory capital of the Bank, both for national and foreign currency, and the 90-day mismatch cannot exceed it twice. As of December 31, 2022 and 2021, the mismatches are:

	As of December 31,
	2022	2021
	%	%
30-day	-	1
30-day foreign currency	-	2
90-day	-	2

2.	Monitoring indicators and liquidity ratio subject to regulatory limits

An important component for liquidity risk management is High Quality Liquid Assets (ALAC). These are balance sheet assets, mainly financial investments that are not pledged as collateral, with low credit risk, and with a deep secondary market.

These assets are divided into three levels in accordance with Basel III standards, with Level 1 assets being the most liquid and Level 3 assets being the least liquid. Level 1 assets are bonds from Chilean Goverment entities, Central Bank bonds and United States Treasury bonds.

	As of December 31,
ALAC	2022	2021
	MCh$	MCh$
Level 1: cash and cash equivalent	1,453,265	1,106,152
Level 2: fixed income	5,424,452	1,223,824
Level 2: fixed income	8,066	9,792
Total	6,885,783	2,339,768

3.	Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio (LCR) is a measurement of liquid assets over 30-day net outflows. It is used by banks globally, as part of the Basel III standards. The requirements were gradually implemented, reaching 100% in 2022.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

The objective of the LCR is to promote the short-term resistance of Banks’ liquidity risk profile. The LCR ensures that organizations have an adequate pool of unencumbered, High-Quality Liquid Assets, which can be readily and immediately converted to cash in private markets, in order to meet short-term liquidity needs.

	As of December 31,
Liquidity Coverage Ratio	2022	2021
	%	%
LCR	175	149

Banco Santander Chile’s RCL indicator was above the minimum required for 2021 and already above the 100% required for 2022. This reflects the conservative liquidity policies imposed by the Board of Directors, through the Assets and Liabilities Committee.

4. Net Stable Funding Ratio (NSFR)

This indicator is required by Basel III and provides a sustainable maturity structure for assets and liabilities, so that banks maintain a stable funding profile in relation to their activities.

The Central Bank and the CMF defined a minimum NSFR level of 60% for 2022, reaching 100% by 2026.

	As of December 31,
Net Stable Funding Ratio	2022	2021
	%	%
NSFR	116	111

5. Information on the liquidity situation according to the requirements of the BCCH

i. Term mismatches

On March 8, 2022, the BCCh published Rules on the Management and measurement of the liquidity position of banking companies that modernize the liquidity regulation, aligning regulatory requirements of the CMF under Basel III implementation process.

In accordance with the provision of the BCCh, the liquidity position is measured and controlled through the difference between the cash outflows, related to liabilities and expense accounts, and cash inflows, which are related to asset and income accounts, for a certain term or time band, which is refered as term mismatch.

The liquidity policy on an Adjusted Base was presented and approved by the Board of Banco Santander Chile. Term mismatches are calculated severally for local currency and foreign currency.

Term mismatches will be made on the following time bands:

-	First time band: up to 7 days, inclusive

-	Second time band: from 8 days to 15 days, inclusive

-	Third time band: from 16 days to 30 days, inclusive

-	Fourth time band: from 31 days to 90 days, inclusive

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

	As of December 31, 2022
	Individual			Consolidated
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash flow receivable (assets) and income	9,123,887	1,805,516	3,552,792	9,269,188	1,804,580	3,514,336
Cash flow payable (liabilities) and expenses	9,295,580	1,855,664	2,702,150	9,320,125	1,855,664	2,707,135
Mismatch	(171,693)	(50,148)	850,642	(50,937)	(51,084)	807,201

Mismatch affected by limits			628,801			705,180
Limits:
1 time capital			4,128,808			4,238,372
Margin available			4,757,609			4,943,552
% used			15%			17%

	As of December 31, 2021
	Individual			Consolidated
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash flow receivable (assets) and income	8,075,378	2,192,356	2,098,212	8,239,806	2,156,255	2,052,735
Cash flow payable (liabilities) and expenses	10,499,423	1,558,043	1,717,827	10,655,776	1,557,680	1,714,384
Mismatch	(2,424,045)	634,313	380,385	(2,415,970)	598,575	338,351

Mismatch affected by limits			(1,409,346)			(1,479,044)
Limits:
1 time capital			3,359,436			3,359,436
Margin available			1,950,090			1,880,392
% used			42%			44%

ii. Composition of financing sources

The main sources of financing with third parties are the following:

	As of December 31,
Main sources of financing	2022	2021
	MCh$	MCh$
Deposits and other demand obligations	14,086,226	17,900,938
Time deposits	12,978,790	10,131,055
Bank obligations	8,864,765	8,826,583
Debt instruments issued and regulatory capital	9,490,009	8,989,528
Total	45,419,790	45,848,104

The BCCh has authority to require banks to maintain reserves of up to 40% on average for demand deposits and up to 20% for time deposits to implement monetary measures. Also, if the aggregate amount of demand deposits exceeds 2.5 times the amount of a bank’s regulatory capital, it must maintain a 100% “technical reserve” in Central Bank bonds and notes.

As of December 31, 2022 and 2021, the Central Bank has required the Bank to maintain a technical reserve of $0 million and $4,278,104 million, which represents 0% and 15.3% of deposits, respectively.

The volume and composition of liquid assets are presented above. The liquidity coverage ratio is presented above.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

6. Maturity of financial assets and liabilities

The maturity of financial assets and liabilities, and other commercial commitments is disclore in Note 23.

Operational risk

The Bank defines operational risk as the risk of losses arising from defects or failures in its internal processes, people, systems or external events, thus covering risk categories such as operational incidents, cloud computing, cybersecurity, business continuity, outsourcing of strategic and non-strategic services.

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

Operational risk management

The operational risk model regulates the necessary elements for adequate management and control of operational risk, aligned with advanced regulatory standards and best management practices, and includes the following phases:

●	strategy and planning.

●	identification, assessment and monitoring of risks and internal controls.

●	implementation and monitoring of mitigation measures.

●	availability of information, adequate reports and escalation of relevant issues.

The main operational risk tools used are:

-	Internal events database. Record of operational risk events with financial impact (all losses are recorded, regardless of their amount) or non-financial (such as regulatory impact on customers and/or services). This information:

»	allows root cause analysis.

»	increases awareness of risks.

»	allows escalation of relevant operational risk events to the senior management of the Risk division with maximum immediacy

»	facilitates regulatory reporting.

-	Self-assessment of operational risks and controls. Qualitative process that evaluates the main operational risks associated with each function, the situation of the control environment and its assignment to the different functions within the Bank, through the criteria and experience of a group of experts from each function.

The objective is to identify and assess material operational risks that could prevent business or support units from achieving their objectives. Once the risks and the internal controls that mitigate them have been evaluated, mitigation measures are identified in the event that the risk levels are above the tolerable level.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

This process integrates specific operational risk reviews that allow a cross-sectional identification of risks, especially technological risks, fraud, supplier risk and factors that could lead to other operational risks, as well as specific regulatory non-compliance.

-	External events database. Quantitative and qualitative information on external operational risk events. The database allows a detailed and structured analysis of the relevant events that have occurred in the sector, the comparison of the loss profile, and the adequate preparation of the self-assessment exercises and scenario analysis.

-	Analysis of operational risk scenarios. Its objective is to identify events with a very low probability of occurrence that could generate significant losses for the Bank, as well as to establish adequate mitigation measures, through the evaluation and expert opinion of the business lines and risk managers.

-	A statement establishing that the Bank has the commitment to control and limit non-financial risk events that lead or may lead to financial losses; fraud events, operational and technological incidents; legal and regulatory violations; conduct problems or damage to reputation. Although a certain volume of losses is expected, unexpected high severity losses as a result of control failure are not acceptable.

-	Recommendations from internal audit, external audit and regulators. They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes.

-	Capital model: a model that includes the Bank’s risk profile, based mainly on information collected in the internal loss database, external data and scenarios. The main application of the model is to determine the economic capital for operational risk and the estimate of expected and stressed losses, which are used in the operational risk appetite.

-	Other specific instruments that make it possible additionally analyze and manage operational risk, including the evaluation of new products and services, the management of business continuity plans, the review and update of the perimeter and review processes of the quality of the operational risk programme.

-	The Bank’s operational risk management and reporting system supports operational risk management programmes and tools with a focus on governance, risk, and compliance. It provides information for management and reporting, and contributes to improving decision-making in operational risk management, consolidating information, simplifying the process and avoiding duplication.

Operational continuity plan

The digital transformation is revolutionizing the way banks operate, presenting new business opportunities, but at the same time a wide range of emerging risks, such as technological risks, cyber risks and an increasing dependence on suppliers, which increases exposure to events that may affect the provision of services to our customers.

The Bank is highly committed to guaranteeing a robust control environment in accordance with the best industry standards, which allows us to reinforce our operational resistance against potential disruption events and thus ensure the adequate provision of services to our clients and stability of the system.

A main pillars is a business continuity management system aimed to guaranteeing the continuity of business processes in the event of a disaster or serious incident. This process identifies potential impacts that threaten the entity and its supplies, and provides the correct protocols and governance that ensure effective response capability. Its main objectives are:

-	Protect the integrity of people in a contingency situation.

-	Guarantee that the main functions are performed and minimize the impact over clients’services in case of contingency.

-	Satisfy the Bank’s obligations with its employees, clients, shareholders and other interest groups.

-	Comply with regulatory obligations and requirements.

-	Minimize the potential economic losses for the entity and its impact on the business.

-	Protect the brand image, credibility and trust in the entity.

-	Reduce the operational effects by providing effective procedures, priorities and strategy for the recovery and restoration of business operations after a contingency.

-	Contribute to stabilizing the financial system.

The pandemic challenged the frameworks and strategies of the business continuity plans and, although some of the protocols had to be adapted, this crisis has shown that the Bank has a robust business continuity management system.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

Relevant mitigation measures

The Bank, through internal operational risk management tools and other external sources of information, implements and monitors mitigation measures related to the main sources of risk.

The transformation and digitalization of the business entail new risks and threats, such as the increase in payment fraud and origination fraud (credits). To mitigate these risks, we have improved control mechanisms and designed new products.

The use of reinforced authentication processes in the customer registration process and reinforcement of anti-fraud alerts in origination are increasingly widespread resources to mitigate the risk of fraud.

In the case of cards, the use of chip cards and numeric code in shops and ATMs has become widespread, two-step authentication with one-time passwords (dynamic verification passwords), security reinforcement in ATMs by incorporating physical protection and anti-skimming elements, as well as improvements in the logical security of the devices.

In the case of office banking (online services), verification of online banking transactions with a second security factor of one-time passwords, application of specific protection measures for mobile banking, such as the identification and registration of customer devices, monitoring of the security of the e-banking platform to avoid attacks on the systems, among others.

Cybersecurity

It is expected that cybersecurity threats will increase and the financial sector will be one of the main targets. This, together with the greater dependence on digital systems, makes cybersecurity one of the main non-financial risks of the business. For this reason, our objective is to make the Bank a cyber-resilient organization that can resist, detect and respond quickly to cyber-attacks, with constant evolution and improvement of its defenses.

Outsourcing of services

Continuing with our digitization strategy, the Bank’s objetive is offer the best solutions and products on the market to our clients. This means an increase in the services provided by third parties and the intensive use of new technologies such as cloud services. Due to the increase in cyber risks and regulatory requirements, we have updated and strengthened the supplier management framework, the internal control framework and the risk culture to ensure that the risks associated with contracting third parties are adequately assessed and managed.

The Bank has identified those suppliers that could present a higher level of exposure for our operations and for the services provided to our clients and has reinforced monitoring of these suppliers to ensure that:

●	They present an adequate control environment, depending on the level of risk of the service they provide.

●	There are business continuity plans that guarantee service delivery in case of disruption events.

●	They have controls aimed to guaranteeing the protection of sensitive information processed during the provision of the service.

●	Contracts and agreements with third parties include the necessary clauses to protect the interests of the Bank and our customers, while providing coverage for current legal obligations.

●	There are exit strategies, which include service reversion or migration plans, in the case of services with a strong impact on business continuity and high substitution complexity.

Insurance

In order to respond to the operational risk and other risks generated in the Bank’s own operations, material damage insurance, general civil liability, fraud, expenses derived from cybersecurity breaches, third-party claims against executives, among others, have been contracted.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

Exposure to net loss, gross loss and recovery of gross loss due to operational risk event

	As of December 31,
	2022	2021
	MCh$	MCh$
Expenses for the gross loss period due to operational risk events
Internal fraud	91	51
External fraud	8,513	5,469
Labor Practices and Business Safety	8,095	4,089
Clients, products and business practices	789	256
Damage to physical assets	221	236
Business interruption and system failures	981	177
Process execution, delivery and management	3,624	11,185
Subtotal	22,314	21,463

Recoveries of expenses in the period due to operational risk events
Internal fraud	-	568
External fraud	2,194	3,975
Labor Practices and Business Safety	1,391	874
Clients, products and business practices	673	243
Damage to physical assets	-	8
Business interruption and system failures	2	33
Process execution, delivery and management	809	2,934
Subtotal	5,069	8,635

Net loss from operational risk events	17,245	12,828

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

Capital management seeks to optimize value creation at the Bank an at its different business segment. The Bank continuously evaluates it risk-return ratios through its basic capital, effective net equity, economic capital and return on equity. The Bank is conducting its internal process based on the FMC standards which are based on Basel Capital Accord (Basel III). Economic capital is the capital required to support all the risk of the business activity with an appropriate solvency level.

Capital is managed in accordance with the risk environment, Chile’s economic performance and the economic cycle.

The respective Committee may amend our current capital policies to address changes in the aforementioned risk environment.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

Capital risk management

The Bank has an Executive Capital Committee which is in charge of supervising, authorising and assessing all aspects related to capital and solvency. The Board of Directors has delegated to ALCO the knowledge and evaluation of the level of capital and profitability in accordance with the Bank’s strategy. The CIR monitors and is responsible for the limits of primary and secondary metrics based on risk appetite.

Capital management is based on a Capital Framework whose objective is to ensure that the level of capital, structure and composition are adequate at any time considering the Bank’s risk profile and under different scenarios, guaranteeing compliance with both the minimum requirements regulations such as risk appetite and the Recovery Plan, and that are in line with the interests of all stakeholders and support the growth strategy defined by the Bank.

The capital model defines the functional and governance aspects regarding the activities of capital planning, budget execution and monitoring, capital adequacy analysis, capital measurement and Reporting and disclosure of information related to capital.

This model covers the main capital management activities:

1.	Establish the Bank’s solvency and capital contribution objectives aligned with the minimum regulatory requirements and with internal policies, to guarantee a solid level of capital, consistent with the Bank’s risk profile, and an efficient use of capital in order to maximize shareholder value.

2.	Develop a capital plan to achieve the objectives consistent with the strategic plan.

3.	Capital adequacy assessment to ensure that the capital plan is consistent with the Bank’s risk profile and its risk appetite (also stress scenarios).

4.	Develop a capital budget as part of the Bank’s budget process.

5.	Monitoring and controling budget execution and preparation of action plans to correct any deviation from the budget.

6.	Calculation of capital metrics.

7.	Preparation of internal capital reports, as well as reports for the supervisory authorities and for the market.

In addition, the Bank has developed the necessary policies to contribute to management and compliance with capital management strategies and objectives, including: Capital adequacy policy, Capital Planning Policy, Policy for managing impairment situations Capital, Capital Monitoring Policy and Dividend Policy.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

BASEL III implementation

In January 2019, a new version of the General Banking Law (LGB) was published. The most relevant change is the adoption of the capital levels established in the Basel III standards. During 2020, the final versions of the regulations for new capital models for Chilean banks were published.

According to the new General Banking Law (updated through Law 21,130), the minimum capital requirements have increased in terms of quantity and quality. Total regulatory capital remains at 8% of risk-weighted assets, but includes credit, market and operational risk. The minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% may be Additional Tier 1 (AT1), either in the form of preferred stocks or perpetual bonds, which may be convertible into shares. Tier 2 capital is now set at 2% of risk-weighted assets.

Additional capital requirements are incorporated through a conservation buffer of 2.5% of risk-weighted assets. In addition, the Chilean Central Bank, prior agreement with the FMC, can establish an additional countercyclical buffer of up to 2.5% of risk-weighted assets. Both buffers must be composed of core capital.

In addition, the FMC was empowered, with the favorable agreement of the Council of the Chilean Central Bank, to define, through regulations, the new methodologies for calculating assets weighted by credit, market and operational risk; the issuance conditions of AT1 hybrid instruments, the determination and capital charges for local systemically important banks, prudential discounts to regulatory capital and require additional measures, including greater capital, to banks that present deficiencies in the supervisory capital evaluation process (Pillar II).

Pillar II aims to ensure that banks maintain a level of capital in accordance with their risk profile, and encourage the development and use of adequate processes for monitoring and managing the risks faced. The banks are responsible for developing a internal evaluation process of their capital adequacy, and supervisors must examine banks’ internal strategies and evaluations and early intervene when they are not satisfied with the result of the process. Supervisors may require additional capital to the minimum required, in order to guarantee a sufficient level to face risks, especially in adverse credit cycles.

The result will be a simplified report with the conclusions of the self-assessment process, which in its first version of 2021 will only include credit risk, and 2022’s report the Pillar I risks. From 2023 the full report will be required.

Pillar III promotes market discipline and financial transparency through the disclosure of significant and timely information, allowing users of the information to know the risk profile of local banking institutions together with their capital structure, thus reducing information asymmetries. Banks must publish the first Pillar 3 document with information corresponding to the January-March 2023 period.

The new regulations for calculating risk-weighted assets began to apply in December 2021, for which the Bank worked on the implementation of the regulations through a multidisciplinary group, which carried out the required developments, including the implementation of the files designed by the regulator for this purpose.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

Capital metrics

Minimum required capital

According to the General Banking Law, a bank must have a minimum of UF800,000 (approximately $26,469 million or US$28 million as of December 31, 2022) of paid-in capital and reserves, calculated in accordance with the FMC Regulations.

Capital requirement

Under the General Banking Law, banks must maintain regulatory capital of at least 8% of risk-weighted assets, net of required credit losses, as well as a paid-in capital and reserve requirement (“tire capital”) of at least 3% of total assets, also net of credit losses. Regulatory capital and basic capital are calculated on the basis of the Consolidated Financial Statements. As we are the result of a merger between two predecessors with significant market shares in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%.

Regulatory capital is defined as the aggregate of:

-	the paid-in capital and reserves of a bank, excluding capital attributable to foreign subsidiaries and branches or core capital;

-	subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period beginning six years before maturity), for an amount of up to 50.0% of its basic capital;

-	voluntary provisions for credit losses in the amount of up to 1.25% of risk-weighted assets.

As of December 1, 2021, the definition of regulatory capital changed and is defined as follows:

-	Paid-in capital of the bank for common shares subscribed and paid;

-	Premium paid for the instruments included in this capital component;

-	Reserves, both non-revenue and from profits, for depreciation of bonds with no fixed maturity period and for expiration of bonds with no fixed maturity period;

-	“Other accumulated comprehensive income” items;

-	Retained earnings from prior years, profit (loss) for the year, net of provisions for minimum dividends, revaluation of bonds with no fixed maturity period and payment of interest and/or dividends from financial instruments issued with regulatory capital;

-	The non-controlling interest as indicated in the Compendium of Accounting Standards (CNC).

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

Total assets, risk-weighted assets, and components of effective equity

	Total assets, risk-weighted assets and components of effective equity according to Basel III	Consolidated global	Consolidated global
		31-12-2022	31-12-2021
		MCh$	MCh$
1	Total assets according to the statement of financial position	68,164,604	63,971,270
2	Investment in subsidiaries that are not consolidated	-	-
3	Assets discounted from regulatory capital, other than item 2	12,270,810	10,014,280
4	Credit equivalents	2,890,350	2,795,989
5	Contingent credits	2,776,542	4,605,506
6	Assets generated by the intermediation of financial instruments	243,345	25,731
7	= (1-2-3+4+5-6) Total assets for regulatory purposes	61,317,340	61,332,754
8.a	Assets weighted for credit risk, estimated according to the standard methodology (RAW)	28,401,718	29,019,933
8.b	Assets weighted for credit risk, estimated according to internal methodologies (AWCR)	-	-
8	Market Risk Weighted Assets (MRWA)	5,554,604	5,599,484
10	Operational Risk Weighted Assets (OPWA)	4,070,594	3,316,895
11.a	= (8.a/8.b+9+10) Risk Weighted Assets (RWA)	38,026,916	37,936,312
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after applying the output floor (RWA)	38,026,916	37,936,312
12	Shareholders equity	4,128,808	3,400,220
13	Non-controlling interest	109,563	94,360
14	Goodwill	-	-
15	Excess minority investment	-	-
16	= (12+13-14-15) Common Equity Equivalent Tier 1 Capital (CET1)	4,238,371	3,494,580
17	Additional deductions to common equity tier 1, other than item 2	25,455	-
18	= (16-17-2) Common Equity Tier 1 (CET1)	4,212,916	3,494,580
19	Voluntary (additional) provisions charged as additional capital tier 1 (AT1)	-	-
20	Subordinated bonds imputed as additional capital level 1 (AT1)	190,135	364,262
21	Preferred shares attributed to additional capital tier 1 (AT1)	-	-
22	Perpetual bonds attributed to additional capital level 1 (AT1)	590,247	592,468
23	Discounts applied to AT1	-	-
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)	780,382	956,730
25	= (18+24) Equity Tier 1	4,993,298	4,451,310
26	Voluntary (additional) provisions allocated as Tier 2 (T2) capital	293,000	258,000
27	Subordinated bonds imputed as Tier 2 capital (T2)	1,472,749	1,067,521
28	= (26+27) Capital nivel 2 equivalente (T2)	1,765,749	1,325,521
29	Discounts applied to T2	-	-
30	= (28-29) Tier 2 Capital (T2)	1,765,749	1,325,521
31	= (25+30) Effective equity	6,759,047	5,776,831
32	Additional basic capital required for the constitution of the conservation buffer	444,662	294,249
33	Additional basic capital required to set up the countercyclical buffer	-	-
34	Additional core capital required for banks rated as systemic	142,601	-
35	Additional capital required for the evaluation of the adequacy of effective capital (Pillar 2)	-	-

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 37 - RISK MANAGEMENT, continued

Solvency indicators and regulatory compliance indicators according to Basel III

	Solvency indicators and regulatory compliance indicators according to Basel III	Consolidated global	Consolidated global
		31-12-2022	31-12-2021
		%	%
1	Leverage indicator (T1_I18/T1_I7)
1,a	Leverage indicator that the bank must meet, considering the minimum requirements	6.87%	5.70%
2	Basic capital indicator (T1_I18/T1_I11,b)
2,a	Basic capital indicator that the bank must meet, considering the minimum requirements	11.08%	9.21%
2,b	Capital buffer shortfall	-	-
3	Tier 1 capital indicator (T1_I25/T1_I11,b)
3,a	Tier 1 capital indicator that the bank must meet, considering the minimum requirements	13.13%	11.73%
4	Effective equity indicators (T1_I31/T1_I11,b)
4,a	Effective equity indicator that the bank must meet, considering the minimum requirements	8.00%	8.00%
4,b	Effective equity indicator that the bank must meet, considering the charge for article 35 bis, if applicable	9.50%	9.50%
4,c	Effective equity indicator that the bank must meet, considering the minimum requirements, conservation buffer and anti-cyclical buffer	10.50%	10.90%
5	Credit rating
	Regulatory compliance indicators for solvency
6	Voluntary (additional) provisions allocated to Tier 2 capital (T2) in relation to APRCs (T1_I26/ (T1_I8,a or I8,b)	1.03%	0.89%
7	Subordinated bonds allocated to Tier 2 (T2) capital in relation to Tier 2 capital	34.96%	30.55%
8	Additional Tier 1 capital (AT1) in relation to basic capital (T1_I24/T1_I18)	18.52%	27.38%
9	Voluntary provisions (additional) and subordinated bonds that are charged to additional capital level 1 (AT1) in relation to the RWAs (T1_I19+T1_I20 / T1_I11,b)	0.50%	0.96%

NOTE 38 - NON CURRENT ASSETS HELD FOR SALE

Banco Santander decided to implement its own acquiring network, and therefore the Bank decided to sell the participation in the companies that provided those services. At that time, the Bank classified investment in Redbanc and Transbank as held-for-sale and senior management was engaged in an active programme to locate buyers.

In accordance with facts and circumstances arising from the social unrest in Chile and the global pandemic due to COVID-19 (situations beyond the Bank’s control), and the absence of suitable buyers, the process of selling its share participation has failed. According to the above, our management has re-evaluated the situation and decided to reclassify the investment as Investment in associates. See Note 12

As of December 31, 2020, the Bank has sold its participation in Nexus.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

NOTE 39 - SUBSEQUENT EVENTS

On January 23, 2023, the Ministry of Finance together with the Association of Banks and Financial Institutions (ABIF) announced measures to support individuals and SMEs, as well as to strenghten the banking system. The measures include credits rescheduling according to the each bank’s commercial policies and a commitment to be participants in the support programmes promoted by the State, such as Fogape and the housing construction programme. Additionally, it was announced that Transbank shareholder banks will begin the sale of their share participation to cooperate with the development of the four-part model for the payment system.

On February 22, 2023, these Consolidated Financial Statements were approved by the Board of Directors.

There are no other subsequent events that need to be disclosed occurred between January 1, 2023 and the date of issuance of these Consolidated Financial Statements (February 22, 2023).

JONATHAN COVARRUBIAS HERNANDEZ Chief Accounting Officer	ROMAN BLANCO REINOSA Chief Executive Officer

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020