Form 20-F
period 2023-12-31
BANCO SANTANDER CHILE
filed 2024-02-22
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report___________________

For the transition period from ______________ to ______________.

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

Cristian Vicuña
Tel: 562 26483583, email: cristian.vicuna@santander.cl
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

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this Annual Report on Form 20-F that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:

●	asset growth and alternative sources of funding;

●	growth of our fee-based business;

●	financing plans;

●	impact of competition;

●	impact of regulation;

●	exposure to market risks including:

o	interest rate risk;

o	foreign exchange risk; and

o	equity price risk;

●	projected capital expenditures;

●	liquidity;

●	trends affecting:

o	our financial condition; and

o	our results of operation.

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

You should understand that the following important factors, in addition to those discussed elsewhere in this Annual Report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

●	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

●	changes in economic conditions;

●	the monetary and interest rate policies of Central Bank (as defined below);

●	inflation;

●	deflation;

●	unemployment;

●	increases in defaults by our customers and impairment losses;

●	decreases in deposits;

●	customer loss or revenue loss;

●	unanticipated turbulence in interest rates;

●	movements in foreign exchange rates;

●	movements in equity prices or other rates or prices;

●	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

●	changes in Chilean and foreign laws and regulations;

●	changes in taxes;

●	competition, changes in competition and pricing environments;

●	our inability to hedge certain risks economically;

●	the adequacy of loss allowances;

●	technological changes;

●	changes in consumer spending and saving habits;

●	changes in demographics;

●	changes in investment rates;

●	increased costs;

●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

●	changes in, or failure to comply with, banking regulations;

●	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

●	our ability to successfully market and sell additional services to our existing customers;

●	disruptions in client service;

●	damage to our reputation;

●	natural disasters;

●	implementation of new technologies;

●	the Group’s exposure to operational losses (e.g., failed internal or external processes, people and systems);

●	an inaccurate or ineffective client segmentation model; and

●	pandemics.

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

As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with the Compendium of Accounting Standards issued by the FMC, the Chilean regulatory agency (“Chilean Bank GAAP”). Therefore, our locally filed consolidated financial statements have been adjusted to IFRS in order to comply with the requirements of the Securities and Exchange Commission (the “SEC”). Chilean Bank GAAP principles are substantially similar to IFRS but there are some exceptions. For further details and a discussion of the main differences between Chilean Bank GAAP and IFRS, see “Item 5. Operating and Financial Review and Prospects—Accounting Standards Applied in 2023.”

This Annual Report contains our consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (the “Audited Consolidated Financial Statements”). Such Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, and have been audited by the independent registered public accounting firm PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada for the years ended December 31, 2023, 2022 and 2021. See page F-3 of the Audited Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 for the audit report issued by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada. The Audited Consolidated Financial Statements have been prepared from accounting records maintained by the Bank and its subsidiaries.

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

v

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

At the end of each reporting period the Bank evaluates the impairment of the loan book. For December 31, 2023, 2022 and 2021 this has been assessed in accordance with IFRS 9.

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

Unless otherwise indicated, all U.S. dollar amounts at any year end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2023 the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm was Ch$874.45 per U.S.$1.00, or 1.15% less than the observed exchange rate published by the Central Bank for such date of Ch$884.59 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso.

The U.S. dollar equivalent of one UF was U.S.$41.59 as of December 31, 2023, using the observed exchange rate reported by the Central Bank as of December 30, 2023 of Ch$884.59 per U.S.$1.00, while the value of one UF as of December 31, 2023 was Ch$36,789.36.

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

(d) Financial Risks; and

(e) Legal and Regulatory Risks.

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

●	The growth rate of our loan portfolio may be affected by economic turmoil, which could also lead to a contraction in our loan portfolio.

●	Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Chilean economy and could have an adverse effect on us.

●	The continuance or escalation of the war in Ukraine and the conflict in the Middle East could materially affect our financial position and increase our operational risk.

●	Our operations and results have been negatively impacted by the coronavirus outbreak.

●	We are vulnerable to disruptions and volatility in the global financial markets.

●	Our operations and results may be negatively affected by earthquakes due to the location of Chile in a highly seismic area.

●	Climate change can create transition risks, physical risks, and other risks that could adversely affect us.

●	Increased competition, including from non-traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results of operations.

●	Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers.

●	The growth of our loan portfolio may expose us to increased loan losses. Our exposure to individuals and small and mid-sized businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

●	Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

●	We rely on models for many of our decisions. Their inaccurate or incorrect use could have a material adverse effect on us.

●	Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

●	Risks relating to cybersecurity, data collection, processing and storage systems and security are inherent in our business.

●	Disclosure controls and procedures over financial and non-financial reporting may not prevent or detect all errors or acts of fraud.

●	Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

●	Our financial results are constantly exposed to market risk. We are subject to fluctuations in inflation, interest rates and other market risks, which may materially and adversely affect us and our profitability.

●	We are subject to counterparty risk in our banking business.

●	Liquidity and funding risks are inherent in our business and could have a material adverse effect on our results, our costs of funds and our credit ratings.

●	We are subject to regulatory capital and liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

●	We are subject to extensive regulatory risk, or the risk of not being able to meet all of the applicable regulatory requirements and guidelines.

●	Changes to the pension fund system may affect the funding mix of the Bank.

●	We may not be able to detect or prevent money laundering and other financial crime activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

●	We are exposed to risk of loss from legal and regulatory proceedings.

●	Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the potential enactment of a new constitution could adversely impact the Bank’s business.

●	Our growth, asset quality and profitability may be adversely affected by macroeconomic and political conditions in Chile.

●	Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

●	Our controlling shareholder has a great deal of influence over our business and its interests could conflict with yours.

●	Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange (“NYSE”), limiting the protections afforded to investors.

●	As a holder of ADSs you will have different shareholders’ rights than in the United States and certain other jurisdictions.

●	Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

RISK FACTORS IN RESPECT OF SANTANDER-CHILE

Macro-Economic Risks

Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in the global and Chilean economy, volatile macroeconomic and political conditions.

A slowdown or recession in the global economy could lead major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies to experience significant difficulties, including runs on deposits, the need for government aid or assistance or the need to reduce or cease providing funding to borrowers (including to other financial institutions).

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

In particular, we face, among others, the following risks related to economic downturns and volatile conditions:

●	Reduced demand for our products and services.

●	Increased regulation of our industry. Compliance with such regulation would likely continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.

●	Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the income of our customers, both retail and corporate, and may adversely affect the recoverability of our loans, resulting in increased loan losses.

●	The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

●	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

In particular, in 2023 the Chilean economy experienced a moderate recession because of the high interest rate environment. To contain inflation, central banks around the world, including the Central Bank of Chile, increased interest rates. During 2022, the Central Bank raised interest rates seven times to a high of 11.25% in December 2022. As of the end of 2022, inflation reached 12.8% based on the Chilean consumer price index. As of the end of 2023, inflation began to subside and finished the year at 3.9% based on the Chilean consumer price index. The high interest rate environment contributed to a slowdown of the Chilean economy in 2022 and 2023, following GDP growth of 11.7% in 2021. In 2022, Chile’s economy grew 2.4% and in 2023 GDP is expected to have contracted by 0.2%. Currently, the Central Bank expects GDP to increase in a range between 1.25%-2.25% in 2024. These or other conditions causing market turmoil or economic recession in the future could have a material adverse effect on our financing availability and terms and, more generally, on our results, financial condition and prospects.

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

These primary drivers could materialize, among others, in the following financial risks:

●	Credit risks: Physical climate change could lower corporate revenues, increase operating costs and lead to increased credit exposure. Severe weather could also affect collateral value. Additionally, companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.

●	Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation and lead to higher volatility.

●	Liquidity risks: Companies could face liquidity risks derived from cash outflows to improve their reputation in the market or solve climate-related problems. Extreme weather events could also affect the value of our high-quality liquid assets or cause sovereign debt to rise limiting our access to capital markets.

●	Operational risks: Severe weather events could directly damage assets and impact business continuity, both of customers and ours. Climate-related financial risks could also cause operational risk losses from litigation if, for example, we are perceived to misrepresent sustainability-related practices, achievements, metrics goals or targets.

●	Regulatory compliance risks: Increased regulatory compliance risk may result from the increasing pace, breadth and depth of regulatory expectations requiring implementation in short timeframes across multiple jurisdictions and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.

●	Reputational risks: Our reputation and client relationships may be damaged as a result of our practices, disclosures and decisions related to climate change and the environment, or to the practices or involvement of our clients, vendors or suppliers in certain industries or projects being associated with causing or exacerbating climate change. Furthermore, parties who may suffer losses from the effects of climate change may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders. We could face conduct risks derived from misrepresentations in our sustainability-related disclosures, including our practices, achievements, metrics, goals and targets or the sustainability characteristics of our products or of our customers, investors or other stakeholders (greenwashing).

●	Strategic risks: Our strategy could be affected if we fail to achieve our net-zero or other targets, including those related to the activities that we finance and those concerning our own operations.

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

We periodically disclose information such as emissions and other climate-related performance data, statistics, metrics and/or targets. If we lack robust and high-quality climate-related procedures, controls and data, we may not be able to disclose reliable climate-related information. In addition, because the climate-related information is based on current expectations and future estimates about Santander Chile’s and third-parties’ operations and businesses and addresses matters that are uncertain to varying degrees, we may not be able to meet our estimates, targets or commitments or we may not be able to achieve them within the timelines we announce. Actual or perceived shortcomings with respect to these emissions and other climate-related initiatives and reporting could result in litigation or regulatory enforcement and impact our ability to hire and retain employees, increase our customer base, and attract and retain certain types of investors.

Any of the conditions described above, or our failure to identify other climate-related risks, could have a material adverse effect on our business, financial condition and results of operations.

Pandemics, including the global COVID-19 pandemic, and other public health emergencies materially impacted, and may in the future materially impact, our financial condition, liquidity and results of operations.

Our business was materially impacted by the COVID-19 pandemic in 2020 and 2021. Although the Chilean economy has mostly recovered from the COVID-19 pandemic, certain adverse effects of the pandemic continue to impact the macroeconomic environment, such as the rise in inflation due to strong injections of liquidity in the economy during the pandemic, which forced the Central Bank of Chile to significantly tighten monetary policy to bring inflation back to levels it considers sustainable. Should the ongoing effects of the COVID-19 pandemic continue for an extended period of time, or worsen, our business, financial position, liquidity, results of operations and prospects could be adversely affected.

On August 31, 2023, the Ministry of Health of Chile declared the end of the public health alert for COVID-19. However, no assurances can be made as to whether the emergence of new variants of COVID-19, which may be resistant to existing vaccines, remains possible or the emergence of another pandemic in the future with similar impacts on the global economy.

In 2020, the Chilean government also announced a series of measures to support lending as a result of the economic dislocation seen at the beginning of the COVID-19 pandemic. The largest measures were to provide an additional U.S.$3 billion to the Fondo de Garantía para Pequeños Empresarios (Small Enterprise Guarantees Fund, or “FOGAPE”), a state fund that guarantees loans, leases and other credits provided to small businesses, extend FOGAPE’s coverage to companies with annual sales of up to UF 1 million (U.S.$41 million) and further amend the rules and regulations governing FOGAPE to encourage banks to provide lending to small businesses. As of December 31, 2023, we had Ch$230,474 million outstanding in FOGAPE loans disbursed to support lending during the COVID-19 crisis. We did not grant new FOGAPE loans related to COVID-19 during 2023.

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

The Chilean market for financial services is highly competitive. We compete with other private sector Chilean and non-Chilean banks, with Banco del Estado de Chile, the principal government-owned sector bank, with department stores, private lenders (principally department stores and auto-lenders) and with credit unions and cooperatives that make consumer loans and sell other financial products to a large portion of the Chilean population. In addition, we face competition from non-bank finance competitors, such as leasing and factoring companies, security brokers, mutual fund administrators, pension fund management companies and insurance companies. The lower to middle-income segments of the Chilean population and the small- and mid-sized corporate segments have become the target markets of several banks and competition in these segments may increase. In addition, there has been a trend towards consolidation in the Chilean banking industry in recent years, which has created larger banks with which we must now compete. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations.

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

New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business. Furthermore, the widespread adoption of new technologies, including distributed ledger, artificial intelligence (“AI”) and/or biometrics, to provide services such as cryptocurrencies and payments, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our Internet and mobile banking capabilities and could entail new direct risks (including financial and non-financial risks) and indirect risks related to loss of business opportunities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Such new technologies and mobile banking platforms in recent years could negatively impact the value of our investments in bank premises, equipment and personnel for our branch network.

The persistence or acceleration of this shift in demand towards Internet and mobile banking may necessitate further changes to our retail distribution strategy, which may include closing and/or selling certain branches (as we have been doing in recent years) and restructuring our remaining branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to renovate, reconfigure or close a number of our remaining branches or to otherwise reform our retail distribution channel. Furthermore, our failure to implement such changes to our distribution strategy swiftly and effectively could have an adverse effect our competitive position.

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

Potential market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our customers. In 2023, inflationary pressures remained high mainly due to high levels of liquidity still circulating in the local and global economy. In an effort to contain inflation, central banks, including the Central Bank, have increased interest rates, leading to a global economic slowdown. These or other conditions causing market turmoil or economic recession in the future could increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings and deposits in general. A worsening of macroeconomic conditions may also lead to significant volatility in financial markets. As a result, our customers may in the future decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

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

In 2022 and 2023, new regulations regarding interchange fees for credit and debit cards were enacted in Chile, reducing fees which banks may charge from acquirers. We expect that this reduction will have a significant impact on our revenue from card fees which we expect will decrease by approximately Ch$25 billion in 2024 and approximately Ch$ 47 billion in 2025.

Banco Santander Chile sold its asset management business in 2013 and signed a management service agreement for a 10 year-period, automatically renewable for five-year periods, with the acquirer of this business in which we sell asset management funds on their behalf. Therefore, even in the absence of a market downturn, below-market performance by the mutual funds of the firm we broker for may result in a reduction in revenue we receive from selling asset management funds and adversely affect our results of operations.

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

Retail customers represent 71.2% of the value of the total loan portfolio at amortized cost as of December 31, 2023. As part of our business strategy, we seek to increase lending and other services to retail clients, which are more likely to be adversely affected by downturns in the Chilean economy and other economic conditions, including the high inflation experienced in the first half of 2023. In addition, as of December 31, 2023, our residential mortgage loan portfolio totaled Ch$17,073,439 million, representing 41.8% of our total loans. See “Note 8—Financial Assets at Amortized Cost” in our Audited Consolidated Financial Statements for a description and presentation of our residential mortgage loan portfolio. If the economy and real estate market in Chile experience a significant downturn, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past-due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management systems, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

Risk management is a central part of our activities. We seek to manage and control our risk exposure through forward-looking management model, based on robust governance and advanced risk management tools, supported by a risk culture that permeates the organization. While our management model uses a broad and diversified set of risk monitoring, control and mitigation techniques, such management model may not be fully effective at mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate.

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

As a retail bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating to assess the particular risk profile of individual customers and SMEs. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or information technology systems errors. In exercising their judgement on our customers’ current or future credit risk behavior, our management models may not always be able to assign an accurate credit rating, which may result in a higher exposure to credit risks than indicated by our risk rating system.

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

In addition, failure to successfully execute any of our decisions and actions affecting or changing our practices, operations, priorities, strategies, policies, procedures, or frameworks, could have a material adverse effect on us.

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

We use models for admission (scoring and rating), and behavioral credit processes, for the calculation of capital, provisions, market and structural risk, operational, compliance and liquidity risk. A model is a system, approach or quantitative method that applies statistical, economic, financial or mathematical theories, techniques or hypotheses to transform input data into quantitative estimates and forecasts. It involves simplified representations of real-world relationships between characteristics, values and observed assumptions that allows us to focus on specific aspects.

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

Unprecedented movement in economic and market drivers related to external events requires monitoring and adjusting of financial models (including credit loss models, capital models, traded risk models and models used in the asset/liability management process) to comply with the guidance and recommendations of standard setters, regulators and supervisors, particularly for credit loss models. It also results in the use of mitigants for model limitations, such as adjustments to model outputs to reflect consideration of management judgment. The performance and usage of models was and may continue to be impacted by the consequences of external events. In addition, data obtained during these external events may not be representative and may distort the calibration of the models in the future, which could have a material adverse effect on us.

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

Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. We expect a significant reduction in short-term rates to occur in 2024, which could increase prepayment risk of our loan book. We would also be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments or a reduction in prepayment fees could have a material adverse effect on us. The Chilean government is presently analyzing an initiative to reduce or limit prepayment fees and the Bank does not yet have an estimate of the potential impact of such initiatives. We cannot assure you that this change or any future regulatory changes related to prepayment fees will not have a material impact on our business.

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

Our ability to remain competitive depends in part on our ability to upgrade our information technology in an effective, timely and cost-effective manner. We must continually make significant investments in and improvements to our information technology infrastructure and information management systems in order to meet the needs of our customers. We cannot guarantee that in the future we will be able to maintain the level of capital expenditures necessary to support the continuous improvement and upgrading of our information technology infrastructure and information management systems and networks. To the extent we are dependent on any particular technology or technological solution, we may be harmed if such technology or technological solution becomes non-compliant with existing industry standards or applicable laws, rules or regulations, fails to meet or exceed the capabilities of our competitors’ equivalent technologies or technological solutions, becomes increasingly expensive to service, retain and update, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, or malfunctions or functions in a way we did not anticipate. Additionally, new technologies and technological solutions, such as AI, are continually being released. As such, it is difficult to predict the problems we may encounter in improving our technologies’ functionality. There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. Any failure to effectively improve or upgrade our information technology infrastructure and information management systems and networks in an effective, timely and cost-efficient manner could have a material adverse effect on us.

Any failure or disruption of our operational processes or systems, or data breaches and other security incidents with respect to our or our third-party vendors’ systems could adversely affect our business or reputation, and create significant legal, regulatory or financial exposure.

Like other financial institutions, in conducting our banking operations, we receive, manage, hold, transmit and otherwise process certain proprietary, sensitive or confidential information, including personal information of customers and employees, as well as a large number of assets. Accordingly, our business relies on our ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure storage, transmission, and other processing of proprietary confidential, sensitive and personal data and other information using our computer systems and networks or those of our third-party vendors. The proper and secure functioning of our financial controls, accounting and other data collection and processing systems is critical to our business and to our ability to compete effectively.

Data breaches, data losses and other security incidents, including fraudulent withdrawal of money, can result from, among other things, inadequate personnel, inadequate or failed internal control processes and systems, or external events or actors that interrupt normal business operations and may include cyberattacks, disruptions, failures, unauthorized access or misuse, software bugs, server malfunctions, software and hardware failure, malware and ransomware, social engineering and phishing attacks, denial-of-service attacks, misconduct, fraud, and other events that could have a serious impact on us. We also face the risk that the design of our or our third-party vendors’ cybersecurity controls and procedures prove to be inadequate or are circumvented such that our data or client records are incomplete, not recoverable or not securely stored. Moreover, it is not always possible to deter or prevent employee errors or misconduct, and the precautions we take to detect and prevent this activity may not always be effective. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products, produce customer claims and materially and adversely affect us.

Early identification and risk mitigation stand as our priorities in our goal to provide a resilient and secure operational environment. We monitor potential risks, including the vulnerabilities that arise in our interactions with third parties, and seek to identify and implement controls to mitigate them promptly. In this regard, although (i) we have policies, procedures and controls in place designed to safeguard proprietary sensitive and confidential information, including personal information, (ii) we take protective technical measures and monitor and develop our systems and networks to protect our technology infrastructure, data and information from misappropriation or corruption, and (iii) we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of proprietary, sensitive and confidential information, including personal information, we, our third-party vendors or other third parties with which we do business have been and may continue to be subject to cyberattacks and other cybersecurity incidents. The implementation of our cybersecurity policies, procedures, controls and technical measures is designed to reduce the risk of such cybersecurity incidents but does not guarantee full protection against potential threats or cyberattacks or a risk-free environment. This is especially applicable in the current global environment, with the war in Ukraine and the conflict in the Middle East resulting in an increased risk of cyber-attacks, and other disruptions in response to, or retaliation for, the sanctions and costs imposed on Russia and certain other countries directly or indirectly involved in the wars. Additionally, the shift to remote work policies for a significant portion of our workforce, as they access our secure systems and networks remotely, and our customers’ increased reliance on digital banking products and other digital services, including mobile payment products, has also increased the risk of cyber-attacks.

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

In addition, we may also be impacted by cyber-attacks against national critical infrastructures of Chile, such as telecommunications networks. Our information technology systems are dependent on such critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of a cyber-attack. For further information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—2. Non-financial risks—Cyber-security and data security plans.”

We have seen in recent years the information technology systems and networks of companies and organizations being increasingly targeted, and the techniques used to obtain unauthorized, improper or illegal access to such information technology and systems and networks have become increasingly complex and sophisticated, including through the use of AI. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including organized crime, hackers, activists, terrorists, nation-states, nation state-supported actors and others, any of which may see their effectiveness enhanced by the use of AI. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks or other security incidents to our customers, affected individuals or regulators, as applicable.

If we cannot maintain effective and secure proprietary, confidential, sensitive and personal data, or if we or our third-party vendors fall victim to successful cyber-attacks, penetrations, compromises, breaches or circumventions of our information technology systems or networks or experience other security incidents in the future, we may incur substantial costs and suffer other negative consequences, such as disruption to our operations, misappropriation of personal, proprietary, confidential or sensitive information, remediation costs (including liabilities for stolen assets or information, repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of personal, proprietary, confidential or sensitive information or the failure to retain or attract our customers following a cybersecurity incident, litigation and legal risks (including claims from customers, employees or other third parties, regulatory action, reporting obligations, investigation, fines and penalties), increased insurance premiums, reputational damage affecting our customers’ and the investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. While we maintain insurance coverage, we cannot assure you that such coverage will be adequate or otherwise protect us from liabilities or damages with respect to claims alleging compromises of proprietary, confidential, sensitive or personal data or otherwise relating to data privacy and cybersecurity matters. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or at all, or that our insurers will not deny coverage to any future claim. Moreover, even when a failure of or interruption in our or our third-party vendors’ systems or facilities is resolved in a timely manner or an attempted cyber-attack, data breach or security incident is successfully avoided or thwarted, substantial resources and management attention are expended in doing so, and to successfully avoid or resolve any such incidents, we may be required to take actions that could adversely affect customer satisfaction or retention, as well as harm our reputation.

Any of the data breaches and other security incidents described above could have a material adverse effect on our business, financial condition and results of operations.

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

We utilize artificial intelligence, which could expose us to liability or adversely affect our business.

We utilize, and are continuing to explore further uses of, AI in connection with our business, products and services. However, there are significant risks involved in utilizing AI and no assurance can be provided that our use will enhance our products or services or produce the intended results. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable, AI has been known to produce false inferences or outputs, AI may subject us to new or heightened legal, regulatory, ethical or other challenges, AI may involve inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, which could impair the acceptance of AI solutions, including those incorporated into our products and services. If the AI solutions that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. Additionally, if any of our employees, contractors, vendors or service providers use any third-party AI-powered solutions in connection with our business, it may lead to the inadvertent public disclosure of our proprietary, confidential, sensitive or personal information which may impact our ability to realize the benefit of our intellectual property or proprietary, confidential, sensitive or personal information, harming our competitive position and business. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party.

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

Maintaining a robust risk management framework based on robust ethical principles and corporate values is critical to protect our reputation and our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation could materially and adversely affect our perception among current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on our operating results, financial condition, and prospects as well as damage our customers’ and investors’ confidence and the market price of our securities. Harm to our reputation could arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, negative perceptions regarding our ability to maintain the security of our technology systems and protect customer data (including as a result of a cybersecurity incident), dealing with sectors that are not well perceived by the public (weapons industries or embargoed countries, for example), dealing with customers in sanctions lists, rating downgrades, significant variations in our share price throughout the year, compliance failures, unethical behavior, actual or alleged conduct in any number of activities, including lending practices, sales and marketing, corporate governance and corporate culture, and the activities of customers and counterparties, including activities that negatively affect the environment. Our reputation could also suffer if we are the subject of negative coverage in the media, whether it has merit or not.

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

We could also suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of clients to deal with us or give rise to litigation or enforcement actions against us which could have an adverse effect on our operating results, financial condition and prospects.

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

In September 2022, Moody’s downgraded the Republic of Chile and, as a direct effect of such downgrade, Santander Chile’s credit ratings to A2 with a stable outlook. On October 19, 2023, Standard and Poor’s changed its outlook for the Republic of Chile from positive to negative while it maintained its A rating. These downgrades were driven by fiscal and economic trends that have gradually but persistently weakened Chile’s sovereign credit profile.

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

There can be no assurance that the rating agencies will maintain the current ratings or outlooks. In general, the future evolution of our ratings will be linked, to a large extent, to the general global macroeconomic outlook which includes the impact of the continuance or escalation of the war in Ukraine and of the conflict in the Middle East, the local macroeconomic outlook, the evolution of Chile’s political environment, especially in relation to potential projects to amend Chile’s constitution, the Chilean government’s fiscal policy and the outlook of our asset quality, profitability and capital. Failure to maintain favorable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads, including as a result of local political issues, a higher interest rate environment, the war in Ukraine, the conflict in the Middle East and the COVID-19 pandemic. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

In 2021, pension fund withdrawals, the acceleration of inflation on a global scale and political uncertainty in Chile led to significant rate increases along the entire yield curve. Furthermore, the Central Bank increased the monetary policy rate (“MPR”) from 0.5% to 4.0% in December 2021 and to 11.25% in December 2022. In 2023, the Central Bank loosened its monetary policy, but rates remained above recent historical averages. The MPR as of December 31, 2023 was 8.25%. This has negatively impacted the fair value of various financial assets, including our debt instruments at fair value through other comprehensive income. As of December 31, 2023, these instruments include balances of unrealized net loss of Ch$89,748 million recognized as “Valuation accounts” in equity.

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

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including macroeconomic or political factors affecting Chile’s economy, the continuance or escalation of the war in Ukraine and the conflict in the Middle East. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters (including as a result of climate change), particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. Natural disasters such as earthquakes and floods may cause widespread damage, which could impair the asset quality of our loan portfolio and could have an adverse impact on Chile’s economy. The real estate market is particularly vulnerable in the current economic climate and this may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

In addition, auto industry technology changes, accelerated by environmental rules, could affect our auto consumer business in Chile, particularly residual values of leased vehicles. This transformation could affect our auto finance business in view of (i) a transition from fuel to electric engines, environmental aspects related to emissions and transition risks derived from political and regulatory decisions (e.g., traffic restrictions in city centres for certain cars based on emissions criteria); (ii) growing customer preferences for car leasing, subscription, car sharing and other services instead of vehicle ownership; (iii) greater market concentration in certain manufacturers, distributors and other agents; and (iv) more online sales channels. In addition, the auto industry could also suffer from supply chain disruption and shortages of batteries, semi-conductors and others in the wake of the wars, geopolitical and macroeconomic tensions, conflicts and other events, affecting guarantees, residual used car value and loan delinquencies. Although we monitor the auto portfolios and dealers and we have launched specific plans to tackle particular issues, the auto industry changes and disruptions described above could have a material adverse effect on our operating results, financial condition and prospects.

As of December 31, 2023, 63.2% of our loans and advances to customers, including contingent loan exposure are collateralized, which includes 10.5% of our consumer loans, 97.2% of our mortgage loans and 54.7% of our commercial loans.

The credit quality of our loan portfolio may deteriorate, and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported credit impaired loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Chile or in global economic and political conditions, including as a result of inflationary pressures, supply chain issues, labor shortages and increases in commodity prices (including as a result of the continuance or escalation of the war in Ukraine and the conflict in the Middle East). In certain markets, the combined pressure of economic downturn, high inflation and high interest rates may impact the ability of our customers to repay their debt. If we are unable to control the level of our credit impaired or poor credit quality loans, this could have a material adverse effect on us.

As of December 31, 2023, our non-performing loans were Ch$923,852 million, and the ratio of our non-performing loans to total loans at amortized cost was 2.26%. As of December 31, 2023, our allowance for expected credit losses for loans classified as financial assets at amortized costs was Ch$1,149,991 million, and the ratio of these allowances for expected loan losses to total loans at amortized cost was 2.82%. For additional information on our asset quality, see “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Analysis and Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

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

Our financial results are constantly exposed to market risk. In 2022 and 2023, the high interest rate environment, lingering inflationary pressures, global events (such as the continuance or escalation of the war in Ukraine and of the conflict in the Middle East) and the banking crisis that shocked regional banks in the U.S. have caused and could continue to cause high market volatility, which could materially and adversely affect us and our trading and banking book.

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

As of December 31, 2023, the fair value of the trading derivatives in our assets amounted to Ch$10,119,486 million with a notional value of Ch$263,509,283 million. Additionally, as of December 31, 2023, the fair value of trading derivatives in our liabilities totaled Ch$9,521,575 million with a notional value of Ch$269,896,699 million.

As of December 31, 2023, the nominal value of the hedging derivatives in our books within our financial risk management strategy and with the aim of reducing asymmetries in the accounting treatment of our operations amounted to Ch$35,784,423 million (with market value of Ch$605,529 million in assets and Ch$2,466,767 million in liabilities).

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

Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they are due, or we can only secure them at excessive cost. This risk is inherent in any banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the continuance or escalation of the war in Ukraine and the conflict in the Middle East. While we have in place liquidity management processes to mitigate and control these risks, systemic market factors make it difficult to eliminate these risks completely. Constraints in the supply of liquidity, including in inter-bank lending, could materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.

Our cost of obtaining funding is directly related to prevailing interest rates and to our credit spreads. The high interest rate environment currently prevalent in Chile and globally significantly increased the cost of our funding. Credit spreads variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads may occur frequently and could be unpredictable and highly volatile.

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

In the first half of 2023, the liquidity issues faced by Silicon Valley Bank and other banks in the United States, and the issues faced by the Swiss bank Credit Suisse, caused withdrawals of deposits from these banks and volatility in international markets. Central banks took measures designed to guarantee the liquidity of the banking system. Although we did not have material exposure to the affected banks, the spread or potential spread of these or other issues to the broader financial sector could have a material adverse effect on our operating results, financial condition and prospects.

We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. As of December 31, 2023, 99.4% of our customer deposits had remaining maturities of one year or less or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. Historically, one of our principal sources of funds has been time deposits. Time deposits represented 22.7% and 19.0% of our total liabilities and equity as of December 31, 2023 and 2022, respectively. The Chilean time deposit market is concentrated given the importance in size of various large institutional investors such as pension funds and corporations relative to the total size of the economy. As of December 31, 2023, the Bank’s top 20 time deposits represented 33.0% of total time deposits, or 7.5% of total liabilities and equity. No assurance can be given that future economic instability in the Chilean market will not negatively affect our ability to continue funding our business or to maintain our current levels of funding without incurring increased funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

The short-term nature of this funding source could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected.

Central banks took extraordinary measures to increase liquidity in the financial markets as a response to the COVID-19 pandemic and the regional banking crisis in the U.S. If these facilities, which are progressively being reduced, were to be rapidly removed, this could have an adverse effect on our ability to access liquidity and on our funding costs.

In response to the COVID-19 pandemic, the Central Bank made available two lines of credit to banks to reinforce their liquidity. Pursuant to these lines of credit, a bank may borrow up to 3% of the aggregate amount of its consumer and commercial loan portfolios as of February 29, 2020 and may borrow up to an additional 12% if it uses the funds to provide loans to companies and individuals. The first line of credit is a facility available conditionally on loan growth (the “FCIC”) to ensure that banks continue to finance households and businesses in Chile. Loans provided by this line of credit may have maturities of up to four years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. In stages 1 and 2, the Board of the Central Bank had allocated a total of U.S.$40 billion to this facility, of which approximately U.S.$30 billion was disbursed. The Central Bank in its Monetary Policy Meeting held on January 27, 2021 announced the beginning of a third stage of this instrument (FCIC3) commencing on March 1, 2021 for approximately U.S.$10 billion. The FCIC instruments bear interest at 0.5% (the lowest Central Bank MPR) for the duration of the program. Loans provided under the second line of credit, the LCL, are unsecured and may have maturities of up to 2 years, bearing interest in accordance with the current Central Bank MPR. In addition, borrowings by a bank under the LCL are limited to the aggregate amount of the liquidity reserve requirements of such bank. Ultimately, these lines of credit are intended to ensure banks have ample liquidity to enable them to continue financing companies and individuals. As of December 31, 2023, we had borrowed Ch$6,181,998 million (U.S.$7.1 billion) under the FCIC programs and had no debt outstanding under the LCL.

Our obligation to the Central Bank under the FCIC program is due during 2024. With the purpose of managing an orderly process of the expiration of the FCIC, in November 2022 the Central Bank established a collateral replacement program with the goal of reducing the pledged credit portfolio by replacing it with eligible Central Bank instruments at a rate of 1/18 per month. Additionally, with the same objective, the Central Bank agreed to implement a program for issuing Liquidity Deposits (LD) aimed exclusively at guaranteeing and providing operational support for the payment of the FCIC. These instruments will be issued at floating MPR with the same payment dates of the various FCIC facilities. As of December 31, 2023, the Bank has invested Ch$3,392,609 million in this type of instrument, which we classify as financial investments at amortized cost.

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

Changes to the pension fund system may affect our liquidity levels and/or funding costs

The current pension fund system dates from the 1980s when pensions went from being state-funded to privately-funded, which requires Chilean employees to set aside 10% of their wages. As of September 30, 2023, the most recent date as of which information is available, the Chilean pension fund management companies (Administradora de Fondos de Pensión, or “AFPs”) had U.S.$3.4 billion invested in the Bank via equity, deposits and fixed income. The demographics of Chilean society have changed, resulting in a need to modify the system. In December 2023, the Chilean government once again presented a new bill for pension reform to Congress, as previous bills proposed by the government failed to gain congressional support. The proposed bill would create a mixed pension system, maintain the individual capitalization system and complement it with a contributory pillar with a social security logic. It imposes a 6% additional contribution charged to employers to be allocated to social security in addition to the current 10% contribution, with ample discussion between the Executive and Congress about which institutions will manage these additional contributions to the pension system and whether the contributions will be assigned to each worker’s individual account or to a common fund. The potential adverse effect, if any, of the proposed bill on our financial condition and results of operations cannot yet be ascertained.

Chilean regulations also impose a series of restrictions on how Chilean AFPs may allocate their assets. In the particular case of financial issuers’ there are three restrictions, each involving different assets and different limits determined by the amount of assets in each fund and the market and book value of the issuer’s equity. As a consequence, limits vary within funds of AFPs and issuers. According to our estimates, as of September 2023, the most recent date as of which information is available, the AFPs still had the possibility of being able to invest another U.S.$7.7 billion in the Bank via equity, deposits and fixed income. If the exposure of any AFP to Santander-Chile exceeds the regulatory limits, if the regulatory limits are reduced or the amount of funds available in the pension funds falls significantly, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

In July 2020, a law was passed permitting Chileans to withdraw a minimum of UF35 (U.S.$1,472) and a maximum of UF150 (U.S.$6,311) from their pension funds. For those that had funds below UF35, they were able to withdraw the total amount of their savings. The draw down was tax-free and approximately U.S.$19.7 billion were withdrawn. In December 2020, a second pension fund withdrawal was approved, although withdrawals under this approval were not tax-exempt. This added another U.S.$16.0 billion in liquidity to the system. On April 27, 2021, a third withdrawal was approved and added a further U.S.$13.3 billion of liquidity into the system. Withdrawals had an immediate impact on local fixed income capital markets and between December 31, 2020 and December 31, 2021, the yield on Chile’s 10-year Central Bank nominal bond increased from 2.6% to 5.7%, reaching a peak at 7.00% on September 28, 2022. The withdrawals were also a major contributing factor to the rise of inflation which reached 12.8% in 2022 and 3.9% in 2023. In 2023, there were no additional pension fund withdrawals, but given the higher interest rates resulting from a shift in monetary policy during the year and high levels of liquidity in households from prior withdrawals, the 10-year Central Bank nominal bond yield averaged 5.60%, which is well above pre-pandemic levels. No assurances can be made as to whether there will be additional withdrawals in the future or whether the withdrawals will have a material adverse effect on our financial condition, liquidity levels, and our ability to obtain funding from the AFPs.

Legal and Regulatory Risks

We are subject to regulatory capital requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

On October 9, 2020, the FMC published the final regulations on regulatory capital to comply with effective net worth rules in accordance with Basel III and the General Banking Law. The new regulation became effective on December 1, 2021 and are being gradually implemented and adjusted to be fully effective by December 1, 2025. Pursuant to the new regulation, there are three levels of capital: ordinary capital level 1 or CET1 (basic capital), additional capital level 1 or AT1 (perpetual bonds and preferred stock) and capital level 2 or T2 (subordinated bonds and voluntary provisions). Regulatory capital is composed of the sum of CET1, AT1 and T2 after making some deductions, mainly for intangible assets, hybrid securities issued by foreign subsidiaries, partial deduction for deferred taxes and some reserve and profit accounts. The minimum total regulatory capital is 8% of risk-weighted assets, which includes credit, market, and operational risk. This minimum goes up in line with the size, complexity and solvency of a bank and the FMC’s assessment of a bank’s management. In addition, and to avoid restrictions on dividend payments, a bank must have an additional conservation buffer of 2.5% of RWA. The conservation buffer will be gradually phased in by 2025 and must be comprised of core capital.

The Central Bank may set an additional counter cyclical buffer of up to 2.5% of risk-weighted assets in agreement with the FMC, also comprised of core capital. At the Central Bank’s Financial Policy Meeting, held in the first half of 2023, the Board of the Central Bank of Chile agreed to activate the Countercyclical Capital Buffer (CCyB) for banks, setting it at 0.5% of risk-weighted assets, which must be implemented by May 2024.

On November 2, 2020, the FMC published the final guidelines regarding the identification and core capital charge for banks considered Systemically Important Banks (“SIBs”). The FMC, in agreement with the Central Bank, also imposed additional capital requirements for SIBs of between 1-3.5% of risk-weighted assets. This additional capital is being gradually phased in by 25% beginning in December 2021 until December 2025.

The General Banking Law also incorporates Pillar II capital requirements to ensure adequate risk management. This pillar’s objective is to ensure that banks maintain capital levels consistent with their risk profile and business model and encourage the development and use of appropriate processes to monitor and manage their risks. Pillar 2 also granted regulators the power to impose greater capital requirements because of deficient evaluations of a bank’s internal capital adequacy assessment process (ICAAP), which should consider a bank’s risk profile and a strategy to sustain adequate levels of capital, even under stress scenarios. The FMC, with at least four votes from the Council of the FMC, will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a particular financial institution. Following the FMC latest revision of the Bank’s solvency and management, a 0% Pillar II requirement was set in 2024 for the Bank. The FMC also stated that it is considering changing its Pilar II requirements to include more banks or to have a permanent Pilar II requirement for all banks beginning in 2025. We cannot assure you that in the future our minimum capital levels will not be increased by the regulator due to new Pillar II capital requirements.

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

The implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The LCR is a liquidity standard that measures if banks have enough high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. The net stable funding ratio (NSFR) provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. As of December 31, 2023 our LCR and NSFR were 212% and 106%, respectively. While we are in compliance of regulatory requirements, no assurance can be made as to whether we will remain in compliance in the future. Moreover, there can be no assurance that the application of the existing regulatory requirements, standards or recommendations will not require us to issue additional securities that qualify as own funds or eligible liabilities, to maintain a greater proportion of its assets in highly-liquid but lower-yielding financial instruments, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on the our business, results of operations and/or financial position.

We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.

As a financial institution, we are subject to extensive regulation, inspections, examinations, inquiries, audits and other regulatory requirements by Chilean regulatory authorities, which materially affect our businesses. We cannot assure you that we will be able to meet all of the applicable regulatory requirements and guidelines, or that we will not be subject to sanctions, fines, restrictions on our business or other penalties in the future as a result of noncompliance. If sanctions, fines, restrictions on our business, higher capital requirements or other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.

In August 2021, Law No. 21,365 was enacted, regulating interchange fees in the credit card payment market in Chile. An autonomous and technical committee was formed to determine the interchange fee limits, conformed by 4 members designated by the Central Bank, the FMC, the National Economic Prosecutor (Fiscalía Nacional Económica) and the Ministry of Finance. This committee had six months to announce the first transitory limits. Interchange fee limits will be determined every three years. On February 5, 2023, the committee announced the new limits for interchange fees with a maximum fee of 0.6% for debit cards, 1.48% for credit cards and 1.04% for prepaid cards. As a result of this regulation, card fees were reduced by Ch$17 billion in 2022 and Ch$4.5 billion in 2023. We expect that this reduction will have a significant impact on our revenue from card fees, which we expect will decrease by approximately Ch$25 billion in 2024 and approximately Ch$47 billion in 2025.

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

We are subject to regulation by the FMC and by the Central Bank with regard to certain matters, including reserve requirements, interest rates, foreign exchange mismatches and market risks (see more details on “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision”). Chilean laws, regulations, policies and interpretations of laws relating to the banking sector and financial institutions are continually evolving and changing. Any new reforms could result in increased competition in the industry and thus may have a material adverse effect on our financial condition and results of operations.

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

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which these deposits are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% reserve against them: demand deposits, deposits in checking accounts, obligations payable on sight incurred in the ordinary course of business and, in general, all deposits unconditionally payable immediately. The General Banking Law also states that the FMC, with the approval from the Central Bank, may lower this threshold from 2.5 times to 1.5 times a bank’s regulatory capital for a bank considered to be a SIB. This could lead to lower loan growth and have a negative effect on our business. In 2021 the strong rise in demand deposits since the beginning of the pandemic led to a technical reserve of Ch$4,272,695 million, representing 15.2% of our demand deposits as of December 31, 2021. In 2022, our demand deposits decreased and as of December 31, 2022 and 2023, the Bank was not required to, and did not constitute, a corresponding technical reserve.

We may not be able to detect or prevent money laundering and other financial crime activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering anti-terrorism (“AML/CFT”), anti-bribery and corruption, sanctions and other laws and regulations (collectively, financial crime compliance (“FCC”) regulations). These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically exposed person screening), keep our customer, account and transaction information up to date and have implemented FCC policies and procedures detailing what is required from those responsible. We are also required to conduct FCC training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by our FCC team.

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

We have been, and may in the future be, subject to negative coverage in the media about us or our clients, including with respect to alleged conduct such as failure to detect and/or prevent any financial crime activities or comply with FCC regulations. Negative media coverage of this type about us, whether it has merit or not, could materially and adversely affect our reputation and perception among current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on our operating results, financial condition and prospects as well as damage our customers’ and investors’ confidence and the market price of our securities.

The reputational damage to our business and global brand could be severe if we were found to have breached AML/CFT, anti-bribery and corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers’ bank products and services from being used by criminals for illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we expect our relevant counterparties to maintain and properly apply their own appropriate compliance procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash transactions) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, breaches of AML/CFT, anti-bribery and corruption or sanctions requirements, our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to “watch lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

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

We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of our business, including, among others, in connection with conflicts of interest, lending and derivatives activities, relationships with our employees and other commercial, data protection or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state with certainty what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be.

The amount of our reserves in respect of these matters, which considers the likelihood of future cash flows associated with each of such claims, is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period. As of December 31, 2023, we had provisions for legal contingencies of Ch$4,504 million.

RISK FACTORS IN RESPECT OF CHILE

Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the potential enactment of a new constitution could adversely impact the Bank’s business.

During October 2019, growing public concern over perceived social inequality led to a rise in social unrest. The social unrest caused commercial disruptions throughout the country, especially in Santiago and other major cities, including Valparaíso and Concepción. After three weeks of nationwide protests, the Chilean government announced in November 2019 that it would initiate a process to draft a new Constitution for Chile. When the government announced the process of enacting a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. The share prices on local banks and bond spreads, including those of Santander Chile, suffered significant declines in the market. After a prolonged drafting process, a proposed draft of the constitution was rejected by 62% of voters in July 2022, as a consequence of which a new constitutional drafting process was agreed upon by the different political parties. In December 2023, a second draft of the constitution was put to the vote and more than 55% of voters elected to reject the constitutional amendment. As a result, the constitution drafted in 1980 remains in force. Although the government has publicly stated that it will not launch a new constitutional reform process, it is uncertain whether this process will not be initiated again at a later date or by a different government. There can be no assurance as to whether a new constitutional reform process, or any amendments to the Chilean Constitution implemented as a consequence of such a process, will not have a material adverse effect on our business, financial condition or results of operations.

Our growth, asset quality and profitability may be adversely affected by macroeconomic and political conditions in Chile.

A substantial number of our loans are to borrowers doing business in Chile. Chile’s economy has experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth and declining investment. For example, the Chilean economy contracted 5.8% in 2020 as a result of the COVID-19 pandemic but recovered in 2021, growing 11.7%. In 2022, the rate of growth slowed to 2.4% and in 2023 GDP growth is expected to be –0.2%, as a result of deteriorating economic conditions in Chile and globally, including high inflation and high interest rates. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. The Chilean economy may not continue to grow at similar rates as in the past or future developments may negatively affect Chile’s overall levels of economic activity.

Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate and inflationary environment, impact our profitability by causing lending margins to decrease and credit quality to decline and leading to decreased demand for higher margin products and services. Even though Chile’s sovereign rating remains at an investment grade level, negative and fluctuating economic conditions in Chile could also result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system, particularly since commercial banks’ exposure to government debt is high in Chile.

Our revenues are also subject to risk of loss from unfavorable political and diplomatic developments, social instability, international conflicts, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies.

Any future fluctuation in oil prices may give rise to volatility in the global financial markets and further economic instability in oil-importing countries, such as Chile. In addition, the ability of borrowers in or exposed to the oil sector has been and may be further adversely affected by such price fluctuations.

Any future fall in commodity prices, such as copper, cellulose, fruit, wine, lithium and salmon prices, could have a material adverse effect on the Chilean economy, which could in turn have a material adverse effect on our financial condition and operations.

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

The Chilean government enacted various tax reforms in 2014, 2016 and 2020 in order to finance greater social expenditures. The most relevant change was the rise of the corporate tax rate to 27% in 2018. There is currently discussion of another tax reform to finance an expected increase in social spending. In January 29, 2024, the government issued a new tax reform proposal which seeks to increase tax revenues by 1.5% of GDP, and there is expectations that the tax reform could be approved by Congress in 2024. Proposals included in the tax reform are mainly related to changes to Chilean GAAR provisions, the neutrality of foreign corporate reorganizations and VAT provisions. We cannot predict at this time if these proposed reforms will have a material impact on our business or clients or if further tax reforms will be implemented in the future. Banco Santander Chile’s effective corporate tax rate could rise in the future, including as a result of the proposed reforms described above, which may have an adverse impact on our results of operations. Please see “Item 10—Additional information—E. Taxation” for more information regarding the impacts of these tax reforms on ADR holders.

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

If these, or other nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years, with possible adverse impact on our borrowers and counterparties. If this were to occur, we would potentially need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of December 31, 2023, the Bank’s foreign exposure, including counterparty risk in the derivative instruments’ portfolio, was U.S.$4,108 million or 5.1% of our total assets. There can be no assurance that the effects of a global recession will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile.

Chile has considerable economic ties with China, the United States and Europe. In 2023, approximately 39% of Chile’s exports went to China, mainly copper. A slowdown in economic activity in China may affect Chile’s GDP and export growth as well as the price of copper, which is Chile’s main export. Chile exported approximately 16% of total exports to the United States and 10% to Europe in 2023. Crises and political uncertainties in these economies could also have an adverse effect on Chile, the price of our securities or our business.

Approximately 14% of Chile’s exports in 2023 went to other Latin American nations. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

A change in labor laws in Chile or a worsening of labor relations in the Bank could impact our business.

As of December 31, 2023, on a consolidated basis, we had 9,229 employees, of which 71.9% were unionized. In December 2023, a new collective bargaining agreement was signed with the main unions, which will become effective in September 2024 and expire in December 2027. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally had good relations with our employees and their unions, but we cannot assure you that in the future, a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

A new labor reform was approved by Congress in April 2023, which, among other reforms, shortened the work week from 45 hours to 40 hours. Additionally, the minimum wage formerly set at Ch$350,000/month (U.S.$400/month) in 2022 has been gradually increased and will reach Ch$500,000/month (U.S.$572/month) as of July 1, 2024. At Santander Chile, the weekly working hours agreed under the new collective bargaining agreement were set at 40 hours and the minimum wage at the Bank was set at Ch$1,030,000 as of June 2024 (U.S.$1,178/month). Despite this, we cannot assure that the new labor reform, or any further increases to the minimum wage, will not have material impact on our expenses.

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

Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., which are controlled subsidiaries. Santander Spain has control over 67.18% of our shares and an actual participation, excluding non-controlling shareholders that participate in Santander Chile Holding, S.A., of 67.13%.

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

We operate as a stand-alone subsidiary within the Santander Group. Our controlling shareholder has no liability for our banking operations, except for the amount of its holdings of our capital stock and AT1 bond. The interests of Santander Spain may differ from the interests of our other shareholders, and the concentration of control in Santander Spain may differ from the interests of our other shareholders, and the concentration of control in Santander Spain will limit other shareholders’ ability to influence corporate matters. As a result, we may take actions that our other shareholders do not view as beneficial.

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

Our ADSs are listed and traded on the NYSE (under the ticker “BSAC”). Our common stock is listed and traded on the Santiago Stock Exchange (under the ticker “BSANTANDER”), which we refer to as the Chilean Stock Exchange, although the trading market for the common stock is small by international standards. As of December 31, 2023, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the FMC may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the FMC will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it is deemed necessary.

Although our common stock is traded on the Chilean Stock Exchange, there can be no assurance that a liquid trading market for our common stock will continue to exist. Approximately 32.82% of our outstanding common stock is held by the public (i.e., shareholders other than Santander Spain and its affiliates), including our shares that are represented by ADSs trading on the NYSE. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires and could increase the volatility of the price of the ADSs.

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

Our corporate affairs are governed by our bylaws, and the laws of Chile, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Chile. Under Chilean corporate law, you may have fewer and less well-defined rights to protect your interests than under the laws of other jurisdictions outside Chile. For example, under legislation applicable to Chilean banks, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

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

Holders of ADSs also may not receive the voting materials in time to instruct the Depositary to vote on the common stock underlying their ADSs. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the common stocks underlying their ADSs are not voted as requested.

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

These disclosure controls and procedures have inherent limitations, which include the possibility that judgements in decision-making can be faulty and that breakdowns can occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In recent years, several multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

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

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. Changes made to accounting standards can materially impact how we record and report our financial condition and results of operations, as well as affect the calculation of our capital ratios. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. Various amendments were made to financial and accounting standards in 2021, 2022 and 2023. For more information about current and future developments in financial accounting and reporting standards, see Note 1(y) “Application of new and revised International Financial Reporting Standards” to our Audited Consolidated Financial Statements.

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

Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy. However, in response to the global financial crisis, several changes to the regulatory capital framework have been adopted. As these and other changes are implemented or future changes are considered or adopted that limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms, we may experience a material adverse effect on our financial condition and regulatory capital position.

We are subject to review by tax authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.

Preparing our tax returns requires the use of estimates and interpretations of complex tax laws and regulations and is subject to review by tax authorities.

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

We and our affiliates have entered into several services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others.

Chilean law applicable to public companies and financial groups and institutions and our by-laws provide for several procedures designed to ensure that the transactions entered into with or among our financial subsidiaries and/or affiliates do not deviate from prevailing market conditions for those types of transactions, including the requirement that our board of directors approve such transactions. Furthermore, all significant related party transactions must be approved by the Audit Committee and the Board. These significant transactions are also reported in our annual shareholders’ meeting. Please see Note 34 to our Audited Consolidated Financial Statements and “Item 7. Major Shareholders and Related Party Transactions.”

We are likely to continue to engage in transactions with our affiliates. Future conflicts of interests between us and any of our affiliates, or among our affiliates, may arise, which conflicts are not required to be and may not be resolved in our favor.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in the Chilean market in terms of loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks aboard). As of December 31, 2023, we had total assets of Ch$71,089,439 million (U.S.$81.3 billion), outstanding loans at amortized cost, net of allowances for loan losses and including interbank loans of Ch$39,661,895 million (U.S.$45.4 billion), total deposits of Ch$29,675,768 million (U.S.$33.9 billion) and shareholders’ equity of Ch$5,217,760 million (U.S.$6.o billion). As of December 31, 2023, we employed 9,229 people. We have a leading presence in all the major business segments in Chile, and a large distribution network with national coverage spanning across all the country and a leading digital onboarding platform for new clients. We offer unique transaction capabilities to clients through our 247 branches and 2,103 ATMs. Our headquarters are in Santiago, and we operate in every major region of Chile.

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

B. Business Overview

We have 247 branches of which: (i) 136 are traditional full product and transactional branches operated under the Santander brand name; (ii) 86 are WorkCafé branches, which are high-tech digital branches that are mainly focused on providing value added products without tellers and minimal back office; (iii) 5 are WorkCafé Espresso branches, all of which were opened in 2023, with a high-tech and efficient format exclusively dedicated to transactional operations with tellers; (iv) 4 are Select branches for affluent customers and; (v) 16 are auxiliary branches and payment centers located in large companies or universities mainly for Middle-market clients. We provide a full range of financial services to corporate and individual customers.

We divide our clients into the following groups: (i) Retail banking, (ii) Middle-market, (iii) Corporate Investment Banking and (iv) Corporate Activities (“Other”).

The Bank has the reportable segments noted below see “Segmentation Criteria” for further information.

Retail Banking

This segment consists of individuals and small to medium-sized entities (SMEs) with annual sales less than Ch$3,000 million (U.S.$3.4 million). This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, securities brokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, foreign trade services, leasing, factoring, and transactional services.

Middle-market

This segment serves companies and large corporations with annual sales exceeding Ch$3,000 million (U.S.$3.4 million). It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million (U.S.$0.9 million) with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, securities brokerage, and insurance brokerage. Also, companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

Corporate Investment Banking (“CIB”)

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million (U.S.$11.4 million). The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, project finance, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, securities brokerage, and insurance brokerage.

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

The tables below show the Bank’s results by reporting segment for the year ended December 31, 2023, in addition to the corresponding balances of loans and accounts receivable from customers:

	For the year ended December 31, 2023
	Loans and accounts receivable at amortized cost(1)	Deposits and other demand liabilities	Net interest income	Net fee and commission income	Net income from financial operations	Provision for loan losses	Support expenses(2)	Segment’s net contribution
	(In millions of Ch$)
Retail Banking	29,066,792	13,896,076	1,381,014	376,643	45,573	(295,221)	(661,901)	846,108
Middle-market	8,774,343	5,513,939	459,256	64,964	29,611	(37,515)	(106,851)	409,465
Corporate Investment Banking	3,077,491	8,256,291	248,381	50,457	185,617	10,418	(95,914)	398,959
Other	(106,740)	2,009,462	(995,602)	10,576	41,654	(467)	(11,482)	(955,321)
Total	40,811,886	29,675,768	1,093,049	502,640	302,455	(322,785)	(876,148)	699,211
Other operating income								3,807
Other operating expenses and impairment								(33,550)
Net income from non-current assets and groups available for sale not admissible as discontinued operations								13,154
Income from investments in associates and other companies								8,763
Net operating income before income tax								691,385
Income tax expense								(97,548)
Results of continuing operations								593,837
Results of discontinued operations								—
Net income for the year								593,837

(1)	Corresponds to loans and accounts receivable at amortized cost under IFRS 9, without deducting their allowances for loan losses.

(2)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Operations through Subsidiaries

The General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities that we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the twelve–month period ended December 31, 2023, our subsidiaries collectively accounted for 1.6% of our total consolidated assets.

		Percent ownership share as of December 31,
		2023			2022			2021
Name of the Subsidiary	Main activity	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	(in %)
Santander Corredora de Seguros Limitada	Insurance brokerage	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Financial advisory	99.03	—	99.03	99.03	—	99.03	99.03	—	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	99.64	—	99.64	99.64	—	99.64	99.64	—	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	50.10	—	50.10	50.10	—	50.10	50.10	—	50.10
Santander Consumer Chile S.A.	Financing	51.00	—	51.00	51.00	—	51.00	51.00	—	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Card operator	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00

On January 7, 2021, at the Extraordinary Shareholders’ Meeting of Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., the members were agreed to pay the subscribed and unpaid capital, for an amount of Ch$3,727 million. Santander Asesorias Financieras, made a cash payment of Ch$800 thousand. Banco Santander-Chile made a cash payment of Ch$38 million and also contributing assets valued at Ch$3,689 million. On January 29, 2021, the FMC authorized Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. to serve as a bank support company and registered the company in the payment card operator’s registry. On March 22, 2021, Getnet’s shareholders modified the company’s bylaws to increase their number of directors from 3 to 5.

The following companies have been consolidated based on the determination that they are controlled by the Bank, in accordance with IFRS 10 Consolidated Financial Statements:

●	Santander Gestión de Recaudación y Cobranza Limitada (collection services)

●	Bansa Santander S.A. (management of repossessed assets, auto lending support, and leasing of properties)

●	Multiplica SpA (management of co-branding agreements)

The Bank also has significant influence over the following entities:

		Place of	Percentage of ownership share as of December 31,
		Incorporation	2023	2022	2021
Associates	Main activity	and operation		(in %)
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48
Redbanc S.A.(1)	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.(1)	Credit and debit card services	Santiago, Chile	25.00	25.00	25.00

(1)	In 2021 the Bank re-evaluated the classification of Redbanc and Transbank, due to the time elapsed since those companies were classified as held-for-sale, and the fact that it was not possible to find buyers, due to global economic effects derived from COVID-19 and the current Chilean economic situation. Thus, the Bank has reclassified those investments as Investments in associates and accounted them using the equity method.

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

In 2018 the Bank announced it was selling its share participation on Redbanc S.A. and Transbank S.A. Accordingly, we classified those investments in accordance to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” as investments available for sale. In June 2021 the FMC instructed Santander-Chile to participate in Transbank’s capital increase and therefore in July and September 2021, Santander Chile invested Ch$2,500 million and Ch$4,999 million, respectively, on Transbank’s capital. Since no potential buyers were identified, the Bank has reclassified those investments as investments in associates and accounted using the equity method. The Bank continues to be committed to the sale plan for these assets, actively seeking potential buyers and continuing its plans to develop its own acquiring network, as evidenced by the recent creation of a payment card operating company.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public-sector bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks operating in Chile. The Chilean banking system is comprised of 17 banks, including one public-sector bank. The six largest banks accounted for 87.1% of all outstanding loans by Chilean financial institutions as of December 31, 2023 (excluding assets held abroad by Chilean banks).

The Chilean banking system has experienced increased competition in recent years, largely due to consolidation in the industry and new legislation. In January 2024, a merger between Banco BICE and Banco Security was announced, which would result in the 7th largest bank in Chile in terms of loan portfolio. We also face competition from non-bank and non-finance competitors, principally department stores, credit unions and cajas de compensación (private, non-profitable corporations whose aim is to administer social welfare benefits, including payroll loans, to their members) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products. Our subsidiary, Getnet, also competes against non-banks, such as MercadoPago, in the acquiring market. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has grown rapidly.

All the competition data in the following sections is based on Chilean Bank GAAP.

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the six largest banks in Chile in terms of total loans as of December 31, 2023 or the latest date available (excluding assets held by Chilean banks abroad).

	As of December 31, 2023, unless otherwise noted
	Market Share	Rank
Commercial loans	14.7%	3
Consumer loans	19.7%	1
Residential mortgage loans	21.2%	1
Total loans	17.6%	1
Deposits	17.8%	2
Checking accounts(1)	25.5%	1
Branches(1)	16.3%	3

Source: FMC

(1)	As of November 2023, according to the latest publicly available information.

Loans

As of December 31, 2023, our loan portfolio was the largest among Chilean banks. Our loan portfolio, including interbank loans, represented 17.6% of the market for loans in the Chilean financial system as of such date. The following table sets forth our and our peer group’s market shares in terms of loans (excluding assets held by Chilean banks abroad).

	As of December 31, 2023 (Chilean Bank GAAP)
Loans	Ch$ bn	U.S.$ bn	Market Share
Santander-Chile	40,849	46.7	17.6%
Banco de Chile	37,601	43.0	16.2%
Banco del Estado de Chile	34,863	39.9	15.0%
Banco de Crédito e Inversiones	33,929	38.8	14.6%
Scotiabank Chile	32,106	36.7	13.8%
Itaú Chile	22,926	26.2	9.9%
Others	30,326	34.7	13.0%
Chilean financial system	232,600	266.0

Source: FMC.

Deposits

We had a 17.8% market share in deposits, ranking second among banks in Chile as of December 31, 2023. Deposit market share is based on total time and demand deposits as of the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits (excluding assets held by Chilean banks abroad).

	As of December 31, 2023 (Chilean Bank GAAP)
Deposits	Ch$ bn	U.S.$ bn	Market Share
Banco del Estado de Chile	33,110	37.9	19.9%
Santander-Chile	29,676	33.9	17.8%
Banco de Chile	28,687	32.8	17.2%
Banco de Crédito e Inversiones	19,937	22.8	12.0%
Scotiabank Chile	18,032	20.6	10.8%
Itaú Chile	13,799	15.8	8.3%
Others	23,114	26.4	13.9%
Chilean financial system	166,356	190.2

Source: FMC.

Total Equity

As of December 31, 2023, we were the third largest bank in Chile in terms of total equity. The following table sets forth our and our peer group’s total equity.

	As of December 31, 2023 (Chilean Bank GAAP)
Total Equity	Ch$ bn	U.S.$ bn	Market Share
Banco de Crédito e Inversiones	6,066	6.9	19.3%
Banco de Chile	5,237	6.0	16.7%
Santander-Chile	4,367	5.0	13.9%
Itaú Chile	3,733	4.3	11.9%
Scotiabank Chile	3,436	3.9	10.9%
Banco del Estado de Chile	3,349	3.8	10.7%
Others	5,252	6.0	16.7%
Chilean financial system	31,440	36.0

Source: FMC.

Efficiency

As of December 31, 2023, we were the fourth most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)) in each case under Chilean Bank GAAP.

Efficiency ratio as defined by the FMC	As of December 31, 2023 (Chilean Bank GAAP)
Banco de Chile	37.3
Banco del Estado de Chile	38.4
Scotiabank Chile	42.1
Santander-Chile	46.6
Itaú Chile	51.1
Banco de Crédito e Inversiones	51.7
Chilean financial system	43.6

Source: FMC.

Net Income for the Period Attributable to Equity Holders

In 2023, we were the fourth largest bank in Chile in terms of net income attributable to shareholders measured under Chilean Bank GAAP. The following table sets forth our and our peer group’s net income.

	As of December 31, 2023 (Chilean Bank GAAP)
Net income attributable to equity holders	Ch$ bn	U.S.$ bn	Market Share
Banco de Chile	1,243,634	1,422	27.7%
Banco de Crédito e Inversiones	682,468	780	15.2%
Banco del Estado de Chile	612,738	701	13.6%
Santander-Chile	496,404	568	11.1%
Scotiabank Chile	407,961	467	9.1%
Itaú Chile	354,887	406	7.9%
Others	691,605	791	15.4%
Chilean financial system	4,489,697	5,134

Source: FMC.

Return on equity

We were the fourth most profitable bank in our peer group (as measured by return on period-end equity under Chilean Bank GAAP) and the second most capitalized bank as measured by the Chilean BIS ratio as of December 31, 2023 and September 30, 2023 (the last industry available data), respectively. The following table sets forth our and our peer group’s return on average equity and BIS ratio.

	Return on period-end equity as of December 31, 2023 (Chilean Bank GAAP)	BIS Ratio as of September 30, 2023 (Chilean Bank GAAP)

Banco de Chile	23.7	17.7
Banco del Estado de Chile	18.9	14.0
Scotiabank Chile	11.7	14.2
Santander-Chile	11.4	17.1
Banco de Crédito e Inversiones	11.2	13.2
Itaú Chile	9.5	15.3

Source: FMC.

Asset Quality

As of December 31, 2023, we had the fourth lowest non-performing loan to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio as defined by the FMC as of December 31, 2021.

Non-performing loans / total loans as of December 31, 2023 (Chilean Bank GAAP)
Banco de Crédito e Inversiones	1.3
Banco de Chile	1.4
Scotiabank Chile	2.2
Santander-Chile	2.3
Itaú Chile	2.3
Banco del Estado de Chile	4.0
Chilean financial system	2.1

Source: FMC

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

According to Article 132 of the General Banking Law, demand deposits and other obligations with unconditional withdrawal rights are 100% guaranteed in the event of forced liquidation of a bank, regardless of whether the depositors are natural or legal persons.

Financial Market Commission

In 2017, Law 21,000 created the Comisión para el Mercado Financiero or Financial Market Commission (FMC). This law became a Law of the Republic in January 2018. The FMC is the sole supervisor for the Chilean financial system overseeing insurance companies, companies with publicly traded securities, credit unions, credit card and prepaid card issuers, and, as of June 1, 2019, banks. This commission is responsible for ensuring the proper functioning, development and stability of the financial market, facilitating market agents' participation and defending public faith in the financial markets. To do so, it must maintain a general and systemic vision of the market, considering the interests of investors and policyholders. Likewise, it shall be responsible for ensuring that the persons or entities audited, from their initiation until the end of their liquidation, comply with the laws, regulations, statutes and other provisions that govern them.

The Commission oversees a Council, which is composed of five members, who are appointed and are subject to the following rules:

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

The regulator examines all banks from time to time, generally at least once a year. Banks are also required to submit their financial statements monthly to the FMC, and the banks’ financial statements are published at least four times a year in a newspaper with countrywide coverage. In addition, banks must provide extensive information about their operations at various periodic intervals to the FMC. A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the FMC.

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

The intended purchase, merger or expansion may be denied by the regulator with an accompanying resolution recording the specific reasons for denial and with the agreement of a majority of the Board of Directors of the Central Bank.

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

Deposit Insurance

The Chilean government guarantees certain time deposits and savings accounts held by natural persons with a maximum value of UF400 per person (Ch$14.7 million or U.S.$16,829 as of December 31, 2023) per calendar year in the entire financial system and a maximum of UF200 per person per bank (Ch$7.4 million or U.S.$8,414 as of December 31, 2023. Governmental deposit insurance does not cover time deposits or savings account balances for legal entities (including for-profit and non-profit institutions or companies).

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

In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% “technical reserve” against them: demand deposits, deposits in checking accounts, or obligations payable on sight incurred in the ordinary course of business, and in general all deposits unconditionally payable immediately, but excluding interbank demand deposits. As of December 31, 2021, the Central Bank required us to maintain an additional technical reserve of Ch$4,272,695 million, representing 15.2% of our demand deposits, due to the strong rise in demand deposits since the beginning of the pandemic. As of December 31, 2023, the Bank was not required to maintain this reserve.

Minimum Capital

On October 9, 2020, the FMC published the final regulations on regulatory capital to comply with effective net worth rules in accordance with Basel III and General Banking Law. The new regulation became effective on December 1, 2021 and is being gradually implemented and adjusted to be fully in place by December 1, 2025. Pursuant to the proposed regulation, there are three levels of capital: core capital level 1 or CET1 (core capital), additional tier I capital or AT1 (perpetual bonds and preferred stock) and Tier 2 or T2 capital (subordinated bonds and voluntary provisions). Regulatory capital is composed of the sum of CET1, AT and T2 after making some deductions, mainly for intangible assets, hybrid securities issued by foreign subsidiaries, partial deduction for deferred taxes and some reserve and profit accounts. The minimum total regulatory capital is 8% of risk-weighted assets, which includes credit, market, and operational risk. This minimum increases in line with the size, complexity and solvency of a bank and the FMC’s assessment of a bank’s management.

According to Chilean regulations regulatory core capital must be as a minimum 4.5% of risk weighted assets (RWA) of a Bank. In addition, and to avoid restrictions on dividend payments, a bank must have an additional conservation buffer of 2.5% of RWA. The conservation buffer will be gradually phased in by 2025 and must be comprised of core capital. The Central Bank may set an additional counter cyclical buffer of up to 2.5% of risk-weighted assets in agreement with the FMC, also comprised of core capital. At the Central Bank’s Financial Policy Meeting, held in the first half of 2023, the Board of the Central Bank of Chile agreed to activate the Countercyclical Capital Buffer (CCyB) for banks, setting it at 0.5% of risk-weighted assets, which must be implemented by May 2024.

On November 2, 2020, the FMC published the final guidelines regarding the identification and core capital charge for banks considered Systemically Important Banks (“SIBs”). The FMC, in agreement with the Central Bank, also imposed additional capital requirements for SIBs of between 1-3.5% of risk-weighted assets. This additional capital is being gradually phased in by 25% beginning in December 2021 until December 2025.

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

Tier 2 capital is now set at a minimum of 2% of RWA. Tier 2 includes subordinated bonds and up to the equivalent of 50% of core capital can be considered Tier 2. Additional provision in accordance with the rules of General Banking Law can also be considered Tier 2 in amount up to 1.25% of RWA.

The General Banking Law also incorporates Pillar II capital requirements to ensure adequate risk management. This pillar's objective is to ensure that banks maintain capital levels consistent with their risk profile and business model and encourages the development and use of appropriate processes to monitor and manage their risks. Pillar II also granted the regulators the power to impose greater capital requirements as a result of deficient evaluations of a bank’s internal capital adequacy assessment process (ICAAP), which should consider a bank’s risk profile and a strategy to sustain adequate levels of capital, even under stress scenarios. Pillar II also focuses on risks not considered in Pillar 1 such as reputational risks, concentration risks, liquidity risks and interest rate risks. The FMC, with at least four votes from the Council of the FMC, will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a particular financial institution. On January 17, 2024, the FMC stated that banks that had a level of market risk of the banking book greater than 15% of CET1 would have to meet an additional capital requirement under Pillar II guidelines. This additional capital requirement must be implemented by banks gradually, with 25% of the new Pillar II requirement established by June 30, 2024. Following the FMC latest revision of the Bank’s solvency and management, a 0% Pillar II requirement was set in 2024 for the Bank. The FMC also stated that it is considering changing its Pillar II requirements to include more banks or to have a permanent Pillar II requirement for all banks beginning in 2025.

In 2023, The CMF introduced Pillar III requirements for Chilean banks. The objective of the Pillar 3 standard is to give the public more transparency to better evaluate the capital situation of each entity. To do this, banking institutions must publish an independent document, referring exclusively to this pillar, which must offer readers a source of prudential parameters, updated according to the periodicity indicated, with all the information disclosure requirements indicated by the regulator.

The following table sets forth the regulatory capital demands under the General Banking Law:

Minimum capital requirements: Basel III, previous GBL and new requirements
Capital categories	General Banking Law
(% over risk weighted assets)
(1) Core capital	4.5%
(2) Additional Tier 1 Capital (AT1)	Minimum 1.5% up to 1/3 of core capital
(3) Total Tier 1 Capital (1+2)	6.0%
(4) Tier 2 Capital	Minimum 2.0% with subordinated bonds up to 50% of core capital and additional provisions up to 1.25% of RWAs
(5) Total Regulatory Capital (3+4)	8.0%
(6) Conservation Buffer	2.5% CET1
(7) Total Equity Requirement (5+6)	10.5%
(8) Counter Cyclical Buffer	up to 2.5% CET1. Currently set at 0.5%
(9) SIB Requirement	Between 1 – 3.5% CET1
(10) Pillar 2	Up to 4% CET1 or Tier 2

Risk Weightings

The Basel Committee on Banking Supervision (BCBS) defines credit risk (CR) as the risk that a debtor or bank counterparty does not meet its obligations in accordance with the agreed terms. Credit risk is the most relevant in the Chilean banking industry. The prior mechanism estimated Risk Weighted Assets by Credit Risk (RWCR) using a methodology based on the Basel I standard. The standard method with Basel III standards is more advanced, since it has categories that depend on the type of counterparty and different risk factors. These categories are not based on accounting criteria, but rather on the underlying risk. Thus, all exposures that have mortgage guarantees, for example mortgage loans for housing, have a different treatment from those exposures not guaranteed by a mortgage. Additionally, in the case of mortgage-backed exposures, there are different types of treatment depending on the type of real estate and whether the obligations are paid with income generated by the property itself. The new framework also allows the use of internal methodologies, subject to compliance with minimum requirements. The new standards for weighing credit risk include the possibility of reducing RWCR when considering credit risk mitigators, such as compensation agreements, guarantees and other compensations.

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

The following table sets forth our RWA and regulatory capital as of December 31, 2023 under Basel III as required by the Chilean regulator as of this reporting date.

Risk-weighted assets	December 31, 2023
Ch$ million
Market risk	4,793,740
Operational risk	4,424,739
Credit risk	30,333,749
Total RWA	39,552,228

		Ratio
	December 31, 2023	December 31, 2023
	(Ch$ million)	(% of RWA)
Common Equity Tier 1 (CET1)	4,397,881	11.1%
Additional Tier I	608,721	1.5%
Tier I	5,006,602	12.7%
Tier II	1,972,130	5.0%
Regulatory capital	6,978,732	17.6%

We believe our capital levels are adequate, but we cannot rule out having to raise additional capital in the future to maintain our capital adequacy ratios above the minimum required by the FMC.

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

In addition, the General Banking Law limits the aggregate amount of loans that a bank may grant to its employees to 1.5% of its regulatory capital and provides that no individual employee may receive loans in excess of 10.0% of this 1.5% limit. Notwithstanding these limitations, a bank may grant each of its employees a single residential mortgage loan for personal use during such an employee’s term of employment.

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

Provisions for Country Risk and for Contingent Loan Risk

Under Chilean Bank GAAP, the Bank provisions for country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications established by the FMC and therefore are not in accordance with IFRS. Our provisions for country risk as of December 31, 2023 were not material.

Also under Chilean Bank GAAP, the Bank has established allowances related to the undrawn available credit lines and contingent loans in accordance with the FMC. Under IFRS 9, provisions for contingent loans are calculated based on expected credit loss. The Bank has adjusted the Audited Consolidated Financial Statements accordingly.

These differences do not have a material impact on our financial statements.

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

Foreign Loans and Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain securities of foreign issuers. Chapter 3 Section B.5-3 and Section B.5-4 of the Central Bank’s Financial Norms regulate a bank’s investment in foreign loans and investment in foreign securities. Banks in Chile may invest in debt securities traded in formal secondary markets. Such debt securities must be (1) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (2) bonds issued by foreign companies. If the sum of investment in foreign securities and loans granted outside of Chile surpasses 70.0% of regulatory capital, the amount that exceeds 70.0% is subject to a mandatory loan loss reserve of 100%.

Table 1

Rating Agency	Short Term	Long Term
Moody’s	P2	Baa3
Standard and Poor’s	A3	BBB-
Fitch	F2	BBB-
Dominion Bond Rating (DBRS)	R-2	BBB (low)

In the event that the sum of: (a) loans granted abroad that are not to subsidiaries of Chilean companies, and that have a rating of BB- or less and do not trade on a foreign stock exchange, and (b) the investments in foreign securities which have a rating that is below that indicated in Table 1 above, but is equal to or exceeds the ratings mentioned in the Table 2 below and exceeds 20.0% (and 30.0% for banks with a BIS ratio equal or exceeding 10% of the regulatory capital of such bank), the excess is subject to a mandatory loan loss reserve of 100%.

Table 2

Rating Agency	Short Term	Long Term
Moody’s	P2	Ba3
Standard and Poor’s	A-2	BB-
Fitch	F2	BB-
DBRS	R-2	BB (low)

In addition, banks may invest in foreign securities whose ratings are equal to or exceed those mentioned in Table 3 below for an additional amount equal to 70% of their regulatory capital. This limit constitutes an additional margin and is not subject to the 100% mandatory reserve.

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

Moreover, the sum of all demand deposits with foreign banks, including overnight deposits to related parties, as defined by the Central Bank and the FMC cannot surpass 25.0% of a bank’s regulatory capital. This limit excludes foreign branches of Chilean banks or their subsidiaries but must include amounts deposited by these entities in related parties abroad. Banks may grant commercial loans and foreign trade loans and can buy loans granted by banks abroad. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would be complementary to the bank’s business if such companies were incorporated in Chile.

United States Supervision and Regulation

Financial Regulatory Reform

Santander-Chile is a subsidiary of Santander Spain, a foreign banking organization (“FBO”) with operations in the United States. As a subsidiary of Santander Spain, Santander-Chile is subject to certain U.S. financial regulatory laws and rules. In addition to regulations, the U.S. financial regulatory agencies may issue policy statements, interpretive letters and similar written guidance.

Financial regulatory statutes and rules are continually under review by the U.S. Congress and U.S. financial regulatory agencies. Under the current U.S. administration, banking organizations, including large FBOs, may become subject to increased scrutiny and more extensive legal and regulatory requirements than under the prior presidential and congressional regime. In addition, changes in key personnel at the agencies that regulate such banking organizations, including the federal banking regulators, including due to any changes to the U.S. administration that may result from the 2024 U.S. presidential election, may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously.

Volcker Rule

Owing to its status as a subsidiary of an FBO, Santander-Chile is subject to Section 13 of the U.S. Bank Holding Company Act and its implementing rules (collectively, the “Volcker Rule”). The Volcker Rule prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in “covered funds,” in each case subject to certain exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. The Group has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. The Volcker Rule contains exclusions and certain exemptions for, among others, market-making, hedging, underwriting, trading in U.S. government and agency obligations and certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. Santander Spain’s non-U.S. banking organization subsidiaries, including Santander-Chile, are largely able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions from the Volcker Rule. Those exemptions generally exempt proprietary trading, and sponsoring or investing in covered funds if, among other restrictions, the essential actions take place outside the United States.

Santander Spain will continue to monitor Volcker Rule-related developments and assess their impact on its operations, including those of Santander-Chile, as necessary.

Other U.S. Financial Regulations

Santander Spain is subject to other U.S. financial regulatory regimes that do not directly apply to Santander-Chile based on the current scope of its operations. For example, Santander Spain, as a Category IV FBO, and Santander Holdings USA, Santander Spain’s U.S. intermediate holding company (“IHC”), as a Category IV IHC, are subject to enhanced prudential standards imposed by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) on large banking organizations that exceed certain asset thresholds. Enhanced prudential standards include risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements, capital planning and stress testing requirements, resolution planning requirements, and risk management requirements. Category IV institutions are subject to the least exacting level of enhanced prudential standards.

In addition, Santander Spain is provisionally registered as a non-US swap dealer with the CFTC and is conditionally registered as a non-US security-based swap dealer with the SEC. As such, Santander Spain is subject to certain clearing, exchange trading, uncleared swap margin, business conduct, reporting and other requirements.

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

The following activities are disclosed in response to Section 13(r) with respect to the Group and its affiliates. During the period covered by this report:

a)	Santander UK holds seven blocked accounts for five customers that are currently designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions programme. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2023 were negligible relative to the overall profits of Banco Santander S.A.

b)	Santander Consumer Finance, S.A. holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions programme. The accounts have been blocked since 2008. No revenues or profits were generated by the Belgian branch on these accounts in the year ended December 31, 2023.

c)	Banco Santander (Brasil) S.A. (Santander Brasil) holds three blocked accounts for three customers with domicile in Brazil designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander Brasil on these accounts in the year ended December 31, 2023 were negligible relative to the overall profits of Banco Santander S.A.

d)	The Group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions programme (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2023 which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

C.	Organizational Structure

Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A. which are controlled subsidiaries. Santander Spain control over 67.18% of our shares and actual participation when excluding non-controlling interests participating in Santander Chile Holding S.A. of 67.13%.

Shareholder	Number of Shares	Percentage
Santander Chile Holding S.A.	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	31.72

The chart below sets forth the names and areas of responsibility of our senior managers as of the date of the filing of this annual report:

D.	Property, plants and equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, 20th floor, Santiago, Chile. As of December 31, 2023, we owned the locations at which 28.7% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main Properties as of December 31, 2023	Number
Central Offices
Owned	4
Rented	5
Total	9

Branches
Owned	71
Rented	176
Total	247

Other property(1)
Owned	18
Rented	27
Total	45

(1)	Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Accounting Standards Applied in 2023

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its consolidated financial statements in accordance with IFRS as issued by the IASB in order to comply with requirements of the SEC. As required by the General Banking Law, which subjects Chilean banks to the regulatory supervision of the FMC, and which mandates that Chilean banks abide by the accounting standards stipulated by the FMC, our locally filed consolidated financial statements have been prepared in accordance with Chilean Bank GAAP as issued by the FMC. The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, as described in “Item 4. Information on the Company—Differences between IFRS and Chilean Bank GAAP.” Therefore, our locally filed consolidated financial statements have been adjusted according to IFRS as issued by the IASB.

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

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2020, the Chilean economy suffered due to the COVID-19 pandemic with extensive lockdowns in place, which led to an economic contraction of 6.1% in 2020. During 2021, the Chilean economy started to recover as the extensive lockdowns where lifted and consumption was strongly boosted by the pension fund withdrawals and other support measures given by the government. In 2021, GDP grew 11.7%, but the measures implemented by the government to increase liquidity for households during the COVID-19 pandemic led to an increase in inflation, with inflation reaching 7.2% in 2021 and 12.8% in 2022, based on the Chilean consumer price index. As a result, the Central Bank increased the MPR multiple times, from a historically low level of 0.5% in 2020 to a historically high level of 11.25% in October 2022. In 2023, inflation began to subside and decreased to 3.9% by the end of the year, based on the Chilean consumer price index. As a result, the Central Bank began easing monetary policy and reduced the MPR to 8.25% as of December 31, 2023.

In 2022 GDP grew 2.4% and is expected to have decreased by 0.2% in 2023 mainly due to the high interest rate environment in place both in Chile and globally. The current Central Bank forecast is that GDP will expand between 1.25%-2.25% in 2024. Due to the low growth rate of the economy, the unemployment rate for 2023 was 8.7% as of November 2023, the latest figure available, up from 7.9% as of December 31, 2022.

The exchange rate depreciated by 19.9% in 2021, appreciated by 0.5% in 2022 and depreciated by 2.9% in 2023. The depreciation of the Chilean peso in 2023 was mainly due to the rising U.S. yield curve.

Total loans as of December 31, 2023, in the Chilean financial system, excluding loans held abroad by Chilean banks, grew 3.2% year-over-year. Total customer deposits (defined as time deposits plus checking accounts), excluding amounts held by Chilean banks abroad, increased 1.6% year-over-year as of December 31, 2023. The non-performing loans (defined as loans with an installment that is at least 90 days past-due) to total loans ratio increased from 1.7% as of December 31, 2022 to 2.1% as of December 31, 2023 as the high interest environment and higher unemployment caused a deterioration of asset quality.

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$36,789.36 as of December 31, 2023, Ch$35,110.98 as of December 31, 2022, Ch$30,991.74, and as of December 31, 2021. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition, and results of operations. Negative inflation rates also negatively impact on our results. Inflation measured as the annual variation of the UF was 4.8% in 2023, 13.3% in 2022, and 6.6% in 2021. There can be no assurance that Chilean inflation will not change significantly from the current level. Due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are significantly less features in deposits and other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

●	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest-bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest-bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest-earning assets exceed our average UF-denominated interest-bearing liabilities.

●	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. This gap's size is limited by internal and regulatory guidelines to avoid excessive potential losses due to strong shifts in interest rates or inflation. To keep this duration gap below internal and regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. The loss from the swaps taken to hedge mainly for inflation and interest rate risk, and included in net interest income, totaled a loss of Ch$1,147,193 million in 2023, a loss of Ch$1,755,795 million in 2022, and a loss of Ch$429,759 million in 2021. These larger losses in 2023 and 2022 were mainly due to higher short-term interest rates which negatively affected fixed rate liabilities swapped to short-term rates. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$6,875,280 million in 2023, Ch$7,849,843 million in 2022 and Ch$6,252,221 million in 2021. Therefore, our sensitivity to a 100-basis point shift in UF inflation considering our average gap in 2023 would be approximately Ch$69 billion.

The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was as follows:

	As of December 31,			% Change
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Ch$)
Impact of inflation on net interest income
Results from UF GAP(1)	321,698	1,015,855	410,249	(68.3)%	147.6%
Annual UF inflation	4.8%	13.3%	6.6%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

The lower result in 2023 compared to 2022 was mainly due to lower inflation in UFs.

●	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest-bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 29.0%, 32.0% and 38.9%, for the years ended December 31, 2023, 2022 and 2021, respectively.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in the short-term interest rates set by the Central Bank and movements in the long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Our Financial Management Division usually seeks to maintain liabilities with an average duration that is shorter than that of our assets, including through the use of derivatives, in order to hedge against sudden or rapid falls in the inflation rate, which in general triggers a reduction in short-term rates. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. An increase in long-term rates has a positive effect on our net interest margin, because our interest-earning assets generally have longer terms than our interest-bearing liabilities. A flattening of the yield curve (i.e. long-term rates falling quicker than short-term rates) negatively affects our margins by lowering loan yields at a greater pace than deposits costs. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The exchange rate depreciated 2.9% in 2023, appreciated 0.6% in 2022 and depreciated 19.9% in 2021. A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In either case, any differences are usually hedged using forwards and cross-currency swaps. Including derivatives, the Bank seeks to run no foreign currency risk in its non-trading balance sheet. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) and derivatives accounted under hedge accounting standards are included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk.

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

	2023	2022
CONSOLIDATED RATIOS
(IFRS)
Profitability and performance:
Net interest margin(1)	2.0%	3.1%
Return on average total assets(2)	0.9%	1.2%
Return on average equity(3)	12.3%	22.5%

Capital:
Average shareholders’ equity as a percentage of average total assets(4)	6.8%	5.14%
Total liabilities as a multiple of equity(5)	12.3	12.8
Credit Quality:
Non-performing loans as a percentage of total loans(6)	2.26%	1.85%
Allowance for loan losses as percentage of total loans(7)	2.8%	3.0%
Operating Ratios:
Operating expenses /operating revenue(8)	47.3%	43.3%
Operating expenses /average total assets	1.3%	1.4%

OTHER DATA
CPI Inflation Rate(12)	3.9%	12.8%
Revaluation (devaluation) rate (Ch$/U.S.$) at year end(9)	(2.9)%	0.5%
Number of employees at period end	9,229	9,389
Number of branches and offices at period end	247	286

(1)	Net interest income divided by average interest earning assets (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).

(2)	Net income for the year divided by average total assets (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).

(3)	Net income for the year attributable to shareholders divided by average equity (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).

(4)	This ratio is calculated using total average shareholders’ equity (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).

(5)	Liabilities and equity divided by equity including non-controlling interest.

(6)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due. Total loans in 2023 and 2022 correspond to loans at amortized cost.

(7)	Allowance for loan losses as of December 31, 2023 and 2022 corresponds to allowances for loans at amortized cost according to IFRS 9.

(8)	The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange gain, net and other operating income.

(9)	Based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period.

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

Results of Operations for the Years Ended December 31, 2023 and 2022

In this section, we discuss the results of our operations for the year ended December 31, 2023 compared to the year ended December 31, 2022. For a discussion of the results of our operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, please refer to “Item 5. – A. Operating Results – Results of Operations for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021” in our Annual Report on Form 20-F for the year ended December 31, 2022.

The following discussion is based on and should be read together with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the years ended December 31, 2023 and 2022.

Consolidated Income Statement Data IFRS

	2023	2023	2022	% Change 2023/2022
	(U.S.$ thousands)(1)	(Ch$ million)

Interest income and inflation	5,036,298	4,403,991	4,086,656	7.8%
Interest expense and inflation	(3,786,314)	(3,310,942)	(2,516,544)	31.6%
Net interest income	1,249,984	1,093,049	1,570,112	(30.4)%
Fees and commission income	970,339	848,513	729,063	16.4%
Fees and commission expense	(395,532)	(345,873)	(321,794)	7.5%
Total net fees and commission income	574,807	502,640	407,269	23.4%
Net income/(expense) from financial assets and liabilities for trading	104,936	91,761	78,191	17.4%
Net income from derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	(138,297)	(120,934)	(1,628)	7328.4%
Net income from exchange, adjustment and hedge accounting of foreign exchange	379,242	331,628	140,615	135.8%
Net income from financial operations	345,881	302,455	217,178	39.3%
Income from investments in associates and other companies	10,021	8,763	10,310	(15.0)%
Net income from non-current assets and groups available for sale not admissible as discontinued operations	15,043	13,154	8,518	54.4%
Other operating income	4,354	3,807	5,539	(31.3)%
Total operating income	2,200,090	1,923,868	2,218,926	(13.3)%
Personnel salaries and expenses	(471,468)	(412,275)	(414,808)	(0.6)%
Administrative expenses	(366,071)	(320,111)	(310,219)	3.2%
Depreciation and amortization	(164,403)	(143,762)	(129,993)	10.6%
Impairment of property, plant and equipment	(2,187)	(1,912)	—	—%
Other operating expenses	(36,180)	(31,638)	(106,306)	(70.2)%
Total operating expenses	(1,040,309)	(909,698)	(961,326)	(5.4)%
Net operating income before credit losses	1,159,781	1,014,170	1,257,600	(19.4)%
Provisions for loan losses for interbank loans and account receivable from customers	(518,564)	(453,458)	(441,396)	2.7%
Provisions for loan losses for contingent loans and others	27,861	24,363	(5,189)	(569.5)%
Recovery of loans previously charged-off	122,442	107,069	90,577	18.2%
Provision for loan losses for other financial assets at amortized cost and financial assets at fair value through OCI	(868)	(759)	(486)	56.2%
Provision for loan losses	(369,129)	(322,785)	(356,494)	(9.5)%
Net operating income before income tax	790,651	691,385	901,106	(23.3)%
Income tax expense	(111,554)	(97,548)	(93,624)	4.2%
Result of discontinued operations	—	—	—	—%
Net income for the year	679,097	593,837	807,482	(26.5)%
Net income for the year attributable to:
Shareholders of the Bank	662,619	579,427	792,276	(26.9)%
Non-controlling interests	16,479	14,410	15,206	(5.2)%

(1)	Amounts stated in U.S. dollars at and for the year ended December 31, 2023 have been translated from Chilean pesos at the exchange rate of Ch$874.45= U.S.$1.00 as of December 31, 2023.

Results of Operations for the Years Ended December 31, 2023 and 2022

Net income for the year attributable to shareholders of the Bank decreased 26.9% in 2023 compared to 2022 and totaled Ch$579,427 million. Our return on annualized average equity was 12.3% in 2023 compared to 22.5% in 2022.

In 2023, net operating income before credit losses was Ch$1,014,170 million, a decrease of 19.4% compared to 2022.

Our net interest income decreased 30.4% in 2023 compared to 2022. Net interest income from our reporting segments totaled Ch$2,088,651 million in 2023 and increased 25.6% compared to 2022. This rise was mainly due to the effect of a better spread on our products and loan growth, partially offset by a more expensive funding mix.

The increase in net interest income from our reporting segments was fully offset by a decrease in “other” net income which totaled a loss of Ch$995,602 million in 2023. The decline in other net interest income was mainly due to: (i) the lower results from the UF GAP and (ii) the negative results from fair value hedges of interest rate risk on liabilities (micro hedges), consisting mainly of interest rate swaps that shortened the duration of our liabilities, mainly Central Bank borrowings. Overall, our net interest margin decreased from 3.1% in 2022 to 2.0% in 2023.

Net fees and commission income increased 23.4% to Ch$502,640 million in 2023 compared to the same period in 2022. Fee growth in 2023 was driven by client growth and cross-selling indicators driven by greater availability and usage of our digital platforms. This resulted in significant increases in fees from card services, insurance brokerage fees, fees from brokerage of mutual funds and fees from management of accounts. Good business trends in the CIB segment also drove fee growth, despite slower economic activity in 2023. This was reflected in the increase in fees from collections and payments and financial advisory fees. Our subsidiary, Getnet, which provides acquiring services through POS terminals, experienced positive business trends with an increase in clients despite lower economic growth.

Total net income from financial operations reached Ch$302,455 million and increased 39.3% in 2023 compared to 2022. Income from client treasury services totaled Ch$246,087 million, an increase of 12.7% compared to 2022. This higher result was driven by higher demand for hedging from our Corporate and Middle-market clients as a result of the rise in long-term interest rates and the volatility of the exchange rate. The results from non-client treasury income totaled a gain of Ch$56,368 million in 2023 compared to a loss of Ch$1,221 million in 2022. During 2023, as long-term interest rates continued to rise, the Bank carried out various liability management exercises including the unwinding of rate and currency hedges and the repurchase of its bonds.

Operating expenses in the year ended December 31, 2023 decreased 5.4% compared to the corresponding period in 2022. The efficiency ratio was 47.3% in 2023 and 43.3% in 2022. Personnel salaries and expenses in the year ended December 31, 2023 decreased 0.6% compared to the corresponding period in 2022, mainly due to lower performance bonuses and a 1.7% fall in headcount. Administrative expenses increased 3.2% in the year ended December 31, 2023 compared to the corresponding period in 20213 mainly due to the higher inflation rate and volatility of the Chilean peso, which resulted in the rise of various administrative expenses linked to inflation or the exchange rate. This was partially offset by savings from the ongoing reduction and digitalization of our branch network. Depreciation and amortization expense increased 10.6% in 2023 compared to 2022. This increase was mainly due to a higher amortization of intangible assets, mainly internally created software as part of our digital strategy to improve productivity. Other operating expenses fell 70.2% in 2023 compared to 2022 and totaled Ch$31,638. The decrease responds to lower expenses for insurance premiums for operational risk events as the Bank has implemented different measures to reduce cyber-fraud.

For the year ended December 31, 2023, provisions for expected credit loss totaled Ch$322,785 million and decreased 9.5% compared to 2022. This fall was mainly due to a decrease of expected losses in commercial and contingent loans. In 2022, the expected loan loss in these products increased, especially in the construction sector, as interest rates rose sharply. In 2023, as rates began to fall, these sectors saw gradual improvements. Provisions for contingent loans totaled a reversal of Ch$24,363 million for the year ended December 31, 2023 as an update was performed on the forward-looking parameters of contingent credit card loans, resulting in a release of provisions over these contingent loans. These trends were mainly offset by the continued rise in risk levels in consumer and mortgage loans as unemployment levels continued to rise in 2023. Moreover, there was an increase in risk in the agriculture sector as strong rains affected production in some regions of Chile.

Total income tax expense by the Bank in 2023 was Ch$97,548 million, an increase of 4.2% compared to 2022. Net income before tax decreased 23.3%. The Bank paid an effective tax rate of 14.1% in 2023 compared to 10.4% in 2022. The statutory corporate tax rate in Chile in 2023 was 27%. The Bank usually pays a lower effective tax rate than the statutory rate since in our Chilean tax books we must re-measure capital each year for the variation in CPI inflation and this produces a tax loss. As the inflation rate was lower in 2023 compared to 2022, the adjustment of capital for CPI resulted in a lower loss in our tax books which increased the effective income tax rate.

Net Interest Income

	Year ended December 31,		% Change
	2023	2022	2023/2022
	(in millions of Ch$, except percentages)
Retail banking	1,381,014	1,129,553	22.3%
Middle-market	459,256	389,297	18.0%
Corporate Investment banking	248,381	143,575	73.0%
Total reporting segments	2,088,651	1,662,425	25.6%
Other(1)	(995,602)	(92,313)	978.5%
Net interest income	1,093,049	1,570,112	(30.4)%
Average interest-earning assets	54,592,187	51,083,192	6.9%
Average non-interest-bearing demand deposits	11,099,866	12,844,814	(13.6)%
Net interest margin(2)	2.00%	3.13%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	28.98%	32.04%

(1)	Consists mainly of net interest income from the Financial Management Division, including the result of the Bank’s inflation gap as well as the net impact of derivatives used to hedge our exposure to inflation or shifts on interest rates and the cost of funding our financial assets held for trading. Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds. This segment also includes intra-segment income and activities not assigned to a given segment or product line.

(2)	Net interest margin is net interest income divided by average interest-earning assets.

For the year ended December 31, 2023, our net interest income totaled Ch$1,093,049 million and decreased 30.4% compared to 2022. Average interest earning assets increased 6.9% in the same period. During 2023, the loan portfolio grew 5.4%, driven by an 8.5% increase in mortgage loans, a 6.0% increase in consumer loans and a 2.2% increase in commercial loans when compared to the year ended December 31, 2022. The average nominal interest rate earned on interest earning assets increased from 8.0% in 2022 to 8.1% in 2023. This was mainly due to higher yields earned over interest earning assets denominated in Ch$, which benefitted from the repricing of loans at higher rates. Most interest-earning assets have a maturity greater than our interest-bearing liabilities and, therefore, take longer to incorporate rate hikes. Therefore, the strong rate hikes seen in 2022 were reflected in nominal asset yields in 2023. On the other hand, the lower UF inflation rate in 2023 compared to 2022 resulted in a lower yield over UF denominated interest earning assets from 10.2% in 2022 to 7.8% in 2023. The higher U.S.$ interest rate environment also drove the yields on U.S.$ denominated interest earning assets upwards.

Average nominal interest rate earned on interest earning assets	2023	2022
Ch$	9.7%	8.1%
UF	7.8%	10.2%
Foreign currencies	4.4%	1.7%
Total	8.1%	8.0%

The higher yield earned over interest-earning assets was more than offset by the higher yield paid over interest-bearing liabilities. The average rate paid on our interest-bearing liabilities increased from 7.3% in 2022 to 8.6% in 2023 despite the fall in yields paid over UF denominated liabilities. The average yield paid on interest bearing liabilities continued to rise in 2023 since: (i) the yield curve remained inverted negatively affecting the cost of liabilities. This also includes the results from fair value hedges of interest rate risk on liabilities (micro hedges), mainly interest rate swaps that shortened the duration of our liabilities, mainly Central Bank borrowings and; (ii) the funding mix became more expensive as the ratio of average equity and non-interest bearing demand deposits to total average interest earning assets fell from 32% in 2022 to 29.0% in 2023.

Average nominal interest rate paid on interest bearing liabilities	2023	2022
Ch$	12.7%	8.8%
UF	8.7%	17.4%
Foreign currencies	0.6%	0.2%
Total	8.6%	7.3%

In summary, the inverted yield curve, lower inflation and a more expensive funding mix reduced our net interest margin in 2023 to 2.0% from 3.1% in 2022.

Net interest income from our reporting segments in 2023 totaled Ch$2,088,651 million and increased 25.6% compared to 2022. This rise was mainly due to the effect of a better spread on our products, partially offset by a more expensive funding mix.

●	Net interest income from Retail banking increased 22.1% in 2023 compared to 2022. Total loans in the retail segment increased 7.3% with an 8.5% rise in mortgage loans and a 6.0% increase in consumer lending. At the same time, the higher loan spreads drove net interest income in this segment. The average yield earned over consumer loans in 2023 reached 15.1% compared to 12.8% in 2022.

●	Net interest income from the Middle-market segment increased 18.0% in 2023 mainly due to higher yield earned over loans denominated in Ch$ and U.S.$ due to the higher interest rate environment. Loans in this segment increased 1.5% in 2023 compared to 2022.

●	Net interest income from the Corporate Investment Banking segment increased 73.0% in 2023 compared to 2022 mainly due to higher yields earned over loans denominated in Ch$ and U.S.$ due to the higher interest rate environment. Loans in this segment increased 3.3% year-over-year.

The increase in net interest income from our reporting segments was fully offset by a decrease in “other” net income which totaled a loss of Ch$995,602 million in 2023. Other net interest income consists mainly of net interest income from the Bank’s ALCO, which includes the net interest income from the Bank’s debt instruments recorded at fair value through other comprehensive income, deposits in the Central Bank, and the financial cost of supporting our cash position and financial investments held for trading (the interest income from which is recognized as net income from financial operations and not interest income). The result of the Bank’s inflation gap is also included in this line as well as the net impact of derivatives used to hedge our inflation gap or views on interest rates. The decline in other net interest income was mainly due to: (i) the lower results from the UF GAP and (ii) the negative results from fair value hedges of interest rate risk on liabilities (micro hedges), mainly interest rate swaps that shortened the duration of our liabilities, mainly Central Bank borrowings. Even though the short-term rates declined in the second half of 2023, on average they were higher than in 2022, resulting in a higher rate paid over Central Bank borrowings including the micro hedge.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment at the dates indicated.

	At December 31,		% Change
	2023	2022	2023/2022
	(in millions of Ch)
Retail banking	29,066,792	27,081,897	7.3%
Middle-market	8,774,343	8,641,652	1.5%
Corporate Investment banking	3,077,491	2,978,420	3.3%
Other(1)	(106,740)	27,432	—%
Total loans	40,811,886	38,729,401	5.4%

(1)	Includes interbank loans.

The following table shows interest income of financial assets by valuation as of December 31, 2023 and 2022. The 15.6% decrease is mainly due to the lower variation of the UF, which had a negative impact on commercial and mortgage loans denominated in this unit.

	At December 31,		% Change
	2023	2022	2023/2022
	(in millions of Ch)
Financial assets measured at amortized cost(1)	4,039,618	4,988,277	(19.0)%
Financial assets measured al FVOCI(2)	436,193	316,478	37.8%
Interest income not including income from hedge accounting	4,475,811	5,304,755	(15.6)%

(1)	Financial assets measured at amortized cost include loans measured at amortized cost as described above and investments under resale agreements. The effective interest method is used in the calculation of the amortized cost of the financial asset and in the allocation and recognition of the interest revenue over the relevant period.

(2)	Financial assets measured at fair value through other comprehensive income include the interest income from debt instruments. These mainly consisted of securities and bonds of the Central Bank that contain contractual terms that give rise on specific dates to cash flows that are solely payments of principal and interest (SPPI), and are measured at FVOCI.

Fee and Commission Income

Net fees and commission income increased 23.4% to Ch$502,640 million in the twelve-month period ended December 31, 2023 compared to the same period in 2022. Fee growth in 2023 continued to be driven by client growth and cross-selling indicators driven by greater availability and usage of our digital platforms and positive Net Promoter Score indicators. Good business trends in the CIB segment also drove fee growth, despite slower economic activity in 2023.

	Year ended December 31,		% Change
	2023	2022	2023/2022
Total clients(1)	4,052,314	3,910,094	3.6%
Active clients(2)	2,398,741	2,195,847	9.2%
Loyal clients(3)	850,905	855,156	(0.5)%
Digital clients(4)	2,113,128	1,981,540	6.6%

(1)	Number of clients registered for at least one product.

(2)	Number of clients that have used at least one product at least one time in the past month.

(3)	Clients with four or more products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME and Middle-market cross-selling is differentiated by client size using a point system that depends on the number of products, usage of products and income net of risk.

(4)	Number of clients that used at least one digital channel with password during the last month.

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2023 and 2022.

	Year ended December 31,		% Change
	2023	2022	2023/2022
	(in millions of Ch$)
Card services (credit, debit and ATM cards)(1)	131,418	104,929	25.2%
Insurance brokerage	61,511	52,568	17.0%
Collections and payments	60,912	54,060	12.7%
Brokerage of mutual funds	60,823	56,543	7.6%
Management of accounts (checking and debit)	59,538	52,226	14.0%
Getnet (acquirer)	49,039	27,060	81.2%
Guarantees and Letters of credit	34,462	35,935	(4.1)%
Office banking	18,636	19,389	(3.9)%
Prepayments	14,152	11,348	24.7%
Financial advice	15,422	9,362	64.7%
Others	(3,273)	(16,151)	(79.7)%
Total fees and commission income, net	502,640	407,269	23.4%

(1)	Excludes Getnet, our acquiring business, which was launched in February 2021.

Fees from card services increased 25.2% in 2023 due to the growth of our Santander Life debit and credit cards as well as increased use by all our card-using customers. The Bank also increased the number of ATMs during the year by 27.7%, from 1,647 as of December 31, 2022 to 2,103 machines as of December 31, 2023, resulting in higher fees from clients from other banks and financial institutions using our machines. These increases were offset by an decrease in the Bank’s maximum interchange rates to 1.48% for credit cards, 0.6% for debit cards and 1.04% for prepaid cards. As a result of this regulation, card fees were reduced by Ch$17 billion in 2022 and Ch$4.5 billion in 2023. We expect that this reduction will have a significant impact on our revenue from card fees, which we expect will decrease by approximately Ch$25 billion in 2024 and approximately Ch$47 billion in 2025.

Insurance brokerage fees increased 17.0% due to an increase in the sale of car and life insurance, primarily due to advances in our digital platforms that enable clients to search for and purchase these products online more easily.

Fees from collections and payments increased 12.7% in 2023 compared to 2022 due to higher collection of loan fees and loan-related insurance premiums.

Fees from the brokerage of mutual funds increased 7.6% in 2023 compared to 2022 driven by a rise in sales of funds to our clients driven by positive returns in both the equity and short-term fixed income funds.

Fees from management of accounts increased 14.0% in 2023 compared to 2022 driven by continued strong account opening growth. This was driven by our client friendly digital platforms such as Santander Life, which in 2023 included an additional feature that allowed clients to easily open a U.S.$ denominated checking accounts online.

Fees from Getnet increased 81.2% in 2023 compared to 2022 driven by strong growth in the number of SME customers of Getnet and greater usage of cards for payments in general in Chile.

Fees from guarantees and letters of credit decreased 4.1% in 2023 compared to 2022. This line corresponds to international and foreign trade financing business with clients. The decrease was mainly due to the slowdown of economic activity in 2023.

Fees from office banking decreased 3.9% in 2023 compared to 2022 mainly due to lower economic growth in 2023.

Fees from the prepayment of loans increased 24.7% mainly due to higher prepayments of consumer loans, as rates remained high in the year.

Fees from financial advice grew 64.7% in 2023. Despite lower economic growth, our CIB segment experienced a rise in large advisory deals during the year.

The 79.7% decrease in the loss from other fee income in 2023 compared to 2022 was mainly due to higher fees for various services in the CIB segment. Other fees also include the fees paid to our support company Santander Gestión de Recaudación y Cobranzas, Ltda.

The following table sets forth, for the periods indicated our fee income broken down by segment for the periods indicated:

	Year ended December 31,		% Change
	2023	2022	2023/2022
	(in millions of Ch$)
Retail banking	376,643	312,706	20.4%
Middle-market	64,964	62,644	3.7%
Corporate Investment banking	50,457	37,300	35.3%
Other	10,576	(5,381)	—%
Total fees and commission income, net	502,640	407,269	23.4%

Fees from Retail banking increased 20.4% in 2023 compared to 2022 mainly driven by higher fees from card services, management of accounts (mainly Santander Life), mutual fund brokerage, and Getnet, our acquiring business geared toward SME clients. The greater availability and usage of our digital platforms and positive Net Promoter Score indicators drove strong product growth in this segment, despite slower economic activity.

The 3.7% increase in fees from the Middle-market segment in 2023 compared to 2022 was mainly due to greater customer activity in payments and collection services. However, lower economic growth reduced demand for other products such as Guarantees and Letters of credit and usage of our Office banking digital platform.

Fees from the Corporate Investment banking segment increased 35.3% in 2023 compared to 2022, mainly due to higher fees from investment banking and financial advisory services.

Fees in Other totaled a gain of Ch$10,576 million compared to a loss of Ch$5,381 million in 2022. This was mainly due to the reversal of fee commissions contractually set aside as part of our agreement with our main insurance underwriter, Zurich Chile, as commercial results exceeded expectations during 2023.

Net Income from Financial Operations

The following table sets forth information regarding our income (loss) from financial transactions for the years ended December 31, 2023 and 2022.

	Year ended December 31,		% Change
	2023	2022	2023/2022
	(in millions of Ch$)
Net income/(expense) from financial assets and liabilities for trading	91,761	78,191	17.4%
Net income from derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	(120,934)	(1,628)	7328.4%
Net income from exchange, adjustment and hedge accounting of foreign exchange	331,628	140,615	135.8%
Net income from financial operations	302,455	217,178	39.3%

Net income from financial operations totaled Ch$302,455 million in the year ended December 31, 2023, an increase of 39.3% compared to the same period in 2022. These results include the results of our Treasury Division’s trading business and financial transactions with customers, and the results of our Financial Management Division. Internal Bank policy does not allow significant foreign currency mismatches and requires that the results included in Net income from financial operations includes not only the market-to-market of our foreign currency spot position, but also the results of the derivatives used to hedge currency risk. The mark-to-market of our spot position and the derivatives used to hedge foreign currency risk are classified as trading and are included in the line item: Net income from exchange, adjustment and hedge accounting of foreign exchange. For more details regarding our management and exposure to foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management—Market risk – local and foreign financial management.”

Net income from financial assets and liabilities for trading totaled a gain of Ch$91,761 million in the year ended December 31, 2023 and increased 17.4% compared to a gain of Ch$78,191 million in 2022. This increase was mainly due to greater client demand for treasury products given the high market volatility and the increases in the monetary policy rate.

Net income from derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income totaled a loss of Ch$120,934 million in the year ended December 31, 2023 compared to a loss of Ch$1,628 million in the same period in 2022. The increase in long-term interest rates in 2023 resulted in higher losses from the derecognition of financial assets at fair value through other comprehensive income.

Net income from exchange, adjustment and hedge accounting of foreign exchange totaled Ch$331,628 million in the year ended December 31, 2023, an increase of 135.8% compared to the gain obtained in 2022. The higher long-term rates and depreciation of the peso explain this higher result. The Bank uses cross-currency swaps to hedge the risk of the variability of cash flows attributable to changes in the interest rate of bonds and interbank loans issued at floating rates and to hedge foreign currency fluctuations, mainly in U.S. dollars.

In order to more easily compare the results from net income from financial operations, we present the following table that separates the results by lines of business for 2023 and 2022.

	Year ended December 31,		% Change
	2023	2022	2023/2022
	(in millions of Ch$)
Client treasury products	181,621	160,650	13.1%
Market-making with clients	64,466	57,749	11.6%
Client treasury services	246,087	218,399	12.7%
Sale of loans and charged-off loans	(767)	(485)	58.1%
CVA adjustments	(5,994)	(9,464)	(36.7)%
Financial Management Division and others(1)	63,129	8,728	623.3%
Non-client treasury income (loss)	56,368	(1,221)	—%
Total financial transactions, net	302,455	217,178	39.3%

(1)	The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Income from client treasury services totaled Ch$246,087 million, an increase of 12.7% compared to 2022. The results from client treasury products and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2023, the results from client treasury products increased 13.1%. This higher result was driven by higher demand for hedging from our Corporate and Middle-market clients as a result of the rise in long-term interest rates and the volatility of the exchange rate. The results from market-making with client services increasing 11.6% in 2023 was mainly due to the increase in long-term rates which created market volatility driving an increase in business volumes of our corporate clients. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income totaled a gain of Ch$56,368 million in 2023 compared to a loss of Ch$1,221 million in 2022. These results include the income from sale of loans, including charged-off loans, CVA adjustments and the results from our Financial Management Division. The results of the Bank’s Financial Management Division totaled a gain of Ch$63,129 million compared to a loss of Ch$45,323 million in 2021. During 2023, as long-term interest rates continued to rise, the Bank carried out various liability management exercises including the unwinding of rate and currency hedges and the repurchase of its bonds, which resulted in higher revenues in 2023 in this division.

The results from the sale of loans totaled a loss of Ch$767 million in 2023 compared to a loss of Ch$485 million in 2022, which represent an increase of 58.1%. The results from CVA adjustment improved from a loss of Ch$9,464 million in 2022 to a loss of Ch$5,994 million in 2023. This was mainly due to a loss from CVA adjustments of our derivative portfolio, which is included in this line item, since the CVA generated by derivatives taken for hedging and on behalf of clients is not part of client income or part of Financial Management’s profit and loss. During 2023, the CVA adjustment loss decreased since in 2022 this loss was negatively affected by higher counterparty risk triggered by the war in Ukraine.

Other Operating Income

	Year ended December 31,		% Change
	2023	2022	2023/2022
	(in millions of Ch$)
Income from investments in associates and other companies	8,763	10,310	(15.0)%
Net income from non-current assets and non-continued operations	13,154	8,518	54.4%
Other operating income:
Pension plan interest	539	963	(44.0)%
Compensation from insurance companies due to damages(1)	45	141	(68.1)%
Rental income	457	488	(6.4)%
Income from recovery tax and expenses	661	548	20.6%
Income from business alliance	1,218	1,180	3.2%
Other	887	2,219	(60.0)%
Subtotal	3,807	5,539	(31.3)%
Total	25,724	24,367	5.6%

(1)	Mainly related to recoveries from fraud claims.

Total other operating income increased by 5.6% in 2023 compared to 2022 and totaled a gain of Ch$25,724 million. This was mainly due to the 54.4% increase in 2023 of the results from non-current assets and non-continued operations, which was mainly due to higher income from assets received in lieu of payments. This was partially offset by lower income from investments in associates and other companies, which totaled a gain of Ch$8,763 million in 2023 and decreased 15.0%. in comparison with 2022 This, in turn was mainly due to lower income from Transbank and Redbanc, which is correlated with the slowdown of economic growth and consumption in 2023.

Operating Expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2023 and 2022.

	Year ended December 31,		% Change
	2023	2022	2023/2022
	(in millions of Ch$)
Personnel salaries and expenses	(412,275)	(414,808)	(0.6)%
Administrative expenses	(320,111)	(310,219)	3.2%
Depreciation and amortization	(143,762)	(129,993)	10.6%
Impairment of property, plant and equipment	(1,912)	—	—%
Other operating expenses	(31,638)	(106,306)	(70.2)%
Total operating expenses	(909,698)	(961,326)	(5.4)%
Efficiency ratio(1)	47.3%	43.3%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, net income from financial operations, and other operating income.

Operating expenses in the year ended December 31, 2023 decreased 5.4% compared to the corresponding period in 2022. The efficiency ratio was 47.3% in 2023 and 43.3% in 2022.

Personnel salaries and expenses in the year ended December 31, 2023 decreased 0.6% compared to the corresponding period in 2022, mainly due to lower performance bonuses and a 1.7% fall in headcount.

Administrative expenses increased 3.2% in the year ended December 31, 2023 compared to the corresponding period in 2022 mainly due to the higher inflation rate and volatility of the Chilean peso, which resulted in the rise of administrative expenses, as items such as rent and outsourced service contracts, such as the security transport vehicles, are indexed to inflation. The growth of the Bank’s checking accounts, client base and ATM network also increased data processing costs in 2023. This rise was partially offset by reductions in the Bank’s branch network. As of December 31, 2023, the Bank had a total of 247 branches, 91 of which were in the WorkCafé format. The table below provides a breakdown of the Bank’s branch network during the periods indicated.

	Year ended December 31,		% Change
	2023	2022	2023/2022
	(in millions of Ch$)
Traditional branches	136	182	(25.3)%
Workcafes	91	74	23.0%
Select	4	6	(33.3)%
Middle-market & other payment centers	16	24	(33.3)%
Total branches	247	286	(13.6)%
Total ATMs (including depositary ATMs)	2,103	1,647	27.7%

Depreciation and amortization expense increased 10.6% in 2023 compared to 2022. This increase was mainly due to a higher amortization of intangible assets, mainly internally created software as part of our digital strategy to improve productivity.

In 2023, the Bank also recognized an impairment of Ch$1,912 million due to the impairment of technological development for Superdigital, a digital product which is being discontinued.

Other operating expenses fell 70.2% in 2023 compared to 2022 and totaled Ch$31,638. The decrease responds to lower expenses for insurance premiums for operational risk events as the Bank has implemented different measures to reduce cyberfraud, such as general improvements in security of digital channels, longer and more complex web access codes, physical cards without visible numbers, dynamic CVV, among others. See “Note 29—Other Operating Income and Expenses” to our Audited Consolidated Financial Statements for more detail on Other operating expenses.

The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment. These amounts exclude impairment and other operating expenses.

	Year ended December 31,		% Change
	2023	2022	2023/2022
	(in millions of Ch$)
Retail banking	(661,901)	(635,991)	4.1%
Middle-market	(106,851)	(105,160)	1.6%
Corporate Investment banking	(95,914)	(91,926)	4.3%
Other	(11,482)	(21,943)	(47.7)%
Total personnel, administrative expenses, depreciation and amortization (1)	(876,148)	(855,020)	2.5%

(1)	Excludes impairment and other operating expenses.

The 2.5% increase in total costs was mainly due to greater business activity, higher product usage, and the impact of higher inflation and the volatility of the Chilean peso on administrative expenses. In retail banking, the increase was mainly due to the rise in the client base and accounts, partially offset by the positive impact on costs of less branches. The Middle-market segment saw a moderate rise in costs in line with overall business trends in this segment in 2023. Costs in CIB saw moderate growth of 4.3% in 2023, despite strong business trends as transactional services did not grow significantly compared to advisory and investment banking services that are less cost intensive.

Provision for loan losses (P&L)

The following table sets forth certain information relating to the P&L impacts of our provision for expected credit losses for the year ended December 31, 2023.

For the year ended	Stage 1		Stage 2		Stage 3
December 31, 2023	Corporate	Other (2)	Corporate	Other (2)	Corporate	Other (2)	TOTAL (1)
	(in millions of Ch$)
Commercial loans	132	(3,898)	(19,358)	4,686	92,539	81,616	155,717
Mortgage loans	—	(4,582)	—	(1,213)	—	97,364	91,569
Consumer loans	—	29,029	—	57,262	—	119,881	206,172
Contingent loans	(1,184)	(14,256)	(6,316)	(1,834)	816	(1,589)	(24,363)
Loans and account receivable at FVOCI	(201)	—	—	—	—	—	(201)
Debt at FVOCI	—	(78)	—	—	—	—	(78)
Debt at amortized cost	—	1,038	—	—	—	—	1,038
Subtotal	(1,253)	7,253	(25,674)	58,901	93,355	297,272	429,854
Recovery of loans previously charged-off							(107,069)
TOTAL							322,785

(1)	Includes overlays for an amount of Ch$93,614 million. See Note 37, Risk management to our Audited Consolidated Financial Statements

(2)	Includes Mortgages, Consumer and Other Commercial loans.

For the year ended December 31, 2023, the P&L impact for provisions for expected credit loss totaled Ch$322,785 million and decreased 9.5% compared to 2022. This decrease was mainly due to a decrease of risk in commercial and contingent loans. In 2022, the expected loan loss in these products increased, especially in the construction sector, as interest rates rose sharply. In 2023, as rates began to fall, these sectors saw gradual improvements. This trend was mainly offset by the continued rise in risk levels in consumer and mortgage loans as unemployment levels continued to rise in 2023. Moreover, there was an increase in risk in the agriculture sector as strong rains affected production in some regions of Chile. The table below breaks down these results by main product item:

	Year ended December 31,		% Change
	2023	2022	2023/2022
	(in millions of Ch$)
Commercial loans	(155,717)	(198,165)	(21.4)%
Mortgage loans	(91,569)	(41,381)	121.3%
Consumer loans	(206,172)	(201,859)	2.1%
Contingent loans	24,363	(5,189)	—%
Loans and AR at FVOCI	201	(58)	—%
Debt at FVOCI	78	529	(85.3)%
Debt at amortized cost	(1,038)	(957)	8.5%
Subtotal	(429,854)	(447,071)	(3.9)%
Recoveries	107,069	90,577	18.2%
Total Provision for Loan Losses	(322,785)	(356,494)	(9.5)%

Provisions for expected credit losses of our commercial loans totaled Ch$155,717 million for the year ended December 31, 2023 and decreased 21.4% compared to 2022. Commercial loans increased 2.2% in the year, which increased provision expenses. This was more than offset by a decrease in provision expense in commercial loans due to greater transfer of commercial clients from Stage 2 to Stage 1 and Stage 3 to Stage 2. In 2022, as interest rates rose sharply, the expected loan loss in various segments increased. In 2023, as rates began to fall, some sectors saw gradual improvements.

Provisions for expected credit losses for mortgage loans totaled an expense of Ch$91,569 million for the year ended December 31, 2023, compared to an expense of Ch$41,381 million in 2022. Mortgage loans increased 8.5% in 2023 compared to 2022. This, together with lower economic growth in 2023, and a rise in unemployment led to a rise in the expected loss of the mortgage loan book reflected in the increase in transfers from Stage 1 to Stage 2 and from Stage 2 to Stage 3.

The provisions for expected credit losses for consumer loans totaled a charge of Ch$206,172 million and increased 2.1% in 2023 compared to 2022. During 2023, the consumer loan book increased 6.0% compared to 2022, mainly driven by a rise in credit card loans. This, together with lower economic growth in 2023, and a rise in unemployment led to a rise in the expected loss of the consumer loan book reflected in the increase in consumer loans classified in stages 2 and 3. Regardless of other factors, if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial recognition and consumer loans are written off after 6 months. In 2023, write-off for this loan book increased 55.0% and totaled Ch$271,123 million.

Provisions for contingent loans totaled a reversal of Ch$24,363 million for the year ended December 31, 2023 compared to a provision expense of Ch$5,189 million in 2022. In 2023, an update was performed on the forward-looking parameters of contingent credit card loans, resulting in a release of provision over these contingent loans.

Generally, charge-offs should be done when all collection efforts are exhausted. These charge-offs consist of de-recognition from the Consolidated Statements of Financial Position of the corresponding loans operations in its entirety, and, therefore, include portions not past-due of a loan in the case of installments loans or leasing operations (no partial charge-offs exists). Subsequent payments obtained from charged-off loans will be recognized in the Consolidated Statement of Income as a recovery of loans previously charged-off.

Any payment agreement of an already charged-off loan will not give rise to income-as long as the operation is still in an impaired status-and the effective payments received are accounted for as a recovery from loans previously charged-off. In general, legal collection proceedings begin with respect to consumer loans once they are past-due for at least 90 days and, with respect to mortgage loans, once they are past-due for at least 120 days. Legal collection proceedings always commence within one year of such loans becoming past-due, unless we determine that the size of the past-due amount does not warrant such proceedings. In addition, the majority of our commercial loans are short-term, with single payments at maturity. Past-due loans are required to be covered by individual loan loss reserves equivalent to 100% of any unsecured portion thereof.

Recoveries on loans previously charged-off increased 18.2% in 2023 compared to 2022 as greater amounts of write-offs led to higher recoveries. The following table shows recoveries of loans previously charged-off by type of loan.

	Year ended December 31,		% Change
	2023	2022	2023/2022
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	27,722	24,140	14.8%
Residential mortgage loans	27,763	21,575	28.7%
Commercial loans	51,584	44,862	15.0%
Total recoveries	107,069	90,577	18.2%

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions as disclosed in “Note 27—Net Income (Expense) from Financial Operations” of our Audited Consolidated Financial Statements. The following table sets forth information about our sale of charged-off loans for the years ended December 31, 2023 and 2022.

	Year ended December 31,		% Change
	2023	2022	2023/2022
	(in millions of Ch$)
Gains (losses) on sale of loans previously charged off	(767)	(485)	58.1%

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Year ended December 31,		% Change
	2023	2022	2023/2022
	(in millions of Ch$)
Retail banking	(295,221)	(290,184)	1.8%
Middle-market	(37,515)	(57,253)	(34.5)%
Corporate Investment banking	10,418	(8,082)	—%
Other	(467)	(1,075)	(56.6)%
Total provisions, net	(322,785)	(356,494)	(9.5)%

Net provisions expense from retail banking increased 1.8% in 2023 compared to 2022. Loans in this segment increased 7.3% in 2023 compared to 2022. Simultaneously, the slowdown of economic growth and the rise in unemployment led to an increase in provisions in this segment, mainly for consumer and residential mortgage loans. In 2023, an update was performed on the forward-looking parameters of contingent credit card loans, resulting in a release of provision over these contingent loans that partially offset the rise in provisions for consumer and mortgage loans.

Net provision expense from the Middle-market segment decreased 34.5% in 2023 despite a 1.5% increase in this loan portfolio. This decrease was mainly due to a decrease of risk in commercial and contingent loans. In 2022, the expected loan loss in these products increased, especially in the construction sector, as interest rates rose sharply. In 2023, as rates began to fall, these sectors saw gradual improvements or a stabilization of their risk levels.

Net provision expense from CIB totaled a reversal of Ch$10,418 million in 2023 compared to 2022 despite a 3.3% rise in this segment´s loan book in the year. This reversal was due to improvements in the risk classification of various clients.

Total provisions, net included in Others totaled an expense of Ch$467 million in 2023 compared to an expense of Ch$1,075 million in 2022. This was mainly due to an improved ECL of non-segmented loans. .

As of December 31, 2023, the Bank maintains Ch$93,614 million in residual overlays, to cover certain defaulted loans from mortgage and other commercial portfolios. We believe that our loan loss allowances are currently adequate for all known and expected credit losses.

Income tax

	Year ended December 31,		% Change
	2023	2022	2023/2022
	(in millions of Ch$)
Net operating income before tax	691,385	901,106	(23.3)%
Income tax expense	(97,548)	(93,624)	4.2%
Effective tax rate(1)	14.1%	10.4%

(1)	The effective tax rate is the income tax expense divided by net income before tax.

Total income tax expense by the Bank in 2023 was Ch$97,548 million, an increase of 4.2% compared to 2022. Net income before tax decreased 23.3%. The Bank paid an effective tax rate of 14.1% in 2023 compared to 10.4% in 2022. The statutory corporate tax rate in Chile in 2023 was 27%. The Bank usually pays a lower effective tax rate than the statutory rate since in our Chilean tax books we must re-measure capital each year for the variation in CPI inflation and this produces a tax loss. As the inflation rate was lower in 2023 compared to 2022, the adjustment of capital for CPI resulted in a lower loss in our tax books which increased the effective income tax rate. See “Note 13—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

B. Liquidity and Capital Resources

Sources of Liquidity

The following table sets forth Santander-Chile’s contractual obligations and commercial commitments by time remaining to maturity. As of the date of the filing of this Annual Report, the Bank does not have significant purchase obligations. As of December 31, 2023, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
	(in millions of Ch$)
As of December 31, 2023
Obligations under repurchase agreements	—	282,483	—	101	282,584	—	—	—	—	282,584
Checking accounts, time deposits and other time liabilities(1)	14,641,150	7,999,764	3,689,743	3,950,166	30,280,823	138,320	3,364	28,343	170,027	30,450,850
Financial derivatives contracts	—	376,279	1,170,614	2,443,279	3,990,172	3,056,317	1,526,321	3,415,532	7,998,170	11,988,342
Interbank borrowings	18,220	42,730	727,302	9,100,446	9,888,698	304,384	173,417	—	477,801	10,366,499
Issued debt instruments	—	291,687	285,923	1,272,427	1,526,001	3,183,069	1,314,205	3,467,672	8,288,982	9,814,983
Lease liabilities	—	296,095	—	—	296,095	164	14	—	178	296,273
Other financial liabilities(2)	—	—	—	20,716	20,716	37,446	22,913	23,441	83,800	104,516
Subtotal	14,659,370	9,036,935	5,851,238	16,737,546	46,285,089	7,046,369	2,979,714	6,992,875	17,018,958	63,304,047
Contractual interest payments(3)	—	374,602	1,447,858	3,113,981	4,936,441	2,784,288	2,675,100	3,772,174	9,231,562	14,168,004
Total	14,659,370	9,411,537	7,299,096	19,851,527	51,221,530	9,830,657	5,654,814	10,765,049	26,250,520	77,472,051

(1)	Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.

(2)	Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.

(3)	The table above includes future cash interest payments. For variable rate obligations, we assume the same rate as the last rate known. Various of the payment obligations in the table above are variable debt instruments, since they are denominated in UF, for which we have estimated a long-term inflation rate equal to 3%, which is at the center of the Central Bank’s long-term inflation target. No exclusions requiring further explanation have been made in this table.

The Bank has checking accounts, time deposits and other time liabilities maturing within one year amounting to Ch$30,280,823 million as of December 31, 2023. Santander-Chile’s liquidity depends upon its (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings. The Bank has a liquidity portfolio of Ch$8,048,069 million as of December 31, 2023, including cash and liquid assets defined by the Bank’s Asset and Liability Committee (ALCO) in line with BIS III guidelines.

For further discussion of the maturities of our liquid assets, see “Analysis of Investments”. Our general policy is to maintain adequate liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank.

Most instruments maturing after one year are financial derivative contracts and issued debt instruments. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is placed on lengthening the maturities of funding with institutional clients, diversifying our bondholder base. Overall, the management of our liquidity and funding has led to an LCR ratio of 212% and a NSFR of 106%. Furthermore, the Bank also has regulatory capital of Ch$6,978,733 million, representing 17.6% of our risk-weighted assets as of December 31, 2023.

Lease liabilities

Certain bank premises and equipment are leased and the scheduled maturities of obligations for lease agreements as of December 31, 2023 were as follows:

As of December 31, 2023
(in millions of Ch$)
Due within 1 year	20,716
Due after 1 year but within 2 years	19,696
Due after 2 years but within 3 years	17,750
Due after 3 years but within 4 years	12,949
Due after 4 years but within 5 years	9,964
Due after 5 years	23,441
Total	104,516

Other Commercial Commitments

As of December 31, 2023, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Other Commercial Commitments	(in millions of Ch$)
Guarantees	95,503	164,384	667,477	653,899	37,505	22,743	1,641,511
Confirmed foreign letters of credit	91,073	125,429	40,450	5,544	-	-	262,496
Pledges and other commercial commitments	15,931	56,527	378,745	28,860	13,500	541	494,104
Total other commercial commitments	202,507	346,340	1,086,672	688,303	51,005	23,284	2,398,111

Other equity instruments

On October 2021, the Bank issued a perpetual bond for U.S.$700 million at an annual rate of 4.63% with no fixed maturity and that is not redeemable before five years from the date of issuance. The trigger (going concern) was set at 5.125% and the bond considers an expiration absorption mechanism. The amount outstanding in Ch$ million at year-end was as follows:

	As of December 31, 2023
	Current	Non-current	Total
	Ch$ million
Other equity instruments issued other than capital (Perpetual bond)	—	608,721	608,721
Total	—	608,721	608,721

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

Debt financial instruments at amortized cost

These instruments include high rated loans and Central Bank bonds and include the collateral for the Central Bank Credit Lines (FCIC) used in 2021, 2022 and 2023. In 2023, the financial instruments at amortized cost also include the Liquidity Deposits (LD) aimed exclusively at guaranteeing and providing operational support the payment of the FCIC. These instruments are issued at floating MPR with the same payment dates of the various FCIC facilities. As of December 31, 2023, the Bank has invested Ch$3,392,609 million in this type of instrument.

	As of December 31, 2023
	2023	2022	2021
	(in millions of Ch$)
Chilean Central Bank and Government securities	8,178,624	4,868,485	4,692,441
Other Chilean Securities	—	—	—
Foreign securities	—	—	—
Investment in mutual funds	—	—	—
Total (gross carrying amount)	8,178,624	4,868,485	4,692,441

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

Debt financial instruments at fair value through other comprehensive income (FVOCI) – under IFRS 9

As of December 31, 2023, 2022 and 2021, the debt instruments at fair value through other comprehensive income (FVOCI) in accordance with IFRS 9 are as follows:

	As of December 31, 2023
	2023	2022	2021
	(in millions of Ch$)
Chilean central bank and government securities
Chilean Central Bank financial instruments	2,286,541	3,331,264	3,258,417
Chilean Treasury bonds and notes	737,705	742,717	981,939
Other Chilean government financial instruments	454	432	—
Subtotal	3,024,700	4,074,413	4,240,356
of which sold under repurchase agreement	362,893	207,280	86,554
Other Chilean debt financial securities
Chilean Bank debt financial instruments	6,656	9,891	11,774
Other Chilean financial instruments	—	7	—
Subtotal	6,656	9,898	11,774
of which sold under repurchase agreement	77	91	80
Foreign financial securities
Foreign Central Banks debt financial instruments	1,238,866	1,668,670	1,438,155
Other foreign financial instruments	265,803	127,752	111,094
Subtotal	1,504,669	1,796,422	1,549,249
of which sold under repurchase agreement	—	127,752	—
Total	4,536,025	5,880,733	5,801,379

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

Financial assets held for trading are recognized at fair value through profit or loss, likewise derivatives contracts for trading purposes.

Financial Instruments Held For Trading

	As of December 31, 2023
	2023	2022	2021
	(in millions of Ch$)
Central Bank and Government Securities	98,308	153,967	68,649
Other Chilean Securities	—	—	4,698
Foreign financial debt securities	—	79	—
Investments in mutual funds	—	—	—
Total	98,308	154,046	73,347

(d) Equity Instruments

For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognized in profit or loss. Gains or losses on derecognition of these equity instruments are not transferred to profit or loss.

Analysis of investments

The following table sets forth an analysis of our investments as of December 31, 2023 by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominatl Rate	Total	Weighted average Nominal Rate
(in millions of Ch$, except rates)
As of December 31, 2023 Financial Assets Held for Trading at fair value Central Bank and Government Securities
Chilean Central Bank financial instruments	—	—	—	—	—	—	—	—	—	—
Chilean Treasury bonds and notes	2,487	7.76	32,463.00	4.46	46,762.00	4.96	16,596.00	5.39	98,308	4.94
Other Chilean government financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	2,487	—	32,463.00	—	46,762.00	—	16,596.00	—	98,308	—
Other Chilean debt financial securities	—	—	—	—	—	—	—	—	—	—
Chilean Bank debt financial instruments	—	—	—	—	—	—	—	—	—	—
Chilean bonds and commercial papers	—	—	—	—	—	—	—	—	—	—
Other Chilean financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Foreign financial debt securities	—	—	—	—	—	—	—	—	—	—
Foreign Central Banks debt financial instruments	—	—	—	—	—	—	—	—	—	—
Other foreign financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Investments in mutual funds	—	—	—	—	—	—	—	—	—	—
Funds managed by related entities	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Total	2,487	—	32,463.00	—	46,762.00	—	16,596.00	—	98,308	—

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominatl Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$, except rates)
As of December 31, 2023 Debt instruments at amortized cost
Chilean Central Bank debt financial instruments	3,392,609	8.25	—	—	—	—	—	—	3,392,609	8.25
Chilean Treasury bonds and notes	331,808	5.70	4,454,207	1.36	—	—	—	—	4,786,015	1.66
Total	3,724,417		4,454,207		—	—	—	—	8,178,624

Debt instruments at FVOCI
Chilean Central Bank financial instruments	2,286,541	8.41	—	—	—	—	—	—	2,286,541	8.41
Chilean Treasury bonds and notes	—	—	175,974.00	2.50	477,314.00	1.72	84,417.00	3.40	737,705	2.10
Other Chilean government financial instruments	454	4.51	—	—	—	—	—	—	454	4.51
Subtotal	2,286,995	—	175,974	—	477,314	—	84,417	—	3,024,700	—
Other Chilean Securities
Chilean Bank debt financial instruments	944	9.63	3,672	3.49	1,030	3.69	1,010	4.15	6,656	4.49
Chilean bonds and commercial papers	—	—	—	—	—	—	—	—	—	—
Other Chilean financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	944	—	3,672	—	1,030	—	1,010	—	6,656	—
Other Financial Securities
Foreign Central Banks debt financial instruments	—	—	—	—	—	—	—	—	—	—
Foreign government and state debt financial instruments	—	—	980,681	3.83	258,185	3.49	—	—	1,238,866	3.76
Other foreign debt financial instruments	—	—	—	—	265,803	5.07	—	—	265,803	5.07
Subtotal	—	—	980,681	—	523,988	—	—	—	1,504,669	—
Total	2,287,939	—	1,160,327	—	1,002,332	—	85,427	—	4,536,025	—

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

The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO now uses as its liquidity portfolio those defined by the FMC and the Central Bank, which are in line with those established in BIS III. As of December 31, 2023 and 2022, the breakdown of the Bank’s liquid assets by levels was the following:

	December 31, 2023	December 31, 2022
	(Ch$ million)	(Ch$ million)
Balance as of:
Cash and cash equivalent	1,969,547	1,453,265
Level 1 liquid assets (1)	6,072,282	5,424,452
Level 2 liquid assets (2)	6,240	8,066
Total liquid assets	8,048,069	6,885,783

(1)	Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by states, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserve in the Central Bank are not included.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Central Bank’s repo window.

	December 31, 2023	December 31, 2022
	(Ch$ million)	(Ch$ million)
Average balance as of:
Cash and cash equivalent	1,328,956	1,237,652
Level 1 liquid assets (1)	5,275,734	3,957,449
Level 2 liquid assets (2)	7,001	8,785
Total liquid assets	6,611,690	5,203,887

(1)	Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by states, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserve in the Central Bank are not included.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Central Bank’s repo window.

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

	Year ended December 31,
	2023	2022	2021
	Millions of Ch$
Net cash flow (used in) provided by operating activities	1,315,758	(358,988)	(594,679)

Our operating activities provided cash for Ch$1,315,758 million in 2023, mainly due to the high growth of time deposits, foreign bank lines and bond issuances that was greater than loan growth. Our operating activities used cash for Ch$358,988 million in 2022, derived from lower loan growth, a decrease in checking accounts and the redemption of senior bonds in the year. This was partially offset by an increase in financial investment. Our operating activities used cash for Ch$594,679 million in 2021, mainly derived from an increase in loans and financial investment, partially offset by an increase in deposits, principally demand deposits.

	Year ended December 31,
	2023	2022	2021
	Millions of Ch$
Net cash (used in) provided by investment activities	(117,850)	(94,602)	(84,271)

In 2023, the Bank’s investment activities consumed cash in an amount of Ch$117,850 million, mainly due to the purchase of property, plant and equipment which was mainly related to investments in the WorkCafe branch network. Cash was also consumed by investments in intangible assets, mainly related to the Bank’s digital strategy. In 2022, the Bank’s investment activities consumed cash in an amount of Ch$94,602 million, mainly due to the purchase of intangible assets, mainly related to the digital strategy. In 2021 the Bank’s investment activities consumed cash in an amount of Ch$84,271 million, mainly due to purchases of property, plant and equipment, as well as intangible assets such as software.

	Year ended December 31,
	2023	2022	2021
	Millions of Ch$
Net cash provided by (used in) financing activities	(515,292)	(384,323)	238,661

In 2023, net cash used in financing activities was Ch$515,292 million and was mainly due to the payment of the annual dividend paid to shareholders on April 26, 2023. In 2022, net cash used in financing activities was Ch$384,323 million due to the annual dividend payment, which was partially offset by issuance of subordinated bonds, which amounted to a cash increase of Ch$102,481 million. In 2021, net cash provided by financing activities was Ch$238,661 million due to the placement of a perpetual bond, which amounted to a cash increase of Ch$595,175 million. This was partially offset by the annual dividend payment.

Deposits and Other Borrowings

The following table sets forth our average balance of liabilities for the years ended December 31, 2023, 2022, and 2021, in each case together with the related average nominal interest rates paid thereon.

	2023			2022			2021
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	190,469	0.3%	3.6%	198,478	0.3%	11.3%	177,779	0.3%	5.9%
Time deposits	16,392,793	23.6%	7.4%	14,114,807	20.3%	5.9%	13,174,290	22.8%	0.8%
Central Bank borrowings	5,773,345	8.3%	12.2%	5,441,584	7.8%	8.5%	5,546,895	9.6%	0.5%
Repurchase agreements	779,214	1.1%	7.2%	450,632	0.6%	3.7%	135,078	0.2%	0.7%
Mortgage finance bonds	2,063	0.0%	9.3%	5,058	0.0%	17.3%	9,105	0.0%	10.9%
Commerical paper	613,212	0.9%	5.8%	298,142	0.4%	2.4%	277,666	0.5%	0.3%
Other interest bearing liabilities	14,920,208	21.5%	8.7%	14,449,972	20.8%	8.3%	9,781,372	16.9%	9.8%
Subtotal interest-bearing liabilities	38,671,304	55.6%	8.6%	34,958,674	50.4%	7.3%	29,102,186	50.3%	3.8%
Non-interest bearing liabilities
Non-interest bearing deposits	11,099,866	16.0%		12,844,814	18.5%		14,035,242	24.3%
Derivatives	10,937,411	15.7%		11,979,276	17.3%		7,666,801	13.2%
Other non-interest bearing liabilities	4,108,850	5.9%		6,079,681	8.8%		3,000,598	5.2%
Shareholders’ equity	4,720,294	6.8%		3,524,063	5.1%		4,062,407	7.0%
Subtotal non-interest bearing liabilities	30,866,421	44.4%		34,427,834	49.6%		28,765,048	49.7%
Total liabilities	69,537,725	100.0%		69,386,508	100.0%		57,867,233	100.0%

Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 39.5% of our average total liabilities and shareholders’ equity in 2023. As of December 31, 2023, the Bank’s top 20 time deposits represented 33.0% of total time deposits, or 7.5% of total liabilities and equity. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at December 31, 2023, 2022, 2021, 2020 and 2019.

	2023	2022	2021	2020	2019
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	11,014,748	11,711,969	14,385,633	11,342,648	8,093,108
Other deposits and demand accounts	854,595	1,016,896	1,773,233	1,583,183	741,103
Other demand obligations	1,668,483	1,357,361	1,742,072	1,635,062	1,463,221
Subtotals	13,537,826	14,086,226	17,900,938	14,560,893	10,297,432
Time deposits and other time deposits
Time deposits	15,939,325	12,779,206	9,926,507	10,421,872	13,064,932
Time saving accounts	189,757	191,257	195,570	153,330	123,787
Other time deposits	8,860	8,327	8,978	6,589	4,098
Subtotals	16,137,942	12,978,790	10,131,055	10,581,791	13,192,817
Total deposits and other commitments	29,675,768	27,065,016	28,031,993	25,142,684	23,490,249

Maturity of Interest Bearing Deposits

The following table sets forth information regarding the currency and maturity of our interest bearing deposits as of December 31, 2023, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Currencies	Total
Demand deposits	0.0%	0.5%	0.0%	0.1%
Savings accounts	0.2%	15.5%	0.0%	1.2%
Time deposits:
Maturing within 3 months	76.2%	42.3%	72.1%	73.2%
Maturing after 3 but within 6 months	13.0%	22.5%	24.3%	15.7%
Maturing after 6 but within 12 months	9.6%	13.9%	3.2%	8.7%
Maturing after 12 months	1.0%	5.3%	0.4%	1.2%
Total time deposits	99.8%	83.9%	100.0%	98.8%
Total deposits	100.0%	100.0%	100.0%	100.0%

The following table sets forth information regarding the maturity of our outstanding time deposits as of December 31, 2023.

	Ch$	UF	Foreign Currencies	Total
Time deposits:
Maturing within 3 months	9,240,060	464,810	2,104,580	11,809,450
Maturing after 3 but within 6 months	1,570,798	247,897	707,516	2,526,211
Maturing after 6 but within 12 months	1,161,547	152,448	94,304	1,408,299
Maturing after 12 months	125,793	58,191	11,381	195,365
Total deposits	12,098,198	923,346	2,917,781	15,939,325

Short-term Borrowings

The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	2023		2022		2021
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate
	(in millions of Ch$, except percentages)
Obligations under repurchase agreements	779,214	7.2%	450,632	3.7%	135,078	0.7%
Obligations with the Central Bank	5,773,345	12.2%	5,441,584	8.5%	5,546,895	0.9%
Loans from domestic financial institutions	55,839	7.0%	26,947	10.5%	98,425	0.0%
Foreign obligations	3,421,666	6.9%	3,426,605	2.3%	2,380,327	43.6%
Total Short-term borrowings	10,030,064	10.0%	9,345,768	6.0%	8,160,725	13.4%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2023 Month-End Balance	Maximum 2022 Month-End Balance	Maximum 2021 Month-End Balance
	(in millions of Ch$)
Obligations under repurchase agreements	1,161,741	811,731	128,218
Obligations with the Central Bank	6,048,867	5,584,084	6,025,781
Loans from domestic financial institutions	225,604	237,870	187,000
Foreign obligations	4,271,414	3,890,552	3,453,642
Total short-term borrowings	11,707,626	10,524,237	9,794,641

Total Borrowings

	As of December 31, 2023
	Long-term	Short-term	Total
	(in millions of Ch$)
Loans from Central Bank (a)	—	6,048,867	6,048,867
Obligations under repurchase agreements	—	282,584	282,584
Mortgage finance bonds (b)	254	975	1,229
Senior bonds (c)	6,076,323	1,849,062	7,925,385
Mortgage bonds(d)	74,431	—	74,431
Regulatory capital financial instruments(e)	1,813,939	—	1,813,939
Borrowings from domestic financial institutions	—	46,218	46,218
Foreign borrowings(f)	477,801	3,793,613	4,271,414
Other obligations(g)	178	296,095	296,273
Total borrowings	8,442,926	12,317,414	20,760,340

	As of December 31, 2022
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	5,584,084	—	5,584,084
Obligations under repurchase agreements	—	315,355	315,355
Mortgage finance bonds (b)	1,206	2,592	3,798
Senior bonds (c)	6,597,776	482,696	7,080,472
Mortgage bonds(d)	74,515	7,108	81,623
Regulatory capital financial instruments(e)	1,733,870	—	1,733,870
Borrowings from domestic financial institutions	—	41,318	41,318
Foreign borrowings(f)	—	3,239,363	3,239,363
Other obligations(g)	239	292,756	292,995
Total borrowings	13,991,690	4,381,188	18,372,878

	As of December 31, 2021
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	5,611,439	—	5,611,439
Obligations under repurchase agreements	—	86,634	86,634
Mortgage finance bonds (b)	3,533	3,946	7,479
Senior bonds (c)	5,688,533	1,158,301	6,846,834
Mortgage bonds(d)	75,069	6,041	81,110
Regulatory capital financial instruments(e)	1,461,637	—	1,461,637
Borrowings from domestic financial institutions	—	1,226	1,226
Foreign borrowings(f)	—	3,213,918	3,213,918
Other obligations(g)	261	182,646	182,907
Total borrowings	12,840,472	4,652,712	17,493,184

(a) Loans from Central Bank

In response to the COVID-19 pandemic, the Central Bank made two lines of credit available to banks to reinforce their liquidity and to fund loans for SMEs with government guarantees. These lines of credit bear interest at the Central Bank’s monetary policy rate (MPR), which was 0.5% at the time the lines of credit were granted.

As of December 31, 2023
(in millions of Ch$)
Due within 1 year	6,048,867
Due within 1 and 2 year	—
Due within 2 and 3 year	—
Due within 3 and 4 year	—
Due after 5 years	—
Total loans from Chilean Central Bank	6,048,867

(b) Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

As of December 31, 2023
(in millions of Ch$)
Due within 1 year	975
Due after 1 year but within 2 years	254
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total mortgage finance bonds	1,229

(c) Senior bonds

The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund assets with similar durations.

	As of December 31,
	2023	2022	2021
	(in millions of Ch$)
Senior Bonds in UF	3,632,979	3,510,708	3,144,544
Senior Bonds in U.S.$	2,424,045	2,215,515	1,976,909
Senior Bonds in CHF	637,203	644,780	850,924
Senior Bonds in Ch$	619,386	223,467	311,060
Current bonds in AUD	116,515	122,611	143,030
Santander bonds in JPY	323,922	203,512	234,667
Senior bonds in EUR	171,335	159,879	185,700
Total senior bonds	7,925,385	7,080,472	6,846,834

The maturities of these bonds are as follows:

As of December 31, 2023
(in millions of Ch$)
Due within 1 year	1,849,062
Due after 1 year but within 2 years	1,577,424
Due after 2 years but within 3 years	1,395,929
Due after 3 years but within 4 years	559,331
Due after 4 years but within 5 years	573,349
Due after 5 years	1,970,290
Total bonds	7,925,385

In 2023, the Bank issued the following bonds:

Series	Currency	Amount	Term (years)	Issuance rate (% annual)	Placement date	Series Maximum amount	Maturity date
W3	UF	2,004,000	7.5	1.60	12-01-18	02-21-23	06-01-26
W5	UF	1,920,000	9	1.80	03-01-19	01-19-23	03-01-28
AA13	UF	1,205,000	6	3.40	09-01-23	11-23-23	09-01-2029
Total UF		7,719,000
U7	CLP	3,000,000,000	5.5	7.00	03-01-22	02-24-23	09-01-27
T18	CLP	75,000,000,000	5.5	7.50	06-01-22	01-09-23	12-01-27
AA7	CLP	67,650,000,000	3.5	6.80	02-24-23	02-24-23	08-01-26
AA1	CLP	100,000,000,000	6.0	6.60	03-13-23	03-13-23	12-01-28
AA3	CLP	100,000,000,000	8.0	6.20	03-16-23	03-16-23	09-01-30
AA10	CLP	25,000,000,000	3.0	7.10	03-01-23	06-09-23	03-01-26
AA8	CLP	32,500,000,000	4.5	6.70	03-01-23	06-13-23	09-01-27
AA2	CLP	18,250,000,000	6.5	6.2	12-01-22	12-05-23	06-01-2029
AA9	CLP	3,000,000,000	8.0	6.3	11-01-22	12-20-23	11-01-2030
Total CLP		424,400,000,000
Bond USD	USD	30,000,000	1.0	5.84	04-12-23	04-19-23	04-19-24
Total USD		30,000,000
Bond JPY	JPY	10,500,000,000	1.0	0.60	04-24-23	04-28-23	04-28-24
Bond JPY	JPY	7,000,000,000	2.0	0.78	05-24-23	05-30-23	05-30-25
Bond JPY	JPY	8,000,000,000	2.0	0.78	10-20-23	10-27-23	10-27-25
Total JPY		25,500,000,000

In 2022, the Bank issued bonds for UF 26,326,000, USD 30,000,000, CLP 347,000,000,000 and JPY 3,000,000,000, detailed as follows:

Series	Currency	Amount	Term (years)	Issuance rate (% annual)	Placement date	Series Maximum amount	Maturity date
T3	UF	5,000,000	11	1.55	06-16-22	5,000,000	01-01-30
W3	UF	2,116,000	7.5	1.60	06-30-22	2,116,000	06-01-26
W5	UF	1,210,000	9	1.80	06-30-22	1,210,000	03-01-28
U2	UF	3,000,000	11.5	2.8	07-28-22	3,000,000	06-01-32
U1	UF	3,000,000	7.5	2.5	08-09-22	3,000,000	06-01-29
T20	UF	5,000,000	11.5	2.65	10-24-22	5,000,000	02-01-34
W4	UF	8,000,000	10.5	2.65	12-09-22	8,000,000	12-01-33
W9	UF	2,000,000	9.5	2.70	07-27-22	2,000,000	06-01-31
Total		29,326,000				29,326,000
Bono USD	USD	30,000,000	3	Sofr + 95pb	04-28-22	30,000,000	04-28-25
Total		30,000,000				30,000,000
U6	CLP	64,800,000,000	5.5	2.95	06-16-22	64,800,000,000	04-01-26
U5	CLP	100,000,000,000	4.5	2.70	06-29-22	93,000,000,000	04-01-25
U6	CLP	35,200,000,000	5.5	2.95	10-21-22	35,200,000,000	04-01-26
U7	CLP	72,000,000,000	5.5	7	11-16-22	72,000,000,000	04-01-26
T17	CLP	75,000,000,000	10	7.5	11-22-22	75,000,000,000	08-01-32
Total		347,000,000,000				347,000,000,000
Bono JPY	JPY	3,000,000,000	3	0.65	09-15-2022	3,000,000,000	09-15-25
Total		3,000,000,000				3,000,000,000

(d) Mortgage bonds

These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80.0% and a debt servicing ratio of the client lower than 20.0%. All outstanding mortgage bonds are UF denominated.

The maturities of our mortgage bonds are as follows:

	As of December 31,
	2023	2022
	(in millions of Ch$)
Due within 1 year	—	7,108
Due after 1 year but within 2 years	13,997	11,411
Due after 2 year but within 3 years	14,398	11,779
Due after 3 year but within 4 years	14,812	12,159
Due after 4 year but within 5 years	15,240	12,551
Due after 5 years	15,984	26,615
Total mortgage bonds	74,431	81,623

During 2023 and 2022, the Bank did not place any mortgage bonds.

(e) Regulatory capital financial instruments

The following table sets forth, at the dates indicated, the balances of our regulatory capital financial instruments, which are entirely comprised of subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2023	2022	2021
	(in millions of Ch$)
Subordinated bonds linked to the U.S.$	175,234	169,835	230,118
Subordinated bonds linked to the UF	1,638,705	1,564,034	1,231,519
Total subordinated bonds	1,813,939	1,733,869	1,461,637

The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2023
(in millions of Ch$)
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	188,869
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	110,296
Due after 5 years	1,514,774
Total subordinated bonds	1,813,939

During 2023, the Bank did not issue subordinated bonds. During 2022, the Bank issued the following subordinated bond:

	Currency	Placement amount	Interest rate	Term	Placement date	Maturity date
USTDW70320	UF	3,300,000	3.51%	6 years	01-07-2022	09-01-2028

(f) Foreign borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of December 31, 2023
(in millions of Ch$)
Due within 1 year	3,793,613
Due after 1 year but within 2 years	304,384
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	173,417
Due after 5 years	—
Total loans from foreign financial institutions	4,271,414

(g) Other obligations

Other obligations are summarized as follows:

As of December 31, 2023
Ch$ million
Long term obligations:
Due after 1 years but within 2 years	78
Due after 2 years but within 3 years	86
Due after 3 years but within 4 years	14
Due after 4 years but within 5 years	—
Due after 5 years	—
Long-term financial obligations subtotals	178
Short term obligations:
Amounts due to credit card operators	171,529
Acceptance of letters of credit	—
Other long-term financial obligations, short-term portion	124,566
Short-term financial obligations subtotals	296,095
Other financial obligations totals	296,273

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

The following table presents the Bank’s outstanding contingent loans as of December 31, 2023, 2022 and 2021:

	As of December 31,
	2023	2022	2021
	(in millions of Ch$)
Personal guarantees	494,104	924,173	579,051
Letter of credits of merchandise traffic operations	262,496	255,522	377,308
Transactions related to contingent events	1,641,510	1,476,599	1,390,410
Unrestricted prompt cancel credit lines	9,490,141	8,974,077	8,986,535
Other credit commitments	314,318	314,962	265,517
Total	12,202,569	11,945,333	11,598,821

Asset and Liability Management

Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding our policies with respect to asset and liability management.

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2023	2022	2021
	(in millions of Ch$)
Land and Buildings	31,574	26,690	16,688
Machinery, Systems and Equipment	25,697	14,941	36,275
Furniture, Vehicles, Other(1)	28,875	47,969	29,614
Software development	45,067	54,899	47,487
Total	131,213	144,499	130,064

(1)	Includes assets ceded under operating leases.

During 2023 the Bank focused its investments in the continued transformation of its branch network through the opening of its Workcafe branches, which is reflected in the increase in capital expenditures in land and buildings. The decrease in capital expenditures in 2023 was due to lower investments in software development and lower investments in furniture, vehicles and other fixed assets.

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

The Bank has also distributed the financial cost or gain of hedges to the corresponding item being hedged to more clearly reflect the impact of these hedging strategies on yields earned or paid over assets and liabilities. For this reason, total interest earned over interest earning assets and interest paid over interest bearing liabilities can be different form the amounts recorded in the income statement, but the net interest income is equivalent to the amount recorded in the income statement. Foreign exchange gains or losses on foreign currency-denominated assets and liabilities are not included in interest income or expense. When a financial asset becomes credit-impaired and is, therefore, regarded as “Stage 3”, the Bank suspends the interest income recognition in the income statement. Similarly, trading and mark-to-market gains or losses on investments are not included in interest income or expense. Interest is not recognized on non-performing loans. Non-performing loans that are past-due for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is past-due (i.e., non-accrual loans) and restructured loans earning no interest.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2023, 2022 and 2021.

	For the year ended December 31,
	2023			2022			2021
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Assets
Interest earning assets
Deposits in Central Bank
Ch$	1,151,196	11,367	1.0%	489,899	19,503	4.0%	1,317,498	4,731	0.4%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	1,151,196	11,367	1.0%	489,899	19,503	4.0%	1,317,498	4,731	0.4%
Financial investments (1)
Ch$	6,870,255	312,529	4.5%	6,158,172	174,066	2.8%	4,134,617	99,782	2.4%
UF	1,948,039	15,401	0.8%	1,881,946	36,466	1.9%	1,634,550	42,939	2.6%
Foreign currency	2,032,147	23,155	1.1%	2,002,023	—	—%	3,398,637	9,264	0.3%
Total	10,850,441	351,085	3.2%	10,042,141	210,532	2.1%	9,167,803	151,986	1.7%
Commercial Loans
Ch$	7,514,142	990,169	13.2%	7,420,641	728,650	9.8%	7,927,561	406,497	5.1%
UF	6,404,622	630,575	9.8%	6,776,739	1,231,218	18.2%	6,470,164	562,282	8.7%
Foreign currency	3,605,705	221,816	6.2%	3,677,328	137,280	3.7	2,763,604	90,482	3.3%
Total	17,524,469	1,842,560	10.5%	17,874,708	2,097,148	11.7%	17,161,329	1,059,260	6.2%
Consumer loans
Ch$	5,141,105	786,598	15.3%	4,826,207	629,334	13.0%	4,602,144	479,956	10.4%
UF	10,513	507	4.8%	13,143	1,521	11.6%	11,912	1,270	10.7%
Foreign currency	72,816	5	—%	70,960	5	—%	52,089	—	—%
Total	5,224,434	787,110	15.1%	4,910,309	630,860	12.8%	4,666,145	481,227	10.3%
Mortgage loans
Ch$	7,660	17	0.2%	1,696	22	1.3%	2,489	64	2.6%
UF	16,306,409	1,287,251	7.9%	14,685,885	1,102,944	7.5%	12,972,976	670,942	5.2%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	16,314,069	1,287,268	7.9%	14,687,581	1,102,966	7.5%	12,975,465	671,006	5.2%
Interbank loans
Ch$	5,541	579	10.4%	11,260	925	8.2%	19,060	429	2.2%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	5,541	579	10.4%	11,260	925	8.2%	19,060	429	2.2%
Investment agreements to resell
Ch$	21,952	—	—%	3,629	433	11.9%	6,185	355	5.7%
UF	—	71	—%	—	—	—%	28	2	8.0%
Foreign currency	—	—	—%	1,268	56	4.4%	—	—	—%
Total	21,952	71	0.0%	4,897	489	10.0%	6,213	357	5.7%
Threshold (2)
Ch$	984,360	9,564	1.0%	842,451	44,607	5.3%	172,242	467	0.3%
UF	2	—	—%	—	—	—%	89,568	—	—%
Foreign currency	2,515,723	114,388	4.5%	2,219,946	—	—%	953,774	732	0.1%
Total	3,500,085	123,952	3.5%	3,062,397	44,607	1.5%	1,215,583	1,199	0.1%

	For the year ended December 31,
	2023			2022			2021
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Total interest earning assets
Ch$	21,696,211	2,110,823	9.7%	19,753,955	1,597,540	8.1%	18,181,795	992,281	5.5%
UF	24,669,585	1,933,805	7.8%	23,357,713	2,372,149	10.2%	21,179,197	1,277,436	6.0%
Foreign currency	8,226,391	359,364	4.4%	7,971,524	137,341	1.7%	7,168,103	100,478	1.4%
Total	54,592,187	4,403,992	8.1%	51,083,192	4,107,030	8.0%	46,529,096	2,370,195	5.1%

Cash
Ch$	1,147,881			1,245,813			784,836
UF	1,190			1,393			—
Foreign currency	149,615			121,113			92,392
Total	1,298,686			1,368,319			877,228
Allowance for loan losses
Ch$	(1,285,860)			(1,162,923)			(1,164,182)
UF	—			—			—
Foreign currency	(125,624)			(116,716			(16,193)
Total	(1,411,484)			(1,279,639)			(1,180,375)

	For the year ended December 31,
	2023			2022			2021
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Fixed assets
Ch$	109,720			99,152			201,730
UF	—			—			—
Foreign currency	—			—			—
Total	109,720			99,152			201,730
Derivatives
Ch$	11,915,184			12,804,979			7,231,880
UF	—			—			—
Foreign currency	—			(39)			—
Total	11,915,184			12,804,940			7,231,880
Financial Investment (Trading)
Ch$	78,500			97,396			1,086,865
UF	85,377			84,546			46,127
Foreign currency	695,497			1,022,075			344,063
Total	859,374			1,204,017			1,477,055
Other assets
Ch$	1,433,356			3,446,277			1,495,030
UF	78,050			69,413			465,603
Foreign currency	662,652			590,837			769,986
Total	2,174,058			4,106,527			2,730,619
Total non-interest earning assets
Ch$	13,398,781			16,530,694			9,636,160
UF	164,617			155,352			511,730
Foreign currency	1,382,140			1,617,270			1,190,249
Total	14,945,538			18,303,316			11,338,138

Total assets
Ch$	35,094,992	2,110,823		36,284,649	1,597,540		27,817,954	992,281
UF	24,834,202	1,933,805		23,513,065	2,372,149		21,690,927	1,277,436
Foreign currency	9,608,531	359,364		9,588,794	137,341		8,358,352	100,478
Total	69,537,725	4,403,992		69,386,508	4,107,030		57,867,233	2,370,195

	For the year ended December 31,
	2023			2022			2021
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Liabilities And Shareholders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	10,798	281	2.6%	3,869	10	0.3%	3,656	9	0.3%
UF	179,671	6,562	3.7%	194,609	22,449	11.5%	174,124	10,506	6.0%
Foreign currency	—	—	—%	—	—	—	—	—	—%
Total	190,469	6,843	3.6%	198,478	22,459	11.3%	177,779	10,515	5.9%
Time deposits
Ch$	11,007,900	1,115,853	10.1%	8,658,972	720,600	8.3%	8,464,907	61,391	0.7%
UF	1,125,964	95,029	8.4%	794,934	108,714	13.7%	180,258	14,174	7.9%
Foreign currency	4,258,929	—	—%	4,660,901	—	—%	4,529,125	5,656	0.1%
Total	16,392,793	1,210,882	7.4%	14,114,807	829,314	5.9%	13,174,290	81,221	0.6%
Central bank borrowings
Ch$	5,773,345	703,113	12.2%	5,441,584	464,758	8.5%	5,546,895	52,642	0.9%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	5,773,345	703,113	12.2%	5,441,584	464,758	8.5%	5,546,895	52,642	0.9%

	For the year ended December 31,
	2023			2022			2021
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Repurchase Agreements
Ch$	397,017	35,597	9.0%	125,837	16,847	13.4%	121,446	999	0.8%
UF	—	—	—%	—	11	—%	—	1	—%
Foreign currency	382,197	20,184	5.3%	324,795	—	—%	13,632	—	—%
Total	779,214	55,781	7.2%	450,632	16,858	3.7%	135,078	1,000	0.7%
Mortgage finance bonds
Ch$	—	—	—%	—	—	—	—	—	—%
UF	2,063	192	9.3%	5,058	874	17.3%	9,105	991	10.9%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	2,063	192	9.3%	5,058	874	17.3%	9,105	991	10.9%
Commercial paper
Ch$	—	—	—%	—	—	—%	—	—	—%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	613,212	35,772	5.8%	298,142	7,137	2.4%	277,666	716	0.3%
Total	613,212	35,772	5.8%	298,142	7,137	2.4	277,666	716	0.3%
Other interest bearing liabilities
Ch$	3,859,742	819,756	21.2%	3,038,893	314,537	10.4%	1,012,965	10,370	1.0%
UF	5,184,297	463,172	8.9%	4,730,899	866,326	18.3%	4,724,054	348,387	7.4%
Foreign currency	5,876,169	15,432	0.3%	6,680,180	14,655	0.2%	4,044,352	69,579	1.7%
Total	14,920,208	1,298,360	8.7%	14,449,972	1,195,518	8.3%	9,781,372	428,336	4.4%
Total interest bearing liabilities
Ch$	21,048,802	2,674,600	12.7%	17,269,155	1,516,752	8.8%	15,149,870	125,410	0.8%
UF	6,491,995	564,955	8.7%	5,725,500	998,374	17.4%	5,087,541	374,059	7.4%
Foreign currency	11,130,507	71,388	0.6%	11,964,018	21,792	0.2%	8,864,775	75,951	0.9%
Total	38,671,304	3,310,943	8.6%	34,958,674	2,536,918	7.3%	29,102,186	575,420	2.0%

	For the year ended December 31,
	2023			2022			2021
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Non-interest bearing liabilities
Non-interest bearing demand deposits
Ch$	10,754,65			12,414,155			13,652,135
UF	89,127			92,488			72,007
Foreign currency	256,083			338,171			311,100
Total	11,099,86			12,844,814			14,035,242
Derivatives
Ch$	10,937,254			11,979,326			7,666,801
UF	—			—			—
Foreign currency	157			(50)			—
Total	10,937,411			11,979,276			7,666,801
Other non-interest bearing liabilities
Ch$	1,768,888			4,105,928			1,249,442
UF	445,842			384,484			752,420
Foreign currency	1,894,120			1,589,269			998,736
Total	4,108,850			6,079,681			3,000,598
Shareholders’ equity
Ch$	4,720,294			3,524,063			3,485,008
UF	—			—			—
Foreign currency	—			—			577,399
Total	4,720,294			3,524,063			4,062,407

Total non-interest bearing liabilities and shareholders’ equity
Ch$	28,181,092			32,023,472			26,053,386
UF	534,969			476,972			824,426
Foreign currency	2,150,360			1,927,390			1,887,236
Total	30,866,421			34,427,834			28,765,048

Total Liabilities and Shareholders’ Equity
Ch$	49,229,894	2,674,600		49,292,628	1,516,752		41,203,255	125,410
UF	7,026,964	564,955		6,202,472	998,374		5,911,968	374,059
Foreign currency	13,280,867	71,388		13,891,408	21,792		10,752,010	75,951
Total	69,537,725	3,310,943		69,386,508	2,536,918		57,867,233	575,420

(1)	This line item includes debt instruments at fair value through other comprehensive income according to IFRS 9.

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis

The following table allocates, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2023 compared to 2022 and 2022 compared to 2021. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2022 to 2023 Due to Changes in			Increase (Decrease) from 2021 to 2022 Due to Changes in
	Volume	Rate	Net Change from 2022 to 2023	Volume	Rate	Net Change from 2021 to 2022
ASSETS
Interest earning assets
Deposits in Central Bank
Ch$	(4,880)	(3,256)	(8,136)	11,045	3,726	14,772
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	(4,880)	(3,256)	(8,136)	11,045	3,726	14,772
Financial investments
Ch$	(157,121)	295,584	138,463	103,655	(29,371)	74,284
UF	(4,667)	(16,398)	(21,065)	(2,894)	(3,580)	(6,473)
Foreign currency	(4,218)	27,374	23,155	(8,977)	(287)	(9,264)
Subtotal	(166,006)	306,560	140,553	91,784	(33,237)	58,546
Commercial loans
Ch$	(2,577)	264,096	261,519	8,698	313,456	322,153
UF	(19,351)	(581,292)	(600,643)	4,499	664,437	668,936
Foreign currency	5,549	78,987	84,536	41,834	4,964	46,798
Subtotal	(16,379)	(238,209)	(254,588)	55,031	982,856	1,037,888
Consumer loans
Ch$	939	156,325	157,264	7,663	141,715	149,378
UF	42	(1,056)	(1,014)	63	188	251
Foreign currency	—	—	—	5	—	5
Subtotal	981	155,269	156,250	7,730	141,903	149,633
Mortgage loans
Ch$	(4)	(1)	(5)	(119)	77	(42)
UF	1,054,715	(870,408)	184,307	(44,295)	476,297	432,002
Foreign currency	—	—	—	—	—	—
Subtotal	1,054,710	(870,408)	184,302	(44,414)	476,373	431,960
Interbank loans
Ch$	(226)	(120)	(346)	173	324	496
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	(226)	(120)	(346)	173	324	496
Investment under agreements to resell
Ch$	(22)	(411)	(433)	10	68	78
UF	—	—	—	(2)	—	(2)
Foreign currency	(56)	—	(56)	—	56	56
Subtotal	(78)	(411)	(489)	8	124	132
TRESHOLD
Ch$	(6,357)	(28,686)	(35,043)	2,320,858	(2,276,718)	44,140
UF	—	—	—	—	—	—
Foreign currency	(50,503)	164,891	114,388	(740)	8	(732)
Subtotal	(56,859)	136,204	79,345	2,320,118	(2,276,710)	43,408
Total interest earning assets
Ch$	(170,248)	683,531	513,283	2,451,983	(1,846,724)	605,259
UF	1,030,740	(1,469,155)	(438,415)	(42,628)	1,137,341	1,094,713
Foreign currency	(49,228)	271,252	222,023	32,122	4,741	36,863
Total	811,263	(514,372)	296,891	2,441,476	(704,641)	1,736,835

	Increase (Decrease) from 2022 to 2023 Due to Changes in			Increase (Decrease) from 2021 to 2022 Due to Changes in
	Volume	Rate	Net Change from 2022 to 2023	Volume	Rate	Net Change from 2021 to 2022
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing liabilities
Savings accounts
Ch$	404	(133)	271	1	—	1
UF	189	(16,076)	(15,887)	(247)	12,191	11,943
Foreign currency	—	—	—	—	—	—
Subtotal	592	(16,208)	(15,616)	(247)	12,190	11,944
Time deposits
Ch$	195,478	199,775	395,253	1,407	657,802	659,209
UF	631	(14,316)	(13,685)	7,492	87,048	94,540
Foreign currency	—	—	—	(8,930)	3,274	(5,656)
Subtotal	196,109	185,459	381,568	(31)	748,124	748,093
Central Bank borrowings
Ch$	(15,082)	253,437	238,355	6,009	406,107	412,116
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	(15,082)	253,437	238,355	6,009	406,107	412,116
Repurchase agreements
Ch$	(1,672)	20,422	18,750	(265)	16,113	15,848
UF	—	(11)	(11)	—	10	10
Foreign currency	(10,253)	30,437	20,184	—	—	—
Subtotal	(11,926)	50,849	38,923	(265)	16,123	15,858
Mortgage finance bonds
Ch$	—	—	—	—	—	—
UF	(287)	(395)	(682)	89	(206)	(117)
Foreign currency	—	—	—	—	—	—
Subtotal	(287)	(395)	(682)	89	(206)	(117)
Commercial papers
Ch$	—	—	—	—	—	—
UF	—	—	—	—	—	—
Foreign currency	91,698	(63,063)	28,635	1,809	4,613	6,421
Subtotal	91,698	(63,063)	28,635	1,809	4,613	6,421
Other interest bearing liabilities
Ch$	(22,286)	527,505	505,219	(211,319)	515,486	304,167
UF	19,288	(422,442)	(403,154)	13	517,926	517,939
Foreign currency	756	21	777	(75,762)	20,837	(54,924)
Subtotal	(2,241)	105,083	102,842	(287,067)	1,054,249	767,182
Total interest bearing liabilities
Ch$	156,841	1,001,007	1,157,848	(204,166)	1,595,508	1,391,342
UF	19,821	(453,240)	(433,419)	7,347	616,968	624,315
Foreign currency	(9,497)	30,458	20,961	(84,692)	24,112	(60,580)
Total	167,166	578,224	745,390	(281,511)	2,236,588	1,955,076

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	Year ended December 31,
	2023	2022	2021
	(in millions of Ch$)
Total average interest-earning assets
Ch$	21,696,211	19,753,955	18,181,795
UF	24,669,585	23,357,713	21,179,197
Foreign currencies	8,226,391	7,971,524	7,168,103
Total	54,592,187	51,083,192	46,529,096
Net interest earned(1)
Ch$	(563,777)	80,788	866,871
UF	1,368,850	1,373,775	903,377
Foreign currencies	287,976	115,549	24,527
Total	1,093,049	1,570,112	1,794,775
Net interest margin(2)
Ch$	(2.6)	0.4	4.8
UF	5.5	5.9	4.3
Foreign currencies	3.5	1.4	0.3
Total	2.0%	3.1%	3.9%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by total average interest-earning assets.

Loan Portfolio

Loan Categories

Our loan categories are as follows:

Interbank loans

Interbank loans are long-term and short-term loans made to other local or international banks, granted in Chilean pesos or foreign currencies, usually at a variable rate linked to Chilean interbank rates, SOFR or other interbank rates.

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

Checking account debtors are checking overdraft lines granted to companies, in Chilean pesos or U.S.$, generally on a fixed rate nominal basis and linked to a company’s checking account.

Credit card debtors includes credit card balances from businesses subject to nominal fixed rate interest charges.

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

Other loans and accounts receivable loans include other commercial loans and accounts payable not included in any of the categories above.

Mortgage loans

Loans with mortgage finance bonds are inflation-indexed, fixed or variable rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage that are financed with mortgage finance bonds as defined in Chapter 9-1 of Chilean banking regulations. At the time of approval, these types of mortgage loans cannot be more than 75.0% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Mortgage bonds are our general obligations, and we are liable for all principal and accrued interest on such bonds. In addition, if the issuer of a mortgage finance bond becomes insolvent, the General Banking Law’s liquidation procedures provide that these types of mortgage loans with their corresponding mortgage bonds shall be auctioned as a unit and the acquirer must continue paying the mortgage finance bonds under the same conditions as the original issuer.

Endorsable mortgage mutual loans are inflation-indexed fixed rate or variable rate, long-term loans with monthly payment of principal and interest secured by a real property mortgage that are financed through general funding. These kinds of loans are supported by a contract deed, which can be sold in the market through an endorsement.

Mortgage mutual financed with mortgage bond includes mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by issuing mortgage bonds as defined in Chapter 9-2 of Chilean banking regulations.

Other mortgage mutual loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by our general borrowings.

Other loans and accounts receivable loans include other mortgage loans and accounts payable not included in any of the categories above.

Consumer loans

Installment consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis, to finance the purchase of consumer goods or to pay for services. This includes auto loans originated through Santander Consumer Chile.

Checking account debtors are checking overdraft lines to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis and linked to an individual’s checking account.

Credit card debtors include credit card balances subject to nominal fixed rate interest charges.

Leasing transactions are agreements for the financial leasing of automobiles and other property to individuals.

Other consumer loans are other loans to individuals that are not classified in any of the other categories shown above.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans at amortized cost as of December 31, 2023.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 15 years	Due after 15 years	Total balance as of December 31, 2023
	(in millions of Ch$)
Interbank loans	68,440	—	—	—	68,440

Commercial loans	6,103,354	4,665,521	2,100,291	367,271	13,236,437
Foreign trade loans	1,873,466	67,488	1,723	—	1,942,677
Checking accounts debtors	143,732	8	3	—	143,743
Credit card debtors	62,250	75,898	69	—	138,217
Factoring transactions	1,020,523	50	—	—	1,020,573
Leasing transactions	349,622	674,091	215,134	130	1,238,977
Student loans	7,708	19,819	18,452	1,105	47,084
Other loans and account receivable	265,104	38,536	243	66	303,949
SUBTOTAL Commercial loans	9,825,759	5,541,411	2,335,915	368,572	18,071,657
Loans with mortgage finance bonds	437	37	—	—	474
Endorsable mortgage mutual loans	648	387	47	—	1,082
Mortgage mutual financed with mortgage bonds	7,245	28,638	46,105	8,772	90,760
Other mortgage mutual loans	992,148	3,933,582	7,777,888	4,202,372	16,905,990
Other credit and account receivable	3,562	14,198	34,219	23,154	75,133
SUBTOTAL Mortgage loans	1,004,040	3,976,842	7,858,259	4,234,298	17,073,439
Installment consumer loans	1,325,283	2,306,075	77,514	12	3,708,884
Checking accounts debtors	150,947	4	3	—	150,954
Credit card debtors	599,649	1,135,506	634	—	1,735,789
Leasing transactions	1,107	974	1	—	2,082
Other consumer loans	637	2	2	—	641
SUBTOTAL Consumer loans	2,077,623	3,442,561	78,154	12	5,598,350
Total	12,975,862	12,960,814	10,272,328	4,602,882	40,811,886

The following tables present the total amount of loans due after one year that have fixed and variable interest rates as of December 31, 2023 for each category of loans required to be disclosed under IFRS financial statements. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.

	As of December 31, 2023
	(in millions of Ch$)
	Variable Interest Rates	Fixed Interest Rates
Interbank	68,440	-

Commercial loans	10,834,138	2,402,299
Foreign trade loans	1,726,257	216,420
Checking accounts debtors	13,300	130,443
Credit card debtors	138,217	—
Factoring transactions	1,020,573	—
Leasing transactions	47,084	—
Student loans	1,222,299	16,678
Other loans and account receivable	303,949	—
Subtotals	15,305,817	2,765,840
Loans with mortgage finance bonds	474	—
Endorsable mortgage mutual loans	1,082	—
Mortgage mutual financed with mortgage bonds	90,760	—
Other mortgage mutual loans	11,850,343	5,055,647
Other credit and account receivable	67,302	7,831
Subtotals	12,009,961	5,063,478
Installment consumer loans	3,708,445	439
Checking accounts debtors	9,414	141,540
Credit card debtors	1,735,789	—
Leasing transactions	2,082	—
Other consumer loans	641	—
Subtotals	5,456,371	141,979
Totals loans to clients	32,840,589	7,971,297

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

	2023	2022
	(Ch$ million)
Total loans	40,811,886	38,729,401
Allowance for loan losses	1,149,991	1,153,267
Impaired loans	2,189,613	1,682,496
Impaired loans as a percentage of total loans	5.37%	4.34%
Amounts non-performing	923,852	717,411
To the extent secured(1)	554,311	430,447
To the extent unsecured	369,541	286,964
Amounts non-performing as a percentage of total loans	2.26%	1.85%
To the extent secured(1)	1.36%	1.11%
To the extent unsecured	0.91%	0.74%
Loans loss allowances as a percentage of:
Total loans	2.82%	2.98%
Total amounts non-performing	124.48%	160.75%
Total amounts non-performing – unsecured	311.19%	401.89%

(1)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Credit Ratios

The following sets forth our credit ratios as of and for the years ended December 2023, 2022 and 2021 by loan category.

	As of and for the Year Ended December 31
	2023	2021	2020
	(in millions of Ch$)
Allowance for credit losses to total loans outstanding	2.82%	2.98%	2.88%
Allowance for credit losses	1,149,991	1,153,267	1,051,434
Total loans outstanding	40,811,886	38,729,401	36,529,062
Net write-offs during the period to average loans outstanding:
Commercial
Interbank Loans
Net charge-off during the period	-	—	—
Average amount outstanding	34,163	11,260	19,060
Ratio of net charge-off/average amount outstanding	—%	—%	—%
Commercial Loans
Net charge-off during the period	123,544	102,499	148,505
Average amount outstanding	13,794,651	14,254,233	13,764,674
Ratio of net charge-off/average amount outstanding	0.9%	0.7%	1.1%
Foreign Trade Loans
Net charge-off during the period	-	0	10,358
Average amount outstanding	1,828,177	1,646,604	1,318,946
Ratio of net charge-off/average amount outstanding	0.0%	0.0%	0.8%
Checking Account Debtors
Net charge-off during the period	3,462	4,962	6,341
Average amount outstanding	137,208	144,773	120,034
Ratio of net charge-off/average amount outstanding	2.5%	3.4%	5.3%
Factoring Transactions
Net charge-off during the period	889	2,230	1,417
Average amount outstanding	831,437	835,763	454,273
Ratio of net charge-off/average amount outstanding	0.1%	0.3%	0.3%
Leasing Transactions
Net charge-off during the period	2,267	9,976	8,792
Average amount outstanding	50,103	1,347,664	1,319,618
Ratio of net charge-off/average amount outstanding	4.5%	0.7%	0.7%
Student Loans
Net charge-off during the period	7,468	1,624	1,311
Average amount outstanding	1,287,533	54,366	59,246
Ratio of net charge-off/average amount outstanding	0.6%	3.0%	2.2%
Other Loans and Accounts Receivable
Net charge-off during the period	14,670	19,374	2
Average amount outstanding	222,999	233,811	124,538
Ratio of net charge-off/average amount outstanding	6.6%	8.3%	0.0%
Total Commercial
Net charge-off during the period	155,511	140,665	176,726
Average amount outstanding	18,317,077	18,528,474	17,180,389
Ratio of net charge-off/average amount outstanding	0.8%	0.8%	1.0%
Residential
Loans with Mortgage Finance Bonds
Net charge-off during the period	24	19	23
Average amount outstanding	1089	3,004	5,976
Ratio of net charge-off/average amount outstanding	2.2%	0.6%	0.4%
Mortgage Mutual Loans financed with mortgage bonds
Net charge-off during the period	7	4	907
Average amount outstanding	95,701	87,415	88,349
Ratio of net charge-off/average amount outstanding	0.0%	0.0%	1.0%
Other Mortgage Loans
Net charge-off during the period	27,192	22,259	18,870
Average amount outstanding	16,001,670	14,621,584	12,881,140
Ratio of net charge-off/average amount outstanding	0.2%	0%	0.1%
Total Residential
Net charge-off during the period	27,274	22,282	19,800
Average amount outstanding	16,314,069	14,712,003	12,975,465
Ratio of net charge-off/average amount outstanding	0.2%	0.2%	0.2%

	As of and for the Year Ended December 31
	2023	2022	2021
	(in millions of Ch$)
Consumer Loans
Installment Consumer Loans
Net charge-off during the period	205,066	141,131	100,493
Average amount outstanding	3,817,414	3,710,662	3,579,688
Ratio of net charge-off/average amount outstanding	5.4%	3.8%	2.8%
Credit Card Balances
Net charge-off during the period	65,912	32,156	18,143
Average amount outstanding	1,541,871	1,328,114	1,083,252
Ratio of net charge-off/average amount outstanding	4.3%	2.4%	1.7%
Consumer Leasing Contracts
Net charge-off during the period	45	23	1
Average amount outstanding	2,309	2,793	2,990
Ratio of net charge-off/average amount outstanding	1.9%	0.8	0.0%
Other Consumer Loans
Net charge-off during the period	3,139	1,594	4,848
Average amount outstanding	857	480	215
Ratio of net charge-off/average amount outstanding	366.3%	332.1%	2254.9%
Total Consumer
Net charge-off during the period	274,162	174,904	123,485
Average amount outstanding	5,362,451	5,042,049	4,666,145
Ratio of net charge-off/average amount outstanding	5.1%	3.5%	2.6%
Total Loans
Net charge-off during the period	456,947	337,851	320,011
Average amount outstanding	39,993,597	38,282,526	34,821,999
Ratio of net charge-off/average amount outstanding	1.1%	0.9%	0.9%

Deposits

The principal components of our deposits are savings accounts and time deposits and non-interest bearing demand deposits. For an analysis of average deposits for 2023 and 2022, see “—Average Balances, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities.” The following table uses an estimate of uninsured time deposits which are not covered by the Chilean government guarantees as outlined in Item 4. Information on the Company – Deposit insurance.

	For the year ended December 31,
	2023	2022
	(in millions of Ch$)
Insured deposits	213,524	194,960
Uninsured deposits	15,697,728	12,654,685
Of which:
Excess over guaranteed limit	646,492	642,292
Otherwise uninsured	3,692,958	3,701,690
Total	15,911,252	12,849,645

	For the year ended December 31, 2023
	Ch$	Foreign currency	Total
	(in millions of Ch$)
Time deposits otherwise uninsured with a maturity of:
3 months or less	14,457,554	143,923	14,601,477
Over 3 months through 6 months	724,915	65,696	790,611
Over 6 months through 12 months	197,250	36,766	234,016
Over 12 months	60,127	11,497	71,623
Total	15,439,847	257,881	15,697,728

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 9 directors and two alternates who are elected at our ordinary shareholders’ meetings. The current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 30, 2023. Members of the Board of Directors are elected for three-year terms. The term of the current Board members expires in April of 2026.

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

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Claudio Melandri Hinojosa	President	Asset and Liability Committee Remuneration Committee Integral Risk Committee Management Appointment Committee	Apr-26
Rodrigo Vergara Montes	First Vice President	Audit Committee Asset and Liability Committee (President) Management Appointment Committee	Apr-26
Orlando Poblete Iturrate	Second Vice President	Remuneration Committee Audit Committee (President)	Apr-26
María Olivia Recart	Director	Integral Risk Committee Asset and Liability Committee	Apr-26
Felix de Vicente Mingo	Director	Asset and Liability Committee Audit Committee Integral Risk Committee	Apr-26
Ana Dorrego de Carlos	Director	—	Apr-26
Rodrigo Echenique Gordillo	Director	—	Apr-26
Lucia Santa Cruz Sutil	Director	Integral Risk Committee	Apr-26
Blanca Bustamante Bravo	Director	Integral Risk Committee Management Appointment Committee (President)	Apr-26
Alfonso Gómez Morales	Alternate Director	Integral Risk Committee (President) Remuneration Committee Asset and Liability Committee	Apr-26
Juan Pedro Santa Maria Perez	Alternate Director	Audit Committee (Secretary) Integral Risk Committee	Apr-26

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

Rodrigo Vergara became a director and First Vice President of the Board on July 12, 2018. He is a professor of Economics at Pontificia Universidad Católica de Chile and an economic consultant and board member for various companies. He graduated with an Economics Degree from the Pontificia Universidad Católica de Chile in 1985 and earned a Doctorate Degree in Economics from Harvard University in 1991. He is a researcher at the Center for Public Studies (CEP) and an associate researcher at the Harvard University School of Government (Kennedy School). He is the author of numerous articles published in specialized professional journals and has edited several books. Along with this, he is a professor of Economics at the Catholic University of Chile and is an economic consultant and member of the board of directors of several companies. He went to work at the Central Bank of Chile in 1985. Then he was at the Center for Public Studies and at the Catholic University of Chile. In 2009 he joined the Council of the Central Bank of Chile, assuming his position as president between 2011 and 2016. In addition, he has been an economic advisor to the central banks and governments of several countries and has been an external consultant to the World Bank, the International Monetary Fund, the Inter-American Bank Development and the United Nations.

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

María Olivia Recart joined the Board in March 2023 as an alternate director and was voted to the Board in April 2023. She has a degree in Business Administration with a major in Economics from the University of Concepción and a Master of Arts in Economics from Georgetown. She has more than 25 years of experience in public policy, R&D, senior management of companies and non-profit organizations. She spent 16 years at Fundación Chile, and then served as undersecretary in the Ministry of Finance (2006-2010). At the end of 2010, she assumed as VP of Corporate Affairs for the Region of the Americas of the Australian mining company BHP. Between 2019 and 2023 she was National Chancellor of the Santo Tomás University (UST). She is president of the board of directors of Comunidad Mujer, director of Esval, Essbio, Lundin Mining and Aclara.

Félix de Vicente Mingo became a director on March 27, 2018. He has a Business degree with a specialization in Economics from Universidad de Chile. Between 2013 and 2014, he was Minister of Economy, Development and Tourism of Chile. Before this, he was a Trade Commissioner of ProChile, an institution of the Ministry of Foreign Affairs dedicated to promoting Chilean products abroad. In his career he has been president and partner of several companies both in Chile and abroad.

Ana Dorrego became a director on March 15, 2015. She has been working at the Santander Group since 2000 mainly in the Financial Planning and Corporate Development department, coordinating the Group’s planning processes and following up on the different Santander Group units and projects. She is currently a Directo of Caceis. She was director of E-business development for the Santander Group and previously she was a corporate client relationship manager and commercial director of transactional banking at Bankinter. Ms. Dorrego holds a degree in Business Administration from Universidad Pontificia de Comillas ICAI-ICADE, and a master’s degrees in Business Administration from Deusto University – Bilbao, Spain, and Adolfo Ibañez, Miami/Chile.

Rodrigo Echenique Gordillo became a director in March 2019. He has a law degree from Universidad Complutense de Madrid. He is president of Fundación Banco Santander and a non-executive director of Inditex. He has ample experience in international banking, having held positions as CEO and Vice President at Banco Santander. He has also been president of Santander Spain and president of Banco Popular. Likewise, he has had multiple responsibilities as president and member of the boards of directors of several industrial and financial companies.

Lucía Santa Cruz Sutil became a director on August 19, 2003. She is a Member of the Board of Universidad Adolfo Ibañez. She is director of Compañía de Seguros Generales y de Vida La Chilena Consolidada (Zurich) and is a member of the Advisory Board of Nestle Chile. She is a member of the Self-Regulation Committee for Insurance Companies in Chile. Ms. Santa Cruz is a historian and holds a Master in Philosophy in History from Oxford University and a Bachelor of Arts in History from King's College, University of London.

Blanca Bustamante Bravo became an alternate director on April 28, 2015 and was voted to the Board in April 2023. She holds a commercial engineering degree with mention in economics from Universidad Católica de Chile. Her professional experience includes the role of economic analyst for the Central Bank of Chile and research analyst for Oppenheimer & Co. in New York and IM Trust. In 1998, she joined Viña Concha y Toro as Head of Investor Relations, a position held until 2010. In 2001, she also became deputy manager of Corporate Communications and in 2017 was named Director of Corporative Affairs. Since 2013, she has been a director in the Center for Research & Innovation for Viña Concha y Toro. In 2023, she left her managerial position in Viña Concha y Toro and assumed as a board member.

Alfonso Gómez became a director on March 27, 2018 and an alternate director in April 2023. He has a Civil Engineering degree from Universidad Católica de Chile, and a Master of Design and a Ph.D. from the Royal College of Art of London. He is an advisor to the Innovation Center UC Anacleto Angelini. He started his career in the Industrial and System Engineering Department of Universidad Católica de Chile. He was founder of various companies, such as Apple Chile, Unlimited and Virtualia, the first social network developed in Latin America. He has been a director of numerous companies and institutions such as the National Council of Culture and the Arts, Fundación País Digital, the National Council of Innovation, Sonda, Derco, Puerto de Valparaíso, Corporación 3xi, Conecta Logística and Boma Chile. He was Dean of the Faculty of Engineering and later Dean of the Business School of Universidad Adolfo Ibáñez.

Juan Pedro Santa María Pérez became an alternate director in April 2023 after serving as a full Board member since July 24, 2012. He previously served as Corporate Legal Director for Grupo Santander in Chile, Legal Counsel for Santander-Chile, Banco O’Higgins and Banco Santiago. He was President of the Legal Committee of the Asociación de Bancos e Instituciones Financieras de Chile for over 20 years and President Pro-Tempore of the Financial Law Committee of the Federación Latinoamericana de Bancos (FELABAN). He is a member of the Counsel of Arbitrage and Mediation of the Chamber of Commerce of Santiago. Mr. Santa María holds a degree in Law from the Pontificia Universidad Católica de Chile.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Román Blanco	Chief Executive Officer	Aug-22
Pedro Orellana	Executive Vice-President of Retail Banking	Apr-21
Andres Trautmann	Executive Vice-President of Corporate and Investment Banking	May-21
Luis Araya	Executive Vice-President of Middle-Market	Apr-21
Emiliano Muratore	Chief Financial Officer	Apr-16
Guillermo Sabater	Financial & Cost Controller	Nov-15
Oscar Gomez	Executive Vice-President of Risk	Sep-23
Ricardo Bartel	Executive Vice-President of Technology and Operations	Jun-15
Paula Melendez	Executive Vice-President of Human Resources	Jun-23
Sergio Avila	Executive Vice-President of Administration and Global Payments	Mar-15
Claudia Heimpell	Executive Vice-President of Client Experience & Service Quality	Nov-22
Cristian Florence	General Counsel	Sep-12
Mey Lin Hernandez	Executive Vice President of Internal Audit	Sep-23
Jorge Valencia	Executive Vice-President of Wealth Management and Insurance	Nov-21
Fernando Larraín	Executive Vice-President of Communications, Marketing and Research	Jun-23
Jonathan Covarrubias	Chief Accounting Officer	May-19
Soledad Ramirez	Senior Manager Sustainable Finance & Climate Change	Mar-23

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

Pedro Orellana became the executive Vice-President of Retail Banking in April 2021. He has been part of the Santander Group for 27 years. He began his career in the Bank in 1995, where he has had various responsibilities, including serving as Manager of the Individuals and SMEs segments. He was also Executive vice-president of Retail Banking in Colombia and then Head of Retail Banking of the Americas Division in Madrid. Mr. Orellana holds a degree in Civil Engineering from Universidad de Chile and a CFI from Stanford.

Andrés Trautmann became the Executive Vice-President of Santander Corporate and Investment Banking in May 2021. He joined Grupo Santander in 2007, serving as Treasurer of Santander Chile between 2018 and 2021. Between 2013 and 2018 he was in charge of sales for the Andean region for Goldman Sachs in New York, and prior to that he was Head of Institutional and Corporate Sales at Santander Chile. He was also in charge of sales of structured products in London for Santander UK between 2010 and 2012. Between 2002 and 2006, he worked at Econsult as investment manager for investment funds and financial analyst for studies, and previously he was a financial analyst in the planning and development department of Enersis S.A. Mr. Trautmann is a Commercial Engineer from Universidad de Chile.

Luis Araya became the Executive Vice-President of our Middle-market banking segment in May 2021. Prior to that, he held various responsibilities in different divisions throughout the 25 years he has worked in the Bank. Before becoming manager of this segment, he was manager of the Santander branch network for four years and Manager of Human Resources for the Individuals Division for two years. Before that, he was part of the Commercial Division as Manager of Products, Investments and the Individuals segment. He also worked for Santander Corporate and Investment Banking for nine years. Luis Araya holds a degree in Civil Engineering and has a Master of Science in Engineering, both from Pontificia Universidad Católica de Chile.

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

Guillermo Sabater is the Financial and Cost Controller of Santander-Chile and has been working for Santander Group and its affiliates for 28 years. Between 2009 and 2015, he was Senior Executive Vice President of Santander in the U.S. and CFO and Controller of Sovereign Bank and Santander Holdings USA. Before that, he was the financial controller of Banco Santander Chile between 2006 and 2009. He also served for three years, between 2003 and 2006, as Financial Controller of the Consumer Finance Division in Madrid, Spain. Mr. Sabater also served as an internal auditor during his first ten years at the company. He has a degree in Economics and Business Administration from University College of Financial Studies at Universidad Complutense de Madrid and completed a Program in Executive Development at the Institute of Business and has completed various courses at institutions such as Babson College and Boston University.

Oscar Gómez is the Executive Vice-President of Risks, a position he has held since September 2023. Previously, he was Director of Internal Audit, a position he held from January 2020 to September 2023. He has worked for Grupo Santander since 1997 in different positions in the Internal Audit Division, including serving as the Corporate Director for Financial Risk Information. Mr. Gómez has a degree in Economic and Business Science from Universidad de Cantabria and is certified by the IIA (Institute of Internal Auditors) as CIA (Certified Internal Auditor) and CRMA (Certification in Risk Management Assurance). He has also completed post graduate studies at Instituto de Empresa (Spain) and INSEAD.

Ricardo Bartel became the Executive Vice-President of Technology and Operations in June 2015 after joining Santander Chile in October 2014 as Manager of Operational Services of the same division. Previously, he held various management positions in product and service companies such as Chief Financial Officer at Madeco, Logistics and Distribution Manager and Chief Financial Officer of CCU SA. and Chief Executive Officer of Empresas Relsa S.A. and Laboratorio Maver. Mr. Bartel has both a Civil Engineering degree and a Master of Business Administration from Universidad Católica de Chile. He is also a graduate of the Directive Management of Companies Program (PADE) of ESE Business School of Universidad de los Andes.

Paula Meléndez became the Executive Vice-President of Human Resources in June 2023. She has extensive experience in the financial sector, both in financial operational areas and in human resources. She has been part of Grupo Santander since 2004 leading, among others, the People and Culture Management, Organizational Development, Change Management and Financial Operations Control teams. She is an auditor/accountant and engineer in Information and Management Control from the University of Chile and has a Master’s degree in Financial Management from the Adolfo Ibáñez University.

Sergio Avila is the Exectuive Vice-President of Administration and Global Payments. He has been part of Grupo Santander since 1996, having led the teams of Investment Funds, Structured Financing, Personal Banking, Personal Products, Company Products and Retail Risks, Costs and Suppliers. Mr. Avila has a Civil Engineering degree with specialization in Electricity and a Master of Science in Civil Engineering from Universidad Católica de Chile.

Claudia Heimpell became Executive Vice-President of Client Experience and Service Quality of Santander Chile in November 2022. She has held various positions within the organization, including Select and High Income Segment Manager, Medium and Massive Income Manager, Commercial Assistant Manager in the Mortgage Area, and Marketing and Complementary Channels Manager at Banefe. Between 2018 and 2022 she was at Scotiabank, where she was responsible for the Retail, Data Analytics and VP of Distribution segments. Ms. Heimpell has a degree in Business from Finis Terrae University, an AMP from Universidad de los Andes and IESE Business School-Universidad de Navarra and holds a Diploma in Strategic Leadership from the Pontificia Universidad Católica de Chile.

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

Mey Lin Hernandez is our Internal Auditor, a position she has held since September 2023. She has been working in internal auditing in Grupo Santander since Ocotber 2003. In March 2020 she joined Banco Santander Chile as head internal auditor for Market Risk. Ms. Hernández has a Business Degree from the Universidad Complutense de Madrid and is certified by COSO.

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

Fernando Larraín became Executive Vice-President of Communications, Marketing and Research in June 2023. During his career he has served as a government advisor in different ministries and countries and has been a consultant to multilateral organizations, a business advisor, an academic, and a manager at universities and trade associations. Between 2016 and 2020 he was general manager of the Association of Pension Fund Administrators. Subsequently, he served as a consultant to the World Bank, non-resident senior fellow of the Atlantic Council, Director of the International Center for Pension Administration and member of the board of various foundations. He is a business engineer with a major in economics from the Pontificia Universidad Católica de Chile and a Master's in Public Affairs from Princeton University.

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

Soledad Ramirez became the Senior Manager of Sustainable Finance and Climate Change in March 2023. She joined Santander Chile in August 2019 as head of Collaboration Revenue in the Corporate Banking division. She has focused much of her career on creating and executing corporate finance transactions, effective risk management, and portfolio performance. Between 2002 and 2018, she worked in Scotiabank Chile, holding multiple positions within corporate banking, before being transferred to Canada as director of the risk area, having adjudication roles for corporate banking and later designing policies for retail banking. She is a commercial engineer from the Pontificia Universidad Católica de Chile. She has more than 20 years of experience in the financial industry, related to roles within corporate and investment banking, credit risk management and strategy.

B. Compensation

For the year ended December 31, 2023, the aggregate amount of compensation paid by us to all of our directors, executive officers and management members was Ch$43,941 million (U.S.$50.3 million). For the year ended December 31, 2023, the aggregate amount of compensation paid by us to all of our directors was Ch$1,7711 million (U.S.$2.0 million), in monthly stipends.

At our annual shareholder meeting held on April 19, 2023, shareholders agreed to maintain the remunerations approved in the previous shareholders’ meeting in 2022. In addition, a monthly stipend per director of UF 250 (U.S.$10,518), UF 500 (U.S.$21,036) for the Chairman of the Board and UF 375 (U.S.$15,777) for the Vice-Chairman’s of the Board was set. This amount will be increased by UF 30 per month (U.S.$1,262) if a Board member is named to one or more committees of the Board. The additional amount will be UF 60 (U.S.$2,524) for the President of a committee and UF 15 (U.S.$631) for the Vice-President of one or more committees. In the case of the Integral Risk Committee, which holds sessions twice a month, the remuneration received by a regular board member is UF 15 (U.S.$631) per session with the President of this committee receiving 30 UF (U.S.$1,262) per session. Remuneration will be limited to two sessions per month, even if more sessions are held. Shareholders also approved the Audit Committee remuneration for its members. The remuneration received by a regular board member is UF 115 (U.S.$4,838) with the President of this committee receiving 230 UF (U.S.$9,676). This remuneration is in line with Chilean corporate governance law. In addition, we can pay certain directors professional service fees for the consulting services that they render to us in their fields of expertise. For the year ended December 31, 2023, we did not make any such payments to our directors.

Santander-Chile and its affiliates have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis.

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period. For the years ended December 31, 2023, 2022 and 2021 share-based compensation amounted to Ch$2,119 million, Ch$(1,169) million and Ch$(315) million.

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

Actuarial hypothesis assumptions

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment 2023	Plans post-employment 2022
Mortality chart	RV-2014	RV-2014
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Assets related to the pension fund contributed by the Bank into the Seguros Euroamerica insurance company with respect to defined benefit plans are presented as net of associated commitments. Activity for post-employment benefits is as follows:

	As of December 31,
	2023	2022
	(in millions of Ch$)
Plan assets	5,260	6,819
Commitments for defined-benefit plans:
For active personnel	(5,027)	(6,277)
Incurred by inactive personnel		—
Minus:
Unrealized actuarial (gain) losses		—
Balances at year end	233	542

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2023	2022	2021
	(in millions of Ch$)
a) Fair value of plan assets
Opening balance	6,819	7,127	8,224
Expected yield of insurance contracts	539	211	640
Employer contributions	1,269	337	995
Benefits paid	(3,367)	(856)	(2,659)
Fair value of plan assets at year end	5,260	6,819	7,200
b) Present value of obligations
Opening balance	(6,277)	(6,633)	(7,551)
Service cost	1,250	356	873
Present value of obligations at year end	(5,027)	(6,277)	(6,678)
Net balance at year end	233	542	522

Plan expected profit:

	As of December 31,
	2023	2022	2021
Type of expected yield from the plan’s assets	UF + 2.50% annually	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annually	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2023	2022	2021
	(in millions of Ch$)
Current period service expenses	1,250	356	(873)
Expected yield from plan’s assets	539	211	(640)
Total	1,789	567	(1,513)

C. Board Practices

Audit Committee

The Audit Committee (Comité de Directores y Auditoría) is comprised of three independent members of the Board of Directors and the Committee Secretary is Juan Pedro Santa María. The Chief Executive Officer, General Counsel, General Auditor and other managers of the Bank can be invited to the meetings if necessary and are present when discussing specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the independent registered public accounting firm and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

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

Integral Risk Committee

The Integral Risk Committee of the Board is responsible for reviewing and monitoring all risks that may affect us, allowing for integral risk management. This committee serves as the governing body through which the Board supervises risk in general. It also evaluates the reasonability of the systems for measurement and control of the following risks: Credit risk, Market risk, Operational risk, Cybersecurity, Solvency risk (BIS), Legal risks, Compliance risks and Reputational risks.

This Committee includes seven Board members. This committee also includes the Chief Executive Officer, the Director of Risk and other senior level executives from the risk and commercial side of our business. The Board members of this committee are:

Board member	Position in Committee
Alfonso Gomez	President
María Olivia Recart	Member
Félix de Vicente	Member
Blanca Bustamante	Member
Juan Pedro Santa María Pérez	Member
Claudio Melandri	Member
Lucía Santa Cruz	Member

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

Board member	Position in Committee
Rodrigo Vergara Montes	President
Claudio Melandri	Member
María Olivia Recart	Member
Félix de Vicente	Member
Alfonso Gomez Morales	Member

The main functions of the ALCO are:

●	Making the most important decisions, approving the risk appetite and limits regarding our exposure to inflation, interest rate risk, inflation risk, funding, capital and liquidity levels.

●	Review of the evolution of the most relevant local and international markets and monetary policies.

●	Analyzing the main economic and risk factors that directly impact the results of the trading portfolios.

●	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

●	Reviewing the net foreign exchange exposure and limit.

●	Reviewing the results of the Bank’s client treasury business.

The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are the following:

Risk	Measure
Interest rates	Sensitivity Capital
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

Remuneration Committee

The Remuneration Committee reviews the documentation referring to the evaluation and remuneration of roles defined as “key positions” and other members of the organization in general. The members of this committee are the following:

Board member	Position in Committee
Alfonso Gómez	President
Orlando Poblete	Member
Claudio Melandri	Member

D. Employees

As of December 31, 2023, on a consolidated basis, we had 9,229 employees: 8,660 of whom were bank employees, 521 of which were employees of our subsidiaries and 48 of which were employees of entities controlled by the Bank through other considerations. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 6,639 or 71.9% were unionized.

In December 2023, a new collective bargaining agreement was signed with the main unions ahead of schedule, which becomes effective as of September 1, 2024 and which expires on December 31, 2027. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2023
Executives	247
Supervisors	1,025
Professionals	5,715
Administrative	2,242
Total	9,229

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., which are controlled subsidiaries. Santander Spain has control over 67.18% of our shares and actual participation, excluding non-controlling shareholders that participate in Santander Chile Holding, S.A. of 67.13%.

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

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2023, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchange and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile as of December 31, 2023 on the Chilean Stock Exchange was Ch$8,103,183 million and U.S.$9,182 million on the NYSE. As of December 31, 2023, Santander-Chile had 11,013 holders of its ordinary shares registered in Chile, including The Bank of New York Mellon as Depositary (the “Depositary”) of Santander-Chile’s ADS Program. Other than the information disclosed in this section, there are no arrangements to the knowledge of Santander-Chile that can result in a change of control of Santander-Chile. As of December 31, 2023, there were a total of 23 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

In addition, under the Chilean Companies Law, a company may not enter into a transaction with related parties unless (i) such transaction has received the prior approval of the company’s Board of Directors and (ii) the terms of such transaction are consistent with the terms of transactions of a similar type prevailing in the market. If it is not possible to make this decision, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to call a shareholders’ meeting to resolve the matter, with the agreement of two thirds of the issued voting shares required for approval. For purposes of this regulation, the law considers the amount of a proposed transaction to be material if (1) it exceeds 1% of the company’s net worth (provided that it also exceeds UF2,000) or (2) it exceeds UF20,000.

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

	As of December 31,
	2023				2022				2021
	Group entities	Assoc-iates entities	Key personnel	Other	Group entities	Assoc-iates entities	Key personnel	Other	Group entities	Assoc-iates entities	Key personnel	Other
	(in millions of Ch$)				(in millions of Ch$)				(in millions of Ch$)
Loans and accounts receivable
Commercial loans	750,419	49,284	3,272	978	680,624	118	3,185	280	592,992	192	2,611	219
Mortgage loans	—	—	29,809	—	—	—	30,479	—	—	—	20,716	—
Consumer loans	—	—	6,388	—	—	—	6,540	—	—	—	6,562	—
Loans and accounts receivable	750,419	49,284	39,469	978	680,624	118	40,204	280	592,992	192	29,889	219
Allowance for loan losses	(1,037)	(50)	(361)	(19)	(2,213)	(8)	(164)	(10)	(2,586)	(30)	(138)	(6)
Net loans	749,382	49,234	39,108	959	678,411	100	40,040	270	590,406	162	29,751	213
Guarantees	—	—	—	—	—	—	—	—	2,039	—	25,545	117
Contingent loans
Personal guarantees	—	—	—	—	—	—	—	—	—	—	—	—
Letters of credit	1,960	—	—	—	19,162	—	—	—	13,848	—	—	—
Guarantees	438	—	—	343	30,422	—	—	—	538	—	—	—
Contingent loans	2,398	—	—	343	49,584	—	—	—	14,386	—	—	—
Allowance for contingent loans	(4)	—	—	(5)	(41)	—	—	—	(32)	—	—	—
Net contingent loans	2,394	—	—	338	49,543	—	—	—	14,354	—	—	—

Loans (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and (c) did not involve more than the normal collection risk.

Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

●	a bank may not extend to any person or legal entity (or group of related entities), directly or indirectly, unsecured loans in an amount that exceeds 5.0% of the bank’s regulatory capital, or secured loans in an amount that exceeds 25.0% of its regulatory capital. In the case of foreign export trade finance, this 5.0% ceiling is raised to: 10.0% for unsecured financing, 30.0% for secured financing. This ceiling is raised to 15.0% for loans granted to finance public works under the concessions system contemplated in the Decree with Force of Law 164 of 1991, of the Ministry of Public Works, provided that either the loan is secured on the concession, or the loan is granted as part of a loan syndication;

●	a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;

●	a bank may not extend loans to another bank in an aggregate amount exceeding 30.0% of its regulatory capital;

●	a bank may not directly or indirectly grant a loan, the purpose of which is to allow the borrower to acquire shares in the lending bank;

●	a bank may not lend, directly or indirectly, to a Director or any other person who has the power to act on behalf of the bank, or to certain related parties; and

●	a bank may not grant loans to individuals or legal entities involved in the ownership or management of the bank, whether directly or indirectly (including holders of 1.0% or more of its shares), on more favorable terms than those generally offered to non-related parties. Loans may not be extended to senior executives and to companies in which such individuals have a participation of 5.0% or more of the equity or net earnings in such companies. The aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

We are not aware of any loans to any related parties exceeding the above lending limits.

The table below shows all other assets and liabilities with related parties:

	As of December 31,
	2023				2022				2021
	Companies of the Group	Associ-ated companies	Key person-nel	Other	Companies of the Group	Assoc-iated companies	Key personnel	Other	Companies of the Group	Assoc-iated companies	Key person-nel	Other
	(in millions of Ch$)
Assets
Cash and deposits in banks	666,062	—	—	—	280,364	—	—	—	1,069,468	—	—	—
Financial assets at FVTPL	—	—	—	—	—	—
Financial derivative contracts	967,020	267,679	—	—	1,190,683	386,494	—	—	1,164,660	298,997	—	—
Other assets	686,950	550,400	—	—	676,850	287,053	—	—	1,042,852	437,227	—	—

Liabilities
Financial liabilities at FVTPL
Financial derivative contracts	1,255,740	370,314	—	—	1,695,284	326,149	—	—	2,083,795	224,247	—	—
Financial liabilities at amortized cost
Deposits and other demand liabilities	54,033	1,272	3,833	502	73,193	—	4,398	833	16,190	2,486	4,760	1,003
Time deposits and other time liabilities	145,649	—	9,894	1,589	10,376	—	9,442	1,102	900,830	1,677	3,066	948
Obligations under repurchase agreements	129,321	—	—	—	64,547	—	—	18,135	57,771	—	181	5,807
Interbank borrowing	33,693	—	—	—	224,798	—	—	—	640,860	—	—	—
Issued debt instruments	1,081,123	—	—	—	1,001,310	—	—	—	584,244	592,468	—	—
Other financial liabilities	257,915	435,093	—	—	267,130	325,070	—	—	—	—	—	—

Other transactions with related parties

During the years ended December 31, 2023, 2022 and 2021, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	As of December 31,
	2023				2022				2021
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)
Interest income and inflation-indexation adjustments	(45,542)	1,471	1,717	(41)	(44,196)	(13)	4,198	79	(24,428)	51	1,905	9
Fee and commission income and expenses	176,603	87,987	250	24	157,236	86,581	261	15	134,404	25,445	202	11
Net income (expense) from financial operations and net foreign exchange gain (loss)(1)	233,651	—	—	—	(690,780)	(47,993)	(217)	27	(751,605)	187,300	—	—
Other operating income and expenses	964	(734)	—	—	1,311	(619)	—	—	552	(525)	—	—
Key personnel compensation and expenses	—	—	(43,941)	—	—	—	(32,739)	—	—	—	(36,579)	—
Administrative and other expenses	(95,561)	(1,120)	—	—	(78,435)	(82,771)	—	—	(66,895)	(54,953)	—	—
Total	270,115	87,604	(41,974)	(17)	(654,864)	(44,815)	(28,497)	121	(707,972)	157,318	(34,472)	20

(1)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Only transactions with related parties equal to or greater than UF5,000 (U.S.$210,357) are included individually in the table above. Transactions with related parties between UF1,000 (U.S.$42,071) and up to UF5,000 are included in other transactions with related parties. All transactions were conducted at arm’s length.

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

Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of the date of the Audited Consolidated Financial Statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2023, the Bank has provisions for these legal actions of Ch$4,504 million (Ch$5,533 million as of December 31, 2022), which are included in “Provisions” in the Audited Consolidated Statements of Financial Position as provisions for contingencies.

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

The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend (Ch$ millions)(1)	Dividend (U.S.$ millions)(2)	Per share (Ch$/share)(3)	Per ADS (U.S.$/ADS)(4)%	over earnings(5)%	over earnings(6)
2020(7)	331,256	430.8	1.76	0.91	60	54
2021	310,468	443.4	1.65	0.94	60	61
2022	464,977	548.60	2.47	1.16	60	55
2023	485,191	610.1	2.57	1.30	60	61

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Dividend in U.S.$ million divided by the number of ADS, which was calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP. This is the payment ratio determined by shareholders.

(6)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under IFRS.

(7)	In 2020, shareholders of the Bank approved the distribution of 30% of the 2019 net income attributable to shareholders under Chilean Bank GAAP on April 30, 2020. This amounted to Ch$165,627 million (U.S.$198.0 million using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting) or Ch$0.88 per share (U.S.$ per ADR 0.49). In the Extraordinary Shareholders Meeting held on November 26, 2020, a further 30% of the 2019 earnings was approved.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our common stock is listed and traded on the Santiago Stock Exchange (under the ticker “BSANTANDER”). Our ADSs are listed and traded on the NYSE (under the ticker “BSAC”).

B. Plan of Distribution

Not applicable

C. Markets

Shares of our common stock are traded on the Chilean Stock Exchange. Each ADS represents 400 shares of common stock. ADRs have been issued pursuant to the amended and restated deposit agreement dated as of August 4, 2015. As of December 31, 2023, 31,999,913 ADSs were outstanding equivalent to 12,799,964,871 shares of common stock or 6.79%% of the total number of issued shares of common stock.

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

Prior to December 19, 2023, there was no income tax treaty effective between the United States and Chile. However, the Convention between the Government of the United States of America and the Government of the Republic of Chile for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital was signed on February 4, 2010, and it, along with the related Protocol (together, the “U.S.-Chile Double Tax Treaty”), entered into force on December 19, 2023. With respect to taxes withheld at source, the U.S.-Chile Double Tax Treaty will have effect for amounts paid or credited on or after February 1, 2024. For all other taxes, the U.S.-Chile Double Tax Treaty will have effect for taxable periods beginning on or after January 1, 2024. U.S. investors should consult their tax advisers as to the applicability of the U.S.-Chile Double Tax Treaty in their particular circumstances.

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

The Income Tax Law provides that a Foreign Holder is subject to income taxes on his or her Chilean-sourced income. For these purposes, Chilean source income means earnings from activities performed within Chilean territory or from sales, dispositions, or other transactions in connection with assets or goods located in Chile. Indirect sale regulations may also attribute Chilean sourced income.

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

However, if the Foreign Holder is a resident of a country with which Chile has a tax treaty for the avoidance of double taxation (a “Double Tax Treaty”) in force, the Foreign Holder may be entitled to apply the entire CIT against WHT otherwise due. Moreover, if the Foreign Holder is a resident of a country with a signed Double Tax Treaty that has not entered into force as of January 1, 2020 (as in the case of the United States), the Foreign Holder would also be entitled to a 100% CIT credit, without reduction by any related fiscal debit, until December 31, 2026. If by such date the treaty has not entered into force, the Foreign Holder will be subject to the general rules, and hence entitled only to a net credit of 65% of the CIT as described above. Please note that the U.S.-Chile Double Tax Treaty came into effect as of January 1, 2024 for all taxes except those withheld at source, and for all taxes as of February 1, 2024.

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

To prove residency in a country with which Chile has a Double Tax Treaty, whether signed or in force, a Foreign Holder must produce a government-issued residence certificate, duly translated and apostilled or legalized, recognizing the taxpayer as a resident of the corresponding country and sign a corresponding sworn statement. Foreign Holders are urged to consult with their tax advisers regarding all requirements to be entitled to the 100% CIT credit.

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

100% Credit available Taxable income	U.S.$100
CIT (27.0% of U.S.$100)	(27.0)
Net proceeds available	73.0
Dividend payment	73.0
Withholding Tax (35.0% of the sum of the dividend (U.S.$73.0) and the available CIT credit (U.S.$27.0))	35.0
CIT credit	(27.0)
Payable WHT	8.0
65
Net dividend received	(73.0-8.0)
11.0%
Effective dividend withholding tax rate	(8.0/73.0)

65% Credit available Taxable income	U.S.$100
CIT (27.0% of U.S.$100)	(27.0)
Net proceeds available	73.0
Dividend payment	73.0
Withholding Tax (35.0% of the sum of the dividend (U.S.$73.0) and the available CIT credit (U.S.$27.5))	35.0
CIT credit	(27.00)
CIT debt	9.45
Payable WHT	17.45
55.55
Net dividend received	(73.0-17.45)
24.0
Effective dividend withholding tax rate	(17.45/73.0)

Dividend distributions made in kind would be subject to the same Chilean tax rules as cash dividends. The U.S.-Chile Double Tax Treaty came into effect as of January 1, 2024, (with some provisions becoming effective on February 1, 2024); hence we recommend investors should consult their tax advisers as to the applicability of the treaty for their own circumstances.

Taxation of Capital Gains

Gain realized on the sale, exchange, or other disposition by a Foreign Holder of ADSs should not be subject to direct or indirect Chilean taxation, provided that such sale or disposition occurs outside Chile and that the depositor is also a foreign party. Provided these requirements are met, these gains will be understood as foreign source gains. The deposit and withdrawal of shares of common stock in exchange for ADSs should also not be subject to any Chilean taxes as there will be no transfer of shares of common stock.

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a Foreign Holder will be subject to WHT. This tax must be withheld by the purchaser, with an interim rate of 10.0% of the total price without any deduction, unless the gain subject to taxation can be determined, in which case the withholding will be equal to 35.0% of the gain. Such 35.0% rate could be reduced either by the application of local provisions (e.g., exemptions on the sale of actively traded stock by institutional investors, reduced rates on the sale of actively traded stock) or if the provisions of a Double Tax Treaty were to apply (providing also for both exempted or lowered tax rates on certain capital gains).

Notwithstanding the above, if the seller shows evidence that no capital gain was generated, the WHT would not be applicable. The purchaser will be released of its withholding obligations only if a particular set of documents is kept for such purpose. For tax purposes, the capital gain shall be the difference between the sales price and the acquisition cost of the stock.

The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement states that the highest price at which shares of common stock were exchanged on the Santiago Stock Exchange on the date of the exchange generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement made on the date of the exchange will not generate a capital gain subject to taxation in Chile. In the case where ADSs were exchanged for shares and the subsequent sale of the shares is made at a valuation which is different from the one on which the exchange is recorded in the shareholders’ registry of the issuer, capital gains subject to taxation in Chile may be generated, depending on the difference between the acquisition value and the sale price.

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

Consequently, as we have included this clause in the form of ADRs attached to the deposit agreement, the capital gain that might be generated if the shares received in exchange for ADSs were sold within two days prior to the date on which the exchange is recorded in the shareholders’ registry of the issuer, should not be subject to Chilean taxation. Distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation.

Cash amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both the CIT and the WHT (the former being creditable against the latter to the extent described above). In certain cases, and provided certain requirements are met, capital gains realized on the sale of actively traded stock of Chilean public companies by institutional investors may be exempt from Chilean income taxes.

Our stock is currently considered to be an actively traded stock in the Santiago Stock Exchange, and Foreign Holders of the stock who are institutional investors may qualify for an income tax exemption. Foreign Holders are urged to consult with their own tax advisers to determine whether an exemption applies to them.

The U.S.-Chile Double Tax Treaty came into effect as of January 1, 2024 (with some provisions becoming effective on February 1, 2024); hence we recommend investors should consult their tax advisers as to the applicability of the treaty in their circumstances.

Other Chilean Taxes

No Chilean inheritance, donation or succession taxes apply to the transfer or disposition of the ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by donation of shares of our common stock by a Foreign Holder. No Chilean stamp, issue, registration or similar taxes or duties apply to Foreign Holders of shares or ADSs.

Withholding Tax Certificates

Upon request, we will provide to Foreign Holders appropriate documentation evidencing the payment of Withholding Taxes. For further information, the investor should contact: Cristian Vicuña, irelations@santander.cl. Dividends payable to holders of ADSs are net of foreign currency conversion expenses of the Depositary and will be subject to the Withholding Tax currently at the rate of 35% (subject to credits in certain cases as described above).

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

This discussion is based on the Code, the U.S.-Chile Double Tax Treaty, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. In addition, this discussion does not address U.S. state, local and non-U.S. tax consequences. Please consult your tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of shares or ADSs in your particular circumstances.

As used herein, a “U.S. holder” is a person that for U.S. federal income tax purposes, is a beneficial owner of shares of our common stock or ADSs and is:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, a state thereof or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for purposes of the U.S.-Chile Double Tax Treaty and for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on shares of our common stock or ADSs, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. Subject to applicable limitations, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders may be taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded. A foreign corporation may also qualify as a qualified foreign corporation with respect to dividends if it is eligible for benefits of a comprehensive income tax treaty with the United States that has been determined by the U.S. Secretary of the Treasury to be satisfactory and that includes an exchange of information program. On December 28, 2023, the U.S. Internal Revenue Service (the “IRS”) released a notice adding the U.S.-Chile Double Tax Treaty to the list of current treaties between the U.S. and various countries that meet both of these requirements. You should consult your tax advisers to determine whether favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at such favorable rates. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective rate (after credit for CIT) as described above under “—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Chilean Taxation— Taxation of Dividends.” The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations that may vary depending upon your circumstances, Chilean taxes withheld from cash dividends on shares of our common stock or ADSs, reduced by the credit for any CIT, as described above under “—Chilean Taxation—Taxation of Dividends,” might be creditable against your U.S. federal income tax liability. On December 28, 2021, new Treasury regulations pertaining to foreign tax credits (the “Final Treasury Regulations”) were released that impose significant new limitations on the non-U.S. taxes (including withholding taxes) for which a foreign tax credit can be claimed. Corrections with respect to the Final Treasury Regulations were published on July 27, 2022, and the IRS has released a series of notices, most recently on December 11, 2023, which modify and, in some cases, indefinitely defer the application of certain aspects of the Final Treasury Regulations. We have not determined whether these limitations will prevent a U.S. Holder from claiming a foreign tax credit with respect to any withholding tax imposed on dividends on ADRs or shares of our common stock. As discussed above, the U.S.-Chile Double Tax Treaty entered into force on December 19, 2023. During periods of its applicability, Chilean income taxes withheld from dividends on shares or ADSs in excess of the rate provided in the U.S.-Chile Double Tax Treaty will not be creditable by a U.S. holder who is eligible for the benefits of the the U.S.-Chile Double Tax Treaty. The rules governing foreign tax credits, including the Final Treasury Regulations, are complex and you should consult your tax advisers to determine whether they may limit your ability to make effective use of foreign tax credits. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

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

As discussed above under “—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Chilean Taxation— Taxation of Capital Gains”, gain realized by a U.S. Holder on the sale or other disposition of our ADSs should be exempt from Chilean tax on capital gains provided that certain requirements are met. Similarly, gain realized by a U.S Holder that qualifies for the benefits of the U.S.-Chile Double Tax Treaty on the sale or other disposition of our common stock may be exempt from Chilean tax on capital gains under the U.S.-Chile Double Tax Treaty, provided certain conditions are met. If a Chilean tax is withheld on the sale or disposition of the shares of our common stock or ADSs, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Chilean tax. See “—Chilean Taxation—Taxation of Capital Gains” for a description of when a disposition may be subject to taxation by Chile. Such gain or loss generally will be U.S.-source gain or loss for foreign tax credit purposes. The Final Treasury Regulations generally preclude U.S. persons from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares or ADSs by a jurisdiction that does not have in effect an applicable income tax treaty with the United States (which for periods prior to the U.S.-Chile Double Tax Treaty’s entry into force, included Chile), although such taxes may be applied to reduce the amount realized on the disposition. Consequently, if you do not qualify for the benefits of the U.S.-Chile Double Tax Treaty or you disposed of shares of our common stock or ADSs prior to the treaty’s entry into force, you may not be able to credit any Chilean tax imposed on the disposition of shares of our common stock or ADSs against your taxable income unless you have other foreign-source income in the appropriate foreign tax credit category. A U.S. holder who is eligible for the benefits of the U.S.-Chile Double Tax Treaty and whose gain from the sale of shares is not exempt from Chilean tax under the U.S.-Chile Double Tax Treaty may elect to treat disposition gain that is subject to Chilean tax as foreign-source gain and claim a credit in respect of the tax.

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (the “Proposed Regulations”), including those which are proposed to be effective for taxable years beginning after December 31, 1994 (and on which taxpayers may currently rely pending finalization), we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2023. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, and, if more recently proposed Treasury regulations are finalized in their current form, the location of activities that produce active banking income and the location of our customers, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held an ADS or a share of our common stock, certain adverse tax consequences could apply to you.

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

J. Annual Report to Security Holders

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

Expected credit loss measurement

The ECL are the probability-weighted estimate of credit losses, i.e. the present value of all cash shortfalls. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive.The Bank considered a multi-factor analysis to perform credit risk analysis. The Bank conducts a corporate evaluation to assess whether objective evidence of impairment exists for loans that are individually significant, and then conducts a separate evaluation of loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment available under custom monitoring.

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

For more detail on credit risk metrics please see: “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Provision for loan losses”, “Item 5. Operating and Financial Review and Prospects—B. Selected Statistical Information- Loan Portfolio”, “Item 5. Operating and Financial Review and Prospects—B. Selected Statistical Information- Credit Ratios”, “Note 8 – Financial Assets at Amotized Costs” and “Note 37-Risk Management-Credit Risk”.

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

The following table summarizes our net losses from operational risks in 2023 compared to 2022. In 2023, the 19.0% decrease in operational-related losses was mainly due to improved security measures to control credit card and cyber fraud.

	As of December 31,		% Change
	2023	2022	2023/2022
	(Ch$ millions)
Net losses from operational risks
Fraud	2,759	6,409	(57.0)%
Labor related	5,611	6,704	(16.3)%
Client / product related	761	116	556.0%
Damage to fixed assets	255	221	15.4%
Business continuity / Systems	164	979	(83.2)%
Processing	4,418	2,815	56.9%
Total	13,968	17,245	(19.0)%

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

Operational risk management

To accomplish our operational risk objectives, we have established a risk model based on three lines of defense, with the objective of continuously improving and developing our management and control of operational risks. The defense lines consist of: (i) the business and support areas (first line of defense), responsible for managing the risks related to their processes; (ii) the non-financial risk area (second line of defense), in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities and; (iii) the internal audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee. For further information, see “Item 16K. Cybersecurity.”

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

Cyber-security and data security plans

The Bank continuously monitors cyber-security risks and has implemented preventative measures to be prepared for any cyber-attack. Likewise, the internal cyber-security model based on best practices and international standards, is periodically evaluated for its maturity level. Through these evaluations, points of improvement have been identified and actions and remediations have been established and incorporated into our cybersecurity plans. For further information, see “Item 16K. Cybersecurity.”

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

4. Market Risk: Quantitative Disclosure

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$36,789.36 as of December 31, 2023, Ch$35,110.98 as of December 31, 2022, Ch$30,991.74, and at December 31, 2021. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition, and results of operations. Negative inflation rates also negatively impact on our results. Inflation measured as the annual variation of the UF was 4.8% in 2023, 13.3% in 2022, and 6.6% in 2021. There can be no assurance that Chilean inflation will not change significantly from the current level.

Due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are significantly less features in deposits and other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

●	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest-bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest-bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities.

●	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. This gap's size is limited by internal and regulatory guidelines to avoid excessive potential losses due to strong shifts in interest rates or inflation. To keep this duration gap below internal and regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. The loss from the swaps taken to hedge mainly for inflation and interest rate risk, and included in net interest income, totaled a loss of Ch$1,147,193 million in 2023, a loss of Ch$1,755,795 million in 2022 and a loss of Ch$429,759 million in 2021. These larger losses in 2023 and 2022 were mainly due to higher short-term interest rates which negatively affected fixed rate liabilities swapped to short-term rates. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$6,875,280 million in 2023, Ch$7,849,843 million in 2022 and Ch$6,252,221 million in 2021. Therefore, our sensitivity to a 100-basis point shift in UF inflation considering our average gap in 2023 would be approximately Ch$69 billion.

The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was as follows:

	As of December 31,			% Change
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Ch$)
Impact of inflation on net interest income
Results from UF GAP(1)	321,698	1,015,855	410,249	(68.3)%	147.6%
Annual UF inflation	4.8%	13.3%	6.6%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and includes the results from hedging the size of this gap via interest rate swaps.

●	The lower result in 2023 compared to 2022 was mainly due to the lower inflation in UFs.

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

We also maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are non-interest bearing and are not indexed to inflation the higher percentage of our funding that comes from this source positively impacts our net interest margin as interest rates or inflation rises and vice-versa. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 29.0%, 32.0% and 38.9% and 33.5% for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2023	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	(in millions of Ch$)
Financial assets
Cash and deposits in banks	2,723,282	—	—	—	—	—	—	2,723,282
Cash items in process of collection	812,524	—	—	—	—	—	—	812,524
Financial assets for trading at FVTPL
Financial derivative contracts and hedge contracts(1)	—	383,845	807,016	1,548,923	3,046,056	1,413,070	3,526,105	10,725,015
Debt financial instruments	—	211	—	2,275	31,031	1,432	63,359	98,308
Financial assets at FVOCI	—
Debt financial instrument	—	2,277,301	10,319	319	668,856	491,471	1,087,759	4,536,025
Other financial instruments	—	—	—	66,685	13,566	19,692	5,439	105,382
Financial assets at amortized cost(2)
Debt financial instruments	—	—	—	3,724,781	4,453,843	—	—	8,178,624
Interbank loans	49	68,391	—	—	—	—	—	68,440
Loans and account receivable from customers	872,591	3,304,077	3,178,674	5,552,061	8,293,975	4,666,845	14,875,223	40,743,446
Guarantee deposits (margin accounts)	2,238,900	—	—	—	—	—	—	2,238,900
Total financial assets	6,647,346	6,033,825	3,996,009	10,895,044	16,507,327	6,592,510	19,557,885	70,229,946
Financial liabilities
Cash items in process of being cleared	775,082	—	—	—	—	—	—	775,082
Financial liabilities for trading at FVTPL
Financial derivative contracts and hedge contracts(1)	—	376,279	1,170,614	2,443,279	3,056,317	1,526,321	3,415,532	11,988,342
Financial liabilities at amortized cost
Deposits and other demand liabilities	13,537,826	—	—	—	—	—	—	13,537,826
Time deposits and other time liabilities	328,242	7,999,764	3,689,743	3,950,166	138,320	3,364	28,343	16,137,942
Obligations under repurchase agreements	—	282,483	101	—	—	—	—	282,584
Interbank borrowings	18,220	2,730	4,006,532	5,821,216	34,384	173,417	—	10,366,499
Issued debt instruments(3)	—	291,687	285,923	1,272,427	3,183,069	1,314,205	3,467,672	9,814,983
Other financial liabilities	—	296,095	—	—	164	14	—	296,273
Lease liabilities	—	—	—	20,716	37,446	22,913	23,441	104,516
Guarantees received (margin accounts)	1,081,226	—	—	—	—	—	—	1,081,226
Total financial liabilities	15,740,596	9,289,038	9,152,913	13,507,804	6,719,700	3,040,234	6,934,988	64,385,273

(1)	Includes derivative contracts for trading purposes and hedge derivatives contracts.

(2)	Debt financial instruments, Interbank loans and loans and accounts receivable from customer are presented on a gross basis, the related allowance are Ch$1,729 million, Ch$2 million and Ch$1,149,989 million, respectively.

(3)	Includes Subordinated bonds for Ch$1,813,938 million which is presented as a Regulatory capital financial instruments.

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2023, 2022 and 2021, in each case together with the related average nominal interest rates paid thereon.

	2023			2022			2021
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
Interest-bearing liabilities
Savings accounts	190,469	0.3%	3.6%	198,478	0.3%	11.3%	177,779	0.3%	5.9%
Time deposits	16,392,793	23.6%	7.4%	14,114,807	20.3%	5.9%	13,174,290	22.8%	0.8%
Central Bank borrowings	5,773,345	8.3%	12.2%	5,441,584	7.8%	8.5%	5,546,895	9.6%	0.5%
Repurchase agreements	779,214	1.1%	7.2%	450,632	0.6%	3.7%	135,078	0.2%	0.7%
Mortgage finance bonds	2,063	0.0%	9.3%	5,058	0.0%	17.3%	9,105	0.0%	10.9%
Commercial paper	613,212	0.9%	5.8%	298,142	0.4%	2.4%	277,666	0.5%	0.3%
Other interest bearing liabilities	14,920,208	21.5%	8.7%	14,449,972	20.8%	8.3%	9,781,372	16.9%	9.8%
Subtotal interest-bearing liabilities	38,671,304	55.6%	8.6%	34,958,674	50.4%	7.3%	29,102,186	50.3%	3.8%
Non-liabilities
Non-interest bearing deposits	11,099,866	16.0%		12,844,814	18.5%		14,035,242	24.3%
Derivatives	10,937,411	15.7%		11,979,276	17.3%		7,666,801	13.2%
Other non-interest bearing liabilities	4,108,850	5.9%		6,079,681	8.8%		3,000,598	5.2%
Shareholders’ equity	4,720,294	6.8%		3,524,063	5.1%		4,062,407	7.0%
Subtotal non-interest bearing liabilities and equity	30,866,421	44.4%		34,427,834	49.6%		28,765,048	49.7%
Total liabilities	69,537,725	100.0%		69,386,508	100.0%		57,867,233	100.0%

Foreign exchange fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The exchange rate depreciated 2.9% in 2023, appreciated 0.6% in 2022 and depreciated 19.9% in 2021.

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

In general, the Bank is not permitted, due to guidelines set by the ALCO and the Market Committee, to open a meaningful gap in foreign currency. Any significant difference between the spot asset position and the spot liability position in foreign currency is usually hedged using forwards and cross-currency swaps. Any remaining foreign currency risk is included as part of the trading portfolio We set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position, which is equivalent to the maximum differential allowed between assets and liabilities in foreign currencies, including hedging of this gap. The limit on the size of the net foreign currency position is determined by the Market Committee and is calculated and monitored by the Market Risk Department. As of December 31, 2023, this was equal to U.S.$350 million. This limit in various other currencies is as follows:

Currency	Limit
(in millions of U.S.$)
U.S. dollars	350
Euros	110
Yen	27
British pound	20
Mexican peso	30
Brazilian real	30
Colombian peso	30
Peruvian Sol	20
Other European currencies	30
Other Latin American currencies	30
Other currencies	47.5
Total Limit	350

Foreign currency risk included in the trading portfolio is also measured and controlled using VaR. The average VAR of our foreign currency position was U.S.$2.20 million in 2023. The translation gains or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

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

The Bank relies on demand deposits from Retail, Middle-Market and Corporates, obligations to banks, debt instruments, and time deposits as its main sources of funding. Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 39.5% of our average total liabilities and shareholders’ equity in 2023. As of December 31, 2023, the Bank’s top 20 time deposits represented 33.0% of total time deposits, or 7.5% of total liabilities and equity. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

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

Liquidity Measures Implemented by the Central Bank of Chile as a Result of the COVID-19 Pandemic

In response to the COVID-19 pandemic, the Central Bank has made two lines of credit available to banks to reinforce their liquidity, amounting to a total of U.S.$24 billion for the whole banking system. These lines of credit bear interest at the Central Bank’s monetary policy rate (MPR), which was 4.0% as of December 31, 2021, 11.25% as of December 31, 2022 and 8.25% as of December 31, 2023. Pursuant to these lines of credit, a bank may borrow up to 3% of the aggregate amount of its consumer and commercial loan portfolios as of February 29, 2020 and may borrow up to an additional 12% if it uses the funds to provide loans to companies and individuals. The first line of credit is a facility available conditionally on loan growth (the “FCIC”) to ensure that banks continue to finance households and businesses in Chile. Loans provided under this line of credit may have maturities of up to four years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. Loans provided under the second line of credit, the LCL, are unsecured and may have maturities of up to 2 years. In addition, borrowings by a bank under the LCL are limited to the aggregate amount of the liquidity reserve requirements of such bank. Ultimately, these lines of credit are intended to ensure banks have ample liquidity to enable them to continue financing Small to Mid-size Enterprises (“SMEs”) and Middle-market companies. As of December 31, 2023, we had borrowed Ch$6,181,998 million from the FCIC or 8.7% of our total liabilities and had no outstanding LCL loans.

Our obligation to the Central Bank under the FCIC program is due during 2024. With the purpose of managing an orderly process of the expiration of the FCIC, in November 2022 the Central Bank established a collateral replacement program with the goal of reducing the pledged credit portfolio by replacing it with eligible Central Bank instruments at a rate of 1/18 per month. Additionally, with the same objective, the Central Bank agreed to implement a program for issuing Liquidity Deposits (LD) aimed exclusively at guaranteeing and providing operational support for the payment of the FCIC. These instruments will be issued at floating MPR with the same payment dates of the various FCIC facilities.

Liquidity risk management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated. The ALCO now uses as its liquidity portfolio those defined by the FMC and the Central Bank, which are in line with those established in BIS III. As of December 31, 2023, and 2022, the breakdown of the Bank’s liquid assets by levels was the following:

	December 31, 2023	December 31, 2022
	(Ch$ million)
Balance as of:
Cash and cash equivalent	1,969,547	1,453,265
Level 1 liquid assets(1)	6,072,282	5,424,452
Level 2 liquid assets(2)	6,240	8,066
Total liquid assets	8,048,069	6,885,783

(1)	Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by States, multilateral development banks or foreign central banks that have a first-class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserves in the Central Bank are not included.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Central Bank’s repo window.

	December 31, 2023	December 31, 2022
	(Ch$ million)	(Ch$ million)
Average balance as of:
Cash and cash equivalent	1,328,956	1,237,652
Level 1 liquid assets(1)	5,275,734	3,957,449
Level 2 liquid assets(2)	7,001	8,785
Total liquid assets	6,611,690	5,203,887

(1)	Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by States, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserve in the Central Bank are not included.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ in accordance with international rating agencies and mortgage bonds issued by Chilean banks that are acceptable at the Central Bank’s repo window.

The Central Bank and our ALCO also requires us to comply with the following liquidity limits:

●	Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. As of April 2019, Chilean banks began reporting their local LCR figures with a minimum level of 60% in 2020, 80% in 2021 and 100% in 2022. As of December 31, 2023, this indicator for Banco Santander Chile was 212%.

●	Net Stable Funding Ratio (NSFR) which measures a bank’s stable funding sources over required stable needs. Beginning in 2022, Chilean banks must have a minimum NSFR ratio of 60% with a gradual phase-in which will reach 100% by 2026. As of December 31, 2023, this indicator for Banco Santander Chile was 106% in compliance with the local regulatory limit.

●	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2023, the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 40%, thus resulting in our compliance.

●	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2023 the liabilities with a maturity of less than 30 days in foreign currency were less than our assets in foreign currency with a maturity of less than 30 days, thus resulting in our compliance.

●	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2023 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) two times our capital and reserves was 39%, thus resulting in our compliance.

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

We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. Also, a maximum VaR limit was established that can be applied over the trading portfolio. The average VaR as of December 31, 2023 was U.S.$4.09 million, which is below the total limit. The high, low, and average levels for each component and each year below were as follows:

Consolidated	2023	2022	2021
	(in millions of U.S.$)
VaR
High	6.81	6.23	3.43
Low	2.61	2.73	1.11
Average	4.09	4.41	1.96

Fixed-income investments
High	5.06	5.78	2.86
Low	2.11	2.75	1.12
Average	3.15	4.20	1.86

Variable-income investments
High	—	—	0.29
Low	—	—	—
Average	—	—	0.19

Foreign currency investments
High	5.79	4.82	2.33
Low	0.23	0.17	0.09
Average	2.20	1.14	0.77

Market risk – local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currencies (not included in the trading portfolio). The Bank performs a simulation of scenarios, which will be calculated as the difference between the present value of the flows in the chosen scenario and their value in the base scenario. In 2021 and 2022, the ALCO set a curve with a parallel movement of 25 bps. In 2023, the ALCO set a curve with a parallel movement of 100 bps. All the positions in local currency, including the one indexed to inflation (UF), and also the positions in foreign currency are added together based on a historical correlation model existing between the currencies. The Bank has also established limits regarding the maximum loss that these types of movements in interest rates may have on capital and net financial income budgeted for the year.

Limitations of the sensitivity models

The most important assumption is using an exchange rate of 100bp in 2023 and 25 bps in 2022 and 2021 based on the yield curve. In 2021 and 2022, the Bank used a 25 bps exchange rate since sudden changes of this magnitude were considered more realistic. In 2023 and prior to 2021, a model was used that considered a change of 100 basis points in the yield curve (57 basis points for real rates). Santander Spain Global Risk Department has also established comparable limits by country, to be able to compare, monitor and consolidate market risk by country in a realistic and orderly way.

In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

●	The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, also including certain credit risk and prepayment considerations that may affect the maturity of certain positions.

●	This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.

●	The model does not take into account the sensitivity of volumes which results from interest rate changes.

●	The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market Risk – Financial management portfolio – December 31, 2023, 2022 and 2021:

	2023		2022		2021
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	124,904	353,718	33,550	95,710	32,865	84,864
High	79,657	173,389	23,982	57,176	31,233	80,097
Low	41,151	88,382	15,459	39,957	13,694	41,653
Average	62,740	133,464	21,366	49,580	24,018	62,916

Financial management portfolio – foreign currency (in millions of U.S.$)
Loss limit	157	175	38	43	37	35
High	18	92	10	33	9	32
Low	0	53	0	20	1	1
Average	10	70	3	26	4	18

Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	124,904	353,718	33,550	95,710	32,865	84,864
High	75,816	283,550	28,699	76,738	25,709	78,259
Low	34,663	246,664	16,515	66,098	12,854	56,857
Average	64,477	268,776	23,438	71,003	21,041	69,577

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2023. During 2022, the FMC issued a new regulation on the measurement and control of interest rate risk of the banking book and inflation risk, which will come into force in April 2023. According to such new regulation, the short-term exposure to interest rate risk and inflation risk as a percentage of net interest and inflation income and net fee income sensitive to interest rates, accumulated in the last 12 months, should not exceed a limit established by the Bank’s Board. The Board set a limit equal to 55% of net income from interest and inflation and net income from fees sensitive to interest rates. Furthermore, long-term exposure to interest rates for the banking book as a percentage of regulatory capital should not exceed a limit established by the Bank’s Board. The Board set this limit at 35% of the Bank’s regulatory capital. Nonetheless, the FMC can lower limits at their discretion as part of its supervisory authority over the risk management of the Bank.

As of Dec.31,
2023
Ch$mn
Market risk – short-term financial management portfolio
Short Term Exposure to Interest Rate Risk	97,410
Exposure to Inflation Risk	161,222
Short-term exposure of financial management portfolio	258,632
Limit = 55% net (net income from interest and inflation+ interest rates sensitive commissions)	575,483
Available margin	316,851
Market risk – long-term financial management portfolio
Long Term Exposure to Interest Rate Risk	1,057,637
Limit = 35% Regulatory capital	2,442,556
Available margin	1,384,919
Trading book
Exposure to rate risk	371,203
Exposure to currency risk	9,130
Interest rate option risk	-
Currency option risk	3,167
Total exposure of trading portfolio	383,500
Banking book
Short Term Exposure to Interest Rate Risk	97,410
Exposure to Inflation Risk	161,222
Long Term Exposure to Interest Rate Risk	1,057,637
Total exposure of banking book	1,316,269

Derivative activities

At December 31, 2023, 2022 and 2021, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. Notional amounts are not recorded on the balance sheet. Banks must mark-to-market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The FMC recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

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

In order to reduce the credit risk in its derivative contracts, the Bank has entered into Credit Support Annex (CSA) agreements with the majority of its counterparties, which include obligations to post daily cash collateral. The majority of the agreements include an obligation to post collateral with a threshold amount of zero. In the table below we identify those contracts with CSA and breakdown the fair value of our derivative portfolio by collateral threshold requirements for 2023 and 2022.

	Fair value of derivative contracts
	2023		2022
	Assets	Liabilities	Assets	Liabilities
Derivative contracts with zero threshold collateral amount in CSA	9,802,491	10,836,243	8,177,074	9,588,768
Derivative contracts with threshold collateral amounts in CSA that are greater than zero	773,325	895,894	440,091	536,318
Derivative contracts without CSA agreements	149,199	256,205	3,533,557	3,983,028
Total	10,725,015	11,988,342	12,150,722	14,108,114

We classify some of our derivative financial instruments as being financial assets held for trading, due to the guidelines from the FMC. We enter into derivative contracts with some clients who seek hedging instruments. However, substantially all of our derivatives are not actually used for speculative purposes or trading.

As of December 31, 2023, the Bank held the following portfolios of financial assets and liabilities derivative contracts for trading at fair value through profit and loss:

	As of December 31, 2023
	Notional amount
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets
Currency forward	—	15,867,609	12,888,002	14,222,043	4,911,114	684,394	1,086,568	49,659,730	1,262,688
Interest rate swaps	—	5,619,676	18,456,733	20,257,077	18,590,489	7,833,406	14,063,652	84,821,033	2,342,464
Cross currency swaps	—	1,960,833	4,433,903	17,189,757	41,659,348	18,501,221	44,664,446	128,409,508	6,505,587
Call currency options	—	44,358	100,886	84,331	—	—	—	229,575	4,100
Put currency options	—	212,940	114,990	54,949	6,558	—	—	389,437	4,647
Total	—	23,705,416	35,994,514	51,808,157	65,167,509	27,019,021	59,814,666	263,509,283	10,119,486

	As of December 31, 2023
	Notional amount
	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Liabilities
Currency forward	—	15,424,586	11,104,328	15,247,865	3,947,215	1,408,304	2,072,624	49,204,922	1,258,352
Interest rate swaps	—	5,149,926	15,399,286	19,835,190	18,565,396	7,666,659	11,349,882	77,966,339	1,940,320
Cross currency swaps	—	1,915,707	4,813,848	22,440,782	48,295,676	20,620,952	44,005,979	142,092,944	6,314,963
Call currency options	—	192,051	81,368	10,799	—	—	—	284,218	2,726
Put currency options	—	6,518	147,329	157,779	36,650	—	—	348,276	5,214
Total	—	22,688,788	31,546,159	57,692,415	70,844,937	29,695,915	57,428,485	269,896,699	9,521,575

As of December 31, 2022, the Bank holds the following the Bank holds the following portfolios of financial assets and liabilities derivative contracts for trading at fair value through profit and loss:

	As of December 31, 2022
	Notional amount
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets
Currency forward	—	9,245,832	7,653,539	9,828,036	6,178,376	1,009,395	737,202	34,652,380	1,669,807
Interest rate swaps	—	5,583,353	8,796,596	26,246,111	24,855,247	11,658,182	16,373,617	93,513,106	4,283,817
Cross currency swaps	—	1,258,796	1,575,109	5,398,185	19,811,336	11,689,202	21,297,126	61,029,754	5,708,306
Call currency options	—	99,157	80,844	24,744	—	—	—	204,745	1,429
Put currency options	—	309,713	1,699	7,816	—	—	—	319,228	9,601
Total	—	16,496,851	18,107,787	41,504,892	50,844,959	24,356,779	38,407,945	189,719,213	11,672,960

	As of December 31, 2022
	Notional amount
	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Liabilities
Currency forward	—	10,130,103	7,474,471	10,559,457	4,725,547	1,913,113	2,034,929	36,837,620	1,818,024
Interest rate swaps	—	4,042,822	9,226,258	26,018,228	25,470,384	11,344,275	15,274,620	91,376,587	3,935,401
Cross currency swaps	—	726,140	1,580,644	5,192,387	18,051,948	10,879,098	20,229,246	56,659,463	5,561,634
Call currency options	—	289,795	70,941	10,365	—	—	—	371,101	2,794
Put currency options	—	68,099	11,304	27,612	—	—	—	107,015	1,467
Total	—	15,256,959	18,363,618	41,808,049	48,247,879	24,136,486	37,538,795	185,351,786	11,319,320

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

As of December 31, 2023 and 2022 the Bank holds the following portfolio of derivative instruments for hedging purposes:

	As of December 31, 2023
	Notional amount								Fair value
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Interest rate swaps	—	12,562	3,656,708	2,971,608	2,219,138	349,780	612,115	9,821,911	96,729	1,319,275
Cross currency swaps	—	87,445	216,904	902,332	4,075,196	497,502	1,764,227	7,543,606	251,810	174,041
Subtotal	—	100,007	3,873,612	3,873,940	6,294,334	847,282	2,376,342	17,365,517	348,539	1,493,316

Currency forwards	—	43,242	177,000	2,207,656	8,745	—	—	2,436,643	5,539	64,624
Cross currency swaps	—	459,517	1,144,579	5,286,020	6,210,538	1,205,343	1,676,266	15,982,263	251,451	908,827
Subtotal	—	502,759	1,321,579	7,493,676	6,219,283	1,205,343	1,676,266	18,418,906	256,990	973,451
Total	—	602,766	5,195,191	11,367,616	12,513,617	2,052,625	4,052,608	35,784,423	605,529	2,466,767

	As of December 31, 2022
	Notional amount								Fair value
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives
Interest rate swaps	—	206,630	447,773	722,845	7,300,878	608,013	1,728,916	11,015,055	213,478	1,166,339
Cross currency swaps	—	84,959	706,859	1,512,048	3,149,733	1,200,889	1,462,413	8,116,901	75,848	333,097
Subtotal	—	291,589	1,154,632	2,234,893	10,450,611	1,808,902	3,191,329	19,131,956	289,326	1,499,436
Cash flow hedge derivatives
Currency forwards	—	176,664	1,839,766	554,696	—	—	—	2,571,126	823	35,332
Cross currency swaps	—	486,032	932,204	2,019,072	6,703,372	2,077,260	2,261,958	14,479,898	187,613	1,254,026
Subtotal	—	662,696	2,771,970	2,573,768	6,703,372	2,077,260	2,261,958	17,051,024	188,436	1,289,358
Total	—	954,285	3,926,602	4,808,661	17,153,983	3,886,162	5,453,287	36,182,980	477,762	2,788,794

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

Direct and Indirect Payments

The Depositary has agreed to make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders from time to time. Under certain circumstances, including termination of the program, we are required to repay the Depositary amounts reimbursed in prior periods.

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

In 2023, the Depositary made direct payments and reimbursements to us in the gross amount of U.S.$1,339,387 for expenses related to investor relations of which 30% was withheld for tax purposes in the U.S.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2023, the Bank, under the supervision and with the participation of the Bank’s management, including its Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, as of December 31, 2023, the Bank’s Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer concluded that the Bank’s disclosure controls and procedures were effective in ensuring that information relating to the Bank, including its consolidated subsidiaries, required to be disclosed in the reports it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the Bank’s management, including its Disclosure Committee and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

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

We have adapted our internal control over financial reporting to international standards and comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control—Integrated Framework (2013). The general framework assigns to management specific responsibilities regarding the structure and effectiveness of the processes related directly and indirectly with the production of consolidated financial statements, as well as the controls needed to mitigate the risks inherent in these processes.

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

Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Our internal control over financial reporting as of December 31, 2023 has been audited by an independent registered public accounting firm, as stated in its report, which is referenced below.

Report of Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, independent registered public accounting firm, dated February 22, 2023, on the effectiveness of our internal control over financial reporting as of December 31, 2023, see page F-3 of our Audited Consolidated Financial Statements.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Amounts billed by the auditors for statutory audit and other services were as follows:

	2023	2022
	(in millions of Ch$)
Audit Fees:
Statutory audit	847	808
Audit-related regulatory reporting	424	396
Other audit-related fees	24	23
Tax Fees:
Compliance	-	-
Advisory Services	-
Total	1,295	1,227

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2023, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management

Our operational risk management and control model is based on a continuous process of identifying, evaluating, and mitigating sources of risk, regardless of whether they have materialized or not. Throughout the application of this process, risk management priorities are established appropriately, and internal controls are defined and executed to manage and mitigate the risk across the organization. For example, the internal cyber-security model, which is a part of our operational risk management and control model and is based on best practices and international standards, is periodically evaluated for its maturity level.

With respect to operational risk management specifically, we have implemented tools such as Heracles, which is our management and reporting system for operational risk and which supports the operational risk program with a Governance, Risk and Compliance (GRC) approach. Heracles provides information for management and reporting at the Bank and throughout the Santander Group. Heracles also facilitates better operational risk management decisions by using a common set of taxonomies and methodological standards to allow information consolidation, duplication prevention, and reporting simplification.

We have also implemented a qualitative “Risk control self-assessment” (RCSA) process, that allows us to identify, assess and measure, in a dynamic and proactive way, the material operational risks that could prevent the business or support units from achieving their objectives, as well as the effectiveness of the controls linked to their mitigation. Our RCSA integrates specific reviews that allows us to identify cyber, technology, fraud, third party supplier and other risk drivers, that could lead to operational risks as well as the failure to meet regulatory expectations. In addition, RCSA incorporates reviews related to regulatory compliance, conduct and financial crime risk. In 2023, in light of an increase in cyber and environmental related risks as well as regulatory requirements (in particular, Digital Operational Resilience Act (DORA) - Regulation (EU) 2022/2554), the Group and its subsidiaries, including the Bank, have strengthened the supplier risk management model and the internal control framework. A new IT platform is being developed to properly assess and manage the risks in outsourcing and third-party agreements.

Other instruments are used to analyze and manage operational risk, such as the assessment of new products and services, and transformation initiatives; business continuity plans (BCP); review of corporate insurance; review of the management perimeter; recommendations from internal and external auditors, and supervisors; and the quality assurance process.

In 2023, the Santander Group, in general, and the Bank, specifically, have continued evolving their cyber defenses in line with the Cybersecurity Vision and key strategic initiatives. New controls were implemented following a cyber threat-led approach, covering current areas of risk and new attack methods. In addition to the evolution of our Ransomware readiness and Data Leakage Prevention frameworks, developed in 2022, a new Distributed Denial of Service framework has been designed, responding to the increased threat derived by the geopolitical backdrop. New controls have been developed, notably around supply chain, backup and recovery and fraud prevention measures reinforced by leveraging behavioral biometric solutions and machine learning technology.

There were other isolated events involving third-party service providers, which were promptly addressed and resolved. None of these events materially affected our operations. Our team remains vigilant and committed to enhancing our cybersecurity measures to protect against evolving digital threats.

Governance

The Bank has implemented a Cybersecurity Framework defines the governance, roles, responsibilities, and policies on preventing and confronting cybercrime. The Chief of Cybersecurity or CISO (Chief Information Security Officer) has been defined as the officer responsible for cybersecurity, embedded in the Bank’s Technology and Operations division, which is the front line of defense against cyber-security threats and data security. In addition, the Non-Financial Risk Department through Cyber Risk (a specialized area) independently controls and supervises the Cyber Security Risk. Our CISO has extensive experience in general management roles, IT project management, high performance team development and management, innovative solution portfolios and industry segments development. His career has included executive positions in IT companies such as IBM, SAP and Oracle and he has been Technology Risk Manager at Banco Santander Chile, in charge of Cybersecurity and Cyber Fraud for more than 8 years.

In turn, there is a group of supervisory bodies that include the Cybersecurity and Technology Risk Committee, who are responsible for ensuring adequate management of cybersecurity risks in line with business objectives and risk appetite; the Non-Financial Risk Committee, who is in charge of supervising and controlling the management of non-financial risks in order to prevent and mitigate operational losses. The Bank’s Board is involved in supervising cybersecurity matters in two instances: (i) First, the board of directors, which approves the cybersecurity framework, strategy and policies, and ensures that appropriate priority and resources are allocated to protect systems and information of the Bank, and (ii) the board’s Integral Risk Committee, which proposes the action framework and risk appetite for the Bank, and oversees risk management based on a comprehensive view of risks. Both the board and the board’s Integral Risk Committee discuss these matters on a quarterly basis and the CISO reports to the board on Santander Chile’s cybersecurity management, including the review of strategic indicators and objectives for the year, cyber incidents of the period (if any) and the status of vulnerabilities management.. We are strongly aligned with Santander Group’s headquarters, who sets the guidelines and main initiatives to develop in these areas, regarding strategy, best practices, and experience-sharing.

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

ITEM 19. EXHIBITS

a) Index to Financial Statements

b) Index to Exhibits

Exhibit Number	Description
1A.1	Restated Articles of Incorporation of Santander-Chile (Spanish Version) (incorporated by reference to exhibit 3(a) to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 9, 2002).
1A.2	Restated Articles of Incorporation of Santander-Chile (English Version) (incorporated by reference to exhibit 3(b) to our Registration Statement on Form F-4 (Registration No. 333-100975) filed with the Commission on December 9, 2002).
1B	Amended and Restated By-Laws (estatutos) of Santander-Chile (English Version) (incorporated by reference to exhibit 99.1 to our Report on Form 6-K (File No. 001-14554) filed with the Commission on March 15, 2017).
2A.1	Form of Amended and Restated Deposit Agreement among Banco Santander-Chile, The Bank of New York Mellon (as depositary) and Owners and Holders of American Depositary Shares (incorporated by reference to our Registration Statement on Form F-6 (Registration No. 333-205890) filed with the Commission on July 27, 2015).
2A.2	English translation of the Foreign Investment Contract among Banco Santander Chile, JPMorgan Chase Bank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs (incorporated by reference to exhibit 2.A.2 to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-14554) filed with the Commission on May 2, 2016).
2A.3	English translation of the Assignment of Rights under the Foreign Investment Contract from JPMorgan Chase Bank, N.A. to The Bank of New York Mellon (incorporated by reference to exhibit 2.A.3 to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-14554) filed with the Commission on May 2, 2016).
2A.4	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 1996 (File No. 1-13448) filed in paper with the Commission on June 30, 1997).
2B.1	Agreement for the Issuance of Bonds dated November 26, 1996 between Old Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Banco Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed in paper with the Commission on June 30, 1997).
2D	Description of Securities.
8.1	List of Subsidiaries.
12.1	Section 302 Certification by the Chief Executive Officer.
12.2	Section 302 Certification by the Chief Financial Officer.
12.3	Section 302 Certification by the Financial Controller.
13.1	Section 906 Certification.
97.1	Banco Santander Chile Financial Statement Compensation Recoupment Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation LinkbaseDocument.
101.DEF	Inline XBRL Taxonomy Extension Definition LinkbaseDocument.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation LinkbaseDocument.
104	Cover Page Interactive Data File (formatted as InlineXBRL and contained in Exhibit 101).

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Santander-Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
	Name:	Cristian Florence
	Title:	General Counsel

Date: February 22, 2024

CONSOLIDATED FINANCIAL STATEMENTS 2023	Banco Santander-Chile

CONTENT

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Santiago, February 20, 2024

To the Board of Directors and Shareholders of Banco Santander - Chile

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Banco Santander - Chile and its subsidiaries (the “Bank”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Bank’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Bank’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting, appearing under Item 15. Our responsibility is to express opinions on the Bank’s consolidated financial statements and on the Bank’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Santiago, February 20, 2024

Board of Directors and Shareholders of Banco Santander - Chile

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

Expected Credit Loss Allowance for Commercial, Mortgage and Consumer Loans – Collective Basis

As described in Notes 1 and 37 to the consolidated financial statements, management assesses the adequacy of the collective basis expected credit loss allowance for commercial, mortgage and consumer loans using expected credit loss models. As of December 31, 2023, the collective basis expected credit loss allowance was Ch$ 994,088 million on total commercial, mortgage and consumer loans of Ch$ 40,464,409 million. As described by management, the estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect the changes in credit risk and the development of significant assumptions related to the probabilities of default and loss given default, related to forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors. Management assesses the adequacy of significant assumptions and the qualitative information used to determine the significant increase in credit risk since initial recognition, the internal rating and scoring policy, and the probabilities of default and loss given default.

The principal considerations for our determination that performing procedures relating to the collective basis expected credit loss allowance for commercial, mortgage and consumer loans is a critical audit matter are (i) the significant judgment by management in determining the collective basis expected credit loss allowance, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence obtained relating to the significant assumptions used in the determination of the probabilities of default and loss given default, related to forward looking information, multi-factor analysis such as type of portfolio or transaction, the internal rating and scoring policy, and macroeconomic factors; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the expected credit loss allowance for commercial, mortgage and consumer loans estimation process, which included controls over the significant assumptions used in the estimation of the collective basis expected credit loss allowance, within the qualitative information. These procedures also included, among others, (i) testing management’s process for estimating the collective basis expected credit loss allowance for commercial, mortgage and consumer loans; (ii) testing the completeness, accuracy, and relevance of underlying data provided by management and used in the model and (iii) the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for estimating the collective basis expected credit loss allowance for commercial, mortgage and consumer loans, including evaluating the appropriateness of the methodologies and models, testing data used in the estimate and evaluating the reasonableness of significant assumptions in determining the probabilities of default and loss given default, related to forward looking information, multi-factor analysis such as type of portfolio or transaction, the internal rating and scoring policy, and macroeconomic factors.

Santiago, Chile

February 20, 2024

/s/ PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

We have served as the Bank’s auditor since 2016.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
For the years ended,

		As of December 31,
		2023	2022
	Note	MCh$	MCh$
ASSETS
Cash and deposits in banks	4	2,723,282	1,982,942
Cash items in process of collection	4	812,524	843,816
Financial assets for trading at fair value through profit and loss	5	10,217,794	11,827,006
Financial derivative contracts		10,119,486	11,672,960
Debt financial instruments		98,308	154,046
Financial assets at fair value through other comprehensive income	6	4,641,282	6,023,039
Debt financial instrument		4,536,025	5,880,733
Other financial instruments		105,257	142,306
Financial derivative contracts for hedge accounting	7	605,529	477,762
Financial assets at amortised cost	8	47,838,790	42,443,725
Debt financial instruments		8,176,895	4,867,591
Interbank loans		68,438	32,990
Loans and account receivable from customers		39,593,457	37,543,144
Investments in associates and other companies	9	55,284	46,586
Intangible assets	10	97,551	107,789
Property, plant, and equipment	11	251,823	238,095
Right of use assets	12	100,449	133,795
Current taxes	13	93,604	36,514
Deferred taxes	13	553,475	641,254
Other assets	14	3,046,607	3,579,345
Non-current assets and disposal groups for sale	15	51,445	40,358
TOTAL ASSETS		71,089,439	68,422,026
LIABILITIES
Cash items in process of being cleared	4	775,082	746,872
Financial liabilities for trading at fair value through profit and loss	16	9,521,575	11,319,320
Financial derivative contracts		9,521,575	11,319,320
Financial derivative contracts for accounting hedges	7	2,466,767	2,788,794
Financial liabilities at amortised cost	17	48,622,169	43,704,024
Deposits and other demand liabilities		13,537,826	14,086,226
Time deposits and other time liabilities		16,137,942	12,978,790
Obligations under repurchase agreements		282,584	315,355
Interbank borrowings		10,366,499	8,864,765
Issued debt instruments		8,001,045	7,165,893
Other financial liabilities		296,273	292,995
Lease liabilities	12	104,516	137,089
Regulatory capital financial instruments	18	1,813,938	1,733,869
Provisions	19	283,971	461,022
Current taxes	13	257,336	148,680
Deferred taxes	13	217,936	376,727
Other liabilities	20	1,683,654	2,041,682
TOTAL LIABILITIES		65,746,944	63,458,079
EQUITY
Attributable to the shareholders of the Bank:		5,217,760	4,854,383
Capital	21	891,303	891,303
Reserves		3,160,610	2,860,541
Valuation adjustments	21	(5,242)	(167,147)
Others equity instruments issued other than capital	21	608,721	590,247
Retained earnings		537,461	679,439
Retained earnings from prior years		131,862	124,846
Income for the year		579,427	792,276
Minus: Provision for mandatory dividends	19	(148,921)	(237,683)
Non-controlling interest	22	124,735	109,564
TOTAL EQUITY		5,342,495	4,963,947
TOTAL LIABILITIES AND EQUITY		71,089,439	68,422,026

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
For the years ended,

		December 31,
		2023	2022	2021
	Note	MCh$	MCh$	MCh$
OPERATING INCOME
Interest income and inflation	25	4,403,991	4,086,656	2,904,520
Interest expense and inflation	25	(3,310,942)	(2,516,544)	(1,109,746)
Net interest income		1,093,049	1,570,112	1,794,774
Fee and commission income	26	848,513	729,063	595,181
Fee and commission expense	26	(345,873)	(321,794)	(245,853)
Net fee and commission income		502,640	407,269	349,328
Net income from financial operations:	27
Net income/(expense) from financial assets and liabilities for trading		91,761	78,191	(28,602)
Net income from derecognising financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income		(120,934)	(1,628)	22,199
Net income from exchange, adjustment and hedge accounting of foreign exchange		331,628	140,615	125,431
Net income from financial operations		302,455	217,178	119,028
Income from investments in associates and other companies	9	8,763	10,310	(475)
Net income from non-current assets and groups available for sale not admissible as discontinued operations	28	13,154	8,518	2,297
Other operating income	29	3,807	5,539	1,662
TOTAL OPERATING INCOME		1,923,868	2,218,926	2,266,614
Personnel salaries and expenses	30	(412,275)	(414,808)	(397,675)
Administrative expenses	31	(320,111)	(310,219)	(280,134)
Depreciation and amortisation	32	(143,762)	(129,993)	(122,055)
Impairment of non-financial assets	33	(1,912)	-	-
Other operating expenses	29	(31,638)	(106,306)	(101,430)
TOTAL OPERATING EXPENSES		(909,698)	(961,326)	(901,294)

NET OPERATING INCOME BEFORE CREDIT LOSSES		1,014,170	1,257,600	1,365,320
Provisions for loan losses for interbank loans and account receivable from customers	33	(453,458)	(441,396)	(355,638)
Provisions for loan losses for contingent loans and others	33	24,363	(5,189)	(12,254)
Recovery of loans previously charged-off	33	107,069	90,577	76,999
Provision for loan losses for other financial assets at amortised cost and financial assets at fair value through OCI	33	(759)	(486)	(335)
Provision for loan losses		(322,785)	(356,494)	(291,228)
NET OPERATING INCOME BEFORE INCOME TAX		691,385	901,106	1,074,092
Income tax expense	13	(97,548)	(93,624)	(221,664)
Result of continuing operations		593,837	807,482	852,428
Result of discontinued operations			-	-
NET INCOME FOR THE YEAR		593,837	807,482	852,428
Attributable to:
Shareholders of the Bank		579,427	792,276	842,467
Non-controlling interest	22	14,410	15,206	9,961
Earnings per share from continued operations attributable to shareholders of the Bank:
Basic earnings	21	3.075	4.204	4.471
Diluted earnings	21	3.075	4.204	4.471
Earnings per share attributable to shareholders of the Bank:
Basic earnings	21	3.075	4.204	4.471
Diluted earnings	21	3.075	4.204	4.471

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended,

		December 31,
		2023	2022	2021
	Note	MCh$	MCh$	MCh$
NET INCOME FOR THE YEAR		593,837	807,482	852,428

Other comprehensive income that will not be reclassified to profit or loss
Equity instruments at fair value through other comprehensive income		2,151	(3)	(243)
Income tax related to the above		(581)	1	66

Total items that will not be reclassified to the income statements		1,570	(2)	(177)

Other comprehensive income that will be reclassified to profit or loss
Debt instruments at fair value through other comprehensive income	21	17,493	2,834	(214,835)
Cash flow hedge	21	203,254	254,743	(236,816)
Income tax related to the above		(59,602)	(70,895)	122,987

Total items that will be reclassified to the income statements		161,145	186,682	(328,664)
Other comprehensive income for the year, net of tax		162,715	186,680	(328,841)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		756,552	994,162	523,587

Attributable to:
Shareholders of the Bank		741,332	978,979	513,910
Non-controlling interests	22	15,220	15,183	9,677

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended,

		RESERVES		VALUATION ADJUSTMENTS				RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Fair value reserve	Cash flow hedge	Income tax effects	Other Equity instruments	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to shareholders of the Bank	Non-controlling interest	Total Equity
	$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2020	891,303	2,345,804	(2,224)	101,696	(136,765)	9,776	-	27,171	547,614	(164,284)	3,620,091	84,683	3,704,774
Distribution of income from previous period	-	-	-	-	-	-	-	547,614	(547,614)	-	-	-	-
Equity as of January 1, 2021	891,303	2,345,804	(2,224)	101,696	(136,765)	9,776	-	574,785	-	(164,284)	3,620,091	84,683	3,704,774
Increase/decrease capital and reserves	-	-	-	-	-	-	598,136	-	-	-	598,136	-	598,136
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(310,468)	-	164,284	(146,184)	-	(146,184)
Transfer of retained earnings to reserves	-	206,979	-	-		-	-	(206,979)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	(252,740)	(252,740)	-	(252,740)
Subtotal	-	206,979	-	-	-	-	598,136	(517,447)	-	(88,456)	199,212	-	199,212
Other comprehensive income	-	-	-	(214,689)	(236,816)	122,948	-	-	-	-	(328,557)	(284)	(328,841)
Result of continuous operations	-	-	-	-	-	-	-	-	842,467	-	842,467	9,961	852,428
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	(214,689)	(236,816)	122,948	-	-	842,467	-	513,910	9,677	523,587
Equity as of December 31, 2021	891,303	2,552,783	(2,224)	(112,993)	(373,581)	132,724	598,136	57,338	842,467	(252,740)	4,333,213	94,360	4,427,573
Distribution of income from previous period	-	-	-	-	-	-	-	842,467	(842,467)	-	-	-	-
Equity as of January 1, 2022	891,303	2,552,783	(2,224)	(112,993)	(373,581)	132,724	598,136	899,805	-	(252,740)	4,333,213	94,360	4,427,573
Issued perpetual bonds and interest	-	-	-	-	-	-	(7,889)	-	-	-	(7,889)	-	(7,889)
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(464,977)	-	252,740	(212,237)	-	(212,237)
Transfer of retained earnings to reserves	-	309,982	-	-		-	-	(309,982)	-	-		-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	(237,683)	(237,683)	-	(237,683)
Others	-	-	-	-	-	-	-	-	-	-	-	21	21
Subtotal	-	309,982	-	-	-	-	(7,889)	(774,959)	-	15,057	(457,809)	21	(457,788)
Other comprehensive income	-	-	-	2,863	254,743	(70,903)	-	-	-	-	186,703	(23)	186,680
Result of continuous operations	-	-	-	-	-	-	-	-	792,276	-	792,276	15,206	807,482
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	2,863	254,743	(70,903)	-	-	792,276	-	978,979	15,183	994,162
Equity as of December 31, 2022	891,303	2,862,765	(2,224)	(110,130)	(118,838)	61,821	590,247	124,846	792,276	(237,683)	4,854,383	109,564	4,963,947
Distribution of income from previous period	-	-	-	-	-	-	-	792,276	(792,276)	-	-	-	-
Equity as of January 1, 2023	891,303	2,862,765	(2,224)	(110,130)	(118,838)	61,821	590,247	917,122	-	(237,683)	4,854,383	109,564	4,963,947
Issued perpetual bonds and interest	-	-	-	-	-	-	18,474	-	-	-	18,474	-	18,474
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(485,191)	-	-	(485,191)	-	(485,191)
Transfer of retained earnings to reserves	-	300,069	-	-		-	-	(300,069)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	88,762	88,762	-	88,762
Others	-	-	-	-	-	-	-	-	-	-	-	(49)	(49)
Subtotal	-	300,069	-	-	-	-	18,474	(785,260)	-	88,762	(377,955)	(49)	(378,004)
Other comprehensive income	-	-	-	18,534	203,254	(59,883)	-	-	-	-	161,905	810	162,715
Result of continuous operations	-	-	-	-	-	-	-	-	579,427	-	579,427	14,410	593,837
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	18,534	203,254	(59,883)	-	-	579,427	-	741,332	15,220	756,552
Equity as of December 31, 2023	891,303	3,162,834	(2,224)	(91,596)	84,416	1,938	608,721	131,862	579,427	(148,921)	5,217,760	124,735	5,342,495

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended,

Period	Total attributable to shareholders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%
Year 2021 (Shareholders meeting April 2023)	808,651	300,069	485,191	60	188,446,126,794	2.575
Year 2021 (Shareholders meeting April 2022)	774,959	309,982	464,977	60	188,446,126,794	2.467

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended,

		December 31,
		2023	2022	2021
	NOTE	MCh$	MCh$	MCh$
A - CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME FOR THE YEAR		593,837	807,482	852,428
Adjustments for non-cash items included in net income		(1,306,901)	(1,456,419)	(1,440,550)
Depreciation and amortization	32	143,762	129,993	122,055
Impairment of property, plant, and equipment	32	1,912	-	-
Provision for loan losses	33	429,854	447,071	368,082
Mark to market of trading investments		(125,613)	(20,173)	(18,031)
Income from investments in associates and other companies	9	(8,763)	(10,310)	(2,383)
Net gain on sale of assets received in lieu of payment	28	(8,452)	(4,354)	(5,479)
Provision on assets received in lieu of payment	28	(858)	743	349
Net gain on sale of property, plant and equipment	28	(5,281)	(6,405)	(673)
Net interest income	25	(1,093,049)	(1,570,112)	(1,811,351)
Net fee and commission income	26	(502,640)	(407,268)	(332,751)
Changes in deferred taxes	13	(131,195)	(52,181)	226,810
Other non-cash items		(6,578)	36,577	12,822
Increase/decrease in operating assets and liabilities		2,028,822	289,949	(6,557)
(Increase)/decrease of loans and accounts receivables from customers, net		(2,047,036)	(2,026,071)	(2,244,100)
(Increase)/decrease of financial investments		(1,908,858)	(647,482)	(2,960,906)
Decrease/ (increase) of interbank loans		(35,372)	(32,527)	18,502
Decrease/(increase) of assets received or awarded in lieu of payment		(5,685)	(1,533)	4,822
Increase/(decrease) of debits in customers checking accounts		(697,222)	(2,673,664)	3,042,985
(Decrease)/increase of time deposits and other time liabilities		3,159,152	2,847,734	(450,736)
(Decrease)/increase of obligations with domestic banks		4,900	40,093	(215,876)
Increase/(decrease) of other demand liabilities or time obligations		(162,301)	(756,337)	190,050
Increase/(decrease) of obligations with foreign banks		1,032,051	25,445	2,061,681
Increase/(decrease) of obligations with Central Bank of Chile		464,784	(27,356)	652,179
(Decrease)/increase of obligations under repurchase agreements		(32,771)	228,721	(883,174)
(Decrease)/increase in other financial liabilities		3,278	110,089	(1,411)
(Decrease)/increase of other assets and liabilities		940,645	1,989,113	(2,535,796)
Redemption of letters of credit		(2,568)	(3,681)	(4,835)
Senior bond issuances		775,171	461,221	1,471,106
Redemption of senior bonds and payments of interest		(266,794)	(1,183,950)	(6,483)
Redemption of mortgage bonds and payments of interest		(7,545)	(6,655)	(289,173)
Redemption of perpetual bond and payments of interest		(28,243)	-	-
Payment of interest on lease obligations		(3,601)	(31,118)	-
Interest received		4,662,944	4,086,656	2,921,097
Interest paid		(4,135,540)	(2,516,544)	(1,109,746)
Dividends received from investments in other companies	9	2,944	526	506
Fees and commissions received		621,286	729,063	578,604
Fees and commissions paid		(304,797)	(321,794)	(245,853)
Total cash flow (used in) provided by operating activities		1,315,758	(358,988)	(594,679)

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended,

		December 31,
		2023	2022	2021
	NOTE	MCh$	MCh$	MCh$
B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	11	(76,426)	(58,393)	(57,995)
Sales of property, plant, and equipment		1,643	18,690	2,498
Purchases of intangible assets	10	(45,067)	(54,899)	(28,774)
Total cash flow used in investment activities		(117,850)	(94,602)	(84,271)
C - CASH FLOW FROM FINANCING ACTIVITIES:
Dividends paid		(485,191)	(464,977)	(310,468)
Placement of subordinated bond		-	102,481	-
Placement of perpetual bond		-	-	595,175
Lease obligations paid		(30,101)	(21,827)	(46,046)
Total cash flow used in financing activities		(515,292)	(384,323)	238,661
D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		682,616	(837,913)	(440,289)
E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(1,778)	25,904	437,564
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,079,886	2,891,895	2,894,620

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	2,760,724	2,079,886	2,891,895

Reconciliation of provisions for the Consolidated Statements of Cash Flow for the year ended		December 31,
		2023	2022	2021
		MCh$	MCh$	MCh$

Provision for loan losses for cash flow purposes	33	429,854	447,071	368,227
Recovery of loans previously charged off	33	(107,069)	(90,577)	(76,999)
Provision for loan losses – net		322,785	356,494	291,228

			Changes not related to cash flows
Reconciliation of liabilities that arise from financing activities	31-12-2022	Cash Flow	Acquisition	Foreign currency exchange	UF Inflation effect	Fair value changes	31-12-2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subordinated bonds	1,733,870	-	-	-	80,069	-	1,813,939
Senior bonds	7,080,472	508,377	-	-	336,536	-	7,925,385
Mortgage bonds	81,623	(7,545)	-	-	353	-	74,431
Paid dividend	-	(485,191)	-	-		-	(485,191)
Lease obligations	137,089	(33,702)	-	-	1,129	-	104,516
Total liabilities related to financing activities	9,033,054	(18,061)	-	-	418,087	-	9,433,080

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander-Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander-Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander-Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management brokering, and investment banking. Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2023 Banco Santander Spain owns or controls directly and indirectly 99.8% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones S.A. Banco Santander Spain, through its subsidiaries, has control over 67.18% of the Bank’s shares.

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

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF is equaled to Ch$36,789.36 as of December 31, 2023 and Ch$35,110.98 as of December 31, 2022. In 2023, UF inflation was 4.7% compared to 13.3% in 2022. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

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

b.	Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements for the years ended December 31, 2023, 2022 and 2021, incorporate the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share As of December 31,
		Place of	2023			2022			2021
		Incorporation	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main Activity	and operation	%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10	50.10	-	50.10
Santander Consumer Chile S.A.	Financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A. (1)	Card operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00

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

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10 “Consolidated Financial Statements” (IFRS 10):

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)

-	Bansa Santander S.A. (financing revolving inventory lines to automotive dealers)

-	Multiplica SpA (Development card incentive programmes)

-	Pagonxt Trade Chile SPA (data processing and transmission services, databases and resources)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
		Place of	As of December 31,
		Incorporation	2023	2022	2021
Associates	Main activity	and operation	%	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

The Bank performs transactions in foreign currencies, mainly in U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank and its subsidiaries are translated to Chilean pesos at the representative market exchange rate of the month for the reported period; the rate used was Ch$874,45 as of December 31, 2023 (Ch$849.59 per US$1 as of December 31, 2022).

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(b)	Fair value through other comprehensive income (FVOCI)

Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling, and that contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at FVOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interestincome and foreign currency exchange gains and losses) are recognised in other comprehensive income, until the assets are sold. Upon disposal, the cumulative gain and losses in OCI are recognised in the income statements.

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

Financial assets held for trading are recognised at fair value through profit or loss, likewise derivatives contracts for trading purposes.

(c)	Equity instruments

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

In some cases, the Bank enters into transactions for which it retains the contractual rights to receive the cash flows of the financial asset but assumes a contractual obligation to pay the cash flows in an arrangement that meets all the conditions required, i.e. the Bank only transfers collected amounts from original assets, selling or pledging original assets is prohibited, and the Bank has the obligation to remit cash flows collected without material delay.

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

V. Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of December 31, 2023 and 2022 the Bank does not have balance offsetting of financial instruments.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

Specifically, the fair value of financial derivatives included in the ortfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. The Credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed by each counterparty.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

The main techniques used as of December 31, 2023 and 2022 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

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

A substantial portion of our loan portfolio is denominated in UF’s, a unit that is daily indexed to reflect inflation recorded in the previous month, with the net gain or loss resulting from such indexation reflected in the interest income and inflation line in the consolidated statement of income.

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognised in the Consolidated Statements of Income using criteria established in IFRS 15 “Revenue from contracts with customers”.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

The Bank has incorporated disaggregated revenue and expense disclosures and reportable segment relationship in Note 26.

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

At the beginning, the right-of-use asset is equal to the lease liability and is calculated as the present value of the lease payments discounted using the incremental interest rate at the commencement date, considering the lease term of each contract. The average incremental interest rate as of December 31, 2023 is 1.44%. After initial recognition, the right-of-use is subsequently depreciated using the straight-line method in accordance with the lease term of the contract, and the lease liability is amortised in accordance with the effective interest method. Financial interest is accounted as interest expense, and depreciation as depreciation expense in each period.

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

The model uses a dual measurement approach, under which the loss allowance is measured as either:

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

Since January 2022, the Bank updated its definition of default – new default – entailing the application of new parameters on PD, LGD y ELBE, resulting in a release of ECL allowance that amounted of MCh$3,341 for 2022.

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

ECL allowance calculated on an Individual basis:

For financial assets in the corporate portfolio that are (a) credit-impaired at the reporting date (classified in stage 3 with a PD equal to 100%), and (b) is individually significant, the Bank calculates allowance for expected credit losses on an individual basis by using a “Cash flow discounted Methodology”. In this instance, the Bank measures the expected credit losses as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Any adjustment is recognised in profit or loss as an impairment gain or loss. The allowances determined under a “Discounted Cash Flow Methodology” must take into account the financial information of the debtor, including available business strategies, as well as collateral associated with that debtor. The recovery analysis includes the following scenarios:

-	Recovery of a possible sale of collateral.

-	Recovery on the basis of common commercial activities (commercial plan).

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ECL allowance calculated on a collective basis:

Commercial loans (except for those described within the “ECL allowance calculated on an Individual basis” description aforementioned), mortgage loans and consumer loans are grouped and assessed on a collective basis by using a credit loss allowance model. The estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect the changes in credit risk and the development of significant assumptions related to the probabilities of default and loss given default, related to forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors. See Note 37 Risk Management - f) Measurement of expected credit losses.

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

i.	Forward looking information

The ECL model includes a broad range of forward-looking information as economic inputs, such as:

●	Chilean Central Bank interest rates

●	Unemployment rates

●	Housing price growth

●	GDP growth

●	Consumer price index

See Note 37 Risk management – i) Macro economical forward-looking information.

ii.	Modifications of financial assets

When loan measured at amortised cost has been renegotiated or modified but not derecognised, the Bank recognises the resulting gains or losses as the difference between the carrying amount of the original loans and modified contractual cash flows discounted using the EIR before modification.

For ECL estimation purposes on financial assets that have been modified, is required to distinguish between modification that result in derecognition from those that does not result in derecognition. If the modification does not result in derecognition, then the subsequent assessment of whether there is a significant increase in credit risk is made comparing the risk at the reporting date based on the modified contractual term and the risk at initial recognition based on the original, unmodified contractual term. If the modification results in derecognition, then the modified asset is considered to be a new asset, and the modification’s date is origination date for impairment purposes.

According to current definitions, contractual modifications generate new operations.

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

At least once a year, the Bank performs the necessary analysis to update the “cost to sale” of assets received or awarded in lieu of payments. According to the Bank’s survey, as of December 31, 2023 the average cost to sale was estimated at 5.67% of the appraisal value (5.8% as of December 31, 2022).

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

As of December 31, 2023, 2022 and 2021 the Bank did not have any instruments that generated dilution.

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

As of December 31, 2023, 2022 and 2021 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provision for mandatory dividends” line of the Consolidated Statements of Changes in Equity with offset to Provisions.

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

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

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. This amendments has no impact on the presentation of the Bank’s Consolidated Financial Statements.

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The amendments were effective for annual periods beginning on or after 1 January 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted. This amendments has no impact on the presentation of the Bank’s Consolidated Financial Statements.

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

The amendments are applied prospectively. The amendments to IAS 1 were effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once the entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Bank’s management has reviewed its disclosures under these regulations, resulting in no material modifications.

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

The main change in Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12) is an exemption from the initial recognition exemption provided in IAS 12.15(b) and IAS 12.24. Accordingly, the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. This is also explained in the newly inserted paragraph IAS 12.22A. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted. The Bank’s management has implemented this amendments in the consolidated financial statements of the Bank.

Initial Application of IFRS 17 and IFRS 9—Comparative Information. Issued on December 9, 2021, the main amendment is a narrow-scope amendment to the transition requirements of IFRS 17 for entities that first apply IFRS 17 and IFRS 9 at the same time. The amendment regards financial assets for which comparative information is presented on initial application of IFRS 17 and IFRS 9, but where this information has not been restated for IFRS 9. Under the amendment, an entity is permitted to present comparative information about a financial asset as if the classification and measurement requirements of IFRS 9 had been applied to that financial asset before. The option is available on an instrument-by-instrument basis. In applying the classification overlay to a financial asset, an entity is not required to apply the impairment requirements of IFRS 9. There are no changes to the transition requirements in IFRS 9. This amendments has no impact on the presentation of the Bank’s Consolidated Financial Statements..

International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12). Issued on May 23,2023, The amendments introduce an exception to the requirements in the standard that an entity does not recognise and does not disclose information about deferred tax assets and liabilities related to the OECD pillar two income taxes; an entity applies the exception and the requirement to disclose that it has applied the exception immediately upon issuance of the amendments; the remaining disclosure requirements are required for annual reporting periods beginning on or after 1 January 2023. This standard has no impact on the presentation of the Bank’s Consolidated Financial Statements.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

2. New and revised IFRS issued but not effective

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them, which were not mandatory as of December 31, 2023. Although in some cases the early application is permitted by the IASB, the Bank has not taken that option.

Amendments to IFRS 16 – Lease liability in a sale and leaseback. Issued on September 22, 2022, these amendments requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognise any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognising in profit or loss any gain or loss relating to the partial or full termination of a lease. The amendments are effective for annual reporting periods beginning on or after 1 January 2024. Earlier application is permitted. The Bank’s Administration is evaluating the potential effects of this modification.

Amendments to IAS 1 – Non-current liabilities with covenants. Issued on October 21, 2022, these amendments modify the requirements introduced by Classification of Liabilities as Current or Non-current on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances: Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The amendments are effective for reporting periods beginning on or after 1 January 2024. The amendments are applied retrospectively in accordance with IAS 8 and earlier application is permitted. The Bank’s Administration is evaluating the potential effects of this modification.

Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements. Issued on May 25, 2023, the amendments require that an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

An entity applies the amendments to IAS 7 for annual reporting periods beginning on or after 1 January 2024 (with earlier application permitted) and the amendments to IFRS 7 when it applies the amendments to IAS 7. The Bank’s Administration is evaluating the potential effects of this modification.

Amendments to IAS 21 – Lack of exchangeability. Issued on August 15, 2023, the amendments includes:

1.	Specify when a currency is exchangeable into another currency and when it is not.

2.	Specify how an entity determines the exchange rate to apply when a currency is not exchangeable

3.	Require the disclosure of additional information when a currency is not exchangeable

The pronouncement also includes a new appendix with application guidance on exchangeability and a new illustrative example. The amendments also extend to conforming amendments to IFRS 1 which previously referred to, but did not define, exchangeability. An entity applies the amendments for annual reporting periods beginning on or after 1 January 2025. Earlier application is permitted. The Bank’s Administration is evaluating the potential effects of this modification.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 02 - SIGNIFICANT EVENTS

As of December 31, 2023, the following significant events have occurred and affected the Bank’s operation and Consolidated Financial Statements.

a.	The Board

At the Ordinary Board of Director’s meeting held on March 28, 2023, the members agreed to summon an Ordinary Shareholders Meeting scheduled for April 19, 2023 with the aim to propose a distribution of profits and payment of dividends equivalent to 60% of the retained earnings as of December 31, 2022 equivalent to $ 2.57469221 per share and to propose that the remaining 40% of the profits be destined to increase the Bank’s reserves. Hence, the Bank has accounting minimum dividend of 60% of the 2022 retained earnings.

Additionally, the resignation of the Alternate Director Oscar Von Chrismar was announced, and Maria Olivia Recart Herrera was appointed to replace him.

b.	Shareholders’ meeting

At the Ordinary Shareholders’ Meeting of Banco Santander-Chile held on April 19, 2023, along with the approval of the Consolidated Financial Statements for 2022, the shareholders agreed to distribute 60% of the net profits for the year (“Profit attributable to equity holders of the Bank”), which amounted to $485,191 million. Those profits represent a dividend of $2.57469221 Chilean pesos for each share. In addition, the Board approved that the remaining 40% was allocated to increase the Bank’s reserves.

Moreover, Claudio Melandri Hinojosa (president), Rodrigo Vergara Montes (independent), Orlando Poblete Iturrate (independent), Felix de Vicente Mingo (independent), Maria Olivia Recart Herrera (independent), Ana Dorrego de Carlos, Rodrigo Echenique, Lucia Santa Cruz Sutil, Blanca Bustamante Bravo (independiente) were elected as regular directors, and as substitute directors Juan Pedro Santa Maria Perez (independent) and Alfonso Gómez Morales (independent).

Furthermore, the members also approved PricewaterhouseCoopers Consultores Auditores SpA as external auditors for the 2023 financial year.

c.	Related entities

On April 5, 2023, at the extraordinary Shareholders meeting of Getnet, Mr. Carlos Alfredo Rocca Vidal resigned from the position of General Manager of the Company and Mr. Fernando Benito was appointed as the new General Manager unanimously.

In 2023, the company PagoNxt Trade Chile SpA was incorporated in Chile, whose sole shareholder is PagoNxt Trade S.L, domiciled in Spain. Since July 2023, PagoNxt Trade Chile SpA was consolidated into financial statements of Banco Santander Chile based on the new company´s relevant activities are determined by the Bank and, therefore, the Bank exercises control.

On July 25, 2023, the shareholders of Santander Corredora de Seguros Limitada approved the reduction of its share capital in the sum of $19,578,714,679, thus, the effective share capital as of August 30, 2023 was $12,304,220,013. This capital reduction did not mean a change in the percentages of shareholders’ participation.

On August 21, 2023, the shareholders of Santander Corredora de Seguros Limitada agreed to distribute the company’s accumulated profits in the amount of 50,323,708,868 Chilean pesos.

On October 5, 2023, the shareholders of Santander Asesorias Fiancieras agrred to distribute the company’s accumulated profits in the amount of 19,058,866,145 Chilean pesos, the effective payment distribution was made on October 11, 2023. On the same date, the company made a capital decrease for an amount of Th$38,499,134 distributed among its shareholders, according to their participation.

d.	Bonds issued

Senior bonds

As of December 31, 2023 the Bank has registered senior bonds for an amount of CLP 750,000,000,000 and UF 21,000,000. The debt issuance information is included in Note 17.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 02 - SIGNIFICANT EVENTS, continued

Series	Currency	Term (annual)	Issuance rate (annual)	Placement date	Amount	Maturity date
AA1	CLP	6 years	6.60%	12-01-2022	100,000,000,000	12-01-2028
AA2	CLP	6.5 years	6.20%	12-01-2022	100,000,000,000	06-01-2029
AA3	CLP	8 years	6.20%	09-01-2022	100,000,000,000	09-01-2030
AA4	CLP	10.5 years	6.25%	09-01-2022	100,000,000,000	03-01-2033
AA5	UF	9.5 years	2.95%	08-01-2022	10,000,000	02-01-2032
AA6	UF	15 years	2.70%	10-01-2022	5,000,000	10-01-2037
AA7	CLP	3.5 years	6.80%	02-01-2023	75,000,000,000	08-01-2026
AA8	CLP	4.5 years	6.70%	03-31-2023	100,000,000,000	09-01-2027
AA9	CLP	8 years	6.30%	03-31-2023	75,000,000,000	11-01-2030
AA10	CLP	8 years	7.10%	04-24-2023	50,000,000,000	03-01-2026
AA11	CLP	3 years	6.40%	07-01-2023	50,000,000,000	07-012026
AA12	UF	10 years	3.40%	09-01-2023	3,000,000	03-01-2033
AA13	UF	6 years	3.40%	09-01-2023	3,000,000	09-01-2029

On October 20, 2023, the Bank issued a green bond in the Japanesee market, with settlement date on October 27, 2023 –through the Bank’s EMTN program – for JPY8,000,000,000 with maturity on October 27, 2025 at 0.845% interest rate.

e.	Others

Transbank

The Ministry of Finance together with the Association of Banks and Financial Institutions (ABIF) announced that the shareholder banks of Transbank began a process of selling their shareholding in that company, within the new framework of the payment system (four-part model). The Shareholders has defined JPMorgan as the advisory bank in the disposal. Up to now, there is no buyer for this sale.

MPR

On July 28, 2023, after 8 months maintaining Monetary Policy Rate (MPR) the Chilean Central Bank decreased the rate by 100 basis points, from 11.25% to 10.15%. Subsequently, on September 4, the Chilean Central Bank made a new decrease in the MPR, to 9.50%. At the end of December the MPR was 8.25%.

Chilean Central Bank – liquidity deposits

On September 26, 2023, the Council of the Central Bank of Chile established a special program that consists of the issuance of liquidity deposit certificates in national currency (PDL), with the exclusive purpose of guaranteeing and operationally supporting the payment of the Financing Facility Conditional on Increased Loans (FCIC). On October 13, 2023, the CMF issued a communication instructing the accounting treatment of these PDLs, which must be registered as Financial Debt Instruments, within the category of financial assets at amortized cost. As of December 31, 2023, the Bank has invested Ch$3,392,609 million in this type of instruments.

Interchanges fees

Since October 1, 2023, the first reduction of the interchange rates limits began, as per was agreed by the Committee for Setting Limits on Exchange Rates in last February and published on April, 26, 2023 at the Official Journal. The maximum rates will be 0.5% for debit cards, 1.14% for credit cards, and 0.94% for cards with provision of funds.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

Below are the tables showing the Bank’s results by reporting segment for the years ended December 31, 2023, 2022 and 2021 in addition to the corresponding balances of loans and accounts receivable from customers:

			For the year ended December 31, 2023
	Loans and accounts receivable from customers (1)	Deposits and other demand deposits (2)	Net interest income	Net fee and commission income	Net income from financial operations	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	29,066,792	13,896,076	1,381,014	376,643	45,573	(295,221)	(661,901)	846,108
Middle-market	8,774,343	5,513,939	459,256	64,964	29,611	(37,515)	(106,851)	409,465
CIB	3,077,491	8,256,291	248,381	50,457	185,617	10,418	(95,914)	398,959
Other	(106,740)	2,009,462	(995,602)	10,576	41,654	(467)	(11,482)	(955,321)
Total	40,811,886	29,675,768	1,093,049	502,640	302,455	(322,785)	(876,148)	699,211

Other operating income								3,807
Other operating expenses and impairment								(33,550)
Net income from non-current assets and groups available for sale not admissible as discontinued operations								13,154
Income from investments in associates and other companies								8,763
Result of continuing operations before income taxes								691,385
Income tax expense								(97,548)
Result of discontinued operations before income taxes								-
Income tax expense								-
Net income for the year								593,837

(1)	Corresponds to loans and accounts receivable and Interbank at amortised cost, without deducting their allowances for loan losses.
(2)	Corresponds to Deposits and other demand liabilities and Time deposits and other time liabilities.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 03 - REPORTING SEGMENTS, continued

			For the year ended December 31, 2022
	Loans and accounts receivable from customers (1)	Deposits and other demand deposits (2)	Net interest income	Net fee and commission income	Net income from financial operations	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	27,081,897	13,553,898	1,129,553	312,706	34,721	(290,184)	(635,991)	550,905
Middle-market	8,641,652	6,110,529	389,297	62,644	22,979	(57,253)	(105,160)	312,507
CIB	2,978,420	6,636,113	143,575	37,300	157,793	(8,082)	(91,926)	238,660
Other	27,432	764,476	(92,313)	(5,381)	1,685	(1,075)	(21,943)	(119,027)
Total	38,729,401	27,065,016	1,570,112	407,269	217,178	(356,494)	(855,020)	983,045

Other operating income								5,539
Other operating expenses								(106,306)
Net income from non-current assets and groups available for sale not admissible as discontinued operations								8,518
Income from investments in associates and other companies								10,310
Result of continuing operations before income taxes								901,106
Income tax expense								(93,624)
Result of discontinued operations before income taxes								-
Income tax expense								-
Net income for the year								807,482

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 04 - CASH AND CASH EQUIVALENTS

a.	The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Cash and deposits in banks
Cash	1,198,568	1,110,830
Deposits at the Central Bank of Chile	654,883	444,491
Deposits in local banks	1,128	2,646
Deposits in banks abroad	868,703	424,975
Subtotals – Cash and deposits in banks	2,723,282	1,982,942

Net cash items in process of collection	37,442	96,944
Cash and cash equivalents	2,760,724	2,079,886

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

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions were as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	85,467	93,650
Funds receivable	727,057	750,166
Subtotal	812,524	843,816
Liabilities
Funds payable	(775,082)	(746,872)
Subtotal	(775,082)	(746,872)

Cash in process of collection, net	37,442	96,944

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 05 - FINANCIAL ASSETS FOR TRADING AT FAIR VALUE TRHOUGH PROFIT AND LOSS

The detail of financial assets for trading at fair value through profit and loss is as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Financial derivative contracts
Forwards	1,262,688	1,669,807
Swaps	8,848,051	9,992,123
Call currency options	4,100	1,429
Put currency options	4,647	9,601
Subtotal	10,119,486	11,672,960
Debt financial instruments
Chilean Central Bank and Government securities	98,308	153,967
Foreign financial debt securities	-	79
Subtotal	98,308	154,046

Total	10,217,794	11,827,006

a.	As of December 31, 2023 and 2022 the Bank holds the following portfolio of financial assets derivative contracts:

	As of December 31, 2023
	Notional amount
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	-	15,867,609	12,888,002	14,222,043	4,911,114	684,394	1,086,568	49,659,730	1,262,688
Interest rate swaps	-	5,619,676	18,456,733	20,257,077	18,590,489	7,833,406	14,063,652	84,821,033	2,342,464
Cross currency swaps	-	1,960,833	4,433,903	17,189,757	41,659,348	18,501,221	44,664,446	128,409,508	6,505,587
Call currency options	-	44,358	100,886	84,331	-	-	-	229,575	4,100
Put currency options	-	212,940	114,990	54,949	6,558	-	-	389,437	4,647
Total	-	23,705,416	35,994,514	51,808,157	65,167,509	27,019,021	59,814,666	263,509,283	10,119,486

		As of December 31, 2022
		Notional amount
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	-	9,245,832	7,653,539	9,828,036	6,178,376	1,009,395	737,202	34,652,380	1,669,807
Interest rate swaps	-	5,583,353	8,796,596	26,246,111	24,855,247	11,658,182	16,373,617	93,513,106	4,283,817
Cross currency swaps	-	1,258,796	1,575,109	5,398,185	19,811,336	11,689,202	21,297,126	61,029,754	5,708,306
Call currency options	-	99,157	80,844	24,744	-	-	-	204,745	1,429
Put currency options	-	309,713	1,699	7,816	-	-	-	319,228	9,601
Total	-	16,496,851	18,107,787	41,504,892	50,844,959	24,356,779	38,407,945	189,719,213	11,672,960

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 05 - FINANCIAL ASSETS FOR TRADING AT FAIR VALUE TRHOUGH PROFIT AND LOSS, continued

b.	As of December 31, 2021 and 2020 the Bank holds the following portfolio of debt financial instruments for trading:

	As of December 31,
	2023	2022
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank financial instruments	-	1,412
Chilean Treasury bonds and notes	98,308	152,555
Subtotal	98,308	153,967
Other Chilean debt financial securities
Chilean corporate bonds	-	-
Subtotal	-	-
Foreign financial debt securities
Other foreign financial instruments	-	79
Subtotal	-	79

Total	98,308	154,046

As of December 31, 2023 and 2022, there were no trading investments sold under resell agreements to clients or financial institutions.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The financial assets at fair value through other comprehensive income is as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Debt financial instruments
Chilean Central Bank and Government securities	3,024,700	4,074,413
Other Chilean debt financial securities	6,656	9,898
Foreign financial debt securities	1,504,669	1,796,422
Subtotal	4,536,025	5,880,733
Other financial instruments
Commercial loans	105,257	142,306
Subtotal	105,257	142,306

Total	4,641,282	6,023,039

a.	As of December 31, 2023 and 2022 detail of financial debt instruments is as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank financial instruments	2,286,541	3,331,264
Chilean Treasury bonds and notes	737,705	742,717
Other Chilean government financial instruments	454	432
Subtotal	3,024,700	4,074,413
of which sold under repurchase agreement	362,893	207,280
Other Chilean debt financial securities
Chilean Bank debt financial instruments	6,656	9,891
Other Chilean financial instruments	-	7
Subtotal	6,656	9,898
of which sold under repurchase agreement	77	91
Foreign financial debt securities
Foreign Central Banks debt financial instruments	1,238,866	1,668,670
Other foreign financial instruments	265,803	127,752
Subtotal	1,504,669	1,796,422
of which sold under repurchase agreement	-	127,752
Total	4,536,025	5,880,733

The Bank holds instruments, within “Chilean Central Bank and government securities”, which guarantee derivatives transactions through Comder Contraparte Central S.A., in the local market as of December 31, 2023 and 2022 for an amount of Ch$224,680 and Ch$133,480, respectively, while “Foreign financial debt securities” guarantee derivatives transactions through London Clearing House (LCH) as of December 31, 2023 and 2022 for an amount of Ch$71,705 and Ch$69,666, respectively. Additionally, the Bank maintains guarantees with Euroclear as of December 31, 2023 and 2022 for an amount of Ch$564,020 and Ch$590,466, respectively, to comply with the initial margin required by European EMIR Standard.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

As of December 31, 2023, changes in fair value of financial assets measured at FVCO included a cumulative net unrealized loss of MCh$89,748, recorded as “valuation adjustment” in OCI, where MCh$91,596 (loss) are attributable to shareholders equity and MCh$1,848 (profit) to non-controlling interest.

As of December 31, 2022, changes in fair value of financial assets measured at FVCO included a cumulative net unrealized loss of MCh$109,392, recorded as “valuation adjustment” in OCI, where MCh$110,130 (loss) are attributable to shareholders equity and MCh$738 (profit) to non-controlling interest.

The changes in the fair value and the corresponding ECL as of December 31, 2023 is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
Gross carrying amount at January 1, 2023	5,880,733	-	-	5,880,733
New financial assets purchased	41,150,092	-	-	41,150,092
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(42,616,549)	-	-	(42,616,549)
Changes in measument of financial assets	121,749	-	-	121,749
Other adjustments	-	-	-	-
At December 31, 2023	4,536,025	-	-	4,536,025

	Stage 1	Stage 2	Stage 3	TOTAL
ECL at January 1, 2023	877	-	-	877
New financial assets purchased	9,051	-	-	9,051
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(9,174)	-	-	(9,174)
Changes due to changes in credit risk	33	-	-	33
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2023	787	-	-	787

The changes in the fair value and the corresponding ECL as of December 31, 2022 is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
Gross carrying amount at January 1, 2022	5,803,139	-	-	5,801,379
New financial assets purchased	31,456,434	-	-	31,456,434
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(31,248,163)	-	-	(31,248,163)
Changes in measument of financial assets	(130,677)	-	-	(128,917)
Other adjustments	-	-	-	-
At December 31, 2022	5,880,733	-	-	5,880,733

	Stage 1	Stage 2	Stage 3	TOTAL
ECL at January 1, 2022	703	-	-	703
New financial assets purchased	5,627	-	-	5,627
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(5,553)	-	-	(5,553)
Changes due to changes in credit risk	100	-	-	100
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2022	877	-	-	877

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2023, 2022 and 2021 is as follows:

	As of December 31,
	2023	2022	2021
	MCh$	MCh$	MCh$
Sale of debt financial instruments at FVOCI generating realized profits	6,837,112	452,668	1,728,731
Realized profits	392	121	28,131
Sale of debt financial instruments at FVOCI generating realized losses	1,605,762	1,122,222	1,247,044
Realized losses	134,485	22,195	4,944

The Bank evaluated those instruments with unrealized losses as of December 31, 2023 and 2022 and concluded they were not impaired. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no significant or prolonged declines nor changes in credit risk which would cause impairment in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2023 and 2022 were not in a continuing unrealized loss position for more than one year.

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

The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2023, is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2023	142,632	-	-	142,632
New financial assets originated	85,533			85,533
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(138,700)	-	-	(138,700)
Changes in measument of financial assets	15,916	-	-	15,916
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2023	105,381	-	-	105,381

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2023	326	-	-	326
New financial assets originated	162			162
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(313)	-	-	(313)
Changes due to changes un credit risk	(50)	-	-	(50)
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2023	125	-	-	125

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The following charts show debt instruments at fair value through other comprehensive income cumulative unrealized losses, as of December 31, 2023:

	Less than 12 months				More than 12 months				Total
2023	Amortised cost	Fair value	Unrealized profit	Unrealized loss	Amortised cost	Fair value	Unrealized profit	Unrealized loss	Amortised cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities					-	-	-	-
Chilean Central Bank financial instruments	2,286,208	2,286,541	417	(84)	-	-	-	-	2,286,208	2,286,541	417	(84)
Chilean Treasury bonds and notes	801,738	737,705	24,466	(88,499)	-	-	-	-	801,738	737,705	24,466	(88,499)
Other Chilean government financial instruments	444	454	10	-	-	-	-	-	444	454	10	-
Subtotal	3,088,390	3,024,700	24,893	(88,583)	-	-	-	-	3,088,390	3,024,700	24,893	(88,583)

Other Chilean debt financial securities
Chilean Bank debt financial instruments	7,858	6,656	23	(1,225)	-	-	-	-	7,858	6,656	23	(1,225)
Other Chilean financial instruments	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	7,858	6,656	23	(1,225)	-	-	-	-	7,858	6,656	23	(1,225)

Foreign financial debt securities
Foreign Central Banks financial instruments	1,264,768	1,238,866	18,330	(44,232)	-	-	-	-	1,268,492	1,238,866	14,606	(44,232)
Other foreign debt financial instruments	260,401	265,803	6,966	(1,564)	-	-	-	-	260,401	265,803	6,966	(1,564)
Subtotal	1,525,169	1,504,669	25,296	(45,796)	-	-	-	-	1,528,893	1,504,669	21,572	(45,796)
Loans and account receivable from customer
Commercial loans	109,613	105,257	-	(4,356)	-	-	-	-	109,613	105,257	-	(4,356)
Subtotal	109,613	105,257	-	(4,356)	-	-	-	-	109,613	105,257	-	(4,356)
					-	-	-	-
Total	4,731,030	4,641,282	50,212	(139,960)	-	-	-	-	4,734,754	4,641,282	46,488	(139,960)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The following charts show debt instruments at fair value through other comprehensive income cumulative unrealized losses, as of December 31, 2022:

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING

As of December 31, 2023 and 2022 the Bank holds the following portfolio of derivative instruments for hedging purposes:

	As of December 31, 2023
	Notional amount								Fair value
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Interest rate swaps	-	12,562	3,656,708	2,971,608	2,219,138	349,780	612,115	9,821,911	96,729	1,319,275
Cross currency swaps	-	87,445	216,904	902,332	4,075,196	497,502	1,764,227	7,543,606	251,810	174,041
Subtotal	-	100,007	3,873,612	3,873,940	6,294,334	847,282	2,376,342	17,365,517	348,539	1,493,316
Currency forwards	-	43,242	177,000	2,207,656	8,745	-	-	2,436,643	5,539	64,624
Cross currency swaps	-	459,517	1,144,579	5,286,020	6,210,538	1,205,343	1,676,266	15,982,263	251,451	908,827
Subtotal	-	502,759	1,321,579	7,493,676	6,219,283	1,205,343	1,676,266	18,418,906	256,990	973,451
Total	-	602,766	5,195,191	11,367,616	12,513,617	2,052,625	4,052,608	35,784,423	605,529	2,466,767

	As of December 31, 2022
	Notional amount								Fair value
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Interest rate swaps	-	206,630	447,773	722,845	7,300,878	608,013	1,728,916	11,015,055	213,478	1,166,339
Cross currency swaps	-	84,959	706,859	1,512,048	3,149,733	1,200,889	1,462,413	8,116,901	75,848	333,097
Subtotal	-	291,589	1,154,632	2,234,893	10,450,611	1,808,902	3,191,329	19,131,956	289,326	1,499,436
Cash flow hedge derivatives
Currency forwards	-	176,664	1,839,766	554,696	-	-	-	2,571,126	823	35,332
Cross currency swaps	-	486,032	932,204	2,019,072	6,703,372	2,077,260	2,261,958	14,479,898	187,613	1,254,026
Subtotal	-	662,696	2,771,970	2,573,768	6,703,372	2,077,260	2,261,958	17,051,024	188,436	1,289,358
Total	-	954,285	3,926,602	4,808,661	17,153,983	3,886,162	5,453,287	36,182,980	477,762	2,788,794

a.	Micro-hedge accounting

Fair value micro-hedge

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. Those hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2023 and 2022, classified by term to maturity:

	As of December 31, 2023
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Debt instruments at FVOCI
Chilean sovereign bonds	-	-	-	-	-	-	301,803	301,803
US Treasury bonds	-	-	-	-	655,838	349,780	262,335	1,267,953
Chilean Treasury bonds							50,795	50,795
Time deposits and other time liabilities
Time deposits	-	12,562	27,708	92,160	-	-	-	132,430
Instrumentos de deuda emitidos
Senior bonds	-	-	91,973	882,779	2,262,976	497,502	696,941	4,432,171
Subordinated bonds	-	87,445	-	-	183,946		505,998	777,389
Interbank borrowing
Chilean Central Bank loans	-	-	3,329,001	2,849,001		-	-	6,178,002
Total	-	100,007	3,448,682	3,823,940	3,102,760	847,282	1,817,872	13,140,543
Hedging instrument
Cross currency swaps	-	87,445	91,973	902,331	2,433,621	497,502	1,205,760	5,218,632
Forwards	-	12,562	3,356,709	2,921,609	669,139	349,780	612,112	7,921,911
Total	-	100,007	3,448,682	3,823,940	3,102,760	847,282	1,817,872	13,140,543

	As of December 31, 2022
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and account receivable at amortised cost
Commercial loans	-	-	-	180,963	-	-	-	180,963
Debt instruments at FVOCI
US Treasury bonds	-	-	-	-	-	594,713	1,389,080	1,983,793
Time deposits and other time liabilities
Time deposits	-	206,630	447,773	873,822	141,539	-	-	1,669,764
Instrumentos de deuda emitidos
Senior bonds	-	-	-	122,638	2,569,632	1,038,634	757,861	4,488,765
Subordinated bonds	-	-	-	-	84,959	175,555	485,917	746,431
Interbank borrowing
Interbank loans	-	84,959	706,859	1,057,470	-	-	-	1,849,288
Chilean Central Bank loans	-	-	-	-	6,178,000	-	-	6,178,000
Total	-	291,589	1,154,632	2,234,893	8,974,130	1,808,902	2,632,858	17,097,004
Hedging instrument
Cross currency swaps	-	84,959	706,859	1,512,048	2,573,252	1,200,890	903,942	6,981,950
Forwards	-	206,630	447,773	722,845	6,400,878	608,012	1,728,916	10,115,054
Total	-	291,589	1,154,632	2,234,893	8,974,130	1,808,902	2,632,858	17,097,004

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued

Cash flow micro-hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable interest rate. The inflation risk that arises in some items is covered by both forwards as well as cross currency swaps.

Below is the notional amount of the hedged items as of December 31, 2023 and 2022, and the period when the cash flows will be generated:

	As of December 31, 2023
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable at amortised cost
Mortgage loans	-	232,909	596,597	3,889,412	4,192,353	766,685	1,077,483	10,755,439
Debt instruments at FVOCI
Chilean Treasury bonds	-	-	-	-	492,370	-	191,905	684,275
Time deposits and other time liabilities
Time deposits	-	-	21,861	392,453	8,744	-	-	423,058
Issued debt instruments
Senior bonds	-	-	-	-	331,104	-	-	331,104
Subordinated bonds	-	269,850	124,236	549,555	893,024	263,768	406,878	2,507,311
Interbank borrowings
Interbank loans	-	-	578,885	2,662,256	301,688	174,890	-	3,717,719
Total	-	502,759	1,321,579	7,493,676	6,219,283	1,205,343	1,676,266	18,418,906
Hedging instrument
Cross currency swaps	-	459,518	1,144,579	5,286,018	6,210,539	1,205,343	1,676,266	15,982,263
Currency forward	-	43,241	177,000	2,207,658	8,744	-	-	2,436,643
Total	-	502,759	1,321,579	7,493,676	6,219,283	1,205,343	1,676,266	18,418,906

	As of December 31, 2022
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable at amortised cost
Mortgage loans	-	545,747	2,563,558	1,999,451	5,568,862	1,026,081	1,577,002	13,280,701
Debt instruments at FVOCI
Chilean Treasury bonds	-	-	-	-	-	492,370	191,906	684,276
Issued debt instruments
Senior bonds	-	-	-	-	315,999	-	-	315,999
Subordinated bonds	-	70,222	140,444	245,526	818,511	558,809	493,051	2,326,563
Interbank borrowings
Interbank loans	-	46,727	67,967	328,791	-	-	-	443,485
Total	-	662,696	2,771,969	2,573,768	6,703,372	2,077,260	2,261,959	17,051,024
Hedging instrument
Cross currency swaps	-	486,032	932,203	2,019,072	6,703,372	2,077,260	2,261,959	14,479,898
Currency forward	-	176,664	1,839,766	554,696	-	-	-	2,571,126
Total	-	662,696	2,771,969	2,573,768	6,703,372	2,077,260	2,261,959	17,051,024

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued

i.	Forecasted cash flows for interest rate risk

Below is an estimate of the periods in which cash flows are expected to be produced:

	As of December 31, 2023
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(7,483)	(13,555)	(68,956)	(39,724)	(7,913)	(2,980)	(140,611)
Net flows	-	(7,483)	(13,555)	(68,956)	(39,724)	(7,913)	(2,980)	(140,611)
Hedging instrument
Inflows	-	-	-	-	-	-	-	-
Outflows (*)	-	7,483	13,555	68,956	39,724	7,913	2,980	140,611
Net flows	-	7,483	13,555	68,956	39,724	7,913	2,980	140,611

(*)	Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2022
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	4,267	4,627	-	-	-	8,894
Outflows	-	(288)	(733)	(5,993)	(10,273)	(5,063)	(4,310)	(26,660)
Net flows	-	(288)	3,534	(1,366)	(10,273)	(5,063)	(4,310)	(17,766)
Hedging instrument
Inflows	-	-	(4,267)	(4,627)	-	-	-	(8,894)
Outflows (*)	-	288	733	5,993	10,273	5,063	4,310	26,660
Net flows	-	288	(3,534)	1,366	10,273	5,063	4,310	17,766

(*)	Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

ii.	Forecasted cash flows for inflation risk:

	As of December 31, 2023
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	23,515	91,152	302,604	72,206	19,206	33,221	541,904
Outflows	-	(78,300)	(379,379)	(784,238)	(552,738)	(49,350)	(39,017)	(1,883,022)
Net flows	-	(54,785)	(288,227)	(481,634)	(480,532)	(30,144)	(5,796)	(1,341,118)
Hedging instrument
Inflows	-	78,300	379,379	784,238	552,738	49,350	39,017	1,883,022
Outflows	-	(23,515)	(91,152)	(302,604)	(72,206)	(19,206)	(33,221)	(541,904)
Net flows	-	54,785	288,227	481,634	480,532	30,144	5,796	1,341,118

	As of December 31, 2022
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	112,209	410,507	397,542	1,197,961	393,717	702,610	3,214,546
Outflows	-	(10,882)	(24,505)	(20,551)	(98,565)	(52,368)	(52,297)	(259,168)
Net flows	-	101,327	386,002	376,991	1,099,396	341,349	650,313	2,955,378
Hedging instrument
Inflows	-	10,882	24,505	20,551	98,565	52,368	52,297	259,168
Outflows	-	(112,209)	(410,507)	(397,542)	(1,197,961)	(393,717)	(702,610)	(3,214,546)
Net flows	-	(101,327)	(386,002)	(376,991)	(1,099,396)	(341,349)	(650,313)	(2,955,378)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued

iii.	Forecasted cash flows for exchange rate risk

	As of December 31, 2023
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(30,629)	(168,812)	(1,992,343)	(22,684)	(3,212)	-	(2,217,680)
Net flows	-	(30,629)	(168,812)	(1,992,343)	(22,684)	(3,212)	-	(2,217,680)
Hedging instrument
Inflows	-	-	-	-	-	-	-	-
Outflows	-	30,629	168,812	1,992,343	22,684	3,212	-	2,217,680
Net flows	-	30,629	168,812	1,992,343	22,684	3,212	-	2,217,680

	As of December 31, 2022
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(5,687)	(4,281)	(20,192)	(6,784)	(3,208)	(1,606)	(41,758)
Net flows	-	(5,687)	(4,281)	(20,192)	(6,784)	(3,208)	(1,606)	(41,758)
Hedging instrument
Inflows	-	-	-	-	-	-	-	-
Outflows	-	5,687	4,281	20,192	6,784	3,208	1,606	41,758
Net flows	-	5,687	4,281	20,192	6,784	3,208	1,606	41,758

b.	Other comprehensive income effect

The accumulated effect of the mark to market adjustment of cash flow hedges generated by hedge instruments used in hedged cash flow was recorded in the Consolidated Statements of Changes in Equity, within other comprehensive income, as of December 31, 2023 and 2022, is as follows:

	As of December 31,
Hedged item	2023	2022
	MCh$	MCh$
Interbank loans	(10,675)	(2,343)
Time deposits and other time liabilities	516	-
Issued debt instruments	(9,684)	415
Debt instruments at FVOCI	(4,235)	(22,571)
Loans and accounts receivable at amortised cost	108,494	(94,339)
Total	84,416	(118,838)

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that fluctuations of fair value attributable to risk components are almost completely offset.

During the current year, the Bank did not enter into any cash flow hedges relating to forecasted transactions.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued

c.	P&L effect

The amounts recycling from other comprehensive income to income for the year related to cash flow hedges are as follows:

	For the years ended December 31,
	2023	2022	2021
	MCh$	MCh$	MCh$
Bond hedging derivatives	817	(826)	(3,248)
Interbank loans hedging derivatives	(4,775)	(4,762)	(286)
Mortgage loans hedging derivatives	(36,154)	(37,698)	(22,160)
Cash flow hedge net gain (loss)	(40,112)	(43,286)	(25,694)

See Note 21 - Equity, letter e, for other comprehensive income reconciliation

d.	Net investment hedges in foreign operations

As of December 31, 2023, and 2022, the Bank does not have any foreign net investment hedges nor hedge accounting.

e.	Fair value macro-hedges

	Notional amount
As of December 31, 2023	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Loans and account receivable at amortised cost
Mortgage loans	-	-	-	-	-	-	377,928	377,928
Commercial loans	-	-	424,930	50,000	3,191,574	-	180,542	3,847,046
Total	-	-	424,930	50,000	3,191,574	-	558,470	4,224,974
Hedging instrument
Cross currency swaps	-	-	124,930	-	1,641,574	-	558,470	2,324,974
Interest rate swaps	-	-	300,000	50,000	1,550,000	-	-	1,900,000
Total	-	-	424,930	50,000	3,191,574	-	558,470	4,224,974

	Notional amount
As of December 31, 2022	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Loans and account receivable at amortised cost
Mortgage loans	-	-	-	-	576,481	-	558,470	1,134,951
Commercial loans	-	-	-	-	900,000	-	-	900,000
Total	-	-	-	-	1,476,481	-	558,470	2,034,951
Hedging instrument
Cross currency swaps	-	-	-	-	576,481	-	558,470	1,134,951
Interest rate swaps	-	-	-	-	900,000	-	-	900,000
Total	-	-	-	-	1,476,481	-	558,470	2,034,951

As of December 31, 2023, and 2022 Other Assets include MCh$160,370 and MCh$160,531 respectively, related to fair value measurement of net assets or liabilities subject to macrohedges. See Note 14.

As of December 31, 2023, and 2022, Other Liabilities include MCh$68,781 and MCh$85,725 respectively, related to fair value measurement of net assets or liabilities subject to macrohedges. See Note 20.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST

As of December 31, 2023 and 2022 the composition and balances are as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Debt financial instruments
Chilean Central Bank and Government securities	8,176,895	4,867,591
Subtotal	8,176,895	4,867,591
Interbank loans
Foreign banks	68,438	32,990
Subtotal	68,438	32,990
Loans and account receivable from customers
Commercial loans	17,412,063	17,023,023
Mortgage loans	16,857,306	15,566,253
Consummer loans	5,324,088	4,953,868
Subtotal	39,593,457	37,543,144

Total	47,838,790	42,443,725

a.	Debt financial instruments

The detail of the instruments classified as Debt instruments at amortised cost is as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank financial instrumentos	3,392,609	-
Chilean Treasury bonds and notes	4,786,015	4,868,485
Other Chilean government financial instruments	-	-
Subtotal	8,178,624	4,868,485

Expected credit loss allowance	(1,729)	(894)

Total	8,178,895	4,867,591

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

The changes in the amortised value and the corresponding ECL as of December 31, 2023 is as follows:

	Stage1	Stage2	Stage3	TOTAL
Gross carrying amount at January 1, 2023	4,868,485	-	-	4,868,485
New financial assets purchased	3,342,572	-	-	3,342,572
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(96,899)	-	-	(96,899)
Changes due to modifications not derecognised	64,466	-	-	64,466
Other adjustments	-	-	-	-
At December 31, 2023	8,178,624	-	-	8,178,624

	Stage1	Stage2	Stage3	TOTAL
ECL at January 1, 2023	894	-	-	894
New financial assets purchased	706	-	-	706
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(22)	-	-	(22)
Changes due to modifications not derecognised	151	-	-	151
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2023	1,729	-	-	1,729

The changes in the amortised value and the corresponding ECL as of December 31, 2022 is as follows:

	Stage1	Stage2	Stage3	TOTAL
Gross carrying amount at January 1, 2022	4,692,441	-	-	4,692,441
New financial assets purchased	-	-	-	-
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	-	-	-	-
Changes due to modifications not derecognised	176,044	-	-	176,044
Other adjustments	-	-	-	-
At December 31, 2022	4,868,485	-	-	4,868,485

	Stage1	Stage2	Stage3	TOTAL
ECL at January 1, 2022	711	-	-	711
New financial assets purchased	-	-	-	-
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	-	-	-	-
Changes due to modifications not derecognised	183	-	-	183
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2022	894	-	-	894

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

b.	Interbank Loans and Loans and account receivable from customers

	Assets before allowances				ECL allowance
As of December 31, 2023	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interbank loans
Foreign banks	68,440	-	-	68,440	2	-	-	2	68,438
Subtotal	68,440	-	-	68,440	2	-	-	2	68,438

Commercial loans
Commercial loans	11,065,756	1,147,185	1,023,496	13,236,437	48,647	54,103	453,245	555,995	12,680,442
Foreign trade loans	1,884,336	27,399	30,942	1,942,677	2,195	359	17,742	20,296	1,922,381
Checking accounts debtors	117,410	15,952	10,381	143,743	763	623	6,534	7,920	135,823
Credit card debtors	111,154	16,112	10,951	138,217	960	1,527	6,433	8,920	129,297
Factoring transactions	1,005,869	5,813	8,891	1,020,573	505	40	2,679	3,224	1,017,349
Leasing transactions	1,057,448	125,259	56,270	1,238,977	5,095	8,031	24,146	37,272	1,201,705
Student loans	26,795	10,178	10,111	47,084	831	2,031	7,154	10,016	37,068
Other loans and accounts receivable	280,658	5,169	18,122	303,949	2,585	921	12,445	15,951	287,998
Subtotal	15,549,426	1,353,067	1,169,164	18,071,657	61,581	67,635	530,378	659,594	17,412,063

Mortgage loans
Loans with mortgage finance bonds	396	14	64	474	1	2	16	19	455
Endorsable mortgage mutual loans	788	136	158	1,082	1	9	38	48	1,034
Mortgage mutual financed with mortgage bonds	77,289	10,335	3,136	90,760	43	405	718	1,166	89,594
Other mortgage mutual loans	14,496,439	1,693,324	716,227	16,905,990	8,567	52,650	152,295	213,512	16,692,478
Other credit and account receivable	60,811	9,376	4,946	75,133	39	305	1,044	1,388	73,745
Subtotal	14,635,723	1,713,185	724,531	17,073,439	8,651	53,371	154,111	216,133	16,857,306

Consumer loans
Installment consumer loans	2,974,147	478,315	256,422	3,708,884	51,401	71,048	113,566	236,015	3,472,869
Checking account debtors	111,901	31,647	7,406	150,954	1,713	969	2,423	5,105	145,849
Credit card debtors	1,424,125	279,997	31,667	1,735,789	4,216	11,813	16,820	32,849	1,702,940
Leasing transactions	1,911	142	29	2,082	86	18	10	114	1,968
Other consumer loans	72	175	394	641	13	49	117	179	462
Subtotal	4,512,156	790,276	295,918	5,598,350	57,429	83,897	132,936	274,262	5,324,088

Total	34,765,745	3,856,528	2,189,613	40,811,886	127,663	204,903	817,425	1,149,991	39,661,895

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

	Assets before allowances				ECL allowance
As of December 31, 2022	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interbank loans
Foreign banks	32,991	-	-	32,991	1	-	-	1	32,990
Subtotal	32,991	-	-	32,991	1	-	-	1	32,990

Commercial loans
Commercial loans	11,168,530	1,158,198	965,669	13,292,397	62,595	74,972	405,743	543,310	12,749,087
Foreign trade loans	1,525,589	61,981	24,938	1,612,508	6,453	2,262	16,820	25,535	1,586,973
Checking accounts debtors	106,281	16,204	9,776	132,261	1,049	1,179	6,438	8,666	123,595
Credit card debtors	112,483	11,208	8,986	132,677	1,141	1,683	5,671	8,495	124,182
Factoring transactions	859,269	13,438	5,683	878,390	956	587	1,812	3,355	875,035
Leasing transactions	1,113,284	156,368	76,325	1,345,977	6,288	9,478	29,462	45,228	1,300,749
Student loans	39,728	2,016	11,089	52,833	1,284	690	10,747	12,721	40,112
Other loans and accounts receivable	219,294	2,753	15,499	237,546	3,487	505	10,264	14,256	223,290
Subtotal	15,144,458	1,422,166	1,117,965	17,684,589	83,253	91,356	486,957	661,566	17,023,023

Mortgage loans
Loans with mortgage finance bonds	1,648	41	224	1,913	3	1	33	37	1,876
Endorsable mortgage mutual loans	1,769	56	413	2,238	3	2	69	74	2,164
Mortgage mutual financed with mortgage bonds	81,982	780	4,859	87,621	227	23	753	1,003	86,618
Other mortgage mutual loans	14,513,299	364,616	679,780	15,557,695	19,130	10,371	131,460	160,961	15,396,734
Other credit and account receivable	73,382	1,974	4,186	79,542	25	65	591	681	78,861
Subtotal	14,672,080	367,467	689,462	15,729,009	19,388	10,462	132,906	162,756	15,566,253

Consumer loans
Installment consumer loans	3,195,357	177,463	206,540	3,579,360	74,428	60,096	138,842	273,366	3,305,994
Checking account debtors	147,023	1,851	6,782	155,656	6,065	542	4,318	10,925	144,731
Credit card debtors	1,481,073	38,320	24,783	1,544,176	13,318	13,310	17,117	43,745	1,500,431
Leasing transactions	2,468	184	-	2,652	307	9	-	316	2,336
Other consumer loans	175	48	745	968	85	16	491	592	376
Subtotal	4,826,096	217,866	238,850	5,282,812	94,203	73,973	160,768	328,944	4,953,868

Total	34,675,625	2,007,499	2,046,277	38,729,401	196,845	175,791	780,631	1,153,267	37,576,134

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

a.	Interbank loans

The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2023, is as follows:

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2023	32,991	-	-	-	-	-	32,991
Transfers:
Transfers from stage 1 to stage 2	-	-	-	-	-	-	-
Transfers from stage 1 to stage 3	-	-	-	-	-	-	-
Transfers from stage 2 to stage 3	-	-	-	-	-	-	-
Transfers from stage 2 to stage 1	-	-	-	-	-	-	-
Transfers from stage 3 to stage 2	-	-	-	-	-	-	-
Transfers from stage 3 to stage 1	-	-	-	-	-	-	-
Net changes of financial assets	35,495	-	-	-	-	-	35,495
Write-off	-	-	-	-	-	-	-
Other adjustments	(46)	-	-	-	-	-	(46)
At December 31, 2023	68,440	-	-	-	-	-	68,440

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2023	1	-	-	-	-	-	1
Transfers
Transfers from stage 1 to stage 2	-	-	-	-	-	-	-
Transfers from stage 1 to stage 3	-	-	-	-	-	-	-
Transfers from stage 2 to stage 3	-	-	-	-	-	-	-
Transfers from stage 2 to stage 1	-	-	-	-	-	-	-
Transfers from stage 3 to stage 2	-	-	-	-	-	-	-
Transfers from stage 3 to stage 1	-	-	-	-	-	-	-
Net changes of the exposure and modifications in credit risk	1	-	-	-	-	-	1
Write-off	-	-	-	-	-	-	-
Other adjustments	-	-	-	-	-	-	-
At December 31, 2023	2	-	-	-	-	-	2

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

b.	Commercial loans

The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2023, is as follows:

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2023	11,885,781	4,258,677	1,192,595	229,571	683,368	434,597	17,684,589
Transfers:
Transfers from stage 1 to stage 2	(520,813)	(732,573)	520,813	732,573	-	-	-
Transfers from stage 1 to stage 3	(4,278)	(40,314)	0	0	4,278	40,314	-
Transfers from stage 2 to stage 3	-	-	(228,472)	(236,712)	228,472	236,712	-
Transfers from stage 2 to stage 1	505,152	353,714	(505,152)	(353,714)	-	-	-
Transfers from stage 3 to stage 2	-	-	93,978	144,542	(93,978)	(144,542)	-
Transfers from stage 3 to stage 1	44	10,951	-	-	(44)	(10,951)	-
Net changes of financial assets	297,075	528,353	(206,999)	(30,373)	(34,094)	(26,215)	527,747
Write-off	-	-	-	-	(65,102)	(82,530)	(147,632)
Other adjustments	11,131	(3,474)	1	416	-	(1,121)	6,953
At December 31, 2023	11,174,092	4,375,334	866,764	486,303	722,900	446,264	18,071,657

	Stage 1		Stage 2		Stage 3*
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2023	38,718	44,535	61,094	30,262	285,762	201,195	661,566
Transfers
Transfers from stage 1 to stage 2	(4,221)	(26,250)	11,509	81,669	-	-	62,707
Transfers from stage 1 to stage 3	(23)	(1,759)	-	-	1,723	6,896	6,837
Transfers from stage 2 to stage 3	-	-	(19,808)	(40,855)	88,874	66,626	94,837
Transfers from stage 2 to stage 1	6,715	7,286	(16,407)	(50,448)	-	-	(52,854)
Transfers from stage 3 to stage 2	-	-	12,317	24,741	(19,752)	(37,198)	(19,892)
Transfers from stage 3 to stage 1	-	131	-	-	(12)	(1,209)	(1,090)
Net changes of the exposure and modifications in credit risk	(17,720)	17,065	(12,984)	(13,112)	51,564	37,059	61,872
Write-off	-	-	-	-	(65,102)	(82,530)	(147,632)
Other adjustments	199	(3,095)	(7)	(336)	(1)	(3,517)	(6,757)
At December 31, 2023	23,668	37,913	35,714	31,921	343,056	187,322	659,954

*	ECL allowance of corporate loans in stage 3, includes MCh$155,903 from cash flow discounted methodology.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2022, is as follows:

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2022	10,377,271	4,716,168	1,411,363	233,158	551,237	364,016	17,653,213
Transfers:
Transfers from stage 1 to stage 2	(539,387)	(492,763)	539,387	492,763	-	-	-
Transfers from stage 1 to stage 3	(2,169)	(57,501)	-	-	2,169	57,501	-
Transfers from stage 2 to stage 3	-	-	(234,165)	(256,444)	234,165	256,444	-
Transfers from stage 2 to stage 1	397,703	350,391	(397,703)	(350,391)	-	-	-
Transfers from stage 3 to stage 2	-	-	27,958	154,166	(27,958)	(154,166)	-
Transfers from stage 3 to stage 1	-	369	-	-	-	(369)	-
Net changes of financial assets	735,541	(262,145)	(154,244)	(44,096)	(9,790)	(14,601)	250,665
Write-off	-	-	-	-	(66,456)	(74,191)	(140,647)
Other adjustments	(83,178)	4,158	(1)	415	1	(37)	(78,642)
At December 31, 2022	11,885,781	4,258,677	1,192,595	229,571	683,368	434,597	17,684,589

	Stage 1		Stage 2		Stage 3*
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2022	50,052	38,597	101,334	14,655	222,516	176,211	603,365
Transfers
Transfers from stage 1 to stage 2	(7,575)	(31,569)	19,943	82,410	-	-	63,209
Transfers from stage 1 to stage 3	(13)	(2,858)	-	-	666	12,082	9,877
Transfers from stage 2 to stage 3	-	-	(19,924)	(50,214)	76,362	84,285	90,509
Transfers from stage 2 to stage 1	12,752	6,295	(28,387)	(42,778)	-	-	(52,118)
Transfers from stage 3 to stage 2	-	-	10,409	15,418	(9,992)	(34,993)	(19,158)
Transfers from stage 3 to stage 1	-	15	-	-	-	(303)	(288)
Net changes of the exposure and modifications in credit risk	(16,913)	30,964	(22,255)	10,385	62,668	34,611	99,460
Write-off	-	-	-	-	(66,456)	(74,191)	(140,647)
Other adjustments	415	3,091	(26)	386	(2)	3,493	7,357
At December 31, 2022	38,718	44,535	61,094	30,262	285,762	201,195	661,566

*	ECL allowance of corporate loans in stage 3, includes MCh$105,837 from cash flow discounted methodology.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

c.	Mortgage loans

The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2023, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2023	14,672,080	367,467	689,462	15,729,009
Transfers:
Transfers from stage 1 to stage 2	(2,265,541)	2,265,541	-	-
Transfers from stage 1 to stage 3	(108,610)	-	108,610	-
Transfers from stage 2 to stage 3	-	(397,175)	397,175	-
Transfers from stage 2 to stage 1	936,562	(936,562)	-	-
Transfers from stage 3 to stage 2	-	419,626	(419,626)	-
Transfers from stage 3 to stage 1	20,596	-	(20,596)	-
Net changes of financial assets	1,377,161	(5,294)	7,851	1,379,718
Write-off	-	-	(38,193)	(38,193)
Other adjustments	3,475	(418)	(152)	2,905
At December 31, 2023	14,635,723	1,713,185	724,531	17,073,439

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2023	19,388	10,462	132,906	162,756
Transfers
Transfers from stage 1 to stage 2	(12,382)	58,302	-	45,920
Transfers from stage 1 to stage 3	(848)	-	6,813	5,965
Transfers from stage 2 to stage 3	-	(18,422)	35,303	16,881
Transfers from stage 2 to stage 1	6,893	(57,982)	-	(51,089)
Transfers from stage 3 to stage 2	-	58,566	(71,378)	(12,812)
Transfers from stage 3 to stage 1	135	-	(1,414)	(1,279)
Net changes of the exposure and modifications in credit risk	(4,536)	2,490	90,071	88,025
Write-off	-	-	(38,193)	(38,193)
Other adjustments	1	(45)	3	(41)
At December 31, 2023	8,651	53,371	154,111	216,133

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

d.	Consumer loans

The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2023, is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2023	4,826,096	217,866	238,850	5,282,812
Transfers:
Transfers from stage 1 to stage 2	(1,189,650)	1,189,650	-	-
Transfers from stage 1 to stage 3	(61,922)	-	61,922	-
Transfers from stage 2 to stage 3	-	(376,383)	376,383	-
Transfers from stage 2 to stage 1	282,491	(282,491)	-	-
Transfers from stage 3 to stage 2	-	82,015	(82,015)	-
Transfers from stage 3 to stage 1	3,629	-	(3,629)	-
Net changes of financial assets	651,516	(40,384)	(24,502)	586,630
Write-off	-	-	(271,123)	(271,123)
Other adjustments	(4)	3	32	31
At December 31, 2023	4,512,156	790,276	295,918	5,598,350

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2023	94,203	73,973	160,768	328,944
Transfers:
Transfers from stage 1 to stage 2	(89,169)	198,290	0	109,121
Transfers from stage 1 to stage 3	(3,917)	0	9,723	5,806
Transfers from stage 2 to stage 3	0	(155,653)	225,902	70,249
Transfers from stage 2 to stage 1	15,328	(78,238)	0	(62,910)
Transfers from stage 3 to stage 2	0	33,946	(56,076)	(22,130)
Transfers from stage 3 to stage 1	521	0	(2,003)	(1,482)
Net changes of the exposure and modifications in the credit risk	40,463	11,580	65,730	117,773
Write-off	0	0	(271,123)	(271,123)
Other adjustments	0	(1)	15	14
At December 31, 2023	57,429	83,897	132,936	274,262

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

In November, the Bank updated the macro-economic information and scenarios, resulting in a decrease of ECL allowance amounting of MCh$50,935, due to better projections of economic activity. Also, the Bank has updated significant increase in credit risk threshold (SICR), which resulting in a decrease in ECL allowance amounted of MCh$863. Moreover, the Bank has implement both threshold type (relative and absolute) for SICR assessment, using OR criteria (prior was based on AND criteria) generating an increase of ECL allowance amounted of MCh$22,175. As of December 31, 2023, the Bank maintains MCh$93,614 in residual overlays, to cover certain defaulted loans from mortgage and other commercial portfolios.

In the course of 2022, the Bank updated the macro-economic information and scenarios, resulting in an increase of ECL allowance of MCh$73,000, which were covered with post-model adjustment previously recorded. As of December 31, 2022 the Bank maintained MCh$91,351 in residual overlays, to face future macro-economic information and scenarios updates and to cover certain defaulted loans from mortgage and other commercial portfolios.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 09 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

Investments in associates and other companies are shown in the following table:

	Ownership interest As of December 31,			Carrying value As of December 31,			Profit and loss As of December 31,
	2023%	2022%	2021%	2023 MCh$	2022 MCh$	2021 MCh$	2023 MCh$	2022 MCh$	2021 MCh$
Redbanc S.A. (*)	33.43	33.43	33.43	4,168	3,800	3,321	255	572	472
Transbank S.A. (*)	25.00	25.00	25.00	32,736	27,732	21,288	5,007	6,508	(3,046)
Centro de Compensación Automatizado S.A.	33.33	33.33	33.33	4,863	5,172	3,664	1,689	1,567	876
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	29.29	2,615	1,949	1,769	505	442	344
Cámara de Compensación de Alto Valor S.A.	15.00	15.00	15.00	1,199	1,110	1,008	88	140	58
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00	4,285	3,169	3,134	726	804	437
Servicios de Infraestructura de Mercado OTC S.A.	12.48	12.48	12.48	1,824	1,682	1,561	134	109	33
Subtotal				51,690	44,614	35,745	8,404	10,142	(826)
Shares or rights in other companies
Bladex				-	-	-		-	188
Stock Exchanges				3,575	1,964	1,941	349	168	163
Others				19	8	8	10	-	-
Total				55,284	46,586	37,694	8,763	10,310	(475)

(*)	In December 2021, the Bank reclassified its participation in Redbanc S.A. and Transbank S.A. as Investment in associates, after its prior decision to classify them as “Non-current assets held for sale and discontinued operations”, due to lack of buyers. See Note 1 v) and Note 39.

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

Dividends are recognised in the income statements under “Income from investments in associates and other companies”.

The fair value of these equity investments is as follows:

	December 31,
	2023	2022
	MCh$	MCh$
Stock exchange	3,575	1,964
Others	19	8
Total	3,594	1,972

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 09 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

b.	Summary of financial information of associates as of and for the years ended December 31, 2023, 2022 and 2021:

	As of December 31,
	2023				2022				2021
	Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Redbanc S.A.	27,330	14,862	11,712	756	30,518	19,150	9,657	1,711	28,410	18,475	8,522	1,413
Transbank S.A.	1,409,045	1,278,102	111,143	19,800	14,982,071	13,872,786	848,977	260,308	1,317,587	1,232,689	97,337	(12,439)
Centro de Compensación Automatizado S.A.	17,362	3,280	9,024	5,058	19,342	4,295	10,345	4,702	13,247	2,519	8,100	2,628
Sociedad Interbancaria de Depósito de Valores S.A.	8,389	-	7,205	1,184	7,717	463	5,746	1,508	6,676	358	5,143	1,175
Cámara de Compensación de Alto Valor S.A.	9,167	1,343	7,252	572	8,357	1,004	6,423	930	7,569	931	6,246	392
Administrador Financiero del Transantiago S.A.	67,582	47,241	16,725	3,616	60,738	40,113	16,604	4,021	54,437	35,279	17,233	1,925
Servicios de Infraestructura de Mercado OTC S.A.	32,888	18,578	13,250	1,060	16,631	3,418	13,210	3	35,640	23,023	12,246	371
Total	1,571,763	1,363,406	176,311	32,046	15,125,374	13,941,229	910,962	273,183	1,463,566	1,313,274	154,827	(4,535)

c.	Restrictions over the ability of associated companies to transfer funds to investors

There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends, refund of loans, or advance payments to the Bank.

d.	Activity with respect to investments in other companies in 2023, 2023 and 2022 is as follows:

	As of December 31,
	2023	2022	2021
	MCh$	MCh$	MCh$

Opening balance as of January 1,	46,586	37,694	12,987
Acquisition of investments	-	-	27,233
Sale of investments	-	-	(136)
Participation in income	8,404	10,310	(475)
Dividends received	(2,944)	526	506
Other adjustments	3,238	(1,944)	(2,421)
Closing balances as of December 31,	55,284	46,586	37,694

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 10 - INTANGIBLE ASSETS

As of December 31, 2023 and 2022, the composition of intangible assets is as follows:

			As of December 31, 2023
	Average remaining useful life	Net opening balance as of January 1, 2021	Gross balance	Accumulated amortisation	Net balance
		MCh$	MCh$	MCh$	MCh$
Software development	2	107,789	378,800	(281,249)	97,551
Total		107,789	378,800	(281,249)	97,551

			As of December 31, 2022
	Average remaining useful life	Net opening balance as of January 1, 2021	Gross balance	Accumulated amortisation	Net balance
		MCh$	MCh$	MCh$	MCh$
Software development	2	95,411	351,309	(243,520)	107,789
Total		95,411	351,309	(243,520)	107,789

The changes in the value of intangible assets during the periods ended December 31, 2023 and December 31, 2022 is as follows:

i.	Gross balance

Gross balances	Software development
MCh$
Balances as of January 1, 2023	351,309
Acquisitions	45,067
Disposals and impairment	(5,415)
Other	(12,161)
Balances as of December 31, 2023	378,800

Balances as of January 1, 2022	294,745
Acquisitions	54,899
Disposals and impairment	(145)
Other	1,810
Balances as of December 31, 2022	351,309

ii.	Accumulated amortisation

Accumulated amortisation	Software development
MCh$
Balances as of January 1, 2023	(243,520)
Year’s amortisation	(53,393)
Disposals and impairment	5,415
Impairment	(1,912)
Other changes	12,161
Balances as of December 31, 2023	(281,249)

Balances as of January 1, 2022	(199,334)
Year’s amortization	(42,376)
Other changes	(1,810)
Balances as of December 31, 2022	(243,520)

The Bank has no restriction on intangible assets as of December 31, 2023 and 2022. Additionally, intangible assets have not been pledged as guarantee for fulfillment of financial liabilities, and the Bank has no debt related to Intangible assets as of those dates.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 11 - FIXED ASSETS

As of December 31, 2023 and 2022, the composition of property, plant, and equipment balances is as follows:

		As of December 31, 2023
	Net opening balance as of January 1, 2023	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Buildings	145,800	318,881	(173,263)	145,618
Land	15,021	14,631	-	14,631
Equipment	48,278	343,038	(275,287)	67,751
Other	28,996	99,732	(75,909)	23,823
Total	238,095	776,282	(524,459)	251,823

		As of December 31, 2022
	Net opening balance as of January 1, 2022	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Buildings	144,731	311,363	(165,563)	145,800
Land	15,478	15,021	-	15,021
Equipment	57,569	296,022	(247,744)	48,278
Other	19,161	99,536	(70,540)	28,996
Total	236,939	721,942	(483,847)	238,095

The changes in the value of property, plant, and equipment as of December 31, 2023 and 2022 is as follows:

i.	Gross balance

2023	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2023	311,363	15,021	296,022	99,536	721,942
Additions	31,574	-	25,697	17,155	74,426
Disposals	(14,746)	(390)	(1,440)	(3,510)	(20,086)
Impairment due to damage	-	-	-	-	-
Other	(9,310)	-	22,759	(13,449)	0
Balances as of December 31, 2023	318,881	14,631	343,038	99,732	776,282

2022	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	306,153	15,478	278,176	82,433	682,240
Additions	26,690	-	14,941	16,762	58,393
Disposals	(15,684)	(457)	(410)	(2,139)	(18,690)
Impairment due to damage	-	-	-	-	-
Other	(5,796)	-	3,315	2,480	(1)
Balances as of December 31, 2022	311,363	15,021	296,022	99,536	721,942

ii.	Accumulated depreciation

2023	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2023	(165,563)	-	(247,744)	(70,540)	(483,847)
Depreciation charges in the period	(21,603)	-	(28,674)	(8,778)	(59,055)
Sales and disposals in the period	13,903	-	1131	3,409	18,443
Other	-	-	-	-	-
Balances as of December 31, 2023	(173,263)	-	(275,287)	(75,909)	(524,459)

2022	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	(161,422)	-	(220,607)	(63,272)	(445,301)
Depreciation charges in the period	(19,481)	-	(27,498)	(9,318)	(56,297)
Sales and disposals in the period	15,340	-	361	2,050	17,751
Other	-	-	-	-	-
Balances as of December 31, 2022	(165,563)	-	(247,744)	(70,540)	(483,847)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 12 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS

The composition of the right of use assets as of December 31, 2023 and 2022 is as follows:

		As of December 31, 2023
2023	Opening balances as of January 1, 2023	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Land and building	133,795	215,411	(114,962)	100,449
Other	-	-	-	-
Total	133,795	215,411	(114,962)	100,449

		As of December 31, 2022
2022	Opening balances as of January 1, 2022	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Land and building	137,879	231,603	(97,808)	133,795
Other	-	-	-	-
Total	137,879	231,603	(97,808)	133,795

The movement of the right of use assets under lease during the 2023 and 2022 period, is as follows:

i.	Gross balance

2023	Land and building	Other	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2023	231,603	-	231,603
Additions	11,720	-	11,720
Disposals	(27,912)	-	(27,912)
Impairment	-	-	-
Other	-	-	-
Balances as of December 31, 2023	215,411	-	215,411

2022	Land and building	Other	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2022	212,446	-	212,446
Additions	31,207	-	31,207
Disposals	(12,050)	-	(12,050)
Impairment	-	-	-
Other	-		-
Balances as of December 31, 2022	231,603	-	231,603

ii.	Accumulated amortisation

2023	Land and building	Other	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2023	(97,808)	-	(97,808)
Amortisation for the period	(31,314)	-	(31,314)
Sales and disposals during the period	14,160	-	14,160
Transfers	-	-	-
Others	-	-	-
Balances as of December 31, 2023	(114,962)	-	(114,962)

2022	Land and building	Other	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2022	(74,567)	-	(74,567)
Amortisation for the period	(31,319)	-	(31,319)
Sales and disposals during the period	8,078	-	8,078
Transfers	-	-	-
Others	-	-	-
Balances as of December 31, 2022	(97,808)	-	(97,808)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 12 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS, continued

a.	Lease liability

As of December 31, 2023 and 2022, the composition of lease liability balances are composed as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Lease liability	104,516	137,089
Total	104,516	137,089

b.	Expenses associated with assets for the right of use leased assets and lease liability

	As of December 31,
	2023	2022
	MCh$	MCh$
Depreciation	31,314	31,319
Interests	3,601	2,862
Short term lease	9,712	5,503
Total	44,627	39,684

c.	As of December 31, 2023 and 2022, the maturity level of the lease liability, according to their contractual maturity is as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Due within 1 year	20,716	25,902
Due after 1 year but within 2 years	19,696	24,862
Due after 2 years but within 3 years	17,750	22,093
Due after 3 years but within 4 years	12,949	19,565
Due after 4 years but within 5 years	9,964	13,220
Due after 5 years	23,441	31,447
Total	104,516	137,089

d.	Operational leases – lessor

As of December 31, 2023 and 2022, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Due within 1 year	1,012	1,090
Due after 1 year but within 2 years	1,874	1,805
Due after 2 years but within 3 years	787	582
Due after 3 years but within 4 years	736	475
Due after 4 years but within 5 years	522	470
Due after 5 years	852	1,194
Total	5,783	5,616

e.	As of December 31, 2023 and 2022, the Bank has no financial leases which cannot be unilaterally rescinded.

f.	The Bank has no restriction on property, plant and equipment as of December 31, 2023 and 2022. Additionally, the property, plant and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 13 - CURRENT AND DEFERRED TAXES

a.	Current taxes

As of December 31, 2023 and 2022, the Bank recognises taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(93,604)	(36,514)
Current tax liabilities	257,336	148,680

Total tax payable (recoverable)	163,732	112,166

(Assets) liabilities current taxes detail (net)
Income tax, tax rate	256,257	147,668
Minus:
Provisional monthly payments	(89,631)	(33,021)
Credit for training expenses	(2,242)	(2,039)
Grant credits	(1,371)	(1,160)
Other	719	718
Total tax payable (recoverable)	163,732	112,166

b.	Effect on income

The effect of income tax expense on income for the years ended December 31, 2023, 2022 and 2021 is comprised of the following items:

	As of December 31,
	2023	2022	2021
	MCh$	MCh$	MCh$
Income tax expense
Current tax	238,875	139,961	4,434

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(131,195)	(52,181)	226,810
Valuation provision	-	-	-
Subtotals	107,680	87,780	231,244
Tax for rejected expenses (Article No21)	379	236	210
Other	(10,511)	5,608	(9,790)
Net charges for income tax expense	97,548	93,624	221,664

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 13 - CURRENT AND DEFERRED TAXES, continued

c.	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2023, 2023 and 2022, is as follows:

	For the year ended,
	2023		2022		2021
	Tax rate	Amount	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$	%	MCh$

Tax calculated over profit before tax	27.00	186,674	27.00	238,415	27.00	290,005
Price level restatement for tax purposes (1)	(12.19)	(84,289)	(18.70)	(165,164)	(7.56)	(81,235)
Single penalty tax (rejected expenses)	0.05	379	0.03	236	(0.01)	210
Other	(0.75)	(5,216)	2.28	20,137	0.00	12,684
Effective tax rates and expenses for income tax	14.14	97,548	10.61	93,624	19.43	221,664

(1)	Mainly corresponds to the permanent differences originated from the Tax Capital Monetary Correction and the effect of the bonds received under article 104 of the Tax Law.

d.	Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the years ended December 31, 2023 and 2022:

	As of December 31,
	2023	2022
	MCh$	MCh$
Deferred tax assets
Debt instruments at FVOCI	30,150	76,512
Cash flow hedges	24,599	35,689
Total deferred tax assets recognised through other comprehensive income	54,749	112,201

Deferred tax liabilities
Debt instruments at FVOCI	5,919	(46,976)
Cash flow hedges	47,391	(3,603)
Total deferred tax liabilities recognised through other comprehensive income	53,310	(50,579)

Net deferred tax balances in equity	1,439	61,622

Deferred taxes in equity attributable to shareholders of the Bank	1,938	61,821
Deferred tax in equity attributable to non-controlling interests	(499)	(199)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 13 - CURRENT AND DEFERRED TAXES, continued

e.	Effect of deferred taxes on income

As of December 31, 2023 and 2022, the Bank has recorded effects for deferred taxes in the financial statements:

	As of December 31,
	2023	2022
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	19,679	17,670
Extraordinary charge-offs	38,421	29,613
Assets received in lieu of payment	53	1,223
Property, plant and equipment valuation	6,426	4,708
Allowance for loan losses	219,226	276,364
Provision for expenses	77,149	88,372
Derivatives	275	50
Leased assets	106,230	95,152
Subsidiaries tax losses	1,108	5,570
Right of use assets	27,761	37,070
Others	2,398	9,444
Total deferred tax assets	498,726	565,236

Deferred tax liabilities
Valuation of investments	473	423
Prepaid expenses	3,829	7,285
Valuation provision	-	3,147
Derivatives	127,080	289,352
Lease obligations	27,433	36,183
Exchange rate adjustments	5,384	8,779
Other	427	17,162
Total deferred tax liabilities	164,626	362,331

f.	Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income:

	As of December 31,
	2023	2022
	MCh$	MCh$
Deferred tax assets
Recognised through other comprehensive income	54,749	112,201
Recognised through profit or loss	498,726	565,236
Total deferred tax assets	553,475	677,437

Deferred tax liabilities
Recognised through other comprehensive income	53,310	50,579
Recognised through profit or loss	164,626	326,331
Total deferred tax liabilities	217,936	412,910

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 14 - OTHER ASSETS

Other Assets includes the following:

	As of December 31,
	2023	2022
	MCh$	MCh$
Assets available to be granted under the financial leasing agreements	20,988	32,220
Guarantee deposits (margin accounts) (1)	2,238,900	2,442,325
Gold investments	819	715
VAT credit	55,614	44,180
Prepaid expenses (2)	169,603	245,937
Valuation adjustments by macro hedge (3)	160,370	160,531
Pension plan assets	233	542
Accounts and notes receivable	199,746	184,989
Brokerage dealer and simultaneous transactions	33,260	243,345
Other cash submitted guarantess	2	2
In-progress operation	13,453	31,709
Other assets (4)	153,619	192,850
Total	3,046,607	3,579,345

(1)	Guarantee deposits (margin accounts) correspond to collateral associated to derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.

(2)	Under this item, the Bank has recorded prepaid expense related to the Santander LATAM Pass programme, which is consumed on a monthly basis in accordance with the client use of Bank’s transactional products and therefore the Bank assigned the respective LATAM Pass miles (loyalty program managed by LATAM Airlines Group S.A.).

(3)	Net assets and liabilities fair value valuation subject to macro hedges. See Note 7.

(4)	Other assets mainly include settlement of derivatives and other financial transactions.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 15 - NON CURRENT ASSETS AND DISPOSAL GROUPS FOR SALE

The non-current assets held for sales is as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Assets received or awarded in lieu of payment
Assets received in lieu of payment	16,852	14,231
Assets awarded at judicial sale	25,637	22,573
Provision on assets received in lieu of payment or awarded	(26)	(1,182)
Subtotal	42,463	35,622
Non current assets held for sale
Assets recovered from leasing for sale	8,982	4,736
Subtotal	8,982	4,736

Total	51,445	40,358

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

	As of December 31,
	2023	2022
	MCh$	MCh$
Financial derivative contracts
Forwards	1,258,352	1,818,024
Swaps	8,255,283	9,497,035
Call Options	2,726	2,794
Put Options	5,214	1,467
Total	9,521,575	11,319,320

As of December 31, 2023 and 2022 the Bank holds the following portfolio of financial liabilities derivative contracts:

	As of December 31, 2023
	Notional amount
	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	-	15,424,586	11,104,328	15,247,865	3,947,215	1,408,304	2,072,624	49,204,922	1,258,352
Interest rate swaps	-	5,149,926	15,399,286	19,835,190	18,565,396	7,666,659	11,349,882	77,966,339	1,940,320
Cross currency swaps	-	1,915,707	4,813,848	22,440,782	48,295,676	20,620,952	44,005,979	142,092,944	6,314,963
Call currency options	-	192,051	81,368	10,799	-	-	-	284,218	2,726
Put currency options	-	6,518	147,329	157,779	36,650	-	-	348,276	5,214
Total	-	22,688,788	31,546,159	57,692,415	70,844,937	29,695,915	57,428,485	269,896,699	9,521,575

	As of December 31, 2022
	Notional amount
	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	-	10,130,103	7,474,471	10,559,457	4,725,547	1,913,113	2,034,929	36,837,620	1,818,024
Interest rate swaps	-	4,042,822	9,226,258	26,018,228	25,470,384	11,344,275	15,274,620	91,376,587	3,935,401
Cross currency swaps	-	726,140	1,580,644	5,192,387	18,051,948	10,879,098	20,229,246	56,659,463	5,561,634
Call currency options	-	289,795	70,941	10,365	-	-	-	371,101	2,794
Put currency options	-	68,099	11,304	27,612	-	-	-	107,015	1,467
Total	-	15,256,959	18,363,618	41,808,049	48,247,879	24,136,486	37,538,795	185,351,786	11,319,320

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST

	As of December 31,
	2023	2022
	MCh$	MCh$
Deposits and other demand liabilities
Checking accounts	11,014,748	11,711,969
Demand accounts	500,723	630,807
Other demand deposits	352,865	379,331
Obligation related to payments cards provision	1,007	6,758
Other demand liabilities	1,668,483	1,357,361
Subtotal	13,537,826	14,086,226
Time deposits and other time liabilities
Time deposits	15,939,325	12,779,206
Time savings account	189,757	191,257
Other time liabilities	8,860	8,327
Subtotal	16,137,942	12,978,790
Obligations under repurchase agreements
Operation with foreign banks	-	103,425
Operation with other Chilean entities	282,584	211,930
Subtotal	282,584	315,355
Interbank borrowings
Loans from chilean financial institutions	46,218	41,317
Loans from foreign financial institutions	4,271,414	3,239,358
Loans from Chilean Central Bank	6,048,867	5,584,090
Subtotal	10,366,499	8,864,765
Issue debt instruments
Mortgage finance bonds	1,229	3,798
Senior bonds	7,925,385	7,080,472
Mortgage bond	74,431	81,623
Subtotal	8,001,045	7,165,893
Other financial liabilities
Other domestic obligations	296,273	292,417
Foreign obligations		578
Subtotal	296,273	292,995

Total	48,622,169	43,704,024

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

a.	Obligations under from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2023 and 2022, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2023				2022
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Treasury bonds and notes	282,140	101	-	282,511	186,691	109	-	186,800
Subtotal	282,140	101	-	282,511	186,691	109	-	186,800
Other Chilean debt financial securities
Chilean Bank debt financial instruments	73	-	-	73	84	-	-	84
Subtotal	73	-	-	73	84	-	-	84
Foreign financial debt securities
Other foreign debt financial instruments	-	-	-	-	128,471	-	-	128,471
Subtotal	-	-	-	-	128,471	-	-	128,471

Total	282,483	101	-	282,584	315,246	109	-	315,355

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

b.	Interbank borrowings

As of December 31, 2023 and 2022 the Interbank borrowings are as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Loans from Chilean Central Bank	6,048,867	5,584,090
Loans from chilean financial institutions	46,218	41,317
Loans from foreign financial institutions
State Bank Of India	693,430	100,653
Wells Fargo Bank NA	497,833	42,479
Sumitomo Mitsui Banking Corporation	451,646	42,524
Citibank N.A.	378,760	-
Bank of America	362,876	2,313,121
Standard Chartered Bank Singapur	290,464	-
The Bank Of New York Mellon	222,953	169,583
International Finance Corporate	173,417	-
Commerzbank Ag	170,966	25,349
The Toronto Dominion Bank	136,525	-
Barclays Bank Plc London	134,625	84,978
Zurcher Kantonalbank	132,363	42,650
Hong Kong and Shanghai Banking	125,736	2,521
Banco Bilbao Vizcaya Argentaria	88,037	56
Saudi National Bank	87,550	-
Bank Of Baroda	70,521	-
Bayerische Landesbank Ag Munic	70,242	-
Bank Of Montreal	49,945	-
Corporacion Andina De Fomento	44,674	-
Banco Santander Singapur	22,318	19,633
Standard Chartered Bank. New York	21,934	-
Banco Santander Hong Kong	9,641	58,326
Abanca Corporacion Bancaria S.A.	8,791	-
Taishin International Bank Co.	8,740	-
Standard Chartered Bank Hong kong	4,906	-
Korea Exchange Bank	2,416	230
Banco Santander Central Hispano	1,734	104
Standard Chartered Bank	1,270	110,224

Continued…

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

	As of December 31,
	2023	2022
	MCh$	MCh$
Loans from foreign financial institutions, continued
Bank Of China	1,264	2,540
Agricultural Bank Of China	1,015	114
Bank of Tokio Mitsubishi	443	1,164
Komercni Banka A.S.	392	-
Australian And New Zeland Banking Group Ltd.	354	-
Hsbc Bank Plc	333	-
China Construction Bank	298	102
Banca Intesa S.P.A.	282	-
Banco Do Brasil	281	67
Wachovia Bank Na	266	11,410
Bbva Bancomer	225	86
Bangkok Bank Public Company Limited	219	-
Hua Nan Commercial Bank	211	196
China Merchants Bank	182	1,146
Cassa Di Risparmio Di	174	-
Icici Bank Limited	166	-
Industrial And Commercial Bank	144	-
E. Sun Commercial Bank Ltd. ,	121	-
The Industrial And Commercial	121	-
Banco De Sabadell, S.A.	107	-
Bank Of Communications	71	-
Turkiye Garanti Bankasi	70	70
Rhb Bank Berhad	61	-
Export-Import Bank Of Thailand	56	-
Banco Rio De La Plata S.A.	50	-
Bank Of India , Mumbai	47	-
Finansbank A.S.	38	-
Citic Industrial Bank	37	-
Shinhan Bank	27	58
Banco Bilbao Vizcaya Madrid	22	-
Yapi Ve Kredi Bankasi A.S.	21	-
Svenka Handelsbanken Estocolmo	3	-
The Bank Of Nova Scotia	-	199,224
Banco Santander Brasil	-	7,359
Industrial Bank Of Korea	-	901
Shanghai Pudong Development Bank	-	394
Bank Of Taiwan	-	386
Kbc Bank Nv	-	243
Banca Nazionale Del Lavoro	-	233
Unicredit	-	219
Bbva Uruguay	-	198
Bank For Foreign Trade Of Vietnam	-	181
Intesa Sanpaolo	-	125
Fortis Bank	-	110
Credit Agricole Italia	-	90
Caixabank	-	80
Taiwan Cooperative Bank	-	73
Banco Itau Bba S.A.	-	71
Abn Amro Bank N.V.	-	36
Kotak Mahindra Bank Limited	-	32
Banco De Galicia Y Buenos Aires	-	19
Subtotal	4,271,414	3,239,358
Total	10,366,499	8,864,765

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

The loans balances from the Chilean Central Bank by maturity are as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Due within 1 year	6,048,867	-
Due within 1 and 2 year	-	5,584,084
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-
Total loans from Chilean Central Bank	6,048,867	5,584,084

ii.	Loans from Chilean financial institutions

These obligations’ maturities are as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Due within 1 year	46,218	41,318
Due within 1 and 2 year	-	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-
Total loans from Chilean financial institutions	46,218	41,318

iii.	Foreign obligations

	As of December 31,
	2023	2022
	MCh$	MCh$
Due within 1 year	3,793,613	3,239,363
Due within 1 and 2 year	304,384	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	173,417	-
Due after 5 years	-	-
Total loans from foreign financial institutions	4,271,414	3,239,363

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

c.	Issued debt instruments

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current, The Bank’s debts, both current and non-current, are summarised below:

	As of December 31, 2023			As of December 31, 2022
	Current	Non-current	Total	Current	Non-current	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Mortgage finance bonds	975	254	1,229	2,592	1,206	3,798
Senior bonds	1,849,062	6,076,323	7,925,385	482,696	6,597,776	7,080,472
Mortgage bond	-	74,431	74,431	7,108	74,515	81,623
Issued debt instruments	1,850,037	6,151,008	8,001,045	492,396	6,673,497	7,165,893

Other financial liabilities	296,095	178	296,273	292,756	239	292,995

Total	1,822,096	6,475,222	8,297,318	785,152	6,673,736	7,458,888

i.	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortised on a quarterly basis. The range of maturities of these bonds is between five and twenty years, Loans are indexed to UF and create a yearly interest yield of 5.23% as of December 31, 2023 (5.20% as of December 31, 2022).

	As of December 31,
	2023	2022
	MCh$	MCh$
Due within 1 year	975	2,592
Due after 1 year but within 2 years	254	1,039
Due after 2 year but within 3 years	-	167
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	-	-
Due after 5 years	-	-
Total mortgage bonds	1,229	3,798

ii.	Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2023	2022
	MCh$	MCh$
Santander bonds in UF	3,632,979	3,510,708
Santander bonds in USD	2,424,045	2,215,515
Santander bonds in CHF	637,203	644,780
Santander bonds in Ch$	619,386	223,467
Santander bonds in AUD	116,515	122,611
Current bonds in JPY	323,922	203,512
Santander bonds in EUR	171,335	159,879
Total senior bonds	7,925,385	7,080,472

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

1.	Placement of senior bonds

In 2023, the Bank issued bonds for UF 7,719,000, CLP 424,400,000,000, USD 30,000,000, and JPY 25,500,000,000, detailed as follows:

Series	Currency	Amount	Term (years)	Issuance rate (% annual)	Placement date	Series Maximum amount	Maturity date
W3	UF	2,724,000	7.5	1.60	12-01-18	02-21-23	06-01-26
W5	UF	3,790,000	9	1.80	03-01-19	01-19-23	03-01-28
AA13	UF	1,205,000	6	3.40	09-01-23	11-23-23	09-01-29
Total UF		7,719,000
U7	CLP	3,000,000,000	5.5	7.00	03-01-22	02-24-23	09-01-27
T18	CLP	75,000,000,000	5.5	7.50	06-01-22	01-09-23	12-01-27
AA7	CLP	67,650,000,000	3.5	6.80	02-24-23	02-24-23	08-01-26
AA1	CLP	100,000,000,000	6.0	6.60	03-13-23	03-13-23	12-01-28
AA3	CLP	100,000,000,000	8.0	6.20	03-16-23	03-16-23	09-01-30
AA10	CLP	25,000,000,000	3.0	7.10	03-01-23	06-09-23	03-01-26
AA8	CLP	32,500,000,000	4.5	6.70	03-01-23	06-13-23	09-01-27
AA2	CLP	18,250,000,000	6.5	6.2	12-01-22	12-05-23	06-01-29
AA9	CLP	3,000,000,000	8.0	6.3	11-01-22	12-20-23	11-01-30
Total CLP		424,400,000,000
Bono USD	USD	30,000,000	1.0	5.84	04-12-23	04-19-23	04-19-24
Total USD		30,000,000
Bono JPY	JPY	10,500,000,000	1.0	0.60	04-24-23	04-28-23	04-28-24
Bono JPY	JPY	7,000,000,000	2.0	0.78	05-24-23	05-30-23	05-30-25
Bono JPY	JPY	8,000,000,000	2.0	0.78	10-20-23	10-27-23	10-27-25
Total JPY		25,500,000,000

In 2022, the Bank issued bonds for UF 26,326,000, USD 30,000,000, CLP 347,000,000,000 and JPY 3,000,000,000, detailed as follows:

Series	Currency	Amount	Term (years)	Issuance rate (% annual)	Placement date	Series Maximum amount	Maturity date
T3	UF	5,000,000	11	1.55	06-16-22	5,000,000	01-01-30
W3	UF	2,116,000	7.5	1.60	06-30-22	2,116,000	06-01-26
W5	UF	1,210,000	9	1.80	06-30-22	1,210,000	03-01-28
U2	UF	3,000,000	11.5	2.8	07-28-22	3,000,000	06-01-32
U1	UF	3,000,000	7.5	2.5	08-09-22	3,000,000	06-01-29
T20	UF	5,000,000	11.5	2.65	10-24-22	5,000,000	02-01-34
W4	UF	8,000,000	10.5	2.65	12-09-22	8,000,000	12-01-33
W9	UF	2,000,000	9.5	2.70	07-27-22	2,000,000	06-01-31
Total		29,326,000				29,326,000
Bono USD	USD	30,000,000	3	Sofr + 95pb	04-28-22	30,000,000	04-28-25
Total		30,000,000				30,000,000
U6	CLP	64,800,000,000	5.5	2.95	06-16-22	64,800,000,000	04-01-26
U5	CLP	100,000,000,000	4.5	2.70	06-29-22	100,000,000,000	04-01-25
U6	CLP	35,200,000,000	5.5	2.95	10-21-22	35,200,000,000	04-01-26
U7	CLP	72,000,000,000	5.5	7	11-16-22	72,000,000,000	04-01-26
T17	CLP	75,000,000,000	10	7.5	11-22-22	75,000,000,000	08-01-32
Total		347,000,000,000				347,000,000,000
Bono JPY	JPY	3,000,000,000	3	0.65	09-15-2022	3,000,000,000	09-15-25
Total		3,000,000,000				3,000,000,000

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

2.	Repurchase of senior bonds

During 2023, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
01-13-23	Senior	UF	131,000
01-19-23	Senior	UF	44,000
01-13-23	Senior	UF	45,000
04-26-23	Senior	UF	80,000
04-28-23	Senior	UF	30,000
05-02-23	Senior	CLP	91,000,000,000
07-05-23	Senior	UF	50,000
12-01-23	Senior	UF	73,000
12-05-23	Senior	UF	1,000

During 2022, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
01-07-2022	Senior	UF	1,065,000
01-10-2022	Senior	UF	150,000
02-03-2022	Senior		$4,000,000,000
02-04-2022	Senior	UF	785,000
02-04-2022	Senior	UF	1,205,000
02-17-2022	Senior	USD	4,156,000
03-08-2022	Senior	UF	7,000
03-09-2022	Senior	UF	5,000
03-10-2022	Senior	UF	5,000
03-14-2022	Senior	UF	5,000
07-28-2022	Senior	UF	70,000
07-29-2022	Senior	UF	9,000
08-05-2022	Senior	UF	31,000
09-07-2022	Senior	UF	602,000
09-08-2022	Senior	UF	100,000
09-12-2022	Senior	UF	377,000
09-27-2022	Senior	UF	93,000
09-28-2022	Senior	UF	414,000
10-11-2022	Senior	UF	50,000
10-12-2022	Senior	UF	43,000
10-13-2022	Senior	UF	1,000
10-19-2022	Senior	UF	64,000
10-20-2022	Senior	UF	181,000
10-27-2022	Senior	UF	50,000
11-02-2022	Senior	UF	1,000
11-07-2022	Senior	UF	2,000
11-08-2022	Senior	UF	687,000
11-09-2022	Senior	UF	165,000
11-15-2022	Senior	UF	1,000
11-17-2022	Senior	UF	100,000
11-21-2022	Senior	UF	3,000
11-23-2022	Senior	UF	400,000
11-28-2022	Senior	UF	415,000
12-01-2022	Senior	UF	1,052,000
12-06-2022	Senior	UF	130,000
12-13-2022	Senior	UF	348,000
12-14-2022	Senior	UF	140,000
12-15-2022	Senior	UF	104,000
12-16-2022	Senior	UF	291,000
12-19-2022	Senior	UF	97,000
12-26-2022	Senior	UF	4,000
12-28-2022	Senior	UF	60,000

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

3.	The maturities of senior bonds are as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Due within 1 year	1,849,062	482,696
Due after 1 year but within 2 years	1,577,424	1,185,935
Due after 2 year but within 3 years	1,395,929	1,599,241
Due after 3 year but within 4 years	559,331	1,282,436
Due after 4 year but within 5 years	573,349	408,607
Due after 5 years	1,970,290	2,121,557
Total senior bonds	7,925,385	7,080,472

iii.	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Mortgage bonds in UF	74,431	81,623
Total mortgage bonds	74,431	81,623

1.	Allocation of mortgage bonds

During 2023 and 2022, the Bank has not placed any mortgage bonds.

2.	The maturities of Mortgage bonds are as follows

	As of December 31,
	2023	2022
	MCh$	MCh$
Due within 1 year	-	7,108
Due after 1 year but within 2 years	13,997	11,411
Due after 2 year but within 3 years	14,398	11,779
Due after 3 year but within 4 years	14,812	12,159
Due after 4 year but within 5 years	15,240	12,551
Due after 5 years	15,984	26,615
Total Mortgage bonds	74,431	81,623

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 18 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS

d.	Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,
	2023	2022
	MCh$	MCh$
Non-current portion
Due after 1 year but within 2 years	78	68
Due after 2 year but within 3 years	86	74
Due after 3 year but within 4 years	14	84
Due after 4 year but within 5 years	-	13
Due after 5 years	-	-
Non-current portion subtotal	178	239
Current portion
Amounts due to credit card operators	171,529	186,237
Acceptance of letters of credit	-	110
Other long-term financial obligations, short-term portion	124,566	106,409
Current portion subtotal	296,095	292,756

Total other financial liabilities	296,273	292,995

As of December 31, 2023 and 2022, the Bank’s subordinated bonds classified as current and non-current are summarised below:

	As of December 31,
	2023	2022
	MCh$	MCh$
Current portion	-	-
Non- current portion	1,813,938	1,733,869
Total subordinated bonds	1,813,938	1,733,869

Detail of the subordinated bonds per currency is as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Subordinated bonds denominated in USD	175,234	169,835
Subordinated bonds denominated in UF	1,638,705	1,564,034
Total subordinated bonds	1,813,939	1,733,869

i.	Placement of subordinated bonds

	Currency	Placement amount	Interest rate	Plazo de emisión	Placement date	Maturity date
USTDW70320	UF	3,300,000	3.51%	6 years	01-07-2022	09-01-2028

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 18 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS, continued

During 2021, the Bank did not place any subordinated bonds.

ii.	The Maturities of subordinated bonds

	As of December 31,
	2023	2022
	MCh$	MCh$
Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 year but within 3 years	188,869	-
Due after 3 year but within 4 years	-	175,800
Due after 4 year but within 5 years	110,296	-
Due after 5 years	1,514,774	1,558,069
Total subordinated bonds	1,813,939	1,733,869

iii.	Balances of subordinated bonds

	As of December 31,
	2023	2022
	MCh$	MCh$
Balances as of January 1,	1,733,869	1,461,637
New issues/placements	-	101,503
Accrued interest at effective interés rate	3,947	6,563
Readjustments accrued by UF or exchange rate	70,550	172,941
Others	5,572	(8,775)
Balances as of December 31,	1,813,939	1,733,869

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 19 - PROVISIONS AND CONTINGENT PROVISIONS

As of December 31, 2023 and 2022, the composition is as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$

Provisions for personnel salaries and expenses	81,907	99,424
Provisions for lawsuits and litigations	4,504	5,533
Provision for loyalty programmes	38	38
Provision for operational risks	2,993	5,149
Provision for other contingencies	19,391	63,232
Provisions for mandatory dividends	148,921	237,683
Provision for interest of perpetual bonds	5,112	4,966
Provisions for contingent loan	21,105	44,997
Total	283,971	461,022

a.	Below is the activity regarding provisions during the years ended December 31, 2023, 2022 and 2021:

	Personnel salaries and expenses	Lawsuit and litigations	Loyalty programme	Operational risks	Contingencies	Mandatory Dividend	Interest of perpetual bonds	Contingent loan	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2023	99,424	5,533	38	5,149	63,232	237,683	4,966	44,997	461,022
Provisions established	72,090	556		1,254	2,133	148,921	15,157	67,403	307,514
Application of provisions	(72,840)	(1,585)		(3,410)	(45,974)	(237,683)	(15,011)		(376,503)
Provisions released	(15,474)	-	-	-	-	-	-	(91,269)	(106,743)
Other	(1,293)	-	-	-	-	-	-	(26)	(1,319)
Balances as of December 31, 2023	81,907	4,504	38	2,993	19,391	148,921	5,112	21,105	283,971
Balances as of January 1, 2022	109,001	3,035	38	1,578	52,205	252,740	4,995	40,357	463,949
Provisions established	121,779	2,963	-	4,053	24,365	237,683	30,523	110,211	531,577
Application of provisions	(132,340)	(465)	-	(482)	(13,338)	(252,740)	(30,552)	-	(429,917)
Provisions released	(1,748)	-	-	-	-	-	-	(105,687)	(107,435)
Other	2,732	-	-	-	-	-	-	116	2,848
Balances as of December 31, 2022	99,424	5,533	38	5,149	63,232	237,683	4,966	44,997	461,022
Balances as of January 1, 2021	102,958	2,411	38	-	32,726	164,284	-	28,247	330,664
Provisions established	90,363	624	-	1,578	30,413	252,740	4,995	73,201	453,914
Application of provisions	(80,768)	-	-	-	-	-	-	-	(80,768)
Provisions released	(1,836)	-	-	-	(10,934)	(164,284)	-	(63,654)	(240,708)
Other	(1,716)	-	-	-	-	-	-	2,563	847
Balances as of December 31, 2021	109,001	3,035	38	1,578	52,205	252,740	4,995	40,357	463,949

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 19 - PROVISIONS AND CONTINGENT PROVISIONS, continued

b.	Provisions for personnel salaries and expenses includes:

	As of December 31,
	2023	2022
	MCh$	MCh$
Provision for short-term benefits	79,829	97,866
Provision for long-term benefits	1,450	926
Provision for senioruty compensation	585	601
Provision for other personnel benefits	43	31
Total	81,907	99,424

c.	Provisions for contingent loan risk

Provision for contingent loan arise from contingent liabilities and loan commitments. ECL allowance related to contingent loan are included in ECL allowance in the income statements for the year. The contingent portfolio is presented in Note 24.

An analysis of changes in the corresponding ECL allowance as of December 31, 2023 and 2022 is as follows:

	December 31, 2023
	Stage 1	Stage 2	Stage 3	TOTAL
ECL allowance at January 1, 2023	26,316	8,789	9,892	44,997
Transfer
Transfers from stage 1 to stage 2	(2,645)	5,559	-	2,914
Transfers from stage 1 to stage 3	(142)	-	1,241	1,099
Transfers from stage 2 to stage 3	-	(2,471)	7,507	5,036
Transfers from stage 2 to stage 1	1,858	(9,253)	-	(7,395)
Transfers from stage 3 to stage 2	-	2,187	(5,044)	(2,857)
Transfers from stage 3 to stage 1	3	-	(213)	(210)
Net changes of the exposure and modifications in credit risk	(14,442)	(1,389)	(6,647)	(22,478)
Write-off	-	-	-	-
Other adjustments	1	(2)	-	(1)
At December 31, 2023	10,949	3,420	6,736	21,105

	December 31, 2022
	Stage 1	Stage 2	Stage 3	TOTAL
ECL allowance at January 1, 2022	23,029	9,599	7,729	40,357
Transfer
Transfers from stage 1 to stage 2	(1,585)	4,719	-	3,134
Transfers from stage 1 to stage 3	(143)	-	2,846	2,703
Transfers from stage 2 to stage 3	-	(1,860)	6,124	4,264
Transfers from stage 2 to stage 1	1,832	(7,467)	-	(5,635)
Transfers from stage 3 to stage 2	-	3,762	(2,926)	836
Transfers from stage 3 to stage 1	1	-	(78)	(77)
Net changes of the exposure and modifications in credit risk	2,998	35	(3,801)	(768)
Write-off	-	-	-	-
Other adjustments	184	1	-2	183
At December 31, 2022	26,316	8,789	9,892	44,997

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 20 - OTHER LIABILITIES

The other liabilities line item is as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Accounts and notes payable	312,882	405,878
Income received in advance	777	901
Macro-hedge valuation adjustment (1)	68,781	85,725
Guarantees received (margin accounts) (2)	1,081,226	1,017,968
Broker dealer and simultaneous transactions	36,819	265,793
Withholding VAT	44,861	36,814
Accounts payable insurance companies	7,869	10,893
In-progress operations	18,191	21,918
Deferred income	1,902	5,453
Other liabilities	110,346	190,339
Total	1,683,654	2,041,682

(1)	Valuation balances of net assets and liabilities at market value subject to macro-hedging

(2)	Guarantee deposits (margin accounts) correspond to collateral associated to derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 21 - EQUITY

a.	Capital

As of December 31, 2022, and 2021 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$ 891,303 million. All shares have the same rights and have no preferences or restrictions.

The activity with respect to shares during 2023, 2023 and 2022 was as follows:

	SHARES As of December 31,
	2023	2022	2021
Issued as of January 1	188,446,126,794	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-	-
Issuance of outstanding shares	-	-	-
Stock options exercised	-	-	-
Issued as of December 31,	188,446,126,794	188,446,126,794	188,446,126,794

As of December 31, 2023, 2022 and 2021 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of December 31, 2023, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35,46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	59,770,481,573	31,72
The Bank of New York Mellon		12,799,964,871	12,799,964,871	6,79
Bancos por cuenta de terceros	19,416,795,808	-	19,416,795,808	10,30
AFP por cuentas de terceros	18,392,349,767	-	18,392,349,767	9,76
Corredoras de bolsa por cuenta de terceros	5,029,151,233	-	5,029,151,233	2,67
Otros accionistas minoritarios	6,214,863,847	-	6,214,863,847	3,30
Total	175,646,161,923	12,799,964,871	188,446,126,794	100,00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

As of December 31, 2022, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	19,845,850,871	19,845,850,871	10.53
Banks on behalf of third parties	16,841,385,216	-	16,841,385,216	8.94
Pension funds (AFP) on behalf of third parties	13,742,809,166	-	13,742,809,166	7.29
Stock brokers on behalf of third parties	6,122,497,451	-	6,122,497,451	3.25
Other minority holders	5,300,582,822	-	5,300,582,822	2.81
Total	168,600,275,923	19,845,850,871	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 21 - EQUITY, continued

As of December 31, 2021, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	20,710,338,871	20,710,338,871	10.99
Banks on behalf of third parties	17,318,500,798	-	17,318,500,798	9.19
Pension funds (AFP) on behalf of third parties	11,949,134,854	-	11,949,134,854	6.34
Stock brokers on behalf of third parties	5,870,596,720	-	5,870,596,720	3.12
Other minority holders	6,004,554,283	-	6,004,554,283	3.18
Total	167,735,787,923	20,710,338,871	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b.	Dividends

The distribution of dividends is detailed in the Consolidated Statements of Changes in Equity.

c.	As of December 31, 2023, 2022 and 2021 the basic and diluted earnings per share were as follows:

	As of December 31,
	2023	2022	2021
	MCh$	MCh$	MCh$

a) Basic earnings per share
Total attributable to the shareholders of the Bank	579,427	792,276	842,467
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	3.075	4.204	4.471
Basic earnings per share from continuing operations (in Ch$)	3.075	4.204	4.471
Basic earnings per share from discontinued operations (in Ch$)		-	-

b) Diluted earnings per share
Total attributable to the shareholders of the Bank	579,427	792,276	842,467
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	3.075	4.204	4.471
Diluted earnings per share from continuing operations (in Ch$)	3.075	4.204	4.471
Diluted earnings per share from discontinued operations (in Ch$)	-	-	-

As of December 31, 2023, 2022 and 2021 the Bank does not own instruments with dilutive effects.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 21 - EQUITY, continued

d.	Other comprehensive income from available for sale investments and cash flow hedges:

	For the years ended December 31,
	2023	2022	2021
	MCh$	MCh$	MCh$

Debt instruments at FVOCI
As of January 1,	(109,392)	(112,223)	102,855
Gain (losses) on the re-measurement of debt instruments at FVOCI, before tax	145,257	23,004	(233,109)
Recycling from other comprehensive income to income for the year	-	-	-
Net realized gains	(125,613)	(20,173)	18,031
Subtotals	19,644	2,831	(215,078)
Total	(89,748)	(109,392)	(112,223)

Cash flow hedges
As of January 1,	(118,838)	(373,581)	(136,765)
Gains (losses) on the re-measurement of cash flow hedges, before tax	243,366	298,029	(211,122)
Recycling adjustments on cash flow hedges, before tax	(40,112)	(43,286)	(25,694)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-	-
Subtotals	203,254	254,743	(236,816)
Total	84,416	(118,838)	(373,581)

Other comprehensive income, before taxes	(5,332)	(228,230)	(485,804)

Income tax related to other comprehensive income components
Income tax relating to debt instruments at FVOCI	24,231	29,536	31,650
Income tax relating to cash flow hedges	(22,792)	32,086	100,867
Total	1,439	61,622	132,517

Other comprehensive income, net of tax	(3,893)	(166,608)	(353,287)
Attributable to:
Shareholders of the Bank	(5,242)	(167,147)	(353,849)
Non-controlling interest	1,349	539	562

The Bank expects that the results included in “Other comprehensive income” will be reclassified to profit or loss when the specific conditions have been met.

e.	Other equity instruments issued other than capital

As of December 31, 2023 and 2022 the balance of the perpetual bonds was as follow:

	As of December 31,
	2023	2022
	MCh$	MCh$

Perpetual bond	608,721	590,247
Totals	608,721	590,247

The perpetual bonds were issued on October 2021.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 21 - EQUITY, continued

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarised below:

	As of December 31, 2023			As of December 31, 2022
	Current	Non-current	Total	Current	Non-current	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Perpetual bonds	-	608,721	608,721	-	590,247	590,247
Total	-	608,721	608,721	-	590,247	590,247

The detail of perpetual bonds is as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
US$ Bonds	608,721	590,247
Total	608,721	590,247

The terms of the perpetual bonds were as follows:

Series	Currency	Amount	Terms (years)	Interest Rate (Annual)	Issuance date	Principal Amount USD	Maturity date
AT1 Bond	USD	700,000,000	-	4.63	10-21-2021	700,000,000	-
Total USD		700,000,000				700,000,000

During 2023 and 2022, no partial bond repurchases have been made.

The movement of the balance of regulatory capital financial instruments issued as of December 31, 2023 and 2022, is as follows:

	2023	2022	2021
	MCh$	MCh$	MCh$
Balances as of January 01,	590,247	598,136	-
New issuances		-	564,356
Interest rate and fx exchange	18,474	(7,889)	33,780
Balances as of December 31,	608,721	590,247	598,136

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 22 - NON-CONTROLLING INTEREST

The non-controlling interest included in the equity and the income from the Bank’s subsidiaries is summarised as follows:

				Other comprehensive income
As of December 31, 2023	Non- controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	45	21	-	-	-	21
Santander Corredores de Bolsa Limitada	49.00	27,557	2,050	1,109	(299)	810	2,860
Santander Asesorías Financieras Limitada	0.97	35	31	-	-	-	31
Santander S.A. Sociedad Securitizadora	0.36	2	(1)	-	-	-	(1)
Klare Corredora de Seguros S.A.	49.90	(858)	(1,213)	-	-	-	(1,213)
Santander Consumer Chile S.A.	49.00	57,420	8,148	-	-	-	8,148
Subtotal		84,201	9,036	1,109	(299)	810	9,846

Santander Gestión de Recaudación y Cobranzas Limitada	100.00	8,518	1,530	-	-	-	1,530
Bansa Santander S.A.	100.00	28,336	4,087	-	-	-	4,087
Multiplica Spa	100.00	2,529	(682)				(682)
PagoNXT Trade Chile SpA	100.00	1,151	439	-	-	-	439
Subtotal		40,534	5,374	-	-	-	5,374

Total		124,735	14,410	1,109	(299)	810	15,220

				Other comprehensive income
As of December 31, 2022	Non- controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	201	21	-	-	-	21
Santander Corredores de Bolsa Limitada	49.41	24,725	1,762	(32)	9	(23)	1,739
Santander Asesorías Financieras Limitada	0.97	561	47	-	-	-	47
Santander S.A. Sociedad Securitizadora	0.36	3	(1)	-	-	-	(1)
Klare Corredora de Seguros S.A.	49.90	356	(1,277)	-	-	-	(1,277)
Santander Consumer Chile S.A.	49.00	49,269	10,193	-	-	-	10,193
Subtotal		75,115	10,745	(32)	9	(23)	10,722

Santander Gestión de Recaudación y Cobranzas Limitada	100.00	6,988	2,168	-	-	-	2,168
Bansa Santander S.A.	100.00	24,250	3,239	-	-	-	3,239
Multiplica Spa	100.00	3,211	(946)	-	-	-	(946)
Subtotal		34,449	4,461	-	-	-	4,461

Total		109,564	15,206	(32)	9	(23)	15,183

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 22 - NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2021	Non- controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	179	5	-	-	-	5
Santander Corredores de Bolsa Limitada	49.41	22,970	717	(238)	65	(173)	544
Santander Asesorías Financieras Limitada	0.97	513	21	(152)	41	(111)	(90)
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	1,631	(1,270)	-	-	-	(1,270)
Santander Consumer Chile S.A.	49.00	39,080	9,386	-	-	-	9,386
Subtotal		64,374	8,859	(390)	106	(284)	8,575

Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,820	139	-	-	-	139
Bansa Santander S.A.	100.00	21,010	1,096	-	-	-	1,096
Multiplica Spa	100.00	4.156	(133)	-	-	-	(133)
Subtotal		29,986	1,102	-	-	-	1,102

Total		94,360	9,961	(390)	106	(284)	9,677

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 22 - NON-CONTROLLING INTEREST, continued

The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or conforming accounting policy adjustments:

	As of December 31,
	2023				2022				2021
	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	31,758	13,895	9,576	8,287	92,541	13,093	71,121	8,327	88,492	13,388	69,129	1,975
Santander Corredores de Bolsa Limitada	99,325	43,087	52,054	4,184	321,411	270,952	46,863	3,596	98,496	51,649	45,396	1,451
Santander Asesorias Financieras Limitada	5,023	1,442	354	3,227	60,640	2,725	53,082	4,833	54,731	1,683	50,900	2,148
Santander S.A. Sociedad Securitizadora	879	345	709	(175)	1,107	398	857	(148)	810	463	455	(108)
Klare Corredora de Seguros S.A.	1,891	3,610	713	(2,432)	2,153	1,440	3,272	(2,559)	3,952	681	5,816	(2,545)
Santander Consumer Chile S.A.	923,790	806,607	100,555	16,628	884,701	784,146	79,755	20,800	742,700	662,945	60,588	19,167
Santander Gestión de Recaudación y Cobranzas Ltda.	11,273	2,755	6,988	1,530	8,037	1,049	4,820	2,168	6,636	1,816	4,681	139
Bansa Santander S.A.	292,937	264,601	24,249	4,087	213,661	189,411	21,011	3,239	103,927	82,917	19,914	1,096
Multiplica Spa	3,518	989	3,211	(682)	4,337	1,126	4,157	(946)	4,409	253	4,289	(133)
PagoNXT Trade Chile SpA	2,290	1,139	712	439	-	-	-	-	-	-	-	-
Total	1,372,684	1,138,470	199,121	35,093	1,588,588	1,264,340	284,938	39,310	1,100,153	815,795	261,168	23,190

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 23 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2023 and 2022, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2023	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets
Cash and deposits in banks	2,723,282	-	-	-	-	-	-	2,723,282
Cash items in process of collection	812,524	-	-	-	-	-	-	812,524
Financial assets for trading at FVTPL
Financial derivative contracts and hedge contracts (1)	-	383,845	807,016	1,548,923	3,046,056	1,413,070	3,526,105	10,725,015
Debt financial instruments	-	211	-	2,275	31,031	1,432	63,359	98,308
Financial assets at FVOCI
Debt financial instruments	-	2,277,301	10,319	319	668,856	491,471	1,087,759	4,536,025
Other financial instruments				66,685	13,566	19,692	5,439	105,382
Financial assets at amortised cost (2)
Debt financial instruments	-	-	-	3,724,781	4,453,843	-	-	8,178,624
Interbank loans	49	68,391	-	-	-	-	-	68,440
Loans and account receivable from customers	872,591	3,304,077	3,178,674	5,552,061	8,293,975	4,666,845	14,875,223	40,743,446
Guarantee deposits (margin accounts)	2,238,900	-	-	-	-	-	-	2,238,900
Total financial assets	6,647,346	6,033,825	3,996,009	10,895,044	16,507,327	6,592,510	19,557,885	70,229,946

Financial liabilities
Cash items in process of being cleared	775,082	-	-	-	-	-	-	775,082
Financial liabilities for trading at FVTPL								-
Financial derivative contracts and hedge contracts (1)	-	376,279	1,170,614	2,443,279	3,056,317	1,526,321	3,415,532	11,988,342
Financial liabilities at amortised cost								-
Deposits and other demand liabilities	13,537,826	-	-	-	-	-	-	13,537,826
Time deposits and other time liabilities	328,242	7,999,764	3,689,743	3,950,166	138,320	3,364	28,343	16,137,942
Obligations under repurchase agreements	-	282,483	101	-	-	-	-	282,584
Interbank borrowings	18,220	42,730	4,006,532	5,821,216	304,384	173,417	-	10,366,499
Issued debt instruments (3)	-	291,687	285,923	1,272,427	3,183,069	1,314,205	3,467,672	9,814,983
Other financial liabilities	-	296,095	-	-	164	14	-	296,273
Lease liabilities	-	-	-	20,716	37,446	22,913	23,441	104,516
Guarantees received (margin accounts)	1,081,226	-	-	-	-	-	-	1,081,226
Total financial liabilities	15,740,596	9,289,038	9,152,913	13,507,804	6,719,700	3,040,234	6,934,988	64,385,273

(1)	Includes derivative contracts for trading purposes and hedge derivatives contracts.
(2)	Debt financial instruments, Interbank loans and loans and accounts receivable from customer are presented on a gross basis, the related allowance are Ch$1,729, Ch$2 and Ch$1,149,989 million, respectively.
(3)	Includes Subordinated bonds for MCh$1,813,938 which is presented as Regulatory capital financial instruments.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 24 - CONTINGENCIES AND COMMITMENTS

a.	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2023, the Bank and its subsidiaries have provisions for this item of Ch$4,504 million (Ch$5,533 million as of December 31, 2022) which is included in “Provisions” in the Consolidated Statements of Financial Position as provisions for contingencies.

b.	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2023	2022
	MCh$	MCh$
Personal guarantees	494,104	924,173
Personal guarantees in local currency	193,144	483,807
Personal guarantees in foreign currency	300,960	440,366
Letter of credits of merchandise traffic operations	262,496	255,522
Transactions related to contingent events	1,641,510	1,476,599
Transactions related to contingent events in local currency	1,179,242	1,216,117
Transactions related to contingent events in foreign currency	462,268	260,482
Unrestricted prompt cancel credit lines	9,490,141	8,974,077
Other credit commitments	314,318	314,962
Credit for university studies	813	1,617
Other irrevocable credit commitments	313,505	313,345
Total	12,202,569	11,945,333

c.	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Third party operations
Collections	80,597	104,972
Transferred financial assets managed by the Bank	8,183	9,090
Assets from third parties managed by the Bank and its affiliates	1,325,795	1,081,895
Subtotal	1,414,575	1,195,957
Custody of securities

Securities held in custody	8,762,559	9,057,428
Securities held in custody deposited in other entity	742,078	756,880
Issued securities held in custody	18,151,391	12,397,099
Subtotal	27,656,028	22,211,407
Total	29,070,603	23,407,364

As of December 31, 2023, the Bank has classified the portfolios managed by private banking into “Assets from third parties managed by the Bank and its affiliates” (memo account), the balance is Ch$1,325,795 million (Ch$1,081,895 million as of December 31, 2022).

d.	Guarantees

Banco Santander-Chile has an integral bank policy of coverage of Official Loyalty N°0030129 in force with the company Zurich Chile Seguros Generales S.A., coverage for USD50,000,000 per claim with an annual limit of USD100,000,000, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2024.

e.	Contingent loans and liabilities

The Bank took on several contingent loans and liabilities, to satisfy its clients’ needs, that are not recognised in the Consolidated Financial Statements of Financial Position; these contain loan risks and are, therefore, part of the Bank’s global risk.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 25 - INTEREST AND INFLATION INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting.

a.	For the years ended December 31, 2023, 2022 and 2021 the income from interest, was attributable to the following items:

	For the years ended December 31,
	2023			2022			2021
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets at amortised cost
Resale agreements	70	-	70	1,063	-	1,063	190	-	190
Debt financial instruments	120,363	78,200	198,563	62,876	195,082	257,958	15,078	103,164	118,242
Interbank loans	579	-	579	925		925	429	-	429
Commercial loans	1,287,677	291,578	1,579,255	954,978	825,146	1,780,124	662,170	404,803	1,066,973
Mortgage loans	527,305	759,963	1,287,268	412,741	1,818,172	2,230,913	337,669	838,851	1,176,520
Consumer loans	786,879	240	787,119	629,770	1,090	630,860	475,133	559	475,692
Other interest income	182,025	4,739	186,764	78,192	8,242	86,434	5,808	8,629	14,437
Subtotal	2,904,898	1,134,720	4,039,618	2,140,545	2,847,732	4,988,277	1,496,477	1,356,006	2,852,483
Financial asset at fair value through other comprehensive income
Debt financial instruments	413,690	14,851	428,541	270,026	43,104	313,130	87,311	7,346	94,657
Other financial instruments	7,200	542	7,742	1,705	1,643	3,348	3,056	1,160	4,216
Subtotal	420,890	15,393	436,193	271,731	44,747	316,478	90,367	8,506	98,873
Hedging accounting	546,785	(618,695)	(71,910)	437,899	(1,655,998)	(1,218,099)	30,953	(77,789)	(46,836)
TOTAL	3,872,573	531,418	4,403,911	2,850,175	1,236,481	4,086,656	1,617,797	1,286,723	2,904,520

b.	For the years ended December 31, 2023, 2022 and 2021, the Bank’s expenses classified as interest expense are as follows:

	For the years ended December 31,
	2023			2022			2021
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial liabilities at amortised cost
Demand deposits	12,228	4,364	16,592	13,623	12,023	25,646	14,533	4,938	19,471
Time deposits and liabilities	1,221,707	59,873	1,281,580	759,511	119,613	879,124	88,949	20,451	109,400
Repurchase agreements	47,267	-	47,267	15,774	-	15,774	839	-	839
Interbank loans	235,583	-	235,583	98,357	-	98,357	43,692	-	43,692
Issued debt instruments	231,211	185,870	417,081	174,707	448,103	622,810	133,583	228,153	361,736
Other financial liabilities	51,349	18,731	70,080	26,430	39,934	66,364	3,382	33,026	36,408
Subtotal	1,799,345	268,838	2,068,183	1,088,402	619,673	1,708,075	284,978	286,568	571,546
Lease contracts	3,601	-	3,601	2,862	-	2,862	2,283	-	2,283
Regulatory capital financial instruments	64,937	70,550	135,487	66,728	172,949	239,677	54,311	74,325	128,636
Others equity instruments	28,389	-	28,389	28,234	-	28,234	4,995	-	4,995
Hedging accounting	1,262,206	(186,924)	1,075,282	1,089,816	(552,120)	537,696	(539,680)	941,966	402,286
TOTAL	3,158,478	152,464	3,310,942	2,276,042	240,502	2,516,544	(193,113)	1,302,859	1,109,746

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 26 - FEES AND COMMISSIONS

This item includes the amount of fees earned and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the years ended December 31,
Fee and commission income	2023	2022	2021
	MCh$	MCh$	MCh$
Fees and commissions for prepayments	14,151	11,348	16,266
Fees and commissions of loans with credit lines	2,900	233	311
Fees and commissions for lines of credits and overdrafts	2,820	8,766	7,602
Fees and commissions for guarantees and letters of credit	34,462	35,935	39,010
Fees and commissions for card services	422,737	352,448	273,641
Fees and commissions for management of accounts	59,538	52,226	39,581
Fees and commissions for collections and payments	60,912	54,060	26,871
Fees and commissions for intermediation and management of securities	9,487	10,019	10,750
Insurance brokerage fees	61,511	52,568	43,898
Fees and commissions for factoring operations services	1,249	1,829	1,223
Fees and commissions for securitizations	-	45	29
Fees and commissions for financial advice	15,422	9,362	14,332
Office banking	21,495	21,771	17,823
Fees for other services rendered	60,823	56,543	49,178
Other fees earned	81,006	61,910	54,666
Total	848,513	729,063	595,181

	For the years ended December 31,
Fee and commission expense	2023	2022	2021
	MCh$	MCh$	MCh$
Compensation for card operation	127,284	105,695	76,418
Commissions for licence for use brands	6,076	7,360	5,570
Commissions for services linked to the credit card and prepaid cards	10,943	11,458	10,083
Commissions for obligations of loyalty programmes and merits for card customers	95,542	95,946	81,734
Fees and commissions for securities transactions	9,115	8,551	8,001
Office banking	2,859	2,382	2,115
Interbank services	61,136	47,428	34,143
Other fees	32,916	42,974	27,789
Total	345,873	321,794	245,853

Net fees and commissions income	502,640	407,269	349,328

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 26 - FEES AND COMMISSIONS, continued

The income and expenses for the commissions of the business segments and the calendar for the recognition of income from ordinary activities as of December 31, 2023 are presented below:

	Segments					Revenue recognition calendar for ordinary activities
As of December 31, 2023	Individuals and PYMEs	Companies and Institutions	Global Investment Banking	Others	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission income
Commissions for prepayments	11,723	2,052	123	253	14,151	-	14,151	-
Commissions of loans with credit lines	2,887	10	-	3	2,900	-	2,900	-
Commissions for lines of credits and overdrafts	1,742	(568)	1,667	(21)	2,820	2,820	-	-
Commissions for guarantees and letters of credit	4,072	18,460	11,014	916	34,462	34,462	-	-
Commissions for card services	360,758	34,347	27,394	238	422,737	84,547	338,190	-
Commissions for management of accounts	55,495	3,232	804	7	59,538	59,538	-	-
Commissions for collections and payments	84,434	9,846	8,115	(41,483)	60,912	-	36,547	24,365
Commissions for intermediation and management of securities	1,926	598	6,830	133	9,487	-	9,487	-
Remuneration for insurance brokerage fees	60,625	56	1	829	61,511	-	61,511	-
Commissions for factoring operations services	126	565	549	9	1,249	-	1,249	-
Commissions for securitizations	-	-	-	-	-	-	-	-
Commissions for financial advice	45	5,250	3,980	6,147	15,422	-	15,422	-
Office banking	14,190	5,966	1,339	-	21,495	21,495	-	-
Fees for other services rendered	54,494	5,283	1,044	2	60,823	-	60,823	-
Other fees earned	66,003	9,992	6,278	(1,267)	81,006	-	81,006	-
Total	718,520	95,089	69,138	(34,234)	848,513	202,862	621,286	24,365

Commission expenses
Compensation for card operation	(106,507)	(16,859)	(3,620)	(299)	(127,285)	-	(127,285)	-
Commissions for licence for use brands	(5,078)	(943)	(38)	(18)	(6,077)	-	(6,077)	-
Commissions for services linked to the credit card and prepaid cards	(16,188)	(584)	(62)	5,891	(10,943)	-	(10,943)	-
Commissions for obligations of loyalty programmes and merits for card customers	(94,316)	(990)	-	(236)	(95,542)	-	(57,325)	(38,217)
Fees and commissions for securities transactions	-	-	(7,426)	(1,689)	(9,115)	-	(9,115)	-
Office banking	(2,286)	(811)	(244)	482	(2,859)	(2,859)	-	-
Interbank services	(48,872)	(7,370)	(5,215)	321	(61,136)	-	(61,136)	-
Other fees	(68,630)	(2,568)	(2,076)	40,358	(32,916)	-	(32,916)	-
Total	(341,877)	(30,125)	(18,681)	44,810	(345,873)	(2,859)	(304,797)	(38,217)
Total Net commission income and expenses	376,643	64,964	50,457	10,576	502,640	200,003	316,489	(13,852)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 27 - NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

The detail of income (expense) from financial operations is as follows:

	For the years ended December 31,
	2023	2022	2021
	MCh$	MCh$	MCh$
Net income/(expense) from financial assets for trading at FVTPL
Financial derivative contracts	103,335	70,001	(25,405)
Debt financial instruments	(11,662)	8,139	(4,841)
Other financial instrumets	88	51	24
Subtotal	91,761	78,191	(30,222)
Net income from financial liabilities for trading at FVTPL
Financial derivative contracts	-	-	1,620
Subtotal	-	-	1,620
Net income from non-current assets and groups available for sale not admissible as discontinued operations
Financial assets at amortised cost	(215)	2,088	2,745
Financial assets at fair value through OCI	(125,610)	(20,173)	23,188
Financial liabilities at amortised cost	4,891	16,457	(3,734)
Subtotal	(120,934)	(1,628)	22,199
Net income from exchange, adjustment and hedge accounting of foreign currency
Net income from foreign currency exchange	(83,695)	260,428	(481,340)
Net income from readjustment of foreign currency
Financial assets at FVTPL	6,952	-	-
Financial assets at amortised cost	2,350	1,856	18,954
Others assets	(14)	1,353	(159)
Financial liabilities at FVTPL	547	(760)	-
Net income from hege accounting of foreign currency risk	405,488	(122,262)	587,976
Subtotal	331,628	140,615	125,431

Total income (expense) from financial operations	302,455	217,178	119,028

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 28 - NET INCOME FROM NON-CURRENT ASSETS AND GROUPS AVAILABLE FOR SALE NOT ADMISSIBLE AS DISCONTINUED OPERATIONS

The detail of net income from assets received in lieu of payment and sale of non-currents assets is as follows:

	For the years ended December 31,
	2023	2022	2021
	MCh$	MCh$	MCh$
Net income from assets received in lieu of payment
Income from assets received in lieu of payment	8,452	4,873	2,786
Other income from assets received in lieu of payment	-	-	455
Provision on assets received in lieu of payment	858	(743)	(192)
Expenses for maintenance of assets received in lieu of payment	(1,437)	(2,017)	(1,425)
Subtotal	7,873	2,113	1,624
Sale of non-current assets
Net income from sale of fixed assets	5,281	6,405	673
Subtotal	5,281	6,405	673

TOTAL	13,154	8,518	2,297

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 29 - OTHER OPERATING INCOME AND EXPENSES

Other operating income is comprised of the following components:

	For the years ended December 31,
	2023	2022	2021
	MCh$	MCh$	MCh$
Pension plan interest	539	963	640
Compensation from insurance companies due to damages (1)	45	141	45
Rental income	457	488	286
Income from recovery tax and expenses	661	548	218
Income from business alliance	1,218	1,180	440
Other	887	2,219	33
Total	3,807	5,539	1,662

(1)	Mainly related to recoveries from fraud claims.

Other operating expenses are detailed as follows:

	For the years ended December 31,
	2023	2022	2021
	MCh$	MCh$	MCh$
Credit card expenses	1.043	779	272
Customer services	1,791	2,583	2,305
Operating risk charge-offs and provision	10,769	11,089	11,287
Recovery of operating expenses	(2,692)	(362)	(2,389)
Life insurance and general product insurance policies (1)	9,325	47,214	45,949
Commercial representation expenses	2,053	2,373	8,720
Expenses associated leasing operations (2)	5,329	3,842	3,772
Expenses associated factoring operations	769	784	414
Commercial alliance expenses	696	682	878
Lawsuits provision	(1,081)	1,210	493
Donations	-	-	119
Retail association payment	162	243	274
Bond issuance expenses	1,157	1,202	217
Other	2,317	34,667	29,119
Total	31,638	106,306	101,430

(1)	New Fraud Law became effective on 2020, under which the Bank assumes responsibility against card fraud and electronic transactions.
(2)	Includes leasing land taxes, which were modified in 2020 (Tax Modernization Law).

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 30 - PERSONNEL SALARIES AND EXPENSES

For the years ended December 31, 2023, 2022 and 2021, the composition of personnel salaries and expenses is as follows:

	For the years ended December 31,
	2023	2022	2021
	MCh$	MCh$	MCh$

Salary compensation	217,908	216,124	205,443
Performance bonus	47,071	60,801	65,873
Legal compensation	50,677	49,463	47,028
Short-term bonuses	34,186	33,462	38,879
Long-term bonus	14,629	14,659	4,132
Stock-based benefits	2,119	(1,169)	(315)
Seniority compensation	36,289	27,289	25,878
Pension plans	(1,251)	849	(873)
Training expenses	2,653	2,487	2,659
Nursery school and kindergarten expenses	2,749	2,928	2,812
Other personnel expenses	5,245	7,915	6,159
Total	412,275	414,808	397,675

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 31 - ADMINISTRATIVE EXPENSES

For the years ended December 31, 2023, 2023 and 2022, the composition of the item is as follows:

	For the years ended December 31,
	2023	2022	2021
	MCh$	MCh$	MCh$
General administrative expenses
Maintenance and repair of property, plant and equipment	23,720	23,411	22,157
Short term leases contracts	9,712	5,503	3,844
Other expenses related to leases contracts	87	30	20
Insurance payments	4,839	5,656	5,133
Office supplies	5,426	6,588	4,285
IT and communication expenses	83,898	85,209	80,965
Heating, and other utilities	5,388	5,514	4,213
Security and valuables transport services	19,893	16,459	13,490
Representation and personnel travel expenses	3,140	2,314	2,723
Judicial and notarial expenses	1,282	911	915
Fees for technical reports, assessments and auditing	6,450	8,760	7,950
Fines applied by FMC and other agencies	29	51	-
Other general administrative expenses	20,708	20,631	14,337
Subtotal	184,572	181,037	160,032
Outsourced services
Data processing	44,677	41,714	36,250
Technological development, certification and testing service	3,629	3,197	3,442
Administration and supply of external human resources	36	21	105
Call center for sale, marketing and control quality of client’ services	7	15	8
External collection services	308	427	241
External ATM administration and maintenance services	504	525	377
External cleaning, casino, custody, storage services	3,837	4,691	4,395
Product sale and distribution services	-	119	368
External credit evaluation services	5,347	5,195	7,243
Other	30,532	26,042	21,887
Subtotal	88,877	81,946	74,316
Board expenses	1,711	1,764	1,539
Marketing expenses	23,555	25,984	26,321
Taxes, payroll taxes, and contributions
Real estate taxes	2,185	2,107	1,893
Patents	2,698	2,134	2,289
Other taxes	5	2	5
Contributions to FMC	16,508	15,245	13,739
Subtotal	21,396	19,488	17,926
Total	320,111	310,219	280,134

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 32 - DEPRECIATION, AMORTISATION, AND IMPAIRMENT

Depreciation, amortisation and impairment charges for the years ended December 31, 2023, 2022 and 2021, are detailed below:

	For the years ended December 31,
	2023	2022	2021
	MCh$	MCh$	MCh$
Depreciation and amortisation
Depreciation of property, plant, and equipment	59,055	56,297	60,904
Amortisation of Intangible assets	53,393	42,377	32,252
Depreciation right of use assets	31,314	31,319	28,899
Total depreciation and amortisation	143,762	129,993	122,055
Impairment of property, plant, and equipment	-	-	-
Impairment of right of use assets	-	-	-
Impairment of intangibles	1,912	-	-
Total impairment	1,912	-	-
Total	145,674	129,993	122,055

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 33 - EXPECTED CREDIT LOSSES ALLOWANCE

As of December 31, 2023, 2022 and 2021, under the credit risk model established by IFRS 9 the ECL allowance by stage recorded at income statements is as follows:

For the year ended December 31, 2023 *	Stage 1		Stage 2		Stage 3
	Corporate	Other ** commercial	Corporate	Other ** commercial	Corporate	Other ** commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	132	(3,898)	(19,358)	4,686	92,539	81,616	155,717
Mortgage loans	-	(4,582)	-	(1,213)	-	97,364	91,569
Consumer loans	-	29,029	-	57,262	-	119,881	206,172
Contingent loans	(1,184)	(14,256)	(6,316)	(1,834)	816	(1,589)	(24,363)
Loans and account receivable at FVOCI	(201)	-	-	-	-	-	(201)
Debt at FVOCI	-	(78)	-	-	-	-	(78)
Debt at amortised cost	-	1,038	-	-	-	-	1,038
Subtotal	(1,253)	7,253	(25,674)	58,901	93,355	297,272	429,854
Recovery of loans previously charged-off							(107,069)
TOTAL							322,785

*	Includes overlays for an amount of MCh$93,614 to cover certain defaulted loans from mortgage and other commercial portfolios. See Note 37, Risk management.
**	Includes Other Commercial, Mortgages and Consumer.

For the year ended December 31, 2022 *	Stage 1		Stage 2		Stage 3
	Corporate	Other ** commercial	Corporate	Other ** commercial	Corporate	Other ** commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	4,3245	8,734	272	515	90,349	93,961	198,156
Mortgage loans	-	(5,010)	-	(4,936)	-	51,327	41,381
Consumer loans	-	16,234	-	72,115	-	113,510	201,859
Contingent loans	453	2,864	(837)	(231)	1,511	1,429	5,189
Loans and account receivable at FVOCI	58	-	-	-	-	-	58
Debt at FVOCI	-	(529)	-	-	-	-	(529)
Debt at amortised cost	-	957	-	-	-	-	957
Subtotal	4,836	23,250	-565	67,463	91,860	260,227	447,071
Recovery of loans previously charged-off							(90,577)
TOTAL							356,494

*	Includes overlays for an amount of MCh$91,351 for future macro-economic information and scenarios updates. See Note 37, Risk management.

**	Includes Other Commercial, Mortgages and Consumer

For the year ended December 31, 2021	Stage 1		Stage 2		Stage 3
	Corporate	Others ** commercial	Corporate	Others commercial	Corporate	Others** commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	22,469	6,625	37,952	3,445	48,013	58,030	176,534
Mortgage loans	-	7,134	-	7,540	-	29,763	44,437
Consumer loans	-	56,994	-	17,710	-	59,963	134,667
Contingent loans	1,607	7,397	5,167	(1,420)	(279)	(218)	12,254
Loans and account receivable at FVOCI	59	-	-	-	-	-	59
Debt at FVOCI	-	(435)	-	-	-	-	(435)
Debt at amortised cost	-	711	-	-	-	-	711
Total	24,135	78,426	43,119	27,275	47,734	147,538	368,227
Recovery of loans previously charged-off							(76,999)
TOTAL							291,228

**	Includes Other Commercial, Mortgages and Consumer.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

Transactions between the Bank and its related parties are specified below, facilitate comprehension purposes, we have divided the information into four categories:

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued

a.	Loans to related parties

Loans and accounts receivable as well as contingent loans that correspond to related entities are as follows:

	As of December 31,
	2023				2022				2021
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable
Commercial loans	750,419	49,284	3,272	978	680,624	118	3,185	280	592,992	192	2,611	219
Mortgage loans	-	-	29,809	-	-	-	30,479	-	-	-	20,716	-
Consumer loans	-	-	6,388	-	-	-	6,540	-	-	-	6,562	-
Loans and accounts receivable	750,419	49,284	39,469	978	680,624	118	40,204	280	592,992	192	29,889	219

Allowance for loan losses	(1,037)	(50)	(361)	(19)	(2,213)	(8)	(164)	(10)	(2,586)	(30)	(138)	(6)
Net loans	749,382	49,234	39,108	959	678,411	100	40,040	270	590,406	162	29,751	213

Guarantees					-	-	-	-	2,039	-	25,545	117

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-	-	-	-	-
Letters of credit	1,960	-	-	-	19,162	-	-	-	13,848	-	-	-
Guarantees	438	-	-	343	30,422	-	-	-	538	-	-	-
Contingent loans	2,398	-	-	343	49,584	-	-	-	14,386	-	-	-

Allowance for contingent loans	(4)	-	-	(5)	(41)	-	-	-	(32)	-	-	-
Net contingent loans	2,394	-	-	338	49,543	-	-	-	14,354	-	-	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued

Loan activity to related parties during 2023, 2022 and 2021 is shown below:

	As of December 31,
	2023				2022				2021
	Group entities	Associates entities	Key Personnel	Other	Group entities (*)	Associates entities	Key Personnel	Other	Group entities (*)	Associates entities	Key Personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	730,208	118	40,204	280	607,378	192	29,889	219	356,848	265	32,498	993
Loans granted	101,819	65,320	13,177	5,389	179,540	29	18,115	156	373,006	-	5,738	53
Loans payments	(79,210)	(16,154)	(13,912)	(4,348)	(56,710)	(103)	(7,800)	(95)	(122,476)	(73)	(8,347)	(827)
Total	752,817	49,284	39,469	1,321	730,208	118	40,204	280	607,378	192	29,889	219

(*)	Loans with non-controlled companies (not-consolidated) amount MCh$3,348, MCh$27,544 and MCh$1,174 as of December 31, 2023, 2022 and 2021, respectively.

b.	Assets and liabilities with related parties

	As of December 31,
	2023				2022				2021
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	666,062	-	-	-	280,364	-	-	-	1,069,468	-	-	-
Financial assets at FVTPL
Financial derivative contracts	967,020	267,679	-	-	1,190,683	386,494	-	-	1,164,660	298,997	-	-
Other assets	686,950	550,400	-	-	676,850	287,053	-	-	1,042,852	437,227	-	-

Liabilities
Financial liabilities at FVTPL
Financial derivative contracts	1,255,740	370,314	-	-	1,695,284	326,149	-	-	2,083,795	224,247	-	-
Financial liabilities at amortised cost
Deposits and other demand liabilities	54,033	1,272	3,833	502	73,193	-	4,398	833	16,190	2,486	4,760	1,003
Time deposits and other time liabilities	145,649	-	9,894	1,589	10,376	-	9,442	1,102	900,830	1,677	3,066	948
Obligations under repurchase agreements	129,321	-	-	-	64,547	-	-	18,135	57,771	-	181	5,807
Interbank borrowing	33,693	-	-	-	224,798	-	-	-	640,860	-	-	-
Issued debt instruments	1,081,123	-	-	-	1,001,310	-	-	-	584,244	592,468	-	-
Other financial liabilities	257,915	435,093	-	-	267,130	325,070	-	-	16,259	233,630	-	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued

c.	Income (expense) recorded due to transactions with related parties

	For the years ended December 31,
	2023				2022				2021
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interest income and inflation-indexation adjustments	(45,542)	1,471	1,717	(41)	(44,196)	(13)	4,198	79	(24,428)	51	1,905	9
Fee and commission income and expenses	176,603	87,987	250	24	157,236	86,581	261	15	134,404	25,445	202	11
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	233,651	-	-	-	(690,780)	(47,993)	(217)	27	(751,605)	187,300	-	-
Other operating income and expenses	964	(734)	-	-	1,311	(619)	-	-	552	(525)	-	-
Key personnel compensation and expenses	-	-	(43,941)	-	-	-	(32,739)	-	-	-	(36,579)	-
Administrative and other expenses	(95,561)	(1,120)	-	-	(78,435)	(82,771)	-	-	(66,895)	(54,953)	-	-

(*)	Primarily relates to derivative contracts used to financial hedge of exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued

d.	Transactions with related parties

Single transaction in the period with related parties not legal persons, which are not usual business operations of the Bank with their clients, and that exceed UF 2,000 (USD 83,178).

As of December 31, 2023			Description of the transactions			Effect on income statements		Effect on balance sheet
Business name	Country	Nature of relationship with the Bank	Type of service	Term	Renewal	Income MCh$	Expenses MCh$	Account receivable MCh$	Account payable MCh$
Banco Santander, S.A.	Spain	Group	Advisory services	Monthly	Contractual	-	18,929	-	18,715
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	Servicios de BackOffice	Monthly	Contractual	-	3,216	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	Contractual	255	-	2	-
Santander Factoring S.A.	Chile	Group	Leases, Custody and gateway	Monthly	Contractual	42	418	20	51
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting services	Monthly	Contractual	60	1,104	-	-
Santander Global Services, S.L.	Spain	Group	Advisory services	Monthly	Contractual	-	639	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	Contractual	-	4,725	-	29
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	Contractual	-	306	-	9
Universia Chile S.A.	Chile	Group	Institucional services	Monthly	Contractual	4	377	-	-
Aquanima Chile S.A.	Chile	Group	Procurement Services	Monthly	Contractual	-	1,943	-	112
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and others	Monthly	Contractual	-	676	747	78
Centro de Compensación Automatizado S.A.	Chile	Associated	Derivatives clearing	Monthly	Contractual	-	3,615	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	Card operator	Monthly	Contractual	-	646	-	-
Zurich Santander Seguros Generales Chile S.A.	Chile	Associated	Sale channel service	Monthly	Contractual	205	-	1,667	-
F1rst Tecnologia e Inovação Ltda.	Brazil	Group	IT Services and Service desk	Monthly	Contractual	-	8,723	-	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT Services and Operations	Monthly	Contractual	-	52,948	-	-
PagoNxt Trade Services, S.L.	Spain	Group	Digital payments	Monthly	Contractual	-	400	-	-
Mercury Trade Finance Solutions, S.p.A.	Chile	Group	IT Services	Monthly	Contractual	-	183	-	-
PagoNxt Trade Chile SpA	Chile	Group	Data processing and transmission	Monthly	Contractual	31	1,680	31	1,680
Banco Santander, S.A.	Spain	Group	Advisory services	Monthly	Contractual	-	18,929	-	18,715

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued

As of December 31, 2022			Description of the transactions			Effect on income statements		Effect on balance sheet
Business name	Country	Nature of relationship with the Bank	Type of service	Term	Renewal	Income MCh$	Expenses MCh$	Account receivable MCh$	Account payable MCh$
Banco Santander, S.A.	Spain	Group	Advisory services	Monthly	Contractual	-	15,999	-	1,642
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	BackOffice services	Monthly	Contractual	-	3,059	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	Contractual	234	-	234	-
Santander Factoring S.A.	Chile	Group	Leases, Custody and gateway	Monthly	Contractual	39	423	39	133
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting services	Monthly	Contractual	60	1,019	60	523
Santander Gestión de Recaudación y Cobranzas, Ltda.	Chile	Group	Leases and collection	Monthly	Contractual	408	180	408	14
Santander Global Facilities, S.L.	Spain	Group	Advisory services	Monthly	Contractual	-	341	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	Contractual	-	4,381	-	26
Santander Corredores de Bolsa Limitada	Chile	Group	Leases	Monthly	Contractual	65	226	65	29
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	Contractual	-	258	-	-
Universia Chile, S.A.	Chile	Group	Institucional services	Monthly	Contractual	8	341	8	-
Aquanima Chile S.A.	Chile	Group	Procurement Services	Monthly	Contractual	-	1,710	-	-
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and others	Monthly	Contractual	-	626	-	78
Zurich Santander Seguros Generales Chile S.A.	Chile	Group	Commercial agreements	Monthly	Contractual	187	-	187	-
Santander Consumer Finance Limitada	Chile	Group	Advisory services and others	Monthly	Contractual	70	-	70	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT Services	Monthly	Contractual	-	49,744	-	-
Mercury Trade Finance Solutions, S.p.A.	Chile	Group	IT Services	Monthly	Contractual	-	256	-	-
Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Chile	Group	Leases	Monthly	Contractual	415	-	415	-
Santander Corredora de Seguros Limitada	Chile	Group	Insurance broker	Monthly	Contractual	87	-	87	-
Centro de Compensación Automatizado, S.A.	Chile	Group	Derivatives clearing	Monthly	Contractual	-	2,184	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Group	Card operator	Monthly	Contractual	-	632	-	-
PagoNxt Trade Services, S.L.	Spain	Group	Digital payments	Monthly	Contractual	-	284	-	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued

e.	Payments to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding manager positions shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statements of Income, corresponds to the following categories:

	For the years ended December 31,
	2023	2022	2021
	MCh$	MCh$	MCh$
Personnel compensation	21,409	20,280	16,067
Board members’ salaries and expenses	1,711	1,692	1,539
Bonuses or gratifications	16,402	17,794	18,458
Stock-based benefits (*)	2,119	(1,169)	(315)
Seniority compensation	2,312	6	512
Pension plans	(1,251)	849	(873)
Training expenses	38	50	113
Health funds	374	357	271
Other personnel expenses	827	791	807
Total	43,941	40,650	36,579

(*)	Some of the executives that qualified for this benefit left the Group for different reasons, without complying with the requirements to receive the benefit, therefore the obligation amount decreased, which generated the reversal of provisions.

f.	Composition of key personnel

As of December 31, 2023, 2022 and 2021, the composition of the Bank’s key personnel is as follows:

	N° of executives
Position	As of December 31,
	2023	2022	2021
Director	11	11	11
Manager	122	124	100
Total key personnel	133	135	111

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

Plan Assets owned by the Bank at the end of 2023 totaled MCh$5,260 (MCh$6,819 in 2022).

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

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Post-employment plans	Post-employment plans
	2023	2022
Mortality chart	RV-2014	RV-2014
Termination of contract rates	5,0%	5,0%
Impairment chart	PDT 1985	PDT 1985

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 35 - PENSION PLANS, continued

Activity for post-employment benefits is as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Plan assets	5,260	6,819
Commitments for defined-benefit plans
For active personnel	(5,027)	(6,277)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	233	542

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2023	2022	2021
	MCh$	MCh$	MCh$
a) Fair value of plan assets
Opening balance	6,819	7,127	8,224
Expected yield of insurance contracts	539	211	640
Employer contributions	1,269	337	995
Actuarial (gain) losses	-	-	-
Premiums paid	-	-	-
Benefits paid	(3,367)	(856)	(2,659)
Fair value of plan assets at year end	5,260	6,819	7,200

b) Present value of obligations
Present value of obligations opening balance	(6,277)	(6,633)	(7,551)
Net incorporation of Group companies	-	-	-
Service cost	1,250	356	873
Interest cost	-	-	-
Curtailment/settlement effect	-	-	-
Benefits paid	-	-	-
Past service cost	-	-	-
Actuarial (gain) losses	-	-	-
Other	-	-	-
Present value of obligations at year end	(5,027)	(6,277)	(6,678)
Net balance at year end	233	542	523

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 35 - PENSION PLANS, continued

Plan expected profit:

	As of December 31,
	2023	2022	2021
Type of expected yield from the plan’s assets	UF + 2.50% annually	UF + 2.50% annually	UF + 2.50% annually
Type of yield expected from the reimbursement rights	UF + 2.50% annually	UF + 2.50% annually	UF + 2.50% annually

Plan associated expenses:

	For the years ended December 31,
	2023	2021	2020
	MCh$	MCh$	MCh$
Current period service expenses	1,250	356	(873)
Interest cost	-	-	-
Expected yield from plan’s assets	539	211	(640)
Expected yield of insurance contracts linked to the Plan:	-	-
Extraordinary allocations	-	-	-
Actuarial (gain)/ losses recorded in the period	-	-	-
Past service cost	-	-	-
Other	-	-	-
Total	1,789	567	(1,513)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2023 and 2022:

	As of December 31,
	2023		2022
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets for trading at FVTPL
Financial derivative contracts	10,119,486	10,119,486	11,672,960	11,672,960
Debt financial instruments	98,308	98,308	154,046	154,046
Financial assets at FVOCI
Debt financial instrument	4,536,025	4,536,025	5,880,733	5,880,733
Other financial instruments	105,257	105,257	142,306	142,306
Financial derivative contracts for hedge accounting	605,529	605,529	477,762	477,762
Financial assets at amortised cost
Debt financial instruments	8,176,895	7,927,729	4,867,591	4,496,503
Interbank loans	68,438	68,438	32,991	32,918
Loans and account receivable from customers	39,593,457	39,134,700	38,696,410	39,181,962
Guarantee deposits (margin accounts)	2,338,900	2,338,900	2,442,325	2,442,325

Liabilities
Financial liabilities for trading at FVTPL
Financial derivative contracts	9,521,575	9,521,575	11,319,320	11,319,320
Financial derivative contracts for accounting hedges	2,466,767	2,466,767	2,788,794	2,788,794
Financial liabilities at amortised cost
Deposits and other demand liabilities	13,537,826	13,537,826	14,086,226	14,086,226
Time deposits and other time liabilities	16,137,942	16,326,525	12,978,790	13,117,554
Interbank borrowings	10,366,499	10,190,640	8,864,765	8,223,783
Issued debt instruments	8,001,045	7,751,672	7,165,893	6,871,028
Other financial liabilities	296,273	296,273	292,995	292,995
Regulatory capital financial instruments	1,813,938	1,825,819	1,733,869	2,459,632
Guarantees received (margin accounts)	1,081,226	1,081,226	1,017,968	1,017,968

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

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

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

-	Foreign instruments

-	Mutual funds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description of unobservable inputs
● Mortgage and private bonds	Present Value of Cash Flows Model

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In limited occasions significant inputs not observable in market data are used (Level 3). Several techniques are used to perform these estimates, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description of unobservable inputs
● Caps/Floors/Swaptions	Black Normal model for Cap/Floors and Swaptions	There is unobservable input of implied volatility.

	Black – Scholes	There is unobservable input of implied volatility.

	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is unobservable volatility input

	FRA Implicit	Start FW not supported by Murex (platform) due to UF FW estimation

● CCS, IRS, CMS at TAB rates	Present Value of Cash Flows Model

- Valuation obtained using interest curve interpolating to maturity of flows, however, TAB is not a directly observable variable nor correlated to any market input.

- Valuation using prices of instruments with similar characteristics plus a liquidity penalty rate.

● CCS (maturity> 30 years)	Present Value of Cash Flows Model

The rates are provided by ICAP, GFI, Tradition and Bloomberg according following criteria:

Using the published market prices, the valuation curve is constructed using the bootstrapping method and this curve is then used to value the different derivatives.

● Debt instruments (in our case, low liquidity bonds)	Risk-free spread Model	Stochastic dynamic model to obtain discount rate.

● Loans and account receivable at FVOCI	Present Value of Cash Flows Model	Measured by discounting estimated cash flow using the interest rate of new contracts.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis:

	Fair value measurement
As of December 31,	2023	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets for trading at FVTPL
Financial derivative contracts	10,119,486	-	10,119,486	-
Debt financial instruments	98,308	98,308	-	-
Financial assets at FVOCI
Debt financial instrument	4,536,025	4,528,915	6,656	454
Other financial instruments	105,257			105,257
Financial derivative contracts for hedge accounting	605,529	-	605,529	-
Guarantee deposits (margin accounts)	2,238,900	-	2,238,900	-
Total	17,703,505	4,627,223	12,970,571	105,711
Liabilities
Financial liabilities for trading at FVTPL
Financial derivative contracts	9,521,575	-	9,521,575	-
Financial derivative contracts for accounting hedges	2,466,767	-	2,466,767	-
Guarantees received (margin accounts)	1,081,226	-	1,081,226	-
Total	13,069,568	-	13,069,568	-

	Fair value measurement
As of December 31,	2022	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets for trading at FVTPL
Financial derivative contracts	11,672,960	-	11,672,922	38
Debt financial instruments	154,046	154,046	-	-
Financial assets at FVOCI
Debt financial instrument	5,880,733	5,870,407	9,894	432
Other financial instruments	142,306	-	-	142,306
Financial derivative contracts for hedge accounting	477,762	-	477,762	-
Guarantee deposits (margin accounts)	2,442,327		2,442,327	-
Total	20,770,134	6,024,453	14,602,905	142,776
Liabilities
Financial liabilities for trading at FVTPL
Financial derivative contracts	11,319,320	-	11,319,320	-
Financial derivative contracts for accounting hedges	2,788,794	-	2,788,794	-
Guarantees received (margin accounts)	1,017,968	-	1,017,968	-
Total	15,126,082	-	15,126,082	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents assets or liabilities which are not measured at fair value in the statements of financial position but for which the fair value is disclosed:

	Fair value measurement
As of December 31,	2023	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets at amortised cost
Debt financial instruments	7,927,729	7,927,729	-
Interbank loans	68,438	-	-	68,438
Loans and account receivable from customers	39,134,700	-	-	39,134,700
Total	47,132,078	7,927,729	-	39,204,349
Liabilities
Financial liabilities at amortised cost
Deposits and other demand liabilities	13,537,826	-		13,537,826
Time deposits and other time liabilities	16,326,525	-	16,326,525	-
Interbank borrowings	10,190,640	-	10,190,640	-
Issued debt instruments	7,751,672	-	7,751,672	-
Other financial liabilities	296,273	-	296,273	-
Regulatory capital financial instruments	1,825,819	-	1,825,819	-
Total	49,928,755	-	36,390,929	13,537,826

	Fair value measurement
As of December 31,	2022	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets at amortised cost
Debt financial instruments	4,496,503	4,496,503	-	-
Interbank loans	32,918	-	-	32,918
Loans and account receivable from customers	39,181,962	-	-	39,181,962
Total	43,711,383	4,496,503	-	39,214,880
Liabilities
Financial liabilities at amortised cost
Deposits and other demand liabilities	14,086,226	-	-	14,086,226
Time deposits and other time liabilities	13,117,554	-	13,117,554	-
Interbank borrowings	8,223,783	-	8,223,783	-
Issued debt instruments	6,871,028	-	6,871,028	-
Other financial liabilities	292,995	-	292,995	-
Regulatory capital financial instruments	2,459,632	-	2,459,632	-
Total	45,051,218	-	30,964,992	14,086,226

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

The valuation techniques used to estimate each level are defined in Note 1,i)

There were no transfers between levels 1 and 2 for the year ended December 31, 2023 and 2022.

The table below shows the effect, at December 31, 2023 and 2022, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by a sensitivity analysis under a 1bp scenario, detailed in the following table:

As of December 31, 2023
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Financial derivatives contracts	Present Value method	Curves on TAB (1)	-	-
Debt financial instruments at FVOCI	Internal rate of return method	BR UF (2)	(28.66)	28.66

As of December 31, 2022
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Financial derivatives contracts	Present Value method	Curves on TAB (1)	(0.6)	0.6
Debt financial instruments at FVOCI	Internal rate of return method	BR UF (2)	(0.07)	0.07

(1)	TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30, 90, 180 and 360 day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento - UF)).

(2)	BR: “Bonos de Reconocimiento” (Recognition Bonds). The Recognition Bond is an instrument of money provided by the State of Chile to workers who joined the new pension system, which began operating since 1981.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant inputs (Level 3) as of December 31, 2023, 2022 and 2021:

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2023	142,776	-
Total realized and unrealized profits (losses)
Included in statements of income	(19)	-
Included in other comprehensive income	9,352	-
Purchases, issuances, and loans (net)	(46,398)	-
Level transfer		-
As of December 31, 2023	105,711	-

Total profits or losses included in comprehensive income for 2022 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2023	(37,065)	-

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2022	102,426	-
Total realized and unrealized profits (losses)
Included in statements of income	139,848	-
Included in other comprehensive income	(99,498)	-
Purchases, issuances, and loans (net)	-	-
Level transfer	-	-
As of December 31, 2022	142,776	-

Total profits or losses included in comprehensive income for 2022 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2022	40,350	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

The realized and unrealized profits (losses) included in comprehensive income for 2023 and 2022, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statements of Comprehensive Income.

The potential effect as of December 31, 2023 and 2022 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant inputs (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2023 and 2022:

As of December 31, 2023
	On-balance sheet amounts with netting agreements
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remaining financial instruments not linked, nor subject to neeting agreements	Statements of Financial Position balances
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts and hedge accounting (1)	10,575,817	-	10,575,817	149,198	10,725,015
Loans and accounts receivable and interbank loans (2)	-	-	-	39,657,783	39,657,783
Total	10,575,817	-	10,575,817	39,806,981	50,382,798
Liabilities
Financial derivative contracts and hedge accounting	11,732,137	-	11,732,137	256,205	11,988,342
Investments under resale agreements	282,584	-	282,584	-	282,584
Deposits and interbank borrowings	-	-	-	40,042,267	40,042,267
Total	12,014,721	-	12,014,721	40,298,472	52,313,193

(1)	Derivatives contract have guarantees associated for Ch$2,225,820 million and Ch$839,201, respectively.
(2)	Loans and accounts receivable and interbank loans at amortised cost

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2022
	On-balance sheet amounts with netting agreements
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remaining financial instruments not subject to neeting agreements	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts and hedge accounting (1)	10,280,291	-	10,280,291	1,870,431	12,150,722
Loans and accounts receivable and interbank loans (2)	-	-	-	37,692,840	37,692,840
Total	10,280,291	-	10,280,291	39,563,271	49,843,562
Liabilities
Financial derivative contracts and hedge accounting	11,365,281	-	11,365,281	2,742,833	14,108,114
Investments under resale agreements	315,355	.	315,355	-	315,355
Deposits and interbank borrowings (3)	-	-	-	35,929,781	35,929,780
Total	11,680,636	-	11,680,636	38,672,614	50,353,249

(1)	Derivatives contract have guarantees associated for Ch$1,695,431 million and Ch$746,729, respectively.
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

	As of December 31, 2023		As of December 31, 2022
Financial derivative contracts	Assets	Liability	Assets	Liability
	MCh$	MCh$	MCh$	MCh$
Financial derivative contracts with collateral agreement threshold equal to zero	9,802,491	10,836,243	8,177,074	9,588,768
Financial derivative contracts with non-zero threshold collateral agreement	773,325	895,894	440,091	536,318
Financial derivative contracts without collateral agreement	149,199	256,205	3,533,557	3,983,028
Total	10,725,015	11,988,342	12,150,722	14,108,114

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT

Introduction and general description

Banco Santander Chile, in its position of leadership in the local banking industry, has placed risk management at the centre of its activity to ensure that the entire organisation acts responsibly in the new social context, economic changes, customer demands and the business environment, always aligned with the strong corporate culture and the legal regulations in force. The risk management and control model is underpinned by a set of common principles, a risk culture embedded throughout the Bank, a strong governance structure, and advanced risk management processes and tools.

Banco Santander’s risk management and control principles are mandatory, must always be applied, and comprise the regulatory requirements and best market practices. They are:

1.	A strong risk culture (Risk Pro) that all employees follow covers all risks and promotes socially responsible management, contributing to the Bank’s long-term sustainability.

2.	All employees are responsible for risk management and must know and understand the risks generated by their daily activities, avoiding taking risks whose impact is unknown or exceeds the limits of the Bank’s risk appetite.

3.	Involvement of senior management, by ensuring the consistent risk management and control through their conduct, actions and communications. In addition, promoting a risk culture, evaluating implementation degree and monitoring that the profile remains within the levels defined in the Bank’s risk appetite.

4.	Independence of risk management and control functions.

5.	Proactive and comprehensive risk management and control approach across all businesses and risk types.

6.	Adequate and comprehensive information management enables risks to be identified, assessed, managed and communicated appropriately to the correct levels.

These Santander principles, together with several interrelated tools and processes that are part of its strategic planning, such as the risk appetite statement, risk profile assessment, scenario analysis and risk reporting structure, as well as the annual budget processes, form a holistic control structure for the entire Bank.

Governance structure

Banco Santander’s corporate governance is structured in three levels, each of which is accompanied by support committees:

-	Board of Directors, which represents the highest governing body.

-	Senior Management, headed by the Chief Executive Officer.

-	Shareholders’ Meeting

The Board of Directors comprises 11 directors, with nine acting in the capacity of full directors and two alternate directors and six of them are independent directors. The mail role is to participate in the organisation’s strategic planning and to ensure that the commitments proposed in the short, medium and long term are fulfilled in a timely manner.

Risk committee structure

Banco Santander-Chile has five committees supporting the Board, appointed and modified by them as deemed necessary. The various committees respond and report their activity to the Board systematically, through meetings and based on subrogation schemes, bylaws, formal minutes and follow-up instances. The Bank’s Board support committees are responsible for decision-making on priority issues, including economic, environmental and social issues.

A.	Directors and Audit Committee

The main responsibility is to support the Board of Directors in the continuous improvement of internal control, review of the external auditors’ work, the Internal Audit Department and the supervision of the financial statements elaboration, in orden to provide adequate information for shareholders, investors and general public. The Committee also monitored Chilean regulatory estandards updated and propose external auditors to the Board of Directors, which are subsequently approved at the shareholders meeting.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

B.	Integral Risk Committee

The Integral Risk Committee is responsible for advising the Board of Directors in defining the risk appetite, risk framework as well as supervising the correct identification, measurement and control of all risks the Bank faces. Also, supervises the risk measurement and control systems.

C.	ALCO and Market Committee

The main functions of the ALCO (Asset and liabilities committee) are to monitor and control the structural risks of the balance, such as limits of exposure to inflation, interest rate risk, capital and liquidity funding levels. Also, review the behavior of relevant local and international markets and local monetary policies.

D.	Designation Committee

This committee constantly reviews and applies the policies and designation processes of those positions defined as “key positions” in particular, as well as the review of these with respect to the other members of the organization in general.

E.	Remuneration Committee

This committee constantly reviews the regulatory documentation concerning the evaluation and remuneration of positions defined as ‘key positions’ and other persons in the organisation in general.

The Risk and Internal Audit functions have the appropriate separation and independence level and direct access to the Board and its committees. The Board delegates the identification, measurement and control of the various risks faced by the Bank to the Risk Division, which is led by the Chief Risk Officer (CRO), and reports directly to the CEO. The Chief Risk Officer (CRO) is responsible for monitoring all risks and reviewing and advising the business lines on managing these risks. This division is responsible for credit, market, non-financial, compliance, and reputational risks. The Director of Internal Audit reports directly to the Chairman of the Board of Directors to ensure independence from Senior Management and thus be an effective third line of defence in risk management and internal control.

Risk management

Banco Santander Chile has a solid risk culture known as Risk Pro, which defines how risks are understood and managed daily based on the principle that all employees are responsible for risk management. Therefore, their classification is fundamental for effective management and control. All identified risks are to be linked to their according risk category to organise their management, control and related information. Banco Santander Chile’s risk classification enables effective risk management, control and communication. Its corporate risk framework includes the following:

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

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

Risk governance

The Bank has a robust risk governance structure that pursues effective control of the risk profile, following the appetite defined by the Board and based on the distribution of roles among the three lines of defence and a strong committee structure, which is reinforced by the Risk Pro culture that applies throughout the organisation.

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

Risk governance assessment

Risk governance also has several internal and external assessment processes to verify that the governance and approach are adequate. The FMC shall permanently maintain banks’ management and solvency rating.

Banco Santander Chile is classified under Category 1 as it was graded as Level A in both solvency and management.

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2023, 2023 and 2022, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

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

High, low and average levels for each component for 2023 and 2022 were as follows:

VaR	2023 USDMM	2022 USDMM
Consolidated
High	6.81	6.23
Low	2.61	2.73
Average	4.09	4.41

Fixed-income investments
High	5.06	5.78
Low	2.11	2.75
Average	3.15	4.20

Variable-income investments
High	-	-
Low	-	-
Average	-	-

Foreign currency investments
High	5.79	4.82
Low	0.23	0.17
Average	2.20	1.14

Market risk - local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currencies (not included in the trading portfolio). The Bank performs a simulation of scenarios, which will be calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 bps in all its segments) and their value in the base scenario (current market). All the inflation–indexed local currency (UF) positions are adjusted by a sensitivity factor of 0.57, which represents a 57-basis, point change in the rate curve for the real rates and a 100 basis point change for the nominal rates. The same scenario is performed for the net foreign currency positions and the interest rates in U.S. dollars. The Bank has also established limits in regard to the maximum loss which these interest rate movements could impose on the capital and net financial income budgeted for the year.

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

Since we assume the correlation is 0; 2ab = 0, 2ab = 0

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

Limitations of the sensitivity models

The most important assumption is using an exchange rate of 100 bp based on yield curve (57 bp for real rates). The Bank uses a 100 bp exchange since sudden changes of this magnitude are considered realistic. Santander Spain Global Risk Department has also established comparable limits by country, to be able to compare, monitor and consolidate market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

●	The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

●	This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.

●	The model does not take into account the sensitivity of volumes which results from interest rate changes.

●	The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market risk – Financial management portfolio – December 31, 2023 and 2022

	2023		2022
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	124.904	353.718	33,550	95,710
High	79.657	173.389	23,982	57,176
Low	41.151	88.382	15,459	39,957
Average	62.740	133.464	21,366	49,580
Financial management portfolio – foreign currency (Th$US)
Loss limit	157.400	174.889	38,231	43,329
High	17.775	91.935	9,713	33,388
Low	227	53.436	255	20,371
Average	9.718	70.397	3,173	26,310
Financial management portfolio – consolidated (in MCh$)
Loss limit	124.904	353.718	33,550	95,710
High	75.816	283.550	28,699	76,738
Low	34.663	246.664	16,515	66,098
Average	64.477	268.776	23,438	71,003

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

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

The following table illustrates the exposure to market risk. The maximum exposure to long-term interest rate risk is 35% of the regulatory capital and is approved by the Board of Directors. The maximum exposure to short-term interest rate risk is 55% of net interest income and readjustments plus interest rate sensitive commissions:

	As of december 31,
	2023	2022
	MCh$	MCh$
Market risk – trading protfolio
Exposure to rate risk	371,203	441,688
Exposure to currency risk	9,130	1,535
Interest rate option risk	-	-
Currency option risk	3,167	1,145
Total exposure of trading portfolio	383,500	444,368
10% of RWA	479,374	555,460
Subtotal	862,874	999,828
Limit = Regulatory capital	6,978,733	6,759,047
Available margin	6,115,859	5,759,219

Market risk – short-term financial management portfolio
Short Term Exposure to Interest Rate Risk	97,410	193,895
Exposure to Infaltion Risk	161,222	112,523
Short-term exposure of financial management portfolio	258,632	306,418
Limit = 35% net (net income from interest and readjustments + interest rates sensitive commissions)	575,483	530,199
Available margin	316,851	223,781

Market risk – long-term financial management portfolio
Long Term Exposure to Interest Rate Risk	1,057,637	1,194,181
Limit = 35% Regulatory capital	2,442,556	2,365,666
Available margin	1,384,919	1,171,485

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

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

In July 2023, the global financial industry marked a significant milestone as the longanticipated transition away from LIBOR, successfully concluded. This transition has been a comprehensive and collaborative effort involving market participants, regulatory authorities and industry bodies.

The main replacements for LIBOR include the Secured Overnight Financing Rate (SOFR) for US Dollar, the Sterling Overnight Index Average (SONIA) for Sterling Pound, the Euro ShortTerm Rate (€STR) for the European Euro, the Tokyo Overnight Average Rate (TONA) for Japanese Yen, and the Swiss Reference Rates (SARON) for the Swiss Franc. These rates, which are based on actual transactions, provide a reliable foundation for pricing and valuing financial instruments.

As part of the LIBOR transition process, regulatory authorities have also considered the need for continuity in certain contracts that are reliant on LIBOR. In order to mitigate market disruptions and provide a temporary solution, a synthetic LIBOR is still being published for 3month GBP LIBOR, and 1-month, 3-month and 6-month USD LIBOR, which are expected to cease on 31st March 2024 (GBP LIBOR) and 31st September 2024 (USD LIBOR).

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

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

As a part of a qualitative assessment of whether a customer is in default, the Bank also considers a variety of instances that may indicate unlikeliness to pay. Such events include:

●	Restructured operations over 90 days.

●	Pulling effect (defined as the entire outstanding amount on any loan which has an instalment 90 days or more past due)

●	Operations with claimed’s amounts or its reimbursement has been judicially required by the entity

●	The debtor (or any legal entity within the debtor’s group) filing for bankruptcy application/protection

●	A material decreases in the underlying collateral value where the recovery of the loan is expected from the sale of the collateral

●	Internal rating of the borrower indicating default or near default

●	The borrower requesting emergency funding from the Bank

●	The borrower having past due liabilities to public creditors or employees

●	A material decreases in the borrower’s turnover or the loss of a major customer

●	A covenant breach not waived by the Bank

●	Debtor’s listed debt or equity has been suspended at the primary exchange because of rumors or facts about financial difficulties

Operations that not meet the conditions of Default must stay in probation period for 92 days, after that will be cured.

b.	Internal rating and PD estimation

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

The following table shows quality assets and its related provision, based on our internal scoring policy as of December 31, 2023 and 2022:

December 31, 2023
Corporate loans
Corporate Portfolio	Stage 1	Stage 2	Stage 3	Total Corporate	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance (*)	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	28,006	-	-	28,006	0.07%	3	-	-	3	0.00%
A2	785,654	-	-	785,654	1.93%	452	-	-	452	0.04%
A3	2,803,228	29,491	-	2,832,719	6.94%	1,982	138	-	2,120	0.18%
A4	2,482,922	12,265	-	2,495,187	6.11%	2,474	60	-	2,534	0.22%
A5	2,732,502	47,927	765	2,781,194	6.81%	5,825	668	62	6,555	0.57%
A6	2,055,756	106,770	-	2,162,526	5.30%	8,905	2,227	-	11,132	0.97%
B1	331,242	285,756	106	617,104	1.51%	3,787	11,137	58	14,982	1.30%
B2	23,222	165,717	1,201	190,140	0.48%	242	7,717	289	8,248	0.72%
B3	-	98,961	5,618	104,579	0.27%	-	4,990	2,135	7,125	0.62%
B4	-	64,864	32,177	97,041	0.24%	-	3,682	8,656	12,338	1.07%
C1	-	36,299	178,279	214,578	0.53%	-	3,104	59,363	62,467	5.43%
C2	-	8,595	77,832	86,427	0.22%	-	733	25,793	26,526	2.31%
C3	-	4,612	99,892	104,504	0.26%	-	550	35,077	35,627	3.10%
C4	-	2,385	104,054	106,439	0.26%	-	311	45,025	45,336	3.94%
C5	-	1,182	110,548	111,730	0.27%	-	191	70,909	71,100	6.18%
C6	-	1,940	112,428	114,368	0.28%	-	206	95,689	95,895	8.33%
Subtotal	11,242,532	866,764	722,900	12,832,196	31.44%	23,670	35,714	343,056	401,229	35.00%

	Other loans
	Stage 1	Stage 2	Stage 3	Total Other loans	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Other Commercial	4,375,334	486,303	446,264	5,307,901	13.01%	37,913	31,921	187,322	257,156	22.36%
Mortgage	14,635,723	1,713,185	724,531	17,073,439	41.83%	8,651	53,371	154,111	216,133	18.79%
Consumer	4,512,156	790,276	295,918	5,598,350	13.72%	57,429	83,897	132,936	274,262	23.85%
Subtotal	23,523,213	2,989,764	1,466,713	27,979,690	68.56%	103,993	169,189	474,369	747,551	65.00%
Total	34,765,745	3,856,528	2,189,613	40,811,886	100.00%	127,663	204,903	817,425	1,149,991	100.00%

(*)	Include MCh$155,903 of ECL allowance calculated on an Individual basis.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

December 31, 2022
Corporate loans
Corporate Portfolio	Stage 1	Stage 2	Stage 3	Total Corporate	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance (*)	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	40,121	-	-	40,121	0.10%	1	-	-	1	0.00%
A2	835,187	-	-	835,187	2.16%	472	-	-	472	0.04%
A3	2,362,324	36	-	2,362,360	6.10%	3,476	8	-	3,484	0.30%
A4	2,780,646	8	-	2,780,654	7.18%	5,761	-	-	5,761	0.50%
A5	2,811,300	13,132	792	2,825,224	7.29%	10,243	360	60	10,663	0.92%
A6	2,089,194	51,671	819	2,141,684	5.53%	18,766	2,226	98	21,090	1.83%
B1	-	736,674	2,627	739,301	1.91%	-	28,346	473	28,819	2.50%
B2	-	190,204	1,389	191,593	0.50%	-	12,895	195	13,090	1.14%
B3	-	71,873	3,129	75,002	0.20%	-	5,674	980	6,654	0.58%
B4	-	73,231	31,587	104,818	0.27%	-	6,210	8,420	14,630	1.27%
C1	-	34,141	164,778	198,919	0.51%	-	3,258	56,354	59,612	5.17%
C2	-	9,426	104,526	113,952	0.30%	-	502	26,992	27,494	2.38%
C3	-	1,518	93,311	94,829	0.24%	-	162	27,563	27,725	2.40%
C4	-	5,490	114,090	119,580	0.31%	-	693	49,572	50,265	4.36%
C5	-	3,414	81,321	84,735	0.22%	-	463	49,095	49,558	4.30%
C6	-	1,777	84,999	86,776	0.22%	-	297	65,960	66,257	5.74%
Subtotal	10,918,772	1,192,595	683,368	12,794,735	33.04%	38,719	61,094	285,762	385,575	33.43%

	Other loans
	Stage 1	Stage 2	Stage 3	Total other loans	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Other Commercial	4,258,677	229,571	434,597	4,922,845	12.71%	44,535	30,262	201,195	275,992	23.93%
Mortgage	14,672,080	367,467	689,462	15,729,009	40.61%	19,388	10,462	132,906	162,756	14.11%
Consumer	4,826,096	217,866	238,850	5,282,812	13.64%	94,203	73,973	160,768	328,944	28.52%
Subtotal	23,756,853	814,904	1,362,909	25,934,666	66.96%	158,126	114,697	494,869	767,692	66.57%
Total	34,675,625	2,007,499	2,046,277	38,729,401	100,00%	196,845	175,791	780,631	1,153,267	100.00%

(*)	Include MCh$105,837 of ECL allowance calculated on an Individual basis.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

In relation to the credit quality of the investment portfolio, local regulations establish that banks are able to hold only local and foreign fixed–income securities except in certain cases. Additionally, Banco Santander-Chile has internal policies to ensure that only securities approved by the Market Risk department, which are stated in the documents “APS” – Products and underlying Approval, are acquired. The Credit Risk Department sets the exposure limits to those approved APS’s. The APS is updated on daily basis. As of December 31, 2023, 99% our total investment portfolio corresponds to securities issued by the Chilean Central Bank, Chilean Treasury and US Treasury notes.

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

Threshold = Lifetime PD (at reporting date) – Lifetime PD (at origination)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

Other commercial				Corporate loans
Mortgages	Other loans	Revolving (Credit cards)	SME	SME	Middle market	Corporate and Investment Banking
28.41%	36.05%	11.28%	36.05%	19.60%	13.26%	Santander Group criteria

There is also a relative threshold of 100% of all portfolios with the exception of the Corporate and Investment Banking Portfolio.

The criteria exposed above were applied for most of the year, however, in December 2023, the threshold of significant increase in credit risk (SICR) was updated, according to the Bank’s new definition of default, generating a decrease of ECL allowance amount of MCh$ 863 and a decrease of MCh$ 31,906 in EAD in Stage 2. The new criteria are exposed below:

Other commercial				Corporate loans
Mortgages	Other loans	Revolving (Credit cards)	SME	SME	Middle market	Corporate and Investment Banking
28.19%	49.32%	16.91%	49.32%	18.50%	16.36%	Santander Group criteria

In December, the Bank has performed a recalibration of the Significant Increase in Credit Risk (SICR) process, which covers the classification of contracts in Stages 1 and 2, moreover the Bank has implement both type of thresholds (absolute and relative) for SICR assessment, using OR criteria (before was based on AND criteria). This recalibration was implemented at the end of December 2023. The impact of the adjustment above descrived increase ECL allowance for an amount of MCh$ 22,175 and increase EAD in Stage 2 for an amount of MCh$ 1,723,190.

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

f.	Expected credit losses measurement

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

ECL allowance calculated on an individual basis

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

The allowances determined under a “Discounted Cash Flow Methodology” must take into account the financial information of the debtor, including available business strategies, as well as collateral associated with that debtor. The recovery analysis includes the following scenarios:

-	Recovery of a possible sale of collateral.

-	Recovery on the basis of common commercial activities (commercial plan).

The following table shows the allowance and exposure at default (EAD) of the loans that meet the conditions:

	2023	2022
	MCh$	MCh$
Loans and account receivable	347,477	308,586
Allowance for ECL – discounted cash flow methodology	155,903	105,837

As of December 31, 2023, the expected credit losses related to corporate commercial loans includes MCh$155,903 measured from cash flow discounted methodology (MCh$105,837 in 2022).

ECL allowance calculated on a collective basis

Commercial loans (except for those described within the “ECL allowance calculated on an Individual basis” description aforementioned), mortgage loans and consumer loans are grouped and assessed on a collective basis by using a credit loss allowance model. The estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect changes in credit risk and the development of significant assumptions related to the probabilities of default and loss given default, related to forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors.

	2023	2022
	MCh$	MCh$
Loans and account receivable (commercial, mortgage and consumer loans)	40,464,409	38,420,815
Allowance for ECL – collective basis	994,088	1,074,430

As of December 31, 2023, the Bank maintains MCh$93,614 in residual overlays, to cover certain defaulted loans from mortgage and other commercial portfolios.

As of December 31, 2023, the Bank has released part of the post-model adjustment (overlay) recorded at the end of 2022 (MCh$ 91,351) due to improvement on the macro economical forward-looking information and scenarios and better behavior on SCIB clients.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

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

During 2023, and as part of the normal review process, the Bank has made minor adjustments to the internal rating models, in order to improve its ability to adequately detect the risk profile of the clients individually evaluated.

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

If the modification results in derecognition, then the modified asset is a new asset. The following table shows modification that results in deregonition and therefore and new operations:

	As of December 31, 2023				As of December 31, 2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount	34.765.745	3.856.528	2.189.613	40.811.886	34,675,625	2,007,499	2,046,277	38,729,401
Modified loans	-	739,474	1,026,843	1,766,317	-	679,496	799,559	1,479,055
%	-	19,17%	46,90%	4,33%	-	33.85%	39.07%	3.82%

ECL allowance	127,663	204,903	817,425	1,149,991	196,845	175,791	780,631	1,153,267
Modified loans	-	48.419	360.975	409.394	-	60,584	325,650	386,234
%	-	23,63%	44,16%	35,60%	-	34.46%	41.72%	33.49%

i.	Macro economical forward-looking information and scenarios

The annual growth forecasts for the most relevant macroeconomic variables for each of our scenarios mainly used during 2023 are as follows:

	Average estimates 2023
	Unfavorable scenario 2	Unfavorable scenario 1	Base scenario	Favorable scenario 1	Favorable scenario 2
Chilean Central Bank interest rates	3.7%	4.6%	6.5%	8.4%	9.3%
Unemployment rate	10.4%	9.7%	8.3%	6.9%	6.2%
Housing Price growth	(0.1)%	0.9%	2.9%	5.0%	6.0%
GDP growth	(2.7)%	(1.5)%	0.8%	3.1%	4.3%
Consumer Price Index	3.3%	4.2%	6.0%	7.9%	8.8%

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

However, in November 2023, the Bank updated the macro-economic information and scenarios, resulting in a decrease of ECL allowance of MCh$50,935. The new macroeconomic variables are shown below:

	Average estimates 2024
	Unfavorable scenario 2	Unfavorable scenario 1	Base scenario	Favorable scenario 1	Favorable scenario 2
Chilean Central Bank interest rates	0.85%	2.32%	4.25%	6.18%	7.65%
Unemployment rate	10.03%	8.89%	7.4%	5.91%	4.77%
Housing Price growth	(1.02)%	0,62%	2.78%	4.94%	6.59%
GDP growth	(0.8)%	1.1%	3.58%	6.06%	7.97%
Consumer Price Index	1.07%	0.67%	3.00%	5.33%	7.07%

The highest probability of occurrence is associated to the base scenario, while the extreme scenarios have a lower probability than the more moderate scenarios.

The methodology used for the generation of the local scenarios is based on the corporate methodology and is applied to the loan portfolio with the exception of loans from the Corporate and Investment Banking segment which uses global scenarios as defined by the Santander Group.The probabilities for the scenarios must total 100% and be symmetrical.

Local scenario		Global scenario
	Probability weighting		Probability weighting
Favorable scenario 2	10%	Favorable scenario 1	10%
Favorable scenario 1	15%	Base scenario	20%
Base scenario	50%	Unfavorable scenario 1	70%
Unfavorable scenario 1	15%
Unfavorable scenario 2	10%

The ECL allowance sensibility to future macro-economic conditions is as follows:

	As of December 31,
	2023	2022
	MCh$	MCh$
Reported ECL allowance	1,150,116	1,153,593
Gross carrying amount	40,917,268	38,872,033

Reported ECL Coverage	2.81%	2.97%

ECL amount by scenarios
Favorable scenarios 2	970,411	1,034,417
Favorable scenarios 1	1,032,708	1,061,899
Base scenarios	1,104,368	1,138,881
Unfavorable scenarios 2	1,176,477	1,227,979
Unfavorable scenarios 2	1,224,340	1,268,948

Coverage ratio by scenarios
Favorable scenarios 2	2.37%	2.68%
Favorable scenarios 1	2.52%	2.75%
Base scenarios	2.70%	2.95%
Unfavorable scenarios 2	2.88%	3.19%
Unfavorable scenarios 2	2.99%	3.29%

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

j.	Analysis of risk concentration

The following table shows the risk concentration by industry, and by stage before ECL allowance of loans and account receivable from customers and Interbak loans at amortised cost:

	As of December 31,
	2023				2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Agriculture and livestock	478,676	70,687	74,110	623,473	487,463	103,160	64,524	655,147
Fruit cultivation	444,600	107,445	94,564	646,609	430,046	148,116	52,404	630,566
Forest	108,232	10,901	20,390	139,523	134,192	20,162	16,402	170,756
Fishing	290,978	14,655	7,763	313,396	261,651	13,479	9,268	284,398
Mining	228,565	5,578	7,656	241,799	241,704	11,590	7,160	260,454
Oil and natural gas	3,146	199	191	3,536	88,588	1	145	88,734

Manufacturing Industry:
Food, beverages and tobacco	301,193	15,366	25,278	341,837	316,574	45,972	14,896	377,442
Textile, leather and footwear	64,068	5,679	7,345	77,092	65,269	12,102	6,029	83,400
Wood and furniture	78,856	2,438	6,894	88,188	75,962	4,676	5,327	85,965
Cellulose, paper and printing	61,702	9,035	4,995	75,732	50,984	9,977	4,864	65,825
Chemicals and petroleum derivatives	108,011	3,187	1,306	112,504	147,113	5,631	1,185	153,929
Metallic, non-metallic, machinery, or other	319,322	13,870	21,715	354,907	323,717	15,678	23,511	362,906
Other manufacturing industries	194,742	19,248	19,392	233,382	201,044	15,245	20,210	236,499
Electricity, gas, and wáter	910,813	10,497	5,032	926,342	881,647	14,178	5,952	901,777
Home building	164,118	29,377	23,118	216,613	181,933	33,493	24,103	239,529
Non-residential construction	472,579	28,395	48,231	549,205	537,110	34,437	57,723	629,270
Wholesale trade	1,420,083	105,396	163,872	1,689,351	1,368,044	161,570	147,330	1,676,944
Retail trade, restaurants and hotels	1,501,379	74,975	87,365	1,663,719	1,366,605	86,124	89,924	1,542,653
Transport and storage	600,729	56,933	54,860	712,522	625,506	90,913	59,141	775,560
Telecommunications	450,555	16,341	7,261	474,157	334,065	16,522	7,446	358,033
Financial services	575,666	2,656	912	579,234	374,770	4,166	2,864	381,800
Real estate services	2,237,404	231,680	154,694	2,623,778	2,221,740	210,683	197,360	2,629,783
Social services and other community services	4,602,449	518,529	332,220	5,453,198	4,461,722	364,291	300,197	5,126,210
Subtotal	15,617,866	1,353,067	1,169,164	18,140,097	15,177,449	1,422,166	1,117,965	17,717,580
Mortgage loans	14,635,723	1,713,185	724,531	17,073,439	14,672,080	367,467	689,462	15,729,009
Consumer loans	4,512,156	790,276	295,918	5,598,350	4,826,096	217,866	238,850	5,282,812
Total	34,765,745	3,856,528	2,189,613	40,811,886	34,675,625	2,007,499	2,046,277	38,729,401

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

The following table shows past due information related to loans and account receivable from customers and Interbak loans at amortised cost, and related ECL allowance:

	As of December 31, 2023
	Gross carrying amount				ECL allowance
	Stage 1	Stage 2	Stage 3	TOTAL	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans
Current	68,440	-	-	68,440	2	-	-	2
Commercial loans
Current	15,505,706	1,181,694	362,298	17,049,698	58,096	49,896	119,514	227,506
1-30 days past due	41,357	102,214	90,367	233,938	3,357	9,164	33,921	46,442
31-90 days past due	2,363	69,159	166,427	237,949	128	8,575	57,548	66,251
Over 90 days past due	-	-	550,072	550,072	-	-	319,395	319,395
Mortgage loans
Current	14,612,117	1,285,324	222,874	16,120,315	8,224	34,149	39,964	82,337
1-30 days past due	19,150	278,114	101,086	398,350	327	11,923	21,627	33,877
31-90 days past due	4,456	149,747	192,972	347,175	100	7,299	37,612	45,011
Over 90 days past due	-	-	207,599	207,599	-	-	54,908	54,908
Consumer loans
Current	4,492,189	561,846	61,444	5,115,479	54,038	32,294	26,654	112,986
1-30 days past due	18,497	133,011	26,198	177,706	3,150	25,139	10,968	39,257
31-90 days past due	1,470	95,419	94,189	191,078	241	26,464	39,259	65,964
Over 90 days past due	-	-	114,087	114,087	-	-	56,055	56,055
Total	34,765,745	3,856,528	2,189,613	40,811,886	127,663	204,903	817,425	1,149,991

	As of December 31, 2022
	Gross carrying amount				ECL allowance
	Stage 1	Stage 2	Stage 3	TOTAL	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans
Current	32,991			32,991	1			1
Commercial loans
Current	15,083,757	1,291,497	480,276	16,855,530	76,241	74,402	156,800	307,443
1-30 days past due	55,298	80,205	62,775	198,278	6,591	8,311	19,048	33,950
31-90 days past due	5,403	50,464	145,041	200,908	421	8,643	56,981	66,045
Over 90 days past due	-	-	429,873	429,873	-	-	254,128	254,128
Mortgage loans
Current	14,559,586	195,691	301,854	15,057,131	17,984	4,699	57,624	80,307
1-30 days past due	96,080	114,723	84,207	295,010	1,183	3,727	16,900	21,810
31-90 days past due	16,414	57,053	112,280	185,747	221	2,036	18,605	20,862
Over 90 days past due	-	-	191,121	191,121	-	-	39,777	39,777
Consumer loans
Current	4,767,906	74,555	60,169	4,902,630	76,215	23,738	44,107	144,060
1-30 days past due	52,878	66,958	24,898	144,734	17,139	19,003	16,616	52,758
31-90 days past due	5,312	76,353	62,129	143,794	849	31,232	38,137	70,218
Over 90 days past due	-	-	91,654	91,654	-	-	61,908	61,908
Total	34,675,625	2,007,499	2,046,277	38,729,401	196,845	175,791	780,631	1,153,267

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

k.	Collateral and other credit enhancement

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

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. The main type of collateral obtained are the following:

●	For securities lending and reverse repurchase transactions, cash or securities

●	For corporate and small business lending, charges over real estate properties, inventory and trade receivables and, in special circumstances, government guarantees

●	For retail lending, mortgages over residential properties

The following table show the maximum exposure to credit risk by class of financial asset, associated collateral and the net exposure to credit risk:

	As of December 31,
	2023				2022
	Maximum exposure to credit risk	Collateral	Net exposure	Associated ECL	Maximum exposure to credit risk	Collateral	Net exposure	Associated ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans	68,440	3,677	64,763	2	32,991	-	32,991	1
Commercial loans	18,071,657	9,893,336	8,178,321	659,594	17,684,589	9,945,505	7,739,084	661,566
Mortgage loans	17,073,439	16,589,333	484,106	216,133	15,729,009	15,358,111	370,898	162,756
Consumer Loans	5,598,350	586,050	5,012,300	274,262	5,282,812	593,660	4,689,152	328,944
Contingent loans exposure	2,701,525	378,648	2,322,877	21,105	3,048,383	476,327	2,572,056	44,997
Total	43,513,411	27,451,044	16,062,367	1,171,096	41,777,784	26,373,603	15,404,181	1,198,264

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

Specifically, mortgage loans are secured by a real property mortgage, and threshold mitigate counterparty credit risk of derivative instruments.

For the ECL allowance calculated on an Individual basis, the collaterals at fair value, are use for mitigating the loan amount and obtain the exposure. While for ECL allowance calculated on a collective basis LTV is used (defined as the Loan amount divided by value of collateral).

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

As of December 31, 2023, assets received or awarded in lieu of payment amounted to Ch$42,463 million (gross amount: Ch$42,489 million; allowance: Ch$26 million). As of December 31, 2022, assets received or awarded in lieu of payment amounted to Ch$35,622 million (gross amount: Ch$36,804 million; allowance: Ch$1,182 million).

l.	Maximum exposure to credit risk

Financial assets and off-balance sheet commitments

For financial assets recognised in the Consolidated Statements of Financial Position, maximum credit risk exposure equals their carrying value. Below is the distribution by financial asset and off-balance sheet commitments of the Bank’s maximum exposure to credit risk as of December 31, 2023 and 2022, without deduction of collateral, security interests or credit improvements received:

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

		As of December 31,
		2023	2022
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$
Deposits in banks	4	2,273,282	1,982,942
Cash items in process of collection	4	812,524	843,816
Financial assets for trading at FVTPL	5
Financial derivative contracts		10,119,486	11,672,960
Financial assets held for trading		98,308	154,046
Financial assets at FVOCI	6
Debt financial instruments		4,536,025	5,800,733
Other financial instruments		105,257	142,306
Financial derivative contracts for hedge accounting	7	605,529	477,762
Financial assets at amortised cost	8
Debt financial instruments		8,176,895	4,867,591
Interbank loans		68,438	32,990
Loans and account receivable at amortised cost /		39,593,457	37,543,144
Off-balance commitments:
Letters of credit issued		262,496	255,522
Foreign letters of credit confirmed		1,641,510	1,476,599
Performance guarantees		9,490,141	8,974,077
Available credit lines		494,104	924,173
Personal guarantees		813	1,617
Other irrevocable credit commitments		313,505	313,345
Total		70,041,770	75,463,623

Foreign derivative contracts

As of December 31, 2023, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 3 million or 25% of its assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Below, there are additional details regarding our exposure for those countries classified above 1 and represents our majority of exposure to categories other than 1. As of December 31, 2023, considering fair value of derivative instruments.

Country	Classification	Derivative Instruments (adjusted to market)	Deposits	Loans	Financial investments	Total Exposure
		US$ millions
Hong Kong	2	-	7	-	-	7
Italy	2	-	1	-	-	1
Mexico	3	3	-	-	-	3
China	2	-	-	1	-	1
Total		3	8	1	-	12

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

Our exposure to the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted)	Deposits MUSD	Loans MUSD	Financial Investments MUSD	Exposure MUSD
			US$ millions
Banco Santander Hong Kong	Hong Kong	2	-	7	-	-	7
Banco Santander Mexico	Mexico	3	3	-	-	-	3
Banco Santander EEUU *	EEUU	1	41	700	-	-	741
Santander UK PLC	UK	1	-	1	-	-	1
Banco Santander España	Spain	1	292	46	-	-	338

*	Includes BSCH SA New York and Santander InvestmentSecuries

The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, there is no credit exposure.

As of December 31, 2023, we had no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.

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

Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
	MCh$	MCh$
Non-impaired financial assets
Properties/mortgages	29,279,845	28,012,572
Investments and others	5,300,893	4,441,058
Impaired financial assets
Properties/ mortgages	2,444,084	2,009,968
Investments and others	293,347	274,296
Total	37,318,169	34,737,894

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

Credit risk mitigation techniques

The Bank applies various methods of reducing credit risk, depending on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (i.e., real estate guarantees) while others apply to groups of transactions (i.e., netting and collateral arrangements).

m.	PD scaling

A change was made for the Corporate loans (SME and Middle Market portfolio), which consists of replicating the PD escalation used today in the CIB portfolio, for the SME and Middle Market portfolio in Stage 1 and Stage 2.

PD scaling allows the annual PD of the last period to be weighted by the residual real months, that is, if:

a)	If the operation has a residual term of 2 years and is in stage 1, there is no change.

b)	If the operation has a residual term of 2.5 years and is in stage 2, there will be a benefit for the last period. (6/12)

c)	If the operation has a residual term of 1 month, regardless of the stage, there will be a benefit (1/12)

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

	As of December 31,
ALAC	2023	2022
	MCh$	MCh$
Level 1: cash and cash equivalent	1,969,547	1,453,265
Level 2: fixed income	6,072,282	5,424,452
Level 2: fixed income	6,240	8,066
Total	8,048,069	6,885,783

3.	Liquidity Coverage Ratio (LCR)

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

	As of December 31,
Liquidity Coverage Ratio	2023	2022
	%	%
LCR	212	175

Banco Santander Chile’s RCL indicator is above the minimum required. This reflects the conservative liquidity policies imposed by the Board of Directors, through the Assets and Liabilities Committee.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

4.	Net Stable Funding Ratio (NSFR)

The indicator is required by Basel III and provides a sustainable maturity structure for assets and liabilities, thus the banks maintain a stable funding profile in relation to their activities.

The Central Bank and the CMF defined a minimum NSFR level of 60% for 2022, reaching 100% by 2026.

	As of December 31,
Net Stable Funding Ratio	2023	2022
	%	%
NSFR	106	116

5.	Information on the liquidity situation according to the requirements of the BCCH

i.	Term mismatches

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

Term mismatches will be made on the following time bands:

-	First time band: up to 7 days, inclusive

-	Second time band: from 8 days to 15 days, inclusive

-	Third time band: from 16 days to 30 days, inclusive

-	Fourth time band: from 31 days to 90 days, inclusive

	As of December 31, 2023
	Individual			Consolidated
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash flow receivable (assets) and income	7,874,553	3,217,485	2,017,597	7,991,785	3,230,081	2,009,451
Cash flow payable (liabilities) and expenses	10,475,218	2,119,787	2,498,713	10,411,396	2,119,787	2,498,985
Mismatch	(2,600,665)	1,097,698	(481,116)	(2,419,611)	1,110,294	(489,534)

Mismatch affected by limits			(1,984,083)			(1,798,851)
Limits:
1 time capital			4,367,159			4,491,893
Margin available			2,383,076			2,693,042
% used			45%			40%

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

	As of December 31, 2022
	Individual			Consolidated
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash flow receivable (assets) and income	9,123,887	1,805,516	3,552,792	9,269,188	1,804,580	3,514,336
Cash flow payable (liabilities) and expenses	9,295,580	1,855,664	2,702,150	9,320,125	1,855,664	2,707,135
Mismatch	(171,693)	(50,148)	850,642	(50,937)	(51,084)	807,201

Mismatch affected by limits			628,801			705,180
Limits:
1 time capital			4,128,808			4,238,372
Margin available			4,757,609			4,943,552
% used			15%			17%

ii.	Composition of financing sources

The main sources of financing with third parties are the following:

	As of December 31,
Main sources of financing	2023	2022
	MCh$	MCh$
Deposits and other demand obligations	13,537,826	14,086,226
Time deposits	16,137,942	12,978,790
Bank obligations	10,366,499	8,864,765
Debt instruments issued and regulatory capital	8,001,045	9,490,009
Total	48,043,312	45,419,790

The BCCh has authority to require banks to maintain reserves of up to 40% on average for demand deposits and up to 20% for time deposits to implement monetary measures. Also, if the aggregate amount of demand deposits exceeds 2.5 times the amount of a bank’s regulatory capital, it must maintain a 100% “technical reserve” in Central Bank bonds and notes.

As of December 31, 2023 and 2022, the Central Bank has required to the Bank to maintain a technical reserve of $0 million for both periods.

The volume and composition of liquid assets are presented above. The liquidity coverage ratio is presented above.

6.	Maturity of financial assets and liabilities

The maturity of financial assets and liabilities, and other commercial commitments is disclore in Note 23.

The inherent liquidity management of derivatives and non-derivatives financial liabilities, employ different levers that allow to keep limited liquidity risk according to the Bank’s defined profile and using the available liquidity efficiently. For this reason, the Bank hold a high level of liquid assets along with a daily monitoring of the short-term expected income and expenses level, avoiding a high concentrations of maturities. Moreover, a solid diversified financing matrix is maintained both among the different types of products and types of clients.

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

This process integrates specific operational risk reviews that allow a cross-sectional identification of risks, especially technological risks, fraud, supplier risk and factors that could lead to other operational risks, as well as specific regulatory non-compliance.

-	External events database. Quantitative and qualitative information on external operational risk events. The database allows a detailed and structured analysis of the relevant events that have occurred in the sector, the comparison of the loss profile, and the adequate preparation of the self-assessment exercises and scenario analysis.

-	Analysis of operational risk scenarios. Its objective is to identify events with a very low probability of occurrence that could generate significant losses for the Bank, as well as to establish adequate mitigation measures, through the evaluation and expert opinion of the business lines and risk managers

-	Recommendations from internal audit, external audit and regulators. They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes.

-	A statement establishing that the Bank has the commitment to control and limit non-financial risk events that lead or may lead to financial losses; fraud events, operational and technological incidents; legal and regulatory violations; conduct problems or damage to reputation. Although a certain volume of losses is expected, unexpected high severity losses as a result of control failure are not acceptable.

-	Capital model: a model that includes the Bank’s risk profile, based mainly on information collected in the internal loss database, external data and scenarios. The main application of the model is to determine the economic capital for operational risk and the estimate of expected and stressed losses, which are used in the operational risk appetite.

-	Other specific instruments that make it possible additionally analyze and manage operational risk, including the evaluation of new products and services, the management of business continuity plans, the review and update of the perimeter and review processes of the quality of the operational risk programme.

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

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

Insurance

In order to respond to the operational risk and other risks generated in the Bank's own operations, material damage insurance, general civil liability, fraud, expenses derived from cybersecurity breaches, third-party claims against executives, among others, have been contracted.

Exposure to net loss, gross loss and recovery of gross loss due to operational risk event

	As of December 31,
	2023	2022
	MCh$	MCh$
Expenses for the gross loss period due to operational risk events
Internal fraud	1,367	91
External fraud	7,202	8,513
Labor Practices and Business Safety	6,887	8,095
Clients, products and business practices	950	789
Damage to physical assets	267	221
Business interruption and system failures	964	981
Process execution, delivery and management	7,303	3,624
Subtotal	24,940	22,314
Recoveries of expenses in the period due to operational risk events
Internal fraud	-	-
External fraud	(5,810)	(2,194)
Labor Practices and Business Safety	(1,276)	(1,391)
Clients, products and business practices	(189)	(673)
Damage to physical assets	(12)	-
Business interruption and system failures	(800)	(2)
Process execution, delivery and management	(2,885)	(809)
Subtotal	(10,972)	(5,069)

Net loss from operational risk events	13,968	17,245

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

Capital risk

The Bank defines capital risk as the risk that the Bank or any of its companies have an insufficient capital quantity and/or quality to meet the minimum regulatory requirements to operate as a bank; respond to market expectations regarding its solvency; and support the business growth and any strategic demand that may arise from strategic plan. The objectives includes:

●	Satisfied internal capital and capital adequacy objectives.

●	Adhere to regulatory requirements.

●	Align the Bank's strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, clients, supervisors, etc.)

●	Support business growth and any strategic opportunities that may arise.

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

Capital is managed in accordance with the risk environment, Chile's economic performance and the economic cycle.

The respective Committee may amend our current capital policies to address changes in the aforementioned risk environment.

Capital risk management

The Bank has an Executive Capital Committee which is in charge of supervising, authorising and assessing all aspects related to capital and solvency. The Board of Directors has delegated to ALCO the knowledge and evaluation of the level of capital and profitability in accordance with the Bank's strategy. The CIR monitors and is responsible for the limits of primary and secondary metrics based on risk appetite.

Capital management is based on a Capital Framework whose objective is to ensure that the level of capital, structure and composition are adequate at any time considering the Bank's risk profile and under different scenarios, guaranteeing compliance with both the minimum requirements regulations such as risk appetite and the Recovery Plan, and that are in line with the interests of all stakeholders and support the growth strategy defined by the Bank.

The capital model defines the functional and governance aspects regarding the activities of capital planning, budget execution and monitoring, capital adequacy analysis, capital measurement and Reporting and disclosure of information related to capital. This model covers the main capital management activities:

1.	Establish the Bank's solvency and capital contribution objectives aligned with the minimum regulatory requirements and with internal policies, to guarantee a solid level of capital, consistent with the Bank's risk profile, and an efficient use of capital in order to maximize shareholder value.

2.	Capital plan development to achieve the strategic plan’s objective.

3.	Capital adequacy assessment to ensure that the capital plan is consistent with the Bank's risk profile and its risk appetite (also stress scenarios).

4.	Capital budget development as part of the Bank's budget process.

5.	Monitoring and controling budget execution and action plans’ elaboration to correct any digression from the budget.

6.	Capital metrics calculation.

7.	Internal capital reports as well as supervisory authorities’ reports and market reports.

Additionally, the Bank has developed the necessary policies to contribute with management and compliance with capital management strategies and objectives, including: Capital adequacy policy, Capital Planning Policy, Policy for managing impairment situations Capital, Capital Monitoring Policy and Dividend Policy and Basila III implementation.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

BASEL III implementation

In January 2019, a new version of the General Banking Law (LGB) was published. The most relevant change is the adoption of the capital levels established in the Basel III standards. During 2020, the final versions of the regulations for new capital models for Chilean banks were published.

According to the new General Banking Law (updated through Law N°21,130), the minimum capital requirements have increased in terms of quantity and quality. Total regulatory capital remains at 8% of risk-weighted assets, but includes credit, market and operational risk. The minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% may be Additional Tier 1 (AT1), either in the form of preferred stocks or perpetual bonds, which may be convertible into shares. Tier 2 capital is now set at 2% of risk-weighted assets.

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

Pillar II aims to ensure that banks maintain a level of capital in accordance with their risk profile, and encourage the development and use of adequate processes for monitoring and managing the risks faced. The banks are responsible for developing an internal evaluation process of their capital adequacy, and supervisors must examine banks' internal strategies and evaluations and early intervene when they are not satisfied with the result of the process. Supervisors may require additional capital to the minimum required, in order to guarantee a sufficient level to face risks, especially in adverse credit cycles.

The result is a simplified report with the conclusions of the self-assessment process, which in its first version of 2021 only included credit risk, Pillar I risks report for 2022 and a full report was required since 2023. On January 17, the FMC issued additional capital requirements report according to Pillar II, in which the commission's council resolved not to apply capital requirements to Banco Santander Chile.

Pillar III promotes market discipline and financial transparency through the disclosure of significant and timely information, allowing users of the information to know the risk profile of local banking institutions together with their capital structure, thus reducing information asymmetries. The Banks published the first Pillar 3 report in April 2023.

The new regulations for risk-weighted assets calculation was effective in December 2021, the Bank worked on the implementation of the regulations through a multidisciplinary group, which performed the required system developments, including report’s implementation designed by the regulator for this purpose.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

The FMC in a continuous review and implementation of improvements to the Basel III adoption process has issued regulation consutations draft at the end of 2023, which include the following matters:

-	On November 27, the FMC issued a consultation process related to RAN chapter 21-20 “Market discipline and transparency” and the associated frequently asked questions document, to clarify and provide additional guidelines on how to comply with the aforementioned standard.

-	On December 12, 2023, the FMC issued a regulation consultation process regarding to RAN, chapter 21-13 “Sufficiency of effective equity banks review”, after regulation review, where highlighted aspect to improve and gaps with international standard. The proposed adjustment are:

●	Adjustment to market risks exhibit of the banking book (objective I).

●	Internal objective determination, and the link with the CMF capital charge establishment, in accordance with article 66 quinquies of the LGB (objective III).

●	Communication (objective III).

The Banks is waitig for final regulations.

Capital metrics

Minimum required capital

According to the General Banking Law, a bank must have a minimum of UF800,000 (approximately $29,431 million or US$34 million as of December 31, 2023) of paid-in capital and reserves, calculated in accordance with the FMC Regulations.

Capital requirement

Under the General Banking Law, banks must maintain regulatory capital of at least 8% of risk-weighted assets, net of required credit losses, as well as a paid-in capital and reserve requirement ("tire capital") of at least 3% of total assets, also net of credit losses. Regulatory capital and basic capital are calculated on the basis of the Consolidated Financial Statements. As we are the result of a merger between two predecessors with significant market shares in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 9.63%.

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

On August 21, 2020, the FMC issued new treatment guide, where special credits granted by the government (CORFO and FOGAPE) must be included in category 2 of the risk-weighted assets classification, going from credit risk weight of 100% to 10%.

On March 31, 2023, the FMC issued a press release communicating the annual qualification of systemic importance banks. The CMF board approved to maintain a 1.5% additional basic capital charge for one more year.

On May 24, 2023, the FMC issued a press release communicating the Counter Cyclical Capital buffer requirement activation. According to the above, the BCCh board agreed to activate the RCC at a level of 0.5% of risk-weighted assets, which must be implemented in a year term period, to face greater external financial uncertainty.

Since 2021, the new definition of regulatory capital is as follows:

-	Paid-in capital of the bank for common shares subscribed and paid;

-	Premium paid for the instruments included in this capital component;

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

-	Reserves, both non-revenue and from profits, for depreciation of bonds with no fixed maturity period and for expiration of bonds with no fixed maturity period;

-	“Other accumulated comprehensive income” items;

-	Retained earnings from prior years, profit (loss) for the year, net of provisions for minimum dividends, revaluation of bonds with no fixed maturity period and payment of interest and/or dividends from financial instruments issued with regulatory capital;

-	The non-controlling interest as indicated in the Compendium of Accounting Standards (CNC).

Total assets, risk-weighted assets, and components of effective equity

	Total assets, risk-weighted assets and components of effective equity according to Basel III	Consolidated global 31-12-2023 MCh$	Consolidated global 31-12-2022 MCh$
1	Total assets according to the statement of financial position	70,857,886	68,164,604
2	Investment in subsidiaries that are not consolidated		-
3	Assets discounted from regulatory capital, other than item 2	10,823,906	12,270,810
4	Credit equivalents	3,446,909	2,890,350
5	Contingent credits	2,604,665	2,776,542
6	Assets generated by the intermediation of financial instruments	33,260	243,345
7	= (1-2-3+4+5-6) Total assets for regulatory purposes	66,052,294	61,317,341
8.a	Assets weighted for credit risk, estimated according to the standard methodology (RAW)	30,333,749	28,401,718
8.b	Assets weighted for credit risk, estimated according to internal methodologies (AWCR)	-	-
8	Market Risk Weighted Assets (MRWA)	4,793,740	5,554,604
10	Operational Risk Weighted Assets (OPWA)	4,424,739	4,070,594
11.a	= (8.a/8.b+9+10) Risk Weighted Assets (RWA)	39,552,228	38,026,916
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after applying the output floor (RWA)	39,552,228	38,026,916
12	Shareholders equity	4,367,159	4,128,808
13	Non-controlling interest	124,735	109,563
14	Goodwill	-	-
15	Excess minority investment	-	-
16	= (12+13-14-15) Common Equity Equivalent Tier 1 Capital (CET1)	4,491,894	4,238,371
17	Additional deductions to common equity tier 1, other than item 2	94,013	25,455
18	= (16-17-2) Common Equity Tier 1 (CET1)	4,397,881	4,212,916
19	Voluntary (additional) provisions charged as additional capital tier 1 (AT1)	-	-
20	Subordinated bonds imputed as additional capital level 1 (AT1)	-	190,135
21	Preferred shares attributed to additional capital tier 1 (AT1)	-	-
22	Perpetual bonds attributed to additional capital level 1 (AT1)	608,721	590,247
23	Discounts applied to AT1	-	-
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)	608,721	780,382
25	= (18+24) Equity Tier 1	5,006,602	4,993,298
26	Voluntary (additional) provisions allocated as Tier 2 (T2) capital	293,000	293,000
27	Subordinated bonds imputed as Tier 2 capital (T2)	1,679,130	1,472,749
28	= (26+27) Capital nivel 2 equivalente (T2)	1,972,130	1,765,749
29	Discounts applied to T2	-	-
30	= (28-29) Tier 2 Capital (T2)	1,972,130	1,765,749
31	= (25+30) Effective equity	6,978,732	6,759,047
32	Additional basic capital required for the constitution of the conservation buffer	461,934	444,662
33	Additional basic capital required to set up the countercyclical buffer	-	-
34	Additional core capital required for banks rated as systemic	296,642	142,601
35	Additional capital required for the evaluation of the adequacy of effective capital (Pillar 2)	-	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 37 - RISK MANAGEMENT, continued

Solvency indicators and regulatory compliance indicators according to Basel III

	Solvency indicators and regulatory compliance indicators according to Basel III	Consolidated global 31-12-2023%	Consolidated global 31-12-2022%
1	Leverage indicator (T1_I18/T1_I7)	6.66%	6.87%
1.a	Leverage indicator that the bank must meet, considering the minimum requirements	3.00%	3.00%
2	Basic capital indicator (T1_I18/T1_I11,b)	11.12%	11.08%
2.a	Basic capital indicator that the bank must meet, considering the minimum requirements	5.25%	4.88%
2.b	Capital buffer shortfall
3	Tier 1 capital indicator (T1_I25/T1_I11,b)	12.66%	13.13%
3.a	Tier 1 capital indicator that the bank must meet, considering the minimum requirements	6.75%	6.38%
4	Effective equity indicators (T1_I31/T1_I11,b)	17.64%	17.77%
4.a	Effective equity indicator that the bank must meet, considering the minimum requirements	8.75%	8.38%
4.b	Effective equity indicator that the bank must meet, considering the charge for article 35 bis, if applicable	8.00%	8.00%
4.c	Effective equity indicator that the bank must meet, considering the minimum requirements, conservation buffer and anti-cyclical buffer	10.63%	9.63%
5	Credit rating	A	A
	Regulatory compliance indicators for solvency
6	Voluntary (additional) provisions allocated to Tier 2 capital (T2) in relation to APRCs (T1_I26/ (T1_I8,a or I8,b)	0.97%	1.03%
7	Subordinated bonds allocated to Tier 2 (T2) capital in relation to Tier 2 capital	38.18%	34.96%
8	Additional Tier 1 capital (AT1) in relation to basic capital (T1_I24/T1_I18)	13.84%	18.52%
9	Voluntary provisions (additional) and subordinated bonds that are charged to additional capital level 1 (AT1) in relation to the RWAs (T1_I19+T1_I20 / T1_I11,b)	0.00%	0.50%

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 38 - SUBSEQUENT EVENTS

On January 11, 2024, the Bank issued a Swiss franc bond in the amount of CHF 225,000,000 - through our EMTN program, with maturity on October 25, 2027 at a placement rate of 2.445%.

In the local market, the bank has placed the following bonds:

Serie	Currency	Rate	Placement date	Amount
AA13	UF	3.40%	01-03-24	1,330,000
AA9	CLP	6.30%	01-03-24	38,700,000,000
AA7	CLP	6.80%	01-04-24	7,350,000,000
AA8	CLP	6.70%	01-05-24	1,000,000,000
W3	UF	1.60%	01-11-24	695,000
AA2	CLP	6.20%	01-11-24	4,000,000,000
AA14	UF	3.30%	02-07-24	1,950,000

On February 5, 2024, the International Finance Corporation (IFC) – member of the World Banking Group – announced the signing of US$200 million senior loan to Santander Chile to support mortgage loan portfolio expansion, aimed exclusively for women home adquisition.

On February 12, 2024, Santander Consumer Finance Ltda. has announced the signing of a conditional purchase contract with Servicios Financieros Mundo Crédito SpA for the automotive loan portfolio (eligible operations), for an amount of up to Ch$70,000 million. However, the purchase must be analized by the National Economic Prosecutor's Office (FNE), a mandatory procedure for concentration operations.

On February 20, 2024, these Consolidated Financial Statements were approved by the Board of Directors.

There are no other subsequent events that need to be disclosed occurred between January 1, 2024 and the date of issuance of these Consolidated Financial Statements (February 20, 2024).

JONATHAN COVARRUBIAS HERNANDEZ Chief Accounting Officer	ROMAN BLANCO REINOSA Chief Executive Officer