Form 20-F
period 2024-12-31
BANCO SANTANDER CHILE
filed 2025-02-28
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024
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
*Santander-Chile’s shares of common stock are not listed for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the New York Stock Exchange.
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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
We have made statements in this Annual Report on Form 20-F that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:
•asset growth and alternative sources of funding;
•growth of our fee-based business;
•financing plans;
•impact of competition;
•impact of regulation;
•exposure to market risks including:
◦interest rate risk;
◦foreign exchange risk; and
◦equity price risk;
•projected capital expenditures;
•liquidity;
•trends affecting:
◦our financial condition; and
◦our results of operation.
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
You should understand that the following important factors, in addition to those discussed elsewhere in this Annual Report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:
•changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;
•changes in economic conditions;
•the monetary and interest rate policies of Central Bank (as defined below);
•inflation;
•deflation;
•unemployment;

•increases in defaults by our customers and impairment losses;
•decreases in deposits;
•customer loss or revenue loss;
•unanticipated turbulence in interest rates;
•movements in foreign exchange rates;
•movements in equity prices or other rates or prices;
•the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;
•changes in Chilean and foreign laws and regulations;
•changes in taxes;
•competition, changes in competition and pricing environments;
•our inability to hedge certain risks economically;
•the adequacy of loss allowances;
•technological changes;
•changes in consumer spending and saving habits;
•changes in demographics;
•changes in investment rates;
•increased costs;
•unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;
•changes in, or failure to comply with, banking regulations;
•acquisitions or restructurings of businesses that may not perform in accordance with our expectations;
•our ability to successfully market and sell additional services to our existing customers;
•disruptions in client service;
•damage to our reputation;
•natural disasters;
•implementation of new technologies;
•the Group’s exposure to operational losses (e.g., failed internal or external processes, people and systems);
•an inaccurate or ineffective client segmentation model; and
•pandemics.

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
This Annual Report contains our consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 (the “Audited Consolidated Financial Statements”). Such Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, and have been audited by the independent registered public accounting firm PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada for the years ended December 31, 2024, 2023 and 2022. See page F-3 of the Audited Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 for the audit report issued by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada. The Audited Consolidated Financial Statements have been prepared from accounting records maintained by the Bank and its subsidiaries.
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
At the end of each reporting period the Bank evaluates the impairment of the loan book. For December 31, 2024 and 2023 this has been assessed in accordance with IFRS 9.
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
v

Unless otherwise indicated, all U.S. dollar amounts at any year end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2024 the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm was Ch$994.1 per U.S.$1.00, or 0.20% more than the observed exchange rate published by the Central Bank for such date of Ch$992.12 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso.
The U.S. dollar equivalent of one UF was U.S.$38.72 as of December 31, 2024, using the observed exchange rate reported by the Central Bank as of December 30, 2023 of Ch$992.12 per U.S.$1.00, while the value of one UF as of December 31, 2024 was Ch$38,416.69.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
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
(a)Risk Factors in respect of Santander-Chile;
(b)Risk Factors in respect of Chile;
(c)Risk Factors in respect of our Controlling Shareholder and our ADSs; and
(d)General Risk Factors.
The risk factors in respect of Santander-Chile are presented in the following subcategories depending on their nature:
(a)Macro-economic Risks;
(b)Competitive Risks;
(c)Operational Risks;
(d)Financial Risks; and
(e)Legal and Regulatory Risks.

Summary of Key Risks
Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:
•The growth rate of our loan portfolio may be affected by economic turmoil, which could also lead to a contraction in our loan portfolio.

•Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Chilean economy and could have an adverse effect on us.
•The continuance or escalation of the wars in Ukraine and the Middle East could materially affect our financial position and increase our operational risk.
•We are vulnerable to disruptions and volatility in the global financial markets.
•Our operations and results may be negatively affected by earthquakes due to the location of Chile in a highly seismic area.
•Climate change can create transition risks, physical risks, and other risks that could adversely affect us.
•Increased competition, including from non-traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results of operations.
•Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers.
•The growth of our loan portfolio may expose us to increased loan losses. Our exposure to individuals and small and mid-sized businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.
•Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.
•We rely on models for many of our decisions. Their inaccurate or incorrect use could have a material adverse effect on us.
•Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.
•Risks relating to cybersecurity, data collection, processing and storage systems and security are inherent in our business.
•Disclosure controls and procedures over financial and non-financial reporting may not prevent or detect all errors or acts of fraud.
•Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.
•Our financial results are constantly exposed to market risk. We are subject to fluctuations in inflation, interest rates and other market variables, which may materially and adversely affect us and our profitability.
•We are subject to counterparty risk in our banking business.
•Liquidity and funding risks are inherent in our business and could have a material adverse effect on our results, our costs of funds and our credit ratings.
•We are subject to regulatory capital and liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.
•We are subject to extensive regulatory risk, or the risk of not being able to meet all of the applicable regulatory requirements and guidelines.
•Changes to the pension fund system may affect our funding mix.
•We may not be able to detect or prevent money laundering and other financial crime activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.
•We are exposed to risk of loss from legal and regulatory proceedings.
•Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the potential enactment of a new constitution could adversely impact the Bank’s business.
•Our growth, asset quality and profitability may be adversely affected by volatile macroeconomic and political conditions in Chile.
•Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.
•Our controlling shareholder has a great deal of influence over our business and its interests could conflict with yours.
•Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange (“NYSE”), limiting the protections afforded to investors.
•As a holder of ADSs you will have different shareholders’ rights than in the United States and certain other jurisdictions.
•Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

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
In particular, we face, among others, the following risks related to economic downturns and volatile conditions:
•Reduced demand for our products and services.
•Increased regulation of our industry. Compliance with such regulation would likely continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.
•Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the income of our customers, both retail and corporate, and may adversely affect the recoverability of our loans, resulting in increased loan losses.
•The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.
•The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.
In particular, in 2024 Chile experienced a moderate increase in economic activity compared to the previous year as lower interest rates, both in Chile and globally, drove growth. In 2024, Chile’s economy is expected to grow 2.5% compared to 0.2% in 2023 and 2.1% in 2022. In 2024, inflation was 4.5% based on the Chilean consumer price index, compared to 3.9% in 2023 and 12.8% in 2022, The Central Bank's reference rate, which is used to set monetary policy, closed 2024 at 5.00% compared to 8.25% in 2023 and 11.25% in 2022. Currently, the Central Bank expects GDP to increase in a range between 1.5%-2.5% in 2025.
Any changes to the current macroeconomic conditions which could cause market turmoil or economic recession in the future could have a material adverse effect on our financing availability and terms and, more generally, on our results, financial condition and prospects.
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

There is an increasing focus over the risks of climate change and related environmental sustainability matters. Climate change may imply two primary drivers of financial risk that could adversely affect us:

•Transition risks associated with the move to a low-carbon economy, both at idiosyncratic and systemic levels, such as through policy, regulatory and technological changes and business consumer preferences, which could increase our exposure and impact our strategies.

•Physical risks related to discrete events, such as flooding and wildfires, and extreme weather impacts and longer term shifts in climate patterns, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of our customers. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility.

These primary drivers could materialize, among others, in the following financial risks:

•Credit risks: Physical climate change could lower corporate revenues, increase operating costs and lead to increased credit exposure. Severe weather could also affect the value of collateral. Additionally, companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.

•Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation and lead to higher volatility.

•Liquidity risks: Companies could face liquidity risks derived from cash outflows to improve their reputation in the market or solve climate-related problems. Extreme weather events could also affect the value of our high-quality liquid assets or cause sovereign debt to rise limiting our access to capital markets.

•Operational risks: Severe weather events could directly damage assets and impact business continuity, both of our customers and our own. Climate-related financial risks could also cause operational risk losses from litigation if, for example, we are perceived to misrepresent sustainability-related practices, achievements, metrics goals or targets.

•Regulatory compliance risks: Increased regulatory compliance risk may result from the increasing pace, breadth and depth of regulatory expectations requiring implementation in short timeframes across multiple jurisdictions and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.

•Reputational risks: Our reputation and client relationships may be damaged as a result of our practices, disclosures and decisions related to climate change and the environment, or to the practices or involvement of our clients, vendors or suppliers in certain industries or projects being associated with causing or exacerbating climate change. Furthermore, parties who may suffer losses from the effects of climate change may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders. We could face conduct risks derived from misrepresentations in our sustainability-related disclosures, including our practices, achievements, metrics, goals and targets or the sustainability characteristics of our products or of our customers, investors or other stakeholders (greenwashing).

•Strategic risks: Our strategy could be affected if we fail to achieve our net-zero or other targets, including those related to the activities that we finance and those concerning our own operations.

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

We periodically disclose information such as emissions and other climate-related performance data, statistics, metrics and/or targets. If we lack robust and high-quality climate-related procedures, controls and data, we may not be able to disclose reliable climate-related information. In addition, because the climate-related information is based on current expectations and future estimates about Santander Chile’s and third-parties’ operations and businesses and addresses matters that are uncertain to varying degrees, we may not be able to meet our estimates and targets or we may not be able to achieve them within the timelines we announce. Actual or perceived shortcomings with respect to these emissions and other climate-related initiatives and reporting could result in litigation or regulatory enforcement and impact our ability to hire and retain employees, increase our customer base, and attract and retain certain types of investors.

The exposures in the sectors potentially most affected by climate factors (according to market consensus and the Bank’s materiality analysis) mainly correspond to corporate and investment banking portfolios. The management of these clients, in these sectors includes, where appropriate and permissible, the consideration of climate aspects in their initial analysis, in the granting of credit, and in the preparation and review of their credit ratings. These ratings influence the parameters that are used to calculate their credit losses (typically via probability of default, PD). Accordingly, when climate factors are relevant, they impact, along with other elements of analysis, on the credit loss calculations that support capital and provisions. We have recently participated in regulatory climate stress exercises, which indicate that our current overall coverage of potential losses is adequate over the maturity horizons of our portfolios.

According to the FMC’s loan classification system (See Note 37—Risk Management—Analysis of risk concentration), sectors with very high climate risk (oil and gas and mining and metals), mainly due to transition risk, accounted for 0.6% of the total loan portfolio, mainly direct exposure to copper production. For these and other sectors we have decarbonization objectives and action plans.

Initiatives and business practices of financial institutions with respect to climate matters and other matters of public policy, including environmental, social and governance (ESG) matters, have recently become the subject of significant scrutiny by regulatory agencies and government officials. Views on sustainability or ESG practices, particularly those related to climate issues, have become ideological issues and both opponents and proponents of various ESG-related matters have increasingly engaged in a range of activism to advocate their positions. In particular, there are a growing number of initiatives in certain jurisdictions aimed at discouraging or limiting the consideration of ESG factors by financial institutions that may conflict with certain regulatory requirements to which we are subject or the expectations of our clients, shareholders and other stakeholders. Such differing, sometimes conflicting, views and regulations on sustainability and ESG-related matters increase the risk that certain of our actions, or lack of action, on such matters will be perceived negatively. Additionally, the overall expectations of regulators and our clients, shareholders and other stakeholders in certain jurisdictions, particularly in Europe, with respect to certain of these issues may differ significantly from those in other jurisdictions, such as the United States. Furthermore, our relationships or ability to transact with clients and customers, and with governmental or regulatory bodies in certain jurisdictions could be adversely affected if our decisions with respect to doing business with companies in certain sensitive industries are perceived to harm those companies, result in violations of law and breaches of fiduciary duty or to align with particular ideological, political or social views. We are also exposed to associated risks of non-compliance with relevant legal requirements, including fines, penalties, litigation, regulatory sanctions, difficulties in obtaining governmental approvals, restrictions on our business activities or reputational damage, any of which could be material. Additionally, our participation in, or association with, certain groups or initiatives and our business practices or positions with respect to matters of public policy, including ESG matters, could be criticized by activists, governmental authorities and our clients, shareholders and other stakeholders.
Any of the conditions described above, or our failure to identify other climate-related risks, could have a material adverse effect on our business, financial condition and results of operations.

Pandemics, such as the global COVID-19 pandemic, and other public health emergencies materially impacted, and may in the future materially impact, our financial condition, liquidity and results of operations.

Our business was materially impacted by the COVID-19 pandemic in 2020 and 2021. Although the Chilean economy has recovered from the COVID-19 pandemic, certain adverse effects of the pandemic, such as the rise in inflation due to large injections of liquidity into the economy during the pandemic, which forced the Central Bank of Chile to significantly tighten monetary policy to bring inflation back to levels it considers sustainable, had a substantial effect on the economy in the past. Should a future pandemic have a similar impact and/or economic effects as the COVID-19 pandemic, such effects could persist for a longer period of time, or worsen, which could have a material adverse effect on our business, financial position, liquidity, results of operations and prospects.
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
Non-traditional providers of banking services, such as fintechs, Internet-based e-commerce providers, mobile telephone companies and Internet search engines may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. In 2025, for example, we expect two new digital banks to begin competing in the Chilean market.
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

In January 2023 the law on Fintech and Open Finance System was published and in July 2024, the FMC published the regulations governing the Open Finance System (or the “SFA” pursuant to its Spanish acronym) under the Fintech Law, which is expected to enter into force in July 2026. The SFA regulations establish that institutions subject to financial regulation (such as banks, payment card issuers and acquirers, insurance companies, fund managers, savings and credit cooperatives supervised by the FMC) must become a part of the SFA and facilitate the sharing of user data with other institutions that are a part of the SFA, after users have given their consent. In addition, the FMC established certain rules for institutions that voluntarily decide to register with the SFA and offer financial services to users. This mandatory data sharing will be done through application programming interfaces (“APIs”) that reporting entities will have to activate on websites set up for this purpose. The regulations published by the FMC do not cover the technical requirements and the design of the cost compensation model for the SFA, which are still being drafted. To address these issues, the FMC established a working group with various affected industries that will be working on the proposals throughout 2025. There is regulatory uncertainty in relation to the final content of such regulations, and whether these will contemplate adequate regulatory symmetry between all affected parties.

The implementation period of the SFA will be gradual and will vary depending on the type of institution. The first stage of the implementation has a 24-month phase-in period, which will be used by each of the participating institutions to adapt their systems. During this period, the FMC will also develop the technical manuals containing the relevant specifications for the operational implementation of the SFA. The conditions for the second phase of implementation, which is expected to begin on July 4, 2026, will vary depending on the type of reporting entity.

For banks and payment card issuers, the regulations provide an implementation schedule that begins with the phased delivery of information to be exchanged through the SFA: (i) APIs containing general terms and conditions and awareness channels for the products and services offered by the reporting entities (within the first 6 months); (ii) APIs containing user information (onboarding, financial position, transaction records and current products) that banks and payment card issuers must share with other participants in the SFA (within the first 18 months); and (iii) APIs containing payment initiation information (within the first 18 months).

For other operating entities (savings and credit cooperatives supervised by the FMC, insurance companies, fund managers and compensation funds, among others), the implementation of APIs to exchange information through the SFA shall take place within the first 36 months after July 4, 2026. The final implementation of the SFA information sharing standard is expected to take five years since the regulations were enacted.

Implementation of the SFA regulations may reduce barriers to entry and increase competition in our industry, which could reduce our market share or require us to reduce prices for the services we provide, which could have a material adverse effect on our results of operations, financial condition and prospects.

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

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and on our ability to offer products and services that meet the customers’ needs during the whole life cycle of the products or services. Our failure to manage various risks we face as we develop new products and services that could have a material adverse effect on us.
The success of our operations and our profitability depends, in part, on the success of new products and services we offer our customers and our ability to offer products and services that meet their needs during their entire life cycle. However, our customers’ needs, or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our customers’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence customer behavior. If we cannot respond in a timely fashion to the changing needs of our customers, including as a result of an ageing population, we may lose existing or potential customers, which could in turn materially and adversely affect us. In addition, the cost of developing products is likely to affect our results of operations.
We face the challenge of simplifying the range of our products and services, and, at the same time, being able to satisfy the needs of our clients by offering new products and services. The development of these new products and services exposes us to new and potentially increasingly complex risks, such as the conduct risk in the relationship with customers, and development expenses. Our employees and our risk management systems, as well as our experience and that of our partners may not be sufficient to enable us to properly manage such risks. Any or all of these factors, individually or collectively, could have a material adverse effect on us.
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

While inflationary pressures experienced in recent years (both in Chile and globally) have abated, there is no guarantee that such inflationary pressures will not resurface, which would lead to increases in interest rates and a slowdown of the world economy.

In addition, in February 2025, the newly elected U.S. government announced the imposition of trade tariffs on several of its trade partners, although some of these measures were later paused, as well as the imposition of a 10% tariff on all goods imported from China and a 25% tariff on all imports of steel and aluminum. The U.S. government has also threatened to impose tariffs on various countries in Latin America for various reasons. The imposition of tariffs by the U.S. could have a significant impact on international trade and supply chains, potentially resulting in lower global growth. Increased protectionism and trade tensions, such as the tensions between the United States and China during the prior Trump administration, could aggravate, which could have a negative impact on the economies in which we operate, and impact our results of operations, financial condition and prospects.

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
In April 2023, the Committee for the Setting of Interchange Fee Caps (an ad hoc, autonomous and technical committee) established new interchange fee caps for credit and debit cards, reducing the fees which banks may charge from acquirers. Initially the Committee proposed the following gradual implementation of rate caps, as detailed in the table below:

Card type	Initial rate	First cut (Oct-23)	Second cut (Oct-24) (Suspended)
Debit	0.6%	0.5%	0.35%
Credit	1.48%	1.14%	0.80%
Prepaid	1.04%	0.94%	0.80%

In order to assess the effects of the gradual implementation of the imposition limits on interchange rates, the Committee agreed to carry out an impact study on: (i) the application of the preliminary rates; (ii) the first reduction established; (iii) the evaluation of the potential, or reasonably foreseeable, effects of the second reduction; and (iv) all aspects of the market that are relevant to the fulfillment of the Committee's objectives established in Law No. 21,365 of 2021. This report has not yet been published.

On September 30, 2024, the Committee indicated that it would begin a review process of the caps imposed on interchange fees, and that it would maintain the caps in force at such time (effectively suspending the reduction planned for October 2024 until further notice). If the suspension is eventually lifted, and the cap on interchanged fees is lowered as originally planned, we anticipate a significant negative impact on our revenue from card fees, which we currently estimate at approximately Ch$22 billion for 2025.

Banco Santander Chile currently acts as a broker of Santander Asset Management S.A. Administradora General de Fondos S.A. Therefore, even in the absence of a market downturn, below-market performance by the mutual funds of the firm we broker for may result in a reduction in revenue we receive from selling asset management funds and adversely affect our results of operations.
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
Retail customers represent 77.3% of the value of the total loan portfolio at amortized cost as of December 31, 2024. As part of our business strategy, we seek to increase lending and other services to retail clients, which are more likely to be adversely affected by downturns in the Chilean economy and other economic conditions, including high inflation. In addition, as of December 31, 2024, our residential mortgage loan portfolio totaled Ch$17,559,769 million, representing 42.5% of our total loans at amortized cost. See “Note 8—Financial Assets at Amortized Cost” in our Audited Consolidated Financial Statements for a description and presentation of our residential mortgage loan portfolio. If the economy and real estate market in Chile experience a significant downturn, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past-due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

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
Some of our tools and metrics for managing risk are based on our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantification of our risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our statistical models may not take all risks into account or measure emerging risks correctly.
Our approach to managing risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or the use of such information for purposes for which it was not designed or if the data and inputs of the models were incorrect or insufficient. If existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. Any of these factors could have a material adverse effect on our reputation, operating results, financial condition and prospects.
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

We use models for admission (scoring and rating), and behavioral credit processes, for the definition of credit limits, for the calculation of capital, provisions, market and structural risk, operational, compliance and liquidity risk. A model is a system, approach or quantitative method that applies statistical, economic, financial or mathematical theories, techniques or hypotheses to transform input data into quantitative estimates and forecasts. It involves simplified representations of real-world relationships between characteristics, values and observed assumptions that allows us to focus on specific aspects.
Model risk is the negative consequence of decisions based on inaccurate, improper or incorrect use of models. Sources of model risk include (i) incorrect or incomplete data in the model itself or the modelling method used in systems; and (ii) incorrect use or implementation of the model.
Model risk can cause financial loss, erroneous commercial and strategic decision-making or damage to our transactions any of which could have a material adverse effect on our operating results, financial condition and prospects. In addition, our regulatory models and the underlying methodologies are subject to scrutiny from our regulators and supervisory bodies, who could identify potential weaknesses or deficiencies that may result in enforcement actions, including sanctions, fines and/or the imposition of stricter capital requirements, as well as mandates and recommendations with respect to the methodologies underlying our models, which could also lead us to more onerous or inefficient capital consumption.
Unprecedented movement in economic and market drivers related to external events requires monitoring and adjusting of financial models (including credit loss models, capital models, traded risk models and models used in the asset/liability management process) to comply with the guidance and recommendations of standard setters, regulators and supervisors, particularly for credit loss and provision models. It also results in the use of mitigants for model limitations, such as adjustments to model outputs to reflect consideration of management judgment. The performance and usage of models was and may continue to be impacted by the consequences of external events. In addition, data obtained during these external events may not be representative and may distort the calibration of the models in the future, which could have a material adverse effect on us.
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
Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. We expect short-term rates to continue to fall in 2025, which could increase prepayment risk of our loan book. We would also be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments or a reduction in prepayment fees could have a material adverse effect on us. The Chilean government is presently analyzing an initiative to reduce or limit prepayment fees and the Bank does not yet have an estimate of the potential impact of such initiatives. We cannot assure you that this change or any future regulatory changes related to prepayment fees will not have a material impact on our business.
If we are unable to manage the growth of our operations or to integrate successfully our inorganic growth, this could have an adverse impact on our profitability.

We allocate management and planning resources to develop strategic plans, priorities, policies and targets, including for organic growth, and to identify potential acquisitions, divestitures and areas for restructuring our businesses. The execution of these initiatives is subject not only to external factors but also to our own decisions, including those that alter or redefine our business practices, operational frameworks, strategic objectives, corporate priorities, internal policies, and procedural guidelines.

We cannot provide assurance that we will, in all cases, be able to deliver our strategic plans, priorities, policies and targets. Furthermore, in order to grow and remain competitive, we will need to adapt to changes to meet the demands and expectations of regulators, our clients, shareholders and other stakeholders, including in relation to matters of public policy, regardless of whether there is a legal requirement to do so. We cannot guarantee that we will be able to implement changes to any of our strategic plans, priorities, policies and targets, in a timely and appropriate manner, or that we will be able to accurately predict trends, initiatives and business practices of financial institutions. It is also possible that regulators, our clients, shareholders and other stakeholders might not be satisfied or even disagree with our strategic plans, priorities, policies and targets, or the speed of their adoption, implementation, evolution and consequences.

From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems, unexpected liabilities or contingencies relating to the acquired businesses, including legal claims and delivery and execution risks. We can give no assurances that our expectations with regards to integration and synergies will materialize. In addition, any acquisition or venture could result in inconsistencies in standards, controls, procedures and policies. Moreover, the success of any acquisition or venture will, at least in part, be subject to a number of political, economic and other factors that are beyond our control. Any of these factors, individually or collectively, could have a material adverse effect on us. The challenges that may arise from our decisions include:

•managing efficiently the operations and employees of expanding businesses;
•maintaining or growing our existing customer base;
•assessing the value, strengths and weaknesses of investment or acquisition candidates, including local regulation that can reduce or eliminate expected synergies;
•financing strategic investments or acquisitions;
•aligning our current information technology systems adequately with those of an enlarged group;
•applying our risk management policy effectively to an enlarged group;
•managing growing number of entities without over-committing management or losing key personnel
•meeting the expectations of regulators and our clients, shareholders and other stakeholders with respect to matters of public policy; and
•meeting the expectations of regulators and our clients, shareholders and other stakeholders.
Furthermore, there is no assurance that the changes to our operating model that became effective on 1 January 2024, which included the reorganization of our primary and secondary segments, will yield all of the expected benefits in the timeframes that we expect.

Any failure to manage growth effectively, an inability to successfully adapt to changing conditions or to execute successfully any of our strategic actions, or any changes in our business practices, operational framework, strategic objectives, corporate priorities, internal policies and procedural guidelines could have a material adverse effect on our operating results, financial condition and prospects.
Any failure to improve or upgrade our information technology infrastructure and information management systems in an effective, timely and cost-effective manner, including in response to new or modified privacy, data protection and cybersecurity laws, rules and regulations could have a material adverse effect on us.
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
Any failure or disruption of our operational processes or systems, or cyberattacks, data breaches, data losses and other security incidents with respect to our or our third-party vendors’ systems could adversely affect our business or reputation, and create significant legal, regulatory or financial exposure.
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
Cyberattacks, data breaches, data losses and other security incidents, including fraudulent withdrawal of money, can result from, among other things, inadequate personnel, inadequate or failed internal control processes and systems, or external events or actors that interrupt normal business operations and may include disruptions, failures, service outages, unauthorized access or misuse, software bugs, server malfunctions, software and hardware failure, defective software or hardware updates, malware and ransomware, social engineering and phishing attacks, denial-of-service attacks, misconduct, fraud, and other events that could have a serious impact on us.
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
Early identification and risk mitigation stand as our priorities in our goal to provide a resilient and secure operational environment. We monitor potential risks, including the vulnerabilities that arise in our interactions with third parties, and seek to identify and implement controls to mitigate them promptly. In this regard, although (i) we have policies, procedures and controls in place designed to safeguard proprietary sensitive and confidential information, including personal information, (ii) we take protective technical measures and monitor and develop our systems and networks to protect our technology infrastructure, data and information from misappropriation or corruption, and (iii) we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of proprietary, sensitive and confidential information, including personal information, we, our third-party vendors or other third parties with which we do business have been and may continue to be subject to cyberattacks, data breaches, data losses and other security incidents. For example, on May 14, 2024, Grupo Santander announced that it had learned of unauthorized access to a Santander database hosted by an external provider, which included certain customer and employee information pertaining to Chile, among other countries. Numerous measures were immediately implemented to manage the incident, such as blocking access to the database, reinforcing fraud prevention, taking preventive actions to avoid the recurrence of a similar incident and maintaining direct contact with regulatory bodies.

The implementation of our cybersecurity policies, procedures, controls and technical measures is designed to reduce the risk of such cyberattacks, data breaches, data losses and other security incidents but does not guarantee full protection or a risk-free environment. This is especially applicable in the current global environment, with the wars in Ukraine and the Middle East resulting in an increased risk of cyber-attacks, data breaches, data losses and other security incidents and other disruptions in response to, or retaliation for, the sanctions and costs imposed on Russia and certain other countries directly or indirectly involved in the wars. Additionally, the shift to remote work policies for a significant portion of our workforce, as they access our secure systems and networks remotely, and our customers’ increased reliance on digital banking products and other digital services, including mobile payment products, has also increased the risk of cyber-attacks, data breaches, data losses and other security incidents.

While we generally perform cybersecurity due diligence on our key vendors, because we do not control our vendors and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for cyberattacks, data breaches, data losses and other similar incidents attributed to our vendors as they relate to the information we share with them.
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
We have seen in recent years the information technology systems and networks of companies and organizations being increasingly targeted, and the techniques used to obtain unauthorized, improper or illegal access to such information technology and systems and networks have become increasingly complex and sophisticated, including through the use of AI. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including organized crime, hackers, activists, terrorists, nation-states, nation state-supported actors and others, any of which may see their effectiveness enhanced by the use of AI. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks, data breaches, data losses or other security incidents to our customers, affected individuals or regulators, as applicable.
If we cannot maintain effective and secure proprietary, confidential, sensitive and personal data, or if we or our third-party vendors fall victim to successful cyber-attacks, penetrations, compromises, breaches or circumvention of our information technology systems or networks or experience other data breaches, data losses or other security incidents in the future, we may incur substantial costs and suffer other negative consequences, such as disruption to our operations, misappropriation of personal, proprietary, confidential or sensitive information, remediation costs (including liabilities for stolen assets or information, repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of personal, proprietary, confidential or sensitive information or the failure to retain or attract our customers following a cybersecurity incident, litigation and legal risks (including claims from customers, employees or other third parties, regulatory action, reporting obligations, investigation, fines and penalties), increased insurance premiums, reputational damage affecting our customers’ and the investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. While we maintain insurance coverage, we cannot assure you that such coverage will be adequate or otherwise protect us from liabilities or damages with respect to claims alleging compromises of proprietary, confidential, sensitive or personal data or otherwise relating to privacy, data protection and cybersecurity matters. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or at all, or that our insurers will not deny coverage to any future claim. Moreover, even when a failure of or interruption in our or our third-party vendors’ systems or facilities is resolved in a timely manner or an attempted cyber-attack, data breach, data loss or other security incident is successfully avoided or thwarted, substantial resources and management attention are expended in doing so, and to successfully avoid or resolve any such incidents, we may be required to take actions that could adversely affect customer satisfaction or retention, as well as harm our reputation.
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

We utilize, and are continuing to explore further uses of, artificial intelligence (AI) in connection with our business, products and services. Our company integrates AI and machine learning (ML) technologies into various aspects of our operations, products, and services. These technologies are used to enhance efficiency, automate processes, analyze data, and improve decision-making. In particular, the Bank has been integrating AI and ML in Customer Engagement, Personalized Marketing & Customer Insights, Process Automation & Back-Office Operations, Predictive Analytics, Fraud Detection, & Risk Management, Credit Scoring & Loan Approvals, Trading & Investment Advisory, Regulatory Compliance & Anti-Money Laundering, Cybersecurity, among others.

However, there are significant risks involved in utilizing AI and no assurance can be provided that our use will enhance our products or services or produce the intended results. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable, AI has been known to produce false inferences or outputs, AI may subject us to new or heightened legal, regulatory, ethical or other challenges, AI may involve inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, which could impair the acceptance of AI solutions, including those incorporated into our products and services. If the AI solutions that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. Further, there can be no assurance that our use of AI will be successful in reducing our operational risk or increasing our operational efficiencies or otherwise result in our intended outcomes. Additionally, if any of our employees, contractors, vendors or service providers use any third-party AI-powered solutions in connection with our business, it may lead to the inadvertent public disclosure of our proprietary, confidential, sensitive or personal information which may impact our ability to realize the benefit of our intellectual property or proprietary, confidential, sensitive or personal information, harming our competitive position and business. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party.
We rely on third parties and affiliates for important products and services.
Third party vendors and certain affiliated companies provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, Internet connections and network access. Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches, service outages and other disruptions or failures affecting such parties. We are also subject to risk with respect to security breaches, service outages and other disruptions or failures affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction.
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
Maintaining a robust risk management framework based on robust ethical principles and corporate values is critical to protect our reputation and our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation could materially and adversely affect our perception among current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on our operating results, financial condition, and prospects as well as damage our customers’ and investors’ confidence and the market price of our securities. Harm to our reputation could arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, negative perceptions regarding our ability to maintain the security of our technology systems and protect customer data (including as a result of a cyberattack, data breach, data loss or other security incident), dealing with sectors that are not well perceived by the public (weapons industries or embargoed countries, for example), dealing with customers in sanctions lists, rating downgrades, significant variations in our share price throughout the year, compliance failures, unethical behavior, actual or alleged conduct in any number of activities, including lending practices, sales and marketing, corporate governance and corporate culture, and the activities of customers and counterparties, including activities that negatively affect the environment. Our reputation could also suffer if we are the subject of negative coverage in the media, whether it has merit or not.
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

Credit ratings affect the cost and other terms upon which we can obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on internal methodologies dependent on several factors, including our financial strength and conditions affecting the financial services industry. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Chile’s sovereign debt. In 2024, Moody’s maintained its A2 credit rating for the Republic of Chile and in October 2024 Standard and Poor’s changed its outlook for the Republic of Chile from negative to positive and maintained its A rating. If Chile’s sovereign debt is downgraded, our credit rating would also likely be downgraded by an equivalent amount. In addition, our ratings may be adversely affected by any downgrade in the ratings of our parent company, Santander Spain.
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
There can be no assurance that the rating agencies will maintain the current ratings or outlooks. In general, the future evolution of our ratings will be linked, to a large extent, to the impact of the general global macroeconomic outlook (including as a result of the continuance or escalation of the wars in Ukraine and the Middle East, the local macroeconomic outlook, the evolution of Chile’s political environment, especially in relation to potential projects to amend Chile’s constitution, the Chilean government’s fiscal policy and the outlook of our asset quality, profitability and capital. Failure to maintain favorable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.
Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads, including as a result of local political issues, a higher interest rate environment and the wars in Ukraine and the Middle East. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments including as a result of more stringent climate change or reputational requirements. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects. As of December 31, 2024, the value of our debt instruments at fair value through other comprehensive income includes an unrealized net loss of Ch$67,161 million recognized as “Valuation accounts” in equity.
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

The value of the collateral securing our loans may decline and not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.
The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including macroeconomic or political factors affecting Chile’s economy, the continuance or escalation of the wars in Ukraine and the Middle East. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters (including as a result of climate change), particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. Natural disasters such as earthquakes and floods may cause widespread damage, which could impair the asset quality of our loan portfolio and could have an adverse impact on Chile’s economy. The real estate market is particularly vulnerable in the current economic climate and this may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.
In addition, technological changes in the auto industry, accelerated by environmental rules, could affect our auto consumer business in Chile, particularly residual values of leased vehicles. This transformation could affect our auto finance business in view of (i) a transition from fuel to electric engines, environmental aspects related to emissions and transition risks derived from political and regulatory decisions (e.g., traffic restrictions in city centers for certain cars based on emissions criteria); (ii) growing customer preferences for car leasing, subscription, car sharing and other services instead of vehicle ownership; (iii) greater market concentration in certain manufacturers, distributors and other agents; and (iv) more online sales channels. In addition, the auto industry could also suffer from supply chain disruption and shortages of batteries, semi-conductors and others in the wake of the wars, geopolitical and macroeconomic tensions, conflicts and other events, affecting guarantees, residual used car value and loan delinquencies. Although we monitor the auto portfolios and dealers and we have launched specific plans to tackle particular issues, the auto industry changes and disruptions described above could have a material adverse effect on our operating results, financial condition and prospects.
As of December 31, 2024, 64.3% of our loans and advances to customers, including contingent loan exposure are collateralized, which includes 9.5% of our consumer loans, 98.9% of our mortgage loans and 56.2% of our commercial loans.
The credit quality of our loan portfolio may deteriorate, and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported credit impaired loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Chile or in global economic and political conditions, including as a result of inflationary pressures, supply chain issues, labor shortages and increases in commodity prices (including as a result of the continuance or escalation of the wars in Ukraine and the Middle East). In certain markets, the combined pressure of economic downturn, high inflation and high interest rates may impact the ability of our customers to repay their debt. If we are unable to control the level of our credit impaired or poor credit quality loans, this could have a material adverse effect on us.

As of December 31, 2024, our non-performing loans were Ch$1,311,374 million, and the ratio of our non-performing loans to total loans at amortized cost was 3.17% compared to 2.26% as of December 31, 2023. The increase in this ratio was mainly due to increased risk in commercial and consumer loans. For commercial loans, the deterioration in asset quality was mainly concentrated in the construction and agricultural sectors and in SMEs, as the after-shocks of the high interest rate environment of previous years continued to negatively affect these sectors. In consumer loans, the increase in credit risk is mainly due to the persistently high level of unemployment in the economy. As of December 31, 2024, our allowance for expected credit losses for loans classified as financial assets at amortized costs was Ch$1,192,690 million, and the ratio of these allowances for expected loan losses to total loans at amortized cost was 2.89%. For additional information on our asset quality, see “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Analysis and Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no infallible method for predicting loan and credit losses, we cannot assure you that our current or future loan loss and reserves will be sufficient to cover actual losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our loan loss reserves, which may adversely affect us. Additionally, in calculating our loan loss reserves, we employ qualitative and quantitative criteria and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete.
Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market variables, which may materially and adversely affect us and our profitability.
Our financial results are constantly exposed to market risk. In 2023 and 2024, the high interest rate environment, lingering inflationary pressures, global events (such as the continuance or escalation of the wars in Ukraine and the Middle East), the banking crisis that shocked regional banks in the U.S. and the recent imposition and threat of tariffs by the newly elected U.S. government have caused and could continue to cause high market volatility, which could materially and adversely affect us and our trading and banking book.
Economic activities exposed to market risk include (i) transactions where risk is assumed as a consequence of potential changes in interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices, volatility and other market factors; (ii) the liquidity risk from our products and markets; and (iii) the balance sheet liquidity risk.
Interest rate risk arises from movements in interest rates that reduce the value of a financial instrument, a portfolio or the Bank. It can affect loans, deposits, debt securities, most assets and liabilities held for trading, and derivatives.
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
High levels of inflation in Chile could adversely affect the Chilean economy and our business, financial condition and results of operations (see risk factor “—Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Chilean economy and could have an adverse effect on us.”). Any change in the methodology of how the CPI index or the UF are calculated could also adversely affect our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. The UF is revalued in monthly cycles. On each day in the period beginning on the tenth day of any given month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. For more information regarding the UF, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation.” Although we benefit from inflation in Chile due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation, including from extended periods of inflation that adversely affect economic growth or periods of deflation. “See Item 11. Quantitative and Qualitative Disclosure About Market Risks—Market Risk: Quantitative Disclosure—Impact of Inflation.”
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
As of December 31, 2024, the fair value of the trading derivatives in our assets amounted to Ch$12,309,770 million with a notional value of Ch$220,811,161 million. Additionally, as of December 31, 2024, the fair value of trading derivatives in our liabilities totaled Ch$12,155,024 million with a notional value of Ch$204,040,337 million.
As of December 31, 2024, the nominal value of the hedging derivatives in our books within our financial risk management strategy and with the aim of reducing asymmetries in the accounting treatment of our operations amounted to Ch$30,702,899 million (with market value of Ch$843,628 million in assets and Ch$898,394 million in liabilities).
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
Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they are due, or we can only secure them at excessive cost. This risk is inherent in any banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the continuance or escalation of the wars in Ukraine and the Middle East. While we have in place liquidity management processes to mitigate and control these risks, systemic market factors make it difficult to eliminate these risks completely. Constraints in the supply of liquidity, including in inter-bank lending, could materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.
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
We rely, and will continue to rely, primarily on retail deposits to fund lending activities. The ongoing availability of this type of funding is directly related to our solvency and to the success of our policies, and it is also sensitive to a variety of factors beyond our control, such as general economic conditions and the confidence of retail depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition for deposits with other banks or with other products, such as mutual funds. Any of these factors could increase the amount of retail deposit withdrawals in a short period of time, thereby reducing our ability to access retail deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.
We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. As of December 31, 2024, 98.4% of our customer deposits had remaining maturities of one year or less or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. Historically, one of our principal sources of funds has been time deposits. Time deposits represented 25.0% and 22.8% of our total liabilities and equity as of December 31, 2024 and 2023, respectively. The Chilean time deposit market is concentrated given the importance in size of various large institutional investors such as pension funds and corporations relative to the total size of the economy. As of December 31, 2024, the

Bank’s top 20 time deposits represented 34.3% of total time deposits, or 8.6% of total liabilities and equity. No assurance can be given that future economic instability in the Chilean market will not negatively affect our ability to continue funding our business or to maintain our current levels of funding without incurring increased funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.
The short-term nature of this funding source could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected. Additionally, our activities could be adversely impacted by liquidity tensions arising from generalized drawdown of committed credit lines to our customers.
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
Changes to the pension fund system may affect our liquidity levels and/or funding costs

The current pension fund system dates back to the 1980s, when pensions were converted from a state-funded system to a privately-funded system that requires Chilean employees to set aside 10% of a worker's salary. As of September 30, 2024, the most recent date for which information is available, the Chilean pension fund administrators (Administradora de Fondos de Pensión, or “AFPs”) had U.S.$4.1 billion invested in the Bank via equity, deposits and fixed income securities. As a result, any changes in the pension system, including any changes in the way the system invests in Chilean assets, could affect our liquidity levels and/or funding costs.

The demographics of Chilean society have changed in recent decades, creating a need to modify the pension system. The Chilean government and Congress have been discussing reforms to the pension system for several years. In January 2025, Congress approved a reform that is now awaiting promulgation (Law No. 15480-13). Law No. 15480-13 creates a new employer contribution of 7% of its employees’ taxable income, to be phased in over a period of 9 years, in addition to the existing 1.5% employer contribution to the Disability and Survivors Insurance (“SIS”). This would bring the total employer contribution to 8.5% (excluding the 10% paid by employees on a monthly basis). This employer contribution will be allocated as follows: (i) 4.5% for individual capitalization managed by the AFPs to strengthen future pensions; (ii) 1.5% for a protected profitability contribution to help finance a new benefit “for years of contributions” for those already retired due to age or disability who meet the requirements; and (iii) the remaining 2.5% will be directed to the SIS and to compensate for differences in life expectancy. The 1.5% and 2.5% contributions will be administered by a new Social Insurance, which will be responsible for financing (i) benefits with contributory elements and (ii) benefits aimed at reducing the gender gap. In addition, Law No. 15480-13 provides for a gradual increase in the Universal Guaranteed Pension (PGU) to Ch$250,000 per month (US$ 252 per month). The new law introduces regulatory changes in the pension industry to promote greater transparency and competition in order to reduce costs for individuals and improve the collection of unpaid contributions.

Chilean regulations also impose a series of restrictions on how Chilean AFPs may allocate their assets. In the particular case of financial issuers’ there are three restrictions, each involving different assets and different limits determined by the amount of assets in each fund and the market and book value of the issuer’s equity. As a consequence, limits vary within funds of AFPs and issuers. According to our estimates, as of September 2024, the most recent date as of which information is available, the AFPs still had the possibility of being able to invest another U.S.$9.5 billion in the Bank via equity, deposits and fixed income. If the exposure of any AFP to Santander-Chile exceeds the regulatory limits, if the regulatory limits are reduced or the amount of funds available in the pension funds falls significantly, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.
In July 2020, a law was passed permitting Chileans to withdraw a minimum of UF35 and a maximum of UF150 from their pension funds. For those that had funds below UF35, they were able to withdraw the total amount of their savings. The draw down was tax-free and approximately U.S.$19.7 billion were withdrawn. In December 2020, a second pension fund withdrawal was approved, although withdrawals under this approval were not tax-exempt. This added another U.S.$16.0 billion in liquidity to the system. On April 27, 2021, a third withdrawal was approved and added a further U.S.$13.3 billion of liquidity into the system. Withdrawals had an immediate impact on local fixed income capital markets and between December 31, 2020 and December 31, 2021, the yield on Chile’s 10-year Central Bank nominal bond increased from 2.6% to 5.7%, reaching a peak at 7.00% on September 28, 2022. The withdrawals were also a major contributing factor to the rise of inflation which reached 12.8% in 2022 and 3.9% in 2023, and 4.5% in 2024. In 2024, there were no additional pension fund withdrawals, but the 10-year Central Bank nominal bond yield averaged 5.78%, which is well above pre-pandemic levels. No assurances can be made as to whether there will be additional withdrawals in the future or whether the withdrawals will have a material adverse effect on our financial condition, liquidity levels, and our ability to obtain funding from the AFPs.

Legal and Regulatory Risks
We are subject to regulatory capital requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.
On October 9, 2020, the FMC published the regulations on regulatory capital to comply with effective net worth rules in accordance with Basel III and the General Banking Law. The new regulation became effective on December 1, 2021 and are being gradually implemented and adjusted to be fully effective by December 1, 2025. Pursuant to the new regulation, there are three levels of capital: ordinary capital level 1 or CET1 (basic capital), additional capital level 1 or AT1 (perpetual bonds and preferred stock) and capital level 2 or T2 (subordinated bonds and voluntary provisions). Regulatory capital is composed of the sum of CET1, AT1 and T2 after making some deductions, mainly for intangible assets, hybrid securities issued by foreign subsidiaries, partial deduction for deferred taxes and some reserve and profit accounts. The minimum total regulatory capital is 8% of risk-weighted assets, which includes credit, market, and operational risk. This minimum goes up in line with the size, complexity and solvency of a bank and the FMC’s assessment of a bank’s management. In addition, and to avoid restrictions on dividend payments, a bank must have an additional conservation buffer of 2.5% of RWA. The conservation buffer will be gradually phased in by 2025 and must be comprised of core capital.
The Central Bank may set an additional counter cyclical buffer of up to 2.5% of risk-weighted assets in agreement with the FMC, also comprised of core capital. At the Central Bank’s Financial Policy Meeting, held in the first half of 2023, the Board of the Central Bank of Chile agreed to activate the Counter Cyclical Capital Buffer (“CCyB”) for banks, setting it at 0.5% of risk-weighted assets, which was implemented in May 2024 and ratified again in November 2024. In November 2024, the Central Bank further updated the framework for determining the CCyB with the objective of moving towards what the Central Bank defined as the "neutral level" for this buffer, which was set at 1% of risk-weighted assets. The Central Bank’s Financial Policy Committee will define the transition process towards this neutral level, which will be achieved gradually, only once convergence to Basel III standards is completed in December 2025. In particular, the initiation of the convergence toward the "neutral level" will be evaluated during the first Financial Policy Meeting of the year 2026. This decision will be adopted as macro-financial conditions allow, taking into account a timeframe of at least one year for its gradual implementation. This framework also sets the steps for loosening the CCyB if credit conditions warrant it.
On November 2, 2020, the FMC published guidelines regarding the identification and core capital charge for banks considered Systemically Important Banks (“SIBs”). The FMC, in agreement with the Central Bank, also imposed additional capital requirements for SIBs of between 1-3.5% of risk-weighted assets. This additional capital is being gradually phased in by 25% beginning in December 2021 until December 2025.
The General Banking Law also incorporates Pillar II capital requirements to ensure adequate risk management. This pillar’s objective is to ensure that banks maintain capital levels consistent with their risk profile and business model and encourage the development and use of appropriate processes to monitor and manage their risks. Pillar 2 also granted regulators the power to impose greater capital requirements because of deficient evaluations of a bank’s internal capital adequacy assessment process (ICAAP), which should consider a bank’s risk profile and a strategy to sustain adequate levels of capital, even under stress scenarios. The FMC, with at least four votes from the Council of the FMC, will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a particular financial institution. Following the FMC latest revision of the Bank’s solvency and management, a 0% Pillar II requirement was set in 2025 for the Bank. The FMC also stated that it is considering changing its Pilar II requirements to include more banks or to have a permanent Pilar II requirement for all banks beginning in 2025. We cannot assure you that in the future our minimum capital levels will not be increased by the regulator due to new Pillar II capital requirements.
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
The FMC and the Central Bank published updated liquidity standards in 2015 and ratios that must be implemented and calculated by all banks. These new liquidity standards are in line with those established in Basel III. The most important liquidity ratios that have been adopted by Chilean banks are:
•Liquidity coverage ratio (LCR), which measures the percentage of liquid assets over net cash outflows. The new guidelines also define liquid assets and the formulas for calculating net cash outflows.
•Net Stable Funding Ratio (NSFR) which will measure a bank’s available stable funding relative to its required stable funding. Both concepts are also defined in the new regulations.
The implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The LCR is a liquidity standard that measures if banks have enough high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. The net stable funding ratio (NSFR) provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. As of December 31, 2024 our LCR and NSFR were 191% and 106%, respectively. While we are in compliance of regulatory requirements, no assurance can be made as to whether we will remain in compliance in the future. Moreover, there can be no assurance that the application of the existing regulatory requirements, standards or recommendations will not require us to issue additional securities that qualify as own funds or eligible liabilities, to maintain a greater proportion of its assets in highly-liquid but lower-yielding financial instruments, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on the our business, results of operations and/or financial position.
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
In August 2021, Law No. 21,365 was enacted, regulating interchange fees in the credit card payment market in Chile. An autonomous and technical committee was formed to determine the interchange fee limits, conformed by 4 members designated by the Central Bank, the FMC, the National Economic Prosecutor (Fiscalía Nacional Económica) and the Ministry of Finance. Interchange fee limits will be determined every three years. In February 2023, the Committee for the Setting of Interchange Fee Caps proposed new interchange rate caps for credit and debit cards, reducing fees which banks may charge on acquirers. We expect that this reduction will have a significant impact on our revenue from card fees and is estimated to have an negative impact of approximately Ch$22 billion in 2025.
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
Changes in regulations may also cause us to face increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. As some of the banking laws and regulations have been recently adopted, the manner in which those laws and related regulations are applied to the operations of financial institutions is continuously evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the various jurisdictions in which we operate, we may face higher compliance costs. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations.
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
Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which these deposits are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% reserve against them: demand deposits, deposits in checking accounts, obligations payable on sight incurred in the ordinary course of business and, in general, all deposits unconditionally payable immediately. The General Banking Law also states that the FMC, with the approval from the Central Bank, may lower this threshold from 2.5 times to 1.5 times a bank’s regulatory capital for a bank considered to be a SIB. This could lead to lower loan growth and have a negative effect on our business. As of December 31, 2023 and 2024, the Bank was not required to, and did not constitute, a corresponding technical reserve.
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
We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of our business, including, among others, in connection with conflicts of interest, lending and derivatives activities, relationships with our employees and other commercial, privacy, data protection, cybersecurity, tax or climate related matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, or have common elements but require assessment of circumstances on a case-by-case basis, we cannot state with certainty what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be.
The amount of our reserves in respect of these matters, which considers the likelihood of future cash flows associated with each of such claims, is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period. As of December 31, 2024, we had provisions for legal contingencies of Ch$3,928 million.
RISK FACTORS IN RESPECT OF CHILE
Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the potential enactment of a new constitution could adversely impact the Bank’s business.
During October 2019, growing public concern over perceived social inequality led to a rise in social unrest. The social unrest caused commercial disruptions throughout the country, especially in Santiago and other major cities, including Valparaíso and Concepción. After three weeks of nationwide protests, the Chilean government announced in November 2019 that it would initiate a process to draft a new Constitution for Chile. When the government announced the process of enacting a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. The share prices of local banks and bond spreads, including those of Santander Chile, suffered significant deterioration in the market. After a prolonged drafting process, a proposed draft of the constitution was rejected by 62% of voters in July 2022, as a consequence of which a new constitutional drafting process was agreed upon by the different political parties. In December 2023, a second draft of the constitution was put to the vote and more than 55% of voters elected to reject the constitutional amendment. As a result, the constitution drafted in 1980 remains in force. Although the government has publicly stated that it will not launch a new constitutional reform process, it is uncertain whether this process will not be initiated again at a later date or by a different government. There can be no assurance as to whether a new constitutional reform process, or any amendments to the Chilean Constitution implemented as a consequence of such a process, will not have a material adverse effect on our business, financial condition or results of operations.
Our growth, asset quality and profitability may be adversely affected by macroeconomic and political conditions in Chile.
A substantial number of our loans are to borrowers doing business in Chile. Chile’s economy has experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth and declining investment. For example, the Chilean economy contracted 6.1% in 2020 as a result of the COVID-19 pandemic. In 2023, the rate of growth slowed to 0.2% as a result of deteriorating economic conditions in Chile and globally, including high inflation and high interest rates. In 2024, GDP growth is expected to be 2.5% as the high interest rate environment began to subside. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. The Chilean economy may not continue to grow at similar rates as in the past or future developments may negatively affect Chile’s overall levels of economic activity.
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
Chile lies on the Nazca tectonic plate, making it one of the world’s most seismically active regions. Our financial and operating performance may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of residential mortgage and real estate loans. Natural disasters such as earthquakes and floods may cause widespread damage which could impair the asset quality of our loan portfolio and could have an adverse impact on the economy of the affected region.
Changes in taxes, including the corporate income tax rate, in Chile may have an adverse effect on us and our clients.

The Chilean government enacted several tax reforms in 2014, 2016 and 2020 in order to finance increased social spending. The most significant change was the increase in the corporate income tax rate to 27% in 2018. On October 24, 2024, the Congress approved a new tax reform aimed at increasing tax revenues by 1.5% of GDP. This reform includes measures to strengthen the tax authorities’ powers to combat tax avoidance and evasion, such as changes to Chile’s GAAR provisions, corporate reorganizations, the statute of limitations, and audit powers and procedures. The government has announced that it will propose another tax reform in 2025 to finance social spending, which is expected to include a comprehensive reform of Chilean income taxes. As of the date hereof, we cannot predict whether these reforms will have a material impact on our business or our clients, or whether other tax reforms will be enacted in the future, which could have a material adverse effect on our results of operations. Please see “Item 10—Additional information—E. Taxation” for further information regarding the impact of these tax reforms on ADR holders.
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
If these, or other nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years, with possible adverse impact on our borrowers and counterparties. If this were to occur, we would potentially need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of December 31, 2024, the Bank’s foreign exposure, including counterparty risk in the derivative instruments’ portfolio, was U.S.$2,679 million or 3.9% of our total assets. There can be no assurance that the effects of a global recession will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile.
Chile has considerable economic ties with China, the United States and Europe. In 2024, approximately 37% of Chile’s exports went to China, mainly copper. A slowdown in economic activity in China may affect Chile’s GDP and export growth as well as the price of copper, which is Chile’s main export. Chile exported approximately 16% of total exports to the United States and 11% to Europe in 2024. Crises and political uncertainties in these economies could also have an adverse effect on Chile, the price of our securities or our business.
In February 2025, the newly elected U.S. government announced the imposition of trade tariffs on several of its trade partners, although some of these measures were later paused, as well as the imposition of a 10% tariff on all goods imported from China and a 25% tariff on all imports of steel and aluminum. The U.S. government has also threatened to impose tariffs on various countries in Latin America for various reasons including copper, Chile's main export. The imposition of tariffs by the U.S. could have a significant impact on international trade and supply chains, potentially resulting in lower growth globally. Growing protectionism and trade tensions, such as the tensions between the United States and China during the prior Trump administration, could aggravate, which could have a negative impact on the economies of the countries where we operate, and impact our operating results, financial condition and prospects.

Approximately 12% of Chile’s exports in 2024 went to other Latin American nations. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.
A change in labor laws in Chile or a worsening of labor relations in the Bank could impact our business.
As of December 31, 2024, on a consolidated basis, we had 8,757 employees, of which 73.1% were unionized. In December 2023, a new collective bargaining agreement was signed with the main unions, which became effective in September 2024 and will expire in December 2027. We generally apply the terms of our collective bargaining agreements to both union and non-union employees. While we have historically enjoyed good relations with our employees and their unions, we cannot assure you that a future strengthening of cross-industry labor movements will not have a material adverse effect on our business, financial condition or results of operations.
A new labor reform was passed by Congress in April 2023, which, among others, reduced the work week from 45 hours to 40 hours. In addition, the minimum wage, previously set at Ch$350,000 per month (U.S.$353 per month), reached Ch$500,000 per month (U.S.$504 per month) on July 1, 2024. The law also established an automatic adjustment of the minimum monthly income according to changes in the Consumer Price Index (CPI). At Santander Chile, the weekly working hours agreed under the new collective bargaining agreement were set at 40 hours and the monthly minimum wage at the Bank was set at Ch$1,030,000 (U.S.$1,038 per month) as of June 2024. However, we cannot assure you that the new labor reform, or any further minimum wage increases, will not have a material impact on our expenses.
In addition, a law has been introduced in Congress to modify the terms of the “gratificación legal,” which consists of an annual participation of workers in the profits of the company. The new law under discussion seeks to amend the Labor Code with respect to workers’ participation in company profits. The new law proposes to amend the Labor Code to increase the “gratificación legal” distributed to workers and to change the way it is calculated. This law has been approved by the Chamber of Deputies of the Chilean Congress and is currently in the Senate with no date set for consideration. No assurances can be given as to whether the proposed law will be approved and, if approved, whether it will have a material impact on our financial condition.
These and any additional legislative or regulatory actions in Chile, Spain, the European Union, the United States or other countries, and any required changes to our business operations as a result of such laws and regulations, could result in reduced capital availability, significant loss of revenue, limit our ability to continue organic growth (including increased lending), pursue business opportunities in which we might otherwise consider engaging, provide certain products and services, affect the value of assets that we hold, require us to increase our prices and thereby reduce demand for our products, impose additional costs on us or otherwise adversely affect our business. Accordingly, we cannot assure you that such new laws or regulations will not adversely affect on our business, results of operations or financial condition in the future.
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
Due to its share ownership, our controlling shareholder has the ability to control us and our subsidiaries, including the ability to:
•elect the majority of the directors and exercise control over our company and subsidiaries;
•cause the appointment of our principal officers;
•declare the payment of any dividends;
•agree to sell or otherwise transfer its controlling stake in us; and
•determine the outcome of substantially all actions requiring shareholder approval, including amendments of our by-laws, transactions with related parties, corporate reorganizations, acquisitions and disposals of assets and issuance of additional equity securities, if any.
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
Our ADSs are listed and traded on the NYSE (under the ticker “BSAC”). Our common stock is listed and traded on the Santiago Stock Exchange (under the ticker “BSANTANDER”), which we refer to as the Chilean Stock Exchange, although the trading market for the common stock is small by international standards. As of December 31, 2024, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the FMC may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the FMC will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it is deemed necessary.
Although our common stock is traded on the Chilean Stock Exchange, there can be no assurance that a liquid trading market for our common stock will continue to exist. Approximately 32.8% of our outstanding common stock is held by the public (i.e., shareholders other than Santander Spain and its affiliates), including our shares that are represented by ADSs trading on the NYSE. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires and could increase the volatility of the price of the ADSs.
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
Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:
•as an ADS holder, you may not be able to exercise the same shareholder rights as a direct holder of ordinary shares;
•we and the Depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and
•the Depositary may take or be required to take actions under the Deposit Agreement that may have adverse consequences for some ADS holders in their particular circumstances.
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
The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. Changes made to accounting standards can materially impact how we record and report our financial condition and results of operations, as well as affect the calculation of our capital ratios. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. Various amendments were made to financial and accounting standards in 2022, 2023 and 2024. For more information about current and future developments in financial accounting and reporting standards, see Note 1(y) “Application of new and revised International Financial Reporting Standards” to our Audited Consolidated Financial Statements.
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

ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
Overview
We are the largest bank in the Chilean market in terms of loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks aboard). As of December 31, 2024, we had total assets of Ch$68,403,283 million (U.S.68.95 billion), outstanding loans at amortized cost, net of allowances for loan losses and including interbank loans of Ch$40,131,154 million (U.S.$40.45 billion), total deposits of Ch$31,359,234 million (U.S.$31.61 billion) and shareholders’ equity of Ch$5,254,561 million (U.S.$5.30 billion). As of December 31, 2024, we employed 8,757 people. We have a leading presence in all the major business segments in Chile, and a large distribution network with national coverage spanning across all the country and a leading digital onboarding platform for new clients. We offer unique transaction capabilities to clients through our 236 branches and 2,059 ATMs. Our headquarters are in Santiago, and we operate in every major region of Chile.
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
Our principal executive offices are located at Bandera 140, 20th floor, Santiago, Chile. Our telephone number is +562-320-2000 and our website is www.santander.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this Annual Report. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Ave., Suite 204, Newark, DE 19711. The SEC maintains a website on the Internet at https://www.sec.gov that contains reports and information statements and other information about us. The reports (including this annual report) and information statements and other information about us can be downloaded from the SEC’s website www.sec.gov website or our investor relations website www.santandercl.gcs-web.com. None of the information contained on our website, or any website referred to in this Annual Report, is incorporated by reference into, or forms part of, this Annual Report.
Relationship with Grupo Santander
We believe that our relationship with our controlling shareholder, Grupo Santander, offers us a significant competitive advantage over our peer Chilean banks. Grupo Santander, our parent company, is one of the largest financial groups in Brazil and the rest of Latin America, in terms of total assets measured on a regional basis. It is the largest financial group in Spain and is a major player elsewhere in Europe, including the United Kingdom, Poland and Portugal. Through Santander Consumer, it also operates a leading consumer finance franchise in the United States, as well as in Germany, Italy, Spain, and several other European countries. Openbank, a digital banking subsidiary of Grupo Santander, operates in Spain, Germany, Portugal, Netherlands, United States and Mexico:
Our relationship with Grupo Santander provides us with access to the group’s client base, while its multinational focus allows us to offer international solutions to our clients’ financial needs. We also have the benefit of selectively borrowing from Santander Spain’s product offerings in other countries, as well as of its know-how in systems management. We believe that our relationship with Santander Spain will also enhance our ability to manage credit and market risks by adopting policies and knowledge developed by Grupo Santander. In addition, our internal auditing function has been strengthened as a result of the addition of an internal auditing department that concurrently reports directly to our Audit Committee and the audit committee of Santander Spain. We believe that this structure leads to improved monitoring and control of our exposure to operational risks.
Grupo Santander’s support of Santander-Chile includes the assignment of managerial personnel to key supervisory areas of Santander-Chile, such as risks, auditing, accounting and financial control. Santander-Chile does not pay any management fees to Santander Spain in connection with these support services.

B.Business Overview
We have 236 branches of which: (i) 124 are traditional full product and transactional branches operated under the Santander brand name; (ii) 98 are WorkCafé or WorkCafé Espresso branches, which are high-tech digital branches; (iii) and the remaining 14 branches are Select branches for affluent customers, branches for Middle-market business clients or specialized payment centers. We provide a full range of financial services to corporate and individual customers.
We divide our clients into the following groups: (i) Retail banking, (ii) Wealth Management, (iii) Middle-market, (iv) Corporate Investment Banking and (v) Corporate Activities (“Other”).
The Bank has the reportable segments noted below see “Segmentation Criteria” for further information.
Retail Banking
This segment consists of individuals, excluding high-net worth clients, and small to medium-sized entities (SMEs) with annual sales less than UF400,000 (U.S.$15.4 million). This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, securities brokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, foreign trade services, leasing, factoring, and transactional services.
Wealth Management
This segment comprises the Asset Management, Insurance and Private Banking businesses. The Santander Insurance business offers both personal and corporate protection products, health insurance, life insurance, travel insurance, savings products, personal protection, automobile insurance, leasing, guarantees, unemployment insurance, among others. For high net worth clients, Santander Private Banking offers everything from transactional products and services (credits, cards, foreign trade, brokerage) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, wealth management and open architecture.
Middle-market

This segment includes companies with annual sales exceeding UF400,000 (US$15.4 million) without a cap (for specialized industries in the Santiago Metropolitan Region, annual sales exceeding 100,000 UF (US$3.9 million) without a cap). This segment also encompasses institutional organizations such as universities, government agencies, municipalities, regional governments, and real estate companies undertaking projects for third-party sales, as well as all construction companies with annual sales exceeding UF 100,000 (US$ 3.9 million) without a cap. A wide variety of products are offered to this segment, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, savings products, mutual funds and insurance. In addition companies in the real estate sector are offered specialized services for the financing of mainly residential projects, with the intention of increasing the sale of mortgage loans.

Corporate Investment Banking (“CIB”)

This segment services multinational firms with annual sales exceeding EUR 500 million (USD 517.5 million), EBITDA over EUR 150 million (USD 155.3 million), and assets exceeding EUR 1 billion (USD 1.035 billion). For financial institutions, the requirement is assets greater than Ch$10 trillion (US$10 billion) This segment offers a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds and insurance. This segment includes the Treasury Division, which provides sophisticated financial products mainly to companies in the Retail Banking and Middle-market areas. Products include short-term financing and deposits, brokerage services, derivatives, securitization and other products tailored to the needs of clients. The Treasury area also handles the intermediation of positions, as well as the company's own investment portfolio.
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
The tables below show the Bank’s results by reporting segment for the year ended December 31, 2024, in addition to the corresponding balances of loans and accounts receivable from customers:

	For the year ended December 31 2024
	Loans and accounts receivable at amortized cost(1)	Deposits and other demand liabilities	Net interest income	Net fee and commission income	Net income from financial operations	Provision for loan losses	Support expenses(2)	Other op.income and expenses (5)	Net income before taxes	Income tax	Net income
	(In millions of Ch$)
Retail	31,942,515	13,016,941	1,559,556	454,194	61,031	(446,842)	(715,845)	(68,395)	843,699	(219,396)	624,303
Wealth Management & insurance	818,155	2,773,286	57,773	23,183	2,661	(2,430)	(33,494)	471	48,164	(12,681)	35,483
Middle-Market	6,044,799	4,299,293	314,230	43,954	20,533	(53,695)	(43,343)	(2,317)	279,362	(79,109)	200,253
CIB	2,301,491	8,357,393	235,140	54,901	176,705	(2,995)	(97,420)	(2,653)	363,678	(97,559)	266,119
Corporate Activity & others	216,884	2,912,321	(379,913)	(29,166)	(10,411)	1,372	(17,878)	(19,312)	(455,308)	189,000	(266,308)
Total	41,323,844	31,359,234	1,786,786	547,066	250,519	(504,590)	(907,980)	(92,206)	1,079,595	(219,745)	859,850
(1)Corresponds to loans and accounts receivable at amortized cost under IFRS 9, without deducting their allowances for loan losses.
(2)Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Operations through Subsidiaries
The General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities that we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the twelve–month period ended December 31, 2024, our subsidiaries collectively accounted for 1.9% of our total consolidated assets.
The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

			Percent ownership share
			As of December 31,
Name of the Subsidiary	Main Activity	Place of incorporation and operation	2024			2023			2022
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
			%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	Santiago, Chile	-	-	-	50.10	-	50.10	50.10	-	50.10
Santander Consumer Chile S.A.	Financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A. (1)	Card operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00
The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10 “Consolidated Financial Statements” (IFRS 10):
-Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-Multiplica SpA (Development card incentive programs)
-Pagonxt Trade Chile SPA (data processing and transmission services, databases and resources)

The Bank also has significant influence over the following entities:

		Place of Incorporation and operation	Percentage of ownership share as of December 31,
			2024	2023	2022
Associates	Main activity			(in %)
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	13.72	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48
In 2018, the Bank announced it was selling its share participation on Redbanc S.A. and Transbank S.A. Accordingly, we classified those investments in accordance to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” as investments available for sale. In June 2021 the FMC instructed Santander-Chile to participate in Transbank’s capital increase and therefore in July and September 2021, Santander Chile invested Ch$2,500 million and Ch$4,999 million, respectively, on Transbank’s capital. Since no potential buyers were identified, the Bank has reclassified those investments as investments in associates and accounted using the equity method. The Bank continues to be committed to the sale plan for these assets, actively seeking potential buyers and continuing its plans to develop its own acquiring network, as evidenced by the recent creation of a payment card operating company.
In the case of Cámara Compensación de Pagos Alto Valor S.A., Banco Santander-Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over this entity. In 2024, the Bank sold a stake of 1.28% and reduced its participation to 13.72% in this company.
In the case of Servicios de Infraestructura de Mercado OTC S.A., the Bank actively participates, through its executives, in the administration and in the process of organization, which is why the Administration has concluded that it exerts significant influence over it.
Competition
Overview
The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public-sector bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks operating in Chile. The Chilean banking system is comprised of 17 banks, including one public-sector bank. The six largest banks accounted for 86.0% of all outstanding loans by Chilean financial institutions as of December 31, 2024 (excluding assets held abroad by Chilean banks).
The Chilean banking system has experienced increased competition in recent years, largely due to consolidation in the industry and new legislation. In January 2024, a merger between Banco BICE and Banco Security was announced, which is expected to be completed in 2025 and would result in the 7th largest bank in Chile in terms of loan portfolio. In addition, two more new institutions have had been approved to operate as banks in 2025: Tenpo, a digital consumer bank, and

Tanner Banco Digital, a digital bank focused on SMEs. We also face competition from non-bank and non-finance competitors, principally department stores, credit unions and cajas de compensación (private, non-profitable corporations whose aim is to administer social welfare benefits, including payroll loans, to their members) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products. Our subsidiary, Getnet, also competes against non-banks, such as MercadoPago, in the acquiring market. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has grown rapidly.
All the competition data in the following sections is based on Chilean Bank GAAP.
The following tables set out certain statistics comparing our market position to that of our peer group, defined as the six largest banks in Chile in terms of total loans as of December 31, 2024 or the latest date available (excluding assets held by Chilean banks abroad).

	As of December 31 2024, unless otherwise noted
	Market Share	Rank
Commercial loans	14.1%	3
Consumer loans	19.9%	1
Residential mortgage loans	20.6%	1
Total loans	17.1%	1
Deposits	17.2%	2
Checking accounts(1)	23.0%	1
Branches(1)	16.0%	2
Source: FMC
(1)As of November 2024, according to the latest publicly available information.
Loans
As of December 31, 2024, our loan portfolio was the largest among Chilean banks. Our loan portfolio, including interbank loans, represented 17.1% of the market for loans in the Chilean financial system as of such date. The following table sets forth our and our peer group’s market shares in terms of loans (excluding assets held by Chilean banks abroad).

	As of December 31 2024, (Chilean Bank GAAP)
Loans	Ch$ bn	U.S.$ bn	Market Share
Santander-Chile	41,367	41.6	17.1%
Banco de Chile	38,875	39.1	16.1%
Banco del Estado de Chile	36,267	36.5	15.0%
Banco de Crédito e Inversiones	35,532	35.7	14.7%
Scotiabank Chile	32,717	32.9	13.5%
Itaú Chile	23,368	23.5	9.7%
Others	33,742	33.9	14.0%
Chilean financial system	241,868	243.3
Source: FMC.

Deposits
We had a 17.2% market share in deposits, ranking second among banks in Chile as of December 31, 2024. Deposit market share is based on total time and demand deposits as of the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits (excluding assets held by Chilean banks abroad).

	As of December 31 2024, (Chilean Bank GAAP)
Deposits	Ch$ bn	U.S.$ bn	Market Share
Banco del Estado de Chile	34,251	34.5	18.9%
Santander-Chile	31,238	31.4	17.2%
Banco de Chile	28,322	28.5	15.6%
Banco de Crédito e Inversiones	27,361	27.5	15.1%
Scotiabank Chile	18,703	18.8	10.3%
Itaú Chile	16,494	16.6	9.1%
Others	24,946	25.1	13.8%
Chilean financial system	181,315	182.4
Source: FMC.
Total Equity
As of December 31, 2024, we were the third largest bank in Chile in terms of total equity. The following table sets forth our and our peer group’s total equity.

	As of December 31 2024, (Chilean Bank GAAP)

Total Equity	Ch$ bn	U.S.$ bn	Market Share
Banco de Crédito e Inversiones	6,996	7.0	20.4%
Banco de Chile	5,623	5.7	16.4%
Santander-Chile	4,292	4.3	12.5%
Banco del Estado de Chile	3,998	4.0	11.7%
Itaú Chile	3,971	4.0	11.6%
Scotiabank Chile	3,702	3.7	10.8%
Others	5,695	5.7	16.6%
Chilean financial system	34,277	34.5
Source: FMC.

Efficiency
As of December 31, 2024, we were the second most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)) in each case under Chilean Bank GAAP.

Efficiency ratio as defined by the FMC	As of December 31 2024, (Chilean Bank GAAP)
Banco de Chile	37.1%
Santander-Chile	39.0%
Scotiabank Chile	40.7%
Banco del Estado de Chile	48.4%
Banco de Crédito e Inversiones	48.9%
Itaú Chile	49.8%
Chilean financial system	44.4%
Source: FMC.
Net Income for the Period Attributable to Equity Holders
In 2024, we were the second largest bank in Chile in terms of net income attributable to shareholders measured under Chilean Bank GAAP. The following table sets forth our and our peer group’s net income.

	As of December 31 2024, (Chilean Bank GAAP)
Net income attributable to equity holders	Ch$ bn	U.S.$ bn	Market Share
Banco de Chile	1,207	1.2	24.6%
Santander-Chile	858	0.9	17.5%
Banco de Crédito e Inversiones	802	0.8	16.3%
Banco del Estado de Chile	498	0.5	10.1%
Scotiabank Chile	433	0.4	8.8%
Itaú Chile	377	0.4	7.7%
Others	741	0.7	15.1%
Chilean financial system	4,916	4.9	—
Source: FMC.
Return on equity
We were the second most profitable bank in our peer group (as measured by return on period-end equity under Chilean Bank GAAP) and the second most capitalized bank as measured by the Chilean BIS ratio as of December 31, 2024 and

October 31, 2024 (the last industry available data), respectively. The following table sets forth our and our peer group’s return on average equity and BIS ratio.

	Return on period-end equity as of December 31 2024, (Chilean Bank GAAP)	BIS ratio as of Oct. 2024 (Chilean GAAP)

Banco de Chile	21.5%	18.1%
Santander-Chile	19.7%	17.0%
Banco del Estado de Chile	12.7%	16.1%
Scotiabank Chile	11.9%	15.6%
Banco de Crédito e Inversiones	11.5%	16.3%
Itaú Chile	9.5%	15.2%
Source: FMC.
Asset Quality
As of December 31, 2024, we had the fifth lowest non-performing loan to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio of loans accounted for using the amortized cost method as defined by the FMC as of December 31, 2024..

Non-performing loans / total loans as of December 31 2024, (Chilean Bank GAAP)
Banco de Chile	1.42%
Banco de Crédito e Inversiones	1.56%
Itaú Chile	2.24%
Scotiabank Chile	2.37%
Santander-Chile	3.17%
Banco del Estado de Chile	4.25%
Chilean financial system	2.35%
Source: FMC
Regulation and Supervision
General

In Chile, only banks may maintain checking accounts for their customers, engage in foreign trade operations, and, together with non-bank financial institutions, accept time deposits. The main authorities that regulate financial institutions in Chile are the FMC and the Central Bank. Chilean banks are primarily subject to the General Banking Law, and to the extent inconsistent with this law, secondarily to the provisions of the Chilean Companies Law applicable to public corporations, with the exception of certain provisions that expressly are excluded.

The modern Chilean banking system dates back to 1925 and has been characterized by periods of extensive regulation and government intervention, as well as periods of deregulation. The most recent period of deregulation began in 1975 and culminated in the adoption of a series of amendments to the General Banking Law. This law was amended in 2001 to grant additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to establish subsidiaries to engage in activities related to banking, such as brokerage, investment advisory and mutual fund services, investment fund management, factoring, securitization products and financial leasing services. In January 2019, amendments to the General Banking Law were introduced by Law 21,130, which modernized Chile’s banking legislation by adopting capital and resolution standards in line with Basel Committee requirements. More recently, the Fintech Law, in addition to introducing regulations related to the SFA, introduced relevant amendments to the General Banking Law, granting the FMC authority to establish rules of attention to customers of the banking industry and regulations applicable to banking subsidiaries. Finally, Law 21,694, published in September 2024, establishes certain additional exceptions to banking secrecy, stipulating that entities that have a legitimate interest under the law may also access information subject to banking secrecy.
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
The legal purpose of the Central Bank is to maintain the stability of the Chilean peso, that is, to keep inflation low and stable over time. The Central Bank is also responsible for the orderly functioning of Chile’s internal and external payment systems. The Central Bank’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, establishing regulations and guidelines regarding finance companies, foreign exchange (including the Formal Exchange Market) and banks’ deposit-taking activities.
According to Article 132 of the General Banking Law, demand deposits and other obligations with unconditional withdrawal rights are 100% guaranteed by the Central Bank of Chile in the event of forced liquidation of a bank, regardless of whether the depositors are natural or legal persons.
Financial Market Commission
The Comisión para el Mercado Financiero or Financial Market Commission (FMC) is the sole supervisor for the Chilean financial system overseeing insurance companies, companies with publicly traded securities, credit unions, credit card and prepaid card issuers, and, as of June 1, 2019, banks. This commission is responsible for ensuring the proper functioning, development and stability of the financial market, facilitating market agents' participation and defending public faith in the financial markets. To do so, it must maintain a general and systemic vision of the market, considering the interests of investors and policyholders. Likewise, it shall be responsible for ensuring that the persons or entities audited, from their initiation until the end of their liquidation, comply with the laws, regulations, statutes and other provisions that govern them.
The Commission oversees a Council, which is composed of five members, who are appointed and are subject to the following rules:
•A commissioner appointed by the President of Chile, of recognized professional or academic prestige in matters related to the financial system, which will have the character of president of the FMC.
•Four commissioners appointed by the President of Chile, from among persons of recognized professional or academic prestige in matters related to the financial system, by supreme decree issued through the Ministry of Finance, after ratification of the Senate by the four sevenths of its members in exercise, in session specially convened for that purpose.
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
According to Article 35 bis of the General Banking Law, the prior authorization of the regulator is required for:
•the merger of two or more banks;
•the acquisition of all or a substantial portion of a bank’s assets and liabilities by another bank;
•the control by the same person, or controlling group, of two or more banks; or
•a substantial increase in the existing control of a bank by a controlling shareholder of that bank.
The intended purchase, merger or expansion may be denied by the regulator with an accompanying resolution recording the specific reasons for denial and with the agreement of a majority of the Board of Directors of the Central Bank.
Pursuant to the regulations of the FMC, the following ownership disclosures are required:
•a bank is required to inform the FMC of the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares;
•holders of ADSs must disclose to the Depositary the identity of beneficial owners of ADSs registered under such holders’ names;
•the Depositary is required to notify the bank as to the identity of beneficial owners of ADSs which such Depositary has registered and the bank, in turn, is required to notify the FMC as to the identity of the beneficial owners of the ADSs representing 5.0% or more of such banks’ shares; and
•bank shareholders who individually hold 10.0% or more of a bank’s capital stock and who are controlling shareholders must periodically inform the FMC of their financial condition.
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
Deposit Insurance
The Chilean government guarantees certain time deposits and savings accounts held by natural persons with a maximum value of UF400 per person (Ch$15.4 million or U.S.$15,489 as of December 31, 2024) per calendar year in the entire financial system and a maximum of UF200 per person per bank (Ch$7.7 million or U.S.$7,744 as of December 31, 2024. Governmental deposit insurance does not cover time deposits or savings account balances for legal entities (including for-profit and non-profit institutions or companies).
Reserve Requirements
Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). For purposes of calculating the reserve obligation, banks are authorized to deduct daily from their foreign currency denominated liabilities, the balance in foreign currency of certain loans and financial investments held outside of Chile, the most relevant of which include:
•cash clearance account, which should be deducted from demand deposit for calculating reserve requirement;
•certain payment orders issued by pension providers; and
•the amount set aside for “technical reserve” (as described below), which can be deducted from reserve requirement.
The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy.
In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% “technical reserve” against them: demand deposits, deposits in checking accounts, or obligations payable on sight incurred in the ordinary course of business, and in general all deposits unconditionally payable immediately, but excluding interbank demand deposits. As of December 31, 2024, the Bank was not required to maintain this reserve.
Minimum Capital
On October 9, 2020, the FMC published the regulations on regulatory capital to comply with regulatory capital regulation in accordance with Basel III and General Banking Law. The new regulation became effective on December 1, 2021 and is being gradually implemented and adjusted to be fully in place by December 1, 2025. Pursuant to the proposed regulation, there are three levels of capital: core capital level 1 or CET1 (core capital), additional tier I capital or AT1 (perpetual bonds and preferred stock) and Tier 2 or T2 capital (subordinated bonds and voluntary provisions). Regulatory capital is composed of the sum of CET1, AT and T2 after making some deductions, mainly for intangible assets, hybrid securities issued by foreign subsidiaries, partial deduction for deferred taxes and some reserve and profit accounts. The minimum total regulatory capital is 8% of risk-weighted assets, which includes credit, market, and operational risk. This minimum increases in line with the size, complexity and solvency of a bank and the FMC’s assessment of a bank’s management.
According to Chilean regulations regulatory core capital must be as a minimum 4.5% of risk weighted assets (RWA) of a Bank. In addition, and to avoid restrictions on dividend payments, a bank must have an additional conservation buffer of 2.5% of RWA. The conservation buffer will be gradually phased in by 2025 and must be comprised of core capital. The Central Bank may set an additional CCyB of up to 2.5% of risk-weighted assets in agreement with the FMC, also comprised of core capital. At the Central Bank’s Financial Policy Meeting, held in the first half of 2023, the Board of the Central Bank of Chile agreed to activate the CCyB for banks, setting it at 0.5% of risk-weighted assets, which must be implemented by May 2024.
In November 2024, the Central Bank further updated the framework for determining the CCyB with the objective of moving towards what the Central Bank defined as the "neutral level" for this buffer, which was set at 1% of risk-weighted assets. The Central Bank's Financial Policy Committee will define the transition process towards this neutral level, which will be achieved gradually, only once convergence to Basel III standards is completed in December 2025. In particular, the initiation of the convergence toward the "neutral level" will be evaluated during the first Financial Policy Meeting of the year 2026. This decision will be adopted as macro-financial conditions allow, taking into account a timeframe of at least one year for its gradual implementation. This framework also sets the steps for loosening the CCyB if credit conditions warrant it.

Risk scenario	CCyB Level	Elements to Consider
Standard Risk	CCyB at its Neutral level	- Bank balance sheets show activity and results within normal ranges.
- Credit markets functioning normally.
- Asset price dynamics aligned with fundamentals.
Significant Increase in Systemic Risk	CCyB increases exceptionally above Neutral	- Credit growth significantly detached from fundamentals.
- Household and corporate leverage at very high levels.
- Asset overvaluation.
- External risks far exceeding usual levels.
- Bank balance sheets showing unusually high activity and results.
Materialization of Systemic Risk or Unexpected Shock	CCyB is fully or partially reduced to a level below Neutral	- Adverse shock to the economy from internal or external sources.
- Significant reduction in financial asset prices.
- Difficulties in access to financing for households and businesses.
- Banking sector shows weaknesses, including expectations of significant losses and increased cost of capital.
Recovery	CCyB remains reduced below Neutral level or at zero	- Beginning of recovery in the economy and banking sector.
- Balance sheets, risk indicators, and bank profitability in the process of recovery.
- Credit supply showing signs of recovery.
- Asset prices starting to align with fundamentals.
Reconstruction of CCyB	CCyB gradually increases toward Neutral level as recovery consolidates	- Signs of consolidated economic recovery.
- Bank balance sheets, risk indicators, and profitability recovered.
- Banks able to absorb capital impacts without relevant systemic risks.
On November 2, 2020, the FMC published updated guidelines regarding the identification and core capital charge for banks considered Systemically Important Banks (“SIBs”). The FMC, in agreement with the Central Bank, also imposed additional capital requirements for SIBs of between 1-3.5% of risk-weighted assets. This additional capital is being gradually phased in by 25% beginning in December 2021 until December 2025.
There are a total of four factors that are weighted to reach a market share:
1.Size (weighted at 30%): Includes total assets consolidated in the domestic market.
2.Domestic interconnection (weighted at 30%): Includes assets and liabilities with financial institutions (banks and non-banks) and assets in circulation in the Chilean financial market (equity and fixed income).
3.Domestic substitution (weighted at 20%): Includes the share in local payments, assets in custody, deposits and loans.
4.Complexity (weighted at 20%): Includes factors that could lead to greater difficulties regarding costs and/ or time for the orderly resolution of the Bank. These include the notional amount of OTC derivatives, inter-jurisdictional assets and liabilities and available-for-sale assets.

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

The General Banking Law also incorporates Pillar II capital requirements to ensure adequate risk management. This pillar's objective is to ensure that banks maintain capital levels consistent with their risk profile and business model and encourages the development and use of appropriate processes to monitor and manage their risks. Pillar II also granted the regulators the power to impose greater capital requirements because of deficient evaluations of a bank’s internal capital adequacy assessment process (ICAAP), which should consider a bank’s risk profile and a strategy to sustain adequate levels of capital, even under stress scenarios. ICAAP is a process through which a bank evaluates its capital needs in relation to its risk profile, strategic objectives, and operating environment and is required by the FMC. Pillar II also focuses on risks not considered in Pillar I such as reputational risks, concentration risks, liquidity risks and interest rate risks. The FMC, with at least four votes from the Council of the FMC, will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a particular financial institution. On January 17, 2024, the FMC stated that banks that had a level of market risk of the banking book greater than 15% of CET1 would have to meet an additional capital requirement under Pillar II guidelines. This additional capital requirement must be implemented by banks gradually, with 25% of the new Pillar II requirement established by June 30, 2024. Following the FMC latest revision of the Bank’s solvency and management, a 0% Pillar II requirement was set in 2025 for the Bank. The FMC is expected to continue updating and making amendments to Pillar II requirements for Chilean banks.
On October 11, 2024, the FMC published further amendments to the regulation determining additional capital requirements under Pillar II for consultation. The most important proposal under consultation contemplates further adjustments to the calculation of the market risk of an entities’ banking book, which changes would have to be implemented by May 2025, if adopted. Secondly, the proposal requires banks to provide additional clarity on their calculation of internal regulatory capital targets and in relation with the Pilar II charge that may be established by the FMC. This proposal would come into effect for the ICAAP in 2026. The final proposal for changes to Pillar II is yet to be published by the regulator as of the date of this report.

In 2023, the FMC introduced Pillar III requirements for Chilean banks. The objective of the Pillar III standard is to give the public more transparency to better evaluate the capital situation of each entity. To do this, banking institutions must publish an independent document, referring exclusively to this pillar, which must offer readers a source of prudential parameters, updated according to the periodicity indicated, with all the information disclosure requirements indicated by the regulator.
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
1.The business indicator component (BIC): A component that considers interest income, interest earning assets, dividend income, financial transactions, fees, and other operational income and expenses. These are then multiplied by a marginal coefficient.
2.Internal Loss Multiplier (ILM): This component is based on 10 years of historical operational losses, or at least five years in some special cases.
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

The following table sets forth our RWA and regulatory capital as of December 31, 2024 under Basel III as required by the Chilean regulator as of this reporting date.

Risk-weighted assets	December 31 2024
Ch$ million
Market risk	5,967,201
Operational risk	4,923,679
Credit risk	29,921,944
Total RWA	40,812,824

		Ratio
	December 31 2024	December 31 2024
	(Ch$ million)	(% of RWA)
Common Equity Tier 1 (CET1)	4,268,409	10.5%
Additional Tier I	693,382	1.7%
Tier I	4,961,791	12.2%
Tier II	1,999,525	4.9%
Regulatory capital	6,961,316	17.1%
We believe our capital levels are adequate, but we cannot rule out having to raise additional capital in the future to maintain our capital adequacy ratios above the minimum required by the FMC.
Lending Limits
Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:
•A bank may not extend to any entity or individual (or any one group of related entities), except for another financial institution, directly or indirectly, unsecured credit in an amount that exceeds 10.0% of the bank’s regulatory capital, or in an amount that exceeds 30.0% of its regulatory capital if the excess over 10.0% is secured by certain assets with a value equal to or higher than such excess. In the case of financing infrastructure projects built by government concession, the 10.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession in the case of export loans in foreign currency the ceiling is raised to 30%;
•a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its regulatory capital;
•a bank may not grant loans to a single business group, as defined in Title XV of Law 18,045, that exceeds 30% of the Bank’s regulatory capital, provided that such limit excludes interbank loans;
•if a bank originates a loan in excess of these limits, a fine equivalent to 10% of the excess will be applied to the bank;
•a bank may not directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;
•a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank; and
•a bank may not grant loans to related parties (including holders of more than 1.0% of its shares) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.
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
Provisions for Country Risk and for Contingent Loan Risk
Under Chilean Bank GAAP, the Bank provisions for country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications established by the FMC and therefore are not in accordance with IFRS. Our provisions for country risk as of December 31, 2024 were not material.
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
Mark-to-market of debt instruments at amortized cost
In the past years and in response to the pandemic the Chilean government rolled out a series of measures to increase liquidity for households as well as passing a law that enabled Chileans to make up to three withdrawals from their pension fund. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Chilean Economy” for more information. The increased liquidity of our clients led to an increase in demand deposits that surpassed the technical reserve threshold defined by the Central Bank as 2.5 times the Bank’s regulatory capital. Therefore, the Bank was required to maintain a 100% reserve requirement in the Central Bank for any deposit unconditionally payable immediately that surpassed this threshold. This reserve requirement may also be composed of notes issued by the Central Bank. Additionally, in 2020 and 2021 the Central Bank issued low-cost Central Bank Credit lines ("FCIC"), whereby banks had to provide eligible collateral to access these lines. The eligible collateral included debt instruments issued by the Central Bank and the Chilean Treasury. Due to exceptional changes arising in the liquidity market, the Bank created a new business model “Held-to-collect” whose objective is to properly manage the prevailing high level of liquidity, and maintain the required reserves and collateral. As a result, the Bank reclassified a portion of the portfolio of high rated Central Bank bonds from debt instruments at fair value through other comprehensive income to debt instruments at amortized cost that matched the estimated duration of our excess technical reserves and the duration of the FCIC lines with the Central Bank.
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
Financial regulatory statutes and rules are continually under review by the U.S. Congress and U.S. financial regulatory agencies. Under the current U.S. administration, banking organizations, including large FBOs, may become subject to increased scrutiny and more extensive legal and regulatory requirements than under the prior presidential and congressional regime. In addition, changes in key personnel at the agencies that regulate such banking organizations, including the federal banking regulators, including due to any changes to the U.S. administration resulting from the election of President Trump, may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously.
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
In addition, Santander Spain is registered as a non-US swap dealer with the CFTC and is registered as a non-US security-based swap dealer with the SEC. As such, Santander Spain is subject to certain clearing, exchange trading, uncleared swap margin, business conduct, reporting and other requirements.
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
The following activities are disclosed in response to Section 13(r) with respect to the Group and its affiliates. During the period covered by this report:

a)Santander UK holds ten blocked accounts for seven customers that are currently designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander

UK on these accounts in the year ended December 31, 2024 were negligible relative to the overall profits of Banco Santander S.A.

b)Santander Consumer Finance, S.A. holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions program. The accounts have been blocked since 2008. No revenues or profits were generated by the Belgian branch on these accounts in the year ended December 31, 2024.

c)Banco Santander (Brasil) S.A. (Santander Brasil) holds three blocked accounts for three customers with domicile in Brazil designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander Brasil on these accounts in the year ended December 31, 2024 were negligible relative to the overall profits of Banco Santander S.A.

d)The Group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions program (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.
In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2024 which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.
C.Organizational Structure
Grupo Santander controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A. which are controlled subsidiaries. Grupo Santander has control over 67.18% of our shares and actual participation when excluding non-controlling interests participating in Santander Chile Holding S.A. of 67.13%.

Shareholder	Number of Shares	Percentage
Santander Chile Holding S.A.	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	31.72

The chart below sets forth the names and areas of responsibility of our senior managers as of the date of the filing of this annual report:
D.Property, plants and equipment
We are domiciled in Chile and own our principal executive offices located at Bandera 140, 20th floor, Santiago, Chile. As of December 31, 2024, we owned the locations at which 28.7% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main Properties as of December 31 2024	Number
Central Offices
Owned	3
Rented	4
Total	7

Branches
Owned	67
Rented	169
Total	236

Other property(1)
Owned	14
Rented	18
Total	32
(1)Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Accounting Standards Applied in 2024
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
The Bank, at the end of each reporting period, evaluates whether a financial instrument’s credit risk has increased since initial recognition, and consequently classifies the financial instrument in the relevant stage:
•Stage 1: At initial recognition of a loan or when there has been an improved credit risk following a significant increase or impairment of assets, the Bank recognizes an allowance based on 12 months ECL.
•Stage 2: When a loan has shown a significant increase in credit risk since origination, the Bank records an allowance for the lifetime ECL. Stage 2 loans also include loans where the credit risk has improved following a Stage 3 classification.
•Stage 3: Loans considered credit impaired. The Bank records an allowance for the lifetime ECL, setting the probability of default at 100%.
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

Expected credit loss measurement
The ECL is the probability-weighted estimate of credit losses, i.e., the present value of all cash shortfalls. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. The three main components in measuring ECL are:
•PD: The probability of default is an estimate of the likelihood of default over a given time period. A default may only happen at a certain time over the assessed period, if the facility has not been previously de-recognized and is still in the portfolio.
•LGD: The loss given default is an estimate of the loss arising after a specific default. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral.
•EAD: The exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdown on committed facilities and accrued interest from missed payments.
For measuring 12-month and lifetime expected credit losses, cash shortfalls are identified as follows:
•12-month expected credit losses: the portion of lifetime expected credit losses that represents the expected credit losses that result from default events on the financial instruments that are possible within the 12 months after the reporting date.
•Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Forward-looking information
The ECL model includes a broad range of forward-looking information as economic inputs, such as:
•GDP growth;
•Unemployment rates;
•Central Bank interest rates; and
•Real estate prices.
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
Derivative Activities
Derivatives are measured at fair value on the statement of financial position and the net unrealized gain (loss) on derivatives is classified as a separate line item within the income statement. Under IFRS, banks must mark-to-market derivatives. Within the fair value of derivatives are included Credit Valuation Adjustment (“CVA”) and Debit Valuation Adjustment (“DVA”), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and the Bank’s own risk. The CVA is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed by each counterparty in each future period. The DVA is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Bank’s own risk assumed by its counterparties. The following inputs are used to calculate the CVA and DVA:
•Expected exposure: Including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for derivatives with interim payments.
•LGD: percentage of final loss assumed in a counterparty credit event/default.
•Probability of default: for cases where there is no market information, proxies based on comparable companies in the same industry and with the same external rating as the counterparty, are used.
•Discount factor curve.
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
A.Operating Results
Chilean Economy
All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2024, Chile experienced a moderate increase in economic activity compared to the previous year as lower interest rates in Chile and globally drove growth. In 2024, Chile’s economy is expected to grow 2.5% as compared to 0.2% in 2023 and 2.1% in 2022. The Central Bank's reference rate, which is used to set monetary policy, finished 2024 at 5.00% as compared to 8.25% in 2023 and 11.25% in 2022. According to the latest data available as of November 2024, the unemployment rate for 2024 was 8.2%, a decrease from 8.7% as of December 31, 2023. The observed exchange rate depreciated 13.7% in 2024, depreciated 2.9% in 2023 and appreciated 0.6% in 2022. The depreciation of the Chilean peso in 2024 was mainly due to high U.S. interest rates across the yield curve. Currently, the Central Bank expects GDP to increase in a range between 1.5%-2.5% in 2025.
Total loans as of December 31, 2024, in the Chilean financial system, excluding loans held abroad by Chilean banks, grew 4.0% year-over-year. Total customer deposits (defined as time deposits plus checking accounts), excluding amounts held by Chilean banks abroad, increased 5.8% year-over-year as of December 31, 2024. The non-performing loans (defined as loans with an installment that is at least 90 days past-due) to total loans ratio increased from 2.1% as of December 31, 2023 to 2.4% as of December 31, 2024. This was mainly driven by asset quality weakness in commercial loans, mainly the real estate sector and mortgage loans. Even though interest rates and inflation have been declining, they remain above pre-pandemic levels, especially long-term rates, which has a negative impact on these sectors.
The Unidad de Fomento (UF) and the Impact of Inflation
Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$38,416.69 as of December 31, 2024, Ch$36,789.36 as of December 31, 2023, Ch$35,110.98, and as of December 31, 2022. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition, and results of operations. Negative inflation rates also negatively impact on our results. Inflation measured as the annual variation of the UF was 4.4% in 2024, 4.8% in 2023, and 13.3% in 2022. There can be no assurance that Chilean inflation will not change significantly from the current level. Due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate compared to our deposits and other funding sources), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:
•UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest-bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest-bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest-earning assets exceed our average UF-denominated interest-bearing liabilities.
•Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. This gap's size is limited by internal and regulatory guidelines to avoid excessive potential losses due to strong shifts in interest rates or inflation. To keep this duration gap below internal and regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. The loss from the swaps taken to hedge mainly for inflation and interest rate risk, and included in net interest income, totaled a loss of Ch$535,558 million in 2024, a loss of Ch$1,147,193 million in 2023, and a loss of Ch$1,755,795 million in 2022. The lower losses in 2024 were mainly due to lower short-term interest rates and inflation in 2024 compared to 2023. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$7,562,595 million in 2024, Ch$6,875,280 million in 2023 and Ch$7,849,843 million in 2022. Therefore, our sensitivity to a 100-basis point shift in UF inflation considering our average gap in 2024 would be approximately Ch$76 billion.
The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was as follows:

	As of December 31,			% Change
	2024	2023	2022	2024/2023	2023/2022

	(in millions of Ch$)
Impact of inflation on net interest income
Results from UF GAP(1)	323,751	321,698	1,015,855	0.6%	(68.3%)
Annual UF inflation	4.4%	4.8%	13.3%
(1)UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.
The similar results experienced in 2024 when compared to 2023 were mainly due to a similar rate of UF inflation in both periods.
•Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest-bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 30.7% %, 29.0% and 32.0%, for the years ended December 31, 2024, 2023 and 2022, respectively.
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

Foreign Exchange Fluctuations
The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The exchange rate depreciated 13.7% in 2024, depreciated 2.9% in 2023 and appreciated 0.6% in 2022. A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In either case, any differences are usually hedged using forwards and cross-currency swaps. Including derivatives, the Bank seeks to run minimal foreign currency risk in its non-trading balance sheet. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) and derivatives accounted under hedge accounting standards are included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk.
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

	2024	2023
CONSOLIDATED RATIOS
(IFRS)
Profitability and performance:
Net interest margin(1)	3.4%	2.0%
Return on average total assets(2)	1.3%	0.9%
Return on average equity(3)	17.0%	12.3%
Return on average adjusted equity(4)	19.5%	14.0%

Capital:
Average shareholders’ equity as a percentage of average total assets(5)	7.3%	6.8%
Total liabilities as a multiple of equity(6)	11.8	12.2
Credit Quality:
Non-performing loans as a percentage of total loans(7)	3.17%	2.26%
Allowance for loan losses as percentage of total loans(8)	2.9%	2.8%
Operating Ratios:
Operating expenses /operating revenue(9)	39.2%	47.3%
Operating expenses /average total assets	1.5%	1.3%

OTHER DATA
CPI Inflation Rate	4.5%	3.9%
Revaluation (devaluation) rate (Ch$/U.S.$) at year end(10)	(13.7%)	(2.9%)
Number of employees at period end	8,757	9,229
Number of branches and offices at period end	236	247
(1)Net interest income divided by average interest earning assets (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).
(2)Net income for the year divided by average total assets (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).
(3)Net income for the year attributable to shareholders divided by average equity (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).
(4)Net income for the year attributable to shareholders divided by average adjusted equity. Average adjusted equity is the average equity (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”) adjusted to exclude the average balance of the additional tier 1 perpetual bond.
(5)Total average shareholders’ equity (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”) divided by average total assets (as presented in “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information”).
(6)Liabilities divided by equity including non-controlling interest.
(7)Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due. Total loans in 2024 and 2023 correspond to loans at amortized cost.

(8)Allowance for loan losses as of December 31, 2024 and 2023 corresponds to allowances for loans at amortized cost according to IFRS 9.
(9)The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange gain, net and other operating income.
(10)Based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period.
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
Results of Operations for the Years Ended December 31, 2024 and 2023
In this section, we discuss the results of our operations for the year ended December 31, 2024 compared to the year ended December 31, 2023. For a discussion of the results of our operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, please refer to “Item 5. – A. Operating Results – Results of Operations for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022” in our Annual Report on Form 20-F for the year ended December 31, 2023.
The following discussion is based on and should be read together with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the years ended December 31, 2024 and 2023.

Consolidated Income Statement Data IFRS

	2024	2024	2023	% Change 2024/2023
	(U.S.$ thousands)(1)		(Ch$ million)

Interest income and inflation	4,119,120	4,094,817	4,403,991	(7.0%)
Interest expense and inflation	(2,321,729)	(2,308,031)	(3,310,942)	(30.3%)
Net interest income	1,797,391	1,786,786	1,093,049	63.5%
Fees and commission income	965,867	960,168	848,513	13.2%
Fees and commission expense	(415,554)	(413,102)	(345,873)	19.4%
Total net fees and commission income	550,313	547,066	502,640	8.8%
Net income/(expense) from financial assets and liabilities for trading	85,518	85,013	91,761	(7.4%)
Net income from derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	(37,288)	(37,068)	(120,934)	(69.3%)
Net income from exchange, adjustment and hedge accounting of foreign exchange	203,776	202,574	331,628	(38.9%)
Net income from financial operations	252,006	250,519	302,455	(17.2%)
Income from investments in associates and other companies	10,498	10,436	8,763	19.1%
Net income from non-current assets and groups available for sale not admissible as discontinued operations	4,073	4,049	13,154	(69.2%)
Other operating income	8,096	8,048	3,807	111.4%
Total operating income	2,622,377	2,606,904	1,923,868	35.5%
Personnel salaries and expenses	(401,186)	(398,819)	(412,275)	(3.3%)
Administrative expenses	(368,606)	(366,431)	(320,111)	14.5%
Depreciation and amortization	(142,274)	(141,435)	(143,762)	(1.6%)
Impairment of property, plant and equipment	(1,303)	(1,295)	(1,912)	(32.3%)
Other operating expenses	(115,420)	(114,739)	(31,638)	262.7%
Total operating expenses	(1,028,789)	(1,022,719)	(909,698)	12.4%
Net operating income before credit losses	1,593,588	1,584,185	1,014,170	56.2%
Provisions for loan losses for interbank loans and account receivable from customers	(664,736)	(660,814)	(453,458)	45.7%
Provisions for loan losses for contingent loans and others	2,919	2,902	24,363	(88.1%)
Recovery of loans previously charged-off	154,858	153,944	107,069	43.8%
Provision for loan losses for other financial assets at amortized cost and financial assets at fair value through OCI	(627)	(622)	(759)	(18.1%)
Provision for loan losses	(507,586)	(504,590)	(322,785)	56.3%
Net operating income before income tax	1,086,002	1,079,595	691,385	56.1%
Income tax expense	(221,049)	(219,745)	(97,548)	125.3%
Result of discontinued operations	—	—	—	—%
Net income for the year	864,953	859,850	593,837	44.8%
Net income for the year attributable to:
Shareholders of the Bank	858,026	852,964	579,427	47.2%
Non-controlling interests	6,927	6,886	14,410	(52.2)%
(1)Amounts stated in U.S. dollars at and for the year ended December 31, 2024 have been translated from Chilean pesos at the exchange rate of Ch$994.1= U.S.$1.00 as of December 31, 2024.

Results of Operations for the Years Ended December 31, 2024 and 2023
Net income for the year attributable to shareholders of the Bank increased 47.2% in 2024 compared to 2023 and totaled Ch$852,964 million. Our return on annualized average equity (adjusted to exclude the AT1 perpetual bond) was 19.5% in 2024 compared to 14.0% in 2023.
Our net interest income increased 63.5% in 2024 compared to 2023. Net interest income from our reporting segments totaled Ch$2,166,699 million in 2024 and increased 3.8% compared to 2023. This rise was mainly due to higher-yield asset mix and lower funding costs that benefited from the lower interest rate environment in Chile in 2024. The increase in net interest income was also due to a decrease in the loss in “other” net interest income, which totaled a loss of Ch$379,913 million in 2024 compared to a loss of Ch$994,636 million in 2023. This lower loss was mainly due to higher results from fair value hedges of interest rate risk on liabilities (micro hedges), consisting mostly of interest rate swaps that shortened the duration of our liabilities, mainly Central Bank borrowings. Overall, our net interest margin increased from 2.00% in 2023 to 3.36% in 2024.
Net fees and commission income increased 8.8% to Ch$547,066 million in 2024 compared to the same period in 2023. Fee growth in 2024 was driven by client growth and cross-selling indicators driven by greater availability and usage of our digital platforms. This resulted in significant increases in fees from fees from brokerage of mutual funds and fees from management of accounts. Our subsidiary, Getnet, which provides acquiring services through POS terminals, experienced positive business trends with an increase in clients among SME and larger corporate clients. Good business trends in the CIB segment also drove financial advisory fee growth in 2024.
Total net income from financial operations reached Ch$250,519 million and decreased 17.2% in 2024 compared to 2023. Income from client treasury services totaled Ch$273,364 million, an increase of 11.1% compared to 2023. In 2024, demand for interest rate and foreign exchange treasury products on behalf of corporate clients remained strong due to successful execution of various important corporate deals in the year and ongoing volatility in the interest rate and foreign exchange markets. The results from non-client treasury income totaled a loss of Ch$25,793 million in 2024 compared to a gain of Ch$56,368 million in 2023. During 2024, as long-term interest rates remained high, the Bank carried out various liability management exercises including the unwinding of rate and currency hedges and the repurchase of its bonds. These operation will help to sustain margins going forward, but in the short-term produced the aforementioned loss.
Operating expenses in the year ended December 31, 2024 increased 12.4% compared to the corresponding period in 2023. The efficiency ratio was 39.2% in 2024 and 47.3% in 2023. Personnel salaries and expenses in the year ended December 31, 2024 decreased 3.3% compared to the corresponding period in 2023, mainly due to the lower headcount. Administrative expenses increased 14.5% in the year ended December 31, 2024 compared to the corresponding period in 2023 mainly due to the depreciation of the Chilean peso, which resulted in the rise of various administrative expenses linked to inflation or the exchange rate. Depreciation and amortization expense decreased 1.6% in 2024 compared to 2023, mainly due to lower depreciation of right of use assets, in line with the reduction of the number of branches. Other operating expenses grew 262.7% in 2024 compared to 2023. This rise mainly corresponds to Ch$43,156 million in restructuring charges incurred in 2024 and recognized in this line item. These restructuring charges are mainly related to the ongoing restructuring of our branch network and ongoing digital transformations.
In 2024, total operating income was Ch$2,606,904 million and increased 12.4% compared to 2023 driven by the aforementioned rise in net interest income, fee income and financial operations. This coupled with the 12.4% increase in operating expenses resulted in a 56.2% increase in 2024 compared to 2023 of Net operating income before credit losses.
For the year ended December 31, 2024, provisions for expected credit loss totaled Ch$504,590 million and increased 56.3% compared to 2023. This rise was mainly due to an increase in the provision expense for commercial and consumer loans mainly due to the ongoing weakness in the construction and agricultural sector and persistently high unemployment rates. This was partially offset by the 43.8% rise in recovery of loans previously charged-off.
Total income tax expense by the Bank in 2024 was Ch$219,745 million and increased 125.3% compared to 2023. This rise in income tax expense was mainly due to the 56.1% increase in net income before tax. The Bank paid an effective tax rate of 20.4% in 2024 compared to 14.1% in 2023. The statutory corporate tax rate in Chile in 2024 and 2023 was 27%. The Bank usually pays a lower effective tax rate than the statutory rate since in our Chilean tax books we must re-measure capital each year for the variation in CPI inflation and this produces a tax loss. The rise in income tax expenses in 2024 compared to 2023 was mainly due to the increase in pre-tax income and a greater origination of temporary tax differences.

Net Interest Income

	Year ended December 31,		% Change
	2024	2023	2024/2023

	(in millions of Ch$, except percentages)
Retail banking	1,559,556	1,476,793	5.6%
Wealth Management & Insurance	57,773	53,882	7.2%
Middle-market	314,230	310,374	1.2%
Corporate Investment banking	235,140	246,636	(4.7%)
Total reporting segments	2,166,699	2,087,685	3.8%
Other(1)	(379,913)	(994,636)	61.8%
Net interest income	1,786,786	1,093,049	63.5%
Average interest-earning assets	53,180,232	54,592,187	(2.6%)
Average non-interest-bearing demand deposits	11,317,733	11,099,866	2.0%
Net interest margin(2)	3.36%	2.00%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	30.74%	28.98%
(1)Consists mainly of net interest income from the Financial Management Division, including the result of the Bank’s inflation gap as well as the net impact of derivatives used to hedge our exposure to inflation or shifts on interest rates and the cost of funding our financial assets held for trading. Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds. This segment also includes intra-segment income and activities not assigned to a given segment or product line.
(2)Net interest margin is net interest income divided by average interest-earning assets.
For the year ended December 31, 2024, our net interest income totaled Ch$1,786,786 million and increased 63.5% compared to 2023. Average interest earning assets decreased 2.6% in the same period as the Bank used liquid financial investments to pay the Central Bank's FCIC originated during the pandemic and that came due in 2024. During 2024, the loan portfolio grew 1.3%, driven by a 2.8% increase in mortgage loans and a 5.6% increase in consumer loans when compared to the year ended December 31, 2023.
The average nominal interest rate earned on interest earning assets decreased from 8.1% in 2023 to 7.7% in 2024. This was mainly due to: (i) lower yields earned over interest earning assets denominated in Chilean pesos due to the lower interest rate environment. The average rate earned over interest earning assets denominated in Chilean pesos fell from 9.7% in 2023 to 9.2% in 2024; and (ii) lower yields earned over interest earning assets denominated in UF due to the slightly lower UF inflation rate in 2024 compared to 2023. The average interest rate earned over UF denominated interest earning assets reached 7.4% in 2024 compared to 7.8% in 2023. This fall in asset yields was partially offset by a decrease in lower yielding commercial loans and financial investments in the year compared to the rise in higher yielding consumer loans.

Average nominal interest rate earned on interest earning assets	2024	2023
Ch$	9.2%	9.7%
UF	7.4%	7.8%
Foreign currencies	4.7%	4.4%
Total	7.7%	8.1%
The fall in short-term interest rates and the lower UF inflation also lowered funding costs in 2024 compared to 2023. The average rate paid on our interest-bearing liabilities decreased from 8.6% in 2023 to 6.3% in 2024. Our interest-bearing liabilities have a shorter maturity than our interest-earning assets and, therefore, incorporate rate cuts more quickly. The most important reduction in funding costs came from the lower rate paid on interest bearing time deposits, the Bank's main source of funding, which fell from 7.4% in 2023 to 5.0% in 2024. The funding mix also improved in 2024 as the ratio of average equity and non-interest bearing demand deposits to total average interest earning assets improved from 29.0% in 2023 to 30.7% in 2024.

Average nominal interest rate paid on interest bearing liabilities	2024	2023
Ch$	8.7%	12.2%
UF	8.3%	8.7%
Foreign currencies	1.7%	1.6%
Total	6.3%	8.6%
In summary, the improved asset and funding mix and the impact of lower rates on funding more than offset the impact of lower inflation and rates on interest earning assets, which drove our net interest margin to increase from 2.00% in 2023 to 3.36% in 2024.
Net interest income from our reporting segments in 2024 totaled Ch$2,166,699 million and increased 3.8% compared to 2023. This rise was mainly due to asset growth in higher yielding products and lower funding costs.
•Net interest income from Retail banking increased 5.6% in 2024 compared to 2023. Total loans in the retail segment increased 2.8%, with a 2.8% rise in mortgage loans and a 5.6% increase in consumer lending. The average yield earned over consumer loans remained steady in 2024 and reached 15.1%. Despite lower interest rates, the Bank maintained a strict pricing policy on consumer loans due to ongoing concerns about unemployment. The average rate earned over residential mortgage loans fell from 7.9% in 2023 to 7.7% in 2024, in line with the reduction in UF inflation in the year. This was more than offset by the fall in rates paid over time deposits as mentioned above, which was driven by the Central Bank's rate cuts in 2024.
•Net interest income from Wealth Management increased 7.2% in 2024 compared to 2023, mainly driven by loan growth in this segment and lower funding costs.
•Net interest income from the Middle-market segment increased 1.2% in 2024 mainly due to lower funding costs driven by a lower interest rate environment partially offset by falling nominal yields earned over commercial loans, which fell in line with the reduction of rates in the year. Loans in this segment increased 0.3% in 2024 compared to 2023.
•Net interest income from the Corporate Investment Banking segment decreased 4.7% in 2024 compared to 2023 mainly due to the 25.5% reduction of this segment's loan portfolio in 2024. In 2024, CIB implemented a generate-to-distribute model that implies originating and then selling loans in this segment, while focusing on the higher profitability products and services such as transactional services and treasury products. The reduction in loan volumes was also partially offset by lower funding costs in the year.
•The loss in Other net interest income improved 61.8% in 2024 compared to 2023. Other net interest income consists mainly of net interest income from the Bank’s Asset & Liability Management ("ALM") and is managed by the Banks Financial Management Division. This includes net interest income from the Bank’s debt instruments recorded at fair value through other comprehensive income, deposits in the Central Bank, and the financial cost of supporting our cash position and financial investments held for trading (the interest income from which is recognized as net income from financial operations and not interest income). The result of the Bank’s inflation gap is also included in this line as well as the net impact of derivatives used to hedge our inflation gap or views on interest rates.
The result of corporate activities and ALM shows an improvement compared to the previous year, with the loss decreasing by 61.8% to Ch$379,913 million mainly due to an improvement in the cost of funding managed by this division in line with lower short-term rates, which improved the results from fair value hedges of interest rate risk on liabilities (micro hedges), mainly interest rate swaps. This shortened the duration of our liabilities and resulted in a lower rate paid over Central Bank and other borrowings. It is important to note that the last payment of the FCIC was made on July 1, 2024, eliminating this liability and reducing the financial assets used as collateral for this funding line with a net positive impact on other net interest income.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment at the dates indicated.

	At December 31,		% Change
	2024	2023	2024/2023

	(in millions of Ch)
Retail banking	31,942,515	31,072,731	2.8%
Wealth Management & Insurance	818,155	729,012	12.2%
Middle-market	6,044,799	6,026,504	0.3%
Corporate Investment banking	2,301,491	3,089,036	(25.5%)
Other(1)	216,884	(105,397)	305.8%
Total loans	41,323,844	40,811,886	1.3%
(1)Includes interbank loans.
The following table shows interest income of financial assets by valuation as of December 31, 2024 and 2023. The 3.4% decrease is mainly due to the reduction in financial investments in 2024 compared to 2023 and the lower variation of the UF, which had a negative impact on commercial and mortgage loans denominated in this unit partially offset by volume growth.

	At December 31,		% Change
	2024	2023	2024/2023

	(in millions of Ch)
Financial assets measured at amortized cost(1)	4,160,400	4,039,618	3.0%
Financial assets measured al FVOCI(2)	162,086	436,283	(62.8%)
Interest income not including income from hedge accounting	4,322,486	4,475,901	(3.4%)
(1)Financial assets measured at amortized cost include loans measured at amortized cost as described above and investments under resale agreements. The effective interest method is used in the calculation of the amortized cost of the financial asset and in the allocation and recognition of the interest revenue over the relevant period.
(2)Financial assets measured at fair value through other comprehensive income include the interest income from debt instruments. These mainly consisted of securities and bonds of the Central Bank that contain contractual terms that give rise on specific dates to cash flows that are solely payments of principal and interest (SPPI), and are measured at FVOCI.

Fee and Commission Income
Net fees and commission income increased 8.8% to Ch$547,066 million in the twelve-month period ended December 31, 2024 compared to the same period in 2023. Fee growth in 2024 continued to be driven by client growth, improved cross-selling indicators, and greater availability and usage of our digital platforms. This was partially offset by the negative impact of regulation the set a cap on card interchange fees.

	Year ended December 31,		% Change
	2024	2023	2024/2023
Total clients(1)	4,311,488	4,052,314	6.4%
Active clients(2)	2,556,462	2,398,741	6.6%
Loyal clients(3)	1,305,953	850,905	53.5%
Digital clients(4)	2,238,774	2,113,128	5.9%
(1)Number of clients registered for at least one product.
(2)Number of clients that have used at least one product at least one time in the past month.
(3)Clients with four or more products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME and Middle-market cross-selling is differentiated by client size using a point system that depends on the number of products, usage of products and income net of risk.
(4)Number of clients that used at least one digital channel with password during the last month.
The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2024 and 2023.

	Year ended December 31,		% Change
	2024	2023	2024/2023

	(in millions of Ch$)
Card services (credit, debit and ATM cards)	129,836	131,418	(1.2%)
Getnet (acquirer)	78,623	49,039	60.3%
Brokerage of mutual funds	75,932	60,823	24.8%
Management of accounts (checking and debit)	73,076	59,538	22.7%
Collection and payments	65,187	60,912	7.0%
Insurance brokerage	60,528	61,511	(1.6%)
Guarantees and Letters of credit	34,893	34,462	1.3%
Financial advisory	28,378	15,422	84.0%
Office banking	19,958	18,636	7.1%
Prepayments	17,108	14,151	20.9%
Others	(36,453)	(3,272)	1014.1%
Total fees and commission income, net	547,066	502,640	8.8%
Fees from card services decreased 1.2% in 2024. This fall was mainly due to regulations that lowered the maximum interchange rates for credit cards from 1.48% to 1.14%, for debit cards from 0.6% to 0.5% and for prepaid cards from 1.04% to 0.94%.
Fees from Getnet, the Bank's subsidiary in the acquiring business, increased 60.3% in 2024 compared to 2023. This was driven by strong growth in the number of SME customers of Getnet and greater usage of cards for payments in Chile. Furthermore, as a result of the development of more sophisticated and integrated solutions, Getnet is now attracting larger retailers with national coverage. The amount of Getnet POS in operation reached 277,683 at year-end 2024 and increased 39.7% compared to the same period of 2023.

Fees from the brokerage of mutual funds increased 24.8% in 2024 compared to 2023 driven by a rise in sales of funds to our clients driven by positive returns in both the equity and fixed income funds.
Fees from management of accounts increased 22.7% in 2024 compared to 2023 driven by continued strong account opening growth as a result of our client friendly digital platforms, such as Más Lucas and Santander Life, and positive evolution of client satisfaction and cross-selling indicators. An example of this is the growth of 25.9% in U.S. dollar-denominated accounts in the 12 months ended November 2024. Furthermore, Getnet’s growth is leading to an increase in business current accounts, which grew 25.1% in the 12 months ended November 2024.
Fees from collections and payments increased 7.0% in 2024 compared to 2023 due to higher collection of loan fees and loan-related insurance premiums.
Insurance brokerage fees decreased 1.6% due to an increase in competition in various products lines from banks and non-bank entities.
Fees from guarantees and letters of credit increased 1.3% in 2024 compared to 2023. This line corresponds to international and foreign trade financing business with clients. The rise was mainly due to the growth in economic activity and export growth in 2024.
Fees from financial advisory grew 20.9% in 2024. Our Middle-Market segments experienced an important rise in large advisory deals during the year.
Fees from office banking, the Bank's online digital banking platform for companies, increased 84.0% in 2024 compared to 2023, mainly due to more and better functionalities that has driven higher usage of this banking platform by our corporate, middle-market and SME customers.
Fees from the prepayment of loans increased 7.1%. As rates remained high in the year prepayments of loans in various products remained high.
The 1,014.1% increase in the loss from other fee income in 2024 compared to 2023 was mainly due to the fact that in 2023, and as part of our agreement with our main insurance underwriter, Zurich Chile, the Bank had exceeded certain performance indicators recognizing one-time income for this performance, which was not repeated in 2024.
The following table sets forth, for the periods indicated our fee income broken down by segment for the periods indicated:

	Year ended December 31,		% Change
	2024	2023	2024/2023

	(in millions of Ch$)
Retail banking	454,194	384,415	18.2%
Wealth Management & Insurance	23,183	20,462	13.3%
Middle-market	43,954	37,394	17.5%
Corporate Investment banking	54,901	49,793	10.3%
Other	(29,166)	10,576	(375.8%)
Total fees and commission income, net	547,066	502,640	8.8%
Fees from Retail banking increased 18.2% in 2024 compared to 2023 mainly driven by higher fees from management of accounts, mutual fund brokerage, and Getnet, our acquiring business geared toward SME clients. The greater availability and usage of our digital platforms, better cross-selling indicators and positive trends of our Net Promoter Score drove strong product growth in this segment. This growth was partially offset by the negative impact of lower interchange fees on card fees.
Fees from Wealth Management increased 13.3% in 2024 compared to 2023 due to high mutual fund brokerage fees and insurance brokerage as well as better cross-selling indicators.

The 17.5% increase in fees from the Middle-market segment in 2024 compared to 2023 was mainly due to higher fees form financial advisory services, greater customer activity due to the slight pick up in economic growth and greater use of our digital platforms and Getnet. This led to greater fees from payments and collection services, financial advisory and office banking.
Fees from the Corporate Investment Banking segment increased 10.3% in 2024 compared to 2023, mainly due to greater fees financial advisory and transactional services. In 2024, CIB implemented a generate-to-distribute model that implies originating and then selling loans in this segment, while focusing on more profitable transactional products and services.
Fees in Other totaled a loss of Ch$29,166 million in 2024 compared to a gain of Ch$10,576 million in 2023. This difference was mainly due to the fact that in 2023, and as part of our agreement with our main insurance underwriter, Zurich Chile, the Bank had exceeded certain performance indicators recognizing one-time income for this performance, which was not repeated in 2024.
Net Income from Financial Operations
The following table sets forth information regarding our income (loss) from financial transactions for the years ended December 31, 2024 and 2023.

	Year ended December 31,		% Change
	2024	2023	2024/2023

	(in millions of Ch$)
Net income/(expense) from financial assets and liabilities for trading	85,013	91,761	(7.4%)
Net income from derecognising financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income	(37,068)	(120,934)	(69.3%)
Net income from exchange, adjustment and hedge accounting of foreign exchange	202,574	331,628	(38.9%)
Net income from financial operations	250,519	302,455	(17.2%)

Net income from financial operations amounted to Ch$250,519 million for the year ended December 31, 2024, a decrease of 17.2% compared to the year ended December 31, 2023. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our Financial Management Division. The lower result was mainly due to lower results from various liability management activities, including the unwinding of interest rate and currency hedges and the repurchase of bonds by the Bank. These activities are expected to help maintain margins going forward, but resulted in the above loss in the short term. This was partially offset by improved results in our client treasury services.
Net income from financial assets and liabilities for trading at fair value through the profit and loss statement totaled a gain of Ch$85,013 million in the year ended December 31, 2024 and decreased 7.4% compared to 2023. This decrease was mainly due to lower results from derivative contracts accounted under this method. This was partially offset by better results from debt financial instruments when compared to 2023.
Net income from derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income totaled a loss of Ch$37,068 million in the year ended December 31, 2024 compared to a loss of Ch$120,934 million in the same period in 2023. This result mainly corresponds to our Financial Management Division. In both 2024 and 2023, this division derecognized fixed income instruments in its portfolio, which is mainly comprised of Chilean Central Bank bonds. In 2023, the Bank recognized a greater loss for the available for sale instruments than in 2024. Since long-term rates remain above purchase yields, this derecognition has resulted in a loss in this line item, which was previously recorded as a loss in OCI in equity.
Net income from exchange, adjustment and hedge accounting of foreign exchange totaled Ch$202,574 million in the year ended December 31, 2024, a decrease of 38.9% compared to the gain obtained in 2023. Internal Bank policy does not allow significant foreign currency mismatches and requires that the results registered in Net income from financial operations include not only the market-to-market of our foreign currency spot position, but also the results of the derivatives used to hedge currency risk and currency exchange services. The mark-to-market of our spot position and the derivatives used to hedge foreign currency risk are classified in the line item: Net income from exchange, adjustment and hedge accounting of foreign exchange. For more details regarding our management and exposure to foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management—Market risk – local and foreign financial management.”
This lower result from exchange, adjustment and hedge accounting of foreign exchange was mainly due to lower net income from foreign currency exchange. The Chilean peso depreciated 13.7% in 2024 and depreciated 2.9% in 2023 against the U.S. dollar. The Bank generally has more liabilities than assets in its spot position, since the amount of long-term funding and deposits in dollars tends to be greater than loans and financial investments in this currency. Therefore, the results from Net income from foreign currency exchange included in this line item reflect the impact on the Bank's profit and loss statement of the movements in the exchange rate of the non-hedged portion of the balance sheet and registered a loss of Ch$611,012 million in 2024 compared to a loss of Ch$83,695 million in 2023. Conversely, the Net income from hedge accounting of foreign currency risk included in these results totaled a gain of Ch$800,404 million in 2024 compared to Ch$405,488 million in 2023. For more information please see Note 27-Net Income (Expenses) from Financial Operations-Net income from exchange, adjustment and hedge accounting of foreign currency of the Consolidated Balance Sheet.
In order to more easily compare the results from net income from financial operations, we present the following table that separates the results by lines of business for 2024 and 2023.

	Year ended December 31,		% Change
	2024	2023	2024/2023

	(in millions of Ch$)
Client treasury products	193,469	181,621	6.5%
Market-making with clients	79,895	64,466	23.9%
Client treasury services	273,364	246,087	11.1%
Sale of loans and charged-off loans	1,874	(767)	344.2%
CVA adjustments	1,074	(5,995)	117.9%
Financial Management Division and others(1)	(25,793)	63,131	(140.9%)
Non-client treasury income (loss)	(22,845)	56,368	(140.5%)
Total financial transactions, net	250,519	302,455	(17.2%)
(1)The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.
Income from client treasury services totaled Ch$273,364 million, an increase of 11.1% compared to 2023. The results from client treasury products and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2024, demand for these types of products on behalf of corporate clients remained strong due to successful execution of various important corporate deals in the year and on-going volatility in the interest rate and foreign exchange markets. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years and market condition vary each year.
The results from non-client treasury income totaled a loss of Ch$22,845 million in 2024. These results include the income from sale of loans, including charged-off loans, CVA adjustments and most importantly, the treasury results from our Financial Management Division. The results of the Bank’s Financial Management Division totaled a loss of Ch$25,793 million in 2024 compared to Ch$63,131 million in 2023. During 2024, as long-term interest rates remained high, the Bank carried out various liability management exercises including the unwinding of rate and currency hedges and the repurchase of its bonds. These operations will help to sustain margins going forward, but in the short-term produced the aforementioned loss.
The results from the sale of loans totaled a gain of Ch$1,874 in 2024 compared to a loss of Ch$767 million in 2023. The results from CVA adjustment improved from a loss of Ch$5,995 million in 2023 to a gain of Ch$1,074 million in

2024. During 2024, the CVA adjustment resulted in a gain due to lower market and foreign exchange volatility in 2024 compared to 2023, which improved the credit risk of the Bank's counterparties in derivative transactions.
Other Operating Income, Income from investments in associates and other companies and Net income form non-current assets and non-continued operations

	Year ended December 31,		% Change
	2024	2023	2024/2023

	(in millions of Ch$)
Income from investments in associates and other companies	10,436	8,763	19.1%
Net income from non-current assets and non-continued operations	4,049	13,154	(69.2%)
Other operating income	8,048	3,807	111.4%
Total	22,533	25,724	(12.4)%
Other Operating Income, Income from investments in associates and other companies and Net income from non-current assets and non-continued operations decreased by 12.4% in 2024 compared to 2023.
Income from investments in associates and other companies increased 19.1% in 2024 due to a gain of Ch$1,903 million from the sale of a 1.28% stake in Cámara de Compensación de Alto Valor S.A.
Net income from non-current assets and non-continued operations decreased 69.2% in 2024 mainly due to lower income from repossessed assets and higher expenses for maintenance of assets received in lieu of payment.
Other operating income increased 111.4% in 2024 due to better results from business alliances mainly related to our auto lending business and the relation with car dealerships.
Operating Expenses
The following table sets forth information regarding our operating expenses in the years ended December 31, 2024 and 2023.

	Year ended December 31,		% Change
	2024	2023	2024/2023

	(in millions of Ch$)
Personnel salaries and expenses	(398,819)	(412,275)	(3.3%)
Administrative expenses	(366,431)	(320,111)	14.5%
Depreciation and amortization	(141,435)	(143,762)	(1.6%)
Impairment of property, plant and equipment	(1,295)	(1,912)	(32.3%)
Other operating expenses	(114,739)	(31,638)	262.7%
Total operating expenses	(1,022,719)	(909,698)	12.4%
Efficiency ratio(1)	39.2%	47.3%
(1)The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, net income from financial operations, and other operating income.
Operating expenses in the year ended December 31, 2024 increased 12.4% compared to the corresponding period in 2023 mainly due to an increase in other operating expenses. The increase in other operating expenses was mainly due to Ch$43,156 million in restructuring charges incurred in 2024 and recognized in this line item. The efficiency ratio improved to 39.2% in 2024 compared to 47.3% in 2023, reflecting the strong increase in revenues in the year.

Personnel salaries and expenses in the year ended December 31, 2024 decreased 3.3% compared to the corresponding period in 2023, mainly due to the 5.1% decrease in headcount during the year and lower severance payments, as the cost for headcount reduction had been provisioned for in previous periods.
Administrative expenses increased 14.5% in the year ended December 31, 2024 compared to the corresponding period in 2023. This rise was mainly due to ongoing investments in IT and the digitalization of our banking services. The depreciation of the Chilean peso also negatively affected administrative costs denominated in foreign currency, especially outsourced services that are mainly related to IT and processing costs. The growth of the Bank’s client base also increased data processing costs in 2024. This rise was partially offset by reductions in the Bank’s branch network. As of December 31, 2024, the Bank had a total of 236 branches, 98 of which were in the efficient WorkCafé or Workcafé Expresso format. The table below provides a breakdown of the Bank’s branch network during the periods indicated.

	Year ended December 31,		% Change
	2024	2023	2024/2023

	(in millions of Ch$)
Traditional branches	124	136	(8.8%)
Workcafés	98	91	7.7%
Select	3	4	(25.0%)
Middle-market & other payment centers	11	16	(31.3%)
Total branches	236	247	(4.5%)
Total ATMs (including depositary ATMs)	2,059	2,103	(2.1%)
Depreciation and amortization expense decreased 1.6% in 2024 compared to 2023 mainly due to the lower depreciation of right of use assets in line with the reduction in our branch network.
The impairment expense decreased 32.3% in 2024 compared to 2023 as in 2023 an impairment was recognized related to the software development of Superdigital, a prepaid card that has been replaced by Más Lucas, a sight account. This was partially offset by an increase in the impairment related to of right of use assets.
Other operating expenses grew 262.7% in 2024 compared to 2023. This rise mainly corresponds to Ch$43,156 million in restructuring charges incurred in 2024 and recognized in this line item. These restructuring charges are mainly due to the on-going restructuring of our branch network and other digital transformations. In 2024, we also recorded a Ch$34 billion rise in operating risk charge-offs and provision which was compensated in part by higher recoveries of operational risk of Ch$22 billion. Furthermore the Bank incurred greater expenses of insurance premiums related to operating risk such as fraud insurance,
See “Note 29—Other Operating Income and Expenses” to our Audited Consolidated Financial Statements for more detail on Other operating expenses.

The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment. These amounts exclude impairment and other operating expenses.

	Year ended December 31,		% Change
	2024	2023	2024/2023

	(in millions of Ch$)
Retail banking	(715,845)	(701,820)	2.0%
Wealth Management & Insurance	(33,494)	(30,724)	9.0%
Middle-market	(43,343)	(41,176)	5.3%
Corporate Investment banking	(97,420)	(90,944)	7.1%
Other	(17,878)	(13,396)	33.5%
Total personnel, administrative expenses, depreciation and amortization (1)	(907,980)	(878,060)	3.4%
(1)Excludes impairment and other operating expenses.
The 3.4% increase in total costs recognized by our business segments was mainly due to greater business activity, higher product usage, and the impact of the depreciation of the Chilean peso on administrative expenses. In Retail Banking, the increase was mainly due to the rise in the client base and accounts, partially offset by the positive impact on costs of less branches. Costs in the Wealth Management and Insurance segment increased 9.0% and was mainly driven by greater business activity and IT investments. Costs in the Middle-market and CIB segments increased 5.3% and 7.1%, respectively in line with general business trends in these segments and driven by the growth of as transactional services, wages and IT investments.
Provision for loan losses (P&L)
The following table sets forth certain information relating to the P&L impacts of our provision for expected credit losses for the year ended December 31, 2024.

For the year ended	Stage 1		Stage 2		Stage 3
December 31 2024	Corporate	Other (2)	Corporate	Other (2)	Corporate	Other (2)	TOTAL (1)

	(in millions of Ch$)
Commercial loans	(3,447)	(9,814)	(842)	(3,100)	(84,997)	(147,393)	(249,593)
Mortgage loans	—	(1,515)	—	(6,783)	—	(45,276)	(53,574)
Consumer loans	—	1,347	—	(6,022)	—	(352,972)	(357,647)
Contingent loans	(696)	3,152	(91)	(653)	963	227	2,902
Loans and account receivable at FVOCI	(1,040)	—	—	—	—	—	(1,040)
Debt at FVOCI	(188)	—	—	—	—	—	(188)
Debt at amortised cost	606	—	—	—	—	—	606
Subtotal	(4,765)	(6,830)	(933)	(16,558)	(84,034)	(545,414)	(658,534)
Recovery of loans previously charged-off							153,944
TOTAL							(504,590)
(1)Includes overlays for an amount of Ch$89,994 million. See Note 37, Risk management to our Audited Consolidated Financial Statements
(2)Includes Mortgages, Consumer and Other Commercial loans.

For the year ended December 31, 2024, the P&L impact for provisions for expected credit loss totaled Ch$504,590 million and increased 56.3% compared to 2023. This increase was mainly due to a rise of risk in commercial and consumer loans. This trend was partially offset by a 43.8% rise in recoveries of loans previously charged-off. The table below breaks down these results by main product item:

	Year ended December 31,		% Change
	2024	2023	2024/2023

	(in millions of Ch$)
Commercial loans	(249,593)	(155,717)	60.3%
Mortgage loans	(53,574)	(91,569)	(41.5%)
Consumer loans	(357,647)	(206,172)	73.5%
Contingent loans	2,902	24,363	(88.1%)
Loans and account receivable at FVOCI	(1,040)	201	617.4%
Debt at FVOCI	(188)	78	341.0%
Debt at amortised cost	606	(1,038)	158.4%
Subtotal	(658,534)	(429,854)	53.2%
Recovery of loans previously charged-off	153,944	107,069	43.8%
Total Provision for Loan Losses	(504,590)	(322,785)	56.3%
Provisions for expected credit losses of our commercial loans totaled Ch$249,593 million for the year ended December 31, 2024 and increased 60.3% compared to 2023. In commercial loans, deterioration of asset quality was mainly concentrated in the construction and agricultural sectors and SMEs, as the aftershocks of the high interest environment of previous years continued to negatively affect these sectors. This is reflected in the rise in loans classified from Stage 1 to Stage 2 and a rise in commercial loans classified in Stage 3 during 2024.
Provisions for expected credit losses for mortgage loans totaled Ch$53,574 million for the year ended December 31, 2024, and decreased 41.5% compared to 2023. Mortgage loans increased 2.8% in 2024 compared to 2023. In 2023, the level of loans classified in Stage 2 and Stage 3 increased by 130.6% from Ch$1,056,929 million to Ch$2,437,716 million, leading to an important rise in the provision for loan losses in said year. In 2024, the velocity of deterioration of asset quality in this product diminished reflected in the amount of residential mortgage loans classified in Stage 2 and 3, which increased 14.7% to Ch$2,797,113 million, resulting in lower provisions for loan losses in mortgage loans in 2024 compared to 2023.
The provisions for expected credit losses for consumer loans totaled Ch$357,647 million and increased 73.5% in 2024 compared to 2023. During 2024, the consumer loan book increased 5.6%, mainly driven by a rise in credit card loans. This, together with persistently high levels of unemployment led to a net increase of Ch$350 billion in consumer loans transferred from Stage 2 to Stage 3. Regardless of other factors, if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial recognition and consumer loans are written off after 6 months. In 2024, write-off for this loan book increased 30.3% and totaled Ch$353,290 million
Provisions for contingent loans totaled a reversal of Ch$2,902 million for the year ended December 31, 2024 compared to a provision reversal of Ch$24,363 million in 2023. In 2023, an update was performed on the forward-looking parameters of contingent credit card loans, resulting in a release of provision over these contingent loans, which was not repeated in 2024.
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
Recoveries on loans previously charged-off increased 43.8% in 2024 compared to 2023 as greater amounts of write-offs led to higher recoveries. The Bank also has performed some reorganizations of its collection areas leading to higher recoveries. The following table shows recoveries of loans previously charged-off by type of loan.

	Year ended December 31,		% Change
	2024	2023	2024/2023

	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	35,748	27,722	29.0%
Residential mortgage loans	45,486	27,763	63.8%
Commercial loans	72,710	51,584	41.0%
Total recoveries	153,944	107,069	43.8%
In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions as disclosed in “Note 27—Net Income (Expense) from Financial Operations” of our Audited Consolidated Financial Statements. The following table sets forth information about our sale of charged-off loans for the years ended December 31, 2024 and 2023.

	Year ended December 31,		% Change
	2024	2023	2024/2023

	(in millions of Ch$)
Gains (losses) on sale of loans previously charged off	1,874	(767)	344.2%
The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Year ended December 31,		% Change
	2024	2023	2024/2023

	(in millions of Ch$)
Retail banking	(446,842)	(295,144)	51.4%
Wealth Management & Insurance	(2,430)	(77)	3055.8%
Middle-market	(53,695)	(37,515)	43.1%
Corporate Investment banking	(2,995)	10,418	128.7%
Other	1,372	(467)	(393.8%)
Total provisions, net	(504,590)	(322,785)	56.3%
Net provision expense in retail banking increased 51.4% in 2024 compared to 2023. The increase in provision expense in consumer loan for individuals and commercial loans to SMEs drove this rise for the aforementioned reasons. Moreover, in 2023, an update was performed on the forward-looking parameters of contingent credit card loans, resulting in a release of provision over these contingent loans that was not repeated in 2024.
Net provisions expense from Wealth Management totaled Ch$2,430 million in 2024 in line with business growth in this segment.
Net provision expense from the Middle-market segment increased 43.1% in 2024. In commercial loans, deterioration of asset quality was mainly concentrated in the construction and agricultural sectors, which are sectors mainly attended in this segment.

Net provision expense from CIB totaled Ch$2,995 in 2024 compared to a reversal of Ch$10,418 million in 2023. Albeit low, there was some minor deterioration in credit quality in this segment due to sluggish economic growth.
As of December 31, 2024, the Bank maintains Ch$89,994 million in residual overlays, to cover certain defaulted loans from mortgage and other commercial portfolios. to cover certain defaulted loans from mortgage and other commercial portfolios. We believe that our loan loss allowances are currently adequate for all known and expected credit losses.
Income tax

	Year ended December 31,		% Change
	2024	2023	2024/2023

	(in millions of Ch$)
Net operating income before income tax	1,079,595	691,385	56.1%
Income tax expense	(219,745)	(97,548)	125.3%
Effective tax rate(1)	20.4%	14.1%
(1)The effective tax rate is the income tax expense divided by net operating income before income tax.
Total income tax expense by the Bank in 2024 was Ch$219,745 million, an increase of 125.3% compared to 2023. Net operating income before income tax increased 56.1%. The Bank paid an effective tax rate of 20.4% in 2024 compared to 14.1% in 2023. The statutory corporate tax rate in Chile in 2023 and 2024 was 27%. The Bank usually pays a lower effective tax rate than the statutory rate since in our Chilean tax books we must re-measure capital each year for the variation in CPI inflation and this produces a tax loss. The rise in income tax expenses in 2024 compared to 2023 was mainly due to the increase in pre-tax income and a greater origination of temporary tax differences. See “Note 13—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.
B.Liquidity and Capital Resources
Sources of Liquidity
The following table sets forth Santander-Chile’s contractual obligations and commercial commitments by time remaining to maturity. As of the date of the filing of this Annual Report, the Bank does not have significant purchase obligations. As of December 31, 2024, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total

	(in millions of Ch$)
As of December 31 2024
Obligations under repurchase agreements	—	276,588	—	—	276,588	—	—	—	—	276,588
Checking accounts, time deposits and other time liabilities(1)	15,043,926	7,900,056	4,047,333	4,369,825	31,361,140	464,268	371	30,565	495,204	31,856,344
Financial derivatives contracts	—	572,712	722,143	1,914,050	3,208,905	3,734,434	2,067,825	4,042,254	9,844,513	13,053,418
Interbank borrowings	44,803	482,959	368,147	2,469,277	3,365,186	868,932	—	103,829	972,761	4,337,947
Issued debt instruments	—	771,983	295,713	1,578,811	2,646,507	2,320,666	1,168,681	1,997,421	5,486,768	8,133,275
Lease liabilities	—	—	—	12,685	12,685	24,210	15,583	14,404	54,197	66,882
Other financial liabilities(2)	—	200,541	—	—	200,541	—	—	—	—	200,541
Subtotal	15,088,729	10,204,839	5,433,336	10,344,648	41,071,552	7,412,510	3,252,460	6,188,473	16,853,443	57,924,995
Contractual interest payments(3)	—	276,588	—	—	276,588	—	—	—	—	276,588
Total	15,088,729	10,481,427	5,433,336	10,344,648	41,348,140	7,412,510	3,252,460	6,188,473	16,853,443	58,201,583
(1)Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.
(2)Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.
(3)The table above includes future cash interest payments. For variable rate obligations, we assume the same rate as the last rate known. Various of the payment obligations in the table above are variable debt instruments, since they are denominated in UF, for which we have estimated a long-term inflation rate equal to 3%, which is at the center of the Central Bank’s long-term inflation target. No exclusions requiring further explanation have been made in this table.
The Bank has checking accounts, time deposits and other time liabilities maturing within one year amounting to Ch$31,361,140 million as of December 31, 2024. Santander-Chile’s liquidity depends upon its (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings. The Bank has a liquidity portfolio of Ch$9,662,647 million as of December 31, 2024, including cash and liquid assets defined by the Bank’s Asset and Liability Committee (ALCO) in line with BIS III guidelines.
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
Most instruments maturing after one year are financial derivative contracts and issued debt instruments. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is placed on lengthening the maturities of funding with institutional clients, diversifying our bondholder base. Overall, the management of our liquidity and funding has led to an LCR ratio of 190.8% and a NSFR of 106.3% as of December 31, 2024. Furthermore, the Bank also has regulatory capital of Ch$6,961,316 million, representing 17.06% of our risk-weighted assets as of December 31, 2024.

Lease liabilities
Certain bank premises and equipment are leased and the scheduled maturities of obligations for lease agreements as of December 31, 2024 were as follows:

As of December 31 2024
(in millions of Ch$)
Due within 1 year	12,685
Due after 1 year but within 2 years	13,483
Due after 2 years but within 3 years	10,727
Due after 3 years but within 4 years	8,361
Due after 4 years but within 5 years	7,222
Due after 5 years	14,404
Total	66,882
Other Commercial Commitments
As of December 31, 2024, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total

Other Commercial Commitments	(in millions of Ch$)
Guarantees	190,280	210,542	1,046,159	685,126	72,028	4,372	2,208,507
Confirmed foreign letters of credit	54,370	120,665	102,445	30,927	-	-	308,407
Pledges and other commercial commitments	19,508	96,411	167,156	66,183	16,674	-	365,932
Total other commercial commitments	264,158	427,618	1,315,760	782,236	88,702	4,372	2,882,846
Other equity instruments
On October 2021, the Bank issued a perpetual bond for U.S.$700 million at an annual rate of 4.63% with no fixed maturity and that is not redeemable before five years from the date of issuance. The trigger (going concern) was set at 5.125% and the bond considers an expiration absorption mechanism. The amount outstanding in Ch$ million at year-end was as follows:

	As of December 31 2024
	Current	Non-current	Total

	Ch$ million
Other equity instruments issued other than capital (Perpetual bond)	—	693,382	693,382
Total	—	693,382	693,382
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

(a)Amortized Cost
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
Debt financial instruments at amortized cost
These instruments include high rated loans and Central Bank bonds and notes.

	As of December 31 2024
	2024	2023	2022

	(in millions of Ch$)
Chilean Central Bank and Government securities	4,852,552	8,178,624	4,692,441
Other Chilean Securities	—	—	—
Foreign securities	324,527	—	—
Investment in mutual funds	—	—	—
Total (gross carrying amount)	5,177,079	8,178,624	4,692,441
(b)Fair Value through Other Comprehensive Income (FVOCI)
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

Debt financial instruments at fair value through other comprehensive income (FVOCI) – under IFRS 9
As of December 31, 2024, 2023 and 2022, the debt instruments at fair value through other comprehensive income (FVOCI) in accordance with IFRS 9 are as follows:

	As of December 31 2024
	2024	2023	2022

	(in millions of Ch$)
Chilean Central Bank and government securities
Chilean Central Bank financial instruments	199,903	2,286,541	3,258,417
Chilean Treasury bonds and notes	1,273,701	737,705	981,939
Other Chilean government financial instruments	—	454	—
Subtotal	1,473,604	3,024,700	4,240,356
of which sold under repurchase agreement	397,334	207,280	86,554
Other Chilean debt financial securities
Chilean Bank debt financial instruments	5,006	6,656	11,774
Other Chilean financial instruments	—	—	—
Subtotal	5,006	6,656	11,774
of which sold under repurchase agreement	—	91	80
Foreign financial securities
Foreign Central Banks debt financial instruments	1,001,105	1,238,866	1,438,155
Other foreign financial instruments	207,770	265,803	111,094
Subtotal	1,208,875	1,504,669	1,549,249
of which sold under repurchase agreement	—	127,752	—
Total	2,687,485	4,536,025	5,801,379
(c)Fair Value through Profit or Loss (FVTPL)
Financial assets that do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial assets, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling.
Financial assets held for trading are recognized at fair value through profit or loss, likewise derivatives contracts for trading purposes.
Financial Instruments Held For Trading

	As of December 31 2024
	2024	2023	2022

	(in millions of Ch$)
Central Bank and Government Securities	324,982	98,308	68,649
Other Chilean Securities	4,345	—	4,698
Foreign financial debt securities	—	—	—
Investments in mutual funds	—	—	—
Total	329,327	98,308	73,347

In 2024, the Bank increased its investment in Central Bank and government securities in view of the rates offered in relation to their expected risk.

(d)Equity Instruments
For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognized in profit or loss. Gains or losses on derecognition of these equity instruments are not transferred to profit or loss.
Analysis of investments
The following table sets forth an analysis of our investments as of December 31, 2024 by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate

(in millions of Ch$, except rates)
As of December 31 2024 Financial Assets Held for Trading at fair value Central Bank and Government Securities
Chilean Central Bank financial instruments	—	—	—	—	—	—	—	—	—	—
Chilean Treasury bonds and notes	642	4.7	247,661	5.5	71,916	5.4	4,763	4.9	324,982	5.4
Other Chilean government financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	642	—	247,661	—	71,916	—	4,763	—	324,982	—
Other Chilean debt financial securities	—	—	—	—	—	—	—	—	—	—
Chilean Bank debt financial instruments	—	—	—	—	—	—	—	—	—	—
Chilean bonds and commercial papers	—	—	—	—	—	—	4,345	3.9	4,345	3.9
Other Chilean financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	4,345	—	4,345	—
Foreign financial debt securities	—	—	—	—	—	—	—	—	—	—
Foreign Central Banks debt financial instruments	—	—	—	—	—	—	—	—	—	—
Other foreign financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Investments in mutual funds	—	—	—	—	—	—	—	—	—	—
Funds managed by related entities	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Total	—	—	247,661	—	71,916	—	9,108	—	329,327	—

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate

	(in millions of Ch$, except rates)
As of December 31 2024 Debt instruments at amortized cost
Chilean Central Bank debt financial instruments	—	—	—	—	—	—	—	—	—	—
Chilean Treasury bonds and notes	—	—	4,714,990	3.9	137,561	6.2	—	—	4,852,551	4.0
Subtotal	—		4,714,990		137,561	—	—	—	4,852,551
Foreign debt financial securities	—	—	—	—	—	—	—	—	—	—
Other foreign debt financial instruments	—	—	177,738	4.80	146,789	4.90	—	—	324,527	4.83
Subtotal	—	—	177,738	—	146,789	—	—	—	324,527	—
Total	—	—	4,892,728	—	284,350	—	—	—	5,177,078	—

Debt instruments at FVOCI
Chilean Central Bank financial instruments	199,903	4.90	—	—	—	—	—	—	199,903	4.90
Chilean Treasury bonds and notes	—	—	784,571	4.60	489,130	1.80	—	—	1,273,701	3.50
Other Chilean government financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	199,903	—	784,571	—	489,130	—	—	—	1,473,604	—
Other Chilean Securities
Chilean Bank debt financial instruments	164	3.70	2,712	3.50	1,299	3.70	831	4.10	5,006	3.70
Chilean bonds and commercial papers	—	—	—	—	—	—	—	—	—	—
Other Chilean financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	164	—	2,712	—	1,299	—	831	—	5,006	—
Other Financial Securities
Foreign Central Banks debt financial instruments	—	—	—	—	—	—	—	—	—	—
Foreign government and state debt financial instruments	1,001,105	—	—	—	—	—	—	—	1,001,105	—
Other foreign debt financial instruments	—	—	—	—	207,770	5.00	—	—	207,770	5.00
Subtotal	1,001,105	—	—	—	207,770	—	—	—	1,208,875	—
Total	1,201,172	—	787,283	—	698,199	—	831	—	2,687,485	—
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
The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO now uses as its liquidity portfolio those defined by the FMC and the Central Bank, which are in line with those established in BIS III. As of December 31, 2024 and 2023, the breakdown of the Bank’s liquid assets by levels was the following:

	December 31, 2024	December 31, 2023
	(Ch$ million)	(Ch$ million)
Balance as of:
Cash and cash equivalent	2,416,812	1,969,547
Level 1 liquid assets (1)	7,241,318	6,072,282
Level 2 liquid assets (2)	4,517	6,240
Total liquid assets	9,662,647	8,048,069
(1)Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by states, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserve in the Central Bank are not included.
(2)Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Central Bank’s repo window.

	December 31, 2024	December 31, 2023
	(Ch$ million)	(Ch$ million)
Average balance as of:
Cash and cash equivalent	1,732,701	1,328,956
Level 1 liquid assets (1)	6,236,963	5,275,734
Level 2 liquid assets (2)	5,217	7,001
Total liquid assets	7,974,881	6,611,691
(1)Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by states, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserve in the Central Bank are not included.
(2)Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Central Bank’s repo window.
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

	Year ended December 31,
	2024	2023	2022

	Millions of Ch$
Net cash flow (used in) provided by operating activities	482,388	1,315,758	(358,988)
Our operating activities provided cash in an amount of Ch$482,388 million in 2024, mainly due an increase in profits, deposits, and other funding sources partially offset by the funds used in paying back of the FCIC obligation with the Central Bank of Chile. Our operating activities provided cash for Ch$1,315,758 million in 2023, mainly derived from the growth of time deposits and financial investments. This was partially offset by an increase in financial investment. Our operating activities used cash for Ch$358,988 million in 2022, mainly derived from an increase in loans and financial investment, partially offset by an increase in deposits, principally demand deposits.

	Year ended December 31,
	2024	2023	2022

	Millions of Ch$
Net cash (used in) provided by investment activities	(106,580)	(117,850)	(94,602)
In 2024, the Bank’s investment activities consumed cash in an amount of Ch$106,580 million, mainly due to the purchase of property, plant and equipment, which was mainly related to investments in the Workcafé branch network. Cash was also consumed by investments in intangible assets, mainly related to the Bank’s digital strategy. In 2023, the Bank’s investment activities consumed cash in an amount of Ch$117,850 million, mainly due to the purchase of intangible assets, mainly related to the digital strategy. In 2022, the Bank’s investment activities consumed cash in an amount of Ch$94,602 million, mainly due to purchases of property, plant and equipment, as well as intangible assets such as software.

	Year ended December 31,
	2024	2023	2022

	Millions of Ch$
Net cash provided by (used in) financing activities	(372,847)	(515,292)	(384,323)
In 2024, net cash used in financing activities was Ch$372,847 million and was mainly due to the payment of the annual dividend paid to shareholders in April 2024, which was lower than the dividend paid in 2023. In 2023, net cash used in financing activities was Ch$515,292 million due to the annual dividend payment, which was partially offset by issuance of subordinated bonds, which amounted to a cash increase of Ch$102,481 million. In 2022, net cash provided by financing activities was Ch$(384,323) million due to the placement of a perpetual bond, which amounted to a cash increase of Ch$595,175 million. This was partially offset by the annual dividend payment.

Deposits and Other Borrowings
The following table sets forth our average balance of liabilities for the years ended December 31, 2024, 2023, and 2022, in each case together with the related average nominal interest rates paid thereon.

	2024			2023			2022
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate

	(in millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	204,486	0.3%	4.5%	190,469	0.3%	3.6%	198,478	0.3%	11.3%
Time deposits	18,333,279	26.7%	5.0%	16,392,793	23.6%	7.4%	14,114,807	20.3%	5.9%
Central Bank borrowings	2,227,144	3.2%	5.1%	5,773,345	8.3%	12.2%	5,441,584	7.8%	8.5%
Repurchase agreements	567,006	0.8%	9.1%	779,214	1.1%	7.2%	450,632	0.6%	3.7%
Mortgage finance bonds	455	0.0%	11.4%	2,063	0.0%	9.3%	5,058	0.0%	17.3%
Commercial paper	639,541	0.9%	6.0%	613,212	0.9%	5.8%	298,142	0.4%	2.4%
Other interest bearing liabilities	14,707,545	21.4%	8.0%	14,920,208	21.5%	8.7%	14,449,972	20.8%	8.3%
Subtotal interest-bearing liabilities	36,679,456	53.5%	6.3%	38,671,304	55.6%	8.6%	34,958,673	50.4%	7.3%
Non-interest bearing liabilities
Non-interest bearing deposits	11,317,733	16.5%		11,099,866	16.0%		12,844,814	18.5%
Derivatives	11,710,435	17.1%		10,937,411	15.7%		11,979,276	17.3%
Other non-interest bearing liabilities	4,162,306	6.1%		4,108,850	5.9%		6,079,681	8.8%
Shareholders’ equity	5,028,887	7.3%		4,720,294	6.8%		3,524,063	5.1%
Subtotal non-interest bearing liabilities	31,926,462	46.5%		30,866,421	44.4%		34,427,834	49.6%
Total liabilities	68,605,918	100.0%		69,537,725	100.0%		69,386,507	100.0%
Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 43.2% of our average total liabilities and shareholders’ equity in 2024. As of December 31, 2024, the Bank’s top 20 time deposits represented 34.3% of total time deposits, or 8.6% of total liabilities and equity. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits
The following table sets forth the composition of our deposits and similar commitments at December 31, 2024, 2023, 2022, 2021, and 2020.

	2024	2023	2022	2021	2020

	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	11,898,457	11,014,748	11,711,969	14,385,633	11,342,648
Other deposits and demand accounts	915,917	854,595	1,016,896	1,773,233	1,583,183
Other demand obligations	1,446,235	1,668,483	1,357,361	1,742,072	1,635,062
Subtotals	14,260,609	13,537,826	14,086,226	17,900,938	14,560,893
Time deposits and other time deposits
Time deposits	16,867,607	15,939,325	12,779,206	9,926,507	10,421,872
Time saving accounts	221,973	189,757	191,257	195,570	153,330
Other time deposits	9,045	8,860	8,327	8,978	6,589
Subtotals	17,098,625	16,137,942	12,978,790	10,131,055	10,581,791
Total deposits and other commitments	31,359,234	29,675,768	27,065,016	28,031,993	25,142,684
Maturity of Interest Bearing Deposits
The following table sets forth information regarding the currency and maturity of our interest bearing deposits as of December 31, 2024, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currencies	Total
Demand deposits	0.0%	0.7%	0.0%	0.1%
Savings accounts	0.4%	18.7%	0.0%	1.3%
Time deposits:
Maturing within 3 months	69.3%	50.3%	77.8%	70.2%
Maturing after 3 but within 6 months	17.9%	13.7%	14.8%	17.0%
Maturing after 6 but within 12 months	9.2%	6.7%	7.1%	8.6%
Maturing after 12 months	3.2%	9.9%	0.3%	2.9%
Total time deposits	99.6%	80.6%	100.0%	98.7%
Total deposits	100.0%	100.0%	100.0%	100.0%
The following table sets forth information regarding the maturity of our outstanding time deposits as of December 31, 2024.

	Ch$	UF	Foreign Currencies	Total
Time deposits:
Maturing within 3 months	8,593,976	454,244	2,953,946	12,002,166
Maturing after 3 but within 6 months	2,212,873	124,100	562,897	2,899,870
Maturing after 6 but within 12 months	1,142,970	60,037	269,701	1,472,708
Maturing after 12 months	390,603	89,612	12,648	492,863
Total deposits	12,340,422	727,993	3,799,192	16,867,607

Short-term Borrowings
The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	2024		2023		2022
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate

	(in millions of Ch$, except percentages)
Obligations under repurchase agreements	567,006	9.1%	779,214	7.2%	450,632	3.7%
Obligations with the Central Bank	2,227,144	5.1%	5,773,345	12.2%	5,441,584	8.5%
Loans from domestic financial institutions	1,063,703	0.9%	55,839	7.0%	26,947	10.5%
Foreign obligations	3,794,062	8.0%	3,421,666	6.9%	3,426,605	2.3%
Total Short-term borrowings	7,651,915	6.3%	10,030,064	10.0%	9,345,768	6.0%
The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2024 Month-End Balance	Maximum 2023 Month-End Balance	Maximum 2022 Month-End Balance

	(in millions of Ch$)
Obligations under repurchase agreements	1,886,763	1,161,741	811,731
Obligations with the Central Bank	6,147,010	6,048,867	5,584,084
Loans from domestic financial institutions	819,596	225,604	237,870
Foreign obligations	4,355,474	4,271,414	3,890,552
Total short-term borrowings	13,208,843	11,707,626	10,524,237
Total Borrowings

	As of December 31, 2024
	Long-term	Short-term	Total

	(in millions of Ch$)
Loans from Central Bank (a)	—	—	—
Obligations under repurchase agreements	—	276,588	276,588
Mortgage finance bonds (b)	7	213	220
Senior bonds (c)	5,420,980	2,646,294	8,067,274
Mortgage bonds(d)	65,781	—	65,781
Regulatory capital financial instruments(e)	1,910,697	—	1,910,697
Borrowings from domestic financial institutions	40,000	12,311	52,311
Foreign borrowings(f)	932,481	3,353,155	4,285,636
Other obligations(g)	—	200,541	200,541
Total borrowings	8,369,946	6,489,102	14,859,048

	As of December 31, 2023
	Long-term	Short-term	Total

	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	—	6,048,867	6,048,867
Obligations under repurchase agreements	—	282,511	282,511
Mortgage finance bonds (b)	254	975	1,229
Senior bonds (c)	6,076,323	1,849,062	7,925,385
Mortgage bonds(d)	74,431	—	74,431
Regulatory capital financial instruments(e)	1,813,938	—	1,813,938
Borrowings from domestic financial institutions	—	46,218	46,218
Foreign borrowings(f)	477,801	3,793,613	4,271,414
Other obligations(g)	178	296,095	296,273
Total borrowings	8,442,925	12,317,341	20,760,266

	As of December 31, 2022
	Long-term	Short-term	Total

	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans (a)	5,584,084	—	5,584,084
Obligations under repurchase agreements	—	315,355	315,355
Mortgage finance bonds (b)	1,206	2,592	3,798
Senior bonds (c)	6,597,776	482,696	7,080,472
Mortgage bonds(d)	74,515	7,108	81,623
Regulatory capital financial instruments(e)	1,733,870	—	1,733,870
Borrowings from domestic financial institutions	—	41,318	41,318
Foreign borrowings(f)	—	3,239,363	3,239,363
Other obligations(g)	239	292,756	292,995
Total borrowings	13,991,690	4,381,188	18,372,878

(a)Loans from Central Bank
In response to the COVID-19 pandemic, the Central Bank made two lines of credit available to banks to reinforce their liquidity and to fund loans for SMEs with government guarantees. These lines of credit had an interest equal to the Central Bank’s monetary policy rate (MPR), which was 0.5% at the time the lines of credit were granted. These lines of credit were paid in full during 2024.

As of December 31, 2024
(in millions of Ch$)
Due within 1 year	—
Due within 1 and 2 year	—
Due within 2 and 3 year	—
Due within 3 and 4 year	—
Due after 5 years	—
Total loans from Chilean Central Bank	—
(b)Mortgage finance bonds
These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

As of December 31, 2024
(in millions of Ch$)
Due within 1 year	213
Due after 1 year but within 2 years	7
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total mortgage finance bonds	220
(c)Senior bonds
The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs, Ch$, CHF or U.S. dollars, and are principally used to fund assets with similar durations.

	As of December 31,
	2024	2023	2022

	(in millions of Ch$)
Santander bonds in UF	3,830,030	3,632,979	3,510,708
Santander bonds in USD	1,971,887	2,424,045	2,215,515
Santander bonds in CHF	866,942	637,203	644,780
Santander bonds in Ch$	827,738	619,386	223,467
Santander bonds in AUD	93,244	116,515	122,611
Current bonds in JPY	296,831	323,922	203,512
Santander bonds in EUR	180,602	171,335	159,879
Total senior bonds	8,067,274	7,925,385	7,080,472

The maturities of these bonds are as follows:

As of December 31, 2024
(in millions of Ch$)
Due within 1 year	2,646,294
Due after 1 year but within 2 years	1,329,369
Due after 2 year but within 3 years	991,289
Due after 3 year but within 4 years	600,858
Due after 4 year but within 5 years	530,873
Due after 5 years	1,968,591
Total bonds	8,067,274

In 2024, the Bank issued the following bonds:

Series	Currency	Amount	Term (years)	Issuance rate (% annual)	Issuance date	Placement date	Maturity date
AA13	UF	1,795,000	6 years	0.03	09-01-2023	01-03-2024	09-01-2029
AA14	UF	4,567,000	5 years	0.03	12-01-2023	02-07-2024	12-01-2028
W3	UF	3,160,000	7,5 years	0.02	12-01-2018	01-04-2024	06-01-2026
AA15	UF	1,615,000	7 years	0.03	10-01-2023	05-09-2024	11-01-2030
AA16	UF	3,000,000	2,5 years	0.03	04-01-2024	07-05-2024	10-01-2026
T21	UF	2,165,000	7.5 years	2.75	06-01-2022	07-08-2024	12-01-2029
T19	UF	5,000,000	11 years	2.65	08-01-2022	10-17-2024	08-01-2033
Total UF		21,302,000
AA7	CLP	7,350,000,000	3.5 years	0.07	02-24-2023	01-04-2024	08-01-2026
AA10	CLP	25,000,000,000	3 years	0.07	03-01-2023	03-25-2024	03-01-2026
AA8	CLP	67,500,000,000	4,5 years	0.07	03-01-2023	01-05-2024	09-01-2027
AA2	CLP	4,000,000,000	6.5 years	0.06	12-01-2022	01-11-2024	06-01-2029
AA9	CLP	41,700,000,000	8 years	0.06	11-01-2022	01-05-2024	11-01-2030
Total CLP		145,550,000,000
Bonos CHF	CHF	225,000,000	3 years	0.02	01-11-2024	01-25-2024	01-25-2027
Total USD		225,000,000
In 2023, the Bank issued the following bonds:

Series	Currency	Amount	Term (years)	Issuance rate (% annual)	Placement date	Series Maximum amount	Maturity date
W3	UF	2,724,000	7.5	1.60	12-01-18	02-21-23	06-01-26
W5	UF	3,790,000	9	1.80	03-01-19	01-19-23	03-01-28
AA13	UF	1,205,000	6	3.40	09-01-23	11-23-23	09-01-2029
Total UF		7,719,000
U7	CLP	3,000,000,000	5.5	7.00	03-01-22	02-24-23	09-01-27
T18	CLP	75,000,000,000	5.5	7.50	06-01-22	01-09-23	12-01-27
AA7	CLP	67,650,000,000	3.5	6.80	02-24-23	02-24-23	08-01-26
AA1	CLP	100,000,000,000	6.0	6.60	03-13-23	03-13-23	12-01-28
AA3	CLP	100,000,000,000	8.0	6.20	03-16-23	03-16-23	09-01-30
AA10	CLP	25,000,000,000	3.0	7.10	03-01-23	06-09-23	03-01-26
AA8	CLP	32,500,000,000	4.5	6.70	03-01-23	06-13-23	09-01-27
AA2	CLP	18,250,000,000	6.5	6.2	12-01-22	12-05-23	06-01-2029
AA9	CLP	3,000,000,000	8.0	6.3	11-01-22	12-20-23	11-01-2030
Total CLP		424,400,000,000
Bond USD	USD	30,000,000	1.0	5.84	04-12-23	04-19-23	04-19-24
Total USD		30,000,000
Bond JPY	JPY	10,500,000,000	1.0	0.60	04-24-23	04-28-23	04-28-24
Bond JPY	JPY	7,000,000,000	2.0	0.78	05-24-23	05-30-23	05-30-25
Bond JPY	JPY	8,000,000,000	2.0	0.78	10-20-23	10-27-23	10-27-25
Total JPY		25,500,000,000

(d)Mortgage bonds
These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80.0% and a debt servicing ratio of the client lower than 20.0%. All outstanding mortgage bonds are UF denominated.
The maturities of our mortgage bonds are as follows:

	As of December 31,
	2024	2023

	(in millions of Ch$)
Due within 1 year	—	—
Due after 1 year but within 2 years	—	13,997
Due after 2 year but within 3 years	—	14,398
Due after 3 year but within 4 years	36,950	14,812
Due after 4 year but within 5 years	—	15,240
Due after 5 years	28,831	15,984
Total mortgage bonds	65,781	74,431
During 2024 and 2023, the Bank did not place any mortgage bonds.
(e)Regulatory capital financial instruments
The following table sets forth, at the dates indicated, the balances of our regulatory capital financial instruments, which are entirely comprised of subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2024	2023	2022

	(in millions of Ch$)
Subordinated bonds linked to the U.S.$	199,701	175,233	169,835
Subordinated bonds linked to the UF	1,710,996	1,638,705	1,564,034
Total subordinated bonds	1,910,697	1,813,938	1,733,869
The maturities of these bonds, which are considered long-term, are as follows.

As of December 31,
(in millions of Ch$)
Due within 1 year	—
Due after 1 year but within 2 years	201,066
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	131,208
Due after 4 years but within 5 years	—
Due after 5 years	1,578,423
Total subordinated bonds	1,910,697

During 2024 and 2023, the Bank did not issue subordinated bonds.
(f)Foreign borrowings
These are short-term and long-term borrowings from foreign banks mainly used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of December 31, 2024
(in millions of Ch$)
Due within 1 year	3,353,155
Due after 1 year but within 2 years	630,918
Due after 2 years but within 3 years	197,765
Due after 3 years but within 4 years	—
Due after 5 years	103,798
Total loans from foreign financial institutions	4,285,636
(g)Other obligations
Other obligations are summarized as follows:

As of December 31, 2024
Ch$ million
Long term obligations:
Due after 1 years but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Long-term financial obligations subtotals	—
Short term obligations:
Amounts due to credit card operators	198,633
Acceptance of letters of credit	204
Other long-term financial obligations, short-term portion	1,704
Short-term financial obligations subtotals	200,541
Other financial obligations totals	200,541
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

The following table presents the Bank’s outstanding contingent loans as of December 31, 2024, 2023 and 2022:

	As of December 31,
	2024	2023	2022

	(in millions of Ch$)
Personal guarantees	365,932	494,104	924,173
Letter of credits of merchandise traffic operations	308,407	262,496	255,522
Transactions related to contingent events	2,208,507	1,641,510	1,476,599
Unrestricted prompt cancel credit lines	10,352,459	9,490,141	8,974,077
Other credit commitments	195,207	314,318	314,962
Total	13,430,512	12,202,569	11,945,333
Asset and Liability Management
Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding our policies with respect to asset and liability management.
Capital Expenditures
The following table reflects capital expenditures in each of the three years ended December 31, 2023, 2022 and 2021:

	As of December 31,
	2024	2023	2022

	(in millions of Ch$)
Land and Buildings	26,515	31,574	26,690
Machinery, Systems and Equipment	29,404	25,697	14,941
Furniture, Vehicles, Other(1)	15,749	28,875	47,969
Software development	44,559	45,067	54,899
Total	116,227	131,213	144,499
(1)Includes assets ceded under operating leases.
During 2024, the Bank focused its investments in its ongoing digital transformation and expanding the Workcafé network. This involved new investments, especially in systems while producing savings in the physical branch network (land and buildings) and other fixed assets such as furniture, vehicles, among others.
C.Selected Statistical Information
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
The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2024, 2023 and 2022.

	As of December 31,
	2024			2023			2022
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Assets
Interest earning assets
Deposits in Central Bank
Ch$	1,798,219	103,775	5.8%	1,151,196	11,367	1.0%	489,899	19,503	4.0%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	1,798,219	103,775	5.8%	1,151,196	11,367	1.0%	489,899	19,503	4.0%
Financial investments (1)
Ch$	4,632,133	79,396	1.7%	6,870,255	312,529	4.5%	6,158,172	174,066	2.8%
UF	2,050,990	40,394	2.0%	1,948,039	15,401	0.8%	1,881,946	36,466	1.9%
Foreign currency	1,775,767	6,683	0.4%	2,032,147	23,155	1.1%	2,002,023	—	—%
Total	8,458,890	126,473	1.5%	10,850,441	351,085	3.2%	10,042,141	210,532	2.1%
Commercial Loans
Ch$	7,217,886	790,642	11.0%	7,514,142	990,169	13.2%	7,420,641	728,650	9.8%
UF	6,425,726	535,782	8.3%	6,404,622	630,575	9.8%	6,776,739	1,231,218	18.2%
Foreign currency	3,801,056	257,793	6.8%	3,605,705	221,816	6.2	3,677,328	137,280	3.7%
Total	17,444,668	1,584,217	9.1%	17,524,469	1,842,560	10.5%	17,874,708	2,097,148	11.7%
Consumer loans
Ch$	5,452,160	836,949	15.4%	5,141,105	786,598	15.3%	4,826,207	629,334	13.0%
UF	6,457	404	6.3%	10,513	507	4.8%	13,143	1,521	11.6%
Foreign currency	83,610	5	—%	72,816	5	—%	70,960	5	—%
Total	5,542,227	837,358	15.1%	5,224,434	787,110	15.1%	4,910,310	630,860	12.8%
Mortgage loans
Ch$	11,352	14	0.1%	7,660	17	0.2%	1,696	22	1.3%
UF	17,333,470	1,343,237	7.7%	16,306,409	1,287,251	7.9%	14,685,885	1,102,944	7.5%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	17,344,822	1,343,251	7.7%	16,314,069	1,287,268	7.9%	14,687,581	1,102,966	7.5%
Interbank loans
Ch$	13,862	909	6.6%	5,541	579	10.4%	11,260	925	8.2%
UF	—	—	—%	—	—	—%	—	—	—%

Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	13,862	909	6.6%	5,541	579	10.4%	11,260	925	8.2%
Investment agreements to resell
Ch$	52,655	—	—%	21,952	—	—%	3,629	433	11.9%
UF	—	—	—%				—	—	—%
Foreign currency	—	—	—%	—	—	—%	1,268	56	4.4%
Total	52,655	—	0.0%	21,952	71	—%	4,897	489	10.0%
Threshold (2)
Ch$	628,904	9,646	1.5%	984,360	9,564	1.0%	842,451	44,607	5.3%
UF	—	—	—%	2	—	—%	—	—	—%
Foreign currency	1,895,985	89,188	4.7%	2,515,723	114,388	4.5%	2,219,946	—	—%
Total	2,524,889	98,834	3.9%	3,500,085	123,952	3.5%	3,062,397	44,607	1.5%
Total interest earning assets
Ch$	19,807,171	1,821,331	—	21,696,211	2,110,823	—	19,753,955	1,597,540	8.1%
UF	25,816,643	1,919,817	—	24,669,585	1,933,805	—	23,357,713	2,372,149	10.2%
Foreign currency	7,556,418	353,669	—	8,226,391	359,364	—	7,971,524	137,341	1.7%
Total	53,180,232	4,094,817	—	54,592,187	4,403,992	8.1%	51,083,192	4,107,030	8.0%

	As of December 31,
	2024			2023			2022
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Cash
Ch$	1,212,988			1,147,881			1,245,813
UF	1,962			1,190			1,393
Foreign currency	184,097			149,615			121,113
Total	1,399,047			1,298,686			1,368,319
Allowance for loan losses
Ch$	(1,068,928)			-1,285,860			-1,162,923
UF	—			0			0
Foreign currency	(168,607)			-125,624			-116,716
Total	(1,237,535)			-1,411,484			-1,279,639
Fixed assets
Ch$	116,798			109,720			99,152
UF	—			0			0
Foreign currency	—			0			0
Total	116,798			109,720			99,152
Derivatives
Ch$	12,519,562			11,915,184			12,804,979
UF	—			0			0
Foreign currency	—			0			-39
Total	12,519,562			11,915,184			12,804,940
Financial Investment (Trading)
Ch$	183,671			78,500			97,396
UF	47,861			85,377			84,546
Foreign currency	411,019			695,497			1,022,075
Total	642,551			859,374			1,204,017
Other assets
Ch$	1,132,808			1,433,356			3,446,277
UF	81,117			78,050			69,413
Foreign currency	1,064,237			662,652			590,837
Total	2,278,162			2,174,058			4,106,527
Total non-interest earning assets
Ch$	13,804,000			13,398,781			16,530,694
UF	130,940			164,617			155,352
Foreign currency	1,490,746			1,382,140			1,617,270
Total	15,425,686			14,945,538			18,303,316

Total assets
Ch$	33,611,171	1,821,331		35,094,992	2,110,823		36,284,649	1,597,540
UF	25,947,583	1,919,817		24,834,202	1,933,805		23,513,065	2,372,149
Foreign currency	9,047,164	353,669		9,608,531	359,364		9,588,794	137,341
Total	68,605,918	4,094,817		69,537,725	4,403,992		69,386,508	4,107,030

	As of December 31,
	2024			2023			2022
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Liabilities And Shareholders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	35,256	999	2.8%	10,798	281	2.6%	3,869	10	0.3%
UF	169,230	8,146	4.8%	179,671	6,562	3.7%	194,609	22,449	11.5%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	204,486	9,145	4.5%	190,469	6,843	3.6%	198,478	22,459	11.3%
Time deposits
Ch$	12,400,925	698,611	5.6%	11,007,900	1,005,077	9.1%	8,658,972	684,723	7.9%
UF	752,746	55,696	7.4%	1,125,964	95,029	8.4%	794,934	108,714	13.7%
Foreign currency	5,179,608	160,559	3.1%	4,258,929	110,776	2.6%	4,660,901	35,877	0.8%
Total	18,333,279	914,866	5.0%	16,392,793	1,210,882	7.4%	14,114,807	829,314	5.9%
Central bank borrowings
Ch$	2,227,144	113,806	5.1%	5,773,345	703,113	12.2%	5,441,584	464,758	8.5%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	2,227,144	113,806	5.1%	5,773,345	703,113	12.2%	5,441,584	464,758	8.5%
Repurchase Agreements
Ch$	525,525	49,471	9.4%	397,017	35,597	9.0%	125,837	16,847	13.4%
UF	—	—	—%	—	—	—%	—	11	—%
Foreign currency	41,481	2,280	5.5%	382,197	20,184	5.3%	324,795	—	—%
Total	567,006	51,751	9.1%	779,214	55,781	7.2%	450,632	16,858	3.7%
Mortgage finance bonds
Ch$	—	—	—%	—	—	—%	—	—	—%
UF	455	52	11.4%	2,063	192	9.3%	5,058	874	17.3%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	455	52	11.4%	2,063	192	9.3%	5,058	874	17.3%
Commercial paper
Ch$	—	—	—%	—	—	—%	—	—	—%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	639,541	38,471	6.0%	613,212	35,772	5.8%	298,142	7,137	2.4%
Total	639,541	38,471	6.0	613,212	35,772	5.8	298,142	7,137	2.4
Other interest bearing liabilities
Ch$	2,913,211	711,266	24.4%	3,859,742	819,756	21.2%	3,038,893	314,537	10.4%
UF	5,413,433	459,098	8.5%	5,184,297	463,172	8.9%	4,730,899	866,326	18.3%
Foreign currency	6,380,901	9,576	0.2%	5,876,169	15,432	0.3%	6,680,180	14,655	0.2%
Total	14,707,545	1,179,940	8.0%	14,920,208	1,298,360	8.7%	14,449,972	1,195,518	8.3%
Total interest bearing liabilities
Ch$	18,102,061	1,574,153	8.7%	21,048,802	2,563,824	12.2%	17,269,155	1,480,875	8.6%
UF	6,335,864	522,992	8.3%	6,491,995	564,955	8.7%	5,725,500	998,374	17.4%
Foreign currency	12,241,531	210,886	1.7%	11,130,507	182,164	1.6%	11,964,018	57,668	0.5%
Total	36,679,456	2,308,031	6.3%	38,671,304	3,310,943	8.6%	34,958,673	2,536,918	7.3%

	As of December 31,
	2024			2023			2022
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Non-interest bearing liabilities
Non-interest bearing demand deposits
Ch$	10,998,237			10,754,656			12,414,155
UF	94,183			89,127			92,488
Foreign currency	225,313			256,083			338,171
Total	11,317,733			11,099,866			12,844,814
Derivatives
Ch$	11,710,435			10,937,254			11,979,326
UF	—			—			—
Foreign currency	—			157			(50)
Total	11,710,435			10,937,411			11,979,276
Other non-interest bearing liabilities
Ch$	1,844,366			1,768,888			4,105,928
UF	104,979			445,842			384,484
Foreign currency	2,212,961			1,894,120			1,589,269
Total	4,162,306			4,108,850			6,079,681
Shareholders’ equity
Ch$	5,028,887			4,720,294			3,524,063
UF	—			—			—
Foreign currency	—			—			—
Total	5,028,887			4,720,294			3,524,063

Total non-interest bearing liabilities and shareholders’ equity
Ch$	29,289,026			28,181,092			32,023,472
UF	199,162			534,969			476,972
Foreign currency	2,438,274			2,150,360			1,927,390
Total	31,926,462			30,866,421			34,427,834

Total Liabilities and Shareholders’ Equity
Ch$	47,391,087	1,574,153		49,229,894	2,563,824		49,292,628	1,480,875
UF	6,535,026	522,992		7,026,964	564,955		6,202,472	998,374
Foreign currency	14,679,805	210,886		13,280,867	182,164		13,891,408	57,668
Total	68,605,918	2,308,031		69,537,725	3,310,943		69,386,508	2,536,918
(1)This line item includes debt instruments at fair value through other comprehensive income according to IFRS 9.
Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis
The following table allocates, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2024 compared to 2023 and 2023 compared to 2022. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2023 to 2024 Due to Changes in			Increase (Decrease) from 2022 to 2023 Due to Changes in
	Volume	Rate	Net Change from 2023 to 2024	Volume	Rate	Net Change from 2022 to 2023
ASSETS
Interest earning assets
Deposits in Central Bank
Ch$	(25,110)	117,518	92,408	(4,880)	(3,256)	(8,136)
UF	—	—	—	—	—	—

Foreign currency	—	—	—	—	—	—
Subtotal	(25,110)	117,518	92,408	(4,880)	(3,256)	(8,136)
Financial investments
Ch$	(21,167)	(211,966)	(233,133)	(157,121)	295,584	138,463
UF	(3,702)	28,695	24,993	(4,667)	(16,398)	(21,065)
Foreign currency	(474)	(15,998)	(16,472)	(4,218)	27,374	23,155
Subtotal	(25,343)	(199,269)	(224,612)	(166,006)	306,560	140,553
Commercial loans
Ch$	(28,120)	(171,407)	(199,527)	(2,577)	264,096	261,519
UF	1,188	(95,981)	(94,793)	(19,351)	(581,292)	(600,643)
Foreign currency	10,596	25,381	35,977	5,549	78,987	84,536
Subtotal	(16,336)	(242,007)	(258,343)	(16,379)	(238,209)	(254,588)
Consumer loans
Ch$	46,571	3,780	50,351	939	156,325	157,264
UF	61	(164)	(103)	42	(1,056)	(1,014)
Foreign currency	—	—	—	—	—	—
Subtotal	46,632	3,616	50,248	981	155,269	156,250
Mortgage loans
Ch$	(3)	—	(3)	(4)	(1)	(5)
UF	156,468	(100,482)	55,986	1,054,715	(870,408)	184,307
Foreign currency	—	—	—	—	—	—
Subtotal	156,465	(100,482)	55,983	1,054,711	(870,409)	184,302
Interbank loans
Ch$	(9,366)	9,696	330	(226)	(120)	(346)
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	(9,366)	9,696	330	(226)	(120)	(346)
Investment under agreements to resell
Ch$	—	—	—	(22)	(411)	(433)
UF	—	—	—	—	—	—
Foreign currency	—	—	—	(56)	—	(56)
Subtotal	—	—	—	(78)	(411)	(489)
Threshold
Ch$	61	21	82	(6,357)	(28,686)	(35,043)
UF	—	—	—	—	—	—
Foreign currency	(29,171)	3,971	(25,200)	(50,503)	164,891	114,388
Subtotal	(29,110)	3,992	(25,118)	(56,860)	136,205	79,345
Total interest earning assets
Ch$	(37,134)	(252,358)	(289,492)	(170,248)	683,531	513,283
UF	154,015	(167,932)	(13,917)	1,030,740	(1,469,155)	(438,415)
Foreign currency	(19,049)	13,354	(5,695)	(49,228)	271,252	222,023
Total	97,832	(406,936)	(309,104)	811,264	(514,372)	296,891

	Increase (Decrease) from 2023 to 2024 Due to Changes in			Increase (Decrease) from 2022 to 2023 Due to Changes in
	Volume	Rate	Net Change from 2023 to 2024	Volume	Rate	Net Change from 2022 to 2023
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing liabilities
Savings accounts
Ch$	969	(251)	718	404	(133)	271
UF	23	1,561	1,584	189	(16,076)	(15,887)
Foreign currency	—	—	—	—	—	—
Subtotal	992	1,310	2,302	593	(16,209)	(15,616)
Time deposits
Ch$	127,190	(433,656)	(306,466)	185,745	134,609	320,354
UF	(26,489)	(12,844)	(39,333)	631	(14,316)	(13,685)
Foreign currency	18,106	31,677	49,783	27,360	47,539	74,899
Subtotal	118,807	(414,823)	(296,016)	213,736	167,832	381,568
Central Bank borrowings
Ch$	(377,741)	(211,566)	(589,307)	(15,082)	253,437	238,355
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	(377,741)	(211,566)	(589,307)	(15,082)	253,437	238,355
Repurchase agreements
Ch$	10,065	3,809	13,874	(1,672)	20,422	18,750
UF	—	—	—	—	(11)	(11)
Foreign currency	(18,015)	111	(17,904)	(10,253)	30,437	20,184
Subtotal	(7,950)	3,920	(4,030)	(11,925)	50,848	38,923
Mortgage finance bonds
Ch$	—	—	—	—	—	—
UF	(158)	18	(140)	(287)	(395)	(682)
Foreign currency	—	—	—	—	—	—
Subtotal	(158)	18	(140)	(287)	(395)	(682)
Commercial papers
Ch$	—	—	—	—	—	—
UF	—	—	—	—	—	—
Foreign currency	1,406	1,293	2,699	91,698	(63,063)	28,635
Subtotal	1,406	1,293	2,699	91,698	(63,063)	28,635
Other interest bearing liabilities
Ch$	(262,970)	154,480	(108,490)	(22,499)	527,718	505,219
UF	3,314	(7,388)	(4,074)	19,666	(422,820)	(403,154)
Foreign currency	(1,952)	(3,904)	(5,856)	742	35	777
Subtotal	(261,608)	143,188	(118,420)	(2,091)	104,933	102,842
Total interest bearing liabilities
Ch$	(502,488)	(487,183)	(989,671)	147,109	935,840	1,082,949
UF	(23,311)	(18,652)	(41,963)	19,821	(453,240)	(433,419)
Foreign currency	(1,861)	27,884	26,023	17,863	77,997	95,860
Total	(527,659)	(477,952)	(1,005,611)	184,793	560,597	745,390

Interest-Earning Assets: Net Interest Margin
The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	As of December 31,
	2024	2023	2022

	(in millions of Ch$)
Total average interest-earning assets
Ch$	19,807,171	21,696,211	19,753,955
UF	25,816,643	24,669,585	23,357,713
Foreign currencies	7,556,418	8,226,391	7,971,524
Total	53,180,232	54,592,187	51,083,192
Net interest earned(1)
Ch$	247,178	(453,001)	116,665
UF	1,396,825	1,368,850	1,373,775
Foreign currencies	142,783	177,200	79,673
Total	1,786,786	1,093,049	1,570,112
Net interest margin(2)
Ch$	1.2	(2.1)	0.6
UF	5.4	5.5	5.9
Foreign currencies	1.9	2.2	1.0
Total	3.4%	2.0%	3.1%
(1)Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)Net interest margin is defined as net interest earned divided by total average interest-earning assets.
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
Other consumer loans are other loans to individuals that are not classified in any of the other categories shown above.

Maturity and Interest Rate Sensitivity of Loans
The following table sets forth an analysis by type and time remaining to maturity of our loans at amortized cost as of December 31, 2024.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 15 years	Due after 15 years	Total balance as of December 31, 2024

	(in millions of Ch$)
Interbank loans	31,282	—	—	—	31,282

Commercial loans	6,104,019	4,845,294	2,054,041	366,089	13,369,443
Foreign trade loans	1,882,508	46,326	1,088	—	1,929,922
Checking accounts debtors	130,292	2	—	—	130,294
Credit card debtors	60,109	83,560	60	—	143,729
Factoring transactions	1,045,543	5	—	—	1,045,548
Leasing transactions	319,193	600,216	158,059	48	1,077,516
Student loans	6,497	16,469	14,504	776	38,246
Other loans and account receivable	50,610	35,416	347	83	86,456
SUBTOTAL Commercial loans	9,598,771	5,627,288	2,228,099	366,996	17,821,154
Loans with mortgage finance bonds	33	—	—	—	33
Endorsable mortgage mutual loans	192	235	27	—	454
Mortgage mutual financed with mortgage bonds	7,374	28,306	43,191	6,780	85,651
Other mortgage mutual loans	1,037,554	4,100,477	8,020,397	4,237,650	17,396,078
Other credit and account receivable	3,852	15,259	36,497	21,945	77,553
SUBTOTAL Mortgage loans	1,049,005	4,144,277	8,100,112	4,266,375	17,559,769
Installment consumer loans	1,345,454	2,362,467	75,522	9	3,783,452
Checking accounts debtors	145,518	7	5	—	145,530
Credit card debtors	711,896	1,268,158	626	—	1,980,680
Leasing transactions	902	709	1	—	1,612
Other consumer loans	361	2	1	—	364
SUBTOTAL Consumer loans	2,204,131	3,631,343	76,155	9	5,911,638
Total	12,883,189	13,402,908	10,404,366	4,633,380	41,323,843

The following tables present the total amount of loans due after one year that have fixed and variable interest rates as of December 31, 2024 for each category of loans required to be disclosed under IFRS financial statements. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.

	As of December 31, 2024
	(in millions of Ch$)
	Variable Interest Rates	Fixed Interest Rates
Interbank	—	31,282

Commercial loans	2,566,810	10,802,633
Foreign trade loans	196,404	1,733,519
Checking accounts debtors	115,198	15,096
Credit card debtors	—	143,729
Factoring transactions	—	1,045,548
Leasing transactions	14,308	1,063,207
Student loans	—	38,246
Other loans and account receivable	188	86,268
Subtotals	2,892,908	14,928,246
Loans with mortgage finance bonds	—	33
Endorsable mortgage mutual loans	—	454
Mortgage mutual financed with mortgage bonds	—	85,651
Other mortgage mutual loans	4,821,941	12,574,138
Other credit and account receivable	8,280	69,273
Subtotals	4,830,221	12,729,549
Installment consumer loans	66	3,783,385
Checking accounts debtors	136,098	9,432
Credit card debtors	—	1,980,680
Leasing transactions	—	1,612
Other consumer loans	—	364
Subtotals	136,164	5,775,473
Totals loans to clients	7,859,293	33,464,550
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

	2024	2023

	(Ch$ million)
Total loans	41,323,844	40,811,886
Allowance for loan losses	1,192,690	1,149,991
Impaired loans	2,404,820	2,189,613
Impaired loans as a percentage of total loans	5.82%	5.37%
Amounts non-performing	1,311,374	923,852
To the extent secured(1)	786,824	554,311
To the extent unsecured	524,550	369,541

Amounts non-performing as a percentage of total loans	3.17%	2.26%
To the extent secured(1)	1.90%	1.36%
To the extent unsecured	1.27%	0.91%
Loans loss allowances as a percentage of:
Total loans	2.89%	2.82%
Total amounts non-performing	90.95%	124.48%
Total amounts non-performing – unsecured	151.58%	207.46%
(1)Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.
Credit Ratios
The following sets forth our credit ratios as of and for the years ended December 2024, 2023, and 2022 by loan category.

	2024	2023	2022

Allowance for credit losses to total loans outstanding	2.89%	2.81%	2.88%
Allowance for credit losses	1,192,690	1,148,780	1,051,434
Total loans outstanding	41,323,844	40,811,886	36,529,062
Net write-offs during the period to average loans outstanding:
Commercial
Interbank Loans
Net charge-off during the period	-	—	—
Average amount outstanding	13,862	34,163	11,260
Ratio of net charge-off/average amount outstanding	—%	—%	—%
Commercial Loans
Net charge-off during the period	162,483	123,544	102,499
Average amount outstanding	13,142,288	13,794,651	14,254,233
Ratio of net charge-off/average amount outstanding	1.2%	0.9%	0.7%
Foreign Trade Loans
Net charge-off during the period	-	0	—
Average amount outstanding	1,867,465	1,828,177	1,646,604
Ratio of net charge-off/average amount outstanding	0.0%	0.0%	—%
Checking Account Debtors
Net charge-off during the period	4,754	3,462	4,962
Average amount outstanding	134,335	137,208	144,773
Ratio of net charge-off/average amount outstanding	3.5%	2.5%	3.4%
Credit Cards Debtors
Net charge-off during the period	5,745	3,211	4,714
Average amount outstanding	132,904	130,806	122,367
Ratio of net charge-off/average amount outstanding	4.3%	2.5%	3.9%
Factoring Transactions
Net charge-off during the period	6,142	889	2,230
Average amount outstanding	860,734	831,437	835,763
Ratio of net charge-off/average amount outstanding	0.7%	0.1%	0.3%
Leasing Transactions

Net charge-off during the period	11,205	7,468	9,976
Average amount outstanding	1,160,926	1,287,533	1,347,664
Ratio of net charge-off/average amount outstanding	1.0%	0.6%	0.7%
Student Loans
Net charge-off during the period	5,069	2,267	1,624
Average amount outstanding	42,702	50,103	54,366
Ratio of net charge-off/average amount outstanding	11.9%	4.5%	3.0%
Other Loans and Accounts Receivable
Net charge-off during the period	42,266	14,670	14,660
Average amount outstanding	89,452	222,999	111,444
Ratio of net charge-off/average amount outstanding	47.2%	6.6%	13.2%
Total Commercial
Net charge-off during the period	237,664	155,511	140,665
Average amount outstanding	17,444,668	18,317,077	18,528,474
Ratio of net charge-off/average amount outstanding	1.4%	0.8%	0.8%
Residential
Loans with Mortgage Finance Bonds
Net charge-off during the period	7	24	19
Average amount outstanding	231	1,089	3,004
Ratio of net charge-off/average amount outstanding	3.0%	2.2%	0.6%
Mortgage Mutual Loans financed with mortgage bonds
Net charge-off during the period	15	7	4
Average amount outstanding	156,112	95,701	87,415
Ratio of net charge-off/average amount outstanding	0.0%	0.0%	0.0%
Other Mortgage Loans
Net charge-off during the period	43,777	27,243	22,259
Average amount outstanding	17,188,479	16,217,279	14,621,584
Ratio of net charge-off/average amount outstanding	0.3%	0.2%	0.0%
Total Residential
Net charge-off during the period	43,799	27,274	22,282
Average amount outstanding	17,344,822	16,314,069	14,712,003
Ratio of net charge-off/average amount outstanding	0.3%	0.2%	0.2%

	2023	2023	2022

Consumer Loans
Installment Consumer Loans
Net charge-off during the period	263,450	205,066	141,131
Average amount outstanding	3,847,535	3,817,414	3,710,662
Ratio of net charge-off/average amount outstanding	6.8%	5.4%	3.8%
Credit Card Balances
Net charge-off during the period	86,612	65,912	32,156
Average amount outstanding	1,692,456	1,541,871	1,328,114
Ratio of net charge-off/average amount outstanding	5.1%	4.3%	2.4%
Consumer Leasing Contracts
Net charge-off during the period	59	45	23
Average amount outstanding	1,788	2,309	2,793
Ratio of net charge-off/average amount outstanding	3.3%	1.9	0.8%
Other Consumer Loans
Net charge-off during the period	3,293	3,139	1,594
Average amount outstanding	448	857	480
Ratio of net charge-off/average amount outstanding	735.0%	366.3%	332.1%
Total Consumer
Net charge-off during the period	353,414	274,162	174,904
Average amount outstanding	5,542,227	5,362,451	5,042,049
Ratio of net charge-off/average amount outstanding	6.4%	5.1%	3.5%
Total Loans
Net charge-off during the period	634,877	456,947	337,851
Average amount outstanding	40,331,717	39,993,597	38,282,526
Ratio of net charge-off/average amount outstanding	1.6%	1.1%	0.9%
Deposits
The principal components of our deposits are savings accounts and time deposits and non-interest bearing demand deposits. For an analysis of average deposits for 2024 and 2023, see “—Average Balances, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities.” The following table uses an estimate of uninsured time deposits which are not covered by the Chilean government guarantees as outlined in Item 4. Information on the Company – Deposit insurance.

	For the year ended December 31,
	2024	2023

	(in millions of Ch$)
Insured deposits	191,727	213,524
Uninsured deposits	16,687,329	15,697,728
Of which:
Excess over guaranteed limit	550,135	646,492
Otherwise uninsured	3,096,120	3,692,958
Total	16,879,056	15,911,252

	For the year ended December 31,
	Ch$	Foreign currency	Total

	(in millions of Ch$)
Time deposits otherwise uninsured with a maturity of:
3 months or less	15,623,513	145,488	15,769,001
Over 3 months through 6 months	578,745	62,413	641,158
Over 6 months through 12 months	177,426	35,502	212,928
Over 12 months	53,444	10,798	64,242
Total	16,433,128	254,201	16,687,329
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management Directors
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

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Claudio Melandri Hinojosa	President	Asset and Liability Committee Remuneration Committee Management Appointment Committee	Apr-26
Rodrigo Vergara Montes	First Vice President	Audit Committee (Financial Expert) Asset and Liability Committee (President) Management Appointment Committee	Apr-26
Orlando Poblete Iturrate	Second Vice President	Remuneration Committee Audit Committee (President)	Apr-26
María Olivia Recart	Director	Integral Risk Committee Asset and Liability Committee	Apr-26
Felix de Vicente Mingo	Director	Asset and Liability Committee Audit Committee (Financial Expert) Integral Risk Committee	Apr-26
Ana Dorrego de Carlos	Director	—	Apr-26
Rodrigo Echenique Gordillo	Director	—	Apr-26
Lucia Santa Cruz Sutil	Director	Integral Risk Committee	Apr-26
Blanca Bustamante Bravo	Director	Integral Risk Committee Management Appointment Committee (President)	Apr-26
Alfonso Gómez Morales	Alternate Director	Integral Risk Committee (President) Remuneration Committee (President) Asset and Liability Committee	Apr-26
Juan Pedro Santa María Pérez	Alternate Director	Audit Committee (Secretary) Integral Risk Committee	Apr-26
Claudio Melandri Hinojosa became the Executive Chairman of Grupo Santander in Chile on February 27, 2018. He is also President of Santander Chile Holding S.A. and Vice President of Universia Chile S.A. He has more than 30 years of experience in the financial industry and was Chief Executive Officer of Santander Chile from January 2010 to March 2018 and was also Country Head until July 2022. He started his career in Banco Concepción and joined Grupo Santander in 1990, where he has held various positions of responsibility, including Regional Manager, Manager of the branch network, Human Resources Manager and Manager of Commercial Banking. He was also a Vice President at Banco Santander Venezuela for three years in the commercial area of this country. Mr. Melandri has degrees in Business and Accounting and holds a Master of Business Administration from Universidad Adolfo Ibáñez.
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
Ana Dorrego became a director on March 15, 2015. She joined Grupo Santander in 2000 and, since then, she has held various functions, mainly in the areas of Financial Planning and Corporate Development, coordinating the entity's M&A and planning processes and monitoring the different units and projects. She was Director of E-Business Development at Santander and has experience as a relationship manager with corporate clients and as commercial director of transactional banking at Bankinter. Currently, she is also director of Caceis. She holds a degree in Business Administration from the Universidad Pontificia de Comillas ICAI - ICADE, and an International MBA from the University of Deusto-Bilbao, Spain, and Adolfo Ibáñez, Miami-Chile.
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
Lucía Santa Cruz Sutil became a director on August 19, 2003. She is a Member of the Board of Universidad Adolfo Ibañez. She is director of Compañía de Seguros Generales y de Vida La Chilena Consolidada (Zurich) and is a member of the Advisory Board of Nestle Chile. She was the designer of modern European history at the Pontificia Universidad Católica and Dean of Liberal Arts at the Universidad Adolfo Ibáñez. She is a member of the Self-Regulation Committee for Insurance Companies in Chile. Ms. Santa Cruz is a historian and holds a Master in Philosophy in History from Oxford University and a Bachelor of Arts in History from King's College, University of London.
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
Alfonso Gómez became a director on March 27, 2018 and an alternate director in April 2023. He has been a director and advisor to companies and institutions including the National Innovation Council, the National Council of Culture and the Arts, the Digital Country Foundation, Sonda, Derco, Port of Valparaíso, Corporación 3xi, Conecta Logística and Boma Chile. He began his career as an academic in the Department of Industrial and Systems Engineering of the Pontificia Universidad Católica de Chile. He was the first executive president of the UC Anacleto Angelini Innovation Center, dean of the Faculty of Engineering and Sciences and, later, of the Business School of the Adolfo Ibáñez University. Founding partner of companies such as Apple Chile, Unlimited and Virtualia, the first social network developed in Latin America. Mr. Gomez is a Civil Engineer from the Catholic University of Chile and Master of Design and Ph.D. from the Royal College of Art in London.
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
Senior Management
Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Román Blanco(1)	Chief Executive Officer	Aug-22
Andres Trautmann Buc (1)	Executive Vice-President of Corporate and Investment Banking	May-21
Pedro Orellana	Executive Vice-President of Retail Banking	Apr-21
Patricia Perez	Chief Financial Officer	Nov-24
Guillermo Sabater	Financial & Cost Controller	Nov-15
Oscar Gomez	Executive Vice-President of Risk	Sep-23
Eduardo Herrera	Executive Vice-President of Technology and Operations	Jul-24
Paula Melendez	Executive Vice-President of Human Resources	Jun-23
Claudia Heimpell	Executive Vice-President of Client Experience & Service Quality	Nov-22
Cristian Florence	General Counsel	Sep-12
Mey Lin Hernandez	Executive Vice President of Internal Audit	Sep-23
Jorge Valencia	Executive Vice-President of Wealth Management and Insurance	Nov-21
Fernando Larraín	Executive Vice-President of Communications, Marketing and Research	Jun-23
Jonathan Covarrubias	Chief Accounting Officer	May-19
(1) On January 31, 2025, the Board announced that Mr. Andrés Trautmann Buc will take over as CEO and Country Head, replacing Mr. Román Blanco, as of July 1, 2025. Until then, Mr. Blanco will remain CEO of the Bank, while Mr. Trautmann Buc will continue as Executive Vice-President of Corporate and Investment Banking.
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
Andrés Trautmann Buc became the Executive Vice-President of Santander Corporate and Investment Banking in May 2021. He joined Grupo Santander in 2007, serving as Treasurer of Santander Chile between 2018 and 2021. Between 2013 and 2018 he was in charge of sales for the Andean region for Goldman Sachs in New York, and prior to that he was Head of Institutional and Corporate Sales at Santander Chile. He was also in charge of sales of structured products in London for Santander UK between 2010 and 2012. Between 2002 and 2006, he worked at Econsult as investment manager for investment funds and financial analyst for studies, and previously he was a financial analyst in the planning and development department of Enersis S.A. Mr. Trautmann has a business degree from Universidad de Chile.
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
Patricia Pérez became Chief Financial Officer of Banco Santander Chile in November 2024. Throughout her 18-year career at the Santander Group, she has held different roles within the organization, starting her career in Operations and Management Control and then joining the Finance Division, where she has remained for the last 14 years, which has allowed her to have a solid knowledge of financial and capital management. Previously, she held the position of Head of Asset & Liability Management (ALM) at Banco Santander and has participated in different development initiatives, both locally and at the corporate level, including being a member of the SW50 Leadership Program taught by the London School of Economics and Political Science (LSE) and promoted by the Group. She has a degree in Information and Management Control from Universidad de Chile and a Master in Finance from the Universidad Adolfo Ibáñez.
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
Eduardo Herrera became Executive Vice-President of Technology and Operations at Santander Chile in July 2024. Initially he worked at Apple Chile and later joined Chilquinta, where he was CFO until 2001. He then became CIO of Banco Security, where he remained until 2006. His career continued at Walmart where he stood out in various positions, including CIO for Chile, VP and CIO for Mexico and Central America and VP of Digital & Technology International in the United States. From 2019 to 2024 he was SMU's Digital and Technology corporate manager. Eduardo Herrera is an industrial civil engineer from the Pontifica Universidad Católica de Chile.
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

Mey Lin Hernandez is our Internal Auditor, a position she has held since September 2023. She has been working in internal auditing in Grupo Santander since October 2003. In March 2020 she joined Banco Santander Chile as head internal auditor for Market Risk. Ms. Hernández has a Business Degree from the Universidad Complutense de Madrid and is certified by COSO.
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
B.Compensation
For the year ended December 31, 2024, the aggregate amount of compensation paid by us to all of our directors, executive officers and management members was Ch$41,598 million (U.S.$41.8 million). For the year ended December 31, 2024, the aggregate amount of compensation paid by us to all of our directors was Ch$ 1,794 million (U.S.$ 1.8 million), in monthly stipends.
At our annual shareholder meeting held on April 17, 2024, shareholders agreed to maintain the remunerations approved in the previous shareholders’ meeting in 2022. In addition, a monthly stipend per director of UF 250 (U.S.$9,680), UF 500 (U.S.$19,361 for the Chairman of the Board and UF 375 (U.S.$14,521) for the Vice-Chairman’s of the Board was set. This amount will be increased by UF 30 per month (U.S.$1,162) if a Board member is named to one or more committees of the Board. The President of a Board Committee will receive UF 60 (U.S.$2,323) and the Vice-President will receive UF 45 (U.S.$1,742). In the case of the Integral Risk Committee, which holds sessions twice a month, the remuneration received by a regular board member is UF 15 (U.S.$581) per session with the President of this committee receiving 30 UF (U.S.$1,162) per session. Remuneration will be limited to two sessions per month, even if more sessions are held. Shareholders also approved the Audit Committee remuneration for its members. The remuneration received by a regular board member is UF 115 (U.S.$4,453) with the President of this committee receiving 230 UF (U.S.$8,906). This remuneration is in line with Chilean corporate governance law. In addition, we can pay certain directors professional service fees for the consulting services that they render to us in their fields of expertise. For the year ended December 31, 2024, we did not make any such payments to our directors.
Santander-Chile and its affiliates have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis.
Share-based compensation (settled in cash)
In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period. For the years ended December 31, 2024, 2023 and 2022 share-based compensation amounted to Ch$(825) million, Ch$2,119 million, and Ch$(1,169) million. Some of the executives that qualified for this benefit left the Bank, without complying with the requirements to receive the benefit, therefore the obligation amount decreased, which generated the reversal of provisions in 2024 and 2022.
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
a.The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
b.The Bank will create a pension fund, with life insurance, for each beneficiary in the plan. Periodic contributions into this fund are made by the manager and matched by the Bank.
c.The Bank will be responsible for granting the benefits directly.
If the working relationship between the executive and the company ends, before she fulfills the above mentioned requirements, she will have no rights under this benefit plan. In the event of the executive’s death or total or partial disability, the executive or her family will be entitled to receive this benefit. The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company. Plan Assets owned by the Bank at the end of 2024 totaled Ch$ 4,107 million, (Ch$5,260 million in 2023). The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:
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

	Plans post-employment 2024	Plans post-employment 2023
Mortality chart	RV-2014	RV-2014
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985
Assets related to the pension fund contributed by the Bank into the Seguros Euroamerica insurance company with respect to defined benefit plans are presented as net of associated commitments. Activity for post-employment benefits is as follows:

	As of December 31,
	2024	2023

	(in millions of Ch$)
Plan assets	4,107	5,260
Commitments for defined-benefit plans:
For active personnel	(3,138)	(5,027)
Incurred by inactive personnel		—

Minus:
Unrealized actuarial (gain) losses		—
Balances at year end	969	233
Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2024	2023	2022

	(in millions of Ch$)
a) Fair value of plan assets
Opening balance	5,260	6,819	8,224
Expected yield of insurance contracts	574	539	640
Employer contributions	1,308	1,269	995
Benefits paid	(3,035)	(3,367)	(2,659)
Fair value of plan assets at year end	4,107	5,260	7,200
b) Present value of obligations
Opening balance	(5,027)	(6,277)	(7,551)
Service cost	1,889	1,250	873
Present value of obligations at year end	(3,138)	(5,027)	(6,678)
Net balance at year end	969	233	522
Plan expected profit:

	As of December 31,
	2024	2023	2022
Type of expected yield from the plan’s assets	UF + 2.50% annually	UF + 2.50% annually	UF + 2.50% annually
Type of yield expected from the reimbursement rights	UF + 2.50% annually	UF + 2.50% annually	UF + 2.50% annually
Plan associated expenses:

	For the years ended December 31,
	2024	2023	2022

	(in millions of Ch$)
Current period service expenses	1,889	1,250	356
Expected yield from plan’s assets	574	539	211
Total	2,463	1,789	567
C.Board Practices
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

This committee is also responsible for:
•Presenting to the Board of Directors a list of candidates for the selection of an external auditor to be proposed at the Annual Shareholders’ Meeting.
•Presenting to the Board of Directors a list of candidates for the selection of rating agencies.
•Overseeing and analyzing the results of the external audit and the internal reviews.
•Overseeing and coordinating the Bank’s operational risk policies.
•Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.
•Analyzing the external auditors’ reports and their content, procedures and scope.
•Obtaining information regarding the effectiveness and reliability of the internal control systems and procedures.
•Analyzing the information systems performance, and its sufficiency, reliability and use in connection with decision-making processes.
•Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.
•Investigating suspicious and fraudulent activities (including conflicts).
•Analyzing the reports of the inspection visits, instructions and presentations of the FMC.
•Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.
•Informing the Board of Directors of accounting changes and their effects.
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
The main functions of the ALCO are:
•Making the most important decisions, approving the risk appetite and limits regarding our exposure to inflation, interest rate risk, inflation risk, funding, capital and liquidity levels.
•Review of the evolution of the most relevant local and international markets and monetary policies.
•Analyzing the main economic and risk factors that directly impact the results of the trading portfolios.
•Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.
•Reviewing the net foreign exchange exposure and limit.
•Reviewing the results of the Bank’s client treasury business.
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
D.Employees
As of December 31, 2024, on a consolidated basis, we had 8,757 employees: 8,117 of whom were bank employees, 550 of which were employees of our subsidiaries and 48 of which were employees of entities controlled by the Bank through other considerations. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 6,404 or 73.1% were unionized.
In December 2023, a new collective bargaining agreement was signed with the main unions ahead of schedule, which becomes effective as of September 1, 2024 and which expires on December 31, 2027. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2024
Executives	244

Supervisors	910
Professionals	5,902
Administrative	1,701
Total	8,757
E.Share Ownership
No director or executive officer owns more than 1% of the shares of Santander-Chile as of December 31, 2024. Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities of Santander-Chile to them. In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. See “Item 6—Directors, Senior Management and Employees—Compensation” for more details.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
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
The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2024, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchange and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile as of December 31, 2024 on the Chilean Stock Exchange was Ch$8,913,502 million and U.S.$8,885 million on the NYSE. As of December 31, 2024, Santander-Chile had 10,930 holders of its ordinary shares registered in Chile, including The Bank of New York Mellon as Depositary (the “Depositary”) of Santander-Chile’s ADS Program. Other than the information disclosed in this section, there are no arrangements to the knowledge of Santander-Chile that can result in a change of control of Santander-Chile. As of December 31, 2024, there were a total of 20 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.
B.Related Party Transactions
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

	As of December 31,
	2024				2023				2022
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other	Group entities	Assoc-iates entities	Key personnel	Other

	(in millions of Ch$)				(in millions of Ch$)				(in millions of Ch$)
Loans and accounts receivable
Commercial loans	922,232	23,570	2,557	—	750,419	49,284	3,272	978	680,624	118	3,185	280
Mortgage loans	—	—	33,179	—	—	—	29,809	—	—	—	30,479	—
Consumer loans	—	—	3,729	875	—	—	6,388	—	—	—	6,540	—
Loans and accounts receivable	922,232	23,570	39,465	875	750,419	49,284	39,469	978	680,624	118	40,204	280
Allowance for loan losses	(809)	(28)	(498)	—	(1,037)	(50)	(361)	(19)	(2,213)	(8)	(164)	(10)
Net loans	921,423	23,542	38,967	875	749,382	49,234	39,108	959	678,411	110	40,040	270
Guarantees	1,031	—	31,590	110	1,032	—	31,489	115	—	—	—	—
Contingent loans
Personal guarantees	—	—	—	—	—	—	—	—	—	—	—	—
Letters of credit	9,787	—	—	—	1,960	—	—	—	19,162	—	—	—
Guarantees	20,313	—	—	394	438	—	—	343	30,422	—	—	—
Contingent loans	30,100	—	—	394	2,398	—	—	343	49,584	—	—	—
Allowance for contingent loans	(21)	—	—	(8)	(4)	—	—	—	(41)	—	—	—
Net contingent loans	30,079	—	—	386	2,394	—	—	343	49,543	—	—	—
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
Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:
•a bank may not extend to any person or legal entity (or group of related entities), directly or indirectly, unsecured loans in an amount that exceeds 5.0% of the bank’s regulatory capital, or secured loans in an amount that exceeds 25.0% of its regulatory capital. In the case of foreign export trade finance, this 5.0% ceiling is raised to: 10.0% for unsecured financing, 30.0% for secured financing. This ceiling is raised to 15.0% for loans granted to finance public works under the concessions system contemplated in the Decree with Force of Law 164 of 1991, of the Ministry of Public Works, provided that either the loan is secured on the concession, or the loan is granted as part of a loan syndication;

•a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;
•a bank may not extend loans to another bank in an aggregate amount exceeding 30.0% of its regulatory capital;
•a bank may not directly or indirectly grant a loan, the purpose of which is to allow the borrower to acquire shares in the lending bank;
•a bank may not lend, directly or indirectly, to a Director or any other person who has the power to act on behalf of the bank, or to certain related parties; and
•a bank may not grant loans to individuals or legal entities involved in the ownership or management of the bank, whether directly or indirectly (including holders of 1.0% or more of its shares), on more favorable terms than those generally offered to non-related parties. Loans may not be extended to senior executives and to companies in which such individuals have a participation of 5.0% or more of the equity or net earnings in such companies. The aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.
We are not aware of any loans to any related parties exceeding the above lending limits.
The table below shows all other assets and liabilities with related parties:

	As of December 31,
	2024				2023				2022
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other

	(in millions of Ch$)
Assets
Cash and deposits in banks	162,452	—	—	—	666,062	—	—	—	280,364	—	—	—
Financial assets at FVTPL
Financial derivative contracts	1,120,543	11,134	—	—	967,020	267,679	—	—	1,190,683	386,494	—	—
Other assets	885,307	686,884	—	—	686,950	550,400	—	—	676,850	287,053	—	—

Liabilities
Financial liabilities at FVTPL
Financial derivative contracts	1,757,184	13,143	—	—	1,255,740	370,314	—	—	1,695,284	326,149	—	—
Financial liabilities at amortized cost
Deposits and other demand liabilities	28,446	1,007	3,260	407	54,033	1,272	3,833	502	73,193	—	4,398	833
Time deposits and other time liabilities	140,475	—	4,996	69	145,649	—	9,894	1,589	10,376	—	9,442	1,102
Obligations under repurchase agreements	265,474	—	—	—	129,321	—	—	—	64,547	—	—	18,135
Interbank borrowing	85,325	—	—	—	33,693	—	—	—	224,798	—	—	—
Issued debt instruments	941,320	—	—	—	1,081,123	—	—	—	1,001,310	—	—	—
Other financial liabilities	236,998	664,461	—	—	257,915	435,093	—	—	267,130	325,070	—	—

Other transactions with related parties
During the years ended December 31, 2024, 2023 and 2022, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	As of December 31,
	2024				2023				2022
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other

	(in millions of Ch$)
Interest income and inflation-indexation adjustments	(9,081)	2,581	2,133	71	(45,542)	1,471	1,717	(41)	(44,196)	(13)	4,198	79
Fee and commission income and expenses	170,996	(63,150)	208	21	176,603	87,987	250	24	157,236	86,581	261	15
Net income (expense) from financial operations and net foreign exchange gain (loss)(1)	329,701	134,224	—	—	233,651	(162,980)	—	—	(690,780)	(47,993)	(217)	27
Other operating income and expenses	3,755	(588)	—	—	964	(734)	—	—	1,311	(619)	—	—
Key personnel compensation and expenses	—	—	(41,598)	—	—	—	(43,941)	—	—	—	(32,739)	—
Administrative and other expenses	(123,221)	(4,677)	—	—	(95,561)	(1,120)	—	—	(78,435)	(82,771)	—	—
Total	372,150	68,390	(39,257)	92	270,115	(75,376)	(41,974)	(17)	(654,864)	(44,815)	(28,497)	121
(1)Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.
Only transactions with related parties equal to or greater than UF5,000 (U.S.$210,357) are included individually in the table above. Transactions with related parties between UF1,000 (U.S.$42,071) and up to UF5,000 are included in other transactions with related parties. All transactions were conducted at arm’s length.
C.Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
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

As of December 31, 2024, the Bank has provisions for these legal actions of Ch$3,928 million (Ch$4,504 million as of December 31, 2023), which are included in “Provisions” in the Audited Consolidated Statements of Financial Position as provisions for contingencies.
Dividends and dividend policy
Dividends
Under the current General Banking Law, a Chilean bank may not distribute provisional dividends. Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2023 dividend must be proposed and approved during the first four months of 2024. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.
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
The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend (Ch$ millions)(1)	Dividend (U.S.$ millions)(2)	Per share (Ch$/share)(3)	Per ADS (U.S.$/ADS)(4)%	over earnings(5)%	over earnings(6)
2021	310,468	443.4	1.65	0.94	60	61
2022	464,977	548.6	2.47	1.16	60	55
2023	485,191	610.10	2.57	1.30	60	61
2024	347,483	352.8	1.84	0.75	70	60
(1)Millions of nominal pesos.
(2)Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)Calculated on the basis of 188,446 million shares.
(4)Dividend in U.S.$ million divided by the number of ADS, which was calculated on the basis of 400 shares per ADS.
(5)Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP. This is the payment ratio determined by shareholders.
(6)Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under IFRS.

B.Significant Changes
None.
ITEM 9. THE OFFER AND LISTING
A.Offer and Listing Details
Our common stock is listed and traded on the Santiago Stock Exchange (under the ticker “BSANTANDER”). Our ADSs are listed and traded on the NYSE (under the ticker “BSAC”).
B.Plan of Distribution
Not applicable
C.Markets
Shares of our common stock are traded on the Chilean Stock Exchange. Each ADS represents 400 shares of common stock. ADRs have been issued pursuant to the amended and restated deposit agreement dated as of August 4, 2015. As of December 31, 2024, 26,556,095 ADSs were outstanding equivalent to 10,622,438,071 shares of common stock or 5.64% of the total number of issued shares of common stock.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
The legal predecessor of Santander-Chile was Banco Santiago (“Santiago”). Santiago was incorporated by public deed dated September 7, 1977 granted at the Notary Office of Alfredo Astaburuaga Gálvez. Santiago received its permission to incorporate and function as a bank by Resolution No. 118 of the FMC on October 27, 1977. The Bank’s by-laws were approved by Resolution No. 103 of the FMC on September 22, 1977. In January 1997, Santiago merged with Banco O’Higgins, with Santiago as the surviving entity. In 1999, Santiago became a controlled subsidiary of Santander Spain. On

January 9, 2017 in an Extraordinary Shareholder Meeting, the shareholders’ approved an amendment of the Bank’s Articles of Incorporation.
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
Ownership Restrictions
Under Article 12 of the Chilean Securities Market Law and the regulations of the FMC, shareholders of open stock corporations are required to report the following to the FMC and the Chilean stock exchanges:
•any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or disposing, directly or indirectly, 10.0% or more of an open stock corporation’s share capital; and
•any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10.0% or more of an open stock corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.
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
Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the FMC provide that the following transactions must be carried out through a tender offer:
•an offer which allows a person to take control of a publicly traded company, unless (i) the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange and (ii) those shares are acquired (a) through a capital increase, (b) as a consequence of a merger, (c) by inheritance or (d) through a forced sale; and
•an offer for a controlling percentage of the shares of a listed company if such person intends to take control of the parent company (whether listed or not) of such listed company, to the extent that the listed company represents 75.0% or more of the consolidated net worth of the parent company.
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
Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person or group of persons acting (either directly or through other entities or persons) pursuant to a joint action agreement, to direct the majority of the votes at the shareholders’ meetings of the corporation, to elect the majority of members of its Board of Directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons with an agreement to act jointly that holds, directly or indirectly, at least 25.0% of the voting share capital, unless:
•another person or group of persons acting pursuant to joint action agreement, directly or indirectly, controls a stake equal to or greater than the percentage controlled by such person or group of persons;
•the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital (either directly or pursuant to a joint action agreement); or
•in cases where the Superintendency of Securities and Insurance (now the FMC) has ruled otherwise, based on the distribution or atomization of the overall shareholding.
According to the Chilean Securities Market Law, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:
•a principal and its agents;
•spouses and relatives within certain degrees of kinship;
•entities within the same business group; and
•an entity and its controller or any of the members of the controller.
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
According to Article 96 of the Chilean Securities Market Law, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or in the acquisition of securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:
•a company and its controller;
•all the companies with a common controller together with that controller;
•all the entities that the FMC declares to be part of the business group due to one or more of the following reasons:
•a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties;
•the company has a significant level of indebtedness and the business group has a material participation as a lender or guarantor;
•any member of a group of controlling entities of a company mentioned in the first two bullets above and there are grounds to include it in the business group; or
•the company is controlled by a member of a group of controlling entities and there are grounds to include it in the business group.
Article 36 of the General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10.0% of the shares of a bank without the prior authorization of the FMC, which may not be unreasonably withheld. The prohibition would also apply to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares of our common stock or ADSs acquired. In determining whether or not to issue such an authorization, the FMC considers a number of factors enumerated in Article 28 of the General Banking Law, including, among others (i) the financial stability of the purchasing party and (ii) the legitimacy of the purchasing party.
According to Article 35bis of the General Banking Law, the prior authorization of the FMC is required for:
•the merger of two or more banks;
•the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank;
•the control by the same person, or controlling group, of two or more banks; or
•a substantial increase in the existing control of a bank by a controlling shareholder of that bank.

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

C.Material Contracts
During the past two years, we were not a party to any material contract outside the ordinary course of business.
D.Exchange Controls
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
E.Taxation
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

For purposes of this summary, the term “Foreign Holder” means either (1) in the case of an individual, a person who is not resident or domiciled in Chile; or (2) in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless the shares of our common stock or ADSs are allocated to a branch or a permanent establishment of such entity in Chile. For Chilean tax purposes, (a) an individual holder is a resident in Chile if he or she is present in Chile for more than 183 days in any 12-month period, continuous or otherwise, and (b) an individual is a resident in Chile if he or she is present in Chile with the actual or constructive intent to be present in Chile (such intent to be evidenced primarily by circumstances of an economic nature, such as if Chile is the place where he or she develops the activity that generates most of his or her income, or if it is the country where most of his or her main business interests are located).

The Income Tax Law provides that a Foreign Holder is subject to income tax on its Chilean source income. For these purposes, Chilean-sourced income generally means income derived from activities carried out within the Chilean territory or from sales, dispositions, or other transactions involving assets or goods located in Chile. Indirect transfer rules may also attribute Chilean source income.
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

However, if the Foreign Holder is a resident of a country with which Chile has a tax treaty for the avoidance of double taxation (a “Double Tax Treaty”) in force, the Foreign Holder may be entitled to apply the entire CIT against WHT otherwise due. Moreover, if the Foreign Holder is a resident of a country with a signed Double Tax Treaty that has not entered into force as of January 1, 2020, the Foreign Holder would also be entitled to a 100% CIT credit, without reduction by any related fiscal debit, until December 31, 2026. If by such date the treaty has not entered into force, the Foreign Holder will be subject to the general rules, and hence entitled only to a net credit of 65% of the CIT as described above.

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

It is worth mentioning that, on February 24, 2020, the “Modernization Tax Law” was enacted and published in the Chilean Official Gazette and sets forth a single partially integrated tax regime, applicable to companies whose annual sales exceed 75,000 UF (approximately USD 2.8 million). Under this single regime, the CIT remains at 27%, which is partially creditable against the final taxation of Foreign Holders, unless they reside in a country with a Double Tax Treaty, in which case the CIT is fully creditable, as explained above.

To prove residency in a country with which Chile has a Double Tax Treaty, whether signed or in force, a Foreign Holder must produce a government-issued tax residence certificate, recognizing the taxpayer as a tax resident of the corresponding country for the corresponding period. Foreign Holders are urged to consult with their tax advisers regarding all requirements to be entitled to the 100% CIT credit.

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

100% Credit available Taxable income	U.S.$100
CIT (27.0% of U.S.$100)	(27.0)
Net proceeds available	73.0
Dividend payment	73.0
Withholding Tax (35.0% of the sum of the dividend (U.S.$73.0) and the available CIT credit (U.S.$27.0))	35.0
CIT credit	(27.0)
Payable WHT	8.0
Net dividend received (73.0-8.0)	65.0
Effective dividend withholding tax rate (8.0/73.0)	11.0%

65% Credit available Taxable income	U.S.$100
CIT (27.0% of U.S.$100)	(27.0)
Net proceeds available	73.0
Dividend payment	73.0
Withholding Tax (35.0% of the sum of the dividend (U.S.$73.0) and the available CIT credit (U.S.$27.5))	35.0
CIT credit	(27.00)
CIT debt	9.45
Payable WHT	17.45
Net dividend received (73.0-17.45)	55.55
Effective dividend withholding tax rate (17.45/73.0)	24%

Dividend distributions made in kind would be subject to the same Chilean tax rules as cash dividends. Stock dividends received by the Foreign Holder are not subject to Chilean taxation. The U.S.-Chile Treaty came into force as of January 1, 2024, U.S., therefore we recommend investors should consult their tax advisers as to the applicability of the treaty for their own circumstances.

Taxation of Capital Gains

Gain realized on the sale, exchange, or other disposition by a Foreign Holder of ADSs will not be subject to Chilean taxation, provided that such sale or disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law, as amended by Law No. 19,601, dated January 18, 1999. The deposit and withdrawal of shares of common stock in exchange for ADSs will not be subject to any Chilean taxes.

Gain recognized on the sale or exchange of shares of common stock (as distinguished from the sale or exchange of ADSs representing such shares of common stock) by a Foreign Holder is subject to a 35% WHT (unless otherwise reduced or exempted by domestic law or an applicable Double Tax Treaty). For tax purposes, the capital gain is the difference between the sale price and the acquisition price of the shares of common stock. This tax must be withheld by the purchaser at an interim rate of 10.0% of the total price without any deduction, unless the taxable gain can be determined, in which case the withholding will be equal to 35.0% of the gain.

Notwithstanding the above, if the seller demonstrates in the form required by Chilean regulations that no capital gain has been realized, the WHT would not apply.

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

U.S.-Chile Double Tax Treaty came into force as of January 1, 2024; hence we recommend investors should consult their tax advisers as to the applicability of the treaty in their circumstances.

Other Chilean Taxes

No Chilean inheritance, donation or succession taxes will apply to the transfer or disposition of the ADSs by a Foreign Holder (unless they were purchased or acquired with cash derived from Chilean sources), but such taxes will generally apply to the transfer of shares of our common stock by death or donation by a Foreign Holder. There are no Chilean stamp, issue, registration or similar taxes or duties applicable to Foreign Holders of shares of our common stock or ADSs.

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
U.S. Federal Income Tax Considerations
The following is a discussion of material U.S. federal income tax consequences of owning and disposing of shares of our common stock or ADSs to U.S. holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such common stock or ADSs. The discussion applies only if you are a U.S. holder holding shares of our common stock or ADSs as capital assets for U.S. federal income tax purposes. It does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including the alternative minimum tax and the Medicare contribution tax, nor does it describe all tax consequences that may be relevant to U.S. holders subject to special rules, such as:
•certain financial institutions;
•insurance companies;
•dealers and traders in securities who use a mark-to-market method of tax accounting;
•persons holding shares of our common stock or ADSs as part of a hedge, “straddle,” conversion transaction, integrated transaction or similar transaction;
•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;
•persons holding shares of our common stock or ADSs that own or are deemed to own ten percent or more of the voting power or value of our stock;
•persons who acquired shares of our common stock or ADSs pursuant to the exercise of any employee stock option plan or otherwise as compensation; or
•persons whose shares of our common stock or ADSs are held in connection with a trade or business conducted outside the United States.
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
This discussion is based on the Code, the U.S.-Chile Double Tax Treaty, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. In addition, this discussion does not address U.S. state, local and non-U.S. tax consequences. Please consult your tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of shares of our common stock or ADSs in your particular circumstances.
As used herein, a “U.S. holder” is a person that for U.S. federal income tax purposes, is a beneficial owner of shares of our common stock or ADSs and is:
•a citizen or individual resident of the United States;

•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, a state thereof or the District of Columbia; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
In general, if you own ADSs, you will be treated as the owner of the underlying shares of our common stock represented by those ADSs for purposes of the U.S.-Chile Double Tax Treaty and for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares of our common stock represented by those ADSs.
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
Subject to applicable limitations that may vary depending upon your circumstances, Chilean taxes withheld from cash dividends on shares of our common stock or ADSs, reduced by the credit for any CIT, as described above under “—Chilean Taxation—Taxation of Dividends,” might be creditable against your U.S. federal income tax liability. On December 28, 2021, new Treasury Regulations pertaining to foreign tax credits (the “Final Treasury Regulations”) were released that impose significant new limitations on the non-U.S. taxes (including withholding taxes) for which a foreign tax credit can be claimed. Corrections with respect to the Final Treasury Regulations were published on July 27, 2022, and the IRS has released a series of notices, most recently on December 11, 2023, which modify and, in some cases, indefinitely defer the application of certain aspects of the Final Treasury Regulations. We have not determined whether these limitations will prevent a U.S. holder from claiming a foreign tax credit with respect to any withholding tax imposed on dividends on ADRs or shares of our common stock. As discussed above, the U.S.-Chile Double Tax Treaty entered into force on December 19, 2023. During periods of its applicability, Chilean income taxes withheld from dividends on shares of our common stock or ADSs in excess of the rate provided in the U.S.-Chile Double Tax Treaty will not be creditable by a U.S. holder who is eligible for the benefits of the U.S.-Chile Double Tax Treaty. The rules governing foreign tax credits, including the Final Treasury Regulations, are complex and you should consult your tax advisers to determine whether they may limit your ability to make effective use of foreign tax credits. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.
Sale or Other Disposition of Shares of Our Common Stock or ADSs
For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of our common stock or ADSs generally will be capital gain or loss, and will be long-term capital gain or loss if you held the shares of our common stock or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the shares of our common stock or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.
As discussed above under “—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs—Chilean Taxation— Taxation of Capital Gains”, gain realized by a U.S. holder on the sale or other disposition of our ADSs should be exempt from Chilean tax on capital gains provided that certain requirements are met. Similarly, gain realized by a U.S holder that qualifies for the benefits of the U.S.-Chile Double Tax Treaty on the sale or other disposition of our common stock may be exempt from Chilean tax on capital gains under the U.S.-Chile Double Tax Treaty, provided certain conditions are met. If a Chilean tax is withheld on the sale or disposition of the shares of our common stock or ADSs, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Chilean tax. See “—Chilean Taxation—Taxation of Capital Gains” for a description of when a disposition may be subject to taxation by Chile. Such gain or loss generally will be U.S.-source gain or loss for foreign tax credit purposes. The Final Treasury Regulations generally preclude U.S. persons from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares of our common stock or ADSs by a jurisdiction that does not have in effect an applicable income tax treaty with the United States (which for periods prior to the U.S.-Chile Double Tax Treaty’s entry into force, included Chile), although such taxes may be applied to reduce the amount realized on the disposition. Consequently, if you do not qualify for the benefits of the U.S.-Chile Double Tax Treaty or you disposed of shares of our common stock or ADSs prior to the treaty’s entry into force, you may not be able to credit any Chilean tax imposed on the disposition of shares of our common stock or ADSs against your taxable income unless you have other foreign-source income in the appropriate foreign tax credit category. A U.S. holder who is eligible for the benefits of the U.S.-Chile Double Tax Treaty and whose gain from the sale of shares is not exempt from Chilean tax under the U.S.-Chile Double Tax Treaty may elect to treat disposition gain that is subject to Chilean tax as foreign-source gain and claim a credit in respect of the tax.
Passive Foreign Investment Company Rules
Based on proposed Treasury regulations (the “Proposed Regulations”), including those which are proposed to be effective for taxable years beginning after December 31, 1994 (and on which taxpayers may currently rely pending finalization), we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2024. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, and, if more recently proposed Treasury regulations are finalized in their current form, the location of activities that produce active banking income and the location of our customers, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held an ADS or a share of our common stock, certain adverse tax consequences could apply to you.
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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
The documents concerning us which are referred to in this Annual Report may be inspected at our offices at Bandera 140, 20th floor, Santiago, Chile. We are subject to the information reporting requirements of the Exchange Act, except that, as a foreign issuer, we are not subject to the proxy rules or the short-swing profit and disclosure rules of the Exchange Act. The SEC maintains a website on the Internet at https://www.sec.gov that contains reports and information statements and other information about us. The reports and information statements and other information about us can be downloaded from the SEC’s website or our investor relations website https://santandercl.gcs-web.com. None of the information contained on our website is incorporated by reference into, or forms part of, this Annual Report.
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
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
1.Credit Risk
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

The Bank has defined default on the following basis:
•Corporate: when exposure is more than 89 days past due, it has been restructured, it is in judicial collection, pulling effect defined as the entire outstanding amount on any loan which has an installment 90 days or more past due.
•Other: when exposure is more than 89 days past due, it has been restructured, it is in judicial collection, it has been written off, or has been identified as impaired by an internal risk committee.
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
a.Adverse changes in the financial situation, such as a significant increase in debt levels.
b.Significant drops in turnover or, in recurring cash flows.
c.Significant narrowing of operating margins or recurring income.
d.Significant adverse changes in credit risk cost, due to changes in this risk after initial recognition.
e.Other changes in the transaction’s credit risk that would impact on conditions being significantly different if the transaction were originated or reissued on the reference date.
f.An actual or expected reduction of the integral credit rating of the operation (client’s integral rating) or decrease in the performance score.
g.An actual or expected significant decrease in the price or external credit rating of the mail operation, as well as other external market indicators of the credit risk for similar operations with the same expected life.
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
The Board has delegated the duty of credit risk management to the Risk Committee, as well as to the Bank’s risk departments, whose roles are summarized below:
•Formulate credit policies by consulting with the business units, meeting requirements of guarantees, credit evaluation, risk rating and submitting reports, documentation and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.
•Establish the structure to approve and renew credit requests. The Bank structures credit risks by assigning limits to the concentration of credit risk in terms of individual debtor, debtor group, industry segment and country. Approval levels are assigned to the corresponding officials of the business unit (commercial, consumer, SMEs) to be exercised by that level of management. In addition, those limits are continually revised. Teams in charge of risk evaluation at the branch level interact on a regular basis with customers; however, for larger credit requests, the risk team from the head office and the Executive Risk Committee works directly with customers to assess credit risks and prepare risk requests.
•Limit concentrations of exposure to customers or counterparties in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating and liquidity.
•Develop and maintain the Bank’s credit risk classifications for the purpose of classifying risks according to the degree of exposure to financial loss that is exhibited by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.
•Revise and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits prior to loan approvals for customers or prior to the acquisition of specific investments. Credit renewal and reviews are subject to similar processes.
For more detail on credit risk metrics please see: “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Provision for loan losses”, “Item 5. Operating and Financial Review and Prospects—B. Selected Statistical Information- Loan Portfolio”, “Item 5. Operating and Financial Review and Prospects—B. Selected Statistical Information- Credit Ratios”, “Note 8 – Financial Assets at Amortized Costs” and “Note 37-Risk Management-Credit Risk”.
2.Non-financial risks
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
The following table summarizes our net losses from operational risks in 2024 compared to 2023. In 2024, the 33.4% increase in operational-related losses was mainly due to an increase in cyber related fraud committed against our clients.

	As of December 31,		% Change
	2024	2023	2024/2023

	(Ch$ millions)
Net losses from operational risks
Fraud	7,633	2,759	176.7%
Labor related	4,969	5,611	(11.4)%
Client / product related	559	761	(26.5%)

Damage to fixed assets	345	255	35.3%
Business continuity / Systems	178	164	8.5%
Processing	4,950	4,418	12.0%
Total	18,634	13,968	33.4%
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
Our methodology consists of the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following:
•Identify, evaluate, mitigate, inform, manage and monitor the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;
•Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions, whether these are internally-developed or outsourced to third parties, and promote an advanced culture of operational risk management;
•Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol; and
•Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control.
Cyber-security and data security plans
The Bank continuously monitors cyber-security risks and has implemented preventative measures to be prepared for any cyber-attack. Likewise, the internal cyber-security model based on best practices and international standards, is periodically evaluated for its maturity level. Through these evaluations, points of improvement have been identified and actions and remediation have been established and incorporated into our cybersecurity plans. For further information, see “Item 16K. Cybersecurity.”
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
Role of Santander Group’s Global Risk Division: Operational Risk
In matters regarding operational risk, Santander Global Risk Department’s role is to define certain global policies, guidelines and procedures regarding operational risk. The Corporate Operational Risk Committee is the main body in which the different units of Santander discuss and review the major operational risk events and policies.
3.Market Risks
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
Market risk is the risk of losses due to unexpected changes in interest rates, foreign exchange rates, inflation rates and other rates or prices. We are exposed to market risk mainly as a result of the following activities:
•trading in financial instruments, which exposes us to interest rate and foreign exchange rate risk;
•engaging in banking activities, which subjects us to interest rate risk, since a change in interest rates affected gross interest income, gross interest expense and customer behavior;
•engaging in banking activities, which exposes us to inflation rate risk, since a change in expected inflation affects gross interest income, gross interest expense and customer behavior;
•trading in the local equity market, which subjects us to potential losses caused by fluctuations of the stock market; and
•investing in assets whose returns, or accounts are denominated in currencies other than the Chilean peso, which subjects us to foreign exchange risk between the Chilean peso and such other currencies.
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

4.Market Risk: Quantitative Disclosure
Impact of Inflation
Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$38,416.69 as of December 31, 2024, Ch$36,789.36 as of December 31, 2023, Ch$35,110.98, and as of December 31, 2022. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition, and results of operations. Negative inflation rates also negatively impact on our results. Inflation measured as the annual variation of the UF was 4.4% in 2024, 4.8% in 2023, and 13.3% in 2022. There can be no assurance that Chilean inflation will not change significantly from the current level.
Due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are significantly less features in deposits and other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:
•UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest-bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest-bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities.
•Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. This gap's size is limited by internal and regulatory guidelines to avoid excessive potential losses due to strong shifts in interest rates or inflation. To keep this duration gap below internal and regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. The loss from the swaps taken to hedge mainly for inflation and interest rate risk, and included in net interest income, totaled a loss of Ch$535,558 million in 2024, a loss of Ch$1,147,193 million in 2023, and a loss of Ch$1,755,795 million in 2022. The lower losses in 2024 was mainly due to lower short-term interest rates and inflation in 2024 compared to 2023. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$7,518,561 million in 2024, Ch$6,875,280 million in 2023 and Ch$7,849,843 million in 2022. Therefore, our sensitivity to a 100-basis point shift in UF inflation considering our average gap in 2024 would be approximately Ch$75 billion.

The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was as follows:

	As of December 31,			% Change
	2024	2023	2022	2024/2023	2023/2022

	(in millions of Ch$)
Impact of inflation on net interest income
Results from UF GAP(1)	323,751	321,698	1,015,855	0.6%	(68.3%)
Annual UF inflation	4.4%	4.8%	13.3%
(1)UF GAP is net interest income from asset and liabilities denominated in UFs and includes the results from hedging the size of this gap via interest rate swaps.
•The similar result in 2024 compared to 2023 was mainly due to similar inflation levels in both years.
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
We also maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are non-interest bearing and are not indexed to inflation the higher percentage of our funding that comes from this source positively impacts our net interest margin as interest rates or inflation rises and vice-versa. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 30.7%, 29.0%, and 32.0% for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2024	Demand	Up to 1 month	Between 1 and3 months	Between 3 and12 months	Between 1 and3 years	Between 3and 5 years	More than 5years	Total
	(in millions of Ch$)
Financial assets
Cash and deposits in banks	2,695,560	—	—	—	—	—	—	2,695,560
Cash items in process of collection	572,552	—	—	—	—	—	—	572,552
Financial assets for trading at FVTPL
Financial derivative contracts and hedge contracts(1)	—	701,349	748,363	2,088,541	3,378,110	2,105,419	4,131,616	13,153,398
Debt financial instruments	—	—	642	—	139,231	108,429	81,025	329,327
Financial assets at FVOCI
Debt financial instrument	—	696,961	204	504,208	370,657	426,511	688,944	2,687,485
Other financial instruments	391	2,687	5,374	20,967	27,253	3,689	15,706	76,067
Financial assets at amortized cost(2)
Rights under repurchase agreements	—	153,135	—	—	—	—	—	153,135
Debt financial instruments	—	—	—	—	639,842	4,252,887	284,350	5,177,079
Interbank loans	30	31,170	82	—	—	—	—	31,282
Loans and account receivable from customers	797,619	3,457,842	3,065,963	5,530,713	8,692,531	4,710,139	15,037,754	41,292,561
Guarantee deposits (margin accounts)	1,847,101	—	—	—	—	—	—	1,847,101
Total financial assets	5,913,253	5,043,144	3,820,628	8,144,429	13,247,624	11,607,074	20,239,395	68,015,547

Financial liabilities
Cash items in process of being cleared	497,110	—	—	—	—	—	—	497,110
Financial liabilities for trading at FVTPL
Financial derivative contracts and hedge contracts(1)	—	572,712	722,143	1,914,050	3,734,434	2,067,825	4,042,254	13,053,418
Financial liabilities at amortized cost
Deposits and other demand liabilities	14,260,609	—	—	—	—	—	—	14,260,609
Time deposits and other time liabilities	286,207	7,900,056	4,047,333	4,369,825	464,268	371	30,565	17,098,625
Obligations under repurchase agreements	—	276,588	—	—	—	—	—	276,588
Interbank borrowings	44,803	482,959	368,147	2,469,277	868,932	—	103,829	4,337,947
Issued debt instruments(3)	—	771,983	295,713	1,578,811	2,320,666	1,168,681	1,997,421	8,133,275
Other financial liabilities	—	200,541	—	—	—	—	—	200,541
Lease liabilities	—	—	—	12,685	24,210	15,583	14,404	66,882
Guarantees received (margin accounts)	1,832,345	—	—	—	—	—	—	1,832,345
Total financial liabilities	16,921,074	10,204,839	5,433,336	10,344,648	7,412,510	3,252,460	6,188,473	59,757,340
(1)Includes derivative contracts for trading purposes and hedge derivatives contracts.
(2)Debt financial instruments, Interbank loans and loans and accounts receivable from customer are presented on a gross basis, the related allowance are Ch$1,074 million, Ch$(1) million and Ch$(1,192,689) million, respectively.
(3)Includes Subordinated bonds for Ch$1,910,697 million which is presented as Regulatory capital financial instruments.

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2024, 2023 and 2022, in each case together with the related average nominal interest rates paid thereon.

	2024			2023			2022
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
Interest-bearing liabilities
Savings accounts	204,486	0.3%	4.5%	190,469	0.3%	3.6%	198,478	0.3%	11.3%
Time deposits	18,333,279	26.7%	5.0%	16,392,793	23.6%	7.4%	14,114,807	20.3%	5.9%
Central Bank borrowings	2,227,144	3.2%	5.1%	5,773,345	8.3%	12.2%	5,441,584	7.8%	8.5%
Repurchase agreements	567,006	0.8%	9.1%	779,214	1.1%	7.2%	450,632	0.6%	3.7%
Mortgage finance bonds	455	0.0%	11.4%	2,063	0.0%	9.3%	5,058	0.0%	17.3%
Commercial paper	639,541	0.9%	6.0%	613,212	0.9%	5.8%	298,142	0.4%	2.4%
Other interest bearing liabilities	14,707,545	21.4%	8.0%	14,920,208	21.5%	8.7%	14,449,972	20.8%	8.3%
Subtotal interest-bearing liabilities	36,679,456	53.5%	6.3%	38,671,304	55.6%	8.6%	34,958,673	50.4%	7.3%
Non-liabilities
Non-interest bearing deposits	11,317,733	16.5%		11,099,866	16.0%		12,844,814	18.5%
Derivatives	11,710,435	17.1%		10,937,411	15.7%		11,979,276	17.3%
Other non-interest bearing liabilities	4,162,306	6.1%		4,108,850	5.9%		6,079,681	8.8%
Shareholders’ equity	5,028,887	7.3%		4,720,294	6.8%		3,524,063	5.1%
Subtotal non-interest bearing liabilities and equity	31,926,462	46.5%		30,866,421	44.4%		34,427,834	49.6%
Total liabilities	68,605,918	100.0%		69,537,725	100.0%		69,386,507	100.0%
Foreign exchange fluctuations
The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The exchange rate depreciated 13.7% in 2024, depreciated 2.9% in 2023 and appreciated 0.6% in 2022.
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

As of December 31, 2024, this was equal to U.S.$350 million. This limit in various other currencies is as follows:

Currency	Limit
(in millions of U.S.$)
U.S. dollars	350
Euros	110
Yen	27
British pound	20
Mexican peso	30
Brazilian real	30
Colombian peso	30
Peruvian sol	20
Other European currencies	30
Other Latin American currencies	30
Other currencies	47.5
Total Limit	350
Foreign currency risk included in the trading portfolio is also measured and controlled using VaR. The average VAR of our foreign currency position was U.S.$1.55 million in 2024. The translation gains or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.
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
The Bank relies on demand deposits from Retail, Middle-Market and Corporate clients, obligations to banks, debt instruments, and time deposits as its main sources of funding. Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 39.5% of our average total liabilities and shareholders’ equity in 2023. As of December 31, 2024, the Bank’s top 20 time deposits represented 34.3% of total time deposits, or 8.6% of total liabilities and equity. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.
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
Liquidity Measures Implemented by the Central Bank of Chile as a Result of the COVID-19 Pandemic
In response to the COVID-19 pandemic, the Central Bank made available two lines of credit to banks to reinforce their liquidity. Pursuant to these lines of credit, a bank may borrow up to 3% of the aggregate amount of its consumer and commercial loan portfolios as of February 29, 2020 and may borrow up to an additional 12% if it uses the funds to provide loans to companies and individuals. The first line of credit is a facility available conditionally on loan growth (the “FCIC”) to ensure that banks continue to finance households and businesses in Chile. Loans provided by this line of credit may have maturities of up to four years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. In stages 1 and 2, the Board of the Central Bank had allocated a total of U.S.$40 billion to this facility, of which approximately U.S.$30 billion was disbursed. The Central Bank in its Monetary Policy Meeting held on January 27, 2021 announced the beginning of a third stage of this instrument (FCIC3) commencing on March 1, 2021 for approximately U.S.$10 billion. The FCIC instruments bore an interest rate of 0.5% (the lowest Central Bank MPR) for the duration of the program. Loans provided under the second line of credit, the LCL, are unsecured and may have maturities of up to 2 years, bearing interest in accordance with the current Central Bank MPR.
Our obligation to the Central Bank under the FCIC program came due in 2024. With the purpose of managing an orderly process of the expiration of the FCIC, in November 2022 the Central Bank established a collateral replacement program with the goal of reducing the pledged credit portfolio by replacing it with eligible Central Bank instruments at a rate of 1/18 per month. Additionally, with the same objective, the Central Bank agreed to implement a program for issuing Liquidity Deposits (LD) aimed exclusively at guaranteeing and providing operational support for the payment of the FCIC. These instruments were issued at floating MPR with the same payment dates of the various FCIC facilities. On April 1 and July 1, 2024, we made payments of Ch$3.3 trillion and Ch$2.8 trillion, respectively of the FCIC using the Central Bank's liquidity deposit program.
Liquidity risk management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated. The ALCO now uses as its liquidity portfolio those defined by the FMC and the Central Bank, which are in line with those established in BIS III. As of December 31, 2024, and 2023, the breakdown of the Bank’s liquid assets by levels was the following:

	December 31, 2024	December 31, 2023

	(Ch$ million)
Balance as of:
Cash and cash equivalent	2,416,812	1,969,547
Level 1 liquid assets(1)	7,241,318	6,072,282
Level 2 liquid assets(2)	4,517	6,240
Total liquid assets	9,662,647	8,048,069
(1)Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by States, multilateral development banks or foreign central banks that have a first-class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserves in the Central Bank are not included.
(2)Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Central Bank’s repo window.

	December 31, 2024	December 31, 2023
	(Ch$ million)	(Ch$ million)
Average balance as of:
Cash and cash equivalent	1,732,701	1,328,956
Level 1 liquid assets(1)	6,236,963	5,275,734
Level 2 liquid assets(2)	5,217	7,001
Total liquid assets	7,974,881	6,611,691
(1)Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by States, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserve in the Central Bank are not included.
(2)Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ in accordance with international rating agencies and mortgage bonds issued by Chilean banks that are acceptable at the Central Bank’s repo window.
The Central Bank and our ALCO also requires us to comply with the following liquidity limits:
•Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. As of April 2019, Chilean banks began reporting their local LCR figures with a minimum level of 60% in 2020, 80% in 2021 and 100% in 2022. As of December 31, 2024, this indicator for Banco Santander Chile was 190.8%
•Net Stable Funding Ratio (NSFR) which measures a bank’s stable funding sources over required stable needs. Beginning in 2022, Chilean banks must have a minimum NSFR ratio of 60% with a gradual phase-in which will reach 100% by 2026. As of December 31, 2024, this indicator for Banco Santander Chile was 106.3% in compliance with the local regulatory limit.
•The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2024 the liabilities with a maturity of less than 30 days in foreign currency were greater than our assets in foreign currency with a maturity of less than 30 days at a level equivalent to 16% of our capital, thus resulting in our compliance.
Market risk management
The Bank’s internal management of market risk is based chiefly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:
•trading portfolio;
•local financial management portfolio; and
•foreign financial management portfolio.
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
We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2024, 2023, and 2022, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.
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
In addition, the VaR methodology is subject to the following limitations:
•Changes in market rates and prices may not be independent and identically distributed random variables, and may not have a normal distribution; in particular, the assumption of normal distribution may underestimate the probability of extreme market movements;
•The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate; In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;
•A 1–day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day; it would not be possible to liquidate or cover all the positions in a single day;
•The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;
•The use of a 99% degree of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and
•A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. Also, a maximum VaR limit was established that can be applied over the trading portfolio. The average VaR as of December 31, 2024 was U.S.$2.40 million, which is below the total limit. The high, low, and average levels for each component and each year below were as follows:

Consolidated	2024	2023	2022

	(in millions of U.S.$)
VaR
High	4.06	6.81	6.23
Low	1.47	2.61	2.73
Average	2.40	4.09	4.41

Fixed-income investments
High	3.33	5.06	5.78
Low	1.41	2.11	2.75
Average	2.23	3.15	4.20

Variable-income investments
High	—	—	—
Low	—	—	—
Average	—	—	—

Foreign currency investments
High	3.93	5.79	4.82
Low	0.18	0.23	0.17
Average	1.55	2.20	1.14
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
Limitations of the sensitivity models
The most important assumption is using a parallel shift of the yield curve of 100bp in 2024 and 2023 and 25 bps in 2022. In 2022, the Bank used a 25 bps exchange rate since sudden changes of this magnitude were considered more realistic. In 2024 and 2023, and prior to 2021, a model was used that considered a change of 100 basis points in the yield curve (57 basis points for real rates). Santander Spain Global Risk Department has also established comparable limits by country, to be able to compare, monitor and consolidate market risk by country in a realistic and orderly way.

In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:
•The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, also including certain credit risk and prepayment considerations that may affect the maturity of certain positions.
•This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.
•The model does not take into account the sensitivity of volumes which results from interest rate changes.
•The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.
Market Risk – Financial management portfolio – December 31, 2024, 2023 and 2022:

	2024		2023		2022
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	138,957	373,566	124,904	353,718	33,550	95,710
High	49,174	170,622	79,657	173,389	23,982	57,176
Low	482	87,335	41,151	88,382	15,459	39,957
Average	20,482	136,617	62,740	133,464	21,366	49,580

Financial management portfolio – foreign currency (in thousands of U.S.$)
Loss limit	178,937	198,819	157,400	174,889	38,231	43,329
High	13,104	61,137	17,775	91,935	9,713	33,388
Low	442	47,615	227	53,436	255	20,371
Average	5,169	53,651	9,718	70,397	3,173	26,310

Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	138,957	373,566	124,904	353,718	33,550	95,710
High	46,970	357,867	75,816	283,550	28,699	76,738
Low	—	279,293	34,663	246,664	16,515	66,098
Average	19,678	311,333	64,477	268,776	23,438	71,003
Market risk –Regulatory method
The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2024. During 2022, the FMC issued a new regulation on the measurement and control of interest rate risk of the banking book and inflation risk, which will come into force in April 2023. According to such new regulation, the short-term exposure to interest rate risk and inflation risk as a percentage of net interest and inflation income and net fee income sensitive to interest rates, accumulated in the last 12 months, should not exceed a limit established by the Bank’s Board. The Board set a limit equal to 55% of net income from interest and inflation and net income from fees sensitive to interest rates. Furthermore, long-term exposure to interest rates for the banking book as a percentage of regulatory capital should not exceed a limit established by the Bank’s Board. The Board set this limit at 35% of the Bank’s regulatory capital.

Nonetheless, the FMC can lower limits at their discretion as part of its supervisory authority over the risk management of the Bank.

As of Dec 31,
2024
Ch$mn
Market risk – short-term financial management portfolio
Short Term Exposure to Interest Rate Risk	95,219
Exposure to Inflation Risk	149,306
Short-term exposure of financial management portfolio	244,525
Limit = 55% net (net income from interest and inflation+ interest rates sensitive commissions)	909,152
Available margin	664,627
Market risk – long-term financial management portfolio
Long Term Exposure to Interest Rate Risk	697,405
Limit = 35% Regulatory capital	2,436,461
Available margin	1,739,056
Trading book
Exposure to interest rate risk	459,161
Exposure to currency risk	13,931
Interest rate option risk	-
Currency option risk	4,284
Total exposure of trading portfolio	477,376
Banking book
Short Term Exposure to Interest Rate Risk	95,219
Exposure to Inflation Risk	149,306
Long Term Exposure to Interest Rate Risk	697,405
Total exposure of banking book	941,930
Derivative activities
At December 31, 2024, 2023 and 2022, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. Notional amounts are not recorded on the balance sheet. Banks must mark-to-market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The FMC recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.
•When a cash flow hedge exists, the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.
•When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement. Hedged items in the balance sheet are presented at their market value.
•When a hedge of foreign investment exposure exists (i.e. investment in a foreign branch), the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.
In order to reduce the credit risk in its derivative contracts, the Bank has entered into Credit Support Annex (CSA) agreements with the majority of its counterparties, which include obligations to post daily cash collateral. The majority of the agreements include an obligation to post collateral with a threshold amount of zero. In the table below we identify those contracts with CSA and breakdown the fair value of our derivative portfolio by collateral threshold requirements for 2024 and 2023.

	Fair value of derivative contracts
	2024		2023
	Assets	Liabilities	Assets	Liabilities
Derivative contracts with zero threshold collateral amount in CSA	12,081,545	11,782,472	9,802,491	10,836,243
Derivative contracts with threshold collateral amounts in CSA that are greater than zero	850,201	949,739	773,325	895,894
Derivative contracts without CSA agreements	221,652	321,207	149,199	256,205
Total	13,153,398	13,053,418	10,725,015	11,988,342
We classify some of our derivative financial instruments as being financial assets held for trading, due to the guidelines from the FMC. We enter into derivative contracts with some clients who seek hedging instruments. However, substantially all of our derivatives are not actually used for speculative purposes or trading.
As of December 31, 2024, the Bank held the following portfolios of financial assets and liabilities derivative contracts for trading at fair value through profit and loss:

	As of December 31, 2024
	Notional amount
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets
Currency forward	—	14,227,181	9,262,636	13,988,163	5,818,091	576,456	993,915	44,866,442	1,038,292
Interest rate swaps	—	15,353,818	15,394,905	16,392,696	21,541,572	9,219,884	17,265,959	95,168,834	1,907,001
Cross currency swaps	—	1,826,508	3,315,310	11,052,105	27,159,964	13,026,424	23,665,080	80,045,391	9,356,353
Call currency options	—	42,802	198,509	117,175	8,921	—	—	367,407	6,618
Put currency options	—	71,468	253,669	37,950	—	—	—	363,087	1,506
Total	—	31,521,777	28,425,029	41,588,089	54,528,548	22,822,764	41,924,954	220,811,161	12,309,770

	As of December 31, 2024
	Notional amount
	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Liabilities
Currency forward	—	11,564,755	9,439,120	14,191,034	10,403,238	1,680,685	1,598,835	48,877,667	1,151,921
Interest rate swaps	—	16,536,773	12,505,389	16,690,413	18,464,156	9,887,330	16,615,159	90,699,220	1,565,539
Cross currency swaps	—	1,325,472	2,195,962	8,993,722	19,955,223	11,501,296	19,704,815	63,676,490	9,430,069
Call currency options	—	81,510	143,946	58,826	—	—	—	284,282	5,530
Put currency options	—	248,733	106,519	138,505	8,921	—	—	502,678	1,965
Total	—	29,757,243	24,390,936	40,072,500	48,831,538	23,069,311	37,918,809	204,040,337	12,155,024

As of December 31, 2023, the Bank holds the following the Bank holds the following portfolios of financial assets and liabilities derivative contracts for trading at fair value through profit and loss:

	As of December 31, 2023
	Notional amount
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets
Currency forward	—	15,867,609	12,888,002	14,222,043	4,911,114	684,394	1,086,568	49,659,730	1,262,688
Interest rate swaps	—	5,619,676	18,456,733	20,257,077	18,590,489	7,833,406	14,063,652	84,821,033	2,342,464
Cross currency swaps	—	2,244,387	5,046,413	19,143,224	45,796,932	18,911,629	45,822,348	136,964,933	6,505,587
Call currency options	—	44,358	100,886	84,331	—	—	—	229,575	4,100
Put currency options	—	212,940	114,990	54,949	6,558	—	—	389,437	4,647
Total	—	23,988,970	36,607,024	53,761,624	69,305,093	27,429,429	60,972,568	272,064,708	10,119,486

	As of December 31, 2023
	Notional amount
	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Liabilities
Currency forward	—	15,424,586	11,104,328	15,247,865	3,947,215	1,408,304	2,072,624	49,204,922	1,258,352
Interest rate swaps	—	5,149,926	15,399,286	19,835,190	18,565,396	7,666,659	11,349,882	77,966,339	1,940,320
Cross currency swaps	—	1,915,707	4,813,848	22,440,782	48,295,676	20,620,952	44,005,979	142,092,944	6,314,963
Call currency options	—	192,051	81,368	10,799	—	—	—	284,218	2,726
Put currency options	—	6,518	147,329	157,779	36,650	—	—	348,276	5,214
Total	—	22,688,788	31,546,159	57,692,415	70,844,937	29,695,915	57,428,485	269,896,699	9,521,575
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
As of December 31, 2024 and 2023 the Bank holds the following portfolio of derivative instruments for hedging purposes:

	As of December 31, 2024
	Notional amount								Fair value
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives
Interest rate swaps	—	—	—	2,047,050	1,153,300	543,000	397,640	4,140,990	40,062	78,329
Cross currency swaps	—	841,009	224,877	2,093,135	3,127,813	1,177,983	1,436,626	8,901,443	462,924	243,723
Subtotal	—	841,009	224,877	4,140,185	4,281,113	1,720,983	1,834,266	13,042,433	502,986	322,052

Currency forwards	—	149,115	160,050	1,861,085	—	—	—	2,170,250	65,196	—
Cross currency swaps	—	889,661	1,989,477	3,491,191	7,437,766	528,886	1,153,235	15,490,216	275,446	576,342
Subtotal	—	1,038,776	2,149,527	5,352,276	7,437,766	528,886	1,153,235	17,660,466	340,642	576,342
Total	—	1,879,785	2,374,404	9,492,461	11,718,879	2,249,869	2,987,501	30,702,899	843,628	898,394

	As of December 31, 2023
	Notional amount								Fair value
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives
Interest rate swaps	—	12,562	3,656,708	2,971,608	2,219,138	349,780	612,115	9,821,911	96,729	1,319,275
Cross currency swaps	—	87,445	216,904	902,332	4,075,196	497,502	1,764,227	7,543,606	251,810	174,041
Subtotal	—	100,007	3,873,612	3,873,940	6,294,334	847,282	2,376,342	17,365,517	348,539	1,493,316
Cash flow hedge derivatives
Currency forwards	—	43,242	177,000	2,207,656	8,745	—	—	2,436,643	5,539	64,624
Cross currency swaps	—	459,517	1,144,579	5,286,020	6,210,538	1,205,343	1,676,266	15,982,263	251,451	908,827
Subtotal	—	502,759	1,321,579	7,493,676	6,219,283	1,205,343	1,676,266	18,418,906	256,990	973,451
Total	—	602,766	5,195,191	11,367,616	12,513,617	2,052,625	4,052,608	35,784,423	605,529	2,466,767
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B. Warrants and Right
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Our Depositary is The Bank of New York Mellon, with its principal executive office located at 240 Greenwich Street, New York, N.Y. 10286.
Each ADS represents the right to receive 400 shares of Common Stock without par value.

Persons depositing or withdrawing shares or ADS holders must pay:
$5.00 (or less) per 100 ADSs	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$0.05 (or less) per ADS (or a portion thereof)	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been deposited with the Depositary	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the Depositary to ADS holders

$0.05 (or less) per ADS (or a portion thereof) per calendar year	Depositary services
Registration and transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

Expenses of the Depositary	Cable (including SWIFT), telex and facsimile transmissions (when expressly provided in the Deposit Agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any other charges incurred by the Depositary or its agents for servicing the shares or other deposited securities	As necessary
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
In 2024, the Depositary made direct payments and reimbursements to us in the gross amount of U.S.$1,248,425 for expenses related to investor relations of which 30% was withheld for tax purposes in the U.S.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures
As of December 31, 2024, the Bank, under the supervision and with the participation of the Bank’s management, including its Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
Based on such evaluation, as of December 31, 2024, the Bank’s Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer concluded that the Bank’s disclosure controls and procedures were effective in ensuring that information relating to the Bank, including its consolidated subsidiaries, required to be disclosed in the reports it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the Bank’s management, including its Disclosure Committee and principal financial officers as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Bank’s internal control over financial reporting is a process designed by, or under the supervision of, the Bank’s principal executive and principal financial officers and effected by the Bank’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS-IASB and includes those policies and procedures that:
•Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS-IASB, and that our receipts and expenditures are being made only in accordance with authorizations of the Bank’s management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
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
Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective based on those criteria.
Changes in Internal Control Over Financial Reporting
There has been no change in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.
Our internal control over financial reporting as of December 31, 2024 has been audited by an independent registered public accounting firm, as stated in its report, which is referenced below.
Report of Independent Registered Public Accounting Firm
For the report of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, independent registered public accounting firm, dated February 27, 2025, on the effectiveness of our internal control over financial reporting as of December 31, 2024, see page F-3 of our Audited Consolidated Financial Statements.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Amounts billed by the auditors for statutory audit and other services were as follows:

	2024	2023

	(in millions of Ch$)
Audit Fees:
Statutory audit	885	847
Audit-related regulatory reporting	466	424
Other audit-related fees	397	24
Tax Fees:
Compliance	-	-
Advisory Services	-
Total	1,748	1,295
Statutory audit: Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements that are provided by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada (PCAOB ID: 1364) and in connection with statutory and regulatory filings or engagements, and attest services.
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
•Whether a company’s executive officers may serve as its directors – the NYSE standards do not prohibit a U.S. company’s executive officer from also serving as a director, whereas our corporate governance standards prohibit this.
•Whether the shareholders must be given an opportunity to vote on equity-compensation plans – the NYSE standards require that shareholders be allowed to vote on all equity compensation plans of a U.S. company, whereas our corporate governance standards only require that shareholders be allowed to vote on director compensation.
•The adoption and disclosure of corporate governance guidelines – the NYSE standards require all U.S. companies listed on the NYSE to adopt the NYSE corporate governance guidelines, whereas we follow the corporate governance guidelines established under Chilean law.
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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES

Insider Trading Policies and Procedures

We maintain insider trading policies and procedures governing the purchase, sale, and/or other dispositions of Bank’s securities by directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as NYSE listing standards. A copy of our insider trading policy is filed as Exhibit 19 to this report.

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

In 2024, in light of an increase in cybersecurity and environmental related risks, as well as legal and regulatory requirements (including DORA in particular), we have strengthened our third-party supplier risk management model and internal control framework, and we have also developed various tools designed to assess, manage and control risks throughout the management cycle, including the risks in outsourcing and third-party agreements.

Security controls have been strengthened in an effort to mitigate the risks associated with the current environment, of heightened geopolitical tensions and the accelerated adoption of emerging technologies such as artificial intelligence. New controls have been implemented to address current risk areas and emerging attack methods. These include ransomware and Distributed Denial of Service (DDoS) preparedness and response, access management in virtual environments, supply chain protection, and the incorporation digital fraud and identity theft prevention measures to ensure a safer customer experience. Internal regulations have also been reviewed and adapted to ensure alignment with the cybersecurity requirements set out in DORA, with a focus on incident management and reporting, and advanced penetration testing. The Santander Fusion Center, which integrates the cybersecurity and IT monitoring teams, carries out the functions of detection, monitoring and response to operational failures and cybersecurity events for Chile and other Santander Group’s entities, 24 hours a day, seven days a week. In addition to the regular tests and reviews performed by our cybersecurity team, independent third-party certification bodies review and certify our critical cybersecurity processes and controls. Certifications are reviewed and updated periodically, and new processes and controls are certified on an annual basis.

Other instruments are used to analyze and manage operational risk, such as the assessment of new products and services, and transformation initiatives; business continuity plans (BCP); review of corporate insurance; review of the management perimeter; recommendations from internal and external auditors, and supervisors; and the quality assurance process.

In 2024, there has been an increase in cybersecurity events, primarily related to DDoS attacks and events involving third-party service providers. For example, on May 14, 2024, Santander Group announced that it became aware of an unauthorized access to a Santander database containing certain customer and employee information about Chile, which was hosted by a third-party service provider. We do not currently believe that any of these events have materially affected our operations. Our team remains vigilant and committed to maintaining and enhancing, as necessary, our cybersecurity measures designed to protect against evolving cybersecurity threats.

Governance

The Bank has implemented a Cybersecurity Framework defining the governance, roles, responsibilities, and policies on preventing and confronting cybercrime. The Chief of Cybersecurity or CISO (Chief Information Security Officer) has been defined as the officer responsible for cybersecurity, embedded in the Bank’s Technology and Operations division, which is the front line of defense against cyber-security threats and data security. In addition, the Non-Financial Risk

Department through Cyber Risk (a specialized area) independently controls and supervises the Cyber Security Risk. Our CISO boasts 15 years of technology experience, including 11 years in cybersecurity at Grupo Santander and over 7 years in leadership roles. He has a proven track record in handling complex incidents, reducing impact and mitigating risks. With certifications such as CISM, CISSP, CCSP, and ITIL, our CISO is exceptionally well-equipped to navigate the evolving cybersecurity landscape and protect our assets.

In turn, there is a group of supervisory bodies that include the Cybersecurity and Technology Risk Committee, who are responsible for ensuring adequate management of cybersecurity risks in line with business objectives and risk appetite; the Non-Financial Risk Committee, who is in charge of supervising and controlling the management of non-financial risks in order to prevent and mitigate operational losses. The Bank’s Board is involved in supervising cybersecurity matters in two instances: (i) First, the board of directors, which approves the cybersecurity framework, strategy and policies, and ensures that appropriate priority and resources are allocated to protect systems and information of the Bank, and (ii) the board’s Integral Risk Committee, which proposes the action framework and risk appetite for the Bank, and oversees risk management based on a comprehensive view of risks. Both the board and the board’s Integral Risk Committee discuss these matters on a quarterly basis and the CISO reports to the board on Santander Chile’s cybersecurity management, including the review of strategic indicators and objectives for the year, cyber incidents of the period (if any) and the status of vulnerabilities management. We are strongly aligned with Santander Group’s headquarters, who sets the guidelines and main initiatives to develop in these areas, regarding strategy, best practices, and experience-sharing.

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

b)Index to Exhibits

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

2A.4	Copy of the Central Bank Chapter XXVI Regulations Related to the Acquisition of Shares in Chilean Corporations and the Issuance of Instrument on Foreign Stock Exchanges or under Other Terms and Conditions of Issue (accompanied by an English translation) (incorporated by reference to Banco Santander-Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 1996 (File No. 1-13448) filed in paper with the Commission on June 30, 1997).
2B.1	Agreement for the Issuance of Bonds dated November 26, 1996 between Old Santander-Chile and Banco Security (accompanied by an English translation) (incorporated by reference to Banco Santander-Chile’s Annual Report for the fiscal year ended December 31, 1996 (File No. 1-13448) filed in paper with the Commission on June 30, 1997).
2D	Description of Securities.
8.1	List of Subsidiaries.
12.1	Section 302 Certification by the Chief Executive Officer.
12.2	Section 302 Certification by the Chief Financial Officer.
12.3	Section 302 Certification by the Financial Controller.
13.1	Section 906 Certification.
19.0	Banco Santander Chile Insider Trading Policy
97.1
Banco Santander Chile Financial Statement Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F (File No. 001-14554) filed with the
Commission on February 22, 2024).

101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation LinkbaseDocument.
101.DEF	Inline XBRL Taxonomy Extension Definition LinkbaseDocument.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation LinkbaseDocument.
104.0	Cover Page Interactive Data File (formatted as InlineXBRL and contained in Exhibit 101).

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Santander-Chile.
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
	Name:	Cristian Florence
	Title:	General Counsel
Date: February 28, 2025

CONSOLIDATED FINANCIAL STATEMENTS 2024	Banco Santander-Chile

CONTENT

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Santiago, February 27, 2025
To the Board of Directors and Shareholders of Banco Santander - Chile
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Banco Santander - Chile and its subsidiaries (the “Bank”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Bank’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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

Oficinas

Santiago: Av. Isidora Goyenechea 2800, piso 10, Torre Titanium, Las Condes	Viña del Mar: Av. Libertad 1405, of. 1704. Edificio Coraceros
Concepción: Chacabuco 1085, pisos 8 y 9, Edificio Centro Sur	Puerto Montt: Benavente 550, piso 10, Edificio Campanario

Oficina de parte: Av. Andrés Bello 2711, piso 1, Torre de la Costanera, Las Condes, Santiago
Teléfono Central: (56) 9 3861 7940
www.pwc.cl

Santiago, February 27, 2025
To the Board of Directors and Shareholders of Banco Santander - Chile
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
Expected Credit Loss Allowance for Commercial, Mortgage and Consumer Loans – Collective Basis
As described in Notes 1 and 37 to the consolidated financial statements, management assesses the adequacy of the collective basis expected credit loss allowance for commercial, mortgage and consumer loans using expected credit loss models. As of December 31, 2024, the collective basis expected credit loss allowance was Ch$ 1,026,755 million on total commercial, mortgage and consumer loans of Ch$ 40,941,107 million. As described by management, the estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect the changes in credit risk and the development of significant assumptions related to the probabilities of default and loss given default, related to forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors. Management assesses the adequacy of significant assumptions and the qualitative information used to determine the significant increase in credit risk since initial recognition, the internal rating and scoring policy, and the probabilities of default and loss given default.
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

Santiago, February 27, 2025
To the Board of Directors and Shareholders of Banco Santander - Chile
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
February 27, 2025
/s/ PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada
We have served as the Bank’s auditor since 2016.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
For the years ended,

		As of December 31,
		2024	2023
	Note	MCh$	MCh$
ASSETS
Cash and deposits in banks	4	2,695,560	2,723,282
Cash items in process of collection	4	572,552	812,524
Financial assets for trading at fair value through profit and loss	5	12,639,097	10,217,794
Financial derivative contracts		12,309,770	10,119,486
Debt financial instruments		329,327	98,308
Financial assets at fair value through other comprehensive income	6	2,762,388	4,641,282
Debt financial instrument		2,687,485	4,536,025
Other financial instruments		74,903	105,257
Financial derivative contracts for hedge accounting	7	843,628	605,529
Financial assets at amortised cost	8	45,460,246	47,838,790
Rights under repurchase agreements		153,087	–
Debt financial instruments		5,176,005	8,176,895
Interbank loans		31,282	68,438
Loans and account receivable from customers		40,099,872	39,593,457
Investments in associates and other companies	9	59,785	55,284
Intangible assets	10	88,669	97,551
Property, plant, and equipment	11	251,846	251,823
Right of use assets	12	60,792	100,449
Current taxes	13	60	146
Deferred taxes	13	361,256	339,086
Other assets	14	2,535,775	3,046,607
Non-current assets and disposal groups for sale	15	71,629	51,445
TOTAL ASSETS		68,403,283	70,781,592
LIABILITIES
Cash items in process of being cleared	4	497,110	775,082
Financial liabilities for trading at fair value through profit and loss	16	12,155,024	9,521,575
Financial derivative contracts		12,155,024	9,521,575
Financial derivative contracts for accounting hedges	7	898,394	2,466,767
Financial liabilities at amortised cost	17	44,307,585	48,622,169
Deposits and other demand liabilities		14,260,609	13,537,826
Time deposits and other time liabilities		17,098,625	16,137,942
Obligations under repurchase agreements		276,588	282,584
Interbank borrowings		4,337,947	10,366,499
Issued debt instruments		8,133,275	8,001,045
Other financial liabilities		200,541	296,273
Lease liabilities	12	66,882	104,516
Regulatory capital financial instruments	18	1,910,697	1,813,938
Provisions	19	746,502	283,971
Current taxes	13	48,548	163,878
Deferred taxes	13	676	3,547
Other liabilities	20	2,412,910	1,683,654
TOTAL LIABILITIES		63,044,328	65,439,097
EQUITY
Attributable to the shareholders of the Bank:		5,254,561	5,217,760
Capital	21	891,303	891,303
Reserves		3,277,876	3,160,610
Valuation adjustments	21	(107,174)	(5,242)
Others equity instruments issued other than capital	21	693,382	608,721
Retained earnings		499,174	562,368
Retained earnings from prior years		246,540	131,862
Income for the year		852,964	579,427
Minus: Provision for mandatory dividends	19	(600,330)	(148,921)
Non-controlling interest	22	104,394	124,735
TOTAL EQUITY		5,358,955	5,342,495
TOTAL LIABILITIES AND EQUITY		68,403,283	70,781,592
The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
For the years ended,

		December 31,
		2024	2023	2022
	Note	MCh$	MCh$	MCh$
OPERATING INCOME
Interest income and inflation	25	4,094,817	4,403,991	4,086,656
Interest expense and inflation	25	(2,308,031)	(3,310,942)	(2,516,544)
Net interest income		1,786,786	1,093,049	1,570,112
Fee and commission income	26	960,168	848,513	729,063
Fee and commission expense	26	(413,102)	(345,873)	(321,794)
Net fee and commission income		547,066	502,640	407,269
Net income from financial operations:	27
Net income/(expense) from financial assets and liabilities for trading		85,013	91,761	78,191
Net income from derecognising financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income		(37,068)	(120,934)	(1,628)
Net income from exchange, adjustment and hedge accounting of foreign exchange		202,574	331,628	140,615
Net income from financial operations		250,519	302,455	217,178
Income from investments in associates and other companies	9	10,436	8,763	10,310
Net income from non-current assets and groups available for sale not admissible as discontinued operations	28	4,049	13,154	8,518
Other operating income	29	8,048	3,807	5,539
TOTAL OPERATING INCOME		2,606,904	1,923,868	2,218,926
Personnel salaries and expenses	30	(398,819)	(412,275)	(414,808)
Administrative expenses	31	(366,431)	(320,111)	(310,219)
Depreciation and amortisation	32	(141,435)	(143,762)	(129,993)
Impairment of non-financial assets	33	(1,295)	(1,912)	-
Other operating expenses	29	(114,739)	(31,638)	(106,306)
TOTAL OPERATING EXPENSES		(1,022,719)	(909,698)	(961,326)

NET OPERATING INCOME BEFORE CREDIT LOSSES		1,584,185	1,014,170	1,257,600
Provisions for loan losses for interbank loans and account receivable from customers	33	(660,814)	(453,458)	(441,396)
Provisions for loan losses for contingent loans and others	33	2,902	24,363	(5,189)
Recovery of loans previously charged-off	33	153,944	107,069	90,577
Provision for loan losses for other financial assets at amortised cost and financial assets at fair value through OCI	33	(622)	(759)	(486)
Provision for loan losses		(504,590)	(322,785)	(356,494)
NET OPERATING INCOME BEFORE INCOME TAX		1,079,595	691,385	901,106
Income tax expense	13	(219,745)	(97,548)	(93,624)
Result of continuing operations		859,850	593,837	807,482
Result of discontinued operations		-	-	-
NET INCOME FOR THE YEAR		859,850	593,837	807,482
Attributable to:
Shareholders of the Bank		852,964	579,427	792,276
Non-controlling interest	22	6,886	14,410	15,206
Earnings per share from continued operations attributable to shareholders of the Bank:
Basic earnings	21	4.526	3.075	4.204
Diluted earnings	21	4.526	3.075	4.204
Earnings per share attributable to shareholders of the Bank:
Basic earnings	21	4.526	3.075	4.204
Diluted earnings	21	4.526	3.075	4.204
The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended,

		December 31,
		2024	2023	2022
	Note	MCh$	MCh$	MCh$
NET INCOME FOR THE YEAR		859,850	593,837	807,482

Other comprehensive income that will not be reclassified to profit or loss
Equity instruments at fair value through other comprehensive income		66	2,151	(3)
Income tax related to the above		(18)	(581)	1

Total items that will not be reclassified to the income statements		48	1,570	(2)

Other comprehensive income that will be reclassified to profit or loss
Debt instruments at fair value through other comprehensive income	21	22,521	17,493	2,834
Cash flow hedge	21	(162,217)	203,254	254,743
Income tax related to the above		37,718	(59,602)	(70,895)

Total items that will be reclassified to the income statements		(101,978)	161,145	186,682
Other comprehensive income for the year, net of tax		(101,930)	162,715	186,680
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		757,920	756,552	994,162

Attributable to:
Shareholders of the Bank		751,032	741,332	978,979
Non-controlling interests	22	6,888	15,220	15,183
The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended,

		RESERVES		VALUATION ADJUSTMENTS				RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Merger of companies under common control	Fair value reserve	Cash flow hedge	Income tax effects	Other Equity instruments	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to shareholders of the Bank	Non-controlling interest	Total Equity
	$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2021	891,303	2,552,783	(2,224)	(112,993)	(373,581)	132,724	598,136	57,338	842,467	(252,740)	4,333,213	94,360	4,427,573
Distribution of income from previous period	-	-	-	-	-	-	-	842,467	(842,467)	-		-
Equity as of January 1, 2022	891,303	2,552,783	(2,224)	(112,993)	(373,581)	132,724	598,136	899,805	-	(252,740)	4,333,213	94,360	4,427,573
Issued perpetual bonds and interest	-	-	-	-	-	-	(7,889)	-	-	-	(7,889)	-	(7,889)
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(464,977)	-	252,740	(212,237)	-	(212,237)
Transfer of retained earnings to reserves	-	309,982	-	-		-	-	(309,982)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	(237,683)	(237,683)	-	(237,683)
Others	-	-	-	-	-	-	-	-	-	-	-	21	21
Subtotal	-	309,982	-	-	-	-	(7,889)	(774,959)	-	15,057	(457,809)	21	(457,788)
Other comprehensive income	-	-	-	2,863	254,743	(70,903)	-	-	-	-	186,703	(23)	186,680
Result of continuous operations	-	-	-	-	-	-	-	-	792,276	-	792,276	15,206	807,482
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	2,863	254,743	(70,903)	-	-	792,276	-	978,979	15,183	994,162
Equity as of December 31, 2022	891,303	2,862,765	(2,224)	(110,130)	(118,838)	61,821	590,247	124,846	792,276	(237,683)	4,854,383	109,564	4,963,947
Distribution of income from previous period	-	-	-	-	-	-	-	792,276	(792,276)	-	-	-	-
Equity as of January 1, 2023	891,303	2,862,765	(2,224)	(110,130)	(118,838)	61,821	590,247	917,122	-	(237,683)	4,854,383	109,564	4,963,947
Issued perpetual bonds and interest	-	-	-	-	-	-	18,474	-	-	-	18,474	-	18,474
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(485,191)	-		(485,191)	-	(485,191)
Transfer of retained earnings to reserves	-	300,069	-	-		-	-	(300,069)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	88,762	88,762	-	88,762
Others	-	-	-	-	-	-	-	-	-	-	-	(49)	(49)
Subtotal	-	300,069	-	-	-	-	18,474	(785,260)	-	88,762	(377,955)	(49)	(378,004)
Other comprehensive income	-	-	-	18,534	203,254	(59,883)	-	-	-	-	161,905	810	162,715
Result of continuous operations	-	-	-	-	-	-	-	-	579,427	-	579,427	14,410	593,837
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	18,534	203,254	(59,883)	-	-	579,427	-	741,332	15,220	756,552
Equity as of December 31, 2023	891,303	3,162,834	(2,224)	(91,596)	84,416	1,938	608,721	131,862	579,427	(148,921)	5,217,760	124,735	5,342,495
Distribution of income from previous period	-	-	-	-	-	-	-	579,427	(579,427)	-	-	-	-
Equity as of January 1, 2024	891,303	3,162,834	(2,224)	(91,596)	84,416	1,938	608,721	711,289	-	(148,921)	5,217,760	124,735	5,342,495
Issued perpetual bonds and interest	-	-	-	-	-	-	84,661	-	-	-	84,661	-	84,661
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(347,483)	-	-	(347,483)	-	(347,483)
Transfer of retained earnings to reserves	-	117,266	-	-		-	-	(117,266)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	(451,409)	(451,409)	-	(451,409)
Others	-	-	-	-	-	-	-	-	-	-	-	(27,229)	(27,229)
Subtotal	-	117,266	-	-	-	-	84,661	(464,749)	-	(451,409)	(714,231)	(27,229)	(741,460)
Other comprehensive income	-	-	-	22,584	(162,217)	37,701	-	-	-	-	(101,932)	2	(101,930)
Result of continuous operations	-	-	-	-	-	-	-	-	852,964	-	852,964	6,886	859,850
Result of discontinuous operations	-	-	-	-	-	-	-	-		-	-	-	-
Subtotal	-	-	-	22,584	(162,217)	37,701	-	-	852,964	-	751,032	6,888	757,920
Equity as of December 31, 2024	891,303	3,280,100	(2,224)	(69,012)	(77,801)	39,639	693,382	246,540	852,964	(600,330)	5,254,561	104,394	5,358,955
The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended,

Period	Total attributable to shareholders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%
Year 2023 (Shareholders Meeting April 2024)	496,404	117,266	347,483	70	188,446,126,794	1.844
Year 2022 (Shareholders Meeting April 2023)	808,651	300,069	485,191	60	188,446,126,794	2.575
. The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended,

		December 31,
		2024	2023	2022
	NOTE	MCh$	MCh$	MCh$
A - CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME FOR THE YEAR		859,850	593,837	807,482
Adjustments for non-cash items included in net income		(1,573,032)	(1,306,901)	(1,456,419)
Depreciation and amortization	32	141,435	143,762	129,993
Impairment of property, plant, and equipment	32	1,295	1,912	-
Provision for loan losses	33	658,534	429,854	447,071
Mark to market of trading investments		(45,365)	(125,613)	(20,173)
Income from investments in associates and other companies	9	(8,533)	(8,763)	(10,310)
Net gain on sale of assets received in lieu of payment	28	(3,993)	(8,452)	(4,354)
Provision on assets received in lieu of payment	28	95	(858)	743
Net sale on sale of investment in associates and other companies	28	(1,903)	–	–
Net gain on sale of property, plant and equipment	28	(5,123)	(5,281)	(6,405)
Net interest income	25	(1,786,786)	(1,093,049)	(1,570,112)
Net fee and commission income	26	(547,066)	(502,640)	(407,268)
Changes in deferred taxes	13	12,659	(131,195)	(52,181)
Other non-cash items		11,719	(6,578)	36,577
Increase/decrease in operating assets and liabilities		1,195,570	2,028,822	289,949
(Increase)/decrease of loans and accounts receivables from customers, net		(549,114)	(2,047,036)	(2,026,071)
(Increase)/decrease of financial investments		4,618,410	(1,908,858)	(647,482)
Decrease/ (increase) of interbank loans		37,068	(35,372)	(32,527)
Decrease/(increase) of assets received or awarded in lieu of payment		(21,082)	(5,685)	(1,533)
Increase/(decrease) of debits in customers checking accounts		883,710	(697,222)	(2,673,664)
(Decrease)/increase of time deposits and other time liabilities		960,683	3,159,152	2,847,734
(Decrease)/increase of obligations with domestic banks		6,093	4,900	40,093
Increase/(decrease) of other demand liabilities or time obligations		61,322	(162,301)	(756,337)
Increase/(decrease) of obligations with foreign banks		14,222	1,032,051	25,445
Increase/(decrease) of obligations with Central Bank of Chile		(6,048,867)	464,784	(27,356)
(Decrease)/increase of obligations under repurchase agreements		(5,996)	(32,771)	228,721
(Decrease)/increase in other financial liabilities		(95,732)	3,278	110,089
(Decrease)/increase of other assets and liabilities		609,870	940,645	1,989,113
Redemption of letters of credit		(1,009)	(2,568)	(3,681)
Senior bond issuances		692,004	775,171	461,221
Redemption of senior bonds and payments of interest		(1,221,744)	(266,794)	(1,183,950)
Redemption of mortgage bonds and payments of interest		(8,647)	(7,545)	(6,655)
Redemption of perpetual bond and payments of interest		(30,818)	(28,243)	(28,263)
Payment of interest on lease obligations		(7,617)	(3,601)	(2,855)
Interest received		4,964,892	4,662,944	4,086,656
Interest paid		(4,076,146)	(4,135,540)	(2,516,544)
Dividends received from investments in other companies	9	966	2,944	526
Fees and commissions received		692,044	621,286	729,063
Fees and commissions paid		(278,942)	(304,797)	(321,794)
Total cash flow (used in) provided by operating activities		482,388	1,315,758	(358,988)

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended,

		December 31,
		2024	2023	2022
	NOTE	MCh$	MCh$	MCh$
B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	11	(63,161)	(74,426)	(58,393)
Sales of property, plant, and equipment		1,140	1,643	18,690
Purchases of intangible assets	10	(44,559)	(45,067)	(54,899)
Total cash flow used in investment activities		(106,580)	(117,850)	(94,602)
C - CASH FLOW FROM FINANCING ACTIVITIES:
Dividends paid		(347,483)	(485,191)	(464,977)
Placement of subordinated bond		-	–	102,481
Lease obligations paid		(25,364)	(30,101)	(21,827)
Total cash flow used in financing activities		(372,847)	(515,292)	(384,323)
D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		2,961	682,616	(837,913)
E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		7,317	(1,778)	25,904
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,760,724	2,079,886	2,891,895

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	2,771,002	2,760,724	2,079,886

Reconciliation of provisions for the Consolidated Statements of Cash Flow for the year ended		December 31,
		2024	2023	2022
		MCh$	MCh$	MCh$
Provision for loan losses for cash flow purposes	33	(658,534)	(429,854)	(447,071)
Recovery of loans previously charged off	33	153,944	107,069	90,577
Provision for loan losses – net		(504,590)	(322,785)	(356,494)

Reconciliation of liabilities that arise from financing activities			Changes not related to cash flows
	31-12-2023	Cash Flow	Acquisition	Foreign currency exchange	UF Inflation effect	Fair value changes	31-12-2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subordinated bonds	1,813,939	-	-	-	96,758	-	1,910,697
Senior bonds	7,925,385	(529,740)	-	-	671,629	-	8,067,274
Mortgage bonds	74,431	(8,647)	-	-	(3)	-	65,781
Letters of credit	1,229	(1,009)	-	-	-	-	220
Dividend paid	-	(347,483)	-	-		-	(347,483)
Lease obligations	104,516	(32,981)	-	-	(4,653)	-	66,882
Total liabilities related to financing activities	9,919,500	(919,860)	-	-	763,731	-	9,763,371
The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CORPORATE INFORMATION
Banco Santander-Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander-Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander-Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management brokering, and investment banking. Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2024 Banco Santander Spain owns or controls directly and indirectly 99.8% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones S.A. Banco Santander Spain, through its subsidiaries, has control over 67.18% of the Bank’s shares.
1.Basis of preparation
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
The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF is equaled to Ch$38,416.69 as of December 31, 2024 and Ch$36,789.36 as of December 31, 2023. In 2024, UF inflation was 4.4% compared to 4.8% in 2023. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.
The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the period.
2.    Basis of preparation for the Consolidated Financial Statements
The Consolidated Financial Statements for the years ended December 31, 2024, 2023 and 2022, incorporate the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:
i.has power over the investee;
ii.is exposed, or has rights, to variable returns from its involvement with the investee; and
iii.has the ability to use its power to affect its returns.
The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:
•the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•potential voting rights held by the Bank, other vote holders or other parties;
•rights arising from other agreements; and
•any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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
Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies. All intragroup assets, liabilities, equity, income, expenses and cash flows relating to transactions between consolidated entities are eliminated in full on consolidation.
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
The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:
i.Entities controlled by the Bank through participation in equity

			Percent ownership share
			As of December 31,
Name of the Subsidiary	Main Activity	Place of incorporation and operation	2024			2023			2022
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
			%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	Santiago, Chile	-	-	-	50.10	-	50.10	50.10	-	50.10
Santander Consumer Chile S.A.	Financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A. (1)	Card operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00
The detail of non-controlling participation on all the remaining subsidiaries can be seen in Note 24– Non-controlling interest.
ii.Entities controlled by the Bank through other considerations
The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10 “Consolidated Financial Statements” (IFRS 10):
-Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-Multiplica SpA (Development card incentive programmes)
-Pagonxt Trade Chile SPA (data processing and transmission services, databases and resources)
The company Bansa Santander S.A. was part of the consolidation perimeter until May 2024, see Note 05 Relevant facts.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
iii.Associates
An associate is an entity over which the Bank has significant influence. Significant influence is defined as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.
The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
Associates	Main activity	Place of incorporation and operations	As of December 31,
			2024	2023	2022
			%	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	13.72	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48
In the case of Cámara Compensación de Alto Valor S.A. and Servicios de Infraestructura de Mercado OTC S.A., Banco Santander-Chile has a representative on the Board of Directors, which is why the Administration has concluded that it exercises significant influence.
3.    Non-controlling interest
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
4.    Reporting segments
The Bank's operating segments are those units whose operating results are reviewed regularly by the highest level of management regarding decision-making. Accordingly, two or more operating segments can be added into one only when the aggregation is consistent with the basic principle under the IFRS 8 'Operating Segments' and if the segments have similar economic characteristics and are alike in each one of the following aspects:
i.The nature of the products and services.
ii.    The nature of production processes.
iii.    The type of customer category for which its products and services are intended.
iv.    The methods used to distribute their products or provide services.
v.    If applicable, the nature of the regulatory framework, e.g., banking, insurance, utilities.
The Bank reports separately for each operating segment that meets any of the following quantitative thresholds:
i.Its reported revenues from ordinary activities, including both sales to external clients and inter-segment sales or transactions, equal or exceed 10% of the combined revenues from all operating segments' ordinary internal and external activities.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
ii.    The amount of its reported results is, in absolute terms, equal to or greater than 10% of the greater of (i) the combined profit reported by all operating segments that have not reported a loss; and (ii) the combined loss reported by all operating segments that have reported a loss.
iii.     Its assets equal or exceed 10% of the combined assets of all operating segments.
Operating segments that do not meet any of the quantitative thresholds may be considered reportable segments. The information must be disclosed separately if management believes it would be helpful to Consolidated Financial Statements users.
Information regarding other business activities that do not correspond to reportable segments is combined and disclosed within the Corporate Activities category 'other'.
Concerning the above, the Bank's segments were obtained under the consideration that an operating segment is a component of an entity that:
i.Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other elements of the same entity).
ii.     Whose operating results are regularly reviewed by the entity's chief executive officer, who makes decisions about resources allocated to the segment and assesses its performance.
iii.     For which discrete financial information is available.
5.     Functional and presentation currency
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
6.    Foreign currency transactions
The Bank conducts transactions in foreign currencies, mainly in U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank and its subsidiaries are translated to Chilean pesos at the representative market exchange rate of the month for the reported period; the rate used was Ch$992 as of December 31, 2024 (Ch$884.59 per US$860 as of December 31, 2023).
The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.
7.     Cash and cash equivalents
The indirect method is used to prepare the Consolidated Statement of Cash Flows, starting with the Bank's consolidated pre-tax income, and then incorporating non-cash transactions, cash-flow-related income, and expense of activities classified as investments or financing.
The following items are considered:
i.Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.
ii.Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.
The Bank’s activity of granting loans encompasses not only the activities with its debtors but also the related activities that provide the funding to the loans granted. Since the funding for granting such loans is provided by, among other sources, senior bonds, mortgage bonds and subordinated bonds, the Bank presents the related cash flows as operating activities.
iii.Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
iv.Financing Activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
8.     Classification and measurement of financial instrument
I.Classification of financial instrument
i.Classification of financial assets
Financial assets are classified into a measurement category based on both the Bank’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.
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
In accordance with IFRS 9 the business models are:
•Held to collect business model (HTC) - financial assets that are held within a business model whose objective is to hold assets in order to collect contractual cash flows are managed to realize cash flows by collecting contractual payments over the life of the instrument, under this business model sales made when there is an increase in the credit risk, or to manage credit concentration risk are not inconsistent with a business model whose objective is to hold financial assets to collect contractual cash flows.
•Held to collect and sell (HTC&S) - financial assets under this business model achieve the objective by both collecting contractual cash flows and selling financial assets, then involve a greater frequency and value of sales than HTC business model.
•Other business model - financial assets held in this business has the objective of realizing cash flows through the sale of the assets. The Bank makes decisions based on the assets’ fair values and manages the assets to realize those fair values.
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
ii.Reclassification
Reclassification of financial assets is required if, and only if, the objective of the Bank’s business model for managing those financial assets changes. Financial liabilities cannot be reclassified.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
II.Measurement of financial instruments
i.Initial measurement
On initial recognition, financial assets and financial liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments not at fair value through profit or loss are directly attributable to the acquisition or issue of the financial asset or financial liability.
ii.Subsequent measurement- financial assets
After initial recognition, the Bank shall measure a financial asset at:
(a)Amortised cost
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
(b)Fair value through other comprehensive income (FVOCI)
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
(c)Equity instruments
For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognised in profit or loss. Gains or losses on derecognition of these equity instruments are not transferred to profit or loss.
iii.Subsequent measurement- financial liabilities
After initial recognition, the Bank shall measure a financial liability at amortised cost.
III.Derecognition of financial assets and liabilities
Financial assets are derecognised when, and only when:
•the contractual rights to the cash flows from the financial asset expire, or
•the Bank transfers substantially all the risks and rewards of ownership of the financial asset, and therefore the Bank derecognises the financial asset and recognise separately any rights and obligations created or retained in the transfer.
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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
IV.Contingent loan
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
V.Offsetting of financial instruments
Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of December 31, 2024 and 2023 the Bank does not have balance offsetting of financial instruments.
h.Derivatives and hedging activities
The Bank has elected to continue applying the hedge accounting requirements of IAS 39 on adoption of IFRS 9.
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
Hedging transactions
The bank has elected to continue applying the hedge accounting requirements in IAS 39 instead of the requirements of IFRS 9, thus the Bank uses financial derivatives for the following purposes:
i.to sell to customers who request these instruments in the management of their market and credit risks;
ii.to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii.to obtain profits from changes in the price of these derivatives (trading derivatives).
All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.
A derivative qualifies for hedge accounting if all the following conditions are met:
1.The derivative hedges one of the following three types of exposure:
a.Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);
b.Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”);

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
c.The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).
2.It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:
a.At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).
The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:
i.For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statements of Income.
ii.For fair value hedges of interest rate risk on a portfolio of financial instruments (macrohedges), gains or losses that arise in measuring hedging instruments within “Interest income and expense”, and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statements of Income under “Net income (expense) from financial operations”.
iii.For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.
iv.The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statements of Income under “Net income (expense) from financial operations”.
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
i.Fair value measurement
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
i.Valuation of financial instruments
Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for loans and accounts receivable from customers.
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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
ii.Valuation techniques
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
The main techniques used as of December 31, 2024 and 2023 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:
i.In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.
ii.In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.
iii.In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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
j.Recognising income and expenses
The most significant criteria used by the Bank to recognise its revenues and expenses are summarised as follows:
i.Interest revenue, interest expense, and similar items
Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or ’stage 3’), for which interest revenue is calculated by applying the effective interest rate to their amortised cost (i.e. net of the ECL provision).
A substantial portion of our loan portfolio is denominated in UF’s, a unit that is daily indexed to reflect inflation recorded in the previous month, with the net gain or loss resulting from such indexation reflected in the interest income and inflation line in the consolidated statement of income.
ii.Commissions, fees, and similar items
Fee and commission income and expenses are recognised in the Consolidated Statements of Income using criteria established in IFRS 15 “Revenue from contracts with customers”.
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
The main revenues arising from commissions, fees and similar items correspond to:
-Fees and commissions for lines of credits and overdrafts: includes accrued fees related to granting lines of credit and overdrafts in checking accounts.
-Fees and commissions for guarantees and letters of credit: includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.
-Fees and commissions for card services: includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards
-Fees and commissions for management of accounts: includes accrued commissions for the maintenance of checking, savings and other accounts
-Fees and commissions for collections and payments: includes income arising from collections and payments services provided by the Bank.
-Fees and commissions for intermediation and management of securities: includes income from brokerage, placements, administration and securities’ custody services.
-Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.
-Other fees and commissions: include income arising from currency changes, financial advisory, cashier check issuance, placement of financial products and online banking services.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
The main expenses arising from commissions, fees and similar items correspond to:
-Compensation for card operation: includes commission expenses for credit and debit card operations related to income commissions card services.
-Fees and commissions for securities transactions: includes commissions expense for deposits, securities custody service and securities’ brokerage.
-Other fees and commissions: include mainly expenses generated from online services.
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
iii.Loan arrangement fees
Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to the Consolidated Statements of Income over the term of the loan.
k.Impairment of non-financial assets
The Bank’s non-financial assets, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.
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
l.Property, plant, and equipment
This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:
i.Property, plant and equipment for own use
Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount).
Depreciation is calculated using the straight-line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (Months)
Land	–
Paintings and works of art	–
Carpets and curtains	36 months
Computers and hardware	36 months
Vehicles	36 months
IT systems and software	36 months
ATMs	60 months
Other machines and equipment	60 months
Office furniture	60 months
Telephone and communication systems	60 months
Security systems	60 months
Rights over telephone lines	64 months
Air conditioning systems	84 months
Other installations	120 months
Buildings	1200 months
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
ii.Assets leased out under operating leases
The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.
m.Leasing
At inception of a contract the Bank assesses whether a contract contains a lease. A contract contains a lease if the contracts conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:
•the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct. If the supplier has a substantive substitution right, then the asset is not identified.
•the Bank has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, and
•the Bank has the right to direct the use of the asset – this is decision-making purpose for which asset is use.
a.As a Lessee
The Bank recognises a right-of-use asset and a lease liability at the lease commencement date in accordance within IFRS 16 “Leases”. The main contracts that the Bank has are offices and branches related, which are necessary to carry out its activities.
At the beginning, the right-of-use asset is equal to the lease liability and is calculated as the present value of the lease payments discounted using the incremental interest rate at the commencement date, considering the lease term of each contract. The average incremental interest rate as of December 31, 2024 is 1.44%. After initial recognition, the right-of-use is subsequently depreciated using the straight-line method in accordance with the lease term of the contract, and the lease liability is amortised in accordance with the effective interest method. Financial interest is accounted as interest expense, and depreciation as depreciation expense in each period.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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
In applying IFRS 16, the Bank has used the following practical expedients permitted by the standard:
•accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases.
•excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application.
The Bank has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Bank relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.
b.As a lessor
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
c.Third party financing
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
n.Intangible assets
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
o.Expected credit losses allowance – under IFRS 9
IFRS 9 established a new single impairment model applies to all financial assets measured at amortised cost and fair value through other comprehensive income (FVOCI), including commitment and contingent loans. Investments in equity are outside of the scope of the new impairment requirements.
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
-12-month expected credit losses
-Lifetime expected credit losses
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
The Bank, at the end of each reporting period, evaluated whether financial instrument’s credit risk has significantly increased since initial recognition or whether an asset is considered to be credit-impaired, and consequently classified the financial instrument in the respective stage:
•Stage 1: When loans are first recognised, the Bank recognises an allowance based on 12 months ECL. Stage 1 loans also include facilities where the credit risk has improved, and the loan has been returned to Stage 1.
•Stage 2: When a loan has shown a significant increase in credit risk since origination, the Bank records an allowance for the lifetime ECL. Stage loans also include facilities, where the credit risk has improved, and the loan has been returned to stage 2.
•Stage 3: Loans considered credit impaired. The Bank records an allowance for the lifetime ECL, setting the PD at 100%.
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
Credit risk assessment and forward-looking information (including macro-economic factors), includes quantitative and qualitative information based on the Bank’s classification policy:
a.Adverse changes in the financial situation, such as a significant increase in debt levels.
b.Significant drops in turnover or in recurring cash flows.
c.Significant narrowing of operating margins or recurring income.
d.Significant adverse changes in credit risk cost, due to changes in this risk after initial recognition.
e.Other changes in the transaction’s credit risk that would impact on conditions being significantly different if the transaction were originated or reissued on the reference date.
f.An actual or expected reduction of the integral credit rating of the operation (client’s integral rating) or decrease in the performance score.
g.An actual or expected significant decrease in the price or external credit rating of the mail operation, as well as other external market indicators of the credit risk for similar operations with the same expected life.
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
For measuring 12-month and lifetime ECL, cash shortfalls are identified as follow:
-12-month expected credit losses: the portion of lifetime expected credit losses that represents the expected credit losses that result from default events on the financial instruments that are possible within the 12 months after the reporting date.
-Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.
The Bank considered a multi-factor analysis to perform credit risk analysis. The type of portfolio or transactions, industry, collaterals and monitoring basis (corporate or Other commercial, which include smaller commercial, mortgage and consumer loans).
The Bank divides its portfolio as:
i.Commercial loans;
ii.Mortgage loans;
iii.Consumer loans; and
iv.Contingent loans.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
ECL allowance calculated on an Individual basis:
For financial assets in the corporate portfolio that are (a) credit-impaired at the reporting date (classified in stage 3 with a PD equal to 100%), and (b) is individually significant, the Bank calculates allowance for expected credit losses on an individual basis by using a “Cash flow discounted Methodology”. In this instance, the Bank measures the expected credit losses as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Any adjustment is recognised in profit or loss as an impairment gain or loss. The allowances determined under a “Discounted Cash Flow Methodology” must take into account the financial information of the debtor, including available business strategies, as well as collateral associated with that debtor. The recovery analysis includes the following scenarios:
-Recovery of a possible sale of collateral.
-Recovery on the basis of common commercial activities (commercial plan).
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
i.Forward looking information
The ECL model includes a broad range of forward-looking information as economic inputs, such as:
•Chilean Central Bank interest rates
•Unemployment rates
•Housing price growth
•GDP growth
•Consumer price index
See Note 37 Risk management – i) Macro economical forward-looking information.
ii.Modifications of financial assets
When loan measured at amortised cost has been renegotiated or modified but not derecognised, the Bank recognises the resulting gains or losses as the difference between the carrying amount of the original loans and modified contractual cash flows discounted using the EIR before modification.
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
iii.Collateral
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
iv.Write-offs
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
q.Provisions, contingent assets and contingent liabilities
Provisions are liabilities of uncertain timing or amount. Provisions are recognised in the Consolidated Statements of Financial Position when the Bank:
i.has a present obligation (legal or constructive) as a result of past events, and
ii.it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
Provisions are classified according to the obligation covered as follows:
-Provision for employee salaries and expenses
-Provision for mandatory dividends
-Provision for contingent credit risks
-Provisions for contingencies
r.Deferred income taxes and other deferred taxes
The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law is enacted or substantially enacted.
s.Use of estimates
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
These estimates, made on the basis of the best available information, mainly refer to:
-Allowances for loan losses
-Impairment losses of certain assets
-The useful lives of tangible and intangible assets
-The fair value of assets and liabilities
-Commitments and contingencies
-Current and deferred taxes
t.Non-current assets held for sale
The requirements established in IFRS 5 to classify assets (or disposal group) as held for sale are the following:
•the assets are available for immediate sale in its present conditions and its sale must be highly probable.
•for the sale to be highly probable, the appropriate level of management is committed to a plan to sell the asset, and an active programme to locate a buyer and complete the plan.
•additionally, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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
At least once a year, the Bank performs the necessary analysis to update the “cost to sale” of assets received or awarded in lieu of payments. According to the Bank’s survey, as of December 31, 2024 the average cost to sale was estimated at 5.67% of the appraisal value (5.8% as of December 31, 2023).
u.Earnings per share
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
As of December 31, 2024, 2023 and 2022 the Bank did not have any instruments that generated dilution.
v.Temporary acquisition (assignment) of assets and liabilities
Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price are recorded in the Consolidated Statements of Financial Position based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”), in Note 7.
Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.
w.Provision for mandatory dividends
As of December 31, 2024, 2023 and 2022 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provision for mandatory dividends” line of the Consolidated Statements of Changes in Equity with offset to Provisions.
x.Employee benefits
i.Post-employment benefits – Defined Benefit Plan:
According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
Features of the Plan:
The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are:
a.Aimed at the Bank’s management.
b.The general requirement to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.The Bank will create a pension fund, with life insurance, for each beneficiary in the plan. Periodic contributions into this fund are made by the manager and matched by the Bank.
d.The Bank will be responsible for granting the benefits directly.
The Bank uses the method of projected unit credit, to determine the present value of the defined benefit obligation and the current service cost.
Components of defined benefit cost include:
i.current service cost and any past service cost, which are recognised in profit or loss for the period;
ii.net interest on the liability (asset) for net defined benefit, which is recognised in profit or loss for the period;
iii.new liability (asset) remeasurements for net defined benefit include:
a.actuarial gains and losses;
b.the difference between the actual return on plan assets and the interest on plan assets included in the net interest component and;
c.changes in the effect of the asset ceiling.
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
ii.Cash-settled share-based compensation
The Bank allocates cash-settled share-based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value. Until the obligation is settled, the Bank determines the fair value at the end of each reporting period, as well as at the date of settlement, recognising any change in fair value in the income statements of the period.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
y.Application of new and revised International Financial Reporting Standards
1.New and revised standards effective in current year
The following new and revised IFRS have been adopted in these financial statements:
Amendments to IFRS 16 – Lease liability in a sale and leaseback. Issued on September 22, 2022, these amendments requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognise any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognising in profit or loss any gain or loss relating to the partial or full termination of a lease. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. This amendments had no impact on the presentation of the Bank’s Consolidated Financial Statements.
Amendments to IAS 1 – Non-current liabilities with covenants. Issued on October 21, 2022, these amendments modify the requirements introduced by Classification of Liabilities as Current or Non-current on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances: Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The amendments are effective for reporting periods beginning on or after January 1, 2024. The amendments are applied retrospectively in accordance with IAS 8 and earlier application is permitted. This amendments had no impact on the presentation of the Bank’s Consolidated Financial Statements..
Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements. Issued on May 25, 2023, the amendments require that an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.
An entity applies the amendments to IAS 7 for annual reporting periods beginning on or after January 1, 2024 (with earlier application permitted) and the amendments to IFRS 7 when it applies the amendments to IAS 7. This amendments had no impact on the presentation of the Bank’s Consolidated Financial Statements..
2.New and revised IFRS issued but not effective
As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them, which were not mandatory as of December 31, 2024. Although in some cases the early application is permitted by the IASB, the Bank has not taken that option.
Amendments to IAS 21 – Lack of exchangeability. Issued on August 15, 2023, the amendments includes:
1.Specify when a currency is exchangeable into another currency and when it is not.
2.Specify how an entity determines the exchange rate to apply when a currency is not exchangeable.
3.Require the disclosure of additional information when a currency is not exchangeable.
The pronouncement also includes a new appendix with application guidance on exchangeability and a new illustrative example. The amendments also extend to conforming amendments to IFRS 1 which previously referred to, but did not define, exchangeability. An entity applies the amendments for annual reporting periods beginning on or after January 1, 2025. Earlier application is permitted. The Bank’s Administration is evaluating the potential effects of this modification.
IFRS 18 – Presentation and Disclosures in Financial Statements. On April 9, 2024, the IASB issued IFRS 18, which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces three sets of new requirements to improve reporting on financial performance and provide a better basis for analyzing and comparing companies:
i.Improved Income Statement Comparability
ii.Greater transparency of management-defined performance measures
iii.More useful grouping of information in financial statements
IFRS 18 is effective for annual accounting periods beginning on or after January 1, 2027, with advance application permitted. The Bank’s Administration is evaluating the potential effects of this modification.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
IFRS 19 Non-Publicly Accountable Subsidiaries: Information to be disclosed. This regulation specifies the disclosure requirements that would apply to subsidiaries that are not obligated to publish financial accounts, but whose parent produces publicly available consolidated financial statements that comply with IFRS Standards.
This rule is applicable for periods beginning on or after January 1, 2027, with early application allowed. The Bank’s Administration is evaluating the potential effects of this modification..
Amendment to IFRS9 and IFRS7 - amendment to the Classification and Measurement of Financial Instruments. The amendment was issued on May 30. 2024 and include the following changes:
The Amendments clarify:
- the requirements related to the date of recognition and derecognition of financial assets and financial liabilities, with an exception for derecognition of financial liabilities settled via an electronic transfer.
- the requirements for assessing contractual cash flow characteristics of financial assets, with additional guidance on assessment of contingent features.
- characteristics of non-recourse loans and contractually linked instruments. The Amendments also introduce additional disclosure requirements for equity instruments classified as FVOCI and for financial instruments with contingent features.
The amendments are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. The Bank is in the process of analyzing this regulation.
Annual Improvements to IFRS Accounting Standards — Volume 11. This standard, issued on July 18, 2024, by the International Accounting Standards Board (IASB), addresses minor but necessary (non-urgent) amendments to the following five standards:
•IFRS 1 – First-time Adoption of International Financial Reporting Standards
•IFRS 7 – Financial Instruments: Disclosures
•IFRS 9 – Financial Instruments
•IFRS 10 – Consolidated Financial Statements
•IAS 7 – Statement of Cash Flows
The amendments are effective for annual periods beginning on or after 1 January 2026, with earlier application permitted. The Bank is in the process of analyzing this regulation.
Amendments to IFRS 9 and IFRS 7 - 'Contracts Referencing Nature-dependent Electricity. The amendment was issued on May 30. 2024 and include;
Amendments to IFRS 9 Financial Instruments
•the own-use requirements in IFRS 9 are amended to include the factors an entity is required to consider when applying IFRS 9:2.4 to contracts to buy and take delivery of renewable electricity for which the source of production of the electricity is nature-dependent; and
•the hedge accounting requirements in IFRS 9 are amended to permit an entity using a contract for nature-dependent renewable electricity with specified characteristics as a hedging instrument:
- to designate a variable volume of forecast electricity transactions as the hedged item if specified criteria are met; and
- to measure the hedged item using the same volume assumptions as those used for the hedging instrument.
Amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 19 Subsidiaries without Public Accountability: Disclosures
The IASB amends IFRS 7 and IFRS 19 to introduce disclosure requirements about contracts for nature-dependent electricity with specified characteristics.
The amendments are effective for annual reporting periods beginning on or after 1 January 2026. Early application is permitted.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 02 - SIGNIFICANT EVENTS
As of December 31, 2024, the following significant events have occurred and affected the Bank’s operation and Consolidated Financial Statements.
a.The Board
On March 26, 2024, at an ordinary meeting of the Board of Director, the Board agreed to convene an Ordinary Shareholders Meeting for April 17, 2024, in order to propose a distribution of profits and payment of dividends equivalent to 70% of the accumulated profits as of December 31, 2023 equivalent to $1.84393687 per share and to propose that the remaining 30% of the profits to be used to increase reserves and/or retained earnings.
Based on the above, the Bank decided to increase the minimum dividend provision to 70% of accumulated earnings for 2023.
Moreover, and within the same matter, it will be proposed to grant powers to the Board of Directors to increase, during the 2024 financial year, the provision for the distribution of dividends above the legal minimum.
At the ordinary Board of Directors meeting held on June 25, 2024 and by virtue of the power granted by the last Ordinary Shareholders' Meeting, it was agreed to increase the dividend provision, going from the minimum base of 30% established in the Corporations Act to 60% of the accumulated profits as of June of this year and to apply that same percentage in the future months of 2024.
At an ordinary meeting of the Board of Directors held on September 30, 2024, it was agreed to use the power granted at the last Ordinary Shareholders' Meeting to increase the dividends provision up to 70% of the accumulated profits as of September 30, 2024, and apply that same percentage to future months of the year 2024. Nevertheless, this decision will be revised quarterly.
b.Shareholders’ meeting
At the Ordinary Shareholders' Meeting of Banco Santander-Chile held April 17, 2024, together with the approval of the 2023 Consolidated Financial Statements, the shareholders agreed to distribute 70% of the net profits for the year ("Profit attributable to the Bank's shareholders"), which amounted to $496,404. This represents a dividend of $1.84393687 pesos for each share for a total of Ch$347,483 million.
Additionally, it was also approved to grant powers to the Board of Directors to increase, during the 2024, the provision for the future distribution of dividends to an amount above the legal minimum.
Furthermore, PricewaterhouseCoopers Consultores Auditores was approved as external auditors for the 2024 financial year.
c.Subsidiaries and Associated entities
On February 12, 2024, Santander Consumer Finance Limitada announced the signing of a conditional purchase agreement for the automotive loan portfolio of Servicios Financieros Mundo Crédito SpA. On April 1, 2024, the first stage of the agreement was finalized, which includes the purchase of approximately 7,092 operations for approximately Ch$49,455 million, which according to the contract could be subject to subsequent eliminations. As of June 30, 2024, the portfolio acquired from Servicios Financieros Mundo Crédito SpA amounted to Ch$44,557 million with a credit risk loan loss provision of Ch$1,820 million. Subsequently, on July 12, 2024, the second and final stage of the purchase was completed, increasing Santander Consumer Finance Limitada's loan portfolio by Ch$14,636 million.
During April and May of 2024, Bansa Santander S.A. and Santander Investments Chile Limitada made modifications to the existing financing agreements between them. As a result, the shareholders of Bansa Santander S.A. granted Santander Investments Chile Limitada the authority to appoint one of the three members of the Board of Directors. Consequently, as of May 2024, Santander Consumer Finance Limitada lost control of Bansa Santander S.A. and had to exclude this company from its consolidation scope. By extension, Banco Santander Chile also stopped consolidating Bansa Santander S.A. As of the date of deconsolidation, Bansa Santander S.A. contributed 0.4% of total assets, 0.7% of equity, and 0.4% of the consolidated earnings of Banco Santander Chile.
On October 16, 2024, the FMC approved the Bank's request to replace the category of business support company (SAG) held by Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., by the banking subsidiary company, that provides financial services of payment card operation, according to Chilean Banking Laws and Compendium of Accounting Standards by FMC. The resolution does not affect the corporate purpose original authorization, nor the code assigned by the Single Payment Card Operators Registry.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 02 - SIGNIFICANT EVENTS, continued
During December 2024, the Bank completed the sale of the ownership share in Klare Corredora de Seguros S.A. corresponding to 501 shares, representing 50.01% of the company. This process was performed prior authorization from the CMF. Additionally, the Bank conducted an analysis under IFRS 10, and concluded that the company was excluded from the consolidation process.
On June 18, 2024, Pagonxt Trade S.L., as single shareholder of Pagonxt Trade Chile SpA (special purpose entity "EPE"), agreed to modify the corporate bylaws to change its corporate name to Pago NXT Payments Chile SpA.
In September 2024, the Bank received Ch$36 million from the sale of 45 shares of the Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor (Combanc) in accordance with the Shareholders' Agreements. As of September 30, 2024, the participation percentage over the company was 14.27% and reached 13.72% upon completion of the sale.
d.Chilean Central Bank obligations
On April 1, 2024,, Banco Santander Chile has payment the first maturity of the Credit Facility Lines Conditional to Loan Increase (FCIC) which it had committed to the Central Bank of Chile for Ch$3,331,198 million, using Liquidity Deposits investments (DL) maintained in the aforementioned Central Bank of Chile.
On July 1, 2024, Banco Santander Chile paid the second and last maturity of the Credit Facility Lines Conditional to Loan Increase (FCIC), which it had committed to the Central Bank of Chile for Ch$2,850,919 million, using remaining Liquidity Deposits instruments (DL) maintained in the aforementioned Central Bank of Chile.
e.Bond issuance
In 2024, the Bank has registered senior bonds at the FMC for UF 11,000,000. Details of the placements made during the current year are included in Note 17.

Series	Currency	Term (annual)	Issuance rate (annual)	Placement date	Amount	Maturity date
AA14	UF	5 years	3.30%	12-01-2023	5,000,000	12-01-2028
AA15	UF	4 years	6.20%	10-01-2023	3,000,000	10-01-2027
AA16	UF	2.5 years	3.20%	04-01-2024	3,000,000	10-01-2026
AA17	CLP	4 years	6.60%	06-01-2024	100,000,000,000	06-01-2028
AA18	UF	2.5 years	3.30%	06-01-2024	3,000,000	12-01-2026
AA19	UF	3.5 years	3.30%	06-01-2024	3,000,000	12-01-2027
AA20	UF	5 years	3.30%	07-01-2024	3,000,000	01-01-2029
f.Other
In May 2024, the Ministry of Finance published a debt repurchase schedule for the General Treasury Bonds of the Republic of Chile with the aim of managing debt maturities in the next years, offering new benchmark bonds to investors to support market liquidity, and retiring non-benchmark bonds. During June 2024, the Bank participated in this exchange process for nominal amounts of Ch$4,320 billion of the BTP25, BTU25, BTP26 and BTU26 Bonds that were close to maturity in exchange for BTP27, BTP29 and BTU28 Bonds.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 03 - REPORTING SEGMENTS
The Bank manages and measures the performance of its operations by business segments. The reporting is based on the Bank's internal information system for management of the segments established by the Bank.
Inter-segment transactions are conducted under normal commercial terms and conditions. Each segment's assets, liabilities, and results include items directly attributable to the segment on which they can be allocated reasonably. A business segment comprises clients to whom a differentiated product offer is directed while being homogeneous in terms of their performance and measured similarly.
To achieve the strategic objectives established by senior management and adapt to changing market conditions, the Bank periodically makes adjustments to its organization. These adjustments, in turn, have varying degrees of impact on how the Bank is managed or administered.
During 2024, the Bank maintains the general criteria applied in 2023, with the addition of dividing the Retail segment (formerly Individuals and SMEs) between Retail and Wealth Management & Insurance segments. For comparative purposes, the 2023 data has been revised to include these modifications.
The Bank has the reportable segments noted below:
Retail
It includes individuals and small to middle-sized companies (SMEs) with an annual income of less than UF400,000. This segment offers various services, including consumer loans, credit cards, commercial loans, foreign exchange, mortgage loans, debit cards, current accounts, savings products, and brokerage of mutual fund brokerage, securities and insurance. Additionally, SME clients are offered government-guaranteed loans, leasing and factoring.
Wealth Management & Insurance
This segment comprises the Insurance and Private Banking businesses, also coordinating the distribution of the different investment products and services to the rest of the Santander Group's Divisions in Chile. Santander Insurance's business offers both personal and business insurance products such as, health, life, travel, savings, personal protection, auto, unemployment, among others. Finally, to high-net-worth clients, Santander Private Banking offers everything from transactional products and services (credits, cards, foreign trade, purchase/sale of shares) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, wealth management and open architecture.
Middle-market
This segment includes companies with annual sales exceeding 400,000 UF without a cap (for specialized industries in the Metropolitan Region, annual sales exceeding 100,000 UF without a cap). It also encompasses institutional organizations such as universities, government agencies, municipalities, regional governments, and real estate companies undertaking projects for third-party sales, as well as all construction companies with annual sales exceeding 100,000 UF without a cap. A wide range of products is offered to this segment, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Additionally, specialized services are provided to real estate companies for financing primarily residential projects, aiming to increase the sale of mortgage loans.
Corporate and Investment Banking (CIB)
This segment offers a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance brokerage. This segment services firms with annual sales exceeding EUR 500 million, EBITDA over EUR 150 million, and assets exceeding EUR 1 billion. For financial institutions, the requirement is assets greater than 10 trillion Chilean pesos.
This segment incorporates the Treasury Division, which provides sophisticated financial products primarily to companies in the Wholesale Banking and Corporate Banking areas. It includes products such as short-term financing and funding, brokerage services, derivatives, and other solutions tailored to client needs. The Treasury area also manages position intermediation and the proprietary investment portfolio.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 03 - REPORTING SEGMENTS, continued
Corporate Activities and Other
This segment includes Financial Management, which performs the global management of the structural exchange rate position, the structural interest rate risk, and liquidity levels. The latter is managed through the implementation of issuances and other institutional funding mechanisms. Likewise, it also manages capital levels, capital assignment to the different business segments, transfer prices and the cost of financing its own investment portfolio. This usually entails that this segment has a negative contribution to the results.
Furthermore, this segment incorporates all intra-segment results and all activities not allocated to a segment or product with customers.
This segment includes Financial Management, which is responsible for globally managing the structural foreign exchange position, the structural interest rate risk, the inflation gap, and liquidity levels and risk of the Bank. The latter is addressed through issuances and other funding mechanisms. Additionally, it manages capital levels, allocates capital to each business segment, determines transfer prices, and the cost of funding its own investment portfolio. These activities typically result in a negative contribution to overall results.
Furthermore, this segment incorporates all intra-segment results and all activities that are not assigned to a specific segment or customer-related product.
The accounting policies of the segments are the same as those described in the breakdown of accounting standards and are customized to meet the Bank's management needs. The Bank's earnings stem mostly from income from interest, commissions, and financial transactions. Accordingly, the highest decision-making authority for each segment relies primarily on interest income, fee income and provision expenses to assess segment performance and thus make decisions on the resource allocation to the segments.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

NOTE 03 - REPORTING SEGMENTS, continued
The tables below show the Bank’s balances by reporting segment for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31, 2024
	Loans and accounts receivable from customers (1)	Deposits and other demand deposits (2)	Net interest income	Net fee and commission income	Net income from financial operations (3)	Provision for loan losses	Support expenses (4)	Other operating income and expenses (5)	Net income before taxes	Income taxes	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail	31,942,515	13,016,941	1,559,556	454,194	61,031	(446,842)	(715,845)	(68,395)	843,699	(219,396)	624,303
Wealth Management & Insurance	818,155	2,773,286	57,773	23,183	2,661	(2,430)	(33,494)	471	48,164	(12,681)	35,483
Middle-market	6,044,799	4,299,293	314,230	43,954	20,533	(53,695)	(43,343)	(2,317)	279,362	(79,109)	200,253
CIB	2,301,491	8,357,393	235,140	54,901	176,705	(2,995)	(97,420)	(2,653)	363,678	(97,559)	266,119
Corporate activity and others	216,884	2,912,321	(379,913)	(29,166)	(10,411)	1,372	(17,878)	(19,312)	(455,308)	189,000	(266,308)
Total	41,323,844	31,359,234	1,786,786	547,066	250,519	(504,590)	(907,980)	(92,206)	1,079,595	(219,745)	859,850
(1)Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions
(2)Includes deposits, demand liabilities, and other time deposits.
(3)Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4)Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.
(5)Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

NOTE 03 - REPORTING SEGMENTS, continued

	For the year ended December 31, 2023
	Loans and accounts receivable from customers (1)	Deposits and other demand deposits (2)	Net interest income	Net fee and commission income	Net income from financial operations	Provision for loan losses	Support expenses (3)	Other operating income and expenses (5)	Net income before taxes	Income taxes	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail	31,072,731	13,487,482	1,476,793	384,415	53,012	(295,144)	(701,820)	29,561	946,817	(250,222)	696,595
Wealth Management & insurance	729,012	2,095,310	53,882	20,462	2,992	(77)	(30,724)	2,398	48,933	(12,719)	36,214
Middle-market	6,026,504	3,808,484	310,374	37,394	20,926	(37,515)	(41,176)	105	290,108	(85,261)	204,847
CIB	3,089,036	8,275,044	246,636	49,793	183,871	10,418	(90,944)	2,519	402,293	(105,017)	297,276
Corporate Activity & others	(105,397)	2,009,448	(994,636)	10,576	41,654	(467)	(13,396)	(40,497)	(996,766)	355,671	(641,095)
Total	40,811,886	29,675,768	1,093,049	502,640	302,455	(322,785)	(878,060)	(5,914)	691,385	(97,548)	593,837
(1)Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions
(2)Includes deposits, demand liabilities, and other time deposits.
(3)Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4)Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.
(5)Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

NOTE 03 - REPORTING SEGMENTS, continued

	For the year ended December 31, 2022
	Loans and accounts receivable from customers (1)	Deposits and other demand deposits (2)	Net interest income	Net fee and commission income	Net income from financial operations	Provision for loan losses	Support expenses (3)	Other operating income and expenses (5)	Net income before taxes	Income taxes	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$				MCh$
Retail	30,357,086	15,562,879	1,277,436	329,849	44,208	(289,841)	(683,944)	(62,219)	615,489	171,927	787,416
Wealth Management & insurance	363,202	891,933	25,943	33,010	1,339	(243)	(17,376)	(471)	42,202	11,699	53,901
Middle-market	4,844,595	3,200,894	212,274	28,884	11,008	(57,253)	(39,831)	(3,364)	151,718	42,740	194,458
CIB	3,137,086	6,644,834	146,773	37,804	158,937	(8,082)	(91,926)	(2,184)	241,322	66,117	307,439
Corporate Activity & others	27,432	764,475	(92,314)	(22,278)	1,686	(1,075)	(21,943)	(13,701)	(149,625)	(45,896)	(195,521)
Total	38,729,401	27,065,015	1,570,112	407,269	217,178	(356,494)	(855,020)	(81,939)	901,106	246,587	1,147,693
(1)Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions
(2)Includes deposits, demand liabilities, and other time deposits.
(3)Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4)Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.
(5)Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 04 - CASH AND CASH EQUIVALENTS
a.The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Cash and deposits in banks
Cash	1,227,700	1,198,568
Deposits at the Central Bank of Chile	1,100,472	654,883
Deposits in local banks	1,605	1,128
Deposits in banks abroad	365,783	868,703
Subtotals – Cash and deposits in banks	2,695,560	2,723,282

Net cash items in process of collection	75,442	37,442
Cash and cash equivalents	2,771,002	2,760,724
The balance of funds held in cash and at the Central Bank of Chile reflects the monthly average that the Bank must maintain in accordance with the regulations governing minimum reserves although the balance can be withdrawn on demand.
b.Cash in process of collection and in process of being cleared
Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions were as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	121,290	85,467
Funds receivable	451,262	727,057
Subtotal	572,552	812,524
Liabilities
Funds payable	(497,110)	(775,082)
Subtotal	(497,110)	(775,082)

Cash in process of collection, net	75,442	37,442

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

NOTE 05 - FINANCIAL ASSETS FOR TRADING AT FAIR VALUE THROUGH PROFIT AND LOSS
The detail of financial assets for trading at fair value through profit and loss is as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Financial derivative contracts
Forwards	1,038,292	1,262,688
Swaps	11,263,354	8,848,051
Call currency options	6,618	4,100
Put currency options	1,506	4,647
Subtotal	12,309,770	10,119,486
Debt financial instruments
Chilean Central Bank and Government securities	324,982	98,308
Other Chilean debt financial instruments	4,345	-
Subtotal	329,327	98,308

Total	12,639,097	10,217,794
a.As of December 31, 2024 and 2023 the Bank holds the following portfolio of financial assets derivative contracts:

	As of December 31, 2024
	Notional amount
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	-	14,227,181	9,262,636	13,988,163	5,818,091	576,456	993,915	44,866,442	1,038,292
Interest rate swaps	-	15,353,818	15,394,905	16,392,696	21,541,572	9,219,884	17,265,959	95,168,834	1,907,001
Cross currency swaps	-	1,826,508	3,315,310	11,052,105	27,159,964	13,026,424	23,665,080	80,045,391	9,356,353
Call currency options	-	42,802	198,509	117,175	8,921	-	-	367,407	6,618
Put currency options	-	71,468	253,669	37,950	-	-	-	363,087	1,506
Total	-	31,521,777	28,425,029	41,588,089	54,528,548	22,822,764	41,924,954	220,811,161	12,309,770

	As of December 31, 2023
	Notional amount
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	-	15,867,609	12,888,002	14,222,043	4,911,114	684,394	1,086,568	49,659,730	1,262,688
Interest rate swaps	-	5,619,676	18,456,733	20,257,077	18,590,489	7,833,406	14,063,652	84,821,033	2,342,464
Cross currency swaps	-	2,244,387	5,046,413	19,143,224	45,796,932	18,911,629	45,822,348	136,964,933	6,505,587
Call currency options	-	44,358	100,886	84,331	-	-	-	229,575	4,100
Put currency options	-	212,940	114,990	54,949	6,558	-	-	389,437	4,647
Total	-	23,988,970	36,607,024	53,761,624	69,305,093	27,429,429	60,972,568	272,064,708	10,119,486

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

NOTE 05 - FINANCIAL ASSETS FOR TRADING AT FAIR VALUE THROUGH PROFIT AND LOSS, continued
b.As of December 31, 2022 and 2021 the Bank holds the following portfolio of debt financial instruments for trading:

	As of December 31,
	2024	2023
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank financial instruments	-	-
Chilean Treasury bonds and notes	324,982	98,308
Subtotal	324,982	98,308
Other Chilean debt financial securities
Chilean bonds and commercial papers	4,345	-
Subtotal	4,345	-
Foreign financial debt securities
Other foreign financial instruments	-	-
Subtotal	-	-

Total	329,327	98,308
As of December 31, 2024 and 2023, there were no trading investments sold under resell agreements to clients or financial institutions.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
The financial assets at fair value through other comprehensive income is as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Debt financial instruments
Chilean Central Bank and Government financial instruments	1,473,604	3,024,700
Other Chilean debt financial instruments	5,006	6,656
Foreign debt financial instruments	1,208,875	1,504,669
Subtotal	2,687,485	4,536,025
Other financial instruments
Commercial loans	55,005	105,257
Mortgage loans	19,898	-
Subtotal	74,903	105,257

Total	2,762,388	4,641,282
a.As of December 31, 2024 and 2023 detail of financial debt instruments is as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank financial instruments	199,903	2,286,541
Chilean Treasury bonds and notes	1,273,701	737,705
Other Chilean government financial instruments	-	454
Subtotal	1,473,604	3,024,700
of which sold under repurchase agreement	397,334	207,280
Other Chilean debt financial securities
Other Chilean banks debt financial instruments	5,006	6,656
Other Chilean financial instruments	-	-
Subtotal	5,006	6,656
of which sold under repurchase agreement	-	91
Foreign financial debt securities
Foreign governments and fiscal entities debt financial instruments	1,001,105	1,238,866
Other foreign debt financial instruments	207,770	265,803
Subtotal	1,208,875	1,504,669
of which sold under repurchase agreement	-	127,752
Total	2,687,485	4,536,025
The Bank holds instruments, within “Chilean Central Bank and government securities”, which guarantee derivatives transactions through Comder Contraparte Central S.A., in the local market as of December 31, 2024 and 2023 for an amount of Ch$138,000 and Ch$224,680, respectively, while “Foreign financial debt securities” guarantee derivatives transactions through London Clearing House (LCH) as of December 31, 2024 and 2023 for an amount of Ch$49,705 and Ch$71,705, respectively. Additionally, the Bank maintains guarantees with Euroclear as of December 31, 2024 and 2023 for an amount of Ch$484,624 and Ch$564,020, respectively, to comply with the initial margin required by European EMIR Standard.
As of December 31, 2024, changes in fair value of financial assets measured at FVOCI included a cumulative net unrealized loss of MCh$67,161, recorded as “valuation adjustment” in OCI, where MCh$69,012 (loss) are attributable to shareholders equity and MCh$1,851 (profit) to non-controlling interest.
As of December 31, 2023, changes in fair value of financial assets measured at FVOCI included a cumulative net unrealized loss of MCh$89,748, recorded as “valuation adjustment” in OCI, where MCh$91,596 (loss) are attributable to shareholders equity and MCh$1,848 (profit) to non-controlling interest.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued
The changes in the fair value and the corresponding ECL as of December 31, 2024 is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
Gross carrying amount at January 1, 2024	4,536,025	-	-	4,536,025
New financial assets purchased	15,287,999	-	-	15,287,999
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(17,299,536)	-	-	(17,299,536)
Changes in measument of financial assets	162,997	-	-	162,997
Other adjustments	-	-	-	-
At December 31, 2024	2,687,485	-	-	2,687,485

	Stage 1	Stage 2	Stage 3	TOTAL
ECL at January 1, 2024	787	-	-	787
New financial assets purchased	2,386	-	-	2,386
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(2,763)	-	-	(2,763)
Changes due to changes in credit risk	5	-	-	5
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2024	415	-	-	415
The changes in the fair value and the corresponding ECL as of December 31, 2023 is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
Gross carrying amount at January 1, 2023	5,880,733	-	-	5,880,733
New financial assets purchased	41,150,092	-	-	41,150,092
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(42,616,549)	-	-	(42,616,549)
Changes in measument of financial assets	121,749	-	-	121,749
Other adjustments	-	-	-	-
At December 31, 2023	4,536,025	-	-	4,536,025

	Stage 1	Stage 2	Stage 3	TOTAL
ECL at January 1, 2023	877	-	-	877
New financial assets purchased	9,051	-	-	9,051
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(9,174)	-	-	(9,174)
Changes due to changes in credit risk	33	-	-	33
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2023	787	-	-	787

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued
Gross profits and losses realized on the sale of available for sale investments as of December 31, 2024, 2023 and 2022 is as follows:

	As of December 31,
	2024	2023	2022
	MCh$	MCh$	MCh$
Sale of debt financial instruments at FVOCI generating realized profits	3,548,049	6,837,112	452,668
Realized profits	9,038	392	121
Sale of debt financial instruments at FVOCI generating realized losses	1,235,689	1,605,762	1,122,222
Realized losses	55,998	134,485	22,195
The Bank evaluated those instruments with unrealized losses as of December 31, 2024 and 2023 and concluded they were not impaired. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no significant or prolonged declines nor changes in credit risk which would cause impairment in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2024 and 2023 were not in a continuing unrealized loss position for more than one year.
b.Other financial instruments
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
The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2024, is as follows:

Commercial loans	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2024	105,382	-	-	105,382
New financial assets originated	36,909			36,909
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(89,808)	-	-	(89,808)
Changes in measument of financial assets	3,663	-	-	3,663
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2024	56,146	-	-	56,146

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

Commercial loans	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2024	125	-	-	125
New financial assets originated	148			148
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(29)	-	-	(29)
Changes due to changes un credit risk	897	-	-	897
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2024	1,141	-	-	1,141

Mortgage loans	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2024	-	-	-	-
New financial assets originated	21,060			21,060
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	-	-	-	-
Changes in measument of financial assets	(1,139)	-	-	(1,139)
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2024	19,921	-	-	19,921

Mortgage loans	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2024	-	-	-	-
New financial assets originated	22	-	-	22
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	-	-	-	-
Changes due to changes un credit risk	1	-	-	1
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2024	23	-	-	23

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued
The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2023, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2023	142,632	-	-	142,632
New financial assets originated	85,533			85,533
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(138,700)	-	-	(138,700)
Changes in measument of financial assets	15,917	-	-	15,917
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2023	105,382	-	-	105,382

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2023	326	-	-	326
New financial assets originated	162			162
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(313)	-	-	(313)
Changes due to changes un credit risk	(50)	-	-	(50)
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2023	125	-	-	125

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued
The following charts show debt instruments at fair value through other comprehensive income cumulative unrealized losses, as of December 31, 2024:

	Less than 12 months				More than 12 months				Total
2024	Amortised cost	Fair value	Unrealized profit	Unrealized loss	Amortised cost	Fair value	Unrealized profit	Unrealized loss	Amortised cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities					-	-	-	-
Chilean Central Bank financial instruments	199,943	199,903	3	(43)	-	-	-	-	199,943	199,903	3	(43)
Chilean Treasury bonds and notes	1,350,122	1,273,701	16,609	(93,030)	-	-	-	-	1,350,122	1,273,701	16,609	(93,030)
Other Chilean government financial instruments	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	1,550,065	1,473,604	16,612	(93,073)	-	-	-	-	1,550,065	1,473,604	16,612	(93,073)

Other Chilean debt financial securities
Chilean Bank debt financial instruments	5,023	5,006	7	(24)	-	-	-	-	5,023	5,006	7	(24)
Other Chilean financial instruments	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	5,023	5,006	7	(24)	-	-	-	-	5,023	5,006	7	(24)

Foreign financial debt securities
Foreign Central Banks financial instruments	1,002,107	1,001,105	2,903	(3,905)	-	-	-	-	1,002,107	1,001,105	2,903	(3,905)
Other foreign debt financial instruments	207,770	207,770	-	-	-	-	-	-	207,770	207,770	-	-
Subtotal	1,209,877	1,208,875	2,903	(3,905)	-	-	-	-	1,209,877	1,208,875	2,903	(3,905)
Loans and account receivable from customer
Commercial loans	53,914	55,005	1,091	-	-	-	-	-	53,914	55,005	1,091	-
Mortgage loans	21,441	19,898	-	(1,543)					21,441	19,898	-	(1,543)
Subtotal	75,355	74,903	1,091	(1,543)	-	-	-	-	75,355	74,903	1,091	(1,543)

Total	2,840,320	2,762,388	20,613	(98,545)	-	-	-	-	2,840,320	2,762,388	20,613	(98,545)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued
The following charts show debt instruments at fair value through other comprehensive income cumulative unrealized losses, as of December 31, 2023:

	Less than 12 months				More than 12 months				Total
2023	Amortised cost	Fair value	Unrealized profit	Unrealized loss	Amortised cost	Fair value	Unrealized profit	Unrealized loss	Amortised cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government instruments					-	-	-	-
Chilean Central Bank financial instruments	2,286,208	2,286,541	417	(84)	-	-	-	-	2,286,208	2,286,541	417	(84)
Chilean Treasury bonds and notes	801,738	737,705	24,466	(88,499)	-	-	-	-	801,738	737,705	24,466	(88,499)
Other Chilean government financial instruments	444	454	10	-	-	-	-	-	444	454	10	-
Subtotal	3,088,390	3,024,700	24,893	(88,583)	-	-	-	-	3,088,390	3,024,700	24,893	(88,583)

Other Chilean debt financial securities
Chilean Bank debt financial instruments	7,858	6,656	23	(1,225)	-	-	-	-	7,858	6,656	23	(1,225)
Other Chilean financial instruments					-	-	-	-	-	-	-	-
Subtotal	7,858	6,656	23	(1,225)	-	-	-	-	7,858	6,656	23	(1,225)

Foreign financial debt instruments
Foreign governments and fiscal entities debt financial instruments	1,264,768	1,238,866	18,330	(44,232)	-	-	-	-	1,264,768	1,238,866	18,330	(44,232)
Other foreign debt financial instruments	260,401	265,803	6,966	(1,564)	-	-	-	-	260,401	265,803	6,966	(1,564)
Subtotal	1,525,169	1,504,669	25,296	(45,796)	-	-	-	-	1,525,169	1,504,669	25,296	(45,796)
Loans and account receivable from customer
Commercial loans	109,613	105,257	-	(4,356)	-	-	-	-	109,613	105,257	-	(4,356)
Subtotal	109,613	105,257	-	(4,356)	-	-	-	-	109,613	105,257	-	(4,356)
					-	-	-	-
Total	4,731,030	4,641,282	50,212	(139,960)	-	-	-	-	4,731,030	4,641,282	50,212	(139,960)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING
As of December 31, 2024 and 2023 the Bank holds the following portfolio of derivative instruments for hedging purposes:

	As of December 31, 2024
	Notional amount								Fair value
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Interest rate swaps	-	-	-	2,047,050	1,153,300	543,000	397,640	4,140,990	40,062	78,329
Cross currency swaps	-	841,009	224,877	2,093,135	3,127,813	1,177,983	1,436,626	8,901,443	462,924	243,723
Subtotal	-	841,009	224,877	4,140,185	4,281,113	1,720,983	1,834,266	13,042,433	502,986	322,052
Currency forwards	-	149,115	160,050	1,861,085	-	-	-	2,170,250	65,196	-
Cross currency swaps	-	889,661	1,989,477	3,491,191	7,437,766	528,886	1,153,235	15,490,216	275,446	576,342
Subtotal	-	1,038,776	2,149,527	5,352,276	7,437,766	528,886	1,153,235	17,660,466	340,642	576,342
Total	-	1,879,785	2,374,404	9,492,461	11,718,879	2,249,869	2,987,501	30,702,899	843,628	898,394

	As of December 31, 2023
	Notional amount								Fair value
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Interest rate swaps	-	12,562	3,656,708	2,971,608	2,219,138	349,780	612,115	9,821,911	96,729	1,319,275
Cross currency swaps	-	87,445	216,904	902,332	4,075,196	497,502	1,764,227	7,543,606	251,810	174,041
Subtotal	-	100,007	3,873,612	3,873,940	6,294,334	847,282	2,376,342	17,365,517	348,539	1,493,316
Cash flow hedge derivatives
Currency forwards	-	43,242	177,000	2,207,656	8,745	-	-	2,436,643	5,539	64,624
Cross currency swaps	-	459,517	1,144,579	5,286,020	6,210,538	1,205,343	1,676,266	15,982,263	251,451	908,827
Subtotal	-	502,759	1,321,579	7,493,676	6,219,283	1,205,343	1,676,266	18,418,906	256,990	973,451
Total	-	602,766	5,195,191	11,367,616	12,513,617	2,052,625	4,052,608	35,784,423	605,529	2,466,767

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued
a.Micro-hedge accounting
Fair value micro-hedge
The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. Those hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.
Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2024 and 2023, classified by term to maturity:

	As of December 31, 2024
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and receivables from clients
Commercial loans	-	-	62,628	81,516	-	-	-	144,144
Debt instruments at FVOCI
Chilean sovereign bonds	-	-	-	-	-	169,155	379,148	548,303
US Treasury bonds	-	-	-	497,050	-	-	-	497,050
Chilean Treasury bonds	-	-	-	-	328,347	204,603	-	532,950
Time deposits and other time liabilities
Time deposits	-	177,944	66,207	286,102	-	-	-	530,253
Issued debt instruments
Senior bonds	-	586,519	96,042	846,503	1,174,316	208,151	506,578	3,418,109
Subordinated bonds	-	-	-	-	192,083		352,487	544,570
Interbank borrowing
Interbank loans		76,546		427,463				504,009
Chilean Central Bank loans	-	-	-	-		-	-	-
Total	-	841,009	224,877	2,138,634	1,694,746	581,909	1,238,213	6,719,388
Hedging instrument
Cross Currency swaps	-	841,009	224,877	1,641,584	1,391,446	438,909	840,573	5,378,398
Interest rate swaps	-	-	-	497,050	303,300	143,000	397,640	1,340,990
Total	-	841,009	224,877	2,138,634	1,694,746	581,909	1,238,213	6,719,388

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued

	As of December 31, 2023
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and account receivable at amortised cost
Commercial loans	-	-	-	-	-	-	-	-
Debt instruments at FVOCI
Chilean Sovereign bond	-	-	-	-	-	-	301,803	301,803
US Treasury bonds	-	-	-	-	655,838	349,780	262,335	1,267,953
Chilean Treasury bonds	-	-	-	-	-	-	50,795	50,795
Time deposits and other time liabilities
Time deposits	-	12,562	27,708	92,160	-	-	-	132,430
Issued debt instruments
Senior bonds	-	-	91,973	882,779	2,262,976	497,502	696,941	4,432,171
Subordinated bonds	-	87,445	-	-	183,946	-	505,998	777,389
Interbank borrowing
Interbank loans	-	-	-	-	-	-	-	-
Chilean Central Bank loans	-	-	3,329,001	2,849,001	-	-	-	6,178,002
Total	-	100,007	3,448,682	3,823,940	3,102,760	847,282	1,817,872	13,140,543
Hedging instrument
Cross currency swaps	-	87,445	91,973	902,331	2,433,621	497,502	1,205,760	5,218,632
Forwards	-	12,562	3,356,709	2,921,609	669,139	349,780	612,112	7,921,911
Total	-	100,007	3,448,682	3,823,940	3,102,760	847,282	1,817,872	13,140,543

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued
Cash flow micro-hedges
The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable interest rate. The inflation risk that arises in some items is covered by both forwards as well as cross currency swaps.
Below is the notional amount of the hedged items as of December 31, 2024 and 2023, and the period when the cash flows will be generated:

As of December 31, 2024
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable at amortised cost
Mortgage loans	-	680,900	1,623,426	2,208,482	5,622,165	144,203	728,129	11,007,305
Debt instruments at FVOCI
Chilean Treasury bonds	-	-	-	-	-	-	191,906	191,906
Time deposits and other time liabilities
Time deposits	-	-	20,876	338,988	-	-	-	359,864
Issued debt instruments
Senior bonds	-	-	192,083	153,667	-	-	-	345,750
Subordinated bonds	-	-	-	970,384	896,058	384,683	233,200	2,484,325
Interbank borrowings
Interbank loans	-	357,876	313,142	1,680,755	919,543	-	-	3,271,316
Total	-	1,038,776	2,149,527	5,352,276	7,437,766	528,886	1,153,235	17,660,466
Hedging instrument
Cross currency swaps	-	889,661	1,989,477	3,491,191	7,437,766	528,886	1,153,235	15,490,216
Currency forward	-	149,115	160,050	1,861,085	-	-	-	2,170,250
Total	-	1,038,776	2,149,527	5,352,276	7,437,766	528,886	1,153,235	17,660,466

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Deposits and other time deposits
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued
i.Forecasted cash flows for interest rate risk
Below is an estimate of the periods in which cash flows are expected to be produced:

	As of December 31, 2024
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	558	57	113	113	-	841
Outflows	-	(7,111)	(9,001)	(67,113)	(44,193)	(2,010)	(2,322)	(131,750)
Net flows	-	(7,111)	(8,443)	(67,056)	(44,080)	(1,897)	(2,322)	(130,909)
Hedging instrument
Inflows	-	-	(558)	(57)	(113)	(113)	-	(841)
Outflows (*)	-	7,111	9,001	67,113	44,193	2,010	2,322	131,750
Net flows	-	7,111	8,443	67,056	44,080	1,897	2,322	130,909
(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2023
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(7,483)	(13,555)	(68,956)	(39,724)	(7,913)	(2,980)	(140,611)
Net flows	-	(7,483)	(13,555)	(68,956)	(39,724)	(7,913)	(2,980)	(140,611)
Hedging instrument
Inflows	-	-	-	-	-	-	-	-
Outflows (*)	-	7,483	13,555	68,956	39,724	7,913	2,980	140,611
Net flows	-	7,483	13,555	68,956	39,724	7,913	2,980	140,611
(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.
ii.Forecasted cash flows for inflation risk:

	As of December 31, 2024
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	106,476	173,281	469,031	628,318	63,681	357,048	1,797,835
Outflows	-	-	(2,004)	(40,788)	(53,291)	(51,136)	-	(147,219)
Net flows	-	106,476	171,277	428,243	575,027	12,545	357,048	1,650,616
Hedging instrument
Inflows	-	-	2,004	40,788	53,291	51,136	-	147,219
Outflows	-	(106,476)	(173,281)	(469,031)	(628,318)	(63,681)	(357,048)	(1,797,835)
Net flows	-	(106,476)	(171,277)	(428,243)	(575,027)	(12,545)	(357,048)	(1,650,616)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued

	As of December 31, 2023
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	23,515	91,152	302,604	72,206	19,206	33,221	541,904
Outflows	-	(78,300)	(379,379)	(784,238)	(552,738)	(49,350)	(39,017)	(1,883,022)
Net flows	-	(54,785)	(288,227)	(481,634)	(480,532)	(30,144)	(5,796)	(1,341,118)
Hedging instrument
Inflows	-	78,300	379,379	784,238	552,738	49,350	39,017	1,883,022
Outflows	-	(23,515)	(91,152)	(302,604)	(72,206)	(19,206)	(33,221)	(541,904)
Net flows	-	54,785	288,227	481,634	480,532	30,144	5,796	1,341,118
iii.Forecasted cash flows for exchange rate risk

	As of December 31, 2024
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(137,929)	(155,634)	(181,771)	(3,633)	(1,722)	-	(480,689)
Net flows	-	(137,929)	(155,634)	(181,771)	(3,633)	(1,722)	-	(480,689)
Hedging instrument
Inflows	-	-	-	-	-	-	-	-
Outflows	-	137,929	155,634	181,771	3,633	1,722	-	480,689
Net flows	-	137,929	155,634	181,771	3,633	1,722	-	480,689

	As of December 31, 2023
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(30,629)	(168,812)	(1,992,343)	(22,684)	(3,212)	-	(2,217,680)
Net flows	-	(30,629)	(168,812)	(1,992,343)	(22,684)	(3,212)	-	(2,217,680)
Hedging instrument
Inflows	-	-	-	-	-	-	-	-
Outflows	-	30,629	168,812	1,992,343	22,684	3,212	-	2,217,680
Net flows	-	30,629	168,812	1,992,343	22,684	3,212	-	2,217,680

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued
b.Other comprehensive income effect
The accumulated effect of the mark to market adjustment of cash flow hedges generated by hedge instruments used in hedged cash flow was recorded in the Consolidated Statements of Changes in Equity, within other comprehensive income, as of December 31, 2024 and 2023, is as follows:

	As of December 31,
Hedged item	2024	2023
	MCh$	MCh$
Interbank loans	(9,630)	(10,675)
Time deposits and other time liabilities	(138)	516
Issued debt instruments	3,972	(9,684)
Debt instruments at FVOCI	19,449	(4,235)
Loans and accounts receivable at amortised cost	(91,454)	108,494
Total	(77,801)	84,416
Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that fluctuations of fair value attributable to risk components are almost completely offset.
During the current year, the Bank did not enter into any cash flow hedges relating to forecasted transactions.
c.P&L effect
The amounts recycling from other comprehensive income to income for the year related to cash flow hedges are as follows:

	For the years ended December 31,
	2024	2023	2022
	MCh$	MCh$	MCh$
Bond hedging derivatives	1,288	817	(826)
Interbank loans hedging derivatives	—	(4,775)	(4,762)
Mortgage loans hedging derivatives	(36,625)	(36,154)	(37,698)
Cash flow hedge net gain (loss)	(35,337)	(40,112)	(43,286)
See Note 21 - Equity, letter e, for other comprehensive income reconciliation
d.Net investment hedges in foreign operations
As of December 31, 2024, and 2023, the Bank does not have any foreign net investment hedges nor hedge accounting.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued
e.Fair value macro-hedges

	Notional amount
As of December 31, 2024	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Loans and account receivable at amortised cost
Mortgage loans	-	-	-	-	-	-	377,928	377,928
Commercial loans	-	-	-	2,001,551	2,586,367	1,139,074	218,125	5,945,117
Total	-	-	-	2,001,551	2,586,367	1,139,074	596,053	6,323,045
Hedging instrument
Cross currency swaps	-	-	-	451,551	1,736,367	739,074	596,053	3,523,045
Interest rate swaps	-	-	-	1,550,000	850,000	400,000	-	2,800,000
Total	-	-	-	2,001,551	2,586,367	1,139,074	596,053	6,323,045

	Notional amount
As of December 31, 2023	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Loans and account receivable at amortised cost
Mortgage loans	-	-	-	-	-	-	377,928	377,928
Commercial loans	-	-	424,930	50,000	3,191,574	-	180,542	3,847,046
Total	-	-	424,930	50,000	3,191,574	-	558,470	4,224,974
Hedging instrument
Cross currency swaps	-	-	124,930	-	1,641,574	-	558,470	2,324,974
Interest rate swaps	-	-	300,000	50,000	1,550,000	-	-	1,900,000
Total	-	-	424,930	50,000	3,191,574	-	558,470	4,224,974
As of December 31, 2024, and 2023 Other Assets include MCh$155,587 and MCh$160,370 respectively, related to fair value measurement of net assets or liabilities subject to macrohedges. See Note 14.
As of December 31, 2024, and 2023, Other Liabilities include MCh$76,540 and MCh$68,781 respectively, related to fair value measurement of net assets or liabilities subject to macrohedges. See Note 20.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST
As of December 31, 2024 and 2023 the composition and balances are as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Rights under repurchase agreements
Transactions with other domestic entities	153,087	–
Subtotal	153,087	–
Debt financial instruments
Chilean Central Bank and Government instruments	4,852,552	8,178,624
Foreign debt financial instruments	324,527	–
Expected credit loss allowance	(1,074)	(1,729)
Subtotal	5,176,005	8,176,895
Interbank loans
Foreign banks	31,282	68,438
Subtotal	31,282	68,438
Loans and account receivable from customers
Commercial loans	17,135,751	17,412,063
Mortgage loans	17,333,399	16,857,306
Consumer loans	5,630,722	5,324,088
Subtotal	40,099,872	39,593,457

Total	45,460,246	47,838,790
a.Debt financial instruments
The detail of the instruments classified as Debt instruments at amortised cost is as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank financial instruments	-	3,392,609
Chilean Treasury bonds and notes	4,852,552	4,786,015
Other Chilean government financial instruments	-	-
Subtotal	4,852,552	8,178,624
Foreign debt financial instruments
Other foreign debt financial instruments	324,527	-
Subtotal	324,527	-

Expected credit loss allowance	(1,074)	(1,729)

Total	5,176,005	8,176,895

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
The changes in the amortized value and the corresponding ECL as of December 31, 2024 is as follows:

	Stage1	Stage2	Stage3	TOTAL
Gross carrying amount at January 1, 2024	8,178,624	-	-	8,178,624
New financial assets purchased	5,945,707	-	-	5,945,707
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(7,670,448)	-	-	(7,670,448)
Changes due to modifications not derecognised	(1,276,804)	-	-	(1,276,804)
Other adjustments	-	-	-	-
At December 31, 2024	5,177,079	-	-	5,177,079

	Stage1	Stage2	Stage3	TOTAL
ECL at January 1, 2024	1,729	-	-	1,729
New financial assets purchased	1,256	-	-	1,256
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(1,621)	-	-	(1,621)
Changes due to modifications not derecognised	(290)	-	-	(290)
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2024	1,074	-	-	1,074
The changes in the amortized value and the corresponding ECL as of December 31, 2023 is as follows:

	Stage1	Stage2	Stage3	TOTAL
Gross carrying amount at January 1, 2023	4,868,485	-	-	4,868,485
New financial assets purchased	3,342,572	-	-	3,342,572
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(96,900)	-	-	(96,900)
Changes due to modifications not derecognised	64,467	-	-	64,467
Other adjustments	-	-	-	-
At December 31, 2023	8,178,624	-	-	8,178,624

	Stage1	Stage2	Stage3	TOTAL
ECL at January 1, 2023	894	-	-	894
New financial assets purchased	706	-	-	706
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(22)	-	-	(22)
Changes due to modifications not derecognised	151	-	-	151
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2023	1,729	-	-	1,729

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
b.Interbank Loans and Loans and account receivable from customers

	Assets before allowances				ECL allowance
As of December 31, 2024	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans
Foreign banks	31,283	-	-	31,283	1	-	-	1	31,282
Subtotal	31,283	-	-	31,283	1	-	-	1	31,282
Commercial loans
Commercial loans	11,129,607	1,128,481	1,111,355	13,369,443	61,045	57,949	460,787	579,781	12,789,662
Foreign trade loans	1,853,953	41,055	34,914	1,929,922	3,546	1,201	23,828	28,575	1,901,347
Checking accounts debtors	108,187	12,510	9,597	130,294	850	567	5,658	7,075	123,219
Credit card debtors	112,291	20,462	10,976	143,729	1,044	1,864	6,265	9,173	134,556
Factoring transactions	1,034,642	2,547	8,359	1,045,548	373	26	3,807	4,206	1,041,342
Leasing transactions	905,745	121,789	49,982	1,077,516	4,480	8,260	24,171	36,911	1,040,605
Student loans	21,301	7,421	9,524	38,246	584	1,339	6,650	8,573	29,673
Other loans and accounts receivable	66,371	5,951	14,134	86,456	1,384	950	8,775	11,109	75,347
Subtotal	15,232,097	1,340,216	1,248,841	17,821,154	73,306	72,156	539,941	685,403	17,135,751
Mortgage loans
Loans with mortgage finance bonds	3	1	29	33	-	-	9	9	24
Endorsable mortgage mutual loans	322	91	41	454	1	3	8	12	442
Mortgage mutual financed with mortgage bonds	71,502	10,885	3,264	85,651	36	315	741	1,092	84,559
Other mortgage mutual loans	14,632,127	1,923,310	840,641	17,396,078	10,260	59,668	153,442	223,370	17,172,708
Other credit and account receivable	58,702	10,645	8,206	77,553	50	344	1,493	1,887	75,666
Subtotal	14,762,656	1,944,932	852,181	17,559,769	10,347	60,330	155,693	226,370	17,333,399
Consumer loans
Installment consumer loans	3,147,747	367,464	268,241	3,783,452	50,597	65,998	119,522	236,117	3,547,335
Checking account debtors	110,061	27,794	7,675	145,530	3,732	8,661	2,455	14,848	130,682
Credit card debtors	1,668,650	284,344	27,686	1,980,680	4,314	12,919	12,588	29,821	1,950,859
Leasing transactions	1,524	68	20	1,612	21	6	9	36	1,576
Other consumer loans	102	86	176	364	15	25	54	94	270
Subtotal	4,928,084	679,756	303,798	5,911,638	58,679	87,609	134,628	280,916	5,630,722

Total	34,954,120	3,964,904	2,404,820	41,323,844	142,333	220,095	830,262	1,192,690	40,131,154
During 2024, the Bank sold commercial loans, mortgage loans and leasing loans for MCh$172,403, MCh$79,626 and MCh$17,883, respectively, to unrelated Chilean financial entities. Additionally, on December 27, Santander Consumer Finance Limitada sold certain automotive loans to Fondo de Inversion Activa Estrategia Automotriz IV, for MCh$22,936, representing approximately 2% of Santander Consumer's loan portfolio.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
a.Interbank loans
The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2024, is as follows:

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2024	68,440	-	-	-	-	-	68,440
Transfers:
Transfers from stage 1 to stage 2	-	-	-	-	-	-	-
Transfers from stage 1 to stage 3	-	-	-	-	-	-	-
Transfers from stage 2 to stage 3	-	-	-	-	-	-	-
Transfers from stage 2 to stage 1	-	-	-	-	-	-	-
Transfers from stage 3 to stage 2	-	-	-	-	-	-	-
Transfers from stage 3 to stage 1	-	-	-	-	-	-	-
Net changes of financial assets	(37,704)	-	-	-	-	-	(37,704)
Write-off	-	-	-	-	-	-	-
Other adjustments	547	-	-	-	-	-	547
At December 31, 2024	31,283	-	-	-	-	-	31,283

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2024	2	-	-	-	-	-	2
Transfers
Transfers from stage 1 to stage 2	-	-	-	-	-	-	-
Transfers from stage 1 to stage 3	-	-	-	-	-	-	-
Transfers from stage 2 to stage 3	-	-	-	-	-	-	-
Transfers from stage 2 to stage 1	-	-	-	-	-	-	-
Transfers from stage 3 to stage 2	-	-	-	-	-	-	-
Transfers from stage 3 to stage 1	-	-	-	-	-	-	-
Net changes of the exposure and modifications in credit risk	(1)	-	-	-	-	-	(1)
Write-off	-	-	-	-	-	-	-
Other adjustments	-	-	-	-	-	-	-
At December 31, 2024	1	-	-	-	-	-	1

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
b.Commercial loans
The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2024, is as follows:

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2024	11,174,092	4,375,334	866,764	486,303	722,900	446,264	18,071,657
Transfers:
Transfers from stage 1 to stage 2	(535,745)	(1,108,548)	535,745	1,108,548	-	-	-
Transfers from stage 1 to stage 3	(1,674)	(24,780)	0	0	1,674	24,780	-
Transfers from stage 2 to stage 3	-	-	(162,278)	(328,832)	162,278	328,832	-
Transfers from stage 2 to stage 1	238,276	802,344	(238,276)	(802,344)	-	-	-
Transfers from stage 3 to stage 2	-	-	15,818	161,388	(15,818)	(161,388)	-
Transfers from stage 3 to stage 1	-	(4,471)	-	-	-	4,471	-
Net changes of financial assets	356	326,487	(195,131)	(117,497)	2,469	(30,580)	(13,896)
Write-off	-	-	-	-	(113,299)	(124,000)	(237,299)
Other adjustments	35,381	(44,955)	(10,178)	20,186	(950)	1,208	692
At December 31, 2024	10,910,686	4,321,411	812,464	527,752	759,254	489,587	17,821,154

	Stage 1		Stage 2		Stage 3*
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2024	23,668	37,913	35,714	31,921	343,056	187,322	659,594
Transfers
Transfers from stage 1 to stage 2	(3,579)	(27,395)	11,418	90,547	-	-	70,991
Transfers from stage 1 to stage 3	(8)	(1,102)	0	0	212	4,967	4,069
Transfers from stage 2 to stage 3	-	-	(11,419)	(46,020)	54,694	102,745	100,000
Transfers from stage 2 to stage 1	1,261	8,777	(6,304)	(48,605)	-	-	(44,871)
Transfers from stage 3 to stage 2	-	-	3,132	15,908	(5,738)	(33,554)	(20,252)
Transfers from stage 3 to stage 1	-	(341)	-	-	-	1,538	1,197
Net changes of the exposure and modifications in credit risk	6,539	29,205	5,347	(9,481)	78,060	43,907	153,577
Write-off	-	-	-	-	(113,299)	(124,000)	(237,299)
Other adjustments	(1,617)	(15)	(566)	564	(162)	193	(1,603)
At December 31, 2024	26,264	47,042	37,322	34,834	356,823	183,118	685,403
*ECL allowance of corporate loans in stage 3, includes MCh$165,935 from cash flow discounted methodology.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2023, is as follows:

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2023	10,885,781	4,258,677	1,192,595	229,571	683,368	434,597	17,684,589
Transfers:
Transfers from stage 1 to stage 2	(520,813)	(732,573)	520,813	732,573	-	-	-
Transfers from stage 1 to stage 3	(4,278)	(40,314)	-	-	4,278	40,314	-
Transfers from stage 2 to stage 3	-	-	(228,472)	(236,712)	228,472	236,712	-
Transfers from stage 2 to stage 1	505,152	353,714	(505,152)	(353,714)	-	-	-
Transfers from stage 3 to stage 2	-	-	93,978	144,542	(93,978)	(144,542)	-
Transfers from stage 3 to stage 1	44	10,951	-	-	(44)	(10,951)	-
Net changes of financial assets	297,075	528,353	(206,999)	(30,373)	(34,094)	(26,215)	527,747
Write-off	-	-	-	-	(65,102)	(82,530)	(147,632)
Other adjustments	11,131	(3,474)	1	416	-	(1,121)	6,953
At December 31, 2023	11,174,092	4,375,334	866,764	486,303	722,900	446,264	18,071,657

	Stage 1		Stage 2		Stage 3*
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2023	38,718	44,535	61,094	30,262	285,762	201,195	661,566
Transfers
Transfers from stage 1 to stage 2	(4,221)	(26,250)	11,509	81,669	-	-	62,707
Transfers from stage 1 to stage 3	(23)	(1,759)	-	-	1,723	6,896	6,837
Transfers from stage 2 to stage 3	-	-	(19,808)	(40,855)	88,874	66,626	94,837
Transfers from stage 2 to stage 1	6,715	7,286	(16,407)	(50,448)	-	-	(52,854)
Transfers from stage 3 to stage 2	-	-	12,317	24,741	(19,752)	(37,198)	(19,892)
Transfers from stage 3 to stage 1	-	131	-	-	(12)	(1,209)	(1,090)
Net changes of the exposure and modifications in credit risk	(17,720)	17,065	(12,984)	(13,112)	51,564	37,059	61,872
Write-off	-	-	-	-	(65,102)	(82,530)	(147,632)
Other adjustments	199	(3,095)	(7)	(336)	(1)	(3,517)	(6,757)
At December 31, 2023	23,668	37,913	35,714	31,921	343,056	187,322	659,594
*ECL allowance of corporate loans in stage 3, includes MCh$155,903 from cash flow discounted methodology.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
c.Mortgage loans
The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2024, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2024	14,635,723	1,713,185	724,531	17,073,439
Transfers:
Transfers from stage 1 to stage 2	(3,369,333)	3,369,333	-	-
Transfers from stage 1 to stage 3	(35,377)	-	35,377	-
Transfers from stage 2 to stage 3	-	(628,525)	628,525	-
Transfers from stage 2 to stage 1	2,873,839	(2,873,839)	-	-
Transfers from stage 3 to stage 2	-	476,841	(476,841)	-
Transfers from stage 3 to stage 1	-	-	-	-
Net changes of financial assets	654,681	(112,062)	(15,611)	527,008
Write-off	-	-	(43,800)	(43,800)
Other adjustments	3,123	(1)	-	3,122
At December 31, 2024	14,762,656	1,944,932	852,181	17,559,769

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2024	8,651	53,371	154,111	216,133
Transfers
Transfers from stage 1 to stage 2	(6,317)	82,155	-	75,838
Transfers from stage 1 to stage 3	(152)	-	2,088	1,936
Transfers from stage 2 to stage 3	-	(31,271)	69,241	37,970
Transfers from stage 2 to stage 1	6,727	(72,900)	-	(66,173)
Transfers from stage 3 to stage 2	-	39,601	(82,961)	(43,360)
Transfers from stage 3 to stage 1	-	-	-	-
Net changes of the exposure and modifications in credit risk	1,438	(10,626)	57,014	47,826
Write-off	-	-	(43,800)	(43,800)
Other adjustments	-	-	-	-
At December 31, 2024	10,347	60,330	155,693	226,370

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2023, is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2023	14,672,080	367,467	689,462	15,729,009
Transfers:
Transfers from stage 1 to stage 2	(2,265,541)	2,265,541	-	-
Transfers from stage 1 to stage 3	(108,610)	-	108,610	-
Transfers from stage 2 to stage 3	-	(397,175)	397,175	-
Transfers from stage 2 to stage 1	936,562	(936,562)	-	-
Transfers from stage 3 to stage 2	-	419,626	(419,626)	-
Transfers from stage 3 to stage 1	20,596		(20,596)	-
Net changes of financial assets	1,377,161	(5,294)	7,851	1,379,718
Write-off	-		(38,193)	(38,193)
Other adjustments	3,475	(418)	(152)	2,905
At December 31, 2023	14,635,723	1,713,185	724,531	17,073,439

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2023	19,388	10,462	132,906	162,756
Transfers
Transfers from stage 1 to stage 2	(12,382)	58,302	-	45,920
Transfers from stage 1 to stage 3	(848)	-	6,813	5,965
Transfers from stage 2 to stage 3	-	(18,422)	35,303	16,881
Transfers from stage 2 to stage 1	6,893	(57,982)	-	(51,089)
Transfers from stage 3 to stage 2	-	58,566	(71,378)	(12,812)
Transfers from stage 3 to stage 1	135	-	(1,414)	(1,279)
Net changes of the exposure and modifications in credit risk	(4,536)	2,490	90,071	88,025
Write-off	-	-	(38,193)	(38,193)
Other adjustments	1	(45)	3	(41)
At December 31, 2023	8,651	53,371	154,111	216,133

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
d.Consumer loans
The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2024, is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2024	4,512,156	790,276	295,918	5,598,350
Transfers:
Transfers from stage 1 to stage 2	(1,598,648)	1,598,648	-	-
Transfers from stage 1 to stage 3	(13,378)	-	13,378	-
Transfers from stage 2 to stage 3	-	(407,231)	407,231	-
Transfers from stage 2 to stage 1	1,120,827	(1,120,827)	-	-
Transfers from stage 3 to stage 2	-	56,750	(56,750)	-
Transfers from stage 3 to stage 1	(55,724)	-	55,724	-
Net changes of financial assets	962,821	(237,880)	(58,336)	666,605
Write-off	-	-	(353,290)	(353,290)
Other adjustments	30	20	(77)	(27)
At December 31, 2024	4,928,084	679,756	303,798	5,911,638

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2024	57,429	83,897	132,936	274,262
Transfers:
Transfers from stage 1 to stage 2	(35,872)	147,854	-	111,982
Transfers from stage 1 to stage 3	(1,120)	-	2,084	964
Transfers from stage 2 to stage 3	-	(124,939)	176,595	51,656
Transfers from stage 2 to stage 1	14,080	(70,567)	-	(56,487)
Transfers from stage 3 to stage 2	-	13,209	(27,238)	(14,029)
Transfers from stage 3 to stage 1	(5,053)	-	16,613	11,560
Net changes of the exposure and modifications in the credit risk	29,215	38,155	186,928	254,298
Write-off	-	-	(353,290)	(353,290)
Other adjustments	-	-	-	-
At December 31, 2024	58,679	87,609	134,628	280,916
The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2023, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2023	4,826,096	217,866	238,850	5,282,812
Transfers:
Transfers from stage 1 to stage 2	(1,189,650)	1,189,650	-	-
Transfers from stage 1 to stage 3	(61,922)	-	61,922	-
Transfers from stage 2 to stage 3	-	(376,383)	376,383	-
Transfers from stage 2 to stage 1	282,491	(282,491)	-	-
Transfers from stage 3 to stage 2	-	82,015	(82,015)	-
Transfers from stage 3 to stage 1	3,629	-	(3,629)	-
Net changes of financial assets	651,516	(40,384)	(24,502)	586,630
Write-off	-	-	(271,123)	(271,123)
Other adjustments	(4)	3	32	31
At December 31, 2023	4,512,156	790,276	295,918	5,598,350

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2023	94,203	73,973	160,768	328,944
Transfers:
Transfers from stage 1 to stage 2	(89,169)	198,290	-	109,121
Transfers from stage 1 to stage 3	(3,917)	-	9,723	5,806
Transfers from stage 2 to stage 3	-	(155,653)	225,902	70,249
Transfers from stage 2 to stage 1	15,328	(78,238)	-	(62,910)
Transfers from stage 3 to stage 2	-	33,946	(56,076)	(22,130)
Transfers from stage 3 to stage 1	521	-	(2,003)	(1,482)
Net changes of the exposure and modifications in the credit risk	40,463	11,580	65,730	117,773
Write-off	-	-	(271,123)	(271,123)
Other adjustments	-	(1)	15	14
At December 31, 2023	57,429	83,897	132,936	274,262
In November 2024, the Bank decided not to update the macro-economic information and scenarios, the main reason is that the macro-economic scenarios projected to 2027, compared to those of 2026, do not present diametrically different projections. Nevertheless, the Bank has updated significant increase in credit risk threshold (SICR), which resulting in a decrease in ECL allowance amounted of MCh$353.
After a re-evaluation of the required coverage for the overlay operations, based on recent learnings, the Bank has concluded that the necessary coverage for the same operations is less than what was maintained as of December 2023. As of December 31, 2024, the Bank maintains MCh$89,994 in residual overlays, to cover certain defaulted loans from mortgage and other commercial portfolios.

In the course of 2023, the Bank updated the macro-economic information and scenarios, resulting in an increase of ECL allowance of MCh$73,000, which were covered with post-model adjustment previously recorded. As of December 31, 2023 the Bank maintained MCh$93,614 in residual overlays, to face future macro-economic information and scenarios updates and to cover certain defaulted loans from mortgage and other commercial portfolios.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 09 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES
Investments in associates and other companies are shown in the following table:

	Ownership interest As of December 31,			Carrying value As of December 31,			Profit and loss As of December 31,
	2024%	2023%	2022%	2024 MCh$	2023 MCh$	2022 MCh$	2024 MCh$	2023 MCh$	2022 MCh$
Redbanc S.A. (*)	33.43	33.43	33.43	4,717	4,168	3,800	581	255	572
Transbank S.A. (*)	25.00	25.00	25.00	37,355	32,736	27,732	4,638	5,007	6,508
Centro de Compensación Automatizado S.A.	33.33	33.33	33.33	6,785	4,863	5,172	1,875	1,689	1,567
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	29.29	2,907	2,615	1,949	485	505	442
Cámara de Compensación de Alto Valor S.A.	13.72	15.00	15.00	1,194	1,199	1,110	133	88	140
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00	1,434	4,285	3,169	557	726	804
Servicios de Infraestructura de Mercado OTC S.A.	12.48	12.48	12.48	1,925	1,824	1,682	152	134	109
Subtotal				56,317	51,690	44,614	8,421	8,404	10,142
Shares or rights in other companies
Stock Exchanges				3,451	3,575	1,964	109	349	168
Others				17	19	8	3	10	-
Subtotal				3,468	3,594	1,972	112	359	168
Result from sale of companies shares
Domestic companies							1,903	-	-
Subtotal							1,903	-	-

Total				59,785	55,284	46,586	10,436	8,763	10,310
(*)In December 2022, the Bank reclassified its participation in Redbanc S.A. and Transbank S.A. as Investment in associates, after its prior decision to classify them as “Non-current assets held for sale and discontinued operations”, due to lack of buyers. See Note 1 v) and Note 39.
a.Equity instruments at fair value through other comprehensive income
As described in Note 1 g), the Bank has elected to measure equity instruments at FVOCI and thus present changes in the fair value in OCI. Those equity investment are considered “strategic investments”, are not held for trading and are not material.
Dividends are recognised in the income statements under “Income from investments in associates and other companies”.
The fair value of these equity investments is as follows:

	December 31,
	2024	2023
	MCh$	MCh$
Stock exchange	3,451	3,575
Others	17	19
Total	3,468	3,594

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 09 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued
b.Summary of financial information of associates as of and for the years ended December 31, 2024, 2023 and 2022:

	As of December 31,
	2024				2023				2022
	Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Redbanc S.A.	29,404	15,293	12,372	1,739	27,330	14,862	11,712	756	30,518	19,150	9,657	1,711
Transbank S.A.	1,503,575	1,354,156	137,956	11,463	1,409,045	1,278,102	111,143	19,800	14,982,071	13,872,786	848,977	260,308
Centro de Compensación Automatizado S.A.	23,420	3,628	14,167	5,625	17,362	3,280	9,024	5,058	19,342	4,295	10,345	4,702
Sociedad Interbancaria de Depósito de Valores S.A.	9,927	1	8,269	1,657	8,938	525	6,695	1,718	7,717	463	5,746	1,508
Cámara de Compensación de Alto Valor S.A.	9,794	1,338	7,489	967	9,167	1,343	7,252	572	8,357	1004	6,423	930
Administrador Financiero del Transantiago S.A.	57,628	47,677	7,164	2,787	67,582	47,241	16,725	3,616	60,738	40,113	16,604	4,021
Servicios de Infraestructura de Mercado OTC S.A.	15,910	852	13,837	1,221	32,888	18,578	13,250	1060	16,631	3,418	13,210	3
Total	1,649,658	1,422,945	201,254	25,459	1,572,312	1,363,931	175,801	32,580	15,125,374	13,941,229	910,962	273,183
c.Restrictions over the ability of associated companies to transfer funds to investors
There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends, refund of loans, or advance payments to the Bank.
d.Activity with respect to investments in other companies in 2024, 2024 and 2023 is as follows:

	As of December 31,
	2024	2023	2022
	MCh$	MCh$	MCh$
Opening balance as of January 1,	55,284	46,586	37,694
Acquisition of investments	-	-	-
Sale of investments	(106)	-	-
Participation in income	8,421	8,404	10,310
Dividends received	(966)	(2,944)	526
Other adjustments	(2,848)	3,238	(1,944)
Closing balances as of December 31,	59,785	55,284	46,586

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 10 - INTANGIBLE ASSETS
As of December 31, 2024 and 2023, the composition of intangible assets is as follows:

			As of December 31, 2024
	Average remaining useful life	Net opening balance as of January 1, 2024	Gross balance	Accumulated amortisation	Net balance
		MCh$	MCh$	MCh$	MCh$
Software development	2	97,551	430,867	(342,198)	88,669
Total		97,551	430,867	(342,198)	88,669

			As of December 31, 2023
	Average remaining useful life	Net opening balance as of January 1, 2023	Gross balance	Accumulated amortisation	Net balance
		MCh$	MCh$	MCh$	MCh$
Software development	2	107,789	378,800	(281,249)	97,551
Total		107,789	378,800	(281,249)	97,551
The changes in the value of intangible assets during the periods ended December 31, 2024 and December 31, 2023 is as follows:
i.Gross balance

Gross balances	Software development
MCh$
Balances as of January 1, 2023	378,800
Acquisitions	44,559
Disposals and impairment	—
Other	7,508
Balances as of December 31, 2024	430,867

Balances as of January 1, 2022	351,309
Acquisitions	45,067
Disposals and impairment	(5,415)
Other	(12,161)
Balances as of December 31, 2023	378,800

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 10 - INTANGIBLE ASSETS. continued
ii.Accumulated amortisation

Accumulated amortisation	Software development
MCh$
Balances as of January 1, 2024	(281,249)
Year’s amortisation	(52,982)
Disposals	—
Impairment	—
Other changes	(7,967)
Balances as of December 31, 2024	(342,198)

Balances as of January 1, 2022	(243,520)
Year’s amortization	(53,393)
Disposal	5,415
Impairment	(1,912)
Other changes	12,161
Balances as of December 31, 2023	(281,249)
The Bank has no restriction on intangible assets as of December 31, 2024 and 2023. Additionally, intangible assets have not been pledged as guarantee for fulfillment of financial liabilities, and the Bank has no debt related to Intangible assets as of those dates.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 11 - FIXED ASSETS
As of December 31, 2024 and 2023, the composition of property, plant, and equipment balances is as follows:

		As of December 31, 2024
	Net opening balance as of January 1, 2024	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Buildings	145,618	327,607	(185,493)	142,114
Land	14,631	14,020	-	14,020
Equipment	67,751	371,128	(299,973)	71,155
Other	23,823	100,972	(76,415)	24,557
Total	251,823	813,727	(561,881)	251,846

		As of December 31, 2023
	Net opening balance as of January 1, 2023	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Buildings	145,800	318,881	(173,263)	145,618
Land	15,021	14,631	-	14,631
Equipment	48,278	343,038	(275,287)	67,751
Other	28,996	99,732	(75,909)	23,823
Total	238,095	776,282	(524,459)	251,823
The changes in the value of property, plant, and equipment as of December 31, 2024 and 2023 is as follows:
i.Gross balance

2024	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2024	318,881	14,631	343,038	99,732	776,282
Additions	26,515	-	29,404	7,242	63,161
Disposals	(8,967)	(493)	(10,446)	(4,389)	(24,295)
Impairment due to damage	(1,041)	-	-	-	(1,041)
Other	(7,781)	(118)	9,132	(1,613)	(380)
Balances as of December 31, 2024	327,607	14,020	371,128	100,972	813,727

2023	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2023	311,363	15,021	296,022	99,536	721,942
Additions	31,574	-	25,697	17,155	74,426
Disposals	(14,746)	(390)	(1,440)	(3,510)	(20,086)
Impairment due to damage	-	-	-	-	-
Other	(9,310)	-	22,759	(13,449)	-
Balances as of December 31, 2023	318,881	14,631	343,038	99,732	776,282

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 11 - FIXED ASSETS, continued
ii.Accumulated depreciation

2024	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2024	(173,263)	-	(275,287)	(75,909)	(524,459)
Depreciation charges in the period	(20,334)	-	(35,154)	(5,153)	(60,641)
Sales and disposals in the period	9,443	-	9,072	4,640	23,155
Other	(1,339)	-	1,396	7	64
Balances as of December 31, 2024	(185,493)	-	(299,973)	(76,415)	(561,881)

2023	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2023	(165,563)	-	(247,744)	(70,540)	(483,847)
Depreciation charges in the period	(21,603)	-	(28,674)	(8,778)	(59,055)
Sales and disposals in the period	13,903	-	1,131	3,409	18,443
Other	-	-	-	-	-
Balances as of December 31, 2023	(173,263)	-	(275,287)	(75,909)	(524,459)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 12 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS
The composition of the right of use assets as of December 31, 2024 and 2023 is as follows:

		As of December 31, 2024
2024	Opening balances as of January 1, 2024	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Land and building	100,449	189,234	(128,442)	60,792
Other	-	-	-	-
Total	100,449	189,234	(128,442)	60,792

		As of December 31, 2023
2023	Opening balances as of January 1, 2023	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Land and building	133,795	215,411	(114,962)	100,449
Other	-	-	-	-
Total	133,795	215,411	(114,962)	100,449
The movement of the right of use assets under lease during the 2024 and 2023 period, is as follows:
i.Gross balance

2024	Land and building	Other	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2024	215,411	-	215,411
Additions	8,507	-	8,507
Disposals	(35,049)	-	(35,049)
Impairment	365	-	365
Other	-	-	-
Balances as of December 31, 2024	189,234	-	189,234

2023	Land and building	Other	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2023	231,603	-	231,603
Additions	11,720	-	11,720
Disposals	(27,912)	-	(27,912)
Impairment	-	-	-
Other	-		-
Balances as of December 31, 2023	215,411	-	215,411

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 12 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS, continued
ii.Accumulated amortisation

2024	Land and building	Other	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2024	(114,962)	-	(114,962)
Amortisation for the period	(27,812)	-	(27,812)
Sales and disposals during the period	14,520	-	14,520
Transfers	(188)	-	(188)
Others	-	-	-
Balances as of December 31, 2024	(128,442)	-	(128,442)

2023	Land and building	Other	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2023	(97,808)	-	(97,808)
Amortisation for the period	(31,314)	-	(31,314)
Sales and disposals during the period	14,160	-	14,160
Transfers	-	-	-
Others	-	-	-
Balances as of December 31, 2023	(114,962)	-	(114,962)
a.Lease liability
As of December 31, 2024 and 2023, the composition of lease liability balances are composed as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Lease liability	66,882	104,516
Total	66,882	104,516
b.Expenses associated with assets for the right of use leased assets and lease liability

	As of December 31,
	2024	2023
	MCh$	MCh$
Depreciation	(27,812)	(31,314)
Interests	(7,617)	(3,601)
Short term lease	(18,558)	(9,712)
Total	(53,987)	(44,627)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 12 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS, continued
c.As of December 31, 2023 and 2022, the maturity level of the lease liability, according to their contractual maturity is as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Due within 1 year	12,685	20,716
Due after 1 year but within 2 years	13,483	19,696
Due after 2 years but within 3 years	10,727	17,750
Due after 3 years but within 4 years	8,361	12,949
Due after 4 years but within 5 years	7,222	9,964
Due after 5 years	14,404	23,441
Total	66,882	104,516
d.Operational leases – lessor
As of December 31, 2024 and 2023, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Due within 1 year	1,246	1,012
Due after 1 year but within 2 years	2,031	1,874
Due after 2 years but within 3 years	1,134	787
Due after 3 years but within 4 years	870	736
Due after 4 years but within 5 years	765	522
Due after 5 years	3,293	852
Total	9,339	5,783
e.As of December 31, 2024 and 2023, the Bank has no financial leases which cannot be unilaterally rescinded.
f.The Bank has no restriction on property, plant and equipment as of December 31, 2024 and 2023. Additionally, the property, plant and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 13 - CURRENT AND DEFERRED TAXES
a.Current taxes
As of December 31, 2024 and 2023, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Summary of current tax liabilities (assets)
Current tax (assets)	(60)	(146)
Current tax liabilities	48,548	163,878

Total tax payable (recoverable)	48,488	163,732

(Assets) liabilities current taxes detail (net)
Income tax, tax rate	241,640	256,257
Minus:
Provisional monthly payments	(191,294)	(89,631)
Credit for training expenses	(2,263)	(2,242)
Grant credits	(465)	(1,371)
Other	870	719
Total tax payable (recoverable)	48,488	163,732
b.Effect on income
The effect of income tax expense on income for the years ended December 31, 2024, 2023 and 2022 is comprised of the following items:

	As of December 31,
	2024	2023	2022
	MCh$	MCh$	MCh$
Income tax expense
Current tax	243,136	238,875	139,961
Credits (debits) for deferred taxes
Origination and reversal of temporary differences	12,659	(131,195)	(52,181)
Valuation provision
Subtotals	255,795	107,680	87,780
Tax for rejected expenses (Article No21)	394	379	236
Other	(36,444)	(10,511)	5,608
Net charges for income tax expense	219,745	97,548	93,624

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 13 - CURRENT AND DEFERRED TAXES, continued
c.Effective tax rate reconciliation
The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2024, 2024 and 2023, is as follows:

	For the year ended,
	2024		2023		2022
	Tax rate	Amount	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$	%	MCh$
Tax calculated over profit before tax	27.00	291,491	27.00	186,674	27.00	238,415
Price level restatement for tax purposes (1)	(9.84)	(106,221)	(12.19)	(84,289)	(18.70)	(165,164)
Single penalty tax (rejected expenses)	0.04	394	(0.12)	379	0.03	236
Other	3.16	34,081	(0.12)	(5,216)	2.28	20,137
Effective tax rates and expenses for income tax	20.35	219,745	14.57	97,548	10.60	93,624
(1)Mainly corresponds to the permanent differences originated from the Tax Capital Monetary Correction and the effect of the bonds received under article 104 of the Tax Law.
d.Effect of deferred taxes on comprehensive income
Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the years ended December 31, 2024 and 2023:

	As of December 31,
	2024	2023
	MCh$	MCh$
Deferred tax assets
Debt instruments at FVOCI	19,158	30,150
Cash flow hedges	21,006	24,599
Total deferred tax assets recognised through other comprehensive income	40,164	54,749

Deferred tax liabilities
Debt instruments at FVOCI	(1,025)	(5,919)
Cash flow hedges	—	(47,391)
Total deferred tax liabilities recognised through other comprehensive income	(1,025)	(53,310)

Net deferred tax balances in equity	39,139	1,439
Deferred taxes in equity attributable to shareholders of the Bank	39,639	1,938
Deferred tax in equity attributable to non-controlling interests	(500)	(499)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 13 - CURRENT AND DEFERRED TAXES, continued
e.Effect of deferred taxes on income
As of December 31, 2024 and 2023, the Bank has recorded effects for deferred taxes in the financial statements:

	As of December 31,
	2024	2023
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	22,854	19,679
Extraordinary charge-offs	43,585	38,421
Assets received in lieu of payment	-	53
Property, plant and equipment valuation	5,222	6,426
Allowance for loan losses	245,571	219,226
Provision for expenses	81,310	77,149
Derivatives	290	275
Leased assets	75,092	106,230
Subsidiaries tax losses	608	1,108
Right of use assets	18,058	27,761
Others	-	2,398
Total deferred tax assets	492,590	498,726

Deferred tax liabilities
Valuation of investments	(9,612)	(473)
Prepaid expenses	(29,799)	(3,829)
Assets received in lieu of payment	(676)	-
Derivatives	(94,003)	(127,080)
Lease obligations	(16,903)	(27,433)
Exchange rate adjustments	(6,093)	(5,384)
Other	(14,063)	(427)
Total deferred tax liabilities	(171,149)	(164,626)
f.Summary of deferred tax assets and liabilities
Below is a summary of the deferred taxes impact on equity and income:

	As of December 31,
	2024	2023
	MCh$	MCh$
Deferred tax assets
Recognised through other comprehensive income	40,164	54,749
Recognised through profit or loss	492,590	498,726
Total deferred tax assets	532,754	553,475

Deferred tax liabilities
Recognised through other comprehensive income	(1,025)	(53,310)
Recognised through profit or loss	(171,149)	(164,626)
Total deferred tax liabilities	(172,174)	(217,936)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 13 - CURRENT AND DEFERRED TAXES, continued
g.Tax presentation in financial statements
Below is a summary of the deferred taxes and current taxes in financial statements :

	As of December 31,
	2024	2023
	MCh$	MCh$
Deferred taxes
Deferred tax assets before reclassifying	532,754	553,475
Reclassifying (netting)	(171,498)	(214,389)
Deferred tax asset after reclassifying	361,256	339,086

Deferred tax liabilities before reclassifying	(172,174)	(217,936)
Reclassifying (netting)	171,498	214,389
Deferred tax liabilities after reclassifying	(676)	(3,547)

Current taxes
Current tax asset before reclassifying	194,118	93,605
Reclassifying (netting)	(194,058)	(93,459)
Current tax asset after reclassifying	60	146

Current tax liabilities before reclassifying	(242,606)	(257,337)
Reclassifying (netting)	194,058	93,459
Current tax liabilities after reclassifying	(48,548)	(163,878)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 14 - OTHER ASSETS
Other Assets includes the following:

	As of December 31,
	2024	2023
	MCh$	MCh$
Assets available to be granted under the financial leasing agreements	43,095	20,988
Guarantee deposits (margin accounts) (1)	1,847,101	2,238,900
Gold investments	1121	819
VAT credit	15,305	55,614
Prepaid expenses (2)	84,311	169,603
Valuation adjustments by macro hedge (3)	155,587	160,370
Pension plan assets	969	233
Accounts and notes receivable	209,710	199,746
Brokerage dealer and simultaneous transactions	18,622	33,260
Other cash submitted guarantess	19908	2
In-progress operation	27,009	13,453
Other assets (4)	113,037	153,619
Total	2,535,775	3,046,607
(1)Guarantee deposits (margin accounts) correspond to collateral associated to derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.
(2)Under this item, the Bank has recorded prepaid expense related to the Santander LATAM Pass programme, which is consumed on a monthly basis in accordance with the client use of Bank’s transactional products and therefore the Bank assigned the respective LATAM Pass miles (loyalty program managed by LATAM Airlines Group S.A.).
(3)Net assets and liabilities fair value valuation subject to macro hedges. See Note 7.
(4)Other assets mainly include settlement of derivatives and other financial transactions.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 15 - NON CURRENT ASSETS AND DISPOSAL GROUPS FOR SALE
The non-current assets held for sales is as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Assets received or awarded in lieu of payment
Assets received in lieu of payment	22,437	16,852
Assets awarded at judicial sale	41,134	25,637
Provision on assets received in lieu of payment or awarded	–	(26)
Subtotal	63,571	42,463
Non current assets held for sale
Assets recovered from leasing for sale	8,058	8,982
Subtotal	8,058	8,982

Total	71,629	51,445

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

	As of December 31,
	2024	2023
	MCh$	MCh$
Financial derivative contracts
Forwards	1,151,921	1,258,352
Swaps	10,995,608	8,255,283
Call Options	5,530	2,726
Put Options	1,965	5,214
Total	12,155,024	9,521,575

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 16 - FINANCIAL LIABILITIES FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued
As of December 31, 2024 and 2023 the Bank holds the following portfolio of financial liabilities derivative contracts:

	As of December 31, 2024
	Notional amount
	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	-	11,564,755	9,439,120	14,191,034	10,403,238	1,680,685	1,598,835	48,877,667	1,151,921
Interest rate swaps	-	16,536,773	12,505,389	16,690,413	18,464,156	9,887,330	16,615,159	90,699,220	1,565,539
Cross currency swaps	-	1,325,472	2,195,962	8,993,722	19,955,223	11,501,296	19,704,815	63,676,490	9,430,069
Call currency options	-	81,510	143,946	58,826	-	-	-	284,282	5,530
Put currency options	-	248,733	106,519	138,505	8,921	-	-	502,678	1,965
Total	-	29,757,243	24,390,936	40,072,500	48,831,538	23,069,311	37,918,809	204,040,337	12,155,024

	As of December 31, 2023
	Notional amount
	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	-	15,424,586	11,104,328	15,247,865	3,947,215	1,408,304	2,072,624	49,204,922	1,258,352
Interest rate swaps	-	5,149,926	15,399,286	19,835,190	18,565,396	7,666,659	11,349,882	77,966,339	1,940,320
Cross currency swaps	-	1,915,707	4,813,848	22,440,782	48,295,676	20,620,952	44,005,979	142,092,944	6,314,963
Call currency options	-	192,051	81,368	10,799	-	-	-	284,218	2,726
Put currency options	-	6,518	147,329	157,779	36,650	-	-	348,276	5,214
Total	-	22,688,788	31,546,159	57,692,415	70,844,937	29,695,915	57,428,485	269,896,699	9,521,575

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST

	As of December 31,
	2024	2023
	MCh$	MCh$
Deposits and other demand liabilities
Checking accounts	11,898,457	11,014,748
Demand accounts	450,202	500,723
Other demand deposits	430,519	352,865
Obligation related to payments cards provision	35,196	1,007
Other demand liabilities	1,446,235	1,668,483
Subtotal	14,260,609	13,537,826
Time deposits and other time liabilities
Time deposits	16,867,607	15,939,325
Time savings account	221,973	189,757
Other time liabilities	9,045	8,860
Subtotal	17,098,625	16,137,942
Obligations under repurchase agreements
Operation with foreign banks	–	–
Operation with other Chilean entities	276,588	282,584
Subtotal	276,588	282,584
Interbank borrowings
Loans from chilean financial institutions	52,311	46,218
Loans from foreign financial institutions	4,285,636	4,271,414
Loans from Chilean Central Bank	–	6,048,867
Subtotal	4,337,947	10,366,499
Issue debt instruments
Mortgage finance bonds	220	1,229
Senior bonds	8,067,274	7,925,385
Mortgage bond	65,781	74,431
Subtotal	8,133,275	8,001,045
Other financial liabilities
Other domestic obligations	200,337	296,273
Foreign obligations	204	–
Subtotal	200,541	296,273

Total	44,307,585	48,622,169

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued
a.Obligations under from repurchase agreements
The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2024 and 2023, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2024				2023
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Treasury bonds and notes	276,588	-	-	276,588	282,410	101	-	282,511
Subtotal	276,588	-	-	276,588	282,410	101	-	282,511
Other Chilean debt financial securities
Chilean Bank debt financial instruments	-	-	-	-	73	-	-	73
Subtotal	-	-	-	-	73	-	-	73
Foreign financial debt securities
Other foreign debt financial instruments	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	276,588	-	-	276,588	282,483	101	-	282,584

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued
b.Interbank borrowings
As of December 31, 2024 and 2023 the Interbank borrowings are as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Loans from Chilean Central Bank
Other liabilities with Chilean Central Bank	-	6,048,867
Subtotal	-	6,048,867
Loans from chilean financial institutions
Commercial interbank loans	52,311	46,218
Subtotal	52,311	46,218
Loans from foreign financial institutions
State Bank Of India	776,749	693,432
Wells Fargo Bank NA	538,546	497,833
Hong Kong and Shanghai Banking	397,288	126,075
Citibank N.A.	385,461	378,760
International Finance Corporate	296,139	173,417
Sumitomo Mitsui Banking Corporation	249,618	451,646
The Bank Of New York Mellon	220,051	222,953
Bank of America	179,688	362,876
Standard Chartered Bank	161,666	318,573
Commerzbank Ag	151,921	170,966
Banco Bilbao Vizcaya Argentaria	150,848	88,060
Zurcher Kantonalbank	148,656	132,363
Caixabank Sa	127,882	-
Saudi National Bank	103,009	87,550
Corporacion Andina De Fomento	101,000	44,674
Banco Santander Hong Kong	55,982	9,641
Jpmorgan Chase Bank National A	52,224	-
Bnp Paribas Sa	51,235	-
Lloyds Bank Plc	30,087	-
Banco Santander Singapur	29,132	22,309
Abanca Corporacion Bancaria S.A.	25,351	8,791
Bank Of Baroda	19,900	70,521
Dz Bank Ag Deutsche Zentralgen	14,918	-
Instituto De Credito Oficial	5,519	-
Dresdner Bank Frankfurt	3,243	-
Agricultural Bank Of China	3,034	1,015
Bank Of China	1,738	1,264
Banco De La Provincia De Bueno	865	-
Industrial And Commercial Bank	471	144
Mufg Bank, Ltd.	460	-
Cassa Di Risparmio Di Parma E	414	174
China Merchants Bank	300	182
Kbc Bank Nv	274	-
Itau Unibanco S/A	262	-
Banco Santander Central Hispano	209	1,734
Turkiye Garanti Bankasi	187	70
Continued…

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

	As of December 31,
Continued...	2024	2023
	MCh$	MCh$
Loans from foreign financial institutions, continued
Korea Exchange Bank	171	2,416
Wachovia Bank Na	163	266
Bank Of Communications,Co. Ltd	157	71
The Industrial And Commercial	152	121
Shinhan Bank	139	27
Bank For Investment And Devel	134	-
Finansbank A.S.	90	38
China Construction Bank	75	298
Hua Nan Commercial Bank, Ltd.	71	211
Arab Bank Plc	40	-
Intesa Sanpaolo Spa	30	-
Icici Bank Limited	28	166
National Bank Of Greece S.A. ,	21	-
Unicredit Bulbank Ad	18	-
Deutsche Bank Ag	18	-
Santander Madrid Rrhh Convenio Social	2	-
The Toronto Dominion Bank	-	136,525
Barclays Bank Plc London	-	134,625
Bayerische Landesbank Ag Munic	-	70,242
Bank Of Montreal	-	49,945
Taishin International Bank Co.	-	8,740
Bank of Tokio Mitsubishi	-	443
Komercni Banka A.S.	-	392
Australian And New Zeland Banking Group Ltd.	-	354
Banca Intesa S.P.A.	-	282
Banco Do Brasil	-	281
Bbva Bancomer	-	225
Bangkok Bank Public Company Limited	-	219
E. Sun Commercial Bank Ltd. ,	-	121
Banco De Sabadell, S.A.	-	107
Rhb Bank Berhad	-	61
Export-Import Bank Of Thailand	-	56
Banco Rio De La Plata S.A.	-	50
Bank Of India	-	47
Citic Industrial Bank	-	37
Yapi Ve Kredi Bankasi A.S.	-	21
Svenka Handelsbanken Estocolmo	-	4
Subtotal	4,285,636	4,271,414

Total	4,337,947	10,366,499

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued
i.Loans from the Chilean Central Bank
As part of the measures to address the Covid-19 pandemic, the Chilean Central Bank provided a Credit Facility Conditional on Increased Loans (FCIC) and a Liquidity Credit Line (LCL), with the objective that Chilean banks provide credit financing to households, SMEs and companies during the economic crisis generated by the pandemic.
These facilities expired in April and July 2024, for more information see note No. 02.
The loans balances from the Chilean Central Bank by maturity are as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Due within 1 year	-	6,048,867
Due within 1 and 2 year	-	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-
Total loans from Chilean Central Bank	-	6,048,867
ii.Loans from Chilean financial institutions
These obligations’ maturities are as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Due within 1 year	12,311	46,218
Due within 1 and 2 year	40,000	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-
Total loans from Chilean financial institutions	52,311	46,218
iii.Foreign obligations

	As of December 31,
	2024	2023
	MCh$	MCh$
Due within 1 year	3,353,155	3,793,613
Due within 1 and 2 year	630,918	304,384
Due within 2 and 3 year	197,765	-
Due within 3 and 4 year	-	173,417
Due after 5 years	103,798	-
Total loans from foreign financial institutions	4,285,636	4,271,414

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued
c.Issued debt instruments
Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current, The Bank’s debts, both current and non-current, are summarised below:

	As of December 31, 2024			As of December 31, 2023
	Current	Non-current	Total	Current	Non-current	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Mortgage finance bonds	213	7	220	975	254	1,229
Senior bonds	2,646,294	5,420,980	8,067,274	1,849,062	6,076,323	7,925,385
Mortgage bond	-	65,781	65,781	-	74,431	74,431
Issued debt instruments	2,646,507	5,486,768	8,133,275	1,850,037	6,151,008	8,001,045

Other financial liabilities	200,541	-	200,541	296,095	178	296,273

Total	2,847,048	5,486,768	8,333,816	2,146,132	6,151,186	8,297,318
i.Mortgage finance bonds
These bonds are used to finance mortgage loans. Their principal amounts are amortised on a quarterly basis. The range of maturities of these bonds is between five and twenty years, Loans are indexed to UF and create a yearly interest yield of 5.18% as of December 31, 2024 (5.23% as of December 31, 2023).

	As of December 31,
	2024	2023
	MCh$	MCh$
Due within 1 year	213	975
Due after 1 year but within 2 years	7	254
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	-	-
Due after 5 years	-	-
Total mortgage finance bonds	220	1,229
ii.Senior bonds
The following table shows senior bonds by currency:

	As of December 31,
	2024	2023
	MCh$	MCh$
Santander bonds in UF	3,830,030	3,632,979
Santander bonds in USD	1,971,887	2,424,045
Santander bonds in CHF	866,942	637,203
Santander bonds in Ch$	827,738	619,386
Santander bonds in AUD	93,244	116,515
Current bonds in JPY	296,831	323,922
Santander bonds in EUR	180,602	171,335
Total senior bonds	8,067,274	7,925,385

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued
1.Placement of senior bonds
In 2024, the Bank issued bonds for UF 21,302,000, CLP 145,550,000,000 and CHF 225,000,000, detailed as follows:

Series	Currency	Amount	Term (years)	Issuance rate (% annual)	Issuance date	Placement date	Maturity date
AA13	UF	1,795,000	6 years	0.03	09-01-2023	01-03-2024	09-01-2029
AA14	UF	4,567,000	5 years	0.03	12-01-2023	02-07-2024	12-01-2028
W3	UF	3,160,000	7.5 years	0.02	12-01-2018	01-04-2024	06-01-2026
AA15	UF	1,615,000	4 years	0.03	10-01-2023	05-09-2024	11-01-2030
AA16	UF	3,000,000	2.5 years	0.03	04-01-2024	07-05-2024	10-01-2026
T21	UF	2,165,000	7.5 years	2.75	06-01-2022	07-08-2024	12-01-2029
T19	UF	5,000,000	11 years	2.65	08-01-2022	10-17-2024	08-01-2033
Total UF		21,302,000
AA7	CLP	7,350,000,000	3.5 years	0.07	02-24-2023	01-04-2024	08-01-2026
AA10	CLP	25,000,000,000	3 years	0.07	03-01-2023	03-25-2024	03-01-2026
AA8	CLP	67,500,000,000	4.5 years	0.07	03-01-2023	01-05-2024	09-01-2027
AA2	CLP	4,000,000,000	6.5 years	0.06	12-01-2022	01-11-2024	06-01-2029
AA9	CLP	41,700,000,000	8 years	0.06	11-01-2022	01-05-2024	11-01-2030
Total CLP		145,550,000,000
Bonos CHF	CHF	225,000,000	3 years	0.02	01-11-2024	01-25-2024	01-25-2027
Total CHF		225,000,000
In 2023, the Bank issued bonds for UF 7,719,000, CLP 424,400,000,000, USD 30,000,000 and JPY 25,500,000,000, detailed as follows:

Series	Currency	Amount	Term (years)	Issuance rate (% annual)	Issuance date	Placement date	Maturity date
W3	UF	2,724,000	7.5 years	1.60	12-01-2018	02-21-2023	06-01-2026
W5	UF	3,790,000	9 years	1.80	03-01-2019	01-19-2023	03-01-2028
AA13	UF	1,205,000	6 years	3.40	09-01-2023	11-23-2023	09-01-2029
Total UF		7,719,000
U7	CLP	3,000,000,000	5.5 years	7.00	03-01-2022	02-24-2023	09-01-2027
T18	CLP	75,000,000,000	5.5 years	7.50	06-01-2022	01-09-2023	12-01-2027
AA7	CLP	67,650,000,000	3.5 years	6.80	02-24-2023	02-24-2023	08-01-2026
AA1	CLP	100,000,000,000	6 years	6.60	03-13-2023	03-13-2023	12-01-2028
AA3	CLP	100,000,000,000	8 years	6.20	03-16-2023	03-16-2023	09-01-2030
AA10	CLP	25,000,000,000	3 years	7.10	03-01-2023	06-09-2023	03-01-2026
AA8	CLP	32,500,000,000	4.5 years	6.70	03-01-2023	06-13-2023	09-01-2027
AA2	CLP	18,250,000,000	6.5 years	6.20	12-01-2022	12-05-2023	06-01-2029
AA9	CLP	3,000,000,000	8 years	6.30	11-01-2022	12-20-2023	11-01-2030
Total CLP		424,400,000,000
Bono USD	USD	30,000,000	1 year	5.84	04-12-2023	04-19-2023	04-19-2024
Total USD		30,000,000
Bono JPY	JPY	10,500,000,000	1 year	0.60	04-24-2023	04-28-2023	04-28-2024
Bono JPY	JPY	7,000,000,000	2 years	0.78	05-24-2023	05-30-2023	05-30-2025
Bono JPY	JPY	8,000,000,000	2 years	0.78	10-20-2023	10-27-2023	10-27-2025
Total JPY		25,500,000,000

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued
2.Repurchase of senior bonds
During 2024, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
January 2024	Senior	CLP	1,270,000,000
January 2024	Senior	UF	2,137,000
January 2024	Senior	USD	18,368,000
March 2024	Senior	CLP	310,000,000
March 2024	Senior	JPY	10,500,000,000
March 2024	Senior	UF	932,000
June 2024	Senior	UF	216,000
October 2024	Senior	UF	4,365,000
Noviembre 2024	Senior	USD	4,938,000
During 2023, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
January 2023	Senior	UF	13,100
January 2023	Senior	UF	44,000
January 2023	Senior	UF	45,000
April 2023	Senior	UF	80,000
April 2023	Senior	UF	30,000
May 2023	Senior	CLP	91,000,000,000
July 2023	Senior	UF	50,000
December 2023	Senior	UF	73,000
December 2023	Senior	UF	1,000
3.The maturities of senior bonds are as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Due within 1 year	2,646,294	1,849,062
Due after 1 year but within 2 years	1,329,369	1,577,424
Due after 2 year but within 3 years	991,289	1,395,929
Due after 3 year but within 4 years	600,858	559,331
Due after 4 year but within 5 years	530,873	573,349
Due after 5 years	1,968,591	1,970,290
Total senior bonds	8,067,274	7,925,385
iii.Mortgage bonds
Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Mortgage bonds in UF	65,781	74,431
Total mortgage bonds	65,781	74,431

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued
1.Allocation of mortgage bonds
During 2024 and 2023, the Bank has not placed any mortgage bonds.
2.The maturities of Mortgage bonds are as follows

	As of December 31,
	2024	2023
	MCh$	MCh$
Due within 1 year	-	-
Due after 1 year but within 2 years	-	13,997
Due after 2 year but within 3 years	-	14,398
Due after 3 year but within 4 years	36,950	14,812
Due after 4 year but within 5 years	-	15,240
Due after 5 years	28,831	15,984
Total Mortgage bonds	65,781	74,431

d.Other financial liabilities
The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,
	2024	2023
	MCh$	MCh$
Non-current portion
Due after 1 year but within 2 years	-	78
Due after 2 year but within 3 years	-	86
Due after 3 year but within 4 years	-	14
Due after 4 year but within 5 years	-	-
Due after 5 years	-	-
Non-current portion subtotal	-	178
Current portion
Amounts due to credit card operators	198,633	171,529
Acceptance of letters of credit	204	-
Other long-term financial obligations, short-term portion	1,704	124,566
Current portion subtotal	200,541	296,095

Total other financial liabilities	200,541	296,273

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 18 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS
As of December 31, 2024 and 2023, the Bank’s subordinated bonds classified as current and non-current are summarised below:

	As of December 31,
	2024	2023
	MCh$	MCh$
Current portion	-	-
Non- current portion	1,910,697	1,813,938
Total subordinated bonds	1,910,697	1,813,938
Detail of the subordinated bonds per currency is as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Subordinated bonds denominated in USD	199,701	175,233
Subordinated bonds denominated in UF	1,710,996	1,638,705
Total subordinated bonds	1,910,697	1,813,938
i.Placement of subordinated bonds

	Currency	Placement amount	Interest rate	Plazo de emisión	Placement date	Maturity date
USTDW70320	UF	3,300,000	3.51%	6 years	01-07-2022	09-01-2028
ii.The Maturities of subordinated bonds

	As of December 31,
	2024	2023
	MCh$	MCh$
Due within 1 year	-	-
Due after 1 year but within 2 years	201,066	-
Due after 2 year but within 3 years	-	188,868
Due after 3 year but within 4 years	131,208	-
Due after 4 year but within 5 years	-	110,296
Due after 5 years	1,578,423	1,514,774
Total subordinated bonds	1,910,697	1,813,938
iii.Balances of subordinated bonds

	As of December 31,
	2024	2023
	MCh$	MCh$
Balances as of January 1,	1,813,938	1,733,869
New issues/placements	-	-
Accrued interest at effective interés rate	4,482	3,947
Readjustments accrued by UF or exchange rate	68,403	70,550
Others	23,874	5,572
Balances as of December 31,	1,910,697	1,813,938

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 19 - PROVISIONS AND CONTINGENT PROVISIONS
As of December 31, 2024 and 2023, the composition is as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Provisions for personnel salaries and expenses	73,543	81,907
Provisions for restructuring plans	4,325	–
Provisions for lawsuits and litigations	3,928	4,504
Provision for loyalty programmes	38	38
Provision for operational risks	5,108	2,993
Provision for other contingencies	35,030	19,391
Provisions for mandatory dividends	600,330	148,921
Provision for interest of perpetual bonds	5,811	5,112
Provisions for contingent loan	18,389	21,105
Total	746,502	283,971

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 19 - PROVISIONS AND CONTINGENT PROVISIONS, continued

a.Below is the activity regarding provisions during the years ended December 31, 2024, 2023 and 2022:

	Personnel salaries and expenses	Restructuring plans	Lawsuit and litigations	Loyalty programme	Operational risks	Contingencies	Mandatory Dividend	Interest of perpetual bonds	Contingent loan	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2024	81,907	-	4,504	38	2,993	19,391	148,921	5,112	21,105	283,971
Provisions established	64,377	20,508	4,750	-	2,493	20,893	798,892	26,033	43,292	981,238
Application of provisions	(72,541)	(16,183)	(3,159)	-	(378)	(5,254)	(347,483)	(25,334)	-	(470,332)
Provisions released	(200)	-	(2,252)	-	-	-	-	-	(46,688)	(49,140)
Other	-	-	85	-	-	-	-	-	680	765
Balances as of December 31, 2024	73,543	4,325	3,928	38	5,108	35,030	600,330	5,811	18,389	746,502
Balances as of January 1, 2023	99,424	-	5,533	38	5,149	63,232	237,683	4,966	44,997	461,022
Provisions established	72,090	-	556		1,254	2,133	148,921	15,157	67,403	307,514
Application of provisions	(72,840)	-	(1,585)		(3,410)	(45,974)	(237,683)	(15,011)		(376,503)
Provisions released	(15,474)	-	-	-	-	-	-	-	(91,269)	(106,743)
Other	(1,293)	-	-	-	-	-	-	-	(26)	(1,319)
Balances as of December 31, 2023	81,907	-	4,504	38	2,993	19,391	148,921	5,112	21,105	283,971
Balances as of January 1, 2022	109,001	-	3,035	38	1,578	52,205	252,740	4,995	40,357	463,949
Provisions established	121,779	-	2,963	-	4,053	24,365	237,683	30,523	110,211	531,577
Application of provisions	(132,340)	-	(465)	-	(482)	(13,338)	(252,740)	(30,552)	-	(429,917)
Provisions released	(1,748)	-	-	-	-	-	-	-	(105,687)	(107,435)
Other	2,732	-	-	-	-	-	-	-	116	2,848
Balances as of December 31, 2022	99,424	-	5,533	38	5,149	63,232	237,683	4,966	44,997	461,022

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 19 - PROVISIONS AND CONTINGENT PROVISIONS, continued

b.Provisions for personnel salaries and expenses includes:

	As of December 31,
	2024	2023
	MCh$	MCh$
Provision for short-term benefits	73,543	79,829
Provision for long-term benefits	–	1,450
Provision for senioruty compensation	–	585
Provision for other personnel benefits	–	43
Total	73,543	81,907
c.Provisions for contingent loan risk
Provision for contingent loan arise from contingent liabilities and loan commitments. ECL allowance related to contingent loan are included in ECL allowance in the income statements for the year. The contingent portfolio is presented in Note 24.
An analysis of changes in the corresponding ECL allowance as of December 31, 2024 and 2023 is as follows:

	December 31, 2024
	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2023	10,949	3,420	6,736	21,105
Transfer
Transfers from stage 1 to stage 2	(1,207)	6,180	-	4,973
Transfers from stage 1 to stage 3	(43)	-	685	642
Transfers from stage 2 to stage 3	-	(1,342)	5,586	4,244
Transfers from stage 2 to stage 1	1,058	(7,000)	-	(5,942)
Transfers from stage 3 to stage 2	-	4,447	(1,551)	2,896
Transfers from stage 3 to stage 1	-	-	-	-
Net changes of the exposure and modifications in credit risk	(2,498)	(1,362)	(5,669)	(9,529)
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2024	8,259	4,343	5,787	18,389

	December 31, 2023
	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2022	26,316	8,789	9,892	44,997
Transfer
Transfers from stage 1 to stage 2	(2,645)	5,559	-	2,914
Transfers from stage 1 to stage 3	(142)	-	1,241	1,099
Transfers from stage 2 to stage 3	-	(2,471)	7,507	5,036
Transfers from stage 2 to stage 1	1,858	(9,253)	-	(7,395)
Transfers from stage 3 to stage 2	-	2,187	(5,044)	(2,857)
Transfers from stage 3 to stage 1	3	-	(213)	(210)
Net changes of the exposure and modifications in credit risk	(14,442)	(1,389)	(6,647)	(22,478)
Write-off	-	-	-	-
Other adjustments	1	(2)	-	(1)
At December 31, 2023	10,949	3,420	6,736	21,105

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 20 - OTHER LIABILITIES
The other liabilities line item is as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Accounts and notes payable	323,010	312,882
Income received in advance	1,480	777
Macro-hedge valuation adjustment (1)	76,540	68,781
Guarantees received (margin accounts) (2)	1,832,345	1,081,226
Broker dealer and simultaneous transactions	24,130	36,819
Withholding VAT	28,140	44,861
Accounts payable insurance companies	7,072	7,869
In-progress operations	27,497	18,191
Deferred income	1,640	1,902
Other liabilities	91,056	110,346
Total	2,412,910	1,683,654
(1)Valuation balances of net assets and liabilities at market value subject to macro-hedging
(2)Guarantee deposits (margin accounts) correspond to collateral associated to derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 21 - EQUITY
a.Capital
As of December 31, 2024 and 2023 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$ 891,303 million. All shares have the same rights and have no preferences or restrictions.
The activity with respect to shares during 2024, 2024 and 2023 was as follows:

	SHARES
	As of December 31,
	2024	2023	2022
Issued as of January 1	188,446,126,794	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-	-
Issuance of outstanding shares	-	-	-
Stock options exercised	-	-	-
Issued as of December 31,	188,446,126,794	188,446,126,794	188,446,126,794
As of December 31, 2024, 2023 and 2022 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.
As of December 31, 2024, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46%
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	59,770,481,573	31.72%
The Bank of New York Mellon		10,622,438,071	10,622,438,071	5.64%
Bancos por cuenta de terceros	16,842,708,565	-	16,842,708,565	8.94%
AFP por cuentas de terceros	20,794,099,878	-	20,794,099,878	11.03%
Corredoras de bolsa por cuenta de terceros	5,276,952,871	-	5,276,952,871	2.80%
Otros accionistas minoritarios	8,316,926,141	-	8,316,926,141	4.41%
Total	177,823,688,723	10,622,438,071	188,446,126,794	100.00%
(*)American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.
As of December 31, 2023, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46%
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	59,770,481,573	31.72%
The Bank New York Mellon	-	12,799,964,871	12,799,964,871	6.79%
Banks on behalf of third parties	19,416,795,808	-	19,416,795,808	10.30%
Pension funds (AFP) on behalf of third parties	18,392,349,767	-	18,392,349,767	9.76%
Stock brokers on behalf of third parties	5,029,151,233	-	5,029,151,233	2.67%
Other minority holders	6,214,863,847	-	6,214,863,847	3.30%
Total	175,646,161,923	12,799,964,871	188,446,126,794	100.00%
(*)American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 21 - EQUITY, continued
As of December 31, 2022, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46%
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	59,770,481,573	31.72%
The Bank New York Mellon	-	19,845,850,871	19,845,850,871	10.53%
Banks on behalf of third parties	16,841,385,216	-	16,841,385,216	8.94%
Pension funds (AFP) on behalf of third parties	13,742,809,166	-	13,742,809,166	7.29%
Stock brokers on behalf of third parties	6,122,497,451	-	6,122,497,451	3.25%
Other minority holders	5,300,582,822	-	5,300,582,822	2.81%
Total	168,600,275,923	19,845,850,871	188,446,126,794	100.00%
(*)American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.
b.Dividends
The distribution of dividends is detailed in the Consolidated Statements of Changes in Equity.
c.As of December 31, 2024, 2023 and 2022 the basic and diluted earnings per share were as follows:

	As of December 31,
	2024	2023	2022
	MCh$	MCh$	MCh$

a) Basic earnings per share
Total attributable to the shareholders of the Bank	852,964	579,427	792,276
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	4.526	3.075	4.204
Basic earnings per share from continuing operations (in Ch$)	4.526	3.075	4.204
Basic earnings per share from discontinued operations (in Ch$)	-	-	-

b) Diluted earnings per share
Total attributable to the shareholders of the Bank	852,964	579,427	792,276
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	4.526	3.075	4.204
Diluted earnings per share from continuing operations (in Ch$)	4.526	3.075	4.204
Diluted earnings per share from discontinued operations (in Ch$)	-	-	-
As of December 31, 2023, 2022 and 2021 the Bank does not own instruments with dilutive effects.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 21 - EQUITY, continued
d.Other comprehensive income from available for sale investments and cash flow hedges:

	For the years ended December 31,
	2024	2023	2022
	MCh$	MCh$	MCh$
Debt instruments at FVOCI
As of January 1,	(89,748)	(109,392)	(112,223)
Gain (losses) on the re-measurement of debt instruments at FVOCI, before tax	67,968	145,257	23,004
Recycling from other comprehensive income to income for the year	-	-	-
Net realized gains	(45,381)	(125,613)	(20,173)
Subtotals	22,587	19,644	2,831
Total	(67,161)	(89,748)	(109,392)

Cash flow hedges
As of January 1,	84,416	(118,838)	(373,581)
Gains (losses) on the re-measurement of cash flow hedges, before tax	(126,880)	243,366	298,029
Recycling adjustments on cash flow hedges, before tax	(35,337)	(40,112)	(43,286)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-	-
Subtotals	(162,217)	203,254	254,743
Total	(77,801)	84,416	(118,838)

Other comprehensive income, before taxes	(144,962)	(5,332)	(228,230)

Income tax related to other comprehensive income components
Income tax relating to debt instruments at FVOCI	18,133	24,231	29,536
Income tax relating to cash flow hedges	21,006	(22,792)	32,086
Total	39,139	1,439	61,622

Other comprehensive income, net of tax	(105,823)	(3,893)	(166,608)
Attributable to:
Shareholders of the Bank	(107,174)	(5,242)	(167,147)
Non-controlling interest	1,351	1,349	539
The Bank expects that the results included in “Other comprehensive income” will be reclassified to profit or loss when the specific conditions have been met.
e.Other equity instruments issued other than capital
As of December 31, 2024 and 2023 the balance of the perpetual bonds was as follow:

	As of December 31,
	2024	2023
	MCh$	MCh$
Perpetual bond	693,382	608,721
Totals	693,382	608,721
The perpetual bonds were issued on October 2021.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 21 - EQUITY, continued
Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarised below:

	As of December 31, 2024			As of December 31, 2023
	Current	Non-current	Total	Current	Non-current	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Perpetual bonds	-	693,382	693,382	-	608,721	608,721
Total	-	693,382	693,382	-	608,721	608,721
The detail of perpetual bonds is as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
US$ Bonds	693,382	608,721
Total	693,382	608,721
The terms of the perpetual bonds were as follows:

Series	Currency	Amount	Terms (years)	Interest Rate (Annual)	Issuance date	Principal Amount USD	Maturity date
AT1 Bond	USD	700,000,000	-	4.63	10-21-2021	700,000,000	-
Total USD		700,000,000				700,000,000
During 2024 and 2023, no partial bond repurchases have been made.
The movement of the balance of regulatory capital financial instruments issued as of December 31, 2024 and 2023, is as follows:

	2024	2023	2022
	MCh$	MCh$	MCh$
Balances as of January 01,	608,721	590,247	598,136
New issuances		-	-
Accrued inflation adjustment due to UF	115,480	-	(7,889)
Other movements (discounts, hedges)	(30,819)	18,474	-
Balances as of December 31,	693,382	608,721	590,247

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 22 - NON-CONTROLLING INTEREST
The non-controlling interest included in the equity and the income from the Bank’s subsidiaries is summarised as follows:

				Other comprehensive income
As of December 31, 2024	Non- controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries
Santander Corredora de Seguros Limitada	0.25	51	5	-	-	-	5
Santander Corredores de Bolsa Limitada	49.00	29,595	2,036	3	(1)	2	2,038
Santander Asesorías Financieras Limitada	0.97	117	82	-	-	-	82
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	-	(975)	-	-	-	(975)
Santander Consumer Chile S.A.	49.00	62,353	4,932	-	-	-	4,932
Subtotal		92,117	6,080	3	(1)	2	6,082

Santander Gestión de Recaudación y Cobranzas Limitada	100.00	8,986	468	-	-	-	468
Bansa Santander S.A.	100.00	-	727	-	-	-	727
Multiplica Spa	100.00	2,026	(503)				(503)
PagoNXT Trade Chile SpA	100.00	1,265	114	-	-	-	114
Subtotal		12,277	806	-	-	-	806

Total		104,394	6,886	3	(1)	2	6,888

				Other comprehensive income
As of December 31, 2023	Non- controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries
Santander Corredora de Seguros Limitada	0.25	45	21	-	-	-	21
Santander Corredores de Bolsa Limitada	49.00	27,557	2,050	1,109	(299)	810	2,860
Santander Asesorías Financieras Limitada	0.97	35	31	-	-	-	31
Santander S.A. Sociedad Securitizadora	0.36	2	(1)	-	-	-	(1)
Klare Corredora de Seguros S.A.	49.90	(858)	(1,213)	-	-	-	(1,213)
Santander Consumer Chile S.A.	49.00	57,420	8,148	-	-	-	8,148
Subtotal		84,201	9,036	1,109	(299)	810	9,846

Santander Gestión de Recaudación y Cobranzas Limitada	100.00	8,518	1,530	-	-	-	1,530
Bansa Santander S.A.	100.00	28,336	4,087	-	-	-	4,087
Multiplica Spa	100.00	2,529	(682)	-	-	-	(682)
PagoNXT Trade Chile SpA	100.00	1,151	439				439
Subtotal		40,534	5,374	-	-	-	5,374

Total		124,735	14,410	1,109	(299)	810	15,220

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or conforming accounting policy adjustments:

	As of December 31,
	2024				2023				2022
	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	32,876	12,878	17,861	2,137	31,758	13,895	9,576	8,287	92,541	13,093	71,121	8,327
Santander Corredores de Bolsa Limitada	92,155	31,758	56,243	4,154	99,325	43,087	52,054	4,184	321,411	270,952	46,863	3,596
Santander Asesorias Financieras Limitada	15,295	3,205	3,582	8,508	5,023	1,442	354	3,227	60,640	2,725	53,082	4,833
Santander S.A. Sociedad Securitizadora	722	326	534	(138)	879	345	709	(175)	1,107	398	857	(148)
Klare Corredora de Seguros S.A.	—	—	1,955	(1,955)	1,891	3,610	713	(2,432)	2,153	1,440	3,272	(2,559)
Santander Consumer Chile S.A.	1,049,387	922,136	117,183	10,068	923,790	806,607	100,555	16,628	884,701	784,146	79,755	20,800
Santander Gestión de Recaudación y Cobranzas Ltda.	11,429	2,443	8,518	468	11,273	2,755	6,988	1,530	8,037	1,049	4,820	2,168
Bansa Santander S.A.	—	—	(727)	727	292,937	264,601	24,249	4,087	213,661	189,411	21,011	3,239
Multiplica Spa	2,883	857	2,529	(503)	3,518	989	3,211	(682)	4,337	1,126	4,157	(946)
PagoNXT Trade Chile SpA	2,382	1,117	1,151	114	2,290	1,139	712	439	-	-	-	-
Total	1,207,129	974,720	208,829	23,580	1,372,684	1,138,470	199,121	35,093	1,588,588	1,264,340	284,938	39,310

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 23 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES
As of December 31, 2024 and 2023, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2024	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets
Cash and deposits in banks	2,695,560	-	-	-	-	-	-	2,695,560
Cash items in process of collection	572,552	-	-	-	-	-	-	572,552
Financial assets for trading at FVTPL
Financial derivative contracts and hedge contracts (1)	-	701,349	748,363	2,088,541	3,378,110	2,105,419	4,131,616	13,153,398
Debt financial instruments	-	-	642	-	139,231	108,429	81,025	329,327
Financial assets at FVOCI
Debt financial instruments	-	696,961	204	504,208	370,657	426,511	688,944	2,687,485
Other financial instruments	391	2,687	5,374	20,967	27,253	3,689	15,706	76,067
Financial assets at amortised cost (2)
Rights under repurchase agreements	-	153,135	-	-	-	-	-	153,135
Debt financial instruments	-	-	-	-	639,842	4,252,887	284,350	5,177,079
Interbank loans	30	31,170	82	-	-	-	-	31,282
Loans and account receivable from customers	797,619	3,457,842	3,065,963	5,530,713	8,692,531	4,710,139	15,037,754	41,292,561
Guarantee deposits (margin accounts)	1,847,101	-	-	-	-	-	-	1,847,101
Total financial assets	5,913,253	5,043,144	3,820,628	8,144,429	13,247,624	11,607,074	20,239,395	68,015,547
Financial liabilities
Cash items in process of being cleared	497,110	-	-	-	-	-	-	497,110
Financial liabilities for trading at FVTPL								-
Financial derivative contracts and hedge contracts (1)	-	572,712	722,143	1,914,050	3,734,434	2,067,825	4,042,254	13,053,418
Financial liabilities at amortised cost								-
Deposits and other demand liabilities	14,260,609	-	-	-	-	-	-	14,260,609
Time deposits and other time liabilities	286,207	7,900,056	4,047,333	4,369,825	464,268	371	30,565	17,098,625
Obligations under repurchase agreements	-	276,588	-	-	-	-	-	276,588
Interbank borrowings	44,803	482,959	368,147	2,469,277	868,932	-	103,829	4,337,947
Issued debt instruments (3)	-	771,983	295,713	1,578,811	2,320,666	1,168,681	1,997,421	8,133,275
Other financial liabilities	-	200,541	-	-	-	-	-	200,541
Lease liabilities	-	-	-	12,685	24,210	15,583	14,404	66,882
Guarantees received (margin accounts)	1,832,345	-	-	-	-	-	-	1,832,345
Total financial liabilities	16,921,074	10,204,839	5,433,336	10,344,648	7,412,510	3,252,460	6,188,473	59,757,340
(1)Includes derivative contracts for trading purposes and hedge derivatives contracts.
(2)Debt financial instruments, Interbank loans and loans and accounts receivable from customer are presented on a gross basis, the related allowance are Ch$1,074, Ch$(1) and Ch$(1,192,689) million, respectively.
(3)Includes Subordinated bonds for MCh$1,910,697 which is presented as Regulatory capital financial instruments.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 23 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2023	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets
Cash and deposits in banks	2,723,282	-	-	-	-	-	-	2,723,282
Cash items in process of collection	812,524	-	-	-	-	-	-	812,524
Financial assets for trading at FVTPL
Financial derivative contracts and hedge contracts (1)	-	383,845	807,016	1,548,923	3,046,056	1,413,070	3,526,105	10,725,015
Debt financial instruments		211	-	2,275	31,031	1,432	63,359	98,308
Financial assets at FVOCI
Debt financial instrument	-	2,277,301	10,319	319	668,856	491,471	1,087,759	4,536,025
Other financial instruments	-	-	-	66,685	13,566	19,692	5,439	105,382
Financial assets at amortised cost (2)
Debt financial instruments	-	-	-	3,724,781	4,453,843			8,178,624
Interbank loans	49	68,391						68,440
Loans and account receivable from customers	872,591	3,304,077	3,178,674	5,552,061	8,293,975	4,666,845	14,875,223	40,743,446
Guarantee deposits (margin accounts)	2,238,900							2,238,900
Total financial assets	6,647,346	6,033,825	3,996,009	10,895,044	16,507,327	6,592,510	19,557,885	70,229,946
Financial liabilities
Cash items in process of being cleared	775,082							775,082
Financial liabilities for trading at FVTPL
Financial derivative contracts and hedge contracts (1)	-	376,279	1,170,614	2,443,279	3,056,317	1,526,321	3,415,532	11,988,342
Financial liabilities at amortised cost
Deposits and other demand liabilities	13,537,826	-	-	-	-	-	-	13,537,826
Time deposits and other time liabilities	328,242	7,999,764	3,689,743	3,950,166	138,320	3,364	28,343	16,137,942
Obligations under repurchase agreements	-	282,483	101	-	-	-	-	282,584
Interbank borrowings	18,220	42,730	4,006,532	5,821,216	304,384	173,417	-	10,366,499
Issued debt instruments (3)	-	291,687	285,923	1,272,427	3,183,069	1,314,205	3,467,672	9,814,983
Other financial liabilities	-	296,095	-	-	164	14	-	296,273
Lease liabilities	-	-	-	20,716	37,446	22,913	23,441	104,516
Guarantees received (margin accounts)	1,081,226	-	-	-	-	-	-	1,081,226
Total financial liabilities	15,740,596	9,289,038	9,152,913	13,507,804	6,719,700	3,040,234	6,934,988	64,385,273
(1)Includes derivative contracts for trading purposes and hedge derivatives contracts.
(2)Debt financial instruments, Interbank loans and loans and accounts receivable from customer are presented on a gross basis, the related allowance are Ch$1,729, Ch$(2) and Ch$(1,149,989) million, respectively.
(3)Includes Subordinated bonds for MCh$1,813,938 which is presented as Regulatory capital financial instruments.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 24 - CONTINGENCIES AND COMMITMENTS
a.Lawsuits and legal procedures
As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2024, the Bank and its subsidiaries have provisions for this item of Ch$3,928 million (Ch$4,504 million as of December 31, 2023) which is included in “Provisions” in the Consolidated Statements of Financial Position as provisions for contingencies.
b.Contingent loans
The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2024	2023
	MCh$	MCh$
Personal guarantees	365,932	494,104
Personal guarantees in local currency	201,688	193,144
Personal guarantees in foreign currency	164,244	300,960
Letter of credits of merchandise traffic operations	308,407	262,496
Transactions related to contingent events	2,208,507	1,641,510
Transactions related to contingent events in local currency	1,540,118	1,179,242
Transactions related to contingent events in foreign currency	668,389	462,268
Unrestricted prompt cancel credit lines	10,352,459	9,490,141
Other credit commitments	195,207	314,318
Credit for university studies	406	813
Other irrevocable credit commitments	194,801	313,505
Total	13,430,512	12,202,569
c.Held securities
The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Third party operations
Collections	75,710	80,597
Transferred financial assets managed by the Bank	86,673	8,183
Assets from third parties managed by the Bank and its affiliates	1,944,379	1,325,795
Subtotal	2,106,762	1,414,575
Custody of securities
Securities held in custody	11,112,490	8,762,559
Securities held in custody deposited in other entity	849,681	742,078
Issued securities held in custody	16,351,884	18,151,391
Subtotal	28,314,055	27,656,028
Total	30,420,817	29,070,603
As of December 31, 2024, the Bank has classified the portfolios managed by private banking into “Assets from third parties managed by the Bank and its affiliates” (memo account), the balance is Ch$1,944,379 million (Ch$1,325,795 million as of December 31, 2023).

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 24 - CONTINGENCIES AND COMMITMENTS, continued
d.Guarantees
Banco Santander-Chile has an integral bank policy of coverage of Official Loyalty N°0030129 in force with the company Zurich Chile Seguros Generales S.A., coverage for USD50,000,000 per claim with an annual limit of USD100,000,000, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2024.
e.Contingent loans and liabilities
The Bank took on several contingent loans and liabilities, to satisfy its clients’ needs, that are not recognised in the Consolidated Financial Statements of Financial Position; these contain loan risks and are, therefore, part of the Bank’s global risk.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 25 - INTEREST AND INFLATION INCOME
This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting.
a.For the years ended December 31, 2024, 2023 and 2022 the income from interest, was attributable to the following items:

	For the years ended December 31,
	2024			2023			2022
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets at amortised cost
Resale agreements	4,492	-	4,492	70	-	70	1,063	-	1,063
Debt financial instruments	229,678	74,405	304,083	120,363	78,200	198,563	62,876	195,082	257,958
Interbank loans	909	-	909	579		579	925	-	925
Commercial loans	1,253,980	268,740	1,522,720	1,287,677	291,578	1,579,255	954,978	825,146	1,780,124
Mortgage loans	600,978	742,184	1,343,162	527,305	759,963	1,287,268	412,741	1,818,172	2,230,913
Consumer loans	837,173	185	837,358	786,879	240	787,119	629,770	1,090	630,860
Other interest income	142,804	4,872	147,676	182,025	4,739	186,764	78,192	8,242	86,434
Subtotal	3,070,014	1,090,386	4,160,400	2,904,898	1,134,720	4,039,618	2,140,545	2,847,732	4,988,277
Financial asset at fair value through other comprehensive income
Debt financial instruments	143,059	14,212	157,271	413,690	14,851	428,541	270,026	43,104	313,130
Other financial instruments	4,129	686	4,815	7,200	542	7,742	1,705	1,643	3,348
Subtotal	147,188	14,898	162,086	420,890	15,393	436,283	271,731	44,747	316,478
Hedging accounting	403,381	(631,050)	(227,669)	546,785	(618,695)	(71,910)	437,899	(1,655,998)	(1,218,099)
TOTAL	3,620,583	474,234	4,094,817	3,872,573	531,418	4,403,991	2,850,175	1,236,481	4,086,656

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 25 - INTEREST AND INFLATION INCOME, continued
b.For the years ended December 31, 2024, 2023 and 2022, the Bank’s expenses classified as interest expense are as follows:

	For the years ended December 31,
	2024			2023			2022
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial liabilities at amortised cost
Demand deposits	(13,001)	(4,125)	(17,126)	(12,228)	(4,364)	(16,592)	(13,623)	(12,023)	(25,646)
Time deposits and liabilities	(932,793)	(39,818)	(972,611)	(1,221,707)	(59,873)	(1,281,580)	(759,511)	(119,613)	(879,124)
Repurchase agreements	(46,954)	-	(46,954)	(47,267)	-	(47,267)	(15,774)	-	(15,774)
Interbank loans	(264,093)	(59)	(264,152)	(235,583)	-	(235,583)	(98,357)	-	(98,357)
Issued debt instruments	(262,769)	(176,071)	(438,840)	(231,211)	(185,870)	(417,081)	(174,707)	(448,103)	(622,810)
Other financial liabilities	(71,207)	(12,295)	(83,502)	(51,349)	(18,731)	(70,080)	(26,430)	(39,934)	(66,364)
Subtotal	(1,590,817)	(232,368)	(1,823,185)	(1,799,345)	(268,838)	(2,068,183)	(1,088,402)	(619,673)	(1,708,075)
Lease contracts	(7,617)	-	(7,617)	(3,601)		(3,601)	(2,862)	-	(2,862)
Regulatory capital financial instruments	(69,419)	(68,404)	(137,823)	(64,937)	(70,550)	(135,487)	(66,728)	(172,949)	(239,677)
Others equity instruments	(31,517)	-	(31,517)	(28,389)		(28,389)	(28,234)	-	(28,234)
Hedging accounting	(447,989)	140,100	(307,889)	(1,262,206)	186,924	(1,075,282)	(1,089,816)	552,120	(537,696)
TOTAL	(2,147,359)	(160,672)	(2,308,031)	(3,158,478)	(152,464)	(3,310,942)	(2,276,042)	(240,502)	(2,516,544)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 26 - FEES AND COMMISSIONS
This item includes the amount of fees earned and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the years ended December 31,
Fee and commission income	2024	2023	2022
	MCh$	MCh$	MCh$
Fees and commissions for prepayments	17,108	14,151	11,348
Fees and commissions of loans with credit lines	49	2,900	233
Fees and commissions for lines of credits and overdrafts	1,968	2,820	8,766
Fees and commissions for guarantees and letters of credit	34,893	34,462	35,935
Fees and commissions for card services	500,292	422,737	352,448
Fees and commissions for management of accounts	73,076	59,538	52,226
Fees and commissions for collections and payments	65,187	60,912	54,060
Fees and commissions for intermediation and management of securities	10,602	9,487	10,019
Insurance brokerage fees	60,528	61,511	52,568
Fees and commissions for factoring operations services	1,334	1,249	1,829
Fees and commissions for securitizations	-	-	45
Fees and commissions for financial advice	28,378	15,422	9,362
Office banking	22,673	21,495	21,771
Fees for other services rendered	75,932	60,823	56,543
Other fees earned	68,148	81,006	61,910
Total	960,168	848,513	729,063

	For the years ended December 31,
Fee and commission expense	2024	2023	2022
	MCh$	MCh$	MCh$
Compensation for card operation	(156,558)	(127,285)	(105,695)
Commissions for licence for use brands	(7,166)	(6,077)	(7,360)
Commissions for services linked to the credit card and prepaid cards	(383)	(10,943)	(11,458)
Commissions for obligations of loyalty programmes and merits for card customers	(123,768)	(95,542)	(95,946)
Fees and commissions for securities transactions	(11,866)	(9,115)	(8,551)
Office banking	(2,715)	(2,859)	(2,382)
Interbank services	(28,935)	(61,136)	(47,428)
Other fees	(81,711)	(32,916)	(42,974)
Total	(413,102)	(345,873)	(321,794)

Net fees and commissions income	547,066	502,640	407,269

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 26 - FEES AND COMMISSIONS, continued
The income and expenses for the commissions of the business segments and the calendar for the recognition of income from ordinary activities as of December 31, 2024 are presented below:

	Segments						Revenue recognition calendar for ordinary activities
As of December 31, 2024	Retail	Wealth Management & Insurance	Middle-market	CIB	Corporate activity and others	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission income
Commissions for prepayments	15,554	71	925	897	(339)	17,108	-	17,108	-
Commissions of loans with credit lines	48	1	-	-	-	49	-	49	-
Commissions for lines of credits and overdrafts	(52)	(2)	(177)	1,844	355	1,968	741	1,227	-
Commissions for guarantees and letters of credit	9,592	43	13,859	11,667	(268)	34,893	34,017	876	-
Commissions for card services	468,437	3,958	18,334	5,970	3,593	500,292	83,763	416,529	-
Commissions for management of accounts	70,392	153	1,924	1,159	(552)	73,076	67,506	5,570	-
Commissions for collections and payments	100,291	772	6,220	7,932	(50,028)	65,187	-	43,618	21,569
Commissions for intermediation and management of securities	276	1,926	409	6,877	1,114	10,602	-	10,602	-
Remuneration for insurance brokerage fees	332	61,012	107	-	(923)	60,528	-	-	60,528
Commissions for factoring operations services	467	-	291	576	-	1,334	-	1,334	-
Commissions for securitizations	-	-	-	-	-	-	-	-	-
Commissions for financial advice	250	84	13,223	15,114	(293)	28,378	-	28,378	-
Office banking	18,511	112	2,690	1,359	1	22,673	-	22,673	-
Fees for other services rendered	59,948	11,475	3,452	1,055	2	75,932	-	75,932	-
Other fees earned	25,786	(10,156)	(1,201)	14,443	39,276	68,148	-	68,148	-
Total	769,832	69,449	60,056	68,893	(8,062)	960,168	186,027	692,044	82,097
Commission expenses
Commissions for card operation services	(103,805)	(735)	(9,326)	(4,369)	(38,323)	(156,558)	-	(156,558)	-
Commissions for icense for the use of card brands	(5,833)	(76)	(727)	(324)	(206)	(7,166)	-	(7,166)	-
Commissions for services related to the credit card system and prepaid cards	(1,136)	(29)	(43)	(6)	831	(383)	-	(383)	-
Commissions for obligations of loyalty programmes and merits for card customers	(119,968)	(2,400)	-	-	(1,400)	(123,768)	-	(123,768)	-
Commissions for securities transactions	-	-	-	(3,956)	(7,910)	(11,866)	-	(11,866)	-
Office banking	(2,083)	-	(483)	(148)	(1)	(2,715)	-	(2,715)	-
Interbank services	(23,676)	-	(2,956)	(2,303)	-	(28,935)	-	(28,935)	-
Other fees	(59,137)	(43,026)	(2,567)	(2,886)	25,905	(81,711)	-	(81,711)	-
Total	(315,638)	(46,266)	(16,102)	(13,992)	(21,104)	(413,102)	-	(413,102)	-
Total Net commission income and expenses	454,194	23,183	43,954	54,901	(29,166)	547,066	186,027	278,942	82,097

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 26 - FEES AND COMMISSIONS, continued
The income and expenses for the commissions of the business segments and the calendar for the recognition of income from ordinary activities as of December 31, 2023 are presented below:

	Segments						Revenue recognition calendar for ordinary activities
As of December 31, 2023	Retail	Wealth Management & Insurance	Middle-market	CIB	Corporate activity and others	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission income
Commissions for prepayments	11,927	46	1,802	123	253	14,151	-	14,151	-
Commissions of loans with credit lines	2,876	12	9	-	3	2,900	-	2,900	-
Commissions for lines of credits and overdrafts	1,752	(8)	(570)	1,667	(21)	2,820	2,820	-	-
Commissions for guarantees and letters of credit	4,277	62	18,193	11,014	916	34,462	34,462	-	-
Commissions for card services	358,604	3,403	33,098	27,394	238	422,737	84,547	338,190	-
Commissions for management of accounts	55,561	92	3,074	804	7	59,538	59,538	-	-
Commissions for collections and payments	84,327	621	9,332	8,115	(41,483)	60,912		36,547	24,365
Commissions for brokerage and management of securities	72	1,854	598	6,830	133	9,487	-	9,487	-
Commissions for brokerage of insurance and insurance advisory	216	60,414	50	1	830	61,511	-	61,511	-
Commissions for factoring operations services	126	-	565	549	9	1,249	-	1,249	-
Commissions for financial advice	45	-	5,250	3,980	6,147	15,422	-	15,422	-
Office banking	16,750	1,194	2,578	1,140	(167)	21,495	21,495	-	-
Fees for other services rendered	47,397	3,377	7,295	3,225	(471)	60,823	-	60,823	-
Other fees earned	56,947	5,851	15,204	3,632	(628)	81,006	-	81,006	-
Total	640,877	76,918	96,478	68,474	(34,234)	848,513	202,862	621,286	24,365
Commission expenses
Compensation for card operation	(106,388)	(632)	(16,346)	(3,620)	(299)	(127,285)	-	(127,285)	-
Commissions for licence for use brands	(5,019)	(103)	(899)	(38)	(18)	(6,077)	-	(6,077)	-
Commissions for services related to the credit card system and prepaid cards	(15,861)	(327)	(584)	(62)	5,891	(10,943)	-	(10,943)	-
Commissions for obligations of loyalty programmes and merits for card customers	(92,483)	(1,833)	(990)	-	(236)	(95,542)	-	(57,325)	(38,217)
Fees and commissions for securities transactions	–	–	–	(7,426)	(1,689)	(9,115)		(9,115)	-
Office banking	(1,265)	(1,540)	(1,026)	(242)	1,214	(2,859)	(2,859)	-	-
Interbank services	(27,056)	(32,935)	(21,939)	(5,172)	25,966	(61,136)	-	(61,136)	-
Other fees	(8,390)	(19,086)	(17,300)	(2,121)	13,981	(32,916)	-	(32,916)	-
Total	(256,462)	(56,456)	(59,084)	(18,681)	44,810	(345,873)	(2,859)	(304,797)	(38,217)
Total Net commission income and expenses	384,415	20,462	37,394	49,793	10,576	502,640	200,003	316,489	(13,852)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 26 - FEES AND COMMISSIONS, continued
The income and expenses for the commissions of the business segments and the calendar for the recognition of income from ordinary activities as of December 31, 2022 are presented below:

	Segments						Revenue recognition calendar for ordinary activities
As of December 31, 2022	Retail	Wealth Management & Insurance	Middle-market	CIB	Corporate activity and others	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission income
Commissions for prepayments	9,739	(2)	563	11	1,037	11,348	-	11,348	-
Commissions of loans with credit lines	171	-	-	-	62	233	-	233	-
Commissions for lines of credits and overdrafts	6,979	8	(784)	2,556	7	8,766	8,766	-	-
Commissions for guarantees and letters of credit	13,225	59	12,039	10,036	576	35,935	35,935	-	-
Commissions for card services	333,053	1,650	8,872	8,779	94	352,448	71,904	280,544	-
Commissions for management of accounts	49,902	23	1,422	845	34	52,226	46,054	6,172	-
Commissions for collections and payments	78,269	(7,833)	4,777	8,052	(29,205)	54,060	-	38,065	15,995
Commissions for intermediation and management of securities	149	2,125	251	6,874	620	10,019	-	10,019	-
Commissions for brokerage of insurance and insurance advisory	257	52,804	(292)	1	(202)	52,568	-	-	52,568
Commissions for factoring operations services	645	-	325	761	98	1,829	-	1,829	-
Commissions for securitization services	-	-	-	45	-	45	-	45	-
Commissions for financial advice	(1,818)	(3)	3,354	3,916	3,913	9,362	-	9,362	-
Office banking	16,748	59	1,625	3,338	1	21,771	21,771	-	-
Fees for other services rendered	53,869	73	1,538	3,502	(2,439)	56,543	-	56,543	-
Other fees earned	51,444	4,507	2,996	2,895	68	61,910	-	61,910	-
Total	612,632	53,470	36,686	51,611	(25,336)	729,063	184,430	476,070	68,563
Commission expenses
Compensation for card operation	(100,236)	(388)	(3,467)	(1,418)	(186)	(105,695)	(12,505)	(93,190)	-
Commissions for licence for use brands	(7,001)	(63)	(234)	(51)	(11)	(7,360)	(5,500)	(1,860)	-
Commissions for services related to the credit card system and prepaid cards	(11,068)	(125)	(229)	(36)	-	(11,458)	(11,458)	-	-
Commissions for obligations of loyalty programmes and merits for card customers	(94,120)	(1,825)	-	(1)	-	(95,946)	(85,412)	(10,534)
Fees and commissions for securities transactions	-	-	-	(6,186)	(2,365)	(8,551)	-	(8,551)	-
Office banking	(2,187)	-	18	(213)		(2,382)	(2,382)		-
Interbank services	(40,328)	-	(2,865)	(4,235)	-	(47,428)	-	(47,428)	-
Other fees	(27,843)	(18,059)	(1,025)	(1,667)	5,620	(42,974)	-	(42,974)	-
Total	(282,783)	(20,460)	(7,802)	(13,807)	3,058	(321,794)	(117,257)	(204,537)	-
Total Net commission income and expenses	329,849	33,010	28,884	37,804	(22,278)	407,269	67,173	271,533	68,563

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 27 - NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS
The detail of income (expense) from financial operations is as follows:

	For the years ended December 31,
	2024	2023	2022
	MCh$	MCh$	MCh$
Net income/(expense) from financial assets for trading at FVTPL
Financial derivative contracts	64,879	103,335	70,001
Debt financial instruments	20,063	(11,662)	8,139
Other financial instrumets	71	88	51
Subtotal	85,013	91,761	78,191
Net income from financial liabilities for trading at FVTPL
Financial derivative contracts	-	-	-
Subtotal	-	-	-
Net income from non-current assets and groups available for sale not admissible as discontinued operations
Financial assets at amortised cost	2,659	(215)	2,088
Financial assets at fair value through OCI	(45,365)	(125,610)	(20,173)
Financial liabilities at amortised cost	5,638	4,891	16,457
Subtotal	(37,068)	(120,934)	(1,628)
Net income from exchange, adjustment and hedge accounting of foreign currency
Net income from foreign currency exchange	(611,021)	(83,695)	260,428
Net income from readjustment of foreign currency
Financial assets at FVTPL	-	6,952	-
Financial assets at amortised cost	12,276	2,350	1,856
Others assets	-	(14)	1,353
Financial liabilities at FVTPL	915	547	(760)
Net income from hege accounting of foreign currency risk	800,404	405,488	(122,262)
Subtotal	202,574	331,628	140,615

Total income (expense) from financial operations	250,519	302,455	217,178

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 28 - NET INCOME FROM NON-CURRENT ASSETS AND GROUPS AVAILABLE FOR SALE NOT ADMISSIBLE AS DISCONTINUED OPERATIONS
The detail of net income from assets received in lieu of payment and sale of non-currents assets is as follows:

	For the years ended December 31,
	2024	2023	2022
	MCh$	MCh$	MCh$
Net income from assets received in lieu of payment
Income from assets received in lieu of payment	3,993	8,452	4,874
Other income from assets received in lieu of payment	-	-	-
Provision on assets received in lieu of payment	(95)	858	(743)
Expenses for maintenance of assets received in lieu of payment	(4,972)	(1,437)	(2,017)
Subtotal	(1,074)	7,873	2,114
Sale of non-current assets
Net income from sale of fixed assets	5,123	5,281	6,404
Subtotal	5,123	5,281	6,404

TOTAL	4,049	13,154	8,518

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 29 - OTHER OPERATING INCOME AND EXPENSES
Other operating income is comprised of the following components:

	For the years ended December 31,
	2024	2023	2022
	MCh$	MCh$	MCh$
Pension plan interest		539	963
Compensation from insurance companies due to damages (1)	112	45	141
Rental income	402	457	–
Income from recovery tax and expenses	421	661	548
Income from business alliance	3,396	1,218	–
Other	3,717	887	3,887
Total	8,048	3,807	5,539
(1)Mainly related to recoveries from fraud claims.

Other operating expenses are detailed as follows:

	For the years ended December 31,
	2024	2023	2022
	MCh$	MCh$	MCh$
Credit card expenses	(147)	(1,043)	(779)
Customer services	(627)	(1,791)	(2,583)
Operating risk charge-offs and provision	(43,501)	(10,358)	(11,089)
Recovery of operating expenses	29,813	2,692	362
Life insurance and general product insurance policies (1)	(31,296)	(9,325)	(47,214)
Commercial representation expenses	(8,799)	(2,053)	(2,373)
Expenses associated leasing operations (2)	(4,922)	(5,329)	(3,842)
Expenses associated factoring operations	(71)	(769)	(784)
Restructuring expenses (3)	(43,156)	(14,232)	-
Commercial alliance expenses	(137)	(696)	(682)
Lawsuits provision	(555)	1,081	(1,210)
Retail association payment	(164)	(162)	(243)
Bond issuance expenses	-	(1,157)	(1,202)
Other	(11,177)	11,504	(34,667)
Total	(114,739)	(31,638)	(106,306)
(1)New Fraud Law became effective on 2020, under which the Bank assumes responsibility against card fraud and electronic transactions.
(2)Includes leasing land taxes, which were modified in 2020 (Tax Modernization Law).
(3)The Bank has implemented a formal restructuring plan in accordance with IAS 37 Provisions. This restructuring plan is part of the Bank's digital transformation process, which involves changing the operating model of the branch network along with a transition towards a common global structure (Go To Model).

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 30 - PERSONNEL SALARIES AND EXPENSES
For the years ended December 31, 2024, 2023 and 2022, the composition of personnel salaries and expenses is as follows:

	For the years ended December 31,
	2024	2023	2022
	MCh$	MCh$	MCh$
Salary compensation	(219,207)	(217,908)	(216,124)
Performance bonus	(61,109)	(47,071)	(60,801)
Legal compensation	(49,887)	(50,677)	(49,463)
Short-term bonuses	(33,901)	(34,186)	(33,462)
Long-term bonus	(14,727)	(14,629)	(14,659)
Stock-based benefits	825	(2,119)	1,169
Seniority compensation	(7,928)	(36,289)	(27,289)
Pension plans	–	–	(849)
Training expenses	(2,463)	(2,653)	(2,487)
Nursery school and kindergarten expenses	(2,597)	(2,749)	(2,928)
Other personnel expenses	(7,825)	(3,994)	(7,915)
Total	(398,819)	(412,275)	(414,808)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 31 - ADMINISTRATIVE EXPENSES
For the years ended December 31, 2024, 2024 and 2023, the composition of the item is as follows:

	For the years ended December 31,
	2024	2023	2022
	MCh$	MCh$	MCh$
General administrative expenses
Maintenance and repair of property, plant and equipment	(26,478)	(23,720)	(23,411)
Short term leases contracts	(18,558)	(9,712)	(5,503)
Other expenses related to leases contracts	(31)	(87)	(30)
Insurance payments	(5,854)	(4,839)	(5,656)
Office supplies	(4,267)	(5,426)	(6,588)
IT and communication expenses	(99,902)	(83,898)	(85,209)
Heating, and other utilities	(5,652)	(5,388)	(5,514)
Security and valuables transport services	(20,914)	(19,893)	(16,459)
Representation and personnel travel expenses	(2,901)	(3,140)	(2,314)
Judicial and notarial expenses	(1,446)	(1,282)	(911)
Fees for technical reports, assessments and auditing	(8,504)	(6,450)	(8,760)
Fines applied by FMC and other agencies	(15)	(29)	(51)
Other general administrative expenses	(20,787)	(20,708)	(20,631)
Subtotal	(215,309)	(184,572)	(181,037)
Outsourced services
Data processing	(48,017)	(44,677)	(41,714)
Technological development, certification and testing service	(4,290)	(3,629)	(3,197)
Administration and supply of external human resources	(73)	(36)	(21)
Call center for sale, marketing and control quality of client’ services	-	(7)	(15)
External collection services	(294)	(308)	(427)
External ATM administration and maintenance services	(531)	(504)	(525)
External cleaning, casino, custody, storage services	(3,724)	(3,837)	(4,691)
Product sale and distribution services	-	-	(119)
External credit evaluation services	(4,773)	(5,347)	(5,195)
Other	(40,892)	(30,532)	(26,042)
Subtotal	(102,594)	(88,877)	(81,946)
Board expenses	(1,794)	(1,711)	(1,764)
Marketing expenses	(23,262)	(23,555)	(25,984)
Taxes, payroll taxes, and contributions
Real estate taxes	(3,801)	(2,185)	(2,107)
Patents	(2,255)	(2,698)	(2,134)
Other taxes	(1)	(5)	(2)
Contributions to FMC	(17,415)	(16,508)	(15,245)
Subtotal	(23,472)	(21,396)	(19,488)
Total	(366,431)	(320,111)	(310,219)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 32 - DEPRECIATION, AMORTISATION, AND IMPAIRMENT
Depreciation, amortisation and impairment charges for the years ended December 31, 2024, 2023 and 2022, are detailed below:

	For the years ended December 31,
	2024	2023	2022
	MCh$	MCh$	MCh$
Depreciation and amortisation
Amortisation of Intangible assets	(52,982)	(53,393)	(42,377)
Depreciation of property, plant, and equipment	(60,641)	(59,055)	(56,297)
Depreciation right of use assets	(27,812)	(31,314)	(31,319)
Total depreciation and amortisation	(141,435)	(143,762)	(129,993)
Impairment of property, plant, and equipment	-	-	-
Impairment of right of use assets	(1,041)	-	-
Impairment of intangibles	(254)	(1,912)	-
Total impairment	(1,295)	(1,912)	-
Total	(142,730)	(145,674)	(129,993)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 33 - EXPECTED CREDIT LOSSES ALLOWANCE
As of December 31, 2024, 2023 and 2022, under the credit risk model established by IFRS 9 the ECL allowance by stage recorded at income statements is as follows:

	For the year ended December 31, 2024 *
	Stage 1		Stage 2		Stage 3
	Corporate	Other ** commercial	Corporate	Other ** commercial	Corporate	Other ** commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(3,447)	(9,814)	(842)	(3,100)	(84,997)	(147,393)	(249,593)
Mortgage loans	-	(1,515)	-	(6,783)	-	(45,276)	(53,574)
Consumer loans	-	1,347	-	(6,022)	-	(352,972)	(357,647)
Contingent loans	(696)	3,152	(91)	(653)	963	227	2,902
Loans and account receivable at FVOCI	(1,040)	-	-	-	-	-	(1,040)
Debt at FVOCI	(188)	-	-	-	-	-	(188)
Debt at amortised cost	606	-	-	-	-	-	606
Subtotal	(4,765)	(6,830)	(933)	(16,558)	(84,034)	(545,414)	(658,534)
Recovery of loans previously charged-off							153,944
TOTAL							(504,590)
*Includes overlays for an amount of MCh$89,994 to cover certain defaulted loans from mortgage and other commercial portfolios. See Note 37, Risk management.
**Includes Other Commercial, Mortgages and Consumer.

	For the year ended December 31, 2023 *
	Stage 1		Stage 2		Stage 3
	Corporate	Other ** commercial	Corporate	Other ** commercial	Corporate	Other ** commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(132)	3,898	19,358	(4,686)	(92,539)	(81,616)	(155,717)
Mortgage loans	-	4,582	-	1,213	-	(97,364)	(91,569)
Consumer loans	-	(29,029)	-	(57,262)	-	(119,881)	(206,172)
Contingent loans	1,184	14,256	6,316	1,834	(816)	1,589	24,363
Loans and account receivable at FVOCI	201	-	-	-	-	-	201
Debt at FVOCI	-	78	-	-	-	-	78
Debt at amortised cost	-	(1,038)	-	-	-	-	(1,038)
Subtotal	1,253	(7,253)	25,674	(58,901)	(93,355)	(297,272)	(429,854)
Recovery of loans previously charged-off							107,069
TOTAL							(322,785)
*Includes overlays for an amount of MCh$93,614 for future macro-economic information and scenarios updates. See Note 37, Risk management.
**Includes Other Commercial, Mortgages and Consumer

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 33 - EXPECTED CREDIT LOSSES ALLOWANCE, continued

	For the year ended December 31, 2022
	Stage 1		Stage 2		Stage 3
	Corporate	Others ** commercial	Corporate	Others commercial	Corporate	Others** commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(4,325)	(8,734)	(272)	(515)	(90,349)	(93,961)	(198,156)
Mortgage loans	-	5,010	-	4,936	-	(51,327)	(41,381)
Consumer loans	-	(16,234)	-	(72,115)	-	(113,510)	(201,859)
Contingent loans	(453)	(2,864)	837	231	(1,511)	(1,429)	(5,189)
Loans and account receivable at FVOCI	(58)	-	-	-	-	-	(58)
Debt at FVOCI	-	529	-	-	-	-	529
Debt at amortised cost	-	(957)	-	-	-	-	(957)
Total	(4,836)	(23,250)	565	(67,463)	(91,860)	(260,227)	(447,071)
Recovery of loans previously charged-off							90,577
TOTAL							(356,494)
**Includes Other Commercial, Mortgages and Consumer.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued
a.Loans to related parties
Loans and accounts receivable as well as contingent loans that correspond to related entities are as follows:

	As of December 31,
	2024				2023				2022
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable
Commercial loans	922,232	23,570	2,557	-	750,419	49,284	3,272	978	680,624	118	3,185	280
Mortgage loans	-	-	33,179	-	-	-	29,809	-	-	-	30,479	-
Consumer loans	-	-	3,729	875	-	-	6,388	-	-	-	6,540	-
Loans and accounts receivable	922,232	23,570	39,465	875	750,419	49,284	39,469	978	680,624	118	40,204	280

Allowance for loan losses	(809)	(28)	(498)	-	(1,037)	(50)	(361)	(19)	(2,213)	(8)	(164)	(10)
Net loans	921,423	23,542	38,967	875	749,382	49,234	39,108	959	678,411	110	40,040	270

Guarantees	1,031	-	31,590	110	1,032	-	31,489	115	-	-	-	-

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-	-	-	-	-
Letters of credit	9,787	-	-	-	1,960	-	-	-	19,162	-	-	-
Guarantees	20,313	-	-	394	438	-	-	343	30,422	-	-	-
Contingent loans	30,100	-	-	394	2,398	-	-	343	49,584	-	-	-

Allowance for contingent loans	(21)	-	-	(8)	(4)	-	-	-	(41)	-	-	-
Net contingent loans	30,079	-	-	386	2,394	-	-	343	49,543	-	-	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued
Loan activity to related parties during 2024, 2023 and 2022 is shown below:

	As of December 31,
	2024				2023				2022
	Group entities	Associates entities	Key Personnel	Other	Group entities (*)	Associates entities	Key Personnel	Other	Group entities (*)	Associates entities	Key Personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	752,817	49,284	39,469	1,321	730,208	118	40,204	280	607,378	192	29,889	219
Loans granted	274,130	4,025	13,638	90	101,819	65,320	13,177	5,389	179,540	29	18,115	156
Loans payments	(74,615)	(29,739)	(13,642)	(142)	(79,210)	(16,154)	(13,912)	(4,348)	(56,710)	(103)	(7,800)	(95)
Total	952,332	23,570	39,465	1,269	752,817	49,284	39,469	1,321	730,208	118	40,204	280
(*)Loans with non-controlled companies (not-consolidated) amount MCh$3,348, MCh$27,544 and MCh$1,174 as of December 31, 2024, 2023 and 2022, respectively.
b.Assets and liabilities with related parties

	As of December 31,
	2024				2023				2022
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	162,452	-	-	-	666,062	-	-	-	280,364	-	-	-
Financial assets at FVTPL
Financial derivative contracts	1,120,543	11,134	-	-	967,020	267,679	-	-	1,190,683	386,494	-	-
Other assets	885,307	686,884	-	-	686,950	550,400	-	-	676,850	287,053	-	-

Liabilities
Financial liabilities at FVTPL
Financial derivative contracts	1,757,184	13,143	-	-	1,255,740	370,314	-	-	1,695,284	326,149	-	-
Financial liabilities at amortised cost
Deposits and other demand liabilities	28,446	1,007	3,260	407	54,033	1,272	3,833	502	73,193	-	4,398	833
Time deposits and other time liabilities	140,475	-	4,996	69	145,649	-	9,894	1,589	10,376	-	9,442	1,102
Obligations under repurchase agreements	265,474	-	-	-	129,321	-	-	-	64,547	-	-	18,135
Interbank borrowing	85,325	-	-	-	33,693	-	-	-	224,798	-	-	-
Issued debt instruments	941,320	-	-	-	1,081,123	-	-	-	1,001,310	-	-	-
Other financial liabilities	236,998	664,461	-	-	257,915	435,093	-	-	267,130	325,070	-	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued
c.Income (expense) recorded due to transactions with related parties

	For the years ended December 31,
	2024				2023				2022
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income and inflation-indexation adjustments	(9,081)	2,581	2,133	71	(45,542)	1,471	1,717	(41)	(44,196)	(13)	4,198	79
Fee and commission income and expenses	170,996	(63,150)	208	21	176,603	87,987	250	24	157,236	86,581	261	15
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	329,701	134,224	-	-	233,651	(162,980)	-	-	(690,780)	(47,993)	(217)	27
Other operating income and expenses	3,755	(588)	-	-	964	(734)	-	-	1,311	(619)	-	-
Key personnel compensation and expenses	-	-	(41,598)	-	-	-	(43,941)	-	-	-	(32,739)	-
Administrative and other expenses	(123,221)	(4,677)	-	-	(95,561)	(1,120)	-	-	(78,435)	(82,771)	-	-
(*)Primarily relates to derivative contracts used to financial hedge of exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued
d.Transactions with related parties
Single transaction in the period with related parties not legal persons, which are not usual business operations of the Bank with their clients, and that exceed UF 2,000 (USD 77,289)

As of December 31, 2024			Description of the transactions			Effect on income statements		Effect on balance sheet
Business name	Country	Nature of relationship with the Bank	Type of service	Term	Renewal	Income MCh$	Expenses MCh$	Account receivable MCh$	Account payable MCh$
Banco Santander, S.A.	Spain	Group	Advisory services	Monthly	Contractual	-	21,898	-	1,264
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	Servicios de BackOffice	Monthly	Contractual	-	3,554	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	Contractual	266	-	1	-
Santander Factoring S.A.	Chile	Group	Leases, Custody and gateway	Monthly	Contractual	44	412	20	103
Bansa Santander S.A.	Chile	Group	Accounting services	Monthly	Contractual	4	83	-	-
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Advisory services	Monthly	Contractual	57	762	-	-
Santander Global Services, S.L. Unipersonal	Spain	Group	Leases	Monthly	Contractual	-	643	-	-
Santander Investment Chile Limitada	Chile	Group	IT Services	Monthly	Contractual	-	4,925	3	310
Santander Global Technology and Operations Chile limitada	Chile	Group	Institucional services	Monthly	Contractual	-	372	-	14
Universia Chile S.A.	Chile	Group	Procurement Services	Monthly	Contractual	7	435	-	84
Aquanima Chile S.A.	Chile	Group	Leases and others	Monthly	Contractual	-	1,904	-	351
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Derivatives clearing	Monthly	Contractual	-	483	9,335	81
Centro de Compensación Automatizado S.A.	Chile	Associated	Card operator	Monthly	Contractual	-	3,501	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	Sale channel service	Monthly	Contractual	-	733	-	-
Zurich Santander Seguros Generales Chile S.A.	Chile	Associated	IT Services and Service desk	Monthly	Contractual	187	-	1,883	-
F1rst Tecnologia e Inovação Ltda.	Brazil	Group	IT Services and Operations	Monthly	Contractual	-	26,816	-	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	Digital payments	Monthly	Contractual	-	57,379	132	-
PagoNxt Trade Services, S.L.	Spain	Group	IT Services	Monthly	Contractual	-	620	-	-
Klare Corredora de Seguros S.A.	Chile	Group	Data processing and transmission	Monthly	Contractual	78	-	267	-
Universia Holding, S.L.	Spain	Group	Advisory services	Monthly	Contractual	-	77	-	-
Santander Global Cards & Digital Solutions, S.L.	Spain	Group	Advisory services	Monthly	Contractual	-	515	-	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued

As of December 31, 2023			Description of the transactions			Effect on income statements		Effect on balance sheet
Business name	Country	Nature of relationship with the Bank	Type of service	Term	Renewal	Income MCh$	Expenses MCh$	Account receivable MCh$	Account payable MCh$
Banco Santander, S.A.	Spain	Group	Consulting Services	Monthly	Contractual	-	18,929	-	18,715
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	Back Office services	Monthly	Contractual	-	3,216	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	Contractual	255	-	2	-
Santander Factoring S.A.	Chile	Group	Leases, Custody and Portal	Monthly	Contractual	42	418	20	51
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	Contractual	60	1,104	-	-
Santander Global Services, S.L.	Spain	Group	Consulting services	Monthly	Contractual	-	639	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	Contractual	-	4,725	-	29
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	Contractual	-	306	-	9
Universia Chile S.A.	Chile	Group	Institutional Services	Monthly	Contractual	4	377	-	-
Aquanima Chile S.A.	Chile	Group	Procurement Services	Monthly	Contractual	-	1,943	-	112
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	Contractual	-	676	747	78
Centro de Compensación Automatizado S.A.	Chile	Associated	Derivatives clearing	Monthly	Contractual	-	3,615	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	Card operator	Monthly	Contractual	-	646	-	-
Zurich Santander Seguros Generales Chile S.A.	Chile	Associated	Channel Usage Services	Monthly	Contractual	205	-	1,667	-
F1rst Tecnologia e Inovação Ltda.	Brazil	Group	IT Services and Service Desk	Monthly	Contractual	-	8,723	-	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT services and Ops,	Monthly	Contractual	-	52,948	-	-
PagoNxt Trade Services, S.L.	Spain	Group	Digital payments	Monthly	Contractual	-	400	-	-
Mercury Trade Finance Solutions, S.p.A.	Chile	Group	IT Services	Monthly	Contractual	-	183	-	-
Banco Santander, S.A.	Spain	Group	Advisory services	Monthly	Contractual	-	18,929	-	18,715

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued
e.Payments to Board members and key management personnel
The compensation received by key management personnel, including Board members and all the executives holding manager positions shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statements of Income, corresponds to the following categories:

	For the years ended December 31,
	2024	2023	2022
	MCh$	MCh$	MCh$
Personnel compensation	21,652	21,409	20,280
Board members’ salaries and expenses	1,794	1,711	1,692
Bonuses or gratifications	17,814	16,402	17,794
Stock-based benefits (*)	(825)	2,119	(1,169)
Seniority compensation	15	2,312	6
Pension plans	–	(1,251)	849
Training expenses	–	38	50
Health funds	393	374	357
Other personnel expenses	755	(386)	791
Total	41,598	42,728	40,650
(*)Some of the executives that qualified for this benefit left the Group for different reasons, without complying with the requirements to receive the benefit, therefore the obligation amount decreased, which generated the reversal of provisions.
f.Composition of key personnel
As of December 31, 2024, 2023 and 2022, the composition of the Bank’s key personnel is as follows:

	N° of executives
Position	As of December 31,
	2024	2023	2022
Director	11	11	11
Manager	125	122	124
Total key personnel	136	133	135

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 35 - PENSION PLANS
The Bank has an additional benefit available to its principal executives, consisting of a pension plan. The purpose of the pension plan is to endow the executives with funds for a better supplementary pension upon their retirement.
The executives will be entitled to receive this benefit only when they fulfill the following conditions:
a.Aimed at the Bank’s management
b.The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old
c.The Bank take out an individual mixed insurance policy (life and savings), for each beneficiary of the plan, but the beneficiary and contracting party is the Group company for which the executive works.
If the executive's working relationship with the company terminates for any reason attributable to the executive, shall have no rights under this benefit plan.
Exceptionally, in the event of the executive’s death or total or partial disability, the executive or his heirs are entitled to receive this benefit.
The Bank will make contributions to this pension plan based on individual mixed insurance policies where the Bank is the beneficiary. The life insurance company with which these policies are taken out is not an entity affiliated or related to the Bank or any other entity of the Santander Group.
Plan Assets owned by the Bank at the end of 2024 totaled MCh$5,260 (MCh$6,819 in 2023).
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
Assets related to the pension fund contributed by the Bank into the Zurich insurance company with respect to defined benefit plans are presented as net of associated commitments.
Actuarial hypothesis assumptions:
Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Post-employment plans
	2024	2023
Mortality chart	RV-2014	RV-2014
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 35 - PENSION PLANS, continued
Activity for post-employment benefits is as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Plan assets	4,107	5,260
Commitments for defined-benefit plans
For active personnel	(3,138)	(5,027)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	969	233
Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2024	2023	2022
	MCh$	MCh$	MCh$
a) Fair value of plan assets
Opening balance	5,260	6,819	7,127
Expected yield of insurance contracts	574	539	211
Employer contributions	1,308	1,269	337
Actuarial (gain) losses	-	-	-
Premiums paid	-	-	-
Benefits paid	(3,035)	(3,367)	(856)
Fair value of plan assets at year end	4,107	5,260	6,819

b) Present value of obligations
Present value of obligations opening balance	(5,027)	(6,277)	(6,633)
Net incorporation of Group companies	-	-	-
Service cost	1,889	1,250	356
Interest cost	-	-	-
Curtailment/settlement effect	-	-	-
Benefits paid	-	-	-
Past service cost	-	-	-
Actuarial (gain) losses	-	-	-
Other	-	-	-
Present value of obligations at year end	(3,138)	(5,027)	(6,277)
Net balance at year end	969	233	542
Plan expected profit:

	As of December 31,
	2024	2023	2022
Type of expected yield from the plan’s assets	UF + 2.50% annually	UF + 2.50% annually	UF + 2.50% annually
Type of yield expected from the reimbursement rights	UF + 2.50% annually	UF + 2.50% annually	UF + 2.50% annually

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 35 - PENSION PLANS, continued
Plan associated expenses:

	For the years ended December 31,
	2024	2023	2022
	MCh$	MCh$	MCh$
Current period service expenses	1,889	1,250	356
Interest cost	-	-	-
Expected yield from plan’s assets	574	539	211
Expected yield of insurance contracts linked to the Plan:	-	-
Extraordinary allocations	-	-	-
Actuarial (gain)/ losses recorded in the period	-	-	-
Past service cost	-	-	-
Other	-	-	-
Total	2,463	1,789	567

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Determination of fair value of financial instruments
Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2024 and 2023:

	As of December 31,
	2024		2023
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets for trading at FVTPL
Financial derivative contracts	12,309,770	12,309,770	10,119,486	10,119,486
Debt financial instruments	329,327	329,327	98,308	98,308
Financial assets at FVOCI
Debt financial instrument	2,687,485	2,687,485	4,536,025	4,536,025
Other financial instruments	74,903	74,903	105,257	105,257
Financial derivative contracts for hedge accounting	843,628	843,628	605,529	605,529
Financial assets at amortised cost
Rights under repurchase agreements	153,087	153,087	–	–
Debt financial instruments	5,176,005	5,207,697	8,176,895	7,927,729
Interbank loans	31,282	31,307	68,438	68,438
Loans and account receivable from customers	40,099,872	40,597,772	39,593,457	39,134,700
Guarantee deposits (margin accounts)	1,847,101	1,847,101	2,238,900	2,238,900

Liabilities
Financial liabilities for trading at FVTPL
Financial derivative contracts	12,155,024	12,155,024	9,521,575	9,521,575
Financial derivative contracts for accounting hedges	898,394	898,394	2,466,767	2,466,767
Financial liabilities at amortised cost
Deposits and other demand liabilities	14,260,609	14,260,609	13,537,826	13,537,826
Time deposits and other time liabilities	17,098,625	17,249,068	16,137,942	16,326,525
Interbank borrowings	4,337,947	4,357,838	10,366,499	10,190,640
Issued debt instruments	8,133,275	7,998,659	8,001,045	7,751,672
Other financial liabilities	200,541	200,541	296,273	296,273
Regulatory capital financial instruments	1,910,697	1,945,784	1,813,938	1,825,819
Guarantees received (margin accounts)	1,832,345	1,832,345	1,081,226	1,081,226

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES. continued
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
a.Financial assets held for trading and Debt instruments at FVOCI
The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.
b.Loans and accounts receivable at amortised cost and Interbank
Fair value of commercial, mortgage and consumer loans and credit cards are measured through a discounted cash flow (DCF) analysis. We use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.
c.Deposits
Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.
d.Short and long term issued debt instruments
The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.
e.Financial derivative contracts for trading and hedge accounting
The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.
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
•Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date
•Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
•Level 3: inputs are unobservable inputs for the asset or liability i.e. they are not based on observable market data

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
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
-Chilean Government and Department of Treasury bonds
-Foreign instruments
-Mutual funds
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES. continued
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
The following table presents the assets and liabilities that are measured at fair value on a recurrent basis:

	Fair value measurement
As of December 31,	2024	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets for trading at FVTPL
Financial derivative contracts	12,309,770	-	12,304,162	5,608
Debt financial instruments	329,327	329,327	-	-
Financial assets at FVOCI
Debt financial instrument	2,687,485	2,682,479	-	5,006
Other financial instruments	74,903			74,903
Financial derivative contracts for hedge accounting	843,628	-	843,628	-
Guarantee deposits (margin accounts)	1,847,101	-	1,847,101	-
Total	18,092,214	3,011,806	14,994,891	85,517
Liabilities
Financial liabilities for trading at FVTPL
Financial derivative contracts	12,155,024	-	12,155,021	3
Financial derivative contracts for accounting hedges	898,394	-	898,394	-
Guarantees received (margin accounts)	1,832,345	-	1,832,345	-
Total	14,885,763	-	14,885,760	3

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES. continued

	Fair value measurement
As of December 31,	2023	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets for trading at FVTPL
Financial derivative contracts	10,119,486	-	10,119,486	-
Debt financial instruments	98,308	98,308	-	-
Financial assets at FVOCI
Debt financial instrument	4,536,025	4,528,915	6,656	454
Other financial instruments	105,257	-	-	105,257
Financial derivative contracts for hedge accounting	605,529	-	605,529	-
Guarantee deposits (margin accounts)	2,238,900		2,238,900	-
Total	17,703,505	4,627,223	12,970,571	105,711
Liabilities
Financial liabilities for trading at FVTPL
Financial derivative contracts	9,521,575	-	9,521,575	-
Financial derivative contracts for accounting hedges	2,466,767	-	2,466,767	-
Guarantees received (margin accounts)	1,081,226	-	1,081,226	-
Total	13,069,568	-	13,069,568	-
The following table presents assets or liabilities which are not measured at fair value in the statements of financial position but for which the fair value is disclosed:

	Fair value measurement
As of December 31,	2024	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets at amortised cost
Debt financial instruments	5,207,697	5,207,697	-
Interbank loans	31,307	-	-	31,307
Loans and account receivable from customers	40,597,772	-	-	40,597,772
Total	45,836,776	5,207,697	-	40,629,079
Liabilities
Financial liabilities at amortised cost
Deposits and other demand liabilities	14,260,609	-		14,260,609
Time deposits and other time liabilities	17,249,068	-	17,249,068	-
Interbank borrowings	4,357,838	-	4,357,838	-
Issued debt instruments	7,998,659	-	7,998,659	-
Other financial liabilities	200,541	-	200,541	-
Regulatory capital financial instruments	1,945,784	-	1,945,784	-
Total	46,012,499	-	31,751,890	14,260,609

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES. continued

	Fair value measurement
As of December 31,	2023	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets at amortised cost
Debt financial instruments	7,927,729	7,927,729	-	-
Interbank loans	68,438	-	-	68,438
Loans and account receivable from customers	39,134,700	-	-	39,134,700
Total	47,130,867	7,927,729	-	39,203,138
Liabilities
Financial liabilities at amortised cost
Deposits and other demand liabilities	13,537,826	-	-	13,537,826
Time deposits and other time liabilities	16,326,525	-	16,326,525	-
Interbank borrowings	10,190,640	-	10,190,640	-
Issued debt instruments	7,751,672	-	7,751,672	-
Other financial liabilities	296,273	-	296,273	-
Regulatory capital financial instruments	1,825,819	-	1,825,819	-
Total	49,928,755	-	36,390,929	13,537,826
The fair values of other assets and other liabilities approximate their carrying values.
The methods and assumptions to estimate the fair value are defined below:
-Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk-free interest rate are incorporated to the risk-free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.
-Deposits and interbank borrowings – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.
-Issued debt instruments and other financial liabilities – The fair value of long-term loans was estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.
The valuation techniques used to estimate each level are defined in Note 1,i)
There were no transfers between levels 1 and 2 for the year ended December 31, 2024 and 2023.
The table below shows the effect, at December 31, 2024 and 2023, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by a sensitivity analysis under a 1bp scenario, detailed in the following table:

As of December 31, 2024
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Financial derivatives contracts - FX options	FX option pricing model	Volatility	(4.16)%	4.16%
Financial derivatives contracts - CCS	Discounted Cash Flows	Credit spread	(12.33)%	12.33%
Debt financial instruments at FVOCI	Discounted Cash Flows	Observability	(1.08)%	1.08%
Other financial instruments at FVOCI - mortgage loans	Discounted Cash Flows	Observability	(25.15)%	25.15%
Other financial instruments at FVOCI - commercial loans	Discounted Cash Flows	Interest rate curve	(147.93)%	147.93%

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES. continued

As of December 31, 2023
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Financial derivatives contracts	Present Value method	Curves on TAB (1)	–	–
Debt financial instruments at FVOCI	Internal rate of return method	BR UF (2)	–	0.29
(1)TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30, 90, 180 and 360 day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento - UF)).
(2)BR: “Bonos de Reconocimiento” (Recognition Bonds). The Recognition Bond is an instrument of money provided by the State of Chile to workers who joined the new pension system, which began operating since 1981.
The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant inputs (Level 3) as of December 31, 2024, 2023 and 2022:

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2024	105,711	-
Total realized and unrealized profits (losses)
Included in statements of income	(19)	-
Included in other comprehensive income	5,015	-
Purchases, issuances, and loans (net)	(35,802)	2
Level transfer	10,612	1
As of December 31, 2024	85,517	3

Total profits or losses included in comprehensive income for 2024 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2024	(20,194)	3

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2023	142,776	-
Total realized and unrealized profits (losses)
Included in statements of income	(19)	-
Included in other comprehensive income	9,352	-
Purchases, issuances, and loans (net)	(46,398)	-
Level transfer	-	-
As of December 31, 2023	105,711	-

Total profits or losses included in comprehensive income for 2023 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2023	(37,065)	-

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2022	102,426	-
Total realized and unrealized profits (losses)
Included in statements of income	139,848	-
Included in other comprehensive income	(99,498)	-
Purchases, issuances, and loans (net)	-	-
Level transfer	-	-
As of December 31, 2022	142,776	-

Total profits or losses included in comprehensive income for 2022 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2022	40,350	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES. continued
The realized and unrealized profits (losses) included in comprehensive income for 2024 and 2023, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statements of Comprehensive Income.
The potential effect as of December 31, 2024 and 2023 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant inputs (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.
The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2024 and 2023:

As of December 31, 2024
	On-balance sheet amounts with netting agreements			Remaining financial instruments not linked, nor subject to neeting agreements	Statements of Financial Position balances
	Gross amounts	Compensated in balance	Net amount presented in balance
	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial instruments Assets
Financial derivative contracts and hedge accounting (1)	12,942,081	-	12,942,081	221,652	13,163,733
Loans and accounts receivable and interbank loans (2)	-	-	-	40,109,498	40,109,498
Total	12,942,081	-	12,942,081	40,331,150	53,273,231
Liabilities
Financial derivative contracts and hedge accounting	12,738,714	-	12,738,714	321,207	13,059,921
Investments under resale agreements	276,588	-	276,588	-	276,588
Deposits and interbank borrowings	-	-	-	35,697,181	35,697,181
Total	13,015,302	-	13,015,302	36,018,388	49,033,690
(1)Derivatives contract have guarantees associated for assets Ch$1,840,673 million and liabilities Ch$1,594,111 million.
(2)Loans and accounts receivable and interbank loans at amortised cost

As of December 31, 2023
	On-balance sheet amounts with netting agreements			Remaining financial instruments not subject to neeting agreements	Amount in Statements of Financial Position
	Gross amounts	Compensated in balance	Net amount presented in balance
	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial instruments Assets
Financial derivative contracts and hedge accounting (1)	10,575,817	-	10,575,817	149,198	10,725,015
Loans and accounts receivable and interbank loans (2)	-	-	-	39,657,783	39,657,783
Total	10,575,817	-	10,575,817	39,806,981	50,382,798
Liabilities
Financial derivative contracts and hedge accounting	11,732,137	-	11,732,137	256,205	11,988,342
Investments under resale agreements	282,584	-	282,584	-	282,584
Deposits and interbank borrowings (3)	-	-	-	40,042,267	40,042,267
Total	12,014,721	-	12,014,721	40,298,472	52,313,193
(1)Derivatives contract have guarantees associated for aseets Ch$2,225,820 million and liabilities Ch$839,201 million.
(2)Loans and accounts receivable and interbank loans at amortised cost
(3)Include Deposits and other demand liabilities, Time deposits and other time liabilities and interbank borrowings

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES. continued

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

	As of December 31, 2024		As of December 31, 2023
Financial derivative contracts	Assets	Liability	Assets	Liability
	MCh$	MCh$	MCh$	MCh$
Financial derivative contracts with collateral agreement threshold equal to zero	12,081,545	11,782,472	9,802,491	10,836,243
Financial derivative contracts with non-zero threshold collateral agreement	850,201	949,739	773,325	895,894
Financial derivative contracts without collateral agreement	221,652	321,207	149,199	256,205
Total	13,153,398	13,053,418	10,725,015	11,988,342

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT
Introduction and general description
Banco Santander Chile, in its position of leadership in the local banking industry, has placed risk management at the center of its activity to ensure that the entire organisation acts responsibly in the new social context, economic changes, customer demands and the business environment, always aligned with the strong corporate culture and the legal regulations in force. The risk management and control model is underpinned by a set of common principles, a risk culture embedded throughout the Bank, a strong governance structure, and advanced risk management processes and tools.
Banco Santander’s risk management and control principles are mandatory, must always be applied, and comprise the regulatory requirements and best market practices. They are:
1.A strong risk culture (Risk Pro) that all employees follow covers all risks and promotes socially responsible management, contributing to the Bank’s long-term sustainability.
2.All employees are responsible for risk management and must know and understand the risks generated by their daily activities, avoiding taking risks whose impact is unknown or exceeds the limits of the Bank’s risk appetite.
3.Involvement of senior management, by ensuring the consistent risk management and control through their conduct, actions and communications. In addition, promoting a risk culture, evaluating implementation degree and monitoring that the profile remains within the levels defined in the Bank’s risk appetite.
4.Independence of risk management and control functions.
5.Proactive and comprehensive risk management and control approach across all businesses and risk types.
6.Adequate and comprehensive information management enables risks to be identified, assessed, managed and communicated appropriately to the correct levels.
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
Governance structure
Banco Santander’s corporate governance is structured in three levels, each of which is accompanied by support committees:
-Board of Directors, which represents the highest governing body.
-Senior Management, headed by the Chief Executive Officer.
-Shareholders’ Meeting
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
A.Directors and Audit Committee
The main responsibility is to support the Board of Directors in the continuous improvement of internal control, review of the external auditors’ work, the Internal Audit Department and the supervision of the financial statements elaboration, in order to provide adequate information for shareholders, investors and general public. The Committee also monitored Chilean regulatory standards updated and propose external auditors to the Board of Directors, which are subsequently approved at the shareholders meeting.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
B.Integral Risk Committee
The Integral Risk Committee is responsible for advising the Board of Directors in defining the risk appetite, risk framework as well as supervising the correct identification, measurement and control of all risks the Bank faces. Also, supervises the risk measurement and control systems.
C.ALCO and Market Committee
The main functions of the ALCO (Asset and liabilities committee) are to monitor and control the structural risks of the balance, such as limits of exposure to inflation, interest rate risk, capital and liquidity funding levels. Also, review the behavior of relevant local and international markets and local monetary policies.
D.Designation Committee
This committee constantly reviews and applies the policies and designation processes of those positions defined as “key positions” in particular, as well as the review of these with respect to the other members of the organization in general.
E.Remuneration Committee
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
Risk management
Banco Santander Chile has a solid risk culture known as Risk Pro, which defines how risks are understood and managed daily based on the principle that all employees are responsible for risk management. Therefore, their classification is fundamental for effective management and control. All identified risks are to be linked to their according risk category to organise their management, control and related information. Banco Santander Chile’s risk classification enables effective risk management, control and communication. Its corporate risk framework includes the following:
•Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:
-Foreign exchange risk: this arises as a consequence of exchange rate fluctuations among currencies.
-Interest rate risk: this arises as a consequence of fluctuations in market interest rates.
-Price risk: this arises as a consequence of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all the instruments negotiated in the market.
-Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UFs.
•Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party.
•Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.
•Operational risk: the risk of loss due to inadequate or failed internal processes, people or systems or external events, and have legal, regulatory and reputational effect.
•Capital risk: this is the risk that the Bank may have an insufficient amount and/or quality of capital to meet the minimum regulatory requirement to operate as a bank, respond to market expectations regarding its creditworthiness, and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
Risk governance
The Bank has a robust risk governance structure that pursues effective control of the risk profile, following the appetite defined by the Board and based on the distribution of roles among the three lines of defence and a strong committee structure, which is reinforced by the Risk Pro culture that applies throughout the organisation.
First line
Business and all other functions that create risk are the first line of defence. These functions must ensure that the risks they generate are aligned with the approved risk appetite and the corresponding limits. Any unit that originates risk has primary responsibility for managing that risk.
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
i.Optimization of the liabilities’ cost, searching the most efficient financing strategies, including bonds’ issuance and bank credit lines.
ii.Management of short and long-term liquidity regulatory limits.
iii.Inflation risk management.
iv.Rate risk management in local and foreign currency.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
The Bank’s internal management to measure market risk is mainly based on analyzing the three following portfolios:
•trading portfolio
•local financial management portfolio
•foreign financial management portfolio
The Treasury Department is responsible for managing the Bank’s trading portfolios and keeping them within the loss limits, calculated and estimated by the Market Risk Management. The trading portfolio (measured at fair value through profit and loss) is comprised of investments valued at fair market value and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intention of selling them in the short term to benefit from short–term price fluctuations. The trading portfolio also includes the Bank’s exposure to foreign currency. The financial management portfolios include all the financial investments not considered to be part of trading portfolio.
The main functions in connection with trading portfolio include the following:
i.applies the “Value at Risk” (VaR) techniques to measure interest rate risk,
ii.adjust the trading portfolios to market and measure the daily income and loss from commercial activities,
iii.compare the real VaR with the established limits,
iv.establish procedures to prevent losses in excess of predetermined limits, and
v.furnishes information on the trading activities to the ALCO, other members of the Bank’s management, and the Global Risk Department of Banco Santander Spain.
The main functions in connection with financial management portfolios include the following:
i.performs sensitivity simulations (as explained below) to measure interest rate risk for activities denominated in local currency and the potential losses forecasted by these simulations.
ii.provide daily reports thereon to the ALCO, other members of the Bank’s management, and the Global Risk Department of Banco Santander Spain.
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
We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2024, 2023 and 2022, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
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
In addition, the VaR methodology should be interpreted taking into consideration the following limitations:
•Changes in market rates and prices may not be independent and identically distributed random variables and may not have a normal distribution. In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;
•The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate. In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;
•A 1-day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day, It would not be possible to liquidate or cover all the positions in a single day;
•The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;
•The use of a 99% level of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and
•A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses,
We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. In both 2024 and 2023, the Bank has remained within the maximum limit established for the VaR, even in those circumstances in which actual VaR exceed the estimated VaR.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
High, low and average levels for each component for 2024 and 2023 were as follows:

VaR	2024 USD millions	2023 USD millions
Consolidated
High	4.06	6.81
Low	1.47	2.61
Average	2.40	4.09

Fixed-income investments
High	3.33	5.06
Low	1.41	2.11
Average	2.23	3.15

Variable-income investments
High	-	-
Low	-	-
Average	-	-

Foreign currency investments
High	3.93	5.79
Low	0.18	0.23
Average	1.55	2.20
Market risk - local and foreign financial management
The Bank’s financial management portfolio includes most of the Bank’s non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.
The Bank uses a sensitivity analysis to measure the market risk of local and foreign currencies (not included in the trading portfolio). The Bank performs a simulation of scenarios, which will be calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 bps in all its segments) and their value in the base scenario (current market). All the inflation–indexed local currency (UF) positions are adjusted by a sensitivity factor of 0.57, which represents a 57-basis, point change in the rate curve for the real rates and a 100-basis point change for the nominal rates. The same scenario is performed for the net foreign currency positions and the interest rates in U.S. dollars. The Bank has also established limits in regard to the maximum loss which these interest rate movements could impose on the capital and net financial income budgeted for the year.
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
•The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.
•This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.
•The model does not take into account the sensitivity of volumes which results from interest rate changes.
•The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.
Market risk – Financial management portfolio – December 31, 2024 and 2023

	2024		2023
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial management portfolio – local currency (MCh$)
Loss limit	138,957	373,566	124,904	353,718
High	49,174	170,622	79,657	173,389
Low	482	87,335	41,151	88,382
Average	20,482	136,617	62,740	133,464
Financial management portfolio – foreign currency (USD millions)
Loss limit	178,937	198,819	157,400	174,889
High	13,104	61,137	17,775	91,935
Low	442	47,615	227	53,436
Average	5,169	53,651	9,718	70,397
Financial management portfolio – consolidated (in MCh$)
Loss limit	138,957	373,566	124,904	353,718
High	46,970	357,867	75,816	283,550
Low	—	279,293	34,663	246,664
Average	19,678	311,333	64,477	268,776
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
•Interest rate risk
•Currency Risk
•Indexation Risk
•Currency Options Risk

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
The following table illustrates the exposure to market risk. The maximum exposure to long-term interest rate risk is 35% of the regulatory capital and is approved by the Board of Directors. The maximum exposure to short-term interest rate risk is 55% of net interest income and readjustments plus interest rate sensitive commissions:

	As of december 31,
	2024	2023
	MCh$	MCh$
Market risk – trading protfolio
Exposure to rate risk	459,161	371,203
Exposure to currency risk	13,931	9,130
Interest rate option risk	-	-
Currency option risk	4,284	3,167
Total exposure of trading portfolio	477,376	383,500
10% of RWA	596,720	479,374
Subtotal	1,074,096	862,874
Limit = Regulatory capital	6,961,316	6,978,733
Available margin	5,887,220	6,115,859

Market risk – short-term financial management portfolio
Short Term Exposure to Interest Rate Risk	95,219	97,410
Exposure to Inflation Risk	149,306	161,222
Short-term exposure of financial management portfolio	244,525	258,632
Limit = 35% net (net income from interest and readjustments + interest rates sensitive commissions)	909,152	575,483
Available margin	664,627	316,851

Market risk – long-term financial management portfolio
Long Term Exposure to Interest Rate Risk	697,405	1,057,637
Limit = 35% Regulatory capital	2,436,461	2,442,556
Available margin	1,739,056	1,384,919
IBOR – reform
In 2013, the IOSCO Principles for Financial Benchmarks were published with the aim of creating an overarching framework for the development of reference index. Subsequently, the FSB established an Official Sector Steering Group (OSSG) which worked in monitoring and supporting the implementing interest rate benchmark reforms and facilitate the transition away from LIBOR. Since then, different working groups worked to recommend alternative index for EONIA (Euro Overnight Index Average) and LIBOR (London Interbank Offered Rates).
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
In March 5, 2021, the Financial Conduct Authority (FCA) announced the cessation or loss of representativeness of the LIBOR benchmarks, published by ICE Benchmark Administration (IBA).
In July 2023, the global financial industry marked a significant milestone as the long anticipated transition away from LIBOR. This transition has been a comprehensive and collaborative effort involving market participants, regulatory authorities and industry bodies.
Since 2023, the Bank focused on monitoring the adequate transition of the pending to migrate loan operations, which was performed on the next interest settlement date, after the signing of the new contract referenced to SOFR or term-SOFR. As of the date, all contracts referenced to USD LIBOR have been renegotiated and all migrations have been successfully performed, thus the use of the synthetic USD LIBOR has not been necessary.
On 30 September 2024, the remaining synthetic LIBOR settings were published for the last time and all 35 LIBOR settings ceased permanently. This marks the final step in the global transition away from LIBOR. The cessation follows an extended transition period, during which financial institutions, corporates, and regulators have moved away from USD LIBOR to alternative rates such as the Secured Overnight Financing Rate (SOFR).

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
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
The Board of Directors has delegated the responsibility for credit risk management to the Integral Risk Committee, as well as to the Bank’s risk departments, whose roles are summarised below:
•Formulate credit policies by consulting with the business units, meeting requirements of guarantees, credit evaluation, risk rating and submitting reports, documentation and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.
•Establish the structure to approve and renew credit requests. The Bank structures credit risks by assigning limits to the concentration of credit risk in terms of individual debtor, debtor group, industry segment and country.
•Limit concentrations of exposure to customers or counterparties in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating and liquidity.
•Approval levels are assigned to the corresponding officials of the business unit (commercial, consumer, SMEs) to be exercised by that level of management. In addition, those limits are continually revised. Risk evaluation team at the branch level interact on a regular basis with customers; however, for larger credit requests, the risk team from the head office and the Executive Risk Committee works directly with customers to assess credit risks and prepare risk requests.
•Develop and maintain the Bank’s credit risk classifications for the purpose of classifying risks according to the degree of exposure to financial loss that is exhibited by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.
•Revise and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits prior to loan approvals for customers or prior to the acquisition of specific investments. Credit renewal and reviews are subject to similar processes.
Credit Approval: Loans approved on an individual basis
In preparing a credit proposal for a corporate client whose loans are approved on an individual basis, Santander-Chile’s personnel verify such parameters as debt servicing capacity (typically including projected cash flows), the company’s financial history and projections for the economic sector in which it operates. The Risk Division is closely involved in this process and prepares the credit application for the client. All proposals contain an analysis of the client, a rating and a recommendation. Credit limits are determined not on the basis of outstanding balances of individual clients, but on the direct and indirect credit risk of entire financial groups. For example, a corporation will be evaluated together with its subsidiaries and affiliates.
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
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
a.Definition of default and cure
The Bank considers a financial instrument defaulted and therefore Stage 3 for ECL calculations when the past-due amounts of an exposure exceed materiality thresholds for 90 or more consecutive days.
As a part of a qualitative assessment of whether a customer is in default, the Bank also considers a variety of instances that may indicate unlikeliness to pay. Such events include:
•Restructured operations over 90 days.
•Pulling effect (defined as the entire outstanding amount on any loan which has an instalment 90 days or more past due)
•Operations with claimed’s amounts or its reimbursement has been judicially required by the entity
•The debtor (or any legal entity within the debtor’s group) filing for bankruptcy application/protection
•A material decreases in the underlying collateral value where the recovery of the loan is expected from the sale of the collateral
•Internal rating of the borrower indicating default or near default
•The borrower requesting emergency funding from the Bank
•The borrower having past due liabilities to public creditors or employees
•A material decreases in the borrower’s turnover or the loss of a major customer
•A covenant breach not waived by the Bank
•Debtor’s listed debt or equity has been suspended at the primary exchange because of rumors or facts about financial difficulties
Operations that not meet the conditions of Default must stay in probation period for 92 days, after that will be cured.
b.Internal rating and PD estimation
The Bank’s Credit Risk Department operates its internal rating models. The models incorporate both qualitative and quantitative information and, in addition to information specific to the borrower utilize supplemental external information that could affect the borrower’s behavior. The internal credit grades are assigned based on the internal scoring policy, PDs are then adjusted for IFRS 9 ECL calculations to incorporate forward looking information and the IFRS 9 Stage classification of the exposure.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
The following table shows quality assets and its related provision, based on our internal scoring policy as of December 31, 2024 and 2023:

December 31, 2024
Corporate loans
Corporate Portfolio	Stage 1	Stage 2	Stage 3	Total Corporate	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance (*)	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	29,920	-	-	29,920	0.07%	1	-	-	1	0.00%
A2	656,322	-	-	656,322	1.59%	314	-	-	314	0.03%
A3	2,264,646	53,680	-	2,318,326	5.61%	1,901	307	-	2,208	0.19%
A4	2,487,497	36,047	-	2,523,544	6.11%	3,567	268	-	3,835	0.32%
A5	2,749,203	41,239	777	2,791,219	6.75%	6,645	1,046	63	7,754	0.65%
A6	2,121,986	90,538	158	2,212,682	5.35%	9,236	2,849	41	12,126	1.02%
B1	613,063	192,023	-	805,086	1.95%	4,458	9,526	-	13,984	1.17%
B2	19,332	134,107	-	153,439	0.37%	143	7,416	-	7,559	0.63%
B3	-	136,901	2,500	139,401	0.34%	-	7,545	696	8,241	0.69%
B4	-	65,613	33,129	98,742	0.24%	-	3,598	7,725	11,323	0.95%
C1	-	29,632	185,235	214,867	0.52%	-	2,771	60,382	63,153	5.30%
C2	-	23,450	112,479	135,929	0.33%	-	1,052	27,208	28,260	2.37%
C3	-	1,785	66,545	68,330	0.17%	-	237	28,343	28,580	2.40%
C4	-	1,600	132,213	133,813	0.32%	-	105	59,724	59,829	5.02%
C5	-	1,710	97,139	98,849	0.24%	-	302	67,170	67,472	5.66%
C6	-	4,139	129,079	133,218	0.32%	-	300	105,471	105,771	8.87%
Subtotal	10,941,969	812,464	759,254	12,513,687	30.28%	26,265	37,322	356,823	420,410	35.25%

	Other loans
	Stage 1	Stage 2	Stage 3	Total Other loans	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Other Commercial	4,321,411	527,752	489,587	5,338,750	12.92%	47,042	34,834	183,118	264,994	22.22%
Mortgage	14,762,656	1,944,932	852,181	17,559,769	42.49%	10,347	60,330	155,693	226,370	18.98%
Consumer	4,928,084	679,756	303,798	5,911,638	14.31%	58,679	87,609	134,628	280,916	23.55%
Subtotal	24,012,151	3,152,440	1,645,566	28,810,157	69.72%	116,068	182,773	473,439	772,280	64.75%
Total	34,954,120	3,964,904	2,404,820	41,323,844	100.00%	142,333	220,095	830,262	1,192,690	100.00%
(*)Include MCh$165,935 of ECL allowance calculated on an Individual basis.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued

December 31, 2023
Corporate loans
Corporate Portfolio	Stage 1	Stage 2	Stage 3	Total Corporate	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance (*)	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	28,006	-	-	28,006	0.07%	3	-	-	3	0.00%
A2	785,654	-	-	785,654	1.93%	452	-	-	452	0.04%
A3	2,803,228	29,491	-	2,832,719	6.94%	1,982	138	-	2,120	0.18%
A4	2,482,922	12,265	-	2,495,187	6.11%	2,474	60	-	2,534	0.22%
A5	2,732,502	47,927	765	2,781,194	6.81%	5,825	668	62	6,555	0.57%
A6	2,055,756	106,770	-	2,162,526	5.30%	8,905	2,227	-	11,132	0.97%
B1	331,242	285,756	106	617,104	1.51%	3,787	11,137	58	14,982	1.30%
B2	23,222	165,717	1,201	190,140	0.47%	242	7,717	289	8,248	0.72%
B3	-	98,961	5,618	104,579	0.26%	-	4,990	2,135	7,125	0.62%
B4	-	64,864	32,177	97,041	0.24%	-	3,682	8,656	12,338	1.07%
C1	-	36,299	178,279	214,578	0.53%	-	3,104	59,363	62,467	5.43%
C2	-	8,595	77,832	86,427	0.21%	-	733	25,793	26,526	2.31%
C3	-	4,612	99,892	104,504	0.26%	-	550	35,077	35,627	3.10%
C4	-	2,385	104,054	106,439	0.26%	-	311	45,025	45,336	3.94%
C5	-	1,182	110,548	111,730	0.27%	-	191	70,909	71,100	6.18%
C6	-	1,940	112,428	114,368	0.28%	-	206	95,689	95,895	8.34%
Subtotal	11,242,532	866,764	722,900	12,832,196	31.44%	23,670	35,714	343,056	402,440	35.00%

	Other loans
	Stage 1	Stage 2	Stage 3	Total other loans	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Other Commercial	4,375,334	486,303	446,264	5,307,901	13.01%	37,913	31,921	187,322	257,156	22.36%
Mortgage	14,635,723	1,713,185	724,531	17,073,439	41.83%	8,651	53,371	154,111	216,133	18.79%
Consumer	4,512,156	790,276	295,918	5,598,350	13.72%	57,429	83,897	132,936	274,262	23.85%
Subtotal	23,523,213	2,989,764	1,466,713	27,979,690	68.56%	103,993	169,189	474,369	747,551	65.00%
Total	34,765,745	3,856,528	2,189,613	40,811,886	100.00%	127,663	204,903	817,425	1,149,991	100.00%
(*)Include MCh$155,903 of ECL allowance calculated on an Individual basis.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
In relation to the credit quality of the investment portfolio, local regulations establish that banks are able to hold only local and foreign fixed–income securities except in certain cases. Additionally, Banco Santander-Chile has internal policies to ensure that only securities approved by the Market Risk department, which are stated in the documents “APS” – Products and underlying Approval, are acquired. The Credit Risk Department sets the exposure limits to those approved APS’s. The APS is updated on daily basis. As of December 31, 2024, 99% our total investment portfolio corresponds to securities issued by the Chilean Central Bank, Chilean Treasury and US Treasury notes.
c.Exposure at default
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
d.Loss given default
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
Further recent data and forward-looking economic scenarios are used in order to determine the IFRS 9 LGD rate for each group of financial instruments. Under IFRS 9, LGD rates are estimated for the Stage 1, Stage 2, Stage 3 IFRS 9 segment's of each asset class. The inputs for these LGD rates are estimated and, where possible, calibrated through back testing against recent recoveries. These are repeated for each economic scenario as appropriate.
e.Significant increase in credit risk (SICR)
The Bank continuously monitors all assets subject to ECLs. In order to determine whether an instrument or a portfolio of instruments is subject to 12-month ECL or Lifetime ECL, the Bank assesses whether there has been a significant increase in credit risk since initial recognition.
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
Threshold = Lifetime PD (at reporting date) – Lifetime PD (at origination)
Since December 2023 to November 2024, the Bank has applied the following threshold of significant increase in credit risk (SICR). In December 2023 this update generated an impact of MCh$ 863 a decrease of ECL allowance

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued

The criteria exposed above were applied for most of the year, however, in November 2024, the threshold of significant increase in credit risk (SICR) was updated, generating an increase of ECL allowance amount of MCh$ 353. The new criteria are exposed:

Other commercial				Corporate loans
Mortgages	Other loans	Revolving (Credit cards)	SME	SME	Middle market	Corporate and Investment Banking
17.61%	30.53%	12.28%	30.53%	14.20%	15.41%	Santander Group criteria

In December 2023, the Bank performed a recalibration of the Significant Increase in Credit Risk (SICR) process, which covers the classification of contracts in Stages 1 and 2, moreover the Bank implement both type of thresholds (absolute and relative) for SICR assessment, using OR criteria (before was based on AND criteria). This recalibration was implemented at the end of 2023. The impact of the adjustment above described increase ECL allowance for an amount of MCh$ 22,175 and increase EAD in Stage 2 for an amount of MCh$ 1,723,190.
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
f.Expected credit losses measurement
Expected credit losses are a probability-weighted estimate of credit losses over the expected life of the financial instrument. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. Because expected credit losses consider the amount and timing of payments, a credit loss arises even if the entity expects to be paid in full but later than when contractually due.
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
The allowances determined under a “Discounted Cash Flow Methodology” must take into account the financial information of the debtor, including available business strategies, as well as collateral associated with that debtor. The recovery analysis includes the following scenarios:
-Recovery of a possible sale of collateral.
-Recovery on the basis of common commercial activities (commercial plan).
The following table shows the allowance and assets before allowance of the loans that meet the conditions:

	2024	2023
	MCh$	MCh$
Loans and account receivable	382,737	347,477
Allowance for ECL – discounted cash flow methodology	165,935	155,903
As of December 31, 2024, the expected credit losses related to corporate commercial loans includes MCh$165,935 measured from cash flow discounted methodology (MCh$155,903 in 2023).
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

	2024	2023
	MCh$	MCh$
Loans and account receivable (commercial, mortgage and consumer loans)	40,941,107	40,464,409
Allowance for ECL – collective basis	1,026,755	994,088
As of December 31, 2024, the Bank maintains MCh$ 89,994 in residual overlays, to cover certain defaulted loans from mortgage and other commercial portfolios.
As of December 31, 2024, the Bank has released part of the post-model adjustment (overlay) recorded at the end of 2023 (MCh$ 93,614) due to improvement on the macro economical forward-looking information and scenarios and better behavior on SCIB clients.
g.Corporate and other commercial loans
In order to meet the objective of recognising lifetime expected credit losses for significant increases in credit risk since initial recognition, it is necessary to group or sub-group financial instruments, even if evidence of such significant increases in credit risk at the individual instrument level is not yet available.
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
During 2024, and as part of the normal review process, the Bank has made minor adjustments to the internal rating models, in order to improve its ability to adequately detect the risk profile of the clients individually evaluated.
h.Modified loans
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
If the modification results in derecognition, then the modified asset is a new asset. The following table shows modification that results in deregonition and therefore and new operations:

	As of December 31, 2024				As of December 31, 2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount	34,954,120	3,964,904	2,404,820	41,323,844	34,765,745	3,856,528	2,189,613	40,811,886
Modified loans	-	814,092	1,236,176	2,050,268	-	739,474	1,026,843	1,766,317
%	-	20.53%	51.40%	4.96%	-	19.17%	46.90%	4.33%

ECL allowance	142,333	220,095	830,262	1,192,690	127,663	204,903	817,425	1,149,991
Modified loans		52,474	403,125	455,599	-	48,419	360,975	409,394
%	-	23.84%	48.55%	38.20%	-	23.63%	44.16%	35.60%
i.Macro economical forward-looking information and scenarios
In November 2024, the Bank decided not to update the macro-economic information and scenarios, the main reason is that the macro-economic scenarios projected to 2027, compared to those of 2026, do not present diametrically different projections.
The annual growth forecasts for the most relevant macroeconomic variables for each of our scenarios mainly used during 2024 are the same used in 2023, and are as follows:

	Average estimates 2024
	Unfavorable scenario 2	Unfavorable scenario 1	Base scenario	Favorable scenario 1	Favorable scenario 2
Chilean Central Bank interest rates	0.85%	2.32%	4.25%	6.18%	7.65%
Unemployment rate	10.03%	8.89%	7.40%	5.91%	4.77%
Housing Price growth	(1.02)%	0.62%	2.78%	4.94%	6.59%
GDP growth	(0.80)%	1.10%	3.58%	6.06%	7.97%
Consumer Price Index	1.07%	0.67%	3.00%	5.33%	7.07%

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
The ECL allowance sensibility to future macro-economic conditions is as follows:

	As of December 31,
	2024	2023
	MCh$	MCh$
Reported ECL allowance	1,193,854	1,150,116
Gross carrying amount	41,399,911	40,917,268

Reported ECL Coverage	2.81%	2.81%

ECL amount by scenarios
Favorable scenarios 2	1,013,732	970,411
Favorable scenarios 1	1,082,296	1,032,708
Base scenarios	1,158,397	1,104,368
Unfavorable scenarios 2	1,234,421	1,176,477
Unfavorable scenarios 2	1,284,831	1,224,340

Coverage ratio by scenarios
Favorable scenarios 2	2.45%	2.37%
Favorable scenarios 1	2.61%	2.52%
Base scenarios	2.80%	2.70%
Unfavorable scenarios 2	2.98%	2.88%
Unfavorable scenarios 2	3.10%	2.99%

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
j.Analysis of risk concentration
The following table shows the risk concentration by industry, and by stage before ECL allowance of loans and account receivable from customers and Interbak loans at amortised cost:

	As of December 31,
	2024				2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Agriculture and livestock	427,626	67,010	81,628	576,264	478,676	70,687	74,110	623,473
Fruit cultivation	404,013	93,737	114,766	612,516	444,600	107,445	94,564	646,609
Forest	122,759	10,480	19,542	152,781	108,232	10,901	20,390	139,523
Fishing	389,857	3,876	6,904	400,637	290,978	14,655	7,763	313,396
Mining	454,735	5,817	6,595	467,147	228,565	5,578	7,656	241,799
Oil and natural gas	11,040	277	208	11,525	3,146	199	191	3,536
Manufacturing Industry:
Food, beverages and tobacco	296,297	25,383	19,684	341,364	301,193	15,366	25,278	341,837
Textile, leather and footwear	64,297	6,236	9,262	79,795	64,068	5,679	7,345	77,092
Wood and furniture	83,304	1,827	6,656	91,787	78,856	2,438	6,894	88,188
Cellulose, paper and printing	51,886	7,925	4,773	64,584	61,702	9,035	4,995	75,732
Chemicals and petroleum derivatives	129,701	1,415	1,223	132,339	108,011	3,187	1,306	112,504
Metallic, non-metallic, machinery, or other	365,864	13,202	17,924	396,990	319,322	13,870	21,715	354,907
Other manufacturing industries	214,957	11,143	21,523	247,623	194,742	19,248	19,392	233,382
Electricity, gas, and wáter	747,969	52,240	5,025	805,234	910,813	10,497	5,032	926,342
Home building	206,906	12,840	28,582	248,328	164,118	29,377	23,118	216,613
Non-residential construction	512,234	20,843	29,644	562,721	472,579	28,395	48,231	549,205
Wholesale trade	1,560,877	104,488	171,345	1,836,710	1,420,083	105,396	163,872	1,689,351
Retail trade, restaurants and hotels	1,367,697	79,765	105,453	1,552,915	1,501,379	74,975	87,365	1,663,719
Transport and storage	693,354	50,741	55,381	799,476	600,729	56,933	54,860	712,522
Telecommunications	504,811	17,183	10,265	532,259	450,555	16,341	7,261	474,157
Financial services	610,158	33,019	1,135	644,312	575,666	2,656	912	579,234
Real estate services	2,010,898	205,007	153,315	2,369,220	2,237,404	231,680	154,694	2,623,778
Social services and other community services	4,032,140	515,762	378,008	4,925,910	4,602,449	518,529	332,220	5,453,198
Subtotal	15,263,380	1,340,216	1,248,841	17,852,437	15,617,866	1,353,067	1,169,164	18,140,097

Mortgage loans	14,762,656	1,944,932	852,181	17,559,769	14,635,723	1,713,185	724,531	17,073,439
Consumer loans	4,928,084	679,756	303,798	5,911,638	4,512,156	790,276	295,918	5,598,350
Total	34,954,120	3,964,904	2,404,820	41,323,844	34,765,745	3,856,528	2,189,613	40,811,886

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
The following table shows past due information related to loans and account receivable from customers and Interbak loans at amortised cost, and related ECL allowance:

	As of December 31, 2024
	Gross carrying amount				ECL allowance
	Stage 1	Stage 2	Stage 3	TOTAL	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans
Current	31,283	-	-	31,283	1	-	-	1
Commercial loans
Current	15,183,222	1,150,507	363,076	16,696,805	68,684	51,797	114,622	235,103
1-30 days past due	45,590	124,071	89,139	258,800	4,449	12,171	26,294	42,914
31-90 days past due	3,285	65,549	97,072	165,906	173	8,166	27,564	35,903
Over 90 days past due	-	89	699,554	699,643	-	22	371,461	371,483
Mortgage loans
Current	14,746,681	1,385,985	234,901	16,367,567	7,403	30,391	28,974	66,768
1-30 days past due	12,809	362,378	85,437	460,624	2,358	13,182	13,452	28,992
31-90 days past due	3,166	196,569	140,323	340,058	586	16,757	22,938	40,281
Over 90 days past due	-	-	391,520	391,520	-	-	90,329	90,329
Consumer loans
Current	4,903,711	455,722	69,745	5,429,178	52,683	34,770	29,390	116,843
1-30 days past due	21,323	135,203	29,654	186,180	5,638	27,780	12,065	45,483
31-90 days past due	3,050	88,115	81,657	172,822	358	24,865	35,037	60,260
Over 90 days past due	-	716	122,742	123,458	-	194	58,136	58,330
Total	34,954,120	3,964,904	2,404,820	41,323,844	142,333	220,095	830,262	1,192,690

	As of December 31, 2023
	Gross carrying amount				ECL allowance
	Stage 1	Stage 2	Stage 3	TOTAL	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans
Current	68,440			68,440	2			2
Commercial loans
Current	15,505,706	1,181,694	362,298	17,049,698	58,096	49,896	119,514	227,506
1-30 days past due	41,357	102,214	90,367	233,938	3,357	9,164	33,921	46,442
31-90 days past due	2,363	69,159	166,427	237,949	128	8,575	57,548	66,251
Over 90 days past due	-	-	550,072	550,072	-	-	319,395	319,395
Mortgage loans
Current	14,612,117	1,285,324	222,874	16,120,315	8,224	34,149	39,964	82,337
1-30 days past due	19,150	278,114	101,086	398,350	327	11,923	21,627	33,877
31-90 days past due	4,456	149,747	192,972	347,175	100	7,299	37,612	45,011
Over 90 days past due	-	-	207,599	207,599	-	-	54,908	54,908
Consumer loans
Current	4,492,189	561,846	61,444	5,115,479	54,038	32,294	26,654	112,986
1-30 days past due	18,497	133,011	26,198	177,706	3,150	25,139	10,968	39,257
31-90 days past due	1,470	95,419	94,189	191,078	241	26,464	39,259	65,964
Over 90 days past due	-	-	114,087	114,087	-	-	56,055	56,055
Total	34,765,745	3,856,528	2,189,613	40,811,886	127,663	204,903	817,425	1,149,991

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
k.Collateral and other credit enhancement
Banco Santander controls the credit risk using collateral in its operations. Each business unit is responsible for credit risk management and formalizes the use of collateral in its lending policies. Guidelines are in place covering the acceptability and valuation of each type of collateral.
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
Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. The main type of collateral obtained are the following:
•For securities lending and reverse repurchase transactions, cash or securities
•For corporate and small business lending, charges over real estate properties, inventory and trade receivables and, in special circumstances, government guarantees
•For retail lending, mortgages over residential properties
The following table show the maximum exposure to credit risk by class of financial asset, associated collateral and the net exposure to credit risk:

	As of December 31,
	2024				2023
	Maximum exposure to credit risk	Collateral	Net exposure	Associated ECL	Maximum exposure to credit risk	Collateral	Net exposure	Associated ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans	31,283	11	31,272	1	68,440	3,677	64,763	2
Commercial loans	17,821,154	10,014,312	7,806,842	685,403	18,071,657	9,893,336	8,178,321	659,594
Mortgage loans	17,559,769	17,367,966	191,803	226,370	17,073,439	16,589,333	484,106	216,133
Consumer Loans	5,911,638	558,906	5,352,732	280,916	5,598,350	586,050	5,012,300	274,262
Contingent loans exposure	2,850,495	467,467	2,383,028	18,389	2,701,525	378,648	2,322,877	21,105
Total	44,174,339	28,408,662	15,765,677	1,211,079	43,513,411	27,451,044	16,062,367	1,171,096
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
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
As of December 31, 2024, assets received or awarded in lieu of payment amounted to Ch$42,463 million (gross amount: Ch$42,489 million; allowance: Ch$26 million). As of December 31, 2023, assets received or awarded in lieu of payment amounted to Ch$35,622 million (gross amount: Ch$36,804 million; allowance: Ch$1,182 million).
l.Maximum exposure to credit risk
Financial assets and off-balance sheet commitments
For financial assets recognised in the Consolidated Statements of Financial Position, maximum credit risk exposure equals their carrying value. Below is the distribution by financial asset and off-balance sheet commitments of the Bank’s maximum exposure to credit risk as of December 31, 2024 and 2023, without deduction of collateral, security interests or credit improvements received:

		As of December 31,
		2024	2023
	Note	MCh$	MCh$
Deposits in banks	4	2,695,560	2,723,282
Cash items in process of collection	4	572,552	812,524
Financial assets for trading at FVTPL	5
Financial derivative contracts		12,309,770	10,119,486
Financial assets held for trading		329,327	98,308
Financial assets at FVOCI	6
Debt financial instruments		2,687,485	4,536,025
Other financial instruments		74,903	105,257
Financial derivative contracts for hedge accounting	7	843,628	605,529
Financial assets at amortised cost	8
Debt financial instruments		5,176,005	8,176,895
Interbank loans		31,282	68,438
Loans and account receivable at amortised cost /		40,099,872	39,593,457
Off-balance commitments:
Letters of credit issued		308,407	262,496
Foreign letters of credit confirmed		2,208,507	1,641,510
Performance guarantees		10,352,459	9,490,141
Available credit lines		365,932	494,104
Personal guarantees		406	813
Other irrevocable credit commitments		194,801	313,505
Total		78,250,896	79,041,770

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
Foreign derivative contracts
As of December 31, 2024, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 3 million or 25% of its assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.
Below, our foreign exposure for those countries classified above 1 and represents our majority of exposure to categories other than 1. As of December 31, 2024, considering fair value of derivative instruments.

Counterpart	Country	Classification	Derivative instruments (market adjusted)	Deposits	Loans	Financial Investments	Total Exposure
			USD millions
Santander Bank Hong Kong	Hong Kong	2	-	1	7	-	8
Santander Bank Mexico	Mexico	3	2	-	-	-	2
Santander Bank EEUU *	EEUU	1	37	130	-	-	167
Santander UK PLC	UK	1	-	2	-	-	2
*Includes BSCH SA New York and Santander Investment Securites
Our exposure to Banco Santander Spain is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted)	Deposits	Loans	Financial Investments	Total Exposure
Banco Santander España	Spain	1	1	5	-	-	6
The total amount of the exposure to derivative instruments must be compensated daily with collateral and, therefore, there is no credit exposure.
As of December 31, 2024, we had no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
The Bank has classification tools that allow it to group the credit quality of transactions or customers. Additionally, the Bank has historical databases that keep this internally generated information to study how this probability varies. Classification tools vary according to the analyzed customer (commercial, consumer, SMEs, etc.).
Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
	MCh$	MCh$
Non-impaired financial assets
Properties/mortgages	27,463,548	29,279,845
Investments and others	11,083,172	5,300,893
Impaired financial assets
Properties/ mortgages	3,162,938	2,444,084
Investments and others	354,348	293,347
Total	42,064,006	37,318,169
Credit risk mitigation techniques
The Bank applies various methods of reducing credit risk, depending on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (i.e., real estate guarantees) while others apply to groups of transactions (i.e., netting and collateral arrangements).
m.PD scaling
The PD scaling applies for the Corporate loans (SME and Middle Market portfolio), which consists of replicating the PD escalation used today in the CIB portfolio, for the SME and Middle Market portfolio in Stage 1 and Stage 2.
PD scaling allows the annual PD of the last period to be weighted by the residual real months, that is, if:
a.If the operation has a residual term of 2 years and is in stage 1, there is no change.
b.     If the operation has a residual term of 2.5 years and is in stage 2, there will be a benefit for the last period. (6/12)
c.     If the operation has a residual term of 1 month, regardless of the stage, there will be a benefit (1/12)
LIQUIDITY RISK
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
The Financial Management area manages liquidity risk using a portfolio of liquid assets to ensure that the Bank always maintains enough liquidity to cover short-term fluctuations and long-term financing, complying with internal regulatory liquidity requirements. The Financial Management area is informed by all units of the Bank about the liquidity profile of their financial assets and liabilities, as well as the composition of any other projected cash flows arising from future businesses. Based on this information, Financial Management area maintains a portfolio of short-term liquid assets, composed mainly of liquid investments, loans and advances to other banks, to ensure that the Bank has sufficient liquidity. The liquidity required by the business units are covered by short-term transfers from Financial Management to cover short-term fluctuations and long-term financing to cover structural liquidity needs.
The Board establishes limits on a minimum portion of available funds close to maturity to fulfill payments and on a minimum level of interbank operations and other loan facilities that should be available to cover transfers at unexpected demand levels. This is constantly reviewed by the Assets and liabilities Committee, who has to monitor the strategies for liquidity risk management. Additionally, the Bank must comply with the regulation limits established by the FMC for maturity mismatches.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
The limit establishment is as dynamic process that address the level of acceptable risk appetite defined by the Bank and its entities. The limit system allows knowing at all times the level of exposure of each entity liquidity risks. In addition, the Bank includes alert indicators by concentration of: counterparties, type of products and terms, with the objective of diversifying the sources of financing and its maturity structure.
The Bank monitors liquidity position on a daily basis, determining the future inflows and outflows. Also, at the month-end, stress tests are performed, considering different scenarios in normal market conditions and fluctuation market conditions (stress).
The Bank has a structure of internal liquidity limits that must be met at all times by Financial Management and Treasury. The Market Risk Management calculates and control the consumption of internal limits as well as verifies their compliance and communicates the status to senior management and the Board of Directors.
At the beginning of the year, the limits are proposed by the Market Risk Management, approved in the ALCO Committee and ratified at the highest level.
The liquidity limits and early warning indicators and management measures defined internally can be grouped as follows:
•Limits associated with concentration and mismatches of cash flows and liquidity of the Bank’s operations.
•Liquidity Management Tools, which is a Structural liquidity or Financing Chart, whose objective is to determine the Bank’s structural liquidity position and allow active management, is an essential mechanism to ensure permanently the assets’s financing in optimal conditions.
•Early warning indicators associated with risks concentration and used as detection and anticipation tool of potential liquidity stress situations and, if necessary, the activation of the Liquidity Contingency Plan
The Market Risk Management establishes and updates the Liquidity Management Policy (PAL). The review and update is performed once a year. However, at any time it could be updated upon request, if any of the areas involved by the PAL have identified a required modification. The PAL is approved by the Board of Directors.
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
Measurement and control of liquidity risk
1.Term mismatches subject to regulatory limits
The Regulatory Liquidity Ratio measures the mismatches of the inflows and outflows in relation to regulatory capital. In accordance with current regulations, the 30-day mismatch cannot exceed once the regulatory capital of the Bank, both for national and foreign currency, and the 90-day mismatch cannot exceed it twice.
2.Monitoring indicators and liquidity ratio subject to regulatory limits
An important component for liquidity risk management is High Quality Liquid Assets (ALAC). These are balance sheet assets, mainly financial investments that are not pledged as collateral, with low credit risk, and with a deep secondary market.
These assets are divided into three levels in accordance with Basel III standards, with Level 1 assets being the most liquid and Level 3 assets being the least liquid. Level 1 assets are bonds from Chilean Goverment entities, Central Bank bonds and United States Treasury bonds.

	As of December 31,
ALAC	2024	2023
	MCh$	MCh$
Level 1: cash and cash equivalent	2,416,812	1,969,547
Level 2: fixed income	7,241,318	6,072,282
Level 2: fixed income	4,517	6,240
Total	9,662,647	8,048,069

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
3.Liquidity Coverage Ratio (LCR)
The Liquidity Coverage Ratio (LCR) is a measurement of liquid assets over 30-day net outflows. It is used by banks globally, as part of the Basel III standards. The requirements were gradually implemented, reaching 100% in 2023.
The objective of the LCR is to promote the short-term resistance of Banks’ liquidity risk profile. The LCR ensures that organizations have an adequate pool of unencumbered, High-Quality Liquid Assets, which can be readily and immediately converted to cash in private markets, in order to meet short-term liquidity needs.

	As of December 31,
Liquidity Coverage Ratio	2024	2023
	%	%
LCR	191	212
Banco Santander Chile’s RCL indicator is above the minimum required. This reflects the conservative liquidity policies imposed by the Board of Directors, through the Assets and Liabilities Committee
4.Net Stable Funding Ratio (NSFR)
The indicator is required by Basel III and provides a sustainable maturity structure for assets and liabilities, thus the banks maintain a stable funding profile in relation to their activities.
The Central Bank and the CMF defined a minimum NSFR level of 60% for 2022, reaching 100% by 2026.

	As of December 31,
Net Stable Funding Ratio	2024	2023
	%	%
NSFR	106	106
5.Information on the liquidity situation according to the requirements of the BCCH
i.Term mismatches
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
Term mismatches will be made on the following time bands:
-First time band: up to 7 days, inclusive
-Second time band: from 8 days to 15 days, inclusive
-Third time band: from 16 days to 30 days, inclusive
-Fourth time band: from 31 days to 90 days, inclusive

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued

	As of December 31, 2024
	Individual			Consolidated
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash flow receivable (assets) and income	2,471,457	1,642,561	1,834,873	2,468,737	1,642,561	1,834,873
Cash flow payable (liabilities) and expenses	2,127,447	2,481,618	2,058,265	2,111,033	2,481,618	2,058,265
Mismatch	344,010	(839,057)	(223,392)	357,704	(839,057)	(223,392)

Mismatch affected by limits			(718,439)			(704,745)
Limits:
1 time capital			4,292,440			4,396,833
Margin available			3,574,001			3,692,088
% used			17%			16%

	As of December 31, 2023
	Individual			Consolidated
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash flow receivable (assets) and income	2,298,917	1,113,501	1,112,052	2,296,445	1,113,501	1,112,052
Cash flow payable (liabilities) and expenses	1,840,243	835,978	1,250,098	1,818,643	835,978	1,250,098
Mismatch	458,674	277,523	(138,046)	477,802	277,523	(138,046)

Mismatch affected by limits			598,151			617,279
Limits:
1 time capital			4,367,159			4,491,893
Margin available			4,965,310			5,109,172
% used			14%			14%
ii.Composition of financing sources
The main sources of financing with third parties are the following:

	As of December 31,
Main sources of financing	2024	2023
	MCh$	MCh$
Deposits and other demand obligations	14,260,609	13,537,826
Time deposits	17,098,625	16,137,942
Bank obligations	4,337,947	10,366,499
Debt instruments issued and regulatory capital	10,737,354	10,423,704
Total	46,434,535	50,465,971
The BCCh has authority to require banks to maintain reserves of up to 40% on average for demand deposits and up to 20% for time deposits to implement monetary measures. Also, if the aggregate amount of demand deposits exceeds 2.5 times the amount of a bank’s regulatory capital, it must maintain a 100% “technical reserve” in Central Bank bonds and notes.
As of December 31, 2024 and 2023, the Central Bank has required to the Bank to maintain a technical reserve of $0 million for both periods.
The volume and composition of liquid assets are presented above. The liquidity coverage ratio is presented above.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
6.Maturity of financial assets and liabilities
The maturity of financial assets and liabilities, and other commercial commitments is disclosed in Note 23.
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
Operational risk management
The operational risk model regulates the necessary elements for adequate management and control of operational risk, aligned with advanced regulatory standards and best management practices, and includes the following phases:
•strategy and planning.
•identification, assessment and monitoring of risks and internal controls.
•implementation and monitoring of mitigation measures.
•availability of information, adequate reports and escalation of relevant issues.
The main operational risk tools used are:
▪Internal events database. Record of operational risk events with financial impact (all losses are recorded, regardless of their amount) or non-financial (such as regulatory impact on customers and/or services). This information:
–allows root cause analysis.
–increases awareness of risks.
–allows escalation of relevant operational risk events to the senior management of the Risk division with maximum immediacy
–facilitates regulatory reporting.
▪Self-assessment of operational risks and controls. Qualitative process that evaluates the main operational risks associated with each function, the situation of the control environment and its assignment to the different functions within the Bank, through the criteria and experience of a group of experts from each function.
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
▪External events database. Quantitative and qualitative information on external operational risk events. The database allows a detailed and structured analysis of the relevant events that have occurred in the sector, the comparison of the loss profile, and the adequate preparation of the self-assessment exercises and scenario analysis.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
▪Analysis of operational risk scenarios. Its objective is to identify events with a very low probability of occurrence that could generate significant losses for the Bank, as well as to establish adequate mitigation measures, through the evaluation and expert opinion of the business lines and risk managers
▪Recommendations from internal audit, external audit and regulators. They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes.
▪A statement establishing that the Bank has the commitment to control and limit non-financial risk events that lead or may lead to financial losses; fraud events, operational and technological incidents; legal and regulatory violations; conduct problems or damage to reputation. Although a certain volume of losses is expected, unexpected high severity losses as a result of control failure are not acceptable.
▪Capital model: a model that includes the Bank’s risk profile, based mainly on information collected in the internal loss database, external data and scenarios. The main application of the model is to determine the economic capital for operational risk and the estimate of expected and stressed losses, which are used in the operational risk appetite.
▪Other specific instruments that make it possible additionally analyze and manage operational risk, including the evaluation of new products and services, the management of business continuity plans, the review and update of the perimeter and review processes of the quality of the operational risk programme.
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
A main pillars is a business continuity management system aimed to guaranteeing the continuity of business processes in the event of a disaster or serious incident. This process identifies potential impacts that threaten the entity and its supplies, and provides the correct protocols and governance that ensure effective response capability. Its main objectives are:
-Protect the integrity of people in a contingency situation.
-Guarantee that the main functions are performed and minimize the impact over clients’services in case of contingency.
-Satisfy the Bank’s obligations with its employees, clients, shareholders and other interest groups.
-Comply with regulatory obligations and requirements.
-Minimize the potential economic losses for the entity and its impact on the business.
-Protect the brand image, credibility and trust in the entity.
-Reduce the operational effects by providing effective procedures, priorities and strategy for the recovery and restoration of business operations after a contingency.
-Contribute to stabilizing the financial system.
The pandemic challenged the frameworks and strategies of the business continuity plans and, although some of the protocols had to be adapted, this crisis showed that the Bank has a robust business continuity management system.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Cybersecurity
It is expected that cybersecurity threats will increase and the financial sector will be one of the main targets. This, together with the greater dependence on digital systems, makes cybersecurity one of the main non-financial risks of the business. For this reason, our objective is to make the Bank a cyber-resilient organization that can resist, detect and respond quickly to cyber-attacks, with constant evolution and improvement of its defences.
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
The Bank has identified those suppliers that could present a higher level of exposure for our operations and for the services provided to our clients and has reinforced monitoring of these suppliers to ensure that:
•They present an adequate control environment, depending on the level of risk of the service they provide.
•There are business continuity plans that guarantee service delivery in case of disruption events.
•They have controls aimed to guaranteeing the protection of sensitive information processed during the provision of the service.
•Contracts and agreements with third parties include the necessary clauses to protect the interests of the Bank and our customers, while providing coverage for current legal obligations.
•There are exit strategies, which include service reversion or migration plans, in the case of services with a strong impact on business continuity and high substitution complexity.
Insurance
In order to respond to the operational risk and other risks generated in the Bank's own operations, material damage insurance, general civil liability, fraud, expenses derived from cybersecurity breaches, third-party claims against executives, among others, have been contracted.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
Exposure to net loss, gross loss and recovery of gross loss due to operational risk event

	As of December 31,
	2024	2023
	MCh$	MCh$
Expenses for the gross loss period due to operational risk events
Internal fraud	3,153	1,367
External fraud	33,786	7,202
Labor Practices and Business Safety	7,129	6,887
Clients, products and business practices	809	950
Damage to physical assets	347	267
Business interruption and system failures	290	964
Process execution, delivery and management	6,505	7,303
Subtotal	52,019	24,940
Recoveries of expenses in the period due to operational risk events
Internal fraud	(1,720)	-
External fraud	(27,586)	(5,810)
Labor Practices and Business Safety	(2,160)	(1,276)
Clients, products and business practices	(250)	(189)
Damage to physical assets	(2)	(12)
Business interruption and system failures	(112)	(800)
Process execution, delivery and management	(1,555)	(2,885)
Subtotal	(33,385)	(10,972)

Net loss from operational risk events	18,634	13,968
CAPITAL RISK
The Bank defines capital risk as the risk that the Bank or any of its companies have an insufficient capital quantity and/or quality to meet the minimum regulatory requirements to operate as a bank; respond to market expectations regarding its solvency; and support the business growth and any strategic demand that may arise from strategic plan. The objectives includes:
•Satisfied internal capital and capital adequacy objectives.
•Adhere to regulatory requirements.
•Align the Bank's strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, clients, supervisors, etc.)
•Support business growth and any strategic opportunities that may arise.
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
Capital risk management
Capital is managed in accordance with the risk environment, Chile's economic performance and the economic cycle. The respective Committee may modify our current capital policies to address changes in the aforementioned risk environment.
Capital management is based on a Capital Framework whose objective is to ensure that the level of capital, structure and composition are adequate at any time considering the Bank's risk profile and under different scenarios, guaranteeing compliance with both the minimum regulations requirements such as risk appetite and the Recovery Plan, and that are in line with the interests of all stakeholders and support the growth strategy defined by the Bank.
The capital model defines the functional and governance aspects regarding the activities of capital planning, budget execution and monitoring, capital adequacy analysis, capital measurement and Reporting and disclosure of information related to capital. This model covers the main capital management activities:
1.Establish the Bank's solvency and capital contribution objectives aligned with the minimum regulatory requirements and with internal policies, to guarantee a solid level of capital, consistent with the Bank's risk profile, and an efficient use of capital in order to maximize shareholder value.
2.Capital plan development to achieve the strategic plan’s objective.
3.Capital adequacy assessment to ensure that the capital plan is consistent with the Bank's risk profile and its risk appetite (also stress scenarios).
4.Capital budget development as part of the Bank's budget process.
5.Monitoring and controlling budget execution and action plans’ elaboration to correct any digression from the budget.
6.Capital metrics calculation.
7.Internal capital reports as well as supervisory authorities’ reports and market reports.
The Bank trough ALCO supervises, authorizes, establishes the policies required as well as valuation of the capital and solvency. The Board of Directors has delegated to ALCO the knowledge and evaluation of the level of capital and profitability in accordance with the Bank's strategy. The CIR monitors and is responsible for the limits of primary and secondary metrics based on risk appetite.
Additionally, the Bank has developed the necessary policies to contribute with management and compliance with capital management strategies and objectives, including:
–Capital adequacy policy,
–Capital Planning Policy,
–Policy for managing impairment situations Capital,
–Capital Monitoring Policy
–Dividend Policy and Basel III implementation.
The Bank continuously assesses its risk-performance ratios through its core capital, effective net worth, economic capital and return on capital. Regarding capital adequacy, the Bank conducts its internal process based on the CMF standards in force since December 1, 2021 (Basel III). Economic capital is the capital required to support all the risk of business activity with a given level of solvency.
The ALCO monitors and controls the metrics and their limits, and evaluates the capital levels and risk appetite on a monthly basis, along with controls the solvency indicator “Effective Equity / Risk-Weighted Assets”, which is controlled through in the Phased in and Fully Loaded stages, considering in the latter the capital requirements at 100% of demandability.
BASEL III implementation
In January 2019, a new version of the General Banking Law (LGB) was published, including the adoption of the capital levels established in the Basel III standards. In 2021, the final versions of the regulations for the new capital models for Chilean banking system were published.
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
Additional capital requirements are incorporated through a conservation buffer of 2.5% of risk-weighted assets. In addition, the Chilean Central Bank, prior agreement with the FMC, can establish an additional countercyclical buffer of up to 2.5% of risk-weighted assets. Both buffers must be composed of core capital.
Further, the FMC was empowered, with the favorable agreement of the Council of the Chilean Central Bank, to define, through regulations, the new methodologies for calculating assets weighted by credit, market and operational risk; the issuance conditions of AT1 hybrid instruments, the determination and capital charges for local systemically important banks, prudential discounts to regulatory capital and require additional measures, including greater capital, to banks that present deficiencies in the supervisory capital evaluation process (Pillar II). Pillar II aims to ensure that banks maintain a level of capital in accordance with their risk profile, and encourage the development and use of adequate processes for monitoring and managing the risks faced. Then, the banks are responsible for developing an internal evaluation process of their capital adequacy, and supervisors must examine banks' internal strategies and evaluations and early intervene when they are not satisfied with the result of the process. Supervisors may require additional capital to the minimum required, in order to guarantee a sufficient level to face risks, especially in adverse credit cycles.
On January 17, 2025 the FMC issued additional capital requirements report according to Pillar II, in which the commission's council resolved not to apply capital requirements to Banco Santander Chile.
According to the General Banking Law, banks must maintain regulatory capital of at least 8% of risk-weighted assets, net of required credit losses, as well as a paid-in capital and reserves requirement ("core capital") of at least 3% of total assets, also net of required credit losses. Regulatory capital is defined as the aggregate of:
a.bank's paid-in capital and reserves, excluding capital attributable to foreign subsidiaries and branches or core capital;
b.the perpetual bonds and preferred shares referred to in Article 55 bis of the General Banking Law, which the bank has placed, valued at their placement price, up to one-third of its core capital;
c.the subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period beginning six years before maturity), for an amount up to 50.0% of its core capital; and
d.the voluntary provisions for credit losses for an amount of up to 1.25% of the assets weighted by credit risk.
Pillar III promotes market discipline and financial transparency through the disclosure of significant and timely information, allowing users of the information to know the risk profile of local banking institutions together with their capital structure, thus reducing information asymmetries. The Banks published the first Pillar 3 report in April 2023.
On April 1, 2024, the FMC issued a report with the annual rating of systemically important banks and established requirements, besides included the board approved resolution No. 3,019, which maintaining for one more year the requirement of 1.5% additional basic capital charge for the banks.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
The BCCh board at the Financial Policy Meeting (RPF) held on November 19, 2024, agreed to maintain the level of the Countercyclical Capital Requirement (RCC) at 0.5% of risk-weighted assets, which had been activated on May 24, 2023, The decision had been generated at the Central Bank's Financial Policy Meeting (RPF) of the first half of 2023, where the BCCh board agreed to activate the RCC at a level of 0.5% of risk-weighted assets, with a year term to be established by the chilean banks, and with a FMC previous unanimous favorable agreement, as a precautionary measure in the face of greater external financial uncertainty.
Capital metrics
Minimum required capital
According to the General Banking Law, a bank must have a minimum of UF800,000 (approximately $29,431 million or US$34 million as of December 31, 2024) of paid-in capital and reserves, calculated in accordance with the FMC Regulations.
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
Regulatory capital is defined as the aggregate of:
-the paid-in capital and reserves of a bank, excluding capital attributable to foreign subsidiaries and branches or core capital;
-subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period beginning six years before maturity), for an amount of up to 50.0% of its basic capital;
-voluntary provisions for credit losses in the amount of up to 1.25% of risk-weighted assets.
Regulatory capital and core capital are calculated based on Consolidated Financial Statements prepared in accordance with the FMC standards (Compendium of Accounting Standards). Since we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 12.13%, to date the Bank presents a minimum regulatory capital to risk-weighted assets ratio of 17.06%.
Below is a summary of the changes to the minimum capital requirements:

	As of December 31,
Capital requirements	2024	2023
	MCh$	MCh$
Pillar II charge	—%	—%
Systemic Charge	1.13%	0.75%
Counter-cyclical Capital buffer	0.50%	—%
Capital Conservation buffer	2.50%	1.88%
Tier T2	2.00%	2.00%
AT1	1.50%	1.50%
CET1	4.50%	4.50%
Total	12.13%	10.63%

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
Total assets, risk-weighted assets, and components of effective equity

	Total assets, risk-weighted assets and components of effective equity according to Basel III	Consolidated global 31-12-2024 MCh$	Consolidated global 31-12-2023 MCh$
1	Total assets according to the statement of financial position	68,458,932	70,857,886
2	Investment in subsidiaries that are not consolidated		-
3	Assets discounted from regulatory capital, other than item 2	13,243,643	10,823,906
4	Credit equivalents	3,402,423	3,446,909
5	Contingent credits	2,836,980	2,604,665
6	Assets generated by the intermediation of financial instruments	18,622	33,260
7	= (1-2-3+4+5-6) Total assets for regulatory purposes	61,436,070	66,052,294
8.a	Assets weighted for credit risk, estimated according to the standard methodology (RAW)	29,921,944	30,333,749
8.b	Assets weighted for credit risk, estimated according to internal methodologies (AWCR)	-	-
8	Market Risk Weighted Assets (MRWA)	5,967,201	4,793,740
10	Operational Risk Weighted Assets (OPWA)	4,923,679	4,424,739
11.a	= (8.a/8.b+9+10) Risk Weighted Assets (RWA)	40,812,824	39,552,228
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after applying the output floor (RWA)	40,812,824	39,552,228
12	Shareholders equity	4,292,440	4,367,159
13	Non-controlling interest	104,394	124,735
14	Goodwill	-	-
15	Excess minority investment	-	-
16	= (12+13-14-15) Common Equity Equivalent Tier 1 Capital (CET1)	4,396,834	4,491,894
17	Additional deductions to common equity tier 1, other than item 2	128,425	94,013
18	= (16-17-2) Common Equity Tier 1 (CET1)	4,268,409	4,397,881
19	Voluntary (additional) provisions charged as additional capital tier 1 (AT1)	-	-
20	Subordinated bonds imputed as additional capital level 1 (AT1)	-	-
21	Preferred shares attributed to additional capital tier 1 (AT1)	-	-
22	Perpetual bonds attributed to additional capital level 1 (AT1)	693,382	608,721
23	Discounts applied to AT1	-	-
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)	693,382	608,721
25	= (18+24) Equity Tier 1	4,961,791	5,006,602
26	Voluntary (additional) provisions allocated as Tier 2 (T2) capital	293,000	293,000
27	Subordinated bonds imputed as Tier 2 capital (T2)	1,706,525	1,679,130
28	= (26+27) Capital nivel 2 equivalente (T2)	1,999,525	1,972,130
29	Discounts applied to T2	-	-
30	= (28-29) Tier 2 Capital (T2)	1,999,525	1,972,130
31	= (25+30) Effective equity	6,961,316	6,978,732
32	Additional basic capital required for the constitution of the conservation buffer	1,020,321	741,604
33	Additional basic capital required to set up the countercyclical buffer	204,064	-
34	Additional core capital required for banks rated as systemic	459,144	296,642
35	Additional capital required for the evaluation of the adequacy of effective capital (Pillar 2)	-	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 37 - RISK MANAGEMENT, continued
Solvency indicators and regulatory compliance indicators according to Basel III

	Solvency indicators and regulatory compliance indicators according to Basel III	Consolidated global 31-12-2024%	Consolidated global 31-12-2023%
1	Leverage indicator (T1_I18/T1_I7)	6.95%	6.66%
1.a	Leverage indicator that the bank must meet, considering the minimum requirements	3.00%	3.00%
2	Basic capital indicator (T1_I18/T1_I11,b)	10.46%	11.12%
2.a	Basic capital indicator that the bank must meet, considering the minimum requirements	6.13%	5.25%
2.b	Capital buffer shortfall
3	Tier 1 capital indicator (T1_I25/T1_I11,b)	12.16%	12.66%
3.a	Tier 1 capital indicator that the bank must meet, considering the minimum requirements	7.63%	6.75%
4	Effective equity indicators (T1_I31/T1_I11,b)	17.06%	17.64%
4.a	Effective equity indicator that the bank must meet, considering the minimum requirements	9.63%	8.75%
4.b	Effective equity indicator that the bank must meet, considering the charge for article 35 bis, if applicable	8.00%	8.00%
4.c	Effective equity indicator that the bank must meet, considering the minimum requirements, conservation buffer and anti-cyclical buffer	12.13%	10.63%
5	Credit rating	A	A
	Regulatory compliance indicators for solvency
6	Voluntary (additional) provisions allocated to Tier 2 capital (T2) in relation to APRCs (T1_I26/ (T1_I8,a or I8,b)	0.98%	0.97%
7	Subordinated bonds allocated to Tier 2 (T2) capital in relation to Tier 2 capital	39.98%	38.18%
8	Additional Tier 1 capital (AT1) in relation to basic capital (T1_I24/T1_I18)	16.24%	13.84%
9	Voluntary provisions (additional) and subordinated bonds that are charged to additional capital level 1 (AT1) in relation to the RWAs (T1_I19+T1_I20 / T1_I11,b)	0.00%	0.00%

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 38 - SUBSEQUENT EVENTS
Bond placement
The bank has placed the following bonds in the local market:

Serie	Currency	Rate	Placement date	Amount
AA18	UF	3.30%	01-10-25	1,300,000
Subsidiaries and Associated entities
Pago Nxt Payments Chile SpA has signed an agreement with Santander Global Technology and Operations Chile Limitada (related company) to transfer its assets, contracts and employees with effect from January 2025. Therefore, the company Pago Nxt Payments Chile SpA will no longer be part of the consolidation perimeter since that date.
On February 6, 2025, the FMC approved the Bank's request to increase the capital of its subsidiary Santander S.A. Sociedad Securitizadora.
Other
On January 28, 2025, at the Board of Directors meeting, the Directors agreed that Mr. Andrés Trautmann Buc will take over as CEO and Country Head. replacing Mr. Román Blanco as of July 1, 2025. Until then, Mr. Blanco will remain CEO of the Bank, while Mr. Trautmann Buc.will continue as Executive Vice-President of Corporate and Investment Banking.
Consolidated Financial Statements issuance
On February 27, 2025, these Consolidated Financial Statements were approved by the Board of Directors.
There are no other subsequent events that need to be disclosed occurred between January 1, 2025 and the date of issuance of these Consolidated Financial Statements (February 27, 2025).

JONATHAN COVARRUBIAS HERNANDEZ Chief Accounting Officer	ROMAN BLANCO REINOSA Chief Executive Officer