Form 20-F
period 2025-12-31
BANCO SANTANDER CHILE
filed 2026-02-27
CIK 1027552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025
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
This Annual Report contains our consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (the “Audited Consolidated Financial Statements”). Such Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB, and have been audited by the independent registered public accounting firm PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada for the years ended December 31, 2025, 2024 and 2023. See page F-3 of the Audited Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 for the audit report issued by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada. The Audited Consolidated Financial Statements have been prepared from accounting records maintained by the Bank and its subsidiaries.
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
At the end of each reporting period the Bank evaluates the impairment of the loan book. For December 31, 2025 and 2024 this has been assessed in accordance with IFRS 9.
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
v

Unless otherwise indicated, all U.S. dollar amounts at any year end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2025, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm was Ch$900.69 per U.S.$1.00, or 1.15% less than the observed exchange rate published by the Central Bank for such date of Ch$911.18 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso.
The U.S. dollar equivalent of one UF was U.S.$43.60 as of December 31, 2025, using the observed exchange rate reported by the Central Bank as of December 31, 2025 of Ch$911.18 per U.S.$1.00, while the value of one UF as of December 31, 2025 was Ch$39,727.96.

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
•Geopolitical conflicts and related uncertainties, such as the continuance or escalation of the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East, could materially affect our financial position and increase our operational risk.
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
Volatile conditions in the global financial markets could also have a material adverse effect on us, including on our ability to access capital and liquidity on acceptable financial terms, if at all. If capital markets financing becomes unavailable excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and may be unable to maintain certain liability maturities. Any such adverse impact in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.
In particular, we face, among others, the following risks related to economic downturns and volatile conditions:
•A reduction in demand for our products and services.
•An increase or change in regulation of our industry. Compliance with such regulation would likely continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.
•An inability of our customers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the income of our retail and corporate customers and may adversely affect the recoverability of our loans, resulting in increased loan losses.
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
In particular, in 2025 Chile experienced a moderate increase in economic activity as lower interest rates, both in Chile and globally, drove growth. In 2025, Chile’s economy is expected to grow 2.4% compared to 2.6% in 2024 and 0.5% in 2023. In 2025, inflation based on the Chilean consumer price index, was 3.4% compared to 4.5% in 2024 and 3.9% in 2023. The Central Bank's reference rate, which is used to set monetary policy, closed 2025 at 4.50% compared to 5.00% in 2024 and 8.25% in 2023. Currently, the Central Bank expects GDP to increase in a range between 2%-3% in 2026.
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

According to the FMC’s loan classification system (See Note 37—Risk Management—Analysis of risk concentration), sectors with very high climate risk (oil and gas and mining and metals), mainly due to transition risk, accounted for 1.0% of the total loan portfolio, mainly direct exposure to copper production. For these and other sectors we have decarbonization objectives and action plans.
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
The outbreak of public health emergencies materially impacted, and may in the future materially impact, our financial condition, liquidity and results of operations.

The outbreak of public health emergencies may force countries to adopt measures, similar to those adopted in response to the Covid-19 pandemic, that restrict economic activity, may deteriorate the macroeconomic environment and may adversely impact our business and results of operations, including, among others (i) decreased demand for our products and services; (ii) further material impairment of our loans and other assets including goodwill; (iii) decline in the value of collateral; (iv) constraints on our liquidity due to market conditions, exchange rates and customer withdrawal of deposits and continued draws on lines of credit; (v) downgrades of our credit ratings; and (vi) operational disruptions, technology infrastructure failures, increased cybersecurity risks or governmental restrictions affecting our operations. Any such events could materially and adversely affect our business, financial condition, liquidity and results of operations.
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
For example, in December 2025, the Central Bank of Chile approved the operational regulations for a new payment clearinghouse for low value transactions, which is expected to commence operations subject to further regulatory approvals. The entry of new payment infrastructures and participants may increase competition especially in the checking account and debit card markets, alter transaction flows, and/or require additional technological adaptations. As the Chilean payments ecosystem continues to evolve, new clearing participants may influence transaction routing, fee structures, or require incremental technological adaptations. While we continuously monitor regulatory and market developments and adjust our systems and strategy accordingly, the extent to which this new infrastructure could affect our revenues, operating costs, or operating performance cannot presently be quantified.
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

In November 2025, the FMC launched a new public consultation proposing amendments to the SFA framework. For banks and payment card issuers, the regulations provide an implementation schedule that begins with the phased delivery of information to be exchanged through the SFA: (i) APIs containing general terms and conditions and awareness channels for the products and services offered by the reporting entities (within the first 6 months); (ii) APIs containing user information (onboarding, financial position, transaction records and current products) that banks and payment card issuers must share with other participants in the SFA (within the first 18 months); and (iii) APIs containing payment initiation information (within the first 18 months). The consultation sought to incorporate feedback from banks, fintech companies, insurers, cooperatives, and other market participants. The main objectives of the proposed changes are to make its implementation more gradual, improve operational feasibility, and ensure an adequate balance between innovation, competition, and financial stability. The key proposed adjustments include: extension of effectiveness deadlines and a more realistic rollout schedule, introduction of intermediate milestones and a pilot or testing phase before full enforcement, simplification of participation requirements for certain types of entities, refinements to user consent management, data traceability, and interoperability rules, adjustments to governance and operational responsibilities among SFA participants, and further development of technical requirements for APIs and testing environments.

Despite progress, some regulatory uncertainty remains, particularly regarding: the final content of the technical standards, the structure and fairness of the cost compensation model, the degree of regulatory symmetry between traditional regulated institutions and new fintech entrants, and the operational burden and liability allocation among participants. The FMC has acknowledged that the success of the SFA depends heavily on robust technical standards and fair economic incentives. Therefore, detailed API specifications, cybersecurity standards, performance metrics, and interoperability rules are still under development. A cost compensation model, to define whether and how data providers may be compensated by data users, has not yet been finalized. To address these issues, the FMC established a working group with representatives from affected industries which is currently engaged in ongoing discussions. The group’s work is expected to feed into future technical annexes or complementary regulations.

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
The success of our operations and our profitability depends, in part, on the success of new products and services we offer our customers and our ability to offer products and services that meet their needs during their entire life cycle. However, our customers’ needs, or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our customers’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence customer behavior. If we cannot respond in a timely fashion to the changing needs of our customers, including as a result of an aging population, we may lose existing or potential customers, which could in turn materially and adversely affect us. In addition, the cost of developing products is likely to affect our results of operations.
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
Our strong position in the credit card market is significantly dependent on our co-branding agreement with LATAM Airlines, which was renewed in August 2025 for a five-year term. Once the current term expires, there can be no assurance that the agreement will be renewed, extended, or maintained on terms comparable to those currently in effect, or at all. A failure to renew, or renewal on less favorable terms, could materially reduce the attractiveness of our credit card offering, result in the loss of customers and transaction activity, which could in turn materially and adversely affect our results of operations, competitive position, and financial condition in this business.
In addition, in response to the evolving regulatory environment affecting interchange fees, we implemented adjustments to our loyalty program under the Santander Rewards framework to encourage broader use of our banking products beyond credit cards. These changes may not achieve their intended objectives and could lead to customer dissatisfaction, reduced engagement, or lower credit card usage. Any such outcomes could negatively affect customer relationships, competitive positioning, and revenue generation in our credit card segment.
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

In addition, global trade tensions could intensify and negatively impact our customers. The U.S. government has introduced significant changes in trade policies, including the imposition of a 10% baseline "reciprocal" tariffs on most imports and nations (including Chile) and higher country-specific tariffs for certain nations with which it has significant trade imbalances. Additionally, the U.S. has threatened to impose higher sanctions on certain nations in certain circumstances. This has led to certain U.S. trading partners announcing reciprocal tariffs (and other actions) in response, leading to increased protectionism and trade tensions across the world, as well as to a depreciation of the U.S. dollar.

The continuation, pause or escalation of tariffs and other trade restrictions, the continued depreciation of the U.S. dollar and other non-trade-related actions or policies of the U.S. government, could further impact international trade relations, investment flows and supply chains significantly, resulting in continued market volatility and a reduction in global growth, intensifying concerns over the global macroeconomic environment, inflation and the potential for a recession. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

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
The fees and commissions that we earn from the different banking and other financial services that we provide represent a significant source of our revenues. A slowdown of economic activity, higher unemployment or a market downturn could result in significantly lower fee income.
Regulatory changes that modify the fees we may charge could also adversely affect our fee and commission income. In April 2023, the Committee for the Setting of Interchange Fee Caps (an ad hoc, autonomous and technical committee) established new interchange fee caps for credit and debit cards, reducing the fees which banks may charge from acquirers. Initially the Committee proposed the following gradual implementation of rate caps, as detailed in the table below:

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

On September 30, 2024, the Committee indicated that it would begin a review process of the caps imposed on interchange fees, and that it would maintain the caps in force at such time (effectively suspending the reduction planned for October 2024 until further notice). If the suspension is lifted, and the cap on interchanged fees is lowered as originally planned, we anticipate a significant negative impact on our revenue from card fees estimated at Ch$22 billion in the twelve month period starting from when the change is implemented.

Banco Santander Chile currently acts as a broker of Santander Asset Management S.A. Administradora General de Fondos S.A. Therefore, even in the absence of a market downturn, below-market performance by the mutual funds of the firm we broker for may result in a reduction in revenue we receive from selling asset management funds and adversely affect our results of operations.
In addition, the Chilean Congress is currently analyzing an initiative to reduce or limit prepayment fees payable by our customers. As of the date of this Annual Report, the Bank does not yet have an estimate of the potential impact of such initiatives.
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
Retail customers represent 76.3% of the value of the total loan portfolio at amortized cost as of December 31, 2025. As part of our business strategy, we seek to increase lending and other services to retail clients, which are more likely to be adversely affected by downturns in the Chilean economy and other economic conditions, including high inflation. In addition, as of December 31, 2025, our residential mortgage loan portfolio totaled Ch$17,443,563 million, representing 42.6% of our total loans at amortized cost. See “Note 8—Financial Assets at Amortized Cost” in our Audited Consolidated Financial Statements for a description and presentation of our residential mortgage loan portfolio. If the economy and real estate market in Chile experience a significant downturn, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past-due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.
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
As a retail bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating to assess the particular risk profile of individual customers and SMEs. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or information technology systems errors. In exercising their judgment on our customers’ current or future credit risk behavior, our management models may not always be able to assign an accurate credit rating, which may result in a higher exposure to credit risks than indicated by our risk rating system.
Some of the models and other analytical and judgment-based estimations we use in managing risks are subject to review by, and require the approval of, our regulators. If models do not comply with all their expectations, our regulators may require us to make changes to such models, may approve them with additional capital requirements or we may be precluded from using them. Any of these possible situations could limit our ability to expand our businesses or have a material impact on our financial results.
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
In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the FMC, the Directorio de Información Comercial (Dicom), a Chilean nationwide credit bureau, and other sources. In June 2024, the Chilean Congress passed a law creating a public consolidated debt registry (the “Redec,” pursuant to its Spanish acronym), which will be administered by the FMC and which begun operating in November 2025. The law establishing the Redec requires that entities that were not previously required to report outstanding loans to individuals to report such loans to the FMC, including entities such as servicers of endorsable mortgage loans, family allowance compensation funds, credit card issuers, securitization companies, credit advisory entities regulated by the Chilean Fintec Law, and any other entity supervised by the FMC, as determined by the FMC through a General Regulation. Individuals are explicitly recognized as the owners of their data in Redec and are guaranteed the right to access, update, rectify, and request the cancellation or deletion of their personal data, subject to applicable legal and regulatory limitations. Severe penalties have also been defined for negligent or malicious access or use of information in the Redec. Reporting entities must implement an information system compatible the Redec, which will entail higher costs for entities such as the Bank.
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
Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. If short-term rates continue to fall in 2026, which could increase prepayment risk of our loan book could increase, which would also require us to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments or a reduction in prepayment fees could have a material adverse effect on us. We cannot assure you that this change or any future regulatory changes related to prepayment fees will not have a material impact on our business.
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
Any failure to improve or upgrade our information technology infrastructure and information management systems and networks in an effective, timely and cost-effective manner, including in response emerging technologies and to new or modified privacy, data protection and cybersecurity laws, rules and regulations could have a material adverse effect on us.
Our ability to remain competitive depends in part on our ability to improve or upgrade our information technology in an effective, timely and cost-effective manner. We must continually make significant investments in and improvements to our information technology infrastructure and information management systems and networks in order to meet the needs of our customers and to comply with evolving regulatory requirements, and operational and resilience expectations. While we expect to continue investing, there is no assurance we will achieve or sustain the level of capital expenditures necessary to support the continuous improvement and upgrading of our information technology infrastructure and information management systems and networks. There is also no assurance that our investment strategy will be successful. To the extent we are dependent on any particular technology or technological solution, we may face adverse consequences if such technology or technological solution becomes non-compliant with existing industry standards or applicable laws, rules or regulations, fails to meet or exceed the capabilities of our competitors’ equivalent technologies or technological solutions, becomes increasingly expensive to service, retain and update, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, has security vulnerabilities or malfunctions or functions in a way we did not anticipate or are unable to rectify. Additionally, new technologies and technological solutions, such as AI, distributed ledger technology (DLT) and quantum computing, are continually being released. As such, it is difficult to predict the problems we may encounter in improving our technologies’ functionality. There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. Large scale programs to modernize technology, data and reporting — including compliance with evolving prudential reporting frameworks — are complex and time-consuming (often requiring many years to execute). Delays in execution, data-quality issues, or control weaknesses may lead to supervisory actions, fines, remediation costs or constraints on strategic initiatives.
DLT, including blockchain and related infrastructures, is increasingly being explored and adopted across financial markets and payment systems. While these technologies may offer greater efficiency, transparency and traceability, they also introduce specific technological and operational risks and challenges that may affect the integrity and resilience of financial systems. DLT relies on cryptographic consensus mechanisms, distributed governance and, in some cases, open-source protocols, all of which may be vulnerable to design flaws, governance disputes and security vulnerabilities. Limitations in scalability, latency and interoperability across networks may also hinder performance and reliability. Moreover, divergent regulatory approaches across jurisdictions and potential fragmentation of market infrastructures and compliance tools could amplify operational and compliance risks. A growing reliance on DLT-based platforms could disrupt traditional payment, custody and settlement processes, creating dependencies on new technological frameworks and third-party providers. Financial institutions that fail to adapt to such developments may face increased competitive and operational risks. As legacy systems migrate toward hybrid or fully distributed environments, we may encounter transitional, technological and integration challenges affecting system resilience, data integrity and cybersecurity. These factors, individually or in combination, could adversely affect our ability to deliver critical services without disruption, to comply with evolving regulatory and supervisory expectations, and to maintain secure and continuous operations.
Any failure to effectively improve or upgrade our information technology infrastructure and information management systems and networks, or to timely adapt to emerging technologies, evolving cybersecurity threats or changing regulatory standards, could have a material adverse effect on us.
Any failure or disruption of our operational processes or systems, or any cyberattack, data breach, data loss or other security incident affecting our systems or those of our third-party vendors could adversely affect our business, financial condition or reputation, and could result in significant legal or regulatory exposure.
Like other financial institutions, in conducting our banking operations, we receive, manage, hold, transmit and otherwise process certain proprietary, confidential, sensitive and personal data including personal data of customers and employees, as well as a large number of assets. Accordingly, our business relies on our ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure storage, transmission, and other processing of proprietary confidential, sensitive and personal data and other information using our computer systems and networks or those of our third-party vendors, including cloud-based platforms and software-as-a-service (SaaS) solutions. Our operations must also comply with complex and evolving laws and regulations in the countries in which we operate. The proper and secure functioning of our financial controls, accounting and other data collection and processing systems is critical to our business and to our ability to compete effectively.
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
We prioritize early identification, monitoring and mitigation of risks (including those resulting from our interactions with third parties) in our goal to provide a resilient and secure operational environment. In this regard, although (i) we have policies, procedures and controls in place designed to safeguard proprietary, confidential, sensitive and personal data, (ii)

we take protective technical measures and monitor and develop our systems and networks to protect our technology infrastructure, data and information from misappropriation or corruption, and (iii) we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of proprietary, confidential, sensitive and personal data, we, our third-party vendors or other third parties with which we do business have been and may continue to be subject to cyberattacks, data breaches, data losses and other security incidents. For example, on May 14, 2024, Grupo Santander announced that it had learned of unauthorized access to a Santander database hosted by an external provider, which included certain customer and employee information pertaining to Chile, among other countries. Numerous measures were immediately implemented to manage the incident, such as blocking access to the database, reinforcing fraud prevention, taking preventive actions to avoid the recurrence of a similar incident and maintaining direct contact with regulatory bodies.

The implementation of our cybersecurity policies, procedures, controls and technical measures is designed to reduce the risk of such cyberattacks, data breaches, data losses and other security incidents but does not guarantee full protection or a risk-free environment. This is especially applicable in the current global environment, with the wars in Ukraine and the Middle East resulting in an increased risk of cyberattacks, data breaches, data losses and other security incidents and other disruptions in response to, or retaliation for, the sanctions and costs imposed on Russia and certain other countries directly or indirectly involved in the wars. Additionally, the shift to remote work policies for a significant portion of our workforce, as they access our secure systems and networks remotely, and our customers’ increased reliance on digital banking products and other digital services, including mobile payment products, has also increased the risk of cyberattacks, data breaches, data losses and other security incidents.

While we generally perform cybersecurity due diligence on our key vendors, because we do not control our vendors and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for cyberattacks, data breaches, data losses and other security incidents attributed to our vendors as they relate to the information we share with them.
In addition, we may also be impacted by cyberattacks against national critical infrastructures of Chile, such as telecommunications networks. Our information technology systems are dependent on such critical infrastructure and any cyberattack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of a cyberattack. For further information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—2. Non-financial risks—Cyber-security and data security plans.”
We have seen in recent years the information technology systems and networks of companies and organizations being increasingly targeted, and the techniques used to obtain unauthorized, improper or illegal access to such information technology systems and networks have become increasingly complex and sophisticated, including through the use of AI. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including organized crime, hackers, activists, terrorists, nation-states, nation state-supported actors and others, any of which may see their effectiveness enhanced by the use of AI. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify, adapt or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyberattacks, data breaches, data losses or other security incidents to our customers, affected individuals or regulators, as applicable.
If we cannot maintain effective and secure proprietary, confidential, sensitive and personal data, or if we or our third-party vendors fall victim to successful cyberattacks, penetrations, compromises, breaches or circumventions of our information technology systems or networks or experience other data breaches, data losses or other security incidents in the future, we may incur substantial costs and suffer other negative consequences, such as disruption to our operations, misappropriation of proprietary, confidential, sensitive or personal data, remediation costs (including liabilities for stolen assets or information, repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary, confidential, sensitive or personal data or the failure to retain or attract our customers following an operational or security incident, litigation and legal risks (including claims from customers, employees or other third parties, regulatory action, reporting obligations, investigation, fines and penalties), increased insurance premiums, reputational damage affecting our customers’ and the investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. While we maintain insurance coverage, we cannot assure you that such coverage will be adequate or otherwise protect us from liabilities or damages with respect to claims alleging compromises of proprietary, confidential, sensitive or personal data or otherwise relating to privacy, data protection and cybersecurity matters. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or at all, or that our insurers will not deny coverage to any future claim. Moreover, even when a failure of or interruption in our or our third-party vendors’ systems or facilities is resolved in a timely manner or an attempted cyberattack, data breach, data loss or other security incident is successfully avoided or thwarted, substantial resources and management attention are expended in doing so, and to successfully avoid or resolve any such incidents, we may be required to take actions that could adversely affect customer satisfaction or retention, as well as harm our reputation.
Any of the cyberattacks, data breaches, data losses and other security incidents described above could have a material adverse effect on our business, financial condition and results of operations.
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

We utilize, and continue to explore additional uses of AI in connection with our business, products and services, including AI designed to enhance transaction monitoring and sanctions screening, improve customer experience and reduce operational risk.

However, there are significant risks involved in utilizing AI and no assurance can be provided that our use will enhance our products or services or produce the intended results. For example, AI models may be flawed, trained on insufficient or poor-quality data, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable. AI solutions (including those supplied by third parties) may produce false, inaccurate, misleading, biased or otherwise deficient inferences or outputs, rely on data, technology or intellectual property to which we or any of our contractors, vendors or service providers lack rights, or be subject to new documentation, transparency, governance and validation expectations. Strengthening controls to address these risks—such as human oversight, testing and independent model validation—may increase costs and affect time-to-market, and any errors or inadequacies in AI systems used for control functions (such as transaction monitoring or sanctions screening) could lead to operational disruptions, compliance failures, regulatory scrutiny, reputational harm, fines or penalties. AI may subject us to new or heightened legal, regulatory, ethical, operational, reputational or other challenges; AI may involve inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, any of which could impair the acceptance of AI solutions, including those incorporated into our products and services. We also depend on third-party models, datasets and infrastructure; outages, changes in functionality or terms, or concentration in a limited number of providers could disrupt our operations or increase costs.

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

Additionally, the use of AI solutions by companies has resulted in and may continue to result in, cyberattacks, data breaches, data losses and other security incidents that implicate the proprietary, confidential, sensitive and personal data of AI users. For example, if any of our employees, contractors, vendors, service providers or other third parties with which we do business use any third-party AI-powered solutions in connection with our business, it may lead to the inadvertent disclosure or incorporation of our proprietary, confidential, sensitive or personal data into third-party systems or publicly available or third-party training sets (including so-called 'data leakage') which may impact our ability to realize the benefit of our intellectual property or proprietary, confidential, sensitive or personal data, harming our competitive position and business. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party (including third-party claims of intellectual property infringement, misappropriation or other violation or other misuse of data, content or technology, regulatory enforcement actions and contractual remedies). Further, the use of AI solutions within products or services that we use or that are used by our contractors, vendors, service providers or other third parties with which we do business may pose similar risks, and we have limited ability to control the manner in which third-party products are developed or maintained or the manner in which third-party services are provided.
We rely on third parties and affiliates for important products and services.
Third party vendors and certain affiliated companies provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, Internet connections and network access including cloud-based services and software-as-a-service (SaaS) solutions, as well as those of our service providers. Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches, service outages and other disruptions or failures affecting such parties. We are also subject to risk with respect to security breaches, service outages and other disruptions or failures affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction.
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
Maintaining a robust risk management framework based on sound ethical principles and corporate values is critical to protect our reputation and our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation could materially and adversely affect how we are perceived by current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on our operating results, financial condition, and prospects as well as damage our customers’ and investors’ confidence and the market price of our securities. Harm to our reputation could arise from numerous sources, including, among others, employee misconduct (such as fraud or unethical behavior), litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, negative perceptions regarding our ability to maintain the security of our technology systems and protect customer data (including as a result of a cyberattack, data breach, data loss or other security incident), dealing with sectors that are not well perceived by the public (such as weapons industries or embargoed countries), dealing with customers in sanctions lists, rating downgrades, significant variations in our share price over time, compliance failures, unethical behavior, actual or alleged improper conduct in areas such as lending, sales, marketing, corporate governance or culture, and the activities of customers and counterparties, including activities that negatively affect the environment. Our reputation could also suffer if we are the subject of negative coverage in the media, whether it has merit or not.
Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the resulting shift toward increasing regulatory supervision and enforcement have led to a decline in public perception of us and others in the financial services industry to decline.

Additionally, we could suffer significant reputational harm from negative perceptions regarding our approach to environmental, social and corporate governance policies. There has been increased focus by customers, shareholders, investor advocacy groups, employees, regulators and other stakeholders on these topics, and our policies, practices and disclosures in these areas could come under scrutiny. Governments may implement new or additional regulations and standards, or investors, customers and other stakeholders may impose new expectations or focus investments in ways that cause significant shifts in disclosure, consumption and behaviors that may have negative impacts on our business. If regulators or stakeholders consider our efforts ineffective, inadequate or unsatisfactory, whether real or perceived, it could harm our reputation, business and prospects and we could be subject to enforcement or other supervisory actions.
We could also suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of clients to deal with us or could result in litigation or enforcement actions against us which could have an adverse effect on our operating results, financial condition and prospects.
We may be the subject of misinformation and misrepresentations deliberately propagated to harm our reputation or for other deceitful purposes, including by short sellers seeking to profit by spreading false or misleading information about us. There can be no assurance that we will effectively neutralize and contain any false information that may be propagated regarding the business, which could have an adverse effect on our operating results, financial condition and prospects.
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

Credit ratings affect the cost and other terms upon which we can obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on internal methodologies dependent on several factors, including our financial strength and conditions affecting the financial services industry. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Chile’s sovereign debt. In 2025, Moody’s maintained its A2 credit rating and S&P maintained its A rating for the Republic of Chile. If Chile’s sovereign debt is downgraded, our credit rating would also likely be downgraded by an equivalent amount. In addition, our ratings may be adversely affected by any downgrade in the ratings of our parent company, Santander Spain.
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
There can be no assurance that the rating agencies will maintain the current ratings or outlooks. In general, the future evolution of our ratings will be linked, to a large extent, to the impact of the general global macroeconomic outlook

(including as a result of the continuance or escalation of the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East, the local macroeconomic outlook, the evolution of Chile’s political environment, especially in relation to potential projects to amend Chile’s constitution, the Chilean government’s fiscal policy and the outlook of our asset quality, profitability and capital. Failure to maintain favorable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.
Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads, including as a result of local political issues, a higher interest rate environment and the wars in Ukraine and the Middle East. We hold significant exposures to securities, loans and other investments recorded at fair value which exposes us to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments including as a result of more stringent regulatory or reputational requirements. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects. As of December 31, 2025, the value of our debt instruments at fair value through other comprehensive income includes an unrealized net loss of Ch$77,905 million recognized as “Valuation accounts” in equity.
In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability.In such circumstances, our valuation methodologies require us to make assumptions, judgments and estimates in order to establish fair value. Reliable assumptions are difficult to make and are inherently uncertain while valuation models are inherently complex and imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.
The value of the collateral securing our loans may decline and not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.
The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including macroeconomic or political factors affecting Chile’s economy, the continuance or escalation of the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters (including as a result of climate change), particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. Natural disasters such as earthquakes and floods may cause widespread damage, which could impair the asset quality of our loan portfolio and could have an adverse impact on Chile’s economy. The real estate market is particularly vulnerable in the current economic climate and this may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. We may also lack sufficiently recent information on collateral values, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses, which could materially and adversely affect our results of operations and financial condition.
Technological changes in the auto industry, accelerated by environmental regulations, could affect our auto consumer business in Chile, particularly residual values of leased vehicles. This transformation could impact our auto finance business as a result of (i) the transition from fuel to electric engines, environmental aspects related to emissions and transition risks derived from political and regulatory decisions (e.g., traffic restrictions in city centers for certain cars based on emissions criteria); (ii) growing customer preferences for car leasing, subscription, car sharing and other services instead of vehicle ownership; (iii) increased market concentration in certain manufacturers, distributors and other agents; and (iv) the expansion of online sales channels.
In addition, the auto industry could face supply chain disruption and shortages of batteries, semi-conductors and other components linked to geopolitical tensions, conflicts and macroeconomic uncertainty, affecting guarantees, residual used car value and loan delinquencies. Although we monitor the auto portfolios and dealers and we have launched specific action plans to address particular issues, these structural changes and disruptions could have a material adverse effect on our operating results, financial condition and prospects.

As of December 31, 2025, 69.0% of our loans and advances to customers at amortized cost are collateralized, which includes 8.8% of our consumer loans, 98.4% of our mortgage loans and 58.6% of our commercial loans.
The credit quality of our loan portfolio may deteriorate, and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported credit impaired loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Chile or in global economic and political conditions, including as a result of inflationary pressures, supply chain issues, labor shortages and increases in commodity prices (including as a result of increased tariffs or the continuance or escalation of the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East). In certain markets, the combined pressure of economic downturn, high inflation and high interest rates may impact the ability of our customers to repay their debt. If we are unable to control the level of our credit impaired or poor credit quality loans, this could have a material adverse effect on us.
As of December 31, 2025, our non-performing loans were Ch$1,332,660 million, and the ratio of our non-performing loans to total loans at amortized cost was 3.26% compared to 3.17% as of December 31, 2024. The increase in this ratio was mainly due to increased risk in consumer and residential mortgage loans offset by a decline in the non-performing commercial loan ratio, which was mainly due to initiatives undertaken in 2025 to improve the asset quality of the commercial portfolio, including write-offs, after a deterioration in commercial loans in 2024, mainly concentrated in the real estate and agricultural sectors, after the high interest rate environment of previous years and climate-related events that affected the agricultural sector in Chile. In consumer and mortgage loans, the increase in credit risk is mainly due to the persistently high level of unemployment in the economy. As of December 31, 2025, our allowance for expected credit losses for loans classified as financial assets at amortized costs was Ch$1,222,458 million, and the ratio of these allowances for expected loan losses to total loans at amortized cost was 2.99%. For additional information on our asset quality, see “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Analysis and Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”
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
Our financial results are constantly exposed to market risk. Economic activities exposed to market risk include (i) transactions where risk is assumed as a consequence of potential changes in interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices, volatility and other market factors; (ii) the liquidity risk from our products and markets; and (iii) balance sheet-related liquidity risk.
Interest rate risk arises from movements in interest rates that reduce the value of a financial instrument, a portfolio or the Bank. It can affect loans, deposits, debt securities, most assets and liabilities held for trading, and derivatives.
Interest rates are sensitive to many factors beyond our control, including monetary policies, regulatory actions affecting the financial sector and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby affecting our interest income / (charges), which constitutes the majority of our revenue, and could reduce our growth rate or result in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future, which could in turn affect our results.
A low-interest rate environment, such as that experienced in Chile in 2020 and 2021, could result in rates on our interest earning assets being priced at continuously lower rates but as interest bearing time deposits in Chile are not allowed to offer rates below zero, this limits our ability to reduce time deposit rates, thereby, potentially negatively impacting our margins and our results of operations.
Throughout 2022 and 2023, central banks globally, including the Central Bank of Chile, considerably increased interest rates to contain inflation. From 2023 onwards, inflation gradually converged towards central bank's objectives, enabling interest rate cuts in the second half of 2024 and throughout 2025.
Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased in delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may reduce the value of our financial assets and may reduce gains or require us to record losses on sales of our loans or securities. Additionally, a flattening or inversion of the yield curve, combined with persistent inflationary pressures, could adversely affect our business and results of operations.
High levels of inflation in Chile could adversely affect the Chilean economy and our business, financial condition and results of operations (“—Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Chilean economy and could have an adverse effect on us.”). Any change in the methodology of how the CPI index or the UF are calculated could also adversely affect our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. The UF is revalued in monthly cycles. On each day in the period beginning on the tenth day of any given month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. For more information regarding the UF, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation.” Although we benefit from inflation in Chile due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation, including from extended periods of inflation that adversely affect economic growth or periods of deflation. “See Item 11. Quantitative and Qualitative Disclosure About Market Risks—Market Risk: Quantitative Disclosure—Impact of Inflation.”
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
Global events (such as the continuance or escalation of the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East) and the recent imposition and threat of tariffs by the elected U.S. government have caused and could continue to cause high market volatility, which could materially and adversely affect us and our trading and banking book.
Equity risk is the possibility of loss from open positions in securities if their market price or expected future dividends fall. It affects shares, stock market indices, convertible bonds and derivatives with shares as the underlying asset (put, call, equity swaps, etc.).
The performance of financial markets may cause changes in the value of our investment and trading portfolios. Prolonged volatility in global equity and fixed-income markets—driven by geopolitical uncertainty, monetary tightening cycles, and investor risk aversion—has had a significant impact on the financial sector. Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could result in a permanent impairment requiring write-offs against our results.
Other market risks include inflation rate risk, credit spread risk, commodity price risk and volatility risk.
Additionally, we are also exposed to more complex market risks such as correlation risk, market liquidity risk, prepayment or cancellation risk and subscription risk. In addition, balance sheet liquidity risk (unlike market liquidity risk) is the possibility of loss caused by forced disposal of assets or cash flow imbalance if the bank meets its payment obligations late or at excessive cost. Such situations may cause losses through forced asset sales or margin compression resulting from mismatches between expected inflows and outflows.
Market risk affects (i) our interest income / (charges); (ii) the market value of our assets and liabilities, in particular of our securities holdings, loans and deposits and derivatives transactions; and (iii) other areas of our business such as the volume of loans originated or credit spreads.
Market risk could also include unforeseen risks arising during periods of market disruption or when market prices do not reflect fundamental values.
If any of these risks were to materialize, our operating results or the market value of our assets and liabilities could suffer a material adverse impact.
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
Market practices and documentation for derivative transactions in Chile may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depend on our ability to maintain adequate control and administration systems. Moreover, our ability to adequately monitor, analyze and report derivative transactions continues to depend, largely, on our information technology systems. Any deficiencies in these controls or systems could heighten the risks associated with derivative transactions and could have a material adverse effect on us.
The use of derivative instruments may also give rise to other risks, including valuation risk, model risk and market liquidity risk, particularly during periods of volatility or market stress. In such circumstances, the fair value of derivative positions may fluctuate significantly, affecting our results and regulatory capital.
As of December 31, 2025, the fair value of the trading derivatives in our assets amounted to Ch$10,879,777 million with a notional value of Ch$306,629,511 million. Additionally, as of December 31, 2025, the fair value of trading derivatives in our liabilities totaled Ch$10,587,308 million with a notional value of Ch$288,862,589 million.
As of December 31, 2025, the nominal value of the hedging derivatives in our books held within our financial risk management strategy and designed to reduce asymmetries in the accounting treatment of our operations amounted to Ch$27,741,554 million (with market value of Ch$261,192 million in assets and Ch$912,716 million in liabilities).

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
We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our major counterparties.
Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.
Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they are due, or we can only secure them at excessive cost. This risk is inherent in any banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the continuance or escalation of the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East.While we have in place liquidity management processes to mitigate and control these risks, systemic market factors make it difficult to eliminate these risks completely. Constraints in the supply of liquidity, including in inter-bank lending, could materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.
Our cost of obtaining funding is directly related to prevailing interest rates and to our credit spreads. The high interest rate environment currently prevalent in Chile and globally significantly increased the cost of our funding. Variations in credit spreads are market-driven and may be influenced by perceptions of our creditworthiness and general market conditions.Changes to interest rates and our credit spreads may occur frequently and could be unpredictable and highly volatile.
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
We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. As of December 31, 2025, 98.5% of our customer deposits had remaining maturities of one year or less or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. Historically, one of our principal sources of funds has been time deposits. Time deposits represented 24.2% and 25.0% of our total liabilities and equity as of December 31, 2025 and 2024, respectively. The Chilean time deposit market is concentrated given the importance in size of various large institutional investors such as pension funds and corporations relative to the total size of the economy. As of December 31, 2025, the Bank’s top 20 time deposits represented 20.0% of total time deposits, or 4.8% of total liabilities and equity. No assurance can be given that future economic instability in the Chilean market will not negatively affect our ability to continue funding our business or to maintain our current levels of funding without incurring increased funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.
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
Changes to the pension fund system may affect our liquidity levels and/or funding costs
The current pension fund system dates back to the 1980s, when pensions were converted from a state-funded system to a privately-funded system. Before 2025, employees were required by law to set aside 10% of their wages in a private pension fund. The demographics of Chilean society have changed in recent decades, led the government to enact a general reform of the system in January 2025 pursuant to Law No. 15480-13. In addition to the 10% of wages set aside by employees, employers are now required to contribute 7% of their employees’ taxable income. This contribution will be phased in over a period of 9 years, in addition to the existing 1.5% employer contribution to the Disability and Survivors Insurance (“SIS”). This reform brings the total employer contribution to 8.5% of an employee's salary.
Between 2020 and 2021, in the context of the COVID-19 pandemic, Chilean Congress enacted several laws which allowed Chileans to withdraw certain pre-established amounts from their pension funds without any penalties, which resulted in approximately U.S.$49 billion of liquidity being withdrawn from pension funds and injected into the Chilean economy. Withdrawals had an immediate impact on local fixed income capital markets and inflation. In 2025, there were no additional pension fund withdrawals approved but no assurances can be made as to whether there will be additional withdrawals in the future or whether the withdrawals will have a material adverse effect on our financial condition, liquidity levels, and our ability to obtain funding from the AFPs.

Chilean regulations also impose a series of restrictions on how Chilean pension fund administrators (Administradora de Fondos de Pensión, or “AFPs”) may allocate their assets. In the particular case of financial issuers’ there are three restrictions, each involving different assets and different limits determined by the amount of assets in each fund and the market and book value of the issuer’s equity. Overall, AFPs cannot invest more than 6.5% of the total funds managed in a single Chilean bank issuer. As of September 30, 2025, the most recent date for which information is available, the Chilean pension fund administrators (Administradora de Fondos de Pensión, or “AFPs”) had U.S.$$3.54 billion invested in the Bank via equity, deposits and fixed income securities. According to our estimates, as of September 2025, the AFPs still had the possibility of being able to invest another U.S.$10.9 billion in the Bank via equity, deposits and fixed income. As a result, any changes in the pension system, including any changes in the way the system invests in Chilean assets, could affect our liquidity levels and/or funding costs. If the exposure of any AFP to Santander-Chile exceeds the regulatory limits, if the regulatory limits are reduced or the amount of funds available in the pension funds falls significantly, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.
Legal and Regulatory Risks
We are subject to regulatory capital requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

On October 9, 2020, the FMC published the regulations on regulatory capital to comply with effective net worth rules in accordance with Basel III and the General Banking Law. The new regulation became effective on December 1, 2021 and was gradually implemented to be fully effective by December 1, 2025. For further details of capital requirements, please see “Item 4 Information on the Company—B. Business Overview-Regulation and Supervision—Minimum Capital.”
The General Banking Law also incorporates Pillar II capital requirements to ensure adequate risk management,which are currently still being updated and phased-in. This pillar’s objective is to ensure that banks maintain capital levels consistent with their risk profile and business model and encourage the development and use of appropriate processes to monitor and manage their risks. Pillar II also granted regulators the power to impose greater capital requirements because of deficient evaluations of a bank’s internal capital adequacy assessment process (ICAAP), which should consider a bank’s risk profile and a strategy to sustain adequate levels of capital, even under stress scenarios. The FMC, with at least four votes from the Council of the FMC, will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a particular financial institution. On April 11, 2025, the FMC set a 0.25% Pillar II requirement was for the Bank. 50% of this Pilar 2 capital requirement (0.125% of risk weighted assets) was constituted by June 30, 2025 as mandated by the FMC. On January 16, 2026 and following the completion of the FMC's annual supervisory process, the FMC determined that the 0.125% Pilar II requirement for Santander Chile was sufficient. Every year the FMC will perform an annual capital adequacy assessments analysis as part of its supervisory process, which could result in a higher Pilar II capital requirement and, therefore, we cannot rule out having to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required by the FMC.
On December 12, 2023, the FMC published for public comment a proposal to amend the regulations addressing the framework for the Internal Capital Adequacy Assessment Process (“ICAAP”) carried out by banks, the measurement of the Interest Rate Risk in the Banking Book (“IRRBB”) and the definition of outlier banks, among other topics. On July 8, 2025, the FMC published Circular No. 2,365 containing the final amendments to this regulation, including: (i) the possibility to impose capital requirements for the full amount of the IRRBB, based on either short-term or long-term exposures, (ii) establishment of a revised framework to determine outlier banks by maintaining the 15% threshold of the Tier 1 Capital based on the variation in the economic value of equity (ΔEVE) while adding new thresholds for sensitivity of Net Interest Income (“ΔNII”) amounting to 5% of Tier 1 Capital and 18% of 12-month rolling Net Interest Income, conditions that, if individually met, will determine an outlier bank, (iii) introduction of certain technical modifications to the standardized model for computing interest rate risk in the banking book (ΔEVE and ΔNII) by allowing the netting for local currencies (CLP and UF) while differentiating interest rate shocks for short- and long -term risk for inflation linked positions (UF), (iv) the allowance for banks to use internal models in order to determine potential internal capital buffers associated with IRRBB, (v) the introduction of parameters on the framework the banks should follow in order to assess their risk profile and measure material risks, (vi) the incorporation of new guidelines for banks regarding the definition of internal capital targets by adopting the Pillar II Requirement and Pillar II Guidance concepts, and (vii) the establishment of new disclosure requirements for Pillar II requirements. According to the schedule provided by the FMC, except for the new computation guidelines for IRRBB through ΔEVE and ΔNII, most of the changes will be in place for the 2026 ICAAP, to be delivered to the FMC in April 2027. Given the changes in the measurement of ΔEVE and ΔNII metrics, the definition of new thresholds for determining outlier banks and the revision made to the supervisory framework, we cannot rule out the imposition of further capital requirements to the Chilean banking industry in the future, including us. Therefore, we cannot guarantee that our profitability will not be impacted by actions we may be required to take in order to fulfill new regulatory capital requirements which may be established by the FMC in the future.
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
The FMC and the Central Bank require Chilean banks to maintain liquidity levels that are in line with those established in Basel III. The most important liquidity ratios are:
•Liquidity coverage ratio (LCR), which measures the percentage of liquid assets over net cash outflows. The new guidelines also define liquid assets and the formulas for calculating net cash outflows.
•Net Stable Funding Ratio (NSFR) which will measure a bank’s available stable funding relative to its required stable funding. Both concepts are also defined in the new regulations.
The implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The LCR is a liquidity standard that measures if banks have enough high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. The net stable funding ratio (NSFR) provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. As of December 31, 2025 our LCR and NSFR were 188% and 115%, respectively. While we are in compliance of regulatory requirements, no assurance can be made as to whether we will remain in compliance in the future. Moreover, there can be no assurance that the application of the existing regulatory requirements, standards or recommendations will not require us to issue additional securities that qualify as own funds or eligible liabilities, to maintain a greater proportion of its assets in highly-liquid but lower-yielding financial instruments, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on the our business, results of operations and/or financial position.
We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.
As a financial institution, we are subject to extensive regulation, inspections, examinations, inquiries, audits and other regulatory requirements by Chilean regulatory authorities, which materially affect our businesses. The FMC oversees and regulates the Chilean financial market, which is comprised of publicly traded companies, insurance companies, insurance brokers, mutual funds, fintech companies and investment funds as well as the Chilean banking industry as a whole and some non-bank lenders. In addition to being subject to regulation by the FMC, in certain matters, we are also subject to regulations issued by the Central Bank. We cannot assure you that we will be able to meet all of the applicable regulatory requirements and guidelines, or that we will not be subject to sanctions, fines, restrictions on our business or other penalties in the future as a result of noncompliance. If sanctions, fines, restrictions on our business, higher capital requirements or other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.
Pursuant to the Chilean General Banking Act (Ley General de Bancos) Chilean banks may, subject to the approval of the FMC, engage in certain non-banking businesses approved by the law. The FMC’s approval will depend on the risk associated with the activity and the bank’s financial strength.
In August 2021, Law No. 21,365 was enacted, regulating interchange fees in the credit card payment market in Chile. An autonomous and technical committee was formed to determine the interchange fee limits, conformed by 4 members designated by the Central Bank, the FMC, the National Economic Prosecutor (Fiscalía Nacional Económica) and the Ministry of Finance. Interchange fee limits will be determined every three years. In February 2023, the Committee for the Setting of Interchange Fee Caps proposed new interchange rate caps for credit and debit cards, reducing fees which banks may charge on acquirers. Implementation of the second phase of this change is currently on hold. If resumed, we expect that this reduction will have a significant impact on our revenue from card fees and is estimated to have an negative impact of approximately Ch$22 billion in the twelve month period starting from when the change is implemented. (see “Item 3. Key Information—D. Risk Factors—Risks in Respect of Santander-Chile—We may generate lower revenues from fee and commission-based businesses.”)

In addition, on January 28, 2025, the Chilean government submitted a bill aimed at mitigating the impact of high interest rates on mortgage loans by reducing these rates, benefitting buyers by lowering their monthly payments. This bill also proposes the implementation of a state subsidy designed to facilitate home purchases for middle-income families and reactivate the construction and real estate sectors. The benefit consists of a subsidy of up to 60 basis points on the interest rate for mortgage loans and applies to homes valued at no more than UF 4,000 (approximately U.S.$133,000).
Additionally, the subsidy is complemented by a state guarantee denominated “Garantías Apoyo a la Vivienda Nueva”, which will be available to individuals or legal entities that meet all the following eligibility criteria: (i) the credit must be for financing new housing, (ii) the property's value must not exceed UF 4,000 and (iii) it must comply with the additional requirements established in the relevant decrees. Furthermore, the fund cannot guarantee more than 60% of the property's value. The goal is to support families who, while not in a vulnerable situation, face difficulties in saving for the down payment required to purchase a home. The bill was approved by the Congress and was finally published as Law No. 21,748 on May 29, 2025.

In June 2024, the Chilean Congress passed a law creating a public consolidated debt registry (the “Redec,” pursuant to its Spanish acronym), which will be administered by the FMC and which begun operating in November 2025. (See “Item 3. Key Information—D. Risk Factors—Competitve Risks- The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile).

In January 2023 the law on Fintech and Open Finance System was published and in July 2024, the FMC published the regulations governing the Open Finance System (or the “SFA” pursuant to its Spanish acronym) under the Fintech Law, which is expected to enter into force in July 2026. (See “Item 3. Key Information—D. Risk Factors—Competitve Risks- The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile).
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

Chilean authorities and legislators periodically consider initiatives aimed at strengthening consumer protections, debtor rights, and addressing household over-indebtedness. Legislative proposals currently under discussion in the National Congress include measures intended to facilitate refinancing for highly indebted consumers, regulate aspects of credit card payment practices, impose greater restrictions on certain prepayment charges, enhance disclosure standards, and expand supervisory powers over elements of consumer credit activity. For example, Proposed Bill No. 16.408-05, introduced in 2023 and still under discussion before the Chilean Congress, seeks to reduce and prevent over-indebtedness through refinancing mechanisms, regulation of credit card payment practices, and related consumer protection reforms under Law No. 19.496, as amended. Since 2019, there has been continuous discussion in Congress on proposals to amend laws and regulations regarding consumer credit protections, including provisions relating to prepayment rules, acceleration clauses, and related credit charges. These initiatives remain subject to legislative debate and modification, and their final scope and outcome are uncertain. Any such changes, if enacted, could affect our interest income, fee generation, or credit management practices, which in turn could have a material adverse effect on our operating results, financial condition, and prospects.
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
Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which these deposits are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% reserve against them: demand deposits, deposits in checking accounts, obligations payable on sight incurred in the ordinary course of business and, in general, all deposits unconditionally payable immediately. The General Banking Law also states that the FMC, with the approval from the Central Bank, may lower this threshold from 2.5 times to 1.5 times a bank’s regulatory capital for a bank considered to be a SIB. This could lead to lower loan growth and have a negative effect on our business. As of December 31, 2024 and 2025, the Bank was not required to, and did not constitute, a corresponding technical reserve.
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
We face risk of loss from legal and regulatory proceedings, including tax proceedings, that could subject us to monetary judgments, regulatory enforcement actions, fines and penalties. The current regulatory and tax enforcement environment in the jurisdictions in which we operate reflects an increased supervisory focus on enforcement. Combined with uncertainty about the evolution of the regulatory regime, this may lead to material operational and compliance costs.
We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of our business, including, among others, in connection with conflicts of interest, lending and derivatives activities, relationships with our employees and other commercial, privacy, data protection, cybersecurity, tax or climate related matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties, are in the early stages of investigation or discovery, or have common elements but require assessment of circumstances on a case-by-case basis, we cannot state with certainty what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be.
The amount of our reserves in respect of these matters, which considers the likelihood of future cash flows associated with each of such claims, is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period. As of December 31, 2025, we had provisions for legal contingencies of Ch$3,933 million.
RISK FACTORS IN RESPECT OF CHILE
Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the potential enactment of a new constitution could adversely impact the Bank’s business.
During October 2019, growing public concern over perceived social inequality led to a rise in social unrest. The social unrest caused commercial disruptions throughout the country. After three weeks of nationwide protests, the Chilean government announced in November 2019 that it would initiate a process to draft a new Constitution for Chile. When the government announced the process of enacting a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. The share prices of local banks and bond spreads, including those of Santander Chile, suffered significant deterioration in the market. After a prolonged process, two plebiscites to approve two proposed draft of the constitution were rejected. As a result, the constitution drafted in 1980 during the Pinochet regime remains in force. There can be no assurance as to whether a renewal of social unrest, a new constitutional reform process, or any amendments to the Chilean Constitution implemented as a consequence of such a process, will not have a material adverse effect on our business, financial condition or results of operations.

Our growth, asset quality and profitability may be adversely affected by macroeconomic and political conditions in Chile.
A substantial number of our loans are to borrowers doing business in Chile. Chile’s economy has experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth and declining investment. For example, the Chilean economy contracted 6.1% in 2020 as a result of the COVID-19 pandemic, rebounded 11.3% in 2021 and slowed to 0.3% in 2023 as a result of deteriorating economic conditions in Chile and globally, including high inflation and high interest rates. In 2025, GDP growth is expected to be 2.4% as investment levels in Chile increased among a lower interest rate environment. While the Chilean economy seems to have stabilized, the volatility experienced between 2020 and 2023 resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. The Chilean economy may not continue to grow at similar rates as in the past or future developments may negatively affect Chile’s overall levels of economic activity.
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
Our revenues are also subject to deterioration due to unfavorable political and diplomatic developments, social instability, international conflicts, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, sanctions and trade restrictions, interest-rate caps and tax policies.
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

The Chilean government enacted several tax reforms in 2014, 2016 and 2020 in order to finance increased social spending. The most significant change was the increase in the corporate income tax rate to 27% in 2018. As of the date hereof, we cannot predict whether other tax reforms will be enacted in the future, which could have a material adverse effect on our results of operations. Please see “Item 10—Additional information—E. Taxation” for further information regarding the impact of these tax reforms on ADR holders.

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
A deterioration of the global economic, political, social and financial environment could have a material adverse impact on the financial sector, affecting our operating results, financial position and prospects. We are exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States, Europe (including Spain, where Santander Spain, our controlling shareholder, is based), Brazil, Argentina and other nations. Although economic conditions in Europe and the United States may differ significantly from economic conditions in Chile, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Chilean issuers. In particular, investor perceptions of the risks associated with our securities may be affected by perception of risk conditions in Spain.
In addition, growing protectionism and trade tensions could intensify and negatively impact our customers. The U.S. government has introduced significant changes in trade policies, including the imposition of a 10% baseline "reciprocal" tariffs on most imports and nations (including Chile) and higher country-specific tariffs for certain nations with which it has significant trade imbalances. Additionally, the U.S. has threatened to impose higher sanctions on certain nations in certain circumstances. This has led to certain U.S. trading partners announcing reciprocal tariffs (and other actions) in response, leading to increased protectionism and trade tensions across the world, as well as to a depreciation of the U.S. dollar.
The continuation, pause or escalation of tariffs and other trade restrictions, the continued depreciation of the U.S. dollar and other non-trade-related measures or policies of the U.S. government, could further impact international trade relations, investment flows and supply chains significantly, resulting in continued market volatility and a reduction in global growth, intensifying concerns over the global macroeconomic environment, inflation and the potential for a recession. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects and any restrictions or limitations to Chilean exports to the United States as a consequence of the factors described above could have a material adverse effect on our business, results of operations, financial condition and prospects.
Lastly, recent events in Venezuela, which ultimately led to the removal and arrest of President Nicolas Maduro by the U.S. government, could have significant political and economic consequences in the region. The U.S.’s intervention in Venezuela has faced a lot of criticism worldwide, including from many countries in Latin America, and it is uncertain whether such intervention could lead to the deterioration of the U.S.’s relations with other countries in the region, including Chile.
Scenarios of political tensions and instability throughout the world stemming from a variety of factors, such as heightened polarization and political interference, fragmentation and scandals, may lead to shifting and unpredictable outcomes in political elections, legislative and policy-making efforts, social conditions, government stability and the global economy and to a progressive erosion of the rule of law in certain long-standing democracies. Furthermore, increasing public debt levels together with high interest costs may not be sustainable and could lead certain countries to face higher sovereign risk premium and sovereign debt crises.
Chile also has considerable economic ties with China and Europe. In 2025, approximately 35.8% of Chile’s exports went to China, mainly copper. A slowdown in economic activity in China may affect Chile’s GDP and export growth as well as the price of copper, which is Chile’s main export. Chile exported approximately 12.7% of total exports to Europe in 2025. Crises and political uncertainties in these economies could also have an adverse effect on Chile, the price of our securities or our business. Approximately 13.5% of Chile’s exports in 2025 went to other Latin American nations. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.
If these, or other nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years, with possible adverse impact on our borrowers and counterparties. If this were to occur, we would potentially need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of December 31, 2025, the Bank’s foreign exposure, including counterparty risk in the derivative instruments’ portfolio, was U.S.$1720.00 billion or 2,273.3% of our total assets. There can be no assurance that the effects of a global recession will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile.
A change in labor laws in Chile or a worsening of labor relations in the Bank could impact our business.
As of December 31, 2025, on a consolidated basis, we had 8,526 employees, of which 74% were unionized. In December 2023, a new collective bargaining agreement was signed with the main unions, which became effective in September 2024 and will expire in December 2027. We generally apply the terms of our collective bargaining agreements to both union and non-union employees. While we have historically enjoyed good relations with our employees and their unions, we cannot assure you that a future strengthening of cross-industry labor movements will not have a material adverse effect on our business, financial condition or results of operations.
A new labor reform was passed by Congress in April 2023, which, among others, reduced the work week from 45 hours to 40 hours and established an automatic adjustment of the minimum monthly income according to changes in the Consumer Price Index (CPI) which as of January 1, 2026 was set at Ch$539,000 per month (U.S.$598 per month). At Santander Chile, the weekly working hours agreed under the new collective bargaining agreement were set at 40 hours and the monthly minimum wage at the Bank is set at Ch$1,030,000 (U.S.$1,144 per month). However, we cannot assure you that the new labor reform, or any further minimum wage increases, will not have a material impact on our expenses.

On May 7, 2025, a bill was introduced in the Chilean Congress seeking to eliminate the maximum limit of 11 years of service used to calculate severance pay in cases of termination of an employment contract on the grounds of “company’s needs” and “at the employer’s will.” The bill is currently being discussed by the lower house of the Chilean Congress. While the Bank's current collective bargaining agreement takes into account the 11 year limit to calculate severance payments, we cannot guarantee that if such law passes, our potential future obligation to make severance payments will not increase significantly, which may have a material impact on our expenses.

In addition, a law has been introduced in the lower house of Congress to modify the terms of the “gratificación legal,” which consists of an annual participation of workers in the profits of the company. The new law under discussion seeks to amend the Labor Code with respect to workers’ participation in company profits. The new law proposes to amend the Labor Code to increase the “gratificación legal” distributed to workers and to change the way it is calculated. This law has been approved by the Chamber of Deputies of the Chilean Congress and is currently in the Senate with no date set for consideration. No assurances can be given as to whether the proposed law will be approved and, if approved, whether it will have a material impact on our financial condition.
Finally, with the entry into force in December 2026 of the amendments introduced by Law No. 21,719 to Law No. 19,628 on Data Protection, the requirements governing the processing of personal data including employees’ personal information will become significantly more stringent. These amendments introduce substantial changes regarding the legal bases for processing personal data, the rules applicable to international data transfers, the regulation of data processing mandate agreements, and the creation of the Personal Data Agency, which will be empowered to impose administrative fines, depending on the severity of the infringement.
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
Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., which are controlled subsidiaries. Santander Spain has control over 67.18% of our shares.
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
Our ADSs are listed and traded on the NYSE (under the ticker “BSAC”). Our common stock is listed and traded on the Santiago Stock Exchange (under the ticker “BSANTANDER”), which we refer to as the Chilean Stock Exchange, although the trading market for the common stock is small by international standards. As of December 31, 2025, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the FMC may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean stock exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the FMC will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it is deemed necessary.
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
Equity investments in Chile by persons who are not Chilean residents have been subject to exchange control regulations which may restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank eliminated the regulations that affected foreign investors, except that investors are still required to provide the Central Bank with information relating to equity investments and conduct such operations within Chile’s Formal Exchange Market. We cannot assure you that exchange control restrictions will not be imposed again in the future, nor can we advise you as to the duration or impact of such restrictions if imposed.
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
As per the current Depositary Agreement, the foreign exchange rate applied be either (i) a published benchmark rate, or (ii) a rate determined by a third-party local liquidity provider, in each case plus or minus a spread, as applicable. The Depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the "Disclosures" page (or successor page) of ADR.com.

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
The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include impairment of loans and advances, good will impairment, valuation of financial instruments, deferred tax assets –provisions and pension obligations for liabilities.
If the judgment, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.
Changes in accounting standards could impact reported earnings.
The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. Changes made to accounting standards can materially impact how we record and report our financial condition and results of operations, as well as affect the calculation of our capital ratios. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. Various amendments were made to financial and accounting standards in 2023, 2024 and 2025. For more information about current and future developments in financial accounting and reporting standards, see Note 1(y) “Application of new and revised International Financial Reporting Standards” to our Audited Consolidated Financial Statements.
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
We are the largest bank in the Chilean market in terms of loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks aboard). As of December 31, 2025, we had total assets of Ch$68,147,280 million (U.S.$68.7 billion), outstanding loans at amortized cost, net of allowances for loan losses and including interbank loans of Ch$40,932,880 million (U.S.$41.3 billion), total deposits of Ch$30,569,373 million (U.S.$30.8 billion) and shareholders’ equity of Ch$5,616,359 million (U.S.$5.7 billion). As of December 31, 2025, we employed 8,526 people. We have a leading presence in all the major business segments in Chile, and a large distribution network with national coverage spanning across all the country and a leading digital onboarding platform for new clients. We offer unique transaction capabilities to clients through our 229 branches and 2,055 ATMs. Our headquarters are in Santiago, and we operate in every major region of Chile.
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
Our principal executive offices are located at Bandera 140, 20th floor, Santiago, Chile. Our telephone number is +562-320-2000 and our website is www.santander.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this Annual Report. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168. The SEC maintains a website on the Internet at https://www.sec.gov that contains reports and information statements and other information about us. The reports (including this annual report) and information statements and other information about us can be downloaded from the SEC’s website www.sec.gov website or our investor relations website www.ir.santander.cl. None of the information contained on our website, or any website referred to in this Annual Report, is incorporated by reference into, or forms part of, this Annual Report.
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

B.Business Overview
We have 229 branches of which: (i) 126 are traditional full product and transactional branches operated under the Santander brand name; (ii) 94 are WorkCafé or WorkCafé Espresso branches, which are high-tech digital branches; (iii) and the remaining 9 branches are Select branches for affluent customers.
We divide our clients into the following groups: (i) Retail banking, (ii) Wealth Management, (iii) Middle-market, (iv) Corporate Investment Banking and (v) Corporate Activities (“Other”).
The Bank has the reportable segments noted below see “Segmentation Criteria” for further information.
Retail Banking
This segment consists of individuals, excluding high-net worth clients, and small to medium-sized entities (SMEs) with annual sales less than UF400,000 (U.S.$17.6 million). This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, securities brokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, foreign trade services, leasing, factoring, and transactional services.
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
Middle-market

This segment includes companies with annual sales exceeding UF400,000 (US$17.6 million) without a cap (for specialized industries in the Santiago Metropolitan Region, annual sales exceeding 100,000 UF (US$4.4 million) without a cap). This segment also encompasses institutional organizations such as universities, government agencies, municipalities, regional governments, and real estate companies undertaking projects for third-party sales, as well as all construction companies with annual sales exceeding UF 100,000 (US$4.4 million) without a cap. A wide variety of products are offered to this segment, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, savings products, mutual funds and insurance. In addition companies in the real estate sector are offered specialized services for the financing of mainly residential projects, with the intention of increasing the sale of mortgage loans.
Corporate Investment Banking (“CIB”)

This segment services multinational firms with annual sales exceeding EUR 500 million (USD 585 million), EBITDA over EUR 150 million (USD 175.5 million), and assets exceeding EUR 1 billion (USD 1.17 billion). For financial institutions, the requirement is assets greater than Ch$10 trillion (US$11.1 billion) This segment offers a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds and insurance. This segment includes the Treasury Division, which provides sophisticated financial products mainly to companies in the Retail Banking and Middle-market areas. Products include short-term financing and deposits, brokerage services, derivatives, securitization and other products tailored to the needs of clients. The Treasury area also handles the intermediation of positions, as well as the company's own investment portfolio.
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
The tables below show the Bank’s results by reporting segment for the year ended December 31, 2025, in addition to the corresponding balances of loans and accounts receivable from customers:

	For the year ended December 31 2025
	Loans and accounts receivable at amortized cost(1)	Deposits and other demand liabilities	Net interest income	Net fee and commission income	Net income from financial operations	Provision for loan losses	Support expenses(2)	Other op.income and expenses (5)	Net income before taxes	Income tax	Net income
	(In millions of Ch$)
Retail	31,225,378	13,094,059	1,642,104	503,186	64,292	(498,572)	(744,059)	(77,593)	889,358	(211,987)	677,371
Wealth Management & insurance	924,692	3,177,991	59,789	30,019	4,236	(2,870)	(32,037)	(1,976)	57,161	(13,963)	43,198
Middle-Market	6,178,983	4,262,866	334,660	52,921	22,154	(74,190)	(45,074)	(3,856)	286,615	(78,709)	207,906
CIB	2,139,201	7,313,098	211,915	47,404	143,503	4,269	(103,287)	(2,654)	301,150	(83,216)	217,934
Corporate Activity & others	464,626	2,721,359	(261,785)	(37,699)	21,597	(3,950)	(14,956)	7,924	(288,869)	180,513	(108,356)
Total	40,932,880	30,569,373	1,986,683	595,831	255,782	(575,313)	(939,413)	(78,155)	1,245,415	(207,362)	1,038,053
(1)Corresponds to loans and accounts receivable at amortized cost under IFRS 9, without deducting their allowances for loan losses.
(2)Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Operations through Subsidiaries
In Chile, banks may only establish or acquire subsidiaries that are strictly complementary to banking activities, pursuant to the General Banking Law and FMC guidelines. Permitted subsidiaries include leasing and factoring companies, payment and card processors, brokerage firms, fund managers, custodial and other financial service entities, as well as operational support companies such as IT or back-office services. Chilean banks are not allowed to own insurance companies and may only own insurance brokerage subsidiaries, which must operate with full functional and governance separation. All subsidiaries require prior FMC authorization, are subject to consolidated supervision and Basel III capital rules, and banks are expressly prohibited from owning commercial, industrial, or other non-financial businesses. For the twelve–month period ended December 31, 2025, our subsidiaries collectively accounted for 2.1% of our total consolidated assets.
The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

			Percent ownership share
			As of December 31,
Name of the Subsidiary	Main Activity	Place of incorporation and operation	2025			2024			2023
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
			%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	Santiago, Chile	-	-	-	-	-	-	50.10	-	50.10
Santander Consumer Chile S.A.	Financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Card operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00
The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10 “Consolidated Financial Statements” (IFRS 10):
•Santander Gestión de Recaudación y Cobranza Limitada: its exclusive activity is administering and collecting loans.
•Multiplica SpA: its primary purpose is the development of incentive programs that encourage the use of payment cards.
The company Bansa Santander S.A. was included in the consolidation perimeter until May 2024. The Bank did not have an ownership percentage of Bansa Santander S.A., which was consolidated as a consequence of being controlled by the management of Santander Consumer Chile S.A. During the months of April and May of 2024, Bansa Santander S.A. and Santander Investments Chile Limitada made a series of modifications to the financing agreements existing between them, as a result of which the shareholders of Bansa Santander S.A. also granted Santander Investments Chile Limitada the power to appoint one of the three members of its Board of Directors. Therefore, as of May 2024, Santander Consumer Finance Limitada lost control of Bansa Santander S.A., having to exclude this company from its consolidation scope.
Pagonxt Payments Chile SpA was included in the consolidation perimeter until December 2024. The Bank did not have an ownership percentage in Pagonxt Payments Chile SpA, which was consolidated based on the fact that it was controlled by the management of the Bank. The company PagoNxt Payments Chile SpA in January 2025 signed an agreement with the related entity Santander Global Technology and Operations Chile Limitada to transfer its assets, contracts, and employees. As a result, the Bank no longer controlled this entity and PagoNxt Payments Chile SpA is no longer consolidated.

Sale of 49.99% of Getnet Chile S.A.
On December 23, 2025, the Board of Directors announced an extraordinary meeting of our shareholders scheduled for January 27, 2026 in order for the Bank’s shareholders to vote in connection with (i) the offer made by Getnet Payments, S.L., a company of the Santander Group, to acquire 49.99% of the shares of Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. (“Getnet”) in exchange for a lump sum payment of Ch$68,000 million, and (ii) the execution of an agreement between us and Getnet, with a value that ranges from Ch$55,465 million and Ch$79,999 million by means of which we will share and use our personnel, branches, equipment and data to promote Getnet’s products and services for a term of seven years, in exchange for 10% of the DIAO (defined as the discount fee minus interchange fees minus assessment fees plus other revenues) received by Getnet as a result of such services. On January 27, 2026, an Extraordinary Shareholders’ Meeting of Banco Santander-Chile was held, at which the shareholders resolved to approve the acceptance of the offer made by Getnet Payments, S.L. to Banco Santander-Chile and Santander Asesorías Financieras Limitada for the purchase of 49.99% of the shares of the subsidiary Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., in the terms previously stated.
The Bank also has significant influence over the following entities:

		Place of Incorporation and operation	Percentage of ownership share as of December 31,
			2025	2024	2023
Associates	Main activity			(in %)
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	13.72	13.72	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48
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

Competition
Overview
The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately-owned banks and one public-sector bank, Banco del Estado de Chile (which operates within the same legal and regulatory framework as the private sector banks). The private-sector banks include local banks and a number of foreign-owned banks operating in Chile. The Chilean banking system is comprised of 17 banks, including one public-sector bank. The six largest banks accounted for 85.4% of all outstanding loans by Chilean financial institutions as of December 31, 2025 (excluding assets held abroad by Chilean banks).
The Chilean banking system has experienced increased competition in recent years, largely due to consolidation in the industry and new legislation. In 2025, the merger between Banco BICE and Banco Security was completed, creating the 7th largest bank in Chile in terms of loan portfolio. In 2025 Tanner Digital Bank began its operations as a new bank in Chile servicing SMEs and Tenpo, a digital consumer bank, is expected to begin operating in 2026. We also face competition from non-bank and non-finance competitors, principally department stores, credit unions and cajas de compensación (private, non-profitable corporations whose aim is to administer social welfare benefits, including payroll loans, to their members) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products. Our subsidiary, Getnet, also competes against non-banks, such as MercadoPago, in the acquiring market. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has grown rapidly.
All the competition data in the following sections is based on Chilean Bank GAAP.
The following tables set out certain statistics comparing our market position to that of our peer group, defined as the six largest banks in Chile in terms of total loans as of December 31, 2025 or the latest date available (excluding assets held by Chilean banks abroad).

	As of December 31 2025, unless otherwise noted
	Market Share	Rank
Commercial loans	13.8%	4
Consumer loans	19.1%	1
Residential mortgage loans	19.7%	2
Total loans	16.7%	1
Deposits	17.0%	2
Checking accounts(1)	21.9%	1
Branches(1)	15.9%	2
Source: FMC
(1)As of November 2025, according to the latest publicly available information.

Loans
As of December 31, 2025, our loan portfolio was the largest among Chilean banks. Our loan portfolio, including interbank loans, represented 16.7% of the market for loans in the Chilean financial system as of such date. The following table sets forth our and our peer group’s market shares in terms of loans (excluding assets held by Chilean banks abroad).

	As of December 31 2025, (Chilean Bank GAAP)
Loans	Ch$ bn	U.S.$ bn	Market Share
Santander-Chile	41,224	45.8	16.7%
Banco de Chile	39,592	44.0	16.1%
Banco del Estado de Chile	39,215	43.5	15.9%
Banco de Crédito e Inversiones	35,224	39.1	14.3%
Scotiabank Chile	32,533	36.1	13.2%
Itaú Chile	22,784	25.3	9.2%
Others	35,939	39.9	14.6%
Chilean financial system	246,511	273.7
Source: FMC. Market share over total loans including those accounted for under amortized cost and fair value.
Deposits
We had a 17.0% market share in deposits, ranking second among banks in Chile as of December 31, 2025. Deposit market share is based on total time and demand deposits as of the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits (excluding assets held by Chilean banks abroad).

	As of December 31 2025, (Chilean Bank GAAP)
Deposits	Ch$ bn	U.S.$ bn	Market Share
Banco del Estado de Chile	35,517	39.4	19.8%
Santander-Chile	30,569	33.9	17.0%
Banco de Chile	28,470	31.6	15.9%
Banco de Crédito e Inversiones	22,515	25.0	12.6%
Scotiabank Chile	18,471	20.5	10.3%
Itaú Chile	14,587	16.2	8.1%
Others	29,255	32.5	16.3%
Chilean financial system	179,384	199.1
Source: FMC.

Total Equity
As of December 31, 2025, we were the third largest bank in Chile in terms of total equity. The following table sets forth our and our peer group’s total equity.

	As of December 31 2025, (Chilean Bank GAAP)

Total Equity	Ch$ bn	U.S.$ bn	Market Share
Banco de Crédito e Inversiones	7,446	8.3	20.1%
Banco de Chile	5,800	6.4	15.7%
Santander-Chile	4,840	5.4	13.1%
Itaú Chile	4,309	4.8	11.7%
Banco del Estado de Chile	4,204	4.7	11.4%
Scotiabank Chile	4,029	4.5	10.9%
Others	6,347	7.0	17.2%
Chilean financial system	36,975	41.1
Source: FMC.
Efficiency
As of December 31, 2025, we were the first most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark-to-market and trading, exchange differences (net) and other operating income (net)) in each case under Chilean Bank GAAP.

Efficiency ratio as defined by the FMC	As of December 31 2025, (Chilean Bank GAAP)
Santander-Chile	36.0%
Banco de Chile	37.4%
Scotiabank Chile	39.7%
Banco del Estado de Chile	50.1%
Banco de Crédito e Inversiones	51.7%
Itaú Chile	55.0%
Chilean financial system	45.1%
Source: FMC.

Net Income for the Period Attributable to Equity Holders
In 2025, we were the second largest bank in Chile in terms of net income attributable to shareholders measured under Chilean Bank GAAP. The following table sets forth our and our peer group’s net income.

	As of December 31 2025, (Chilean Bank GAAP)
Net income attributable to equity holders	Ch$ bn	U.S.$ bn	Market Share
Banco de Chile	1,192	1.32	22.6%
Santander-Chile	1,053	1.17	20.0%
Banco de Crédito e Inversiones	996	1.11	18.9%
Banco del Estado de Chile	492	0.55	9.3%
Scotiabank Chile	434	0.48	8.2%
Itaú Chile	428	0.48	8.1%
Others	669	0.74	12.7%
Chilean financial system	5,264	5.85	—
Source: FMC.
Return on equity
We were the most profitable bank in our peer group (as measured by return on period-end equity under Chilean Bank GAAP) and the fourth most capitalized bank as measured by the Chilean BIS ratio as of December 31, 2025 and November 30, 2025 (the last industry available data), respectively. The following table sets forth our and our peer group’s return on average equity and BIS ratio.

	Return on period-end equity as of December 31 2025, (Chilean Bank GAAP)	BIS ratio as of Nov. 2025 (Chilean GAAP)

Santander-Chile	23.3%	16.6%
Banco de Chile	21.2%	18.3%
Banco de Crédito e Inversiones	13.8%	15.8%
Banco del Estado de Chile	12.2%	16.6%
Scotiabank	10.8%	17.5%
Itaú Chile	10.4%	17.8%
Source: FMC.

Asset Quality
As of December 31, 2025, we were ranked fifth in our peer group by the non-performing loan to total loan ratio. The following table sets forth our and our peer group’s non-performing loan ratio of loans accounted for using the amortized cost method as defined by the FMC as of December 31, 2025.

Non-performing loans / total loans as of December 31 2025, (Chilean Bank GAAP)
Banco de Chile	1.66%
Banco de Crédito e Inversiones	2.14%
Itaú Chile	2.16%
Scotiabank Chile	2.36%
Santander-Chile	3.20%
Banco del Estado de Chile	4.14%
Chilean financial system	2.53%
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
Deposit Insurance
The General Banking Law protects certain depositors by providing government deposit insurance. The guarantee only extends to certain time deposits and savings accounts held by natural persons with a maximum value of UF400 per person (Ch$15.9 million or U.S.$17,643 as of December 31, 2025) per calendar year in the entire financial system and a maximum of UF200 per person per bank (Ch$7.9 million or U.S.$8,822 as of December 31, 2025. Governmental deposit insurance does not cover time deposits or savings account balances for legal entities (including for-profit and non-profit institutions or companies).
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
In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% “technical reserve” against them: demand deposits, deposits in checking accounts, or obligations payable on sight incurred in the ordinary course of business, and in general all deposits unconditionally payable immediately, but excluding interbank demand deposits. As of December 31, 2025, the Bank was not required to maintain this reserve.
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
On November 2, 2020, the FMC published updated guidelines regarding the identification and core capital charge for banks considered Systemically Important Banks (“SIBs”). The FMC, in agreement with the Central Bank, also imposed additional capital requirements for SIBs of between 1-3.5% of risk-weighted assets. This additional capital was gradually phased in by 25% beginning in December 2021 until December 2025.
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

The General Banking Law also incorporates Pillar II capital requirements to ensure adequate risk management. This pillar's objective is to ensure that banks maintain capital levels consistent with their risk profile and business model and encourages the development and use of appropriate processes to monitor and manage their risks. Pillar II also granted the regulators the power to impose greater capital requirements because of deficient evaluations of a bank’s internal capital adequacy assessment process (ICAAP), which should consider a bank’s risk profile and a strategy to sustain adequate levels of capital, even under stress scenarios. ICAAP is a process through which a bank evaluates its capital needs in relation to its risk profile, strategic objectives, and operating environment and is required by the FMC. Pillar II also focuses on risks not considered in Pillar I such as reputational risks, concentration risks, liquidity risks and interest rate risks. The FMC, with at least four votes from the Council of the FMC, will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a particular financial institution. On April 11 2025, the FMC resolved to establish a Pilar II requirement of 25 basis points of total capital for Banco Santander Chile with an initial tranche of 12.5 basis points constituted by June 30, 2025. On January 16, 2026 and following the completion of the FMC's annual supervisory process, the FMC determined that the 0.125% Pilar II requirement for Santander Chile was sufficient. Every year the FMC will perform an annual capital adequacy assessments analysis as part of its supervisory process, which could result in a higher Pilar II capital requirement. Therefore, we cannot assure you that our minimum capital requirements will not be impacted by new regulatory Pilar II thresholds in the future.

On December 12, 2023, the FMC published for public comment on proposals addressing the framework for the Internal Capital Adequacy Assessment Process (“ICAAP”) carried out by banks, the measurement of the Interest Rate Risk in the Banking Book (“IRRBB”) and the definition of outlier banks, among other topics. On January 17, 2024, the FMC stated that banks that had a level of market risk of the banking book greater than 15% of CET1 would have to meet an additional capital requirement under Pillar II guidelines. On July 8, 2025, the FMC published Circular No. 2,365 containing the final amendments to this regulation, including: (i) the removal of the 15% threshold of the CET1 to determine additional capital requirements based on the metric of changes in the Economic Value of Equity (“ΔEVE”) and the possibility to impose capital requirements for the full amount of interest rate risk in the banking book, based on either short-term or long-term exposures, (ii) establishment of a revised framework to determine outlier banks by maintaining the 15% threshold of the Tier 1 Capital based on ΔEVE while adding new thresholds for changes in Net Interest Income (“ΔNII”) amounting to 5% of Tier 1 Capital and 18% of 12-month rolling Net Interest Income, conditions that, if individually met, will determine an outlier bank, (iii) introduction of certain technical modifications to the standardized model for computing interest rate risk in the banking book (ΔEVE and ΔNII) by allowing the netting for local currencies (CLP and CLF) while differentiating interest rate shocks for short- and long -term risk for CLF currency, (iv) the allowance for banks to use internal models in order to determine potential internal capital buffers associated with IRRBB, (v) the introduction of parameters on the framework the banks should follow in order to assess their risk profile and measure material risks, (vi) the incorporation of new guidelines for banks regarding the definition of internal capital targets by adopting the Pillar II Requirement and Pillar II Guidance concepts, (vii) the limitation of a maximum extension of 70 pages for the ICAAP Report, and (viii) the establishment of new disclosure requirements for Pillar II requirements. According to the schedule provided by the FMC, except for the new computation guidelines for IRRBB through ΔEVE and ΔNII, most of the changes will be in place for the 2026 ICAAP, to be delivered to the FMC in April 2027. Given the changes in the measurement of ΔEVE and ΔNII metrics, the definition of new thresholds for determining outlier banks and the revision made to the supervisory framework, we cannot rule out the imposition of further capital requirements to the Chilean banking industry in the future, including us. Therefore, we cannot guarantee that our profitability will not be impacted by actions we may be required to take in order to fulfill new regulatory capital requirements which may be established by the FMC in the future.
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
The following table sets forth the regulatory capital demands under the General Banking Law:

Minimum capital requirements: Basel III, previous GBL and new requirements
Capital categories	General Banking Law
(% over risk weighted assets)
(1) Core capital	4.5%
(2) Additional Tier 1 Capital (AT1)	Minimum 1.5% up to 1/3 of core capital
(3) Total Tier 1 Capital (1+2)	6.0%
(4) Tier 2 Capital	Minimum 2.0% with subordinated bonds up to 50% of core capital and additional provisions up to 1.25% of RWAs
(5) Total Regulatory Capital (3+4)	8.0%
(6) Conservation Buffer	2.5% CET1
(7) Total Equity Requirement (5+6)	10.5%
(8) Counter Cyclical Buffer	up to 2.5% CET1. Currently set at 0.5%
(9) SIB Requirement	Between 1 – 3.5% CET1
(10) Pillar II	Up to 4% CET1 or Tier 2

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
The following table sets forth our RWA and regulatory capital as of December 31, 2025 under Basel III as required by the Chilean regulator as of this reporting date.

Risk-weighted assets	December 31 2025
Ch$ million
Market risk	7,143,966
Operational risk	5,019,913
Credit risk	29,551,588
Total RWA	41,715,467

		Ratio
	December 31 2025	December 31 2025
	(Ch$ million)	(% of RWA)
Common Equity Tier 1 (CET1)	4,601,923	11.0%
Additional Tier I	629,468	1.5%
Tier I	5,231,391	12.5%
Tier II	1,815,930	4.4%
Regulatory capital	7,047,321	16.9%
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
Provisions for Country Risk and for Contingent Loan Risk
Under Chilean Bank GAAP, the Bank provisions for country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications established by the FMC and therefore are not in accordance with IFRS. Our provisions for country risk as of December 31, 2025 were not material.
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
Additional Provisions

According to FMC regulation, with Board approval, a bank would be allowed to establish additional provisions over the provision limits already described, to protect themselves from the risk of non- predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector. According to No. 10 of Chapter B-1 from the FMC Compendium of Accounting Standards (Compendio de Normas Contables), these provisions will be recorded in liabilities, like provisions for contingent loans.
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
Exchange rate of provisions for credit risk
In accordance with FMC regulations and Chilean GAAP, the Bank recognizes the gain or loss incurred by the exchange rate difference arising from provision of credit risk for loans in foreign currency. As the credit risk provision is adjusted under IFRS 9, the exchange rate difference is also adjusted.
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
Financial regulatory statutes and rules are continually under review by the U.S. Congress and U.S. financial regulatory agencies. Changes in key personnel at the U.S. financial regulatory agencies may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously. The full spectrum of risks that result from pending or future U.S. financial services legislation or regulations cannot be fully known; however, such risks could be material and we could be materially and adversely affected by them.
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
The following activities are disclosed in response to Section 13(r) with respect to the Group and its affiliates. During the period covered by this report:
•Frozen accounts and transactions: A limited number of accounts for customers subsequently designated over time by the US under the Specially Designated Global Terrorist (SDGT) sanctions program, were or are maintained with certain non-US affiliates of Santander. All accounts have been frozen or cancelled to comply with applicable legal requirements.
•Legacy contractual obligations related to guarantees: The Group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to 27 April 2007. The Group is not contractually permitted to cancel these arrangements without paying the guaranteed amount. As such, the Group intends to continue to provide the guarantees in accordance with company policy and applicable laws.
In the aggregate, all the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2025, which were negligible relative to the overall revenues and profits of Santander. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above.
C.Organizational Structure
Grupo Santander controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A. which are controlled subsidiaries. Grupo Santander has control over 67.18% of our shares.

Shareholder	Number of Shares	Percentage
Santander Chile Holding S.A.	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	31.72

The chart below sets forth the names and areas of responsibility of our senior managers as of the date of the filing of this annual report:

D.Property, plants and equipment
We are domiciled in Chile and own our principal executive offices located at Bandera 140, 20th floor, Santiago, Chile. As of December 31, 2025, we owned the locations at which 28.9% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

Main Properties as of December 31 2025	Number
Central Offices
Owned	3
Rented	4
Total	7

Branches
Owned	66
Rented	162
Total	228

Other property(1)
Owned	21
Rented	7
Total	28
(1)Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Accounting Standards Applied in 2025
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
A.Operating Results
Chilean Economy
All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2025, Chile experienced a moderate increase in economic activity compared to the previous year as lower interest rates in Chile and globally drove growth. In 2025, Chile’s economy is expected to grow 2.4% as compared to 2.6% in 2024 and 0.5% in 2023. The Central Bank's reference rate, which is used to set monetary policy, finished 2025 at 4.50% compared to 5.00% in 2024 and 8.25% in 2023. The unemployment rate for 2025 remained elevated at 8.5%. The observed exchange rate appreciated 9.4% in 2025, depreciated 13.7% in 2024 and depreciated 2.9% in 2023. The appreciation of the Chilean peso in 2025 was mainly due to a weaker U.S. dollar globally. Currently, the Central Bank expects GDP to increase in a range between 1.5%-2.5% in 2025.
Total loans as of December 31, 2025, in the Chilean financial system, excluding loans held abroad by Chilean banks, grew 2.6% year-over-year. Total customer deposits (defined as time deposits plus checking accounts), excluding amounts held by Chilean banks abroad, increased 5.8% year-over-year as of December 31, 2025. The non-performing loans (defined as loans with an installment that is at least 90 days past-due) to total loans ratio increased from 2.1% as of December 31, 2024 to 2.5% as of December 31, 2025. This was mainly driven by asset quality weakness caused by the sluggish economic growth and high unemployment rates.
The Unidad de Fomento (UF) and the Impact of Inflation
Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$39,727.96 as of December 31, 2025, Ch$38,416.69 as of December 31, 2024, Ch$36,789.36, and as of December 31, 2023. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition, and results of operations. Negative inflation rates also negatively impact on our results. Inflation measured as the annual variation of the UF was 3.4% in 2025, 4.4% in 2024, and 4.8% in 2023. There can be no assurance that Chilean inflation will not change significantly from the current level. Due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate compared to our deposits and other funding sources), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:
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
•Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. This gap's size is limited by internal and regulatory guidelines to avoid excessive potential losses due to strong shifts in interest rates or inflation. To keep this duration gap below internal and regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. The loss from the swaps taken to hedge mainly for inflation and interest rate risk, and included in net interest income, totaled a loss of Ch$236,523 in 2025, a loss of Ch$535,558 million in 2024, and a loss of Ch$1,147,193 million in 2023. The lower losses in 2025 were mainly due to lower short-term interest rates and inflation in 2025 compared to 2024. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$7,403,454 million in 2025, Ch$7,518,560 million in 2024 and, Ch$6,875,280 million in 2023. Therefore, our sensitivity to a 100-basis point shift in UF inflation considering our average gap in 2025 would be approximately Ch$74 billion.

The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was as follows:

	As of December 31,			% Change
	2025	2024	2023	2025/2024	2024/2023

	(in millions of Ch$)
Impact of inflation on net interest income
Results from UF GAP(1)	253,849	323,751	321,698	(21.6%)	0.6%
Annual UF inflation	3.4%	4.4%	4.8%
(1)UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.
•Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest-bearing liabilities to changes to such prevailing rates varies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 31.3%, 30.7%, and 29.0% for the years ended December 31, 2025, 2024 and 2023, respectively.
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
Foreign Exchange Fluctuations
The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The exchange rate appreciated 9.4% in 2025, depreciated 13.7% in 2024 and depreciated 2.9% in 2023. A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In either case, any differences are usually hedged using forwards and cross-currency swaps. Including derivatives, the Bank seeks to run minimal foreign currency risk in its non-trading balance sheet. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) and derivatives accounted under hedge accounting standards are included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk.
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

	2025	2024
CONSOLIDATED RATIOS
(IFRS)
Profitability and performance:
Net interest margin(1)	3.8%	3.4%
Return on average total assets(2)	1.5%	1.2%
Return on average equity(3)	18.3%	17.0%
Return on average adjusted equity(4)	20.8%	19.5%

Capital:
Average shareholders’ equity as a percentage of average total assets(5)	8.2%	7.3%
Total liabilities as a multiple of equity(6)	10.9	11.8
Credit Quality:
Non-performing loans as a percentage of total loans(7)	3.3%	3.2%
Allowance for loan losses as percentage of total loans(8)	3.0%	2.9%
Operating Ratios:
Operating expenses /operating revenue(9)	36.4%	39.2%
Operating expenses /average total assets	1.5%	1.5%

OTHER DATA
CPI Inflation Rate	3.4%	4.5%
Revaluation (devaluation) rate (Ch$/U.S.$) at year end(10)	9.4%	(13.7%)
Number of employees at period end	8,526	8,757
Number of branches and offices at period end	229	236
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
(7)Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due. Total loans in 2025 and 2024 correspond to loans at amortized cost.
(8)Allowance for loan losses as of December 31, 2025 and 2024 corresponds to allowances for loans at amortized cost according to IFRS 9.
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
Results of Operations for the Years Ended December 31, 2025 and 2024
In this section, we discuss the results of our operations for the year ended December 31, 2025 compared to the year ended December 31, 2024. For a discussion of the results of our operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to “Item 5. – A. Operating Results – Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023” in our Annual Report on Form 20-F for the year ended December 31, 2024.
The following discussion is based on and should be read together with the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The following table sets forth the principal components of our net income for the years ended December 31, 2025 and 2024.

Consolidated Income Statement Data IFRS

	2025	2025	2024	% Change 2025/2024
	(U.S.$ thousands)(1)	(Ch$ million)

Interest income and inflation	4,214,113	3,795,609	4,094,817	(7.3%)
Interest expense and inflation	(2,008,378)	(1,808,926)	(2,308,031)	(21.6%)
Net interest income	2,205,734	1,986,683	1,786,786	11.2%
Fees and commission income	1,155,385	1,040,644	960,168	8.4%
Fees and commission expense	(493,858)	(444,813)	(413,102)	7.7%
Total net fees and commission income	661,527	595,831	547,066	8.9%
Net income/(expense) from financial assets and liabilities for trading	(48,358)	(43,556)	85,013	(151.2%)
Net income from derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	3,262	2,938	(37,068)	(107.9%)
Net income from exchange, adjustment and hedge accounting of foreign exchange	329,081	296,400	202,574	46.3%
Net income from financial operations	283,985	255,782	250,519	2.1%
Income from investments in associates and other companies	10,313	9,289	10,436	(11.0)%
Net income from non-current assets and groups available for sale not admissible as discontinued operations	8,042	7,243	4,049	78.9%
Other operating income	7,790	7,016	8,048	(12.8)%
Total operating income	3,177,391	2,861,844	2,606,904	9.8%
Personnel salaries and expenses	(458,429)	(412,902)	(398,819)	3.5%
Administrative expenses	(430,342)	(387,605)	(366,431)	5.8%
Depreciation and amortization	(150,062)	(135,159)	(141,435)	(4.4%)
Impairment of property, plant and equipment	(4,160)	(3,747)	(1,295)	189.3%
Other operating expenses	(112,917)	(101,703)	(114,739)	(11.4)%
Total operating expenses	(1,155,909)	(1,041,116)	(1,022,719)	1.8%
Net operating income before credit losses	2,021,481	1,820,728	1,584,185	14.9%
Provisions for loan losses for interbank loans and account receivable from customers	(833,291)	(750,537)	(660,814)	13.6%
Provisions for loan losses for contingent loans and others	(14,951)	(13,466)	2,902	(564.0%)
Recovery of loans previously charged-off	213,880	192,640	153,944	25.1%
Provision for loan losses for other financial assets at amortized cost and financial assets at fair value through OCI	(4,387)	(3,950)	(622)	535.0%
Provision for loan losses	(638,747)	(575,313)	(504,590)	14.0%
Net operating income before income tax	1,382,734	1,245,415	1,079,595	15.4%
Income tax expense	(230,226)	(207,362)	(219,745)	(5.6%)
Result of discontinued operations	—	—	—	—%
Net income for the year	1,152,509	1,038,053	859,850	20.7%
Net income for the year attributable to:
Shareholders of the Bank	1,134,297	1,021,650	852,964	19.8%
Non-controlling interests	18,212	16,403	6,886	138.2%
(1)Amounts stated in U.S. dollars at and for the year ended December 31, 2025 have been translated from Chilean pesos at the exchange rate of Ch$900.69= U.S.$1.00 as of December 31, 2025.

Results of Operations for the Years Ended December 31, 2025 and 2024
Net income for the year attributable to shareholders of the Bank increased 19.8% in 2025 compared to 2024 and totaled Ch$1,021,650 million. Our return on annualized average equity (adjusted to exclude the AT1 perpetual bond) was 20.8% in 2025 compared to 19.5% in 2024.
Our net interest income increased 11.2% in 2025 compared to 2024. Net interest income from our reporting segments totaled Ch$2,248,468 million in 2025 and increased 3.8% compared to 2024. This rise was mainly due to a higher-yield asset mix and lower funding costs that benefited from the lower interest rate environment in Chile in 2025. Our interest-bearing liabilities have a shorter maturity than our interest-earning assets and, therefore, incorporate rate cuts more quickly. The increase in net interest income was also due to a decrease in the loss in “other” net interest income, which totaled a loss of Ch$261,785 million in 2025 compared to a loss of Ch$379,913 million in 2024. Overall, our net interest margin increased from 3.36% in 2024 to 3.79% in 2025.
Net fees and commission income increased 8.9% to Ch$595,831 million in 2025 compared to the same period in 2024. Fee growth in 2025 was driven by client growth and cross-selling indicators driven by greater availability and usage of our digital platforms. This resulted in a 12.8% increase in fees from debit and credit cards, a 38.8% increase in fees generated by our acquiring subsidiary Getnet, a 21.7% rise in commission income from brokerage of mutual funds, a 10.5% increase in account management fees, among other items.
Total net income from financial operations reached Ch$255,782 million and increased 2.1% in 2025 compared to 2024. Income from client treasury services totaled Ch$249,648 million, a decrease of 8.7% compared to 2024. In 2025, demand for interest rate and foreign exchange treasury products on behalf of corporate clients declined as volatility decreased in the year in both the interest rate and foreign exchange markets. The results from non-client treasury income totaled Ch$6,134 million in 2025 compared to a loss of Ch$22,845 million in 2024. Non-client treasury results include the income from sale of loans, including charged-off loans, CVA adjustments and most importantly, the treasury results from our Financial Management Division. In 2025, long-term interest rates fell producing higher realized gains from the sale of fixed income instruments and better results from the repurchase of bonds issued by the Bank.
Operating expenses in the year ended December 31, 2025 increased 1.8% compared to the corresponding period in 2024. The efficiency ratio was 36.4% in 2025 and 39.2% in 2024. Personnel salaries and expenses in the year ended December 31, 2025 increased 3.5% compared to the corresponding period in 2024, mainly due to the increase in inflation, as most of the wages paid by the bank pursuant to collective bargaining agreements are indexed to the Chilean CPI, as well as higher variable pay, which was, partially offset by the decrease in headcount. Administrative expenses increased 5.8% in the year ended December 31, 2025 compared to the corresponding period in 2024 primarily due to investments in core systems, cloud computing and technology-related initiatives supporting the modernization of our commercial platforms. Depreciation and amortization expense decreased 4.4% in 2025 compared to 2024, mainly due to lower depreciation of right of use assets and intangible assets, in line with the reduction of the number of branches. Other operating expenses fell 11.4% in 2025 compared to 2024. This decline mainly corresponds to a lower restructuring charges which decreased from Ch$43,156 million in 2024 to Ch$34,164 million in 2025.
Operating income increased 9.8% in 2025 compared to an increase of only 1.8% in operating expenses, which drove the 14.9% increase in net operating income before credit losses.
For the year ended December 31, 2025, provisions for loan losses totaled Ch$638,747 million and increased 14.0% compared to 2024. This increase was mainly due to a Ch$76,823 million increase in the provision expense for mortgage and consumer loans and a Ch$20,495 million increase in loan loss provisions in the Middle Market segment. This was mainly due to the sluggish growth of the economy and persistently high unemployment rates that led to higher loan losses and write-offs. This was partially offset by the 25.1% rise in recovery of loans previously written-off.
Total income tax expense by the Bank in 2025 was Ch$207,362 million and decreased 5.6% compared to 2024. The decrease in income tax expenses in 2025 compared to 2024 mainly reflects the lower growth of the CPI in 2025 compared to 2024 due to the fact that our capital in our Chilean tax books is recast each year based on the variation in the CPI, which causes a tax loss, as well as timing differences between accounting and tax treatment of certain bonds. See “Note 13—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.

Therefore while, the statutory corporate tax rate in Chile in 2024 and 2025 was 27%, the Bank recognized an effective tax rate of 16.7% in 2025 compared to 20.4% in 2024.
Net Interest Income

	Year ended December 31,		% Change
	2025	2024	2025/2024

	(in millions of Ch$, except percentages)
Retail banking	1,642,104	1,559,556	5.3%
Wealth Management & Insurance	59,789	57,773	3.5%
Middle-market	334,660	314,230	6.5%
Corporate Investment banking	211,915	235,140	(9.9%)
Total reporting segments	2,248,468	2,166,699	3.8%
Other(1)	(261,785)	(379,913)	31.1%
Net interest income	1,986,683	1,786,786	11.2%
Average interest-earning assets	52,430,092	53,180,232	(1.4%)
Average non-interest-bearing demand deposits	10,837,345	11,317,733	(4.2%)
Net interest margin(2)	3.79%	3.36%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	31.32%	30.74%
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
For the year ended December 31, 2025, our net interest income totaled Ch$1,986,683 million and increased 11.2% compared to 2024. Average interest earning assets decreased 1.4% in the same period. During 2025, the loan portfolio decreased 0.9% due to the decrease in commercial loans in CIB and a fall in residential mortgage loans.
The average nominal interest rate earned on interest earning assets decreased from 7.7% in 2024 to 7.2% in 2025. This was mainly due to: (i) lower yields earned over interest earning assets denominated in UF due to the lower UF inflation rate in 2025 compared to 2024. The average interest rate earned over UF denominated interest earning assets reached 6.6% in 2025 compared to 7.4% in 2024; and (ii) lower yields earned over foreign currency interest earning assets, mainly due to lower rates in U.S. dollar-denominated interest earning assets. This fall in asset yields was partially offset by an increase in the yield earned over interest earning assets denominated in Chilean pesos. The average rate earned over interest earning assets denominated in Chilean pesos increased from 9.2% in 2024 to 9.5% in 2024. Despite a lower rate environment locally, the shift of the loan mix away from lending in CIB to consumer loans drove this rise in Ch$ denominated interest earning assets.

Average nominal interest rate earned on interest earning assets	2025	2024
Ch$	9.5%	9.2%
UF	6.6%	7.4%
Foreign currencies	3.7%	4.7%
Total	7.2%	7.7%

The fall in short-term interest rates and the lower UF inflation also lowered funding costs in 2025 compared to 2024. The average rate paid on our interest-bearing liabilities decreased from 6.3% in 2024 to 4.9% in 2025. Our interest-bearing liabilities have a shorter maturity than our interest-earning assets and, therefore, incorporate rate cuts more quickly. The most important reduction in funding costs came from the lower rate paid on interest bearing time deposits, the Bank's main source of funding, which fell from 5.0% in 2024 to 4.6% in 2025. The lower UF inflation rate in 2025 compared to 2024 also lowered funding costs of interest bearing liabilities denominated in this currency from 8.3% in 2024 to 5.9% in 2025. The funding mix also improved in 2025 as the ratio of average equity and non-interest bearing demand deposits to total average interest earning assets improved from 30.7% in 2024 to 31.3% in 2025, mainly driven by the rise in the Bank's average equity.

Average nominal interest rate paid on interest bearing liabilities	2025	2024
Ch$	5.9%	8.7%
UF	5.9%	8.3%
Foreign currencies	1.7%	1.7%
Total	4.9%	6.3%
In summary, the improved asset mix and the impact of lower rates on funding costs more than offset the impact of lower inflation and rates on interest earning assets, which drove our net interest margin to increase from 3.36% in 2024 to 3.79% in 2025.
Net interest income from our reporting segments in 2025 totaled Ch$2,248,468 million and increased 3.8% compared to 2024. This rise was mainly due to asset growth in higher yielding loan products and lower funding costs. The quicker repricing of deposits in our business segments more than offset low loan growth and the declining yields earned on loans.
•Net interest income from Retail banking increased 5.3% in 2025 compared to 2024. Total loans in the retail segment decreased 2.2% led by a 0.7% decrease in residential mortgage loans. This was partially offset by a 2.5% increase in consumer loans in the year. This fall in loan volumes was also offset by lower interest paid on time deposits as a result of the lower interest rate environment.
•Net interest income from Wealth Management increased 3.5% in 2025 compared to 2024, mainly driven by the 13.0% growth in loan volumes in this segment and lower funding costs. This was partially offset by the lower yield earned over loans in this segment due to the lower rate environment.
•Net interest income from the Middle-market segment increased 6.5% in 2025 mainly due to lower funding costs driven by a lower interest rate environment and the 2.2% increase in loans in this segment during the year.
•Net interest income from the Corporate Investment Banking segment decreased 9.9% in 2025 compared to 2024 mainly due to the 7.1% reduction of this segment's loan portfolio in the year. In 2025, CIB continued to follow a generate-to-distribute model that implies originating and then selling loans in this segment, while focusing on the higher profitability products and services such as transactional services and treasury products in order to optimize capital usage levels.
•The loss in Other net interest income improved 31.1% in 2025 compared to 2024. Other net interest income consists mainly of net interest income from the Bank’s Asset & Liability Management ("ALM") and is managed by the Banks Financial Management Division. This includes net interest income from the Bank’s debt instruments recorded at fair value through other comprehensive income, deposits in the Central Bank, and the financial cost of supporting our cash position and financial investments held for trading (the interest income from which is recognized as net income from financial operations and not interest income). The result of the Bank’s inflation gap is also included in this line as well as the net impact of derivatives used to hedge our inflation gap or views on interest rates.
The result of corporate activities and ALM shows an improvement compared to the previous year, with the loss decreasing by 31.1% to Ch$261,785 million mainly due to an improvement in the cost of funding managed by this division in line with lower short-term rates, which improved the results from fair value hedges of interest rate risk on liabilities (micro hedges), mainly interest rate swaps. This shortened the duration of our liabilities and resulted in a lower rate paid over Central Bank and other borrowings.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment at the dates indicated.

	At December 31,		% Change
	2025	2024	2025/2024

	(in millions of Ch)
Retail banking	31,225,378	31,942,515	(2.2%)
Wealth Management & Insurance	924,692	818,155	13.0%
Middle-market	6,178,983	6,044,799	2.2%
Corporate Investment banking	2,139,201	2,301,491	(7.1%)
Other(1)	464,626	216,884	114.2%
Total loans	40,932,880	41,323,844	(0.9)%
(1)Includes interbank loans.
The following table shows interest income of financial assets by valuation as of December 31, 2025 and 2024. The 8.6% decrease is mainly due to the lower variation of the UF and the lower interest rate environment, which had a Ch$352,166 million negative impact on interest earning asset yields.

	At December 31,		% Change
	2025	2024	2025/2024

	(in millions of Ch)
Financial assets measured at amortized cost(1)	3,793,625	4,160,400	(8.8%)
Financial assets measured at FVOCI(2)	155,275	162,086	(4.2%)
Interest income not including income from hedge accounting	3,948,900	4,322,486	(8.6%)
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

Fee and Commission Income
Net fees and commission income increased 8.9% to Ch$595,831 million in the twelve-month period ended December 31, 2025 compared to the same period in 2024. Fee growth in 2025 continued to be driven by client growth, improved cross-selling indicators, and greater availability and usage of our digital platforms. This was partially offset by lower fees from financial advisory services following a record year in 2024 and lower prepayment fees in line with the lower interest environment that reduced demand for the prepayment of loans.

	Year ended December 31,		% Change
	2025	2024	2025/2024
Total clients(1)	4,608,182	4,311,488	6.9%
Active clients(2)	2,693,441	2,556,462	5.4%
Loyal clients(3)	1,378,876	1,305,953	5.6%
Digital clients(4)	2,291,971	2,238,774	2.4%
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
The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2025 and 2024.

	Year ended December 31,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Card services (credit, debit and ATM cards)	146,490	129,836	12.8%
Getnet (acquirer)	109,102	78,623	38.8%
Brokerage of mutual funds	92,406	75,932	21.7%
Management of accounts (checking and debit)	80,774	73,076	10.5%
Collection and payments	61,556	65,187	(5.6%)
Insurance brokerage	55,039	60,528	(9.1%)
Guarantees and Letters of credit	42,340	34,893	21.3%
Financial advisory	21,068	28,378	(25.8%)
Office banking	20,606	19,958	3.2%
Prepayments	15,595	17,108	(8.8%)
Others	(49,145)	(36,453)	34.8%
Total fees and commission income, net	595,831	547,066	8.9%
Fees from card services increased 12.8% in 2025. This rise was mainly due to greater usage of our cards. According to the latest information published by the CMF, Santander Chile's credit cardholders that actively use their cards increased by 5.0% to 1,405,294 in the twelve month period ended November 2025 compared to a 2.7% for banking industry. In the same period, monetary purchases with Santander Chile's credit cards increased 10.7% and market share in terms of total purchases reached 25.9%.

Fees from Getnet, the Bank's subsidiary in the acquiring business, increased 38.8% in 2025 compared to 2024. This was driven by strong growth in the number of SME and large retail customers of Getnet and greater usage of cards for payments in Chile. The amount of POS terminals in operation increased 11.9% in 2025 compared to 2024.
Fees from the brokerage of mutual funds increased 21.7% in 2025 compared to 2024 driven by a rise in sales of funds to our clients driven by positive returns in both the equity and fixed income funds.
Fees from management of accounts increased 10.5% in 2025 compared to 2024 driven by continued strong account opening growth as a result of our client friendly digital platforms, such as Más Lucas and Santander Life, and positive evolution of client satisfaction and cross-selling indicators.
Fees from collections and payments decreased 5.6% in 2025 compared to 2024 due to lower collection fees related to credit and insurance.
Insurance brokerage fees decreased 9.1% due to lower commissions generated by insurance policies associated with mortgage loans driven by lower commercial activity in this product, in line with the decrease in volume in mortgage loans.
Fees from guarantees and letters of credit increased 21.3% in 2025 compared to 2024 due to higher commissions from our corporate and middle-market clients, particularly related to Stand-by Letters driven by healthy growth trends in foreign trade and exports in 2025.
Fees from financial advisory decreased 25.8% in 2025 due to a decrease in financial advisory services. The record year in financial advisory services in 2024 was not repeated in 2025, especially in the CIB segment.
Fees from office banking, the Bank's online digital banking platform for companies, increased 3.2% in 2025 compared to 2024, mainly due to more and better functionalities that has driven higher usage of this banking platform by our corporate, middle-market and SME customers.
Fees from the prepayment of loans decreased 8.8% in 2025 compared to 2024. As interest rates rates declined in the year the level of prepayment of loans also decreased.
The 34.8% increase in the loss recorded in other fee income in 2025 compared to 2024 was mainly due higher fees paid for credit insurance.
The following table sets forth, for the periods indicated our fee income broken down by segment for the periods indicated (See “Note 26—Fees and Commission” of our Audited Consolidated Financial Statements for more detail on fees by segment):

	Year ended December 31,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Retail banking	503,186	454,194	10.8%
Wealth Management & Insurance	30,019	23,183	29.5%
Middle-market	52,921	43,954	20.4%
Corporate Investment banking	47,404	54,901	(13.7%)
Other	(37,699)	(29,166)	29.3%
Total fees and commission income, net	595,831	547,066	8.9%
Fees from Retail banking increased 10.8% in 2025 compared to 2024 mainly driven by a 10.2% increase in fees from management of accounts, a 9.9% increase in card service income and the 38.8% increase in fees from Getnet, our acquiring business mainly geared toward SME clients. The greater availability and usage of our digital platforms, better cross-selling indicators and positive trends of our Net Promoter Score also drove product usage and fees in this segment.
Fees from Wealth Management increased 29.5% in 2025 compared to 2024 due to the 15.7% increase in card service income and the 182.7% increase in fees from securities intermediation in this segment. These growth rates were mainly due to an increase in sales of investment funds and greater brokerage of securities to our clients in this segment, driven by positive returns in both the equity and fixed income markets.
The 20.4% increase in fees from the Middle-market segment in 2025 compared to 2024 was mainly due to a 24.7% increase in fees from guarantees and letters of credit particularly related to Stand-by Letters in line with healthy growth trends in foreign trade and exports in 2025. This was partially offset a 36.5% decrease in financial advisory fees.
Fees from the Corporate Investment Banking segment decreased 13.7% in 2025 compared to 2024, mainly due a 15.9% decrease in financial advisory fees in 2025 compared to 2024.
The loss in Other fees increased 29.3% mainly due to was mainly due higher fees paid for credit insurance.
Net Income from Financial Operations
Net income from financial operations amounted to Ch$255,782 million for the year ended December 31, 2025, an increase of 2.1% compared to the year ended December 31, 2024. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our Financial Management Division. The higher result was mainly due to a Ch$29,180 million increase in the results in our Financial Management Division partially offset by a Ch$23,716 million decrease in the results from our client treasury division.
The following table sets forth information regarding our income (loss) from financial transactions for the years ended December 31, 2025 and 2024.

	Year ended December 31,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Net income/(expense) from financial assets and liabilities for trading	(43,556)	85,013	(151.2%)
Net income from derecognising financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income	2,938	(37,068)	(107.9%)
Net income from exchange, adjustment and hedge accounting of foreign exchange	296,400	202,574	46.3%
Net income from financial operations	255,782	250,519	2.1%

The net loss from financial assets and liabilities for trading at fair value through the profit and loss statement totaled Ch$43,556 million in the year ended December 31, 2025 and decreased 151.2% compared to 2024. This decrease was mainly due to a Ch$218,033 million loss from foreign currency forwards classified at fair value through profit and loss partially offset by a rise of Ch$89,464 million from other assets and liabilities classified at fair through profit and loss. The loss from foreign currency forwards classified at fair value through profit and loss was mainly due to the appreciation of the Chilean peso against the U.S. dollar in the last quarter of 2025. This was also partially offset by better results from Net income from exchange, adjustment and hedge accounting of foreign exchange which improved by Ch$117,843 million compared to 2024.
Net income from derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income totaled a gain of Ch$2,938 million in the year ended December 31, 2025 compared to a loss of Ch$37,068 million in the same period in 2024. The higher result was mainly due to a Ch$29,180 million increase in the results in our Financial Management Division. In 2024 this division derecognized fixed income instruments in its portfolio, which is mainly comprised of Chilean Central Bank bonds. Since long-term rates remain above purchase yields, this derecognition resulted in a loss in this line item in 2024, which was previously recorded as a loss in OCI in equity. Since long-term rates have fallen from previous levels and have moved closer to purchase yields, this derecognition has resulted in a gain in this line item during 2025.
Net income from exchange, adjustment and hedge accounting of foreign exchange totaled Ch$296,400 million in the year ended December 31, 2025, an increase of 46.3% compared to the gain obtained in 2024. This higher result was mainly due to the appreciation of the Chilean peso against the U.S. dollar, especially in the last quarter of 2025. The Chilean peso appreciated 9.4% in 2025 and depreciated 13.7% in 2024 against the U.S. dollar. Internal Bank policy does not allow significant foreign currency mismatches and requires that the results registered in Net income from financial operations include not only the market-to-market of our foreign currency spot position, but also the results of the derivatives used to hedge currency risk and currency exchange services. The mark-to-market of our spot position and the derivatives used to hedge foreign currency risk are classified in the line item: Net income from exchange, adjustment and hedge accounting of foreign exchange. For more details regarding our management and exposure to foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management—Market risk – local and foreign financial management.”
In order to more easily compare the results from net income from financial operations, we present the following table that separates the results by lines of business for 2025 and 2024.

	Year ended December 31,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Client treasury products	189,868	193,469	(1.9%)
Market-making with clients	59,780	79,895	(25.2%)
Client treasury services	249,648	273,364	(8.7%)
Sale of loans and charged-off loans	3,395	1,874	81.2%
CVA adjustments	(648)	1,074	(160.3)%
Financial Management Division and others(1)	3,387	(25,793)	113.1%
Non-client treasury income (loss)	6,134	(22,845)	(126.9%)
Total financial transactions, net	255,782	250,519	2.1%
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
Income from client treasury services totaled Ch$249,648 million, a decrease of 8.7% compared to 2024. The results from client treasury products and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. In 2025, demand for these types of products on behalf of corporate clients fell as a result of reduced volatility in local and global markets. The results from client treasury, which includes the results from the sale of foreign exchange and interest rate products to clients, mainly in the Middle Market and CIB segments, decreased Ch$3,601 million in 2025 compared to 2024. The results from our market making area decreased Ch$20,115 million in 2025 compared to 2024. Market making involves providing continuous bid and offer prices in selected financial instruments, such as foreign exchange, fixed income securities, and derivatives to support client transactions and maintain market liquidity. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years and market condition vary each year.
The results from non-client treasury income totaled a gain of Ch$6,134 million in 2025. These results include the income from sale of loans, including charged-off loans, CVA adjustments and most importantly, the treasury results from our Financial Management Division. The results of the Bank’s Financial Management Division totaled a gain of Ch$3,387 million in 2025 compared to a loss of Ch$25,793 million in 2024. In 2025, long-term interest rates fell producing higher realized gains from the sale of fixed income instruments. In 2024, as long-term interest rates remained high, the Bank carried out various liability management exercises including the unwinding of rate and currency hedges and the repurchase of its bonds. These operations help to sustain margins going forward, but in the short-term produced the aforementioned loss.

Other Operating Income, Income from investments in associates and other companies and Net income form non-current assets and non-continued operations

	Year ended December 31,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Income from investments in associates and other companies	9,289	10,436	(11.0%)
Net income from non-current assets and non-continued operations	7,243	4,049	78.9%
Other operating income	7,016	8,048	(12.8)%
Total	23,548	22,533	4.5%
Other Operating Income, Income from investments in associates and other companies and Net income from non-current assets and non-continued operations increased by 4.5% in 2025 compared to 2024. Income from investments in associates and other companies decreased 11.0% in 2025 due to a one-time gain recognized in 2024 of Ch$1,903 million from the sale of a 1.28% stake in Cámara de Compensación de Alto Valor S.A.with no corresponding gain in 2025. Net income from non-current assets and non-continued operations increased 78.9% in 2025 compared to 2024, mainly due to higher results from the sale of fixed assets and assets received in lieu of payment. Other operating income decreased 12.8% in 2025 compared to 2024 mainly due to lower interest gained on pension plans and lower recovery of expenses compared to 2024.
Operating Expenses
The following table sets forth information regarding our operating expenses in the years ended December 31, 2025 and 2024.

	Year ended December 31,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Personnel salaries and expenses	(412,902)	(398,819)	3.5%
Administrative expenses	(387,605)	(366,431)	5.8%
Depreciation and amortization	(135,159)	(141,435)	(4.4%)
Impairment of property, plant and equipment	(3,747)	(1,295)	189.3%
Other operating expenses	(101,703)	(114,739)	(11.4%)
Total operating expenses	(1,041,116)	(1,022,719)	1.8%
Efficiency ratio(1)	36.4%	39.2%
(1)The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, net income from financial operations, and other operating income.
Operating expenses in the year ended December 31, 2025 increased 1.8% compared to the corresponding period in 2024 mainly due to an increase in personnel salaries and administrative expenses. The efficiency ratio improved to 36.4% in 2025 compared to 39.2% in 2024.
Personnel salaries and expenses in the year ended December 31, 2025 increased 3.5% compared to the corresponding period in 2024, mainly due to the increase in inflation, as most of the wages paid by the bank pursuant to collective bargaining agreements are indexed to the Chilean CPI, and higher performance bonuses in line with better operating results. This was partially offset by the 2.6% decrease in headcount in 2025 compared to 2024.
Administrative expenses increased 5.8% in the year ended December 31, 2025 compared to the corresponding period in 2024. This rise was mainly due to ongoing investments in IT, the digitalization of our banking services and data processing costs. In early 2025, the Bank transitioned most of its data processing functions to a new cloud-based server as part of the Santander Group-wide Gravity project. This resulted in higher expenses related to the changeover and write-downs and impairment recognition related to legacy systems. The growth in the client base and product usage also partially drove the rise in administrative expenses.
This increase was partially offset by reductions in the Bank’s branch network. As of December 31, 2025, the Bank had a total of 229 branches which decreased 3.0% in 2025 compared to 2024. The table below provides a breakdown of the Bank’s branch network during the periods indicated.

	Year ended December 31,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Traditional branches	126	133	(5.3%)
WorkCafés	94	89	5.6%
Select	9	14	(35.7%)
Total branches	229	236	(3.0%)
Total ATMs (including depositary ATMs)	2,055	2,059	(0.2%)

Depreciation and amortization expense decreased 4.4% in 2025 compared to 2024 mainly due to the lower depreciation of right of use assets in line with the reduction in our branch network and lower amortization of intangible assets that mainly include internally generated software used for the development of our digital platforms.
The impairment expense increased 189.3% in 2025 compared to 2024 due to impairment of intangible assets mainly obsolete internally developed software.
Other operating expenses decreased 11.4% in 2025 compared to 2024. This fall mainly corresponds to the 20.8% decrease in restructuring charges incurred in 2025 compared to 2024, which totaled Ch$34,164 million. These restructuring charges are mainly due to the on-going restructuring of our branch network and other digital transformations. This was offset by higher operating risk charge-offs and provisions that totaled Ch$48,808 million in 2025. See “Note 29—Other Operating Income and Expenses” to our Audited Consolidated Financial Statements for more detail on Other operating expenses.
The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment. These amounts exclude impairment and other operating expenses.

	Year ended December 31,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Retail banking	(744,059)	(715,845)	3.9%
Wealth Management & Insurance	(32,037)	(33,494)	(4.4%)
Middle-market	(45,074)	(43,343)	4.0%
Corporate Investment Banking	(103,287)	(97,420)	6.0%
Other	(14,956)	(17,878)	(16.3)%
Total personnel, administrative expenses, depreciation and amortization (1)	(939,413)	(907,980)	3.5%
(1)Excludes impairment and other operating expenses.
The 3.5% increase in total costs recognized by our business segments was mainly due to greater business activity, IT investments and higher product usage. In Retail Banking, the increase was mainly due to the rise in the client base and accounts, partially offset by the positive impact on costs of less branches. Costs in the Wealth Management and Insurance segment decreased 4.4% due to efficiency driven by digital platforms. Costs in the Middle-market and CIB segments increased 4.0% and 6.0%, respectively driven by the growth of as transactional services, wages and IT investments.

Provision for loan losses (P&L)
The following table sets forth certain information relating to the P&L impacts of our provision for expected credit losses for the year ended December 31, 2025.

For the year ended	Stage 1		Stage 2		Stage 3
December 31 2025	Corporate	Other (2)	Corporate	Other (2)	Corporate	Other (2)	TOTAL (1)

	(in millions of Ch$)
Commercial loans	2,831	8,750	(13,573)	84	(67,015)	(193,570)	(262,493)
Mortgage loans	—	(6,316)	—	(3,546)	—	(75,487)	(85,349)
Consumer loans	—	(7,463)	—	(13,620)	—	(381,612)	(402,695)
Contingent loans	1,181	(10,730)	(159)	(5,223)	2,529	(1,064)	(13,466)
Loans and account receivable at FVOCI	(154)	—	312	—	(3,657)	—	(3,499)
Debt at FVOCI	(214)	—	—	—	—	—	(214)
Debt at amortised cost	(122)	—	—	—	—	—	(122)
Subtotal	3,522	(15,759)	(13,420)	(22,305)	(68,143)	(651,733)	(767,838)
Recovery of loans previously charged-off							192,640
TOTAL							(575,198)
(1)Includes overlays for an amount of Ch$119,776 million. See Note 37, Risk management to our Audited Consolidated Financial Statements
(2)Includes Mortgages, Consumer and Other Commercial loans.
For the year ended December 31, 2025, the P&L impact of provisions for expected credit loss totaled Ch$575,198 million and increased 14.0% compared to 2024. This increase was mainly due to a rise driven by sluggish economic growth and high unemployment rates. This trend was partially offset by a 25.1% rise in recoveries of loans previously charged-off. The table below breaks down these results by main product item:

	Year ended December 31,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Commercial loans	(262,493)	(249,593)	5.2%
Mortgage loans	(85,349)	(53,574)	59.3%
Consumer loans	(402,695)	(357,647)	12.6%
Contingent loans	(13,466)	2,902	564.0%
Loans and account receivable at FVOCI	(3,499)	(1,040)	236.4%
Debt at FVOCI	(214)	(188)	13.8%
Debt at amortised cost	(122)	606	120.1%
Subtotal	(767,838)	(658,534)	16.6%
Recovery of loans previously charged-off	192,640	153,944	25.1%
Total Provision for Loan Losses	(575,198)	(504,590)	14.0%
Provisions for expected credit losses of our commercial loans totaled Ch$262,493 million for the year ended December 31, 2025 and increased 5.2% compared to 2024. In commercial loans, the rise in provision for loan losses was mainly due to: (i) the sluggish growth of the economy which negatively affected specific clients in various sectors, mainly in the Middle Market segment and (ii) weakness in the agriculture sector due to negative impacts of destructive floods in certain fruit producing regions in 2023 and 2024. This drove an increase in commercial loans transferred from Stage 1 to Stage 2 and from Stage 2 to Stage 3. For the same reasons, there was a 26.4% increase in write-offs of commercial loans that totaled Ch$299,933 million representing 1.7% of total average commercial loans in 2025 compared to 1.4% in 2024.
Provisions for expected credit losses for mortgage loans totaled Ch$85,349 million for the year ended December 31, 2025, and increased 59.3% compared to 2024. Total mortgage loans in 2025 decreased 0.7% in 2025 compared to 2024 as the Bank adopted a more conservative stance in terms of loan growth in this product. Persistent high unemployment levels have led to a rise in mortgage loans classified in Stage 3 by 19.5% in 2025 totaling Ch$1,018,317 million. For the same reasons, the write-off of mortgage loans increased by 41.8% to Ch$62,123 million in 2025 compared to 2024. The ratio of write-offs to average mortgage loans was 0.4% in 2025 compared to 0.3% in 2024.
The provisions for expected credit losses for consumer loans totaled Ch$402,695 million and increased 12.6% in 2025. During 2025, the consumer loan book increased 2.5%, mainly driven by a rise in auto and credit card loans. This, together with persistently high levels of unemployment led to an increase of 10.3% of consumer loans classified in Stage 3. Regardless of other factors, if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial recognition and consumer loans are written off after 6 months. In 2025, write-off for this loan book decreased 1.0% and totaled Ch$349,805 million. The ratio of write-offs of consumer loans to average consumer loans reached 6.0% in 2025 compared to 6.4% in 2024.
Provisions for contingent loans totaled Ch$13,466 million for the year ended December 31, 2025 compared to a provision reversal of Ch$2,902 million in 2024. Total contingent loans reached Ch$13,508,433 million in 2025 and increased 0.6% compared to 2024. This rise in contingent loans led to an increase of these loans classified in Stage 1 which resulted in a provision loss of Ch$9,549 million compared to a provision reversal of Ch$2,456 million in 2024. See “Note 24b—Contingent Loans” of the Audited Consolidated Financial Statements for more detail on contingent loans.
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
Recoveries on loans previously charged-off increased 25.1% in 2025 compared to 2024 as greater amounts of write-offs led to higher recoveries. There was a 26.4% increase in write-offs of commercial loans in 2025 representing 1.7% of total average commercial loans in 2025 compared to 1.4% in 2024. This increase was mainly due to (i) the sluggish growth of the economy which negatively affected specific clients in various sectors, mainly in the Middle Market segment and (ii) weakness in the agricultural sector due to the negative impacts of destructive floods in certain fruit producing regions in 2023 and 2024. Additionally, persistently high unemployment levels have led to a 41.8% rise in the write-off of mortgage loans in 2025 compared to 2024, representing 0.4% of the average mortgage loans outstanding in 2025 compared to 0.3% in 2024. In response, the Bank strengthened recovery efforts during the year, which included the relocation and restructuring of the collections department to the Risk Division. The following table shows recoveries of loans previously charged-off by type of loan.

	Year ended December 31,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	45,587	35,748	27.5%
Residential mortgage loans	59,271	45,486	30.3%

Commercial loans	87,782	72,710	20.7%
Total recoveries	192,640	153,944	25.1%
In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions as disclosed in “Note 27—Net Income (Expense) from Financial Operations” of our Audited Consolidated Financial Statements. The following table sets forth information about our sale of charged-off loans for the years ended December 31, 2025 and 2024.

	Year ended December 31,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Gains (losses) on sale of loans previously charged off	3,395	1,874	81.2%
The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Year ended December 31,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Retail banking	(498,572)	(446,842)	11.6%
Wealth Management & Insurance	(2,870)	(2,430)	18.1%
Middle-market	(74,190)	(53,695)	38.2%
Corporate Investment banking	4,269	(2,995)	(242.5%)
Other	(3,950)	1,372	387.9%
Total provisions, net	(575,313)	(504,590)	14.0%
Net provision expense in retail banking increased 11.6% in 2025 compared to 2024. This increase was mainly due to the negative impact of elevated unemployment rates in the economy which has affected the consumer, mortgage and SME loan portfolios.
Net provisions expense from Wealth Management increased 18.1% in 2025 compared to 2024 due to strong business growth in this segment. Loans in this segment grew 13.0% in the year .
Net provision expense from the Middle-market segment increased 38.2% in 2025. This increase was mainly due to: (i) the sluggish growth of the economy which negatively affected specific clients in various sectors and (ii) weakness in the agriculture sector due to negative impacts of destructive floods in certain fruit and wine producing regions in 2023 and 2024.
Net provision expense from CIB totaled a reversal of Ch$4,269 million driven by the 7.1% decrease in this segment's loan book.
As of December 31, 2025, the Bank maintains post-model adjustments (overlays) totaling Ch$119,776 million to cover certain defaulted loans from mortgage and other commercial portfolios. We believe that our loan loss allowances are currently adequate for all known and expected credit losses.

Income tax

	Year ended December 31,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Net operating income before income tax	1,245,415	1,079,595	15.4%
Income tax expense	(207,362)	(219,745)	(5.6%)
Effective tax rate(1)	16.7%	20.4%
(1)The effective tax rate is the income tax expense divided by net operating income before income tax.
Total income tax expense by the Bank in 2025 was Ch$207,362 million, a decrease of 5.6% compared to 2024. The decrease in income tax expenses in 2025 compared to 2024 mainly reflects the lower CPI in 2025 compared to 2024, due to the fact that our capital in our Chilean tax books is recast each year based on the variation in the CPI, which causes a tax loss, as well as timing differences between accounting and tax treatment of certain bonds. See “Note 13—Current and Deferred Taxes” of the Audited Consolidated Financial Statements for more detail on income tax expense.
Therefore while, the statutory corporate tax rate in Chile in 2024 and 2025 was 27%, the Bank recognized an effective tax rate of 16.7% in 2025 compared to 20.4% in 2024.

B.Liquidity and Capital Resources
Sources of Liquidity
The following table sets forth Santander-Chile’s contractual obligations and commercial commitments by time remaining to maturity. As of the date of the filing of this Annual Report, the Bank does not have significant purchase obligations. As of December 31, 2025, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total

	(in millions of Ch$)
As of December 31 2025
Obligations under repurchase agreements	—	2,180,874	574,369	—	2,755,243	—	—	—	—	2,755,243
Checking accounts, time deposits and other time liabilities(1)	15,143,806	7,731,868	3,692,751	4,601,006	31,169,431	435,105	322	32,731	468,158	31,637,589
Financial derivatives contracts	—	789,194	1,274,609	2,113,806	4,177,609	2,414,508	1,745,432	3,162,475	7,322,415	11,500,024
Interbank borrowings	28,266	289,677	275,757	1,949,788	2,543,488	659,092	223,890	7,767	890,749	3,434,237
Issued debt instruments	—	45,980	676,736	1,642,349	2,365,065	1,995,136	1,205,230	2,133,669	5,334,035	7,699,100
Lease liabilities	—	—	—	6,629	6,629	14,751	11,276	7,993	34,020	40,649
Other financial liabilities(2)	—	224,321	—	—	224,321	—	—	—	—	224,321
Subtotal	15,172,072	11,261,914	6,494,222	10,313,578	43,241,786	5,518,592	3,186,150	5,344,635	14,049,377	57,291,163
Contractual interest payments(3)	—	2,180,874	574,369	—	2,755,243	—	—	—	—	2,755,243
Total	15,172,072	13,442,788	7,068,591	10,313,578	45,997,029	5,518,592	3,186,150	5,344,635	14,049,377	60,046,406
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
The Bank has checking accounts, time deposits and other time liabilities maturing within one year amounting to Ch$31,169,431 million as of December 31, 2025. Santander-Chile’s liquidity depends upon its (i) capital, (ii) reserves, and (iii) financial investments, including cash and investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings. The Bank has a liquidity portfolio of Ch$8,136,013 million as of December 31, 2025, including cash and liquid assets defined by the Bank’s Asset and Liability Committee (ALCO) in line with BIS III guidelines.
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

Most instruments maturing after one year are financial derivative contracts and issued debt instruments. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is placed on retail deposits, lengthening the maturities of funding with institutional clients, and diversifying our bondholder and deposit base. Overall, the management of our liquidity and funding has led to an LCR ratio of 187.7% and a NSFR of 115.1% as of December 31, 2025. Furthermore, the Bank also has regulatory capital of Ch$7,047,321 million, representing 16.9% of our risk-weighted assets as of December 31, 2025.
Lease liabilities
Certain bank premises and equipment are leased and the scheduled maturities of obligations for lease agreements as of December 31, 2025 were as follows:

As of December 31 2025
(in millions of Ch$)
Due within 1 year	6,629
Due after 1 year but within 2 years	8,004
Due after 2 years but within 3 years	6,747
Due after 3 years but within 4 years	6,082
Due after 4 years but within 5 years	5,194
Due after 5 years	7,993
Total	40,649
Other Commercial Commitments
As of December 31, 2025, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total

Other Commercial Commitments	(in millions of Ch$)
Guarantees	180,829	232,050	874,566	530,122	53,397	838	1,871,802
Confirmed foreign letters of credit	79,588	101,207	62,112	6,233	-	-	249,140
Pledges and other commercial commitments	36,280	65,812	397,018	56,494	592	-	556,196
Total other commercial commitments	296,697	399,069	1,333,696	592,849	53,989	838	2,677,138
Other equity instruments
On October 2021, the Bank issued a perpetual bond for U.S.$700 million at an annual rate of 4.63% with no fixed maturity and that is not redeemable before five years from the date of issuance. The trigger (going concern) was set at 5.125% and the bond considers an expiration absorption mechanism. The amount outstanding in Ch$ million at year-end was as follows:

	As of December 31, 2025
	Current	Non-current	Total

	Ch$ million
Other equity instruments issued other than capital (Perpetual bond)	—	629,468	629,468
Total	—	629,468	629,468

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
Debt financial instruments at amortized cost
These instruments include high rated Chilean Central Bank bonds and treasury notes issued locally and abroad.

	As of December 31, 2025
	2025	2024	2023

	(in millions of Ch$)
Chilean Central Bank and Government securities	5,098,597	4,852,552	8,178,624
Other Chilean Securities	—	—	—
Foreign securities	427,790	324,527	—
Investment in mutual funds	—	—	—
Total (gross carrying amount)	5,526,387	5,177,079	8,178,624
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

Debt financial instruments at fair value through other comprehensive income (FVOCI) – under IFRS 9
As of December 31, 2025, 2024 and 2023, the debt instruments at fair value through other comprehensive income (FVOCI) in accordance with IFRS 9 are as follows:

	As of December 31 2025
	2025	2024	2023

	(in millions of Ch$)
Chilean Central Bank and government securities
Chilean Central Bank financial instruments	—	199,903	2,286,541
Chilean Treasury bonds and notes	2,825,238	1,273,701	737,705
Other Chilean government financial instruments	—	—	454
Subtotal	2,825,238	1,473,604	3,024,700
of which sold under repurchase agreement	1,789,703	397,334	207,280
Other Chilean debt financial securities
Chilean Bank debt financial instruments	3,484	5,006	6,656
Other Chilean financial instruments	—	—	—
Subtotal	3,484	5,006	6,656
of which sold under repurchase agreement	—	—	91
Foreign financial securities
Foreign Central Banks debt financial instruments	769,644	1,001,105	1,238,866
Other foreign financial instruments	—	207,770	265,803
Subtotal	769,644	1,208,875	1,504,669
of which sold under repurchase agreement	—	—	127,752
Total	3,598,366	2,687,485	4,536,025
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
Financial assets held for trading are recognized at fair value through profit or loss, likewise derivatives contracts for trading purposes.
Financial Instruments Held For Trading

	As of December 31 2025
	2025	2024	2023

	(in millions of Ch$)
Central Bank and Government Securities	714,628	324,982	98,308
Other Chilean Securities	—	4,345	—
Foreign financial debt securities	—	—	—
Investments in mutual funds	—	—	—
Total	714,628	329,327	98,308

In 2025, the Bank increased its investment in Chilean Central Bank and government securities in view of the rates offered in relation to their expected risk.

(d)Equity Instruments
For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognized in profit or loss. Gains or losses on derecognition of these equity instruments are not transferred to profit or loss.
Analysis of investments
The following table sets forth an analysis of our investments as of December 31, 2025 by remaining maturity and the weighted average nominal rates of such investments.
Financial Instruments Held For Trading

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate

(in millions of Ch$, except rates)
As of December 31 2025 Financial Assets Held for Trading at fair value Central Bank and Government Securities
Chilean Central Bank financial instruments	—	—	—	—	—	—	—	—	—	—
Chilean Treasury bonds and notes	—	—	—	—	—	—	714,628	4.5	714,628	4.5
Other Chilean government financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	714,628	—	714,628	—
Other Chilean debt financial securities	—	—	—	—	—	—	—	—	—	—
Chilean Bank debt financial instruments	—	—	—	—	—	—	—	—	—	—
Chilean bonds and commercial papers	—	—	—	—	—	—	—	—	—	—
Other Chilean financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Foreign financial debt securities	—	—	—	—	—	—	—	—	—	—
Foreign Central Banks debt financial instruments	—	—	—	—	—	—	—	—	—	—
Other foreign financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Investments in mutual funds	—	—	—	—	—	—	—	—	—	—
Funds managed by related entities	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	714,628	—	714,628	—

Debt financial instruments at amortized cost and Debt financial instruments at FVOCI

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate

	(in millions of Ch$, except rates)
As of December 31 2025 Debt instruments at amortized cost
Chilean Central Bank debt financial instruments	—	—	—	—	—	—	—	—	—	—
Chilean Treasury bonds and notes	—	—	—	—	—	—	5,098,597	3.9	5,098,597	3.9
Subtotal	—	—	—		—	—	5,098,597	—	5,098,597
Foreign debt financial securities	—	—	—	—	—	—	—	—	—	—
Other foreign debt financial instruments	—	—	—	—	—	—	427,790	4.9	427,790	4.9
Subtotal	—	—	—	—	—	—	427,790	—	427,790	—
Total	—	—	—	—	—	—	5,526,387	—	5,526,387	—

Debt instruments at FVOCI
Chilean Central Bank financial instruments	—	—	—	—	—	—	—	—	—	—
Chilean Treasury bonds and notes	—	—	10,207	4.73	—	—	2,815,031	3.4	2,825,238	3.5
Other Chilean government financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	10,207	—	—	—	2,815,031	—	2,825,238	—
Other Chilean Securities
Chilean Bank debt financial instruments	—	—	—	—	—	—	3,484	3.7	3,484	3.7
Chilean bonds and commercial papers	—	—	—	—	—	—	—	—	—	—
Other Chilean financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	3,484	—	3,484	—
Other Financial Securities
Foreign Central Banks debt financial instruments	—	—	—	—	—	—	—	—	—	—
Foreign government and state debt financial instruments	—	—	—	—	—	—	769,644	3.6	769,644	—
Other foreign debt financial instruments	—	—	—	—	—	—	—	—	—	5.0
Subtotal	—	—	—	—	—	—	769,644	—	769,644	—
Total	—	—	10,207	—	—	—	3,588,159	—	3,598,366	—
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
The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO uses as its liquidity portfolio those defined by the FMC and the Central Bank, which are in line with those established in BIS III. As of December 31, 2025 and 2024, the breakdown of the Bank’s liquid assets by levels was the following:

	December 31, 2025	December 31, 2024
	(Ch$ million)	(Ch$ million)
Balance as of:
Cash and cash equivalent	1,904,994	2,416,812
Level 1 liquid assets (1)	6,227,856	7,241,318
Level 2 liquid assets (2)	3,163	4,517
Total liquid assets	8,136,013	9,662,647
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

	December 31, 2025	December 31, 2024
	(Ch$ million)	(Ch$ million)
Average balance as of:
Cash and cash equivalent	1,828,528	1,732,701
Level 1 liquid assets (1)	6,476,798	6,236,963
Level 2 liquid assets (2)	3,660	5,217
Total liquid assets	8,308,986	7,974,881
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

	Year ended December 31,
	2025	2024	2023

	Millions of Ch$
Net cash flow (used in) provided by operating activities	55,407	482,388	1,315,758
Our operating activities provided cash in an amount of Ch$55,407 million in 2025, mainly due to the cash flow provided by profits and the decrease in loans, deposits, and other funding sources, mainly bonds partially offset by the funds used in purchasing financial investments and bond repurchases. Our operating activities provided cash for Ch$482,388 million in 2024, mainly due an increase in profits, deposits, and other funding sources partially offset by the repayment of the Bank’s FCIC obligation with the Central Bank of Chile. Our operating activities provided cash for Ch$1,315,758 million in 2023, mainly derived from an increase in time deposits and obligations with foreign banks, partially offset by cash used in the growth of the loan portfolio.

	Year ended December 31,
	2025	2024	2023

	Millions of Ch$
Net cash (used in) provided by investment activities	(104,945)	(106,580)	(117,850)
In 2025, the Bank’s investment activities consumed cash in an amount of Ch$104,945 million, mainly due to the purchase of property, plant and equipment, which was mainly related to investments in the WorkCafé branch network. Cash was also consumed by investments in intangible assets, related to the Bank’s digital strategy and cloud computing investments. In 2024, the Bank’s investment activities consumed cash in an amount of Ch$106,580 million in 2024 mainly due to the purchase of property, plant and equipment, which was mainly related to investments in the Workcafé branch network. Cash was also consumed by investments in intangible assets, mainly related to the Bank’s digital strategy. due to the purchase of intangible assets, mainly related to the digital strategy. In 2023, the Bank’s investment activities consumed cash in an amount of Ch$117,850 million, mainly due to the purchase of intangible assets, mainly related to the Bank’s digital strategy.

	Year ended December 31,
	2025	2024	2023

	Millions of Ch$
Net cash provided by (used in) financing activities	(621,098)	(372,847)	(515,292)
In 2025, net cash used in financing activities was Ch$621,098 million and was mainly due to the payment of the annual dividend paid to shareholders in April 2025, which was higher than the dividend paid in 2024. In 2024, net cash used in financing activities was Ch$372,847 million due to the annual dividend payment. In 2023, net cash used by financing activities was Ch$515,292 million due to the annual dividend payment.

Deposits and Other Borrowings
The following table sets forth our average balance of liabilities for the years ended December 31, 2025, 2024, and 2023, in each case together with the related average nominal interest rates paid thereon.

	2025			2024			2023
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate

	(in millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	246,969	0.4%	3.2%	204,486	0.3%	4.5%	190,469	0.3%	3.6%
Time deposits	16,819,761	24.7%	4.6%	18,333,279	26.6%	7.4%	16,392,793	23.6%	7.4%
Central Bank borrowings	—	0.0%	0.0%	2,227,144	3.2%	5.1%	5,773,345	8.3%	12.2%
Repurchase agreements	2,189,070	3.2%	4.9%	567,006	0.8%	9.1%	779,214	1.1%	7.2%
Mortgage finance bonds	71	0.0%	5.6%	455	0.0%	11.4%	2,063	0.0%	9.3%
Commercial paper	837,704	1.2%	4.9%	639,541	0.9%	6.0%	613,212	0.9%	5.8%
Other interest bearing liabilities	17,155,876	25.2%	5.1%	14,707,545	21.3%	8.0%	14,920,208	21.5%	8.7%
Subtotal interest-bearing liabilities	37,249,451	54.6%	4.9%	36,679,456	53.2%	6.3%	38,671,304	55.6%	8.6%
Non-interest bearing liabilities
Non-interest bearing deposits	10,837,345	15.9%		11,317,733	16.4%		11,099,866	16.0%
Derivatives	11,497,964	16.9%		11,710,435	17.0%		10,937,411	15.7%
Other non-interest bearing liabilities	3,011,037	4.4%		4,162,306	6.0%		4,108,850	5.9%
Equity	5,584,350	8.2%		5,028,887	7.3%		4,720,294	6.8%
Subtotal non-interest bearing liabilities	30,930,696	45.4%		32,219,361	46.8%		30,866,421	44.4%
Total liabilities	68,180,147	100.0%		68,898,817	100.0%		69,537,725	100.0%
Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 40.6% of our average total liabilities and shareholders’ equity in 2025. As of December 31, 2025, the Bank’s top 20 time deposits represented 20.0% of total time deposits, or 4.8% of total liabilities and equity. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source. The liquidity coverage ratio (“LCR”), which measures the short-term resistance of Banks’ liquidity risk profile to ensure that organizations have an adequate pool of unencumbered, high-quality liquid assets, which can be readily and immediately converted to cash in private markets, in order to meet short-term liquidity needs. As of December 31, 2025, our LCR was 187.7%. The net stable funding ratio (“NSFR”) which measures a bank’s stable funding sources over required stable needs was 115.1% as of December 31, 2025.

Composition of Deposits
The following table sets forth the composition of our deposits and similar commitments at December 31, 2025, 2024, 2023, 2022, and 2021.

	2025	2024	2023	2022	2021

	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	11,674,317	11,898,457	11,014,748	11,711,969	14,385,633
Other deposits and demand accounts	966,621	915,917	854,595	1,016,896	1,773,233
Other demand obligations	1,434,652	1,446,235	1,668,483	1,357,361	1,742,072
Subtotals	14,075,590	14,260,609	13,537,826	14,086,226	17,900,938
Time deposits and other time deposits
Time deposits	16,216,079	16,867,607	15,939,325	12,779,206	9,926,507
Time saving accounts	269,821	221,973	189,757	191,257	195,570
Other time deposits	7,883	9,045	8,860	8,327	8,978
Subtotals	16,493,783	17,098,625	16,137,942	12,978,790	10,131,055
Total deposits and other commitments	30,569,373	31,359,234	29,675,768	27,065,016	28,031,993
Maturity of Interest Bearing Deposits
The following table sets forth information regarding the currency and maturity of our interest bearing deposits as of December 31, 2025, expressed in percentages of our total deposits in each currency category. UF-denominated deposits are similar to peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean consumer price index.

	Ch$	UF	Foreign Currencies	Total
Demand deposits	0.0%	0.6%	0.0%	0.1%
Savings accounts	0.8%	22.9%	0.0%	1.6%
Time deposits:
Maturing within 3 months	66.3%	43.8%	78.2%	67.6%
Maturing after 3 but within 6 months	12.9%	17.6%	12.5%	13.0%
Maturing after 6 but within 12 months	16.7%	9.3%	9.0%	14.9%
Maturing after 12 months	3.3%	5.8%	0.3%	2.8%
Total time deposits	99.2%	76.5%	100.0%	98.3%
Total deposits	100.0%	100.0%	100.0%	100.0%
The following table sets forth information regarding the maturity of our outstanding time deposits (excluding savings accounts and other time deposits) as of December 31, 2025.

	Ch$	UF	Foreign Currencies	Total
Time deposits:
Maturing within 3 months	8,270,306	322,846	2,559,840	11,152,992
Maturing after 3 but within 6 months	1,607,868	129,558	407,302	2,144,728
Maturing after 6 but within 12 months	2,090,389	68,217	294,603	2,453,209
Maturing after 12 months	411,999	42,955	10,196	465,150
Total deposits	12,380,562	563,576	3,271,941	16,216,079

Short-term Borrowings
The following table shows the average balance and the average nominal rate for each short-term borrowing category for the years indicated.

	2025		2024		2023
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate

	(in millions of Ch$, except percentages)
Obligations under repurchase agreements	2,189,070	4.9%	567,006	9.1%	779,214	7.2%
Obligations with the Central Bank	—	0.0%	2,227,144	5.1%	5,773,345	12.2%
Loans from domestic financial institutions	333,388	2.4%	1,063,703	0.9%	55,839	7.0%
Foreign obligations	3,814,336	6.8%	3,794,062	8.0%	3,421,666	6.9%
Total Short-term borrowings	6,336,794	5.9%	7,651,915	6.3%	10,030,064	10.0%
The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the years indicated.

	Maximum 2025 Month-End Balance	Maximum 2024 Month-End Balance	Maximum 2023 Month-End Balance

	(in millions of Ch$)
Obligations under repurchase agreements	3,786,251	1,886,763	1,161,741
Obligations with the Central Bank	—	6,147,010	6,048,867
Loans from domestic financial institutions	591,535	819,596	225,604
Foreign obligations	4,152,873	4,355,474	4,271,414
Total short-term borrowings	8,530,659	13,208,843	11,707,626
Total Borrowings

	As of December 31, 2025
	Long-term	Short-term	Total

	(in millions of Ch$)
Loans from Central Bank	—	—	—
Obligations under repurchase agreements	574,369	2,180,874	2,755,243
Mortgage finance bonds (a)	—	55	55
Senior bonds (b)	5,278,740	2,365,010	7,643,750
Mortgage bonds (c)	55,295	—	55,295
Regulatory capital financial instruments (d)	1,746,324	202,169	1,948,493
Borrowings from domestic financial institutions	—	30,052	30,052
Foreign borrowings (e)	890,749	2,513,436	3,404,185
Other obligations (f)	—	224,321	224,321
Total borrowings	8,545,477	7,515,917	16,061,394

	As of December 31, 2024
	Long-term	Short-term	Total

	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans	—	—	—
Obligations under repurchase agreements	—	276,588	276,588
Mortgage finance bonds	7	213	220
Senior bonds	5,420,980	2,646,294	8,067,274
Mortgage bonds	65,781	—	65,781
Regulatory capital financial instruments	1,910,697	—	1,910,697
Borrowings from domestic financial institutions	40,000	12,311	52,311
Foreign borrowings	932,481	3,353,155	4,285,636
Other obligations	—	200,541	200,541
Total borrowings	8,369,946	6,489,102	14,859,048

	As of December 31, 2023
	Long-term	Short-term	Total

	(in millions of Ch$)
Central Bank credit lines for renegotiations of loans	5,584,084	—	5,584,084
Obligations under repurchase agreements	—	315,355	315,355
Mortgage finance bonds	1,206	2,592	3,798
Senior bonds	6,597,776	482,696	7,080,472
Mortgage bonds	74,515	7,108	81,623
Regulatory capital financial instruments	1,733,870	—	1,733,870
Borrowings from domestic financial institutions	—	41,318	41,318
Foreign borrowings	—	3,239,363	3,239,363
Other obligations	239	292,756	292,995
Total borrowings	13,991,690	4,381,188	18,372,878

(a)Mortgage finance bonds
These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. Loans are indexed to UF and pay a yearly interest rate.

As of December 31, 2025
(in millions of Ch$)
Due within 1 year	55
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total mortgage finance bonds	55
(b)Senior bonds
The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs, Ch$, CHF or U.S. dollars, and are principally used to fund assets with similar durations.

	As of December 31,
	2025	2024	2023

	(in millions of Ch$)
Santander bonds in UF	3,822,554	3,830,030	3,632,979
Santander bonds in USD	1,410,129	1,971,887	2,424,045
Santander bonds in CHF	917,621	866,942	637,203
Santander bonds in Ch$	1,066,919	827,738	619,386
Santander bonds in AUD	91,224	93,244	116,515
Current bonds in JPY	177,332	296,831	323,922
Santander bonds in EUR	157,971	180,602	171,335
Total senior bonds	7,643,750	8,067,274	7,925,385
The maturities of these bonds are as follows:

As of December 31, 2025
(in millions of Ch$)
Due within 1 year	2,365,011
Due after 1 year but within 2 years	1,215,822
Due after 2 year but within 3 years	750,329
Due after 3 year but within 4 years	642,855
Due after 4 year but within 5 years	562,375
Due after 5 years	2,107,358
Total bonds	7,643,750
In 2025, the Bank issued bonds for UF 17,540,000, CLP 328,550,000,000, CHF 140,000,000, JPY 14,000 and USD 20, detailed as follows:

Series	Currency	Amount	Term (years)	Issuance rate (%)	Issuance date	Placement date	Maturity date
BSTD180624	UF	1,300,000	P1Y11M	2.00%	1/10/25	1/13/25	12/1/26
BSTD180624	UF	1,700,000	P1Y10M	2.00%	2/3/25	2/4/25	12/1/26
BSTD230822	UF	100,000	P6Y	3.00%	2/4/25	2/5/25	2/1/31
BSTD230822	UF	200,000	P6Y	3.00%	2/5/25	2/6/25	2/1/31
BSTD120923	UF	800,000	P8Y7M	3.00%	2/6/25	2/7/25	9/1/33
BSTD151023	UF	1,385,000	P2Y7M	2.00%	2/17/25	2/18/25	10/1/27
BSTDA61022	UF	600,000	P12Y6M	3.00%	3/28/25	3/31/25	10/1/37
BSTD120923	UF	300,000	P8Y5M	3.00%	3/28/25	3/31/25	9/1/33
BSTD120923	UF	500,000	P8Y5M	3.00%	4/1/25	4/2/25	9/1/33
BSTD120923	UF	100,000	P8Y5M	3.00%	4/2/25	4/3/25	9/1/33
BSTD120923	UF	500,000	P8Y5M	3.00%	4/8/25	4/10/25	9/1/33
BSTD230822	UF	620,000	P5Y10M	3.00%	4/9/25	4/10/25	2/1/31
BSTD120923	UF	20,000	P8Y5M	3.00%	4/9/25	4/10/25	9/1/33
BSTD211024	UF	350,000	P2Y	2.00%	4/9/25	4/10/25	4/1/27
BSTD211024	UF	200,000	P2Y	2.00%	4/10/25	4/11/25	4/1/27
BSTD120923	UF	780,000	P8Y5M	3.00%	4/15/25	4/16/25	9/1/33
BSTD230822	UF	180,000	P5Y10M	3.00%	4/15/25	4/16/25	2/1/31
BSTDA61022	UF	1,365,000	P12Y6M	3.00%	4/16/25	4/17/25	10/1/37
BSTDA61022	UF	350,000	P12Y5M	3.00%	4/23/25	4/24/25	10/1/37
BSTD211024	UF	148,000	P1Y15M	2.00%	4/24/25	4/25/25	4/1/27
BSTD211024	UF	2,000	P1Y10M	2.00%	4/24/25	4/25/25	4/1/27
BSTDA61022	UF	100,000	P12Y5M	3.00%	5/6/25	5/7/25	10/1/37
BSTD211024	UF	200,000	P1Y11M	2.00%	5/12/25	5/13/25	4/1/27
BSTD230822	UF	510,000	P5Y6M	2.65%	8/7/25	8/8/25	2/1/31
BSTD211024	UF	1,200,000	P1Y7M	2.30%	8/20/25	8/21/25	4/1/27
6XBSTD230822	UF	100,000	P5Y4M	2.65%	10/1/25	10/2/25	2/1/31
7XBSTD230822	UF	150,000	P5Y4M	2.65%	10/1/25	10/3/25	2/1/31
8XBSTD230822	UF	300,000	P5Y4M	2.65%	10/1/25	10/2/25	2/1/31
9XBSTD230822	UF	150,000	P5Y4M	2.65%	10/7/25	10/8/25	2/1/31
10BSTD230822	UF	400,000	P5Y4M	2.65%	10/8/25	10/9/25	2/1/31
11BSTD230822	UF	100,000	P5Y4M	2.65%	10/8/25	10/10/25	2/1/31
12BSTD230822	UF	200,000	P5Y4M	2.65%	10/10/25	10/13/25	2/1/31
6XBSTD210622	UF	530,000	P4Y1M	2.75%	10/20/25	10/21/25	12/1/29
13BSTD230822	UF	400,000	P5Y4M	2.65%	10/21/25	10/22/25	2/1/31
0XBSTDBA0225	UF	400,000	P6Y10M	3.00%	10/23/25	10/24/25	8/1/32
14BSTD230822	UF	300,000	P5Y4M	2.65%	10/27/25	10/28/25	2/1/31
1XBSTD220425	UF	800,000	P14Y5M	3.00%	10/28/25	10/30/25	4/1/40
2XBSTD220425	UF	200,000	P14Y5M	3.00%	10/28/25	10/30/25	4/1/40
Total UF		17,540,000

BSTD110723	CLP	50,000,000,000	P2Y2M	6.00%	5/2/25	5/3/25	7/1/27
BSTDA91122	CLP	30,300,000,000	P5Y6M	6.00%	5/14/25	5/15/25	11/1/30
BSTD170624	CLP	3,000,000,000	P3Y	6.00%	5/16/25	5/17/25	6/1/28
BSTDA21222	CLP	77,750,000,000	P4Y	6.00%	5/16/25	5/17/25	6/1/29
BSTD170624	CLP	10,000,000,000	P3Y	6.00%	5/20/25	5/22/25	6/1/28
BSTD170624	CLP	5,000,000,000	P3Y	6.00%	5/22/25	5/23/25	6/1/28
BSTDA40922	CLP	90,000,000,000	P7Y10M	6.00%	5/22/25	5/23/25	3/1/33
BSTD170624	CLP	20,000,000,000	P3Y	6.00%	6/11/25	6/13/25	6/1/28
1XBSTDBI0525	CLP	40,000,000,000	P2Y6M	6.00%	11/12/25	11/13/25	5/1/28
2XBSTDBI0525	CLP	2,500,000,000	P2Y5M	6.00%	11/20/25	11/21/25	5/1/28
Total CLP		328,550,000,000
Bond CHF BNP & ZKB	CHF	140,000,000	P5Y3M	1.19%	5/12/25	5/30/25	8/29/30
Total CHF		140,000,000
Bond JPY Santander SA	JPY	4,000,000,000,000,000	P20Y	2.80%	4/24/25	4/29/25	4/28/45
Bond JPY Daiwa ESG	JPY	10,000,000,000,000,000	P3Y	1.50%	7/2/25	7/10/25	7/10/28
Total JPY		14,000,000,000,000,000
Bond USD SOFR Daiwa	USD	10,000,000	P5Y	5.05%	6/6/25	6/13/25	6/13/30
XS3257573298	USD	10,000,000	P5Y	6.00%	12/17/25	12/29/25	12/29/30
Total USD		20,000,000
In 2024, the Bank issued the following bonds:

Series	Currency	Amount	Term (years)	Issuance rate (% annual)	Issuance date	Placement date	Maturity date
AA13	UF	1,795,000	7.5 years	3.40%	09-01-2023	01-03-2024	09-01-2029
AA14	UF	4,567,000	9 years	3.30%	12-01-2023	02-07-2024	12-01-2028
W3	UF	3,160,000	6 years	1.60%	12-01-2018	01-04-2024	06-01-2026
AA15	UF	1,615,000	9 years	3.20%	10-01-2023	05-09-2024	11-01-2030
AA16	UF	3,000,000	6 years	3.20%	04-01-2024	07-05-2024	10-01-2026
T21	UF	2,165,000	9 years	2.75%	06-01-2022	07-08-2024	12-01-2029
T19	UF	5,000,000	6 years	2.65%	08-01-2022	10-17-2024	08-01-2033
Total UF		21,302,000
AA7	CLP	7,350,000,000	5.5 years	6.80%	02-24-2023	01-04-2024	08-01-2026
AA10	CLP	25,000,000,000	5.5 years	7.10%	03-01-2023	03-25-2024	03-01-2026
AA8	CLP	67,500,000,000	3.5 years	6.70%	03-01-2023	01-05-2024	09-01-2027
AA2	CLP	4,000,000,000	6 years	6.20%	12-01-2022	01-11-2024	06-01-2029
AA9	CLP	41,700,000,000	8 years	6.30%	11-01-2022	01-05-2024	11-01-2030
Total CLP		145,550,000,000
CHF bond	CHF	225,000,000	1 year	1.60%	01-11-2024	01-25-2024	01-25-2027
Total CHF		225,000,000
Mortgage bonds
These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80.0% and a debt servicing ratio of the client lower than 20.0%. All outstanding mortgage bonds are UF denominated. The maturities of our mortgage bonds are as follows:

	As of December 31,
	2025	2024

	(in millions of Ch$)
Due within 1 year	—	—
Due after 1 year but within 2 years	—	—
Due after 2 year but within 3 years	28,984	—
Due after 3 year but within 4 years	—	36,950
Due after 4 year but within 5 years	—	—
Due after 5 years	26,311	28,831
Total mortgage bonds	55,295	65,781
During 2025 and 2024, the Bank did not place any mortgage bonds.
(c)Regulatory capital financial instruments
The following table sets forth, at the dates indicated, the balances of our regulatory capital financial instruments, which are entirely comprised of subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of December 31,
	2025	2024	2023

	(in millions of Ch$)
Subordinated bonds linked to the U.S.$	181,378	199,701	175,234
Subordinated bonds linked to the UF	1,767,115	1,710,996	1,638,705
Total subordinated bonds	1,948,493	1,910,697	1,813,939
The maturities of these bonds, which are considered long-term, are as follows.

As of December 31, 2025
(in millions of Ch$)
Due within 1 year	202,169
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	124,099
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	181,378
Due after 5 years	1,440,847
Total subordinated bonds	1,948,493
During 2025 and 2024, the Bank did not issue subordinated bonds.
(d)Foreign borrowings
These are short-term and long-term borrowings from foreign banks mainly used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of December 31, 2025
(in millions of Ch$)
Due within 1 year	2,513,436
Due within 1 and 2 year	369,126
Due within 2 and 3 year	289,966
Due within 3 and 4 year	—
Due after 4 to 5 years	223,890
Due after 5 years	7,767
Total loans from foreign financial institutions	3,404,185

(e)Other obligations
Other obligations are summarized as follows:

As of December 31, 2025
Ch$ million
Long term obligations:
Due after 1 years but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Long-term financial obligations subtotals	—
Short term obligations:
Amounts due to credit card operators	192,107
Acceptance of letters of credit	30,628
Other long-term financial obligations, short-term portion	1,586
Short-term financial obligations subtotals	224,321
Other financial obligations totals	224,321
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
The following table presents the Bank’s outstanding contingent loans as of December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024	2023

	(in millions of Ch$)
Personal guarantees	556,196	365,932	494,104
Letter of credits of merchandise traffic operations	249,140	308,407	262,496
Transactions related to contingent events	1,871,802	2,208,507	1,641,510
Unrestricted prompt cancel credit lines	10,584,496	10,352,459	9,490,141
Other credit commitments	246,799	195,207	314,318
Total	13,508,433	13,430,512	12,202,569
Asset and Liability Management
Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding our policies with respect to asset and liability management.

Capital Expenditures
The following table reflects capital expenditures in each of the three years ended December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024	2023

	(in millions of Ch$)
Land and Buildings	29,820	26,515	31,574
Machinery, Systems and Equipment	42,722	29,404	25,697
Furniture, Vehicles, Other(1)	18,706	15,749	28,875
Software development	52,868	44,559	45,067
Total	144,116	116,227	131,213
(1)Includes assets ceded under operating leases.
During 2025, the Bank focused its investments in the ongoing investments in IT and the digitalization of our banking services and expanding the WorkCafé network. In early 2025, the Bank transitioned most of its data processing functions to a new cloud-based server as part of the Group-wide Gravity project.
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
The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2025, 2024 and 2023.

	As of December 31,
	2025			2024			2023
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Assets
Interest earning assets
Deposits in Central Bank
Ch$	438,299	42,759	9.8%	1,798,219	103,775	5.8%	1,151,196	11,367	1.0%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	209,895	2,633	1.3%	—	—	—%	—	—	—%
Total	648,194	45,392	7.0%	1,798,219	103,775	5.8%	1,151,196	11,367	1.0%
Financial investments (1)
Ch$	5,107,625	115,755	2.3%	4,632,133	79,396	1.7%	6,870,255	312,529	4.5%
UF	2,535,450	107,951	4.3%	2,050,990	40,394	2.0%	1,948,039	15,401	0.8%
Foreign currency	1,054,423	48,967	4.6%	1,775,767	6,683	0.4%	2,032,147	23,155	1.1%
Total	8,697,498	272,673	3.1%	8,458,890	126,473	1.5%	10,850,441	351,085	3.2%
Commercial Loans
Ch$	7,408,955	802,995	10.8%	7,217,886	790,642	11.0%	7,514,142	990,169	13.2%
UF	6,241,929	441,683	7.1%	6,425,726	535,782	8.3%	6,404,622	630,575	9.8%
Foreign currency	3,816,340	144,608	3.8%	3,801,056	257,793	6.8%	3,605,705	221,816	6.2%
Total	17,467,224	1,389,286	8.0%	17,444,668	1,584,217	9.1%	17,524,469	1,842,560	10.5%
Consumer loans
Ch$	5,773,162	832,561	14.4%	5,452,160	836,949	15.4%	5,141,105	786,598	15.3%
UF	2,670	301	11.3%	6,457	404	6.3%	10,513	507	4.8%
Foreign currency	75,331	1	—%	83,610	5	—%	72,816	5	—%
Total	5,851,163	832,863	14.2%	5,542,227	837,358	15.1%	5,224,434	787,110	15.1%
Mortgage loans
Ch$	19,588	14	0.1%	11,352	14	0.1%	7,660	17	0.2%
UF	17,447,106	1,172,414	6.7%	17,333,470	1,343,237	7.7%	16,306,409	1,287,251	7.9%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	17,466,694	1,172,428	6.7%	17,344,822	1,343,251	7.7%	16,314,069	1,287,268	7.9%
Interbank loans
Ch$	9,519	480	5.0%	13,862	909	6.6%	5,541	579	10.4%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	21,391	51	0.2%	—	—	—%	—	—	—%
Total	30,910	531	1.7%	13,862	909	6.6%	5,541	579	10.4%
Investment agreements to resell
Ch$	81,134	2,977	3.7%	52,655	—	—%	21,952	—	—%
UF	61,083	4,295	7.0%	—	—	—%	—	71	—%
Foreign currency	112,664	5,120	4.5%	—	—	—%	—	—	—%
Total	254,881	12,392	4.9%	52,655	—	—%	21,952	71	—%
Threshold (2)
Ch$	138,389	9,280	6.7%	628,904	9,646	1.5%	984,360	9,564	1.0%
UF	—	—	—%	—	—	—%	2	—	—%
Foreign currency	1,875,139	60,765	3.2%	1,895,985	89,188	4.7%	2,515,723	114,388	4.5%
Total	2,013,528	70,045	3.5%	2,524,889	98,834	3.9%	3,500,085	123,952	3.5%
Total interest earning assets
Ch$	18,976,671	1,806,821	9.5%	19,807,171	1,821,331	9.2%	21,696,211	2,110,823	9.7%
UF	26,288,238	1,726,644	6.6%	25,816,643	1,919,817	7.4%	24,669,585	1,933,805	7.8%
Foreign currency	7,165,183	262,145	3.7%	7,556,418	353,669	4.7%	8,226,391	359,364	4.4%
Total	52,430,092	3,795,610	7.2%	53,180,232	4,094,817	7.7%	54,592,187	4,403,992	8.1%

	As of December 31,
	2025			2024			2023
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Cash
Ch$	1,651,291			1,212,988			1,147,881
UF	—			1,962			1,190
Foreign currency	2,087,520			184,097			149,615
Total	3,738,811			1,399,047			1,298,686
Allowance for loan losses
Ch$	(1,040,362)			(1,068,928)			(1,285,860)
UF	—			—			—
Foreign currency	(194,370)			(168,607)			(125,624)
Total	(1,234,732)			(1,237,535)			(1,411,484)
Fixed assets
Ch$	237,911			116,798			109,720
UF	—			0			0
Foreign currency	—			0			0
Total	237,911			116,798			109,720
Derivatives
Ch$	11,348,109			12,519,562			11,915,184
UF	—			0			0
Foreign currency	9			0			0
Total	11,348,118			12,519,562			11,915,184
Financial Investment (Trading)
Ch$	319,041			183,671			78,500
UF	88,600			47,861			85,377
Foreign currency	257			411,019			695,497
Total	407,898			642,551			859,374
Other assets
Ch$	1,073,672			1,132,808			1,433,356
UF	11,713			81,117			78,050
Foreign currency	166,664			1,064,237			662,652
Total	1,252,049			2,278,162			2,174,058
Total non-interest earning assets
Ch$	13,589,662			14,096,899			13,398,781
UF	100,313			130,940			164,617
Foreign currency	2,060,080			1,490,746			1,382,140
Total	15,750,055			15,718,585			14,945,538

Total assets
Ch$	32,566,333	1,806,821		33,904,070	1,821,331		36,284,649	1,597,540
UF	26,388,551	1,726,644		25,947,583	1,919,817		23,513,065	2,372,149
Foreign currency	9,225,263	262,145		9,047,164	353,669		9,588,794	137,341
Total	68,180,147	3,795,610		68,898,817	4,094,817		69,386,508	4,107,030

	As of December 31,
	2025			2024			2023
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Liabilities And Shareholders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	76,222	2,292	3.0%	35,256	999	2.8%	10,798	281	2.6%
UF	170,747	5,495	3.2%	169,230	8,146	4.8%	179,671	6,562	3.7%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	246,969	7,787	3.2%	204,486	9,145	4.5%	190,469	6,843	3.6%
Time deposits
Ch$	16,230,898	739,566	4.6%	12,400,925	698,611	5.6%	11,007,900	1,005,077	9.1%
UF	569,752	28,498	5.0%	752,746	55,696	7.4%	1,125,964	95,029	8.4%
Foreign currency	19,111	865	4.5%	5,179,608	160,559	3.1%	4,258,929	110,776	2.6%
Total	16,819,761	768,929	4.6%	18,333,279	914,866	5.0%	16,392,793	1,210,882	7.4%
Central bank borrowings
Ch$	—	—	—%	2,227,144	113,806	5.1%	5,773,345	703,113	12.2%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	—	—	—%	2,227,144	113,806	5.1%	5,773,345	703,113	12.2%
Repurchase Agreements
Ch$	1,666,977	74,197	4.5%	525,525	49,471	9.4%	397,017	35,597	9.0%
UF	38,492	200	0.5%	—	—	—%	—	—	—%
Foreign currency	483,601	33,079	6.8%	41,481	2,280	5.5%	382,197	20,184	5.3%
Total	2,189,070	107,476	4.9%	567,006	51,751	9.1%	779,214	55,781	7.2%
Mortgage finance bonds
Ch$	—	—	—%	—	—	—%	—	—	—%
UF	71	4	5.6%	455	52	11.4%	2,063	192	9.3%
Foreign currency	—	—	—%	—	—	—%	—	—	—%
Total	71	4	5.6%	455	52	11.4%	2,063	192	9.3%
Commercial paper
Ch$	—	—	—%	—	—	—%	—	—	—%
UF	—	—	—%	—	—	—%	—	—	—%
Foreign currency	837,704	41,429	4.9%	639,541	38,471	6.0%	613,212	35,772	5.8%
Total	837,704	41,429	4.9%	639,541	38,471	6.0%	613,212	35,772	5.8%
Other interest bearing liabilities
Ch$	3,235,403	436,285	13.5%	2,913,211	711,266	24.4%	3,859,742	819,756	21.2%
UF	5,996,119	368,349	6.1%	5,413,433	459,098	8.5%	5,184,297	463,172	8.9%
Foreign currency	7,924,354	78,667	1.0%	6,380,901	9,576	0.2%	5,876,169	15,432	0.3%
Total	17,155,876	883,301	5.1%	14,707,545	1,179,940	8.0%	14,920,208	1,298,360	8.7%
Total interest bearing liabilities
Ch$	21,209,500	1,252,340	5.9%	18,102,061	1,574,153	8.7%	21,048,802	2,563,824	12.2%
UF	6,775,181	402,546	5.9%	6,335,864	522,992	8.3%	6,491,995	564,955	8.7%
Foreign currency	9,264,770	154,040	1.7%	12,241,531	210,886	1.7%	11,130,507	182,164	1.6%
Total	37,249,451	1,808,926	4.9%	36,679,456	2,308,031	6.3%	38,671,304	3,310,943	8.6%

	As of December 31,
	2025			2024			2023
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Non-interest bearing liabilities
Non-interest bearing demand deposits
Ch$	9,094,698			10,998,237			10,754,656
UF	—			94,183			89,127
Foreign currency	1,742,647			225,313			256,083
Total	10,837,345			11,317,733			11,099,866
Derivatives
Ch$	11,497,940			11,710,435			10,937,254
UF	—			—			—
Foreign currency	24			—			157
Total	11,497,964			11,710,435			10,937,411
Other non-interest bearing liabilities
Ch$	1,985,243			1,844,366			1,768,888
UF	36,824			104,979			445,842
Foreign currency	988,970			2,212,961			1,894,120
Total	3,011,037			4,162,306			4,108,850
Shareholders’ equity
Ch$	4,912,332			5,028,887			4,720,294
UF	—			—			—
Foreign currency	672,018			—			—
Total	5,584,350			5,028,887			4,720,294

Total non-interest bearing liabilities and shareholders’ equity
Ch$	27,490,213			29,581,925			28,181,092
UF	36,824			199,162			534,969
Foreign currency	3,403,659			2,438,274			2,150,360
Total	30,930,696			32,219,361			30,866,421

Total Liabilities and Shareholders’ Equity
Ch$	48,699,713	1,252,340		47,683,986	1,574,153		49,229,894	2,563,824
UF	6,812,005	402,546		6,535,026	522,992		7,026,964	564,955
Foreign currency	12,668,429	154,040		14,679,805	210,886		13,280,867	182,164
Total	68,180,147	1,808,926		68,898,817	2,308,031		69,537,725	3,310,943
(1)This line item includes debt instruments at fair value through other comprehensive income according to IFRS 9.

Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis
The following table allocates, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for 2025 compared to 2024 and 2024 compared to 2023. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2024 to 2025 Due to Changes in			Increase (Decrease) from 2023 to 2024 Due to Changes in
	Volume	Rate	Net Change from 2024 to 2025	Volume	Rate	Net Change from 2023 to 2024
ASSETS
Interest earning assets
Deposits in Central Bank
Ch$	5,193	(66,209)	(61,016)	(25,110)	117,518	92,408
UF	—	—	—	—	—	—
Foreign currency	—	2,633	2,633	—	—	—
Subtotal	5,193	(63,576)	(58,383)	(25,110)	117,518	92,408
Financial investments
Ch$	(56,447)	92,806	36,359	(21,167)	(211,966)	(233,133)
UF	(28,434)	95,991	67,557	(3,702)	28,695	24,993
Foreign currency	188,306	(146,022)	42,284	(474)	(15,998)	(16,472)
Subtotal	103,425	42,775	146,200	(25,343)	(199,269)	(224,612)
Commercial loans
Ch$	(3,062)	6,039	2,977	(28,120)	(171,407)	(199,527)
UF	—	4,295	4,295	1,188	(95,981)	(94,793)
Foreign currency	—	5,120	5,120	10,596	25,381	35,977
Subtotal	(3,062)	15,454	12,392	(16,336)	(242,007)	(258,343)
Consumer loans
Ch$	(90)	(339)	(429)	46,571	3,780	50,351
UF	—	—	—	61	(164)	(103)
Foreign currency	—	51	51	—	—	—
Subtotal	(90)	(288)	(378)	46,632	3,616	50,248
Mortgage loans
Ch$	(53,606)	65,959	12,353	(3)	—	(3)
UF	(5,539)	(88,560)	(94,099)	156,468	(100,482)	55,986
Foreign currency	2,289	(115,474)	(113,185)	—	—	—
Subtotal	(56,856)	(138,075)	(194,931)	156,465	(100,482)	55,983
Interbank loans
Ch$	4,804	(9,192)	(4,388)	(9,366)	9,696	330
UF	21	(124)	(103)	—	—	—
Foreign currency	(4)	—	(4)	—	—	—
Subtotal	4,821	(9,316)	(4,495)	(9,366)	9,696	330
Investment under agreements to resell
Ch$	—	—	—	—	—	—
UF	2,301	(173,124)	(170,823)	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	2,301	(173,124)	(170,823)	—	—	—
Threshold

Ch$	(266)	(100)	(366)	61	21	82
UF	—	—	—	—	—	—
Foreign currency	(2,507)	(25,916)	(28,423)	(29,171)	3,971	(25,200)
Subtotal	(2,773)	(26,016)	(28,789)	(29,110)	3,992	(25,118)
Total interest earning assets
Ch$	(103,474)	88,964	(14,510)	(37,134)	(252,358)	(289,492)
UF	(31,651)	(161,522)	(193,173)	154,015	(167,932)	(13,917)
Foreign currency	188,084	(279,608)	(91,524)	(19,049)	13,354	(5,695)
Total	52,959	(352,166)	(299,207)	97,832	(406,936)	(309,104)

	Increase (Decrease) from 2024 to 2025 Due to Changes in			Increase (Decrease) from 2023 to 2024 Due to Changes in
	Volume	Rate	Net Change from 2024 to 2025	Volume	Rate	Net Change from 2023 to 2024
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing liabilities
Savings accounts
Ch$	1,518	(225)	1,293	969	(251)	718
UF	(12)	(2,639)	(2,651)	23	1,561	1,584
Foreign currency	—	—	—	—	—	—
Subtotal	1,506	(2,864)	(1,358)	992	1,310	2,302
Time deposits
Ch$	—	40,955	40,955	127,190	(433,656)	(306,466)
UF	(5,044)	(22,154)	(27,198)	(26,489)	(12,844)	(39,333)
Foreign currency	(159,771)	77	(159,694)	18,106	31,677	49,783
Subtotal	(164,815)	18,878	(145,937)	118,807	(414,823)	(296,016)
Central Bank borrowings
Ch$	(113,806)	—	(113,806)	(377,741)	(211,566)	(589,307)
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Subtotal	(113,806)	—	(113,806)	(377,741)	(211,566)	(589,307)
Repurchase agreements
Ch$	(24,538)	49,264	24,726	10,065	3,809	13,874
UF	—	200	200	—	—	—
Foreign currency	27,782	3,017	30,799	(18,015)	111	(17,904)
Subtotal	3,244	52,481	55,725	(7,950)	3,920	(4,030)
Mortgage finance bonds
Ch$	—	—	—	—	—	—
UF	(40)	(8)	(48)	(158)	18	(140)
Foreign currency	—	—	—	—	—	—
Subtotal	(40)	(8)	(48)	(158)	18	(140)
Commercial papers
Ch$	—	—	—	—	—	—
UF	—	—	—	—	—	—
Foreign currency	4,325	(8,833)	(4,508)	1,406	1,293	2,699
Subtotal	4,325	(8,833)	(4,508)	1,406	1,293	2,699
Other interest bearing liabilities
Ch$	53,313	(353,153)	(299,840)	(262,970)	154,480	(108,490)
UF	11,368	(141,321)	(129,953)	3,314	(7,388)	(4,074)
Foreign currency	45,401	62,818	108,219	(1,952)	(3,904)	(5,856)
Subtotal	110,082	(431,656)	(321,574)	(261,608)	143,188	(118,420)
Total interest bearing liabilities
Ch$	(83,513)	(263,159)	(346,672)	(502,488)	(487,183)	(989,671)
UF	6,272	(165,922)	(159,650)	(23,311)	(18,652)	(41,963)
Foreign currency	(82,263)	57,079	(25,184)	(1,861)	27,884	26,023
Total	(159,504)	(372,002)	(531,506)	(527,660)	(477,951)	(1,005,611)

Interest-Earning Assets: Net Interest Margin
The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	As of December 31,
	2025	2024	2023

	(in millions of Ch$)
Total average interest-earning assets
Ch$	18,976,671	19,807,171	21,696,211
UF	26,288,238	25,816,643	24,669,585
Foreign currencies	7,165,183	7,556,418	8,226,391
Total	52,430,092	53,180,232	54,592,187
Net interest earned(1)
Ch$	554,481	247,178	(453,001)
UF	1,324,098	1,396,825	1,368,850
Foreign currencies	108,105	142,783	177,200
Total	1,986,684	1,786,786	1,093,049
Net interest margin(2)
Ch$	2.92%	1.25%	(2.09%)
UF	5.04%	5.41%	5.55%
Foreign currencies	1.51%	1.89%	2.15%
Total	3.79%	3.36%	2.00%
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
Other consumer loans are other loans to individuals that are not classified in any of the other categories shown above.

Maturity and Interest Rate Sensitivity of Loans
The following table sets forth an analysis by type and time remaining to maturity of our loans at amortized cost as of December 31, 2025.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 15 years	Due after 15 years	Total balance as of December 31, 2025

	(in millions of Ch$)
Interbank loans	68,178	—	—	—	68,178

Commercial loans	6,262,564	4,754,358	1,924,290	349,413	13,290,625
Foreign trade loans	1,737,235	44,657	4,421	—	1,786,313
Checking accounts debtors	107,088	1,120	—	—	108,208
Credit card debtors	64,540	89,623	48	—	154,211
Factoring transactions	937,645	—	—	—	937,645
Leasing transactions	311,458	560,653	103,626	9	975,746
Student loans	5,188	13,463	10,643	476	29,770
Other loans and account receivable	41,283	39,547	390	97	81,317
SUBTOTAL Commercial loans	9,467,001	5,503,421	2,043,418	349,995	17,363,835
Loans with mortgage finance bonds	14	—	—	—	14
Endorsable mortgage mutual loans	97	149	4	—	250
Mortgage mutual financed with mortgage bonds	7,089	27,006	38,240	4,873	77,208
Other mortgage mutual loans	1,060,875	4,181,763	8,017,299	4,002,582	17,262,519
Other credit and account receivable	4,532	18,058	43,626	37,356	103,572
SUBTOTAL Mortgage loans	1,072,607	4,226,976	8,099,169	4,044,811	17,443,563
Installment consumer loans	1,364,813	2,429,956	61,592	7	3,856,368
Checking accounts debtors	137,325	8	5	—	137,338
Credit card debtors	840,521	1,220,458	712	—	2,061,691
Leasing transactions	859	717	—	—	1,576
Other consumer loans	328	2	1	—	331
SUBTOTAL Consumer loans	2,343,846	3,651,141	62,310	7	6,057,304
Total	12,951,632	13,381,538	10,204,897	4,394,813	40,932,880

The following tables present the total amount of loans that have fixed and variable interest rates as of December 31, 2025 for each category of loans required to be disclosed under IFRS financial statements. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.

	As of December 31, 2025
	(in millions of Ch$)
	Variable Interest Rates	Fixed Interest Rates
Interbank	—	68,178

Commercial loans	2,824,080	10,466,545
Foreign trade loans	116,354	1,669,959
Checking accounts debtors	95,343	12,865
Credit card debtors	—	154,211
Factoring transactions	—	937,645
Leasing transactions	15,282	960,465
Student loans	—	29,770
Other loans and account receivable	193	81,124
Subtotals	3,051,252	14,312,584
Loans with mortgage finance bonds	—	14
Endorsable mortgage mutual loans	—	250
Mortgage mutual financed with mortgage bonds	—	77,208
Other mortgage mutual loans	4,612,008	12,650,511
Other credit and account receivable	11,321	92,250
Subtotals	4,623,329	12,820,234
Installment consumer loans	5	3,856,363
Checking accounts debtors	128,959	8,380
Credit card debtors	—	2,061,691
Leasing transactions	—	1,576
Other consumer loans	—	331
Subtotals	128,964	5,928,340
Totals loans to clients	7,803,545	33,129,336
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

	2025	2024

	(Ch$ million)
Total loans	40,932,880	41,323,844
Allowance for loan losses	1,222,458	1,192,690
Impaired loans	2,615,378	2,404,820
Impaired loans as a percentage of total loans	6.39%	5.82%
Amounts non-performing	1,332,660	1,311,374
To the extent secured(1)	752,352	786,824
To the extent unsecured	580,308	524,550
Amounts non-performing as a percentage of total loans	3.26%	3.17%
To the extent secured(1)	1.84%	1.90%
To the extent unsecured	1.42%	1.27%
Loans loss allowances as a percentage of:
Total loans	2.99%	2.89%
Total amounts non-performing	91.73%	90.95%
Total amounts non-performing – unsecured	162.48%	151.58%
(1)Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.
Credit Ratios
The following sets forth our credit ratios as of and for the years ended December 2025, 2024 and 2023 by loan category.

	2025	2024	2023

Allowance for credit losses to total loans outstanding	2.99%	2.89%	2.81%
Allowance for credit losses	1,222,458	1,192,690	1,148,780
Total loans outstanding	40,932,880	41,323,844	40,811,886
Net write-offs during the period to average loans outstanding:
Commercial
Interbank Loans
Net charge-off during the period	—	—	—
Average amount outstanding	30,886	13,862	34,163
Ratio of net charge-off/average amount outstanding	—%	—%	—%
Commercial Loans
Net charge-off during the period	224,398	162,483	123,544
Average amount outstanding	13,329,553	13,142,288	13,794,651
Ratio of net charge-off/average amount outstanding	1.7%	1.2%	0.9%
Foreign Trade Loans
Net charge-off during the period	—	—	—
Average amount outstanding	1,927,226	1,867,465	1,828,177
Ratio of net charge-off/average amount outstanding	—%	—%	—%
Checking Account Debtors
Net charge-off during the period	6,201	4,754	3,462
Average amount outstanding	118,610	134,335	137,208

Ratio of net charge-off/average amount outstanding	5.2%	3.5%	2.5%
Credit Cards Debtors
Net charge-off during the period	7,367	5,745	3,211
Average amount outstanding	145,335	132,904	130,806
Ratio of net charge-off/average amount outstanding	5.1%	4.3%	2.5%
Factoring Transactions
Net charge-off during the period	6,722	6,142	889
Average amount outstanding	797,792	860,734	831,437
Ratio of net charge-off/average amount outstanding	0.8%	0.7%	0.1%
Leasing Transactions
Net charge-off during the period	6,733	11,205	7,468
Average amount outstanding	1,032,553	1,160,926	1,287,533
Ratio of net charge-off/average amount outstanding	0.7%	1.0%	0.6%
Student Loans
Net charge-off during the period	4,517	5,069	2,267
Average amount outstanding	34,232	42,702	50,103
Ratio of net charge-off/average amount outstanding	13.2%	11.9%	4.5%
Other Loans and Accounts Receivable
Net charge-off during the period	43,995	42,266	14,670
Average amount outstanding	81,923	89,452	222,999
Ratio of net charge-off/average amount outstanding	53.7%	47.2%	6.6%
Total Commercial
Net charge-off during the period	299,933	237,664	155,511
Average amount outstanding	17,498,110	17,444,668	18,317,077
Ratio of net charge-off/average amount outstanding	1.7%	1.4%	0.8%
Residential
Loans with Mortgage Finance Bonds
Net charge-off during the period	10	7	24
Average amount outstanding	21	231	1,089
Ratio of net charge-off/average amount outstanding	47.6%	3.0%	2.2%
Mortgage Mutual Loans financed with mortgage bonds
Net charge-off during the period	—	15	7
Average amount outstanding	147,925	156,112	95,701
Ratio of net charge-off/average amount outstanding	—%	—%	—%
Other Mortgage Loans
Net charge-off during the period	62,113	43,777	27,243
Average amount outstanding	17,318,748	17,188,479	16,217,279
Ratio of net charge-off/average amount outstanding	0.4%	0.3%	0.2%
Total Residential
Net charge-off during the period	62,123	43,799	27,274
Average amount outstanding	17,466,694	17,344,822	16,314,069
Ratio of net charge-off/average amount outstanding	0.4%	0.3%	0.2%

	2025	2024	2023

Consumer Loans
Installment Consumer Loans
Net charge-off during the period	261,938	263,450	205,066
Average amount outstanding	3,923,312	3,847,535	3,817,414
Ratio of net charge-off/average amount outstanding	6.7%	6.8%	5.4%
Credit Card Balances
Net charge-off during the period	85,035	86,612	65,912
Average amount outstanding	1,925,812	1,692,456	1,541,871
Ratio of net charge-off/average amount outstanding	4.4%	5.1%	4.3%
Consumer Leasing Contracts
Net charge-off during the period	12	59	45
Average amount outstanding	1,601	1,788	2,309
Ratio of net charge-off/average amount outstanding	0.7%	3.3	1.9%
Other Consumer Loans
Net charge-off during the period	2,820	3,293	3,139
Average amount outstanding	438	448	857
Ratio of net charge-off/average amount outstanding	643.8%	735.0%	366.3%
Total Consumer
Net charge-off during the period	349,805	353,414	274,162
Average amount outstanding	5,851,163	5,542,227	5,362,451
Ratio of net charge-off/average amount outstanding	6.0%	6.4%	5.1%
Total Loans
Net charge-off during the period	711,861	634,877	456,947
Average amount outstanding	40,815,967	40,331,717	39,993,597
Ratio of net charge-off/average amount outstanding	1.7%	1.6%	1.1%
Deposits
The principal components of our deposits are savings accounts and time deposits and non-interest bearing demand deposits. For an analysis of average deposits for 2025 and 2024, see “—Average Balances, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities.” The following table uses an estimate of uninsured time deposits which are not covered by the Chilean government guarantees as outlined in Item 4. Information on the Company – Deposit insurance.

	For the year ended December 31,
	2025	2024

	(in millions of Ch$)
Insured deposits	698,698	719,804
Uninsured deposits	15,517,381	16,147,803
Of which:
Excess over guaranteed limit	3,136,574	3,118,264
Otherwise uninsured	12,380,807	13,029,539
Total	16,216,079	16,867,607

	For the year ended December 31,
	Ch$	Foreign currency	Total

	(in millions of Ch$)
Time deposits otherwise uninsured with a maturity of:
3 months or less	7,967,364	2,512,422	10,479,786
Over 3 months through 6 months	1,717,636	405,165	2,122,801
Over 6 months through 12 months	2,149,743	293,766	2,443,509
Over 12 months	457,659	13,626	471,285
Total	12,292,402	3,224,979	15,517,381
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

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Claudio Melandri Hinojosa	Chairman	Asset and Liability Committee Remuneration Committee Management Appointment Committee	Apr-26
Rodrigo Vergara Montes	First Vice Chairman	Audit Committee (Financial Expert) Asset and Liability Committee (President) Management Appointment Committee	Apr-26
Orlando Poblete Iturrate	Second Vice Chairman	Remuneration Committee Audit Committee (President)	Apr-26
María Olivia Recart	Director	Integral Risk Committee Asset and Liability Committee	Apr-26
Felix de Vicente Mingo	Director	Asset and Liability Committee Audit Committee (Financial Expert) Integral Risk Committee	Apr-26
Ana Dorrego de Carlos	Director	—	Apr-26
José Francisco Doncel Razola	Director	—	Apr-26
Lucia Santa Cruz Sutil	Director	Integral Risk Committee	Apr-26
Blanca Bustamante Bravo	Director	Integral Risk Committee Management Appointment Committee (President)	Apr-26
Alfonso Gómez Morales	Alternate Director	Integral Risk Committee (President) Remuneration Committee (President) Asset and Liability Committee	Apr-26
Juan Pedro Santa María Pérez	Alternate Director	Audit Committee (Secretary) Integral Risk Committee	Apr-26
Claudio Melandri Hinojosa became the Executive Chairman of Grupo Santander in Chile on February 27, 2018 and non-executive Chairman since May 2022. He is also President of Santander Chile Holding S.A. and Vice President of Universia Chile S.A. He has more than 30 years of experience in the financial industry and was Chief Executive Officer of Santander Chile from January 2010 to March 2018 and was also Country Head until July 2022. He started his career in Banco Concepción and joined Grupo Santander in 1990, where he has held various positions of responsibility, including Regional Manager, Manager of the branch network, Human Resources Manager and Manager of Commercial Banking. He was also a Vice President at Banco Santander Venezuela for three years in the commercial area of this country. Mr. Melandri has degrees in Business and Accounting and holds a Master of Business Administration from Universidad Adolfo Ibáñez.
Rodrigo Vergara became a director and First Vice Chairman of the Board on July 12, 2018. He is a professor of Economics at Pontificia Universidad Católica de Chile and an economic consultant and board member for various companies. He graduated with an Economics Degree from the Pontificia Universidad Católica de Chile in 1985 and earned a Doctorate Degree in Economics from Harvard University in 1991. He is a researcher at the Center for Public Studies (CEP) and an associate researcher at the Harvard University School of Government (Kennedy School). He is the author of numerous articles published in specialized professional journals and has edited several books. Along with this, he is a professor of Economics at the Catholic University of Chile and is an economic consultant and member of the board of directors of several companies. He went to work at the Central Bank of Chile in 1985. Then he was at the Center for Public Studies and at the Catholic University of Chile. In 2009 he joined the Council of the Central Bank of Chile, assuming his position as president between 2011 and 2016. In addition, he has been an economic advisor to the central banks and governments of several countries and has been an external consultant to the World Bank, the International Monetary Fund, the Inter-American Bank Development and the United Nations.
Orlando Poblete Iturrate is the Second Vice Chairman and has served on the Board since April 22, 2014. Since 1991, Mr. Poblete has been a professor at Universidad de los Andes. Between 1997 and 2004, he was Dean of the Law School at Universidad de los Andes and until 2014 he served as Chancellor. He is also a partner at the law firm Orlando Poblete & Company. He is a member of the Counsel of the Arbitration and Mediation of Santiago of the Chamber of Commerce of

Santiago. Previously, between 1979 and 1991, he was a professor of Procedural Law at Universidad de Chile. Mr. Poblete is a lawyer from Universidad de Chile and has a Masters in Law from the same university. He is also a graduate of the Directive Management of Companies Program (PADE) of ESE Business School of Universidad de los Andes.
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

José Francisco Doncel Razola became a director in July 2025. He has more than 40 years of experience in auditing, financial accounting, management control, and leadership in banking institutions. He began his career at Arthur Andersen Auditores, where he participated in audits and consulting for financial institutions, in addition to being part of teams specializing in IT auditing and training. In 1989, he joined Banco Santander, serving as a director in the Financial Accounting Division and leading key teams. Subsequently, at Banesto, he held senior management positions, including accounting management, financial control, and profitability strategy. Since 2013, he has held strategic roles at Banco Santander, including serving as General Manager of Internal Audit and, currently, as leader of the Financial Accounting and Management Control Division, reporting directly to the CEO and the Group President. He has also served on numerous boards of directors in Spain, the United States, and Mexico. Currently he serves as a member of the boards of Santander Spain and also as Chairman of Banco de Albacete, S.A., Grupo Empresarial Santander, S.L., Ablasa Participaciones, S.L., and Finsantusa, S.L.U., and as a member of the boards of Santander Holding Internacional, S.A., Santusa Holding, S.L., Santander Global Technology and Operations, S.L., and Santander Group Properties, S. L. U..
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
Senior Management
Our senior managers are as follows:

Senior Manager	Position	Date
Appointed
Andrés Trautmann Buc	Chief Executive Officer	July-25
Carlos Ruiz de Gamboa Riquelme	Executive Vice-President of Corporate and Investment Banking	Aug-25
Pedro Orellana Piñeiro	Executive Vice-President of Retail Banking	Apr-21
Patricia Pérez Pallacán	Chief Financial Officer	Nov-24
Guillermo Sabater Maroto	Financial & Cost Controller	Nov-15
Jorge Palacios Goddard	Executive Vice-President of Risk	Aug-25
Eduardo Herrera Barros	Executive Vice-President of Technology and Operations	Jul-24
Paula Meléndez Cubillos	Executive Vice-President of Human Resources	Jun-23
Cristián Florence Kauer	General Counsel	Sep-12
Mey Lin Hernández Chiang	Executive Vice President of Internal Audit	Sep-23
Fernando Larraín Aninat	Executive Vice-President of Communications, Marketing and Research	Jun-23
Matías Martino Tamm	Executive Vice-President of Strategy and Data & IA	Aug-25
Fernando Benito Olivares	CEO of Getnet Chile	Apr-23
Ángel García Valdés	Manager of Payments	Feb-22
Jonathan Covarrubias Hernández	Chief Accounting Officer	May-19
Andrés Trautmann Buc became CEO in July 2025. Previously he was the Executive Vice-President of Santander Corporate and Investment Banking since May 2021. He joined Grupo Santander in 2007, serving as Treasurer of Santander Chile between 2018 and 2021. Between 2013 and 2018 he was in charge of sales for the Andean region for Goldman Sachs in New York, and prior to that he was Head of Institutional and Corporate Sales at Santander Chile. He was also in charge of sales of structured products in London for Santander UK between 2010 and 2012. Between 2002 and 2006, he worked at Econsult as investment manager for investment funds and financial analyst for studies, and previously he was a financial analyst in the planning and development department of Enersis S.A. Mr. Trautmann has a business degree from Universidad de Chile.
Carlos Ruiz de Gamboa Riquelme was appointed Executive Vice President of Corporate and Investment Banking of Santander Chile on August 1, 2025. He has over 30 years of experience in investment banking, global markets, fixed income, corporate finance and risk management. He has had various leadership roles in Latin America and the United States, including 25 years at J.P. Morgan in New York and Santiago, culminating as Managing Director and Head of Latin America Debt Capital Markets and Latin America Derivatives Marketing, Structuring and Sales, and later as Managing Director and General Manager of J.P. Morgan’s Chilean broker-dealer. Throughout his more than 30 year career and before joining Santander, he was part of Tyndall Group, a local financial boutique focused on bespoke strategic services to clients in the region. He was also Director of the Center of Financial Innovation from Escuela de Negocios, Universidad Adolfo

Ibañez. He holds a Bachelor's degree in Economics from Universidad Nacional Pedro Henríquez Ureña (Dominican Republic) and a post graduate degree in business administration (DPA) from Universidad Adolfo Ibáñez (Santiago, Chile).
Ángel García Valdés has served as Manager of Payments since 2022. He is a commercial engineer from the Adolfo Ibáñez University and received a Master’s in Business Administration from the Instituto de Empresa in Madrid (IE). Ángel García has been the Payment Methods Manager since March 2022. He has been part of Grupo Santander for 17 years, beginning his career at the Bank in 2007, where for 10 years he was at Santander CIB in the areas of Equities and Financial Solutions and Advisory. Subsequently, he made a transition to Commercial Banking where he has held different positions such as Head of the Life Product and Segment Manager.
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
Jorge Palacios Goddard became Executive Vice President of Risk Solutions of Santander-Chile in August 2025. He holds a degree in Business Administration with a specialization in Finance from the Universidad Iberoamericana in Mexico (ITAM) and a Master’s degree in Finance from the Instituto Tecnológico Autónomo de México. In 2017, he joined Santander Mexico as Head of Integrated Risk Management (EWRM) and later as Deputy Chief Risk Officer. His professional career has been linked to financial markets and banking.
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
Matías Martino Tamm became Executive Vice President of Strategy and Data & AI in August 2025. With more than six years with the Group, Matías Martino has held various leadership positions within Commercial Banking, including segment strategy director and Clients (individuals) Business Manager. He also previously worked at leading companies associated with investment management (Megeve Investments) and strategic consulting (McKinsey and Co). Matías Martino holds a degree in Business Administration from the Pontifical Catholic University of Chile and a Master of Business Administration (MBA) from the University of California, Berkeley, Haas School of Business.

Fernando Benito Olivares became CEO of Getnet Chile in 2023. He joined Banco Banesto in Alicante in 2004, serving as head of the SME sector in the same city and directing commercial teams in different territories of Spain. In 2018, he arrived in Chile to assume management of the SME business at Santander, strengthening this segment and achieving, for the first time in its history, that Santander was named the Best SME Bank in the country, according to Global Finance magazine. Fernando Benito has a law degree from Universidad de Salamanca (Spain) and holds a Master’s in Business Administration from Universidad Alfonso X El Sabio.
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
B.Compensation
For the year ended December 31, 2025, the aggregate amount of compensation paid by us to all of our directors, executive officers and management members was Ch$47,241 million (U.S.$52.4 million). For the year ended December 31, 2025, the aggregate amount of compensation paid by us to all of our directors was Ch$ 1,796 million (U.S.$ 2.0 million), in monthly stipends.
At our annual shareholder meeting held on April 22, 2025, shareholders agreed to maintain the monthly fee of each director of the Bank at UF 250 (US$11,207). For the Chairman of the Board, the fee was maintained at UF 500 (US$22,054). For the Vice Chairmans, fees were kept at UF 375 (U.S.$16,541). Likewise, the fees for serving on one or more committees, other than the Audit Committee, were set at UF 30 (U.S.$1,323) per session attended be paid. For the Chairman of each committee, the fee payable will be UF 60 (U.S.$2,646) and the for the Vice-Chairman of each committee the fee payable will be UF 45 (U.S.$1,984.5).
With respect to the members of the Integral Risk Committee, which meets twice per month, their compensation was established at UF 15 (US$662) for each session attended. The Chairman of this Committee shall receive double the aforementioned amount. The maximum fee shall be limited to two sessions per month.
With respect to the compensation of the members of the Audit Committee, Article 50 bis of the Corporations Law provides that, for the performance of such duties, they shall be entitled to additional remuneration of not less than one third of the fees to which they are entitled as regular directors. In light of the foregoing, it is proposed to maintain in the case of the Chairman of the Audit Committee, shall be entitled to a fee of UF 230 (US$10,145), and the remaining directors who serve on the Audit Committee will be entitled to a fee of UF 115 (US$5,072) for the other directors who serve on it, per attendance at each session, subject to a maximum of one session per month.

The provisions set forth above are without prejudice to any amounts that may be paid to directors for specific advisory services in matters within their respective areas of expertise. For the year ended December 31, 2025, we did not make any such payments to our directors.
Santander-Chile and its affiliates have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis.
Share-based compensation (settled in cash)
In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period. For the years ended December 31, 2025, 2024 and 2023 share-based compensation amounted to Ch$1,805, a reversal of Ch$825 million and Ch$2,119 million, respectively. Some of the executives that qualified for this benefit left the bank, without complying with the requirements to receive the benefit, therefore the obligation amount decreased, which generated the reversal of provisions in 2024.
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
If the working relationship between the executive and the company ends, before she fulfills the above mentioned requirements, she will have no rights under this benefit plan. In the event of the executive’s death or total or partial disability, the executive or her family will be entitled to receive this benefit. The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company. Plan Assets owned by the Bank at the end of 2025 totaled Ch$ 3,462 million, (Ch$4,107 million in 2024). The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:
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

	Plans post-employment 2025	Plans post-employment 2024
Mortality chart	RV-2014	RV-2014
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Assets related to the pension fund contributed by the Bank into the Zurich insurance company with respect to defined benefit plans are presented as net of associated commitments. Activity for post-employment benefits is as follows:

	As of December 31,
	2025	2024

	(in millions of Ch$)
Plan assets	3,462	4,107
Commitments for defined-benefit plans:
For active personnel	(2,769)	(3,138)
Incurred by inactive personnel		—
Minus:
Unrealized actuarial (gain) losses		—
Balances at year end	693	969
Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2025	2024	2023

	(in millions of Ch$)
a) Fair value of plan assets
Opening balance	4,107	5,260	8,224
Expected yield of insurance contracts	151	574	640
Employer contributions	1,277	1,308	995
Benefits paid	(2,073)	(3,035)	(2,659)
Fair value of plan assets at year end	3,462	4,107	7,200
b) Present value of obligations
Opening balance	(3,138)	(5,027)	(7,551)
Service cost	283	1,889	873
Present value of obligations at year end	(2,855)	(3,138)	(6,678)
Net balance at year end	607	969	522
Plan expected profit:

	As of December 31,
	2025	2024	2023
Type of expected yield from the plan’s assets	UF + 2.50% annually	UF + 2.50% annually	UF + 2.50% annually
Type of yield expected from the reimbursement rights	UF + 2.50% annually	UF + 2.50% annually	UF + 2.50% annually
Plan associated expenses:

	For the years ended December 31,
	2025	2024	2023

	(in millions of Ch$)
Current period service expenses	283	1,889	1,250
Expected yield from plan’s assets	151	574	539
Total	434	2,463	1,789

C.Board Practices
Audit Committee
The Audit Committee (Comité de Directores y Auditoría) is comprised of three independent members of the Board of Directors and the Committee Secretary is Orlando Poblete. The Chief Executive Officer, General Counsel, Financial Controller, General Auditor and other Executive Vice Presidents and managers of the Bank can be invited to the meetings if necessary and are present when discussing specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the independent registered public accounting firm and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.
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
•Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.
•Informing the Board of Directors of accounting changes and their effects.
The Board members of this committee are:

Board member	Position in Committee
Rodrigo Vergara	Chairman
Felix de Vicente	Member
Orlando Poblete	Member
Juan Pedro Santa	Secretary

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
This Committee includes six Board members. This committee also includes the Chief Executive Officer, the Director of Risk and other senior level executives from the risk and commercial side of our business. The Board members of this committee are:

Board member	Position in Committee
Felix de Vicente	Chairman
Claudio Melandri	Member
Félix de Vicente	Member
Blanca Bustamante	Member
María Olivia Recart	Member
Juan Pedro Santa María	Member
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

Board member	Position in Committee
Rodrigo Vergara Montes	Chairman
Claudio Melandri	Member
María Olivia Recart	Member
Félix de Vicente	Member
Alfonso Gomez Morales	Member
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
Management Appointment Committee
The Management Appointment Committee oversees the revision and application of policies and procedures of roles defined as “key positions” and also the review of other positions within the organization in general. The members of this committee are the following:

Board member	Position in Committee
Blanca Bustamante	Chairman
Claudio Melandri	Member
Rodrigo Vergara Montes	Member
Remuneration Committee
The Remuneration Committee reviews the documentation referring to the evaluation and remuneration of roles defined as “key positions” and other members of the organization in general. The members of this committee are the following:

Board member	Position in Committee
Alfonso Gómez	Chairman
Orlando Poblete	Member
Claudio Melandri	Member

D.Employees
As of December 31, 2025, on a consolidated basis, we had 8,526 employees: 7,887 of whom were bank employees and 639 of which were employees of our subsidiaries or employees of entities controlled by the Bank through other considerations. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of us and our subsidiaries, 6,280 or 73.7% were unionized.
In December 2023, a new collective bargaining agreement was signed with the main unions ahead of schedule, which becomes effective as of September 1, 2024 and which expires on December 31, 2027. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of December 31, 2025
Executives	246
Supervisors	855
Professionals	5,869
Administrative	1,556
Total	8,526
E.Share Ownership
No director or executive officer owns more than 1% of the shares of Santander-Chile as of December 31, 2025. Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities of Santander-Chile to them. In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. See “Item 6—Directors, Senior Management and Employees—Compensation” for more details.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., which are controlled subsidiaries. Santander Spain has control over 67.18% of our shares.

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
The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at December 31, 2025, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchange and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile as of December 31, 2025 on the Chilean Stock Exchange was Ch$13,398,520 million and U.S.$14,656 million on the NYSE. As of December 31, 2025, Santander-Chile had 10,861 holders of its ordinary shares registered in Chile, including The Bank of New York Mellon as Depositary (the “Depositary”) of Santander-Chile’s ADS Program.

Other than the information disclosed in this section, there are no arrangements to the knowledge of Santander-Chile that can result in a change of control of Santander-Chile. As of December 31, 2025, there were a total of 23 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.
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

	As of December 31,
	2025				2024				2023
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other	Group entities	Assoc-iates entities	Key personnel	Other

	(in millions of Ch$)				(in millions of Ch$)				(in millions of Ch$)
Loans and accounts receivable
Commercial loans	954,031	7	2,360	752,827	922,232	23,570	2,557	875	750,419	49,284	3,272	978
Mortgage loans	—	—	31,860	—	—	—	33,179	—	—	—	29,809	—
Consumer loans	—	—	3,471	—	—	—	3,729	—	—	—	6,388	—
Loans and accounts receivable	954,031	7	37,691	752,827	922,232	23,570	39,465	875	750,419	49,284	39,469	978
Allowance for loan losses	(917)	—	(361)	(1,539)	(809)	(28)	(498)	—	(1,037)	(50)	(361)	(19)
Net loans	953,114	7	37,330	751,288	921,423	23,542	38,967	875	749,382	49,234	39,108	959
Guarantees	—	—	—	—	1,031	—	31,489	110	1,032	—	31,489	115
Contingent loans
Personal guarantees	—	—	—	—	—	—	—	—	—	—	—	—
Letters of credit	—	—	—	—	9,787	—	—	—	1,960	—	—	—
Guarantees	30,295	—	—	973	20,313	—	—	394	438	—	—	343
Contingent loans	30,295	—	—	973	30,100	—	—	394	2,398	—	—	343
Allowance for contingent loans	(25)	—	—	(25)	(21)	—	—	(8)	(4)	—	—	—
Net contingent loans	30,270	—	—	948	30,079	—	—	386	2,394	—	—	343

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
We are not aware of any loans to any related parties exceeding the above lending limits.
The table below shows all other assets and liabilities with related parties:

	As of December 31,
	2025				2024				2023
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other

	(in millions of Ch$)
Assets
Cash and deposits in banks	92,598	—	—	—	162,452	—	—	—	666,062	—	—	—
Financial assets at FVTPL
Financial derivative contracts	960,521	20,155	—	—	1,120,543	11,134	—	—	967,020	267,679	—	—
Other assets	664,461	812,210	—	—	885,307	686,884	—	—	686,950	550,400	—	—

Liabilities
Financial liabilities at FVTPL
Financial derivative contracts	1,282,113	16,830	—	15,043	1,757,184	13,143	—	—	1,255,740	370,314	—	—
Financial liabilities at amortized cost
Deposits and other demand liabilities	28,885	1,403	5,215	67,338	28,446	1,007	3,260	407	54,033	1,272	3,833	502

Time deposits and other time liabilities	200,929	—	5,139	12,760	140,475	—	4,996	69	145,649	—	9,894	1,589
Obligations under repurchase agreements	187,074	—	196,411	—	265,474	—	—	—	129,321	—	—	—
Interbank borrowing	119,089	—	—	—	85,325	—	—	—	33,693	—	—	—
Issued debt instruments	876,075	—	—	—	941,320	—	—	—	1,081,123	—	—	—
Other financial liabilities	108,084	684,448	—	—	236,998	664,461	—	—	257,915	435,093	—	—
Other transactions with related parties
During the years ended December 31, 2025, 2024 and 2023, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	As of December 31,
	2025				2024				2023
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other

	(in millions of Ch$)
Interest income and inflation-indexation adjustments	(21,891)	119	1,854	507	(9,081)	2,581	2,133	71	(45,542)	1,471	1,717	(41)
Fee and commission income and expenses	208,204	(40,746)	181	8,623	170,996	(63,150)	208	21	176,603	87,987	250	24
Net income (expense) from financial operations and net foreign exchange gain (loss)(1)	(253,437)	(23,732)	—	—	329,701	134,224	—	—	233,651	(162,980)	—	—
Other operating income and expenses	21,210	(383)	—	—	3,755	(588)	—	—	964	(734)	—	—
Key personnel compensation and expenses	—	—	(47,241)	—	—	—	(41,598)	—	—	—	(43,941)	—
Administrative and other expenses	(109,924)	(4,837)	—	—	(123,221)	(4,677)	—	—	(95,561)	(1,120)	—	—
Total	(155,838)	(69,579)	(45,206)	9,130	372,150	68,390	(39,257)	92	270,115	(75,376)	(41,974)	(17)
(1)Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.
Only transactions with related parties equal to or greater than UF5,000 (U.S.$220,542) are included individually in the table above. Transactions with related parties between UF1,000 (U.S.$44,108) and up to UF5,000 are included in other transactions with related parties. All transactions were conducted at arm’s length.
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
Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of the date of the Audited Consolidated Financial Statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2025, the Bank has provisions for these legal actions of Ch$3,933 million (Ch$3,928 million as of December 31, 2024), which are included in “Provisions” in the Audited Consolidated Statements of Financial Position as provisions for contingencies.
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
The Depositary, on behalf of ADS holders, may access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADS holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001, the Central Bank deregulated the Exchange Market and eliminated the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange Market.
The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend (Ch$ millions)(1)	Dividend (U.S.$ millions)(2)	Per share (Ch$/share)(3)	Per ADS (U.S.$/ADS)(4)	over earnings(5)%	over earnings(6)
2022	$464,977	$548.60	$2.47	$1.16	60	55
2023	$485,191	$610.10	$2.57	$1.30	60	61

2024	$347,483	$352.80	$1.84	$0.75	70	60
2025	$600,336	$609.45	$3.19	$1.29	70	70
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
B.Plan of Distribution
Not applicable
C.Markets
Shares of our common stock are traded on the Chilean Stock Exchange. Each ADS represents 400 shares of common stock. ADRs have been issued pursuant to the amended and restated deposit agreement dated as of August 4, 2015. As of December 31, 2025, 24,950,555 ADSs were outstanding equivalent to 9,980,222,071 shares of common stock or 5.30% of the total number of issued shares of common stock.
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
D.Exchange Controls
The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Appropriate registration of a foreign investment in Chile grants the investor access to the Formal Exchange Market. Foreign investments can be registered with the Central Bank under the Central Bank Act. The Central Bank Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be amended. Since April 18, 2001, all exchange controls in Chile have been eliminated.

Law No. 20,848, which was enacted in June 2015 established a framework for foreign direct investment in Chile. Pursuant to this law, foreign investors shall have the right to access the Formal Exchange Market to settle the foreign currency constituting their investment. Similarly, foreign investors shall be allowed access to the Formal Exchange Market to acquire the foreign currency necessary to remit their invested capital or the profits from their investment, subject to prior payment of all their tax obligations in Chile. The exchange rate applicable for the settlement or acquisition of foreign currency in the Formal Exchange Market shall be freely agreed upon by the parties involved.
International exchange transactions arising from investments made in accordance with Law No. 20,848 shall be subject to the jurisdiction of the Central Bank of Chile, in accordance with the provisions of Central Bank Act and other special laws.
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

Taxation of Capital Gains

Gain realized on the sale, exchange, or other disposition by a Foreign Holder of ADSs will not be subject to Chilean taxation, provided that such sale or disposition occurs outside Chile and the depositor is also a foreign party. The deposit and withdrawal of shares of common stock in exchange for ADSs will not be subject to any Chilean taxes.

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
Subject to applicable limitations that may vary depending upon your circumstances, Chilean taxes withheld from cash dividends on shares of our common stock or ADSs, reduced by the credit for any CIT, as described above under “—Chilean Taxation—Taxation of Dividends,” might be creditable against your U.S. federal income tax liability. On December 28, 2021, new Treasury Regulations pertaining to foreign tax credits (the “Final Treasury Regulations”) were released that impose significant new limitations on the non-U.S. taxes (including withholding taxes) for which a foreign tax credit can be claimed. Corrections with respect to the Final Treasury Regulations were published on July 27, 2022, and the IRS has released a series of notices, most recently on December 11, 2023, which modify and, in some cases, indefinitely defer the application of certain aspects of the Final Treasury Regulations. We have not determined whether these limitations will prevent a U.S. holder from claiming a foreign tax credit with respect to any withholding tax imposed on dividends on ADSs or shares of our common stock. As discussed above, the U.S.-Chile Double Tax Treaty entered into force on December 19, 2023. During periods of its applicability, Chilean income taxes withheld from dividends on shares of our common stock or ADSs in excess of the rate provided in the U.S.-Chile Double Tax Treaty will not be creditable by a U.S. holder who is eligible for the benefits of the U.S.-Chile Double Tax Treaty. The rules governing foreign tax credits, including the Final Treasury Regulations, are complex and you should consult your tax advisers to determine whether they may limit your ability to make effective use of foreign tax credits. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

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
Passive Foreign Investment Company Rules
Based on proposed Treasury regulations (the “Proposed Regulations”), including those which are proposed to be effective for taxable years beginning after December 31, 1994 (and on which taxpayers may currently rely pending finalization), we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2025. However, since the Proposed Regulations may not be finalized in their current form and since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, and, if more recently proposed Treasury regulations are finalized in their current form, the location of activities that produce active banking income and the location of our customers, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held an ADS or a share of our common stock, certain adverse tax consequences could apply to you.
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

If we were to be treated as a PFIC in any taxable year, a U.S. holder may be required to file reports with the IRS containing such information as the Treasury Department may require.
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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
The documents concerning us which are referred to in this Annual Report may be inspected at our offices at Bandera 140, 20th floor, Santiago, Chile. We are subject to the information reporting requirements of the Exchange Act, except that, as a foreign issuer, we are not subject to the proxy rules or the short-swing profit and disclosure rules of the Exchange Act. The SEC maintains a website on the Internet at https://www.sec.gov that contains reports and information statements and other information about us. The reports and information statements and other information about us can be downloaded from the SEC’s website or our investor relations website https://ir.santander.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this Annual Report.
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
The following table summarizes our net losses from operational risks in 2025 compared to 2024.

	As of December 31,		% Change
	2025	2024	2025/2024

	(Ch$ millions)
Net losses from operational risks
Fraud	34,929	7,633	357.6%
Labor related	3,459	4,969	(30.4)%
Client / product related	91	559	(83.7%)
Damage to fixed assets	295	345	(14.5%)
Business continuity / Systems	274	178	53.9%
Processing	2,122	4,950	(57.1%)
Total	41,170	18,634	120.9%
In 2025, the 120.9% increase in operational-related losses was mainly due to higher fraud expenses. The adoption of digital banking and recent regulatory changes have led to a relevant increase in fraud expenses. In 2023 gross fraud related expenses amounted to Ch$ 7,202 million, while in 2024 this increased to Ch$ 33,786 million and Ch$ 41,496 million in 2025. The rapid increase in fraud cases in the first half of 2024 led to improvements in the existing Chilean fraud Law in May 2024 pursuant to Law No. 21,637, which addressed some of the imbalances previously caused by changes enacted in 2020. Among other adjustments, the amendment modified the procedures that users must follow to request the reimbursement of funds associated with claims for unauthorized transactions, requiring a sworn statement and the filing of a complaint with the competent authorities. In addition, the timeframes for such reimbursement were extended. The credit card issuer continues to be responsible for both transactions carried out after the customer reports the fraud as well as for unauthorized transactions. Furthermore, the Bank is also liable for other types of fraud, such as financial scams. With these more stringent requirements in place the Bank recognized lower recoveries from fraud claims in 2025 compared to 2024.
In response to the increase in fraud, we have limited the exposure of our clients to credit card fraud through education, insurance coverage, marketing campaigns, daily transfer amount limits, chip technology, improved ATM software, and other technological improvements, Despite these initiatives and investments, the continuous evolution of fraud techniques that affect our clients and subsequently the Bank continues to be a material source of operational loss.
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
Business Continuity Management: Ensuring the realization of critical process during contingencies
The Bank has a Business Continuity Management System, which covers the entire organization in order to ensure the execution of the activities that may cause significant negative impacts (operational, reputation, consumer services, legal and operational losses) to the organization. The Non-financial Risk Department, through the Operational Resilience Risk Department (BCM specialized area, as part of the second line of defense), leads the control and implementation of the model and policies defining the roles and responsibilities of each line of defense, where the first line of defense has a main role that involves the identification of their process, the business impact analysis of each risk according to the methodology, the preparation of business continuity plans and strategies to respond to each contingency scenario and ensure the realization of the critical processes, the testing and continuous updating of the information to secure the resources needed (at least annually).
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
Role of Santander Group’s Global Risk Division: Operational Risk
In matters regarding operational risk, Santander Global Risk Department’s role is to define certain global policies, guidelines and procedures regarding operational risk.. The Risk Control Committee reviews relevant matters from the different Santander units that may impact operational risk.
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
The main decisions that relate to market risk for the Bank and the limits regarding market risk are made in the Asset and Liability Committee. The measurement and oversight of market risks is performed by the Market Risk Department. Santander-Chile’s governance rules have established the Asset and Liability Committee to monitor and control market risks.
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
4.Market Risk: Quantitative Disclosure
Impact of Inflation
Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$39,727.96 as of December 31, 2025, Ch$38,416.69 as of December 31, 2024, and Ch$36,789.36 as of December 31, 2023. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition, and results of operations. Negative inflation rates also negatively impact on our results. Inflation measured as the annual variation of the UF was 3.4% in 2025, 4.4% in 2024, and 4.8% in 2023. There can be no assurance that Chilean inflation will not change significantly from the current level.
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
•Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. This gap's size is limited by internal and regulatory guidelines to avoid excessive potential losses due to strong shifts in interest rates or inflation. To keep this duration gap below internal and regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. The loss from the swaps taken to hedge mainly for inflation and interest rate risk, and included in net interest income, totaled a loss of Ch$236,523 in 2025, a loss of Ch$535,558 million in 2024, and a loss of Ch$1,147,193 million in 2023. The lower losses in 2025 were mainly due to lower short-term interest rates and inflation in 2025 compared to 2024. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$7,403,454 million in 2025, Ch$7,518,560 million in 2024 and, Ch$6,875,280 million in 2023. Therefore, our sensitivity to a 100-basis point shift in UF inflation considering our average gap in 2025 would be approximately Ch$74 billion.
The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was as follows:

	As of December 31,			% Change
	2025	2024	2023	2025/2024	2024/2023

	(in millions of Ch$)
Impact of inflation on net interest income
Results from UF GAP(1)	253,849	323,751	321,698	(21.6%)	0.6%
Annual UF inflation	3.4%	4.4%	4.8%
(1)UF GAP is net interest income from asset and liabilities denominated in UFs and includes the results from hedging the size of this gap via interest rate swaps.
The lower result from UF inflation in 2025 when compared to 2024 was mainly due to the lower UF inflation in 2025 compared to 2024.
Interest Rates
Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.” The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Our Financial Management Division usually seeks to maintain liabilities with an average duration that is shorter than that of our assets, including through the use of derivatives, in order to hedge against sudden or rapid falls in the inflation rate, which in general triggers a reduction in short-term rates. Therefore, when short term interest rates fall, our net interest margin is usually positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation—Peso-denominated assets and liabilities.” An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest-bearing liabilities. A flattening of the yield curve, i.e. long-term rates falling quicker than short-term rates, negatively affects our margins by lowering loan yields at a greater pace than deposits costs. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.
We also maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are non-interest bearing and are not indexed to inflation, the higher percentage of our funding that comes from this source positively impacts our net interest margin as interest rates or inflation rises and vice-versa. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 31.3%, 30.7% and 29.0% for the years ended December 31, 2025, 2024 and 2023, respectively.
As of December 31, 2025, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2025	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	(in millions of Ch$)
Financial assets
Cash and deposits in banks	1,975,644	—	—	—	—	—	—	1,975,644
Cash items in process of collection	1,185,633	—	—	—	—	—	—	1,185,633
Financial assets for trading at FVTPL
Financial derivative contracts and hedge contracts(1)	—	725,018	1,132,620	1,892,284	2,207,019	2,031,532	3,152,496	11,140,969
Debt financial instruments	—	—	41,834	—	254,684	227,280	190,830	714,628
Financial assets at FVOCI
Debt financial instrument	—	180,132	39,849	390,071	1,762,028	961,933	264,353	3,598,366
Other financial instruments	1,784	8,062	16,124	36,604	55,639	16,972	161,064	296,249
Financial assets at amortized cost(2)
Rights under repurchase agreements	—	428,146	—	—	—	—	—	428,146
Debt financial instruments	—	—	—	—	2,594,154	2,603,922	328,311	5,526,387
Interbank loans	68,106	36	36	—	—	—	—	68,178
Loans and account receivable from customers	1,447,642	2,918,149	2,969,942	5,546,646	8,715,192	4,661,794	14,605,337	40,864,702
Guarantee deposits (margin accounts)	2,075,671	—	—	—	—	—	—	2,075,671
Total financial assets	6,754,480	4,259,543	4,200,405	7,865,605	15,588,716	10,503,433	18,702,391	67,874,573

Financial liabilities
Cash items in process of being cleared	1,068,216	—	—	—	—	—	—	1,068,216
Financial liabilities for trading at FVTPL
Financial derivative contracts and hedge contracts(1)	—	789,194	1,274,609	2,113,806	2,414,508	1,745,432	3,162,475	11,500,024
Financial liabilities at amortized cost
Deposits and other demand liabilities	14,075,590	—	—	—	—	—	—	14,075,590
Time deposits and other time liabilities	—	7,731,868	3,692,751	4,601,006	435,105	322	32,731	16,493,783
Obligations under repurchase agreements	—	2,180,874	574,369	—	—	—	—	2,755,243
Interbank borrowings	28,266	289,677	275,757	1,949,788	659,092	223,890	7,767	3,434,237
Issued debt instruments(3)	—	45,980	676,736	1,642,349	1,995,136	1,205,230	2,133,669	7,699,100
Other financial liabilities	—	224,321	—	—	—	—	—	224,321
Lease liabilities	—	—	—	6,629	14,751	11,276	7,993	40,649
Regulatory capital instrument	—	—	—	202,169	124,099	181,378	1,440,847	1,948,493
Guarantees received (margin accounts)	1,541,061	—	—	—	—	—	—	1,541,061
Total financial liabilities	16,713,133	11,261,914	6,494,222	10,515,747	5,642,691	3,367,528	6,785,482	60,780,717
(1)Includes derivative contracts for trading purposes and hedge derivatives contracts.
(2)Debt financial instruments, Interbank loans and loans and accounts receivable from customer are presented on a gross basis, the related allowance are Ch$1,145 million, Ch$2 million and Ch$1,222,456 million, respectively.
(3)Includes Subordinated bonds for Ch$1,948,493 million which is presented as Regulatory capital financial instruments.

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2025, 2024 and 2023, in each case together with the related average nominal interest rates paid thereon.

	2025			2024			2023
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
Interest-bearing liabilities
Savings accounts	246,969	0.4%	3.2%	204,486	0.3%	4.5%	190,469	0.3%	3.6%
Time deposits	16,819,761	24.7%	4.6%	18,333,279	26.6%	7.4%	16,392,793	23.6%	7.4%
Central Bank borrowings	—	—%	—%	2,227,144	3.2%	5.1%	5,773,345	8.3%	12.2%
Repurchase agreements	2,189,070	3.2%	4.9%	567,006	0.8%	9.1%	779,214	1.1%	7.2%
Mortgage finance bonds	71	0.0%	5.6%	455	0.0%	11.4%	2,063	0.0%	9.3%
Commercial paper	837,704	1.2%	4.9%	639,541	0.9%	6.0%	613,212	0.9%	5.8%
Other interest bearing liabilities	17,155,876	25.2%	5.1%	14,707,545	21.3%	8.0%	14,920,208	21.5%	8.7%
Subtotal interest-bearing liabilities	37,249,451	54.6%	4.9%	36,679,456	53.2%	6.3%	38,671,304	55.6%	8.6%
Non-liabilities
Non-interest bearing deposits	10,837,345	15.9%		11,317,733	16.4%		11,099,866	16.0%
Derivatives	11,497,964	16.9%		11,710,435	17.0%		10,937,411	15.7%
Other non-interest bearing liabilities	3,011,037	4.4%		4,162,306	6.0%		4,108,850	5.9%
Shareholders’ equity	5,584,350	8.2%		5,028,887	7.3%		4,720,294	6.8%
Subtotal non-interest bearing liabilities and equity	30,930,696	45.4%		32,219,361	46.8%		30,866,421	44.4%
Total liabilities	68,180,147	100.0%		68,898,817	100.0%		69,537,725	100.0%
Foreign exchange fluctuations
The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The exchange rate appreciated 9.4% in 2025, depreciated 13.7% in 2024 and depreciated 2.9% in 2023.
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
In general, the Bank is not permitted, due to guidelines set by the ALCO, to open a meaningful gap in foreign currency. Any significant difference between the spot asset position and the spot liability position in foreign currency is usually hedged using forwards and cross-currency swaps. Any remaining foreign currency risk is included as part of the trading portfolio We set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position, which is equivalent to the maximum differential allowed between assets and liabilities in foreign currencies, including hedging of this gap. The limit on the size of the net foreign currency position is determined by the Market Committee and is calculated and monitored by the Market Risk Department. As of December 31, 2025, this was equal to U.S.$350 million.
This limit in various other currencies is as follows:

Currency	Limit
(in millions of U.S.$)
U.S. dollars	350
Euros	110
Yen	27
British pound	20
Mexican peso	30
Brazilian real	30
Colombian peso	30
Peruvian sol	20
Other European currencies	30
Other Latin American currencies	30
Other currencies	47.5
Total Limit	350
Foreign currency risk included in the trading portfolio is also measured and controlled using VaR. The average VAR of our foreign currency position was U.S.$1.04 million in 2025. The translation gains or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.
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
The Bank relies on demand deposits from Retail, Middle-Market and Corporate clients, obligations to banks, debt instruments, and time deposits as its main sources of funding. Our most important source of funding is our deposits. Average time deposits plus average non-interest bearing demand deposits represented 40.6% of our average total liabilities and shareholders’ equity in 2025. As of December 31, 2025, the Bank’s top 20 time deposits represented 20.0% of total time deposits, or 4.8% of total liabilities and equity. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.
Although most obligations to banks and debt instruments mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short–term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management. We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring higher funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.
Liquidity risk management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated. The ALCO now uses as its liquidity portfolio those defined by the FMC and the Central Bank, which are in line with those established in BIS III. As of December 31, 2025, and 2024, the breakdown of the Bank’s liquid assets by levels was the following:

	December 31, 2025	December 31, 2024

	(Ch$ million)
Balance as of:
Cash and cash equivalent	1,904,994	2,416,812
Level 1 liquid assets(1)	6,227,856	7,241,318
Level 2 liquid assets(2)	3,163	4,517
Total liquid assets	8,136,014	9,662,647
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

	December 31, 2025	December 31, 2024
	(Ch$ million)	(Ch$ million)
Average balance as of:
Cash and cash equivalent	1,828,528	1,732,701
Level 1 liquid assets(1)	6,476,798	6,236,963
Level 2 liquid assets(2)	3,660	5,217
Total liquid assets	8,308,986	7,974,881
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
The Central Bank and our ALCO also requires us to comply with the following liquidity limits:
•Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. This liquidity ratio per Chilean regulations cannot be lower than 100%. As of December 31, 2025, this indicator for Banco Santander Chile was 187.7%
•Net Stable Funding Ratio (NSFR) which measures a bank’s stable funding sources over required stable needs. Beginning in 2022, Chilean banks must have a minimum NSFR ratio of 60% with a gradual phase-in which will reach 100% by 2026. As of December 31, 2025, this indicator for Banco Santander Chile was 115.1% in compliance with the local regulatory limit.
•The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2025 the liabilities with a maturity of less than 30 days in foreign currency were greater than our assets in foreign currency with a maturity of less than 30 days at a level equivalent to 9% of our capital, thus resulting in our compliance.
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
We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2025, 2024 and 2023 we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.
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
We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. Also, a maximum VaR limit was established that can be applied over the trading portfolio. The average VaR as of December 31, 2025 was U.S.$1.67 million, which is below the total limit. The high, low, and average levels for each component and each year below were as follows:

Consolidated	2025	2024	2023

	(in millions of U.S.$)
VaR
High	2.87	4.06	6.23
Low	1.05	1.47	2.73
Average	1.67	2.40	4.41

Fixed-income investments
High	2.83	3.33	5.78
Low	0.96	1.41	2.75
Average	1.36	2.23	4.20

Variable-income investments
High	—	—	—

Low	—	—	—
Average	—	—	—

Foreign currency investments
High	2.62	3.93	4.82
Low	0.16	0.18	0.17
Average	1.04	1.55	1.14
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
Limitations of the sensitivity models
The most important assumption is using a parallel shift of the nominal yield curve of 100bp in 2025, 2024 and 2023 (57 basis points for real rates (UF)). Santander Spain Global Risk Department has also established comparable limits by country, to be able to compare, monitor and consolidate market risk by country in a realistic and orderly way.
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
Market Risk – Financial management portfolio – December 31, 2025, 2024 and 2023:

	2025		2024		2023
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	175,196	370,271	138,957	373,566	124,904	353,718
High	9,968	186,784	49,174	170,622	79,657	173,389
Low	11,605	96,459	482	87,335	41,151	88,382
Average	703	131,800	20,482	136,617	62,740	133,464

Financial management portfolio – foreign currency (in thousands of U.S.$)
Loss limit	40,531	180,138	178,937	198,819	157,400	174,899
High	9,586	68,145	13,104	61,137	17,775	91,935
Low	—	—	442	47,615	227	53,436
Average	1,099	20,534	5,169	53,651	9,718	70,397

Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	175,196	370,271	138,957	373,566	124,904	353,718
High	27,182	348,027	46,970	357,867	75,816	283,550
Low	4,600	237,954	—	279,293	34,663	246,664
Average	13,044	273,792	19,678	311,333	64,477	268,776
Market risk –Regulatory method
The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2025. According to FMC regulation, the short-term exposure to interest rate risk and inflation risk as a percentage of net interest and inflation income and net fee income sensitive to interest rates, accumulated in the last 12 months, should not exceed a limit established by the Bank’s Board. The Board set a limit equal to 55% of net income from interest and inflation and net income from fees sensitive to interest rates. Furthermore, long-term exposure to interest rates for the banking book as a percentage of regulatory capital should not exceed a limit established by the Bank’s Board. The Board set this limit at 35% of the Bank’s regulatory capital. Nonetheless, the FMC can lower limits at their discretion as part of its supervisory authority over the risk management of the Bank.

As of Dec 31,
2025
Ch$mn
Market risk – short-term financial management portfolio
Short Term Exposure to Interest Rate Risk	101,913
Exposure to Inflation Risk	153,766
Short-term exposure of financial management portfolio	255,679
Limit = 55% net (net income from interest and inflation+ interest rates sensitive commissions)	1,008,348
Available margin	752,669
Market risk – long-term financial management portfolio
Long Term Exposure to Interest Rate Risk	728,870

Limit = 35% Regulatory capital	2,466,563
Available margin	1,737,693
Trading book
Exposure to interest rate risk	565,138
Exposure to currency risk	4,484
Interest rate option risk	-
Currency option risk	1,896
Total exposure of trading portfolio	571,518
Banking book
Short Term Exposure to Interest Rate Risk	101,913
Exposure to Inflation Risk	153,766
Long Term Exposure to Interest Rate Risk	728,870
Total exposure of banking book	984,549
Derivative activities
At December 31, 2025, 2024 and 2023, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. Notional amounts are not recorded on the balance sheet. Banks must mark-to-market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The FMC recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.
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
In order to reduce the credit risk in its derivative contracts, the Bank has entered into Credit Support Annex (CSA) agreements with the majority of its counterparties, which include obligations to post daily cash collateral. The majority of the agreements include an obligation to post collateral with a threshold amount of zero. In the table below we identify those contracts with CSA and breakdown the fair value of our derivative portfolio by collateral threshold requirements for 2025 and 2024.

	Fair value of derivative contracts
	2025		2024
	Assets	Liabilities	Assets	Liabilities
Derivative contracts with zero threshold collateral amount in CSA	1,985,631	1,433,944	1,840,673	1,594,111
Derivative contracts without CSA agreements	9,155,338	10,066,080	11,312,725	11,459,307
Total	11,140,969	11,500,024	13,153,398	13,053,418
We classify some of our derivative financial instruments as being financial assets held for trading, due to the guidelines from the FMC. We enter into derivative contracts with some clients who seek hedging instruments. However, substantially all of our derivatives are not actually used for speculative purposes or trading.

As of December 31, 2025, the Bank held the following portfolios of financial assets and liabilities derivative contracts for trading at fair value through profit and loss:

	As of December 31, 2025
	Notional amount
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets
Currency forward	—	25,231,549	17,959,495	27,913,502	6,971,335	2,517,760	1,663,646	82,257,287	2,055,569
Interest rate swaps	—	13,947,595	29,006,667	30,995,890	20,723,603	16,894,592	31,276,092	142,844,439	1,332,806
Cross currency swaps	—	1,434,261	5,123,374	13,944,592	20,763,957	15,684,701	24,426,683	81,377,568	7,489,381
Call currency options	—	22,061	23,401	56,923	—	—	—	102,385	1,039
Put currency options	—	39,178	3,415	5,239	—	—	—	47,832	982
Total	—	40,674,644	52,116,352	72,916,146	48,458,895	35,097,053	57,366,421	306,629,511	10,879,777

	As of December 31, 2025
	Notional amount
	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Liabilities
Currency forward	—	23,750,958	20,824,030	27,092,792	5,136,179	1,136,565	700,706	78,641,230	2,173,004
Interest rate swaps	—	16,930,774	20,745,410	35,069,132	21,274,251	15,793,974	29,527,648	139,341,189	1,134,840
Cross currency swaps	—	1,172,436	4,049,436	10,566,265	19,536,479	12,329,038	22,921,210	70,574,864	7,276,583
Call currency options	—	27,767	47,768	25,958	—	—	—	101,493	491
Put currency options	—	56,787	73,951	73,075	—	—	—	203,813	2,390
Total	—	41,938,722	45,740,595	72,827,222	45,946,909	29,259,577	53,149,564	288,862,589	10,587,308
As of December 31, 2024, the Bank holds the following the Bank holds the following portfolios of financial assets and liabilities derivative contracts for trading at fair value through profit and loss:

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
As of December 31, 2025 and 2024 the Bank holds the following portfolio of derivative instruments for hedging purposes:

	As of December 31, 2025
	Notional amount								Fair value
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives
Interest rate swaps	—	—	—	175,000	2,075,449	752,638	180,138	3,183,225	580	103,009
Cross currency swaps	—	208,960	836,741	3,432,758	2,185,078	1,142,547	2,069,995	9,876,079	202,632	421,620
Subtotal	—	208,960	836,741	3,607,758	4,260,527	1,895,185	2,250,133	13,059,304	203,212	524,629

Currency forwards	—	272,306	311,863	1,076,376	—	—	—	1,660,545	5,843	20,706
Cross currency swaps	—	589,136	1,673,048	3,546,146	3,814,876	2,844,561	553,938	13,021,705	52,137	367,381
Subtotal	—	861,442	1,984,911	4,622,522	3,814,876	2,844,561	553,938	14,682,250	57,980	388,087
Total	—	1,070,402	2,821,652	8,230,280	8,075,403	4,739,746	2,804,071	27,741,554	261,192	912,716

	As of December 31, 2024
	Notional amount								Fair value
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives
Interest rate swaps	—	—	—	2,047,050	1,153,300	543,000	397,640	4,140,990	40,062	78,329
Cross currency swaps	—	841,009	224,877	2,093,135	3,127,813	1,177,983	1,436,626	8,901,443	462,924	243,723
Subtotal	—	841,009	224,877	4,140,185	4,281,113	1,720,983	1,834,266	13,042,433	502,986	322,052
Cash flow hedge derivatives
Currency forwards	—	149,115	160,050	1,861,085	—	—	—	2,170,250	65,196	—
Cross currency swaps	—	889,661	1,989,477	3,491,191	7,437,766	528,886	1,153,235	15,490,216	275,446	576,342
Subtotal	—	1,038,776	2,149,527	5,352,276	7,437,766	528,886	1,153,235	17,660,466	340,642	576,342
Total	—	1,879,785	2,374,404	9,492,461	11,718,879	2,249,869	2,987,501	30,702,899	843,628	898,394
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B. Warrants and Right
Not applicable.

C. Other Securities
Not applicable.
D. American Depositary Shares
Our Depositary as of August 5, 2025 is JP Morgan Chase Bank, NA, with its principal executive office located at 270 Park Avenue, Floor 8, New York, N.Y. 10017.
Each ADS represents the right to receive 400 shares of Common Stock without par value.
Charges of Depositary
The Depositary may charge, and collect from, (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in paragraph (10) (Distributions on Deposited Securities)), issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities, and (ii) each person surrendering ADSs for withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason, a fee of up to U.S.$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a Share Distribution or elective distribution is made or offered (as the case may be). The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge.
The following additional fees, charges and expenses shall also be incurred by the Holders, the Beneficial Owners, by any party depositing or withdrawing Shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the Deposited Securities or a distribution of ADSs pursuant to paragraph (10) (Distributions on Deposited Securities)), whichever is applicable:
(i)    a fee of up to U.S.$0.05 per ADS held for any Cash distribution made, or for any elective cash/stock dividend offered, pursuant to the Deposit Agreement,
(ii)    a fee of up to U.S.$0.05 per ADS held for the direct or indirect distribution of securities (other than ADSs or rights to purchase additional ADSs pursuant to paragraph (10) hereof) or the net cash proceeds from the public or private sale of any such securities, regardless of whether any such distribution and/or sale is made by, for, or received from, or (in each case) on behalf of, the Depositary, the Company and/or any third party (which fee may be assessed against Holders as of a record date set by the Depositary),
(iii)    an aggregate fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against Holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions), and
(iv)    an amount for the reimbursement of such charges and expenses as are incurred by the Depositary and/or any of its agents (including, without limitation, the Custodian, as well as charges and expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the Shares or other Deposited Securities, the sale of securities (including, without limitation, Deposited Securities), the delivery of Deposited Securities or otherwise in connection with the Depositary's or its Custodian's compliance with applicable law, rule or regulation (which charges and expenses may be assessed on a proportionate basis against Holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge or expense from one or more cash dividends or other cash distributions).
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
In 2025, the Depositary made direct payments and reimbursements to us in the gross amount of U.S.$1,235,752 (U.S.$706,486 from Bank of New York and US$529,266 from JP Morgan) for expenses related to investor relations of which 30% was withheld for tax purposes in the U.S.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures
As of December 31, 2025, the Bank, under the supervision and with the participation of the Bank’s management, including its Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
Based on such evaluation, as of December 31, 2025, the Bank’s Disclosure Committee, the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer concluded that the Bank’s disclosure controls and procedures were effective in ensuring that information relating to the Bank, including its consolidated subsidiaries, required to be disclosed in the reports it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the Bank’s management, including its Disclosure Committee and principal financial officers as appropriate to allow timely decisions regarding required disclosure.
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
Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective based on those criteria.
Changes in Internal Control Over Financial Reporting
There has been no change in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.
Our internal control over financial reporting as of December 31, 2025 has been audited by an independent registered public accounting firm, as stated in its report, which is referenced below.
Report of Independent Registered Public Accounting Firm
For the report of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, independent registered public accounting firm, dated February 27, 2026, on the effectiveness of our internal control over financial reporting as of December 31, 2025, see page F-3 of our Audited Consolidated Financial Statements.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Amounts billed by the auditors for statutory audit and other services were as follows:

	2025	2024

	(in millions of Ch$)
Audit Fees:
Statutory audit	915	885
Audit-related regulatory reporting	383	466
Other audit-related fees	594	397
Tax Fees:
Compliance	-	-
Advisory Services	-	-
Total	1,892	1,748
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In 2025, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.
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

During 2025, we faced a dynamic and increasingly sophisticated threat landscape in Latin America, affecting Chile. The region experienced a continued rise in ransomware attacks, with critical infrastructure and large enterprises being frequent targets. Supply chain attacks remained a relevant risk, given the interconnected nature of service providers. Additionally, threat actors intensified the use of social engineering techniques and AI-enabled tools to enhance phishing campaigns, credential theft, reflecting trends observed across emerging markets.

To face these challenges, Santander has continued to evolve its defenses in line with the cybersecurity strategy, centered on three pillars: (i) the principles of security by design were strengthened, incorporating risk management and the definition of security architectures from the early stages of each initiative; (ii) we continued to harness the potential of AI and automation to strengthen threat prevention, detection and response; and (iii) we strengthened our capacity to anticipate, resist and recover from potential cyber scenarios, strengthening response preparedness and continuity of essential services. Among the main improvements are the global expansion of the permanently operational Cyber Emergency Response Team (CERT) and the expansion of resilience and recovery tests.

In 2025, Santander Chile experienced two incidents related to DDoS attacks during the first quarter of the year, which resulted in a limited impact on certain services. Following these events, the Bank implemented and reinforced the appropriate mitigation and control measures. As a result, no further incidents of this nature have occurred. We do not believe that these events have had a material adverse effect on our operations. Our team remains vigilant and continues to enhance our cybersecurity controls to address evolving threats.

Governance

The Bank has implemented a Cybersecurity Framework defining the governance, roles, responsibilities, and policies on preventing and confronting cybercrime. The Chief of Cybersecurity or CISO (Chief Information Security Officer) has been defined as the officer responsible for cybersecurity, embedded in the Bank’s Technology and Operations division, which is the front line of defense against cyber-security threats and data security. In addition, the Non-Financial Risk Department through Cyber & IT Risk (a specialized area) independently controls and supervises the Cyber Security Risk. Our CISO boasts 16 years of technology experience, including 12 years in cybersecurity at Grupo Santander and over 8 years in leadership roles. He has a proven track record in handling complex incidents, reducing impact and mitigating risks. With certifications such as CISM, CISSP, CCSP, and ITIL, our CISO is equipped to navigate the evolving cybersecurity landscape and protect our assets.

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

2A.1	Form of Second Amended and Restated Deposit Agreement (incorporated by reference to our Registration Statement on Form F-6 (Registration No. 333-288835) filed with the Commission on July 22, 2025).
2D	Description of Securities.
8.1	List of Subsidiaries.
12.1	Section 302 Certification by the Chief Executive Officer.
12.2	Section 302 Certification by the Chief Financial Officer.
12.3	Section 302 Certification by the Financial Controller.
13.1	Section 906 Certification.
19.0	Banco Santander Chile Insider Trading Policy (incorporated by reference to Exhibit 19.0 to our Annual Report on Form 20-F (File No. 001-14554) filed with the Commission on February 28, 2025).
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

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
	Name:	Cristian Florence
	Title:	General Counsel
Date: February 27, 2026

CONSOLIDATED FINANCIAL STATEMENTS 2025	Banco Santander-Chile

CONTENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander - Chile

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Banco Santander-Chile and its Subsidiaries (the “Bank”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Bank’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Bank's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Bank’s consolidated financial statements and on the Bank's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Santiago, February 25, 2026
Banco Santander - Chile

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
Expected Credit Loss Allowance for Commercial, Mortgage and Consumer Loans – Collective Basis
As described in Notes 1 and 37 to the consolidated financial statements, management assesses the adequacy of the collective basis expected credit loss allowance for commercial, mortgage and consumer loans using expected credit loss models. As of December 31, 2025, the collective basis expected credit loss allowance was Ch$ 1,070,776 million on total commercial, mortgage and consumer loans of Ch$ 40,502,885 million. As described by management, the estimation of the collective basis expected credit loss allowance considers qualitative and quantitative information that may affect the changes in credit risk and the development of significant assumptions related to the probabilities of default and loss given default, related to forward looking information, multi-factor analysis such as type of portfolio or transaction and macroeconomic factors. Management assesses the adequacy of significant assumptions and the qualitative information used to determine the significant increase in credit risk since initial recognition, the internal rating and scoring policy, and the probabilities of default and loss given default.

Santiago, February 25, 2026
Banco Santander - Chile

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
February 25, 2026
/s/ PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada
We have served as the Bank’s auditor since 2016.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
For the years ended,

		As of December 31,
		2025	2024
	Note	MCh$	MCh$
ASSETS
Cash and deposits in banks	4	1,975,644	2,695,560
Cash items in process of collection	4	1,185,633	572,552
Financial assets for trading at fair value through profit and loss	5	11,594,405	12,639,097
Financial derivative contracts		10,879,777	12,309,770
Debt financial instruments		714,628	329,327
Financial assets at fair value through other comprehensive income	6	3,889,952	2,762,388
Debt financial instrument		3,598,366	2,687,485
Other financial instruments		291,586	74,903
Financial derivative contracts for hedge accounting	7	261,192	843,628
Financial assets at amortised cost	8	45,663,647	45,460,246
Rights under repurchase agreements		427,983	153,087
Debt financial instruments		5,525,242	5,176,005
Interbank loans		68,176	31,282
Loans and account receivable from customers		39,642,246	40,099,872
Investments in associates and other companies	9	67,040	59,785
Intangible assets	10	91,475	88,669
Property, plant, and equipment	11	242,522	251,846
Right of use assets	12	29,915	60,792
Current taxes	13	113	60
Deferred taxes	13	387,698	361,256
Other assets	14	2,644,044	2,535,775
Non-current assets and disposal groups for sale	15	114,000	71,629
TOTAL ASSETS		68,147,280	68,403,283
LIABILITIES
Cash items in process of being cleared	4	1,068,216	497,110
Financial liabilities for trading at fair value through profit and loss	16	10,587,308	12,155,024
Financial derivative contracts		10,587,308	12,155,024
Financial derivative contracts for accounting hedges	7	912,716	898,394
Financial liabilities at amortised cost	17	44,682,274	44,307,585
Deposits and other demand liabilities		14,075,590	14,260,609
Time deposits and other time liabilities		16,493,783	17,098,625
Obligations under repurchase agreements		2,755,243	276,588
Interbank borrowings		3,434,237	4,337,947
Issued debt instruments		7,699,100	8,133,275
Other financial liabilities		224,321	200,541
Lease liabilities	12	40,649	66,882
Regulatory capital financial instruments	18	1,948,493	1,910,697
Provisions	19	838,448	746,502
Current taxes	13	83,084	48,548
Deferred taxes	13	1,785	676
Other liabilities	20	2,248,006	2,412,910
TOTAL LIABILITIES		62,410,979	63,044,328
EQUITY
Attributable to the shareholders of the Bank:		5,616,359	5,254,561
Capital	21	891,303	891,303
Reserves		3,505,171	3,277,876
Valuation adjustments	21	(71,181)	(107,174)
Others equity instruments issued other than capital	21	629,468	693,382
Retained earnings		661,598	499,174
Retained earnings from prior years		271,873	246,540
Income for the year		1,021,650	852,964
Minus: Provision for mandatory dividends	19	(631,925)	(600,330)
Non-controlling interest	22	119,942	104,394
TOTAL EQUITY		5,736,301	5,358,955
TOTAL LIABILITIES AND EQUITY		68,147,280	68,403,283
The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
For the years ended,

		December 31,
		2025	2024	2023
	Note	MCh$	MCh$	MCh$
OPERATING INCOME
Interest income and inflation	25	3,795,609	4,094,817	4,403,991
Interest expense and inflation	25	(1,808,926)	(2,308,031)	(3,310,942)
Net interest income		1,986,683	1,786,786	1,093,049
Fee and commission income	26	1,040,644	960,168	848,513
Fee and commission expense	26	(444,813)	(413,102)	(345,873)
Net fee and commission income		595,831	547,066	502,640
Net income from financial operations:	27
Net income/(expense) from financial assets and liabilities for trading		(43,556)	85,013	91,761
Net income from derecognising financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income		2,938	(37,068)	(120,934)
Net income from exchange, adjustment and hedge accounting of foreign exchange		296,400	202,574	331,628
Net income from financial operations		255,782	250,519	302,455
Income from investments in associates and other companies	9	9,289	10,436	8,763
Net income from non-current assets and groups available for sale not admissible as discontinued operations	28	7,243	4,049	13,154
Other operating income	29	7,016	8,048	3,807
TOTAL OPERATING INCOME		2,861,844	2,606,904	1,923,868
Personnel salaries and expenses	30	(412,902)	(398,819)	(412,275)
Administrative expenses	31	(387,605)	(366,431)	(320,111)
Depreciation and amortisation	32	(135,159)	(141,435)	(143,762)
Impairment of non-financial assets	32	(3,747)	(1,295)	(1,912)
Other operating expenses	29	(101,703)	(114,739)	(31,638)
TOTAL OPERATING EXPENSES		(1,041,116)	(1,022,719)	(909,698)

NET OPERATING INCOME BEFORE CREDIT LOSSES		1,820,728	1,584,185	1,014,170
Provisions for loan losses for interbank loans and account receivable from customers	33	(750,537)	(660,814)	(453,458)
Provisions for loan losses for contingent loans and others	33	(13,466)	2,902	24,363
Recovery of loans previously charged-off	33	192,640	153,944	107,069
Provision for loan losses for other financial assets at amortised cost and financial assets at fair value through OCI	33	(3,950)	(622)	(759)
Provision for loan losses		(575,313)	(504,590)	(322,785)
NET OPERATING INCOME BEFORE INCOME TAX		1,245,415	1,079,595	691,385
Income tax expense	13	(207,362)	(219,745)	(97,548)
Result of continuing operations		1,038,053	859,850	593,837
Result of discontinued operations		-	-	-
NET INCOME FOR THE YEAR		1,038,053	859,850	593,837
Attributable to:
Shareholders of the Bank		1,021,650	852,964	579,427
Non-controlling interest	22	16,403	6,886	14,410
Earnings per share from continued operations attributable to shareholders of the Bank:
Basic earnings	21	5.421	4.526	3.075
Diluted earnings	21	5.421	4.526	3.075
Earnings per share attributable to shareholders of the Bank:
Basic earnings	21	5.421	4.526	3.075
Diluted earnings	21	5.421	4.526	3.075
The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended,

		December 31,
		2025	2024	2023
	Note	MCh$	MCh$	MCh$
NET INCOME FOR THE YEAR		1,038,053	859,850	593,837

Other comprehensive income that will not be reclassified to profit or loss
Equity instruments at fair value through other comprehensive income		873	66	2,151
Income tax related to the above		(236)	(18)	(581)

Total items that will not be reclassified to the income statements		637	48	1,570

Other comprehensive income that will be reclassified to profit or loss
Debt instruments at fair value through other comprehensive income	21	(11,617)	22,521	17,493
Cash flow hedge	21	60,613	(162,217)	203,254
Income tax related to the above		(13,228)	37,718	(59,602)

Total items that will be reclassified to the income statements		35,768	(101,978)	161,145
Other comprehensive income for the year, net of tax		36,405	(101,930)	162,715
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,074,458	757,920	756,552

Attributable to:
Shareholders of the Bank		1,057,643	751,032	741,332
Non-controlling interests	22	16,815	6,888	15,220
The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended,

		RESERVES		VALUATION ADJUSTMENTS				RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Merger of companies under common control	Fair value reserve	Cash flow hedge	Income tax effects	Other Equity instruments	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to shareholders of the Bank	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2022	891,303	2,862,765	(2,224)	(110,130)	(118,838)	61,821	590,247	124,846	792,276	(237,683)	4,854,383	109,564	4,963,947
Distribution of income from previous period	-	-	-	-	-	-	-	792,276	(792,276)	-		-
Equity as of January 1, 2023	891,303	2,862,765	(2,224)	(110,130)	(118,838)	61,821	590,247	917,122	-	(237,683)	4,854,383	109,564	4,963,947
Issued perpetual bonds and interest	-	-	-	-	-	-	18,474	-	-	-	18,474	-	18,474
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(485,191)	-	-	(485,191)	-	(485,191)
Transfer of retained earnings to reserves	-	300,069	-	-		-	-	(300,069)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	88,762	88,762	-	88,762
Others	-	-	-	-	-	-	-	-	-	-	-	(49)	(49)
Subtotal	-	300,069	-	-	-	-	18,474	(785,260)	-	88,762	(377,955)	(49)	(378,004)
Other comprehensive income	-	-	-	18,534	203,254	(59,883)	-	-	-	-	161,905	810	162,715
Result of continuous operations	-	-	-	-	-	-	-	-	579,427	-	579,427	14,410	593,837
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	18,534	203,254	(59,883)	-	-	579,427	-	741,332	15,220	756,552
Equity as of December 31, 2023	891,303	3,162,834	(2,224)	(91,596)	84,416	1,938	608,721	131,862	579,427	(148,921)	5,217,760	124,735	5,342,495
Distribution of income from previous period	-	-	-	-	-	-	-	579,427	(579,427)	-	-	-	-
Equity as of January 1, 2024	891,303	3,162,834	(2,224)	(91,596)	84,416	1,938	608,721	711,289	-	(148,921)	5,217,760	124,735	5,342,495
Issued perpetual bonds and interest	-	-	-	-	-	-	84,661	-	-	-	84,661	-	84,661
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(347,483)	-		(347,483)	-	(347,483)
Transfer of retained earnings to reserves	-	117,266	-	-		-	-	(117,266)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	(451,409)	(451,409)	-	(451,409)
Others	-	-	-	-	-	-	-	-	-	-	-	(27,229)	(27,229)
Subtotal	-	117,266	-	-	-	-	84,661	(464,749)	-	(451,409)	(714,231)	(27,229)	(741,460)
Other comprehensive income	-	-	-	22,584	(162,217)	37,701	-	-	-	-	(101,932)	2	(101,930)
Result of continuous operations	-	-	-	-	-	-	-	-	852,964	-	852,964	6,886	859,850
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	22,584	(162,217)	37,701	-	-	852,964	-	751,032	6,888	757,920
Equity as of December 31, 2024	891,303	3,280,100	(2,224)	(69,012)	(77,801)	39,639	693,382	246,540	852,964	(600,330)	5,254,561	104,394	5,358,955
Distribution of income from previous period	-	-	-	-	-	-	-	852,964	(852,964)	-	-	-	-
Equity as of January 1, 2025	891,303	3,280,100	(2,224)	(69,012)	(77,801)	39,639	693,382	1,099,504	-	(600,330)	5,254,561	104,394	5,358,955
Issued perpetual bonds and interest	-	-	-	-	-	-	(63,914)	-	-	-	(63,914)	-	(63,914)
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(600,336)	-	-	(600,336)	-	(600,336)
Transfer of retained earnings to reserves	-	227,295	-	-		-	-	(227,295)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	(31,595)	(31,595)	-	(31,595)
Others	-	-	-	-	-	-	-	-	-	-	-	(1,267)	(1,267)
Subtotal	-	227,295	-	-	-	-	(63,914)	(827,631)	-	(31,595)	(695,845)	(1,267)	(697,112)
Other comprehensive income	-	-	-	(11,308)	60,613	(13,312)	-	-	-	-	35,993	412	36,405
Result of continuous operations	-	-	-	-	-	-	-	-	1,021,650	-	1,021,650	16,403	1,038,053
Result of discontinuous operations	-	-	-	-	-	-	-	-		-	-	-	-
Subtotal	-	-	-	(11,308)	60,613	(13,312)	-	-	1,021,650	-	1,057,643	16,815	1,074,458
Equity as of December 31, 2025	891,303	3,507,395	(2,224)	(80,320)	(17,188)	26,327	629,468	271,873	1,021,650	(631,925)	5,616,359	119,942	5,736,301
The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended,

Period	Total attributable to shareholders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%
Year 2024 (Shareholders Meeting April 2025)	857,623	227,295	600,336	70	188,446,126,794	3.186
Year 2023 (Shareholders Meeting April 2024)	496,404	117,266	347,483	70	188,446,126,794	1.844
. The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended,

		December 31,
		2025	2024	2023
	NOTE	MCh$	MCh$	MCh$
A - CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME FOR THE YEAR		1,038,053	859,850	593,837
Adjustments for non-cash items included in net income		(1,828,308)	(1,573,032)	(1,306,901)
Depreciation and amortization	32	135,159	141,435	143,762
Impairment of property, plant, and equipment	32	3,747	1,295	1,912
Provision for loan losses	33	767,953	658,534	429,854
Mark to market of trading investments		(820)	(45,365)	(125,613)
Income from investments in associates and other companies	9	(9,289)	(8,533)	(8,763)
Net gain on sale of assets received in lieu of payment	28	(9,141)	(3,993)	(8,452)
Provision on assets received in lieu of payment	28	2,761	95	(858)
Net sale on sale of investment in associates and other companies	28	-	(1,903)	–
Net gain on sale of property, plant and equipment	28	(10,067)	(5,123)	(5,281)
Net interest income	25	(1,986,683)	(1,786,786)	(1,093,049)
Net fee and commission income	26	(595,831)	(547,066)	(502,640)
Changes in deferred taxes	13	(38,797)	12,659	(131,195)
Other non-cash items		(87,300)	11,719	(6,578)
Increase/decrease in operating assets and liabilities		845,662	1,195,570	2,028,822
(Increase)/decrease of loans and accounts receivables from customers, net		427,858	(549,114)	(2,047,036)
(Increase)/decrease of financial investments		(1,645,419)	4,618,410	(1,908,858)
Decrease/ (increase) of interbank loans		(36,812)	37,068	(35,372)
Decrease/(increase) of assets received or awarded in lieu of payment		(20,376)	(21,082)	(5,685)
Increase/(decrease) of debits in customers checking accounts		(224,140)	883,710	(697,222)
(Decrease)/increase of time deposits and other time liabilities		(604,843)	960,683	3,159,152
(Decrease)/increase of obligations with domestic banks		(22,260)	6,093	4,900
Increase/(decrease) of other demand liabilities or time obligations		50,704	61,322	(162,301)
Increase/(decrease) of obligations with foreign banks		(881,450)	14,222	1,032,051
Increase/(decrease) of obligations with Central Bank of Chile		-	(6,048,867)	464,784
(Decrease)/increase of obligations under repurchase agreements		2,478,656	(5,996)	(32,771)
(Decrease)/increase in other financial liabilities		23,780	(95,732)	3,278
(Decrease)/increase of other assets and liabilities		413,431	609,870	940,645
Redemption of letters of credit		(166)	(1,009)	(2,568)
Senior bond issuances		2,155,077	692,004	775,171
Redemption of senior bonds and payments of interest		(2,566,337)	(1,221,744)	(266,794)
Redemption of mortgage bonds and payments of interest		(10,365)	(8,647)	(7,545)
Redemption of perpetual bond and payments of interest		(30,560)	(30,818)	(28,243)
Payment of interest on lease obligations		(30,803)	(7,617)	(3,601)
Interest received		4,240,201	4,964,892	4,662,944
Interest paid		(3,189,844)	(4,076,146)	(4,135,540)
Dividends received from investments in other companies	9	3,385	966	2,944
Fees and commissions received		760,758	692,044	621,286
Fees and commissions paid		(444,813)	(278,942)	(304,797)
Total cash flow (used in) provided by operating activities		55,407	482,388	1,315,758

Banco Santander-Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended,

		December 31,
		2025	2024	2023
	NOTE	MCh$	MCh$	MCh$
B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	11	(84,659)	(63,161)	(74,426)
Sales of property, plant, and equipment		32,582	1,140	1,643
Purchases of intangible assets	10	(52,868)	(44,559)	(45,067)
Total cash flow used in investment activities		(104,945)	(106,580)	(117,850)
C - CASH FLOW FROM FINANCING ACTIVITIES:
Dividends paid		(600,336)	(347,483)	(485,191)
Placement of subordinated bond		-	–	-
Lease obligations paid		(20,762)	(25,364)	(30,101)
Total cash flow used in financing activities		(621,098)	(372,847)	(515,292)
D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		(670,636)	2,961	682,616
E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(7,305)	7,317	(1,778)
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,771,002	2,760,724	2,079,886

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	2,093,061	2,771,002	2,760,724

Reconciliation of provisions for the Consolidated Statements of Cash Flow for the year ended		December 31,
		2025	2024	2023
		MCh$	MCh$	MCh$
Provision for loan losses for cash flow purposes	33	(767,953)	(658,534)	(429,854)
Recovery of loans previously charged off	33	192,640	153,944	107,069
Provision for loan losses – net		(575,313)	(504,590)	(322,785)

Reconciliation of liabilities that arise from financing activities			Changes not related to cash flows
	31-12-2024	Cash Flow	Fair Value Changes	Foreign currency exchange	UF Inflation effect	Others	31-12-2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subordinated bonds	1,910,697	(28,161)	-	(12,872)	78,829	-	1,948,493
Senior bonds	8,067,274	(411,260)	-	262,010	(274,274)	-	7,643,750
Mortgage bonds	65,781	(10,365)	-	-	(121)	-	55,295
Letters of credit	220	(166)	-	-	1	-	55
Dividend paid	-	(600,336)	-	-		-	(600,336)
Lease obligations	66,882	(30,803)	-	-	4,570	-	40,649
Total liabilities related to financing activities	10,110,854	(1,081,091)	-	249,138	(190,995)	-	9,087,906
The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CORPORATE INFORMATION
Banco Santander-Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander-Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander-Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management brokering, and investment banking. Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2025 Banco Santander Spain owns or controls directly and indirectly 99.8% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones S.A. Banco Santander Spain, through its subsidiaries, has control over 67.18% of the Bank’s shares.
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
The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF is equaled to Ch$39,727.96 as of December 31, 2025 and Ch$38,416.69 as of December 31, 2024. In 2025, UF inflation was 4.4% compared to 4.8% in 2024. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.
The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the period.
2.    Basis of preparation for the Consolidated Financial Statements
The Consolidated Financial Statements for the years ended December 31, 2025, 2024 and 2023, incorporate the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:
i.Entities controlled by the Bank through participation in equity

			Percent ownership share
			As of December 31,
Name of the Subsidiary	Main Activity	Place of incorporation and operation	2025			2024			2023
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
			%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	Santiago, Chile	-	-	-	-	-	-	50.10	-	50.10
Santander Consumer Chile S.A.	Financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Card operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00
The detail of non-controlling participation on all the remaining subsidiaries can be seen in Note 24– Non-controlling interest.
ii.Entities controlled by the Bank through other considerations
The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10 “Consolidated Financial Statements” (IFRS 10):
-Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-Multiplica SpA (Development card incentive programmes)
The company Bansa Santander S.A. was part of the consolidation perimeter until May 2024. The company Pagonxt Payments Chile SpA was included in the consolidation perimeter until December 2024.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
Associates	Main activity	Place of incorporation and operations	As of December 31,
			2025	2024	2023
			%	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	13.72	13.72	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
6.    Foreign currency transactions
The Bank conducts transactions in foreign currencies, mainly in U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank and its subsidiaries are translated to Chilean pesos at the representative market exchange rate of the month for the reported period; the rate used was Ch$900.69 as of December 31, 2025 (Ch$994.10 per US$1 as of December 31, 2024).
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
In accordance with the above, the Bank will classify its financial assets based on whether they are subsequently measured at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss.
Additionally, an irrevocable election may be made at the time of initial recognition of investments in equity instruments to present subsequent changes in fair value in other comprehensive income.
ii.Classification of financial liabilities
An entity shall classify all financial liabilities as subsequently measured at amortized cost, except for derivative liabilities measured at fair value through profit or loss
iii.Reclassification
Reclassification of financial assets is required if, and only if, the objective of the Bank’s business model for managing those financial assets changes. Financial liabilities cannot be reclassified.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
d.Equity instruments
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
V.Offsetting of financial instruments
Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of December 31, 2025 and 2024 the Bank does not have balance offsetting of financial instruments.
9.Derivatives and hedging activities
Derivatives are classified as either trading instruments or hedging instruments. The Bank uses financial derivatives for the following purposes:
1.To provide such instruments to customers who request them to manage their market and credit risks.
2.To use them for the risk management of the proprietary position of the Bank's entities and their assets and liabilities ('hedging derivatives').
3.To benefit from changes in the value of these derivatives (trading derivatives).
Trading derivatives are measured at fair value through profit or loss and are presented as assets/liabilities according to their positive or negative fair value. Derivatives that do not qualify as hedging instruments are accounted for as trading instruments.
Hedge accounting aims to represent in the financial statements the effect of an entity's risk management activities that use financial instruments to manage exposures arising from specific risks that could affect the period's profit or loss or other comprehensive income.
Until the 2024 fiscal year, the Bank elected to continue applying the hedge accounting requirements of IAS 39. In accordance with the standard, a derivative qualifies for hedge accounting if all the following conditions are met:
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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
During fiscal year 2025, the Bank began applying the requirements established in IFRS 9 for hedging accounting.The main impacts of this change to IFRS 9 for the accounting of hedging relationships are primarily due to:
•The incorporation of credit risk dominance analysis and economic relationship analysis into the effectiveness assessment;
•the updating of formal documentation for hedging relationships; and
•the accounting for a hypothetical derivative representing the mark-to-market (MTM) portion corresponding to the risk to be hedged in the hedged item for micro cash flow hedges. The hypothetical derivative replaces the previously recorded fictitious derivative.
For a hedge relationship to meet the requirements of IFRS 9, it must meet the following conditions:
•Instruments that can be designated as hedging instruments are all derivative financial instruments or non-derivative financial instruments measured at fair value through profit or loss, or a combination thereof. In the case of foreign exchange hedges, any type of non-derivative financial instrument can also be designated, regardless of its measurement criteria.
•Items that can be designated as hedged items are all recognized assets or liabilities, firm commitments, highly probable forecasted transactions, and net foreign investments.
•Documentation. At the start of the hedge, a formal designation and documentation of the hedging relationship must be carried out. This documentation must include the entity's risk management strategy and objective, identification of the hedging instrument and the hedged item, the nature of the hedged risk, the methodology for measuring effectiveness (including an analysis of the sources of ineffectiveness), and the hedge ratio.
The main sources of ineffectiveness based on the hedged risk are:
•Interest rate risk: mismatches in time horizons, principal, repricing and payment dates, time value of options, and changes in the hedged item or the hedging instrument.
•Foreign exchange rate risk: in addition to the above, the difference between the interest rates of the two currencies represents the net cost or benefit of shifting cash flows between two currencies with different interest rates.
•Effectiveness: the hedging relationship must be effective, for which there must be an economic relationship between the hedged item and the hedging instrument, credit risk must not have a dominant effect on the changes in value of the economic relationship between the hedging instrument and the hedged item, and the hedging ratio must coincide with that used by the entity in its management.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
The application of IFRS 9 for hedge accounting has not had a material impact on the Consolidated Statements of Financial Position or the Consolidated Statements of Income.
The Bank assesses these effectiveness requirements through:
•Demonstrating the economic relationship between the hedged item and the hedging instrument using a qualitative test, and in case of non-compliance, using quantitative tests that compare the market value of the hedged items—corresponding to the hedged risk—and the hedging instruments. Likewise, a quantitative analysis of variations in the market values of the hedging instrument and the hedged item is performed prospectively.
•The hedging ratio is calculated as the sum of the amount of hedged instruments that the Bank actually hedges and the amount of hedging instruments that the Bank actually uses.
•The assessment of credit risk is performed through an analysis of the credit exposure of the hedged items and the hedging instruments.
Accounting hedges are classified and recorded according to the type of risk they hedge, based on the following criteria:
Fair value hedges: These are hedges against exposure to changes in the fair value of the hedged item, attributable to a specific risk.
The differences arising from both the hedging instruments and the hedged items (due to the hedged risk) are recognized directly in the Consolidated Statements of Income.
When a fair value hedge is discontinued, the adjustments previously recorded in the hedged item are charged to profit or loss using the effective interest rate method, recalculated at the date the hedge ceases to be used, and must be fully amortized at maturity.
In accordance with paragraph 6.1.3 of IFRS 9, the Bank has decided to record the fair value macro hedges in accordance with IAS 39, and therefore, the gains or losses arising from the valuation of the hedging instruments are recognized directly in the Consolidated Statements of Income, while the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognized in the Consolidated Statements of Income using as a counterpart the 'Changes in the fair value of hedged items' of a portfolio with interest rate risk hedge (asset or liability), as appropriate.
Cash flow hedges: These are hedges against exposure to changes in cash flows attributable to a specific risk associated with the hedged
The effective portion of the change in the value of the hedging instrument is temporarily recognized in equity, under 'Other consolidated comprehensive income - Items that may be reclassified to profit or loss - Hedging derivatives. Cash flow hedges (effective portion)', until the hedged item is recognized in profit or loss. From that point onward, it will be recognized in the Consolidated Statements of Income for the same period as the hedged item, unless it is included in the cost of the non-financial asset or liability, or the anticipated transactions are ultimately recognized as non-financial assets or liabilities.
When cash flow hedges are discontinued, the accumulated result of the hedging instrument recognized in equity, in 'Other consolidated comprehensive income' (while the hedge was effective) will continue to be recognized in that item until the hedged transaction occurs, at which time it will be recorded in profit or loss, unless it is expected that the transaction will not take place, in which case it is recorded immediately in profit or loss.
The Bank discontinues accounting for hedging relationships when the hedging instrument expires, is sold, or when the hedging relationship becomes ineffective because it is no longer aligned with the risk management objective. In that case, the derivative is then clasified as a trading derivative.
If a hedging relationship ceases to meet the effectiveness requirements, but the risk management objective remains, the Bank will assess rebalancing or adjusting the hedging ratio to meet the effectiveness requirements again without discontinuing the hedging relationship.
A hedging instrument is generally designated in its entirety, as the factors that contribute to its fair value are interdependent. However, IFRS 9 allows certain parts of a hedging instrument to be excluded from its fair value:
1.Separating the intrinsic value and time value of an option and designating only the intrinsic element as the hedging instrument, which is mandatory if the intrinsic value is designated;
2.Separating the forward and spot elements of a forward contract and designating only the spot element as the hedging instrument, which will be determined for each hedging relationship; and

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
3.Separating the foreign currency basis spread of a currency derivative and excluding it from the designation of the hedging instrument, which will be determined for each hedging relationship.
Separating these components will improve the effectiveness of the hedge and allow for an alternative accounting treatment for the excluded component. This treatment consists of recording changes in value under the 'Other accumulated comprehensive income – Undesignated items' item and recording that component in the Consolidated Statements of Income based on the nature of the hedged item, either over a period of time or at the time the hedged transaction occurs.
Additionally, if the entity manages the credit risk of all or part of a financial instrument using credit derivatives, it has the option of designating the credit exposure at fair value through profit or loss, provided that the derivative matches the name and seniority level of the financial instrument being hedged. This designation can be made at the initial recognition of the designated financial instrument or subsequently, with the designation being documented. From the date of designation, changes in fair value (for all risks, not just credit risk) will be recorded in the Consolidated Statements of Income.
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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
The main techniques used as of December 31, 2025 and 2024 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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
The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (Months)
Land	–
Paintings and works of art	–
Carpets and curtains	36 months
Computers and hardware	36 months
Vehicles	36 months
IT systems and software	36 months
Machines and general equipment	60 months
Office furniture	60 months
Telephone and communication systems	60 months
Security systems	60 months
Rights over telephone lines	64 months
Air conditioning systems	84 months
ATMs and teleconsultations	120 months
Other installations	120 months
Buildings	1200 months
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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
At the beginning, the right-of-use asset is equal to the lease liability and is calculated as the present value of the lease payments discounted using the incremental interest rate at the commencement date, considering the lease term of each contract. The average incremental interest rate as of December 31, 2025 is 1.70%. After initial recognition, the right-of-use is subsequently depreciated using the straight-line method in accordance with the lease term of the contract, and the lease liability is amortised in accordance with the effective interest method. Financial interest is accounted as interest expense, and depreciation as depreciation expense in each
The term of the lease comprises non-cancelable periods established within each contract, while for lease contracts with an indefinite useful life, the Bank has determined to assign a useful life equal to the longer non-cancelable period of its lease agreements. The Bank has elected not to recognise right-of-use assets and lease liabilities for short term leases that have a lease term of 12 months or less and leases of low-value assets. The Bank recognises lease payments associated with these leases as an expense on a straight-line basis over the lease term. Any modification in the terms or lease should be treated as a new measurement.
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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
•Consumer price index
See Note 37 Risk management – i) Macro economical forward-looking information.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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
-Current and deferred taxes

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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
As of December 31, 2025, the Bank has fixed assets that meet the definition of non-current assets held for sale, which amount to approximately MM$29,003.
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
At least once a year, the Bank performs the necessary analysis to update the “cost to sale” of assets received or awarded in lieu of payments. According to the Bank’s survey, as of December 31, 2025 the average cost to sale was estimated at 7.15% of the appraisal value (5.67% as of December 31, 2024).
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
As of December 31, 2025, 2024 and 2023 the Bank did not have any instruments that generated dilution.
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
w.Provision for mandatory dividends
The Bank recognizes a liability (provision) for minimum or mandatory dividends based on the provisions of Article 79 of the Chilean Corporations Law, in line with the Bank’s internal dividend policy, which stipulates that at least 30% of the net income for the year shall be distributed, unless a different agreement is reached at the respective Shareholders’ Meeting by unanimous vote of the issued shares.
Since May 2024, the Board of Directors agreed to exercise the authority granted by the most recent Ordinary Shareholders’ Meeting to increase the provision for minimum dividends to 60% of accumulated earnings. Additionally, in the ordinary session of the Board of Directors in September 2024, it was agreed to increase the provision for minimum dividends to 70%, following the same approach taken in the May 2024 Board meeting.
For the year 2025, the percentage provisioned for minimum dividends was 60%. This provision is recorded as a reduction of “Retained Earnings” under the item “Provision for dividends, interest payments, and revaluation of equity instruments” within the Consolidated Statement of Change in Equity.
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. continued
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
The pronouncement also includes a new appendix with application guidance on exchangeability and a new illustrative example. The amendments also extend to conforming amendments to IFRS 1 which previously referred to, but did not define, exchangeability. An entity applies the amendments for annual reporting periods beginning on or after January 1, 2025. Earlier application is permitted. The Bank’s Administration has determined there are not impact of this amendments.
IFRS 1 Practice Statement – Management Commentary. The International Accounting Standards Board (IASB) has issued a revised practice statement on “Management Commentary” to support improvements to management commentary and similar reporting, including greater global alignment of requirements. The revised practice statement sets out requirements for management commentary and explains how those requirements can be met. It is divided into two parts. Part A sets out general requirements and guidance that apply to management commentary as a whole. The information in Part B sets out requirements and guidance for six specific content areas to be included in management commentary.
The revised IFRS 1 Practice Statement, “Management Commentary,” is effective for annual reporting periods beginning on or after June 23, 2025, with early application permitted. This replaces the IFRS 1 Practice Statement “Management Commentary” issued in December 2010. Management is working on the new requirements established in the standard in order to meet the established deadlines.
1.New and revised IFRS issued but not effective
As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them, which were not mandatory as of December 31, 2025. Although in some cases the early application is permitted by the IASB, the Bank has not taken that option.
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 02 - SIGNIFICANT EVENTS
As of December 31, 2025, the following significant events have occurred and affected the Bank’s operation and Consolidated Financial Statements.
a.The Board
On March 25, 2024, at an ordinary meeting of the Board of Director,the Board resolved to convene an Ordinary Shareholders’ Meeting to be held on April 22, 2025, in order to propose the distribution of profits and payment of dividends equivalent to 70% of the accumulated profits as of December 31, 2024 corresponding to $3.18571574 per share. The Board also proposed that the remaining 30% of the profits be allocated to increase reserves and/or retained earnings.
On July 17, 2025, Director Rodrigo Echenique Gordillo submitted his resignation from the Bank’s Board of Directors. Subsequently, at the regular meeting held on July 29, 2025, Mr. José Francisco Doncel Razola was appointed as Director, effective as of September 2025.
On November 21, 2025, an Extraordinary Shareholders’ Meeting of Banco Santander-Chile was convened for December 10, 2025, for the purpose of voting on the sale of 49.99% of the shares of the subsidiary Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. to Getnet Payments S.L.
On November 25, 2025, the Board of Directors resolved to postpone the Extraordinary Shareholders’ Meeting scheduled for December 10, 2025.
On December 30, 2025, an Extraordinary Shareholders’ Meeting was convened for January 27, 2026, to vote on the sale of 49.99% of the shares of the subsidiary Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. to Getnet Payments S.L.
b.Shareholders’ meeting
At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 22, 2025, together with the approval of the 2024 Consolidated Financial Statements, the shareholders resolved to distribute 70% of the net income for the year (net income attributable to the Bank’s shareholders), amounting to $857,623 million. This distribution represents a dividend of $3.18571574 per share,for a total amount of Ch$600,336 million.
It was also approved that the remaining 30% of net income be allocated, in part, to increase accumulated profits from prior years by the amount necessary to cover the payment of the next three interest coupons on bonds without a fixed maturity date, totaling $29,993 million and to increase the Bank’s reserves and other retained earnings by $227,295 million.
At the aforementioned Ordinary Shareholders’ Meeting, PricewaterhouseCoopers Consultores Auditores was also approved as the Bank’s external auditors for the 2025 fiscal year.
On April 29, 2025, the Bank proceeded with the payment of dividends to its shareholders.
c.Subsidiaries and Associated entities
PagoNxt Payments Chile SpA entered into an agreement with the related entity Santander Global Technology and Operations Chile Limitada to transfer its assets, contracts, and employees, effective as of January 2025. As a result, PagoNxt Payments Chile SpA ceased to be part of the consolidation perimeter as of that date.
On February 6, 2025, the Financial Market Commission approved the request to authorize a capital increase of the subsidiary Santander S.A. Sociedad Securitizadora. As of the end of March 2025, the company had completed the capital increase in the amount of Ch$774 million.
On April 15, 2025, at the Ordinary Shareholders’ Meeting of Operadora de Tarjetas de Pago Santander Getnet Chile S.A., the distribution of dividends equivalent to 40% of the net income for the 2024 fiscal year was approved. This distribution represented a dividend of Ch$0.58653032 per share, for a total amount of Ch$11,730 million, which was paid on April 22, 2025. The remaining 60% of net income was allocated to retained earnings.
On September 30, 2025, at a regular meeting of the Board of Directors of Operadora de Tarjetas de Pago Santander Getnet Chile S.A., the directors present unanimously approved the distribution of provisional dividends for fiscal year 2025, in a total amount of Ch$23,582 million, charged against net profits accumulated as of August 31, 2025.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 02 - SIGNIFICANT EVENTS
On December 23, 2025, at a regular meeting of the Board of Directors, Operadora de Tarjetas de Pago Santander Getnet Chile S.A. unanimously approved a second distribution of provisional profits corresponding to fiscal year 2025, for a total amount of $14,418 million, charged against net profits accumulated as of November 30, 2025.
On December 24, 2025, Cristian Amar Zapata was appointed as General Manager of the company Santander Asesorías Financiera Limitada S.A.
On December 29, 2025, Operadora de Tarjetas de Pago Santander Getnet Chile S.A. made a provisional dividend payment from its 2025 profits in a total amount of $38,000 million.
d.Bond issuance
During 2025, the Bank issued bonds in the following amounts: UF 17,540,000, CLP 328,550,000,000, CHF 140,000,000, JPY 14,000,000,000 and USD 20,000,000. Details of the bond issuances carried out during the year are included in Note No. 17.
e.Basel III
On April 1, 2025, the Financial Market Commission (FMC) reported the annual classification of systemically important banks, maintaining for an additional year, the requirement of an extra 1.5% Common Equity Tier 1 (CET1) capital surcharge for the Bank.
On April 11, 2025, the FMC issued additional capital requirements under the Pillar II framework, whereby the FMC Council resolved to apply an additional capital requirement of 0.25%, of which 50% became applicable to the Bank as of June 2025.
f.Others
On January 10, 2025, the Bank made a payment upon maturity of a Rule 144A bond in the amount of US$704,132,000.
On January 28, 2025, at a regular meeting of the Bank’s Board of Directors, it was resolved that the Chief Executive Officer and Country Head, Mr. Román Blanco Reinosa, would step down from his position effective July 1, 2025. On such date, Mr. Andrés Trautmann Buc assumed the position of Chief Executive Officer and Country Head of the Bank.
The International Finance Corporation (IFC), a member of the World Bank Group (WBG), committed to providing a US$100 million loan to Banco Santander-Chile to finance green building projects. This represents IFC’s first green loan in Chile dedicated exclusively to environmentally sustainable buildings, as well as the first loan of this nature granted to Grupo Santander worldwide.
On April 23, 2025, the Shareholders’ Meeting of Centro de Compensación Automatizado S.A. was held, at which the distribution of dividends totaling Ch$7,500 million was approved. Based on Banco Santander-Chile’s ownership interest in this company, the Bank was entitled to receive dividends in the amount of Ch$2,500 million, which were paid in early May 2025.
As of July 1, 2025, Andrés Trautman Buc assumed the position of Chief Executive Officer and Country Head of Banco Santander-Chile.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
To achieve the strategic objectives established by senior management and adapt to changing market conditions, the Bank periodically makes adjustments to its organization. These adjustments, in turn, have varying degrees of impact on how the Bank is managed or administered. Thus, this disclosure provides information on how the Bank is managed as of December 31, 2025.
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
Corporate and Investment Banking (CIB)
This segment offers a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance brokerage. This segment services firms with annual sales exceeding EUR 500 million, EBITDA over EUR 150 million, and assets greather than EUR 1,000 million. For financial institutions, the requirement is assets greater than 10 trillion Chilean pesos.
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

NOTE 03 - REPORTING SEGMENTS, continued
The tables below show the Bank’s balances by reporting segment for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31, 2025
	Loans and accounts receivable from customers (1)	Deposits and other demand deposits (2)	Net interest income	Net fee and commission income	Net income from financial operations (3)	Provision for loan losses	Support expenses (4)	Other operating income and expenses (5)	Net income before taxes	Income taxes	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail	31,225,378	13,094,059	1,642,104	503,186	64,292	(498,572)	(744,059)	(77,593)	889,358	(211,987)	677,371
Wealth Management & Insurance	924,692	3,177,991	59,789	30,019	4,236	(2,870)	(32,037)	(1,976)	57,161	(13,963)	43,198
Middle-market	6,178,983	4,262,866	334,660	52,921	22,154	(74,190)	(45,074)	(3,856)	286,615	(78,709)	207,906
CIB	2,139,201	7,313,098	211,915	47,404	143,503	4,269	(103,287)	(2,654)	301,150	(83,216)	217,934
Corporate activity and others	464,626	2,721,359	(261,785)	(37,699)	21,597	(3,950)	(14,956)	7,924	(288,869)	180,513	(108,356)
Total	40,932,880	30,569,373	1,986,683	595,831	255,782	(575,313)	(939,413)	(78,155)	1,245,415	(207,362)	1,038,053
(1)Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions
(2)Includes deposits, demand liabilities, and other time deposits.
(3)Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4)Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization and impairment of non-financial assets.
(5)Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

NOTE 03 - REPORTING SEGMENTS, continued

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
(4)Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization and impairment of non-financial assets.
(5)Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
(4)Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization and impairment of non-financial assets.
(5)Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 04 - CASH AND CASH EQUIVALENTS
a.The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Cash and deposits in banks
Cash	1,208,860	1,227,700
Deposits at the Central Bank of Chile	563,886	1,100,472
Deposits in local banks	2,482	1,605
Deposits in banks abroad	200,416	365,783
Subtotals – Cash and deposits in banks	1,975,644	2,695,560

Net cash items in process of collection	117,417	75,442
Cash and cash equivalents	2,093,061	2,771,002
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

	As of December 31,
	2025	2024
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	96,821	121,290
Funds receivable	1,088,812	451,262
Subtotal	1,185,633	572,552
Liabilities
Funds payable	(1,068,216)	(497,110)
Subtotal	(1,068,216)	(497,110)

Cash in process of collection, net	117,417	75,442

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

NOTE 05 - FINANCIAL ASSETS FOR TRADING AT FAIR VALUE THROUGH PROFIT AND LOSS
The detail of financial assets for trading at fair value through profit and loss is as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Financial derivative contracts
Forwards	2,055,569	1,038,292
Swaps	8,822,187	11,263,354
Call currency options	1,039	6,618
Put currency options	982	1,506
Subtotal	10,879,777	12,309,770
Debt financial instruments
Chilean Central Bank and Government securities	714,628	324,982
Other Chilean debt financial instruments	-	4,345
Subtotal	714,628	329,327

Total	11,594,405	12,639,097
a.As of December 31, 2025 and 2024 the Bank holds the following portfolio of financial assets derivative contracts:

	As of December 31, 2025
	Notional amount
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	-	25,231,549	17,959,495	27,913,502	6,971,335	2,517,760	1,663,646	82,257,287	2,055,569
Interest rate swaps	-	13,947,595	29,006,667	30,995,890	20,723,603	16,894,592	31,276,092	142,844,439	1,332,806
Cross currency swaps	-	1,434,261	5,123,374	13,944,592	20,763,957	15,684,701	24,426,683	81,377,568	7,489,381
Call currency options	-	22,061	23,401	56,923	-	-	-	102,385	1,039
Put currency options	-	39,178	3,415	5,239	-	-	-	47,832	982
Total	-	40,674,644	52,116,352	72,916,146	48,458,895	35,097,053	57,366,421	306,629,511	10,879,777

	As of December 31, 2024
	Notional amount
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	-	14,227,181	9,262,636	13,988,163	5,818,091	576,456	993,915	44,866,442	1,038,292
Interest rate swaps	-	15,353,818	15,394,905	16,392,696	21,541,572	9,219,884	17,265,959	95,168,834	1,907,001
Cross currency swaps	-	1,826,508	3,315,310	11,052,105	27,159,964	13,026,424	23,665,080	80,045,391	9,356,353
Call currency options	-	42,802	198,509	117,175	8,921	-	-	367,407	6,618
Put currency options	-	71,468	253,669	37,950	-	-	-	363,087	1,506
Total	-	31,521,777	28,425,029	41,588,089	54,528,548	22,822,764	41,924,954	220,811,161	12,309,770

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

NOTE 05 - FINANCIAL ASSETS FOR TRADING AT FAIR VALUE THROUGH PROFIT AND LOSS, continued
b.As of December 31, 2025 and 2024 the Bank holds the following portfolio of debt financial instruments for trading:

	As of December 31,
	2025	2024
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank financial instruments	-	-
Chilean Treasury bonds and notes	714,628	324,982
Subtotal	714,628	324,982
Other Chilean debt financial securities
Chilean bonds and commercial papers	-	4,345
Subtotal	-	4,345
Foreign financial debt securities
Other foreign financial instruments	-	-
Subtotal	-	-

Total	714,628	329,327
As of December 31, 2025 and 2024, there were no trading investments sold under resell agreements to clients or financial institutions.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
The financial assets at fair value through other comprehensive income is as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Debt financial instruments
Chilean Central Bank and Government financial instruments	2,825,238	1,473,604
Other Chilean debt financial instruments	3,484	5,006
Foreign debt financial instruments	769,644	1,208,875
Subtotal	3,598,366	2,687,485
Other financial instruments
Commercial loans	90,354	55,005
Mortgage loans	201,232	19,898
Subtotal	291,586	74,903

Total	3,889,952	2,762,388
a.As of December 31, 2025 and 2024 detail of financial debt instruments is as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Chilean Central Bank and Government financial instruments
Chilean Central Bank financial instruments	-	199,903
Chilean Treasury bonds and notes	2,825,238	1,273,701
Other Chilean government financial instruments	-	-
Subtotal	2,825,238	1,473,604
of which sold under repurchase agreement	1,789,703	397,334
Other Chilean debt financial instruments
Other Chilean bank financial instruments	3,484	5,006
Other Chilean financial instruments	-	-
Subtotal	3,484	5,006
of which sold under repurchase agreement	-	-
Foreign debt financial instruments
Foreign debt financial instruments of governments and fiscal entities	769,644	1,001,105
Other foreign debt financial instruments	-	207,770
Subtotal	769,644	1,208,875
of which sold under repurchase agreement	-	-
Total	3,598,366	2,687,485
The Bank holds instruments, within “Chilean Central Bank and government securities”, which guarantee derivatives transactions through Comder Contraparte Central S.A., in the local market as of December 31, 2025 and 2024 for an amount of Ch$223,000 and Ch$138,000, respectively, while “Foreign debt financial instruments” guarantee margins for derivatives transactions through London Clearing House (LCH) as of December 31, 2025 and 2024 for an amount of Ch$405,311 and Ch$49,705, respectively. Additionally, the Bank maintains guarantees with Euroclear as of December 31, 2025 and 2024 for an amount of Ch$497,631 and Ch$484,624, respectively, to comply with the initial margin required by European EMIR Standard.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued
The credit risk provisions associated with debt instruments, commercial placements and housing as of December 31, 2025 and 2024, are:

	As of December 31,
	2025	2024
	MCh$	MCh$
Debts financial instruments	636	415
Commercial loans	4,487	1,141
Mortgage loans	176	23
As of December 31, 2024, changes in fair value of financial assets measured at FVOCI included a cumulative net unrealized loss of MCh$67,161, recorded as “valuation adjustment” in OCI, where MCh$69,012 (loss) are attributable to shareholders equity and MCh$1,851 (profit) to non-controlling interest. As of December 31, 2025, changes in fair value of financial assets measured at FVOCI included a cumulative net unrealized loss of MCh$77,905, recorded as “valuation adjustment” in OCI, where MCh$80,320 (loss) are attributable to shareholders equity and MCh$2,415 (profit) to non-controlling interest.
The changes in the fair value and the corresponding ECL of debt instruments as of December 31, 2025 is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
Balance at January 1, 2025	2,687,485	-	-	2,687,485
New financial assets purchased	6,733,987	-	-	6,733,987
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(5,891,983)	-	-	(5,891,983)
Changes in measument of financial assets	68,877	-	-	68,877
Other adjustments	-	-	-	-
At December 31, 2025	3,598,366	-	-	3,598,366

	Stage 1	Stage 2	Stage 3	TOTAL
ECL at January 1, 2025	415	-	-	415
New financial assets purchased	927	-	-	927
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(726)	-	-	(726)
Changes due to changes in credit risk	20	-	-	20
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2025	636	-	-	636

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued
The changes in the fair value and the corresponding ECL of debt instruments as of December 31, 2024 is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
Balance at January 1, 2024	4,536,025	-	-	4,536,025
New financial assets purchased	15,287,999	-	-	15,287,999
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(17,299,536)	-	-	(17,299,536)
Changes in measument of financial assets	162,997	-	-	162,997
Other adjustments	-	-	-	-
At December 31, 2024	2,687,485	-	-	2,687,485

	Stage 1	Stage 2	Stage 3	TOTAL
ECL at January 1, 2024	787	-	-	787
New financial assets purchased	2,386	-	-	2,386
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(2,763)	-	-	(2,763)
Changes due to changes in credit risk	5	-	-	5
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2024	415	-	-	415
Gross profits and losses realized on the sale of available for sale investments as of December 31, 2025, 2024 and 2023 is as follows:

	As of December 31,
	2025	2024	2023
	MCh$	MCh$	MCh$
Sale of debt financial instruments at FVOCI generating realized profits	1,211,807	3,548,049	6,837,112
Realized profits	333	9,038	392
Sale of debt financial instruments at FVOCI generating realized losses	526,716	1,235,689	1,605,762
Realized losses	1,659	55,998	134,485
The Bank evaluated those instruments with unrealized losses as of December 31, 2025 and 2024 and concluded they were not impaired. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no significant or prolonged declines nor changes in credit risk which would cause impairment in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2025 and 2024 were not in a continuing unrealized loss position for more than one year.
b.Other financial instruments
The Bank classifies certain loans and account receivables at fair value through other comprehensive income (FVOCI), when a credit operation exceeds single client exposure under the Bank’s credit risk policy. Initially, the risk committee approves the full operation with the condition to sell a portion of the loan in the medium term.
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued
The changes in the fair value and the corresponding ECL of commercial loans as of December 31, 2025 is as follows:

Commercial loans	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2025	56,146	-	-	56,146
New financial assets originated	44,500			44,500
Transfers to stage 1	(17,770)	17,770	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	(18,211)	18,211	-
Assets derecognised or matured (excluding write-off)	(653)	-	-	(653)
Changes in measument of financial assets	(4,418)	441	(1,175)	(5,152)
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2025	77,805	-	17,036	94,841

Commercial loans	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2025	1,141	-	-	1,141
New financial assets originated	147			147
Transfers to stage 1	(590)	676	-	86
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	(318)	4,291	3,973
Assets derecognised or matured (excluding write-off)	-	-	-	-
Changes due to changes un credit risk	(502)	(358)	-	(860)
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2025	196	-	4,291	4,487
The changes in the fair value and the corresponding ECL of commercial loans as of December 31, 2024 is as follows:

Commercial loans	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2024	105,382	-	-	105,382
New financial assets originated	36,909			36,909
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(89,808)	-	-	(89,808)
Changes in measument of financial assets	3,663	-	-	3,663
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2024	56,146	-	-	56,146

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

Commercial loans	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2024	125	-	-	125
New financial assets originated	148			148
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(29)	-	-	(29)
Changes due to changes un credit risk	897	-	-	897
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2024	1,141	-	-	1,141
The changes in the fair value and the corresponding ECL of mortgage loans as of December 31, 2025 is as follows:

Mortgage loans	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2025	19,921	-	-	19,921
New financial assets originated	251,444			251,444
Transfers to stage 1	5,016	(5,016)	-	-
Transfers to stage 2	(5,141)	5,141	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(37,630)	(918)	-	(38,548)
Changes in measument of financial assets	(32,202)	793	-	(31,409)
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2025	201,408	-	-	201,408
During 2025, the Bank carried out the sale of 276 housing portfolio transactions at fair value with effects on other comprehensive income, for an amount of approximately $38,548 million, generating an effect on results of approximately $1,469 million.

Mortgage loans	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2025	23	-	-	23
New financial assets originated	183	-	-	183
Transfers to stage 1	19	(86)	-	(67)
Transfers to stage 2	(28)	99	-	71
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	(8)	(2)	-	(10)
Changes due to changes un credit risk	11	(2)	-	9
Write-off	(24)	(9)	-	(33)
Other adjustments	-	-	-	-
At December 31, 2025	176	-	-	176

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued
The changes in the fair value and the corresponding ECL of mortgage loans as of December 31, 2024 is as follows:

Mortgage loans	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2024	-	-	-	-
New financial assets originated	21,060			21,060
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	-	-	-	-
Changes in measument of financial assets	(1,139)	-	-	(1,139)
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2024	19,921	-	-	19,921

Mortgage loans	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2024	-	-	-	-
New financial assets originated	22	-	-	22
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognised or matured (excluding write-off)	-	-	-	-
Changes due to changes un credit risk	1	-	-	1
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2024	23	-	-	23

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued
The following charts show debt instruments at fair value through other comprehensive income cumulative unrealized losses, as of December 31, 2025:

	Less than 12 months				More than 12 months				Total
2025	Amortised cost	Fair value	Unrealized profit	Unrealized loss	Amortised cost	Fair value	Unrealized profit	Unrealized loss	Amortised cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities					-	-	-	-
Chilean Central Bank financial instruments	-	-	-	-	-	-	-	-	-	-	-	-
Chilean Treasury bonds and notes	2,872,436	2,825,238	22,421	(69,619)	-	-	-	-	2,872,436	2,825,238	22,421	(69,619)
Other Chilean government financial instruments	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	2,872,436	2,825,238	22,421	(69,619)	-	-	-	-	2,872,436	2,825,238	22,421	(69,619)

Other Chilean debt financial securities
Chilean Bank debt financial instruments	3,450	3,484	34	-	-	-	-	-	3,450	3,484	34	-
Other Chilean financial instruments	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	3,450	3,484	34	-	-	-	-	-	3,450	3,484	34	-

Foreign financial debt securities
Foreign debt financial instruments of governments and fiscal entities	769,747	769,644	1,278	(1,381)	-	-	-	-	769,747	769,644	1,278	(1,381)
Other foreign debt financial instruments	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	769,747	769,644	1,278	(1,381)	-	-	-	-	769,747	769,644	1,278	(1,381)
Loans and account receivable from customer
Commercial loans	90,248	90,354	106	-	-	-	-	-	90,248	90,354	106	-
Mortgage loans	236,742	201,232	-	(35,510)					236,742	201,232	-	(35,510)
Subtotal	326,990	291,586	106	(35,510)	-	-	-	-	326,990	291,586	106	(35,510)

Total	3,972,623	3,889,952	23,839	(106,510)	-	-	-	-	3,972,623	3,889,952	23,839	(106,510)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 06 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued
The following charts show debt instruments at fair value through other comprehensive income cumulative unrealized losses, as of December 31, 2024:

	Less than 12 months				More than 12 months				Total
2024	Amortised cost	Fair value	Unrealized profit	Unrealized loss	Amortised cost	Fair value	Unrealized profit	Unrealized loss	Amortised cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government instruments					-	-	-	-
Chilean Central Bank financial instruments	199,943	199,903	3	(43)	-	-	-	-	199,943	199,903	3	(43)
Chilean Treasury bonds and notes	1,350,122	1,273,701	16,609	(93,030)	-	-	-	-	1,350,122	1,273,701	16,609	(93,030)
Other Chilean government financial instruments	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	1,550,065	1,473,604	16,612	(93,073)	-	-	-	-	1,550,065	1,473,604	16,612	(93,073)

Other Chilean debt financial securities
Chilean Bank debt financial instruments	5,023	5,006	7	(24)	-	-	-	-	5,023	5,006	7	(24)
Other Chilean financial instruments					-	-	-	-	-	-	-	-
Subtotal	5,023	5,006	7	(24)	-	-	-	-	5,023	5,006	7	(24)

Foreign financial debt instruments
Debt financial instruments of foreign governments and fiscal entities	1,002,107	1,001,105	2,903	(3,905)	-	-	-	-	1,002,107	1,001,105	2,903	(3,905)
Other foreign debt financial instruments	207,770	207,770	-	-	-	-	-	-	207,770	207,770	-	-
Subtotal	1,209,877	1,208,875	2,903	(3,905)	-	-	-	-	1,209,877	1,208,875	2,903	(3,905)
Loans and account receivable from customer
Commercial loans	53,914	55,005	1,091	-	-	-	-	-	53,914	55,005	1,091	-
Mortgage loans	21,441	19,898	-	(1,543)	-	-	-	-	21,441	19,898	-	(1,543)
Subtotal	75,355	74,903	1,091	(1,543)	-	-	-	-	75,355	74,903	1,091	(1,543)
					-	-	-	-
Total	2,840,320	2,762,388	20,613	(98,545)	-	-	-	-	2,840,320	2,762,388	20,613	(98,545)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING
As of December 31, 2025 and 2024 the Bank holds the following portfolio of derivative instruments for hedging purposes:

	As of December 31, 2025
	Notional amount								Fair value
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Interest rate swaps	-	-	-	175,000	2,075,449	752,638	180,138	3,183,225	580	103,009
Cross currency swaps	-	208,960	836,741	3,432,758	2,185,078	1,142,547	2,069,995	9,876,079	202,632	421,620
Subtotal	-	208,960	836,741	3,607,758	4,260,527	1,895,185	2,250,133	13,059,304	203,212	524,629
Cash flow hedge derivatives
Currency forwards	-	272,306	311,863	1,076,376	-	-	-	1,660,545	5,843	20,706
Cross currency swaps	-	589,136	1,673,048	3,546,146	3,814,876	2,844,561	553,938	13,021,705	52,137	367,381
Subtotal	-	861,442	1,984,911	4,622,522	3,814,876	2,844,561	553,938	14,682,250	57,980	388,087
Total	-	1,070,402	2,821,652	8,230,280	8,075,403	4,739,746	2,804,071	27,741,554	261,192	912,716

	As of December 31, 2024
	Notional amount								Fair value
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Interest rate swaps	-	-	-	2,047,050	1,153,300	543,000	397,640	4,140,990	40,062	78,329
Cross currency swaps	-	841,009	224,877	2,093,135	3,127,813	1,177,983	1,436,626	8,901,443	462,924	243,723
Subtotal	-	841,009	224,877	4,140,185	4,281,113	1,720,983	1,834,266	13,042,433	502,986	322,052
Cash flow hedge derivatives
Currency forwards	-	149,115	160,050	1,861,085	-	-	-	2,170,250	65,196	-
Cross currency swaps	-	889,661	1,989,477	3,491,191	7,437,766	528,886	1,153,235	15,490,216	275,446	576,342
Subtotal	-	1,038,776	2,149,527	5,352,276	7,437,766	528,886	1,153,235	17,660,466	340,642	576,342
Total	-	1,879,785	2,374,404	9,492,461	11,718,879	2,249,869	2,987,501	30,702,899	843,628	898,394

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2025 and 2024, classified by term to maturity:

	As of December 31, 2025
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and receivables from clients
Commercial loans	-	46,835	159,422	499,792	-	-	-	706,049
Investment instruments at AC
Chilean Sovereign Bond	-	-	-	-	16,640	172,675	295,483	484,798
Debt instruments at FVOCI
Chilean sovereign bonds	-	-	-	-	-	-	-	-
US Treasury bonds	-	-	-	-	585,448	-	-	585,448
Chilean Treasury bonds	-	-	38,346	-	884,866	472,500	250,350	1,646,062
Time deposits and other time liabilities
Time deposits	-	31,525	34,406	148,374	-	-	-	214,305
Issued debt instruments
Senior bonds	-	-	419,924	679,243	631,454	173,474	433,186	2,337,281
Subordinated bonds	-	-	-	198,639	-	180,138	-	378,777
Interbank borrowing
Interbank loans	-	130,600	184,643	891,686	90,070	-	-	1,296,999
Chilean Central Bank loans	-	-	-	-		-	-	-
Total	-	208,960	836,741	2,417,734	2,208,478	998,787	979,019	7,649,719
Hedging instrument
Cross Currency swaps	-	208,960	836,741	2,242,733	1,283,030	346,149	798,881	5,716,494
Interest rate swaps	-	-	-	175,001	925,448	652,638	180,138	1,933,225
Total	-	208,960	836,741	2,417,734	2,208,478	998,787	979,019	7,649,719

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued

	As of December 31, 2024
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and account receivable from clients
Commercial loans	-	-	62,628	81,516	-	-	-	144,144
Debt instruments at FVOCI
Chilean Sovereign bond	-	-	-	-	-	169,155	379,148	548,303
US Treasury bonds	-	-	-	497,050	-	-	-	497,050
Chilean Treasury bonds	-	-	-	-	328,347	204,603	-	532,950
Time deposits and other time liabilities
Time deposits	-	177,944	66,207	286,102	-	-	-	530,253
Issued debt instruments
Senior bonds	-	586,519	96,042	846,503	1,174,316	208,151	506,578	3,418,109
Subordinated bonds	-	-	-	-	192,083	-	352,487	544,570
Interbank borrowing
Interbank loans	-	76,546	-	427,463	-	-	-	504,009
Chilean Central Bank loans	-	-	-	-	-	-	-	-
Total	-	841,009	224,877	2,138,634	1,694,746	581,909	1,238,213	6,719,388
Hedging instrument
Cross currency swaps	-	841,009	224,877	1,641,584	1,391,446	438,909	840,573	5,378,398
Interest rate swaps	-	-	-	497,050	303,300	143,000	397,640	1,340,990
Total	-	841,009	224,877	2,138,634	1,694,746	581,909	1,238,213	6,719,388

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued
Cash flow micro-hedges
The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable interest rate. The inflation risk that arises in some items is covered by both forwards as well as cross currency swaps.
Below is the notional amount of the hedged items as of December 31, 2025 and 2024, and the period when the cash flows will be generated:

As of December 31, 2025
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable from clients
Mortgage loans	-	566,619	1,639,788	2,339,851	2,283,095	1,558,260	345,403	8,733,016
Commercial loans	-	-	-	607,586	364,807	444,450	-	1,416,843
Debt instruments at FVOCI
Chile Sovereign bond	-	-	-	-	-	-	-	-
Chilean Central Bank bonds	-	-	-	-	-	214,972	-	214,972
Chilean Treasury bonds	-	-	-	-	-	-	-	-
Time deposits and other time liabilities
Time deposits	-	-	-	-	-	-	-	-
Issued debt instruments
Senior bonds	-	-	-	-	-	-	-	-
Subordinated bonds	-	159,720	255,054	759,983	594,136	491,774	208,535	2,469,202
Interbank borrowings
Interbank loans	-	135,103	90,069	915,102	572,838	135,105	-	1,848,217
Total	-	861,442	1,984,911	4,622,522	3,814,876	2,844,561	553,938	14,682,250
Hedging instrument
Cross currency swaps	-	589,136	1,673,049	3,546,145	3,814,876	2,844,561	553,938	13,021,705
Currency forward	-	272,306	311,862	1,076,377	-	-	-	1,660,545
Total	-	861,442	1,984,911	4,622,522	3,814,876	2,844,561	553,938	14,682,250

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued

As of December 31, 2024
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable from clients
Mortgage loans	-	680,900	1,623,426	2,208,482	5,622,165	144,203	728,129	11,007,305
Debt instruments at FVOCI
Chilean Treasury bonds	-	-	-	-	-	-	191,906	191,906
Deposits and other time deposits
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued
i.Forecasted cash flows for interest rate risk
Below is an estimate of the periods in which cash flows are expected to be produced:

	As of December 31, 2025
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	6,927	-	56	113	56	-	7,152
Outflows	-	(29,339)	(4,589)	(31,407)	(7,613)	(1,112)	(2,016)	(76,076)
Net flows	-	(22,412)	(4,589)	(31,351)	(7,500)	(1,056)	(2,016)	(68,924)
Hedging instrument
Inflows	-	(6,927)	-	(56)	(113)	(56)	-	(7,152)
Outflows (*)	-	29,339	4,589	31,407	7,613	1,112	2,016	76,076
Net flows	-	22,412	4,589	31,351	7,500	1,056	2,016	68,924
(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2024
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	558	57	113	113	-	841
Outflows	-	(7,111)	(9,001)	(67,113)	(44,193)	(2,010)	(2,322)	(131,750)
Net flows	-	(7,111)	(8,443)	(67,056)	(44,080)	(1,897)	(2,322)	(130,909)
Hedging instrument
Inflows	-	-	(558)	(57)	(113)	(113)	-	(841)
Outflows (*)	-	7,111	9,001	67,113	44,193	2,010	2,322	131,750
Net flows	-	7,111	8,443	67,056	44,080	1,897	2,322	130,909
(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.
ii.Forecasted cash flows for inflation risk:

	As of December 31, 2025
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	305,137	219,141	211,825	253,780	263,110	117,732	1,370,725
Outflows	-	(33,807)	(5,273)	(17,797)	(2,488)	(49,025)	-	(108,390)
Net flows	-	271,330	213,868	194,028	251,292	214,085	117,732	1,262,335
Hedging instrument
Inflows	-	33,807	5,273	17,797	2,488	49,025	-	108,390
Outflows	-	(305,137)	(219,141)	(211,825)	(253,780)	(263,110)	(117,732)	(1,370,725)
Net flows	-	(271,330)	(213,868)	(194,028)	(251,292)	(214,085)	(117,732)	(1,262,335)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued

	As of December 31, 2024
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	106,476	173,281	469,031	628,318	63,681	357,048	1,797,835
Outflows	-	-	(2,004)	(40,788)	(53,291)	(51,136)	-	(147,219)
Net flows	-	106,476	171,277	428,243	575,027	12,545	357,048	1,650,616
Hedging instrument
Inflows	-	-	2,004	40,788	53,291	51,136	-	147,219
Outflows	-	(106,476)	(173,281)	(469,031)	(628,318)	(63,681)	(357,048)	(1,797,835)
Net flows	-	(106,476)	(171,277)	(428,243)	(575,027)	(12,545)	(357,048)	(1,650,616)
iii.Forecasted cash flows for exchange rate risk

	As of December 31, 2025
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(84,819)	-	(1,659)	(3,482)	(116)	(58)	(90,134)
Net flows	-	(84,819)	-	(1,659)	(3,482)	(116)	(58)	(90,134)
Hedging instrument
Inflows	-	-	-	-	-	-	-	-
Outflows	-	84,819	-	1,659	3,482	116	58	90,134
Net flows	-	84,819	-	1,659	3,482	116	58	90,134

	As of December 31, 2024
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(137,929)	(155,634)	(181,771)	(3,633)	(1,722)	-	(480,689)
Net flows	-	(137,929)	(155,634)	(181,771)	(3,633)	(1,722)	-	(480,689)
Hedging instrument
Inflows	-	-	-	-	-	-	-	-
Outflows	-	137,929	155,634	181,771	3,633	1,722	-	480,689
Net flows	-	137,929	155,634	181,771	3,633	1,722	-	480,689

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued
b.Other comprehensive income effect
The accumulated effect of the mark to market adjustment of cash flow hedges generated by hedge instruments used in hedged cash flow was recorded in the Consolidated Statements of Changes in Equity, within other comprehensive income, as of December 31, 2025 and 2024, is as follows:

	As of December 31,
Hedged item	2025	2024
	MCh$	MCh$
Interbank loans	(12,474)	(9,630)
Time deposits and other time liabilities	-	(138)
Issued debt instruments	(11,658)	3,972
Debt instruments at FVOCI	(597)	19,449
Loans and accounts receivable at amortised cost	7,541	(91,454)
Total	(17,188)	(77,801)
Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly effective, which means that fluctuations of fair value attributable to risk components are almost completely offset.
During the current year, the Bank did not enter into any cash flow hedges relating to forecasted transactions.
c.P&L effect
The amounts recycling from other comprehensive income to income for the year related to cash flow hedges are as follows:

	For the years ended December 31,
	2025	2024	2023
	MCh$	MCh$	MCh$
Bond hedging derivatives	1,008	1,288	817
Interbank loans hedging derivatives	(2,811)	—	(4,775)
Mortgage loans hedging derivatives	(20,203)	(36,625)	(36,154)
Cash flow hedge net gain (loss)	(22,006)	(35,337)	(40,112)
See Note 21 - Equity, letter e, for other comprehensive income reconciliation
d.Net investment hedges in foreign operations
As of December 31, 2025, and 2024, the Bank does not have any foreign net investment hedges nor hedge accounting.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 07 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING, continued
e.Fair value macro-hedges

	Notional amount
As of December 31, 2025	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Loans and account receivable at amortised cost
Mortgage loans	-	-	-	-	-	83,860	294,067	377,927
Commercial loans	-	-	-	1,190,024	2,052,049	812,538	977,047	5,031,658
Total	-	-	-	1,190,024	2,052,049	896,398	1,271,114	5,409,585
Hedging instrument
Cross currency swaps	-	-	-	1,190,024	902,049	796,398	1,271,114	4,159,585
Interest rate swaps	-	-	-	-	1,150,000	100,000	-	1,250,000
Total	-	-	-	1,190,024	2,052,049	896,398	1,271,114	5,409,585

	Notional amount
As of December 31, 2024	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Loans and account receivable at amortised cost
Mortgage loans	-	-	-	-	-	-	377,928	377,928
Commercial loans	-	-	-	2,001,551	2,586,367	1,139,074	218,125	5,945,117
Total	-	-	-	2,001,551	2,586,367	1,139,074	596,053	6,323,045
Hedging instrument
Cross currency swaps	-	-	-	451,551	1,736,367	739,074	596,053	3,523,045
Interest rate swaps	-	-	-	1,550,000	850,000	400,000	-	2,800,000
Total	-	-	-	2,001,551	2,586,367	1,139,074	596,053	6,323,045
As of December 31, 2025, and 2024 Other Assets include MCh$119,790 and MCh$155,587 respectively, related to fair value measurement of net assets or liabilities subject to macrohedges. See Note 14.
As of December 31, 2025, and 2024, Other Liabilities include MCh$51,690 and MCh$76,540 respectively, related to fair value measurement of net assets or liabilities subject to macrohedges. See Note 20.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST
As of December 31, 2025 and 2024 the composition and balances are as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Rights under repurchase agreements
Foreign banks transactions	277,410	–
Other Chilean entities transactions	150,736	153,135
Impairment on rights under repurchase agreements	(163)	(48)
Subtotal	427,983	153,087
Debt financial instruments
Chilean Central Bank and Government instruments	5,098,597	4,852,552
Foreign debt financial instruments	427,790	324,527
Impairment on debt financial instruments	(1,145)	(1,074)
Subtotal	5,525,242	5,176,005
Interbank loans
Foreign banks	68,176	31,282
Subtotal	68,176	31,282
Loans and account receivable from customers
Commercial loans	16,723,429	17,135,751
Mortgage loans	17,194,110	17,333,399
Consumer loans	5,724,707	5,630,722
Subtotal	39,642,246	40,099,872

Total	45,663,647	45,460,246
a.Rights under repurchase agreements
The Bank as of December 31, 2025 and 2024 presents the following balances:

	As of December 31, 2025					As of December 31, 2024
	On demand	Up to 1 months	Between 1 month and 3 months	Between 3 month and 12 months	Total	On demand	Up to 1 months	Between 1 month and 3 months	Between 3 month and 12 months	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Foreign banks transactions
Other banks transactions	–	277,410	–	–	277,410	–	–	–	–	–
Foreign Central banks transactions	–	–	–	–	–	–	–	–	–	–
Rights under lending agreements	–	–	–	–	–	–	–	–	–	–
Subtotal	–	277,410	–	–	277,410	–	–	–	–	–
Other local entities transactions
Repurchase agreements	–	95,643	27,120	27,973	150,736	–	107,359	45,776	–	153,135
Rights under lending agreements	–	–	–	–	–	–	–	–	–	–
Subtotal	–	95,643	27,120	27,973	150,736	–	107,359	45,776	–	153,135

Total	–	373,053	27,120	27,973	428,146	–	107,359	45,776	–	153,135
The accumulated credit impairment related to securities lending and covenant operations amounts to $163 million and $48 million as of December 31, 2025 and 2024, respectively.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
The changes in the carrying amount and the corresponding ECL of Rights under repurchase agreements as of December 31, 2025 is as follows:

	Stage1 MCh$	Stage2 MCh$	Stage3 MCh$	TOTAL MCh$
Balance as of January 1, 2025	153,135	–	–	153,135
Changes in measurement of financial assets	(14,045)	–	–	(14,045)
Transfers to stage 1	–	–	–	–
Transfers to stage 2	–	–	–	–
Transfers to stage 3	–	–	–	–
New transactions	5,723,236	–	–	5,723,236
Maturity transactions	(5,434,180)	–	–	(5,434,180)
At December 31, 2025	428,146	–	–	428,146

	Stage1 MCh$	Stage2 MCh$	Stage3 MCh$	TOTAL MCh$
ECL as of January 1, 2025	48	–	–	48
Changes in measurement of financial assets	20	–	–	20
Transfers to stage 1	–	–	–	–
Transfers to stage 2	–	–	–	–
Transfers to stage 3	–	–	–	–
New transactions	1,204	–	–	1,204
Maturity transactions	(1,109)	–	–	(1,109)
At December 31, 2025	163	–	–	163
The changes in the carrying amount and the corresponding ECL of Rights under repurchase agreements as of December 31, 2024 is as follows:

	Stage1 MCh$	Stage2 MCh$	Stage3 MCh$	TOTAL MCh$
Balance as of January 1, 2024	–	–	–	–
Changes in measurement of financial assets	(79,924)	–	–	(79,924)
Transfers to stage 1	–	–	–	–
Transfers to stage 2	–	–	–	–
Transfers to stage 3	–	–	–	–
New transactions	451,449	–	–	451,449
Maturity transactions	(218,390)	–	–	(218,390)
At December 31, 2024	153,135	–	–	153,135

	Stage1 MCh$	Stage2 MCh$	Stage3 MCh$	TOTAL MCh$
ECL as of January 1, 2024	–	–	–	–
Changes in measurement of financial assets	(26)	–	–	(26)
Transfers to stage 1	–	–	–	–
Transfers to stage 2	–	–	–	–
Transfers to stage 3	–	0	0	–
New transactions	133	–	–	133
At December 31, 2024	48	–	–	48

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
b.Debt financial instruments
The detail of the instruments classified as Debt instruments at amortised cost is as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank financial instruments	-	-
Chilean Treasury bonds and notes	5,098,597	4,852,552
Other Chilean government financial instruments	-	-
Subtotal	5,098,597	4,852,552
of which sold under repurchase agreement	1,267,464	-
Foreign debt financial instruments
Other foreign debt financial instruments	427,790	324,527
Subtotal	427,790	324,527

Expected credit loss allowance	(1,145)	(1,074)

Total	5,525,242	5,176,005
In the "Chilean Central Bank and Government securities" category, instruments are maintained that guarantee margins for derivatives transactions through Comder Contraparte Central S.A. in the amounts of $83,830 million and $79,400 million as of December 31, 2025 and 2024, respectively. Additionally, guarantees are maintained for operations through the "Camara de pagos bajo valor" (CPBV) in the amounts of $91,198 million and $179,179 million as of December 31, 2025 and 2024, respectively. In "other foreign debt financial instrument", instruments for derivative operations are maintained for $305,248 million and $133,381 million as of December 31, 2025 and 2024.
The changes in the carrying amount and the corresponding ECL as of December 31, 2025 is as follows:

	Stage1 MCh$	Stage2 MCh$	Stage3 MCh$	TOTAL MCh$
Balance as of January 1, 2025	5,177,079	-	-	5,177,079
Changes in measurement of financial assets	133,181	-	-	133,181
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
New transactions	-	-	-	-
Maturity transactions	216,127	-	-	216,127
At December 31, 2025	5,526,387	-	-	5,526,387

	Stage1 MCh$	Stage2 MCh$	Stage3 MCh$	TOTAL MCh$
ECL as of January 1, 2025	1,074	-	-	1,074
Changes in measurement of financial assets	43	-	-	43
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
New transactions	28	-	-	28
Maturity transactions	-	-	-	-
At December 31, 2025	1,145	-	-	1,145

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
The changes in the carrying amount and the corresponding ECL as of December 31, 2024 is as follows:

	Stage1 MCh$	Stage2 MCh$	Stage3 MCh$	TOTAL MCh$
Balance as of January 1, 2024	8,178,624	-	-	8,178,624
Changes in measurement of financial assets	(1,276,804)	-	-	(1,276,804)
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
New transactions	5,945,707	-	-	5,945,707
Maturity transactions	(7,670,448)	-	-	(7,670,448)
At December 31, 2024	5,177,079	-	-	5,177,079

	Stage1 MCh$	Stage2 MCh$	Stage3 MCh$	TOTAL MCh$
ECL at January 1, 2024	1,729	-	-	1,729
Changes in measurement of financial assets	1,256	-	-	1,256
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
New transactions	(1,621)	-	-	(1,621)
Maturity transactions	(290)	-	-	(290)
At December 31, 2024	1,074	-	-	1,074

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
c.Interbank Loans and Loans and account receivable from customers

	Assets before allowances				ECL allowance
As of December 31, 2025	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans
Foreign banks	68,178	-	-	68,178	2	-	-	2	68,176
Subtotal	68,178	-	-	68,178	2	-	-	2	68,176
Commercial loans
Commercial loans	11,031,947	1,118,778	1,139,900	13,290,625	49,495	59,382	433,426	542,303	12,748,322
Foreign trade loans	1,688,276	63,585	34,452	1,786,313	2,827	13,768	17,692	34,287	1,752,026
Checking accounts debtors	96,594	3,989	7,625	108,208	1,207	324	4,312	5,843	102,365
Credit card debtors	120,497	23,085	10,629	154,211	1,779	1,933	6,072	9,784	144,427
Factoring transactions	922,310	6,534	8,801	937,645	444	30	3,210	3,684	933,961
Leasing transactions	825,526	106,745	43,475	975,746	2,881	6,686	21,736	31,303	944,443
Student loans	18,923	4,089	6,758	29,770	640	357	5,293	6,290	23,480
Other loans and accounts receivable	65,812	5,103	10,402	81,317	1,518	716	4,678	6,912	74,405
Subtotal	14,769,885	1,331,908	1,262,042	17,363,835	60,791	83,196	496,419	640,406	16,723,429
Mortgage loans
Loans with mortgage finance bonds	-	-	14	14	-	-	3	3	11
Endorsable mortgage mutual loans	205	28	17	250	6	15	5	26	224
Mortgage mutual financed with mortgage bonds	65,814	8,950	2,444	77,208	180	704	383	1,267	75,941
Other mortgage mutual loans	14,316,203	1,938,971	1,007,345	17,262,519	16,155	62,676	166,705	245,536	17,016,983
Other credit and account receivable	88,198	6,877	8,497	103,572	171	400	2,050	2,621	100,951
Subtotal	14,470,420	1,954,826	1,018,317	17,443,563	16,512	63,795	169,146	249,453	17,194,110
Consumer loans
Installment consumer loans	3,047,626	511,715	297,027	3,856,368	49,576	60,756	163,881	274,213	3,582,155
Checking account debtors	99,796	30,772	6,770	137,338	865	1,329	4,446	6,640	130,698
Credit card debtors	1,677,720	352,897	31,074	2,061,691	8,658	27,432	15,516	51,606	2,010,085
Leasing transactions	1,509	62	5	1,576	15	3	3	21	1,555
Other consumer loans	73	115	143	331	16	41	60	117	214
Subtotal	4,826,724	895,561	335,019	6,057,304	59,130	89,561	183,906	332,597	5,724,707

Total	34,135,207	4,182,295	2,615,378	40,932,880	136,435	236,552	849,471	1,222,458	39,710,422
During 2025, the Bank sold commercial loans and leasing loans for $12,867 million and $17,945 million, respectively, to unrelated Chilean financial entities.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
a.Interbank loans
The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2025, is as follows:

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2025	31,283	-	-	-	-	-	31,283
Transfers:
Transfers from stage 1 to stage 2	-	-	-	-	-	-	-
Transfers from stage 1 to stage 3	-	-	-	-	-	-	-
Transfers from stage 2 to stage 3	-	-	-	-	-	-	-
Transfers from stage 2 to stage 1	-	-	-	-	-	-	-
Transfers from stage 3 to stage 2	-	-	-	-	-	-	-
Transfers from stage 3 to stage 1	-	-	-	-	-	-	-
Net changes of financial assets	41,452	-	-	-	-	-	41,452
Write-off	-	-	-	-	-	-	-
Other adjustments	(4,557)	-	-	-	-	-	(4,557)
At December 31, 2025	68,178	-	-	-	-	-	68,178

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2025	1	-	-	-	-	-	1
Transfers
Transfers from stage 1 to stage 2	-	-	-	-	-	-	-
Transfers from stage 1 to stage 3	-	-	-	-	-	-	-
Transfers from stage 2 to stage 3	-	-	-	-	-	-	-
Transfers from stage 2 to stage 1	-	-	-	-	-	-	-
Transfers from stage 3 to stage 2	-	-	-	-	-	-	-
Transfers from stage 3 to stage 1	-	-	-	-	-	-	-
Net changes of the exposure and modifications in credit risk	1	-	-	-	-	-	1
Write-off	-	-	-	-	-	-	-
Other adjustments	-	-	-	-	-	-	-
At December 31, 2025	2	-	-	-	-	-	2

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
b.Commercial loans
The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2025, is as follows:

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2025	10,910,686	4,321,411	812,464	527,752	759,254	489,587	17,821,154
Transfers:
Transfers from stage 1 to stage 2	(683,982)	(1,234,836)	683,982	1,234,836	-	-	-
Transfers from stage 1 to stage 3	(7,535)	(24,471)	-	-	7,535	24,471	-
Transfers from stage 2 to stage 3	-	-	(208,689)	(315,554)	208,689	315,554	-
Transfers from stage 2 to stage 1	245,955	924,918	(245,955)	(924,918)	-	-	-
Transfers from stage 3 to stage 2	-	-	19,127	120,031	(19,127)	(120,031)	-
Transfers from stage 3 to stage 1	-	1,230	-	-	-	(1,230)	-
Net changes of financial assets	(125,245)	458,168	(264,086)	(127,751)	(93,807)	(9,542)	(162,263)
Write-off	-	-	-	-	(108,438)	(191,495)	(299,933)
Other adjustments	(31,650)	15,236	(11,705)	32,374	(8,992)	9,614	4,877
At December 31, 2025	10,308,229	4,461,656	785,138	546,770	745,114	516,928	17,363,835

	Stage 1		Stage 2		Stage 3*
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2025	26,264	47,042	37,322	34,834	356,823	183,118	685,403
Transfers
Transfers from stage 1 to stage 2	(6,611)	(29,946)	47,907	104,595	-	-	115,945
Transfers from stage 1 to stage 3	(14)	(1,312)	-	-	2,169	5,925	6,768
Transfers from stage 2 to stage 3	-	-	(17,701)	(52,640)	71,419	124,041	125,119
Transfers from stage 2 to stage 1	(168)	10,970	(6,247)	(58,402)	-	-	(53,847)
Transfers from stage 3 to stage 2	-	-	4,588	10,719	(5,115)	(26,731)	(16,539)
Transfers from stage 3 to stage 1	-	25	-	-	-	(267)	(242)
Net changes of the exposure and modifications in credit risk	682	11,150	(16,183)	(5,457)	(3,387)	92,587	79,392
Write-off	-	-	-	-	(108,438)	(191,495)	(299,933)
Other adjustments	2,692	17	(192)	53	(4,287)	57	(1,660)
At December 31, 2025	22,845	37,946	49,494	33,702	309,184	187,235	640,406
*ECL allowance of corporate loans in stage 3, includes MCh$151,682 from cash flow discounted methodology.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2024, is as follows:

	Stage 1		Stage 2		Stage 3
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2024	11,174,092	4,375,334	866,764	486,303	722,900	446,264	18,071,657
Transfers:
Transfers from stage 1 to stage 2	(535,745)	(1,108,548)	535,745	1,108,548	-	-	-
Transfers from stage 1 to stage 3	(1,674)	(24,780)	-	-	1,674	24,780	-
Transfers from stage 2 to stage 3	-	-	(162,278)	(328,832)	162,278	328,832	-
Transfers from stage 2 to stage 1	238,276	802,344	(238,276)	(802,344)	-	-	-
Transfers from stage 3 to stage 2	-	-	15,818	161,388	(15,818)	(161,388)	-
Transfers from stage 3 to stage 1	-	(4,471)	-	-	-	4,471	-
Net changes of financial assets	356	326,487	(195,131)	(117,497)	2,469	(30,580)	(13,896)
Write-off	-	-	-	-	(113,299)	(124,000)	(237,299)
Other adjustments	35,381	(44,955)	(10,178)	20,186	(950)	1,208	692
At December 31, 2024	10,910,686	4,321,411	812,464	527,752	759,254	489,587	17,821,154

	Stage 1		Stage 2		Stage 3*
	Corporate	Other commercial	Corporate	Other commercial	Corporate	Other commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2024	23,668	37,913	35,714	31,921	343,056	187,322	659,594
Transfers
Transfers from stage 1 to stage 2	(3,579)	(27,395)	11,418	90,547	-	-	70,991
Transfers from stage 1 to stage 3	(8)	(1,102)	-	-	212	4,967	4,069
Transfers from stage 2 to stage 3	-	-	(11,419)	(46,020)	54,694	102,745	100,000
Transfers from stage 2 to stage 1	1,261	8,777	(6,304)	(48,605)	-	-	(44,871)
Transfers from stage 3 to stage 2	-	-	3,132	15,908	(5,738)	(33,554)	(20,252)
Transfers from stage 3 to stage 1	-	(341)	-	-	-	1,538	1,197
Net changes of the exposure and modifications in credit risk	6,539	29,205	5,347	(9,481)	78,060	43,907	153,577
Write-off	-	-	-	-	(113,299)	(124,000)	(237,299)
Other adjustments	(1,617)	(15)	(566)	564	(162)	193	(1,603)
At December 31, 2024	26,264	47,042	37,322	34,834	356,823	183,118	685,403
*ECL allowance of corporate loans in stage 3, includes MCh$165,935 from cash flow discounted methodology.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
c.Mortgage loans
The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2025, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2025	14,762,656	1,944,932	852,181	17,559,769
Transfers:
Transfers from stage 1 to stage 2	(3,761,615)	3,761,615	-	-
Transfers from stage 1 to stage 3	(36,203)	-	36,203	-
Transfers from stage 2 to stage 3	-	(570,669)	570,669	-
Transfers from stage 2 to stage 1	3,383,579	(3,383,579)	-	-
Transfers from stage 3 to stage 2	-	363,350	(363,350)	-
Transfers from stage 3 to stage 1	4,181	-	(4,181)	-
Net changes of financial assets	117,822	(160,823)	(11,081)	(54,082)
Write-off	-	-	(62,124)	(62,124)
Other adjustments	-	-		-
At December 31, 2025	14,470,420	1,954,826	1,018,317	17,443,563

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2025	10,347	60,330	155,693	226,370
Transfers
Transfers from stage 1 to stage 2	(12,829)	88,524	-	75,695
Transfers from stage 1 to stage 3	(335)	-	12,651	12,316
Transfers from stage 2 to stage 3	-	(38,888)	85,767	46,879
Transfers from stage 2 to stage 1	6,574	(79,047)	-	(72,473)
Transfers from stage 3 to stage 2	-	23,536	(53,969)	(30,433)
Transfers from stage 3 to stage 1	9	-	(689)	(680)
Net changes of the exposure and modifications in credit risk	12,746	9,340	31,817	53,903
Write-off			(62,124)	(62,124)
Other adjustments	-	-	-	-
At December 31, 2025	16,512	63,795	169,146	249,453

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2024, is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2024	14,635,723	1,713,185	724,531	17,073,439
Transfers:
Transfers from stage 1 to stage 2	(3,369,333)	3,369,333	-	-
Transfers from stage 1 to stage 3	(35,377)	-	35,377	-
Transfers from stage 2 to stage 3	-	(628,525)	628,525	-
Transfers from stage 2 to stage 1	2,873,839	(2,873,839)	-	-
Transfers from stage 3 to stage 2	-	476,841	(476,841)	-
Transfers from stage 3 to stage 1	-		-	-
Net changes of financial assets	654,681	(112,062)	(15,611)	527,008
Write-off	-		(43,800)	(43,800)
Other adjustments	3,123	(1)	-	3,122
At December 31, 2024	14,762,656	1,944,932	852,181	17,559,769

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2024	8,651	53,371	154,111	216,133
Transfers
Transfers from stage 1 to stage 2	(6,317)	82,155	-	75,838
Transfers from stage 1 to stage 3	(152)	-	2,088	1,936
Transfers from stage 2 to stage 3	-	(31,271)	69,241	37,970
Transfers from stage 2 to stage 1	6,727	(72,900)	-	(66,173)
Transfers from stage 3 to stage 2	-	39,601	(82,961)	(43,360)
Transfers from stage 3 to stage 1	-	-	-	-
Net changes of the exposure and modifications in credit risk	1,438	(10,626)	57,014	47,826
Write-off	-	-	(43,800)	(43,800)
Other adjustments	-	-	-	-
At December 31, 2024	10,347	60,330	155,693	226,370

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 08 - FINANCIAL ASSETS AT AMORTISED COST, continued
d.Consumer loans
The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2025, is as follows:

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2025	4,928,084	679,756	303,798	5,911,638
Transfers:
Transfers from stage 1 to stage 2	(2,340,745)	2,340,745	-	-
Transfers from stage 1 to stage 3	(60,627)	-	60,627	-
Transfers from stage 2 to stage 3	-	(423,803)	423,803	-
Transfers from stage 2 to stage 1	1,508,460	(1,508,460)	-	-
Transfers from stage 3 to stage 2	-	77,917	(77,917)	-
Transfers from stage 3 to stage 1	1,338	-	(1,338)	-
Net changes of financial assets	790,214	(270,594)	(24,149)	495,471
Write-off			(349,805)	(349,805)
Other adjustments				-
At December 31, 2025	4,826,724	895,561	335,019	6,057,304

	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2025	58,679	87,609	134,628	280,916
Transfers:
Transfers from stage 1 to stage 2	(47,403)	192,451	-	145,048
Transfers from stage 1 to stage 3	(6,469)	-	30,684	24,215
Transfers from stage 2 to stage 3	-	(150,076)	218,261	68,185
Transfers from stage 2 to stage 1	15,129	(93,140)	-	(78,011)
Transfers from stage 3 to stage 2	-	14,741	(33,871)	(19,130)
Transfers from stage 3 to stage 1	47	-	(915)	(868)
Net changes of the exposure and modifications in the credit risk	39,147	37,976	184,924	262,047
Write-off			(349,805)	(349,805)
Other adjustments				-
At December 31, 2025	59,130	89,561	183,906	332,597
The changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2024, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2024	4,512,156	790,276	295,918	5,598,350
Transfers:
Transfers from stage 1 to stage 2	(1,598,648)	1,598,648	-	-
Transfers from stage 1 to stage 3	(13,378)	-	13,378	-
Transfers from stage 2 to stage 3	-	(407,231)	407,231	-
Transfers from stage 2 to stage 1	1,120,827	(1,120,827)	-	-
Transfers from stage 3 to stage 2	-	56,750	(56,750)	-
Transfers from stage 3 to stage 1	(55,724)	-	55,724	-
Net changes of financial assets	962,821	(237,880)	(58,336)	666,605
Write-off	-	-	(353,290)	(353,290)
Other adjustments	30	20	(77)	(27)
At December 31, 2024	4,928,084	679,756	303,798	5,911,638

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As of December 31, 2025, the Bank maintains overlays for an amount of MCh$119,776. These overlays are intended to cover certain defaulted exposures within the mortgage and other commercial loan portfolios, as well as to cover the future expected impact of the recalibration of Macro economical forward-looking information postponed to the first quarter of 2026, which explains the increase in the closing balance for 2025 related to closing 2024 balance.
During 2024 the Bank updated the Significant Increase in Credit Risk (SICR) thresholds, which resulted in a decrease in the expected credit loss (ECL) allowance by MCh$353. As of December 31, 2024, the Bank maintains residual post-model adjustments (overlays) totaling MCh$89,994, intended to cover certain defaulted exposures within the mortgage and other commercial loan portfolios. Following a re-evaluation of the required level of overlays, based on recent experience and updated portfolio information, the Bank concluded that the level of coverage required as of December 31, 2024 was lower than that required as of December 31, 2023.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 09 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES
Investments in associates and other companies are shown in the following table:

	Ownership interest As of December 31,			Carrying value As of December 31,			Profit and loss As of December 31,
	2025%	2024%	2023%	2025 MCh$	2024 MCh$	2023 MCh$	2025 MCh$	2024 MCh$	2023 MCh$
Redbanc S.A.	33.43	33.43	33.43	5,748	4,717	4,168	1,122	581	255
Transbank S.A.	25.00	25.00	25.00	41,969	37,355	32,736	4,628	4,638	5,007
Centro de Compensación Automatizado S.A.	33.33	33.33	33.33	6,296	6,785	4,863	2,007	1,875	1,689
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	29.29	3,361	2,907	2,615	617	485	505
Cámara de Compensación de Alto Valor S.A.	13.72	13.72	15.00	1,376	1,194	1,199	217	133	88
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00	2,060	1,434	4,285	513	557	726
Servicios de Infraestructura de Mercado OTC S.A.	12.48	12.48	12.48	1,890	1,925	1,824	35	152	134
Subtotal				62,700	56,317	51,690	9,139	8,421	8,404
Shares or rights in other companies
Stock Exchanges				4,328	3,451	3,575	149	109	349
Others				12	17	19	1	3	10
Subtotal				4,340	3,468	3,594	150	112	359
Results from the sale of ownership in investment in companies
Companies in the country							-	1,903	-
Subtotal							-	1,903	-

Total				67,040	59,785	55,284	9,289	10,436	8,763
a.Equity instruments at fair value through other comprehensive income
As described in Note 1 g), the Bank has elected to measure equity instruments at FVOCI and thus present changes in the fair value in OCI. Those equity investment are considered “strategic investments”, are not held for trading and are not material.
Dividends are recognised in the income statements under “Income from investments in associates and other companies”.
The fair value of these equity investments is as follows:

	December 31,
	2025	2024
	MCh$	MCh$
Stock exchange	4,328	3,451
Others	12	17
Total	4,340	3,468

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 09 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued
b.Summary of financial information of associates as of and for the years ended December 31, 2025, 2024 and 2023:

	As of December 31,
	2025				2024				2023
	Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Redbanc S.A.	30,199	13,005	13,839	3,355	29,404	15,293	12,372	1,739	27,330	14,862	11,712	756
Transbank S.A.	1,450,233	1,282,356	147,802	20,075	1,503,575	1,354,156	137,956	11,463	1,409,045	1,278,102	111,143	19,800
Centro de Compensación Automatizado S.A.	22,268	3,980	12,266	6,022	23,420	3,628	14,167	5,625	17,362	3,280	9,024	5,058
Sociedad Interbancaria de Depósito de Valores S.A.	11,474	1	9,513	1,960	9,927	1	8,269	1,657	8,938	525	6,695	1,718
Cámara de Compensación de Alto Valor S.A.	11,209	1,607	8,021	1581	9,794	1,338	7,489	967	9,167	1343	7,252	572
Administrador Financiero del Transantiago S.A.	62,568	52,959	7,310	2,299	57,628	47,677	7,164	2,787	67,582	47,241	16,725	3,616
Servicios de Infraestructura de Mercado OTC S.A.	18,810	3,750	14,780	280	15,910	852	13,837	1221	32,888	18,578	13,250	1060
Total	1,606,761	1,357,658	213,531	35,572	1,649,658	1,422,945	201,254	25,459	1,572,312	1,363,931	175,801	32,580
c.Restrictions over the ability of associated companies to transfer funds to investors
There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends, refund of loans, or advance payments to the Bank.
d.Activity with respect to investments in other companies in 2025, 2025 and 2024 is as follows:

	As of December 31,
	2025	2024	2023
	MCh$	MCh$	MCh$
Opening balance as of January 1,	59,785	55,284	46,586
Acquisition of investments	-	-	-
Sale of investments	-	(106)	-
Participation in income	9,139	8,421	8,404
Dividends received	(3,385)	(966)	(2,944)
Other adjustments	1,501	(2,848)	3,238
Closing balances as of December 31,	67,040	59,785	55,284

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 10 - INTANGIBLE ASSETS
As of December 31, 2025 and 2024, the composition of intangible assets is as follows:

			As of December 31, 2025
	Average remaining useful life	Net opening balance as of January 1, 2025	Gross balance	Accumulated amortisation	Net balance
		MCh$	MCh$	MCh$	MCh$
Software development	2	88,669	475,790	(384,315)	91,475
Total		88,669	475,790	(384,315)	91,475

			As of December 31, 2024
	Average remaining useful life	Net opening balance as of January 1, 2024	Gross balance	Accumulated amortisation	Net balance
		MCh$	MCh$	MCh$	MCh$
Software development	2	97,551	430,867	(342,198)	88,669
Total		97,551	430,867	(342,198)	88,669
The changes in the value of intangible assets during the periods ended December 31, 2025 and December 31, 2024 is as follows:
i.Gross balance

Gross balances	Software development
MCh$
Balances as of January 1, 2025	430,867
Acquisitions	52,868
Disposals and impairment	—
Impairments (*)	(7,963)
Other	18
Balances as of December 31, 2025	475,790

Balances as of January 1, 2024	378,800
Acquisitions	44,559
Disposals and impairment	—
Impairments	—
Other	7,508
Balances as of December 31, 2024	430,867
(*) Corresponds to the book value of intangible assets with obsolescence that were impaired during the period 2025.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 10 - INTANGIBLE ASSETS. continued
ii.Accumulated amortisation

Accumulated amortisation	Software development
MCh$
Balances as of January 1, 2025	(342,198)
Year’s amortisation	(47,855)
Disposals	—
Impairment (*)	5,738
Other changes	—
Balances as of December 31, 2025	(384,315)

Balances as of January 1, 2024	(281,249)
Year’s amortization	(52,982)
Disposal	—
Impairment	—
Other changes	(7,967)
Balances as of December 31, 2024	(342,198)
(*) Corresponds to the amortization of intangible assets with obsolescence that were impaired during the period 2025.
The Bank has no restriction on intangible assets as of December 31, 2025 and 2024. Additionally, intangible assets have not been pledged as guarantee for fulfillment of financial liabilities, and the Bank has no debt related to Intangible assets as of those dates.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 11 - FIXED ASSETS
As of December 31, 2025 and 2024, the composition of property, plant, and equipment balances is as follows:

		As of December 31, 2025
	Net opening balance as of January 1, 2025	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Buildings	142,114	291,710	(173,904)	117,806
Land	14,020	11,343	-	11,343
Equipment	71,155	375,982	(324,408)	51,574
Other	24,557	134,950	(73,151)	61,799
Total	251,846	813,985	(571,463)	242,522

		As of December 31, 2024
	Net opening balance as of January 1, 2024	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Buildings	145,618	327,607	(185,493)	142,114
Land	14,631	14,020	-	14,020
Equipment	67,751	371,128	(299,973)	71,155
Other	23,823	100,972	(76,415)	24,557
Total	251,823	813,727	(561,881)	251,846
The changes in the value of property, plant, and equipment as of December 31, 2025 and 2024 is as follows:
i.Gross balance

2025	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2025	327,607	14,020	371,128	100,972	813,727
Additions	29,820	-	42,722	12,117	84,659
Disposals	(61,371)	(2,677)	(6,119)	(14,222)	(84,389)
Impairment due to damage	-	-	-	-	-
Other	(4,346)	-	(31,749)	36,083	(12)
Balances as of December 31, 2025	291,710	11,343	375,982	134,950	813,985

2024	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2024	318,881	14,631	343,038	99,732	776,282
Additions	26,515	-	29,404	7,242	63,161
Disposals	(8,967)	(493)	(10,446)	(4,389)	(24,295)
Impairment due to damage	(1,041)	-	-	-	(1,041)
Other	(7,781)	(118)	9,132	(1,613)	(380)
Balances as of December 31, 2024	327,607	14,020	371,128	100,972	813,727

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 11 - FIXED ASSETS, continued
ii.Accumulated depreciation

2025	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2025	(185,493)	-	(299,973)	(76,415)	(561,881)
Depreciation charges in the period	(21,852)	-	(31,162)	(8,375)	(61,389)
Sales and disposals in the period	33,441	-	6,727	11,639	51,807
Other	-	-	-	-	-
Balances as of December 31, 2025	(173,904)	-	(324,408)	(73,151)	(571,463)

2024	Buildings	Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2024	(173,263)	-	(275,287)	(75,909)	(524,459)
Depreciation charges in the period	(20,334)	-	(35,154)	(5,153)	(60,641)
Sales and disposals in the period	9,443	-	9,072	4,640	23,155
Other	(1,339)	-	1,396	7	64
Balances as of December 31, 2024	(185,493)	-	(299,973)	(76,415)	(561,881)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 12 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS
The composition of the right of use assets as of December 31, 2025 and 2024 is as follows:

		As of December 31, 2025
2025	Opening balances as of January 1, 2025	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Land and building	60,792	167,373	(137,458)	29,915
Total	60,792	167,373	(137,458)	29,915

		As of December 31, 2024
2024	Opening balances as of January 1, 2024	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Land and building	100,449	189,234	(128,442)	60,792
Total	100,449	189,234	(128,442)	60,792
The movement of the right of use assets under lease during the 2025 and 2024 period, is as follows:
i.Gross balance

2025	Land and building
MCh$
Balances as of January 1, 2025	189,234
Additions	6,589
Disposals	(28,450)
Impairment	-
Other	-
Balances as of December 31, 2025	167,373

2024	Land and building
MCh$
Balances as of January 1, 2024	215,411
Additions	8,507
Disposals	(35,049)
Impairment	365
Other	-
Balances as of December 31, 2024	189,234

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 12 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS, continued
ii.Accumulated amortisation

2025	Land and building
MCh$
Balances as of January 1, 2025	(128,442)
Amortisation for the period	(25,915)
Sales and disposals during the period	16,899
Transfers	-
Others	-
Balances as of December 31, 2025	(137,458)

2024	Land and building
MCh$
Balances as of January 1, 2024	(114,962)
Amortisation for the period	(27,812)
Sales and disposals during the period	14,520
Transfers	(188)
Others	-
Balances as of December 31, 2024	(128,442)
a.Lease liability
As of December 31, 2025 and 2024, the composition of lease liability balances are composed as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Lease liability	40,649	66,882
Total	40,649	66,882
b.Expenses associated with assets for the right of use leased assets and lease liability

	As of December 31,
	2025	2024
	MCh$	MCh$
Depreciation	(25,915)	(27,812)
Interests	(10,041)	(7,617)
Short term lease	(16,203)	(18,558)
Other expenses for obligations under lease contracts	(55)	(31)
Total	(52,214)	(54,018)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 12 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACTS, continued
c.As of December 31, 2023 and 2022, the maturity level of the lease liability, according to their contractual maturity is as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Due within 1 year	6,629	12,685
Due after 1 year but within 2 years	8,004	13,483
Due after 2 years but within 3 years	6,747	10,727
Due after 3 years but within 4 years	6,082	8,361
Due after 4 years but within 5 years	5,194	7,222
Due after 5 years	7,993	14,404
Total	40,649	66,882
d.Operational leases – lessor
As of December 31, 2025 and 2024, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Due within 1 year	1,998	1,246
Due after 1 year but within 2 years	2,247	2,031
Due after 2 years but within 3 years	1,229	1,134
Due after 3 years but within 4 years	1,089	870
Due after 4 years but within 5 years	890	765
Due after 5 years	2,888	3,293
Total	10,341	9,339
e.As of December 31, 2025 and 2024, the Bank has no financial leases which cannot be unilaterally rescinded.
f.The Bank has no restriction on property, plant and equipment as of December 31, 2025 and 2024. Additionally, the property, plant and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 13 - CURRENT AND DEFERRED TAXES
a.Current taxes
As of December 31, 2025 and 2024, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Summary of current tax liabilities (assets)
Current tax (assets)	(113)	(60)
Current tax liabilities	83,084	48,548

Total tax payable (recoverable)	82,971	48,488

(Assets) liabilities current taxes detail (net)
Income tax, tax rate	281,640	241,640
Minus:
Provisional monthly payments	(191,232)	(191,294)
Credit for training expenses	(2,146)	(2,263)
Grant credits	(1,262)	(465)
Other	(4,029)	870
Total tax payable (recoverable)	82,971	48,488
b.Effect on income
The effect of income tax expense on income for the years ended December 31, 2025, 2024 and 2023 is comprised of the following items:

	As of December 31,
	2025	2024	2023
	MCh$	MCh$	MCh$
Income tax expense
Current tax	281,640	243,136	238,875
Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(38,797)	12,659	(131,195)
Valuation provision
Subtotals	242,843	255,795	107,680
Tax for rejected expenses (Article No21)	467	394	379
Other	(35,948)	(36,444)	(10,511)
Net charges for income tax expense	207,362	219,745	97,548

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 13 - CURRENT AND DEFERRED TAXES, continued
c.Effective tax rate reconciliation
The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2025, 2024 and 2023, is as follows:

	For the year ended,
	2025		2024		2023
	Tax rate	Amount	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$	%	MCh$
Tax calculated over profit before tax	27.00	336,262	27.00	291,491	27.00	186,674
Price level restatement for tax purposes (1)	(11.86)	(147,753)	(9.84)	(106,221)	(12.19)	(84,289)
Single penalty tax (rejected expenses)	0.04	467	0.04	394	0.05	379
Other	1.48	18,386	3.16	34,081	(0.75)	(5,216)
Effective tax rates and expenses for income tax	16.65	207,362	20.35	219,745	14.11	97,548
(1)Mainly corresponds to the permanent differences originated from the Tax Capital Monetary Correction and the effect of the bonds received under article 104 of the Tax Law.
d.Effect of deferred taxes on comprehensive income
Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the years ended December 31, 2025 and 2024:

	As of December 31,
	2025	2024
	MCh$	MCh$
Deferred tax assets
Debt instruments at FVOCI	22,360	19,158
Cash flow hedges	4,640	21,006
Total deferred tax assets recognised through other comprehensive income	27,000	40,164

Deferred tax liabilities
Debt instruments at FVOCI	(1,325)	(1,025)
Cash flow hedges	—	—
Total deferred tax liabilities recognised through other comprehensive income	(1,325)	(1,025)

Net deferred tax balances in equity	25,675	39,139
Deferred taxes in equity attributable to shareholders of the Bank	26,327	39,639
Deferred tax in equity attributable to non-controlling interests	(652)	(500)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 13 - CURRENT AND DEFERRED TAXES, continued
e.Effect of deferred taxes on income
As of December 31, 2025 and 2024, the Bank has recorded effects for deferred taxes in the financial statements:

	As of December 31,
	2025	2024
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	22,583	22,854
Extraordinary charge-offs	22,170	43,585
Assets received in lieu of payment	689	-
Property, plant and equipment valuation	8,552	5,222
Allowance for loan losses	255,474	245,571
Provision for expenses	92,952	81,310
Derivatives	-	290
Leased assets	74,960	75,092
Subsidiaries tax losses	-	608
Right of use assets	10,975	18,058
Others	1,262	-
Total deferred tax assets	489,617	492,590

Deferred tax liabilities
Valuation of investments	(533)	(9,612)
Prepaid expenses	(28,206)	(29,799)
Assets received in lieu of payment	-	(676)
Derivatives	(75,378)	(94,003)
Lease obligations	(8,519)	(16,903)
Exchange rate adjustments	(1,900)	(6,093)
Other	(14,843)	(14,063)
Total deferred tax liabilities	(129,379)	(171,149)
f.Summary of deferred tax assets and liabilities
Below is a summary of the deferred taxes impact on equity and income:

	As of December 31,
	2025	2024
	MCh$	MCh$
Deferred tax assets
Recognised through other comprehensive income	27,000	40,164
Recognised through profit or loss	489,617	492,590
Total deferred tax assets	516,617	532,754

Deferred tax liabilities
Recognised through other comprehensive income	(1,325)	(1,025)
Recognised through profit or loss	(129,379)	(171,149)
Total deferred tax liabilities	(130,704)	(172,174)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 13 - CURRENT AND DEFERRED TAXES, continued
g.Tax presentation in financial statements
Below is a summary of the deferred taxes and current taxes in financial statements :

	As of December 31,
	2025	2024
	MCh$	MCh$
Deferred taxes
Deferred tax assets before off-setting	516,617	532,754
Off-setting	(128,919)	(171,498)
Deferred tax asset after off-setting	387,698	361,256

Deferred tax liabilities before off-setting	(130,704)	(172,174)
Off-setting	128,919	171,498
Deferred tax liabilities after off-setting	(1,785)	(676)

Current taxes
Current tax asset before off-setting	199,720	194,118
Off-setting	(199,607)	(194,058)
Current tax asset after off-setting	113	60

Current tax liabilities before off-setting	(282,691)	(242,606)
Off-setting	199,607	194,058
Current tax liabilities after off-setting	(83,084)	(48,548)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 14 - OTHER ASSETS
Other Assets includes the following:

	As of December 31,
	2025	2024
	MCh$	MCh$
Assets available to be granted under the financial leasing agreements	9,366	43,095
Guarantee deposits (margin accounts) (1)	2,075,671	1,847,101
Gold investments	1,619	1,121
VAT credit	15,009	15,305
Prepaid expenses (2)	24,400	84,311
Valuation adjustments by macro hedge (3)	119,790	155,587
Pension plan assets	693	969
Accounts and notes receivable	99,436	209,710
Brokerage dealer and simultaneous transactions	83,086	18,622
Other cash submitted guarantess	26,637	19,908
In-progress operation	16,657	27,009
Other assets (4)	171,680	113,037
Total	2,644,044	2,535,775
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 15 - NON CURRENT ASSETS AND DISPOSAL GROUPS FOR SALE
The non-current assets held for sales is as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Assets received or awarded in lieu of payment
Assets received in lieu of payment	24,512	22,437
Assets awarded at judicial sale	59,435	41,134
Provision on assets received in lieu of payment or awarded	(6,080)	–
Subtotal	77,867	63,571
Non current assets held for sale
Fixed assets	29,003	–
Assets recovered from leasing for sale	7,130	8,058
Subtotal	36,133	8,058

Total	114,000	71,629

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

	As of December 31,
	2025	2024
	MCh$	MCh$
Financial derivative contracts
Forwards	2,173,004	1,151,921
Swaps	8,411,423	10,995,608
Call Options	491	5,530
Put Options	2,390	1,965
Total	10,587,308	12,155,024

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 16 - FINANCIAL LIABILITIES FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued
As of December 31, 2025 and 2024 the Bank holds the following portfolio of financial liabilities derivative contracts:

	As of December 31, 2025
	Notional amount
	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	-	23,750,958	20,824,030	27,092,792	5,136,179	1,136,565	700,706	78,641,230	2,173,004
Interest rate swaps	-	16,930,774	20,745,410	35,069,132	21,274,251	15,793,974	29,527,648	139,341,189	1,134,840
Cross currency swaps	-	1,172,436	4,049,436	10,566,265	19,536,479	12,329,038	22,921,210	70,574,864	7,276,583
Call currency options	-	27,767	47,768	25,958	-	-	-	101,493	491
Put currency options	-	56,787	73,951	73,075	-	-	-	203,813	2,390
Total	-	41,938,722	45,740,595	72,827,222	45,946,909	29,259,577	53,149,564	288,862,589	10,587,308

	As of December 31, 2024
	Notional amount
	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	-	11,564,755	9,439,120	14,191,034	10,403,238	1,680,685	1,598,835	48,877,667	1,151,921
Interest rate swaps	-	16,536,773	12,505,389	16,690,413	18,464,156	9,887,330	16,615,159	90,699,220	1,565,539
Cross currency swaps	-	1,325,472	2,195,962	8,993,722	19,955,223	11,501,296	19,704,815	63,676,490	9,430,069
Call currency options	-	81,510	143,946	58,826	-	-	-	284,282	5,530
Put currency options	-	248,733	106,519	138,505	8,921	-	-	502,678	1,965
Total	-	29,757,243	24,390,936	40,072,500	48,831,538	23,069,311	37,918,809	204,040,337	12,155,024

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST

	As of December 31,
	2025	2024
	MCh$	MCh$
Deposits and other demand liabilities
Checking accounts	11,674,317	11,898,457
Demand accounts	464,930	450,202
Other demand deposits	471,543	430,519
Obligation related to payments cards provision	30,148	35,196
Other demand liabilities	1,434,652	1,446,235
Subtotal	14,075,590	14,260,609
Time deposits and other time liabilities
Time deposits	16,216,079	16,867,607
Time savings account	269,821	221,973
Other time liabilities	7,883	9,045
Subtotal	16,493,783	17,098,625
Obligations under repurchase agreements
Transactions with domestic banks	662,793	–
Transactions with foreign banks	699,048	–
Transactions with other Chilean entities	225,245	276,588
Transactions with other foreign entities	1,168,157
Subtotal	2,755,243	276,588
Interbank borrowings
Loans from chilean financial institutions	30,052	52,311
Loans from foreign financial institutions	3,404,185	4,285,636
Loans from Chilean Central Bank	–	–
Subtotal	3,434,237	4,337,947
Issue debt instruments
Mortgage finance bonds	55	220
Senior bonds	7,643,750	8,067,274
Mortgage bond	55,295	65,781
Subtotal	7,699,100	8,133,275
Other financial liabilities
Other domestic obligations	193,693	200,337
Foreign obligations	30,628	204
Subtotal	224,321	200,541

Total	44,682,274	44,307,585

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued
a.Obligations under from repurchase agreements
The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2025 and 2024, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2025				2024
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions with domestic banks
Repurchase agreements with other banks	-	662,793	-	662,793			-	-
Subtotal	-	662,793	-	662,793	-	-	-	-
Transactions with foreign banks
Repurchase agreements with other banks	-	699,048	-	699,048		-	-	-
Subtotal	-	699,048	-	699,048	-	-	-	-
Transactions with other Chilean entities
Repurchase agreements	-	225,245	-	225,245	-	276,588	-	276,588
Subtotal	-	225,245	-	225,245	-	276,588	-	276,588
Transactions with other foreign entities
Repurchase agreements	-	593,788	574,369	1,168,157	-	-	-	-
Subtotal	-	593,788	574,369	1,168,157	-	-	-	-

Total	-	2,180,874	574,369	2,755,243	-	276,588	-	276,588

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued
b.Interbank borrowings
As of December 31, 2025 and 2024 the Interbank borrowings are as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Loans from Chilean Central Bank
Other liabilities with Chilean Central Bank	-	-
Subtotal	-	-
Loans from chilean financial institutions
Commercial interbank loans	30,052	52,311
Subtotal	30,052	52,311
Loans from foreign financial institutions
State Bank Of India	503,802	776,749
International Finance Corporate	489,946	296,139
Hong Kong and Shanghai Banking	378,852	397,288
Wells Fargo Bank NA	371,999	538,546
Citibank N.A.	190,226	385,461
Bank of America	180,301	179,688
Standard Chartered Bank	147,040	161,666
Commerzbank Ag	133,285	151,921
The Bank Of New York Mellon	133,014	220,051
Zurcher Kantonalbank	127,768	148,656
Caixabank Sa	113,522	127,882
JPMorgan Chase Bank	92,236	52,224
Banco de Desarrollo de América Latina y el Caribe	92,096	101,000
Sumitomo Mitsui Banking Corporation	90,322	249,618
Banco Santander	89,375	-
Agricultural Bank Of China	81,336	3,034
Instituto De Credito Oficial	49,881	5,519
Banco Bilbao Vizcaya Argentaria	46,070	150,848
Lloyds Bank Plc	27,750	30,087
Banco Santander Singapur	15,605	29,132
Bank Of China	13,672	1,738
Banco Santander Hong Kong	10,903	55,982
Abanca Corporacion Bancaria S.A.	9,267	25,351
CORFO	3,288	-
China Merchants Bank	3,056	300
Santander Madrid	2,668	-
Industrial And Commercial Bank	2,341	471
China Construction Bank	1,266	75
China CITIC Bank	1,137	-
Bnp Paribas Sa	287	51,235
Banco Santander Mexico	263	-
Industrial Bank of Korea	262	-
Shanghai Pudong Development Bank	250	-
Banco De Sabadell S.A.	220	-
Bancomer S.A.	200	-
Banco Santander Brasil	143	-
Continued…

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

	As of December 31,
Continued...	2025	2024
	MCh$	MCh$
Loans from foreign financial institutions, continued
Santander UK plc	132	-
Credit Agricole Italia SPA	73	-
Korea Exchange Bank	70	171
Kbc Bank Nv	57	274
Wachovia Bank Na	55	163
Taiwan Cooperative Bank Ltd	49	-
Bank Of Communications	36	157
Bank for Investment and Development	35	134
Export-Import Bank of Thailand	29	-
Saudi National Bank	-	103,009
Bank Of Baroda	-	19,900
DZ Bank AG Deutsche Zentral-Genossenschaftsbank	-	14,918
Dresdner Bank Frankfurt	-	3,243
Banco De La Provincia De Buenos Aires	-	865
Mufg Bank, Ltd.	-	460
Cassa Di Risparmio Di Parma E	-	414
Itau Unibanco S/A	-	262
Banco Santander Central Hispano	-	209
Turkiye Garanti Bankasi	-	187
The Industrial And Commercial	-	152
Shinhan Bank	-	139
Finansbank A.S.	-	90
Hua Nan Commercial Bank, Ltd.	-	71
Arab Bank Plc	-	40
Intesa Sanpaolo Spa	-	30
Icici Bank Limited	-	28
National Bank Of Greece S.A.	-	21
Deutsche Bank Ag	-	18
Unicredit Bulbank Ad	-	18
Santander Madrid Rrhh Convenio Social	-	2
Subtotal	3,404,185	4,285,636

Total	3,434,237	4,337,947
i.Loans from Chilean financial institutions
These obligations’ maturities are as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Due within 1 year	30,052	12,311
Due within 1 and 2 year	-	40,000
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-
Total loans from Chilean financial institutions	30,052	52,311

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued
ii.Foreign obligations

	As of December 31,
	2025	2024
	MCh$	MCh$
Due within 1 year	2,513,436	3,353,155
Due within 1 and 2 year	369,126	630,918
Due within 2 and 3 year	289,966	197,765
Due within 3 and 4 year	-	-
Due after 4 to 5 years	223,890	-
Due after 5 years	7,767	103,798
Total loans from foreign financial institutions	3,404,185	4,285,636
c.Issued debt instruments
Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current, The Bank’s debts, both current and non-current, are summarised below:

	As of December 31, 2025			As of December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Mortgage finance bonds	55	-	55	213	7	220
Senior bonds	2,365,010	5,278,740	7,643,750	2,646,294	5,420,980	8,067,274
Mortgage bond	-	55,295	55,295	-	65,781	65,781
Issued debt instruments	2,365,065	5,334,035	7,699,100	2,646,507	5,486,768	8,133,275

Other financial liabilities	224,321	-	224,321	200,541	-	200,541

Total	2,589,386	5,334,035	7,923,421	2,847,048	5,486,768	8,333,816
i.Mortgage finance bonds
These bonds are used to finance mortgage loans. Their principal amounts are amortised on a quarterly basis. The range of maturities of these bonds is between five and twenty years, Loans are indexed to UF and create a yearly interest yield of 5.17% as of December 31, 2025 (5.18% as of December 31, 2024).

	As of December 31,
	2025	2024
	MCh$	MCh$
Due within 1 year	55	213
Due after 1 year but within 2 years	-	7
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	-	-
Due after 5 years	-	-
Total mortgage finance bonds	55	220

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued
ii.Senior bonds
The following table shows senior bonds by currency:

	As of December 31,
	2025	2024
	MCh$	MCh$
Santander bonds in UF	3,822,554	3,830,030
Santander bonds in USD	1,410,129	1,971,887
Santander bonds in CHF	917,621	866,942
Santander bonds in Ch$	1,066,919	827,738
Santander bonds in AUD	91,224	93,244
Current bonds in JPY	177,332	296,831
Santander bonds in EUR	157,971	180,602
Total senior bonds	7,643,750	8,067,274
1.Placement of senior bonds
In 2025, the Bank issued bonds for UF 17,540,000, CLP 328,550,000,000, CHF 140,000,000, JPY 14,000,000,000 and USD 20,000,000, detailed as follows:

Series	Currency	Amount	Term (years)	Issuance rate (% annual)	Issuance date	Placement date	Maturity date
BSTD180624	UF	1,300,000	1.9	2.00%	01-10-2025	01-13-2025	12-01-2026
BSTD180624	UF	1,700,000	1.8	2.00%	02-03-2025	02-04-2025	12-01-2026
BSTD230822	UF	100,000	6	3.00%	02-04-2025	02-05-2025	02-01-2031
BSTD230822	UF	200,000	6	3.00%	02-05-2025	02-06-2025	02-01-2031
BSTD120923	UF	800,000	8.6	3.00%	02-06-2025	02-07-2025	09-01-2033
BSTD151023	UF	1,385,000	2.6	2.00%	02-17-2025	02-18-2025	10-01-2027
BSTDA61022	UF	600,000	12.5	3.00%	03-28-2025	03-31-2025	10-01-2037
BSTD120923	UF	300000	8.4	3.00%	03-28-2025	03-31-2025	09-01-2033
BSTD120923	UF	500,000	8.4	3.00%	04-01-2025	04-02-2025	09-01-2033
BSTD120923	UF	100,000	8.4	3.00%	04-02-2025	04-03-2025	09-01-2033
BSTD120923	UF	500,000	8.4	3.00%	04-08-2025	04-10-2025	09-01-2033
BSTD230822	UF	620,000	5.8	3.00%	04-09-2025	04-10-2025	02-01-2031
BSTD120923	UF	20,000	8.4	3.00%	04-09-2025	04-10-2025	09-01-2033
BSTD211024	UF	350000	2	2.00%	04-09-2025	04-10-2025	04-01-2027
BSTD211024	UF	200,000	2	2.00%	04-10-2025	04-11-2025	04-01-2027
BSTD120923	UF	780000	8.4	3.00%	04-15-2025	04-16-2025	09-01-2033
BSTD230822	UF	180,000	5.8	3.00%	04-15-2025	04-16-2025	02-01-2031
BSTDA61022	UF	1,365,000	12.5	3.00%	04-16-2025	04-17-2025	10-01-2037
BSTDA61022	UF	350,000	12.4	3.00%	04-23-2025	04-24-2025	10-01-2037
BSTD211024	UF	148,000	2.3	2.00%	04-24-2025	04-25-2025	04-01-2027
BSTD211024	UF	2,000	1.8	2.00%	04-24-2025	04-25-2025	04-01-2027
BSTDA61022	UF	100,000	12.4	3.00%	05-06-2025	05-07-2025	10-01-2037
BSTD211024	UF	200,000	1.9	2.00%	05-12-2025	05-13-2025	04-01-2027
BSTD230822	UF	510,000	5.5	2.65%	08-07-2025	08-08-2025	02-01-2031
BSTD211024	UF	1,200,000	1.6	2.30%	08-20-2025	08-21-2025	04-01-2027
6XBSTD230822	UF	100,000	5.3	2.65%	10-01-2025	10-02-2025	02-01-2031
continued

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

Series	Currency	Amount	Term (years)	Issuance rate (% annual)	Issuance date	Placement date	Maturity date
7XBSTD230822	UF	150,000	5.3	2.65	10-01-2025	10-03-2025	02-01-2031
8XBSTD230822	UF	300,000	5.3	2.65	10-01-2025	10-02-2025	02-01-2031
9XBSTD230822	UF	150,000	5.3	2.65	10-07-2025	10-08-2025	02-01-2031
10BSTD230822	UF	400,000	5.3	2.65	10-08-2025	10-09-2025	02-01-2031
11BSTD230822	UF	100,000	5.3	2.65	10-08-2025	10-10-2025	02-01-2031
12BSTD230822	UF	200,000	5.3	2.65	10-10-2025	10-13-2025	02-01-2031
6XBSTD210622	UF	530,000	4.1	2.75	10-20-2025	10-21-2025	12-01-2029
13BSTD230822	UF	400,000	5.3	2.65	10-21-2025	10-22-2025	02-01-2031
0XBSTDBA0225	UF	400,000	6.8	3.00	10-23-2025	10-24-2025	08-01-2032
14BSTD230822	UF	300,000	5.3	2.65	10-27-2025	10-28-2025	02-01-2031
1XBSTD220425	UF	800,000	14.4	3.00	10-28-2025	10-30-2025	04-01-2040
2XBSTD220425	UF	200,000	14.4	3.00	10-28-2025	10-30-2025	04-01-2040
Total UF		17,540,000
BSTD110723	CLP	50,000,000,000	2.2	6.00	05-02-2025	05-03-2025	07-01-2027
BSTDA91122	CLP	30,300,000,000	5.5	6.00	05-14-2025	05-15-2025	11-01-2030
BSTD170624	CLP	3,000,000,000	3	6.00	05-16-2025	05-17-2025	06-01-2028
BSTDA21222	CLP	77,750,000,000	4.0	6.00	05-16-2025	05-17-2025	06-01-2029
BSTD170624	CLP	10,000,000,000	3	6.00	05-20-2025	05-22-2025	06-01-2028
BSTD170624	CLP	5,000,000,000	3	6.00	05-22-2025	05-23-2025	06-01-2028
BSTDA40922	CLP	90,000,000,000	7.8	6.00	05-22-2025	05-23-2025	03-01-2033
BSTD170624	CLP	20,000,000,000	3.0	6.00	06-11-2025	06-13-2025	06-01-2028
1XBSTDBI0525	CLP	40,000,000,000	2.5	6.10	11-12-2025	11-13-2025	05-01-2028
2XBSTDBI0525	CLP	2,500,000,000	2.4	6.10	11-20-2025	11-21-2025	05-01-2028
Total CLP		328,550,000,000
Bono CHF BNP & ZKB	CHF	140,000,000	5.3	1.19	05-12-2025	05-30-2025	08-29-2030
Total CHF		140,000,000
Bono JPY Santander SA	JPY	4,000,000,000	20.0	2.80	04-24-2025	04-29-2025	04-28-2045
Bono JPY Daiwa ESG	JPY	10,000,000,000	3.0	1.50	07-02-2025	07-10-2025	07-10-2028
Total JPY		14,000,000,000
Bono USD SOFR Daiwa	USD	10,000,000	5.0	5.05	06-06-2025	06-13-2025	06-13-2030
XS3257573298	USD	10,000,000	5	4.70	12-17-2025	12-29-2025	12-29-2030
Total USD		20,000,000

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued
In 2024, the Bank issued bonds for UF 21,302,000, CLP 145,550,000,000 and USD 225,000,000, detailed as follows:

Series	Currency	Amount	Term (years)	Issuance rate (% annual)	Issuance date	Placement date	Maturity date
AA13	UF	1,795,000	7.5 years	3.40	09-01-2023	01-03-2024	09-01-2029
AA14	UF	4,567,000	9 years	3.30	12-01-2023	02-07-2024	12-01-2028
W3	UF	3,160,000	6 years	1.60	12-01-2018	01-04-2024	06-01-2026
AA15	UF	1,615,000	9 years	3.20	10-01-2023	05-09-2024	11-01-2030
AA16	UF	3,000,000	6 years	3.20	04-01-2024	07-05-2024	10-01-2026
T21	UF	2,165,000	9 years	2.75	06-01-2022	07-08-2024	12-01-2029
T19	UF	5,000,000	6 years	2.65	08-01-2022	10-17-2024	08-01-2033
Total UF		21,302,000
AA7	CLP	7,350,000,000	5.5 years	6.80	02-24-2023	01-04-2024	08-01-2026
AA10	CLP	25,000,000,000	5.5 years	7.10	03-01-2023	03-25-2024	03-01-2026
AA8	CLP	67,500,000,000	3.5 years	6.70	03-01-2023	01-05-2024	09-01-2027
AA2	CLP	4,000,000,000	6 years	6.20	12-01-2022	01-11-2024	06-01-2029
AA9	CLP	41,700,000,000	8 years	6.30	11-01-2022	01-05-2024	11-01-2030
Total CLP		145,550,000,000
Bonos CHF	CHF	225,000,000	1 year	1.60	01-11-2024	01-25-2024	01-25-2027
Total CHF		225,000,000
2.Repurchase of senior bonds
During 2025, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
July 2025	Senior	UF	1,000,000
July 2025	Senior	UF	110,000
During 2024, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
January 2024	Senior	CLP	1,270,000,000
January 2024	Senior	UF	2,137,000
January 2024	Senior	USD	18,368,000
March 2024	Senior	CLP	310,000,000
March 2024	Senior	JPY	10,500,000,000
March 2024	Senior	UF	932,000
June 2024	Senior	UF	216,000
October 2024	Senior	UF	4,365,000
November 2024	Senior	USD	4,938,000

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued
3.The maturities of senior bonds are as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Due within 1 year	2,365,011	2,646,294
Due after 1 year but within 2 years	1,215,822	1,329,369
Due after 2 year but within 3 years	750,329	991,289
Due after 3 year but within 4 years	642,855	600,858
Due after 4 year but within 5 years	562,375	530,873
Due after 5 years	2,107,358	1,968,591
Total senior bonds	7,643,750	8,067,274
iii.Mortgage bonds
Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Mortgage bonds in UF	55,295	65,781
Total mortgage bonds	55,295	65,781
1.Allocation of mortgage bonds
During 2025 and 2024, the Bank has not placed any mortgage bonds.
2.The maturities of Mortgage bonds are as follows

	As of December 31,
	2025	2024
	MCh$	MCh$
Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 year but within 3 years	28,984	-
Due after 3 year but within 4 years	-	36,950
Due after 4 year but within 5 years	-	-
Due after 5 years	26,311	28,831
Total Mortgage bonds	55,295	65,781

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 17 - FINANCIAL LIABILITIES AT AMORTISED COST, continued
d.Other financial liabilities
The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,
	2025	2024
	MCh$	MCh$
Non-current portion
Due after 1 year but within 2 years	-	-
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	-	-
Due after 5 years	-	-
Non-current portion subtotal	-	-
Current portion
Amounts due to credit card operators	192,107	198,633
Acceptance of letters of credit	30,628	204
Other long-term financial obligations, short-term portion	1,586	1,704
Current portion subtotal	224,321	200,541

Total other financial liabilities	224,321	200,541

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 18 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS
As of December 31, 2025 and 2024, the Bank’s subordinated bonds classified as current and non-current are summarised below:

	As of December 31,
	2025	2024
	MCh$	MCh$
Current portion	202,169	-
Non- current portion	1,746,324	1,910,697
Total subordinated bonds	1,948,493	1,910,697
Detail of the subordinated bonds per currency is as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Subordinated bonds denominated in USD	181,378	199,701
Subordinated bonds denominated in UF	1,767,115	1,710,996
Total subordinated bonds	1,948,493	1,910,697
i.Placement of subordinated bonds
During 2025 the Bank has not issued or placed regulatory capital instruments.
ii.The maturities of subordinated bonds

	As of December 31,
	2025	2024
	MCh$	MCh$
Due within 1 year	202,169	-
Due after 1 year but within 2 years	-	201,066
Due after 2 year but within 3 years	124,099	-
Due after 3 year but within 4 years	-	131,208
Due after 4 year but within 5 years	181,378	-
Due after 5 years	1,440,847	1,578,423
Total subordinated bonds	1,948,493	1,910,697
iii.Balances of subordinated bonds

	As of December 31,
	2025	2024
	MCh$	MCh$
Balances as of January 1,	1,910,697	1,813,939
New issues/placements	-	-
Accrued interest at effective interés rate	31,807	31,935
Interest payments to the holder	(28,161)	(27,453)
Accrued due to UF	55,118	68,403
Exchange rate	(18,682)	23,930
Others	(2,286)	(57)
Balances as of December 31,	1,948,493	1,910,697

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 19 - PROVISIONS AND CONTINGENT PROVISIONS
As of December 31, 2025 and 2024, the composition is as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Provisions for personnel salaries and expenses	76,285	73,543
Provisions for restructuring plans	4,900	4,325
Provisions for lawsuits and litigations	3,933	3,928
Provision for loyalty programmes	38	38
Provision for operational risks	8,866	5,108
Provision for other contingencies	75,110	35,030
Provisions for mandatory dividends	631,925	600,330
Provision for interest of perpetual bonds	5,265	5,811
Provisions for contingent loan	32,126	18,389
Total	838,448	746,502

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 19 - PROVISIONS AND CONTINGENT PROVISIONS, continued

a.Below is the activity regarding provisions during the years ended December 31, 2025, 2024 and 2023:

	Personnel salaries and expenses	Restructuring plans	Lawsuit and litigations	Loyalty programme	Operational risks	Contingencies	Mandatory Dividend	Interest of perpetual bonds	Contingent loan	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2025	73,543	4,325	3,928	38	5,108	35,030	600,330	5,811	18,389	746,502
Provisions established	88,402	8,013	3,005	-	7,529	40,683	631,931	29,882	80,453	889,898
Application of provisions	(85,660)	(7,438)	(2,053)	-	(3,771)	(481)	(600,336)	(30,428)	-	(730,167)
Provisions released	-	-	(930)	-	-	(122)	-	-	(66,066)	(67,118)
Other	-	-	(17)	-	-	-	-	-	(650)	(667)
Balances as of December 31, 2025	76,285	4,900	3,933	38	8,866	75,110	631,925	5,265	32,126	838,448
Balances as of January 1, 2024	81,907	-	4,504	38	2,993	19,391	148,921	5,112	21,105	283,971
Provisions established	64,377	20,508	4,750	-	2,493	20,893	798,892	26,033	43,292	981,238
Application of provisions	(72,541)	(16,183)	(3,159)	-	(378)	(5,254)	(347,483)	(25,334)	-	(470,332)
Provisions released	(200)	-	(2,252)	-	-	-	-	-	(46,688)	(49,140)
Other	-	-	85	-	-	-	-	-	680	765
Balances as of December 31, 2024	73,543	4,325	3,928	38	5,108	35,030	600,330	5,811	18,389	746,502
Balances as of January 1, 2023	99,424	-	5,533	38	5,149	63,232	237,683	4,966	44,997	461,022
Provisions established	72,090	-	556		1,254	2,133	148,921	15,157	67,403	307,514
Application of provisions	(72,840)	-	(1,585)		(3,410)	(45,974)	(237,683)	(15,011)		(376,503)
Provisions released	(15,474)	-	-	-	-	-	-	-	(91,269)	(106,743)
Other	(1,293)	-	-	-	-	-	-	-	(26)	(1,319)
Balances as of December 31, 2023	81,907	-	4,504	38	2,993	19,391	148,921	5,112	21,105	283,971

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 19 - PROVISIONS AND CONTINGENT PROVISIONS, continued

b.Provisions for personnel salaries and expenses includes:

	As of December 31,
	2025	2024
	MCh$	MCh$
Provision for short-term benefits	75,726	73,543
Provision for long-term benefits	558	—
Provision for seniority compensation	1	—
Provision for other personnel benefits	–	—
Total	76,285	73,543
c.Provisions for contingent loan risk
Provision for contingent loan arise from contingent liabilities and loan commitments. ECL allowance related to contingent loan are included in ECL allowance in the income statements for the year. The contingent portfolio is presented in Note 24.
An analysis of changes in the corresponding ECL allowance as of December 31, 2025 and 2024 is as follows:

	December 31, 2025
	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2025	8,259	4,343	5,787	18,389
Transfer
Transfers from stage 1 to stage 2	(1,257)	13,755	-	12,498
Transfers from stage 1 to stage 3	(43)	-	2,792	2,749
Transfers from stage 2 to stage 3	-	(1,170)	6,548	5,378
Transfers from stage 2 to stage 1	1,258	(11,499)	-	(10,241)
Transfers from stage 3 to stage 2	-	1,257	(2,543)	(1,286)
Transfers from stage 3 to stage 1	1	-	(117)	(116)
Net changes of the exposure and modifications in credit risk	10,201	2,801	(8,247)	4,755
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2025	18,419	9,487	4,220	32,126

	December 31, 2024
	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2024	10,949	3,420	6,736	21,105
Transfer
Transfers from stage 1 to stage 2	(1,207)	6,180	-	4,973
Transfers from stage 1 to stage 3	(43)	-	685	642
Transfers from stage 2 to stage 3	-	(1,342)	5,586	4,244
Transfers from stage 2 to stage 1	1,058	(7,000)	-	(5,942)
Transfers from stage 3 to stage 2	-	4,447	(1,551)	2,896
Transfers from stage 3 to stage 1	-	-	-	-
Net changes of the exposure and modifications in credit risk	(2,498)	(1,362)	(5,669)	(9,529)
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2024	8,259	4,343	5,787	18,389

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 20 - OTHER LIABILITIES
The other liabilities line item is as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Accounts and notes payable	449,232	323,010
Income received in advance	5,049	1,480
Macro-hedge valuation adjustment (1)	51,690	76,540
Guarantees received (margin accounts) (2)	1,541,061	1,832,345
Broker dealer and simultaneous transactions	100,035	24,130
Withholding VAT	28,639	28,140
Accounts payable insurance companies	6,449	7,072
In-progress operations	19,856	27,497
Deferred income	1,424	1,640
Other liabilities	44,571	91,056
Total	2,248,006	2,412,910
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 21 - EQUITY
a.Capital
As of December 31, 2025 and 2024 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$ 891,303 million. All shares have the same rights and have no preferences or restrictions.
The activity with respect to shares during 2025, 2024 and 2023 was as follows:

	SHARES
	As of December 31,
	2025	2024	2023
Issued as of January 1	188,446,126,794	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-	-
Issuance of outstanding shares	-	-	-
Stock options exercised	-	-	-
Issued as of December 31,	188,446,126,794	188,446,126,794	188,446,126,794
As of December 31, 2025, 2024 and 2023 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.
As of December 31, 2025, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46%
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	59,770,481,573	31.72%
J P Morgan Chase Bank (ADRs)*	-	9,980,222,071	9,980,222,071	5.30%
Bancos por cuenta de terceros	17,715,643,262	-	17,715,643,262	9.40%
AFP por cuentas de terceros	19,486,919,574	-	19,486,919,574	10.34%
Corredoras de bolsa por cuenta de terceros	5,209,519,338	-	5,209,519,338	2.76%
Otros accionistas minoritarios	9,460,821,281	-	9,460,821,281	5.02%
Total	178,465,904,723	9,980,222,071	188,446,126,794	100.00%
(*)American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.
As of December 31, 2024, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46%
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	59,770,481,573	31.72%
The Bank New York Mellon	-	10,622,438,071	10,622,438,071	5.64%
Banks on behalf of third parties	16,842,708,565	-	16,842,708,565	8.94%
Pension funds (AFP) on behalf of third parties	20,794,099,878	-	20,794,099,878	11.03%
Stock brokers on behalf of third parties	5,276,952,871	-	5,276,952,871	2.80%
Other minority holders	8,316,926,141	-	8,316,926,141	4.41%
Total	177,823,688,723	10,622,438,071	188,446,126,794	100.00%
(*)American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 21 - EQUITY, continued
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
b.Dividends
Details of dividend distribution are found in the Consolidated Statement of Changes in Equity. The provision for dividend payments on common stock as of December 31, 2025 and 2024 amounts to $631,925 million and $600,330 million, respectively.
c.As of December 31, 2025, 2024 and 2023 the basic and diluted earnings per share were as follows:

	As of December 31,
	2025	2024	2023
	MCh$	MCh$	MCh$

a) Basic earnings per share
Total attributable to the shareholders of the Bank	1,021,650	852,964	579,427
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	5.421	4.526	3.075
Basic earnings per share from continuing operations (in Ch$)	5.421	4.526	3.075
Basic earnings per share from discontinued operations (in Ch$)	-	-	-

b) Diluted earnings per share
Total attributable to the shareholders of the Bank	1,021,650	852,964	579,427
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	5.421	4.526	3.075
Diluted earnings per share from continuing operations (in Ch$)	5.421	4.526	3.075
Diluted earnings per share from discontinued operations (in Ch$)	-	-	-

As of December 31, 2025, 2024 and 2023 the Bank does not own instruments with dilutive effects.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 21 - EQUITY, continued
d.Other comprehensive income from available for sale investments and cash flow hedges:

	For the years ended December 31,
	2025	2024	2023
	MCh$	MCh$	MCh$
Debt instruments at FVOCI
As of January 1,	(67,161)	(89,748)	(109,392)
Gain (losses) on the re-measurement of debt instruments at FVOCI, before tax	(8,417)	67,968	145,257
Recycling from other comprehensive income to income for the year	-	-	-
Net realized gains	(2,327)	(45,381)	(125,613)
Subtotals	(10,744)	22,587	19,644
Total	(77,905)	(67,161)	(89,748)

Cash flow hedges
As of January 1,	(77,801)	84,416	(118,838)
Gains (losses) on the re-measurement of cash flow hedges, before tax	82,619	(126,880)	243,366
Recycling adjustments on cash flow hedges, before tax	(22,006)	(35,337)	(40,112)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-	-
Subtotals	60,613	(162,217)	203,254
Total	(17,188)	(77,801)	84,416

Other comprehensive income, before taxes	(95,093)	(144,962)	(5,332)

Income tax related to other comprehensive income components
Income tax relating to debt instruments at FVOCI	21,035	18,133	24,231
Income tax relating to cash flow hedges	4,640	21,006	(22,792)
Total	25,675	39,139	1,439

Other comprehensive income, net of tax	(69,418)	(105,823)	(3,893)
Attributable to:
Shareholders of the Bank	(71,181)	(107,174)	(5,242)
Non-controlling interest	1,763	1,351	1,349
The Bank expects that the results included in “Other comprehensive income” will be reclassified to profit or loss when the specific conditions have been met.
e.Other equity instruments issued other than capital
As of December 31, 2025 and 2024 the balance of the perpetual bonds was as follow:

	As of December 31,
	2025	2024
	MCh$	MCh$
Perpetual bond	629,468	693,382
Totals	629,468	693,382
The perpetual bonds were issued on October 2021.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 21 - EQUITY, continued
Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarised below:

	As of December 31, 2025			As of December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Perpetual bonds	-	629,468	629,468	-	693,382	693,382
Total	-	629,468	629,468	-	693,382	693,382
The detail of perpetual bonds is as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
US$ Bonds	629,468	693,382
Total	629,468	693,382
The terms of the perpetual bonds were as follows:

Series	Currency	Amount	Terms (years)	Interest Rate (Annual)	Issuance date	Principal Amount USD	Maturity date
AT1 Bond	USD	700,000,000	-	4.63	10-21-2021	700,000,000	-
Total USD		700,000,000				700,000,000
During 2025 and 2024, no partial bond repurchases have been made.
The movement of the balance of regulatory capital financial instruments issued as of December 31, 2025 and 2024, is as follows:

	2025	2024	2023
	MCh$	MCh$	MCh$
Balances as of January 01,	609,627	608,721	590,247
New issuances	-	-	-
Accrued inflation adjustment due to UF	-	-	-
Other movements (discounts, hedges)	1,473	906	18,474
Balances as of December 31,	611,100	609,627	608,721

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 22 - NON-CONTROLLING INTEREST
The non-controlling interest included in the equity and the income from the Bank’s subsidiaries is summarised as follows:

				Other comprehensive income
As of December 31, 2025	Non- controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries
Santander Corredora de Seguros Limitada	0.25	57	7	-	-	-	7
Santander Corredores de Bolsa Limitada	49.00	31,752	1,750	564	(152)	412	2,162
Santander Asesorías Financieras Limitada	0.97	160	43	-	-	-	43
Santander S.A. Sociedad Securitizadora	0.36	4	(1)	-	-	-	(1)
Klare Corredora de Seguros S.A.	-	-	-	-	-	-	-
Santander Consumer Chile S.A.	49.00	76,350	13,996	-	-	-	13,996
Subtotal		108,323	15,795	564	(152)	412	16,207

Santander Gestión de Recaudación y Cobranzas Limitada	100.00	9,550	564	-	-	-	564
Bansa Santander S.A.	100.00	-	-	-	-	-	-
Multiplica Spa	100.00	2,069	44				44
PagoNXT Payments Chile SpA	100.00	-	-	-	-	-	-
Subtotal		11,619	608	-	-	-	608

Total		119,942	16,403	564	(152)	412	16,815

				Other comprehensive income
As of December 31, 2024	Non- controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries
Santander Corredora de Seguros Limitada	0.25	51	5	-	-	-	5
Santander Corredores de Bolsa Limitada	49.00	29,595	2,036	3	(1)	2	2,038
Santander Asesorías Financieras Limitada	0.97	117	82	-	-	-	82
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Klare Corredora de Seguros S.A.	-	-	(975)	-	-	-	(975)
Santander Consumer Chile S.A.	49.00	62,353	4,932	-	-	-	4,932
Subtotal		92,117	6,080	3	(1)	2	6,082

Santander Gestión de Recaudación y Cobranzas Limitada	100.00	8,986	468	-	-	-	468
Bansa Santander S.A.	100.00	-	727	-	-	-	727
Multiplica Spa	100.00	2,026	(503)	-	-	-	(503)
PagoNXT Payments Chile SpA	100.00	1,265	114				114
Subtotal		12,277	806	-	-	-	806

Total		104,394	6,886	3	(1)	2	6,888

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 22 - NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2023	Non-controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries
Santander Corredora de Seguros Limitada	0.25	45	21	-	-	-	21
Santander Corredores de Bolsa Limitada	49.00	27,557	2,050	1,109	(299)	810	2,860
Santander Asesorías Financieras Limitada	0.97	35	31	-	-	-	31
Santander S.A. Sociedad Securitizadora	0.36	2	(1)	-	-	-	(1)
Klare Corredora de Seguros S.A.	49.90	(858)	(1,213)	-	-	-	(1,213)
Santander Consumer Chile S.A.	49.00	57,420	8,148	-	-	-	8,148
Subtotal		84,201	9,036	1,109	(299)	810	9,846

Santander Gestión de Recaudación y Cobranzas Limitada	100.00	8,518	1,530	-	-	-	1,530
Bansa Santander S.A.	100.00	28,336	4,087	-	-	-	4,087
Multiplica Spa	100.00	2,529	(682)	-	-	-	(682)
PagoNXT Payments Chile SpA	100.00	1,151	439				439
Subtotal		40,534	5,374	-	-	-	5,374

Total		124,735	14,410	1,109	(299)	810	15,220
The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or conforming accounting policy adjustments:

	As of December 31,
	2025				2024				2023
	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	34,421	11,775	19,994	2,652	32,876	12,878	17,861	2,137	31,758	13,895	9,576	8,287
Santander Corredores de Bolsa Limitada	179,219	114,418	61,230	3,571	92,155	31,758	56,243	4,154	99,325	43,087	52,054	4,184
Santander Asesorias Financieras Limitada	17,770	1,241	12,086	4,443	15,295	3,205	3,582	8,508	5,023	1,442	354	3,227
Santander S.A. Sociedad Securitizadora	1,327	325	1,170	(168)	722	326	534	(138)	879	345	709	(175)
Klare Corredora de Seguros S.A.	–	–	–	–	–	–	1,955	(1,955)	1,891	3,610	713	(2,432)
Santander Consumer Chile S.A.	1,056,093	900,277	127,251	28,565	1,049,387	922,136	117,183	10,068	923,790	806,607	100,555	16,628
Santander Gestión de Recaudación y Cobranzas Ltda.	12,451	2,901	8,986	564	11,429	2,443	8,518	468	11,273	2,755	6,988	1,530
Bansa Santander S.A.	–	–	–	–	–	–	(727)	727	292,937	264,601	24,249	4,087
Multiplica Spa	2,917	848	2,025	44	2,883	857	2,529	(503)	3,518	989	3,211	(682)
PagoNXT Payments Chile SpA	–	–	–	–	2,382	1,117	1,151	114	2,290	1,139	712	439
Total	1,304,198	1,031,785	232,742	39,671	1,207,129	974,720	208,829	23,580	1,372,684	1,138,470	199,121	35,093

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 23 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES
As of December 31, 2025 and 2024, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2025	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets
Cash and deposits in banks	1,975,644	-	-	-	-	-	-	1,975,644
Cash items in process of collection	1,185,633	-	-	-	-	-	-	1,185,633
Financial assets for trading at FVTPL
Financial derivative contracts and hedge contracts (1)	-	725,018	1,132,620	1,892,284	2,207,019	2,031,532	3,152,496	11,140,969
Debt financial instruments	-	-	41,834	-	254,684	227,280	190,830	714,628
Financial assets at FVOCI
Debt financial instruments	-	180,132	39,849	390,071	1,762,028	961,933	264,353	3,598,366
Other financial instruments	1,784	8,062	16,124	36,604	55,639	16,972	161,064	296,249
Financial assets at amortised cost (2)
Rights under repurchase agreements	-	428,146	-	-	-	-	-	428,146
Debt financial instruments	-	-	-	-	2,594,154	2,603,922	328,311	5,526,387
Interbank loans	68,106	36	36	-	-	-	-	68,178
Loans and account receivable from customers	1,447,642	2,918,149	2,969,942	5,546,646	8,715,192	4,661,794	14,605,337	40,864,702
Guarantee deposits (margin accounts)	2,075,671	-	-	-	-	-	-	2,075,671
Total financial assets	6,754,480	4,259,543	4,200,405	7,865,605	15,588,716	10,503,433	18,702,391	67,874,573
Financial liabilities
Cash items in process of being cleared	1,068,216	-	-	-	-	-	-	1,068,216
Financial liabilities for trading at FVTPL								-
Financial derivative contracts and hedge contracts (1)	-	789,194	1,274,609	2,113,806	2,414,508	1,745,432	3,162,475	11,500,024
Financial liabilities at amortised cost								-
Deposits and other demand liabilities	14,075,590	-	-	-	-	-	-	14,075,590
Time deposits and other time liabilities	-	7,731,868	3,692,751	4,601,006	435,105	322	32,731	16,493,783
Obligations under repurchase agreements	-	2,180,874	574,369	-	-	-	-	2,755,243
Interbank borrowings	28,266	289,677	275,757	1,949,788	659,092	223,890	7,767	3,434,237
Issued debt instruments	-	45,980	676,736	1,642,349	1,995,136	1,205,230	2,133,669	7,699,100
Other financial liabilities	-	224,321	-	-	-	-	-	224,321
Lease liabilities	-	-	-	6,629	14,751	11,276	7,993	40,649
Regulatory capital instrument	-	-	-	202,169	124,099	181,378	1,440,847	1,948,493
Guarantees received (margin accounts)	1,541,061	-	-	-	-	-	-	1,541,061
Total financial liabilities	16,713,133	11,261,914	6,494,222	10,515,747	5,642,691	3,367,528	6,785,482	60,780,717
(1)Includes derivative contracts for trading purposes and hedge derivatives contracts.
(2)Debt financial instruments, Interbank loans and loans and accounts receivable from customer are presented on a gross basis, the related allowance are Ch$1,145, Ch$2 and Ch$1,222,456 million, respectively.
(3)Includes Subordinated bonds for MCh$1,948,493 which is presented as Regulatory capital financial instruments.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 23 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2024	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets
Cash and deposits in banks	2,695,560	-	-	-	-	-	-	2,695,560
Cash items in process of collection	572,552	-	-	-	-	-	-	572,552
Financial assets for trading at FVTPL
Financial derivative contracts and hedge contracts (1)	-	701,349	748,363	2,088,541	3,378,110	2,105,419	4,131,616	13,153,398
Debt financial instruments		-	642	-	139,231	108,429	81,025	329,327
Financial assets at FVOCI
Debt financial instrument	-	696,961	204	504,208	370,657	426,511	688,944	2,687,485
Other financial instruments	391	2,687	5,374	20,967	27,253	3,689	15,706	76,067
Financial assets at amortised cost (2)
Rights under repurchase agreements	-	153,135	-	-	-	-	-	153,135
Debt financial instruments	-	-	-	-	639,842	4,252,887	284,350	5,177,079
Interbank loans	31	31,170	82					31,283
Loans and account receivable from customers	797,619	3,457,842	3,065,963	5,530,713	8,692,531	4,710,139	15,037,754	41,292,561
Guarantee deposits (margin accounts)	1,847,101							1,847,101
Total financial assets	5,913,254	5,043,144	3,820,628	8,144,429	13,247,624	11,607,074	20,239,395	68,015,548
Financial liabilities
Cash items in process of being cleared	497,110	-	-	-	-	-	-	497,110
Financial liabilities for trading at FVTPL
Financial derivative contracts and hedge contracts (1)	-	572,712	722,143	1,914,050	3,734,434	2,067,825	4,042,254	13,053,418
Financial liabilities at amortised cost
Deposits and other demand liabilities	14,260,609	-	-	-	-	-	-	14,260,609
Time deposits and other time liabilities	286,207	7,900,056	4,047,333	4,369,825	464,268	371	30,565	17,098,625
Obligations under repurchase agreements	-	276,588	-	-	-	-	-	276,588
Interbank borrowings	44,803	482,959	368,147	2,469,277	868,932	-	103,829	4,337,947
Issued debt instruments	-	771,983	295,713	1,578,811	2,320,666	1,168,681	1,997,421	8,133,275
Other financial liabilities	-	200,541	-	-	-	-	-	200,541
Lease liabilities	-	-	-	12,685	24,210	15,583	14,404	66,882
Regulatory capital instrument	-	-	-	-	201,066	131,208	1,578,423	1,910,697
Guarantees received (margin accounts)	1,832,345	-	-	-	-	-	-	1,832,345
Total financial liabilities	16,921,074	10,204,839	5,433,336	10,344,648	7,613,576	3,383,668	7,766,896	61,668,037
(1)Includes derivative contracts for trading purposes and hedge derivatives contracts.
(2)Debt financial instruments, Interbank loans and loans and accounts receivable from customer are presented on a gross basis, the related allowance are Ch$1,074, Ch$1 and Ch$1,192,689 million, respectively.
(3)Includes Subordinated bonds for MCh$1,910,697 which is presented as Regulatory capital financial instruments.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 24 - CONTINGENCIES AND COMMITMENTS
a.Lawsuits and legal procedures
As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2025, the Bank and its subsidiaries have provisions for this item of Ch$3,933 million (Ch$3,928 million as of December 31, 2024) which is included in “Provisions” in the Consolidated Statements of Financial Position as provisions for contingencies. In order to cover the costs of legal proceedings in which there are first and second instance judgments adverse to the interests of Banco Santander, or potential alternative dispute resolutions, the Bank has set aside provisions of Ch$3,758 million and Ch$3,780 million as of December 31, 2025 and 2024, respectively. It is important to note that these amounts have been estimated based on quantitative information from the first instance judgments against the Bank and qualitative information from the proceedings, including, among other things, expert opinions from the trial, recommendations from defense attorneys, and experience based on court rulings in similar cases (jurisprudence) issued by different courts.
b.Contingent loans
The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2025	2024
	MCh$	MCh$
Personal guarantees	556,196	365,932
Personal guarantees in local currency	308,861	201,688
Personal guarantees in foreign currency	247,335	164,244
Letter of credits of merchandise traffic operations	249,140	308,407
Transactions related to contingent events	1,871,802	2,208,507
Transactions related to contingent events in local currency	1,264,781	1,540,118
Transactions related to contingent events in foreign currency	607,021	668,389
Unrestricted prompt cancel credit lines	10,584,496	10,352,459
Other credit commitments	246,799	195,207
Credit for university studies	235	406
Other irrevocable credit commitments	246,564	194,801
Total	13,508,433	13,430,512
c.Held securities
The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Third party operations
Collections	81,175	75,710
Transferred financial assets managed by the Bank	134,794	86,673
Assets from third parties managed by the Bank and its affiliates	2,937,572	1,944,379
Subtotal	3,153,541	2,106,762
Custody of securities
Securities held in custody	15,957,950	11,112,490
Securities held in custody deposited in other entity	1,221,128	849,681
Issued securities held in custody	16,089,475	16,351,884
Subtotal	33,268,553	28,314,055
Total	36,422,094	30,420,817
As of December 31, 2025, the Bank has classified the portfolios managed by private banking into “Assets from third parties managed by the Bank and its affiliates” (memo account), the balance is Ch$2,937,572 million (Ch$1,944,379 million as of December 31, 2024).

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 25 - INTEREST AND INFLATION INCOME
This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting.
a.For the years ended December 31, 2025, 2024 and 2023 the income from interest, was attributable to the following items:

	For the years ended December 31,
	2025			2024			2023
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets at amortised cost
Resale agreements	12,391	-	12,391	4,492	-	4,492	70	-	70
Debt financial instruments	214,523	60,720	275,243	229,678	74,405	304,083	120,363	78,200	198,563
Interbank loans	480	-	480	909	-	909	579	-	579
Commercial loans	1,186,400	202,937	1,389,337	1,253,980	268,740	1,522,720	1,287,677	291,578	1,579,255
Mortgage loans	593,648	578,780	1,172,428	600,978	742,184	1,343,162	527,305	759,963	1,287,268
Consumer loans	832,724	138	832,862	837,173	185	837,358	786,879	240	787,119
Other interest income	107,887	2,997	110,884	142,804	4,872	147,676	182,025	4,739	186,764
Subtotal	2,948,053	845,572	3,793,625	3,070,014	1,090,386	4,160,400	2,904,898	1,134,720	4,039,618
Financial asset at fair value through other comprehensive income
Debt financial instruments	124,034	18,152	142,186	143,059	14,212	157,271	413,690	14,851	428,541
Other financial instruments	10,064	3,025	13,089	4,129	686	4,815	7,200	542	7,742
Subtotal	134,098	21,177	155,275	147,188	14,898	162,086	420,890	15,393	436,283
Hedging accounting	324,003	(477,294)	(153,291)	403,381	(631,050)	(227,669)	546,785	(618,695)	(71,910)
TOTAL	3,406,154	389,455	3,795,609	3,620,583	474,234	4,094,817	3,872,573	531,418	4,403,991

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 25 - INTEREST AND INFLATION INCOME, continued
b.For the years ended December 31, 2025, 2024 and 2023, the Bank’s expenses classified as interest expense are as follows:

	For the years ended December 31,
	2025			2024			2023
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial liabilities at amortised cost
Demand deposits	(10,804)	(3,540)	(14,344)	(13,001)	(4,125)	(17,126)	(12,228)	(4,364)	(16,592)
Time deposits and liabilities	(754,027)	(21,916)	(775,943)	(932,793)	(39,818)	(972,611)	(1,221,707)	(59,873)	(1,281,580)
Repurchase agreements	(102,294)	-	(102,294)	(46,954)	-	(46,954)	(47,267)	-	(47,267)
Interbank loans	(210,127)	-	(210,127)	(264,093)	(59)	(264,152)	(235,583)	-	(235,583)
Issued debt instruments	(256,201)	(133,021)	(389,222)	(262,769)	(176,071)	(438,840)	(231,211)	(185,870)	(417,081)
Other financial liabilities	(61,424)	(5,956)	(67,380)	(71,207)	(12,295)	(83,502)	(51,349)	(18,731)	(70,080)
Subtotal	(1,394,877)	(164,433)	(1,559,310)	(1,590,817)	(232,368)	(1,823,185)	(1,799,345)	(268,838)	(2,068,183)
Lease contracts	(10,041)	-	(10,041)	(7,617)		(7,617)	(3,601)		(3,601)
Regulatory capital financial instruments	(71,212)	(55,118)	(126,330)	(69,419)	(68,404)	(137,823)	(64,937)	(70,550)	(135,487)
Others equity instruments	(30,013)	-	(30,013)	(31,517)		(31,517)	(28,389)		(28,389)
Hedging accounting	(183,155)	99,923	(83,232)	(447,989)	140,100	(307,889)	(1,262,206)	186,924	(1,075,282)
TOTAL	(1,689,298)	(119,628)	(1,808,926)	(2,147,359)	(160,672)	(2,308,031)	(3,158,478)	(152,464)	(3,310,942)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 26 - FEES AND COMMISSIONS
This item includes the amount of fees earned and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the years ended December 31,
Fee and commission income	2025	2024	2023
	MCh$	MCh$	MCh$
Fees and commissions for prepayments	15,595	17,108	14,151
Fees and commissions of loans with credit lines	1	49	2,900
Fees and commissions for lines of credits and overdrafts	1,633	1,968	2,820
Fees and commissions for guarantees and letters of credit	42,340	34,893	34,462
Fees and commissions for card services	568,463	500,292	422,737
Fees and commissions for management of accounts	80,774	73,076	59,538
Fees and commissions for collections and payments	61,556	65,187	60,912
Fees and commissions for intermediation and management of securities	13,513	10,602	9,487
Insurance brokerage fees	55,039	60,528	61,511
Fees and commissions for factoring operations services	1,286	1,334	1,249
Fees and commissions for securitizations	-	-	-
Fees and commissions for financial advice	21,068	28,378	15,422
Office banking	23,376	22,673	21,495
Fees for other services rendered	92,406	75,932	60,823
Other fees earned	63,594	68,148	81,006
Total	1,040,644	960,168	848,513

	For the years ended December 31,
Fee and commission expense	2025	2024	2023
	MCh$	MCh$	MCh$
Compensation for card operation	(191,567)	(156,558)	(127,285)
Commissions for licence for use brands	(8,780)	(7,166)	(6,077)
Commissions for services linked to the credit card and prepaid cards	(48)	(383)	(10,943)
Commissions for obligations of loyalty programmes and merits for card customers	(125,743)	(123,768)	(95,542)
Fees and commissions for securities transactions	(12,043)	(11,866)	(9,115)
Office banking	(2,770)	(2,715)	(2,859)
Interbank services	(22,823)	(28,935)	(61,136)
Other fees	(81,039)	(81,711)	(32,916)
Total	(444,813)	(413,102)	(345,873)

Net fees and commissions income	595,831	547,066	502,640

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 26 - FEES AND COMMISSIONS, continued
The income and expenses for the commissions of the business segments and the calendar for the recognition of income from ordinary activities as of December 31, 2025 are presented below:

	Segments						Revenue recognition calendar for ordinary activities
As of December 31, 2025	Retail	Wealth Management & Insurance	Middle-market	CIB	Corporate activity and others	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission income
Commissions for prepayments	14,225	93	903	100	274	15,595	-	15,595	-
Commissions of loans with credit lines	1	-	-	-	-	1	-	1	-
Commissions for lines of credits and overdrafts	796	1	91	837	(92)	1,633	751	882	-
Commissions for guarantees and letters of credit	8,130	31	17,281	16,242	656	42,340	41,446	894	-
Commissions for card services	514,967	4,579	29,442	12,040	7,435	568,463	88,733	479,730	-
Commissions for management of accounts	77,556	199	1,860	1,154	5	80,774	74,358	6,416	-
Commissions for collections and payments	98,835	688	6,162	6,848	(50,977)	61,556	-	41,997	19,559
Commissions for intermediation and management of securities	(1,604)	5,445	672	9,281	(281)	13,513	-	13,513	-
Remuneration for insurance brokerage fees	139	54,994	36	50	(180)	55,039	-	-	55,039
Commissions for factoring operations services	526	-	306	453	1	1,286	-	1,286	-
Commissions for securitizations	-	-	-	-	-	-	-	-	-
Commissions for financial advice	114	-	8,400	12,715	(161)	21,068	-	21,068	-
Office banking	19,062	137	2,684	1,492	1	23,376	-	23,376	-
Fees for other services rendered	72,654	13,430	5,088	1,232	2	92,406	-	92,406	-
Other fees earned	64,562	(484)	6,039	669	(7,192)	63,594	-	63,594	-
Total	869,963	79,113	78,964	63,113	(50,509)	1,040,644	205,288	760,758	74,598
Commission expenses
Commissions for card operation services	(157,672)	(768)	(18,096)	(8,395)	(6,636)	(191,567)	-	(191,567)	-
Commissions for icense for the use of card brands	(6,186)	(114)	(1,537)	(421)	(522)	(8,780)	-	(8,780)	-
Commissions for services related to the credit card system and prepaid cards	(48)	-	-	-	-	(48)	-	(48)	-
Commissions for obligations of loyalty programmes and merits for card customers	(122,860)	(2,517)	-	-	(366)	(125,743)	-	(125,743)	-
Commissions for securities transactions	-	(34)	-	(1,712)	(10,297)	(12,043)	-	(12,043)	-
Office banking	(1,990)	-	(660)	(120)	-	(2,770)	-	(2,770)	-
Interbank services	(17,966)	-	(3,129)	(1,728)	-	(22,823)	-	(22,823)	-
Other fees	(60,055)	(45,661)	(2,621)	(3,333)	30,631	(81,039)	-	(81,039)	-
Total	(366,777)	(49,094)	(26,043)	(15,709)	12,810	(444,813)	-	(444,813)	-
Total Net commission income and expenses	503,186	30,019	52,921	47,404	(37,699)	595,831	205,288	315,945	74,598

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 26 - FEES AND COMMISSIONS, continued
The income and expenses for the commissions of the business segments and the calendar for the recognition of income from ordinary activities as of December 31, 2024 are presented below:

	Segments						Revenue recognition calendar for ordinary activities
As of December 31, 2024	Retail	Wealth Management & Insurance	Middle-market	CIB	Corporate activity and others	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission income
Commissions for prepayments	15,554	71	925	897	(339)	17,108	-	17,108	-
Commissions of loans with credit lines	48	1	-	-	-	49	-	49	-
Commissions for lines of credits and overdrafts	(52)	(2)	(177)	1,844	355	1,968	741	1,227	-
Commissions for guarantees and letters of credit	9,592	43	13,859	11,667	(268)	34,893	34,017	876	-
Commissions for card services	468,437	3,958	18,334	5,970	3,593	500,292	83,763	416,529	-
Commissions for management of accounts	70,392	153	1,924	1,159	(552)	73,076	67,506	5,570	-
Commissions for collections and payments	100,291	772	6,220	7,932	(50,028)	65,187		43,618	21,569
Commissions for brokerage and management of securities	276	1,926	409	6,877	1,114	10,602	-	10,602	-
Commissions for brokerage of insurance and insurance advisory	332	61,012	107	-	(923)	60,528	-	-	60,528
Commissions for factoring operations services	467	-	291	576	-	1,334	-	1,334	-
Commissions for financial advice	250	84	13,223	15,114	(293)	28,378	-	28,378	-
Office banking	18,511	112	2,690	1,359	1	22,673	-	22,673	-
Fees for other services rendered	59,948	11,475	3,452	1,055	2	75,932	-	75,932	-
Other fees earned	25,786	(10,156)	(1,201)	14,443	39,276	68,148	-	68,148	-
Total	769,832	69,449	60,056	68,893	(8,062)	960,168	186,027	692,044	82,097
Commission expenses
Compensation for card operation	(103,805)	(735)	(9,326)	(4,369)	(38,323)	(156,558)	-	(156,558)	-
Commissions for licence for use brands	(5,833)	(76)	(727)	(324)	(206)	(7,166)	-	(7,166)	-
Commissions for services related to the credit card system and prepaid cards	(1,136)	(29)	(43)	(6)	831	(383)	-	(383)	-
Commissions for obligations of loyalty programmes and merits for card customers	(119,968)	(2,400)	-	-	(1,400)	(123,768)	-	(123,768)	-
Fees and commissions for securities transactions	–	–	–	(3,956)	(7,910)	(11,866)		(11,866)	-
Office banking	(2,083)	-	(483)	(148)	(1)	(2,715)	-	(2,715)	-
Interbank services	(23,676)	-	(2,956)	(2,303)	-	(28,935)	-	(28,935)	-
Other fees	(59,137)	(43,026)	(2,567)	(2,886)	25,905	(81,711)	-	(81,711)	-
Total	(315,638)	(46,266)	(16,102)	(13,992)	(21,104)	(413,102)	-	(413,102)	-
Total Net commission income and expenses	454,194	23,183	43,954	54,901	(29,166)	547,066	186,027	278,942	82,097

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 26 - FEES AND COMMISSIONS, continued
The income and expenses for the commissions of the business segments and the calendar for the recognition of income from ordinary activities as of December 31, 2023 are presented below:

	Segments						Revenue recognition calendar for ordinary activities
As of December 31, 2023	Retail	Wealth Management & Insurance	Middle-market	CIB	Corporate activity and others	Total	Transferred over time	Transferred at a point in time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission income
Commissions for prepayments	11,927	46	1,802	123	253	14,151	-	14,151	-
Commissions of loans with credit lines	2,876	12	9	-	3	2,900	-	2,900	-
Commissions for lines of credits and overdrafts	1,752	(8)	(570)	1,667	(21)	2,820	2,820	-	-
Commissions for guarantees and letters of credit	4,277	62	18,193	11,014	916	34,462	34,462	-	-
Commissions for card services	358,604	3,403	33,098	27,394	238	422,737	84,547	338,190	-
Commissions for management of accounts	55,561	92	3,074	804	7	59,538	59,538	-	-
Commissions for collections and payments	84,327	621	9,332	8,115	(41,483)	60,912	-	36,547	24,365
Commissions for intermediation and management of securities	72	1,854	598	6,830	133	9,487	-	9,487	-
Commissions for brokerage of insurance and insurance advisory	216	60,414	50	1	830	61,511	-	61,511	-
Commissions for factoring operations services	126	-	565	549	9	1,249	-	1,249	-
Commissions for securitization services	-	-	-	-	-	-	-		-
Commissions for financial advice	45	-	5,250	3,980	6,147	15,422	-	15,422	-
Office banking	16,750	1,194	2,578	1,140	(167)	21,495	21,495	-	-
Fees for other services rendered	47,397	3,377	7,295	3,225	(471)	60,823	-	60,823	-
Other fees earned	56,947	5,851	15,204	3,632	(628)	81,006	-	81,006	-
Total	640,877	76,918	96,478	68,474	(34,234)	848,513	202,862	621,286	24,365
Commission expenses
Compensation for card operation	(106,388)	(632)	(16,346)	(3,620)	(299)	(127,285)	-	(127,285)	-
Commissions for licence for use brands	(5,019)	(103)	(899)	(38)	(18)	(6,077)		(6,077)	-
Commissions for services related to the credit card system and prepaid cards	(15,861)	(327)	(584)	(62)	5,891	(10,943)		(10,943)	-
Commissions for obligations of loyalty programmes and merits for card customers	(92,483)	(1,833)	(990)	-	(236)	(95,542)		(57,325)	(38,217)
Fees and commissions for securities transactions	-	-	-	(7,426)	(1,689)	(9,115)	-	(9,115)	-
Office banking	(1,265)	(1,540)	(1,026)	(242)	1,214	(2,859)	(2,859)		-
Interbank services	(27,056)	(32,935)	(21,939)	(5,172)	25,966	(61,136)	-	(61,136)	-
Other fees	(8,390)	(19,086)	(17,300)	(2,121)	13,981	(32,916)	-	(32,916)	-
Total	(256,462)	(56,456)	(59,084)	(18,681)	44,810	(345,873)	(2,859)	(304,797)	(38,217)
Total Net commission income and expenses	384,415	20,462	37,394	49,793	10,576	502,640	200,003	316,489	(13,852)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 27 - NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS
The detail of income (expense) from financial operations is as follows:

	For the years ended December 31,
	2025	2024	2023
	MCh$	MCh$	MCh$
Net income/(expense) from financial assets for trading at FVTPL
Financial derivative contracts	148,943	64,879	103,335
Debt financial instruments	25,508	20,063	(11,662)
Other financial instrumets	26	71	88
Subtotal	174,477	85,013	91,761
Net income from financial liabilities for trading at FVTPL
Financial derivative contracts	(218,033)	-	-
Subtotal	(218,033)	-	-
Net income from non-current assets and groups available for sale not admissible as discontinued operations
Financial assets at amortised cost	2,351	2,659	(215)
Financial assets at fair value through OCI	(820)	(45,365)	(125,610)
Financial liabilities at amortised cost	1,407	5,638	4,891
Subtotal	2,938	(37,068)	(120,934)
Net income from exchange, adjustment and hedge accounting of foreign currency
Net income from foreign currency exchange	722,452	(611,021)	(83,695)
Net income from readjustment of foreign currency
Financial assets at FVTPL	-	-	6,952
Financial assets at amortised cost	(10,826)	12,276	2,350
Others assets	-	-	(14)
Financial liabilities at FVTPL	-	915	547
Net income from hege accounting of foreign currency risk	(415,226)	800,404	405,488
Subtotal	296,400	202,574	331,628

Total income (expense) from financial operations	255,782	250,519	302,455

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 28 - NET INCOME FROM NON-CURRENT ASSETS AND GROUPS AVAILABLE FOR SALE NOT ADMISSIBLE AS DISCONTINUED OPERATIONS
The detail of net income from assets received in lieu of payment and sale of non-currents assets is as follows:

	For the years ended December 31,
	2025	2024	2023
	MCh$	MCh$	MCh$
Net income from assets received in lieu of payment
Income from assets received in lieu of payment	9,141	3,993	8,452
Other income from assets received in lieu of payment	-	-	-
Provision on assets received in lieu of payment	(2,761)	(95)	858
Expenses for maintenance of assets received in lieu of payment	(9,204)	(4,972)	(1,437)
Subtotal	(2,824)	(1,074)	7,873
Sale of non-current assets
Net income from sale of fixed assets	10,067	5,123	5,281
Subtotal	10,067	5,123	5,281

TOTAL	7,243	4,049	13,154

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 29 - OTHER OPERATING INCOME AND EXPENSES
Other operating income is comprised of the following components:

	For the years ended December 31,
	2025	2024	2023
	MCh$	MCh$	MCh$
Pension plan interest	151	574	539
Compensation from insurance companies due to damages (1)	218	112	45
Rental income	1,040	402	457
Income from recovery tax and expenses	375	421	661
Income from business alliance	3,700	3,396	1,218
Other	1,532	3,143	887
Total	7,016	8,048	3,807
(1)Mainly related to recoveries from fraud claims.

Other operating expenses are detailed as follows:

	For the years ended December 31,
	2025	2024	2023
	MCh$	MCh$	MCh$
Credit card expenses	(196)	(147)	(1,043)
Customer services	(592)	(627)	(1,791)
Operating risk charge-offs and provision	(48,808)	(43,501)	(10,358)
Recovery of operating expenses	7,279	29,813	2,692
Life insurance and general product insurance policies (1)	(392)	(31,296)	(9,325)
Commercial representation expenses	(15,057)	(8,799)	(2,053)
Expenses associated leasing operations (2)	(1,325)	(4,922)	(5,329)
Expenses associated factoring operations	(242)	(71)	(769)
Restructuring expenses (3)	(34,164)	(43,156)	(14,232)
Commercial alliance expenses	(758)	(137)	(696)
Lawsuits provision	(773)	(555)	1,081
Retail association payment	-	(164)	(162)
Bond issuance expenses	-	-	(1,157)
Other	(6,675)	(11,177)	11,504
Total	(101,703)	(114,739)	(31,638)
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 30 - PERSONNEL SALARIES AND EXPENSES
For the years ended December 31, 2025, 2024 and 2023, the composition of personnel salaries and expenses is as follows:

	For the years ended December 31,
	2025	2024	2023
	MCh$	MCh$	MCh$
Salary compensation	(220,609)	(219,207)	(217,908)
Performance bonus	(72,814)	(61,109)	(47,071)
Legal compensation	(51,116)	(49,887)	(50,677)
Short-term bonuses	(35,244)	(33,901)	(34,186)
Long-term bonus	(8,706)	(14,727)	(14,629)
Stock-based benefits	(1,805)	825	(2,119)
Seniority compensation	(13,086)	(7,928)	(36,289)
Pension plans	–	–	–
Training expenses	(2,518)	(2,463)	(2,653)
Nursery school and kindergarten expenses	(2,375)	(2,597)	(2,749)
Other personnel expenses	(4,629)	(7,825)	(3,994)
Total	(412,902)	(398,819)	(412,275)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 31 - ADMINISTRATIVE EXPENSES
For the years ended December 31, 2025, 2025 and 2024, the composition of the item is as follows:

	For the years ended December 31,
	2025	2024	2023
	MCh$	MCh$	MCh$
General administrative expenses
Maintenance and repair of property, plant and equipment	(23,941)	(26,478)	(23,720)
Short term leases contracts	(16,203)	(18,558)	(9,712)
Other expenses related to leases contracts	(55)	(31)	(87)
Insurance payments	(5,091)	(5,854)	(4,839)
Office supplies	(5,524)	(4,267)	(5,426)
IT and communication expenses	(117,232)	(99,902)	(83,898)
Heating, and other utilities	(6,529)	(5,652)	(5,388)
Security and valuables transport services	(16,049)	(20,914)	(19,893)
Representation and personnel travel expenses	(4,067)	(2,901)	(3,140)
Judicial and notarial expenses	(1,245)	(1,446)	(1,282)
Fees for technical reports, assessments and auditing	(7,634)	(8,505)	(6,450)
Fines applied by FMC and other agencies	-	(15)	(29)
Other general administrative expenses	(21,026)	(20,786)	(20,708)
Subtotal	(224,596)	(215,309)	(184,572)
Outsourced services
Data processing	(67,634)	(48,017)	(44,677)
Technological development, certification and testing service	(1,411)	(4,290)	(3,629)
Administration and supply of external human resources	-	(73)	(36)
Call center for sale, marketing and control quality of client’ services	-	-	(7)
External collection services	(317)	(294)	(308)
External ATM administration and maintenance services	(248)	(531)	(504)
External cleaning, cafeteria, custody, storage services	(3,718)	(3,724)	(3,837)
Product sale and distribution services	-	-	-
External credit evaluation services	(3,004)	(4,773)	(5,347)
Other	(42,961)	(40,892)	(30,532)
Subtotal	(119,293)	(102,594)	(88,877)
Board expenses	(1,796)	(1,794)	(1,711)
Marketing expenses	(21,103)	(23,262)	(23,555)
Taxes, payroll taxes, and contributions
Real estate taxes	(2,266)	(3,801)	(2,185)
Patents	(1,852)	(2,255)	(2,698)
Other taxes	(187)	(1)	(5)
Oversight contributions to the regulator	(16,512)	(17,415)	(16,508)
Subtotal	(20,817)	(23,472)	(21,396)
Total	(387,605)	(366,431)	(320,111)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 32 - DEPRECIATION, AMORTISATION, AND IMPAIRMENT
Depreciation, amortisation and impairment charges for the years ended December 31, 2025, 2024 and 2023, are detailed below:

	For the years ended December 31,
	2025	2024	2023
	MCh$	MCh$	MCh$
Depreciation and amortisation
Amortisation of Intangible assets	(47,855)	(52,982)	(53,393)
Depreciation of property, plant, and equipment	(61,389)	(60,641)	(59,055)
Depreciation right of use assets	(25,915)	(27,812)	(31,314)
Total depreciation and amortisation	(135,159)	(141,435)	(143,762)
Impairment of property, plant, and equipment	(21)	-	-
Impairment of right of use assets	-	(1,041)	-
Impairment of intangibles	(3,726)	(254)	(1,912)
Total impairment	(3,747)	(1,295)	(1,912)
Total	(138,906)	(142,730)	(145,674)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 33 - EXPECTED CREDIT LOSSES ALLOWANCE
As of December 31, 2025, 2024 and 2023, under the credit risk model established by IFRS 9 the ECL allowance by stage recorded at income statements is as follows:

	For the year ended December 31, 2025 *
	Stage 1		Stage 2		Stage 3
	Corporate	Other ** commercial	Corporate	Other ** commercial	Corporate	Other ** commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	2,831	8,750	(13,573)	84	(67,015)	(193,570)	(262,493)
Mortgage loans	-	(6,316)	-	(3,546)	-	(75,487)	(85,349)
Consumer loans	-	(7,463)	-	(13,620)	-	(381,612)	(402,695)
Contingent loans	1,181	(10,730)	(159)	(5,223)	2,529	(1,064)	(13,466)
Repurchase agreements	(115)	-	-	-	-	-	(115)
Loans and account receivable at FVOCI	(154)	-	312	-	(3,657)	-	(3,499)
Debt at FVOCI	(214)	-	-	-	-	-	(214)
Debt at amortised cost	(122)	-	-	-	-	-	(122)
Subtotal	3,407	(15,759)	(13,420)	(22,305)	(68,143)	(651,733)	(767,953)
Recovery of loans previously charged-off							192,640
TOTAL							(575,313)
*Includes overlays for an amount of MCh$119,776 to cover certain defaulted loans from mortgage and other commercial portfolios. See Note 37, Risk management.
**Includes Other Commercial, Mortgages and Consumer.

	For the year ended December 31, 2024 *
	Stage 1		Stage 2		Stage 3
	Corporate	Other ** commercial	Corporate	Other ** commercial	Corporate	Other ** commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(3,447)	(9,814)	(842)	(3,100)	(84,997)	(147,393)	(249,593)
Mortgage loans	-	(1,515)	-	(6,783)	-	(45,276)	(53,574)
Consumer loans	-	1,347	-	(6,022)	-	(352,972)	(357,647)
Contingent loans	(696)	3,152	(91)	(653)	963	227	2,902
Loans and account receivable at FVOCI	(1,040)	-	-	-	-	-	(1,040)
Debt at FVOCI	(188)	-	-	-	-	-	(188)
Debt at amortised cost	606	-	-	-	-	-	606
Subtotal	(4,765)	(6,830)	-933	(16,558)	(84,034)	(545,414)	(658,534)
Recovery of loans previously charged-off							153,944
TOTAL							(504,590)
*Includes overlays for an amount of MCh$89,994 for future macro-economic information and scenarios updates. See Note 37, Risk management.
**Includes Other Commercial, Mortgages and Consumer

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 33 - EXPECTED CREDIT LOSSES ALLOWANCE, continued

	For the year ended December 31, 2023
	Stage 1		Stage 2		Stage 3
	Corporate	Others ** commercial	Corporate	Others commercial	Corporate	Others** commercial	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(132)	3,898	19,358	(4,686)	(92,539)	(81,616)	(155,717)
Mortgage loans	-	4,582	-	1,213	-	(97,364)	(91,569)
Consumer loans	-	(29,029)	-	(57,262)	-	(119,881)	(206,172)
Contingent loans	1,184	14,256	6,316	1,834	(816)	1,589	24,363
Loans and account receivable at FVOCI	201	-	-	-	-	-	201
Debt at FVOCI	-	78	-	-	-	-	78
Debt at amortised cost	-	(1,038)	-	-	-	-	(1,038)
Total	1,253	(7,253)	25,674	(58,901)	(93,355)	(297,272)	(429,854)
Recovery of loans previously charged-off							107,069
TOTAL							(322,785)
**Includes Other Commercial, Mortgages and Consumer.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued
a.Loans to related parties
Loans and accounts receivable as well as contingent loans that correspond to related entities are as follows:

	As of December 31,
	2025				2024
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable
Commercial loans	954,031	7	2,360	752,827	922,232	23,570	2,557	875
Mortgage loans	-	-	31,860	-	-	-	33,179	-
Consumer loans	-	-	3,471	-	-	-	3,729	-
Loans and accounts receivable	954,031	7	37,691	752,827	922,232	23,570	39,465	875

Allowance for loan losses	(917)	-	(361)	(1,539)	(809)	(28)	(498)	-
Net loans	953,114	7	37,330	751,288	921,423	23,542	38,967	875

Guarantees	-	-	-	-	1,031	-	31,489	110

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	-	-	-	-	9,787	-	-	-
Guarantees	30,295	-	-	973	20,313	-	-	394
Contingent loans	30,295	-	-	973	30,100	-	-	394

Allowance for contingent loans	(25)	-	-	(25)	(21)	-	-	(8)
Net contingent loans	30,270	-	-	948	30,079	-	-	386
Loan activity to related parties during 2025, 2024 and 2023 is shown below:

	As of December 31,
	2025				2024
	Group entities	Associates entities	Key Personnel	Other	Group entities (*)	Associates entities	Key Personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	952,332	23,570	39,465	1,269	752,817	49,284	39,469	1,321
Loans granted	75,748	7	10,209	769,292	274,130	4,025	13,638	90
Loans payments	(43,754)	(23,570)	(11,983)	(16,761)	(74,615)	(29,739)	(13,642)	(142)
Total	984,326	7	37,691	753,800	952,332	23,570	39,465	1,269
(*)Loans with non-controlled companies (not-consolidated) amount MCh$234,331, MCh$209,358 and MCh$3,348 as of December 31, 2025, 2024 and 2023, respectively.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued
b.Assets and liabilities with related parties

	As of December 31,
	2025				2024
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	92,598	-	-	-	162,452	-	-	-
Repurchase agreements and securities lending	112,976	-	-	-	-	-	-	-
Financial assets at FVTPL
Financial derivative contracts	960,521	20,155	-	-	1,120,543	11,134	-	-
Other assets	664,461	812,210	-	-	885,307	686,884	-	-

Liabilities
Financial liabilities at FVTPL
Financial derivative contracts	1,282,113	16,830	-	15,043	1,757,184	13,143	-	-
Financial liabilities at amortised cost
Deposits and other demand liabilities	28,885	1,403	5,215	67,338	28,446	1,007	3,260	407
Time deposits and other time liabilities	200,929	-	5,139	12,760	140,475	-	4,996	69
Obligations under repurchase agreements	187,074	-	196,411	-	265,474	-	-	-
Interbank borrowing	119,089	-	-	-	85,325	-	-	-
Issued debt instruments	876,075	-	-	-	941,320	-	-	-
Other financial liabilities	108,084	684,448	-	-	236,998	664,461	-	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continue
c.Income (expense) recorded due to transactions with related parties

	For the years ended December 31,
	2025				2024				2023
	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other	Group entities	Associates entities	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income and inflation-indexation adjustments	(21,891)	119	1,854	507	(9,081)	2,581	2,133	71	(45,542)	1,471	1,717	(41)
Fee and commission income and expenses	208,204	(40,746)	181	8,623	170,996	(63,150)	208	21	176,603	87,987	250	24
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	(253,437)	(23,732)	-	-	329,701	134,224	-	-	233,651	(162,980)	-	-
Other operating income and expenses	21,210	(383)	-	-	3,755	(588)	-	-	964	(734)	-	-
Key personnel compensation and expenses	-	-	(47,241)	-	-	-	(41,598)	-	-	-	(43,941)	-
Administrative and other expenses	(109,924)	(4,837)	-	-	(123,221)	(4,677)	-	-	(95,561)	(1,120)	-	-

(*)Primarily relates to derivative contracts used to financial hedge of exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued
d.Transactions with related parties
Single transaction in the period with related parties not legal persons, which are not usual business operations of the Bank with their clients, and that exceed UF 2,000 (USD 77,289)

As of December 31, 2025			Description of the transactions			Effect on income statements		Effect on balance sheet
Business name	Country	Nature of relationship with the Bank	Type of service	Term	Renewal	Income MCh$	Expenses MCh$	Account receivable MCh$	Account payable MCh$
Banco Santander, S.A.	Spain	Group	Consulting Services	Monthly	Contractual	5	19,095	-	656
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	Consulting Services	Monthly	Contractual	-	3,496	-	-
Santander Chile Holding S.A.	Chile	Group	Consulting Services	Monthly	Contractual	233	-	4	-
Santander Factoring S.A.	Chile	Group	Consulting Services	Monthly	Contractual	39	395	20	66
Bansa Santander S.A.	Chile	Group	Consulting Services	Monthly	Contractual	4	87	-	-
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Consulting Services	Monthly	Contractual	60	(118)	-	134
Santander Global Services, S.L.	Spain	Group	Consulting Services	Monthly	Contractual	-	609	-	-
Santander Investment Chile Limitada	Chile	Group	Consulting Services	Monthly	Contractual	-	5,141	12	336
Santander Global Technology and Operations Chile limitada	Chile	Group	Consulting Services	Monthly	Contractual	178	7,637	2	9,088
Universia Chile S.A.	Chile	Group	Consulting Services	Monthly	Contractual	8	446	-	-
Aquanima Chile S.A.	Chile	Group	Consulting Services	Monthly	Contractual	-	1,067	-	-
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Consulting Services	Monthly	Contractual	693	85	9,976	21
Centro de Compensación Automatizado S.A.	Chile	Associated	Consulting Services	Monthly	Contractual	-	3,453	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	Consulting Services	Monthly	Contractual	-	600	-	-
Zurich Santander Seguros Generales Chile S.A.	Chile	Associated	Consulting Services	Monthly	Contractual	122	-	1,452	-
Santander Banca de Inversión Colombia, S.A.S.	Colombia	Group	Consulting Services	Monthly	Contractual	-	291	-	-
F1rst Tecnologia e Inovação Ltda.	Brazil	Group	Consulting Services	Monthly	Contractual	-	8,783	-	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	Consulting Services	Monthly	Contractual	-	53,843	-	-
PagoNxt Payments Services, S.L.	Spain	Group	Consulting Services	Monthly	Contractual	-	751	-	-
Santander Global Cards & Digital Solutions, S.L.	Spain	Group	Consulting Services	Monthly	Contractual	-	2,316	-	-
Open Digital Services, S.L.	Spain	Group	Consulting Services	Monthly	Contractual	-	4,141	-	-
Klare Corredora de Seguros S.A.	Chile	Group	Consulting Services	Monthly	Contractual	9	274	1	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 34 - TRANSACTIONS WITH RELATED PARTIES, continued

As of December 31, 2024			Description of the transactions			Effect on income statements		Effect on balance sheet
Business name	Country	Nature of relationship with the Bank	Type of service	Term	Renewal	Income MCh$	Expenses MCh$	Account receivable MCh$	Account payable MCh$
Banco Santander, S.A.	Spain	Group	Consulting Services	Monthly	Contractual	-	21,898	-	1,264
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	Back Office services	Monthly	Contractual	-	3,554	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	Contractual	266	-	1	-
Santander Factoring S.A.	Chile	Group	Leases, Custody and Portal	Monthly	Contractual	44	412	20	103
Bansa Santander S.A.	Chile	Group	Leases and Other	Monthly	Contractual	4	83	-	-
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	Contractual	57	762	-	-
Santander Global Services, S.L. Unipersonal	Spain	Group	Consulting services	Monthly	Contractual	-	643	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	Contractual	-	4,925	3	310
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	Contractual	-	372	-	14
Universia Chile S.A.	Chile	Group	Institutional Services	Monthly	Contractual	7	435	-	84
Aquanima Chile S.A.	Chile	Group	Procurement Services	Monthly	Contractual	-	1,904	-	351
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	Contractual	-	483	9,335	81
Centro de Compensación Automatizado S.A.	Chile	Associated	Derivatives clearing	Monthly	Contractual	-	3,501	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	Card operator	Monthly	Contractual	-	733	-	-
Zurich Santander Seguros Generales Chile S.A.	Chile	Associated	Channel Usage Services	Monthly	Contractual	187	-	1,883	-
F1rst Tecnologia e Inovação Ltda.	Brazil	Group	IT Services and Service Desk	Monthly	Contractual	-	26,816	-	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT services and Ops,	Monthly	Contractual	-	57,379	132	-
PagoNxt Trade Services, S.L.	Spain	Group	Digital payments	Monthly	Contractual	-	620	-	-
Klare Corredora de Seguros S.A.	Chile	Group	Leases	Monthly	Contractual	78	-	267	-
Universia Holding, S.L.	Spain	Group	Institutional Services	Monthly	Contractual	-	77	-	-
Santander Global Cards & Digital Solutions, S.L.	Spain	Group	Institutional Services	Monthly	Contractual	-	515	-	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

	For the years ended December 31,
	2025	2024	2023
	MCh$	MCh$	MCh$
Personnel compensation	21,894	21,652	21,409
Board members’ salaries and expenses	1,796	1,794	1,711
Bonuses or gratifications	19,938	17,814	16,402
Stock-based benefits (*)	1,805	(825)	2,119
Seniority compensation	818	15	2,312
Pension plans	–	–	(1,251)
Training expenses	–	–	38
Health funds	411	393	374
Other personnel expenses	579	755	(386)
Total	47,241	41,598	42,728
(*)Some of the executives that qualified for this benefit left the Group for different reasons, without complying with the requirements to receive the benefit, therefore the obligation amount decreased, which generated the reversal of provisions.
f.Composition of key personnel
As of December 31, 2025, 2024 and 2023, the composition of the Bank’s key personnel is as follows:

	N° of executives
Position	As of December 31,
	2025	2024	2023
Director	11	11	11
Manager	124	125	122
Total key personnel	135	136	133

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Plan Assets owned by the Bank at the end of 2025 totaled MCh$3,462 (MCh$4,107 in 2024).
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
Actuarial hypothesis assumptions:
Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Post-employment plans
	2025	2024
Mortality chart	RV-2014	RV-2014
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 35 - PENSION PLANS, continued
Activity for post-employment benefits is as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Plan assets	3,462	4,107
Commitments for defined-benefit plans
For active personnel	(2,769)	(3,138)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	693	969
Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2025	2024	2023
	MCh$	MCh$	MCh$
a) Fair value of plan assets
Opening balance	4,107	5,260	6,819
Expected yield of insurance contracts	151	574	539
Employer contributions	1,277	1,308	1,269
Actuarial (gain) losses	-	-	-
Premiums paid	-	-	-
Benefits paid	(2,073)	(3,035)	(3,367)
Fair value of plan assets at year end	3,462	4,107	5,260

b) Present value of obligations
Present value of obligations opening balance	(3,138)	(5,027)	(6,277)
Net incorporation of Group companies	-	-	-
Service cost	283	1,889	1,250
Interest cost	-	-	-
Curtailment/settlement effect	-	-	-
Benefits paid	-	-	-
Past service cost	-	-	-
Actuarial (gain) losses	-	-	-
Other	86	-	-
Present value of obligations at year end	(2,769)	(3,138)	(5,027)
Net balance at year end	693	969	233
Plan expected profit:

	As of December 31,
	2025	2024	2023
Type of expected yield from the plan’s assets	UF + 2.50% annually	UF + 2.50% annually	UF + 2.50% annually
Type of yield expected from the reimbursement rights	UF + 2.50% annually	UF + 2.50% annually	UF + 2.50% annually

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 35 - PENSION PLANS, continued
Plan associated expenses:

	For the years ended December 31,
	2025	2024	2023
	MCh$	MCh$	MCh$
Current period service expenses	283	1,889	1,250
Interest cost	-	-	-
Expected yield from plan’s assets	151	574	539
Expected yield of insurance contracts linked to the Plan:
Extraordinary allocations	-	-	-
Actuarial (gain)/ losses recorded in the period	-	-	-
Past service cost	-	-	-
Other	-	-	-
Total	434	2,463	1,789

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Determination of fair value of financial instruments
Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2025 and 2024:

	As of December 31,
	2025		2024
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets for trading at FVTPL
Financial derivative contracts	10,879,777	10,879,777	12,309,770	12,309,770
Debt financial instruments	714,628	714,628	329,327	329,327
Financial assets at FVOCI
Debt financial instrument	3,598,366	3,598,366	2,687,485	2,687,485
Other financial instruments	291,586	291,586	74,903	74,903
Financial derivative contracts for hedge accounting	261,192	261,192	843,628	843,628
Financial assets at amortised cost
Rights under repurchase agreements	427,983	428,483	153,087	153,087
Debt financial instruments	5,525,242	5,593,724	5,176,005	5,207,697
Interbank loans	68,176	68,176	31,282	31,307
Loans and account receivable from customers	39,642,246	40,119,171	40,099,872	40,597,772
Guarantee deposits (margin accounts)	2,075,671	2,075,671	1,847,101	1,847,101

Liabilities
Financial liabilities for trading at FVTPL
Financial derivative contracts	10,587,308	10,587,308	12,155,024	12,155,024
Financial derivative contracts for accounting hedges	912,716	912,716	898,394	898,394
Financial liabilities at amortised cost
Deposits and other demand liabilities	14,075,590	14,075,590	14,260,609	14,260,609
Time deposits and other time liabilities	16,493,783	16,678,683	17,098,625	17,249,068
Obligations under repurchase agreements and securities lending	2,755,243	2,836,063	276,588	276,588
Interbank borrowings	3,434,237	3,564,731	4,337,947	4,357,838
Issued debt instruments	7,699,100	7,731,098	8,133,275	7,998,659
Other financial liabilities	224,321	224,321	200,541	200,541
Regulatory capital financial instruments	1,948,493	2,067,241	1,910,697	1,945,784
Guarantees received (margin accounts)	1,541,061	1,541,061	1,832,345	1,832,345

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
-Mutual funds
Instruments which cannot be observable in the market are valued according to other inputs observable in the market (Level 2).
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES. continued
The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description of unobservable inputs
● Caps/Floors/Swaptions	Black Normal model for Cap/Floors and Swaptions	There is unobservable input of implied volatility.
	Black – Scholes	There is unobservable input of implied volatility.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is unobservable volatility input
	FRA Implicit	Start FW not supported by Murex (platform) due to UF FW estimation
● CCS, IRS, CMS at TAB rates	Present Value of Cash Flows Model	- Valuation obtained using interest curve interpolating to maturity of flows, however, TAB is not a directly observable variable nor correlated to any market input. - Valuation using prices of instruments with similar characteristics plus a liquidity penalty rate.
● CCS (maturity> 30 years)	Present Value of Cash Flows Model	The rates are provided by ICAP, GFI, Tradition and Bloomberg according following criteria: Using the published market prices, the valuation curve is constructed using the bootstrapping method and this curve is then used to value the different derivatives.
● Loans and account receivable at FVOCI	Present Value of Cash Flows Model	Measured by discounting estimated cash flow using the interest rate of new contracts.
● Mortgage finance bonds	Present Value of Cash Flows Model	The yields (YTM) are provided by RiskAmérica according to the following criteria: If, on the valuation date, there are one or more valid transactions on the Santiago Stock Exchange for a given ticker symbol, the reported rate is the weighted average of the observed rates. If there are no valid transactions for a given ticker symbol on the valuation date, the reported rate is a "base YTM," derived from a reference structure, plus a "Model Spread" based on historical spread data for the same or similar securities.
The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.
The following table presents the assets and liabilities that are measured at fair value on a recurrent basis:

	Fair value measurement
As of December 31,	2025	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets for trading at FVTPL
Financial derivative contracts	10,879,777	-	10,874,986	4,791
Debt financial instruments	714,628	714,628	-	-
Financial assets at FVOCI
Debt financial instrument	3,598,366	3,594,882	-	3,484
Other financial instruments	291,586			291,586
Financial derivative contracts for hedge accounting	261,192	-	261,192	-
Guarantee deposits (margin accounts)	2,075,671	-	2,075,671	-
Total	17,821,220	4,309,510	13,211,849	299,861
Liabilities
Financial liabilities for trading at FVTPL
Financial derivative contracts	10,587,308	-	10,587,308	-
Financial derivative contracts for accounting hedges	912,716	-	912,716	-
Guarantees received (margin accounts)	1,541,061	-	1,541,061	-
Total	13,041,085	-	13,041,085	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES. continued

	Fair value measurement
As of December 31,	2024	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets for trading at FVTPL
Financial derivative contracts	12,309,770	-	12,304,162	5,608
Debt financial instruments	329,327	329,327	-	-
Financial assets at FVOCI
Debt financial instrument	2,687,485	2,682,479	-	5,006
Other financial instruments	74,903	-	-	74,903
Financial derivative contracts for hedge accounting	843,628	-	843,628	-
Guarantee deposits (margin accounts)	1,847,101		1,847,101	-
Total	18,092,214	3,011,806	14,994,891	85,517
Liabilities
Financial liabilities for trading at FVTPL
Financial derivative contracts	12,155,024	-	12,155,021	3
Financial derivative contracts for accounting hedges	898,394	-	898,394	-
Guarantees received (margin accounts)	1,832,345	-	1,832,345	-
Total	14,885,763	-	14,885,760	3
The following table presents assets or liabilities which are not measured at fair value in the statements of financial position but for which the fair value is disclosed:

	Fair value measurement
As of December 31,	2025	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets at amortised cost
Rights for repurchase agreements and securities loans	428,483	-	-	428,483
Debt financial instruments	5,593,724	5,593,724	-	-
Interbank loans	68,176	-	-	68,176
Loans and account receivable from customers	40,119,171	-	-	40,119,171
Total	46,209,554	5,593,724	-	40,615,830
Liabilities
Financial liabilities at amortised cost
Deposits and other demand liabilities	14,075,590	-		14,075,590
Time deposits and other time liabilities	16,678,683	-	16,678,683	-
Obligations under repurchase agreements and securities lending	2,836,063	-	2,836,063	-
Interbank borrowings	3,564,731	-	3,564,731	-
Issued debt instruments	7,731,098	-	7,731,098	-
Other financial liabilities	224,321	-	-	224,321
Regulatory capital financial instruments	2,067,241	-	2,067,241	-
Total	47,177,727	-	32,877,816	14,299,911

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES. continued

	Fair value measurement
As of December 31,	2024	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets at amortised cost
Rights for repurchase agreements and securities loans	153,087	-	153,087	-
Debt financial instruments	5,207,697	5,207,697	-	-
Interbank loans	31,307	-	-	31,307
Loans and account receivable from customers	40,597,772	-	-	40,597,772
Total	45,989,863	5,207,697	153,087	40,629,079
Liabilities
Financial liabilities at amortised cost
Deposits and other demand liabilities	14,260,609	-	-	14,260,609
Time deposits and other time liabilities	17,249,068	-	17,249,068	-
Obligations under repurchase agreements and securities lending	276,588	-	276,588	-
Interbank borrowings	4,357,838	-	4,357,838	-
Issued debt instruments	7,998,659	-	7,998,435	224
Other financial liabilities	200,541	-	-	200,541
Regulatory capital financial instruments	1,945,784	-	1,945,784	-
Total	46,289,087	-	31,827,713	14,461,374
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
The valuation techniques used to estimate each level are defined in Note 1,i). There were no transfers between levels 1 and 2 for the year ended December 31, 2025 and 2024.
The table below shows the effect, at December 31, 2025 and 2024, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by a sensitivity analysis under a 1bp scenario, detailed in the following table:

As of December 31, 2025
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Financial derivatives contracts - CCS	Discounted Cash Flows	Credit spread	(10.55)%	10.55%
Debt financial instruments at FVOCI	Discounted Cash Flows	Observability	(0.76)%	0.76%
Other financial instruments at FVOCI - mortgage loans	Discounted Cash Flows	Observability	(260.97)%	260.97%
Other financial instruments at FVOCI - commercial loans	Discounted Cash Flows	Interest rate curve	(0.96)%	0.96%

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant inputs (Level 3) as of December 31, 2025, 2024 and 2023:

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2025	85,517	3
Total realized and unrealized profits (losses)
Included in statements of income	-	-
Included in other comprehensive income	(34,911)	-
Purchases, issuances, and loans (net)	240,980	-
Level transfer	8,275	-
As of December 31, 2025	299,861	3

Total profits or losses included in comprehensive income for 2024 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2025	214,344	-

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2024	105,711	-
Total realized and unrealized profits (losses)
Included in statements of income	(19)	-
Included in other comprehensive income	5,015	-
Purchases, issuances, and loans (net)	(35,802)	2
Level transfer	10,612	1
As of December 31, 2024	85,517	3

Total profits or losses included in comprehensive income for 2023 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2024	(20,194)	3

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES. continued

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
The Local Risk Factor Committee, which meets quarterly, reviews cases where transfers between different levels are necessary. During 2025, the Bank performed reclassifications.
The realized and unrealized profits (losses) are included in comprehensive income for 2025 and 2024, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statements of Comprehensive Income.
The potential effect as of December 31, 2025 and 2024 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant inputs (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.
The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2025 and 2024:

As of December 31, 2025
	On-balance sheet amounts with netting agreements		Remaining financial instruments not linked, nor subject to neeting agreements	Statements of Financial Position balances
	Compensated in balance	Net amount presented in balance
	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial instruments Assets
Financial derivative contracts and hedge accounting (1)	-	10,907,313	233,656	11,140,969
Repurchase and securities lending contracts	-	427,983	-	427,983
Loans and accounts receivable and interbank loans (2)	-	-	39,710,422	39,710,422
Total	-	11,335,296	39,944,078	51,279,374
Liabilities
Financial derivative contracts and hedge accounting	-	11,257,707	242,317	11,500,024
Repurchase and securities lending contracts	-	2,755,243	-	2,755,243
Deposits and interbank borrowings	-	-	34,003,610	34,003,610
Total	-	14,012,950	34,245,927	48,258,877
(1)Derivatives contract have guarantees associated for assets Ch$1,985,631 million million and liabilities Ch$1,433,944 million.
(2)Loans and accounts receivable and interbank loans at amortised cost.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 36 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES. continued

As of December 31, 2024
	On-balance sheet amounts with netting agreements		Remaining financial instruments not linked, nor subject to neeting agreements	Amount in Statements of Financial Position
	Compensated in balance	Net amount presented in balance
	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial instruments Assets
Financial derivative contracts and hedge accounting (1)	-	12,931,746	221,652	13,153,398
Repurchase agreements and securities lending	-	153,087	-	153,087
Loans and accounts receivable and interbank loans (2)	-	-	40,131,154	40,131,154
Total	-	13,084,833	40,352,806	53,437,639
Liabilities
Financial derivative contracts and hedge accounting	-	12,732,211	321,207	13,053,418
Repurchase and securities lending contracts	-	276,588	-	276,588
Deposits and interbank borrowings (3)	-	-	35,697,181	35,697,181
Total	-	13,008,799	36,018,388	49,027,187
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

	As of December 31, 2025		As of December 31, 2024
Financial derivative contracts	Assets	Liability	Assets	Liability
	MCh$	MCh$	MCh$	MCh$
Financial derivative contracts with collateral agreement	1,985,631	1,433,944	1,840,673	1,594,111
Financial derivative contracts without collateral agreement	9,155,338	10,066,080	11,312,725	11,459,307
Total	11,140,969	11,500,024	13,153,398	13,053,418

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2025, 2024 and 2023, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
•The use of a 99% level of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and
•A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses,
We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. In both 2025 and 2024, the Bank has remained within the maximum limit established for the VaR, even in those circumstances in which actual VaR exceed the estimated VaR.
High, low and average levels for each component for 2025 and 2024 were as follows:

VaR	2025 USD millions	2024 USD millions
Consolidated
High	2.87	4.06
Low	1.05	1.47
Average	1.67	2.40

Fixed-income investments
High	2.83	3.33
Low	0.96	1.41
Average	1.36	2.23

Variable-income investments
High	-	-
Low	-	-
Average	-	-

Foreign currency investments
High	2.62	3.93
Low	0.16	0.18
Average	1.04	1.55

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
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
Market risk – Financial management portfolio – December 31, 2025 and 2024

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

	2025		2024
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial management portfolio – local currency (MCh$)
Loss limit	175,196	370,271	138,957	373,566
High	9,968	186,784	49,174	170,622
Low	11,605	96,459	482	87,335
Average	703	131,800	20,482	136,617
Financial management portfolio – foreign currency (USD millions)
Loss limit	40,531	180,138	178,937	198,819
High	9,586	68,145	13,104	61,137
Low	—	—	442	47,615
Average	1,099	20,534	5,169	53,651
Financial management portfolio – consolidated (in MCh$)
Loss limit	175,196	370,271	138,957	373,566
High	27,182	348,027	46,970	357,867
Low	4,600	237,954	—	279,293
Average	13,044	273,792	19,678	311,333
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued

	As of december 31,
	2025	2024
	MCh$	MCh$
Market risk – trading protfolio
Exposure to rate risk	565,138	459,161
Exposure to currency risk	4,484	13,931
Interest rate option risk	-	-
Currency option risk	1,896	4,284
Total exposure of trading portfolio	571,518	477,376
10% of RWA	714,397	596,720
Subtotal	1,285,915	1,074,096
Limit = Regulatory capital	7,047,322	6,961,316
Available margin	5,761,407	5,887,220

Market risk – short-term financial management portfolio
Short Term Exposure to Interest Rate Risk	101,913	95,219
Exposure to Inflation Risk	153,766	149,306
Short-term exposure of financial management portfolio	255,679	244,525
Limit = 35% net (net income from interest and readjustments + interest rates sensitive commissions)	1,008,348	909,152
Available margin	752,669	664,627

Market risk – long-term financial management portfolio
Long Term Exposure to Interest Rate Risk	728,870	697,405
Limit = 35% Regulatory capital	2,466,563	2,436,461
Available margin	1,737,693	1,739,056

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
The following table shows quality assets and its related provision, based on our internal scoring policy as of December 31, 2025 and 2024:

December 31, 2025
Corporate loans
Corporate Portfolio	Stage 1	Stage 2	Stage 3	Total Corporate	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance (*)	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
A1	3,332	-	-	3,332	0.01%	6	-	-	6	0.00%
A2	577,975	-	-	577,975	1.41%	239	-	-	239	0.02%
A3	1,949,161	73,336	-	2,022,497	4.94%	1,066	218	-	1,284	0.11%
A4	2,678,213	3,461	-	2,681,674	6.55%	3,259	8	-	3,267	0.27%
A5	2,585,516	19,059	781	2,605,356	6.36%	6,279	182	195	6,656	0.54%
A6	1,876,579	47,882	116	1,924,577	4.70%	7,551	1,012	30	8,593	0.70%
B1	686,259	251,666	25,860	963,785	2.35%	4,365	29,509	329	34,203	2.80%
B2	19,372	116,585	-	135,957	0.33%	82	4,641	-	4,723	0.39%
B3	-	116,290	4,546	120,836	0.30%	-	4,902	1,009	5,911	0.48%
B4	-	117,497	37,504	155,001	0.38%	-	5,805	8,888	14,693	1.20%
C1	-	21,611	144,083	165,694	0.40%	-	2,107	49,177	51,284	4.20%
C2	-	10,899	113,621	124,520	0.30%	-	502	28,721	29,223	2.39%
C3	-	3,480	87,595	91,075	0.22%	-	288	31,343	31,631	2.59%
C4	-	1,909	133,586	135,495	0.33%	-	185	58,016	58,201	4.76%
C5	-	452	76,435	76,887	0.19%	-	65	48,380	48,445	3.96%
C6	-	1,011	120,987	121,998	0.30%	-	70	83,096	83,166	6.80%
Subtotal	10,376,407	785,138	745,114	11,906,659	29.09%	22,847	49,494	309,184	381,525	31.21%

	Other loans
	Stage 1	Stage 2	Stage 3	Total Other loans	Percentage	Stage 1	Stage 2	Stage 3	Total ECL Allowance	Percentage
	MCh$	MCh$	MCh$	MCh$	%	MCh$	MCh$	MCh$	MCh$	%
Other Commercial	4,461,656	546,770	516,928	5,525,354	13.50%	37,946	33,702	187,235	258,883	21.18%
Mortgage	14,470,420	1,954,826	1,018,317	17,443,563	42.62%	16,512	63,795	169,146	249,453	20.41%
Consumer	4,826,724	895,561	335,019	6,057,304	14.80%	59,130	89,561	183,906	332,597	27.21%
Subtotal	23,758,800	3,397,157	1,870,264	29,026,221	70.91%	113,588	187,058	540,287	840,933	68.79%
Total	34,135,207	4,182,295	2,615,378	40,932,880	100.00%	136,435	236,552	849,471	1,222,458	100.00%
(*)Include MCh$151,682 of ECL allowance calculated on an Individual basis.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
In relation to the credit quality of the investment portfolio, local regulations establish that banks are able to hold only local and foreign fixed–income securities except in certain cases. Additionally, Banco Santander-Chile has internal policies to ensure that only securities approved by the Market Risk department, which are stated in the documents “APS” – Products and underlying Approval, are acquired. The Credit Risk Department sets the exposure limits to those approved APS’s. The APS is updated on daily basis. As of December 31, 2025, 99% our total investment portfolio corresponds to securities issued by the Chilean Central Bank, Chilean Treasury and US Treasury notes.
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
Threshold = Lifetime PD (at reporting date) – Lifetime PD (at origination)

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
Since November 2024 until this date, the Bank has applied the following Significant Increase in Credit Risk (SICR) thresholds. This resulted in an decrease in the ECL allowance amounting to MCh$353 in December 2024. Below:

Other commercial				Corporate loans
Mortgages	Other loans	Revolving (Credit cards)	SME	SME	Middle market	Corporate and Investment Banking
17.61%	30.53%	12.28%	30.53%	14.20%	15.41%	Santander Group criteria
Since December 2023 to November 2024, the Bank applied the following threshold of significant increase in credit risk (SICR), In December 2023 the Bank accounted an impact of MCh$ 863 a decrease of ECL allowance

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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
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
The allowances determined under a “Discounted Cash Flow Methodology” must take into account the financial information of the debtor, including available business strategies, as well as collateral associated with that debtor. The recovery analysis includes the following scenarios:
-Recovery of a possible sale of collateral.
-Recovery on the basis of common commercial activities (commercial plan).
The following table shows the allowance and assets before allowance of the loans that meet the conditions:

	2025	2024
	MCh$	MCh$
Loans and account receivable	429,995	382,737
Allowance for ECL – discounted cash flow methodology	151,682	165,935
As of December 31, 2024, the expected credit losses related to corporate commercial loans includes MCh$151,682 measured from cash flow discounted methodology (MCh$165,935 in 2023).
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

	2025	2024
	MCh$	MCh$
Loans and account receivable (commercial, mortgage and consumer loans)	40,502,885	40,941,107
Allowance for ECL – collective basis	1,070,776	1,026,755
As of December 31, 2025, the Bank maintains overlays for an amount of MCh$119,776. These overlays are intended to cover certain defaulted exposures within the mortgage and other commercial loan portfolios, as well as to cover the future expected impact of the recalibration of Macro economical forward-looking information postponed to the first quarter of 2026, which explains the increase in the closing balance for 2025 related to closing 2024 balance.
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
During 2025, and as part of the normal review process, the Bank has made minor adjustments to the internal rating models, in order to improve its ability to adequately detect the risk profile of the clients individually evaluated.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
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
If the modification results in derecognition, then the modified asset is a new asset. The following table shows modification that results in deregonition and therefore and new operations:

	As of December 31, 2025				As of December 31, 2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount	34,135,207	4,182,295	2,615,378	40,932,880	34,954,120	3,964,904	2,404,820	41,323,844
Modified loans	-	863,495	1,266,773	2,130,268	-	814,092	1,236,176	2,050,268
%	-	20.65%	48.44%	5.20%	-	20.53%	51.40%	4.96%

ECL allowance	136,435	236,552	849,471	1,222,458	142,333	220,095	830,262	1,192,690
Modified loans		55,768	399,527	455,295		52,474	403,125	455,599
%	-	23.58%	47.03%	37.24%	-	23.84%	48.55%	38.20%
i.Macro economical forward-looking information and scenarios
In November 2025 the Bank decided to defer the update of the macroeconomic scenarios to first quarter of 2026.
The annual growth forecasts for the most relevant macroeconomic variables for each of our scenarios mainly used during 2025 are the same used in 2023, and are as follows:

	Average estimates 2025
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued

Local scenario		Global scenario
	Probability weighting		Probability weighting
Favorable scenario 2	10%	Favorable scenario 1	30%
Favorable scenario 1	15%	Base scenario	40%
Base scenario	50%	Unfavorable scenario 1	30%
Unfavorable scenario 1	15%
Unfavorable scenario 2	10%
The ECL allowance sensibility to future macro-economic conditions is as follows:

	As of December 31,
	2025	2024
	MCh$	MCh$
Reported ECL allowance	1,227,121	1,193,854
Gross carrying amount	41,229,129	41,399,911

Reported ECL Coverage	2.81%	2.81%

ECL amount by scenarios
Favorable scenarios 2	1,051,890	1,013,732
Favorable scenarios 1	1,120,297	1,082,296
Base scenarios	1,198,135	1,158,397
Unfavorable scenarios 1	1,273,300	1,234,421
Unfavorable scenarios 2	1,326,143	1,284,831

Coverage ratio by scenarios
Favorable scenarios 2	2.55%	2.45%
Favorable scenarios 1	2.72%	2.61%
Base scenarios	2.91%	2.80%
Unfavorable scenarios 1	3.09%	2.98%
Unfavorable scenarios 2	3.22%	3.10%

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
j.Analysis of risk concentration
The following table shows the risk concentration by industry, and by stage before ECL allowance of loans and account receivable from customers and Interbak loans at amortised cost:

	As of December 31,
	2025				2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Agriculture and livestock	358,537	70,576	94,027	523,140	427,626	67,010	81,628	576,264
Fruit cultivation	331,919	76,389	104,899	513,207	404,013	93,737	114,766	612,516
Forest	136,605	7,148	17,126	160,879	122,759	10,480	19,542	152,781
Fishing	272,913	8,969	4,581	286,463	389,857	3,876	6,904	400,637
Mining	319,481	65,775	5,545	390,801	454,735	5,817	6,595	467,147
Oil and natural gas	13,225	415	161	13,801	11,040	277	208	11,525
Manufacturing Industry:
Food, beverages and tobacco	347,644	21,119	32,048	400,811	296,297	25,383	19,684	341,364
Textile, leather and footwear	76,213	5,585	8,678	90,476	64,297	6,236	9,262	79,795
Wood and furniture	73,543	4,780	6,675	84,998	83,304	1,827	6,656	91,787
Cellulose, paper and printing	66,348	6,968	1,892	75,208	51,886	7,925	4,773	64,584
Chemicals and petroleum derivatives	131,102	6,371	1,320	138,793	129,701	1,415	1,223	132,339
Metallic, non-metallic, machinery, or other	338,009	11,108	26,229	375,346	365,864	13,202	17,924	396,990
Other manufacturing industries	226,135	11,914	16,273	254,322	214,957	11,143	21,523	247,623
Electricity, gas, and wáter	637,721	74,225	9,455	721,401	747,969	52,240	5,025	805,234
Home building	226,117	10,979	20,681	257,777	206,906	12,840	28,582	248,328
Non-residential construction	450,972	20,605	19,000	490,577	512,234	20,843	29,644	562,721
Wholesale trade	1,561,889	87,346	165,367	1,814,602	1,560,877	104,488	171,345	1,836,710
Retail trade, restaurants and hotels	1,577,715	80,327	117,151	1,775,193	1,367,697	79,765	105,453	1,552,915
Transport and storage	604,323	40,365	46,915	691,603	693,354	50,741	55,381	799,476
Telecommunications	620,408	15,648	5,687	641,743	504,811	17,183	10,265	532,259
Financial services	574,615	867	1,220	576,702	610,158	33,019	1,135	644,312
Real estate services	1,996,005	191,364	175,763	2,363,132	2,010,898	205,007	153,315	2,369,220
Social services and other community services	3,896,624	513,065	381,349	4,791,038	4,032,140	515,762	378,008	4,925,910
Subtotal	14,838,063	1,331,908	1,262,042	17,432,013	15,263,380	1,340,216	1,248,841	17,852,437

Mortgage loans	14,470,420	1,954,826	1,018,317	17,443,563	14,762,656	1,944,932	852,181	17,559,769
Consumer loans	4,826,724	895,561	335,019	6,057,304	4,928,084	679,756	303,798	5,911,638
Total	34,135,207	4,182,295	2,615,378	40,932,880	34,954,120	3,964,904	2,404,820	41,323,844

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
The following table shows past due information related to loans and account receivable from customers and Interbak loans at amortised cost, and related ECL allowance:

	As of December 31, 2025
	Gross carrying amount				ECL allowance
	Stage 1	Stage 2	Stage 3	TOTAL	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans
Current	68,178	-	-	68,178	2	-	-	2
Commercial loans
Current	14,723,323	1,088,790	420,078	16,232,191	56,528	53,191	113,255	222,974
1-29 days past due	37,475	81,350	52,447	171,272	3,578	12,023	18,953	34,554
30-89 days past due	8,269	147,143	180,852	336,264	657	17,255	52,634	70,546
Over 90 days past due	818	14,625	608,665	624,108	28	727	311,577	312,332
Mortgage loans
Current	14,445,323	1,417,326	268,815	16,131,464	16,050	39,633	28,908	84,591
1-29 days past due	67	30,270	10,448	40,785	1	2,153	1,861	4,015
30-89 days past due	24,146	446,171	270,570	740,887	442	19,199	35,607	55,248
Over 90 days past due	884	61,059	468,484	530,427	19	2,810	102,770	105,599
Consumer loans
Current	4,805,715	672,909	77,826	5,556,450	55,573	35,781	41,859	133,213
1-29 days past due	15,719	119,890	31,447	167,056	2,783	22,313	16,269	41,365
30-89 days past due	2,856	95,575	82,068	180,499	596	30,346	42,380	73,322
Over 90 days past due	2,434	7,187	143,678	153,299	178	1,121	83,398	84,697
Total	34,135,207	4,182,295	2,615,378	40,932,880	136,435	236,552	849,471	1,222,458

	As of December 31, 2024
	Gross carrying amount				ECL allowance
	Stage 1	Stage 2	Stage 3	TOTAL	Stage 1	Stage 2	Stage 3	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans
Current	31,283			31,283	1			1
Commercial loans
Current	15,183,222	1,150,507	363,076	16,696,805	68,684	51,797	114,622	235,103
1-29 days past due	45,590	124,071	89,139	258,800	4,449	12,171	26,294	42,914
31-89 days past due	3,285	65,549	97,072	165,906	173	8,166	27,564	35,903
Over 90 days past due	-	89	699,554	699,643	-	22	371,461	371,483
Mortgage loans
Current	14,746,681	1,385,985	234,901	16,367,567	7,403	30,391	28,974	66,768
1-29 days past due	12,809	362,378	85,437	460,624	2,358	13,182	13,452	28,992
31-89 days past due	3,166	196,569	140,323	340,058	586	16,757	22,938	40,281
Over 90 days past due	-	-	391,520	391,520	-	-	90,329	90,329
Consumer loans
Current	4,903,711	455,722	69,745	5,429,178	52,683	34,770	29,390	116,843
1-29 days past due	21,323	135,203	29,654	186,180	5,638	27,780	12,065	45,483
31-89 days past due	3,050	88,115	81,657	172,822	358	24,865	35,037	60,260
Over 90 days past due	-	716	122,742	123,458	-	194	58,136	58,330
Total	34,954,120	3,964,904	2,404,820	41,323,844	142,333	220,095	830,262	1,192,690

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
•For retail lending, mortgages over residential properties
The following table show the maximum exposure to credit risk by class of financial asset, associated collateral and the net exposure to credit risk:

	As of December 31,
	2025				2024
	Maximum exposure to credit risk	Collateral	Net exposure	Associated ECL	Maximum exposure to credit risk	Collateral	Net exposure	Associated ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans	68,178	39,128	29,050	2	31,283	11	31,272	1
Commercial loans	17,363,835	10,172,100	7,191,735	640,406	17,821,154	10,014,312	7,806,842	685,403
Mortgage loans	17,443,563	17,167,022	276,541	249,453	17,559,769	17,367,966	191,803	226,370
Consumer Loans	6,057,304	534,442	5,522,862	332,597	5,911,638	558,906	5,352,732	280,916
Contingent loans exposure	2,941,345	340,783	2,600,562	32,126	2,850,495	467,467	2,383,028	18,389
Total	43,874,225	28,253,475	15,620,750	1,254,584	44,174,339	28,408,662	15,765,677	1,211,079
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As of December 31, 2025, assets received or awarded in lieu of payment amounted to Ch$42,463 million (gross amount: Ch$42,489 million; allowance: Ch$26 million). As of December 31, 2024, assets received or awarded in lieu of payment amounted to Ch$35,622 million (gross amount: Ch$36,804 million; allowance: Ch$1,182 million).
l.Maximum exposure to credit risk
Financial assets and off-balance sheet commitments
For financial assets recognised in the Consolidated Statements of Financial Position, maximum credit risk exposure equals their carrying value. Below is the distribution by financial asset and off-balance sheet commitments of the Bank’s maximum exposure to credit risk as of December 31, 2025 and 2024, without deduction of collateral, security interests or credit improvements received:

		As of December 31,
		2025	2024
	Note	MCh$	MCh$
Deposits in banks	4	1,975,644	2,695,560
Cash items in process of collection	4	1,185,633	572,552
Financial assets for trading at FVTPL	5
Financial derivative contracts		10,879,777	12,309,770
Financial assets held for trading		714,628	329,327
Financial assets at FVOCI	6
Debt financial instruments		3,598,366	2,687,485
Other financial instruments		291,586	74,903
Financial derivative contracts for hedge accounting	7	261,192	843,628
Financial assets at amortised cost	8
Rights under repurchase agreements		427,983	153,087
Debt financial instruments		5,525,242	5,176,005
Interbank loans		68,176	31,282
Loans and account receivable at amortised cost /		39,642,246	40,099,872
Off-balance commitments:
Letters of credit issued		249,140	308,407
Foreign letters of credit confirmed		1,871,802	2,208,507
Performance guarantees		10,584,496	10,352,459
Available credit lines		556,196	365,932
Personal guarantees		235	406
Other irrevocable credit commitments		246,564	194,801
Total		78,078,906	78,403,983

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
Foreign derivative contracts
As of December 31, 2025, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 1.72 billion or 3% of its total exposure. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.
Below, our foreign exposure for those countries classified above 1 and represents our majority of exposure to categories other than 1. As of December 31, 2025, considering fair value of derivative instruments.

Country	Classification	Derivative instruments (market adjusted)	Deposits	Loans	Financial Investments	Total Exposure
		USD millions
Hong Kong	2	-	4.73	-	-	4.73
México	3	1.68	0.94	-	-	2.62
China	2	-	-	44.65	-	44.65
Italia	2	-	0.93	-	-	0.93
Panama	3	0.03	-	-	-	0.03
Peru	3	0.01	-	-	-	0.01
Indonesia	2	-	-	0.27	-	0.27
OMAN	4	-	-	0.45	-	0.45
Total		1.72	6.60	45.37	-	53.69
*Includes BSCH SA New York and Santander Investment Securities
Our exposure to Banco Santander Spain is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted)	Deposits	Loans	Financial Investments	Total Exposure
Banco Santander España	Spain	1	239	2	-	-	241
The total amount of the exposure to derivative instruments must be compensated daily with collateral and, therefore, there is no credit exposure.
As of December 31, 2025, we had no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
The Bank has classification tools that allow it to group the credit quality of transactions or customers. Additionally, the Bank has historical databases that keep this internally generated information to study how this probability varies. Classification tools vary according to the analyzed customer (commercial, consumer, SMEs, etc.).
Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
	MCh$	MCh$
Non-impaired financial assets
Properties/mortgages	25,754,814	27,463,548
Investments and others	14,682,932	11,083,172
Impaired financial assets
Properties/ mortgages	3,358,646	3,162,938
Investments and others	358,671	354,348
Total	44,155,063	42,064,006
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
The liquidity limits and early warning indicators and management measures defined internally can be grouped as follows:
–Limits associated with concentration and mismatches of cash flows and liquidity of the Bank’s operations.
–Liquidity Management Tools, which is a Structural liquidity or Financing Chart, whose objective is to determine the Bank’s structural liquidity position and allow active management, is an essential mechanism to ensure permanently the assets’s financing in optimal conditions.
–Early warning indicators associated with risks concentration and used as detection and anticipation tool of potential liquidity stress situations and, if necessary, the activation of the Liquidity Contingency Plan
The Market Risk Management establishes and updates the Liquidity Management Policy (PAL). The review and update is performed once a year. However, at any time it could be updated upon request, if any of the areas involved by the PAL have identified a required modification. The PAL is approved by the Board of Directors.
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued

	As of December 31,
ALAC	2025	2024
	MCh$	MCh$
Level 1: cash and cash equivalent	1,904,994	2,416,812
Level 2: fixed income	6,227,856	7,241,318
Level 2: fixed income	3,163	4,517
Total	8,136,013	9,662,647
3.Liquidity Coverage Ratio (LCR)
The Liquidity Coverage Ratio (LCR) is a measurement of liquid assets over 30-day net outflows. It is used by banks globally, as part of the Basel III standards. The requirements were gradually implemented, reaching 100% in 2024.
The objective of the LCR is to promote the short-term resistance of Banks’ liquidity risk profile. The LCR ensures that organizations have an adequate pool of unencumbered, High-Quality Liquid Assets, which can be readily and immediately converted to cash in private markets, in order to meet short-term liquidity needs.

	As of December 31,
Liquidity Coverage Ratio	2025	2024
	%	%
LCR	188	191
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
The Central Bank and the FMC established a minimum NSFR level of 60% for 2022, increasing to 100% by 2026.

	As of December 31,
Net Stable Funding Ratio	2025	2024
	%	%
NSFR	115	106
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
Term mismatches will be made on the following time bands:
-First time band: up to 7 days, inclusive
-Second time band: from 8 days to 15 days, inclusive
-Third time band: from 16 days to 30 days, inclusive
-Fourth time band: from 31 days to 90 days, inclusive

	As of December 31, 2025
	Individual			Consolidated
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash flow receivable (assets) and income	2,933,007	1,478,146	1,323,245	2,931,749	1,478,146	1,323,245
Cash flow payable (liabilities) and expenses	2,595,355	1,585,737	1,997,139	2,577,161	1,585,737	1,997,139
Mismatch	337,652	(107,591)	(673,894)	354,588	(107,591)	(673,894)

Mismatch affected by limits			(443,833)			(426,897)
Limits:
1 time capital			4,719,697			4,839,639
Margin available			4,275,864			4,412,742
% used			9%			9%

	As of December 31, 2024
	Individual			Consolidated
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash flow receivable (assets) and income	2,471,457	1,642,561	1,834,873	2,468,737	1,642,561	1,834,873
Cash flow payable (liabilities) and expenses	2,127,447	2,481,618	2,058,265	2,111,033	2,481,618	2,058,265
Mismatch	344,010	(839,057)	(223,392)	357,704	(839,057)	(223,392)

Mismatch affected by limits			(718,439)			(704,745)
Limits:
1 time capital			4,292,440			4,396,833
Margin available			3,574,001			3,692,088
% used			17%			16%
ii.Composition of financing sources
The main sources of financing with third parties are the following:

	As of December 31,
Main sources of financing	2025	2024
	MCh$	MCh$
Deposits and other demand obligations	14,075,590	14,260,609
Time deposits	16,493,783	17,098,625
Bank obligations	3,434,237	4,337,947
Debt instruments issued and regulatory capital	9,647,593	10,043,972
Total	43,651,203	45,741,153
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
As of December 31, 2025 and 2024, the Central Bank has required to the Bank to maintain a technical reserve of $0 million for both periods.
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
Operational risk management
The operational risk model regulates the necessary elements for adequate management and control of operational risk, aligned with advanced regulatory standards and best management practices, and includes the following phases:
–strategy and planning.
–identification, assessment and monitoring of risks and internal controls.
–implementation and monitoring of mitigation measures.
–availability of information, adequate reports and escalation of relevant issues.
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
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

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
Exposure to net loss, gross loss and recovery of gross loss due to operational risk event

	As of December 31,
	2025	2024
	MCh$	MCh$
Expenses for the gross loss period due to operational risk events
Internal fraud	1,115	3,153
External fraud	41,496	33,786
Labor Practices and Business Safety	4,381	7,129
Clients, products and business practices	572	809
Damage to physical assets	296	347
Business interruption and system failures	280	290
Process execution, delivery and management	7,125	6,505
Subtotal	55,265	52,019
Recoveries of expenses in the period due to operational risk events
Internal fraud	(657)	(1,720)
External fraud	(7,025)	(27,586)
Labor Practices and Business Safety	(922)	(2,160)
Clients, products and business practices	(481)	(250)
Damage to physical assets	(1)	(2)
Business interruption and system failures	(6)	(112)
Process execution, delivery and management	(5,003)	(1,555)
Subtotal	(14,095)	(33,385)

Net loss from operational risk events	41,170	18,634
CAPITAL RISK
General Information
The Bank provides information on the objectives, policies, and processes for managing capital and regulatory capital, respectively, in accordance with paragraphs 134–136 of IAS 1.
Capital Description
The Conceptual Framework establishes a concept of Financial Capital and one of Physical Capital. In this regard, the Bank applies the concept of Financial Capital, which translates into the consideration of invested money or invested purchasing power; capital is synonymous with the entity’s net assets or equity.
Since December 2021, the definition of regulatory capital was changed, and now is defined as follows:
-Paid-in capital of the Bank for subscribed and paid-in ordinary shares;
-Premium paid for instruments included in this capital component;
-Reserves, whether from retained earnings or not, for depreciation of perpetual bonds and for the expiration of perpetual bonds;
-Items of “other accumulated comprehensive income”;
-Retained earnings from prior periods, profit (loss) for the period, net of provisions for minimum dividends, revaluation of perpetual bonds, and payment of interest and/or dividends on issued regulatory capital financial instruments;
-Non-controlling interest in accordance with local banking regulations.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
Objectives
The Bank’s main objectives in Capital Management include:
-Meeting internal capital and capital adequacy goals;
-Complying with regulatory requirements;
-Aligning the Bank’s strategic plan with the capital expectations of external stakeholders (rating agencies, shareholders and investors, clients, supervisors, etc.);
-Supporting business growth and any strategic opportunities that may arise.
Policies
The Bank has ALCO, which is responsible for the supervision, authorization, policy establishment, and assessment of all aspects related to capital and solvency. The Board of Directors has delegated to ALCO the knowledge and evaluation of capital levels and profitability in accordance with the Bank's strategy. The CIR monitors and is responsible for setting the limits for primary and secondary metrics based on risk appetite.
In addition to the above, the Bank has developed the necessary policies to contribute to the management and fulfillment of capital management strategies and objectives, including:
-Capital Adequacy Policy;
-Capital Planning Policy;
-Policy for Managing Capital Deterioration Situations;
-Capital Monitoring Policy;
-Dividend Policy and Basel III Implementation.
Capital Management Processes
Capital is managed in accordance with the risk environment, Chile’s economic performance, and the economic cycle. The relevant Committee may adjust our current capital policies to address changes in the aforementioned risk environment.
Capital management is based on a Capital Framework that aims to ensure that the level of capital, structure and composition are adequate at any time considering the Bank's risk profile and under different scenarios, guaranteeing compliance with both the minimum regulatory requirements and the risk appetite and the Recovery Plan, and are in line with stakeholder's interest and support the growth strategy defined by the Bank.
The capital model defines the functional and governance aspects of capital planning, budget execution and monitoring, capital adequacy analysis, capital measurement, and capital reporting and disclosure. This model covers the main capital management activities:
1.Establishing the Bank's solvency and capital contribution targets, aligned with minimum regulatory requirements and internal policies, to ensure a robust capital base consistent with the Bank's risk profile and efficient capital utilization to maximize shareholder value.
2.Developing a capital plan to meet these targets, consistent with the strategic plan.
3.Assessing capital adequacy to ensure the capital plan is consistent with the Bank's risk profile and risk appetite (including stress scenarios).
4.Developing the capital budget as part of the Bank's budgeting process.
5.Monitoring and controlling budget execution and developing corrective action plans to address any budget deviations.
6.Calculating capital metrics.
7.Preparing internal capital reports, as well as reports for supervisory authorities and the market.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
Compliance with Capital Management Objectives
The Bank continuously assesses its risk-return ratios through its core capital, net worth, economic capital, and return on equity. Regarding capital adequacy, the Bank conducts its internal process based on the local banking regulations, effective since December 1, 2021 (Basel III). Economic capital is the capital required to cover all the risks of business activity at a given solvency level.
The monitoring and tracking of metrics and their limits is performed by ALCO, which also evaluates Capital level and the risk appetite on monthly basis, in addition to controlling the solvency indicator "Effective Equity / Risk Weighted Assets" which is controlled at Fully Loaded levels since December 1, 2025, considering the capital requirements at 100% of the required level.
Quantitative Data on Capital Management
The Bank primarily manages its capital by increasing its effective equity through the accumulation of profits, which allows it to have a minimum regulatory capital to risk-weighted assets ratio of 16.89%, which is 426.00 higher than the required requirement.
External Requirements
Minimum Required Capital
According to the new General Banking Law (updated through Law N°21,130), a bank must maintain a minimum of UF 800,000 (approximately Ch$31,782 million or US$35 million as of December 31, 2025) in paid-in capital and reserves, calculated in accordance with FMC regulations.
Capital Regulatory Framework and Updates
According to the new General Banking Law, he minimum capital requirements have increased in both quantity and quality. Total regulatory capital remains at 8% of risk-weighted assets, but includes credit, market and operational risk. The minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% may be Additional Tier 1 (AT1), either in the form of preferred shares or perpetual bonds, which may be convertible into shares. Tier 2 capital is now set at 2% of risk-weighted assets.
Additional capital demands have been incorporated through a capital conservation buffer of 2.5% of risk-weighted assets. Furthermore, the Central Bank of Chile, in accordance with local banking regulator (FMC), may establish an additional countercyclical buffer of up to 2.5% of risk-weighted assets. Both buffers must be composed of core capital.
In addition, the FMC, with the favorable agreement of the Board of the Central Bank of Chile (BCCh), has the authority to establish new regulatory methodologies for calculating risk-weighted assets related to: Credit risk, Market risk, and Operational risk. This authority also extends to: conditions for the issuance of hybrid AT1 instruments, capital charges for systemically important banks, prudential deductions to regulatory capital, and additional measures, including increased capital, for banks with deficiencies in the Supervisory Review and Evaluation Process (Pillar II).

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
Pillar II aims to ensure that banks maintain a capital level appropriate to their risk profile and encourages the development and use of effective risk monitoring and management processes. for this reason, banks are responsible for developing an Internal Capital Adequacy Assessment Process (ICAAP), while supervisors must examine banks' internal strategies and assessments and intervene early when they are not satisfied with the outcome of this process, Thus, supervisors may required additional capital, above the minimum regulatory, especially to ensure resilience in adverse credit cycles.
At first, the Banks submitted a simplified report with the conclusions of the self-assessment process, only considering credit risk (2021). For 2022 Pillar I risks was added, and since 2023 the full report was required. On April 11, 2025, an additional capital requirements under Pillar II of 0.25% was imposed, which must did comply of 50% by June 2025.
The banks must maintain a regulatory capital of at least 8% of risk-weighted assets, net of credit losses, and a paid-in capital and reserves ("core capital") of at least 3% of total assets, also net of credit losses, as composed as follows:
•The bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches, or core capital;
•Perpetual bonds and preferred shares referred, placed by the bank at placement price, up to one-third of its core capital;
•Subordinated bonds, valued placement price, decreasing by 20.0% for each year during the period beginning six years before maturity, for an amount of up to 50.0% of their core capital; and
•Voluntary provisions for credit losses, up to 1.25% of credit risk-weighted assets.
On April 1, 2025, the annual classification of systemically important banks and established requirement was announced. thus maintaining for another year the requirement of an additional basic capital charge of 1.5% for the bank.
On April 14, 2025, and additional Pillar II capital requirement of 0.25 percent was announced, applicable in 50% no later than June 30, 2025.
On November 19, 2024, the Chilean Central Bank Council, resolved to maintain the Countercyclical Capital Buffer (CCyB) at 0.5% of risk-weighted assets, which had been activated on May 24, 2023, as a precautionary measure against external financial uncertainty. The instruction remains unchanged as of December 2025.
Compliance with external requirements
Regulatory capital and core capital are calculated based on the local Consolidated Financial Statements. As a result of the merger between two predecessor institutions with a significant market share in the Chilean financial market, our current minimum regulatory requirement consists of a minimum regulatory capital-to-risk-weighted assets ratio of 12.63%, As of the reporting date, the Bank maintains a regulatory capital-to-risk-weighted assets ratio of del 16.89%.
Period-to-period changes
Schedule of changes to minimum capital requirements:

	As of December 31,
Capital requirements	2025	2024
	MCh$	MCh$
Pillar II charge	0.13%	—%
Systemic Charge	1.50%	1.13%
Counter-cyclical Capital buffer	0.50%	0.50%
Capital Conservation buffer	2.50%	2.50%
Tier T2	2.00%	2.00%
AT1	1.50%	1.50%
CET1	4.50%	4.50%
Total	12.63%	12.13%
As of December 1, 2025, the regulatory adjustments and exclusions increased from 65% to 100% deduction according to transitional provisions, thus ending the gradual implementation process of Basel III.

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
Additional regulation
Pillar III promotes market discipline and financial transparency through the disclosure of meaningful and timely information, allowing information users to understand the risk profile of local banking institutions along with their capital structure, thereby reducing information asymmetries.
On July 8, 2025, as a result of the supervisory process known as Pillar II of Basel III, additional regulatory capital requirements for banking entities was improved, with the aim of facilitating the supervisory process and clarifying some aspects of the capital assessment process. The adjustments will be incorporated partially, with the first application starting with the reports submitted in December 2025 and ending with the IAPE review to be delivered in April 2027.
Total assets, risk-weighted assets, and components of effective equity

	Total assets, risk-weighted assets and components of effective equity according to Basel III	Consolidated global 31-12-2025 MCh$	Consolidated global 31-12-2024 MCh$
1	Total assets according to the statement of financial position	68,094,956	68,458,932
2	Investment in subsidiaries that are not consolidated		-
3	Assets discounted from regulatory capital, other than item 2	11,233,907	13,243,643
4	Credit equivalents	4,639,857	3,402,423
5	Contingent credits	2,804,045	2,836,980
6	Assets generated by the intermediation of financial instruments	83,086	18,622
7	= (1-2-3+4+5-6) Total assets for regulatory purposes	64,221,865	61,436,070
8.a	Assets weighted for credit risk, estimated according to the standard methodology (RAW)	29,551,588	29,921,944
8.b	Assets weighted for credit risk, estimated according to internal methodologies (AWCR)	-	-
9	Market Risk Weighted Assets (MRWA)	7,143,966	5,967,201
10	Operational Risk Weighted Assets (OPWA)	5,019,913	4,923,679
11.a	= (8.a/8.b+9+10) Risk Weighted Assets (RWA)	41,715,467	40,812,824
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after applying the output floor (RWA)	41,715,467	40,812,824
12	Shareholders equity	4,719,697	4,292,440
13	Non-controlling interest	119,942	104,394
14	Goodwill	-	-
15	Excess minority investment	-	-
16	= (12+13-14-15) Common Equity Equivalent Tier 1 Capital (CET1)	4,839,639	4,396,834
17	Additional deductions to common equity tier 1, other than item 2	237,716	128,425
18	= (16-17-2) Common Equity Tier 1 (CET1)	4,601,923	4,268,409
19	Voluntary (additional) provisions charged as additional capital tier 1 (AT1)	-	-
20	Subordinated bonds imputed as additional capital level 1 (AT1)	-	-
21	Preferred shares attributed to additional capital tier 1 (AT1)	-	-
22	Perpetual bonds attributed to additional capital level 1 (AT1)	629,468	693,382
23	Discounts applied to AT1	-	-
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)	629,468	693,382
25	= (18+24) Equity Tier 1	5,231,391	4,961,791
26	Voluntary (additional) provisions allocated as Tier 2 (T2) capital	179,098	293,000
27	Subordinated bonds imputed as Tier 2 capital (T2)	1,636,832	1,706,525
28	= (26+27) Capital nivel 2 equivalente (T2)	1,815,930	1,999,525
29	Discounts applied to T2	-	-
30	= (28-29) Tier 2 Capital (T2)	1,815,930	1,999,525
31	= (25+30) Effective equity	7,047,321	6,961,316
32	Additional basic capital required for the constitution of the conservation buffer	1,042,887	1,020,321
33	Additional basic capital required to set up the countercyclical buffer	208,577	204,064
34	Additional core capital required for banks rated as systemic	625,732	459,144
35	Additional capital required for the evaluation of the adequacy of effective capital (Pillar 2)	52,144	-

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 37 - RISK MANAGEMENT, continued
Solvency indicators and regulatory compliance indicators according to Basel III

	Solvency indicators and regulatory compliance indicators according to Basel III	Consolidated global 31-12-2025%	Consolidated global 31-12-2024%
1	Leverage indicator (T1_I18/T1_I7)	7.17%	6.95%
1.a	Leverage indicator that the bank must meet, considering the minimum requirements	3.00%	3.00%
2	Core Capital indicator (T1_I18/T1_I11,b)	11.03%	10.46%
2.a	Core Capital indicator that the bank must meet, considering the minimum requirements	6.08%	5.63%
2.b	Capital buffer shortfall
3	Tier 1 capital indicator (T1_I25/T1_I11,b)	12.54%	12.16%
3.a	Tier 1 capital indicator that the bank must meet, considering the minimum requirements	7.60%	7.13%
4	Effective equity indicators (T1_I31/T1_I11,b)	16.89%	17.06%
4.a	Effective equity indicator that the bank must meet, considering the minimum requirements	9.63%	9.13%
4.b	Effective equity indicator that the bank must meet, considering the charge for article 35 bis, if applicable	0.00%	0.00%
4.c	Effective equity indicator that the bank must meet, considering the minimum requirements, conservation buffer and anti-cyclical buffer	12.63%	12.13%
5	Credit rating	A	A
	Regulatory compliance indicators for solvency
6	Voluntary (additional) provisions allocated to Tier 2 capital (T2) in relation to APRCs (T1_I26/ (T1_I8,a or I8,b)	0.61%	0.98%
7	Subordinated bonds allocated to Tier 2 (T2) capital in relation to Tier 2 capital	35.57%	39.98%
8	Additional Tier 1 capital (AT1) in relation to basic capital (T1_I24/T1_I18)	13.68%	16.24%
9	Voluntary provisions (additional) and subordinated bonds that are charged to additional capital level 1 (AT1) in relation to the RWAs (T1_I19+T1_I20 / T1_I11,b)	0.00%	0.00%

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 38 - SUBSEQUENT EVENTS
Bond placement
On January 8, 2026, with settlement on January 15, 2026, a bond in the amount of USD500,000,000 was issued, maturing on November 20, 2030, with a coupon rate of 4.55% and an issue yield of 4.558%, representing a spread of 82 basis points over the 5-year United States Treasury bond. The bond was issued pursuant to Rule 144A and Regulation S under the United States Securities Act.
On February 16, 2026, Series BA Bonds, with the mnemonic BSTDBA0225, were placed for a total amount of 597,000 UF, with a maturity date of August 1, 2032. The average placement rate of the securities was 2.725%.
On February 18, 2026, Series BA Bonds, with the mnemonic BSTDBA0225, were placed for a total amount of 50,000 UF, with a maturity date of August 1, 2032. The average placement rate of the securities was 2.700%.
Others
In January 2026, the CMF reported that as a result of the supervisory process that includes the evaluation of the business models of each banking entity, its Council resolved in the case of Banco Santander to maintain the charge already established for this concept from June 2025 of 0.13%, which is a decrease compared to the previous requirement of 0.25%.
On January 27, 2026, at an Extraordinary Shareholders’ Meeting of Banco Santander-Chile, it was agreed to accept the offer and conditions presented by Getnet Payments, S.L. to Banco Santander-Chile and Santander Asesorías Financieras Limitada, for the acquisition of 49.99% of the shares of the subsidiary Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.
On February 2, 2026, Banco Santander Chile and Santander Asesorías Financieras Limitada signed the purchase agreement whereby they transferred 49.98% and 0.01%, respectively, of shares of Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. to Getnet Payments S.L. Finally, Banco Santander Chile maintains control over the Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., through own 50.01% of the shares.
Consolidated Financial Statements issuance
On February 25, 2026, these Consolidated Financial Statements were approved by the Board of Directors.
There are no other subsequent events that need to be disclosed occurred between January 1, 2025 and the date of issuance of these Consolidated Financial Statements (February 25, 2026).

JONATHAN COVARRUBIAS HERNANDEZ Chief Accounting Officer	ANDRES TRAUTMANN BUC Chief Executive Officer